Form 20-F
period 2002-12-31
PERDIGAO SA
filed 2003-06-30
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

              [ ] ANNUAL REPORT PURSUANT TO SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ___________ to ____________

                        Commission file number 001-15148

                                  PERDIGAO S.A.
             (Exact Name of Registrant as Specified in its Charter)

                                       N/A
                                       ---
                 (Translation of Registrant's name into English)

                          Federative Republic of Brazil
                          -----------------------------
                 (Jurisdiction of Incorporation or Organization)

                           760 Av. Escola Politecnica
                     Jaguare 05350-901-Sao Paulo -SP- Brazil
                    (Address of principal executive offices)

Securities registered pursuant to      Name of each exchange on which registered
Section 12(b) of the Exchange Act
Preferred Shares, no par value per                   The New York Stock Exchange
share, each represented by American
Depositary Shares

           Securities registered pursuant to Section 12(g) of the Act:

                                      None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None



      The total number of issued shares of each class of stock of PERDIGAO
                       S.A. as of December 31, 2002 was:

               15,471,957 Common Shares, no par value per share
               29,180,427 Preferred Shares, no par value per share

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

      Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 X Item 18 .



      Please send copies of notices and communications from the Securities and Exchange Commission to:

                                  Ross Kaufman
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166


                                TABLE OF CONTENTS

                                                                                                               Page
PART I      INTRODUCTION..........................................................................................1

   ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........................................1
   ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................2
   ITEM 3.        KEY INFORMATION.................................................................................2
   ITEM 4.        INFORMATION ON THE COMPANY.....................................................................11
   ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................27
   ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................38
   ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................41
   ITEM 8.        FINANCIAL INFORMATION..........................................................................42
   ITEM 9.        THE OFFER AND LISTING..........................................................................44
   ITEM 10.       ADDITIONAL INFORMATION.........................................................................48
   ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................55
   ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................59

PART II           ...............................................................................................59

   ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................59
   ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................59
   ITEM 15.       CONTROLS AND PROCEDURES........................................................................59
   ITEM 16.       [RESERVED].....................................................................................59

PART III          ...............................................................................................59

   ITEM 17.       FINANCIAL STATEMENTS...........................................................................59
   ITEM 18.       FINANCIAL STATEMENTS...........................................................................59
   ITEM 19.       EXHIBITS.......................................................................................59

                                     PART I

                                  INTRODUCTION

         Unless otherwise indicated, all references herein (i) to the "Company" or to "Perdigao" are references to Perdigao S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil") and its consolidated subsidiaries, Perdigao Agroindustrial S.A. and Perdigao Export Ltd.; (ii) to "Preferred Shares" and "Common Shares" refer to the Company's authorized and outstanding preferred stock and common stock, designated as acoes preferenciais and acoes ordinarias, respectively, each without par value. All references herein to the "real," "reais" or "R$" are to the Brazilian real, the official currency of Brazil. All references to "U.S. dollars," "dollars" or "U.S.$" are to United States dollars. As of July 1, 1994, the denomination of the Brazilian currency unit was changed to the real from the cruzeiro real (each real being equal to 2,750 cruzeiros reais at such time), which, in turn, was changed as of August 1, 1993 from the cruzeiro (each cruzeiro real being equal to 1,000 cruzeiros at such time). On May 31, 2003 the commercial exchange rate (sell) was R$2.9656 per U.S.$1.00.

         Our audited financial statements at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 (the "Financial Statements") contained in this Annual Report are presented in reais.

         Until December 31, 2000, the basis for presentation of consolidated income statements was prepared on a constant currency basis.

         As from fiscal year ended on December 31, 2001, the income statements presented in the 20-F Reports were prepared in accordance with accounting practices accepted in Brazil (Brazilian GAAP). Starting the same year, the income statements for fiscal years ended on December 31, 2000 and 1999 were also prepared in accordance with accounting practices accepted in Brazil (Brazilian
GAAP).

         The change in the basis of accounts also affected the presentation of balance sheets prepared according to generally accepted accounting principles in the United States (U.S. GAAP).

         Note 22 of the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to the Company, and includes a reconciliation to U.S. GAAP of net income (loss) and shareholders' equity.

         For market-share presentation purposes, the Company has obtained information from AC Nielsen, which divides the Brazilian refrigerated and frozen food products market into three segments: Specialty Meats, Frozen Meats and Frozen Entries. In this Annual report references to "processed products" means specialty meats, frozen meats, frozen entrees, and appetizers and references to "elaborated products" means Chester(R)(*), turkey and seasoned products. "Commodities" are defined as whole poultry, poultry and pork cuts and other in natura products (unprocessed products), such as partridge, quail, and pheasant.

FORWARD-LOOKING STATEMENTS

         This Form 20-F contains statements, which constitute forward-looking statements. Those statements appear in a number of places in and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the declaration or payment of dividends, (ii) the direction and future operation of the Company,
(iii) the implementation of the principal operating strategies of the Company, including potential acquisition or joint venture transactions or other investment opportunities, (iv) the implementation of the Company's financing strategy and capital expenditure plans and (v) the factors or trends affecting the Company's financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements. The accompanying information contained in this Annual Report, including without limitation the other information set forth under the heading "Operating and Financial Review and Prospects," identifies important factors that could cause such differences.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         On May 21, 2002, the Company engaged Ernst & Young Auditores Independentes S/C to replace Arthur Andersen S/C, its predecessor, as independent auditors.

--------
* Chester(R) is a proprietary product and was developed from the genetic matching from "Gallus gallus," a poultry strain. The resulting bird has juicier meat with 70% of it concentrated in the breast and legs.

         On June 1, 2002, the partners and employees of Arthur Andersen S/C, the former auditors of Perdigao S.A., joined Deloitte Touche Tohmatsu Brazil. The audit reports for the financial statements of the Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Annual Report were issued by Deloitte Touch Tohmatsu Brazil.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

         The selected financial data as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 have been derived from our audited Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report. The selected financial data as of December 31, 2000, 1999, and 1998 and for each of the two years in the period ended December 31, 1999 have been derived from our audited consolidated financial statements and notes thereto, prepared in accordance with Brazilian GAAP which are not included in this Annual Report.

         The following paragraphs discuss some important features of the presentation of the selected financial information and the Financial Statements. You should keep these features in mind in evaluating the selected financial information and in reading "item 5". Operating and Financial Review and Prospects."

         The Financial Statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from generally accepted accounting principles in the United States ("U.S.GAAP").

         See Note 22 to the Financial Statements for a summary of the differences between Brazilian GAAP and U.S.GAAP and a reconciliation to U.S.GAAP of shareholders' equity as of December 31, 2002, 2001, and 2000 and net income for the years ended December 31, 2002, 2001, and 2000.


BRAZILIAN GAAP
CONSOLIDATED INCOME STATEMENT                      2002          2001           2000         1999          1998
(All amounts are in thousands of Brazilian Reais by
Brazilian GAAP)

GROSS SALES                                   3,341,709     2,789,409      2,066,406    1,801,056     1,414,786
Domestic Sales                                2,135,761     1,754,564      1,554,022    1,283,904     1,107,758
Exports                                       1,205,948     1,034,845        512,384      517,152       307,028
Tax on Sales                                  (298,862)     (256,897)      (230,344)    (187,286)     (147,150)
Sales Returns                                 (125,468)      (98,809)       (72,409)     (40,735)      (30,179)
NET SALES                                     2,917,379     2,433,703      1,763,653    1,573,035     1,237,457
COST OF SALES                               (2,103,944)   (1,633,483)    (1,336,000)  (1,112,855)     (903,854)
GROSS PROFIT                                    813,435       800,220        427,653      460,180       333,603
OPERATING EXPENSES                            (591,681)     (436,418)      (311,967)    (290,586)     (239,021)
Selling                                       (554,449)     (400,907)      (284,058)    (267,429)     (209,247)
General and Administrative                     (44,773)      (40,274)       (36,081)     (31,844)      (32,602)
Investments in subsidiaries                       9,784         7,266          8,449        8,072         2,410
Other Operating Income                          (2,243)       (2,503)          (277)          615           418
INCOME FROM OPERATIONS BEFORE
FINANCIAL EXPENSES                              221,754       363,802        115,686      169,594        94,582
Financial Expenses, Net                       (219,207)     (120,752)       (64,229)    (102,396)      (19,092)
INCOME FROM OPERATIONS                            2,547       243,050         51,457       67,198        75,490
Nonoperating Results                              (223)       (3,987)          1,305      (6,574)       (8,606)
INCOME BEFORE TAXES AND PROFIT SHARING            2,324       239,063         52,762       60,624        66,884
Income and Social Contribution Tax                6,601      (57,168)        (6,580)     (12,562)       (5,246)
Employees Profit Sharing                          (693)      (10,838)              -            -             -
Management Profit Sharing                             -       (2,810)          (850)        (900)       (1,200)
INCOME BEFORE MINORITY INTEREST                   8,232       168,247         45,332       47,162        60,438
Minority Interest                                     -             -             57            -             -
NET INCOME                                        8,232       168,247         45,389       47,162        60,438
Net Income per share (1)                          0.185         3.780          1.020     0.000212      0.000271
Dividends per share (2)                           0.121         1.134          0.318     0.000059      0.000072
Dividends per ADS (3) (4)                         0.243         2.268          0.635        0.295         0.359
Dividends per ADS (in US Dollars) (3) (4)         0.069         0.978          0.325        0.165         0.297


CONSOLIDATED BALANCE SHEET                         2002          2001          2000          1999          1998
(All amounts are in thousands of Brazilian Reais by Brazilian GAAP)

Cash, Cash Equivalents and Short Term           904,248       402,976       656,183       343,590       373,663
Investments

Total Current Assets                          1,862,352     1,043,055     1,195,289       750,348       681,831

Fixed Income Securities                          47,129       328,249        68,866       324,497       143,526

Property, Plant and Equipment                   934,097       903,640       854,931       726,358       592,397

TOTAL ASSETS                                  3,007,234     2,424,094     2,234,012     1,866,940     1,460,373

Total Current Liabilities                     1,667,162     1,014,013       921,126       718,543       598,702

Bank Loans, Financing and Debentures            531,421       598,771       611,053       536,228       311,433

Shareholder's Equity                            675,640       672,808       569,728       523,663       482,198

Capital Stock                                   490,000       415,433       415,433       415,433       415,433

U.S. GAAP

Gross Sales                                   3,341,709     2,789,409     2,066,406     1,801,056     1,414,786

Net Income (Loss)                                 1,976       163,982        41,195        38,157        46,515

Net Income (Loss) per share (1) (4)              0.0444        3.6842        0.9255        0.8573        1.0427

Net Income (Loss) per ADS (3) (4)                0.0888        7.3684        1.8511        1.7146        2.0854

Average Shares Outstanding (000) (4)             44,509        44,509        44,509   222,544,442   223,055,810

Average Number of ADS Outstanding (000)          22,254        22,254        22,254        44,508        44,611
(4)

Total Assets                                  3,001,987     2,473,542     2,293,677     1,936,835     1,535,252

Long Term Debt                                  531,421       598,771       611,053       536,228       311,433

Shareholder's Equity                            667,197       708,800       607,615       565,765       540,742

Capital stock                                   490,000       415,433       415,433       415,433       415,433

Cash Dividends per ADS (3) (4)                    0.243         2.268         0.635         0.295         0.359

Cash Dividends per ADS (in US Dollars)            0.069         0.978         0.324         0.165         0.296
(3) (4)

(1) Earnings per shares are computed under Brazilian GAAP based on the shares issued at the end of each year. Under US GAAP, earnings per share are calculated based on weighted average shares outstanding.

(2) Dividends are recognized under Brazilian GAAP in the year to which the income relates, although the shareholders to vote on them until the following year and have the right to change amounts. Under U.S. GAAP, dividends are recorded when the shareholders have approved the dividend amount, but not in an amount less than the minimum required by law.

(3) Each ADS represented 5,000 preferred shares of the Company as of December 31, 1999.

(4) On June 20, 2000, Perdigao shareholders approved a reverse split whereby 5,000 old Preferred Shares now represent one new Preferred Share. Additionally, as a result of said reverse split, effective June 26, 2000, Perdigao changed the ADR ratio from one ADR representing 5,000 Preferred Shares to one ADR representing two Preferred Shares. As a result of the change in ratio, there was also a change in the CUSIP number and symbol. Also, there was a mandatory exchange of ADRs whereby existing holders received one new ADR for every two ADRs previously held. Cash-in-lieu was distributed for any fractional ADSs. For U.S. GAAP purposes, the reverse stock split and change in ratio of shares to ADSs has been reflected retroactively in earnings per share and average shares/ADSs outstanding for all periods presented.

Exchange Rates

         There are two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The Commercial Market Rate is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars, which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

         Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. After implementation of the Real Plan, the Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuacao) in which the exchange rate between the real and the U.S. dollar could fluctuate.

         On January 13, 1999, Brazilian monetary authorities halted their intervention to maintain the previous system of exchange rate bands underpinned by a specific rate, in accordance with exchange rate controls that pre-established bid and ask rates. As a result of continuous pressure to devalue the Real, the Central Bank allowed a de facto devaluation of the Real of 7.6%, establishing a new exchange rate band of R$1.20 to R$1.32 per US$1.00. Despite this attempt to carry out a limited devaluation, further pressures caused the Central Bank to announce on January 15, 1999, that it would let the Real trade freely on the foreign exchange markets. This decision was confirmed on January 18, 1999, when the Central Bank officially announced its new policy to allow the Real's value to be determined by the foreign exchange markets, intervening only to limit wide swings in the value of the currency. After this announcement and at the close of business on January 18, 1999 the Commercial Market Rate was R$1.5384 per US$1.00. On December 31, 2002 the Commercial Market Rate was R$3.5333 to US$1.00. Due to the elections in 2002, the Brazilian market suffered instability and as a result of this, the exchange rate increased 52% in the year compared to 2001. On May 31, 2003 the commercial exchange rate (sell) was R$2.9656 per U.S.$1.00, resulting in a exchange rate decrease of 16% if compared to December 31, 2002. The fluctuations in relation to the exchange rate may continue to occur, both in relation to a new currency devaluation as well as a valuation of the exchange rate in relation to the Real.

         The following table sets forth information on prevailing Commercial Market Rates for the periods indicated.

         COMMERCIAL RATES
Year Ended December 31
                            Low                    High                    Average(1)             Period-end

1998                        1.1165                 1.2087                  1.1605                 1.2087

1999                        1.2078                 2.1647                  1.8142                 1.7890

2000                        1.7205                 1.9847                  1.8298                 1.9554


         COMMERCIAL RATES
Year Ended December 31
(Continued)

2001                        1.9422                 2.8007                  2.3521                 2.3204

2002                        2.2709                 3.9552                  2.9203                 3.5333

(1) Represents the average of month-average exchange rate during the relevant period.

Exchange rate information with high and low exchange rates for each month during the previous six months:


                    Low                    High                    Period-end

Dec/02              3.4278                 3.7980                  3.5333

Jan/03              3.2758                 3.6623                  3.5258

Feb/03              3.4930                 3.6580                  3.5632

Mar/03              3.3531                 3.5637                  3.3531

Apr/03              2.8898                 3.3359                  2.8898

May/03              2.8653                 3.0277                  2.9656

         The Company will make any cash distributions with respect to the Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs on conversion by the Depositary of such distributions into U.S. dollars for payment to holders of Preferred ADSs. Fluctuations in the exchange rate between the reais and the U.S. dollar may also affect the U.S. dollar equivalent of the reais price of the Preferred Shares on the Brazilian stock exchanges.

B. CAPITALIZATION AND INDEBTEDNESS



Not applicable



C. REASONS FOR THE OFFER AND USE OF PROCEEDS



Not applicable



D. RISK FACTORS



CERTAIN RISK FACTORS RELATING TO THE COMPANY

Raising Animals and Meat Processing is subject to a variety of risks, which could have an adverse impact on the Company's operations

         The Company's operations involve raising animals, which is subject to a variety of risks, including disease, contamination, consumer health concerns and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of the Company's products and therefore could have a significant impact on its operations. The Company's sales are dependent on consumer preferences, and the loss of consumer confidence in the products sold by Brazilian producers as a result of disease or contamination of the Company's products, could have a material adverse effect on the Company's results of operations. Perdigao now has the most complete traceability system in the Brazilian market. This system allows it to identify a product from its origins and track it through the entire processing chain within a maximum of 24 hours using bar coding printed on the packaging. Code scanning reveals the full detail of each production stage (from information on the producer, parents, animal feed, medication, quality testing and temperature control during transportation, among others). This information is currently being totally computerized for storage in the SAP R3 management system. While on the one hand the consumer is assured of greater food safety, on the other, the Company gains in response time for implementing the necessary actions and the ability to take corrective measures when necessary.

Prices in the foodstuffs industry are highly cyclical and volatile, and downturns in prices could adversely affect the Company's results

         The Brazilian foodstuffs industry, like the processed food industry in other countries, has been characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. The Company believes that Brazilian and export prices for its product line are likely to remain volatile and subject to cyclical variation. There can be no assurance that the Company's results will not be adversely affected by future downturns in real prices.

Feed Costs are volatile and increases in the costs of corn and soybeans, among other ingredients, could adversely affect the Company's results

         The largest single component of the Company's cost of sales is the cost of ingredients used in the preparation of feed. The price of most of the Company's feed ingredients, corn and soybean, is subject to volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. The Company does not currently engage in hedging of its feed costs; however, the Company makes part of the purchases using forward contracts with producers.

The Company faces intense competition from other Brazilian producers and from other world producers, which could adversely affect the Company's performance

         The Company faces competition from other Brazilian producers in the domestic markets in which it sells its products, and from other world producers as well in the export markets in which it sells its products. There are other major vertically integrated Brazilian producers that compete with the Company. To varying degrees, these companies have financial resources and strengths in particular product lines and regions. The Company expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic scope. Accordingly, there can be no assurance that the Company's performance will not be adversely affected by increased competition.

Increasingly stringent environmental regulation, and the costs of compliance, could adversely affect the availability of funds for capital expenditures and other purposes

         Brazilian food producers, including the Company, are subject to stringent federal, state and local environmental laws and regulations concerning, among other things, human health, the handling and disposal of wastes and discharges of pollutants to the air, water and soil. In view of the possibility of unanticipated regulatory or other developments, particularly as environmental laws become more stringent both in Brazil and worldwide, the amount and timing of future expenditures required to maintain compliance could vary substantially from their current levels and could adversely affect the availability of funds for other capital expenditures and other purposes.

The Company is controlled by a defined group of entities, having control over important corporate decisions

         The Company is controlled by a group of pension funds that act together pursuant to a shareholders' agreement and on March 31, 2003, had an aggregate 79.88% of the Company's outstanding voting Common Shares and 36.91% of the Company's non-voting Preferred Shares. The shares of the Company are traded on the Sao Paulo Stock Exchange. The Preferred Shares and the Preferred ADSs are not entitled to vote at meetings of shareholders, except in limited circumstances. This means that preferred shareholders are not entitled to vote on corporate transactions, including mergers or consolidations of the Company with other companies. In addition, the Pension Funds have the ability to determine the outcome of any action requiring shareholder approval, including transactions such as corporate reorganizations, change of control transactions and the timing and payment of future dividends.

If the Company loses any of its largest clients, or if these large clients significantly reduce the amount they purchase from the Company the Company's revenue and operating income could be materially adversely affected

         The Company's ten largest customers in 2002 accounted for approximately 29.4% of the Company's domestic sales. As a result, if the Company were to lose any of its ten largest customers or they were to significantly reduce the amount they purchase from the Company, the Company's revenue and operating income could be materially adversely affected.

The Company's ability to export could be adversely affected by port labor disputes and disruptions and by import restrictions

         The Company's ability to export is dependent, in part, on factors beyond its control, including the lack of transport facilities due to strikes or other causes, or the enactment of Brazilian laws or regulations restricting exports in general or its products in particular. In addition, regulatory authorities in various countries have in the past imposed, and in the future may impose, import restrictions on Brazil's exports, based on health and sanitary standards. Any of these could materially adversely affect the Company's revenue and operating income.



RISKS RELATING TO BRAZIL

The Brazilian Government Has Exercised, And Continues To Exercise, Significant Influence Over The Brazilian Economy. Brazilian Political And Economic Conditions Have A Direct Impact On the Company's Business And The Market Price Of The Preferred Shares.

         The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The government's actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. The Company's business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as:

        o   currency fluctuations;

        o   inflation;

        o   price instability;

        o   interest rates;

        o   tax policy; and

        o other political, diplomatic, social and economic developments in or affecting Brazil.

The Brazilian Government's Actions To Maintain Economic Stability As Well As Public Speculation About Possible Future Actions May Contribute Significantly To Economic Uncertainty In Brazil And To Heightened Volatility In The Brazilian Securities Markets.

         Brazil has historically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation, have had significant negative effects on the Brazilian economy in general. Beginning in December 1993, the Brazilian government introduced an economic stabilization plan called the Real Plan. The primary objectives of the Real Plan were to reduce inflation and build a foundation for sustained economic growth.

         On July 1, 1994, the Brazilian government introduced the new currency, the real. Since the introduction of the real, Brazil's inflation rate has been substantially lower than in previous periods. The annual rates of inflation, as measured by the General Price Index (IGP-M) of Fundacao Getulio Vargas, were:

                 Year                                        Rate of Inflation
                 -----------------------------------  ------------------------
                 1993                                        2,567. 46%
                 1994                                        1,246.62%
                 1995                                        15.25%
                 1996                                        9.20%
                 1997                                        7.74%

                 Year                                        Rate of Inflation
                 -----------------------------------  ------------------------
                 1998                                        1.78%
                 1999                                        20.10%
                 2000                                        9.95%
                 2001                                        10.38%
                 2002                                        25.30%


         There can be no assurance that recent lower levels of inflation will continue. Brazil may experience high levels of inflation in the future. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation. Accordingly, periods of substantial inflation may in the future have material adverse effects on the Brazilian economy, the Brazilian financial markets and on the Company's business, financial condition and results of operations.

Fluctuations In The Value Of Brazil's Currency Against The Value Of The U.S. Dollar May Result In Uncertainty In The Brazilian Economy And The Brazilian Securities Market, Which May Adversely Affect the Company's Financial Condition And Results Of Operations And, Consequently, The Market Value Of The Preferred Shares And ADSs.

         As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Devaluations can impact the Company in different ways: while its exports become more competitive, the cost of Dollar-denominated debt increases, and domestic demand may decline.

         In addition, fluctuations in the value of the real relative to the U.S. dollar can affect the market value of the ADSs. Devaluation may reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the Preferred Shares and the ADSs.

Restrictions On The Movement Of Capital Out Of Brazil May Hinder Investors' Ability To Receive Dividends And Distributions On, And The Proceeds Of Any Sale Of, The Preferred Shares.

         The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors, of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance.

         Government restrictions on capital outflow may hinder or prevent the Custodian in Brazil, or if investors have exchanged ADSs for the underlying Preferred Shares, investors from converting the proceeds relating to the Preferred Shares into U.S. dollars and remitting those proceeds abroad. Investors could be adversely affected by delays in obtaining any required governmental approval for conversion of Brazilian currency payments and remittances abroad in respect of the Preferred Shares underlying the ADSs. In addition, the Brazilian government may institute a more restrictive exchange control policy in the future.

         Since the introduction of the ADR Program in Brazil, the Custodian is under the obligation to monthly update, up to the 5th working day, through the Brazilian Central Bank System, the RDE (Electronic Declaratory Entry) of the Program, informing the number of preferred shares underlying the ADSs, as well as their corresponding value in US$.

         Updating of the RDE at the Brazilian Central Bank allows the Custodian to convert dividend and other values from Brazilian currency into US dollars and to send them to the Depositary, for distribution by him to the holders of the ADSsBrazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, to conserve Brazil's foreign currency reserves, the Brazilian Government froze all dividend and capital repatriations that were owed to foreign equity investors. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance that similar measures will not be taken by the Brazilian Government in the future.

Developments in other emerging markets may adversely affect the market price of the Preferred Shares and ADSs

         The market price or the Preferred Shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions may differ in each country, investors' reaction to developments in one country can have an effect on the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly. For example, the economic difficulties of Ecuador and Turkey, the Asian economic crisis, the 1998 Russian debt moratorium and the devaluation of the Russian currency, and the crisis in the Argentine economy have triggered market volatility in the securities market of Brazil and other emerging market countries.

         These events may discourage international investment in Brazil and, more directly, may hurt the market price of our Preferred Shares and ADSs. In addition, the continuation of the Argentine recession and the recent devaluation of the peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners, accounting for 8.6% of Brazil's exports in 2001. Also, similar developments in the international financial markets, especially in Latin America, may adversely affect our financial condition and our ability to raise capital when needed. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the market price of our Preferred Shares and ADSs.

Enforcement of Civil Liabilities May Be Difficult

         The Company is organized under the laws of Brazil. All of the Company's directors and officers and many of its advisors reside in Brazil and substantially all of the assets of these persons and of the Company are located in Brazil. There is no treaty between the United States and Brazil regarding the reciprocal enforcement of judgments. As a result, it may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Similarly, it may not be possible to enforce judgments of non-Brazilian courts, including judgments predicated on civil liability under the U.S. securities laws against the Company or its directors and officers.

         Brazilian counsel, has advised the Company that Brazilian courts will enforce judgments of U.S. courts for civil liabilities predicated on the U.S. securities laws only if the judgment satisfies certain requirements imposed by the Brazilian Federal Supreme Court. The foreign judgment will be enforceable in Brazil if:

        o it fulfills all formalities required for its enforceability under the laws of the country that granted the foreign judgment;

        o   it is for the payment of a certain sum of money;

        o it was issued by a competent court after service of process was properly made on the Company in the jurisdiction where the judgment was awarded;

        o   it is not subject to appeal;

        o it is authenticated by a Brazilian consular office in the country where it was issued and is accompanied by a sworn translation into Portuguese; and

        o it is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision, which for any reason would not be upheld by the courts of Brazil.

         Brazilian counsel has also advised the Company that:

        o as a plaintiff, a holder may bring an original action predicated on the U.S. securities laws in Brazilian courts and that Brazilian courts may enforce liabilities in such actions against the Company, its directors, and certain of its officers and advisors;

        o if a holder resides outside Brazil and owns no real property in Brazil, such holder must provide a bond to guarantee court costs and legal fees in connection with litigation in Brazil; and

        o Brazilian law limits the ability of a judgment creditor of the Company to satisfy a judgment against the Company by attaching certain of its assets

ITEM 4.  INFORMATION ON THE COMPANY



A. HISTORY AND DEVELOPMENT OF THE COMPANY.

Corporate History

         The Company was established in 1934, under the name Ponzoni, Brandalise e Cia, in the southern Brazilian State of Santa Catarina by Saul Brandalise and remained under the Brandalise family's management until September 1994. During the Company's 68 year history, it has diversified its activities and its primary markets. In 1940, the Company expanded its operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1970's, the Company expanded the distribution of its products to include international sales. From 1980 through 1990, the Company commenced a series of acquisitions in the poultry and pork processing business as well as through investments in other industries. From 1990 through 1993, the Company incurred substantial losses, due to an increase of expenses, minimal investments in product development, limited capacity expansion, and limited marketing of the Company's products.

         In September 1994, the Company faced a liquidity crisis, as a result of which the controlling shareholders of the Brandalise family sold their interest consisting of 80.68% of the voting capital and 65.54% of the preferred non-voting shares, to group of eight Brazilian pension funds (the "Pension Funds") and Bradesco Companies.(1) The Pension Funds included: (i) PREVI- Caixa de Prev. Func. Banco do Brasil, the pension fund of Banco do Brasil S.A.; (ii) Fund. Telebras Seg. Social - SISTEL, the pension fund of Telebras; (iii) PETROS
- Fund. Petrobras Seg. Social, the pension fund of Petrobras; (iv) Real Grandeza Fund. De Ass. Prev. Soc., the pension fund of Furnas; (v) Fund. Assist. Prev. Social do BNDES-FAPES, the pension fund of Banco Nacional de Desenvolvimento Economico e Social - BNDES; (vi) PREVI-BANERJ - Caixa de Prev. dos Func. do Banerj, the Pension Fund of Banco do Estado do Rio de Janeiro S.A.; (vii) VALIA
- Fund. Vale do Rio Doce, the pension fund of Cia. Vale do Rio Doce; and (viii) TELOS - Fund. Embratel Seg. Social, the pension fund of Embratel.

         The Company believes that the transfer of ownership from the Brandalise family to the Pension Funds provided it the opportunity to refocus the business of the Company and to maximize profits. The Pension Funds hired a new team of executive officers who restructured management, implemented capital increases, and proposed and implemented modernization and improvement programs, including the Optimization Project and the Agroindustrial Complex in Rio Verde, Goias State. The new management of the Company promoted extensive corporate restructuring, reducing the number of affiliated companies from thirteen to three, during 1994 to 1997, and sought out and infused the Company with capital to reduce high-interest debt. As of March 31, 2003, the Pension Funds held an aggregate 79.88% of the Company's outstanding voting common stock and 36.91% of the Company's non-voting preferred stock. The Company's common stock and preferred stock are listed on the Sao Paulo stock exchange.

Corporate Structure

         On June 27, 1997, shares of the then-existing holding company of the Perdigao Group, Perdigao S.A. Comercio e Industria were exchanged for shares of the Company on a one-for-one basis. In addition, Perdigao S.A. Comercio e Industria merged with Perdigao Agroindustrial S.A. and Perdigao Avicola Rio Claro Ltda., two of the Company's subsidiaries, and changed its name to Perdigao Agroindustrial S.A. ("Agroindustrial"), which is currently the surviving operating company, responsible for the production of poultry and pork products. Currently, the Company is a holding company for its two directly wholly-owned subsidiaries - Agroindustrial and Perdigao Export Ltd.

         On February 3, 2000, Agroindustrial and Batavia S.A., a subsidiary of Parmalat Brasil S.A. Industria de Alimentos, signed a memorandum of understanding for the joint participation in Frigorifico Batavia S.A., a company formed to own and operate the meat products division of Batavia S.A. using the Batavo brand name and with an estimated shareholders' equity of R$42 million. Agroindustrial owned 51% and was responsible for the management of this new company, while Batavia S.A. held

---------
1     The Bradesco Companies have 8.9% of the Common Shares and 4.8% of the
Preferred Shares, totaling 6.2% of the capital. The principal line of business of the Bradesco Companies is banking, Bradesco Bank being the largest private bank in Brazil. Other entities of the Bradesco Companies participated as follows: ABS Empr. Imob. Part. Serv. S.A.; Banco Bradesco S.A. ; Bradesco Fundo Inv. Acoes; Bradesco Previdencia e Seguros S.A. ; Fundo Bradesco Templeton V.L. Fdo. I Acoes; Bradesco Capitalizacao S.A; Bradesco Saude S.A; Bradesco Fund. Inv. Acoes Premium; Bradesco IBX Plus FIA; Bradesco Inst. IBX Ativo FIA; BRAM FIA Ibovespa Alavancado. The Bradesco Companies are not parties to the Shareholders' Agreement.

49% of the capital. Agroindustrial was granted the right to acquire an additional participation in the mid-term future. In April 2000, the Company paid R$21 million to Batavia S.A. for the acquisition of 51% interest in Frigorifico Batavia S.A.. On March 16, 2001, Perdigao Agroindustrial S.A. acquired the remaining 49 percent of Frigorifico Batavia S.A. After the acquisition, Frigorifico Batavia S.A. was merged into Perdigao Agroindustrial S.A., on March 26, 2001.

         On April. 25, 2001, the Company and Sadia S.A., the Company's primary domestic competitor in the poultry and pork sectors in Brazil, agreed to form an export trading company that would act exclusively abroad, with the intent of increasing national exports of pork and poultry to emerging markets that are seen as having high business potential for Brazilian food products - Eurasia. BRF Trading Company was formed Lin October 2001, headquartered in Sao Paulo, Sao Paulo State, and was 50% owned by each of the Company and Sadia S.A. On October 28, 2002 Perdigao acquired the shares held by Sadia S.A. in the capital of BRF Trading S.A., whereupon this became BFF Trading S.A. (Brazilian Fine Foods), a wholly owned subsidiary of Perdigao.

         Perdigao has subsidiaries, as shown in the table that follows, that support its sales operations and provide assistance to customers. The international competitiveness program initiated by the Company in 2000 continues to be implemented with the object of strengthening the Company's presence in the international markets.

         Investments in Subsidiaries:

                                                Participation in capital on May 31, 2003:
                                                  Country         Direct         Indirect
Perdigao Agroindustrial S.A.                      Brazil          100.00%            -
Perdigao Export Ltd.                          Cayman Islands      100.00%            -
Perdigao UK Ltd.                                  England            -            100.00%
Perdigao Holland BV                             Netherlands          -            100.00%
Perdigao Overseas S.A.                        Cayman Islands         -            100.00%
PDA Distribuidora de Alimentos Ltda               Brazil           1.00%          99.00%
Crossban Holding GMBH                             Austria            -            100.00%
Highline International Ltd                    Cayman Islands         -            100.00%
BFF Trading S.A.                                  Brazil             -            100.00%
BFF International Ltd.                        Cayman Islands         -            100.00%

Expansion Programs

         Since 1995, the Company has pursued an aggressive program to increase production of existing plants by modernizing and expanding its production facilities, improving its information systems and its logistic systems to increase transportation efficiency and to reach new markets through new lines of products.

Optimization Project

         In 1995, the Company implemented the Optimization Project, which was designed to increase the Company's production capacity by 50% and sales by 60% by the end of 1998. These targets were exceeded. Production capacity was increased from 321,000 tons of meat products in 1994 (before the Optimization Project was started) to 510,000 tons in 1998 (after completion of the Optimization Project). Sales volumes increased from 312,000 tons of meat products sold in 1994 to 526,000 tons in 1998, which represents an increase of 68.6%. The Optimization Project consisted of modernizing the Company's pork and poultry processing plants, modernizing, expanding and improving its feed mills, improving information systems and expanding the Company's distribution and logistical operations.

         The Optimization Program cost R$272 million. The Optimization Project was financed, in part, by two loans from the International Finance Corporation (the "IFC") and from Banco Nacional de Desenvolvimento Economico e Social - BNDES, the Brazilian State development bank ("BNDES"). The IFC A Loan, is a 10-year loan, in an amount of US$35 million, and the IFC B Loan is a seven year loan, in an amount of US$20 million. The average interest rate is 4,31% per annum. The BNDES loan is an eight-year loan, in an amount of R$109.6 million. The average interest rate is the Brazilian long term rate known as TJLP plus 3,76% per annum. The TJLP is calculated quarterly taking into account the yearly average rate of return of public external debt instruments and that of domestic federal debt issues. The rate remains valid for the three month period after its publication. The TJLP was last updated on March 31, 2003 and the annual rate is 12%.

Expansion 2003 Plan

         In 1997, the Company implemented an expansion plan (the "Expansion 2003 Plan"). Through the Expansion 2003 Plan, the Company constructed a wholly-integrated system with feed mills, poultry and hog slaughtering and poultry and hog processing in a facility in Rio Verde, in the State of Goias, located in central Brazil. The project involving such construction is called the Rio Verde Agroindustrial Complex. The Company anticipates that this project will cost approximately R$426 million when fully installed in 2003. As of December 31, 2002, the Company had spent R$396 million on the Rio Verde Agroindustrial Complex, which is currently being financed through BNDES funds and internally generated Company resources. The total amount of the project's cost to be financed by BNDES will be approximately R$208 million, of which R$179.6 million was disbursed as of April 30, 2003. The BNDES loans are real and currency basket-denominated. The real loans will bear interest at TJLP plus 3.34% per annum and the average interest rate on the currency basket will be 11.79% per annum.

         In addition to the Rio Verde Agroindustrial Complex, in September 1999 the Company's Board approved several other investments related to new segments and frozen food products to be included in the Expansion 2003 Plan and implemented in the 1999 - 2003 period which together represent R$450 million of new investment. These investments represent the construction (or acquisition or expansion) of production plants that provide the Company the ability to produce, sell and distribute (or expand the actual production, sales and distribution of several other lines of frozen food products such as frozen vegetables, cheese bread, pastas, frozen entrees, pizzas, pies, flaky pastries and others. The Company believes that these investments are consolidating its transformation to a food company that produces, processes and distributes meats and other processed products in the domestic market and exports its products for more than 80 countries in the world.

         The Company is considering various options for the financing of these additional investments. The acquisition of the Batavo meat business was fully funded by internal cash generation. New frozen products (such as frozen pasta, pizza, cheese bread, etc.) may be financed using BNDES credit lines, such as the FINAME and POC/FINEM programs, for as much as 50-70% of the cost, depending on availability and cost of financing. From 1997 to 2002 the Company spent R$306 million on these new projects. The acquisition of Frigorifico Batavia S.A. is included in this amount. BNDES disbursed R$ 98.8 million to support these projects as of March 31, 2003.

         Through the Expansion 2003 Plan, the Company expects that its poultry slaughter capacity will be increased from 6,540,000 heads/week in 2000 to 9,000,000 heads/week upon completion in 2003. In addition, pork slaughter capacity is expected to increase from 44,000 heads/week in 2000 to 64,000 heads/week in 2003. Additionally, the production capacity of meats is expected to increase from 715,000 tons per year, in 2000 to 1,020,000 tons per year upon completion of this expansion project, including the acquisition of Frigorifico Batavia S.A.

Business Strategy

         The Company's main strategy is to focus on the growth of the protein-rich meats business and other related food products, for distribution by Perdigao through its existing distribution chain for refrigerated and frozen products. The Company believes that its important role in the development of the meat industry in Brazil, its extensive knowledge of the markets in which it operates, its market positions, its nationwide frozen and refrigerated distribution network, the strength of its brand-name, the quality of its management, the implementation of the international competitiveness project, provide it with the ability to achieve its strategic objectives. The principal elements of the Company's strategy are to:

- IMPLEMENT THE EXPANSION 2003 PLAN. In 1997, the Company implemented the Expansion 2003 Plan. Through the Expansion 2003 Plan, the Company constructed a wholly-integrated facility with feed mills, poultry and hog slaughtering, and poultry and hog processing (the "Rio Verde Agroindustrial Complex"). The plant started operations in June 2000 at 10% of nominal capacity, ramping up to full nominal capacity by 2003. Most of the Company's growth in 2003 will be generated by the Rio Verde Agroindustrial Complex. In addition to the Rio Verde Agroindustrial Complex, in September 1999 the Company initiated other investments related to new segments and frozen food products that have been implemented and represents the construction (or acquisition or expansion) of units that provide the Company the ability to produce, sell and distribute (or expand the actual production, sales and distribution of several other lines of frozen food products like frozen vegetables, cheese-bread, pastas, frozen entrees, pizzas, pies, flaky pastries and others.

- MAINTAIN EXPORT LEVELS BETWEEN 30% TO 50% OF ANNUAL NET SALES OF REFRIGERATED AND FROZEN PRODUCTS, WHILE INCREASING VOLUME OF EXPORTS OF PROCESSED PRODUCTS. The competitiveness of Brazilian poultry and pork meats has provided the Company excellent alternative markets, economies of scale and cheap export financing. Perdigao was the first Brazilian company to be approved by the European Food Safety Inspection System (EFSIS), as a qualified food company to sell poultry processed products directly to European consumers.

- IMPROVEMENT OF THE THIRD-PARTY CAPITAL INDEX IN RELATION TO THE EBITDA. Due to the increase in inflation and the exchange devaluation in the period, the net-debt-to-EBITDA was 3.0 on December 31, 2002. The Company expects to reduce this ratio in the long term through operating cash generation.

- ENHANCE THE COMPANY'S DOMESTIC MARKET SHARE AND EXPAND INTERNATIONAL SALES. The Company has, and intends to continue to, invest substantial resources in maintaining and enhancing its share of the Brazilian domestic processed and frozen meat market while expanding poultry sales, and sales of value-added products, such as processed meats, prepared meats and specialty cuts, in other countries.

- CONSOLIDATION OF TOTAL QUALITY PROGRAM WITH ISO CERTIFICATION TO PRODUCTION UNITS. In 2002, Perdigao finalized the implementation of its Environmental Management Project, a condition of the ISO 14001 certification for its Salto Veloso unit (State of Santa Catarina), which is serving as a role model for all other plants. The Environmental Management Project requires that all activities at a plant have to be carried out in accordance with ISO norms, helping to reduce industrial losses, rationalize water and power consumption and reduce the volume of effluents. This Program also extended to the Marau (State of Rio Grande do Sul) plant, with implementation scheduled for August 2003. The Program is due to be introduced at Capinzal (State of Santa Catarina) in 2004 and Videira in 2005. Under this schedule, all Perdigao's main industrial plants in the south of the country will be ready for environmental certification. Marau, Salto Veloso and Capinzal are already ISO 9001 certified and Videira is in the process of being certified.

- ENHANCE PRODUCT MIX WITH INVESTMENTS IN MARKETING THE COMPANY'S BRAND-NAME AND LAUNCHING NEW PRODUCTS WITH AN EMPHASIS ON CONVENIENCE PRODUCT LINES. The Company seeks to grow its portfolio of products sold and has been focusing on processed meats, frozen products and frozen ready-to-eat dishes. In addition, since July 1997, the Company has distributed frozen vegetables products produced by third parties. Perdigao has also entered the frozen pasta, pizza, pies, flaky pastries and cheese-bread markets, processing them in its own plants and marketing them under its brand name.

- OPTIMIZE THE PRODUCTION AND LOGISTICAL OPERATIONS TO ACHIEVE COST REDUCTION, INCREASES IN SCALE AND PRODUCTIVITY GAINS. The Company has focused on its production and logistics operations and seeks to improve efficiency and reduce production and distribution costs by increasing scale, modernizing its distribution centers, implementing an enhanced logistical information system and a distribution routing system, automating and optimizing the sales branch layout, and adjusting the profile of the truck fleet. The Company also believes that an optimized logistical operation will reduce expenses by reducing the costs of distribution. The international competitiveness process involving the opening of new offices and distribution centers in abroad should also contribute for improvement of distribution and sale of the products in the foreign market. In November of 2002, the Company implemented a project called "Exporta Sim" (Export
     Yes), aimed at reducing export and logistics costs. The results of this program should be seen this year.

B. BUSINESS OVERVIEW

MARKET OVERVIEW - WORLDWIDE AND BRAZIL

Poultry

         Worldwide poultry meat consumption has increased substantially over the past decade. This growth has been driven by diverse factors including growth of disposable income, dietary and health concerns, price competitiveness and strong product development efforts by the market to meet consumer demands for sophisticated, value-added processed products.

         The per capita consumption of poultry in Brazil has increased steadily since the implementation of the Real Plan in July 1994. This increase is the result of increased disposable income, government and market promotion, and lower real prices. Poultry consumption per capita in Brazil has increased substantially from 2.3 kg in 1975 to 33.4 kg in 2002(2). The Brazilian per capita consumption of poultry meat is expected to grow at a rate around 3% over the next few years, on account of relatively favorable prices and consumers' preference for white meat. However, this growth would still remain below that recorded during the last five years, due to a certain accommodation of consumption.

         The global chicken market has been characterized by a long-term decline in real prices and by cyclical periods of higher profitability, followed by overproduction, leading to periods of lower prices and lower profitability. Smaller, less efficient and financially weaker producers have often been forced to cease operations or sell them to stronger competitors. This has reduced the number of competitors and enabled more efficient, vertically integrated and better capitalized producers, such as the Company, to increase the size of their operations and market share.

         The international poultry market is dominated by a small number of countries including the United States, Brazil, Hong Kong and France as exporters and Hong Kong, China and Russia as importers. The three largest poultry producers are the United

---------
2        Source:  APINCO

States, Brazil and China. Brazil is well positioned to compete efficiently in the international markets. The Brazilian export market is divided into these following areas: (i) poultry dark meats and pork cuts are sold to the Far East as specialty cuts; (ii) whole broilers, a commodity product, are sold to buyers in the Middle East and Mercosur; (iii) white meat, specialty cuts and elaborated/processed products are sold in Europe; (iv) pork cuts and poultry dark meats are sold in Eurasia. In 2002, Brazil exported approximately 1.6 million tons of poultry, the second largest export volume in the world after the United States. The raw materials for poultry feed include soybean and corn. Brazil is the second largest producer of soybean after the United States and third largest producer of corn after the United States and China. Brazil has a superior climate for poultry production and the domestic market provides valuable economies of scale. According to a study by the World Bank, Brazilian producers enjoy low cost raw materials and highly efficient vertically integrated production which make them among the lowest cost producers among the world's major poultry exporting countries. Offsetting these advantages are the lack of government subsidies, an antiquated port structure, high freight costs and the large distances between Brazil and its main export markets. The fact that poultry meat consumption has become increasingly popular at world level caused an increase in production in various countries, thus maintaining a high availability of products to be offered in the international market.

         Authorities in several countries have imposed import restrictions on various meat products. Although import restrictions are theoretically based on health and sanitary concerns, often such restrictions are used as political and economic barriers to free trade. As of December 2002, the Company produces all of its poultry for export at facilities located in Santa Catarina, Rio Grande do Sul and Goias, which meet the European Union's health and sanitary standards.

Pork

         Pork meat ranks third in consumption in Brazil, but remains significantly below the per capita consumption of beef and poultry meat. However, the average growth rate of pork meat consumption per capita in the last five years was 8.3%(3) per year, above the growth rate of poultry consumption (7.2%) and beef (-0,8%). In 2002 the consumption per capita of pork meat in Brazil remained at 13.8 kg. In 2001 this consumption was 11.3 kg, while in Hong Kong consumption is 64.4 kg, in Spain it is 66.2 kg and 31.2 kg in the United States. The Company believes that there is a large export market for pork products from Brazil. Brazilian competitiveness is difficult in this market, however, because the authorities in several countries have imposed import restrictions on various meat products. For example, foot and mouth disease is an acute infection of cloven hoofed animals present in many countries in the world. The disease is highly contagious and therefore can be spread over great distances through infected or contaminated animals or products. The State of Santa Catarina was declared as region free of "foot and mouth" disease without vaccination, while Center West and the State of Rio Grande do Sul was declared as region free of "foot and mouth" disease with vaccination.

         The following table presents the consumption estimates of poultry and pork in major world markets in 2002:

WORLD POULTRY, AND PORK CONSUMPTION
(IN MILLIONS OF TONS)
                           POULTRY                   PORK
                          2002*     2001**           2002*    2001**

WORLD                      56.99    56.93            86.56    84.99
USA                        14.54    14.59            8.61     8.68
China                      9.84     9.56             43.97    42.84
EU                         7.96     7.97             16.46    16.32
Brazil                     6.26     5.86             2.12     1.98
Mexico                     2.74     2.61             1.34     1.30
Japan                      1.86     1.81             2.42     2.36
Russia                     2.63     1.87             2.38     2.43

Source:  USDA - March 2002 - (*)estimates (**) preliminary data

PRODUCTION PROCESS

Poultry

---------
3        Due to a new criteria of analysis

         Perdigao is a producer of poultry meat and products: Products include chicken, turkey, quail, partridges and Chester(R), this last one a special breed developed by the Company. The main products of the poultry line are frozen and seasoned whole and cut chicken, and other processed products such as specialty and frozen meats and meals.

         The Company is involved in each phase of the production process of its poultry. It owns two grandparent stock farms where a great part of its breeding flock of egg-producing chicken is raised. It also owns a pure-strain farm where it improves its Chester(R) breed.

         In 2002 the Company maintained an average breeding stock of 2.2 million breeders that produced 461.7 million of hatchable eggs.

         The day-old chicks required to supply demand are produced in self-owned hatcheries. In 2002, 383.7 million chicks were produced, including broilers, turkeys and Chester(R).

         The chickens are fattened by Perdigao's integrated outgrowers. These outgrowers work under legal partnership and are responsible for managing and growing the birds under the supervision of Company's inspectors and vets.

         In return for this partnership, the Company retains its own share of the birds raised and buys the share of the integrated outgrower. Payment is based on performance rates determined by bird mortality and the feed-to-meat ratio. The fee paid to the integrated outgrowers covers their production costs including labor, and their net profit. The Company has partnership agreements with approximately 3,973 integrated poultry outgrowers. Many of them have corn farms and they sell their corn to the Company for feed production. In addition to one-day chicks the Company provides the outgrowers with veterinary and technical support to see them through the breeding cycle of the birds until they reach slaughtering age.

         Perdigao developed and maintains its exclusive Chester(R) line that has the best yield of breast and legs. The company maintains a farm used exclusively for the genetic improvement of this breed. The Chester(R) eggs are hatched in a special hatchery and birds are grown by specialized integrated outgrowers.

         Perdigao owns a turkey slaughter house with a processing capacity of 21,000 heads/days. Part of the eggs is produced in two of the Company's own farms and the rest is produced by integrated outgrowers. Hatching takes place in company-owned facilities and growing is carried out by integrated outgrowers.

         As of December 31, 2002 the Company had a slaughtering capacity of 8,200,000 heads per week in its six slaughter houses, all of which are automated and have a processing capacity of more than 520,000 tons per year of poultry products. Upon completion of the Expansion 2003 Plan , the Company should have a slaughtering capacity of 9,000,000 heads per week against 2,715,000 heads per week as of December 31, 1994. The Company also plans to produce 570,000 tons of poultry meat per year, against 162,000 tons per year produced on December 31, 1994.

Pork

         Approximately 85% of the Company's total pork production is used to produce its value-added line of processed meats such as hams, salamis, sausages, and bolognas, and the remaining 15% are sold as unprocessed pork products, such as unprocessed cuts like sirloin, ribs, whole carcasses and other cuts.

         Of the total hogs slaughtered by Perdigao in 2002, eighty-two percent (82%) were of owned production, that is, using systems whereby the Company controls the production process.

         For its pork production the Company has partnership agreements with outgrowers similar to those used for its poultry production. Perdigao has a partnership agreement for the production of parent-breeding stock with Agroceres, Dalland, Agropecuaria Imbuial and Master Agropecuaria, that are specialized in breeding stock multiplication, supplying these to Perdigao and its integrated outgrowers.

         On December 31, 2002, Perdigao had agreements with 1,752 integrated outgrowers for production of piglets to supply the slaughtering needs of the Company.

         The Company had a hog slaughtering capacity of 57,000 heads per week, up 35,000 when compared with 1994, and a processing capacity of 400,000 tons per year of pork and beef products, an increase of 241,000 tons compared to 159,000 tons in 1994. Since 1995, all slaughter plants are operating at full capacity. The Optimization Program raised slaughtering capacity by

54.5% and processing capacity by 54.1%, compared to December 31, 1998. When the Expansion Plan for 2003 is completed, slaughtering capacity should be increased by 45% and processing capacity by 47%, when compared to 2000.

         The Company supplies feed, medication, technical assistance and genetic material. Perdigao supplies all the feed consumed at its poultry and pork raising farms. In 2002 the Company produced 2,111 thousand tons of feed in six of its own plants, and two leased plants.

Beef

         The Company purchases raw material for its beef production from the market and does not raise nor does it slaughter cattle in its facilities. The Company uses beef products for the production of hamburgers, kibes, meatballs and ready-to-eat meals. Since the sales of beef products are not significant, the Company consolidates its sales of beef and pork products.

INDUSTRIAL UNITS

         The principal properties of Perdigao consist of installations for the manufacture and distribution of food products. The following is a list identifying the location and the activities:

      DISTRIBUTION CENTERS                OUTSOURCED DISTRIBUTORS
Bauru (SP)                          Apucarana (PR)
Belo Horizonte (MG)                 Belem (PA)
Brasilia (DF)                       Campos dos Goytacazes (RJ)
Campinas (SP)                       Cuiaba (MT)
Cascavel (PR)                       Juiz de Fora (MG)
Cubatao (SP)                        Nova Friburgo (RJ)
Curitiba (PR)                       Porto Velho (RO)
Florianopolis (SC)                  Presidente Epitacio (SP)
Fortaleza (CE)                      Rio Branco (AC)
Manaus (AM)                         Vilhena (RO)
Sao Jose dos Pinhais (PR)
Porto Alegre (RS)
Recife (PE)
Rio de Janeiro (RJ)
Rio Verde (GO)
Salvador (BA)
Sao Paulo (SP)
Serafina Correa (PR)
Videira (SC)
Vitoria (ES)


INDUSTRIAL UNIT      QUANTITY  ACTIVITIES
Capinzal (SC)            2     Poultry Slaughtering (including Chester )
                               / Poultry and Pork
Carambei (PR)            1     Pork and Poultry Slaughtering (including Turkey)
                               / Pork and Poultry (including Turkey)
                               Processing
Herval D'Oeste (SC)      1     Pork Slaughtering / Pork Processing
Lages (SC)               1     Pasta, Pizza and Cheese-Bread Processing
                               / Beef Processing
Marau (RS)               3     Poultry and Pork Slaughtering / Poultry
                               and Pork Processing
Rio Verde (GO)           1     Poultry and Pork Slaughtering / Poultry, Pork,
                               Pies and Flaky Pastries Processing
Salto Veloso (SC)        1     Poultry, Pork and Beef Processing
Serafina Correa (RS)     1     Poultry Slaughtering
Videira (SC)             2     Poultry and Pork Slaughtering / Poultry
                               and Pork Processing
Sales

         The Company sells its meat products domestically and internationally. Using technological advances, the Company develops and sells a large variety of poultry and pork products, each with its own flavor and aroma. The Company sells more than 1,000 different products in the domestic market and abroad.

         Of the Company's total net sales of meats, whole chickens in the domestic market accounted for 0.5%, poultry cuts in the domestic market accounted for approximately 4.2%, poultry processed/elaborated products in the domestic market accounted for approximately 11.8%. Export of poultry products accounted for approximately 34.5% of the Company's total net sales.

         Of the Company's total net sales of meats, pork and beef processed products in the domestic market accounted for approximately 28.1% and unprocessed cuts, whole carcasses and other commodities accounted for approximately 1.2%. Exports of pork and beef products accounted for approximately 6.6% of the Company's total net sales of meat products.

         The Company has increased the export sales of pork, which has been directed through countries such as Russia, Hong Kong, South Africa and Mercosur. Some countries have barriers to the importation of Brazilian pork. The State of Santa Catarina is considered as region free of "foot and mouth" disease without vaccination, while Center West and the State of Rio Grande do Sul are declared as region free of "foot and mouth" disease with vaccination.

         The Brazilian government and the Company are currently actively negotiating with several countries to allow pork meats produced to be exported into those foreign countries.

Overall Comparison of the Company's Sales of Poultry and Pork for the Three Years Ended December 31, 2002, 2001 and 2000.

         The following table presents the Company's poultry and pork net sales and as a percentage of net sales for the domestic and export markets for the three years ending December 31, 2002, 2001 and 2000.


                                     2002                   2001                   2000
                              R$ THOUSAND         %  R$ THOUSAND         %  R$ THOUSAND         %

A. DOMESTIC MARKET              1,338,764     45.9%    1,110,628     45.6%    1,004,513     57.0%
1. In-Natura                      170,355      5.8%      162,646      6.7%      187,636     10.6%

Poultry                           136,607      4.7%      128,451      5.3%      151,397      8.6%

Pork                               33,748      1.2%       34,195      1.4%       36,239      2.1%

2. Elaborated/Processed         1,168,409     40.0%      947,982     39.0%      816,877     46.3%

B. EXPORTS                      1,201,108     41.2%    1,034,634     42.5%      511,847     29.0%
1. In-Natura                      910,778     31.2%      746,988     30.7%      395,382     22.4%

Poultry                           717,885     24.6%      582,291     23.9%      349,042     19.8%

Pork/Beef                         192,893      6.6%      164,697      6.8%       46,341      2.6%

2. Elaborated/Processed           290,330     10.0%      287,646     11.8%      116,465      6.6%

Other Domestic Market             376,383     12.9%      288,242     11.8%      246,757     14.0%
Others Exports                      1,124      0.0%          199      0.0%          536      0.0%

A  Total Domestic Market        1,715,147     58.8%    1,398,870     57.5%    1,251,270     70.9%
B. Total Exports                1,202,232     41.2%    1,034,833     42.5%      512,383     29.1%

TOTAL                           2,917,379    100.0%    2,433,703    100.0%    1,763,653    100.0%

         In the Brazilian domestic market, the Company sells its finished products to supermarkets, retail stores, wholesalers, and institutional buyers. For the year ended December 31, 2002, the Company sold its products to over 63,000 clients throughout Brazil. The Company's ten largest customers during this period consisted of nine supermarkets and one wholesaler.

         The following table presents the Company's sales as a percentage of volume to supermarkets, retail stores, wholesalers and institutions for the fiscal year ended December 31, 2002, 2001, and 2000:

                          For The Year Ended December 31,
                            2002                2001                2000
                            ----                ----                ----
                            Sales as            Sales as            Sales as
                            a percentage        a percentage        a percentage
                            of volume           of volume           of volume
                            ---------           ---------           ---------

Supermarkets                64.9                62.6                63.6
Small stores                17.0                17.0                18.0
Wholesales                  10.1                11.8                10.1
Institutional Buyers        8.0                 8.6                 8.3
                            ---------           ---------           ---------
TOTAL                       100%                 100%               100%
                            =========           =========           =========


         The Company exports its poultry primarily to the Far East, the Middle East, Europe and Eurasia. For the year ended December 31, 2002, the Company's exports were comprised mostly of chicken parts and whole chicken. Generally, the Company sells its specialty chicken cuts to Japan, whole chickens to the Middle East, and value-added products to Europe. The Company designs its poultry products to accommodate the specific market in which it sells those products. For example, domestically, the Company sells a whole broiler chicken, which weighs approximately 1.8kg, while the whole broiler chicken prepared for the Middle Eastern market weighs only 0.9kg to 1.3kg and feeds only one person. The Company also exports internal organs and poultry feet to the Far East and liver (which is used as an ingredient in pet food) to Europe.

         The Company's largest customers are: Abdullah Ali Almunajem Sons Co. from Saudi Arabia, and has been a customer since 1986; William Food Company Ltd. from Hong Kong, and has been a customer since 1976; Universal Meats (UK) Ltd. from Europe; Al Shahini Cold Store, from Saudi Arabia; Singapore Food Industries Ltd., from Singapore; Samioh Foods Co. Ltd., client of Japan; Hoei and Company Ltd, from Japan; Feburo Meats Bosman B.V., from Europe.

         The following table provides a breakdown of the Company's export volumes and revenues by region as a percentage of total export sales for the years ended December 31, 2002, 2001 and 2000:


                          2002                 2001                 2000
COUNTRY                   SALES (%) TONS (%)   SALES (%) TONS (%)   SALES (%) TONS (%)

FAR EAST                  25        27         28        32         34        36
Japan                     12        9          13        12         15        12
Hong Kong                 8         13         10        14         13        17
Singapore                 5         5          5         6          6         6

MIDDLE EAST               20        23         19        23         25        29
Saudi Arabia              15        17         13        16         17        20
Kuwait                    1         2          2         3          3         3
United Arab Emirates      1         1          1         1          1         1
Others                    3         3          3         3          4         5

EUROPE                    30        19         36        26         35        28
Germany                   1         3          3         4          6         7
Netherlands               17        8          18        11         14        9
England                   7         4          11        6          8         5
Others                    5         4          4         5          7         7

OTHER COUNTRIES           25        31         17        18         6         7

TOTAL                     100.0%    100.0%     100.0%    100.0%     100.0%    100.0%

----------------------
1 Percentages are based on numbers after accounting adjustments and may vary from the percentages derived from actual dollar exports.



Competition

         The growth in poultry and pork production in Brazil has resulted in increased domestic competition. The Company has allocated a significant portion of its production to higher value-added products to both domestic and export markets. The Company's main competitors are Sadia S.A. ("Sadia") and Seara Alimentos S.A. ("Seara").

         In the specialty meats market, the Company held a 25.2% market share for the year ended December 31, 2002, while Sadia and Seara held market shares of 24.8% and 6.5%, respectively. The Company estimates that this market represented approximately R$5.4 billion in Brazil in 2002 and it represented R$5.1 billion in 2001, 56.5% of the market-share being concentrated in the three largest players, while the remaining share is in the hands of several small players. Because of the high level of competitiveness in this market, in the future, the Company believes that smaller and non-integrated processors will operate at their current level, be acquired or close operations, while the larger processors, such as the Company, will increase their market share through expanding its operations, thereby consolidating the market.

         In the frozen meats market, the Company held a 33.4% market share for the year ended December 31, 2002, while Sadia and Seara held market shares of 37.6% and 6.1%, respectively. Da Granja is the fourth player in this market with 4.3% of market-share in 2002. The Company estimates that this market represented approximately R$1.4 billion in Brazil in 2002, R$1.2 billion in 2001, 71.0% of the market-share being concentrated in the two largest players, which suggests that this market is reasonably consolidated.

         The method used to calculate the market share, to distinguish the different frozen meat segments was changed in October/November 2000 by A.C. Nielsen. This change reclassifies some products in the category of frozen meats. These changes involved: reclassification of products among the frozen meat categories and appetizers; the products of the Swift Premium line were excluded. Breaded products are now considered just as a product with an added characteristic and their volumes have been redistributed among other segments.

The following table lists the Company's principal competitors and their market share of each main market segment in which the Company competes for the year ended December 31, 2002:


                  Specialty    Frozen       Exports(2)
Company           Meats %(1)   Meats %(1)
---------         ----------   ----------   ----------
Perdigao          25.2         33.4         19.7
Sadia             24.8         37.6         22.9
Seara             6.5          6.1          16.5
Da Granja         NA           4.3          1.0
Frangosul         NA           NA           16.6
Aurora            6.8          NA           1.8
Others            36.7         18.6         21.4
                  ----------   ----------   ----------
Total             100.0        100.0        100.0
                  ==========   ==========   ==========

Source: 1 AC Nielsen. 2 ABEF (Brazilian Association of Poultry Exporters)


The following shows the Company's market share compared to Sadia and Seara for the frozen and specialty meats markets, as well as frozen pasta, for the periods indicated:

MARKET SHARE - SPECIALTY MEATS (%)


                               [GRAPHIC OMITTED]

MARKET GROWTH IN VOLUME -
SPECIALTY MEATS

PERIOD                                       GROWTH IN VOLUME
                                             YOY(%)
1993 / 1992                                  14.4
1994 / 1993                                  14.5
1995 / 1994                                  37.9
1996 / 1995                                  6.6
1997 / 1996                                  14.1
1998 / 1997                                  8.9
1999 / 1998                                  6.8
2000 / 1999                                  0.6
2001 / 2000                                  1.1
2002 / 2001                                  1.2

SOURCE: AC NIELSEN

MARKET SHARE FROZEN MEATS (%)
MARKET GROWTH IN VOLUME - FROZEN MEATS

PERIOD                                      GROWTH IN VOLUME
                                            YOY(%)
1993 / 1992                                 27.1
1994 / 1993                                 18.9
1995 / 1994                                 68.9
1996 / 1995                                 20.9
1997 / 1996                                 19.4
1998 / 1997                                 14.8
1999 / 1998                                 2.6
2000/1999                                   -3.7 (*)
2001/2000                                   21.3
2002 / 2001                                 19.8

SOURCE: AC NIELSEN
(*) The volume growth in 2000 was affected by the changes in categories as explained before.

MARKET SHARE - FROZEN PASTA (%)

                               [GRAPHIC OMITTED]


MARKET GROWTH IN VOLUME - FROZEN PASTA

PERIOD                                      GROWTH IN VOLUME
                                            (%)

Average Annual - 2002 / 1997                62
2001 / 2000                                 29
2002/2001                                   10

         Sadia and Seara compete with the Company both domestically and internationally. The Company believes that its competitiveness in the world chicken market is comparable to the best producers in the world, and that the Company maintains a competitive advantage because of low labor and animal feed costs.

DISTRIBUTION OF POULTRY AND PORK PRODUCTS

Domestic

         The Company has focused on its logistical operations and seeks to improve efficiency and reduce distribution costs by building distribution centers to reach long distances through the Company's cross-dockings. More than 65% of meat products are

C. ORGANIZATIONAL STRUCTURE.

                                       Participation in capital on May 31, 2003:

                                            Country          Direct     Indirect
Perdigao Agroindustrial S.A.                Brazil          100.00%        -
Perdigao Export Ltd.                    Cayman Islands      100.00%        -
Perdigao UK Ltd.                            England            -        100.00%
Perdigao Holland BV                       Netherlands          -        100.00%
Perdigao Overseas S.A.                  Cayman Islands         -        100.00%
PDA Distribuidora de Alimentos Ltda         Brazil           1.00%       99.00%
Crossban Holding GMBH                       Austria            -        100.00%
Highline International Ltd              Cayman Islands         -        100.00%
BFF Trading S.A.                            Brazil             -        100.00%
BFF International Ltd.                  Cayman Islands         -        100.00%

D. PROPERTY, PLANT AND EQUIPMENT.

         The Company's facilities are located throughout Brazil. Currently, the Company's production bases are organized in five regional production units - Videira and Herval d'Oeste, located in the State of Santa Catarina, Marau located in the State of Rio Grande do Sul, Carambei, located in the State of Parana, and Rio Verde located in Goias State. The Videira region includes the Videira, Salto Veloso and Lages facilities; the Herval d'Oeste region includes the Herval d'Oeste and Capinzal facilities; and the Marau region includes the Marau and Serafina Correa facilities. These locations include poultry farms for breeding stock, hatcheries and slaughtering and processing plants, as well as feed related facilities, which include grain storage, feed mills and crushing and oil facilities in some units.

         In 2002, Perdigao's commercial and productive structure was as follows:
13 meat industrial units; two soybean production plants; six feed mills; 13 hatcheries; 20 distribution centers and 25 grain purchasing branches. All meat industrial units, soybean production plants, feed mills and hatcheries are fully owned by the Company. Of the existing 20 distribution centers, only 4 of them are leased from others. Of the 25 grain purchasing branches, which are not material properties, 9 are wholly owned by the Company.

Environment

         In 2002, Perdigao invested more than R$ 3.8 million in environment-related activities and operations, including systems for treating effluents and gases, and equipment for processing solid residues, mainly to help increase production.

         The policy of the Company in this area has always been based on an assurance that its activities and growth are guided and developed in harmony with the environment. Perdigao's Environmental Coordination Committee, composed of members from diverse areas of the Company, discusses and defines the necessary requirements so that this objective is fulfilled, strategically directing Perdigao's environmental management activities.

         Perdigao currently has two environmental management pilot projects in the Salto Veloso and Marau units, which conform to the ISO 14001 standard. The objective is to develop a methodology adapted to the characteristics and needs of the Company so that it can be applied to the entire organization in the future.

         In 1989, the Company created PROCEP - the Perdigao Energy Conservation Program. The importance of this program increased in 2001, when the federal government implemented a rationing program in several areas. PROCEP involves the rationalization of not just electric power consumption, but also fuel and water. The results have been very significant. The program obtained a savings of 7% from 1995 to 2001, a period in which production rose 146%. The federal rationing program introduced by the government in 2001 has already been ended, but the benefits of the PROCEP are expected to continue to accrue.

         All of Perdigao's units have implemented a program of selective collection of residues, which are sent to local recycling companies. Special residues such as used lubricating oils, batteries and other items are disposed of in accordance with current environmental legislation.

         Through a strategy of combined actions, Perdigao has sought to minimize the environmental impact at each level of its production process. Permanent guidelines aimed at clean production methods seek to reduce the consumption of water and energy while increasing the productivity of the processes. Solid waste management continually improves the source reduction and correct displacement of these residues.

consumed by the 58% of the Brazilian population concentrated in the southeastern region of Brazil, although the meat consumption is growing faster in the northeastern part of Brazil. The Company covers approximately 95% of the Brazilian population through a nationwide distribution network through which the Company distributes its finished products. In 1995, management organized a new logistics division to enhance coordination among its operating units and improve the distribution of finished products. During 1996 to 2001, the Company invested in building, modernizing and enlarging its sales branches. In 2001, the Company inaugurated a Distribution Center in Campinas, in the State of Sao Paulo, with a capacity of 4,300 tons of products. As of December 31, 2002, the Company operated 20 distribution centers, and distributed its products exclusively to 10 distributors throughout Brazil and 12 cross-docking points.



Export Shipment Facilities

         The Company utilizes shipping facilities at the Port of Itajai and other ports in the South of Brazil. Generally, Brazilian ports are owned and managed by the federal government, which has historically had a poor relationship with port unions and are characterized by labor strife. Although the Company believes that Itajai generally has better labor relations than other Brazilian ports managed by the federal government, from time to time labor disputes and disruptions caused by weather may slow the loading and shipping of export orders.

AVAILABILITY OF RAW MATERIALS

         As of December 31, 2002, the Company owned six animal feed mills with an installed capacity for 202,000 tons per month, which is aimed at producing the animal feed required for its breeding operations. The basic raw materials used in animal feed production are corn and soybean bran mix containing preservatives and micronutrients. The Company sells animal feed to some outgrowers and the unused portion is sold in the spot market. For the fiscal year ended December 31, 2002, 2001 and 2000, animal feed accounted for R$ 51.1 million, or 1.5%, R$ 27.9 million, or 2.0%, R$ 24.5 million, or 2.0%, respectively, of the Company's gross revenues.

         The Company purchases approximately 40% of its corn through rural producers and small merchants and 60% through cooperatives. The corn is mostly grown in the States of Santa Catarina, Parana, Rio Grande do Sul and Center West region of Brazil.

         In the pork meat processing units, the hogs are slaughtered and immediately cut in half. The half carcasses are then partitioned according to their intended use. These parts become the raw material for the production of various industrialized goods, including hams, sausages, bologna sausages, salamis and pork sausages. In the poultry meat processing units, whole and cut poultries are produced for domestic and overseas market, as well as poultry elaborated/processed products, which are sold to the domestic market and Europe.

         The Company purchases other materials required for manufacture of the Company's products, such as prepared animal intestines (for casing), cardboard boxes and plastic bags (for packaging, and labels), and spices and veterinary drugs (for poultry and hog breeding) mainly from the States of Sao Paulo, Santa Catarina, Parana and Rio Grande do Sul.

         The Agroindustrial Complex of Rio Verde (State of Goias) is expected to operate at full capacity this year. As a result, the Company hopes to reduce the cost of production due to gains of productivity, scale of production and availability of grains in Center West region of Brazil.

FISCAL INCENTIVES

         Because of its high level of investments in its Expansion Programs, the Company has access to various state fiscal incentive programs. Usually, these fiscal incentives are based on a financing and/or reduction of the sales tax for the corresponding increased production. The four most important incentive programs that the Company utilizes are:

        o FUNDOPEM-1(State of Rio Grande do Sul) - reduction of 40% of sales tax for 8 years;

        o FUNDOPEM-2(State of Rio Grande do Sul) - reduction of 75% of sales tax for 8 years;

        o PRODEC (State of Santa Catarina) - financing of 75% of sales tax for 22 years;

        o FOMENTAR (State of Goias) - financing of 70% of sales tax for 20 years.

         Outgrower poultry and swine producers receive ongoing environmental orientation through Perdigao's Rural Service. The Company also exercises control over the environmental licensing of these producers.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

         The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles adopted in Brazil (Brazilian GAAP), which differs in certain significant respects from U.S. GAAP. Note 22 of the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to the Company, and includes a reconciliation to U.S. GAAP of net income
(loss) and shareholders' equity. See "Presentation of Financial Information".

Effects of Inflation, Currency Exchange Fluctuations and Impact of the Real Plan

         For many years, Brazil experienced high rates of inflation, the effect of which was a progressive decline in purchasing power for the vast majority of the Brazilian population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not compensate for the actual rate of inflation. Since the real's introduction in July 1994, the rate of inflation in Brazil has slowed dramatically. (See table below). In addition, there has been economic growth since the implementation of the Real Plan, with GDP in Brazil increasing 5.7% in 1994, 4.2% in 1995 and 2.9% in 1996, 3.0% in 1997, 0.1% in
1998, 0.8% in 1999, 4.4% in 2000, 1.4% in 2001, and 1.5% in 2002.

         The following table sets forth Brazilian inflation and the devaluation of Brazilian currency against the U.S. dollar for the periods shown:


                                                  Year ended December 31,
                           -------------------------------------------------------------------
                                1996     1997     1998      1999      2000      2001     2002
Inflation (INPC based)        9.12 %   4.34 %   2.49 %    8.43 %    5.27 %     9.44%   14.74%
Inflation (IGP-M)             9.19 %   7.74 %   1.79 %   20.10 %    9.95 %    10.37%  25.30%
Devaluation (R$ vs. US$)      6.88 %   7.41 %   8.27 %   48.01 %    9.31 %    18.67%   52.27%

Results of Operations

         Perdigao is one of Brazil's largest vertically integrated producers and value-added sellers of poultry and pork products. The Company's operations include feed facilities, hatcheries, poultry farms for grandparent and parent stock, pork breeding centers, poultry and pork slaughtering and processing units, sales offices and distribution centers. The Company sells a wide and diversified range of poultry and pork products, both domestically and internationally. In the domestic market the Company sells its meat products to more than 63,000 customers, while in the international market it sells to more than 350 customers in more than 80 countries. Its main products include: (i) specialty meats, such as frankfurters, sausages, ham products, bologna sausages, aged products, bacon and salamis; (ii) frozen meats, such as hamburgers, breaded meat products, kibes, meatballs, nuggets, steaks and others; (iii) meat-based and pasta-based frozen entrees, such as lasagnas and pizzas; (iv) appetizers;
(v) other frozen food, such as frozen vegetables, pies, flaky pastries and cheese-bread; (vi) "commodity products", such as frozen whole chicken, chicken cuts and giblets, frozen pork cuts (vii) elaborated meats and other products.

        The following table sets forth certain sales revenue, volume and price information for the Company's principal segments for the periods indicated.


        GROSS SALES                                         R$ THOUSAND
------------------------------------------------------------------------
                                 2002           2001          2000
------------------------------------------------------------------------

DOMESTIC MARKET
------------------------------------------------------------------------
.. In Natura                        196,773        188,311       217,139
.. Poultry                          156,787        147,574       174,252
.. Pork/Beef                         39,986         40,737        42,887
.. Elaborated/Processed           1,497,331      1,226,011     1,046,927
------------------------------------------------------------------------
TOTAL MEAT                       1,694,104      1,414,322     1,264,066
------------------------------------------------------------------------
.. Soybean                          212,113        179,077       162,855
.. Other Processed                  127,523         98,897        74,050
.. Others                           102,021         62,268        53,051
------------------------------------------------------------------------
TOTAL                            2,135,761      1,754,564     1,554,022
------------------------------------------------------------------------

EXPORTS
.. In Natura                        910,746        746,908       395,371
.. Poultry                          717,852        582,206       349,029
.. Pork/Beef                        192,894        164,702        46,342
.. Elaborated/Processed             294,106        287,645       116,466
------------------------------------------------------------------------
TOTAL MEAT                       1,204,852      1,034,553       511,837
------------------------------------------------------------------------
.. Soybean                              445            200           537
.. Other Processed                      651             92            10
------------------------------------------------------------------------
TOTAL                            1,205,948      1,034,845       512,384
------------------------------------------------------------------------

TOTAL SALES
------------------------------------------------------------------------
.. Meats                          2,898,955      2,448,875     1,775,903
.. Other Processed                  128,176         98,989        74,060
.. Soybean/Others                   314,578        241,545       216,443
------------------------------------------------------------------------
TOTAL                            3,341,709      2,789,409     2,066,406
------------------------------------------------------------------------




SALES                                                           TONS
--------------------------------------------------------------------------
                                   2002          2001           2000
                               -------------------------------------------

DOMESTIC MARKET
--------------------------------------------------------------------------
.. In Natura                           77,927        77,710        107,926
.. Poultry                             60,081        60,198         90,573
.. Pork/Beef                           17,846        17,512         17,353
.. Elaborated/Processed               432,431       382,555        334,823
--------------------------------------------------------------------------
TOTAL MEAT                           510,358       460,265        442,749
--------------------------------------------------------------------------
.. Soybean                            185,734       222,616        261,025
.. Other Processed                     20,615        18,530         14,701
.. Others                                   0             0              0
--------------------------------------------------------------------------
TOTAL                                716,707       701,411        718,475
--------------------------------------------------------------------------

EXPORTS
.. In Natura                          345,339       280,742        212,132
.. Poultry                            284,906       233,092        194,137
.. Pork/Beef                           60,433        47,650         17,995
.. Elaborated/Processed                49,258        58,115         32,277
--------------------------------------------------------------------------
TOTAL MEAT                           394,597       338,857        244,409
--------------------------------------------------------------------------
.. Soybean                                217            88            280
.. Other Processed                         96            18              2
--------------------------------------------------------------------------
TOTAL                                394,910       338,963        244,691
--------------------------------------------------------------------------

TOTAL SALES
--------------------------------------------------------------------------
.. Meats                              904,955       799,122        687,158
.. Other Processed                     20,712        18,548         14,703
.. Soybean/Others                     185,951       222,704        261,305
--------------------------------------------------------------------------
TOTAL                              1,111,617     1,040,374        963,166
--------------------------------------------------------------------------

                                                            AVERAGE PRICE
                                                                  (R$/KG)
--------------------------------------------------------------------------
                                   2002          2001           2000
                               -------------------------------------------

DOMESTIC MARKET
--------------------------------------------------------------------------
.. In Natura                            2.525         2.423          2.012
.. Poultry                              2.610         2.451          1.924
.. Pork/Beef                            2.241         2.326          2.471
.. Elaborated/Processed                 3.463         3.205          3.127
--------------------------------------------------------------------------
TOTAL MEATS                            3.319         3.073          2.855
--------------------------------------------------------------------------

EXPORTS
.. In Natura                            2.637         2.660          1.864
.. Poultry                              2.520         2.498          1.798
.. Pork/Beef                            3.192         3.456          2.575
.. Elaborated/Processed                 5.971         4.950          3.608
--------------------------------------------------------------------------
TOTAL MEATS                            3.053         3.053          2.094
--------------------------------------------------------------------------

TOTAL SALES
--------------------------------------------------------------------------
.. MEATS                                3.203         3.064          2.584
--------------------------------------------------------------------------
Volume and price refer only to meat products.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

         Gross Sales

                  Gross sales were up 19.8% for the period ending December 31, 2002, increasing to R$ 3.341 billion against R$ 2.789 billion in the same period in 2001, due to an increase of 13.2% in the sales volume of meat, 14.1% in processed meat products and 31.4% in pasta. Growth was significant both in the domestic market with 10.9%, as well as in the export market with 16.4%. Management hopes to maintain this increase in the sales volume of meat due to the investments in the Rio Verde Agroindustrial Complex in 2003 that will allow an increase of 8% in the supply of meat volumes for the year 2003.

         Domestic Market

                  Revenues in the domestic market were up 21.7% compared to the previous year, resulting from improved sales volumes of processed meat, ready-to-eat products and pastas. In an effort to reduce the relevant impact of production costs that exceeded 10%, prices were adjusted by 8%, an adjustment lower than the 12.5% variation of the IPCA Index (Extended Consumer Price Index). The product mix also improved due to the launch of more than 40 products during the year.

                  The Company's constant concern with meeting market needs and expectations resulted in the launching of new lines and new products, the highlights of which are the Apreciatta line that now adds delicious sweet pies and pizzas to its line of salted pastries. Other lines were increased such as: Toque de Sabor, Chester, Light & Elegant, Breaded products, ready-to-eat meals, Turma da Monica, Evidence and Borella providing consumers with a great variety of processed meats and frozen pasta and pizzas.

         Exports

                  Contrary to the increase in demand occurred in 2001, due to the effects of BSE ("mad cow disease") and foot-and-mouth disease in Europe, dollar prices in the foreign markets in 2002 had a decrease of 20%, due to the high world offer of meats and the smaller demand for poultry meats. Sanitary issues related to exports to the European Union, with modification of the criteria for products analyses, and the changes in the rules regarding imports of salted products, led to a decrease in sales and an increase in the expenses with logistics and warehousing of the products destined to Europe. These changes led the Company to improve its process regarding the control and traceability of animals implementing one of the most effective and fastest system available in the market, which allows total control throughout all phases of the productive process.

                  Perdigao recalled and destroyed lots of chicken in which the analyses carried out in Europe showed the presence of nitrofurane, an antibiotic. The Company has not employed any medication containing nitrofurane for any purpose or market since April 18, 2002, in advance of the ban imposed by the Brazilian government. The sanitary issues related to exports to the European Union related to nitrofurane resulted in a nonrecurring adverse effects on result during the year of R$ 41 million.

                  On October 28, 2002 Perdigao acquired the shares held by Sadia S.A. in the capital of BRF Trading S.A., whereupon this became BFF Trading S.A. (Brazilian Fine Foods), a wholly-owned subsidiary of Perdigao.

                  In 2003, the Company hopes to further consolidate its current markets and improve its performance in new markets, especially Canada and China.

         Gross Profit

                  Gross margin was 27.9% in the year. This margin cannot be compared with that for the previous year, which was 32.8%, due to different market conditions experienced each year. The Company had to overcome the difficulties that affected the activities of the sector and of the Company, such as: the significant increase in the prices of commodities and secondary raw materials, mostly because of the exchange rate devaluation; increases in meat supply worldwide; sanitary issues related to exports to the European Union and the prices prevailing in the markets, which were lower than the increase in cost.

                  Gross profit for the year was R$ 813.4 million, up 1.7% compared to 2001. The greater impact on costs was caused by the increase in the price of the main raw materials. Corn and soybean prices had a significant increase of 47%, reflecting the exchange variations and the increase in the price of these commodities in the world market, adding to this the smaller domestic corn crop in 2002.

                  The increase in selling costs, higher than the increase in revenue reflected also the increase of other items such as secondary imported raw materials, industrial meat, freights, fuel, insurance and electric power.

         Operating Expenses

                  The impacts of currency devaluation were reflected in increased expenses with land and sea freights, warehousing, insurance and port services, which provoked a significant increase in commercial expenses. These costs were further increased by the logistics required for recall and replacement of products in Europe.

                  In November of 2002, the Company implemented a project called "Exporta Sim", aimed at reducing export and logistics costs. The results of this program should begin appearing this year.

                  Management believes that the Agroindustrial Complex in Rio Verde-GO should reduce operating expenses, bringing savings through logistics for delivery to the north and northeast regions of Brazil, besides boosting productivity.

         Net Financial Expenses

                  The increase in net indebtedness was caused by exchange rate devaluation, investments and additional working capital required to increase inventories of raw material, finished products and livestock. Gross accounting debt was R$ 1,793.6 million, with cash investments of R$ 900.4 million, resulting in book net indebtedness of R$ 893.2 million, representing 132.2% of net equity, against 85.6% in the previous year. Continuing with our policy of reducing exposure to foreign currency, on December, 31, 2002 our foreign currency net debt reached US$ 57.6 million, down 41.8% compared to the previous year, and 35.4% lower than the quarter ended in September 2002. However, the strong currency devaluation during the year has significantly contributed to the increase of 81.5% in net financial expenses during the year, affecting the results of financial expenses, which could be offset by the increased income from future exports.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

         GROSS SALES

         For the year ended December 31, 2001, gross sales grew 35% to R$ 2.789 billion, against R$ 2.066 billion in the same period in the previous year. This was due not only to increasing exports, but also to aggregated value and increased production, resulting in a 16.3% rise in the volumes of poultry, pork and beef products sold. Average prices remained 18.6% higher as a result of export prices, which also reflected the impact of devaluation. In addition, sales of other products, mainly soybean derivatives and other processed goods, grew 17.2% to R$ 340.5 million in 2001. With investments in the Rio Verde Agroindustrial Complex, which may boost annual growth volume by at least 10% by 2003, Management expects this increase in meat product volumes to continue.

         DOMESTIC MARKET

         Gross sales for the year ended December 31, 2001, grew 12.9%, to R$
1.754 billion from R$ 1.554 billion compared to 2000, with meat volumes up four percent. Priority was given to sales of higher aggregated value, defined as one of the main strategic focus points, and which represented 83.1% of the volumes and 86.7% of the meat revenues in the domestic market. The in-natura meats presented a drop due to higher export volumes. Other processed products, such as frozen vegetables, pizzas, pasta, cheese bread and the line of beans, rose 26.0% in volumes and 33.6% in revenue. These increases are attributed to marketing efforts to offer customers a wide range of options, as well as serving the institutional market and retailers. This year, 24 new products will be launched under the brand name Perdigao, in the lines: Touch of Flavor (Toque de Sabor), Apreciatta, Chester(R), Monica's Gang (Turma da Monica) and other specialty meats and frozen meats, especially the Light & Elegant line, which offers low-calorie, turkey-based products. Under the name Batavo we are set to include a further 11 new products, including the launching of the Pizzas La Gondola line. Another novelty for the Company is the logistics structure, which has been improved and modernized over the last few years, providing swift service, overcoming problems created by outside factors, such as the electric energy crisis. Average prices in this market underwent a eight percent increase in meats for the year 2001, and a six percent rise in the last quarter of the year, also boosted by the improved product mix. Management expects the Company's market share to continue growing, especially for value added products, on which the Company has been concentrating its efforts, and through the launching of new lines/products.

         EXPORTS

         A 102.0% and a 38.5% increase in export revenue and volumes, respectively, compared to 2000, did not merely represent an opportunity spurred on by the BSE effects (mad cow) and the foot-in-mouth disease in Europe. It also reflected success in countries throughout Europe, Asia and the Middle East, by means of competitiveness with lower costs with production, technological innovation, quality of processes and products. Moreover, the traceability of slaughtered animals constitutes another factor to guarantee the Company's products. The expressive 147.0% increase in sales and the 80.1% rise in volumes of elaborated/processed products contributed to the average price in dollar remaining stable, despite the price adjustment of in-natura products in the European market, as of the third quarter of 2001, due to the return to beef and pork consumption after the effects of BSE and foot-in-mouth. In Perdigao's internationalization process, the Company has reinforced its position in Europe with the inauguration of Perdigao Italy, headquartered in Bologna and responsible for commercialization and distribution to the Italian market and neighboring countries. This unit, with offices and a distribution center, will serve food service and processors. The Company has created its international brand name - Perdix - which is being used mainly for processed products in markets where the brand has a more competitive edge.

         GROSS PROFIT

         As a percentage of net sales, the gross margin made an impressive gain of 870 basis points compared with the previous year. For the last quarter, the growth was 650 basis points due to the excellent performance of exports, the added value to the product mix and the average price of corn, which actually remained lower. These factors contributed to an increase in gross profit of 87.1% for the year - R$ 800.2 million - and 77.5% in the fourth quarter of 2001
- R$ 260.4 million. The cost of the main raw materials fluctuated throughout the year, mainly as a result of the exchange rate depreciation. Brazil is a large producer and exporter of soybean, which explains why its prices are indexed to the international market. To avoid producers shying away from planting corn, the Company has run several production incentive programs for this input that is essential to the Company's activities. Over the first six months of 2001, costs remained reasonable, beginning to rise as of the third quarter of 2001, forcing the cost of sales up 22.3% in the year, and 30.4% in the quarter. There was an expressive impact on items related to the exchange rate, such as soybean and secondary import materials. The Company believes that the cost of grain will gradually fall in comparison with the cost of production in the south region of the country, once the Rio Verde Agroindustrial Complex is up and running. Historically, grain prices in the central region of Brazil have been lower than those in the south.

         OPERATING EXPENSES

         Operating expenses rose 37.8% in 2001 and 49.8% in the last quarter of 2001. To make exports feasible, costs of shipping and transport, storage and port services, have been increased. Other items also underwent adjustments, like fuel and communications. Marketing efforts were reinforced, together with other aforementioned factors, which lead to the operating expenses increasing more than gross revenue. Management believes that the implementation of a new productive unit in the State of Goias (Agroindustrial Complex in Rio Verde-GO) may reduce operating expenses, bringing savings through logistics for delivery to the north and northeast regions of Brazil, besides boosting productivity.

         NET FINANCING EXPENSES

         Exchange devaluation caused the anticipation of financial expenses that were offset with higher revenues from future exports, due to the amount of net liabilities indexed to foreign exchange with coverage linked to export shipments ("natural hedge") that, at the end of the corresponded to US$ 99 million, 31.6% up over the previous year, and down 27.9% against the third quarter, due to not renewed debt clean-up, resulting in net exchange effect in financial expenses of R$ 21.3 million. Due to these effects, net financing expenses increased 86.1% in 2001, but showed a 81.8% drop if compared to the last quarter of 2000. On December 31, 2001, net accounting indebtedness was R$ 575.9 million - 3.0% down in the previous year, and 17.1% up over the last quarter, with R$ 719.5 million in investments and R$ 1.295 billion in gross indebtedness. A highlight was the drop in the net debts/net equity ratio, which was 107% in 2000, falling to 86% in 2001.

         RECONCILIATION WITH US GAAP

         The Company prepares its consolidated financial statements according to accounting principles generally accepted in Brazil (Brazilian GAAP), which differ in certain significant aspects from U.S. GAAP. These differences are described in Note 22 of the Financial Statements. The main differences between the Brazilian GAAP and U.S. GAAP and how they affect the operating results and shareholders' equity during the periods mentioned are:

        o Brazilian GAAP allows appraisal write ups of fixed assets, which must be reversed under U.S. GAAP.

        o Most pre-operating costs can be deferred under Brazilian GAAP, but must be expensed under U.S. GAAP.

        o Under Brazilian GAAP, interest on debt specifically related to construction in progress is capitalized. U.S. GAAP requires that all of the Company's debt be considered in the calculation of interest that can be capitalized.

        o Brazilian GAAP allows amortization of goodwill and other intangible assets according to the respective generation of income or according to the linear method in a period of not less than five years. Under U.S. GAAP goodwill and other intangible assets should not be amortized but should be assessed for impairment.

         CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Management's Discussion of operating and financial review addresses Perdigao's consolidated financial statements, which have been prepared in accordance with Brazilian accounting practices and reconciled to accounting principles generally accepted in the United States of America. The preparation of these financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and judgments on an on-going basis, and bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgment about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         Following is a description of estimates or judgments that are important to the presentation of our financial condition.

         Perdigao recognizes revenue from product sales when it delivers its products in the domestic market and at the time of shipment in the case of exports, and when title passes to the customers. The Company also grants to its customers the right of return of products that do not meet the quality standards within a limited time after delivery.

         Perdigao continuously monitors and tracks all product returns and records a provision for the estimated amount of such future returns, based on historical experience and/or any notification received of pending returns. Management judgments and estimates must be made and used in connection with established sales returns. While we believe that we make reliable estimates for these matters, certain events (e.g. product disease or contamination) could cause our estimates and actual amounts to differ, having a negative effect on revenue for future periods. Moreover, if the historical data used by the Company does not properly reflect future returns, the provision established for returns could be understated.
         Perdigao maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Such allowances are based on Managements' analyses of accounts receivable, historical bad debts, customer credit worthiness, current economic conditions and changes in customer payment patterns. If the financial condition of Perdigao's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be made. Therefore, significant differences may result in the schedule and amount of expenses for any period if management makes different judgments or uses different estimates.

         Perdigao writes down its inventory for estimated obsolescence or market value of the inventory based upon assumptions of future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by Management, additional inventory write-downs may be required.

         The carrying value of the Company's net deferred tax assets assumes that the Company will continue to generate sufficient taxable income, based on estimates and assumptions. In this regard, Perdigao has considered future taxable income and ongoing feasibility for its tax planning strategies and assessment of the need for allowances. In the event Perdigao's estimates and related assumptions change in the future, the Company may be required to recognize valuation allowances against its deferred tax assets, resulting in additional income tax expense.

         The Company determines its accrual for losses on tax and legal contingences based on an analysis of pending litigation and recognized in amounts considered sufficient by Management to cover probable losses based on the opinion of the outside legal counselors and the Company's in-house legal counsel. If any additional information causes the opinion of outside legal counsel to change, the Company must re-assess the potential liability related to pending litigation and review estimates, accordingly. Such revision would significantly affect the results of operations and financial position.

         The Company reviews the carrying value of its fixed assets wherever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon Management's projections of anticipated undiscounted cash flow at the plant level. While the Company believes that its estimates of future cash flows are reasonable, different assumption regarding such cash flows could materially affect our evaluations

         NEW ACCOUNTING PROCEDURES

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a significant impact on its financial position or results of operations.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 will be effective for the Company's fiscal year 2002 and will be applied prospectively. The Company is currently in the process of evaluating the potential impact that the adoption of SFAS 144 will have on its consolidated financial position and results of operations, but believes that adoption of this statement will not have a significant impact on its consolidated financial position or results of operations.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. Management does not expect that the application of the provisions of SFAS 146 will have a material impact on the Company's reported U.S. GAAP net income or financial conditions.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's fiscal ending after December 15, 2002. The Company does not Compensate with stock options.

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions of FIN 45 are not expected to have a material impact on the Company's reported U.S. GAAP net income or shareholders' equity.

         In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Entities, an interpretation of Account Research Bulletin - ARB No.
51. This Interpretation addresses consolidation by business enterprises of variable interests entities which have one of the following characteristics:

         1) the investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all the expected losses of the entity.

         2) the equity investors lack on or more of the following essential characteristics of a controlling financial interest:

                  a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

                  b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities

                  c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

         The disclosure requirement is immediately effective for all variable interest entities created after January 31, 2003 and for the fiscal year or interim period beginning after June 15, 2003 for variable entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The initial recognition of the Interpretation is applicable after December 31, 2002 and is not expected to have an effect on the Company's financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

         The Company's principal cash requirements include: (i) the servicing of the Company's indebtedness, (ii) capital expenditures, including the expansion programs and (iii) dividend (or interest on capital) payments on the Preferred Shares and Common Shares.

         The Company's primary sources of liquidity have historically been: (i) cash flows from operating activities, (ii) borrowings, especially those related to its export activities, investment activities and raw material purchases and
(iii) new equity.

         Income before financing expenses totaled R$ 214.2 million, R$ 359.0 million and R$ 107.5 million for the years ended on December 31, 2002, 2001 and 2000, respectively. The EBITDA of R$ 293.5 million in 2002 was 30.3% lower than the previous year due to the increase in the cost of the main raw materials and sanitary issues related to exports to the European market that resulted in a nonrecurrent adverse effect on results during the year of R$ 41 million. However, despite the adverse impacts suffered, the good performance obtained with an increase in sales volume, the improved product mix and the advance supply of corn allowed for an operating margin of 7.3%. On December 31, 2001 and 2000, the EBITDA was R$ 421.2 million and R$ 160.2 million, respectively.


                                                                              In R$ million

EBITDA                                                              2002 1      2001     2000
Earnings Before financing expenses                                   212.0     359.0    107.5
+ Depreciation and Amortization                                       81.5      62.2     52.7
Earnings Before Interests, Taxes, Depreciation, and Amortization     293.5     421.2    160.2

1        Since 2002, the Company included other operational results and goodwill amortization to calculate the EBITDA.


         Net financing expenses, financing expenses deducted from financial revenue, totaled R$ 219.2 million in 2002 (R$ 602.8 million in expenses and R$
383.6 million in financial revenues), R$ 120.8 million in 2001, (R$ 292.3 million in expenses and R$ 171.5 in financial revenue); R$ 64.2 million in 2000 (R$ 193.0 million in expenses and R$ 128.8 million in financial revenue); The highest financing expenses throughout 2002, 2001 and 2000, when compared to previous years, were attributed to the devaluation of the Brazilian currency in relation to the exchange rate, as the majority of loans are made in dollars (especially those related to export activities) and hedging is used as a financial instrument for part of long-term loans, while swap options protect short-term loans. (See item 11 - Hedge Contracts). In 2002 the devaluation of the Brazilian currency in relation to the exchange rate was 52%.

         No new equity was raised for the three years ended December 31, 2002, 2001 and 2000, primarily due to the Company's cash generation and credit with financial institutions that has been sufficient to meet its capital expenditures. (See also item 16 "a" of the Notes to the Consolidated Financial
Statements: "Statements of Cash Flows").

         The net cash flow from operational activities was negative by R$ 95.5 million, reached R$ 262.2 million and R$16.5 million for the three years ended on December 31, 2002, 2001 and 2000, respectively. In 2002, the reduction in the net cash flow in operational activities is due to the reduction in operational generated resources and the increase in the cost of the main raw materials. In 2001, the significant increase in the net cash flow was attributed to the higher EBITDA and a reduction in effective investments, related to the maturity of projects. The Company, in 2000, showed a drop in net cash flow in operational activities because of the increasing inventory levels. Since 1999, the Company has been increasing its inventory levels as a consequence of (i) higher sales volumes, (ii) higher prices of raw materials (especially corn and soybean) and secondary materials, (iii) increasing grain stocks, in expectation of higher prices and (iv) an increase in animals in the fields, in preparation for the beginning of operations at the Rio Verde Agroindustrial Complex in the second half of 2000. Expected growth in productive capacity is shown in the following table:


PRODUCTION CAPACITY                                  2000         2001         2002        2003    CHANGE 2000/2003

Poultry Slaughter (thousand heads / week)           6,540        7,119        8,200       9,000                 38%
Hog Slaughter (thousand heads / week)                  44           50           57          64                 45%
Poultry Meats (thousand tons / year)                  409          440          520         570                 39%
Pork Meats (thousand tons / year)                     306          350          400         450                 47%
Total Meats (thousand tons / year)                    715          790          920       1,020                 43%


         Net cash flow used in investing activities totaled R$ 184.7 million, R$
174.3 million and R$ 215.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company has experienced a high level of additions to property, plant and equipment since 1998 mainly due to the investments in the Rio Verde Agroindustrial Complex.

         The net cash flow from financing activities was R$ 319.4 million, negative by R$ 89.8 million and R$ 202.4 million in the years ended on December 31, 2002, 2001 and 2000, respectively. In 2000, a portion of the long-term loans was transferred to short-term and only a part was renegotiated in new long-term loans.

Capital Expenditures

         Capital expenditures (permanent assets) totaled R$ 101 million (the amount of capital expenditures included capitalized interest and deferred charges worth R$113 million), R$131 million (the amount of capital expenditures included capitalized interest and deferred charges worth R$162 million) and R$216 million (included R$19 million of the Rio Verde Agroindustrial Complex working capital) for the three years ended December 31, 2002, 2001 and 2000, respectively. These investments were primarily for the Rio Verde Agroindustrial Complex, in order to increase productivity and capacity. As of December 31, 2002, the Company has spent R$396 million of the R$426 million estimated for the Rio Verde Agroindustrial Complex, which is a long-term investment and financed through BNDES funds and internally generated Company resources. The BNDES disbursed R$ 179.6 million as of April 30, 2003. The Company believes it has adequate liquidity to fulfill its capital expenditure commitments.

         For 2003, the Company expects investments to reach R$ 100 million, of which R$ 30 million will be injected into the Agroindustrial Complex in Rio Verde-GO, while some R$ 70 million will be used in new projects, including productivity projects, new lines and products, as well as logistics projects.

Working Capital

         Working capital, defined as current assets less current liabilities, totaled R$ 195.2 million, R$29.1 million and R$274.2 million for the three years ended December 31, 2002, 2001 and 2000, respectively. Net working capital, defined as current assets (net of short term investments) less current liabilities (net of bank loans), totaled R$ 604.1 million, R$334.5 million and R$325.5 million for the three years ended December 31, 2002, 2001 and 2000, respectively. The increase of net working capital was on account of the increase in production and sales volumes as a consequence of the expansion investments. These increases were concentrated in current assets mainly due to the increases in accounts receivable and inventories.

Indebtedness And Financing Strategy

         The Company has primarily two different sources of debt. The first source of credit lines are those related to its exports with short-term loans, such as advances on exports, and long-term loans on future export pre-payments. These loans are U.S. dollar denominated and the average interest rate depends on the mix and the period but has been in the range of exchange rate variation plus 8.91% per year. To finance these debt service obligations the Company intends to renew them since it is part of its strategy to maintain export levels between 30% to 50% of net sales (See also "Business Strategy"). Annex A sets forth the main foreign currency credit lines, purpose, maturity and cost.

         The second source of credit lines is related to investments and working capital with short-term loans, such as rural credit (8.75% per year), and long-term loans with BNDES (POC/FINEM, FINAME and debentures), IFC loans and government fiscal incentives. Except principally for IFC, these loans are denominated in Brazilian Reais and the average interest rate depends on the mix and the period has been in the range of TJLP (BNDES long-term interest rate) plus 3 to 4 % per year. Average TJLP was 9.9%, 9.5% and 10.8% per year for the three years ended December 31, 2002, 2001 and 2000, respectively, and has been 11.5% per year in 2003. To finance the debt service obligations of these short-term loans are usually renewed since they are related to the Company's operations, while the long-term loans are related to the Company's expansion and will be repaid by the corresponding cash generation of these investments.

         Net debt, considered as the gross debt less cash investments, totaled R$ 893.2 million, R$ 575.9 million and R$ 593.6 million for the three years ended December 31, 2002, 2001 and 2000, respectively. This level of debt was mainly due to the strong level of investments, which were partially offset by the cash-flow in operating activities (net of paid dividends and financial expenses). The Company also experienced a net debt increase due to the devaluation of Brazilian currency.

         Dividend payments were R$ 5.4 million, R$ 50.5 million and R$14.1 million for the three years ended December 31, 2002, 2001 and 2000, respectively. For fiscal year 2003, the Company has not yet decided the amount, if any of dividends it will pay in excess of the mandatory dividends (see also "Mandatory Dividend"). The Company anticipates that it will maintain its current plan of distributing 30% of the net profit after legal reserves for year 2002. The effective dividends to be paid for each year, however, will be discussed and proposed by the Board of Directors and finally approved by the Shareholders' meeting. No assurance can be given as to any increase in the dividend or as to the declaration or amount of any dividend.

         Due to the increase in inflation and the exchange devaluation in the period, the net-debt-to-EBITDA was 3.0 on December 31, 2002. The Company expects to reduce this ratio in the long term through operating cash generation. The net total liabilities is defined as the total liabilities less cash investments. Conversely, based on the size, cash generation and profitability of the Company, and also considering the potential of its markets, the Company projects an average level of capital expenditures of at least R$130 million per year.

Sources Of Debt

         Most of the Company's borrowings are related to (i) capital expenditure activities, (ii) export activities and (iii) raw material purchases. The borrowings related to capital expenditure activities are generally long term and concentrated in two major institutions: the Brazilian Bank for Social and Economic Development ("BNDES"), including FINAME, its special agency for machinery and equipment, and the International Finance Corporation of the World Bank ("IFC"). The Company also borrows from Export Credit Agencies, like Eximbank and Hermes, that provide financing for capital goods import, including machinery and equipment dedicated to the Agroindustrial Complex in Rio Verde-GO and the Expansion 2003 Plan, and State banks offering fiscal incentives.

         The borrowings related to its export activities are provided by many domestic and international financial institutions which include, among others:
(i) BNDES, which provides long term loans to incentive export increases and (ii) several local commercial banks and several international banks, which operate trade financing, offering short term advances on export, known as ACC, or long term advances on exports, known as pre-payments. Finally, the Company also utilizes some local commercial banks which provide loans based on Central Bank resolutions and rural credit to finance raw material purchases.

FINANCIAL COVENANTS OF LOANS

         Perdigao Agroindustrial S.A. has a loan with the International Finance Corporation - IFC, with final maturity on July 15, 2005, in the outstanding amount of R$47.4 million in 2002 (R$51.5 million in 2001 and R$60.9 million in 2000). Under this loan, Perdigao Agroindustrial S.A. is subject to certain requirements established in its financing contract with the International Finance Corporation ("IFC"). These requirements include limitations on the incurrence of further indebtedness absent compliance with incurrence tests: (a) long term debt to equity ratio not in excess of 60:40 and (b) current ratio of at least 1.2 and (c) debt service coverage ratio must be not less than 1.25. Exceptionally, in the last quarter of 2002 some indices were not met. However, Company management secured a formal waiver of such non-compliance from IFC on February 26, 2003.

PRE-PAYMENTS

         Perdigao Agroindustrial S.A. and its subsidiary maintain loans granted by a group of banks for future exports. The export customers make the payments on the invoices directly to the banks. These loan contracts have grace periods from 12 to 24 months and maturity dates from January 2003 to April 2005.

         On December 31, 2002, the balance on these loans was composed as follows:

            R$ millions
Short-term        409.0
Long-term         229.7
                  -----
                  638.7

LOAN COLLATERAL AND MORTGAGE

         The Company has granted R$1,075.0 million (R$819.7 million in 2001) of guarantees, R$657.6 million (R$626.5 million in 2001) of mortgages on properties and guarantees, R$5.7 million (R$10.8 million in 2001) of fiduciary liens as collateral for loans and R$77.3 million (R$53.4 million in 2001) of mortgages on properties for the guarantee of other obligations, all in connection with normal operations.

INTEREST RATE RISK - INTEREST RATE SENSITIVITY

         See Annex A for a disclosure of debt and cash investments, including amounts, short and long term breakdown, maturity and rates.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Perdigao has a Technology Center located in Videira, Santa Catarina State, which is responsible for Research and Development, including: innovation capacity; highly prepared staff to attend the domestic and international market, improvement in process focused on productivity and also on cost reductions; policies to get the GMP, HACCP and traceability; bromatological and microbiological analysis that guarantee the food safety, flexibility to develop and launch new products in both domestic and export market. Perdigao invested R$
3.8 million in R&D in 2002.

D. TREND INFORMATION

         CORN CROP (2002/2003)

         The current Brazilian corn crop should yield 42.8 million tons according to a recent crop survey carried out in April 2003 by Conab (National Supply Company); should this figure be confirmed this means that there was an increase of 21% over the 35.3 million tons of the 2001/02 crop. Out of the 42.8 million tons, 33.7 million tons were from the summer crop -harvested by the end of May - and 9.1 million tons were from the late season corn crop to be harvested between June and August. The outlook for supply in 2003 is, therefore, more favorable than that for 2002. However, the international market prices, which set the reference for domestic prices, were up 15% in 2003 when compared to the same period last year. Moreover, the average dollar in the first quarter this year was 48% higher than in 2002. Thus, average prices of corn in the domestic market were up 80% compared to the previous quarter. If the late winter crop confirms the good production prospects, and if no significant spikes occur in the exchange market, average prices of corn in 2003 seem likely to remain between 10 to 15% above those for 2002. The increase in the prices of inputs compresses the margins of the Company.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

         The administration of the Company is conducted by the Board of Directors and the Executive Officers. Overall strategic direction of the Company is provided by the Board of Directors, comprised by seven members that must be residents of Brazil and shareholders of the Company. The Board of Directors is elected at ordinary general meetings of holders of Common Shares for a two year term. Day-to day management is delegated to the Executive Officers of the Company, which must number no more than eight. Executive Officers are appointed by the Board of Directors for a two-year term.

         The following table sets forth information with respect to the Directors and Executive Officers of the Company.

         BOARD OF DIRECTORS
         NAME                                    POSITION        YEAR INITIALLY
                                                                    APPOINTED

         EGGON JOAO DA SILVA                     CHAIRMAN              1993
         FRANCISCO FERREIRA ALEXANDRE            VICE CHAIRMAN         2003
         ANTONIO CARLOS VALENTE DA SILVA         BOARD MEMBER          2002
         CARLOS EDUARDO DA SILVA BESSA           BOARD MEMBER          1999
         JAIME HUGO PATALANO                     BOARD MEMBER          2003
         ADEZIO DE ALMEIDA LIMA                  BOARD MEMBER          2003
         LUIS CARLOS FERNANDES AFONSO            BOARD MEMBER          2003

         The following is a brief biography of each of the Company's directors.

         EGGON JOAO DA SILVA - Chairman of the Board of Directors of Perdigao Companies. Founder and Chairman of the Board of Directors of Weg S.A. (an electric motor manufacturing company), in Jaragua do Sul-SC. Former Chief Executive Officer of Perdigao Companies from 10/93 to 01/95. Vice-Chairman of the Board of Directors of Oxford S.A.(a ceramics and porcelain company), Sao Bento do Sul - SC, and Member of the Board of Directors of Tigre Participacoes S.A. (holding company for Tigre Tubos) and Tigre Tubos e Conexoes S.A.(produces rigid PVC threadable pipes for building installations), Joinville-SC, of Marisol S.A. Ind. Vestuario (a clothing company), Jaragua do Sul-SC, and of Champion Papel e Celulose, Mogi das Cruzes-SP (pulp and paper industry). Birth Date:
10/17/29.

         FRANCISCO FERREIRA ALEXANDRE - Lawyer and Engineer - Vice-Chairman of the Board of Directors of Perdigao Companies representing Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI. Birth Date: 10/29/62.

         ANTONIO CARLOS VALENTE DA SILVA - Engineer - Member of Board of Directors of Perdigao Companies, representing Sistel - Fundacao Telebras de Seguridade Social. He is a Member of the Board of Directors of ANATEL - National Agency of Telecommunications. Birth Date: 06/07/52.

         CARLOS EDUARDO DA SILVA BESSA - Engineer - Member of Board of Directors of Perdigao Companies, representing Real Grandeza Fundacao de Assistencia Previdencia Social. Superintendent of Real Grandeza Fundacao de Assistencia Previdencia Social. Birth Date: 05/22/43

         JAIME HUGO PATALANO - Economist - Member of the Board of Directors of Perdigao Companies, representing Fundacao de Assistencia Previdencia Social of BNDES-FAPES. Birth Date: 01/30/41.

         ADEZIO DE ALMEIDA LIMA - Economist - Member of the Board of Directors of Perdigao Companies, representing SISTEL - Fundacao de Seguridade Social. Birth Date: 05/15/55.

         LUIS CARLOS FERNANDES AFONSO - Economist - Member of the Board of Directors of Perdigao Companies, representing Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI. Birth Date: 04/15/61.


       EXECUTIVE OFFICERS                                      CURRENT POSITION
NAME                        AGE   TITLE                            HELD SINCE
-------------------------   ---   ---------------------------- -----------------
Nildemar Secches            54    Chief Executive Officer           1995
Wang Wei Chang              56    Chief Financial Officer           1995
Joao Rozario da Silva       61    Chief Sales Officer               1993
Paulo Ernani de Oliveira    53    Chief Operating Officer           2003
Nelson Vas Hacklauer        52    Business Development Director     1995
Wlademir Paravisi           43    Supply Director                   2003


         The following is a brief biography of each of the Company's executive officers.

         NILDEMAR SECCHES has been the Chief Executive Officer of the Company since 1995. From 1972 to 1990 , Mr. Secches worked for Banco Nacional de Desenvolvimento Economico e Social - BNDES, where he was a Director from 1987 to 1990. From 1990 to 1994 he was Management Director for Grupo Iochpe-Maxion (manufacturing group). Mr. Secches is a mechanical engineer, having received a graduate degree in finance and a doctorate degree in Economics.

         WANG WEI CHANG has been the Chief Financial Officer, the Management and the Director of Investor Relations of the Company since 1995. He was the Controller and Director of Banco Chase Manhattan S.A., in Brazil, from 1992 to 1995, and the Financial Director for The Chase Manhattan Bank N.A., in Santiago, Chile, from 1990 to 1992. Mr. Chang worked for Chase Manhattan from 1988 to 1995 and for Citibank from 1974 to 1986. Mr. Chang received a masters degree in industrial engineering from Pontificia Universidade Catolica do Rio de Janeiro.

         JOAO ROZARIO DA SILVA has been Chief Sales Officer of the Company since 1993. He worked for CICA S.A. (food products) from 1971 to 1993, where he was the Commercial Director. From 1966 to 1971, Mr. Silva worked at Produtos Alimenticios Fleischemann & Royal Ltda. (food products) and received a degree in Economics from Universidade Mackenzie.

         NELSON VAS HACKLAUER has been a Director for the Company since 1990 and was appointed the Business Development Director of the Company in 1995. Mr. Hacklauer has been working for Perdigao Group since 1983, having been the Chief Financial Officer and Investor Relations Director of Perdigao Companies and a Financial and Administrative Director of Perdigao Alimentos S.A. and for Perdigao da Amazonia S.A. Previous to that, Mr Hacklauer worked for Sears and Multival Corretora de Mercadorias Prudential Bache Insurance. Mr. Hacklauer received a degree in Business Administration from Faculdade de Administracao e Ciencias Contabeis Campos Salles.

         PAULO ERNANI DE OLIVEIRA has been working for Perdigao since 1989. He is the Chief Operating Officer. From 1992 to 2002 Mr. Oliveira was Director of Supplies of the Company. From 1979 to 1989, Mr. Oliveira was a Director of Supplies at Seara Industrial S. A. (food producer). Mr. Oliveira received his degree as an agronomy engineer from Universidade de Passo Fundo.

         WLADEMIR PARAVISI - Accountant - Supply Chain Director of Perdigao Companies. He works for the Company since 1978. Former Assistant Director of Perdigao Companies from 1999 to 2003. Mr. Paravisi received a post-graduation degree in Business Administration from Universidade de Sao Paulo.

         There are no pending legal proceedings to which any director, nominee for director or executive officer of the Company is a party adverse to the Company. The Company has no knowledge of any arrangement or understanding between any executive officer or director of the Company and any other person pursuant to which he was selected as a director or executive officer.

B. COMPENSATION

         For the year ended December 31, 2002, the aggregate compensation paid by the Company to all members of the Board of Directors and all Executive Officers (17 persons) for services in all capacities was approximately R$7.0 million.

         The Executive Officers receive certain additional Company benefits generally provided to Company employees and their families, such as medical assistance, educational expenses, development, supplementary social security benefits, among others. For the year ended December 31, 2002, the amount paid as benefits to the Executive Officers totaled R$3.1 million, included in the amount above, of which R$2.4 million as management participation in the 2001 results, R$0.59 million as supplementary social security, and R$0.09 million as medical assistance.

         The Company includes as compensation for officers a management participation plan which is based on performance indicators such as net income and other negotiated performance indicators related to costs, productivity and other specific targets. The terms of participation are negotiated individually by each officer with the Board of Directors, and the amount paid to each participant depends on the extent to which his performance indicators have been achieved.

         In the event of the termination of the mandate of a Director or an Executive Officer, they are entitled only to statutory employment benefits under applicable law, without any special severance.

C.     BOARD PRACTICES.

         All of the Executive Officers of the Company are appointed in such capacities by the Board of Directors to serve for two-year terms which are renewable at the option of the Board of Directors.

         The Company has a Conselho Fiscal ("Fiscal Council") which reviews the Company's internal financial statements, meets with the Company's auditors on financial matters and recommends the selection of independent accountants for the Company or its subsidiaries. The members of the Fiscal Council are Gerd Edgar Baumer (representing the minority shareholders), Luciano Carvalho Ventura (representing preferred shareholders), Jose Ignacio Ortuondo Garcia, Hilda Turnes Pinheiro and Ayrton Antonio Jorge Neto (representing the controlling shareholders). The members of the Fiscal Council hold this position until April 2004, the date of the next Ordinary General Meeting.

D. EMPLOYEES.

         For the twelve months ended December 31, 2002, the Company employed an aggregate of 24,163 persons, of which 267 are in administrative and clerical functions, 21,294 are in production and industrial positions, and 2,602 are in sales and distribution positions.

         All of the Company's production and industrial employees are represented by labor unions. The Company believes that its relations with its employees are satisfactory, and there have been no strikes or significant labor disputes in the past seven years. Salary negotiations are conducted annually between workers' unions and the Company. The collective bargaining agreements for employees are negotiated separately for each facility. The agreement reached between the local or regional union which negotiated the applicable collective bargaining agreement for a particular facility and the Company is binding on all production and industrial employees, whether they are members of the union or not. The Company's collective bargaining agreements have a term of one year, and the Company intends to enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.

         The Company maintains a number of employee benefit plans constituting part of an integrated "Perdigao Benefits Plan." The principal components consist of PROHAB-Perdigao Housing Program, which proposes home construction and financing through an independent credit company for employees in the Videira, Herval D'Oeste, Rio Verde and Marau regions;

Perdigao-Private Social Welfare Company, which provides supplementary retirement and death benefits for employees under a defined contribution plan, with 20,044 participants; and a credit union. During 2002, R$ 45.8 million was invested in programs for food supplies, health, transportation, housing, education, private pension funds, child care and benefits to retired employees. This figure is 21.5% higher than the amount invested in the previous year.

         The Company's Board of Directors has authorized the establishment of a stock option plan that is intended to stimulate the growth of the Company and to retain the services of executives and certain employees by enabling them to become shareholders in the Company. No plan has yet been established, however, and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be.

         The table below presents the number of employees at the end of each period for the years 1994 to 2002.

AS OF DECEMBER 31,          2002     2001     2000    1999     1998     1997     1996    1995     1994

NUMBER OF EMPLOYEES        24,163   22,377   19,291  16,649   15,192   14,353   14,313  12,515   12,259

The table below presents the breakdown of persons employed by main category of activity for the past three financial years.

                             DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                 2002          2001          2000
ADMINISTRATION                    267           247          306
COMMERCIAL                       2,602         2,482        2,326
PRODUCTION                      21,294        19,648        16,659
TOTAL                           24,163        22,377        19,291

E. SHARE OWNERSHIP

         As of March 31, 2003, the Board of Directors and Executive Officers individually and in the aggregate owned less than one percent of any class of shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS.

         The following table sets forth certain information as of March 31, 2003, with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of voting Common Shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of Preferred Shares and (iii) the total amount of the Company's voting Common Shares and Preferred Shares owned by the executive officers and directors of the Company as a group.

                                                                COMMON SHARES                   PREFERRED SHARES
                                                                -------------                   ----------------
         CONTROLLING SHAREHOLDERS                         AMOUNT             %             AMOUNT                   %
         ------------------------                         ------             -             ------                   -

PREVI - Caixa Prev. Func. Bco. Brasil*                      2,865,318    18.52             3,972,428             13.61
Fund. Telebras Seg. Social - SISTEL*                        2,766,917    17.88               144,889              0.50
PETROS - Fund. Petrobras Seg. Soc.*                         2,255,562    14.58             1,905,261              6.53
FAPES (Fund. Assist. Prev. Social) -BNDES*                  1,908,201    12.33             2,541,461              8.71
Weg S.A.**                                                  1,566,862    10.13             1,768,172              6.06

--------
* The pension funds are controlled by participating employees of the respective companies.

[TABLE CONTINUED]
                                                                COMMON SHARES                   PREFERRED SHARES
                                                                -------------                   ----------------
         CONTROLLING SHAREHOLDERS                         AMOUNT             %             AMOUNT                   %
         ------------------------                         ------             -             ------                   -

VALIA - Fund. Vale do Rio Doce                                303,609     1.96             1,544,786              5.29
Bradesco Vida e Previdencia. S.A.                           1,156,411     7.47               285,720              0.98
Threadneedle Inv Funds Icvs                                         0     0.00             1,503,610              5.15
Grupo IP Participacoes                                              0     0.00             2,631,378              9.02
Real Grandeza Fundacao  de A P A S                          1,579,469    10.21                     0              0.00
Eggon Joao da Silva                                             1,563     0.01                91,408              0.31
         All directors and executive                            1,569     0.01                91,410              0.31
officers as a group, including the
Board of Directors (13 persons)
(including shares owned directly
or indirectly beneficially by
Eggon Joao da Silva)

         The Pension Funds are parties to a Shareholders' Agreement, dated October 25, 1994, which sets forth certain voting arrangements with respect to capital increases, bylaws changes, election of the Board of Directors, dividends and other matters. Pursuant to the terms of the Agreement, the parties will resolve voting issues in advance of the shareholders' meetings. This is intended to assure uniform voting at the shareholders' meeting. The Agreement also contains limitations on the disposition of shares by the Pension Funds, including rights of first refusal and the encumbrance of their shares. The rights of first refusal require that a Pension Fund that wishes to sell its shares first offer them to the other Pension Funds. The Shareholders' Agreement establishes the mechanism to accomplish this.

         There has been no significant change in the percentage ownership held by any major shareholder during the past three years.

B.       RELATED PARTY TRANSACTIONS.

         As of December 31, 2002, the Company owed Perdigao Agroindustrial S.A. R$ 91,000 (R$ 5.3 million in 2001) relative to loans which are subject to interest at the average cost of funding for the Perdigao Group. Operations between the subsidiaries were made under normal market conditions.

C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         See Exhibits.

         The authorized capital stock of the Company is comprised of Common Shares and Preferred Shares. As of December 31, 2002, 29,180,427 Preferred Shares were issued by the Company.

DIVIDENDS

         The following tables set forth the dividends paid to holders of the Company's Common Shares and Preferred Shares since 1995 in Brazilian Reais.



Period       Description          First payment date    Nominal currency     US$  equivalent per
------       -----------          ------------------    -----------------    -------------------
                                                        Brazilian per        share  at  payment
                                                        --------------       ------------------
                                                        share                date
                                                        -----                ----
1995*        Dividends            March 14, 1996        0.0428888            0.043462505
1996*        Dividends            April 30, 1997        0.020296161          0.019078868

---------
**       Weg S.A. is a public company the voting control of which is vested in Weg Participacoes e Servicos S.A., a Brazilian corporation beneficially owned by Eggon Joao da Silva. Mr. Silva is chairman of the Board of Directors of the Company.


[TABLE CONTINUED]

Period       Description          First payment date    Nominal currency     US$  equivalent per
------       -----------          ------------------    -----------------    -------------------
                                                        Brazilian per        share  at  payment
                                                        --------------       ------------------
                                                        share                date
                                                        -----                ----
1stHalf 1997*Dividends            August 29, 1997       0.017917             0.016413521
1997*        Dividends            March 30, 1998        0.0338899            0.029819534
1stHalf 1998*Interest on equity   August 31, 1998       0.03374              0.028668536
1998*        Interest on equity   February 26, 1999     0.03811              0.018456993
1stHalf 1999*Interest on equity   August 31, 1999       0.03384              0.017662717
1999*        Interest on equity   February 29, 2000     0.025062             0.014171332
2000*        Interest on equity   February 29, 2000     0.002883             0.001630195
2000         Interest on equity   August 28, 2000       0.07527              0.0411829
2000         Interest on equity   February 28, 2001     0.22804              0.223001
2001         Interest on equity   August 31, 2001       0.303310             0.1188667
2001         Interest on equity   February 28, 2002     0.296120             0.126105
2001         Interest on equity   February 28, 2002     0.479005             0.203989
2001         Dividends            February 28, 2002     0.055583             0.02367
2002         Interest on equity   August 30, 2002       0.121320             0.04014
* Per thousand shares


--------------------------------------------------
       Dividend         Dividend     Total amount
       Common Shares    Preferred
       R$million        Sh.          R$million
                        R$million
--------------------------------------------------
1995   3.1              5.9          9.0

1996   1.5              3.0          4.5

1997   4.0              7.6          11.6

1998   5.5              10.5         16.0

1999   4.5              8.6          13.1

2000   4.9              9.2          14.1

2001   17.5             33.0         50.5

2002   1.9              3.5          5.4


CALCULATION OF DISTRIBUTABLE AMOUNT

         Brazilian Corporate Law:
         (i) stipulates that preferred shares of publicly held companies that are not granted priority for payment of fixed or minimum dividend, and that have any restriction to the exercise of voting rights, should be granted at least the following advantages: (A) the right to participate in dividend payout corresponding to at least 25% of annual net income (corresponding to at least 3% of net shareholders' equity per share); (B) the right to receive a dividend per preferred share at least 10% greater than the dividends for common share; or (C) the right to be included in public offerings for sale of control ownership (see item `iv' below), assuring dividends at least equal to those of the common shares;
         (ii) allows establishment in the company bylaws that the reimbursement value payable to dissident shareholders be lower than the net worth, provided that such reimbursement is calculated based on the company's economic value;
         (iii) requires that compensation of the company management be approved by the general shareholders' meeting;
         (iv) requires, in case of sale of control ownership of publicly held companies the presentation of a public offering for the purchase of shares of minority shareholders detaining voting shares, in which the price shall correspond to at least 80% of the amount paid per share that integrates the controlling stock block;
         (v) entitles dissident shareholders to withdraw from publicly held companies in cases of merger or consolidation or in case of their participation in groups of companies, provided that the dissident shareholder is the owner of types or classes of shares of which more than half are held by the controlling shareholders, and provided further, that such shares do not integrate representative general portfolio indexes of shares approved for trading in future markets. In case the merger, consolidation or spin-off involves a publicly held company, their succeeding companies should also be publicly held, subject otherwise to the shareholders being assured the right to withdraw from the company.

         As a general requirement, shareholders who are not residents of Brazil must have their investment in a Brazilian company registered with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be converted into foreign currency for remittance outside Brazil. Preferred Shares underlying the ADSs will be held in Brazil by the Custodian as agent for the Depositary. The holder of the Preferred Shares will be the registered owner on the records of the Registrar for the Preferred Shares.

         Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. If the Custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by any devaluation or depreciation of the Brazilian currency in relation to the U.S. dollar that occurs before such dividends are converted and remitted. See "Dividends."

Interest on Capital

         Law No. 9,249 of December 1995 provides that a company may pay interest on capital (equity) to shareholders as an alternative to dividends. See "Dividend Policy." The interest payment is like a dividend, but is deductible for income tax purposes by the Company. The Companies are entitled to set off against the mandatory distribution for each fiscal year any distributions made to its shareholders as interest on capital up to the limit of the interest reference known as TJLP. The payment of interest as described herein would be subject to a 15% withholding income tax. See "Taxation."

Dividend Policy

         The Company currently intends to pay dividends on its outstanding Preferred Shares in the amount of its required distributions for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of the Company's financial conditions. As a policy, although not required to do so by law, the Company pays dividends twice a year.

B.       SIGNIFICANT CHANGES.

         The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         The price history of the Company's Preferred and Common Stock is as follows:

(a) for the five most recent full financial years: the annual high and low market prices;

Preferred Share (in R$ per share)


Period                             High                                   Low


1998                               9.60                                   5.00


1999                               17.00                                  6.00


2000                               16.50                                  8.75


2001                               16.50                                  10.60


2002                               16.80                                  9.94



                  Common share (in R$ per share)


Period                             High                                   Low


1998                               9.45                                   4.50

1999                               19.50                                  6.00

2000                               16.50                                  12.00

2001                               15.02                                  13.00

2002                               15.00                                  14.82


         ADR (in US$ per ADR)

Period                             High                                   Low

1998                               16.75                                  9.25

1999                               13.50                                  7.75

2000                               15.00                                  11.50

2001                               16.50                                  7.90

2002                               14.30                                  5.05


(b) for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

  Period                    Preferred Shares             Common Shares             ADS
                            R$                           R$                        US$
                            High            Low          High         Low          High             Low

           1Q01             16.50           14.15       15.02          15.00       16.50            13.50

           2Q01             16.00           12.94       15.00          15.00       14.30            10.80

           3Q01             14.00           10.60       13.00          13.00       11.30            7.90

           4Q01             15.99           11.90       15.00          13.00       12.95            9.00

           1Q02             16.80           15.00       15.00          15.00       14.30            12.50

           2Q02             16.60           13.00       14.90          14.82       14.10            9.35

           3Q02             14.49           11.00       15.00          15.00       10.30            5.65

           4Q02             12.40           9.94        15.00          15.00       7.10             5.05

           1Q03             12.90           9.35        16.00          16.00       7.75             5.21

(c) for the most recent six months: the high and low market prices for each month;

    Period                    Preferred Shares             Common Shares            ADS
                              R$                            R$                      US$
                              High             Low          High         Low        High         Low

         Dec/02               12.40            11.05        15.00       15.00       7.10        5.67

         Jan/03               12.90            10.68        16.00       16.00       7.75        5.96

         Feb/03               10.60            9.55         16.00       16.00       5.90        5.21

         Mar/03               10.80            9.35         16.00       16.00       6.20        5.25

         Apr/03               11.65            10.69        16.00       16.00       7.90        6.22

         May/03               13.65            11.54        16.00       16.00       9.35        7.51



B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         The Company's shares trade on the Sao Paulo Stock Exchange (BOVESPA) under the symbol PRGA4, for the Preferred Shares, and PRGA3, for the Common Shares. The Company's ADRs trade in the U.S. at the New York Stock Exchange under the symbol PDA. Each ADR corresponds to two preferred shares in the Brazilian market.

Trading on the Brazilian Stock Exchanges

         The Sao Paulo Stock Exchange is responsible for all trade of shares in Brazil.

         The Sao Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the Sao Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange currently has two open outcry trading sessions each business day, from 10:00 a.m. to 1:00 p.m and from 2:00 p.m. to 4:45 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on the automated quotation system of the Sao Paulo Stock Exchange. There is also trading in the so-called After-Market, only through the automated quotation system of the Sao Paulo Stock Exchange, from 5:45 p.m. to 7:00 p.m. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day.

         There are no specialists or market makers for the Company's shares on the Sao Paulo Stock Exchange. The Comissao de Valores Mobilarios (the "CVM" or the "Brazilian Securities Commission") and the Sao Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the Sao Paulo Stock Exchange may be effected off the exchange under certain circumstances, although such trading is very limited.

         In December 2002, the aggregate market capitalization of the companies listed on the Sao Paulo Stock Exchange was approximately US$ 124 billion. Although any of the outstanding shares of a listed company may trade on the Sao Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of the Sao Paulo Stock Exchange tend to overstate the liquidity of the Brazilian equity securities market. The Brazilian equity securities market is relatively small and illiquid compared to major world markets.

         Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, named Companhia Brasileira de Liquidacao e Custodia - CBLC, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. The CBLC is controlled by clearing agents, such as member brokerage firms and banks, and the Sao Paulo Stock Exchange.

         Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

         The Brazilian securities markets are regulated by the Brazilian Securities Commission ("CVM"), which has authority over stock exchanges and the securities markets generally, and by Banco Central do Brasil (the "Central Bank"), which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law no. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law") and the Brazilian Corporate Law (Law no. 6,404 dated December 15, 1976, as amended) (the "Brazilian Corporate Law").

         Law 10,303 of October 31, 2001, amended the Brazilian Securities Law and the Brazilian Corporate Law. The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate (by April 2005, the representative of such shareholders is to be chosen out of a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the following rights: (a) priority in the receipt of dividends corresponding to at least 3% of the shares' net worth based on the last approved balance sheet of the company;
(b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company. The By-Laws of existing listed companies are required to be modified to conform to the new provisions mentioned above, by March 1, 2003. On December 17, 2002, Perdigao approved the tag along right of the Preferred Shares in a public sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share of Common Shares that constitute the controlling block of shares.

         Under the Brazilian Corporate Law, a company is either listed, a "companhia aberta", such as the Company, or private, a "companhia fechada". All listed companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Sao Paulo Stock Exchange or in the Brazilian over-the-counter markets ("Brazilian OTC"). The shares of a listed company, including the Company, may also be traded privately subject to certain limitations.

         There are certain cases in which the disclosure of information to the CVM, the Sao Paulo Stock Exchange, or even to the public is required. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the capital stock of a listed company, (ii) the sale of shares which represents the transfer of control of a listed company and (iii) the occurrence of a material event to the corporation.

         Recently CVM issued Instruction N(0) 361, of March 5, 2002, which regulates the tender offers mainly when the following events occur: (i) delisting of public companies; (ii) increase in the equity interest by the controlling shareholder; and (iii) transfer of control of a public company.

         To be listed on the Sao Paulo Stock Exchange, a company must apply for registration with the CVM and the Sao Paulo Stock Exchange. Once this exchange has admitted a company to listing and the CVM has accepted its registration as a listed company, its securities may be traded in the Sao Paulo Stock Exchange, as long as the company complies with the minimum requirements of this exchange.

         The Brazilian OTC consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a listed company to be traded in the Brazilian OTC. The CVM requires that it be given notice of all trades carried out in the Brazilian OTC by the respective intermediaries.

         Trading in securities on the Sao Paulo Stock Exchange may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended on the initiative of the exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the exchange.

         The Brazilian securities markets are governed principally by the Brazilian Securities Law, by the Brazilian Corporate Law and by regulations issued by the CVM and the Conselho Monetario Nacional (the "National Monetary Council"). These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. Although many changes and improvements have been introduced, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION. The information required for this item was included in the Registration Statement (Amendment No. 2) on Form 20-F dated September 20, 2000 (Commission file number 0-30912) and is hereby incorporated by reference, with the exception of the analysis of the "Reserve for Expansion" described on page 61 thereof, which should now read:

"The Company's By-laws provide for a discretionary reserve account for expansion, which cannot exceed 80% (eighty percent) of the paid-in capital (with a view to minimizing a potential reduction of the Company's working capital). The Company may retain the reserve for expansion until the shareholders vote to transfer all or a portion of the reserve to the capital account or the retained earnings reserve, or the General Meeting shall decide upon the application of the remainder of the fiscal year net profit that , upon legal proposal from management, may be totally or partially treatment as: 1) complementary dividend to shareholders; 2) balance to be transferred to the next fiscal year as accumulated profits, provided duly justified by the officers to finance the investment plan anticipated in the capital budget."

See the Company's By-laws (in English translation) filed herewith as Exhibit
1.01.

C.       MATERIAL CONTRACTS

         The Company has contracts with approximately 5,725 poultry and hog outgrowers. These contracts, individually, are not materially relevant due to its quantity and amounts involved.

         The Company has a grandparent supply contract with Agroceres S. A., the representative of British Pig Improvement Company ("PIC"), in Brazil.

         To ensure an adequate supply of genetic material, the Company has a supply agreement with Cobb Vantress, Inc., a specialty company engaged in the business of genetic development of animal production for human consumption, located in Arkansas, United States. Eggs for the grandparent stock are transferred directly from Arkansas to Brazil.

         BNDES (National Bank of Economic and Social Development) has financed some of Perdigao's projects, such as Optimization and Buriti, and has also a line to finance exports, known as BNDES - EXIM. The largest amounts released by BNDES are related to the Rio Verde Agroindustrial Complex. As of December 31, 2002, the Company had invested R$396 million on the Rio Verde Agroindustrial Complex, which is currently being financed through BNDES funds and internally generated Company resources. The total amount of the project's cost to be financed from BNDES will be approximately R$208 million, of which R$ 179.6 million was disbursed as of April 30, 2003. The BNDES loans are real and currency basket denominated. The real loans will bear interest at TJLP plus 3.3% per annum and the average interest rate on the Dollar portion will be 11.71% per annum. The Optimization Project was financed, in part, by two loans from the International Finance Corporation (the "IFC") and from Banco Nacional de Desenvolvimento Economico e Social - BNDES, the Brazilian State development bank ("BNDES"). The IFC A Loan, is a 10 year loan, in an amount of US$35 million, and the IFC B Loan is a seven-year loan, in an amount of US$20 million. The average interest rate is 4.81% per annum. The BNDES loan is an eight-year loan, in an amount of R$109.6 million. The average interest rate is the Brazilian long term rate known as TJLP plus 3.77% per annum. The TJLP is calculated by taking into consideration the yearly average rate of return of public external debt titles and of internal federal debt issues. This rate is published on a quarterly basis and is valid for the three-month period after initial publication. The TJLP was last updated on March 31, 2003 and the annual rate was 12.00%. Perdigao Agroindustrial S.A. has a loan with International Finance Corporation - IFC, with final maturity on July 15, 2005, in the amount of R$47.4 million (R$51.5 million in 2001 and R$60.9 million in 2000). Under this loan, Perdigao Agroindustrial S.A. is subject to certain requirements established in its financing contract with the International Finance Corporation ("IFC"). These requirements include limitations on the incurrence of further indebtedness absent compliance with incurrence tests: (a) long term debt to equity ratio not in excess of 60:40 and (b) current ratio of at least 1.2 and (c) debt service coverage ratio must be not less than 1.25. Exceptionally, in the last quarter 2002 some indices were not met. However, Company management obtained a waiver of non-compliance on February 26, 2003 from IFC.

D.       EXCHANGE CONTROLS.

         There are two foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the tourism rate exchange market (the "Floating Rate Market"). Most trade and financial foreign exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends with respect to shares, are carried out in the Commercial Market. Purchases of foreign currencies in the Commercial Market may be carried out only through a financial institution in Brazil licensed to deal in foreign exchange. The Tourism Market rate generally applies to transactions to which the Commercial Market rate does not apply, like travels abroad. Since the introduction of the real, the two rates have not differed materially, although there could be substantial differences between the two rates in the future. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention. See "Exchange Rates"

         Brazilian law provides that, whenever there is a significant imbalance in Brazil's balance of payments or reasons to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, aiming at preserving Brazil's foreign currency reserves, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance, however, that the Brazilian Government may not take similar measures in the future.

         There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an Electronic Registration under the Resolution 2689. Under Resolution 2689, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution 2689 are also generally entitled to favorable tax treatment. See "Taxation -- Brazilian Tax Considerations."

         Electronic Registrations by the Brazilian Central Bank have been issued in the name of the Company with respect to the Preferred ADSs. Pursuant to the electronic registration, the Custodian will be able to convert dividends and other distributions with respect to the Preferred Shares represented by the Preferred ADSs into foreign currency and remit the proceeds outside Brazil.

E.       TAXATION

         The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of a Preferred Share and Preferred ADS, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase any of such securities. In particular, this summary deals only with holders that will hold Preferred Shares or Preferred ADSs as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address the tax treatment of a holder that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, persons that will hold Preferred Shares or Preferred ADSs in a hedging transaction or as a position in a "straddle" or "conversion transaction" for tax purposes, persons that have a "functional currency" other than the U.S. dollar, persons liable for alternative minimum tax or persons that own or are treated as owning 10% or more of the voting shares of the Company. Prospective purchasers of any of such securities should consult their own tax advisors as to the personal tax consequences of their investment which may vary for investors in different tax situations.

         The summary is based upon tax laws of Brazil and the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between

Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty; no assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders or Preferred Shares of Preferred ADSs. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADSs and any related documents will be performed in accordance with its terms.

BRAZILIAN TAX CONSIDERATIONS

         The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or Preferred ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a "non-Brazilian holder"). The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

Taxation of Dividends.

         Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the Depositary in respect of the Preferred Shares underlying the Preferred ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares, are not subject to any withholding tax in Brazil. The current tax legislation eliminated the then existing 15% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated prior to December 31, 1993 will be subject to Brazilian withholding tax of 25%.

         Dividends related to profits generated between January 1, 1994 and December 31, 1995 will be subject to Brazilian withholding tax of 15%.

Taxation of Gains.

         Gains realized outside Brazil by a non-Brazilian holder on the disposition of Preferred ADSs to another non-Brazilian holder are not subject to Brazilian tax.

         The withdrawal of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under the 2,689 Regulation. In the event the Preferred Shares are not so registered, the deposit of Preferred Shares in exchange for Preferred ADSs may be subject to Brazilian tax at the rate of 15%. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the 2,689 Regulation will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

         Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. When the Preferred Shares are registered under the 2,689 Regulation, the non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil, outside of the Sao Paulo Stock Exchange. Non-Brazilian holders are subject to withholding tax at the rate of 10% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on the Sao Paulo Stock Exchange unless such sale is made under the 2,689 Regulation.

         Gains realized arising from transactions on the Sao Paulo Stock Exchange by an investor under the 2,689 Regulation are not subject to tax (except as described below). The "gain realized" as a result of a transaction on the Sao Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on the Sao Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, both such values to be taken into account in reais. There are grounds, however, to hold that the "gain realized" should be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of Preferred ADSs and for certain non-Brazilian holders of Preferred Shares under the 2,689 Regulation will continue in the future or that such treatment will not be changed in the future.

         As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the Preferred ADSs or Preferred shares is resident of a tax haven - i.e., countries which do not impose income tax or where such tax is imposed at a rate lower than 20% - in accordance with Law No. 9,959, of January 27, 2000. In other words, gains realized by such holder on the sale or exchange in Brazil that occur in the spot market of shares traded on a Brazilian stock exchange will be taxed at a rate of 10% (increased to 20% as of January 1, 2002, in accordance with the same Law). Law 9,959 also provides that such rate of 10% on gains realized on the sale or exchange in Brazil of Preferred Shares, that occur on the Sao Paulo Stock Exchange, be increased to 20% for transactions carried out on or after January 1, 2002.

         Any exercise of preemptive rights relating to the Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary on behalf of holders of Preferred ADSs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is performed within the Sao Paulo Stock Exchange, in which the gains are exempt from withholding income tax .

         Any gain on the sale or assignment of preemptive rights relating to Preferred Shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposition of Preferred Shares. The maximum rate of such tax is currently 15%.

Interest on Net Worth.

         Distributions of interest on net worth in respect of the Preferred Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a tax haven , the income tax rate is 25%. Since 1996, such payments have been tax deductible by the Company. Since 1997, the payments have also been deductible in determining social welfare contributions and income tax by the Company as long as the payment of a distribution of interest is approved at the Company's General Meeting. The distribution of interest on shareholders' equity may be determined by the Board of Directors of the Company alone.

         No assurance can be given that the Board of Directors of the Company will not determine that future distributions of profits be made by means of interest on shareholders' equity instead of by means of dividends.

Other Brazilian Taxes.

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or Preferred ADSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Preferred Shares or Preferred ADSs.

         Pursuant to Decree 2,219 of May 2, 1997, and Ordinance no. 5 of January 21, 1999, issued by Ministry of Finance, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the Preferred Shares or Preferred ADSs and those made under the 2,689 Regulation) is subject to a transaction tax ("IOF"), although at present the rate of such tax is 0%.

         The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

         Pursuant to Law 9,311 of October 24, 1996, the Contribuicao Provisoria sobre Movimentacao Financeira (the "CPMF tax") was levied at a rate of 0.2% on all fund transfers in connection with financial transactions in Brazil. Pursuant to Law 9,539, the CPMF tax is payable until February 1999. Pursuant to Constitutional Amendment 21, of March 18, 1999, the collection of the CPMF was extended for an additional period of 36 months. This payment of the CPMF tax was required as of June 17, 1999. The CPMF tax rate was 0.38% during the first 12 months, and would be 0.30% for the remaining period. But in December 2000, Constitutional Amendment 31 increased the rate to 0.38% as of March 2001. Although the CPMF tax was set to expire on June 16, 2002, the Constitutional Amendment 37 dated June 12, 2002 established an extension of the expiration date of the CPMF tax to December 31, 2004. Notwithstanding this, such Constitutional Amendment 37 maintained the tax rate of 0.38% up to December 31, 2003 and reduced its rate to 0.08% for the period of January 1, 2004 until December 31, 2004.

         The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder remits the proceeds from the sale or assignment of Preferred Shares by means of a foreign exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in Brazilian reais. If it is necessary to perform any exchange transaction in connection with Preferred ADSs or Preferred Shares, it will bear the CPMF tax.

Registered Capital.

         The amount of an investment in Preferred Shares held by a non-Brazilian holder registered with the CVM under the 2,689 Regulation, or in ADSs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance abroad of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADS, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADS, will be equal to their purchase price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADSs, will be the U.S. dollar equivalent of (i) the average price of the Preferred Shares on the Sao Paulo Stock Exchange on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

         A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

As used below, a "U.S. holder" is a beneficial owner of a Preferred Share or Preferred ADS that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or entity treated as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia, or (iii) any other person or entity that is subject to U.S. federal income tax on a net income basis in respect of the Preferred Shares or Preferred ADSs (including a nonresident alien individual or foreign corporation whose income with respect to a Preferred Share or Preferred ADS is effectively connected with the conduct of a U.S. trade or business). The following discussion assumes that the Preferred Shares and Preferred ADSs are held as capital assets.

In general, for U.S. federal income tax purposes, a beneficial owner of an American Depository Receipt ("ADR") evidencing an ADS will be treated as the beneficial owner of the Preferred Share(s) represented by the applicable ADS.

TAXATION OF DIVIDENDS.

         In general, a distribution made with respect to a Preferred Share or Preferred ADS (which for this purpose will include distributions of interest on equity) will, to the extent made from the current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles, constitute a dividend for U.S. federal income tax purposes. If a distribution exceeds the amount of the Company's current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's tax basis in the Preferred Share or Preferred ADS on which it is paid and thereafter as capital gain. As discussed below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

         The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a Preferred Share or Preferred ADS will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. A dividend paid in Brazilian currency will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder or, in the case of a dividend received in respect of Preferred ADSs, on the date the dividend is received by the Depositary, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency will be treated as U.S. source ordinary income or loss. In the case of a U.S. holder that is not a United States person, however, the currency gain or loss will be U.S. source income only if the currency is held by a qualified business unit of the U.S. holder in the United States.

         Subject to generally applicable limitations under U.S. federal income tax law, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability, subject to generally applicable limitations. For purposes of the computation of the foreign tax credit limitation separately for specific categories of income, any dividends generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." Alternatively, a U.S. holder may elect not to claim a credit for any of its foreign taxes and deduct all of those taxes in computing taxable income.

         Recently enacted U.S. federal income tax legislation reduces the rate of U.S. federal income tax payable by noncorporate taxpayers on dividends paid by certain non-U.S. corporations to 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. The new legislation does not define "regularly tradable" or an "established securities market" for this purpose, although the legislative history indicates that a share of stock is treated as readily tradable on an established securities market if an ADR backed by the share is so tradable. Based on similar provisions in U.S. federal income tax law, the New York Stock Exchange, where Preferred ADSs trade, should qualify as an "established securities market". Even if the Preferred ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. The 60-day and 120-day periods are extended to 90 days and 180 days in the case of preferred stock. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced rates, although it is possible that individual taxpayers who receive such payments from their brokers may treat the payments as dividends to the extent the payments are reported to them as dividend income on their Forms 1099-DIV received for calendar year 2003, unless they know or have reason to know that the payments are in fact payments in lieu of dividends rather than actual dividends. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer's deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. The new reduced tax rates on dividends apply to taxable years beginning after December 31, 2002 and before January 1, 2009.

TAXATION OF CAPITAL GAINS

A deposit or withdrawal of Preferred Shares by a holder in exchange for a Preferred ADS will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. holder generally will recognize capital gain or loss upon a sale or other disposition of a Preferred Share or Preferred ADS held by the U.S. holder or the Depositary in an amount equal to the difference between the U.S. holder's adjusted basis in the Preferred Share or Preferred ADS (determined in U.S. dollars), and the U.S. dollar amount realized on the sale or other disposition. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Recently enacted U.S. federal income tax legislation reduces the maximum rate of U.S. federal income tax that noncorporate taxpayers pay on adjusted net capital gain to 15% (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. The lower rates of 8% and 18% for assets held more than five years were eliminated. The new legislation applies to taxable years ending on or after May 6, 2003 and before January 1, 2009, after which the maximum tax rate on adjusted net capital gain for noncorporate taxpayers will be 20%. Capital gain or loss, if any, realized by a U.S. holder on the sale or other disposition of a Preferred Share or Preferred ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a Preferred Share or Preferred ADS that is subject to Brazilian income tax (see "--Brazilian Tax Considerations--Taxation of Gains"), the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The same result could arise when a disposition is subject to Brazilian income tax but is not a taxable event for U.S. federal income tax purposes (for example, a deposit of a Preferred Share for a Preferred ADS that is subject to Brazilian tax).

PASSIVE FOREIGN INVESTMENT COMPANY RULES.

Based upon the nature of its current and projected income, assets and activities, the Company does not expect the Preferred Shares or Preferred ADSs to be considered shares of a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year (or, in general, a preceding taxable year in which the taxpayer owned stock in the corporation) is passive income or if at least 50% of its assets for the current year (or , in general, a preceding year in which the taxpayer owned stock in the corporation) produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties, annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether the Preferred Shares or Preferred ADSs constitute shares of a PFIC is a factual determination made annually , and therefore the Company's failure to constitute a PFIC at one time is subject to change. Subject to certain exceptions, once a U.S. holder's Preferred Shares or Preferred ADSs are treated as shares of a PFIC, they remain shares in a PFIC.

If the Company is treated as a PFIC, contrary to the discussion in "U.S. Federal Income Tax Considerations--Taxation of Dividends" and "--U.S. Federal Income Tax Considerations--Taxation of Capital Gains" above, a U.S. holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of Preferred Shares or Preferred ADSs and (ii) any "excess distribution" by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred Shares or Preferred ADSs exceed 125% of the average annual taxable distributions the U.S. holder received on the Preferred Shares or Preferred ADSs during the proceeding three taxable years or, if shorter, the U.S. holder's holding period for the Preferred Shares or Preferred ADSs). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder's holding period for the Preferred Shares or Preferred ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. holder who owns Preferred Shares or Preferred ADSs during any year the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a "qualified electing fund" in the first taxable year in which the U.S. holder owns a Preferred Share or Preferred ADS and if the Company complies with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any ordinary income inclusion, as well as any actual dividend that otherwise would qualify for the 15% maximum tax rate prescribed by recently enacted U.S. federal income tax legislation, will not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year. Any net capital gain inclusion should qualify for the new 15% rate on adjusted net capital gain. The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make that election if the Company became a PFIC. Assuming the election is available, the QEF election is made on a shareholder-by-shareholder basis and generally can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned a Preferred Share or Preferred ADS and the Company is a PFIC, the QEF election ceases to apply in any later taxable year in which the Company does not satisfy the tests to be a PFIC. If that election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the holder's PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, our stock will be marketable stock within the meaning of the Treasury regulations if its is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Information Reporting and Backup Withholding.

A U.S. holder of a Preferred Share or Preferred ADS will generally be subject to information reporting to the U.S. Internal Revenue Service ("IRS") and to "backup withholding" with respect to dividends paid on or the proceeds of a sale or other disposition of a Preferred Share or Preferred ADS or paid within the United States, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the holder's U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS. While holders that are not U.S. holders generally are exempt from backup withholding and information reporting on payments made within the United States, a holder that is not a U.S. holder may be required to comply with applicable certification procedures to establish that it is not a U.S. person in order to avoid the application of U.S. information reporting requirements and backup withholding.

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company's filings are available to the public over the internet at Perdigao's web site at http://www.perdigao.com.br/ri/eng. Such filings and other information on its website are not incorporated by reference in this Annual Report. You may request a copy of this filing, and any other report, at no cost, by writing to or telephoning us at the following address:

         Investor Relations Department
         Perdigao S.A.
         Avenida Escola Politecnica, 760
         05350-901 - Sao Paulo - SP - Brazil
         Tel.: (5511) 3718-5301
         Fax: (5511) 3718-5297
         E-mail: acoes@perdigao.com.br
                 ---------------------

I.       SUBSIDIARY INFORMATION

         See "Notes to the Consolidated Financial Statements" for a description of the Company's subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

DERIVATIVES

Grain

         The price of corn in the domestic market suffers influence of international prices as Brazil has become a net exporter of this cereal since 2001/2002. The international prices act like a support line for the domestic market in the main producer states, especially in the years that there is a surplus. Regarding the Northeast region, in some periods of the year, it is cheaper to import corn from other countries than purchasing it from other states in Brazil, like Goias. Therefore the imports act as a ceiling for domestic prices. Despite the international influence, domestic prices still present regional balance sheets, especially during the inter-harvest periods.

         The price of soybeans in Brazil is generally linked to the international market price since Brazil is the second largest exporter of soybeans in the world after the United States. The domestic price is usually cheaper due to freight and other import costs.

         The Company purchases most of its grain needs domestically. In Brazil, the market for corn and soybean future prices is very illiquid, although the Company could negotiate a commodity hedge outside Brazil (for example, in Chicago). The volume of soybean grains purchased by Perdigao is small when compared to larger soybean traders. The Company does not hedge against the prices of corn and soybeans, however it purchases part of it using forward contracts, to protect against the seasonality of future grain prices, which results from domestic crop periods, weather, international crops and inventories, warehouses, grain losses, and interest rates, among others.

U.S. Dollar Exposure

         The Company has been operating with an amount of cash investments, which is adequate in terms of working capital needs for purchasing grains and planning inventories of seasonal products as well as in terms of capital resources for the expansion projects and other investment plans. As a result, the Company has high total debt from bank loans with interest rates lower than the cash investments. However most of the bank loans are denominated in U.S. dollars (for example advances on exports, export pre-payments, IFC loan, BNDES-Exim loan from BNDES, Central Bank resolutions, import finance, etc.), which results in higher exposure of the Company's liabilities to devaluations of the Real against the U.S. dollar.

         The details of the debts are included in Annex A.

         Company's hedge policy covers not only loans denominated in U.S. dollars and not tied to export activities, which are covered 100%, but also loans tied to exports (advances on export and export pre-payments), even that export revenues denominated in U.S. dollars represents a natural hedge. The amount of U.S. dollar exposure is established by the Management in accordance with the perceived market risks through: (i) buying government securities denominated in U.S. dollars (ii) and negotiating swaps to dollars. Both instruments have strong domestic market, which allows Perdigao to cover the U.S. dollar exposure for an appropriate period of time.

         The following tables show the Company's exposure in foreign currency:

Hedge Contracts

         Bank              Date of contract        Expiration date        Notional           (a) (1)         (b) (2)
                                                                        amount - U.S.
                                                                           dollars
                                                                                                           Change in
Bank Boston                                                                             PTAX 800 plus      interbank
                         July 30, 2002          January 27, 2003          2,000,000     27.90% p.a.        CDs
                                                                                                           Change in
HSBC Bank Brasil         July 31, 2002          January 29, 2003          5,000,000     PTAX 800 plus      interbank
                                                                                        29.30% p.a.        CDs
                                                                                                           Change in
Bank Boston              August 16, 2002        February 12, 2003         1,500,000     PTAX 800 plus      interbank
                                                                                        28.80% p.a.        CDs
                                                                                                           Change in
Bank Boston              August 19, 2002        February 17, 2003         1,500,000     PTAX 800 plus      interbank
                                                                                        24.00% p.a.        CDs
                                                                                                           Change in
HSBC Bank Brasil         August 20, 2002        February 17, 2003         2,500,000     PTAX 800 plus      interbank
                                                                                        24.70% p.a.        CDs
                                                                                                           Change in
HSBC Bank Brasil         August 23, 2002        February 19, 2003         4,000,000     PTAX 800 plus      interbank
                                                                                        24.60% p.a.        CDs
                                                                                                           Change in
HSBC Bank Brasil         August 23, 2002        February 19, 2003         3,800,000     PTAX 800 plus      interbank
                                                                                        24.00% p.a.        CDs
                                                                                                           Change in
Bank Boston              June 12, 2002          June 09, 2003            10,000,000     PTAX 800 plus      interbank
                                                                                        11.00% p.a.        CDs
                                                                                                           Change in
Citibank                 June 17, 2002          June 12, 2003             4,000,000     PTAX 800 plus      interbank
                                                                                        11.10% p.a.        CDs
                                                                                                           Change in
Bank Boston              June 24, 2002          June 20, 2003             6,000,000     PTAX 800 plus      interbank
                                                                                        16.05% p.a.        CDs
                                                                                                           Change in
Bank Boston              June 25, 2002          June 20, 2003             7,000,000     PTAX 800 plus      interbank
                                                                                        13.30% p.a.        CDs
                                                                                                           Change in
Bank Boston              June 28, 2002          June 23, 2003            10,000,000     PTAX 800 plus      interbank
                                                                                        13.65% p.a.        CDs
                                                                                                           Change in


Hedge Contracts (Continued)

         Bank              Date of contract        Expiration date        Notional           (a) (1)         (b) (2)
                                                                        amount - U.S.
                                                                           dollars
Bank Boston              July 02, 2002          June 27, 2003             2,000,000     PTAX 800 plus      interbank
                                                                                        17.00% p.a.        CDs
                                                                                                           Change in
Bank Boston              July 11, 2002          July 07, 2003             4,000,000     PTAX 800 plus      interbank
                                                                                        14.45% p.a.        CDs
                                                                                                           Change in
Bank Boston              July 15, 2002          July 10, 2003            10,000,000     PTAX 800 plus      interbank
                                                                                        14.00% p.a.        CDs
                                                                                                           Change in
Bank Boston              July 15, 2002          July 10, 2003            10,000,000     PTAX 800 plus      interbank
                                                                                        14.10% p.a.        CDs
                                                                                                           Change in
Banco Itau S/A           July 15, 2002          July 10, 2003            20,000,000     PTAX 800 plus      interbank
                                                                                        14.30% p.a.        CDs
                                                                                                           Change in
Bank Boston              July 23, 2002          July 18, 2003             4,000,000     PTAX 800 plus      interbank
                                                                                        18.71% p.a.        CDs
                                                                                                           Change in
BBA Creditanstalt        June 25, 2002          July 21, 2003             2,000,000     PTAX 800 plus      interbank
                                                                                        20.00% p.a.        CDs
                                                                                                           Change in
HSBC Bank Brasil         July 02, 2002          July 28, 2003             2,000,000     PTAX 800 plus      interbank
                                                                                        28.00% p.a.        CDs
                                                                                                           Change in
HSBC Bank Brasil         September 03, 2002     August 28, 2003           3,000,000     PTAX 800 plus      interbank
                                                                                        24.10% p.a.        CDs
                                                                                                           Change in
HSBC Bank Brasil         December 23, 2002      December 18, 2003        10,000,000     PTAX 800 plus      interbank
                                                                                        20.00% p.a.        CDs
                                                                                                           Change in
Banco Votorantim         October 18, 2002       April 20, 2005           30,629,057     PTAX 800 plus      interbank
                                                                                        4.53% p.a.         CDs
         Total                                                           154,929,057

(1) Change in exchange rate to sell U.S. dollars as quoted by Central Bank of Brazil (BACEN).

(2) Brazilian CDI.

The notional amount under each contract is multiplied by the indices noted in
(a) and (b) above. If the amount calculated using (a) is greater than the amount calculated for (b), the banks must pay the differences to the Company. If (b) exceeds (a), the Company must pay the differences to the banks.

The Company records unrealized income and loss on the date of each balance sheet and income and loss recorded in the applicable period; the Company recorded income of R$3,223 in 2000, R$11,298 in 2001 and R$109,598 in 2002.

On the swap contracts settled each year the Company recorded losses of R$6,633 in 2000 and income of R$18,335 in 2001 and R$19,374 in 2002. Foreign currency-denominated liabilities were higher than foreign currency-denominated assets in the amount of R$713,363 on December 31, 2002. The Company loans in foreign currency in 2003 and 2004 amount to approximately R$575,693. Other long-term liabilities are exposed to the risk of exchange variation, but the Company believes that the value of exports, based on stable foreign currencies will be sufficient to pay these liabilities on their maturity dates.

Market value of financial assets and liabilities do not significantly differ from their corresponding book values, to the extent that they have been agreed upon and recorded at rates and under the conditions practiced in the market for operations of similar nature, risk and term. Regarding swap contracts, market value was assessed based on the projection of rates up to contracts maturity dates and discounted at the CDI rates calculated on the balance sheet closing date for transactions with similar terms.

The policy adopted for financial transactions is defined by the Executive Board based on the establishment of strategies and exposure limits previously submitted to the Board of Directors.

As of December 31, 2001 and 2002, the Company had the following assets and liabilities denominated in or indexed to foreign currencies:

                                                       December 31,
                                                    ------------------
                                                    2002         2001
                                                    -------     ------
Monetary assets:
         U.S. dollar-                              510,076      517,062
         Euro                                       97,815            -
         Others                                        583            -
                                                   608,474      517,062
                                                 =========      =======
Monetary liabilities:
         U.S. dollar                             1,235,699      630,462
Euro                                                64,466            -
         German mark                                     -        4,002
         Swiss franc                                 3,019        2,843
         Other                                      18,653       14,988
                                1,321,837 652,295
                                                 =========      =======
Net monetary liability position in
         foreign currencies                        713,363      135,233
                                                 =========      =======


Principal Transactions in Foreign Currencies

The Company's principal transactions denominated in foreign currencies, expressed in Brazilian reais, were as follows:

                                            December 31,
                                      -----------------------
                                         2002          2001

Sales                                 1,205,948     1,034,845
                                      =========     =========
Purchases:
         Fixed assets                    13,928        14,989
         Raw materials and others        94,933        76,944
                                      ---------     ---------
                                        108,861        91,933
                                      =========     =========
Interest income (expense), net           13,170          (509)
                                      =========     =========

Exchange Rates

As of December 31, 2001 and 2002, the exchange rates for the Brazilian real with respect to the foreign currencies indicated above were as follows:

                                   December 31,
                             -----------------------
                               2002            2001
                             -------          ------
U.S. dollar                   3.5333          2.3204
Euro                          3.7093            -
German mark                     -             1.0551
Swiss franc                   2.5472          1.3912


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

         Furthermore, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. Please see Exhibit 12.01 and 12.02 for the certifications required by this Item.

ITEM 16. [RESERVED]

ITEM 17. FINANCIAL STATEMENTS

         Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

         The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

FINANCIAL STATEMENTS.

Independent Auditors' Report................................................F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001................F-3

Consolidated Statements of Income for the years
ended December 31, 2002 and 2001 ...........................................F-5

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2002 and 2001......F-6

Consolidated Statements of Changes in Financial Position for the years ended
December 31, 2002 and 2001 ................................................ F-9

Notes to Consolidated Financial Statements.................................F-11

Annex A Net Debt Composition...................................................

1.01 By-laws of the Company (in English translation) as
currently in effect............................................................

12.01.   Certification of the Chief Executive Officer under Item 15

12.02    Certification of the Chief Financial Officer under Item 15

13.01.   Certification pursuant to 18 U.S.C. Section 1350.

13.02.   Certification pursuant to 18 U.S.C. Section 1350.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                  PERDIGAO S.A.

Date: June 30, 2003

                               By: /s/ Wang Wei Chang
                                   --------------------------------------------
                                   Name:  Wang Wei Chang
                                   Title: Chief Financial Officer



                               By: /s/ Nildemar Secches
                                   --------------------------------------------
                                   Name:  Nildemar Secches
                                   Title:  Chief Executive Officer

ANNEX A

PERDIGAO S/A


NET DEBT PROFILE (CONSOLIDATED)     POSITION ON 12/31/2002    IN MILLIONS OF US$



                                                                  BALANCE ON 12/31/2002                         MATURITY
                                                                                                          (In millions of US$)
                CREDIT                           PURPOSE                SHORT       LONG
                 LINE                                                    TERM       TERM        2004     2005      2006      2007
1) DEBT IN FOREIGN CURRENCY
PRE PAYMENT                                  WORKING CAPITAL          115,747     65,000      55,000   10,000         -         -
IMPORT FINANCE (US$)                           INVESTMENTS                226        224         224        -         -         -
IMPORT FINANCE (French Franc.)                 INVESTMENTS                621        233         233        -         -         -
POC/FINEM (BNDES Monetary Unit)                INVESTMENTS              1,062      4,137       1.013    1,013     1,013     1,013
I.F.C.                                       WORKING CAPITAL            4,672      8,750       4,375    4,375         -         -
RESOLUTION-2770                              WORKING CAPITAL            7,171          0           -        -         -         -
EXIM - BNDES                                 WORKING CAPITAL            8,021          0           -        -         -         -
ACC/Advances on exports - US$                WORKING CAPITAL          137,743        799         799        -         -         -
HEDGE OPERATION (*) US$                       HEDGE RESULTS          (21,786)    (3,582)     (2,518)  (1,064)         -         -
          SUBTOTAL                                                    253,476     75,561      59,127   14,324     1,013     1,013
2) DEBT IN LOCAL CURRENCY
COSTING                                      WORKING CAPITAL           22,392          0           -        -         -         -
EGF-Federal Foreign Loan                     WORKING CAPITAL           27,910          0           -        -         -         -
EGF (T.R.)                                   WORKING CAPITAL            8,710          0           -        -         -         -
F.C.O.-Mid-West Loan                         WORKING CAPITAL              586      5,763         793      793       793       793
EXIM - BNDES (TJLP)                          WORKING CAPITAL           25,416          0           -        -         -         -
FINAME (Government Agency)                     INVESTMENTS                203        111         100       11         -         -
POC/FINAME (BNDES)                             INVESTMENTS             15,098     40,265      13,143   10,641     7,122     6,106
DEBENTURES (BNDES)                             INVESTMENTS              3,530     18,278       3,935    3,935     3,935     3,935
FISCAL INCENTIVES (Prodec)                   WORKING CAPITAL                0     10,426           -        -         -         -
HEDGE OPERATION (**) TJLP                     HEDGE RESULTS              (93)          0           -        -         -         -
          SUBTOTAL                                                    103,752      74842      17,971   15,379    11,850    10,834
GROSS DEBT                                                            357,228    150,404      77,098   29,703    12,863    11,847
3) INVESTMENTS
INVESTMENTS IN FUNDS (R$)                   Fixed Rate Funds         (58,890)          0           -        -         -         -
INVESTMENTS IN CDI (R$)                            CDI               (38,757)          0           -        -         -         -
INVESTMENTS IN TJLP (R$)                      TJLP+INTEREST           (7,523)          0           -        -         -         -
INVESTMENTS IN NTN-D(US$)                National Treasury Notes      (6,297)    (5,737)     (5,737)        -         -         -
INVESTMENTS IN NBC-E (US$)               National Treasury Notes     (99,486)    (5,349)     (5,349)        -         -         -
INVESTMENTS ABROAD (US$)                       Notes br-04              (190)    (2,253)     (2,253)        -         -         -
INVESTMENTS ABROAD (US$)                       Over Night            (30,358)          0           -        -         -         -
TOTAL INVESTMENTS                                                   (241,501)   (13,339)    (13,339)        -         -         -
NET DEBT                                                              115,727    137,065      63,760   29,703    12,863    11,847
                                                                  ST+LT MUSS=    252,792

ANNEX A (Continued)

PERDIGAO S/A


NET DEBT PROFILE (CONSOLIDATED)     POSITION ON 12/31/2002    IN MILLIONS OF US$

                                                       MATURITY
                                                 (In millions of US$)

                CREDIT                                                   After
                 LINE                     2008    2009    2010    2011    2011
1) DEBT IN FOREIGN CURRENCY
PRE PAYMENT                                  -       -       -       -       -
IMPORT FINANCE (US$)                         -       -       -       -       -
IMPORT FINANCE (French Franc.)               -       -       -       -       -
POC/FINEM (BNDES Monetary Unit)             84       -       -       -       -
I.F.C.                                       -       -       -       -       -
RESOLUTION-2770                              -       -       -       -       -
EXIM - BNDES                                 -       -       -       -       -
ACC/Advances on exports - US$                -       -       -       -       -
HEDGE OPERATION (*) US$                      -       -       -       -       -
          SUBTOTAL                          84       0       0       0       0
2) DEBT IN LOCAL CURRENCY
COSTING                                      -       -       -       -       -
EGF-Federal Foreign Loan                     -       -       -       -       -
EGF (T.R.)                                   -       -       -       -       -
F.C.O.-Mid-West Loan                       793     793     719     286       -
EXIM - BNDES (TJLP)                          -       -       -       -       -
FINAME (Government Agency)                   -       -       -       -       -
POC/FINAME (BNDES)                       1,408   1,165     680       -       -
DEBENTURES (BNDES)                       1,016   1,016     507       -       -
FISCAL INCENTIVES (Prodec)                  14     102     329     601   9,380
HEDGE OPERATION (**) TJLP                    -       -       -       -       -
          SUBTOTAL                       3,230   3,076   2,235     887   9,380
GROSS DEBT                               3,314   3,076   2,235     887   9,380
3) INVESTMENTS
INVESTMENTS IN FUNDS (R$)                    -       -       -       -       -
INVESTMENTS IN CDI (R$)                      -       -       -       -       -
INVESTMENTS IN TJLP (R$)                     -       -       -       -       -
INVESTMENTS IN NTN-D(US$)                    -       -       -       -       -
INVESTMENTS IN NBC-E (US$)                   -       -       -       -       -
INVESTMENTS ABROAD (US$)                     -       -       -       -       -
INVESTMENTS ABROAD (US$)                     -       -       -       -       -
TOTAL INVESTMENTS                            -       -       -       -       -
NET DEBT                                 3,314   3,076   2,235     887   9,380

(*) Currency Hedge of MUSS 164,225. The Company pays 100% of CDI and receives Exchange variation + 14.55% per year.

(**) The Company has hedge operation for TJLP debt of MR$ 33,348. The Company pays 100% of CDI and receives TJLP + 10.73% per year

                                   CONSOLIDATED FINANCIAL STATEMENTS

                                   PERDIGAO S.A. AND SUBSIDIARIES


                                   YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                   WITH REPORT OF INDEPENDENT AUDITORS

                         PERDIGAO S.A. AND SUBSIDIARIES



                        CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001 and 2000



                                    CONTENTS



Report of Independent Auditors...............................................1

Audited Consolidated Financial Statements

Consolidated Balance Sheets..................................................3
Consolidated Statements of Income............................................5
Consolidated Statements of Changes in Shareholders' Equity...................6
Consolidated Statements of Changes in Financial Position.....................7
Notes to Consolidated Financial Statements...................................8

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
PERDIGAO S.A.

We have audited the accompanying consolidated balance sheet of PERDIGAO S.A. AND ITS SUBSIDIARIES ("the Company") as of December 31, 2002 and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PERDIGAO S.A. AND ITS SUBSIDIARIES at December 31, 2002, and the consolidated results of their operations changes in financial position for the year then ended, in conformity with accounting principles adopted in Brazil.

Accounting principles adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated net income for the year ended December 31, 2002 and consolidated shareholders' equity at December 31, 2002 to the extent summarized in Note 22 to the consolidated financial statements.


                           Sao Paulo, January 24, 2003


                                  ERNST & YOUNG
                          Auditores Independentes S.C.
                                CRC 2SP015199/O-6

                              Luiz Carlos Passetti
                                   Accountant

INDEPENDENT AUDITORS' REPORT

SAO PAULO - SP        To the Board of Directors and Stockholders of
                      Perdigao S.A.

                      1. We have audited the accompanying consolidated balance sheet of Perdigao S.A. (a Brazilian corporation) and subsidiaries (the "Group") as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and changes in financial position for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2001, and the results of its operations, changes in stockholders' equity and changes in its financial position for the years ended December 31, 2001 and 2000 in conformity with accounting practices adopted in Brazil.

4. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the results of the Group's operations for each of the years ended December 31, 2001 and 2000 and the determination of the Group's stockholders' equity as of December 31, 2001, to the extent summarized in Note 22 to the consolidated financial statements.


June 27, 2002

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu Auditores Independentes
Sao Paulo, SP -  Brazil

                         PERDIGAO S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002 and 2001
                             (In thousands of reais)



                                                   2002              2001
                                             ----------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                       503,704          277,173
   Short-term investments                          400,544          125,803
   Trade accounts receivable                       197,520          256,308
   Inventories                                     594,228          318,675
   Recoverable taxes                                99,868           45,301
   Deferred income tax assets                       24,170            1,029
   Prepaid expenses                                 18,605            5,094
   Other assets                                     23,713           13,672
                                             ----------------------------------
                                                 1,862,352        1,043,055

Noncurrent assets:
   Fixed income securities                          47,129          328,249
   Recoverable taxes                                 7,305            4,755
   Deferred income tax assets                       36,295           35,314
   Notes receivable                                 20,543           18,012
   Judicial deposits                                13,352            7,993
   Other assets                                     11,111            9,268
                                             ----------------------------------
                                                   135,735          403,591

Permanent assets:
   Investments                                         442              483
   Property, plant and equipment                   934,097          903,640
   Deferred charges                                 74,608           73,325
                                             ----------------------------------
                                                  1,009,14           977,448
                                             ----------------------------------
Total assets                                     3,007,234         2,424,094
                                             ==================================

                                                        2002              2001
                                                   -----------------------------
LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
   Bank loans, financing and debentures               1,262,192         696,639
   Trade accounts payable                               278,607         151,292
   Payroll and related charges                           49,119          48,756
   Taxes payable                                         24,837          34,840
   Dividends and interest on shareholders' equity           115          35,177
   Management and employees profit sharing                  693          13,648
   Ocean freight payable                                 13,042          14,394
   Other liabilities                                     38,557          19,267
                                                   -----------------------------
                                                      1,667,162       1,014,013

Noncurrent liabilities:
   Bank loans, financing and debentures                 531,421         598,771
   Social and tax obligations                             3,479          20,721
   Deferred tax liabilities                               7,502           8,210
   Provisions for contingencies                         122,030         109,571
                                                   -----------------------------
                                                        664,432         737,273

Shareholders' equity:
   Paid-in capital                                      490,000         415,433
   Capital reserves                                           -             142
   Income reserves                                      191,919         257,233
   Accumulated deficit                                   (6,279)            -
                                                   -----------------------------
                                                        675,640         672,808

                                                   -----------------------------
Total liabilities and shareholders' equity            3,007,234       2,424,094
                                                   =============================


See accompanying notes.

                         PERDIGAO S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2002, 2001 and 2000
                 (In thousands of reais, except per share data)

                                                                2002             2001              2000
                                                          -----------------------------------------------------
Gross revenues:
   Domestic sales                                             2,135,761        1,754,564        1,554,022
   Exports                                                    1,205,948        1,034,845          512,384
                                                          -----------------------------------------------------
                                                              3,341,709        2,789,409         2,066,406
Sales deductions                                               (424,330)        (355,706)         (302,753)
                                                          -----------------------------------------------------
Net operating revenues                                        2,917,379        2,433,703         1,763,653

Cost of goods sold                                           (2,103,944)      (1,633,483)       (1,336,000)
                                                          -----------------------------------------------------
Gross profit                                                    813,435          800,220           427,653

Operating income (expenses):
   Selling expenses                                            (554,449)        (400,907)         (284,058)
   General and administrative expenses                          (39,295)         (35,108)         (31,363)
   Management compensation                                       (5,478)          (5,166)          (4,718)
   Financial expenses, net                                     (219,207)        (120,752)         (64,229)
   Equity pickup                                                  9,784            7,266            8,449
   Other operating expenses                                      (2,243)          (2,503)            (277)
                                                          -----------------------------------------------------
                                                               (810,888)        (557,170)         (376,196)

                                                          -----------------------------------------------------
Operating income                                                  2,547          243,050            51,457

Nonoperating result                                                (223)          (3,987)            1,305

                                                          -----------------------------------------------------
Income before taxes and profit sharing                            2,324          239,063            52,762

Income and social contribution taxes benefit (expense)             6,601         (57,168)           (6,580)
Employees' profit sharing                                           (693)        (10,838)                -
Management profit sharing                                              -          (2,810)             (850)

                                                          -----------------------------------------------------
Income before minority interest                                    8,232         168,247            45,332

Minority interest                                                      -               -               57

                                                          -----------------------------------------------------
Net income for the year                                            8,232         168,247            45,389
                                                          =====================================================

Net earnings per outstanding share at end of year-in reais        0.1850          3.7801            1.0198
                                                          =====================================================


See accompanying notes.

                         PERDIGAO S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2002, 2001 and 2000
                             (In thousands of reais)


                                                                                                          Retained
                                                                                                          earnings
                                                               Paid-in        Capital       Income     (Accumulated
                                                               capital        reserve       Reserve       deficit)        Total
                                                           -------------------------------------------------------------------------
Balance at December 31, 1999                                   415,433         18           108,212             -         523,663
Tax incentives                                                       -         21                 -             -              21
Net income for 2000                                                  -          -                 -        45,389          45,389
Appropriation of net income:
   Legal reserve                                                     -          -             2,269        (2,269)              -
   Reserve for capital increase                                      -          -             9,077        (9,077)              -
   Reserve for expansion                                             -          -            19,901       (19,901)              -
   Interest on shareholders' equity - R$ 0.3177 per
      outstanding share at 12/31/00 (credited on
       /23/00, 7/5/00 and 12/6/00)                                   -          -                 -       (14,142)         (14,142)
                                                           -------------------------------------------------------------------------
Balance at December 31, 2000                                   415,433         39           139,459             -          554,931
Tax incentives                                                       -        103                 -             -              103
Net income for 2001                                                  -          -                 -       168,247          168,247
Appropriation of net income:
   Legal reserve                                                     -          -             8,413        (8,413)               -
   Reserve for capital increase                                      -          -            33,650       (33,650)               -
   Reserve for expansion                                             -          -            75,711       (75,711)               -
   Dividends and interest on shareholders' equity - R$
     1.1340 per outstanding share at 12/31/01
     (credits on 6/8/01, 09/3/01,
      12/5/01 and 12/31/01).                                         -          -                 -       (50,473)         (50,473)
                                                           -------------------------------------------------------------------------
Balance at December 31, 2001                                   415,433        142           257,233             -          672,808
Capital increase with reserves                                  74,567       (142)          (74,425)            -                -
Net income for 2002                                                  -          -                 -         8,232            8,232
Appropriation of net income:
   Legal reserve                                                     -          -               726          (726)               -
   Reserve for capital increase                                      -          -             2,902        (2,902)               -
   Reserve for expansion                                             -          -             5,483        (5,483)               -
   Interest on shareholders' equity - R$ 0.1213 per
      outstanding share at 12/31/02 (credited on 8/30/02             -          -                 -        (5,400)          (5,400)
                                                           -------------------------------------------------------------------------
Balance at December 31, 2002                                   490,000          -           191,919        (6,279)         675,640
                                                           =========================================================================

See accompanying notes.

                         PERDIGAO S.A. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                  Years ended December 31, 2002, 2001 and 2000
                             (In thousands of reais)


                                                                    2002            2001            2000
                                                              -------------------------------------------------
SOURCES OF WORKING CAPITAL
From operations (see below)                                        158,071         278,377         100,850
From third parties:
   Proceeds from long-term loans                                   390,097         298,647         396,506
   Transfer from noncurrent to current assets                      404,747          22,177         342,388
   Disposals and transfers of permanent assets                       6,952           9,858          14,870
   Long-term taxes                                                       -               -          17,932
   Other                                                             1,391           4,295          14,794
                                                              -------------------------------------------------
Total sources                                                      961,258         613,354         887,340

APPLICATIONS OF WORKING CAPITAL
Dividends and interest on shareholders' equity                       5,400          50,473          14,142
Additions to investments                                               311          28,285          20,954
Additions to property, plant and equipment                         106,523         118,578         156,357
Additions to deferred charges                                       12,787          15,453          20,217
Transfer from noncurrent to current liabilities                    630,875         340,644         348,954
Investments in fixed income securities                              14,713         295,326          66,026
Other                                                               24,501           9,716          18,332
                                                              -------------------------------------------------
Total applications                                                 795,110         858,475         644,982

                                                              -------------------------------------------------
Increase (decrease) in working capital                             166,148        (245,121)        242,358
                                                              =================================================

Changes in working capital:
At beginning of year                                                29,042         274,163          31,805
At end of year                                                     195,190          29,042         274,163
                                                              -------------------------------------------------
Increase (decrease) in working capital                             166,148        (245,121)        242,358
                                                              =================================================

Funds provided by operations, represented by:
   Net income for the year                                           8,232         168,247          45,389
   Minority interest                                                     -              -              (57)
   Depreciation, amortization and depletion                         81,511          64,966          53,255
   Deferred taxes                                                   (4,053)         (7,682)         (9,854)
   Provision for contingencies                                      (4,976)            361          11,673
   Net financial charges on long-term items                         87,869          55,842          12,712
   Equity pickup from subsidiaries                                  (9,784)         (7,266)         (8,449)
   Result from disposal and write-offs of permanent assets            (574)          3,547          (4,594)
   Other                                                              (154)            362            775
                                                              -------------------------------------------------
                                                                   158,071         278,377        100,850
                                                              =================================================


See accompanying notes.

                         PERDIGAO S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)

1.   OPERATIONS

     Perdigao S.A. ("the Company") is a holding company that conducts operations through its subsidiaries as described as follows, that support the production, the sales operations and provide assistance to customers. The international competitiveness program initiated by the company in 2000 continues to be implemented with the object of strengthening the Company's presence in the International markets.

     Investments in Subsidiaries:

                                                                 PARTICIPATION IN CAPITAL - %
                                                               2002                       2001
                                                        DIRECT      INDIRECT       DIRECT      INDIRECT
     Perdigao Agroindustrial S.A.                       100.0              -       100.0            -
     Perdigao Export Ltd.                               100.0              -       100.0            -
     Perdigao Overseas S.A.                             100.0              -       100.0            -
     Perdigao UK Ltd.                                   100.0              -           -            -
     Perdigao Holland B.V.                              100.0              -           -            -
     PDA Distribuidora de Alimentos Ltda.             b   1.0           99.0         1.0         99.0
     Highline International Ltd.                            -          100.0           -        100.0
     BFF Trading S.A.                                       -          100.0           -         50.0
     BFF International Ltd.                                 -          100.0           -            -


     On October 28, 2002, Perdigao S.A. and Sadia S.A. terminated the partnership constituted on August 29, 2001 in companies BRF Trading S.A. and BRF International Ltd. These companies became wholly-owned subsidiaries of Perdigao Agroindustrial S.A. and Perdigao Overseas S.A. under the new names of BFF Trading S.A. and BFF International Ltd., respectively. The amount of acquisition totaled R$ 311, which corresponds to 50% of respective net equities.


2.   BASIS OF PRESENTATION AND PREPARATION OF THE FINANCIAL STATEMENTS

     2.1. Presentation of Financial Statements and Requirements of accounting principles adopted in Brazil

     Up to December 31, 1995, publicly-traded companies were required to prepare financial statements pursuant to two methods: (i) the corporation law method, which was valid for legal purposes; and (ii) the constant purchasing power currency method, to present supplementary price-level adjusted financial statements, pursuant to the standards prescribed by the CVM (Brazilian Securities Commission).

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


2.   BASIS OF PRESENTATION AND PREPARATION OF THE FINANCIAL STATEMENTS
     (continued)

     2.1. Presentation of Financial Statements and Requirements of accounting principles adopted in Brazil (continued)

     On December 26, 1995, the Brazilian Government enacted Law No. 9,249, which, among several changes in the tax and corporate legislation, eliminated the recording of the effects of inflation as from January 1, 1996, for tax and financial reporting purposes.

     On March 19, 1996, the CVM issued Instruction No. 248 stating that quarterly and annual financial statements be prepared in accordance with the corporation law method (which no longer accounts for the effects of inflation). However, companies were allowed to present supplementary price-level adjusted financial information, following the standards previously adopted. If a company elects to present the price level adjusted financial statements for use outside Brazil, such statements must also be issued in Brazil.

     Effective January 1, 1998, according to SFAS 52, and also international accounting standards, the Brazilian economy ceased to be considered "highly inflationary", which for the purposes of that statement, is an economy that has cumulative inflation of approximately 100 percent or more over a three-year period. Based on that, the Company's financial statements do not contain additional price-level adjusted financial information as from that date.

     While the US and international accounting standards allowed the discontinuation of price-level accounting as from January 1, 1998, the accounting principles adopted in Brazil ("Brazilian GAAP"), as established by the Brazilian Accountancy Board ("Conselho Federal de Contabilidade - CFC"), continued requiring it. As a result and already mentioned above, Brazilian companies had the option to present supplementary price-level adjusted financial information.

     For Brazilian official reporting purposes, up to December 31, 2000 the Company elected to prepare its financial statements under both the Corporation Law and constant purchasing power currency methods and in prior years, financial information included in the annual financial statements were prepared in constant purchasing power currency method.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)

2. BASIS OF PRESENTATION AND PREPARATION OF THE FINANCIAL STATEMENTS continued)

    2.1. Presentation of Financial Statements and Requirements of accounting principles adopted in Brazil (continued)

         On March 22, 2001, CFC issued Resolution No 900/01, changing the Brazilian GAAP to require the price-level accounting only if the cumulative inflation rate for the three-year period ended at the balance sheet date reached 100 percent or more.

         Based on that and mainly considering that Brazilian companies have received informal permission from the Securities Exchange and Commission - SEC to file their financial statements in accordance with the Brazilian corporation law, also in accordance with Brazilian GAAP, the Company has changed the basis of presentation of its consolidated financial statements from the constant purchasing power currency method, as presented in previous years, to the accounting principles generally accepted in Brazil.

         The accompanying financial statements are translated and adapted from the original ones issued in Brazil, under Brazilian GAAP. Some reclassifications and changes in wording were made and these Notes were expanded to approximate the practices prevailing in the accounting principles generally accepted in the United States of America ("US GAAP").

    2.2. Reclassification to the financial statements for the year ended December 31, 2001

         Some reclassifications have been made to prior years amounts in order to provide a better presentation and comparison with current year financial statements as follows:

                                                                                               2001
                                                                ---------------------------------------------
                                                                   CURRENT AMOUNT       AMOUNT ORIGINALLY
                                                                                            DISCLOSED
                                                                ---------------------- ----------------------
           CASH AND CASH EQUIVALENTS                                         277,173                 11,757
           Reclassified from short-term investments
           SHORT-TERM INVESTMENTS
            Reclassified to cash and cash equivalents                        125,803                391,219
           PREPAID EXPENSES
           Reclassified from other assets                                      5,094                      -
           OTHER ASSETS
           Reclassified to prepaid expenses                                   13,672                 18,766
           OCEAN FREIGHT PAYABLE
           Reclassified from other liabilities                                14,394                      -
           OTHER LIABILITIES
           Reclassified to ocean freight payable                              19,267                 33,661


                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


3.  SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

    The Company's accounting practices comply with Brazilian GAAP, which differ in certain respects from U.S. GAAP. Also, additional information has been included in the financial statements to comply with the regulations of SEC for foreign registrants. See Note 22 for further discussion on the differences and the reconciliation of shareholders' equity and net income under both sets of principles.

    3.1. Consolidated Financial Statements

         The consolidated financial statements were prepared based on the individual financial statements of the Company and its subsidiaries indicated in Note 1; all significant intercompany transactions and balances were eliminated.

         The accompanying consolidated financial statements are presented based on accounting principles adopted in Brazil, and in accordance with supplementary standards established by the CVM (Brazilian Securities Commission).

    3.2. Accounting Practices

         (a) Cash and cash equivalents--Is considered to be all highly liquid temporary cash investments, with maturities less than ninety days when purchased. The amounts are stated at cost plus interest earned to the balance sheet date.

         (b) Short-term investments--Stated at cost plus interest accrued to the balance sheet date, with original maturity less than twelve months (Note 4).

         (c) Trade accounts receivable--Stated net of the allowance for doubtful accounts, which was determined based on an analysis of the realization risks and in an amount considered sufficient by management to cover possible losses on receivables (Note 6).

         (d) Receivables and liabilities--Assets and liabilities denominated in foreign currency are translated into Brazilian reais based on the exchange rate in effect on the balance sheet date. Assets and liabilities denominated in Brazilian reais and indexed under contracts are restated applying the respective indices. Monetary variations are recognized totally in income.

         (e) Inventories--Stated at acquisition or formation average cost, not in excess of market or net realizable value (Note 7).

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


3.  SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES   (continued)

    3.2. Accounting Practices  (continued)

         (f) Property, plant and equipment--Stated at acquisition or construction cost. Depreciation is determined under the straight-line method, based on the rates set forth in Note 9 (depletion based on utilization), and charged to production costs or directly against income. Interest incurred on new manufacturing facilities was allocated to the cost of construction.

         (g) Deferred charges--Stated at acquisition cost, charged to production costs or directly against income, and amortized based on the rates set forth in Note 10.

         (h) Income (IRPJ) and social contribution (CSLL) taxes--Computed based on taxable income in accordance with the legislation and tax rates in effect, which for IRPJ is 15% plus a surtax of 10% on annual income in excess to the established limit, and 9% for CSLL. The composite statutory rate is 34%. Deferred IRPJ and CSLL taxes were computed based on their respective tax rates in force and recorded in current and noncurrent assets and liabilities, as a result of temporary differences taken into consideration when computing the taxes (Note 12). The Company made analysis reflecting these recoverable taxes by means of future taxable operations.

         (i) Provisions for contingencies--Determined based on an analysis of pending litigation taking into consideration risks and estimates, recognized in an amount considered sufficient by management and its legal advisors to cover probable losses (Note 13).

         (j) Revaluation reserve--Stated based on disposal and depreciation of the related property, plant and equipment items. Amortization is recognized against retained income.

         (k) Earnings per share--Calculated based on shares outstanding on the balance sheet date. Thousands of shares are presented since the shares were traded in thousand-share lots through June 20, 2000. The Extraordinary Stockholders' Meeting at this date approved a reverse split of 5,000 shares for 1 share, without change in the capital stock.

         (l) Employee vacations and other benefits--Vacations and other employee benefits are charged to results on the accrual basis.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


3.  SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES   (continued)

         3.2. Accounting Practices (continued)

         (m) Management profit sharing--Management is entitled to a share of each year's profits based on certain goals being met. The amount is accrued in the year in which it was earned.

         (n) Revenue recognition--The Company recognizes revenues when it delivers its products in the domestic market, when its products are shipped for export and/or when the property of goods is transferred to the customers.

         (o) Use of estimates--In preparing financial statements in accordance with accounting principles adopted in Brazil, Company management is required to make certain assumptions and estimates with respect to the recording of certain assets, liabilities and transactions. Actual results in the future may differ from the estimates included in these financial statements.

4.  SHORT-TERM INVESTMENTS

                                                                              DECEMBER 31,
                                                                 ---------------------------------------
                                                                        2002                2001
                                                                 ------------------- -------------------
Local currency:
   Linked to TJLP (long-term interest rate)                           26,582            45,761
   Brazilian Treasury Bills (LTN)                                          -            45,702
                                                                 ------------------- -------------------
                                                                      26,582            91,463
Foreign currency:
   Central Bank Notes (NBC-E)                                        370,413           334,474
   Brazilian Treasury Notes (NTN)                                     42,519            27,992
   Other                                                               8,159               123
                                                                 ------------------- -------------------
                                                                     421,091            362,589
                                                                 ------------------- -------------------
                                                                     447,673            454,052
                                                                 =================== ===================

Current                                                              400,544            125,803
Noncurrent                                                            47,129            328,249

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


4.  SHORT-TERM INVESTMENTS   (continued)

    Linked to TJLP (long-term interest rate): investments with yield based on long-term interest rate plus 5.52% per year in 2002, 2001 e 2000.

    Brazilian Treasury Bills: investments with yield based on interest rate of 16.11% per year in 2002, 2001 e 2000.

    Central Bank Notes: investments with yield based on the exchange rate variation between Brazilian real and U.S. dollar plus annual interest ranging from 8.40% to 14.30% per year in 2002 (from 7.50% to 13.21% in 2001 and from 12.25% to 14.90% in 2000).

    Brazilian Treasury Notes (NTN): investments with yield based on the exchange rate variation between Brazilian real and U.S. dollar plus annul interest ranging from 9.49% to 10.10% per year in 2002 e 2001 (from 12.80% to 13.15%
    in 2000).

    The Company has investments in foreign currency in the amount of R$ 528,826 at December 31, 2002 to offset the risk of devaluation related to its foreign currency denominated debt, which totaled R$ 1,162,587 at December 31, 2002 (see also Note 5). The maturity dates of these investments range from January 2003 to December 2004; however, they are readily marketable. The Company has the intent to maintain these investments until their maturity dates.

5.  DERIVATIVES AND FOREIGN CURRENCY POSITION

    A portion of the Company's debts is denominated in U.S. dollars or other foreign currencies.

    In order to mitigate the risk that the Company's available cash is not sufficient to pay its dollar liabilities in the event of devaluation in excess of the percentages experienced for the past several years, the Company has entered into swap contracts with various banks. The contracts outstanding at December 31, 2002 e 2001 are summarized as follows:

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)

5.  DERIVATIVES AND FOREIGN CURRENCY POSITION (continued)

                                                                        NOTIONAL AMOUNT
                                                                         - IN U.S.
           BANK            DATE OF CONTRACT         MATURITY               DOLLARS             (a)(1)               (b)(2)
   --------------------- --------------------- ---------------------- --------------- -------------------------- -----------------
   BankBoston            July 30, 2002         January 27, 2003           2,000,000   PTAX 800 plus              CDI variation
                                                                                         27.90% p.a.
   HSBC Bank             July 31, 2002         January 29, 2003           5,000,000   PTAX 800 plus              CDI variation
      Brasil                                                                             29.30% p.a.
   BankBoston            August 16, 2002       February 12, 2003          1,500,000   PTAX 800 plus              CDI variation
                                                                                         28.80% p.a.
   BankBoston            August 19, 2002       February 17, 2003          1,500,000   PTAX 800 plus              CDI variation
                                                                                         24.00% p.a.
   HSBC Bank             August 20, 2002       February 17, 2003          2,500,000   PTAX 800 plus              CDI variation
      Brasil                                                                             24.70% p.a.
   HSBC Bank             August 23, 2002       February 19, 2003          4,000,000   PTAX 800 plus              CDI variation
      Brasil                                                                             24.60% p.a.
   HSBC Bank             August 23, 2002       February 19, 2003          3,800,000   PTAX 800 plus              CDI variation
      Brasil                                                                             24.00% p.a.
   BankBoston            June 12, 2002         June 9, 2003              10,000,000   PTAX 800 plus              CDI variation
                                                                                         11.00% p.a.
   Citibank              June 17, 2002         June 12, 2003              4,000,000   PTAX 800 plus              CDI variation
                                                                                         11.10% p.a.
   BankBoston            June 24, 2002         June 20, 2003              6,000,000   PTAX 800 plus              CDI variation
                                                                                         16.05% p.a.
   BankBoston            June 25, 2002         June 20, 2003              7,000,000   PTAX 800 plus              CDI variation
                                                                                         13.30% p.a.
   BankBoston            June 28, 2002         June 23, 2003             10,000,000   PTAX 800 plus              CDI variation
                                                                                         13.65% p.a.
   BankBoston            July 2, 2002          June 27, 2003              2,000,000   PTAX 800 plus              CDI variation
                                                                                         17.00% p.a.
   BankBoston            July 11, 2002         July 7, 2003               4,000,000   PTAX 800 plus              CDI variation
                                                                                         14.45% p.a.
   BankBoston            July 15, 2002         July 10, 2003             10,000,000   PTAX 800 plus              CDI variation
                                                                                         14,00% p.a.
   BankBoston            July 15, 2002         July 10, 2003             10,000,000   PTAX 800 plus              CDI variation
                                                                                         14.10% p.a.
   Banco Itau S.A.       July 15, 2002         July 10, 2003             20,000,000   PTAX 800 plus              CDI variation
                                                                                         14.30% p.a.
   BankBoston            July 23, 2002         July 18, 2003              4,000,000   PTAX 800 plus              CDI variation
                                                                                         18.71% p.a.
   BBA                   June 25, 2002         July 21, 2003              2,000,000   PTAX 800 plus              CDI variation
      Creditanstalt                                                                      20.00% p.a.
   HSBC Bank             July 2, 2002          July 28, 2003              2,000,000   PTAX 800 plus              CDI variation
      Brasil                                                                             28.00% p.a.
   HSBC Bank             September 3, 2002     August 28, 2003            3,000,000   PTAX 800 plus              CDI variation
      Brasil                                                                             24.10% p.a.
   HSBC Bank             December 23, 2002     December 18, 2003         10,000,000   PTAX 800 plus              CDI variation
      Brasil                                                                             20.00% p.a.
   Banco                 October 18, 2002      April 20, 2005            30,629,057   PTAX 800 plus              CDI variation
      Votorantim                                                                         4.53% p.a.
                                                                      ---------------
   Total                                                               154,929,057
                                                                      ===============




                                                    PERDIGAO S.A. AND SUBSIDIARIES

                                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                             Years ended December 31, 2002, 2001 and 2000
                                          (In thousands of reais, unless otherwise indicated)


5.  DERIVATIVES AND FOREIGN CURRENCY POSITION   (continued)
                                                                        NOTIONAL AMOUNT
                                                                         - IN U.S.
           BANK            DATE OF CONTRACT         MATURITY               DOLLARS             (a)(1)               (b)(2)
   --------------------- --------------------- ---------------------- --------------- -------------------------- -----------------

  ING Bank            December 26, 2001         December 23, 2002        10,000,000     PTAX 800 plus 4.20%        CDI variation
                                                                             p.y.
  ING Bank            December 20, 2001         December 16, 2002        10,000,000     PTAX 800 plus 4.50%        CDI variation
                                                                            p.y.
                                                                        -------------
  Total                                                                  20,000,000
                                                                        =============


    (1) Variation of the U.S. dollar selling exchange rate as per the Central Bank of Brazil.
    (2) Brazilian CDI rate.

    The notional amount of each contract is multiplied by the indices noted in
    (a) and (b) above. If the amount calculated using (a) is higher than the amount calculated for (b), the banks must pay the difference to the Company. If (b) exceeds (a), the Company must pay the difference to the banks.

    The Company records unearned gains or losses at each balance sheet date and gains or losses in the applicable period; gains were R$ 109,598 in 2002, R$ 11,298 in 2001 and R$ 3,223 in 2000, and were recorded as financing revenues.

    The Company recorded on these swap contracts liquidated each year, realized gains of R$ 19,374 in 2002 and R$ 18,335 in 2001 and losses of R$ 6,633 in 2000. The Company's foreign currency denominated liabilities exceeded its assets denominated in or linked to foreign currency by R$ 713,363 as of December 31, 2002. The Company's foreign currency financing due in 2003 and 2004 totals approximately R$ 575,693. The remaining long-term liabilities are subject to the risk of variation in currency exchange rates; however, the Company believes that its export revenues, which are based on stable foreign currencies, will be sufficient to honor those liabilities as they become due.

    Executive management defines the policy for financial operations and transactions, starting with the establishment of strategies and exposure limits, previously submitted to the Board of Directors.

    As of December 31, 2002 and 2001, the Company had the following assets and liabilities denominated in or indexed to foreign currencies:

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


5.  DERIVATIVES AND FOREIGN CURRENCY POSITION   (continued)

                                                      DECEMBER 31,
                                             ---------------------------------
                                                  2002             2001
                                             ---------------- ----------------
Monetary assets:
   U.S. dollar                                    510,076         517,062
   Euro                                            97,815               -
   Other                                              583               -
                                             ---------------- ----------------
                                                  608,474         517,062
Monetary liabilities:
   U.S. dollar                                  1,235,699         630,462
   Euro                                            64,466               -
   German mark                                          -           4,002
   Swiss franc                                      3,019           2,843
   Other                                           18,653          14,988
                                             ---------------- ----------------
                                                1,321,837         652,295
Net monetary liability position in
                                             ---------------- ----------------
         foreign currencies                       713,363         135,233
                                             ================ ================

    The Company's principal transactions denominated in foreign currencies, expressed in Brazilian reais, were as follows:

                                                        DECEMBER 31,
                                              ---------------------------------
                                                   2002             2001
                                              ---------------- ----------------
Sales                                            1,205,948        1,034,845

Purchases:
         Fixed assets                               13,928           14,989
         Raw materials and other                    94,933           76,944
                                              ---------------- ----------------
                                                   108,861            91,933

Interest income (expense), net                      13,170              (509)

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


5.  DERIVATIVES AND FOREIGN CURRENCY POSITION   (continued)

    As of December 31, 2002 and 2001, the exchange rates for the Brazilian real with respect to the transacted foreign currencies indicated above were as follows:

                                                  DECEMBER 31,
                                        ---------------------------------
                                             2002             2001
                                        ---------------- ----------------
             U.S. dollar                    3.5333           2.3204
             Euro                           3.7093                -
             German mark                         -           1.0551
             Swiss franc                    2.5472           1.3912

    Due to the relative short term period or the indexing of certain of the Company's other financial assets and liabilities, such amounts do not differ significantly from the corresponding carrying amounts.

6.  TRADE ACCOUNTS RECEIVABLE, NET

                                                     DECEMBER 31,
                                           ------------------------------
                                                2002           2001
                                           --------------- --------------

Current                                       215,905         260,455
Allowance for doubtful accounts                (18,385)        (4,147)
                                           --------------- --------------
                                              197,520         256,308
                                           =============== ==============

Noncurrent                                     11,479          10,387
Allowance for doubtful accounts                (7,282)         (6,924)
                                           --------------- --------------
                                                4,197           3,463
                                           =============== ==============

    The current allowance for doubtful accounts - domestic customers is determined based on historical losses on average receivable balances during recent years, as follows: 1.08% for 2002 and 1.04% for 2001, while for foreign customers the analysis is made on an individual customer basis.

    The Company uses selection and analyses procedures for credit limits. Collection efforts on past-due receivables include direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered or the accounts are written off or reclassified as noncurrent accounts receivable. For the noncurrent accounts receivable submitted for legal action, an allowance of 66.67% is provided, based on prior loss experience.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


6.  TRADE ACCOUNTS RECEIVABLE, NET  (continued)

    Changes in the allowance for doubtful accounts were as follows:

                                                              2002                2001              2000
                                                        ------------------ ------------------- ----------------
   Balance at the beginning of year                                11,071               7,184            6,586
   Provision                                                       15,235               4,353              939
   Write-offs                                                       (639)               (466)            (341)
                                                        ------------------ ------------------- ----------------
   Balance at end of year                                          25,667              11,071            7,184
                                                        ================== =================== ================

    The Company generally does not require collateral from its customers.

7.  INVENTORIES

                                                         DECEMBER 31,
                                               ---------------- ----------------
                                                    2002             2001
                                               ---------------- ----------------
Finished goods                                     203,231          74,986
Work-in-process                                     20,601          14,083
Raw materials                                       63,059          18,691
Supplies and packaging materials                    68,954          53,359
Live animals (poultry, turkey and pigs)            212,357          139,879
Advances to suppliers and imports in transit        26,026          17,677
                                               ---------------- ----------------
                                                   594,228          318,675
                                               ================ ================


8.  RECOVERABLE TAXES

                                                             DECEMBER 31,
                                                   ---------------- ------------
                                                        2002             2001
                                                   ---------------- ------------
State VAT (ICMS)                                        34,791          21,412
Income tax                                              14,066          16,437
Federal VAT (IPI), PIS/COFINS presumed tax credit       40,736          12,150
PIS tax                                                 15,586               -
Other                                                    1,994               57
                                                   ---------------- ------------
                                                       107,173          50,056
                                                   ================ ============

Current                                                 99,868          45,301
Noncurrent                                                7,305          4,755

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


8.  RECOVERABLE TAXES  (continued)

    Represented by credits of the Company and its subsidiaries that will be offset against the related taxes due.

    In 2002, the Company recognized the tax credits related to a judicial action that challenged the decree-laws that changed the computation of PIS tax, previously established by Complementary Law No. 7/70, for the period from July 1989 to June 1995. The amount of tax credits recognized based on this action was R$ 18,011.


9.  PROPERTY, PLANT AND EQUIPMENT



                                           ANNUAL                COST                    NET BOOK VALUE
                                        DEPRECIATION -----------------------------------------------------------
                                          RATE - %        2002          2001           2002           2001
                                       -------------------------------------------------------------------------
    Buildings and leasehold               4 to 10         483,212       463,944      373,030        370,016
    improvements
    Machinery and equipment               10 to 20        531,696       469,060      347,690        324,883
    Installations                            10            34,866        33,511       25,471         26,809
    Forest and reforestation              Various          14,994        13,539       12,140         11,118
    Other                                 10 to 20         19,728        17,537       11,090         10,086
    Land                                                   84,782        86,953       84,782         86,953
    Construction in progress                               79,894        73,775       79,894         73,775
                                                     -----------------------------------------------------------
                                                       1,249,172      1,158,319       934,097       903,640
                                                     -----------------------------==============================
    Accumulated depreciation                             (315,075)     (245,679)
                                                     ==============================

    During 2002, the Company capitalized interest of R$ 6,286 (R$ 15,312 in 2001 and 20,753 in 2000) as construction in progress. Interest is capitalized up to the time the transfer from construction in progress to fixed assets occurs, when the item starts to be depreciated at normal depreciation rates.

    On April 1, 2002, subsidiary Perdigao Agroindustrial S.A. sold the fixed assets and inventories of the Mococa, SP unit for the amount of R$ 6,093, generating a loss of R$ 1,698, without affecting the operating results due to the provision for losses constituted in prior years.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


10. DEFERRED CHARGES

                                           ANNUAL                COST                    NET BOOK VALUE
                                        DEPRECIATION -----------------------------------------------------------
                                          RATE - %        2002          2001           2002           2001
                                       -------------------------------------------------------------------------

    Preoperating costs at Rio Verde -
     Goias Plant                            5 to 10       55,636        49,329        51,264        47,437
    Implantation of integrated                                                         9,300
      management SAP R/3 system               20          25,026        20,519                       9,348
    Goodwill on acquisition of
    investment                                20          18,888        18,888        11,836        15,613
    Other                                  Various         2,857         1,183         2,208           927
                                                      ---------------------------------------------------------
                                                         102,407        89,919        74,608        73,325
                                                      =========================================================

    The preoperating costs related to the Rio Verde, Goias unit are being deferred and amortized in proportion to the utilization of production capacity up to mid-2003 and from thereon at the annual rate of 10%. The realization of the goodwill resulting from the acquisition of Frigorifico Batavia S.A., merged into subsidiary Perdigao Agroindustrial S.A. on March 26, 2001 by absorption, is based on the expectation of future profitability, which is estimated to occur within 5 years.

    As previously disclosed, the Company assumed the operating management of the Frigorifico Batavia S.A. and obtained control of the voting stock of the Frigorifico Batavia S.A. through a series of transactions. On April 14, 2000, the Company initially acquired 51% of Frigorifico Batavia's total capital for R$ 20,954. Then, on March 16, 2001, the Company acquired the remaining 49% for R$ 23,820. Subsequently, Frigorifico Batavia was merged into the Company. The initial acquisition of 51% of Frigorifico Batavia's total capital and the subsequent one of the remaining 49% were accounted for using the purchase method of accounting and, accordingly, Frigorifico Batavia's results of operations have been included in the Company's consolidated financial statements since the dates of each acquisition. The purchase price of each acquisition was allocated based on the fair value of the assets acquired, including any identifiable intangibles and liabilities assumed. For the initial 51% of the total capital acquired the allocation described above resulted in a goodwill of R$ 5,494, which is being amortized on a straight-line basis over five years. For the subsequent acquisition of the remaining 49%, the allocation among the fair value of the assets acquired and the liabilities assumed resulted in a goodwill of R$ 13,394, which is being amortized on a straight-line basis over five years.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


11. BANK LOANS, FINANCING AND DEBENTURES

                                                          DECEMBER 31,
                                            ------------------------------------
Maturity                                           2002                 2001
------------------------------------------- ------------------------------------
Noncurrent:
   2003                                                 -              332,287
   2004                                           272,411               71,446
   2005                                           104,950               61,647
   2006                                            45,448               39,468
   2007                                            41,859               36,274
   from 2008 to 2024                               66,753               57,649
                                            -------------------- ---------------
                                                  531,421             598,771
                                            ==================== ===============

    The bank loans, financing and debentures by type of financing and interest rates are as follows:

                                                                            DECEMBER 31,
                                        --------------------------------------------------------------------------------------
                                                          2002                                        2001
                                        ------------------------------------------ -------------------------------------------
                  TYPE OF FINANCING     ANNUAL WEIGHTED AVERAGE RATE      R$        ANNUAL WEIGHTED AVERAGE RATE        R$
               ------------------------ ----------------------------- ------------ ------------------------------ ------------
               CURRENT
               Local currency:
                 Production                8.75% and 13.80% + TR          208,505              8.75%                  141,068
                 Working capital              1.27% + TJLP (*)             91,545         1.40 + TJLP (*)             120,264
                 PP&E                         2.55% + TJLP (*)             54,065         2.57 + TJLP (*)              46,347
                 Debentures                   6.00% + TJLP (*)             12,471         6.00 + TJLP (*)              10,315
                                                                      ------------                                ------------
                                                                          366,586                                     317,994
               Foreign currency:
                 Working capital        5.29% + exchange variation.        83,166   6.56% + exchange variation         33,159
                 Future export loans     5.15% + exchange variation       408,970   3.44% + exchange variation        110,514
                 Export advances         6.69% + exchange variation       486,688   4.98% + exchange variation        227,805
                 PP&E                    8.91% + exchange variation         6,743   5.65% + exchange variation          6,831
                 Swap balance, net           (4.56)% + exchange                     4.27% + exchange variation
                                           variation (see Note 5)         (89,961)          (see Note 5)                  336
                                                                      ------------                                ------------
                                                                          895,606                                     378,645
                                                                      ------------                                ------------
                                                                        1,262,192                                     696,639
                                                                      ============                                ============
               LONG-TERM:
               Local currency:
                 Working capital                   5.85%                   57,200              9.46%                  136,248
                 PP&E                         2.52% + TJLP (*)           142,660         2.54% + TJLP (*)             173,404
                 Debentures                   6.00% + TJLP (*)             64,580        6.00% + TJLP (*)              73,899
                                                                      ------------                                ------------
                                                                         264,440                                      383,551

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


11. BANK LOANS, FINANCING AND DEBENTURES   (continued)



                                                                            DECEMBER 31,
                                        --------------------------------------------------------------------------------------
                                                          2002                                        2001
                                        ------------------------------------------ -------------------------------------------
                TYPE OF FINANCING     ANNUAL WEIGHTED AVERAGE RATE      R$        ANNUAL WEIGHTED AVERAGE RATE        R$
            ------------------------ ----------------------------- ------------ ------------------------------ ------------
            Foreign currency:
              Working capital          4.81% + exchange variation       18,260    6.66% + exchange variation        30,455
              Future export loans      5.15% + exchange variation      229,665    4.34% + exchange variation       156,627
              Export advances          8.40% + exchange variation        2,822    3.75% + exchange variation        13,960
              PP&E                    11.70% + exchange variation       16,234   10.68% + exchange variation        14,178
                                                                    ------------                               ------------
                                                                       266,981                                     215,220
                                                                    ------------                               ------------
                                                                       531,421                                     598,771
                                                                    ============                               ============

    (*) TJLP - Brazilian long-term interest rate, which averaged 9.88% in 2002 and 9.50% in 2001.

    At December 31, 2002 and 2001, the weighted-average interest rate for short-term borrowings was 7.08% and 7.23%, respectively.

    Bank loans, financing and debentures in the amount of R$ 254,989 in 2002 (R$ 275,664 in 2001) are guaranteed by chattel mortgages, mortgages on properties and collaterals and the remaining by collaterals granted by Perdigao S.A.

    Perdigao Agroindustrial S.A. and its subsidiary maintain loans granted by a group of banks for future exports. The export customers remit the payments of the invoices directly to the banks. These loan contracts have grace periods from 12 to 18 months and maturity dates from January 2003 to April 2005.

    The balance of these loans was composed as follows:

                                              DECEMBER 31,
                                    ----------------------------------
                                         2002             2001
                                    ---------------- ----------------

Current                                 408,970          110,514
Long-term                               229,665          156,627
                                    ---------------- ----------------
                                        638,635          267,141
                                    ================ ================

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


11. BANK LOANS, FINANCING AND DEBENTURES   (continued)

    The subsidiary Perdigao Agroindustrial S.A. has a loan from International Finance Corporation - IFC, with final maturity on July 15, 2005, in the amount of R$ 47,422 (R$51,447 in 2001). Under this loan, Perdigao Agroindustrial S.A. must maintain certain financial ratios, the most important of which are:

         o Current liquidity ratio must be at least 1.2.

         o Long-term debt to equity ratio may not exceed 60:40.

         o Debt service coverage ratio must be not less than 1.25.

    In the last quarter of 2002, some indices were not achieved.

    The subsidiary Perdigao Agroindustrial S.A. issued 81,950 debentures, totally paid-in between June 30, 1998 and November 21, 2000, to the National Economic and Social Development Bank - BNDES, at the unit value of R$ 1 each and redemption term between June 15, 2001 and June 15, 2010; up to December 31, 2002 there was the redemption of 16,742 debentures.

    Perdigao subsidiaries debt is secured by R$ 1,074,960 (R$ 819,673 in 2001) of endorsement by Perdigao S.A., R$ 657,587 in 2002 (R$ 626,514 in 2001) of mortgages on properties and collaterals, R$ 5,719 in 2002 (R$ 10,844 in 2001) of fiduciary liens for loans, financing and debentures, and R$ 77,288 in 2002 (R$ 53,430 in 2001) of mortgages on properties for other obligations.


12. INCOME (IRPJ) AND SOCIAL CONTRIBUTION (CSLL) TAXES

    a. Computation of Income Tax Liability

    Taxable income is determined by adjusting income before taxes for nondeductible expenses and nontaxable revenues. The income tax provision is then determined by applying the statutory rate to taxable income. In periods when income tax computations result in tax losses, there are offsettable deferred income tax liabilities, which the Company will use for future tax offsetting.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


12. INCOME (IRPJ) AND SOCIAL CONTRIBUTION (CSLL) TAXES   (continued)

    b. Income Tax Incentives

    Income tax incentives represent a portion of income tax payable, which is applied to an investment in development area funds approved by the Federal Government.

    After payment of the income tax, the Company receives its investment in a specific project; the investment can either be maintained or sold.

    The effect of these incentives, if received by an subsidiary operating company, is recorded as a credit to applicable tax expense.

    c. Income Tax Reconciliation

    Income tax expense at statutory rates is reconciled to the amount reported as income tax expense in these financial statements as follows:

                                                                             DECEMBER 31,
                                                           --------------------------------------------------
                                                                2002             2001             2000
                                                           ---------------- ---------------- ----------------
     Income before income taxes, statutory  participation
     and reversal of interest on shareholders' equity                2,324         239,063            52,762
        Statutory participations                                     (693)         (13,648)            (850)
        Interest on shareholders' equity                           (5,400)         (48,000)         (14,141)
        Equity pickup                                              (9,784)          (7,266)          (8,449)
        Non-taxable foreign income                                       -                -          (4,597)
        Management bonus                                             2,812              795                -
        Sales of participation in subsidiaries                           -                -          (6,294)
        Foreign income earned                                        2,156                -                -
        Other                                                          268              524            1,343
                                                           ---------------- ---------------- ----------------
     Calculation basis                                             (8,317)          171,468           26,115
     Statutory tax rate - %                                          34.00            34.00            34.00
                                                           ---------------- ---------------- ----------------
     IRPJ and CSLL taxes on income                                   2,828         (58,299)          (8,879)
                                                           ---------------- ---------------- ----------------
       Tax incentives                                                  530            1,131            2,299
       Recovery of tax on net income (ILL)                           3,611                -                -
       Other                                                          (368)               -                -
                                                           ---------------- ---------------- ----------------
     Effective tax benefit (expense)                                 6,601          (57,168)          (6,580)
                                                           ================ ================ ================

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


12. INCOME (IRPJ) AND SOCIAL CONTRIBUTION (CSLL) TAXES   (continued)

    The following amounts related to current and deferred income taxes were recorded in the year:

                                                                             DECEMBER 31,
                                                           --------------------------------------------------
                                                                2002             2001             2000
                                                           ---------------- ---------------- ----------------
     Current IRPJ and CSLL taxes                                  (17,131)         (50,907)         (26,606)

     Deferred IRPJ and CSLL taxes                                  24,830           (6,261)          20,026
     Financial statements translation effect of
     subsidiaries abroad                                           (1,098)                -               -
                                                           ---------------- ---------------- ---------------
                                                                     6,601         (57,168)          (6,580)
                                                           ================ ================ ================

    Income tax returns of the Company are subject to review by the tax authorities for a period of five years from the filing date. The Company may be subject to the assessment of additional taxes, fines and interest as a result of any reviews.

    The tax effects of temporary differences that generated deferred tax assets (liabilities) are as follows:

                                                           DECEMBER 31,
                                                 -------------------------------
                                                      2002              2001
                                                 ---------------- --------------

     Deferred tax assets on:
        Income tax losses                            16,624             1,778
        Social contribution tax losses                 7,546            1,668
        Provision for contingencies                  25,525            24,279
        Other temporary differences                  10,770             8,618
                                                 ---------------- --------------
                                                     60,465            36,343
                                                  ================ =============

        Current                                      24,170             1,029
        Noncurrent                                   36,295            35,314

     Deferred tax liabilities on (long-term):
        Realizable revaluation reserve                 4,957           5,140
        Accelerated depreciation incentive             2,545           3,070
                                                 ---------------- --------------
                                                       7,502           8,210
                                                 ================ ==============

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


13. PROVISIONS FOR CONTINGENCIES

    The Company and its subsidiaries are parties to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company classifies its risk of loss in legal proceedings as remote, possible or probable. Reserves recognized by the Company in its financial statements in connection with such proceedings reflect reasonably estimable/probable losses as determined by the Company's management on the basis of legal advice.

    In management's opinion, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their respective properties are subject, that are not presently provided for, which, either individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

    The reserves are summarized as follows:

                                                                                      DECEMBER 31,
                                                                            ---------------------------------
                                                                                 2002             2001
                                                                            ---------------- ----------------

     Tax:
        ICMS (State VAT) (a)                                                     10,201           11,871
        Corporate income and social contribution taxes (b)                       29,902           24,453
        Other (c)                                                                52,383           48,961
                                                                            ---------------- ----------------
                                                                                 92,486           85,285

     Labor (d)                                                                   11,612           10,309

     Civil, commercial and other:
        Indemnity actions - illness and accidents (e)                            11,504             5,818
        Other (f)                                                                  6,428            8,159
                                                                            ---------------- ----------------
                                                                                 17,932           13,977
                                                                            ---------------- ----------------
                                                                                122,030          109,571
                                                                            ================ ================

    (a) Some of the Company's units have been challenging administratively and legally certain ICMS (State VAT) matters related to amounts of tax credits taken. The amount of potential claims presently totals R$ 10,201, which has been reserved based on legal counsels' opinion that the losses are probable.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


13. PROVISION FOR CONTINGENCIES   (continued)

    (b) Based on a preliminary injunction, the Company recognized special monetary restatement in July and August 1994 (42.76%), when the Brazilian currency was changed from the "cruzeiro real" to the "real". The Company considered this monetary restatement as a deductible item, for corporate income and social contribution tax purposes, which was basically a recapture of the period's inflationary loss. However, Brazilian income tax legislation did not recognize this inflationary loss. According to the Company's legal counsel, this issue has not been reviewed by the Federal Supreme Court, but based on legal counsels' opinion, the Company recognized the entire amount of the contingency.

    (c)  The litigation listed in this caption refers to the following taxes:
         ICMS and IPI (State and Federal VAT), IRPJ and CSLL (taxes on income), PIS and FINSOCIAL (Federal taxes on revenue), ISS (Municipal services tax), and INSS and FUNRURAL (social security and other payroll taxes), among others. There are 242 lawsuits for a total amount of R$ 389,488 with the individual amounts ranging from R$ 0.009 to R$ 69,541, for which the reserve for losses was based on the opinions of outside legal counsel and the Company's in-house counsel.

    (d) The Company and its subsidiaries have 712 individual labor claims totaling R$ 165,708, mainly related to overtime pay and inflationary adjustments to salaries required prior to the introduction of the real. Based on the Company's past history of payments and on the opinion of its legal counsel and management, a reserve of R$ 11,612 is sufficient to cover probable losses.

    (e) Civil suits principally include cases where employees have sued the Company, arguing that they have suffered illness or accidents as a result of their work at the Company's facilities. The employees are claiming indemnification for losses (medical care, etc.) and psychological damage (monthly remuneration). The Company has argued that there is an internal specific program to avoid any work-related illness. The Courts have decided in a similar situation that the employees' claims, in some cases, are not valid. In other situations, the employees' claims are partially granted. According to the Company's legal counsel, the employees' original claims will be reduced to around 70% to 80%, in some circumstances. Of the total claims of R$ 42,582, the amount reserved was R$ 11,504.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


13. PROVISION FOR CONTINGENCIES   (continued)

    (f) The litigation under this caption refers to the following matters: traffic accidents, property damage and physical injury, and others. There are 365 lawsuits totaling R$ 55,780 with individual amounts up to R$ 20,269 for which the reserve for losses was based on the opinion of the Company's in-house counsel.

    As of December 31, 2002, the Company and its subsidiaries have judicial deposits in the amount of R$ 13,352 (R$ 7,993 in 2001) for the proceedings under litigation.


14. SHAREHOLDERS' EQUITY

    a)   Capital

         As of December 31, 2002, capital was represented by 44,652,384 shares, registered, without par value, consisting of 15,471,957 common and 29,180,427 preferred shares. Foreign investors hold 8 common and 5,666,058 preferred shares, of which 749,660 shares are represented by 374,830 American Depositary Receipts - ADRs.

         The General and Extraordinary Shareholders' Meeting of April 23, 2002 approved a capital increase from R$ 415,433 to R$ 490,000, without the issue of new shares, by means of capitalization of the capital reserve of R$ 142 and income reserve of R$ 74,425. On the same date, subsidiary Perdigao Agroindustrial S.A. increased its capital from R$ 374,916 to R$ 480,000, without issue of new shares, by capitalization of reserves.

         The Company has 143,495 treasury shares, acquired in prior years and charged to income reserves, at an average cost of R$5.68 per share, available for future sale or cancellation.

         The Company is authorized to increase capital stock, independent of change in the bylaws, up to the limit of 60,000,000 shares, composed of 20,040,000 common and 39,960,000 preferred.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


14. SHAREHOLDERS' EQUITY   (continued)

    b)   Appropriation of Income

         Under the terms of the Company's bylaws and the Corporation Law, management's proposal for the distribution of the current year's net income, subject to ratification at the annual shareholders' meeting, is as follows:

         b.1. Legal reserve: 5% of net income, limited to 20% of capital.

         b.2. Interest on shareholders' equity: article 9 of Law No. 9,249 of December 26, 1995, allowed the deductibility for income tax purposes of the interest on shareholders' equity paid or credited to shareholders, provided such interest is computed based on the TJLP rate, effective in the year the interest on shareholders' equity is computed. The Company elected to pay interest on shareholders' equity in 2002 and 2000, instead of dividends for the year, as allowed by the CVM. In 2001, the Company paid interest on shareholders' equity and declared dividends.

         b.3. Reserve for capital increase: 20% of net income, up to the limit of 20% of capital.

         b.4. Reserve for expansion: appropriation of the remaining net income and retained earnings, up to the limit of 80% of capital.

         b.5. Appropriation of income:

                                                                               DECEMBER 31,
                                                            ---------------------------------------------------
                                                                 2002              2001             2000
                                                            ---------------- ----------------- ----------------

             Interest on shareholders' equity/dividends           5,400            50,473          14,142
             Equity reserves:
                   Legal reserve                                    726             8,413           2,269
                   Reserve for capital increase                   2,902            33,650           9,077
                   Reserve for expansion                          5,483            75,711          19,901
                                                            ---------------- ----------------- ----------------
                                                                 14,511           168,247          45,389
                                                            ================ ================= ================

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


14. SHAREHOLDERS' EQUITY   (continued)

       b.6.   Income reserves at the end of the year are composed as follows:

                                                      STATUTORY
                                                        LIMIT                  DECEMBER 31,
                                                      OF CAPITAL   ------------------------------------------
                                                      STOCK - %        2002          2001           2000
                                                    -------------- ------------- -------------- -------------

     Legal reserve                                       20            18,523        17,797          9,384
     Reserve for capital increase                        20             2,902        73,579         39,929
     Reserve for expansion                               80           171,309       166,672         90,961
     Treasury shares                                      -              (815)         (815)          (815)
                                                                   ------------- -------------- -------------
                                                                     191,919        257,233       139,459
                                                                   ============= ============== =============

    c) Capital Stock Composition

       The stock position of the controlling shareholders who are part of the shareholders' agreement and/or holders of more than 5% of the voting capital on December 31, 2002 is as follows:

                                                         COMMON                      PREFERRED
                                                         SHARES           %           SHARES          %
      ---------------------------------------------- ---------------- ---------- ---------------- ---------

      PREVI - Caixa Prev. Func. Banco do Brasil          2,865,318       18.52       3,972,428       13.61
      Fund. Telebras Seg. Social - SISTEL                2,766,917       17.88         144,889        0.50
      PETROS - Fund. Petrobras Seg. Soc.                 2,255,562       14.58       1,905,261        6.53
      FAPES (Fund. Assist. Prev. Soc.) BNDES             1,888,101       12.20       2,541,461        8.71
      Weg S.A. (*)                                       1,566,862       10.13       1,768,172        6.06
      REAL GRANDEZA Fundacao de A.P.A.S.                 1,579,469       10.21               -           -
      Bradesco Previdencia e Seguros S.A. (*)            1,156,411        7.47         285,720        0.98
      VALIA - Fund. Vale do Rio Doce                       303,609        1.96       1,544,786        5.29
      Telos - Fund. Embratel de Seg. Social                165,537        1.07         510,120        1.75
      Previ - Banerj                                       514,805        3.33         151,060        0.52
                                                     ---------------- ---------- ---------------- ---------
                                                        15,062,591       97.35      12,823,897       43.95
      Other                                                409,366        2.65      16,356.530       56.05
                                                     ---------------- ---------- ---------------- ---------
                                                       15,471,957      100.00      29,180,427      100.00
                                                     ================ ========== ================ =========

    (*) Controlling shareholders who are not part of the shareholders' agreement.

    In an agreement among the shareholders who hold 79.75% of the common shares and 51.75% of the total Company outstanding shares on October 25, 1994, these shareholders agreed they would consult each other in advance about exercising their voting rights.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


14. SHAREHOLDERS' EQUITY   (continued)

    d) Dividends and Shareholders rights

       The nonvoting preferred shares have preference in any redemption of capital, in the event of liquidation of the Company. All shares have equal rights to a dividend of not less than 25% of net income, adjusted in accordance with legislation. If the Company is not able to distribute a minimum of 25% of net income to all shareholders, preferred shares have the right to a minimum cumulative dividend of R$
       0.001 per thousand shares. In 2002, 2001 and 2000, the Company has been able to distribute a minimum of 25% of net income.

15. FINANCIAL INCOME (EXPENSES), NET

                                                                        DECEMBER 31,
                                                     ---------------- ----------------- ----------------
                                                          2002              2001             2000
                                                     ---------------- ----------------- ----------------
     Interest expense                                   (165,582)        (126,049)         (95,058)
     Interest income                                      70,653            78,491          71,039
     Monetary variation on liabilities                  (419,236)        (149,211)         (79,654)
     Monetary variation on assets                        310,504            97,428          61,478
     Financial transactions tax (CPMF)                   (17,156)          (15,754)          (9,289)
     Other income (expenses)                                1,610           (5,657)        (12,745)
                                                     ---------------- ----------------- ----------------
                                                        (219,207)        (120,752)         (64,229)
                                                     ================ ================= ================

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)

16. CASH FLOWS

    The consolidated statements of cash flows were prepared in accordance with the Statement of Financial Accounting Standards No. 95 - Statement of Cash Flows, based on Brazilian GAAP amounts.


                                                                             DECEMBER 31,
                                                          -----------------------------------------------------
                                                                2002             2001             2000
                                                          -----------------------------------------------------
      Cash flows from operating activities:
        Net income for the year                                 8,232          168,247          45,389
      Adjustments to reconcile income to the cash
      generated by operations
        Depreciation, amortization and depletion               77,732           62,241          52,706
        Amortization of goodwill                                3,779            2,725             549
        Foreign exchange variation of loans                    87,869           55,842          12,712
        Gain (loss) on disposal of permanent assets              (574)           3,529          (4,769)

        Other noncurrent receivables and payables             (42,077)         (19,628)          8,657
        Trade accounts receivable                              58,788          (44,065)        (73,308)
        Inventories                                           (275,553)        (56,640)        (43,720)
        Trade accounts payable                                 127,315          24,011          15,723
        Taxes, payroll, related charges and other             (140,979)         65,888           4,725
                                                          -----------------------------------------------------
                                                              (230,429)        (10,806)        (96,580)
                                                          -----------------------------------------------------
      Cash (used in) provided by operating activities          (95,468)        262,150          18,664

      Cash flows from investing activities:
          Net changes in  short-term investments               115,293         243,584         (32,789)
          Investments                                             (311)        (28,285)        (20,954)
          Property, plant and equipment additions             (106,523)       (118,578)       (156,357)
          Deferred charges, net increase                       (12,787)        (15,453)        (20,217)
          Disposal of permanent assets                           6,952           9,858          14,870
                                                          -----------------------------------------------------
      Net cash used in investing activities                      2,624          91,126        (215,447)

      Cash flow from financing activities:
        Proceeds from debt                                   1,902,952       1,303,575       1,057,032
        Repayments of debt                                  (1,578,177)     (1,342,852)       (842,665)
        Dividends and interest on shareholders' equity          (5,400)        (50,473)        (14,142)
                                                          -----------------------------------------------------
      Net cash provided by (used in) financing activities      319,375         (89,750)        200,225
                                                          -----------------------------------------------------
      Net increase in cash and cash equivalents                226,531         263,526           3,442
                                                          =====================================================

      Changes in cash and cash equivalents:
        At beginning of year                                   277,173          13,647          10,205
        At end of year                                         503,704         277,173          13,647
                                                          -----------------------------------------------------
      Net increase in cash and cash equivalents                226,531         263,526           3,442
                                                          =====================================================
      Supplemental cash flow disclosure:
        Interest paid                                           76,999          79,734          85,341
        Income taxes paid                                       20,973          24,786           2,576

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


17. RELATED PARTY TRANSACTIONS

    The main transactions between the Company and subsidiaries, which have been eliminated in these consolidated financial statements, are represented by loans with the subsidiary Perdigao Agroindustrial S.A. and were carried out under agreed upon terms using usual market conditions, whose balances summarize as follows: a) Loans of R$91 (R$5,311 in December 31, 2001); b) Revenues of R$1,229 (R$2,195 in December 31, 2001); and c) Expenses of R$2,167 (R$477 in December 31, 2001).


18. INSURANCE

    The main insurance coverage in effect at December 31, 2002, considered sufficient by management to cover eventual damage, is as follows: (a) named risks covering fire, wind, lightning, business interruption, among other risks, on property, plant and equipment and inventories, in the amount of R$ 1,035,241, (b) domestic and international transport, for which the amounts are calculated based on the cargo registered, and (c) other coverage, including cash, civil responsibilities, vehicles and containers.


19. REFIS PROGRAM (BRAZILIAN TAX RECOVERY PROGRAM)

    On December 28, 2000, subsidiary Perdigao Agroindustrial S.A. reached an agreement under the REFIS Program, canceling certain litigations; accordingly, the balance as of December 31, 2002 was R$ 1,463 represented by 3 installments of R$ 488, including TJLP financial charges, recorded in current taxes payable.


20. EMPLOYEE PROFIT SHARING

    Subsidiary Perdigao Agroindustrial S.A. signed a profit and operating results sharing collective agreement with the labor unions of the principal categories, for all employees, of up to 6% of net income before the profit sharing, based on performance indicators and results previously negotiated.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
              (In thousands of reais, unless otherwise indicated)


21. SUPPLEMENTAL RETIREMENT PLAN

    In April 1997, Perdigao - Sociedade de Previdencia Privada (a private pension foundation), sponsored by Perdigao Agroindustrial S.A., began its activities, which are to provide supplemental retirement benefits for Perdigao Group employees.

    The plan is a defined contribution plan, based on the actuarial determination of benefit levels through the capitalization of contributions. As of December 31, 2002, the plan had 20,044 (17,877 in 2001) participants and net assets of R$ 33,800 (R$ 24,168 in 2001). For the year, the sponsor contributed R$ 3,409 (R$ 2,821 in 2001), of which R$ 2,963 (R$ 2,391 in
    2001) was for current costs and R$ 446 (R$ 430 in 2001) for past service. The current liability for past service assumed at the beginning of the plan is R$ 7,279, updated based on the general price index (IGP-DI). This amount should be paid in the maximum term of 20 years as from the date of the beginning of the plan.

    The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants. The actuarial calculations are made by independent actuaries, in accordance with the applicable regulations in force.


22. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

    22.1.  Description of the GAAP Differences

           The accounting practices of the Company comply with and its financial statements are prepared in accordance with the accounting principles adopted in Brazil. Note 3 to the financial statements summarizes the accounting practices adopted by the Company. Accounting practices, which differ significantly from U.S. GAAP, are summarized below:

           a.  Monetary Restatement of 1996 and 1997

               The amortization of the fixed assets monetary correction, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, was recognized in the reconciliation to U.S. GAAP, net of related deferred tax. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of net other nonoperating income.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY (continued)

    22.1.  Description of the GAAP Differences  (continued)

           b. Reversal of the Property, Plant and Equipment Revaluation and related Deferred Tax Liabilities

               Brazilian GAAP permits revaluation under certain circumstances. The revaluation increment, net of deferred tax effects for revaluation after 1991, is credited to a reserve account in shareholders' equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is reversed from the revaluation reserve in shareholders' equity and transferred to retained earnings as the related assets are depreciated or disposed of.

               For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred tax effects have been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation of such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

           c.  Deferred Charges

               Brazilian GAAP permits deferral of preoperating expenses for the industrial plant in Rio Verde - Goias under construction and new system installation R/3 from Systeme, Anwendungen, Produkte in der Datenverarbeitung - SAP (SAP R/3 System), recorded at cost, amortized over a period of five years.

               For U.S. GAAP reconciliation purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, has been charged to income. The capitalizable amounts related to the purchase and installation of the SAP R/3 System will, however, be amortized for U.S. GAAP purposes over five years on a straight-line basis. Also, the amounts relating to preoperating costs at Rio Verde Goias plant in Note 10 include R$ 39,548 in 2002 that are considered property, plant and equipment for US GAAP purposes.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
    TO THE COMPANY   (continued)

    22.1.  Description of the GAAP Differences  (continued)

           d. Capitalization of Interest Costs related to Construction in Progress

               Under Brazilian GAAP, as from 1996, for listed companies, the CVM permits capitalization of interest costs, net of monetary gains, incurred as part of the production or acquisition costs of property, plant and equipment. Exchange gains and losses may be capitalized only if they exceed monetary correction. The Company has capitalized interest since 1999.

               Under U.S. GAAP, interest incurred during the construction phase should be included in the corresponding asset item. Of the amount of interest capitalized, the exchange variation on foreign loans should be excluded. Capitalized interest should be amortized over the useful life of the installations.

           e.  Financial Instruments and Credit Concentration Risk

               Under Brazilian GAAP, financial instruments and derivatives may be accounted for at cost, contract value or market with footnote disclosure of the type and amounts of financial instruments and derivatives. The Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates at December 31, 2002 plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

               For US GAAP, beginning in January, 1, 2001, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, was applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and so that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through revenues, with special accounting allowed for certain qualifying hedges. As a result of adoption of Statement 133, the Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of Statement 133, resulted in an effect of R$3,414, which resulted in a gain in the consolidated statement of income for the twelve months ended December 31, 2001. The cumulative effect of adopting SFAS No. 133 at January 1, 2001 was not significant.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
     TO THE COMPANY   (continued)

     22.1.  Description of the GAAP Differences   (continued)

               If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative's fair value that is considered to be ineffective should be immediately charged to income.

            e. Financial Instruments and Credit Concentration Risk
               (continued)

               As required by SFAS No. 133, derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying consolidated balance sheet, and corresponding changes in fair value are being recognized in earnings. The fair value adjustment calculated based on US GAAP was R$ 4,563 in 2002 (R$ 3,414 in 2001). The fair value was determined based on the projection of the rates until the expiration of the contracts and discounted at the rate for interbank deposit certificates, being offered at the balance sheet date for transactions with similar terms. Hedge accounting has not been applied to any of the Company's derivative financial instruments.

           f.  Earnings per Share

               Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the period, and does not distinguish between common and preferred shares.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
     TO THE COMPANY   (continued)

     22.1.  Description of the GAAP Differences   (continued)

            f. Earnings per Share  (continued)

               Under U.S. GAAP, in accordance with SFAS No. 128, "Earnings per Share", the presentation of earnings per share on the face of the income statement is required for public companies. A dual presentation is required: basic earnings per share and diluted earnings per share. The Company had no potential common shares outstanding for any of the periods presented. Computation of earnings per share data should be based on the weighted average number of shares outstanding during each period presented. The effects of certain transactions, such as stock splits and stock dividends, are reflected retroactively. Also, preferred shares are included with common shares in the denominator for earnings per share, if they have the same rights as common shares to dividends based on net income.

               On June 20, 2000, the Company's shareholders approved a reverse stock split of 5,000 shares to 1 share. This reverse stock split has been retroactively reflected for all periods presented for U.S. GAAP purposes.

           g.  Tax Incentives

               Brazilian GAAP requires that the effect of tax incentives received by the Company be credited directly to shareholders' equity. Under U.S. GAAP, the reduction in taxes is recorded as a credit to the applicable tax expense.

           h.  Goodwill

               Brazilian GAAP, permits the amortization of the goodwill and intangible assets in a straight line basis

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
     TO THE COMPANY   (continued)

     22.1.  Description of the GAAP Differences   (continued)

            h. Goodwill  (continued)

               In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS
               142). FAS 142 requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. The new rules also require that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Based on management's assessment of the fair value of the Company's recorded goodwill, there was no impairment recorded for US GAAP purposes as of December 31, 2002. Management will make annual assessments of such goodwill as required by FAS 142.

            i. Financial revenues (expenses)

               Under Brazilian GAAP such amounts are stated as part of operating profit. Under US GAAP, financial revenue and expenses are presented after operating profit in the statement of income.

            j. Employees profit sharing and management profit sharing

               Under Brazilian GAAP such amounts are stated separately after operating profit in the statement of income. Under US GAAP, such amount are presented as operating profit in the statement of income.

            k. Segment business

               Under US GAAP, SFAS N(0) 131, "Disclosures about Segments of an Enterprise and Related Information" sets forth the rules under which publicly traded companies are obliged to disclose financial and descriptive information on their business segments. Management is of the opinion that the Company and its subsidiaries operate in a single business segment, therefore, the disclosure of information requirements under US GAAP do not apply.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
    TO THE COMPANY   (continued)

    22.2.      Recently issued accounting pronouncements

               In June of 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a significant impact on its US GAAP consolidated financial position or net income.

               In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 were effective for the Company's fiscal year 2002 and its impact is constantly assessed and it was not significant for the Company's US GAAP consolidated financial position or net income.

               In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. Management does not expect that the application of the provisions of SFAS 146 will have a material impact on the Company's reported US GAAP consolidated net income or financial condition.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
    TO THE COMPANY   (continued)

    22.2.    Recently issued accounting pronouncements (continued)

               In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's fiscal ending after December 15, 2002. The Company does not expect SFAS 148 to have a material effect on its US GAAP consolidated net income or financial condition. SFAS 148 is not applied to Perdigao, since it does not have any stock-based employee compensation agreement.

               In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions of FIN 45 are not expected to have a material impact on the Company's
               US GAAP consolidated net income or financial condition.

               In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Entities, an interpretation of Account Research Bulletin - ARB No. 51. This Interpretation addresses consolidation by business enterprises of variable interests entities which have one of the following characteristics:

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
    TO THE COMPANY   (continued)

    22.3.  Recently issued accounting pronouncements (continued)

           1) the investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all the expected losses of the entity.

           2) the equity investors lack on or more of the following essential characteristics of a controlling financial interest:

           a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

           b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities

           c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

           The disclosure requirements is immediately effective for all variable interest entities created after January 31, 2003 and for the fiscal year or interim period beginning after June 15, 2003 for variable entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The initial recognition of the Interpretation is applicable after December 31, 2002 and is not expected to have any effect on the Company's US GAAP consolidated net income or financial condition.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
     TO THE COMPANY   (continued)

     22.3.  Reconciliation of differences between Brazilian GAAP  and U.S. GAAP

            Net income and shareholders' equity adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP are as follows:

            a) Net Income

                                                                                                     DECEMBER 31,
                                                                                      --------------- ------------- -------------
                                                                                           2002           2001          2000
                                                                                      --------------- ------------- -------------
               As reported in the accompanying financial statements under
               Brazilian GAAP                                                              8,232        168,247        45,389
               Different criteria for:
                 Monetary restatement of 1996 and 1997                                    (6,250)        (5,320)       (5,582)
                 Depreciation of fixed assets revaluation                                  3,859            285           285
                 Tax incentives                                                              -              103            21
                 Capitalization of interest during construction in progress:
                   Capitalization of interest related to exchange variation               (3,328)        (4,352)       (1,884)
                   Depreciation of capitalized interest related to exchange               (1,187)           292          (760)
                    variation
                 FAS 142 - Amortization of goodwill                                        3,779             -             -
                 Net reversal of deferred assets-nonallowable deferred charges           (11,565)        (1,122)       (2,289)
                 Gain on derivatives based on fair value                                   4,563          3,414             -
                 Deferred tax effect of U.S. GAAP adjustments                              4,756          2,410         5,946
                 Reversal of tax on revaluation reserve                                     (883)            25            69
                                                                                      --------------- ------------- -------------
               Net income under U.S. GAAP                                                  1,976        163,982        41,195
                                                                                      =============== ============= =============


               Basic and diluted earnings per share under U.S. GAAP                         0.04           3.68          0.93
               Basic and diluted earnings per ADS (*) under U.S. GAAP                       0.08           7.36          1.86
               Average outstanding shares under U.S. GAAP (thousands)                     44,508         44,508        44,508
               Average outstanding ADS (*) under U.S. GAAP (thousands)                    22,254         22,254        22,254


           (*) On June 20, 2000, the Company shareholders approved a reverse split whereby 5,000 old preferred shares now represent one new share. Accordingly, the Company changed the ADR ratio from the previous 1 ADR representing 5,000 preferred shares to 1 ADR representing 2 preferred shares.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
    TO THE COMPANY   (continued)

    22.3. Reconciliation of differences between Brazilian GAAP and U.S. GAAP (continued)

           b. Shareholders' Equity

                                                                                   DECEMBER 31,
                                                                       --------------------------------------
                                                                          2002         2001         2000
                                                                       ------------ ------------ ------------
             As reported in the accompanying financial statements
             under Brazilian GAAP                                       675,640      672,808     554,931
             Different criteria for:
               Monetary restatement of 1996 and 1997                     54,117       60,367       65,687
               Reversal of revaluation reserve                          (66,562)     (11,265)     (11,265)
               Reversal of accumulated depreciation                      18,184        2,700        2,415
                 Capitalization of interest related to exchange           2,367        5,695       10,047
             variation
                 Depreciation of capitalized interest related to
             exchange variation                                          (3,841)      (2,654)      (2,946)
               FAS 142 - Amortization of goodwill                         3,779          -            -
               Net reversal of deferred charges--nonallowable
             deferred charges                                           (16,960)      (5,395)      (4,273)
               Gain on derivatives based on fair value                    7,977        3,414          -
               Reversal of tax on revaluation reserve                     8,625        1,542        1,517
               Other                                                        -          2,473          -
               Tax effect of U.S. GAAP adjustments                      (16,129)     (20,885)     (23,295)
                                                                       ------------ ------------ ------------
             Shareholders' equity under U.S. GAAP                       667,197      708,800      592,818
                                                                       ============ ============ ============


                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
    TO THE COMPANY   (continued)

    22.4     Additional disclosures required by U.S. GAAP

    22.4.1.   Termination benefits

    The Company is required to deposit 8% of the gross salary of each employee to an account under the employee's name for Fundo de Garantia do Tempo de Servico (FGTS - Workers' Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

    Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee's FGTS account (40% to the employee and 10% to the Government), for the period such employee worked for the Company. The total termination compensation actually paid in the years ended on December 31, 2002 and 2001 was R$ 2,838 and R$ 2,210, respectively.


    22.4.2.   Comprehensive income

    Under US GAAP, the Company adopted SFAS N(0) 130, "Reporting Comprehensive Income". Comprehensive income is not different from net income under US GAAP.

    22.4.3   Fair value of financial instruments

    The Company carries out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

    The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term investments, approximates its book value because of the short maturity of those instruments.

    The estimated market value of bank loans, financing and debentures approximates book value based on interest rates as of December 31, 2002 for transactions with similar characteristics.

                         PERDIGAO S.A. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000
               (In thousands of reais, unless otherwise indicated)


22.   SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE
      TO THE COMPANY   (continued)

      22.4  Additional disclosures required by U.S. GAAP  (continued)

      22.4.4.  Other additional information under US GAAP (continued)

                                                                    2002             2001             2000
                                                             ------------------ -------------- ------------------

      Total assets                                               3,001,987          2,473,542      2,293,677

      Property, plant and equipment, net                           984,177          1,010,800        962,514

      Advertising expenses for the year                             40,000             41,000         39,000

      Research and development costs for the year                    3,789              2,994          2,838
