Form 20-F
period 2003-12-31
PERDIGAO SA
filed 2004-06-29
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ ANNUAL REPORT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-15148

PERDIGÃO S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of Incorporation or Organization)

760 Av. Escola Politécnica
Jaguaré 05350-901-São Paulo -SP- Brazil

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Exchange Act	Name of each exchange on which registered
Preferred Shares, no par value per share, each represented by American Depositary Shares	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of PERDIGÃO S.A. as of December 31, 2003 was:

15,471,957 Common Shares, no par value per share
29,180,427 Preferred Shares, no par value per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 ☒ Item 18 ☐.

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166

ii

PART I

INTRODUCTION

Unless otherwise indicated, all references herein (i) to the “Company” or to “Perdigão” are references to Perdigão S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries and (ii) to “Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. As of July 1, 1994, the denomination of the Brazilian currency unit was changed to the real from the cruzeiro real (each real being equal to 2,750 cruzeiros reais at such time), which, in turn, was changed as of August 1, 1993 from the cruzeiro (each cruzeiro real being equal to 1,000 cruzeiros at such time). On May 31, 2004 the commercial exchange rate (sell) was R$3.1291 per U.S.$1.00.

Our audited financial statements at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 (the “Financial Statements”) contained in this Annual Report are presented in reais.

Until December 31, 2000, the basis for presentation of consolidated income statements was prepared on a constant currency basis.

As from the fiscal year ended on December 31, 2001, the income statements presented in the 20-F Reports were prepared in accordance with accounting practices accepted in Brazil (Brazilian GAAP). Starting the same year, the income statements for fiscal years ended on December 31, 2000 and 1999 were also prepared in accordance with accounting practices accepted in Brazil (Brazilian GAAP).

The change in the basis of accounts also affected the presentation of balance sheets prepared according to generally accepted accounting principles in the United States (U.S. GAAP).

Note 21 of the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to the Company, and includes a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

For assessment of market share the Company uses data compiled by AC Nielsen, which provide information on the various segments of the Brazilian market. Perdigão focuses on higher value-added products and stands out in respect to market share in three main segments: specialty meats (sausages, bologna sausages, hams, salamis and others); frozen meats (hamburgers, nuggets, cuts, steaks, meatballs, kibbes and others); and frozen pasta (lasagna, gnocchi and rondelli).

In this report, the reference to “processed products” means specialty meats, frozen meats, frozen entries and appetizers; “elaborated products” means Chester®, turkey and other seasoned products. “Commodities” are defined as seasoned whole and cut chicken, pork cuts and other products in natura (“nonprocessed products”), such as quail, partridge and pheasant. Other processed products include: pasta, pizzas, flaky pastries, pies, cheese bread and frozen vegetables.

Forward-Looking Statements

This Form 20-F contains statements, which constitute forward-looking statements. Those statements appear in a number of places in and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the declaration or payment of dividends, (ii) the direction and future operation of the Company, (iii) the implementation of the principal operating strategies of the Company, including potential acquisition or joint venture transactions or other investment opportunities, (iv) the implementation of the Company’s financing strategy and capital expenditure plans and (v) the factors or trends affecting the Company’s financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements. The accompanying information contained in this Annual Report, including without limitation the other information set forth under the heading “Operating and Financial Review and Prospects,” identifies important factors that could cause such differences.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

On May 21, 2002, the Company engaged Ernst & Young Auditores Independentes S/S (located at Av. Pres. Juscelino Kubitschek, 1.830, 5th to 8th floor - CEP 04543-900  São Paulo - State of São Paulo - phone (55-11) 3523-5200 / Fax: (55-11) 3078-6840) to replace Arthur Andersen S/C, its predecessor, as independent auditors.

On June 1, 2002, the partners and employees of Arthur Andersen S/C, the former auditors of Perdigão S.A., joined Deloitte Touche Tohmatsu Brazil. The audit reports for the financial statements of the Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Annual Report were issued by Deloitte Touche Tohmatsu Brazil.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.            Selected financial data

The selected financial data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been derived from our audited Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report. The selected financial data as of December 31, 2001, 2000, and 1999 and for each of the two years in the period ended December 31, 1999 have been derived from our audited consolidated financial statements and notes thereto, prepared in accordance with Brazilian GAAP which are not included in this Annual Report.

The following paragraphs discuss important features of the presentation of the selected financial information and the Financial Statements. You should keep these features in mind in evaluating the selected financial information and in reading “Item 5th”. Operating and Financial Review and Prospects.”

The Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States (“U.S.GAAP”). See Note 21 to the Financial Statements for a summary of the differences between Brazilian GAAP and U.S.GAAP and a reconciliation to U.S.GAAP of shareholders’ equity as of December 31, 2003, 2002, and 2001 and net income for the years ended December 31, 2003, 2002, and 2001.

CONSOLIDATED INCOME STATEMENT
(All amounts are in thousands of Brazilian Reais by Brazilian GAAP)

	2003	2002	2001	2000	1999

GROSS SALES	4,370,966	3,341,709	2,789,409	2,066,406	1,801,056
Domestic Sales	2,533,101	2,135,761	1,754,564	1,554,022	1,283,904
Exports	1,837,865	1,205,948	1,034,845	512,384	517,152
Tax on Sales	(389,060)	(298,862)	(256,897)	(230,344)	(187,286)
Sales Returns	(156,712)	(125,468)	(98,809)	(72,409)	(40,735)
NET SALES	3,825,194	2,917,379	2,433,703	1,763,653	1,573,035
COST OF SALES	(2,802,321)	(2,103,944)	(1,633,483)	(1,336,000)	(1,112,855)
GROSS PROFIT	1,022,873	813,435	800,220	427,653	460,180
OPERATING EXPENSES	(739,471)	(591,681)	(436,418)	(311,967)	(290,586)
Selling	(682,573)	(554,449)	(400,907)	(284,058)	(267,429)
General and Administrative	(52,964)	(44,773)	(40,274)	(36,081)	(31,844)
Investments in subsidiaries	(1,184)	9,784	7,266	8,449	8,072
Other Operating Income	(2,750)	(2,243)	(2,503)	(277)	615
INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	283,402	221,754	363,802	115,686	169,594
Financial Expenses, Net	(135,398)	(219,207)	(120,752)	(64,229)	(102,396)
INCOME FROM OPERATIONS	148,004	2,547	243,050	51,457	67,198
Nonoperating Results	(2,596)	(223)	(3,987)	1,305	(6,574)
INCOME BEFORE TAXES AND PROFIT SHARING	145,408	2,324	239,063	52,762	60,624
Income and Social Contribution Tax	(12,427)	6,601	(57,168)	(6,580)	(12,562)
Employees Profit Sharing	(7,504)	(693)	(10,838)	—	—
Management Profit Sharing	(1,930)	—	(2,810)	(850)	(900)
INCOME BEFORE MINORITY INTEREST	123,547	8,232	168,247	45,332	47,162
Minority Interest	—	—	—	57	—
NET INCOME	123,547	8,232	168,247	45,389	47,162
Net Income per share (1)	2.776	0.185	3.780	1.020	0.000212
Dividends per share (2)	0.809	0.121	1.134	0.318	0.000059
Dividends per ADS (3) (4)	1.618	0.243	2.268	0.635	0.295
Dividends per ADS (in US Dollars) (3) (4)	0.560	0.069	0.978	0.325	0.165

CONSOLIDATED BALANCE SHEET
(All amounts are in thousands of Brazilian Reais by Brazilian GAAP)

	2003	2002	2001	2000	1999

Cash, Cash Equivalents and Short Term Investments	648,520	904,248	402,976	656,183	343,590
Total Current Assets	1,666,586	1,862,352	1,043,055	1,195,289	750,348
Fixed Income Securities	5,728	47,129	328,249	68,866	324,497
Property, Plant and Equipment	914,974	934,097	903,640	854,931	726,358
TOTAL ASSETS	2,779,008	3,007,234	2,424,094	2,234,012	1,866,940
Total Current Liabilities	1,320,356	1,667,162	1,014,013	921,126	718,543
Bank Loans, Financing and Debentures	584,903	531,421	598,771	611,053	536,228
Shareholder’s Equity	763,187	675,640	672,808	569,728	523,663
Capital Stock	490,000	490,000	415,433	415,433	415,433

U.S. GAAP
Gross Sales	4,370,966	3,341,709	2,789,409	2,066,406	1,801,056
Net Income	98,133	1,976	163,982	41,195	38,157
Net Income per share (1) (4)	2.2048	0.0444	3.6842	0.9255	0.8573
Net Income per ADS (3) (4)	4.4096	0.0888	7.3684	1.8511	1.7146
Average Shares Outstanding (000) (4)	44,509	44,509	44,509	44,509	222,544,442
Average Number of ADS Outstanding (000) (4)	22,254	22,254	22,254	22,254	44,508
Total Assets	2,839,614	3,001,987	2,473,542	2,293,677	1,936,835
Property, plant and equipment, net	946,077	984,177	1,010,800	962,514	828,463
Long Term Debt	584,903	531,421	598,771	611,053	536,228
Shareholder’s Equity	729,330	667,197	708,800	607,615	565,765
Capital stock	490,000	490,000	415,433	415,433	415,433
Cash Dividends per ADS (3) (4)	1.618	0.243	2.268	0.635	0.295
Cash Dividends per ADS (in US Dollars) (3) (4)	0.560	0.069	0.978	0.324	0.165

(1)          Earnings per share are computed under Brazilian GAAP based on the shares issued at the end of each year. Under US GAAP, earnings per share are calculated based on weighted average shares outstanding.

(2)          Dividends are recognized under Brazilian GAAP in the year to which the income relates, although the shareholders do not vote on them until the following year and have the right to change amounts. Under U.S. GAAP, dividends are recorded when the shareholders have approved the dividend amount, but not in an amount less than the minimum required by law.

(3)          Each ADS represented 5,000 preferred shares of the Company as of December 31, 1999.

(4)          On June 20, 2000, Perdigão shareholders approved a reverse split whereby 5,000 old Preferred Shares now represent one new Preferred Share. Additionally, as a result of said reverse split, effective June 26, 2000, Perdigão changed the ADR ratio from one ADR representing 5,000 Preferred Shares to one ADR representing two Preferred Shares. As a result of the change in ratio, there was also a change in the CUSIP number and symbol. Also, there was a mandatory exchange of ADRs whereby existing holders received one new ADR for every two ADRs previously held. Cash-in-lieu was distributed for any fractional ADSs. For U.S. GAAP purposes, the reverse stock split and change in ratio of shares to ADSs has been reflected retroactively in earnings per share and average shares/ADSs outstanding for all periods presented.

Exchange Rates

There are two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The Commercial Market Rate is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The “Floating Market Rate” is the prevailing selling rate for Brazilian currency into U.S. dollars, which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. After implementation of the Real Plan, the Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuação) in which the exchange rate between the real and the U.S. dollar could fluctuate.

On January 13, 1999, Brazilian monetary authorities halted their intervention to maintain the previous system of exchange rate bands underpinned by a specific rate, in accordance with exchange rate controls that pre-established bid and ask rates. As a result of continuous pressure to devalue the Real, the Central Bank allowed a de facto devaluation of the Real of 7.6%, establishing a new exchange rate band of R$1.20 to R$1.32 per US$1.00. Despite this attempt to carry out a limited devaluation, further pressures caused the Central Bank to announce on January 15, 1999, that it would let the Real trade freely on the foreign exchange markets. This decision was confirmed on January 18, 1999, when the Central Bank officially announced its new policy to allow the Real’s value to be determined by the foreign exchange markets, intervening only to limit wide swings in the value of the currency. After this announcement and at the close of business on January 18, 1999 the Commercial Market Rate was R$1.5384 per US$1.00. On December 31, 2002 the Commercial Market Rate was R$3.5333 to US$1.00. Due to the elections in 2002, the Brazilian market suffered instability and as a result of this, the exchange rate increased 52% in the year compared to 2001. On December 31, 2003 the foreign exchange rate was R$2.8892 to US$1.00 and the exchange rate decreased 18.23% in the year compared to 2002. On May 31, 2004 the commercial exchange rate (sell) was R$3.1291 per U.S.$1.00, resulting in an exchange rate increase of 8.30% compared to December 31, 2003. The fluctuations in relation to the exchange rate may continue to occur, both in relation to a new currency devaluation as well as a valuation of the exchange rate in relation to the Real.

The following table sets forth information on prevailing Commercial Market Rates for the periods indicated.

Commercial Rates

Year Ended December 31	Low	High	Average(1)	Period-end

1999	1.2078	2.1647	1.8142	1.7890
2000	1.7205	1.9847	1.8298	1.9554
2001	1.9422	2.8007	2.3521	2.3204
2002	2.2709	3.9552	2.9203	3.5333
2003	2.8219	3.5637	3.0711	2.8892

(1)           Represents the average of month-average exchange rate during the relevant period.

Exchange rate information with high and low exchange rates for each month during the previous six months:

	Low	High	Period-end

Dec/03	2.8893	2.9434	2.8892
Jan/04	2.8022	2.9409	2.9409
Fev/04	2.9042	2.9878	2.9138
Mar/04	2.8812	2.9410	2.9086
Apr/04	2.8743	2.9522	2.9447
May/04	2.9569	3.2051	3.1291

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

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

Certain Risk Factors Relating to the Company

Raising Animals and Meat Processing is subject to a variety of risks, which could have an adverse impact on the Company’s operations

The Company’s operations involve raising animals, which is subject to a variety of risks, including disease, contamination, consumer health concerns and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of the Company’s products and therefore could have a significant impact on its operations. The Company’s sales are dependent on consumer preferences, and the loss of consumer confidence in the products sold by Brazilian producers as a result of disease or contamination of the Company’s products, could have a material adverse effect on the Company’s results of operations. Perdigão has one of the most complete traceability systems in the Brazilian market. This system allows it to identify a product from its origins and track it through the entire processing chain within a maximum of 24 hours using bar coding printed on the packaging. Code scanning reveals the full detail of each production stage (from information on the producer, parents, animal feed, medication, quality testing and temperature control during transportation, among others). This information is totally computerized for storage in the SAP management system. While on the one hand the consumer is assured of greater food safety, on the other, the Company gains in response time for implementing the necessary actions and the ability to take corrective measures when necessary.

Prices in the foodstuffs industry are highly cyclical and volatile, and downturns in prices could adversely affect the Company’s results

The Brazilian foodstuffs industry, like the processed food industry in other countries, has been characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. The Company believes that Brazilian and export prices for its product line are likely to remain volatile and subject to cyclical variation. There can be no assurance that the Company’s results will not be adversely affected by future downturns in real prices.

Feed Costs are volatile and increases in the costs of corn and soybeans, among other ingredients, could adversely affect the Company’s results

The largest single component of the Company’s cost of sales is raw material used in the preparation of feed. The price of most of the Company’s feed ingredients, corn and soybean, is subject to volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices and harvests of these commodities in the international market, among other factors. So as to reduce the impact of an increase in the price of raw materials – corn and soybean – on the production costs of its products, the Company tries to protect itself in various ways.  Perdigão has a production unit located in the Mid-West region of Brazil, where grain prices are lower than the market average; the Company invests in the maintenance of a regulatory stock of grains, so as to be protected in periods of high prices; search for operational excellence, which grants Perdigão a competitive cost structure; comprehensive negotiation with producers in order to obtain advantageous contracts to the Company. However, we cannot state that severe variations in the costs will not affect the Company´s results.

The Company faces competition from other Brazilian and foreign producers, which could adversely affect the Company’s performance

The Company faces competition from other Brazilian producers in the domestic markets in which it sells its products, and from other world producers as well in the export markets in which it sells its products. There are other major vertically integrated Brazilian producers that compete with the Company. To varying degrees, these companies have greater financial resources and strengths in particular product lines and regions. The Company expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic scope. Accordingly, there can be no assurance that the Company’s performance will not be adversely affected by increased competition.

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

The industrial units have been constructed in accordance with the prevailing legislation that sets standards for effluent disposal into the environment. As part of its integrated management structure, Perdigão has technicians, trained in risk and waste management, who can be called on to act in case of emergencies.

The Company is controlled by a defined group of entities, having control over important corporate decisions

The Company is controlled by seven pension funds that act together pursuant to a shareholders’ agreement and on March 31, 2004, had an aggregate 79.67% of the Company’s outstanding voting Common Shares and 33.22% of the Company’s non-voting Preferred Shares. The shares of the Company are traded on the São Paulo Stock Exchange. The Preferred Shares and the Preferred ADSs are not entitled to vote at meetings of shareholders, except in limited circumstances. This means that preferred shareholders are not entitled to vote on corporate transactions, including mergers or consolidations of the Company with other companies. In addition, the pension funds have the ability to determine the outcome of any action requiring shareholder approval, including transactions such as corporate reorganizations, change of control transactions and the timing and payment of future dividends.

One of the objectives of the Company is to decrease sales concentration on large customers, in order to prevent potential adverse effects should any of these clients significantly reduce the volumes of their purchases from the Company, thus affecting its gross revenues and operating income.

Perdigão has strengthened its presence in the domestic market with the implementation of two projects in the main capital cities; the first one, the Bandeirantes Project is developed in São Paulo, and the second one, the Novo Rio Project, is established in Rio de Janeiro. By doing this, the Company increased its market share and the distribution of its products in the small stores and food service markets, preventing the concentration of sales in major supermarket chains in Brazil.

In the export market Perdigão has advanced its International Project, and increased its presence in Europe, through a sales office in Holland, and prospecting of new markets and clients, promoting distribution of its products to 90 countries.

These measures helped decrease the concentration of sales to the ten major customers to 21.4% of the gross sales in 2004, against 25.2% in 2003, aiming to prevent potential adverse effects in case any of these clients significantly reduced the volumes of their purchases from the Company, thus mitigating the impact on gross sales and operating income.

The Company’s ability to export could be adversely affected by port labor disputes and disruptions and by import restrictions

The Company’s ability to export is dependent, in part, on factors beyond its control, including the lack of transport facilities because of strikes or other causes, or the enactment of Brazilian laws or regulations restricting exports in general or its products in particular. In addition, regulatory authorities in various countries have in the past imposed, and in the future may impose, import restrictions on Brazil’s exports, based on health and sanitary standards. Any of these could materially adversely affect the Company’s revenue and operating income.

Risks Relating to Brazil

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on the Company’s business and the market price of the preferred shares.

The Brazilian government intervenes in the Brazilian economy and occasionally makes changes in policy. The government’s actions to control inflation and effect other policies have often involved wage and price controls, changes in the domestic interest rates, currency devaluations, capital controls, and limits on imports, among other things. The Company’s business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as:

•      currency fluctuations;

•      inflation;

•      price instability;

•      interest rates;

•      tax policy; and

•               other political, diplomatic, social and economic developments in or affecting Brazil.

The Brazilian Government’s actions to maintain economic stability as well as public speculation about possible future actions may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian Securities Market.

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

On July 1, 1994, the Brazilian government introduced the new currency, the real. Since the introduction of the real, Brazil’s inflation rate has been substantially lower than in previous periods. The annual rates of inflation, as measured by the General Price Index (IGP-M) of Fundação Getúlio Vargas, were:

Year	Rate of Inflation
1993	2,567.46%
1994	1,246.62%
1995	15.25%
1996	9.20%
1997	7.74%
1998	1.78%
1999	20.10%
2000	9.95%
2001	10.38%
2002	25.30%
2003	8.71%

There can be no assurance that recent lower levels of inflation will continue. Brazil may experience high levels of inflation in the future. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation. Accordingly, periods of substantial inflation may in the future have material adverse effects on the Brazilian economy, the Brazilian financial markets and on the Company’s business, financial condition and results of operations.

Fluctuations in the value of Brazil’s currency against the value of the U.S. Dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the company’s financial condition and results of operations and, consequently, the market value of the preferred shares and ADSs.

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

Restrictions on the movement of capital out of Brazil may hinder investors’ ability to receive dividends and distributions on, and the proceeds of any sale of, the preferred shares.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors, of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

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

Developments in other emerging markets may adversely affect the market price of the Preferred Shares and ADSs

The market price of the Preferred Shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions may differ in each country, investors’ reaction to developments in one country can have an effect on the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, declined significantly. For example, the economic difficulties of Ecuador and Turkey, the Asian economic crisis, the 1998 Russian debt moratorium and the devaluation of the Russian currency, and the crisis in the Argentine economy have triggered market volatility in the securities market of Brazil and other emerging market countries.

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

Enforcement of Civil Liabilities may be difficult

The Company is organized under the laws of Brazil. All of the Company’s directors and officers and many of its advisors reside in Brazil and substantially all of the assets of these persons and of the Company are located in Brazil. There is no treaty between the United States and Brazil regarding the reciprocal enforcement of judgments. As a result, it may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Similarly, it may not be possible to enforce judgments of non-Brazilian courts, including judgments predicated on civil liability under the U.S. securities laws against the Company or its directors and officers.

Brazilian counsel has advised the Company that Brazilian courts will enforce judgments of U.S. courts for civil liabilities predicated on the U.S. securities laws only if the judgment satisfies certain requirements imposed by the Brazilian Federal Supreme Court. The foreign judgment will be enforceable in Brazil if:

•                                          it fulfills all formalities required for its enforceability under the laws of the country that granted the foreign judgment;

•                                          it is for the payment of a certain sum of money;

•                                          it was issued by a competent court after service of process was properly made on the Company in the jurisdiction where the judgment was awarded;

•                                          it is not subject to appeal;

•                                          it is authenticated by a Brazilian consular office in the country where it was issued and is accompanied by a sworn translation into Portuguese; and

•                                          it is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision, which for any reason would not be upheld by the courts of Brazil.

Brazilian counsel has also advised the Company that:

•                                          as a plaintiff, a holder may bring an original action predicated on the U.S. securities laws in Brazilian courts and that Brazilian courts may enforce liabilities in such actions against the Company, its directors, and certain of its officers and advisors;

•                                          if a holder resides outside Brazil and owns no real property in Brazil, such holder must provide a bond to guarantee court costs and legal fees in connection with litigation in Brazil; and

•                                          Brazilian law limits the ability of a judgment creditor of the Company to satisfy a judgment against the Company by attaching certain of its assets

ITEM 4.  INFORMATION ON THE COMPANY

A. History and development of the company.

Corporate History

The Company was established in 1934, under the name Ponzoni, Brandalise e Cia, in the southern Brazilian State of Santa Catarina by Saul Brandalise and remained under the Brandalise family’s management until September 1994. During the Company’s 70 year history, it has diversified its activities and its primary markets. In 1940, the Company expanded its operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1970’s, the Company expanded the distribution of its products to include international sales. From 1980 through 1990, the Company commenced a series of acquisitions in the poultry and pork processing business as well as through investments in other industries. From 1990 through 1993, the Company incurred substantial losses, because of an increase of expenses, minimal investments in product development, limited capacity expansion, and limited marketing of the Company’s products.

In September 1994, the Company faced a liquidity crisis, as a result of which the controlling shareholders of the Brandalise family sold their interest consisting of 80.68% of the voting capital and 65.54% of the preferred non-voting shares, to a group of eight Brazilian pension funds (the “Pension Funds”) and Bradesco Companies.(1) The Pension Funds comprised: (i) PREVI- Caixa de Prev. Func. Banco do Brasil, the pension fund of Banco do Brasil S.A.; (ii) Fund. Telebrás Seg. Social - SISTEL, the pension fund of Telebrás; (iii) PETROS - Fund. Petrobrás Seg. Social, the pension fund of Petrobrás; (iv) Real Grandeza Fund. de Ass. Prev. Soc., the pension fund of Furnas; (v) Fund. Assist. Prev. Social do BNDES-FAPES, the pension fund of Banco Nacional de Desenvolvimento Econômico e Social - BNDES; (vi) PREVI-BANERJ - Caixa de Prev. dos Func. do Banerj, the Pension Fund of Banco do Estado do Rio de Janeiro S.A.; (vii) VALIA - Fund. Vale do Rio Doce, the pension fund of Cia. Vale do Rio Doce; and (viii) TELOS - Fund. Embratel Seg. Social, the pension fund of Embratel.

The Company believes that the transfer of ownership from the Brandalise family to the Pension Funds provided it the opportunity to refocus the business of the Company and to maximize profits. The Pension Funds hired a new team of executive officers who restructured management, implemented capital increases, and proposed and implemented modernization and improvement programs, including the Optimization Project and the Agroindustrial Complex in Rio Verde, Goiás State. The new management of the Company promoted extensive corporate restructuring, reducing the number of affiliated companies from thirteen to three, during 1994 to 1997, and sought out and infused the Company with capital to reduce high-interest debt. In 2003 Telos – Fund. Embratel de Seguridade Social sold 0.82 % of its common shares to Fund. Assist. Prev. Social do BNDES – FAPES and the remaining of its shares on the stock exchange, the sale totaling 1.51% of the total capital of the Company. As of March 31, 2004, the Pension Funds held an aggregate 79.67% of the Company’s outstanding voting common stock and 33.22% of the Company’s non-voting preferred stock. The Company’s common stock and preferred stock are listed on the São Paulo stock exchange and the ADRs on the New York Stock Exchange.

Corporate Structure

On June 27, 1997, shares of the then-existing holding company of the Perdigão Group, Perdigão S.A. Comércio e Indústria were exchanged for shares of the Company on a one-for-one basis. In addition, Perdigão S.A. Comércio e Indústria merged with Perdigão Agroindustrial S.A. and Perdigão Avícola Rio Claro Ltda., two of the Company’s subsidiaries, and changed its name to Perdigão Agroindustrial S.A. (“Agroindustrial”), which is currently the surviving operating company, responsible for the production of poultry and pork products. Currently, the Company is a holding company (see table – Investments in Subsidiaries).

On February 3, 2000, Agroindustrial and Batavia S.A., a subsidiary of Parmalat Brasil S.A. Industria de Alimentos, signed a memorandum of understanding for the joint participation in Frigorifico Batavia S.A., a company formed to own and operate the meat products division of Batavia S.A. using the Batavo brand name and with an estimated shareholders’ equity of R$42 million. Agroindustrial owned 51% and was responsible for the management of this new company, while Batavia S.A. held 49% of the capital. Agroindustrial was granted the right to acquire an additional participation in the mid-term future. In April 2000, the Company paid R$21 million to Batavia S.A. for the acquisition of 51% interest in Frigorifico Batavia S.A.. On March 16, 2001, Perdigão Agroindustrial S.A. acquired the remaining 49 percent of the Frigorífico Batávia S.A. After the acquisition, Frigorifico Batávia S.A. was merged into Perdigão Agroindustrial S.A., on March 26, 2001.

(1)           The Bradesco Companies have 8.9% of the Common Shares and 3.48% of the Preferred Shares, totaling 5.3% of the capital.  The principal line of business of the Bradesco Companies is banking, Bradesco Bank being one of the largest private banks in Brazil.  Other entities of the Bradesco Companies participated as follows:  Banco Bradesco S.A. ; Bradesco Previdência e Seguros S.A.;  Bradesco Capitalização S.A;  Fundo Bradesco Templeton V.L. Fdo. I Ações; Bradesco Vida e Previdência S.A.; Bradesco IBX Plus FIA; Bradesco Inst. IBX Ativo FIA;  Bradesco FIA Small Cap,; Bradesco BJ FIA Number One; Bradesco BJ FIA Investor.  The Bradesco Companies are not parties to the Shareholders’ Agreement.

On April. 25, 2001, the Company and Sadia S.A., the Company’s primary domestic competitor in the poultry and pork sectors in Brazil, agreed to form an export trading company that would act exclusively abroad, with the intent of increasing national exports of pork and poultry to emerging markets that are seen as having high business potential for Brazilian food products - Eurasia. BRF Trading Company was formed in October 2001, headquartered in São Paulo, São Paulo State, and was 50% owned by each of the Company and Sadia S.A. On October 28, 2002 Perdigão acquired the shares held by Sadia S.A. in the capital of BRF Trading S.A., whereupon this became BFF Trading S.A. (Brazilian Fine Foods), a wholly owned subsidiary of Perdigão. On April 8, 2004, BFF Trading S.A.was renamed Perdigão Trading S.A.

Perdigão has subsidiaries, as shown in the table that follows, that support its sales operations and provide assistance to customers. The international competitiveness program initiated by the Company in 2000 continues to be implemented with the object of strengthening the Company’s presence in the international markets.

Investments in Subsidiaries:

As of December 31, 2003:

	Country	Participation in capital
Perdigão Agroindustrial S.A.	Brazil	100.00%
Perdigão Export Ltd.	Cayman Islands	100.00%
Perdigão UK Ltd.	England	100.00%
Perdigão Holland BV	Netherlands	100.00%
Perdigão Overseas S.A.	Cayman Islands	100.00%
PDA Participações Ltda	Brazil	100,00%
Crossban Holding GMBH	Áustria	100,00%
Perdix International Foods Comércio Internacional Ltd.	Portugal	100,00%
PRGA Participações Ltda.	Brazil	100,00%

The Companies PDA Distribuidora de Alimentos Ltda, Highline International Ltda., Perdigão Trading S.A. (formerly BFF Trading S.A.) and BFF International Ltd., do not currently have operating activities.

Expansion Programs

The Company implemented in 1995 an aggressive program to increase production of existing plants by modernizing and expanding its production facilities, improving its information systems and its logistic systems to increase transportation efficiency and to reach new markets through new lines of products and expand its production capacity through the construction of the Rio Verde Agroindustrial Complex in Goias, reaching full capacity in 2003.

The total amount of investments between 1995 and 2003 reached R$1.1 billion. These projects allowed for a sustained yearly growth of 13.5%, on average, taking into account the 1,020,000 thousand tons per year production capacity of meats attained in 2003 compared to 321,000 tons per year in 1994. These projects are as follows:

•                  Optimization Project

In 1995, the Company implemented the Optimization Project, which was designed to increase the Company’s production capacity by 50% and sales by 60% by the end of 1998. These targets were exceeded. Production capacity was increased from 321,000 tons of meat products in 1994 (before the Optimization Project was started) to 510,000 tons in 1998 (after completion of the Optimization Project). Sales volumes increased from 312,000 tons of meat products sold in 1994 to 526,000 tons in 1998, which represents an increase of 68.6%. The Optimization Project consisted of modernizing the Company’s pork and poultry processing plants, modernizing, expanding and improving its feed mills, improving information systems and expanding the Company’s distribution and logistical operations.

The Optimization Program cost R$272 million. The Optimization Project was financed, in part, by two loans from the International Finance Corporation (the “IFC”) and from Banco Nacional de Desenvolvimento Econômico e Social - BNDES, the Brazilian State development bank (“BNDES”). The IFC A Loan, is a 10-year loan, in an amount of US$35 million, and the IFC B Loan is a seven year loan, in an amount of US$20 million. The average interest rate is 4.06% per annum. The BNDES loan is an eight-year loan, in an amount of R$109.6 million. The average interest rate is the Brazilian long-term rate known as TJLP plus 3.74% per annum. The TJLP is calculated quarterly taking into account the yearly average rate of return of public external debt instruments and that of domestic federal debt issues. The rate remains valid for the three months period after its publication. The TJLP was last updated on April 1, 2004 and the annual rate is 9.75%.

•      Expansion 2003 Plan

In 1997, the Company implemented an expansion plan (the “Expansion 2003 Plan”) . Through the Expansion 2003 Plan, the Company constructed a wholly-integrated system with feed mills, poultry and hog slaughtering and poultry and hog processing in a facility in Rio Verde, in the State of Goiás, located in central Brazil, called the Rio Verde Agroindustrial Complex. The total amount invested in this project reached R$399 million, from 1997 to 2003. The funds invested were both internally generated and borrowed from the BNDES. The total amount of the project’s cost financed by BNDES is approximately R$179.6 million, disbursed as of March 31, 2004. The BNDES loans are real and currency basket-denominated. The real loans bear interest at TJLP plus 3.34% per annum and the average interest rate on the currency basket is 11.35% per annum.

In addition to the Rio Verde Agroindustrial Complex, in September 1999 the Company’s Board approved several other investments related to new segments and frozen food products, which were included in the Expansion 2003 Plan and implemented in the 1999 – 2003 period. Together, these projects represent R$372 million in the period 1997-2003. These investments represented the construction of production plants that provided the Company the ability to produce, sell and distribute or expand the actual production, sales and distribution of several other lines of frozen food products such as: turkey, frozen pasta, frozen entrees, pizzas, pies, flaky pastries, frozen vegetables, cheese bread and others. The Company believes that these investments are allowing for the consolidation of its transformation to a food company that produces, processes and distributes meats and other processed products in the domestic market and exports its products for more than 90 countries in the world. BNDES financed R$98.8 million of these investments, at a cost of TJLP plus 3.79% p.a.

The acquisition of the Batavo meat business was fully funded by internal cash generation. New frozen products (such as frozen pasta, pizza, cheese bread, pies, flaky pastries, etc.) received investments from BNDES, under the FINAME and POC/FINEM program, that reached R$ 11.7million. From 1997 to 2003 the Company spent R$429 million on these new projects. The acquisition of Frigorífico Batávia S.A. is included in this amount.

•                  Programmed Investments – 2004 –2006

In line with the growth strategy designed by the Company, Management established the amount of investments to be made in 2004 at around R$ 80 million, of which R$12 million to be applied in the Rio Verde Agroindustrial Complex, in Goias, and the remaining R$68 million to be used in new projects, in the implementation of new product lines, improvement and productivity increase projects.

On April 2 2004, the Company announced the expansion of its Rio Verde Agroindustrial Complex in the state of Goiás, at an estimated investment value of R$ 170 million, to be completed between 2004 and 2006. This amount includes the Company’s capital expenditures in fixed assets and working capital as well as integrated outgrowers’ investments. In the approved 2004 capital expenditures budget, the amount allocated for the expansion of the Rio Verde unit being already included.

The graph below demonstrates the investments made since 1995 and the increased capacity generated up to 2004:

Increase of Production Capacity

Capacity	1994	2000	2003	2004*	% Ch. 2003/2004
Poultry Slaughter (thousand heads/week)	2,715	6,540	9,000	9,550	6.1
Hog Slaughter (thousand heads/week)	22	44	64	68	6.3
Poultry Meats (thousand tons/year)	162	409	570	621	8.9
Pork Meats (thousand tons/year)	159	306	450	465	3.3
Total Meats (thousand tons/year)	321	715	1,020	1,086	6.5

* Estimated

Business Strategy

The Company’s main strategy is to focus on the growth of the protein-rich meats business and other related food products, for distribution by Perdigão through its existing distribution chain for refrigerated and frozen products. The Company believes that its important role in the development of the meat industry in Brazil, its extensive knowledge of the markets in which it operates, its market position, its nationwide frozen and refrigerated distribution network, the strength of its brand-name, the quality of its management, the implementation of the international competitiveness projects, and value added projects, provide it with the ability to achieve its strategic objectives.

In line with the growth strategy designed by the Company, Management understands that the estimated investments for 2004 permit an increase of 10% of the Company´s total volume, the domestic market representing 5% and the international market above 15%. The principal elements of the Company´s strategy are to:

• Expansion of the Rio Verde Agroindustrial Complex (2004 – 2006) - The Company announced the expansion of the Rio Verde Agroindustrial Complex, in Goias, between 2004 and 2006, which will enable the Company to continue the sustained growth of the past 10 years. This expansion in the Rio Verde unit will increase the volume of poultry slaughter from 280 thousand heads/day to 330 thousand heads/day and of hog slaughter from 3,500 heads/day to 4,000 heads/day. The build-up in capacity of the processed product lines will be gradual and includes the installation of frankfurters and breaded product lines.

• Maintenance of the export levels between 40% to 50% of net annual sales - Competitiveness of Brazilian poultry and pork meats provides the Company with excellent alternative markets, economies of scale and cheap export financing. Perdigão was the first Brazilian company approved by the EFSIS as qualified to sell poultry processed products directly to European consumers. The long-term objective of the Company is to maintain export levels between 40% to 50% of net revenues. Avian influenza has created great opportunities in the international market and allowed an increase in Brazilian chicken exports in 2004, which may exceed 50% of net sales.

• Improvement of the third-party capital index in relation to the EBITDA - The strategy to reduce investments, optimize working capital with the necessary controls and the anticipation of cash through the securitization of the Perdigão Credit Rights Investment Fund (Perdigão FIDC), resulted in an adequate capital structure, the net debt reached two times EBITDA on December 31, 2003, which shall be maintained.

• Consolidation of Total Quality Program and Environmental Management - The Total Quality Program, already consolidated, contributes to the constant and gradual development of management focused in sharing responsibilities and in the active participation of employees. Among the actions developed in the environmental area, in 2003 the highlight was the certification of the two Marau units (State of Rio Grande do Sul) in the Integrated Management System (SGI). This system is based on international standards that certify excellence in three vital segments: production process quality, handling of environmental resourses and health and safety in the workplace policies. In Marau, the system was certified with ISO 9001:2000 (quality management) and ISO 14001:1996 (environmental management) and OHSAS 18001:1999 (health and safety in the workplace) awarded by Bureau Veritas Quality International. The Salto Veloso and Capinzal (both in the State of Santa Catarina) units also have the ISO 9001 certification. And, because of the large volumes exported to Europe, Capinzal (SC) and Marau (RS) have the EFSIS certification, awarded by European Food Safety Inspection System. These achievements enable the Company to sell its products to the most diversified and demanding markets.

• Implementation of projects that allow for competitive differentials and add value - The Company is implementing a series of projects, as described below, which will start maturing this year and that as expect to contribute positively to its results:

•                  Internationalization – the purpose being greater penetration and expansion into new markets and increasing the customer base;

•                  MVP – More Value Perdigão – a management tool that seeks to add value through the better management of employed capital and the improvement of results;

•                  Optimization of industrial and administrative processes – for the rationalization of Company systems;

•                  Technological development of industrial processes – to enhance productivity gains;

•                  Warehouse Management – which consists in inventory monitoring at the industrial units and distribution centers, in addition to the Inventory Management Project for controlling sales, wastage and returned merchandise, and the administration of the products portfolio;

•                  Corporate Finance Management (CFM/Analyser/BPS – SAP) – for risk control and analysis of financial operations and simulation of planning scenarios;

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

The per capita consumption of poultry in Brazil has increased steadily since the implementation of the Real Plan in July 1994. This increase is the result of increased disposable income, government and market promotion, and lower real prices. Poultry consumption per capita in Brazil has increased substantially from 2.3 kg in 1975 to 32.2 kg in 2003(2). The Brazilian per capita consumption of poultry meat is expected to grow at around 5% in 2004, on account of relatively favorable prices and consumers’ preference for white meat.

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

The international poultry market is dominated by a small number of countries including the United States, Brazil, European Union and Thailand as exporters and Russia, Japan, European Union and Saudi Arabia as importers. The three largest poultry producers are the United States, China and Brazil. Brazil is well positioned to compete efficiently in the international markets. The Brazilian poultry export market is divided into the following areas: (i) poultry dark meats are sold to the Far East as specialty cuts; (ii) whole grillers, a commodity product, are sold to buyers in the Middle East, Africa, Americas and Eurasia; (iii) white meat, specialty cuts and elaborated/processed products are sold in Europe and (iv) poultry dark meats are sold in Eurasia. In 2003, Brazil exported approximately 1.9 million tons of poultry, the second largest export volume in the world after the United States. The raw materials for poultry feed include soybean and corn. Brazil is the second largest producer of soybean after the United States and third largest producer of corn after the United States and China. Brazil has a superior climate for poultry production and the domestic market provides valuable economies of scale. According to a study by the World Bank, Brazilian producers enjoy low cost raw materials and highly efficient vertically integrated production which make them among the lowest cost producers among the world’s major poultry exporting countries. Offsetting these advantages are the lack of government subsidies, an antiquated port structure, high freight costs and the large distances between Brazil and its main export markets. The fact that poultry meat consumption has become increasingly popular at world level caused an increase in production in various countries, thus maintaining a high availability of products to be offered in the international market.

Authorities in several countries have imposed import restrictions on various meat products. Although import restrictions are theoretically based on health and sanitary concerns, often such restrictions are used as political and economic barriers to free trade.

Pork

Pork meat ranks third in consumption in Brazil, but remains significantly below the per capita consumption of beef and poultry meat. However, the average growth rate of pork meat consumption per capita in the last five years was 4.4% per year, similar to the growth rate of poultry consumption (4.5%) and above that of beef (-1.2%). In 2003 the consumption per capita of pork meat in Brazil remained at 12.4 kg. The Brazilian pork export meat are direct to Russia, Hong Kong, Argentina, Uruguay and others. The Company believes that there is a large export market for pork products from Brazil. The increase in exports is difficult in this market, however, because the authorities in several countries have imposed import restrictions on various meat products. For example, foot and mouth disease is an acute infection of cloven hoofed animals present in many countries in the

(2)                                  Source: ABEF

world. The disease is highly contagious and therefore can be spread over great distances through contaminated animals or products. The State of Santa Catarina was declared region free of “foot and mouth” disease without vaccination, while Center West and the State of Rio Grande do Sul were declared regions free of “foot and mouth” disease with vaccination. Nevertheless, pork exports are limited to some 10 countries.

The following table presents the consumption estimates of poultry and pork in major world markets in 2003:

WORLD POULTRY, AND PORK CONSUMPTION
(in millions of tons)

	Poultry				Pork
	2004(2)	2003(3)	2002	2001	2004(2)	2003(3)	2002	2001
World	58.13	57.02	56.81	55.19	88.97	87.55	85.70	82.82
USA	15.31	14.83	14.59	13.83	8.89	8.83	8.68	8.40
China	9.91	10.07	9.56	9.25	45.73	44.47	43.20	41.80
EU	7.88	7.79	7.88	8.12	16.73	16.75	16.62	16.24
Brazil	6.10	5.83	5.96	5.44	2.06	1.96	1.98	1.92
Mexico	2.99	2.81	2.58	2.47	—	—	—	—
Russia	1.77	1.81	1.87	1.76	2.32	2.31	2.43	2.12
Japan	1.67	1.84	1.83	1.80	2.59	2.37	2.38	2.27

Source: USDA - March 2004 - (1) including chicken, special poultry and turkey (2) estimates (3) preliminary data.

Production Process

Poultry

Perdigão is a producer of meat and poultry products: Products include chickens, turkeys, quail, partridges and Chester®. The main products of the poultry line are frozen and seasoned whole and cut chicken, and other processed products such as specialty and frozen meats.

The Company is involved in each phase of the production process of its poultry. It owns two grandparent stock farms where a great part of its breeding flock of egg-producing chickens is raised.

In 2003 the Company maintained an average breeding stock of 2.5 million breeders that produced 542 million of hatchable eggs.

The day-old chicks required to supply demand are produced in self-owned hatcheries. In 2003, 462.5 million chicks were produced, including broilers, turkeys and Chester®.

The chickens are raised by Perdigão’s integrated outgrowers. These outgrowers work under legal partnership and are responsible for managing and growing the poultry under the supervision of the Company’s inspectors and veterinarians.

In return for this partnership, the Company retains its own share of the poultry raised and buys the share of the integrated outgrower. Payment is based on performance rates determined by bird mortality and the feed-to-meat ratio. The fee paid to the integrated outgrowers should cover their production costs including labor, and their net profit. The Company has partnership agreements with approximately 4,123 integrated poultry outgrowers. Many of them are also farmers that produce and sell corn to the Company for feed production. In addition to one-day chicks the Company provides the outgrowers with veterinary and technical support to see them through the breeding cycle of the poultry until they reach slaughtering age.

Perdigão developed the Chester® that has the best yield of breast and legs. For the genetic improvement of this breed the company signed a technological agreement in 2004 with Cobb Vantress, holder of vast knowledge in this area, to take over the management of the line used for production of the Chester® poultry. Perdigão looks after all the other phases of the chain, from raising to distribution, maintaining the Chester® trademark and its respective line of products.

Perdigão owns a turkey slaughter house with a processing capacity of 21,000 heads/day. Part of the eggs is produced in two of the Company’s own farms and the rest is produced by integrated outgrowers. Hatching takes place in Company-owned facilities and growing is carried out by integrated outgrowers.

As of December 31, 2003 the Company had a slaughtering capacity of 9 million heads per week in its six slaughter houses, all of which are automated and have a processing capacity of more than 570,000 tons per year of poultry products. Upon completion of the Expansion 2003 Plan, the Company had a slaughtering capacity 39% higher than that registered in 2000, which was of 409,000 tons per year of poultry meat.

The Company believes that its capacity to slaughter poultry in 2004 will reach 9,550,000 heads per week and that poultry production will reach 621,000 tons per year.

Pork

Approximately 85% of the Company’s total pork production is used to produce its value-added line of processed meats such as hams, salamis, sausages, and bolognas, and the remaining 15% are sold as unprocessed pork products, such as unprocessed cuts like sirloin, ribs, whole carcasses and other cuts.

Of the total hogs slaughtered by Perdigão in 2003, 93% was produced by owned production, that is, using systems whereby the Company controls the production process.

For its pork production the Company has partnership agreements with outgrowers similar to those used for its poultry production. Perdigão has a partnership agreement for the production of parent-breeding stock with Agroceres, Dalland, Agropecuária Imbuial and Master Agropecuária, that are specialized in breeding stock multiplication, supplying these to Perdigão and its integrated outgrowers.

On December 31, 2003, Perdigão had agreements with 1,663 integrated outgrowers for production of piglets to supply the slaughtering needs of the Company.

The Company had a hog slaughtering capacity of 64,000 heads per week in 2003 compared to 44,000 heads per week in 2000, a 45% growth, a processing capacity of 450,000 tons per year of pork and beef products, compared to 306,000 tons per year in 2000, an increase of 47%.

The Company forecasts for 2004 that the hog slaughtering capacity will reach 68,000 heads per week and that pork and beef meats production will be around 465 thousand tons per year.

The Company supplies all feed consumed by the poultry and pork raising farms as well as necessary medication, technical assistance and genetic material. In 2003 the Company produced 2,8 million tons of feed in seven of its own plants, and two leased plants.

Beef

The Company purchases raw material for its beef production from the market and does not raise nor does it slaughter cattle in its facilities. The Company uses beef products for the production of hamburgers, kibes, meatballs and ready-to-eat meals. Since the sales of beef products are not significant, the Company consolidates its sales of beef and pork products.

Industrial Units

The principal properties of Perdigão consist of installations for the manufacture and distribution of food products. The following is a list identifying the location and the activities:

Distribution Centers	Outsourced Distributors
Bauru (SP)	Apucarana (PR)
Belo Horizonte (MG)	Belém (PA)
Brasília (DF)	Campos dos Goytacazes (RJ)
Campinas (SP)	Cuiabá (MT)
Cubatão (SP)	Juiz de Fora (MG)
Curitiba (PR)	Nova Friburgo (RJ)
Florianópolis (SC)	Porto Velho (RO)
Fortaleza (CE)	Presidente Epitácio (SP)
Manaus (AM)	Rio Branco (AC)
São José dos Pinhais (PR)	Vilhena (RO)
Porto Alegre (RS)
Recife (PE)
Rio de Janeiro (RJ)
Rio Verde (GO)
Salvador (BA)
São Paulo (SP)
Videira (SC)
Vitória (ES)

Industrial Unit	Quantity	Activities
Capinzal (SC)	2	Poultry Slaughtering (including Chester) / Poultry and Pork Processing
Carambeí (PR)	1	Pork and Poultry Slaughtering (including Turkey) / Chicken, Turkey and Pork Processing
Herval D’Oeste (SC)	1	Pork Slaughtering / Pork Processing
Lages (SC)	1	Pasta, Pizza and Cheese-Bread Processing / Beef Processing
Marau (RS)	3	Poultry and Pork Slaughtering / Poultry and Pork Processing
Rio Verde (GO)	1	Poultry and Pork Slaughtering / Poultry, Pork, Pies and Flaky Pastries Processing
Salto Veloso (SC)	1	Poultry, Pork and Beef Processing
Serafina Corrêa (RS)	1	Poultry Slaughtering
Videira (SC)	2	Poultry and Pork Slaughtering / Poultry and Pork Processing

Sales

The Company sells its meat products domestically and internationally. Using technological advances, the Company develops and sells a large variety of poultry and pork products, each with its own flavor and aroma. The Company sells more than 1,000 different products in the domestic market and abroad.

Of the Company’s total net sales revenues whole chickens in the domestic market accounted for 0.2%, poultry cuts in the domestic market accounted for approximately 2.8%, and poultry processed/elaborated products in the domestic market accounted for approximately 10.6%. Export of poultry (cuts) products accounted for approximately 16.5%, whole chickens 12.5% and processed and elaborated products represented 12% of net revenues.

Of the Company’s total net sales of meats, pork and beef processed products in the domestic market accounted for approximately 27.4% and unprocessed cuts 0.8%. Exports of pork and beef products accounted for approximately 6.3% of the Company’s total net sales of meat products.

The Brazilian government and the Company are currently actively negotiating with several countries to allow Brazilian pork meats produced to be exported into those foreign countries.

Overall Comparison of the Company’s Sales of Poultry and Pork for the Three Years Ended December 31, 2003, 2002 and 2001.

The following table presents the Company’s poultry and pork net sales and as a percentage of net sales for the domestic and export markets for the three years ending December 31, 2003, 2002, and 2001.

	2003 R$ thousand	%	2002 R$ thousand	%	2001 R$ thousand	%

A. DOMESTIC MARKET	1,598,961	41.8%	1,338,764	45.9%	1,110,628	45.6%
1. In-Natura	146,003	3.8%	170,355	5.8%	162,646	6.7%
Poultry	114,596	3.0%	136,607	4.7%	128,451	5.3%
Pork	31,407	0.8%	33,748	1.2%	34,195	1.4%
2. Elaborated/Processed	1,452,958	38.0%	1,168,409	40.0%	947,982	39.0%

B. EXPORTS	1,812,288	47.4%	1,201,108	41.2%	1,034,634	42.5%
1. In-Natura	1,351,835	35.3%	910,778	31.2%	746,988	30.7%
Poultry	1,111,666	29.1%	717,885	24.6%	582,291	23.9%
Pork/Beef	240,169	6.3%	192,893	6.6%	164,697	6.8%
2. Elaborated/Processed	460,453	12.0%	290,330	10.0%	287,646	11.8%
Other Domestic Market	410,973	10.7%	376,383	12.9%	288,242	11.8%
Others Exports	2,972	0.1%	1,124	0.0%	199	0.0%

A Total Domestic Market	2,009,934	52.5%	1,715,147	58.8%	1,398,870	57.5%
B. Total Exports	1,815,260	47.5%	1,202,232	41.2%	1,034,833	42.5%

TOTAL	3,825,194	100.0%	2,917,379	100.0%	2,433,703	100.0%

In the Brazilian domestic market, the Company sells its finished products to supermarkets, retail stores, wholesalers, and institutional buyers. For the year ended December 31, 2003, the Company sold its products to over 73,000 clients throughout Brazil. The Company’s ten largest customers during this period consisted of nine supermarkets and one wholesaler.

The following table presents the Company’s sales as a percentage of volume to supermarkets, small stores, wholesalers and institutions for the fiscal year ended December 31, 2003, 2002, and 2001:

	For The Year Ended December 31,
	2003	2002	2001
	Sales as a percentage of volume	Sales as a percentage of volume	Sales as a percentage of volume
Supermarkets	63.2	64.9	62.6
Small stores	18.6	17.0	17.0
Wholesales	10.1	10.1	11.8
Institutional Buyers	8.1	8.0	8.6
TOTAL	100%	100%	100%

The Company exports its poultry primarily to the Far East, the Middle East, Europe and Eurasia. For the year ended December 31, 2003, the Company’s exports were comprised mostly of in-natura chicken parts and whole chicken, elaborated/processed chicken and pork cuts. Generally, the Company sells its specialty chicken cuts to Japan, whole chickens to the Middle East, and value-added products to Europe. The Company designs its poultry products to accommodate the specific market in which it sells those products. For example, domestically, the Company sells a whole griller chicken, which weighs approximately 1.8kg, while the whole griller chicken prepared for the Middle Eastern market weighs only 0.9kg to 1.3kg and feeds only one person. The Company also exports internal organs and poultry feet to the Far East and liver (which is used as an ingredient in pet food) to Europe.

The Company’s largest customers are: Abdullah Ali Almunajem Sons Co. from Saudi Arabia, a customer since 1986; William Food Company Ltd. from Hong Kong, a customer since 1976; Al Shahini Cold Store, from Saudi Arabia; Singapore Food Industries Ltd., from Singapore; Japan Food Corporation, Mitsubishi Corporation and Samioh Foods Co. Ltd., clients from Japan and Feburo Meats Bosman B.V., from Europe.

The following table provides a breakdown of the Company’s export volumes and revenues by region as a percentage of total export sales for the years ended December 31, 2003, 2002 and 2001:

Country	2003 Sales (%)	Tons (%)	2002 Sales (%)	Tons (%)	2001 Sales (%)	Tons (%)

FAR EAST	23	27	25	27	28	32
Japan	11	9	12	9	13	12
Hong Kong	7	12	8	13	10	14
Singapore	5	5	5	5	5	6
Others	0	1	0	0	0	0
MIDDLE EAST	21	25	20	23	19	23
Saudi Arabia	15	17	15	17	13	16
Kuwait	2	2	1	2	2	3
United Arab Emirates	2	2	1	1	1	1
Others	2	4	3	3	3	3

EUROPE	36	23	30	19	36	26
Germany	2	3	1	3	3	4
Netherlands	21	10	17	8	18	11
England	4	2	7	4	11	6
Others	9	8	5	4	4	5

OTHER COUNTRIES	20	25	25	31	17	18

TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Percentages are based on numbers after accounting adjustments and may vary from the percentages derived from actual dollar exports.

Competition

The growth in poultry and pork production in Brazil has resulted in increased domestic competition. The Company has allocated a significant portion of its production of higher value-added products to both domestic and export markets. The Company’s main competitors are Sadia S.A. (“Sadia”), Cooperativa Aurora (“Aurora”) and Seara Alimentos S.A. (“Seara”).

In the specialty meats market, the Company held a 24.4% market share for the year ended December 31, 2003, while Sadia, Aurora and Seara held market shares of 25.4%, 7.6% and 5.4%, respectively. The Company estimates that this market represented approximately R$8.1 billion in Brazil in 2003, an increase of 30.9% in relation to 2002, 62.8% of the market-share being concentrated in the four largest players, while the remaining share is in the hands of several small players. This market has been consolidating because of the high level of competitiveness of the largest players. The Company has regularly launched products that aim at reaching various segments of the population so as to maintain its strategic market position.

In the frozen meats market, the Company held a 34.2% market share for the year ended December 31, 2003, while Sadia and Seara held market shares of 37.8% and 8.4%, respectively. Da Granja is the fourth player in this market with 5.3% of market-share in 2003. The Company estimates that this market represented approximately R$1.5  billion in Brazil in 2003, R$1.4 billion in 2002, 72% of the market-share being concentrated in the two largest players, which suggests that this market is reasonably consolidated.

The following table lists the Company’s principal competitors and their market share of each main market segment in which the Company competes for the year ended December 31, 2003.

Company	Specialty Meats%(1)	Frozen Meats%(1)	Exports(2)
Perdigão	24.4	34.2	21.2
Sadia	25.4	37.8	23.0
Seara	5.4	8.4	16.0
Da Granja	NA	5.3	1.2
Frangosul	NA	NA	14.4
Aurora	7.6	NA	2.2
Others	37.2	14.3	22.0
Total	100.0	100.0	100.0

Source:  (1) AC Nielsen. (2) ABEF (Brazilian Association of Poultry Exporters)

The following shows the Company’s market share compared to Sadia and Seara for the frozen and specialty meats markets, as well as frozen pasta, for the periods indicated:

Market Share - Specialty Meats (%)

Market Growth in Volume – Specialty Meats	GROWTH IN VOLUME YoY(%)
1993 / 1992	14.4
1994 / 1993	14.5
1995 / 1994	37.9
1996 / 1995	6.6
1997 / 1996	14.1
1998 / 1997	8.9
1999 / 1998	6.8
2000 / 1999	0.6
2001 / 2000	1.1
2002 / 2001	1.5
2003 / 2002	(4.6)

Source: AC Nielsen

Market Share – Frozen Meats (%)

Market Growth in Volume – Frozen Meats

PERIOD	GROWTH IN VOLUME YoY(%)
1993 / 1992	27.1
1994 / 1993	18.9
1995 / 1994	68.9
1996 / 1995	20.9
1997 / 1996	19.4
1998 / 1997	14.8
1999 / 1998	2.6
2000/1999	(3.7)
2001/2000	21.3
2002 / 2001	19.8
2003 / 2002	10.6

Source: AC Nielsen

Market Share – Frozen Pasta (%)

Market Growth in Volume – Frozen Pasta

PERIOD	GROWTH IN VOLUME (%)
Average Annual – 2003 / 1997	47
2002 / 2001	10
2003 / 2002	(6)

Sadia and Seara compete with the Company both domestically and internationally. The Company believes that its competitiveness in the world chicken market is comparable to the best producers in the world, and that the Company maintains a competitive advantage because of low labor and animal feed costs.

Distribution of Poultry and Pork Products

Domestic

The Company has focused on its logistical operations and seeks to improve efficiency and reduce distribution costs by building distribution centers to reach long distances through the Company’s cross-dockings. More than 65% of meat products are consumed by the 58% of the Brazilian population concentrated in the southeastern region of Brazil, although the meat consumption is growing faster in the northeastern part of Brazil. The Company covers approximately 95% of the Brazilian population through a nationwide distribution network through which the Company distributes its finished products. As of December 31, 2003, the Company operated 18 distribution centers, and distributed its products exclusively to 10 distributors throughout Brazil and 15 cross-docking points.

Export Shipment Facilities

The Company utilizes shipping facilities at the Port of Itajaí and other ports in the South of Brazil. Generally, Brazilian ports are owned and managed by the federal government, which has historically had a poor relationship with port unions and are characterized by labor strife. Although the Company believes that Itajaí generally has better labor relations than other Brazilian ports managed by the federal government, from time to time labor disputes and disruptions caused by weather may slow the loading and shipping of export orders.

Availability of Raw Materials

As of December 31, 2003, the Company owned seven animal feed mills with an installed capacity for 202,000 tons per month, which is aimed at producing the animal feed required for its breeding operations. The basic raw materials used in animal feed production are corn and soybean bran mix containing preservatives and micronutrients. The Company sells animal feed to some outgrowers and the unused portion is sold in the spot market. For the fiscal years ended December 31, 2003, 2002 and 2001, animal feed sales accounted for R$65.6 million, or 1.5%, R$ 51.1 million, or 1.5%, R$ 27.9 million, or 2.0%, respectively, of the Company’s gross revenues.

The Company purchases approximately 40% of its corn through rural producers and small merchants and 60% through cooperatives. The corn is mostly grown in the States of Santa Catarina, Paraná, Rio Grande do Sul and Center West region of Brazil.

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

The Company purchases other materials required for manufacture of the Company’s products, such as prepared animal intestines (for casing), cardboard boxes and plastic bags (for packaging, and labels), and spices and veterinary drugs (for poultry and hog breeding) mainly from the States of São Paulo, Santa Catarina, Paraná and Rio Grande do Sul.

The Agroindustrial Complex of Rio Verde (State of Goiás) currently operates at expected capacity. As a result, the Company hopes to reduce the cost of production because of gains of productivity, scale of production and availability of grains in Center West region of Brazil.

Fiscal Incentives

Because of its high level of investments in its Expansion Programs, the Company has access to various state fiscal incentive programs. Usually, these fiscal incentives are based on a financing and/or reduction of the sales tax for the corresponding increased production. The four most important incentive programs that the Company utilizes are:

•                  FUNDOPEM-1(State of Rio Grande do Sul) – reduction of 40% of sales tax for 8 years;

•                  FUNDOPEM-2(State of Rio Grande do Sul) – reduction of 75% of sales tax for 8 years;

•                  PRODEC (State of Santa Catarina) – financing of 75% of sales tax for 22 years;

•                  FOMENTAR (State of Goiás) – financing of 70% of sales tax for 20 years.

C. Organizational Structure.

As of December 31, 2003:

	Country	Participation in capital
Perdigão Agroindustrial S.A.	Brazil	100.00%
Perdigão Export Ltd.	Cayman Islands	100.00%
Perdigão UK Ltd.	England	100.00%
Perdigão Holland BV	Netherlands	100.00%
Perdigão Overseas S.A.	Cayman Islands	100.00%
PDA Participações Ltda	Brazil	100,00%
Crossban Holding GMBH	Austria	100,00%
Perdix International Foods Comércio Internacional Ltd.	Portugal	100,00%
PRGA Participações Ltda.	Brazil	100,00%

The Companies PDA Distribuidora de Alimentos Ltda, Highline International Ltda., Perdigão Trading S.A. (formerly BFF Trading S.A.) and BFF International Ltd., do not currently have operating activities.

D. Property, plant and equipment.

The Company’s facilities are located throughout Brazil. Currently, the Company’s production bases are organized in five regional production units - Videira and Herval d’Oeste, located in the State of Santa Catarina, Marau located in the State of Rio Grande do Sul, Carambeí, located in the State of Paraná, and Rio Verde located in Goiás State. The Videira region includes the Videira, Salto Veloso and Lages facilities; the Herval d’Oeste region includes the Herval d’Oeste and Capinzal facilities; and the Marau region includes the Marau and Serafina Correa facilities. These locations include poultry farms for breeding stock, hatcheries and slaughtering and processing plants, as well as feed related facilities, which include grain storage, feed mills and crushing and oil facilities in some units.

In 2003, Perdigão’s commercial and productive structure was as follows: 13 meat industrial units; 2 soybean production plants; 7 feed mills; 13 hatcheries; 18 distribution centers and 27 grain purchasing branches. All meat industrial units, soybean production plants, feed mills and hatcheries are fully owned by the Company. Of the existing 18 distribution centers, only 3 of them are leased from others. Of the 27 grain purchasing branches, which are not material properties, 12 are wholly owned by the Company.

Environment

In 2003, Perdigão invested more than R$ 4.1 million in environment-related activities and operations, including systems for treating effluents and gases, and equipment for processing solid residues, mainly to help increase production.

The policy of the Company in this area has always been based on an assurance that its activities and growth are guided and developed in harmony with the environment. Perdigão’s Environmental Coordination Committee, composed of members from diverse areas of the Company, discusses and defines the necessary requirements so that this objective is fulfilled, strategically directing Perdigão’s environmental management activities.

The industrial units have been constructed in accordance with the prevailing legislation that set standards for effluent disposal into the environment. As part of its integrated management structure, Perdigão has technicians, trained in risk and wast management, who can be called on to act in case of emergencies.

Main Environmental Management Activities:

•                  Environmental Management System - Among the initiatives in the environmental field, the highlight in 2003 was the certification of the two industrial units at Marau (RS) for the implementation of the Integrated Management System (SGI). The System allows all involved in the production process to have a global vision of factory activities and results through performance graphs. The system is based on international norms that testify to the excellence in three vital sectors: quality of production processes, management of environmental resources and occupational health and safety. The System was certified for the Marau unit in December with ISO 9001:2000 (quality management), ISO 14001:1996 (environmental management) and OHSAS 18001:1999 (occupational safety and health), awarded by the Bureau Veritas Quality International, one of the most important international certification bodies in the world.

•                  Certifications - The Salto Veloso (SC) and Capinzal (SC) industrial units also enjoy ISO 9001 certification. Since they export large volumes to Europe, the Capinzal (SC) and Marau (RS) industrial units are also certified by the European Food Safety Inspection System - EFSIS.

•                  Recycling of water - In 2003, the use of recycled water in external areas of the factories, which was pioneered at the Serafina Corrêa (RS) industrial unit, was extended to the majority of the Company’s units. The Company uses enough recycled water for washing goods yards, trucks, and as motor coolant, among others, to supply a city with a population of 43,000.

•                  Waste treatment - Perdigão advises its producers and integrated outgrowers to use organic fertilizing techniques, recommending partnerships with teaching institutions for the development of economically viable technologies for recycling hog and chicken manure for use as organic fertilizers even in areas distant from the animal and poultry pens.

•                  Reforestation and emissions control - Perdigão continues to invest in operating systems, equipment for the control of gaseous emissions and, since 1997, has not used the native forests as an energy source. In addition, the Company contributes to reduction in atmospheric pollution through reforestation projects. Perdigão has a total forest area of 2,320 hectares, of which 1,650 hectares are wholly-owned while a further 670 hectares are run on a partnership program basis.  The outlook is that by 2005, the Company will control a total forest area of 3,180 hectares, thus becoming self-sufficient in energy requirements.

•                  Waste - During the year, Perdigão began a waste control program. The industrial units are being structured with adequate waste disposal systems, prioritizing the reduction of residual waste to a minimum as well as the amount of industrial wastage.

•                  Effluent treatment - At all the industrial units, effluent is treated according to the legal requirements for extracting organic material. The units are now being equipped to remove nutrients from industrial effluent as part of the goal for increasing the use of recycled water in external areas adjacent to the factories. At the Rio Verde Agroindustrial Complex, 90% of the organic matter in the effluent is used as fuel, reducing biomass consumption for steam generation by 10%.

•                  Energy Conservation - The Perdigão Electric Energy Conservation Program (PROCEP) is installed at all the industrial units and contributes to the reduction in the ratios related to the use of steam, water, and the generation of effluent and electric energy.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating and Financial Review and Prospects

General

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles adopted in Brazil (Brazilian GAAP), which differ in certain significant respects from U.S. GAAP. Note 21 of the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to the Company, and includes a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity. See “Presentation of Financial Information”.

Effects of Inflation, Currency Exchange Fluctuations and Impact of the Real Plan

For many years, Brazil experienced high rates of inflation, the effect of which was a progressive decline in purchasing power for the vast majority of the Brazilian population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not compensate for the actual rate of inflation. Since the real’s introduction in July 1994, the rate of inflation in Brazil has slowed dramatically. (See table below). In addition, there has been economic growth since the implementation of the Real Plan, with GDP in Brazil increasing 5.7% in 1994, 4.2% in 1995 and 2.9% in 1996, 3.0% in 1997, 0.1% in 1998, 0.8% in 1999, 4.4% in 2000, 1.4% in 2001, 1.5% in 2002, and -0.2% (20 basis points negative) in 2003.

The following table sets forth Brazilian inflation and the devaluation of Brazilian currency against the U.S. dollar for the periods shown:

	Year ended December 31,
	1999	2000	2001	2002	2003
Inflation (INPC based)	8.43%	5.27%	9.44%	14.74%	10.38%
Inflation (IGP-M)	20.10%	9.95%	10.37%	25.30%	8.71%
Devaluation (R$ vs. US$)	48.01%	9.31%	18.67%	52.27%	18.23%

Results of Operations

Perdigão is one of Brazil’s largest vertically integrated producers and value-added sellers of poultry and pork products. The Company’s operations include feed facilities, hatcheries, poultry farms for grandparent and parent stock, pork breeding centers, poultry and pork slaughtering and processing units, sales offices and distribution centers. The Company sells a wide and diversified range of poultry and pork products, both domestically and internationally. In the domestic market the Company sells its meat products to more than 73,000 customers, while in the international market it sells to more than 500 customers in more than 90 countries. Its main products include: (i) specialty meats, such as frankfurters, sausages, ham products, bologna sausages, cured products, bacon and salamis; (ii) frozen meats, such as hamburgers, breaded meat products, kibes, meatballs, nuggets, steaks and others; (iii) meat-based and pasta-based frozen entrees, such as lasagnas and pizzas; (iv) appetizers; (v) other frozen food, such as frozen vegetables, pies, flaky pastries and cheese-bread; (vi) “commodity products”, such as frozen whole chicken, chicken cuts and giblets, frozen pork cuts (vii) elaborated meats and other products.

The following table sets forth certain sales revenue, volume and price information for the Company’s principal segments for the periods indicated.

GROSS SALES

R$ thousand	2003	2002	2001
Domestic Market
• In Natura	172,912	196,773	188,311
• Poultry	134,580	156,787	147,574
• Pork/Beef	38,332	39,986	40,737
• Elaborated/Processed	1,870,415	1,497,331	1,226,011
Total Meat	2,043,327	1,694,104	1,414,322
• Soybean	216,613	212,113	179,077
• Other Processed	146,372	127,523	98,897
• Others	126,789	102,021	62,268
Total	2,533,101	2,135,761	1,754,564
Exports
• In Natura	1,363,333	910,746	746,908
• Poultry	1,122,121	717,852	582,206
• Pork/Beef	241,212	192,894	164,702
• Elaborated/Processed	471,542	294,106	287,645
Total Meat	1,834,875	1,204,852	1,034,553
• Soybean	2,236	445	200
• Other Processed	754	651	92
Total	1,837,865	1,205,948	1,034,845
Total Sales
• Meats	3,878,202	2,898,955	2,448,875
• Other Processed	147,126	128,176	98,989
• Soybean/Others	345,638	314,578	241,545
Total	4,370,966	3,341,709	2,789,409

SALES

Tons	2003	2002	2001
Domestic Market
• In Natura	49,367	77,927	77,710
• Poultry	36,724	60,081	60,198
• Pork/Beef	12,643	17,846	17,512
• Elaborated/Processed	431,696	432,431	382,555
Total Meat	481,063	510,358	460,265
• Soybean	145,184	185,734	222,616
• Other Processed	20,259	20,615	18,530
Total	646,506	716,707	701,411
Exports
• In Natura	426,822	345,339	280,742
• Poultry	362,397	284,906	233,092
• Pork/Beef	64,425	60,433	47,650
• Elaborated/Processed	64,897	49,258	58,115
Total Meat	491,718	394,597	338,857
• Soybean	1,175	217	88
• Other Processed	111	96	18
Total	493,004	394,910	338,963

Total Sales
• Meats	972,781	904,955	799,122
• Other Processed	20,370	20,712	18,548
• Soybean/Others	146,359	185,951	222,704
Total	1,139,510	1,111,617	1,040,374

			Average Price (R$/kg)
	2003	2002	2001

Domestic Market
• In Natura	3,503	2.525	2.423
• Poultry	3,665	2.610	2.451
• Pork/Beef	3,032	2.241	2.326
• Elaborated/Processed	4,333	3.463	3.205
Total Meats	4,248	3.319	3.073

Exports
• In Natura	3,194	2.637	2.660
• Poultry	3,096	2.520	2.498
• Pork/Beef	3,744	3.192	3.456
• Elaborated/Processed	7,266	5.971	4.950
Total Meats	3,732	3.053	3.053

Total Sales
• Meats	3,987	3.203	3.064

Volume and price refer only to meat products.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Gross Sales

Gross sales were up 30.8% for the period ending December 31, 2003, increasing to R$ 4.371 billion against R$ 3.342 billion in the same period of 2002, on account of an increase of 7.5% in the total meat volume sold, with a revenue growth of 29.7% and 2.9% growth in volumes of value-added products. Domestic market revenues were 18.6% higher, registering a 5.7% decline in volumes. Exports revenues were 52.4% higher, with an increase of 24.6% in meat volumes. Management expects to maintain this increase in the sales volume of meat because of the investments made that will allow an increase of nearly 10% in the supply of meat volumes for the year 2004.

Domestic Market

Domestic market sales were R$ 2.5 billion, with growth of 18.6% in the year and meat volumes 5.7% lower. Due to the recession the Brazilian economy suffered and the consequent significant drops in disposable income during the year, the Company adopted the strategy of emphasizing profitability instead of increasing sales volumes, and improving distribution channels that provided better margins. As part of the profitability strategy, when good opportunities in foreign markets appeared, Perdigão directed in natura meats overseas and the in natura volume fell 37% in the domestic market. Revenues from elaborated/processed products grew 24%, and volumes fell 0.2%. These measures helped Perdigão offset increased production costs and improve margins. As a result, in the year average prices in the meat segment were 28% higher, and average costs were 21% higher. The main product launches were those food items made of soybean, sweet pizzas and pies in the Apreciatta line, pastries and stuffed gnocchi. The management projects an increase of approximately 5% in meat volumes in the domestic market for 2004.

Exports

Exports grew 52.4% in the year, and volumes were 24.6% higher. The main markets were Europe with growth of 79.5%, the Middle East with 60.6%, and the Far East with 40%. Sales of elaborated/processed meat products grew 60.2% and 31.7% in volume. The increase in tariffs charged by the European Union on salted chicken breasts in the middle of August 2003 resulted in Perdigão planning the shipments and stocks for this market in advance. Average prices in dollars were nearly 23% higher in the year – 21.5% higher in reais – while costs were 35.4% higher. The discrepancy between price and costs reflects the increases suffered because of the exchange rate devaluation that could not be fully passed through to sales prices.

The strategy implemented in Europe, with sales offices in England and Holland and a partnership that allows industrialization of products processed locally has been contributing to the growth of this market. In addition, during the year there were climatic and sanitary problems that affected European poultry-producing areas that benefited Perdigão’s businesses. The Far East performed well, mainly because of the Japanese market, which had banned imports from China because of the avian Influenza during the second half. Growth in Eurasia was just 7.7% because of the quotas established in Russia on poultry and pork. Meanwhile, the other countries in this market showed higher growth. The entry into new markets during the year, principally the Chinese market, and the expected demand for Brazilian poultry meat, will continue to sustain export growth. The management believes that the export meat volumes will have a growth at around of 15% in 2004.

Cost of Sales

Because the market price of the main raw inputs of corn and soy rose more than 16% and the other components of cost of sales also increased – such as industrial meats, freight and packaging – costs grew at a higher rate than sales. In the last quarter this situation was reversed, when revenues were higher than the cost increases, although soybean registered a 29% market increase over its price in the third quarter.

Gross Profit

Due to sales performance, gross margin was 26.7% in the year. Gross profit totaled R$ 1.02 billion for the year, 25.7% higher, in spite of cost pressures and the exchange rate appreciation that occurred in the second third, which resulted in lower export revenues.

Operating Expenses

Operating expenses were reduced by 130 basis points in the year (from 20.5% of net sales to 19.2%) because of the drop in commercial expenses from reduced logistic costs and the increase of export revenues.

Net Financial Expenses

In an effort to improve financial performance and increase working capital, Perdigão concluded the structuring and constitution of the Perdigão Investment in Direct Credits Funds (Perdigão FIDC) with Banco Rabobank International Brasil S.A., which is a securitization through a contract for cession of existing and performed commercial receivables originated by Perdigão Agroindustrial S.A. from the sale of food products to clients in the domestic market.

The equity in the Perdigão FIDC is R$ 80 million, of which R$ 64 million represented by the senior quotas, and R$ 16 million represented by the subordinated quotas subscribed by the issuer. This operation received an “AA(bra)” rating from Fitch Atlantic Ratings, and mainly reflects the low non-payment index of active portfolios that are acquired by the Fund (less than 2.0% for delays of more than 15 days).

Net accounting debt on December 31, 2003 was R$ 742.2 million, 11.9% lower than in the previous year and 14.5% lower than in the third quarter, in spite of the higher expenditures for working capital necessary in the last quarter because of better sales. Net financial expenses decreased 38.2% in the year. The strategy adopted to reduce investments, decrease working capital through adequate control of the items that comprise it, and the anticipation of cash generated by the FIDC transaction, resulted in a capital structure equal to two times EBITDA for net debt, which the Company expects to maintain.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Gross Sales

Gross sales were up 19.8% for the period ending December 31, 2002, increasing to R$ 3.341 billion against R$ 2.789 billion in the same period in 2001, because of an increase of 13.2% in the sales volume of meat, 14.1% in processed meat products and 31.4% in pasta. Growth was significant both in the domestic market with 10.9%, as well as in the export market with 16.4%. Management hopes to maintain this increase in the sales volume of meat because of the investments in the Rio Verde Agroindustrial Complex in 2003 that will allow an increase of 8% in the supply of meat volumes for the year 2003.

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

The Company’s constant concern with meeting market needs and expectations resulted in the launching of new lines and new products, the highlights of which are the Apreciatta line that now adds delicious sweet pies and pizzas to its line of salted pastries. Other lines were increased such as: Toque de Sabor, Chester, Light & Elegant, Breaded products, ready-to-eat meals, Turma da Mônica, Evidence and Borella providing consumers with a great variety of processed meats and frozen pasta and pizzas.

Exports

Contrary to the increase in demand occurred in 2001, because of the effects of BSE (“mad cow disease”) and foot-and-mouth disease in Europe, dollar prices in the foreign markets in 2002 had a decrease of 20%, because of the high world offer of meats and the smaller demand for poultry meats. Sanitary issues related to exports to the European Union, with modification of the criteria for products analyses, and the changes in the rules regarding imports of salted products, led to a decrease in sales and an increase in the expenses with logistics and warehousing of the products destined to Europe. These changes led the Company to improve its process regarding the control and traceability of animals implementing one of the most effective and fastest system available in the market, which allows total control throughout all phases of the productive process.

Perdigão recalled and destroyed lots of chicken in which the analyses carried out in Europe showed the presence of nitrofurane, an antibiotic. The Company has not employed any medication containing nitrofurane for any purpose or market since April 18, 2002, in advance of the ban imposed by the Brazilian government. The sanitary issues related to exports to the

European Union related to nitrofurane resulted in a nonrecurring adverse effects on result during the year of R$ 41 million.

On October 28, 2002 Perdigão acquired the shares held by Sadia S.A. in the capital of BRF Trading S.A., whereupon this became BFF Trading S.A. (Brazilian Fine Foods), a wholly-owned subsidiary of Perdigão.

In 2003, the Company hopes to further consolidate its current markets and improve its performance in new markets, especially Canada and China.

Gross Profit

Gross margin was 27.9% in the year. This margin cannot be compared with that for the previous year, which was 32.8%, because of different market conditions experienced each year. The Company had to overcome the difficulties that affected the activities of the sector and of the Company, such as: the significant increase in the prices of commodities and secondary raw materials, mostly because of the exchange rate devaluation; increases in meat supply worldwide; sanitary issues related to exports to the European Union and the prices prevailing in the markets, which were lower than the increase in cost.

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

In November of 2002, the Company implemented a project called “Exporta Sim”, aimed at reducing export and logistics costs. The results of this program have been registered since 2003.

Management believes that the Agroindustrial Complex in Rio Verde-GO should reduce operating expenses, bringing savings through logistics for delivery to the north and northeast regions of Brazil, besides boosting productivity.

Net Financial Expenses

The increase in net indebtedness was caused by exchange rate devaluation, investments and additional working capital required to increase inventories of raw material, finished products and livestock. Gross accounting debt was R$ 1,793.6 million, with cash investments of R$ 900.4 million, resulting in book net indebtedness of R$ 893.2 million, representing 132.2% of net equity, against 85.6% in the previous year. Continuing with our policy of reducing exposure to foreign currency, on December, 31, 2002 our foreign currency exposure reached US$ 57.6 million, down 41.8% compared to the previous year, and 35.4% lower than the quarter ended in September 2002. However, the strong currency devaluation during the year has significantly contributed to the increase of 81.5% in net financial expenses during the year, affecting the results of financial expenses, which could be offset by the increased income from future exports.

Reconciliation with US GAAP

The Company prepares its consolidated financial statements according to accounting principles generally accepted in Brazil (Brazilian GAAP), which differ in certain significant aspects from U.S. GAAP. These differences are described in Note 21 of the Financial Statements. The main differences between the Brazilian GAAP and U.S. GAAP and how they affect the operating results and shareholders’ equity during the periods mentioned are:

•                  Brazilian GAAP allows appraisal write ups of fixed assets, which must be reversed under U.S. GAAP.

•                  Most pre-operating costs can be deferred under Brazilian GAAP, but must be expensed under U.S. GAAP.

•                  Under Brazilian GAAP, interest on debt specifically related to construction in progress is capitalized. U.S. GAAP requires that all of the Company’s debt be considered in the calculation of interest that can be capitalized.

•                  Brazilian GAAP allows amortization of goodwill and other intangible assets according to the respective generation of income or according to the linear method in a period of not less than five years. Under U.S. GAAP goodwill should not be amortized but should be assessed for impairment.

Critical Accounting Policies and Estimates

Management’s operating and financial review and prospects addresses Perdigão´s consolidated financial statements, which have been prepared in accordance with Brazilian accounting practices and reconciled to accounting principles generally accepted in the United States of America. The preparation of these financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and judgments on an on-going basis, and bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgment about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Following is a description of estimates or judgments that are important to the presentation of the Company’s financial condition.

Perdigão recognizes revenue from product sales when it delivers its products in the domestic market and at the time of shipment in the case of exports, and when title passes to the customers. The Company also grants to its customers the right of return of products that do not meet quality standards within a limited time after delivery.

Perdigão continuously monitors and tracks all product returns and records a provision for the estimated amount of such future returns, based on historical experience and/or any notification received of pending returns. Management judgments and estimates must be made and used in connection with established sales returns. While we believe that we make reliable estimates for these matters, certain events (e.g. product disease or contamination) could cause our estimates and actual amounts to differ, having a negative effect on revenue for future periods. Moreover, if the historical data used by the Company does not properly reflect future returns, the provision established for returns could be understated.

Perdigão maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Such allowances are based on Managements’ analyses of accounts receivable, historical bad debts, customer credit worthiness, current economic conditions and changes in customer payment patterns. If the financial condition of Perdigão´s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be made. Therefore, significant differences may result in the schedule and amount of expenses for any period if management makes different judgments or uses different estimates.

Perdigão writes down its inventory for estimated obsolescence or market value of the inventory based upon assumptions of future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by Management, additional inventory write-downs may be required.

The carrying value of the Company’s net deferred tax assets assumes that the Company will continue to generate sufficient taxable income, based on estimates and assumptions. In this regard, Perdigão has considered future taxable income and ongoing feasibility for its tax planning strategies and assessment of the need for allowances. In the event Perdigão’s estimates and related assumptions change in the future, the Company may be required to recognize valuation allowances against its deferred tax assets, resulting in additional income tax expense.

The Company determines its accrual for losses on tax and legal contingences based on an analysis of pending litigation and recognized in amounts considered sufficient by Management to cover probable losses based on the opinion of the outside legal counselors and the Company’s in-house legal counsel. If any additional information causes the opinion of outside legal counsel to change, the Company must re-assess the potential liability related to pending litigation and review estimates, accordingly. Such revision would significantly affect the results of operations and financial position.

The Company reviews the carrying value of its fixed assets wherever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon Management’s projections of anticipated undiscounted cash flow at the plant level. While the Company believes that its estimates of future cash flows are reasonable, different assumption regarding such cash flows could materially affect our evaluations

New accounting standards

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 143, “Accounting for Asset Retirement Obligations.” Statement No. 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The provisions of Statement No. 143 were effective for fiscal years beginning January 1, 2003. The adoption of Statement 143 did not have a significant impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 were effective for the Company’s fiscal year 2002. The adoption of SFAS 144 did not have a significant impact on the Company’s financial statements.

Effective January 1, 2003, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 rescinds SFAS 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. Previously recorded losses on the early extinguishment of debts that were classified as an extraordinary item in prior periods have been reclassified to other income (expense), net. The adoption of SFAS 145 had no effect on the company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no effect on the company’s consolidated financial position or results of operations

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s fiscal ending after December 15, 2002. SFAS 148 had no effect on the Company’s results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued.  The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements of FIN 45 are effective for financial statements issued after December 31,2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31,2002. The adoption of the Interpretation did not have a material impact on the Company´s consolidated financial statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied by foreign private issuers, like the Company, beginning on the January 1, 2004 income statement for special purpose entities and on December 31, 2004 for all other types of entities. Management does not expect adoption of FIN 46 to have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  Statement No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity. Statement No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Management does not expect adoption of Statement No. 150 to have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

B. Liquidity And Capital Resources

Liquidity

The Company’s principal cash requirements include: (i) the servicing of the Company’s indebtedness, (ii) capital expenditures, including the expansion programs and (iii) dividend (or interest on capital) payments on the Preferred Shares and Common Shares.

The Company’s primary sources of liquidity have historically been: (i) cash flows from operating activities, (ii) borrowings, especially those related to its export activities, investment activities and raw material purchases and (iii) new equity.

Income before financing expenses totaled R$ 287.3 million, R$ 214.2 million, and R$ 359.0 million for the years ended on December 31, 2003, 2002 and 2001, respectively.

Net financing expenses, financing expenses deducted from financial revenue, totaled R$ 135.4 million in 2003, (R$152.8 million in expenses and R$17.4 million in financial revenues) R$ 219.2 million in 2002 (R$ 602.8 million in expenses and R$ 383.6 million in financial revenues), R$ 120.8 million in 2001, (R$ 292.3 million in expenses and R$ 171.5 in financial revenue). The highest financing expenses throughout 2003, 2002 and 2001, when compared to previous years, were attributed to the devaluation of the Brazilian currency in relation to the exchange rate, as the majority of loans are made in dollars (especially those related to export activities) and hedging is used as a financial instrument for part of long-term loans, while swap options protect short-term loans. (See item 11 – Hedge Contracts). In 2003 the devaluation of the Brazilian currency in relation to the dollar was 18.23%.

No new equity was raised for the years ended December 31, 2003, 2002 and 2001, primarily because of the Company’s cash generation and credit with financial institutions that has been sufficient to meet its capital expenditures. (See also item 16 of the Notes to the Consolidated Financial Statements: “Statements of Cash Flows”).

The net cash flow from operational activities was R$ 194 million, negative by R$ 60.4 million, and reached R$ 262.2 million for the  years ended on December 31, 2003, 2002 and 2001, respectively. In 2003, the significant increase in the cash flow is because of higher results and a decrease in the investments made on account of the maturity of projects. In 2002, the reduction in the net cash flow in operational activities is due to the reduction in operational generated resources and the increase in the cost of the main raw materials. In 2001, the significant increase in the net cash flow was attributed to the higher results and a reduction in effective investments, related to the maturity of projects.

Net cash flow provided by investing activities totaled R$157.2 million as of December 31, 2003, R$ 2.6 million and R$ 91.1 million in the years ended on December 31, 2002 and 2001, respectively. The Company has experienced a high level of additions to property, plant and equipment since 1998 mainly on account of the investments made in the Rio Verde Agroindustrial Complex.

The net cash flow provided by financing activities was negative of R$ 402.9 million, on December 31, 2003, R$ 284.3 million, on December 31, 2002, and negative of R$ 89.8 million in the year ended on December 31, 2001.

Capital Expenditures

Capital expenditures (permanent assets) totaled R$ 69.5 million, R$ 101 million (the amount of capital expenditures included capitalized interest and deferred charges worth R$113 million), and R$131 million (the amount of capital expenditures included capitalized interest and deferred charges worth R$162 million)  for the  years ended December 31, 2003, 2002, and 2001, respectively. These investments were primarily for the Rio Verde Agroindustrial Complex, in order to increase productivity and capacity and for new projects which include an increase in production line capacity and new products.  The Company spent R$399 million from 1997 to 2003 for the Rio Verde Agroindustrial Complex, through long-term financing and BNDES funds, amounting to R$ 179.6 million as of March 31, 2004 and the remaining through internally generated funds.

For 2004, the Company expects investments to reach R$ 80 million, of which R$ 12 million will be injected into the Agroindustrial Complex in Rio Verde-GO, and  R$ 68 million will be used in new projects, including productivity projects, new lines and products, as well as logistics projects. The Company believes that it has the necessary liquidity to fulfill its investment commitments.

Working Capital

Working capital, defined as current assets less current liabilities, totaled R$346.2 million, R$ 195.2 million, and R$29.1 million for the  years ended December 31, 2003, 2002 and 2001, respectively. Net working capital, defined as current assets (net of short term investments and cash an cash equivalents) less current liabilities (net of bank loans), totaled R$ 509.3 million, R$ 553.1 million, and R$ 322.7 million for the  years ended December 31, 2003, 2002 and 2001, respectively. The increase of net working capital was on account of the increase in production and sales volumes as a consequence of the expansion investments. These increases were concentrated in current assets mainly because of the increases in accounts receivable and inventories.

Indebtedness And Financing Strategy

The Company has primarily two different sources of debt. The first source of credit lines are those related to its exports with short-term loans, such as advances on exports, and long-term loans on future export pre-payments. These loans are U.S. dollar denominated and the average interest rate depends on the mix and the period but has been in the range of exchange rate variation plus 4.4% per year. To finance these debt service obligations the Company intends to renew them since it is part of its strategy to maintain export levels between 40% to 50% of net sales (See also “Business Strategy”). Annex A sets forth the main foreign currency credit lines, purpose, maturity and cost.

The second source of credit lines is related to investments and working capital with short-term loans, such as rural credit (8.75% per year), and long-term loans with BNDES (POC/FINEM, FINAME, EXIM and debentures), IFC loans and government fiscal incentives. Except principally for IFC, these loans are denominated in Brazilian Reais and the average interest rate depends on the mix and the period has been in the range of TJLP (BNDES long-term interest rate) plus 3 to 4 % per year. Average TJLP was 11.5%, 9.9%, and 9.5%  per year for the  years ended December 31, 2003, 2002 and 2001, respectively, and has been 9.9% per year in 2004. To finance the debt service, obligations of these short-term loans they are usually renewed since they are related to the Company’s operations, while the long-term loans are related to the Company’s expansion and will be repaid by the corresponding cash generation of these investments.

Net debt, considered as the gross debt less cash investments and cash, totaled R$ 742.2 million, R$ 842.2 million, and R$ 564.2 million for the  years ended December 31, 2003, 2002 and 2001, respectively. The reduction in the 2003 net debt compared to 2002 is due mainly to the strong level of investments, the setting up of the Receivables Fund and the cash flow in operating activities (without paid dividends and financial expenses)

Dividend payments were R$ 36 million, R$ 5.4 million, and R$ 50.5 million for the  years ended December 31, 2003, 2002 and 2001, respectively. For fiscal year 2004, the Company has not yet decided the amount, if any of dividends it will pay in excess of the mandatory dividends (see also “Mandatory Dividend”). The Company has maintained a level of distribution around 30% of the net income. The effective dividends to be paid for each year, however, will be discussed and proposed by the Board of Directors and finally approved by the Shareholders’ meeting. No assurance can be given as to any increase in the dividend or as to the declaration or amount of any dividend.

The net-debt-to-EBITDA was 2.0 on December 31, 2003. The Company expects to maintain this ratio lower than 2.0 in the long term through operating cash generation. The net total liabilities is defined as the total liabilities less cash investments. Conversely, based on the size, cash generation and profitability of the Company, and also considering the potential of its markets, the Company projects an average level of capital expenditures of at least R$ 80 million per year.

Sources of Debt

Most of the Company’s borrowings are related to (i) capital expenditure activities, (ii) export activities and (iii) raw material purchases. The borrowings related to capital expenditure activities are generally long term and concentrated in two major institutions: the Brazilian Bank for Social and Economic Development (“BNDES”), including FINAME, its special agency for machinery and equipment, and the International Finance Corporation of the World Bank (“IFC”).

The borrowings related to its export activities are provided by many domestic and international financial institutions which include, among others: (i) BNDES, which provides long term loans to incentive export increases and (ii) several local commercial banks and several international banks, which operate trade financing, offering short term advances on export, known as ACC, or long term advances on exports, known as pre-payments. Finally, the Company also utilizes some local commercial banks, which provide loans based on Central Bank resolutions and rural credit to finance raw material purchases.

Financial covenants of loans

Perdigão Agroindustrial S.A. has a loan with the International Finance Corporation – IFC, with final maturity on July 15, 2005, in the outstanding amount of R$25.8 million in 2003 (R$ 47.4 million in 2002 and R$51.5 million in 2001). Under this loan, Perdigão Agroindustrial S.A. is subject to certain requirements established in its financing contract with the IFC. These requirements include limitations on the incurrence of further indebtedness absent compliance with incurrence tests: (a) long term debt to equity ratio not in excess of 60:40; and (b) current ratio of at least 1.2 and (c) debt service coverage ratio must be not less than 1.25. On December 31, 2003, the Company fully complied with all contract covenants regarding the required financial indices ( current liquidity, long term debt and debt coverage)

Export Prepayments

Perdigão Agroindustrial S.A. and its subsidiary maintain loans granted by a group of banks for future exports. The export customers make the payments on the invoices directly to the banks. These loan contracts have grace periods from 12 to 18 months and maturity dates from January 2004 to June 2006.

On December 31, 2003, the balance on these loans was composed as follows:

R$ millions
Short-term	140.9
Long-term	216.7
357.6

Loan Collateral and Mortgage

The Company has granted R$767.7 million in 2003, (R$1,075.0 million in 2002) of guarantees, R$633.4 million in 2003 (R$657.6 million in 2002) of mortgages on properties and guarantees, R$ 1.8 million in 2003 (R$5.7 million in 2002) of fiduciary liens as collateral for loans and R$ 96.1 million in 2003 (R$77.3 million in 2002) of mortgages on properties for the guarantee of other obligations, all in connection with normal operations.

Perdigão’s Credit Rights Investment Fund

Perdigão concluded the structuring and constitution of Perdigão’s Credit Rights Investment Fund (Perdigão FIDC - Fundo de Investimento em Direitos Creditórios) with Banco Rabobank International Brasil S.A. The fund is a securitization, via an assignment contract of existing  commercial receivables arising by Perdigão Agroindustrial S.A. These receivables are from the sales of Perdigão food products to domestic market customers. The Fund’s equity is R$ 80 million, of which R$ 64 million consist of senior quotas and R$ 16 million in subordinated quotas subscribed by the issuer. The portfolio expected return is 95% of the average CDI (Brazilian Interbank Deposit Certificate) rate, with three-year maturity date and total amortization at the end of this period, which shall be extendable for further three years.

The operation has been granted an “AA(bra)” rating by Fitch Atlantic Ratings, chiefly reflecting the low level of default associated with the asset portfolio to be acquired by the fund (less than 2.0% for payments which are more than 15 days overdue).

Interest Rate Risk – Interest Rate Sensitivity

See Annex A for a disclosure of debt and cash investments, including amounts, short and long term breakdown, maturity and rates.

C. Research and development, patents and licenses, etc.

Perdigão has a Technology Center located in Videira, Santa Catarina State, which is responsible for Research and Development, including: innovation capacity; highly prepared staff to attend the domestic and international market, improvement in process focused on productivity and also on cost reductions; policies to get the GMP, HACCP and traceability; bromatological and microbiological analysis that guarantee the food safety, flexibility to develop and launch new products in both domestic and export market. Perdigão invested R$ 5.2 million in R&D in 2003.

D. Trend information

The Brazilian Corn Crop for 2003/2004

The current corn crop should total 42.7 million tons according to the most recent harvest survey carried out by Conab (Companhia Nacional de Abastecimento) in April 2004; if confirmed, this will represent a reduction of 10% compared to the 47.4 million tons of the 2002/03 crop. Of the 42.7 million tons, 33.0 million tons refer to the summer crop and 9.7 million tons refer to the second corn crop, which will be harvested between June and August.  Due to the high inventories carried over from 2003 to 2004, supply should be normal in 2004, even considering exports around 5 million tons. However the prices on the international market, which are references for the domestic quotations, since Brazil is a net corn exporter, were 21% higher, in the first quarter of 2004, than the same period last year. Thus the domestic prices started to rise as of February 2004 in spite of the summer harvest. However the average price of corn on the domestic market in the first quarter of 2004, was 20% below the prices registered in the first quarter of the previous year when the supply position in the beginning of the crop season was very tight and the average exchange (R$/US$) for the quarter was 18% above the previous quarter (2002). It must be stressed that even with the climatic problems of the short harvest (winter crop) of 2004, the supply of corn on the domestic market should cover the demand. Thus, it is believed that the average corn prices in Brazil in 2004 will be slightly above the average of 2003.

The Brazilian Soybean Crop for 2003/2004

The present soybean crop is estimated to yield 50.2 million tons according to the most recent harvest survey carried out by Conab (Companhia Nacional de Abastecimento) in April 2004; if confirmed, this will represent a reduction of 3.5% compared to the 52.0 million tons harvested for the 2002/03 crop. The initial perspective for the national harvest was about 60 million tons. Climatic problems with excessive rains in the Center-West at harvest time and drought in Rio Grande do Sul, as well as incidences of Asian Rust in various regions caused productivity on the farms to be reduced. Together with the reduction of the North American harvest, that also occurred last year, this smaller world production provoked a strong increase in the international prices which caused average prices on the national market to be 17% above those for the same period last year. However this higher-price market was reverted with the good perspectives for the next North American crop season as well as the Chinese reduction in demand.  Even so, prices in Reais this year are expected to be 25% above those of last year, which should contribute to pressure the Company margins.

E. Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

	Amount payable for period (em thousand of Brazilian Reais)
Obligation	Less than 1 year (2004)	From 1 to 3 years (2005 to 2006)	From 3 to 5 years (2007 to 2008)	More than 5 years (up 2009)
Financial Institutions	101,539	465,249	54,592	65,062
Rent and Leasing for Property and Equipment	17,393	34,252	27,712	12,915
Industrialization/Processing Services	40,500	81,000	81,000	94,500
Distribution Services	53,763	107,527	107,527	53,763
Others Services	23,294	46,144	45,134	22,567
Total	236,489	734,172	315,966	248,807

The obligations with Financial Institutions are represented by various contracts, which rate and respective amounts are showed in the Note 11 of the Notes to the Consolidated Financial Statements.

In the others obligations, the agreements have conditions where the values and prices are prefixed or readjusted with agreed index.

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

The following table sets forth information with respect to the Directors and Executive Officers of the Company.

Board of Directors Name	Position	Year Initially Appointed
Eggon João da Silva	Chairman	1993
Francisco Ferreira Alexandre	Vice Chairman	2003
Wilson Carlos Duarte Delfino	Board Member	2003
Francisco de Oliveira Filho	Board Member	2003
Jaime Hugo Patalano	Board Member	2003
Adézio de Almeida Lima	Board Member	2003
Luis Carlos Fernandes Afonso	Board Member	2003

The following is a brief biography of each of the Company’s directors.

EGGON JOÃO DA SILVA – Chairman of the Board of Directors. Founder and Chairman of the Board of Directors of Weg S.A., a manufacturer of electric motors, he was Perdigão’s CEO from 1993 to 1995. He is chairman of the Board of Directors of Oxford and sits on the boards of Tigre Participações S.A. and Tigre Tubos e Conexões S.A. and Marisol S.A. Ind. Vestuário. Birth Date: 10.17.29.

FRANCISCO FERREIRA ALEXANDRE – Vice Chairman of the Board of Directors. An engineer and bank employee, he represents Caixa de Previdência dos Funcionários do Banco do Brasil – Previ. Birth Date 10.29.62

WILSON CARLOS DUARTE DELFINO – Board member. An engineer, he represents Sistel – Fundação Telebrás de Seguridade Social. Birth Date: 05.30.46

FRANCISCO DE OLIVEIRA FILHO – Board member. An advertising executive, he represents Real Grandeza Fundação de Assistência Previdência Social. Birth Date: 07.20.47

JAIME HUGO PATALANO – Board member. An economist, he represents Fundação de Assistência Previdência Social of the BNDES-FAPES. Birth Date: 01.30.41.

ADÉZIO DE ALMEIDA LIMA – Board member. An economist, he represents Caixa de Previdência dos Funcionários do Banco do Brasil – Previ. Birth Date: 05.15.55

LUÍS CARLOS FERNANDES AFONSO – Board member. An economist, he represents Petros – Fundação Petrobras de Seguridade Social. Birth Date: 04.15.61.

Executive Officers

Name	Age	Title	Current Position Held Since
Nildemar Secches	55	Chief Executive Officer	1995
Wang Wei Chang	57	Chief Financial Officer	1995
João Rozário da Silva	62	Chief Sales Officer	1993
Paulo Ernani de Oliveira	54	Chief Operating Officer	2003
Nelson Vas Hacklauer	52	Business Development Director	1995
Wlademir Paravisi	44	Supply Director	2003

The following is a brief biography of each of the Company’s executive officers.

NILDEMAR SECCHES – Chief Executive Officer. He sits on the boards of Weg S.A., Air Liquide Brasil Ltda and Ultrapar Participações S.A. He was a director of the Brazilian Economic and Social Development Bank - BNDES, corporate director general of the Iochpe-Maxion Group and president of ABEF – Brazilian Chicken Exporters Association. Mr. Secches is a mechanical engineer with a postgraduate degree in finance and a PhD course in economics.

WANG WEI CHANG – Chief Financial Officer. He is a member of the Administrative Council and director of Abrasca. He was controller director of Banco Chase Manhattan N.A., in Brazil, financial director of Chase Manhattan S.A. Bank N.A. in Santiago, Chile and  vice president of Citibank N.A. in Brazil and Hong Kong. Mr. Chang has a degree in engineering and a master’s degree in industrial engineering.

JOÃO ROZÁRIO DA SILVA – Chief Sales Officer. He was commercial director of CICA S.A., Bombril S.A. Mr. Silva has a degree in economics.

PAULO ERNANI DE OLIVEIRA –- Chief Operating Officer. He has held the position of Director of Supplies as well as a similar position with Seara Industrial S. A. He sits on the Fiscal Council of ACAV – Poultry Farming Association of Santa Catarina in Florianópolis (SC). Mr. Oliveira has a degree in agronomy.

NELSON VAS HACKLAUER – Business Development Director. Mr. Hacklauer has held the position of  financial, investor relations and administrative director at the Company. He has a degree in business administration.

WLADEMIR PARAVISI – Supply Chain Director. He previously held the position of regional director of Perdigão. He has a degree in accounting and an MBA in business administration.

There are no pending legal proceedings to which any director, nominee for director or executive officer of the Company is a party adverse to the Company. The Company has no knowledge of any arrangement or understanding between any executive officer or director of the Company and any other person pursuant to which he was selected as a director or executive officer.

B. Compensation

For the year ended December 31, 2003, the aggregate compensation paid by the Company to all members of the Board of Directors and all Executive Officers (18 persons) for services in all capacities was approximately R$ 5.7 million.

The Executive Officers receive certain additional Company benefits generally provided to Company employees and their families, such as medical assistance, educational expenses, development, supplementary social security benefits, among others. For the year ended December 31, 2003, the amount paid as benefits to the Executive Officers totaled R$ 1.0 million, included in the amount above, of which R$ 0.7 million as supplementary social security, and R$ 0.2 million as medical assistance.

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

The Company has a Conselho Fiscal (“Fiscal Council”) which reviews the Company’s internal financial statements, meets with the Company’s auditors on financial matters and recommends the selection of independent accountants for the Company or its subsidiaries. The members of the Fiscal Council are Gerd Edgar Baumer (representing the minority shareholders), Luciano Carvalho Ventura (representing preferred shareholders), Vanderlei Martins, Almir de Souza Carvalho, Marcos Antonio Carvalho Gomes (representing the controlling shareholders). The members of the Fiscal Council hold this position until April 2005, the date of the next Ordinary General Meeting.

D. Employees.

For the twelve months ended December 31, 2003, the Company employed an aggregate of 27,951 persons, of which 281 are in administrative and clerical functions, 25,113 are in production and industrial positions, and 2,557 are in sales and distribution positions.

All of the Company’s production and industrial employees are represented by labor unions. The Company believes that its relations with its employees are satisfactory, and there have been no strikes or significant labor disputes in the past seven years. Salary negotiations are conducted annually between workers’ unions and the Company. The collective bargaining agreements for employees are negotiated separately for each facility. The agreement reached between the local or regional union which negotiated the applicable collective bargaining agreement for a particular facility and the Company is binding on all production and industrial employees, whether they are members of the union or not. The Company’s collective bargaining agreements have a term of one year, and the Company intends to enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.

The Company maintains a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan.” The principal components consist of PROHAB-Perdigão Housing Program, which proposes home construction and financing through an independent credit company for employees in the Videira, Herval D’Oeste, Rio Verde and Marau regions; Perdigão-Private Social Welfare Company, which provides supplementary retirement and death benefits for employees under a defined contribution plan, with 20,613 participants; and a credit union. During 2003, R$ 56,9 million was invested in programs for food supplies, health, transportation, housing, education, private pension funds, child care and benefits to retired employees. This figure is 24.2% higher than the amount invested in the previous year.

The Company’s Board of Directors has authorized the establishment of a stock option plan that is intended to stimulate the growth of the Company and to retain the services of executives and certain employees by enabling them to become shareholders in the Company. No plan has yet been established, however, and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be.

The table below presents the number of employees at the end of each period for the years 1994 to 2003.

As of December 31,	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Number of Employees	27,951	24,163	22,377	19,291	16,649	15,192	14,353	14,313	12,515	12,259

The table below presents the breakdown of persons employed by main category of activity for the past three financial years.

	December 31, 2003	December 31, 2002	December 31, 2001
ADMINISTRATION	281	267	247
COMMERCIAL	2,557	2,602	2,482
PRODUCTION	25,113	21,294	19,648
TOTAL	27,951	24,163	22,377

E. Share Ownership

As of March 31, 2004 the Board of Directors and Executive Officers individually and in the aggregate owned less than one percent of any class of shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major shareholders.

The following table sets forth certain information as of March 31, 2004, with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of voting Common Shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of Preferred Shares and (iii) the total amount of the Company’s voting Common Shares and Preferred Shares owned by the executive officers and directors of the Company as a group.

Common Shares

Preferred Shares

Controlling Shareholders	Amount	%	Amount	%
PREVI - Caixa Prev. Func. Bco. Brasil*	2,865,315	18.52	3,972,428	13.61
Fund. Telebrás Seg. Social – SISTEL*	2,766,917	17.88	134,689	0.46
PETROS – Fund. Petrobrás Seg. Soc.*	2,255,562	14.58	2,706,761	9.28
FAPES(Fund. Assist. Prev. Social)-BNDES*	2,040,984	13.19	1,185,361	4.06
Weg S.A.**	1,566,862	10.13	1,768,172	6.06
VALIA – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ-Banerj	514,805	3.33	151,060	0.52
Bradesco Vida e Previdência. S.A.	1,156,411	7.47	0	0.00
Grupo IP Participações	0	0.00	2,027,078	6.95
Real Grandeza Fundação de A P A S	1,579,469	10.21	0	0.00
Eggon João da Silva	156	0.00	39,140	0.13
All directors and executive officers as a group, including the Board of Directors (13 persons)(including shares owned directly or indirectly beneficially by Eggon Joao da Silva)	1,569	0.01	39,154	0.13

The Pension Funds are parties to a Shareholders’ Agreement, dated October 25, 1994, which sets forth certain voting arrangements with respect to capital increases, bylaws changes, election of the Board of Directors, dividends and other matters. Pursuant to the terms of the Agreement, the parties will resolve voting issues in advance of the shareholders’ meetings. This is intended to assure uniform voting at the shareholders’ meeting. The Agreement also contains limitations on the disposition of shares by the Pension Funds, including rights of first refusal and the encumbrance of their shares. The rights of first refusal require that a Pension Fund that wishes to sell its shares first offer them to the other Pension Funds. The Shareholders’ Agreement establishes the mechanism to accomplish this.

There has been no significant change in the percentage ownership held by any major shareholder during the past three years. However, Telos – Fundação Telebrás de Seguridade Social sold its total participation of 0.82% of common shares that were part of the shareholders´ agreement to FAPES – BNDES and its remaining participation of total capital in the stock market, the sale totaling 1.51% of the total capital stock of the Company.

B.                                    Related party transactions.

As of December 31, 2003, the Company owed Perdigão Agroindustrial S.A. R$ 5.4 million ( R$91,000  in 2002) relative to loans which are subject to interest at the average cost of funding for the Perdigão Group. Operations between the subsidiaries were made under normal market conditions. These transactions are eliminated in the Consolidated Financial Statements.

C.                                    Interests of experts and counsel.

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information.

See Exhibits.

*                                         The pension funds are controlled by participating employees of the respective companies.

**                                  Weg S.A. is a public company the voting control of which is vested in Weg Participações e Serviços S.A., a Brazilian corporation beneficially owned by Eggon João da Silva. Mr. Silva is chairman of the Board of Directors of the Company.

The authorized capital stock of the Company is comprised of Common Shares and Preferred Shares. As of December 31, 2003, 29,180,427 Preferred Shares were issued by the Company.

Dividends

The following tables set forth the dividends paid to holders of the Company’s Common Shares and Preferred Shares since 1995 in Brazilian Reais.

Period	Description	First payment date	Nominal currency Brazilian per share	US$equivalent per share at payment date

1995*	Dividends	March 14, 1996	0.042888800	0.043462505
1996*	Dividends	April 30, 1997	0.020296161	0.019078868
1stHalf 1997*	Dividends	August 29, 1997	0.017917000	0.016413521
1997*	Dividends	March 30, 1998	0.033889900	0.029819534
1stHalf 1998*	Interest on equity	August 31, 1998	0.033740000	0.028668536
1998*	Interest on equity	February 26, 1999	0.038110000	0.018456993
1stHalf 1999*	Interest on equity	August 31, 1999	0.033840000	0.017662717
1999*	Interest on equity	February 29, 2000	0.025062000	0.014171332
2000*	Interest on equity	February 29, 2000	0.002883000	0.001630195
2000	Interest on equity	August 28, 2000	0.075270000	0.041182900
2000	Interest on equity	February 28, 2001	0.228040000	0.223001000
2001	Interest on equity	August 31, 2001	0.303310000	0.118866700
2001	Interest on equity	February 28, 2002	0.296120000	0.126105000
2001	Interest on equity	February 28, 2002	0.479005000	0.203989000
2001	Dividends	February 28, 2002	0.055583000	0.023670000
2002	Interest on equity	August 30, 2002	0.121320000	0.040140000
2003	Interest on equity	February 27, 2004	0.808830000	0.277586000
2004	Interest on equity	August 31, 2004	1.123370000	n.a.

* Per thousand shares

	Dividend Common Shares R$ million	Dividend Preferred Shares R$ million	Total Amount R$ million
1995	3.1	5.9	9.0
1996	1.5	3.0	4.5
1997	4.0	7.6	11.6
1998	5.5	10.5	16.0
1999	4.5	8.6	13.1
2000	4.9	9.2	14.1
2001	17.5	33.0	50.5
2002	1.9	3.5	5.4
2003	12.5	23.5	36.0
2004	17.3	32.7	50.0

Calculation of Distributable Amount

Brazilian Corporate Law:

(i) stipulates that preferred shares of publicly held companies that are not granted priority for payment of fixed or minimum dividend, and that have any restriction on the exercise of voting rights, should be granted at least the following advantages: (A) the right to participate in dividend payout corresponding to at least 25% of annual net income (corresponding to at least 3% of net shareholders’ equity per share); (B) the right to receive a dividend per preferred share at least 10% greater than the dividends for common share; or (C) the right to be included in public offerings for sale of control ownership (see item ‘iv’ below), assuring dividends at least equal to those of the common shares;

(ii) allows establishment in the company bylaws that the redemption value payable to dissident shareholders be lower than the net worth, provided that such reimbursement is calculated based on the company’s economic value;

(iii) requires that compensation of the company management be approved by the general shareholders’ meeting;

(iv) requires, in case of sale of control ownership of publicly held companies the presentation of a public offering for the purchase of shares of minority shareholders detaining voting shares, in which the price shall correspond to at least 80% of the amount paid per share that integrates the controlling stock block;

(v) entitles dissident shareholders to withdraw from publicly held companies in cases of merger or consolidation or in case of their participation in groups of companies, provided that the dissident shareholder is the owner of types or classes of shares of which more than half are held by the controlling shareholders, and provided further, that such shares do not comprise the representative general portfolio indexes of shares approved for trading in futures markets. In case the merger, consolidation or spin-off involves a publicly held company, their succeeding companies must also be publicly held, subject otherwise to the shareholders being assured the right to withdraw from the company.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. If the Custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by any devaluation or depreciation of the Brazilian currency in relation to the U.S. dollar that occurs before such dividends are converted and remitted. See “Dividends.”

Interest on Capital

Law No. 9,249 of December 1995 provides that a company may pay interest on capital (equity) to shareholders as an alternative to dividends. See “Dividend Policy.” The interest payment is like a dividend, but is deductible for income tax purposes by the Company. The Companies are entitled to set off against the mandatory distribution for each fiscal year any distributions made to its shareholders as interest on capital up to the limit of the interest reference known as TJLP. The payment of interest as described herein would be subject to a 15% withholding income tax. See “Taxation.”

Dividend Policy

The Company currently intends to pay dividends on its outstanding Preferred Shares in the amount of its required distributions for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of the Company’s financial conditions. As a policy, although not required to do so by law, the Company pays dividends twice a year, as long as there is net profit.

Legal proceedings

The Company and its subsidiaries are parties to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings.  The Company classifies its risk of loss in legal proceedings as remote, possible or probable.  Reserves recognized by the Company in its financial statements in connection with such proceedings reflect reasonably estimable/probable losses as determined by the Company’s management on the basis of legal advice.

In management’s opinion, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their respective properties are subject, that are not presently provided for, which, either individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

B.                                    Significant Changes.

The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

A.                                    Offer and listing details

The price history of the Company’s Preferred and Common Stock is as follows:

(a)                                  for the five most recent full financial years: the annual high and low market prices;

Preferred Share – PRGA4 (in R$ per share)

Period	High	Low
1999	17.00	6.00
2000	16.50	8.75
2001	16.50	10.60
2002	16.80	9.94
2003	24.70	9.35

Common share – PRGA3 (in R$ per share)

Period	High	Low
1999	19.50	6.00
2000	16.50	12.00
2001	15.02	13.00
2002	15.00	14.82
2003	21.00	16.00

ADR – PDA (in US$ per ADR)

Period	High	Low
1999	13.50	7.75
2000	15.00	11.50
2001	16.50	7.90
2002	14.30	5.05
2003	17.35	5.21

(b)                                 for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

	Preferred Shares – PRGA4 R$		Common Shares – PRGA3 R$		ADR –PDA US$
Period	High	Low	High	Low	High	Low
1Q02	16.80	15.00	15.00	15.00	14.30	12.50
2Q02	16.60	13.00	14.90	14.82	14.10	9.35
3Q02	14.49	11.00	15.00	15.00	10.30	5.65
4Q02	12.40	9.94	15.00	15.00	7.10	5.05
1Q03	12.90	9.35	16.00	16.00	7.75	5.21
2Q03	13.65	10.69	17.00	5.00	9.35	6.22
3Q03	19.10	11.61	16.01	15.00	13.21	7.80
4Q03	24.70	17.50	21.00	10.00	17.35	12.02
1Q04	32.58	26.51	28.01	20.00	22.47	18.27

(c)          for the most recent six months: the high and low market prices for each month;

	Preferred Shares – PRGA4 R$		Common Shares – PRGA3 R$		ADR – PDA US$
Period	High	Low	High	Low	High	Low
Dec/03	24,70	19,55	21,00	16,00	17,35	13,47
Jan/04	31,40	26,51	24,30	20,00	22,04	18,27
Fev/04	31,40	28,51	28,00	20,00	21,00	19,85
Mar/04	32,58	29,15	28,01	28,00	22,47	19,98
Abr/04	31,15	26,32	30,00	28,50	21,29	17,60
May/04	29,06	23,60	28,99	27,00	18,85	15,35

B.                                    Plan of distribution

Not applicable.

C.                                    Markets

The Company’s shares trade on the São Paulo Stock Exchange (BOVESPA) under the symbol PRGA4, for the Preferred Shares, and PRGA3, for the Common Shares. The Company’s ADRs trade in the U.S. at the New York Stock Exchange under the symbol PDA. Each ADR corresponds to two preferred shares in the Brazilian market.

Trading on the Brazilian Stock Exchanges

The São Paulo Stock Exchange is responsible for all trade of shares in Brazil.

The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has two open outcry trading sessions each business day, from 10:00 a.m. to 1:00 p.m and from 2:00 p.m. to 4:45 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on the automated quotation system of the São Paulo Stock Exchange. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:45 p.m. to 7:00 p.m. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day.

There are no specialists or market makers for the Company’s shares on the São Paulo Stock Exchange. The Comissão de Valores Mobilários (the “CVM” or the “Brazilian Securities Commission”) and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the São Paulo Stock Exchange may be effected off the exchange under certain circumstances, although such trading is very limited.

In December 2003, the aggregate market capitalization of the companies listed on the São Paulo Stock Exchange was approximately US$ 234.2 billion. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of the São Paulo Stock Exchange tend to overstate the liquidity of the Brazilian equity securities market. The Brazilian equity securities market is relatively small and illiquid compared to major world markets.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, named Companhia Brasileira de Liquidação e Custódia – CBLC, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. The CBLC is controlled by clearing agents, such as member brokerage firms and banks, and the São Paulo Stock Exchange.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the Brazilian Securities Commission (“CVM”), which has authority over stock exchanges and the securities markets generally, and by Banco Central do Brasil (the “Central Bank”), which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law no. 6,385 dated December 7, 1976, as amended (the “Brazilian Securities Law”) and the Brazilian Corporate Law (Law no. 6,404 dated December 15, 1976, as amended) (the “Brazilian Corporate Law”).

Law 10,303 of October 31, 2001, amended the Brazilian Securities Law and the Brazilian Corporate Law. The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate (by April 2005, the representative of such shareholders is to be chosen out of a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the following rights: (a) priority in the receipt of dividends corresponding to at least 3% of the shares’ net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company. The By-Laws of existing listed companies are required to be modified to conform to the new provisions mentioned above, by March 1, 2003. On December 17, 2002, Perdigão approved the tag along right of the Preferred Shares in a public sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share of Common Shares that constitute the controlling block of shares.

Under the Brazilian Corporate Law, a company is either listed, a “companhia aberta”, such as the Company, or private, a “companhia fechada”. All listed companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the São Paulo Stock Exchange or in the Brazilian over-the-counter markets (“Brazilian OTC”). The shares of a listed company, including the Company, may also be traded privately subject to certain limitations.

There are certain cases in which the disclosure of information to the CVM, the São Paulo Stock Exchange, or even to the public is required. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the capital stock of a listed company, (ii) the sale of shares which represents the transfer of control of a listed company and (iii) the occurrence of a material event to the corporation.

Recently CVM issued Instruction Nº 361, of March 5, 2002, which regulates the tender offers mainly when the following events occur: (i) delisting of public companies; (ii) increase in the equity interest by the controlling shareholder; and (iii) transfer of control of a public company.

To be listed on the São Paulo Stock Exchange, a company must apply for registration with the CVM and the São Paulo Stock Exchange. Once this exchange has admitted a company to listing and the CVM has accepted its registration as a listed company, its securities may be traded in the São Paulo Stock Exchange, as long as the company complies with the minimum requirements of this exchange.

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

Trading in securities on the São Paulo Stock Exchange may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended on the initiative of the exchange or the CVM, among other reasons, based on or on account of a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the exchange.

The Brazilian securities markets are governed principally by the Brazilian Securities Law, by the Brazilian Corporate Law and by regulations issued by the CVM and the Conselho Monetário Nacional (the “National Monetary Council”). These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. Although many changes and improvements have been introduced, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

ITEM 10.                                              Additional information

A.                                    Share capital

Not applicable.

B.                                    Memorandum and articles of association. The information required for this item was included in the Registration Statement (Amendment No. 2) on Form 20-F dated September 20, 2000 (Commission file number 0-30912) and is hereby incorporated by reference, with the exception of the analysis of the “Reserve for Expansion” described on page 61 thereof, which should now read:

“The Company’s By-laws provide for a discretionary reserve account for expansion, which cannot exceed 80% (eighty percent) of the paid-in capital (with a view to minimizing a potential reduction of the Company’s working capital). The Company may retain the reserve for expansion until the shareholders vote to transfer all or a portion of the reserve to the capital account or the retained earnings reserve, or the General Meeting shall decide upon the application of the remainder of the fiscal year net profit that , upon legal proposal from management, may be totally or partially treatment as: 1) complementary dividend to shareholders; 2) balance to be transferred to the next fiscal year as accumulated profits, provided duly justified by the officers to finance the investment plan anticipated in the capital budget.”

See the Company’s By-laws (in English translation) filed herewith as Exhibit 1.01.

C.                                    Material contracts

BNDES (National Bank of Economic and Social Development) has financed some of Perdigão’s projects, such as Optimization and Rio Verde Agroindustrial Complex, and has also a line to finance exports, known as BNDES - EXIM. The largest amounts released by BNDES are related to the Rio Verde Agroindustrial Complex. As of December 31, 2003, the Company had invested R$399 million on the Rio Verde Agroindustrial Complex, which is currently being financed through BNDES funds and internally generated Company resources. The amount financed by BNDES is approximately R$ 179.6 million was disbursed as of December 31, 2003. The BNDES loans are real and currency basket denominated. The real loans will bear interest at TJLP plus 3.84% per annum and the average interest rate on the Dollar portion will be 11.35% per annum. The Optimization Project was financed, in part, by two loans from the International Finance Corporation (the “IFC”) and from Banco Nacional de Desenvolvimento Econômico e Social - BNDES, the Brazilian State development bank (“BNDES”). The IFC A Loan, is a 10 year loan, in an amount of US$35 million, and the IFC B Loan is a seven-year loan, in an amount of US$20 million. The average interest rate is 4.06% per annum. The BNDES loan is an eight-year loan, in an amount of R$109.6 million. The average interest rate is the Brazilian long-term rate known as TJLP plus 3.61% per annum. The TJLP is calculated by taking into consideration the yearly average rate of return of public external debt titles and of internal federal debt issues. This rate is published on a quarterly basis and is valid for the three-month period after initial publication. The TJLP was last updated on April 1, 2004 and the annual rate was 9.75%. Perdigão Agroindustrial S.A. has a loan with International Finance Corporation - IFC, with final maturity on July 15, 2005, in the amount of R$ 25,8 million in 2003 (R$47.4 million in 2002). Under this loan, Perdigão Agroindustrial S.A. is subject to certain requirements established in its financing contract with the International Finance Corporation (“IFC”). These requirements include limitations on the incurrence of further indebtedness absent compliance with incurrence tests: (a) long term debt to equity ratio not in excess of 60:40 and (b) current ratio of at least 1.2 and (c) debt service coverage ratio must be not less than 1.25. On December 31, 2003, the Company fully complied with all contract covenants regarding the required financial indices (current liquidity, long term debt and debt coverage).

D. Exchange controls

There are two foreign exchange markets in Brazil: the commercial rate exchange market (the “Commercial Market”) and the tourism rate exchange market (the “Floating Rate Market”). Most trade and financial foreign exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends with respect to shares, are carried out in the Commercial Market. Purchases of foreign currencies in the Commercial Market may be carried out only through a financial institution in Brazil licensed to deal in foreign exchange. The Tourism Market rate generally applies to transactions to which the Commercial Market rate does not apply, like travels abroad. Since the introduction of the real, the two rates have not differed materially, although there could be substantial differences between the two rates in the future. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention. See  “Exchange Rates”

Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, aiming at preserving Brazil’s foreign currency reserves, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance, however, that the Brazilian Government may not take similar measures in the future.

There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an Electronic Registration under the Resolution 2689. Under Resolution 2689, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution 2689 are also generally entitled to favorable tax treatment. See “Taxation — Brazilian Tax Considerations.”

Electronic Registrations by the Brazilian Central Bank have been issued in the name of the Company with respect to the Preferred ADSs. Pursuant to the electronic registration, the Custodian will be able to convert dividends and other distributions with respect to the Preferred Shares represented by the Preferred ADSs into foreign currency and remit the proceeds outside Brazil.

E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of a Preferred Share and Preferred ADS, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase any of such securities. In particular, this summary deals only with holders that will hold Preferred Shares or Preferred ADSs as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address the tax treatment of a holder that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, persons that will hold Preferred Shares or Preferred ADSs in a hedging transaction or as a position in a “straddle” or “conversion transaction” for tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons liable for alternative minimum tax or persons that own or are treated as owning 10% or more of the voting shares of the Company. Prospective purchasers of any of such securities should consult their own tax advisors as to the personal tax consequences of their investment which may vary for investors in different tax situations.

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

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or Preferred ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”). The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

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

The withdrawal of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under the 2,689 Regulation. In the event the Preferred Shares were not so registered, the deposit of Preferred Shares in exchange for Preferred ADSs may be subject to Brazilian tax at the rate of 15%. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the 2,689 Regulation will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. When the Preferred Shares are registered under the 2,689 Regulation, the non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil, outside of the São Paulo Stock Exchange. Non-Brazilian holders are subject to withholding tax at the rate of 10% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on the São Paulo Stock Exchange unless such sale is made under the 2,689 Regulation.

Gains realized arising from transactions on the São Paulo Stock Exchange by an investor under the 2,689 Regulation are not subject to tax (except as described below). The “gain realized” as a result of a transaction on the São Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on the São Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, both such values to be taken into account in reais. There are grounds, however, to hold that the “gain realized” should be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of Preferred ADSs and for certain non-Brazilian holders of Preferred Shares under the 2,689 Regulation will continue in the future or that such treatment will not be changed in the future.

As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the Preferred ADSs or Preferred shares is resident of a tax haven - i.e., countries which do not impose income tax or where such tax is imposed at a rate lower than 20% - in accordance with Law No. 9,959, of January 27, 2000. In other words, gains realized by such holder on the sale or exchange in Brazil that occur in the spot market of shares traded on a Brazilian stock exchange would be taxed at a rate of 10%. As of January 1, 2002, the applicable tax rate increased from 10% to 20%. Law 9,959 also increased from 10% to 20%, starting January 1, 2002, the applicable tax rate on gains realized on the sale or exchange in Brazil of Preferred Shares, that occur on the São Paulo Stock Exchange.

Any exercise of preemptive rights relating to the Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary on behalf of holders of Preferred ADSs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is performed within the São Paulo Stock Exchange, in which the gains are exempt from withholding income tax.

Any gain on the sale or assignment of preemptive rights relating to Preferred Shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposition of Preferred Shares. The maximum rate of such tax is currently 15%.

Interest on Net Worth.

Distributions of interest on net worth in respect of the Preferred Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a tax haven , the income tax rate is 25%. Since 1996, such payments have been tax deductible by the Company. Since 1997, the payments have also been deductible in determining social welfare contributions and income tax by the Company as long as the payment of a distribution of interest is approved at the Company’s General Meeting. The distribution of interest on shareholders’ equity may be determined by the Board of Directors of the Company alone.

No assurance can be given that the Board of Directors of the Company will not determine that future distributions of profits be made by means of interest on shareholders’ equity instead of by means of dividends.

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

Pursuant to Decree 2,219 of May 2, 1997, and Ordinance no. 5 of January 21, 1999, issued by Ministry of Finance, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the Preferred Shares or Preferred ADSs and those made under the 2,689 Regulation) is subject to a transaction tax (“IOF”), although at present the rate of such tax is 0%.

The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

Pursuant to Law 9,311 of October 24, 1996, the Contribuição Provisória sobre Movimentação Financeira (the “CPMF tax”) was levied at a rate of 0.2% on all fund transfers in connection with financial transactions in Brazil. Pursuant to Law 9,539, the CPMF tax is payable until February 1999. Pursuant to Constitutional Amendment 21, of March 18, 1999, the collection of the CPMF was extended for an additional period of 36 months. This payment of the CPMF tax was required as of June 17, 1999. The CPMF tax rate was 0.38% during the first 12 months, and would be 0.30% for the remaining period. But in December 2000, Constitutional Amendment 31 increased the rate to 0.38% as of March 2001. Although the CPMF tax was set to expire on June 16, 2002, the Constitutional Amendment 37 dated June 12, 2002 established an extension of the expiration date of the CPMF tax to December 31, 2004. Notwithstanding this, such Constitutional Amendment 37 maintained the tax rate of 0.38% up to December 31, 2003 and reduced its rate to 0.08% for the period of January 1, 2004 until December 31, 2004. However, on December 31, 2003, Congress approved Constitutional Amendment 42, which extends the collection of the CPMF to December 31, 2007, also extending to the same date, the validity of Law 9.311/96 and of the applicable rate of 0,38%.

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

Registered Capital.

The amount of an investment in Preferred Shares held by a non-Brazilian holder registered with the CVM under the 2,689 Regulation, or in ADSs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance abroad of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADS, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADS, will be equal to their purchase price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADSs, will be the U.S. dollar equivalent of (i) the average price of the Preferred Shares on the São Paulo Stock Exchange on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

As used below, a “US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for US federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia,  (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.  For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (c) an estate or trust that is not a US Holder.

In general, for US federal income tax purposes, the owner of a Preferred ADR will be treated as the owner of the Preferred Share represented by the Preferred ADR, and a deposit or withdrawal of a Preferred Share in exchange for a Preferred ADR will not be a taxable transaction for US federal income tax purposes.

Taxation of Dividends

US holders.  In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred Share or Preferred ADR (including for this purpose a distribution of interest on capital stock) will constitute a dividend for US federal income tax purposes to the extent made from the company’s current or accumulated earnings and profits as determined under US federal income tax principles.  If a distribution exceeds the company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the US holder’s tax basis in the Preferred Share or Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for US federal income tax purposes.

The gross amount of any dividend on a Preferred Share or Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to US federal income tax as foreign source dividend income.  The amount of a dividend paid in Brazilian currency will be its value in US dollars based on the prevailing spot market exchange rate in effect on the day the US holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into US dollars.  Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as US source ordinary income or loss.  Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a US holder’s US federal income tax liability, subject to generally applicable limitations under US federal income tax law.  For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income.”  A foreign tax credit may not be allowed for withholding tax imposed in respect of certain short-term or hedged positions in a Preferred Share or Preferred ADR.  Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income.  A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on a Preferred ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a US exchange.  Based on the company’s audited financial statements and relevant market and shareholder data, the company believes it was not a PFIC, FPHC or FIC for US federal income tax purposes for its 2003 taxable year.  In addition, based on the company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year.  The US Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries though whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether the company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of Preferred ADRs and Preferred Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-US holders.  A dividend paid to a non-US holder on a Preferred Share or Preferred ADR will not be subject to US federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-US holder within the United States (and is attributable to a permanent establishment or fixed base the non-US holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-US holder to be subject to US taxation on a net income basis on income from the Preferred Share or Preferred ADR).  A non-US holder generally will be subject to tax on an effectively connected dividend in the same manner as a US Holder.  A corporate non-US holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

US holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred Share or Preferred ADR, a US holder will recognize capital gain or loss in an amount equal to the difference between the US holder’s adjusted basis in the Preferred Share or Preferred ADR and the amount realized on the sale or other disposition, each determined in US dollars.  Any gain a US holder recognizes generally will be US source income for US foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a US source loss.  If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  The generally applicable limitations under US federal income tax law on crediting foreign income taxes may preclude a US holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%.  In later years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

Non-US holders.  A non-US holder will not be subject to US federal income tax on gain recognized on a sale or other disposition of a Preferred Share or Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-US holder within the United States (and is attributable to a permanent establishment or fixed base the non-US holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-US holder to be subject to US taxation on a net income basis on income from the Preferred Share or Preferred ADR), or (ii) in the case of a non-US holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply.  Any effectively connected gain of a corporate non-US holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of US federal income tax rules applies to a foreign corporation that is a PFIC for US federal income tax purposes.  As noted above, based on the company’s audited financial statements and relevant market and shareholder data, the company believes it was not a PFIC for US federal income tax purposes for its 2003 taxable year.  In addition, based on the company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC for its 2004 taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income.  In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends.  The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change.  Subject to certain exceptions, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If the company is treated as a PFIC, contrary to the tax consequences described in “US Federal Income Tax Considerations—Taxation of Dividends” and “—US Federal Income Tax Considerations—Taxation of Capital Gains” above, a US holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred Share or Preferred ADR and (ii) any “excess distribution” by the company to the US holder (generally, any distribution during a taxable year in which distributions to the US holder on the Preferred Share or Preferred ADR exceed 125% of the average annual taxable distributions the US holder received on the Preferred Share or Preferred ADR during the proceeding three taxable years or, if shorter, the US holder’s holding period for the Preferred Share or Preferred ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the US holder’s holding period for the Preferred Share or Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.  A US holder who owns a Preferred Share or Preferred ADR during any year the company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a US holder if the US holder makes a timely election to treat the company as a “qualified electing fund” (“QEF”) in the first taxable year in which the US holder owns a Preferred Share or Preferred ADR and if the company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the company would qualify for the 15% maximum tax rate on dividends described above if the company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  The company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply US holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that US holders would not be able to make or retain that election in any year the company is a PFIC.  Although a QEF election generally cannot be revoked, if a US holder made a timely QEF election for the first taxable year it owned a Preferred Share or Preferred ADR and the company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a US holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the US holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the US holder under the election for prior taxable years.  A US holder’s adjusted basis in the Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  However, there is no certainty that the Ordinary Shares will be considered “marketable stock” for these purposes unless and until the Internal Revenue Service designates the BOVESPA as having rules adequate to carry out the purposes of the PFIC rules.  There can be no assurance that the Internal Revenue Service will make such a designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred Share or Preferred ADR to a US holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the US holder provides an accurate taxpayer identification number or otherwise establishes an exemption.  The amount of any backup withholding collected from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle the US holder to a refund, provided certain required information is furnished to the Internal Revenue Service.

A non-US holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F.              Dividends and paying agents

Not applicable.

G.            Statement by experts

Not applicable.

H.            Documents on display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company’s filings are available to the public over the internet at Perdigão’s web site at http://www.perdigao.com.br/ri/eng. Such filings and other information on its website are not incorporated by reference in this Annual Report. You may request a copy of this filing, and any other report, at no cost, by writing to or telephoning us at the following address:

Investor Relations Department

Perdigão S.A.

Avenida Escola Politécnica, 760

05350-901 – São Paulo – SP – Brazil

Tel.: (5511) 3718-5301

Fax: (5511) 3718-5297

E-mail: acoes@perdigao.com.br

I.                                         Subsidiary Information

See “Notes to the Consolidated Financial Statements” for a description of the Company’s subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivatives

Grain

The price of corn in the domestic market is influenced by international prices, as Brazil has become a net exporter of this grain since 2001. The international prices are used as a “floor price” for the domestic market in the main producer states, especially in the years when the total harvest exceeds consumption. In the Northeast region though, in some periods of the year, it is cheaper to import corn than to bring it by road from the producing regions like Goiás. Therefore the imports act as a ceiling for domestic prices. Despite the international influence, domestic prices still present a considerable regional component, especially during the inter-harvest periods.

The price of soybeans in Brazil is generally linked to the international market price since Brazil is the second largest exporter of soybeans in the world after the United States. The domestic price is usually cheaper on account of freight and other import costs.

The Company purchases most of its grain needs on the domestic market. In Brazil, the prices of corn and soybean on the futures market are not net. The Company began some hedge operations for soybeans which contracts are based on CBOT plus basis. These operations are geared towards the management of risks and were made possible due to the increase in volume of consumption of this grain. The Company also anticipates part of its purchases using contracts to protect against the seasonality of future prices, which result from domestic crop harvests, weather, international crops and inventories, silos, grain losses, and interest rates, among others.

U.S. Dollar Exposure

The Company has been operating with an amount of cash investments, which is adequate in terms of working capital needs for purchasing grains and planning inventories of seasonal products as well as in terms of capital resources for the expansion projects and other investment plans. As a result, the Company has high total debt from bank loans with interest rates lower than the cash investments. However most of the bank loans are denominated in U.S. dollars (for example advances on exports, export pre-payments, IFC loan, currency basket, import finance, etc.), which results in higher exposure of the Company’s liabilities to devaluations of the Real against the U.S. dollar.

The details of the debts are included in Annex A.

Company’s hedge policy covers not only loans denominated in U.S. dollars and not tied to export activities, which are covered 100%, but also loans tied to exports (advances on export and export pre-payments), even that export revenues denominated in U.S. dollars represents a natural hedge. The amount of U.S. dollar exposure is established by Management in accordance with the perceived market risks through: (i) buying government securities denominated in U.S. dollars and (ii) negotiating swaps to dollars and other currencies. Both instruments have strong domestic market, which allows Perdigão to cover the U.S. dollar exposure for an appropriate period of time.

The following tables show the Company’s exposure in foreign currency:

Hedge Contracts

December 31, 2003
Bank	Date of Contract	Expiration Date	Notional Amount – US Dollars	(a) (1)	(b) (2)
BankBoston	June 18, 2003	July 8 , 2004	40,000,000	PTAX 800 plus 3.78% p.a.	Change in Interbank CDs
BNP Paribas	June 4, 2003	July 1, 2004	20,000,000	PTAX 800 plus 4.30% p.a.	Change in Interbank CDs
HSBC Bank	February 19, 2003	February 16, 2004	4,000,000	PTAX 800 plus 13.65% p.a.	Change in Interbank CDs
ING Bank	January 31, 2003	June 18, 2004	45,000,000	PTAX 800 plus 7.34% p.a.	Change in Interbank CDs
Pactual	February 19, 2003	June 25, 2004	11,000,000	PTAX 800 plus 9.15% p.a.	Change in Interbank CDs
Rabobank	July 7, 2003	December 6, 2004	26,570,329	PTAX 800 plus 4.23% p.a.	Change in Interbank CDs
Votorantim	October 18, 2002	June 2, 2005	40,629,057	PTAX 800 plus 4.70% p.a.	Change in Interbank CDs

Total

187,199,386

Bank	Date of Contract	Expiration Date	Notional Amount – Euro	(a) (3)	(b) (4)
Itaú BBA	December 15, 2003	March 15, 2004	5,042,941	EURO plus 0.00% p.a.	GBP plus 3.14% p.a.
Total			5,042,941

(1)          Change in exchange rate to sell U.S. dollars as quoted by Central Bank of Brazil (BACEN)

(2) Brazilian CDI.

(3) Change in exchange rate to sell Euros as quoted by Central Bank of Brazil (BACEN).

4) Change in exchange rate to sell GB Pounds as quoted by Central Bank of Brazil (BACEN).

The notional amount under each contract is multiplied by the indices noted in (a) and (b) above. If the amount calculated using (a) is greater than the amount calculated for (b), the banks must pay the differences to the Company. If (b) exceeds (a), the Company must pay the differences to the banks.

The Company records unrealized income and loss on the date of each balance sheet and income and loss recorded in the applicable period; the Company recorded a loss of R$183.7 million in 2003 and gains of R$109.6 million in 2002 and R$ 11.3 million in 2001, which were registered as “ financial income (loss)” .

On the swap contracts settled each year the Company recorded losses of R$10.9 million in 2003 and income of R$19.4 million in 2002 and R$18.3 million in 2001. Foreign currency-denominated liabilities were higher than foreign currency-denominated assets in the amount of R$618.4 million on December 31, 2003. The Company´s foreign currency financing, net of investments, maturing in 2004 total R$ 616.3 million and in 2005, R$ 205.8 million. Other long-term liabilities are exposed to the risk of exchange variation, but the Company believes that the value of exports, based on stable foreign currencies will be sufficient to pay these liabilities on their maturity dates.

The market value of financial assets and liabilities does not significantly differ from the corresponding book values, to the extent that they have been agreed upon and recorded at rates and under the conditions practiced in the market for operations of similar nature, risk and term. Regarding swap contracts, market value was assessed based on the projection of rates up to contracts maturity dates and discounted at the CDI rates calculated on the balance sheet closing date for transactions with similar terms.

The policy adopted for financial transactions is defined by the Executive Board based on the establishment of strategies and exposure limits submitted to the Board of Directors.

As of December 31, 2003 and 2002, the Company had the following assets and liabilities denominated in or indexed to foreign currencies:

In thousands of Reais

	December 31
	2003	2002
Monetary assets	144,075	530,456
“SWAP”	496,398	580,254
Loans and financing	(744,943)	(1,252,548)
Net monetary liability position in foreign currencies	65,414	(81,232)
	(39,056)	(223,070)

Principal Transactions in Foreign Currencies

The Company’s principal transactions denominated in foreign currencies, expressed in thousands of Brazilian Reais, were as follows:

	December 31
	2003	2002
Sales	1,837,865	1,205,948
Purchases
Fixed assets	6,329	13,928
Raw materials and others	114,006	94,933
	120,335	108,861

Interest income (expense), net	41,388	13,170

Exchange Rates

As of December 31, 2003 and 2002, the exchange rates for the Brazilian real with respect to the foreign currencies indicated above were as follows:

	December 31
	2003	2002
U.S. dollar	2,8892	3,5333
Euro	3,6506	3,7093
Libra	5,1824	5,6808

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Furthermore, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.  Please see Exhibit 12.1 and 12.02 for the certifications required by this Item.

ITEM 16. [RESERVED]

A. Audit Committee Financial Expert

The Company does not yet have determined an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations. The Company does not yet have an audit committee fully in compliance with the requirements of Sarbanes-Oxley, but the Company expects to be fully compliant by the required deadline of July 31, 2005.  The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.perdigao.com.br/ri/eng.

B. Code of Ethics

The Company has adopted a code of ethics (included as Exhibit 11.1 and available on the Company’s website) that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and others executives.

C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, Ernst & Young Auditores Independentes S.S.during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
	R$ Thousand
Audit fees	425	448
Audit-related fees	0	0
Tax fees	1,080	1,678
Other fees	0	0

Total fees	1,505	2,126

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. in connection with the audit of the Company´s annual financial statements and review of the Company’s quarterly financial information.

Tax fees in the above table are fees billed by Ernst & Young Auditores Independentes S.S. for tax compliance and tax advice.

Board of Directors Pre-Approval Policies and Procedures

The Company’s Board of Directors has established pre-approval and procedures for the engagement of its independent auditors for audit and non-audit services.

The Board of Directors reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services as defined by Sarbanes-Oxley Act of 2002.

D. Exemptions from the listing Standards for Audit Committees

Not Applicable

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Main Practices to Corporate Governance

Under the Corporate Governance Rules of the New York Stock Exchange, currently in effect as approved by the U.S. Securities and Exchange Commission on November 4, 2003 (other than Section 303A.08 which was approved on June 30, 2003), Perdigao S.A. is required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standard.  We have summarized these significant differences below.

We are permitted to follow practice in Brazil in lieu of the provisions of the Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules by July 31, 2005 (or avail ourselves of an appropriate exemption) and our Chief Executive Officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules.

Majority of Independent Directors:  Under NYSE Rule 303A.01 domestic listed companies must have a majority of independent directors.  We do not have a similar requirement under Brazilian practice and we do not have a majority of independent directors serving on our board of directors.

Separate meetings of non-management directors:  Under NYSE Rule 303A.03, the non-management directors of each domestic listed company must meet at regularly scheduled executive sessions without management.  We do not have a similar requirement under Brazilian practice, but in any event, all members of our board are non-executive directors.  Our independent directors do not meet separately from directors who are not independent.

Nominating/corporate governance committee:  Under NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors.  We are not required to have such a committee under Brazilian law (Board committees themselves being a very recent practice), members being recommended for our  Board of Directors consistent with the shareholders’ agreement which is more fully described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and the New York Stock Exchange.

Compensation Committee:  Under NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors.  We are not required to have such a committee under Brazilian practice. Our Board of Directors is directly responsible for employee and executive compensation and recruitment, incentive-compensation and related matters.

Audit Committee:  Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3.  In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), has an internal audit function and otherwise fulfills the requirements of the NYSE and Rule 10A-3.  There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3.  As a foreign private issuer, we will be required to comply with Rule 303A.06 and Rule 10A-3 (or to qualify for an exemption) not later than July 31, 2005.  While we do not currently have an audit committee that complies fully with the requirements described above], we are actively engaged in adapting our corporate governance practices either to install on a timely basis such an audit committee or to adapt our Board of Directors or fiscal council (conselho fiscal) to such function, as permitted by Rule 10A-3.  Our fiscal council currently performs certain of the functions prescribed for the audit committee, although it is not independent within the meaning of U.S. law and the NYSE rules nor is the scope of its duties entirely compatible with the requirements of U.S. law and the NYSE rules.

Equity Compensation Plans:  Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule.  Our Board of Directors has authorized the establishment of a stock option plan that is intended to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in the company.  No plan has yet been established, however, and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be.  Any such plan, if established, would require the favorable vote of holders of the common shares of the company.  Holders of preferred shares, including holders of our ADSs, would not have the opportunity to vote on such a plan or any revisions thereto.

Corporate governance guidelines:  Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines.  We do not have a similar requirement under Brazilian law, although we do establish operating principles for our executive management.  In addition, we have adhered to the Level I listing standards of the

BOVESPA and accordingly have adopted a written policy of trading of securities and disclosure matters, which is available on this website at www.perdigao.com.br/ri/eng.

Code of Business Conduct and Ethics:  Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.  We have a similar requirement under Brazilian law and we have adopted a code of ethics that applies to our directors, officers and employees.  A copy of such Code of Ethics can be accessed on this website at www.perdigao.com.br/ri/eng and a copy can be obtained from us by contacting us at the contact information on this website.

Further information concerning our corporate governance practices and applicable Brazilian law is available on this website, in our submissions to the U.S. Securities and Exchange Commission on Form 6-K and in our Form 20-F Annual Report filed annually with the U.S. Securities and Exchange Commission.  We have also voluntarily adhered to the Level I listing standards of the Sao Paulo Stock Exchange (BOVESPA) on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us.  For more information concerning such standards, see this at perdigao.com.br/ri/eng.

ITEM 17. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

Financial Statements.

1.01   By-laws of the Company (in English translation) as currently in effect

2.1. The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

4.1. Negotiation Policies of Securities and Disclosure of Statutes or Relevant Facts

11.1. Code Of Ethics

12.01      Certification of the Chief Executive Officer under Item 15

12.02      Certification of the Chief Financial Officer under Item 15

13.01. Certification pursuant to 18 U.S.C. Section 1350.

13.02. Certification pursuant to 18 U.S.C. Section 1350.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PERDIGÃO S.A.

Date: June 29, 2004

	By:	/s/ Wang Wei Chang
Name: Wang Wei Chang
Title: Chief Financial Officer

	By:	/s/ Nildemar Secches
Name: Nildemar Secches
Title: Chief Executive Officer

Consolidated Financial Statements

Perdigão S.A. and subsidiaries

Years ended December 31, 2003, 2002 and 2001 with Report of Independent Auditors

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Perdigão S.A.

We have audited the accompanying consolidated balance sheets of Perdigão S.A. and  subsidiaries (“the Company”) as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Perdigão S.A.and subsidiaries  for the year ended December 31, 2001, were audited by other auditors whose report dated June 27, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perdigão S.A. and  subsidiaries at December 31, 2003 and 2002, and the results of their operations, and changes in their financial position for the years then ended, in conformity with accounting  principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the consolidated financial statements).

São Paulo, January  24, 2004

ERNST & YOUNG

Auditores Independentes S.S.

CRC 2SP015199/O-6

Luiz Carlos Passetti

Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Perdigão S.A.

São Paulo – SP

1.          We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and changes in financial position of Perdigão S.A. (a Brazilian corporation) and subsidiaries (the “Group”) for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.          In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations, changes in stockholders’ equity and changes in financial position of the Group for the year ended December 31, 2001 in conformity with accounting practices adopted in Brazil.

4.          Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

June 27, 2002

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu Auditores Independentes
Sao Paulo, SP - Brazil

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(In thousands of reais)

	2003	2002
Assets
Current assets:
Cash and cash equivalents	452,004	503,704
Short-term investments	196,516	400,544
Trade accounts receivable	153,010	197,520
Inventories	680,853	594,228
Recoverable taxes	92,725	99,868
Deferred income tax assets	20,209	24,170
Prepaid expenses	34,349	18,605
Other assets	36,920	23,713
	1,666,586	1,862,352

Noncurrent assets:
Fixed income securities	5,728	47,129
Recoverable taxes	29,961	7,305
Deferred income tax assets	41,554	36,295
Notes receivable	24,765	20,543
Judicial deposits	13,261	13,352
Other assets	9,560	11,111
	124,829	135,735

Permanent assets:
Investments	469	442
Property, plant and equipment	914,974	934,097
Deferred charges	72,150	74,608
	987,593	1,009,147

Total assets	2,779,008	3,007,234

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(in thousands of reais)

	2003	2002
Liabilities and shareholders’ equity
Current liabilities:
Bank loans, financing and debentures	811,586	1,262,192
Trade accounts payable	323,480	278,607
Payroll and related charges	63,828	49,119
Taxes payable	33,290	24,837
Dividends and interest on shareholders’ equity	34,640	115
Management and employees profit sharing	9,441	693
Ocean freight payable	18,529	13,042
Other liabilities	25,562	38,557
	1,320,356	1,667,162

Noncurrent liabilities:
Bank loans, financing and debentures	584,903	531,421
Social and tax obligations	5,539	3,479
Deferred tax liabilities	2,491	7,502
Provisions for contingencies	102,532	122,030
	695,465	664,432

Shareholders’ equity:
Paid-in capital	490,000	490,000
Income reserves	284,582	191,919
Accumulated deficit	(11,395)	(6,279)
	763,187	675,640

Total liabilities and shareholders’ equity	2,779,008	3,007,234

See accompanying notes.

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31, 2003, 2002 and 2001

(In thousands of reais, except per share data)

	2003	2002	2001
Gross revenues:
Domestic sales	2,533,101	2,135,761	1,754,564
Exports	1,837,865	1,205,948	1,034,845
	4,370,966	3,341,709	2,789,409

Sales deductions	(545,772)	(424,330)	(355,706)

Net operating revenues	3,825,194	2,917,379	2,433,703

Cost of goods sold	(2,802,321)	(2,103,944)	(1,633,483)

Gross profit	1,022,873	813,435	800,220

Operating income (expenses):
Selling expenses	(682,573)	(554,449)	(400,907)
General and administrative expenses	(46,438)	(39,295)	(35,108)
Management compensation	(6,526)	(5,478)	(5,166)
Financial expenses, net	(135,398)	(219,207)	(120,752)
Equity pickup	(1,184)	9,784	7,266
Other operating expenses	(2,750)	(2,243)	(2,503)
	(874,869)	(810,888)	(557,170)

Operating income	148,004	2,547	243,050

Nonoperating result	(2,596)	(223)	(3,987)

Income before taxes and profit sharing	145,408	2,324	239,063

Income and social contribution taxes benefit (expense)	(12,427)	6,601	(57,168)
Employees’ profit sharing	(7,504)	(693)	(10,838)
Management profit sharing	(1,930)	—	(2,810)

Net income for the year	123,547	8,232	168,247

Net earnings per outstanding share at end of year-in reais	2.7758	0.1850	3.7801

See accompanying notes.

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2003, 2002 and 2001

(in thousands of reais)

	Paid-in capital	Capital reserve	Income Reserve	Retained earnings (Accumulated deficit)	Total
Balance at December 31, 2000	415,433	39	139,459	—	554,931
Tax incentives	—	103	—	—	103
Net income for the year	—	—	—	168,247	168,247
Appropriation of net income:
Legal reserve	—	—	8,413	(8,413)	—
Reserve for capital increase	—	—	33,650	(33,650)	—
Reserve for expansion	—	—	75,711	(75,711)	—
Dividends and interest on shareholders’ equity - R$1.1340 per outstanding share at December 31, 2001	—	—	—	(50,473)	(50,473)
Balance at December 31, 2001	415,433	142	257,233	—	672,808
Capital increase with reserves	74,567	(142)	(74,425)	—	—
Net income for the year	—	—	—	8,232	8,232
Appropriation of net income:
Legal reserve	—	—	726	(726)	—
Reserve for capital increase	—	—	2,902	(2,902)	—
Reserve for expansion	—	—	5,483	(5,483)	—
Interest on shareholders’ equity - R$0.1213 per outstanding share at December 31, 2002	—	—	—	(5,400)	(5,400)
Balance at December 31, 2002	490,000	—	191,919	(6,279)	675,640
Net income for the year	—	—	—	123,547	123,547
Appropriation of net income:
Legal reserve	—	—	6,433	(6,433)	—
Reserve for capital increase	—	—	25,733	(25,733)	—
Reserve for expansion	—	—	60,497	(60,497)	—
Interest on shareholders’ equity - R$0.8088 per outstanding share at December 31, 2003	—	—	—	(36,000)	(36,000)
Balance at December 31, 2003	490,000	—	284,582	(11,395)	763,187

See accompanying notes.

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2003, 2002 and 2001

(In thousands of reais)

	2003	2002	2001
Sources of working capital
From operations (see below)	183,070	158,071	278,377
From third parties:
Proceeds from long-term loans	451,403	390,097	298,647
Transfer from noncurrent to current assets	39,249	404,747	22,177
Disposals and transfers of permanent assets	6,460	6,952	9,858
Long-term taxes	3,278	1,391	4,295
	683,460	961,258	613,354
Applications of working capital
Dividends and interest on shareholders’ equity	36,000	5,400	50,473
Additions to investments	4	311	28,285
Additions to property, plant and equipment	74,374	106,523	118,578
Additions to deferred charges	12,970	12,787	15,453
Transfer from noncurrent to current liabilities	403,699	630,875	340,644
Investments in fixed income securities	5,195	14,713	295,326
Other	178	24,501	9,716
	532,420	795,110	858,475

Increase (decrease) in working capital	151,040	166,148	(245,121)

Changes in working capital:
At beginning of year	195,190	29,042	274,163
At end of year	346,230	195,190	29,042
Increase (decrease) in working capital	151,040	166,148	(245,121)

Funds provided by operations, represented by:
Net income for the year	123,547	8,232	168,247
Depreciation, amortization and depletion	98,667	81,511	64,966
Deferred taxes	(32,832)	(4,053)	(7,682)
Provision for contingencies	(30,586)	(4,976)	361
Net financial charges on long-term items	19,302	87,869	55,842
Equity pickup from subsidiaries	1,184	(9,784)	(7,266)
Result from disposal and write-offs of permanent assets	3,764	(574)	3,547
Other	24	(154)	362
	183,070	158,071	278,377

See accompanying notes.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

(In thousands of reais, unless otherwise indicated)

1. OPERATIONS

Perdigão S.A. (“the Company”) is the holding company of the Perdigão Companies, whose principal activities are the raising, production and slaughtering of poultry ( chicken, Chester, turkeys and other ) and pork, and the processing and/or sale of frozen products, pasta, vegetables, and soybean derivatives.

The following subsidiaries were included in the consolidated financial statements for the years ended December 31:

Investment in Subsidiaries:

	Participation in capital - %
	2003	2002
Perdigão Agroindustrial S.A.	100.0	100.0
Perdigão Export Ltd.	100.0	100.0
Perdigão UK Ltd.	100.0	100.0
Perdigão Holland B.V.	100.0	100.0
Perdigão Overseas S.A.	100.0	100.0
Crossban Holdings GMBH.	100.0	—
Perdix International Foods Comércio Internacional LTD.	100.0	—
PRGA Participações Ltda.	100.0	—
PDA Participações Ltda.	100.0	—

The wholly-owned subsidiaries PDA Distribuidora de Alimentos Ltda, Highline International Ltd., BFF Trading S.A. and BFF International Ltd. are not currently operating.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

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

On December 26, 1995, the Brazilian Government enacted Law No. 9,249, which, among several changes in the tax and corporate legislation, eliminated the recording of the effects of inflation as from January 1, 1996, for tax and financial reporting purposes. However until December 31, 1996 the Company recorded the effects of inflation.

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

Effective January 1, 1998, according to SFAS 52, and also international accounting standards, the Brazilian economy ceased to be considered “highly inflationary”, which for the purposes of that statement, is an economy that has cumulative inflation of approximately 100 percent or more over a period of three-years.

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

The accompanying financial statements are translated and adapted from the original ones issued in Brazil, under Brazilian GAAP.  Some reclassifications and changes in wording were made and these Notes were expanded to approximate the practices prevailing in the accounting principles generally accepted in the United States of America (“US GAAP”).

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The Company’s accounting practices comply with Brazilian GAAP, which differ in certain respects from U.S. GAAP.  Also, additional information has been included in the financial statements to comply with the regulations of SEC for foreign registrants.  See Note 21 for further discussion on the differences and the reconciliation of shareholders’ equity and net income under both sets of principles.

3.1. Consolidated Financial Statements

The consolidated financial statements were prepared based on the individual financial statements of Perdigão S.A. and its subsidiaries indicated in Note 1; all significant intercompany transactions and balances were eliminated.

The accompanying consolidated financial statements are presented based on accounting principles adopted in Brazil, and in accordance with supplementary standards established by the CVM (Brazilian Securities Commission).

3.2. Accounting Practices

(a) Cash and cash equivalents—Are considered to be all highly liquid temporary cash investments, with maturities less than ninety days when purchased.  The amounts are stated at cost plus interest earned to the balance sheet date.

(b) Short-term investments—Stated at cost plus interest accrued to the balance sheet date, with original maturity less than twelve months (Note 4).

(c) Trade accounts receivable—Stated net of the allowance for doubtful accounts, which was determined based on an analysis of the realization risks and in an amount considered sufficient by management to cover probable losses on receivables (Note 6).

(d) Receivables and liabilities—Assets and liabilities denominated in foreign currency are translated into Brazilian reais based on the exchange rate in effect on the balance sheet date.  Assets and liabilities denominated in Brazilian reais and indexed under contracts are restated applying the respective indices.  Monetary variations are recognized totally in income.

(e) Inventories—Stated at acquisition or formation average cost, not in excess of market or net realizable value (Note 7).

(f) Property, plant and equipment—Stated at acquisition or construction cost.  Depreciation is determined under the straight-line method, based on the rates set forth in Note 9 (depletion based on utilization), and charged to production costs or directly against income.  Interest incurred on new manufacturing facilities was allocated to the cost of construction.

(g) Deferred charges—Stated at acquisition cost, charged to production costs or directly against income, and amortized based on the rates set forth in Note 10.

(h) Income (IRPJ) and social contribution (CSLL) taxes—Computed based on taxable income in accordance with the legislation and tax rates in effect. Deferred IRPJ and CSLL taxes were recorded in current and noncurrent assets and noncurrent liabilities, as a result of temporary differences taken into consideration when computing the taxes, recoverable taxes’ balances have been contemplated too (Note 12).

(i) Provisions for contingencies—Determined based on an analysis of contingencies, taking into consideration risks and estimates, recognized in an amount considered sufficient by management and its legal advisors to cover probablelosses (Note 13).

(j) Earnings per share—Calculated based on shares outstanding on the balance sheet date.

(k) Employee vacation and other benefits—Vacation and other employee benefits are charged to results on an accrual basis.

(l) Management profit sharing—Management is entitled to a share of each year’s profits based on certain goals being met.  The amount is accrued in the year in which it was earned.

(m) Revenue recognition—The Company recognizes revenues when it delivers its products to the customers. The Company recognizes revenues on certain international sales upon transfer of title, which may occur after shipment.

(n) Use of estimates—In preparing financial statements in accordance with accounting principles adopted in Brazil,  Company management is required to make certain assumptions and estimates with respect to the recording of certain assets, liabilities and transactions.  Actual results in the future may differ from the estimates included in these financial statements.

4. CASH AND BANKS AND SHORT-TERM INVESTMENTS

	December 31,
	2003	2002
Local currency
Cash and banks	352,828	394,339
Bank Deposit Certificate – CDB	140,049	—
Fixed Income Funds	17,296	—
Linked to TJLP (long-term interest rate) + interest	—	26,582
	510,173	420,921
Foreign currency
Cash and banks	99,176	109,365
Central Bank Notes (NBC-E)	—	370,413
Brazilian Treasury Notes (NTN-D)	32,424	42,519
Other	12,475	8,159
	144,075	530,456
	654,248	951,377

Current	648,520	904,248
Noncurrent	5,728	47,129

TJLP – long-term interest rate variation in Brazil, whose average rates were 11.48% and 9.88% in 2003 and 2002 respectively, and Interbank Deposit Certificates (CDI), whose rates were 23.26% and 19.07% in 2003 and 2002 respectively.

Bank Deposit Certificate (CDB): Investments with yield based on the daily variation of Interbank Deposit Certificates (CDI).

Fixed Income Funds: Investments based on interbank deposit rates with daily liquidity, supported by CDI rates.

Linked to TJLP (long-term interest rate) + interest: investments with yield based on long-term interest rate plus 5.52% per year in 2002 and 2001.

Central Bank Notes – NBC-E: Investments with yield based on the exchange rate variation between Brazilian real and U.S. dollar plus annual interest ranging from 8.40% to 14.30% per year in both 2003 and 2002 and 7.50 to 13.21% in 2001.

Brazilian Treasury Notes – NTN-D: Investments with yield based on the exchange rate variation between Brazilian real and U.S. dollar plus annual interest ranging from 10.10% to 14.30% per year in 2003  and from 9.49% to 10.10% in 2002 and 2001.

The Company has investments in foreign currency in the amount of R$142.460 at December 31, 2003 (R$528,826 at December 31, 2002) to offset the risk of devaluation related to its foreign currency denominated debt, which totaled R$827,897 at December 31, 2003 (R$1,162,587 at December 31, 2002) (Also see Note 5). The maturity dates of these investments range from January 2004 to December 2008, however, they are readily marketable. The Company has the intent to maintain these investments until their maturity dates.

5. DERIVATIVES AND FOREIGN CURRENCY POSITION

A portion of the Company’s debts is denominated in U.S. dollars or other foreign currencies.

In order to mitigate the risk that the Company’s available cash is not sufficient to pay its dollar liabilities in the event of devaluation in excess of the percentages experienced for the past several years, the Company has entered into swap contracts with various banks. The contracts  outstanding at December 31, 2003 and  2002 are summarized as follows:

December 31, 2003
Bank	Date of contract	Maturity	Notional amount – in U.S. dollars	(a) (1)	(b) (2)
BankBoston	June 18, 2003	July 08, 2004	40,000,000	PTAX 800 plus 3.78% p.a.	CDI variation
BNP Paribas	June 04, 2003	July 01, 2004	20,000,000	PTAX 800 plus 4.30% p.a.	CDI variation
HSBC Bank	February 19, 2003	February 16, 2004	4,000,000	PTAX 800 plus 13.65% p.a.	CDI variation
ING Bank	January 31, 2003	June 18, 2004	45,000,000	PTAX 800 plus 7.34% p.a.	CDI variation
Pactual	February 19, 2003	June 25, 2004	11,000,000	PTAX 800 plus 9.15% p.a.	CDI variation
Rabobank	July 07, 2003	December 06, 2004	26,570,329	PTAX 800 plus 4.23% p.a.	CDI variation
Votorantim	October 18, 2002	June 02, 2005	40,629,057	PTAX 800 plus 4.70% p.a.	CDI variation

Total

187,199,386

Bank	Date of contract	Maturity	Notional amount – in U.S. dollars	(a) (3)	(b) (4)
Itaú BBA	December 15, 2003	March 15, 2004	5,042,941	EURO plus 0.00% p.a.	GBP plus 3.14% p.a.
Total			5,042,941

December 31, 2002
Bank	Date of contract	Maturity	Notional amount – in U.S. dollars	(a) (1)	(b) (2)
Banco Itaú	July 15, 2002	July 10, 2003	20,000,000	PTAX 800 plus 14.30% p.a.	CDI variation
BankBoston	June 12, 2002	July 18, 2003	68,000,000	PTAX 800 plus 14.98% p.a.	CDI variation
BBA Creditanstalt	June 25, 2002	July 21, 2003	2,000,000	PTAX 800 plus 20.00% p.a.	CDI variation
Citibank	June 17, 2002	June 12, 2003	4,000,000	PTAX 800 plus 11.10% p.a.	CDI variation
HSBC Bank	July 02, 2002	December 18, 2003	30,300,000	PTAX 800 plus 23.97% p.a.	CDI variation
Votorantim	October 18, 2002	April 20, 2005	30,629,057	PTAX 800 plus 4.53% p.a.	CDI variation
Total			154,929,057

(1) Variation of the U.S. dollar selling exchange rate as per the Central Bank of Brazil.

(2) Brazilian CDI rate.

(3) Exchange rate variation for the sale of Euro as per Central Bank of Brazil.

(4) Exchange rate variation for the sale of Pound Sterling as per Central Bank of Brazil.

The notional amount of each contract is multiplied by the indices noted in (a) and (b) above.  If the amount calculated using (a) is higher than the amount calculated for (b), the banks must pay the difference to the Company.  If (b) exceeds (a), the Company must pay the difference to the banks.

The Company records unearned gains or losses at each balance sheet date and gains or losses in the applicable period; losses were R$ 183,660 in 2003, gains were R$109,598 in 2002 and R$11,298 in 2001. They were recorded as “financial revenues (expenses)”.

The Company recorded, on these swap contracts liquidated each year, losses amounting to R$ 10,909 in 2003, gains totaling R$19.374 in 2002 and R$18,335 in 2001. The Company’s foreign currency denominated liabilities exceeded its assets denominated in foreign currency by R$618,404 (R$713,363 at December 31, 2002). The Company’s foreign currency financing  , net of investiments, maturing in 2004 total R$616,264 and 2005 total R$205,837. The remaining long-term liabilities are subject to the risk of variation in currency exchange rates; however, the Company believes that its export revenues, which are based on stable foreign currencies, will be sufficient to honor those liabilities as they become due.

Executive management defines the policy for financial operations and transactions, starting with the establishment of strategies and exposure limits, previously submitted to the Board of Directors.

As of December 31, 2003 and 2002, the Company had the following assets and liabilities denominated in or indexed to foreign currencies:

	December 31
	2003	2002
Cash and banks and short-term investments	144,075	530,456
Swap agreements	496,398	580,254
Loans and financing	(744,943)	(1,252,548)
Other operating assets and liabilities	65,414	(81,232)
	(39,056)	(223,070)

The Company’s principal transactions denominated in foreign currencies, expressed in Brazilian reais, were as follows:

	December 31
	2003	2002
Sales	1,837,865	1,205,948
Purchases
Fixed assets	6,329	13,928
Raw materials and other	114,006	94,933
	120,335	108,861

Interest income (expense), net	41,388	13,170

As of December 31, 2003 and 2002, the exchange rates for the Brazilian real with respect to the transacted foreign currencies indicated above were as follows:

	December 31
	2003	2002
U.S. dollar	2,8892	3,5333
Euro	3,6506	3,7093
Pound	5,1824	5,6808

In September 2003, the Company entered into an agreement to establish a Fund for Investment in Credit Rights (FIDC) as allowed by CVM Instruction 356/2001, amended by Instruction 393/2003.  As part of the FIDC agreement, the Company transfers up to R$80 million of its domestic receivables to a special purpose entity. The receivables sold are subject to a discount rate not lower than 95% of the average rate of Brazilian interbank certificate deposits. Through December 31, 2003, the Company received cash proceeds of R$119,099 from the sales of domestic receivables under this agreement and incurred interest expense of R$ 5,012.  The receivables retained by the special purpose entity amounted to R$82,206 at December 31,2003.

6. TRADE ACCOUNTS RECEIVABLE

	December 31
	2003	2002
Current	165,387	215,905
Allowance for doubtful accounts	(12,377)	(18,385)
	153,010	197,520

Noncurrent	12,658	11,479
Allowance for doubtful accounts	(8,069)	(7,282)
	4,589	4,197

The allowance for doubtful accounts – domestic customers is determined based on historical losses on average receivable balances during recent years, as follows: 1.09% in 2003 and 1.08% in 2002, while for foreign customers the analysis is made on an individual customer basis.

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

Changes in the allowance for doubtful accounts were as follows:

	December 31
	2003	2002	2001
Balance at the beginning of year	25,667	11,071	7,184
Provision	10,951	15,235	4,353
Write-offs	(16,172)	(639)	(466)
Balance at end of year	20,446	25,667	11,071

The Company generally does not require collateral from its customers.

7. INVENTORIES

	December 31
	2003	2002
Finished goods	267,333	203,231
Work-in-process	28,128	20,601
Raw materials	55,296	63,059
Supplies and packaging materials	73,402	68,954
Live animals (farmyard birds, turkey and pigs)	239,482	212,357
Advances to suppliers and imports in transit	17,212	26,026
	680,853	594,228

8. RECOVERABLE TAXES

Recoverable taxes refer to credits to be offset against the related taxes due.

	December 31
	2003	2002
State VAT (ICMS)	31,209	34,791
Income tax	21,344	14,066
Federal VAT (IPI), PIS/COFINS presumed tax credit	54,203	40,736
PIS tax	15,814	15,586
Other	116	1,994
	122,686	107,173

Current	92,725	99,868
Noncurrent	29,961	7,305

In 2002, the Company recognized the tax credits related to a judicial action that challenged the decree-laws that changed the computation of PIS tax, previously established by Complementary Law No. 7/70, for the period from July 1989 to June 1995. The amount of tax credits recognized based on this action was R$18,011

9. PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation	Cost		Net Book value
	rate (%)	2003	2002	2003	2002
Buildings and leasehold improvements	4 to 10	522,517	483,212	393,474	373,030
Machinery and equipment	10 to 20	583,885	531,696	350,828	347,690
Electric and hydraulic Installations	10	50,489	34,866	37,089	25,471
Forest and reforestation	various	17,550	14,994	14,291	12,140
Other	10 to 20	20,746	19,728	11,482	11,090
Land		84,149	84,782	84,149	84,782
Construction in progress		23,661	79,894	23,661	79,894
		1,302,997	1,249,172	914,974	934,097

During 2003 the Company capitalized interest of R$5,117 (R$6,286 in 2002 and R$15,312 in 2001) as construction in progress. Interest is capitalized up to the time the transfer from construction in progress to fixed assets occurs, when the item starts to be depreciated.

On April 1, 2002, subsidiary Perdigao Agroindustrial S.A. sold the fixed assets and inventories of the Mococa, SP unit for the amount of R$6,093, generating a loss of R$1,698, without affecting the operating results due to the provision for losses recorded  in prior years.

10. DEFERRED CHARGES

	Annual amortization	Cost		Net Book value
	rate - %	2003	2002	2003	2002
Preoperating costs at Rio Verde – Goiás Plant	10	59,354	55,636	49,418	51,264
Implementation of integrated management system	20	24,547	25,026	5,370	9,300
Goodwill on acquisition of investment	20	18,888	18,888	8,058	11,836
Other various		10,225	2,857	9,304	2,208
		113,014	102,407	72,150	74,608

The preoperating costs related to the Rio Verde, Goiás unit, were amortized in proportion to the utilization of production capacity through December 31, 2002 and since January 01, 2003, at the annual rate of 10%. The realization of the goodwill resulting from the acquisition of Frigorífico Batávia S.A., merged into subsidiary Perdigão Agroindustrial S.A. on March 26, 2001 by absorption, is based on the expectation of future profitability, which is estimated to occur within 5 years.

In 2000 and 2001, the Company acquired a 51% and 49% interest, respectively, in Frigorífico Batávia S.A. and recorded goodwill as a result of the transactions.  The Company is amortizing such goodwill on a straight-line basis over five years.

11. BANK LOANS, FINANCING AND DEBENTURES

Loans, financing and debentures by type of financing and interest rates, are as follows:

	December 31
	2003		2002
Type of financing	Annual weighted average rate	R$	Annual weighted average rate	R$
Current
Local currency:
Production	8.75%	142,111	8.75% + TR	208,505
Workingcapital	4.19% + TJLP (*)	32,279	1.27% + TJLP (*)	91,545
PP&E	2.54% + TJLP (*)	49,788	2.55% + TJLP (*)	54,065
Debentures	6.00% + TJLP (*)	14,977	6.00% + TJLP (*)	12,471
		239,155		366,586
Foreign currency:
Working capital	4.37% + exchange variation	45,692	5.29% + exchange variation	83,166
Export prepayment	5.04% + exchange variation	140,872	5.15% + exchange variation	408,970
Export advances	3.66% + exchange variation	298,417	6.69% + exchange variation	486,688
PP&E	8.82% + exchange variation	4,495	8.91% + exchange variation	6,743
Swap balance, net	(5.48)% + exchange variation (see Note 5)	82,955	(4.56)% + exchange variation (see Note 5)	(89,961)
		572,431		895,606
		811,586		1,262,192
Long-term
Local currency:
Working capital	4.19% + TJLP (*)	175,184	5.85%	57,200
PP&E	2.52% + TJLP (*)	100,910	2.52% + TJLP (*)	142,660
Debentures	6.00% + TJLP (*)	53,343	6.00% + TJLP (*)	64,580
		329,437		264,440
Foreign currency:
Working capital	7.99% + exchange variation	26,573	4.81% + exchange variation	18,260
Export repayments	5.04% + exchange variation	216,690	5.15% + exchange variation	229,665
Export advances	3.66% + exchange variation	2,889	8.40% + exchange variation	2,822
PP&E	11.00%+exchange variation	9,314	11.70%+exchange variation	16,234
		255,466		266,981
		584,903		531,421

(*) TJLP – Brazilian long-term interest rate, which averaged 11,48% and 9,88% in 2003 and 2002 respectively.

Noncurrent Bank Loans, Financing and Debentures, have the following payment schedule:

	December 31
Maturity	2003	2002
Noncurrent
2004	—	272,411
2005	375,184	104,950
2006	90,065	45,448
2007	42,824	41,859
2008	11,768	11,711
From 2009 to 2025	65,062	55,042
	584,903	531,421

At December 31, 2003 and 2002, the weighted-average interest rate for short-term borrowings was 7.89% and 7.08%, respectively.

Bank loans, financing and debentures in the amount of R$182,770 in 2003 (R$254,989 in 2002) are guaranteed by chattel mortgages, mortgages on properties and collaterals and the remaining by collaterals granted by Perdigão S.A.

Perdigão Agroindustrial S.A. and its subsidiary maintain loans granted by a group of banks for future exports.  The export customers remit the payments of the invoices directly to the banks.  These loan contracts have grace periods from 12 to 18 months and maturity dates from January 2004 to June 2006.

The balance of these loans was composed as follows:

	December 31
	2003	2002
Current	140,872	408,970
Long-term	216,690	229,665
	357,562	638,635

The subsidiary Perdigão Agroindustrial S.A. has a loan from International Finance Corporation - IFC, with final maturity on July 15, 2005, in the amount of R$25,755 (R$47,422 in 2002). At December 31, 2003, the Company was complying with all contractual conditions, related to the following financial indexes: i) Current liquidity ratio must be at least 1.2; ii)  Long-term debt to equity ratio may not exceed 60:40 and iii) Debt service coverage ratio must not be under 1.25.

The subsidiary Perdigão Agroindustrial S.A. issued 81,950 debentures, totally paid-in between June 30, 1998 and November 21, 2000, to the National Economic and Social Development Bank – BNDES, at the unit value of R$1 each and redemption term between June 15, 2001 and June 15, 2010; up to December 31, 2003 there was the redemption of 26,781 debentures.

Perdigão subsidiaries’ debt is secured by R$767,680 in 2003 (R$1,074,960 in 2002) of endorsement by Perdigão S.A., R$633,419 in 2003 (R$657,587 in 2002) of mortgages on properties and collaterals, R$1,830 in 2003 (R$5,719 in 2002) of fiduciary liens for loans, financing and debentures, and R$96,137 in 2003 (R$77,288 in 2002) of mortgages on properties for other obligations.

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

The effect of these incentives, if received by an operating subsidiary company, is recorded as a credit to applicable tax expense.

c. Income and social contribution tax reconciliation.

Legal taxes and charges are reconciled to the amount reported as expenses with income and social contribution taxes in these financial statements, as follows:

	December 31
	2003	2002	2001
Income before income tax and profit share	145,408	2,324	239,063
Profit share – employees / management	(9,434)	(693)	(13,648)
Interest on shareholders’ equity	(36,000)	(5,400)	(48,000)
Tax-exempt income in foreign subsidiary	(70,159)	—	—
Equity pickup	1,184	(9,784)	(7,266)
Reversal of tax on revaluation reserve	(4,385)	—	—
Other	10,560	6,318	1,319
Calculation basis	37,174	(7,235)	171,468
Statutory tax rate - %	34,00	34,00	34,00
IRPJ and CSLL taxes on income	(12,639)	2,460	(58,299)
Tax incentives	212	530	1,131
Recovery of tax on net income (ILL)	—	3,611	—
Effective tax benefit (expense)	(12,427)	6,601	(57,168)

The following amounts related to current and deferred income and social contribution taxes were recorded in the year:

	December 31
	2003	2002	2001
Current IRPJ and CSLL taxes	(18,736)	(18,229)	(50,907)
Deferred IRPJ and CSLL taxes	6,309	24,830	(6,261)
	(12,427)	6,601	(57,168)

During 2003, a foreign subsidiary was established and the R$70 million income is not tax effected while not actually distributed. At December 31, 2003, approximately R$3 million of taxes would be paid if such income were to be distributed to the Company.

Income tax returns of the Company are subject to review by the tax authorities for a period of five years from the filing date.  The Company may be subject to the assessment of additional taxes, fines and interest as a result of any reviews.

The tax effects of temporary differences that generated deferred tax assets (liabilities) are as follows:

	December 31
	2003	2002
Deferred income and social contribution tax assets on:
Income tax losses	21,794	16,624
Social contribution tax losses	10,620	7,546
Provision for contingencies	15,207	25,525
Other temporary differences	14,142	10,770
	61,763	60,465

Current	20,209	24,170
Noncurrent	41,554	36,295

Deferred income and social contribution tax liabilities on:
Realizable revaluation reserve	487	4,957
Accelerated depreciation incentive	2,004	2,545
	2,491	7,502

13. PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings.

The Company classifies its risk of loss in legal proceedings as remote, possible or probable.

Reserves recognized by the Company in its financial statements in connection with such proceedings reflect reasonably estimable/probable losses as determined by the Company’s management on the basis of legal advice.

In management’s opinion, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their respective properties are subject, that are not presently provided for, which, either individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

The reserves are summarized as follows:

	December 31,
	2003	2002
Tax:
ICMS (State VAT) (a)	5,838	10,201
Corporate income and social contribution taxes (b)	34,504	29,902
Other (c)	43,661	52,383
	84,003	92,486

Labor (d)	7,927	11,612

Civil, commercial and other:
Indemnity actions - illness and accidents (e)	7,573	11,504
Other (f)	3,029	6,428
	10,602	17,932
	102,532	122,030

(a)          Some of the Company’s units have been challenging administratively and legally certain ICMS (State VAT) matters related to amounts of tax credits taken.  The amount of potential claims presently totals R$ R$5,838 (R$10,201 in December 31, 2002), which has been reserved based on legal counsels’ opinion that the losses are probable.

(b)         Based on a preliminary injunction, the Company recognized special monetary restatement in July and August 1994 (42.76%), when the Brazilian currency was changed from the “cruzeiro real” to the “real”.  The Company considered this monetary restatement as a deductible item, for corporate income and social contribution tax purposes, which was basically a recapture of the period’s inflationary loss.  However, Brazilian income tax legislation did not recognize this inflationary loss.  According to the Company’s legal counsel, this issue has not been reviewed by the Federal Supreme Court, but based on legal counsels’ opinion, the Company recognized the entire amount of the contingency.

(c)          The litigation listed in this caption refers to the following taxes: ICMS and IPI (State and Federal VAT), IRPJ and CSLL (taxes on income), PIS and FINSOCIAL (Federal taxes on revenue), ISS (Municipal services tax), and INSS and FUNRURAL (social security and other payroll taxes), among others. There are 209 lawsuits totaling R$303,728 (242 lawsuits for a total amount of R$389,488 at December 31, 2002) with the individual amounts ranging from R$0.011 to R$35,385 for which the reserve for possible losses was based on the opinions of outside legal counsel and the Company’s in-house counsel.

(d)         The Company and its subsidiaries have 763 individual labor claims totaling R$149,294 (712 claims totaling R$165,708 at December 31, 2002), mainly related to overtime pay and inflationary adjustments to salaries required prior to the introduction of the real. Based on the Company’s past history of payments and on the opinion of its legal counsel and management, a reserve of R$7,927 (R$11,612 at December 31, 2002) is sufficient to cover probable losses.

(e)          Civil suits principally include cases where employees have sued the Company, arguing that they have suffered illness or accidents as a result of their work at the Company’s facilities. The employees are claiming indemnification for losses (medical care, etc.) and psychological damage (monthly remuneration).  The Company has argued that there is an internal specific program to avoid any work-related illness.  The Courts have decided in a similar situation that the employees’ claims, in some cases, are not valid.  In other situations, the employees’ claims are partially granted.  According to the Company’s legal counsel, the employees’ original claims will be reduced to around 70% to 80%, in some circumstances.  Of the total claims of R$46,404 (R$42,582 at December 31, 2002), the amount reserved was R$7,573 (R$11,504 at December 31, 2002)

(f)            The litigation under this caption refers to the following matters: traffic accidents, property damage and physical injury, and others. There are 507 lawsuits totaling R$57,186 with individual amounts up to R$22,032 (365 lawsuits totaling R$55,780 with individual amounts up to R$20,269 at December 31, 2002), for which the reserve for losses was based on the opinion of the Company’s in-house counsel.

For proceedings currently under litigation, the Company and its subsidiaries have judicial deposits in the amount of R$13,261 (R$13,352  in 2002), which are classified in non-current assets on the balance sheet.

14. SHAREHOLDERS’ EQUITY

a)              Capital

As of December 31, 2003  , capital was represented by 44,652,384 shares, registered, without par value, consisting of 15,471,957 common and 29,180,427 preferred shares. Foreign investors hold 36,808 (8 in 2002) common and 5,591,952 (5,666,058 in 2002) preferred shares, of which 840,760 (749,660 in 2002) preferred shares are represented by 420,380 (374,830 in 2002) American Depositary Receipts - ADRs.

The General and Extraordinary Shareholders’ Meeting of April 23, 2002 approved a capital increase from R$415,433 to R$490,000, without the issue of new shares, by means of capitalization of the capital reserve of R$142 and income reserve of R$74,425. On the same date, subsidiary Perdigao Agroindustrial S.A. increased its capital from R$374,916 to R$480,000, without issue of new shares, by capitalization of reserves.

The Company has 143,495 treasury shares, acquired in prior years and charged to income reserves, at an average cost of R$5.68 per share, available for future sale or cancellation.

The Company is authorized to increase capital stock, independent of change in the bylaws, up to the limit of 60,000,000 shares, composed of 20,040,000 common and 39,960,000 preferred.

b) Appropriation of Income

Under the terms of the Company’s bylaws and the Corporation Law, management’s proposal for the distribution of the current year’s net income, subject to ratification at the annual shareholders’ meeting, is as follows:

b.1. Legal reserve: 5% of net income for the year limited to 20 % of capital.

b.2. Interest on shareholders’ equity: article 9 of Law No. 9,249 of December 26, 1995, allowed the deductibility for income tax purposes of the interest on shareholders’ equity paid or credited to shareholders, provided such interest is computed based on the TJLP rate, effective in the year the interest on shareholders’ equity is computed.  The Company elected to pay interest on shareholders’ equity in 2003 and 2002, instead of dividends for the year, as allowed by the CVM.  In 2001, the Company paid interest on shareholders’ equity and dividends.

b.3. Reserve for capital increase: 20% of net income, up to the limited of 20% of capital.

b.4. Reserve for expansion: appropriation of the remaining net income.

b.5. Appropriation of income:

	December 31
	2003	2002	2001
Interest on shareholders’ equity/dividends	36,000	5,400	50,473
Income reserves:
Legal reserve	6,433	726	8,413
Reserve for capital increase	25,733	2,902	33,650
Reserve for expansion	60,497	5,483	75,711
	128,663	14,511	168,247

b.6. Income reserves at the end of the year are composed as follows:

	Statutory limit of capital	December 31
	stock - %	2003	2002	2001
Legal reserve	20	24,956	18,523	17,797
Reserve for capital increase	20	28,635	2,902	73,579
Reserve for expansion	80	231,806	171,309	166,672
Treasury shares	—	(815)	(815)	(815)
		284,582	191,919	257,233

c) Capital Stock Composition

The stock position of the controlling shareholders who are part of the shareholders’ agreement and/or holders of more than 5% of the voting capital at December 31, 2003 is as follows:

	Common Shares	%	Preferred Shares	%
PREVI - Caixa Prev. Func. Bco Brasil	2,865,315	18.52	3,972,428	13.61
Fund. Telebrás Seg. Social – SISTEL	2,766,917	17.88	144,889	0.50
PETROS – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	1,905,261	6.53
FAPES (Fund. Assit. Prev. Soc.)-BNDES	2,040,984	13.19	1,671,061	5.73
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
REAL GRANDEZA Fundação de A.P.A.S.	1,579,469	10.21	—	—
Bradesco Previdência e Seguros S.A. (*)	1,156,411	7.47	—	—
VALIA – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ – Banerj	514,805	3.33	151,060	0.52
	15,049,934	97.27	11,157,657	38.24
Other	422,023	2.73	18,022,770	61.76
	15,471,957	100,00	29,180,427	100,00

(*) Controlling shareholders who are not part of the shareholders’ agreement.

In an agreement among the shareholders who hold 79.67% of the common shares and 48.63% of the total Company outstanding shares on October 25, 1994, these shareholders agreed they would consult each other in advance about exercising their voting rights.

In the Special Shareholders’ Meeting of December 17, 2002, “tag along” rights were approved, which give preferred shares the right to be included in a public offering related to the transfer of control, ensuring the minimum price of 80% of the amount paid per voting share of the controlling stock.

d) Dividends and Shareholders rights

The preferred shares have preference in any redemption of capital, in the event of liquidation of the Company but have no voting rights.  All shares have equal rights to a dividend of not less than 25% of net income, adjusted in accordance with legislation. If the Company is not able to distribute a minimum of 25% of net income to all shareholders, preferred shares have the right to a minimum cumulative dividend of R$0.001 per thousand shares.  In 2002, 2001 and 2000, the Company has been able to distribute a minimum of 25% of net income.

15.  FINANCIAL INCOME (EXPENSES), NET

	December 31
	2003	2002	2001
Interest expense	(234,340)	(165,582)	(126,049)
Interest income	96,533	70,653	78,491
Net exchange variation	33,777	(108,732)	(51,783)
Financial transactions tax (CPMF)	(19,447)	(17,156)	(15,754)
Other income (expenses)	(11,921)	1,610	(5,657)
	(135,398)	(219,207)	(120,752)

16.  CASH FLOWS

The consolidated statements of cash flows were prepared in accordance with the Statement of Financial Accounting Standards No. 95 – Statement of Cash Flows, based on Brazilian GAAP amounts.

	December 31
	2003	2002	2001
Cash flows from operating activities:
Net income for the year	123,547	8,232	168,247
Adjustments to reconcile income to the cash generated by operations:
Depreciation, amortization and depletion	94,889	77,732	62,241
Amortization of goodwill	3,778	3,779	2,725
Net financial charges on long-term items	19,302	87,869	55,842
Gain (loss) on disposal of property, plant and equipment	3,764	(574)	3,529
Deferred income tax	(6,309)	(24,830)	6,261
Provision for contigencies	(19,498)	12,459	10,965
Recoverable taxes	(15,513)	(57,117)	(12,999)
Accrued interest, net	(6,166)	(23,180)	(12,361)
Other noncurrent receivables and payables	(520)	(27,117)	(10,594)
Trade accounts receivable	44,510	58,788	(44,065)
Inventories	(86,625)	(275,553)	(56,640)
Trade accounts payable	44,873	127,315	24,011
Prepaid expenses and other current assets	(28,951)	(23,552)	(1,168)
Payroll and related charges	14,709	363	8,919
Other rights and obligations	8,218	(5,020)	57,237
Cash (used in) provided by operating activities	194,008	(60,406)	262,150

Cash flows from investing activities:
Net changes in short-term investments	238,082	115,293	243,584
Investment additions	(4)	(311)	(28,285)
Property, plant and equipment additions	(74,374)	(106,523)	(118,578)
Deferred charges, net increase	(12,970)	(12,787)	(15,453)
Disposal of permanent assets	6,460	6,952	9,858
Net cash provided by investing activities	157,194	2,624	91,126

Cash flow from financing activities:
Raising	1,873,152	1,902,952	1,303,575
Payments of debt	(2,276,054)	(1,578,177)	(1,342,852)
Interest on shareholders’ equity and dividends	—	(40,462)	(50,473)
Net cash provided by (used in) financing activities	(402,902)	284,313	(89,750)

Net increase (decrease) in cash and cash equivalents	(51,700)	226,531	263,526

Changes in cash and cash equivalents:
At beginning of year	503,704	277,173	13,647
At end of year	452,004	503,704	277,173
Net increase (decrease) in cash and cash equivalents	(51,700)	226,531	263,526

Supplemental cash flow disclosure:
Interest paid	86,655	76,999	79,734
Income taxes paid	7,463	20,973	24,786

17. RELATED PARTY TRANSACTIONS

The main transactions between the Company and subsidiaries, which have been eliminated in these consolidated financial statements, are represented by loans with the subsidiary Perdigão Agroindustrial S.A. and were carried out under agreed upon terms using usual market conditions, whose balances are summarized as follows: loans of R$5,409 (R$91 at December 31, 2002); revenues of R$6,391 (R$1,229 at December 31, 2002 and R$2,195 at December 31, 2001); expenses of R$7 (R$2,167 at December 31, 2002 and R$477 at December 31, 2001).

18. INSURANCE

The main insurance coverage in effect at December 31, 2003, considered sufficient by management to cover eventual damage, is as follows: (a) named risks covering fire, wind, lightning, business interruption, among other risks, on property, plant and equipment and inventories, in the amount of R$1,214,670, b) domestic and international transport, for which the amounts are calculated based on the cargo registered, and (c) other coverage, including cash, civil responsibilities, vehicles and containers.

19. PROFIT SHARING - EMPLOYEES AND MANAGEMENT

Subsidiary Perdigão Agroindustrial S.A. signed a profit and operating results sharing collective agreement with the labor unions of the principal categories, for all employees, of up to 6% of net income before the profit sharing, based on performance indicators and results previously negotiated.

Management profit sharing is consistent with the articles of incorporation and the Board of Directors’ approval.

20. SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigao - Sociedade de Previdencia Privada (a private pension foundation), sponsored by Perdigao Agroindustrial S.A., began its activities, which are to provide supplemental retirement benefits for Perdigao Group employees.

The plan is a defined contribution plan, based on the actuarial determination of benefit levels. As of December 31, 2003 the plan had 20,613 (20,044 at December 31, 2002) participants and net assets of R$48,930 (R$33,800 at December 31, 2002). For the year, the sponsor contributed R$4,061 (R$3,409 at December 31, 2002), of which R$3,555 (R$2,963 at December 31, 2002) was for current costs and R$506 (R$446 at December 31, 2002) was for past service. The current liability for past service assumed at the beginning of the plan is R$6,748, updated based on the general price index (IGP-DI).  This amount should be paid in the maximum term of 20 years as from the date of the beginning of the plan.

Plan assets consisted of fixed income funds, variable income fund and shares, totaling R$49,015 (R$33,900 at December 31, 2002).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants.  The actuarial calculations are made by independent actuaries, in accordance with the applicable regulations in force.

21. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

21.1. Description of the GAAP Differences

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

b.  Reversal of the Property, Plant and Equipment Revaluation and related Deferred Tax Liabilities

Brazilian GAAP permits revaluation under certain circumstances.  The revaluation increment, net of deferred tax effects for revaluation after 1991, is credited to a reserve account in shareholders’ equity.  Depreciation of the asset revaluation increments is charged to income and an offsetting portion is reversed from the revaluation reserve in shareholders’ equity and transferred to retained earnings as the related assets are depreciated or disposed of.

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred tax effects have been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation.  Accordingly, the depreciation of such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c.          Deferred Charges

Brazilian GAAP permits deferral of preoperating expenses for the industrial plant in Rio Verde - Goiás under construction and new system installation R/3 from Systeme, Anwendungen, Produkte in der Datenverarbeitung - SAP (SAP R/3 System), recorded at cost, amortized over a period of five years.

For U.S. GAAP reconciliation purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income.  The capitalizable amounts related to the purchase and installation of the SAP R/3 System will, however, be amortized for U.S. GAAP purposes over five years on a straight-line basis.  Also, the amounts relating to preoperating costs at Rio Verde Goias plant in Note 10 include R$28,064 (R$39,548 in 2002) that are considered property, plant and equipment for US GAAP purposes.

d.         Capitalization of Interest Costs related to Construction in Progress

As from 1996, the CVM permits capitalization of interest costs, net of monetary gains, incurred as part of the production or acquisition costs of property, plant and equipment.  Exchange gains and losses may be capitalized only if they exceed monetary correction.  The Company has capitalized interest since 1999.

Under U.S. GAAP, interest incurred during the construction phase should be included in the corresponding asset item. Of the amount of interest capitalized, the exchange variation on foreign loans should be excluded. Capitalized interest should be amortized over the useful life of the installations.

e.          Financial Instruments and Credit Concentration Risk

Under Brazilian GAAP, financial instruments and derivatives may be accounted for at cost, contract value or market with footnote disclosure of the type and amounts of financial instruments and derivatives. The Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates at period end  plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

For US GAAP, beginning in January, 1, 2001, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137 and SFAS No. 138, was applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and so that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through revenues, with special accounting allowed for certain qualifying hedges. As a result of adoption of Statement 133, the Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of Statement 133, resulted in an effect of R$3,414, which resulted in a gain in the consolidated statement of income for the twelve months ended December 31, 2001. The cumulative effect of adopting SFAS No. 133 at January 1, 2001 was not significant.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings.  Any portion of a change in a derivative’s fair value that is considered to be ineffective should be immediately charged to income.

As required by SFAS No. 133, derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying consolidated balance sheet, and corresponding changes in fair value are being recognized in earnings. The fair value adjustment calculated based on US GAAP was R$ 16,044 in 2003 (R$ 4,563 in 2002). The fair value was determined based on the projection of the rates until the expiration of the contracts and discounted at the rate for interbank deposit certificates, being offered at the balance sheet date for transactions with similar terms. Hedge accounting has not been applied to any of the Company’s derivative financial instruments.

f. Earnings per Share

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the period, and does not distinguish between common and preferred shares.

Under U.S. GAAP, in accordance with SFAS No. 128, “Earnings per Share”, the presentation of earnings per share on the face of the income statement is required for public companies. A dual presentation is required: basic earnings per share and diluted earnings per share.  The Company had no potential common shares outstanding for any of the periods presented.  Computation of earnings per share data should be based on the weighted average number of shares outstanding during each period presented.  The effects of certain transactions, such as stock splits and stock dividends, are reflected retroactively.  Also, preferred shares are included with common shares in the denominator for earnings per share, if they have the same rights as common shares to dividends based on net income.

g. Goodwill

Brazilian GAAP, permits the amortization of the goodwill and intangible assets on a straight line basis.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (FAS 142).  FAS 142 requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the  equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing.  The new rules also require that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques.  Based on management’s assessment of the fair value of the Company’s recorded goodwill, there was no impairment recorded for US GAAP purposes as of December 31, 2003.  Management will make annual assessments of such goodwill as required by FAS 142.

h. Financial revenues (expenses)

Under Brazilian GAAP such amounts are stated as part of operating profit. Under US GAAP, financial revenue and expenses are presented after operating profit in the statement of income.

i. Employees profit sharing and management profit sharing

Under Brazilian GAAP such amounts are stated separately after operating profit in the statement of income, as addressed in the Articles of Incorporation. Under US GAAP, such amounts are presented as operating profit in the statement of income.

j. Business segments

Under US GAAP, SFAS Nº 131, “Disclosures about Segments of an Enterprise and Related Information” sets forth the rules under which publicly traded companies are obliged to disclose financial and descriptive information on their business segments. Management is of the opinion that the Company and its subsidiaries operate in a single business segment, therefore, the disclosure of information requirements under US GAAP do not apply.

k.Tax Incentives

Brazilian GAAP requires that the effect of tax incentives received by the Company be credited directly to shareholders´ equity. Under U.S GAAP, the reduction in taxes is recorded as a credit to the applicable tax expense.

l. Accounting for transfer of receivables

Under Brazilian GAAP, the transfer of receivables to a SPE, as disclosed in Note 5, is accounted for as a sale. Under US GAAP, the transfer of receivables is accounted for as a financing in accordance with FAS 140 so that the effect would be an increase in trade accounts receivable and short-term debt of approximately R$82 million.

21.2. Recently issued accounting pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 143, “Accounting for Asset Retirement Obligations.” Statement No. 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The provisions of Statement No. 143 were effective for fiscal years beginning January 1, 2003. The adoption of Statement 143 did not have a significant impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 were effective for the Company’s fiscal year 2002. The adoption of SFAS 144 did not have a significant impact on the Company’s financial statements.

Effective January 1, 2003, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 rescinds SFAS 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. Previously recorded losses on the early extinguishment of debts that were classified as an extraordinary item in prior periods have been reclassified to other income (expense), net. The adoption of SFAS 145 had no effect on the company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no effect on the company’s consolidated financial position or results of operations

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s fiscal ending after December 15, 2002. SFAS 148 had no effect on the Company’s results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued.  The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements of FIN 45 are effective for financial statements issued after December 31,2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31,2002. The adoption of the Interpretation did not have a material impact on the Company´s consolidated financial statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied by foreign private issuers, like the Company, beginning on the January 1,

2004 income statement for special purpose entities, and on December 31, 2004 for all other types of entities . Management does not expect adoption of FIN 46 to have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  Statement No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity. Statement No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Management does not expect adoption of Statement No. 150 to have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

21.3. Reconciliation of differences between Brazilian GAAP  and U.S. GAAP

Net income and shareholders’ equity adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP are as follows:

a. Net Income

	December 31
	2003	2002	2001
As reported in the accompanying financial statements under Brazilian GAAP	123,547	8,232	168,247
Different criteria for:
Monetary restatement of 1996 and 1997	(5,061)	(6,250)	(5,320)
Depreciation of fixed assets revaluation	1,820	3,859	285
Tax incentives	—	—	103
Capitalization of interest during construction in progress:
Capitalization of interest	(4,354)	(3,328)	(4,352)
Depreciation of capitalized interest	12	(1,187)	292
FAS 142 – Reversal of amortization of goodwill	3,778	3,779	—
Net reversal of deferred assets-nonallowable deferred charges	(12,713)	(11,565)	(1,122)
Gain losses on derivatives based on fair value	(16,044)	4,563	3,414
Allocation of employee´s profit sharing to inventories	700	—	—
Deferred tax effect of U.S. GAAP adjustments	11,452	4,756	2,410
Reversal of tax on revaluation reserve	(5,004)	(883)	25
Net income under U.S. GAAP	98,133	1,976	163,982
Earnings per share under U.S. GAAP	2.20	0.04	3.68
Earnings per ADS under U.S. GAAP	4.40	0.08	7.36
Average outstanding shares under U.S. GAAP (thousands)	44,508	44,508	44,508
Average outstanding ADS under U.S. GAAP (thousands)	22,254	22,254	22,254

b. Shareholders’ Equity

	December 31,
	2003	2002	2001
As reported in the accompanying financial statements under Brazilian GAAP	763,187	675,640	672,808
Different criteria for:
Monetary restatement of 1996 and 1997	49,056	54,117	60,367
Reversal of revaluation reserve	(66,562)	(66,562)	(11,265)
Reversal of accumulated depreciation	20,004	18,184	2,700
Capitalization of interest	(1,987)	2,367	5,695
Depreciation of capitalized interest related to exchange variation	(3,829)	(3,841)	(2,654)
FAS 142 – Amortization of goodwill	7,557	3,779	—
Net reversal of deferred charges-nonallowable deferred charges	(29,673)	(16,960)	(5,395)
Gain on derivatives based on fair value	(8,067)	7,977	3,414
Reversal of tax on revaluation reserve	3,621	8,625	1,542
Allocation of employee´s profit sharing to inventories	700	—	—
Other		—	2,473
Tax effect of U.S. GAAP adjustments	(4,677)	(16,129)	(20,885)
Shareholders’ equity under U.S. GAAP	729,330	667,197	708,800

21.4. Additional disclosures required by U.S. GAAP

21.4.1.               Termination benefits

The Company is required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account (40% to the employee and 10% to the Government), for the period such employee worked for the Company. The total termination compensation actually paid in the years ended December 31, 2003, 2002 and 2001 was R$4,071, R$2,838 and R$2,210, respectively.

21.4.2.               Comprehensive income

Under US GAAP, the Company adopted SFAS Nº 130, “Reporting Comprehensive Income”. Comprehensive income is not different from net income under US GAAP.

21.4.3 Fair value of financial instruments

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

The estimated market value of bank loans, financing and debentures approximates book value based on interest rates as of December 31, 2003 for transactions with similar characteristics.

21.4.4.               Other additional information under US GAAP

	2003	2002	2001
Total assets	2,839,614	3,001,987	2,473,542
Property, plant and equipment, net	946,077	984,177	1,010,800
Advertising expenses for the year	33,248	40,000	41,000
Research and development costs for the year	5,171	3,789	2,994

* * * * * * * * * * * *

ANNEX A

PERDIGÃO S/A

NET DEBT COMPOSITION (CONSOLIDATED)					12/31/2003			In Millions of U.S. Dollars

		BALANCE ON 12/31/2003		MATURITY
CREDIT LINE	PURPOSE	SHORT TERM	LONG TERM	2005	2006	2007	2008	2009	2010	2011	2012	After 2012
1) DEBT IN FOREIGN CURRENCY
PRE-PAYMENT	Working Capital	48,758	75,000	60,000	15,000	—	—	—	—	—	—	—
IMPORT FINANCE (US$)	Investments	231	0	—	—	—	—	—	—	—	—	—
IMPORT FINANCE (FRANCO)	Investments	259	0	—	—	—	—	—	—	—	—	—
POC/FINEM (BNDES Monetary Unit)	Investments	1,066	3,224	1,046	1,046	1,046	85	—	—	—	—	—
EXIM-BNDES (BNDES Monetary Unit)	Working Capital	1,108	4,822	4,822	—	—	—	—	—	—	—	—
I.F.C.	Working Capital	4,539	4,375	4,375	—	—	—	—	—	—	—	—
Resolution 2770 (EUR)	Working Capital	10,167	0	—	—	—	—	—	—	—	—	—
ACC - Advances on Exports (US$)	Working Capital	103,287	1,000	1,000	—	—	—	—	—	—	—	—
HEDGE Operation (*) US$	HEDGE Results	28,712	0	—	—	—	—	—	—	—	—	—
SUB TOTAL		198,128	88,421	71,244	16,046	1,046	85	0	0	0	0	0
2) DEBT IN LOCAL CURRENCY
Costing	Working Capital	27,992	0	—	—	—	—	—	—	—	—	—
EGF	Working Capital	21,195	0	—	—	—	—	—	—	—	—	—
F.C.O - Mid West Loan	Working Capital	2,169	5,375	849	849	849	849	849	778	352	—	—
EXIM - BNDES (Especial)	Working Capital	3,760	16,974	16,974	—	—	—	—	—	—	—	—
EXIM - BNDES (Pre- Shipmenmt)	Working Capital	5,181	21,957	21,957	—	—	—	—	—	—	—	—
FINAME (Government Agency)	Investments	130	14	14	—	—	—	—	—	—	—	—
POC/FINEM (BNDES)	Investments	17,103	34,913	13,697	9,168	7,862	1,815	1,498	873	—	—	—
DEBENTURES (BNDES)	Investments	5,184	18,463	5,065	5,065	5,065	1,307	1,307	654	—	—	—
LEASING	Investments	60	104	59	45	—	—	—	—	—	—	—
Fiscal Incentives (Prodec)	Working Capital	0	14,130	—	—	—	17	127	410	749	999	11,827
Fiscal Incentives (Fomentar)	Working Capital	2	2,095	—	—	—	—	—	—	—	—	2,095
SUB TOTAL		82,776	114,024	58,614	15,127	13,776	3,988	3,781	2,715	1,101	999	13,923
GROSS DEBT		280,903	202,445	129,857	31,173	14,822	4,073	3,781	2,715	1,101	999	13,923
3) INVESTMENTS
Availabilities (R$)		(3,231)	0	—	—	—	—	—	—	—	—	—
Availabilities (Foreign Currency)		(560)	0	—	—	—	—	—	—	—	—	—
Investments in Funds (R$)	CDI	(63,384)	0	—	—	—	—	—	—	—	—	—
Investments in CDB (R$)	Fixed Rate CDB	(7,015)	0	—	—	—	—	—	—	—	—	—
F.I.D.C.- Receivables Fund (R$)	Fixed Rate Fund	(5,985)	0	—	—	—	—	—	—	—	—	—
Investments in CDI (R$)	Fixed Rate Fund	(96,964)	0	—	—	—	—	—	—	—	—	—
Investments in NTN-D (US$)	National Treasury Notes	(11,222)	0	—	—	—	—	—	—	—	—	—
Investments Abroad (US$)	Notes BR—04	(2,308)	0	—	—	—	—	—	—	—	—	—
Investments Abroad (EUR)	Notes BR—06	(29)	(1,983)	—	(1,983)	—	—	—	—	—	—	—
Investments Abroad (US$)	Overnight	(25,990)	0	—	—	—	—	—	—	—	—	—
Investments Abroad (US$)	Overnight Account	(7,776)	0	—	—	—	—	—	—	—	—	—
TOTAL INVESTMENTS		(224,463)	(1,983)	—	(1,983)	—	—	—	—	—	—	—
NET DEBT		56,441	200,462	129,857	29,190	14,822	4,073	3,781	2,715	1,101	999	13,923
		ST + LT =	256,903

( *) The Company has hedge operations to protect its liabilities in U.S. Dollars in the amount of US$194.7 million. The Company pays 100% of CDI and receives exchange variation plus 5.48%p.a

( *) The Company has hedge operations to protect its assets in Euros in the amount of EUR18.1 million. The Company pays 100% of CDI and receives exchange variation plus 4.02%p.a

( *) The Company has hedge operations to protect its assets in GB Pounds in the amount of GBP3.5 million. The Company pays 100% of CDI and receives exchange variation plus 3.1415%p.a