Form 20-F
period 2004-12-31
PERDIGAO SA
filed 2005-06-30
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐        ANNUAL REPORT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-15148

PERDIGÃO S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of Incorporation or Organization)

760 Av. Escola Politécnica
Jaguaré 05350-901-São Paulo -SP- Brazil

(Address of principal executive offices)

Securities registered pursuant to Section 12(b)
of the Exchange Act:	Name of each exchange on which registered:
Preferred Shares, no par value per share, each	The New York Stock Exchange
represented by American Depositary Shares

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of PERDIGÃO S.A. as of December 31, 2004 was:

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

Ross Kaufman
Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

TABLE OF CONTENTS

PART I	INTRODUCTION

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
ITEM 4.	INFORMATION ON THE COMPANY
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8.	FINANCIAL INFORMATION
ITEM 9.	THE OFFER AND LISTING
ITEM 10.	ADDITIONAL INFORMATION
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PART III

ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS

PART I

INTRODUCTION

Unless otherwise indicated, all references herein (i) to the “Company” or to “Perdigão” are references to Perdigão S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries and (ii) to “Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. On May 31, 2005 the commercial exchange rate (sell) was R$2.4038 per U.S.$1.00.

The Company’s audited financial statements at December 31, 2004 and 2003 and for each of the three periods ended December 31, 2004, 2003 and 2002 (the “Financial Statements”) contained in this Annual Report are presented in reais.

Note 20 of the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to the Company, and includes a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

For assessment of market share the Company uses data compiled by AC Nielsen, which provide information on the various segments of the Brazilian market. Perdigão focuses on higher value-added products and stands out in respect to market share in four main segments: specialty meats (sausages, bologna sausages, hams, salamis and others); frozen meats (hamburgers, nuggets, cuts, steaks, meatballs, kibes and others); frozen pasta (lasagna, gnocchi and rondelli) and pizza.

In this report, the reference to “processed products” means specialty meats, frozen meats, frozen entries and appetizers; “elaborated products” means Chester® (special poultry), turkey and other seasoned products. “In natura” are defined as seasoned whole and cut chicken, pork cuts and other products in natura (“non-processed products”), such as quail and partridge. Other processed products include: pasta, pizzas, flaky pastries, pies, cheese bread, shrimp, soy based products and frozen vegetables.

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

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.            Selected financial data

The selected financial data as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 have been derived from the Company’s audited Consolidated Financial Statements thereto included elsewhere in this Annual Report. The selected financial data as of December 31, 2002, 2001, and 2000 and for each of the three years in the period ended December 31, 2002 have been derived from our audited consolidated financial statements and notes thereto, prepared in accordance with Brazilian GAAP and reconciled to U.S. GAAP which are not included in this Annual Report.

The following information discusses important aspects of the presentation of the financial information and the Financial Statements. You should keep these features in mind in evaluating the selected financial information and in reading “Item 5”. Operating and Financial Review and Prospects.”

The Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from U.S.GAAP. See Note 20 to the Financial Statements for a summary of the differences between Brazilian GAAP and U.S.GAAP and a reconciliation to U.S.GAAP of shareholders’ equity as of December 31, 2004 and 2003, and net income for the years ended December 31, 2004, 2003, and 2002.

CONSOLIDATED STATEMENT OF INCOME	2004	2003	2002	2001	2000
(In thousands of Brazilian Reais, in accordance with Brazilian GAAP)

GROSS SALES	5,567,291	4,370,966	3,341,709	2,789,409	2,066,406
Domestic Market	2,840,057	2,533,101	2,135,761	1,754,564	1,554,022
Exports	2,727,234	1,837,865	1,205,948	1,034,845	512,384
Tax on Sales	(547,840)	(389,060)	(298,862)	(256,897)	(230,344)
Sales Returns	(136,197)	(156,712)	(125,468)	(98,809)	(72,409)
NET SALES	4,883,254	3,825,194	2,917,379	2,433,703	1,763,653
Cost of Sales	(3,532,385)	(2,802,321)	(2,103,944)	(1,633,483)	(1,336,000)
GROSS PROFIT	1,350,869	1,022,873	813,435	800,220	427,653
OPERATING EXPENSES	(861,165)	(737,083)	(600,501)	(439,493)	(312,977)
Selling	(790,818)	(682,573)	(554,449)	(400,907)	(284,058)
General and Administrative	(61,768)	(52,964)	(44,773)	(40,274)	(36,081)
Other Operating Income (Expenses)	(8,579)	(1,546)	(1,279)	1,688	7,162
OPERATING INCOME BEFORE FINANCIAL EXPENSES	489,704	285,790	212,934	360,727	114,676
Financial Expenses, Net	(117,789)	(137,786)	(210,387)	(117,677)	(63,219)
OPERATING INCOME	371,915	148,004	2,547	243,050	51,457
Non-operating Income (Expenses)	(3,480)	(2,596)	(223)	(3,987)	1,305
INCOME BEFORE TAXES AND PROFIT SHARING	368,435	145,408	2,324	239,063	52,762
Income Taxes	(47,334)	(12,427)	6,601	(57,168)	(6,580)
Employees’ Profit Sharing	(19,060)	(7,504)	(693)	(10,838)	—
Management Profit Sharing	(6,422)	(1,930)	—	(2,810)	(850)
INCOME BEFORE MINORITY INTEREST	295,619	123,547	8,232	168,247	45,332
Minority Interest	—	—	—	—	57
NET INCOME	295,619	123,547	8,232	168,247	45,389
Earnings per Share (1)	6.642	2.776	0.185	3.780	1.020
Dividends per Share (2)	1.993	0.809	0.121	1.134	0.318
Dividends per ADR (3)	3.986	1.618	0.243	2.268	0.635
Dividends per ADR (in US dollar) (3)	1.501	0.560	0.069	0.978	0.325

BALANCE SHEET - CONSOLIDATED ASSETS	2004	2003	2002	2001	2000
(In thousands of Brazilian Reais, in accordance with Brazilian GAAP)

Cash, Cash Investments and Short Term Investments	273,068	648,520	904,248	402,976	656,183
Total Current Assets	1,268,782	1,666,586	1,862,352	1,043,055	1,195,289
Long Term Investments	134,010	5,728	47,129	328,249	68,866
Property, Plant and Equipment	918,479	914,974	934,097	903,640	854,931
Total Assets	2,524,768	2,779,008	3,007,234	2,424,094	2,234,012
Total Current Liabilities	1,036,874	1,320,356	1,667,162	1,014,013	921,126
Long Term Debt	388,335	584,903	531,421	598,771	611,053
Shareholders’ Equity	970,120	763,187	675,640	672,808	569,728
Paid-in Capital	490,000	490,000	490,000	415,433	415,433

U.S. GAAP
Net Sales	4,883,254	3,825,194	2,917,379	2,433,703	1,763,653
Net Income	292,212	98,133	1,976	163,982	41,195
Basic and Diluted Earnings per Share (1)	6.565	2.2048	0.0444	3.6842	0.926
Basic and Diluted Earnings per ADR (3)	13.131	4.4096	0.0888	7.3684	1.851
Average Shares Outstanding (000)	44,509	44,509	44,509	44,509	44,509
Average Number of ADR Outstanding (000)	22,254	22,254	22,254	22,254	22,254
Total Assets	2,773,627	3,098,959	3,001,987	2,473,542	2,293,677
Property, Plant and Equipment	942,604	954,133	984,177	1,010,800	962,514
Long Term Liabilities	388,335	584,903	531,421	598,771	611,053
Shareholders’ Equity	950,808	729,330	667,197	708,800	607,615

(1)          Earnings per share are computed under Brazilian GAAP based on the outstanding shares at the end of each year. Under US GAAP, earnings per share (“EPS) are calculated based on weighted average shares outstanding over the year. For U.S. GAAP purposes, in all years presented, basic EPS is equal to diluted EPS.

(2)          Dividends are calculated based on the Brazilian GAAP net income. It is declared in the year to which the income relates, although the shareholders do not vote on them until the following year and have the right to change amounts.

(3)          On June 20, 2000, Perdigão shareholders approved a reverse split whereby 5,000 old Preferred Shares now represent one new Preferred Share. Additionally, as a result of the reverse split, effective June 26, 2000, Perdigão changed the ADR ratio from one ADR representing 5,000 Preferred Shares to one ADR representing two Preferred Shares. As a result of the change in ratio, there was also a change in the CUSIP number and symbol. Also, there was a mandatory exchange of ADRs whereby existing holders received one new ADR for every two ADRs previously held. Cash-in-lieu was distributed for any fractional ADSs. For U.S. GAAP purposes, the reverse stock split and change in ratio of shares to ADSs has been reflected retroactively in earnings per share and average shares/ADSs outstanding for all periods presented.

Exchange Rates

Before March 2005, there were two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally require previous approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign individuals and related remittances of funds abroad. The Commercial Market Rate was the commercial exchange rate for conversion of Brazilian currency into U.S. dollars, as reported by the Central Bank. The Floating Market Rate was the prevailing exchange rate for conversion of Brazilian currency into U.S. dollars, and was applicable to transactions to which the Commercial Rate does not apply. Both the Commercial Market Rate and the Floating Market Rate were reported by the Central Bank on a daily basis.

Pursuant to Resolution No. 3,265, of March 4, 2005 (which took effect on March 14, 2005), the National Monetary Council introduced a single Foreign Exchange Market and abolished the legal differences between the Commercial and Floating Markets. Among the modifications to Exchange Market rules is a broader permission to remit funds abroad through the Foreign Exchange Market. On the other hand, the so-called “CC5-Accounts”, which are bank accounts in Reais held in Brazil by foreign residents, may no longer be used to transfer funds on behalf of third parties. As it is a very recent rule, it is not possible to assess the impact of its provisions on the Brazilian Exchange Market, but it is expected to have a general positive effect by reducing costs derived from currency exchange transactions.

The Company will make all cash distributions related to the Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADRs on conversion by the Depositary of such distributions. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the price in reais of the Preferred Shares on the Brazilian stock exchanges.

The following table sets forth information on prevailing Commercial Market Rates for the periods indicated.

Commercial Rates

Year Ended December 31	Low	High	Average(1)	Period-end

2000	1.7205	1.9847	1.8298	1.9554
2001	1.9422	2.8007	2.3521	2.3204
2002	2.2709	3.9552	2.9203	3.5333
2003	2.8219	3.5637	3.0711	2.8892
2004	2.6544	3.2051	2.9257	2.6544

(1)           Represents the average of month-average exchange rate during the relevant period.

Exchange rate information with high and low exchange rates for each month during the previous six months:

	Low	High	Average	Period-end

Dec/04	2.6544	2.7867	2.7182	2.6544
Jan/05	2.6248	2.7222	2.6930	2.6248
Fev/05	2.5621	2.6320	2.5978	2.5950
Mar/05	2.6011	2.7621	2.7047	2.6662
Apr/05	2.5195	2.6598	2.5792	2.5313
May/05	2.3784	2.5146	2.4528	2.4038

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

Certain Risk Factors Relating to the Company

Raising Animals and Meat Processing is subject to a variety of risks, which could have an adverse impact on the Company’s operations

The Company’s operations involve raising animals, which is subject to a variety of risks, including disease, contamination, consumer health concerns and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of the Company’s products and therefore could have a significant impact on its operations. The Company’s sales are dependent on consumer preferences, and the loss of consumer confidence in the products sold by Brazilian producers as a result of disease or contamination of the Company’s products, could have a material adverse effect on the Company’s results of operations. Perdigão has one of the most complete traceability systems in the Brazilian market. This system allows it to identify a product from its origins and track it through the entire processing chain within a maximum of 24 hours using bar coding printed on the packaging. Code scanning reveals the full detail of each production stage (from information on the producer, parents, animal feed, medication, quality testing and temperature control during transportation, among others). This information is totally computerized for storage in the SAP management system. While on the one hand the consumer is assured of greater food safety, on the other, the Company gains in response time for implementing the necessary actions and the ability to take corrective measures when necessary. However, there can be no assurance that the Company will not be adversely affected by such risks.

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

Feed Costs are volatile and increases in the costs of corn and soybeans, among other ingredients, could adversely affect the Company’s results

The largest single component of the Company’s cost of sales is raw material used in the preparation of feed. The price of most of the Company’s feed ingredients, corn and soybean, is subject to volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices and harvests of these commodities in the international market, among other factors. So as to reduce the impact of an increase in the price of raw materials – corn and soybean – on the production costs of its products, the Company tries to protect itself in various ways.  Perdigão has a production unit located in the Mid-West region of Brazil, where grain prices are lower than the average market; the Company invests in the maintenance of a regulatory stock of grains, so as to be protected in periods of high prices; search for operational excellence, which grants Perdigão a competitive cost structure; comprehensive negotiation with producers in order to obtain advantageous contracts to the Company. However, we cannot state that severe variations in the costs will not affect the Company’s results.

The Company faces competition from other Brazilian and foreign producers, which could adversely affect the Company’s performance

The Company faces competition from other Brazilian producers in the domestic markets in which it sells its products, and from other world producers in the export markets in which it sells its products. There are other major vertically integrated Brazilian producers that compete with the Company. To varying degrees, these companies may have greater financial resources and strengths in particular product lines and regions. The Company expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic scope. Accordingly, there can be no assurance that the Company’s performance will not be adversely affected by increased competition.

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

The industrial units have been constructed in accordance with the prevailing legislation that sets standards for effluent disposal into the environment. As part of its integrated management structure, Perdigão has technicians, trained in risk and waste management, who can be called on to act in case of emergencies. However, there can be no assurance that the Company will not be adversely affected by such risks.

The Company is controlled by a defined group of entities, having control over important corporate decisions

The Company is controlled by seven pension funds that act together pursuant to a shareholders’ agreement and on April 30, 2005, had an aggregate 79.67% of the Company’s outstanding voting Common Shares and 33.13% of the Company’s non-voting Preferred Shares, totaling 49.25% of total capital stock. The shares of the Company are traded on the São Paulo Stock Exchange.

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

Perdigão has strengthened its presence in the domestic market with logistics improvement for the distribution of its products in the small stores and food service market, as well as the increase in the number of clients including major cities and the countryside of Brazil. By doing this, the Company increased its market share preventing the concentration of sales in major supermarket chains in Brazil.

Regarding the external market, Perdigão maintains its internationalization process through the structuring of offices abroad in Singapore, Singapore; Dubai, United Arab Emirates; S’hertogenbosch, Netherlands; and London, England; in addition we are in process of opening offices in Tokyo (Japan) and Moscow (Russia) enabling the prospecting of new markets and customers. Currently, the Company distributes its products to more than one hundred (100) countries.

These measures helped decrease the concentration of sales per client. The Company does not have clients which represent individually more than 3% of gross sales, aiming to prevent potential adverse effects in case any of these clients significantly reduced the volumes of their purchases from the Company, thus softening the impact on gross sales and operating income. The 10 major clients of the Company represented 21.4% of total sales in 2004 (21.2% in 2003).

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

Any of these risks could materially adversely affect the Company’s revenue and operating income.

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

On July 1, 1994, the Brazilian government introduced the new currency, the real. Since the introduction of the real, Brazil’s inflation rate has been substantially lower than in previous periods. The annual rates of inflation, as measured by the General Price Index (IGP-M) of Fundação Getúlio Vargas, were:

Year	Rate of Inflation
1993	2,567.46%
1994	1,246.62%
1995	15.25%
1996	9.20%
1997	7.74%
1998	1.78%
1999	20.10%
2000	9.95%
2001	10.38%
2002	25.30%
2003	8.71%
2004	12.41%

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

In addition, fluctuations in the value of the real relative to the U.S. dollar can affect the market value of the ADSs. Devaluation may reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the Preferred Shares and the ADSs.  Appreciation of the real may also have adverse affects on our financial condition and results of operations.  Because a portion of the Company’s expenses and a significant portion of the Company’s assets and liabilities are denominated in reais, and the Company has U.S. dollar-denominated revenues, debts and liabilities, it may be adversely affected by exchange rate volatility.  As expressed in U.S. dollars, any appreciation of the real may produce exchange losses on unhedged debt denominated in reais.  On the other hand, any devaluation of the real may produce exchange gains on unhedged debt denominated in reais.  In 2002, the depreciation of the real relative to the U.S. dollar totaled 52%, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown.  In 2003, the appreciation of the Real relative to the U.S. dollar was 18.2%. In 2004, the appreciation of the Real relative to the U.S. dollar was 8.1%.  From January 1, 2005 through May 31, 2005, the Real appreciated 9.4%.

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

Developments in other emerging markets may adversely affect the market price of the Preferred Shares and ADSs

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries.  Although economic conditions are different in each country, the reaction of investors to developments in one country may have a material adverse effect on the market value of securities of Brazilian companies.  Crises in other emerging market countries may reduce investor demand for Brazilian securities, including the Company’s Preferred Shares.  This may adversely affect the trading value of the Companies Preferred Shares, and create obstacles or otherwise impede the Company’s access to capital markets and financing for its future operations.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may hurt the Company’s ability to finance its operations

Since the end of 1997, and in particular during 2001 and 2002, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets.  As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been facing difficulties to access international capital markets. The Company cannot assure investors that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to the Company, which may limit its ability to refinance indebtedness as it matures.

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

In September 1994, the Company faced a liquidity crisis, as a result of which the controlling shareholders of the Brandalise family sold their interest consisting of 80.68% of the voting capital and 65.54% of the preferred non-voting shares, to a group of eight Brazilian pension funds (the “Pension Funds”) and Bradesco Companies. The Pension Funds comprised: (i) PREVI- Caixa de Prev. Func. Banco do Brasil, the pension fund of Banco do Brasil S.A.; (ii) Fund. Telebrás Seg. Social - SISTEL, the pension fund of Telebrás; (iii) PETROS - Fund. Petrobrás Seg. Social, the pension fund of Petrobrás; (iv) Real Grandeza Fund. de Ass. Prev. Soc., the pension fund of Furnas; (v) Fund. Assist. Prev. Social do BNDES-FAPES, the pension fund of Banco Nacional de Desenvolvimento Econômico e Social - BNDES; (vi) PREVI-BANERJ - Caixa de Prev. dos Func. do Banerj, the Pension Fund of Banco do Estado do Rio de Janeiro S.A.; (vii) VALIA - Fund. Vale do Rio Doce, the pension fund of Cia. Vale do Rio Doce; and (viii) TELOS - Fund. Embratel Seg. Social, the pension fund of Embratel.

The Company believes that the transfer of ownership from the Brandalise family to the Pension Funds provided it the opportunity to refocus the business of the Company and to maximize profits. The Pension Funds hired a new team of executive officers who restructured management, implemented capital increases, and proposed and implemented modernization and improvement programs, including the Optimization Project and the Agroindustrial Complex in Rio Verde, Goiás State. The new management of the Company promoted extensive corporate restructuring, reducing the number of affiliated companies from thirteen to three, during 1994 to 1997, and sought out and infused the Company with capital to reduce high-interest debt. In 2003 Telos – Fund. Embratel de Seguridade Social sold 0.82 % of its common shares to Fund. Assist. Prev. Social do BNDES – FAPES and the remaining of its shares on the stock exchange, the sale totaling 1.51% of the total capital of the Company. As of April 30, 2005, the Pension Funds held an aggregate 79.67% of the Company’s outstanding voting common stock and 33.13% of the Company’s non-voting preferred stock, totaling 49.25% of total capital stock. The Company’s shares are listed on the São Paulo stock exchange and the ADRs on the New York Stock Exchange.

Corporate Structure

On June 27, 1997, shares of the then-existing holding company of the Perdigão Group, Perdigão S.A. Comércio e Indústria were exchanged for shares of the Company on a one-for-one basis. In addition, Perdigão S.A. Comércio e Indústria merged with Perdigão Agroindustrial S.A. and Perdigão Avícola Rio Claro Ltda., two of the Company’s subsidiaries, and changed its name to Perdigão Agroindustrial S.A. (“Agroindustrial”), which is currently the surviving operating company, responsible for the production of poultry and pork products. Currently, the Company is a holding company (see table – Item 4c).

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

Perdigão has subsidiaries, as shown in Item 4c of this document.

Investments

In line with the growth strategy designed by the Company, Management established the amount of investments to be made in 2005 at around R$ 290 million, of which R$40 million will be applied in the Mineiros Agroindustrial Complex, in Goias, R$ 210 million to be invested in new projects, which will provide an increase in the production capacity of the Rio Verde Agroindustrial Complex –GO, the implementation of new product lines, improvement and productivity increase projects as well as logistics and infra-structure projects and approximately R$ 40 million will be invested in the acquisition of Mary Loize, as described in Business Strategy.

On April 2, 2004, the Company announced the expansion of its Rio Verde Agroindustrial Complex in the state of Goiás, at an estimated investment value of R$ 170 million, to be completed between 2004 and 2006. This amount includes the Company’s capital expenditures in fixed assets and working capital as well as integrated outgrowers’ investments. In the approved 2005 capital expenditures budget, the amount allocated for the expansion of the Rio Verde unit being already included.

In August 2004, Perdigão announced the construction of the new Agroindustrial Complex of Mineiros-GO, for special poultry (turkey and Chester®) slaughtering and processing which involves investments in property, plant and equipment of approximately R$ 165 million between 2005 and 2007 and R$ 75 million in working capital. In the same period the integrated outgrowers will invest a further R$ 270 million in the construction of 200 production modules. The Agroindustrial Complex is expected to reach full capacity by December of 2008 with 140,000 poultry/day – turkey and Chester® - and processing meat capacity of 81,000 tons/year. The new unit will increase Company sales of about R$ 550 million and create 2,000 direct jobs and 6,000 indirect.

The graph below demonstrates the investments made since 1995 and the increased capacity generated and projected to 2005:

INVESTMENTS

In million of Brazilian Reais

* Estimated

Capacity	1994	2004	% Ch. 2004/94	2005*	% Ch. 2005/04
Poultry slaughter (thousand heads/week)	2,715	9,550	251.7	10,050	5.2
Hog slaughter (thousand heads/week)	22	68	209.1	70	3.0
Poultry meats (thousand tons/year)	162	650	301.2	730	12.3
Pork/Beef meats (thousand tons/year)	159	465	192.5	510	9.7
Total meats (thousand tons/year)	321	1,115	247.4	1,240	11.2
Other processed products (thousand tons/year)	—	20		23	15.0
Total frozen and chilled products (thousand tons/year)	—	1,135		1,263	11.3

* Year end estimated capacity

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

In line with the growth strategy defined by the Company, Management understands that the estimated investments for 2005 permit an increase at approximately 9% in the sales volume of frozen and chilled products, which in the domestic market should be lower than the ratio mentioned and in the export market higher than 9% of increase.

The principal elements of the Company’s strategy are:

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

• Mineiros Agroindustrial Complex-GO (2005-2008) - In August 2004, Perdigão announced the construction of the new Agroindustrial Complex of Mineiros-GO, for special poultry (turkey and Chester®) slaughtering and processing which involves investments of approximately R$165 million between 2005 and 2007 in property, plant and equipment and R$ 75 million in working capital. In the same period the integrated outgrowers will invest a further R$ 270 million in the construction of 200 production modules. The Agroindustrial Complex is expected to reach full capacity by December of 2008, with 140,000 poultry/day — turkey and Chester® - and meat processing capacity of 81,000 tons/year. The new unit will increase Company sales of about R$ 550 million and create around 2,000 direct jobs and 6,000 indirect jobs.

• New Investments - Perdigão’s growth strategy is centered on boosting its principal business: animal protein-based food products which are distributed using refrigerated transportation methods. This strategy rests on the fact that Brazil has the ideal conditions for becoming one of the world’s principal suppliers of animal protein. An industry trend in developed countries is the tendency for production to migrate to more competitive locations. Perdigão will remain alert to new growth opportunities, which provide a sustainable competitive base and are able to meet demand from both the domestic and international markets.

a) Acquisition of Slaughter Plant – To meet the growing overseas demand for chicken meat the Company signed an agreement on June 20, 2005 of acquisition of quotas representing the entire capital of the following companies: MARY LOIZE INDÚSTRIA DE ALIMENTOS LTDA. and MARY LOIZE INDÚSTRIA E COMÉRCIO DE RAÇÕES LTDA., both with registered offices in Nova Mutum, state of Mato Grosso, being chicken slaughtering activities. The amount of investments involved is approximately R$ 40 million. Currently, 60,000 chickens/day are being slaughtered at this unit, which has an installed capacity for 120,000 head of chicken/day. Other installations include: a hatchery, an animal feed plant, a poultry breeding farm, grain storage facility and a soybean roasting installation.

b) Business Plan – The Management estimates to increase the volumes of frozen and chilled products at around 50% between 2004-2009, with average investments at approximately R$ 250 million per year, which will allow this sustainable growth. This amount includes investments already approved for the Rio Verde (GO), Mineiros (GO) and other industrial units.

• Exports at around 50%-60% of net annual sales (Indebtness minus Cash investments) - Competitiveness of Brazilian poultry and pork meats provides the Company with excellent alternative markets, economies of scale and cheap export financing. Perdigão was the first Brazilian company approved by the EFSIS (European Food Safety Inspection System) as qualified to sell poultry processed products directly to European consumers. The long-term objective of the Company is to maintain export levels at around 50% of net revenues. As a consequence of the opportunities that have been created in the International market for the Brazilian poultry products, we estimate that exports will reach 50%-60% of net sales in 2005.

• Improvement of the third-party capital index in relation to the EBITDA (earnings before interest, taxes, depreciation and amortization) – Good cash generation during the year and steps taken to reduce working capital requirements, resulted in an adequate capital structure, the net debt reached 0.8 times EBITDA on December 31, 2004. The Company estimates that this ratio will be kept lower than 2.0 times net debt in relation to EBITDA for the years when investments in CAPEX (investment in property, plant and equipment) are to be more expressive.

• Implementation of projects that allow for competitive differentials and add value - The Company developed a series of projects, as described below, with the intent to offer competitive differentials and create value, which will contribute positively to its future results:

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

•                  Financial Management – for risk control and analysis of financial operations and simulation of planning scenarios;

•                  ATP – Perdigão Total Service – creates a competitive differential in serving the markets; provides a view of profitability based on market and product mix; provides a better balance between supply and demand through the process of managing orders, inventory, demand and integrated planning and controls performance of operating processes and planning of the supply chain through the implementation of performance indicators;

•                  CSP – Shared Services Center – this is designed to ensure maximum responsiveness, reduce costs and provide greater data security through the centralization of some administrative activities from the areas of Human Resources, Controller’s Office, Finance, Information Technology and Sales Assistance.

B. Business overview

Market Overview - Worldwide and Brazil

Poultry

The uninterrupted growth of Perdigão over the last decade and its internationalization are aligned with the developments in Brazil as a whole, a country that is already the largest poultry meat exporter and the fourth largest producer in the world, according to USDA (United States Department of Agriculture). Last year, Brazil exported approximately 2.5 million tons of poultry meat, 27% more than 2003, taking over the number one position as world exporter, followed by the United States and Europe. Also, according to USDA data, the outlook is for Brazilian poultry production to grow more than 5% in 2005 and exports at a rate of around 6%.

World Poultry Panorama (1)

Main Poultry Producers

(In thousands of tons - “ready to cook” equivalent)

COUNTRIES	2001	2002	2003	2004 (2)	2005(3)
USA	16,523	17,024	17,225	17,726	18,258
CHINA	9,278	9,558	9,898	9,860	9,990
EU - 25	9,981	9,890	9,464	9,710	9,805
BRAZIL	6,732	7,631	7,845	8,634	9,076
MEXICO	2,080	2,170	2,304	2,414	2,534
INDIA	1,250	1,400	1,600	1,650	1,800
THAILAND	1,230	1,275	1,340	900	940
OTHERS	10,019	10,070	9,423	9,588	10,092
TOTAL	57,093	59,018	59,099	60,482	62,495

Main Poultry Exporters

(In thousands of tons - “ready to cook” equivalent)

COUNTRIES	2001	2002	2003	2004 (2)	2005(3)
BRAZIL	1,295	1,667	2,028	2,587	2,747
USA	2,741	2,379	2,451	2,364	2,510
EU - 25	995	1,133	958	999	1,000
THAILAND	424	465	528	215	270
CHINA	489	438	388	241	250
OTHERS	193	237	244	275	309
TOTAL	6,137	6,319	6,597	6,681	7,086

Main Poultry Consumers

(In thousands of tons - “ready to cook” equivalent)

COUNTRIES	2001	2002	2003	2004 (2)	2005(3)
USA	13,827	14,586	14,840	15,359	15,809
CHINA	9,237	9,556	9,963	9,799	10,190
EU - 25	9,240	9,018	8,998	9,156	9,250
BRAZIL	5,437	5,964	5,817	6,047	6,329
MEXICO	2,468	2,576	2,798	2,881	3,062
RUSSIA	1,759	1,871	1,806	1,716	1,810
JAPAN	1,797	1,830	1,841	1,708	1,734
OTHERS	11,658	11,717	11,315	11,361	11,974
TOTAL	55,423	57,118	57,378	58,027	60,158

(1) Includes chicken, special poultry, and turkey

(2) Preliminary data

(3) Estimated

Source: USDA - Mar/2005

Pork

According to USDA, Brazil is the fourth largest producer and exporter of pork meat in the world. Export volume is close to more than 600,000 tons to a market of only 25 countries. Growth in production and overseas sales in 2005 is estimated at around 3%.

The Company believes that there is a large export market for pork products from Brazil in the long run, since we have a competitive advantage due to lower feed costs, agroindustrial productivity gains and good sanitary conditions. Currently, Brazil does not have agreements to export pork meat to some important countries such as Japan, Mexico and the Europe Union.

World Pork Panorama

Main Pork Producers

(In thousands of tons - weight in equivalent carcass)

COUNTRIES	2001	2002	2003	2004 (1)	2005(2)
CHINA	41,845	43,266	45,186	47,350	49,675
EU - 25	20,427	20,938	21,150	21,200	21,100
USA	8,691	8,929	9,056	9,312	9,364
BRAZIL	2,230	2,565	2,560	2,600	2,670
CANADA	1,731	1,854	1,882	1,930	1,940
RUSSIA	1,560	1,630	1,710	1,725	1,760
OTHERS	7,094	7,269	7,322	7,139	7,043
TOTAL	83,578	86,451	88,866	91,256	93,552

Main Pork Exporters

(In thousands of tons - weight in equivalent carcass)

COUNTRIES	2001	2002	2003	2004 (1)	2005(2)
EU - 25	1,135	1,158	1,234	1,350	1,300
USA	708	731	779	988	1,036
CANADA	728	864	974	970	985
BRAZIL	337	590	603	621	640
CHINA	139	216	282	383	450
OTHERS	176	159	153	134	145
TOTAL	3,223	3,718	4,025	4,446	4,556

Main Pork Consumers

(In thousands of tons - weight in equivalent carcass)

COUNTRIES	2001	2002	2003	2004 (1)	2005(2)
CHINA	41,800	43,195	45,053	47,038	49,325
EU - 25	19,317	19,746	20,043	19,900	19,825
USA	8,388	8,684	8,816	8,818	8,869
JAPAN	2,268	2,377	2,372	2,570	2,613
RUSSIA	2,119	2,429	2,329	2,199	2,259
BRAZIL	1,919	1,975	1,957	1,979	2,030
OTHERS	7,646	7,889	8,076	8,139	8,153
TOTAL	83,457	86,295	88,646	90,643	93,074

(1) Preliminary data

(2) Estimated

Source: USDA - Mar/2005

Production Process

Poultry

Perdigão is a producer of meat and poultry products: Products include chickens, turkeys, quail, and Chester®. The main products of the poultry line are frozen and seasoned whole and cut poultry, and other processed products such as specialty and frozen meats.

The Company is involved in each phase of the poultry production process. The Company owns grandparent stock farms where it breeds meat-producing chicken to supply all its needs. The grandparent stock is raised from day-old chicks purchased from a company that has genetic development expertise.

In 2004 the Company maintained an average breeding stock of 2.8 million breeders that produced 599 million of hatchable eggs.

The day-old chicks required to supply demand are produced in self-owned hatcheries. In 2004, 511.1 million day-old chicks were produced, including chickens, turkeys and Chester®.

The chickens are raised by Perdigão’s integrated outgrowers. These outgrowers work under legal partnership and are responsible for managing and growing the poultry under the supervision of the Company’s veterinarians. The payments of outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio. The fee paid to the integrated outgrowers should cover their production costs including labor, and their net profit. The Company has partnership agreements with approximately 4,234 integrated poultry outgrowers. Many of them are also farmers that produce and sell corn to the Company for feed production. In addition to one-day chicks, the Company provides the outgrowers veterinary and technical support to see them through the breeding cycle of the poultry until they reach slaughtering age.

Perdigão developed the Chester® that has a best yield of breast and legs. For the genetic improvement of this breed the company signed a technological agreement in 2004 with Cobb Vantress, holder of vast knowledge in this area, to take over the management of the line used for production of the Chester® poultry. Perdigão looks after all the other phases of the chain, from raising to distribution, maintaining the Chester® trademark and its respective line of products.

Perdigão owns a turkey slaughter house with a processing capacity of 27,000 heads/day. Part of the eggs is produced in one Company’s own farm and the rest is produced by integrated outgrowers. Hatching takes place in Company-owned facilities and growing is carried out by integrated outgrowers.

As of December 31, 2004 the Company had a slaughtering capacity of 9.6 million heads of poultry/week in its six slaughter houses, all of which are automated and have a processing capacity of more than 650,000 tons per year of poultry products.

The Company believes that its capacity to slaughter poultry in 2005 will reach 10 million heads of poultry/week and that poultry production will reach 730,000 tons per year.

Pork

Approximately 62% of the Company’s total pork production is used to produce its value-added line of processed meats such as hams, salamis, sausages, and bolognas, and the remaining 38% are sold as unprocessed pork products, such as unprocessed cuts like sirloin, ribs, whole carcasses and other cuts.

Of the total hogs slaughtered by Perdigão in 2004, 63% was produced by owned production, that is, using systems whereby the Company controls the production process. The remaining 37% was acquired in the spot market and with third parties.

For its pork production the Company has partnership agreements with outgrowers similar to those used for its poultry production. Perdigão has a partnership agreement for the production of parent-breeding stock with Agroceres, Dalland, DanBred, Agropecuária Imbuial and Master Agropecuária, that are specialized in breeding stock multiplication, supplying these to Perdigão and its integrated outgrowers.

Perdigão had agreements with 1,481 integrated outgrowers for production of hog to supply the slaughtering needs of the Company. The Company had a hog slaughtering capacity of 68,000 heads per week in 2004 with a processing capacity of 465,000 tons per year of pork and beef products. The Company forecasts for 2005 that the hog slaughtering capacity will reach 70,000 heads per week and that pork and beef meats production will be around 510 thousand tons per year.

Feed

The Company supplies all feed consumed by the poultry and pork raising farms as well as necessary medication, technical assistance and genetic material. In 2004 the Company produced 2.9 million tons of feed in five of its own plants, and one leased plants.

Beef

The Company purchases raw material for its beef production from the market and does not raise nor does it slaughter cattle in its facilities. The Company uses beef products for the production of hamburgers, kibes, meatballs and ready-to-eat meals. Since the sales of beef products are not significant, the Company consolidates its sales of beef and pork products.

Other Processed Products - 1) Vegetables : French fries and peas are imported from Belgium and Chile, respectively, and other vegetables such as broccoli, cauliflower, selection of vegetables, French beans and cassava fries are purchased in the domestic market. Products are received already packaged with the brands Perdigão and Batavo. 2) Pies / Flaky pastry: produced in the Rio Verde unit. The raw materials required for the production of pastries, items for filling, except meat which we produce ourselves, are all purchased in the domestic market, and the sauces and toppings for the flaky pastries are produced by the Company. 3) Pizzas / Lasagnas : these are produced at the Lages unit. The raw-materials required for the production of the pizza crusts are purchased locally; all items for the fillings except meat, which we produce ourselves, are also purchased in the domestic market. For the lasagnas, only the flour (Durum) is purchased in Argentina; all other items follow the same process as those already described. 4) Cheese bread : for this line of products, only the parmesan cheese is imported from Argentina; all other ingredients are purchased in the domestic market.

Sales

The Company sells its meat products domestically and internationally. Using technological advances, the Company develops and sells a large variety of poultry and pork products, each with its own flavor and aroma. The Company sells more than 1,000 different products in the domestic market and abroad.

The table below demonstrates the Breakdown of Net Sales (%):

Breakdown of Net Sales	2004	2003	2002
Domestic Market	35.6%	41.8%	45.8%
Pork Processed	24.0%	27.4%	28.1%
Pork Cuts	0.7%	0.8%	1.2%
Poultry Processed	8.6%	10.6%	11.8%
Poultry Cuts	2.1%	2.8%	4.2%
Whole Chicken	0.2%	0.2%	0.5%
Export	55.6%	47.3%	41.1%
Pork Cuts	9.6%	6.3%	6.6%
Poultry Processed	10.8%	12.0%	9.9%
Poultry Cuts	24.5%	16.5%	14.3%
Whole Chicken	10.7%	12.5%	10.3%
Other Processed	2.6%	2.9%	3.3%
Soybean/Others	6.2%	8.0%	9.8%

Overall Comparison of the Company’s Net Sales of Poultry and Pork for the Three Years Ended December 31, 2004, 2003 and 2002.

The following table presents the Company’s poultry and pork net sales for the domestic and export markets for the three years ending December 31, 2004, 2003, and 2002.

	R$ (thousand)
	2004	2003	2002
Domestic Market
- In Natura	145,888	146,129	170,355
- Poultry	110,212	114,695	136,607
- Pork/Beef	35,676	31,434	33,748
- Elaborated/Processed (meats)	1,588,249	1,452,466	1,168,409
Other Processed	121,922	107,635	97,054
Total Frozen and Chilled	1,856,059	1,706,230	1,435,818
Soybean	192,030	186,968	184,217
Others	110,498	116,585	95,112
Total	2,158,587	2,009,783	1,715,147
Total Elaborated Processed	1,710,171	1,560,101	1,265,463

Exports
- In Nature	2,177,933	1,351,835	910,778
- Poultry	1,721,701	1,111,666	717,885
- Pork/Beef	456,232	240,169	192,893
- Elaborated/Processed (meats)	539,987	460,458	290,330
Other Processed	3,050	754	679
Total Frozen and Chilled	2,720,970	1,813,047	1,201,787
Others	3,697	2,364	445
Total	2,724,667	1,815,411	1,202,232

Total Sales
Frozen and Chilled	4,577,029	3,519,277	2,637,605
Soybean/others	306,225	305,917	279,774
Total	4,883,254	3,825,194	2,917,379

In the Brazilian domestic market, the Company sells its finished products to supermarkets, retail stores, wholesalers, and institutional buyers. For the year ended December 31, 2004, the Company sold its products to over 83,500 clients throughout Brazil.

The following table presents the Company’s domestic sales as a percentage of revenues to supermarkets, small stores, wholesalers and institutions for the fiscal year ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Supermarket	61.4	63.2	64.9
Small Stores	19.5	18.6	17.0
Wholesale	10.5	10.1	10.1
Institutional*	8.6	8.1	8.0
TOTAL	100%	100%	100%

* Includes food service

The Company exports its products to the Far East, the Middle East, Europe, Eurasia and Africa. Perdigão’s leading markets experienced the following performance during the year: Europe – sales growth of 26% and 7% by volume in spite of weaker demand in this market; Far East - a 77% increase in sales and 24% in volume. The main market in this region was Japan where demand jumped 149%, notably in the first half when prices were inflated by the avian influenza outbreak; Middle East – 33% and 40% up respectively, in sales and volumes.  The remaining markets such as Eurasia and Africa rose 74% and 100% in sales respectively in spite of Russian trade barriers and import quotas.

The following table provides a breakdown of the Company’s export volumes and revenues by region as a percentage of total export sales for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002
	Sales(%)	Tons(%)	Sales(%)	Tons(%)	Sales(%)	Tons(%)

FAR EAST	28	27	23	27	25	27
Japan	18	14	11	9	12	9
Hong Kong	6	8	7	12	8	13
Singapore	3	3	5	5	5	5
Others	1	2	—	1	—	—

MIDDLE EAST	19	28	21	25	20	23
Saud Arabia	13	19	15	17	15	17
Kuwait	1	2	2	2	1	2
United Arab Emirates	2	3	2	2	1	1
Others	3	4	2	4	3	3

EUROPE	31	20	36	23	30	19
German	7	5	7	5	1	3
Netherlands	3	2	6	4	17	8
England	10	5	11	5	7	4
Others	11	8	12	9	5	4

EURASIA	17	17	14	18	21	27
Russia	14	15	13	16	21	27
Others	3	2	1	2	—	—

AFRICA	4	6	3	5	2	2

OTHER	1	2	3	2	2	2

TOTAL	100%	100%	100%	100%	100%	100%

Percentages are based on numbers after accounting adjustments and may vary from the percentages derived from actual dollar exports.

Competition

Domestic Market:

The growth in poultry and pork production in Brazil has resulted in increased domestic competition. The Company has allocated a significant portion of its production of higher value-added products to both domestic and export markets. In the domestic market the Company’s main competitors are Sadia S.A. (“Sadia”), Cooperativa Aurora (“Aurora”) and Seara Alimentos S.A. (“Seara”).

In the specialty meats market, the Company held a 24.7% of market share in volumes for the year ended December 31, 2004, while Sadia, Aurora and Seara held market shares of 24.4%, 8.2% and 4.4%, respectively, according to AC Nielsen. The Company estimates that this market represented approximately R$ 9.4 billion in Brasil in 2004, against R$ 8.1 billion in 2003, an increase of 16% compared to the previous year, with 61.7% of the market-share being concentrated in the four largest players, while the remaining share is in the hands of several small players. This market has been consolidating because of the high level of competitiveness of the largest players. The Company has regularly launched new products that aim at reaching various segments of the population so as to maintain its strategic market position.

In the frozen meats market, the Company held a 34.2% of market share in volumes for the year ended December 31, 2004, while Sadia and Seara held market shares of 37.1% and 6.0%, respectively, according to AC Nielsen. DaGranja is the fourth player in this market with 5.2% of market-share in 2004. The Company estimates that this market represented approximately R$ 1.7 billion in Brazil in 2004, against R$1.5 billion in 2003 (13% of increase), 71.3% of the market-share being concentrated in the two largest players, which suggests that this market is reasonably consolidated.

The Company estimates that the frozen pasta market was R$ 241.0 million in 2004, an increase of 14.9% compared to 2003 which represented R$ 209.7 million, and the frozen pizza market was estimated at R$ 250.1 million, against R$ 233 million in 2003, a 7% of increase.

The following graphics show the Company’s market share compared to its competitors.

Market Share - Specialty Meats (%)

(In Volumes)

Average Market Increase

Change
YTD 2005/2004	11.0%
2004/2003	9.5%

Annual Average Growth
2004/1994	9.1%

Source: AC Nielsen

YTD: Jan - Feb

Market Share - Frozen Meats (%)

(In Volumes)

Average Market Increase

Change
YTD 2005/2004	8.8%
2004/2003	13.8%

Annual Average Growth
2004/1994	18.3%

Source: AC Nielsen

YTD: Dec- Mar

Market Share – Frozen Pasta (%)

(In Volumes)

Average Market Increase

Change
YTD 2005/2004	14.2%
2004/2003	6.4%

Annual Average Growth
2004/1998	14.3%

Source: AC Nielsen

YTD: Feb - Mar

Market Growth in Volume — Frozen Pizza

(In Volumes)

Average Market Increase

Change
YTD 2005/2004	22.0%
2004/2003	2.8%

Annual Average Growth
2004/2000	15.6%

Source: AC Nielsen

YTD: Jan - Feb

International Market:

Sadia and Seara compete with the Company both domestically and internationally. The Company believes that its competitiveness in the world chicken market is comparable to the best producers in the world, and that the Company maintains a competitive advantage because of lower labor and animal feed costs.

The following table shows the major Brazilian exporters of Poultry and Pork in 2004 (in volumes):

Company	Participation on Brazilian Exports – Poultry (1)	Participation on Brazilian Exports – Pork (2)
Sadia	27.87%	19.27%
Perdigão	18.72%	17.35%
Seara	13.52%	17.17%
Frangosul	11.20%	4.68%
Avipal	5.84%	4.72%
Aurora	1.86%	8.17%
DaGranja	1.30%	N/A

Fonte: (1)Abef – Associação Brasileira de Produtores e Exportadores de Frango (Brazilian Poultry Producers and Exporters Association)

(2)Abipecs – Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (Brazilian Pork Producers and Exporters Association)

Distribution of Poultry and Pork Products

Domestic Market

The Company has focused on its logistical operations and seeks to improve efficiency and reduce distribution costs by building distribution centers to reach long distances through the Company’s cross-dockings. The Company covers approximately 95% of the Brazilian population through a nationwide distribution network, which the Company distributes its products. As of December 31, 2004, the Company operated 16 distribution centers, and distributed its products exclusively to 13 distributors throughout Brazil and 15 cross-docking points.

Export Shipment Facilities

The Company uses export shipment facilities through the Itajaí port, Paranaguá and sometimes Imbituba and São Francisco do Sul.  The Brazilian ports are owned and administrated by the Federal government, which historically has a weak relationship Labor Unions and is characterized by work competitiveness. The Itajaí Port is a municipal facility and it has a better relationship with Labor Unions. Shipments through the ports of Itajaí and Paranaguá are made in private terminals (that operate as concessions), TECONVI and TCP, respectively and, therefore, are less exposed to the influence of the Unions. In these governmental bodies such as the Internal Revenue Service and the Federal Inspection have adapted themselves to the needs of the exporters by working round-the-clock shifts of 24 hours.

Availability of Raw Materials

As of December 31, 2004, the Company owned six animal feed mills and produced 2.9 million of tons of animal feed and premix. The basic raw materials used in animal feed production are corn and soybean mix containing preservatives and micronutrients. The Company sells animal feed to some hog outgrowers and the unused portion is sold in the spot market. For the fiscal years ended December 31, 2004, 2003 and 2002, animal feed sales accounted for R$74.1 million, or 1.3%; R$65.6 million, or 1.5% and R$ 51.1 million, or 1.5%, respectively, of the Company’s gross revenues.

The Company purchases approximately 55% of its corn through rural producers and small merchants and 45% through cooperatives. The corn is mostly grown in the States of Santa Catarina, Paraná, Rio Grande do Sul and Center West region of Brazil.

In the pork meat processing units, the hogs are slaughtered and immediately cut in half. The half carcasses are then partitioned according to their intended use. These parts become the raw material for the production of various industrialized goods, including hams, frankfurter, bologna sausages, salamis and other. In the poultry meat processing units, whole and cut poultries are produced for domestic and overseas market, as well as poultry elaborated/processed products, which are sold to the domestic market and Export Market. The Company acquired 37% of its live hog necessity in 2004 either from the spot market or from third parties.

The Company purchases other materials required for manufacture of the Company’s products, such as prepared animal intestines (for casing), cardboard boxes and plastic bags (for packaging, and labels), and spices and veterinary drugs (for poultry and hog breeding), both from the domestic and international market.

C. Organizational Structure.

As of December  31, 2004:

	Country	Participation in capital
Perdigão Agroindustrial S.A.	Brazil	100.00%
Perdigão Export Ltd.	Cayman Islands	100.00%
Perdigão UK Ltd.	England	100.00%
Perdigão Holland BV	Netherlands	100.00%
Perdigão International Ltd.	Cayman Islands	100.00%
Perdigão Ásia Pte Ltd.	Singapore	100,00%
Crossban Holding GMBH	Austria	100,00%
Perdix International Foods Comércio Internacional Ltd.	Portugal	100,00%
PRGA Participações Ltda.	Brazil	100,00%

The Companies PDA Distribuidora de Alimentos Ltda, Highline International Ltda., Perdigão Trading S.A. (formerly BFF Trading S.A.) and BFF International Ltd., do not currently have operating activities.

D. Property, plant and equipment.

The Company’s facilities are located throughout Brazil. Currently, the Company’s production bases are organized in five regional production units - Videira and Herval d’Oeste, located in the State of Santa Catarina, Marau located in the State of Rio Grande do Sul, Carambeí, located in the State of Paraná, and Rio Verde located in Goiás State. The Videira region includes the Videira, Salto Veloso and Lages facilities; the Herval d’Oeste region includes the Herval d’Oeste and Capinzal facilities; and the Marau region includes the Marau and Serafina Correa facilities. These locations include poultry farms for breeding stock, hatcheries and slaughtering and processing plants, as well as feed related facilities, which include grain storage, feed mills and crushing and oil facilities in some units. Besides the industrial units, we have also warehousing and logistics to distribute our products in 16 units in Brasil, of which 13 are wholly owned and 3 are leased from others.

The Company has 2 wholly owned offices in São Paulo (SP) and Videira (SC) and four leased abroad.

In 2004, Perdigão’s commercial and productive structure was as follows: 13 meat industrial units; 2 soybean production plants; 6 feed mills; 12 hatcheries; 16 distribution centers and 27 grain purchasing branches. All meat industrial units, soybean production plants, feed mills and hatcheries are fully owned by the Company. Of the existing 16 distribution centers, only 3 of them are leased from others. Of the 16 distribution center only 3 are leased from third parties. Of the 27 grain purchasing branches, which are not material properties, 11 are wholly owned by the Company.

The principal properties of Perdigão consist of installations for the manufacture and distribution of food products. The following is a list identifying the location and the activities:

Distribution Centers	Outsourced Distributors
Belo Horizonte (MG)	Apucarana (PR)
Brasília (DF)	Belém (PA)
Campinas (SP)	Cascavel (PR)
Cubatão (SP)	Chapecó (SC)
Florianópolis (SC)	Campos dos Goytacazes (RJ)
Fortaleza (CE)	Cuiabá (MT)
Manaus (AM)	Foz do Iguaçu (PR)
São José dos Pinhais (PR)	Juiz de Fora (MG)
Porto Alegre (RS)	Nova Friburgo (RJ)
Recife (PE)	Porto Velho (RO)
Rio de Janeiro (RJ)	Presidente Epitácio (SP)
Rio Verde (GO)	Rio Branco (AC)
Salvador (BA)	Vilhena (RO)
São Paulo (SP)
Videira (SC)
Vitória (ES)

Industrial Unit	Quantity	Activities
Capinzal (SC)	2	Poultry Slaughtering (including Chester®) / Poultry and Pork Processing
Carambeí (PR)	1	Pork and Poultry Slaughtering (including Turkey) / Chicken, Turkey and Pork Processing
Herval D’Oeste (SC)	1	Pork Slaughtering / Pork Processing
Lages (SC)	1	Pasta, Pizza and Cheese-Bread Processing / Beef Processing
Marau (RS)	3	Poultry and Pork Slaughtering / Poultry and Pork Processing
Mineiros (GO) *	1	Special Poultry Slaughtering and Processing (turkey and Chester®)
Rio Verde (GO)	1	Poultry and Pork Slaughtering / Poultry, Pork, Pies and Flaky Pastries Processing
Salto Veloso (SC)	1	Poultry, Pork and Beef Processing
Serafina Corrêa (RS)	1	Poultry Slaughtering
Videira (SC)	2	Poultry and Pork Slaughtering / Poultry and Pork Processing

* Under construction

Environment

In 2004, Perdigão invested more than R$ 6.9 million, a 70% increase compared to 2003, in environment-related activities and operations, including systems for treating effluents and gases, and equipment for processing solid residues, mainly to help increase production.

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

In its structure of integrated management, Perdigão maintains professionals with training on risk and waste management capable of prompt action in emergency situations. Furthermore, all industrial units of the Company were built in compliance with environmental laws that establish the norms for disposal of effluents and waste.

Perdigão continues its actions in the field of preserving the environment. Not only does the Company comply with all the environmental precautions required in the way it conducts its industrial operations, it also takes part in initiatives for conserving the natural habitat and running a waste recycling system in conjunction with the integrated outgrowers. Using this system, about 1.4 million cubic meters of liquid hog manure and 95,000 tons of chicken bedding are transformed into organic fertilizer, enough to fertilize 60,000 hectares annually, or 10% of the cultivated area of the Rio Verde-GO region. Among the principal initiatives, of particular importance are:

•                Maintenance of the joint research program with the Rio Verde Advanced Teaching Faculty and Embrapa Milho e Sorgo for monitoring the consequences on the environment of the use of waste;

•                Integrating the Hydrographic Basin Committees and non-governmental organizations which promote actions in the environmental area;

•                Continued research into solutions for problems detected in green areas in conjunction with universities and institutions;

•                Investments in environmental projects for adolescents and children in the state of Santa Catarina and along the coastal strip of the state of São Paulo;

•                Events held at the Company’s facilities for disseminating important information on the environment, including musical presentations, dances, stage plays, exhibitions of artistic wall panels, sculptures, movie shows, group dynamics on measures for saving water, selective garbage collection and the dissemination on the use of organic garbage for the production of humus. Employees were also given tree seedlings. During two events in May and June, the Company organized ecological hikes for public school students and employees during the course of which, they could learn about effluent treatment at the Serafina Corrêa industrial unit;

•                Maintenance of the Vida Verde Ecological Reserve by Perdigão and the Marau (RS) city government since 1999. This same partnership is responsible for running a program of visits along the ecological trail in the reserve. The hike is for children from the school community, who put on theatrical presentations involving environmental themes inspired by walks along the Reserve trail. Visits are concluded with snacks provided by the Company. On average, 600 children visit the Vida Verde Reserve every year;

•                Expansion of the project at Perdigão’s Rio Verde industrial unit, which already uses wood from the Company’s own forests for generating steam for heating machines and equipment. Currently, 99.5% of steam and 100% of grain drying at the industrial units uses this same energy source. In accordance with the environmental legislation, Perdigão does not extract wood from native forest areas;

•                Support for the Pingo D’Água Program, set up by the Tibagi River consortium and Carambei city government in the state of Paraná. The purpose is to raise the awareness of municipal network fourth grade primary school students on the importance of saving water and preserving the rivers. Perdigão sponsored the production of program material – a book for each student, a notebook (for making notes during field work) and the teacher’s manual –while the Consortium dealt with the content and teacher training. Every week a special theme is introduced, such as cleaning up the river banks, water pollution and tree planting. The objective is to eventually extend the idea to other schools in the region.

The Marau (RS) unit was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool which seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to the certification of all three areas ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series), respectively. The Salto Veloso (SC) and Capinzal (SC) units have ISO 9001 certification and the Capinzal (SC) and Marau (RS) units have EFSIS certification.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating and Financial Review and Prospects

General

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with the Brazilian GAAP, which differ in certain significant respects from the U.S. GAAP. Note 20 of the Notes to the Consolidated Financial Statements describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to the Company, and includes a reconciliation to U.S. GAAP of net income and shareholders’ equity. See “Presentation of Financial Information”.

Results of Operations

Perdigão is one of Brazil’s largest vertically integrated producers and value-added sellers of poultry and pork products. The Company’s operations include feed facilities, hatcheries, poultry farms for grandparent and parent stock, pork breeding centers, poultry and pork slaughtering and processing units, sales offices and distribution centers. The Company sells a wide and diversified range of poultry and pork products, both domestically and internationally. In the domestic market the Company sells its meat products to more than 83,500 customers, while in the international market it sells to more than 744 customers in more than 100 countries. Its main products include: (i) specialty meats, such as frankfurters, sausages, ham products, bologna sausages, cured products, bacon and salamis; (ii) frozen meats, such as hamburgers, breaded meat products, kibes, meatballs, nuggets, steaks and others; (iii) meat-based and pasta-based frozen entrees, such as lasagnas and pizzas; (iv) appetizers; (v) other frozen food, such as frozen vegetables, pies, flaky pastries, cheese-bread, soybean and shrimp; (vi) “commodity products”, such as frozen whole chicken, chicken cuts and giblets, frozen pork cuts (vii) elaborated meats and other products.

The following tables show gross sales, volumes and average price information for the periods indicated.

GROSS SALES

	R$ (thousand)
	2004	2003	2002

Domestic Market
- In Natura	180,660	172,912	196,773
- Poultry	135,306	134,580	156,787
- Pork/Beef	45,354	38,332	39,986
- Elaborated/Processed (meats)	2,127,882	1,870,415	1,497,331
Other Processed	171,705	146,372	127,523
Total Frozen and Chilled	2,480,247	2,189,699	1,821,627
Soybean Products	235,019	216,613	212,113
Others	124,791	126,789	102,021
Total	2,840,057	2,533,101	2,135,761
Total Elaborated Processed	2,299,587	2,016,787	1,624,854

Exports
- In Natura	2,180,146	1,363,333	910,746
- Poultry	1,723,340	1,122,121	717,852
- Pork/Beef	456,806	241,212	192,894
- Elaborated/Processed (meats)	540,336	471,542	294,106
Other Processed	3,053	754	651
Total Frozen and Chilled	2,723,535	1,835,629	1,205,503
Others	3,699	2,236	445
Total	2,727,234	1,837,865	1,205,948

Total Sales
Frozen and Chilled	5,203,782	4,025,328	3,027,130
Soybean/others	363,509	345,638	314,579
Total	5,567,291	4,370,966	3,341,709

SALES

	Tons
	2004	2003	2002

Domestic Market
- In Natura	46,154	49,367	77,927
- Poultry	34,545	36,724	60,081
- Pork/Beef	11,609	12,643	17,846
- Elaborated/Processed (meats)	463,408	431,696	432,431
Other Processed	22,681	20,259	20,615
Total Frozen and Chilled	532,243	501,322	530,973
Soybean Products	146,628	145,184	185,734
Others	—	—	—
Total	678,871	646,506	716,707
Total Elaborated Processed	486,089	451,955	453,046

Exports
- In Natura	532,621	426,822	345,339
- Poultry	441,213	362,397	284,906
- Pork/Beef	91,408	64,425	60,433
- Elaborated/Processed (meats)	75,990	64,896	49,258
Other Processed	449	111	96
Total Frozen and Chilled	609,060	491,829	394,693
Others	414	1,175	217
Total	609,474	493,004	394,910

Total Sales
Frozen and Chilled	1,141,303	993,151	925,666
Soybean/others	147,042	146,359	185,951
Total	1,288,345	1,139,510	1,111,617

AVERAGE PRICES

	(R$/kg)
	2004	2003	2002

Domestic Market
- In Natura	3,914	3,503	2,525
- Poultry	3,917	3,665	2,610
- Pork/Beef	3,907	3,032	2,241
- Elaborated/Processed (meats)	4,592	4,333	3,463
Other Processed	7,570	7,225	6,186
Total Frozen and Chilled	4,660	4,368	3,431

Exports
- In Natura	4,093	3,194	2,637
- Poultry	3,906	3,096	2,520
- Pork/Beef	4,997	3,744	3,192
- Elaborated/Processed (meats)	7,111	7,266	5,971
Other Processed	6,800	6,793	6,781
Total Frozen and Chilled	4,472	3,732	3,054

Average prices refer only to frozen and chilled products.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Gross Sales

The Company’s total gross sales were R$ 5.6 billion, an increase of 27% compared to 2003. These results was mainly the result of an increase of 15% in frozen and chilled sales volume, principally exports, which grew 24%.

Domestic Market

Perdigão’s domestic sales amounted to R$ 2.8 billion, against R$ 2.5 billion of the previous year, 12.1% higher. Frozen and chilled products increased  6.2%. Elaborated/processed products that includes meats and other processed products, increased  7.3% in volume and 14% in sales for the year. New product launches contributed to this performance notably: new flavors for pies, pizzas, flakey pastries, oven-cooked pastries, specialty meats– bologna sausage and smoked turkey breast, as well as the Chicken Pop Corn and Franget’s products. Elaborated and processed products were responsible for 84.0% of the total domestic market gross sales increase.

The following table shows the main changes in the Domestic Market:

	Thousand of Reais			%
	Gross sales				Volume	Average sales
	2004	2003	Net change	Net change	change	price change
Domestic
In Natura
Poultry	135,306	134,580	726	0.5%	-5.9%	6.9%
Pork	45,354	38,332	7,022	18.3%	-8.2%	28.9%
	180,660	172,912	7,748	4.5%
Elaborated/Processed	2,127,882	1,870,415	257,467	13.8%	7.3%	6.0%
Other processed	171,705	146,372	25,333
Total Frozen and Chilled	2,480,247	2,189,699	290,548	13.3%	6.2%	6.7%
Other	359,810	343,402	16,408
TOTAL	2,840,057	2,533,101	306,956	12.1%

Overall average prices during the year were 6.7% higher, thanks to the increased share of higher value-added products (elaborated and processed products)and the improvement in the average prices of in-natura pork meat, a reflection of tighter supply.

In order to reach a good performance in the domestic market the Company improved product portfolio, price and cost controls, prioritizing improved returns and upgrading distribution channels, the focus being on the institutional and retail markets. As part of its seventieth anniversary commemorations, Perdigão developed a special advertising campaign to further consolidate brand penetration, as well as conducting other campaigns on the occasion of traditional holiday periods and to enhance its product range profile.  The institutional market accounted for a 8.6% share of volumes sold against 8.1% in 2003, because of the strategy established for the food service area.

Exports

Exports revenues during the year were R$ 2.7 billion against R$ 1.8 billion in 2003, an increase of 48.4%. The volume of frozen and chilled products grew 23.8%, reflecting a good performance and surpassing the Company’s forecasts. Sales of higher value-added products jumped by 17.1% in volume and 15.0% in revenues during the year and the main export markets were Europe, some areas in the Far East, the Middle East, Eurasia and the Americas. Growth in sales of elaborared/processed products was less than the increased in terms of volumes because of the surplus of imports of cooked products from Thailand in the European market and the inclusion of more specialty meats products with a lower unit price in this sales mix.

In natura products sales increase represented 92.0% of the total export gross sales growth.

Processed pork products continued to register significant growth in the Eurasia, Hong Kong and Singapore markets. Sales of these products increased 42% by volume and 89.4% in revenues during the year.

The following table shows the main changes in the Export Market:

	Thousand of Reais			%
	Gross sales				Volume	Average sales
	2004	2003	Net change	Net change	change	price change
Exports
In Natura
Poultry	1,723,340	1,122,121	601,219	53.6%	21.7%	26.2%
Pork	456,806	241,212	215,594	89.4%	41.9%	33.5%
	2,180,146	1,363,333	816,813	59.9%
Elaborated/Processed	540,336	471,542	68,794	14.6%	17.1%	-2.1%
Other processed	3,053	754	2,299
Total Frozen and Chilled	2,723,535	1,835,629	887,906	48.4%	23.8%	19.8%
Other	3,699	2,236	1,463
TOTAL	2,727,234	1,837,865	889,369	48.4%

Average prices rose approximately 19.8% in 2004 driven by the increase in prices of in natura products occurred in the first half of the year. These prices increases would have been even higher if we have not had an 8.1% appreciation of the Real in relation to the dollar in the year.

The effective strategy and competence in supplying its overseas clients, exporting its products to over 100 countries, made Perdigão’s export performance a success, and the Company benefited from the increased demand for Brazilian meat products in the international market as well as the better prices and volumes because of the avian influenza epidemic that afflicted major producing areas.

Perdigão’s leading markets experienced the following performance during the year: Europe – sales growth of 26.4% and 6.8% by volume in spite of weaker demand in this market. Far East – a 76.7% increase in sales and 23.6% in volume. The prime market in this region was Japan where demand jumped 149%, notably in the first half when prices were inflated by the avian influenza outbreak; Middle East – 32.8% and 39.8% up respectively, in sales and volumes. The remaining markets such as Eurasia and Africa rose 73.8% and 99.9% in sales respectively in spite of Russian trade barriers and import quotas.

Net Sales

Net sales reached R$ 4.9 billion against R$ 3.8 billion in 2003, 28% higher, reflecting the Company’s export sales increase and the improved product mix in the domestic market.

Elaborated/processed products grew 14% in sales and 9% in volume during the year. However, their relative share of the Company’s net sales has declined from 53% to 46% due to the increase of in-natura exports. Sales deductions reported a higher increase than net sales because of higher PIS/COFINS charges.

Cost of Sales

The cost of sales increased 26%, which went from R$ 2.8 billion to R$ 3.5 billion. This increase was a consequence of the sales volumes increase at around 15% in the year, as well as the direct impact of the cost of inputs, such as grains, industrial meats – including a significant increase in hog prices acquired from third parties. The cost of packaging – an 11% increase – and taxes and public utility tariffs also increased. Payroll costs rose following collective wage agreements while more labor was hired to meet stronger demand in the external market.

Gross Profit and Gross Margin

Perdigão reported a gross profit of R$ 1.4 billion, 32% higher than in 2003. The gross margin improved to 27.7% against 26.7% in the preceding year due to an increase of volumes and sales, in spite of export revenue losses from the appreciation of the Real together with cost of production pressures.

Operating Expenses

Operating expenses totaled R$ 861.2 million in 2004 against R$ 737.1 million in the preceding year. In 2004, operating expenses fell by 170 basis points, representing 17.5% of the net sales revenue for the year against 19.2% registered in 2003.

This achievement was made possible through the implementation of Optimization of Logistics’ Processes and in spite of higher marketing campaigns and costs of the international infrastructure as well as increases in electricity, freight, port service charges and the improvement in sales volume.

Financial Expenses

Net financial expenses were R$ 117.8 million against R$ 137.8 million in 2003, registering a decline of 14.5% in compared to 2003. This decline could have been even more significant had it not been for the appreciation of the Real against the US dollar, which generated an expense in the overseas subsidiaries’ assets, particularly inventory.

Good cash generation during the year and steps taken to cut working capital requirements were instrumental in achieving a 34.1% reduction in net accounting debt, which totaled R$ 489.1 million on December 31 2004 – despite the need to fund investments and the increased costs in some raw materials.

There were also changes in the debt profile with a reduction in the level of advances on exports and consequently, cash investments.

Debt			On Dec. 31, 2004	On Dec. 31, 2003
R$ million	Short Term	Long Term	Total	Total	% Ch.
Local Currency	272.2	170.2	442.4	568.6	(22.2)
Foreign Currency	235.6	218.2	453.8	827.9	(45.2)
Gross Debt	507.9	388.3	896.2	1,396.5	(35.8)
Cash Investments
Local Currency	176.1	—	176.1	510.2	(65.5)
Foreign Currency	97.0	134.0	231.0	144.1	60.3
Total	273.1	134.0	407.1	654.2	(37.8)
Net Accounting Debt	234.8	254.3	489.1	742.2	(34.1)
Exchange Rate Exposure - US$ million			14.4	(11.8)	—

Operating Income

As a result of the Company’s increase in sales revenues, volume and better product mix, operating income totaled R$ 371.9 million, a year on year growth of 151%.

Income Tax and Social Contribution

In Brazil, the statutory income tax rate is 34% and expenses with income taxes comprise income tax (IRPJ) and social contribution (CSLL).

In 2004 income tax expenses amounted to R$ 47.3 million, equivalent to 12.8% of the taxable income (income before income taxes), compared to an expense of R$12.4 million recorded in the previous year, equivalent to 8.5% of the taxable income. The reason for the difference between the statutory and effective income tax rate, which totaled 21.2% and 25.5% in 2004 and 2003, respectively, have been the deductibility of the interest on shareholders’ equity, equivalent to 7.0% and 8.4% of the taxable income in 2004 and 2003,  and the tax rates differences on earnings from subsidiares abroad, counting for 14.6% and 16.4% of the taxable income for 2004 and 2003. Without those two mentioned effects, the effective interest rate would have been 34.4% and 33.3% for 2004 and 2003, respectively, quite similar to the statutory rates.

Net Income and Net Margin

Net income reached R$ 295.6 million, the highest ever recorded in the Company’s history and an increase of 139% over 2003. Net margin increased from 3.2% to 6.1%. These results reflect Perdigão’s dynamism, ongoing investment program as well as the ability to realize export potential.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Gross Sales

Gross sales were up 30.8% for the period ending December 31, 2003, increasing to R$ 4.4 billion against R$ 3.3 billion in the same period of 2002, as a result of an increase of 7.5% in the total meat volume sold, with a revenue growth of 29.7% and 2.9% growth in volumes of value-added products. Domestic market revenues were 18.6% higher, registering a 5.7% decline in volumes. Exports revenues were 52.4% higher, with an increase of 24.6% in meat volumes.

Domestic Market

Domestic market sales were R$ 2.5 billion, against R$ 2.1 billion in 2002, with growth of 18.6% in the year and meat volumes 5.7% lower. Due to the recession the Brazilian economy suffered and the consequent significant drops in disposable income during the year, the Company adopted the strategy of emphasizing profitability instead of increasing sales volumes, and improving distribution channels that provided better margins. As part of the profitability strategy, when good opportunities in foreign markets appeared, Perdigão directed in natura meats overseas and the in natura  volume fell 37% in the domestic market. Revenues from elaborated/processed products grew 25%, and volumes fell 0.2%. These measures helped Perdigão offset increased production costs and improve margins. As a result, in the year average prices in the meat segment were 28% higher. The main product launches were those food items made of soybean, sweet pizzas and pies in the Apreciatta line, pastries and stuffed gnocchi. Elaborated and processed products were responsible for 94.0% of the total domestic market gross sales increase.

The following table shows the main changes in the Domestic Market

	Thousand of Reais			%
	Gross sales				Volume	Average sales
	2003	2002	Net change	Net change	change	price change
Domestic
In Natura
Poultry	134,580	156,787	(22,207)	-14.2%	-38.9%	40.4%
Pork	38,332	39,986	(1,654)	-4.1%	-29.2%	35.3%
	172,912	196,773	(23,861)	-12.1%
Elaborated/Processed	1,870,415	1,497,331	373,084	24.9%	-0.2%	25.1%
Other processed	146,372	127,523	18,849
Total Frozen and Chilled	2,189,699	1,821,627	368,072	20.2%	-5.7%	27.3%
Other	343,402	314,134	29,268
TOTAL	2,533,101	2,135,761	397,340	18.6%

Exports

Exports grew 52.4% in the year, and volumes were 24.6% higher. Export Market reached R$ 1.8 billion against R$ 1.2 billion registered in 2002. The main markets were Europe with a revenues growth of 79.5%, the Middle East with 60.6%, and the Far East with 40%. Sales of elaborated/processed meat products grew 60.3% of which 31.7% was in volume. The increase in tariffs charged by the European Union on salted chicken breasts in the middle of August 2003 resulted in Perdigão planning the shipments and stocks for this market in advance. Average prices were 22.2% higher. The discrepancy between price and costs reflects the increases suffered because of the exchange rate devaluation that could not be fully passed to sales prices.

In natura products sales increase represented 72.0% of the total export gross sales growth and Elaborated and processed products were responsible for 28.0%.

The following table shows the main changes in the Export Market

	Thousand of Reais			%
	Gross sales
	2003	2002	Net change	Net change	change	price change
Exports
In Natura
Poultry	1,122,121	717,852	404,269	56.3%	27.2%	22.9%
Pork	241,212	192,894	48,318	25.0%	6.6%	17.3%
	1,363,333	910,746	452,587	49.7%
Elaborated/Processed	471,542	294,106	177,436	60.3%	31.7%	21.7%
Other processed	754	651	103
Total Frozen and Chilled	1,835,629	1,205,503	630,126	52.3%	24.6%	22.2%
Other	2,236	445	1,791
TOTAL	1,837,865	1,205,948	631,917	52.4%

The strategy implemented in Europe, with sales offices in England and Holland and a partnership that allows industrialization of products processed locally has been contributing to the growth of this market. In addition, during the year there were climatic and sanitary problems that affected European poultry-producing areas that benefited Perdigão’s businesses. The Far East exports increased because of the Japanese market, which had banned imports from China because of the avian Influenza during the second half. Growth in Eurasia was just 7.7% because of the quotas established in Russia on poultry and pork. Meanwhile, the other countries in this market showed higher growth.

Cost of Sales

Because the market price of the main raw inputs of corn and soybean rose more than 16% and the other components of cost of sales also increased – such as industrial meats, freight and packaging – costs grew at a higher rate than sales. In the last quarter this situation was reversed, when revenues were higher than the cost increases, although soybean registered a 29% market increase over its price in the third quarter. Cost of sales registered R$ 2.8 billion in 2003, an increase of 33%, more than the increase reached in Net sales that was 31.1%

Gross Profit

Due to sales performance, gross margin was 26.7% in the year. Gross profit totaled R$ 1.02 billion for the year, 25.7% higher, in spite of cost pressures and the exchange rate appreciation that occurred in the second quarter, which resulted in lower export revenues.

Net Financial Expenses

In an effort to improve financial performance and increase working capital, Perdigão concluded the structuring and constitution of the Perdigão Investment in Direct Credits Funds (Perdigão FIDC) with Banco Rabobank International Brasil S.A., which is a securitization through a contract for assigment of existing and performed commercial receivables originated by Perdigão Agroindustrial S.A. from the sale of food products to clients in the domestic market.

The equity in the Perdigão FIDC is R$ 80 million, of which R$ 64 million represented by the senior quotas, and R$ 16 million represented by the subordinated quotas subscribed by the issuer. This operation received an “AA(bra)” rating from Fitch Atlantic Ratings, and mainly reflects the low non-payment index of active portfolios that are acquired by the Fund (less than 2.0% for delays of more than 15 days). Net Financial Expenses was R$ 137.8 million against R$ 210.4 million, a decrease of 34% in the year.

Net accounting debt on December 31, 2003 was R$ 742.2 million, 11.9% lower than in the previous year, despite of the higher expenditures for working capital necessary in the last quarter because of better sales. Net financial expenses decreased 38.2% in the year. The strategy adopted to reduce investments, decrease working capital through adequate control of the items that comprise it, and the anticipation of cash generated by the FIDC transaction.

Debt			On Dec. 31, 2003	On Dec. 31, 2002
R$ million	Short Term	Long Term	Total	Total	% Ch.
Debt
Local Currency	239.2	329.4	568.6	631.0	(9.9)
Foreign Currency	572.4	255.5	827.9	1,162.6	(28.8)
Gross Debt	811.6	584.9	1,396.5	1,793.6	(22.1)
Cash Investments
Local Currency	510.2	—	510.2	420.9	21.2
Foreign Currency	138.4	5.7	144.1	530.5	(72.8)
Total	648.5	5.7	654.2	951.4	(31.2)
Net Accounting Debt	163.1	579.2	742.2	842.2	(11.9)

Exchange Rate Exposure - US$ million			(11.8)	(57.6)	(79.5)

Operating Expenses

Operating expenses were R$ 737.0 million in 2003 compared to R$ 600.5 million in 2002, which was reduced by 130 basis points in the year (from 20.5% of net sales to 19.2%) because of the drop in commercial expenses from reduced logistic costs and the increase of export revenues.

Income Tax and Social Contribution

In Brazil, the statutory income tax rate is 34% and expenses with income taxes comprise income tax (IRPJ) and social contribution (CSLL).

In 2003 income tax expenses amounted to R$ 12.4 million, equivalent to 8.5% of the taxable income (income before income taxes), compared to a benefit of R$6.6 million recorded in the previous year. The reason for the difference of 25.5% between the statutory and effective income tax rate in 2003 were attributed to the deductibility of the interest on shareholders’ equity, equivalent to 8.4% of the taxable income, and the tax rates differences on earnings from subsidiaries abroad, counting for 16.4% of the taxable income for 2003. In 2002 the main reasons to explain the differences between the income tax expense at nominal rates, which would be an expense of R$0.7 million, and the actual benefit recorded of R$6.6 million was the net exchange variation of subsidiaries abroad and the deductibility of the interest on shareholders’ equity.

Net Income and Net Margin

As a result of the good performance during the year, Net Income was R$ 123.5 million, a growth of 1,400% and Net Margin was 3.2% compared with 0.3 in 2002.

Reconciliation with US GAAP

The Company prepares its consolidated financial statements according to accounting principles generally accepted in Brazil (Brazilian GAAP), which differ in certain significant aspects from U.S. GAAP. These differences are described in Note 20 of the Financial Statements. The main differences between the Brazilian GAAP and U.S. GAAP and how they affect the operating results and shareholders’ equity during the periods mentioned are:

•                  According to Brazilian GAAP monetary restatement ceased to be made in 1995, by government decision, while for U.S. GAAP monetary restatement continued to be made until December 1997, when Brazil was no longer considered an hyperinflationary country according to the criteria established by the North-American rule.

•                  Brazilian GAAP allows appraisal write ups of fixed assets, and the U.S. GAAP does not.

•                  Pre-operating costs can be deferred under Brazilian GAAP, but must be expensed under U.S. GAAP.

•                  Under Brazilian GAAP, interest on debt specifically related to construction in progress is capitalized. U.S. GAAP requires that all of the Company’s debt be considered in the calculation of interest that can be capitalized.

•                  Brazilian GAAP allows amortization of goodwill according to the respective generation of income or according to the linear method in a period of not less than five years. Under U.S. GAAP goodwill and other intangible assets should not be amortized but should be assessed for impairment.

Critical Accounting Policies and Estimates

Management’s operating and financial review and prospects addresses Perdigão’s consolidated financial statements, which have been prepared in accordance with Brazilian accounting practices and reconciled to accounting principles generally accepted in the United States of America. The preparation of these financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and judgments on an on-going basis, and bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Following is a description of estimates or judgments that are important to the presentation of the Company’s financial condition.

Revenue Recognition and Sales Returns

Perdigão recognizes revenue from product sales when it delivers its products in the domestic market and at the time of shipment in the case of exports, and/or when title passes to the customers. The Company also grants to its customers the right of return of products that do not meet quality standards within a limited time after delivery.

Perdigão continuously monitors and tracks all product returns and records a provision for the estimated amount of such future returns, based on historical experience and any notification received of pending returns. Management judgments and estimates must be made and used in connection with established sales returns. While we believe that we make reliable estimates for these matters, certain events (e.g. product contamination or animal disease) could cause our estimates and actual amounts to differ, having a negative effect on revenue for future periods. Moreover, if the historical data used by the Company does not properly reflect future returns, the provision established for returns could be understated.

Losses with Doubtful Accounts

Perdigão maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Such allowances are based on Managements’ analyses of accounts receivable, historical bad debts, customer credit worthiness, current economic conditions and changes in customer payment patterns. If the financial condition of Perdigão’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be made. Therefore, significant differences may result in the schedule and amount of expenses for any period if management makes different judgments or uses different estimates.

Impairment, Depreciation and Amortization of Permanent Assets

We perform annual cash flow assessments to determine if the accounting value of our assets, primarily our property, plant and equipment and goodwill, is compatible with the profitability resulting from the respective business units. If the expected cash flows are lower than the accounting value, we record a provision for impairment of the asset’s value. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), future taxes payable and operating costs. We regularly recognize expenses related to the depreciation of our property, plant and equipment and to the amortization of our deferred charges and goodwill. The rates of depreciation or amortization are based on our or third-party estimates of the useful lives of the fixed assets or otherwise over the periods during which these assets can be expected to provide benefits to us.

Contingencies

The Company determines its accrual for losses on tax and legal contingences based on an analysis of pending litigation. The Company records amounts considered sufficient by Management to cover probable losses based on the opinion of the outside legal counselors and the Company’s in-house legal counsel. If any additional information causes the opinion of outside legal counsel to change, the Company must re-assess the potential liability related to pending litigation and review estimates, accordingly. Such revision would significantly affect the results of operations and financial position.

The Company is part also to various legal proceedings for recovery of taxes paid in the past and that the Company deems legally non-applicable. Such contingent assets are not recorded in accounts until the process is finally adjudged and the value recovered is actually known.

The company has various judicial and administrative proceedings claiming a financial credit granted by the Federal Government, denominated IPI tax bonus. This credit was instituted by Law in 1969, as an incentive to export companies and to boost Brazilian exports. From 1979 to 1983, various infra-legal rulings were issued by the Treasury Minister and finally this credit was extinguished in 1983. First the amendments and then the extinction of this credit were deemed unconstitutional and illegal by Brazilian higher courts so various companies started to take legal action in the judicial and administrative realms to recover its value. At this time it is impossible to accurately state the amount to be received by the Company as IPI tax bonus or when it will be received, since many of these proceedings are still in their preliminary phase and those that have been filed earlier still have a long way to go until a final sentence is granted by the Judiciary.

Derivative Instruments

The Company uses derivative instruments, especially swaps, to manage exchange and interest variations risks. These instruments are recorded using the accrual method. For US GAAP purposes the Company accounts for these instruments at fair market value, based on quotations of similar instruments and in estimates of future exchange and interest rates. During the periods presented the Company has not designated any derivative instruments as hedge, for either Brazilian GAAP or U.S. GAAP purposes, and therefore the accounting adjustments for its derivatives were recorded in the income statements for the period.

Inventory

Livestock inventories are stated at the lower of cost or market and breeder hens at the lower of cost, less accumulated amortization, or market. The costs associated with breeder hens are accumulated up to the production stage and amortized over the productive lives using the straight-line method. Finished products, feed, eggs and other inventories are stated at the lower of cost or market. We record valuations and adjustments for our inventory and for estimated obsolescence at or equal to the difference between the cost of inventory and the estimated market value based upon known conditions affecting inventory obsolescence, including significantly aged products, discontinued product lines, or damaged or obsolete products. We allocate meat costs between our various finished products based on a by-product costing technique that reduces the cost of the whole animal by estimated yields and amounts to be recovered for certain by-product parts, primarily including leg quarters, wings, tenders and offal, which are carried in inventory at the estimated recovery amounts, with the remaining amount being reflected as our breast meat cost. Generally, the company performs an evaluation of whether any lower of cost or market adjustments are required based on a number of factors, including: (i) pools of related inventory, (ii) product continuation or discontinuation, (iii) estimated market selling prices and (iv) expected distribution channels. If actual market conditions or other factors are less favorable than those projected by management, additional inventory adjustments may be required.

Recently issued accounting pronouncements under U.S. GAAP

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43, that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, Chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The effective date of this Statement is fiscal years beginning after June 1, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will apply this Statement in the event exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a. Management is analyzing the requirements of this new EITF and believes that its adoption will not have any significant impact on the Company’s financial position and results of operations.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings Per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the Two-Class Method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the Two-Class Method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has:

(1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 are effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. Management believes the EPS calculation for the Company will not be changed as even though there are two class of shares both are entitled to same level of rights on dividends to be distributed.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123-R, “Share-Based Payment”. This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for: (a) equity instruments of the company, such as stock compensation, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The Company currently accounts for stock compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2006, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. Management is currently analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

B. Liquidity And Capital Resources

The main cash requirements of the Company are related to the payment of debt service and capital expenditures (Capex) - in fixed assets and pre-operating expenses including expansion programs. Primary cash sources of the Company have been cash flow from operating activities, and loans and financing obtained, especially those related to the activities of exports, investments and purchase of raw materials, and the sale of marketable securities. We believe that these sources of cash are sufficient to supply current and future working capital needs.

Cash Flow from operating activities

Positive operating cash flow was R$ 422.8 million in 2004 compared to R$ 214.5 million in 2003, while in 2002 we had a negative generation of R$ 97.0 million. The main reason for the increase on cash provided by operating comes from the net income, which was R$ 172.0 million higher in 2004 than in 2003. There was also a positive effect from the reduction in inventories, which in turn was partially offset by an increase in trade accounts receivable.

Our net working capital was R$ 231.9 million at December 31, 2004 compared to R$ 346.2 million in the same period of the previous year. This decrease of R$ 114.3 million in net working capital was mainly due to a decrease of R$375.5 million in cash equivalents and short-term investments, which was partially compensated by a decrease of R$ 250.0 million in short-term indebtedness. The balance of accounts receivable increased R$ 91.7 million while inventory balance decreased R$ 100.3 million in the same period.

Cash Flow from investment activities

In 2004 we used R$ 77.0 million of cash in investing activities, compared to a generation of R$ 157.2 million and R$ 2.6 million in 2003 and 2002, respectively. Capital expenditures were 49% higher than in 2003, amounting to R$ 110.5 million, in line with the same amount of expenditures reached in 2002. Capital expenditures relate mainly to the construction, modernization and improvement of the industrial activities and distribution centers.

The Company estimates a growth at around 50% in volumes up to 2009, which will require capital expenditures of approximately R$ 250 million per year in expansion and modernization of its current plants as well as through business acquisitions. These investments will be funded by our operating cash flow complemented by long-term credit lines. As part of this strategy, on June 20, 2005, we announced the acquisition of Mary Louize Company (see Business strategy – Item 4).

Cash flow from financing operations

The Company used in financing activities R$576.6 million in 2004, compared to R$402.9 million in 2003 and a generation of R$284.3 million in 2002, showing its strategy of a consistent decrease in its level of indebtedness over the past two years. In 2004, R$82.4 million were paid to the shareholders either as dividends or as interest on shareholders’ equity, compared to R$40.5 million in 2002 (nothing was paid to shareholders in 2003).  The total amount approved to shareholders in 2004 was R$ 88.7 million.

Most of the Company’s indebtedness relates to capital expenditures, exports, purchase of raw-material and financing of taxes payable line funds.

The indebtedness relating to capital expenditures is mostly long-term and is concentrated in two main institutions: the BNDES-Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Economic and Social Development ), including the FINAME, it’s special financing agency for machinery and equipment, and the “International Finance Corporation of the World Bank” (IFC). These credit lines relate mainly to the construction, improvement or expansion of the industrial units and are, in general, long-term loans. The funds from BNDES are generally in Brazilian reais, or are linked to a basket of currencies, and the interest average rate is linked to the TJLP (Long-Term Interest Rate of the BNDES) plus a spread of 3% to 4% per year. The average TJLP was 9.81%, 11.50% and 9.9% p.a. for fiscal years ended on December 31, 2004, 2003 and 2002, respectively, and have been in average 9.75% p.a. in 2005 (until May). The obligation outstanding with the IFC is denominated in North-American Dollars at an interest rate of 4.75% p. a.

The indebtedness relating to exports is supplied by many national and international financial institutions that include, among others: (i) the BNDES, that supplies long-term loans, to boost exports and (ii) various local and foreign banks that operate with commercial funding, offering short term pre-export loans, known as ACC- Adiantamento de Contrato de Câmbio (Advance on Exchange Contracts) or long-term export pre-payment loans. These loans are generally denominated in American dollars.

The company uses also credit facilities offered by commercial banks that grant loans based on rural credit to fund purchases of raw material. State tax incentives are another important funding source; in general these entail the construction or expansion of manufacturing units in certain Brazilian states. These credit facilities have a 15-year term and fixed or variable interest rates based on the IGPM (Market General Price Index) plus spread.  The value of the credit granted are proportional to the payment of the ICMS (VAT) generated.

Financial covenants of loans

Financing transactions with the IFC are subject to certain restrictive clauses and requirements set for its Loan Agreements. These requirements include limitation on the contracting of new financing if the following conditions are not met: (a) long-term debt to equity ratio shall not exceed 60:40; (b) current liquidity ratio must be at least 1.2, and (c) debt service coverage ratio must be no less than 1.25. As of December 31,2004, the Company was fully compliant with all the contractual conditions established in these Agreements.

Perdigão’s Credit Rights Investment Fund

Perdigão concluded the structuring and constitution of Perdigão’s Credit Rights Investment Fund (Perdigão FIDC - Fundo de Investimento em Direitos Creditórios) with Banco Rabobank International Brasil S.A. The fund is a securitization, via an assignment contract of existing  commercial receivables arising by Perdigão Agroindustrial S.A. These receivables are from the sales of Perdigão food products to domestic market customers. The Fund’s equity is R$ 101.3 million, of which R$ 76.4 million consist of senior quotas and R$ 25.0 million in subordinated quotas subscribed by the issuer. The portfolio expected return is 95% of the average CDI (Brazilian Interbank Deposit Certificate) rate, with three-year maturity date and total amortization at the end of this period, which shall be extendable for further three years.

C. Research and development, patents and licenses, etc.

Perdigão has a Technology Center located in Videira, Santa Catarina State, which is responsible for Research and Development, including: innovation capacity; highly prepared staff to attend the domestic and international market, improvement in process focused on productivity and also on cost reductions; policies to get the GMP (Good Manufacturing Practices), HACCP (Hazard Analysis and Critical Control Points) and traceability; bromatological and microbiological analysis that guarantee the food safety, flexibility to develop and launch new products in both domestic and export market. Perdigão invested in R&D R$ 6.4 million, R$ 5.2 million, R$ 3.8 million in 2004, 2003 and 2002 respectively.

D. Trend information

The Brazilian Corn Crop for 2004/2005

The current estimated corn crop totaled 36 million tons according to the harvest survey carried out by Conab (Companhia Nacional de Abastecimento) in May 2005; a reduction of 14.5% compared to the 42.1 million tons of the 2004/03 crop. Of the 36 million tons, 27.9 million tons refer to the summer crop and 8.1 million tons refer to the second corn crop (Safrinha), which will be harvested between June and August of this year. The yield loss in the corn crop this year was due to the severe drought in the state of Rio Grande do Sul and part of the state of Paraná during the summer, as well as the reduction of areas and productivity expected for the late-season crop (Safrinha) in the states of Mato Grosso do Sul and Paraná. According to Conab, it will be necessary to import about 1.6 million tons this year. Due to the need to supplement the domestic supply with imported corn, prices are being negotiated almost on a par with imports. Even so, prices in the first quarter of 2005 remained at the same level as those in the same period of 2004, in view of the appreciation of the Real and the low price for corn in the foreign market. In general, it is expected that corn prices in 2005 will remain around 5% above those for 2004, in average.

The Brazilian Soybean Crop for 2004/2005

The current soybean crop is estimated to yield 50 million tons according to the harvest survey carried out by Conab (Companhia Nacional de Abastecimento) in May 2005 very similar to the 49.8 million tons harvested for the 2004/03 crop. The initial perspective for the harvest was about 63 million tons, however, the drought in the South of Brazil caused a reduction in the soybean crop. Despite the yield loss in the Brazilian crop, the good yield of the American and Argentine crops maintained the international prices for the first quarter of 2005 lower than those for the same period in 2004; the result of this, together with the appreciation of the Real, was that the soybean prices negotiated in the domestic market during this period remained 30% lower than those for last year. It is expected that the average prices for soybeans in 2005 will remain 20% lower than those for 2004.

E. Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors. The Company has interest in a securitization in form of subordinated quotas, as described previously in Item 5b.

F. Tabular Disclosure of Contractual Obligations

	Amount payable in each period - In thousands of Brazilian Reais
Obligation	Less than 1 year (2005)	From 1 to 3 years (2006 to 2007)	From 3 to 5 years (2008 to 2009)	5 years or more (2010 or more)
Financial Institutions	478,620	306,097	26,049	56,189
Rent and Leasing of Property and Equipment	6,675	9,687	5,643	9,515
Commitment for purchase of goods and services	123,327	181,540	142,497	226,448
Others	2,152	4,254	4,254	9,660
Total	610,774	501,578	178,444	301,812

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and senior management.

The administration of the Company is conducted by the Board of Directors and the Executive Officers. Overall strategic direction of the Company is provided by the Board of Directors, comprised by seven members that must be residents of Brazil and shareholders of the Company. The Board of Directors is elected at ordinary general meetings for a two-year term. Day-to day management is delegated to the Executive Officers of the Company, which must number no more than eight. Executive Officers are appointed by the Board of Directors for a two-year term.

The following table sets forth information with respect to the Directors and Executive Officers of the Company.

Board of Directors
Name	Position	Year Initially Appointed
Eggon João da Silva	Chairman	1993
Francisco Ferreira Alexandre	Vice Chairman	2003
Wilson Carlos Duarte Delfino	Board Member	2003
Marcos Antonio Carvalho Gomes	Board Member	2005
Jaime Hugo Patalano	Board Member	2003
Cláudio Salgueiro Garcia Munhoz	Board Member	2005
Luis Carlos Fernandes Afonso	Board Member	2003

The following is a brief biography of each of the Company’s directors.

EGGON JOÃO DA SILVA – Chairman of the Board of Directors. Founder and ex-chairman of the Board of Directors of Weg S.A, an electric motors manufacturer, he was Perdigão’s CEO from 1993 to 1995. He is chairman of the Board of the company Oxford and sits on the boards of Tigre Participações S.A and Tigre Tubos e Conexões S.A as well as Marisol S.A Ind. Vestuário. Birth Date: 10/17/29.

FRANCISCO FERREIRA ALEXANDRE – Vice-Chairman of the Board of Directors. An engineer and bank employee, he represents the Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) – the  pension fund of which he is Administrative Director. Birth  Date: 10/29/62.

WILSON CARLOS DUARTE DELFINO – Board member. An engineer, he represents the pension fund, Fundação Telebrás de Seguridade Social (Sistel), of which he is president. Birth Date: 05/30/46.

MARCOS ANTONIO CARVALHO GOMES – Board member. Representative of Fundação Real Grandeza, of which he is President. He is an Accounting Sciences graduate, and has worked in the information technology area since 1977. Birth Date: 01/07/57.

JAIME HUGO PATALANO – Board member. An economist, he represents the pension fund, Fundação de Assistência e Previdência Social of the National Economic and Social Development Bank - BNDES (Fapes), being President of the Board of Trustees. Birth Date: 01/30/41.

CLÁUDIO SALGUEIRO GARCIA MUNHOZ – Board member. An economist, he represents the pension fund, Fundação Telebrás de Seguridade Social (Sistel), being Superintendent  of Assistance Plans and Welfare Director. Birth Date: 12/04/58.

LUIS CARLOS FERNANDES AFONSO – Board member. An economist, he has a master’s degree in Economics and represents the pension fund, Fundação Petrobras de Seguridade Social (Petros). He was Finance Secretary for the cities of São Paulo, Campinas and Santo André. Birth Date: 04/15/61.

Executive Officers

Name	Age	Title	Current Position Held Since
Nildemar Secches	56	Chief Executive Officer	1995
Wang Wei Chang	58	Chief Financial Officer	1995
Paulo Ernani de Oliveira	55	Chief Operating Officer	2003
Nelson Vas Hacklauer	54	Business Development Director	1995
Wlademir Paravisi	45	Supply Director	2003
Antonio Zambeli	51	Marketing Director	2005
Luiz Adalberto Stábile Benício	42	Technology Director	2005

The following is a brief biography of each of the Company’s executive officers.

NILDEMAR SECCHES – Chief Executive Officer. He is Chairman of the Board of Directors of Weg S.A and sits on the boards of Ultrapar Participações S.A. and Iochpe-Maxion. He was a director of the BNDES, Corporate Director General for the Iochpe-Maxion Group and President of the Brazilian Association of Chicken Exporters (ABEF). A mechanical engineering graduate, he has a postgraduate degree in Finance and a PhD course in Economics.

WANG WEI CHANG – Chief Financial Officer. He is a member of the Executive Board and a Director of Abrasca, as well as a member of the College of Voting Directors of IBEF-SP. He was Controller for Banco Chase Manhattan N.A in Brazil; Financial Director of Chase Manhattan S.A Bank N.A in Santiago, Chile; and a vice-president at Citibank N.A in Brazil and in Hong Kong. An engineer, he has a master’s degree in industrial engineering.

PAULO ERNANI DE OLIVEIRA – Chief Operating Officer. He was Supplies Director at Perdigão and a Member of the Fiscal Council of the Poultry Farming Association of Santa Catarina (ACAV). He has worked for Perdigão since 1989. He has a degree in Agronomy.

NELSON VAS HACKLAUER – Business Development Director. At Perdigão, he has held positions as Financial and Investor Relations Director, Administrative Director and Commercial Director. He is a Business Administration graduate.

WLADEMIR PARAVISI – Supply Chain Director. He  joined Perdigão in 1978 and was previously a regional director at  the Company. He has a degree in Accounting and MBA in Business Administration and Agribusiness.

ANTONIO ZAMBELI – Marketing Director. He held the position of Commercial Director of Visagis S.A, an Italian food products company and also worked at Swift Armour S.A. He is a Chemical Sciences graduate, with specialization in Marketing and Communication, Advanced Marketing and holds a MBA in Business Administration.

LUIZ ADALBERTO STÁBILE BENÍCIO – Technology Director. He has worked at Perdigão since 1986. He is an Animal Sciences graduate, with a Master’s Degree and PhD in Animal Sciences from the Federal University of Viçosa. He has a MBA in Business Administration.

There are no pending legal proceedings to which any director, nominee for director or executive officer of the Company is a party adverse to the Company. The Company has no knowledge of any arrangement or understanding between any executive officer or director of the Company and any other person pursuant to which he was selected as a director or executive officer.

B. Compensation

For the year ended December 31, 2004, the aggregate compensation paid by the Company to all members of the Board of Directors and all Executive Officers (13 persons) for services in all capacities was approximately R$ 5.5 million.

The Executive Officers receive certain additional Company benefits generally provided to Company employees and their families, such as medical assistance, educational expenses, development, and supplementary social security benefits, among others. For the year ended December 31, 2004, the amount paid as benefits to the Executive Officers totaled R$ 1.2 million, included in the amount above, of which R$ 0.9 million as supplementary social security, and R$ 0.3 million as medical assistance.

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

C. Board practices

Under the Brazilian Corporate Law, the Fiscal Council (Conselho Fiscal) is a corporate body independent of management and a company’s external auditors. The Fiscal Council has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders.  Pursuant to an exemption under Rule 10A-3 of the new SEC rules regarding the audit committees of listed companies, a foreign private issuer (such as the Company) is permitted not to have a separate audit committee composed of independent directors if it has a Fiscal Council established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, a fiscal counsel can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new SEC rules, the fiscal council must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the fiscal council must, to the extent permitted by Brazilian law:

•

be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

•

be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and
•	receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

As a foreign private issuer, the Company has decided to modify its Fiscal Council to comply with the exemption requirements. Accordingly, the shareholders’ meeting held on May 20, 2005 amended the Company’s by-laws to modify the attributions of the Fiscal Council and the Board of Directors on the same date approved the delegation to the Fiscal Council of certain additional responsibilities.  The Fiscal Council operates pursuant to a charter (regimento interno) that contemplates the activities described above to the extent permitted b y Brazilian law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations and the requirements of the New York Stock Exchange.  Because Brazilian Corporate Law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the Fiscal Council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Fiscal Council cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Fiscal Council may only make recommendations to the board of directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the Fiscal Council may only make recommendations to management and the board.  This limited scope of authority is a signal difference between the Fiscal Council and the customary authority of an audit committee as a full committee of the Board of Directors.

Under the Brazilian Corporate Law, the Fiscal Council may not contain members who are members of the board of directors or the executive committee, or who are employees of the Company or employees of a controlled company or of a company of this group, or a spouse or relative of any member of the Company’s management. In addition, the Brazilian Corporate Law requires that members of the Fiscal Council receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Fiscal Council to be composed of a minimum of three and a maximum of five members and their respective alternates.

As part of the adaptation of its Fiscal Council, the Company now has installed a permanent Fiscal Council composed of five members and their alternates who are elected at the annual shareholders’ meeting, with terms lasting until the annual shareholders’ meeting two years after their election, reelection being permitted. Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Fiscal Council. Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council. In any event, however, the common shareholders have the right to elect the majority of the members of the Fiscal Council. Set forth below are the names, ages and positions of the members of the Company’s Fiscal Council and their respective alternates, as of April 29, 2005.

Name	Age	Position	Year First Elected
ALMIR DE SOUZA CARVALHO	68	President of the Fiscal Council	2004
GERD EDGAR BAUMER (1)	70	Member of the Fiscal Council	1994
LUCIANO CARVALHO VENTURA (2)	58	Member of the Fiscal Council	1999
VANDERLEI MARTINS	51	Member of the Fiscal Council	2004
ATTÍLIO GUASPARI	58	Member of the Fiscal Council	2005
MAURÍCIO DA ROCHA WANDERLEY	36	Alternate President the Fiscal Council	2004
CLAUDIO VILAR FURTADO (1)	57	Alternate Member of the Fiscal Council	1999
DIMAS TARCÍSIO VANIN (2)	49	Alternate Member of the Fiscal Council	1994
LUÍS JUSTINIANO DE ARANTES FERNANDES	36	Alternate Member of the Fiscal Council	2004
ANTONIO CARLOS SOARES	57	Alternate Member of the Fiscal Council	2005

(1) Elected by minority shareholders

(2) Elected by preferred shareholders

The Board has determined that Mr. Attílo Guaspari is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts.

D. Employees.

For the twelve months ended December 31, 2004, the Company employed an aggregate of 31,406 persons, of which 299 are in administrative and clerical functions, 28,594 are in production and industrial positions, and 2,513 are in sales and distribution positions.

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

The Company maintains a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan.” The principal components consist of PROHAB-Perdigão Housing Program, which proposes home construction and financing through an independent credit company for employees in the Videira, Herval D’Oeste, Rio Verde and Marau regions; Perdigão-Private Social Welfare Company, which provides supplementary retirement and death benefits for employees under a defined contribution plan, with 19,686 participants; and a credit union. During 2004, R$ 70.9 million was invested in programs for food supplies, health, transportation, housing, education, private pension funds, child care and benefits to retired employees. This figure is 24.6% higher than the amount invested in the previous year.

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

The table below presents the number of employees at the end of each period for the years 2000 to 2004.

As of December 31,	2004	2003	2002	2001	2000
Number of Employees	31,406	27,951	24,163	22,377	19,291

The table below presents the breakdown of persons employed by main category of activity for the past three financial years.

	December 31, 2004	December 31, 2003	December 31, 2002
ADMINISTRATION	299	281	267
COMMERCIAL	2,513	2,557	2,602
PRODUCTION	28,594	25,113	21,294
TOTAL	31,406	27,951	24,163

E. Share Ownership

As of April 29, 2005 the Board of Directors and Executive Officers individually and in the aggregate owned less than one percent of any class of shares.

Item 7. Major shareholders and Related Party Transactions

A.                                   Major shareholders

The following table sets forth certain information as of April 29, 2005, with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of voting Common Shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of Preferred Shares and (iii) the total amount of the Company’s voting Common Shares and Preferred Shares owned by the executive officers and directors of the Company as a group.

	Common Shares		Preferred Shares
	Amount	%	Amount	%
Controlling Shareholders
PREVI - Caixa Prev. Func. Bco. Brasil*	2,865,315	18.52	3,972,428	13.62
Fund. Telebrás Seg. Social – SISTEL*	2,766,914	17.88	134,689	0.46
PETROS – Fund. Petrobrás Seg. Soc.*	2,255,561	14.58	3,212,161	11.01
FAPES(Fund. Assist. Prev. Social)-BNDES*	2,040,984	13.19	651,361	2.23
Weg S.A.**	1,566,862	10.13	1,768,172	6.06
VALIA – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ-Banerj	514,805	3.33	151,060	0.52
Bradesco Vida e Previdência. S.A.	1,156,411	7.47	0	0.00
Real Grandeza Fundação de A P A S	1,579,469	10.21	0	0.00
Eggon João da Silva	156	0.00	39,140	0.13
All directors and executive officers as a group, including the Board of Directors (14 persons)(including shares owned directly or indirectly beneficially by Eggon Joao da Silva)	1,569	0.01	57,154	0.20

The Pension Funds are parties to a Shareholders’ Agreement, dated October 25, 1994, which sets forth certain voting arrangements with respect to capital increases, bylaws changes, election of the Board of Directors, dividends and other matters. Pursuant to the terms of the Agreement, the parties will resolve voting issues in advance of the shareholders’ meetings. This is intended to assure uniform voting at the shareholders’ meeting. The Agreement also contains limitations on the disposition of shares by the Pension Funds, including rights of first refusal and the encumbrance of their shares. The rights of first refusal require that a Pension Fund that wishes to sell its shares first offer them to the other Pension Funds. The Shareholders’ Agreement establishes the mechanism to accomplish this. There has been no significant change in the percentage ownership held by any major shareholder during the past three years. However, Telos – Fundação Telebrás de Seguridade Social sold its total participation of 0.82% of common shares that were part of the shareholders’ agreement to FAPES – BNDES and its remaining participation of total capital in the stock market, the sale totaling 1.51% of the total capital stock of the Company.

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

B.                                   Related party transactions.

Not applicable.

C.                                   Interests of experts and counsel.

Not applicable.

Item 8.          Financial Information

A.                                   Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of the Company is comprised of Common Shares and Preferred Shares. As of December 31, 2004, 29,180,427 Preferred Shares were issued by the Company.

Dividends

The following tables set forth the dividends paid to holders of the Company’s Common Shares and Preferred Shares since 1995 in Brazilian Reais.

Period	Description	First payment date	Nominal currency Brazilian per share	US$equivalent per share at payment date

1995*	Dividends	March 14, 1996	0.042888800	0.043462505
1996*	Dividends	April 30, 1997	0.020296161	0.019078868
1stHalf 1997*	Dividends	August 29, 1997	0.017917000	0.016413521
1997*	Dividends	March 30, 1998	0.033889900	0.029819534
1stHalf 1998*	Interest on equity	August 31, 1998	0.033740000	0.028668536
1998*	Interest on equity	February 26, 1999	0.038110000	0.018456993
1stHalf 1999*	Interest on equity	August 31, 1999	0.033840000	0.017662717
1999*	Interest on equity	February 29, 2000	0.025062000	0.014171332
2000*	Interest on equity	February 29, 2000	0.002883000	0.001630195
2000	Interest on equity	August 28, 2000	0.075270000	0.041182900
2000	Interest on equity	February 28, 2001	0.228040000	0.223001000
2001	Interest on equity	August 31, 2001	0.303310000	0.118866700
2001	Interest on equity	February 28, 2002	0.296120000	0.126105000
2001	Interest on equity	February 28, 2002	0.479005000	0.203989000
2001	Dividends	February 28, 2002	0.055583000	0.023670000
2002	Interest on equity	August 30, 2002	0.121320000	0.040140000
2003	Interest on equity	February 27, 2004	0.808830000	0.277586000
2004	Interest on equity	August 31, 2004	1.123370000	0.382906129
2004	Interest on equity	February 28, 2005	0.584265310	0.225150409
2004	Dividends	February 28, 2005	0.284900560	0.109788270
2005	Interest on equity	August 31, 2005	1.044735140	N/A

* Per thousand shares

	Dividend Common Shares R$million	Dividend Preferred Shares R$million	Total Amount R$million
1995	3.1	5.9	9.0
1996	1.5	3.0	4.5
1997	4.0	7.6	11.6
1998	5.5	10.5	16.0
1999	4.5	8.6	13.1
2000	4.9	9.2	14.1
2001	17.5	33.0	50.5
2002	1.9	3.5	5.4
2003	12.5	23.5	36.0
2004	30.7	58.0	88.7
1st semester 2005	16.1	30.4	46.5

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

Interest over Company’s Capital

Law No. 9,249 of December 1995 provides that a company may pay interest Interest over Company’s Capital (equity) to shareholders as an alternative to dividends. See “Dividend Policy.” The Interest over Company’s Capital payment is like a dividend, but is deductible for income tax purposes by the Company. The Companies are entitled to set off against the mandatory distribution for each fiscal year any distributions made to its shareholders as Interest over Company’s Capital up to the limit of the interest reference known as TJLP. The payment of interest as described herein would be subject to a 15% withholding income tax. See “Taxation.”

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

ITEM 9. The Offer and Listing

A.                                   Offer and listing details

The price history of the Company’s Preferred and Common Stock is as follows:

(a)                                for the five most recent full financial years: the annual high and low market prices;

Preferred Share – PRGA4 (in R$ per share)

Period	High	Low
1999	17.00	6.00
2000	16.50	8.75
2001	16.50	10.60
2002	16.80	9.94
2003	24.70	9.35
2004	58.20	23.60

Common share – PRGA3 (in R$ per share)

Period	High	Low
1999	19.50	6.00
2000	16.50	12.00
2001	15.02	13.00
2002	15.00	14.82
2003	21.00	16.00
2004	46.00	21.00

ADR – PDA (in US$ per ADR)

Period	High	Low
1999	13.50	7.75
2000	15.00	11.50
2001	16.50	7.90
2002	14.30	5.05
2003	17.35	5.21
2004	44.20	15.35

(b)                               for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

	Preferred Shares – PRGA4 R$		Common Shares – PRGA3 R$		ADR – PDA US$
Period	High	Low	High	Low	High	Low
1Q03	12.90	9.35	16.00	16.00	7.75	5.21
2Q03	13.65	10.69	17.00	5.00	9.35	6.22
3Q03	19.10	11.61	16.01	15.00	13.21	7.80
4Q03	24.70	17.50	21.00	10.00	17.35	12.02
1Q04	32.58	26.51	30.00	21.00	22.47	18.27
2Q04	31.89	23.60	30.00	27.00	21.29	15.35
3Q04	49.50	30.45	46.00	31.25	34.45	19.89
4Q04	58.20	42.25	46.00	41.03	44.20	29.35

(c)                                for the most recent six months: the high and low market prices for each month;

	Preferred Shares – PRGA4 R$		Common Shares – PRGA3 R$		ADR – PDA US$
Period	High	Low	High	Low	High	Low
Dec/04	58.20	49.80	—	—	44.20	36.75
Jan/05	58.20	52.55	—	—	43.30	38.70
Fev/05	59.60	53.26	50.00	46.01	47.05	40.90
Mar/05	58.99	51.50	51.58	51.58	44.00	37.91
Abr/05	51.90	45.00	50.00	48.00	40.20	34.16
May/05	50.86	42.65	46.00	45.99	41.66	34.31

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

The São Paulo Stock Exchange is responsible for the trade of shares in Brazil.

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

In December 2004, the aggregate market capitalization of the companies listed on the São Paulo Stock Exchange was approximately US$340.9 billion. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of the São Paulo Stock Exchange tend to overstate the liquidity of the Brazilian equity securities market. The Brazilian equity securities market is relatively small and illiquid compared to major world markets.

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

The CVM issued Instruction Nº 361, on March 5, 2002, which regulates the public offering of stocks mainly when the following events occur: (i) delisting of public companies; (ii) increase in the equity interest by the controlling shareholder; and (iii) transfer of control of a public company.

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

ITEM 10. Additional information

A.                                   Share capital

Not applicable.

B.                                   Memorandum and articles of association. On April 29, 2005, the shareholders approved in the Ordinary General Meeting certain changes to the Company By-Laws in order to: (a) adapt the Fiscal Council to the requirements of the Audit Committee according to the Sarbanes-Oxley Act and Rule 10-A of U.S. Securities Exchange Act of 1934; (2) improve the wording regarding activities performed by the Company; and (3) to allow the Board of Directors to appoint technical or consulting committees to carry out specific tasks or for general activities of the interest of the Company.  The information required for this item was included in the Registration Statement (Amendment No. 2) on Form 20-F dated September 20, 2000 (Commission file number 0-30912) and is hereby incorporated by reference. with the exception of the analysis of the “Reserve for Expansion” described on page 61.

See the Company’s By-laws (in English translation) filed herewith as Exhibit 1.01.

C.                                   Material contracts

Not applicable.

D.                                   Exchange controls

Before March 2005, there were two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally require previous approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign individuals and related remittances of funds abroad. The Commercial Market Rate was the commercial exchange rate for conversion of Brazilian currency into U.S. dollars, as reported by the Central Bank. The Floating Market Rate was the prevailing exchange rate for conversion of Brazilian currency into U.S. dollars, and was applicable to transactions to which the Commercial Rate does not apply. Both the Commercial Market Rate and the Floating Market Rate were reported by the Central Bank on a daily basis.

Pursuant to Resolution No. 3,265, of March 4, 2005 (which took effect on March 14, 2005), the National Monetary Council introduced a single Foreign Exchange Market and abolished the legal differences between the  Commercial and Floating Markets. Among the modifications to Exchange Market rules is a broader permission to remit funds abroad through the Foreign Exchange Market. On the other hand, the so-called “CC5-Accounts”, which are bank accounts in Reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties. As it is a very recent rule, it is not possible to assess the impact of its provisions on the Brazilian Exchange Market, but it is expected to have a general positive effect by reducing costs derived from currency exchange transactions.

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

The summary is based upon tax laws of Brazil and the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty; however, no assurance can be given as to whether or when a treaty will enter into force or how it will affect the U.S. holders or Preferred Shares of Preferred ADSs. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADSs and any related documents will be performed in accordance with its terms.

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

Taxation of Dividends.

Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the Depositary in respect of the Preferred Shares underlying the Preferred ADSs or (ii)  a non-Brazilian holder in respect of Preferred Shares, are not subject to any withholding tax in Brazil  according to the current tax legislation. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated prior to December 31, 1993 will be subject to Brazilian withholding tax of 25%.

Dividends related to profits generated between January 1, 1994 and December 31, 1995 will be subject to Brazilian withholding tax of 15%.

According to Law 11051, of December 29, 2004, that modified Law 4357dated July 17, 1964, the distribution of stock dividends and profits to shareholders and directors is not permitted if the Company has non-secured debts with the Union and with Social Security (INSS); violation of this provision would subject the company and the directors and members of the Management who received these amounts, to fines of 50% of the amount distributed, limited to 50% of the total value of the Company’s non-secured debt.

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

As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the Preferred ADSs or Preferred shares is resident of a tax haven - i.e., countries which do not charge income tax or if it does such tax is lower than 20% - in accordance with Law No. 9,959, of January 27, 2000. In other words, gains realized by such holder on the sale or exchange in Brazil that occur in the spot market of shares traded on a Brazilian stock exchange would be taxed at a rate of 10%. As of January 1, 2002, the applicable tax rate increased from 10% to 20%. Law 9,959 also increased from

10% to 20%, starting January 1, 2002, the applicable tax rate on gains realized on the sale or exchange in Brazil of Preferred Shares, that occur on the São Paulo Stock Exchange.

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

Interest over Company’s Capital

Distributions of interest on net worth in respect of the Preferred Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a tax haven, the income tax rate is 25%. Since 1996, such payments have been tax deductible by the Company. Since 1997, the payments made as interest over Company’s capital have also been deductible in determining social welfare contributions and income tax by the Company as well as the payment of a distribution of interest is approved at the Company’s General Meeting. The distribution of interest on shareholders’ equity may be determined by the Board of Directors of the Company alone.

No assurance can be given that the Board of Directors of the Company will not determine that future distributions of profits will be made by means of interest over Company’s capital instead of by means of dividends.

Other Brazilian Taxes.

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or Preferred ADSs by a non-Brazilian holder except eventual taxes on gift and inheritance which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Preferred Shares or Preferred ADSs.

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

Pursuant to Law 9,311 of October 24, 1996, the Contribuição Provisória sobre Movimentação Financeira (the “CPMF tax”) was levied at a rate of 0.2% on all fund transfers in connection with financial transactions in Brazil. Pursuant to Law 9,539, the CPMF tax is payable until February 1999. Pursuant to Constitutional Amendment 21, of March 18, 1999, the collection of the CPMF was extended for an additional period of 36 months. The payment of the CPMF tax was initiated on June 17, 1999 and its rate was increased to 0.38% during the first 12 months, and went down to 0.30% for the remaining period. But in December 2000, Constitutional Amendment 31 increased the rate to 0.38% as of March 2001. Although the CPMF tax was set to expire on June 16, 2002, the Constitutional Amendment 37 dated June 12, 2002 established an extension of the expiration date of the CPMF tax to December 31, 2004. Notwithstanding this, such Constitutional Amendment 37 maintained the tax rate of 0.38% up to December 31, 2003 and reduced its rate to 0.08% in 2004. However, on December 31, 2003, Congress approved the new Constitutional Amendment 42, which extends the collection of the CPMF to December 31, 2007, also extending to the same date, the validity of Law 9,311/96 and of the applicable rate of 0,38%.

The responsibility for the collection of the CPMF tax is borne by the financial institution, responsible for financial operations, object of this tax incidence. Additionally, when the non-Brazilian holder remits the proceeds from the sale or assignment of Preferred Shares by means of a foreign exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in Brazilian reais. If it is necessary to perform any exchange transaction in connection with Preferred ADSs or Preferred Shares, it will bear the CPMF tax.

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

U.S. Federal Income Tax Consideration

As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.  For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder.  If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.  A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of Preferred Shares or Preferred ADRs.

Nature of Preferred ADRs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of a Preferred ADR will be treated as the owner of the underlying Preferred Shares.  Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADRs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADRs, and Preferred ADRs for Preferred Shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. holders:  In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADR (including for this purpose a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.  If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income.  The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars.  Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss.  Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law.  For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the current foreign tax credit limitation rules.  For taxable years beginning after December 31, 2006, “financial services income” generally will be treated as “general category income,” and “passive income” generally will be treated as “passive category income.”  A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisers to determine whether and to what extent you would be entitled to this credit.  You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years.  Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income.  A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”), a foreign personal holding company (“FPHC”) or a foreign investment company (“FIC”).  The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange.  Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC, FPHC or FIC for U.S. federal income tax purposes for its 2003 or 2004 taxable year.  Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed.  Based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of Preferred ADRs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-U.S. holders: A dividend paid to a non-U.S. holder on a Preferred ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR).  A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder.  A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss.  If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%.  In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

Non-U.S. holders.  A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply.  Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2003 or 2004 taxable year.  However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, it is possible that the Company will become a PFIC for any future taxable year.  In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

The PFIC rules are designed generally to eliminate any benefits of deferral of U.S. federal income tax that a U.S. holder could derive from investing in a corporation that is organized outside the United States (a “foreign corporation”).  In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income.  In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends.  The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change.  Subject to certain exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If the Company is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations - Taxation of Dividends” and “U.S. Federal Income Tax Considerations - Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the next two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred ADR and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred ADR exceed 125% of the average annual taxable distributions that the U.S. holder received on the Preferred ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Preferred ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each of those years, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to of those years.  A U.S. holder who owns a Preferred ADR during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns a Preferred ADR and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxed on a pro-rata share of the Company’s ordinary earnings and net capital gain treated as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year that the ordinary income is realized or the dividend is paid or in the preceding taxable year.  The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year that the Company is a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder makes a timely QEF election for the first taxable year that it owns a Preferred ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year will generally require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

Instead of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock. Losses would be allowed only to the extent of the net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder’s adjusted basis in the Preferred ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules stated in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the Preferred ADRs will be considered to be marketable stock if the Preferred ADRs trade, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no certainty, however, that the Preferred Shares will be considered to be “marketable stock” for these purposes unless and until the Internal Revenue Service designates the Bovespa as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make that designation.

Information Reporting and Backup Withholding

 Dividends paid on, and proceeds from the sale or other disposition of a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.

A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a variety of market risks, basically related to potential losses resulting from adverse changes in interest rates, exchange rates and price of some commodities. We have established policies and procedures to manage our sensitivity to such risks. These procedures include the monitoring of our level of exposure to each market risk through an analysis based on the balance-sheet exposure combined with the expected cash flows analysis. We can also use derivative financial instruments to reduce the effects of such risks. The following section describes the significant market risks associated to our activities and the related financial instruments.

Interest Rate Risk

The table below provides information about the Company’s financial instruments that are sensitive to changes in interest rates at December 31, 2004. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Reais equivalents, which is the Company’s reporting currency. The instrument’s actual cash flows are denominated in both U.S. dollars, Euro and Reais, as appropriate. Under the below foreign exchange risk caption, you will see all derivatives instruments outstanding at December 31, 2004 which even thought was entered into with the primary aim to manage the foreign exchange risk, may have also a interest rate risk component, since certain contracts have underlying linked to variable interest rates such as the CDI (Brazilian Interbank Deposit Certificate interest rate).

	All-in weighted
	average annual	Expected maturity date						Carrying
Financial Instruments	interest rate	2005	2006	2007	2008	2009	Thereafter	amount	Fair value
Assets
Short/Long-term investments Fixed rate
In US dollar	10.66%	1,341	—	—	—	49,611	25,850	76,802	78,506
In Euros	12.00%	82	5,679	—	—	—	—	5,761	6,632
Variable rate
In Reais	95% to 100 CDI	58,985	—	—	—	—	—	58,985	58,904
In US dollar	Libor + 5.75%	22	—	—	—	52,870	—	52,892	58,386

Liabilities
Short/Long-term debt Fixed rate
In Reais	9.06%	(93,673)	(2,460)	(2,838)	(2,460)	(2,444)	(7,137)	(111,012)	(111,012)
In US dollar	0.91%	(49,991)	(16,069)	(2,797)	(233)	—	—	(69,090)	(69,090)
In Euros
Variable rate
In Reais
Index	TJLP + 3.70%	(178,376)	(42,625)	(40,079)	(10,712)	(9,776)	(6,060)	(287,628)	(287,628)
Index	100.00% of CDI	(199)	(149)	—	—	—	—	(348)	(348)
Index	% IGP-M + 1.00%	—	—	—	(50)	(374)	(42,992)	(43,416)	(43,416)
In US dollar
Index	Libor + 1.40%	(156,381)	(145,992)	(53,088)	—	—	—	(355,461)	(355,461)

Foreign Exchange Risk

In managing our foreign exchange risk, we try to balance our assets expressed in foreign currency against our liabilities also expressed in foreign currency. Another important aspect considered are the future cash flows resulting from the transactions in foreign currency, especially the exports denominated in US dollars, Euro and Pounds Sterling. We usually enter into derivative instruments, mainly Swaps, to manage such foreign exchange risk.

Under Brazilian GAAP the derivative instruments are recorded using the accrual method, differently from the fair market value method prescribed by the U.S. GAAP when you do not qualify for hedge accounting.  See Note 20.1 of the consolidated financial statements included elsewhere in this annual report with a description of this GAAP differences and the reconciliation amounts.

The table below provides information about the Company’s derivative financial instruments and other financial instruments and presents such information in Reais equivalents at December 31, 2004. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For the cross-currency swaps, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

	Expected maturity date
							Carrying
On-balance Sheet Financial Instruments	2005	2006	2007	2008	2009	Thereafter	amount	Fair value
US dollares denominated instruments
Assets
Short/Long-term investments	1,363	—	—	—	102,546	25,850	129,759	136,892
Average annual interest rate	10.02%	—	—	—	10.02%	10.02%

Liabilities
Short/Long—term debt	(206,372)	(162,061)	(55,885)	(233)	—	—	(424,551)	(424,551)
Average annual interest rate	5.08%	5.15%	4.85%	11.00%	—	—

Euro denominated instruments
Assets
Short/Long—term investments	82	5,695	—	—	—	—	5,777	6,633
Average annual interest rate	12.00%	12.00%	—	—	—	—

	Notional amount - Expected maturity date						Gain/ (loss)
							Carrying
Exchange rate derivatives	2005	2006	2007	2008	2009	Thereafter	amount	Fair value

Cross currency swaps:
Receive US$/ Pay R$
Notional amount	233,121						(28,727)	(28,755)
Average annual interest received in US$	2.33%
Average annual interest paid in R$	99% of CDI

Receive R$/ Pay Euro
Notional amount	12,816						440	450
Average annual interest received in R$	100% of CDI
Average annual interest paid in Euro	1.05%

Receive US$/ Pay Euro
Notional amount	34,499						(1,136)	(1,176)
Average annual interest received in US$	0.08%
Average annual interest paid in Euro	0.00%

Receive R$/ Pay Pounds
Notional amount	5,167						116	131
Average annual interest received in R$	100% of CDI
Average annual interest paid in Pounds	5.36%

Receive US$/ Pay Pounds
Notional amount	10,526						49	76
Average annual interest received in US$	-2.22%
Average annual interest paid in Pounds	0.00%

(*) CDI means Brazilian Intrebank Deposit Certificates

Commodities Price Risk

The Company buys some commodities, especially corn and soybean, which are important raw materials for animal feed and, individually, represents the most significant cost in our production. The price of corn and soybean is volatile since it is subject to weather conditions, crop size, cost of transportation and storage, government policies, foreign exchange variation and change in international market prices, among other factors.

In order to reduce the impact of possible significant increases of these commodities in our costs, the Company adopts a number of financial and commercial measures, including the eventual use of derivative instruments, purchase agreements with fixed prices and purchases with prices to be defined in future dates, after their receipt and utilization. As of December 31, 2004 and 2003 there were no derivative instruments outstanding.

The table below provides information about the Company’s corn and soybean inventory and firm commitments that are sensitive to changes in commodity prices. For inventory, the table presents the carrying amount and fair value at December 31, 2004. For the firm commitments, the table presents the notional amounts in tons, the weighted average contract prices, and the total Reais contract amount by expected maturity dates.

On-balance sheet commodities position
(In thousands of Reais)	Carrying amount	Fair value

Corn inventory	7,675	5,327
Soybean inventory	—	—

	Expected
	maturity	Fair value
Firmly committed transactions (off balance):	2.005

Corn
Contract volume (tons)	16,948
Weighted average price (Reais per ton)	240

Contract amount (Thousand of Reais)	4,073	4,090
Soybean
Contract volume (tons)	1,747
Weighted average price (Reais per ton)	550

Contract amount (Thousand of Reais)	961	971

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

ITEM 16. [RESERVED]

A. Audit Committee Financial Expert

The Board of Directors has determined on May 20, 2005 that Mr. Attílio Guaspari, a member of its Fiscal Council, is a “financial expert” within the meaning of the SEC rules applicable to disclosure of such expertise.

B.            Code of Ethics

The Company has adopted a code of ethics (available on the Company’s website) that applies to the Company’s principal executive officer, principal financial officer, controller and other executives. If the Company makes any substantive amendment to the Code of Ethics or grants any waivers, including any implicit waiver, from a provision of the Code of Ethics, it will disclose the nature of such amendment or waiver on its website. During the year ended December 31, 2004, no such amendment was made or waiver granted.

C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, Ernst & Young Auditores Independentes S.S.during the fiscal years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
	R$ Thousand
Audit fees	479	448
Audit-related fees	0	0
Tax fees	1,321	1,678
Other fees	0	0

Total fees	1,800	2,126

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. in connection with the audit of the Company’s annual financial statements and review of the Company’s quarterly financial information. Tax fees in the above table are fees billed by Ernst & Young Auditores Independentes S.S. for tax compliance and tax advice.

D. Exemptions from the listing Standards for Audit Committees

In establishing a permanent Fiscal Council the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Fiscal Council, subject to certain requirements which continue to be applicable under Rule 10A-3.

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company need only comply with the requirement that the audit committee, or fiscal council in the case of the Company, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting. The Fiscal Council operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

The Company has a permanent Fiscal Council that consists of five members and five alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Fiscal Council operates under a written charter and which the Company believes meet the NYSE’s requirements for audit committee charters.  The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee.  Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that required by Rule 10A-3 to be within the scope of an audit committee’s authority.  Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors.   For a further discussion of our Fiscal Council, see “Item 6C. Board Practices—Fiscal Council.”

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Main Practices of Corporate Governance

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

Nominating/corporate governance committee:  Under NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors.  We are not required to have such a committee under Brazilian law (Board committees themselves being a very recent practice), members being recommended for our Board of Directors consistent with the shareholders’ agreement which is more fully described in the Annual Report.

Compensation Committee:  Under NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors.  We are not required to have such a committee under Brazilian practice. Our Board of Directors is directly responsible for employee and executive compensation and recruitment, incentive-compensation and related matters.

Audit Committee: Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the Audit Committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill all other requirements of the NYSE and Rule 10A-3.  SEC recognized that due to the local legislation for foreign private issuers, some of the functions of the Audit Committee could be subordinated by local laws to other bodies of the Company. The Company has availed itself of an exemption from the listing standards for audit committees. See Item 16D “Exemptions from the listing standards for Audit Committee”.

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

Code of Business Conduct and Ethics:  Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.  We have a similar requirement under Brazilian law and we have adopted a code of ethics that applies to our directors, officers and employees.  A copy of such Code of Ethics can be accessed on the Company’s website at www.perdigao.com.br/ri/eng and a copy can be obtained from us by contacting us at the contact information on this website.

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website, in our submissions to the U.S. Securities and Exchange Commission on Form 6-K and in this Form 20-F Annual Report. We have also voluntarily adhered to the Level I listing standards of the Sao Paulo Stock Exchange (BOVESPA) on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us.  For more information concerning such standards, see this at perdigao.com.br/ri/eng.

ITEM 17. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

Financial Statements.

Annex A Net Debt Composition

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

Date: June 28, 2005

By:	/s/ Wang Wei Chang
Name: Wang Wei Chang
Title: Chief Financial Officer

By:	/s/ Nildemar Secches
Name: Nildemar Secches
Title: Chief Executive Officer

Perdigão S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2004, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004, 2003 and 2002

Summary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Perdigão S.A.:

We have audited the accompanying consolidated balance sheets of Perdigão S.A. and subsidiaries, as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of its operations and changes in financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting  principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 20 to the consolidated financial statements).

São Paulo, February 11, 2005, except for notes 20    and 21 as to which the date is June 28, 2005.

ERNST & YOUNG

Auditores Independentes S.S.

CRC 2SP015199/O-6

Luiz Carlos Passetti

Accountant

PERDIGÃO S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(in thousands of Reais)

	2004	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	212,638	452,004
Short-term investments	60,430	196,516
Trade accounts receivable, net	244,674	153,010
Inventories	580,580	680,853
Recoverable taxes	90,781	92,725
Deferred income tax	18,873	20,209
Prepaid expenses	28,940	34,349
Other assets	31,866	36,920
	1,268,782	1,666,586
NON-CURRENT ASSETS:
Long-term investments	134,010	5,728
Trade accounts receivable, net	10,439	8,859
Notes receivable	39,756	24,765
Recoverable taxes	27,663	29,961
Deferred income tax	31,710	41,554
Judicial deposits	16,307	13,261
Other assets	665	701
	260,550	124,829
PERMANENT ASSETS:
Investments	488	469
Property, plant and equipment	918,479	914,974
Deferred charges	76,469	72,150
	995,436	987,593

Total assets	2,524,768	2,779,008

PERDIGÃO S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(in thousands of Reais)

	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term debt	129,711	413,473
Current portion of long-term debt	348,909	315,158
Trade accounts payable	308,333	323,480
Payroll and related charges	84,335	63,828
Taxes payable	28,873	33,290
Dividends and interest on shareholder’s equity	37,603	34,640
Management and employees profit sharing	32,154	9,441
Unrealized losses on derivatives	29,258	82,955
Ocean freight payable	18,795	18,529
Other liabilities	18,903	25,562
	1,036,874	1,320,356
NON-CURRENT LIABILITIES:
Long-term debt	388,335	584,903
Taxes payable	16,554	5,539
Deferred income tax	1,882	2,491
Provision for contingencies	111,003	102,532
	517,774	695,465
SHAREHOLDERS’ EQUITY:
Paid-in capital	490,000	490,000
Profit reserves	480,935	274,002
Treasury shares	(815)	(815)
	970,120	763,187

Total liabilities and shareholders’ equity	2,524,768	2,779,008

See accompanying notes.

PERDIGÃO S.A.

CONSOLIDATED INCOME STATEMENTS

Years ended December 31, 2004, 2003 and 2002

(in thousands of Reais, except per share data)

	2004	2003	2002
GROSS SALES:
Domestic sales	2,840,057	2,533,101	2,135,761
Export sales	2,727,234	1,837,865	1,205,948
	5,567,291	4,370,966	3,341,709
Sales deductions	(684,037)	(545,772)	(424,330)
NET SALES	4,883,254	3,825,194	2,917,379
Cost of sales	(3,532,385)	(2,802,321)	(2,103,944)
GROSS PROFIT	1,350,869	1,022,873	813,435
OPERATING EXPENSES:
Selling expenses	(790,818)	(682,573)	(554,449)
General and administrative expenses	(54,116)	(46,438)	(39,295)
Management compensation	(7,652)	(6,526)	(5,478)
Financial expenses, net	(117,789)	(137,786)	(210,387)
Other operating expenses, net	(8,579)	(1,546)	(1,279)
	(978,954)	(874,869)	(810,888)
OPERATING INCOME	371,915	148,004	2,547
Non-operating expenses	(3,480)	(2,596)	(223)

INCOME BEFORE TAXES AND PROFIT SHARING	368,435	145,408	2,324

Income and social contribution taxes benefit (expense)	(47,334)	(12,427)	6,601
Employees’ profit sharing	(19,060)	(7,504)	(693)
Management profit sharing	(6,422)	(1,930)	—
NET INCOME	295,619	123,547	8,232
Net earnings per outstanding share at year end – in Reais	6.6418	2.7758	0.1850

See accompanying notes.

PERDIGÃO S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2003 and 2002

(In thousands of Reais)

	Paid-in capital	Capital Reserves	Profit Reserves	Treasury Shares	Retained Earnings	Total
BALANCES AS OF DECEMBER 31, 2001	415,433	142	258,048	(815)	—	672,808
Capital increase with reserves	74,567	(142)	(74,425)	—	—	—
Net income for the year	—	—	—	—	8,232	8,232
Appropriation of income for the year:
Legal reserve	—	—	726	—	(726)	—
Reserves for capital increase and expansion	—	—	8,385	—	(8,385)	—
Unrealized profits	—	—	(6,279)	—	6,279	—
Interest on shareholders’ equity-R$0.1213 per outstanding share at year-end	—	—	—	—	(5,400)	(5,400)
BALANCES AS OF DECEMBER 31, 2002	490,000	—	186,455	(815)	—	675,640
Net income for the year	—	—	—	—	123,547	123,547
Appropriation of income for the year:
Legal reserve	—	—	6,433	—	(6,433)	—
Reserve for capital increase and expansion	—	—	86,230	—	(86,230)	—
Unrealized profits	—	—	(5,116)	—	5,116	—
Interest on shareholders’ equity-R$0.8088 per outstanding outstanding at year-end	—	—	—	—	(36,000)	(36,000)
BALANCES AS OF DECEMBER 31, 2003	490,000	—	274,002	(815)	—	763,187
Net income for the year	—	—	—	—	295,619	295,619
Appropriation of income for the year:
Legal reserve	—	—	14,320	—	(14,320)	—
Reserve for capital increase and expansion	—	—	183,404	—	(183,404)	—
Unrealized profits	—	—	9,209	—	(9,209)	—
Dividends and interest on shareholders’ equity-R$1.9925 per outstanding share at year-end	—	—	—	—	(88,686)	(88,686)
BALANCES AS OF DECEMBER 31, 2004	490,000	—	480,935	(815)	—	970,120

See accompanying notes.

PERDIGÃO S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2003 and 2002

(in thousands of Reais)

	2004	2003	2002
SOURCES:
From operations (see below)	434,710	183,070	158,071
From long-term financing	335,431	451,403	390,097
Transfer from non-current to current assets	142,935	39,249	404,747
Disposal of property, plant and equipment	15,796	6,460	6,952
Other	12,244	3,278	1,391
	941,116	683,460	961,258
APPLICATIONS:
Transfer from non-current to current liabilities	525,840	403,699	630,875
Long-term investments	295,402	5,195	14,713
Investment	—	4	311
Property, plant and equipment	110,547	74,374	106,523
Deferred charges	19,359	12,970	12,787
Dividends and interest on shareholders’ equity	88,686	36,000	5,400
Other	15,604	178	24,501
	1,055,438	532,420	795,110
INCREASE (DECREASE) IN WORKING CAPITAL:	(114,322)	151,040	166,148
CHANGES IN WORKING CAPITAL:
At the beginning of the year	346,230	195,190	29,042
At the end of the year	231,908	346,230	195,190
Increase (decrease) in working capital	(114,322)	151,040	166,148
OPERATING RESOURCES:
Net income for the year	295,619	123,547	8,232
Depreciation, amortization and depletion	105,271	98,667	81,511
Deferred income tax and other recoverable taxes	11,552	(32,832)	(4,053)
Provision for contingencies	398	(30,586)	(4,976)
Net financial charges on long-term items	(3,724)	19,302	87,869
Translation effects on subsidiaries abroad	26,003	2,388	(8,820)
Result from disposal and write-off of permanent assets	904	3,764	(574)
Other	(1,313)	(1,180)	(1,118)
	434,710	183,070	158,071

See accompanying notes.

PERDIGÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004, 2003 and 2002

(in thousands of Reais, unless otherwise indicated)

1.         OPERATIONS

Perdigão S.A. together with its subsidiaries (collectively “Perdigão”, “the Company” or “we”) is a publicly held company incorporated under the laws of the Federative Republic of Brazil, whose principal activities are the raising, production and slaughtering of poultry (chicken, Chester, turkeys and other) and pork, and the processing and sale of frozen products, pasta, vegetables, and soybean derivatives.

The following subsidiaries were included in the consolidated financial statements for the years ended December 31:

	Participation in capital -%
	2004	2003
Perdigão Agroindustrial S.A.	100.0	100.0
Perdigão International LTD. (Formerly Perdigão Overseas)	100.0	100.0
Perdigão Export Ltd.	100.0	100.0
Perdigão UK Ltd.	100.0	100.0
Perdigão Holland B.V.	100.0	100.0
Perdigão Ásia Pte Ltd.	100.0	n/a
Crossban Holdings GMBH.	100.0	100.0
Perdix International Foods Comércio Internacional Lda.	100.0	100.0
PRGA Participações Ltda.	100.0	100.0

The wholly owned subsidiaries PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A.(formerly BFF Trading S.A.) and BFF International Ltd. are not currently operating.

2.         BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

Our financial statements are presented in Brazilian Reais and are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors.

The accompanying financial statements are translated and adapted from the original issued Brazilian GAAP financial statements due to certain reclassifications and changes in terminology, and additional explanatory notes added to conform more closely to the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3.         SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices comply with Brazilian GAAP, which differ in certain respects from U.S. GAAP. See Note 20 for further discussion of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.

3.1.                              Consolidated Financial Statements

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company directly or indirectly controls more than 50% of the voting shares. All significant intercompany accounts and transactions are eliminated upon consolidation. As all consolidated subsidiaries are wholly owned by the Company, there are no interests of minority shareholders.

3.2. Accounting Practices

a)         Cash and cash equivalents: Are considered to be all highly liquid temporary cash investments, with maturities less than ninety days when purchased. The amounts are stated at cost plus interest earned up to the balance sheet date.

b)        Short and long-term investments: Stated at its acquisition cost plus income earned and adjusted to its market value, if lower, in case a loss is considered to be other than temporary (Note 4).

c)         Trade accounts receivable: Stated net of the allowance for doubtful accounts, which was determined based on the analysis of the realization risks and in an amount considered sufficient by management to cover probable losses (Note 5).

In September 2003, the Company entered into an agreement to establish a Fund for Investment in Credit Rights (FIDC) as allowed by CVM Instruction 356/2001, amended by Instruction 393/2003.  As part of the FIDC agreement, the Company sells part of its domestic receivables to a special purpose entity - the securitization fund.

d)        Foreign Currency Translation: We have remeasured all assets and liabilities of our subsidiaries operating outside Brazil into Brazilian Reais at the current exchange rate at each balance sheet date and all accounts in the income statements (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the financial income/ expenses, net (Note 15).

The exchange rates for the Brazilian real with respect to the transacted foreign currencies indicated above were as follows:

	December 31
	2004	2003
U.S. dollar	2.6544	2.8892
Euro	3.6195	3.6506
Pound	5.1258	5.1824

e)         Inventories: Stated at the average acquisition or production cost, not in excess of market or net realizable value (Note 6).

f)           Income taxes—Current income taxes in Brazil comprise tax on income (IRPJ) and social contribution (CSLL) and have been computed based on taxable income and tax rates in effect. Deferred income tax assets and liabilities arise from tax loss carryforward and temporary differences and have been recorded in current and non-current assets or liabilities, accordingly. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future (Note 8).

g)        Property, plant and equipment: Stated at acquisition or construction cost, monetarily restated through December 31, 1995, and revaluation adjustments based on appraisal reports issued by independent appraisers less accumulated depreciation. Since 1997, upon issuance of specific CVM instruction, the Company has been capitalizing interest incurred in financing the construction of certain qualified assets. Depreciation is determined under the straight-line method, based on the rates set forth in Note 10 (depletion based on utilization), and charged to production costs or directly against income.  Expenditures for maintenance and repairs are charged to expense when incurred, unless it improves either the production capacity or the estimated useful lives.

h)        Deferred charges: Consist mainly of costs incurred in the pre-operating stage, projects to modernize information systems, and goodwill arising from acquisition of subsidiaries. Goodwill arises from the difference between the amount paid and the book value of the investment and it has been amortized according to rates stated in Note 11.

i)            Provision for contingencies: Determined based on an analysis of contingencies, taking into consideration risks and estimates, recognized in an amount considered sufficient by management and its legal advisors to cover probable losses (Note 13).

j)            Derivatives financial instruments: Derivative financial instruments are measured using the accrual method and unrealized gains/losses are recorded at each balance sheet date. Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expense.

k)         Revenue recognition: The Company recognizes revenues when it delivers its products to the customers, the sales price is fixed and determinable, collectibility is reasonably assured and title and risks of ownership have passed to the customer.

l)            Employee and management profit sharing: Employees and management are entitled to a share of each year’s profits based on certain goals, established and agreed upon yearly.  The amount is accrued in the year in which it was earned. (Note 20).

m)      Shipping and handling costs: Relates to costs of storage and transportation of our finished goods until delivery to our customers. Costs incurred related to goods not yet delivered are capitalized as prepaid expenses and recognized as selling expenses upon the actual delivery of the goods to the customer. Shipping and handling expenses amounted to R$497,778, R$437,425 and R$345,737 in 2004, 2003 and 2002, respectively.

n)        Advertising and promotions expenses: The cost of advertising and promotions are recognized as incurred and amounted to R$42,381, R$33,248 and R$40,000 for 2004, 2003 and 2002, respectively.

o)        Research and development (R&D): Mainly comprised of internal research and development expenditures which are recognized when incurred in the income statements. The total R&D expenses amounted to R$6,450, R$5,171 and R$3,789 for 2004, 2003 and 2002, respectively.

p)        Use of estimates: The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

q)        Earnings per share: Calculated based on shares outstanding at the balance sheet date.

r)           Reclassifications: We have made certain reclassifications of the previous year financial statements to conform to the 2004 presentation.

4.         SHORT AND LONG-TERM INVESTMENTS

	2004	2003
Bank Deposit Certificate – CDB, denominated in Reais, maturing in 2005	34,345	140,049

Brazilian Treasury notes:

- Fixed and floating income securities denominated in US dollars, maturing up to 2009	103,707	39,089

- Fixed income securities denominated in Euro, maturing up to 2006	5,777	5,810

US Treasury notes, denominated in US dollars, maturing up to 2014	26,052	—

Other – denominated in Reais	24,559	17,296

	194,440	202,244

Current	60,430	196,516

Non-current	134,010	5,728

5.         TRADE ACCOUNTS RECEIVABLE

	2004	2003

Domestic market	206,917	172,530

International market	62,812	9,785

Allowance for doubtful accounts	(14,616)	(20,446)

	255,113	161,869

Current	244,674	153,010

Non-current	10,439	8,859

The allowance for doubtful accounts of domestic customers is determined based on historical losses on average receivable balances while for foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

Changes in the allowance for doubtful accounts were as follows:

	2004	2003	2002
Balance at the beginning of year	20,446	25,667	11,071
Provision	3,126	10,951	15,235
Write-offs	(8,956)	(16,172)	(639)
Balance at end of year	14,616	20,446	25,667

6.         INVENTORIES

	2004	2003

Finished goods	185,639	267,333

Work-in-process	22,128	28,128

Raw materials	37,449	55,296

Supplies and packaging materials	82,365	73,402

Livestock (poultry, turkeys and pigs)	243,537	239,482

Advances to suppliers and imports in transit	9,462	17,212

	580,580	680,853

7.         RECOVERABLE TAXES

	2004	2003

State VAT (ICMS tax)	26,782	31,209

Income tax	48,293	21,344

PIS/COFINS (Federal Taxes to Fund Social Programs)	34,726	63,767

IPI (Federal VAT)	6,242	6,250

Other	2,401	116

	118,444	122,686

Short-term	90,781	92,725

Long-term	27,663	29,961

8.         INCOME TAXES

Income tax returns of the Company are subject to review by the tax authorities for a period of five years from the filing date.  The Company may be subject to the assessment of additional taxes, fines and interest as a result of any reviews.

•                  Income and social contribution tax reconciliation:

	2004	2003	2002
Income before income tax, social contribution and profit-sharing	368,435	145,408	2,324
Nominal Income Tax Rate (IRPJ + CSLL) - %	34.0	34.0	34.0
Expense at nominal rates	(125,268)	(49,439)	(790)

Adjustment of taxes and contributions on:

Statutory profit sharing	7,058	2,725	236

Interest on shareholders’ equity	25,842	12,240	1,836

Translation effects on subsidiaries abroad	(8,841)	(812)	2,999

Difference of tax rates on foreign earnings	53,811	23,854	—

Other adjustments	64	(995)	2,320

Effective expense	(47,334)	(12,427)	6,601

Current	(36,763)	(18,736)	(18,229)
Deferred	(10,571)	6,309	24,830

Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations, and we made adequate provision for these taxes. Following is a composition of the income before income taxes, current and deferred income tax expenses from foreign subisidiaries:

	2004	2003	2002

Income (Loss) before income taxes from foreign subsidiaries	179,206	71,697	(8,450)
Current income tax from foreign subsidiaries	(11,433)	(4,845)	2,001
Deferred income tax from foreign subsidiaries	(2,940)	339	1,418

•                  Composition:

	2004	2003
Tax losses carryforwards	11,020	21,794

Tax losses for social contribution taxes	7,853	10,620
Temporary differences:

Provision for contingencies	14,106	15,207

Other temporary differences	17,604	14,142

Revaluation reserve	(402)	(487)

Accelerated depreciation, with incentives	(1,480)	(2,004)

	48,701	59,272

Current asset	18,873	20,209

Non-current assets	31,710	41,554

Long-term liabilities	(1,882)	(2,491)

9.         PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rates (%)	2004	2003

Buildings and betterments	4 to 10	538,157	522,517
Machinery and equipment	10 to 20	625,411	583,885
Electric and hydraulic installations	10	58,328	50,489
Forests and reforestations	Various	21,090	17,550
Other	10 to 20	22,782	20,746
Land		87,035	84,149
Construction in progress		14,396	22,305
Prepayments to suppliers		13,935	1,356
Less accumulated depreciation		(462,655)	(388,023)
		918,479	914,974

During 2003 and 2002 the Company capitalized interest of R$5,117 and R$6,286, respectively (nihil in 2004) as construction in progress. Interest is capitalized up to the time the transfer from construction in progress to fixed assets occurs, when the item starts to be depreciated.

10.  DEFERRED CHARGES

	Annual amortization rate	Cost Value		Net Book Value
	(%)	2004	2003	2004	2003
Pre-operating expenses at the Rio Verde plant (Goiás)	10	59,354	59,354	43,485	49,418
Implementation of integrated management systems	20	14,686	24,547	8,071	5,370
Projects for improvement in administrative processes	Various	12,330	206	12,330	206
Goodwill on acquisition of investment	20	18,888	18,888	4,280	8,058
Other	Various	11,190	10,019	8,303	9,098
		116,448	113,014	76,469	72,150

Through December 31, 2002 the pre-operating costs related to the Rio Verde Plant were amortized in proportion to the utilization of production capacity and since then at the annual rate of 10%.

In 2000 and 2001, the Company acquired a 51% and 49% interest, respectively, in Frigorífico Batávia S.A. and recorded goodwill based on the expectation of future profitability.  The Company is amortizing such goodwill on a straight-line basis over five years.

11.  SHORT-TERM DEBT

Funding Line	Interest Rates	2004	2003

Local currency:
Production	8.75%	86,278	142,111

Working capital	4.00% + TJLP(*)	—	14,590
		86,278	156,701
Foreign currency(US dollar):
Working capital	3.47% (2003-3.74%)	26,549	29,375

Export advance contracts	2.90% (2003-2.68%)	16,884	227,397
		43,433	256,772
Total short-term debt		129,711	413,473

(*) Long-term Interest Rate published by the Brazilian Development Bank (“BNDES”)

At December 31, 2004 and 2003, the weighted-average interest rate for short-term borrowings was 6.91% and 5.10%, respectively. The short-term debt is unsecured.

12.                               LONG-TERM DEBT

Funding Line	Interest Rates	2004	2003

Local currency:
Working capital	4.05% (2003-4.22%) + TJLP	195,238	192,873

Property plant and equipment	2.08% (2003-2.55%)+ TJLP	105,313	150,698

Debentures	6.00% + TJLP	55,575	68,320
		356,126	411,891
Foreign currency (Mainly U.S. dollar):

Working capital	4.69 (2003-7.04%)	144,773	42,890

Export prepayment	6.30% (2003-5.04%)	208,979	357,562

Export Advance Contract	3.11% (2003-6.09%)	18,700	73,909

Property, plant and equipment	11.0% (2003-10.29%)	8,666	13,809
		381,118	488,170
Total		737,244	900,061
Current portion		(348,909)	(315,158)
Long-term portion		388,335	584,903

Future maturities of long-term debt are as follows:

Years	2004
2006	207,295
2007	98,802
2008	13,455
2009	12,594
2010 to 2043	56,189
388,335

The Company maintains loans granted by a group of banks for future exports.  The export customers remit the payments of the invoices directly to the banks.  These loan contracts have grace periods from 12 to 18 months and maturity dates from January 2005 to June 2007. The balance of these loans was composed as follows:

	December 31
	2004	2003
Current	116,075	140,872
Long-term	92,904	216,690
	208,979	357,562

The Company has a loan from International Finance Corporation - IFC, with final maturity on July 15, 2005, in the amount of R$11,872 (R$25,755 in 2003). At December 31, 2004, the Company was complying with all contractual conditions, related to the following financial indexes: i) Current liquidity ratio must be at least 1.2; ii)  Long-term debt to equity ratio may not exceed 60:40 and iii) Debt service coverage ratio must not be under 1.25.

The Company issued 81,950 debentures, totally paid-in between June 30, 1998 and November 21, 2000, to the National Economic and Social Development Bank – BNDES, at the unit value of R$1 each and redemption term between June 15, 2001 and June 15, 2010; through December 31, 2004, 38,488 debentures had been redeemed.

From the total outstanding long-term debt, R$128,850 (R$180,940 in 2003) is guaranteed by mortgages or liens on properties.

13.                               COMMITMENTS AND CONTINGENCIES

•                  Provision for contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, and labor proceedings.

The Company classifies the risk of loss in legal proceedings as remote, possible or probable. Provisions for losses are recognized by the Company in its financial statements in connection with such proceedings reflecting reasonably estimable of probable losses as determined by the Company’s management and based on legal advice.

In management’s opinion, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their respective properties are subject, that are not presently provided for, which, either individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

The provision for contingencies is summarized as follows:

	2004	2003
Tax Contingencies :

ICMS (VAT tax) (a)	3,773	5,838

Income tax and social contribution (b)	37,742	34,504

Other (c)	50,916	43,661
	92,431	84,003
Labor (d)	11,144	7,927

Civil, commercial and others:

Indemnity actions – illness or accidents (e)	4,552	7,573

Other (f)	2,876	3,029
	7,428	10,602
	111,003	102,532

(a)  Some of the Company’s units have been challenging administratively and legally certain ICMS (State VAT) matters related to amounts of tax credits taken.  The amount of potential claims presently totals R$3,773 (R$5,838 in December 31, 2003), which has been provided based on legal counsels’ opinion that the losses are probable.

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

(c)  Other tax contingencies refers to the following taxes: ICMS and IPI (State and Federal VAT), IRPJ and CSLL (taxes on income), PIS and FINSOCIAL (Federal taxes on revenue), ISS (Municipal services tax), and INSS and FUNRURAL (social security and other payroll taxes), among others. There are 204 lawsuits totaling R$329,674 (209 lawsuits totaling R$303,728 at December 31, 2003) with individual amounts ranging from R$0.05 to R$38,822.

(d)  The Company have 755 individual labor claims totaling R$157,431 (763 individual labor claims totaling R$149,294 at December 31, 2003), mainly related to unpaid overtime and inflationary adjustments to salaries required prior to the introduction of the real. Based on the Company’s past history of losses and on the opinion of its legal counsel and management, a provision of R$11,144 (R$7,927 at December 31, 2003) is sufficient to cover probable losses.

(e)  Civil suits principally include cases where employees have sued the Company, arguing that they have suffered illness or accidents as a result of their work at the Company’s facilities. The employees are claiming indemnification for losses (medical care, etc.) and psychological damage.  The Company has argued that there is an internal specific program to avoid any work-related illness.  The Courts have decided in a similar situation that the employees’ claims, in some cases, are not valid.  In other situations, the employees’ claims are partially granted.  Of the total claims of R$55,077 (R$46,404 at December 31, 2003), the amount provided was R$4,552 (R$7,573 at December 31, 2003), deemed to be sufficient to cover estimated probable losses.

(f)  The litigation under this caption refers to the following matters: traffic accidents, property damage and physical injury and others. There are 610 lawsuits totaling R$65,548 of claims with individual amounts up to R$24,766 (507 lawsuits totaling R$57,186 of claims with individual amounts up to R$22,032 at December 31, 2003).

The Company is part of a legal proceeding in which an eventual breach of contractual clause is in discussion for which is not possible to estimate a value yet. Management does not expect to incur significant losses.

For proceedings currently under litigation, the Company and its subsidiaries have judicial deposits in the amount of R$16,307 (R$13,261 at December 31, 2003), which are classified in non-current assets on the balance sheet.

•                  Unrecognized contingent tax assets

The Company filed lawsuits claiming recovery of several taxes paid for which management and our legal advisors believe were unlawful. The most relevant filed claim relates to the IPI premium credits. The Company will recognize such contingent assets only when final court decisions were obtained.

•                  Purchase Commitments

Under the ordinary course of business, the Company enters into certain purchase agreements with third parties to acquire raw materials, mainly corn, soybeans and hogs. At December 31, 2004 such firm commitments amounted to R$228,046.

•                  Operating lease agreements

The Company and its subsidiaries lease certain land, equipment and properties under non-cancelable agreements classified as operating leases. Rental expense for leased properties under operating leases was R$2,034, R$1,556 and R$2,034 for 2004, 2003 and 2002, respectively. Future minimum operating lease payments under non-cancelable lease agreements are as follows:

Years	2004
2005	6,675
2006	5,682
2007	4,004
2008	2,822
2009	2,822
Thereafter	9,515
31,520

14.  SHAREHOLDERS’ EQUITY

a)  Capital

As of December 31, 2004, capital was represented by 44,652,384 shares, registered, without par value, consisting of 15,471,957 common and 29,180,427 preferred shares. Foreign investors hold 36,208 (36,808 in 2003) common and 7,213,421 (5,591,952 in 2003) preferred shares, of which 1,598,360 (840,760 in 2003) preferred shares are represented by 799,180 (420,380 in 2003) American Depositary Receipts - ADRs.

The General and Extraordinary Shareholders’ Meeting of April 23, 2002 approved a capital increase from R$415,433 to R$490,000, without the issue of new shares, by means of capitalization of the capital reserve of R$142 and income reserve of R$74,425.

The Company has 143,495 treasury shares, acquired before 2002 and charged to income reserves, at an average cost of R$5.68 per share, available for future sale or cancellation.

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

b.1) Legal Reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: article 9 of Law No. 9,249 of December 26, 1995, allowed the deductibility for income tax purposes of the interest on shareholders’ equity paid or credited to shareholders, provided such interest is computed based on the Long Term Interest Rate (“TJLP”), published by the Brazilian government, effective in the year the interest on shareholders’ equity is computed.  The Company elected to pay interest on shareholders’ equity in 2003 and 2002, instead of dividends for the year, as allowed by the CVM.  In 2004, the Company paid interest on shareholders’ equity and dividends.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

c)  Capital stock composition

The stock position of the controlling shareholders who are part of the shareholders’ agreement and/or holders of more than 5% of the voting capital at December 31, 2004 is as follows:

	Common Shares	(%)	Preferred Shares	(%)
PREVI – Caixa Prev. Func. Bco Brasil	2,865,315	18.52	3,972,428	13.61
Fund. Telebrás Seg. Social – SISTEL	2,766,917	17.88	134,689	0.46
PETROS – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	2,706,761	9.28
FAPES (Fund. Assist. Prev. Soc.) – BNDES	2,040,984	13.19	651,361	2.23
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
REAL GRANDEZA Fundação de A.P.A.S.	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156,411	7.47	—	—
VALIA – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ – Banerj	514,805	3.33	151,060	0.52
	15,049,934	97.27	10,929,257	37.45
Other	422,023	2.73	18,251,170	62.55
	15,471,957	100.00	29,180,427	100.00

(*) Shareholders who are not part of the shareholders’ agreement.

In an agreement among the shareholders who hold 79.67% of the common shares and 48.63% of the total Company outstanding shares on October 25, 1994, these shareholders agreed they would consult each other in advance about exercising their voting rights.

In the Special Shareholders’ Meeting of December 17, 2002, “tag along” rights were approved, which give preferred shares the right to be included in any eventual public offering related to the transfer of control or allow them to sell their shares for at least 80% of the price paid for voting share by the acquirer.

d)  Dividends and shareholders’ rights

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

15.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)  Overview

The Company is primarily engaged in the raising, production, slaughtering and sale of poultry and pork as well as the processing and sale of other frozen food products, such as pasta, vegetables, etc. In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on the net balance exposure and a forecast of future cash flows.

Following is a summary of the main risks and the related derivatives outstanding:

b)                                     Interest rate risk management

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the Company’s debt indexed to variable interest rates such as LIBOR and TJLP. We also have interest rate exposure from cross-currency interest rate swaps entered by the Company primarily to mitigate the foreign exchange risk.

c)                                      Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are to US dollar, Euro and Sterling Pounds against the Reais. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

At December 31, the Company has the following exposure to foreign currencies:

	December 31
	2004	2003
Cash, cash equivalents and short/ long-term investments	231,017	144,075
Swap agreements (notional amounts)	209,157	496,398
Short and long-term debt	(424,551)	(744,942)
Other operating assets and liabilities	22,642	65,414
Net exposure (assets/ liabilities)	38,265	(39,055)

The Company’s outstanding derivative position as at December 31, are as follows:

2004

Instrument	Receive	Pay	Notional amount	Unrealized Gain/ (Loss)
Swaps	US$	R$	233,121	(28,727)
Swaps	Reais	Euro	12,816	440
Swaps	US$	Euro	34,499	(1,136)
Swaps	Reais	Pounds	5,167	116
Swaps	US$	Pounds	10,526	49
				(29,258)

2003

Instrument	Receive	Pay	Notional amount	Unrealized Gain/ (Loss)
Swaps	US$	R$	562,555	(78,750)
Swaps	R$	Euro	61,951	(4,193)
Swaps	Euro	Pounds	18,312	(12)
				(82,955)

In 2004 and 2003 the losses on derivatives recognized as income expense amounted to R$27,683 and R$183,660, respectively and in 2002 a gain of R$109,598 was recognized. The outstanding derivative instruments at December 31, 2004 mature in 2005.

d)                                     Commodities risk management

In the normal course of operations, the Company is a purchaser of certain commodities, such as corn and soybeans, raw materials used in the preparation of feed, which are the largest individual component of the Company’s cost of sales. The price of corn and soybeans are subject to volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices and harvests of these commodities in the international market, among other factors.

To reduce the impact of an increase in the price of these raw materials, the Company protects itself in various ways, including through the use of commodities derivatives and firm commitments to buy corn and soybean at prices not yet fixed.

At December 31, 2004 and 2003 there are no commodities derivatives outstanding. In 2004, the Company recognized losses amounting R$2,119 (nihil in 2003 and 2002) related to commodities derivatives.

The Company buys corn and soybeans received on a “price to set basis”, which in accordance with the usual practices of the corn and soybean markets, may be determined at the time of purchase or in the future. At each balance sheet date, inventory used under a “price to set basis” is adjusted at its market value, against a provision of accounts payable.

e)                                      Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

Cash and cash equivalents, trade accounts receivable and accounts payable approximates with their fair values. Short /long-term debt investments and derivatives are determined by quoted market prices. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar risk profile and remaining maturities.

	2004		2003
	Carrying amounts	Fair value	Carrying amounts	Fair value
Financial assets:

Cash and cash equivalents	212,638	212,638	452,004	452,004

Short/ long-term investments	194,440	202,428	202,244	202,244

Trade accounts receivable	255,113	255,113	161,869	161,869

Financial liabilities:

Short/Long-term debt	866,955	866,955	1,313,534	1,313,534

Trade accounts payable	308,333	308,333	323,480	323,480

Unrealized losses on derivatives	(29,258)	(29,274)	(82,955)	(91,022)

16.  FINANCIAL INCOME (EXPENSES), NET

	2004	2003	2002
Interest expense	(189,810)	(234,340)	(165,582)
Interest income	94,124	96,533	70,653
Net exchange variation	33,255	33,777	(108,732)
Net exchange variation of subsidiaries	(26,003)	(2,388)	8,820
Financial transactions tax (CPMF)	(21,443)	(19,447)	(17,156)
Other income (expenses)	(7,912)	(11,921)	1,610
	(117,789)	(137,786)	(210,387)

17.  CASH FLOWS

	2004	2003	2002
Cash flows from operations:
Net income	295,619	123,547	8,232
Adjustments to reconcile net income to net cash cash provided by operating activities:
Depreciation, amortization and depletion	101,493	94,889	77,732
Amortization of goodwill	3,778	3,778	3,779
Accrued interest and exchange variations	(26,777)	33,649	28,016
Gain (loss) on permanent asset disposals	904	3,764	(574)
Deferred taxes	10,571	(6,309)	(24,830)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade acounts receivable	(91,664)	44,510	58,788
Inventories	100,273	(86,625)	(275,553)
Recoverable taxes	4,242	(15,513)	(57,117)
Payroll and related charges	20,507	14,709	363
Other non-current receivable and payables	(8,566)	(520)	(27,117)
Increase (decrease) in:
Trade acounts payable	3,648	44,873	127,315
Prepaid expenses and other current assets	10,463	(28,951)	(23,552)
Provision for contingencies	8,471	(19,498)	12,459
Other rights and obligations	(10,156)	8,218	(5,020)
Net cash provided by (used in) operating activities	422,806	214,521	(97,079)

Cash flows from investing activities:
Proceeds from sales/maturities of marketable securities, net of purchases	37,062	238,082	115,293
Additions to other investments	—	(4)	(311)
Additions to property, plant and equipment	(110,547)	(74,374)	(106,523)
Additions to deferred charges	(19,359)	(12,970)	(12,787)
Proceeds from disposal of permanent assets	15,796	6,460	6,952
Net cash provided by (used in) investing activities	(77,048)	157,194	2,624

Cash flows from financing activities:
Debt issuance	2,304,363	1,873,152	1,902,952
Repayment of debts	(2,798,480)	(2,276,054)	(1,578,177)
Interest on shareholders’ equity and dividends paid	(82,459)	—	(40,462)
Net cash provided by (used in) financing activities	(576,576)	(402,902)	284,313

Effect of exchange rate changes on cash and cash equivalents	(8,548)	(20,513)	36,673

Decrease (increase) in cash and cash equivalents	(239,366)	(51,700)	226,531

Changes in cash and cash equivalents :
At beginning of year	452,004	503,704	277,173
At end of year	212,638	452,004	503,704
Decrease (increase) in cash and cash equivalents	(239,366)	(51,700)	226,531

Supplemental cash flow disclosure:
Interest paid	57,340	86,655	76,999
Income taxes paid	—	7,463	20,973

18. INSURANCE

 The main insurance coverage in effect at December 31, 2004, considered sufficient by management to cover eventual damage, is as follows: (a) named risks covering fire, wind, lightning, business interruption, among other risks, on property, plant and equipment and inventories, in the amount of R$1,320,892, b) domestic and international transport, for which the amounts are calculated based on the cargo registered, and (c) other coverage, including cash, civil responsibilities, vehicles and containers.

19. SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão - Sociedade de Previdencia Privada (a private pension foundation), sponsored by Perdigão Agroindustrial S.A., began its activities, which are to provide supplemental retirement benefits for Perdigão Group employees.

 The plan is a defined contribution plan, based on the actuarial determination of benefit levels. As of December 31, 2004 the plan had 19,686 (20,613 at December 31, 2003) participants and net assets of R$65,402 (R$48,930 at December 31, 2003). The Company contributed R$4,730 in 2004 (R$4,061 and R$3,409 for 2003 and 2002, respectively), of which R$4,202 (R$3,555 and R$2,963 for 2003 and 2002, respectively) was for current costs and R$528 (R$506 and R$446 for 2003 and 2002, respectively) was for past service.

 Plan assets consisted of fixed income funds and securities, variable income fund and shares, totaling R$65,398 (R$49,015 at December 31, 2003).

20. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

20.1. Description of the GAAP differences

The accounting practices of the Company are prepared in accordance with the accounting principles adopted in Brazil, which comply with those prescribed by Brazilian Corporate Law and specific standards established by CVM and IBRACON.  Note 3 to the financial statements summarizes the main accounting practices adopted by the Company. Accounting practices, which differ significantly from U.S. GAAP, are summarized below:

a)                                     Supplementary inflation restatement in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated Permanent assets) and shareholders’ equity, and reported the net charge or credit in the statement of operations.

However, under US GAAP, Brazil ceased to be treated as a highly inflationary economy only beginning on January 1, 1998. Therefore the financial information for purposes of US GAAP for the two-year period ended December 31, 1997 include additional inflation restatement adjustments made by applying the IGP-M to permanent assets and shareholders’ equity.

b)                                     Revaluation of property, plant and equipment

Brazilian GAAP permits revaluation under certain circumstances. The revaluation, net of deferred tax effects for revaluation after 1991, is credited to a reserve account in shareholders’ equity.  Depreciation of the asset revaluation is charged to income and an offsetting portion is reversed from the revaluation reserve in shareholders’ equity and transferred to retained earnings as the related assets are depreciated or disposed of.

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred tax effects have been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation.  Accordingly, the depreciation of such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c)                                     Deferred Charges

Brazilian GAAP permits deferral of certain intangibles, pre-operating expenses and new system acquisition and installation costs, which are ecorded at cost and amortized over a period from five to ten years.

For U.S. GAAP purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income. The capitalizable amounts, mainly related to the purchase and installation of the SAP R/3 System, have been reclassified to property, plant and equipment and will be amortized for U.S. GAAP purposes over five years on a straight-line basis.  Also, the amounts relating to pre-operating costs at Rio Verde Goias plant (Note 10) include R$18,215 net of amortization (R$ 28,064 at December 31, 2003) that are considered property, plant and equipment for US GAAP purposes.

d)                                    Capitalization of Interest Costs related to Construction in Progress

As from 1996, the CVM permits capitalization of interest costs, net of monetary gains, incurred as part of the production or acquisition costs of property, plant and equipment.  Exchange gains and losses may be capitalized only if they exceed monetary correction.  The Company has capitalized interest since 1999.

Under U.S. GAAP, interest incurred during the construction phase should be included in the cost of such asset items. Of the amount of interest capitalized, the exchange variation on loans in foreign currency should be excluded. Capitalized interest should be amortized over the useful life of the installations.

e)                                     Derivatives and other financial instruments

Under Brazilian GAAP, financial instruments and derivatives may be accounted for at cost, contract value or market with footnote disclosure of the type and amounts of financial instruments and derivatives. The Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates on the fiscal year closing date, plus the coupon rate as stated in the agreements and adjustments to contract value that were recorded through income, known as the accrual method.

For US GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137 and SFAS No. 138, was applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and so that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair market value based on revenues, with special accounting allowed for certain qualifying hedges.

If the derivative qualifies as hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings.  Any portion of a change in a derivative’s fair value that is considered to be ineffective should be immediately charged to income.

As required by SFAS No. 133, derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying consolidated balance sheet, and corresponding changes in fair value are being recognized in earnings. The fair value adjustment calculated based on US GAAP was income of R$8,051 in 2004 (expenses of R$16,044 in 2003). The fair value was determined based on the projection of the rates until the expiration of the contracts and discounted at the rate for interbank deposit certificates, being offered at the balance sheet date for transactions with similar terms. Hedge accounting has not been applied to any of the Company’s derivative financial instruments.

f)                                       Dividends proposed but not yet approved

 Under Brazilian GAAP, at each year-end, management is required to propose and accrue a dividend distribution, which is calculated under Brazilian Legislation and based on the Brazilian GAAP reported net income. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders’ equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders’ equity.

Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders’ Meeting, such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes.

g)                                    Goodwill on business acquisition

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized on a straight line basis over the remaining useful lives of the assets or up to ten years.

For US GAAP, Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (FAS 142) requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. FAS 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques.  Based on management’s assessment of the fair value of the Company’s recorded goodwill, there was no impairment recorded for US GAAP purposes as of December 31, 2004. Management will make annual assessments of such goodwill as required by FAS 142.

h)                                    Short and long-term investments

Under Brazilian GAAP, our short-term investments are recorded at its acquisition cost plus income earned and adjusted to its market value, if lower, in case a loss is considered to be other than temporary.

For US GAAP purposes, short and long-term investments in debt securities are classified under guidance of SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities” as either held-to-maturity securities, trading securities or available for sale securities.

Our securities are classified as Available for Sale and are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains, arising from the difference between the carrying amount and the fair market value, are included directly in shareholders’ equity as other comprehensive income. At December 31, 2004, the amount of R$5,272 (net of income taxes) was recorded in other comprehensive income as unrealized gain from available for sale debt securities (2003– nihil).

The following is a summary of the available for sale securities at December 31, 2004:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Bank Deposit Certificate – CDB, denominated in Reais	34,345	—	—	34,345
Brazilian Treasury notes:
- Fixed and floating income securities denominated in US dollars	103,707	6,797	—	110,504

- Fixed income securities denominated in Euro	5,777	855	—	6,632

US Treasury notes, denominated in US dollars	26,052	336	—	26,388
Other – denominated in Reais	24,559	—	—	24,559
	194,440	7,988	—	202,428

Contractual maturities of available for sale securities at December 31, 2004 are as follows :

	Amortized cost	Estimated fair value
Due in one year or less	60,430	60,430
After one year through three years	5,777	6,632
Thereafter	128,233	135,366

Total	194,440	202,428

i)                                        Classification of income statement line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP.

We have recast our statement of operations under the Brazilian GAAP to present a condensed statement of operations in accordance with US GAAP  (Note 20.4.1) .

The reclassifications are summarized as follows:

•                  Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with US GAAP.

•                  Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

•                  The net income (loss) differences between Brazilian GAAP and US GAAP (Note 20.2.1), were incorporated in the statement of operations in accordance with US GAAP.

•                  Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with US GAAP.

j)                                        Classification of balance sheet line items

We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 20.4.1). The reclassifications are summarized as follows:

•                  Under US GAAP certain deferred charges were reclassified to property, plant and equipment, accordingly to their nature.

•                  The Company has discounted certain export notes (ACEs) under recourse financing arrangements with financial institutions. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and Short-term debt.

•                  The transfer of receivables to a SPE, as disclosed in Note 3 c), is accounted for as a sale under Brazilian GAAP. Under US GAAP, the transfer of receivables is accounted for as a financing in accordance with FAS 140 so that the effect would be an increase in trade accounts receivable and short-term debt of R$81,890 (December 31, 2003 – R$82,206).

20.2.                     Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Net income and shareholders’ equity adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP are as follows:

20.2.1. Net Income

	2004	2003	2002
As reported in the accompanying financial statements under Brazilian GAAP	295,619	123,547	8,232
Different criteria for:
Monetary restatement in 1996 and 1997, net of depreciation	(5,893)	(5,061)	(6,250)
Reversal of fixed assets revaluation, net of depreciation	7,688	1,820	3,859
Capitalization/ (reversal) of financial costs during construction in progress, net of depreciation:	2,547	(4,342)	(4,515)
Reversal of the goodwill amortization	3,778	3,778	3,779
Net reversal of deferred assets-nonallowable deferred charges	(23,695)	(12,713)	(11,565)
Gain/ (losses) on derivatives based on fair value	8,051	(16,044)	4,563
Allocation of employee’s profit sharing to inventories	307	700	—
Deferred tax effects of U.S. GAAP adjustments	3,810	6,448	3,873
Net income under U.S. GAAP	292,212	98,133	1,976

Basic and diluted earnings per share under U.S. GAAP	6.5653	2.2048	0.0444
Basic and diluted earnings per ADS under U.S. GAAP	13.1305	4.4096	0.0888
Average outstanding shares under U.S. GAAP (thousands)	44,509	44,509	44,509
Average outstanding ADS under U.S. GAAP (thousands)	22,254	22,254	22,254

20.2.2. Shareholders’ Equity

	2004	2003	2002
As reported in the accompanying financial statements under Brazilian GAAP	970,120	763,187	675,640
Different criteria for:
Monetary restatement in1996 and 1997	43,163	49,056	54,117
Reversal of fixed assets revaluation, net of depreciation	(38,870)	(46,558)	(48,378)
Capitalization/ (reversal) of financial costs during construction in progress, net of depreciation	(3,269)	(5,816)	(1,474)
Reversal of the accumulated goodwill amortization	11,335	7,557	3,779
Net reversal of deferred charges—non-allowable deferred charges	(53,368)	(29,673)	(16,960)
Gain (losses) on derivatives based on fair value	(16)	(8,067)	7,977
Unrealized gains on securities available for sale	7,988	—	—
Allocation of employee’s profit sharing to inventories	1,007	700	—
Reversal of dividends declared but noy yet approved	12,681	—	—
Tax effect on U.S. GAAP adjustments	37	(1,056)	(7,504)

Shareholders’ equity under U.S. GAAP	950,808	729,330	667,197

20.3. Additional disclosures required by U.S. GAAP

20.3.1.               Termination benefits

The Company is required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account (40% to the employee and 10% to the Government), for the period such employee worked for the Company. The total termination compensation actually paid in the years ended December 31, 2004, 2003 and 2002 was R$4,213, R$4,071 and R$2,838, respectively.

20.3.2.               Business segments disclosure

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

20.3.3.               Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under US GAAP, SFAS No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For Perdigão, the only component of the comprehensive income is the unrealized gains on available for sale securities, net of tax.

See the condensed statement of comprehensive income in Note 20.4.3.

20.3.4.Earnings per Share

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the period, and does not distinguish between common and preferred shares.

Under U.S. GAAP, in accordance with SFAS No. 128, “Earnings per Share”, the earnings per share disclosure in the income statement is required for public companies. A dual presentation is required: basic earnings per share and diluted earnings per share.  The Company had no potential common shares outstanding for any of the periods presented.  Computation of earnings per share data should be based on the weighted average number of shares outstanding during each period presented.  The effects of certain transactions, such as stock splits and stock dividends, are reflected retroactively.  Also, preferred shares are included with common shares in the denominator for earnings per share, if they have the same rights as common shares to dividends based on net income.

20.3.5. Recently issued accounting pronouncements under U.S. GAAP

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43, that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, Chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The effective date of this Statement is fiscal years beginning after June 1, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will apply this Statement in the event exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a. Management is analyzing the requirements of this new EITF and believes that its adoption will not have any significant impact on the Company’s financial position and results of operations.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings Per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the Two-Class Method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the Two-Class Method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 are effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. Management believes the EPS calculation for the Company will not be changed as even though there are two class of shares both are entitled to same level of rights on dividends to be distributed.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123-R, “Share-Based Payment”. This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for: (a) equity instruments of the company, such as stock compensation, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The Company currently accounts for stock compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2006, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. Management is currently analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

20.4.                     US GAAP condensed financial information

Based on the reconciling items and discussion above, Perdigão consolidated balance sheet, income statement and statement of changes in shareholders’ equity have been recast in condensed format as follows:

20.4.1.               Condensed balance sheets under US GAAP

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	212,638	452,004
Short term investments	60,430	196,516
Trade accounts receivable, net	525,510	498,751
Inventories	581,587	681,553
Other assets	170,460	183,147
	1,550,625	2,011,971
NON-CURRENT ASSETS:
Long-term investments	141,998	5,728
Property, plant and equipment	942,604	954,133
Other assets	138,400	127,127
	1,223,002	1,086,988

Total assets	2,773,627	3,098,959

	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term and current portion of long-term debt	759,456	1,074,372
Trade accounts payable	308,333	323,480
Other	237,256	276,312
	1,305,045	1,674,164
NON-CURRENT LIABILITIES:
Long-term debt	388,335	584,903
Contingencies	111,003	102,532
Other	18,436	8,030
	517,774	695,465

SHAREHOLDERS’ EQUITY	950,808	729,330

Total liabilities and shareholders’ equity	2,773,627	3,098,959

20.4.2.               Condensed income statements

	2004	2003	2002

NET SALES	4,883,254	3,825,194	2,917,379

Cost of Sales	(3,536,200)	(2,804,862)	(2,108,332)

GROSS PROFIT	1,347,054	1,020,332	809,047

OPERATING INCOME (EXPENSES):
Selling, general and administrative expenses	(878,068)	(744,971)	(599,915)
Other operating expenses, net	(26,059)	(13,077)	(7,291)
	(904,127)	(758,048)	(607,206)
OPERATING INCOME	442,927	262,284	201,841

NON-OPERATING INCOME:
Financial expenses, net	(107,191)	(158,172)	(210,339)

INCOME (LOSS) BEFORE INCOME TAXES	335,736	104,112	(8,498)
Current income taxes	(36,763)	(18,736)	(18,229)
Deferred income taxes	(6,761)	12,757	28,703
NET INCOME	292,212	98,133	1,976

20.4.3.               Statement of comprehensive income

	2004	2003	2002

Net Income	292,212	98,133	1,976
Unrealized gains on securities available for sale, net of income tax effects	5,272	—	—
COMPREHENSIVE INCOME	297,484	98,133	1,976

20.4.4.               Condensed statement of changes in shareholders’ equity

	2004	2003	2002

At beginning of the year	729,330	667,197	670,621
Net income	292,212	98,133	1,976
Other comprehensive income, net of tax	5,272	—	—
Dividends and interest attributed to shareholders equity	(76,006)	(36,000)	(5,400)
At end of the year	950,808	729,330	667,197

21. SUBSEQUENT EVENTS

On June 20, 2005, the Company announced it had entered into an agreement to acquire all of the outstanding quotas of Mary Louize Indústria de Alimentos Ltda. and Mary Louize Indústria e Comércio de Rações Ltda., both located at Nova Mutum, Mato Grosso (Mid-West of Brazil), for approximately R$ 40,000.