Form 20-F
period 2005-12-31
PERDIGAO SA
filed 2006-06-30
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15148

PERDIGÃO S.A.
(Exact Name of Registrant as Specified in its Charter)

Federative Republic of Brazil
(Jurisdiction of Incorporation or Organization)

N/A
(Translation of Registrant’s name into English)

760 Av. Escola Politécnica, Jaguaré 05350-901-São Paulo-SP-Brazil
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, no par value per share, each represented by American Depositary Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of PERDIGÃO S.A. as of April 12, 2006 was:

133,957,152 Common Shares, no par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1034. Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☒ - Large accelerated filer             Accelerated filer             Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 ☐ Item 18☒.

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166

PART I

INTRODUCTION

Unless otherwise indicated, all references herein (i) to the “Company” or to “Perdigão” are references to Perdigão S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries and (ii) to “Common Shares” refer to the Company’s authorized and outstanding common stock, designated as ações ordinárias, each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. On May 31, 2006 the commercial exchange rate (sell) was R$2.3005 per U.S.$1.00.

The Company’s audited financial statements at December 31, 2005 and 2004 and for each of the three years ended December 31, 2005, 2004 and 2003 (the “Financial Statements”) contained in this Annual Report are presented in reais.

Note 21 of the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to the Company, and includes a reconciliation to U.S. GAAP of net income and shareholders’ equity.

For assessment of market share the Company uses data compiled by AC Nielsen, which provides information on the various segments of the Brazilian market. Perdigão focuses on higher value-added products and stands out in respect to market share in four main markets: specialty meats (sausages, bologna sausages, hams, salamis and others); frozen meats (hamburgers, nuggets, cuts, steaks, meatballs, kibes and others); frozen pasta (lasagna, gnocchi and rondelli) and pizza.

We are one of Brazil’s largest food companies, with a focus on poultry, pork and processed foods. We are a vertically integrated business that produces around 2,000 stock-keeping units, or “SKUs”, which we distribute to customers in Brazil and over 100 other countries. Our products include:

•                  frozen whole and cut chickens;

•                  frozen pork cuts and, beginning in late 2005, beef cuts;

•                  processed food products, such as the following:

➢                          marinated frozen whole and cut chickens, turkeys and roosters (sold under the Chester  ® brand);

➢                          specialty meats, such as sausages, ham products, bologna, frankfurters, bacon and other smoked products and salamis;

➢                          frozen processed meats, such as breaded meat, hamburgers, cooked chicken cuts, meatballs and kibes (a type of Middle Eastern beef patty popular in Brazil) and a vegetarian line;

➢                          frozen prepared entrees, such as lasagnas and pizzas, as well as other frozen foods, including vegetables, cheese bread, pies, pastries, margarines; and

➢                          soy meal and refined soy flour, as well as animal feed;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following selected financial data has been derived from our financial statements.

The selected financial data at December 31, 2005 and 2004 and for the three years ended December 31, 2005 have been derived from our audited consolidated financial statements included in this form. The selected financial data at December 31, 2003, 2002 and 2001 and for the two years ended December 31, 2002 have been derived from audited consolidated financial statements of our company that are not included in this form.

Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which differ in significant respects from accounting principles generally accepted in the United State of America (“U.S. GAAP”). For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 21 to our consolidated financial statements.

This financial information should be read in conjunction with our consolidated financial statements and the notes thereto contained in this form, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Presentation of Financial and Other Information”.

	At and for the Year Ended December 31,
	2005(1)	2005	2004	2003	2002	2001
	(in millions of U.S.$, except per share and per ADS amounts)	(in millions of reais, except per share and per ADS amounts and share numbers)

Income Statement Data
Brazilian GAAP
Net sales	2,198.1	5,145.2	4,883.3	3,825.2	2,917.4	2,433.7
Cost of sales	(1,574.7)	(3,685.9)	(3,532.4)	(2,802.3)	(2,103.9)	(1,633.5)
Gross profit	623.4	1,459.3	1,350.9	1,022.9	813.4	800.2
Operating expenses:
Selling	(361.3)	(845.6)	(790.8)	(682.6)	(554.4)	(400.9)
General and administrative	(24.3)	(56.9)	(54.1)	(46.4)	(39.3)	(35.1)
Management compensation	(4.1)	(9.5)	(7.7)	(6.5)	(5.5)	(5.2)
Other operating expenses	(3.8)	(8.9)	(8.6)	(1.6)	(1.3)	1.7
	(393.5)	(920.9)	(861.2)	(737.1)	(600.5)	(439.5)
Operating income before financial expenses	230.0	538.4	489.7	285.8	212.9	360.7
Financial expenses, net	(35.3)	(82.7)	(117.8)	(137.8)	(210.4)	(117.7)
Operating income	194.7	455.7	371.9	148.0	2.5	243.1
Non-operating expenses	(1.9)	(4.6)	(3.5)	(2.6)	(0.2)	(4.0)
Income before taxes and profit-sharing	192.8	451.1	368.4	145.4	2.3	239.1
Income and social contribution taxes	(26.7)	(62.5)	(47.3)	(12.4)	6.6	(57.2)
Employees’ profit-sharing	(9.7)	(22.8)	(19.1)	(7.5)	(0.7)	(10.8)
Management profit-sharing	(2.1)	(4.8)	(6.4)	(1.9)	—	(2.8)
Net income	154.3	361.0	295.6	123.6	8.2	168.2

Earnings per share(2)	3.465	8.109	6.642	2.776	0.185	3.780
Dividends per share(3)	1.039	2.433	1.993	0.809	0.121	1.134
Dividends per ADS(3)	2.079	4.866	3.986	1.618	0.243	2.268
Dividends per ADS (in U.S. dollars)	2.079	2.079	1.501	0.560	0.069	0.978
Average shares outstanding (in millions)	44.5	44.5	44.5	44.5	44.5	44.5
Average number of ADSs outstanding (in millions)	22.2	22.2	22.2	22.2	22.2	22.2

U.S. GAAP
Net sales	2,198.1	5,145.2	4,883.3	3,825.2	2,917.4	2,433.7
Net income	152.3	356.5	292.2	98.2	2.0	164.0
Basic and diluted earnings per share(2)(4)	1.1405	2.6697	2.1884	0.7349	0.0148	1.2281
Basic and diluted earnings per ADS(3)(4)	2.2811	5.3394	4.3768	1.4699	0.0296	2.4562

	At and for the year ended December 31,
	2005(1)	2005	2004	2003	2002	2001
	(in millions of U.S.$, except per share and per ADS amounts)	(in millions of reais, except as otherwise indicated)

Balance Sheet Data
Brazilian GAAP
Cash, cash equivalents and marketable securities	349.3	817.7	263.6	631.2	904.2	403.0
Trade accounts receivable, net	237.4	555.7	524.4	496.1	488.2	417.3
Inventories	276.0	646.1	580.6	680.9	594.2	318.7
Total current assets	935.0	2,188.6	1,544.1	1,996.6	2,153.0	1,204.1
Non-current marketable securities	39.1	91.6	134.0	5.7	47.1	328.2
Property, plant and equipment	472.8	1,106.8	918.5	915.0	934.1	903.6
Total assets	1,551.8	3,632.2	2,800.1	3,109.0	3,297.9	2,585.1
Short-term debt (including current portion of long-term debt)	234.4	548.7	706.8	1,075.1	1,552.8	857.7
Trade accounts payable	142.1	332.6	327.1	323.5	278.6	151.3
Total current liabilities	482.7	1,129.9	1,235.9	1,584.1	1,957.8	1,175.0
Long-term debt	480.8	1,125.4	464.7	651.1	531.4	598.8
Total liabilities and shareholders’ equity	1,551.8	3,632.2	2,800.1	3,109.0	3,297.9	2,585.1
Shareholders’ equity	522.4	1,222.8	970.1	763.2	675.6	672.8
Paid-in capital	341.8	800.0	490.0	490.0	490.0	415.4

	At and for the year ended December 31,
	2005(1)	2005	2004	2003	2002	2001
	(in millions of U.S.$, except per share and per ADS amounts)	(in millions of reais, except as otherwise indicated)
U.S. GAAP
Total assets	1,526.1	3,572.0	2,768.2	3,083.2	3,292.6	2,634.6
Property, plant and equipment	489.5	1,145.9	942.6	954.1	984.2	1,010.8
Long-term debt	480.4	1,124.5	464.7	651.1	531.4	598.8
Shareholders’ equity	511.0	1,196.1	950.9	729.3	667.2	708.8

Other Financial and Operating Data

Poultry slaughtered (million heads per year)	520.6	487.1	444.9	392.3	358.6
Hogs slaughtered (thousand heads per year)	3,561	3,180	2,750	2,752	2,480
Total production of meat and other processed products (thousand tons per year)	1,268.9	1,141.3	993	905	799
Employees (at year end)	35,556	31,406	27,951	24,163	22,377

(1)       Translated for convenience only using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank”, at December 30, 2005 for reais into U.S. dollars of R$2.3407 = U.S.$1.00;

(2)       Earnings per share, or “EPS”, is computed under Brazilian GAAP based on the outstanding shares at the end of each year. Under U.S. GAAP, EPS is calculated based on weighted average shares outstanding over the year. For U.S. GAAP purposes, in all years presented, basic EPS is equal to diluted EPS;

(3)       Dividends are calculated based on net income determined in accordance with Brazilian GAAP and adjusted in accordance with the Brazilian Corporation Law;

(4)       On April 12, 2006 all preferred shares were converted into common shares and there was also a 3 for 1 split of the common shares. For U.S. GAAP purposes, the conversion and the split are reflected in all the  years shown in this form.

Exchange Rates

On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institution in the Commercial Market and in the Floating Market, leading to a convergence in the pricing and liquidity of both markets. Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the “Commercial Market”, and the floating rate exchange market, or the “Floating Market”. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including: (1) the unification of the foreign exchange markets into a single exchange market; (2) the easing of several rules for acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).

From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar under an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate. Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure did not ease, on January 15, 1999, the Central Bank abolished the band system and allowed the real to float freely.

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. In 2004 and 2005, however, on average the real appreciated in relation to the U.S. dollar 8.8% and 17.3%, respectively. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2001	2.8007	1.9357	2.3522	2.3204
2002	3.9552	2.2709	2.9309	3.5333
2003	3.6623	2.8219	3.0715	2.8892
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407

	Reais per U.S. Dollar
Month	High	Low

December 2005	2.3735	2.1800
January 2006	2.3460	2.2116
February 2006	2.2217	2.1177
March 2005	2.2238	2.1067
April 2006	2.1542	2.0892
May 2006	2.3711	2.0586

Source: Central Bank / Bloomberg

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

Certain Risk Factors Relating to the Company

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our financial performance is largely dependent on the cost and supply of corn, soy meal and soybeans, hogs and other raw materials, as well as the selling prices of our poultry, pork and beef products, all of which are determined by constantly changing market forces of supply and demand and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry and hog production, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate movements. In addition, our industry, both in Brazil and abroad, is characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. In addition, our financial performance is affected by domestic and international freight costs, which are vulnerable to fluctuations in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products and our overall financial performance.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could also cause customers to lose confidence in the safety and quality of our products. Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry and hogs). However, our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products.

Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can require us to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising of poultry and hogs and processing meat from poultry, hogs and cattle, which require us to maintain animal health and control disease. An outbreak of disease affecting animals, such as, in case of poultry, avian influenza (discussed below) and Newcastle disease, in case of hogs, foot-and-mouth disease or classical swine fever, and, in case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease”, could require us to destroy poultry or hogs or cease selling some of our products to customers in Brazil and abroad. Destruction of poultry or hogs will preclude recovery of costs incurred in raising or purchasing the destroyed animals or result in additional expense for the disposal of such animals. Recent foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná have affected only cattle, although hogs can also be contaminated. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products. For example, due to foot-and-mouth disease affecting cattle in Brazil, certain major foreign markets, such as Russia (which has been the largest importer of Brazilian pork) and South Africa banned imports of Brazilian pork in November 2005. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza (H5N1 virus strain).

Poultry and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by avian influenza (H5N1, with high pathology). Public health authorities around the world have been concerned that avian influenza (H5N1) will migrate from birds to infect humans on a widespread basis. There have been some isolated cases where some humans who have been infected through direct contact with sick birds died. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that outbreaks of avian influenza in Brazil are possible in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of our products to key export markets. Although the Brazilian authorities have adopted preventive measures and have announced a plan to implement tighter controls over transportation of poultry and poultry by-products between Brazilian states in 2006 and 2007, these preventive actions may not be effective in precluding the spread of avian influenza to Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak of avian influenza could lead to the imposition of costly preventive controls on poultry imports in our export markets.

Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. Because of the competitiveness of Brazilian companies, certain countries have established trade barriers to limit the access of Brazilian companies to their markets. Some countries impose quotas, such as Russia, which purchased approximately two-thirds of Brazil’s pork exports before its recent ban of Brazilian pork due to cases of foot-and-mouth disease affecting cattle in two Brazilian states. Even if the Russian ban on Brazilian pork is lifted, Russia has recently indicated that it may tighten prior quota procedures which, among other things, have allowed Brazilian producers to rely on quotas of other countries to the extent unused by those countries. In the second quarter of 2006, Russia reopened its market to imports of pork meat from the state of Rio Grande do Sul.

The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products.

Any of the above restrictions can substantially affect our export volumes and, consequently, our exports sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

Our export sales are subject to a broad range of risks associated with international operations.

Export sales account for a significant portion of our net sales, representing 55% of our total net sales in 2005. Our major export markets include the European Union, Russia, Japan and Saudi Arabia, where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets. Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•              exchange rate movements;

•                  deterioration in economic conditions;

•                  imposition of increased tariffs, anti-dumping duties or other trade barriers;

•                  strikes or other events affecting ports and other transport facilities;

•                  compliance with differing foreign legal and regulatory regimes; and

•                  sabotage affecting our products.

We have been from time to time affected by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. In 2005, for example, Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

We face competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. In Brazil, our primary competitor for specialty meats, frozen processed meats and other frozen foods is another major vertically integrated Brazilian producer. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. This competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers. To varying degrees, our competitors may have strengths in particular product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts in particular are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws and regulations concerning, among other things, the handling and disposal of wastes, and discharges of pollutants into the water and soil. Any failure to comply with these laws and regulations could result in administrative and criminal penalties, in addition to negative publicity and liability for remediation or for environmental damages. We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. We made environmental-related capital and operating expenditures totaling approximately R$8.9 million in 2005 and R$6.9 million in 2004. Because of the possibility of unanticipated regulatory or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations could result in increased costs and expenses.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review opportunities for strategic growth through acquisitions. We made two small acquisitions in 2005, consisting of a hatchery and a poultry-breeding farm in Jataí in the State of Goiás and a chicken product facility in Nova Mutum in the State of Mato Grosso. Acquisitions, especially involving large enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory regimes and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting of wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

•                  exchange rate movements;

•                  exchange control policies;

•                  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP”;

•                  inflation;

•                  tax policies;

•                  other economic political, diplomatic and social developments in or affecting Brazil.

•                  interest rates;

•                  energy shortages;

•                  liquidity of domestic capital and lending markets; and

•                  social and political instability.

A presidential election will be held in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The run-up to the presidential election may result in changes in existing governmental policies, and the post-election administration — even if President Luiz Inácio Lula da Silva is re-elected — may seek to implement new policies. For example, the current administration or the post-election administration may face domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

Historically, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços do Mercado, or “IGP-M”), a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA”, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or “IBGE”, the Brazilian price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004 and 5.7% in 2005. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. In 2003, 2004 and 2005, the real appreciated 22.3%, 8.8% and 17.3%, respectively, against the U.S. dollar.

Continuing appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

Depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$1,291.2 million at December 31, 2005, representing approximately 77% of our total consolidated indebtedness at December 31, 2005. Although we manage a portion of our exchange rate risk through foreign currency swaps and cash flows from export sales are in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant depreciation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in May 2006, the basic interest rate was 15.25%.

At December 31, 2005, approximately 23% of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or “TJLP”), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES, or “BNDES”), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or “CDI” rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. At December 31, 2005, R$1,674.0 million of our total consolidated indebtedness was subject to floating interest rates either in reais and U.S. dollars. In local currency, any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations. In U.S. dollars, any increase in LIBOR may also negatively impact our financial expenses.

Changes in tax laws may increase our tax burden and, as a result, our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS”, the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social - COFINS), or “COFINS”, the federal Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or “CPMF”, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS”, and some other taxes.

The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares and the ADSs.

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our common shares. Exchange controls could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our common shares and the ADSs.

Risks Relating to Our Common Shares and the ADSs

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs may exercise voting rights with respect to our common shares represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary following our notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily will take longer for holders of ADSs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common shares underlying their ADSs are not voted as requested.

Holders of ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for holders of ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs.

Holders of ADSs will be unable to exercise the preemptive rights relating to our common shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act”, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of ADSs. We may decide, in our discretion, not file any such registration statement. If we do not file a registration statement or if we and the ADR depositary decide not to make preemptive rights available to holders of ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

Provisions in our by-laws may prevent efforts by our shareholders to change the control or management of our company.

Our board of directors approved on February 17, 2006, and our shareholders approved at a shareholders’ meeting on March 8, 2006, amendments to our by-laws that may discourage, delay or make more difficult a change in control of our company or removal of our directors. These provisions are as follows:

•                  Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation. The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Three of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the Public Offering, and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the Public Offering on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation. These provisions of our by-laws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders, according to Section 37 of the Company By-laws. The voting agreement disciplines the exercise of the voting rights of these shareholders with respect to the following matters: the election of the members of the Board of Directors of the Company; the election of the members of the Board of Executive Officers; the election of the members of the Fiscal Council of the Company; and any of the material listed in Article 136 of Law  6,404 of December 15, 1976.

Holders of ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil”. The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange had a total market capitalization of U.S.$482.1 billion (or R$1,128.5 billion) at December 31, 2005 and an average daily trading volume of U.S.$666.6 million for 2005. By contrast, the New York Stock Exchange had a market capitalization of U.S$13.3 trillion at December 31, 2005 (U.S. domestic listed companies) and an average daily trading volume of U.S$56.1 billion for 2005. The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 51.5% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2005. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 51.3% of all shares traded on the São Paulo Stock Exchange in 2005. These market characteristics may substantially limit the ability of holders of the ADSs to sell common shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stocks indexes.

These factors could adversely affect the market prices of our common shares or the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

ITEM 4.        INFORMATION ON THE COMPANY

A. History and development of the company.

Corporate History

The Company was founded by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia, in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

•                  PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI”, the pension fund of employees of Banco do Brasil S.A.;

•                  Fundação Telebrás de Seguridade Social - SISTEL, or “SISTEL”, the pension fund of employees of Telecomunicações Brasileiras S.A. - Telebrás;

•                  PETROS - Fundação Petrobras de Seguridade Social, or “PETROS”, the pension fund of employees of Petróleo Brasileiro S.A. - Petrobras;

•                  Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza”, the pension fund of employees of Furnas Centrais Elétricas S.A. - Furnas;

•                  Fundação de Assistência e Previdência Social do BNDES - FAPES, or “FAPES”, the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social - BNDES;

•                  PREVI - BANERJ - Caixa de Previdência dos Funcionários do Banerj, or “PREVI — BANERJ”, the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•                  VALIA - Fundação Vale do Rio Doce, or “VALIA”, the pension fund of employees of Companhia Vale do Rio Doce; and

•                  TELOS - Fundação Embratel de Seguridade Social, or “TELOS”, the pension fund of employees of Empresa Brasileira de Telecomunicações - Embratel.

Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.

All of the eight original pension funds remain our shareholders, except for TELOS, which sold a portion of its share position to FAPES in 2003 and the remainder on the São Paulo Stock Exchange. As of May 31, 2006, the Pension Funds held 49.3% of our common shares and total capital shares.

Corporate Structure

Perdigão S.A is a holding company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our principal subsidiaries as of December 31, 2005. For a complete list of our subsidiaries, see note 1 to our consolidated financial statements. All our subsidiaries are wholly owned.

Subsidiary	Jurisdiction of Organization	Business
Perdigão Agroindustrial S.A.	Brazil	Principal operating subsidiary
Crossban Holdings GMBH	Austria	Holding company for international subsidiaries
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary
Perdix International Foods Comércio Internacional Lda.	Portugal	Export distribution in the European Union

During 2005, the Company acquired 100% of Mary Loize Indústria de Alimentos Ltda and Mary Loize Indústria e Comércio de Rações Ltda. The acquired companies were renamed as Perdigão Agroindustrial Mato Grosso Ltda and Perdigão Mato Grosso Rações Ltda., respectively. Also during 2005, the Company acquired 100% of Incubatório Paraíso Ltda. The purchase price paid was R$8.0 million, assets acquired amounted to R$31.8 million, and liabilities assumed amounted to R$39.0 million. This resulted in goodwill of R$15.2 million. As these subsidiaries have not been legally merged into the Company, the goodwill was not amortized in 2005. In 2000 and 2001, the Company acquired 100% of Frigorífico Batávia S.A., goodwill to be amortized of R$1.0 million remains in 2005.

Products

We are primarily a producer of poultry, pork and processed foods. We recently introduced a line of beef products, which we intend to develop. Our processed products include marinated, frozen, whole and cut Chester®

and turkey, specialty meats, frozen processed meats and frozen prepared entrees. We also sell soy products and animal feed.

Poultry

We produce frozen whole and cut chickens, partridges and quail. We sold 502.8 thousand tons of frozen chicken and other poultry products in 2005 (compared to 475.7 thousand tons in 2004), most of which we sold in our export markets.

Pork and Beef

We produce frozen pork cuts, such as loins and ribs, and whole carcasses. In 2005, we sold 130.2 thousand tons of pork cuts, primarily in our export markets (compared to 103.0 thousand tons in 2004).

As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to develop our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 427 tons of beef cuts in 2005, initially mostly in the domestic market, and we expect these volumes to grow in 2006. We do not raise cattle in our facilities.

Processed Food Products

We produce processed foods, such as marinated, frozen, whole and cut chickens, roosters and turkeys, specialty meats, frozen processed foods and frozen prepared entrees. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold  636.0 thousand tons of processed food in 2005, against 562.5 thousand tons in 2004. We believe there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil.

Marinated Poultry - We produce marinated and seasoned chickens, roosters (under the Chester® brand) and turkeys. We originally developed the Chester® breed of rooster to maximize the yield of breast and leg cuts. In 2004, we sold our rights to the Chester® breed of rooster to Cobb Vantress, a U.S. poultry research and development company engaged in the production, improvement and sale of broiler breeding stock, and also signed a technology agreement under which Cobb Vantress manages the Chester® breed of rooster. We continue to oversee the production of Chester® roosters in Brazil from hatching to distribution, and we own the trademarks for the Chester ® line of products.

Specialty Meats- We process pork, chicken and other poultry to produce specialty meats, such as sausages, ham products, bologna, frankfurters, salamis and bacon.

Frozen Processed Meats- We produce a range of frozen processed poultry, beef and pork products, including hamburgers, breaded meats, kibes (a type of Middle Eastern beef patty popular in Brazil), meatballs and steaks. We purchase the beef for our products in the Brazilian market and do not raise cattle in our facilities. We produce frozen processed poultry products, such as breaded and cooked chicken patties and similar items, and chicken hamburgers.

Frozen Prepared Entrees- We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

•                  Lasagnas and Pizzas. We produce several varieties of lasagna and pizza. We produce the meat used in these products and buy other raw materials in the domestic market, except for the durum flour used to make pasta for lasagna, which we import.

•                  Vegetables. We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced by third parties that deliver them to us packaged, almost all for our Escolha Saudável  line of products. We purchase most of these products in the domestic market, but we import French fries and peas.

•                  Cheese Bread. We produce cheese bread, a popular Brazilian bread infused with cheese. We purchase the ingredients in the domestic market, except for the parmesan cheese, which we import.

•                  Pies and Pastries. We produce a variety of pies and pastries, such as chicken and heart-of-palm pies and lime pies. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.

•                  Margarine. We commenced sales of margarine in December 2005. We sell margarine under two brand names (Turma da Mônica and Borella). We purchase margarine from an agricultural cooperative supplier for resale by us. We began to sell this product as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

•                  Vegetarian Foods. We produce soy-based vegetarian products, such as hamburgers and breaded products. We purchase the refined soy meal used to produce these products from third parties.

Other

We produce a limited range of soy-based products, including soy meal and refined soy flour. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that soybean oil was not a core product of our business.

We produce animal feed principally to feed poultry and hogs raised by us. However, we also sell less than 1% of the animal feed produced by us to unaffiliated customers.

Investments (Capital Expenditures)

We are currently focusing our capital expenditures primarily on expanding our production facilities, acquiring new production facilities and constructing a new production facility in Mineiros in the State of Goiás. The table below sets forth our capital expenditures for the periods indicated.

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)

Expansion of production facilities	208.9	110.5	69.5
Acquisitions of production facilities	40.0	—	—
Araguaia Project—Mineiros—GO	31.1	—	—
Total capital expenditures	280.0	110.5	69.5

Capital expenditures in 2005 amounted to R$ 280.0 million, 153.5% more than in the preceding year. In line with the sustained growth planned for the next few years, Perdigão announced investments in the acquisition of industrial units, expansion in production installed capacity, logistical structure and the entry into new segments and production lines, the following projects being particularly worthy of note:

•                  Expansion in poultry and pork meat production and processing at the Rio Verde Agroindustrial Complex in the state of Goiás;

•                  Expansion, modernization and improvements to the industrial units in the states of Santa Catarina, Rio Grande do Sul and Paraná;

•                  Improvements in infrastructure logistics, including the mega Distribution Centers (DCs) projected to match the production flows from the industrial complexes in the states of Santa Catarina and Rio Grande do Sul and to facilitate cargo preparation and dispatching from Videira- (SC) and Marau (-RS) to DCs nationwide;

•                  In March, the leasing of Prontodellis’ installations with a production capacity of 400 tons/month, exclusively for the manufacture of cooked chicken, turkey and beef products;

•                  Implementation of the Mineiros Agroindustrial Complex in the state of Goiás for the production of specialty poultry (turkey and Chester®), at an investment of R$ 165 million between 2005 and 2007, with operations to be running at full capacity by 2008, when daily slaughtering levels should be up to 140,000 head of poultry and processing at 81,000 tons/year;

•                  In June, the Company acquired certain assets in Nova Mutum—(in the state of Mato Grosso) to meet the demand for chicken meat exports. These assets included a chicken slaughtering facility, a hatchery, an animal feed plant, and a chicken breeding farm, grain storage facilities and a soybean roasting installation. The Nova Mutum unit has a capacity of 60,000 head of chicken/day—currently being expanded to 140,000 chicken/day. The total value of the investment involved in the operation amounted to approximately R$ 40 million;

•                  Entry into the beef business, announced in September with the focus primarily on exports, through the signature of an industrial services contract with Arantes Alimentos Ltda., which operates a plant in Cachoeira Alta (GO). The target is to achieve a production of approximately 60,000 tons of beef products in 2006 and expand sales by about R$ 270 million;

•                  A service agreement was signed in December with Gale Agroindustrial for the slaughtering of poultry and the supply of animal feed. The unit located in Jataí (GO) has a slaughtering capacity of 90,000 head of poultry/day. In addition, the Company acquired a hatchery and a poultry-breeding farm in Jataí, representing an investment of approximately R$ 30 million;

•                  In July, the Company inaugurated the Perdigão Shared Services Center — CSP in Itajaí (SC) for centralizing important administrative services previously dispersed in various regions of the country. The CSP will be responsible for running such corporate areas as Finance, Financial Controls, Human Relations, Information Technology (IT), Supply and Sales Support;

•                  A start was made on the implementation of ATP — Perdigão Total Service — that involves the creation of a competitive differential for serving the markets. ATP allows Perdigão to analyze profitability based on market and product mix over the medium term, ensures that supply and demand are matched through the management of the order book, inventory, demand and integrated planning. Finally, ATP is designed to control the performance of operational processes and planning of the supply chain by operating through the implementation of performance indicators.

Perdigão has budgeted 2006 capital expenditures at R$440 million for the industrial units under construction and already in existence for further improving  the Company’s commercial performance.. In 2006, Perdigão is planning to ramp up its production capacity by 13%, equivalent to an output of 1.4 million tons of frozen and chilled items.

PRODUCTION CAPACITY

	1994	2005	% Ch. 2005/94	2006*	% Ch. 2006/05
Poultry slaughter (thousand heads/week)	2,715	10,020	269	11,500	15
Hog slaughter (thousand heads/week)	22	70	218	77	10
Poultry meats (thousand tons/year)	162	730	351	835	14
Pork meats (thousand tons/year)	159	510	221	560	10
Total meats (thousand tons/year)	321	1,240	286	1,400	13
Other processed products (thousand tons/year)	—	23	—	27	17
Total frozen and chilled products (thousand tons/year)	—	1,263	—	1,427	13

(*) Estimated

Competitive Strengths

We believe our major competitive strengths are as follows:

•                  Leading Brazilian Food Company with Strong Brands and Global Market Presence. We operate a large and expanding food company that has a size and scale designed to compete in Brazil and globally. In 2005, we slaughtered 520.6 million chickens and other poultry and 3.6 million hogs. We sold nearly 1.3 million tons of poultry, pork, beef and processed food products. Our owned and licensed brands are highly recognized in Brazil, and the brands that we use in export markets are well-established in those markets.

•                  Extensive Distribution Network in Brazil and in Export Markets. We are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products to virtually any area of Brazil. In addition, we export products to over 100 countries, and we have begun to develop our own distribution capability in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business in terms of increased sales volumes and broader product lines.

•                  Low-Cost Producer in Increasingly Global Market. We believe that our company has a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have recently implemented a number of programs designed to maintain and improve our cost-effectiveness, including our ATP — Perdigão Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP — Perdigão Shared Services Center, which centralizes our corporate and administrative functions; and our MVP — More Value Perdigão program to our managers regarding the efficient use of fixed and working capital.

•                  Emphasis on Quality and Food Safety and Security. We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers.

•                  Experienced Management Team. Our senior management is highly experienced and has transformed our company during the last decade into a global business. Most members of our senior management have worked for us for over 10 years. Our management emphasizes best practices in our operations as well as corporate governance, as demonstrated by our common shares listed on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange.

Business Strategy

Our overall strategy is to use our competitive strengths to pursue opportunities for long-term growth and to enhance our financial performance through the following strategy:

•                  Grow Our Core Businesses. We seek to further develop our core businesses of producing and selling poultry, pork and processed food products by, among other things, investing in additional production capacity to gain scale and efficiency. For example, we are expanding our Rio Verde Agroindustrial Complex in the central-west State of Goiás and constructing a new agroindustrial complex for the processing of turkey and Chester® roosters, also in Goiás. Our objective is to pursue balanced growth of our domestic and export businesses so that each represents approximately 50% of our annual net sales.

•                  Diversify Our Product Lines, Especially Value-Added Processed Foods. We are diversifying our product lines, focusing on processed foods that tend to be less price sensitive than our in natura poultry and pork cuts and can be targeted to specific markets. For example, we recently introduced a line of margarine products, and we acquired in June 2006, 51% of the capital stock of Batávia Indústria de Alimentos, that produce dairy products, which can be distributed along with our existing frozen and chilled products through our distribution network. We also introduced beef cuts in December 2005 and plan to increase our beef sales, particularly to export customers who already purchase poultry or pork from us. We may pursue selective acquisitions to support these strategy goals.

•                  Expand Our Domestic and International Customer Base. We seek to strengthen our customer base through superior service and quality and increased product offerings. We believe there are considerable opportunities for further penetration of export markets, particularly as we broaden our product lines to include beef products and additional processed foods. We are also positioning our company to be able to enter new export markets when existing trade barriers are relaxed or eliminated.

•                  Enhance Global Distribution Network. We are developing our distribution capabilities outside Brazil to enable us to expand our export customer base and to improve our services to existing customers. We are focusing on expanding our distribution network in Europe to broaden our coverage and to support more targeted marketing efforts in this key region. In limited cases, we may explore the processing of some products abroad to allow us to deliver those products to customers in those markets.

•                  Continue to Seek Leadership in Low Costs. We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are considering our expansion efforts primarily in the central-west region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allow us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

•                  Enter into the Dairy Products Market—On June 9, 2006, PDA Distribuidora de Alimentos Ltda. (“PDA”), a corporation indirectly controlled by us, acquired 51% of the capital stock of Batávia S/A Indústria de Alimentos (“Batávia”). The business generated annual gross sales of approximately R$ 650 million in 2005. As a result, we continue to pursue our objectives of maintaining growth at similar percentages to those experienced in the past decade, both in sales and volume terms, without , increasing the concentration of the business in the poultry and pork markets. The third ranked company in the dairy industry with a 13.1% market share. Batávia employs more than 1,700 at its two units—Carambeí in the state of Paraná and Concórdia in the state of Santa Catarina—selling a mix of more than 200 dairy-based and dairy processed products including pasteurized and UHT milk, and flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses, petit suisse, desserts and confectionary.

•                  Business Plan—Our Management aims to increase the volumes of frozen and chilled products by around 50% between 2004-2009, with average investments at approximately R$ 350 million per year, which will allow this sustainable growth. This amount includes investments already approved for the Rio Verde (GO), Mineiros (GO) and other industrial units.

B.  Business Overview

Overview of Brazil’s Poultry and Pork Position in the World

Poultry

Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past five years, with Brazil having assumed the number one position as global exporter in 2004. The USDA anticipates further growth in 2006 in both Brazilian and worldwide production, consumption and exports of poultry.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	Poultry Panorama(1)
	2002	2003	2004	2005(2)	2006(3)
	(In thousands of tons — “ready to cook” equivalent)
Primary Poultry Producers
U.S.A.	17,024	17,225	17,727	18,334	18,729
China	9,558	9,898	9,998	10,200	10,350
Brazil	7,631	7,845	8,648	9,635	10,345
European Union (25 countries)	9,890	9,537	9,657	9,570	9,405
Mexico	2,170	2,304	2,402	2,523	2,648

India	1,400	1,500	1,650	1,900	2,200
Thailand	1,275	1,340	900	950	1,100
Others	10,225	9,569	9,863	10,487	10,991
Total	59,173	59,218	60,845	63,599	65,768

	2002	2003	2004	2005(2)	2006(3)
	(In thousands of tons—“ready to cook” equivalent)
Primary Poultry Exporters
Brazil	1,667	2,015	2,552	2,900	3,087
U.S.A.	2,379	2,451	2,371	2,593	2,676
European Union (25 countries)	1,170	1,004	1,018	925	890
Thailand	427	485	200	240	300
China	438	388	241	331	375
Others	254	281	285	424	518
Total	6,335	6,624	6,667	7,413	7,846

	2002	2003	2004	2005(2)	2006(3)
	(In thousands of tons — “ready to cook” equivalent)
Primary Poultry Consumers
U.S.A.	14,586	14,841	15,352	15,703	16,086
China	9,556	9,963	9,931	10,150	10,325
European Union (25 countries)	9,280	9,197	9,193	9,230	9,045
Brazil	5,965	5,830	6,096	6,736	7,258
México	2,577	2,799	2,870	3,080	3,236
Russia	1,871	1,806	1,787	2,066	2,213
Japan	1,830	1,841	1,713	1,877	1,905
Others	11,958	11,363	11,986	12,796	13,475
Total	57,623	57,640	58,928	61,638	63,543

___________________

(1)            Includes chicken, special poultry and turkey

(2)            Preliminary data

(3)            Estimated

Source:  USDA - Mar/2006

Pork

Brazil is also the fourth largest producer and exporter, and the sixth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and exports of pork has increased over the last five years, although not as significantly as for poultry. The USDA projects an increase in 2006 in global production and consumption of pork in Brazil in 2006, but a decrease of approximately 18% in Brazil’s exports for the year. We believe that this decrease in Brazilian exports, if it occurs, will reflect increased domestic consumption of pork and the effects of outbreaks of foot-and-mouth disease affecting cattle in two states in Brazil that has resulted in bans on imports of pork from Brazil in several key countries.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
	2002	2003	2004	2005(1)	2006(2)
	(In thousands of tons - weight in equivalent carcass)
Main Pork Producers
China	43,266	45,186	47,016	49,685	52,000
European Union (25 countries)	20,938	21,150	21,192	21,200	21,520
U.S.A.	8,929	9,056	9,312	9,392	9,632
Brazil	2,565	2,560	2,600	2,800	2,775
Canada	1,854	1,882	1,936	1,915	1,910
Russia	1,630	1,710	1,725	1,755	1,785
Others	7,620	7,687	7,612	7,455	7,585
Total	86,802	89,231	91,393	94,202	97,207

	2002	2003	2004	2005(1)	2006(2)
	(In thousands of tons - weight in equivalent carcass)
Main Pork Exporters
European Union (25 countries)	1,158	1,234	1,463	1,380	1,450
U.S.A.	731	779	989	1,207	1,250
Canada	864	975	972	1,083	1,110
Brazil	590	603	621	761	625
China	216	282	383	331	300

Others	287	326	355	384	492
Total	3,846	4,199	4,783	5,146	5,227

Main Pork Consumers	2002	2003	2004	2005(1)	2006(2)
	(In thousands of tons - weight in equivalent carcass)
China	43,238	45,098	46,725	49,395	51,750
European Union (25 countries)	19,746	20,043	19,773	19,839	20,085
U.S.A.	8,685	8,816	8,817	8,671	8,826
Japan	2,377	2,373	2,562	2,512	2,500
Russia	2,453	2,420	2,337	2,429	2,484
Brazil	1,975	1,957	1,979	2,039	2,140
Others	8,205	8,390	8,636	8,369	8,424
Total	86,679	89,097	90,829	93,254	96,209

(1)             Preliminary data

(2)             Estimated

Source: USDA - Mar/2006

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef meat to produce processed food products, and distribute in natura and processed products throughout Brazil and in our export markets. The graphic below is a simplified representation of our business chain.

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks and eggs from Cobb do Brazil, an affiliate of Cobb Vantress. We send these chicks to our grandparent stock farms, where their eggs are hatched and our parent breeding stock is produced. In 2005, we maintained an average parent breeding stock of approximately three million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks used in our poultry products. In 2005, we produced 546.7 million day-old chicks, including chickens, Chester®, turkeys, partridge and quail. We hatch these eggs in our 12 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 4,392 integrated poultry outgrowers. Many of these farmers also produce and sell corn that we use to produce animal feed.

At December 31, 2005, we had a slaughtering capacity of ten million heads of poultry per week in our eight slaughterhouses (seven owned and one leased), all of which are automated and have an aggregate processing capacity of more than 730,000 tons per year of poultry products.   We believe that, by year-end 2006, our slaughter capacity will reach 11.5 million heads of poultry per week and that our total poultry production will reach 835,000 tons per year in 2006.

Pork

We produce the majority of the pork we use in our products. In addition, we purchase some pork from local producers (19% of our total pork needs in 2005, compared to 20% in 2004). We purchase the remainder of pork on the spot market (24% of our total pork needs in 2005, compared to 17% in 2004).

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities who raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuaria Imbuial and Master Agropecuaria or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately - 1,509 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, and we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market at our five pork slaughterhouses. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then partitioned according to their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

At December 31, 2005, we had a pork slaughtering capacity of 70,000 heads per week, and our slaughterhouses have an aggregate processing capacity of more than 510,000 tons per year of pork products. We believe that our slaughter capacity will reach 77,000 heads per week and that our total pork production will reach 560,000 tons per year by the end of 2006.

Other Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce, as described in “—Products—Processed Foods” above.

We produce lasagnas, pizzas and other frozen prepared entrees, as well as cheese bread, at our plant in Lages in the State of Santa Catarina, and we produce pies and pastries at our plant in Rio Verde in the State of Goiás. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties.

We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced for us by a third party that delivers them to us packaged, almost all for our Escolha Saudável line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile.

We also produce soy-based products, such as soy meal and refined soy flour, at our plant in Videira, located in State of Santa Catarina. As described above, we also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business. We receive royalties from Bunge Alimentos for the use of the Perdigão brand for soybean oil under a licensing agreement.

Feed

We produce most of the feed consumed at the farms operated by our integrated outgrowers of poultry and hogs. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local producers of hogs at market rates. Animal feed sales accounted for R$78.3 million in 2005 (1.5% of our net sales), R$74.1 million in 2004 (1.5% of our net sales) and R$65.6 million in 2003 (1.7% of our net sales).

We own seven feed production plants and lease another such plant. The basic raw materials used in animal feed production are corn and soymeal mixed with preservatives and micronutrients. In 2005, we purchased approximately 37% of our corn through rural producers and small merchants and 63% through cooperatives. The corn is grown primarily in the states of  Santa Catarina, Paraná, Rio Grande do Sul and central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts.

The prices of corn and soybeans/ soymeal fluctuate significantly. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Commodity Prices”.

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients for animal feed, spices and veterinary drugs from third parties, both in the domestic and international markets. We must purchase some of these products in U.S. dollars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Effects of Exchange Variations and Inflation”.

Brazilian Domestic Market

Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also a important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products. However, declines in disposable income between 2001 and 2004 offset, to a degree, other positive economic developments that contributed to demand.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, mostly notably our company and Sadia S.A., or “Sadia”, but also Aurora-Cooperativa Central Oeste Caterinense Ltda., or “Aurora”, and Seara Alimentos S.A., or Seara (which was purchased by Cargill). See “Business — Competition”. The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality prices at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products, because these products appeal to the higher and middle income segments of the Brazilian population and support better margins. In other words, we and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more commodity in nature.

Among processed foods products, specialty meats and frozen meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen do Brasil S.A., we estimate that the specialty meats market in Brazil accounted for revenues of R$10.2 billion in 2005, representing an 8.5% increase over

R$9.4 billion in 2004. Based upon information compiled by A.C. Nielsen do Brasil S.A., we also estimate that the frozen meat market represented approximately revenues of R$1.9 billion in Brazil in 2005, an 11% increase over R$1.7 billion in total net sales in 2004. The processed foods area is more concentrated in terms of the number of players. We believe that processed food products represent an opportunity for further growth in upcoming years.

Export Markets

The global trade in poultry, pork and beef products already is substantial and is expected to continue to expand. The USDA forecasts that trade in all of these product categories will reach good levels in 2006, despite outbreaks of avian influenza (H5N1) and other animal diseases as well as disease-related and other trade restrictions.

Brazil has become a leading participant in export markets on a global basis due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal product. We and the other large Brazilian producers have built on these advantages to develop the scope and scale of our businesses.

Global demand for Brazilian poultry, pork and beef products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers (e.g., in France), licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry and pork products). In addition, outbreaks of animal disease may result in bans on imports (e.g., in Russia, which banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products may be negatively affected by the spread of avian influenza (H5N1), particularly in Asia, but more recently in Europe and Africa. Avian influenza (H5N1) has not yet been detected in Brazil or elsewhere in the Americas. There were detected other virus strain in the North America, with low pathology. If this animal disease appears in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

In export markets, we and other Brazilian producers compete with local and other foreign producers. See “Business—Competition”. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry, and frozen pork and beef cuts. These products, which are commodity in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell higher volumes of frozen whole and cut poultry and frozen pork and beef cuts, but increasingly more substantial volumes of processed food products.

Sales

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 48.4% of our net sales in 2005, compared to 46.7% in 2004. Net sales to export markets reached to 55.1%, including poultry, pork and processed foods, compared to 55.8% in 2004. In the domestic market, net sales were 44.9% of our total net sales, against 44.2% in 2004, including poultry, pork, processed foods and others. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The table below demonstrates the Breakdown of Net Sales (%):

Breakdown of Net Sales	2005	2004	2003
Domestic Market	44.9%	44.2%	52.5%
Poultry	2.9%	2.3%	3.0%
Pork	0.6%	0.7%	0.8%
Processed Foods	36.7%	35.0%	40.8%
Other	4.7%	6.2%	7.9%
Export	55.1%	55.8%	47.5%
Poultry	32.0%	35.3%	29.1%
Pork	11.2%	9.3%	6.3%
Processed Foods	11.7%	11.1%	12.1%
Other	0.2%	0.1%	0.0%
Total	100.0%	100.0%	100.0%

Overall Comparison of the Company’s Net Sales of Poultry and Pork for the Three Years Ended December 31, 2005, 2004 and 2003.

Domestic Market

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to 84,700 supermarkets, retail stores, wholesalers, and food service and other institutional buyers. The table below sets forth our domestic net sales to supermarkets, retail stores, wholesalers and institutional buyers as a percentage of total domestic net sales for the periods indicated.

	2005	2004	2003
	(percentage of domestic net sales)
Supermarkets	67.6	68.3	69.0
Retail stores	13.6	13.4	13.3
Food service and other institutional buyers	9.6	9.4	9.1
Wholesalers	9.2	8.9	8.6
Total	100%	100%	100%

We have recently been successful in reducing our dependence on any one customer. In 2005, our five largest customers accounted for 17.7% of our domestic net sales, compared to 18.6% in 2004 and 19.0% in 2003. None of our customers currently accounts for more than 3% of our total net sales. In this regard, one of our strategies is to continue to expand our food service client base, which already includes Burger King and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

Our domestic distribution network uses 16 distribution centers in 12 Brazilian states and the Federal District. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 21 cross-docking points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 13 of our distribution centers and lease the remaining three centers, which are listed under “—Properties”. We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

In some areas of the country, we act through seven exclusive distributors, which are third parties operating in Apucarana and Foz do Iguaçu in the State of Paraná; Cuiabá in the State of Mato Grosso; Juiz de Fora in the State of Minas Gerais; Nova Friburgo in the State of Rio de Janeiro; and Porto Velho and Vilhena in the State of Rondônia.

Export Markets

We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other regions. The table below sets forth a breakdown of our export net sales and sales volumes by region as percentages of total export net sales and total export sales volumes for the periods indicated.

	2005		2004		2003
	Export Net Sales	Total Tons	Export Net Sales	Total Tons	Export Net Sales	Total Tons
	(%)	(%)	(%)	(%)	(%)	(%)
Europe:
Germany	5.7	4.5	6.6	4.7	7.2	5.3
Netherlands	1.7	1.1	3.1	1.9	6.3	3.6
England	7.8	4.1	9.7	4.6	10.9	5.1
Others	13.1	10.7	11.9	8.9	12.4	9.2
Total	28.3	20.4	31.3	20.1	36.8	23.2

Market Share - Frozen Meats -%

	2005		2004		2003
	Export Net Sales	Total Tons	Export Net Sales	Total Tons	Export Net Sales	Total Tons
	(%)	(%)	(%)	(%)	(%)	(%)
Far East:
Japan	16.0	12.7	18.3	13.6	10.9	9.0
Hong Kong	4.2	5.5	5.6	8.2	7.0	11.6
Singapore	4.0	4.0	2.9	3.1	4.9	5.3
Others	1.8	3.0	1.0	1.7	0.5	0.8
Total	26.0	25.2	27.8	26.6	23.3	26.7
Eurasia:
Russia	19.5	18.1	14.4	14.8	13.2	16.0
Others	2.1	2.0	2.5	2.5	1.3	2.0
Total	21.6	20.1	16.9	17.3	14.5	18.0
Middle East:
Saudi Arabia	12.2	16.3	12.5	18.6	14.9	17.3
Kuwait	1.2	1.7	1.2	1.6	1.5	1.7
United Arab Emirates	2.1	3.1	2.4	3.4	1.5	1.8
Others	2.9	4.0	2.7	4.4	3.3	4.0
Total	18.4	25.1	18.8	28.0	21.2	24.8
Africa, the Americas and Other	5.7	9.2	5.2	8.0	4.2	7.3
Total	100%	100%	100%	100%	100%	100%

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil. Our principal domestic competitor is Sadia S.A., or “Sadia”, another large, vertically integrated producer with a nationwide distribution network and significant export sales. Our other major domestic competitors are Cooperativa Aurora—Cooperativa Central Oeste Catarinense Ltda., or “Aurora”, and Seara Alimentos S.A., or “Seara”.

In the specialty meats market, we had a 25.4% market share by sales volume in 2005, while Sadia, Aurora and Seara had market shares of 25.0%, 8.2% and 4.4%, respectively, according to A.C. Nielsen do Brasil S.A. The specialty meats market accounted for estimated net sales of approximately R$10.2 billion in Brazil in 2005, compared to R$9.4 billion in 2004, an increase of 8.5%. Since 1995, this market has had an annual average growth of 6.7%. The four largest players accounted for 63.1% of the market in 2005, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players. The graph below shows the market shares of our company and our major competitors, in volumes, in specialty meats for the periods indicated.

Market Share—Specialty Meats -%

Source: A C Nielsen

In Volumes

YTD: Jan-Feb

In the frozen processed meats market (which includes hamburgers, kibes, meatballs, steaks and breaded meat products), we had a 34.5% market share by sales volume in 2005, while Sadia and Seara held market shares of 37.1% and 4.6%, respectively, according to A.C. Nielsen do Brasil S.A. Since 1995, the market has had an average annual growth of 13.1%. The frozen processed meat market accounted for estimated revenues of approximately R$1.9 billion in Brazil in 2005, compared to R$1.7 billion in 2004, an increase of 11%. The graph below shows the market shares of our company and our major competitors, in volumes, in frozen processed meats for the periods indicated.

Market Share—Frozen Meats - %

Source: A C Nielsen

In Volumes

YTD: Jan-Mar

In the frozen pasta market (which includes lasagnas and rondellines, for example), we had a 38.1% market share by sales volume in 2005, while Sadia had a market share of 53.3%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$274 million in 2005, compared to R$245 million in 2004, an increase of 11%. The market in the frozen pasta market grew at an annual average rate of 22.8% from 1998, when we entered the market, to 2005.

In the frozen pizza market, we had a 33.4% market share by sales volume in 2005, while Sadia had a market share of 26.0% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated  revenues of R$299 million in 2005, compared to R$250 million in 2004, an increase of 19%. The market in the frozen pizza market grew at an annual average rate of 15.7% from 2000 to 2005.

In the Brazilian market for whole poultry and poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant reason that we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers.

International Markets

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Sadia and Seara compete with us internationally and have many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers. See “Risk Factors—Risks Relating to Our Business and Industry—More stringent trade barriers in key export markets may negatively affect our results of operations”.

The table below sets forth the main Brazilian exporters’ percentage of poultry in 2005 and of pork in 2004 in total sales volumes (the most recent year for which information is available).

Company	Percentage of Brazilian Exports—Poultry(1)	Percentage of Brazilian Exports—Pork(2)
Sadia	25.78%	19.27%
Perdigão	17.40%	17.35%
Seara	12.41%	17.17%
Frangosul	10.10%	4.68%
Avipal	7.58%	4.72%

Source:

(1)             Abef–Associação Brasileira de Produtores e Exportadores de Frango (Brazilian Poultry Producers and Exporters Association)

(2)             Abipecs–Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (Brazilian Pork Producers and Exporters Association)

In our export markets, we compete primarily based on quality, costs, selling prices and service to our customers.

Distribution of Poultry and Pork Products

Domestic Market

The Company has focused on its logistical operations and seeks to improve efficiency and reduce distribution costs by building distribution centers to reach long distances through the Company’s cross-dockings. The Company covers approximately 95% of the Brazilian population through a nationwide distribution network, which the Company distributes its products. As of December 31, 2005, the Company operated 16 distribution centers, and distributed its products exclusively to 7 distributors throughout Brazil and 21 cross-docking points.

Shipment of Products

We export our products primarily through the port of Itajaí in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses near the ports that we lease under long-term leases. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor associations. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but also have tended to last longer than strikes by government agents. In 2005, for example, sanitary inspectors struck for approximately one month. Although this strike did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, France, Japan, The Netherlands, Russia -to be open soon, Singapore and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 25 European countries, and in 15 of those countries, we are able to deliver products within approximately two days of receiving an order. Besides, we also sell  to European importing companies that are mainly reprocessing companies. We intend to expand our distribution network to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe where doing so would allow us to distribute those products more effectively.

Far East. In Japan, our biggest market in the Far East, we sell primarily to trading companies, who resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet.

Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, who resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in over 200 supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. Historically, the Russian government has permitted Brazilian producers to sell products in Russia based on transfers of unused quotas of other countries, particularly the United States and the European Union. However, the Russian government recently indicated that it will no longer allow Brazilian producers to rely upon the unused quotas of other countries. Because of this change in the Russian quota policy, we anticipate that we will sell lower volumes of pork and poultry products in Russia in 2006 and future years, which will negatively affect our net sales of products in this country. We intend to address this development by increasing sales of our products to other Eurasian countries, such as the Ukraine and Georgia, and in other regions.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships.

Africa, the Americas and Other Countries. We sell modest amounts of our products to several countries in Africa, South America and other regions, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. We are currently developing relationships with distributors in South America in order to expand our exports in this region. Our sales to many of these countries are subject to significant fluctuations in demand.

C. Organizational Structure

Perdigão S.A is a holding company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our principal subsidiaries as of December 31, 2005. For a complete list of our subsidiaries, see note 1 to our consolidated financial statements. All our subsidiaries are wholly owned.

Subsidiary	Jurisdiction of Organization	Business
Perdigão Agroindustrial S.A.	Brazil	Principal operating subsidiary
Crossban Holdings GMBH	Austria	Holding company for international subsidiaries
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary
Perdix International Foods Comércio Internacional Lda.	Portugal	Export distribution in the European Union

During 2005, the Company acquired 100% of Mary Loize Indústria de Alimentos Ltda and Mary Loize Indústria e Comércio de Rações Ltda. The acquired companies were renamed as Perdigão Agroindustrial Mato Grosso Ltda and Perdigão Mato Grosso Rações Ltda., respectively. Also during 2005, the Company acquired 100% of Incubatório Paraíso Ltda. The purchase price paid was R$8.0 million, assets acquired amounted to R$31.8 million, and liabilities assumed amounted to R$39.0 million. This resulted in goodwill of R$15.2 million. As these subsidiaries have not been legally merged into the Company, the goodwill was not amortized in 2005. In 2000 and 2001, the Company acquired 100% of Frigorífico Batávia S.A., remaining a goodwill to be amortized of R$1,0 million, in 2005.

D. Property, Plant and Equipment

Production

We have a number of production facilities throughout Brazil. We currently operate 16 meat processing plants, of which 13 are owned and the one of Mineiros-GO is under construction, 1 is leased and 2 operated under contracts with third parties (made to order); 12 hatcheries; seven animal feed mills ; and a soybean processing plant. We have organized our production facilities in five regional production units:  Videira and Herval d’Oeste, located in the State of Santa Catarina; Marau, located in the State of Rio Grande do Sul; Carambei, located in the State of Paraná; and Rio Verde, located in the State of Goiás. The Videira region includes the Videira, Salto Veloso and Lages facilities; the Herval d’Oeste region includes the Herval d’Oeste and Capinzal facilities; and the Marau region includes the Marau and Serafina Correa facilities. We also recently purchased production facilities in Nova Mutum, located in the State of Mato Grosso. These locations include poultry farms for breeding stock, hatcheries, slaughterhouses and processing plants, as well as feed-related facilities, which include grain storage facilities, feed mills and crushing and oil facilities in some units. We also operate 22 grain purchasing branches (7 of which we own), through which we purchase corn needed for our animal feed production.

The table below sets forth our owned production facilities.

Production Facility	Number	Activities
Capinzal, Santa Catarina	1	Poultry slaughtering (including Chester®); poultry and pork processing
Carambei, Paraná	1	Pork and poultry slaughtering (including turkey); chicken, turkey and pork processing
Herval D’Oeste, Santa Catarina	1	Pork slaughtering; pork processing
Lages, Santa Catarina	1	Pasta, pizza and cheese bread processing; beef processing
Marau, Rio Grande do Sul	3	Poultry and pork slaughtering; poultry and pork processing
Mineiros, Goiás(1)	1	Special poultry slaughtering and processing (turkey and Chester®)
Nova Mutum, Mato Grosso	1	Poultry slaughtering and processing
Rio Verde, Goiás	1	Poultry and pork slaughtering; poultry, pork, pies and pastry processing
Salto Veloso, Santa Catarina	1	Poultry, pork and beef processing
Serafina Correa, Rio Grande do Sul	1	Poultry slaughtering
Videira, Santa Catarina	1	Poultry and pork slaughtering and processing
Brasília, Distrito Federal(2)	1	Poultry and beef processing
Jataí, Goiás(3)	1	Poultry slaughtering
Cachoeira Alta, Goiás(3)	1	Cattle slaughtering

(1)             Under construction

(2)             Leased

(3)             Third party slaughtering and/or processing (made to order)

In Cachoeira Alta in the State of Goiás we produce beef cuts at a facility pursuant to industrial services contract that we signed with Arantes Alimentos Ltda, or “Arantes”, in September 2005. We purchase cattle from third parties and provide the cattle to Arantes, which slaughters the cattle and cuts and packages the beef to our specifications.

We also signed a contract with Gale Agroindustrial S.A. in December 2005 pursuant to which we provide live poultry to be slaughtered at a facility owned by Gale Agroindustrial S.A in Jataí in the State of Goiás. The Jataí facility is adjacent to the hatchery and breeding farm that we purchased in December 2005 from Gale Agroindustrial S.A.

Distribution

We operate 16 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased
Belo Horizonte, Minas Gerais	Owned
Brasilia, Distrito Federal	Owned
Campinas, São Paulo	Owned
Cubatão, São Paulo	Owned
Florianopolis, Santa Catarina	Owned
Fortaleza, Ceará	Owned
Manaus, Amazonas	Leased
São José dos Pinhais, Paraná	Leased
Marau, Rio Grande do Sul	Owned
Recife, Pernambuco	Leased
Rio de Janeiro, Rio de Janeiro	Owned
Rio Verde, Goiás	Owned
Salvador, Bahia	Owned
São Paulo, São Paulo	Owned
Videira, Santa Catarina	Owned
Vitoria, Espírito Santo	Owned

We also own administrative offices in São Paulo, in the state of São Paulo and Videira, in the state of Santa Catarina, and we lease an administrative office at the port of Itajaí, Santa Catarina. We lease six sales and distribution offices abroad.

Environment

Our activities are subject to stringent environmental laws and regulations at the local, state and federal levels regulating, among other things, the treatment and release of effluents and the management of industrial waste. In addition, our meat processing plants are subject to federal, state and/or local environmental licensing requirements.

Non-compliance with environmental laws and regulations may result in the imposition of administrative and criminal penalties against the violator, in addition to the obligation to indemnify for environmental damages. Administrative penalties may include notices, fines, temporary or permanent injunctions, suspension of subsidies from public agencies and temporary or permanent closure of a business. Criminal sanctions range from fines to imprisonment (individuals) or dissolution (legal entities). In addition, under Brazilian environmental law, the corporate structure of a company may be disregarded if this is deemed necessary to guarantee the payment of the costs related to environmental damage.

In 2005, we invested more than R$8.9 million in environment-related activities and operations, a 28.5% increase compared to 2004, including systems for treating effluents and gases and equipment for processing solid residues.

We maintain professionals with training in risk and waste management capable of prompt action in emergency situations. All our meat processing plants were built in compliance with applicable environmental laws relating to the disposal of effluents and waste. In addition, our Marau facility was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool which seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to the certification under ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series), respectively. The Salto Veloso and Capinzal units have ISO 9001 certification and the Capinzal and Marau units have EFSIS certification.  We are currently attempting for new certifications for our plants of Serafina Corrêa (ISO 9001, 14000 and 18001) and Videira (ISO 9001).

We have implemented an environmental policy based on assuring that our activities and growth are developed in harmony with the environment. We have an Environmental Coordination Committee, composed of members from different functions within our company, that oversees implementation of our environmental policy and monitors our environmental practices.

We not only comply with all the environmental precautions required in the way we conduct our operations, but we also take part in environmental conservation initiatives and run a waste recycling system in conjunction with our integrated outgrowers.

During the year, Perdigão expanded its research development and the implementation of advanced projects in environmental management for supporting the sustainable growth of the businesses. The Company has invested in energy conservation measures, in new energy efficiency alternatives, water re-cycling usage and in the treatment of animal manure and solid waste in addition to reforestation projects. Perdigão has also adapted its processes to comply with Brazilian and international certification food safety requirements under Brazilian legislation and according to the international certifiers. Food safety covers sanitary precautions including such as the use of antibiotics and exclusively strictly soybean-based animal feed mixtures, as well as the treatment of animal manure and respect for the principles of animal welfare.

In 2005, Perdigão began offering advice on Clean Development Mechanisms (CDM) to its integrated outgrowers in compliance with the requirements for the issue of carbon credit certificates under the Kyoto Protocol. The Company’s strategy is to ensure the long-term sustainability of its activities and its integrated outgrowers, as well as contributing to the reduction of green house gas emissions.

Water reuse is now a common practice in all the group industrial units. The amount of water saved would be sufficient to supply a city of sixty thousand inhabitants.

Perdigão’s industrial units have already seen the benefits from structural improvements, which have reduced losses from productive processes and minimized the generation of plastic, paper, glass and metal waste.

Perdigão has managed reforestation projects in areas adjacent to its industrial units for the extraction of firewood for use in its boilers. In December 2005, the Company reported 9,700 hectares of forest plantations located either on its own land or on third-party land.

All industrial units are now operating under the Perdigão Energy Conservation Program (Procep). In 2005, the Company continued to develop its project to recover energy from industrial process reject heat. This project is to be concluded in 2006 and will be responsible for heating all the water used in the industrial units, corresponding to savings of R$3 million in energy costs, as well as  being positive for the environment.

Although we endeavor to comply with all environmental laws and regulations, we were required to enter into environmental agreements with the Brazilian government relating to past non-compliance with certain environmental licensing requirements governing the management of solid waste and effluents and the use of transgenics. Under these agreements, we must, among other things, maintain procedures designed to prevent the accidental use of transgenics and must remediate contaminated soils. If we do not comply with these obligations, we may be subject to the imposition of daily fines.

Insurance Coverage

The main insurance coverage the following: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,395,392, b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products under the Perdigão and Batavo brands in the domestic market and under the Perdix, Fazenda, Borella, Confidence and other brands in our export markets, as described in “—Sales and Distribution—Marketing”. We also use several brands for specific products or product lines. In the domestic market, these brands include Chester®, Turma da Mônica, Confiança, Escolha Saudável, Toque de Sabor (for lasagnas) and Appreciatta (for pizzas). We license the Batavo and Turma da Mônica brands under licensing agreements that expire in 2013.

In our export markets, these include Halal (in the Middle East other than Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in several Middle Eastern countries).

Regulation

The Brazilian Ministry of Agriculture regulates our activities through the Secretaria de Defesa Agropecuária (Secretary for Agriculture and Cattle Breeding Defense) and the Departamento de Inspeção de Produtos Animais (Animal Products Inspection Department). Under applicable regulations, facilities that handle animal products must obtain permits and authorizations from the Serviço de Inspeção Federal da Delegacia Federal do Ministério da Agricultura, Pecuária e Abastecimento (Federal Inspection Service of the Federal Office of the Ministry of Agriculture), including an a license to operate each facility, and must submit to periodic monitoring by the Brazilian state where the facility is located.

In addition, animal products are required to be identified using labels that have been registered with or approved by the Ministry of Agriculture. Ready-to-eat products that contain animal ingredients are also subject to technical, chemical and microbiological inspections. Violations of regulations of animal products may give rise to criminal penalties, fines, seizure of products or temporary suspensions or permanent injunctions of a company’s activities.

4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating and Financial Review and Prospects

Overview

We are one of Brazil’s largest food companies, with a focus on poultry, pork and processed foods. We are a vertically integrated business that produces around 2,000 SKUs, which we distribute to customers in Brazil and over 100 other countries. Our products include:

•                  frozen whole and cut chickens;

•                  frozen pork cuts and, beginning in late 2005, beef cuts;

•                  processed food products, such as the following:

➢                          marinated frozen whole and cut chickens, turkeys and roosters (sold under the Chester ® brand);

➢                          specialty meats, such as sausages, ham products, bologna, frankfurters, bacon and other smoked products and salamis;

➢                          frozen processed meats, such as breaded meat , hamburgers, cooked chicken cuts, meatballs and kibes (a type of Middle Eastern beef patty popular in Brazil) and a vegetarian line;

➢                          frozen prepared entrees, such as lasagnas and pizzas, as well as other frozen foods, including vegetables, cheese bread, pies, pastries, margarines; and

➢                          soy meal and refined soy flour, as well as animal feed.

We are the leading producer of specialty meats in Brazil, with a market share of approximately 25%, and the second largest producer of frozen processed meats, with a market share of approximately 34%, in each case based on production volumes, according to A.C. Nielsen do Brasil S.A. We operate 16 meat processing plants (of which 13 are owned, 1 is leased and 2 operated under contracts with third parties), 12 hatcheries, seven feed mills and a soybean processing plant.

We were the second largest Brazilian exporter of poultry products, based on export sales volumes in 2005, and are among the largest such exporters in the world. We were also the second largest Brazilian exporter of pork products, based on export sales volumes in 2004, and we recently began to sell beef products.

Our results of operations, financial condition and liquidity have been, and will continue to be, influenced by a variety of factors, including:

•                  Brazilian economic conditions;

•                  the effect of trade barriers and other import restrictions;

•                  concerns regarding avian influenza and other animal diseases;

•                  the effect of demand in our export markets on supply in the domestic market, including the effect of actions by our major Brazilian competitors and of temporary increases in supply by producers in other countries;

•                  commodity prices;

•                  exchange rate fluctuations and inflation;

•                  interest rates; and

•                  freight costs.

We describe these factors in greater detail below.

Brazilian Economic Conditions

Growth rates in the Brazilian economy have varied considerably in recent years. GDP growth was 0.5% in 2003 and 4.9% in 2004 and,  2.3% in 2005. Although the Brazilian economy has shown positive growth trends in the past two years, the economy has been affected by adverse factors in recent years, including:

•                  the 2001 energy crisis and the measures taken by the Brazilian government to reduce electricity consumption;

•                  uncertainty about Brazil’s political and economic future in the period before and immediately after Brazil’s presidential elections in October 2002;

•                  economic and political uncertainties in Argentina, Venezuela and certain other Latin American countries;

•                  the global economic downturn from 2001 to 2003, the impact of the ongoing war in Iraq and the weakness of the U.S. dollar against other currencies; and

•                  the continued rise of oil prices.

The sharp devaluation of the real that occurred in the second half of 2002 heightened concerns over a return to high inflation in Brazil. The monetary authorities under the former government and the current government acted quickly to increase interest rates through the end of 2002, which restricted credit available to the economy and, consequently, its growth. Since 2003, the devaluation of the U.S. dollar against other currencies, as well as the conservative monetary and fiscal policies of the current government, has led to an appreciation of the real in relation to the U.S. dollar. Although interest rates decreased somewhat in 2003, the Central Bank again began to raise interest rates in late 2004 amid inflation concerns, and interest rates continued to fluctuate through the beginning of 2006. In May 2006, the basic interest rate was 15.25%.

The Brazilian economy remains highly susceptible to political and economic changes in Brazil, in other emerging markets and in the global economy. Brazilian macroeconomic factors also have a direct effect on domestic demand for our products. For example, demand for our specialty meats, frozen processed meats and other frozen foods among the lower tiers of Brazilian society is significantly affected by levels of disposable income. After significant decreases in real income from 1998 through 2004, real income is projected to have grown slightly in 2005 and to continue to increase gradually in the coming years. The average unemployment rate in Brazil in 2005 was also lower than in 2003 and 2004. In addition, we expect that the percentage of disposable income dedicated to durable goods will gradually decrease, increasing the income available for food and other non-durable goods. All these trends could have a favorable effect on domestic demand for our products in the next few years. However, current projected increases in disposable income may not materialize due to external economic factors or changes in the Brazilian government’s macroeconomic policies. See “Risk Factors—Risks Relating to Brazil—Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations”.

Effects of Trade and Other Barriers

We monitor trade barriers and other import restrictions in poultry and pork and beef markets outside Brazil because these restrictions significantly affect demand for our products. See “Risk Factors—Risks Relating to Our Business and Industry—Increasing protectionist measures among Brazil’s trade partners may negatively affect our results of operations”. In the short term, we must respond quickly to the imposition of new restrictions (including temporary health-related restrictions) by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long term, these restrictions affect the rate of growth of our business.

Avian Influenza and Other Animal Diseases

Although there have been no reported cases of avian influenza in Brazil, we have noticed a recent decrease in global demand for poultry products due to concerns over the spread of this disease. In the first semester 2006 the demand for our poultry products has been lower, resulting in lower net sales of such products in Brazil and in export markets, which we expect to negatively affect our overall financial performance in this semester as compared to the corresponding period in 2005. If few new cases of avian influenza in humans occur around the world, and assuming that this disease does not mutate so as to be communicable from human to human, we expect global demand for poultry products to begin to  recover in the second semester of 2006. However, if there are significant numbers of new bird flu cases in humans, even if they do not occur in any of our markets, then demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. In addition, the Brazilian Ministry of Agriculture announced a plan* for the prevention of outbreaks of avian influenza and Newcastle disease in January 2006, and this plan contemplates the gradual implementation of sanitary inspections for poultry products and byproducts transported between Brazilian states, education of workers and upgrading of production facilities.  The Plan has been recently published by the Agriculture Ministry for a 30-day public consultation until March 21, 2006 and it has currently been under implementation.

* Plano Nacional de Controle e Prevenção da Doença de Newcastle e de prevenção da Influenza Aviária.

Demand in our export markets can similarly be influenced by other animal diseases. For example, there are currently bans for some Brazilian States to export pork to Russia, the largest importer of Brazilian pork, and South Africa due to cases of foot-and-mouth disease affecting cattle in two states in Brazil. Although we do not raise hogs in Mato Grosso do Sul, these bans affect Brazilian imports. We do raise hogs in Paraná at our Carambeí plant — approximately 12% of our total hog production.  In the second quarter 2006 Russia reopened the pork imports from Rio Grande do Sul state.

Effect of Export Market Demand on the Domestic Market

Fluctuations in demand for poultry, pork and beef products in our export markets often have an indirect effect on supply and selling prices for those products in the domestic market. When concerns about global outbreaks of animal diseases, imposition of trade barriers and other factors lead to a reduction of demand in key export markets, we and our principal Brazilian competitors in those markets often attempt to redirect those products to the domestic market. The resulting increases in supply in the domestic market generally lead to a decrease in selling prices, which affects our net sales in the domestic market. In this regard, we closely monitor the actions of our major competitors because, among other things, their responses to import restrictions in key markets, Brazilian economic conditions and other factors can significantly influence demand and supply both in the domestic market and our export markets. In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soymeal, soybeans and corn, which we use to produce substantially all our own animal feed. Purchases of soy meal, soybeans and corn represented approximately 26% of our cost of sales in 2005 and 32% in 2004. Although we produce most of the hogs we use for our pork products, we purchased approximately 19% of our hogs from nearby producers and an additional 24% on the spot market in 2005. In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market and fluctuate like the prices of commodities. We currently expect commodity prices generally to decrease somewhat in 2006, which could lower our costs but could also exert pressure on the selling prices of many of our products.

The following graph illustrates the movements in the price of corn in Cascavel in the State of Paraná over the period indicated, as reported by FNP Consultoria.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná over the period indicated, as reported by FNP Consultoria

Effects of Exchange Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M:

	Years ended December 31,
	2005	2004	2003	2002	2001	2000
Appreciation (devaluation) of the real against. U.S. dollar	11.8%	8.1%	18.2%	(34.3)%	(15.7)%	(8.5)%
Period-end exchange rate (U.S.$1.00)	R$2.34	R$2.65	R$2.89	R$3.53	R$2.33	R$1.96
Average (daily) exchange rate (U.S.$1.00)(1)	R$2.44	R$2.93	R$3.08	R$2.92	R$2.35	R$1.83
Inflation (INPC) (2)	5.1%	6.1%	10.4%	14.7%	9.4%	5.3%
Inflation (IPCA) (3)	5.7%	7.6%	9.3%	12.5%	7.7%	6.0%
Inflation (IGP-M) (4)	1.2%	12.4%	8.7%	25.3%	10.4%	10.0%

Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1)             The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

(2)             The National Consumer Price Index (Índice Nacional de Preços ao Consumidor), or “INPC”, is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, measuring inflation for families with income between one and eight minimum monthly wages in eleven metropolitan areas of Brazil.

(3)             The National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA”, is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

(4)             The General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M”, gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getuúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

Our results of operations and financial condition are significantly affected by movements in the exchange rate to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies therefore decreases the value of our net sales from exports in reais. Our export volumes increased 13.6% from 2004 to 2005, for example, but our net sales from exports increased only 4.0%, primarily due to the 17.3% appreciation of the real against the U.S. dollar in 2005.

The prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the

U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$1,291.2 million at December 31, 2005, representing approximately 77% of our total consolidated indebtedness. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant depreciation of the real in relation to the U.S. dollar or other currencies would make it more costly in real terms to meet debt service requirements of our foreign currency-denominated obligations.

Our results of operations and financial condition historically have also been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with our suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs. The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to long-term contracts that contain periodic inflation adjustments according to the IGP-M index. In the last three years, our costs and expenses were readjusted, on average, at levels lower than those of the variation of the IGP-M index in the same period.

Effect of Interest Rates on Our Financial Condition

Our financial expenses are significantly affected by movements in Brazilian and foreign (Libor) interest rates because 77% of our total indebtedness of R$1,674.0 million at December 31, 2005 was subject to floating interest rates, either because it was denominated in reais and subject to Brazilian floating interest rates or because it was  dollar denominated and subject to Libor. The two primary interest rates to which we are subject are the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP”, which applies to our long-term debt from the BNDES, and the Interbank Deposit Certificate Rate (Certificados Depositários Interbancários), or “CDI” rate, which applies to our currency swaps and some of our other long-term debt. The TJLP rate was 9.75% in 2005, 9.80% in 2004 and 11.48% in 2003, and the CDI rate was 19.01% in 2005, 16.16% in 2004 and 23.26% in 2003.

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our export customers represents a significant cost and is affected by fluctuations in the price of oil. For our export goods, we ship many of our goods CIF (cost, insurance and freight) or,  DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs and our operating expenses. Fluctuations in exchange rates also significantly affect our international transportation costs.

Share Reclassification and Related Share Split

In February 2006, we announced a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares, and a related three-for-one share split of our common shares. Our board of directors approved the share reclassification and share split on February 17, 2006, and our shareholders (common and preferred) voted on the share reclassification and share split at a shareholders’ meeting that took place on March 8, 2006. The share reclassification and share split became effective on April 12, 2006. Our share capital now consists solely of common shares. The per share data, in U.S. GAAP, included in Note 21 of the financial statements in this form have been adjusted, reflecting the share reclassification and the share split.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net Sales

Our net sales increased 5.4% to R$5,145.2 million in 2005 from R$4,883.3 million in 2004 due to the good performance of frozen and chilled product sales (poultry, pork and processed meat), which increased 11.2% in 2005 compared to 2004. Domestic sales volumes for these products increased 8.4% and export markets 13.6% in 2005 compared to the previous year. Increases in sales volumes  contributed to reduce the impact in lower average selling prices mainly due to the effects of the appreciation of the real against the U.S. dollar and euro on selling prices in our export markets.

Deductions from gross sales to calculate net sales increased 6.4%, higher than the increase in net sales, mainly because of increases in expenses from PIS and COFINS and ICMS taxes on our domestic sales.

Domestic Market

Net sales from the domestic market increased 7.1% to R$2,312.4 million in 2005 from R$2,158.6 million in 2004. The increase in net sales from poultry and processed foods more than offset the effect of the sale in July 2005 of our soybean oil plant in Marau in the State of Rio Grande do Sul, which had previously accounted for approximately 3% of total net sales, as well as the effect of a decrease in net sales from pork.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
Domestic Market	2005	2004	Change	2005	2004	Change	2005	2004	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)
Poultry	150.1	110.2	36.2	49.3	34.5	42.6	3.05	3.19	(4.5)
Pork(1)	30.3	35.7	(15.1)	10.0	11.6	(14.0)	3.04	3.07	(1.2)
Processed foods	1,890.7	1,710.2	10.6	517.7	486.1	6.5	3.65	3.52	3.8
Other	241.4	302.5	(20.2)	119.8	146.6	(18.3)	—	—	—
Total	2,312.5	2,158.6	7.1	696.8	678.8	2.6	3.59	3.49	2.9

(1)             Includes small amounts of beef cuts in 2005.

Poultry.  Domestic net sales of poultry products (frozen whole and cut chicken) increased 36.2% in 2005, because of increases in sales volumes from production at the Nova Mutum poultry facility we acquired in July 2005 and the Jataí poultry facility that we began operating in December 2005.  Although we ultimately intend to sell more of the production of the Nova Mutum facility in our export markets, we sold most of the whole chickens produced at this facility in 2005 in the domestic market as we brought the facility up to the technical specifications of our export customers.  The increase in sales volumes more than offset the 4.5% decrease in average selling prices on account of higher volumes of whole chicken in the product mix.

Pork.  Domestic net sales of pork cuts decreased 15.1% in 2005, primarily due to redirection of pork cuts to our export markets, where we are generally able to achieve higher margins.  Sales volumes decreased 14.0% for similar reasons.  Average selling prices in the domestic market decreased mainly because of higher sales of salty pork rather than frozen products, thus affecting mix.  In December 2005, we introduced a new line of beef cuts  which is added together with pork cuts, due to the low volumes of this product sold during the year.

Processed Foods.  Domestic net sales of processed foods increased 10.6%, due to increased sales volumes of 6.5% to all distribution channels and new clients  and an improvement in the mix of products, particularly in frozen and specialty meats. Average selling prices also increased due to higher sales volumes of value added products.

Other.  Domestic net sales of soy meal, refined soy flour and animal feed decreased 20.2% in 2005, primarily because we sold our Marau soybean oil plant in July 2005, leading to a 33.7% decrease in net sales from soy products.  Average selling prices for our soy products also dropped due to decreases in worldwide soybean prices.

Export Markets

Net sales from exports increased 4.0% to R$2,832.7 million in 2005 from R$2,724.7 million in 2004.  Sales volumes increased 13.6%, primarily due to increases in exports of frozen and chilled products (pork cuts, processed products and, to a lesser degree, poultry cuts and whole chickens).  These increases in sales volumes reflected the continuing expansion of our international distribution network and the efforts of our international sales offices, as well as the further penetration of our existing export markets.

The following table provides a breakdown of changes in net sales, volumes and prices in our export markets.

	Net Sales			Sales Volumes			Selling Prices
Export Markets	2005	2004	Change	2005	2004	Change	2005	2004	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)
Poultry	1,651.0	1,721.7	(4.1)	453.5	441.2	2.8	3.64	3.90	(6.7)
Pork(1)	578.3	456.2	26.8	120.2	91.4	31.5	4.81	4.99	(3.6)
Processed foods	601.6	543.0	10.8	118.3	76.4	54.7	5.09	7.10	(28.4)
Other	1.7	3.7	(53.1)	0.2	0.4	(41.4)	—	—	—
Total	2,832.7	2,724.7	4.0	692.2	609.4	13.6	4.09	4.47	(8.5)

(1)             Includes small amounts of beef cuts in 2005.

Poultry.  Export net sales of poultry products decreased 4.1% in 2005, due to the effect of the 17.3% appreciation of the real against the U.S. dollar in 2005, which caused a reduction in export sales revenues in reais.  Sales volumes increased 2.8% in 2005 and average selling prices in U.S. dollars also increased, but average selling prices in reais decreased 6.7% due to the appreciation of the real.  Sales volumes decreased in the fourth quarter, after increasing in the previous three quarters, in view of depressed demand owing to concerns about the spread of avian influenza.

Pork.  Export net sales of pork products increased 26.8% in 2005, primarily due to significant increases in sales volumes to Russia and other countries in Eurasia. Average selling prices decreased somewhat due to the appreciation of the real against the U.S. dollar.  In addition, we began sales of beef cuts in December 2005 which currently are reported with pork cuts because we are not yet selling significant volumes of this product.

Processed Foods.  Export net sales of processed foods increased 10.8% in 2005 and sales volumes increased by 54.7%, in line with our strategy of focusing on the expansion of exports of processed foods.  We increased our sales to new markets and new customers, particularly in Europe, Eurasia and Venezuela.  Our average selling prices decreased significantly, primarily because of the appreciation of the real against the U.S. dollar and euro and also because we introduced new specialty meat items (bologna and frankfurters) with lower relative prices when compared to those of frozen products.

Other.  Export net sales of our other products were not significant, amounting to R$1.7 million in 2005.

With respect to our main export markets, sales volumes to Europe increased 15.2% from 2004 to 2005, due in part to changes in our product mix, but net sales from exports to Europe decreased 6.2% due to the appreciation of the real against the euro, the pound sterling and the U.S. dollar.  Sales volumes to the Far East increased 6.9%, due to increased sales to China, Singapore and Japan and selling prices increased in U.S. dollar terms, although net sales from exports to the Far East decreased 2.8% due to the appreciation of the real against the U.S. dollar.  Sales volumes to Eurasia increased 32.5% and net sales increased 32.4% due to strong demand in Russia, especially for pork cuts and processed foods.  Sales volumes to the Middle East increased 1.9% and net sales increased 1.1%, reflecting consistent demand and tighter supply in the local market due to sanitary issues and higher costs.  Finally, sales volumes to Africa, the Americas and other countries increased 31.6% and net sales increased 21.5%, due primarily to increased sales of processed foods and diversification of the customer base.

Cost of Sales

Our cost of sales includes the costs of labor at our production facilities; raw materials (including corn, soy meal, soybeans, hogs, sausage casings, micronutrients for feed and other raw materials); packaging; breeder eggs and breeder hogs; transportation of raw materials to our production facilities; and depreciation, amortization and depletion relating to our production facilities.

Our cost of sales increased 4.3% to R$3,685.9 million in 2005 from R$3,532.4 million in 2004.  As a percentage of net sales, our cost of sales decreased to 71.6% of net sales in 2005 from 72.3% of net sales in 2004.  Among the reasons for this relative decrease was a significant decrease in the prices of soybeans, soy meal, corn and hogs.  The decrease in our cost of sales as a percentage of net sales also reflects increases in the productivity of our operations, particularly our production in the central-west region of Brazil.  These decreases were offset by increases in labor costs reflecting ordinary wage adjustments and the additional manpower hired in connection with capacity increases at our plants and increases in costs of packaging, freight and electricity.

Gross Profit and Gross Margin

Our gross profit increased 8.0% to R$1,459.3 million in 2005 from R$1,350.9 million in 2004 due to the increased net sales in both the domestic and export markets described above, as well as the reduction in our cost of sales as a percentage of net sales.  Our gross margin (gross profit as a percentage of net sales) was 28.4% in 2005, compared to 27.7% in 2004.

Operating Expenses

Our operating expenses consist of selling expenses; general and administrative expenses; and management compensation.  Our selling expenses include the costs of shipping of our products from our production facilities to our customers; labor of our sales personnel; marketing; and warehousing of our products.  Our general and administrative expenses include labor costs of our administrative personnel, energy and maintenance.

Operating expenses increased 7.0% to R$912.0 million in 2005 from R$852.6 million in 2004.  As a percentage of net sales, operating expenses were 17.7% in 2005, compared to 17.5% in 2004.  The increase in operating expenses occurred primarily because of an increase in freight costs recorded in selling expenses due to increases in oil prices and an increase in our customer base.  In addition, labor costs recorded as selling expenses and general and administrative expenses increased due to ordinary wage and salary adjustments.  Our operating expenses were also affected in the fourth quarter by an agricultural inspectors’ strike that delayed shipments and therefore resulted in higher warehousing costs, as well as by heavy rainfall in the third quarter that interrupted loading of our products for several days at the Itajaí port in the State of Santa Catarina, from which we export the majority of our products.  The effect of these increases was partially mitigated by active management of logistics costs, most recently through the implementation of the first stages of our ATP – Perdigão Total Service program.

Operating Income

Operating income before financial expenses increased 9.8% to R$547.2 million in 2005 from R$498.3 million in 2004,  reflecting good sales volumes, improved product mix and a reduction in costs. This result was achieved despite the impact of exchange rate appreciation on export revenues.

The operating margin in 2005 was 10.6% against 10.2% reported in the previous year.

Operating income in our domestic market segment decreased 1.0% to R$189.3 million in 2005 from R$191.4 million in 2004, primarily due to increases in  operating expenses and the decreases in net sales of pork cuts described above.  This decrease was partially offset by the effect of increased net sales from poultry products and other products.  Operating income in our export market segment increased 16.6% to R$357.9 million in 2005 from R$306.9 million in 2004, primarily due to decreases in costs  and increasing volumes sold in the export market.

Financial Expenses

Our net financial expenses decreased 29.8% to R$82.7 million in 2005 from R$117.8 million in 2004, primarily because we recorded a gain in 2005 when we repaid at a discount certain long-term debt and because we had virtually no financial expenses relating to fixed price grain contracts in 2005, compared to R$18.3 million of such expenses in 2004.  This decrease was partially offset by the R$41.9 million increase in financial expenses we recorded due to the reduction in book value, in real terms, of investments held by our foreign subsidiaries due to the appreciation of the real against the U.S. dollar.

Income Tax and Social Contribution

Income tax and social contribution increased 32.1% to R$62.5 million in 2005 from R$47.3 million in 2004 due primarily to the increase in income before income tax and social contribution.  Our effective tax rate was 13.9% of income before income tax and social contribution in 2005, compared to 12.8% of income before income tax and social contribution in 2004.  In Brazil, the statutory income tax rate is 34% and includes income tax (Imposto de Renda de Pessoa Jurídica), or “IRPJ”, and social contribution (Contribuição Sobre o Lucro Líquido), or “CSLL”.  The effective tax rate differs from the statutory tax rate primarily because interest on shareholders’ equity, which was equivalent to 7.1% and 7.0% of income before income tax and social contribution in 2005 and 2004, respectively, is deductible for tax purposes, and because the tax rates on earnings for our foreign subsidiaries, which were equivalent to 15.6% and 14.6% of income before income tax and social contribution in 2005 and 2004, respectively, differ from the Brazilian statutory rate.  Without these two effects, the effective tax rate would have been 36.6% and 34.4% for 2005 and 2004, respectively, which is similar to the statutory rate.

Net Income

Our net income increased 22.1% to R$361.0 million in 2005 from R$295.6 million in 2004 due to an aggressive sales campaign, improvement in production process and reduction in costs.  Our net margin (net income as a percentage of net sales) was 7.0% in 2005, compared to 6.1% in 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net Sales

Our net sales increased 27.7% to R$4,883.3 million in 2004 from R$3,825.2 million, primarily due to growth in sales of poultry products and, to a lesser degree, pork products in our export markets, as well as growth in sales of processed foods in the domestic market, reflecting the Company’s good export market performance and an improved product mix in the domestic market.

Deductions from gross sales in order to reach net sales increased 25.3%, primarily because of increases in expenses from PIS and COFINS taxes assessed on our domestic sales.

Domestic Market

Net sales from the domestic market increased 7.4% to R$2,158.6 million in 2004 from R$2,009.8 million in 2003, mainly because of  the growth in net sales from processed foods.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
Domestic Market	2004	2003	Change	2004	2003	Change	2004	2003	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)
Poultry	110.2	114.7	(3.9)	34.5	36.7	(5.9)	3.19	3.12	2.2
Pork	35.7	31.4	13.5	11.6	12.6	(8.2)	3.07	2.49	23.6
Processed foods	1,710.2	1,560.1	9.6	486.1	452.0	7.6	3.52	3.45	1.9
Other	302.5	303.6	(0.3)	146.6	145.2	1.0	—	—	—
Total	2,158.6	2,009.8	7.4	678.8	646.5	5.0	3.49	3.40	2.5

Poultry. Domestic net sales of poultry products decreased 3.9% in 2004, primarily due to redirection of poultry cuts to our export markets, where we are generally able to achieve better margins. Average selling prices for poultry products increased only 2.2% reflecting higher sales volumes of chicken cuts directed to export markets.

Pork. Domestic net sales of pork products increased 13.5% in 2004, showing a significant increase in average selling prices. Average selling prices increased 23.6%, primarily due to decreases in supply in the domestic market as we and other major producers redirected products to export markets and due to increased purchases of hogs on the spot market to use in producing our pork products.

Processed Foods. Domestic net sales of processed foods increased 9.6% in 2004, primarily due to increased sales volumes to new and existing customers. Much of the increase focused on cheaper specialty meats rather than more expensive marinated products and frozen prepared entrees, driven in part through the decrease in real per capita incomes in Brazil through 2004.

As part of our growth strategy for our domestic market, we increased our efforts in 2004 to broaden our product portfolio and upgrade our distribution channels, with a particular focus on food service and retail customers. In addition, as part of our seventieth anniversary commemorations, we launched a special advertising campaign to promote our corporate brand, and we undertook product-specific marketing campaigns during traditional holiday periods, including our Chester® roosters and Linha Ouro line of specialty meats. Food service customers accounted for 8.6% of our volumes sold in 2004, compared to 8.1% in 2003, because of our marketing to these customers.

Other. Domestic net sales of our other products remained relatively flat at R$302.5 million in 2004, compared to R$303.6 million in 2003.

Export Markets

Net sales from exports increased 50.1% to R$2,724.7 million in 2004 from R$1,815.4 million in 2003, primarily due to growth in sales of in natura poultry and pork. Sales volumes of frozen and chilled products increased 23.6%, with sales volumes of higher value-added processed food products increasing 17.6% and net sales from such products increasing 17.7%. Sales of processed pork products, in particular, grew significantly in Eurasia, Hong Kong and Singapore. Growth in sales of processed and marinated products was partially offset by a lower profit margin on those products because of a surplus of imports of cooked products from Thailand in the European market and competition from specialty meat products with a lower unit price.

In 2004, we benefited, in part, from increased demand for Brazilian meat products in the international market due to instances of avian influenza in certain other major producing areas of the world, especially Asia.

The following table provides a breakdown of changes in net sales, volumes and prices in our export markets.

	Net Sales			Sales Volumes			Average Selling Prices
Export Markets	2004	2003	Change	2004	2003	Change	2004	2003	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)
Poultry	1,721.7	1,111.7	54.9	441.2	362.4	21.7	3.90	3.07	27.2
Pork	456.2	240.2	90.0	91.4	64.4	41.9	4.99	3.73	33.9
Processed foods	543.0	461.2	17.7	76.4	65.0	17.6	7.10	7.09	0.1
Other	3.7	2.4	56.4	0.4	1.2	(64.9)	—	—	—
Total	2,724.7	1,815.4	50.1	609.4	493.0	23.6	4.47	3.68	21.4

Poultry. Export net sales of poultry products increased 54.9% in 2004, primarily due to significant increases in exports to Japan after the outbreak of avian influenza in early 2004 in Thailand led Japan to ban imports of uncooked poultry products from that country. Increased sales volumes to Japan and, to a lesser degree, to Europe more than offset the effects of lower consumer demand in Asia outside of Japan due to concerns over avian influenza. Average selling prices increased, primarily due to a decrease in supply of uncooked products from Thailand, partially offset by downward pressure on prices for cooked poultry products in Europe after Thailand shifted its production toward cooked products for the European market. The increase in average selling prices was also limited by the 8.1% year-on-year appreciation of the real against the U.S. dollar in 2004.

Pork. Export net sales of pork products increased 90.0% in 2004, primarily due to significant increases in sales volumes and average selling prices for exports to Eurasia. Although Brazilian pork products were subject to an import ban in Russia for a few months in 2004 due to an outbreak of foot and mouth disease in the State of  Pará, in the Amazon region of Brazil, where we do not have operations, we were able to shift exports to Ukraine and other Eurasian countries. In addition, demand in Russia began to increase again after the import ban was lifted. Average selling prices increased due to these increases in demand and due to favorable shifts in our product mix, partially offset by the effect of the appreciation of the real against the U.S. dollar.

Processed Foods. Export net sales of processed foods increased 17.7% in 2004, primarily due to increased sales volumes of frozen prepared meats and marinated products. Average selling prices remained relatively constant because of a shift in the mix of products sold toward —products with lower prices, such as bologna.

Other. Export net sales of our other products increased slightly from R$3.7 million in 2004 from R$2.4 million in 2003 but remained a small fraction of our export net sales.

With respect to our primary export markets, sales volumes to Europe increased 6.8% and net sales increased 26.4% in 2004 in spite of weakness in demand in this market resulting from increased supply of cooked poultry products from Thailand. In the Far East, sales volumes increased 23.6% and net sales increased 76.7%, primarily due to significant increases in demand in Japan, where sales volumes prices were inflated in the first half of the year due to concerns over avian influenza. In Eurasia, sales volumes increased 18.3% and net sales increased 74.1%, reflecting increases in demand in Russia and other countries in spite of the temporary restrictions on imports of Brazilian pork in place during part of 2004. In the Middle East, sales volumes increased 39.8% and net sales increased 32.6%, primarily due to consistent demand. Finally, sales volumes to Africa, the Americas and other countries increased 35.5% and net sales increased 77.7%, primarily due to the expansion of our customer base resulting from increased sales efforts in these regions.

Cost of Sales

Our cost of sales increased 26.1% to R$3,532.4 million in 2004 from R$2,802.3 million in 2003. As a percentage of net sales, our cost of sales decreased to 72.3% of net sales in 2004 from 73.3% of net sales in 2003. The increase in our cost of sales in absolute terms was a consequence of the increased sales volumes in 2004, as well as a significant increase in the price of hogs acquired from third parties and increases in the prices of corn, soybeans and beef used in our processed foods. The cost of packaging increased 11.0%, and energy costs also increased. Payroll costs rose, primarily due to annual inflation adjustments and to the higher number of employees required to this level of production. As a percentage of net sales, however, our cost of sales decreased, primarily because the portion of our increased costs that was payable in U.S. dollars was partially mitigated by the effects of the 8.1% appreciation of the real against the U.S. dollar.

Gross Profit and Gross Margin

Our gross profit increased 32.1% to R$1,350.9 million in 2004 from R$1,022.9 million in 2003 due to the increased net sales in both our export markets and the domestic market described above. The gross margin improved to 27.7% in 2004 against 26.7% in 2003.

Operating Expenses

Operating expenses increased 15.9% to R$852.6 million in 2004 from R$735.5 million in 2003. As a percentage of net sales, operating expenses were 17.5% in 2004, compared to 19.2% in 2003. This decrease as a percentage of net sales occurred primarily because of improvements in the management of our logistics costs. These effects more than offset increases in the expenses of marketing, the expansion of our European distribution network, electricity, freight and port service charges.

Operating Income

Operating income before financial expenses increased 73.4% to R$498.3 million in 2004 from R$287.3 million in 2003, due to the increase in gross profit from period to period and the decrease in financial expenses described above.

Operating income in our domestic market segment increased 29.3% to R$191.4 million in 2004 from R$148.0 million in 2003, primarily due to increases in net sales of processed foods, as well as decreases in costs relating to our production costs. Operating income in our export market segment increased 120.2% to R$306.9 million in 2004 from R$139.4 million in 2003, primarily due to the increases in net sales of poultry and pork products.

Financial Expenses

Net financial expenses decreased 14.5% to R$117.8 million in 2004 from R$137.8 million in 2003, primarily due to reductions in our indebtedness. This decrease was partially offset by the R$23.6 million increase in financial expenses we recorded due to the reduction in book value, in real terms, of inventory and other assets held by our foreign subsidiaries due to the appreciation of the real against the U.S. dollar.

Income Tax and Social Contribution

Income tax and social contribution increased to R$47.3 million in 2004 from R$12.4 million in 2003. Our effective tax rate was 12.8% of income before income tax and social contribution in 2004, compared to 8.5% of income before income tax and social contribution in 2003. The effective tax rate differs from the statutory tax rate primarily because interest on shareholders’ equity, which was equivalent to 7.0% and 8.4% of income before income tax and social contribution in 2004 and 2003, respectively, is deductible for tax purposes, and because the tax rates on earnings of our foreign subsidiaries, which were equivalent to 14.6% and 16.4% of income before income tax and social contribution in 2004 and 2003, respectively, differ from the Brazilian statutory rate. Without these two effects, the effective interest rate would have been 34.4% and 33.3% for 2004 and 2003, respectively, which is similar to the statutory rate.

Net Income

Net income increased 139.3% to R$295.6 million in 2004 from R$123.6 million in 2003 as a reflection of the Company’s performance, ongoing investments program and export opportunities. Our net margin increased to 6.1% in 2004 from 3.2% in 2003.

        Reconciliation with U.S. GAAP

Our net income in accordance with Brazilian GAAP was R$361.0 million in 2005, R$295.6 million in 2004 and R$123.6 million in 2003. Under U.S. GAAP, we would have reported net income of R$356.5 million in 2005, R$292.2 million in 2004 and R$98.2 million in 2003.

Our shareholders’ equity in accordance with Brazilian GAAP was R$1,222.8 million at December 31, 2005 and R$970.1 million at December 31, 2004. Under U.S. GAAP, we would have reported shareholders’ equity of R$1,196.1 million at December 31, 2005 and a shareholders’ equity of R$950.9 million at December 31, 2004.

The financial statements of the Company are prepared in accordance with the accounting principles adopted in Brazil, which comply with those prescribed by Brazilian Corporate Law and specific standards established by CVM and IBRACON. Note 3 summarizes the principal accounting practices adopted by the Company. Accounting practices, which differ significantly from U.S. GAAP, are summarized below:

(a) Supplementary inflation restatements in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (collectively “Permanent assets”) and shareholders’ equity, and reported the net charge or credit in the statement of operations.

However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only beginning on January 1, 1998. Therefore, the financial information for purposes of U.S. GAAP for the two-year period ended

December 31, 1997 included additional inflation restatement adjustments made by applying the IGP-M (General Price Index —Market) to permanent assets and shareholders’ equity.

For purposes of the U.S. GAAP reconciliation (set forth in Note 21.2), shareholders equity, at December 31, 2005 and 2004 has been increased due to the additional inflation restatement adjustments, net of depreciation and net income has been adjusted for the resulting depreciation charges for the years ended December 31, 2005, 2004 and 2003.

(b) Revaluation of property, plant and equipment

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

For U.S. GAAP purposes, the revaluation of fixed assets and the related deferred tax effects have been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. In addition, the depreciation of such revaluation charged to income has been eliminated for U.S. GAAP purposes.

(c) Pre-operating expenses and software development

Brazilian GAAP permits deferral of certain intangibles, pre-operating expenses and new system acquisition and installation costs, which are recorded at cost and amortized over a period from five to ten years.

For U.S. GAAP purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income. The capitalizable amounts, mainly related to the purchase and installation or development of software according to Statement of Position 98-1 “Accounting for the Costs of Computer Software Development or Obtained for Internal Use”, have been reclassified to property, plant and equipment and have been amortized for U.S. GAAP purposes over five years on a straight-line basis. In addition, certain charges treated as pre-operating costs under Brazilian GAAP are considered fixed assets for U.S. GAAP.

(d) Capitalization of interest costs related to construction-in-progress

As from 1996, the CVM has permitted capitalization of interest costs, net of monetary gains, incurred as part of the production or acquisition costs of property, plant and equipment. Exchange gains and losses may be capitalized only if they exceed monetary correction. The Company has capitalized interest since 1999 and in 2005 adopted the same for both Brazilian GAAP and U.S. GAAP.

According to Statement of Financial Accounting Standarts (“SFAS”) No. 34, “Capitalization of Interest Costs”, for U.S. GAAP purposes, interest incurred during the construction phase should be included in the cost of such asset items. Of the amount of interest capitalized, the exchange variation on debts in foreign currency should not be capitalized. Capitalized interest should be amortized over the useful life of the assets.

(e) Derivatives and other financial instruments

Under Brazilian GAAP, derivatives are accounted for using the accrual method and there are certain disclosure requirements related to the type and details of such financial instruments. There are no specific rules regarding hedge accounting.

(f) Dividends proposed but not yet approved

Under Brazilian Corporation Law, at each year-end, the Company’s management is required to propose and accrue a minimum dividend distribution based on net income. Additionally, the Company may elect to distribute dividends in excess of the minimum mandatory dividend. For Brazilian GAAP purposes, such discretionary dividends are accrued when declared. Under Brazilian GAAP, companies are permitted to distribute or capitalize, subject to certain limitations, dividends in the form of interest on shareholders’ equity (which interest is calculated based on a government interest rate). Interest on shareholders’ equity is deductible for tax purposes and is presented as a deduction from shareholders’ equity.

Under U.S. GAAP, because the minimum mandatory dividend meets the definition of a liability when it is declared by the Company, it is accrued at such time. Because any additional, unpaid discretionary dividends would require approval at the annual shareholders’ meeting, such dividends would not be considered as declared at the balance sheet date and, therefore, would not be treated as accrued for US GAAP purposes.

(g) Business combinations

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

For U.S. GAAP, according to SFAS No. 141, “Business Combinations”, goodwill arises from the difference between the price paid and the fair value of all assets and liabilities acquired, including any existing intangible assets. Additionally, SFAS No.142, “Goodwill and Other Intangible Assets”, requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. FAS No. 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there is no impairment recorded for U.S. GAAP purposes. Management is making annual assessments of goodwill as required by FAS No. 142.

The goodwill amortization recorded under Brazilian GAAP has been reversed for US GAAP purposes in the reconciliations of net income and shareholders’ equity.

Additionally, under US GAAP, additional amortization expense of R$1.2 million was recorded related to an intangible acquired in a business combination.

(h) Marketable securities

Under Brazilian GAAP, marketable securities are recorded at acquisition cost plus income earned and adjusted to market value, if lower, in case a loss is considered to be other than temporary.

For U.S. GAAP purposes, debt securities are classified under guidance of SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”, as either held-to-maturity securities, trading securities or available-for-sale securities.

Our securities are classified as available-for-sale and are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains, arising from the difference between the carrying amount and the fair market value, are included directly in shareholders’ equity as other comprehensive income. At December 31, 2005, the amount of R$1.6 million (net of income taxes) was recorded, from available-for-sale debt securities, as unrealized gain (R$5.3 million, net of income taxes, at December 31, 2004) in shareholders´ equity.

At December 31, 2005 the amount of R$5.7 million (R$2.1 million at December 31, 2004) was recorded in the financial income — net, as a result of available-for-sale securities sold during 2005. Proceeds amounted R$110.5 million (R$27.4 million at December 31, 2004) and cost of the securities sold was specifically identified.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements included in this form in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See note 21 to our consolidated financial statements for an explanation of these differences and a reconciliation of net income and shareholders’ equity to U.S. GAAP.

The preparation of these financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and judgments on an ongoing basis and bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following is a description of the critical estimates or judgments that are important to the presentation of our financial statements.

Revenue Recognition and Sales Returns

We recognize revenue when we deliver our products to customers, the selling price is fixed and determinable, evidence of arrangements with our customers exists, collectibility is reasonably assured and title and risks of ownership have passed to the customer. Our revenue recognition policy therefore requires judgments regarding, among other things, the likelihood of collectibility from our customers.

During the holiday season, when volumes of many of our products increase, we offer certain large customers the ability to return products they are unable to sell. We monitor these product returns and record a provision for the estimated amount of such future returns, based on historical experience and any notification received of pending returns. While we believe that we make reliable estimates for these matters, fluctuations in demand could cause our estimates and actual amounts to differ and could have a negative effect on our net sales in future periods.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from the inability of our customers to make required payments. Management determines the allowance for doubtful accounts of domestic customers based on historical losses on average receivable balances. Management determines the allowance for doubtful accounts of export customers, who are fewer in number, based on an analysis of estimated losses for each customer. Large receivable balances are reviewed monthly to ascertain whether adjustments to the allowance for doubtful accounts are necessary. In estimating losses from doubtful accounts, management takes into account historical bad debts, customer creditworthiness, current economic conditions and changes in customer payment patterns. If the financial condition of our customers were to deteriorate, we could be required to increase our allowances for doubtful accounts, which would be charged to our statement of operations.

Goodwill

Under Brazilian GAAP, we amortize goodwill on a straight-line basis over the remaining useful lives of the assets acquired based on our expectations of future profitability of those assets. Our treatment of goodwill therefore depends on management’s estimates relating to future profitability.

Under U.S. GAAP, we do not amortize goodwill but rather test goodwill annually for impairment. That is, we calculate annually the expected cash flows from each of our business and record a provision for impairment if those cash flows are lower than the book value of the related goodwill. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), future taxes payable and operating costs.

Depreciation, Depletion, Amortization and Impairment

We regularly recognize expenses related to the depreciation of our property, plant and equipment, the depletion of forests we own and the amortization of our deferred charges. The rates of depreciation, depletion [and amortization] are based on our or third-party estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our fixed assets to determine whether any impairment of those assets is necessary. The determination of such an impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value.

Contingencies

We accrue for losses on tax and other legal contingencies based on an analysis of pending litigation. We record amounts considered sufficient by management to cover probable losses based on the opinion of outside legal counsel and our in-house legal counsel. If any additional information causes the opinion of outside legal counsel to change, we must reassess the potential liability related to pending litigation and review our estimates accordingly. Any such revision can significantly affect our results of operations and financial position.

Derivative Instruments

We use derivative instruments, especially swaps, to manage the risks of exchange and interest rate variations. These instruments are recorded using the accrual method in accordance with Brazilian GAAP. For U.S. GAAP purposes, we account for these instruments at fair market value, which we determine based on quotations of similar instruments and estimates of future exchange and interest rates. During the periods presented, we have not designated any derivative instruments as hedges for either Brazilian GAAP or U.S. GAAP purposes, and, therefore, the accounting adjustments for our derivatives were recorded in the income statements for the period.

Inventory

Our inventories of livestock, eggs, finished products and most other inventories are generally stated at the lower of cost and market. We record valuations and adjustments for our inventory and for estimated obsolescence at or equal to the difference between the cost of inventory and the estimated market value based upon known conditions affecting inventory obsolescence, including significantly aged product or damaged or obsolete products.

Our inventories of grain purchased at fixed prices are similarly stated at the acquisition cost. However, inventories of grain purchased on a “price to set basis” (which means that the price is set only when we use the grain delivered) are stated at their market value on the balance sheet date, and a corresponding liability is recorded to reflect the amount payable to the supplier. These amounts are adjusted monthly to reflect changes in the market price. When we use grain purchased on a “price to set basis,” we record an expense based on the market value of the grain on the date of use.

We allocate costs of parts of slaughtered poultries, hogs and cattle based on a costing technique that allocates these costs in proportion to the estimated amounts to be recovered for certain by-product parts.

Generally, we perform an evaluation of whether any lower of cost or market adjustments are required based on a number of factors, including:  (1) pools of related inventory, (2) product continuation or discontinuation, (3) estimated market selling prices and (4) expected distribution channels.

Recently Issued Accounting Pronouncements Under U.S. GAAP

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3.”  SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ consolidated financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No.154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The adoption of this standard will not have any material impact on the Company’s consolidated financial statements.

Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this form. The consolidated financial statements are prepared in accordance with the Brazilian GAAP, which differ in certain significant respects from the U.S. GAAP. Note 21 to the consolidated financial statements describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our company and includes a reconciliation to U.S. GAAP of net income and shareholders’ equity. See “Presentation of Financial Information”.

The following table sets forth the components of our results of operations as percentage of net sales.

	Year ended December 31,
	2005	2004	2003
	(% of net sales)
Net sales	100	100	100
Cost of sales	71.6	72.3	73.3
Gross profit	28.4	27.7	26.7
Operating expenses:
Selling	16.4	16.2	17.8
General and administrative	1.1	1.1	1.2
Management compensation	0.2	0.2	0.2
Other operating expenses	0.2	0.2	—
Operating income before financial expenses	10.5	10.0	7.5
Financial expenses, net	1.6	2.4	3.6
Operating income	8.9	7.6	3.9
Non-operating expenses	0.1	0.1	0.1
Income before taxes and profit sharing	8.8	7.5	3.8
Income and social contribution taxes	1.2	1.0	0.3
Employees’ profit sharing	0.4	0.4	0.2
Management profit sharing	0.1	0.1	0.1
Net income	7.0	6.1	3.2

Presentation of Net Sales Information

We report net sales after deducting taxes assessed on gross sales and discounts and returns. In 2005, we had total sales deductions of R$728.1 million from gross sales of R$5,873.3 million, compared to total sales deductions of R$684.0 million from gross sales of R$5,567.3 million in 2004. Our total sales deductions can be broken down as follows: ICMS Taxes - The Tax on the Circulation of Goods and Services (Imposto Sobre Circulação de Mercadorias e Serviços);  PIS and COFINS Taxes.—The Social Integration Program Tax (Programa de Integração Social), and the Contribution for the Financing of Social Security tax (Contribuição para o Financiamento de Seguridade Social); and Discounts, Returns and Other Deductions -Unconditional discounts granted to domestic customers, product returns by domestic customers and other deductions from gross sales.

Segment Presentation

We operate in the domestic and export markets. In each market, we produce and distribute poultry, pork, beef, processed foods and other products. We report net sales and operating income before net financial expenses by market. See note 21.3.2 to our consolidated financial statements. Because we use the same assets to produce products for both our domestic and export markets, we do not identify assets by market.

B. Liquidity And Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures (both for fixed assets and start-up costs relating to expansion programs) and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, and sales of marketable securities. We believe that these sources of cash are sufficient to cover current and anticipated working capital needs.

Cash Flows from Operating Financing Activities

We had net cash flows from operating activities of R$479.2 million in 2005, compared to R$539.6 million in 2004 and R$205.6 million in 2003. The decrease from 2004 to 2005 occurred primarily because of the cash effect of a R$61.5 million increase in inventory in 2005 mainly due to higher volumes of raw materials and live animals, compared to a R$100.3 million decrease in inventory in 2004, primarily due to significant increases in sales of poultry and pork products in our export markets. This change in inventory more than offset the effects of a R$65.4 million increase in net income in 2005 and the cash effect of R$62.6 million in accrued interest and exchange variations, compared to R$24.1 million in 2004.

Net cash flows from operating activities increased in 2004 compared to 2003 primarily due to the R$172.1 million increase in net income and the cash effect of the R$100.3 million decrease in inventory in 2004, compared to a R$86.6 million increase in inventory in 2003.

Our working capital was R$1,058.7 million at December 31, 2005, compared to R$308.3 million at December 31, 2004. This increase was primarily due to a R$566.0 million increase in cash and cash equivalents, due in part to a strategic decision to increase working capital to provide flexibility in responding to any adverse events in our markets, including any outbreak of avian influenza that could cause decreases in demand in our domestic or export markets. Working capital also increased due to a R$158.2 million decrease in our short-term debt. Trade accounts receivable increased 6.0% to R$555.7 million at December 31, 2005 from R$524.4 million at December 31, 2004, and inventories increased 11.3% to R$646.1 million at December 31, 2005 from R$580.6 million at December 31, 2004.

Cash Flows from Investing Activities

In 2005 we used R$242.2 million in cash in investing activities, compared to R$102.8 million in cash used in investing activities in 2004 and R$140.8 million provided by investing activities in 2003. Our cash used in investing activities in 2005 consisted primarily of additions to property, plant and equipment of R$266.3 million, investments of marketable securities of R$112.7 million, partially offset by proceeds from sales or maturity of marketable securities of R$167.3 million.

Our cash used in investing activities in 2004 consisted primarily of investments in marketable securities of R$351.3 million and additions to property, plant and equipment in the amount of R$110.5 million, partially offset by proceeds from sales or maturity of marketable securities of R$362.6 million.

Cash Flows from Financing Activities

We received R$329.0 million in cash from financing activities in 2005, compared to uses of cash of R$676.2 million and R$398.1 million in investing activities in 2004 and 2003, respectively. In 2005, we received net proceeds from loans and financing of R$1,913.0 million, partially offset by repayments of debt of R$1,498.8 million. In 2004, we repaid debt in the amount of R$1,974.9 million, partially offset by proceeds from new loans and financing in the amount of R$1,384.7 million.

Dividends and Interest on Shareholders’ Equity

We declared dividends and interest on shareholders’ equity in the amount of R$108.3 million in 2005 and paid R$85.2 million in 2005. The remainder is expected to be paid in the first half of 2006 in accordance with our customary practice. We declared dividends and interest on shareholders’ equity in the amount of R$88.6 million in 2004 and paid R$86.0 million of that amount in 2004 (and paid the remainder in 2005). We declared and paid R$36.0 million in dividends and interest on shareholders’ equity in 2003. See “Dividends and Dividend Policy”.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, exports and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

			At December 31,		Percentage
	Short-term	Long-term	2005	2004	change
	(in millions of reais)				(%)
Local currency	250.2	132.7	382.9	518.7	(26.2)
Foreign currency	298.5	992.7	1,291.2	652.8	97.8
Total debt	548.7	1,125.4	1,674.1	1,171.5	42.9

The following table sets forth our indebtedness net of cash, cash equivalents and short-term investments for the periods indicated. We believe this information is useful to investors in light of our recent strategic decision to increase our cash, cash equivalents and short-term investments to provide flexibility in responding to any adverse events in our markets, including any outbreak of avian influenza, particularly as a significant proportion of our indebtedness is short-term indebtedness and could be reduced if we were to apply our increased balances of cash, cash equivalents and short-term investments to debt reduction.

			At December 31,		Percentage
	Short-term	Long-term	2005	2004	change
	(in millions of reais, except where indicated)				(%)
Total debt	548.7	1,125.4	1,674.1	1,171.5	42.9
Cash, cash equivalents and marketable securities
Local currency	168.9	—	168.9	166.5	1.4
Foreign currency	648.8	91.6	740.4	231.1	220.5
Total	817.7	91.6	909.3	397.6	128.6
Net debt	(269.0)	1,033.8	764.8	773.9	(1.2)
Exchange rate exposure (in millions of U.S.$)			(84.8)	14.4

Our principal indebtedness instruments are described below.

Pre-Export Facilities. Our principal operating subsidiary, Perdigão Agroindustrial S.A., or “Perdigão Agroindustrial”, had several pre-export facilities in an aggregate principal amount of R$602.9 million at December 31, 2005 and trade related facilities in the amount of R$515.5 million. These facilities bear interest at a rate of LIBOR plus a spread negotiated on a case-by-case basis, depending on market conditions, among others. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. In some cases, these customers pay for our products directly into an account controlled by the lenders, and those payments are used to repay the indebtedness under the loans. The loans are generally denominated in U.S. dollars, and maturities vary from one year to seven years. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on indebtedness to foreign lenders and liens relating to such loans, mergers and, in certain cases, financial covenants.

BNDES Facilities. Perdigão Agroindustrial had a number of outstanding obligations to BNDES, including loans in the amount of R$72.0 million at December 31, 2005 and debentures in the amount of R$41.8 million at December 31, 2005. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures is generally payable monthly, with final maturities on various dates from 2006 through 2010. Most of the principal amount of these loans and debentures are denominated in reais and bear interest at the TJLP rate plus a margin of 3% to 4% per year, and the remaining amounts are linked to the UMBNDES  basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. The TJLP rate was 9.75% in 2005, compared to 9.80% in 2004 and 11.48% in 2003. These loans and debentures are guaranteed by Perdigão S.A. and, in most cases, are secured by equipment and facilities. The principal covenants under these agreements include limitations on indebtedness and liens; mergers and sales of assets; and, in few cases, financial covenants, including the ratio of shareholders’ equity to total assets, the ratio of current assets to current liabilities and the ratio of total assets to total liabilities.

FIDC Financing. We had R$90.1 million at December 31, 2005 outstanding in financing under our Credit Rights Investment Fund (Perdigão FIDC - Fundo de Investimento em Direitos Creditórios) with Banco Rabobank International Brasil S.A. The fund is a securitization of Perdigão Agroindustrial’s accounts receivable from sales to customers in the domestic market. Perdigão Agroindustrial contributed receivables to the fund in return for cash, and the fund issued R$101.3 million in quotas (shares), of which R$76.4 million are senior quotas and R$25.0 million are subordinated quotas, secured by those receivables. The  senior quotas bear interest at 95% of the average CDI rate and mature on  June 26, 2006, with an option of the Senior Quotas Holder to extend the maturity for a further three years.

ACCs and ACEs. We also obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Cambio), or “ACCs”, and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or “ACEs”. Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs in an aggregate principal amount of R$75.2 million and ACEs in an aggregate principal amount of R$83.7 million at December 31, 2005. Our ACCs and ACEs bear interest at an average rate of 4.79% at December 31, 2005

Rural Credit Financing. Perdigão Agroindustrial is party to rural credit loans in the amount of R$101.6 million at December 31, 2005 to several commercial banks under a Brazilian federal government program that offers an interest rate of 8.75% per year as an incentive to investments in rural activities.

State Tax Incentive Financing Programs. We also have R$46.0 million outstanding under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 15-year term and fixed or variable interest rates based on the IGP-M plus a margin.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or the enable creditor under other indebtedness to accelerate that indebtedness.

C. Research and Development, Patents and Licenses

We have a Technology Center located in Videira in the State of Santa Catarina, which is responsible for research and development, including systems to increase productivity and reduce costs; adapting international quality control practices to our production facilities; traceability systems to allow monitoring of products and customer orders; and clinical analysis of food to promote food safety. We invested R$7.5 million, R$6.4 million and R$5.2 million in research and development in 2005, 2004 and 2003, respectively.

D. Trend Information

The Brazilian Corn Crop for 2005/2006

Currently Brazilian government estimates a corn harvest in 2005/2006 of 41.5 million tons, according to a survey undertaken by the National Supply Company (Companhia Nacional de Abastecimento), or “CONAB”, as of June 2006. This estimate would represent 18.6% of increase over the 35.0 million tons harvested in the 2004/2005 crop. The crop of 41.5 million tons, 76% from total output, or 31.7 million tons,  are forecasted for the summer crop and 24%, or 9.8 million tons, are forecasted for the second corn crop (Safrinha), which is expected to be harvested between June and August of this year. The expected gain in production this year is due to the growth in planting area (+ 4.9%) and higher crop yields compared to 2004/2005 crop. In general, it is currently expected that average corn prices in 2006 will be approximately 5 % lower than those in 2005.

The Brazilian Soybean Crop for 2005/2006

Currently Brazilian government estimates a soybean harvest in 2005/2006 forecast 53.8 million tons, according to a survey undertaken by “CONAB” as of June 2006. This estimate would represent a 4.5% increase over the 51.5 million tons harvested in the 2004/2005 crop, due to higher yields (+ 9.8%) in spite of the reduction in cultivated land (-4.7%). Outside Brazil, good soybean crops in the US and Argentina have helped to maintain low prices worldwide, although the recent rally occurred due to technical reasons. In general, it is currently expected that average soybean prices in 2006 will be approximately 5 % lower than those in 2005.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2005 that have an impact on our liquidity.

	Payments due by period
Obligation	Total	Less than one year	From one to three years	From three to five years	Five years or more
	(in millions of reais)
Debt obligations	1,674.0	548.7	510.5	516.6	98.3
Rental and lease obligations on property and equipment	28.7	8.5	10.8	8.2	1.1
Commitments for purchase of goods and services	491.5	228.5	96.2	67.6	99.2
Other	3.9	0.6	1.0	1.0	1.3
Total	2,198.1	786.3	618.5	593.4	199.9

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

Our overall strategic direction is provided by the board of directors, comprised by seven members who must be residents of Brazil and who must be shareholders. Our by-laws also provide for seven alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20% of the members of our board of directors (currently, one director) are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.

The following table sets forth information with respect to our directors and alternate directors.

Name	Position Held	Director (or Alternate Director) Since	Age
Eggon João da Silva	Chairman	January 22,1993	76
Alidor Lueders	Alternate	October 27, 1994	57
Francisco Ferreira Alexandre	Vice Chairman	April 22, 2003	43
Maurilio Rossi	Alternate	April 22, 2003	46
Almir de Souza Carvalho	Director	April 27, 2006	69
Maurício da Rocha Wanderley	Alternate	April 27, 2006	37
Sérgio Wilson Ferraz Fontes	Director	May 25, 2006	49
Geovah Ubirajara Amaral Machado	Alternate	May 25, 2006	65
Jaime Hugo Patalano	Director	April 22, 2003	65
Levy Pinto de Castro	Alternate	April 22, 2003	69
Claudio Salgueiro Garcia Munhoz	Director	April 29, 2005	47
Wilson Carlos Duarte Delfino	Alternate	April 27, 2006	60
Luis Carlos Fernandes Afonso	Director	April 22, 2003	44
Klítia Vasleska Bicalho de Sá	Alternate	April 22, 2003	40

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors.

Eggon João da Silva. Mr. Silva was elected to our board of directors as a nominee of our minority shareholders (meaning our common shareholders other than the Pension Funds). He has been a member of our board of directors since January 1993 and was elected chairman of our board of directors in October 27, 1994. Mr. Silva was also our chief executive officer from 1993 to 1995. He is a founder, and was the chairman of the board of directors, of Weg S.A. (electric motors manufacturer) from 1976 to 2004, where he was also chief executive officer from 1961 to 1989. In addition, Mr. Silva is the chairman of the board directors of Oxford S.A. (dish and ceramics manufacturer) since 2004 and Marisol S.A Ind. Vestuário (clothing manufacturer), since 1991, and he is also a member of the board of directors of Tigre Tubos e Conexões S.A. (tubing manufacturer). Mr. Silva’s business address is Av. Prefeito Waldemar Grubba, 2633, 89256-900, Jaraguá do Sul—SC.

Francisco Ferreira Alexandre. Mr. Alexandre was elected to our board of directors as a nominee of PREVI and has been a member of our board of directors since April 2003. He has been an officer of PREVI since 2003 and an employee of Banco do Brasil S.A. since 1978. Mr. Alexandre received an engineering degree from University of Alagoas, a law degree from Centro de Ensinos Superiores de Maceió in the State of Alagoas and a post-graduation in business administration and corporate finance from the Pontifícia Universidade Católica in the State of Rio de Janeiro. Mr. Alexandre’s business address is Praia de Botafogo, 501, 4th Floor, 22250-040, Rio de Janeiro—RJ.

Almir de Souza Carvalho. Mr. Carvalho was elected to our board of directors as a nominee of VALIA and has been a member of our board of directors since April 2006. He has also been a member of the board of directors of Companhia Vale do Rio Doce since 2001 and a member of the board of directors of Opportrans—Metrô Rio Concessão Metroviária S.A. since 2004. Mr. Carvalho received a degree in accounting from Faculdade Nacional de

Ciências Econômicas da Universidade do Brasil, in the State of Rio de Janeiro and a post-graduate degree from Business Training Course—Gesa. The business address of Mr. Carvalho is Av. Sernambetiba, 3604, building II, apt. 1703, 22630-010, Rio de Janeiro—RJ.

Sérgio Wilson Ferraz Fontes. Mr. Fontes was elected to our board of directors as a nominee of Fundação Real Grandeza and has been a member of our board of directors since April 2006  Mr. Fontes has been working at Furnas Centrais Elétricas since 1982 where he served in various positions, including as Chief of the President Office from 2003 to 2005. He is currently CEO of Real Grandeza Fundação de Previdência e Asistência Social since August 2005. He received a mechanical engineering degree from Universidade Estadual do Rio de Janeiro - UERJ, two post-graduations degree in executive and corporate governance, and a master’s degree in energy planning from Universidade Federal do Rio de Janeiro. Mr. Fontes’ business address is Av. Ary Parreiras, 329, apto 1101, 24.230-320, Niterói—RJ.

Jaime Hugo Patalano. Mr. Patalano was elected to our board of directors as a nominee of FAPES and has been a member of our board of directors since April 2003. He has been the chairman of the board of directors of FAPES since 2005 and served as chief financial officer of Instituto Brasileiro de Análises Sociais e Econômicas—IBASE from 1996 to 2005. Mr. Patalano holds a degree in economics and a degree in accounting from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro—Candido Mendes. Mr. Patalano’s business address is Rua Eng. Neves da Rocha, 186, Rio de Janeiro—RJ.

Claudio Salgueiro Garcia Munhoz. Mr. Munhoz was elected to our board of directors as a nominee of SISTEL and has been a member of our board of directors since April 2005. He served as superintendent of assistance plans and welfare officer at of SISTEL from 2002 to 2004 and also served as financial and administrative officer of Caixa de Assistência dos Funcionários do Banco do Brasil—Cassi from 2000 to 2002. Mr. Munhoz is also a member of the board of directors of Santos Brasil S.A. He received a degree in economics from University of Brasília—UNB. Mr. Munhoz’s business address is SEP - Sul Q. 702/902 Lote B Bl A, Edifício Gal. Alencastro, 70390-025, Brasília—DF.

Luis Carlos Fernandes Afonso. Mr. Afonso was elected to our board of directors as a nominee of PETROS and has been a member of our board of directors since April 2003. He was secretary of treasury for the cities of São Paulo from 2003 to 2004, for the city of Campinas from 2001 to 2002 and for the city of Santo André from 1997 to 2000. Since 2005, Mr. Afonso also serves as chief executive officer of Centro de Estudos de Políticas Públicas—CEPP of the Faculdade de Campinas—Facamp and as a researcher for Fundação Economia de Campinas—Fecamp of the University of Campinas—Unicamp. He received a degree in economics from PUC—Pontifícia Universidade Católica in the State of São Paulo, a post-graduate degree in economics from Instituto de Estudos e Pesquisas Econômicas—IEPE/Federal University of Rio Grande do Sul and a post-graduate degree in environmental and economic development from University of Campinas—Unicamp. Mr. Afonso’s business address is Rua Ignez Leoni Ramalho, 49, Sousas, 13105-306, Campinas — SP.

Board of Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer and between one and seven additional members, each with the designation and duties assigned by our board of directors.

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders meeting in 2007. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings, mainly called by our chief executive officer.

Name	Position Held	Current Position Held Since	Age
Nildemar Secches	Chief Executive Officer	January 16, 1995	57
Wang Wei Chang	Chief Financial Officer and Director of Investor Relations	June 28, 1995	59
Paulo Ernani de Oliveira	Chief Operating Officer	February 4, 2003	56
Nelson Vas Hacklauer	Business Development Officer	May 31, 1995	55
Wlademir Paravisi	Supply Officer	May 20, 2003	46
Antonio Zambelli	Marketing Officer	March 28, 2005	52
Luiz Adalberto Stabile Benicio	Technology Officer	March 28, 2005	43

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers. The business address of each of our current executive officers is 760 Av. Escola Politécnica, Jaguaré, 05350-901, São Paulo, SP, Brazil.

Nildemar Secches. Mr. Secches is our chief executive officer. He is also chairman of the board of directors of Weg S.A since 2004 of which he takes part as a member since 1998 and a member of board of directors of Ultrapar Participações S.A. since 2002 and Iochpe-Maxion since 2004. Mr. Secches served as an officer of BNDES from 1987 to 1990, as general manager of the Iochpe-Maxion group from 1990 to 1994 and as president of ABEF from 2001 to 2003. He received a mechanical engineering degree from University São Paulo—SP, a post-graduate degree in finance from Pontifíca Universidade Católica in the State of Rio de Janeiro and a Ph.D. in economics from University of Campinas—Unicamp, in the State of São Paulo.

Wang Wei Chang. Mr. Chang is our chief financial officer and director of investor relations. He is also a member of the executive board and a director of Abrasca—Associação Brasileira das Companhias Abertas as well as a member of the committee of voting directors of IBEF-SP Instituto Brasileiro de Executivos de Finanças—SP. He served as a controller for Banco Chase Manhattan N.A. in Brazil, from 1992 to 1995, as a financial officer of Chase Manhattan S.A Bank N.A. in Santiago, Chile, from 1990 to 1992, and as a vice-president of Citibank N.A. in Brazil and in Hong Kong, from 1982 to 1985. Mr. Chang received an engineering degree from the University São Paulo—SP and a master’s degree in industrial engineering from the Pontifícia Universidade Católica in the State of Rio de Janeiro.

Paulo Ernani de Oliveira. Mr. de Oliveira is our chief operating officer. He has worked for our company since 1989 in various capacities, including as our supply officer from 1993 to 2003. Mr. de Oliveira was also a member of the fiscal council of the Poultry Farming Association of Santa Catarina from 2000 to 2006. He received a degree in agronomy from the University of Passo Fundo, in the State of Rio Grande do Sul.

Nelson Vas Hacklauer. Mr. Hacklauer is our business development officer. He has worked for our company in various capacities, including as financial and investor relations officer from 1994 to 1995 and as administrative officer from 1989 to 1994. Mr. Hacklauer received his degree in business from Faculdade de Administração de Empresas Campos Salles, in the State of São Paulo.

Wlademir Paravisi. Mr. Paravisi is our supply officer. He has worked for our company since 1978, including as a regional director from 1999 to 2002 before becoming supply officer. Mr. Paravisi received a degree in accounting from University of the State of Santa Catarina, in the State of Santa Catarina, and a post-graduate in business administration degree in agribusiness from University of São Paulo, in the State of São Paulo.

Antonio Zambelli. Mr. Zambelli is our marketing officer. He was commercial officer of Visagis S.A, an Italian food products company, from 1989 to 1993 and also worked at Swift Armour S.A. from 1974 to 1989 before becoming marketing officer of our company in 1993. Mr. Zambelli received a degree in chemical sciences from University of Guarulhos, in the State of São Paulo, a post-graduate degree in marketing and communication from Fundação Getúlio Vargas, in the State of São Paulo, a post-graduate degree in advanced marketing from University of São Paulo, in the State of São Paulo, and a post-graduate degree in business administration from Fundação Dom Cabral, in the State of Minas Gerais.

Luiz Adalberto Stabile Benicio. Mr. Benício is our technology officer. He has worked for our company in various capacities since 1986, including as animal nutrition manager from 1996 to 2001 before becoming technology officer in 2001. Mr. Benicio received a degree in animal sciences from the Fundação Universidade Estado de Maringá, in the State of Paraná, a master’s degree and Ph.D. in animal sciences from the Federal University of Viçosa, in the State of Minas Gerais. He also received a master’s in business administration from University of São Paulo, in the State of São Paulo.

B. Compensation

In 2005, the aggregate compensation paid by us to all members of the board of directors and all executive officers (19 persons) for services in all capacities was approximately R$6.9 million. In addition, we paid to all statutory executive officers approximately R$4.8 million in 2005 as management profit sharing.

The amount of profit sharing paid to each executive officer in any year is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid has been related to a percentage of the net income. Starting in 2006, a new methodology will relate the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income measured against the budget established at beginning of each year.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development, and supplementary social security benefits, among others. In 2005, the amount paid as benefits to the executive officers totaled R$5.9 million.

We compensate our alternate directors for each meeting of our board of directors that they attend. We also compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

Members of our board of directors, our board of executive officers and our fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

C. Board Practices

We have a permanent fiscal council (conselho fiscal) composed of three members and their alternates who are elected at the annual shareholders’ meeting, with terms lasting until the succeeding annual shareholders’ meeting with reelection being permitted.

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Vanderlei Martins	President of the Fiscal Council	March 8, 2006	52
Luis Justiniano de Arantes Fernandes	Alternate	April 6, 2004	37
Wilson José Watzko	Member of the Fiscal Council	March 8, 2006	47
Dimas Tarcisio Vanin	Alternate	October 27, 1994	50
Attilio Guaspari	Member of the Fiscal Council	April 29, 2005	59
Antonio Carlos Soares	Alternate	April 29, 2005	58

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current members of the fiscal council.

Vanderlei Martins. Mr. Martins has been a member of our fiscal council as a nominee of PREVI-BANERJ  since April 2004. He served as the administrative officer of Colégio Emmanuel from 1996 to 2003. Mr. Martins holds degrees in economics and in accounting from the Instituto Superior de Ciências Aplicadas de Limeira, in the State of São Paulo. The business address of Mr. Martins is Rua das Magnólias, 998, Vila Mimosa, 13050-070, Campinas — SP.

Wilson José Watzko. Mr. Watzko has been a member of our fiscal council as a nominee of WEG since March 2006. He has been working at WEG since 1985, and as Controller Manager there since 1991. Mr. Watzko received degrees in social sciences and in economics from Fundação Educacional Regional Jaraguaense, and from Fundação Educacional da Região de Joinville, respectively, both in Santa Catarina State. He also has a master’s degree in International and Economical Relations from UMINHO in the State of Santa Catarina. The business address of Mr. Watzko is Rua Prefeito Waldemar Grubba, 3300, 89256-900, Jaraguá do Sul - SC.

Attilio Guaspari. Mr. Guaspari has been a member of our fiscal council as a nominee of FAPES since April 2005. He has been a member of the board of directors of Brasil Ferrovias S.A. since 2003. Mr. Guaspari received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo, in the State of São Paulo and a master’s degree in business administration from COPPEAD — Federal University of Rio de Janeiro in the State of Rio de Janeiro. The business address of Mr. Guaspari is Rua Gustavo Sampaio, 244/503, block A, Leme, 22010-010, Rio de Janeiro—RJ.

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and a company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee; rather, its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Under an exemption pursuant to Rule 10A-3 under the Exchange Act regarding the audit committees of listed companies, a fiscal council may exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under the Brazilian Corporation Law.

To comply with Rule 10A-3, the fiscal council must meet several standards, including the following:  (1) it must be separate from the full board of directors; (2) no executive officer may be a member; and (3) Brazilian law must set forth standards for the independence of the members. The fiscal council also must, to the extent permitted by Brazilian law, among other things: (A) be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or  auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; (B) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and (C) receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

We modified our fiscal council to comply with the exemption requirements. Accordingly, the fiscal council operates pursuant to a charter (regimento interno) that contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the U.S. Sarbanes-Oxley Act of 2002, the pertinent regulations and the requirements of the NYSE. Because the Brazilian Corporation Law does not permit the board of directors to delegate responsibility for the appointment, and removal of the external auditors and does not provide the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot fulfill these functions.

The board of directors has determined that Mr. Attilo Guaspari is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts.

D. Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated.

	As of December 31,
	2005	2004	2003
Administration(1)	660	299	281
Commercial	2,650	2,513	2,557
Production	32,246	28,594	25,113
Total	35,556	31,406	27,951

(1)             In 2005 we considered as Administration those employees that worked in Commercial and Production Areas, due to the implementation of CSP project

All of our employees are located in Brazil, except for fewer than 50 employees abroad who staff our overseas sales offices.

We do not employ a material number of temporary employees. However, during the Christmas holidays, we contract a company that furnishes sales representatives to us to assist in holiday sales.

All of our production employees are represented by labor unions. The production employees in each state have a different union, and the term of our collective bargaining agreements varies in accordance with the union. In each case, however, salary negotiations are conducted annually between workers’ unions and us. The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement for a particular facility is binding on all production employees, whether or not they are members of the union. Our administrative employees are also generally members of separate unions. We believe that our relations with our employees are satisfactory, and there have been no strikes or significant labor disputes in the past seven years.

We maintain a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan”. The principal components are (1) the PROHAB-Perdigão Housing Program, which provides home construction and financing through an independent credit;(2) private pension plan, which provides supplementary retirement and death benefits for employees under a defined contribution plan, with 19,556 participants, and (3) a credit cooperative. During 2005, we spent R$86.1 million on programs for food supplies, health insurance, transportation, housing, education, child care and benefits to retired employees. This figure is 21.4% higher than the amount spent in the previous year. We also encourage the practice of sports and leisure activities at sports, recreation clubs and fitness centers located at our facilities.

We have implemented productivity incentive programs, such as the Profits and Results Sharing Program, which is available to all employees, as well as bonus compensation system linked to targets for operating and sales personnel. The purpose of those programs is to institute and regulate employee participation in our profits and results, thus encouraging improved performance, the recognition of team and individual effort and accomplishment of our targets.

E. Share Ownership

As of April 29, 2006 the Board of Directors and Executive Officers individually and in the aggregate owned less than one percent of any class of shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

At April 12, 2006, we had outstanding 70,327,962 common shares (excluding 430,485 common shares held in treasury), without par value.

Major Shareholders

The following table sets forth certain information as of April 12, 2006, with respect to (1) any person known to us to be the beneficial owner of more than 5% of our outstanding common shares and (2) the total amount of our common shares owned by our directors and executive officers as a group.

	Common Shares
	Number	%
PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil*	20,513,235	15.31
Fundação Telebrás de Seguridade Social—SISTEL*	8,588,232	6.41
PETROS—Fundação Petrobras de Seguridade Social*	15,575,469	11.63
Fundação de Assistência e Previdência Social do BNDES—FAPES*	6,122,652	4.57
Weg S.A.**	10,005,102	7.47
VALIA—Fundação Vale do Rio Doce*	5,545,185	4.14
PREVI—BANERJ - Caixa de Previdência dos Funcionários do Banerj*	1,997,595	1.49
Real Grandeza Fundação de Assistência e Previdência Social*	4,738,407	3.54
All directors and executive officers as a group, including the board of directors (14 persons)	117,930	0.09

*              The Pension Funds are controlled by participating employees of the respective companies.

**           Weg S.A. is a public company, that does not take part in the Voting Agreement.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder during 2003, 2004 and 2005. However, in 2003, TELOS, a pension fund, sold its total participation of 0.82% of our common shares, which were subject to the shareholders’ agreement, to FAPES and then sold their remaining participation of 1.75% of our preferred shares on the São Paulo Stock Exchange.

Shareholders’ Voting Agreement

The Pension Funds currently are parties to a shareholders’ voting agreement, dated March 6th, 2006, which disciplines the exercise of the voting rights of these shareholders with respect to the following matters: the election of the members of the Board of Directors of the Company; the election of the members of the Board of Executive Officers; the election of the members of the Fiscal Council of the Company; and any of the material listed in Article 136 of Law  6,404 of December 15, 1976.

In view of the new capital structure, the pension funds and former controllers of the Company hold less than 50% of the shares. The Voting Agreement, which  came into effect on April 12, 2006, is valid for a term of five years or until the participation of the funds shall be less than 20%. The mandatory binding of the shares to the Voting Agreement shall be exclusively with relation to the voting rights, the Shareholders being free, at any time, to transfer and encumber, in any way, totally or partially, their shares, independently of the need for any manifestation of intent on the part of the remaining Shareholders. The shares transferred to third parties shall automatically no longer be  bound by the Voting Agreement.

B. Related Party Transactions

Not applicable.

C. Interests of experts and counsel.

Not applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of the Company is comprised of Common Shares. As of April 12, 2006, 133,957,152 Common Shares were issued by the Company.

Dividends

Our dividend policy has historically included the distribution of periodic dividends, based on quarterly balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared.

The following table set forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2001 on a per share basis in reais. The amounts in the first table below give effect to the three-for-one share split effective on April 12, 2006. After the share reclassification that became effective on April 12, 2006, we will no longer have authorized or outstanding preferred shares.

Year	Description	First Payment Date	Nominal Currency Brazilian per Share	U.S.$ Equivalent per Share at Payment Date
2001	Interest on shareholders’ equity	August 31, 2001	0.10	0.04
2001	Interest on shareholders’ equity	February 28, 2002	0.10	0.04
2001	Interest on shareholders’ equity	February 28, 2002	0.16	0.07
2001	Dividends	February 28, 2002	0.02	0.01
2002	Interest on shareholders’ equity	August 30, 2002	0.04	0.01
2003	Interest on shareholders’ equity	February 27, 2004	0.27	0.09
2004	Interest on shareholders’ equity	August 31, 2004	0.37	0.13
2004	Interest on shareholders’ equity	February 28, 2005	0.19	0.08
2004	Dividends	February 28, 2005	0.09	0.04
2005	Interest on shareholders’ equity	August 31, 2005	0.35	0.15
2005	Interest on shareholders’ equity	February 24, 2006	0.36	0.17
2005	Dividends	February 24, 2006	0.10	0.05

The following table sets forth total dividends paid by share class:

	Dividends on Common Shares	Dividends on Preferred Shares	Total Dividends
	(in millions of reais)
2001	17.5	33.0	50.5
2002	1.9	3.5	5.4
2003	12.5	23.5	36.0
2004	30.7	58.0	88.7
2005	37.5	70.8	108.3

Amounts Available for Distribution

The following discussion summarizes the principal provisions of the Brazilian Corporation Law and our by-laws relating to the distribution of dividends, including interest on shareholders’ equity.

Calculation of Distributable Amounts

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net profits for the preceding fiscal year. This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net profits” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net profits in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profits available for distribution are equal to our net profits in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

Reserve Accounts

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves: a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs; an unrealized income reserve described under “—Mandatory Distributions” below; and a tax incentive investment reserve, included in capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

The Brazilian Corporation Law provides that the legal reserve may be credited to shareholders’ equity or used to absorb losses, but these reserves are unavailable for the payment of distributions in subsequent years. The amounts allocated to the other reserves may be credited to shareholders’ equity and used for the payment of distributions in subsequent years.

Legal Reserve Account. Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity.

Capital Reserve Accounts. Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earnings and profits reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount.

Retained Profits Reserve. Under the Brazilian Corporation Law, our shareholders may, upon the proposal of our board of executive officers, decide to allocate the portion of net profits foreseen in a capital budget previously approved at a shareholders meeting to the retained profits reserve. The reserve may remain valid for five fiscal years, and must indicate all sources of funds and capital investments, whether fixed or current, which must be reviewed annually by our shareholders for it to remain valid for more than one fiscal year.

Dividend Policy

As permitted by the Brazilian Corporation Law, our by-laws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest on shareholders’ equity. We refer to this amount as the mandatory distributable amount.

Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income.

The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

In addition to the mandatory distributable amount, our board of directors may recommend that holders of our common shares approve the payment of additional distributions from other funds legally available for distribution. Distributions made to holders of our preferred shares are computed in determining whether we have paid the required mandatory distribution. We net any payment of interim distributions against the required mandatory distribution for that fiscal year.

The Brazilian Corporation Law permits us to suspend the mandatory distribution if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time. Our fiscal council must approve any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the Brazilian Securities Commission. We must allocate net profits not distributed by our company as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporation Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

Payment of Dividends and Interest On Shareholders’ Equity

We may pay the mandatory distributable amount as dividends or as interest on shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations. There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares and the ADSs”.

Dividends. We are required by the Brazilian Corporation Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporation Law, we are generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year in which the dividend is declared.

Our board of directors may declare interim dividends based on the accrued profits recorded or the realized profits in our annual or semi-annual financial statements approved by our common shareholders. In addition, we may pay dividends from net income based on our unaudited quarterly financial statements. These quarterly interim dividends may not exceed the amounts included in our capital reserve accounts. We may set off any payment of interim dividends against the amount of the mandatory distributable amount for the year in which the interim dividends were paid.

Interest on Shareholders’ Equity. Brazilian companies, including our company, are permitted to pay interest on shareholders’ equity as an alternative form of payment of dividends to our shareholders. These payments may be deducted when calculating Brazilian income tax and social contribution tax. The interest rate applied to these distributions generally cannot exceed the Long-Term Interest Rate for the applicable period. The amount of interest paid that we can deduct for tax purposes cannot exceed the greater of: 50% of our net income (after the deduction of the provision for social contribution tax and before the deduction of the provision for corporate income tax) before taking into account any such distribution for the period for which the payment is made; and 50% of the sum of our retained earnings and profit reserves.

Any payment of interest on shareholders’ equity to holders of common shares, preferred shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (i) that does not impose income tax or whose income tax rate is lower than 20% or (ii) which does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Taxation—Brazilian Tax Considerations—Income Tax—Interest on Shareholders’ Equity”. Under our by-laws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

Prescription. Our shareholders have three years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

B.       Significant Changes.

The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

A.       Offer and listing details

The principal trading market for our common shares and preferred shares is the São Paulo Stock Exchange.

Our capital stock is comprised of common shares. In February 2006, we announced a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares, and a related three-for-one share split of our common shares, among other things, in order to comply voluntarily with the higher corporate governance requirements for listing on the Novo Mercado (New Market) of the São Paulo Stock Exchange. After the effectiveness of the share reclassification and related share split, our share capital now consists solely of common shares and each of our common shares were split into three common shares. Our common shares and preferred shares began trading on the São Paulo Stock Exchange in 1980, and after the share reclassification that became effective on April 12, 2006, our preferred shares are not traded on the São Paulo Stock Exchange anymore.

Each ADSs currently represent two common shares after giving effect to the share reclassification and related share split. On October 20, 2000, ADSs representing our preferred shares began trading on the NYSE. On April 12, 2006, there were 1,842,393 ADSs outstanding, representing 3,684,786 common shares, or 2.7% of our total capital (common shares). At April 12, 2006, we had approximately 11,000 shareholders, including 186 U.S. resident holders of our common shares (including The Bank of New York, as depositary). At April 12, 2006, there were 133,957,152 common shares (including common shares represented by ADSs) after the split that became effective on April 12, 2006.

Price History of Our Common Shares and Preferred Shares and the ADSs

The tables below set forth the high and low closing sales prices for our common shares and preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADSs on the NYSE for the periods indicated. The sales prices for our common shares and preferred shares, and the ADSs, have been adjusted to give effect to the three-for-one share split that became effective on April 12, 2006.

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per Common Share		Reais per Preferred Share		U.S. dollars per ADS
	High	Low	High	Low	High	Low
2001	R$5.01	R$4.33	R$5.50	R$3.53	U.S.$5.50	U.S.$2.63
2002	5.00	4.94	5.60	3.31	4.77	1.68
2003	7.00	5.33	8.23	3.12	5.78	1.74
2004	15.33	7.00	19.40	7.87	14.73	5.12
2005	22.30	15.33	26.83	14.22	24.00	11.39

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per Common Share		Reais per Preferred Share(1)		U.S. dollars per ADS
	High	Low	High	Low	High	Low
2004
First Quarter	10.00	7.00	10.86	8.84	7.49	6.09
Second Quarter	10.00	9.00	10.63	7.87	7.10	5.12
Third Quarter	15.33	10.42	16.50	10.15	11.48	6.63
Fourth Quarter	15.33	13.68	19.40	14.08	14.73	9.78
2005
First Quarter	17.19	15.34	19.87	17.17	15.68	12.64
Second Quarter	16.67	15.33	18.47	14.22	15.70	11.39
Third Quarter	21.57	16.67	25.86	17.60	23.25	14.83
Fourth Quarter	22.30	20.33	26.83	19.30	24.00	17.10
2006
First Quarter	32.33	20.50	—	—	28.60	19.45

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per Common Share		Reais per Preferred Share(1)		U.S. dollars per ADS
	High	Low	High	Low	High	Low
December 2005	26.30	22.28	26.30	22.33	22.83	19.93
January 2006	32.33	32.33	32.33	25.17	28.58	22.26
February 2006	32.17	23.60	32.00	23.65	28.60	22.22
March 2006	25.50	20.83	—	—	23.87	19.45
April 2006	28.75	20.60	—	—	24.00	19.98
May 2006	24.10	18.20	—	—	23.89	15.20

Source: Bloomberg

(1) There are no values for this  share after its conversion into common shares, on April 12, 2006.

On May 31, 2006, the closing sales price of:

•                  our common shares on the São Paulo Stock Exchange was R$23.00 per share;

•                  the ADSs on the NYSE was U.S.$19.00 per ADS.

B.       Plan of distribution

Not applicable.

C.       Markets

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of CBLC, which is the São Paulo Stock Exchange’s securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

The São Paulo Stock Exchange is significantly less liquid than the NYSE and many other of the world’s major stock exchanges. While all of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remaining shares are often held by a single or small group of controlling persons or by governmental entities.

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilians holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the CMN. Resolution No. 2,689 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the CMN and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The

Brazilian securities market is governed by Brazilian Law No. 6,385/76, as amended, and by the Brazilian Corporation Law and other CVM rulings and regulations.

Under the Brazilian Corporation Law, a company may be either public (companhia aberta), as we are, or closely held (companhia fechada). All public companies are registered with the CVM and are subject to periodic reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a listed company, like those of our company, also may be traded privately subject to certain limitations.

The Brazilian over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM must receive notice of all trades carried out in the Brazilian over-the counter market by the respective intermediaries.

Trading of a company’s securities on the São Paulo Stock Exchange may be suspended in anticipation of a material announcement. A company must also suspend trading of its securities on international stock exchanges on which its securities are traded. Trading may also be suspended by the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to an inquiry by the CVM or the relevant stock exchange.

Brazilian Law No. 6,385/76, as amended, the Brazilian Corporation Law and regulations issued by the CVM provide for, among other things, disclosure obligations, restrictions on insider trading and price manipulation and protections for minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as securities markets in the United States and some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of our common shares and the ADSs at a disadvantage. Corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

São Paulo Stock Exchange Corporate Governance Standards

The São Paulo Stock Exchange has listing segments:

•                  Corporate Governance Level 1;

•                  Corporate Governance Level 2; and

•                  The Novo Mercado (New Market) of the São Paulo Stock Exchange.

These listing segments have been designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under the Brazilian Corporation Law. The inclusion of a company in any of the new segments requires adherence to a series of corporate governance rules. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations.

We executed a listing agreement with the São Paulo Stock Exchange, under which we agreed to comply with higher corporate governance and disclosure requirements established by the São Paulo Stock Exchange in order to qualify as a company admitted to the Novo Mercado.

When we became a company within Novo Mercado, we agreed, among other things, to:

•                  ensure that our share capital will be composed exclusively of common shares;

•                  ensure that shares representing 25% of our total outstanding share capital are held by investors other than our directors, executive officers and controlling shareholders;

•                  adopt offering procedures that favor widespread ownership of shares whenever making a public offering;

•                  comply with minimum quarterly disclosure standards;

•                  follow stricter disclosure policies with respect to transactions involving our securities made by our controlling shareholder and our directors and executive officers;

•                  make a schedule of corporate events available to our shareholders;

•                  offer tag-along rights to minority shareholders (meaning that upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of the company’s minority shareholders in an amount equivalent to 100% of the price paid for each share in the controlling stake);

•                  in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined pursuant to an appraisal;

•                  present an annual balance sheet prepared in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards;

•                  establish a two-year term for all members of the board of directors;

•                  require that at least 20% of our board of directors constitute independent directors; and

•                  submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies and disputes involving our company, members of our board of directors, board of executive officers, fiscal council or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and regulations, our by-laws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

All members of our board of directors, our board of executive officers and our fiscal council signed a management compliance statement (Termo de Anuência dos Administradores) through which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

ITEM 10. Additional information

A.                        Share capital

Not applicable.

B.                        Memorandum and articles of association.

See the Company’s By-laws (in English translation) filed herewith as Exhibit 1.01.

Main Practices of Corporate Governance

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, controller and other executives. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2005, no such amendment was made or waiver granted.

Under the Corporate Governance Rules of the NYSE, we are  required to disclose any significant differences on our corporate governance practices from those required to be followed by U.S. companies under NYSE listing standard. We have summarized these significant differences below.

We are permitted to follow practice in Brazil in lieu of the provisions of the Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules, or avail ourselves of an appropriate exemption. As a foreign private issuer, we have modified our fiscal council in order to avail ourselves of an exemption from the listing standards for audit committees. For more information, see “—Fiscal Council”. In addition, our chief executive officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules.

Majority of Independent Directors

  Under NYSE Rule 303A.01, each U.S. listed company must have a majority of independent directors. We do not have a similar requirement under Brazilian practice, and we do not have a majority of independent directors serving on our board of directors.

Separate Meetings of Non-Management Directors

  Under NYSE Rule 303A.03, the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under Brazilian practice, but in any event, all members of our board are non-executive directors. Our independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

Under NYSE Rule 303A.04, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law. Directors are recommended for our Board of Directors consistent with the shareholders’ agreement which is described under “Principal Shareholders”.

Compensation Committee

Under NYSE Rule 303A.05, each U.S. listed company must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Brazilian practice. Our Board of Directors is directly responsible for employee and executive compensation and recruitment, incentive-compensation and related matters.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. listed company is  required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the Audit Committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill all other requirements of the NYSE and Rule 10A-3. SEC recognized that due to the local legislation for foreign private issuers, some of the functions of the Audit Committee could be subordinated by local laws to our other bodies. We have availed ourselves of an exemption from the listing standards for audit committees. See “—Fiscal Council”.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our Board of Directors has authorized the establishment of a share option plan that is intended to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in the company. No plan has yet been established, however, and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be. Any such plan, if established, would require the favorable vote of holders of the common shares of the company.

Corporate Governance Guidelines

Under NYSE Rule 303A.09, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, listed our common shares on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards of that Exchange specified under “Market Information—São Paulo Stock Exchange Corporate Governance Standards”. In addition, we have adopted a written policy of trading of securities and disclosure matters.

Code of Business Conduct and Ethics

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar recommendation under Brazilian law and we have adopted a Code of Ethics that applies to our directors, officers and employees.

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website, and in this Form 20-F Annual Report. We have also voluntarily adhered to the Novo Mercado listing standards of the Sao Paulo Stock Exchange (BOVESPA) on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us. For more information concerning such standards, see perdigao.com.br/ri/eng.

Description of Share Capital

General

The following is a summary of certain significant provisions of our by-laws, the Brazilian corporation law and the rules and regulations of the CVM and the Novo Mercado relating to our capital stock, management, periodic disclosure requirements as well as other corporate aspects that apply to the Company.

This description does not purport to be complete as to the matters discussed herein, providing only a general description of some of the provisions of our by-laws, the Brazilian corporation law and the rules and regulations of the CVM and the Novo Mercado.

At a meeting held on February 17, 2006, our board of directors approved convening a annual meeting of our shareholders, that took place on March 8, 2006 to, among other things, take action regarding the following matters: (i) conversion of all preferred shares into common shares, on a 1-for-1 basis; (ii) approved the 1-to-3 stock split of our capital stock; (iii)  the company’s adherence to the Novo Mercado rules and the transfer of trading of the shares issued by the company to the Novo Mercado; and (iv) changes to our by-laws. There was also a special meeting of holders of our preferred shares on March 8, 2006 that approved the conversion of our preferred shares into common shares.

As a result, we entered into the Novo Mercado Participation Agreement with the BOVESPA. Through this agreement, which became effective on April 12, 2006, we were obligated to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of this date, our shares started to be traded on the Novo Mercado segment of the BOVESPA. Our new by-laws also entered into effect at this time.

As long as we are listed in Novo Mercado, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in the city of São Paulo, State of São Paulo. We are duly registered with Junta Comercial do Estado de São Paulo under the number NIRE 35.300.326.237.

Description of capital stock

Our capital stock is R$800,000,000.00, fully subscribed and divided into 133,957,152 common shares. According to our by-laws, our capital stock may be increased up to 180,000,000 common shares, independently of a corporate restructuring, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders. Under the Novo Mercado Participation Agreement we entered into with the BOVESPA, our Company may not issue preferred shares.

Corporate purpose

Article three of our by-laws provides that our corporate purpose consists of: processing, selling and exploration of foods in general, principally those derived from animal protein and nutritional products, which use a refrigerated supply chain for support and distribution; processing and selling of animal feed and nutriments for animals; provision of food services in general; processing, refinement and selling of vegetable oils; exploration, conservation, storage, ensilage and selling of grains, their derivates and byproducts; reforestation activities and other activities involving the extraction, processing and sale of wood; wholesale and resale selling of consumer and manufactured goods, including the selling of equipment and vehicles used in logistical activities; exportation and importation of manufactured and consumer goods; participation in other companies, which may increase our ability to attain the purposes described herein; and participating in projects that are necessary for the operation of the business of the company.

Rights of common shares

Each of our common shares entitles its holder to one vote at an annual or extraordinary shareholders’ meeting (assembléia geral ordinária ou extraordinária). Pursuant to the agreement in connection with the listing of our shares in the Novo Mercado entered into with BOVESPA, we cannot issue shares with no voting rights or restricted voting rights. In addition, our by-laws and Brazilian corporation law provide that common shares are entitled to dividends or other distributions made with respect to such common shares in proportion to their share of the capital stock. See “Payment of dividends and interest on capital” for a more complete description of the payment of dividends and other distributions on our common shares. In addition, upon our liquidation, the common shares are entitled to a return of capital in proportion to their share of our capital stock, after payment of all our liabilities. Holders of our common shares are entitled to participate in future capital increases by our company on a pro rata basis, except in specific situations contemplated under the Brazilian corporation law and our by-laws described in “—Preemptive Rights”.

Meeting of Shareholders

At our shareholder meetings, shareholders are generally empowered to take any action relating to our corporate purpose and to pass such resolutions as they deem necessary. Shareholders at the annual shareholders’ meeting have the exclusive power to approve our financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the shareholders’ meeting. The election of our directors typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at a extraordinary shareholders’ meeting. Our fiscal council (conselho fiscal) act in a permanent basis, and each member of the fiscal council may be elected at any shareholder’s meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting. The following actions, among others, may be taken only at a shareholders’ meeting: amendment of our by-laws; election and dismissal of the members of our board of directors; determining the aggregate compensation of the members of our board of directors and our executive officers, as well as the fiscal council’s compensation, if established; granting of share bonuses; approval of share splits; approval of a stock option plan for the management and employees; approval of the management’s accounts and the financial statements prepared by the management; approval for the management’s plan for the distribution of our net income and the corresponding distribution of dividends and bonuses, as well as the creation of reserves, except for the mandatory reserves; approval of our delisting from the BOVESPA’s Novo Mercado; appointment, from among those institutions identified by our board of directors, of an appraisal company responsible for determining the value of our shares for the purposes of any public offering provided for in our by-laws and in the Novo Mercado rules; authorization of the issuance of convertible debentures or secured debentures; suspension of the rights of a shareholder who has violated Brazilian corporation law or our by-laws; acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock; approval of our transformation into a limited liability company (“sociedade limitada”) or any other corporate form; approval of any merger with another company (incorporação or fusão) or a spin-off (cisão); approval of any dissolution or liquidation and the appointment and dismissal of the respective liquidator as well review of the reports prepared by him or her and by the fiscal council acting during liquidation; and authorization to petition for our bankruptcy or request the compulsory rescheduling of our debts.

According to Brazilian corporation law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights: the right to participate in the distribution of profits; the right to participate equally and on a pro-rata basis in any remaining residual assets in the event of the company’s liquidation; the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription bonuses, except in some specific circumstances under Brazilian law described in “—Preemptive rights”; and the right to withdraw from the company in the cases specified under Brazilian corporation law, as described in “—Withdrawal rights and redemption.”

Quorum

As a general rule, Brazilian corporation law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding capital stock entitled to vote on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are called to amend our by-laws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding capital stock entitled to vote on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action. Abstentions are not taken into account. However, the affirmative vote of shareholders representing, at a minimum, one-half of our issued and outstanding capital stock entitled to vote is required to, among other matters: reduce mandatory dividends; change our corporate purpose; merge our company with another company; spin off a portion of our assets or liabilities; approve our participation in a group of companies; apply for cancellation of any voluntary liquidation; approve our dissolution; and approve the sale of substantially all of our shares to a third party.

As long as we are listed in the Novo Mercado, we cannot issue preferred shares or founder’s shares (partes beneficiarias). In order to delist from the Novo Mercado, we must conduct a public offering. See “—Delisting from the Novo Mercado.”

Notice of our shareholders’ meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial da União or the Diário Oficial do Estado, the official newspaper of the state where our headquarters are located, and in another newspaper with widespread circulation. Our notices are currently published in the Diário Oficial do Estado de São Paulo and in the newspaper Valor Econômico. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the respective shareholders’ meeting.

Location of our shareholders’ meetings

Our shareholders’ meetings take place at our head offices in the City of São Paulo, State of São Paulo. Brazilian corporation law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the meetings are held in the City of São Paulo and the relevant notice contains a clear indication of the place where the respective shareholders’ meeting will take place.

Who may call our shareholders’ meetings

Our board of directors may call a shareholders’ meeting. Shareholders’ meetings may also be called by: any shareholder, if our directors fail to call a shareholders’ meeting within 60 days after the date they were required to do so under applicable laws and our by-laws; shareholders holding at least five percent of our capital stock, if our directors fail to call a meeting within eight days after receipt of a request to call a meeting by those shareholders indicating the proposed agenda;  shareholders holding at least five percent of our shares if our directors fail to call a meeting within eight days after receipt of a request to call a meeting for the creation of the fiscal council; and our fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting. The fiscal council may also call a extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Conditions of admission

Under our by-laws shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares they intend to vote at least five days before the respective shareholders’ meeting.

Shareholders that do not comply with the above mentioned term may be prohibited from participating in our shareholders’ meetings. We believe that this by-law provision is valid and enforceable as it permits us to carry out these meetings. In the event there is a dispute regarding the presence of shareholders at a shareholders’ meeting that have not produced proof of their status as shareholders and proof that they hold the shares they intend to vote at least five days before the respective shareholders’ meeting, as provided in the by-laws, such dispute will be submitted to arbitration as set forth in the Novo Mercado rules.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, which must be a shareholder, a corporation officer, a lawyer or a financial institution. Investment funds must be represented by their managers.

Allocation of Net Income and Distribution of Dividends

Calculation of distributable amount

At each annual shareholders’ meeting, the board of directors is required to recommend how to allocate our net profits for the preceding fiscal year. This allocation is subject to approval by our shareholders. Brazilian corporation law defines net profits for any fiscal year as net income for that fiscal year, net of any accumulated losses from prior fiscal years, income taxes and social contribution taxes and any amounts allocated to our employees’ and management’s participation in our net profits in such fiscal year.

Our by-laws provide that an amount, known as the distributable amount, equal to 25% of our net profits, as reduced by amounts allocated to our legal reserves and contingency reserves (if any), and increased by any reversals of the reserve for contingencies (if any), should be available for dividend distributions or payment of interest on capital in any particular year. The mandatory dividends may also be limited to the realized net profits. Such amount represents the mandatory dividends. Our calculation of net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with Brazilian corporation law. See “Payment of dividends and interest on capital—Dividend policy.”

Reserve accounts

The financial statements of corporations incorporated under Brazilian law include two principal reserve accounts—profits reserves and capital reserves.

Profits reserves.   In accordance with Brazilian corporation law, our profits reserves account is comprised of legal reserves, unrealized profit reserves, contingency reserves, by-law reserves and retained earnings reserves.

•                  Legal reserves.   Under Brazilian corporation law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may be used exclusively to offset losses or increase our capital stock. However, they are not available for the payment of dividends.

•                  Unrealized profits reserves.   Under Brazilian corporation law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. Brazilian corporation law defines realized net profits as the amount by which our net profits exceed the sum of (1) our net positive income, if any, as derived using the equity method of accounting for earnings and losses of our subsidiaries and some of our affiliates and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves, when realized must be added to the next mandatory dividend declared after those profits have been realized, if they have not been used to absorb losses in subsequent periods.

•                  Contingency reserves.   Under Brazilian corporation law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are deemed probable in future years. Any amount so allocated in a prior year either must be reversed in the fiscal year in which the loss had been anticipated, if the loss does not occur as projected, or be offset in the event that the anticipated loss occurs.

•                  By-law reserves.   In accordance with Brazilian corporation law, any corporation may provide in its by-laws for a bylaw reserve, provided the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specifically set forth. Our by-laws provide for two by-law reserves:

•                  Reserves for increases in capital.  20% of our adjusted net profits for each fiscal year should be allocated to the reserves for increases in capital until the aggregate amount in such reserve equals 20% of our capital stock.

•                  Expansion reserves.         Under our by-laws, shareholders’ meetings may decide to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our capital stock. This reserve is intended to minimize the effects of a decrease in our working capital.

•           Retained earnings reserves.   Under Brazilian corporation law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget.

Capital reserve account.   Under Brazilian corporation law, the capital reserve account consists of the share premium from the issuance of shares, the special goodwill reserve from merger, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve account are not taken into consideration for purposes of determining the mandatory distributable amount. With the company’s entry into the Novo Mercado, we will be prohibited from issuing founder’s shares. Additionally, in the case of companies listed in the Novo Mercado, the remaining balance in the capital reserve account may only be used for incorporation into the capital stock, absorbing losses which surpass accumulated profits and the profit reserves; or the redemption, reimbursement or purchase of shares.

Payment of dividends and interest on shareholders’ equity

The by-laws of a Brazilian corporation must specify a minimum percentage of the distributable amount that must be paid to shareholders as minimum dividends, also payable as interest on capital. In compliance with Brazilian corporation law, our by-laws set out that the mandatory distributable amount as 25% of our net profits, after adjustments required by Brazilian corporation law. See “—Calculation of distributable amount.”

In addition to the mandatory distributable amount, our board of directors may recommend that the shareholders approve the payment of additional distributions from other funds legally available for distribution.

While we are required under Brazilian corporation law to pay a mandatory distribution every year, we are also allowed to suspend the mandatory distribution if the board of directors reports to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Any report by board of directors advising the suspension of the mandatory distribution must be reviewed by the fiscal council, if one is in place at the time. In addition, the management of companies with publicly traded securities must submit a report setting out the reasons for the suspension to the CVM. Net profits not distributed by virtue of a suspension are allocated to a separate reserve and, if not absorbed by subsequent losses, must be distributed as soon as the financial condition of the company permits such payments.

The mandatory distribution may be made in the form of interest attributable to shareholders’ equity, which is equivalent to a dividend but may be deducted by us in calculating our income tax obligations.

Dividends.   We are required by Brazilian corporation law and our by-laws to hold an annual shareholders’ meeting no later than April 30 of each year in which our shareholders must vote to declare an annual dividend. The payment of annual dividends is based on our unconsolidated audited financial statements prepared for the immediately preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under Brazilian corporation law, dividends generally must be paid within 60 days after the date on which the dividend is declared, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our by-laws do not require that we adjust the amount of the dividend payment for inflation.

A shareholder has a three-year period from the date of the dividend payment to claim dividends or interest payments with respect to its shares, after which time the aggregate amount of any unclaimed dividends legally reverts to the Company.

Our board of directors may declare interim dividends to be deducted from the accrued profits recorded in our annual or semiannual financial statements. In addition, our board of directors may pay dividends from the net profits based on our unaudited quarterly financial statements. The interim dividends may also be declared and debited to the profit reserve account registered in the most recent annual or semiannual statement. These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory distributions relating to the net profit earned in the year in which the interim dividends were paid.

Interest on shareholder’s equity.   Since January 1, 1996, Brazilian companies have been permitted to pay interest to shareholders and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and, since 1998, social contribution tax. The amount of the deduction is limited to the greater of (i) 50% of our net profits (before payment of any interest or any deduction for income taxes or social contribution taxes) and (ii) 50% of our accumulated profits, in each case only for the relevant period. Our by-laws permit the payment of interest on shareholder’s equity as an alternative to the payment of dividends to shareholders. The rate applied in calculating interest on shareholder’s equity cannot exceed the TJLP for the applicable period. Under our by-laws, the amount distributed to shareholders as interest on shareholder’s equity, net of any withholding tax, may be included as part of the mandatory distribution. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive relating to interest on shareholder’s equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Any payment of interest on shareholder’s equity, whether or not the shareholders are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%. A 25% withholding tax rate applies if the person receiving this interest is a resident of a tax haven jurisdiction (i.e., a country that does not impose income taxes or imposes such taxes at a maximum rate lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of investments). See “Taxation—Brazil—Income tax—Interest on capital.”

Withdrawal Rights and Redemption

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the book value of their shares.

According to Brazilian corporation law, shareholder withdrawal rights may be exercised in the following circumstances, among others: a spin-off, or cisão, from our company (with due regard for the rules discussed below); a reduction in the percentage of mandatory dividends; a change in our corporate purpose; a merger (fusão or incorporação) with another company; or our participation in a group of companies (as defined in Brazilian corporation law).

As long as we are listed in the Novo Mercado, we cannot issue preferred shares or founder’s shares. In order to delist from the Novo Mercado, we must conduct a public offering.

Brazilian corporation law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw from our company if the spin-off: causes a change in the purpose of the company, except if the equity is spun off to a company whose primary business is consistent with our corporate purpose; reduces our mandatory dividends; or causes us to join a group of companies (as defined under Brazilian corporation law).

In cases where we: merge with another company in circumstances in which we are not the surviving company; or participate in a group of companies (as defined under Brazilian corporation law).

Our shareholders will not be entitled to withdraw if their respective shares (i) are liquid, defined as being part of the BOVESPA Index or other traded stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder, the controlling company or companies under common control hold less than 50% of our shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

In the event they exercise withdrawal rights, shareholders are entitled to receive the book value for their shares, based on the last balance sheet approved by the shareholders. If the resolution giving rise to the rights is made more than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the book value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

Redemption

According to Brazilian corporation law, we are permitted to redeem our shares if our shareholders decide to do so at a extraordinary meeting of the shareholders.

Registration of Our Shares

Our shares are held in book-entry form with Banco Itaú. Transfer of our shares is carried out by means of an entry by Banco Itaú in its registries, debiting the account of the seller and crediting the account of the buyer, with the presentation of a written order from the transferor or a judicial authorization or order to effect such transfers.

Preemptive Rights

Except as described below, our shareholders have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their shareholdings, except in those cases involving the grant or exercise of an option to acquire or subscribe for shares of our capital stock or the conversion of debentures into shares. Our shareholders also have a general preemptive right to subscribe for any convertible debentures, rights to acquire our shares and subscription warrants that we may issue. A period of at least 30 days following the publication of the notice of the capital increase is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for consideration. However, according to Brazilian corporation law and our by-laws, our board of directors is authorized to exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares is effected through a stock exchange, through a public offering or through a share exchange in a public offering with purpose of acquiring control of another company. Our shareholders will not exercise their preemptive rights in connection with the global offering.

Corporate Governance

This section contains information regarding our corporate governance practices and should be read together with the Sections “Description of capital stock”, “Management” and “Information regarding securities and instruments issued in the Novo Mercado”.

Corporate governance refers to the procedures used in the management and monitoring of companies, relating to the relationships between shareholders, the board of directors, the management, the independent auditors and the fiscal council.

The Novo Mercado is a listing segment of the BOVESPA which only permits the trading of shares issued by companies which voluntarily agree to certain additional corporate governance practices and disclosure obligations beyond those already imposed by applicable laws and regulations.

Board of directors

Our by-laws require that our board of directors consist of seven directors. Novo Mercado regulations further require that at least 20% of the members of the board of directors be independent directors.

Brazilian corporation law permits cumulative voting for directors at the request of shareholders representing at least 10% of our voting capital stock. Cumulative voting entitles each shareholder to as many votes as there are members of the board of directors for each share they hold. Further, shareholders have the right to allocate their votes to one candidate or several. Under CVM Instruction 282, the minimum percentage of voting capital required for the adoption of cumulative voting by a publicly-held company may be reduced based on its capital stock, varying from 5% to 10%. In our case, considering the amount of our capital stock, shareholders representing 5% of the voting capital may request the adoption of cumulative voting to elect the members of our board of directors. If there is no request for cumulative voting, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that any minority shareholders that, individually or in blocs, hold at least 10% of the common shares have the right to select one director and his or her alternate. Directors are elected at the annual shareholders’ meeting for a period of two years.

Our by-laws require shareholders who want to appoint one or more members to our board of directors who previously were not members of the last board of directors to notify the company, in writing, no later than five days before the respective shareholders’ meeting, as to the candidate’s name and complete professional background. In the event we receive such a notice, we must disclose it (i) promptly, via e-mail, to the CVM and the BOVESPA and (ii) through notice to our shareholders, up to three days before the respective shareholders’ meeting, taking into account only the days when the newspapers usually used by us are sold.

Shareholders who fail to provide notice of their intention of appointing members to our board of directors may be deprived from appointing these members at the shareholders meeting. We believe that said provision is valid and enforceable as it provides other shareholders with the opportunity to learn about the candidates and prepare themselves, if they so desire, to attend and vote at the respective shareholders meeting. In case of any dispute arising from efforts to appoint members that were not previously notified under the terms required by our by-laws, such dispute may be submitted to arbitration in accordance with the rules of Novo Mercado.

According to our by-laws, if cumulative voting is not requested, the members of our board of directors may decide, by a majority of the members present, to propose a complete list of candidates to replace the vacancies in the board. In the event cumulative voting is requested, each candidate from the list proposed by the board of directors will be considered one candidate for the board of directors.

Brazilian corporation law requires that each director own at least one share of our Company.

Fiscal Council

Under Brazilian corporation law, the fiscal council is an outside auditing body independent of the company’s management. Its main responsibility is to inspect the actions of the management and audit the company’s financial statements, reporting their observations to the shareholders.

We have a permanent fiscal council composed of three members and an equal number of alternates. Under the Novo Mercado rules, the members of the fiscal council must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado Listing Regulations and Arbitration Regulations of the Capital Market Arbitration Chamber.

Members of the fiscal council may not be members of the board of directors, officers or an employee of a controlled company or a company from the same group, nor may they be the spouse or relative of any of our officers. Brazilian corporation law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10% of the average remuneration paid to directors, excluding other benefits. At least one of the members of our fiscal council must have a background in accounting, auditing and finance, which qualifies him or her as a financial expert, as defined in the US Sarbanes Oxley Act. According to our by-laws, a member of the fiscal council shall not act as a member of more than another two corporate bodies, such as board of directors, fiscal council or audit committee.

Restrictions on certain transactions outside our corporate purposes

Our by-laws prohibit us from extending or granting any financing or guarantees of any kind to third parties in connection with transactions that are outside our corporate purposes.

Transactions with related parties

Brazilian corporation law prohibits a director from: performing any act of generosity using corporate assets to the detriment of the corporation; by virtue of his or her position, receiving any type of direct or indirect personal reward from third parties without authorization provided for in the by-laws or from a shareholders’ meeting; and taking part in any corporate transaction in which he or she has an interest that conflicts with an interest of the corporation, or in the decisions made by other directors on the matter.

The compensation of directors is determined by the shareholders at the annual shareholders’ meeting that approves the financial statements of the previous year.

Restrictions on certain transactions by controlling shareholders, directors, officers and members of our fiscal council and others executives

Our controlling shareholders, directors, executive officers and members of our fiscal council and executives, who are considered insiders under Brazilian securities regulations, must abstain from trading in our securities, including derivatives based on our securities, as set forth below: prior to the public disclosure of any material act or fact with respect to our business; if we intend to merge with another company, consolidate, spin off part or all of our assets or reorganize; during the 15-day period prior to the disclosure of our quarterly and annual financial statements; or with respect only to our controlling shareholders, directors and executive directors, in the event of the acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.

Arbitration

Under our by-laws, any disputes or controversies relating to the Novo Mercado Listing Rules, our by-laws, any shareholders’ agreement registered at our company’s headquarters, Brazilian corporation law, the laws or regulations issued by Brazilian governmental authorities, the regulations of the BOVESPA and other rules applicable to the capital markets in general must be submitted to arbitration, conducted in accordance with the Rules of the Capital Market Arbitration Chamber established by the BOVESPA.

Additionally, the Novo Mercado regulations provide that the BOVESPA, the company, controlling shareholders, directors and members of the fiscal council must submit any dispute or controversy relating to or derived from the regulations, the Novo Mercado Participation Agreement, the Clausulas Compromissorias, including the sections on enforceability, validity, applicability, interpretation, breach and its effects, to arbitration by the Chamber of Arbitration in accordance with its rules.

Going private process

We may become a private company if our controlling shareholders, a group of controlling shareholders or the company itself conduct a public offering for the acquisition of all our outstanding shares in accordance with the provisions of Brazilian corporation law,  the CVM rules and regulations an the Novo Mercado Regulation. The minimum price to be paid in the public offering shall correspond, at a minimum, to the economic value of such shares, as set forth by the respective valuation report.

The valuation report shall be prepared by a specialized and independent institution and shall be selected by the shareholders’ meeting from a list of three institutions presented by our board of directors. The resolution must be approved by a majority of the shareholders of our outstanding shares present at the meeting, without counting blank votes, the votes of the controlling shareholder, his or her spouse or partner and dependents included in the annual tax form, treasury stock, shares held by companies controlled by or affiliated with the company and other companies of the same economic group. The costs involved in the preparation of the valuation report shall be fully borne by the parties launching the public offering, as the case may be. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares. In this event, our management must call a extraordinary shareholders’ meeting to decide whether or not to perform another valuation using the same or a different valuation method. Such request must be made within 15 days after the disclosure of the price to be paid for the shares in the public offering, and must be duly justified. The shareholders who make such request, as well as those who vote in its favor, shall reimburse us for any costs involved with the new valuation, in the event the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public offering shall be made at the new valuation price, or cancelled, in which case it must be disclosed to the market.

In the event control is exercised diffusely (that is, control which is exercised by: (i) shareholders that hold less than 50% of the capital stock of the company; (ii) shareholders that together hold a percentage greater than 50% of the capital stock, provided these shareholders have not entered into voting agreements, are not under common control and are not acting in representation of a common interest; and (iii) shareholders that have entered into a shareholders’ agreement which together hold less than 50% of the capital stock), whenever a shareholders’ meeting approves the decision to go private, the public offering must be conducted by the company, observing all applicable legal requirements. In this case, we will only be able to acquire the shares held by shareholders who voted in favor of the cancellation at the shareholders’ meeting after acquiring the shares of the shareholders who voted against said decision and accepted this public offering.

Delisting from the Novo Mercado

We may, at any time, delist our shares from the Novo Mercado, provided that the action is approved by shareholders representing the majority of our voting capital stock at a shareholders’ meeting and that BOVESPA is notified in writing at least 30 days in advance. Such resolution must specify whether the delisting  is the result of having our shares registered for trading outside of the Novo Mercado or as a result of going private. Delisting from the Novo Mercado will not mean losing our registration as a public company with BOVESPA.

If we delist from the Novo Mercado as a result of a resolution taken by our shareholders, in order for our shares to be traded outside of the Novo Mercado, our controlling shareholder or group of controlling shareholders must conduct a public offering for the acquisition of our shares. This offering must be conducted within 90 days from delisting from the Novo Mercado, if the cause of the delisting was the registration of our shares for trading outside of the Novo Mercado, and 120 days if it occurs as result of a resolution approving a corporate reorganization in which the shares of the surviving company are not admitted for trading in the Novo Mercado. The public offering price per share must be equivalent to the economic value of those shares as set forth in a valuation report prepared by an independent and specialized institution of recognized experience, which will be selected at a shareholders’ meeting from a list of three institutions presented by our board of directors . Such resolution must be approved by a majority of the shareholders holding our outstanding shares present at the meeting, without counting blank votes, the votes of the controlling shareholder, his or her spouse or partner and dependents included in the annual tax form, treasury stock, shares held by companies controlled or affiliated with the company and other companies that are part of the same economic group. The costs involved in the preparation of the valuation report shall be fully borne by the controlling shareholder.

In the event control over our activities is diffused, the company’s delisting from Novo Mercado, regardless of whether or not it is the result of a registration to trade our shares outside the Novo Mercado or a corporate reorganization, will require that a public offering for the acquisition of shares be conducted by the shareholders that voted in favor of the respective decision.

Another alternative provided for in our by-laws includes those circumstances in which the BOVESPA decides to suspend the trading of our shares for failure to comply with the regulations of the Novo Mercado. In such cases, the chairman of our board of directors must call an extraordinary shareholders’ meeting within two days to replace the entire board of directors. Any shareholder will be entitled to call such meeting if the chairman of the board of directors fails to do so. The new board of directors shall be responsible for ensuring compliance with the regulation infringed.

If the company delists from the Novo Mercado for failure to comply with the regulations of the Novo Mercado as a result of a resolution approved by shareholders at a shareholders’ meeting, the public offering shall be conducted by the shareholders that voted in favor of such resolution. If, however, the company delists for failure to comply with the regulations of the Novo Mercado as a result of management actions, the company shall conduct the public offering targeting all the shareholders so as to cancel its registration as a public company.

Under the Listing Regulations of the Novo Mercado, if there is a change in our shareholding control within the 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the new controlling shareholders shall conduct an offer to acquire the remaining shareholders’ shares for the same price and terms offered to the selling controlling shareholders in the change of control, adjusted by inflation for the period.

If our securities are delisted from the Novo Mercado, we will not be permitted to have securities listed with the Novo Mercado for a period of two years after the delisting date, unless there is a change in control after the delisting.

Diffused control

There will be diffused control over our activities if such control is exercised by: (i) shareholders that hold less than 50% of the capital stock of the company; (ii) shareholders that together hold a percentage greater than 50% of the capital stock, provided these shareholders have not entered into voting agreements, are not under common control and are not acting in representation of a common interest; and (iii) shareholders that have entered into a shareholders’ agreement which together hold less than 50% of the capital stock.

As set forth in our by-laws, such shareholders shall not be considered controlling shareholders in the following circumstances, among others: in the event the Company go private, the Company will be responsible for the public offering, at a price corresponding to the economic value set forth in the appraisal report prepared by a specialized company, provided, however, that the Company will only be able to acquire the shares owned by shareholders that voted in favor of such cancellation after having acquired the shares of the shareholders voting against such decision and which have accepted the public offering; in the event we delist from the Novo Mercado as a result of a resolution of the shareholders, shareholders who voted in favor of the delisting will be responsible for conducting the public offering at a price corresponding to the economic value set forth in the appraisal report prepared by a specialized company; and in the event we delist from the Novo Mercado as a result of non-compliance with the obligations set forth in the Listing Regulations, shareholders voting in favor of the decision which resulted in such non-compliance will be responsible for conducting the public offering at a price corresponding to the economic value set forth in the appraisal report prepared by a specialized company, provided that if the non-compliance resulted from the actions of our management, the Company will be responsible for the public offering.

Protections against shareholding dilution

Our by-laws contain provisions aimed at preventing the concentration of our shares in the hands of a small group of investors in order to maintain a more diluted shareholder base. To this end, our by-laws require that any shareholder that acquires or becomes an owner of our shares, in an amount equal to or greater than 20% of the total shares issued by us, shall, no later than 30 days from the acquisition date or the event that resulted in the ownership equal to or greater than 20% of the total shares issued by us, make or request the registration of a public offering for all the shares issued by us. This shareholder must observe applicable CVM regulations, other BOVESPA regulations and our by-laws. A public offering is also required if a shareholder acquires, through an usufruct or trust, our shares in a number equal to or greater than 20 % of the total shares issued by us.

These obligations are not applicable to shareholders, who, on the publication date of the announcement of this offering, held our control as well as their successors, controlling shareholders, controlled companies or companies under common control.

The percentage of 20% described herein is not applicable to a person who becomes the holder of more than 20% of the shares that we issued as a result of (i) legal succession, provided that the shareholder sells the exceeding shares within 60 days from the material event; (ii) our merge of another company; (iii) the merge of the shares of another company by us; or (iv) the subscription of our shares, conducted in a single primary offering, approved at an annual shareholders’ meeting, called by the board of directors, whose proposed capital increase used the economic value set forth in an economic and financial appraisal report prepared by a specialized company experienced in appraising publicly held companies to determine the share price.

In calculating the 20% of shares issued by the company, we will not take into account the involuntary equity interest additions arising from the cancellation of treasury shares or from capital decreases resulting from the cancellation of shares.

The public offering must be (i) offered indiscriminately to all our shareholders; (ii) conducted by auction at the BOVESPA; (iii) published based on the price calculated according to the procedure set forth below; and (iv) paid in cash, in the local currency, against the acquisition in the public offering of the shares issued by us.

In this public offering, the acquisition price of each of our shares shall not be lower than the greater of: (i) the economic value set forth in the appraisal report; (ii) 135% of the issue price of the shares issued in any capital increase performed through a public distribution which takes place in the 24-month period that precedes the date on which the performance of the public offering becomes obligatory, duly adjusted by the IPCA up to the time of payment; and (iii) 135% of the average value per share of the shares issued by us within the 30-day period before the public offering on the stock exchange which has the greatest volume of trades of our shares.

If CVM regulations applicable to the public offering require the adoption of certain criteria for the calculation of the acquisition price of each of our shares in the public offering that results in a higher acquisition price, the acquisition price calculated under the terms of CVM regulation shall prevail once the public offering is effective.

The public offering does not preclude another one of our shareholders or, if applicable, the company, from preparing a competing public offering in accordance with applicable regulations.

The shareholder or shareholders who vote for an amendment to limit shareholders’ rights to conduct a public offering or in favor of the exclusion of such procedure during an annual shareholders’ meeting will be obliged to conduct a public offering.

Change of control

Pursuant to the Novo Mercado Listing Regulations, in the event there is a change in the corporate control of our company, either directly or indirectly, through single or successive transactions, the acquirer must conduct a public offering to buy all of the shares of our other shareholders under the same purchase terms and conditions applied to the acquisition of the corporate control within 90 days from the date of acquiring the controlling shares.

The same public offering must also be made: if there is a significant assignment of rights to purchase our shares and other instruments or rights related to securities convertible into our shares, which may result in a change of control; if our controlling shareholder is an entity and the control of such controlling shareholder is transferred to a third-party; or if any shareholder acquires control of our company through a private contract with our controlling shareholder. In such cases, the acquiring shareholder must (i) make a public offering on the same terms and conditions described above, and (ii) pay those shareholders from which he or she acquired shares through Bovespa, during the six months prior to the date of the sale of control, an amount equal to the difference between the price paid to the selling controlling shareholder and the value paid at the market for our shares during that period, duly adjusted.

In the event control over our activities is diffused, the shareholder acquiring control will be required to conduct a public offering if the sale of the shares of our capital stock would provide it with effective control to direct our business and guide the operation of parts of our company, directly or indirectly, in fact or by right. A determination of whether or not there is effective control will be performed on a case by case basis though an analysis of the actual circumstances.

The acquirer, when necessary, must take any measure required to reestablish, within the following six months, the minimum 25% of free float.

The controlling shareholder may not conduct any transfer of our shares nor may the company conduct any registration of such transfers, until the acquirer signs compliance statement subscribing to the Novo Mercado Regulations and the regulations of the Market Arbitration Chamber.

Public offerings

In the event that more than one of the above mentioned situations takes place at the same time, our by-laws permit that the acquisition of our shares be conducted through one single public offering, provided that the procedures are compatible, there is no damage to the targeted shareholders and approval is obtained from the CVM, where required by law.

In addition, under our by-laws the company or the shareholders conducting the public offering may conduct the offering through any shareholder, third-party and, as the case may be, the company itself. The company or the shareholders responsible for conducting the public offering will remain subject to liability until it is fully accomplished in accordance with applicable law.

Suspension of the rights of the acquiring shareholder for non-compliance with our by-laws

In the event of noncompliance with the provisions set forth in our by-laws, the acquiring shareholder failing to conduct a public offering when there is a change of control and the acquisition of shares representing 20% or more of company’s capital stock will be subject to suspension of his or her shareholder rights by shareholders at a shareholders’ meeting. A shareholders’ meeting must be called in the case of such non-compliance. Additionally, the acquiring shareholder will not be allowed to vote at this meeting.

Purchases by us of shares of our own capital stock

Our by-laws authorize our board of directors to approve the acquisition of our own shares or issue options for the sale and purchase of our shares. The decision to acquire our shares or maintain the acquired shares in treasury or to cancel them may not, among other things: result in the reduction of our capital stock; require the use of resources greater than the balance of profits or the reserves registered in the most recent statement; create, directly or indirectly, any artificial demand, supply or share price condition or use any unfair practice, as a result of any action or omission by the company; or be used for the acquisition of shares held by our controlling shareholders.

We may not keep in treasury more than 10% of our common shares, including the shares held by our subsidiaries and affiliates.

Any acquisition by us of our shares must be made on a stock exchange, except where the shares are registered for negotiation only in the over-the-counter market, and cannot be conducted through a private transaction unless prior approval is received from the CVM. We may also purchase our own shares for the purpose of going private. Moreover, we may acquire or issue put or call options related to our shares.

Disclosure Requirements

As a publicly held corporation, we are subject to the reporting requirements established by Brazilian corporation law and the CVM. Further, because we will be listed with the Novo Mercado, we must also follow the disclosure requirements set forth in the Novo Mercado Regulations.

Disclosure of trading by controlling shareholders, directors, executive officers or members of the fiscal council

Brazilian securities regulations require our controlling shareholders, management, members of our fiscal council and any other technical or consulting bodies to disclose to the CVM and the BOVESPA the number and type of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them as well as any changes in their respective ownership positions during the preceding 12 months. The information regarding the acquisition of such securities (amount, price and date of acquisition) must be provided to the CVM and the BOVESPA within 10 days of the end of the month in which they were traded.

Novo Mercado Regulations also require the members of the fiscal council to similarly disclose the abovementioned information to the BOVESPA. Additionally, such persons, our controlling shareholders, directors, executive officers and members of any committee must also provide information regarding the trading of our securities, including derivatives and future trading plans. Transactions involving amounts above R$10.0 million must be disclosed separately. These disclosures must include: the name and qualification of the person providing the information; the amount, price, type, class and other characteristics of the shares or securities traded; and the acquisition method (private transaction, stock exchange transaction or otherwise).

According to CVM Instruction No. 358, of January 3, 2002, any controlling shareholder or any person or entity, individually or in a group of persons or entities, sharing the same interests, which increases their holdings in our capital stock by more than 5%, must disclose the following information to us, the CVM and the BOVESPA: the name and qualification of the person providing the information; the amount, price, type, class and other characteristics of the shares or securities traded; the acquisition method (private transaction, stock exchange transaction or otherwise); the reasons and objectives of the transaction; information regarding any agreement relating to the exercise of voting rights or the purchase and sale of our securities; and the average price in the BOVESPA of the securities acquired during the 90-day period preceding the transaction.

Disclosure of material developments

Under Brazilian securities regulations, we must disclose any material development related to our business to the CVM and the BOVESPA. We are also required to publish a notice disclosing that material development. A development is deemed material if it has an impact on the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments, as established in CVM instruction No. 358, of January 3, 2002.

Public meeting with analysts

Novo Mercado Regulations require that the company conduct a public meeting with analysts and any other interested parties at least once a year to disclose information regarding the company’s economic and financial situation, its projects and its expectations.

Annual calendar

Novo Mercado Regulations require that companies and their management, up to the end of January of each year, disclose an annual calendar, sending a copy to the BOVESPA, containing all scheduled corporate events, company information, the time and place of such events and the date when the information relating to these events will be disclosed and sent to the BOVESPA.

Stock option programs

As of the date of this form, the company does not have a stock option program for the acquisition of shares and other instruments or securities issued by the company. However, in the event the company does establish a program of this type, it must disclose it and provide the BOVESPA and the CVM with a copy.

Agreements with the same group

According to the Novo Mercado Regulations, the company must send the BOVESPA and disclose information relating to any agreements entered into by the company with its controlled companies and affiliates, officers and controlling shareholder, and, moreover, any agreements entered into by the company with controlled companies and affiliates of the officers and controlling shareholder as well as other companies that, together with these persons, compose one same group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of the net equity of the company in any period of one year, whichever is greater.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions as well as any influence that this agreement may have over the management and operations of the company.

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

There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an Electronic Registration under the Resolution 2689. Under Resolution 2689, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution 2689 are also generally entitled to favorable tax treatment. See “Taxation—Brazilian Tax Considerations.”

Electronic Registrations by the Brazilian Central Bank have been issued in the name of the Company with respect to the Preferred ADSs. Pursuant to the electronic registration, the Custodian will be able to convert dividends and other distributions with respect to the Preferred Shares represented by the Preferred ADSs into foreign currency and remit the proceeds outside Brazil.

E.             Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs or common shares. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of ADSs or common shares. Prospective holders of ADSs or common shares should consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of ADSs or common shares in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Common Shares which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”). The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

Taxation of Dividends.

Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the Depositary in respect of the Common Shares underlying the Common ADSs or (ii)  a non-Brazilian holder in respect of Common Shares, are not subject to any withholding tax in Brazil  according to the current tax legislation. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil.

According to Law 11051, of December 29, 2004, that modified Law 4357 dated July 17, 1964, the distribution of stock dividends and profits to shareholders and directors is not permitted if the Company has non-secured debts with the Union and with Social Security (INSS); violation of this provision would subject the company and the directors and members of the Management who received these amounts, to fines of 50% of the amount distributed, limited to 50% of the total value of the Company’s non-secured debt.

Taxation of Gains.

According to Law Nº 10.833/03, the disposition of assets located in Brazil, by a Non-Resident holder, whether to other non-Brazilian residents or to a Brazilian resident, may be subject to capital gains taxes in Brazil.

With respect to the disposition of the common shares, as they are assets located in Brazil, the Non-Resident holder may be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

The withdrawal of Common Shares in exchange for Common ADSs is not subject to Brazilian tax. The deposit of Common Shares in exchange for Common ADSs is not subject to Brazilian tax provided that the Common Shares are registered by the investor or its agent under the 2,689 Regulation. In the event the Common Shares were not so registered, the deposit of Common Shares in exchange for Common ADSs may be subject to Brazilian tax at the rate of 15%. On receipt of the underlying Common Shares, a non-Brazilian holder who qualifies under the 2,689 Regulation will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Common Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Common Shares. When the Common Shares are registered under the 2,689 Regulation, the non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Common Shares that occur in Brazil to or with a resident of Brazil, outside of the São Paulo Stock Exchange. Non-Brazilian holders are subject to withholding tax at the rate of 10% on gains realized on sales or exchanges in Brazil of Common Shares that occur on the São Paulo Stock Exchange unless such sale is made under the 2,689 Regulation.

Gains realized arising from transactions on the São Paulo Stock Exchange by an investor under the 2,689 Regulation are not subject to tax (except as described below). The “gain realized” as a result of a transaction on the São Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on the São Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Common Shares, both such values to be taken into account in reais. There are grounds, however, to hold that the “gain realized” should be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of Common ADSs and for certain non-Brazilian holders of Common Shares under the 2,689 Regulation will continue in the future or that such treatment will not be changed in the future.

As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the Common ADSs or Common shares is resident of a tax haven - i.e., countries which do not charge income tax or if it does such tax is lower than 20% - in accordance with Law No. 9,959, of January 27, 2000. In other words, gains realized by such holder on the sale or exchange in Brazil that occur in the spot market of shares traded on a Brazilian stock exchange would be taxed at a rate of 10%. As of January 1, 2002, the applicable tax rate increased from 10% to 20%. Law 9,959 also increased from 10% to 20%, starting January 1, 2002, the applicable tax rate on gains realized on the sale or exchange in Brazil of Common Shares, that occur on the São Paulo Stock Exchange.

Any exercise of preemptive rights relating to the Common Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Common Shares by the Depositary on behalf of holders of Common ADSs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is performed within the São Paulo Stock Exchange, in which the gains are exempt from withholding income tax.

Any gain on the sale or assignment of preemptive rights relating to Common Shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposition of Common Shares. The maximum rate of such tax is currently 15%.

Interest on Shareholder’s Equity

Since January 1, 1996, Brazilian companies have been permitted to pay interest to shareholders and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and, since 1998, social contribution tax. The amount of the deduction is limited to the greater of (i) 50% of our net profits (before payment of any interest or any deduction for income taxes or social contribution taxes) and (ii) 50% of our accumulated profits, in each case only for the relevant period. Our by-laws permit the payment of interest on shareholder’s equity as an alternative to the payment of dividends to shareholders. The rate applied in calculating interest on shareholder’s equity cannot exceed the TJLP for the applicable period. Under our by-laws, the amount distributed to shareholders as interest on shareholder’s equity, net of any withholding tax, may be included as part of the mandatory distribution. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive relating to interest on shareholder’s equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Any payment of interest on shareholder’s equity, whether or not the shareholders are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%. A 25% withholding tax rate applies if the person receiving this interest is a resident of a tax haven jurisdiction (i.e., a country that does not impose income taxes or imposes such taxes at a maximum rate lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of investments).

No assurance can be given that the Board of Directors of the Company will not determine that future distributions of profits will be made by means of interest over Company’s capital instead of by means of dividends.

Other Brazilian Taxes.

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Common Shares or Common ADSs by a non-Brazilian holder except eventual taxes on gift and inheritance which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Common Shares or Common ADSs.

Pursuant to Decree 2,219 of May 2, 1997, and Ordinance no. 5 of January 21, 1999, issued by Ministry of Finance, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the Common Shares or Common ADSs and those made under the 2,689 Regulation) is subject to a transaction tax (“IOF”), although at present the rate of such tax is 0%.

The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

Pursuant to Law 9,311 of October 24, 1996, the Contribuição Provisória sobre Movimentação Financeira (the “CPMF tax”) was levied at a rate of 0.2% on all fund transfers in connection with financial transactions in Brazil. Pursuant to Law 9,539, the CPMF tax is payable until February 1999. Pursuant to Constitutional Amendment 21, of March 18, 1999, the collection of the CPMF was extended for an additional period of 36 months. The payment of the CPMF tax was initiated on June 17, 1999 and its rate was increased to 0.38% during the first 12 months, and went down to 0.30% for the remaining period. But in December 2000, Constitutional Amendment 31 increased the rate to 0.38% as of March 2001. Although the CPMF tax was set to expire on June 16, 2002, the Constitutional Amendment 37 dated June 12, 2002 established an extension of the expiration date of the CPMF tax to December 31, 2004. Notwithstanding this, such Constitutional Amendment 37 maintained the tax rate of 0.38% up to December 31, 2003 and reduced its rate to 0.08% in 2004. However, on December 31, 2003, Congress approved the new Constitutional Amendment 42, which extends the collection of the CPMF to December 31, 2007, also extending to the same date, the validity of Law 9,311/96 and of the applicable rate of 0.38%.

The responsibility for the collection of the CPMF tax is borne by the financial institution, responsible for financial operations, object of this tax incidence. Additionally, when the non-Brazilian holder remits the proceeds from the sale or assignment of Common Shares by means of a foreign exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in Brazilian reais. If it is necessary to perform any exchange transaction in connection with Common ADSs or Common Shares, it will bear the CPMF tax.

Registered Capital.

The amount of an investment in Common Shares held by a non-Brazilian holder registered with the CVM under the 2,689 Regulation, or in ADSs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance abroad of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Common Shares. The Registered Capital for Common Shares purchased in the form of a Common ADS, or purchased in Brazil and deposited with the Depositary in exchange for a Common ADS, will be equal to their purchase price (in U.S. dollars) paid by the purchaser. The Registered Capital for Common Shares that are withdrawn upon surrender of Common ADSs, will be the U.S. dollar equivalent of (i) the average price of the Common Shares on the São Paulo Stock Exchange on the day of withdrawal, or (ii) if no Common Shares were sold on such day, the average price of Common Shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Common Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on such date (or, if the average price of Common Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Common Shares).

A non-Brazilian holder of Common Shares may experience delays in effecting the registration of Registered Capital which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs and common shares as of the date hereof. Except where noted, this summary deals only with U.S. Holders (as defined below) that hold our ADSs or common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used in this summary, the term “U.S. Holder’’ means a beneficial owner of our ADSs or common shares that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of an ADS or common share that is a nonresident alien individual; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of a country other than the United States or a political subdivision thereof; or an estate or trust that is not a U.S. Holder.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; an insurance company; a tax-exempt organization; a person holding our ADSs or common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle; a trader in securities that has elected the mark-to-market method of accounting for your securities; a person liable for alternative minimum tax; a person who owns 10% or more of our voting stock; a partnership or other pass-through entity for U.S. federal income tax purposes; or a person whose “functional currency” is not the U.S. dollar.

If a partnership holds our ADSs or common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or common shares, you should consult your tax advisers.

The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code’’), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ADSs or common shares, you should consult your own tax advisers concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax (described below) applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

Nature of ADSs for U.S. Federal Income Tax Purposes

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by the ADSs. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same for common shares, and deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Those dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of ADSs. Those dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to a reduced rate of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by those shares) if (i) those shares (or ADSs) are readily tradable on an established securities market in the United States and (ii) the foreign corporation was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). Based on existing guidance, it is not entirely clear whether a dividend on a common share will be treated as a qualified dividend, because the common shares themselves are not listed on a U.S. exchange. Although our ADSs are readily tradable on an established securities market at this time, we cannot assure you that our ADSs will be considered so tradable in later years. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2004 or 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Regardless of our status as a qualified foreign corporation, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rate of taxation. In addition, the rate reduction will not apply to dividends if the recipient of the dividends is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of our ADSs or common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the current foreign tax credit limitation rules. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general category income.”  A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying common shares represented by the ADSs to the extent the U.S. holder has not held the ADSs or common shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ADSs or common shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisers to determine whether and to what extent you would be entitled to this credit. You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. A dividend will not be eligible for the corporate dividends received deduction.

To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income, and you would generally not be able to use the foreign tax credit arising from any Brazilian withholding tax imposed on those distributions unless that credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, the Company does not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of ADSs or common shares, or rights to subscribe for ADSs or common shares, that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Non-U.S. Holders: A dividend paid to a Non-U.S. Holder on an ADS or common share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADS or common share). A Non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, for U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or redemption of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares, both determined in U.S. dollars. That gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our ADSs or common shares unless that credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a common share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a common share.

In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

Non-U.S. holders. A Non-U.S. Holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of an ADS or common share unless (i) the gain is effectively connected with the conduct of trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADS or common share), or (ii) in the case of a Non-U.S. Holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2004 or 2005 taxable year. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, it is possible that the Company will become a PFIC for any future taxable year.

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

If the Company is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations—Taxation of Dividends” and “U.S. Federal Income Tax Considerations - Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the next two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADS or common share and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADS or common share exceed 125% of the average annual taxable distributions that the U.S. holder received on the ADS or common share during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADS or common share). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADS or common share, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each of those years, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. holder who owns an ADS or common share during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADS or common share and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxed on a pro-rata share of the Company’s ordinary earnings and net capital gain treated as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year that the ordinary income is realized or the dividend is paid or in the preceding taxable year. The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year that the Company is a PFIC. Although a QEF election generally cannot be revoked, if a U.S. holder makes a timely QEF election for the first taxable year that it owns an ADS or common share and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a

PFIC. If a QEF election is not made in that first taxable year, an election in a later year will generally require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

Instead of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock. Losses would be allowed only to the extent of the net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder’s adjusted basis in the ADSs or common shares will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules stated in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the ADSs or common shares will be considered to be marketable stock if the ADSs or common shares trade, other than in de minimus quantities, on at least 15 days during each calendar quarter. There is no certainty, however, that the common shares will be considered to be “marketable stock” for these purposes unless and until the Internal Revenue Service designates the Bovespa as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make that designation.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange Tax, IOF/Bonds Tax or CPMF tax (as discussed above under “—Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct those taxes, subject to applicable limitations under the Code. You should consult your tax advisers regarding the U.S. federal income tax consequences of these other Brazilian taxes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of ADSs or common shares and the proceeds from the sale, exchange or redemption of ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are a corporation or other exempt recipient. A backup withholding tax may apply to those payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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

05350-901—São Paulo—SP—Brazil

Tel.: (5511) 3718-5301

Fax: (5511) 3718-5297

E-mail: acoes@perdigao.com.br

I.                     Subsidiary Information

See “Notes to the Consolidated Financial Statements” for a description of the Company’s subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks related to potential losses resulting from adverse changes in interest rates, exchange rates and the price of some commodities. We have established policies and procedures to manage our sensitivity to such risks. These procedures include the monitoring of our level of exposure to each market risk through an analysis based on our balance-sheet exposure combined with an analysis of expected cash flows. We also use derivative financial instruments to reduce the effects of these risks. The following section describes the significant market risks associated to our activities and the related financial instruments.

Interest Rate Risk

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2005. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. —  See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

	All- in weighted average annual interest	Expected maturity date						Carrying
Financial Instruments	rate	2006	2007	2008	2009	2010	Thereafter	amount	Fair value
		(in millions of reais)
Assets
(i.e., short-term/non current marketable securities
Fixed rate:
In U.S. dollars	4.88%	575.9	—	—	42.4	—	—	618.3	619.3
In euros	5.08%	14.8	—	—	—	—	—	14.8	15.1
Variable rate:
In reais	65% - 100% CDI	145.8	—	—	—	—	—	145.8	145.8
In U.S. dollars	LIBOR + 5.75%	—	—	—	49.2	—	—	49.2	49.7
In U.S. dollars	U.S. fed funds	57.2	—	—	—	—	—	57.2	57.2
No interest rate:
In reais		24.1	—	—	—	—	—	24.1	24.1
Total								909.4	911.2

Liabilities
(i.e., short- term/non current debt)
Fixed rate:
In reais	9.35%	115.4	4.3	3.9	3.9	2.7	3.9	134.1	124.3
In U.S. dollars	4.94%	161.3	2.4	0.2	—	—	—	163.9	163.6
Variable rate:
In reais:
Index	TJLP + 3.32%	44.9	41.8	11.4	10.3	6.2	0.1	114.7	106.8
Index	95% - 100% CDI	99.1	—	—	—	—	—	99.1	99.1
Index	% IGP-M + 1%	—	—	0.1	0.4	1.2	42.4	44.1	12.7
In U.S. dollars
Index	LIBOR + 1.47%	128.3	47.1	399.3	166.4	325.5	51.9	1,118.5	1,118.4
Total								1,674.4	1,624.9

Total net liabilities (assets–liabilities)								765.0	713.7

Foreign Exchange Risk

In managing our foreign exchange risk, we try to balance our assets denominated in foreign currency against our liabilities also denominated in foreign currency. We also consider future cash flows resulting from the transactions in foreign currency, especially the exports denominated in U.S. dollars, euro and pounds sterling. We usually enter into derivative instruments, mainly local short-term swaps, to manage such foreign exchange risk, but these derivatives generally do not cover 100% of the principal amount of our U.S. dollar-denominated obligations.

Under Brazilian GAAP, we account for our derivative instruments using the accrual method, whereas under U.S. GAAP, we account for them using the fair value method because we do not qualify for hedge accounting. See Note 21.1 of the consolidated financial statements included in this form for a description of this GAAP difference.

The table below provides information about our derivative financial instruments and other financial instruments and presents such information in real equivalents at December 31, 2005. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For the cross-currency swaps, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

	Expected maturity date						Gain/(loss)
On-Balance Sheet Financial Instruments	2006	2007	2008	2009	2010	Thereafter	Carrying amount	Fair value
	(in millions of reais, except interest rates)
U.S. dollar-denominated instruments
Assets:
Short-term/Non-current marketable securities	788.2	—	—	91.6	—	—	879.8	881.4
Average annual interest rate	4.31%	12.22%	5.13%

Liabilities:
Short-term/Non-current debt	289.6	49.2	399.4	166.4	325.6	52.0	1,282.2	1,282.1
Average annual interest rate	5.21%	5.92%	5.50%	5.61%	5.78%	5.46%	5.53%

Euro-denominated instruments
Assets:
Short-term/Non-current marketable securities	14.8	—	—	—	—	—	14.8	15.1
Average annual interest rate	5.08%	5.08%

	Notional amount - Expected maturity date						Gain/(loss)
Exchange rate derivatives	2006	2007	2008	2009	2010	Thereafter	Carrying amount	Fair value
	(in million of reais, except interest rates)
Cross currency swaps
Receive U.S.$/ Pay R$:
Notional amount	152.5	—	—	—	—	—	(8.9)	(9.3)
Average annual interest received in U.S.$	3.87%
Average annual interest paid in R$	100% of CDI

Commodity Price Risk

We buy some commodities, especially corn and soybeans, which are important raw materials for animal feed and represents a significant production cost. The prices of corn and soybeans are volatile because they are subject to weather conditions, crop size, cost of transportation and storage, government policies, foreign exchange variations and changes in international market prices, among other factors.

In order to reduce the effects  of possible significant impacts of these commodities on our costs, we have adopted a commodity risk management policy, including the use of derivative instruments from time to time, purchase agreements with fixed prices, and purchases with prices to be defined in future dates. At December 31, 2005, we had no derivative instruments outstanding with respect to commodity price risks.

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

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

The Board of Directors has determined on May 20, 2005 that Mr. Attílio Guaspari, a member of its Fiscal Council, is a “financial expert” within the meaning of the SEC rules applicable to disclosure of such expertise.

ITEM 16B. Code of Business Conduct and Ethics

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar recommendation under Brazilian law and we have adopted a Code of Ethics that applies to our directors, officers and employees.

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

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2005 and 2004:

No payments of consultancy fees were made to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley Act.

	Year Ended December 31,
	2005	2004
		R$Thousand
Audit fees	611.5	479.3
Audit-related fees	0	0
Tax fees	432.7	1,321.1
Other fees	0	0
Total fees	1,044.2	1,800.4

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. EXHIBITS

1.01   By-laws of the Company (in English translation) as currently in effect

2.1.The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

12.01  Certification of the Chief Executive Officer under Item 15

12.02  Certification of the Chief Financial Officer under Item 15

13.01. Certification pursuant to 18 U.S.C. Section 1350.

13.02. Certification pursuant to 18 U.S.C. Section 1350.

Perdigão S.A. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2005, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2005, 2004 and 2003

Report of Independent Registered Public Accounting Firm
Audited Consolidated Financial Statements:
Consolidated Balance Sheets
Consolidated Income Statements
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Changes in Financial Position
Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Perdigão S.A.:

We have audited the accompanying consolidated balance sheets of Perdigão S.A. and subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of its operations and changes in financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting  principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the consolidated financial statements).

São Paulo, January 24, 2006
except for Notes  21 and 22, as to which the date is
June 9, 2006.

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

/s/ Luiz Carlos Passetti
Luiz Carlos Passetti
Accountant

PERDIGÃO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(in millions of Brazilian Reais)

ASSETS

	2005	2004
Current Assets:
Cash and cash equivalents	778.6	212.6
Marketable securities	39.1	51.0
Trade accounts receivable, net	555.7	524.4
Inventories	646.1	580.6
Recoverable taxes	83.2	90.8
Deferred income tax	5.9	18.9
Other	80.0	65.8
	2,188.6	1,544.1
Non-current Assets:
Marketable securities	91.6	134.0
Trade accounts receivable, net	10.5	10.4
Recoverable taxes	18.2	27.7
Deferred income tax	47.2	31.7
Judicial deposits	17.8	16.3
Notes receivable	38.4	39.8
Other assets	3.7	0.7
	227.4	260.6
Permanent Assets:
Goodwill and other investments	16.6	4.7
Property, plant and equipment	1,106.8	918.5
Pre-operating expenses and software development	92.8	72.2
	1,216.2	995.4

Total Assets	3,632.2	2,800.1

PERDIGÃO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(in millions of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2005	2004
Current Liabilities:
Short-term debt	548.7	706.8
Trade accounts payable	332.6	327.1
Payroll and related charges	102.8	84.3
Taxes and social charges	27.3	28.9
Dividends and interest on shareholders’ equity	59.0	37.6
Management and employees profit sharing	38.0	32.2
Other	21.5	19.0
	1,129.9	1,235.9
Long-Term Liabilities:
Long-term debt	1,125.4	464.7
Taxes and social contribution payable	1.1	16.5
Deferred income tax	19.5	1.9
Provision for contingencies	133.5	111.0
	1,279.5	594.1

Total Liabilities	2,409.4	1,830.0

Shareholders´ Equity:
Capital	800.0	490.0
Profit reserves	423.6	480.9
Treasury shares	(0.8)	(0.8)
	1,222.8	970.1

Total Liabilities and Shareholders’ Equity	3,632.2	2,800.1

See accompanying notes to consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
Years ended December 31, 2005, 2004 and 2003
(in millions of Brazilian Reais, except per share data)

	2005	2004	2003
Gross Sales:
Domestic sales	3,035.8	2,840.1	2,533.1
Export sales	2,837.5	2,727.2	1,837.9
	5,873.3	5,567.3	4,371.0
Taxes, discounts and returns on sales	(728.1)	(684.0)	(545.8)
Net Sales	5,145.2	4,883.3	3,825.2
Cost of sales	(3,685.9)	(3,532.4)	(2,802.3)
Gross Profit	1,459.3	1,350.9	1,022.9
Operating Expenses:
Selling expenses	(845.6)	(790.8)	(682.6)
General and administrative expenses	(56.9)	(54.1)	(46.4)
Management compensation	(9.5)	(7.7)	(6.5)
	(912.0)	(852.6)	(735.5)
Operating Income before financial expenses and other	547,3	498,3	287,4
Financial expenses, net	(82.7)	(117.8)	(137.8)
Other operating expenses, net	(8.9)	(8.6)	(1.6)
Operating Income	455.7	371.9	148.0
Non-operating expenses	(4.6)	(3.5)	(2.6)

Income Before Taxes and Profit Sharing	451.1	368.4	145.4
Income and social contribution taxes expense	(62.5)	(47.3)	(12.4)
Employees’ profit sharing	(22.8)	(19.1)	(7.5)
Management profit sharing	(4.8)	(6.4)	(1.9)
Net Income	361.0	295.6	123.6

Shares outstanding at December 31 (thousands)(1)	44,509	44,509	44,509

Earnings per outstanding share at year end—in Brazilian Reais	8.11	6.64	2.78

(1) In a Shareholders’ Meeting on March 8, 2006, the shareholders approved a 3 to 1 stock split, effective on April 12, 2006. For purposes of the computation of earnings per share, such split is not reflected for the years presented.

See accompanying notes to consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004 and 2003
(In millions of Brazilian Reais)

	Capital	Profit reserves	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2002	490.0	186.3	(0.8)	—	675.5
Net income for the year	—	—	—	123.6	123.6
Appropriation of income for the year:
Legal reserve	—	6.5	—	(6.5)	—
Reserve for capital increase	—	25.7	—	(25.7)	—
Reserve for expansion	—	60.5	—	(60.5)	—
Unrealized profits	—	(5.1)	—	5.1	—
Interest on shareholders’ equity - R$0.809 per outstanding share at year-end	—	—	—	(36.0)	(36.0)
BALANCES AS OF DECEMBER 31, 2003	490.0	273.9	(0.8)	—	763.1
Net income for the year	—	—	—	295.6	295.6
Appropriation of income for the year:
Legal reserve	—	14. 4	—	(14.4)	—
Reserve for capital increase	—	57.3	—	(57.3)	—
Reserve for expansion	—	126.1	—	(126.1)	—
Unrealized profits	—	9.2	—	(9.2)	—
Dividends and interest on shareholders’ equity - R$1.993 per outstanding share at year-end	—	—	—	(88.6)	(88.6)
BALANCES AS OF DECEMBER 31, 2004	490.0	480.9	(0.8)	—	970.1
Increase in capital, with reserves	310.0	(310.0)	—	—	—
Net income for the year	—	—	—	361.0	361.0
Appropriation of income for the year:
Legal reserve	—	18.1	—	(18.1)	—
Reserve for capital increase	—	72.2	—	(72.2)	—
Reserve for expansion	—	162.6	—	(162.6)	—
Unrealized profits	—	(0.2)	—	0.2	—
Dividends and interest on shareholders’ equity - R$2.433 per outstanding share at year-end	—	—	—	(108.3)	(108.3)
BALANCES AS OF DECEMBER 31, 2005	800.0	423.6	(0.8)	—	1,222.8

See accompanying notes to consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005, 2004 and 2003
(in millions of Brazilian Reais)

	2005	2004	2003
Sources:
From operations (see below)	501.4	434.7	183.1
From long-term financing	975.6	345.6	517.6
Transfer from non-current to current assets	132.4	142.9	39.2
Disposal of property, plant and equipment	12.6	15.8	6.5
Other	1.1	12.2	3.3
	1,623.1	951.2	749.7
Applications:
Transfer from long-term to current liabilities	314.3	525.8	403.7
Long-term investments	106.9	295.4	5.2
Investment	23.1	—	—
Property, plant and equipment	266.3	110.5	74.3
Pre-operating expenses and software development	35.2	19.4	13.0
Dividends and interest on shareholders’ equity	108.3	88.6	36.0
Other	18.5	15.7	0.2
	872.6	1.055.4	532.4
Increase (Decrease) in Working Capital:	750.5	(104.2)	217.3
Changes in Working Capital:
At the beginning of the year	308.2	412.4	195.1
At the end of the year	1,058.7	308.2	412.4
Increase (decrease) in working capital	750.5	(104.2)	217.3
Operating Resources:
Net income for the year	361.0	295.6	123.6
Depreciation, amortization and depletion	117.3	105.3	98.7
Deferred income tax and other recoverable taxes	11.8	11.5	(32.8)
Increase (reversal) provision for contingencies	(13.9)	0.4	(30.6)
Net financial charges on long-term items	36.6	22.3	21.6
Result from disposal and write-off of permanent assets	(2.9)	0.9	3.8
Other	(8.5)	(1.3)	(1.2)
	501.4	434.7	183.1

See accompanying notes to consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003
(in millions of Brazilian Reais)

1. OPERATIONS

Perdigão S.A. together with its subsidiaries (collectively “the Company”) is a publicly held company incorporated under the laws of the Federative Republic of Brazil, whose principal activities are the raising, production and slaughtering of poultry (chicken, Chester®, turkeys and other) and pork, and the processing and sale of frozen products, pasta, vegetables, and soybean derivatives. At the end of 2005, the Company entered the beef business and also commenced the sale of a line of margarine products. The Company operates in the domestic and export market.

The following subsidiaries were included in the consolidated financial statements for the years ended December 31:

	Participation in capital -%
	2005	2004
Perdigão Agroindustrial S.A.	100.0	100.0
Perdigão International LTD. (Formerly Perdigão Overseas S.A.)	100.0	100.0
Perdigão Export Ltd.	100.0	100.0
Perdigão UK Ltd.	100.0	100.0
Perdigão Holland B.V.	100.0	100.0
Perdigão Ásia Pte Ltd.	100.0	100.0
Crossban Holdings GMBH.	100.0	100.0
Perdix International Foods Comércio Internacional Lda.	100.0	100.0
PRGA Participações Ltda.	100.0	100.0
Perdigão Agroindustrial Mato Grosso Ltda.	100.0	—
Incubatório Paraíso Ltda.	100.0	—
Perdigão France SARL	100.0	—
Perdigão Nihon K.K.	100.0	—

The wholly owned subsidiaries PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A.(formerly BFF Trading S.A.),  Perdigão Mato Grosso Rações Ltda. and BFF International Ltd. are not currently operating.

2.                            BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our consolidated financial statements are presented in millions of Brazilian Reais and are prepared in accordance with generally accepted accounting principles in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporation Law (Law No. 6.404/76, as amended), the rules and regulations issued by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or “CVM”), and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors, or “IBRACON”).

The accompanying consolidated financial statements are translated and adapted from the originally issued Brazilian GAAP consolidated financial statements due to certain reclassifications and changes in terminology. Additionally, such financial statements also include the income statement, statement of cash flows and statement of changes in financial position for 2003, which are not required under Brazilian GAAP. Additionally, the Company has added and adapted certain explanatory notes to conform more closely to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3.                            SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices comply with Brazilian GAAP, which differ in certain respects from U.S. GAAP. See Note 21 for further discussion of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.

a)              Consolidation: The consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation.

b)             Cash and cash equivalents: Consists of all highly liquid temporary cash investments, with maturities less than ninety days when purchased. The amounts are stated at cost plus interest earned up to the balance sheet date. (Note 4).

c)              Marketable securities: Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The fair value is disclosed in Note 16 (e).

d)             Trade accounts receivable: Stated net of the allowance for doubtful accounts, which was determined based on the analysis of the realization risks and in an amount considered sufficient by management to cover probable losses (Note 6).

In 2003, the Company entered into an agreement to establish a Fund for Investment in Credit Rights (“FIDC”) as allowed by CVM Instruction 356/2001, amended by Instruction No. 393/2003. As part of the FIDC agreement, the Company sells part of its domestic receivables to a special purpose entity called the Securitization Fund, which is consolidated in the financial statements.

e)              Inventories: Stated at average acquisition or production costs, not exceeding market value or realizable value. Costs are determined using the average cost method and allowances for slow-moving or obsolete inventories are recorded when considered appropriate.

f)                Income taxes and social contributions: Current income taxes in Brazil comprise income tax (“IRPJ”) and social contribution (“CSLL”) and have been computed based on taxable income and tax rates in effect. Deferred income tax assets and liabilities arise from tax loss carry-forward and temporary differences. A valuation allowance is made when management believes that it is more likely than not that tax assets will not be fully recoverable in the future. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

g)             Goodwill and other investments:  Goodwill represents the excess of the purchase price of acquired companies over the book value of their net assets. The goodwill related to merged subsidiaries is generally amortized over a period of 5 to 10 years. Investments are stated at acquisition cost and reduced to fair value, when applicable (Note 10).

h)             Property, plant and equipment: Stated at acquisition or construction cost, monetarily restated through December 31, 1995, and revaluation adjustments based on appraisal reports issued by independent appraisers less accumulated depreciation. Since 1997, upon issuance of specific CVM instruction, the Company has been capitalizing interest incurred in financing the construction of certain qualified assets. Depreciation is determined under the straight-line method, based on the rates set forth in Note 11 (depletion of forests based on utilization), and charged to production costs or directly against income. Expenditures for maintenance and repairs are charged to expense when incurred, unless it improves either the production capacity or the estimated useful lives.

i)                 Pre-operating expenses and software development: Pre-operating expenses and software development include costs incurred in the pre-operating stage and projects to modernize information systems and are amortized on a straight-line basis over a period of 5 to 10 years.

j)                 Provisions for contingencies: Determined based on an analysis of contingencies, taking into consideration risks and estimates, recognized in an amount considered sufficient by management and its legal advisors to cover probable losses (Note 14).

k)              Derivative financial instruments: Measured using the accrual method with differences resulting from exchange rate variations recorded at each balance sheet date (Note 12). Such differences are recognized as financial income or expense and the derivatives fair value is disclosed in Note 16(e).

l)                 Revenue recognition: Revenues are recognized by the Company when it delivers its products to the customer, the sales price is fixed and determinable, clear evidence of sale transactions exists, collectibility is reasonably assured, and title and risks of ownership have passed to the customer.

m)           Profit sharing: Management and employees are entitled to profit sharing based on achievement of financial and other goals, established and agreed upon on a annual basis. The amount is accrued in the year in which it is earned.

n)             Shipping and handling costs: Relates to costs of storage and transportation of our finished goods until delivery to our customers. Costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses at the time the goods are shipped and revenue is recognized. The shipping and handling costs amounted to R$531.6, R$497.8 and R$437.4 in 2005, 2004 and 2003, respectively.

o)             Advertising and sales promotion costs: Recognized when incurred and amounted to R$46.4, R$42.4 and R$33.4 in 2005, 2004 and 2003, respectively.

p)             Research and development (R&D): Consists of internal research and development costs of new products, and is expensed as incurred. The total amount of R&D expenses was R$6.3, R$6.5 and R$5.2 in 2005, 2004 and 2003, respectively.

q)             Earnings per share: Calculated based on shares outstanding at the balance sheet date.

r)                Translation of foreign currency: We have remeasured all assets and liabilities of our subsidiaries operating outside Brazil into Brazilian Reais at the current exchange rate at each balance sheet date and all accounts in the income statements (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in financial income or expense, as the case may be (Note 17).

The exchange rates for the Brazilian Real with respect to the transacted foreign currencies indicated above were as follows:

	December, 31
	2005	2004
U.S. dollar	2.3407	2.6544
Euro	2.7691	3.6195
Pound	4.0220	5.1258

s)              Use of estimates: The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

t)                Reclassifications: Reclassifications have been made to the consolidated financial statements for prior years to conform them to the 2005 presentation.

(i) In accordance with CVM Instruction 408/2004, beginning in 2005, the Company consolidated the FIDC. The consolidation of the FIDC is also reflected in the 2004 financial statements. Receivables transferred to FIDC were previously deducted from  trade accounts receivable.

(ii) Advances for export contracts (ACEs) were previously classified as a reduction of trade accounts receivable. Beginning in 2005, the ACEs have been recorded as loans, in order to improve presentation of information and for consistency between Brazilian and US GAAP. The reclassification of the ACEs is also reflected in the 2004 financial statements.

(iii) Derivative financial instruments and Current portion of long-term debt were previously presented in a separate lines item in the liability section of the balance sheet. Beginning in 2005, such instruments have been included in short-term debt and detailed in note 12. The reclassification of the derivative financial instruments is also reflected in the 2004 financial statements.

The following table summarizes the reclassifications made to the 2004 balances:

	Previous 2004	i)	ii)	iii)	Reclassified 2004
Marketable securities	60.4	(9.4)	—	—	51.0
Accounts receivable	244.7	80.8	198.9	—	524.4
Prepaid expenses and other	60.8	5.0	—	—	65.8
Short-term debts	129.7	—	198.9	378.2	706.8
Current portion of long-term debts	348.9	—	—	(348.9)	—
Unrealized losses on derivatives	29.3	—	—	(29.3)	—
Long-term debts	388.3	76.4	—	—	464.7

4.                            CASH AND CASH EQUIVALENTS

	2005	2004
Local currency (Brazilian reais):
Cash in banks	23.1	11.7
Highly liquid investments	112.2	105.0
	135.3	116.7
Foreign currency (principally U.S. dollars):
Cash in banks	0.9	0.6
Highly liquid investments	642.4	95.3
	643.3	95.9
	778.6	212.6

5.                            MARKETABLE SECURITIES

	2005	2004
Bank Deposit Certificate—CDB, denominated in reais, maturing in 2006	19.6	34.3
Brazilian Treasury notes:
—Fixed and floating income securities, denominated in U.S. dollars, maturing up to 2009	92.7	103.3
—Fixed income securities, denominated in euros, maturing up to 2006	4.4	5.8
US Treasury notes, denominated in U.S. dollars, maturing up to 2014	—	26.1
Other—denominated in reais	14.0	15.5
	130.7	185.0

Current	39.1	51.0
Non-current	91.6	134.0

6.                            TRADE ACCOUNTS RECEIVABLE

	2005	2004
Current:
Trade accounts receivable	559.0	527.3
Less allowance for doubtful accounts	(3.3)	(2.9)
	555.7	524.4

Non-current:
Trade accounts receivable	22.3	22.1
Less allowance for doubtful accounts	(11.8)	(11.7)
	10.5	10.4

The allowance for doubtful accounts of domestic customers is determined based on historical losses on average receivable balances, while the allowance for doubtful accounts of foreign customers determined based on analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

Changes in the allowance for doubtful accounts were as follows:

	2005	2004	2003
Balance at the beginning of year	14.6	20.4	25.7
Provision	4.6	3.1	10.9
Write-offs	(4.1)	(8.9)	(16.2)
Balance at end of year	15.1	14.6	20.4

7.                            INVENTORIES

	2005	2004
Finished goods	194.9	185.6
Work-in-process	23.7	22.1
Raw materials	61.3	37.5
Supplies and packaging materials	87.7	82.4
Livestock (poultry and hogs)	262.8	243.5
Advances to suppliers and imports in transit	15.7	9.5
	646.1	580.6

8.                            RECOVERABLE TAXES

	2005	2004
ICMS (State VAT)	56.3	26.8
Income tax	33.3	48.3
PIS/COFINS (Federal Taxes to Fund Social Programs)	2.0	34.7
IPI (Federal VAT)	6.2	6.2
Other	3.6	2.5
	101.4	118.5

Current	83.2	90.8
Non-current	18.2	27.7

9.                            INCOME TAXES

a)              Income and social contribution taxes reconciliation:

	2005	2004	2003
Income before taxes and profit sharing	451.1	368.4	145.4
Nominal income tax rate (corporate income tax and social contribution) -%	34.0	34.0	34.0
Expense at nominal rates	(153.3)	(125.3)	(49.4)
Adjustment of taxes and contributions on:
Statutory profit-sharing	7.7	7.1	2.7
Interest on company’s capital	32.2	25.8	12.2
Equity in earnings of subsidiaries	(23.0)	(8.8)	(0.8)
Difference of tax rates on foreign earnings from subsidiaries abroad	70.3	53.8	23.9
Non-taxable revenues	2.8	0.4	0.4
Other adjustments	0.8	(0.3)	(1.4)
Income and social contribution tax expense	(62.5)	(47.3)	(12.4)

Current	(59.8)	(36.7)	(18.7)
Deferred	(2.7)	(10.6)	6.3

Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations. The following is a composition of the income before income taxes, current and deferred income tax expenses from foreign subisidiaries:

	2005	2004	2003
Income (loss) before income taxes from foreign subsidiaries	239.7	179.2	71.7
Current income tax from foreign subsidiaries	(2.4)	(11.4)	(4.8)
Deferred income tax from foreign subsidiaries	(8.8)	(2.9)	0.3

b)              Composition:

	2005	2004
Temporary differences:
Tax loss carry-forwards (corporate income tax)	2.6	11.0
Negative calculation bases (social contribution)	2.8	7.9
Provisions for contingencies	31.4	14.1
Other temporary differences	(2.0)	17.6
Realizable revaluation reserve	(0.3)	(0.4)
Accelerated depreciation, with incentives	(0.9)	(1.5)
	33.6	48.7

Current asset	5.9	18.9
Non-current assets	47.2	31.7
Long-term liabilities	(19.5)	(1.9)

Income tax returns of the Company are subject to review by the tax authorities for a period of five years from the filing date. The Company may be subject to the assessment of additional taxes, fines and interest as a result of any reviews.

10.                     GOODWILL AND OTHER INVESTMENTS

	2005	2004
Goodwill on acquisitions	16.2	4.3
Other investments	0.4	0.4
	16.6	4.7

During 2005, the Company acquired 100% of Mary Loize Indústria de Alimentos Ltda and Mary Loize Indústria e Comércio de Rações Ltda. The acquired companies were renamed as Perdigão Agroindustrial Mato Grosso Ltda and Perdigão Mato Grosso Rações Ltda., respectively. Also during 2005, the Company acquired 100% of Incubatório Paraíso Ltda. The purchase price paid was R$8.0, assets acquired amounted to R$31.8, and liabilities assumed amounted to R$39.0. This resulted in goodwill of R$15.2. As these subsidiaries have not been legally merged into the Company, the goodwill was not amortized in 2005. In 2000 and 2001, the Company acquired 100% of Frigorífico Batávia S.A., remaining a goodwill to be amortized of R$1.0, in 2005.

11.                     PROPERTY, PLANT AND EQUIPMENT

	Annual	2005			2004
	depreciation rate (%)	Costs	Accumulated depreciation	Residual value	Residual value
Buildings and improvements	4 to 10	630.9	(167.0)	463.8	391.9
Machinery and equipment	10 to 20	700.9	(332.0)	368.9	342.7
Electric and hydraulic installations	10	73.2	(26.1)	47.1	39.1
Forests and reforestations	*	24.5	(5.7)	18.8	16.9
Other	10 to 20	26.5	(11.7)	14.9	12.6
Land		87.5	—	87.5	87.0
Construction-in-progress		95.2	—	95.2	14.4
Advances to suppliers		10.6	—	10.6	13.9
		1,649.3	(542.5)	1,106.8	918.5

*                    Based upon utilization (Note 3(h)).

The Company capitalized interest of R$5.8 in 2005, nil in 2004,  and R$5.1 in 2003, respectively, as construction-in-progress.

12.                     SHORT-TERM DEBT

	Annual charges (%)	2005	2004
Local currency:
Rural Credit Financing	8.75%	101.6	86.3

Foreign currency:
Derivative financial instruments	—	8.9	29.3
Working capital	3.47%	—	26.5
Advances on export contracts (ACC and ACE)	4.79% (2.90% at December 31, 2004)	158.9	215.8
		167.8	271.6
		269.4	357.9
Current portion of long term debt		279.3	348.9
		548.7	706.8

The rural credit financing lines of credit are funded with a maximum maturity of 360 days and have no guarantees.

The advances on export contracts (“ACCs”) are liabilities with Brazilian banks, generally with maturity dates of up to 360 days, payable through exports of products. After the Company delivers the export documentation to the lending banks, these liabilities are advances for export contracts (“ACEs”) and are settled only when full payment has been made by the customer abroad.

13.                     LONG-TERM DEBT

Long-term debt as of December 31, 2005 and 2004 includes total outstanding principal and accrued interest as follows:

	Interest Rates	2005	2004
Local currency:
Working capital	5.10% (2004-4.05%)	81.5	195.2
FIDC senior quota	95% CDI (*)	90.1	76.4
Property, plant and equipment	1.98% (2004-2.08%) + TJLP(**)	67.9	105.3
Debentures	6.00% (2004-6.00%) + TJLP(**)	41.8	55.6
		281.3	432.5

Foreign currency (mainly U.S. dollar):

Working capital	5.81% (2004-4.69%)	515.5	144.7
Export prepayment	5.46% (2004-6.30%)	602.9	209.0
Export advance contract	(2004-3.11%)	—	18.7
Property, plant and equipment	9.76% (2004-11.00%)	5.0	8.7
		1,123.4	381.1
		1,404.7	813.6
Current portion of long-term debt		(279.3)	(348.9)
Long-term debt		1,125.4	464.7

(*)            Interbank deposit certificate published by the Banco Central do Brasil

(**)     Long-term interest rate published by the Brazilian National Bank for Economic and Social Development (“BNDES”)

Future maturities of long-term debt are as follows:

2007	95.6
2008	414.9
2009	181.0
2010	335.6
2011 and thereafter	98.3
1,125.4

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to BNDES at the nominal unit value of R$1 (one Real) and with maturity dates from June 15, 2001 to June 15, 2010; as of December 31, 2005, 50,195 debentures had matured.

Foreign currency loans for working capital and export prepayment contain convenants that if not met may accelerate the maturity dates of such loans. At December 31, 2005, the Company was in compliance with all such covenants.

14.                     CONTINGENCIES AND COMMITMENTS

a)              Provision for contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. Provisions for losses are recognized by the Company in its financial statements in connection with such proceedings reflecting potential losses that are deemed probable as determined by the Company’s management and based on legal advice.

In management’s opinion, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their properties are subject, that are not presently provided for, which, individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

The provision for contingencies is summarized as follows:

	2005	2004
Tax contingencies(i)	112.9	92.5
Labor lawsuits(ii)	16.3	11.1
Civil, commercial and others(iii)	4.3	7.4
	133.5	111.0

(i) Of the total tax contingencies provisioned on December 31, 2005, R$49.3 (R$37.8 as of December 31, 2004) related to actions regarding the IRPJ (income tax) and CSSL taxes (social contribution), particularly credits related to the special adjustment for inflation (Real Plan) and full deductibility of tax losses; these matters were the object of judicial proceedings but until that date were not recognized in the highest court of the judicial realm.

The Company is also challenging the increase in rates and calculation base of the PIS — Programa de Integração Social and COFINS — Contribuição para Financiamento da Seguridade Social taxes and established a provision of R$31.9 (R$30.5 as of December 31, 2004) relating to these taxes. Part of the contingency provision, in the amount of R$15.6 refers to the increase in the calculation base during effectiveness of Law 9718/96, regarding which a favorable decision was obtained by another Brazilian taxpayer. The management will reverse this contingency as soon as this decision becomes a resolution of the Senate, or when the lawsuit of the Company is passed in rem judicatam.

The Company has a provision for a contingency in the amount of R$11.1 (R$3.9 as of December 31, 2004) regarding a judicial action for nonpayment of the CPMF — Contribuição Provisória sobre Movimentação Financeira charge on the income from exports.

The Company and it’s subsidiaries have 218 individual tax claims, totaling R$434.1 (204 individual lawsuits totaling R$329.7 as of December 31, 2004), related to judicial claims against the following tax payments: ICMS — Imposto sobre Circulação de Mercadorias e Serviços (state value-added tax on sales and services), SEBRAE — Serviço Brasileiro de Apoio às Micro e Pequenas Empresas and Funrural — Fundo de Assistência e Previdência do Trabalhador Rural and others. Based on the opinion of the Company’s legal council, the provision of R$20.6 (R$20.3 as of December 31, 2004) is deemed sufficient to cover possible losses.

(ii) The Company and its subsidiaries have 973 individual labor claims in progress, totaling  R$219.8 (755 individual claims totaling R$157.4 as of December 31, 2004), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the real (R$) in 1994. These are lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. Based on past history of payments and on the opinion of the Company’s legal counsel, the provision of R$16.3 (R$11.1 as of December 31, 2004) is deemed sufficient to cover possible losses.

In view of certain changes in the judiciary that took place in 2005, various lawsuits related to occupational diseases and workmen’s compensation that were judged in the civil realm have now migrated to the labor realm. Consequently, the provision for losses related to these cases, which until 2004 were recorded as civil contingencies, is now recorded as labor contingencies.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 596 cases totaling R$73.1 and there are individual claims in amounts up to R$25.1 (610 cases totaling R$65.5 with individual claims of up to R$24.8 as of December 31, 2004) for which the provision for losses, when applicable, is based on the opinion of the Company’s legal counsel.

The Company is party to a legal proceeding involving an alleged breach of contractual clause, for which is not get possible to estimate the amount of any liability. Management does not expect to incur significant losses in this matter.

For proceedings currently under litigation, the Company and its subsidiaries have judicial deposits in the amount of R$17.8 (R$16.3 at December 31, 2004), which are classified as non-current assets on the balance sheet.

b)              Unrecognized contingent tax assets

The Company has filed lawsuits seeking recovery of certain taxes paid for which management and it’s legal advisors believe were unlawful. The most relevant filed claim relates to the IPI premium credits. The Company will recognize such contingent assets only when final judicial decisions were obtained.

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials—mainly, corn, soybeans and hogs and certain service agreements related to the activities. As of December 31, 2005, firm commitments under these agreements amounted to R$491.5 (R$901.8 as of December 31, 2004).

d)              Rents and Lease commitments

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases in 2005 totaled R$28.7 (R$21.3 as of December 31, 2004).

15.                     SHAREHOLDERS’ EQUITY

a)     Capital

As of December 31, 2005, the Company’s capital was represented by 44,652,384 registered, no-par value shares, of which 15,471,957 are common shares and 29,180,427 are preferred shares. Foreign investors hold 27,308 common shares (36,208 on December 31, 2004) and 11,740,719 preferred shares (7,213,421 on December 31, 2004), of which 1,299,162 preferred shares (1,598,360 on December 31, 2004) are represented by 649,581 (799,180 on December 31, 2004) American Depositary Shares.

The Company has 143,495 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of R$5.68 (Five Brazilian Real and sixty eight cents) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, irrespective of amendment to the bylaws, up to the limit of 60,000,000 shares, of which 20,040,000 are to be common shares and 39,960,000 preferred shares.

The ordinary and extraordinary general shareholders meeting held on April 29, 2005, approved the increase of the share capital from R$490.0 to R$800.0 without issuance of new shares, through the incorporation of the following reserves: legal reserve - R$17.0; reserve for expansion - R$207.1; and fund for capital increase - R$85.9.

b)     Appropriation of income

Under the terms of the Company’s bylaws and the Corporation Law, management’s proposal for the distribution of the current year’s net income, subject to ratification at the annual shareholders’ meeting, is as follows:

b.1) Legal Reserve: 5% of the net income for the year, limited to 20% of the share capital.

b.2) Dividends and interest on shareholders’ equity: article 9 of Law No. 9,249 of December 26, 1995, allowed the deductibility for income tax purposes of the interest on shareholders’ equity paid or credited to shareholders, provided such interest is computed based on the Long Term Interest Rate (“TJLP”), published by the Brazilian government, effective in the year the interest on shareholders’ equity is computed. The Company elected to pay interest on shareholders’ equity in 2003, instead of dividends for the year, as allowed by the CVM. In 2004 and 2005, the Company paid interest on shareholders’ equity and dividends.

b.3) Reserve for capital increase: 20% of the net income for the year, limited to 20% of the share capital.

b.4) Reserve for expansion: allocation of the remaining income, based on the budgeted capital expenditures.

b.5) Proposed distribution of net income by the management and composition of reserve balances:

	Limit over share	Income appropriation		Balance of reserves
	capital %	2005	2004	2005	2004
Interest on shareholders’ equity	—	94.8	76.0	—	—
Dividends	—	13.5	12.6	—	—
Legal reserve	20	18.1	14.4	40.4	39.3
Reserve for capital increase	20	72.2	57.3	72.2	85.9
Reserve for expansion	80	162.6	126.1	313.4	357.9
Unrealized profits	—	(0.2)	9.2	(2.4)	(2.2)
		361.0	295.6	423.6	480.9

c)     Composition of capital

The share ownership position of the controlling shareholders who are part of the shareholders’ agreement and/or direct holders of more than 5% of the voting share capital at December 31, 2005 is as follows:

	Common shares	%	Preferred shares	%
PREVI—Caixa Previdência dos Funcionários do Banco do Brasil	2,865,317	18.52	3,972,428	13.61
Fundação Telebrás de Seguridade Social—SISTEL	2,766,914	17.88	95,830	0.33
PETROS — Fundação Petrobrás de Seguridade Social	2,255,562	14.58	2,679,561	9.18
Fundação de Assistência e Previdência Social do BNDES—FAPES	2,040,884	13.19	—	—
Weg S.A.(*)	1,566,862	10.13	1,768,172	6.06
Real Grandeza Fundação de Assistência e Previdência Social	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A.(*)	1,156,411	7.47	100,000	0.34
VALIA—Fundação Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ—Banerj	514,805	3.33	151,060	0.52
	15,049,833	97.27	10,311,837	35.34
Others	422,124	2.73	18,868,590	64.66
	15,471,957	100.00	29,180,427	100.00

(*)  Shareholders not party to the shareholders’ agreement.

Under an agreement among the shareholders who hold 79.67% of the common shares and 48.68% of the Company’s total outstanding shares on October 25, 1994, these shareholders have agreed to consult each other in advance about exercising their voting rights.

In the general extraordinary meeting held on December 17, 2002, “tag along” rights were approved, which give holders at preferred shares the right to be included in a tender offer in connection with a transfer of control of the Company, assuring these shareholders the minimum price of eighty percent (80%) of the amount paid per voting share of the controlling block of shares.

d)     Dividends and shareholders’ rights

The preferred shares have preference in any redemption of capital in the event of liquidation of the Company but have no voting rights. All shares have equal rights to a dividend of not less than 25% of net income, adjusted in accordance with legislation. If the Company is not able to distribute a minimum of 25% of net income to all shareholders, preferred shares have the right to a minimum cumulative dividend (in Brazilian Reais) of R$0.000001 per preferred share.

16.                     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)       Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. These policies and procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)       Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed by LIBOR, TJLP (BNDES—long-term interest rates) or by CDI (interbank deposit certificates interest rates).

The Company is exposed also to interest rates risk in the swap contracts that are indexed by the CDI, exchange coupon and several currencies.

c)       Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the U.S. dollar, euro and pound sterling against the real. The Company aims to hedge its exposure to foreign currencies by managing its foreign currency-denominated assets in relation to its foreign currency-denominated liabilities and using derivative instruments.

At December 31, the Company has the following exposure to foreign currencies:

	2005	2004
Cash, cash equivalents and highly liquid investments (short- and long-term)	740.4	231.0
Net, Swap agreements (notional amounts)	154.2	209.2
Short- and long-term debt	(1,282.3)	(623.5)
Other operating assets and liabilities	189.3	221.6
	(198.4)	38.3

The Company’s outstanding derivative position at December 31, 2005 and 2004 is as follows:

2005
Instrument	Receive	Pay	Notional amount	Unrealized Gain/ (Loss)
Swap	US$	R$	154.2	(8.9)
				(8.9)

2004
Instrument	Receive	Pay	Notional amount	Unrealized Gain/ (Loss)
Swap	US$	R$	233.1	(28.7)
Swap	Reais	Euro	12.8	0.4
Swap	US$	Euro	34.5	(1.1)
Swap	Reais	Pounds	5.2	0.1
Swap	US$	Pounds	10.5	0.0
				(29.3)

2003
Instrument	Receive	Pay	Notional amount	Unrealized Gain/ (Loss)
Swap	US$	R$	562.5	(78.7)
Swap	Reais	Euro	61.9	4.2
Swap	Euro	Pounds	18.3	0.0
				(82.9)

Losses on derivatives recognized as interest expenses amounted to R$42.7 (R$27.7 in 2004).

d)       Commodities risk management

In the normal course of its operations, the Company buys commodities — mainly, corn and soybeans used to produce animal feed and hogs for slaughtering, which are the largest individual components of the Company’s costs.

The prices of corn and soybeans are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and is affected by domestic supplies and levels of supply and demand in the international market, among other factors.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company periodically enters into agreements for the purchase of corn and soybeans on a “price to set basis”, which means the price of these purchased grains will be defined in the future according to a future market price.

As of December 31, 2005, there were no commodities derivatives outstanding and during the year ended December 31, 2005, the Company did not enter into any derivative agreements involving commodities.

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

	Book value	Fair value
Cash and cash equivalents	778.6	778.6
Marketable securities	130.7	133.1
Trade accounts receivable	555.7	555.7
Loans and financing	(1,674.1)	(1,625.0)
Trade accounts payable	(332.6)	(332.6)
Unrealized losses on derivatives (swaps)	8.9	9.3
	(532.8)	(480.9)

17.                     FINANCIAL INCOME AND EXPENSES

	2005	2004	2003
Expenses:
Interest expense	(141.8)	(189.8)	(234.3)
Exchange rate variation	71.5	40.7	114.0
Financial transactions tax (CPMF)	(23.0)	(21.5)	(19.5)
Other expenses	(0.7)	(5.6)	(13.0)
	(94.0)	(176.2)	(152.8)
Income
Interest income	53.2	94.1	96.5
Exchange rate variation	(9.2)	(7.4)	(80.2)
Losses from translation effects of investments abroad	(67.9)	(26.0)	(2.4)
Other income (expense)	35.2	(2.3)	1.1
	11.3	58.4	15.0
	(82.7)	(117.8)	(137.8)

Exchange rate variation represents foreign exchange gains (losses) on financial assets or liabilities, as the case may be.

18.                     CASH FLOWS STATEMENTS

	2005	2004	2003
Cash flows from operations:
Net income	361.0	295.6	123.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and depletion	114.1	101.5	94.9
Amortization of goodwill	3.2	3.8	3.8
Accrued interest and exchange variations	62.6	24.1	81.1
Gain (loss) on dispositions of permanent assets	(2.4)	1.0	3.8
Deferred taxes	2.7	10.6	(6.3)
Changes in operating assets and liabilities:
Trade acounts receivable	(30.7)	(29.9)	(8.2)
Inventories	(61.5)	100.3	(86.6)
Others assest	0.9	(4.1)	(51.0)
Trade acounts payable	(7.2)	(14.9)	44.9
Payroll and related charges	16.3	20.5	14.7
Others liabilities	20.2	31.1	(9.1)
Net cash provided by operating activities	479.2	539.6	205.6

Cash flows from investing activities:
Investments in marketable securities	(112.7)	(351.3)	(343.9)
Proceeds from sales and maturities of marketable securities	167.3	362.6	565.5
Businesses acquisitions, net of cash acquired	(7.9)	—	—
Additions to property, plant and equipment	(266.3)	(110.5)	(74.3)
Pre-operating expenses and software development	(35.2)	(19.4)	(13.0)
Proceeds from disposals of permanent assets	12.6	15.8	6.5
Net cash provided by (used in) investing activities	(242.2)	(102.8)	140.8

Cash flows from financing activities:
Debt issuances	1.913.0	1.384.7	1.806.6
Repayments of debt and related interest	(1.498.8)	(1.974.9)	(2.204.7)
Interest on shareholders’ equity and dividends	(85.2)	(86.0)	—
Net cash provided by (used in) financing activities	329.0	(676.2)	(398.1)

Decrease (increase) in cash and cash equivalents	566.0	(239.4)	(51.7)

Changes in cash and cash equivalents:
At beginning of year	212.6	452.0	503.7
At end of year	778.6	212.6	452.0
Decrease (increase) in cash and cash equivalents	566.0	(239.4)	(51.7)

Supplemental cash flow disclosure:
Interest paid	93.6	57.3	86.7
Income taxes paid	0.1	—	7.5

19.                     INSURANCE

The main insurance coverage  the following: (a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,395.4 (R$ 1,320.9 at December 31, 2004); (b) domestic and international transportation, for which the amounts are calculated based on the registered cargo; and (c) other coverage, including valuables, civil liability and vehicles.

20.                     SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão—Sociedade de Previdencia Privada (a private pension foundation), sponsored by Perdigão Agroindustrial S.A., began its activities, which are to provide supplemental retirement benefits for Perdigão Group employees.

The plan is a defined contribution plan. As of December 31, 2005 the plan had 19,556 participants (19,686 at December 31, 2004) and net assets of R$86.8 (R$65.4 at December 31, 2004). The Company contributed R$5.2 in 2005 (R$4.7 and R$4.1 for 2004 and 2003, respectively), of which R$4.7 (R$4.2 and R$3.6 for 2004 and 2003, respectively) was for current costs and R$0.5 (R$0.5 and R$0.5 for 2004 and 2003, respectively) was for past service.

Plan assets consisted of fixed income funds and securities, variable income fund and shares, totaling R$86.8 (R$65.4 at December 31, 2004).

21.                     SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

21.1.           Description of differences between Brazilian and U.S. GAAP

The financial statements of the Company are prepared in accordance with the accounting principles adopted in Brazil, which comply with those prescribed by Brazilian Corporate Law and specific standards established by CVM and IBRACON. Note 3 summarizes the principal accounting practices adopted by the Company. Accounting practices, which differ significantly from U.S. GAAP, are summarized below:

(a) Supplementary inflation restatements in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (collectively “Permanent assets”) and shareholders’ equity, and reported the net charge or credit in the statement of operations.

However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only beginning on January 1, 1998. Therefore, the financial information for purposes of U.S. GAAP for the two-year period ended December 31, 1997 included additional inflation restatement adjustments made by applying the IGP-M (General Price Index — Market) to permanent assets and shareholders’ equity.

For purposes of the U.S. GAAP reconciliation (set forth in Note 21.2), shareholders’ equity, at December 31, 2005 and 2004 has been increased due to the additional inflation restatement adjustments, net of depreciation and net income has been adjusted for the resulting depreciation charges for the years ended December 31, 2005, 2004 and 2003.

(b) Revaluation of property, plant and equipment

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

For U.S. GAAP purposes, the revaluation of fixed assets and the related deferred tax effects have been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. In addition, the depreciation of such revaluation charged to income has been eliminated for U.S. GAAP purposes.

(c) Pre-operating expenses and software development

Brazilian GAAP permits deferral of certain intangibles, pre-operating expenses and new system acquisition and installation costs, which are recorded at cost and amortized over a period from five to ten years.

For U.S. GAAP purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income. The capitalizable amounts, mainly related to the purchase and installation or development of software according to Statement of Position 98-1 “Accounting for the Costs of Computer Software Development or Obtained for Internal Use”, have been reclassified to property, plant and equipment and have been amortized for U.S. GAAP purposes over five years on a straight-line basis. In addition, certain charges treated as pre-operating costs under Brazilian GAAP are considered fixed assets for U.S. GAAP.

(d) Capitalization of interest costs related to construction-in-progress

As from 1996, the CVM has permitted capitalization of interest costs, net of monetary gains, incurred as part of the production or acquisition costs of property, plant and equipment. Exchange gains and losses may be capitalized only if they exceed monetary correction. The Company has capitalized interest since 1999 and in 2005 adopted the same for both Brazilian GAAP and U.S. GAAP.

According to Statement of Financial Accounting Standarts (“SFAS”) No. 34, “Capitalization of Interest Costs”, for U.S. GAAP purposes, interest incurred during the construction phase should be included in the cost of such asset items. Of the amount of interest capitalized, the exchange variation on debts in foreign currency should not be capitalized. Capitalized interest should be amortized over the useful life of the assets.

(e) Derivatives and other financial instruments

Under Brazilian GAAP, derivatives are accounted for using the accrual method and there are certain disclosure requirements related to the type and details of such financial instruments. There are no specific rules regarding hedge accounting.

Under US GAAP, derivatives are marked to market. Hedge accounting has not been applied to any of the Company’s derivative financial instruments in the presented periods for U.S. GAAP purposes.

(f) Dividends proposed but not yet approved

Under Brazilian Corporation Law, at each year-end, the Company’s management is required to propose and accrue a minimum dividend distribution based on net income. Additionally, the Company may elect to distribute dividends in excess of the minimum mandatory dividend. For Brazilian GAAP purposes, such discretionary dividends are accrued when declared. Under Brazilian GAAP, companies are permitted to distribute or capitalize, subject to certain limitations, dividends in the form of interest on shareholders’ equity (which interest is calculated based on a government interest rate). Interest on shareholders’ equity is deductible for tax purposes and is presented as a deduction from shareholders’ equity.

Under U.S. GAAP, because the minimum mandatory dividend meets the definition of a liability when it is declared by the Company, it is accrued at such time. Because any additional, unpaid discretionary dividends would require approval at the annual shareholders’ meeting, such dividends would not be considered as declared at the balance sheet date and, therefore, would not be treated as accrued for US GAAP purposes.

(g) Business combinations

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

For U.S. GAAP, according to SFAS No. 141, “Business Combinations”, goodwill arises from the difference between the price paid and the fair value of all assets and liabilities acquired, including any existing intangible assets. Additionally, SFAS No.142, “Goodwill and Other Intangible Assets”, requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. FAS No. 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there is no impairment recorded for U.S. GAAP purposes. Management is making annual assessments of goodwill as required by FAS No. 142.

The goodwill amortization recorded under Brazilian GAAP has been reversed for U.S. GAAP purposes in the reconciliations of net income and shareholders’ equity.

Additionally, under U.S. GAAP, additional amortization expense of R$1.2 was recorded related to an intangible acquired in a business combination.

The following table summarizes pro forma U.S. GAAP financial information for 2005 and 2004 assuming that the Mary Loize Indústria and Incubatório Paraíso acquisitions (previously discussed in Note 10) occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the acquisitions occurred at the beginning of each year or of future results.

	(Unaudited)
	2005	2004

Net sales	5,173.4	4,926.4
Net income	344.1	286.4

Basic and diluted earnings per share (in Brazilian reais)	2.577	2.145

(h) Marketable securities

Under Brazilian GAAP, marketable securities are recorded at acquisition cost plus income earned and adjusted to market value, if lower, in case a loss is considered to be other than temporary.

For U.S. GAAP purposes, debt securities are classified under guidance of SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”, as either held-to-maturity securities, trading securities or available-for-sale securities.

Our securities are classified as available-for-sale and are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains, arising from the difference between the carrying amount and the fair market value, are included directly in shareholders’ equity as other comprehensive income. At December 31, 2005, the amount of R$1.6 (net of income taxes) was recorded, from available-for-sale debt securities, as unrealized gain (R$5.3, net of income taxes, at December 31, 2004) in shareholders´ equity.

At December 31, 2005 the amount of R$5.7 (R$2.1 at December 31, 2004) was recorded in the financial income — net, as a result of available-for-sale securities sold during 2005. Proceeds amounted R$110.5 (R$27.4 at December 31, 2004) and cost of the securities sold was specifically identified.

The following is a summary of the available-for-sale securities:

	At December 31, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Bank Deposit Certificate—CDB, denominated in reais	19.6	—	—	19.6
Brazilian Treasury notes:
—Fixed and floating income securities denominated in U.S. dollars	92.7	2.0	—	94.7
—Fixed income securities denominated in euros	4.4	0.4	—	4.8
Other—denominated in reais	14.0	—	—	14.0
	130.7	2.4	—	133.1

	At December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Bank Deposit Certificate—CDB, denominated in reais	34.3	—	—	34.3
Brazilian Treasury notes:
—Fixed and floating income securities denominated in U.S. dollars	103.3	6.8	—	110.1
—Fixed income securities denominated in euros	5.8	0.9	—	6.7
U.S. Treasury notes, denominated in U.S. dollars	26.1	0.3	—	26.4
Other—denominated in reais	15.5	—	—	15.5
	185.0	8.0	—	193.0

Contractual maturities of available for sale securities at December 31, 2005 are as follows :

	Amortized cost	Estimated fair value
Due in 2006	38.0	38.4
Due till 2009	92.7	94.7
Total	130.7	133.1

(i) Classification of income statement line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP.

The Company has reclassified its income statement under the Brazilian GAAP to present a condensed income statement in accordance with U.S. GAAP (Note 21.4.2).

The reclassifications are summarized as follows:

•                  Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. These amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with U.S. GAAP.

•                  Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

•                  The net income (loss) differences between Brazilian GAAP and U.S. GAAP (Note 21.2.1), have been incorporated in the statement of operations in accordance with U.S. GAAP.

•                  Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of operations in accordance with Brazilian GAAP. These amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with U.S. GAAP.

(j) Classification of balance sheet line items

The Company has reclassified its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 21.4.1):

•             Under U.S. GAAP, certain pre-operating expenses have been reclassified to property, plant and equipment, according to their nature.

•             The noncurrent deferred income tax assets have been presented net of long-term deferred income tax liabilities.

(k) Different classification on the cash flow statements

Under Brazilian GAAP, the effects of exchange rate changes on cash and cash equivalents denominated in foreign currencies, amounted to R$(52.2), R$(8.6) and R$(20.5) in 2005, 2004 and 2003, respectively, and have been included as operating cash flow. Under U.S. GAAP, these effects should be segregated as a specific line item on the cash flow statement and would not affect the operating, investing or financing activities.

Additionally, interest paid on loans is recorded under Brazilian GAAP as a financing activity while under U.S. GAAP interest paid is classified as an operating activity. Interest paid amounted to R$93.6, R$57.3 and R$86.7 in 2005, 2004 and 2003, respectively.

Considering the above-mentioned reclassifications in the cash flows, in accordance with U.S. GAAP the net cash provided by operating activities would have been R$437.8, R$490.9 and R$139.4, the net cash provided by (used in) investing activities would not change and the net cash provided by (used in) financing activities would have been R$422,6, R$(618.9) and R$(311.4) for 2005, 2004 and 2003, respectively.

21.2.           Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Net income and shareholders’ equity adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP are as follows:

21.2.1.                    Net Income

	Note	2005	2004	2003
Net income under Brazilian GAAP as reported in the accompanying consolidated financial statements		361.0	295.6	123.6
Different criteria for:
Depreciation of monetary restatement of 1996 and 1997	21.1(a)	(3.5)	(5.9)	(5.1)
Reversal of depreciation on fixed assets revaluation	21.1(b)	3.1	7.7	1.8
Net reversal of deferred charges—nonallowable deferred charges	21.1(c)	(7.3)	(23.7)	(12.7)
Capitalization (reversal) of financial costs during construction-in-progress, net of depreciation:	21.1(d)	—	2.6	(4.3)
Gains (losses) on derivatives based on fair value	21.1(e)	(0.4)	8.0	(16.0)
Effects from business acquisitions	21.1(g)	(1.2)	—	—
Reversal of goodwill amortization	21.1(g)	3.2	3.8	3.8
Allocation of employees’ profit sharing to inventories		(1.0)	0.3	0.7
Deferred tax effects of U.S. GAAP adjustments		2.6	3.8	6.4
Net income under U.S. GAAP		356.5	292.2	98.2

Basic and diluted earnings per share under U.S. GAAP		2.67	2.19	0.73
Basic and diluted earnings per ADS under U.S. GAAP		5.34	4.38	1.47
Average outstanding shares under U.S. GAAP		133,527	133,527	133,527
Average outstanding ADSs under U.S. GAAP		66,763	66,763	66,763

21.2.2     Shareholders’ Equity

	Note	2005	2004
Shareholders´equity under Brazilian GAAP as reported in the accompanying consolidated financial statements		1,222.8	970.1
Different criteria for:
Monetary restatement in1996 and 1997	21.1(a)	39.7	43.2
Reversal of fixed assets revaluation, net of depreciation	21.1(b)	(35.7)	(38.8)
Net reversal of deferred charges—non-allowable deferred charges	21.1(c)	(60.7)	(53.3)
Capitalization (reversal) of financial costs during construction in progress, net of depreciation	21.1(d)	(3.3)	(3.3)
Gain (losses) on derivatives based on fair value	21.1(e)	(0.4)	—
Reversal of dividends declared but not yet approved	21.1(f)	13.5	12.7
Effects from business acquisitions	21.1(g)	(1.2)	—
Reversal of accumulated goodwill amortization	21.1(g)	14.5	11.3
Unrealized gains on securities available-for-sale	21.1(h)	2.4	8.0
Allocation of employees’ profit sharing to inventories		—	1.0
Tax effect on U.S. GAAP adjustments		4.5	—
Shareholders’ equity under U.S. GAAP		1,196.1	950.9

21.3.           Additional disclosures required by U.S. GAAP

21.3.1.                    Termination benefits

The Company is required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS—Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account (40% to the employee and 10% to the Government), for the period such employee worked for the Company.

The total termination compensation actually paid in the years ended December 31, 2005, 2004 and 2003 was R$5.8, R$4.2 and R$4.1, respectively.

21.3.2.                    Business segment disclosures

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

U.S. GAAP requires that public enterprises disclose certain information about segments on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance.

According to SFAS No.131, “Disclosures About Segments of an Enterprise and Related Information”, the Company defines its operating segments as being the “Domestic market” and the “Export markets”. These segments comprise one or more legal entities. The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis accompanied by disaggregated information on net sales and operating income by operating segments for purposes of making management decisions and evaluating financial performance. The chief operating decision-maker reviews total assets of the Company on a consolidated basis; therefore, the items specified in paragraph 28 of SFAS No. 131 are not applicable.

The following tables present information about the Company’s reportable segments according to Brazilian GAAP as used by the chief operating decision maker:

Net Sales:

	2005	2004	2003
Domestic Market
Poultry	150.1	110.2	114.7
Pork/Beef	30.3	35.7	31.4
Elaborated and processed products	1,890.7	1,710.2	1,560.1
Others sales	241.4	302.5	303.6
	2,312.5	2,158.6	2,009.8
Exports
Poultry	1,651.0	1,721.7	1,111.7
Pork/Beef	578.3	456.2	240.2
Elaborated and processed products	601.6	543.0	461.2
Others sales	1.7	3.7	2.4
	2,832.7	2,724.7	1,815.4
	5,145.2	4,883.3	3,825.2

Operational Income:

	2005	2004	2003
Domestic Market	189.4	191.4	148.1
Exports	357.9	306.9	139.3
	547.3	498.3	287.4

The following table presents export net sales by geographic region:

	2005	2004	2003
Europe	798.4	853.3	651.8
Far East	736.3	757.2	425.0
Middle East	523.2	516.9	395.3
Eurasia (including Russia)	610.9	462.2	271.8
Americas/Africa	163.9	135.1	71.5
	2,832.7	2,724.7	1,815.4

21.3.3.                    Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not applicable.

Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income items that include charges or credits directly to equity which are not the result of transactions with owners. For Perdigão, the only component of the comprehensive income is the unrealized gains on available for sale securities, net of tax.

See the condensed statement of comprehensive income in Note 21.4.3.

21.3.4.                    Earnings per Share

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the period, and does not distinguish between common and preferred shares.

Under U.S. GAAP, in accordance with SFAS No. 128, “Earnings per Share”, the earnings per share disclosure in the income statement is required for public companies. A dual presentation is required: basic earnings per share and diluted earnings per share. The Company had no potentially dilutive common shares outstanding for any of the periods presented. Computation of earnings per share data should be based on the weighted average number of shares outstanding during each year presented. The effects of certain transactions, such as share splits and share dividends, are reflected retroactively. Also, preferred shares are included with common shares in the denominator for earnings per share, if they have the same rights as common shares to dividends based on net income.

21.3.5.                    Recently issued accounting pronouncements under U.S. GAAP

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3.”  SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ consolidated financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No.154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The adoption of this standard will not have any material impact on the Company’s consolidated financial statements.

21.4.           U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, the Company´s consolidated balance sheets, income statements and statements of changes in shareholders´equity have been recast in condensed format in accordance with U.S. GAAP as follows:

21.4.1.                    Condensed balance sheets under U.S. GAAP

	2005	2004
ASSETS
Current Assets:
Cash and cash equivalents	778.6	212.6
Marketable securities	39.1	51.0
Trade accounts receivable, net	555.7	524.4
Inventories	646.1	581.6
Other	169.1	175.6
	2,188.6	1,545.2
Non-Current Assets:
Marketable securities	94.0	142.0
Other assets	121.3	122.8
Property, plant and equipment	1,145.9	942.6
Goodwill	22.2	15.6
	1,383.4	1,223.0

Total Assets	3,572.0	2,768.2

	2005	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt and current of long-term debt	539.8	677.6
Trade accounts payable	332.6	308.3
Other	244.4	237.3
	1,116.8	1,223.2
Long-Term Liabilities:
Long-term debt	1,124.5	464.7
Provision for contingencies	133.5	111.0
Other	1.1	18.4
	1,259.1	594.1

Total Liabilities	2,375.9	1,817.3

Shareholders’ Equity	1,196.1	950.9

Total Liabilities and Shareholders’ Equity	3,572.0	2,768.2

21.4.2.                    Condensed income statements under U.S. GAAP

	2005	2004	2003
Net Sales	5,145.2	4,883.3	3,825.2
Cost of sales	(3,687.3)	(3,536.2)	(2,804.9)
Gross Profit	1,457.9	1,347.1	1,020.3

Operating Expenses:
Selling, general and administrative expenses	(939.7)	(878.1)	(745.0)
Other operating expenses, net	(18.7)	(26.1)	(13.0)
	(958.4)	(904.2)	(758.0)
Operating Income	499.5	442.9	262.3

Non-Operating Income:
Financial expenses, net	(83.1)	(107.2)	(158.1)
Income Before Income Taxes	416.4	335.7	104.2
Current income taxes	(59.8)	(36.8)	(18.7)
Deferred income taxes	(0.1)	(6.7)	12.7
Net Income	356.5	292.2	98.2

21.4.3.                    Statements of comprehensive income under U.S. GAAP

	2005	2004	2003
Net Income	356.5	292.2	98.2
Unrealized gains on securities available for sale, net of income tax effects	1.6	5.3	—
Comprehensive Income	358.1	297.5	98.2

21.4.4.                    Condensed statements of changes in shareholders´equity under U.S. GAAP

	2005	2004	2003
At beginning of the year	950.9	729.4	667.2
Net income	356.5	292.2	98.2
Other comprehensive income (expense), net of tax effects	(3.7)	5.3	—
Dividends and interest attributed to shareholders’ equity	(107.6)	(76.0)	(36.0)
At end of the year	1,196.1	950.9	729.4

22.                     SUBSEQUENT EVENTS

22.1.           STOCK SPLIT

a) Capital

In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006, the conversion of all the preferred shares into common shares was approved. During the same Shareholders’ Meeting, a 3 for 1 stock split was also approved, effective April 12, 2006.

On April 12, 2006, after giving effect to the conversion and the stock split, Company’s capital was represented by 133,957,152 registered, no-par value common shares. Foreign investors hold 35,304,081 common shares (21,748,887 on December 31, 2004), of which 3,897,486 common shares (4,795,080 on December 31, 2004) are represented by 1,948,743 (2,397,540 on December 31, 2004) American Depositary Shares.

On April 12, 2006, after giving effect to the conversion and the stock split, the Company has 430,485 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of R$1.89 (One Brazilian Real and eighty nine cents) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, irrespective of amendment to the bylaws, up to the limit of 180,000,000 registered no-par value common shares, after giving effect to the conversion and the stock split.

b) Composition of capital

After giving effect to the conversion and the stock split, the share ownership position of the controlling shareholders who are part of the shareholders’ agreement and/or direct holders of more than 5% of the voting share capital at April 12, 2006 was as follows:

	Common Shares	%
PREVI—Caixa Previdência dos Funcionários do Banco do Brasil	20,513,235	15.31
Fundação Telebrás de Seguridade Social—SISTEL	8,588,232	6.41
PETROS—Fundação Petrobrás de Seguridade Social	15,575,469	11.63
Fundação de Assistência e Previdência Social do BNDES—FAPES	6,122,652	4.57
Weg S.A. (*)	10,005,102	7.47
Real Grandeza Fundação de Assistência e Previdência Social	4,738,407	3.54
VALIA—Fundação Vale do Rio Doce	5,545,185	4.14
Previ—Banerj	1,997,595	1.49
	73,085,877	54.56
Others	60,871,275	45.44
	133,957,152	100.00

(*) Shareholder is not part of Voting Agreement.

Under a voting agreement among the shareholders who hold 47.09% of the common shares issued by the Company at March 6, 2006, these shareholders have agreed to consult each other in advance about exercising their voting rights.

c) Dividends and shareholders’ rights

As a result of the conversion, the dividends and shareholders’ rights of the Company have been modified. If a shareholder or group of shareholders control a quantity of shares in excess of 20% of the total shares, then such shareholder or group of shareholders must make a public offering of shares. After this process is  concluded, each share acquired will have an additional remuneration of 35% on the average value of the share price for the 90-day period prior to the share offering. The offering price will be the higher of the economic per share value as determined by an appraisal report or 135% of the share price for  stock issuances having occurred in the 24-month period prior to the offering.

All shares have equal rights to a dividend of not less than 25% of net income, adjusted in accordance with Brazilian corporate law.

d) Earnings per share

Earnings per share after giving effect to the stock split, is as follows:

	Years ended December 31,
	2005	2004	2003
Net Income (Brazilian GAAP)	361.0	295.6	123.6

Shares outstanding at December 31 (thousands)	133.527	133.527	133.527

Earnings per outstanding share at year end — in Brazilian Reais	2.703	2.214	0.925

22.2. ACQUISITION

On May 26, 2006, the Company announced the acquisition of 51% of total capital stock of Batávia S.A. Indústria de Alimentos from Parmalat Alimentos for approximately R$ 110 million in cash.

x.x.x

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PERDIGÃO S.A.

Date: June 29, 2006	By:	/s/ WANG WEI CHANG
Name: Wang Wei Chang
Title: Chief Financial Officer

	By:	/s/ NILDEMAR SECCHES
Name: Nildemar Secches
Title: Chief Executive Officer