Form 20-F
period 2006-12-31
PERDIGAO SA
filed 2007-06-29
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on
Title of Each Class	which Registered

Common Shares, no par value per share, each represented by American Depositary Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of PERDIGÃO S.A. as of  May 31, 2007 was:

165,957,152 Common Shares, no par value per share

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 ☐ Item 18 ☒.

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

TABLE OF CONTENTS

PART I	INTRODUCTION

PART I

INTRODUCTION

Unless otherwise indicated, all references herein (i) to the “Company” or to “Perdigão” are references to Perdigão S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries and (ii) to “Common Shares” refer to the Company’s authorized and outstanding common stock, designated ações ordinárias, each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “ U.S.$” are to United States dollars.

We are one of Brazil’s largest food companies, with a focus on poultry, pork, beef processed foods and dairy processed products. We are a vertically integrated business that produces more than 2,500 stock-keeping units, or “SKUs”, which we distribute to customers in Brazil and over 100 other countries. Our products currently include:

•                  frozen whole and cut chickens;

•                  frozen pork cuts and beef cuts;

•                  processed food products, such as the following:

•                  marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•                  specialty meats, such as sausages, ham products, bologna, frankfurters, salamis, bacon and other smoked products;

•                  frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods; and

•                  frozen prepared entrees, such as lasagnas and pizzas, as well as other frozen foods, including vegetables, cheese bread, pies and pastries;

•                  dairy products and margarine; and

•                  soy meal and refined soy flour, as well as animal feed.

Our domestic Perdigão, Chester and Batavo brands, and the Turma da Mônica brand that we license, are among the most recognized brands in Brazil. We also have well-established brands in foreign markets, such as Perdix, which is used in most of our export markets; Fazenda, in Russia; and Borella, in Saudi Arabia. In 2006, we had net sales of R$5,209.8 million and net income of R$117.3 million. We are a leading producer in Brazil of specialty meats, with a market share of approximately 25%, frozen processed meats, with a market share of approximately 35%, and dairy processed products, with a market share of approximately 14%, in each case based on sales volumes in 2006, according to A.C. Nielsen do Brasil S.A. We also sell our frozen poultry, pork and beef products in the highly fragmented domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 24 distribution centers and nine exclusive distributors. We operate 16 meat processing plants (of which 13 are owned, one is leased and two are operated under contracts with third parties), 15 hatcheries, seven feed mills, three dairy and desserts processing plants and a soybean processing plant.

We are the second largest Brazilian exporter of poultry products, based on export sales volumes in 2006, and are among the largest such exporters in the world. We are also the leading  Brazilian exporter of pork products, based on export sales volumes in 2006. We began to sell beef products in December 2005 and plan to increase our beef sales, particularly to export customers who already purchase poultry or pork from us. In 2006  we generated approximately 46% of our net sales from exports. We sell our products principally to distributors, food service chains and trading companies. We have a geographically diverse export customer base of over 850 customers, with customers in Europe accounting for 28.6% of our export net sales in 2006; the Far East, 25.3%; Eurasia (including Russia), 17.6%; the Middle East, 20.9%; and other regions, 7.6% the balance.

Our Industry

We manage our business to target two markets: the Brazilian domestic market; and the international export markets.

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. It had an estimated population of 189 million people in May 2007. Brazil had an estimated gross domestic product, or “GDP”, of R$2.3 trillion for 2006, representing an 8.1% increase over GDP of R$2.1 trillion for 2005, in each case in nominal terms. Over the last five years (i.e., from January 1, 2002 through December 31, 2006), GDP per capita has increased at a compound annual rate of 11.2% per year.

Brazil is a large consumer of meat, with per capita meat consumption of 84.9 kilograms in 2006, according to the U.S. Department of Agriculture, or “USDA”. However, demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products.

We, like our major competitors, are generally emphasizing processed food products, which support better margins than fresh and frozen poultry and pork products that are more commodity in nature. A substantial number of small producers of these latter products operate in the informal economy and offer lower quality products at lower prices than do the major producers.

Export Markets

The global trade in poultry, pork and beef products has been growing in recent years, according to the USDA, and meat consumption among major consuming countries has also grown. Although 2006 has been characterized by lower levels of trade and consumption of meat products due to concerns about avian influenza and other animal diseases, we believe that trade in meat products will continue to expand over the long term.

Brazil has become a leading participant in export markets on a global basis because of natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry, and frozen pork and beef cuts. These products, which are commodity in nature, continue to account for a substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we will sell higher volumes of frozen whole and cut poultry and frozen pork and beef cuts, and increasingly more substantial volumes of processed food products.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following summary financial data at December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements included in this Form. The summary financial data at December 31, 2003,  and 2002 and for each of the two years in the period ended December 31, 2003 have been derived from our consolidated financial statements that are not included in this Form.

Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP”, which differ in significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP”. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 21 to our audited consolidated financial statements.

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Form , “Operating and Financial Review and Prospects”

	2006	2005	2004	2003	2002
	(in millions of reais, except per share and per ADS amounts and share numbers)

Income Statement Data
Brazilian GAAP
Net sales	5,209.8	5,145.2	4,883.3	3,825.2	2,917.4
Cost of sales	(3,865.7)	(3,685.9)	(3,532.4)	(2,802.3)	(2,103.9)
Gross profit	1,344.1	1,459.3	1,350.9	1,022.9	813.4
Operating expenses:
Selling	(1,070.8)	(845.6)	(790.8)	(682.6)	(554.4)
General and administrative	(72.3)	(56.9)	(54.1)	(46.4)	(39.3)
Management compensation	(9.6)	(9.5)	(7.7)	(6.5)	(5.5)
Other operating expenses	18.4	(8.9)	(8.6)	(1.6)	(1.3)
	(1,134.3)	(920.9)	(861.2)	(737.1)	(600.5)
Operating income before financial expenses	209.8	538.4	489.7	285.8	212.9
Financial expenses, net	(129.3)	(82.7)	(117.8)	(137.8)	(210.4)
Operating income	80.5	455.7	371.9	148.0	2.5
Non-operating expenses	(6.2)	(4.6)	(3.5)	(2.6)	(0.2)
Income before taxes and profit-sharing	74.3	451.1	368.4	145.4	2.3
Income and social contribution taxes	61.6	(62.5)	(47.3)	(12.4)	6.6
Employees’ profit-sharing	(9.9)	(22.8)	(19.1)	(7.5)	(0.7)
Management profit-sharing	(1.6)	(4.8)	(6.4)	(1.9)	—
Income before minority interest	124.4	361.0	295.6	123.6	8.2
Minority interest	(7.1)	—	—	—	—
Net income	117.3	361.0	295.6	123.6	8.2
Earnings per share(1)	0.708	2.703	2.214	0.925	0.062
Dividends per share(2)	0.213	0.811	0.664	0.270	0.040
Dividends per ADS(2)	0.425	1.622	1.329	0.539	0.081
Dividends per ADS (in U.S. dollars)	0.199	0.693	0.500	0.187	0.023
Average shares outstanding (in millions)	165,5	133,5	133,5	133,5	133,5
Average number of ADSs outstanding (in millions)	82,7	66,7	66,7	66,7	66,7

U.S. GAAP
Net sales	5,209.8	5,145.2	4,883.3	3,825.2	2,917.4
Net income	141.8	356.5	292.2	98.2	2.0
Basic and diluted earnings per share(2) (4)	0.9873	2.6697	2.1884	0.7349	0.0148
Basic and diluted earnings per ADS(3) (4)	1.9746	5.3394	4.3768	1.4699	0.0296

	2006	2005	2004	2003	2002
	(in millions of reais, except as otherwise indicated)

Balance Sheet Data
Brazilian GAAP
Cash, cash equivalents and marketable securities	1,120.5	817.7	263.6	631.2	904.2
Trade accounts receivable, net	701.6	555.7	524.4	496.1	488.2
Inventories	736.7	646.1	580.6	680.9	594.2
Total current assets	2,845.0	2,188.6	1,544.1	1,996.6	2,153.0
Non-current marketable securities	80.0	91.6	134.0	5.7	47.1
Property, plant and equipment	1,570.3	1,106.8	918.5	915.0	934.1
Total assets	4,829.4	3,625.1	2,800.1	3,109.0	3,297.9

	2006	2005	2004	2003	2002
	(in millions of reais, except as otherwise indicated)
Short-term debt (including current portion of long-term debt)	547.0	548.7	706.8	1,075.1	1,552.8
Trade accounts payable	486.6	332.6	327.1	323.5	278.6
Total current liabilities	1,251.6	1,129.9	1,235.9	1,584.1	1,957.8
Long-term debt	1,287.1	1,125.4	464.7	651.1	531.4
Minority interest	39.0	—	—	—	—
Total liabilities and shareholders’ equity	4,829.4	3,625.1	2,800.1	3,109.0	3,297.9
Shareholders’ equity	2,104.9	1,222.8	970.1	763.2	675.6
Paid-in capital	1,600.0	800.0	490.0	490.0	490.0

U.S. GAAP
Total assets	4,782.6	3,572.0	2,768.2	3,083.2	3,292.6
Property, plant and equipment	1,658.0	1,145.9	942.6	954.1	984.2
Long-term debt	1,282.0	1,124.5	464.7	651.1	531.4
Shareholders’ equity	2,066.8	1,196.1	950.9	729.3	667.2

Other Financial and Operating Data

Poultry slaughtered (million heads per year)	547.4	487.1	444.9	392.3	358.6
Hogs/beef slaughtered (thousand heads per year)	3,656	3,570	2,750	2,752	2,480
Total production of meat and other processed products (thousand tons per year)	1,330.6	1,141.3	993	905	799
Employees (at year end)	39,048	31,406	27,951	24,163	22,377

(1)          Earnings (loss) per share, or “EPS”, is computed under Brazilian GAAP based on the outstanding shares at the end of each period. Under U.S. GAAP, EPS is calculated based on weighted average shares outstanding over the period. For U.S. GAAP purposes, in all years presented, basic EPS is equal to diluted EPS.

(2)          Dividends are calculated based on net income determined in accordance with Brazilian GAAP and adjusted in accordance with the Brazilian Corporation Law.

(3)          Including shares in the form of ADSs.

(4)          For U.S. GAAP purposes only, all historical periods are presented reflecting the three-for-one share split that became effective on April 12, 2006.

Exchange Rates

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

From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar under an exchange rate policy that established a band within which the real/ U.S. dollar exchange rate could fluctuate. Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure did not ease, on January 15, 1999, the Central Bank abolished the band system and allowed the real to float freely.

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in

Brazil and Argentina. In 2004, 2005 and 2006, however, on average the real appreciated in relation to the U.S. dollar 5.0%, 20.2% and 11.8%, respectively. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2001	2.8007	1.9357	2.3522	2.3204
2002	3.9552	2.2709	2.9309	3.5333
2003	3.6623	2.8219	3.0715	2.8892
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380

	Reais per U.S. Dollar
Month	High	Low

December 2006	2.1693	2.1380
January 2007	2.1556	2.1247
February 2007	2.1182	2.0766
March 2007	2.1388	2.0504
April 2007	2.0470	2.0223
May 2007	2.0309	1.9289

Source: Central Bank / Bloomberg

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

Risk relating to our business and industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material price and our selling prices.

Our financial performance is largely dependent on the cost and supply of corn, soy meal and soybeans, hogs and other raw materials, as well as the selling prices of our poultry, pork and beef products, all of which are determined by constantly changing market forces of supply and demand and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry and hog production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate movements. Our industry, both in Brazil and abroad, also is characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. In addition, our financial performance is affected by domestic and international freight costs, which are vulnerable to fluctuations in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products and our overall financial performance.

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

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza and Newcastle disease.

Poultry and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (H5N1 virus). Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Since the beginning of 2003, there have been over 310 confirmed human cases of avian influenza and over 189 deaths, according to the World Health Organization, with an increased number of deaths in each year since 2003. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in Brazil in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

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

In July 2006, an outbreak of Newcastle disease occurred in the City of Vale Real, in the State of Rio Grande do Sul, affecting local poultry producers. As a result, a number of countries imposed bans on poultry imports from producers located within a specified distance of the outbreak, which does not currently include us. Newcastle disease, which is caused by a low pathogenic virus, does not affect humans, even in the case of direct contact with or consumption of diseased poultry. The principal consequences of outbreaks of Newcastle disease for our industry is the risk of imposition of bans on imports by foreign customers. If an outbreak of Newcastle disease occurs at or close to one of our poultry facilities, we may be prohibited from exporting poultry products from that facility to our export clients, which could have a material adverse effect on our business.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, which require us to maintain animal health and control disease. An outbreak of disease affecting animals, such as, in case of poultry, avian influenza and Newcastle disease, in case of hogs, foot-and-mouth disease or classic swine fever, and, in case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease”, could require us to destroy poultry or hogs or cease selling some of our products to customers in Brazil and abroad. Destruction of poultry or hogs will preclude recovery of costs incurred in raising or purchasing the destroyed animals or result in additional expense for the disposal of such animals. In 2005 foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná have affected only cattle, although hogs can also be contaminated. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas of Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. For example, a delay in allocating quotas for poultry products in Russia in the first half of 2006 resulted in a significant decline in our sales volumes of poultry products to Russia during that period.

The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of products. In addition, local producers in a specific market sometimes exert political pressure on their governments not to allow foreign producers companies to export to their market.

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

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. In Brazil, our primary competitor for specialty meats, frozen processed meats and other frozen foods is Sadia, another vertically integrated Brazilian producer. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. This competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers like Sadia that have the ability to produce quality products at low cost, as well as with foreign producers. To varying degrees, our competitors may have strengths in particular product lines and regions as well as greater financial resources.

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

Risks relating our dairy processed products new business

The results of the operation are subject to the production cycles of the principal raw material, milk, in turn affecting purchasing as well as selling prices of the products. The financial performance is dependent on the cost of some products such as sugar and polystyrene used in packaging, over which we have little control. The principal raw material is characterized by a cyclical production, increasing or diminishing according to the seasons, the buying and selling prices rising or falling, on many occasions unsynchronized, the sale price not necessarily accompanying the purchase price.

In addition to the price aspect, at peak production periods, the excess volume has to be absorbed, inflating inventory levels and the associated carrying costs, not to mention the risks involved with the short shelf life of the finished products. Another aspect is the risk of animal disease (foot and mouth). Besides impacting production, disease makes the transportation of raw materials more difficult with consequent losses. In addition to these factors, freight costs (domestic), which are influenced by oil prices, also affect Company earnings. These factors cannot be controlled and managed, thus affecting the variations in cost and price with consequences for the Company’s financial performance.

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

Export sales account for a significant portion of our net sales, representing approximately  46% of our total net sales in 2006. Our major export markets include the European Union, Saudi Arabia, Japan and Russia, where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets. Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

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

We regularly review opportunities for strategic growth through acquisitions. We made two small acquisitions in 2005, consisting of a hatchery and a poultry-breeding farm in Jataí in the State of Goiás and a poultry plant in Nova Mutum in the State of Mato Grosso. In the second quarter of 2006, we acquired a 51% controlling stake in Batávia, the second largest Brazilian dairy products producer, according to A.C. Nielsen do Brasil S.A. Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory regimes and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations. See item 4 “Information on the Company – Corporate Structure”.

We will continue to be significantly influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, seven pension funds hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The Pension Funds representing, in the aggregate, 46.86% of our common shares. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters. As a result, these shareholders retain and will continue to retain the power to influence the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares or the holders of the ADSs.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting of wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

•        exchange rate movements;

•        exchange control policies;

•        expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•        inflation;

•        tax policies;

•        other economic political, diplomatic and social developments in or affecting Brazil;

•        interest rates;

•        energy shortages;

•        liquidity of domestic capital and lending markets; and

•        social and political instability.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

Historically, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M”, a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or

“IPCA”, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or “IBGE”, the Brazilian price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 and 3.1% in 2006. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar, in average, by 22.3% in 2001, 19.6% in 2002 and 4.8% in 2003. In 2004, 2005 and 2006 the real appreciated 5.0%, 20.2% and 11.8%, respectively, against the U.S. dollar.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$1,331.3 million at December 31, 2006, representing 72.6% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. However, these foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. Although we manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. At December 31, 2006, our consolidated exchange rate exposure was U.S.$111.4 million. A significant depreciation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate has been subject to further fluctuations, and, in March 2007, the basic interest rate was 12.75%.

At December 31 2006, approximately 80.8% of our total liabilities from indebtedness and derivative instruments of R$2,195.7 million was either (1) denominated in (or swapped into) reais and bear interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP”, the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), or “BNDES”, and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) dollar-denominated and bear interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

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

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our common shares. Exchange controls could also prevent us from making payments on our U.S. dollar denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our common shares and the ADSs.

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

Holders of ADSs will be unable to exercise the preemptive rights relating to our common shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act”, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of ADSs. We may decide, in our discretion, not to file any such registration statement. If we do not file a registration statement or if we and the ADR depositary decide not to make preemptive rights available to holders of ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

Provisions in our by-laws may prevent efforts by our shareholders to change the control or management of our company.

Our by-laws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greater of: (1) the economic value of our company, determined pursuant to the paragraph three of the Article 37 of our by-laws; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period pursuant to article 37 of our by-laws, as properly adjusted according to the IPCA up to the payment; and (3) 135% of the market price of our shares within 30-day period, preceding the offering on the stock exchange trading on the greatest volume of shares of the capital stock of the corporation.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange had a total market capitalization of R$1,544.4 billion, or U.S.$722.6 billion at December 31, 2006 and an average daily trading volume of U.S.$1,120.4 million for 2006. By contrast, the New York Stock Exchange had a market capitalization of U.S$15.4 trillion at December 31, 2006 (U.S. domestic listed companies) and an average daily trading volume of U.S$86.8 billion for 2006. The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 51.3% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2006. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 46.1% of all shares traded on the São Paulo Stock Exchange in 2006. These market characteristics may substantially limit the ability of holders of the ADSs to sell common shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in

Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stocks indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company.

Corporate History

We were founded by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia, in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-relate products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

•                  PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI”, the pension fund of employees of Banco do Brasil S.A.;

•                  Fundação Telebrás de Seguridade Social—SISTEL, or “SISTEL”, the pension fund of employees of Telecomunicações Brasileiras S.A.—Telebrás;

•                  PETROS—Fundação Petrobras de Seguridade Social, or “PETROS”, the pension fund of employees of Petróleo Brasileiro S.A.—Petrobras;

•                  Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza”, the pension fund of employees of Furnas Centrais Elétricas S.A.—Furnas;

•                  Fundação de Assistência e Previdência Social do BNDES—FAPES, or “FAPES”, the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social—BNDES;

•                  PREVI—BANERJ—Caixa de Previdência dos Funcionários do Banerj, or “PREVI—BANERJ”, the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•                  VALIA—Fundação Vale do Rio Doce, or “VALIA”, the pension fund of employees of Companhia Vale do Rio Doce; and

•                  TELOS—Fundação Embratel de Seguridade Social, or “TELOS”, the pension fund of employees of Empresa Brasileira de Telecomunicações—Embratel.

Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.

All of the eight original pension funds remain our shareholders, except for TELOS, which sold a portion of its share position to FAPES in 2003 and the remainder on the SãoPaulo Stock Exchange. On March 6, 2006, the Pension Funds entered into a shareholders’ voting agreement related to the common shares they, directly or indirectly, held at the date of its first amendment executed on April 12, 2006, which represented 48.98% of our common shares. As of December 2006, the Pension Funds, directly or indirectly, held 46.86% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification.

On 09/29/95, Perdigão S.A. Comércio e Indústria merged the shares of the minority shareholders of Perdigão Agroindustrial S.A. and Perdigão Alimentos S.A., which became wholly-owned subsidiaries of the holding company Perdigão S. A.  In consequence, Perdigão S.A. became the single publicly traded company of the Perdigão Companies with shares traded in Stock Exchange. On 06/27/97, the shares owned by the shareholders of Perdigão S.A. Comércio e Indústria were merged into Perdigão S.A., which became the holding, in the proportion of one share to each owned share of same class. On the same date, Perdigão S.A. Comércio e Indústria merged Perdigão Agroindustrial S.A. and Perdigão Avícola Rio Claro Ltda., changing its name to Perdigão Agroindustrial S.A., the present operating company. On 10/20/2000 Perdigão was listed at New York Stock Exchanges — NYSE, with American Depositary Receipts — ADRs Level II. On 06/20/2001 Perdigão obtained Level I of Corporate Governance in Bovespa — São Paulo Stock Exchange. On 12/17/2002 Perdigão approved the right of inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares.

At an Annual Ordinary and Extraordinary General Meeting, both held on March 8 2006, approved the conversion of all the Company’s preferred shares into common shares in the proportion of one to one, to become effective on April 12 2006. Furthermore, at the above mentioned Annual Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved the stock split on the basis of a ratio of 1 to 3 shares (200% - granting 2 new shares for each existing share); the amendment of the bylaws and the adhesion of the Company to the regulations of Bovespa’s New Market (Novo Mercado) and the migration of trading in the shares issued by the Company to Bovespa’s New Market.

In July 2006, Sadia S.A., our principal competitor, announced a primary offering to acquire 100% of the shares of our capital stock at a price of R$ 27.88 per share. This bid was subject to various conditions. Perdigão published a material fact announcing that the offerer had failed to comply with article 37 of the Bylaws, at the same time notifying that the Company had received declarations rejecting the offer from shareholders representing 55.4% of the capital stock. Sadia subsequently increased its price to R$ 29.00 per share, the other conditions remaining unchanged. The offer was again rejected. The Brazilian Securities and Exchange Commission (CVM) then published a communiqué announcing the offer as null and void and Sadia decided not to proceed further with its bid.

At the end of 2006, Perdigão successfully concluded a primary offering of shares with the issue of 32 million new shares at a price of R$ 25.00 per share, the ratification and credit of which took place on November 1 2006. As a result of the offering, the Company raised R$ 800 million and will ensure the necessary conditions for the Company to maintain its accelerated rate of growth of the past decade. The resources are being allocated to the expansion of the meat business (poultry, pork and beef), to the dairy-processed products line and new product lines such as margarine.

Corporate Structure

We are a holding company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our principal subsidiaries.

During 2005, we acquired 100% of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., which own a chicken meat production facility in Nova Mutum in the State of Mato Grosso. The facility includes a hatchery, feed plant, grain storage facility, breeding farm, slaughterhouse and soybean roasting facility. This facility has an installed capacity of 120,000 chickens per day. The acquired companies were renamed Perdigão Agroindustrial Mato Grosso Ltda. and Perdigão Mato Grosso Rações Ltda., respectively. Also during 2005, we acquired 100% of Incubatório Paraíso Ltda., a hatchery and poultry breeding farm in Jataí in the State of Goiás. The purchase price paid in these acquisitions was R$8.0 million plus assumed liabilities of R$39.0 million and the assets acquired amounted to R$31.8 million.

In the second half 2006, we announced our debut in dairy-processed product activities with the acquisition of a 51% stake in the capital of Batávia S.A. at a total investment of R$ 110 million. This initiative reflects the implementation of Company strategies for diversifying and adding value to the businesses, the purpose being to reduce the concentration of production, sales and distribution as well as the dilution of risks.

On March 16 2007, Perdigão acquired Sino dos Alpes Alimentos Ltda. in Bom Retiro do Sul (RS), a subsidiary of Grandi Salumifici Italiani (GSI), a leading group in the specialty meats segment in Italy. The acquisition was worth about R$ 8.5 million. The plant manufactures high quality and tasty specialty items such as bologna sausage, frankfurters and sausage made from selected meats using European technology and modern equipment. The products, incorporating the Senfter and Sinosul brand names, are prepared from special recipes with the sophisticated flavor of homemade seasoning typical of the state of Rio Grande do Sul. With this acquisition, Perdigão intends to eliminate bottlenecks at its plants in the South of the country, centralizing the production of small-scale lines for specific market niches at the new unit.

In April 2007, Perdigão made its debut in the pet food market with the launching of dog food rations under the Balance and Supper brands. These products are the first in the Essencial Pet Care portfolio, a division specifically created for the segment and for identifying opportunities in sectors with major growth potential. The Company has invested about R$4 million in the assembly of a modern dog food production line using chicken meat and beef. The line is installed in the animal ration plant at Francisco Beltrão in the state of Paraná, production volume to be adjusted according to market demand.

On May 22 2007, Perdigão S/A announced that it has reached agreement in principle with the Dutch holding company Cebeco Groep B.V. on the acquisition of Plusfood Groep BV, subject to (i) the successful completion of legal, accounting, tax and environmental audits, (ii) a positive outcome of the consultation procedures with the competent works councils and trade unions and (iii) competition clearance. When the acquisition process is finalized, Perdigão will become the first Brazilian company in the food sector with industrial operations in Europe. Perdigão offered for Plusfood approximately € 30 million (R$ 80 million), on a cash and debt free basis.  Of Dutch origins, Plusfood Groep BV is a subsidiary of Cebeco Groep BV. The company manufactures poultry and beef-based processed and convenience food products and owns two important brands in the European market: Fribo for hamburgers – also being acquired by Perdigão, and Friki for poultry products, a brand which will be used by Perdigão for up to five years period according to the assignment of use agreement, part of the proposal.

Plusfood has an installed capacity for manufacturing approximately 20,000 tons/year of finished products and its annual sales are in the € 70 million range (at around R$ 184 millions). The main items in its product mix are nuggets and other breaded products, boiled and grilled chicken, as well as various varieties of hamburgers. The main markets for Plusfood products are the United Kingdom, Italy, the Netherlands, Spain, Germany and France. This acquisition’s principal objectives are to facilitate the advance of Perdigão’s European sales up the value chain to reach the final customer, with focus in the retail and food service segments. Perdigão will also gain in rationality and timing for developing new products for European customers, improving its time to market, as well as attaining total control over the commercialization and distribution services in these channels.

On June 19 2007, Perdigão S.A. announced the acquisition for approximately R$ 100 million of the assets of the beef plant of Valore Participações e Empreendimentos Ltda. and its partners, currently operated by Unifrigo in Mirassol D´Oeste in the state of Mato Grosso.  This acquisition meets Perdigão’s goals of expanding its operations in the beef business as set out in the Company’s strategic plan by 2011. Funds raised from the public offering of shares at the end of last year have been allocated for the acquisition of this facility.

The plant’s capacity, which today slaughters 500 head/day, is being expanded to two thousand head/day. Work is already in progress and should be concluded in maximum of 180 days. Expansion work is being executed according international animal health and food safety standards in addition to environmental protection requirements. Once concluded, the industrial unit will begin to operate with two shifts, and as it gradually reaches full production capacity, hire a further 1,500 employees from the region.

Operating with advanced technology, the plant is already exporting to Russia and countries  such as the United Arab Emirates, Angola, Kuwait, Morocco, the West Indies and Georgia, among others, and is expected to receive authorization to sell its products into the European Union and to other countries. The company’s intention is to allocate the majority of its production to export markets.

On June 25, 2007, Perdigão and Unilever have concluded a joint venture agreement that will be responsible for managing the Becel and Becel ProActiv brands, as well as identifying new business opportunities involving the two names.

Combining the respective skills of Perdigão and Unilever, the new company is to supply the market with high added value products and aimed principally at consumers focused on promoting their cardiovascular health. Unilever will license the use of the Becel and Becel ProActiv brands, including their use in other product lines, to a new company arising from the joint venture agreement. Perdigão, in turn, will contribute its production, sales and distribution structure assets to the new business.

The strategic alliance between the two companies also includes Perdigão’s acquisition, for approximately R$ 77 million, of the Doriana, Delicata and Claybom brands, together with the assets (machinery and equipment) involved in the manufacture of these products at the industrial unit in Valinhos, state of São Paulo.

Products

We are primarily a producer of poultry, pork and processed foods. We introduced a line of beef products, which we intend to develop. Our processed products include marinated, frozen, whole and cut Chester® and turkey, specialty meats, frozen processed meats and frozen prepared entrees. We entered the dairy products business through our acquisition of Batávia. We also sell soy products and animal feed.

Poultry

We produce frozen whole and cut chickens, partridges and quail. We sold 530.2 thousand tons of frozen chicken and other poultry products in 2006, compared to 502.7 thousand tons in 2005. Most of our poultry sales are to our export markets.

Pork and Beef

We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to develop our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 143.7 thousand tons of pork and beef cuts in 2006, compared to 130.2 thousand tons of pork cuts in 2005. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We do not raise cattle in our facilities.

Milk

We entered the dairy business in the second quarter of 2006 through our acquisition of a controlling interest in Batávia. Through Batávia, we produce pasteurized and UHT milk, which we sell in our domestic market. We sold 73.5 tons of pasteurized and UHT milk from June to December 2006, all of it in the domestic market.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees and dairy products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 765.3 thousand tons of processed foods in 2006, compared to 636 thousand tons in 2005. Most of our sales of processed foods are to our domestic market. We believe there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil.

Specialty Meats

We process pork to produce specialty meats, such as sausages, ham products, bologna, frankfurters, salamis and bacon. We also process chicken and other poultry to produce specialty meats, such as chicken sausages, chicken hot dogs and chicken bologna.

Frozen Processed Meats

We produce a range of frozen processed poultry, beef and pork products, including hamburgers, steaks, breaded meat products, kibes (a type of Middle Eastern beef patty popular in Brazil) and meatballs. We also produce soy-based vegetarian products, such as hamburgers and breaded products. We purchase the refined soy meal used to produce these products from third parties.

Marinated Poultry

We produce marinated and seasoned chickens, roosters (under the Chester® brand) and turkeys. We originally developed the Chester® breed of rooster to maximize the yield of breast and leg cuts. In 2004, we sold our rights to the Chester® breed of rooster to Cobb Vantress, a U.S. poultry research and development company engaged in the production, improvement and sale of broiler breeding stock, and also signed a technology agreement under which Cobb Vantress manages the Chester® breed of rooster. We continue to oversee the production of Chester® roosters in Brazil from hatching to distribution, and we own the trademarks for the Chester® line of products.

Dairy Products

In the second quarter of 2006, through our acquisition of a controlling interest in Batávia, we entered the dairy products business. Batávia produces and sells more than 200 dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts. We sold 88.7 thousand tons of dairy processed products from june to December 2006.

Frozen Prepared Entrees

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

•                  Vegetables. We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced by third parties that deliver them to us packaged, almost all for our Escolha Saudável (“healthy choice”) line of products. We purchase most of these products in the domestic market, but we import French fries and peas.

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

Other

We produce animal feed principally to feed poultry and hogs raised by us. However, we also sell less than 4% of the animal feed produced by us to our integrated outgrowers or to unaffiliated customers. We produce a limited range of soy-based products, including soy meal and refined soy flour. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that soybean oil was not a core product of our business.

Investments (Capital Expenditures)

We are currently focusing our capital expenditures primarily on expanding our production facilities, acquiring new production facilities and constructing a new production facility in Mineiros in the State of Goiás. The table below sets forth our capital expenditures for the periods indicated.

	Year ended December 31,
	2006	2005	2004
	(in millions of reais)

Expansion of production facilities-
Productivity and Optimization	195.0	208.9	110.5
Acquisitions of production facilities	124.7	40.0	—
Araguaia Project – Mineiros – GO	130.7	31.1	—
New Projects	184.0	—	—
Total capital expenditures	634.4	280.0	110.5

Despite the unfavorable trading environment in 2006, Perdigão proceeded apace with the expansion projects decided in 2005, investing R$ 510 million, excluding acquisitions, confident in its ability to successfully meet the avian influenza challenge.

This posture was fundamental for us to advance our plans for continuous growth as well as to increase its competitiveness and capacity to satisfy the needs of its new customers and markets.

In the second quarter 2006, Perdigão announced its debut in the dairy-processed products business with the acquisition of 51% of the capital of Batávia S.A., with a total investment of about R$ 110 million. This initiative was in line with the corporate strategy of creating value and diversifying production, sales, distribution and diluting the risks of its operations.

In the last quarter of 2006, the Company further reaffirmed its growth potential in this new market by acquiring through Batávia for approximately R$2.0 million the assets, production technology and the rights to the use of the Fruitier brand of creamy fruit desserts, thus opening up one more market front.

In March 2006, Perdigão implemented its Matricial Budget to further improve the quality and rationalization of company expenditure.

Among the most important investments allocated to organic growth are:

•                  R$ 130.7 million for the new agroindustrial complex under construction in Mineiros (GO). Specifically dedicated to turkey meats, the unit began its operations in the first quarter of 2007;

•                  R$ 184 million for new projects, principally at the Rio Verde (GO), Nova Mutum (MT) and Capinzal (SC) industrial units;

•                  R$ 195 million for the improvement and productivity of other industrial units and distribution centers with concomitant efficiency gains.

The Company raised the resources to meet its investments during the year from own cash generation and the Brazilian Economic and Social Development Bank (BNDES), together with funds from November’s primary share issue.

The Company projects capital expenditure investments of approximately R$ 460 million for 2007. The Company has developed a long-term Business Plan based on well-defined assumptions, structuring its businesses focused on core markets, customers and on production an diversified distribution. The Company’s plans for expansion on a globalized basis diversification of the business plataforms and consequent dilution of the risks of the business serve as parameters for the route Perdigão has chosen to maintain its recent growth trajectory, making it one of the most important world players in the food industry.

The Mineiros Agroindustrial Complex in the state of Goiás, built for the production of special poultry — particularly turkeys, was unveiled on March 20 2007, with an initial output of 500 tons/month of finished products, to be raised to a forecasted 4,000 tons/month by the end of the year. Full processing capacity is expected to be reached in 2008 at 81,000 tons/year. Perdigão is investing R$ 240 million in this project, partially financed by the Brazilian Economic and Social Development Bank — BNDES, and the integrated outgrowers, an approximate further R$ 270 million for the construction of 200 production modules financed through the Constitutional Fund for the Midwest (FCO).

PRODUCTION CAPACITY

	1995	2006	2007*	% Ch. 2007/06
Poultry slaughter (thousand heads/ week)	2,715	10,500	12,200	16
Hog slaughter (thousand heads/ week)	22	70	77	10
Total meats (thousand tons/ year)	321	1,350	1,520	13
Dairy products (thousand tons/ year)	—	269	300	12
Total frozen and chilled products (thousand tons/ year)	—	1,619	1,820	12

(*) Estimated

Competitive Strengths

We believe our major competitive strengths are as follows:

•                  Leading Brazilian Food Company with Strong Brands and Global Market Presence.  We operate a large and expanding food company that has a size and scale designed to compete in Brazil and globally. In 2006, we slaughtered 547.4 million chickens and other poultry and 3.7 million hogs. We sold nearly 1.5 million tons of poultry, pork, beef, milk and processed food products, including dairy processed products. Our owned and licensed brands are highly recognized in Brazil, and the brands that we use in export markets are well-established in those markets.

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

•                  Low-Cost Producer in Increasingly Global Market. We believe that our company has a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have recently implemented a number of programs designed to maintain and improve our costeffectiveness, including our ATP—Perdigão Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP— Perdigão Shared Services Center, which centralizes our corporate and administrative functions; and our MVP—More Value Perdigão program to our managers regarding the efficient use of fixed and working capital.

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

•                  Experienced Management Team. Our senior management is highly experienced and has transformed our company during the last decade into a global business. Most members of our senior management have worked for us for over 10 years. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the recent listing of our common shares on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange.

Business Strategy

Our overall strategy is to use our competitive strengths to pursue opportunities for long-term growth and to enhance our financial performance through the following strategy:

•                  Grow Our Core Businesses. We seek to further develop our core businesses of producing and selling poultry, pork and processed food products by, among other things, investing in additional production capacity to gain scale and efficiency. For example, we are expanding our Rio Verde Agroindustrial Complex in the central-west State of Goiás and constructing a new agroindustrial complex for the processing of turkey, also in Goiás. We are also enlarging our recently acquired Nova Mutum poultry plant in the State of Mato Grosso to meet long-term demand for chicken meat exports. We previously announced a goal of increasing volumes of our poultry, pork and processed foods by 50% between 2007 and 2011, with projected average investments of approximately R$350 million each year during this period to support this goal, including amounts already approved for our Nova Mutum poultry plant and two Goiás projects.

•                  Diversify Our Product Lines, Especially Value-Added Processed Foods. We are diversifying our product lines, focusing on processed foods that tend to be less price-sensitive than our unprocessed poultry and pork cuts and that can be targeted to specific markets. For example, we recently introduced a line of margarine products in the domestic market, and in the second quarter of 2006, we acquired a 51% stake in Batávia S.A.—Indústria de Alimentos, or “Batávia”, which produces dairy products that we plan to distribute with our existing frozen and chilled products through our domestic distribution network. We also introduced beef cuts in December 2005 and plan to increase our beef sales, particularly to export customers who already purchase poultry or pork from us. We may pursue selective acquisitions and/or build new unit plant to support these strategy goals. The company intends to use proceeds received from November’s primary share issue and to invest aproximately R$ 150 million more per year in order to expand capacity in these new businesses.

•                  Expand Our Domestic and International Customer Base. We seek to continue to strengthen our domestic and international customer base through superior service and quality and increased product offerings. We believe there are considerable opportunities for further penetration of export markets, particularly as we broaden our product lines to include beef products and additional processed foods. We are also positioning our company to be able to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses so that each represents approximately 50% of our annual net sales.

•                  Enhance Global Distribution Network. We are developing our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. We are focusing on expanding our distribution network in Europe to broaden our coverage and to support more targeted marketing efforts in this key region. We are also considering the processing of some products abroad, including through acquisitions, to allow us to deliver those products directly to customers in those markets. See Item 4 “Corporate Structure”.

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

B.   Business Overview

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past five years, with Brazil having assumed the number one position as global exporter in 2004. Global and Brazilian production, exports and consumption grew at slower rates from 2006 to 2005 than from 2004 to 2005 due to widespread concerns about outbreaks of avian influenza. The USDA projects an increase in global production, consumption and export volumes for poultry in 2007. Specially for Brazil, the USDA estimates a volume growth of 4.9% in production, 7.7% in export and 3.8% in consumption , in 2007 compared to 2006.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	Poultry Panorama(1)
Primary Poultry Producers	2003	2004	2005	2006(2)	2007(3)
	(In thousands of tons — “ready to cook” equivalent)

U.S.A.	17,225	17,727	18,334	18,572	18,529
China	9,898	9,998	10,200	10,350	10,520
Brazil	7,845	8,648	9,625	9,645	10,115
European Union (25 countries)	9,537	9,657	9,721	9,435	9,490
Mexico	2,304	2,402	2,512	2,590	2,656
India	1,500	1,650	1,900	2,000	2,200
Russian Federation	572	665	917	1,199	1,321
Thailand	1,340	900	950	1,100	1,100
Others	8,997	9,198	9,853	10,302	9,916
Total	59,218	60,845	64,012	65,193	65,847

Primary Poultry Exporters	2003	2004	2005	2006(2)	2007(3)
	(In thousands of tons — “ready to cook” equivalent)

Brazil	2,015	2,552	2,900	2,655	2,860
U.S.A.	2,451	2,371	2,619	2,633	2,713
European Union (25 countries)	1,004	1,018	945	920	920
China	388	241	331	322	330
Thailand	485	200	240	261	280
Others	243	253	390	307	380
Total	6,586	6,635	7,425	7,098	7,483

Primary Poultry Consumers	2003	2004	2005	2006(2)	2007(3)
	(In thousands of tons — “ready to cook” equivalent)

U.S.A.	14,841	15,352	15,677	16,036	15,835
China	9,963	9,931	10,088	10,371	10,620
European Union (25 countries)	9,197	9,193	9,428	9,150	9,285
Brazil	5,830	6,096	6,726	6,990	7,255
México	2,799	2,870	3,070	3,209	3,315
Rússia Federation	1,806	1,787	2,263	2,497	2,602
Índia	1,496	1,648	1,899	2,000	2,200
Thailand	765	653	787	811	858
Others	10,967	11,372	12,207	12,598	12,263
Total	57,664	58,902	62,145	63,662	64,233

(1)            Includes chicken, special poultry and turkey

(2)            Preliminary data

(3)            Estimated

Source:  USDA –Apr/07 – Turkey – base Oct/06.

Pork

Brazil is the fourth largest producer and exporter, and the sixth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and exports of pork has increased over the last five years, although not as significantly as for poultry.  The USDA projects an increase in Global production and consumption of pork in 2007, and also an increase of approximately of 2% in Brazil’s pork exports for the year, after a decrease of 16% from 2005 to 2006. This was due to basically Russia’s ban on imports of Brazilian pork products as a result of FMD affecting cattle in Mato Grosso do Sul and Paraná states. The ban was partially lifted in the second half of 2006 to allow imports from the state of Rio Grande do Sul.

In May 2007, OIE - World Organization for Animal Health - recognized the state of Santa Catarina as free zone of foot-and-mouth disease without vaccination. We believe in the medium-long term it will be possible to reach new important markets.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2003	2004	2005	2006(1)	2007(2)
	(In thousands of tons - weight in equivalent carcass)

China	45,186	47,016	50,106	52,261	54,352
European Union (25 countries)	21,150	21,192	21,101	21,400	21,450
U.S.A.	9,056	9,312	9,392	9,559	9,795
Brazil	2,560	2,600	2,710	2,830	2,930
Russian Federation	1,710	1,725	1,735	1,805	2,000
Canada	1,882	1,936	1,914	1,870	1,810
Others	8,944	9,020	9,178	9,291	9,530
Total	90,488	92,801	96,136	99,016	101,867

Main Pork Exporters	2003	2004	2005	2006(1)	2007(2)
	(In thousands of tons - weight in equivalent carcass)

U.S.A	779	989	1,209	1,359	1,515
European Union (25 countries)	1,234	1,463	1,354	1,410	1,470
Canada	975	972	1,084	1,080	1,050
Brazil	603	621	761	639	650
China	397	537	502	543	560
Others	267	279	300	294	312
Total	4,255	4,861	5,210	5,325	5,557

Main Pork Consumers	2003	2004	2005	2006(1)	2007(2)
	(In thousands of tons - weight in equivalent carcass)

China	45,054	46,648	49,703	51,809	53,878
European Union (25 countries)	20,043	19,773	19,768	20,015	20,000
U.S.A.	8,816	8,817	8,669	8,640	8,701
Japan	2,373	2,562	2,507	2,450	2,508
Russian Federation	2,420	2,337	2,476	2,637	2,830
Brazil	1,957	1,979	1,949	2,191	2,280
Others	9,634	10,023	10,132	10,394	10,597
Total	90,297	92,139	95,204	98,136	100,794

(1)       Preliminary data

(2)       Estimated

Source: USDA - Apr/2007

Beef

We began to produce beef cuts in the fourth quarter of 2005 for sale in our export markets and in the Brazilian market. Brazil is the largest exporter, the second largest producer and the fourth largest consumer of beef in the world, according to tonnage data compiled by the USDA. Brazil’s production and exports of beef have significantly increased over the last five years. The USDA projects an increase in Global production and consumption of beef in 2007 and an increase of 6% in Brazil’s beef exports for the year.

	World Beef Panorama
Main Beef Producers	2003	2004	2005	2006(1)	2007(2)
	(In thousands of tons - weight in equivalent carcass)

United States	12,039	11,261	11,318	11,981	12,062
Brazil	7,385	7,975	8,592	9,020	9,325
China	6,305	6,759	7,115	7,492	7,900
EU-25	8,061	8,007	7,848	7,930	7,860
Argentina	2,800	3,130	3,200	3,100	3,125
India	1,960	2,130	2,250	2,375	2,500
Others	11,545	12,065	12,131	11,940	12,024
Total	50,095	51,327	52,454	53,838	54,796

	World Pork Panorama
Main Beef Exporters	2003	2004	2005	2006(1)	2007(2)
	(In thousands of tons - weight in equivalent carcass)

Brazil	1,175	1,628	1,867	2,109	2,235
Australia	1,264	1,394	1,413	1,459	1,530
India	439	499	627	750	800
New Zealand	558	606	589	541	600
U.S.A	1,142	209	317	523	585
Uruguay	325	410	487	510	520
Others	1,436	1,750	1,791	1,381	1,301
Total	6,339	6,496	7,091	7,273	7,571

	World Pork Panorama
Main Beef Consumers	2003	2004	2005	2006(1)	2007(2)
	(In thousands of tons - weight in equivalent carcass )

U.S.A	12,340	12,667	12,663	12,830	13,011
European Union (25 countries)	8,315	8,292	8,194	8,270	8,240
China	6,274	6,703	7,026	7,395	7,800
Brazil	6,273	6,400	6,774	6,939	7,120
Argentina	2,426	2,512	2,443	2,550	2,630
Mexico	2,308	2,368	2,419	2,509	2,535
Russian Federation	2,378	2,308	2,503	2,370	2,325
Others	8,735	8,625	8,829	8,862	8,980
Total	49,049	49,875	50,851	51,725	52,641

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef meat to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meats production chain.

The following graphic is a simplified representation of our dairy production chain.

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks and eggs from Cobb of Brazil, an affiliate of Cobb Vantress. We send these chicks to our grandparent stock farms, where their eggs are hatched and our parent breeding stock is produced. In 2006, we maintained an average parent breeding stock of approximately three million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks used in our poultry products. We produced 579.8 million day-old chicks, including chickens, Chester roosters, turkeys, partridge and quail in 2006.  We hatch these eggs in our 15 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 4,400 integrated poultry outgrowers. Many of these farmers also produce and sell corn that we use to produce animal feed.

At December 31, 2006, we had a slaughtering capacity of 10.5 million heads of poultry per week, all of which are automated and have an aggregate processing capacity. We believe that, by year-end 2007, our slaughter capacity will reach 12.2 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. In addition, we purchase some pork from local producers (19% of our total pork needs in 2006). We purchase the remainder of pork on the spot market (17% of our total pork needs in 2006).

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities who raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuaria Imbuial and Master Agropecuaria or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 1,600 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, and we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then partitioned according to their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

At December 31, 2006, we had a pork slaughtering capacity of 70,000 heads per week. We believe that our slaughter capacity will reach 77,000 heads per week by the end of 2007.

Beef

We do not raise cattle in our facilities. We purchase cattle primarily from local producers in the region of Cachoeira Alta in the State of Goiás. Although we purchase the cattle in the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to the facilities of Arantes Alimentos Ltda., which slaughters the cattle and cuts and packages the beef to our specifications pursuant to an industrial services agreement with us.

Dairy Products

Our recently acquired dairy products subsidiary, Batávia, produces dairy-based and dairy processed products at two facilities in Carambeí in the State of Paraná and Concórdia in the State of Santa Catarina. Batávia receives the milk it needs for its products from approximately 4,000 milk producers in 50 municipalities in those states. Such milk is primarily purchased from local milk producers and supplemented with purchases in the spot market depending on market price conditions and level of demand. In the event of shortages of fresh milk, Batávia is able to use powdered milk for a portion of its supply needs.

Batávia is also party to a milk supply agreement with Cooperativa CCLP, one of its minority shareholders, under which Batávia acquires approximately 35% of its milk needs. The supply price per liter paid monthly by Batávia corresponds to the weighted average price of milk sold by Cooperativa Agropecuária Castrolandia and Cooperativa Agropecuária Batavo Ltda. (two of the cooperatives that form Cooperativa CCLP) to all of their customers.

Feed

We produce most of the feed consumed at the farms operated by our integrated outgrowers of poultry and hogs. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local producers of hogs at market rates. Animal feed sales accounted for R$81.7 million in the year ended December 31, 2006 (1.6% of our net sales), R$78.3 million in 2005 (1.5% of our net sales) and R$74.1 million in 2004 (1.5% of our net sales).

We own seven feed production plants and lease another such plant. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. In 2006, we purchased approximately 30% of our corn through rural producers and small merchants, 34% through cooperatives and 36%

from major producers such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts.

The prices of corn, soybeans and soy meal fluctuate significantly. See “Operating and Financial Review and Prospects”—Principal Factors Affecting Our Results of Operations—Commodity Prices”.

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients for animal feed, spices and veterinary drugs from third parties, both in the domestic and international markets. We must purchase some of these products in U.S. dollars. See “—”Operating And Financial Review And Prospects”, “Principal Factors Affecting Our Results of Operations”—Effects of Exchange Variations and Inflation”.

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. It had an estimated population of 189 million people in May 2007. Brazil had an estimated GDP of R$2.3 trillion for 2006, representing 8.1% increase over GDP of R$2.1 trillion for 2005 (nominal terms). Over the last five years (i.e., from January 1, 2002 through December 31, 2006), GDP per capita has increased at a compound annual rate of 11.2% per year. Disposable income per capita declined between 2001 and 2004, though rebounded in 2005. The IPCA inflation rate, on the other hand was 5.7% in 2005 and 3.1% in 2006, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

Brazil is a large consumer of meat, with per capita meat consumption of 86.8 kilograms estimated to 2007, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

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

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, mostly notably our company and Sadia, but also Aurora—Cooperativa Central Oeste Caterinense Ltda., or “Aurora”, and Seara Alimentos S.A., or “Seara” (which is now owned by Cargill). See “Business Overview —Competition”. The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. In other words, we and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more commodity in nature.

Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen do Brasil S.A., the specialty meats market in Brazil accounted for net sales of R$11.5 billion in 2006, representing a 13% increase over R$10.2 billion in 2005. Based upon information compiled by A.C. Nielsen do Brasil S.A., the frozen processed meats market represented net sales of approximately R$2.0 billion in Brazil in 2006, a 5% increase over R$1.9 billion in net sales in 2005. The processed foods area is more concentrated in terms of the number of players. We believe that processed food products represent an opportunity for further growth in upcoming years.

With our purchase of a controlling stake in Batávia, we entered the dairy products business. In 2006, according to A.C. Nielsen do Brasil, the Brazilian market for dairy processed products corresponds to approximately of R$ 3.2 billion, an increase of 7%, from R$ 3.0 billion in 2005. Brazil is one of the world’s largest consumers of dairy products.

Export Markets

The global trade in poultry, pork and beef products has been growing in recent years, according to the USDA, and meat consumption among major countries has also grown. Although 2006 has been characterized by lower levels of trade and consumption of meat products due to concerns about avian influenza and other animal diseases, we believe that trade in meat products will continue to expand over the long term.

Brazil has become a leading participant in export markets on a global basis due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Global demand for Brazilian poultry, pork and beef products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry and pork products). In addition, outbreaks of animal disease may result in bans on imports (e.g., in Russia, which banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products has negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia, but it happend in Europe and Africa too. As of June 6, 2007, since the beginning of 2003, there have been over 310 confirmed human cases of avian influenza and over 189 deaths, according to the World Health Organization, with an increased number of deaths in each year since 2003. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

In export markets, we and other Brazilian producers compete with local and other foreign producers. See “Business Overview—Competition”. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry, and frozen pork and beef cuts. These products, which are commodity in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell higher volumes of frozen whole and cut poultry and frozen pork and beef cuts but will also sell increasing volumes of processed food products.

Sales

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 53.6% of our net sales in 2006 and 44.6% in 2005. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 46.4% and 55.2% of our net sales in 2006 and 2005, respectively.

The table below demonstrates the Breakdown of Net Sales (%):

Breakdown of Net Sales	2006	2005	2004
Domestic Market	53.6%	44.6%	44.2%
Poultry	3.7%	2.9%	2.3%
Pork/Beef	1.1%	0.6%	0.7%
Processed Foods	39.0%	36.4%	35.0%
Other	3.7%	4.7%	6.2%
Dairy Products	6.1%	—	—
Export	46.4%	55.4%	55.8%
Poultry	25.4%	32.1%	35.3%
Pork	10.9%	11.2%	9.3%
Processed Foods	10.1%	11.7%	11.1%
Other	—	0.4%	0.1%
Total	100.0%	100.0%	100.0%

Overall Comparison of the Company’s Net Sales for the Three Years Ended December 31, 2006, 2005 and 2004.

Domestic Market

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to 90,000 supermarkets, retail stores, wholesalers, and food service and other institutional buyers. The table below sets forth our domestic net sales to supermarkets, retail stores, wholesalers and institutional buyers as a percentage of total domestic net sales for the periods indicated.

	2006	2005	2004
	(percentage of domestic net sales)

Supermarkets	63.5	61.0	68.3
Retail stores	10.2	11.7	13.4
Food service and other institutional buyers	7.9	8.4	9.4
Wholesalers	18.4	18.9	8.9
Total	100%	100%	100%

We have recently been successful in reducing our dependence on any one customer. In 2006, our five largest customers accounted for 14.6% of our domestic net sales, compared to 17.1% in 2005 and 18.6% in 2004. None of our customers accounted for more than 3.5% of our total net sales in 2006. In this regard, one of our strategies is to continue to expand our food service client base, which already includes Burger King and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

Our domestic distribution network uses 24 distribution centers in 13 Brazilian states and the Federal District. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 35 cross-docking points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 15 of our distribution centers and lease the remaining nine centers, which are listed under “—Property, Plant and Equipment —”. We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

In some areas of the country, we act through seven exclusive distributors, which are third parties operating in Apucarana and Foz do Iguaçu in the State of Paraná; Cuiabá in the State of Mato Grosso; Campos dos Goytacazes, Três Rios and Nova Friburgo in the State of Rio de Janeiro; Porto Velho and Vilhena in the State of Rondônia; Rio Branco in the State of Acre;

Export Markets

We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other regions. The table below sets forth a breakdown of our export net sales and sales volumes by region as percentages of total export net sales and total export sales volumes for the periods indicated.

	2006		2005		2004
	Export Net Sales	Total Tons	Export Net Sales	Total Tons	Export Net Sales	Total Tons
	(%)	(%)	(%)	(%)	(%)	(%)
Europe:
Germany	5.9	5.1	5.7	4.5	6.6	4.7
Netherlands	2.8	2.2	1.7	1.1	3.1	1.9
England	7.7	4.3	7.8	4.1	9.7	4.6
Others	12.2	9.7	13.1	10.7	11.9	8.9
Total	28.6	21.3	28.3	20.4	31.3	20.1

	2006		2005		2004
	Export	Total	Export	Total	Export	Total
	Net Sales	Tons	Net Sales	Tons	Net Sales	Tons
	(%)	(%)	(%)	(%)	(%)	(%)
Far East:
Japan	12.7	11.2	16.0	12.7	18.3	13.6
Hong Kong	6.6	8.7	4.2	5.5	5.6	8.2
Singapore	3.7	3.7	4.0	4.0	2.9	3.1
Others	2.3	2.1	1.8	3.0	1.0	1.7
Total	25.3	25.7	26.0	25.2	27.8	26.6

Eurasia:
Russia	10.9	9.2	19.5	18.1	14.4	14.8
Others	6.6	6.6	2.1	2.0	2.5	2.5
Total	17.5	15.8	21.6	20.1	16.9	17.3

Middle East:
Saudi Arabia	14.0	17.2	12.2	16.3	12.5	18.6
Kuwait	1.4	1.9	1.2	1.7	1.2	1.6
United Arab Emirates	2.0	2.6	2.1	3.1	2.4	3.4
Others	3.5	4.4	2.9	4.0	2.7	4.4
Total	20.9	26.1	18.4	25.1	18.8	28.0

Africa, the Americas and Other	7.7	11.1	5.7	9.2	5.2	8.0

Total	100%	100%	100%	100%	100%	100%

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil. Our principal domestic competitor is Sadia, another large, vertically integrated producer with a nationwide distribution network and significant export sales. Our other major domestic competitors are Aurora and Seara.

In the specialty meats market, we had a 25.3% market share by sales volume in January through February, 2007, while Sadia, Aurora and Seara had market shares of 25.3%, 8.3% and 4.3%, respectively, according to A.C. Nielsen do Brasil S.A. The specialty meats market accounted for estimated revenues of approximately R$11.5 billion in Brazil in 2006, compared to R$10.2 billion in 2005, an increase of 13%. Since 1995, this market has had annual average growth of 11.1% in terms of sales volumes. The four largest players accounted for 63.2% of the market in January through February of 2007, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players.

The following graph shows the market shares (in percentages) of our company and our major competitors, by sales volumes, in specialty meats for the periods indicated.

Market Share — Specialty Meats - %

In Volumes

Source: AC Nielsen

YTD: Jan-Feb

In the frozen processed meats market (which includes hamburgers, steaks and breaded meat products, kibes and meatballs), we had a 35.2% market share by sales volume in December 2006 through March 2007, while Sadia and Seara held market shares of 36.8% and 5.4%, respectively, according to A.C. Nielsen do Brasil S.A. DaGranja Agroindustrial Ltda. is the fourth largest player in the market with a market share of 3.6% during that period. Since 1995, the market has had an average annual growth of 17.9% in terms of sales volumes. The frozen processed meat market accounted for estimated revenues of approximately R$2.0 billion in Brazil in 2006, compared to R$1.9 billion in 2005, an increase of  5%.

The graph below shows the market shares of our company and our major competitors, in volumes, in frozen processed meats for the periods indicated.

Market Share — Frozen Meats - %

In Volumes

Source: AC Nielsen

YTD: Dec 06 — Mar 07

In the frozen pasta market (which includes lasagnas and other products), we had a 42.5% market share by sales volume in December 2006 through March 2007, while Sadia had a market share of 49.9%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$322 million in 2006, compared to R$274 million in 2005, an increase of 18%. The market in the frozen pasta market grew at an annual average rate of 25.9% from 1998, when we entered the market, to 2006, in terms of sales volumes.

In the frozen pizza market, we had a 39.2% market share by sales volume in January through February 2007, while Sadia had a market share of 29.1% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated revenues of R$325 million in 2006, compared to R$299 million in 2005, an increase of 8.7%. The market in the frozen pizza market grew at an annual average rate of 14.0% from 2000 to 2006 in terms of sales volumes.

In the dairy products market, we had a 14.1% market share by sales volume in December 2006 through March, 2007, while Danone, Nestlé and Paulista had market shares of 14.9%, 14.7% and 8.2%, respectively, according to A.C. Nielsen do Brasil S.A. The dairy products market accounted for estimated revenues of approximately R$3.2 billion in Brazil in 2006, compared to R$3.0 billion in 2005, an increase of 7%. Since 2003, this market has had annual average growth of 8.9% in terms of sales volumes.

Market Share — Dairy Products - %

In Volumes

Source: AC Nielsen

YTD: Dec 06 — Mar 07

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

The table below sets forth the main Brazilian exporters’ percentage of poultry in 2006.

Company	Percentage of Brazilian Exports – Poultry
Sadia	21.29%
Perdigão	18.28%
Seara	12.06%
Frangosul	9.44%
Avipal	5.74%

Source: Abef – Associação Brasileira de Produtores e Exportadores de Frango (Brazilian Poultry Producers and Exporters Association)

The table below sets forth the main Brazilian exporters’ percentage of pork in 2006.

Company	Percentage of Brazilian Exports – Pork
Perdigão	20.45%
Sadia	14.74%
Alibem	13.65%
Seara	10.53%
Frangosul	8.59%

 Source: Abipecs – Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (Brazilian Pork Producers and Exporters Association)

In our export markets, we compete primarily based on quality, costs, selling prices and service to our customers.

Distribution of Poultry and Pork Products

Domestic Market

The Company has focused on its logistical operations and seeks to improve efficiency and reduce distribution costs by building distribution centers to reach long distances through the Company’s cross-dockings. The Company covers approximately 98% of the Brazilian population through a nationwide distribution network, which the Company distributes its products. As of December 31, 2006, the Company operated 24 distribution centers, and distributed its products exclusively to 9 distributors throughout Brazil and 35 cross-docking points.

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

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but also have tended to last longer than strikes by government agents. In 2005, for example, sanitary inspectors struck for approximately one month. Although this strike did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, France, Japan, The Netherlands, Russia (opened in June 2006), Singapore and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

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

Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, who resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in over 200 supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.

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

C. Organizational Structure – See Item 4 – “Corporate Structure”

D.  Property, Plant and Equipment

Production

We have a number of production facilities throughout Brazil. We currently operate 16 meat processing plants, of which 13 are owned by us (one is under construction in Mineiros in the State of Goiás, one is leased and two are operated under contracts with third parties), 15 hatcheries, seven animal feed mills, three dairy/dessert processing plants, seven milk collection points and a soybean processing plant.

We have organized our production facilities in five regional production units: Videira and Herval d’Oeste, located in the State of Santa Catarina; Marau, located in the State of Rio Grande do Sul; Carambeí, located in the State of Paraná; and Rio Verde, located in the State of Goiás. The Videira region includes the Videira, Salto Veloso and Lages facilities; the Herval d’Oeste region includes the Herval d’Oeste and Capinzal facilities; and the Marau region includes the Marau and Serafina Correa facilities. We also purchased a poultry plant in Nova Mutum, located in the State of Mato Grosso. These locations include poultry farms for breeding stock, hatcheries, slaughterhouses and processing plants, as well as feed-related facilities, which include grain storage facilities, feed mills and crushing and oil facilities in some units.

We also operate 32 grain purchasing branches (eight of which we own), through which we purchase corn needed for our animal feed production.

The table below sets forth our owned production facilities.

Production Facility	Number	Activities

Brasília, Distrito Federal (1)	1	Poultry and beef processing
Cachoeira Alta, Goiás (1)	1	Beef slaughtering and cuts production
Capinzal, Santa Catarina	1	Poultry slaughtering (including Chester®); poultry processing
Carambei, Paraná	1	Pork and poultry slaughtering (including turkey); chicken, turkey and pork processing
Carambeí, Paraná	1	Dairy products
Concórdia, Santa Catarina	1	Dairy products
Herval D’Oeste, Santa Catarina	1	Pork slaughtering and processing
Jataí, Goiás (2)	1	Poultry slaughtering and processing
Jundiaí, São Paulo	1	Desserts
Lages, Santa Catarina	1	Pasta, pizza and cheese bread processing; beef processing
Marau, Rio Grande do Sul	3	Poultry and pork slaughtering; poultry and pork processing
Mineiros, Goiás(3)	1	Special poultry slaughtering and processing (turkey and Chester®)
Nova Mutum, Mato Grosso	1	Poultry slaughtering and processing
Rio Verde, Goiás	1	Poultry and pork slaughtering; poultry, pork, pies and pastry processing
Salto Veloso, Santa Catarina	1	Poultry, pork and beef slaughtering
Serafina Correa, Rio Grande do Sul	1	Poultry slaughtering
Videira, Santa Catarina	2	Poultry and pork slaughtering and processing; soybean crushing

(1)  Leased

(2)  Made to order

(3)   Inaugurated in March/07

In Cachoeira Alta, in the State of Goiás, we produce beef cuts at a facility pursuant to an industrial services contract that we signed with Arantes Alimentos Ltda, or “Arantes”, in September 2005. We purchase cattle from third parties and provide the cattle to Arantes, which slaughters the cattle and cuts and packages the beef to our specifications.

We signed a contract with Gale Agroindustrial S.A. in December 2005 pursuant to which we provide live poultry to be slaughtered at a facility owned by Gale Agroindustrial S.A. in Jataí in the State of Goiás. The Jataí facility is adjacent to the hatchery and breeding farm that we purchased in December 2005 from Gale Agroindustrial S.A.

Some of our real estate assets are subject to liens incurred to secure our obligations under financing agreements, as described in Note 13, as well as liens with respect to payment of taxes and legal proceedings.

Distribution

We operate 24 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased

Ananindeua – Pará	Leased
Brasilia, Distrito Federal	Owned
Campinas, São Paulo	Owned
Carambeí, Paraná	Owned
Concórdia, Santa Catarina	Owned
Contagem, Minas Gerais	Leased
Cubatão, São Paulo	Owned
Duque de Caxias, Rio de Janeiro	Owned
Fortaleza, Ceará	Owned
Itapecerica da Serra, São Paulo	Leased
Jundiaí, São Paulo	Owned
Manaus, Amazonas	Leased
Marau, Rio Grande do Sul	Owned
Recife, Pernambuco (2)	Leased
Rio de Janeiro, Rio de Janeiro	Owned
Rio Verde, Goiás	Owned
Salvador, Bahia	Owned
São José, Santa Catarina	Owned
São José dos Pinhais, Paraná	Leased
São Paulo, São Paulo	Owned
Serra, Espírito Santo	Owned
Simões Filho, Bahia	Leased
Videira, Santa Catarina	Owned

We also own administrative offices in São  Paulo in the State of São  Paulo and in Videira in the State of Santa Catarina, and we lease an administrative office at the port of Itajaí, Santa Catarina. We lease seven sales offices and one distribution offices abroad.

Environment

Our activities are subject to stringent environmental laws and regulations at the local, state and federal levels regulating, among other things, the treatment and release of effluents and the management of industrial waste. In addition, our meat processing plants are subject to federal, state and/or local environmental licensing requirements.

We believe we are in material compliance with our environmental licensing requirements. Some of the licenses for our facilities need to be renewed or are in the process of being renewed.

Noncompliance with environmental laws and regulations may result in the imposition of administrative and criminal penalties against the violator, in addition to the obligation to indemnify for environmental damages. Administrative penalties may include notices, fines, temporary or permanent injunctions, suspension of subsidies from public agencies and temporary or permanent closure of a business. Criminal sanctions include fines and imprisonment (for individuals) and dissolution (for legal entities). Fines may reach up to R$10 million if we operate without license and R$50 million if we cause environmental damages. In addition, under Brazilian environmental law, the corporate structure of a company may be disregarded if it is deemed necessary to guarantee the payment of the costs related to environmental damage.

We retain professionals with training in risk and waste management capable of prompt action in emergency situations. All our meat processing plants were built in compliance with applicable environmental laws relating to the disposal of effluents and waste. In addition, our Marau facility was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool that seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to the certification under ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series), respectively. The Salto Veloso and Capinzal units have ISO 9001 certification and the Capinzal and Marau units have EFSIS certification. We are currently seeking new certifications for our plants of Serafina Corrêa (ISO 9001, 14000 and 18001) and Videira (ISO 9001).

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

Although we endeavor to comply with all environmental laws and regulations, from time to time, we have been required to enter into environmental agreements with the Brazilian government relating to noncompliance with environmental licensing requirements governing the management of solid waste and effluents. Under these agreements, we must, among other things, remediate contaminated soils. If we do not comply with these obligations, we may be subject to the imposition of daily fines.

The Company’s objective is to continue growing and expanding its operations on a globalized basis always respecting the principle of minimizing the environmental impact on the areas where it operates. In 2006, Perdigão implemented several measures for expanding and reasserting its commitment to the environmental sustainability of its activities. The Company’s view on the environment is that the work of today makes the world of tomorrow a better place.

This principle justifies investments in this area totaling R$ 24.7 million during the year, 179% higher than in 2005. Outstanding in the actions adopted by the Company was the creation of the Perdigão  Institute of Sustainability. The Institute’s first project to be implemented was the Perdigão Sustainable Hog Farming Program. This involves a drive to mobilize integrated hog outgrowers in the states of Santa Catarina and Rio Grande do Sul to implement mechanisms for reducing the  emission of greenhouse gases.

The Program meets the requisites of the Kyoto Protocol, signed in 1997 by 160 countries committed to a 5% reduction in the emission of noxious gases by 2012. While Brazil is not among the group of countries obligatorily required to comply with the protocol, Perdigão decided to adhere to the campaign to reduce the greenhouse gas effect through cutting methane gas emissions from animal manure resulting from one of the stages of its operations. The Company is orienting its hog breeders to install biodigestors (equipment which burns off the methane gas or transforms it into an alternative source of energy) on their properties. The pilot project, implemented in 2006 in Rio Verde (GO) and involving the properties of 85 integrated outgrowers, is expected to reduce greenhouse gas emissions by 1.28 million tons over the next ten years.

The biodigestor solution for treating hog manure has been well received among the producers. As well as reducing greenhouse gases by burning off methane, the same mechanism provides a general improvement in the environmental conditions of the rural property, due to a reduction in odor and, consequently, insects. Additionally, the adoption of the Clean Technology Mechanism, provided for under the Kyoto Protocol, generates income for the producers: the reduction in emissions can be exchanged for carbon credits and traded with countries that fail to comply with their targets under the Protocol.

By anticipating compliance with this type of guideline established at a world level,  Perdigão reaffirms its willingness year after year to renew its capacity to fully meet the rules of the international market, where environmental requisites are extremely rigorous.

A system of partnership with integrated outgrowers is one of the strategies used to ensure that Perdigão’s activities and those of its suppliers are performed according to world standards. The Company is responsible for its integrated outgrowers’ licensing projects, providing technical support and guidance on the best way to manage environmental issues.

An example of this work is the Reforestation Program for rural landowners. In the  non-productive areas of the outgrowers holdings, the Company is responsible for the planting, forestry stewardship and harvesting of the trees, returning to the outgrowers part of the production in the form of compensation for the use of the land. In 2006, 2,212 hectares were reforested under this program.

Perdigão is also aware of the need to increase and expand its environmental control systems in line with the pace of growth and diversification expected over the next few years. All new investments involving an increase in production, must build  enhanced effluent treatment plants and fuel and steam generation capacity to meet standards already reached elsewhere and, if possible, improving these indicators. In 2006,  investments of R$ 8.1 million were made for expanding and adapting the effluent treatment systems at the Marau (RS), Herval D´Oeste (SC), Videira (SC), Rio Verde (GO) and Nova Mutum (MT) industrial units, in view of the increased production capacity.

On World Environment Day, Perdigão unveiled a new Effluent Treatment Station (ETE) at the Capinzal (SC) unit where R$ 7.5 million was invested.  Industrial effluent  of 12 thousand cubic meters/day  is processed through the Activated Sludge System resulting in the highest quality standards of  treated effluent. This allows the reuse of 20% of the effluent in external processes not requiring potable water. As a result of this initiative, Perdigão was presented with the Fritz Müller Award, sponsored by the Environmental Foundation (FATMA) of the government of the state of Santa Catarina, in the Pollution Control with Emphasis on Water category.

The rational use of non-renewable resources is an item that is also very much at the center of the Company’s concerns and requires a continuous effort in  improvements. In 2006, Perdigão grouped a series of initiatives under the slogan Perdigão Year of Water and Energy for promoting and preserving these natural resources.

This was the central theme to the Planet Water environmental education campaign that was held in 12 municipalities where Perdigão operates: Lages, Salto Veloso, Videira, Herval D’Oeste, Capinzal, Serafina Corrêa, Marau, Carambeí, Jataí, Mineiros, Rio Verde and Nova Mutum. Through the medium of workshops 12,164 people taught children between the ages of 8 and 12 the importance of water conservation.

In addition to the work of increasing environmental awareness in the communities, the Company also undertook a series of measures to rationalize the use of water resulting in a reduction of 6.85% in consumption per ton of finished product (TFP). Perdigão’s ratio of water usage fell from 915.0 m3/TFP in 2005 to 856.32 m3/TFP in 2006.

The Perdigão Energy Rationalization and Conservation Program (Procep) successfully reduced electricity consumption by 3% in 2006, the substitution of existing electric motors for more efficient ones being partly responsible for this performance.

More than merely complying with the prevailing legislation, Perdigão has been gradually adopting an increasingly proactive posture with respect to the environment. In 2006, this respect for nature was symbolized in the initiative to create the Cantos do Cerrado Ecological Park in the Mineiros (GO) region where the Company’s new agroindustrial complex has been unveiled. The park with an area of more than 76,000 square meters represents a company commitment to preserving the biodiversity in a region of headwaters of important rivers such as the Araguaia.

Insurance Coverage

We contract insurance to cover the following risks: (1) fire, windstorm, lightning, explosions and other risks to our property, plant and equipment and inventories, with maximum coverage per occurrence of R$68 million, subject to sub-limits, (2) damages for loss of profits, with maximum coverage per occurrence of R$53 million, in case of fire, lightning or explosions, and R$5.3 million, in case of floods, (3) domestic transportation risks, with maximum coverage per occurrence from R$0.6 million to R$2 million, for which the amounts are calculated based on the registered cargo, (4) international transportation risks, with maximum coverage per occurrence of U.S.$2 million or U.S.$5 million, depending on the shipping terms, and (5) other coverage, including general civil liability, directors’ and officers’ liability and vehicle insurance. The total coverage of our property, plant and equipment and inventories described in items (1) and (2) above was R$1.7 billion at December 31, 2006, compared to R$1.4 billion at December 31, 2005.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the Perdigão and Batavo brands in the domestic market and under the Perdix, Fazenda, Borella, Confidence and other brands in our export markets, as described in “—Sales and Distribution—Marketing”. We also use several brands for specific products or product lines. In the domestic market, these brands include Chester®, Turma da Mônica, Confiança, Escolha Saudável, Toque de Sabor (for lasagnas) and Appreciatta (for pizzas). We license the Turma da Mônica brand under licensing agreement that expires in 2013.

We used the Batavo brand under license even before we acquired a controlling interest in the licensor, Batávia, in the second quarter of 2006. Batávia also sells some processed dairy products, such as yogurts, using the Parmalat brand. We agreed with Parmalat S.p.A. the terms to use of the Parmalat brand for these products for a limited time given our acquisition of a controlling interest in Batávia.

In our export markets, our brands include Halal (in the Middle East other than Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in several Middle Eastern countries).

Regulation

The Brazilian Ministry of Agriculture regulates our activities through the Secretaria de Defesa Agropecuária (Secretary for Agriculture and Cattle Breeding Defense) and the Departamento de Inspeção de Produtos Animais (Animal Products Inspection Department). Under applicable regulations, facilities that handle animal products must obtain permits and authorizations from the Serviço de Inspeção Federal da Delegacia Federal do Ministério da Agricultura, Pecuária e Abastecimento (Federal Inspection Service of the Federal Office of the Ministry of Agriculture), including a license to operate each facility, and must submit to periodic monitoring by the Brazilian state where the facility is located.

In addition, animal products are required to be identified using labels that have been registered with or approved by the Ministry of Agriculture. Ready-to-eat products that contain animal ingredients are also subject to technical, chemical and microbiological inspections. Violations of regulations of animal products may give rise to penalties, fines, seizure of products or temporary suspensions or permanent injunctions of a company’s activities.

4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating and Financial Review and Prospects

Overview

We are one of Brazil’s largest food companies, with a focus on poultry, pork, beef, processed foods and dairy processed products. We are a vertically integrated business that produces more than 2,500 SKUs, which we distribute to customers in Brazil and over 100 other countries. Our products currently include:

•        frozen whole and cut chickens;

•        frozen pork cuts and beef cuts;

•        processed food products, such as the following:

•          marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•          specialty meats, such as sausages, ham products, bologna, frankfurters, salamis, bacon and other smoked products;

•          frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods; and

•          frozen prepared entrees, such as lasagnas and pizzas, as well as other frozen foods, including vegetables, cheese bread, pies and pastries;

•        dairy products and margarine; and

•        soy meal and refined soy flour, as well as animal feed.

Our domestic Perdigão, Chester and Batavo brands, and the Turma da Mônica brand that we license, are among the most recognized brands in Brazil. We also have well-established brands in foreign markets, such as Perdix, which is used in most of our export markets; Fazenda, in Russia; and Borella, in Saudi Arabia. In 2006, we had net sales of R$5,209.8 million and net income of R$117.3 million.

We are a leading producer in Brazil of specialty meats with a market share of approximately 25%, and frozen processed meats, with a market share of approximately 35%, in each case based on sales volumes in 2006, according to A.C. Nielsen do Brasil S.A. We also sell our frozen poultry, pork and beef products in the highly fragmented domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 24 distribution centers and nine exclusive distributors. We operate 16 meat processing plants (of which 13 are owned, one is leased and two are operated under contracts with third parties), 15 hatcheries, seven feed mills, three dairy/dessert processing plants and a soybean processing plant.

We are the second largest Brazilian exporter of poultry products, based on export sales volumes in 2006, and are among the largest such exporters in the world. We are also the leader Brazilian exporter of pork products, based on export sales volumes in 2006. We began to sell beef products in December 2005 and plan to increase our beef sales, particularly to export customers who already purchase poultry or pork from us. We also entered the dairy products business through our acquisition of a controlling interest in Batávia.  Our results of operations, financial condition and liquidity have been, and will continue to be, influenced by a broad range of factors, including:

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

Brazilian Economic Conditions

Growth rates in the Brazilian economy have varied considerably in recent years. GDP growth was 4.9% in 2004, 2.3% in 2005 and 2.9% in 2006. Although the Brazilian economy has shown positive growth trends in the past two years, the economy has been affected by adverse factors in recent years, including:

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

The sharp devaluation of the real that occurred in the second half of 2002 heightened concerns over a return to high inflation in Brazil. The monetary authorities under the former government and the current government acted quickly to increase interest rates through the end of 2002, which restricted credit available to the economy and, consequently, its growth. Since 2003, the devaluation of the U.S. dollar against other currencies and the conservative monetary and fiscal policies of the current government have led to an appreciation of the real in relation to the U.S. dollar. Although interest rates decreased somewhat in 2003, the Central Bank again began to raise interest rates in late 2004 amid inflation concerns, and interest rates continued to fluctuate through the first semester 2007. In June 2007, the basic interest rate was 12.0%.

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

Effects of Trade and Other Barriers

We monitor trade barriers and other import restrictions in the poultry, pork and beef markets outside Brazil because these restrictions significantly affect demand for our products and the levels of our export sales. These restrictions often change from period to period, as illustrated by these examples:

•        In late 2005, Russia, the largest export market for our pork cuts, banned imports of Brazilian pork due to outbreaks of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. In April 2006, Russia lifted the ban on imports from the State of Rio Grande do Sul. Although we have begun to dedicate our production of pork cuts in Rio Grande do Sul to the Russian market, the ban had an adverse effect on our results of operations in the first half of 2006. In addition, when we shift production among our facilities to respond to trade restrictions like this one, we incur additional production costs.

•        In the first half of 2006, our exports of poultry cuts to Russia were significantly lower than in the same period in 2005 because of a delay in allocating quotas for poultry products. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation.

•        In 2005, in a proceeding before the World Trade Organization, Brazil obtained a favorable result in a panel against the European Union involving the classification of exports of salted chicken breast meat. Such decision should represent a significant reduction in tariffs on those products. The European Union has introduced import quotas on Brazilian salted chicken breast, elaborated turkey breast and processed chicken imports. To come into effect from July 2007, Brazil is to enjoy a majority share of these quotas. While the quotas establish lower import tariffs for the products mentioned above, the import of the same products and others will still be permitted at the traditional import tariffs for in natura products.

In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long term, these restrictions affect the rate of growth of our business.

Avian Influenza (H5N1) and Other Animal Diseases

Although there have been no reported cases of avian influenza in Brazil, there was a decrease in global demand for poultry products in the first half of 2006 due to concerns over the spread of this disease. In the first half of 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in those markets in that period. Although net sales of poultry products in the Brazilian market increased in the first half of 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets. These factors negatively affected our overall financial performance in the first half of 2006 as compared to the corresponding period in 2005.

If few new cases of avian influenza in humans occur around the world, and assuming that this disease does not mutate so as to be transmitted from human to human, we expect global demand for poultry products to begin to return gradually to previous levels. However, many of our export markets continue to have high inventory of poultry products, affecting demand for our products. In addition, if there are significant numbers of new avian influenza cases in humans, even if they do not occur in any of our markets, then demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Because of public sensitivity to the risks of avian influenza, even relatively isolated cases of the disease in humans could have an impact on our business.

In July 2006, an outbreak of Newcastle disease occurred in the City of Vale Real, in the State of Rio Grande do Sul, affecting local poultry producers. As a result, a number of countries imposed bans on poultry imports from producers located within a specified distance of the outbreak which does not currently include us. Newcastle disease, which is caused by a low pathogenic virus, does not affect humans, even in the case of direct contact with or consumption of diseased poultry. The principal consequence of outbreaks of Newcastle disease for our industry is the risk of imposition of bans on imports by foreign customers. If an outbreak of Newcastle disease occurs at or close to one of our poultry facilities, we may be prohibited from exporting poultry products from that facility to our export clients, which could have a material adverse effect on our business.

The Brazilian Ministry of Agriculture announced a plan for the prevention of outbreaks of avian influenza and Newcastle disease in January 2006, and this plan contemplates the gradual implementation of sanitary inspections for poultry products and by products transported between Brazilian states, education of workers and upgrading of production facilities. The states in which we operate have adopted the government plan, but the levels of implementation of the plan vary among states.

In addition to the Brazilian government plan, we have implemented our own regionalization plan to minimize the transportation of raw materials and finished products across state lines and to allow us to isolate production in any state in which an outbreak of an animal disease may occur. We could incur costs in the implementation of the Brazilian government plan and our own regionalization plan.

The avian influenza virus can be killed by cooking raw chicken and eggs at 67°. Some poultry producing countries, such as Thailand, have responded to avian influenza outbreaks in their countries by shifting poultry production to cooked products. If an avian influenza outbreak were to occur in Brazil, we might find it necessary to redirect a significant portion of our poultry production to cooked products. Even if we were to do so, however, we expect that demand for our products would still be adversely affected by any instance of avian influenza in Brazil.

Demand in our export markets may similarly be influenced by other animal diseases. As described under “—Effects of Trade and Other Barriers” above, pork imports from most Brazilian states are currently banned in Russia due to cases of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. Although we do not raise hogs in Mato Grosso do Sul and our Carambeí plant in Paraná accounts for only 12% of our total hog production, these bans affect Brazilian imports into Russia generally and have required us to shift pork production for the Russian market to Rio Grande do Sul, the only Brazilian state that is no longer subject to the ban. Our net sales of pork cuts in our export markets were negatively affected by this ban in the first half of 2006.

Effect of Export Market Demand on the Domestic Market

Fluctuations in demand for poultry, pork and beef products in our export markets often have an indirect effect on supply and selling prices for those products in the domestic market. When concerns about global outbreaks of animal diseases, imposition of trade barriers and other factors lead to a reduction of demand in key export markets, we and our principal Brazilian competitors in those markets often attempt to redirect those products to the domestic market. The resulting increases in supply in the domestic market generally lead to a decrease in selling prices, which affects our net sales in the domestic market. Global concerns about avian influenza and the Russian restrictions on Brazilian pork imports, for example, were largely responsible for a 5.3% average decrease in selling prices for our pork, poultry, beef, milk and processed food products in the domestic market in the first half of 2006, with the prices of poultry, pork and beef that are more commodity in nature products declining more than 18% in that period.

We closely monitor the actions of our major competitors because, among other things, their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence demand and supply both in the domestic market and our export markets. In the domestic market, for example, our three largest competitors in specialty meats had a combined 37.9% market share by sales volume in 2006, and our three largest competitors in frozen processed meats had a combined 44.8% market share by sales volume in 2006, in each case according to A.C. Nielsen do Brasil S.A. See “Business—Competition”. Such concentrations of market share sometimes give our competitors the ability to significantly influence selling prices in our markets through the volumes they choose to sell in those markets. In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. Purchases of corn, soy meal and soybeans represented approximately 22.8% of our cost of sales in the year ended December 2006, 26% in 2005 and 32% in 2004. Although we produce most of the hogs we use for our pork products, we purchased approximately 19% of our hogs from nearby producers and an additional 17% on the spot market in 2006. In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market and fluctuate like the prices of commodities. Commodity prices generally decreased in the first half of 2006, which lowered our costs but also exerted pressure on the selling prices of many of our products. Commodity prices remained below 2005 levels in Brazilian currency terms during first half of 2006 due to available supplies in the market and weakened demand for animal feed caused by the effect of avian influenza. Over the last quarter of 2006, commodity prices have increased considerably. They reached the top in the first quarter of 2007 and than moved down. We believe corn and soybeans prices (in Brazilian currency terms) will increase 15-20% and 5-10%, respectively in 2007 over 2006 commodity prices.

The following graph illustrates the movements in the price of corn in Cascavel in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Agra Informa Ltda., or “Agra-FNP”, a private Brazilian firm.

Prices of Corn

Source: Agra-FNP

Current Brazilian government estimates of the Brazilian corn harvest in 2006-2007 forecast 51.1 million tons, according to a survey undertaken by the National Supply Company (Companhia Nacional de Abastecimento) or “CONAB”, an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply, in May 2007. This estimate represents a 20.1% increase over the 42.5 million tons harvested in 2005-2006. Of these 51.1 million tons, 37 million tons are forecasted for the summer crop and 14.1 million tons for the second crop (safrinha), to be harvested up to early August this year. The expected growth in total corn production is due to higher crop yields, allowed by favorable weather conditions, and an increase in the harvested area. In general, it is currently expected that average corn prices in 2007 will be approximately 15% to 20% higher than those in 2006.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Agra-FNP.

Prices of Soybean

Effects of Exchange Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	Years ended December 31,
	2006	2005	2004	2003	2002	2001
Appreciation (devaluation) of the real against. U.S. dollar	9.5%	13.4%	8.8%	22.3%	(34.3)%	(15.7)%
Period-end exchange rate (U.S.$1.00)	R$ 2.14	R$ 2.34	R$ 2.65	R$ 2.89	R$ 3.53	R$ 2.32
Average (daily) exchange rate (U.S.$1.00)(1)	R$ 2.18	R$ 2.44	R$ 2.93	R$ 3.07	R$ 2.93	R$ 2.35
Inflation (INPC) (2)	2.8%	5.1%	6.1%	10.4%	14.7%	9.4%
Inflation (IPCA) (3)	3.1%	5.7%	7.6%	9.3%	12.5%	7.7%
Inflation (IGP-M) (4)	3.8%	1.2%	12.4%	8.7%	25.3%	10.4%

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

Our results of operations and financial condition are significantly affected by movements in the exchange rate to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies therefore decreases the value of our net sales from exports in reais. Our export volumes increased 13.6% from 2004 to 2005, for example, but our net sales from exports increased only 4.0%, primarily due to the 13.2% appreciation of the real against the U.S. dollar in 2005. Our export volumes increased only 0.6% in

2006 compared to 2005, but our net sales from exports decreased 14.7%, primarily due to the avian influenza outbreaks and the appreciation of the real against the U.S. dollar in 2006. We expect the continuing appreciation of the real in relation to the U.S. dollar to have a negative effect on our results of operations in 2007.

The prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs in real terms does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$1,331.3 million at December 31, 2006, representing 61.7% of our total consolidated indebtedness at that date.  Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant depreciation of the real in relation to the U.S. dollar or other currencies would make it more costly in real terms to meet debt service requirements of our foreign currency-denominated obligations.

Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with our suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs. The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to longterm contracts that contain periodic inflation adjustments according to the IGP-M index. In the last three years, our costs and expenses were readjusted, on average, at levels lower than those of the variation of the IGP-M index in the same period.

In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers’ syndicate and unions. Generally, unions follow the INPC as a parameter for their negotiations.

Effect of Interest Rates on Our Financial Condition

Our financial expenses are significantly affected by movements in Brazilian and foreign interest rates. At December 31, 2006, 80.8% of our total liabilities from indebtedness and derivative instruments of R$2,195.7 million bore interest based on floating interest rates, either because it was they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because it was dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the sixmonth LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below sets forth, the average interest rates that we are exposed:

	Years ended December 31,
	2006	2005	2004
TJLP	6.85%	9.75%	9.75%
CDI	15.04%	19.01%	16.16%
Six months LIBOR	5.37%	4.70%	2.79%

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our export customers represents a significant cost and is affected by fluctuations in the price of oil. In the year ended December 31, 2006, freight costs accounted for approximately 11.0% of our net sales. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs.

Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

Share Reclassification and Related Share Split

In March 8, 2006, our shareholders approved (1) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares, and (2) a related three for-one share split of our common shares. The share reclassification and related share split became effective on April 12, 2006. We undertook the share reclassification in connection with our voluntary adherence to the higher corporate governance and disclosure requirements of the São  Paulo Stock Exchange’s Novo Mercado. As a result of the share reclassification and share split, our share capital consists solely of common shares, and each of our common shares was split into three common shares. In accordance with Brazilian GAAP, per share data and other information in this document have not been adjusted to give effect to the share reclassification and related share split, except for per share data and other information as of and for the year ended December 31, 2006. However, the per share data in accordance with U.S. GAAP that is presented in “Form Summary—Summary Financial and Other Information”, “Selected Financial and Other Information”, Note 21 to our audited consolidated financial statements in this form have been adjusted to reflect the share reclassification and the share split.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net Sales

Our net sales increased 1.3% to R$5,209.8 million in 2006 from R$5,145.2 million in 2005, reflecting good meat sales to the domestic market and the acquisition of the Batávia dairy-processed products business.  Domestic Net sales increased 20.8%, resulting an a increase of 12.4% in volumes for poultry, pork/beef and processed meat foods, including the dairy-processed products that consolidated net sales of R$ 321.9 million in the year (R$101 million from milk and R$ 220.9 million from dairy processed products). The export sales revenues in poultry, pork and processed foods decreased 14.7% while volumes increased only 0.6%, for these products in 2006 compared to the previous year. Increases in domestic sales volumes contributed to  the impact of a decrease in average selling prices, primarily due to the effects of bird flu in the export market and the appreciation of the real against the U.S. dollar and euro on selling prices in our export markets.

Domestic Market

In 2006, domestic net sales increased 20.8% and were responsible for the larger part of the total operating result. Net sales were R$ 2,793.0 million against R$ 2,312.5 million in 2006. The meats business accounting for 12.4% of increased sales volumes. Elaborated/processed meat products grew 7.5% in volume, principally in the form of frozen products and specialty meats – responsible for the good domestic market operating performance. In the final quarter, seasonal products specific to year-end commemorations contributed 9.1% to growth in meat sales volumes. Due to oversupply of commodity-type products in the domestic market, average meat prices recorded a year on year fall of approximately 4.5% despite the improvement in sales mix. Although the price of principal raw materials rose, average costs for the year reported a 5% decline. Other processed products, which include pastas, pizzas, frozen vegetables, cheese bread, the soybean-based vegetarian line, margarines, among others, grew 34.4% in volume, the margarine line performing particularly well.

Poultry –Domestic net sales of poultry products (frozen whole and cut poultry) increased 26.3% in 2006,  primarily because we like other Brasilian poultry exporters, redirected sales of poultry products to the domestic market due to weak demand in our export markets attributable to global concerns about avian influenza. The oversupply of poultry in the domestic market led to a significant decrease in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 86.8% in 2006, primarily because of the development of our beef sales, which commenced in the fourth quarter of 2005, as well as an increase in sales volumes of pork cuts and a 4.2% increase in average selling prices.

Milk – The amounts shown in the table below reflect seven months of net sales of pasteurized and UHT milk by Batávia, which we began to consolidate in our consolidated financial statements as of June 1, 2006.

Processed foods – Domestic sales of processed foods increased 20.4% in 2006, primarily due to an 8.8% increase in sales volumes of meat processed foods and including 88,700 tons of dairy-processed products, fruit juices and others, from Batávia Company, from June to December 2006, partially offset by a 4.4% decreased in average selling prices for meat and other processed foods.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

Domestic Market

	Net Sales			Sales Volumes			Average Selling Prices
	2006	2005	Change	2006	2005	Change	2006	2005	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)

Poultry	189.6	150.1	26.3	72.8	49.3	47.8	2.61	3.05	(14.4)
Pork /Beef	56.6	30.3	86.8	17.9	10.0	79.5	3.16	3.04	4.4
Milk	101.0	—	—	73.4	—	—	1.38	—	—

Processed foods (1)	2,276.7	1,890.7	20.4	652.0	517.7	25.9	3.49	3.65	(4.4)

Other	169.1	241.4	(30.0)	65.6	119.8	(45.3)	—	—	—

Total	2,793.0	2,312.5	20.8	881.8	696.8	26.5	3.21	3.59	(10.5)

(1)       includes processed meat other processed products and dairy processed products.

Export Markets

During the second half, exports posted a gradual recovery as consumption improved, especially in Europe and the Middle East. This, combined with the downsizing of international inventories and an improved supply situation, contributed to better export performance, an area of the business significantly impacted by avian influenza outbreaks in the first half.

The Company closed 2006 with total export revenues of R$ 2,416.7 million, 14.7% less than in 2005. In addition to the crisis in the international poultry market, other factors also contributed to the adverse export performance. These included the appreciation of the Real in relation to the US dollar, the Russian ban on Brazilian pork meat imports until May, reduced exports of specialty products to the Latin American market and delays in reestablishing import business with countries such as Japan.

Average prices recovered during the final quarter of 2006 in relation to the third quarter, growing 7.7% in US dollars-FOB (Free on Board). Although average prices in the second half as a whole reported a significant improvement, they still remained 15.2% down in Reais for the year when factoring in the impact of the Real’s appreciation against the US dollar of 10.1%. The fall in average costs of 7.3% for the year partially alleviated the impact on margins from the pressure on sales to the export market.

Poultry – Export net sales of poultry products decreased 19.6% from  R$1,651.0 million to R$1,326.7.  Perdigão exported a total of 457,400 tons of poultry, 0.9% higher than in 2005 due to sector-related factors influencing performance, mainly to the international poultry market scenario caused by the avian influenza outbreaks in the first half of 2006. The prices decreased of 20.3% in poultry products.

Pork and beef – Export net sales of pork and beef decreased 1.7%, with an increase of 4.7% in pork and beef sales volumes. Beef products contributing 17,500 tons, while pork and beef meat exports recorded a 9.9% decline because of the Russian ban on Brazilian pork meat imports until May 2006 while prices decreased 6% in 2006 compared to 2005 for pork and beef products.

Processed foods – Export net sales of processed foods decreased 13.3% in 2006, primarily due to a 4.3% reduction in sales volumes compared to last year, the appreciation of the real against the U.S. dollar, euro and pound sterling on average selling prices as well as a decrease in average selling prices in foreign currency terms.

The following table provides a breakdown of changes in net sales, volumes and prices in our export markets.

Export Markets

	Net Sales			Sales Volumes			Average Selling Prices
	2006	2005	Change	2006	2005	Change	2006	2005	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)

Poultry	1,326.7	1,651.0	(19.6)	457.4	453.5	0.9	2.90	3.64	(20.3)
Pork /Beef	568.4	578.3	(1.7)	125.8	120.2	4.7	4.52	4.81	(6.0)
Processed foods	521.6	601.6	(13.3)	113.2	118.3	(4.3)	4.61	5.09	(9.4)

Other	—	1.7	—	—	0.2	—	—	—	—

Total	2,416.7	2,832.7	(14.7)	696.4	692.2	0.6	3.47	4.09	(15.2)

Results for 2006 in the main overseas markets:

Europe – While volumes were 4.9% higher, export revenues were 12.2% down for the year, Europe being one of the markets reporting the most significant decline in consumption. The impact of these results was offset by the gradual recovery in prices and demand from the second half in addition to the tax relief on sales of salty poultry products.

Middle East – This market reported a good recovery in prices from August aided by the opening of Egypt to Brazilian exports. Exports to the Middle East market increased by 4.4% in volume and declined only 2% in revenues for the year despite the fall in consumption due to the avian influenza outbreak in Kuwait.

Far East – Volumes were 2.6% up for the year. However, export revenues came in 15.7% lower compared with 2005, above all due to continuing high poultry meat inventory in the Japanese market. Sales revenue also came under pressure as a result of average pork meat prices, which were squeezed by the partial Russian trade ban.

Eurasia – Registered a decline of 20.8% in volume and 29.2% in export revenues due to the Russian trade ban on imports of pork meat from Brazil, with the exception of exports from the state of Rio Grande do Sul. At the end of the year, average prices reported a notable improvement compared with the fourth quarter 2005, due to the incorporation of processed products into the sales mix and sales of pork meat to other countries, which allowed Perdigão to assume the leadership in Brazilian exports of this item.

Africa, the Americas and other countries – These markets registered growth of 22.0% in volume and 15.9% in export revenues for the year, principally the result of market and product diversification, including exports of processed products to Argentina and Chile.

Cost of Sales

The cost of the main raw materials (corn, soybeans and hogs) all fell during the year, partially offsetting negative impacts on the sales front as well as cost pressures arising from the acquisition of production from third parties (Cachoeira Alta-GO) and made to order (Jataí-GO), processes already incorporated into the Company’s activities but still undergoing adjustments and improvements. Cost of sales accounted for 74.2% of net sales in 2006 against 71.6% in 2005, an increase of 4.9%.

In addition, spiraling prices of the principal agricultural commodities – corn and soybeans – in the international market as registered on the Chicago Board of Trade during the fourth quarter, fed through to higher grain prices in Brazil as well. This triggered an increase in costs of these raw materials, principally in relation to the third quarter 2006. Nevertheless, due to the increased value added  nature of the Company’s activities, notably the incorporation of the dairy-processed product and beef business, grain costs as a percentage of the total cost of sales actually fell.

Production costs were also inflated by the need to hire additional manpower for Company growth projects as well as the results of annual wage agreements negotiated during the course of the year.

Gross Profit and Gross Margin

Despite the sharp impact of unfavorable trading conditions on exports, particularly in the first half, the gross margin for the year was 25.8% against 28.4% for 2005, corresponding to a gross profit of R$ 1.3 billion, a year on year decline of 7.9%.  Good domestic market performance, a partial recovery in exports  and an enhanced product mix were among the factors contributing to the gradual improvement in margins, notably in the fourth quarter.

Operating Expenses

Operating expenses grew 26.4% for the year representing 22.1% of net sales in 2006 against a percentage of 17.7% recorded in 2005. This item was principally impacted by variable expenses such as: freight, due to more sales being transacted on a cost and freight basis; warehousing, including the greater frequency and regularity with which dairy processed products have to be distributed; an increase in the labor force and payroll overheads; and company investments in advertising and marketing.

Additionally, lower export revenue during the year resulted in an increase in the share of operating expenses as a percentage of net sales. Contributing to the increase in administrative expenses was the process of  outsourcing the IT data center to IBM and the intensification of training courses and the consolidation of the Batávia acquisition.

Operating Income

The operating margin for the year was 3.7% (10.6% in 2005)  reflecting the unfavorable international scenario for the poultry industry with lower sales and prices combined with the appreciation of the Real against the US dollar and the increase in certain market driven costs and expenses. Operating income before financial expenses amounted to R$ 191.4 million, a fall of 65% over the prior year.

There was a significant jump in operating margin from 3.5% in the third quarter to 8.6% in the last, an improvement of 5.1 percentage points (510 basis points), due to the gradual recovery in business in the fourth quarter, the domestic market posting a good performance and improved exports bringing supply back into equilibrium with demand for this part of the business.

Financial Expenses

The increase of 56.3% in financial expenses was principally due to higher net debt until October 2006 for funding capital expenditures and the acquisition  in June of  a 51% stake in Batávia. Perdigão also required additional working capital to offset reduced cash generation particularly in the first half, as well as the financial expenses arising from the placement, underwriting, fees and other overheads involving the fourth quarter primary offering. All these factors conspired to an increase of 233.2% in expenses in the final quarter of the year.

 However, the Company was able to significantly reduce its net debt from the proceeds of the primary offering of R$ 800 million. At the end of the fiscal year, Perdigão’s net debt stood at R$ 633.5 million,  17.2% less than outstanding in 2005 and 50.8% less than the net debt as at September 30 2006. See “Information on the Company”    “History and Development of the Company”.

Income Tax and Social Contribution

Income tax and social contribution were R$61.6 million credit in 2006 compared to an income tax and social contribution expense in the amount of R$62.5 million mainly due to decrease in income before taxes and profit sharing by 378.8 million, from R$451.1 million in 2005 to R$74.3 million in 2006. Additionally, the Company recognized the income and social contribution tax effects of (“Summer Plan”) Plano Verão in the amount of R$ 33.4 million.

Net Income

Perdigão reported improved results for the final quarter as compared with the third quarter and the same period in 2005. This improvement reflects better market conditions with the lower impact of earlier avian influenza outbreaks, especially in the first half.

The Company obtained a favorable court ruling on its action against understated inflation arising from 1989 Summer Plan (Plano Verão). The gain in question, amounting to R$ 48 million, has been appropriated to Perdigão’s fourth quarter income tax and financial income accounts.

In spite of its best efforts during the year, Perdigão was unable to fully recover from the adverse impacts arising from the worldwide crisis in the poultry industry, reporting an accumulated net income of R$ 117.3 million, 67.5% lower than 2005, corresponding to a net margin of 2.3% against 7.0% in the preceding fiscal year.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net Sales

Our net sales increased 5.4% to R$5,145.2 million in 2005 from R$4,883.3 million in 2004 due to net sales of our poultry, pork and processed foods, which increased 7.3% in 2005 compared to 2004. Domestic sales volumes for these products increased 8.4%, and export sales volumes increased 13.6% in 2005 compared to the previous year. Increases in sales volumes mitigated the impact of a decrease in average selling prices, primarily due to the effects of the appreciation of the real against the U.S. dollar and euro on selling prices in our export markets.

Domestic Market

Net sales from the domestic market increased 7.1% to R$2,312.5 million in 2005 from R$2,158.6 million in 2004. The increase in net sales from poultry and processed foods more than offset the effect of the sale in July 2005 of our soybean oil plant in Marau in the State of Rio Grande do Sul, which had previously accounted for approximately 3% of total net sales, as well as the effect of a decrease in net sales from pork.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

Domestic Market

	Net Sales			Sales Volumes			Average Selling Prices
	2005	2004	Change	2005	2004	Change	2005	2004	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)

Poultry	150.1	110.2	36.2	49.3	34.5	42.6	3.05	3.19	(4.5)
Pork/ Beef	30.3	35.7	(15.1)	10.0	11.6	(14.0)	3.04	3.07	(1.2)

Processed foods	1,890.7	1,710.2	10.6	517.7	486.1	6.5	3.65	3.52	3.8

Other	241.4	302.5	(20.2)	119.8	146.6	(18.3)	—	—	—

Total	2,312.5	2,158.6	7.1	696.8	678.8	2.6	3.59	3.49	2.9

Poultry. Domestic net sales of poultry products (frozen whole and cut chicken) increased 36.2% in 2005, primarily because of increases in sales volumes from production at the Nova Mutum poultry facility we acquired in July 2005 and the Jataí poultry facility that we began operating in December 2005. Although we ultimately intend to sell more of the production of the Nova Mutum facility in our export markets, we sold most of the whole chickens produced at this facility in 2005 in the domestic market as we brought the facility up to the technical specifications of our export customers. The increase in sales volumes more than offset the 4.5% decrease in average selling prices due to higher volumes of whole chicken in the product mix.

Pork and Beef.  Domestic net sales of pork cuts decreased 15.1% in 2005, primarily due to redirection of pork cuts to our export markets, where we are generally able to achieve higher margins.  Sales volumes decreased 14.0% for similar reasons.  Average selling prices in the domestic market decreased mainly because of higher sales of salty pork rather than frozen products, thus affecting mix.  In December 2005, we introduced a new line of beef cuts  which is added together with pork cuts, due to the low volumes of this product sold during the year.

Processed Foods. Domestic net sales of processed foods increased 10.6%, primarily due to increased sales volumes of 6.5% to existing and new customers and an improvement in the mix of products, particularly in frozen and specialty meats. Average selling prices also increased due to higher sales volumes of value-added products.

Other. Domestic net sales of soy meal, refined soy flour and animal feed decreased 20.2% in 2005, primarily because we sold our Marau soybean oil plant in July 2005, leading to a 33.7% decrease in net sales from soy products. Average selling prices for our soy products also dropped due to decreases in worldwide soybean prices.

Export Markets

Net sales from exports increased 4.0% to R$2,832.7 million in 2005 from R$2,724.7 million in 2004. Sales volumes increased 13.6%, primarily due to increases in exports of pork cuts, processed products and, to a lesser degree, poultry cuts and whole chickens. These increases in sales volumes reflected the continuing expansion of our international distribution network and the efforts of our international sales offices, as well as the further penetration of our existing export markets.

The following table provides a breakdown of changes in net sales, volumes and prices in our export markets.

Export Markets

	Net Sales			Sales Volumes			Average Selling Prices
	2005	2004	Change	2005	2004	Change	2005	2004	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)

Poultry	1,651.0	1,721.7	(4.1)	453.5	441.2	2.8	3.64	3.90	(6.7)
Pork/ Beef	578.3	456.2	26.8	120.2	91.4	31.5	4.81	4.99	(3.6)

Processed foods	601.6	543.0	10.8	118.3	76.4	54.7	5.09	7.10	(28.4)

Other	1.7	3.7	(53.1)	0.2	0.4	(41.4)	—	—	—

Total	2,832.7	2,724.7	4.0	692.2	609.4	13.6	4.09	4.47	(8.5)

(1)          Includes small amounts of beef cuts in 2005.

Poultry. Export net sales of poultry products decreased 4.1% in 2005, primarily due to the effect of the 17.3% change on the average real/U.S. dollar exchange rate from 2004 to 2005, which caused a reduction in export sales revenues in reais. Sales volumes increased 2.8% in 2005, and average selling prices in U.S. dollars also increased, but average selling prices in reais decreased 6.7% due to the appreciation of the real. Sales volumes decreased in the fourth quarter, after increasing in the previous three quarters, due to depressed demand owing to concerns about the spread of avian influenza.

Pork and Beef. Export net sales of pork products increased 26.8% in 2005, primarily due to significant increases in sales volumes to Russia and other countries in Eurasia. Average selling prices decreased somewhat due to the appreciation of the real against the U.S. dollar. In addition, we began sales of beef cuts in December 2005, which currently are reported with pork cuts.

Processed Foods. Export net sales of processed foods increased 10.8% in 2005 and sales volumes  increased by 54.7%, in line with our strategy of focusing on the expansion of exports of processed foods. We increased our sales to new markets and new customers, particularly in Europe, Eurasia and Venezuela. Our average selling prices decreased significantly, primarily because of the appreciation of the real against the U.S. dollar and euro and because we introduced new specialty meat items (bologna and frankfurters) with lower relative prices when compared to frozen products.

Other. Export net sales of our other products were not significant, amounting to R$1.7 million in 2005.

In the case of our primary export markets, sales volumes to Europe increased 15.2% from 2004 to 2005, due in part to changes in our product mix, but net sales from exports to Europe decreased 6.4% due to the appreciation of the real against the euro, the pound sterling and the U.S. dollar. Sales volumes to the Far East increased 6.9%, due to increased sales to China, Singapore and Japan, and selling prices increased in U.S. dollar terms, although net sales from exports to the Far East decreased 2.8% due to the appreciation of the real against the U.S. dollar. Sales volumes to Eurasia increased 32.5% and net sales increased 32.2% due to strong demand in Russia, especially for pork cuts and processed foods. Sales volumes to the Middle East increased 1.9% and net sales increased 1.2%, reflecting consistent demand and tighter supply in the local market due to sanitary issues and higher costs. Finally, sales volumes to Africa, the Americas and other countries increased 31.6% and net sales increased 21.3%, due primarily to increased sales of processed foods and diversification of the customer base.

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

Gross Profit and Gross Margin

Our gross profit increased 8.0% to R$1,459.3 million in 2005 from R$1,350.9 million in 2004 due to the increased net sales in both the domestic and export markets described above, as well as the reduction in our cost of sales as a percentage of net sales. Our gross margin was 28.4% in 2005, compared to 27.7% in 2004.

Operating Expenses

Operating expenses increased 7.0% to R$912.0 million in 2005 from R$852.6 million in 2004. As a percentage of net sales, operating expenses were 17.7% in 2005, compared to 17.5% in 2004. The increase in operating expenses occurred primarily because of an increase in freight costs recorded in selling expenses due to increases in oil prices and an increase in our customer base. In addition, labor costs recorded as selling expenses and general and administrative expenses increased due to ordinary wage and salary adjustments. Our operating expenses were also affected in the fourth quarter by an agricultural inspectors’ strike that delayed shipments and therefore resulted in higher warehousing costs, as well as by heavy rainfall in the third quarter that interrupted loading of our products for several days at the Itajaí port in the State of Santa Catarina, from which we export the majority of our products. The effect of these increases was partially mitigated by active management of logistics costs, most recently through the implementation of the first stages of our ATP—Perdigão Total Service program.

Operating Income

Operating income before financial expenses and others increased 9.8% to R$547.3 million in 2005 from R$498.3 million in 2004, reflecting higher sales volumes, improved product mix and a reduction in costs as a percentage of net sales, partially offset by the impact of the appreciation of the real on export net sales. Our operating margin was 10.6% in 2005, compared to 10.2% in 2004. Operating income before financial expenses and others in our domestic market segment decreased 1.0% to R$189.4 million in 2005 from R$191.4 million in 2004, primarily due to increases in operating expenses and the decreases in net sales of pork cuts described above. This decrease was partially offset by the effect of increased net sales from processed foods and poultry products. Operating income before financial expenses and others in our export market segment increased 16.6% to R$357.9 million in 2005 from R$306.9 million in 2004, primarily due to increases in sales volumes in our export markets the decrease in cost of sales as a percentage of net sales.

Financial Expenses

Our net financial expenses decreased 29.8% to R$82.7 million in 2005 from R$117.8 million in 2004, primarily because we recorded a gain in 2005 when we prepaid at a discount certain long-term debt and because we had virtually no financial expenses relating to fixed price grain contracts in 2005, compared to R$18.3 million of such expenses in 2004. This decrease was partially offset by the R$41.9 million increase in financial expenses we recorded due to the reduction in book value, in real terms, of investments held by our foreign subsidiaries due to the appreciation of the real against the U.S. dollar.

Income Tax and Social Contribution

Income tax and social contribution increased 32.1% to R$62.5 million in 2005 from R$47.3 million in 2004 due primarily to the increase in income before taxes and profit sharing. Our effective tax rate was 13.9% of income before taxes and profit sharing in 2005, compared to 12.8% of income before taxes and profit sharing in 2004. The effective tax rate differs from the statutory tax rate primarily because interest on shareholders’ equity, which was equivalent to 7.1% and 7.0% of income before taxes and profit sharing in 2005 and 2004, respectively, is deductible for tax purposes, and because the tax rates on earnings for our foreign subsidiaries, which were equivalent to 15.6% and 14.6% of income before taxes and profit sharing in 2005 and 2004, respectively, differ from the Brazilian statutory rate. Without these two effects, the effective tax rate would have been 36.6% and 34.4% for 2005 and 2004, respectively, which is similar to the statutory rate.

Net Income

Our net income increased 22.1% to R$361.0 million in 2005 from R$295.6 million in 2004 due to the reasons set forth above. Our net margin was 7.0% in 2005, compared to 6.1% in 2004.

Reconciliation with U.S. GAAP

The consolidated financial statements of the Company are prepared in accordance with Brazilian GAAP which comply with those prescribed by Brazilian Corporate Law and specific standards established by CVM and IBRACON. Note 3 summarizes the principal accounting practices adopted by the Company.

The Company has elected to use Brazilian GAAP financial statements as its primary financial statements. The Company’s accounting practices which differ significantly from U.S. GAAP are summarized below:

(a)          Supplementary inflation restatements in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (collectively, “permanent assets”) and shareholders’ equity, and reported the net charge or credit in the statement of operations.

However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only beginning on January 1, 1998. Therefore, the financial information for purposes of U.S. GAAP for the two year period ended December 31, 1997 included additional inflation restatement adjustments made by applying the IGP-M (General Price Index—Market) to permanent assets and shareholders’ equity.

For purposes of the U.S. GAAP reconciliation (set forth in Note 21.2 of Financial Statements), shareholders’ equity, at December 31, 2006 and 2005, has been increased due to the additional inflation restatement adjustments, net of depreciation, and net income has been adjusted for the resulting depreciation charges for the years ended December 31, 2006, 2005 and 2004.

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

For U.S. GAAP purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income. The capitalizable amounts, mainly related to the purchase and installation or development of software according to Statement of Position 98-1, “Accounting for the Costs of Computer Software Development or Obtained for Internal Use”, have been reclassified to property, plant and equipment and have been amortized for U.S. GAAP purposes over five years on a straight-line basis. In addition, certain charges treated as pre-operating costs under Brazilian GAAP are considered fixed assets for U.S. GAAP.

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

According to Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs”, for U.S. GAAP purposes, interest incurred during the construction phase should be included in the cost of the related assets. Interest on construction-period financing denominated in Brazilian reais is capitalized. Interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange correction gains or losses. Capitalized interest is amortized over the useful life of the assets.

(e) Derivatives and other financial instruments

Under Brazilian GAAP, derivatives are accounted for using the accrual method and there are certain disclosure requirements related to the type and details of such financial instruments. There are no specific rules regarding hedge accounting.

Under U.S. GAAP, derivatives are marked to market. Hedge accounting has not been applied to any of the Company’s derivative financial instruments in the presented periods for U.S. GAAP purposes.

(f) Dividends proposed but not yet approved

Under the Brazilian Corporation Law, at each year-end, the Company’s management is required to propose and accrue a minimum dividend distribution based on net income. Additionally, the Company may elect to distribute dividends in excess of the minimum mandatory dividend. For Brazilian GAAP purposes, such discretionary dividends are accrued when declared. Under Brazilian GAAP, companies are permitted to distribute or capitalize, subject to certain limitations, dividends in the form of interest on shareholders’ equity (which interest is calculated based on a government interest rate). Interest on shareholders’ equity is deductible for tax purposes and is presented as a deduction from shareholders’ equity.

Under U.S. GAAP, because the minimum mandatory dividend meets the definition of a liability when it is declared by the Company, it is accrued at such time. Because any additional, unpaid discretionary dividends would require approval at the annual shareholders’ meeting, such dividends would not be considered as declared at the balance sheet date and, therefore, would not be treated as accrued for U.S. GAAP purposes.

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

For U.S. GAAP, according to SFAS No. 141, “Business Combinations”, goodwill arises from the difference between the price paid and the fair value of all assets and liabilities acquired, including any existing intangible assets. Additionally, SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. SFAS No. 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there is no impairment recorded for U.S. GAAP purposes. Management is making annual assessments of goodwill as required by SFAS No. 142.

The goodwill amortization recorded under Brazilian GAAP has been reversed for U.S. GAAP purposes in the reconciliations of net income and shareholders’ equity.

(h) Marketable securities

Under Brazilian GAAP, marketable securities are recorded at acquisition cost plus income earned and adjusted to market value, if lower, in case a loss is considered to be other than temporary.

For U.S. GAAP purposes, debt securities are classified under guidance of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, as either held-to-maturity securities, trading securities or available-for-sale securities.

The Company’s securities are classified as available-for-sale and are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains, arising from the difference between the carrying amount and the fair market value, are included directly in shareholders’ equity as other comprehensive income.

(i)            Expenses of public offering of shares

Under Brazilian GAAP, costs associated with offering of shares to the public, in the amount of R$22.7 millions are charged to expenses in 2006.

Under U.S. GAAP, these costs directly reduce the proceeds of the offering recorded in capital.

(j)            Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries in these financial statements.

The subsidiary Batávia S.A. is not wholly owned by the Company and therefore the U.S. GAAP adjustments identified for such subsidiary are allocated to their respective minority shareholders based on their participation, including the put option granted to minority shareholders of Batávia.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements included in this form in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See Note 21 to our audited consolidated financial statements for an explanation of these differences and a reconciliation of net income (loss) and shareholders’ equity to U.S. GAAP.

The preparation of these financial statements required management to make estimates and assumptions that affected the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and judgments on an ongoing basis and bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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

During the holiday season, when volumes of some of our products increase, we offer certain large customers the ability to return products they are unable to sell. We monitor these product returns and record a provision for the estimated amount of such future returns, based on historical experience and any notification received of pending returns. While we believe that we make reliable estimates for these matters, fluctuations in demand could cause our estimates and actual amounts to differ and could have a negative effect on our net sales in future periods.

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

Under U.S. GAAP, we do not amortize goodwill but rather test goodwill annually for impairment. That is, we calculate annually the expected cash flows from each of our businesses with respect to which we have recorded goodwill, and we record a provision for impairment if those cash flows are lower than the book value of the related goodwill. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), future taxes payable and operating costs.

Depreciation, Depletion, Amortization and Impairment

We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of forests we own and the amortization of our pre-operating expenses and software development (i.e., deferred charges). The rates of depreciation, depletion and amortization are based on our or thirdparty estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our fixed assets to determine whether any impairment of those assets is necessary. The determination of such an impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value.

Contingencies

We accrue for losses on tax and other legal contingencies based on an analysis of pending litigation. We record amounts considered sufficient by management to cover probable losses based on the opinion of outside legal counsel and our in-house legal counsel. If any additional information causes the opinion of outside legal counsel to change, we must reassess the potential liability related to pending litigation and review our estimates accordingly. Any revision can significantly affect our results of operations and financial position

Derivative Instruments

We use derivative instruments, especially swaps, to manage the risks of exchange and interest rate variations. These instruments are recorded using the accrual method in accordance with Brazilian GAAP. For U.S. GAAP purposes, we account for these instruments at fair market value, which we determine based on quotations of similar instruments and estimates of future exchange and interest rates. During the periods presented, we have not designated any derivative instruments as hedges for either Brazilian GAAP or U.S. GAAP purposes, and, therefore, the accounting adjustments for our derivatives were recorded in the statement of operations for the period.

We do not use derivatives to hedge the risks of changes in commodity prices on a regular basis.

Inventory

Our inventories of livestock, eggs, finished products and most other inventories are generally stated at the lower of cost or market. We record valuations and adjustments for our inventory and for estimated obsolescence at or equal to the difference between the cost of inventory and the estimated market value based upon known conditions affecting inventory obsolescence, including significantly aged products or damaged or obsolete products.

Our inventories are stated at average acquisition or formation costs, not exceeding market value or realizable value. Investories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a liability for the amount payable to the supplier. Grain purchased on a “price to set basis” that is used in the manufacturing process is valued on the date of utilization at their market value and any adjustments made after the utilization date are accounted for as income/expenses, against the trade accounts payable. Allowance for slow moving or obsolete inventories are recorded when considered appropriate.

We allocate the costs of parts of slaughtered poultry, hogs and cattle in proportion to the estimated amounts to be recovered from certain by-product parts.

Generally, we perform an evaluation of whether any lower of cost or market adjustments are required based on a number of factors, including: (1) pools of related inventory, (2) product continuation or discontinuation, (3) estimated market selling prices and (4) expected distribution channels.

Recently Issued Accounting Pronouncements Under U.S. GAAP

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In July 2006, the FASB issued FIN Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In March 2006, the FASB Issued Emerging Issues Task Force (“EITF”) No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)”. EITF-3 provides criteria to determine whether various non-income taxes assessed by governmental authorities should be presented gross or net in an entity’s statement of operations. This issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this form. The consolidated financial statements are prepared in accordance with Brazilian GAAP, which differ in certain significant respects from the U.S. GAAP. Note 21 to our audited consolidated financial statements describe the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our company and includes a reconciliation to U.S. GAAP of net income and shareholders’ equity. See “ Operating and Financial Review and Prospects”.

The following table sets forth the components of our results of operations as percentage of net sales.

	Year ended December 31,
	2006	2005	2004
	(% of net sales)

Net sales	100	100	100
Cost of sales	74.2	71.6	72.3
Gross profit	25.8	28.4	27.7
Operating expenses:
Selling	20.6	16.4	16.2
General and administrative	1.4	1.1	1.1
Management compensation	0.2	0.2	0.2
Other operating expenses	0.4	0.2	0.2
Operating income before financial expenses	3.3	10.5	10.0
Financial expenses, net	2.5	1.6	2.4
Operating income	1.5	8.9	7.6
Non-operating expenses	0.1	0.1	0.1
Income before taxes and profit sharing	1.4	8.8	7.5
Income and social contribution taxes	(1.2)	1.2	1.0
Employees’ profit sharing	0.20	0.4	0.4
Management profit sharing	0.03	0.1	0.1
Minority Interest	0.1	0.1	0.1
Net income	2.3	7.0	6.1

Presentation of Net Sales Information

We report net sales after deducting taxes assessed on gross sales and discounts and returns. In 2006, we had total sales deductions of R$896.2 million from gross sales of R$6,105.9 million, compared to total sales deductions of R$728.1 million from gross sales of R$5,873.3 million in 2005. Our total sales deductions can be broken down as follows:

•                       ICMS Taxes. ICMS is a state value-added tax assessed on our gross sales in the domestic market at a rate that varies by state.

•                       PIS and COFINS Taxes. The PIS and the COFINS taxes are federal social contribution taxes assessed on our gross sales in the domestic market.

•                       Discounts, Returns and Other Deductions. Deductions, returns and other deductions are unconditional discounts granted to domestic customers, product returns by domestic customers and other deductions from gross sales in the domestic market.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes, and our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

In 2006, deductions from gross sales to calculate net sales increased 23.1% compared to 2005, primarily due to increases in sales volumes in the domestic market (on which PIS and COFINS taxes and ICMS taxes are assessed). In the year ended December 31, 2005, deductions from gross sales to calculate domestic net sales increased 6.4% compared to the year ended December 31, 2004, higher than the increase in net sales, because domestic net sales increased more than export net sales.

Segment Presentation

We operate in two business segments: the domestic market and the export markets. In each market, we produce and distribute poultry, pork, beef, processed foods and other products. We report net sales and operating income before net financial expenses by market. See Note 21.3.2 to our audited consolidated financial statements. Because we use the same assets to produce products for both our domestic and export markets, we do not identify assets by market.

B. Liquidity And Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures (both for fixed assets and start-up costs relating to expansion programs), and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, and sales of marketable securities. We will also receive the net proceeds from the sale of our common shares in the global offering. We believe that these sources of cash will be sufficient to cover current and anticipated working capital needs.

Cash Flows from Operating Activities

We had net cash flows from operating activities of R$97.1 million in 2006, compared to R$479.2 million in  2005. The significant decrease in net cash flows from operating activities from 2005 to 2006 occurred primarily because of the R$243.7 million reduction in our net income from 2005 to 2006 (from net income of R$361.0 million in 2005 to a net income of R$117.3 million in 2006). In addition, the cash effect of other assets was greater in 2006 than in 2005 due to, among other factors, a R$23.6 million reduction in provisions for contingencies, a R$29.3 million increase in profit sharing payments (paid with respect to fiscal year 2005), a R$41.9 million increase in deferred taxes (due to tax loss carry-forwards that could not be used in the year due to the lower income we recorded), a R$48.1 million increase in recoverable taxes (due to the higher amounts paid in 2006 of VAT and due to withholding taxes which generated higher amounts to be recovered), and a R$47.6 million related to Summer Plan effects due to the gain recognized. These changes were partially offset by the cash effects of an increase in trade accounts payable that was R$104.9 million greater than in 2005 (due primarily to management of working capital and timing of payments related to capital expenditures in light of lower demand for our products in 2006).

We had net cash flows from operating activities of R$479.2 million in 2005, compared to R$539.6 million in 2004 and R$205.6 million in 2003. The decrease from 2004 to 2005 occurred primarily because of the cash effect of a R$61.5 million increase in inventory in 2005 mainly due to higher volumes of raw materials and live animals, compared to a R$100.3 million decrease in inventory in 2004, primarily due to significant increases in sales of poultry and pork products in our export markets. This difference in the effect of inventories more than offset the effects of a R$65.4 million increase in net income in 2005 and the cash effect of R$62.6 million in accrued interest and exchange variations, compared to R$24.1 million in 2004.

Our working capital was R$1,593.5 million at December 31, 2006, compared to R$1,058.7 million at December 31, 2005. This increase was primarily due to a R$744.8 million increase in marketable securities (due to a cash inflow from the public offering of shares), a R$22.4 million increase in working capital due to Batávia’s acquisition, a R$38.3 million increase in deferred income tax (due to tax losses carryforward that could not be used in the year due to lower income) and a R$61.1 million increase in recoverable taxes (due to the higher amounts paid in 2006 of VAT and due to withholding taxes which generated higher amounts to be recovered). These factors were partially offset by a R$442.0 decrease in cash and cash equivalents (due to lower levels of cash flow from operating activities, business acquisition and higher payments related to capital expenditures) and a R$153.9 million increase in trade accounts payable (due primarily to management of working capital and timing of payments related to capital expenditures in light of lower demand for our products in 2006).

Our working capital was R$1,058.7 million at December 31, 2005, compared to R$308.2 million at December 31, 2004. This increase was primarily due to a R$566.0 million increase in cash and cash equivalents, due in part to a strategic decision to increase working capital to provide flexibility in responding to adverse events in our markets, including the effects of avian influenza. Working capital also increased due to a R$158.1 million decrease in our short-term debt. Trade accounts receivable increased 6.0% to R$555.7 million at December 31, 2005 from R$524.4 million at December 31, 2004, and inventories increased 11.3% to R$646.1 million at December 31, 2005 from R$580.6 million at December 31, 2004.

Cash Flows from Investing Activities

In 2006, we used R$1,336.2 million in cash in investing activities, compared to R$242.2 million in cash used in investing activities in 2005. In 2006, our cash used in investing activities consisted primarily of additions of property, plant and equipment of R$523.9 million, net investment in marketable securities of R$ 714.6, and acquisitions of R$95.5 million (relating to the acquisition of a controlling interest in Batávia, net of cash acquired).

In 2005, we used R$242.2 million in cash in investing activities, compared to R$102.8 million in cash used in investing activities in 2004 and R$140.8 million provided by investing activities in 2003. Our cash used in investing activities in 2005 consisted primarily of additions to property, plant and equipment of R$266.3 million, investments of marketable securities of R$112.7 million, partially offset by proceeds from sales or maturity of marketable securities of R$167.3 million.

Our cash used in investing activities in 2004 consisted primarily of investments in marketable securities of R$351.3 million and additions to property, plant and equipment in the amount of R$110.5 million, partially offset by proceeds from sales or maturity of marketable securities of R$362.6 million.

Cash Flows from Financing Activities

We received R$797.1 million in cash in financing activities in 2006, compared to R$329.0 million in 2005. In 2006, our cash received in financing activities consisted primarily due to the cash inflow from the public offering of shares of R$ 800.0 million

We received R$329.0 million in cash in financing activities in 2005, compared to uses of cash in financing activities of R$676.2 million and R$398.1 million in 2004 and 2003, respectively. In 2005, we received net proceeds from loans and financing of R$1,913.0 million, partially offset by repayments of debt of R$1,498.8 million. In 2004, we repaid debt in the amount of R$1,974.9 million, partially offset by proceeds from new loans and financing in the amount of R$1,384.7 million.

Dividends and Interest on Shareholders’ Equity

We declared dividends and interest on shareholders’ equity in the amount of R$35.2 million in 2006 and paid R$61.8 million in 2006 (which includes R$48.3 million relating to the 2005 fiscal year). We paid an additional R$35.2 million in dividends and interest on shareholders’ equity in the six months ended June 30, 2007 relating to the 2006 fiscal year. We declared dividends and interest on shareholders’ equity in the amount of R$108.3 million in 2005 and paid R$85.2 million of that amount in 2005 (and paid the remainder in 2006). We declared and paid R$88.6 million in dividends and interest on shareholders’ equity in 2004. See “Dividends and Dividend Policy”.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

			At December 31,		Percentage
	Short-term	Long-term	2006	2005	change
	(in millions of reais)				(%)

Local currency	228.2	274.6	502.8	382.8	31.3
Foreign currency	318.8	1,012.5	1,331.3	1,291.2	3.1
Total debt	547.0	1,287.1	1,834.1	1,674.0	9.6

The following table sets forth our indebtedness net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of our strategic decision  at the end of 2006 to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets, including outbreaks of avian influenza, particularly as a significant proportion of our indebtedness is short-term indebtedness and could be reduced if we were to apply our increased balances of cash, cash equivalents and marketable securities to debt reduction. On top of that, the recent increase of Perdigão’s cash was due to the issuing of 32,000,000 new common shares in October 2006, resulting in proceeds of R$ 800 million.

			At December 31,		Percentage
	Short-term	Long-term	2006	2005	change
	(in millions of reais, except where indicated)				(%)

Total debt	547.0	1,287.1	1,834.1	1,674.0	9.6
Cash, cash equivalents and marketable securities
Local currency	957.6	—	957.6	169.0	466.2
Foreign currency	162.9	80.0	242.9	740.4	(67.1)
Total	1,120.5	80.0	1,200.5	909.3	32.0
Net debt	(573.5)	1,207.0	633.5	764.7	(17.2)
Exchange rate exposure (in millions of U.S.$)			(111.4)	(84.8)

Our principal indebtedness instruments are described below.

Pre-Export Facilities.  Our principal operating subsidiary, Perdigão Agroindustrial S.A., or “Perdigão Agroindustrial”, had several pre-export facilities in an aggregate outstanding principal amount of R$628.5 million at December 31, 2006. The indebtedness under these facilities is generally denominated in U.S. dollars, and maturities vary from one year to seven years. Perdigão Agroindustrial’s pre-export facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 6.87% per year at December 31, 2006, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on indebtedness to foreign lenders, liens, mergers and, in certain cases, financial covenants.

Trade-Related Facilities. Our subsidiary Perdigão International Ltd. had several trade-related facilities in an aggregate outstanding principal amount of R$418.3 million at December 31, 2006. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from three years to five years. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 6.86% per year at December 31, 2006, generally payable annually. Under each of these facilities, Perdigão International Ltd. receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

BNDES Facilities. Perdigão Agroindustrial had a number of outstanding obligations to BNDES, including loans in the amount of R$193.2 million at December 31, 2006 and debentures in the amount of R$26.4 million at December 31, 2006. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures is generally payable monthly, with final maturities on various dates from 2006 through 2013. The majority of the principal amount of the loans is denominated in reais and bears interest at the TJLP rate plus a margin of approximately 2% to 7% per year.

The remaining amounts are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. The debentures are denominated in reais and bear interest at the TJLP rate plus 6.00%. The loans and debentures are guaranteed by Perdigão S.A. and, in most cases, are secured by equipment and facilities. The principal covenants under these agreements include limitations on indebtedness and liens; mergers and sales of assets; and, in a few cases, financial covenants, including the ratio of shareholders’ equity to total assets, the ratio of current assets to current liabilities and the ratio of total assets to total liabilities.

FIDC Financing. The trade accounts receivable balance includes R$99.3 as of December 31, 2005 related to receivables sold to the FIDC facility. In August 28, 2006, the FIDC operation was finished, and the Company does not have any balance in December 31, 2006.

ACCs and ACEs. We also obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs”, and export loans known as Advances on Export Contracts

(Adiantamentos de Contratos de Exportação), or “ACEs”. Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs in an aggregate outstanding principal amount of R$122.7 million and ACEs in an aggregate principal amount of R$124.0 million at December 31, 2006. Our ACCs and ACEs bore interest at an average rate of 5.40% at December 31, 2006.

Rural Credit Financing. Perdigão Agroindustrial and Batávia are parties to short-term rural credit loans in the amount of R$139.0 million at December 31, 2006 to several commercial banks under a Brazilian federal government program that offers an interest rate of 8.75% per year as an incentive to investments in rural activities. We generally use the proceeds of these loans for working capital.

State Tax Incentive Financing Programs. We also had R$51.2 million outstanding at December 31, 2006 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

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

C. Research and Development, Patents and Licenses

We have a Technology Center located in Videira in the State of Santa Catarina, which is responsible for research and development, including on systems to increase productivity and reduce costs; adapting international quality control practices to our production facilities; traceability systems to allow monitoring of products and customer orders; and clinical analysis of food to promote food safety. We invested R$7.2, R$6.3 and R$6.5 in 2006, 2005 and 2004, respectively.

D. Trend Information

The continuing decline in interest rates, low inflation and growing personal incomes have been driving domestic market performance. Brazilian exports of chicken and pork meats in the first quarter 2007 reported a good recovery in relation to the same period in 2006.

Exports

Brazilian chicken exports have been registering a good performance since the last quarter in 2006. In the first quarter of 2007, the country exported 745,000 tons, a year on year increase of 16.8%. Exports of pork meat continued to post a strong recovery accumulating a further quarter’s good performance. Volumes exported in the first quarter of 2007 (118,600 tons) were 19.2% higher than the same period in 2006.

Domestic consumption

Real incomes and nominal salaries in Brazil in the first quarter of 2007, were respectively 6.4% and 8.9% higher than the first quarter 2006. This data substantiates the potential scenario for increased domestic food consumption going forward. A stronger Real and subdued inflation has served to enhance this virtuous circle of more vigorous demand. According to the AC Nielsen survey, growth in the principal product categories YTD 2007 was: 11.2% for specialty meats, 11%, frozen meats, 16.7%, frozen pastas, 12.3%, frozen pizzas and a 5.4% increase in the consumption of refrigerated dairy-processed products.

Raw Materials

Price volatility continued to prevail in the international grain markets due to uncertainty surrounding the next US crop currently being planted. USDA data is signaling a major increase in areas under corn in the United States. However, it should be noted that this is a period when planting intentions only are gauged and the areas effectively planted must be monitored — not to mention the level of productivity, which will only become clearer from June onwards. Preliminary USDA figures (based on the forecasted area of planting intentions in the USA)

point to an increase in corn output for the 2007/08 crop, possibly of the order of 20% higher at 322 million tons than the 2006/07 crop. On the other hand, in the case of soybeans, while estimates for world inventory indicate  an increase in the next crop, international prices have increased on the back of rising corn and wheat prices. This may be indicative of a substitution of soybeans for grains. The US 2006/07 soybean crop was 86.8 million tons, 4.1% higher than the preceding crop, but offset by the reduction in exports which held US soybean inventory at high levels. Preliminary USDA figures (based on the forecasted area of planting intentions in the USA) suggest a reduction of 10% to 77.4 million tons in the 2007/08 crop in relation to 2006/07.

While the domestic scenario indicates a comfortable domestic supply both for corn as well as soybeans, prices have risen, impacted by the international market and export parity. Corn prices in the first quarter 2007 were 35% above those for the same period in 2006. However, prices for the first quarter 2007 were just 0.7% higher than those prevailing in the fourth quarter 2006. In the case of soybean prices, FNP data reports a 20% rise in the first quarter 2007 in comparison with the same period in 2006 and 1.5% compared with the fourth quarter 2006. Conab’s (National Supply Council) seventh survey of grain planting intentions published in April revised the 2006/07 corn crop upwards to 51.1 million tons. Final inventory for this crop is estimated at 9.5 million tons. Conab’s prognostications are for a 2006/07 Brazilian soybean crop of 58 million tons, with a crop-end inventory of 1.9 million tons. We believe corn and soybeans prices (in Brazilian currency terms) will increase 15-20% and 5-10%, respectively in 2007 over 2006 commodity prices.

CEPEA (Center for Advanced Studies in Applied Economics)  data  reveals that average milk prices for the first quarter 2007 were 12.6% higher than those for the same period in 2006.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2006 that have an impact on our liquidity.

	Payments due by period
Obligation	Total	Less than one year	From one to three years	From three to five years	Five years or more
	(in millions of reais)
Debt obligations	1,834.1	547.0	569.3	520.6	197.2
Rental and lease obligations on property and equipment	50.7	19.9	13.8	8.8	8.2
Commitments for purchase of goods and services	518.0	237.0	127.8	78.2	75.0
Put option granted to Minority Shareholders’ of Batávia	22.1	—	22.1	—	—
Other	14.2	2.1	4.3	4.3	3.5
Total	2,439.1	806.0	737.3	611.9	283.9

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

Our overall strategic direction is provided by our board of directors, which is comprised of seven members who must be shareholders. Our by-laws also provide for seven alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20% of the members of our board of directors (currently, one director) are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.

The following table sets forth information with respect to our directors and alternate directors.

Name	Position Held	Board of Director (or Alternate Director) Since	Age

Nildemar Secches	Chairman	April 12, 2007	58
Wang Wei Chang	Alternate	April 12, 2007	60
Francisco Ferreira Alexandre	Vice Chairman	April 22, 2003	44
Terumi Zukeran	Alternate	April 12, 2007	55
Jaime Hugo Patalano	Board Member	April 22, 2003	66
Levy Pinto de Castro	Alternate	April 22, 2003	70
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	46
Suzana Hanna Stiphan Jabra	Alternate	April 12, 2007	49
Manoel Cordeiro Silva Filho	Board Member	April 12, 2007	54
Maurício da Rocha Wanderley	Alternate	April 27, 2006	38
Maurício Novis Botelho	Board Member	April 12, 2007	64
Antonio Luiz Pizarro Manso	Alternate	April 12, 2007	62
Décio da Silva	Board Member	April 12, 2007	50
Gerd Edgar Baumer	Alternate	April 12, 2007	72

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors.

Nildemar Secches — Chairman of the Board of Directors and Chief Executive Officer of Perdigão, Chairman of the Board of Directors of Weg S.A and sits on the boards of Ultrapar Participações S.A. and Iochpe-Maxion. He was a director of the BNDES (Brazilian Economic and Social Development Bank), Corporate Director General for the Iochpe-Maxion Group and President of the Brazilian Association of Chicken Exporters (ABEF). He is graduate in mechanical engineering and has a postgraduate degree in Finance and has concluded a PhD course in Economics. Birth Date: 11/24/48.

Francisco Ferreira Alexandre — Vice Chairman of the Board of Directors. Engineer and Lawyer with a postgraduate degree in Economics and Personnel Management and has an MBA in Corporate Finance. He has been director of Previ- Caixa de Previdência dos Funcionários do Banco do Brasil since 2003, currently holding the position of Administrative Director. Birth  Date: 10/29/62.

Jaime Hugo Patalano — Board member. He is a graduate in Economic Sciences and Accountancy. He is a chairman of the Board of Fundação de Assistência e Previdência Social of the Brazilian Economic and Social Development Bank (BNDES) He worked as Financial and Admininstrative Director of the Brazilian Institute for Social and Economic Analysis — Ibase. Birth Date: 01/30/41.

Luis Carlos Fernandes Afonso — Board Member (Independent Member). Economist, He Has A Master’s Degree In Economics and a Postgraduate Qualification In Environmental And Economic Development. He Was Finance Secretary At The Municipal Governments Of São Paulo, Campinas And Santo André. Birth Date: 04/15/61.

Manoel Cordeiro Silva Filho — Board member. Business Manager with a postgraduate qualification in Economic Engineering and an MBA in Finance. He has exercised professional activities at Companhia Vale do Rio Doce for 32 years. He is currently Investment and Finance Director of Fundação Vale do Rio Doce de Seguridade Social-VALIA since 1999 and also Coordinator of the National Investments Committee-ABRAPP. Birth Date: 07/01/53.

Maurício Novis Botelho — Board member (Independent Member). Mechanical Engineer with a postgraduate degree in Finance and Management Science. He worked at E.B. Engenharia, Cobrel, Tenenge, Cia Bozzano Simonsen and OTL - Odebrecht. He is currently Chief Executive Officer of Embraer — Brazilian Aeronautic Company S.A.. Birth Date: 11/27/42.

Décio da Silva — Board member (Independent member). Mechanical Engineer with a postgraduate degree in Business Management. He has held the positions of production, regional and sales director at Weg companies. He is currently Chief Executive Officer of the Weg companies. Birth Date: 09/16/56.

Board of Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer, a chief financial officer, a director of investor relations and up to nine additional members, each with the designation and duties assigned by our board of directors.

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders meeting in 2009. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings, usually called by our chief executive officer.

The following table sets forth information with respect to our executive officers.

Name	Position Held	Current Position Held Since	Age

Nildemar Secches	Chief Executive Officer	January 16, 1995	58
Wang Wei Chang	Chief Financial Officer and Director of Investor Relations	June 28, 1995	60
Paulo Ernani de Oliveira	Chief Operating Officer	February 4, 2003	57
Antonio Augusto de Toni	General Officer of Perdix Business	April 26, 2007	43
Giberto Antonio Orsatto	Human Relations Officer	April 26, 2007	45
José Antonio do Prado Fay	General Officer of Perdigão Business	April 26, 2007	53
Luiz Adalberto Stabile Benicio	Technology Officer	March 28, 2005	44
Nelson Vas Hacklauer	Business Development Officer	May 31, 1995	55
Nilvo Mittanck	Supply Chain Officer	April 26, 2007	45
Ricardo Robert Athayde Menezes	Institutional Relations Officer	April 26, 2007	56
Wlademir Paravisi	General Officer of Batavo Business	April 26, 2007	47

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers.  The business address of each of our current executive officers is 760 Av. Escola Politécnica, Jaguaré, 05350-901, São Paulo, SP, Brazil.

Nildemar Secches — Chairman of the Board of Directors and Chief Executive Officer of Perdigão, Chairman of the Board of Directors of Weg S.A and sits on the boards of Ultrapar Participações S.A. and Iochpe-Maxion. He was a director of the BNDES (Brazilian Economic and Social Development Bank), Corporate Director General for the Iochpe-Maxion Group and President of the Brazilian Association of Chicken Exporters (ABEF). He is graduate in mechanical engineering and has a postgraduate degree in Finance and has concluded a PhD course in Economics. Birth Date: 11/24/48.

Wang Wei Chang — Alternate member and Chief Financial Officer of Perdigão. He is a member of the Board of Executive Officers and a Director of Abrasca (Brazilian Association of Listed Companies). He is a Board Member of IBRI (Brazilian Institute for Investor Relations) as well as being a member of the College of Voting Directors of IBEF-SP (Brazilian Institute of Financial Executives). He was Financial Controls Director for Banco Chase Manhattan N.A in Brazil; Financial Director of Chase Manhattan Bank N.A in Santiago, Chile; and a Vice President at Citibank N.A in Brazil and in Hong Kong. He is a graduate in Engineering and has a master’s degree in Industrial Engineering. Birth Date: 01/16/47.

Paulo Ernani de Oliveira — Chief Operating Officer. He was Supply Director at Perdigão where he has worked since 1989 and a member of the Fiscal Council of the Poultry Farming Association of Santa Catarina (Acav) and President of Sindicarne. He has a degree in Agronomy. Birth Date: 08/01/49.

Antonio Augusto de Toni - General Officer of Perdix Business. Foreign Trade, administrator specialized in Marketing Administration, International Administration and Corporate Finance. He also has a MBA in Agribusiness. He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A.. At Perdigão Companies he was Market Development Manager and Export Director being currently General Officer of Perdix Business. Birth Date: 12/16/63.

Giberto Antonio Orsatto - Human Relations Officer. Business Administrator post graduated in Business Management and with an MBA in Management. He works at Perdigão Companies since 1980, as Industrial and Slaughter Supervisor, Frigorific Production Manager and Associate Director. He is currently Human Relations Officer at Perdigão Companies. Birth Date: 07/06/61.

José Antonio do Prado Fay - General Officer of Perdigão Business. Mechanic Engineer, post graduated in Industrial Systems. He was engineer manager at Petrobrás, operating director at Bunge — Moinhos Riograndenses, Mid region and Consume Director at Bunge — Santista Alimentos S.A., Marketing and Commercial Director at Electrolux do Brasil and General Director at Batávia. He is currently General Officer of Perdigão Business at Perdigão Companies. Birth Date: 11/10/53.

Luiz Adalberto Stabile Benicio - Technology Officer. He has worked at Perdigão since 1986. He has a degree in Animal Sciences and a PhD in Animal Nutrition and an MBA in Business Management. Birth Date: 07/15/62.

Nelson Vas Hacklauer - Business Development Director. He has held previous positions as Financial and Investor Relations Director and Commercial Director at Perdigão. He is a Business Management graduate. Birth Date: 06/27/51.

Nilvo Mittanck - Supply Chain Officer. Mechanic Engineer with an MBA in Management. He works at Perdigão Companies since 1985, as Mechanic and Maintenance Engineer, Advisor and Industrial Engineer Manager and Associate Director. He is currently Supply Chain Officer at Perdigão Companies. Birth Date: 07/30/61.

Ricardo Robert Athayde Menezes - Institutional Relations Officer. Graduated in Communication. He was special journalist at TV Globo Ltda, Communication and Parliament Relations Manager at Cobal — Companhia Brasileira de Alimentos, Marketing Superintendent at Perdigão Agroindustrial S.A. and at Banco Espírito Santo S.A. and Consultant at the Communication/ Marketing Área at Cardápio S/C Ltda. At Perdigão Companies he was Institutional Relations Advisor and is currently Institutional Relations Officer. Birth date: 01/09/51.

Wlademir Paravisi - General Officer of Batavo Business. He has worked at Perdigão since 1978. He is a graduate in Accountancy and has an MBA in Business Management and Agribusiness. He also completed the Wharton Advanced Management Program course at the Wharton School of the University of Pennsylvania. Birth Date: 02/06/60.

We are in the process of implementing a seamless succession procedure in the Company according to the principles of good corporate governance. This plan was conceived over a long period and designed to prepare the Company and its professionals for the current transition. The process has already begun with a broad-based restructuring of company management involving the substitution of management by areas with a Business Unit model, together with the appointment of the current Chief Executive Officer to the post of Chairman of the Board of Directors, these two functions to be accumulated for a one-year term until the selection of the new appointee to the CEO position.

B.  Compensation

In 2006, the aggregate compensation paid by us to all members of the board of directors and all executive officers (17 persons) for services in all capacities was approximately R$6.3 million. In addition, we paid to all executive officers approximately R$1.6 million in 2006 as part of our profit sharing.

The amount of profit sharing paid to each executive officer in any year is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid has been related to a percentage of the net income. Starting in 2006, a new methodology will relate the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income measured against the budget established at beginning of each year. We believe this methodology provides a reasonable cap on the amount of profit sharing paid to executive officers.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In 2006, the amount paid as benefits to the executive officers totaled R$5.2 million. The aggregate total compensation paid to executive officers in 2006 (including salaries, profit sharing payments and benefits) was R$13.1 million.

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

At age 61, we cease making contributions to pension plans for executive officers and other employees.

C.  Board Practices

We have a permanent fiscal council (conselho fiscal) composed of three members and their alternates who are elected at the annual shareholders’ meeting, with terms lasting until the succeeding annual shareholders’ meeting with reelection being permitted.

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age

Vanderlei Martins	President of the Fiscal Council	March 8, 2006	53
Luis Justiniano A. Fernandes	Alternate	April 06, 2004	38
Attilio Guaspari	Member of the Fiscal Council	April 29, 2005	60
Agenor Azevedo dos Santos	Alternate	April 12, 2007	51
Ivan Mendes do Carmo	Member of the Fiscal Council	April 12, 2007	44
Décio Magno A. Stochiero	Alternate	April 12, 2007	43

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current members of the fiscal council.

Vanderlei Martins — Chairman of the Fiscal Council. He is an accountant and economics graduate and currently acts as a consultant to various companies. Birth Date: 01/30/54.

Attílio Guaspari — Member of the Fiscal Council.  He is a graduate in Engineering, with a master’s degree in Management Sciences; he is also a member of the Board of Directors of Brasil Ferrovias S.A. He was Finance Director of the Associação dos Funcionários do BNDES — AFBNDE, Rio de Janeiro. Birth Date: 10/20/46.

Ivan Mendes do Carmo - Member of the Fiscal Council. Economist, with a MBA in Finance and a Master’s degree in Economics. He was responsible for the Accounts Mechanization Division and subsequently worked as an advisor to the Finance Secretariat for the government of Distrito Federal. He is currently manager of the Asset Management Department of Fundação SISTEL de Seguridade Social. Birth Date: 03/01/63.

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

To comply with Rule 10A-3, the fiscal council must meet certain standards, including the following: (1) it must be separate from the full board of directors; (2) no executive officer may be a member; and (3) Brazilian law must set forth standards for the independence of the members. The fiscal council also must, to the extent permitted by Brazilian law, among other things: (A) be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; (B) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and (C) receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

We have modified our fiscal council to comply with the exemption requirements. Accordingly, the fiscal council operates pursuant to a charter (regimento interno) that contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the U.S. Sarbanes- Oxley Act of 2002, the pertinent regulations and the requirements of the NYSE. Because the Brazilian Corporation Law does not permit the board of directors to delegate responsibility for the appointment and removal of the external auditors and does not provide the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot fulfill these functions.

The board of directors has determined that Mr. Attilo Guaspari is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts.

At the end of the fiscal year 2006, Perdigão took one more step in the direction of consolidating its corporate governance practices by creating three advisory committees to the Board of Directors, the Ethics and Governance Committee, the Strategy and Finance Committee and the Compensation and Executive Development Committee, in addition to the Audit Committee, consisting of members of the Board as well as market professionals.

D.  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated. The information at December 2004 is not fully comparable with the information at December 31, 2005 and 2006. In June 2005, in connection with the implementation of our Perdigão Shared Services Center, we reclassified as administration employees certain employees who had worked in our commercial and production departments. In addition, the information at December 31, 2006 is not fully comparable with the information at the other dates because of the Batávia acquisition in the second quarter of 2006.

	As of December 31,
	2006	2005	2004

Administration (1)	844	660	299
Commercial	3,919	2,650	2,513
Production	34,285	32,246	28,594
Total	39,048	35,556	31,406

(1) In 2005 we considered as Administration those employees that worked in Commercial and Production Areas, due to the implementation of CSP project

All of our employees are located in Brazil, except for approximately 54 employees abroad who staff our overseas sales offices.

We do not employ a material number of temporary employees. However, during the Christmas holiday season, we contract a company that furnishes sales representatives to us to assist in holiday sales.

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

We maintain a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan”. The principal components are (1) the PROHAB—Perdigão Housing Program, which provides home construction financing through an independent credit source, (2) the private Perdigão pension plan, which provides supplementary retirement and death benefits for employees under a defined contribution plan, with 18,926 participants at December, 2006 and (3) a credit cooperative. During 2006, we spent R$107.1 million on programs for food supplies, health insurance, transportation, housing, education, child care and benefits to retired employees. This amount is 24.8% higher than the amount spent in 2005. We also encourage the practice of sports and leisure activities at sports, recreation clubs and fitness centers located at our facilities.

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

E. Share Ownership

As of May 31, 2007 the Board of Directors and Executive Officers individually and in the aggregate owned less than one percent of our shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

On May 2007, we had outstanding 165,526,667 common shares (excluding 430,485 common shares held in treasury), without par value.

Major Shareholders

The following table sets forth certain information as of May 31, 2007, with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) the total amount of our common shares owned by our directors and executive officers as a group.

	Common Shares
	Number	%
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil*	26,017,780	15.68
Fundação Telebrás de Seguridade Social – SISTEL*	8,503,832	5.12
PETROS – Fundação Petrobras de Seguridade Social*	19,795,959	11.93
Fundação de Assistência e Previdência Social do BNDES – FAPES*	6,122,652	3.69
Weg Participações e Serviços S.A.	8,497,135	5.12
VALIA – Fundação Vale do Rio Doce*	6,874,101	4.14
Real Grandeza Fundação de Assistência e Previdência Social*	4,738,407	2.86
Fundo Inv. em Tit. e V. M. Librium	3,711,510	2.24
PREVI – BANERJ - Caixa de Previdência dos Funcionários do Banerj*	1,997,595	1.20
All directors and executive officers as a group, including the board of directors (11 persons)	132,866	0.08

*             The Pension Funds are controlled by participating employees of the respective companies and they take part in the Voting Agreement.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2003, except as described below. In 2003, TELOS, a pension fund, sold its total participation of 0.82% of our common shares, which were subject to the shareholders’ agreement, to FAPES and then sold its remaining participation of 1.75% of our preferred shares on the São Paulo Stock Exchange.

In addition, in June 2006, our former shareholder Weg S.A. reduced its capital and paid its shareholders in kind for such reduction with common shares of our company. As a result, Weg Participações e Serviços S.A. became our shareholder and now holds 5.12% of our common shares, and PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil received an additional 0.36% of our common shares in connection with that transaction, increasing its percentage ownership of our company to 15.68%. Members of our board of directors and board of executive officers who were also shareholders of Weg S.A. also received common shares of our company.

Shareholders’ Voting Agreement

The Pension Funds currently are parties to a shareholders’ voting agreement, dated March 6, 2006, which provides for the exercise of the voting rights of these shareholders with respect to (1) the election of the members of our board of directors, board of executive officers and fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

These shareholders agreed to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The decision will be taken by the majority of the shareholders, except in relation to the (1) election of the members of our board of directors, where each shareholder is entitled to indicate one member, with the exception of PREVI—BANERJ; and (2) election of the members of the fiscal council, where PREVI—BANERJ is entitled to indicate one member.

The shareholders’ voting agreement, effective April 12, 2006, is valid for five years from that date or until the participation of the Pension Funds is less than 20%. The Pension Funds are free to transfer and encumber their shares, in whole or in part, without seeking the remaining shareholders’ approval. The shares transferred to unrelated third parties will automatically no longer be bound by the shareholders’ voting agreement. Shares acquired by the Pension Funds after the date of the agreement are also not bound by the agreement.

On May 25, 2006, we entered into a shareholders’ agreement, valid for 30 years, with Batávia’s other shareholders (Cooperativa CLPL and Cooperativa Central Agromilk), which provides for, among other things, (1) preemptive rights to subscribe for shares in capital increases, (2) preemptive rights to acquire the shares if one of the shareholders intends to sell part or all of its stake to third parties; (3) tag-along rights, which require that a purchaser of a controlling stake agree to purchase the shares of the remaining shareholders for the same price and under the same conditions; and (4) non-competition among the parties. Under the shareholders’ agreement, we have the right to appoint four of the seven members of Batávia’s board of directors, and the minority shareholders have the right to appoint up to three members to the board of directors, depending on the number of shares they hold in Batávia’s share capital. The agreement stipulates that the following matters, among others, are subject to the approval of shareholders holding at least 75% of Batávia’s common shares: (1) change in its corporate purpose; (2) change in its share capital structure and dividend policy; (3) any merger or acquisition; (4) any license of the Batavo brand; and (5) disposals of assets. Each minority shareholder or any of their associated cooperatives has the option to put its shares to us during the two years following our acquisition of a controlling stake in Batávia. If exercised by any minority shareholder or any of their associated cooperatives, the put option must be exercised with respect to a minimum percentage of the shares of Batávia directly or indirectly held by it. The holder of the option may elect to receive this amount in cash or in newly issued common shares of our company. Assuming that all of the holders of the option decide to fully exercise their right to exchange, the exercise of this option would lead to the issuance of additional common shares, which would represent less than 3% of our total common shares after the global offering.

B.  Related Party Transactions

Not applicable.

C.                Interests of experts and counsel.

Not applicable.

Item 8.   Financial Information

A.                Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of the Company is comprised of Common Shares. As of May 31, 2007, 165,957,152 Common Shares were issued by the Company.

Legal Proceedings

We and our subsidiaries are parties to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as remote, possible or probable. We record reserves in our financial statements in connection with these proceedings as determined by our management on the basis of legal advice. If we believe there are probable losses, we record the full amount of the provision. If we believe there are possible losses, we may record a certain percentage of the provision as determined by management based on legal advice and depending on management’s ability to estimate the value of the possible loss. We do not record reserves if we believe the probability of loss is remote. We may, however, also incur losses in proceedings for which we had previously classified our risk of loss as only possible or remote.

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities in the aggregate amount of R$500.0 million, for which we have established provisions in an aggregate amount of R$94.9 million at December 31, 2006, compared to R$112.9 million at December 31, 2005 and R$92.5 million at December 31, 2004. Of the proceedings for which we have recorded reserves, the primary proceedings are the following:

•                  We recorded a charge in 1994 for the cost of monetary restatement when the Brazilian currency was changed from the cruzeiro real to the real. We believe this charge was deductible for tax purposes because it related to an inflationary loss during that period. However, the Brazilian income tax legislation does not explicitly provide for this deduction, and the Brazilian Federal Supreme Court has previously taken a position favorable to the tax authorities on this issue. As a result, based on the advice of our counsel, we have established reserves in the amount of R$3.1 million at December 31, 2006 relating to this proceeding. We believe that losses are probable.

•                  We have challenged (1) a prohibition on fully deducting income tax losses and (2) the calculation base of the social contribution on profits (Contribuiça˜o Social sobre o Lucro Líquido), or “CSLL”, claims which amount to R$54.2 million. The Brazilian Superior Court of Justice has taken a position favorable to the tax authorities, and the Brazilian Federal Supreme Court is currently reviewing this matter with a majority of its members having already taken a position favorable to the tax authorities. We believe that losses in connection with these proceedings are probable and that losses related to related proceedings, such as miscalculations made by tax authorities and unlawful fines, are remote. We have established reserves in the amount of R$28.9 million at December 31, 2006 relating to this proceeding.

•                  We have challenged the increases in the rates and calculation base of the PIS and COFINS taxes. As we did not pay the extra tax arguably owed, we have established reserves in the amount of R$17.6 million at December 31, 2006 relating to this provision. At June 30, 2006, a portion of this reserve (R$15.6 million) related to the challenge to the calculation base of the PIS and COFINS taxes has already been reverted based on a favorable decision granted to the company by the Brazilian Federal Supreme Court. The remainder of this reserve relates to an increase to 3% from 2% in the rate of the taxes. The Brazilian Federal Supreme Court has reviewed this issue and taken a position favorable to the tax authorities, and we believe that losses are possible.

•                  We have challenged the payment of certain ICMS taxes in connection with our use of tax credits relating to sales of our products in the total amount of approximately R$62.4 million, for which we have not established reserves. The Brazilian Supreme Court has not reached a final decision on this matter, and we believe losses are remote.

•                  We have challenged the payment of certain ICMS taxes in connection with our use of tax credits relating to consumer materials, for which we are fully reserved. We have also challenged the payment of certain Brazilian Services for the Support of Small and Micro-Enterprise (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas), or “SEBRAE”, social contributions, which matter the Brazilian Federal Supreme Court has already reviewed and has taken a position favorable to the tax authorities. We have in addition challenged the payment of certain Funrural social contribution taxes that are allegedly owed with respect to the sale and production of day-old chicks by our integrated outgrowers. We have established reserves in the amount of R$26.3 million at December 31, 2006 relating to these proceedings, and we believe that losses are possible.

•                  The tax authorities of the State of Sa˜o Paulo recently assessed our company for payment of additional ICMS on products originated from states in which ICMS tax subsidies are granted by the state government in the total amount of approximately R$26.8 million. This has been a recent and widespread issue affecting several producers that have facilities that enjoy tax incentives in certain states and sell their products in the State of São Paulo, such as one of our Gioás facilities. The São Paulo tax authorities generally request that the amount subsidized be paid. It is not possible at this time to assure that no further assessments will be made and whether this will be a continuing trend. We have not established reserves in respect of this matter, and we believe that losses are possible.

•                  We have challenged the payment of the CPMF tax on our export sales. Higher courts have not yet decided on this matter, and we believe that losses are possible. We have established reserves of R$18.5 million at December 31, 2006 relating to this proceeding.

Labor Proceedings

We were engaged in 1,609 labor proceedings representing total claims of R$404.3 million at December 31, 2006, compared to R$219.8 million at December 31, 2005 and R$157.4 million at December 31, 2004. These cases relate to, among other things, overtime and salary inflation adjustments for periods prior to the introduction of the real, illnesses allegedly contracted at work and work-related injuries. None of these cases is individually material. Based on our past experience and the advice of counsel, we have established reserves in the amount of R$27.6 million at December 31, 2006, which we believe are sufficient to cover probable losses.

Civil Proceedings

We were engaged in 782 civil proceedings representing total claims of R$104.2 million at December 31, 2006, compared to R$73.1 million at December 31, 2005 and R$65.5 million at December 31, 2004. These cases relate to, among other things, traffic accidents, property damage and physical injuries. The largest individual case is a claim for R$25.4 million relating to a contractual claim for which we believe the probability of loss is remote. Based on the advice of counsel, we have established reserves in the amount of R$4.6 million at December 31, 2006 for losses that we consider probable.

We are also involved in a legal proceeding in which a third party claims approximately R$12.8 million, plus accrued interest, in connection with an alleged contractual breach relating to that party’s investment in a company that used to be controlled by one of our affiliates. We believe there are possible losses, but we do not expect to incur significant losses in connection with this matter. We have not established any reserves in respect of this matter.

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2002 on a per share basis in reais. The amounts give effect to the three-for-one share split that became effective on April 12, 2006. After the share reclassification that became effective on April 12, 2006, we no longer have authorized or outstanding preferred shares.

Year	Description	First Payment Date	Nominal Currency Brazilian per Share	U.S.$ Equivalent per Share at Payment Date

2002	Interest on shareholders’ equity	August 30, 2002	0.04	0.01
2003	Interest on shareholders’ equity	February 27, 2004	0.27	0.09
2004	Interest on shareholders’ equity	August 31, 2004	0.37	0.13
2004	Interest on shareholders’ equity	February 28, 2005	0.19	0.08
2004	Dividends	February 28, 2005	0.09	0.04
2005	Interest on shareholders’ equity	August 31, 2005	0.35	0.15
2005	Interest on shareholders’ equity	February 24, 2006	0.36	0.17
2005	Dividends	February 24, 2006	0.10	0.05
2006	Interest on shareholders’ equity	February 27, 2007	0.19	0.09
2006	Dividends	February 27, 2007	0.02	0.01

The following table sets forth total dividends paid by share class:

	Dividends on Common Shares	Dividends on Preferred Shares	Total Dividends
	(in millions of reais)
2002	1.9	3.5	5.4
2003	12.5	23.5	36.0
2004	30.7	58.0	88.7
2005	37.5	70.8	108.3
2006	35.2	—	35.2

Amounts Available for Distribution

The section of this form entitled “Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law. See “Description of Share Capital—Allocation of Net Profits”, “—Reserve Accounts” and “—Payment of Dividends and Interest on Shareholders’ Equity”.

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

Reserve Accounts

The financial statements of corporations incorporated under Brazilian law include two principal reserve accounts: profit reserves and capital reserves. Except for the legal reserve, allocations to any reserve are subject to the approval of our shareholders at our annual shareholders’ meetings.

Profit Reserves. Under the Brazilian Corporation Law, our profit reserves account is comprised of the legal reserve, unrealized profits reserve, contingency reserve, by-law reserves and retained earnings reserve. Allocations to each of these reserves (other than the legal reserve) are subject to approval by our shareholders at our annual shareholders’ meeting.

Legal Reserve. Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution.

Unrealized Profit Reserve. Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceed the sum of (1) the portion of our net income, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent years.

Contingency Reserve. Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs.

By-law Reserves. Under the Brazilian Corporation Law, any corporation may provide in its by-laws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our by-laws provide for two by-law reserves:

•                       Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital.

•                       Expansion reserves. Under our by-laws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capial. This reserve is intended to minimize the effects of a decrease in our working capital.

Retained Earnings Reserves. Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget.

Capital Reserves. Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. Now that we have joined the Novo Mercado, we are not allowed to issue founders’ shares. In addition, in the case of companies listed in the Novo Mercado, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares.

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

Payment of Dividends and Interest On Shareholders’ Equity

The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity. Consistent with the Brazilian Corporation Law, our by-laws provide that an amount equal to 25% of our net profits, adjusted as described in “—Allocation of Net Profits” above, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.

While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.

By decision of our board of directors, the mandatory dividends may be made in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution.

We may pay the mandatory distributable amount as dividends or as interest on shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations. There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Risk Factors — Risks Relating to Brazil — Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares and the ADSs”.

Dividends.

We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our by-laws do not require that we index the amount of any dividend payment to inflation.

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on realized profits reflected in semi-annual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

Interest on Shareholders’ Equity.

Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Any payment of interest on shareholders’ equity to holders of common shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Taxation—Brazilian Tax Considerations—Income Tax—Interest on Shareholders’ Equity”. Under our bylaws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.

There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares and the ADSs”

Prescription.

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

Each ADSs currently represent two common shares after giving effect to the share reclassification and related share split.  On October 20, 2000, ADSs representing our preferred shares began trading on the NYSE. On May 31, 2007, there were 2,157,838 ADSs outstanding, representing 4,315,676 common shares, or 2.6% of our total capital (common shares).  At May 31, 2007, we had approximately 15,000 shareholders, including 186 U.S. resident holders of our common shares (including The Bank of New York, as depositary). At May 31, 2007, there were 165,957,152 common shares (including common shares represented by ADSs and 430,485 treasury shares) after the split that became effective on April 12, 2006.

Price History of Our Common Shares and Preferred Shares and the ADSs

The tables below set forth the high and low closing sales prices for our common shares and preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADSs on the NYSE for the periods indicated.  The sales prices for our common shares and preferred shares, and the ADSs, have been adjusted to give effect to the three-for-one share split that became effective on April 12, 2006, including 430,485 treasury shares.

	São Paulo Stock Exchange								New York Stock Exchange
	Reais per Common Share				Reais per Preferred Share				U.S. dollars per ADS
	High		Low		High		Low		High		Low

2002	R$	5.00	R$	4.94	R$	5.60	R$	3.31	U.S.$	4.77	U.S.$	1.68
2003	7.00		5.33		8.23		3.12		5.78		1.74
2004	15.33		7.00		19.40		7.87		14.73		5.12
2005	22.30		15.33		26.83		14.22		24.00		11.39
2006	32.33		18.38		32.33		20.10		28.60		15.20

	São Paulo Stock Exchange				New York Stock Exchange
	Reais Per Common Share		Reais Per Preferred Share(1)		U.S. dollars per ADS
	High	Low	High	Low	High	Low

2005
First Quarter	17.19	15.34	19.87	17.17	15.68	12.64
Second Quarter	16.67	15.33	18.47	14.22	15.70	11.39
Third Quarter	21.57	16.67	25.86	17.60	23.25	14.83
Fourth Quarter	22.30	20.33	26.83	19.30	24.00	17.10

2006
First Quarter	30.00	22.67	32.67	20.10	28.60	19.45
Second Quarter	25.83	18.38	25.00	22.67	24.00	15.20
Third Quarter	28.40	20.31	—	—	26.06	18.60
Fourth Quarter	29.98	23.10	—	—	28.00	21.30

2007
First Quarter	30.20	24.51	—	—	28.02	22.88

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per Common Share		U.S. dollars per ADS
	High	Low	High	Low

December 2006	29.98	25.30	28.00	23.27
January 2007	30.20	26.13	27.69	24.30
February 2007	27.40	25.55	26.73	23.60
March 2007	28.68	24.51	28.02	22.88
April 2007	31.40	26.68	30.81	26.06
May 2007	34.69	31.40	36.00	31.00

Source: Bloomberg

(1) There are no values for this  share after its conversion into common shares, on April 12, 2006.

On May 31, 2007, the closing sales price of:

•                  our common shares on the São Paulo Stock Exchange was R$  34.69  per share;

•                  the ADSs on the NYSE was U.S.$  36.00 per ADS.

B.       Plan of distribution

Not applicable.

Markets

Trading on the São Paulo Stock Exchange

The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has open outcry trading sessions, from 10:00 a.m. to 5:00 p.m or from 11:00 a.m. to 6:00 p.m. during  Brazilian summer time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:45 p.m. to 7:00 p.m. or from 6:45 p.m. to 7:45 p.m during Brazilian summer time. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA.

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidaçao e Custodia), or “CBLC”, which is the São Paulo Stock Exchange’s securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

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

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the CMN. Resolution No. 2,689 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. For more information, see “Description of Share Capital—Regulation of Foreign Investment”.

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

In April 2006, we entered into a listing agreement with the São Paulo Stock Exchange, under which we agreed to comply with stricter corporate governance and disclosure requirements established by the São Paulo Stock Exchange in order to qualify as a company admitted to the Novo Mercado.

When we became a company within the Novo Mercado, we agreed, among other things, to:

•                  maintain a share capital structure composed exclusively of common shares;

•                  ensure that shares representing 25% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders;

•                  adopt offering procedures that favor widespread ownership of shares whenever making a public offering;

•                  comply with minimum quarterly disclosure standards;

•                  follow stricter disclosure policies with respect to transactions involving our securities made by any controlling shareholders and our directors and executive officers;

•                  make a schedule of corporate events available to our shareholders;

•                  offer tag-along rights to minority shareholders (meaning that, upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of minority shareholders for the same price paid for the shares in the controlling stake);

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

•                  require that at least 20% of our board of directors consist of independent directors; and

•                  submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies and disputes involving our company, members of our board of directors, board of executive officers, fiscal council or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and regulations, our bylaws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

All members of our board of directors, our board of executive officers and our fiscal council signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

ITEM 10. Additional information

A.                        Share capital

Not applicable.

B.                        Memorandum and articles of association.

See the Company’s By-laws (in English translation) filed herewith as Exhibit 1.01.

Main Practices of Corporate Governance

Code of Ethics

We have adopted a code of ethics that applies to our officers and employees. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2006 no such amendment was made or waiver granted.

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website. We have also voluntarily adhered to the Novo Mercado (New Market) listing standards of the Sao Paulo Stock Exchange (BOVESPA) on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us.

Under the NYSE Corporate Governance Rules, we are required to disclose any significant differences in our corporate governance practices from those required to be followed by U.S. companies under the NYSE listing standard. We have summarized these significant differences below.

We are permitted to follow practice in Brazil in lieu of the provisions of the NYSE Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules, or avail ourselves of an appropriate exemption. As a foreign private issuer, we have modified our fiscal council in order to avail ourselves of an exemption from the listing standards for audit committees. See “—Fiscal Council”. In addition, our chief executive officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Corporate Governance Rules.

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

Nominating/Corporate Governance Committee

Under NYSE Rule 303A.04, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under

Brazilian law. Directors are recommended for our board of directors in a manner consistent with the shareholders’ voting agreement which is described under “Major Shareholders”.

Compensation Committee

Under NYSE Rule 303A.05, each U.S. listed company must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Brazilian practice. Our board of directors is directly responsible for employee and executive compensation and recruitment, incentive compensation and related matters.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to our other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “—Fiscal Council”.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equitycompensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors has authorized the establishment of a share option plan that is intended to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in the company. No plan has yet been established, however, and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be. Any such plan, if established, would require approval of our shareholders.

Corporate Governance Guidelines

Under NYSE Rule 303A.09, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São  Paulo Stock Exchange, which requires adherence to the corporate governance standards described under “Market Information—São  Paulo Stock Exchange Corporate Governance Standards”. In addition, we have adopted a written policy on trading of securities and disclosure matters.

Code of Business Conduct and Ethics

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar recommendation under Brazilian law and we have adopted a Code of Ethics that applies to our officers and employees. Further information concerning our corporate governance practices and applicable Brazilian law is available on our website. Information on our website is not incorporated by reference in this form.

We have also voluntarily adhered to the Novo Mercado listing standards of the São  Paulo Stock Exchange on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us. For more information concerning these standards, see our website www.perdigao.com.br/ri/eng.

Description of Share Capital

Set forth below is a summary of the material terms of our common shares, including related provisions of our by-laws, the Brazilian Corporation Law and the rules and regulations of the CVM regarding management, reporting and disclosure requirements, and other corporate matters. This description does not purport to be complete and is qualified by reference to our by-laws, the Brazilian Corporation Law, the rules and regulations of the CVM and the rules of the Novo Mercado.

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in the city of São  Paulo, State of São  Paulo. We are duly registered with Junta Comercial do Estado de São  Paulo under the number NIRE 35.300.326.237 and with the CVM under No. 01629-2.

We increased our share capital in April 2005 through a incorporation of certain reserves, without the issue of new shares, from R$490,000,000.00 to R$800,000,000.00. As a result, our share capital was R$800,000,000.00 at December 31, 2005.

At a meeting held on February 17, 2006, our board of directors approved convening an annual meeting of our shareholders that took place on March 8, 2006 to authorize, among other things, the following matters: (1) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares; (2) a related three-for-one share split of our share capital; (3) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by our company to the Novo Mercado; and (4) changes to our by-laws. There was also a special meeting of holders of our preferred shares on March 8, 2006 that approved the conversion of our preferred shares into common shares.

Except as described above, there has been no change in the voting rights of our shares, and there has been no other change in our share capital since January 1, 2003.

As a result of the above authorizations, we entered into a Novo Mercado listing agreement with the São  Paulo Stock Exchange. Through this agreement, which became effective on April 12, 2006, we were obligated to adhere to stricter requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of this date, our shares commenced trading on the Novo Mercado segment of the São  Paulo Stock Exchange. Our new by-laws also entered into effect at this time.

At the end of 2006, Perdigão successfully concluded a primary offering of shares with the issue of 32 million new shares at a price of  R$25,00 per share, the ratification and credit of which took place on November 1, 2006. The issue was responsible for raising R$800 million and will ensure the necessary conditions for the Company to maintain its accelerated rate of growth of the past decade. The resources are being allocated to the expasion of the meat business (poultry, pork and beef), to the dairy-processed products line and new product lines such as margarine. The capital stock on November 1, 2006 was increased in R$ 800 million from R$800,000,000.00 to R$1,600,000,000.00.

Description of capital stock

As a result of the share reclassification and related share split, our capital stock is R$1,600,000,000.00, fully subscribed and divided into 165,957,152 common shares. At May 31, 2007, we had 430,485 treasury shares, which were acquired in previous fiscal years with funds from income reserves, at an average cost of R$5.68 per share. According to our by-laws, our authorized share capital is 180,000,000 common shares, which may be increased up to that number without an amendment to our by-laws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders. Under the Novo Mercado listing agreement we entered into with the São  Paulo Stock Exchange, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

Corporate purpose

Article 3 of our by-laws provides that our corporate purpose consists of:

•             the processing and sale of foods in general, principally those derived from animal protein and those that use a refrigerated supply chain for distribution;

•             the processing and sale of animal feed and nutrients for animals;

•             the provision of food services in general;

•             the processing, refinement and sale of vegetable oils;

•             the exploration, conservation, storage and sale of grains, their derivatives and by products;

•             reforestation activities and other activities involving the extraction, processing and sale of wood;

•             the wholesale and resale of consumer and manufactured goods, including the sale of equipment and vehicles used in logistical activities;

•             the export and import of manufactured and consumer goods;

•             participation in other companies, which may increase our ability to attain our other purposes; and

•             participating in projects that are necessary for the operation of the business of our company.

The Brazilian Corporation Law forbids us to engage in any business practices inconsistent with our central corporate purpose and core business, including the granting of pledges, collateral, endorsement or any guarantees not related to our central corporate purpose or contrary to our by-laws, except for those practices already engaged in, and any such practices will be null and void.

Rights of common shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our by-laws and our Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our by-laws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “—Payment of Dividends and Interest Attributable to Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian Corporation Law. See “—Preemptive Rights”.

According to the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•                       the right to participate in the distribution of profits;

•                       the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

•                       preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under ‘‘—Preemptive rights”;

•                       the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

•                       the right to withdraw from our company in the cases specified in the Brazilian Corporation Law, which are described under “—Withdrawal Rights”.

Meeting of Shareholders

 Under the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within 120 days of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting. The election of our directors typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at an extraordinary shareholders’ meeting. Members of the fiscal council (conselho fiscal), if the requisite number of shareholders requests its establishment, may be elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Under our by-laws and the Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:

•                  amendment of our by-laws;

•                  election and dismissal, at any time, of the members of our board of directors and fiscal council and approval of their aggregate compensation;

•                  approval of management accounts and our audited financial statements;

•                  granting stock awards and approval of stock splits or reverse stock splits;

•                  approval of stock option plans for our management and employees, as well as stock option plans for companies directly or indirectly controlled by us;

•                  authorization of the issuance of debentures, except as established in paragraph 1 of Article 59 of the Brazilian Corporation Law;

•                  suspension of the rights of a shareholder;

•                  approval, in accordance with the proposal submitted by our board of directors, of the distribution of our profits and payment of dividends;

•                  acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for issuance of shares of our share capital;

•                  approval of our transformation, merger, consolidation, spin-off or any dissolution or liquidation, and the appointment and dismissal of a liquidator and review of the reports prepared by the liquidator and by the fiscal council acting during our liquidation;

•                  election of the liquidator, as well as the members of our fiscal council, which shall be installed in the event of our liquidation if it does not already exist at the time;

•                  authorization to delist from the Novo Mercado and to become a private company, as well as to retain a specialized firm to prepare a valuation report with respect to the value of our shares in such circumstances; and

•                  authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are convened to amend our by-laws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding share capital entitled to vote on the first call and any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and blank votes are not counted as shares present in person or represented by proxy. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

•                       reduce the percentage of mandatory dividends;

•                       change our corporate purpose;

•                       consolidate with or merge our company into another company;

•                       spin off assets of our company;

•                       approve our participation in a centralized group of companies;

•                       apply for cancellation of any voluntary liquidation;

•                       approve our dissolution; and

•                       approve the merger of all of our shares into another Brazilian company.

A quorum smaller than the quorum established by the Brazilian Corporation Law may be authorized by the CVM for a public company with widely traded and held shares that has had at least half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Elimination of or amendment to limit shareholders’ rights under Article 37 of our by-laws, which requires any shareholder who becomes the holder of 20% or more of our total capital stock to effect a public tender offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting. The shareholders who approve such elimination or amendment must launch a public tender offer in accordance with the rules established by Article 37 of our by-laws.

Notice of our shareholders’ meetings

Under the Brazilian Corporation Law, notice of each of our shareholders’ meetings must be published at least three times in the Diário Oficial de São Paulo, the official newspaper of the state of São Paulo, and in another widely circulated newspaper in the same state, which is currently a newspaper specializing in business matters called Valor Econômico. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, a summary of the proposed amendment. The first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on second call. However, pursuant to our by-laws, the shareholders’ meeting to approve our delisting from the Novo Mercado or a going private transaction must be called not less than 30 days prior to the meeting. In certain other circumstances, the CVM may require that the first notice be published not later than 30 days prior to the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM can become familiar with and analyze the proposals to be submitted at the meeting and, if applicable, inform the company, up to the end of the suspension period, the reasons why it believes that a proposed resolution violates legal or regulatory provisions.

Location of our shareholders’ meetings

Our shareholders’ meetings take place at our head offices in the City of São Paulo, State of São Paulo. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the City of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur.

 Who may call our shareholders’ meetings

Our board of directors may call shareholders’ meetings. Shareholders’ meetings also may be called by:

•             any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and our by-laws;

•             shareholders holding at least 5% of our shares, if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the reasons for calling such a meeting and the proposed agenda;

•             shareholders holding at least 5% of our shares if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting to approve the creation of a fiscal council;

•             our fiscal council, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our by-laws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed; and

•             the chairman of our board of directors, within two days of a determination by the São Paulo Stock Exchange that the prices of our common shares must be quoted separately from other Novo Mercado securities or following the suspension of trading of our shares on the Novo Mercado, in each case, due to our non-compliance with the Novo Mercado regulations. All members of our board of directors must be replaced at such shareholders’ meeting. If the chairman of the board of directors fails to call such shareholders’ meeting within the prescribed time limit, any shareholder of our company may do so.

Conditions of admission

Our shareholders may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy must be either a shareholder, a corporate officer, a lawyer or, in the case of a publicly traded company, such as our company, a financial institution. An investment fund shareholder must be represented by its investment fund officer or a proxy.

Pursuant to our by-laws, shareholders attending a shareholders’ meeting must deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares.

Shareholders who do not submit proof of their status as shareholders or who cannot provide the power of attorney (if the shareholder is represented by a third party) within at least five days prior to the shareholders’ meeting may be prevented from attending a shareholders’ meeting, to the extent there is no legal restriction of this provision of our by-laws. Any disputes relating to this provision of our by-laws may be submitted to arbitration conducted in accordance with the Novo Mercado rules.

Allocation of Net Income and Distribution of Dividends

Calculation of distributable amount

At each annual shareholders’ meeting, our board of executive officers and our board of directors are required to recommend how to allocate our net profits, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

The Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. Our board of directors’ and board of executive officers’ participation in our net profits, when allocated, can be in an amount approved at the shareholders’ meeting up to 10% of our net profits in such fiscal year.

Our by-laws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

Reserves Account — See Item 8 — Financial Information;

Payment of dividends and interest on shareholders’ equity

The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity. Consistent with the Brazilian Corporation Law, our by-laws provide that an amount equal to 25% of our net profits, adjusted as described in “—Allocation of Net Income” above, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.

While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.

By decision of our board of directors, the mandatory dividends may be made in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution.

Dividends.

We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our by-laws do not require that we index the amount of any dividend payment to inflation.

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on realized profits reflected in semi-annual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

Interest on shareholder’s equity.

Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Any payment of interest on shareholders’ equity to holders of common shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Taxation—Brazilian Tax Considerations—Income Tax—Interest on Shareholders’ Equity”. Under our bylaws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.

There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares and the ADSs”.

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

Withdrawal Rights and Redemption

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders at a shareholders’ meeting have withdrawal rights. Under the Brazilian Corporation Law, a shareholder’s withdrawal rights may be exercised in the following circumstances, among others:

•             spin-off (as described below);

•             reduction in our mandatory dividends;

•             change in our corporate purpose;

•             consolidation with or merger into another company;

•             merger of shares involving our company;

•             participation in a group of companies (as defined in the Brazilian Corporation Law); or

•             the acquisition by our company of the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law.

However, under the Brazilian Corporation Law, a spin-off will not trigger withdrawal rights unless, as a result:

•                  there is a change in our corporate purpose, except to the extent that the principal business purpose of the entity to which the spun-off assets and liabilities were transferred is consistent with our business purpose;

•                  there is a reduction in our mandatory dividend; or

•                  we are made part of a centralized group of companies, as defined in the Brazilian Corporation Law.

In cases where we:

•                  merge into or consolidate with another company;

•                  participate in a group of companies (as defined in the Brazilian Corporation Law);

•                  participate in a merger of shares; or

•                  acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law, our shareholders will not be given withdrawal rights if our shares: (1) are “liquid”, which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for ten days after the expiration of this period if we determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.

Redemption

Under the Brazilian Corporation Law, we may redeem our shares by a decision taken in an extraordinary shareholders’ meeting by shareholders representing at least 50% of our share capital.

Registration of Our Shares

Our shares are held in book-entry form with Banco Itaú. Transfer of our shares is carried out by means of an entry by Banco Itaú in its registries, debiting the account of the seller and crediting the account of the buyer, with the presentation of a written order from the transferor or a judicial authorization or order to effect such transfers.

Preemptive Rights

Except as described below, each of our shareholders has a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to its shareholding at such time, but the conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of the exercise of options are not subject to preemptive rights.

A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures or warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of the Brazilian Corporation Law and our by-laws, our board of directors may reduce or exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company. In accordance with our by-laws, preemptive rights are not being extended to shareholders in connection with this offering.

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

Board of directors

According to our by-laws, our board of directors consists of seven members and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. The Brazilian Corporation Law requires each director to hold at least one of our shares. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.

Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules.

Pursuant to our by-laws, a shareholder who intends to nominate one or more members of our board of directors, other than the current members of the board of directors, must notify us in writing at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange and (2) through a press release to our shareholders, within not less than three days after receipt of such notification, considering only the days the newspapers generally used by us are published.

Pursuant to our by-laws, shareholders who fail to provide notice of their intention of appointing members to our board of directors may be deprived from appointing these members at the shareholders’ meeting. We believe that this provision is valid and enforceable as it provides other shareholders with the opportunity to learn about the candidates and prepare themselves and, if they so desire, to attend and vote at the respective shareholders meeting. In case of any dispute arising from efforts to appoint members that were not previously notified under the terms required by our by-laws, such dispute may be submitted to arbitration in accordance with the rules of Novo Mercado.

The Brazilian Corporation Law sets forth that a multiple vote system must be made available upon request of shareholders representing at least 10% of our voting share capital. The multiple vote system entitles each shareholder to as many votes as there are members of the board of directors for each share it holds. Further, shareholders have the right to allocate their votes to one candidate or several. Under CVM Instruction 282, the minimum percentage of voting capital required for the adoption of the multiple vote system by a publicly held company may be reduced based on its share capital, varying from 5% to 10%. In our case, considering the amount of our share capital, shareholders representing 5% of the voting capital may request the adoption of the multiple vote system to elect the members of our board of directors. If there is no request for the adoption of the multiple vote system, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that any minority shareholders that, individually or collectively, hold at least 10% of the common shares have the right to select one director and his or her alternate. The members of our board of directors are elected at our annual shareholders’ meetings for two-year terms.

Under our by-laws, if multiple voting is not requested, the members of our board of directors may decide, by a majority of the members present, to propose a complete list of candidates to replace vacancies. In the event multiple voting is requested, each candidate from the list proposed by the board of directors will be considered one candidate for the board of directors.

Pursuant to our by-laws, if a shareholder requests the adoption of the multiple vote system, as provided by paragraph 1 of Section 141 of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange, and (2) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days the newspapers generally used by us are published.

Fiscal Council

Under the Brazilian Corporation Law, the fiscal council is an outside auditing body independent of the company’s management. Its main responsibility is to inspect the actions of the management and audit our financial statements, reporting its observations to the shareholders.

We have a permanent fiscal council composed of three members and an equal number of alternates. Under the Novo Mercado rules, the members of the fiscal council must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado Listing Regulations and Arbitration Regulations of the Capital Market Arbitration Chamber.

Members of the fiscal council may not be members of the board of directors, officers or an employee of a controlled company or a company from the same group, nor may they be the spouse or relative of any of our officers. The Brazilian Corporation Law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10% of the average remuneration paid to directors, excluding other benefits. At least one of the members of our fiscal council must have a background in accounting, auditing and finance, which qualifies him or her as a financial expert. According to our by-laws, a member of the fiscal council shall not act as a member of more than two other corporate bodies, such as the board of directors, fiscal council or audit committee.

Restrictions on certain transactions outside our corporate purposes

Our by-laws prohibit us from granting financing or guarantees to third parties in transactions outside the ordinary course of our business.

Transactions with related parties

Our by-laws contain a specific provision limiting the right of a director to vote on a proposal, arrangement or contract in which the director has an interest that conflicts with our interests. In addition, the Brazilian Corporation Law prohibits a director or officer from:

•                  performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

•                  by virtue of the director’s or officer’s position, receiving any type of direct or indirect personal advantage from third parties without authorization in our by-laws or from a shareholders’ meeting;

•                  borrowing money or property from us or using our property, services or credits for the director’s or officer’s own benefit, for the benefit of a company in which the director or officer has an interest or of a third party, without the prior approval at a shareholders’ meeting or of our board of directors;

•                  taking part in any corporate transaction in which the director or officer has an interest that conflicts with our interests, or in the decisions made by other directors or officers on the matter;

•                  using, for its own benefit or for the benefit of third parties, commercial opportunities made known to it as a result of its participation in our management;

•                  failing to exercise or protect our rights or, for the purposes of obtaining benefits for itself or third parties, failing to take advantage of business opportunities for us; and purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities.

Restrictions on certain transactions by controlling shareholders, directors, officers and members of our fiscal council and others executives

We are subject to the rules of CVM Instruction 358, of January 3, 2002, relating to the trading of our securities. We, the members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body, any current or future controlling shareholders or whomever, by virtue of its title, duty or position with us, or with any such controlling shareholder, controlled company or affiliates, has knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisers), are considered insiders and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market.

Such restriction also applies:

•                  to any of our former officers, directors or members of the fiscal council for a six-month period, if any such officer, director or member of the fiscal council left office prior to disclosure of material information that occurred while in office;

•                  if we intend to merge or combine with another company, consolidate, spin off part or all of our assets or reorganize, until such information is disclosed to the market;

•                  to us, if an agreement for the transfer of our control has been executed, or if an option or mandate to such effect has been granted, until such information is disclosed to the market;

•                  during the 15-day period before the disclosure of our quarterly and annual financial statements required by the CVM; or

•                  to the controlling shareholders, our officers, and members of our board of directors, whenever we, or any of our controlling companies, affiliates or companies under common control, are in the process of purchasing or selling shares issued by us.

Arbitration

In accordance with our by-laws, we, our shareholders, directors and members of our fiscal council agree to resolve through arbitration any disputes or controversies that may arise between us relating to or derived from, in particular, the application, validity, enforceability, interpretation or breach (and its effects) of the Novo Mercado listing agreement, Novo Mercado rules, our by-laws, the shareholders’ voting agreements filed at our headquarters, the Brazilian Corporation Law, the rules published by the CMN, the Central Bank, the CVM, the other rules applicable to the Brazilian capital markets in general or the rules of the Market Arbitration Chamber of the São Paulo Stock Exchange itself, in each case in accordance with the rules of the Market Arbitration Chamber. According to Chapter 12 of these Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

Going private process

We may become a private company by decision of any controlling shareholder or group of controlling shareholders only if we or such controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of the Brazilian Corporation Law and CVM regulations. The minimum price offered for the shares in the public tender offer must correspond to the economic value of such shares, as determined by an appraisal report issued by a specialized firm.

The appraisal report must be prepared by a specialized and independent firm of recognized experience chosen by shareholders representing the majority of the outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder, its partner and any dependents included in the income tax statement (should the controlling shareholder be an individual), treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the appraisal report must be paid for by the controlling shareholder that wishes to take the company private.

Shareholders holding at least 10% of our outstanding shares (as adjusted in the manner described in the prior paragraph) may require our management to call an extraordinary shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer and must be justified. The shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the higher price or cancelled, and this decision must be announced to the market in accordance with Brazilian law.

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total capital stock or by a shareholder who is not a member of a group of shareholders (as defined in our by-laws), we must conduct the public tender offer, within the limits imposed by law. In this case, subject to applicable regulation, we may only purchase shares from shareholders who have voted in favor of our becoming a private company after purchasing all shares from the other shareholders who voted against going private and who have accepted the public tender offer.

Delisting from the Novo Mercado

At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing the majority of our shares approve the action and that we give at least 30 days written notice to the São Paulo Stock Exchange. The deliberation must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.

If we delist from the Novo Mercado, by deliberation taken at a shareholders’ meeting, our controlling shareholder or group of controlling shareholders must conduct a public tender offer for the acquisition of our outstanding shares. The price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors by a majority of the outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder, its partner and dependents included in the income tax statement (should the controlling shareholder be an individual), treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholder undertaking the delisting.

If we are subject to widespread ownership, our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such resolution must conduct a public tender offer for the acquisition of our shares in accordance with applicable regulations.

Pursuant to our by-laws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado regulations. In such a case, the chairman of the board of directors must call a shareholders’ meeting within two days of the determination by the São Paulo Stock Exchange in order to replace all members of our board of directors. If the chairman of the board of directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for compliance with the requirements that resulted in the delisting.

Additionally, if we delist from the Novo Mercado (1) as a result of our non-compliance with the Novo Mercado regulations resulting from a decision taken at our shareholders’ meeting, the public tender offer must be conducted by the shareholders who voted in favor of the decision, or (2) as a result of our noncompliance with the Novo Mercado regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.

Under the Novo Mercado listing regulations, in the event of a transfer of control of our company within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.

If our shares are delisted from the Novo Mercado, we will not be permitted to have shares listed on the Novo Mercado for a period of two years after the delisting date, unless there is a change in our control after the delisting from the Novo Mercado.

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

Protections against shareholding dilution

Our by-laws contain provisions aimed at preventing the concentration of our shares in the hands of a small group of investors in order to maintain a more diluted shareholder base. To this end, our by-laws require that any shareholder that acquires or becomes an owner of our shares, in an amount equal to or greater than 20% of the total shares issued by us, shall, no later than 30 days from the acquisition date or the event that resulted in the ownership equal to or greater than 20 % of the total shares issued by us, make or request the registration of a public offering for all the shares issued by us. This shareholder must observe applicable CVM regulations, other BOVESPA regulations and our by-laws.  A public offering is also required if a shareholder acquires, through an usufruct or trust, our shares in a number equal to or greater than 20 % of the total shares issued by us.

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

A single Public Offering may be made for more than one of the purposes mentioned in the Article VII of Company’s Bylaw, in the New Market Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of Public Offering, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM’s authorization is obtained. With the exception of those Public Offerings for delisting from the New Market and/or cancellation of registration as a publicly held company, the holding of a unified Public Offering may only be executed by a Company shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Company, pursuant to the provision in Section 37 and Section 44, sole paragraph, of Company’s Bylaw.

Change of control

Under the rules of the Novo Mercado, the direct or indirect sale of our control, in one transaction or in a series of transactions, creates an obligation by the acquirer to complete, subject to applicable regulations, a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder.

A public tender offer is also required:

•             when there is a significant assignment of share subscription rights or rights of other securities convertible into our shares that results in the transfer of our control;

•             in case of an indirect transfer of our control; and

•             when an existing shareholder acquires control in the context of a private transaction. In this case, the acquiring shareholder must (1) complete a public tender offer for the acquisition of our remaining shares on the same terms and conditions offered to the selling shareholder and (2) reimburse the counterparties from whom it has acquired our shares on the São Paulo Stock Exchange in the sixmonth period preceding the transaction which resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the selling shareholder in the transaction that resulted in a change of control and the adjusted price paid in the transactions carried out on the São Paulo Stock Exchange during this six-month period.

In the event we are subject to widespread ownership, the shareholder that acquires control of our company will only be obligated to conduct a public tender offer acquire our remaining shares if there is a sale of a number of shares of our capital stock that entitles the acquiring shareholder, directly or indirectly, legally or in fact, effectively to control our business and orient our management. Such situations must be analyzed on a case-by-case basis. The change of control concept provided for in our by-laws and the situations in which the acquiring shareholder is required to make a public tender offer includes and may be broader than the concepts and situations provided for in the Brazilian Corporation Law and in the Novo Mercado listing regulations.

The acquirer must take all necessary measures to reconstitute the minimum 25% free float required under the Novo Mercado listing regulations within six months of the acquisition.

The controlling shareholder may not transfer the shares it holds to the purchaser of control, and we may not register the transfer of such shares, if the purchaser fails to execute the Terms of Consent to the Novo Mercado Regulations and the Rules of the Market Arbitration Chamber established by the São Paulo Stock Exchange.

Public offerings

Pursuant to our by-laws, if more than one of the requirements to conduct a public tender offer is triggered at the same time, we or our shareholders, as the case may be, may decide to conduct a single public tender offer, provided the procedures required for both public tender offers are compatible, there is no harm to the beneficiaries of the public tender offer and, when required by law, CVM authorization is obtained.

In addition, under our by-laws, we or shareholders conducting a public tender offer may do so through any shareholder, third party or, as the case may be, ourselves. In this case, the original party required to conduct the public tender offer, remarks responsible for conducting the offer until it is concluded in accordance with applicable law.

Suspension of the rights of the acquiring shareholder for non-compliance with our by-laws

In the event an acquiring shareholder violates the provisions of our by-laws regarding the need to conduct a public tender offer as a result of a change of control or of the purchase of shares representing 20% or more of our capital stock, the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

Purchases by us of shares of our own capital stock

Our by-laws entitle our board of directors to approve the acquisition of our shares. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions:

•             result in a reduction of our share capital;

•             require the use of resources greater than our retained earnings or reserves (other than the legal reserve, unrealized profit reserve, revaluation reserve, and special mandatory dividend reserves) recorded in our most recent balance sheet;

•             create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission;

•             be conducted during the course of a public tender offer of our shares; or

•             be used to purchase shares not fully paid or held by any controlling shareholder.

The decision to purchase our own shares must be taken by the board of directors, which shall specify (1) the purpose of the transaction; (2) the amount of shares to be purchased; (3) the period in which we will proceed with such purchases, not to exceed 365 days; (4) the amount of the free float of our shares; and (5) the financial institutions that will act as intermediaries for such purchases.

We cannot hold in treasury more than 10% of our total shares, including the shares held by our subsidiaries and affiliates.

Any acquisition of our shares by our company must be made on a stock exchange unless prior approval for the acquisition outside a stock exchange is obtained from the CVM. The purchase price of any such shares may not exceed their market price. We also may purchase our own shares for the purpose of going private. Moreover, subject to certain limitations, we may acquire or issue put or call options related to our shares.

Disclosure Requirements

We are subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the CVM. Also, as a result of our listing on the Novo Mercado, we must meet the reporting requirements of the Novo Mercado.

Disclosure of trading by controlling shareholders, directors, executive officers or members of the fiscal council

Pursuant to the rules of the Novo Mercado, any controlling shareholders, officers, directors and members of the fiscal council must disclose to us, and we shall inform the São Paulo Stock Exchange regarding, information in connection with the total amount and characteristics of our securities owned, directly or indirectly, or any derivatives with reference to such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, this information must also include securities held by the spouse, companion or dependents of such persons and be included in the annual income tax statement of the controlling shareholder, officer, director or member of the fiscal council. This information must be communicated to the São Paulo Stock Exchange within ten days after the end of each month.

CVM regulations require our officers, directors, members of the fiscal council and members of any other technical or advisory body to disclose to us, to the CVM and to the São Paulo Stock Exchange the total amount, characteristics and form of acquisition of securities issued by us, listed companies under our control or by any listed controlling shareholders, including derivatives with reference to such securities, that are held by each of them, as well as any change in such investments. In the case of individuals, this information must also include securities held by the spouse, companion or dependents of such persons and be included in the annual income tax statements of that person and companies controlled directly or indirectly by such person.

Information regarding the acquisition of our shares must be provided to the CVM and to the São Paulo Stock Exchange immediately upon taking office and within a period of ten days of the end of the month in which the securities were traded. In addition, any controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly that holds directly or indirectly 5% or more of our shares must provide to us, the CVM and the São Paulo Stock Exchange the following information:

•                  the name and qualifications of the person acquiring the shares or other securities;

•                  the amount, price, type, and/or class, in the case of acquired shares, or characteristics, in the case of other securities;

•                  the form of acquisition (private placement, purchase through a stock exchange, among others);

•                  the reason and purpose of the acquisition; and

•                  information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

The disclosure requirement referred to above will also apply to any person or group of persons acting jointly holding participations equal to or in excess of five percent each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.

Disclosure of material developments

 According to Law No. 6,385 of December 7, 1976 and subsequent amendments, and the rules published by the CVM, we must disclose any material development related to our business to the CVM and to the São Paulo Stock Exchange and must publish a notice of the material development. A development is deemed to be material if it impacts the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may request confidential treatment of certain material developments from the CVM when our management believes that public disclosure could result in adverse consequences to us.

Public meeting with analysts

 Novo Mercado regulations require that our company conduct a public meeting with analysts and any other interested parties at least once a year to disclose information regarding the company’s economic and financial situation, its projects and its expectations.

Annual calendar

Novo Mercado regulations require that companies and their management, by the end of January of each year, disclose an annual calendar, and send a copy to the São Paulo Stock Exchange, containing all scheduled corporate events, company information, the time and place of such events and the date when the information relating to these events will be disclosed and sent to the São Paulo Stock Exchange.

Stock option programs

As of the date of this form, our company does not have a stock option program for the acquisition of shares and other instruments or securities issued by our company. However, in the event our company does establish a program of this type, we must disclose it and provide the São Paulo Stock Exchange and the CVM with a copy.

Agreements with the same group

According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of the net equity of our company in any period of one year, whichever is greater.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.

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

E.                                     Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares or ADSs. Prospective holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident holder”). It is based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.

The following discussion summarizes the principal tax consequences applicable under Brazilian law to a Non-Resident holder of common shares or ADSs in general and, therefore, does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident holder. Each Non-Resident holder should consult its own tax adviser concerning the Brazilian tax consequences of an investment in common shares or ADSs. The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. Nevertheless, please note that Brazil has not entered into any tax treaty with the United States.

Income tax

Dividends. Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident holder of common shares or ADSs, are currently not subject to withholding income tax in Brazil, as far as such amounts are related to profits generated after January 1, 1996.

Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•                  50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•                  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident holder is domiciled in a tax haven—that is, a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Residents”). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833/03, the disposition of assets located in Brazil by a Non-Resident holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to capital gain taxes in Brazil.

With respect to the disposition of the common shares, as they are assets located in Brazil, the Non- Resident holder may be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

As to the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Resident holder on the disposition of ADSs to another Non-Resident holder are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident holder on the disposition of ADSs to another Non-Resident holder. As a result, gains on a disposition of ADSs by a Non-Resident holder to Brazilian residents, or even to Non-Resident holders in case courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to a disposition of common shares.

As a general rule, gains realized as a result of a disposition transaction of common shares or ADSs are the positive difference between the amount in reais realized on the sale or exchange of the security and the acquisition cost measured in reais (without correction for inflation).

Under Brazilian law, however, income tax rules on such gains can vary, depending on the domicile of the Non-Resident holder, the type of registration of the investment by the Non-Resident holder with the Central Bank and how the disposition is carried out, as described below.

Gains assessed by Non-Resident holders on a disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are subject to the following rules:

•                  Gains are exempt from income tax when assessed by a Non-Resident holder that (1) has registered its investment in Brazil with the Central Bank under rules of Resolution No. 2,689/01 (“2,689 Holder”) and (2) is not a Tax Haven Resident; or

•                  Gains are subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident holder that is not a 2,689 Holder, or is a Tax Haven Resident. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for Tax Haven Residents which, in this case, are subject to income tax at the rate of 25%. In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of common shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident holder and the acquisition cost of the common shares or ADSs redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Gains realized by a Non-Resident holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of common shares. As a Non-Resident holder of ADSs, you may cancel your ADSs and exchange them for common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

The deposit of common shares by the Non-Resident holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident holder that is a 2,689 Holder and is not a Tax Haven Resident.

There can be no assurance that the current favorable treatment of 2,689 Holders will continue in the future.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax”, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance is permitted to increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions

Involving Bonds and Securities, or “IOF/Bonds Tax”, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

Temporary Contribution on Financial Transactions

As a general rule, transactions carried out in Brazil that result in the transfer of reais from an account maintained with a Brazilian financial institution are subject to the Temporary Contribution on Financial Transactions, or “CPMF tax”, at the rate of 0.38%. Therefore, transactions carried out by the depositary or by a holder of common shares which involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF. Currently, funds transferred for the acquisition of shares on the Brazilian stock exchange and the remittance abroad of the proceeds earned from the disposition of shares in Brazil are exempt from the CPMF. The CPMF will be in effect until December 31, 2007. However, it may extended. When applicable, the

CPMF tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares and ADSs as of the date hereof. Except where noted, this summary deals only with U.S. Holders (as defined below) that hold our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used in this summary, the term “U.S. Holder” means a beneficial holder of our common shares or ADSs that is for U.S. federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, a “non-U.S. Holder” means a beneficial holder of our common shares or ADSs that is neither a U.S. Holder nor a partnership or other pass-through entity for U.S. federal income tax purposes.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•                  broker-dealers;

•                  a financial institution;

•                  banks or other financial institutions;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding our common shares or ADSs as part of straddle, hedge, conversion or constructive sale transaction or other integrated transaction;

•                  a hedging, integrated or conversion transaction, or a straddle;

•                  a person deemed to sell our common shares or ADSs under the constructive sale provisions on the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  certain former citizens and residents of the United  States;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a partnership or other pass-through entity for U.S. federal income tax purposes; or

•                  a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

The discussion below is based upon the provisions of the Code, and Treasury regulations, and rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non- United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

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

Nature of ADSs for U.S. Federal Income Tax Purposes

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by the ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. Holders. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of distributions on the ADSs or our common shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States, provided that the corporation was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States, so long as they are so listed. We cannot assure you that the ADSs will be considered readily tradable on an established securities market in later years. Based on existing guidance, it is not entirely clear whether a dividend on a common share will be treated as a qualified dividend, because the common shares themselves are not listed on a U.S. exchange. Based on our audited financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, for 2007, we do not believe that we would be classified as a passive foreign investment company for U.S. federal income tax purposes for our 2005 or 2006 taxable years and we do not anticipate being classified as a passive foreign investment company for our 2007 taxable year.  Given that the determination of passive foreign investment company status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them. Special limitations on foreign tax credits apply to qualified dividends subject to the reduced rate of tax.You should consult your own tax advisors regarding the application of the qualified dividend rules given your particular circumstances.

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

Subject to certain conditions and limitations, Brazilian withholding taxes on dividends will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or our common shares will be treated as income from sources outside the United States and will generally constitute passive income. In addition, in certain circumstances, if you:

•                  have held ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss; or

•                  are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to income from sources outside the United States and you would generally not be able to use the foreign tax credit arising from any Brazilian withholding tax imposed on such distributions unless such credit could be applied (subject to applicable limitations) against U.S. federal income tax due on other income from sources outside the United States in the appropriate category for foreign tax credit purposes. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should assume that a distribution will generally be treated as a dividend (as discussed above).

Distributions of common shares or ADSs, or rights to subscribe for common shares or ADSs, that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Non-U.S. Holders. A dividend paid to a Non-U.S. Holder on an ADS or common share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADS or common share).  A Non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder.  A corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders. For U.S. federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company Rules” below, you will recognize taxable gain or loss on any sale, exchange or redemption of common shares or ADSs in an amount equal to the difference between the amount realized for the common shares or ADSs and your tax basis in the common shares or ADSs, both determined in U.S. dollars. If a Brazilian tax is withheld on a sale or other disposition of a common share or ADS, the amount realized for U.S. federal income tax purposes will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.   Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.

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

Passive Foreign Investment Company Rules

 A Special set of U.S. federal income tax rules applies to U.S. Holders that hold shares in a passive foreign investment company (“PFIC”).  As noted above, based on our audited financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, for 2007, we do not believe that we would be classified as a PFIC for U.S. federal income tax purposes for our 2006 or 2007 taxable years. Given that the determination of passive foreign investment company status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income is passive income, or

•                  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. In addition, the composition of our income and assets will be affected by how, and how quickly, we invest the proceeds from any past or future equity or debt offerings. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs or common shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, U.S. Holders will be subject to special tax rules with respect to any “excess distributions” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the common shares are listed on the NYSE. Our common shares are listed on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or common shares at the end of the year over your adjusted tax basis in the ADSs or common shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

U.S. Holders of shares in a PFIC can sometimes avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares if we are considered a PFIC in any taxable year.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange Tax, IOF/Bonds Tax or CPMF tax (as discussed under “—Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.

Information Reporting and Backup Withholding

U.S. Holders. In general, information reporting will apply to dividends in respect of common shares or ADSs and the proceeds from the sale, exchange or redemption of common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding (currently at the rate of 28%) may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Non-US Holders. You will generally be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish your eligibility for exemption.

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

Interest Rate Risk

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2006. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.  The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. —  See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives.  Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash (R$118.7 million) and the amounts of derivative instruments (assets in the amount of R$318.0 million and liabilities in the amount of R$328.3 million).

	All-in weighted average annual	Expected maturity date
Financial Instruments	interest rate	Short Term	2008	2009	2010	2011	Thereafter	Carrying amount	Fair value
		(in millions of reais)
Assets (i.e., short- term/non current marketable securities)
Fixed rate:
In U.S. dollars	6.06%	363.6	—	36.8	—	—	—	400.4	401.4
In euros	—	—	—	—	—	—	—	—	—
Variable rate:
In reais	65% - 100% CDI	837.9	—	—	—	—	—	837.9	837.9
In U.S. dollars	LIBOR + 5.75%	0.0	—	43.3	—	—	—	43.3	45.6
In U.S. dollars	U.S. fed funds	118.3	—	—	—	—	—	118.3	118.3
No interest rate:
In reais		118.7	—	—	—	—	—	118.7	118.7
Total								1,518.6	1,521.9

Liabilities (i.e., short- term/non current debt)
Fixed rate:
In reais	11.84%	144.7	4.0	3.6	3.4	2.1	8.6	166.5	160.8
In U.S. dollars	5.40%	246.7	—	—	—	—	—	246.7	246.7
In Euros	0.00%	8.5	—	—	—	—	—	8.5	8.4
Variable rate:
In reais:
Index	TJLP + 2.39%	64.4	44.0	42.9	45.9	22.6	29.3	249.1	249.1
Index	95% - 100% CDI	320.1	0.1	—	—	—	—	320.2	320.2
Index	% IGP-M + 1%	0.2	—	—	—	—	48.3	48.5	38.8
Index	TJLP + 5.50%	0.1	—	—	—	—	0.1	0.2	0.2
Index	100%CDI + 5.65%	9.2	—	—	—	—	9.2	18.4	18.3
Index	% IGP-M + 4%	1.9	2.4	2.4	1.9	13.6	22.1	44.3	44.3
Index	Var.corn + 3%	0.1	0.1	0.1	0.1	1.6	2.0	4.0	4.0
Index	TR	7.0	—	—	—	—	7.0	14.0	14.0
In U.S. dollars
Index	LIBOR + 1.5%	56.9	51.8	407.7	386.4	47.7	96.3	1,046.8	1,046.8
Index	UMBNDES + 2.86%	4.9	5.0	5.0	5.0	3.4	4.1	27.5	27.5
No interest rate:
In reais		0.3	0.1	—	—	—	0.4	0.9	0.9
Total								2,195.7	2,180.2

Total net liabilities (assets – liabilities)								677.0	658.3

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

The table below provides information about our derivative financial instruments and other financial instruments and presents such information in real equivalents at December 31, 2006. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For the cross-currency swaps, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

	Expected maturity date						Gain/(loss)
On-Balance Sheet Financial Instruments	Short Term	2007	2008	2009	2010	Thereafter	Carrying amount	Fair value
	(in millions of reais, except interest rates)
U.S. dollar-denominated instruments
Assets:
Short-term/Non-current marketable securities	481.9	—	80.0	—	—	—	561.9	565.3
Average annual interest rate	5.22%		12.67%				6.28%

Liabilities:
Short-term/Non-current debt	308.5	56.8	412.7	391.4	51.1	100.4	1,321.0	1,321.0
Average annual interest rate	5.73%	7.04%	6.89%	6.89%	7.01%	6.95%	6.63%

Euro-denominated instruments
Assets:
Short-term/Non-current marketable securities	—	—	—	—	—	—	—	—
Average annual interest rate	—	—	—	—	—	—	—	—

	Notional amount - Expected maturity date						Gain/(loss)
Exchange rate derivatives	Short Term	2007	2008	2009	2010	Thereafter	Carrying amount	Fair value
	(in million of reais, except interest rates)
Cross currency swaps	318.9						(10.2)	(11.3)
Receive U.S.$/ Pay R$:
Notional amount	310.3	—	—	—	—	—	(10.3)	(11.3)
Average annual interest received in U.S.$	5.16%
Average annual interest paid in R$	100% of CDI
Receive US$/Pay Euro
Notional amount	8.5						0.1	0.0
Average annual interest received in US$	1.39%
Average annual interest paid in Euro	0.00%

Commodity Price Risk

We buy commodities, especially corn, soy meal and soybeans, which are important raw materials for animal feed and represent a significant production cost. The prices of corn and soybeans are volatile because they are subject to weather conditions, crop size, cost of transportation and storage, government policies, foreign exchange variations and changes in international market prices, among other factors.

In order to reduce the effects of possible significant increases of these commodities on our costs, we have adopted a commodity risk management policy, including the use of derivative instruments when we deem it appropriate, purchase agreements with fixed prices and purchases with prices to be defined in future dates. At December 31, 2006, we had no derivative instruments outstanding with respect to commodity price risks.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

			At December 31,		Percentage
	Short-term	Long-term	2006	2005	change
		(in millions of reais)			(%)
Local currency	228.2	274.6	502.8	382.8	31.3
Foreign currency	318.8	1,012.5	1,331.3	1,291.2	3.1
Total debt	547.0	1,287.1	1,834.1	1,674.0	9.6

The following table sets forth our indebtedness net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of our strategic decision carried during the ending of 2006 to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets, including outbreaks of avian influenza, particularly as a significant proportion of our indebtedness is short-term indebtedness and could be reduced if we were to apply our increased balances of cash, cash equivalents and marketable securities to debt reduction. On top of that, the recent increase of Perdigão’s cash was due to the issuing of 32,000,000 new common shares in October 2006, resulting in proceeds of R$ 800 million.

			At December 31,		Percentage
	Short-term	Long-term	2006	2005	change
	(in millions of reais, except where indicated)				(%)

Total debt	547.0	1,287.1	1,834.1	1,674.0	9.6
Cash, cash equivalents and marketable securities
Local currency	957.6	—	957.6	169.0	466.2
Foreign currency	162.9	80.0	242.9	740.4	(67.1)
Total	1,120.5	80.0	1,200.5	909.3	32.0
Net debt	(573.5)	1,207.0	633.5	764.7	(17.2)
Exchange rate exposure (in millions of U.S.$)			(111.4)	(84.8)

Our principal indebtedness instruments are described below.

Pre-Export Facilities.  Our principal operating subsidiary, Perdigão Agroindustrial S.A., or “Perdigão Agroindustrial”, had several pre-export facilities in an aggregate outstanding principal amount of R$628.5 million at December 31, 2006. The indebtedness under these facilities is generally denominated in U.S. dollars, and maturities vary from one year to seven years. Perdigão Agroindustrial’s pre-export facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 6.87% per year at December 31, 2006, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on indebtedness to foreign lenders, liens, mergers and, in certain cases, financial covenants.

Trade-Related Facilities. Our subsidiary Perdigão International Ltd. had several trade-related facilities in an aggregate outstanding principal amount of R$418.3 million at December 31, 2006. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from three years to five years. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 6.86% per year at December 31, 2006, generally payable annually. Under each of these facilities, Perdigão International Ltd. receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

BNDES Facilities. Perdigão Agroindustrial had a number of outstanding obligations to BNDES, including loans in the amount of R$193.2 million at December 31, 2006 and debentures in the amount of R$26.4 million at December 31, 2006. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures is generally payable monthly, with final maturities on various dates from 2006 through 2013. The majority of the principal amount of the loans is denominated in reais and bears interest at the TJLP rate plus a margin of approximately 2% to 7% per year.

The remaining amounts are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. The debentures are denominated in reais and bear interest at the TJLP rate plus 6.00%. The loans and debentures are guaranteed by Perdigão S.A. and, in most cases, are secured by equipment and facilities. The principal covenants under these agreements include limitations on indebtedness and liens; mergers and sales of assets; and, in a few cases, financial covenants, including the ratio of shareholders’ equity to total assets, the ratio of current assets to current liabilities and the ratio of total assets to total liabilities.

FIDC Financing.  The trade accounts receivable balance includes R$99.3 as of December 31, 2005 related to receivables sold to the FIDC facility. In August 28, 2006, the FIDC operation was finished, and the Company does not have any balance in December 31, 2006.

ACCs and ACEs. We also obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs”, and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or “ACEs”. Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs in an aggregate outstanding principal amount of R$122.7 million and ACEs in an aggregate principal amount of R$124.0 million at December 31, 2006. Our ACCs and ACEs bore interest at an average rate of 5.40% at December 31, 2006.

Rural Credit Financing. Perdigão Agroindustrial and Batávia are parties to short-term rural credit loans in the amount of R$139.0 million at December 31, 2006 to several commercial banks under a Brazilian federal government program that offers an interest rate of 8.75% per year as an incentive to investments in rural activities. We generally use the proceeds of these loans for working capital.

State Tax Incentive Financing Programs. We also had R$51.2million outstanding at December 31, 2006 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

ITEM 15A. Disclosure Control and Procedures

Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts were being prepared. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

Perdigão has created a disclosure committee composed of the Chief Financial Officer and other executive members. This committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the document mencioned above. This committee meets at regular intervals in order to review all data.

No changes in the Company’s internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.  Please see Exhibit 12.1 and 12.02 for the certifications required by this Item.

ITEM 15B. Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in Internal Control-Integrated Framework, issued by the COSO. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included below.

There were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

“MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING”

The management of Perdigao S.A. and subsidiaries (‘the Company”) is responsible for establishing and  maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

This evaluation excluded our acquisition of Batávia SA Indústria de Alimentos (Batávia). This purchase bussines combination occurred in the current year of 2006.

Total assets and total net revenues of the entity acquired represent 5.6% and 6.2%, respectively, of the corresponding consolidated Finacial Statements amounts as of and for the year ended December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

This evaluation excluded our acquisition of Batávia S.A. Ind. De Alimentos (“Batávia”). This purchase business combination occurred in the current year of 2006. Total assets and total net revenues of the total entitee acquired represent 5.6% and 6.2% respectively of the corresponding consolidated Financial Statements amounts as of and for the year ended Deceber 31, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated February 9, 2007, except for controls over Note 21, as to which the date is June 8, 2007, included herein.

/s/ Nildemar Secches	/s/ Wang Wei Chang

Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Perdigão S.A

We have audited management’s assessment, included in the accompanying Management’s Report on internal control over financial reporting, that Perdigão S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Perdigão’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Batávia S.A. Indústria de Alimentos, which is included in the 2006 consolidated financial statements of Perdigão S.A. and constituted R$270.5 million of total assets, as of December 31, 2006 and R$322.3 million and R$13.1 million of revenues and net income, respectively, for the year then ended.

The Company completed its acquisition of Batávia S.A. Indústria de Alimentos on May 26, 2006, and as permitted by the Securities and Exchange Commission’s guidance, management did not assess the effectiveness of internal control over financial reporting of Batávia S.A. Indústria de Alimentos.  Our audit of internal control over financial reporting of Perdigão S.A. also did not include an evaluation of the internal control over financial reporting of Batávia S.A. Indústria de Alimentos.

In our opinion, management’s assessment that Perdigão S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, Perdigão S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006 of Perdigão S.A. and subsidiaries and our report dated February 9, 2007 (except for Note 21, as to which the date is June 8, 2007, and Note 22, as to which the date is June 25, 2007) expressed an unqualified opinion thereon.

São Paulo, February 9, 2007 (except for controls over Note 21, as to which the date is June 8, 2007 and for controls over Note 22, as to which the date is June 25, 2007).

ERNST & YOUNG

Auditores Independentes S.S.

CRC 2SP015199/O-6

Antonio Humberto Barros dos Santos

Accountant

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

The Board of Directors has determined on May 20, 2005 that Mr. Attílio Guaspari, a member of its Fiscal Council, is a “financial expert” within the meaning of the SEC rules applicable to disclosure of such expertise.

ITEM 16B.    Code of Business Conduct and Ethics

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar recommendation under Brazilian law and we have adopted a Code of Ethics that applies to our officers and employees.

Further information concerning our corporate governance practices and applicable Brazilian law is available on our website. Information on our website is not incorporated by reference in this form. We have also voluntarily adhered to the Novo Mercado listing standards of the São Paulo Stock Exchange on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us. For more information concerning these standards, see “Description of Share Capital”.

ITEM 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, responsible for auditing the Financial Statements including in the Annual Report, during the fiscal years ended December 31, 2006 and 2005.

No payments of consultancy fees were made to the independent auditors (Ernst & Young) during 2006. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Fiscal Council/Audit Committee approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley Act.

	Year Ended December 31,
	2006	2005
	R$ Thousand
Audit fees	1,353.0	611.5
Audit-related fees	468.4	0
Tax fees	82.7	432.7
Other fees	0	0
Total fees	1,904.1	1,044.2

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

The Company has a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Fiscal Council operates under a written charter and which the Company believes meet the NYSE’s requirements for audit committee charters.  The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee.  Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that required by Rule 10A-3 to be within the scope of an audit committee’s authority.  Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors.   For a further discussion of our Fiscal Council, see “Item 6C. Board Practices—Fiscal Council.”

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

Date: June 26, 2007

By:	/s/ Wang Wei Chang
Name: Wang Wei Chang
Title: Chief Financial Officer

By:	/s/ Nildemar Secches
Name: Nildemar Secches
Title: Chief Executive Officer

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Perdigão S.A.

We have audited the accompanying consolidated balance sheets of Perdigão S.A. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Batávia S.A. Indústria de Alimentos, a subsidiary acquired on May 26, 2006 in which the Company holds a 51% interest as of December 31, 2006, which statements reflect total assets of R$270.5 million as of December 31, 2006, and total revenues of R$322.3 million, for the period from June 1, 2006 to December 31, 2006.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Batávia S.A Indústria de Alimentos, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of its operations and changes in its shareholders’ equity and changes in its financial position for each of the three years in the period ended December 31, 2006, in conformity with accounting  principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2007 (except for controls over Note 21, as to which the date is June 8, 2007 and for controls over Note 22, as to which the date is June 25, 2007) expressed an unqualified opinion thereon.

São Paulo, February 9, 2007 (except for Note 21, as to which the date is June 8, 2007, and Note 22, as to which the date is June 25, 2007)

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Antonio Humberto Barros dos Santos

Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Batávia S.A. Indústria de Alimentos

We have audited the accompanying balance sheet of Batávia S.A. Indústria de Alimentos as of December 31, 2006, and the related statements of income, changes in shareholders’ equity and changes in financial position for the period from June 1, 2006 to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Batávia S.A. Indústria de Alimentos as of December 31, 2006, and the result of its operations, the changes in shareholders’ equity, and the changes in its financial position for the period from June 1, 2006 to December 31, 2006, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America.

Curitiba, January 31, 2007.

Marcello Palamartchuk

Engagement Partner

CRC 1PR049038/O-9

BDO Trevisan Auditores Independentes

CRC 2SP013439/O-5 S PR

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(in millions of Brazilian Reais)

	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	336.6	778.6
Marketable securities	783.9	39.1
Trade accounts receivable, net	701.6	555.7
Inventories	736.6	646.1
Recoverable taxes	146.9	83.2
Deferred income tax	44.2	5.9
Other assets	95.2	80.0
	2,845.0	2,188.6
Non-current assets:
Marketable securities	80.0	91.6
Trade accounts receivable, net	11.4	10.5
Recoverable taxes	38.2	18.2
Deferred income tax	49.5	47.2
Judicial deposits	13.0	10.6
Notes receivable	44.3	38.4
Other assets	2.3	3.7
	238.7	220.2
Permanent assets:
Goodwill and other investments	85.5	16.6
Property, plant and equipment	1,570.4	1,106.8
Pre-operating expenses and software development	89.8	92.8
	1,745.7	1,216.2

Total assets	4,829.4	3,625.0

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(in millions of Brazilian Reais)

	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	547.0	548.7
Trade accounts payable	486.5	332.6
Payroll and related charges	115.4	102.8
Taxes and social charges	25.0	27.3
Dividends and interest on shareholders’ equity	36.0	59.0
Management and employees profit sharing	14.5	38.0
Other liabilities	27.1	21.5
	1,251.5	1,129.9
Non-current liabilities:
Long-term debt	1,287.1	1,125.4
Taxes and social charges	2.3	1.1
Deferred income tax	24.8	19.5
Provision for contingencies	118.9	126.3
Other liabilities	0.9	—
	1,434.0	1,272.3
Minority interest	39.0	—
Total liabilities	2,724.5	2,402.2

Shareholders equity:
Capital	1,600.0	800.0
Profit reserves	505.7	423.6
Treasury shares	(0.8)	(0.8)
	2,104.9	1,222.8

Total liabilities and shareholders equity	4,829.4	3,625.0

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(in millions of Brazilian Reais, except per share data)

	2006	2005	2004
Gross sales:
Domestic sales	3,644.5	3,035.8	2,840.1
Export sales	2,461.4	2,837.5	2,727.2
	6,105.9	5,873.3	5,567.3
Taxes, discounts and returns on sales	(896.1)	(728.1)	(684.0)
Net sales	5,209.8	5,145.2	4,883.3
Cost of sales	(3,865.7)	(3,685.9)	(3,532.4)

Gross profit	1,344.1	1,459.3	1,350.9
Operating expenses:
Selling expenses	(1,070.8)	(845.6)	(790.8)
General and administrative expenses	(72.3)	(56.9)	(54.1)
Management compensation	(9.6)	(9.5)	(7.7)
	(1,152.7)	(912.0)	(852.6)
Operating income before financial expenses and other	191.4	547,3	498,3
Financial expenses, net	(129.3)	(82.7)	(117.8)
Other operating expenses, net	18.4	(8.9)	(8.6)
Operating income	80.5	455.7	371.9
Non-operating expenses	(6.2)	(4.6)	(3.5)

Income before taxes, profit sharing and minority interests	74.3	451.1	368.4
Income and social contribution taxes credit (expense)	61.6	(62.5)	(47.3)
Employees’ profit sharing	(9.9)	(22.8)	(19.1)
Management profit sharing	(1.6)	(4.8)	(6.4)
Minority interest	(7.1)	—	—

Net income	117.3	361.0	295.6

Shares outstanding at December 31 (thousands) (1)	165,527	44,509	44,509

Earnings per outstanding share at year end — in Brazilian Reais	0.71	8.11	6.64

(1) In a Shareholders’ Meeting held on March 8, 2006, the shareholders approved a 3 to 1 stock split, effective on April 12, 2006. For purposes of the computation of earnings per share, the stock split is not reflected for the years ended December 31, 2005 and 2004. If the number of shares outstanding on December 31, 2005 and 2004 had been adjusted to reflect the stock split, outstanding shares would have been 133,526 and earnings per share would have been R$2.70 and 2.21, respectively.

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2006, 2005 and 2004

(In millions of Brazilian Reais)

	Capital	Profit reserves	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2003	490.0	273.9	(0.8)	—	763.1
Net income for the year	—	—	—	295.6	295.6
Appropriation of income for the year:
Legal reserve	—	14. 4	—	(14.4)	—
Reserve for capital increase and expansion	—	57.3	—	(57.3)	—
Reserve for expansion	—	126.1	—	(126.1)	—
Unrealized profits	—	9.2	—	(9.2)	—
Dividends and interest on shareholders’ equity - R$0.6642 per outstanding share at year-end	—	—	—	(88.6)	(88.6)
BALANCES AS OF DECEMBER 31, 2004	490.0	480.9	(0.8)	—	970.1
Increase in capital, with reserves	310.0	(310.0)	—	—	—
Net income for the year	—	—	—	361.0	361.0
Appropriation of income for the year:
Legal reserve	—	18.1	—	(18.1)	—
Reserve for capital increase	—	72.2	—	(72.2)	—
Reserve for expansion	—	162.6	—	(162.6)	—
Unrealized profits	—	(0.2)	—	0.2	—
Dividends and interest on shareholders’ equity - R$0.8110 per outstanding share at year-end	—	—	—	(108.3)	(108.3)
BALANCES AS OF DECEMBER 31, 2005	800.0	423.6	(0.8)	—	1,222.8
Capital increase – shares issued (Note 15 a)	800.0	—	—	—	800.0
Net income for the year	—	—	—	117.3	117.3
Appropriation of income for the year:
Legal reserve	—	5.7	—	(5.7)	—
Reserve for capital increase	—	22.9	—	(22.9)	—
Reserve for expansion	—	50.7	—	(50.7)	—
Unrealized profits		2.8		(2.8)
Dividends and interest on shareholders’ equity - R$0.2125 per outstanding share at year-end	—	—	—	(35.2)	(35.2)
BALANCES AS OF DECEMBER 31, 2006	1,600.0	505.7	(0.8)	—	2,104.9

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2006, 2005 and 2004

(in millions of Brazilian Reais)

	2006	2005	2004
Sources:
From operations (see below)	121.1	501.4	434.7
From long-term financing	416.4	975.6	345.6
Transfer from non-current to current assets	3.7	132.4	142.9
Disposal of property, plant and equipment	14.2	12.6	15.8
Capital increase	800.0	—	—
Net working capital from acquired companies	23.3	—	—
Other	24.6	1.1	12.2
	1,403.3	1,623.1	951.2
Applications:
Transfer from long-term to current liabilities	179.9	314.3	525.8
Long-term investments	—	106.9	295.4
Investment	31.3	23.1	—
Property, plant and equipment	523.9	266.3	110.5
Pre-operating expenses and software development	81.5	35.2	19.4
Dividends and interest on shareholders’ equity	38.1	108.3	88.6
Other	13.8	18.5	15.7
	868.5	872.6	1.055.4
Increase (decrease) in working capital:	534.8	750.5	(104.2)
Changes in Working Capital:
At the beginning of the year	1,058.7	308.2	412.4
At the end of the year	1,593.5	1,058.7	308.2
Increase (decrease) in working capital	534.8	750.5	(104.2)
Operating resources:
Net income for the year	117.3	361.0	295.6
Depreciation, amortization and depletion	146.1	117.3	105.3
Deferred income tax and other recoverable taxes	(15.4)	11.8	11.5
Increase (reversal) provision for contingencies	(21.2)	(13.9)	0.4
Net financial charges on long-term items	(91.4)	36.6	22.3
Result from disposal and write-off of permanent assets	0.4	(2.9)	0.9
Other	(14.7)	(8.5)	(1.3)
	121.1	501.4	434.7

See the accompanying notes to the consolidated financial statements.

1.         OPERATIONS

The operations of Perdigão S.A. and its subsidiaries (collectively “the Company”), a publicly held company, include: raising, production and slaughtering of poultry (chicken, Chester®, turkey and others), pork and beef; and processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. At the end of 2005, the Company entered the beef business and also commenced the sale of a line of margarine products, initially through third parties that produce these products by request. In 2006 the Company also entered the dairy products business with the acquisition of Batávia (see details in item b below).  The Company operates in domestic and export markets.

The Company has joined Bovespa’s Special Corporate Governance level “New Market” (Novo Mercado), and has its shares traded at Bolsa de Valores de São Paulo (Bovespa) and at Bolsa de Valores de Nova York (NYSE), as American Depositary Receipts (ADR’s), Level III.

a)         Subsidiaries as of December 31:

	Participation in capital (%)
	2006	2005
Perdigão Agroindustrial S.A.	100.0	100.0
Perdigão International LTD.	100.0	100.0
Perdigão Export Ltd.	100.0	100.0
Perdigão UK Ltd.	100.0	100.0
Perdigão Holland B.V.	100.0	100.0
Perdigão Ásia Pte Ltd.	100.0	100.0
Crossban Holdings GMBH.(1)	100.0	100.0
Perdix International Foods Comércio Internacional Lda.	100.0	100.0
Batávia S.A. Indústria de Alimentos	51.0	—
PDA Distribuidora de Alimentos Ltda. (2)	—	100.0
PRGA Participações Ltda.	100.0	100.0
Perdigão Agroindustrial Mato Grosso Ltda.	100.0	100.0
Perdigão Mato Grosso Rações Ltda. (2)	—	100.0
Incubatório Paraíso Ltda. (2)	—	100.0
Perdigão France SARL	100.0	100.0
Perdigão Nihon K.K.	100.0	100.0
Perdigão Trading S.A. (3)	100.0	100.0
BFF International Ltd. (3)	100.0	100.0
Highline International Ltd. (3)	100.0	100.0

(1) Holding company for investments abroad.

(2) Merged companies.

(3) These subsidiaries are not currently operating.

b)         Batávia acquisition:

On May 26, 2006, the Company acquired, through its wholly owned subsidiary, PDA Distribuidora de Alimentos Ltda, 51% of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”), which produces dairy-based and dairy processed products. The price of the acquisition of Batávia S.A. amounted to R$113.4 (net of cash acquired of R$2.6) including acquisition costs of R$1.3.  This acquisition generated goodwill of R$75.5.

By acquiring Batávia’s control, the Company reinforces its goals of strategic growth by increasing its portfolio of products and consequently diluting the concentration of its business in poultry and pork.

In conjunction with the acquisition of Batávia, the Company acquired machinery and equipment from Batávia’s former owner (Parmalat do Brasil S.A. Indústria de Alimentos).  Such machinery and equipment were on loan to Batávia from its former owner and are necessary for the operations of its facilities.  The amount paid for this machinery and equipment, R$18.0 is included in the table below.

The following table summarizes the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired	186.0
Liabilities assumed	(106.6)
Net assets	79.4
Interest acquired	51%
Net assets acquired	40.5
Acquisition cost	113.4
Cash acquired	2.6
Goodwill	75.5

The results of operations of Batávia have been included in the consolidated financial statements of the Company beginning from June 2006.

c)         Other acquisitions:

On June 20, 2005, the Company acquired, for R$5.8, 100% of the quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed Perdigão Mato Grosso Ltda.  The net liabilities assumed in these acquisitions amounted R$7.9, generating goodwill of R$13.7.

On December 1, 2005, the Company acquired, for R$2.1, 100% of Sociedade Incubatório Paraíso Ltda. (merged into Perdigão Agroindustrial S.A. on July 3, 2006), located at Jataí — State of Goiás.  The net assets acquired amounted to R$0.5, generating goodwill of R$1.6. This goodwill balance was transferred to deferred charges in the Company’s balance sheet and is being amortized over five years.

2.         BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s financial statements are presented in millions of Brazilian Reais and are prepared in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP”, which is based on the Brazilian Corporate Law (Law N. 6,404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” (the Brazilian Securities and Exchange Commission, or “CVM”), and the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil” (the Brazilian Institute of Independent Auditors).

The accompanying consolidated financial statements are translated and adapted from the originally issued Brazilian GAAP consolidated financial statements due to certain reclassifications and changes in terminology. Additionally, such financial statements also include the income statement and the statements of cash flows and changes in financial position for year 2004, which are not required under Brazilian GAAP.  The Company has also added and adapted certain explanatory notes to conform more closely to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3.         SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices comply with Brazilian GAAP, which differ in certain respects from U.S. GAAP. See Note 21 for further discussion of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.

(a) Consolidation: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation. The minority shareholders’ interest in the subsidiary is presented as “minority interest”.

(b) Cash and cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4).

(c) Marketable securities: includes public and private fixed income securities. Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The market value is set forth at Note 16 e.

(d) Trade accounts receivable: stated net of allowance for doubtful accounts, which was established based on the analysis of the risks and forecast for their realization, and in an amount considered sufficient by the Company management to cover probable losses on receivables (Note 6).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it trades part of its trade accounts receivable originated in the domestic market. In accordance with CVM  Instruction No. 408/2004 the Company consolidated the FIDC in the financial statements through August 2006, when the FIDC was terminated.

(e) Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a liability for the amount payable to the supplier. Grain purchased on a “price to set basis” that is used in the manufacturing process is valued on the date of utilization at its market value and any adjustments made after the utilization date are accounted for as income/expenses, against the trade accounts payable.  Allowance for slow moving or obsolete inventories are recorded when considered appropriate (Note 7).

(f) Income taxes and social contributions: in Brazil these are the corporate income tax (IRPJ) and the social contribution (CSLL), and have been computed based on taxable income and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred income tax assets and liabilities arise from tax loss carry forwards and temporary differences.  A valuation allowance is made when management believes that it is more likely than not that tax assets will not be fully recovered in the future.

(g) Goodwill and other investments: goodwill represents the excess of the purchase price of acquired companies over the book value of their net assets. The goodwill related to merged subsidiaries is generally amortized over a period of 5 years. Investments are stated at acquisition cost and reduced to fair value, when applicable (Note 10).

(h) Property, plant and equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent appraisers, less accumulated depreciation. Since 1997, upon issuance of specific CVM instruction, the Company has been capitalizing interest incurred in financing the construction of certain fixed assets. Depreciation is determined under the straight-line method, based on the rates set forth in Note 11 (depletion of forests based on utilization), and charged to production costs or directly against income.  Expenditures for maintenance and repairs are charged to expense when incurred, unless it improves either the production capacity or the estimated useful lives.

(i) Pre-operating expenses and software development: pre-operating expenses and software development include costs incurred in the pre-operating stage and projects to modernize information systems and are amortized on a straight-line basis over a period of 5 to 10 years.

(j) Provisions for contingencies: a provision is recognized when, based on the opinion of its internal and external legal advisors and management, the Company determines that losses on a judicial proceedings are probable (Note 14 a).

(k) Derivative financial instruments: measured using the accrual method with differences resulting from exchange rate variations recorded at each balance sheet (Notes 12 and 13). Such differences are recognized as financial income or expenses, and the derivative fair value is disclosed in Note 16 e.

(l) Revenue recognition: revenues are recognized by the Company when it delivers its products to the customer, the sales price is fixed and determinable, clear evidence of sale transactions exists, collectibility is reasonably assured and title and risks of ownership have passed to the customer.

(m) Profit sharing: the employees and management are entitled to profit sharing based on certain financial and other goals, established and agreed upon on an annual basis.  The amount is accrued in the period in which it is earned.

(n) Shipping and handling costs: relates to costs of storage and transportation of the Company’s finished goods until delivery to its customers. Costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses at the time the goods are shipped and revenue is recognized. The shipping and handling costs amounted to R$664.5, R$531.6 and R$497.8 in 2006, 2005 and 2004, respectively.

(o) Advertising and sales promotion costs: recognized when incurred and amounted to R$77.2, R$46.4 and R$42.4 in 2006, 2005 and 2004, respectively.

(p) Research and development (R&D): consists of internal research and development costs of new products, and is expensed as incurred. The total amount of R&D expenses was R$7.2, R$6.3 and R$6.5 in 2006, 2005 and 2004, respectively.

(q) Earnings per share: calculated based on the numbers of shares outstanding at the balance sheet date.

(r) Translation of foreign currency: all assets and liabilities of foreign subsidiaries outside Brazil are translated into Brazilian Reais at the current exchange rate at each balance sheet date, and all accounts in the statement of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gains or losses resulting from this remeasurement process are included in financial income or expense as the case may be (Note 17).

The exchange rates for the Brazilian real with respect to the transacted foreign currencies indicated above were as follows:

	December, 31
	2006	2005
U.S. dollar	2.1380	2.3407
Euro	2.8204	2.7691
Pound	4.1854	4.0220

(s) Use of estimates: The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

(t) Reclassification: On October 3, 2005 CVM issued Deliberation n. 489/2005, which approved IBRACON Pronouncement NPC 22 on Provisions, Liabilities, Contingent Liabilities and Assets, which is effective beginning in fiscal year 2006.  Under this pronouncement, judicial deposits directly related to legal proceedings from which a contingent liability has been recorded are offset against such contingent liability.  Therefore, certain judicial deposits are recorded against noncurrent liabilities.  Because of this implementation in 2006, the Company reclassified judicial deposits of R$7.1 from noncurrent assets to noncurrent liabilities in the 2005 balance sheet.

4.         CASH AND CASH EQUIVALENTS

	2006	2005
Local currency (Brazilian reais):
Cash in banks	118.7	23.1
Highly liquid investments	55.0	112.2
	173.7	135.3
Foreign currency (principally U.S. dollars):
Cash in banks	23.1	0.9
Highly liquid investments	139.8	642.4
	162.9	643.3
	336.6	778.6

5. MARKETABLE SECURITIES

	2006	2005
Bank Deposit Certificate–CDB, denominated in reais, maturing in 2007	783.9	19.6
Brazilian Treasury notes:
- Fixed and floating income securities, denominated in U.S. dollars, maturing up to 2009	80.0	92.7
- Fixed income securities, denominated in euros, maturing up to 2006	—	4.4
Other – denominated in reais	—	14.0
	863.9	130.7

Current	783.9	39.1
Non-current	80.0	91.6

6. TRADE ACCOUNTS RECEIVABLE

	2006	2005
Current:
Trade accounts receivable	706.9	559.0
Less allowance for doubtful accounts	(5.3)	(3.3)
	701.6	555.7
Non-current:
Trade accounts receivable	24.8	22.3
Less allowance for doubtful accounts	(13.4)	(11.8)
	11.4	10.5

The trade accounts receivable balance includes R$99.3 as of December 31, 2005 related to receivables sold to FIDC (see note 3(d)). On August 28, 2006, FIDC was terminated.

The allowance for doubtful accounts of domestic customers is calculated based on historical losses on average receivable balances, while the allowance for doubtful accounts of foreign customers is determined based on analysis made on an individual customer basis. The Company uses selection and analysis procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, and the receivables are reclassified as non-current and allowance for doubtful accounts is recorded.

Changes in the allowance for doubtful accounts were as follows:

	2006	2005	2004
Balance at the beginning of year	15.1	14.6	20.4
Provision	6.3	4.6	3.1
Write-offs	(3.8)	(4.1)	(8.9)
Acquisition of Batávia	1.1	—	—
Balance at end of year	18.7	15.1	14.6

7. INVENTORIES

	2006	2005
Finished goods	231.4	194.9
Work-in-process	25.5	23.7
Raw materials	57.4	61.3
Supplies and packaging materials	102.6	87.7
Breeding stock	93.5	87.4
Livestock (poultry and hogs)	216.1	175.4
Advances to suppliers and imports in transit	10.1	15.7
	736.6	646.1

8.         RECOVERABLE TAXES

	2006	2005
ICMS (State VAT)	72.2	56.3
Income tax	99.6	33.3
PIS/COFINS (Federal Taxes to Fund Social Programs)	3.4	2.0
IPI (Federal VAT)	6.7	6.2
Other	3.2	3.6
	185.1	101.4

Current	146.9	83.2
Non-current	38.2	18.2

The recoverable income tax balance includes recoverable taxes arising from the favorable decision obtained by the Company regarding the Summer Plan (“Plano Verão”) (Note 9).  Such amounts will be used to offset future federal income taxes payable.

9.         INCOME TAXES

a)         Income and social contribution taxes reconciliation:

	2006	2005	2004
Income before taxes, profit sharing and minority interests	74.3	451.1	368.4
Nominal income tax rate (corporate income tax and social contribution) -%	34.0	34.0	34.0
Expense at nominal rates	(25.3)	(153.3)	(125.3)
Adjustment of taxes and contributions on:
Statutory profit-sharing	3.5	7.7	7.1
Interest on company’s capital	11.5	32.2	25.8
Equity in earnings of subsidiaries	(8.0)	(23.0)	(8.8)
Difference of tax rates on foreign earnings from subsidiaries abroad	33.1	70.3	53.8
Non-taxable revenues	7.3	2.8	0.4
Summer Plan (*)	33.4	—	—
Reversal of valuation allowance	1.8	—	—
Other adjustments	4.3	0.8	(0.3)
Income and social contribution tax credit (expense)	61.6	(62.5)	(47.3)

Current	26.4	(59.8)	(36.7)
Deferred	35.2	(2.7)	(10.6)

(*) During 2006, the Company obtained a final favorable and irrevocable decision from the federal courts in its suit related to the Summer Plan (“Plano Verão”).  Under the Summer Plan, the federal government published inflation rates to be used for the monetary correction of certain assets.  In January and February 1989, the inflation rates published by the federal government were understated.  As such, the monetary restatements for property, plant and equipment for these months were lower, resulting in less depreciation and, consequently, less tax benefits in subsequent years.  The favorable decision obtained in 2006 results in recoverable taxes to be applied against income tax payable. The Company recorded income of R$47.6, representing the tax benefit and the inflationary correction of such benefit (R$33.4 was recorded as a reduction of income tax and social contribution and R$20.7 was recorded in financial income, generating an additional tax expense of  R$6.5).

Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations. The following is a composition of the income before income taxes, current and deferred income tax expenses from foreign subsidiaries:

	2006	2005	2004
Taxable income from subsidiaries abroad	113.7	239.7	179.2
Current income tax from subsidiaries abroad	0.1	(2.4)	(11.4)
Deferred income tax from subsidiaries abroad	(5.7)	(8.8)	(2.9)

b)         Deferred Income Tax and Social Contribution are as follows:

	2006	2005
Tax loss carry-forwards (corporate income tax)	55.6	2.6
Negative calculation bases (social contribution)	11.3	2.8
Temporary differences:
Provisions for contingencies	37.0	31.4
Other temporary differences	(9.0)	(3.2)
Valuation allowance recorded by the subsidiary Batávia	(26.1)	—
	68.8	33.6

Current asset	44.2	5.9
Non-current assets	49.5	47.2
Long-term liabilities	24.8	19.5

In Brazil, the tax returns are subject to review by the authorities for a five-year period from the filing date. The Company could be subject to additional taxes, fines and interest as a result of  these reviews.

The subsidiary Batávia, acquired in 2006, has tax loss carry-forwards, negative calculation basis of social contribution and some temporary differences referred to non-deductible provisions.  Batávia recorded a valuation allowance of R$26.1 over the tax benefit arising from these items due to lack of profitability in the past years as the subsidiary has not reported income taxable until 2004.  The reversal of the valuation allowance will be recorded to the extent that the tax benefits are actually used by the subsidiary.

10.           GOODWILL AND OTHER INVESTMENTS

	2006	2005
Goodwill on acquisitions	84.5	16.2
Other investments	1.0	0.4
	85.5	16.6

See note 1 for a description of the acquisition activity.

11.           PROPERTY, PLANT AND EQUIPMENT

	Annual			2006	2005
	depreciation		Accumulated	Residual	Residual
	rate (%)	Costs	depreciation	value	value
Buildings and improvements	4	762.4	(209.5)	552.9	463.8
Machinery and equipment	10	983.6	(448.0)	535.6	368.9
Electric and hydraulic installations	10	84.9	(32.9)	52.0	47.1
Forests and reforestations	4	36.2	(9.5)	26.7	18.8
Other	12	45.2	(23.2)	22.0	14.9
Land		94.9	—	94.9	87.5
Construction-in-progress		286.3	—	286.3	105.8
		2,293.5	(723.1)	1,570.4	1,106.8

The Company capitalized interest of R$15.0 in 2006, R$5.8 in 2005 and nil in 2004 as constructions in progress.

12.           SHORT-TERM DEBT

	Annual charges (%)	2006	2005
Local currency:

Rural credit financing	8.75%	137.0	101.6
Working capital	CDI (*) + 2.63%	13.2	—
		150.2	101.6
Foreign currency:
Derivative financial instruments	% CDI (*) vs. exchange variation (US$and other currencies)	10.2	8.9
Advances on export contracts (ACC and ACE)	5.40% (2005 - 4.79%) + exchange variation (US$)	246.7	158.9
		256.9	167.8
		407.1	269.4
Current portion of long term debt		139.9	279.3
		547.0	548.7

(*) Interbank deposit certificate rate published by Banco Central do Brasil

The rural credit financing lines of credit are funded with a maximum maturity of 360 days and have no guarantees.

The advances on export contracts (“ACCs”) are liabilities with Brazilian banks, generally with maturity dates up to 360 days, payable through exports of products. After the Company delivers the export documentation to the funding banks, these liabilities are denominated advances for export contracts (“ACEs”) and are settled only when full payment has been made by the customer abroad.

13.           LONG-TERM DEBT

a) Financing:

	Annual charges (%)	2006	2005
Local currency:
Working capital	3.51% ( 2005-5.10%)	134.2	81.5
Working capital	50% IGP-M (*) + 4.00%	18.2	—
FIDC senior quota	95% CDI (**)	—	90.1
Property, plant and equipment	2.36% (2005-1 .98%)+ TJLP(***)	173.9	67.9
Debentures	6.00% + TJL P(***)	26.4	41.8
		352.7	281.3
Foreign currency (mainly U.S. dollar):
Working capital	6.86% ( 2005-5.81%)	418.3	515.5
Export prepayment	6.87% ( 2005-5.46%)	628.5	602.9
Property, plant and equipment	8.91% ( 2005-9.76%)	27.5	5.0
		1,074.3	1,123.4
		1,427.0	1,404.7
Current portion of long-term debt		(139.9)	(279.3)
Long-term debt		1,287.1	1,125.4

(*) Market General Price Index, published by the Fundação Getúlio Vargas

(**) Interbank deposit certificate published by the Banco Central do Brasil

(***) Long-term interest rate published by the Brazilian National Bank for Economic and Social Development (“BNDES”)

b) Maturity schedule:

2008	107.6
2009	461.7
2010	442.7
2011	77.9
2012 and thereafter	197.2
1,287.1

c) Debentures:

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$ 1 (one Real) and with the maturity dates from June 15, 2001 to June 15, 2010; as of December 31, 2006, 61,903 debentures had matured.

d) Collateral:

As of December 31, 2006 loans in the amount of R$254.7 were secured by mortgages in the amount of R$192.4 (BNDES), R$57.0 (FINEP), R$5.3 (Banco do Brasil), and loans in the amount of R$6.2 were secured by liens on the assets acquired using the loans in the amount of R$4.2 (Tetra Pak), R$1.0 (Banco Safra) and R$0.9 (others).

e) Covenants:

Foreign currency loans for working capital and export prepayment contain covenants that if not met may accelerate the maturity dates of such loans.  At December 31, 2006 and December 31, 2005, the Company was in compliance with all such covenants.

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

The Company is involved in some legal proceedings for which the amount of probable losses is not known or cannot be reasonably estimated.

The roll forward on the provision for contingencies during 2006 is summarized as follows:

	Balances on 12.31.05	Batávi a (*)	Addition s	Reversal s	Payment s	Monetary correction	Balances on 12.31.06
Tax (i)	112.9	—	23.1	(45.4)	(3.3)	7.6	94.9
Labor (ii)	16.3	1.1	11.2	(2.2)	(3.2)	4.4	27.6
Civil, commercial and other (iii)	4.3	0.6	0.5	(0.6)	(0.4)	0.2	4.6
(-) Judicial deposits	(7.2)	(0.2)	(2.7)	1.9	—	—	(8.2)
	126.3	1.5	32.1	(46.3)	(6.9)	12.2	118.9

(*) Balances from the acquisition of Batávia S.A. on May 26, 2006.

(i) Of the total tax contingencies for which there were provisions as of December 31, 2006, R$32.5 (R$49.3 as of December 31, 2005) related to actions regarding the IRPJ (income tax) and CSSL taxes (social contribution), particularly credits related to the special adjustment for inflation (Real Plan) and full deductibility of tax losses; these matters were the object of judicial proceedings but until that date were not recognized in the highest court of the judicial realm.

The Company is also challenging the increase in rates and the calculation base of the PIS—Programa de Integração Social and COFINS—Contribuição para Financiamento da Seguridade Social taxes and has established a provision of R$17.6 (R$31.9 as of December 31, 2005) referring to these taxes. In 2006, Perdigão Agroindustrial S.A. obtained a final favorable decision and reversed the contingency provision related to PIS.

The Company has a provision for a contingency in the amount of R$18.5 (R$11.1 as of December 31, 2005) relating to a judicial action for nonpayment of the CPMF—Contribuição Provisória sobre Movimentação Financeira charge on the income from exports.

The other tax contingencies refer to judicial claims relating to the following: ICMS—Imposto sobre Circulação de Mercadorias e Serviços (state value-added tax on sales and services), Funrural and SEBRAE—Serviço Brasileiro de Apoio às Micro e Pequnas Empresas, in an amount of R$26.3 (R$20.6 as of December 31, 2005).

(ii) The Company and its subsidiaries have 1,609 individual labor claims in progress totaling R$404.3 (973 individual claims totaling R$219.8 as of December 31, 2005), mainly related to overtime, salary inflation adjustments demanded for the periods prior to the institution of the Real (R$), and lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. The Company set up a provision based on past history of payments and on the opinion of the Company’s Management and legal counsel to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits regarding traffic accidents, property damage, physical casualties and others. There are 782 cases totaling R$104.2 (596 cases totaling R$73.1 as of December 31, 2005) for which the provision for losses, when applicable, is based on the opinion of the Company’s legal counsel.

The Company is discussing the levy of PIS and Cofins on interest on shareholders’ equity in the amount of R$23.5. Based on analysis of the Management and supported by the opinion from the legal counsel, the loss is classified as possible and no provision was recorded.

The Company is involved in other tax and social security contingences in the amount of R$62.7 which, based on analysis of the Management and supported by its legal counsel, the loss is classified as possible and no provision is maintained.

The Company is party to a legal proceeding involving an alleged breach of contractual clause, for which is not possible to estimate the amount of any liability.  Management does not expect to incur significant losses in the matter.

b)         Unrecognized contingent tax assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by management and legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence has been rendered.

c)         Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for the acquisition of raw materials—mainly, corn, soybeans and hogs and certain service agreements related to the activities. As of December 31, 2006, firm commitments under these agreements amounted to R$518.0 (R$491.5 as of December 31, 2005).

d)         Rents and Lease commitments

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases in 2006 totaled R$26.6 (R$28.7 in 2005) and future commitments can be summarized:

2007	19.9
2008	7.6
2009	6.2
2010	4.7
2011 and thereafter	12.2
50.6

15.           SHAREHOLDERS’ EQUITY

a)     Capital

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 the conversion of all of the Company’s outstanding preferred shares into common shares was approved. During the same Shareholders’ Meeting, a three-for-one share split was also approved, effective April 12, 2006.

On October 27, 2006, the Company made a public offering of 32,000,000 common shares, no par value, corresponding to 23.96525% of its capital stock, including common shares in the form of American Depositary Shares (ADS’s), represented by American Depositary Receipts (ADR’s), at the price of R$25.00 per common share, totaling R$800.0.  On November 1, 2006, the Company received the funds related to this offering.

On December 31, 2006 the Company’s capital was represented by 165,957,152, registered, no par value common shares. Foreign investors held 49,988,228 shares (35,304,081 as of December 31, 2005) of which 3,647,170 shares (3,684,786 as of December 31, 2005) were represented by 1,823,585 (1,842,393 as of December 31, 2005) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of R$1.89 per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 180,000,000 common shares, registered and without par value.

All shares have equal rights to a dividend of not less than 30% of net income, in accordance with the Company’s Articles of incorporation.

b)     Appropriation of income

According to the Company’s bylaws and Brazilian Corporate Law, management’s proposal for distribution of the current year’s net income, subject to the approval of the annual shareholders’ meeting is as follows:

b.1) Legal Reserve: 5% of the net income for the year, limited to 20% of the share capital.

b.2) Dividends and interest on shareholders’ equity: corresponds to 30.7% of net income adjusted by legal reserve, according to the current law.

b.3) Reserve for capital increase: 20% of the net income for the year, limited to 20% of the share capital.

b.4) Reserve for expansion: allocation of the remaining income, based on the budgeted capital expenditures.

b.5) Proposed distribution of net income by the management and composition of reserve balances:

	Limit over share	Income appropriation		Balance of reserves
	capital %	2006	2005	2006	2005
Interest on shareholders’ equity	—	31.5	94.8	—	—
Dividends	—	3.7	13.5	—	—
Legal reserve	20	5.7	18.1	46.1	40.4
Reserve for capital increase	20	22.9	72.2	95.1	72.2
Reserve for expansion	80	50.7	162.6	364.1	313.4
Unrealized profits	—	2.8	(0.2)	0.4	(2.4)
		117.3	361.0	505.7	423.6

c)     Composition of capital

The share ownership position of the controlling shareholders who are part of the Shareholders’ Voting Agreement and/or direct holders of more than 5% of the voting share capital at December 31, 2006 is as follows:

	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil	26,017.8	15.68
PETROS – Fund. Petrobrás Seg. Soc.	19,576.6	11.80
Fund. Telebrás Seg. Social – SISTEL	8,549.1	5.15
FAPES (Fund. Assist. Prev. Soc.) – BNDES	6,122.6	3.69
VALIA – Fund. Vale do Rio Doce	6,874.1	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738.4	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,711.5	2.24
Previ – Banerj	1,997.6	1.20
	77,587.7	46.75
Others	88,369.5	53.25
	165,957.2	100.00

16.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)       Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net exposure and a forecast of future cash flows.

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

The Company is also exposed to interest rate risk, mainly through the swap contracts that are indexed to CDI and Exchange Coupon and several currencies.

c)       Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liability amounts. The Company’s primary exposures to foreign currency exchange variations are to the U.S. dollar, euro and pound sterling against the real. The Company aims to hedge its exposure to foreign currencies through balancing its foreign currency denominated assets against its foreign currency denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	2006	2005
Cash, cash equivalents and highly liquid investments (short- and long-term)	243.9	740.4
Swap agreements (notional amounts), net	318.9	154.2
Short- and long-term debt	(1,321.0)	(1,282.3)
Other operating assets and liabilities, net	520.1	189.3
	(238.1)	(198.4)

The Company’s outstanding derivative position at December 31, 2006 and 2005 is as follows:

Instrument	Receive	Pay	Notional amount	2006 Unrealized Gain/ (Loss)
Swap	US$	R$	310.4	(10.3)
Swap	US$	Euro	8.5	0.1
			318.9	(10.2)

Instrument	Receive	Pay	Notional amount	2005 Unrealized Gain/ (Loss)
Swap	US$	R$	154.3	(8.9)
				(8.9)

In 2006, the losses on derivatives recognized as interest expenses amounted to R$35.1 (R$42.7 on 2005).

d)       Commodities risk management

In the normal course of its operations, the Company buys commodities, mainly corn and soy meal used to produce animal feed and hogs for slaughtering, which are the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal offer and levels of demand in the international market, among other factors.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”, which means the price of these purchased grains will be defined in the future, according to a future market price.

As of December 31, 2006 there were no commodities derivatives outstanding and during the period the Company has not entered any derivative agreements involving commodities.

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

	Book value	Fair value
Cash and cash equivalents	336.6	336.6
Marketable securities	863.9	868.4
Trade accounts receivable	701.6	701.6
Loans and financing	(1,823.9)	(1,811.0)
Trade accounts payable	(486.5)	(486.5)
Unrealized losses on derivatives (swaps)	(10.2)	(11.3)
	(418.5)	(402.2)

17.           FINANCIAL EXPENSES, NET

	2006	2005	2004
Expenses:
Interest expense	(172.5)	(141.8)	(189.8)
Exchange variation	48.5	71.5	40.7
Financial transactions tax (CPMF)	(28.7)	(23.0)	(21.5)
Offering expenses (Note 15 a)	(34.5)	—	—
Other expenses	(1.4)	(0.7)	(5.6)
	(188.6)	(94.0)	(176.2)
Income
Interest income	70.9	53.2	94.1
Summer Plan	20.7	—	—
Exchange variation	(13.6)	(9.2)	(7.4)
Losses from translation effects of investments abroad	(23.7)	(67.9)	(26.0)
Other income (expense)	5.0	35.2	(2.3)
	59.3	11.3	58.4
	(129.3)	(82.7)	(117.8)

Exchange variation represents foreign exchange gains (losses) on financial assets or liabilities, as the case may be.

18.  STATEMENTS OF CASH FLOWS

	2006	2005	2004
Cash flows from operations:
Net income	117.3	361.0	295.6
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	7.1	—	—
Depreciation, amortization and depletion	138.8	114.1	101.5
Amortization of goodwill	7.4	3.2	3.8
Accrued interest and exchange variations	33.4	72.4	30.0
Gain (loss) on dispositions of permanent assets	0.4	(2.4)	1.0
Deferred taxes	(39.2)	2.7	22.8
Settlement of Summer Plan	(47.6)	—	—
Provision/reversal for contingencies	(14.2)	9.3	4.4
Other provisions	1.7	2.8	1.2
Changes in operating assets and liabilities:
Trade acounts receivable	(72.5)	(35.7)	(45.0)
Inventories	(67.2)	(64.1)	100.3
Other assets	(45.6)	8.3	(1.1)
Trade acounts payable	106.6	1.7	(1.5)
Payment of contingencies	(7.0)	(9.2)	(4.0)
Payroll and related charges	7.2	16.3	20.5
Other liabilities	(29.5)	(1.2)	10.4
Net cash provided by operating activities	97.1	479.2	539.6

Cash flows from investing activities:
Investments in marketable securities	(972.8)	(112.7)	(351.3)
Proceeds from sales and maturities of marketable securities	258.2	167.3	362.6
Business acquisitions, net of cash acquired	(113.4)	(7.9)	—
Additions to property, plant and equipment	(506.0)	(266.3)	(110.5)
Pre-operating expenses and software development	(16.4)	(35.2)	(19.4)
Proceeds from disposals of permanent assets	14.2	12.6	15.8
Net cash used in investing activities	(1,336.2)	(242.2)	(102.8)

Cash flows from financing activities:
Debt issuances	1,655.8	1.913.0	1.384.7
Repayments of debt and related interest	(1,592.8)	(1.498.8)	(1.974.9)
Interest on shareholders’ equity and dividends	(61.8)	(85.2)	(86.0)
Issuance of shares	800.0	—	—
Capital distribution to minority shareholders	(4.1)	—	—
Net cash provided by (used in) financing activities	797.1	329.0	(676.2)

Decrease (increase) in cash and cash equivalents	(442.0)	566.0	(239.4)

Changes in cash and cash equivalents:
At beginning of year	778.6	212.6	452.0
At end of year	336.6	778.6	212.6
Decrease (increase) in cash and cash equivalents	(442.0)	566.0	(239.4)
Supplemental cash flow disclosure:
Interest paid	138.9	93.6	57.3
Income and social contribution taxes paid	0.7	0.1	—

Reclassifications have been made to the cash flows from operations for 2005 and 2004 to conform them to the 2006 presentation. These reclassifications were made to reflect the changes due to exchange variation of the balance of trade accounts receivable, trade accounts payable, provision for contingencies and other provisions in the “accrued interest and exchange variation” line.

19.           INSURANCE

The main insurance coverage the following: (a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories in the amount of R$1,644.8 (R$1,395.4 at December 31, 2005); (b) domestic and international transportation, for which the amounts are calculated based on the registered cargo; and (c) other coverage, including valuables, civil liability and vehicles.

20.           SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão – Sociedade de Previdência Privada (“PSPP”), (a private pension foundation sponsored by Perdigão Agroindustrial S.A.), began its activities, which are to provide supplemental retirement benefits for the employees.  The PSPP is a defined contribution plan.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the last review occurred in December 2006.  The plan had 18,926 and 19,556 participants at December 31, 2006 and 2005, respectively. The following are details of the plan:

	2006	2005
Participants	18.9	19.6
Equity of the pension plan	109.9	88.5
Sponsor’s contributions:	5.7	5.2
Basic contribution	5.2	4.7
Past services	0.5	0.5
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	4.7	5.7
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	108.2	86.8

Although the PSPP is a defined contribution plan, it has a defined feature, for which the actuarial obligations refer to the present value of future benefits for inactive participants, as the benefit (life annuity) is fixed beginning from the retirement date.  In accordance with the mortality table AT-83, the current amount of the defined benefit obligation, which covers 28 participants is R$4.6.

The amount of the sponsor’s contributions that are not used for benefits payment, in case of voluntary dismissal of the participant, will constitute a fund that can be used to offset against the future contributions of the sponsors.  The asset presented in the fund balance in the amount of R$2.4 was booked for in “other assets” by the Company.

21.    SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

21.1.1. Description of differences between Brazilian and U.S. GAAP

The consolidated financial statements of the Company are prepared in accordance with Brazilian GAAP which comply with those prescribed by Brazilian Corporate Law and specific standards established by CVM and IBRACON. Note 3 summarizes the principal accounting practices adopted by the Company.

The Company has elected to use Brazilian GAAP financial statements as its primary financial statements. The Company’s accounting practices which differ significantly from U.S. GAAP are summarized below:

(a) Supplementary inflation restatements in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (collectively, “permanent assets”) and shareholders’ equity, and reported the net charge or credit in the statement of operations.

However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore, the financial information for purposes of U.S. GAAP for the two-year period ended December 31, 1997 included additional inflation restatement adjustments made by applying the IGP-M (General Price Index - Market) to permanent assets and shareholders’ equity.

For purposes of the U.S. GAAP reconciliation (set forth in Note 21.2), shareholders’ equity, at

December 31, 2006, 2005 and 2004, has been increased due to the additional inflation restatement adjustments, net of depreciation, and net income has been adjusted for the resulting depreciation charges for the years ended December 31, 2006, 2005 and 2004.

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

For U.S. GAAP purposes, the revaluation of fixed assets and the related deferred tax effects have been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation.  In addition, the depreciation of such revaluation charged to income has been eliminated for U.S. GAAP reconciliation purposes.

(c) Pre-operating expenses and software development

Brazilian GAAP permits deferral of certain intangibles, pre-operating expenses and new system acquisition and installation costs, which are recorded at cost and amortized over a period from five to ten years.

For U.S. GAAP purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed. The capitalizable amounts, mainly related to the purchase and installation or development of software according to Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Development or Obtained for Internal Use”, have been reclassified to property, plant and equipment and have been amortized for U.S. GAAP purposes over five years on a straight-line basis. In addition, certain charges treated as pre-operating costs under Brazilian GAAP are considered fixed assets for U.S. GAAP.

(d) Capitalization of interest costs related to construction-in-progress

As from 1996, the CVM has required the capitalization of interest costs, net of monetary gains, incurred as part of the production or acquisition costs of property, plant and equipment. Exchange gains and losses may be capitalized only if they exceed monetary correction. The Company has capitalized interest costs since 1999 and in 2005 adopted the same accounting policy for both Brazilian GAAP and U.S. GAAP.

According to Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of

Interest Costs”, for U.S. GAAP purposes, interest incurred during the construction phase should be included in the cost of such asset items. The exchange variation on debt denominated in foreign currency is not capitalized. Capitalized interest is amortized over the useful life of the assets.

(e) Derivatives and other financial instruments

Under Brazilian GAAP, derivatives are accounted for using the accrual method and there are certain  disclosure requirements related to the type and details of such financial instruments. There are no specific rules regarding hedge accounting.

Under U.S. GAAP, derivatives are marked to market. Hedge accounting has not been applied to any of the Company’s derivative financial instruments in the presented periods for U.S. GAAP purposes.

(f) Dividends proposed but not yet approved

Under Brazilian GAAP, at each year-end, the Company’s management is required to propose and accrue a minimum dividend distribution based on net income. Additionally, the Company may elect to distribute dividends in excess of the minimum mandatory dividend. For Brazilian GAAP purposes, such discretionary dividends are accrued when declared. Under Brazilian GAAP, companies are permitted to distribute or capitalize, subject to certain limitations, dividends in the form of interest on shareholders’ equity (which interest is calculated based on a government interest rate). Interest on shareholders’ equity is deductible for tax purposes and is presented as a deduction from shareholders’ equity.

Under U.S. GAAP, because the minimum mandatory dividend meets the definition of a liability when it is declared by the Company, it is accrued at such time. Because any unpaid discretionary dividends would require approval at the annual shareholders’ meeting, such dividends would not be considered as declared at the balance sheet date and, therefore, would not be treated as accrued for U.S. GAAP purposes.

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

For U.S. GAAP, according to SFAS No. 141, “Business Combinations”, goodwill arises from the difference between the price paid and the fair value of all assets and liabilities acquired, including any existing intangible assets. Additionally, SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. SFAS No. 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there is no impairment recorded for U.S. GAAP purposes. Management is making annual assessments of goodwill as required by SFAS No. 142.

The goodwill amortization recorded under Brazilian GAAP has been reversed for U.S. GAAP purposes in the reconciliations of net income and shareholders’ equity.

(i) Batávia acquisition

As mentioned in Note 1, the Company acquired 51% of the outstanding shares of Batávia for R$113.4 (net of cash acquired of R$2.6). Under U.S. GAAP, other acquisition costs in the amount of R$0.5 was charged to expenses.

The cost to acquire Batávia has been allocated to the assets acquired and liabilities assumed, according to estimated fair values and goodwill has been determined in accordance with the purchase method of accounting prescribed by SFAS No. 141, which resulted in the identification of goodwill as shown below.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

The purchase price of the transaction was allocated as follows:

Fair value increments:
Inventories(a)	1.9
Property, plant and equipment(b)	95.5
Trademark(c)	45.2
Supplier relationship(c)	9.1
Commercial distributors relationship(c)	6.6
Long-term debt(d)	10.5
Deferred tax liability	(57.4)
Adjustments to fair value	111.4
Remaining net book value under U.S. GAAP of identifiable net assets which approximate fair value	80.2
Total net assets	191.6
Interest acquired	51%
Net assets acquired	97.7
Acquisition cost (net of other acquisition costs expensed under U.S. GAAP)	112.9
Cash acquired	2.6
Put option granted to minority shareholders’ at the time of acquisition	17.4
Goodwill recorded under U.S. GAAP	35.2

Under the terms of the agreement, the minority shareholders have the option to sell the remaining shares of Batávia to the Company over two years from the acquisition date.  The settlement may be made either in cash or in shares of the Company.  The initial fair value of the put options amounting to R$17.4 was included in the purchase price allocation as a credit to minority interest balance.  The Company will adjust the carrying value of the put options to equal the redemption value at each balance sheet date.  The adjustment to redemption value will be recorded directly through retained earnings, generating a deemed dividend, with an increase in the minority interest.

At December 31, 2006 the redemption value of the put options was R$22.1 and the deemed dividend for the period ending December 31, 2006 was R$4.7.

As of December 31, 2006, this goodwill is deductible for tax purposes.

Following are the components of the U.S. GAAP adjustment in net income and shareholders’ equity related to such acquisition as of December 31, 2006:

Differences in net income:
Reversal of goodwill amortization according to Brazilin GAAP	2.5
Other acquisition costs charged to expenses under U.S. GAAP	(0.5)
Realization of fair value adjustment to inventory	(1.0)
Amortization of supply relationship	(1.8)
Commercial distributor relationship	(0.3)
Fair value adjustment to long-term debt	(0.3)
Depreciation of fair value adjustment to property, plant and equipment	(3.4)
Adjustment before income tax effect	(4.8)

Difference in shareholders’ equity
Reversal of goodwill recorded under Brazilian GAAP	(73.0)
Goodwill recorded under U.S. GAAP	34.5
Benefit applied to reduce goodwill	0.7
Fair value adjustment to property, plant and equipment	45.2
Fair value adjustment to long-term debt	5.1
Trademarks	23.1
Supply relationship	2.8
Commercial distributor relationship	3.1
Put option	(22.1)
Adjustment before income tax effect	19.4

(a) The fair value adjustment to inventory was entirely realized during June 2006 based on its turnover.

(b) The fair value adjustment to property, plant and equipment is being depreciated over the remaining useful life (approximately 12 years) of the related assets.

(c) Of the R$31.1 acquired intangible assets (51% of the identified intangibles), R$23.1 was assigned to registered trademarks that are not subject to amortization. The remaining R$8.0 of acquired intangible assets have a weighted-average useful life of approximately 4.5 years. The intangible assets that make up that amount include supply relationship of R$4.7 (1.5-year weighted-average useful life) and commercial distributor relationship of R$3.3 (7.5-year weighted-average useful life).

(d) The fair value adjustment to long-term debt is being amortized over the remaining term of the related debt agreement.

The deferred tax effects of the net income and shareholders’ equity adjustments related to the Batávia acquisition of R$1.6 and R$(27.5), respectively, are included in the reconciliations of net income and shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.

The following table summarizes the Company’s pro forma financial information for the yeas ended December 31, 2006 and 2005, in accordance with Brazilian GAAP, as if the Batávia acquisition occurred at the beginning of the years presented. The pro forma adjustment is related to the amortization of goodwill. This pro forma financial information is presented for comparative purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition occurred at the beginning of each year or future results.

Amounts Under Brazilian GAAP	2006	(Unaudited) 2005
Net sales	5,416.5	5,596.7
Operating income	201.7	572.7
Net income	111.8	355.1
Basic and diluted earnings per share (1) in R$	0.68	2.66

(1) For comparison purposes, the earnings per share computation reflects the three-for-one share split for all years presented.

ii) Other acquisitions

During 2005, the Company acquired 100% of Mary Loize Indústria de Alimentos Ltda., Mary Loize Indústria e Comércio de Rações Ltda. (both renamed to Perdigão Agroindustrial Mato Grossos Ltda.) and Incubatório Paraíso Ltda. and in 2001, the Company acquired 100% of Frigorífico Batávia S.A. (both merged into Perdigão Agroindustrial S.A.). Under U.S. GAAP, the Company has recorded such acquisitions based on the fair value of the assets acquired and liabilities assumed and certain intangible assets and has determined goodwill in accordance with purchase accounting method. Goodwill amortization recorded under Brazilian GAAP has been reverted under U.S. GAAP.

The following table summarizes pro forma U.S. GAAP financial information for 2005  assuming that the Mary Loize Indústria and Incubatório Paraíso acquisitions occurred at the beginning of the years presented.  This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the acquisitions occurred at the beginning of each year or of future results.

Amounts Under Brazilian GAAP	(Unaudited) 2005
Net sales	5,173.4
Net income	344.1
Basic and diluted earnings per share (1) in R$	2.58

(1) For comparison purposes, the earnings per share computation reflects the three-for-one share split for the year presented.

(h) Marketable securities

Under Brazilian GAAP, marketable securities are recorded at acquisition cost plus income earned and adjusted to market value, if lower, in case a loss is considered to be other than temporary.

For U.S. GAAP purposes, debt securities are classified under guidance of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities”, as either held-to-maturity securities, trading securities or available-for-sale securities.

The Company’s securities are classified as available-for-sale and are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains, arising from the difference between the carrying amount and the fair market value, are included directly in shareholders’ equity as other comprehensive income. At December 31, 2006, the amount of R$3.0 (net of income taxes) was recorded, from available-for-sale debt securities, as unrealized gain (R$1.6, net of income taxes, at December 31, 2005) in shareholders’ equity.

The following is a summary of the available-for-sale securities:

	At December 31, 2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Bank Deposit Certificate–CDB, denominated in reais	783.9	—	—	783.9
Brazilian Treasury notes:
- Fixed and floating income securities denominated in U.S. dollars	80.0	4.5	—	84.5
	863.9	4.5	—	868.4

	At December 31, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Bank Deposit Certificate–CDB, denominated in reais	19.6	—	—	19.6
Brazilian Treasury notes:
- Fixed and floating income securities denominated in U.S. dollars	92.7	2.0	—	94.7
- Fixed income securities denominated in euro	4.4	0.4	—	4.8
Other – denominated in reais	14.0	—	—	14.0
	130.7	2.4	—	133.1

Contractual maturities of available for sale securities at December 31, 2006 are as follows :

	Amortized cost	Estimated fair value
Due in 2007	783.9	783.9
Due till 2009	80.0	84.5
Total	863.9	868.4

(i)  Expenses of public offering of shares

Under Brazilian GAAP, the costs associated with the public offering of the common shares, in the amount of R$22.7 were charged to financial expenses in 2006.

Under U.S. GAAP, the proceeds of the public offering which increased the Company’s share capital are presented net of these costs.

(j)  Minority interest

Minority interest corresponds to the portion of equity and net income attributable to shareholders’ other than the Company.

As detailed in Note 1, the subsidiary Batávia S.A. is not wholly owned by the Company and therefore the U.S. GAAP adjustments identified for such subsidiary are allocated to their respective minority shareholders based on their participation.  Minority interest also includes the redemption value of the put option granted to the minority shareholders of Batávia (see note 21.1 (g)).

(k) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP.

The Company has reclassified its statement of operations under the Brazilian GAAP to present a condensed income statement in accordance with U.S. GAAP (Note 21.4.2).

The reclassifications are summarized as follows:

• Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. These amounts have been reclassified to non-operating income and expenses in the condensed income statement in accordance with U.S. GAAP.

•  Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as operating income.

•  The net income differences between Brazilian GAAP and U.S. GAAP (Note 21.2.1), have been incorporated in the condensed income statement in accordance with U.S. GAAP.

•  Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of operations in accordance with Brazilian GAAP. These amounts have been reclassified to operating expenses in the condensed consolidated income statement in accordance with U.S. GAAP.

(l) Classification of balance sheet line items

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

(m) Different classification on the statements of cash flows

Under Brazilian GAAP, the effects of exchange rate changes on cash and cash equivalents denominated in foreign currencies, amounted to R$(33.4), R$(52.2) and R$(8.6) in 2006, 2005 and 2004, respectively, and have been included as operating cash flow. Under U.S. GAAP, these effects should be segregated as a specific line item on the cash flow statement and would not affect the operating, investing or financing activities.

Additionally, interest paid on loans is recorded under Brazilian GAAP as a non-operating financing activity while under U.S. GAAP interest paid is classified as an operating activity. Interest paid amounted to R$138.9, R$93.6 and R$57.3 in 2006, 2005 and 2004, respectively.  Considering the above-mentioned reclassifications in the cash flows, in accordance with U.S. GAAP the net cash provided by operating activities would have been R$(8.4), R$437.8 and R$490.9, the net cash provided by (used in) investing activities would not change and the net cash provided by (used in) financing activities would have been R$936.0, R$422.6 and R$(618.9) for the period ended December 31, 2006, 2005 and 2004, respectively.

21.2. Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Net income and shareholders’ equity adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP are as follows:

21.2. 1. Net Income

	Note		2006	2005	2004
Net income under Brazilian GAAP as reported in the accompanying consolidated financial statements			117.3	361.0	295.6
Different criteria for:
Depreciation of monetary restatement of 1996 and 1997	21.1	(a)	(4.1)	(3.5)	(5.9)
Reversal of depreciation on fixed assets revaluation	21.1	(b)	0.5	3.1	7.7
Net reversal of deferred charges – nonallowable deferred charges	21.1	(c)	8.7	(7.3)	(23.7)
Capitalization (reversal ) of financial costs during construction-in-progress, net of depreciation	21.1	(d)	—	—	2.6
Gains (losses) on derivatives based on fair value	21.1	(e)	(0.6)	(0.4)	8.0
Business acquisitions:					—
Batávia	21.1	(g)	(4.8)	—	—
Other acquisitions	21.1	(g)	3.2	2.0	3.8
Allocation of employees’ profit sharing to inventories			—	(1.0)	0.3
Expenses incurred in the public offering of common shares (net of tax)	21.1	(i)	22.7	—	—
Minority interest on U.S. GAAP adjustments	21.1	(j)	(0.2)	—	—
Deferred tax effects of U.S. GAAP adjustments			(0.9)	2.6	3.8
Net income under U.S. GAAP			141.8	356.5	292.2

Basic and diluted earnings per share under U.S. GAAP			0.99	2.67	2.19
Basic and diluted earnings per ADS under U.S. GAAP			1.97	5.34	4.38
Average outstanding shares under U.S. GAAP			138,860	133,527	133,527
Average outstanding ADSs under U.S. GAAP			69,430	66,763	66,763

21.2.2 Shareholders’ Equity

	Note		2006	2005
Shareholders’equity under Brazilian GAAP as reported in the accompanying consolidated financial statements			2,104.9	1,222.8
Different criteria for:
Monetary restatement in1996 and 1997	21.1	(a)	38.0	39.7
Reversal of fixed assets revaluation, net of depreciation	21.1	(b)	(35.2)	(35.7)
Net reversal of deferred charges—non-allowable deferred charges	21.1	(c)	(53.9)	(60.7)
Capitalization (reversal) of financial costs during construction in progress, net of depreciation	21.1	(d)	(3.1)	(3.3)
Gain (losses) on derivatives based on fair value	21.1	(e)	(1.0)	(0.4)
Reversal of dividends declared but not yet approved	21.1	(f)	4.2	13.5
Business acquisitions:
Batávia	21.1	(g)	19.4	—
Other acquisitions	21.1	(g)	16.5	13.3
Unrealized gains on securities available-for-sale	21.1	(h)	4.5	2.4
Minority interest on U.S. GAAP adjustments	21.1	(j)	(0.9)	—
Deferred tax effect of U.S. GAAP adjustments			(26.6)	4.5
Shareholders’ equity under U.S. GAAP			2,066.8	1,196.1

21.3.  Additional disclosures required by U.S. GAAP

21.3.1.   Termination benefits

The Company is required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account (40% to the employee and 10% to the Government), for the period such employee worked for the Company. The total termination compensation actually paid in the years ended December 31, 2006, 2005 and 2004 was R$7.4, R$5.8 and R$4.2, respectively.

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

The following tables present information about the Company’s reportable segments according to Brazilian GAAP as used by the chief operating decision maker:

Net Sales:

	2006	2005	2004
Domestic Market
Poultry	189.6	150.1	110.2
Pork/Beef	56.6	30.3	35.7
Elaborated and processed products	2,276.7	1,890.7	1,710.2
Milk	101.0	—	—
Others sales	169.1	241.4	302.5
	2,793.0	2,312.5	2,158.6
Exports
Poultry	1,326.7	1,651.0	1,721.7
Pork/Beef	568.4	578.4	456.2
Elaborated and processed	521.6	601.6	543.0
Others sales	—	1.7	3.8
	2,416.7	2,832.7	2,724.7
	5,209.7	5,145.2	4,883.3

Operational income before financial expenses and other:

	2006	2005	2004
Domestic market	160.2	189.4	191.4
Exports	31.2	357.9	306.9
	191.4	547.3	498.3

The following table presents export net sales by geographic region:

	2006	2005	2004
Europe	666.8	798.4	853.3
Far East	619.4	736.3	757.2
Middle East	509.7	523.2	516.9
Eurasia (including Russia)	433.0	610.9	462.2
Americas / África	187.8	163.9	135.1
	2,416.7	2,832.7	2,724.7

21.3.3.   Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2006	2005
Batavo brand	23.1	—
Supply relationship	4.6	1.4
Commercial distributor relationship	3.4	—
	31.1	1.4
Accumulated amortization	(2.1)	(0.4)
	29.0	1.0

21.3.4.   Comprehensive income

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

21.3.5.   Earnings per Share

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the period.

Under U.S. GAAP, in accordance with SFAS No. 128, “Earnings per Share”, the earnings per share disclosure in the statement of operations is required for public companies. A dual presentation is required: basic earnings per share and diluted earnings per share. Computation of earnings per share data should be based on the weighted average number of shares outstanding during each period presented. Earnings per share includes an adjustment to net income related to changes in the carrying value of the put option granted to minority shareholders of Batávia. Such changes in redemption value are treated as a deemed dividend The effects of certain transactions, such as share splits and share dividends, are reflected retroactively.

21.3.6.   Recently issued accounting pronouncements under U.S. GAAP

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In July 2006, the FASB issued FIN Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for

Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In March 2006, the FASB Issued Emerging Issues Task Force (“EITF”) No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)”. EITF-3 provides criteria to determine whether various non-income taxes assessed by governmental authorities should be presented gross or net in an entity’s statement of operations. This issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

21.4.   U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, the Company´s consolidated balance sheets, income statements and statements of changes in shareholders´equity have been recast in condensed format in accordance with U.S. GAAP as follows:

21.4.1.   Condensed balance sheets under U.S. GAAP

	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	336.6	778.6
Marketable securities	783.9	39.1
Trade accounts receivable, net	701.6	555.7
Inventories	736.6	646.1
Other	286.3	169.1
	2,845.0	2,188.6
Non-current assets:
Marketable securities	84.5	94.0
Other assets	110.2	114.2
Intangible assets	29.0	1.0
Property, plant and equipment	1,658.0	1,144.9
Goodwill	55.9	22.2
	1,937.6	1,376.3

Total assets	4,782.6	3,564.9

	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short- term debt and current portion of long-term debt	548.0	539.8
Trade accounts payable	486.6	332.6
Other	213.8	244.4
	1,248.4	1,116.8
Non-current Liabilities:
Long-term debt	1,282.0	1,124.5
Provision for contingencies	118.9	126.4
Other	4.5	1.1
	1,405.4	1,252.0
Minority interest	62.0	—
Total liabilities	2,715.8	2,368.8

Shareholders’ equity	2,066.8	1,196.1

Total liabilities and shareholders’ equity	4,782.6	3,564.9

21.4.2.  Condensed income statements under U.S. GAAP

	2006	2005	2004
Net sales	5,209.8	5,145.2	4,883.3
Cost of sales	(3,868.5)	(3,687.3)	(3,536.2)
Gross profit	1,341.3	1,457.9	1,347.1

Operating expenses:
Selling, general and administrative expenses	(1,157.5)	(939.7)	(878.1)
Other operating expenses, net	12.1	(18.7)	(26.1)
	1,145.4	(958.4)	(904.2)
Operating income	195.9	499.5	442.9

Non-operating income:
Financial expenses, net	(107.5)	(83.1)	(107.2)

Income before income taxes	88.4	416.4	335.7
Current income taxes	56.7	(59.8)	(36.8)
Deferred income taxes	4.0	(0.1)	(6.7)
Minority interest	(7.3)	—	—
Net income	141.8	356.5	292.2

21.4.3.  Statements of comprehensive income under U.S. GAAP

	2006	2005	2004

Net income	141.8	356.5	292.2
Unrealized gains on securities available for sale, net of income tax effects	1.4	1.6	5.3
Comprehensive income	143.2	358.1	297.5

21.4.4.  Condensed statements of changes in shareholders´equity under U.S. GAAP

	2006	2005	2004
At beginning of the year	1,196.1	950.9	729.4
Net income	141.8	356.5	292.2
Capital increase, net of related costs of R$22.7	777.2	—	—
Other comprehensive income (expense), net of tax effects	1.4	(3.7)	5.3
Dividends and interest attributed to shareholders’ equity	(45.0)	(107.6)	(76.0)
Deemed dividend (see note 21.1 (g))	(4.7)	—	—
At end of the year	2,066.8	1,196.1	950.9

22.    SUBSEQUENT EVENTS – UNAUDITED

(i) On June 25, 2007, Perdigão and Unilever have concluded a joint venture agreement that will be responsible for managing the Becel and Becel ProActiv brands, as well as identifying new business opportunities involving the two brand names. Combining the respective skills of Perdigão and Unilever, the joint venture will supply the market with products targeted to consumers focused on promoting their cardiovascular health. Unilever will license the use of the Becel and Becel ProActiv brands, including their use in other product lines, to the joint venture. Perdigão, in turn, will contribute its production, sales and distribution capabilities to the joint venture.

The strategic alliance between the two companies also includes Perdigão’s acquisition, for R$77.0, of the Doriana, Delicata and Claybom brands, together with the assets (machinery and equipment) involved in the manufacture of these products at the industrial unit in Valinhos, state of São Paulo.

(ii) On June 19, 2007 Perdigão S.A. announced the finalization of negotiations with Valore Participações e Empreendimentos Ltda. and its partners to acquire the beef plant operated by Unifrigo in the municipality of Mirassol D´Oeste in the state of Mato Grosso. The plant’s capacity, which currently slaughters 500 heads per day, is being expanded to two thousand heads per day. The transaction is expected to be conclude within 180 days. The acquisition will be for approximately R$ 100.0 and meets the Company’s goal of expanding its beef business.

(iii) On May 22, 2007, Perdigão S.A. announced that it had reached an agreement with the Dutch holding company Cebeco Groep B.V. for the acquisition of Plusfood Groep BV, subject to (i) the successful completion of legal, accounting, tax and environmental audits, (ii) a positive outcome of the labor consultation procedures and (iii) competition clearance. Perdigão offer for Plusfood was approximately € 30.0 in cash.

This acquisition’s principal objectives are to facilitate Perdigão’s European sales by reaching the final customer more efficiently. Perdigão will also be able to develop new products for European customers, improving its time to market, as well as attaining total control over the commercialization and distribution services in these channels.

(iv) On March 16, 2007, Perdigão Agroindustrial S.A. and Grandi Salumifici Italiani announced the conclusion of the negotiations for the acquisition of Sino dos Alpes Alimentos Ltda., located in the city of Bom Retiro do Sul, in the state of Rio Grande do Sul.

The acquisition was made for R$8.5, and, in addition to the industrial unit, which produces processed meats, involved a memorandum of understanding for the exchange of technology between the two companies and the mutual sale of products from their respective portfolios.  The Company will have the right of use of the Senfter and Casa Modena brands in Brazil for a fixed period.

x.x.x