Form 20-F
period 2007-12-31
PERDIGAO SA
filed 2008-06-27
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At May 31, 2008	206,527,618 shares of common stock
At December 31, 2007	185,526,667 shares of common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐	Other ☒
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☒ No

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

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 2,500 stock-keeping units, or “SKUs”, which we distribute to customers in Brazil and over 110 other countries. Our products currently include:

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

•                  dairy products, such as juices, yogurts, soy milk and soy juices; and

•                  margarine;

•                  milk; and

•                  soy meal and refined soy flour, as well as animal feed.

On October 30, 2007, we entered into a purchase and sale agreement with the controlling shareholders of Eleva to acquire control of that company. Eleva is a Brazilian publicly-held company in the food industry, with a focus on milk, dairy products, chicken, pork and processed food products. For more information about the acquisition, see “The Eleva Acquisition”. By acquiring Eleva, we will expand our portfolio of milk and dairy products, which will also include powdered milk and cheeses, and we will expand our production of chickens, pork and processed food products.

Our domestic Perdigão, Chester and Batavo brands, and the Turma da Mônica brand that we license, are among the most recognized brands in Brazil. We also have well-established brands in foreign markets, such as Perdix, which is used in most of our export markets; Fazenda, in Russia; and Borella, in Saudi Arabia. In August 2007, we acquired from Unilever Brazil Ltda., or “Unilever,” the Doriana, Delicata and Claybom brands, which are used for our margarine products. Upon the acquisition of Eleva, we will start using the brands Elegê, Avipal, Santa Rosa and Dobon in the domestic market, and Avipal, Al Bodiya, Brazili, L’ami and Solus in our export markets. In 2007, we had net sales of R$6,633.4 million and net income of R$321.3 million. We are a leading producer in Brazil of specialty meats, with a market share of approximately 25.2%, frozen processed meats, with a market share of approximately 35.8%, dairy processed products, with a market share of approximately 13.5%, and margarines, with a market share of approximately 16.5%, in each case based on sales volumes in 2007, according to A.C. Nielsen do Brasil S.A. We also sell our frozen poultry, pork and beef products in the highly fragmented domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 22 distribution centers and nine exclusive distributors. We operate 18 meat processing plants (of which 16 are owned and two of which are owned by third parties but process meat for us according to our directions), 17 hatcheries, nine animal feed mills, three dairy processing plants, a margarine processwing plant (through a joint venture with Unilever), five milk collecting sites and one soybean processing plant.

We are the second largest Brazilian exporter of poultry products, based on export sales volumes in 2006, according to the Brazilian Chicken Producers and Exporters Association (Associação Brasileira de Produtores e Exportadores de Frango), or “ABEF,” and are among the largest such exporters in the world. We are also second largest Brazilian exporter of pork products, based on export sales volumes in 2007, according to the Brazilian Pork Industry and Exporter Association (Associação Brasileira de Indústria Produtora e Exportadora de Carne Suína), or “ABIPECS.” We began to sell beef products in December 2005 and plan to increase our beef sales, particularly to export customers who already purchase poultry or pork from us.

We export primarily to distributors, the institutional market, which includes restaurants and food service chains, and to food processing companies. In 2006 and in 2007, our exports accounted for 46.4% and 47.5%, respectively, of our total net sales. We export to more than 850 clients, with customers in Europe accounting for 28.6% and 29.7% of our export net sales in 2006 and in 2007, respectively; the Far East, 25.3% and 24.8%, respectively; Eurasia (including Russia), 17.6% and 15.7%, respectively; the Middle East, 20.9% and 22.6%; while the remaining 7.6% and 7.2%, respectively, represented exports to other regions. No single client represented more than 3% of our net sales in 2007.

The acquisition of Eleva will enable us to add 19 operating plants in Brazil, including four feed mills, four chicken slaughtering units, one pork slaughtering unit, seven milk and dairy products units and two processed foods units, to our production and distribution network. Eleva’s operations also include five hatcheries and nine distribution centers in Brazil and a dairy products unit in Argentina. In 2006, Eleva occupied fifth place in Brazilian exports of chicken and in 2007, the eighth place in exports of pork, according to data from ABEF and ABIPECS, respectively, which after concluding the acquisition of Eleva should enable us to consolidate our position as a leading Brazilian exporter of poultry and pork products.

In the milk and dairy product segment, Eleva is a leader in sales of UHT milk in Brazil, with a 9.0% market share, based on volumes of sales from January to July 2007, according to the Ibope/Latin Panel. Eleva has a 6.1% market share of the domestic production of powdered milk, according to data from the USDA Dairy 2007 of the U.S. Department of Agriculture, or “USDA,” on the Brazilian production of powdered milk, and was the largest Brazilian manufacturer of “prato” cheese (a popular cheese in Brazil) and mozzarella cheese, according to Datamark in 2005.

Our Industry

We manage our business to target two markets: the Brazilian domestic market; and the international export market.

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. It had an estimated population of 186.4 million people in March 2008, according to data from the Brazilian Institute of Geography and Statistics, or “IBGE”. Brazil had an estimated gross domestic product, or “GDP”, of R$2.3 trillion for 2006, representing an 3.7% increase over GDP of R$2.2 trillion for 2005, in each case in nominal terms. For 2007 Brazil’s Central Bank has announced an increase of 5.4% over the GDP of 2006. Over the last five years (i.e., from January 1, 2003 through December 31, 2007), GDP per capita has increased at a compound annual rate of 8.0% per year.

Brazil is a large consumer of meat, with per capita meat consumption of 86.8 kilograms in 2007, according to the U.S. Department of Agriculture, or “USDA”. However, demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products.

We, like our major competitors, have been generally emphasizing processed food products, which support better margins than fresh and frozen poultry and pork products that are more commodity in nature. A substantial number of small producers of frozen poultry and pork products operate in informal economy and offer lower quality products at lower prices.

Export Markets

The global trade in poultry, pork and beef products has been growing in recent years, according to the USDA, and meat imports by the major consuming countries continue to grow. Although the first half of 2006 was characterized by lower levels of trade and consumption of these products due to concerns about avian influenza and other animal diseases, worldwide consumption and demand increased gradually in the second half of 2006 and all over the year in 2007. Brazilian exports of meat (chickens, pork and beef) grew at an accumulated rate of 13.7% from 2006 to 2007, from 4.8 million tons to 5.5 million tons, according to the ABEF, ABIPECS, ABIEC and the Brazilian Secretariat for Foreign Commerce (Secretaria de Comércio Exterior), or “SECEX.” We believe that sales of these products will continue to expand over the long term.

 Brazil has become a leading participant in export markets on a global basis because of natural advantages, including low animal feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following summary financial data at December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements included in this Form. The summary financial data at December 31, 2004  and 2003 and for each of the two years in the period ended December 31, 2004 have been derived from our consolidated financial statements that are not included in this Form.

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

	2007	2006	2005	2004	2003
	(in millions of reais, except per share and per ADS amounts and share numbers)
Income Statement Data
Brazilian GAAP
Net sales	6,633.4	5,209.8	5,145.2	4,883.3	3,825.2
Cost of sales	(4,760.1)	(3,865.7)	(3,685.9)	(3,532.4)	(2,802.3)
Gross profit	1,873.3	1,344.1	1,459.3	1,350.9	1,022.9
Operating expenses:
Selling	(1,279.0)	(1,070.8)	(845.6)	(790.8)	(682.6)
General and administrative	(76.9)	(72.3)	(56.9)	(54.1)	(46.4)
Management compensation	(13.5)	(9.6)	(9.5)	(7.7)	(6.5)
Operating income before financial expenses and other	503.9	191.4	547.3	498.3	287.4
Financial expenses, net	(105.4)	(129.3)	(82.7)	(117.8)	(137.8)
Other operating income (expenses)	5.2	18.4	(8.9)	(8.6)	(1.6)
Operating income	403.7	80.5	455.7	371.9	148.0
Non-operating expenses	(19.9)	(6.2)	(4.6)	(3.5)	(2.6)
Income before taxes and profit-sharing	383.8	74.3	451.1	368.4	145.4
Income and social contribution taxes	(32.1)	61.6	(62.5)	(47.3)	(12.4)
Employees’ profit-sharing	(24.6)	(9.9)	(22.8)	(19.1)	(7.5)
Management profit-sharing	(2.6)	(1.6)	(4.8)	(6.4)	(1.9)
Income before minority interest	324.5	124.4	361.0	295.6	123.6
Minority interest	(3.2)	(7.1)	—	—	—
Net income	321.3	117.3	361.0	295.6	123.6
Earnings per share(1)	1.7319	0.708	2.703	2.214	0.925
Dividends per share(2)	0.540	0.213	0.811	0.664	0.270
Dividends per ADS(2)	1.077	0.425	1.622	1.329	0.539
Dividends per ADS (in U.S. dollars)	0.608	0.199	0.693	0.500	0.187
Shares outstanding (in millions)	185.5	165.5	133.5	133.5	133.5
Number of ADSs outstanding (in millions)	92.7	82.7	66.7	66.7	66.7

U.S. GAAP
Net sales	6,632.7	5,209.8	5,145.2	4,883.3	3,825.2
Net income	313.0	141.8	356.5	292.2	98.2
Average shares outstanding (in millions)	167.2	138.9	133.5	133.5	133.5
Average number of ADSs outstanding (in millions)	83.6	69.4	66.7	66.7	66.7
Basic and diluted earnings per share(1) (4)	1.8728	0.9873	2.6697	2.1884	0.7349
Basic and diluted earnings per ADS(3) (4)	3.7440	1.9746	5.3394	4.3768	1.4699

	2007	2006	2005	2004	2003
	(in millions of reais, except as otherwise indicated)
Balance Sheet Data
Brazilian GAAP
Cash, cash equivalents and marketable securities	1,773.6	1,120.5	817.7	263.6	631.2
Trade accounts receivable, net	803.9	701.6	555.7	524.4	496.1
Inventories	865.1	643.2	558.7	509.0	680.9
Other current assets	325.6	286.3	169.1	175.5	188.4
Total current assets	3,768.2	2,751.6	2,101.2	1,472.5	1,996.6
Non-current marketable securities	63.3	80.0	91.6	134.0	5.7
Property, plant and equipment	2,136.9	1,663.8	1,194.2	990.1	915.0
Other assets	574.9	334.0	238.0	197.1	191.7
Total assets	6,543.3	4,829.4	3,625.0	2,793.7	3,109.0
Short-term debt (including current portion of long-term debt)	1,051.8	547.0	548.7	706.8	1,075.1
Trade accounts payable	575.6	486.6	332.6	327.1	323.5
Other current liabilities	313.8	218.0	248.6	202.0
Total current liabilities	1,941.2	1,251.6	1,129.9	1,235.9	1,584.1
Long-term debt	1,214.1	1,287.1	1,125.4	464.7	651.1
Other liabilities	162.0	146.8	146.9	123.0
Minority shareholders	—	39.0	—	—	—
Shareholders’ equity	3,226.0	2,104.9	1,222.8	970.1	763.2
Paid-in capital	2,500.0	1,600.0	800.0	490.0	490.0
Total liabilities and shareholders’ equity	6,543.3	4,829.4	3,625.0	2,793.7	3,109.0

U.S. GAAP
Total assets	6,495.7	4,790.8	3,572.0	2,768.2	3,083.2
Property, plant and equipment	2,266.0	1,715.6	1,145.9	942.6	954.1
Long-term debt	1,206.2	1,282.0	1,124.5	464.7	651.1
Shareholders’ equity	3,159.0	2,066.8	1,196.1	950.9	729.3

Other Financial and Operating Data

Poultry slaughtered (million heads per year)	627.3	547.4	487.1	444.9	392.3
Hogs/beef slaughtered (thousand heads per year)	3,775	3,656	3,570	2,750	2,752
Total production of meat and other processed products (thousand tons per year)	1,518.6	1,358.3	1,141.3	993	905
Employees (at year end)	44,752	39,048	31,406	27,951	24,163

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

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. In 2005, 2006 and 2007, however, on average the real appreciated in relation to the U.S. dollar 20.2%, 11.8% and 17.2%, respectively. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2002	3.9552	2.2709	2.9309	3.5333
2003	3.6623	2.8219	3.0715	2.8892
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1556	1.8389	2.2002	1.7713

	Reais per U.S. Dollar
Month	High	Low

December 2007	1.8233	1.7616
January 2008	1.8335	1.7313
February 2008	1.7674	1.6660
March 2008	1.7567	1.6625
April 2008	1.7534	1.6582
May 2008	1.6949	1.6294
June 2008 (through June 18)	1.6428	1.6113

Source: Central Bank / Bloomberg

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

Risk relating to our business and industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material price and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by over-production, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is affected by domestic and international freight costs, which are vulnerable to fluctuations in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products and, as a result, our overall financial performance may be adversely affected.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could also cause customers to lose confidence in the safety and quality of our products. Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products). However, our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to infect humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Since the beginning of 2003, there have been over 373 confirmed human cases of avian influenza and over 236 deaths, according to the World Health Organization, with an increased number of deaths each year since 2003. Various countries in Asia, the Middle East and Africa reported human cases in 2006 and 2007, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2007, Indonesia has reported more than 42 cases with 37 deaths, according to the World Health Organization. More recently, the World Organization for Animal Health and the Food and Agriculture Organization received information about the reoccurrence of H5N1 avian influenza in Thailand, the world’s fourth-biggest poultry exporter, and cases of avian influenza (H7N3) have been reported in Canada.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

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

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as (1) in the case of poultry, avian influenza (discussed above) and Newcastle disease, (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever and “blue ear” disease, and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals as well as result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal by-products that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul and it has announced that it will reopen its market to imports of Brazilian pork and beef products from eight additional Brazilian states effective in December 2007. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas of Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. For example, a delay in allocating quotas for poultry products in Russia in the first half of 2006 resulted in a significant decline in our sales volumes of poultry products to Russia during that period. The Ukraine has also restricted pork imports for the retail market, on which higher taxes are levied, until September 2007.

The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of products. For example, Chinese importers have, to date, been unable to obtain required licenses to permit them to receive our exports. In addition, local producers in a specific market sometimes exert political pressure on their governments not to allow foreign producers’ companies to export to their market.

Any of the above restrictions can substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. In Brazil, our primary competitor for specialty meats, frozen processed meats and other frozen foods is Sadia S.A., or “Sadia,” another vertically integrated Brazilian producer. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. This competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers like Sadia that have the ability to produce quality products at low cost, as well as with foreign producers. In the Brazilian milk and dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda., Parmalat Brasil S.A. – Indústria de Alimentos and Itambé Ltda. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

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

Export sales account for a significant portion of our net sales, representing 46.4% of our total net sales in 2006 and 47.5% in 2007. Our major export markets include the European Union, the Middle East (particularly, Saudi Arabia), and the Far East (particularly, Japan and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets. Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•                  exchange rate fluctuations;

•                  deterioration in economic conditions;

•                  imposition of increased tariffs, anti-dumping duties or other trade barriers;

•                  strikes or other events affecting ports and other transport facilities;

•                  compliance with differing foreign legal and regulatory regimes; and

•                  sabotage affecting our products.

We have been from time to time affected by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. In each of 2005 and the third quarter of 2007, for example, Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of wastes, and discharges of pollutants into the water and soil, which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damages. We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations could result in increased costs and expenses.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions. We have completed in recent years, and now have pending, a number of acquisitions as described under “Business—Recent Developments.” Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

We will continue to be significantly influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, six pension funds hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The pension funds owned 37.80% of our total capital on May 31, 2008. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters. As a result, these shareholders retain and will continue to retain the power to influence significantly the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. Even in cases in which we have recorded reserves on our balance sheet to cover potential losses, any obligation to pay amounts in these proceedings would have an effect on our cash position. Unfavorable decisions in these proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations. In addition, Eleva is subject to civil, labor and tax proceedings.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy.

We may be affected by the closing of certain markets.

The impact of the EU ban of the Brazilian beef affects basically the sales of the fresh prime cuts (rump & loins) and some frozen hindquarter cuts. The EU is one of the most important markets for Brazil due to the price levels obtained in this market. Perdigão in order to reduce its dependence on the European market is working on the approval of new markets and keeping and expanding the exports to the actual markets. As part of Company’s strategy, Perdigão will enter in the cooked frozen beef market to reduce the sanitary risks and add value to the products.

Risks Relating to the Acquisition of Eleva

We may not successfully integrate Eleva into our businesses.

The integration of Eleva into our existing businesses may result in operational, commercial, financial, contractual and technological challenges. The Eleva acquisition may also result in diversion of management attention from operation and development of our existing businesses. As a result, we may not be able to integrate successfully Eleva’s operations into our businesses or to obtain expected synergies and economies of scale from the acquisition of Eleva, which may adversely affect our results of operations and financial condition. In addition, we may encounter unidentified contingencies relating to Eleva, for which we may be responsible as successors, which could also adversely affect our results of operations and financial condition.

We may incur additional costs in relation to Eleva’s internal controls and information systems.

We are currently subject to Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on the effectiveness of our internal controls over financial reporting for inclusion in our annual report on Form 20-F. However, because Eleva is not a public company in the United States, it is not currently subject to the Sarbanes-Oxley Act, and we continue to evaluate the quality of Eleva’s internal controls. If we identify any deficiencies in Eleva’s internal controls during the course of the integration process, we may be required to spend time and money to remedy them. We will need to correct any such deficiencies in a timely manner in order to conclude that the internal controls of our company are effective. In addition, Eleva uses information technology systems different from ours, and was in the process of migrating to another platform, also different from ours. Whether we decide to continue this migration process or to adopt a common information technology system for both companies, we may incur additional costs and may encounter integration problems, additional training requirements and operating delays.

Unfavorable outcomes in legal proceedings involving Eleva may negatively affect Eleva.

Eleva is a defendant in legal and administrative proceedings relating to civil, tax and labor matters, and is also subject to consent agreements (termos de ajustamento de conduta). We cannot assure you that Eleva will obtain favorable decisions in these proceedings or that its reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. Unfavorable decisions in these proceedings may, therefore, adversely affect Eleva.

Our business could be adversely affected if Eleva does not obtain renewals of its environmental licenses.

Some of Eleva’s units do not possess environmental licenses required to undertake their business or are operating with expired licenses. Failure to have required environmental licenses can result in administrative or criminal penalties. We can assure you that all necessary environmental licenses are being renewed or obtained. If Eleva were to incur penalties or were unable to renew or obtain required environmental licenses, our business and results of operations could be adversely affected.

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

Historically, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M”, a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7,75% in 2007. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor

Ampliado), or “IPCA”, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or “IBGE”, the Brazilian price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 3.1% in 2006 and 4,5% in 2007. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar, on average, by 22.3% in 2001, 19.6% in 2002 and 4.8% in 2003. In 2004, 2005, 2006 and 2007 the real appreciated 5.0%, 20.2%, 11.8% and 9.2%, respectively, against the U.S. dollar.

Continuing appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

Devaluation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$1,645.8 million at December 31, 2007, representing 75.1% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. However, these foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. Although we manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. At December 31, 2007, our consolidated exchange rate exposure was U.S.$308.7 million. A significant depreciation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate has been subject to further fluctuations, and, in December 2007, the basic interest rate was 11.25%.

At December 31, 2007, approximately 72.1% of our total liabilities from indebtedness and derivative instruments of R$2,509.0 million was either (1) denominated in (or swapped into) reais and bear interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP”, the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), or “BNDES”, and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) dollar-denominated and bear interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

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

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for holders of ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation..

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

Non-Brazilian holders of our common shares might be unable to exercise preemptive rights and tag-along rights with respect to common shares.

U.S. holders of our common shares may not be able to exercise preemptive rights and tag-along rights relating to our common shares, absent registration, qualification or exemption under the securities laws of such holders’ home jurisdictions. For example, a U.S. holder may not be able to exercise such rights, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights and tag along rights or, if these rights cannot be sold, they will lapse and the holder will receive no value for them.

Provisions in our by-laws may prevent efforts by our shareholders to change our control or management.

Our by-laws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our by-laws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

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

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of shares to another non-Brazilian holder (other than a disposition of shares held pursuant to CMN Resolution No. 2,689, as amended and effected on the São Paulo Stock Exchange) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our common shares, see “Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange had a total market capitalization of R$2,477.6 billion, or U.S.$1,398.7 billion at December 31, 2007 and an average daily trading volume of U.S.$2,554.8 million for 2007. By contrast, the New York Stock Exchange had a market capitalization of U.S$15.65 trillion at December 31, 2007 (U.S. domestic listed companies) and an average daily trading volume of U.S$119.1 billion for 2007. The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 54.7% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2007. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 45.8% of all shares traded on the São Paulo Stock Exchange in 2007. These market characteristics may substantially limit the ability of holders of the ADSs to sell common shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

We may raise funding in the future through offerings of our common shares, which may affect the market price of our common shares and dilute your holdings in our capital stock.

We may need to obtain additional funding in the future, and may decide to do so through public or private offerings of our common shares or of securities convertible into, or exchangeable for, our common shares. Future public offerings of these securities may negatively affect the market price of our common shares and dilute your holdings in our capital stock.

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

•                  Fundação de Assistência e Previdência Social do BNDES—FAPES, or “FAPES”, the pension fund of employees of Banco Nacional de Desenvolvimento Econômico e Social—BNDES;

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

Six of the eight original pension funds remain our shareholders, TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. On March 6, 2006, the Pension Funds entered into a shareholders’ voting agreement related to the common shares they, directly or indirectly, held at the date of its first amendment executed on April 12, 2006, which represented 48.98% of our common shares. As of May 31, 2008, the Pension Funds, directly or indirectly, held 37.80% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification.

In April 2006, we voluntarily adhered to the Novo Mercado listing standards of the São Paulo Stock Exchange On which our common shares are traded. The Novo Mercado imposes heightened standards of disclosure, transparency and corporate governance on us.

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

At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20 million new shares at a price of R$ 45.00 per share. Ratification and paying in of funds of R$ 900 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition. On January 14, 2008, as a result of demand for the offering, Credit Suisse (Brasil) S.A. partially exercised the greenshoe option on an additional lot of 744,200 shares, at the same price in the amount of R$ 33.5 million, the capital stock increasing to R$2.5 billion, represented by 186,701,352 common book-entry shares.

On January 21 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of Perdigão, in the amount of 20 million issued shares. As a result Perdigão’s capital stock increased to R$ 3.4 billion, represented by 206.9 million common book-entry shares.

Corporate Structure

We are a holding company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our principal subsidiaries.

Subsidiaries and Participation as of April 30, 2008

(1) Holding and centralizing of investments abroad

(2) Companies with no operating activities

(3) Company constituted with the purpose of operate in the European market.

On June 20, 2005, the Company acquired, for R$ 5.9 million, 100% of the quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed to Perdigão Agroindustrial Mato Grosso Ltda. (“Perdigão Mato Grosso”), with their head office located in Nova Mutum in the State of Mato Grosso, assuming net liabilities of R$ 7.9 million and generating goodwill of R$13.7 million.

On December 1, 2005, the Company acquired, for R$2.1 million, 100% of the quotas of Incubatório Paraíso Ltda., located at Jataí, State of Goiás, with net assets acquired of R$0.5 million, generating goodwill of R$1.6 million.  On July 3, 2006, this Company was merged into Perdigão Agroindustrial S.A.

In the second half 2006, we announced our debut in dairy-processed product activities with the acquisition of a 51% stake in the capital of Batávia S.A. at a total investment of R$ 113.4 million. This initiative reflects the implementation of Company strategies for diversifying and adding value to the businesses, the purpose being to reduce the concentration of production, sales and distribution as well as the dilution of risks.

On March 30, 2007, Perdigão acquired Sino dos Alpes Alimentos Ltda. in Bom Retiro do Sul (RS), a subsidiary of Grandi Salumifici Italiani (GSI), a leading group in the specialty meats segment in Italy. The acquisition was worth about R$ 0.4 million and the Company assumed a liability of R$5.0 million. The plant manufactures high quality and tasty specialty items such as bologna sausage, frankfurters and sausage made from selected meats using European technology and modern equipment. The products, incorporating the Senfter and Sinosul brand names, are prepared from special recipes with the sophisticated flavor of homemade seasoning typical of the state of Rio Grande do Sul. With this acquisition, Perdigão intends to eliminate bottlenecks at its plants in the South of the country, centralizing the production of small-scale lines for specific market niches at the new unit.

In April 2007, Perdigão made its debut in the pet food market with the launching of dog food rations under the Balance and Supper brands. These products are the first in the Essencial Pet Care portfolio, a division specifically created for the segment and for identifying opportunities in sectors with major growth potential. The Company has invested about R$ 4 million in the assembly of a modern dog food production line using  chicken meat and beef. The line is installed in the animal ration plant at Francisco Beltrão in the state of Paraná, production volume to be adjusted according to market demand.

On May 22, 2007, Perdigão S/A announced that it has reached agreement in principle with the Dutch holding company Cebeco Groep B.V. on the acquisition of Plusfood Groep BV, subject to (i) the successful completion of legal, accounting, tax and environmental audits, (ii) a positive outcome of the consultation procedures with the competent works councils and trade unions and (iii) competition clearance. The acquisition process was concluded on January 2, 2008 a R$ 44.7 million less net debt.  Of Dutch origins, Plusfood Groep BV is a subsidiary of Cebeco Groep BV. The company manufactures poultry and beef-based processed and convenience food products and owns two important brands in the European market: Fribo for hamburgers — also being acquired by Perdigão, and Friki for poultry products, a brand which will be used by Perdigão for up to five years period according to the assignment of use agreement, part of the proposal.

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

On June 19, 2007, Perdigão S.A. announced the acquisition for approximately R$ 110 million of the assets of the beef plant of Valore Participações e Empreendimentos Ltda. and its partners, currently operated by Unifrigo in Mirassol D´Oeste in the state of Mato Grosso.  This acquisition meets Perdigão’s goals of expanding its operations in the beef business as set out in the Company’s strategic plan by 2011. Funds raised from the public offering of shares at the end of last year have been allocated for the acquisition of this facility.

The plant’s capacity has been expanding to two thousand head/day. Expansion work was executed according international animal health and food safety standards in addition to environmental protection requirements. Once concluded, the industrial unit began to operate with two shifts, and as it gradually reaches full production capacity, hire a further 1,500 employees from the region.

Operating with advanced technology, the plant is already exporting to Russia and countries  such as the United Arab Emirates, Angola, Kuwait, Morocco, the West Indies and Georgia, among others, and is expected to receive authorization to sell its products into the European Union and to other countries. The company’s intention is to allocate the majority of its production to export markets.

On July 31, 2007, we acquired Paraíso Agroindustrial, a company based in Jataí, State of Goiás, that operates a poultry slaughtering unit and an animal feed plant. We acquired the company from the Gale group at a price of R$28.7 million. This acquisition is the final stage of a transaction that began in November 2005, when we acquired a hatchery and a poultry farm from the Gale group. The slaughter capacity of this unit is equivalent to 65,000 heads of poultry per day.

On August 1, 2007, we acquired Unilever N.V.’s margarine business, including 100% of the shares in the capital stock of Ava Indústria e Comércio de Produtos Alimentícios Ltda., a company that held the Delicata and Claybom margarine brands. We also acquired the Doriana brand from Unilever and the assets (machinery and equipment) used in manufacturing these products in the city of Valinhos, State of São Paulo. The total acquisition price was R$74.8 million. These margarine products supplement our range of refrigerated and frozen products, and growth in this market is one of the priorities we have established in our expansion plan. We also formed a joint venture with Unilever to manage the Becel and Becel ProActiv branded margarine products and identify other business opportunities. This strategic alliance will make products available to the Brazilian market intended mainly for consumers concerned with healthy foods. The joint venture is intended to combine our track record in manufacturing, selling and distributing food products in Brazil with the advanced technology, marketing, innovation and internationally recognized brands belonging to Unilever.

On August 17, 2007, we broke ground on a construction site for the expansion of our Nova Mutum facility in the State of Mato Grosso, including expanding the integrated production system. This expansion should enable us to raise the unit’s capacity for slaughtering poultry by 600% in two years, from 40,000 heads per day to 280,000 heads per day. In addition, we entered into a memorandum of intent to ensure the feasibility of the construction of Frigorífico União Avícola Agroindustrial in Nova Marilândia, State of Mato Grosso, a poultry slaughterhouse planned by a group of integrated producers. This outsourced unit will provide us with services by slaughtering chickens produced in the region and by the local integrated producers, which are currently taken to the slaughterhouse at Nova Mutum. The initial slaughter capacity will be six thousand head per hour (48,000 heads per day). The estimated initial investment is R$30 million.

On September 17, 2007, we entered into a memorandum of intent with the government of the State of Pernambuco and the local authorities of the municipality of Bom Conselho, located 287 kilometers from Recife for the construction of an agroindustrial complex. We intend to build two plants in the complex on an area of 100 hectares, one for processing dairy products and the other for processing specialty meat, and a distribution center. Construction of the new complex started in the end of 2007 and should be completed in 18 to 24 months.

Construction of this complex should bring production closer to the consumer and labor markets, strengthening our presence in the northeastern region of Brazil and increasing the range of products we offer consumers. In addition to the strong demand in the region, we believe other factors favor taking this step, such as Bom Conselho’s status as one of the best dairy cattle regions in the State of Pernambuco, the availability of water and labor and the strategic location of Bom Conselho from a logistics standpoint for reaching the entire northeastern region.

We will have access to funds from the Constitutional Fund of the Northeast (Fundo Constitucional do Nordeste) to finance this project, whose total investments are estimated at R$280 million, including for investments in permanent assets and working capital of Perdigão, Batávia and investments in permanent assets from third parties. These funds will be used to purchase trucks for the distribution of meat-based products, trucks for the distribution of milk, storage and cooling tanks and milking equipment. The project will also receive incentives from the Government of the State of Pernambuco through the Program for the Development of the State of Pernambuco (Programa de Desenvolvimento de Pernambuco, or Prodepe). The local authorities in Bom Conselho are expected to modify the infrastructure of the area to facilitate construction of the complex. The rural producers will have access to credit lines from the Brazilian National Program for Strengthening Family Farming (Programa Nacional de Fortalecimento da Agricultura Familiar, or Pronaf) to allow them to increase and improve the procurement of raw materials in order to meet future demand of the dairy products unit for milk.

On November 28, 2007, we acquired the remaining 49% interest in Batávia held by Cooperativa Central Agromilk Ltda., Cooperativa Agropecuária Castrolanda, Batavo Cooperativa Agroindustrial and Capal Cooperativa Agroindustrial for R$155.1 million, and Batávia became our wholly-owned subsidiary. We paid the purchase price with our own funds. Batávia’s results of operations are already consolidated in our financial statements, with the now acquired minority interest having been recorded separately.

On October 30, 2007, the Company signed a Share Purchase and Other Covenants Agreement (“Share Purchase Agreement”) to acquire Eleva Alimentos S.A. (“Eleva”). The rationale behind the Eleva Alimentos S.A. acquisition was the complementary nature of our businesses and alignment with the Company’s growth plan and strategy, Eleva’s current operations being focused on meats (chicken/pork) and dairy-processed products.

Negotiations began in October and were finalized in February 2008, involving an amount of about R$ 1.7 billion, 46% disbursed in the form of a cash payment from funds raised in a primary share offering and 54% in shares. We consolidated our operations in the milk and dairy-processed products business, complementing Eleva’s operations mainly concentrated in liquid milk, powdered milk and cheese with the Batávia business, based on dairy-processed products. The acquisition also permits us to expand our geographic coverage through Eleva’s chicken slaughtering and processing plants in the states of Mato Grosso do Sul and Bahia, where in the latter state we had no industrial units. In addition, we believe that Eleva will help us capture significant synergies and gains in scale.

The acquisition process involved the following stages: on October 30, 2007, we signed the share purchase contract with Eleva, and on January 2, 2008, we acquired 23,170,156 shares from Eleva, corresponding to 35.74% of the capital, equivalent to R$ 598.9 million. To ensure the same conditions enjoyed by the controlling shareholder were also attributed to the minorities, a public offering was held for the acquisition of 46% of the shares in Eleva worth R$ 165.9 million. The settlement of the auction took place on the São Paulo Stock Exchange (Bovespa) on February 19, 2008. On February 21, 2008, Perdigão incorporated the remaining stake of 54% held by Eleva’s shareholders, corresponding to the portion relative to the share exchange ratio. This was calculated according to the evaluation of the shareholders’ equity based on the market price of the companies, in the ratio of 1 new Perdigão share for every 1.74308855 share of Eleva, resulting in the issue of 20 million new shares in Perdigão, Eleva Alimentos S.A. becoming a wholly owned subsidiary of Perdigão.

On April 30, 2008 we mergered of the wholly owned Eleva Alimentos S.A. subsidiary into the holding Perdigão S.A., recognizing in full goodwill of R$1.3 billion arising from the acquisition of the Company. This will generate a tax benefit of R$ 457 million. The recognition of this item will produce a non-recurring result for fiscal year 2008, the corresponding tax benefit to be spread across a period of up to ten years. The operation will not imply any change in shareholders remuneration rights.

Products

We are a food company that focuses on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. Our processed products include marinated, frozen, whole and cut Chester and turkey, specialty meats, frozen processed meats and frozen prepared entrees. We also sell margarine, juice, soy products and animal feed.

Poultry

We produce frozen whole and cut chickens, partridges and quail. We sold 602.8 thousand tons of frozen chicken and other poultry products in 2007, compared to 530.2 thousand tons in 2006. Most of our poultry sales are to our export markets.

Pork and Beef

We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to develop our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 133.9 thousand tons of pork and beef cuts in 2007, compared to 143.7 thousand tons of pork and beef cuts in 2006. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We do not raise cattle in our facilities.

Milk

We entered the dairy business in the second quarter of 2006 through our acquisition of a controlling interest in Batávia. Through Batávia, we produce pasteurized and UHT milk, which we sell in our domestic market. We sold 73.5 thousand tons of pasteurized and UHT milk from June to December 2006, and 127.5 thousand tons in 2007, all of it in the domestic market.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees and dairy products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 948.3 thousand tons of processed foods in 2007, compared to 765.3 thousand tons in 2006. Most of our sales of processed foods are to our domestic market. We believe there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil, as well as, expanding our sales in the export market.

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

Marinated Poultry

We produce marinated and seasoned chickens, roosters (under the Chester brand) and turkeys. We originally developed the Chester breed of rooster to maximize the yield of breast and leg cuts. In 2004, we sold our rights to the Chester breed of rooster to Cobb Vantress, a U.S. poultry research and development company engaged in the production, improvement and sale of broiler breeding stock, and also signed a technology agreement under which Cobb Vantress manages the Chester breed of rooster. We continue to oversee the production of Chester roosters in Brazil from hatching to distribution, and we own the trademarks for the Chester line of products.

Dairy Products

In the second quarter of 2006, through our acquisition of a controlling interest in Batávia, we entered the dairy products business. In early December 2007, we acquired the remaining 49% interest in Batávia not held by us for R$155.1 million, and Batávia became our wholly-owned subsidiary. Batávia produces and sells more than 200 dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts. We sold 88.7 thousand tons of dairy processed products from June to December 2006 and 150.4 thousand tons in 2007.

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

Margarine

We commenced sales of margarine in December 2005. We sell margarine under two brand names (Turma da Mônica and Borella). We purchase margarine from an agricultural cooperative supplier for resale by us. In August 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We began to sell this product as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

Other

We produce animal feed principally to feed poultry and hogs raised by us. However, we also sell less than 4% of the animal feed produced by us to our integrated outgrowers or to unaffiliated customers. In addition, in April 2007, we launched a line of pet food for dogs under the brands Balance and Supper.

We produce a limited range of soy-based products, including soy meal and refined soy flour. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that soybean oil was not a core product of our business.

Investments (Capital Expenditures)

We are currently focusing our capital expenditures primarily on expanding our production facilities, acquiring new production facilities and constructing a new production facility in Mineiros in the State of Goiás and in

Bom Conselho in the State of Pernanbuco. The table below sets forth our capital expenditures for the periods indicated. In 2007, we invested R$ 857.4 million, 35.2% more than in 2006, in line with the strategic growth plan through to 2011. Out of total capital expenditure, 41% was allocated to acquisitions concluded during the course of the year, 30% to new projects and production lines, 10% to the Mineiros Agro-Industrial Complex in the state of Goiás and 19% to improvements and productivity for ensuring organic growth.

	Year ended December 31,
	2007	2006	2005
	(in millions of reais)

Expansion of production facilities-Productivity and Optimization	164.3	195.0	208.9
Acquisitions of production facilities	347.6	124.7	40.0
Araguaia Project – Mineiros – GO	85.7	130.7	31.1
New Projects	259.8	184.0	—
Total capital expenditures	857.4	634.4	280.0

Acquisition of Eleva – The rationale behind the Eleva Alimentos S.A. acquisition was the complementary nature of our businesses and alignment with the Company’s growth plan and strategy, Eleva’s current operations being focused on meats (chicken/pork) and dairy-processed products. Negotiations began in October and were finalized in February 2008, involving an amount of about R$ 1.7 billion, 46% disbursed in the form of a cash payment from funds raised in a primary share offering and 54% in shares.

We consolidated our operations in the milk and dairy-processed products business, complementing Eleva’s operations mainly concentrated in liquid milk, powdered milk and cheese with the Batávia business, based on dairy-processed products. The acquisition also permits us to expand our geographic coverage through Eleva’s chicken slaughtering and processing plants in the states of Mato Grosso do Sul and Bahia, where in the latter state we had no industrial units. In addition, we believe that Eleva will help us capture significant synergies and gains in scale.

The acquisition process involved the following stages: on October 30, 2007, we signed the share purchase contract with Eleva, and on January 2, 2008, we acquired 23,170,156 shares from Eleva, corresponding to 35.74% of the capital, equivalent to R$ 598.9 million. To ensure the same conditions enjoyed by the controlling shareholder were also attributed to the minorities, a public offering was held for the acquisition of 46% of the shares in Eleva worth R$ 165.9 million. The settlement of the auction took place on the São Paulo Stock Exchange (Bovespa) on February 19, 2008.

On February 21, 2008, Perdigão incorporated the remaining stake of 54% held by Eleva’s shareholders, corresponding to the portion relative to the share exchange ratio. This was calculated according to the evaluation of the shareholders’ equity based on the market price of the companies, in the ratio of 1 new Perdigão share for every 1.74308855 share of Eleva, resulting in the issue of 20.2 million new shares in Perdigão, Eleva Alimentos S.A. becoming a wholly owned subsidiary of Perdigão.

Acquisition of a European meat processor – Plusfood - On January 2, 2008, we acquired Plusfood, which processes chicken and beef products at three plants in Europe (in the Netherlands, United Kingdom and in Romania) and sells two important brands to the European market (Friki and Fribo). Purchase price was R$ 44.7 million less debt. This operation will enable the Company to improve its penetration in the European market, notably for greater value-added products, the focus being on capturing final customers in the consumer supply chain, especially in the retail and food service business. In addition, the Company will gain in terms of rationality and time for developing new products, improved delivery times, while obtaining complete control over the services of commercialization and distribution to these business.

Acquisition of the remaining 49% stake in Batávia S.A. – On November 28, 2007, we acquired for a cash payment of R$ 155,1 million the remaining 49% stake in Batávia’s capital stock, Batávia becoming a wholly owned subsidiary. This disbursement was entirely from the Company’s own cash generation. Batávia accounts for about 11% of our consolidated sales. Its results had already been fully incorporated into our consolidated figures, the minority stake being recognized accordingly.

Construction of an Agro-Industrial Complex – Bom Conselho-PE – On September 17, 2007, Perdigão signed a memorandum of intentions with the government of the state of Pernambuco and the Bom Conselho city government for the construction of an agro-industrial complex. Two industrial units are to be built — one for Batávia for processing dairy products and the other for Perdigão for the production of specialty meats —, in addition to a distribution center (DC).

The capital expenditures for the project are estimated at R$ 280 million, between fixed capital investments and working capital (R$ 200 million), and third party investments (R$ 80 million).  Perdigão is forecasting an outlay of about R$ 100 million for the specialty meats processing plant and a further R$ 70 million for the dairy-processing product unit. More than R$ 20 million and R$ 10 million, respectively, in working capital will be injected into the two plants. These projects are eligible for SUDENE (Northeast Development Agency) fiscal incentives with a 90% tax break on ICMS (state sales tax) and a reduction of 75% in income tax. Of the remaining 25%, a 30% portion may be used for reinvestments.

Expansion in consumption in the Northeast has been at a faster pace than elsewhere in Brazil. The installation of this complex has the advantage of bringing production closer to consumption and manpower, consolidating the Company’s presence in the region and increasing the range of products available to consumers. In addition to strong regional demand, other factors played an important role in the decision to move forward with the project: Bom Conselho has one of the best milk catchment basins in Pernambuco, water and labor is available and the site has a privileged location from the logistics point of view for distribution throughout the Northeast.

Increase in production capacity at Nova Mutum-MT - On August 17, 2007, Perdigão unveiled the expansion work at Perdigão Mato Grosso in Nova Mutum, so increasing the unit’s poultry slaughtering capacity by 600% in two years from 40 thousand to 280 thousand head/day. The investments in the project, which included the expansion of the integrated production system, totaled R$ 280 million, R$ 130 million being injected by the company and a further R$ 150 million by the rural suppliers in the region over the 2005 – 2007 period.

In addition, a memorandum of intentions was also signed for implementing a poultry slaughtering outsourcing project to supply the Company and located in the city of Nova Marilândia, state of Mato Grosso. This involves the construction of the installations of Frigorífico União Avícola Agroindustrial, a planned poultry-slaughtering unit, by a group of integrated outgrowers. The industrial unit will provide services to Perdigão, slaughtering poultry produced by integrated local and regional outgrowers, a function which is today performed by the slaughtering unit in Nova Mutum. Initially, slaughtering capacity will be 48 thousand head/day with investments being about R$ 30 million.

Strategic alliance with Unilever – On June 25, 2007, Unilever and Perdigão announced a joint venture, UP Alimentos, for managing the Becel and Becel ProActiv brands in Brazil as well as identifying opportunities for other businesses.

The two companies bring together Perdigão’s long experience in the manufacture, sale and distribution of food products in Brazil with the advanced technology, marketing and innovation, as well as brand recognition of Unilever both in Brazil and worldwide. This strategic alliance will provide the Brazilian market with high added value items and is aimed principally at consumers seeking health and functional nutrition.

Acquisition of Margarines - Perdigão has acquired the Doriana, Delicata and Claybon, brands in addition to the machinery and equipment from Unilever for a total cost of R$ 75 million. The manufacture of these brands will continue at the Unilever plant in Valinhos (SP). Margarine is a product that is in total synergy with the chain of chilled and frozen products manufactured and distributed by the Company. Growth of this market is one of the priorities in our expansion plan.

Acquisition of a Beef Processing Plant - On June 19, 2007, the Company announced the acquisition of the assets of a beef processing plant from Valore Participações e Empreendimentos Ltda. and its partners, and operated by Unifrigo in Mirassol D´Oeste, state of Mato Grosso, at a cost of R$ 110 million. This acquisition is designed to meet the targets for expanding the Company’s beef processing operations. The unit’s capacity, which was 500 head/day, is being gradually ramped up to 2 thousand head/day with a focus on sales to the overseas market.

Acquisition of a slaughtering plant – Jataí – GO - On July 31, 2007, at a cost of R$ 28.7 million, Perdigão acquired Paraíso Agroindustrial S.A. including a poultry slaughtering unit and animal feed plant from the Gale Group (Gale Agroindustrial S.A.) in Jataí, state of Goiás. The slaughtering capacity of this unit is equivalent to about 70 thousand head of poultry/day. However, since 2005 this output had already been incorporated in the Company’s own production capacity with the operation working on a production against order basis.

Mineiros Agro-Industrial Complex – GO - The Mineiros Agro-Industrial Plant in the state of Goiás, for the production of specialty poultry – principally turkeys, was unveiled on March 20, 2007. Full capacity, expected to be reached before the end of 2008, is for the processing of 81 thousand tons/year at a total investment of R$ 240 million by Perdigão, partially financed by the BNDES. The Company’s integrated outgrowers are also investing some R$ 270 million for the construction of 200 production modules with financing from the Constitutional Fund for the Midwest (FCO).

Sino dos Alpes – Bom Retiro do Sul – RS - On March 30, 2007, Perdigão finalized negotiations for the acquisition of Sino dos Alpes Alimentos Ltda., a specialty products plant in Bom Retiro do Sul, state of Rio Grande do Sul and a subsidiary of Grandi Salumifici Italiani (GSI), a group which is a leader in the specialty meats market in Italy.  The investment in this acquisition amounted to R$ 5.5 million.

Expansion in the Distribution Chain – The upgrading of the distribution chain with the new DC to be opened in São Paulo, and the construction of Distribution Centers in Salvador-BA, Rio Verde-GO, Fortaleza-CE and the building of the new Distribution Center in Bom Conselho-PE, (work in progress), will ensure the expansion and modernization of the Company’s logistics network. This will enhance the efficiency of the operations and reinforce the quality of services offered to the customers as well as capturing synergies and cutting costs. The São Paulo Distribution Center is under construction at a site adjacent to the Régis Bittencourt Highway and close to the new São Paulo Rodoanel Beltway, thus strategically located to interconnect the south of the country and the principal national highways fanning out to all points of the country. The Distribution Center is to have an estimated 23 thousand pallet storage positions and 50 loading bays, which will facilitate simultaneous inward delivery and outward shipment. The DC is scheduled to begin operations before the end of the first half of 2008.

In 2008, we expect to invest approximately R$ 800 millions in capital expenditures, without consider acquisitions and new business. We project around R$ 140 million in breeding poultry and hogs.

Competitive Strengths

We believe our major competitive strengths are as follows:

•                  Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities, by enabling us to expand our business and increase our share of international markets. In 2006 and in 2007, we slaughtered 547.4 million and 627.3 million chickens and other poultry and 3.5 million and 3.7 million hogs/cattle, respectively. We sold nearly 1.3 million tons and 1.5 million tons of poultry, pork, beef, milk and processed food products, including dairy products, in the same periods. Our own and licensed brands are highly recognized in Brazil, and the brands that we use in our export markets are well-established in those markets

•                  Extensive Distribution Network in Brazil and in Export Markets.  We believe we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 110 countries, and we have begun to develop our own distribution capability in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business resulting in increased sales volumes and broader product lines.

•                  Low-Cost Producer in Increasingly Global Market.  We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have recently implemented a number of programs designed to maintain and improve our cost-effectiveness, including our ATP—Perdigão Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP— Perdigão Shared Services Center, which centralizes our corporate and administrative functions; and our MVP—More Value Perdigão program to provide our managers with more efficient use of fixed and working capital; and the matrix-based budget intended to improve the efficiency of cost management.

•                  Diversified and Strategic Geographical Location. In the meat segment, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. Furthermore, the geographical diversity of our plants enables us to reduce transportation costs due to the proximity to the grain-producing regions.

•                  Emphasis on Product Quality and Safety and on a Diversified Product Portfolio. We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers. We have a diversified product range, which gives us the flexibility to channel our production according to market demand and the seasonality of our products.

•                  Experienced Management Team. Our senior management is highly experienced and has transformed our company during the last decade into a global business. Most members of our senior management have worked for us for over 10 years. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange.

Business Strategy

Our overall strategy is to use our competitive advantages to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of lower volatility in our results, as a food company with one of the most diversified chilled and frozen food product portfolios, including processed and specialty meats and beef, dairy products, margarine, pastas and pizzas among others.

We will continue to seek balanced growth and consolidation among the segments in which we operate (poultry, pork, beef, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main points of our strategy, applicable to both the poultry, pork and beef segments and to the milk, dairy product, margarine and processed food products are:

•                  Grow Our Core Businesses. We intend to further develop our core businesses of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to gain scale and efficiency. For example, we are expanding our Rio Verde Agroindustrial Complex in the mid-western State of Goiás and we have built a new agroindustrial complex for the processing of turkey, also in Goiás. We have also enlarged our Nova Mutum poultry plant in the State of Mato Grosso to meet long-term demand for chicken meat exports. We recently announced the construction of a specialty meats plant in Bom Conselho, in the State of Pernambuco. We had previously announced a goal of increasing volumes of our poultry, pork and processed food products by 50% between 2007 and 2011, with projected average investments of approximately R$350.0 million each year during this period to support this goal, including amounts already approved for our new Nova Mutum poultry plant and two construction projects in Goiás and Pernambuco.

•                  Diversify Our Product Lines, Focusing on Value-Added Processed Food Products. We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. We have invested over R$400.5 million in new businesses in 2006 and in 2007. Recent acquisitions include Batávia (milk and dairy products), a beef slaughterhouse, Sino dos Alpes (a specialty meats producer), Paraíso Agroindustrial (which owns a poultry slaughterhouse and animal feed mill) and the Doriana, Delicata and Claybom margarine brands, from Unilever, as well as the assets used in manufacturing them, among others. We recently announced the construction of a dairy plant in Bom Conselho, in the State of Pernambuco, and the purchase of control of Eleva, in order to include products like powdered milk and cheese in our portfolio and increase our market share in milk and dairy products. We may pursue other selective acquisitions and/or build new industrial plants to support these strategic goals.

•                  Expand Our Domestic and International Customer Base. We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses so that each represents approximately 50% of our annual net sales.

•                  Strengthen Our Global Distribution Network. We are developing our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. We are focusing on expanding our distribution network in Europe and in the Middle East, so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad, to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. In early December 2007, we entered into a purchase agreement with the Dutch holding company Cebeco Groep B.V. for the acquisition of Plusfood Groep B.V. Plusfood has three industrial plants in Europe for the manufacture of poultry- and beef-based processed food products, with an installed capacity for manufacturing approximately 20,000 tons per year of finished products.

•                  Continue to Seek Leadership in Low Costs. We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are concentrating our expansion efforts primarily in the mid-western region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allows us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

B.   Business Overview

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past five years, with Brazil having assumed the number one position as global exporter in 2004. The USDA projects an increase in global production, consumption and export volumes for poultry in 2008. For Brazil, the USDA estimates a volume growth of 5.9% in production, 10.1% in export and 4.2% in consumption, in 2008 compared to 2007.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	Poultry Panorama(1)
Primary Poultry Producers	2004	2005	2006	2007(2)	2008(3)
	(In thousands of tons — “ready to cook” equivalent)
U.S.A.	17,727	18,334	18,588	18,878	19,318
China	9,998	10,200	10,350	11,500	12,500
Brazil	8,648	9,625	9,708	10,685	11,315
European Union (27 countries)	9,884	10,088	9,661	9,951	10,030
Mexico	2,402	2,512	2,606	2,745	2,840
Others	12,186	13,253	14,280	19,096	19,965
Total	60,845	64,012	65,193	72,855	75,968

Primary Poultry Exporters	2004	2005	2006	2007(2)	2008(3)

(In thousands of tons — “ready to cook” equivalent)

Brazil	2,552	2,900	2,658	3,085	3,395
U.S.A.	2,371	2,619	2,609	2,869	2,996
European Union (27 countries)	895	855	820	733	725
China	241	331	322	358	400
Thailand	200	240	261	297	320
Others	246	384	317	448	477
Total	6,505	7,329	6,987	7,790	8,313

Primary Poultry Consumers	2004	2005	2006	2007(2)	2008(3)
	(In thousands of tons — “ready to cook” equivalent)

U.S.A.	15,352	15,677	16,081	16,025	16,376
China	9,931	10,088	10,371	11,624	12,700
European Union (27 countries)	9,579	9,970	9,558	9,963	10,060
Brazil	6,171	6,811	7,050	7,597	7,920
Mexico	2,870	3,070	3,224	3,333	3,435
Russia	1,787	2,263	2,488	2,671	2,870
India	1,648	1,899	2,000	2,300	2,600
Others	11,469	12,189	12,652	19,038	19,393
Total	58,807	61,967	63,424	72,551	75,354

(1)	Includes chicken, special poultry and turkey
(2)	Preliminary data
(3)	Estimated

Source:  USDA Apr/08.

Pork

Brazil is the fourth largest producer and exporter, and the sixth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and exports of pork has increased over the last five years, although not as significantly as for poultry.  The USDA projects an increase in Global production and consumption of pork in 2008, and also an increase of approximately of 5,5% in Brazil’s pork exports for the year. That decrease was due to basically Russia’s ban on imports of Brazilian pork products as a result of Food and Mouth affecting cattle in Mato Grosso do Sul and Paraná states. The ban was partially lifted in the second half of 2006 to allow imports from the state of Rio Grande do Sul and beginning December, 2007 the ban will also be lifted for the States of Santa Catarina, São Paulo, Paraná, Mato Grosso do Sul, Minas Gerais, Goiás and in the south of the State of Pará.

In May 2007, OIE - World Organization for Animal Health - recognized the state of Santa Catarina as free zone of foot-and-mouth disease without vaccination, consequently, we believe in the medium-long term it will be possible to reach significant new markets.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2004	2005	2006	2007(1)	2008(2)
	(In thousands of tons - weight in equivalent carcass)

China	47,016	50,106	51,972	44,200	44,700
European Union (27 countries)	21,753	21,676	21,677	22,600	22,500
U.S.A.	9,312	9,392	9,559	9,962	10,684
Brazil	2,600	2,710	2,830	2,990	3,110
Russian Federation	1,725	1,735	1,805	1,910	2,030
Canada	1,936	1,920	1,898	1,850	1,790
Others	8,459	8,600	8,763	12,146	12,316
Total	92,801	96,139	98,504	95,658	97,130

Main Pork Exporters	2004	2005	2006	2007(1)	2008(2)
	(In thousands of tons - weight in equivalent carcass)
U.S.A	989	1,209	1,359	1,424	1,694
European Union (27 countries)	1,302	1,143	1,283	1,282	1,300
Canada	972	1,084	1,080	1,033	1,010
Brazil	621	761	639	730	770
China	537	502	595	350	330
Chile	103	128	130	148	177
Others	173	163	163	185	200
Total	4,697	4,990	5,249	5,152	5,481

Main Pork Consumers	2004	2005	2006	2007(1)	2008(2)
	(In thousands of tons - weight in equivalent carcass)

China	46,648	49,703	51,467	44,048	44,580
European Union (27 countries)	20,528	20,632	20,518	21,257	21,315
U.S.A.	8,817	8,669	8,640	8,964	9,384
Japan	2,529	2,482	2,458	2,803	2,939
Russian Federation	2,338	2,486	2,639	2,472	2,504
Brazil	1,979	1,949	2,191	2,260	2,340
Others	9,211	9,228	9,601	13,710	13,862
Total	92,050	95,149	97,514	95,514	96,924

(1)	Preliminary data
(2)	Estimated

Source: USDA - Apr/2008

Beef

We began to produce beef cuts in the fourth quarter of 2005 for sale in our export markets and in the Brazilian market. Brazil is the largest exporter, the second largest producer and the fourth largest consumer of beef in the world, according to tonnage data compiled by the USDA. Brazil’s production and exports of beef have significantly increased over the last five years. The USDA projects an increase in Global production and a small decrease in consumption of beef in 2008 and an increase of 0.5% in Brazil’s beef exports for the year.

	World Beef Panorama
Main Beef Producers	2004	2005	2006	2007(1)	2008(2)
	(In thousands of tons - weight in equivalent carcass)

United States	11,261	11,318	11,981	12,096	12,171
Brazil	7,975	8,592	9,020	9,470	9,710
China	6,759	7,115	7,492	7,480	7,730
EU-27	8,245	8,090	8,060	8,175	8,125
Argentina	3,130	3,200	3,100	3,200	3,170
India	2,130	2,250	2,375	2,500	2,655
Others	11,827	11,889	11,706	17,502	17,345
Total	51,327	52,454	53,734	60,423	60,906

	World Beef Panorama
Main Beef Exporters	2004	2005	2006	2007(1)	2008(2)
	(In thousands of tons - weight in equivalent carcass)

Brazil	1,610	1,845	2,084	2,189	2,200
Australia	1,369	1,388	1,430	1,400	1,360
India	492	617	681	735	800
U.S.A	209	317	519	649	687
Argentina	616	754	552	532	535
New Zealand	594	577	530	496	525
Others	1,524	1,473	1,314	1,604	1,549
Total	6,414	6,971	7,110	7,605	7,656

	World Beef Panorama
Main Beef Consumers	2004	2005	2006	2007(1)	2008(2)
	(In thousands of tons - weight in equivalent carcass)

U.S.A	12,667	12,663	12,834	12,830	12,828
European Union (27 countries)	8,582	8,550	8,561	8,674	8,575
China	6,712	7,041	7,409	7,404	7,682
Brazil	6,417	6,795	6,964	7,311	7,540
Argentina	2,519	2,451	2,553	2,673	2,640
Mexico	2,376	2,428	2,519	2,568	2,603
Others	10,714	11,070	11,054	18,525	18,671
Total	49,987	50,998	51,894	59,985	60,539

(1)	Preliminary data

(2)	Estimated

Source: USDA - Apr/2008

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef meat to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meats production chain and of our dairy production chain.

Meats Supply Chain

Poultry and Hog Farms
Parent
Feed
Corn
Soybean
Eggs
Piglets
Consumers
Exports
Hatcheries
Processing
Distribution Centers
Integrated Out Growers
Reail Stores
Wholesale
Poultry/Hog/Beef/Slaughtering
Consumers

Dairy Products Production Chain

Rural Property
Milk Collection Point
Retail
Consumers
Wholesale
Distribution Centers
Processing
Milk Storage
Pulp (fruit)/Soybean

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks and eggs from Cobb of Brazil, an affiliate of Cobb Vantress. We send these chicks to our grandparent stock farms, where their eggs are hatched and our parent breeding stock is produced. In 2007, we maintained an average parent breeding stock of approximately 3.4 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks used in our poultry products. We produced 667.0 million day-old chicks, including chickens, Chester roosters, turkeys, partridge and quail in 2007.  We hatch these eggs in our 17 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 4,476 integrated poultry outgrowers. Many of these farmers also produce and sell corn that we use to produce animal feed.

At December 31, 2007, we had a slaughtering capacity of 12.2 million heads of poultry per week, all of which are automated and have an aggregate processing capacity.

Pork

We produce the majority of the pork we use in our products. In addition, we purchase some pork from local producers (17.8% of our total pork needs in 2007). We purchase the remainder of pork on the spot market (7.6% of our total pork needs in 2007).

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities who raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuaria Imbuial and Master Agropecuaria or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 1,695 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2007, we had a pork slaughtering capacity of 80,470 heads per week.

Beef

We do not raise cattle in our facilities. We purchase cattle primarily from local producers in the region of Mirassol D’Oeste in the State of Mato Grosso. Although we purchase the cattle in the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle, cut and package the beef.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina and in Rio Verde in the State of Goiás, and we produce pies and pastries at our plant in Rio Verde in the State of Goiás. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties.

We sell a variety of frozen vegetables, such as broccoli, peas, French fries and cassava fries. These products are produced for us by a third party that delivers them to us packaged, almost all for our Escolha Saudável (“healthy choice”) line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile. We also produce soy-based products, such as soy meal and refined soy flour, at our plant in Videira, located in the State of Santa Catarina. As described above, we also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business. We receive royalties from Bunge Alimentos for the use of the Perdigão brand for soybean oil under a licensing agreement.

In regard to our margarine products, we acquired from Unilever the brands Doriana, Delicata and Claybom, as well as the equipment for the production of these margarines in Valinhos in the State of São Paulo. The production of these three margarine brands and our licensed brand Becel are carried out in Unilever’s plant in Valinhos, State of São Paulo. Perdigão and Unilever established a working model to ensure the continuity of the production process and supply of sales points. With respect to Becel, there were no changes to the advertisements of the brand, its attributes, formula or other characteristics. Unilever will continue investing in this brand, one of the most important brands in its portfolio and already recognized by consumers as a healthy, functional food product.

Dairy Products

Through the acquisition of Batávia, we produce dairy products in two plants: one plant in Carambeí, State of Paraná; and the other in Concórdia, State of Santa Catarina. Batávia receives milk from a network of 4,000 milk producers in 50 cities in these states. The milk is purchased mainly from local producers and supplemental purchases are made on the spot market, depending on the market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

Batávia is also part of a milk supply agreement with Cooperativa CCLP, under which Batávia purchases approximately 35% of its milk supply needs. The average purchase price paid by Batávia is equivalent to a weighted average of the selling prices of milk charged by Cooperativa Agropecuária Castrolância and Cooperativa Agropecuária Batavo Ltda. (two of the cooperatives that comprise Cooperativa CCLP) to their clients.

Perdigão is the tenth largest milk collector in Brazil, based on volumes, according to information compiled from Leite Brasil, the Brazilian National Agriculture Confederation (Confederação Nacional da Agricultura), the Brazilian Confederation of Dairy Cooperatives (Confederação Brasileira de Cooperativas de Laticínios) and the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária).

Feed

We produce most of the feed consumed at the farms operated by our integrated outgrowers of poultry and hogs. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local producers of hogs at market rates. Animal feed sales accounted for R$99.3 million in the year ended December 31, 2007, (1.5% of our net sales)  R$81.7 million in 2006 (1.6% of our net sales), R$78.3 million in 2005 (1.5% of our net sales) and R$74.1 million in 2004 (1.5% of our net sales).

We own nine feed production plants and lease another such plant. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. In 2007, we purchased approximately 33% of our corn through rural producers and small merchants, 29% through cooperatives and 38% from major producers such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts.

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

Suppliers

We generally use a bidding process to select our suppliers based on technical and commercial requirements. We have had long relationships with many of our suppliers, both in Brazil and abroad. We periodically evaluate the efficiency of our suppliers in terms of quality, lead time and service levels.

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. It had an estimated population of 186,4 million people in April 2007. Brazil had an estimated GDP of R$2.3 trillion for 2006, representing 9.5% increase over GDP of R$2.1 trillion for 2005 (nominal terms). For 2007 Brazil’s Central Bank has announced an increase of 5.4% over the GDP of 2006. Disposable income per capita declined between 2001 and 2004, though rebounded in 2005. The IPCA inflation rate, on the other hand was 3.1% in 2006 and 4.4% in 2007, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

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

Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen do Brasil S.A., the specialty meats market in Brazil accounted for net sales of R$12.6 billion in 2007, representing a 10% increase over R$11.5 billion in 2006. Based upon information compiled by A.C. Nielsen do Brasil S.A., the frozen processed meats market represented net sales of approximately R$2.2 billion in Brazil in 2007, a 10% increase over R$2.0 billion in net sales in 2006. The processed foods area is more concentrated in terms of the number of players. We believe that processed food products represent an opportunity for further growth in upcoming years.

With our purchase of a controlling stake in Batávia, we entered the dairy products business. In 2007, according to A.C. Nielsen do Brasil, the Brazilian market for dairy processed products corresponds to approximately of R$ 3.4 billion, an increase of 6%, from R$ 3.2 billion in 2006. Brazil is one of the world’s largest consumers of dairy products.  Besides that, we acquired three brands of margarines from Unilever and stablished a joint venture with Becel brand name. The margarine market represented R$ 1.6 billion in 2007, a 1% increase over 2006.

Export Markets

The global trade in poultry, pork and beef products has been growing in recent years, according to the USDA, and meat consumption among major countries has also grown. Although 2006 has been characterized by lower levels of trade and consumption of meat products due to concerns about avian influenza and other animal diseases, we believe that trade in meat products will continue to expand over the long term. Brazilian exports of chicken grew at an accumulated rate of 21% from January to December, 2007, in terms of volumes, from 2,718 thousand tons to 3,287 thousand tons. Brazilian exports of pork grew at an accumulated rate of 15% in 2007, from 528 thousand tons to 606 thousand tons. Besides that, Brazilian exports of beef grew at a rate of 1.1% in 2007, from 1,597 thousand tons to 1,615 thousand tons. In milk and dairy products segment, Brazil has been exporting various products, especially powdered milk, since 2000, as an alternative to the domestic market, and the sales volume of powdered milk increase from only 229 tons in 2000 to 20,942 tons in 2006, according to SECEX.

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

Global trade in poultry products has negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia, but it happened in Europe and Africa too. Since the beginning of 2003, there have been over 330 confirmed human cases of avian influenza and over 200 deaths, according to the World Health Organization, with an increased number of deaths in each year since 2003. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

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

Sales

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 52.5% of our net sales in 2007, 53.6% in 2006 and 44.6% in 2005. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 47.5%, 46.4% and 55.4% of our net sales in 2007, 2006 and 2005, respectively.

The table below demonstrates the Breakdown of Net Sales (%):

Breakdown of Net Sales	2007	2006	2005
Domestic Market	52.5%	53.6%	44.6%
Poultry	2.7%	3.7%	2.9%
Pork/Beef	0.8%	1.1%	0.6%
Processed Foods	36.8%	39.0%	36.4%
Other	3.2%	3.7%	4.7%
Dairy Products	9.0%	6.1%	—
Export	47.5%	46.4%	55.4%
Poultry	28.0%	25.4%	32.1%
Pork	8.0%	10.9%	11.2%
Processed Foods	11.5%	10.1%	11.7%
Other	—	—	0.4%
Total	100.0%	100.0%	100.0%

Overall Comparison of the Company’s Net Sales for the Three Years Ended December 31, 2007, 2006 and 2005.

Domestic Market

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to over 80,000 supermarkets, retail stores, wholesalers, and food service and other institutional buyers. The table below sets forth our domestic net sales to supermarkets, retail stores, wholesalers and institutional buyers as a percentage of total domestic net sales for the periods indicated.

	2007	2006	2005
	(percentage of domestic net sales
Supermarkets	63.9	63.5	61.0
Retail stores	9.3	10.2	11.7
Food service and other institutional buyers	7.7	7.9	8.4
Wholesalers	19.1	18.4	18.9
Total	100%	100%	100%

We have recently been successful in reducing our dependence on any one customer. In 2007, our five largest customers accounted for 14.5% of our domestic net sales, compared to 14.7% in 2006 and 17.1% in 2005. None of our customers accounted for more than 2.7% of our total net sales in 2007. In this regard, one of our strategies is to continue to expand our food service client base, which already includes Burger King and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

Our domestic distribution network uses 22 distribution centers in 14 Brazilian states and the Federal District. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 38 cross-docking points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 17 of our distribution centers and lease the remaining five centers, which are listed under “—Property, Plant and Equipment —”. We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

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

	2007		2006		2005
	Export Net Sales	Total Tons	Export Net Sales	Total Tons	Export Net Sales	Total Tons
	(%)	(%)	(%)	(%)	(%)	(%)
Europe:
Germany	7.2	5.6	5.9	5.1	5.7	4.5
Netherlands	2.1	1.2	2.8	2.2	1.7	1.1
England	6.5	4.0	7.7	4.3	7.8	4.1
Others	13.9	10.5	12.2	9.7	13.1	10.7
Total	29.7	21.3	28.6	21.3	28.3	20.4

Far East:
Japan	11.4	10.8	12.7	11.2	16.0	12.7
Hong Kong	7.8	9.3	6.6	8.7	4.2	5.5
Singapore	3.1	3.2	3.7	3.7	4.0	4.0
Others	2.5	2.8	2.3	2.1	1.8	3.0
Total	24.8	26.1	25.3	25.7	26.0	25.2

Eurasia:
Russia	11.7	10.7	10.9	9.2	19.5	18.1
Others	4.0	4.8	6.6	6.6	2.1	2.0
Total	15.7	15.5	17.5	15.8	21.6	20.1

Middle East:
Saudi Arabia	13.5	15.5	14.0	17.2	12.2	16.3
Kuwait	2.3	2.9	1.4	1.9	1.2	1.7
United Arab Emirates	2.3	2.8	2.0	2.6	2.1	3.1
Others	4.5	5.5	3.5	4.4	2.9	4.0
Total	22.6	26.7	20.9	26.1	18.4	25.1

	2007		2006		2005
	Export Net Sales	Total Tons	Export Net Sales	Total Tons	Export Net Sales	Total Tons
	(%)	(%)	(%)	(%)	(%)	(%)

Africa, the Americas and Other	7.2	10.4	7.7	11.1	5.7	9.2

Total	100%	100%	100%	100%	100%	100%

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil. Our principal domestic competitor is Sadia, another large, vertically integrated producer with a nationwide distribution network and significant export sales. Our other major domestic competitors are Aurora and Seara.

In the specialty meats market, we had a 25.2% market share by sales volume in January through December, 2007, while Sadia, Aurora and Seara had market shares of 25.9%, 8.4% and 4.0%, respectively, according to A.C. Nielsen do Brasil S.A. The specialty meats market accounted for estimated revenues of approximately R$12.6 billion in Brazil in 2007, compared to R$11.5 billion in 2006, an increase of 10%. Since 1995, this market has had annual average growth of 10.9% in terms of sales volumes. The four largest players accounted for 63.5% of the market in January through December of 2007, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players.

The following graph shows the market shares (in percentages) of our company and our major competitors, by sales volumes, in specialty meats for the periods indicated.

In Volumes

Source: AC Nielsen

YTD: Jan – Dec 07

In the frozen processed meats market (which includes hamburgers, steaks and breaded meat products, kibes and meatballs), we had a 35.8% market share by sales volume in December 2006 through November 2007, while Sadia and Seara held market shares of 35.6% and 5.4%, respectively, according to A.C. Nielsen do Brasil S.A. DaGranja Agroindustrial Ltda. is the fourth largest player in the market with a market share of 3.5% during that period. Since 1995, the market has had an average annual growth of 17.0% in terms of sales volumes. The frozen processed meat market accounted for estimated revenues of approximately R$2.2 billion in Brazil in 2007, compared to R$2.0 billion in 2006, an increase of 10%.

The graph below shows the market shares of our company and our major competitors, in volumes, in frozen processed meats for the periods indicated.

Market Share – Frozen Meats - %

In Volumes

Source: AC Nielsen

YTD: Dec 06 – Nov 07

In the frozen pasta market (which includes lasagnas and other products), we had a 41.9% market share by sales volume in December 2006 through November 2007, while Sadia had a market share of 49.4%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$397 million in 2007, compared to R$322 million in 2006, an increase of 23%. The market in the frozen pasta market grew at an annual average rate of 24.5% from 1998, when we entered the market, to 2007, in terms of sales volumes.

In the frozen pizza market, we had a 36.4% market share by sales volume in January through December 2007, while Sadia had a market share of 31.3% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated revenues of R$381 million in 2007, compared to R$325 million in 2006, an increase of 17%. The market in the frozen pizza market grew at an annual average rate of 14.1% from 2000 to 2007 in terms of sales volumes.

In the dairy products market, we had a 13.5% market share by sales volume in December 2006 through November, 2007, while Danone, Nestlé and Paulista had market shares of 15.4%, 15.2% and 7.6%, respectively, according to A.C. Nielsen do Brasil S.A. The dairy products market accounted for estimated revenues of approximately R$3.4 billion in Brazil in 2007, compared to R$3.2 billion in 2006, an increase of 6%. Since 2003, this market has had annual average growth of 7.1% in terms of sales volumes.

Market Share – Dairy Products - %

In Volumes

Source: AC Nielsen

YTD: Dec 06 – Nov 07

In the margarines market, we had a 16.1% market share by sales volume in December 2006 through November, 2007, while Qualy and Delícia had market shares of 30.8% and 15.2%, respectively, according to A.C. Nielsen do Brasil S.A. The margarines market accounted for estimated revenues of approximately R$1.6 billion in Brazil in 2007, compared to R$1.5 billion in 2006, an increase of 1%.

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

The table below sets forth the main Brazilian exporters’ percentage of poultry in 2006 (in volume).

Company	Percentage of Brazilian Exports – Poultry
Sadia	26.00%
Perdigão	18.28%
Seara	12.06%
Frangosul	9.38%
Avipal	5.74%

Source: Abef – Associação Brasileira de Produtores e Exportadores de Frango (Brazilian Poultry Producers and Exporters Association)

The table below sets forth the main Brazilian exporters’ percentage of pork in 2007 (in volume).

Company	Percentage of Brazilian Exports – Pork
Sadia	18.29%
Perdigão	17.80%
Alibem	14.50%
Seara	10.96%
Aurora	7.08%
Eleva	5.07%

Source: Abipecs – Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (Brazilian Pork Producers and Exporters Association)

In our export markets, we compete primarily based on quality, costs, selling prices and service to our customers.

Distribution of Products

Domestic Market

The Company has focused on its logistical operations and seeks to improve efficiency and reduce distribution costs by building distribution centers to reach long distances through the Company’s cross-dockings. The Company covers approximately 98% of the Brazilian population through a nationwide distribution network, which the Company distributes its products. As of December 31, 2007, the Company operated 22 distribution centers and 38 cross-docking points.

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

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but also have tended to last longer than strikes by government agents. In 2005, in the third quarter of 2007 and in March to April 2008, for example, sanitary inspectors struck for approximately one month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, France, Japan, The Netherlands, Russia, Singapore and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

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

C. Organizational Structure – See Item 4 – “Corporate Structure”

D.  Property, Plant and Equipment

Production

We have a number of production facilities throughout Brazil. We currently operate 18 meat processing plants, one margarine plant, 17 hatcheries, nine animal feed mills, three dairy/dessert processing plants, five milk collection points and a soybean processing plant.

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

We also operate 21 grain purchasing branches (seven of which we own), through which we purchase corn needed for our animal feed production.

The table below sets forth our owned production facilities.

Production Facility	Number	Activities

Bom Retiro do Sul, Rio Grande do Sul	1	Specialty meats
Capinzal, Santa Catarina	1	Poultry slaughtering (including Chester); poultry processing
Carambei, Paraná	1	Pork and poultry slaughtering (including turkey); chicken, turkey and pork processing
Carambeí, Paraná	1	Dairy products
Concórdia, Santa Catarina	1	Dairy products
Herval D’Oeste, Santa Catarina	1	Pork slaughtering and processing
Jataí, Goiás	1	Poultry slaughtering and processing
Lages, Santa Catarina	1	Pasta, pizza and cheese bread processing; beef processing
Marau, Rio Grande do Sul	3	Poultry and pork slaughtering; poultry and pork processing
Mineiros, Goiás	1	Special poultry slaughtering and processing (turkey and Chester)
Mirassol D’Oeste, Mato Grosso	1	Beef unit
Nova Mutum, Mato Grosso	1	Poultry slaughtering and processing
Rio Verde, Goiás	1	Poultry and pork slaughtering; poultry, pork, pies and pastry processing
Salto Veloso, Santa Catarina	1	Poultry, pork and beef slaughtering
Serafina Correa, Rio Grande do Sul	1	Poultry slaughtering
Valinhos, São Paulo	1	Margarine processing
Videira, Santa Catarina	2	Poultry and pork slaughtering and processing; soybean crushing

Distribution

We operate 22 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased

Ananindeua, Pará	Owned
Brasilia, Distrito Federal	Owned
Campinas, São Paulo	Owned
Carambeí, Paraná	Owned
Concórdia, Santa Catarina	Owned
Contagem, Minas Gerais	Owned
Cubatão, São Paulo	Owned
Duque de Caxias, Rio de Janeiro	Leased
Fortaleza, Ceará	Owned
Itapecerica da Serra, São Paulo	Leased
Manaus, Amazonas	Leased
Marau, Rio Grande do Sul	Owned
Recife, Pernambuco (2)	Leased
Rio Verde, Goiás	Owned
Salvador, Bahia	Owned
São José, Santa Catarina	Owned
São José dos Pinhais, Paraná	Leased
São Paulo, São Paulo	Owned
Serra, Espírito Santo	Owned
Simões Filho, Bahia	Leased
Videira, Santa Catarina	Owned

We also own administrative offices in São Paulo in the State of São Paulo and in Videira in the State of Santa Catarina, and we lease an administrative office at the port of Itajaí, Santa Catarina. We lease nine sales offices and one distribution offices abroad.

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

Noncompliance with environmental laws and regulations may result in the imposition of administrative and criminal penalties against the violator, in addition to the obligation to indemnify for environmental damages. Administrative penalties may include notices, fines, temporary or permanent injunctions, suspension of subsidies from public agencies and temporary or permanent closure of a business. Criminal sanctions include fines and imprisonment (for individuals) and dissolution (for legal entities). Fines may reach up to R$10 million if we operate without a license and R$50 million if we cause environmental damage. In addition, under Brazilian environmental law, the corporate structure of a company may be disregarded if it is deemed necessary to guarantee the payment of the costs related to environmental damage.

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

We have implemented an environmental policy based on ensuring that our activities and growth are developed in harmony with the environment. We have an Environmental Coordination Committee, composed of members from different functions within our company, that oversees implementation of our environmental policy and monitors our environmental practices.

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

On October 3, 2007, we executed a consent agreement (termo de ajuste de conduta) with the municipality of Rio Verde, in the State of Goiás, which requires us to pay indemnification in an approximate amount of R$1.5 million, for which we have reserves at September 30, 2007, and to make investments to improve our rainwater capture systems to avoid accidents, such as the involuntary disposal of organic waste into a river close to one of our plants on September 14, 2007. Our objective is to continue growing and expanding our operations on a global basis while always respecting the principle of minimizing the environmental impact on areas where we operate.

We believe this principle justified investments in environment-related activities of R$24.7 million in 2006, 179% higher than in 2005, including the creation of the Perdigão Institute of Sustainability. The Institute’s first project was the Perdigão Sustainable Hog Farming Program, which involves an initiative to mobilize integrated hog outgrowers in the States of Santa Catarina and Rio Grande do Sul to implement mechanisms for reducing the emission of greenhouse gases. In 2007 we invested R$22.4 million in environment related activities.

A partnership with integrated outgrowers is one of the strategies we use to ensure that our activities and those of our suppliers are performed according to world environmental standards. We are responsible for our integrated outgrowers’ licensing projects and provide technical support and guidance on the best way to manage environmental issues.

We are also aware of the need to increase and expand our environmental control systems in line with the pace of growth and diversification expected over the next few years. All new investments involving an increase in production must build enhanced effluent treatment plants and fuel and steam generation capacity to meet standards already reached elsewhere and, if possible, improving these indicators. In 2006, we invested R$8.1 million to expand and adapt the effluent treatment systems at the Marau, Rio Grande do Sul; Herval D´Oeste, Santa Catarina; Videira, Santa Catarina; Rio Verde, Goiás and Nova Mutum, Mato Grosso industrial units in light of the increased production capacity. On World Environment Day, we unveiled a new Effluent Treatment Station (ETE) at the Capinzal, Santa Catarina unit, where R$7.5 million was invested. In 2007 we invested R$5.3 million to expand and adapt the effluent treatment systems.

Insurance Coverage

We contract insurance to cover the following risks: (1) fire, windstorm, lightning, explosions and other risks to our property, plant and equipment and inventories, with maximum coverage per occurrence of R$72 million, subject to sub-limits, (2) damages for loss of profits, with maximum coverage per occurrence of R$56 million, in case of fire, lightning or explosions, and R$5.6 million, in case of floods, (3) domestic transportation risks, with maximum coverage per occurrence from R$0.6 million to R$2 million, for which the amounts are calculated based on the registered cargo, (4) international transportation risks, with maximum coverage per occurrence of U.S.$2 million or U.S.$5 million, depending on the shipping terms, and (5) other coverage, including general civil liability, directors’ and officers’ liability and vehicle insurance. The total coverage of our property, plant and equipment and inventories described in items (1) and (2) above was R$2.1 billion at December 31, 2007, compared to R$ 1.7 billion at December 31, 2006 and R$1.4 billion at December 31, 2005.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the Perdigão and Batavo brands in the domestic market and under the Perdix, Fazenda, Borella, Confidence and other brands in our export markets, as described in “—Sales and Distribution—Marketing”. We also use several brands for specific products or product lines. In the domestic market, these brands include Chester, Turma da Mônica, Confiança, Escolha Saudável, Toque de Sabor (for lasagnas) and Appreciatta (for pizzas). We license the Turma da Mônica brand under licensing agreement that expires in 2013.

We used the Batavo brand under a license even before we acquired a controlling interest in the licensor, Batávia, in the second quarter 2006. Batávia also uses the Parmalat brand for processed refrigerated dairy products, such as yogurt. Upon the acquisition of Batávia, we have entered into a license agreement with Parmalat S.p.A. to use the Parmalat brand for processed dairy products and other products for a period of three years from the acquisition of Batávia.

On June 22, 2007, we entered into a purchase and sale agreement to acquire Ava Indústria e Comércio de Produtos Alimentícios Ltda., the owner of the Doriana, Delicata and Claybom brands. In addition, we executed a license agreement with Unilever to allow Unilever to produce margarine for us under the Doriana, Delicata and Claybom margarine brands.

In our export markets, these include Halal (in the Middle East other than Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in several Middle Eastern countries). In addition, we are owners of several domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “apreciatta.com.br,” “escolhasaudavel.com.br,” “perdix.com.br” and “toquedesabor.com.br.”

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

4A. Unresolved Staff Comments

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                    Operating and Financial Review and Prospects

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, processed foods and dairy processed products. We are a vertically integrated business that produces more than 2,500 stock-keeping units, or “SKUs”, which we distribute to customers in Brazil and over 110 other countries. Our products currently include:

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

•                               dairy products, such as juices, yogurts, soy milk and soy juices; and

•                               margarines

•                       milk; and

•                       soy meal and refined soy flour, as well as animal feed.

Our domestic Perdigão, Chester and Batavo brands, and the Turma da Mônica brand that we license, are among the most recognized brands in Brazil. In August 2007, we acquired from Unilever Brazil Ltda., or “Unilever,” the Doriana, Delicata and Claybom brands, which are used for our margarine products.  We also have well-established brands in foreign markets, such as Perdix, which is used in most of our export markets; Fazenda, in Russia; and Borella, in Saudi Arabia. In 2007, we had net sales of R$6,633.4 million and net income of R$321.3 million.

We are a leading producer in Brazil of specialty meats with a market share of approximately 25.2%, and frozen processed meats, with a market share of approximately 35.8%, 13.5% in dairy processed products and 16.5% in margarines, in each case based on sales volumes in 2007, according to A.C. Nielsen do Brasil S.A. We also sell our frozen poultry, pork and beef products in the highly fragmented domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 22 distribution centers and nine exclusive distributors. We operate 18 meat processing plants, 17 hatcheries, nine feed mills, 3 dairy processing plants, a margarine processwing plant (through a joint venture with Unilever), five milk collecting sites and one soybean processing plant.

We are the second largest Brazilian exporter of poultry products, based on export sales volumes in 2006, and are among the largest such exporters in the world. We are also the second largest Brazilian exporter of pork products, based on export sales volumes in 2007. We began to sell beef products in December 2005 and plan to increase our beef sales, particularly to export customers who already purchase poultry or pork from us. We also entered the dairy products business through our acquisition of a controlling interest in Batávia.  Our results of operations, financial condition and liquidity have been, and will continue to be, influenced by a broad range of factors, including:

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

Brazilian Economic Conditions

Growth rates in the Brazilian economy have varied considerably in recent years. GDP growth was 4.9% in 2004, 2.3% in 2005, 2.9% in 2006 and 5.4% in 2007, according to Brazilian Central Bank. Although the Brazilian economy has shown positive growth trends in the past three years, the economy has been affected by adverse factors in recent years, including:

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

The sharp devaluation of the real that occurred in the second half of 2002 heightened concerns over a return to high inflation in Brazil. The monetary authorities under the former government and the current government acted quickly to increase interest rates through the end of 2002, which restricted credit available to the economy and, consequently, its growth. Since 2003, the devaluation of the U.S. dollar against other currencies and the conservative monetary and fiscal policies of the current government have led to an appreciation of the real in relation to the U.S. dollar. Although interest rates decreased somewhat in 2003, the Central Bank again began to raise interest rates in late 2004 amid inflation concerns, and interest rates continued to fluctuate through the first semester 2007. In December 2007, the basic interest rate was 11.25%.

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

Effects of Trade and Other Barriers

We monitor trade barriers and other import restrictions in the poultry, pork and beef markets outside Brazil because these restrictions significantly affect demand for our products and the levels of our export sales. These restrictions often change from period to period, as illustrated by these examples:

•                       In late 2005, Russia, the largest import market for our pork cuts, banned imports of Brazilian pork due to outbreaks of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. In April 2006, Russia lifted the ban on imports from the State of Rio Grande do Sul. Although we have begun to dedicate our production of pork cuts in Rio Grande do Sul to the Russian market, the ban had an adverse effect on our results of operations in the first half of 2006. In addition, when we shift production among our facilities to respond to trade restrictions like this one, we incur additional production costs.

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

•                       The State of Santa Catarina in Brazil has been considered an area free from foot-and-mouth disease since May 2007. However, no exports of pork cuts from the State of Santa Catarina to Russia occurred as of September 2007. We have exported pork cuts from the State of Rio Grande do Sul to Russia, but we do not know when and if exports of pork cuts from the State of Santa Catarina to Russia will resume.

•                       In November 2007, the Brazilian Ministry of Agriculture announced the reopening of Russia, effective in December 2007, to imports of Brazilian beef and pork products in the States of Santa Catarina, São Paulo, Paraná, Mato Grosso do Sul, Minas Gerais, Goiás and Amazonas and in the State of Pará.

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

Avian Influenza (H5N1) and Other Animal Diseases

Global demand for poultry products decreased in the first half of 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in the first half of 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in those markets in that period. Although net sales of poultry products in the domestic market increased in the first half of 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets. These factors negatively affected our overall financial performance in the first half of 2006 as compared to the corresponding period in 2005.

In the second half of 2006, poultry export, demand, production and global inventories gradually improved. Poultry exports also increased in 2007. However, if there are significant numbers of new avian influenza cases in humans, even if they do not occur in any of our markets, then demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans may negatively impact our business, due to the public sensitivity to the disease.

The Brazilian Ministry of Agriculture established a plan for the prevention of outbreaks of avian influenza and Newcastle disease in April 2006, and this plan contemplates the inspection of Brazilian states’ sanitary systems. The states that have voluntarily adhered to the government plan will be inspected based on several criteria, including the existence and sufficiency of emergency plans, adequacy of veterinary care and compliance with the rules of the government plan for poultry health. Each state will be classified in categories A, B, C or D based on the results of the inspection. The restrictions contemplated by the plan, including restrictions on transportation of live poultry and poultry products, may only be applied by one state on another with a lower classification. The results of these inspections are expected to be released in November 2007.

In addition to the Brazilian government plan, we have implemented our own regionalization plan to minimize the transportation of raw materials and finished products across state lines and to allow us to isolate production in any state in which an outbreak of an animal disease may occur. We could incur costs in the implementation of the Brazilian government plan and our own regionalization plan.

The avian influenza virus can be killed by cooking raw chicken and eggs at 67°C. Some poultry producing countries, such as Thailand, have responded to avian influenza outbreaks in their countries by shifting poultry production to cooked products. If an avian influenza outbreak were to occur in Brazil, we might find it necessary to redirect a significant portion of our poultry production to cooked products. Even if we were to do so, however, we expect that demand for our products would still be adversely affected by any instance of avian influenza in Brazil.

Demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states have been banned in Russia due to cases of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. Although we do not raise hogs in Mato Grosso do Sul and our Carambeí plant in Paraná accounts for only 12% of our total hog production, these bans affect Brazilian imports into Russia generally and have required us to shift pork production for the Russian market to Rio Grande do Sul, the only Brazilian state that has not been subject to the ban, until Russia lifted restrictions on imports from an additional eight Brazilian states effective December 2007. Our net sales of pork cuts in our export markets were negatively affected by this ban, especially in the first half of 2006.

New cases of avian influenza reported in the international market did not materially affect the demand for our products in 2007.

Effect of Export Market Demand on the Domestic Market

Fluctuations in demand for poultry, pork and beef products in our export markets often have an indirect effect on supply and selling prices for those products in the domestic market. When concerns about global outbreaks of animal diseases, imposition of trade barriers and other factors lead to a reduction of demand in key export markets, we and our principal Brazilian competitors in those markets often attempt to redirect those products to the domestic market. The resulting increases in supply in the domestic market generally lead to a decrease in selling prices, which affects our net sales in the domestic market. Global concerns about avian influenza and the Russian restrictions on Brazilian pork imports, for example, were largely responsible for a 5.3% average decrease in selling prices for our pork, poultry, beef, milk and processed food products in the domestic market in the first half of 2006, with the prices of poultry, pork and beef that are more commodity in nature products declining more than 10% in that period.

We closely monitor the actions of our major competitors because, among other things, their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence demand and supply both in the domestic market and our export markets. In the domestic market, for example, our three largest competitors in specialty meats had a combined 39.3% market share by sales volume in 2007, and our three largest competitors in frozen processed meats had a combined 42.6% market share by sales volume in 2007, in each case according to A.C. Nielsen do Brasil S.A. See “Business—Competition”. Such concentrations of market share sometimes give our competitors the ability to significantly influence selling prices in our markets through the volumes they choose to sell in those markets. In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. Purchases of corn, soy meal and soybeans represented approximately 23.9% of our cost of sales in 2007, 22.5% in 2006, 26.7% in 2005 and 32.0% in 2004. Although we produce most of the hogs we use for our pork products, we purchased approximately 18% of our hogs from nearby producers and an additional 8% on the spot market in 2007. In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market and fluctuate like the prices of commodities. Commodity prices generally decreased in the first half of 2006, which lowered our costs but also exerted pressure on the selling prices of many of our products. By contrast, commodity prices remained below 2005 levels in Brazilian currency terms during the first half of 2006 due to available supplies in the market and weakened demand for animal feed caused by the effect of avian influenza. Over the last quarter of 2006 and in the first quarter of 2007, commodity prices increased considerably and then generally decreased before increasing again in late 2007 and in the first months of 2008.

The following graph illustrates the movements in the price of corn in Cascavel in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Agra Informa Ltda., or “Agra-FNP”, a private Brazilian firm.

Prices of Corn

Source: Agra-FNP

Current Brazilian government estimates of the Brazilian corn harvest in 2007-2008 forecast 56.2 million tons, according to a survey undertaken by the National Supply Company (Companhia Nacional de Abastecimento) or “CONAB”, an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply, in March 2008. This estimate represents a 9.5% increase over the 51.4 million tons harvested in 2006-2007. Of these 56.2 million tons, 38.8 million tons are forecasted for the summer crop and 17.4 million tons for the second crop (safrinha), to be harvested up to early August this year. The expected growth in total corn production is due to higher crop yields, allowed by favorable weather conditions, and an increase in the harvested area, besides the incentive of higher prices of this commodity.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Agra FNP.

According to a survey released by CONAB in March 2008, current Brazilian government estimates of the Brazilian soybean harvest in 2007-2008 forecast 59.9 million tons. This estimate represents a 2.7% increase over the soybean harvest in 2006-2007.

The estimated total area for the soybean harvest 2007-2008 is 21.02 million hectares. This estimate represents a 1.6% increase over the soybean harvest in 2006-2007.

The estimated total export of soybean in the 2007-08 harvest is 25.5 million tons, which represents a 7.4% increase over the 2006-07 harvest (23.7 million tons). Inventory volumes for the 2007-08 harvest were approximately 3.6 million tons, 3.0% lower in relation to the 2006-07 harvest. Market estimates forecast production of at least 59.9 million tons of soybeans, as a result of increased prices and international demand.

Brazilian exports of soybeans from January through December 2007 (on an annualized basis) totaled 23.7 million tons. Revenues from exports in December 2007 totaled US$528.8 million, with an average price of US$365.6 per ton, compared with an average price of US$342.7 per ton in November 2007. In December 2006, when Brazil exported approximately 471 thousand tons of soybeans, the average price was US$247.6 per ton.

Effects of Exchange Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	Years ended December 31,
	2007		2006		2005		2004		2003		2002
Appreciation (devaluation) of the real against. U.S. dollar	16.3%		9.5%		13.4%		8.8%		22.3%		(34.3)%
Period-end exchange rate (U.S.$1.00)	R$	1.77	R$	2.14	R$	2.34	R$	2.65	R$	2.89	R$	3.53
Average (daily) exchange rate (U.S.$1.00)(1)	R$	1.95	R$	2.18	R$	2.44	R$	2.93	R$	3.07	R$	2.93
Inflation (INPC) (2)	5.2%		2.8%		5.1%		6.1%		10.4%		14.7%
Inflation (IPCA) (3)	4.5%		3.1%		5.7%		7.6%		9.3%		12.5%
Inflation (IGP-M) (4)	7.6%		3.8%		1.2%		12.4%		8.7%		25.3%

Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1)	The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.
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

Our results of operations and financial condition are significantly affected by movements in the exchange rate to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies therefore decreases the value of our net sales from exports in reais. Our export volumes increased 0.6% from 2005 to 2006, for example, but our net sales from exports increased only 14.7% due to the avian influenza outbreaks and the appreciation of the real against the U.S. dollar in 2006. Our export volumes increased only 18.6% in 2007 compared to 2006, but our net sales from exports decreased 30.0%.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$1,645.8 million at December 31, 2007, representing 75.1% of our total consolidated indebtedness at that date.  Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant depreciation of the real in relation to the U.S. dollar or other currencies would make it more costly in real terms to meet debt service requirements of our foreign currency-denominated obligations.

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

Effect of Interest Rates on Our Financial Condition

Our financial expenses are significantly affected by movements in Brazilian and foreign interest rates. At December 31, 2007, 72.1% of our total liabilities from indebtedness and derivative instruments of R$2,509.0 million bore interest based on floating interest rates, either because it was they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because it was dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below sets forth, the average interest rates that we are exposed:

	Average December 31,
	2007	2006	2005
TJLP	6.37%	7.87%	9.75%
CDI	11.91%	15.23%	19.08%
Six months LIBOR	5.25%	5.27%	3.77%

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our export customers represents a significant cost and is affected by fluctuations in the price of oil. In the year ended December 31, 2007, freight costs accounted for approximately 9.2% of our net sales. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

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

On February 21 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of Perdigão, in the amount of 20.256.751 issued shares. As a result Perdigão’s, capital stock increased to R$ 3.4 billion, represented by 206.9 million common book-entry shares.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net Sales

Our net sales increased 27.3% to R$6,633.4 million in 2007 from R$5,209.8 million in 2006, supported by growth in the meat business both in the domestic as well as export markets. This item was also boosted by the full integration of Batávia’s dairy-processed product activities in addition to the margarine and beef processing businesses acquired during the year.

Domestic net sales increased 24.7%, to R$ 3,482.3 million in 2007 from R$2,793.0 million in 2006 due to an increase in volumes for poultry, pork/beef and processed meat foods, and including the dairy-processed products and margarines business. The export sales revenues account for R$ 3,151.0 million, 30,4% higher, mainly because of the increase in sales volumes of poultry, pork and processed. Net Sales were split 52.5% to domestic customers and 47.5% to overseas markets.

The relative share of processed poultry and meat products destined for export as well as dairy processed products and other processed products – including margarines – had a significant impact on the breakdown of Company sales. Not only did these contribute to the improvement in margins but they also helped diversify the sales portfolio and minimize the risks of the businesses. Processed higher value-added products already account for 53% of the Company’s total net sales.

Domestic Market

In 2007 domestic net sales increased 24.7%, to R$ 3,482.3 million from R$ 2,793.0 million in 2006.  We continued to concentrate our strategy on building up our business in greater value-added products. This combined with a more favorable domestic scenario resulted in processed products accounting for 81.8% of total net sales to the domestic market, amounting to R$ 2,849.1 billion for the year a growth of 25.1% in sales revenue and 22.3% in volume.

The improvement in average prices during the year gave an added lift to the good sales performance and profit margins, the average price of meats and dairy-processed products rising 8.2% and 8.6% respectively. Conversely, average costs were 3.1% higher, 3.3% up in the case of meats and 2.9% for dairy-processed products.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
Domestic Market	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)

Poultry	178.4	189.6	(5.9)	47.6	72.8	(34.6)	3.75	2.61	43.7
Pork /Beef	52.6	56.6	(7.1)	13.4	17.9	(25.1)	3.91	3.16	23.7
Milk	188.6	101.0	86.7	127.5	73.4	73.7	1.48	1.38	7.2
Processed foods (1)	2,849.1	2,276.7	25.1	797.7	652.0	22.3	3.56	3.49	2.0
Other	213.6	169.1	26.4	184.6	65.6	181.4		—
Total	3,482.3	2,793.0	24.7	1,170.8	881.8	32.8	2.97	3.21	(7.5)

(1)  includes processed meat other processed products and dairy processed products.

Poultry –Domestic net sales of poultry products (frozen whole and cut poultry) decreased 6.3% in 2007, from R$ 189.6 million to R$ 178.4 million, mainly as a result of a decrease of 34,6% in sales volume in 2007 compared to 2006 due to our decision to direct our products to our export markets, where demand was increasing, contrasted the 2006 scenario, when due to questions of avian influenza outbreaks, commodity-type products which directly to export market had to be sold on the domestic market. The decrease in sales volumes was partially offset by an increase in average selling prices of 43.7% to R$3.75 from R$2.61.

Pork and beef - Domestic net sales of pork and beef cuts decreased 7.6% to R$ 52.6 million from 56.6 million in 2006, primarily because of 25.1% of decrease in sales volumes, partially offset by an increase of 23.7% in average selling prices. The decrease in sales volumes was mainly due to our decision to increase production of processed food products for our export markets to meet the higher demand for these products in those markets.

Milk –  Domestic net sales of milk increased 86.7%  to R$ 188.6 million from R$ 101 million in 2006, mainly because we commenced selling milk only beginning June 2006, following an acquisition of control of Batávia. In addition, the average selling prices of milk also increased in the period.

Processed foods – Domestic sales of processed foods increased 25.1% to R$ 2,849.1 million in 2007 from R$ 2,276.7 million in 2006, primarily due to an increase of 22.3% in sales volumes of meat processed foods and including dairy-processed products, margarine and others, the highlight here being frozen and specialty products together with specialty poultry. We believe an increase in the real income of Brazilians on a per capita basis has contributed to a rise in domestic food consumption. In addition, we acquired the Doriana, Delicata and Claybon brands for margarine products from Unilever in August 2007, we entered into a joint venture with Unilever to manage Becel and Becel ProActiv branded margarine products in Brazil, and we consolidated Batávia’s dairy products results of operations in whole year of 2007 against only seven months in 2006, all of which contributed to our net sales in 2007.

Export Markets

Export net sales reached R$ 3,151.0 million from R$ 2,416.7 million, growing by 30.4% in revenues during the year, mainly because of the growth in sales volumes and on average selling prices, despite the impact of the Real’s appreciation of more than 17% against the US dollar, and driven by a significant improvement in demand for protein together with the competitive advantages of Brazilian production costs.

Average prices have risen gradually, recording an increase of 24.8% in 2007 in US dollar FOB terms compared with 2006. Fourth quarter compared with third quarter 2007 growth was 7.3% while there was an increase of 29% compared with the same quarter in 2006. The average price in Reais for the year was 9.9% more against higher average costs of 5.3%. In the fourth quarter, prices rose 5.2%, as opposed to an average cost increase of 8.7%, reflecting the appreciation of the Real in relation to foreign exchange rates for exports and the impact of the rise in grain prices on overseas commodity sales, the end result of this being a squeeze on margins.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the export market.

	Net Sales			Sales Volumes			Average Selling Prices
Export Markets	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)

Poultry	1,858.2	1,326.7	40.1	555.2	457.4	21.4	3.35	2.90	15.5
Pork /Beef	528.4	568.4	(7.0)	120.4	125.8	(4.3)	4.39	4.52	(2.9)
Processed foods	764.4	521.6	46.5	150.6	113.2	33.0	5.08	4.61	10.2
Other		—		—	—	—		—
Total	3,151.0	2,416.7	30.4	826.2	696.4	18.6	3.81	3.47	9.8

Poultry – Export net sales of poultry products increased 40.1% to R$ 1,858.2 million against R$ 1,326.7 million in 2006. We exported a total of 555.2 thousands tons of poultry meat in 2007, an increase of 21.4% compared with the same period of 2006, with average prices in reais 15.5% higher, reflecting the gradual return to previus levels of sales in our export markets after the significant decrease in exports in the first half of 2006 caused by concerns about avian influenza.

Pork and beef – Export net sales of pork and beef products decreased 7%, with a decrease of 4.3% in pork and beef sales volumes and 2.9% in average selling prices, mainly because of the Russian ban on imports of Brazilian pork products, except from the State of Rio Grande do Sul, and since October 2007 from the State of Goias, where we have plants to serve the Russian market. In the case of the beef market, we replaced third-party production with our own production through the acquisition of a processing unit at Mirassol D’oeste, in the State of Mato Grosso, with a current slaughtering capacity of 500 head/day, the slaughtering rate to be increased to 2 thousand head/day before the end of 2008.

Processed foods – Export net sales of processed foods increased 46.5% in 2007, primarily due to a 33% increase in sales volumes, reflecting the strategy of growing this business in the overseas market, and considering 10.2% of increase in average selling prices compared to last year. We have focused on selling higher-added value products to our export markets, especially in Europe.

Perdigão reported the following performance in its leading overseas markets:

Europe – The consistent recovery in consumption associated to the world increase in corn prices, combined with a reduction in investments by local producers were critical in pushing prices higher to their current levels, reflecting the growth in export volume of 18.9% and revenues of 35.8% for the year. Trade quotas established by the European Union permitting lower import tariffs on Brazilian imports – salted breast of chicken, turkey breast, and prepared and processed chicken – came into effect in July 2007.

Middle East – The increase of 21.6% in volumes and 41.6% in revenues reflected the improvement in prices and demand in this market.

Far East – Volumes were 20.5% up with revenues 28% higher reflecting the good performance reported in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and cases of avian influenza in the duck population in southern China. This has reflected in some instability in the Hong Kong market.

Eurasia – Volumes increased by 16.2% on export revenue 16% higher. We were able to report only a modest performance in this market due to the Russian trade ban on Brazilian pork exports, the only exception being made for exports from the state of Rio Grande do Sul. Until September, the Ukraine also placed restrictions on hog imports for the pork meat industry, and for which lower import duties apply.

Africa, the Americas and Other Countries – These markets reported a growth of 10.4% in volume and 21.1% in export revenue, although the speed with which costs increased, especially at the end of the year, prevented these from being fully passed on to prices. Good demand was registered in the African market and the resumption of business with Venezuela helped support overall growth in these markets.

Cost of Sales

Cost of Sales increased 23.1% from R$ 3,865.7 million to R$ 4,760.1 million. The lower growth in cost of sales compared with net sales performance for the year was instrumental in the 240 basis points gain in gross margin – achieved largely due to the acquisition of new businesses, the monitoring of production costs and to productivity gains in already consolidated activities of the Company. This was achieved in spite of lower revenue from exports in the face of the appreciation of the Real in the foreign exchange rate.

The prices of the leading raw materials rose sharply on the Chicago Board of Trade, soybeans increasing by 42.4% and corn by 56.4%. This had a knock-on effect on prices practiced in Brazil, with soybeans and corn growing on average 16% and 26.4%, respectively. In the light of this scenario, raw material costs came under pressure, notably in the final quarter of the year. These costs have significantly impacted the commodity-type products we sell, albeit partially offset by the incorporation of the new activities in dairy-processed products and beef in addition to a portfolio with a richer content of higher value-added processed products.  The cost of milk collection also experienced an upward spiral, prices having grown by 25.7% in the year and 19.1% in the last quarter, basically due to tighter inventory and an increase in production costs worldwide.  As a result, cost of sales rose 23.1% in the year and 21.9% in the final quarter.

Gross Profit and Gross Margin

The gross margin widened from 25.8% to 28.2% for the year, representing a growth of 39.4% in gross profit in 2007 to R$ 1,873.3 million from R$ 1,344.1 million, a result of the good performance reported by both domestic and export markets and recently consolidated businesses, particularly dairy-processed products and margarines.

Operating Expenses

Operating expenses also contributed to the Company’s annual performance, posting an increase of 150 basis points, a reflection of the capture of synergies from the new businesses. With an absolute growth of 18.8% during the year, operating expenses were equivalent to 20.6% of net sales for the year against 22.1% for 2006, totaling R$ 1,369.4 million against R$ 1,152.7 million in 2006.

The contribution margin generated by the new businesses helped to reduce commercial expenses for the year from 20.6% to 19.3% of net sales, recording a nominal increase of 19.4%. This was achieved despite the inherently greater freight and distribution costs, including here the agricultural inspectors’ strikes, and investments in marketing, especially the new advertising campaigns for the Perdigão and Batavo brands. The partial outsourcing of distribution to a logistics operator and distribution to more remote areas also increased commercial overheads. In the final quarter, commercial expenses amounted to 19.6% of net sales against 20.6% for the same period a year earlier, considering new adds campaing in Perdigão and in Batavo released in the fourth quarter 2007.

The growth in business was also reflected in administrative and management compensation expenses and management compensation, which were proportionally reduced in relation to net sales, declining from 1.6% to 1.4% for the year – a nominal growth of 10.4%.

Operating Income

                In the light of this scenario, the Company reported an operating income before financial expenses totaling R$ 503.9 million, a 163.3% gain compared with 2006. The operating margin was 7.6% against 3.7% reported for the same period for the preceding year, a period when adverse factors surrounding the avian influenza outbreaks were impacting the poultry industry worldwide.

Financial Expenses

The Company recorded a decline in financial expenses of 18.5%, a result of changes in the management of foreign exchange exposure in the light of export volume, and the increase in cash investments. This allowed us to manage our financial position to support the Company’s investment and working capital requirements, also incorporating the disbursements for the acquisitions announced during the year in our cash flow.

In the final quarter, we recorded a 4% increase in financial expenses. This was largely due to financial expenses of R$ 29.8 million, arising from the placement, underwriting, fees and other expenditures with respect to the primary offering of shares in December 2007. The offering resulted in an additional R$ 900 million in funding, being allocated principally for settling the 46% cash portion of the Eleva Alimentos S.A. acquisition.

Strong cash generation from business activities and the additional resources raised through the primary offerings at the end of both 2006 and 2007 underpinned the capital outlays necessary for capex requirements and the new businesses. Perdigão was thus able to reduce its net debt by 32.3% during the year from R$ 633.5 million to R$ 428.9 million.

Income Tax and Social Contribution

The Income Tax and Social Contribution item sweep up the effects of Interest on Capital and the revision of the Provision for Income Tax and Social Contribution on Tax Losses and negative calculation base of the wholly owned Batávia subsidiary. Income tax and social contribution expense were R$32.1 million in 2007 against a income tax and social contribution credit of R$ 61.6 million in 2006 mainly due to the increase in income before taxes and profit sharing, which totaled R$383.8 in 2007 compared with R$74.3 in 2006.  Additionaly, in 2007 the subsidiary Batávia entirely reversed the valuation allowance of R$26.1 referring to deferred tax assets relating to tax losses accumulated up to 2004, due to the finalization of the organizational restructuring.  In 2006, the Company also recorded the income and social contribution tax benefits of (“Summer Plan”) Plano Verão in the amount of R$ 33.4 million.

Net Income

Perdigão reported a net income of R$ 321.3 million against R$ 117.3 million, a 174% increase, with net margin rising to 4.8% against 2.3% in 2006. These improved results can be ascribed to good domestic and export market performance, together with the Company’s monitoring and management of costs and expenses, and to diversification, strategically developed to generate real and effective gains, with the focus on mitigating risks of the businesses.

In the final quarter, the Company reported a drop of 12.7% in net income due to cost pressures. These impacted the businesses faster than the Company was able to pass them on to the consumer. The quarter was also affected by foreign exchange variation on export revenue when translated in to local currency. In Other Operating Results, we sweep up tax breaks on investments in regions where we have operations, and in Non-Operating Results, the impact of some idle capacity costs.

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

Poultry –Domestic net sales of poultry products (frozen whole and cut poultry) increased 26.3% in 2006,  primarily because we like other Brazilian poultry exporters, redirected sales of poultry products to the domestic market due to weak demand in our export markets attributable to global concerns about avian influenza. The oversupply of poultry in the domestic market led to a significant decrease in average selling prices.

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

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
Domestic Market	2006	2005	Change	2006	2005	Change	2006	2005	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)

Poultry	189.6	150.1	26.3	72.8	49.3	47.8	2.61	3.05	(14.4)
Pork /Beef	56.6	30.3	86.8	17.9	10.0	79.5	3.16	3.04	4.4
Milk	101.0	—	—	73.4	—	—	1.38	—	—

Processed foods (1)	2,276.7	1,890.7	20.4	652.0	517.7	25.9	3.49	3.65	(4.4)

Other	169.1	241.4	(30.0)	65.6	119.8	(45.3)	—	—	—

Total	2,793.0	2,312.5	20.8	881.8	696.8	26.5	3.21	3.59	(10.5)

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

The following table provides a breakdown of changes in net sales, volumes and prices in our export markets.

	Net Sales			Sales Volumes			Average Selling Prices
Export Markets	2006	2005	Change	2006	2005	Change	2006	2005	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais)		(%)

Poultry	1,326.7	1,651.0	(19.6)	457.4	453.5	0.9	2.90	3.64	(20.3)
Pork /Beef	568.4	578.3	(1.7)	125.8	120.2	4.7	4.52	4.81	(6.0)
Processed foods	521.6	601.6	(13.3)	113.2	118.3	(4.3)	4.61	5.09	(9.4)
Other	—	1.7	—	—	0.2	—	—	—	—
Total	2,416.7	2,832.7	(14.7)	696.4	692.2	0.6	3.47	4.09	(15.2)

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

Income Tax and Social Contribution

Income tax and social contribution were R$61.6 million credit in 2006 compared to an income tax and social contribution expense in the amount of R$62.5 million mainly due to decrease in income before taxes and profit sharing by R$378.8 million, from R$451.1 million in 2005 to R$74.3 million in 2006. Additionally, the Company recognized the income and social contribution tax effects of (“Summer Plan”) Plano Verão in the amount of R$ 33.4 million.

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

The goodwill has its recoverability evaluated annually through the use of the discounted cash flow method (common market practice). The recoverability of the goodwill was evaluated for the year ended December 31, 2007 and no provision for losses was identified.

Accounting for Business Combinations

We have made significant acquisitions that included the recording of goodwill and other intangible assets.

Under Brazilian GAAP, goodwill is generally the difference between the purchase consideration and the book value of the net assets acquired.  Intangible assets are not separately recognized.

Under U.S. GAAP, goodwill is calculated as the difference between the purchase consideration and the fair value of the net assets acquired.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives.  We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities.  The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates.  The use of different assumptions may result in different estimates of value of assets acquired and liabilities assumed.

Depreciation, Depletion, Amortization and Impairment

We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of forests we own and the amortization of our pre-operating expenses and software development (i.e., deferred charges). The rates of depreciation, depletion and amortization are based on our or third party estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our fixed assets to determine whether any impairment of those assets is necessary. The determination of such an impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. While we believe that we make reliable estimates for these matters, our actual depreciation, depletion, amortization and impairment expenses may be higher than our estimates, which could negatively affect our results of operations.

We recorded breeder poultry and hogs as property, plant and equipment.  While we raise the breeders, which generally take approximately six months, we allocate the costs of labor, animal feed and medicines associated with the breeders under property, plant and equipment.  After that, we depreciate these amounts based on the estimates of offspring to be produced (generally, 15 months for poultry and 30 months for hogs).

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

Recently Issued Accounting Pronouncements Under U.S. GAAP

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities , requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This standard permits an entity to innevocably choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect significant impacts on its consolidated financial statements upon the adoption of this statement.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”. This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years and interin periods within those years beginning after November 15, 2007. In February 2008, the FASB approved FSP FAS 157-2, effective date of measurement requirements for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The Company does not expect significant impacts on its consolidated financial statements upon the adoption of this statement..

Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this form. The consolidated financial statements are prepared in accordance with Brazilian GAAP, which differ in certain significant respects from the U.S. GAAP.

The following table sets forth the components of our results of operations as percentage of net sales.

	Year ended December 31,
	2007	2006	2005

Net sales	100	100	100
Cost of sales	71.8	74.2	71.6
Gross profit	28.2	25.8	28.4
Operating expenses:
Selling	19.3	20.6	16.4
General and administrative	1.2	1.4	1.1
Management compensation	0.2	0.2	0.2
Other operating expenses	0.1	0.4	0.2
Operating income before financial expenses	7.7	3.3	10.5
Financial expenses, net	1.6	2.5	1.6
Operating income	6.1	1.5	8.9
Non-operating expenses	0.3	0.1	0.1
Income before taxes and profit sharing	5.8	1.4	8.8
Income and social contribution taxes	0.5	(1.2)	1.2
Employees’ profit sharing	0.4	0.2	0.4
Management profit sharing	0.0	0.0	0.1
Minority Interest	0.0	0.1	0.1
Net income	4.8	2.3	7.0

Presentation of Net Sales Information

We report net sales after deducting taxes assessed on gross sales and discounts and returns. In 2007, we had total sales deductions of R$1,155.2 million from gross sales of R$7,788.6 million, compared to total sales deductions of R$896.2 million from gross sales of R$6,105.9 million in 2006. Our total sales deductions can be broken down as follows:

•                       ICMS Taxes. ICMS is a state value-added tax assessed on our gross sales in the domestic market at a rate that varies by state and product sold.  Our average ICMS tax rate is 11.35%.

•                       PIS and COFINS Taxes. The PIS and the COFINS taxes are federal social contribution taxes assessed on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS.

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

In 2007, deductions from gross sales to calculate net sales increased 28.9% compared to 2006 an increase higher than the increase in net sales of 27.6%, primarily due to increases in sales volumes in the domestic market (on which PIS and COFINS taxes and ICMS taxes are assessed). In the year ended December 31, 2006, deductions from gross sales to calculate domestic net sales increased 23.1% compared to the year ended December 31, 2005, higher than the increase in net sales, because domestic net sales increased more than export net sales.

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

B. Liquidity And Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures (both for fixed assets and start-up costs relating to expansion programs), acquisitions and the payment of dividends and interest on shareholders’

equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, and sales of marketable securities. We will also receive the net proceeds from the sale of our common shares in the global offering. We believe that these sources of cash will be sufficient to cover current and anticipated working capital needs.

Cash Flows from Operating Activities

We had net cash flows from operating activities of R$337.4 million in 2007, compared to R$203.0 million in  2006. The increase in net cash flows from operating activities from 2007 to 2006 was mainly due to R$204.1 million increase in our net income; R$37.1 million increase in depreciation, amortization and depletion and R$44.1 million increase in profit sharing payments accrued (to be paid in the beginning of 2008 in respect to fiscal year 2007); partially offset by a R$162.7 million increase in inventories due principally to margarine products, due to the beginning of the Company’s operations in this business; raw materials, basically corn to be used in the animal meal production; and, poultry and pork in the formation period designated to the slaughtering, besides the organic growth of the Company during 2007.

We had net cash flows from operating activities of R$203.0 million in 2006, compared to R$584.2 million in  2005. The significant decrease in net cash flows from operating activities from 2005 to 2006 occurred primarily because of the R$243.7 million reduction in our net income from 2005 to 2006 (from net income of R$361.0 million in 2005 to a net income of R$117.3 million in 2006). In addition, the cash effect of other assets was greater in 2006 than in 2005 due to, among other factors, a R$23.6 million reduction in provisions for contingencies, a R$29.3 million increase in profit sharing payments (paid with respect to fiscal year 2005), a R$41.9 million increase in deferred taxes (due to tax loss carry-forwards that could not be used in the year due to the lower income we recorded), a R$48.1 million increase in recoverable taxes (due to the higher amounts paid in 2006 of VAT and due to withholding taxes which generated higher amounts to be recovered), and a R$47.6 million related to Summer Plan effects due to the gain recognized. These changes were partially offset by the cash effects of an increase in trade accounts payable that was R$104.9 million greater than in 2005 (due primarily to management of working capital and timing of payments related to capital expenditures in light of lower demand for our products in 2006).

Our working capital was R$1,827.0 million at December 31, 2007 compared to R$1,500.0 at December 31, 2006.  This increase was due to R$771.4 increase in cash and cash equivalents (due to a cash inflow from the global offering of common shares in December 2007), partially offset by the increase in short-term debt of R$504.8.

Our working capital was R$1,500.0 million at December 31, 2006, compared to R$971.3 million at December 31, 2005. This increase was primarily due to a R$744.8 million increase in marketable securities (due to a cash inflow from the public offering of shares), a R$22.4 million increase in working capital due to Batávia’s acquisition, a R$38.3 million increase in deferred income tax (due to tax losses carryforward that could not be used in the year due to lower income) and a R$61.1 million increase in recoverable taxes (due to the higher amounts paid in 2006 of VAT and due to withholding taxes which generated higher amounts to be recovered). These factors were partially offset by a R$442.0 decrease in cash and cash equivalents (due to lower levels of cash flow from operating activities, business acquisition and higher payments related to capital expenditures) and a R$153.9 million increase in trade accounts payable (due primarily to management of working capital and timing of payments related to capital expenditures in light of lower demand for our products in 2006).

Cash Flows from Investing Activities

We used R$831.1million in cash in investing activities in 2007 compared to R$1,442.1 million used in 2006.  In 2007, our cash used in investing activities consisted primarily of an increase in investments in permanent assets and investments in business acquisitions in the amount of R$284.2, offset by a reduction of R$905.5 million in the amounts invested in marketable securities.

In 2006, we used R$1,442.1 million in cash in investing activities, compared to R$347.2 million in cash used in investing activities in 2005. In 2006, our cash used in investing activities consisted primarily of additions of property, plant and equipment of R$523.9 million, net investment in marketable securities of R$ 714.6, and acquisitions of R$95.5 million (relating to the acquisition of a controlling interest in Batávia, net of cash acquired).

Cash Flows from Financing Activities

We received R$1,265.2 million in cash in financing activities in 2007, compared to uses of cash in financing activities of R$797.1 million in 2006. In 2007, we received net proceeds from loans and financing of R$1,705.9 million, partially offset by repayments of debt of R$1,265.2 million. In 2006, we repaid debt in the amount of

R$1,592.8 million, partially offset by proceeds from new loans and financing in the amount of R$1,655.8million.  In addition, in 2007 we received R$900.0 million from the resources of the public offering of shares against the R$800.00 million received in 2006.

We received R$797.1 million in cash in financing activities in 2006, compared to R$329.0 million in 2005. In 2006, our cash received in financing activities consisted primarily due to the cash inflow from the public offering of shares of R$ 800.0 million

Dividends and Interest on Shareholders’ Equity

We declared interest on shareholders’ equity in the amount of R$100.2 million in 2007 and paid R$72.6 million in 2007 (which includes R$35.2 million relating to the 2006 fiscal year). We paid an additional R$35.2 million in dividends and interest on shareholders’ equity in the six months ended June 30, 2007 relating to the 2006 fiscal year. We declared dividends and interest on shareholders’ equity in the amount of R$35.2 million in 2006 and paid this amount in 2007. We declared and paid R$108.3 million in dividends and interest on shareholders’ equity in 2005.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

			At December 31,		Percentage
	Short-term	Long-term	2007	2006	change
	(in millions of reais)				(%)

Local currency	237.6	382.4	620.0	502.8	23
Foreign currency	814.2	831.7	1,645.8	1,331.3	24
Total debt	1,051.8	1,214.1	2,265.8	1,834.1	24

The following table sets forth our indebtedness net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of our strategic decision  at the end of 2007 to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets..

			At December 31,		Percentage
	Short-term	Long-term	2007	2006	change
	(in millions of reais, except where indicated)				(%)

Total debt	1,051.8	1,214.1	2,265.8	1,834.1	24
Cash, cash equivalents and marketable securities
Local currency	1,452.6	—	1,452.6	956.6	52
Foreign currency	321.0	63.3	384.3	243.9	58
Total	1,773.6	63.3	1,836.9	1,200.5	53
Net debt	(721.8)	1,150.8	428.9	633.6	(32.3)
Exchange rate exposure (in millions of U.S.$)			(308.7)	(111.4)

Our principal indebtedness instruments are described below.

Pre-Export Facilities.  Our principal operating subsidiary, Perdigão Agroindustrial S.A., or “Perdigão Agroindustrial”, had several pre-export facilities in an aggregate outstanding principal amount of R$646.9 million at December 31, 2007. The indebtedness under these facilities is generally denominated in U.S. dollars, and maturities vary from one year to seven years. Perdigão Agroindustrial’s pre-export facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 5.50% per year at December 31, 2007, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on indebtedness to foreign lenders, liens, mergers and, in certain cases, financial covenants.

Trade-Related Facilities. Our subsidiary Perdigão International Ltd. had several trade-related facilities in an aggregate outstanding principal amount of R$469.6 million at December 31, 2007. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from three years to five years. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 5.70% per year at December 31, 2007, generally payable annually. Under each of these facilities, Perdigão International Ltd. receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

BNDES Facilities. Perdigão Agroindustrial had a number of outstanding obligations to BNDES, including loans in the amount of R$213.8 million at December 31, 2007 and debentures in the amount of R$10.4 million at December 31, 2007. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures is generally payable monthly, with final maturities on various dates from 2007 through 2013. The majority of the principal amount of the loans is denominated in reais and bears interest at the TJLP rate plus a margin of approximately 2% to 7% per year.

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

ACCs and ACEs. We also obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs”, and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or “ACEs”. Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$494.9 million at December 31, 2007. Our ACCs and ACEs bore interest at an average rate of 5.17% at December 31, 2007.

Rural Credit Financing. Perdigão Agroindustrial is part to short-term rural credit loans in the amount of R$135.2 million at December 31, 2007 to several commercial banks under a Brazilian federal government program that offers an interest rate of 7.37% per year as an incentive to investments in rural activities. We generally use the proceeds of these loans for working capital.

State Tax Incentive Financing Programs. We also had R$79.3 million outstanding at December 31, 2007 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

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

C. Research and Development, Patents and Licenses

We have a Technology Center located in Videira in the State of Santa Catarina, which is responsible for research and development, including on systems to increase productivity and reduce costs; adapting international quality control practices to our production facilities; traceability systems to allow monitoring of products and customer orders; and clinical analysis of food to promote food safety. We invested R$10.7 million, R$7.2 million and R$6.3 million in 2007, 2006 and 2005, respectively.

D. Trend Information

The conservative trend in interest rates, low inflation control and growing personal incomes have been driving domestic market performance. Brazilian exports of chicken and pork meats in the first quarter of 2008 reported a good increase in relation to the same period in 2007.

Exports

Brazilian poultry exports have been registering a good performance since the last quarter in 2007. In 2008, USDA estimates exports of 3,395 thousand tons. Exports of pork meat continued to post a strong recovery accumulating a further quarter’s good performance. Volumes to be exported in 2008 are expected to reach 770 thousand tons, according to the USDA.

Domestic consumption

Real incomes and nominal salaries in Brazil in 2007, were respectively 3.2% and 6.2% higher than those in 2006. This data substantiates the potential scenario for increased domestic food consumption going forward. A stronger Real and subdued inflation has served to enhance this virtuous circle of more vigorous demand. According to the AC Nielsen survey, growth in the principal product categories YTD 2007 was: 10% for specialty meats, 10%, frozen meats, 23%, frozen pastas, 17%, frozen pizzas, 8% for refrigerated dairy-processed products and a 1% increase in the consumption of margarines.

Raw Materials

Price volatility continued to prevail in the international grain markets due to uncertainty surrounding the next US crop currently being planted. USDA data had signaled  a major increase in areas under corn in the United States. However, it should be noted that this is a period when planting intentions only are gauged and the areas effectively planted must be monitored – not to mention the level of productivity, which will only become clearer from June onwards. Preliminary USDA figures  point to an increase in corn output for the 2007/08 crop, possibly of the order of 25% higher at 332.1 million tons than the 2006/07 crop. On the other hand, in the case of soybeans, while estimates for world inventory indicate  an increase in the next crop, international prices have increased strongly on the back of its further-products (soy meal and soy oil) rising corn and wheat prices. This may be indicative of a substitution of soybeans for grains. The US 2006/07 soybean crop was 86.8 million tons, 4.1% higher than the preceding crop, but offset by the reduction in exports which held US soybean inventory at high levels. Preliminary USDA figures suggest a reduction of 19% to 70.4 million tons in the 2007/08 crop in relation to 2006/07. The lower US soybean inventories may suggest an increase of planted area for this next season of 2008/09.

While the domestic scenario indicates a comfortable domestic supply both for corn as well as soybeans - besides the fear of an indersupply situation in the end of 2007 -, prices kept risen, impacted by the international market and export parity. Corn market prices in 2007 were 37% above those for 2006. Even though, prices for the first two months of 2008 were 40% higher than those in the same period of 2007. In the case of soybean prices, Agra-FNP data reports a 46% rise in the first two months of 2008 in comparison with the same period in 2007. Conab’s (National Supply Council) survey of grain planting intentions published in April 2008 revised the 2007/08 corn crop upwards to 56.2 million tons. Final inventory for this crop is estimated at 8.4 million tons. Conab’s prognostications are for a 2007/08 Brazilian soybean crop of 59.9 million tons, with a crop-end inventory of 3.2 million tons.

CEPEA (Center for Advanced Studies in Applied Economics) data reveals that average milk prices in 2007 were 32.3% higher than those in 2006. CEPEA data also reveals that average beef cattle prices in 2007 were 15% higher than those in 2006. We believe milk prices will increase at amount of 8% in 2008 compared to 2007.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2007 that have an impact on our liquidity.

	Payments due by period
Obligation	Total	Less than one year	From one to three years	From three to five years	Five years or more
	(in millions of reais)
Loans and financing (1)	2,265.9	1,051.8	487.9	576.6	149.6
Rental and lease obligations on property and equipment	66.1	18.8	23.3	12.6	11.5
Commitments for purchase of goods and services (2)	512.5	280.1	107.4	65.8	59.2
Other	6.4	1.2	2.4	2.4	0.3
Total	2,850.9	1,351.9	621.0	657.4	220.6

(1)   Includes both short-term debt and long-term debt and does not include interest obligations.

(2)   These purchase commitments include future purchase commitments for corn and soy meal and service fees to our integrated outgrowers.  Amounts payable under contracts for goods or services that allow termination at any time without penalty have been excluded.  With respect to contracts for goods and services that allow termination at any time without penalty after a specified noticed period, only amounts payable during the specified notice period have been included.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

Our overall strategic direction is provided by our board of directors, which is comprised of eight members who must be shareholders. Our by-laws also provide for eight alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20% of the members of our board of directors (currently, one director) are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.

The following table sets forth information with respect to our directors and alternate directors.

Name	Position Held	Director/Alternate Since	Age

Nildemar Secches	Chairman	April 12, 2007	59
Wang Wei Chang	Alternate	April 12, 2007	61
Francisco Ferreira Alexandre	Vice Chairman	April 22, 2003	45
Terumi Zukeran	Alternate	April 12, 2007	55
Jaime Hugo Patalano	Board Member	April 22, 2003	66
Levy Pinto de Castro	Alternate	April 22, 2003	70
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	46
Suzana Hanna Stiphan Jabra	Alternate	April 12, 2007	49
Manoel Cordeiro Silva Filho	Board Member	April 12, 2007	54
Maurício da Rocha Wanderley	Alternate	April 27, 2006	38
Maurício Novis Botelho	Board Member	April 12, 2007	65
Antonio Luiz Pizarro Manso	Alternate	April 12, 2007	62
Décio da Silva	Board Member	April 12, 2007	51
Gerd Edgar Baumer	Alternate	April 12, 2007	72
Rami Naum Goldfajn	Board Member	April 30, 2008	41
Claudio da Silva Santos	Alternate	April 30, 2008	38

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors.

Nildemar Secches – Chairman of the Board of Directors and Chief Executive Officer of Perdigão, member of the Board of Directors of Weg S.A, of Ultrapar Participações S.A., of Iochpe-Maxion and of Suzano Papel e Celulose. He was a director of the BNDES (Brazilian Economic and Social Development Bank), Corporate Director General for the Iochpe-Maxion Group and President of the Brazilian Association of Chicken Exporters (ABEF). He is graduate in mechanical engineering and has a postgraduate degree in Finance and has concluded a PhD course in Economics. Birth Date: 11/24/48.

Francisco Ferreira Alexandre – Vice Chairman of the Board of Directors. Engineer and Lawyer with a postgraduate degree in Economics and Personnel Management and has an MBA in Corporate Finance. He has been director of Previ- Caixa de Previdência dos Funcionários do Banco do Brasil since 2003, currently holding the position of Administrative Director. Birth  Date: 10/29/62.

Jaime Hugo Patalano – Board member (Independent member). He is a graduate in Economic Sciences and Accountancy. He was a chairman of the Board of Fundação de Assistência e Previdência Social of the Brazilian Economic and Social Development Bank (BNDES) He worked as Financial and Admininstrative Director of the Brazilian Institute for Social and Economic Analysis – Ibase. Birth Date: 01/30/41.

Luis Carlos Fernandes Afonso – Board Member (Independent Member). Economist, He has a Master’s Degree in Economics and a Postgraduate Qualification in Environmental and Economic Development. He is the President of Center of Studies of Public Policies – CEPP of the Campinas University – FACAMP, and also researcher at Campinas Foundation of Economics – FECAMP. He was Finance Secretary at The Municipal Governments Of São Paulo, Campinas And Santo André. Birth Date: 04/15/61.

Manoel Cordeiro Silva Filho – Board member. He has been sitting on our board of directors as an independent member since April 2007. He has been with Companhia Vale do Rio Doce for over 32 years, was an investment and finance officer of Fundação Vale do Rio Doce de Seguridade Social – VALIA and was also coordinator of the National Investment Committee of the Brazilian Association of Pension Funds, or ABRAPP. Mr. Silva Filho graduated in business administration from Faculdade Mendes Júnior, Rio de Janeiro, took a graduation program in economic engineering at Faculdade Estácio de Sá, Rio de Janeiro, and earned an MBA in finance from IBMEC.. Birth Date: 07/01/53.

Maurício Novis Botelho – Board member (Independent Member). During his career, he held outstanding position in companies such as EB Engenharia, Cobrel, Tenenge, Companhia Bozzano Simonsen and OTL – Oderbrecht. He was CEO of Embraer – Empresa Brasileira de Aeronáutica S.A. until April 2007 and is currently the chairman of the board of directors of that company. He is a Mechanical Engineer with a postgraduate degree in Finance and Management Science. Birth Date: 11/27/42.

Décio da Silva – Board member (Independent member). During his career, he was CEO, production officer, regional officer and sales officer of Weg S.A., of which company he is currently the Cairman of the Board of Directors. Mr. Silva graduated in mechanical engineering from Universidade Federal de Santa Catarina and in business administration from the Higher Educational School of Administration and Management of UDESC and took a graduate program in business administration at Fundação Dom Cabral.. Birth Date: 09/16/56.

Rami Naum Goldfajn – Board member (Independent member). Production engineer and holds an MBA in management, with an international extension course. Mr. Goldfajn is a Partner of Governança & Gestão Investimentos and member of the Board of Directors of Portobello S/A. He acted as CEO for Eleva Alimentos S/A, worked for over ten years in the financial market, and has been a partner of Galeazzi & Associados, where he participated in several restructuring projects, besides having acted as the CFO at Grupo Estado de S.Paulo and Eleva S/A. Birth Date: 12/20/67.

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

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders meeting in 2009. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings, when called by our chief executive officer.

The following table sets forth information with respect to our executive officers.

Name	Position Held	Current Position Held Since	Age

Nildemar Secches	Chief Executive Officer	January 16, 1995	59
Wang Wei Chang	Chief Financial Officer and Director of Investor Relations	June 28, 1995	61
Paulo Ernani de Oliveira	Chief Operating Officer	February 4, 2003	58
Antonio Augusto de Toni	General Officer of Perdix Business	April 26, 2007	44
Giberto Antonio Orsatto	Human Relations Officer	April 26, 2007	46
José Antonio do Prado Fay	General Officer of Perdigão Business	April 26, 2007	54
Luiz Adalberto Stabile Benicio	Technology Officer	March 28, 2005	44
Nelson Vas Hacklauer	Business Development Officer	May 31, 1995	56
Nilvo Mittanck	Supply Chain Officer	April 26, 2007	46
Ricardo Robert Athayde Menezes	Institutional Relations Officer	April 26, 2007	56
Wlademir Paravisi	General Officer of Batavo Business	April 26, 2007	47

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers.  The business address of each of our current executive officers is 760 Av. Escola Politécnica, Jaguaré, 05350-901, São Paulo, SP, Brazil.

Nildemar Secches – Chairman of the Board of Directors and Chief Executive Officer of Perdigão, member of the Board of Directors of Weg S.A., of Ultrapar Participações S.A., of Iochpe-Maxion and of Suzano Papel e Celulose. He was a director of the BNDES (Brazilian Economic and Social Development Bank), Corporate Director General for the Iochpe-Maxion Group and President of the Brazilian Association of Chicken Exporters (ABEF). He is graduate in mechanical engineering and has a postgraduate degree in Finance and has concluded a PhD course in Economics. Birth Date: 11/24/48.

Wang Wei Chang – Alternate member and Chief Financial Officer and Investor Relations Director of Perdigão. He is a member of the Board of Executive Officers and a Director of Abrasca (Brazilian Association of Listed Companies). He is a Board Member of IBRI (Brazilian Institute for Investor Relations) as well as being a member of the College of Voting Directors of IBEF-SP (Brazilian Institute of Financial Executives). He was Financial Controls Director for Banco Chase Manhattan N.A in Brazil; Financial Director of Chase Manhattan Bank N.A in Santiago, Chile; and a Vice President at Citibank N.A in Brazil and in Hong Kong. He is a graduate in Eletric Engineering and has a master’s degree in Industrial Engineering. Birth Date: 01/16/47.

Paulo Ernani de Oliveira –Chief Operating Officer. He was Supply Director at Perdigão where he has worked since 1989 and a member of the Fiscal Council of the Poultry Farming Association of Santa Catarina (Acav). He has a degree in Agronomy. Birth Date: 08/01/49.

Antonio Augusto de Toni - General Officer of Perdix Business. He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A.. At Perdigão Companies he was Export Director. Foreign Trade administrator specialized in Marketing Administration, International Administration and Corporate Finance. He also has a MBA in Agribusiness from FEA/USP. Birth Date: 12/16/63.

Giberto Antonio Orsatto - Human Relations Officer. He has been with our company since 1980, having held the positions in various areas. He is currently human resources director of Perdigão. Mr. Orsatto graduated in business administration from Universidade do Oeste in the state of Santa Catarina, took a graduate program in Regional Economy at Universidade do Oeste, and earned an MBA in business administration from FEA/USP. Birth Date: 07/06/61.

José Antonio do Prado Fay – He has been holding the position of general officer of Perdigão Business since April 2007. During his career, he has held outstanding positions with major companies such as COO of Bunge Group, Director of Consummer Products of Bunge – Santista Alimentos S.A., Commercial and Marketing Director of Eletrolux and General Manager of Batávia S.A.. Mr. Fay graduated in mechanical engineering from Universidade Federal do Rio de Janeiro and took a graduate program in industrial systems at COPPEAD/UFRJ/Petrobrás. Birth Date: 11/10/53.

Luiz Adalberto Stabile Benicio - Technology Officer. He has been working at Perdigão since 1986, where he held different positions Animal Nutriction Manager. He has a degree in Animal Sciences and a PhD in Animal Nutrition and an MBA in Business Management. Birth Date: 07/15/62.

Nelson Vas Hacklauer - Business Development Director. He has been working at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Director and Commercial Director at Perdigão. He is a Business Management graduate. Birth Date: 06/27/51.

Nilvo Mittanck - Supply Chain Officer. Mechanic Engineer with an MBA in Management. He works at Perdigão Companies since 1985, as Mechanic and Maintenance Engineer, Advisor and Industrial Engineer Manager and Associate Director. He is currently Supply Chain Officer at Perdigão Companies. Birth Date: 07/30/61.

Ricardo Robert Athayde Menezes -He is our Institutional Relations Officer. He has a graduate degree in communications. He was specia journalist at TV Globo Ltda, Communication and Parliament Relations at Cobal – Companhia Brasileira de Alimentos, Marketing Superintendent at Perdigão Agroindustrial S.A. and at Banco Espirito Santo S.A. and a Consultant at the communication/marketing area at Cardápio S/C Ltda. Birth date: 01/09/51.

Wlademir Paravisi - General Officer of Batavo Business. He has been working at Perdigão since 1978 and has held position suchs as Regional Director and Supply Director. He is a graduate in Accountancy and has an MBA in Business Management and Agribusiness. He also completed the Wharton Advanced Management Program course at the Wharton School of the University of Pennsylvania. Birth Date: 02/06/60.

We are in the process of implementing a seamless succession procedure in the Company according to the principles of good corporate governance. This plan was conceived over a long period and designed to prepare the Company and its professionals for the current transition. The process has already begun with a broad-based restructuring of company management involving the substitution of management by areas with a Business Unit model, together with the appointment of the current Chief Executive Officer to the post of Chairman of the Board of Directors, these two functions to be accumulated for a one-year term until the election of the new CEO position.

B.  Compensation

In 2007, the aggregate compensation paid by us to all members of the Board of Directors and all executive officers (17 persons) for services in all capacities was approximately R$10.2 million. In addition, we paid to all executive officers approximately R$2.8 million in 2007 as part of our profit sharing.

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

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In 2007, the amount paid as benefits to the executive officers totaled R$4.0 million. The aggregate total compensation paid to executive officers in 2007 (including salaries, profit sharing payments and benefits) was R$14.9 million.

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

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age

Attilio Guaspari	Member of the Fiscal Council	April 29, 2005	62
Agenor Azevedo dos Santos	Alternate	April 12, 2007	53
Fábio dos Santos Fonseca	Member of the Fiscal Council	April 30, 2008	54
Osvaldo Roberto Nieto	Alternate	April 30, 2008	58
Décio Magno Andrade Stochiero	Member of the Fiscal Council	April 30, 2008	45
Gilda Maria dos Santos	Alternate	April 30, 2008	50

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current members of the fiscal council.

Attílio Guaspari – Member of the Fiscal Council.  He is a graduate in Civil Engineering, with a master’s degree in Management Sciences; he is also a member of the Board of Directors of Brasil Ferrovias S.A. He was Finance Director of the Associação dos Funcionários do BNDES – AFBNDE, Rio de Janeiro. Birth Date: 10/20/46.

Fábio dos Santos Fonseca - Member of the Fiscal Council. Economist, with a Master’s degree in Business Administration and Accounting. He is a college professor and he was Superintendent of the Brazilian Securities and Exchange Commission – CVM. Birth Date: 08/24/54

Décio Magno Andrade Stochiero –Member of the Fiscal Council. Graduated in business management with an MBA in evaluation of assets and investment portfolios. He is currently planning and corporate control manager of the Sistel Foundation, where he has also held the position of manager for fixed income and real estate analysis and manager for planning and investment analysis. Birth Date: 09/8/63

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and a company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee; rather, its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Under an exemption pursuant to Rule 10A-3 under the Exchange Act regarding the audit committees of listed companies, a fiscal council may exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under the Brazilian Corporation Law.

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

The board of directors has determined that Mr. Attilio Guaspari is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts.

D.  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated. The information at December 2005 is not fully comparable with the information at December 31, 2006 and 2007. In June 2005, in connection with the implementation of our Perdigão Shared Services Center, we reclassified as administration employees certain employees who had worked in our commercial and production departments. In addition, the information at December 31, 2006 is not fully comparable with the information at the other dates because of the Batávia acquisition in the second quarter of 2006.

	As of December 31,
	2007	2006	2005

Administration (1)	720	844	660
Commercial	4,659	3,919	2,650
Production	39,373	34,285	32,246
Total	44,752	39,048	35,556

(1) In 2005 we considered as Administration those employees that worked in Commercial and Production Areas, due to the implementation of CSP project

All of our employees are located in Brazil, except for approximately 74 employees abroad who staff our overseas sales offices.

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

We maintain a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan”. The principal components are (1) the PROHAB—Perdigão Housing Program, which provides home construction financing through an independent credit source, (2) the private Perdigão pension plan, which provides supplementary retirement and death benefits for employees under a defined contribution plan, with 17,609 participants at December, 2007 and (3) a credit cooperative. During 2007, we spent R$128.7 million on programs for food supplies, health insurance, transportation, housing, education, child care and benefits to retired employees. This amount is 20.1% higher than tha amount spent in 2006. We also encourage the practice of sports and leisure activities at sports, recreation clubs and fitness centers located at our facilities.

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

E. Share Ownership

As of May 31, 2008 the Board of Directors and Executive Officers individually and in the aggregate owned less than one percent of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

On May 2008, we had outstanding 206,958,103 common shares (excluding 430,485 common shares held in treasury), without par value.

Major Shareholders

The following table sets forth certain information as of May 31, 2008, with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) the total amount of our common shares owned by our directors and executive officers as a group.

	Common Shares
	Number	%
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil*	29,203,261	14.11
PETROS – Fundação Petrobras de Seguridade Social*	24,924,263	12.04
Lagotriceia Part. S.A.	15,015,867	7.26
Weg Participações e Serviços S.A.	9,666,310	4.67
Fundação Telebrás de Seguridade Social - SISTEL*	8,376,032	4.05
VALIA – Fundação Vale do Rio Doce*	7,695,352	3.72
FPRV1 Sabiá F1 Multimercado Previd	5,026,762	2.43
REAL GRANDEZA Fundação de Assistência e Previdência Social	2,993,607	1.45
All directors and executive officers as a group, including the board of directors (11 persons)	332,284	0.16

*             The Pension Funds are controlled by participating employees of the respective companies and they take part in the Voting Agreement.

Changes in Ownership

Perdigão has a difused control since it entered in Novo Mercado on April, 2006. We had two public offers, in 2006 and in 2007. Part of the main shareholders subscribed the rights in the offers. In order to the settlement of the shares portion of Eleva shareholders, the Board of Directors approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of Perdigão, in the amount of 20.2 million issued new shares.

There has been no significant change in the percentage ownership held by any major shareholder since December 31, 2006, except for the ones described as follows. In October 2007, PREVI – BANERJ – Caixa de Previdência dos Funcionários do BANERJ sold all our common shares held by it, representing 1.2% of our share capital, to the publica the São Paulo Stock Exchange. In October and November 2007, Fundação de Assistência e Previdência Social do BNDES – FAPES transferred common shares held by it representing 2.06% of our share capital, to the public at the São Paulo Stock Exchange and to FPRV1 Sabiá Multimercado Prev. As a result, the Pension Funds that are part of the Voting Agreement held 37.80% of our corporate capital on May 2008, compared to 46.1% held at December 31, 2006.

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

These shareholders agreed to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The decision will be taken by the majority of the shareholders, except in relation to the (1) election of the members of our board of directors, where each shareholder is entitled to indicate one member; and (2) election of the members of the fiscal council.

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

B.  Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2004.

We have outstanding debt obligations to BNDES, including long-term loans under our FINEM credit line in an aggregate principal amount of R$185.9 million at December 31, 2007. We also have outstanding debentures in an aggregate principal amount of R$10.4 million at December 31, 2007. BNDES is the sponsor of FAPES, which controls FPRVI Sabiá FI Multimercado Prev., one of our principal shareholders, but FAPES is managed separately.

From time to time, we incur trade-related loans from Banco do Brasil S.A. on arm’s-length commercial terms in the ordinary course of business. Banco do Brasil S.A. is the sponsor of PREVI, one of our principal shareholders, but PREVI is managed separately.

We are also borrowers under long-term loans with favorable interest rates from Banco do Brasil S.A. to fund eligible capital expenditures in the Central-West region of Brazil under a Brazilian federal government incentive program. Our primary long-term loans from Banco do Brasil S.A. at December 31, 2007 include (1) a commercial credit line (R$113.1 million), (2) an export credit note (R$91.8 million) and (3) an industrial credit note (R$54.1 million). Our outgrowers of poultry and hogs may also obtain federal government-subsidized rural credit financing from Banco do Brasil S.A. to fund capital expenditures. We assist our outgrowers in arranging this long-term financing. We currently do not guarantee or are not financially responsible for these financing arrangements; however, we pay part of the payments that we would otherwise make to the outgrowers directly to a mutual fund operated by Banco do Brasil S.A. to support repayment of these financings.

On September 25, 2003, we entered into a license agreement with Batávia for use of the Batavo brand in connection with the meat and processed food business that we acquired from Batávia at that time. We are required to pay royalties corresponding to a percentage of the net sales we receive from the sale of such products. The percentages range are 0.30% for 2006, 0.40% for 2007 and 0.50% from 2008 to 2014, when the agreement expires. This agreement remained in place after we acquired 51% of Batávia in the second quarter of 2006. Since 2004, we have also been parties to expense reimbursement agreements with Batávia in the ordinary course of our business pursuant to which we reimburse Batávia for our use of water, steam and waste disposal services at our Carambeí plant in the State of Paraná, which is adjacent to Batávia’s plant. In early December 2007, we acquired the remaining 49% interest in Batávia not held by us for R$155.1 million, and Batávia became our wholly-owned subsidiary. Now that this acquisition has been consummated, any payment of royalties or reimbursement of expenses in the future will be intercompany transactions.

C.                Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of the Company is comprised of Common Shares. As of May 31, 2008, 206,958,103 Common Shares were issued by the Company.

Legal Proceedings

We and our subsidiaries are parties to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as remote, possible or probable. We record reserves in our financial statements in connection with these proceedings as determined by our management on the basis of legal advice. If we believe there are probable losses, we record the full amount of the reserve. We do not record contingency reserves if we believe the probability of loss is possible or remote.  We may, however, also incur losses in proceedings for which we had previously classified our risk of loss as only possible or remote.

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities in the aggregate amount of R$661.8 million, for which we have established provisions in an aggregate amount of R$99.5 million at December 31, 2007, compared to R$94.9 million at December 31, 2006, and R$112.9 million at December 31, 2005. Of the proceedings for which we have recorded reserves, the primary proceedings are the following:

•                  We have challenged the full deduction of tax losses from the calculation base of income and social contribution taxes, which represents a contingency in the amount of R$56.0 million at December 31, 2007. The Brazilian Federal Supreme Court has decided against the taxpayers on this matter.  Currently, the Brazilian Federal Supreme Court is examining the main issue relating to this matter and has been granting decisions unfavorable to taxpayers.  As a result, we estimate losses as probable in relation to the main issue but remote in issues regarding miscalculations byt the tax authorities and assessment of fines is spontaneous payment procedures.  We have recorded contingency reserves of R$30.4 million at December 31, 2007, which represent our probable losses.

•                  We have challenged the increases in the rates and calculation base of the PIS and COFINS taxes. As we did not pay the extra tax arguably owed, we have established a reserve in the amount of R$18.4 million at December 31, 2007 relating to this reserve. At September 30, 2006, a portion of this reserve (R$6.9 million) related to the challenge to the calculation base of the taxes, and this reserve has already been reverted based on a favorable decision granted to the company by the Brazilian Federal Supreme Court. The remainder of this reserve relates to an increase to 3% from 2% in the rate of the taxes. The Brazilian Federal Supreme Court has reviewed this issue and taken a position favorable to the tax authorities. We believe that losses are probable in relation to the increase of the calculation base of the PIS and COFINS taxes in view of precedent decisions granted by the Brazilian Federal Supreme Court related to this matter.

•                  We have  several tax default notices issued by the tax authorities in relation to ICMS credits recorded upon the acquisition of items considered part of the basic food basket. This matter was decided in the past in favor of the taxpayers by the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court. However, on March 17, 2005, the Brazilian Federal Supreme Court decided that the recording of credits in proportion to the reduction of the calculation base of the ICMS tax is constitutional. Our counsel has advised that the Brazilian Federal Supreme Court did not examine all the arguments related to the cause and that Supplemental Law No. 86/96 does not require the credits to be excluded from the calculation base. We estimated a contingency in the amount of R$94.1 million at December 31, 2007 in relation to this matter, which is not recorded as a contingency reserve.

•                  We have challenged the payment of certain ICMS taxes in connection with our use of tax credits relating to consumer materials, for which we are fully reserved. We have also challenged the payment of certain Brazilian Services for the Support of Small and Micro-Enterprises (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas), or “SEBRAE,” social contributions, which matter the Brazilian Federal Supreme Court has already reviewed and has taken a position favorable to the tax authorities. In addition, we have challenged the payment of certain Rural Laborers Assistance Fund (Fundo de Assistência e Previdência do Trabalhador Rural), or “FUNRURAL,” social contribution taxes that are allegedly owed with respect to the sale and production of day-old chicks by our integrated outgrowers. We recorded a contingency reserve in the amount of R$11.0 million at December 31, 2007 relating to the proceedings in which we believe that losses are probable.

•                  We have challenged the payment of the CPMF tax on our export sales. Higher courts have not yet decided on this matter, and we believe that losses are possible. We have established reserves of R$24.8 million at December 31, 2007 relating to this proceeding.

•                  We have also challenged the assessment of PIS and COFINS taxes on payments of interest on shareholders’ equity. We estimate the amount involved in this proceeding to be R$36.3 million at December 31, 2007 and based on the advice of counsel, while we believe that losses are possible, we have not recorded contingency reserves in relation to this proceeding.

Labor Proceedings

We were engaged in 2,052 labor proceedings representing total claims of R$700.4 million at December 31, 2007, compared to R$404.3 million at December 31, 2006, and R$219.8 million at December 31, 2005. These cases relate to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. None of these suits are individually significant. Based on our past experience and the advice of counsel, we have established reserves in the amount of R$27.8 million at December 31, 2007, which we believe are sufficient to cover probable losses.

Civil Proceedings

We are defendants in 786 civil proceedings representing total claims of R$116.3 million at December 31, 2007, compared to R$104.2 million at December 31, 2006 and R$73.1 million at December 31, 2005. These matters relate to, among other things, traffic accidents, property damage and physical injuries. The largest individual proceeding is a claim for R$28.0 million at December 31, 2007, which loss we believe is remote.

We are also involved in a legal proceeding in which the plaintiff claims approximately R$13.8 million, plus accrued interest, in connection with an alleged contractual breach relating to that party’s investment in a company that used to be controlled by one of our affiliates. We believe there are probable losses, but the actual amount to be paid will only be calculated after a final decision. We have not established any reserves in respect of this matter.

We have recorded reserves in the amount of R$9.3 million in connection with our pending civil proceedings at December 31, 2007.

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

Year	Description	First Payment Date	Nominal Currency Brazilian per Share	U.S.$ Equivalent per Share at Payment Date

2002	Interest on shareholders’ equity	August 30, 2002	0.04	0.01
2003	Interest on shareholders’ equity	February 27, 2004	0.27	0.09
2004	Interest on shareholders’ equity	August 31, 2004	0.37	0.13
2004	Interest on shareholders’ equity	February 28, 2005	0.19	0.08
2004	Dividends	February 28, 2005	0.09	0.04
2005	Interest on shareholders’ equity	August 31, 2005	0.35	0.15

Year	Description	First Payment Date	Nominal Currency Brazilian per Share	U.S.$ Equivalent per Share at Payment Date

2005	Interest on shareholders’ equity	February 24, 2006	0.36	0.17
2005	Dividends	February 24, 2006	0.10	0.05
2006	Interest on shareholders’ equity	February 27, 2007	0.19	0.09
2006	Dividends	February 27, 2007	0.02	0.01
2007	Interest on shareholders’ equity	August 31, 2007	0.22	0.11
2007	Interest on shareholders’ equity	February 29, 2008	0.33	0.19
2008	Interest on shareholders’ equity	August 29, 2008	0.25	—
2008	Interest on shareholders’ equity	February 27, 2009	0.12	—

The following table sets forth total dividends paid by share class:

	Dividends on Common Shares	Dividends on Preferred Shares	Total Dividends
	(in millions of reais)
2002	1.9	3.5	5.4
2003	12.5	23.5	36.0
2004	30.7	58.0	88.7
2005	37.5	70.8	108.3
2006	35.2	—	35.2
2007	100.2	—	100.2

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

•        Expansion reserves. Under our by-laws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital.

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

Payment of Dividends and Interest On Shareholders’ Equity

The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity. Consistent with the Brazilian Corporation Law, our by-laws provide that an amount equal to 25% of our net profits, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.

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

 ITEM 9. THE OFFER AND LISTING

A.       Offer and listing details

The principal trading market for our common shares is the São Paulo Stock Exchange.

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

Each ADSs currently represent two common shares after giving effect to the share reclassification and related share split.  On October 20, 2000, ADSs representing our preferred shares began trading on the NYSE. On May 31, 2008, there were 4,267,349 ADSs outstanding, representing 8,534,698 common shares, or 4.1% of our total capital (common shares).  At May 31, 2008, we had approximately 20,830 shareholders, including 182 U.S. resident holders of our common shares (including The Bank of New York, as depositary). At May 31, 2008, there were 206,958,103 common shares (including common shares represented by ADSs and 430,485 treasury shares).

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

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per Common Share		Reais per Preferred Share		U.S. dollars per ADS
	High	Low	High	Low	High	Low

2002	R$5.00	R$4.94	R$5.60	R$3.31	U.S.$4.77	U.S.$1.68
2003	7.00	5.33	8.23	3.12	5.78	1.74
2004	15.33	7.00	19.40	7.87	14.73	5.12
2005	22.30	15.33	26.83	14.22	24.00	11.39
2006	32.33	18.38	32.33	20.10	28.60	15.20
2007	48.96	24.51	—	—	56.96	22.88

	São Paulo Stock Exchange				New York Stock Exchange
	Reais Per Common Share		Reais Per Preferred Share(1)		U.S. dollars per ADS
	High	Low	High	Low	High	Low

2005
First Quarter	17.19	15.34	19.87	17.17	15.68	12.64
Second Quarter	16.67	15.33	18.47	14.22	15.70	11.39
Third Quarter	21.57	16.67	25.86	17.60	23.25	14.83
Fourth Quarter	22.30	20.33	26.83	19.30	24.00	17.10

2006
First Quarter	30.00	22.67	32.67	20.10	28.60	19.45
Second Quarter	25.83	18.38	25.00	22.67	24.00	15.20
Third Quarter	28.40	20.31	—	—	26.06	18.60
Fourth Quarter	29.98	23.10	—	—	28.00	21.30

2007
First Quarter	30.20	24.51	—	—	28.02	22.88
Second Quarter	38.15	26.68	—	—	40.75	26.06
Third Quarter	41.25	30.50	—	—	44.91	30.25
Fourth Quarter	48.96	37.59	—	—	56.96	41.51

	São Paulo Stock Exchange		New York Stock Exchange
	Reais Per Common Share		U.S. dollars per ADS
	High	Low	High	Low

January 2008	45.38	35.06	52.03	40.62
February 2008	42.89	39.10	51.33	44.10
March 2008	44.65	39.90	52.00	45.53
April 2008	45.75	39.60	55.12	46.90
May 2008	53.30	46.40	65.70	55.60
June 2008 (through 18)	49.15	46.50	63.80	56.45

Source: Bloomberg

(1) There are no values for this  share after its conversion into common shares, on April 12, 2006.

On June 18, 2008, the closing sales price of:

•                  our common shares on the São Paulo Stock Exchange was R$  46.97  per share;

•                  the ADSs on the NYSE was U.S.$  58.96 per ADS.

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

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia), or “CBLC”, which is the São Paulo Stock Exchange’s securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

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

See the Company’s By-laws (in English translation) filed herewith as Exhibit 1.01.

Main Practices of Corporate Governance

Code of Ethics

We have adopted a code of ethics that applies to our officers and employees. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2007 no such amendment was made or waiver granted.

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

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors has authorized the establishment of a share option plan that is intended to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in the company. No plan has yet been established, however, and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be. Any such plan, if established, would require approval of our shareholders.

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

Description of Share Capital

Set forth below is a summary of the material terms of provisions of our common shares, including related provisions of our by-laws, Brazilian Corporation Law and the rules and regulations of the CVM regarding management, reporting and disclosure requirements, and other corporate matters. This description does not purport to be complete and is qualified by reference to our by-laws, Brazilian Corporation Law, the rules and regulations of the CVM and the rules of the Novo Mercado.

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in the city of São Paulo, State of São Paulo. We are duly registered with Junta Comercial do Estado de São Paulo under the number NIRE 35.300.149.947 and with the CVM under No. 01629-2.

We increased our share capital in April 2005 through the incorporation of certain reserves, without the issue of new shares, from R$490,000,000.00 to R$800,000,000.00.

At a meeting held on February 17, 2006, our board of directors approved convening an annual meeting of our shareholders, that took place on March 8, 2006 to authorize, among other things, the following matters: (i) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares; (ii) a related three-for-one share split of our share capital; (iii) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by our company to the Novo Mercado; and (iv) changes to our by-laws. There was also a special meeting of holders of our preferred shares on March 8, 2006 that approved the conversion of our preferred shares into common shares.

As a result of the above authorizations, we entered into a Novo Mercado listing agreement with the São Paulo Stock Exchange. Through this agreement, which became effective on April 12, 2006, we were obligated to adhere to stricter requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of this date, our common shares commenced trading on the Novo Mercado segment of the São Paulo Stock Exchange.

As a result of the share reclassification and related share split, our share capital was R$800,000,000.00, fully subscribed and divided into 133,957,152 common shares. At August 31, 2006, we had 430,485 treasury shares, which were acquired in previous fiscal years with funds from income reserves, at an average cost of R$5.68 per share. According to our by-laws, our authorized share capital is 180,000,000 common shares, which may be increased up to that number without an amendment to our bylaws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders. Under the Novo Mercado listing agreement we entered into with the São Paulo Stock Exchange, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

We increased our share capital on October 26, 2006 from R$800,000,000.00 to R$1,600,000,000.00, through the issuance of new 32,000,000 common shares for the price of R$25.00 per common share. At December 31, 2006, our share capital was represented by 165,957,152 common shares (of which 165,526,667 were outstanding common shares and 430,485 were common shares held in treasury), without par value.

At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20 million new shares at a price of R$ 45.00 per share. Ratification and paying in of funds of R$ 900 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition. On January 14, 2008, as a result of demand for the offering, Credit Suisse (Brasil) S.A. partially exercised the greenshoe option on an additional lot of 744,200 shares, at the same price in the amount of R$ 33.5 million, the capital stock increasing to R$2.5 billion, represented by 186,701,352 common book-entry shares.

On February 21, 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of Perdigão, in the amount of 20.2 million issued shares. As a result Perdigão’s, capital stock increased to R$ 3.4 billion, represented by 206.9 million common book-entry shares.

Description of capital stock

The capital stock subscribed for and paid up is three billion, four hundred and forty-five million, forty-two thousand and seven hundred and ninety-five (R$3,445,042,795.00), divided into two hundred and six million, nine hundred and fifty-eight thousand and one hundred and three (206,958,103) no-par value common shares in book-entry form, which may be increased up to that number without an amendment to our by-laws at the limit of 250,000,000 common shares, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders. Under the Novo Mercado listing agreement we entered into with the São  Paulo Stock Exchange, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

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

Board of Directors

According to our by-laws, our board of directors consists of up to eight members (one of whom has not yet been named) and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. The Brazilian Corporation Law requires each director to hold at least one of our shares. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.

Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules and Arbitration Regulations of the Arbitration Chamber.

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

We have a permanent fiscal council composed of three members and an equal number of alternates. Under the Novo Mercado rules, the members of the fiscal council must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado Listing Regulations and Arbitration Regulations of the Arbitration Chamber.

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

Transactions in Which Directors and Officers Have a Conflict of Interest

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

•                  failing to exercise or protect our rights or, for the purposes of obtaining benefits for itself or third parties, failing to take advantage of business opportunities for us; and

•                  purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities.

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

Profit Reserve Accounts

The financial statements of corporations incorporated under Brazilian law include two principal reserve accounts: profit reserves and capital reserves. Except for the legal reserve, allocations to any reserve are subject to the approval of our shareholders at our annual shareholders’ meetings.

Profit Reserves

Under the Brazilian Corporation Law, our profit reserves account is comprised of the legal reserve, unrealized profits reserve, contingency reserve, by-law reserves and retained earnings reserve. Allocations to each of these reserves (other than the legal reserve) are subject to approval by our shareholders at our annual shareholders’ meeting.

Legal Reserve

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution. At December 31, 2007, we had a legal reserve of R$62.3 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceed the sum of (1) the portion of our net income, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2007, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2007, we did not have a contingency reserve.

By-Law Reserves

Under the Brazilian Corporation Law, any corporation may provide in its by-laws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our by-laws provide for two by-law reserves:

•                  Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital. At December 31, 2007, we had reserves for increases in capital of R$160.3 million.

•                  Expansion reserves. Under our by-laws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2007, we had an expansion reserve of R$508.1 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2007, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2007, we did not have a capital reserve.

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

Dividends

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

Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized profits reflected in semiannual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

Interest on Shareholders’ Equity

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

Any payment of interest on shareholders’ equity to holders of common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. Under our by-laws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.

There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares.”

Prescription. Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

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

•                  participate in a merger of shares; or

•                  acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law,

Our shareholders will not be given withdrawal rights if our shares: (1) are “liquid,” which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

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

A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures or warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of the Brazilian Corporation Law and our by-laws, our board of directors may reduce or exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company. In accordance with the Brazilian Corporation Law and our by-laws, preemptive rights are not being extended to shareholders in connection with the global offering. However, a priority right is being extended to our shareholders in connection with this global offering in accordance with CVM Instruction No. 400 of December 29, 2003, as amended.

Anti-Takeover Effects of Certain Provisions of our By-Laws

Our by-laws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our by-laws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

These provisions are not applicable to shareholders who become holders of 20% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our by-laws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.

All shareholders who vote in favor of an amendment to the provisions of our by-laws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.

Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers

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

Restrictions on Certain Activities

Our by-laws prohibit us from granting financing or guarantees to third parties in transactions outside the ordinary course of our business.

Arbitration

In accordance with our by-laws, we, our shareholders, directors and members of our fiscal council agree to resolve through arbitration any disputes or controversies that may arise between us relating to or derived from, in particular, the application, validity, enforceability, interpretation or breach (and its effects) of the Novo Mercado listing agreement, Novo Mercado rules, our by-laws, the shareholders’ agreements filed at our headquarters, the

Brazilian Corporation Law, the rules published by the CMN, the Central Bank, the CVM, the other rules applicable to the Brazilian capital markets in general or the rules of the Market Arbitration Chamber of the São Paulo Stock Exchange itself, in each case in accordance with the rules of the Market Arbitration Chamber. According to Chapter 12 of these Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

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

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total share capital or by a shareholder who is not a member of a group of shareholders (as defined in our by-laws), we must conduct the public tender offer, within the limits imposed by law. In this case, subject to applicable regulation, we may only purchase shares from shareholders who have voted in favor of our becoming a private company after purchasing all shares from the other shareholders who voted against going private and who have accepted the public tender offer.

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

Additionally, if we delist from the Novo Mercado (1) as a result of our non-compliance with the Novo Mercado regulations resulting from a decision taken at our shareholders’ meeting, the public tender offer must be conducted by the shareholders who voted in favor of the decision, or (2) as a result of our non-compliance with the Novo Mercado regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.

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

Widespread Ownership

There will be widespread control over our activities if such control is exercised by: (1) shareholders that hold less than 50% of our share capital; (2) shareholders that together hold a percentage greater than 50% of our share capital, provided these shareholders have not entered into voting agreements, are not under common control and are not acting in concert; and (3) shareholders that have entered into a shareholders’ agreement which together hold less than 50% of our share capital.

As set forth in our by-laws, if there is widespread ownership of our shares, then, among other things: (1) in the event we go private, we will be responsible for undertaking a public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided, however, that subject to applicable regulation, we will only be able to purchase the shares owned by shareholders that voted in favor of our becoming a private company after purchasing all shares of the shareholders who voted against going private and who have accepted the public tender offer, (2) in the event we delist from the Novo Mercado as a result of a resolution of the shareholders, shareholders who voted in favor of the delisting will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report; and (3) in the event we delist from the Novo Mercado as a result of non-compliance with the obligations set forth in its rules, shareholders voting in favor of the decision which resulted in such noncompliance will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided that if the non-compliance resulted from the actions of our management, we will be responsible for the public offering.

Change of Control

Under the rules of the Novo Mercado, the direct or indirect sale of our control, in one transaction or in a series of transactions, creates an obligation by the acquirer to complete, subject to applicable regulations, a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder.

A public tender offer is also required:

•                  when there is an assignment of share subscription rights or rights of other securities convertible into our shares that results in the transfer of our control; or

•                  in case of change of control of another company that holds control of the company. In this case, the selling controlling shareholder must inform the São Paulo Stock Exchange of the amount of the purchase price paid for control and provide the corresponding documents.

In the event we are subject to widespread ownership, the shareholder that acquires control of our company will only be obligated to conduct a public tender offer acquire our remaining shares if there is a sale of a number of shares of our share capital that entitles the acquiring shareholder, directly or indirectly, legally or in fact, effectively to control our business and orient our management. Such situations must be analyzed on a case-bycase basis. The change of control concept provided for in our by-laws and the situations in which the acquiring shareholder is required to make a public tender offer includes and may be broader than the concepts and situations provided for in the Brazilian Corporation Law and in the Novo Mercado listing regulations.

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

Public Tender Offers

Pursuant to our by-laws, a single public tender offer may be conducted if more than one of the requirements to conduct a public tender offer as described in “—Anti-Takeover Effects of Certain Provisions of our By-Laws,” “—Going Private Process,” “—Delisting from the Novo Mercado” and “—Change of Control” is triggered at the same time, provided that (1) the procedures required for these public tender offers are compatible, (2) there is no harm to the beneficiaries of the public tender offer and (3) when required by law, CVM authorization is obtained.

In addition, under our by-laws, we or shareholders conducting a public tender offer may do so through any shareholder, third party or, as the case may be, ourselves. In this case, the original party required to conduct the public tender offer, remarks responsible for conducting the offer until it is concluded in accordance with applicable law.

Suspension of Rights of Acquiring Shareholder for Violation of Our By-Laws

In the event an acquiring shareholder violates the provisions of our by-laws regarding the need to conduct a public tender offer as a result of a change of control or of the purchase of shares representing 20% or more of our share capital, the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

Purchases of Our Shares by Our Company

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

        The decision to purchase our own shares must be taken by the board of directors, which shall specify: (1) the purpose of the transaction; (2) the amount of shares to be purchased; (3) the period in which we will proceed with such purchases, not to exceed 365 days; (4) the amount of the free float of our shares; and (5) the financial institutions that will act as intermediaries for such purchases.

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

Reporting Requirements

We are subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the CVM. Also, as a result of our listing on the Novo Mercado, we must meet the reporting requirements of the Novo Mercado.

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information:

•                  financial statements prepared in accordance with Brazilian GAAP and related management and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•                  notices of our annual shareholders’ meeting, on the date of its publication;

•                  a summary of the decisions taken at the annual general shareholders’ meeting, on the day the meeting is held;

•                  a copy of the minutes of the annual shareholders’ meeting, within ten days of its occurrence;

•                  Informações Anuais—IAN (a report on a standard form containing annual corporate, business, and selected financial information), within a month from the date of the annual general shareholders’ meeting; and

•                  Informações Trimestrais—ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information:

•                  a notice of any extraordinary shareholders’ meeting, on the same date it is published;

•                  a summary of the decisions taken at any extraordinary shareholders’ meetings, on the following day;

•                  minutes of any extraordinary shareholders’ meeting, within ten days of the date the meeting occurred;

•                  a copy of any shareholders’ agreement on the date it is filed with us;

•                  any press release giving notice of material facts, on the same date it is published in the press;

•                  information on any filing for corporate reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit and, if applicable, a plan for payment of holders of debentures, as well as a copy of any judicial decision granting such request, on the same date it is filed and on the date we take notice of the judicial decision, respectively; and

•                  a copy of any judicial decision granting a bankruptcy request and appointing of a bankruptcy trustee, on the date we take notice of it.

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

As a Novo Mercado company, we must observe the following additional disclosure requirements:

•                  no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

•                  as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:

•                  release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

•                  disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and

•                  as from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:

•                  disclose, in its entirety, our quarterly financial information translated into the English language; or

•                  disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):

•                  our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

•                  any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner,

•                  the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

•                  changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•                  our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto; and;

•                  the number of shares constituting our free float and their percentage in relation to the total number of issued shares;

•                  if we are party to an arbitration agreement for dispute resolution.

        Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report (Informações Anuais—IAN).

Information Regarding Any Trading Carried Out by Any Controlling Shareholders, Members of Our Board of Directors, Our Board of Executive Officers or Members of Our Fiscal Council

Pursuant to the rules of the CVM and the Novo Mercado, any controlling shareholders, officers, directors, members of the fiscal council, if active, and members of any other technical or advisory committee created by our by-laws, must disclose to us, the CVM and the São Paulo Stock Exchange information in connection with the total amount and characteristics of our securities owned, directly or indirectly, or any derivatives with reference to such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, this information must also include securities held by the spouse, companion or dependents of such persons and be included in the annual income tax statement of the controlling shareholder, officer, director or member of the fiscal council. This information must be communicated to the CVM and the São Paulo Stock Exchange by the Investor Relations Officer within ten days after the end of each month.

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

Annual Calendar

Novo Mercado regulations require that companies and their management, by the end of January of each year, disclose an annual calendar, and send a copy to the São Paulo Stock Exchange, containing all scheduled corporate events, company information, the time and place of such events and the date when the information relating to these events will be disclosed and sent to the São Paulo Stock Exchange. Amendments to the calendar must be communicated to the São Paulo Stock Exchange.

Trading on Stock Exchanges

Our shares trade on the Novo Mercado segment of the São Paulo Stock Exchange under the symbol “PRGA3.” The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Settlement of transactions on the São Paulo Stock Exchange occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for São Paulo Stock Exchange is the CBLC. The CBLC is the central counterparty for transactions effected on the São Paulo Stock Exchange, carrying out multi-party settlement for financial obligations and securities transfers. Under the regulations of the CBLC, financial settlement is carried out through the Reserve Transfer System of the Central Bank (Sistema de Transferência de Reservas). The settlement of trades of shares is carried out in the custodial system of the CBLC. All deliveries against final payment are irrevocable.

Stock Option Programs

At the date hereof, our company does not have a stock option program for the acquisition of shares and other instruments or securities issued by our company. However, in the event our company does establish a program of this type, we must disclose it and provide the São Paulo Stock Exchange and the CVM with a copy.

Agreements Within Our Group

According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of our net equity in any period of one year, whichever is greater.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.

Regulation of Foreign Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our common shares, on the São Paulo Stock Exchange, provided that they comply with the registration requirements set forth in Resolution 2,689 and CVM Instruction No. 325.

With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over thecounter market, but may not transfer the ownership of investments made under Resolution 2,689 to other non Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.

In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

•                  appoint at least one representative in Brazil who will be responsible for complying with registration an reporting requirements and procedures with the Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•                  complete the appropriate foreign investor registration form;

•                  register as a foreign investor with the CVM;

•                  register the foreign investment with the Central Bank;

•                  appoint a tax representative in Brazil; and

•                  obtain a taxpayer identification number from the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the São Paulo Stock Exchange or in organized over-the-counter markets licensed by the CVM.

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

•                  a broker-dealer;

•                  a bank or other financial institution;

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, and rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

U.S. Holders. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of distributions on the ADSs or our common shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States, provided that the corporation was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States, so long as they are so listed. We cannot assure you that the ADSs will be considered readily tradable on an established securities market in later years. Based on existing guidance, it is not entirely clear whether a dividend on a common share will be treated as a qualified dividend, because the common shares themselves are not listed on a U.S. exchange. Based on our audited financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, for 2008, we do not believe that we would be classified as a passive foreign investment company for U.S. federal income tax purposes for our 2006 or 2008 taxable years and we do not anticipate being classified as a passive foreign investment company for our 2008 taxable year.  Given that the determination of passive foreign investment company status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them. Special limitations on foreign tax credits apply to qualified dividends subject to the reduced rate of tax. You should consult your own tax advisors regarding the application of the qualified dividend rules given your particular circumstances.

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

Subject to certain conditions and limitations, Brazilian withholding taxes on dividends will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or our common shares will be treated as income from sources outside the United States and will generally constitute passive category income. In addition, in certain circumstances, if you:

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

Passive Foreign Investment Company Rules

 A special set of U.S. federal income tax rules applies to U.S. Holders that hold shares in a passive foreign investment company (“PFIC”).  As noted above, based on our audited financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, for 2008, we do not believe that we would be classified as a PFIC for U.S. federal income tax purposes for our 2006 or 2007 taxable years and we do not anticipate being classified as a PFIC for our 2008 taxable year. Given that the determination of passive foreign investment company status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

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

Interest Rate Risk

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2007. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.  The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. —  See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives.  Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash (R$669.4 million) and the amounts of derivative instruments (assets in the amount of R$330.9 million and liabilities in the amount of R$338.1 million).

	All-in weighted average annual	Expected maturity date					Carrying
Financial Instruments	interest rate	Short Term	2009	2010	2011	2012	Thereafter	amount	Fair value
		(in millions of reais)
Assets (i.e., short- term/non current marketable securities
Fixed rate:		340.1	28.8					368.9	372.0
In U.S. dollars	5.81%	327.6	28.8	—	—	—	—	356.4	359.5
In euros	4.16%	12.5	—	—	—	—	—	12.5	12.5
Variable rate:		1,083.1	46.4					1,129.5	1,081.2
In reais	95% - 100% CDI	783.2	—	—	—	—	—	783.2	747.3
In reais	TR + 9,31%	0.2	11.9					12.1
In U.S. dollars	LIBOR + 5.75%	0.9	34.5	—	—	—	—	35.4	35.1
In U.S. dollars	U.S. Fed Fund	298.8	—	—	—	—	—	298.8	298.8
Without interest rate:		669.3						669.3	661.4
In reais		669.3	—	—	—	—	—	669.3	661.4
Total		2,092.5	75.2					2,167.7	2,114.6

Liabilities (i.e., short- term/non current debt)
Fixed rate:		683.3	3.3	3.1	1.9	0.8	8.9	701.3	699.2
In reais	7.56%	143.4	3.3	3.1	1.9	0.8	8.9	161.4	159.6
In U.S. dollars	5.17%	495.0	—	—	—	—	—	495.0	494.9
In Euros	0.00%	37.8	—	—	—	—	—	37.8	37.5
In GBP	0.00%	7.1	—	—	—	—	—	7.1	7.0
Variable rate:		687.4	311.5	181.4	80.6	493.0	140.4	1,894.7	1,809.4
In reais:		375.3	159.1	59.2	35.8	32.7	8.9	751.0	665.6
Index	TJLP + 2.71%	48.8	46.5	59.2	35.8	32.7	16.3	239.3	239.6
Index	95% - 100% CDI	281.3	11.9	—	—	—	—	293.2	281.1
Index	% IGP-M + 1%	—	—	—	—	—	53.0	53.0	53.0
Index	50%IGP-M + 4%	—	—	—	—	—	19.6	19.6
Index	TR+9.3110%	45.2	100.7	—	—	—	—	145.9	91.8
In U.S. dollars		312.1	152.4	122.2	44.8	460.3	51.5	1,143.7	1,143.7
Index	LIBOR + 0.99%	306.2	146.8	116.6	40.5	456.7	49.4	1,116.4	1,116.4
Index	UMBNDES + 2.71%	5.9	5.6	5.6	4.3	3.6	2.1	27.3	27.3
Total		1,370.7	314.8	184.5	82.5	493.8	149.3	2,596.0	2,508.7

Total net liabilities (assets – liabilities)		721.8	239.6	184.5	82.5	493.8	149.3	428.3	393.9

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

The table below provides information about our derivative financial instruments and other financial instruments and presents such information in real equivalents at December 31, 2007. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For the cross-currency swaps, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

	Expected maturity date						Gain/(loss)
On-Balance Sheet Financial Instruments	Short Term	2009	2010	2011	2012	Thereafter	Carrying amount	Fair value
	(in millions of reais, except interest rates)
U.S. dollar-denominated instruments
Assets:
Short-term/Non-current marketable securities	627.3	63.2	—	—	—	—	690.5	693.4
Average annual interest rate	4.70%	12.29%	—	—	—	—	5.39%

Liabilities:
Short-term/Non-current debt	807.0	152.4	122.3	44.8	460.4	51.6	1,638.5	1,638.5
Average annual interest rate	5.33%	5.71%	5.79%	5.85%	5.67%	5.65%	5.52%

Euro-denominated instruments
Assets:
Short-term/Non-current marketable securities	12.5	—	—	—	—	—	12.5	12.5
Average annual interest rate	4.16%	—	—	—	—	—	4.16%	—

	Notional amount - Expected maturity date						Gain/(loss)
Exchange rate derivatives	Short Term	2009	2010	2011	2012	Thereafter	Carrying amount	Fair value
	(in million of reais, except interest rates)
Cross currency swaps	322.2						(7.0)	(5.5)
Receive U.S.$/ Pay R$:
Notional amount	276.8	—	—	—	—	—	(5.8)	(4.5)
Average annual interest received in U.S.$	5.63%
Average annual interest paid in RS	98.2% of CDI
Duretion	0.35
Receive US$/Pay Euro
Notional amount	37.8						(1.4)	(1.1)
Average annual interest received in US$	1.65%
Average annual interest paid in Euro	0.00%
Duration	0.11

	Notional amount - Expected maturity date						Gain/(loss)
Exchange rate derivatives	Short Term	2009	2010	2011	2012	Thereafter	Carrying amount	Fair value
	(in million of reais, except interest rates)
Receive US$/Pay Pounds
Notional amount	7.6						0.1	0.2
Average annual interest received in US$	-0,20%
Average annual interest received in Pounds
Duration	0.09

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

In order to reduce the effects of possible significant increases of these commodities on our costs, we have adopted a commodity risk management policy, including the use of derivative instruments when we deem it appropriate, purchase agreements with fixed prices and purchases with prices to be defined in future dates. At December 31, 2007, we had no derivative instruments outstanding with respect to commodity price risks.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

			At December 31,		Percentage
	Short-term	Long-term	2007	2006	change
		(in millions of reais)			(%)

Local currency	237.6	382.4	620.0	502.8	23
Foreign currency	814.1	831.6	1,645.8	1,331.3	24
Total debt	1,051.7	1,214.0	2,265.8	1,834.1	24

The following table sets forth our indebtedness net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of our strategic decision carried during the ending of 2007 to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets, including outbreaks of avian influenza, particularly as a significant proportion of our indebtedness is short-term indebtedness and could be reduced if we were to apply our increased balances of cash, cash equivalents and marketable securities to debt reduction.

			At December 31,		Percentage
	Short-term	Long-term	2007	2006	change
	(in millions of reais, except where indicated)				(%)

Total debt	1,051.8	1,214.0	2,265.8	1,834.1	24
Cash, cash equivalents and marketable securities
Local currency	1,452.6	—	1,452.6	957.6	52
Foreign currency	321.0	63.2	384,3	242.9	58
Total	1,773.6	63.2	1,836.9	1,200.5	53
Net debt	(721.8)	1,150.8	428.9	633.6	(32.3)
Exchange rate exposure (in millions of U.S.$)			(308.7)	(111.4)

Our principal indebtedness instruments are described below.

Pre-Export Facilities.  Our principal operating subsidiary, Perdigão Agroindustrial S.A., or “Perdigão Agroindustrial”, had several pre-export facilities in an aggregate outstanding principal amount of R$646.9 million at December 31, 2007. The indebtedness under these facilities is generally denominated in U.S. dollars, and maturities vary from one year to seven years. Perdigão Agroindustrial’s pre-export facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 5.50% per year at December 31, 2007, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on indebtedness to foreign lenders, liens, mergers and, in certain cases, financial covenants.

Trade-Related Facilities. Our subsidiary Perdigão International Ltd. had several trade-related facilities in an aggregate outstanding principal amount of R$469.6 million at December 31, 2007. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from three years to five years. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 5.70% per year at December 31, 2007, generally payable annually. Under each of these facilities, Perdigão International Ltd. receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

BNDES Facilities. Perdigão Agroindustrial had a number of outstanding obligations to BNDES, including loans in the amount of R$213.8 million at December 31, 2007 and debentures in the amount of R$10.4 million at December 31, 2007. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures is generally payable monthly, with final maturities on various dates from 2007 through 2013. The majority of the principal amount of the loans is denominated in reais and bears interest at the TJLP rate plus a margin of approximately 2% to 7% per year.

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

ACCs and ACEs. We also obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs”, and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or “ACEs”. Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$494.9 million at December 31, 2007. Our ACCs and ACEs bore interest at an average rate of 5.17% at December 31, 2007.

Rural Credit Financing. Perdigão Agroindustrial is part to short-term rural credit loans in the amount of R$135.2 million at December 31, 2007 to several commercial banks under a Brazilian federal government program that offers an interest rate of 7.37% per year as an incentive to investments in rural activities. We generally use the proceeds of these loans for working capital.

State Tax Incentive Financing Programs. We also had R$79.3 million outstanding at December 31, 2007 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

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

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007, based on criteria in Internal Control-Integrated Framework, issued by the COSO. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included at Item 18, pages F-2 and F-3.

There were no changes in our internal control over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

“MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING”

The management of Perdigão S.A. and subsidiaries (‘the Company”) is responsible for establishing and  maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated June 24, 2008, included herein at Item 18, pages F-2 and F-3.

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

ITEM 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees charged to the Company by its independent auditors, responsible for auditing the Financial Statements including in the Annual Report, during the fiscal years ended December 31, 2007 (KPMG) and 2006 (Ernst & Young).

No payments of consultancy fees were made to the independent auditors KPMG during 2007 or Ernst & Young during 2006. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Fiscal Council/Audit Committee approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley Act.

	Year Ended December 31,
	2007	2006
	R$ Thousand
Audit fees	904.0	1,353.0
Audit-related fees	1,767.5	468.4
Tax fees	36.0	82.7
Other fees	0	0
Total fees	2,707.5	1,904.1

Audit fees in the above table are the aggregate fees billed and billable by our independent auditor in connection with the audits of the Company´s annual financial statements, review of the Company’s quarterly financial information.

Audit-related fees in the above table are fees billed by KPMG (2007) and Ernst & Young (2006) for due diligence services audit and comfort letter for a global offering of shares.

Tax fees in the above table are fees billed by KPMG (2007) and Ernst & Young (2006) for tax compliance and tax advice.

The Company’s Board of Directors has established pre-approval procedures for the engagement of its Registered Public Accounting Firm for audit and non-audit services.

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

Date: June 24, 2008

	By:	/s/ Wang Wei Chang
Name: Wang Wei Chang
Title: Chief Financial Officer

	By:	/s/ Nildemar Secches
Name: Nildemar Secches
Title: Chief Executive Officer

Perdigão S.A. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2007, 2006 and 2005

with Reports of Independent Registered Public Accounting Firms

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Perdigão S.A.

We have audited the accompanying consolidated balance sheet of Perdigão S.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for the year then ended. We also have audited Perdigão S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Perdigão S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perdigão S.A. and subsidiaries as of December 31, 2007, and the result of their operations, changes in their shareholder’s equity, and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Brazil. Also in our opinion, Perdigão S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Accounting principles generally accepted in Brazil vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil

June 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Perdigão S.A.

1.     We have audited the accompanying consolidated balance sheet of Perdigão S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Batávia S.A. Indústria de Alimentos, a subsidiary acquired on May 26, 2006 in which the Company holds a 51% interest as of December 31, 2006, which statements reflect total assets of R$270.5 million as of December 31, 2006, and total revenues of R$322.3 million, for the period from June 1, 2006 to December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Batávia S.A Indústria de Alimentos, is based solely on the report of the other auditors.

2.     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

3.     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2006, and the consolidated results of its operations and changes in its shareholders’ equity and changes in its financial position for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the consolidated financial statements).

4.     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2007 (except for controls over Note 21, which are dated June 8, 2007) expressed an unqualified opinion thereon.

São Paulo, February 9, 2007 (except for Note 21, which is dated June 8, 2007)

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

Curitiba, January 31, 2007.

Marcello Palamartchuk

Engagement Partner

CRC 1PR049038/O-9

BDO Trevisan Auditores Independentes

CRC 2SP013439/O-5 S PR

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(In millions of Brazilian Reais)

	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	1,108.0	336.6
Marketable securities	665.6	783.9
Trade accounts receivable, net	803.9	701.6
Inventories	865.1	643.1
Recoverable taxes	174.4	146.9
Deferred income tax	35.3	44.2
Other assets	115.9	95.2
	3,768.2	2,751.5
Non-current assets:
Marketable securities	63.3	80.0
Trade accounts receivable, net	11.8	11.4
Recoverable taxes	33.5	38.2
Deferred income tax	77.9	49.5
Judicial deposits	14.0	13.0
Notes receivable	44.0	44.3
Other assets	9.8	2.3
	254.3	238.7
Permanent assets:
Goodwill and other investments	270.5	85.5
Property, plant and equipment	2,136.9	1,663.8
Pre-operating expenses and software development	113.4	89.9
	2,520.8	1,839.2
	2,775.1	2,077.9

Total assets	6,543.3	4,829.4

	2007	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	1,051.8	547.0
Trade accounts payable	575.6	486.5
Payroll and related charges	132.8	115.4
Taxes and social charges	29.8	25.0
Dividends and interest on shareholders’ equity	58.4	36.0
Management and employees profit sharing	35.2	14.5
Other liabilities	57.6	27.1
	1,941.2	1,251.5
Non-current liabilities:
Long-term debt	1,214.1	1,287.1
Taxes and social charges	4.4	2.3
Deferred income tax	30.2	24.8
Provision for contingencies	124.3	118.9
Other liabilities	3.1	0.9
	1,376.1	1,434.0
Minority interest	—	39.0
Total liabilities	3,317.3	2,724.5

Shareholders’ equity:
Capital	2,500.0	1,600.0
Profit reserves	726.8	505.7
Treasury shares	(0.8)	(0.8)
	3,226.0	2,104.9

Total liabilities and shareholders’ equity	6,543.3	4,829.4

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(In millions of Brazilian Reais, except per share data)

	2007	2006	2005
Gross sales:
Domestic sales	4,589.2	3,644.5	3,035.8
Export sales	3,199.4	2,461.4	2,837.5
	7,788.6	6,105.9	5,873.3
Taxes, discounts and returns on sales	(1,155.2)	(896.1)	(728.1)
Net sales	6,633.4	5,209.8	5,145.2
Cost of sales	(4,760.1)	(3,865.7)	(3,685.9)
Gross profit	1,873.3	1,344.1	1,459.3
Operating expenses:
Selling expenses	(1,279.0)	(1,070.8)	(845.6)
General and administrative expenses	(76.9)	(72.3)	(56.9)
Management compensation	(13.5)	(9.6)	(9.5)
	(1,369.4)	(1,152.7)	(912.0)
Operating income before financial expenses and other	503.9	191.4	547,3
Financial expenses, net	(105.4)	(129.3)	(82.7)
Other operating income (expenses), net	5.2	18.4	(8.9)
Operating income	403.7	80.5	455.7
Non-operating expenses	(19.9)	(6.2)	(4.6)
Income before taxes, profit sharing and minority interests	383.8	74.3	451.1
Income and social contribution taxes (expense) credit	(32.1)	61.5	(62.5)
Employees’ profit sharing	(24.6)	(9.8)	(22.8)
Management’s profit sharing	(2.6)	(1.6)	(4.8)
Minority interest	(3.2)	(7.1)	—
Net income	321.3	117.3	361.0

Shares outstanding at December 31 (thousands) (1)	185,527	165,527	44,509
Earnings per outstanding share at year end – in Brazilian Reais	1.73	0.71	8.11

(1) In a Shareholders’ Meeting held on March 8, 2006, the shareholders approved a 3 to 1 stock split, effective on April 12, 2006. For purposes of the computation of earnings per share, the stock split is not reflected for the year ended December 31, 2005. If the number of shares outstanding on December 31, 2005 had been adjusted to reflect the stock split, outstanding shares would have been 133,526 and earnings per share would have been R$2.70.

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2007, 2006 and 2005

(In millions of Brazilian Reais, except per share data)

	Capital	Profit reserves	Treasury shares	Retained earnings	Total

BALANCES AS OF DECEMBER 31, 2004	490.0	480.9	(0.8)	—	970.1
Increase in capital, with reserves	310.0	(310.0)	—	—	—
Net income for the year	—	—	—	361.0	361.0
Appropriation of income for the year:
Legal reserve	—	18.1	—	(18.1)	—
Reserve for capital increase	—	72.2	—	(72.2)	—
Reserve for expansion	—	162.6	—	(162.6)	—
Unrealized profits	—	(0.2)	—	0.2	—
Dividends and interest on shareholders’ equity - R$0.8110 per outstanding share at year-end	—	—	—	(108.3)	(108.3)

BALANCES AS OF DECEMBER 31, 2005	800.0	423.6	(0.8)	—	1,222.8
Capital increase – shares issued (Note 14 a)	800.0	—	—	—	800.0
Net income for the year	—	—	—	117.3	117.3
Appropriation of income for the year:
Legal reserve	—	5.7	—	(5.7)	—
Reserve for capital increase	—	22.9	—	(22.9)	—
Reserve for expansion	—	50.7	—	(50.7)	—
Unrealized profits	—	2.8	—	(2.8)	—
Dividends and interest on shareholders’ equity - R$0.2126 per outstanding share at year-end	—	—	—	(35.2)	(35.2)

BALANCES AS OF DECEMBER 31, 2006	1,600.0	505.7	(0.8)	—	2,104.9
Capital increase – shares issued (Note 14 a)	900.0	—	—	—	900.0
Net income for the year	—	—	—	321.3	321.3
Appropriation of income for the year (Note 14 b):
Legal reserve	—	16.3	—	(16.3)	—
Reserve for capital increase	—	65.1	—	(65.1)	—
Reserve for expansion	—	144.0	—	(144.0)	—
Unrealized profits	—	(4.3)	—	4.3	—
Interest on shareholders’ equity - R$0.5401 per outstanding share at year-end	—	—	—	(100.2)	(100.2)

BALANCES AS OF DECEMBER 31, 2007	2,500.0	726.8	(0.8)	—	3,226.0

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2007, 2006 and 2005

(In millions of Brazilian Reais)

	2007	2006	2005
Sources:
Net income for the year	321.3	117.3	361.0
Depreciation, amortization and depletion	293.6	245.9	206.8
Deferred income tax and other recoverable taxes	(25.5)	(15.4)	11.8
Net movements on provision for contingencies	(4.0)	(21.2)	(13.9)
Net financial credits (charges) on non-current items	(58.9)	(91.4)	36.6
Results from disposal and write-off of permanent assets	21.4	0.4	(2.9)
Others	(23.9)	(14.7)	(8.5)
	524.0	220.9	590.9
From long-term financing	514.1	416.4	975.6
Transfer from non-current to current assets	0.1	3.7	132.4
Disposal of property, plant and equipment	4.2	14.2	12.6
Capital increase	900.0	800.0	—
Net working capital from acquired companies	—	23.3	—
Others	32.3	24.5	1.1
	1,974.7	1,503.0	1,712.6
Applications:
Transfer from long-term to current liabilities	503.0	179.9	314.3
Long-term investments	—	—	106.9
Goodwill and other investments	248.7	31.3	23.1
Property, plant and equipment	747.7	629.8	371.2
Pre-operating expenses and software development	42.8	81.5	35.2
Dividends and interest on shareholders’ equity	100.2	38.1	108.3
Others	5.4	13.8	18.5
	1,647.8	974.4	977.5
Increase in working capital:	326.9	528.6	735.1
Changes in Working Capital:
At the beginning of the year	1,500.0	971.4	236.3
At the end of the year	1,826.9	1,500.0	971.4
Increase in working capital	326.9	528.6	735.1

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

1.         THE COMPANY AND ITS PRINCIPAL OPERATIONS

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

The Company has its shares traded at Bolsa de Valores de São Paulo (Bovespa) and has joined Bovespa’s Special Corporate Governance level “New Market” (Novo Mercado).  The Company also has its shares traded on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADR’s), Level III.

a)         Subsidiaries as of December 31:

	Participation in capital (%)
	2007	2006
Perdigão Agroindustrial S.A.	100.0	100.0
Perdigão International LTD.	100.0	100.0
Perdigão Export Ltd. (2)	100.0	100.0
Perdigão UK Ltd.	100.0	100.0
Perdigão Holland B.V.	100.0	100.0
Perdigão Ásia Pte Ltd.	100.0	100.0
Crossban Holdings GMBH.(1)	100.0	100.0
Perdix International Foods Comércio Internacional Lda.	100.0	100.0
Batávia S.A. Indústria de Alimentos	100.0	51.0
PDF Participações Ltda.	100.0	—
PRGA Participações Ltda. (3)	—	100.0
Perdigão Agroindustrial Mato Grosso Ltda.	100.0	100.0
PSA Participações Ltda.	100.0	—
Sino dos Alpes Alimentos Ltda.	100.0	—
UP Alimentos Ltda.	50.0	—
Perdigão France SARL	100.0	100.0
Perdigão Nihon K.K.	100.0	100.0
Perdigão Trading S.A. (2)	100.0	100.0
BFF International Ltd. (2)	100.0	100.0
Highline International Ltd. (2)	100.0	100.0

(1) Holding company for investments abroad.

(2) These subsidiaries are not currently operating.

(3) Merged company.

b)         Batávia acquisition:

In November 28, 2007, the Company acquired the remaining 49% interest in Batávia S.A. – Indústria de Alimentos (“Batávia”) for R$155.1 (including additional acquisition cost of R$0.1), from Cooperativa Central Agromilk, Cooperativa Agropecuária Castrolanda, Batavo Cooperativa Agroindustrial and Capal Cooperativa Agroindustrial, collectively “minority shareholders”, who exercised the sell option under the terms of the initial agreement.  This transaction generated goodwill of R$112.9 and Batávia became a wholly-owned subsidiary as of that date. Batávia’s results of operations have been  consolidated in the Company’s financial statements since June 2006.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

On May 26, 2006, the Company acquired from Parmalat Brasil S.A. Indústria de Alimentos (“Parmalat”) 51% of the representative shares of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”) and machinery and equipment which were loaned to Batávia, for R$113.4 (net of cash acquired of R$2.6) and including additional acquisition costs of R$1.3, generating goodwill of R$75.5.

The cost of acquisition is comprised as follows:

	November 28, 2007	May 26, 2006	Total
Amount paid	155.0	112.1	267.1
Acquisition costs	0.1	1.3	1.4
Cash acquired	—	2.6	2.6
Acquisition cost	155.1	116.0	271.1

The Company recorded these acquisitions based on the net book value of assets and liabilities at the dates of acquisition, and determined the goodwill in two steps, as follows:

	November 28, 2007	May 26, 2006
Net assets	86.1	79.3
Interest acquired	49%	51%
Net assets acquired	42.2	40.5
Acquisition cost	155.1	116.0
Goodwill	112.9	75.5

The acquisition of the remaining interest in Batávia was part of the growing strategy of the Company.

c)                  Eleva acquisition

On October 30, 2007, the Company signed a Share Purchase and Other Covenants Agreement (“Share Purchase Agreement”) to acquire Eleva Alimentos S.A. (“Eleva”).  (See note 22).

d)                  Unilever acquisition (margarine division)

On August 1, 2007, the Company acquired, for R$74.8, the margarine business of Unilever, including 100% of the quotas of AVA Comércio e Representações Ltda. (“AVA”), a wholly owned subsidiary of the Unilever Brasil Group, and the brand Doriana from Unilever NV.   The net assets acquired amounted to R$9.0, generating goodwill of R$65.8. On August 1, 2007, AVA was merged into Perdigão Agroindustrial.

Perdigão and Unilever entered in an another deal involving the creation of a joint venture that will be responsible for managing the Becel and Becel ProActiv brands from December 2007.

e)                     Paraíso Agroindustrial acquisition

On July 31, 2007, the Company acquired, for R$28.7 (including additional acquisition costs) 100% of the shares of Paraíso Agroindustrial S.A. (“Paraíso”) located in Jataí, State of Goiás, with net assets of R$6.4, generating goodwill of R$22.3.  On August 1, 2007, Paraíso was merged into Perdigão Agroindustrial S.A.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

f)                       Beef plant acquisition

On June 19, 2007, the Company announced the conclusion of negotiations to acquire assets of a beef plant in the municipality of Mirassol D´Oeste in the State of Mato Grosso, for approximately R$110.0.  The Company has already paid R$88.5 and is in the process of expanding the plants slaughtering capacity.

g)                    Plusfood acquisition

On May 22, 2007, Perdigão S.A. announced an offer made to the Dutch holding company Cebeco Groep B.V. for the acquisition of Plusfood Groep BV for approximately R$81.4 (EUR31.2), including net debt (see note 22).

h)                    Other acquisitions

(i) On March 30, 2007, the Company acquired, for R$0.4, 100% of the quotas of Sino dos Alpes Alimentos Ltda. (“Sino dos Alpes”), located in the city of Bom Retiro do Sul, State of Rio Grande do Sul, which operates in the frozen poultry and pork meat business, assuming net liabilities of R$5.0.  In September 2007, the Company finalized the process of adapting the accounting practices of Sino dos Alpes to the accounting practices of the Company and adjusted the goodwill to R$5.4, the amortization of which began in October 2007.

(ii) On December 1, 2005, the Company acquired, for R$2.1, 100% of the quotas of Incubatório Paraíso Ltda., located at Jataí, State of Goiás, with net assets acquired of R$0.5, generating goodwill of R$1.6.  On July 3, 2006, this Company was merged into Perdigão Agroindustrial S.A.

iii) On June 20, 2005, the Company acquired, for R$5,9, 100% of the quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed to Perdigão Agroindustrial Mato Grosso Ltda. (“Perdigão Mato Grosso”), with their head office located in Nova Mutum in the State of Mato Grosso, assuming net liabilities of R$ 7.9 and generating goodwill of R$13.7.

i)                       Agroindustrial Complex – Bom Conselho-Pernambuco

On September 17, 2007, the Company signed a protocol of intent with the government of the State of Pernambuco and the municipal government of Bom Conselho for the establishment of an agroindustrial complex in that municipality, located 287 kilometers from Recife. Two plants will be built in an area of 100 hectares, one for Batávia for processing dairy products and the other for Perdigão for the processing of meat products, along with a distribution center.

j)                       Mergers

At the Extraordinary Shareholders’ Meeting held on April 30, 2007 the following subjects were approved: a) merger of the wholly-owned subsidiary PRGA Participações Ltda. into Perdigão Agroindustrial S.A.; and b) an increase in the capital of Crossban Holding GMBH by Perdigão Agroindustrial S.A. through its investments in the wholly-owned subsidiaries Perdigão UK Ltd. and Perdigão Holland B.V.  The purpose of these transactions was to simplify the corporate structure of Perdigão S.A. and its subsidiaries.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

2.              BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s financial statements as of and for the years ended December 31, 2007, 2006 and 2005, which are presented in millions of reais, were prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law 6.404/76, as amended), on the rules and regulations issued by the Brazilian Securities Commission (CVM) and on the accounting standards issued by IBRACON (Brazilian Institute of Independent Auditors).

The accompanying consolidated financial statements are translated and adapted from the originally issued Brazilian GAAP consolidated financial statements due to certain reclassifications and changes in terminology. Additionally, such financial statements also include the income statement and the statements of cash flows and changes in financial position for the year ended December 31, 2005, which are not required under Brazilian GAAP.  The Company has also added and adapted certain explanatory notes to conform more closely to accounting principles generally accepted in the United States of America (“US GAAP”).

3.         SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices comply with Brazilian GAAP, which differ in certain respects from US GAAP. See Note 21 for further discussion of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.

(a) Consolidation: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including unrealized profits net of income taxes. The minority shareholders’ interest in the subsidiary is presented as “minority interest”.

(b) Cash and cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days from date of purchase (Note 4).

(c) Marketable securities: includes public and private fixed income securities, stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The market value is set forth at Note 15 e.

(d) Trade accounts receivable: stated net of allowance for doubtful accounts, which was established based on the analysis of the risks and forecast for their realization, and in an amount considered sufficient by the Company’s management to cover probable losses on receivables (Note 6).

In 2003, the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it trades part of its trade accounts receivable originated in the domestic market. In accordance with CVM  Instruction No. 408/2004 the Company consolidated the FIDC in the financial statements through August 2006, when the FIDC was extinguished.

(e) Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provision for obsolescence, lower of cost or market adjustments, deterioration and slow moving products, are made when considered appropriate (Note 7).

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

(f) Income taxes and social contributions: in Brazil these are the corporate income tax (IRPJ) and the social contribution (CSLL), and have been computed based on taxable income and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred income tax assets and liabilities arise from tax loss carry forwards and temporary differences.  A valuation allowance is recorded when management believes that it is more likely than not that the deferred tax assets will not be recovered in the future.

(g) Goodwill and other investments: goodwill represents the excess of the purchase price of acquired companies over the book value of their net assets. The goodwill related to merged subsidiaries is generally amortized over a period of 5 years. Investments are stated at acquisition cost and reduced to fair value, when applicable (Note 10).

(h) Property, plant and equipment: stated at cost of acquisition or construction adjusted by revaluation (last occurred in 1990), based on valuation reports issued by independent appraisers and monetarily restated up to December 31, 1995, , less accumulated depreciation. Since 1997, upon issuance of a specific CVM instruction, the Company has been capitalizing interest incurred in financing the construction of certain fixed assets. Depreciation is determined under the straight-line method, based on the rates set forth in Note 11 (depletion of forests based on utilization), and charged to the appropriate line items in the statements of income.  Expenditures for maintenance and repairs are charged to expenses when incurred, unless it improves either the production capacity or the estimated useful lives.

Breeding stock is recorded as property, plant and equipment and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

(i) Pre-operating expenses and software development: pre-operating expenses and software development include costs incurred in the pre-operating stage and projects to update information systems and are amortized on a straight-line basis over a period of 5 to 10 years.

(j) Provisions for contingencies: a provision is recognized when, based on the opinion of management, its internal and external legal advisors, the Company determines that losses on judicial proceedings are probable and the amount of loss can be reasonably estimated (Note 13 a).

(k) Derivative financial instruments: measured using the accrual method with differences resulting from exchange rate variations recorded at each balance sheet (Note 12). Such differences are recognized as financial income or expenses, and the derivative fair value is disclosed in Note 15 e.  Perdigão recognizes all derivative instruments as non-hedge transactions.

(l) Determination of income: income and expenses are recognized based on the accrual basis of accounting.

(m) Revenue recognition: revenues are recognized by the Company when it delivers its products to the customers, the sales price is fixed and determinable, persuasive evidence of sale transactions exists, collectibility is reasonably assured and title and risks of ownership have passed to the customer.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

(n) Profit sharing: the employees and management are entitled to profit sharing based on certain financial and other goals, established and agreed upon on an annual basis.  The amount is accrued in the period in which it is earned.

(o) Shipping and handling costs: relates to costs of storage and transportation of the Company’s finished goods until delivery to its customers. Costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses at the time the goods are shipped and revenue is recognized. The shipping and handling costs amounted to R$796.8, R$664.5 and R$531.6 in 2007, 2006 and 2005, respectively.

(p) Advertising and sales promotion costs: recognized when incurred and amounted to R$112.9, R$77.2 and R$46.4 in 2007, 2006 and 2005, respectively.

(q) Research and development (R&D): consists of internal research and development costs of new products, and is expensed as incurred. The total amount of R&D expenses was R$10.7, R$7.2 and R$6.3 in 2007, 2006 and 2005, respectively.

(r) Earnings per share: calculated based on the number of shares outstanding at the balance sheet date.

(s) Interest on shareholders’ equity: interest on shareholders’ equity received and or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings, respectively in order not to have an impact on income, except for the tax benefits recognized in the income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established by Law No. 9249/98 which are based on the application of the long term interest rate – TJLP – on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

(t) Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, provision for environmental costs recorded as of December 31, 2007 is sufficient to cover these costs.

(u) Subsidies and tax incentives: the Company has value added tax (ICMS) subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco and Mato Grosso state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly as capital reserves in the financial statements of the companies that receive the benefits.  For consolidation purposes, such incentives are classified as other operating income.

(v) Translation of foreign currency: all assets and liabilities of foreign subsidiaries outside Brazil are translated into Brazilian Reais at the current exchange rate at each balance sheet date, and all accounts in the statement of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gains or losses resulting from this remeasurement process are included in financial income or expense as the case may be (Note 16).

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

The exchange rates for the Brazilian real with respect to the transacted foreign currencies indicated above were as follows:

	December, 31
	2007	2006
Final rate
U.S. dollar	1.7713	2.1380
Euro	2.6086	2.8202
Pound	3.5610	4.1854

	December, 31
	2007	2006
Average rate
U.S. dollar	1.7860	2.1499
Euro	2.6021	2.8385
Pound	3.6034	4.2189

(w) Use of estimates: The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

(x) Reclassification: in order to improve presentation of its financial statements and better reflect the classification of its operational assets, the Company reclassified the breeding stock on January 1, 2007 from inventories to property, plant and equipment.  For comparison purposes, we present below the impacts of this reclassification as of and for the years ended December 31, 2006 and 2005:

	From	To	2006	2005
Balance sheet	Inventories	Property, plant and equipment	93.5	87.4
Statements of cash flow	Inventories	Depreciation, amortization and depletion – Operating activities	99.8	89.6
Statements of cash flow	Inventories – Operating activities	Additions to property, plant and equipment – Investing activities	(105.9)	(105.0)
Statements of changes in financial position	Changes in working capital – at the beginning of the year	Depreciation, amortization and depletion – Operating resources	99.8	89.6
Statements of changes in financial position	Changes in working capital – at the beginning of the year	Property, plant and equipment - applications	(105.9)	(105.0)

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

4.         CASH AND CASH EQUIVALENTS

	2007	2006
Local currency (Brazilian reais):
Cash and banks	669.3	118.7
Highly liquid investments	119.3	55.0
	788.6	173.7
Foreign currency (*):
Cash and banks	70.3	23.1
Highly liquid investments	249.1	139.8
	319.4	162.9
	1.108.0	336.6

(*) Principally U.S. dollars

5.         MARKETABLE SECURITIES

	Due date	WATM (*)	2007	2006
Certificates Bank Deposits – CDB	From September 2008 to December 2010	2.2	663.9	782.9
Brazilian Treasury notes	From June to October 2009	1.8	65.0	81.0
			728.9	863.9

Current			665.6	783.9
Non-current			63.3	80.0

(*) Weighted average term maturity (years).

The Certificates of Bank Deposits (“CDB”) are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars and bear interest at a weighted average prefixed and post fixed rate.

6.         TRADE ACCOUNTS RECEIVABLE

	2007	2006
Current
Domestic trade accounts receivable	485.1	403.5
Foreign trade accounts receivable	325.7	303.3
(-) Allowance for doubtful accounts	(6.9)	(5.2)
	803.9	701.6

Non-current
Domestic trade accounts receivable	28.3	22.2
Foreign trade accounts receivable	2.1	2.6
(-) Allowance for doubtful accounts	(18.6)	(13.4)
	11.8	11.4

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

The allowance for doubtful accounts of domestic customers is calculated based on historical losses on average receivable balances, while the allowance for doubtful accounts of foreign customers is determined based on analysis made on an individual customer basis. The Company uses selection and analysis procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, and the receivables are reclassified to non-current assets and an allowance for doubtful accounts is recorded.

Changes in the allowance for doubtful accounts were as follows:

	2007	2006	2005
Balance at the beginning of year	18.6	15.1	14.6
Provision	11.3	6.3	4.6
Acquisition of Companies	0.5	1.1	—
Write-offs	(4.9)	(3.9)	(4.1)
Balance at end of year	25.5	18.6	15.1

7.         INVENTORIES

	2007	2006
Finished goods	277.9	231.4
Work-in-process	31.9	25.5
Raw materials	109.1	57.4
Supplies and packaging materials	131.6	102.6
Livestock (poultry and hogs)	294.5	216.1
Advances to suppliers and imports in transit	20.1	10.1
	865.1	643.1

8.         RECOVERABLE TAXES

	2007	2006
ICMS (State VAT)	82.0	72.2
Income tax	63.2	99.6
PIS/COFINS (Federal Taxes to Fund Social Programs)	21.5	3.4
Import Duty	33.3	1.2
IPI (Federal VAT)	7.2	6.7
Other	0.7	2.0
	207.9	185.1

Current	174.4	146.9
Non-current	33.5	38.2

The recoverable income tax balance includes recoverable taxes arising from the favorable decision obtained by the Company regarding the Summer Plan (“Plano Verão”) (Note 9).  Such amounts will be used to offset future federal income taxes payable.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

9.     INCOME TAXES

a) Income and social contribution taxes reconciliation:

	2007	2006	2005
Income before taxes, profit sharing and minority interests	383.8	74.3	451.1
Nominal income tax rate (corporate income tax and social contribution) - %	34.0	34.0	34.0
Expense at nominal rates	(130.5)	(25.3)	(153.3)
Adjustment of taxes and contributions on:
Statutory profit-sharing	8.6	3.5	7.7
Interest on shareholders’ equity	34.1	11.5	32.2
Loss on foreign exchange rate change	(28.6)	(8.1)	(23.0)
Difference of tax rates on foreign earnings from subsidiaries abroad	48.1	33.1	70.3
Tax incentives	9.2	7.3	2.8
Summer Plan (*)	0.1	33.4	—
Reversal of valuation allowance	26.1	1.8	—
Other adjustments	0.8	4.3	0.8
Income and social contribution tax benefit (expense)	(32.1)	61.5	(62.5)

Current income taxes – benefit (expense)	(46.3)	26.4	(59.8)
Deferred income taxes – benefit (expense)	14.2	35.1	(2.7)

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

Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations. The following is a composition of the income before income taxes, current and deferred income tax expenses from foreign subsidiaries:

	2007	2006	2005
Income before income taxes from subsidiaries abroad	164.6	113.7	239.7
Current income tax (expense) benefit from subsidiaries abroad	(2.4)	0.1	(2.4)
Deferred income tax (expense) from subsidiaries abroad	(5.5)	(5.7)	(8.8)

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

b) Deferred income tax and social contribution are as follows:

	2007	2006
Tax loss carry-forwards (corporate income tax)	39.7	55.6
Negative calculation bases (social contribution)	13.6	11.3
Temporary differences:
Provisions for contingencies	45.5	37.0
Earnings generated on the subsidiaries abroad	(29.4)	(23.9)
Taxes whose payments are suspended	11.2	9.7
Unrealized loss on derivatives	2.4	3.5
Other temporary differences	—	1.8
Valuation allowance recorded by the subsidiary Batávia	—	(26.1)
	83.0	68.9

Current assets	35.3	44.2
Non-current assets	77.9	49.5
Non-current liabilities	(30.2)	(24.8)

In Brazil, the tax returns are subject to review by the authorities for a five-year period from the filing date. The Company could be subject to additional taxes, fines and interest as a result of  these reviews.

The subsidiary Batávia has tax losses, negative basis of social contribution and some temporary differences referred to as non-deductible provisions. Batávia had recorded a valuation allowance of R$26.1 relating to the deferred tax assets for tax losses, negative basis of social contribution and other temporary differences as of the acquisition date of the initial 51% interest. Upon conclusion of Batávia’s corporate restructuring in 2007 and the expectation of future taxable income, Batávia reversed in 2007 the full amount of the valuation allowance.

As of December 31, 2007, Perdigão and its subsidiaries have consolidated tax loss carry forward and negatives basis of social contribution in a total amount of R$ 158.8 and R$ 151.1, respectively. Income tax loss carry forward and the negative basis of social contribution may be carried forward indefinitely to offset against a maximum of 30% of annual  taxable income earned from 1995 forward.

10. GOODWILL AND OTHER INVESTMENTS

	2007	2006
Goodwill on acquisitions	269.5	84.5
Other investments	1.0	1.0
	270.5	85.5

See note 1 for a description of the acquisition activities.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

At December 31, the changes in the goodwill on acquisitions consisted of:

	2006	Additions	Amortization	2007
Perdigão Agroindustrial Mato Grosso Ltda.	10.2	—	(1.3)	8.9
Batávia S.A. (51% acquisition)	73.0	—	(15.1)	57.9
Incubatório Paraíso Ltda.	1.3	—	(0.3)	1.0
Sino dos Alpes Alimentos Ltda.	—	5.4	(0.3)	5.1
Paraíso Agroindustrial S.A.	—	22.3	(1.1)	21.2
Margarine business	—	65.8	(3.3)	62.5
Batávia S.A. (49% acquisition)	—	112.9	—	112.9
	84.5	206.4	(21.4)	269.5

11. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2007:

	Annual depreciation rate (%)	Costs	Accumulated depreciation	2007 Residual value	2006 Residual value
Buildings and improvements	4	1,016.2	(242.5)	773.7	552.9
Machinery and equipment	11	1,399.7	(534.4)	865.3	538.9
Electric and hydraulic installations	10	123.5	(43.2)	80.3	51.9
Forests and reforestations	(*)	48.9	(11.9)	37.0	26.7
Other	12	39.6	(17.0)	22.6	18.7
Land		121.5	—	121.5	94.9
Breeding stock	(**)	138.0	(28.6)	109.4	93.5
Construction-in-progress		127.1	—	127.1	286.3
		3,014.5	(877.6)	2,136.9	1,663.8

(*) Depletion upon utilization.

(**) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

The Company capitalized interest of R$18.1 in 2007, R$15.0 in 2006 and R$5.8 in 2005 as constructions in progress.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

12. SHORT AND LONG-TERM DEBT

Funding line	Charges (% p.a.)	Weighted average rate (p.a.)	Weighted average term maturity (years)	Current	Non- current	2007	2006
Local currency:
Rural credit financing	7.37% (2006 - 8.75%)	7.37% (2006 - 8.75%)	0.4	135.1	—	135.1	137.0
FINEM - BNDES	TJLP + 2.55% (2006 -TJLP + 2.36%)	8.8% (2006 - 9.21%)	3.3	30.6	155.9	186.5	173.9
Debentures - BNDES	TJLP + 6.00%(2006 - TJLP + 6.00%)	12.25% (2006 - 12.85%)	1.7	4.2	6.2	10.4	26.4
Tax incentives and other	(TJLP / TAXA FIXA / IGPM / TR) + 5.83%	7.92% (2006 - 4.44%)	4.7	67.7	220.3	288.0	165.5
Total local currency				237.6	382.4	620.0	502.8

Foreign currency:
Advances on export contracts - ACC’s and ACE’s (US$)	5.17% + exchange variation (US$) (5.40% + exchange variation (US$) on 2006)	5.17% + exchange variation (US$) (5.40% + exchange variation (US$) on 2006)	0.3	494.9	—	494.9	246.7
Trade related facilities (US$)	LIBOR + 1.10% (LIBOR + 1.49% on 2006) + exchange variation (US$)	5.70% (6.86% on 2006) + exchange variation (US$)	4.3	12.6	457.1	469.7	418.4
Pre-export facilities (US$)	LIBOR + 0.91% (LIBOR +1.50% on 2006) + exchange variation (US$)	5.50% (6.87% on 2006) + exchange variation (US$)	2.5	293.6	353.3	646.9	628.5
FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.71% (UMBNDES + 2.86% on 2006) + exchange variation (US$ and other currencies)	9.17% (8.91% on 2006) + exchange variation (US$ and other currencies)	3.0	6.0	21.3	27.3	27.5
Net SWAP balance (see note 15 c)	%CDI vs exchange variation (US$ and other currencies)	%CDI vs exchange variation (US$ and other currencies)	0.3	7.1	—	7.1	10.2
Total foreign currency				814.2	831.7	1,645.9	1,331.3
Total debt				1,051.8	1,214.1	2,265.9	1,834.1

Rural credit financing: the subsidiary Perdigão Agroindustrial S.A. is party to current rural credit loans with several commercial banks, principally Banco Itaú S.A., under a Brazilian federal government program that offers an incentive to investments in rural activities, with maturity dates up to September 2008, with liquidation of principal and interest in one payment at the end of the contract. The proceeds from these loans are used for working capital.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities:  the subsidiary Perdigão Agroindustrial S.A. had a number of outstanding obligations with BNDES, including non-current term loans and debentures. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are payable monthly, with final maturity dates from September 2008 through July 2013, and are secured by equipment, facilities and mortgages of Perdigão Agroindustrial S.A.’s buildings. The amounts of this debt in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket.

Debentures: the debentures are denominated in reais and bear interest at the quarterly TJLP (BNDES long-term interest rates)  rate plus 6.00%. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15, 2001 to June 15, 2010; as of December 31, 2007, 73,609 debentures had been redeemed. The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: refer, principally, to credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports, machinery, equipment and construction, improvement or expansion of production facilities.  They have several maturity dates up to 2043 and do not have collateral.

Advance on export contracts (ACC and ACE): these advances are liabilities to commercial banks, principally Banco do Brasil S.A., with maturity dates up to December 2008 with principal payable through the export of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recorded as paid only when the foreign customer has made full payment.  Central Bank regulations allow companies to obtain current financing under ACCs due within 360 days from the scheduled shipment date of export goods or current financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiary Perdigão International Ltd. had several trade-related facilities denominated in U.S. dollars, with maturity dates varying from December 2008 to December 2012 with principal payable in one payment at the end of the contract and interest payable quarterly and annually, principally with Banco Santander S.A. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 5.70% per year at December 31, 2007. The facilities are guaranteed by collaterals. Perdigão International Ltd. uses the net proceeds to import products and for other working capital needs.

Pre-export facilities: the subsidiary Perdigão Agroindustrial S.A. had several pre-export facilities with several commercial banks, denominated in U.S. dollars, and maturities from January 2008 to September 2013. Perdigão Agroindustrial’s pre-export facilities bear interest at three and six month LIBOR plus a margin, with an average interest rate of 5.5% per year at December 31, 2007, with principal payable in one payment at the end of the contract and interest payable in accordance with LIBOR, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of products to specific customers. The exported products guarantee the facilities.

The maturity schedule as of December 31, 2007 is as follow:

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

2008 (current)	1,051.8
2009	303.2
2010	184.8
2011	82.5
2012	494.0
2013 to 2043	149.6
2,265.9

a) Guarantees:

	2007	2006
Total Debt	2,265.9	1,834.1
Mortgages guarantees:	260.5	254.7
BNDES – related to FINEM - BNDES	213.2	192.4
FINEP – related to tax incentives and other	42.9	57.0
Banco do Brasil – related to tax incentives and other	4.4	5.3
Collateral of real state guarantees:	0.2	1.9
Banco Safra – related to tax incentives and other	—	1.0
HP Financial – related to FINEM - BNDES	0.2	0.4
Others – related to tax incentives and other	0	0.5

b) Covenants:

The Company has export prepayment loan agreements in foreign currencies that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be accelerated.  On December 31, 2007, the Company was in compliance with all such covenants.

13. CONTINGENCIES AND COMMITMENTS

a) Provision for contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. Provisions for losses are recognized by the Company in its financial statements in connection with such proceedings reflecting potential losses that are deemed probable as determined by the Company’s management and based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in some legal proceedings for which the amount of probable losses is not known or cannot be reasonably estimated.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

The roll forward on the provision for contingencies during 2007 is summarized as follows:

	Balances on 12.31.06	Sino dos Alpes (*)	Additions	Reversals	Settlements	Updates for inflation	Balances on 12.31.07
Tax (i)	94.9	1.5	9.7	(7.7)	(4.8)	5.9	99.5
Labor (ii)	27.6	3.1	17.7	(20.0)	(3.1)	2.5	27.8
Civil, commercial and other (iii)	4.6	0.5	7.4	(2.2)	(1.4)	0.4	9.3
(-) Judicial deposits	(8.2)	—	(4.3)	0.2	—	—	(12.3)
	118.9	5.1	30.5	(29.7)	(9.3)	8.8	124.3

(*) Balances from the acquisition of Sino dos Alpes Alimentos Ltda. on March 30, 2007.

The roll forward on the provision for contingencies during 2006 is summarized as follows:

	Balances on 12.31.05	Batávia (*)	Additions	Reversals	Settlements	Updates for inflation	Balances on 12.31.06
Tax	112.9	—	23.1	(45.4)	(3.3)	7.6	94.9
Labor	16.3	1.1	11.2	(2.2)	(3.2)	4.4	27.6
Civil, commercial and other	4.3	0.6	0.6	(0.6)	(0.5)	0.2	4.6
(-) Judicial deposits	(7.1)	(0.2)	(2.8)	1.9	—	—	(8.2)
	126.4	1.5	32.1	(46.3)	(7.0)	12.2	118.9

(*) Balances from the acquisition of Batávia S.A. on May 26, 2006.

(i) Of the total tax contingencies recorded as of December 31, 2007, R$30.4 (R$28.9 at December 31, 2006) related to actions regarding the full deductibility of tax losses in the IRPJ and CSLL calculation basis, whereas the law establishes a 30% limitation. The Company’s lawsuits are in the Supreme Courts, and the precedent is against the Company’s techinical merits.

The Company is challenging the increase in rates of the COFINS tax and recorded a provision of R$18.4 (R$17.5 at December 31, 2006), having an action in the Supreme Court  and another one in the Foreclosure Taxes Court which is pending a lower court decision. The precedent is against the Company’s technical merits, the increase in the referred rate being considered constitutional.  Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analyzed by the Supreme Court .

The Company has recorded a provision for a contingency of R$24.8 (R$18.5 as of December 31, 2006) regarding a judicial action for nonpayment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts. The Company’s suit is in the Third Region Federal Court of Appeals and the trial appeal is pending.

The other tax contingencies refer to the judicial claims against the payments of the following taxes: ICMS (a value-added tax on sales and services), SEBRAE and Funrural, in a total amount of R$25.8 (R$30.1 at December 31, 2006).

With respect to the ICMS tax, the Company is discussing principally the utilization of credits on materials for comsumption, being the suits in first or second administrative jurisdiction. The precedent is favorable to the request once the materials are part of the final product.

With respect to the Funrural, the Company’s law suit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the own production of the integrated partners in which the retention and collection is the Company’s obligation, until

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

Laws 8.212/91 and 8.213/91 were published.

With respect to Sebrae, the Company’s lawsuit is in the Supreme Court and its precedent is against the Company’s techinical merits.

(ii) The Company and its subsidiaries have 2,052 individual labor claims in progress totaling R$700.4 (1,609 individual claims totaling R$404.3 at December 31, 2006), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments, and based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 786 cases totaling R$116.3 (782 cases totaling R$104.2 at December 31, 2006) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or negligence of the Company or with no right pleadings.

The Company is pleading a claim for non payment of PIS and Cofins on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2006 for PIS and the years from 2004 to 2006 for Cofins of R$36.3 (R$23.5 at December 31, 2006), which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject.  Based on management’s analysis and supported by its legal counsel, the loss is classified as possible and no provision has been recorded.

The Company is involved in other tax and social security contingencies of R$82.3 (R$62.7 as of December 31, 2006), for which losses have been assessed as possible, based on management’s analysis and supported by its legal counsel.

b) Unrecognized contingent tax assets

The Company has started legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c) Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials - mainly corn, soybeans and hogs and certain service agreements. As of December 31, 2007, firm commitments under these agreements amounted to R$512.5 (R$518.0 as of December 31, 2006).

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

d)   Rents and Lease commitments

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases in 2007 totaled R$36.6 (R$26.6 in 2006) and future commitments can be summarized as follows:

2008	18.8
2009	13.2
2010	10.1
2011	7.9
2012 and thereafter	16.1
66.1

14.  SHAREHOLDERS’ EQUITY

a)     Capital

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006, the conversion of all of the Company’s outstanding preferred shares into common shares was approved. During the same Shareholders’ Meeting a three-for-one  share split was also approved, effective April 12, 2006.

On October 27, 2006, the Company issued through a public offering, 32,000,000 (thirty-two million) common shares, with no par value, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), at the price of R$25.00 (twenty five reais) per common share, totaling R$800.0.  On November 1, 2006, the Company received the funds related to this offering.

On December 18, 2007, the Company, made a public offering of 20,000,000 (twenty million) common shares, with no par value, at the price of R$45.00 (forty five reais) per common share, totaling R$900.0.

On December 31, 2007, capital was represented by 185,957,152 registered, common shares, of which 430,485 were treasury shares. Foreign investors held 57,705,181 shares (49,988,228 at December 31, 2006) of which 5,904,312 shares (3,647,170 at December 31, 2006) were represented by 2,952,156 (1,823,585 as of December 31, 2006) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of R$1.89 per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

All shares have equal rights to a dividend of not less than 30% of net income, in accordance with the Company’s Articles of Incorporation.

b)     Appropriation of income

According to the Company’s bylaws and Brazilian Corporate Law, management’s proposal for distribution of the current year’s net income, subject to the approval at the annual

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

shareholders’ meeting is as follows:

1) Legal Reserve: 5% of the net income for the year, limited to 20% of the share capital.

2) Dividends and interest on shareholders’ equity: corresponds to 30.8% (30.7% in 2006) of net income adjusted by legal reserve, according to the current law.

3) Reserve for capital increase: 20% of the net income for the year, limited to 20% of the share capital.

4) Reserve for expansion: allocation of the remaining income, based on the budgeted capital expenditures.

Proposed distribution of net income by the management and composition of reserve balances:

	Limit over share	Income appropriation		Balance of reserves
	capital%	2007	2006	2007	2006
Interest on shareholders’ equity	—	100.2	31.5	—	—
Dividends	—	—	3.7	—	—
Legal reserve	20	16.3	5.7	62.3	46.1
Reserve for capital increase	20	65.1	22.9	160.3	95.1
Reserve for expansion	80	144.0	50.7	508.1	364.1
Unrealized profits	—	(4.3)	2.8	(3.9)	0.4
		321.3	117.3	726.8	505.7

c)     Composition of capital (unaudited)

The share ownership position of the controlling shareholders who are part of the Shareholders’ Voting Agreement and/or direct holders of more than 5% of the voting share capital at December 31, 2007 is as follows:

	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil (1)	29,153.3	15.68
PETROS – Fund. Petrobrás Seg. Soc. (1)	22,895.1	12.31
Fund. Telebrás Seg. Social – SISTEL (1)	8,449.3	4.54
WEG Participações e Serviços S.A. (2)	9,656.3	5.19
VALIA – Fund. Vale do Rio Doce (1)	7,695.4	4.14
REAL GRANDEZA Fundação de A.P.A.S. (1)	4,386.2	2.36
FPRV1 Sabiá FI Multimercado Previd. (Ex. Fund.Inv.Tit. VM Librium) (3)	5,026.8	2.70
	87,262.4	46.92
Others	98,694.8	53.08
	185,957.2	100.00

(1)   The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2)   Weg Participações e Serviços S.A. is not party to the Voting Agreement.

(3)   Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES — FAPES.  The common shares currently held by the fund are bound by the Voting Agreement.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

15.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Assets and liabilities denominated in foreign currency:

	2007	2006
Cash, cash equivalents and highly liquid investments (short and long term debt)	384.4	243.9
Swap agreements (notional amounts), net	334.2	318.9
Future dollar agreements – notional amounts	375.1	509.9
Short and long-term debt	(1,638.7)	(1,321.0)
Other operating assets and liabilities, net	(1.8)	10.2
	(546.8)	(238.1)

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

The Company’s outstanding derivative position at December 31, 2007 and 2006 is as follows:

2007
Instrument	Maturity	Receive	Pay	Notional amount	Unrealized Gain/(Loss)
Swap	July of 2009	R$/TR	R$/CDI (98.2% of weighted average CDI rate)	11.9	—
Swap	January of 2008 to July of 2008	US$	R$	276.8	(5.8)
Swap	January of 2008 to March of 2008	US$	Euro	37.9	(1.4)
Swap	January of 2008	US$	Libra	7.6	0.1
				334.2	(7.1)

2006
Instrument	Maturity	Receive	Pay	Notional amount	Unrealized Gain/(Loss)
Swap	January of 2007 to April of 2007	US$	R$	310.4	(10.3)
Swap	March of 2007	US$	Euro	8.5	0.1
				318.9	(10.2)

In 2007, the losses on derivatives recognized as interest expenses amounted to R$145.0 (R$35.1 in 2006).

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

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including  the use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”, which means the price of these purchased grains will be defined in the future, according to a future market price.

As of December 31, 2007, there were no commodities derivatives outstanding and during the year then ended the Company has not entered into any derivative agreements involving commodities.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

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

	Book value	Fair value
Cash and cash equivalents	1,108.0	1,108.0
Marketable securities	728.9	730.4
Trade accounts receivable	803.9	803.9
Loans and financing	(2,258.7)	(2,258.7)
Trade accounts payable	(575.6)	(575.6)
Unrealized losses on derivatives (see note 15c)	(7.1)	(5.5)
	(200.6)	(197.5)

16.  FINANCIAL EXPENSES, NET

	2007	2006	2005
Expenses:
Interest expense	(193.7)	(172.5)	(141.8)
Exchange variation	145.9	48.5	71.5
Financial transactions tax (CPMF)	(33.1)	(28.7)	(23.0)
Offering expenses (Note 14 a)	(29.8)	(34.5)	—
Other expenses	(5.7)	(1.4)	(0.7)
	(116.4)	(188.6)	(94.0)
Income
Interest income	104.8	70.9	53.2
Summer Plan	—	20.7	—
Exchange variation	(12.0)	(13.6)	(9.2)
Losses from translation effects of investments abroad	(84.0)	(23.7)	(67.9)
Other income (expense)	2.2	5.0	35.2
	11.0	59.3	11.3
	(105.4)	(129.3)	(82.7)

Exchange variation represents foreign exchange gains (losses) on financial assets or liabilities, as the case may be.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

17.  STATEMENTS OF CASH FLOWS

	2007	2006	2005
Cash flows from operations:
Net income	321.3	117.3	361.0
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	3.2	7.1	—
Depreciation, amortization and depletion	272.2	238.6	203.7
Amortization of goodwill	21.4	7.4	3.2
Accrued interest and exchange variations	(75.6)	33.4	72.4
(Gain) loss on disposal of permanent assets	18.6	0.4	(2.4)
Deferred tax expense (benefit)	(14.2)	(39.2)	2.7
Settlement of Summer Plan	—	(47.6)	—
Provision/reversal for contingencies	3.5	(14.2)	9.3
Other provisions	9.9	1.7	2.8
Changes in operating assets and liabilities:
Trade acounts receivable	(99.3)	(72.5)	(35.7)
Inventories	(223.8)	(61.1)	(48.7)
Other assets	(49.2)	(45.6)	8.3
Trade acounts payable	94.1	106.6	1.7
Payment of contingencies	(9.3)	(7.0)	(9.2)
Payroll and related charges	15.6	7.2	16.3
Other liabilities	49.0	(29.5)	(1.2)
Net cash provided by operating activities	337.4	203.0	584.2

Cash flows from investing activities:
Investments in marketable securities	(350.5)	(972.8)	(112.7)
Proceeds from sales and maturities of marketable securities	541.1	258.2	167.3
Business acquisitions, net of cash acquired	(258.8)	(95.5)	(7.9)
Additions to property, plant and equipment	(598.2)	(523.9)	(266.3)
Acquisitions/formation period of breeding stock	(126.1)	(105.9)	(105.0)
Pre-operating expenses and software development	(42.8)	(16.4)	(35.2)
Proceeds from disposals of permanent assets	4.2	14.2	12.6
Net cash used in investing activities	(831.1)	(1,442.1)	(347.2)

Cash flows from financing activities:
Debt issuances	1,705.9	1,655.8	1,913.0
Repayments of debt and related interest	(1,265.2)	(1,592.8)	(1,498.8)
Interest on shareholders’ equity and dividends	(75.5)	(61.8)	(85.2)
Issuance of shares	900.0	800.0	—
Capital distribution to minority shareholders	—	(4.1)	—
Net cash provided by financing activities	1,265.2	797.1	329.0

Increase (decrease) in cash and cash equivalents	771.5	(442.0)	566.0

Changes in cash and cash equivalents:
At beginning of year	336.6	778.6	212.6
At end of year	1,108.0	336.6	778.6
Increase (decrease) in cash and cash equivalents	771.5	(442.0)	566.0
Supplemental cash flow disclosure:
Interest paid	139.4	138.9	93.6
Income and social contribution taxes paid	1.1	0.7	0.1

Reclassifications have been made to the cash flows from operations for 2005 to conform them to the 2006 and 2007 presentations. These reclassifications were made to reflect the change due to exchange variation of the balances of trade accounts receivable, trade accounts payable, provision for contingencies and other provision in the “accrued interest and exchange variation” line.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

18.       INSURANCE (UNAUDITED)

The main insurance coverage is for the following: (a) named risks comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories in the amount of R$2,054.8 (R$1,644.8 at December 31, 2006); (b) domestic and international transportation, for which the amounts are calculated based on the registered cargo; and (c) other coverage, including valuables, civil liability and vehicles.

19.       SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão – Sociedade de Previdência Privada (“PSPP”), (a private pension foundation sponsored by Perdigão Agroindustrial S.A.), began its activities, which are to provide supplemental retirement benefits for the employees.  The PSPP is a defined contribution plan.

The contributions, on average, are divided on the basis of 2/3 from the sponsor and 1/3 from the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the last review occurred in December 2007.  The plan had 17,609 and 18,926 participants at December 31, 2007 and 2006, respectively. The following are details of the plan:

	2007	2006
Participants (thousands)	17.6	18.9
Equity of the pension plan	132.9	109.9
Sponsor’s contributions:	5.8	5.7
Basic contribution	5.4	5.2
Past services	0.4	0.5
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3.9	4.7
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	132.9	108.2

Although the PSPP is primarily a defined contribution plan, it has a defined feature, for which the actuarial obligations refer to the present value of the future benefits of inactive participants, as the benefit (life annuity) is fixed beginning from  the retirement date.  In accordance with the mortality table AT-83, the amount of the defined obligation at December 31, 2007, which covers 41 participants (34 participants as of December 31, 2006) is R$6.0 (R$4.6 as of December 31, 2006).

According to Brazilian Law, a terminated employee has the option to withdraw their previous contributions.  In this case, the remaining contributions that were made by the sponsor are reallocated to a fund that may be used to offset future required contributions of the sponsor.  The asset presented in this fund balance amounted to R$2.4 (R$2.4 at December 31, 2006) and was recorded in “other assets”.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

20. NON-OPERATING EXPENSES

At December 31, 2007, the non-operating expenses refers, substantially, to idleness costs, amounts of disposal of property, plant and equipment for obsolescence and depreciation of assets that are not used in the productive process.  At December 31, 2006, this amount referred, substantially, to amounts from the disposal of fixed assets and idleness costs.

21. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP APPLICABLE TO THE COMPANY

21.1    Description of differences between Brazilian and US GAAP

The consolidated financial statements of the Company are prepared in accordance with Brazilian GAAP which comply with those prescribed by Brazilian Corporate Law and specific standards established by CVM and IBRACON. Note 3 summarize the principal accounting practices adopted by the Company.

The Company has elected to use Brazilian GAAP financial statements as its primary financial statements. The Company’s accounting practices which differ significantly from US GAAP are summarized below:

(a) Supplementary inflation restatements in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (collectively, “permanent assets”) and shareholders’ equity, and reported the net charge or credit in the income statements.

However, under US GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore, the financial information for purposes of US GAAP for the two-year period ended December 31, 1997 included additional inflation restatement adjustments made by applying the IGP-M (General Price Index - Market) to permanent assets and shareholders’ equity.

For purposes of the US GAAP reconciliation (set forth in Note 21.2), shareholders’ equity, at December 31, 2007 and 2006, has been increased due to the additional inflation restatement adjustments, net of depreciation, and net income has been adjusted for the resulting depreciation charges for the years ended December 31, 2007, 2006 and 2005.

(b) Revaluation of property, plant and equipment

Up to December 31, 2007 Brazilian GAAP permitted revaluation under certain circumstances. The revaluation, net of deferred tax effects for revaluation after 1991, is credited to a reserve account in shareholders’ equity. Depreciation of the asset revaluation is charged to income and an offsetting portion is reversed from the revaluation reserve in shareholders’ equity and transferred to retained earnings as the related assets are depreciated or disposed of.

For US GAAP purposes, the revaluation of property, plant and equipment and the related deferred tax effects have been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation.  In addition, the depreciation of such revaluation charged to income has been eliminated for US GAAP reconciliation purposes.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

(c) Pre-operating expenses and software development

Brazilian GAAP permits deferral of certain intangibles, pre-operating expenses and new system acquisition and installation costs, which are recorded at cost and amortized over a period from five to ten years.

For US GAAP purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed. The capitalizable amounts, mainly related to the purchase and installation or development of software according to Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Development or Obtained for Internal Use”, have been reclassified to property, plant and equipment and have been amortized for US GAAP purposes over five years on a straight-line basis. In addition, certain charges treated as pre-operating costs under Brazilian GAAP are considered property, plant and equipment for US GAAP.

Follow bellow summary of pre-operating expenses and software development subject to amortization under US GAAP:

	2007	2006
Cost	60.0	60.0
Accumulated amortization	(31.3)	(24.1)
	28.7	35.9

(d) Capitalization of interest costs related to construction-in-progress

Under Brazilian GAAP, the CVM requires capitalization of interest costs during the construction, development, or acquisition period of qualified assets. Capitalized interest is depreciated over the respective useful lives of the productive assets. Capitalization is generally recorded with respect to loans directly related to the financing of the asset being constructed or developed. Capitalization normally includes foreign exchange losses.

Under US GAAP, interest cost incurred during the period that assets are under construction must be included in the cost of such assets. SFAS No. 34, “Capitalization of Interest Cost,” states that interest cost should be included as a component of the historical cost of (i) facilities for a company’s own use and (ii) assets intended for sale or lease that are constructed as separate and discrete projects. Foreign exchange losses are not subject to capitalization. Capitalized interest should be amortized over the life of the facilities.

(e) Derivatives and other financial instruments

Under Brazilian GAAP, there is no specific standard addressing accounting of financial derivative instruments other than for financial institutions.

Under US GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” requires that a company recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value with changes in fair value recognized as described in the following paragraphs.

If certain conditions are met, a derivative may be specifically designated as:

•           a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

•           a hedge of the exposure to the variable cash flows of a forecasted transaction; or

•           a hedge of the foreign currency exposure of a net investment in a foreign operation.

The accounting for changes in the fair value of a derivative (i.e., gains and losses) depends on the intended use of the derivative and the resulting designation. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions must be met in order to designate a derivative as a hedge. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge’s change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. If the hedge criteria are no longer met, the derivative instrument would then be accounted for as a trading instrument. If a derivative instrument designated as a hedge is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability.

(f) Dividends and Interest Attributable to Shareholders’ Equity

Under Brazilian GAAP, at each balance sheet date, management is required to propose a dividend distribution from earnings, subject to ratification at the shareholders’ meeting, and accrue for this in the financial statements. Ordinarily, this dividend should not be less than the compulsory minimum. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on shareholders’ equity, subject to certain limitations, and whose calculations are based on a government interest rate. Such amounts are deductible for tax purposes recorded initially as a financial expense and reversed afterwards in the statements of income to be presented as a deduction from shareholders’ equity.

Under US GAAP, since proposed dividends in excess of the compulsory minimum must be ratified or modified at the annual shareholders’ meeting, such dividends would not be considered as declared at the balance sheet date and would, therefore, not be accrued. However, the higher of the compulsory minimum dividend or the interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes.

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

For US GAAP, according to SFAS No. 141, Business Combinations, goodwill arises from the difference between the price paid and the fair value of all assets and liabilities acquired, including any existing intangible assets. Additionally, SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. SFAS No. 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there is no impairment

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

recorded for US GAAP purposes. Management is making annual assessments of goodwill as required by SFAS No. 142.

The goodwill amortization recorded under Brazilian GAAP has been reversed for US GAAP purposes in the reconciliations of net income and shareholders’ equity.

(i) Batávia acquisitions

As mentioned in Note 1 b, in November 2007 the Company acquired the remaining 49% of shares of Batávia for R$155.1, after the acquisition of 51% of the shares of the capital stock of this company in May 2006.

The costs to acquire Batávia have been allocated to the assets acquired and liabilities assumed at the date of the acquisitions, according to estimated fair values and goodwill has been determined in accordance with the purchase method of accounting prescribed by SFAS No. 141, which resulted in the identification of goodwill as shown below.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	49% acquisition	51% acquisition
	2007	2006
Fair value increments:
Inventories (a)	2.0	1.9
Property, plant and equipment (b)	89.6	95.5
Trademark (c)	120.5	45.2
Supplier relationship(c)	12.0	9.1
Commercial distributors relationship(c)	69.3	6.6
Non-current debt(d)	6.6	10.5
Deferred tax liability	(102.0)	(57.4)
Adjustments to fair value	198.0	111.4
Remaining net book value under US GAAP of identifiable net assets which approximate fair value	81.7	80.2
Total net assets	279.7	191.6
Interest acquired	49%	51%
Net assets acquired	137.1	97.7
Acquisition cost (net of other acquisition costs expensed under US GAAP)	155.1	112.9
Cash acquired	—	2.6
Put option granted to minority shareholders’	(11.6)	17.4
Goodwill recorded under US GAAP	6.4	35.2

Under the terms of the 51% purchase agreement, the minority shareholders had the option to sell the remaining shares of Batávia to the Company over two years from the acquisition date.  The initial fair value of the put option amounting to R$17.4 was included in the purchase price allocation with its subsequent changes recorded through income. In November 2007 in the 49% acquisition transaction the put option was exercised and its fair value at that date of R$11.6 was discounted from the purchase price.

As of December 31, 2007, goodwill related to the 51% acquisition is deductible for tax purposes.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

Following are the components of the US GAAP adjustments in net income and shareholders’ equity related to such acquisitions as of and for the years ended December 31, 2007 and 2006:

	49% acquisition	51% acquisition
	2007	2007	2006
Differences in net income:
Reversal of goodwill amortization according to Brazilian GAAP	—	15.1	2.5
Other acquisition costs charged to expenses under US GAAP	—	—	(0.5)
Realization of fair value adjustment to inventory (a)	(1.0)	—	(1.0)
Amortization of supply relationship (c)	(0.3)	(2.8)	(1.8)
Commercial distributor relationship (c)	(0.2)	(0.5)	(0.3)
Fair value adjustment to non-current debt (d)	—	(0.4)	(0.3)
Depreciation of fair value adjustment to property, plant and equipment (b)	(0.4)	(6.0)	(3.4)
Put option fair value (f)	10.5	—	—
Adjustment before income tax effect	8.6	5.4	(4.8)

Difference in shareholders’ equity:
Reversal of goodwill recorded under Brazilian GAAP	(112.9)	(57.9)	(73.0)
Goodwill recorded under US GAAP	6.4	13.1	34.5
Deferred tax benefit applied to reduce goodwill (e)	—	0.7	0.7
Fair value adjustment to property, plant and equipment (b)	44.6	40.3	45.2
Fair value adjustment to non-current debt (d)	3.2	4.7	5.1
Trademarks (c)	59.1	23.1	23.1
Supply relationship (c)	5.6	—	2.8
Commercial distributor relationship (c)	33.8	2.6	3.1
Put option	22.1	(22.1)	(22.1)
Adjustment before income tax effect	61.9	4.5	19.4

(a)	The fair value adjustments to inventories from the 49% and 51% acquisitions were entirely realized during December 2007 and June 2006, respectively, based on its turnover.
(b)	The fair value adjustments to property, plant and equipment are being depreciated over the remaining useful life (approximately 12 years) of the related assets.
(c)

Of the R$98.9 and R$31.1 acquired intangible assets in 2007 and 2006 respectively (49% and 51% of the identified intangibles), R$59.1 and R$23.1 was assigned to registered trademarks that are not subject to amortization. The remaining R$39.8 and R$8.7 of acquired intangible assets in 2007 and 2006, respectively, have a weighted-average useful life of approximately 9 years. The intangible assets that make up that amount include supply relationship of R$5.9 and R$5.3 (1.5-year weighted-average useful life) and commercial distributor relationship of R$33.9 and R$3.4 (16.9 and 7.5-year weighted-average useful life) in 2007 and 2006, respectively.

(d)	The fair value adjustments to long-term debt are being amortized over the remaining term of the related debt agreement.
(e)

Under Brazilian GAAP, the subsidiary Batavia reversed to income the valuation allowance of R$26.1 relating to the deferred tax asset on tax losses accumulated up to 2004. For US GAAP purposes, SFAS No. 109, paragraph 30, provides guidance that if a valuation allowance is recognized for a deferred tax asset of an acquired entity’s deductible temporary differences or operating loss or tax credit carryforwards at the acquisition date, the tax benefits for those items that are subsequently recognized in the financial statements after the acquisition date shall be applied (a) first to reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other non-current

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

intangible assets related to the acquisition, and (c) third to reduce income tax expense.  For the acquisition of 51% of Batávia, the amount of R$26.1 was applied to reduce goodwill in 2007.

(f)                The amount of R$10.5 corresponds to the updating fair value of the put option from December 31, 2006 to November 30, 2007.

The deferred tax effects of the net income adjustments in 2007 related to the Batávia 49% and 51% acquisitions of R$0.6 and R$(1.8), respectively, are included in the reconciliation of net income under “deferred tax effects of U.S.GAAP adjustments”. The deferred tax effects of the shareholder’s equity adjustments in 2007 related to the Batávia 49% and 51% acquisitions of R$(49.7) and R$(29.8), respectively, are included in the reconciliation of shareholder’s equity under “deferred tax effects of US GAAP adjustments”.

ii) Unilever (margarine division), Paraíso Agroindustrial and Sino dos Alpes acquisitions

As mentioned in notes 1 d, e and h (i), during 2007 the Company acquired the margarine business of Unilever (margarine business), 100% of the shares of Paraíso Agroindustrial S.A. and 100% of the shares of Sino dos Alpes Alimentos Ltda. Under US GAAP, the Company has recorded such acquisitions based on the fair value of the assets acquired and liabilities assumed and has determined goodwill in accordance with the purchase accounting method.

The purchase price of these transactions was allocated as follows:

	Margarine business	Paraíso Agroindustrial	Sino dos Alpes

Fair value increments:
Property, plant and equipment	33.0	8.5	1.3
Trademark	32.2	—	—
Customer relationship	34.4	—	—
Deferred tax liability	(33.9)	(2.9)	(0.4)
Adjustments to fair value	65.7	5.6	0.9
Remaining net book value under US GAAP of identifiable net assets which approximate fair value	9.0	6.4	(5.0)
Total net assets (liabilities)	74.7	12.0	(4.1)
Interest acquired	100%	100%	100%
Net assets (liabilities) acquired	74.7	12.0	(4.1)
Acquisition cost	74.8	28.7	0.4
Goodwill recorded under US GAAP	0.1	16.7	4.5

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

Following are the components of the US GAAP adjustment in net income and shareholders’ equity related to such acquisitions as of and for the year ended December 31, 2007:

	Margarine business	Paraíso Agroindustrial	Sino dos Alpes

Differences in net income before income tax impact:
Reversal of goodwill amortization according to Brazilian GAAP	3.3	1.2	0.3
Fair value depreciation of property, plant and equipment (a)	(1.1)	(0.4)	(0.1)
Fair value depreciation of customer relationship (c)	(1.4)	—	—
Adjustment before income tax effect	0.8	0.8	0.2

Differences in shareholders’ equity before income tax impact:
Reversal of goodwill recorded under Brazilian GAAP	(62.5)	(21.1)	(5.1)
Goodwill recorded under US GAAP	0.1	16.7	4.5
Fair value adjustments to property, plant and equipment (a)	31.9	8.1	1.2
Fair value adjustment to trademarks (b)	32.2	—	—
Fair value adjustment to customer relationship (c)	32.9	—	—
Adjustment before income tax effect	34.6	3.7	0.6

(a)  The fair value adjustments to property, plant and equipment from the Margarine business, Paraíso Agroindustrial and Sino dos Alpes acquisitions are being depreciated over the remaining useful life (approximately 10 years) of the related assets.

(b)  Of the acquired intangible assets of the Margarine business, trademarks are not subject to amortization.

(c)  The customer relationship acquired as intangible assets of the Margarine business acquisition has 8 years weighted-average useful life.

The deferred tax effects of net income and shareholders’ equity adjustments related to the margarine business, Paraíso Agroindustrial and Sino dos Alpes acquisitions of R$(0.3), R$(0.3) and R$0.0; and R$(33.0), R$(2.9) and R$(0.4), respectively, are included in the reconciliation of net income and shareholders’ equity under “deferred tax effects of US GAAP adjustments”.

iii) Other acquisitions

As mentioned in note 1 h (ii) and (iii), during 2005 the Company acquired 100% of Mary Loize Indústria de Alimentos Ltda., Mary Loize Indústria e Comércio de Rações Ltda. (together renamed to Perdigão Agroindustrial Mato Grosso Ltda.) and Incubatório Paraíso Ltda.. Also, in 2001, the Company acquired 100% of Frigorífico Batávia S.A. (Incubatório Paraíso Ltda and Frigorífico Batávia S.A. were merged into Perdigão Agroindustrial S.A.). Under US GAAP, the Company has recorded such acquisitions based on the fair value of the assets acquired and liabilities assumed and has determined goodwill in accordance with the purchase accounting method. Goodwill amortization recorded under Brazilian GAAP has been reversed under US GAAP.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

iv) Pro forma information (UNAUDITED)

The following unaudited pro forma financial information presents the pro forma results of operations under  Brazilian GAAP of Perdigão and the acquired companies as if the acquisitions which occurred in 2007 had occurred at the beginning of 2007 and 2006.  The pro forma adjustment is related to the amortization of goodwill. This unaudited pro forma financial information is presented for comparative purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition occurred at the beginning of each year or future results.

Amounts Under Brazilian GAAP	2007	2006
Net sales	6,805.9	5,629.0
Operating income	356.5	30.9
Net income	275.9	74.2
Basic and diluted earnings per share (1) in R$	1.49	0.45

(1)  Shares issued in the computation of earnings per share are shares outstanding at December 31, 2007 and 2006 of 185,527 thousand and 165,527 thousand, respectively.

(h) Marketable securities

Under Brazilian GAAP, marketable securities are recorded at acquisition cost plus income earned and adjusted to market value, if lower, in the case a loss is considered to be other than temporary.

For US GAAP purposes, debt and equity securities are classified under guidance of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, as either held-to-maturity securities, trading securities or available-for-sale securities.

The Company’s securities are classified as available-for-sale and are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains or losses, arising from the difference between the carrying amount and the fair market value, are included directly in shareholders’ equity as other comprehensive income. At December 31, 2007, the amount of R$1.0 (net of income taxes) was recorded, from available-for-sale debt securities, as unrealized gain (R$3.0, net of income taxes, at December 31, 2006) in shareholders’ equity.

The following is a summary of the available-for-sale securities:

	At December 31, 2007
	Amortized cost	Gross unrealized gains	Estimated fair value
Bank Deposit Certificate–CDB, denominated in reais	663.9	—	663.9
Brazilian Treasury notes:
- Fixed and floating income securities denominated in U.S. dollars	65.0	1.5	66.5
	728.9	1.5	730.4

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

	At December 31, 2006
	Amortized cost	Gross unrealized gains	Estimated fair value
Bank Deposit Certificate–CDB, denominated in reais	783.9	—	783.9
Brazilian Treasury notes:
- Fixed and floating income securities denominated in U.S. dollars	80.0	4.5	84.5
	863.9	4.5	868.4

Contractual maturities of available for sale securities at December 31, 2007 are as follows :

	Amortized cost	Estimated fair value
Due in 2008	665.6	665.6
Due till 2010	63.3	64.8
Total	728.9	730.4

(i)       Expenses of public offering of shares

Under Brazilian GAAP, the costs associated with the public offering of the common shares, in the amount of R$19.6 were charged to financial expenses in 2007. In 2006, R$22.7 related to the public offering which occurred in October 2006, were charged to financial expenses.

Under US GAAP,  the share issue costs are generally consider a reduction of the related proceeds from the issuance.

(j)       Minority interest

Minority interest corresponds to the portion of equity and net income attributable to shareholders’ other than the Company.

As detailed in Note 1, the subsidiary Batávia S.A. was not wholly owned by the Company in 2006 and therefore the US GAAP adjustments identified for such subsidiary were allocated to their respective minority shareholders based on their participation.  Minority interest also included in 2006 the fair value of the put option granted to the minority shareholders of Batávia in 2006 (see note 21.1 (g)).

(k) FIN 48 first time adoption

On January 1, 2007, Perdigão adopted  the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes — An Interpretation of SFAS No. 109”  for purposes of reconciling to US GAAP . FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The adoption of FIN 48 did not have a material impact on the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at initial adoption. Perdigão reclassified in the condensed balance sheets under US GAAP certain recorded liabilities to other non-current liabilities related to the interest and

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

penalties on unrecognized tax benefits of R$28.9, which were recorded as part of the provision for contingencies in the Brazilian GAAP consolidated balance sheet at January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2007	15.2
Additions based on tax positions related to the current year	0.2
Expiration of statute of limitations	(2.0)
Balance as of December 31, 2007	13.4

If recognized, the unrecognized tax benefits would not affect the annual effective tax rate.

The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time as such change depends on the final decision from the taxing authorities.

The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties in financial expenses. Interest and penalties related to unrecognized tax benefits amounted to R$1.5 in 2007. Total accrued interest and penalties as of December 31, 2007 and January 1, 2007 was R$ 30.4 and R$ 28.9, respectively, and were included as part of non-current liabilities.

The Company and its subsidiaries file income tax returns in Brazil and various foreign jurisdictions. The table below shows the open tax years for which the Company is subject to income tax examinations by the relevant tax authorities:

Open tax years
Brazil	2003-2007
Netherlands	2000-2007

(l) Classification of income statements line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from US GAAP.

The Company has reclassified its income statements under Brazilian GAAP to present a condensed income statement in accordance with US GAAP (Note 21.4.2).

The reclassifications are summarized as follows:

• Interest income and interest expense, together with other financial charges, are displayed within operating income in the income statements presented in accordance with Brazilian GAAP. These amounts have been reclassified to non-operating income and expenses in the condensed income statement in accordance with US GAAP.

• Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as operating income.

• Under Brazilian GAAP, the idleness costs are classified as non-operating expense.  Under US GAAP, idleness costs are classified as cost of sales.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

• Employee and management profit sharing expenses have been classified after non-operating expenses in the consolidated income statements in accordance with Brazilian GAAP. These amounts have been reclassified to operating expenses in the condensed consolidated income statement in accordance with US GAAP.

• The net income differences between Brazilian GAAP and US GAAP (Note 21.2.1), have been incorporated in the condensed income statement in accordance with US GAAP.

(m) Classification of balance sheet line items

The Company has reclassified its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 21.4.1) as follows:

• Certain pre-operating expenses have been reclassified to property, plant and equipment, according to their nature.

• Non-current deferred income tax assets have been presented net of non-current deferred income tax liabilities, for taxes within the same tax jurisdiction.

• Judicial deposits have been reclassified from provision for contingencies, in non-current liabilities, to other assets, in non-current assets.

(n) Different classification on the statements of cash flows

Under Brazilian GAAP, the effects of exchange rate changes on cash and cash equivalents denominated in foreign currencies, amounted to R$(37.3), R$(33.4) and R$(52.2) in 2007, 2006 and 2005, respectively, and have been included as operating cash flow. Under US GAAP, these effects should be segregated as a specific line item on the cash flow statement and would not affect the operating, investing or financing activities.

Additionally, interest paid on loans is recorded under Brazilian GAAP as a financing activity while under US GAAP interest paid is classified as an operating activity. Interest paid amounted to R$139.4, R$138.9 and R$93.6 in 2007, 2006 and 2005, respectively.  Considering the above-mentioned reclassifications in the cash flows, in accordance with US GAAP the net cash provided by operating activities would have been R$235.3, R$97.5 and R$542.8, the net cash used in investing activities would not change and the net cash provided by financing activities would have been R$1,404.6, R$936.0 and R$422.6 for the year ended December 31, 2007, 2006 and 2005, respectively.

21.2    Reconciliation of differences between Brazilian GAAP and US GAAP

Net income and shareholders’ equity adjusted to take into account the significant differences between Brazilian GAAP and US GAAP are as follows:

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

21.2.1.           Net Income

	Note		2007	2006	2005
Net income under Brazilian GAAP as reported in the accompanying consolidated financial statements			321.3	117.3	361.0
Different criteria for:
Depreciation of inflation restatement adjustments of 1996 and 1997	21.1 (a	)	(2.5)	(4.1)	(3.5)
Reversal of depreciation on property, plant and equipment revaluation	21.1 (b	)	1.6	0.5	3.1
Net reversal of deferred charges — nonallowable deferred charges	21.1 (c	)	(30.7)	8.7	(7.3)
Capitalization (reversal) of financial costs during construction-in-progress, net of depreciation	21.1 (d	)	(0.2)	—	—
Gains (losses) on derivatives based on fair value	21.1 (e	)	2.5	(0.6)	(0.4)
Business combinations:
Batávia – 51%	21.1 (g	)	5.4	(4.8)	—
Batávia – 49%	21.1 (g	)	8.6
Margarine	21.1 (g	)	0.8	—	—
Paraíso Agroindustrial	21.1 (g	)	0.8	—	—
Sino dos Alpes	21.1 (g	)	0.2	—	—
Other acquisitions	21.1 (g	)	1.2	3.2	2.0
Allocation of employees’ profit sharing to inventories			—	—	(1.0)
Expenses incurred in the public offering of common shares (net of tax of R$10.1 and R$11.7 in 2007 and 2006, respectively)	21.1 (i	)	19.6	22.7	—
Minority interest on US GAAP adjustments	21.1 (j	)	2.6	(0.2)	—

Reversal of Batávia’s valuation allowance	21.1 (g	)	(26.1)	—	—
Deferred tax effects of US GAAP adjustments			7.9	(0.9)	2.6
Net income under US GAAP			313.0	141.8	356.5

Basic and diluted earnings per share under US GAAP			1.87	0.99	2.67
Basic and diluted earnings per ADS under US GAAP			3.74	1.97	5.34
Average outstanding shares under US GAAP (thousands)			167,194	138,860	133,526
Average outstanding ADSs under US GAAP (thousands)			83,597	69,430	66,763

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

21.2.2 Shareholders’ Equity

	Note		2007	2006
Shareholders’ equity under Brazilian GAAP as reported in the accompanying consolidated financial statements			3,226.0	2,104.9
Different criteria for:
Inflation restatement adjustments in1996 and 1997	21.1 (a	)	33.5	38.0
Reversal of property, plant and equipment revaluation, net of depreciation	21.1 (b	)	(33.6)	(35.2)
Net reversal of deferred charges—non-allowable deferred charges	21.1 (c	)	(84.6)	(53.9)
Capitalization (reversal) of financial costs during construction in progress, net of depreciation	21.1 (d	)	(3.3)	(3.1)
Gain (losses) on derivatives based on fair value	21.1 (e	)	1.5	(1.0)
Reversal of dividends declared but not yet approved	21.1 (f	)	—	4.2
Business combinations:
Batávia – 51%	21.1 (g	)	4.5	19.4
Batávia – 49%	21.1 (g	)	61.9	—
Margarine	21.1 (g	)	34.6	—
Paraíso Agroindustrial	21.1 (g	)	3.7	—
Sino dos Alpes	21.1 (g	)	0.6	—
Other acquisitions	21.1 (g	)	17.8	16.5
Unrealized gains on securities available-for-sale	21.1 (h	)	1.5	4.5
Minority interest on US GAAP adjustments	21.1 (j	)	—	(0.9)
Reversal of Batávia’s deferred tax valuation allowance	21.1 (g	)	(26.1)	—
Deferred tax effects of US GAAP adjustments			(79.0)	(26.6)
Shareholders’ equity under US GAAP			3,159.0	2,066.8

21.3.                     Additional disclosures required by US GAAP

21.3.1.           Termination benefits

The Company is required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded on an accrual basis.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account (40% to the employee and 10% to the Government), for the period such employee worked for the Company. The total termination compensation paid in the years ended December 31, 2007, 2006 and 2005 was R$9.0, R$7.4 and R$5.8, respectively.

21.3.2.           Business segment disclosures

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

US GAAP requires that public enterprises disclose certain information about segments on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

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

The following tables present information about the Company’s reportable segments according to Brazilian GAAP as used by the chief operating decision maker:

Net Sales:

	2007	2006	2005
Domestic Market
Poultry	178.4	189.6	150.1
Pork/Beef	52.6	56.6	30.3
Elaborated and processed products	2,849.1	2,276.7	1,890.7
Milk	188.6	101.0	—
Other sales	213.6	169.1	241.4
	3,482.3	2,793.0	2,312.5
Exports
Poultry	1,858.2	1,326.7	1,651.0
Pork/Beef	528.4	568.4	578.4
Elaborated and processed	764.5	521.6	601.6
Other sales	—	—	1.7
	3,151.1	2,416.7	2,832.7
	6,633.4	5,209.7	5,145.2

Operational income before financial expenses and other:

	2007	2006	2005
Domestic market	262.3	160.2	189.4
Exports	241.6	31.2	357.9
	503.9	191.4	547.3

The following table presents export net sales by geographic region:

	2007	2006	2005
Europe	905.6	666.8	798.4
Far East	795.1	619.4	736.3
Middle East	721.6	509.7	523.2
Eurasia (including Russia)	501.3	433.0	610.9
Americas / Africa	227.4	187.8	163.9
	3,151.0	2,416.7	2,832.7

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

21.3.3.           Intangible assets

Following is a summary of the Company’s intangible assets under US GAAP:

	2007	2006
Trademarks (a)	114.3	23.1
Supplier relationship	8.7	4.6
Customer relationship (b)	34.4	—
Commercial distributor relationship (c)	37.1	3.4
	194.5	31.1
Accumulated amortization	(5.2)	(2.1)
	189.3	29.0

(a)	This increase in 2007 resulted from the margarine business and Batávia 49% acquisitions.
(b)	The amount relates to the fair market value of customer relationship of the margarine business acquisition.
(c)	The increase in 2007 resulted from the Batávia 49% acquisition.

The amortization expense for intangible assets amounted to R$5.2, R$2.1 and R$0.0 in 2007, 2006 and 2005, respectively. Trademarks have indetermined useful life and are subject to impartiment test annually.

The following table summarizes as of December 31, 2007, the estimated aggregate amortization expense for each of the five succeding fiscal years:

2008	19.2
2009	16.9
2010	15.3
2011	15.3
2012	15.3
2013 onwards	107.3
189.3

21.3.4.           Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

Under US GAAP, SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income items that include charges or credits directly to equity which are not the result of transactions with owners. For Perdigão, the only component of other comprehensive income is the unrealized gains on available for sale securities, net of tax.

See the statement of comprehensive income in Note 21.4.3.

21.3.5.           Earnings per Share

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the period.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

Under US GAAP, in accordance with SFAS No. 128, “Earnings per Share”, the earnings per share disclosure in the income statements is required for public companies. A dual presentation is required: basic earnings per share and diluted earnings per share. Computation of earnings per share data is based on the weighted average number of shares outstanding during each period presented. Earnings per share includes, in 2006, an adjustment to net income related to changes in the carrying value of the put option granted to minority shareholders of Batávia. Such changes in redemption value are treated as a deemed dividend. The effects of certain transactions, such as share splits and share dividends, are reflected retroactively.

21.3.6.           US GAAP adjustments relating to investment accounted for using the equity method

As discussed in Note 1 a, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s principal investment accounted for using proportional consolidation is UP Alimentos Ltda which was created on August 1, 2007.

Under US GAAP, proportional consolidation is not allowed. This is a presentational difference only and does not affect net income or shareholders’ equity as determined under US GAAP. For US GAAP reconciliation purposes, investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for 2007 presentation. Joint ventures are usually accounted for following the equity method of accounting.  The effects of the adjustments relating to investment in UP Alimentos Ltda. accounted for using the equity method in 2007 were a reduction of R$1.4 in current assets and current liabilities; a reduction of R$0.7 in net sales and a reduction of R$0.4 in gross profit.

21.3.7.           Long-lived assets

In accordance with FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value.  Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

21.3.8.           Recently issued accounting pronouncements under US GAAP

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. These statements will only impact

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

Perdigão’s financial statements in the event of a business combination on or after December 31, 2008.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities , requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This standard permits an entity to irrevocably choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect significant impacts on its consolidated financial statements upon the adoption of this statement..

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years and interim periods within those years beginning after November 15, 2007. In February 2008, the FASB approved FSP FAS 157-2, effective date of FASB Statement No. 157, which grants a one year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The Company does not expect significant impacts on its consolidated financial statements upon the adoption of this statement.

21.3.9.           Recently adopted accounting pronouncements under US GAAP

Effective January 31, 2007 for purposes of US GAAP reconciliation and presentation, the Company began applying the FASB Emerging Issues Task Force (“EITF”) No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)”. EITF No. 06-3 provides criteria to determine whether various non-income taxes assessed by governmental authorities should be presented gross or net in an entity’s income statements. EITF No. 06-3 did not have a material impact on the Company’s financial statements.

Effective January 1, 2007 for purposes of US GAAP reconciliation and presentation, the Company adopted the provisions of FIN 48.  FIN 48 addresses the accounting for uncertainty

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return.  FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure.  See note  21.1 k for the impact of adopting FIN 48 on the Company’s results of operations and financial position for US GAAP presentation.

21.4.                     US GAAP condensed financial information

Based on the reconciling items and discussion above, the Company´s consolidated balance sheets, income statements and statements of changes in shareholders´equity have been recast in condensed format and in accordance with US GAAP, as follows:

21.4.1.           Condensed balance sheets under US GAAP

	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	1,108.0	336.6
Marketable securities	665.6	783.9
Trade accounts receivable, net	803.1	701.6
Inventories	864.7	643.1
Other assets	324.8	286.7
	3,766.2	2,751.9
Non-Current Assets:
Marketable securities	64.8	84.5
Other assets	126.5	118.0
Intangible assets	189.3	29.0
Property, plant and equipment	2,266.0	1,715.6
Pre-operating expenses and software development	28.7	35.9
Goodwill	54.2	55.9
	2,729.5	2,038.9

Total Assets	6,495.7	4,790.8

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

	2007	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	1,044.7	536.7
Derivative financial instruments	5.5	11.3
Trade accounts payable	574.5	486.6
Other liabilities	313.6	213.8
	1,938.3	1,248.4
Non-current Liabilities:
Long-term debt	1,206.2	1,282.0
Provision for contingencies	106.2	95.1
Other	86.0	36.5
	1,398.4	1,413.6
Total Liabilities	3,336.7	2,662.0

Minority Interest	—	62.0

Shareholders’ Equity	3,159.0	2,066.8

Total Liabilities, Minority Interest and Shareholders’ Equity	6,495.7	4,790.8

21.4.2.           Condensed income statements under US GAAP

	2007	2006	2005
Net sales	6,632.7	5,209.8	5,145.2
Cost of sales	(4,811.5)	(3,878.1)	(3,693.9)
Gross profit	1,821.2	1,331.7	1,451.3

Operating expenses:
Selling, general and administrative expenses	(1,401.3)	(1,157.5)	(939.7)
Other operating expenses, net	17.2	21.7	(12.1)
	(1,384.1)	(1,135.8)	(951.8)
Operating income	437.1	195.9	499.5

Non-operating income:
Financial expenses, net	(73.7)	(107.5)	(83.1)
Income before income taxes and minority interest	363.4	88.4	416.4
Income tax benefit (expense)	(60.4)	60.7	(59.9)
Minority interest	10.0	(7.3)	—
Net income	313.0	141.8	356.5

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

21.4.3.           Statements of comprehensive income under US GAAP

	2007	2006	2005
Net income	313.0	141.8	356.5
Unrealized gains on securities available for sale, net of income tax effects	(2.0)	1.4	(3.7)
Comprehensive income	311.0	143.2	352.8

21.4.4.           Condensed statements of changes in shareholders´equity under US GAAP

	2007	2006	2005
At beginning of the year	2,066.8	1,196.1	950.9
Comprehensive income	311.0	143.2	352.8
Capital increase, net of related costs of R$19.6 and R$22.7 in 2007 and 2006, respectively	880.4	777.2	—
Dividends and interest attributed to shareholders’ equity	(103.9)	(45.0)	(107.6)
Deemed dividend	4.7	(4.7)	—
At end of the year	3,159.0	2,066.8	1,196.1

22. SUBSEQUENT EVENTS

(i) Eleva’s merger

On April 11, 2008, the management of Perdigão and Eleva signed the Protocol of the Merger of Eleva into Perdigão, disclosed as a relevant event, with the purpose of simplifying the corporate structure of the Company.

(ii) Cotochés acquisition

On April, 2, 2008 the Company, on behalf of its subsidiary Perdigão Agroindustrial S.A., concluded the acquisition of 100% of the representative quotes of capital stock of the company Maroca & Russo Indústria e Comércio Ltda. (Cotochés), a company in the dairy processed products segment in the state of Minas Gerais for R$ 54,0, as well as the assignment of debt worth R$ 15.0.

The preliminary goodwill is R$ 41.4 under BR GAAP and is subject to the conclusion of the due diligence process. The Company expects to conclude the goodwill amount by the end of June 2008.

(iii) Eleva acquisition

On January 02, 2008, the Company concluded the first phase of the Eleva acquisition, through the acquisition of 23,170,156 shares of Eleva from the controlling shareholders, corresponding to 46.00% of their interest and to 35.74% of the voting and total capital, for R$598.9.

On February 19, 2008, the Company, acquired 6,350,180 shares from the minority shareholders of Eleva for R$165.9.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

On February 21, 2008, the Company completed the acquisition process of Eleva exchanging its shares for Eleva’s shares in the proportion of 1.74308855 shares of Eleva to 1 (one) share of Perdigão.  With the conclusion of this transaction, Perdigão acquired the control of Eleva, which became a wholly owned subsidiary of Perdigão.

The total amount of the shares issued was 20,256,751, for the issuance price of R$45.00 (forty five reais), resulting in a capital increase of R$911.6.

(iv) Plusfood acquisition

On January 02, 2008, the Company, through its subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood Groep BV (“Plusfood”) from Cebeco Groep BV (“Cebeco”).  The amount paid was R$44.7 (EUR17.1), which represents the total amount of EUR31.2 less the net debt of Plusfood calculated on the closing date, in the amount of EUR14.1.  The amount paid will be adjusted if differences between the preliminary and final audited balance sheet are identified.

(v) Public offering of shares

On January 11, 2008, the lead underwriter (Banco de Investimentos Credit Suisse – Brasil - S.A.) partially exercised the greenshoe option granted by the Company during the public offering of shares of an additional lot of 744,200 shares, for the purpose of meeting the excess demand identified during the course of the offering, at the price of R$45.00 (forty five reais) per share.  The exercise resulted in an increase of the Company’s capital of R$33.5.

(vi) Modification to the Brazilian Corporate Law

On December 28, 2007, Law No. 11.638 was published in the Official Federal Gazette amending various provisions of Law No.6,404 (Brazilian Corporate Law). These amendments came into effect on January 1, 2008.

The  amendments have the primary objective of approximate accounting practices adopted in Brazil to the International Financial Reporting Standards - IFRS. The amendments introduced by the new law will impact the financial statements for the year started in January 2008, and some of these changes will yet have to be regulated by the CVM, which should issue its regulations in line with the International Standard Accounting Board – IASB rules.

Amongst the main amendments are the requirement of presentation of the Statement of Cash Flows (note 17) and the Statements of Value Added, which are already presented by the Company in its statutory financial statements.

The following amendments of the new law have been assessed by our management as the ones that may modify the presentation of our financial statements and the criteria for determination of our financial position and income as from the year ending 2008:

•                  Permanent assets will now include intangible assets, which will include goodwill. Deferred charges will be comprised of only pre operational expenses and restructuring costs;

•                  Within shareholders’ equity, the account “equity evaluation adjustments” was created, to record the increases and decreases on market value  principally of certain financial instruments and foreign currency adjustments of investments in subsidiaries abroad, when the functional currency is different from that of the parent company;

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

(in millions of Brazilian Reais, unless otherwise stated)

•                  “Available-for-sale” or “Held-for-Trading” financial instruments will be valued at market value. All other financial instruments will be  valued at the lower of cost or market;

•                  Assets and liabilities arising from non-current operations, as well as significant current operations, will be adjusted to their present value;

•                  The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically assessed for impairment;

•                  In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value; and

•                  Certain tax incentives will no longer be recorded to capital reserves, but rather to income for the period.  The amount of these tax incentives credited to income may be allocated to formation of tax incentive reserves, with the possible  exclusion of such amount from the mandatory dividends base.

At this point, it has not been possible to determine what would have been the effects of these amendments on the income statement or shareholders’ equity as of and for the year ended December 31, 2007.