Form 20-F
period 2008-12-31
PERDIGAO SA
filed 2009-06-30
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-15148
PERDIGÃO S.A.
(Exact Name of Registrant as Specified in its Charter)
N/A
(Translation of Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of Incorporation or Organization)
760 Av. Escola Politécnica, Jaguaré 05350-901 São Paulo — SP, Brazil
(Address of Principal Executive Offices)
Leopoldo Viriato Saboya, Chief Financial Officer and Investor Relations Officer
Tel. 011-5511-3718-5301, Fax 011-5511-5297
760 Av. Escola Politécnica, Jaguaré 05350-901 São Paulo — SP, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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

At December 31, 2008	206,527,618 shares of common stock
     Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant was submitted electronically and posted on its corporate website, if any, every interactive data filed required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the proceeding 12 months (or for such other period that the registrant was required to submit and post such files) Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐ Item 18 ☑.
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes ☐ No ☑

 i

PART I
INTRODUCTION
     Unless otherwise indicated, all references herein (1) to the “Company”, to “we” or to “Perdigão” are references to Perdigão S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries, (2) to “Sadia” are references to Sadia S.A., a corporation organized under the laws of Brazil and its consolidated subsidiaries and (3) to “common shares” refer to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.
Overview
     We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 2,500 stock-keeping units, or “SKUs,” which we distribute to customers in Brazil and in more than 110 other countries. Our products currently include:
•	frozen whole and cut chickens;

•	frozen pork cuts and beef cuts;

•	processed food products, such as the following:
•	marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•	specialty meats, such as sausages, ham products, bologna, frankfurters, salamis, bacon and other smoked products;

•	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

•	frozen prepared entrees, such as lasagnas and pizzas, as well as other frozen foods, including vegetables, cheese bread and pies;

•	dairy products, such as cheeses, powdered milk and yogurts;

•	juices, soy milk and soy juices; and

•	margarine;
•	milk; and

•	soy meal and refined soy flour, as well as animal feed.
     In the domestic market, the Company operates under such brand names as Perdigão, Chester®, Batavo, Elegê and Turma da Mônica (under license), which are among the most recognized brands in Brazil. In August 2007, we acquired from Unilever Brazil Ltda., or “Unilever,” the Doriana, Delicata and Claybom brands, which are used for our margarine products. We have also formed a joint venture with Unilever to manage the Becel and Becel ProActiv branded margarine products and identify other business opportunities. We also have well-established brands in foreign markets, such as Perdix, which is used in most of our export markets; Fazenda, in Russia; and Borella, in Saudi Arabia.

     We are a leading producer in Brazil of specialty meats (market share of approximately 25.7% from January to December 2008), frozen processed meats (market share of approximately 35.5% from December 2007 to November 2008), dairy processed products (market share of approximately 14.0% from December 2007 to November 2008) and margarines (market share of approximately 18.0% from December 2007 to November 2008), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A. We also sell our frozen poultry, pork and beef products in the domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 28 distribution centers. We operate 25 meat processing plants, 21 of which are owned (one is under construction and four are owned by third parties but process meat for us according to our directions), 23 hatcheries of which 21 are owned, 13 animal feed mills, 15 dairy processing plants of which 10 are owned (two are under construction) and five are owned by third parties, a margarine processing plant (through a joint venture with Unilever), 13 milk collecting centers and one soybean processing plant.
     We are the second largest Brazilian exporter of poultry products, based on export sales volumes in 2008, according to the Brazilian Chicken Producers and Exporters Association (Associação Brasileira de Produtores e Exportadores de Frango), or “ABEF,” and are among the largest such exporters in the world. We are also the leading Brazilian exporter of pork products, based on export sales volumes in 2008, according to the Brazilian Pork Industry and Exporter Association (Associação Brasileira de Indústria Produtora e Exportadora de Carne Suína), or “ABIPECS.”
     We export primarily to distributors, the institutional market, which includes restaurants and food service chains, and to food processing companies. In 2008 and the three months ended March 31, 2009, our exports accounted for 43.7% and 42.9%, respectively, of our total net sales. We export to more than 2,000 clients, with customers in Europe accounting for 22.2% and 22.1% of our export net sales in 2008 and the three months ended March 31, 2009, respectively; the Far East, 22.9% and 22.0%, respectively; Eurasia (including Russia), 14.6% and 10.9%, respectively; the Middle East, 25.6% and 30.4%; Americas, Africa and other regions, 14.7% and 14.6%, respectively. No single client represented more than 2.6% of our net sales in 2008 and 2.5% in the three months ended March 31, 2009.
     In the milk and dairy product sector of the food industry, we are a leader in sales of ultra-heat treatment, or “UHT,” milk in Brazil, with a 17.2% market share, based on volumes of sales from January to December 2008, according to the A.C. Nielsen do Brasil S.A. As of December 2008, we had an 8.5% market share of the Brazilian production of powdered milk, according to the U.S. Department of Agriculture, or “USDA.”
     On February 21, 2008, we completed the acquisition of Eleva Alimentos S.A., or “Eleva”, a Brazilian company in the food industry, with a focus on milk, dairy products, poultry, pork and processed food products, for a purchase price of approximately R$1.7 billion, of which R$764.6 million was paid in cash to the controlling and non-controlling shareholders of Eleva and R$911.6 million was paid through the exchange of shares of Eleva for shares of Perdigão. By acquiring Eleva, we expanded our portfolio of milk and dairy products, which also includes powdered milk and cheeses, and we expanded our production of chickens, pork and processed food products.
     On April 2, 2008, we, through our subsidiary, Perdigão Agroindustrial S.A, acquired 100% of the share capital of Maroca e Russo Indústria e Comércio Ltda. (Cotochés), a regional leader in our industry in the State of Minas Gerais, for R$51.0 million and the assumption of R$15.0 million in debt.
     Internationally, we also continued to grow through the acquisition of Plusfood Groep B.V., or “Plusfood,” a manufacturer of poultry and beef-based processed and convenience food products in the European market, which has enabled us to diversify our operations in Europe into processed and chilled products. On January 2, 2008, we, through our subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood from Cebeco Groep BV (“Cebeco”). On June 20, 2008, we finalized the determination of goodwill as the final audited balance sheet of Plusfood became available. The final price paid was €16.5 million (price of €31.2 million less net debt of Plusfood as of December 31, 2007).
Proposed Business Combination with Sadia
     On May 19, 2009, we signed a merger agreement with Sadia S.A. that contemplates a business combination of the two companies. In the business combination, our company is to be renamed BRF — Brasil Foods S.A., and Sadia is expected to become our wholly owned subsidiary.

Holders of common shares and preferred shares of Sadia are expected to receive common shares of our company, and holders of American depositary shares representing preferred shares of Sadia are expected to receive American Depositary Shares, or “ADSs”, representing common shares of our company. The proposed transaction is described in more detail under “Item 4. Information on the Company—History and Development of the Company—Proposed Business Combination with Sadia.”
     Combined, we and Sadia export to more than 100 countries, and the business combination is subject to approval by Brazilian and foreign antitrust authorities. The Brazilian and foreign authorities could impose significant conditions to their approvals affecting our operations in those regions, particularly in regions in which we have a significant market share.
Our Industry
     We manage our business to target two markets: the Brazilian domestic market, and the international export markets.
Domestic Market
     Brazil is the fifth largest country in the world, both in terms of land mass and population. As of April 2009, Brazil had an estimated population of 191.5 million people, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” Brazil had a gross domestic product, or “GDP,” of R$2.9 trillion for 2008, representing an 11.2% increase over GDP of R$2.6 trillion for 2007, in each case in nominal terms. GDP per capita increased 4% in 2008 to R$15,240. The global economic crisis that erupted in 2008 significantly affected the Brazilian economy during the fourth quarter of 2008 and the first quarter of 2009. The Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank,” forecasts that the Brazilian GDP in 2009 will decrease 0.71% compared to 2008. The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” published by the IBGE, was 4.5% in 2007 and 5.9% in 2008, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.
     Brazil is a large consumer of meat, with per capita meat consumption of 87.8 kilograms in 2008, according to the USDA. However, demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products.
     According to the USDA, Brazil is the world’s sixth largest producer, exporter and consumer of milk, with 28.9 million tons of milk produced in 2008. The USDA projects a 5% growth in Brazilian production for 2009.
Export Markets
     The global trade in poultry, pork and beef products has been growing in recent years, according to the USDA, and meat imports by the major consuming countries continue to grow. In 2008, due to global economic growth in the prior years, Brazilian exports of meat (chicken, pork and beef) reached the highest level in years, totaling 5.5 million tons, 0.9% higher than 2007 external sales, according to the ABEF, ABIPECS, Brazilian Beef Exporters Association (Associação Brasileira das Indústrias Exportadoras de Carne), or “ABIEC,” and the Brazilian Bureau of Foreign Commerce (Secretaria de Comércio Exterior), or “SECEX”, although the global trade in these products has been negatively affected by the global economic crisis. We believe that sales of poultry, pork and beef products will continue to expand over the long term.
     Brazil has become a leading participant in export markets on a global basis because of natural competitive advantages, including low animal feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

     Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry, and frozen pork and beef cuts. These products, which are similar to commodities in nature, continue to account for a substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we will sell higher volumes of frozen whole and cut poultry and frozen pork and beef cuts, and increasingly more substantial volumes of processed food products.
Forward-Looking Statements
     This Annual Report on Form 20-F contains statements that constitute forward-looking statements. Those statements appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisition or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iii) health risks related to the food industry, (iv) the risk of outbreak of animal diseases, in particular avian influenza and swine flu, (v) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vi) strong international and domestic competition, (vii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (viii) the declaration or payment of dividends, (ix) the direction and future operation of the Company, (x) the implementation of the Company’s financing strategy and capital expenditure plans, (xi) the factors or trends affecting the Company’s financial condition or results of operations and (xii) other factors identified or discussed under “Item 3. Key Information—D. Risk Factors.” Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements. The accompanying information contained in this Annual Report, including without limitation the other information set forth under the heading “Item 5. Operating and Financial Review and Prospects” identifies important factors that could cause such differences.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data
     The following summary financial data (not including the operating data) at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have been derived from our consolidated financial statements included in this Annual Report. The summary financial data at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from our consolidated financial statements that are not included in this Annual Report.
     Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP,” which differ in significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.” For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 24 to our audited consolidated financial statements.

     The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	2008	2007	2006	2005	2004
	(in millions of reais,except per share and per ADS amounts and share numbers)
Income Statement Data
Brazilian GAAP
Net sales	11,393.0	6,633.4	5,209.8	5,145.2	4,883.3
Cost of sales	(8,634.1)	(4,760.1)	(3,865.7)	(3,685.9)	(3,532.4)

Gross profit	2,758.9	1,873.3	1,344.1	1,459.3	1,350.9
Operating expenses:
Selling expenses	(1,891.1)	(1,279.0)	(1,070.8)	(845.6)	(790.8)
General and administrative expenses	(140.4)	(76.9)	(72.3)	(56.9)	(54.1)
Management compensation	(18.8)	(13.5)	(9.6)	(9.5)	(7.7)

	(2,050.3)	(1,369.4)	(1,152.7)	(912.0)	852.6
Operating income before financial expenses and other	708.6	503.9	191.4	547.3	498.3
Financial expenses, net	(630.3)	(105.4)	(129.3)	(82.7)	(117.8)
Other operating (expenses) income, net(1)	(261.9)	(14.7)	12.2	(13.4)	(12.1)
(Loss) Income before taxes, profit sharing and participation of non-controlling shareholders	(183.6)	383.8	74.3	451.1	368.4

Income and social contribution taxes benefit (expense)	255.3	(32.1)	61.6	(62.5)	(47.3)
Employees’ profit sharing	(13.5)	(24.6)	(9.9)	(22.8)	(19.1)
Management profit sharing	(3.4)	(2.6)	(1.6)	(4.8)	(6.4)
Non-controlling shareholders	(0.4)	(3.2)	(7.1)	—	—

Net income	54.4	321.3	117.3	361.0	295.6

Earnings per share(2)	0.263	1.732	0.707	8.109	6.643
Dividends per share(3)	0.369	0.540	0.212	2.433	1.993
Dividends per ADS(3)	0.738	1.077	0.424	4.866	3.986
Dividends per ADS (in U.S. dollars)	0.316	0.608	0.198	2.079	1.502
Average shares outstanding (in millions) (5)	206.5	185.5	165.5	44.5	44.5

U.S. GAAP
Net sales	11,357.2	6,632.7	5,209.8	5,145.2	4,883.3
Net income	(89.7)	313.0	141.8	356.5	292.2
Basic and diluted earnings per share(2) (4)	(0.44)	1.8728	0.9873	2.6697	2.1884
Basic and diluted earnings per ADS(4)	(0.88)	3.7440	1.9746	5.3394	4.3768

	2008	2007	2006	2005	2004
	(in millions of reais,except as otherwise indicated)
Balance Sheet Data
Brazilian GAAP
Cash, cash equivalents and marketable securities	1,976.0	1,773.6	1,120.5	817.7	263.6
Trade accounts receivable, net	1,378.0	803.9	701.6	555.7	524.4
Inventories	1,689.0	865.1	643.2	558.7	509.0
Other assets	942.1	325.6	286.3	169.1	175.5

Total current assets	5,985.1	3,768.2	2,751.6	2,101.2	1,472.5
Marketable securities	0.2	63.3	80.0	91.6	134.0
Investments	1.0	1.0	1.0	15.6	0.4
Property, plant and equipment	2,918.5	2,136.9	1,663.8	1,194.2	990.1
Intangibles	1,545.7	269.5	84.5	0.0	0.0
Deferred assets	172.1	113.4	89.8	93.8	76.5
Other assets	596.9	191.0	158.7	128.6	120.2

Total assets	11,219.5	6,543.3	4,829.4	3,625.0	2,793.7

Short-term debt	1,646.4	1,051.8	547.0	548.7	706.8
Trade accounts payable	1,083.4	575.6	486.6	332.6	327.1
Other current liabilities	351.1	313.8	218.0	248.6	202.0

Total current liabilities	3,080.9	1,941.2	1,251.6	1,129.9	1,235.9
Long-term debt	3,719.7	1,214.1	1,287.1	1,125.4	464.7
Other liabilities	307.6	162.0	146.8	146.9	123.0
Non-controlling shareholders	0.7	—	39.0	—	—
Shareholders’ equity	4,110.6	3,226.0	2,104.9	1,222.8	970.1

Total liabilities and shareholders’ equity	11,219.5	6,543.3	4,829.4	3,625.0	2,793.7

U.S. GAAP
Total assets	11,354.4	6,495.7	4,790.8	3,572.0	2,768.2
Property, plant and equipment	3,176.3	2,294.7	1,658.0	1,145.9	942.6
Long-term debt	3,715.5	1,206.2	1,282.0	1,124.5	464.7
Shareholders’ equity	3,973.4	3,159.0	2,066.8	1,196.1	950.9

	2008	2007	2006	2005	2004
Operating Data
Poultry slaughtered (million heads per year)	879.8	627.3	547.4	487.1	444.9
Hogs/beef slaughtered (thousand heads per year)	4,713.0	3,775.0	3,656.0	3,570.0	2,750.0
Total sales of meat and other processed products ( thousand tons per year)	3,162.9	1,812.5	1,350.4	1,141.3	993.0
Milk collected from producers (millions of liters)	1,605.6	247.0	147.9	—	—
Employees (at year end)	59,008	44,752	39,048	31,406	27,951

(1)	For comparability purposes, non-operating results for 2004, 2005, 2006 and 2007 were reclassified to other operating (expenses) income, net.

(2)	Earnings (loss) per share, or “EPS,” is computed under Brazilian GAAP based on the outstanding shares at the end of each period. Under U.S. GAAP, EPS is calculated based on weighted average shares outstanding over the period. For U.S. GAAP purposes, in all years presented, basic EPS is equal to diluted EPS.

(3)	Dividends are calculated based on net income determined in accordance with Brazilian GAAP and adjusted in accordance with the Brazilian Corporation Law. Each ADS represents two common shares.

(4)	For U.S. GAAP purposes only, all historical periods are presented reflecting the three-for-one share split that became effective on April 12, 2006.

(5)	Includes common shares represented by ADSs.
Exchange Rates
     Until March 4, 2005, there were two legal foreign exchange markets in Brazil: the commercial rate exchange market, or the “Commercial Market”; and the floating rate exchange market, or the “Floating Market.” The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank. The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.
     On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including (1) the unification of the foreign exchange markets into a single exchange market, (2) the easing of several rules for acquisition of foreign currency by Brazilian residents and (3) the extension of the term for converting foreign currency derived from Brazilian exports. The Central Bank may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).
     Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. In 2005, 2006 and 2007, however, on average the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 16.3%, respectively. In 2008, the real depreciated against the U.S. dollar by 31.9%. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market has continued to be volatile in 2009 and may continue to be volatile in the future.
     The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented. The numbers in the “Period End” column are the quotes for the exchange rate as of the last business day of the period in question.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1556	1.8389	2.2002	1.7713
2008	2.5004	1.5593	1.8375	2.3370

	Reais per U.S. Dollar
Month	High	Low
January 2009	2.3803	2.1889
February 2009	2.3916	2.2446
March 2009	2.4218	2.2375
April 2009	2.2899	2.1699
May 2009	2.1476	1.9730
June 2009 (through June 19, 2009)	1.9780	1.9300

Source: Central Bank / Bloomberg
B. Capitalization and indebtedness
Not applicable.
C. Reasons for the offer and use of proceeds
Not applicable.
D. Risk Factors
Risk Relating to Our Business and Industry
The global economic crisis is adversely affecting our business and financial performance.
     Our business has been materially affected by the global economic crisis in 2008 and 2009, which has increased volatility in our markets and contributed to the net losses we recorded in the fourth quarter of 2008 and the first quarter of 2009. We have been affected in a number of ways, including the following:
•	Increases in prices for our commodity raw materials, such as corn and soybeans, through the first three quarters of 2008, which we could not pass on through selling prices.

•	Because as the global economic crisis affected demand, we were forced to decrease selling prices, particularly in our export markets.

•	Negative macroeconomic trends in our domestic market starting in the fourth quarter of 2008 as the global economic crisis began to affect the Brazilian economy and domestic consumer confidence.

•	We announced a 20% cut in meat production for export for the first quarter of 2009 due to weak demand in our export markets. Temporary shutdowns of production of some facilities have adversely affected our margins.

•	The Brazilian real depreciated 22% against the U.S. dollar in the fourth quarter of 2008 compared to the third quarter of 2008, reflecting uncertainty regarding the effect of the global economic crisis on Brazil and other emerging market economies. This devaluation in the real caused us to incur net foreign exchange variation expenses (recorded as part of our net financial expenses) of R$416.0 million in 2008, of which R$318.0 million was attributable to the fourth quarter of 2008.

•	Uncertainties engendered by the crisis and the challenges of managing inventories, accounts receivable, accounts payable and other items required us to reinforce our working capital, leading to a 66% increase in our total debt to R$5.4 billion as of March 31, 2009, compared to R$3.3 billion as of March 31, 2008, including R$1.8 billion of short-term debt.

     The above and other factors described below and in “Item 5. Operating and Financial Review and Prospects” caused us to record a net loss of R$20.1 million for the fourth quarter of 2008 and a net loss of R$226.0 million for the first quarter of 2009. Although we seek to manage our selling prices and production costs, volumes, inventories and working capital through the global economic crisis, we cannot predict when demand will return to historical levels or whether the global economic crisis will have any long-term effects on consumer confidence, selling prices and production costs, demand for particular types of products, volatility of raw material prices or the equilibrium between our domestic and export markets. These factors may therefore continue to adversely affect our business, results of operations and the market price of our common shares and ADSs.
Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.
     Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, even in the absence of a global economic crisis, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected.
     The events of the 2008, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2008, the average corn price on the Chicago Board of Trade (CBOT) was 42.2% higher than the average price in 2007. Soybean prices also increased by 40.5% in 2008. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and the first quarter of 2009, which adversely affected our financial performance in those periods.
Health risks related to the food industry could adversely affect our ability to sell our products.
     We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.
     Our sales are dependent on consumer preferences, and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products. Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products). However, our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.
     Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease, (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below) and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.
     Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008 only. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.
Our pork business in our Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza, also called “swine flu.”
     In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. In April 2009, the analysis of samples collected in cases of flu symptoms by the U.S. and Mexican governments identified a new subtype of the Influenza A(H1N1) virus, classified as “A/CALIFORNIA/04/2009,” which had not been previously detected in humans or swine. Influenza A(H1N1) is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the World Health Organization, or “WHO,” there is no relation between those infected with Influenza A(H1N1) and contact with persons living near swine or the consumption of pork and pork-derived products.
     More than 11,000 cases and over 100 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but, as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Even so, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada.

     To date, Brazil has a number of documented cases of A(H1N1) influenza. A significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. In addition, any outbreak of A(H1N1) influenza in Brazil could lead to restrictions on the export of some of our products to key export markets.
     Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.
Our poultry business in Brazilian and export markets could be negatively affected by avian influenza.
     Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.
     From January 1, 2003 to December 31, 2008, there have been over 424 confirmed human cases of avian influenza and over 261 deaths, according to the WHO, with an increased number of deaths each year since 2003. Various countries in Asia, the Middle East and Africa reported human cases in 2006, 2007 and 2008, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2008, 44 cases were reported worldwide, with 33 deaths, according to the WHO.
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
     Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.
More stringent trade barriers in key export markets may negatively affect our results of operations.
     Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas on Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. For example, a delay in allocating quotas for poultry products in Russia in the first half of 2006 resulted in a significant decline in our sales volumes of poultry products to Russia during that period. The Ukraine also restricted pork imports for the retail market, on which higher taxes were levied for a period through December 2008. More recently, in March 2009, the Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil. We were asked to answer a questionnaire from the Ministry of Economy of the Ukraine in connection with the investigation. If the Ukrainian authorities decide to apply anti-dumping measures, these actions could affect our exports to this country.

     The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. In addition, the European Union has a ban on certain types of Brazilian beef that affects sales of fresh premium cuts and some frozen hindquarter cuts. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of our products. In addition, local producers in a specific market sometimes exert political pressure on their governments to prevent foreign producers from exporting to their market.
     Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.
We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.
     We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers, such as Sadia, that have the ability to produce quality products at low cost, as well as with foreign producers. In the Brazilian milk and dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda. — Indústria de Alimentos and Itambé Ltda. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.
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
     Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.
Our export sales are subject to a broad range of risks associated with international operations.
     Export sales account for a significant portion of our net sales, representing 42.9% of our total net sales in March 31, 2009, 43.7% of our total net sales in 2008 and 47.5% of our total net sales in 2007. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia), and the Far East (particularly Japan and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

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
     The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.
Our export sales are highly dependent on conditions at a small number of ports in southern Brazil.
     We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in 2005 and in the third quarter of 2007, Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.
     In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.
Environmental laws and regulations require increasing expenditures for compliance.
     We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or current.
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
     Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If any these environmental licenses expire and are not renewed, or have their solicitation of renewal dismissed by the competent environmental authority, we may incur in administrative penalties, such as a fine ranging between R$500 and R$10 million, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us.

Acquisitions may divert management resources or prove to be disruptive to our company.
     We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years, as described under “Item 4. Information on the Company—History and Development of the Company—Recent Acquisitions and Investments.” Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.
     In recent years, the size of our acquisitions has increased significantly, which has increased the magnitude of the challenges described above. In 2008, we completed three acquisitions for an aggregate purchase price of R$1.8 billion, consisting primarily of our acquisitions of Eleva (complementing our dairy product and meat businesses), Plusfood (providing meat processing capabilities in Europe) and Cotochés (adding to the scope of our dairy products business), compared to four acquisitions for an aggregate purchase price of R$348.0 million in 2007. We recently announced a business combination with Sadia, which poses specific risks and challenges discussed under “—Risks Relating to the Proposed Sadia Transaction.”
We are influenced by a group of shareholders that control a significant percentage of our common shares.
     Currently, five pension funds hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The pension funds owned 35.01% of our total capital on May 31, 2009. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.
     As a result, these shareholders have, and will continue to have, the power to influence significantly the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares. Some of our major shareholders are also shareholders of Sadia. See “—Risks Relating to the Proposed Sadia Transaction.”
Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.
     We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third-parties. See “Item 4. Information on the Company—B. Business Overview—Production Process.” If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses. Even in cases in which we have recorded reserves on our balance sheet to cover potential losses, any obligation to pay amounts in these proceedings would have an effect on our cash position. Unfavorable decisions in these proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations. In addition, Eleva is subject to civil, labor and tax proceedings.

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
Damages not covered by our insurance might result in losses for us, which could have an adverse effect on our business.
     As is usual in our business, our plants, distribution centers, transports, among others are insured. However, certain kinds of losses cannot be insured. If an event that cannot be insured occurs, the investment made by the Company may be lost. In addition, we can be held judicially liable for any indemnification payments to potential victims in such events.
Risks Relating to the Proposed Sadia Transaction
Our proposed business combination with Sadia is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.
     On May 19, 2009, we signed a merger agreement with Sadia that contemplates a business combination between us and Sadia. In the business combination, our company is to be renamed BRF — Brasil Foods S.A., and Sadia is expected to become our wholly owned subsidiary. Holders of common shares and preferred shares of Sadia are expected to receive common shares of our company, and holders of ADSs representing preferred shares of Sadia are expected to receive ADSs representing common shares of our company. The transaction is described in more detail under “Item 4. Information on the Company—History and Development of the Company—Proposed Business Combination with Sadia.”
     In accordance with Brazilian law, we and Sadia submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian Conselho Administrativo de Defesa Econômica (the Brazilian government agency with antitrust decision making authority, or “CADE”) on June 8, 2009. After an analysis by the Secretaria de Acompanhamento Econômico (the Economic Policy Bureau of the Ministry of the Treasury, or “SEAE”) and the Secretaria de Direito Econômico (the Economic Law Office of the Ministry of Justice, or “SDE”), the CADE will determine whether the business combination negatively impacts consumer conditions in the relevant markets in which we and Sadia compete or whether they would negatively affect consumers. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision. However, the CADE may ask the parties to sign, and the parties have initiated negotiations with the CADE with respect to, an agreement (an Acordo de Preservação da Reversibilidade da Operação, or “Reversibility Agreement”) that requires the parties to keep parts of their businesses separate until a final decision is rendered. If the business combination is approved, it will be retroactive to the date the transaction closed; however, if the business combination is not approved, it will be unwound retroactively to the closing date. As a condition to approving the transaction, the Brazilian antitrust authorities could impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities. Any such conditions could materially adversely affect our financial performance and prospects.
     Combined, we and Sadia export to more than 100 countries, and the business combination is subject to approval by foreign antitrust authorities. Like the Brazilian authorities, those antitrust authorities could impose significant conditions to their approvals affecting our operations in those regions, particularly in regions in which we have a significant market share. Any such conditions could materially adversely affect our export revenues and growth strategy.

Our proposed business combination with Sadia is subject to approvals (in addition to antitrust approvals) as well as other uncertainties.
     Our proposed business combination with Sadia is subject to a number of conditions, in addition to the European antitrust approval described in the preceding risk factor, including the following:
•	the approval by the shareholders of our company of a series of corporate actions, including (1) the change in our company’s name, (2) the change in the location of our headquarters to Itajaí in the State of Santa Catarina, (3) changes in the composition of our board of directors, (4) the increase in our share capital necessary for the issuance of shares in connection with the business combination and related equity financing, and (5) the merger of shares (incorporação de ações) by which a holding company that will hold a controlling interest in Sadia will become a subsidiary of our company; and

•	the approval by the shareholders of Sadia of a number of actions, including (1) the disposition of Concórdia Financeira, (Sadia’s banking and brokerage subsidiary), which will not be included in the combined company and (2) changes to the composition of Sadia’s board of directors.
     If we are unable to obtain the necessary approvals, our proposed business combination with Sadia would not be consummated, and we would be unable recover any costs that we have incurred and will incur in connection with the business combination, nor would we be able to realize its expected benefits.
     In addition, although it is not a condition to the consummation of the business combination, both we and Sadia have agreed to use our best efforts to obtain any necessary waivers and consents from financial institutions under any contracts that contain covenants or events of default that would be triggered by the business combination. A significant portion of our outstanding indebtedness contains provisions that may require prepayment or trigger acceleration due to the transaction. We believe that Sadia had at least R$4.9 billion in aggregate principal amount of outstanding indebtedness containing such provisions as of May 31, 2009, including certain derivative instruments. If we or Sadia are unable to obtain consents under any of this indebtedness, we may find it necessary to refinance that indebtedness, which could significantly increase the costs of the business combination.
We expect to raise equity financing before the completion of the business combination, and if the business combination does not close, we will have complete discretion as to the use of the net proceeds of that financing.
     We have previously announced that we plan to raise equity financing to provide gross proceeds in the amount of approximately R$4.0 billion before the consummation of the transaction. The purpose of this equity financing is to enhance the capital base of the combined company resulting from the combination of our company and Sadia. If we undertake this equity financing, it will not be conditioned upon the consummation of the business combination, and if we do not consummate the business combination, we do not currently have any specific use for the net proceeds of the financing. We may, for example, use the net proceeds to acquire or invest in other businesses or product lines, refinance indebtedness or for other uses. We will have complete discretion as to the use of those proceeds and may use them in ways with which investors do not agree or in ways that do not improve our profitability.
     The proposed equity financing would also lead to significant dilution in the ownership percentages of the current holders of our common shares or ADSs representing our common shares.
     This description of a potential equity offering does not constitute an offer to sell or the solicitation of an offer to buy any securities of our company.

If we complete the business combination, we may not realize the expected benefits of the transaction, in the timeframe anticipated or at all, because of integration or other challenges.
     Achieving the expected benefits of the proposed business combination with Sadia will depend on the timely and efficient integration of the operations, business cultures, marketing practices, branding and personnel of Perdigão and Sadia. This integration may not be completed as quickly as expected, and any failure to effectively integrate the two companies or any delay in that integration could increase our costs, adversely affect our margins, adversely affect our financial condition or have other negative consequences. The challenges involved in the integration include, among others, the following:
•	devising a coherent marketing and branding strategy in our domestic market and our export markets that takes into account the relative strengths of Perdigão’s and Sadia’s marketing and brands in each of those markets and across their many product lines;

•	integrating two of the largest customer distribution networks in Brazil, as well as distribution networks in Perdigão’s and Sadia’s export markets;

•	integrating the extensive production facilities of Perdigão and Sadia in several Brazilian states;

•	the potential loss of key customers of Perdigão or Sadia, or both;

•	the potential loss of key officers of Perdigão or Sadia, or both;

•	distraction of management from the ongoing operations of the company;

•	aligning the standards, processes, procedures and controls of Perdigão and Sadia in the operations of the combined companies; and

•	increasing the scope, geographic diversity and complexity of our operations.
     The proposed business combination with Sadia is significantly larger than any transaction that either we or Sadia has undertaken in the past, and any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of the common shares or ADSs of the combined company.
Sadia’s use of derivative financial instruments has negatively affected its results of operations, especially in a volatile and uncertain market.
     Sadia has used derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of its debt. For the year ended December 31, 2008, Sadia had a net loss of approximately R$2,365.8 million from financial instruments as compared to a net gain of R$191.6 million in 2007. These losses resulted from a variety of factors, including losses related to changes in the fair value of cross-currency swaps, other currency derivatives attributable to the variation of the U.S. dollar against the real. Companies experienced a period of greater volatility in the global financial and securities markets as part of the worsening of the crisis, which started in 2007. The financial crisis significantly and negatively affected the valuation of Sadia’s derivative instruments portfolio, primarily the valuation of foreign exchange options and currency derivatives related to debt. As a result of increased volatility and variation of the real against the U.S. dollar, there were significant changes in the fair value of Sadia’s derivative instruments portfolio, which triggered the need to make deposits in margin accounts with the counterparties and to incur additional indebtedness to make margin deposits or to settle some of these derivative transactions, negatively affecting Sadia’s liquidity. To the extent that any of these factors persist in 2009, Sadia may continue to incur net losses from its derivative financial instruments.
     The current financial crisis, which has continued into 2009, could also negatively affect Sadia’s derivative financial instruments by weakening the creditworthiness and viability of the financial institutions which act as the counterparties to its derivative transactions. The risk of counterparty default is currently higher in light of existing capital market and economic conditions. Reduced liquidity or financial losses resulting from exposure to the risk of counterparties could have a material adverse effect on Sadia’s cash flow and financial condition. The current economic environment could cause Sadia’s counterparties to breach their obligations under Sadia’s contracts with them by failing to pay Sadia amounts that may become due under its derivative contracts or to seek bankruptcy protection. The instability and uncertainty in the financial markets has also made it difficult to assess the risk of counterparties to derivatives contracts. Any of the foregoing could adversely impact Sadia’s business, financial condition and results of operations.

     Furthermore, the fair value of derivative instruments fluctuates over time as a result of the effects of future interest rates, exchange rates and financial market volatility. These values must be analyzed in relation to the fair values of the underlying transactions and as part of our overall exposure to fluctuations in interest rates and foreign exchange rates. Since valuation is imprecise and variable, it is difficult to accurately predict the magnitude of the risk posed by the use of derivative financial instruments going forward and to state with certainty that Sadia will not be negatively affected by its derivative financial positions.
     Derivative financial instruments are generally subject to margin calls in case the threshold set by the counterparties is exceeded. In certain scenarios, the cash required to cover margin calls may be substantial and may reduce the funds available to Sadia for its operations or other capital needs. Some of Sadia’s derivatives contracts have clauses that reduce the threshold amounts after certain pre-defined credit downgrades by the credit agencies. The change in mark-to-market of some of Sadia’s derivative financial instruments is reflected in its income statement introducing volatility in Sadia’s interest net income and related ratios.
Sadia is subject to significant potential liabilities in connection with litigation, which would become potential liabilities of our combined company after the completion of the business combination.
     Sadia’s businesses are subject to regulation under a wide variety of Brazilian, U.S. federal, state and foreign laws, regulations and policies. Sadia, in particular, is subject to a variety of legal proceedings and legal compliance risks. Sadia’s businesses and the industries in which we operate are at times reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Sadia is a party to a wide range of agreements, contracts and joint ventures with other companies, which could potentially result in litigation if the parties cannot find a common understanding on the issues in dispute.
     In the fall of 2008, the real suffered a strong devaluation, including in relation to the U.S. dollar. As a result of such devaluation, it had sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit.
     In addition, on May 15, 2009, Sadia received a letter from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” informing Sadia that the CVM had initiated a preliminary analysis of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. The letter states that the proceeding is still at a preliminary stage, and the CVM has not yet specified which crimes have been committed, or whether any crimes have been committed at all.
     It is not possible to predict whether additional suits will be filed in connection with such derivative losses or what the outcome of any such litigation will be. Although Sadia intends to contest the current lawsuits vigorously, it is possible that there could be unfavorable outcomes in these or other proceedings. At the current stage of the proceedings, it is not possible to determine the probability of loss and/or the amounts involved in any potential loss and the expenses that will be incurred in defending these lawsuits.
     Adverse results in proceedings involving Sadia and/or the incurrence of significant litigation expenses could be material to its business, operations, financial position, profitability or cash flows. If our proposed business combination with Sadia is consummated, Sadia will become our wholly owned subsidiary and we will be subject to any adverse outcomes arising out of proceeedings involving Sadia. Any such adverse results could therefore be material to our business, operations, financial position, profitability or cash flows.

Sadia is subject to significant tax and other potential liabilities in connection with litigation in Brazil, and these would be potential liabilities of our consolidated company after the completion of the business combination.
     Sadia has significant tax and other potential liabilities in connection with litigation in Brazil. As of December 31, 2008, these liabilities included (1) tax proceedings in the aggregate amount of R$1,818.5 million (of which Sadia had recorded provisions for probable losses of R$50.9 million (R$22.6 million of income and social contribution payables and R$28.3 million of other tax proceedings)), (2) civil proceedings in the aggregate amount of R$116.6 million (of which Sadia had recorded provisions for probable losses of R$10.2 million) and (3) labor claims in the aggregate amount of R$67.6 million (of which Sadia had recorded provisions for probable losses of R$28.1 million). The difference between the amounts recorded as provisions for probable losses in each of these categories and the total amounts represent liabilities that Sadia’s management has judged to be possible or remote, and Sadia did not, therefore, record any provision in its financial statements for these contingencies. The losses to Sadia could, therefore, be significantly higher than the amounts for which Sadia has recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against Sadia would have an effect on Sadia’s cash flow if it is required to pay those amounts. Sadia may therefore incur significant losses and expenses defending these lawsuits, which could materially adverse its results of operations and financial condition, and these would be potential liabilities of our consolidated company after the completion of the business combination.
Sadia is more highly leveraged than our company, and if we are unable to refinance a significant portion of its indebtedness in connection with the business combination, we would be subject to the risks associated with a higher level of indebtedness.
     Sadia currently has a substantial amount of debt and may incur more debt in the future. As of December 31, 2008, Sadia had total debt of R$8,844.3 million, of which approximately 42.2% (R$3,729.6 million) was denominated in Brazilian reais and approximately 57.8% (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars). In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet obligations in the aggregate amount of R$537.7 million. If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination transaction, Sadia’s significant level of debt could have important consequences for us, including:
•	requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on its debt, reducing the funds available for our operations or other capital needs;

•	limiting our flexibility in planning for, or reacting to, changes in its business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•	increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•	limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•	placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•	exposing our current and future borrowings made at floating interest rates to increases in interest rates.

Sadia has substantial debt that matures in each of the next several years beyond 2009, and if we are unable to refinance a significant portion of its indebtedness in connection with the business combination, we may not be able to comply with its upcoming payment obligations.
     Sadia currently has a substantial amount of debt and may incur significant additional debt in the future. As of December 31, 2008, it had R$8,844.3 million of total debt, of which approximately 42.2% (R$3,729.6 million) was denominated in Brazilian reais and approximately 57.8% (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars). Of its total debt as of December 31, 2008, approximately 34.4% (R$3,037.8 million) was short-term debt, and approximately 16.1% (R$1,421.8 million) was the current portion of the long-term debt and 49.6% (R$4,384.7 million) was long-term debt. Sadia has a substantial amount of debt maturing in the next several years, including debt with an aggregate principal amount of approximately R$1,125.8 million, R$938.7 million and R$663.7 million maturing in 2010, 2011 and 2012, respectively. In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet obligations in the aggregate amount of R$537.7 million. If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination, we may face difficulties in paying that debt as it matures beyond 2009.
     The global stock and credit markets have recently experienced extreme disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. These factors and the continuing market disruption may have an adverse effect on our and, in particular, Sadia’s ability to refinance future maturities, including a significant portion of its indebtedness in connection with the business combination. Continued uncertainty in the stock and credit markets may also negatively impact our ability to access additional short-term and long-term financing before or after completion of the business combination with Sadia on reasonable terms or at all, which could negatively impact our liquidity and financial condition.
     In addition, Sadia’s credit ratings have recently been downgraded by Standard & Poor’s and by Moody’s. The disruptions in the financial and credit markets also may continue to adversely affect Sadia’s credit ratings. Any further deterioration of Sadia’s credit ratings or creditworthiness might negatively impact the availability of financing to our company following consummation of the business combination and the terms on which we could refinance Sadia’s debt, including the imposition of more restrictive covenants and higher interest rates.
     In the years beyond 2009, if we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination and:
•	the current pressures on credit continue or worsen,

•	Sadia’s operating results worsen significantly,

•	Sadia is unable to complete any necessary divestitures of non-core assets and its cash flow or capital resources prove inadequate, or

•	Sadia is unable to refinance any debt that becomes due, we could face liquidity problems and may not be able to pay our or Sadia’s outstanding debt when due, which could have a material adverse effect on our business and financial condition.
If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination, the terms of Sadia’s indebtedness will impose significant operating and financial restrictions on us.
     The instruments governing Sadia’s consolidated indebtedness impose significant operating and financial restrictions. These restrictions may limit, directly or indirectly, Sadia’s ability, among other things, to undertake the following actions:
•	borrow money;

•	make investments;

•	sell assets, including capital stock of subsidiaries;

•	guarantee indebtedness;

•	enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•	enter into transactions with affiliates;

•	create or assume liens; and

•	engage in mergers or consolidations.
If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination, these restrictions may, among other things:
•	impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of Sadia’s debt;

•	limit our ability to seize attractive growth opportunities for our businesses that are currently unknown, particularly if we are unable to obtain financing or make investments to take advantage of these opportunities.
     Although the covenants to which Sadia is subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of its other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we and Sadia may have insufficient funds to repay in full any such indebtedness.
     In addition, in connection with the entry into new financings or amendments to existing financing arrangements, Sadia and its subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.
The consummation of the business combination with Sadia might result in an event of default, a termination event or a breach of covenants under certain instruments governing a portion of Sadia’s indebtedness.
     Under instruments governing at least R$4.9 billion of Sadia’s indebtedness as of May 31, 2009, including certain derivative financial instruments, the consummation of the business combination with Sadia may result in an event of default, a termination event or a breach of one or more covenants, as applicable. In particular, the consummation of the business combination will result in a change of control of Sadia. As a result, following the announcement of the business combination with Sadia, Sadia has engaged in discussions with its lenders and counterparties under those debt instruments with change of control provisions or other provisions triggered by the transaction in order to seek waivers or consents of those provisions. Sadia may be required to pay a premium or a penalty to its lenders or counterparties in order to receive waivers or consents, or they may be unable to obtain these waivers or consents. If they are unable to obtain such waivers or consents, Sadia may find it necessary to prepay the indebtedness outstanding under those debt instruments. We can give no assurances as to whether any of Sadia’s lenders and/or counterparties under the applicable debt instruments will agree to grant its waiver or consent or that Sadia will otherwise be able to prepay the indebtedness outstanding under such debt instruments.
     If Sadia is unable to obtain all necessary waivers or consents before the consummation of the business combination, we may be required to incur significant expense to obtain them or to prepay or refinance the relevant indebtedness. Our agreement with Sadia requires them to use best efforts to obtain the waivers or consents but does not condition the consummation of the business combination upon Sadia’s ability to obtain them. If we find it necessary to prepay or refinance any indebtedness of Sadia containing change of control or other provisions triggered by the business combination, we may need to obtain financing to enable us to do so, and this could accelerate or exacerbate the risks relating to Sadia’s indebtedness that we highlight above.

Debt service requirements under Sadia’s U.S. dollar-denominated debt obligations could heighten our exposure to the risk of fluctuations in the real-U.S. dollar exchange rate.
     A substantial portion of the Sadia’s outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2008, Sadia’s U.S. dollar denominated debt represented approximately 57.8% (R$5,114.7 million) of its total debt (not giving effect to its currency-related derivatives as of such date). Sadia’s existing U.S. dollar-denominated debt, however, must be serviced by funds generated from sales by its subsidiaries, the majority of which is not denominated in U.S. dollars. Consequently, when it does not generate sufficient U.S. dollar revenues to cover that debt service, Sadia must use revenues generated in reais or other currencies to service its U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which Sadia operates, compared to the U.S. dollar, could adversely affect its ability to service its debt. In 2008, Sadia’s U.S. dollar-denominated operations, together, generated approximately 76.2% of its total net sales in real terms and some of the currencies in which its revenues are denominated suffered material depreciations against the U.S. dollar. If the business combination in consummated, a devaluation in the value of the real, euro or any of the other currencies of the countries in which the combined business operates, compared to the U.S. dollar, could therefore adversely affect our ability to service this Sadia debt. For example, in 2008 the real depreciated approximately 31.9% against the U.S. dollar, the euro depreciated approximately 4% against the U.S. dollar and the British sterling pound depreciated approximately 26% against the U.S. dollar. Foreign currency hedge agreements may not be effective in covering these currency-related risks.
We may incur additional costs in relation to Sadia’s internal controls and information systems.
     We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 as well as SEC rules relating to internal controls over financial reporting, which require that our management annually evaluate the effectiveness of our internal control over financial reporting and disclose the results of that evaluation in this Annual Report. In addition, SEC rules require that our independent auditors prepare an attestation report regarding the effectiveness of our internal control over financial reporting. Although Sadia is a publicly held company in the United States and is also subject to these rules, our management’s report, and our independent auditors’ attestation report, on internal controls for the year ended December 31, 2008 does not address Sadia’s internal control over financial reporting. We may find it necessary to incur expenses and spend time to correct deficiencies and implement additional training. If these deficiencies are serious, and if we cannot remedy them before the filing of our Annual Report on Form 20-F for the next fiscal year, we may not be able to conclude that our internal controls are effective. If this were to occur, investors might lose confidence in our financial statements and the price of our stock could fall.
Risks Relating to Brazil
Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.
     The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.
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
     These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our common shares and ADSs.
Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.
     Historically, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” published by the IBGE, the Brazilian consumer price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 3.1% in 2006, 4.5% in 2007 and 5.8% in 2008.
     The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets.
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
     The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar, on average, by 19.6% in 2002 and 4.8% in 2003. In 2004, 2005, 2006 and 2007 the real appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008 the real depreciated 31.9% against the U.S. dollar. For the three months ended March 31, 2009, the real depreciated 0.6% against the U.S. dollar.

     Any appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.
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
     We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,138.0 million at December 31, 2008, representing 77% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. However, these foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2008, our consolidated exchange rate exposure was U.S.$821.3 million. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.
Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares or the ADSs.
     The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank began to decrease it, reaching 11.25% in April 2008. In 2008, the Central Bank reversed the trend, increasing the basic interest rate to 13.75%.
     At December 31 2008, approximately 70% of our total liabilities from indebtedness and derivative instruments of R$3,747.0 million was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.
     The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Since 2003, the Brazilian government presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social — COFINS), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. For example, in early 2008, the Brazilian Federal Government submitted to appreciation of the legislature a new tax reform proposal to change the structure of the current corporate income tax and replace a series of existing taxes for a new value-added tax, among other things. These proposals are not assured to be approved and passed into law.
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

Non-Brazilian holders of ADSs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.
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
     Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.
Non-Brazilian holders of ADSs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.
     We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADSs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.
Judgments of Brazilian courts with respect to our common shares may be payable only in reais.
     If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.
Holders of ADSs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs.
     Holders of ADSs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying ADSs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our by-laws may prevent efforts by our shareholders to change our control or management.
     Our by-laws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our by- laws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.
Holders of ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.
     Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.
Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.
     The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the Brazilian Monetary Councel (Conselho Monetário Nacional, or “CMN”)) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our common shares, see “Item 10. Additional Information—Taxation.”
The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADSs.
     The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa — Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$1,375.3 billion, or U.S.$588.5 billion, at December 31, 2008 and an average daily trading volume of R$5,525.5 million for 2008. By contrast, the New York Stock Exchange had a market capitalization of U.S.$10.18 trillion at December 31, 2008 (U.S. domestic listed companies) and an average daily trading volume of U.S.$268.2 billion for 2008. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 52.4% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2008. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 59.6% of all shares traded on the São Paulo Stock Exchange in 2008. These market characteristics may substantially limit the ability of holders of the ADSs to sell common shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.
Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs.
     The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.
     The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.
     Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.
We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.
     Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we would be a passive foreign investor company, or PFIC, for U.S. federal income tax purposes for 2008, and we do not expect to be a PFIC for 2009 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADSs, which is subject to change. See “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company.
Corporate History
     Perdigão S.A. is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the CVM.

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
     From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:
•	PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” the pension fund of employees of Banco do Brasil S.A.;

•	Fundação Telebrás de Seguridade Social—SISTEL, or “SISTEL,” the pension fund of employees of Telecomunicações Brasileiras S.A.—Telebrás;

•	PETROS—Fundação Petrobras de Seguridade Social, or “PETROS,” the pension fund of employees of Petróleo Brasileiro S.A.—Petrobras;

•	Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza,” the pension fund of employees of Furnas Centrais Elétricas S.A.—Furnas;

•	Fundação de Assistência e Previdência Social do BNDES—FAPES, or “FAPES,” the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social—BNDES;

•	PREVI—BANERJ—Caixa de Previdência dos Funcionários do Banerj, or “PREVI—BANERJ,” the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•	VALIA—Fundação Vale do Rio Doce, or “VALIA,” the pension fund of employees of Companhia Vale do Rio Doce; and

•	TELOS—Fundação Embratel de Seguridade Social, or “TELOS,” the pension fund of employees of Empresa Brasileira de Telecomunicações—Embratel.
     Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.
     Five of the eight original pension funds remain our shareholders, TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. Real Grandeza sold its shares in 2008 and 2009. See “Item 7.  Major Shareholders and Related Party Transactions—A. Major Shareholders.”
     On March 6, 2006, the Pension Funds entered into a shareholders’ voting agreement related to the common shares they, directly or indirectly, held at the date of its first amendment executed on April 12, 2006, which represented 49.0% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification. As of May 31, 2009, the Pension Funds, directly or indirectly, held 35.01% of our common shares.

Corporate Structure
     We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our principal subsidiaries.

Country of
Subsidiary	Incorporation	Business
Crossban Holdings GMBH	Austria	Holding company of international subsidiaries
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary
Perdix International Foods Comércio International Lda	Portugal	Distributor for exports to the European Union
Plusfood Groep BV	The Netherlands	Holding company of international subsidiaries
     The chart below shows the corporate structure of our company. Except where other percentages are specified in the chart, the subsidiaries shown are wholly owned by Perdigão S.A.

Perdigão S.A
Merged Companies
Perdigão Mato Grosso
Batávia
Maroca
Perdigão Agroindustrial
Eleva
UP Alimentos Ltda.
Avipal S.A. Const. Incorp. (2)
Avipal S.A. Alimentos
Avipal Centro - Oeste S.A (2)
Avipal Nordeste S.A.
Perdigão Trading S.A (2)
PSA Participações Ltda .
PDF Participações Ltda .
Sadia S.A (4)
Estab. Levino Zaccardi y Cia. S.A.
Crossban Holdings Gmb H. (1)
Perdigão Export Ltd.. (2)
Sino dos Alpes Alimentos Ltda .
Perdix International Foods Com. International Ltda.
Perdigão Internacional Ltda.
Perdigão UK Ltda.
Perdigão France SARL
Perdigão Holland B.V.
Perdigão Nihon K.K.
Perdigão Ásia PTE Ltd.
Perdigão Hungary
Plusfood UK LTD.
Acheron Beteiligung - sverwaltung GMBH (3)
BFF International Ltd. (2)
Highline International (2)
Plusfood Groep B.V.
Plusfood B.V.
Plusfood Constanta SRL
Plusfood Finance UK Ltd.
Plusfood France SARL
Plusfood Iberia SL
Plusfood Italia SRL
Fribo Foods Ltd.

(1) Holding company and headquarters for overseas investments.

(2) Businesses that are currently not operational.

(3) Businesses and subsidiaries formed for the purpose of serving the European market.

(4) Pending approval of the Sadia merger.

     The Acheron Beteiligungsverwaltung GmbH subsidiary owns one hundred direct subsidiaries in Madeira Island, Portugal, whose purpose is to operate in the European market and to enable us to increase our participation in that market to the extent exports of poultry to Europe are regulated through quotas. The investments in these subsidiaries totaled R$785.0 million as of March 31, 2009.

Recent Acquisitions and Investments
     Since 2006, the Company has experienced significant changes guided by its growth plan, which is based on several acquisitions and entry into new businesses. As result of these acquisitions, the Company has grown and diversified its business, increasing its share in the chicken and pork products markets and entering into the milk, margarine and beef markets.
     Within this process of growth, the Company has undergone a comprehensive corporate reorganization, aimed at maintaining the sustainability of the Company’s business by simplifying its corporate structure and reducing costs of operation, tax and financing, and those related to the reorganization of its operational activities.
Sino dos Alpes
     On March 30, 2007, we acquired Sino dos Alpes Alimentos Ltda. in Bom Retiro do Sul in the State of Rio Grande do Sul, a subsidiary of Grandi Salumifici Italiani (“GSI”), a leading group in the Italian specialty meats industry. The acquisition was valued at approximately R$0.4 million, and we assumed liabilities of R$5.0 million. The plant manufactures high quality specialty items, such as bologna sausage, frankfurters and sausage made from selected meats. The products, sold under the Senfter and Sinosul brand names, are prepared from special recipes with the flavor of homemade seasoning typical of the state of Rio Grande do Sul. With this acquisition, Perdigão intends to reduce bottlenecks at its plants in the south of the country, centralizing the production of small-scale lines for specific market niches at the new unit.
Pet Food
     In April 2007, we made our debut in the pet food market, launching dog food under the Balance and Supper brands. These products are the first in the Essential Pet Care portfolio, a division specifically created for the pet food market with an eye toward identifying opportunities in sectors with growth potential. We have invested approximately R$4 million in the assembly of a modern dog food production line in the animal feed plant at Francisco Beltrão in the State of Paraná. The production volume may be adjusted according to market demand.
Plusfood
     On January 2, 2008, we acquired the Dutch company Plusfood Groep B.V. (“Plusfood”) for a purchase price of R$43.0 million. Plusfood manufactures poultry and beef-based processed and convenience food products and owns two important brands in the European market: Fribo for hamburgers, which was acquired by Perdigão, and Friki for poultry products, a brand that we have the right to use for up to five years under an assignment of use agreement.
     Plusfood has the capacity to manufacture approximately 20,000 tons per year of finished products. The main items in its product mix are chicken nuggets and other breaded products, boiled and grilled chicken, and several hamburger varieties. The main markets for Plusfood products are the United Kingdom, Italy, the Netherlands, Spain, Germany and France. This acquisition’s principal objectives are to advance our European sales and focus on the retail and food service segments. We also expect to improve our efficiency and timing for developing new products for European customers, improve our time to market and increase control over the marketing and distribution services in these channels.
Valore
     On June 19, 2007, we announced the approximately R$110.0 million acquisition of the assets of the beef plant of Valore Participações e Empreendimentos Ltda. and its partners, currently operated by Unifrigo in Mirassol D’Oeste in the State of Mato Grosso. This acquisition meets our goal of expanding our beef operations by 2011 as set out in our strategic plan.
     The Valore beef plant’s capacity has been expanded to 2,000 heads per day. Expansion work followed international animal health and food safety standards in addition to environmental protection requirements. Once concluded, the plant began to operate with two shifts, and as it gradually reaches full production capacity, we expect to hire an additional 1,500 employees from the region.

     Operating with advanced technology, the Valore beef plant is already exporting to Russia, the United Arab Emirates, Angola, Kuwait, Morocco, the West Indies and Georgia, among others, and is expected to receive authorization to sell its products in the European Union and to other countries. The company’s intention is to allocate the majority of its production to our export markets.
Paraíso Agroindustrial
     On July 31, 2007, we acquired Paraíso Agroindustrial, a company based in Jataí, in the State of Goiás, which operates a poultry slaughtering unit and an animal feed plant. We acquired the company from the Gale group at a price of R$28.7 million, generating goodwill of R$22.3 million. This acquisition is the final stage of a transaction that began in November 2005, when we acquired a hatchery and poultry farm from the Gale group. The slaughter capacity of this unit is equivalent to 65,000 heads of poultry per day. On August 1, 2007, this company was merged into Perdigão Agroindustrial S.A.
Unilever Margarine Business
     On August 1, 2007, we acquired Unilever N.V.’s margarine business, including 100% of the shares in the capital stock of Ava Comércio e Representações Ltda., a company that held the Delicata and Claybom margarine brands. We also acquired the Doriana brand from Unilever and the assets (machinery and equipment) used in manufacturing these products in the city of Valinhos, State of São Paulo. The total acquisition price was R$74.8 million, generating goodwill of R$65.8 million. These margarine products supplement our range of refrigerated and frozen products, and growth in this market is one of the priorities we have established in our expansion plan. We also formed a joint venture with Unilever to manage the Becel and Becel ProActiv branded margarine products and to identify other business opportunities. This strategic alliance was formed to introduce in the Brazilian market products intended for health-conscious consumers. The joint venture is intended to combine our track record in manufacturing, selling and distributing food products in Brazil with the advanced technology, marketing, innovation and internationally recognized brands belonging to Unilever. On August 1, 2007, we merged Ava Comércio e Representações Ltda. into Perdigão Agroindustrial S.A.
Expansion of Nova Mutum Facility and Support for Poultry Unit
     On August 17, 2007, we broke ground on a construction site for the expansion of our Nova Mutum facility in the State of Mato Grosso. This expansion should enable us to raise the unit’s capacity for slaughtering poultry by 600% in two years, from 40,000 to 280,000 heads per day. In addition, we entered into a memorandum of intent to ensure the feasibility of the construction of Frigorífico União Avícola Agroindustrial in Nova Marilândia, State of Mato Grosso, a poultry slaughterhouse planned by a group of integrated producers. This unit will provide us with slaughtering services for chickens produced in the region and by the local integrated producers, which are currently taken to the slaughterhouse at Nova Mutum. The initial slaughter capacity is expected to be 6,000 heads per hour (48,000 heads per day). The estimated total investment is R$130.0 million.
Bom Conselho
     On September 17, 2007, we entered into a memorandum of intent with the government of the State of Pernambuco and the local authorities of the municipality of Bom Conselho, located 287 kilometers from Recife, for the construction of an agro-industrial complex. We intend to build two plants in the complex on a plot of 100 hectares – one for processing dairy products and the other for processing specialty meat – as well as a distribution center. The forecasted total investment is R$280 million, divided between fixed and working capital. A total of R$170 million has been allocated for investment in permanent assets. About half of the work on the complex was completed in 2008. The first module, for dairy products, is expected to come on stream for the second half of 2009 at 50% of the expected total capacity. Construction of the new complex started in the end of 2007 and should be completed in 18-24 months.

     Construction of this complex should bring production closer to the consumer and labor markets, strengthening our presence in the northeastern region of Brazil and increasing the range of products we offer consumers. Beyond the strong demand in the region, other favorable factors include Bom Conselho’s status as one of the best dairy cattle regions in the State of Pernambuco, the availability of water and labor and the strategic location of Bom Conselho from a logistics standpoint for reaching the entire northeastern region.
     We have received funds from the Constitutional Fund of the Northeast (Fundo Constitucional do Nordeste) to finance this project, for which total investments are estimated at R$280.0 million, including for investments in permanent assets and working capital of Perdigão and Batávia and investments in permanent assets from third parties. These funds will be used to purchase trucks for the distribution of meat-based products and milk, storage and cooling tanks and milking equipment. The project will also receive incentives from the Government of the State of Pernambuco through the Program for the Development of the State of Pernambuco (Programa de Desenvolvimento de Pernambuco, or Prodepe). The local authorities in Bom Conselho are expected to modify the infrastructure of the area to facilitate construction of the complex. The rural producers will have access to credit lines from the Brazilian National Program for Strengthening Family Farming (Programa Nacional de Fortalecimento da Agricultura Familiar, or Pronaf) to allow them to increase and improve the procurement of raw materials in order to meet future demand for dairy products.
Batávia
     On November 28, 2007, we acquired the remaining 49% interest in Batávia S.A., or “Batávia”, held by Cooperativa Central Agromilk Ltda., Cooperativa Agropecuária Castrolanda, Batavo Cooperativa Agroindustrial and Capal Cooperativa Agroindustrial for R$155.1 million, generating goodwill of R$112.9 million. As a consequence, Batávia became our wholly owned subsidiary. We paid the purchase price with our own funds. Batávia’s results of operations had already been consolidated in our financial statements, but the minority interest had been recorded separately. Previously, on May 26, 2006, the Company acquired 51% of the representative shares of the capital stock of Batávia and machinery and equipment, for R$113.4 million (net of cash acquired in the amount of R$2.6 million) and including acquisition costs of R$1.3 million, generating goodwill of R$75.5 million.
     On December 31, 2008, Batávia was merged into the Company.
Eleva Alimentos
     On February 21, 2008, we completed the acquisition of Eleva Alimentos S.A., or “Eleva”, a Brazilian company in the food industry, with a focus on milk, dairy products, poultry, pork and processed food products, for a purchase price of approximately R$1.7 billion, of which R$764.6 million was paid in cash to the controlling and non-controlling shareholders of Eleva and R$911.6 million was paid through the exchange of shares of Eleva for shares of Perdigão. The Eleva acquisition aligned with our growth plan and strategy, as Eleva’s operations focus on chicken and pork and dairy-processed products.
     We consolidated our operations in the milk and dairy-processed products business, complementing Eleva’s operations mainly concentrated in liquid milk, powdered milk and cheese with the Batávia business, based on dairy-processed products. The acquisition has also permitted us to expand our geographic coverage through Eleva’s chicken slaughtering and processing plants in the States of Bahia, where we previously had no industrial units, and Mato Grosso do Sul.
     On April 30, 2008, we merged Eleva, which was then our wholly owned subsidiary, into Perdigão. On May 1, 2008, we merged into the wholly owned subsidiary Perdigão Agroindustrial S.A. the equity interest in the companies Avipal S.A. Construtora and Incorporadora, Avipal S.A. Alimentos, Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Estabelecimento Levino Zaccardi y Cia. S.A. (all former wholly owned subsidiaries of Eleva).
     See “Item 10. Additional Information—C. Material Contracts—The Eleva Acquisition.”

Cotochés
     On April 2, 2008, through our subsidiary Perdigão Agroindustrial S.A., we acquired 100% of the issued and outstanding quotas of capital stock of the company Maroca e Russo Indústria e Comércio Ltda. (Cotochés), a company in the dairy-processed products industry, located in Minas Gerais, for R$51.0 million plus the assumption of R$15.0 million in debt. The Cotochés portfolio includes about 50 items, among them, long life milk (UHT), powdered milk, cheeses, butter, cream cheese, cream milk, fermented milk and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names. On December 31, 2008, the wholly owned subsidiary Cotochés was merged into the Company.
Construction Projects
     On June 10, 2008, we announced the construction of a powdered milk processing plant in Três de Maio, in the State of Rio Grande do Sul, on a plot of 30 hectares donated by the municipal government. This unit is expected to have the capacity to process 2,000 tons per month of powdered milk. As part of our strategy for increasing the value-added content of our dairy products portfolio, an additional R$65.0 million is expected to be invested into this unit, with completion scheduled for February 2010.
     In September 2008, we completed the construction of Mineiros Agroindustrial Complex, which was built with the purpose of processing special poultry (turkeys), with more than two-thirds of the output to be exported. The complex is currently operating at full capacity of 81,000 tons of processed products per year. The total investment amounted to R$240.0 million.
     During 2008, we completed the first phase of construction of the Embu distribution center, which consists of three storage environments: frozen, chilled and dry foodstuffs. The Embu distribution center manages storage and distribution to the entire southeast region of Brazil, using an integrated warehouse management system. This system has been upgraded with advanced technology, including two mega-antechambers, one for delivery and the other for dispatching merchandise. The second phase of the project – the installation of a transelevator system, involving robotic inventory processing – should be completed in the third quarter of 2009.
     The Rio Verde mega distribution center is very similar to the Embu distribution center, except that it manages storage and distribution to the Center-West region. The Rio Verde mega distribution center was completed in December 2008.
Proposed Business Combination with Sadia
     On May 19, 2009, we signed a merger agreement with Sadia that contemplates a business combination of the two companies. In the business combination, our company is to be renamed BRF – Brasil Foods S.A. (“BRF”) (the new name for our company), and Sadia is expected to become our wholly owned subsidiary.
     The business combination is subject to the approval of holders of common shares of each of Perdigão and Sadia, as well as approval by antitrust authorities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sadia Transaction.” A number of steps of the merger must be approved at separate extraordinary general meetings of the common shareholders of Perdigão, Sadia, and HFF Participações S.A. (“HFF”), a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition, that are currently scheduled to take place on July 8, 2009. As a result of these meetings, if the merger is approved:
•	Perdigão will change its corporate name to BRF – Brasil Foods S.A., move its headquarters to Itajaí in the State of Santa Catarina, and change its certificate of incorporation so that its Board of Directors has nine to eleven members and a co-chairman structure;

•	Concórdia Holding, parent company of Concórdia Corretora (a broker-dealer owned by Sadia) and Concórdia Bank (a bank owned by Sadia), is not part of the merger and, consequently, will be sold to Sadia’s shareholders before the business combination with BRF;

•	holders of common shares of HFF will receive 0.166247 common shares of BRF for each share they hold without any further action by those holders; and

•	HFF will become a wholly owned subsidiary of BRF.
     Additional separate extraordinary meetings of the common shareholders of Perdigão and Sadia are currently scheduled to take place on August 18, 2009. As a result of these meetings, if approved, holders of common and preferred shares of Sadia will receive 0.132998 common shares of BRF for each common share or preferred share, respectively, they hold without any further action by those holders.
     We believe the merger aligns with the strategic growth plan of the two companies in both the domestic and export markets and will allow Perdigão and Sadia to coordinate their operations. We believe that this business combination will be a positive step, by allowing the companies to generate economic synergies.
     As described above, following the merger of HFF, Perdigão will amend its certificate of incorporation to expand the Board of Directors, three of whom will be elected by the current controlling shareholders of Sadia and are expected to serve until the 2011 general shareholders’ meeting. The Board of Directors of BRF will have a co-chairman structure, where neither of the co-chairmen will have a casting vote in the case of a tie.
     The merger between Perdigão and Sadia is conditioned upon approval by the relevant antitrust authorities in Europe and other jurisdictions and subject to review by the antitrust authority in Brazil. Such authorities may not approve the transaction or impose significant conditions that could affect its completion, including performance of the transaction or divesture of specific subsidiaries, product lines, brands or factories. During the review period by antitrust authorities, the companies may be subject to specific obligations that require unaltered market conditions. In Europe, analysis by the relevant antitrust authorities is a pre-condition to closing the business combination.
     The relevant antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities, on the transaction, and the merger may be delayed or impaired because market conditions may not be altered for as long as the transaction is subject to review by regulators. For further information regarding approval by antitrust authorities and other risks relating to the proposed Sadia transaction, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sadia Transaction.”
Products
     We are a food company that focuses on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. Our processed products include marinated, frozen, whole and cut Chester® rooster and turkey meats, specialty meats, frozen processed meats and frozen prepared entrees. We also sell margarine, juice, soy products and animal feed.
Poultry
     We produce frozen whole and cut chickens, partridges and quail. We sold 892.9 thousand tons of frozen chicken and other poultry products in 2008, compared to 602.8 thousand tons in 2007. Most of our poultry sales are to our export markets.
Pork and Beef
     We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to develop our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 180.9 thousand tons of pork and beef cuts in 2008, compared to 133.9 thousand tons of pork and beef cuts in 2007. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We raise hogs but do not raise cattle at our facilities.

Milk
     We entered the dairy business in the second quarter of 2006 through our acquisition of a controlling interest in Batávia. In 2008, we expanded our presence in this market trough the acquisition of Eleva. We produce pasteurized and UHT milk, which we sell in our domestic market. We sold 892.8 thousand tons of pasteurized and UHT milk in 2008, and 127.5 thousand tons in 2007, all in the domestic market.
Processed Food Products
     We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees and dairy products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 838.4 thousand tons of processed foods in 2008, compared to 734.1 thousand tons in 2007. Most of our sales of processed foods are to our domestic market. We believe there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil, as well as expanding our sales in the export market.
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
Marinated Poultry
     We produce marinated and seasoned chickens, roosters (under the Chester® brand) and turkeys. We originally developed the Chester® breed of rooster to maximize the yield of breast and leg cuts. In 2004, we sold our rights to the Chester® breed of rooster to Cobb Vantress, a U.S. poultry research and development company engaged in the production, improvement and sale of broiler breeding stock, and entered into a technology agreement under which Cobb Vantress manages the Chester® breed of rooster. We continue to oversee the production of Chester® roosters in Brazil from hatching to distribution, and we own the trademarks for the Chester® line of products.
Dairy Products
     In the second quarter of 2006, through our acquisition of a controlling interest in Batávia, we entered the dairy products business. In early December 2007, we acquired the remaining 49% interest in Batávia not held by us. In 2008, we expanded our presence in this market trough the acquisition of Eleva. We produce and sell a wide range of dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts. We sold 250.6 thousand tons of dairy processed products in 2008 and 150.4 thousand tons in 2007.
Frozen Prepared Entrees
     We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

•	Lasagnas and Pizzas. We produce several varieties of lasagna and pizza. We produce the meat used in these products and buy other raw materials in the domestic market, except for the durum flour used to make the noodles for the lasagna, which we import.

•	Vegetables. We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced by third parties that deliver them to us packaged, almost all for our Escolha Saudável (“healthy choice”) line of products. We purchase most of these products in the domestic market, but we import French fries and peas.

•	Cheese Bread. We produce cheese bread, a popular Brazilian bread infused with cheese. We purchase the ingredients in the domestic market, except for the parmesan cheese, which we import.

•	Pies and Pastries. We produce a variety of pies and pastries, such as chicken and heart-of-palm pies and lime pies. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.
Margarine
     We commenced sales of margarine in December 2005. We purchase margarine from an agricultural cooperative supplier for resale by us. We initially sold margarine under two brand names (Turma da Mônica and Borella). In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We began to sell margarine as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.
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
Capital Expenditures
     In 2008, we recorded capital expenditures of R$2.4 billion, a 180.4% increase compared to 2007. The new businesses acquired during the year – namely, Eleva (dairy products and meats), Plusfood (meat processing in Europe) and Cotochés (dairy products) – represented capital expenditures of R$1.8 billion against R$347.6 million in 2007, an increase of 408% and representing 73.8% of our total capital expenditures in 2008.
     Of the remaining R$628.4 million in capital expenditures, 26.2% was allocated to (1) expansion and enhancement of productivity projects implemented in the regions of the Midwest (Rio Verde-GO, Nova Mutum-MT, Mirassol D’Oeste-MT) and South of Brazil (Videira-SC, Capinzal-SC, Marau-RS, Carambei-PR), as well as the distribution centers in São Paulo, Goiás, Pernambuco, Bahia; (2) information technology; and (3) new projects, such as new lines of products.
     On May 26, 2009, we received R$106.0 million from the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”, for investment projects relating to capacity expansion in production facilities in the states of Rio Grande do Sul and Santa Catarina, distribution centers in the states of Ceará, Paraná and São Paulo as well as corporate projects in the São Paulo and Itajaí, Santa Catarina offices.

     Currently, we are concentrating our investments in the construction of our facilities in Bom Conselho, Pernambuco and Três de Maio, Rio Grande do Sul, as well as in our improvement and necessary maintenance projects, totaling R$119.7 million, in the first quarter of 2009. We also have projects funded by FINEP (a government provider of funds for studies and projects) relating to technological improvements such as (1) optimization of technological systems for production and processing poultry and swine products in the amount of over R$100.0 million and (2) for dairy products, study and development of a pilot program for the integration and retention of milk producers, in the amount of over R$67.3 million.
     The table below sets forth our capital expenditures for the periods indicated:

	Year Ended December 31,
	2008	2007	2006
	(in millions of reais)
Expansion and enhancement of production facilities	250.5	164.3	195.0
Eleva acquisition	1,679.2	—	—
Other acquisitions	96.4	347.6	124.7
Araguaia Project – Mineiros Agroindustrial Complex	6.4	85.7	130.7
Bom Conselho Agroindustrial Complex	84.6	—	—
New Projects	286.9	259.8	184.0

Total capital expenditures	2,404.1	857.4	634.4

     Major capital expenditures in 2008, include the following:
     Construction of a Plant (dairy products). On June 10, 2008, we announced the construction of the sixth powdered milk processing tower in Três de Maio, State of Rio Grande do Sul. This plant will have the capacity to process 2,000 tons of powdered milk per month. We already have a mozzarella cheese plant in the municipality. As part of the strategy for increasing the value-added content of our dairy products portfolio, an additional R$65.0 million is expected to be invested in this unit over the next couple of years, with completion scheduled for February 2010.
     Acquisition of Cotochés (dairy products). On April 2, 2008, we acquired Cotochés, a traditional player in the dairy products industry in the State of Minas Gerais, for a total purchase price of R$51.0 million plus the assumption of R$15.0 million in debt. The Cotochés portfolio includes about 50 items, including long life milk (UHT), powdered milk, cheeses, butter, cream cheese, cream milk, fermented milk and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.
     Acquisition of Eleva Alimentos S.A. On February 21, 2008, we completed the acquisition of Eleva for a purchase price of approximately R$1.7 billion, of which R$764.6 million was paid in cash to the controlling and non-controlling shareholders of Eleva and R$911.6 million was paid through the exchange of shares of Eleva for shares of Perdigão. The stock consideration involved an exchange of one share of our common stock for 1.74308855 Eleva shares, which resulted in the issuance of approximately 20 million new common shares by our company. Following the acquisition, Eleva became one of our wholly owned subsidiaries, and on April 14, 2008, Eleva was merged into our company.
     Acquisition of Plusfood. On January 2, 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe, for R$43.0 million plus outstanding debt. Management of this company was merged with the Perdix Business Unit, which is responsible for our export market activities.
     Bom Conselho Agroindustrial Complex. Following the September 2007 announcement of our plan to build this new agro-industrial complex, construction work continues on schedule, with total planned capital expenditures of R$280.0 million, R$170.0 million of which has been allocated for investment in property, plant and equipment. The complex was 50% completed in 2008. The complex involves the construction of a processing unit for dairy products and another for specialty meats.

The dairy products module is expected to commence operations in the second half of 2009 at 50% of expected total installed capacity. The Bom Conselho Agroindustrial Complex arose out of an agreement, signed in September 2007, between the State of Pernambuco, the City of Bom Conselho, Batávia and us.
     Mineiros Agroindustrial Complex. The construction of the agro-industrial complex for processing special poultry and turkeys, with more than two-thirds of its output expected to be exported, was completed in September 2008 and is now operating at full capacity of 81,000 tons of processed products per year.
     Distribution Centers in Embu, State of São Paulo, and Rio Verde, State of Goias. Construction of the first phase of the Embu distribution center was completed in 2008, consisting of three storage environments for frozen, chilled and dry foodstuffs. This distribution center is responsible for storage and distribution to the entire Southeast region of Brazil and uses the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandise. Work on the second phase of the installation of the transelevator system involving robotic inventory processing should be completed in the third quarter of 2009. The Rio Verde mega distribution center is similar to the Embu distribution center, except that it manages storage and distribution to the Center-West region. The Rio Verde mega distribution center was completed in December 2008.
     Investments in poultry and hog breeder stock increased 65.2% to R$208.3 million in 2008, reflecting our organic growth and the acquisition of the Eleva business.
     In 2009, we expect to make capital expenditures of approximately R$600 million to R$700 million, not including acquisitions of new businesses.
     Following completion of our business combination with Sadia, we expect to focus our capital expenditures on finishing projects that are currently in progress and focusing on organic growth and maximizing synergies and integration of the two companies.
Competitive Strengths
     We believe our major competitive strengths are as follows:
•	Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business and increase our share of international markets. In 2008 and in 2007, we slaughtered 863.2 million and 627.3 million chickens and other poultry and 4.7 million and 3.7 million hogs and cattle, respectively. We sold nearly 3.2 million tons and 1.8 million tons of poultry, pork, beef, milk and processed food products, including dairy products, in the same periods. Our own and licensed brands are highly recognized in Brazil, and the brands that we use in our export markets are well established in those markets.

•	Extensive Distribution Network in Brazil and in Export Markets. We believe we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 110 countries, and we have begun to develop our own distribution capability in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business, resulting in increased sales volumes and broader product lines.

•	Low-Cost Producer in Increasingly Global Market. We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented a number of programs designed to maintain and improve our cost-effectiveness, including our ATP—Perdigão Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP—Perdigão Shared Services Center, which centralizes our corporate and administrative functions; and MVP—More Value Perdigão program to provide our managers with more efficient use of fixed and working capital; and matrix-based budget intended to improve the efficiency of cost management.

•	Diversified and Strategic Geographical Location. In the meat business, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. Furthermore, the geographical diversity of our plants in 11 Brazilian states enables us to reduce transportation costs due to the proximity to grain-producing regions. Additionally, the geographic diversity of our plants present in 11 states lowers our transportation costs due to the proximity to grain-producing regions, while also being close to the country’s principal export ports. Our dairy operations are based in the principal milk-producing areas of different regions of Brazil, permitting easy access to the consumer market.

•	Emphasis on Product Quality and Safety and on a Diversified Product Portfolio. We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers. We have a diversified product range, which gives us the flexibility to channel our production according to market demand and the seasonality of our products.

•	Experienced Management Team. Our senior management is highly experienced and has transformed our company during the last decade into a global business. Most members of our senior management have worked with us for over ten years, and the members of our senior management who joined our company during that period have seasoned experience in their professional capacities. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange.
Business Strategy
     Our overall strategy is to use our competitive advantages to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reduced volatility in our results, as a food company with one of the most diversified chilled and frozen food product portfolios, including processed and specialty meats and beef, dairy products, margarine, pastas and pizzas, among others.
     We will continue to seek balanced growth and consolidation among the businesses in which we operate (poultry, pork, beef, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas.
     The main points of our strategy, applicable to the poultry, pork and beef businesses and to milk, dairy product, margarine and processed food products are:
•	Grow Our Core Businesses. We intend to further develop our core businesses of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to gain scale and efficiency.

For example, we are expanding our Rio Verde Agroindustrial Complex in the mid-western State of Goiás, and we have built a new agroindustrial complex for the processing of turkey, also in Goiás. We have also enlarged our Nova Mutum poultry plant in the State of Mato Grosso to meet long-term demand for chicken meat exports. In 2008, we announced the construction of a specialty meats plant in Bom Conselho, in the State of Pernambuco.
•	Diversify Our Product Lines, Focusing on Value-Added Processed Food Products. We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. Recent acquisitions include Batávia (milk and dairy products), a beef slaughterhouse, Sino dos Alpes (a specialty meats producer), Paraíso Agroindustrial (which owns a poultry slaughterhouse and animal feed mill) and the Doriana, Delicata and Claybom margarine brands, from Unilever, as well as the assets used in manufacturing them, among others. In 2008 we announced the construction of a dairy and processed products plant in Bom Conselho, in the State of Pernambuco, and the purchase of control of Eleva, in order to include products like powdered milk and cheese in our portfolio and increase our market share in milk and dairy products. In addition, we acquired Cotochés in the State of Minas Gerais. We may pursue other selective acquisitions and/or build new industrial plants to support these strategic goals.

•	Expand Our Domestic and International Customer Base. We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses. Domestic market sales represented 56% of our net sales while export market sales represented 44% in 2008. Due to the consolidation of the dairy business, the domestic market demonstrated a higher relative share in our total net sales in 2008.

•	Strengthen Our Global Distribution Network. We are developing our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. We are focusing on expanding our distribution network in Europe and in the Middle East, so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad, to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. In early December 2007, we entered into a purchase agreement with the Dutch holding company Cebeco Groep B.V. for the acquisition of Plusfood Groep B.V. Plusfood has three industrial plants in Europe for the manufacture of poultry- and beef-based processed food products, with an installed capacity for manufacturing approximately 20,000 tons per year of finished products.

•	Continue to Seek Leadership in Low Costs. We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are concentrating our expansion efforts primarily in the mid-western region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allows us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

•	Synergies. We understand that the acquisitions of the past two years, especially the incorporation of Eleva, have created important synergies. With the business combination with Sadia, we can expand our businesses in both in the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term.

     On May 19, 2009, we signed an agreement with Sadia that contemplates a business combination of the two companies.  In the business combination, our company is to be renamed BRF – Brasil Foods S.A. (the new name for our company), and Sadia is expected to become our wholly owned subsidiaryWe believe the merger aligns with our strategies set forth above in both the domestic and export markets.  Our proposed business combination with Sadia brings us a diverse array of processed food, meat and dairy products and customer relationships in both our domestic and export markets that can be integrated with ours. Sadia has distribution networks in Europe, the Middle East and elsewhere around the world, which is consistent with our strategy of focusing on expanding our distribution network in these markets.  The business combination is subject to the approval of Perdigão and Sadia common shareholders, as well as approval by antitrust authorities.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Proposed Sadia Transaction.”
B. Business Overview
Overview of Brazil’s Poultry, Pork and Beef Position in the World
     The potential growth of the Brazilian domestic market for processed food, poultry, pork and beef, and Brazil’s low production costs are attractive to international competitors. The main barrier to such companies has been the need to build a comprehensive distribution network in Brazil, as well as to establish a network of outgrowers.
Poultry
     Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA as of April 2009. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past five years, with Brazil having assumed the number one position as global exporter in 2004. This development can be explained by the production shift of large Brazilian companies’ exports, as well as by the competitiveness of Brazilian poultry. Sanitary problems in the main producing countries such as the Bovine Spongiform Encephalophy (“BSE”) cases in Europe, avian influenza problems in Thailand and both BSE and avian influenza cases in the United States have changed the world poultry trade dynamics. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts. Additionally, several new markets in Europe, Africa and the Middle East have opened to Brazilian chicken, and the number of markets to which Brazil has access was approximately 120 in 2008. The USDA projects a decrease in global production and exports for 2009 and an increase in consumption volumes for poultry. For Brazil, the USDA estimates volume growth of 3.2% in production, 2.6% in exports and 3.4% in consumption in 2009 compared to 2008.
     In 2008, the European Union was the largest market for Brazilian poultry exports, mainly poultry parts. The increase in poultry exports to the European Union also reflects a significant increase in exports of processed poultry. The European Union market accounted for nearly 80% of all processed poultry exports from Brazil. In 2008, Hong Kong was the second largest market for Brazil’s poultry exports, mostly poultry parts. Saudi Arabia, traditionally Brazil’s largest single export market for poultry, now ranks third. Saudi Arabia accounted for nearly 36% of all Brazilian poultry exports to the Middle East. Japan was the fourth largest destination for Brazilian poultry in 2008, also mainly poultry parts.
     The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	Poultry Panorama(1)
Primary Poultry Producers	2005	2006	2007(2)	2008(2)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)
U.S.A.	18,334	18,473	18,889	19,357	18,515
China	10,204	10,354	11,296	11,900	12,138
Brazil	9,710	9,708	10,763	11,543	11,910
European Union (27 countries)	10,088	9,598	10,110	10,320	10,350
Mexico	2,512	2,606	2,698	2,819	2,811
Others	17,135	18,453	19,568	20,610	20,766
Total	67,983	69,192	73,324	76,549	76,490

Primary Poultry Exporters	2005	2006	2007(2)	2008(2)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)
Brazil	2,900	2,658	3,099	3,457	3,546
U.S.A.	2,618	2,609	2,926	3,465	3,003
European Union (27 countries)	855	820	759	865	805
China	331	322	358	285	215
Thailand	488	450	524	383	360
Others	469	394	483	619	580
Total	7,432	7,120	7,962	9,074	8,509

Primary Poultry Consumers	2005	2006	2007(2)	2008(3)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)
U.S.A.	15,676	15,966	15,982	15,857	15,641
China	10,104	10,392	11,450	12,064	12,408
European Union (27 countries)	9,970	9,496	10,127	10,247	10,345
Brazil	6,811	7,050	7,665	8,087	8,364
Mexico	3,065	3,216	3,280	3,458	3,475
Russia	2,263	2,483	2,678	2,859	2,915
Others	19,283	20,291	21,753	22,998	23,079
Total	67,172	68,894	72,935	75,570	76,227

(1)	Includes chicken, special poultry and turkey

(2)	Preliminary data

(3)	Estimated

Source:	USDA, April 2009.
Pork
     Brazil is the fourth largest producer and exporter, and the sixth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and exports of pork has increased over the last five years, although not as significantly as for poultry. The USDA projects an increase in global production and consumption of pork in 2009, and a decrease of approximately of 2.5% in Brazil’s pork exports for the year. Contraction in Brazilian exports reflects financial difficulties in importer countries as well as a decrease in exports to Russia due to decreasing quotas of imports there.
     Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Measured by the average birth rate of piglets, productivity doubled since the 1970s, and the birth rate reached 24 animals per female. Research developments have also contributed to help reduce fat by 31%, cholesterol by 10% and calories by 14% in pork produced in Brazil. This enhancement allows for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. In addition, the production increase was also due to better genetic potential of breeders.
     Russia remains Brazil’s major destination as demand growth exceeds Russian meat producers’ ability to respond. Brazil has been affected less than its competitors by the sharp rise in the price of soy meal and corn as its large processing companies have built large new facilities in the Midwest where soy and corn are more cost competitive than in traditional meat-producing states in the southern part of Brazil. Hong Kong is the second largest market for Brazilian pork exports with a 20.5% market share by volume, followed by Ukraine, the third largest market for Brazilian pork exports, with 9.3% of market share by volume.

     The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2005	2006	2007(1)	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)
China	45,553	46,505	42,878	46,150	48,700
European Union (27 countries)	21,676	21,791	22,858	22,530	22,100
U.S.A.	9,392	9,559	9,962	10,599	10,339
Brazil	2,710	2,830	2,990	3,015	3,010
Russian Federation	1,735	1,805	1,910	2,060	2,145
Canada	1,920	1,898	1,894	1,920	1,960
Others	11,565	11,768	12,208	12,167	12,064
Total	94,551	96,156	94,700	98,441	100,318

Main Pork Exporters	2005	2006	2007(1)	2008(2)	2009(2)
	(In thousands of tons - weight in equivalent carcass)
U.S.A.	1,209	1,359	1,425	2,117	1,837
European Union (27 countries)	1,143	1,284	1,286	1,715	1,250
Canada	1,084	1,081	1,033	1,129	1,150
Brazil	761	639	730	625	610
China	502	544	350	223	210
Chile	128	130	148	142	130
Others	179	187	190	186	192
Total	5,006	5,224	5,162	6,137	5,379

Main Pork Consumers	2005	2006	2007(1)	2008(2)	2009(2)
	(In thousands of tons - weight in equivalent carcass)
China	45,139	46,051	42,726	46,357	48,790
European Union (27 countries)	20,632	20,632	21,507	20,970	20,905
U.S.A.	8,669	8,640	8,966	8,811	8,884
Russian Federation	2,486	2,639	2,803	3,112	2,894
Japan	2,509	2,452	2,473	2,486	2,476
Brazil	1,949	2,191	2,260	2,390	2,400
Others	12,805	13,315	13,814	14,143	13,822
Total	94,189	95,920	94,549	98,269	100,171

(1)	Preliminary data

(2)	Estimated

Source: USDA, April 2009
Beef
     We began to produce beef cuts in the fourth quarter of 2005 for sale in our export markets and in the Brazilian market. Brazil is the largest exporter, the second largest producer and the third largest consumer of beef in the world, according to tonnage data compiled by the USDA. The USDA projects a decrease in global production, consumption and an increase in exports of beef in 2009. We believe that the economic crisis and its potential effect on consumer habits may lead customers to look for cheaper meats, which would likely cause decreases in beef consumption.

	World Beef Panorama
Main Beef Producers	2005	2006	2007(1)	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)
United States	11,318	11,980	12,096	12,163	12,105
Brazil	8,592	9,025	9,303	9,024	8,935
China	5,681	5,767	6,134	6,100	6,000
EU-27	8,090	8,150	8,188	8,100	8,200
Argentina	3,200	3,100	3,300	3,150	3,010
India	2,250	2,375	2,413	2,470	2,475
Others	17,548	17,762	17,464	17,531	16,923
Total	56,679	58,159	58,898	58,538	57,648

	World Beef Panorama
Main Beef Exporters	2005	2006	2007(1)	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)
Brazil	1,845	2,084	2,189	1,801	1,675
Australia	1,388	1,430	1,400	1,407	1,350
India	617	681	678	625	600
U.S.A.	316	519	650	856	826
New Zealand	577	530	496	533	525
Others	2,572	2,273	2,230	2,343	2,254
Total	7,315	7,517	7,643	7,565	7,230

	World Beef Panorama
Main Beef Consumers	2005	2006	2007(1)	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)
U.S.A.	12,664	12,833	12,829	12,452	12,554
European Union (27 countries)	8,550	8,649	8,691	8,362	8,520
Brazil	6,795	6,969	7,144	7,252	7,290
China	5,614	5,692	6,065	6,062	5,968
Argentina	2,451	2,553	2,771	2,733	2,614
Mexico	2,428	2,519	2,568	2,591	2,538
Others	17,702	18,153	19,240	18,317	17,554
Total	56,204	57,368	58,308	57,769	57,038

(1)	Preliminary data

(2)	Estimated

Source: USDA — April 2009
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

Meat Production Chain
Poultry
     At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress. We send these chicks to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. In 2008, we maintained an average parent breeding stock of approximately 5.1 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 882.6 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2008. We hatch these eggs in our 23 hatcheries.
     We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 6,252 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

     At December 31, 2008, we had a fully automated slaughtering capacity of 16.3 million heads of poultry per week.
Pork
     We produce the majority of the pork we use in our products. We also purchase some pork from local producers (11% of our total pork needs in 2008). We purchase the remainder of our pork on the spot market (4% of our total pork needs in 2008).
     To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, who raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuaria Imbuial and Master Agropecuaria or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 2,444 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.
     The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, and we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts.
     We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then partitioned according to their intended use. These parts become the raw material for the production of pork cuts and specialty meats.
     At December 31, 2008, we had a pork slaughtering capacity of 86,233 heads per week.
Beef
     We do not raise cattle at our facilities. We purchase cattle primarily from local producers in the region of Mirassol D’Oeste in the State of Mato Grosso. Although we purchase the cattle on the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle and cut and package the beef.
     At December 31, 2008, we had a beef slaughtering capacity of 2,694 heads per week.
Processed Foods
     We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina and in Rio Verde in the State of Goiás, and we produce pies and pastries at our plant in Rio Verde in the State of Goiás. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

     We sell a variety of frozen vegetables, such as broccoli, peas, French fries and cassava fries. These products are produced for us by a third party that delivers them to us packaged, almost all for our Escolha Saudável (“healthy choice”) line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plant in Videira, located in the State of Santa Catarina. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business. We receive royalties from Bunge Alimentos for the use of the Perdigão brand for soybean oil under a licensing agreement.
     The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We began to sell this product as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.
Dairy Products
     The following graphic is a simplified representation of our dairy products chain.
Dairy Products Production Chain
     Through the acquisition of Batávia and Eleva, we produce dairy products in 15 plants. We receive milk from a network of 19,224 milk producers in more than 500 cities. The milk is purchased mainly from local producers and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.
     Perdigão is the second largest milk collector in Brazil based on volume, according to information compiled from Leite Brasil, the Brazilian National Agriculture Confederation (Confederação Nacional da Agricultura), the Brazilian Confederation of Dairy Cooperatives (Confederação Brasileira de Cooperativas de Laticínios) and the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária).

Feed
     We produce most of the feed consumed at the farms operated by our integrated outgrowers of poultry and hogs. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local producers of hogs at market rates. Animal feed sales accounted for R$135.6 million in 2008 (1.2% of our net sales), R$99.3 million in 2007 (1.5% of our net sales) and R$81.7 million in 2006 (1.6% of our net sales).
     We own 13 feed production plants and lease another such plant. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. In 2008, we purchased approximately 36% of our corn from rural producers and small merchants, 27% through cooperatives and 38% from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and the central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts.
     The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Results of Operations—Commodity Prices.”
Other Raw Materials
     We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients for animal feed, spices and veterinary drugs from third parties, both in the domestic and international markets. We must import and therefore pay for some of these products in U.S. dollars.
Suppliers
     We generally use a bidding process to select our suppliers based on technical and commercial requirements. We have had long relationships with many of our suppliers, both in Brazil and abroad. We periodically evaluate the efficiency of our suppliers in terms of quality, lead time and service levels.
Brazilian Domestic Market
     Brazil is the fifth largest country in the world, both in terms of land mass and population. It had an estimated population of 191.5 million people in May 2009. Brazil had an estimated GDP of R$2.6 trillion for 2007, representing 9.6% increase over GDP of R$2.3 trillion for 2006 (in nominal terms). For 2008, the Central Bank has announced an estimated increase in GDP of 11.2% over 2007. The global economic recession that erupted in 2008 affected the Brazilian economy during the fourth quarter of 2008 and the first half of 2009. The Central Bank of Brazil forecasts that the Brazilian GDP in 2009 will decrease 0.71% in comparison to 2008. Disposable income per capita declined between 2001 and 2004, though it rebounded from 2005 to 2008. Real income and nominal salaries in Brazil in 2008 were 3.4% and 9.9% higher, respectively, than those in 2007. Due to the global economic crisis, however, these economic developments may not result in increased domestic food consumption going forward. The IPCA inflation rate was 4.5% in 2007 and 5.9% in 2008, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.
     In the first quarter of 2009, industry activity slowed, mostly due to contraction in external demand. In the domestic market, deterioration in the labor market did not significantly affect retail sales.
     Brazil is a large consumer of meat, with estimated per capita meat consumption of 87.8 kilograms in 2008, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

     Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend toward improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products. However, declines in disposable income between 2001 and 2004 partially offset other positive economic developments that contributed to demand. More recently, in the fourth quarter of 2008, the worsening of the global economic and financial crisis began to affect demand for our products in general in the Brazilian market. These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and have continued to do so in 2009. For information about certain expected macroeconomic trends for 2009, see “Item 5. Operating Financial Review and Prospects—D. Trend Information.”
     The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably our company and Sadia, but also Aurora—Cooperativa Central Oeste Caterinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is now owned by Cargill). The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more similar to commodities in nature.
     Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen do Brasil S.A., the specialty meats market in Brazil accounted for net sales of R$14.0 billion in 2008, representing an 11% increase over R$12.6 billion in 2007. Based upon information compiled by A.C. Nielsen do Brasil S.A., the frozen processed meats market represented net sales of approximately R$2.5 billion in Brazil in 2008, a 14% increase over R$2.2 billion in net sales in 2007. The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income, and marketing efforts, with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.
     In 2008, according to A.C. Nielsen do Brasil, the Brazilian market for dairy processed products totaled approximately R$3.7 billion, an increase of 9%, from R$3.4 billion in 2007. Brazil is one of the world’s largest consumers of dairy products. The size of the Brazilian margarine market was approximately R$2.3 billion in 2008, according to A.C. Nielsen do Brasil S.A.
Export Markets
     The global trade in poultry, pork and beef products has grown in recent years, according to the USDA, and meat consumption among major countries has also grown. Brazilian exports of chicken grew at an accumulated rate of 11% from January to December 2008, in terms of volume, from 3,287 thousand tons to 3,646 thousand tons. However, Brazilian exports of pork decreased at an accumulated rate of 13% in 2008, from 606 thousand tons to 529 thousand tons. In addition, Brazilian exports of beef decreased at an accumulated rate of 14% in 2008, from 1,615 thousand tons to 1,383 thousand tons. The worsening of the global economic and financial crisis in the fourth quarter of 2008 led to significant weakness in demand for pork, beef and poultry at the end of 2008, and this weakness has continued in the first half of 2009.
     In the milk and dairy products industry, Brazil has been exporting various products, especially powdered milk, since 2000, as an alternative to the domestic market, and the sales volume of powdered milk increased from only 229 tons in 2000 to 88.3 thousand tons in 2008, according to SECEX.
     Brazil has become a leading participant in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

     Global demand for Brazilian poultry, pork and beef products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry, beef and pork products and therefore will not accept Brazilian poultry, beef and pork for import). In addition, outbreaks of animal disease may result in bans on imports (e.g., in Russia, which banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.
     Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 424 confirmed human cases of avian influenza and 261 deaths, according to the World Health Organization, or “WHO,” with an increased number of deaths each year since 2003. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.
     Similarly, global trade in pork products has been negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. More than 11,000 cases and over 100 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but, as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Still, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada. Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in our export markets or in Brazil. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets.
     In export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry, and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts but also increasing volumes of processed food products.
Sales
     We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 56.4% of our net sales in 2008, 52.5% in 2007 and 53.6% in 2006. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 43.6%, 47.5% and 46.4% of our net sales in 2008, 2007 and 2006, respectively.
     The table below demonstrates the breakdown of our net sales for the periods indicated:

Breakdown of Net Sales	2008	2007	2006
Domestic Market	56.4%	52.5%	53.6%
Poultry	3.6%	2.7%	3.6%
Pork/Beef	1.4%	0.8%	1.1%

Breakdown of Net Sales	2008	2007	2006
Processed food products	35.1%	43.0%	43.7%
Milk	13.0%	2.8%	1.9%
Other	3.3%	3.2%	3.2%
Export	43.6%	47.5%	46.4%
Poultry	26.3%	28.0%	25.5%
Pork/Beef	7.2%	8.0%	10.9%
Processed food products	9.2%	11.5%	10.0%
Milk	0.9%	—	—

Total	100.0%	100.0%	100.0%
Overall Comparison of the Company’s Net Sales for the Three Years Ended December 31, 2008, 2007 and 2006
Domestic Market
     We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to over 100,000 supermarkets, wholesalers, retail stores, and food service and other institutional buyers. The table below sets forth our domestic net sales to supermarkets, retail stores, wholesalers and institutional buyers as a percentage of total domestic net sales for the periods indicated.

	2008	2007	2006
	(percentage of domestic net sales)
Supermarkets	63.2	63.9	63.5
Wholesalers	20.1	19.1	18.4
Food service and other institutional buyers	7.4	7.7	7.9
Retail stores	9.3	9.3	10.2

Total	100.0%	100.0%	100.0%

     In 2008, our five largest customers accounted for 16.4% of our domestic net sales, compared to 14.5% in 2007 and 14.7% in 2006. None of our customers accounted for more than 2.6% of our total net sales in 2008. One of our strategies is to continue to expand our food service client base, which already includes Burger King and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.
     Our domestic distribution network uses 28 distribution centers in 13 Brazilian states and the Federal District. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 38 cross-docking points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 20 of our distribution centers and lease the remaining eight centers, which are listed under “—D. Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.
     In certain areas of the country, we act through nine exclusive third-party distributors, which operate in Apucarana, Cascavel and Foz do Iguaçu in the State of Paraná; Cuiabá in the State of Mato Grosso; Campos dos Goytacazes, Três Rios and Nova Friburgo in the State of Rio de Janeiro; Vilhena in the State of Rondônia; and Rio Branco in the State of Acre.
Export Markets
     We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other regions. The table below sets forth a breakdown of our export net sales and sales volumes by region as percentages of total export net sales and total export sales volumes for the periods indicated.

	2008		2007		2006
	Export	Total	Export	Total	Export	Total
	Net Sales	Tons	Net Sales	Tons	Net Sales	Tons
	(%)	(%)	(%)	(%)	(%)	(%)
Europe:
Germany	5.4	5.1	7.2	5.6	5.9	5.1
England	6.0	3.8	6.5	4.0	7.7	4.3
Netherlands	2.2	1.4	2.1	1.2	2.8	2.2
Others	8.6	6.3	13.9	10.5	12.2	9.7

Total	22.2	16.6	29.7	21.3	28.6	21.3

Far East:
Japan	12.1	9.3	11.4	10.8	12.7	11.2
Hong Kong	6.9	9.2	7.9	9.3	6.6	8.7
Singapore	2.3	2.3	3.1	3.2	3.7	3.7
Others	1.6	1.8	2.5	2.8	2.3	2.1

Total	22.9	22.6	24.9	26.1	25.3	25.7

Eurasia:
Russia	12.4	9.9	11.7	10.7	10.9	9.2
Others	2.2	2.2	4.0	4.8	6.6	6.6

Total	14.6	12.1	15.7	15.5	17.5	15.8

Middle East:
Saudi Arabia	13.4	14.5	13.5	15.5	14.0	17.2
United Arab Emirates	3.5	4.2	2.3	2.8	2.0	2.6
Kuwait	2.5	3.3	2.3	2.9	1.4	1.9
Others	6.2	7.7	4.5	5.5	3.5	4.4

Total	25.6	29.7	22.6	26.7	20.9	26.1

Africa, the Americas and Other	14.7	19.0	7.1	10.4	7.7	11.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Competition
Domestic Market
     We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil. Our principal domestic competitors are Aurora and Seara and, historically, Sadia.
     In the specialty meats market, we had a 25.7% market share by sales volume in 2008, while Sadia, Aurora and Seara had market shares of 27.2%, 8.3% and 4.2%, respectively, according to A.C. Nielsen do Brasil S.A. The specialty meats market accounted for estimated revenues of approximately R$14.0 billion in Brazil in 2008, compared to R$12.6 billion in 2007, an increase of 11%. Since 1995, this market has had annual average growth of 9.9% in terms of sales volume. The four largest players accounted for 65.4% of the market in 2008, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players.
     The following graph shows the historical market share (in percentages) of our company and our major competitors, by sales volume, in specialty meats for the periods indicated.

Market Share – Specialty Meats %
By Volume
Source: A.C. Nielsen do Brasil S.A.
YTD: January 2008 –December 2008
     In the frozen processed meats market (which includes hamburgers, steaks and breaded meat products, kibes and meatballs), we had a 35.5% market share by sales volume from December 2007 through November 2008, while Sadia and Seara held market shares of 34.1% and 6.8%, respectively, according to A.C. Nielsen do Brasil S.A. Marfrig is the fourth largest player in the market with a market share of 3.1% during that period. Since 1995, the market has had average annual growth of 15.9% in terms of sales volume. The frozen processed meat market accounted for estimated revenues of approximately R$2.5 billion in Brazil in 2008, compared to R$2.2 billion in 2007, an increase of 14%.
     The graph below shows the market share of our company and our major competitors, by volume, in frozen processed meats for the periods indicated.

Market Share – Frozen Meats %
By Volume
Source: A.C. Nielsen do Brasil S.A.
YTD: December 2007 – November 2008
     In the frozen pasta market (which includes lasagnas and other products), we had a 37.4% market share by sales volume in December 2007 through November 2008, while Sadia had a market share of 50.6%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$425 million in 2008, compared to R$397 million in 2007, an increase of 7%. The frozen pasta market grew at an annual average rate of 23.9% from 1998, when we entered the market, to 2008, in terms of sales volume.
     In the frozen pizza market, we had a 34.5% market share by sales volume from January through December 2008, while Sadia had a market share of 33.8% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated revenues of R$387 million in 2008, compared to R$381 million in 2007, an increase of 2%. The frozen pizza market grew at an annual average rate of 12.7% from 2000 to 2008 in terms of sales volume.
     In the dairy products market, we had a 14.0% market share by sales volume from December 2007 through November, 2008, while Danone, Nestlé and Paulista had market shares of 17.0%, 16.5% and 6.5%, respectively, according to A.C. Nielsen do Brasil S.A. The dairy products market accounted for estimated revenues of approximately R$3.7 billion in Brazil in 2008, compared to R$3.4 billion in 2007, an increase of 9%. Since 2003, this market has had annual average growth of 6.4% in terms of sales volumes.
     The following graph shows the market share (in percentages) of our company and our major competitors, by sales volume, in dairy products for the periods indicated.

Market Share — Dairy Products %
By volume
Source: AC Nielsen
YTD: December 2007 — November 2008

* Includes Batavo and Elegê beginning in 2006
     In the margarine market, we had an 18.0% market share by sales volume from December 2007 through November 2008, while Qualy and Delícia had market shares of 34.5% and 12.7%, respectively, according to A.C. Nielsen do Brasil S.A. The margarine market accounted for estimated revenues of approximately R$2.3 billion in Brazil in 2008, according to A.C. Nielsen do Brazil S.A.
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
     In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. Due to the characteristics of processed food products, with production concentrated among a smaller number of companies and supply aimed at a more restricted group of consumers, we believe the sales volume of processed food products will maintain its trend of growth registered between 2005 and 2007. In addition, since the market for processed food products is still growing in Brazil, we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years.
Export Markets
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
     The table below sets forth the main Brazilian exporters’ percentage of poultry and pork markets in 2008, by total sales volumes.

Company	Percentage of Brazilian Exports — Poultry
Sadia	23.31%
Perdigão	21.93%
Seara	11.86%
Frangosul	10.01%
Marfrig	4.72%
Source: Abef — Associação Brasileira de Produtores e Exportadores de Frango (Brazilian Poultry Producers and Exporters Association)

Company	Percentage of Brazilian Exports — Pork
Perdigão	21.64%
Sadia	17.41%
Aliben	14.20%
Seara	11.15%
Plamplona	8.41%
Aurora	6.84%
Source: Abipecs — Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (Brazilian Pork Producers and Exporters Association)
     In our export markets, we compete primarily based on quality, cost, selling price and service to our customers.
Distribution of Products
Domestic Market
     We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our cross-docking facilities. We reach approximately 98% of the Brazilian population through a nationwide distribution network. As of December 31, 2008, we operated 28 distribution centers and 38 cross-docking points.
Shipment of Products
     We export our products primarily through the port of Itajaí and Navegantes in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses that we lease under long-term leases and that are located near the ports. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.
     In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.

     The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but they also tend to last longer than strikes by government agents. In 2005, in the third quarter of 2007 and from March to April 2008, for example, sanitary inspectors struck for approximately one month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.
Export Markets
     Our sales and distribution efforts abroad are coordinated through sales offices in England, Japan, The Netherlands, Russia, Singapore, Italy, Hungary, Austria and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.
     Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and in 15 of those countries, we are able to deliver products within approximately two days of receiving an order. We intend to expand our distribution network to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe where doing so would allow us to distribute those products more effectively, as we have done with the Plusfood acquisition.
     Far East. In Japan, our biggest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet.
     Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.
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

C. Organizational Structure — See “Item 4—Corporate Structure.”
D. Property, Plant and Equipment
Production
     We have a number of production facilities throughout Brazil. We currently operate 25 meat processing plants, one margarine plant, 23 hatcheries, 13 animal feed mills, 15 dairy/dessert processing plants, 13 milk collection points and a soybean processing plant.
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
     We also operate 27 grain purchasing branches (eight of which we own), through which we purchase corn needed for our animal feed production.
     The table below sets forth our production facilities.

Production Plant	State of Location	Activities
Bom Conselho**	Pernambuco	Industrialized plant
Bom Retiro do Sul	Rio Grande do Sul	Meat processing
Capinzal	Santa Catarina	Poultry slaughtering and poultry processing
Carambeí	Paraná	Pork and poultry slaughtering (including turkey); chicken, turkey and pork processing
Caxias do Sul*	Rio Grande do Sul	Pork slaughtering
Dourados	Mato Grosso do Sul	Poultry slaughtering
Herval D’Oeste	Santa Catarina	Pork slaughtering and pork processing
Jataí	Goiás	Poultry slaughtering and poultry processing
Jaragua do Sul*	Santa Catarina	Pork slaughtering
Lages	Santa Catarina	Pasta, pizza and cheese bread processing; beef processing
Lajeado	Rio Grande do Sul	Pork and poultry slaughtering and pork processing
Marau (3 plants)	Rio Grande do Sul	Pork and poultry slaughtering and processing
Mato Castelhano*	Rio Grande do Sul	Pork slaughtering
Mineiros	Goiás	Special poultry (turkey) slaughtering and processing
Mirassol D’Oeste	Mato Grosso	Beef plant
Nova Mutum	Mato Grosso	Poultry slaughtering and processing
Porto Alegre	Rio Grande do Sul	Poultry slaughtering
Rio Verde	Goiás	Pork and poultry slaughtering; poultry, pork, pies and pasta processing
Salto Veloso	Santa Catarina	Poultry, pork and beef processing
São Gonçalo dos Campos	BA	Poultry slaughtering and processing
Serafina Corrêa	Rio Grande do Sul	Poultry slaughtering
Videira	Santa Catarina	Pork and poultry slaughtering and processing
Videira	Santa Catarina	Pork and poultry slaughtering

Production Plant	State of Location	Activities
Dairy products:
Amparo*	São Paulo	Dairy products
Barra Mansa*	Rio de Janeiro	Dairy products
Bom Conselho**	Pernambuco	Dairy products
Carambeí	Paraná	Dairy products
Conceição do Pará*	Minas Gerais	Dairy products
Concórdia	Santa Catarina	Dairy products
Ijuí	Rio Grande do Sul	Dairy products
Itatiba*	São Paulo	Dairy products
Itumbiara	Goiás	Dairy products
Ravena	Minas Gerais	Dairy products
Santa Rosa	Rio Grande do Sul	Dairy products
São Lourenço	Rio Grande do Sul	Dairy products
São Paulo*	São Paulo	Dairy products
Teutônia	Rio Grande do Sul	Dairy products
Três de Maio**	Rio Grande do Sul	Dairy products
Soybean and margarine:
Valinhos	São Paulo	Margarine processing
Videira	Santa Catarina	Soybean crushing

*	Production facilities owned and operated by third-party producers who produce according to our specifications.

**	Under construction.
     Some of our real estate assets are subject to liens incurred to secure our obligations under financing agreements, as described in note 13 of our consolidated financial statements included elsewhere in this document, as well as liens with respect to payment of taxes and legal proceedings.
Distribution
     We operate 28 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased
Belém, Pará	Leased
Belo Horizonte, Minas Gerais	Owned
Baurú, São Paulo	Owned
Brasília — Distrito Federal	Owned
Campinas, São Paulo	Owned
Embú, São Paulo	Owned
Fortaleza, Ceará	Owned
Itajaí, Santa Catarina	Leased
Manaus, Amazonas	Leased
Marau, Rio Grande do Sul	Owned
Recife, Pernambuco	Leased
Rio de Janeiro, Rio de Janeiro	Owned
Rio Verde, Goiás	Owned
São José dos Pinhais, Paraná	Leased
Santos, São Paulo	Owned
Salvador, Bahia	Owned
Videira*, Santa Catarina	Owned
Vitória, Espírito Santo	Owned
Bom Conselho, Pernambuco	Owned
Carambeí, Paraná	Owned

Distribution Centers	Owned or Leased
Concórdia, Santa Catarina	Owned
Esteio, Rio Grande do Sul	Leased
Teutônia, Rio Grande do Sul	Owned
São Gonçalo dos Campos, Bahia	Leased
Rio de Janeiro, Rio de Janeiro	Leased
Ijuí, Rio Grande do Sul	Owned
Lajeado, Rio Grande do Sul	Owned
Ravena — Minas Gerais	Owned
     We also own administrative offices in São Paulo in the State of São Paulo and in Videira in the State of Santa Catarina, and we lease an administrative office in Itajaí, Santa Catarina. We lease ten sales offices abroad.
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
     We retain professionals with training in risk and waste management capable of prompt action in emergency situations. All our meat processing plants were built in compliance with applicable environmental laws relating to the disposal of effluents and waste. In addition, our Marau facility was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool that seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to the certification under ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series), respectively. The Salto Veloso and Capinzal units have ISO 9001 certification. In 2008, the units of Serafina Corrêa, Marau-suínos, Herval D’Oeste, and Lages received the ISO-9001, ISO-14001 and OHSAS-18001 certifications.
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

     On October 7, 2008, we executed a consent agreement (termo de ajuste de conduta) with the municipality of Mirassol D’Oeste. Pursuant to this consent agreement, we agreed to pay R$100,000 in damages and make a donation of 100,000 forest seedlings to entities indicated by the Public Ministry of Mato Grosso State. On October 3, 2007, we executed a consent agreement (termo de ajuste de conduta) with the municipality of Rio Verde, in the State of Goiás, which requires us to pay indemnification of approximately R$1.5 million, for which we have recorded reserves, and to make investments to improve our rainwater capture systems to avoid accidents, such as the involuntary disposal of organic waste into a river close to one of our plants on September 14, 2007. We paid the indemnification in full and are currently in compliance with the other obligations to make investments and improvements under the consent agreement.
     Partnerships with integrated outgrowers is one of the strategies we use to ensure that our activities and those of our suppliers are performed according to world environmental standards. We are responsible for our integrated outgrowers’ licensing projects and provide technical support and guidance on the best way to manage environmental issues.
     We are also aware of the need to increase and expand our environmental control systems in line with the pace of growth and diversification expected over the next few years. All new investments involving an increase in production must build enhanced effluent treatment plants and fuel and steam generation capacity to meet standards already reached elsewhere and, if possible, improving these indicators. In 2006, we invested R$8.1 million to expand and adapt the effluent treatment systems at the Marau, Rio Grande do Sul; Herval D’Oeste, Santa Catarina; Videira, Santa Catarina; Rio Verde, Goiás and Nova Mutum, Mato Grosso industrial units in light of increased production capacity. On World Environment Day, we unveiled a new Effluent Treatment Station (ETE) at the Capinzal, Santa Catarina unit, where R$7.5 million was invested. In 2008 we invested R$10.2 million to expand and adapt the effluent treatment systems.
Insurance Coverage
     We purchase insurance to cover the following risks: (1) fire, windstorm, lightning, explosions and other risks to our property, plant and equipment and inventories, with maximum coverage per occurrence of R$80 million, subject to sub-limits; (2) damages for loss of profits, with maximum coverage per occurrence of R$73 million, in case of fire, lightning or explosions, and R$7.3 million, in case of floods; (3) domestic transportation risks, with maximum coverage per occurrence from R$0.1 million to R$2 million, for which the amounts are calculated based on the registered cargo; (4) international transportation risks, with maximum coverage per occurrence of U.S.$5 million, depending on the shipping terms; and (5) other coverage, including general civil liability, directors’ and officers’ liability and vehicle insurance. The total coverage of our property, plant and equipment and inventories described in items (1) and (2) above was R$4.3 billion at December 31, 2008, compared to R$2.1 billion at December 31, 2007 and R$1.7 billion at December 31, 2006.
Intellectual Property
     Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the Perdigão and Batavo brands in the domestic market and under the Perdix, Fazenda, Borella, Confidence and other brands in our export markets, as described in “—Sales and Distribution—Marketing.”
     We also use several brands for specific products or product lines. In the domestic market, these brands include Chester®, Turma da Mônica (license trademark, with contract until 2013), Confiança, Escolha Saudável, Toque de Sabor (for Lasagnas), Doriana, Claybom, Pense Light, Bio Fribas, Naturis, Ouro and Nabrasa.
     In export markets, we use the following brands: Halal (in the Middle East other than Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in several Middle Eastern countries).
     We commenced sales of margarine in December 2005. We purchase margarine from an agricultural cooperative supplier for resale by us. We initially sold margarine under two brand names (Turma da Mônica and Borella). In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil.

     In February 2008, we completed the acquisition of Eleva Alimentos S.A., assuming all its rights and obligations, including the trade mark Elegê. In April 2008, we also acquired Maroca e Russo Indústria e Comércio Ltda. (Cotochés) and assumed all its rights and obligations, including the regional brand Cotochés.
     Finally, we are owners of several domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “escolhasaudavel.com.br,” “perdix-international.com.br” and “toquedesabor.com.br.”
Regulation
     The Brazilian Ministry of Agriculture regulates our activities through the Secretary for Agriculture and Cattle Breeding Defense (Secretaria de Defesa Agropecuária) and the Animal Products Inspection Department (Departamento de Inspeção de Produtos Animais). This department is responsible for issuing of regulations, conducting inspections and providing legal support relating to livestock, animal breeding, food processing and any other activity involving animal-related affairs in the Brazilian territory. Under applicable regulations, facilities that handle animal products must obtain permits and authorizations from the Federal Inspection Service of the Federal Office of the Ministry of Agriculture (Serviço de Inspeção Federal da Delegacia Federal do Ministério da Agricultura, Pecuária e Abastecimento), including a license to operate each facility, and must submit to periodic monitoring by the Brazilian state where the facility is located.
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
ITEM 4A. Unresolved Staff Comments
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating and Financial Review and Prospects
Overview
     We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 2,500 SKUs, which we distribute to customers in Brazil and in more than 110 other countries. Our products currently include:
•	frozen whole and cut chickens;

•	frozen pork cuts and beef cuts;

•	processed food products, such as the following:
•	marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•	specialty meats, such as sausages, ham products, bologna, frankfurters, salamis, bacon and other smoked products;

•	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

•	frozen prepared entrees, such as lasagnas and pizzas, as well as other frozen foods, including vegetables, cheese bread, pies and pastries;

•	dairy products, such as cheeses, powdered milk and yogurts;

•	juices, soy milk and soy juices; and

•	margarine;
•	milk; and

•	soy meal and refined soy flour, as well as animal feed.
     In the domestic market, the Company operates under such brand names as Perdigão, Chester®, Batavo, Elegê and Turma da Mônica (under license), which we believe are among the most recognized brands in Brazil. In August 2007, we acquired from Unilever, the Doriana, Delicata and Claybom brands, which are used for our margarine products. We also formed a joint venture with Unilever to manage the Becel and Becel ProActiv branded margarine products and identify other business opportunities. We also have well-established brands in foreign markets, such as Perdix, which is used in most of our export markets; Fazenda, in Russia; and Borella, in Saudi Arabia.
     We are a leading producer in Brazil of specialty meats (market share of approximately 25.7% from January to December 2008), frozen processed meats (market share of approximately 35.5% from December 2007 to November 2008, dairy processed products (market share of approximately 14.0% from December 2007 to November 2008) and margarines (market share of approximately 18.0% from December 2007 to November 2008), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A. We also sell our frozen poultry, pork and beef products in the domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 28 distribution centers. We operate 25 meat processing plants of which 21 are owned (one is under construction) and 4 are owned by third parties but process meat for us according to our directions, 23 hatcheries, 21 of which are owned, 13 animal feed mills, 15 dairy processing plants of which 10 are owned (two are under construction) and five are owned by third parties, a margarine processing plant (through a joint venture with Unilever), 13 milk collecting centers and one soybean processing plant.
     We are the second largest Brazilian exporter of poultry products, based on export sales volumes in 2008, according to ABEF, and we believe are among the largest such exporters in the world. We are also the leading Brazilian exporter of pork products, based on export sales volumes in 2008, according to ABIPECS.
     In the milk and dairy product industry, we are a leader in sales of UHT milk in Brazil, with a 17.2% market share, based on volumes of sales from January to December 2008, according to the A.C. Nielsen do Brasil S.A. We have an 8.5% market share of the Brazilian production of powdered milk, according to the USDA.
Principal Factors Affecting Our Results of Operations
     Our results of operations, financial condition and liquidity have been, and will continue to be, influenced by a broad range of factors, including:
•	Brazilian and global economic conditions;

•	the effect of trade barriers and other import restrictions;

•	concerns regarding avian influenza and other animal diseases;

•	the effect of demand in our export markets on supply in the domestic market, including the effect of actions by our major Brazilian competitors and of temporary increases in supply by producers in other countries;

•	commodity prices;

•	exchange rate fluctuations and inflation;

•	interest rates; and

•	freight costs.
     We describe these factors in greater detail below.
Brazilian and Global Economic Conditions
     Growth rates in the Brazilian economy have risen considerably in recent years. GDP growth was 2.3% in 2005, 2.9% in 2006, 5.4% in 2007 and 5.1% in 2008, according to the IBGE. Although the Brazilian economy has shown positive growth trends in the past few years, the economy has recently been affected by factors that include:
•	the global economic crisis since late 2007, which first affected our export sales and later affected our domestic market sales;

•	the steady appreciation of the real against the U.S. dollar from 2004 through 2007, followed by the sharp 31.9% devaluation of the real against the U.S. dollar in 2008; and

•	volatility in commodity prices and oil prices, exacerbated by the global economic crisis.
     From 2003 to 2007, the devaluation of the U.S. dollar against other currencies and the conservative monetary and fiscal policies of the current government led to an appreciation of the real in relation to the U.S. dollar. The basic interest rate increased until June 2003, when the Central Bank began to decrease it, reaching 11.25% in April 2008.
     In 2008, in the midst of the global economic crisis, the real depreciated against the U.S. dollar by 31.94%. In 2008, the Central Bank reversed the interest rate trend, increasing the basic interest rate to 13.75%.
     The Brazilian economy remains highly susceptible to political and economic changes in Brazil, in other emerging markets and in the global economy. Brazilian macroeconomic factors also have a direct effect on domestic demand for our products. For example, demand for our specialty meats, frozen processed meats and other frozen foods among the low-income population in Brazil is significantly affected by levels of disposable income. After significant decreases in real income from 1998 through 2004, real income grew from 2005 to 2008. Real income and nominal salaries in Brazil in 2008 were 3.4% and 9.9% higher, respectively, than those in 2007. Due to the global economic crisis, however, this data may not translate into increased domestic food consumption going forward.
     The average unemployment rate in Brazil in recent years was also lower than historical levels, reaching 6.8% in December 2008, according to the IBGE. As global economic conditions deteriorated significantly in 2008, the Brazilian economy began to be increasingly affected, leading to decreases in industrial output and higher unemployment rates in 2009, with unemployment reaching 9.0% in March 2009, according to the IBGE.
     These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and have continued to do so in 2009. For information about certain expected macroeconomic trends for 2009, see “—Trend Information.”

Effects of Trade and Other Barriers
     We monitor trade barriers and other import restrictions in the poultry, pork and beef markets outside Brazil because these restrictions significantly affect demand for our products and the levels of our export sales. These restrictions often change from period to period, as illustrated by these examples:
•	In late 2005, Russia, the largest import market for our pork cuts, banned imports of Brazilian pork due to outbreaks of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. In April 2006, Russia lifted the ban on imports from the State of Rio Grande do Sul. Although we responded to the ban by dedicating our production of pork cuts in Rio Grande do Sul to the Russian market, the ban had an adverse effect on our results of operations in the first half of 2006. In addition, when we shift production among our facilities to respond to trade restrictions like this one, we incur additional production costs.

•	In the first half of 2006, our exports of poultry cuts to Russia were significantly lower than in the same period in 2005 because of a delay in allocating quotas for poultry products. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation.

•	In 2005, in a proceeding before the World Trade Organization, Brazil obtained a favorable result in a panel against the European Union involving the classification of exports of salted chicken breast meat. The European Union has introduced quotas on imports of Brazilian salted chicken breast, marinated turkey breast and processed chicken. Since July 2007, Brazil has been granted a majority share of these quotas. While the quotas establish lower import tariffs for the products mentioned above, the import of the same products and others continues to be permitted at the traditional import tariffs for unprocessed products.

•	In December 2007, Russia started to reopen its market to imports of Brazilian beef and pork products from certain states of Brazil and currently has its market open to imports from most states, including the States of Santa Catarina, São Paulo, Paraná, Mato Grosso do Sul, Minas Gerais and Goiás.

•	Ukraine also restricted pork imports for the retail market, on which higher taxes are levied, for a period through December 2008. More recently, in March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil. We were asked to answer a questionnaire from the Ministry of Economy of Ukraine in connection with the investigation.
     In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long term, these restrictions affect the rate of growth of our business.
Effect of Animal Diseases
Avian Influenza (H5N1)
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

     In the second half of 2006, poultry exports, demand, production and global inventories gradually improved. Poultry exports also increased in 2007 and in 2008. However, if there are significant numbers of new avian influenza cases in humans, even if they do not occur in any of our markets, then demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans may negatively impact our business, due to the public sensitivity to the disease.
     The Brazilian Ministry of Agriculture established a plan for the prevention of outbreaks of avian influenza and Newcastle disease in April 2006, providing for the inspection of Brazilian states’ sanitary systems. The states that have voluntarily adhered to the government plan were inspected based on several criteria, including the existence and sufficiency of emergency plans, adequacy of veterinary care and compliance with the rules of the government plan for poultry health.
     In addition to the Brazilian government plan, we have implemented our own regionalization plan to minimize the transportation of raw materials and finished products across state lines and to allow us to isolate production in any state in which an outbreak of an animal disease may occur. We could incur costs in connection with the implementation of the Brazilian government plan and our own regionalization plan.
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
     New cases of avian influenza reported in the international market did not materially affect the demand for our products in 2007 or 2008.
A(H1N1) Influenza (“Swine Flu”)
     In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. In April 2009, the analysis of samples collected in cases of flu symptoms by the U.S. and Mexican governments identified a new subtype of the Influenza A(H1N1) virus, classified as “A/CALIFORNIA/04/2009,” which had not been previously detected in humans or swine. Influenza A(H1N1) is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the WHO, there is no relation between those infected with Influenza A(H1N1) and contact with persons living near swine or the consumption of pork and pork-derived products.
     More than 11,000 cases and over 100 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a global pandemic. Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Even so, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada.
     To date, Brazil has a number of documented cases of A(H1N1) influenza. A significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. In addition, any outbreak of A(H1N1) influenza in Brazil could lead to restrictions on the export of some of our products to key export markets.
     Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of this disease anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets.

Other Animal Diseases
     Demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states were banned in Russia from 2005 to 2007 due to cases of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. Although we do not raise hogs in Mato Grosso do Sul and our Carambeí plant in Paraná accounts for only 12% of our total hog production, these bans affected Brazilian imports into Russia generally and required us to shift pork production for the Russian market to Rio Grande do Sul, the only Brazilian state that was not been subject to the ban, until Russia lifted restrictions on imports from an additional eight Brazilian states in December 2007. Our net sales of pork cuts in our export markets were negatively affected by this ban, especially in the first half of 2006.
Effect of Export Market Demand on the Domestic Market
     Fluctuations in demand for poultry, pork and beef products in our export markets often have an indirect effect on the supply and the selling prices for those products in the domestic market. When concerns about global outbreaks of animal diseases, imposition of trade barriers and other factors lead to a demand decrease in key export markets, we and our principal Brazilian competitors in those markets often attempt to redirect those products to the domestic market. The resulting increases in supply in the domestic market generally lead to a decrease in selling prices, which affects our net sales in the domestic market. Global concerns about avian influenza and the Russian restrictions on Brazilian pork imports, for example, were largely responsible for a 5.3% average decrease in selling prices for our pork, poultry, beef, milk and processed food products in the domestic market in the first half of 2006, with the prices of poultry, pork and beef that are more similar to commodities in nature declining more than 10% in that period.
     Similarly, the abrupt decline in export prices in the fourth quarter of 2008 and the beginning of 2009 due to the effect of the global economic crisis on export market demand caused an oversupply of products in the domestic market as Brazilian producers, including our company, redirected products to the Brazilian market, negatively affecting average selling prices.
     We closely monitor the actions of our major competitors because, among other things, their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence demand and supply both in the domestic market and our export markets. In the domestic market, for example, our three largest competitors in specialty meats had a combined 39.7% market share by sales volume in 2008, and our three largest competitors in frozen processed meats had a combined 44% market share by sales volume in 2008, in each case according to A.C. Nielsen do Brasil S.A. See “Item 4. Information on the Company—Business Overview—Competition.” Such concentrations of market share sometimes give our competitors the ability to significantly influence selling prices in our markets through the volumes they choose to sell in those markets. In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.
Commodity Prices
     Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices for soy meal and soybeans and, to a lesser extent, corn, and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 24.3% of our cost of sales in 2008, 23.9% in 2007 and 22.5% in 2006. Although we produce most of the hogs we use for our pork products, we purchased approximately 11.0% of our hogs from nearby producers in 2008 and an additional 4.0% on the spot market in 2008.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2008, the average corn price quoted on the Chicago Board of Trade (CBOT) was 42.2% higher than the average price in 2007. Soybean prices also increased by 40.5% in 2008 compared to 2007. Moreover, in 2007, prices of both commodities had already risen more than 40% compared to 2006, meaning that in a two-year period, prices for these grains almost doubled in the international markets. The effect of increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.
     Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities. For example, in the fourth quarter of 2008, as the global economic crisis increasingly affected demand for products like ours, we were forced to decrease our selling prices even though we had experienced the significant increases in raw material prices described above during the first three quarters of 2008.
     The following graph illustrates the movements in the price of corn in Cascavel in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Agra Informa Ltda., or “Agra-FNP,” a private Brazilian firm.
Wholesale Corn Prices at Cascavel, State of Paraná (R$  per 60Kg sack)
Source: Agra-FNP
     Current Brazilian government estimates of the Brazilian corn harvest in 2008-2009 forecast 51.4 million tons, according to a survey undertaken by the National Supply Company (Companhia Nacional de Abastecimento) or “CONAB,” an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply, in May 2009. This estimate represents a 12.4% decrease from the 58.7 million tons harvested in 2007-2008. Of these 51.4 million tons, 44.0 million tons are forecasted for the summer crop and 17.4 million tons for the second crop (safrinha), to be harvested up to early August this year. The expected decrease in total corn production is due to reduced corn prices, the credit crunch in the fourth quarter of 2008 and dry weather.

     The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Agra FNP.
Wholesale Soybean Prices at Ponta Grossa, State of Paraná (R$  per 60Kg sack)
Source: Agra-FNP
     According to a survey released by CONAB in May 2009, current Brazilian government estimates of the Brazilian soybean harvest in 2008-2009 forecast 57.6 million tons. This estimate represents a 4.0% decrease over the soybean harvest in 2007-2008. The estimated total area for the soybean harvest 2008-2009 is 21.7 million hectares. This estimate represents a 1.6% increase over the soybean harvest in 2007-2008.
     The estimated total exports of soybeans in the 2008-09 harvest is 25 million tons, which represents a 2% increase over the 2007-08 harvest (24.5 million tons). Inventory volumes for the 2008-09 harvest may be reduced compared to 2007-08. CONAB estimates Brazilian inventories of 3 million tons, while in the last season stocks reached 4.5 million tons.
     Brazilian exports of soybeans from January through December 2008 totaled 24.5 million tons. Revenues from exports in 2008 totaled U.S.$10.9 billion, with an average price of U.S.$447 per ton, compared with an average price of U.S.$283 per ton in 2007.
     For information about certain expected trends in commodity prices for 2009, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Raw Materials.”

Effects of Exchange Variations and Inflation
     The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2008		2007		2006		2005		2004
Appreciation (depreciation) of the real against the U.S. dollar)		(31.9)%		16.3%		9.5%		13.4%		8.8%
Period-end exchange rate (U.S.$1.00)	R$	2.34	R$	1.77	R$	2.14	R$	2.34	R$	2.65
Average (daily) exchange rate (U.S.$1.00) (1)	R$	1.84	R$	1.95	R$	2.18	R$	2.44	R$	2.93
Inflation (INPC) (2)		6.5%		5.2%		2.8%		5.1%		6.1%
Inflation (IPCA) (3)		5.9%		4.5%		3.1%		5.7%		7.6%
Inflation (IGP-M) (4)		9.8%		7.6%		3.8%		1.2%		12.4%

Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1)	The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

(2)	The National Consumer Price Index (Índice Nacional de Preços ao Consumidor), or “INPC,” is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in eleven metropolitan areas of Brazil.

(3)	The National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

(4)	The General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.
     Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports. For example, in 2008, our export volumes increased 34.8%, while our net sales from exports increased 57.7% as a result of the significant devaluation of the real against the U.S. dollar during that period.
     The prices of soy meal and soybeans, which are important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree than the price of soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.
     We had total foreign currency-denominated debt obligations in an aggregate amount of R$4.138 million at December 31, 2008, representing 77% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.
     Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs.

The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to long-term contracts that contain periodic inflation adjustments according to the IGP-M index.
     In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers’ syndicates and unions. Generally, unions follow the INPC as a parameter for their negotiations.
Effects of Interest Rates
     Our financial expenses are significantly affected by movements in Brazilian and foreign interest rates. At December 31, 2008, 70% of our total liabilities from debt obligations and derivative instruments of R$3,747.0 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six-month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.
     The table below shows the average interest rates to which we are exposed:

	Average Interest for the Year Ended December 31,
	2008	2007	2006
	(%)	(%)	(%)
TJLP	6.25	6.37	7.87
CDI	12.28	11.91	15.23
Six-month LIBOR	3.06	5.25	5.27
Freight Costs
     The cost of transporting our products throughout our domestic distribution network and to our export customers is significant and is affected by fluctuations in the price of oil. In the year ended December 31, 2008, freight costs represented approximately 8.9% of our net sales (9.2% in the year ended December 31, 2007). For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.
Share Reclassification and Related Share Split
     In March 8, 2006, our shareholders approved (1) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares and (2) a related three-for-one share split of our common shares. The share reclassification and related share split became effective on April 12, 2006. We undertook the share reclassification in connection with our voluntary adherence to the higher corporate governance and disclosure requirements of the São Paulo Stock Exchange’s Novo Mercado. As a result of the share reclassification and share split, our share capital consists solely of common shares, and each of our common shares was split into three common shares. In accordance with Brazilian GAAP, per share data and other information in this document have not been adjusted to give effect to the share reclassification and related share split, except for per share data and other information as of and for the year ended December 31, 2006. However, the per share data in accordance with U.S. GAAP that is presented in “Item 3. Key Information—Selected Financial Data” and Note 24 to our audited consolidated financial statements in this form have been adjusted to reflect the share reclassification and the share split.
     On February 21, 2008, our board of directors approved the merger of 54% of the shares held by the shareholders of Eleva into Perdigão S.A. at an exchange ratio of 1.74308855 shares of Eleva for one share of Perdigão, for a total amount of 20,256,751 issued shares.

Results of Operations
     The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this form. The consolidated financial statements are prepared in accordance with Brazilian GAAP, which differ in certain significant respects from the U.S. GAAP.
     The following table sets forth the components of our results of operations as percentage of net sales.

	Year ended December 31,
	2008	2007	2006
	(%)	(%)	(%)
Net sales	100.0	100.0	100.0
Cost of sales	75.8	71.8	74.2
Gross profit	24.2	28.2	25.8
Operating expenses:
Selling expenses	16.6	19.3	20.6
General and administrative expenses	1.2	1.2	1.4
Management compensation	0.2	0.2	0.2
Operating income before financial expenses and other	6.2	7.6	3.7
Financial expenses, net	5.5	1.6	2.5
Other operating (expense) income, net	2.3	0.2	0.2
(Loss) Income before taxes, profit sharing and participation of non-controlling shareholders	1.6	5.8	1.4
Income and social contribution taxes benefit (expense)	2.2	0.5	1.2
Employees’ profit sharing	0.1	0.4	0.2
Management profit sharing	0.0	0.0	0.0
Non-controlling shareholders	0.0	0.0	0.1

Net income	0.5	4.8	2.3

Presentation of Net Sales Information
     We report net sales after deducting taxes on gross sales and discounts and returns. In 2008, we had total sales deductions of R$1,768.3 million from gross sales of R$13,161.3 million, compared to total sales deductions of R$1,155.2 million from gross sales of R$7,788.6 million in 2007. Our total sales deductions can be broken down as follows:
•	ICMS Taxes. ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate is 9.5%.

•	PIS and COFINS Taxes. The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS.

•	Discounts, Returns and Other Deductions. Deductions, returns and other deductions are unconditional discounts granted to domestic customers, product returns by domestic customers and other deductions from gross sales in the domestic market.
     Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes, and our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

     In 2008, deductions from gross sales to calculate domestic net sales increased 53.1% compared to 2007 an increase lower than the increase in net sales of 71.8%, primarily due to the incorporation of Eleva from January 1, 2008, which concentrates its production in dairy products that are subject to lower taxes on sales (PIS and COFINS taxes and ICMS) than other product lines. In 2007, deductions from gross sales to calculate domestic net sales increased 28.9% compared to 2006, higher than the increase in net sales, because domestic net sales (on which PIS and COFINS and ICMS taxes are assessed) increased more than export net sales.
Segment Presentation
     We operate in two business segments: the domestic market and the export markets. In each market, we produce and distribute poultry, pork/beef, processed food, milk and other products. Dairy products are included under processed foods. We report net sales and operating income before net financial expenses by market. Because we use the same assets to produce products for both our domestic and export markets, we do not identify assets by market. Currently, under Brazilian GAAP, there is no requirement to present segments of an enterprise. See note 24 to our consolidated financial statements.
Limits on Comparability of Our Financial Statements
     Our results of operations for the year ended December 31, 2008 include the effects of the Eleva acquisition (among other acquisitions that occurred in 2008) since January 2, 2008 and are therefore not fully comparable to our results of operations for the year ended December 31, 2007. Because of the merger of Eleva’s operations into our operations, the contribution of Eleva to each line item set forth for the year ended December 31, 2008 is not available. For more information on our acquisitions in 2008, including the Eleva acquisition, see note 24.1(g) to our consolidated financial statements.
Year Ended December 31, 2008 Compared with Year Ended December 31, 2007
Net Sales
     Our net sales increased 71.8% to R$11,393.0 million in 2008 from R$6,633.4 million in 2007. Our net sales increased in both the domestic and the export markets, primarily as a result of (1) a 45.8% increase in sales volumes of meat products (poultry, pork and beef), including through organic growth and the consolidation of Eleva following its acquisition in 2008, (2) a 739.1% increase in net sales of milk due to the acquisition of Eleva, (3) a 25.9% increase in volumes of processed products mainly due to increases in net sales of specialty and frozen meat products, which increased 14.3%, and of dairy processed products, which increased 66.6%, due in large part to the Eleva acquisition. These results, however, should be considered in the light of diminishing export volumes due to the flooding and damage to port infrastructure in the State of Santa Catarina and an abrupt slide in average selling prices in the international market, in each case in the fourth quarter of 2008.
     Domestic net sales increased 84.5% to R$6.4 billion in 2008 from R$3.5 billion in 2007, reflecting increases in prices and shifts in mix toward higher value-added products. Exports net sales increased 57.7% to R$5.0 billion in 2008 from R$3.1 billion in 2007, as a result of a 34.8% increase in sales volumes, mainly in processed food products.
     Our strategy of increasing our focus on products with higher profit margins contributed to the increase in net sales. Net sales from processed food products, however, decreased as a percentage of net sales, to 44.3% from 54.5%, mainly due to the greater exposure to poultry, pork and milk commodity products, particularly due to the consolidation of Eleva and Cotochés after the acquisitions of those companies.
Domestic Market
     Net sales from our domestic market increased 84.5% to R$6,423.8 million in 2008 from R$3,482.4 million in 2007 as a result of favorable performance our meat businesses, dairy products and other processed food products.
     Poultry — Domestic net sales from poultry products increased 132.6% to R$414.9 million in 2008 from R$178.4 in 2007, mainly due to a 164.6% increase in sales volumes, which were partially offset by a 12.1% decrease in average selling prices.

     Pork and beef — Domestic net sales of pork and beef cuts increased 195.1% to R$155.2 million in 2008 from R$52.6 million in 2007, mainly due to an 187.4% increase in sales volumes and a 2.7% increase in average selling prices.
     Milk — Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk increased 682.3% to R$1.5 billion in 2008 from R$188.6 million in 2007, mainly as a result of a 590.1% increase in sales volume due to the acquisition of the Eleva and Cotochés businesses in 2008. The absorption of such a large increase in milk production capacity occurred in a particularly difficult economic environment, especially in the UHT milk business, where we made a significant third quarter adjustment in view of growth in supplies of this product in the market set against stagnating demand that contributed to a sharp decline in retail prices. Oversupply and low prices also characterized the powdered milk market due to burgeoning world production. We undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this business, which positively affected our results for the final quarter of the year.
     Processed foods — Domestic net sales from processed foods increased 40.3% to R$4.0 billion in 2008 from R$2.8 billion in 2007, mainly due to a 25.9% increase in sales volumes as a result of 11.3% growth in sales volumes of meat processed products and a 64.5% increase in sales volumes of dairy processed products because of the acquisitions carried out in 2008. In addition, average selling prices of processed food products increased 11.4% in 2008 compared to 2007.
     Other — Other includes pastas, pizzas, margarines, frozen vegetables, cheese bread and the soybean-based vegetarian line, among others. Domestic net sales from other products increased 78.1% to R$380.5 million in 2008 from R$213.6 million in 2007 as a result of a 18.5% increase in sales volumes due to (1) the inclusion of margarines in our results of operations starting in August 2007 and (2) a 50.3% increase in average selling prices.
     The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
	2008	2007	Change	2008	2007	Change	2008	2007	Change
Domestic Market	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	414.9	178.4	132.6	125.9	47.6	164.6	3.29	3.75	(12.1)
Pork /Beef	155.2	52.6	195.1	38.6	13.4	187.4	4.02	3.91	2.7
Milk (1)	1,475.7	188.6	682.3	880.1	127.5	590.1	1.68	1.48	13.4
Processed foods (2)	3,997.5	2,849.1	40.3	1,004.4	797.7	25.9	3.98	3.57	11.4
Other	380.5	213.6	78.1	218.6	184.6	18.5	1.74	1.16	50.3
Total	6,423.8	3,482.3	84.5	2,267.7	1,170.8	93.7	2.83	2.97	(4.8)

(1)	Fluid and powder milk.

(2)	Includes processed meat, other processed products (lasagnas, pizzas, cheese bread) and dairy processed products.
Export Markets
     Net sales from export markets increased 57.7% to R$4,969.2 million in 2008 from R$3,151.0 million in 2007, mainly due to a 34.8% increase in sales volumes and a 17.0% increase in average selling prices.
     Poultry — Export net sales from poultry products increased 61.5% to R$ 3,000.1 million in 2008 from R$1,858.2 million in 2007, mainly due to a 38.2% increase in sales volumes and a 16.9% growth in average selling prices as a result of an increase in demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic economic recession.

     Pork and beef — Export net sales of pork and beef products increased 54.7% to R$817.3 million from R$528.4 million in 2007, mainly due to a 18.1% increase in sales volumes and a 31.0% increase in average selling prices, reflecting solid demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic economic recession.
     Processed food products - Export net sales of processed food products increased 36.7% to R$1,045.0 million in 2008 from R$764.4 million in 2007, mainly due to a 27.4% increase in sales volumes and 7.3% increase in average selling prices. Export net sales from dairy products increased to R$127.8 million, mainly due to increases in sales volumes that resulted from the acquisition of Eleva and Cotochés.
     We increased average selling prices during 2008 in order to partially offset narrower margins caused by significant increases in raw material costs. Our average FOB (Free on Board) U.S. dollar selling prices increased an average of 24.7% compared with 2007.
     However, poor economic conditions and other adverse events in the fourth quarter were responsible for undermining our efforts to improve our profit margin, mainly due to (1) an accentuated fall in international average selling prices during the last quarter of 2008 of 15.2% in U.S. dollar-FOB terms compared with the third quarter, a reflection of destocking by importers due to the difficulty in raising working capital; and (2) flooding and damage to port infrastructure in the State of Santa Catarina, with an immediate need to transfer export activities from the ports of Navegantes and Itajaí to those of São Francisco, Paranaguá and Rio Grande, and resulting in reduced shipments in November, the backlog of which had still not been completely cleared by the end of 2008.
     In real terms, average selling prices of meats increased approximately 15.7% in 2008 as a whole compared to 2007, taking into account a foreign exchange variation of 32% in the period.

	Net Sales			Sales Volumes			Average Selling Prices
	2008	2007	Change	2008	2007	Change	2008	2007	Change
Export Markets	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	3,000.1	1,858.2	61.5	767.0	555.2	38.2	3.91	3.35	16.9
Pork /Beef	817.3	528.4	54.7	142.2	120.4	18.1	5.75	4.39	31.0
Milk(1)	106.8	—	—	12.7	—	—	8.41	—	—
Processed foods(2)	1,045.0	764.4	36.7	191.8	150.6	27.4	5.45	5.08	7.3
Other	—	—	—	—	—	—	—	—	—

Total	4,969.2	3,151.0	57.7	1,113.7	826.2	34.8	4.46	3.81	17.0

(1)	Fluid and powder milk.

(2)	Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.
     We reported the following performance in our main overseas markets:
     Europe — Net sales increased 18.1% from 2007 to 2008 and sales volumes increased 5.2% in the same period, mainly due to the acquisition of Plusfood in January 2008 and the consolidation of its results of operations in our financial statements as of the first quarter of 2008. However, demand for imported frozen products in the European market declined, as supplies of chilled products increased as a result of increases in local production.
     Middle East — Net sales increased 79.0% from 2007 to 2008 and sales volumes increased 50.1% during the same period, mainly due to increases in sales volumes to various countries in the region. We believe we were also able to achieve greater market share in this market due to increased production capacity following the acquisition of Eleva and further tailoring of production to customer requirements.
     Far East — Net sales increased 45.4% from 2007 to 2008 and sales volumes increased 16.8% in the same period, mainly due to increased demand from the Japanese market, which was partially offset by reduced imports of cooked items by China. China reopened for chicken imports from Brazil in the third quarter of 2008, but Chinese authorities did not begin issuing the necessary import licenses to Chinese importers in 2008.

     Eurasia — Net sales increased 46.8% from 2007 to 2008 and sales volumes increased 4.9% during the same period, mainly due to increased pork and beef exports, especially to the Russian market, which showed increased demand for meats through September 2008 and higher average selling prices ahead of the winter and the holiday season.
     Africa, the Americas and Other Countries - Net sales increased 227.6% from 2007 to 2008 and sales volumes increased 145.6% during the same period, mainly due to increased sales of whole chicken and other meat products, mainly beef, together with an improvement in product mix. Sales to Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.
Cost of Sales
     Cost of sales increased 81.4% to R$8,634.2 million in 2008 from R$4,760.1 million in 2007. As a percentage of net sales, cost of sales increased to 75.8% of net sales in 2008 as opposed to 71.8% in 2007, mainly due to significant increases in the price of our principal raw materials (corn, soybean meal, milk and beef), which more than offset the increases in net sales explained above. In addition, other production costs involving secondary materials, packaging, freight and labor — principally a reflection of collective bargaining agreements — contributed to the increase in cost of sales as a percentage of net sales.
     Corn and soy bean prices significantly increased in the first half of 2008, translating into higher production costs through the end of the third quarter of 2008. In addition, we faced a sharp currency devaluation in the fourth quarter of 2008. On the other hand, the effects of commodity price increases on our cost of sales has gradually become somewhat less significant as a share of our total costs as we have grown the processed foods part of our business.
     The price of milk, another important raw material included in overall dairy product costs, fell 1.8% during 2008 compared with 2007, and 7.3% between the third and fourth quarters of 2008, partially adjusting prices of acquisition from the farms, which had been above normal levels due to greater demand from producers, especially those in the long-life milk (UHT) business. However, the average price of milk paid to producers increased significantly through September, compressing margins of fluid milk products.
Gross Profit and Gross Margin
     Our gross profit increased 47.3% to R$2,758.9 million in 2008 from R$1,873.3 million in 2007. Our gross margin was 24.2% in 2008, compared to 28.2% in 2007, due to increases in cost of sales as a percentage of net sales explained above.
Operating Expenses
     Operating expenses increased 49.7% to R$2,050.4 million in 2008 from R$1,369.4 million in 2007. As a percentage of net sales, operating expenses were 18.0% in 2008, compared to 20.6% in 2007. This relative decrease of operating expenses as a percentage of net sales occurred primarily due to a relative reduction of commercial expenses, even though operating expenses increased in absolute terms as a result of costs of freight, warehousing and port charges. The effect of these expenses intensified in the last quarter due to the flooding at the ports of Itajaí and Navegantes in the State of Santa Catarina and the damage to port infrastructure. This required us to divert all our exports in the region to three other ports: Rio Grande, Rio Grande do Sul, Paranaguá, Paraná and São Francisco, Santa Catarina, incurring additional costs.
Operating Income Before Financial Expenses and Other
     Our operating income before financial expenses and other increased 40.6% to 708.5 million in 2008 from R$503.9 million in 2007. Amortization of goodwill relating to acquisitions represented R$153.0 million, or 58.4%, of the total amount of R$261.9 million recorded under other operating expenses.

Financial Expenses, Net
     Our net financial expenses, net increased 498.0% to R$630.3 million in 2008 from R$105.4 million in 2007, primarily as a result of an approximately 32% devaluation of the real against the U.S. dollar (comparing closing rates for 2007 and 2008). As a result of such devaluation of the real against the U.S. dollar, we recognized a non-cash translation effect on our financial expenses of R$416.0 million for 2008. These financial expenses arising from the exchange rate effect are gradually offset as export shipments proceed.
Income Tax and Social Contribution
     Income tax and social contribution was a benefit of R$255.3 million in 2008, compared to a provision of R$32.1 million in 2007, primarily due to an amount amortized in fiscal year 2008 attributable to goodwill from acquisitions, the currency translation effect of devaluation on our financial expenses and deductions of interest on shareholders’ equity.
Net Income
     Net income decreased 83.1% to R$54.4 million in 2008 from R$321.3 million in 2007 for the reasons set forth above.
Year Ended December 31, 2007 Compared with Year Ended December 31, 2006
Net Sales
     Our net sales increased 27.3% to R$6,633.4 million in 2007 from R$5,209.8 million in 2006, supported by growth in the meat business both in the domestic and export markets. Net sales were also positively affected by the full integration of Batávia’s dairy-processed product activities in addition to the margarine and beef processing businesses acquired during the year.
     Domestic net sales increased 24.7% to R$3,482.3 million in 2007 from R$2,793.0 million in 2006 due to an increase in volumes for poultry, pork/beef and processed foods, and including the dairy-processed products and margarines business. Export net sales increased 30.4% to R$3,151.0 million, mainly because of the increase in sales volumes of poultry, pork and processed foods. Net sales were split 52.5% to domestic customers and 47.5% to our overseas markets.
     The relative share of processed poultry and meat products destined for export as well as dairy processed products and other processed products – including margarines – had a significant impact on the breakdown of our sales. Not only did these contribute to the improvement in margins but they also helped diversify our sales portfolio. Higher margin processed products accounted for 53% of our total net sales at the end of 2007.
Domestic Market
     In 2007, domestic net sales increased 24.7% to R$3,482.3 million from R$2,793.1 million in 2006. We continued to concentrate on our strategy of building our sales of higher profit margin products. These efforts, combined with more favorable domestic market conditions, caused processed products to account for 81.8% of our total net sales to the domestic market, amounting to R$2,849.1 million for the year, an increase of 25.1% in net sales and 22.3% in sales volumes.
     The improvement in average prices during the year gave an added lift to our sales performance and profit margins, with the average price of meats and dairy-processed products rising 8.2% and 8.6%, respectively. At the same time, average costs were 3.1% higher, 3.3% up in the case of meats and 2.9% for dairy-processed products.

     The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.
Domestic Market

	Net Sales			Sales Volumes			Average Selling Prices
	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	178.4	189.6	(5.9)	47.6	72.8	(34.6)	3.75	2.61	43.7
Pork /Beef	52.6	56.6	(7.1)	13.4	17.9	(25.1)	3.91	3.16	23.7
Milk (1)	188.6	101.0	86.7	127.5	73.4	73.7	1.48	1.38	7.2
Processed foods (2)	2,849.1	2,276.7	25.1	797.7	652.0	22.3	3.56	3.49	2.0
Other	213.6	169.1	26.4	184.6	65.6	181.4	—	—	—

Total	3,482.3	2,793.0	24.7	1,170.8	881.8	32.8	2.97	3.21	(7.5)

(1)	Fluid and powder milk.

(2)	Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.
     Poultry – Domestic net sales of poultry products (frozen whole and cut poultry) decreased 5.9% in 2007 from R$189.6 million to R$178.4 million, mainly as a result of a 34.6% decrease in sales volume in 2007 compared to 2006 due to our decision to direct products to our export markets, where demand was increasing. This stood in contrast to 2006, when avian influenza outbreaks around the world caused us to redirect commodity-type products from our export markets to the domestic market. The decrease in sales volumes in 2007 was partially offset by an increase in average selling prices of 43.7% to R$3.75 from R$2.61.
     Pork and beef – Domestic net sales of pork and beef cuts decreased 7.1% to R$52.6 million from 56.6 million in 2006, primarily because of a 25.1% decrease in sales volumes, partially offset by a 23.7% increase in average selling prices. The decrease in sales volumes was mainly due to our decision to increase production of processed food products for our export markets to meet the higher demand for these products in those markets.
     Milk – Domestic net sales of milk increased 86.7% to R$188.6 million from R$101.0 million in 2006, mainly because we commenced selling milk only beginning June 2006, following an acquisition of control of Batávia. In addition, the average selling prices of milk also increased in the period.
     Processed foods – Domestic sales of processed foods increased 25.1% to R$2,849.1 million in 2007 from R$2,276.7 million in 2006, primarily due to a 22.3% increase in sales volumes of meat-based processed foods, dairy-processed products, margarine and others, the highlight being increased sales of frozen and specialty products together with specialty poultry. We believe an increase in the real income of Brazilians on a per capita basis has contributed to a rise in domestic food consumption. In addition, we acquired the Doriana, Delicata and Claybon brands for margarine products from Unilever in August 2007, we entered into a joint venture with Unilever to manage Becel and Becel ProActiv branded margarine products in Brazil, and we consolidated the results of operations of Batávia’s dairy products for all of 2007 compared to only seven months in 2006, all of which contributed to our net sales in 2007.
Export Markets
     Export net sales reached R$3,151.0 million from R$2,416.7 million, an increase of 30.4%, mainly because of growth in sales volumes and average selling prices, despite the impact of the real’s appreciation of more than 17% against the U.S. dollar, and driven by improvements in demand for protein and the competitive advantages of Brazilian production costs.
     Average selling prices have risen gradually, recording an increase of 24.8% in 2007 in U.S. dollar FOB terms compared with 2006. Average selling prices in the fourth quarter of 2007 grew 7.3% compared to the third quarter of 2007, while they increased 29.0% compared with the same quarter in 2006. The average price in reais for the year was 9.8% more against higher average costs of 5.3%. In the fourth quarter, average selling prices rose 5.2%, compared to an average cost increase of 8.7%, reflecting the appreciation of the real in relation to foreign exchange rates for exports and the impact of the rise in grain prices on overseas commodity sales, the end result being pressure on our margins.

     The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the export market.
Export Markets

	Net Sales			Sales Volumes			Average Selling Prices
	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	1,858.2	1,326.7	40.1	555.2	457.4	21.4	3.35	2.90	15.5
Pork and beef	528.4	568.4	(7.0)	120.4	125.8	(4.3)	4.39	4.52	(2.9)
Processed foods	764.4	521.6	46.5	150.6	113.2	33.0	5.08	4.61	10.2

Total	3,151.0	2,416.7	30.4	826.2	696.4	18.6	3.81	3.47	9.8

     Poultry – Export net sales of poultry products increased 40.1% to R$1,858.2 million against R$1,326.7 million in 2006. We exported a total of 555.2 thousands of tons of poultry in 2007, an increase of 21.4% compared with the same period of 2006, with average prices in reais 15.5% higher, reflecting the gradual return to previous levels of sales in our export markets after a significant decrease in exports in the first half of 2006 caused by concerns about avian influenza.
     Pork and beef – Export net sales of pork and beef products decreased 7%, with a decrease of 4.3% in pork and beef sales volumes and 2.9% in average selling prices, mainly because of the Russian ban on imports of Brazilian pork products, except from the State of Rio Grande do Sul and, since October 2007, from the State of Goias, where we have plants to serve the Russian market. In the case of the beef market, we replaced third-party production with our own production by acquiring a processing unit at Mirassol D’Oeste in the State of Mato Grosso, with an initial slaughtering capacity of 500 heads per day. The slaughtering rate at this plant has since increased to 2,000 heads per day.
     Processed foods – Export net sales of processed foods increased 46.5% in 2007, primarily due to a 33.0% increase in sales volumes, reflecting the strategy of growing this business in the overseas market, and also due to a 10.2% of increase in average selling prices compared to 2006. We have focused on selling higher-added value products to our export markets, especially in Europe.
     We reported the following performance in our primary overseas markets:
     Europe – A recovery in consumption associated with a global increase in corn prices, combined with a reduction in investments by local producers were critical in pushing prices higher, reflecting growth in export volumes of 18.9% and in revenues of 35.2% for the year. Trade quotas established by the European Union permitting lower import tariffs on Brazilian imports – salted breast of chicken, turkey breast, and prepared and processed chicken – came into effect in July 2007.
     Middle East – The increase of 21.6% in volumes and 40.8% in revenues reflected the improvement in prices and demand in this market.
     Far East – Sales volumes were 20.5% up with revenues 28% higher reflecting solid performance in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and cases of avian influenza in the duck population in southern China. This has reflected in some instability in the Hong Kong market.
     Eurasia – Sales volumes increased 16.2%, and net sales from exports increased 16%. We were able to report only modest performance improvements in this market due to the Russian trade ban on Brazilian pork exports, the only exception being made for exports from the State of Rio Grande do Sul. Until September, Ukraine also placed restrictions on hog imports for the pork meat industry, for which lower import duties apply.

     Africa, the Americas and Other Countries – These markets reported growth of 10.4% in sales volumes and 19.8% in net sales from export, although the speed with which costs increased, especially at the end of the year, prevented these from being fully passed on to selling prices. There was solid demand in the African market, and the resumption of business with Venezuela helped support overall growth in these markets.
Cost of Sales
     Cost of sales increased 23.1% from R$3,865.7 million to R$4,760.1 million. The lower growth in cost of sales compared with net sales performance for the year was instrumental in the 240-basis-point gain in gross margin – achieved largely due to the acquisition of new businesses, the monitoring of production costs and to productivity gains in our existing business. This was achieved in spite of lower net sales from exports in the face of the appreciation of the real.
     The prices of the leading raw materials rose sharply on the Chicago Board of Trade, soybeans increasing by 42.4% and corn by 56.4%. This had a knock-on effect on prices in Brazil, with soybean and corn prices growing on average 16% and 26.4%, respectively. Raw material costs thus came under pressure, especially in the final quarter of the year. These costs have significantly impacted the commodity-type products we sell, albeit partially offset by the incorporation of our new activities in dairy-processed products and beef in addition to a portfolio with a higher proportion of higher value-added processed products. The cost of milk collection also experienced an upward spiral, prices having grown by 25.7% in 2007 and 19.1% in the last quarter, primarily due to tighter inventory and an increase in production costs worldwide. As a result, cost of sales rose 23.1% in 2007 and 21.9% in the final quarter of that year.
Gross Profit and Gross Margin
     The gross margin widened from 25.8% to 28.2% for the year, representing growth of 39.4% in gross profit in 2007 to R$1,873.3 million from R$1,344.1 million, a result of the performance reported in both the domestic and export markets, as well as recently consolidated businesses, particularly dairy-processed products and margarines.
Operating Expenses
     Operating expenses also contributed to our annual performance, posting an increase of 150 basis points, a reflection of the capture of synergies from the new businesses. With an absolute growth of 18.8% during the year, operating expenses were equivalent to 20.7% of net sales for the year compared to 22.1% for 2006, totaling R$1,369.4 million against R$1,152.7 million in 2006.
     The contribution margin generated by our new businesses helped reduce commercial expenses for the year from 20.6% to 19.3% of net sales, recording a nominal increase of 19.4%. This was achieved despite greater freight and distribution costs, including the effects of agricultural inspectors’ strikes and investments in marketing, especially a new advertising campaigns for the Perdigão and Batavo brands. The partial outsourcing of distribution to a logistics operator and distribution to more remote areas also increased commercial overhead. In the final quarter, commercial expenses amounted to 19.3% of net sales compared to 20.6% for the same period a year earlier, considering the new advertising campaign for the Perdigão and Batavo brands released in the fourth quarter of 2007.
     The growth in business was also reflected in administrative and management compensation expenses and management compensation, which were proportionally reduced in relation to net sales, declining from 1.6% to 1.4% for the year – a nominal increase of 10.4%.
Operating Income
     We reported operating income before financial expenses of R$503.9 million in 2007, a 163.3% increase compared to 2006. Our operating margin was 7.6%, compared to 3.7% for the same period in 2006, when adverse factors surrounding the avian influenza outbreaks were affecting the poultry industry worldwide.

Financial Expenses
     We recorded a decline in financial expenses of 18.5% as a result of changes in the management of foreign exchange exposure in the light of export volumes and an increase in cash investments. This allowed us to manage our financial position to support our investment and working capital requirements, also incorporating the disbursements for the acquisitions announced during the year in our cash flow.
     In the final quarter of 2007, we recorded a 4% increase in financial expenses. This was largely due to financial expenses of R$29.8 million arising from the placement, underwriting, fees and other expenditures with respect to a primary offering of shares in December 2007. The offering resulted in an additional R$900.0 million in funding, allocated principally to settle the 46% cash portion of the Eleva acquisition.
     Strong cash generation from business activities and the additional resources raised through the primary offerings at the end of both 2006 and 2007 provided capital outlays necessary for capital expenditure requirements and the acquisition of the new businesses. We were thus able to reduce our net debt by 32.3% during the year from R$633.5 million to R$428.9 million.
Income Tax and Social Contribution
     Income tax and social contribution expense was R$32.1 million in 2007, compared to a income tax and social contribution credit of R$61.6 million in 2006, mainly due to the increase in income before taxes and profit sharing, which totaled R$383.8 million in 2007, compared with R$74.3 million in 2006. In addition, in 2007 our subsidiary Batávia entirely reversed its valuation allowance of R$26.1 million (for deferred tax assets relating to tax losses accumulated through 2004) due to the completion of the Batávia acquisition. In 2006, we also recorded the income and social contribution tax benefits relating to the “Summer Plan” (Plano Verão) in the amount of R$33.4 million.
Net Income
     Net income increased 173.9% to R$321.3 million in 2007 compared to R$117.3 million in 2006, with our net margin rising to 4.8%, compared to 2.3% in 2006. These improved results can be ascribed to solid domestic and export market performance, our management of costs and expenses, and diversification of our product lines.
     In the final quarter of 2007, we reported a 12.7% decrease in net income due to cost pressures. These impacted the businesses faster than we were able to pass them on to the consumer. The quarter was also affected by the effects of foreign exchange variations on export net sales when translated into reais.
Basis of Preparation and Presentation of the Consolidated Financial Statements and First Adoption of Law No. 11,638/07 and Provisional Executive Act No. 449/08
     We have prepared our consolidated financial statements in accordance with Brazilian GAAP, which is based on Brazilian Corporation Law (Law No. 6,404/76 as amended). Beginning on January 1, 2008, the Brazilian Corporation Law was amended by Law No. 11,638, dated December 29, 2007 and by Provisional Executive Act No. 449/08, dated December 3, 2008, and regulations and rules issued by the CVM, accounting standards issued by IBRACON – Brazilian Institute of Independent Auditors and Pronouncements issued by the Accounting Pronouncements Committee (“CPC”).
     The main objective of these amendments is to update the Brazilian Corporation Law, aiming at the convergence to the International Financial Accounting Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Law No. 11,638/07 also allows the CVM to issue new standards and procedures, based on IFRS.
     The changes in Brazilian Corporation Law were assessed, measured and recorded by us in our financial statements as of and for the year ended December 31, 2008. Such changes are characterized as changes in accounting practice as provided by CVM Resolution No. 506/06, “Accounting practices, changes in accounting estimates and correction of errors.” In addition, as provided by Technical Pronouncement CPC 13 issued by CPC, approved by CVM Resolution No. 565, we recorded the adjustments resulting from change in accounting practice in retained earnings on January 1, 2008.

     The consolidated financial statements as of and for the years ended December 31, 2007, 2006, 2005 and 2004 were prepared in accordance with accounting practices adopted in Brazil in force at the time and were not restated in connection with the changes described above.
     The changes in accounting practices described above resulted in a R$6.5 million increase in total assets, a R$28.7 million decrease in shareholders’ equity and a R$12.2 million increase in net income. For further information on the effects of these changes in accounting practices, see note 2 to our consolidated financial statements.
Critical Accounting Policies and Estimates
     We have prepared our consolidated financial statements included in this Annual Report on Form 20-F in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See Note 24 to our audited consolidated financial statements for an explanation of these differences and a reconciliation of net income and shareholders’ equity to U.S. GAAP.
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
Revenue Recognition and Sales Returns
     We recognize revenue when we deliver our products to customers, the selling price is fixed and determinable, evidence of arrangements with our customers exists, collectability is reasonably assured and title and risks of ownership have passed to the customer. Our revenue recognition policy therefore requires judgments regarding, among other things, the likelihood of collectability from our customers.
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

Goodwill
     Under Brazilian GAAP, we amortize goodwill on a straight-line basis over the remaining useful lives of the assets acquired based on our expectations of future profitability of those assets. Beginning January 2009, Brazilian GAAP does not allow goodwill amortization, and the recoverability of goodwill was tested in 2008 for impairment. Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows until January 1, 2008, date of adoption of Law No. 11,638/07. Beginning on that date,  we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit by expected discounted operating cash flows generated by the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.
     Under U.S. GAAP goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the book value, impairment is recognized. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), future taxes payable and operating costs.
     The use of different assumptions used for valuation purposes including estimates of future cash flows on discount rates may have resulted in different estimates.
Accounting for Business Combinations
     We have made significant acquisitions that included the recording of goodwill and other intangible assets.
     Under Brazilian GAAP, goodwill is normally attributed to the difference between the book value and the market value of net assets acquired or justified based on expectation of future profitability and is amortized on a straight line basis over the remaining useful lives of the assets or up to ten years.
     Under U.S. GAAP, goodwill is calculated as the difference between the purchase consideration and the fair value of the net assets acquired.
     We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumption and criteria which include in some cases estimates of future cash flow, discounted at the appropriate rates. The use of different assumptions may result in different estimates of value of assets acquired and liabilities assumed.
Depreciation, Depletion, Amortization and Impairment
     We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of forests we own and the amortization of software development (i.e., deferred charges). The rates of depreciation, depletion and amortization are based on our estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our fixed assets to determine whether any impairment of those assets is necessary. The determination of such impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. While we believe that we make reliable estimates for these matters, the use of different assumptions could lead to different conclusions relating to such impairment.

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
Contingencies
     We accrue for losses on tax and other legal contingencies based on an analysis of pending litigation. We record amounts considered sufficient by management to cover probable losses based on the opinion of outside legal counsel and our in-house legal counsel. If any additional information causes the opinion of outside and our in-house legal counsel to change, we must reassess the potential liability related to pending litigation and review our estimates accordingly. Any revision may significantly affect our results of operations and financial position
Derivative Instruments
     We use derivative instruments, especially swaps, to manage the risks of exchange and interest rate variations. Beginning on January 1, 2008, these instruments have been recorded using the fair value method in accordance with Brazilian GAAP, which uses the same measurement principles as adopted for U.S. GAAP purposes and which we determine based on quotations of similar instruments and estimates of future exchange and interest rates.
     On December 17, 2008, the CVM issued specific standards addressing accounting of financial derivative instruments through Deliberation No. 566, which allows the adoption of hedge accounting. Management adopted the standard on December 31, 2008 for transactions within the scope of the standards.
     During the periods presented, we have designated certain derivative instruments as hedges for Brazilian GAAP, and, therefore, the accounting adjustments for our derivatives were recorded in the equity valuation adjustments.
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
Income Tax and Social Contribution
     We calculate our corporate income tax and the social contribution based on taxable income and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations. Deferred income tax assets and liabilities arise from tax loss carry-forwards and negative bases of social contribution tax, as well as the impact of temporary differences between our tax and accounting basis. Deferred income tax and social contribution assets and liabilities are recorded in current or non-current assets or liabilities according to their expected realization periods. A valuation allowance is recorded when management estimates that it is more likely than not that the deferred tax assets will not be recovered in the future. While we believe that we make reliable estimates, actual results may be different.
Marketable Securities
     Our classification and recording are made in accordance with the purposes for which they were acquired, as follows:

•	Held for trading – if the financial assets were purchased for the purpose of sale or repurchase in the short term, they are initially recorded at fair value and changes in fair value are recorded directly to income under financial income or expenses;

•	Held to maturity – if we have the positive intent and ability to hold the financial assets to maturity, they are recorded at their acquisition cost. Interest and monetary variation are recognized in income, when incurred, under financial income or expenses; and

•	Available for sale – includes all financial assets that do not qualify in the other two categories above. They are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity valuation adjustments while unrealized, net of tax. Interest and monetary variation are recognized in income, when incurred, under financial income or expenses.
     While we believe that we make reliable estimates for these matters, actual fair value of these securities may be different than our estimates, which could negatively affect our results of operations.
Recently Issued Accounting Pronouncements Under U.S. GAAP
     In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adopting Statement No. 167 on our financial position and results of operations.
     In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adopting Statement No. 166 on our financial position and results of operations.
     In May 2009 the FASB issued SFAS No. 165, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 becomes effective to interim or annual financial periods ending after June 15, 2009. We are currently evaluating the impact of adopting Statement No. 165 on our financial position and results of operations.
     In April 2009, the FASB issued three related FSPs to clarify the application of FASB Statement No. 157 to fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods.

The final Staff Positions are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, if all three Staff Positions or both the fair-value measurements and other-than-temporary impairment Staff Positions are adopted simultaneously. These are FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly”, FSP No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” and FSP No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”
     FASB Staff Position No. FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under FASB Statement No.157 in the current economic environment and re-emphasizes that the objective of a fair-value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in that Statement as quoted prices for an identical asset or liability in an active market.  It provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with “normal” market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions.  FSP No. FAS 115-2 provides guidance to companies which must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g., by major security types) in annual and interim periods.
     FASB Staff Position FAS No. 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance.   Equity securities are not subject to the Staff Position’s requirements on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of FASB Statement No.115 and FASB Staff Positions FAS 115-1 and FAS 124-1.
     FASB Staff Position FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of FASB Statement 107 in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also add a requirement for discussion of changes, if any, in the method used and significant assumption made during the period.
     We are in the process of evaluating the impact, if any, of applying these provisions in our disclosures.
     In December 2008, the FASB issued (FSP) No.132(R)-1, which amends SFAS 132(R) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (1) Investment Policies and Strategies; (2) Categories of Plan Assets; (3) Fair Value Measurements of Plan Assets and (4) Significant Concentrations of Risk. This FSP is effective for annual statements beginning with 2009; our consolidated financial statements will be impacted only by additional disclosures. We are currently evaluating the impact of adopting FASB 132(R) on our financial position and results of operations.
     In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No.08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which was issued to clarify how the application of equity method accounting will be affected by SFAS No.141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This issue is effective January 1, 2009 and will be applied prospectively. We are currently evaluating the impact of adopting EITF 08-6 on our financial position and results of operations.

     In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.  Statement No. 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  Statement No. 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement No. 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  Statement No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  We are currently evaluating the impact of Statement No. 161 on the disclosures about our hedging activities and use of derivatives.
     In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (Statement 160). Statements No. 141R and No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement No. 141R will be applied to business combinations occurring after the effective date. Statement No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The adoption of Statement No. 160 is not expected to impact our financial position and results of operations. We are currently evaluating the impact of adopting Statement No.  141(R) on our financial position and results of operations.
B. Liquidity and Capital Resources
     Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business. In connection with our proposed business combination with Sadia, we have announced that we expect to seek additional equity financing to help us manage the additional liabilities of the combined company.
Cash Flows from Operating Activities
     We had net cash flows from operating activities of R$634.7 million in 2008, compared to R$337.3 million in 2007. The increase in net cash flows from operating activities from 2008 to 2007 was mainly due to a R$176.3 million increase in depreciation, amortization and depletion, a R$131.6 million increase in amortization of goodwill, a R$1,074.0 million increase in non-cash losses relating to foreign exchange variations and, to a lesser degree, in accrued and unpaid interest, and a R$276.9 increase in deferred income taxes, which were partially offset by a R$240.6 million increase in inventories and a R$332.7 increase in payroll and related charges. These changes are primarily related to the acquisitions carried out during 2008.
     We had net cash flows from operating activities of R$337.3 million in 2007, compared to R$203.0 million in 2006. The increase in net cash flows from operating activities from 2007 to 2006 was mainly due to a R$204.1 million increase in our net income, a R$37.1 million increase in depreciation, amortization and depletion and a R$44.1 million increase in profit sharing payments accrued (paid in the beginning of 2008 in respect of fiscal year 2007), partially offset by a R$162.7 million increase in inventories principally (1) margarine products as we began operations in this business, (2) raw materials, primarily corn used in the animal feed production and (3) poultry and pork in the formation period designated for the slaughtering, in addition to organic growth during 2007.
     Our working capital, defined as total current assets minus total current liabilities, was R$2,904.2 million at December 31, 2008 compared to R$1,827.0 at December 31, 2007. The increase in working capital was primarily due to the acquisitions carried out during 2008. Our working capital was R$1,827.0 million at December 31, 2007, compared to R$1,500.0 million at December 31, 2006. This increase was due to an R$771.4 million increase in cash and cash equivalents (due to a cash inflow from a private offering of common shares in December 2007), partially offset by an increase in short-term debt of R$504.8 million.

Cash Flows Used in Investing Activities
     We used R$1,627.6 million in cash in investing activities in 2008, compared to R$831.1 million used in 2007. In 2008, our cash used in investing activities consisted primarily of an increase in capital expenditures in property, plant and equipment (other than acquisitions) in the amount of R$634.5 million, acquisitions of companies in the amount of R$796.1 million and acquisition and formation of breeding stock in the amount of R$208.3 million.
     We used R$831.1 million in cash in investing activities in 2007, compared to R$1,442.1 million used in 2006. In 2007, our cash used in investing activities consisted primarily of an increase in investments in property, plant and equipment of R$509.7 million due to acquisitions of companies of R$347.3 million during 2007 and breeding stock of R$126.1 million, which was partially offset by a reduction of R$190.6 million in the amounts invested in marketable securities.
Cash Flows Provided by Financing Activities
     We received R$1,118.4 million in cash in financing activities in 2008, compared to R$1,265.2 million in 2007. In 2008, we received proceeds from loans and financing of R$3,248.0 million, partially offset by repayments of debt of R$2,048.8 million. In 2007, we repaid debt in the amount of R$1,265.2 million, partially offset by proceeds from new loans and financing in the amount of R$1,705.9million. In addition, in 2007 we received R$900.0 million from the proceeds of our offering of common shares.
     We received R$1,265.2 million in cash in financing activities in 2007, compared to R$797.1 million in 2006. In 2007, we received net proceeds from loans and financing of R$1,705.9 million, partially offset by repayments of debt of R$1,265.2 million. In 2006, we repaid debt in the amount of R$1,592.8 million, partially offset by proceeds from new loans and financing in the amount of R$1,655.8 million. In addition, in 2007 we received R$900.0 million from the proceeds of our offering of common shares, compared to the R$800.0 million received from our public offering in 2006.
Dividends and Interest on Shareholders’ Equity
     We declared interest on shareholders’ equity in the amount of R$76.4 million in 2008 and paid R$114.3 million in 2008 (which includes R$62.7 million relating to the 2007 fiscal year). We declared interest on shareholders’ equity in the amount of R$100.2 million in 2007 and paid R$72.6 million in 2007 (which includes R$35.2 million relating to the 2006 fiscal year).
Debt
     We use the proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

	At December 31, 2008		At December 31,		Percentage
	Short-term	Long-term	2008	2007	change
	(in millions of reais)				(%)
Local currency	460.1	768.1	1,228.2	620.0	98
Foreign currency	1,186.3	2,951.6	4,137.9	1,645.9	151

Total debt	1,646.4	3,719.7	5,366.1	2,265.9	137

     The following table sets forth our indebtedness net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of our strategic decision at the end of 2007 to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets.

	At December 31, 2008		At December 31,
	Short-term	Long-term	2008	2007
	(in millions of reais, except where indicated)
Total debt	1,646.4	3,719.7	5,366.1	2,265.8

Cash, cash equivalents and marketable securities:
Local currency	771.8	—	771.8	1,452.6
Foreign currency	1,204.1	0.2	1,204.3	384.3

Total	1,975.9	0.2	1,976.1	1,836.9

Net debt	329.5	3,719.5	(3,390.0)	(428.9)

Exchange rate exposure (in millions of U.S.$)			(821.3)	(308.7)

	At December 31,
	2008	2007
Debt in foreign currency:
Pre-paid exports	1,622.3	646.9
Finem – BNDES	83.3	27.3
Trade-related facilities	1,871.6	469.7
ACC/ACE	443.7	494.9
Gains/losses with derivatives	67.4	7.1
Working capital	49.6	—
Total foreign currency	4,137.9	1,645.9
Debt in local currency:
Rural credit financing	220.3	135.1
Finem — BNDES	538.2	186.5
Debentures — BNDES	6.3	10.4
Tax incentives and other	463.3	288.0
Gains/losses with derivatives	0.1	—
Total local currency	1,228.2	620.0
Gross debt	5,366.1	2,265.9
Cash and equivalents and marketable securities:
In foreign currency	1,204.4	384.3
In local currency	771.7	1,452.6
Total	1,976.1	1,836.9
Net debt	(3,390.0)	(429.0)
     Our principal debt instruments are described below.
     Pre-Export Facilities. Our principal operating subsidiary, Perdigão Agroindustrial S.A., or “Perdigão Agroindustrial,” had several pre-export facilities in an aggregate outstanding amount of R$1,622.3 million as of December 31, 2008. The indebtedness under these facilities is generally denominated in U.S. dollars, and maturities vary from one year to seven years. Perdigão Agroindustrial’s pre-export facilities generally bear interest at LIBOR plus a margin, with an average all-in interest rate of 4.98% per year as of December 31, 2008, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial, Perdigão International, Avipal, Perdigão and Eleva receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on liens, mergers and, in certain cases, financial covenants.
     Trade-Related Facilities. Our subsidiaries Perdigão International Ltd. and Plusfood had several trade-related facilities in an aggregate outstanding amount of R$1,871.6 million as of December 31, 2008. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from three years to five years. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 4.30% per year at December 31, 2008, generally payable annually. Under each of these facilities, Perdigão International Ltd. receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

     BNDES Facilities. We have a number of outstanding obligations to BNDES, including loans in the amount of R$621.5 million as of December 31, 2008 and debentures in the amount of R$6.3 million as of December 31, 2008. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures are generally payable monthly, with final maturities on various dates from 2011 through 2015. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin of approximately 2% to 6.4% per year.
     The remaining amounts are linked to the Unidade Monetária BNDES, or “UMBNDES,” basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. The debentures are denominated in reais and bear interest at the TJLP rate plus 6.00%. The loans and debentures are guaranteed by Perdigão S.A. and, in most cases, are secured by equipment and facilities. The principal covenants under these agreements include limitations on indebtedness and liens; mergers and sales of assets; and, in a few cases, financial covenants, including the ratio of shareholders’ equity to total assets, the ratio of current assets to current liabilities and the ratio of total assets to total liabilities.
     FINAME Financing. Included in the loans in the amount of R$621.5 million from BNDES described in the prior item is certain financing we and our subsidiaries have obtained through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or “FINAME”) for a total of R$10.6 million as of December 31, 2008, which amount is included under “tax incentives and other” in the table above. The debt is denominated in reais, and the maturity varies from between four to five years. Interest is charged at an average rate of 10.48%. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees and, in some cases, by promissory notes issued by the debtor equal to the principal amount of the debt. Most of the contracts provide for acceleration in the event of corporate restructuring without prior consent of the creditor.
     ACCs and ACEs. We obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs,” and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or “ACEs.” Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$443.7 million as of December 31, 2008. Our ACCs and ACEs bore interest at an average rate of 6.06% as of December 31, 2008.
     Industrial Credit Notes. We issue industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador) and the Constitutional Fund for Financing in the Midwest (FundoConstitucional de Financiamento de Centro-Oeste)) in the amount of R$79.7 million as of December 31, 2008, which amount is included under “tax incentives and other” in the table above. The notes have maturity dates of up to seven years, ending in 2013 and 2014. Interest is usually calculated as the sum of an average variable rate of 11.68% of TJLP. These titles are secured by pledge of machinery and equipment and real estate mortgages.
     Rural Credit Financing. We had entered into short-term rural credit loans in the amount of R$220.3 million as of December 31, 2008 with several commercial banks under a Brazilian federal government program that offers an interest rate of 6.75% per year as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.
     State Tax Incentive Financing Programs. We also had R$129.6 million outstanding as of December 31, 2008 under credit facilities offered under state tax incentive programs to promote investments in those states, which amount is included under “tax incentives and other” in the table above. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

     Export Credit Notes We also had R$243.4 million outstanding as of December 31, 2008 under export credit notes to finance our exports with several commercial banks in Brazil that offer an average interest rate of 8.07% per year, which amount is included under “tax incentives and other” in the table above. We generally use the proceeds of these export credit notes for working capital.
     Derivatives. We enter into foreign currency exchange derivatives under which we had exposure of R$67.5 million as of December 31, 2008. The counterparties include several Brazilian financial institutions and involve the exchange of taxes and the purchase and sale of currency. Their maturity dates vary from two to nine months, most of them ending in May, June and July of 2009. These transactions do not require the provision of guarantees and follow the rules of the BM&F or the CETIP. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information on our derivatives.
Covenants and Covenant Compliance

     Several of the instruments governing our indebtedness contain financial covenants, and in particular maximum ratios of net debt to EBITDA (as defined in such agreements). In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness. We have obtained waivers, most recently on April 29, 2009, under a U.S.$50 million credit facility we entered into with FIN Trade, because the ratio of our net debt to EBITDA (as defined in such agreement) did not comply with the levels specified in the agreement. We are required to assess compliance with such covenant on a quarterly basis. Our current waiver expires on June 30, 2009.
Seasonality
Processed Food, Poultry, Pork and Beef
     Domestic market. In our net sales in the domestic market are not subject to large seasonal fluctuations; however, our fourth quarter is generally our strongest quarter due to increased demand for our products during the Christmas season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soy beans and soy meal, which are our primary raw materials in feed production.
     In 2008, the first quarter accounted for 21.4% of our total sales in the domestic market, the second quarter accounted for 24.8%, the third quarter accounted for 25.9% and the fourth quarter accounted for 27.9%. In 2007, these quarters accounted for 22.4%, 22.2%, 24.4% and 31.0% of our total sales, respectively.
     Export markets. Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and during the summer months.
     In our export markets, in 2008 the first quarter accounted for 21.9% of our export sales, the second quarter accounted for 25.0%, the third quarter accounted for 27.7% and the fourth quarter accounted for 25.4%. In 2007, these periods accounted for 23.6%, 24.0%, 25.7% and 26.8% of our exports, respectively.
Milk and Dairy Products
     In the milk and dairy products market, production varies seasonally between the dry and rainy seasons because most of the milk in Brazil is produced from cows raised in open pastures. Our milk production is higher during the rainy season, which is between November and February in southeastern Brazil and between July and September in southern Brazil. Although most of our production is concentrated in the southern region, our production network helps to mitigate the effects of seasonality.

     At the end of the fourth quarter and at the beginning of the first quarter of the year, there has historically been a general decrease in selling prices and a general increase in inventories of UHT milk and pasteurized milk, due to an increase in domestic production and a decrease in domestic demand. During these months, Eleva has historically increased its inventories and has been able to benefit from higher selling prices during the other months of the year. Gross revenues from dairy products have historically been higher in the second and third quarters of the year, and revenues from pork, poultry and beef have historically been higher in the third quarter and even higher in the fourth quarter of the year.
Backlog
     Backlogs of orders are not material to our business or financial performance.
Marketing
     Our marketing efforts are based on (1) diversifying our product lines, including focusing on value-added processed foods that tend to be less price-sensitive than our poultry and pork cuts and can be targeted to specific markets; (2) using a coherent brand strategy so that our brands are recognized and associated with premium products; and (3) reinforcing our reputation for quality by emphasizing superior service to our customers. We intend to further consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.
     In the domestic market, we market our products primarily under the Perdigão brand, which we believe is associated with quality and innovative products. We also use a secondary brand, Batavo, which is especially recognized in the State of Paraná. Although we previously used the Batavo brand under license, we acquired a controlling interest in the brand through the Batávia acquisition. We also have well known brands for specific products, such as our Chester® roosters, one of the most popular brands for premium poultry products in Brazil. In addition, we offer a popular Turma da Mônica line of processed foods for children. We have a licensing agreement to use the name and image of Mônica, a well known cartoon character in Brazil, and we use this brand for a wide variety of products, including our Turma da Mônica brand margarine for kids. Batávia also uses the Parmalat brand for processed refrigerated dairy products, such as yogurt. Upon the acquisition of Batávia, we entered into a license agreement with Parmalat S.p.A. to use the Parmalat brand for processed dairy products and other products for a period of three years until the end of 2009, renewable for subsequent one-year periods, if there is no communication otherwise.
     In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, and also established a joint venture with Unilever for us of the margarine brand Becel.
     In our export markets, our premium brand is the Perdix brand, but we use other brands in specific markets for historical reasons, such as the Fazenda brand in Russia. In each case, we pair the two-partridge image with the applicable brand name for that market to maintain a coherent international brand. In addition, we have secondary brands in some of our export markets. Our Borella brand, for example, is well-known in Saudi Arabia, and we use the Halal brand in some Middle Eastern markets to indicate that we slaughter poultry for those products in accordance with Islamic guidelines. We also use the Confidence brand for selected lower-priced products, such as bologna and frankfurters, in a small number of export markets. We work with a single marketing agency internationally to help us market consistently around the world.
     For more information, see also “Item 4. Information on the Company—Business Overview—Intellectual Property.”
C. Research and Development, Patents and Licenses
     We have a Technology Center located in Videira in the State of Santa Catarina, which is responsible for research and development, including for systems to increase productivity and reduce costs; adapting international quality control practices to our production facilities; traceability systems to allow monitoring of products and customer orders; and clinical analysis of food to promote food safety. We invested R$16.9 million, R$10.7 million and R$7.2 million in 2008, 2007 and 2006, respectively, in research and development activities.

D. Trend Information
     The global economic recession that erupted in 2008 affected the Brazilian economy during the period from October 2008 through February 2009. The Central Bank of Brazil forecasts that the Brazilian GDP in 2009 will decrease 0.4% from its 2008 level. In the first quarter of 2009, industry activity slowed, mostly due to contraction in external demand and reduced domestic investments. In the domestic market, deterioration in the labor market did not significantly affect retail sales. Public policy in some areas, such as federal tax decreases in vehicles and durable industries, and increases in real wages helped to avoid a large slide in sales, and may sustain economic activity during the first half of 2009.
Exports
     The global economy is expected to contract in 2009 in comparison to 2008. In the first quarter of 2009, Brazilian poultry exports registered a 4.1% decrease in comparison to same period in 2008. Our principal export markets experienced a shortfall in domestic and international credit, affecting import financing. However, reductions in inventories and consumer choice of lower priced products may increase demand for chicken. Therefore, we believe that exports of poultry may increase slightly in 2009.
     Exports of pork will be affected by A(H1N1) influenza, also known as “swine flu.” Today, it is too early to make predictions about demand as we do not know if the disease will be quickly contained and how it will affect consumer confidence in pork. Worries about the disease are likely to lead to cuts in importing countries, and also to a decrease in export prices.
Domestic market
     Real incomes and nominal salaries in Brazil in 2008 were 3.4% and 9.9% higher, respectively, than those in 2007. Due to the global economic crisis, however, this data may not translate into increased domestic food consumption going forward. A stronger real and subdued inflation have served to encourage more vigorous demand. According to the A.C. Nielsen do Brasil S.A. survey, the changes in the principal product categories in 2008 compared to 2007 included: a decrease of 1.9% for specialty meats, an increase of 6.1% for frozen meats, an increase of 23.0% for frozen pastas, an increase of 3.5% for frozen pizzas, an increase of 8.0% for refrigerated dairy-processed products and a decrease of 1.0% for margarines. However, the global economic crisis has increased the uncertainty about future trends in consumer confidence and consumption in Brazil.
Raw Materials
     Between January and March 2009, corn prices averaged U.S.$3.74 per bushel, and soybean prices averaged U.S.$9.43 per bushel. This represents an approximately 28% decrease compared to same period in 2008. While crude oil decreased almost 60% during the same period, grain prices remained relatively high because world stocks of coarse grains and oilseeds were historically low.
     The USDA’s estimates for world corn production indicate a decrease of 0.75% and a significant drop in ending stocks due to production losses in Argentina and Brazil. Worries about crop situations in the United States are expected to keep markets volatile in the medium term. We expect price increases for the next few months.
     In the 2009-2010 harvest, global soybean production may increase 14.6%, mainly due to production in the United States, Argentina and Brazil. The USDA, however, indicates that would demand is not expected to decrease, which may help to sustain prices.

     For fluid milk, record prices seen in 2007-2008 are not expected again as international demand for dairy products has decreased, and supplies in New Zealand and Australia were not affected by droughts this season. After a large decrease in international dairy prices between October 2008 and February 2009, prices have partially recovered beginning in March 2009.
E. Off-Balance Sheet Arrangements
     We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.
F. Tabular Disclosure of Contractual Commitments
     The following table summarizes significant contractual obligations and commitments at December 31, 2008 that have an impact on our liquidity.

	Payments Due by Period
		Less Than	From One to	From Three	Five Years
Obligation	Total	One Year	Three Years	to Five Years	or More
	(in millions of reais)
Loans and financing (1)	6,104.1	1,625.9	2,105.8	2,165.7	206.7
Rental and lease obligations on property and equipment (2)	77.9	22.3	38.8	5.9	10.9
Commitments for purchase of goods and services (3)	854.6	613.1	121.3	78.8	41.3
Other	10.5	2.3	4.6	3.6	—

Total	7,047.1	2,263.6	2,270.5	2,254.0	258.9

(1)	Includes both short-term debt and long-term debt and expected interest obligations.

(2)	Includes capital and operating lease.

(3)	These purchase commitments include future purchase commitments for corn and soy meal and service fees to our integrated outgrowers. Amounts payable under contracts for goods or services that allow termination at any time without penalty have been excluded. With respect to contracts for goods and services that allow termination at any time without penalty after a specified noticed period, only amounts payable during the specified notice period have been included.
G. Safe Harbor
See “Part I—Introduction—Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Board of Directors
     Our overall strategic direction is provided by our board of directors, which is comprised of eight members who must be shareholders. Our by-laws also provide for eight alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20% of the members of our board of directors are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.

     The following table sets forth information with respect to our directors and alternate directors.

		Director/Alternate
Name	Position Held	Since	Age
Nildemar Secches	Chairman	April 12, 2007	60
Wang Wei Chang	Alternate	April 12, 2007	62
Francisco Ferreira Alexandre	Vice Chairman	April 22, 2003	46
João José Caiafa Torres	Alternate	April 30, 2009	70
Carlos Alberto Cardoso Moreira	Board Member	April 30,2009	49
Wilson Carlos Duarte Delfino	Alternate	April 30,2009	63
Décio da Silva (1)	Board Member	April 12, 2007	52
Gerd Edgar Baumer	Alternate	April 12, 2007	74
João Vinicius Prianti(1)	Board Member	April 30,2009	60
Adib Fadel	Alternate	April 30,2009	64
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	48
Susana Hanna Stiphan Jabra	Alternate	April 12, 2007	51
Manoel Cordeiro Silva Filho	Board Member	April 12, 2007	55
Maurício da Rocha Wanderley	Alternate	April 12, 2007	40
Rami Naum Goldfajn	Board Member	April 30, 2008	41
Claudio da Silva Santos	Alternate	April 30, 2008	38

(1)	Independent member.
     The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors.
     Nildemar Secches – Chairman of the Board of Directors, member of the Board of Directors of Weg S.A since 2004, of Ultrapar Participações S.A. since 2002 and of Iochpe-Maxion since 2004. He was a director of the BNDES (Brazilian Economic and Social Development Bank) from 1987 to 1990, Corporate Director General for the Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (ABEF) from 2001 to 2003. He graduated with a degree in mechanical engineering from the Universidade de São Paulo, has a postgraduate degree in Finance from the Pontificia Universidade Católica do Estado do Rio de Janeiro and has concluded a PhD course in Economics at the Universidade de Campinas. Birth Date: 11/24/48.
     Francisco Ferreira Alexandre – Vice Chairman of the Board of Directors. He was elected to our Board of Directors as representative from PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil in 2003. He has been a director at PREVI since 2003 and also an employee of the Banco do Brasil S.A. since 1978. Mr. Alexandre graduated with a degree in engineering from the Universidade de Alagoas, graduated with a law degree from the Centro de Ensinos Superiores of Maceió in the State of Alagoas, and has a postgraduate qualification in Economics and Personnel Management. He also holds an MBA in corporate finance from the Pontificia Universidade Católica – Rio de Janeiro. Birth Date 10/29/62.
     Carlos Alberto Cardoso Moreira – Board Member. He has a degree in Business Administration from the Pontificia Universidade Católica de São Paulo with specialization in Capital Markets at IBMEC. He was a vice president at Citibank, N.A., and worked as officer for institutional customers at Banco Finasa BMC S.A.. He is currently investments and finance director at Sistel (a pension fund). He is a member of the Board of Directors of CPFL Energia and GTB Participações S.A. Birth Date: 04/05/60.
     Décio da Silva – Board member (Independent member). During his career, he was production officer, regional officer and sales officer of Weg S.A., of which he is currently the Chief Executive Officer. Mr. Silva graduated with a degree in mechanical engineering from Universidade Federal de Santa Catarina and with a degree in business administration from the Higher Educational School of Administration and Management of UDESC and enrolled in a graduate program in business administration at Fundação Dom Cabral. Birth Date: 09/16/56.

     João Vinicius Prianti – Board Member (Independent Member) Economist graduated from Pontificia Universidade Católica de São Paulo and specialized in Marketing. He worked for thirty-seven years at Unilever, heading up various teams around the world. He was Chairman of Unilever Brasil and for twelve years, and sat on the company’s Latin American Board of Directors. He is currently a business consultant and Member on various boards of directors. Birth Date: 07/30/48.
     Luis Carlos Fernandes Afonso – Board Member. He represents Petros- Fundação Petrobras de Securidade Social and has been a Board Member since April, 2003. He graduated from the Pontificia Universidade Católica de São Paulo with a master’s degree in Economics at Instituto de Estudos e Pesquisas Econômicas- IEPE/ Universidade Rio Grande do Sul and a Postgraduate Qualification in Environmental and Economic Development at Universidade de Campinas. He is the President of the Center for the study of Public Policy of the Campinas University – FACAMP, and also researcher at Campinas Foundation of Economics. He was Finance Secretary at the Municipal Governments of São Paulo, Campinas and Santo André. Birth Date: 04/15/61.
     Manoel Cordeiro Silva Filho – Board member (Independent Member). He has been an independent member since April 2007. He had been at Companhia Vale do Rio Doce for over 32 years, was an investment and finance officer of Fundação Vale do Rio Doce de Seguridade Social – VALIA and was also coordinator of the National Investment Committee of the Brazilian Association of Pension Funds, or ABRAPP. Mr. Silva Filho graduated with a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, enrolled in a graduation program in economic engineering at Faculdade Estácio de Sá, Rio de Janeiro, and holds an MBA in finance from IBMEC. Birth Date: 07/01/53.
     Rami Naum Goldfajn – Board member (Independent member). Production engineer from Universidade Federal do Rio de Janeiro and holds an MBA in management from COPPEAD — Universidade Federal do Rio de Janeiro, with an international extension course at the Wharton School of the University of Pennsylvania. Mr. Goldfajn is a Partner of Governança & Gestão Investimentos and member of the Board of Directors of Portobello S/A. He acted as CEO for Eleva Alimentos S/A, worked for over ten years in the financial market, and has been a partner of Galeazzi & Associados, where he participated in several restructuring projects, besides having acted as the CFO at Grupo Estado de São Paulo and Eleva S.A. Birth Date: 12/20/67.
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
     The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders meeting in April 2011. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings, when called by our CEO.

     The following table sets forth information with respect to our executive officers.

		Current Position
Name	Position Held	Held Since	Age
José Antonio do Prado Fay	Chief Executive Officer	October 28 2008	55
Leopoldo Viriato Saboya	Chief Financial Officer and Investor Relations Officer	June 26, 2008	33
Antonio Augusto de Toni	General Officer of Perdix Business	April 26, 2007	45
Giberto Antonio Orsato	Human Relations Officer	April 26, 2007	47
Luiz Adalberto Stabile Benicio	Agropecuary Officer	March 28, 2005	46
Nelson Vas Hacklauer	Business Development Officer	May 31, 1995	57
Nilvo Mittanck	Chief Operating Officer	April 26, 2007	47
Wlademir Paravisi	General Officer of Batavo Business	April 26, 2007	48
     The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers. The business address of each of our current executive officers is 760 Av. Escola Politécnica, Jaguaré, 05350-901 São Paulo, SP, Brazil.
     José Antonio do Prado Fay – Chief Executive Officer. Mechanical Engineer from Universidade Federal do Rio de Janeiro with a postgraduate degree in industrial systems at COPPEAD – Universidade Federal do Rio de Janeiro, Petrobrás. He became CEO at Perdigão in October 2008 having held the position of director-general for the Perdigão Business Unit up to then. He has held various posts at leading companies such as Petrobrás, the Bunge Group, Batávia and Electrolux. Birth Date: 11/10/53.
     Leopoldo Viriato Saboya – Chief Financal Officer and Investor Relations Officer. Agronomist Engineer with a master’s degree in Applied Economics at ESALQ – Universidade de São Paulo, he has worked at Perdigão since 2001. He has held posts in the areas of strategic planning, corporate finance, capital markets, M&A, project finance, budgeting and competitive intelligence. He took over the financial officer’s position of the Company in 2008. Birth Date: 10/10/75.
     Antonio Augusto de Toni – General Officer of Perdix Business. He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A. At Perdigão companies he took over as General Officer of the Perdix Business position in April 2007. Foreign Trade administrator from the Universidade do Vale do Rio dos Sinos specialized in Marketing Administration, International Administration and Corporate Finance. He also has a MBA in Agribusiness from FEA – Universidade de São Paulo. Birth Date: 12/16/63.
     Giberto Antonio Orsatto – Human Relations Officer. He has been in our company since 1980, having held positions in several areas. Mr. Orsatto graduated with a degree in business administration from the Universidade Oeste de Santa Catarina, took a graduate program in Regional Economy at Uni Oeste de Santa Catarina, and earned an MBA in business administration at FEA/USP. Birth Date: 07/06/61.
     Luiz Adalberto Stabile Benicio – Agropecuary Officer. He has worked at Perdigão since 1986, where he held different positions and is currently the Agropecuary Officer. He is graduated with a degree in Animal Sciences from Universidade Estadual de Maringá, a PhD in Animal Nutrition from Universidade Federal de Viçosa and an MBA in Business Management. Birth Date: 07/15/62.
     Nelson Vas Hacklauer – Business Development Director. He has been working at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Director from 1994 to 1995 and Commercial Director at Perdigão from 1989 to 1994. He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles. Birth Date: 06/27/51.
     Nilvo Mittanck –Chief Operating Officer. Mechanical Engineer, he graduated from Universidade Federal de Santa Catarina with an MBA in Management from FEA/Universidade de São Paulo. He has worked at Perdigão since 1985, as Mechanic and Maintenance Engineer, Advisor and Industrial Engineer Manager, Associate Director and Supply Chain Director. Birth Date: 07/30/61.

     Wlademir Paravisi – General Officer of Batavo Business. He has been working at Perdigão since 1978 and has held positions such as Regional Director from 1999 to 2002 and Supply Director from 2002 to 2007. He is a graduate in Accountancy from Universidade do Estado de Santa Catarina and has an MBA in Business Management and Agribusiness from Universidade de São Paulo. He also completed the Wharton Advanced Management Program course at the Wharton School of the University of Pennsylvania. Birth Date: 02/06/60.
B. Compensation
     In 2008, the aggregate compensation paid by us to all members of the board of directors and all executive officers (22 persons) for services in all capacities was approximately R$14.7 million. In addition, we paid to all executive officers approximately R$3.7 million in 2008 as part of our profit sharing plan.
     The amount of compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid has been related to a percentage of the net income. Starting in 2006, a new methodology will relate the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income measured against the budget established at beginning of each year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.
     The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In 2008, the amount paid as benefits to the executive officers totaled R$5.0 million. The aggregate total compensation paid to executive officers in 2008 (including salaries, profit sharing payments and benefits) was R$20.9 million.
     We compensate our alternate members for each meeting of our board of directors that they attend. We also compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.
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
     The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

		Current Position
Name	Position Held	Held Since	Age
Attilio Guaspari (1)	Member of the Fiscal Council	April 29, 2005	62
Agenor Azevedo dos Santos	Alternate	April 12, 2007	53
Osvaldo Roberto Nieto (2)	Member of the Fiscal Council	April 30, 2009	58
Ernesto Rubens Gelbcke	Alternate	April 30, 2009	65
Jorge Kalache Filho	Member of the Fiscal Council	April 30, 2009	59
Mauricio Rocha Neves	Alternate	April 30, 2009	44

(1)	Financial Expert and Independent Member

(2)	Independent Member
     The following is a summary of the business experience, areas of expertise and principal outside business interests of our current members of the fiscal council.
     Attílio Guaspari – Member of the Fiscal Council (Independent member) and Financial Specialist. He graduated with a degree in Civil Engineering, a Master’s degree in Management Sciences; he is also a member of the Audit Committee of the Banco Nacional de Desenvolvimento Econômico e Social – BNDES. He has extensive experience as Internal Audit Chief, Financial Director and member of the Fiscal Council and Board of Directors. Birth Date: 10/20/46.
     Osvaldo Roberto Nieto – Member of the Fiscal Council (Independent member). Accountant, he graduated from the Universidade Presbiteriana Mackenzie with a Ph.D. in Business Administration at Faculdade Getúlio Vargas/SP. He has served as a council member at Baker Tilly International since 1997. He has also served as audit manager at PricewaterhouseCoopers. Birth Date: 12/27/50.
     Jorge Kalache Filho – Member of the Fiscal Council. Engineer, he graduated from Pontifícia Universidade Católica do Rio de Janeiro, holds post-graduate degrees in Finance from Pontifícia Universidade Católica and Industrial Economics from Universidade Federal do Rio de Janeiro, Master’s degree in Business Administration from Pontifícia Universidade Católica. Mr. Kalache was chief of departments in BNDES, and superintendent of industrial operating area, commerce, service and industry. He has extensive experience serving on the Board of Directors. Birth Date: 09/15/49.
     Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and the company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee; rather, its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Under an exemption pursuant to Rule 10A-3 under the Exchange Act regarding the audit committees of listed companies, a fiscal council may exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under the Brazilian Corporation Law.
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
     We have modified our fiscal council to comply with the exemption requirements. Accordingly, the fiscal council operates pursuant to a charter (regimento interno) that contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the pertinent regulations and the requirements of the NYSE. Because the Brazilian Corporation Law does not permit the board of directors to delegate responsibility for the appointment and removal of the external auditors and does not provide the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot fulfill these functions.

     The board of directors has determined that Mr. Attilio Guaspari is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts.
D. Employees
     The table below sets forth the number of our employees by primary category of activity as of the dates indicated. The information at December 31, 2008 includes employees of business acquired in 2008: Eleva Alimentos S.A., Plusfood and Maroca e Russo Indústria e Comércio Ltda. (Cotochés).

	As of December 31,
	2008	2007	2006
Administration	1,452	720	844
Commercial	6,480	4,659	3,919
Production	51,076	39,373	34,285

Total	59,008	44,752	39,048

     All of our employees are located in Brazil, except for approximately 580 employees abroad, mainly in Europe, who staff our overseas sales offices and processing plants.
     We do not employ a material number of temporary employees. However, during the Christmas holiday season, we contract a company that furnishes sales representatives to us to assist in holiday sales.
     All of our production employees are represented by labor unions. The production employees in each state have a different union, and the terms of our collective bargaining agreements vary in accordance with the union. In each case, however, salary negotiations are conducted annually between workers’ unions and us. The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement for a particular facility is binding on all production employees, whether or not they are members of the union. In general, collective bargaining agreements are applicable to all employees of that union or region, respecting the different professional categories. Our administrative employees are also generally members of separate unions. We believe that our relations with our employees are satisfactory, and there have been no strikes or significant labor disputes in the past seven years.
     We maintain a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan.” The principal components are (1) the PROHAB—Perdigão Housing Program, which provides home construction financing through an independent credit source, (2) the private Perdigão pension plan, administered by Perdigão Sociedade de Previdencia Privada (“PSPP”), (3) a credit cooperative that offers to the associated employee credit lines with attractive interest rates, (4) supplementary health plan that allows the employee to use the network agreements with costs subsidized by the Company, (5) meals services agreement, according to which the Company offers meals in its own restaurants or agreements with other restaurants for subsidies of up to 80% by the Company, (6) basic consumer products granted to employees with salary of up to five minimum wages and subsidized by 80% by the Company and (7) collective insurance life policy. During 2008, we spent R$195.7 million on programs for food supplies, health insurance, transportation, housing, education, child care and benefits to retired employees. This amount is 52.1% higher than the amount spent in 2007. We also encourage the practice of sports and leisure activities at sports, recreation clubs and fitness centers located at our facilities.
     We have implemented productivity incentive programs, such as the Profits and Results Sharing Program, which is available to all employees, as well as variable compensation system linked to targets for operating and sales personnel. The purpose of those programs is to institute and regulate employee participation in our profits and results, thus encouraging improved performance, the recognition of team and individual effort and accomplishment of our targets.

E. Share Ownership
     As of May 31, 2009 the Board of Directors and Executive Officers individually and in the aggregate owned less than one percent of our shares.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     On May 31, 2009, we had outstanding 206,527,618 common shares (excluding 430,485 common shares held in treasury), without par value.
Major Shareholders
     The following table sets forth certain information as of May 31, 2009, with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) the total amount of our common shares owned by our directors and executive officers as a group.

	Common Shares
	Number	%
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil(1)	29,305,261	14.16
PETROS – Fundação Petrobras de Seguridade Social(1)	24,924,263	12.04
BIRD Fundo de Investimento em Ações – Investimento no Exterior	15,015,867	7.26
Fundação Telebrás de Seguridade Social – SISTEL(1)	8,240,891	3.98
VALIA – Fundação Vale do Rio Doce(1) (2)	7,695,352	3.72
FPRV1 Sabiá F1 Multimercado Previdenciário(1)(3)	2,286,562	1.10
All directors and executive officers as a group, including the board of directors (11 persons)	334,605	0.16

(1)	These pension funds are controlled by participating employees of the respective companies and they are parties to a voting agreement.

(2)	Excludes 4,828,832 common shares beneficially owned through Fundo de Investimento em Ações that are not subject to the voting agreement.

(3)	Investment fund beneficially owned by Fundação de Assistência e Previdência Social do BNDES – FAPES. The common shares held by this fund are subject to the voting agreement to which FAPES is a party.
Changes in Ownership
     We have decentralized control since we entered the Novo Mercado on April, 2006. We had two offerings of our shares, one in each of 2006 and 2007. Some of the main shareholders subscribed to the rights in the offers. Regarding the settlement of the shares portion of Eleva shareholders, the Board of Directors approved the incorporation of 54% of the shares held by the shareholders of Eleva into our company, in accordance with the exchange ratio of 1.74308853 shares of Eleva per share of Perdigão, in the amount of 20.2 million new issued shares.
     There has been no significant change in the percentage ownership held by any major shareholder since December 31, 2006, except as follows: in October 2007, PREVI – BANERJ – Caixa de Previdência dos Funcionários do BANERJ sold all of our common shares that it held, representing 1.2% of our share capital, in market transactions on the São Paulo Stock Exchange. In October and November 2007, Fundação de Assistência e Previdência Social do BNDES – FAPES transferred common shares it held representing 2.06% of our share capital to the public on the São Paulo Stock Exchange and to FPRV1 Sabiá F1 Multimercado Previdenciário, a fund beneficially owned by FAPES. In 2008, FPRV1 Sabiá F1 Multimercado Previdenciário sold common shares it held representing 1.32% of our share capital to the public on the São Paulo Stock Exchange. In 2008 and 2009, Real Grandeza Fundação de Assistência e Previdência Social sold all our common shares that it held, representing 1.72% of our share capital, in market transactions on the São Paulo Stock Exchange. In addition, we issued additional common shares in connection with our public offering of December 2007 and also in connection with the Eleva acquisition. The Pension Funds that are part of the Voting Agreement held 35.01% of our corporate capital on May 31, 2009, compared to 46.1% held at December 31, 2006.

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
     These shareholders agreed to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The decision will be taken by the majority of the shareholders, except in relation to the election of the members of (1) our board of directors, where each shareholder is entitled to indicate one member; and (2) the fiscal council.
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
B. Related Party Transactions
     The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2006.
     We have outstanding debt obligations to BNDES, including long-term loans under our FINEM credit line in an aggregate principal amount of R$621.5 million at December 31, 2008. We also have outstanding debentures in an aggregate principal amount of R$6.3 million at December 31, 2008. BNDES is the sponsor of FAPES, which controls FPRVI Sabiá FI Multimercado Prev., one of our principal shareholders, but FAPES is managed separately.
     From time to time, we incur trade-related loans from Banco do Brasil S.A. on arm’s-length commercial terms in the ordinary course of business. These loans are included in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.” Although, Banco do Brasil S.A. is the sponsor of PREVI, one of our principal shareholders, PREVI is independently managed.
     We are also borrowers under long-term loans with favorable interest rates from Banco do Brasil S.A. to fund eligible capital expenditures in the Central-West region of Brazil under a Brazilian federal government incentive program. Our primary long-term loans from Banco do Brasil S.A. at December 31, 2008 include (1) a commercial credit line (R$7.0 million), (2) an export credit note (R$590.0 million) and (3) an industrial credit note (R$255.9 million). Our outgrowers of poultry and hogs may also obtain federal government-subsidized rural credit financing from Banco do Brasil S.A. to fund capital expenditures. We assist our outgrowers in arranging this long-term financing. We currently do not guarantee or are not financially responsible for these financing arrangements; however, we pay part of the payments that we would otherwise make to the outgrowers directly to a mutual fund operated by Banco do Brasil S.A. to support repayment of these financings.
     On September 25, 2003, we entered into a license agreement with Batávia for use of the Batavo brand in connection with the meat and processed food business that we acquired from Batávia at that time. We are required to pay royalties corresponding to a percentage of the net sales we receive from the sale of such products. The percentages range are 0.30% for 2006, 0.40% for 2007 and 0.50% from 2008 to 2014, when the agreement expires. This agreement remained in place after we acquired 51% of Batávia in the second quarter of 2006. Since 2004, we have also been parties to expense reimbursement agreements with Batávia in the ordinary course of our business pursuant to which we reimburse Batávia for our use of water, steam and waste disposal services at our Carambeí plant in the State of Paraná, which is adjacent to Batávia’s plant. In early December 2007, we acquired the remaining 49% interest in Batávia not held by us for R$155.0 million, and Batávia became our wholly owned subsidiary. Since this acquisition has been consummated, any payment of royalties or reimbursement of expenses in the future has been an inter-company transaction.

C. Interests of experts and counsel.
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information.
     See Exhibits.
     The authorized capital stock of the Company is comprised of Common Shares. As of May 31, 2009, 206,527,618 of our common shares (excluding 430,485 held in treasury) were issued and outstanding.
Legal Proceedings
     We and our subsidiaries are party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in each legal proceeding as remote, possible or probable. We record provisions for eventual losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. If we believe the loss is probable, we record the full amount of the estimated loss. We do not record a provision for loss if we classify the probability of loss as possible or remote. We may, however, also incur losses in proceedings for which we had previously classified our risk of loss as only possible or remote.
Tax Proceedings
     We were engaged in several legal proceedings with Brazilian tax authorities in the aggregate amount of R$1.3 billion, as of December 31, 2008, for which we have established provisions in an aggregate amount of R$153.2 million as of December 31, 2008, compared to R$99.5 million and R$94.9 million, respectively, as of December 31, 2007 and 2006. Of the proceedings for which we have recorded a provision for loss, the primary proceedings are the following:
•	We have challenged the current 30% deductibility limit to carrying forward prior-year losses in the calculation of corporate income and social contribution taxes, which represented a total potential loss of R$60.7 million as of December 31, 2008. The Brazilian Superior Court of Justice, an appellate court in Brazil, has already held against taxpayers on this matter. Currently, the Brazilian Federal Supreme Court is examining related matters in connection with this issue and has thus far ruled unfavorably. Accordingly, we classify losses as probable in relation to the main issue but remote for issues regarding certain calculation errors made on payment and the assessment of significant fines. Indeed, during 2008, we obtained a favorable decision in the Taxpayers Council that decreased the applicable fine from 75% (considered a punitive fine) to 20% (considered a late payment fine). As a result, the tax authorities commenced a procedure to reduce the applicable fine for late payment, and, correspondingly, we decreased our recorded provision for loss of R$30.4 million as of December 31, 2007, to R$1.8 million as of December 31, 2008.

•	We have challenged the increases in the rates and calculation of the tax base of the PIS and COFINS taxes. In regards to the rate increase issue, the Brazilian Federal Supreme Court is currently revisiting the issue based on a new argument. Even so, the Brazilian Federal Supreme Court’s latest rulings have adopted a position favorable to the tax authorities. According, we believe that losses are probable in this regard. We had a R$9.5 million provision for loss as of December 31, 2008, corresponding to the amount we would pay in the event of an adverse ruling regarding the tax rate increase. On the other hand, during 2008, we liquidated our provision for loss of R$9.5 million related to the calculation of the tax base. We were able to do so based on a favorable decision of the General Federal Tax Attorney, whose decision, in turn, was based on favorable Brazilian Federal Supreme Court holdings.

•	We have challenged the assessment or payment of ICMS taxes in connection with a number of matters, the total value of which was estimated at R$256.6 million as of December 31, 2008, including the following:
➢	We have several tax default notices issued by the tax authorities in relation to ICMS tax credits recorded upon the acquisition of raw materials considered part of the basic food basket. In the past, this matter was decided in favor of the taxpayers by the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court. However, on March 17, 2005, the Brazilian Federal Supreme Court decided that the recording of credits in proportion to the reduction of the calculation base of the ICMS tax is constitutional. In March 2005, the Brazilian Federal Supreme Court changed its decision, in order to allow the recording of credits only in proportion to the reduction of the calculation base of the ICMS tax. Our counsel has advised that the Brazilian Federal Supreme Court did not properly consider all of the arguments related to the case and that Complementary Law No. 86/96 does not require the credits to be excluded from the calculation base. We estimated a potential loss of R$111.4 million as of December 31, 2008 in relation to this matter, for which we have not provided a provision for loss because we believe that losses are possible.

➢	We have challenged the payment of certain ICMS taxes in connection with our use of tax credits relating to consumption goods. We recorded a provision for loss of R$26.8 million as of December 31, 2008, relating to these proceedings in which we believe that losses are probable.

➢	We have challenged the disallowance of certain ICMS tax credits. We were served by the tax authorities for having inopportunely recorded ICMS tax credits with inflation adjustments and were thereby disallowed from claiming the entire tax credit, rather than just that portion related to the adjustment. We are currently waiting for the Brazilian Federal Supreme Court to render judgment in our appeal. The jurisprudence in the appellate courts indicates that inflation rate adjustments are not appropriate in calculating tax credits, unless done with the prior approval of the tax authorities. As of December 31, 2008, the amount pending in the proceeding amounted to R$30.3 million, for which we have recorded a provision for loss of R$23.4 million.
•	We have challenged the assessment of the Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira—CPMF) to our export sales. As the appellate courts have not yet decided on this matter, we believe that losses are probable. We have established a provision for loss of R$27.1 million as of December 31, 2008 relating to this proceeding, compared to R$24.8 million as of December 31, 2007.

•	We have challenged the assessment of PIS and COFINS taxes on the receipt of interest on shareholders’ equity. We estimate the amount involved in this proceeding to be R$38.4 million as of December 31, 2008, and based on the advice of counsel, while we believe that losses are possible, we have not recorded contingency reserves in relation to this proceeding.

•	We have challenged the assessment of corporate income and social contribution taxes on our overseas entities located in the Cayman Islands, which is, in turn, controlled by Crossban Holding GmbH, or “Crossban,” located in Austria. During the corresponding tax period, Crossban was controlled by PDA – Distribuidora de Alimentos Ltda. and PRGA Participações Ltda., both located in Brasil, which were in turn controlled by Perdigão Agroindustrial S.A. The tax authorities disregarded Crossban for tax purposes, classifying it as a pass-through entity, based on the belief that we were attempting to avoid double taxation through the improper use of the current tax treaty between Brazil and Austria. Furthermore, arguing that the company acted deliberately in such regard, the tax authorities assessed a penalty of 150% of the tax claimed. Recently, however, the Regional Office of the Brazilian IRS (Delegacia Regional da Receita Federal), after due analysis of our arguments, rejected the arguments of the tax authority and decided in our favor. As of December 31, 2008, the amount involved in this proceeding was R$176.8 million. Based on our counsel’s advice involved in the matter and on the favorable opinion received, we did not set aside a provision for loss for this proceeding. Though the tax authorities have filed for appeal, our counsel’s opinion regarding the possibility of loss remains unchanged.

•	We have also challenged certain social contribution taxes benefiting the Brazilian Services for the Support of Small and Micro-Enterprises (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas), or “SEBRAE,” for which the Brazilian Federal Supreme Court has already ruled in favor of to the tax authorities. In addition, we have challenged the payment of certain social contribution taxes benefiting the Rural Laborers Assistance Fund (Fundo de Assistência e Previdência do Trabalhador Rural), or “FUNRURAL,” that are allegedly owed in connection with the sale and production of day-old chicks in our incubators. We recorded a provision for loss of R$17.0 million as of December 31, 2008, relating to these proceedings in which we believe that losses are probable.
Labor Proceedings
     We were involved in 4,512 labor proceedings amounting to total claims of R$1.3 billion as of December 31, 2008, compared to R$700.4 million as of December 31, 2007. These cases relate to, among others, overtime and salary inflation adjustments for periods prior to the introduction of the real, illnesses allegedly contracted at work and work-related injuries. Based on our past experience and the advice of counsel, we had established provisions for losses in the amount of R$51.6 million as of December 31, 2008, which we believe are sufficient to cover probable losses.
Civil Proceedings
     We were defendants in 1,090 civil proceedings amounting to total claims of R$146.1 million as of December 31, 2008, compared to R$116.3 million as of the same date in 2007. These matters relate to, among other things, traffic accidents, breach of contract claims, property damage and physical injuries. We have recorded provisions for losses in the amount of R$14.3 million in connection with our pending civil proceedings as of December 31, 2008.
     The largest individual proceeding is a claim for R$30.8 million as of December 31, 2008, whose loss we believe is remote.
     We are also involved in a legal proceeding in which the plaintiff claims approximately R$13.8 million as of December 31, 2008, plus accrued interest, in connection with an alleged contractual breach relating to that party’s investment in a company that used to be controlled by one of our affiliates. We believe the chance of loss is probable, but the actual amount to be paid will only be able to be calculated after a final decision. We have not established any provision for loss in respect of this matter.
     We are also defendants in a case involving our corporate duties to a former member of a now-defunct association of chicken exporters, currently pending liquidation, who is challenging his exclusion from that association. The case could involve the payment of damages by us, but the auditor’s assessment of the damage amount is still pending. Accordingly, we have not made a provision for loss with respect to this case.
Dividends and Dividend Policy
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
     The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2004 on a per share basis in reais. The amounts give effect to the three-for-one share split that became effective on April 12, 2006. After the share reclassification that became effective on April 12, 2006, we no longer have authorized or outstanding preferred shares.

			Nominal
			Currency	U.S.$ Equivalent
			Brazilian	per Share at
Year	Description	First Payment Date	per Share	Payment Date
2004	Interest on shareholders’ equity	August 31, 2004	0.37	0.13
2004	Interest on shareholders’ equity	February 28, 2005	0.19	0.08
2004	Dividends	February 28, 2005	0.09	0.04
2005	Interest on shareholders’ equity	August 31, 2005	0.35	0.15
2005	Interest on shareholders’ equity	February 24, 2006	0.36	0.17
2005	Dividends	February 24, 2006	0.10	0.05
2006	Interest on shareholders’ equity	February 27, 2007	0.19	0.09
2006	Dividends	February 27, 2007	0.02	0.01
2007	Interest on shareholders’ equity	August 31, 2007	0.22	0.11
2007	Interest on shareholders’ equity	February 29, 2008	0.33	0.19
2008	Interest on shareholders’ equity	August 29, 2008	0.25	0.15
2008	Interest on shareholders’ equity	February 27, 2009	0.12	0.05
     The following table sets forth total dividends and interest on shareholders’ equity declared by share class:

	Dividends and	Dividends and
	Interest on	Interest on	Total Dividends
	Shareholders’	Shareholders’	and Interest on
	Equity on	Equity on	Shareholders’
	Common Shares	Preferred Shares	Equity
	(in millions of reais)
2004	30.7	58.0	88.7
2005	37.5	70.8	108.3
2006	35.2	—	35.2
2007	100.2	—	100.2
2008	76.4	—	76.4
Amounts Available for Distribution
     The section of this form entitled “Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law. See “Description of Share Capital—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity.”

B. Significant Changes.
     The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING
A. Offer and listing details
     The principal trading market for our common shares is the São Paulo Stock Exchange.
Share Reclassification and Related Share Split
     In March 2006, our shareholders approved (1) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares and (2) a three-for-one share split of our common shares. The conversion and related share split became effective on April 12, 2006. We undertook the conversion in connection with our voluntary adherence to the higher corporate governance and disclosure requirements of the São Paulo Stock Exchange’s Novo Mercado. As a result of the share reclassification and share split, our share capital consists solely of common shares, and each of our common shares was split into three common shares. In accordance with Brazilian GAAP, per share data and other information in this document have not been adjusted to give effect to the reclassification and related share split. However, the per share data in accordance with U.S. GAAP that is presented in “Item 3. Key Information—Selected Financial Data” and Note 24 to the audited consolidated financial statements in this Annual Report on Form 20-F have been adjusted to reflect the share reclassification and the share split.
     On October 20, 2000, ADSs representing our preferred shares began trading on the NYSE. On May 31, 2009, there were 6,107,195 ADSs outstanding, representing 12,214,390 common shares, or 5.9% of our outstanding common shares. On May 31, 2009, we had approximately 20,000 shareholders, including 83 U.S. resident holders of our common shares (including The Bank of New York, as depositary). On May 31, 2009, there were 206,527,618 common shares issued and outstanding (excluding 430,485 common shares held in treasury).
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

	São Paulo Stock Exchange
	Reais per				Reais per				New York Stock Exchange
	Common Share				Preferred Share(1)				U.S. dollars per ADS
	High		Low		High		Low		High		Low
Year
2004	R$	15.33	R$	7.00	R$	19.40	R$	7.87	R$	14.73	R$	5.12
2005		22.30		15.33		26.83		14.22		24.00		11.39
2006		32.33		18.38		32.33		20.10		28.60		15.20
2007		48.96		24.51		—		—		56.96		22.88
2008		53.30		27.20		—		—		65.70		23.37

	São Paulo Stock Exchange
	Reais per		Reais per		New York Stock Exchange
	Common Share		Preferred Share(1)		U.S. dollars per ADS
	High	Low	High	Low	High	Low
Quarter
2007
First Quarter	30.20	24.51	—	—	28.02	22.88
Second Quarter	38.15	26.68	—	—	40.75	26.06
Third Quarter	41.25	30.50	—	—	44.91	30.25
Fourth Quarter	48.96	37.59	—	—	56.96	41.51

2008
First Quarter	45.38	35.06	—	—	52.03	40.62
Second Quarter	53.30	39.60	—	—	65.70	46.90
Third Quarter	45.80	33.80	—	—	57.86	34.44
Fourth Quarter	38.20	27.20	—	—	39.97	23.37

2009
First Quarter	33.50	26.15	—	—	29.45	21.76

	São Paulo Stock Exchange
	Reais per		New York Stock Exchange
	Common Share		U.S. dollars per ADS
	High	Low	High	Low
Month
December 2008	37.65	29.74	31.68	25.19
January 2009	33.50	30.50	28.76	25.77
February 2009	31.35	28.90	27.62	23.01
March 2009	32.70	26.15	29.45	21.76
April 2009	32.80	28.71	30.29	25.60
May 2009	39.35	32.00	39.30	34.70
June 2009 (through June 29, 2009)	39.98	36.57	41.05	36.26

Source: Bloomberg

(1)	Preferred shares were converted into common shares on April 12, 2006.
     On June 29, 2009, the closing sales price of:
•	our common shares on the São Paulo Stock Exchange was R$37.17 per share;

•	the ADSs on the NYSE was U.S.$37.85 per ADS.
B. Plan of distribution
Not applicable.
C. Markets
Trading on the BM&F Bovespa – Securities, Commodities & Futures Exchange
     The BM&F Bovespa – Securities, Commodities & Futures Exchange, or “São Paulo Stock Exchange,” is a public company which resulted from the merger, in 2008, among Bolsa de Mercadorias e Futuros (BM&F, the Brazilian commodities and futures exchange), Bolsa de Valores de São Paulo (Bovespa, the São Paulo stock exchange), and Companhia Brasileira de Liquidação e Custódia (CBLC, a clearinghouse). Before the merger, BM&F and Bovespa, which were non-profit entities owned by their member brokerage firms until 2007, conducted their initial public offerings (IPOs) and became public companies.

The integration process among such companies was fully completed in November 2008. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has open outcry trading sessions, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during Brazilian summer time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:45 p.m. to 7:00 p.m. or from 6:45 p.m. to 7:45 p.m. during Brazilian summer time. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA.
     Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidaçao e Custodia), or “CBLC,” which is the São Paulo Stock Exchange’s securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.
     In order to maintain better control over the fluctuation of the São Paulo Stock Exchange index, in 2003 the São Paulo Stock Exchange adopted a “circuit breaker” system in which the trading session is suspended for a period of 30 minutes or one hour in the event the São Paulo Stock Exchange index were to fall below the limit of 10.0% or 15.0%, respectively, in relation to the closing rate of the index of the previous trading session.
     From September to October of 2008, due to high volatility in the São Paulo Stock Exchange, the “circuit breaker” system was activated six times, in some cases right after the opening of the session and in others, after the dissemination of news that contradicted market expectations that resulted in investor panic. On October 6, 2008, the opening of the São Paulo Stock Exchange was stopped twice, forcing the exchange to disclose special rules for halting trades if the São Paulo Stock Exchange index fell 20%. Ultimately, the market did not fall to such extent.
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
     Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the CMN. Resolution No. 2,689 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. For more information, see “Description of Share Capital—Regulation of Foreign Investment” under Item 10.
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
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of Issue
     Not applicable.
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
     At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18 2007, priority being given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition. On January 14 2008, as a result of demand for the offering, the over-allotment option was partially exercised an additional issuance of 744,200 shares, at the same price in the amount of R$33.5 million, the capital stock increasing to R$2.5 billion, represented by 186,701,352 common book-entry shares.
     On February 21, 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of our company, upon issuance of 20.2 million shares. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 are common shares held in treasury).
     According to our by-laws, our authorized share capital is 250,000,000 common shares, which may be increased up to that number without an amendment to our by-laws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders. Under the Novo Mercado listing agreement we entered into with the São Paulo Stock Exchange, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

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
Rights of Common Shares
     At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our by-laws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our by-laws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “—Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Moreover, in the event of liquidation of our Company, common shareholders are entitled to receive reimbursements of equity in an amount proportionate to their participation, after payment of all of our obligations. Common shareholders have, except in certain circumstances listed in the Law of Publicly Held Companies (Lei de Sociedades por Ações) and in our Bylaws, the right to participate in our company’s future capital improvements, in proportion to shareholders’ equity, and also the right to dispose of shares in a public offering in a case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued by offeror, in compliance with the terms and conditions provided in Article 37 of our Bylaws.
     According to the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

•	preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under “—Preemptive rights”;

•	the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

•	the right to withdraw from our company in the cases specified in the Brazilian Corporation Law, which are described under “—Withdrawal Rights.”
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
     An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Under our by-laws and the Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:
•	amendment of our by-laws;

•	election and dismissal, at any time, of the members of our board of directors and fiscal council and approval of their aggregate compensation;

•	approval of management accounts and our audited financial statements;

•	granting stock awards and approval of stock splits or reverse stock splits;

•	approval of stock option plans for our management and employees, as well as stock option plans for companies directly or indirectly controlled by us;

•	authorization of the issuance of convertible debentures and/or secured debentures;

•	suspension of the rights of a shareholder;

•	approval, in accordance with the proposal submitted by our board of directors, of the distribution of our profits and payment of dividends, as well as the establishment of any reserve other than the legal reserve;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for issuance of shares of our share capital;

•	approval of our transformation, merger, consolidation, spin-off;

•	approval of any dissolution or liquidation, and the appointment and dismissal of a liquidator, as well as the members of our fiscal council, which shall be installed in the event of our liquidation if it does not already exist at the time;

•	authorization to delist from the Novo Mercado and to become a private company, as well as to retain a specialized firm to prepare a valuation report with respect to the value of our shares in such circumstances; and

•	authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.
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

Notice of Shareholders’ Meetings
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
Location of Shareholders’ Meetings
     Our shareholders’ meetings take place at our head offices in the City of São Paulo, State of São Paulo. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the City of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. Upon consummation of our business combination with Sadia, we expect to move our head offices to Itajaí, State of Santa Catarina.
Calling of Shareholders’ Meetings
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
Board of Directors
     Under our by-laws, our board of directors consists of up to eight members and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. The Brazilian Corporation Law requires each director to hold at least one of our shares. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.
     Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules and Arbitration Regulations of the Arbitration Chamber of the São Paulo Stock Exchange.
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

     Pursuant to our by-laws, if a shareholder requests the adoption of the multiple vote system, as provided by Section 141 of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange, and (2) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days the newspapers generally used by us are published.
     Upon consummation of the merger of HFF, which is expected to take place on July 8, 2009, we expect to increase the size of our board of directors to eleven members. The board will include two co-chairmen.
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
Legal Reserve
     Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution. At December 31, 2008, we had a legal reserve of R$66.2 million.
Unrealized Profit Reserve
     Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceed the sum of (1) the portion of our net income, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2008, we did not have an unrealized profits reserve.

Contingency Reserve
     Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2008, we did not have a contingency reserve.
By-Law Reserves
     Under the Brazilian Corporation Law, any corporation may provide in its by-laws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our by-laws provide for two additional reserves:
•	Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital. At December 31, 2008, we had reserves for increases in capital of R$160.3 million.

•	Expansion reserves. Under our by-laws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2008, we had an expansion reserve of R$505.1 million.
Retained Earnings Reserves
     Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2008, we did not have a retained earnings reserve.
Capital Reserves
     Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2008, we did not have a capital reserve.
Payment of Dividends and Interest on Shareholders’ Equity
     The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity. Consistent with the Brazilian Corporation Law, our by-laws provide that an amount equal to 25% of our net profits, adjusted as described in “—Allocation of Net Income and Distribution of Dividends” above, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.
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

     We are able to allocate mandatory dividends in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution. We have done so in the past and expect to continue to do so in the foreseeable future.
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
Interest on Shareholders’ Equity
     Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount. For more information, see “Taxation—Brazilian Tax Considerations—Income Tax.”
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

Prescription
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
our shareholders will not be given withdrawal rights if our shares (1) are “liquid,” which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

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
Anti-Takeover Effects of Provisions in By-Laws
     Our by-laws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our by-laws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.
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
Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers
     We are subject to the rules of CVM Instruction 358, of January 3, 2002, relating to the trading of our securities. We, the members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body, any current or future controlling shareholders, or whomever or whatever, by virtue of their or its title, duty or position with us, or with any such controlling shareholder, controlled company or affiliates, has knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisers), are considered insiders and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market.
     This restriction also applies:
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
Going-Private Process
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
Delisting from the Novo Mercado
     At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing the majority of our shares approve the action and that we give at least 30 days’ written notice to the São Paulo Stock Exchange. The deliberation must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.
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
Public Tender Offers
     Any person who acquires or becomes a shareholder through an offering for quantities of shares equal to or greater than 20% of the total issued shares should undertake or apply for registration of a takeover bid of all shares of our offering and should comply with CVM rules, the regulations of the São Paulo Stock Exchange, and the provisions of our bylaws.
     The takeover should be (i) sent immediately to all of our shareholders, (ii) put in effect by public auction to be held by São Paulo Stock Exchange and (iii) paid immediately in Brazilian reais. The price for the shares offered may not be less than the greater of (i) the economic value determined by an appraisal report, (ii) 135% of the issue price of our shares in any capital increase carried out through public distribution occurring in the 24 months preceding the date on which the takeover is executed, as updated by the IPCA to date of payment, and (iii) 135% of the average unit price of the shares of our offering during the 30 days prior to the completion of the takeover on the stock exchange where the bulk of the shares are traded.
     For a detailed description of the procedures applicable to takeover bid by increased participation, see our Bylaws attached as an exhibit to this annual report.
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
Information Required by the CVM
     Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information:
•	financial statements prepared in accordance with Brazilian GAAP and related management and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•	notices of our annual shareholders’ meeting, on the date of its publication;

•	a summary of the decisions taken at the annual general shareholders’ meeting, on the day the meeting is held;

•	a copy of the minutes of the annual shareholders’ meeting, within ten days of its occurrence;

•	Informações Anuais—IAN (a report on a standard form containing annual corporate, business, and selected financial information), within a month from the date of the annual general shareholders’ meeting; and

•	Informações Trimestrais—ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.
     In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information:
•	a notice of any extraordinary shareholders’ meeting, on the same date it is published;

•	a summary of the decisions taken at any extraordinary shareholders’ meetings, on the following day;

•	minutes of any extraordinary shareholders’ meeting, within ten days of the date the meeting occurred;

•	a copy of any shareholders’ agreement on the date it is filed with us;

•	any press release giving notice of material facts, on the same date it is published in the press;

•	information on any filing for corporate reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit and, if applicable, a plan for payment of holders of debentures, as well as a copy of any judicial decision granting such request, on the same date it is filed and on the date we take notice of the judicial decision, respectively;

•	request for information or notice of bankruptcy, the same day of notice by the Company, or the filing of a bankruptcy petition in court, as appropriate; and

•	a copy of any judicial decision granting a bankruptcy request and appointing of a bankruptcy trustee, on the date we take notice of it.
Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado
     As a Novo Mercado company, we must observe the following additional disclosure requirements:
•	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

•	as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:
•	release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

•	disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and
•	as from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:
•	disclose, in its entirety, our quarterly financial information translated into the English language; or

•	disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.
     Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):
•	our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

•	any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner;

•	the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

•	changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•	our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto;

•	the number of shares constituting our free float and their percentage in relation to the total number of issued shares; and

•	if we are party to an arbitration agreement for dispute resolution.
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
Regulation of Foreign Investment
     Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our common shares, on the São Paulo Stock Exchange, provided that they comply with the registration requirements set forth in Resolution No. 2,689 and CVM Instruction No. 325.
     With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but may not transfer the ownership of investments made under Resolution No. 2,689 to other non Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.
     In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:
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
     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the São Paulo Stock Exchange or in organized over-the-counter markets licensed by the CVM.
C. Material contracts
Proposed Business Combination with Sadia
     On May 19, 2009, we signed a merger agreement with Sadia S.A. that contemplates a business combination of the two companies. In the business combination, our company is to be renamed BRF – Brasil Foods S.A. (the new name for our company), and Sadia is expected to become our wholly owned subsidiary. Holders of common shares and preferred shares of Sadia are expected to receive common shares of our company, and holders of American depositary shares representing preferred shares of Sadia are expected to receive ADSs representing common shares of our company.
     The proposed transaction is described in more detail under “Item 4. Information on the Company—History and Development of the Company—Proposed Business Combination with Sadia.”
The Eleva Acquisition
     On October 30, 2007, we entered into a Share Purchase and Other Covenants Agreement for the acquisition of Eleva Alimentos S.A. (“Eleva”).
     On January 2, 2008, we completed the first phase of the Eleva acquisition, acquiring 23,170,156 shares of Eleva from its controlling shareholders for a purchase price of R$598.7 million, corresponding to 35.74% of the voting and total share capital of Eleva.
     On February 19, 2008, we completed a further step in the acquisition, acquiring 6,350,180 shares for R$165.9 million from the minority shareholders of Eleva through the tag-along offering for acquisition of control required by the São Paulo Stock Exchange rules.
     On February 21, 2008, we completed the last step in the acquisition of Eleva through a merger of shares, based on the ratio of 1.74308855 shares of Eleva to one new share of Perdigão for R$911.6 million. With the completion of the transaction, Eleva became a wholly owned subsidiary of Perdigão. The total number of shares issued in the entire transaction was 20,256,751, for the issue price of R$45.00 per share.
     The Eleva acquisition was consistent with our growth plan and strategy, as Eleva’s operations focused on chicken and pork, and dairy-processed products. We consolidated our operations in the milk and dairy-processed products business, combining Eleva’s operations, which are mainly concentrated in liquid milk, powdered milk and cheese, with the Batávia business, which are mainly concentrated in dairy-processed products. The acquisition has also permitted us to expand our geographic coverage through Eleva’s chicken slaughtering and processing plants in the States of Bahia, where we previously had no industrial units, and Mato Grosso do Sul.
     On April 30, 2008, we merged the wholly owned subsidiary Eleva Alimentos S.A. into Perdigão S.A., generating goodwill of R$1.3 billion. This action generated non-recurring income for fiscal year 2008, and the corresponding tax benefit is to be spread across a period of up to ten years. On May 1, 2008, we merged into the wholly owned subsidiary Perdigão Agroindustrial S.A. the equity interest in the companies Avipal S.A. Construtora and Incorporadora, Avipal S.A. Alimentos, Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Estabelecimento Levino Zaccardi y Cia. S.A., all former wholly owned subsidiaries of Eleva.

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
     Pursuant to Resolution No. 3,265, of March 4, 2005 (which took effect on March 14, 2005), the National Monetary Council introduced a single Foreign Exchange Market and abolished the legal differences between the Commercial and Floating Markets. Among the modifications to Exchange Market rules is a broader permission to remit funds abroad through the Foreign Exchange Market. On the other hand, the so-called “CC5-Accounts,” which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties. As it is a very recent rule, it is not possible to assess the impact of its provisions on the Brazilian Exchange Market, but it is expected to have a general positive effect by reducing costs derived from currency exchange transactions.
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
     There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an Electronic Registration under the Resolution No. 2689. Under Resolution No. 2689, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution No. 2689 are also generally entitled to favorable tax treatment.
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
Brazilian Tax Considerations
     The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”) and does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder should consult its own tax adviser concerning the Brazilian tax consequences of an investment in common shares or ADSs. The discussion below is based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.
Income Tax
     Dividends. Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADSs, are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.
     Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payer’s corporate income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian Federal Government’s Long-Term Interest Rate (“TJLP”), as determined by the Central Bank from time to time, and may not exceed the greater of:
•	50% of net income (after the social contribution on net profits tax, and before the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.
     Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven (“Tax Haven Residents”). For this purpose, a “tax haven” is a country or location that does not impose income tax, where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.
     On June 24, 2008, Law No. 11,727 was enacted, which provides that, as of January 1, 2009, a “tax haven” will also include:
     (1)  jurisdictions or countries whose local legislation imposes restrictions on the access of information relating to the ownership of shares of a Brazilian entity or a given investment; and
     (2)  any “privileged tax regime.” A “privileged tax regime” is a tax regime that meets any one of the following requirements: (i) does not tax income or taxes income at a maximum rate of less than 20%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad or imposes tax on income generated abroad at a maximum rate of less than 20% or (iv) restricts disclosure of assets and ownership rights or disclosure concerning economic transactions.
     Since Law No. 11,727 has only recently been enacted, regulations by the Brazilian Revenue Service are likely to be issued, and such regulations might affect the analysis of what constitutes a “tax haven” for purposes of the Brazilian tax law.
     Specifically with respect to the part of the new Law No. 11,727 described in clause (2) above, our Brazilian counsel has advised us that, although this part of the new law should apply only for the purpose of determining what constitutes a “tax haven” for purposes of Brazilian transfer pricing rules, because several Brazilian regulations utilize the “privileged tax regime” concept when referencing tax havens, there is a possibility that the privileged tax regime concept may impact the definition of what constitutes a “tax haven” for purposes of the Brazilian tax law.
     Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank of Brazil.
Gains
     According to Law No. 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our common shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is or is not made to an individual or entity resident or domiciled in Brazil.
     As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the common shares and the respective acquisition cost.
     Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):
•	are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and (ii) is not a Tax Haven Resident; and

•	are subject to withholding income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Residents that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.
     Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:
•	are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven Resident, whether or not such holder is a Registered Holder.
     In the cases described above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

     Any exercise of preemptive rights relating to common shares will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of common shares.
     In the case of a redemption of common shares or a capital reduction, the positive difference between the amount received by the Non- Resident Holder and the acquisition cost of the common shares redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.
     There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.
Sale of ADSs by U.S. Holders to Other Non-Residents in Brazil
     As discussed above, the sale of property located in Brazil involving Non-Resident Holders is subject to Brazilian withholding income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.
Gains on the Exchange of ADSs for Common Shares
     Although there is no clear regulatory guidance, the exchange of ADSs for common shares should not be subject to Brazilian withholding tax. Non-Resident Holders may exchange ADSs for the underlying common shares, sell the common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration) with no tax consequences.
     Upon receipt of the underlying common shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such common shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment discussed above.
     Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out on the Brazilian stock exchange.
Gains on the Exchange of Common Shares for ADSs
     The deposit of common shares in exchange for the ADSs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the common shares, as the case may be, is lower than:
•	the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or

•	if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.
     The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for Tax Haven Residents.

Tax on Foreign Exchange and Financial Transactions
     Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, IOF rates for almost all foreign currency exchange transactions are 0.38%. In the case of transactions performed in the stock market or under the regulations issued by the Monetary Council of Brazil, the applicable rate is zero. In any situation, the Ministry of Finance is permitted to increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any increase in the rate will not apply retroactively.
     Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax,” including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, but the Minister of Finance is permitted to increase such rate at any time up to 1.5% of the transaction amount per day, but any increase in the rate will not apply retroactively.
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
U.S. Federal Income Tax Considerations
     The following summary describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares and ADSs as of the date hereof. Except where noted, this summary deals only with U.S. Holders (as defined below) that hold our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used in this summary, the term “U.S. Holder” means a holder of our common shares or ADSs that is for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction or a straddle;

•	a person deemed to sell our common shares or ADSs under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.
     The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement relating to the ADSs, and all other related agreements, will be performed in accordance with their terms.
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
     The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the Company.
ADSs
     If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by the ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax.
Taxation of Dividends
     Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or our common shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
     With respect to non-corporate U.S. Holders, certain dividends received in taxable years before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, although we believe that dividends received with respect to ADSs currently meet the conditions required for those reduced tax rates, we do not believe that dividends received with respect to common shares (rather than ADSs) currently meet the conditions required for those reduced tax rates. We cannot assure you that the ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
     The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.
     Subject to certain conditions and limitations, Brazilian withholding taxes on distributions (including distribution of interest on shareholders’ equity) will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or our common shares will be treated as income from sources outside the United States and will generally constitute passive category income. In addition, in certain circumstances, if you have held ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.
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
     Distributions of common shares or ADSs, or rights to subscribe for common shares or ADSs, which are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.
Passive Foreign Investment Company
     Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we would be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2008, and we do not expect to be a PFIC for 2009 or in the future, although we can provide no assurances in this regard.
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
     The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs or common shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.
     If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:
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

     In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC.
     If we are a PFIC for any taxable year and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
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
     If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or common shares at the end of the year over your adjusted tax basis in the ADSs or common shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
     Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares if we are considered a PFIC in any taxable year.
Taxation of Capital Gains
     For U.S. federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale, exchange or redemption of common shares or ADSs in an amount equal to the difference between the amount realized for the common shares or ADSs (including any amounts withheld to reflect Brazilian withholding taxes) and your tax basis in the common shares or ADSs, both determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.
Other Brazilian Taxes
     You should note that any Brazilian IOF/Exchange Tax or IOF/Bonds Tax (as discussed above under "—Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.
Information Reporting and Backup Withholding
     In general, information reporting will apply to dividends in respect of common shares or ADSs and the proceeds from the sale, exchange or redemption of common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
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
Investor Relations Department
Perdigão S.A.
Avenida Escola Politécnica, 760
05350-901 — São Paulo — SP — Brazil
Tel.: +55 11 3718-5301
Fax: +55 11 3718-5297
E-mail: acoes@perdigao.com.br
I. Subsidiary Information
     See the notes to our consolidated financial statements for a description of the Company’s subsidiaries.
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
Interest Rate Risk
     The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2008. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.
     To facilitate the analysis of market risk, the table below includes cash and the amounts of derivative instruments.

	All-in Weighted Average	Short						Carrying	Fair
Financial Instruments	Annual Interest Rate	Term	2010	2011	2012	2013	Thereafter	Amount	Value
Assets — Short/Long-term		1,764.6	0.2					1,764.8	1,764.8
Fixed rate		622.9						622.9	622.9
In U.S. dollars	3.80%	570.9						570.9	570.9
In euros	1.50%	7.0						7.0	7.0
In reais	15.80%	45.0						45.0	45.0

Variable rate		1,065.8	0.2					1,066.0	1,066.0
In reais	98% to 105% CDI	705.2	0.2					705.4	705.4
In reais	TR + 9.31%	1.5						1.5	1.5
In U.S. dollars	Libor + 2.42%	(338.2)						(338.2)	(338.2)
In U.S. dollars	Fed Fund U.S.	545.9						545.9	545.9
In U.S. dollars	95% to 97% CDI	151.4						151.4	151.4

Without rate		75.9						75.9	75.9
In reais	—	75.9						75.9	75.9

Liabilities — Short/Long-term		1,435.2	867.5	980.3	1,391.5	373.1	107.2	5,154.8	5,154.8
Fixed rate		470.8	106.7	87.6	4.1	4.0	1.9	675.1	675.1
In reais	6.83%	239.4	7.7	4.7	1.3	1.2	1.9	256.2	256.2
In U.S. dollars	7.84%	160.7	99.0	82.9	2.8	2.8		348.2	348.2
In euros	0.00%	70.7						70.7	70.7
In pounds sterling	—

Variable rate		964.4	760.8	892.7	1,387.4	369.1	105.3	4,479.7	4,479.7
In reais		346.6	214.9	212.5	124.4	100.0	99.4	1,097.8	1,097.8
Index	TJLP + 2.4%	66.6	139.1	122.4	118.8	93.2	40.2	580.3	580.3
Index	95% to 100% CDI	116.8	54.0	86.1				256.9	256.9
Index	1GPM + 1.82%	0.8	2.2	4.0	5.6	6.8	59.2	78.6	78.6
Index	TR + 10.32%	162.4	19.6					182.0	182.0

In U.S. dollars		617.8	545.9	680.2	1,263.0	269.1	5.9	3,381.9	3,381.9
Index	Libor + 2.83%	558.5	527.3	662.1	1,246.2	255.6		3,249.7	3,249.7
Index	Euribor + 1.20%	48.9						48.9	48.9
Index	UMBNDES + 2.52%	10.4	18.6	18.1	16.8	13.5	5.9	83.3	83.3
Net		329.4	(867.3)	(980.3)	(1,391.5)	(373.1)	(107.2)	(3,390.0)	(3,390.0)

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

     Since January 1, 2008, under Brazilian GAAP, we have accounted for our derivative instruments using the fair value method, which has the same measurement principles as adopted for U.S. GAAP.
     The table below provides information about our derivative financial instruments and other financial instruments and presents such information in real equivalents as of December 31, 2008. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For the cross-currency swaps, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

On-Balance Sheet Financial							Carrying
Instruments	Short-Term	2010	2011	2012	2013	Thereafter	Amount	Fair Value
U.S dollar-denominated instruments

Assets:
Short-term/Non-current marketable securities	1,197.2						1,197.2	1,197.2
Average annual interest rate	2.03%						2.03%

Liabilities:
Short term/Non-current debt	1,118.9	644.9	763.1	1,265.8	271.9	5.9	4,070.5	4,070.5
Average annual interest rate	5.76%	4.94%	4.76%	4.54%	4.77%	6.97%	4.93%

Euro-denominated instruments

Long-term investments	7.0	—	—	—	—	—	7.0	7.0
Average annual interest rate	1.50%	—	—	—	—	—	1.50%

	Notional Amount — Expected Maturity Date						Gain/(Loss)
Exchange/Interest Rate							Carrying
Derivatives	Short-Term	2010	2011	2012	2013	Thereafter	Amount	Fair Value
Cross-Currency Swaps:
Receive U.S.$/Pay R$
Amount	613.8	—	—	—	—	—	60.5	60.5
annual interest received in U.S.$	4.75%
annual interest paid in R$ (%CDI)	100%
	1.5

Receive R$/Pay U.S.$
Amount	8.4	—	86.1	—	—	—	(22.0)	(22.0)
annual interest received in R$	16.09%		16.14%
annual interest paid in U.S.$	0.00%		11.30%
	0.16		3.00

Receive U.S.$/Pay U.S.$
Amount		52.4	154.7	255.0	91.9	—	(35)	(35)
annual interest received in U.S.$		2.97%	2.97%	2.97%	2.97%
annual interest paid in U.S.$		4.12%	4.12%	4.12%	4.12%
		2.03	3.04	4.06	5.07

Receive U.S.$/Pay R$
Amount			23.9	95.8	151.9	—	(25.8)	(25.8)
annual interest received in U.S.$			6.29%	6.29%	6.29%
annual interest paid in 92.40% of CDI			12.58%	12.58%	12.58%
			3.04	4.06	5.07

+ Spread/Pay CDI
Amount	11.9						(0.1)	(0.1)
annual interest received in TR+	9.31%
annual interest paid in 93.72% of CDI	13.36%
	0.59

Total Cross-Currency Swaps:	634.1	52.4	264.7	350.8	243.8	—	(22.4)	(22.4)

	Notional Amount — Expected Maturity Date						Gain/(Loss)
Exchange/Interest Rate							Carrying
Derivatives	Short-Term	2010	2011	2012	2013	Thereafter	Amount	Fair Value
Non-Deliverable Forward:
NDF
Receive Euro/Pay U.S.$
Amount	51.1						7.7	7.7
annual interest received in Euro	1.42%
annual interest paid in U.S.$	0.00%

NDF
Receive R$/Pay U.S.$
Amount	382.9						(37.4)	(37.4)
annual interest received in R$	15.31%
annual interest paid in U.S.$	0.00%

NDF
Receive R$/Pay Euro
Amount	26.5						(5.3)	(5.3)
annual interest received in R$	13.52%
annual interest paid in Euro	0.00%

Futures
Receive U.S.$/Pay reais
Amount	327.5						(10.1)	(10.1)
Total Derivatives							(67.5)	(67.5)
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
     In order to reduce the effects of possible significant increases of these commodities on our costs, we have adopted a commodity risk management policy, including the use of derivative instruments when we deem it appropriate, purchase agreements with fixed prices and purchases with prices to be defined in future dates. As of December 31, 2008, we had no derivative instruments outstanding with respect to commodity price risks.
Debt
     We use the net proceeds of our indebtedness primarily for capital expenditures and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

			At December 31,		Percentage
	Short-Term	Long-Term	2008	2007	Change
	(in millions of reais)				(%)
Local currency	460.1	768.1	1,228.2	620.0	98
Foreign currency	1,186.3	2,951.6	4,137.9	1,645.8	151

Total debt	1,646.4	3,719.7	5,366.1	2,265.8	137

     The following table sets forth our indebtedness net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of our strategic decision carried out at the end of 2007 to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets, including outbreaks of avian influenza, particularly as a significant proportion of our indebtedness is short-term indebtedness and could be reduced if we were to apply our increased balances of cash, cash equivalents and marketable securities to debt reduction.

			At December 31,		Percentage
	Short-Term	Long-Term	2008	2007	Change
	(in millions of reais, except where indicated)				(%)
Total debt	1,646.4	3,719.7	5,366.1	2,265.8	137

Cash, cash equivalents and marketable securities
Local currency	771.8	—	771.8	1,452.6	(47)
Foreign currency	1,204.1	0.2	1,204.3	384.3	213

Total	1,975.9	0.2	1,976.1	1,836.9	8

Net debt	329.5	(3,719.5)	(3,390.0)	(428.9)	690

Exchange rate exposure (in millions of U.S.$)			(821,3)	(308.7)	166
     For a description of our principal indebtedness, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt.”
     Several of the instruments governing our indebtedness contain financial covenants, and in particular maximum ratios of net debt to EBITDA (as defined in such agreements). In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness. We have obtained waivers, most recently on April 29, 2009, under a U.S.$50 million credit facility we entered into with FIN Trade, because the ratio of our net debt to EBITDA (as defined in such agreement) did not comply with the levels specified in the agreement. We are required to assess compliance with such covenant on a quarterly basis. Our current waiver expires on June 30, 2009.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     The Company expects to amend and restate its Deposit Agreement with The Bank of New York Mellon, the depositary under the Company’s American Depositary Receipt (“ADR”) Program. Among the changes included in the proposed amended and restated Deposit Agreement is a provision introducing the following new fee and a provision regarding the reimbursement of certain charges of the depositary and its agents:

New Fee and Reimbursement Provisions
Fee or Charge:	Relating to:
• U.S.$0.02 or less per ADR per annum, subject to prior consent by the Company	• depositary services
•     payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

     These fees will be in addition to the existing fees and charges of the depositary under the agreement, including, without limitation, the fee of U.S.$5.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs and the fee of U.S.$0.02 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, except for distributions of cash dividends.
     A form of the amended and restated Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.
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
     Perdigão has created a disclosure committee composed of the Chief Financial Officer and other executive members. This committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the document mentioned above. This committee meets at regular intervals in order to review all data.
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
     Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008, based on criteria in Internal Control-Integrated Framework, issued by the COSO. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included at item 18.
     There were no changes in our internal control over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     The management of Perdigao S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
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
     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations — COSO — of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.
     The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated June 30, 2009, included herein at Item 18.

/s/ José Antonio do Prado Fay	/s/ Leopoldo Viriato Saboya

Chief Executive Officer	Chief Financial Officer
ITEM 16. [RESERVED]
ITEM 16A. Audit Committee Financial Expert
     The Board of Directors has determined on April 30, 2009 that Mr. Attílio Guaspari, a member of its Fiscal Council, is a “financial expert” within the meaning of the SEC rules applicable to disclosure of such expertise.
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
     Further information concerning our corporate governance practices and applicable Brazilian law is available on our website www.perdigao.com.br/ri/eng. Information on our website is not incorporated by reference in this form. Copies of our Code of Business Conduct and Ethics are also available without charge upon request to our Investor Relation Office. We have also voluntarily adhered to the Novo Mercado listing standards of the São Paulo Stock Exchange on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us. For more information concerning these standards, see “Description of Share Capital.”
ITEM 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
     The following table sets forth the fees billed to the Company by its independent auditors, KPMG Auditores Independentes, responsible for auditing the Financial Statements including in the Annual Report, during the fiscal years ended December 31, 2008 and December 31, 2007.
     No payments of consultancy fees were made to the independent auditors KPMG Auditores Independentes during 2008. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Fiscal Council/Audit Committee approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the Sarbanes-Oxley Act.

	Year Ended December 31,
	2008	2007
	(in thousands of reais)
Audit fees	2,508.1	904.0
Audit-related fees	—	1,736.8
Tax fees	37.8	36
All Other fees	—	—

Total fees	2,545.9	2,676.8
     Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual financial statements and review of the Company’s quarterly financial information.
     Audit-related fees in the above table are fees billed in 2007 for due diligence audit services and a comfort letter for a global offering of shares.
     Tax fees in the above table are fees billed for tax compliance.
     The Company’s Board of Directors has established pre-approval procedures for the engagement of its registered public accounting firm for audit and non audit services.
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
     In establishing a permanent Fiscal Council the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Fiscal Council, subject to certain requirements which continue to be applicable under Rule 10A-3.
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
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
ITEM 16F. Change in Registrant’s Certifying Accountant
Not applicable
ITEM 16G. Corporate Governance
     Perdigão adopts best corporate governance practices based on a continual process of organizational improvement, translating into greater transparency, liquidity and confidence for its investors.
     The first company in the food sector to list on Bovespa’s Novo Mercado (2006), Perdigão complies with listing regulations, among them, diffused control, protection mechanisms and equality of rights.
     Company data is given full disclosure in its investor relations website where information on its vision of sustainability and actions with respect to the theme can be found. The Company has adhered to Level C of GRI guidelines for the publication of this report in order to ensure that communication is even more transparent.
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
     Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website. We have also voluntarily adhered to the Novo Mercado (New Market) listing standards of the São Paulo Stock Exchange on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us.
     Under the NYSE Corporate Governance Rules, we are required to disclose any significant differences in our corporate governance practices from those required to be followed by U.S. companies under the NYSE listing standard. We have summarized these significant differences below.
     We are permitted to follow practice in Brazil in lieu of the provisions of the NYSE Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules, or avail ourselves of an appropriate exemption. As a foreign private issuer, we have modified our fiscal council in order to avail ourselves of an exemption from the listing standards for audit committees. See “Item 6C. Board Practices—Fiscal Council.” In addition, our chief executive officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Corporate Governance Rules.
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
Nominating/Corporate Governance Committee
     Under NYSE Rule 303A.04, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law. Directors are recommended for our board of directors in a manner consistent with the shareholders’ voting agreement which is described under “Major Shareholders.”
Compensation Committee
     Under NYSE Rule 303A.05, each U.S. listed company must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Brazilian practice. Our board of directors is directly responsible for employee and executive compensation and recruitment, incentive compensation and related matters.
Audit Committee
     Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to our other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “—Fiscal Council.”
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
Corporate Governance Guidelines
     Under NYSE Rule 303A.09, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards described under “Market Information—São Paulo Stock Exchange Corporate Governance Standards.” In addition, we have adopted a written policy on trading of securities and disclosure matters.
Code of Business Conduct and Ethics
     Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar recommendation under Brazilian law, and we have adopted a code of ethics that applies to our officers and employees. Further information concerning our corporate governance practices and applicable Brazilian law is available on our website. Information on our website is not incorporated by reference in this form.
     We have also voluntarily adhered to the Novo Mercado listing standards of the São Paulo Stock Exchange on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us. For more information concerning these standards, see our website www.perdigao.com.br/ri/eng.

PART III
ITEM 17. FINANCIAL STATEMENTS
     The Company has responded to Item 18 in lieu of responding to this Item.
ITEM 18. FINANCIAL STATEMENTS
     See our consolidated financial statements beginning at page F-1.
ITEM 19. EXHIBITS

Exhibit
Number	Description
1.01	Amended and Restated By-laws of the Registrant, together with an English translation.

2.01	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, dated June 24, 2009, SEC File No. 333-160191).

2.02	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, dated June 24, 2009, SEC File No. 333-160191).

4.01	Merger Agreement, dated May 19, 2009, among the Registrant, HFF Participações S.A., Sadia S.A. and the shareholders of the Registrant and Sadia S.A. named therein.

4.02	Share Purchase and Sale Agreement, dated October 30, 2007, among the Registrant, Eleva Alimentos S.A. and the controlling shareholders of Eleva Alimentos S.A.

4.03	Shareholders’ Voting Agreement, dated March 6, 2006, among certain shareholders of the Registrant and the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form 6-K dated March 7, 2006, SEC File No. 1-15148).

8.01	Subsidiaries of the Registrant

12.01	Certification of the Chief Executive Officer under Item 15

12.02	Certification of the Chief Financial Officer under Item 15

13.01	Certification pursuant to 18 U.S.C. Section 1350.

13.02	Certification pursuant to 18 U.S.C. Section 1350.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Perdigão S.A.
We have audited the accompanying consolidated balance sheets of Perdigão S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, cash flows and value added for the years then ended. We also have audited Perdigão S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Perdigão S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perdigão S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations, cash flows, changes in their shareholder’s equity and value added for the years then ended, in conformity with accounting principles generally accepted in Brazil. Also in our opinion, Perdigão S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Accounting principles generally accepted in Brazil vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.
As discussed in note 2 to the consolidated financial statements, the Company changed some of its accounting principles due to the introduction of Law No. 11.638/07 and Provisional Executive Act No. 449/08 as of January 1, 2008.
As discussed in note 25 (iv) to the consolidated financial statements subsequent to year end the Company, has entered into an association agreement with Sadia S.A., in order to allow the business combination of the Companies.
/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
São Paulo, Brazil
June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Perdigão S.A.
1.	We have audited the consolidated balance sheet of Perdigão S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity, cash flows and value added for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Batávia S.A. Indústria de Alimentos, a subsidiary acquired on May 26, 2006 in which the Company holds a 51% interest as of December 31, 2006, which statements reflect total assets of R$270.5 million as of December 31, 2006, and total revenues of R$322.3 million, for the period from June 1, 2006 to December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Batávia S.A Indústria de Alimentos, is based solely on the report of the other auditors.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

3.	In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2006, and the consolidated results of its operations, changes in its shareholders’ equity, cash flows and value added for the then year ended, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 25 to the consolidated financial statements).

4.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2007 (except for controls over Note 25, which are dated June 8, 2007) expressed an unqualified opinion thereon.
São Paulo, February 9, 2007 (except for Note 25, which is dated June 8, 2007)
/s/ ERNST & YOUNG Auditores Independentes S.S.
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
Curitiba, January 31, 2007.
/s/ BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 S PR
Marcello Palamartchuk
Engagement Partner
CRC 1PR049038/O-9

PERDIGÃO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(In millions of Brazilian reais)

	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	1,233.5	1,108.0
Marketable securities	742.5	665.6
Trade accounts receivable, net	1,378.0	803.9
Inventories	1,689.0	865.1
Recoverable taxes	576.3	174.4
Deferred income tax	127.3	35.3
Other assets	238.5	115.9

	5,985.1	3,768.2

Non-current assets:
Marketable securities	0.2	63.3
Trade accounts receivable, net	11.6	11.8
Recoverable taxes	147.5	33.5
Deferred income tax	323.4	77.9
Judicial deposits	23.3	14.0
Notes receivable	54.9	44.0
Other assets	36.2	9.8

	597.1	254.3

Permanent assets:
Investments	1.0	1.0
Property, plant and equipment	2,918.5	2,136.9
Intangibles	1,545.7	269.5
Pre-operating expenses and software development	172.1	113.4

	4,637.3	2,520.8

	5,234.4	2,775.1

Total assets	11,219.5	6,543.3

Reclassification: In order to improve presentation of its financial statements and better reflect the classification of its operational assets, the Company reclassified breeding stock from inventories to property, plant and equipment on January 1, 2007.
See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(In millions of Brazilian reais)

	2008	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term debt	1,646.4	1,051.8
Trade accounts payable	1,083.4	575.6
Payroll and related charges	173.2	132.8
Taxes and social charges	66.6	29.8
Dividends and interest on shareholders’ equity	23.3	58.4
Management and employees profit sharing	17.9	35.2
Other liabilities	70.1	57.6

	3,080.9	1,941.2

Non-current liabilities:
Long-term debt	3,719.7	1,214.1
Taxes and social charges	20.0	4.4
Deferred income tax	69.0	30.2
Provision for contingencies	186.4	124.3
Other liabilities	32.2	3.1

	4,027.3	1,376.1

Non-controlling shareholders	0.7	—

Total liabilities	7,108.9	3,317.3

Shareholders’ equity:
Capital	3,445.0	2,500.0
Profit reserves	704.5	726.8
Treasury shares	(0.8)	(0.8)
Equity Valuation Adjustments	(38.1)	—

	4,110.6	3,226.0

Total liabilities and shareholders’ equity	11,219.5	6,543.3

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(In millions of Brazilian reais, except per share data)

	2008	2007	2006
Gross sales:

Domestic sales	8,104.2	4,589.2	3,644.5
Export sales	5,057.1	3,199.4	2,461.4

	13,161.3	7,788.6	6,105.9
Taxes, discounts and returns on sales	(1,768.3)	(1,155.2)	(896.1)

Net sales	11,393.0	6,633.4	5,209.8
Cost of sales	(8,634.1)	(4,760.1)	(3,865.7)

Gross profit	2,758.9	1,873.3	1,344.1
Operating expenses:
Selling expenses	(1,891.1)	(1,279.0)	(1,070.8)
General and administrative expenses	(140.4)	(76.9)	(72.3)
Management compensation	(18.8)	(13.5)	(9.6)

	(2,050.3)	(1,369.4)	(1,152.7)

Operating income before financial expenses and other	708.6	503.9	191.4
Financial expenses, net	(630.3)	(105.4)	(129.3)
Other operating (expenses) income, net	(261.9)	(14.7)	12.2

(Loss) Income before taxes, profit sharing and participation of non-controlling shareholders	(183.6)	383.8	74.3
Income and social contribution taxes benefit (expense)	255.3	(32.1)	61.5
Employees’ profit sharing	(13.5)	(24.6)	(9.8)
Management’s profit sharing	(3.4)	(2.6)	(1.6)
Non-controlling shareholders	(0.4)	(3.2)	(7.1)

Net income	54.4	321.3	117.3

Shares outstanding at December 31 (thousands)	206,528	185,527	165,527

Earnings per outstanding share at year end – in Brazilian Reais	0.26	1.73	0.71

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2008, 2007 and 2006
(In millions of Brazilian reais, except per share data)

				Equity
		Profit	Treasury	Valuation	Retained
	Capital	reserves	shares	Adjustments	earnings	Total
BALANCES AS OF DECEMBER 31, 2005	800.0	423.6	(0.8)	—	—	1,222.8

Capital increase – shares issued (Note 15a)	800.0	—	—	—	—	800.0

Net income for the year	—	—	—	—	117.3	117.3

Appropriation of income for the year:

Legal reserve	—	5.7	—	—	(5.7)	—

Reserve for capital increase	—	22.9	—	—	(22.9)	—

Reserve for expansion	—	50.7	—	—	(50.7)	—

Unrealized profits	—	2.8	—	—	(2.8)	—
Dividends and interest on shareholders’ equity - R$0.2126 per outstanding share at year-end	—	—	—	—	(35.2)	(35.2)

BALANCES AS OF DECEMBER 31, 2006	1,600.0	505.7	(0.8)	—	—	2,104.9

Capital increase – shares issued (Note 15a)	900.0	—	—	—	—	900.0

Net income for the year	—	—	—	—	321.3	321.3

Appropriation of income for the year (Note 15c):

Legal reserve	—	16.3	—	—	(16.3)	—

Reserve for capital increase	—	65.1	—	—	(65.1)	—

Reserve for expansion	—	144.0	—	—	(144.0)	—

Unrealized profits	—	(4.3)	—	—	4.3	—
Interest on shareholders’ equity — R$0.5401 per outstanding share at year-end	—	—	—	—	(100.2)	(100.2)

BALANCES AS OF DECEMBER 31, 2007	2,500.0	726.8	(0.8)	—	—	3,226.0

Adjustments relating to the first time adoption of Law No. 11,638/07– adjustments (Note 2)	—	—	—	(38.1)	(0.3)	(38.4)

Capital increase – shares issued (Note 15a)	945.0	—	—	—	—	945.0

Net income for the year	—	—	—	—	54.4	54.4

Appropriation of income for the year (Note 15c):

Legal reserve	—	3.9	—	—	(3.9)	—

Reserve for expansion	—	(3.1)	—	—	3.1	—

Unrealized profits	—	(23.1)	—	—	23.1	—
Interest on shareholders’ equity — R$0.36923 per outstanding share at year-end	—	—	—	—	(76.4)	(76.4)

BALANCES AS OF DECEMBER 31, 2008	3,445.0	704.5	(0.8)	(38.1)	—	4,110.6

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006
(In millions of Brazilian reais)

	2008	2007	2006
Cash flows from operating activities:
Net income for the year	54.4	321.3	117.3
Adjustments to reconcile net income to net cash provided by operating activities:
Non-controlling shareholders	0.4	3.2	7.1
Depreciation, amortization and depletion	448.5	272.2	238.6
Amortization of goodwill	153.0	21.4	7.4
Exchange variations and interest	998.4	(75.6)	33.4
Loss on disposal of permanent assets	35.6	18.6	0.4
Deferred income tax	(291.1)	(14.2)	(39.2)
Settlement of Summer Plan	—	—	(47.6)
Effects relating to the first adoption of Law No. 11,638/07	9.6	—	—
Provision/reversal for contingencies	(34.1)	3.5	(14.2)
Other provisions	7.8	9.9	1.7
Changes in operating assets and liabilities:
Trade acounts receivable	(194.9)	(99.3)	(72.5)
Inventories	(464.4)	(223.8)	(61.1)
Trade acounts payable	255.8	94.1	106.6
Contingencies payment	(27.0)	(9.4)	(7.0)
Payroll and related charges payable and others	(317.3)	15.4	(67.8)

Net cash provided by operating activities	634.7	337.3	203.0

Cash flows from investing activities:
Investments in marketable securities	(2,733.0)	(350.5)	(972.8)
Redemption of marketable securities	2,829.9	541.1	258.2
Business acquisitions, net of cash acquired	(796.1)	(347.3)	(95.5)
Additions to property, plant and equipment	(634.5)	(509.7)	(523.9)
Acquisitions/formation period of breeding stock	(208.3)	(126.1)	(105.9)
Additions to deferred charges	(98.5)	(42.8)	(16.4)
Proceeds from disposal of permanent assets	13.1	4.2	14.2

Net cash used in investing activities	(1,627.6)	(831.1)	(1,442.1)

Cash flows from financing activities:
Proceeds from issuance of Debt	3,248.0	1,705.9	1,655.8
Repayments of debt	(2,048.8)	(1,265.2)	(1,592.8)
Dividends and interest on shareholders’ equity paid	(114.3)	(75.5)	(61.8)
Capital Increase	33.5	900.0	800.0
Capital distribution to non-controlling shareholders	—	—	(4.1)

Net cash provided by financing activities	1,118.4	1,265.2	797.1

Net (decrease) increase in cash and cash equivalents	125.5	771.4	(442.0)

At the beginning of year	1,108.0	336.6	778.6
At the end of year	1,233.5	1,108.0	336.6

Supplemented cash flow disclosure:
Cash paid during the year for:
Interest	174.3	139.4	138.9
Income and social contribution taxes	3.5	1.1	0.7
Non-cash financing and investing activities Share exchange for Eleva acquisition	911.6
Reclassification: In order to improve presentation of its financial statements and better reflect the classification of its operational assets, the Company reclassified breeding stock from inventories to property, plant and equipment on January 1, 2007.
See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
Years ended December 31, 2008, 2007 and 2006
(In millions of Brazilian reais)

	2008	2007	2006
1 - Revenues	12,488.5	7,437.3	5,871.4
Sales of goods and products	12,606.6	7,458.5	5,876.4
Other income	(108.0)	(13.6)	(1.4)
Allowance for doubtful accounts – (Reversal / Provision)	(10.1)	(7.6)	(3.6)
2 - Raw materials acquired from third parties	(8,616.6)	(4,722.0)	(3,836.1)

Costs of products and goods sold	(6,987.6)	(3,682.3)	(2,977.0)
Materials, energy, services of third parties and others	(1,613.9)	(1,036.3)	(860.1)
Loss / Recovery of assets values	(15.1)	(3.4)	1.0
3 - GROSS VALUE ADDED (1-2)	3,871.9	2,715.3	2,035.3
4 - RETENTIONS (DEPRECIATION, AMORTIZATION AND DEPLETION)	(601.6)	(293.3)	(245.9)

5 - NET VALUE ADDED (3-4)	3,270.3	2,421.7	1,789.4
6 - RECEIVED FROM THIRD PARTIES	616.5	11.2	59.5

Financial income	616.2	11.0	59.3
Other operating income	0.4	0.2	0.2

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	3,886.9	2,432.9	1,848.9

8 - DISTRIBUTION OF VALUE ADDED:	3,886.9	2,432.9	1,848.9
Payroll	1,320.1	969.5	770.3
Salaries	1,073.4	814.0	636.2
Benefits	177.5	112.8	96.6
Government Severance Indemnity Fund for Employees, Guarantee Fund for Length of Service — F.G.T.S	69.2	42.6	37.5
Taxes and contribution	1,201.1	1,018.9	766.3
Federal	544.6	623.6	466.1
State	649.6	392.0	298.1
Municipal	6.9	3.3	2.1
Capital Remuneration from third parties	1,310.9	120.1	187.9
Interests	1,246.6	83.4	159.9
Rents	64.3	36.7	28.0
Interest on own capital (dividends and interest on shareholders’ equity)	54.8	324.5	124.4
Interests on shareholder’s equity	76.4	100.2	31.5
Dividends	—	—	3.7
Retained earnings / Accumulated losses	(22.0)	221.1	82.1
Non-controlling shareholders’ participation	0.4	3.2	7.1
See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
1. THE COMPANY AND ITS PRINCIPAL OPERATIONS
Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef; processing and a sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives, the Company produces more than 3,000 items, including:
•	Frozen whole chicken and chicken, pork and beef cuts;

•	Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•	Hamburgers, steaks, breaded meat products, kibes and meatballs;

•	Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•	Milk and diary products;

•	Juices, soy milk and soy juices;

•	Margarine; and

•	Soy meal and refined soy flour, as well as animal feed.
The Company’s shares are traded at Bolsa de Valores de São Paulo (Bovespa) and the Company has joined Bovespa’s Special Corporate Governance “New Market” (Novo Mercado). The Company’s shares are also traded on the New York Stock Exchange (NYSE), in the form of American Depositary Shares (ADS’s).
(a) Subsidiaries as of December 31:

	Participation in capital (%)
	2008	2007
Perdigão Export Ltd.(2)	100.0	100.0
Perdigão Agroindustrial S.A.	100.0	100.0
PDF Participações Ltda.	100.0	100.0
Avipal Nordeste S.A.	100.0	100.0
Avipal S.A. Construtora Incorp. (2)	100.0	100.0
Avipal Centro-Oeste S.A.	100.0	100.0
Avipal Alimentos	100.0	100.0
Estab. Levino Zaccarrdi y Cia. S.A.	100.0	100.0
UP Alimentos Ltda.	50.0	50.0
Perdigão Trading S.A.(2)	100.0	100.0
PSA Participações Ltda.	100.0	100.0
Sino dos Alpes Alimentos Ltda.	100.0	100.0
Crossban Holdings GMBH.(1)	100.0	100.0
Perdix International Foods Comércio Internacional Lda.	100.0	100.0
Perdigão International Ltd.	100.0	100.0
Perdigão UK Ltd.	100.0	100.0
Perdigão France SARL	100.0	100.0
Perdigão Holland B.V.	100.0	100.0
Perdigão Nihon K.K.	100.0	100.0
Perdigão Asia PTE Ltd.	100.0	100.0
Plusfood UK Ltd	100.0	100.0
BFF International Ltd.(2)	100.0	100.0
Highline International Ltd. (2)	100.0	100.0
Acheron Beteiligung-sverwaltung GMBH	100.0	—
Perdigão Hungary	100.0	—
Plusfood Groep B.V	100.0	—

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	Participation in capital (%)
	2008	2007
Plusfood Magyaroszag KFT	100.0	—
Plusfood Constanta SRL	100.0	—
Plusfood Finance UK LTD	100.0	—
Plusfood France SARL	100.0	—
Plusfood Iberia SL	100.0	—
Plusfood Italia SRL	67.0	—
Fribo Foods Ltd.	100.0	—
Batávia S.A. Indústria de Alimentos	—	100.0
Perdigão Agroindustrial Mato Grosso Ltda.	—	100.0

(1)	Holding company for investments abroad.

(2)	These subsidiaries are not currently operating.
The sub-holding company Acheron Beteiligung-sverwaltung GMBH has direct subsidiaries in the Madeira Islands — Portugal, whose objective is to operate in European markets that are regulated by a system based on import quotas for chicken and turkey. Investment in subsidiaries amounted to R$745.
(b) Cotochés acquisition:
On April 2, 2008, the Company, through its subsidiary, Perdigão Agroindustrial S.A, acquired 100% of the of capital stock of Maroca e Russo Indústria e Comércio Ltda. (Cotochés), a company in the dairy-processed products segment, located in Minas Gerais, for R$51.0. adjusted net assets acquired were R$9.4 , which resulted in goodwill of R$41.6.
On December 31, 2008, the wholly owned subsidiary Cotochés was merged into the Company (Note 1g ii).
(c) Eleva acquisition:
On February 21, 2008, the Company completed the acquisition of Eleva for R$1,679.2 of which R$764.6 was paid in cash to the controlling and non-controlling shareholders of Eleva and R$911.6 was paid through the exchange of shares of Eleva for shares of Perdigão with the remaining shareholders.
The net assets acquired were recorded based on their carrying amount and goodwill of R$1,364.1 was also recorded, as follows:

Total acquisition R$
Amount paid in cash	764.6
Exchange of shares	911.6
Additional costs of acquisition (*)	3.0

Purchase price	1,679.2

Assets and liabilities, net (net assets)	489.4
Adjustments to conform accounting practices (**)	(153.6)
Adjustments to the beginning balances of net assets(***)	(20.7)

Assets and liabilities acquired, net (net assets acquired)	315.1

Interest acquired	100.0%

Net Assets acquired	315,1

Goodwill	1,364.1

(*)	Consists of costs relating to attorneys, external auditors, consultants and legal publications.

(**)	The revaluation reserve recorded by the subsidiary Eleva was reversed on January 02, 2008, in order to conform Eleva´s accounting practices to those of Perdigão.

(***)	Adjustments recorded to the beginning balances of the net assets of Eleva Alimentos.
On April 30, 2008, Eleva was merged into Perdigão S.A. (see Note 1g i).

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(d) Plusfood acquisition:
On January 2, 2008, the Company, through its subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood Groep BV (“Plusfood”) from Cebeco Groep BV (“Cebeco”). On June 20, 2008 the Company finalized the determination of goodwill as the final audited balance sheet of Plusfood became available. The final price paid was EUR16.5 million (price of EUR31.2 million less net debt of Plusfood as of December 31, 2007). The net assets acquired were EUR8.9 million, which resulted in goodwill of EUR7.6 million (equivalent to R$24.5 as of December 31, 2008).
(e) Batávia acquisition:
In November 28, 2007, the Company acquired the remaining 49% interest in Batávia S.A. – Indústria de Alimentos (“Batávia”) for R$155.1 (including additional acquisition costs of R$0.1), from Cooperativa Central Agromilk, Cooperativa Agropecuária Castrolanda, Batavo Cooperativa Agroindustrial and Capal Cooperativa Agroindustrial, (collectively, “minority shareholders”), who exercised a sale option in the initial agreement. This transaction generated goodwill of R$112.9 and Batávia became a wholly-owned subsidiary as of that date. Batávia’s results of operations have been consolidated in the Company’s financial statements since June 2006.
On May 26, 2006, the Company acquired from Parmalat Brasil S.A. Indústria de Alimentos (“Parmalat”) 51% of the representative shares of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”) and machinery and equipment which were loaned to Batávia, for R$113.4 (net of cash acquired of R$2.6) and including additional acquisition costs of R$1.3, which resulted in goodwill of R$75.5.
On December 31, 2008, Batávia was merged into the Company (Note 1g ii).
(f) Other acquisitions:
On July 31, 2007, the Company acquired 100% of the shares of Paraíso Agroindustrial S.A., located in Jataí, State of Goiás, for R$28.7 (including additional acquisition costs) with net assets of R$6.4, which resulted in goodwill of R$22.3.
On August 1, 2007, the Company acquired, for R$74.8, the margarine business of Unilever, including 100% of the quotas of AVA Comércio e Representações Ltda. (“AVA”). The net assets acquired amounted to R$9.0, which resulted in goodwill of R$65.8.
On August 1, 2007, both of these Companies were merged into Perdigão Agroindustrial S.A.
The Company also acquired Sino dos Alpes Alimentos Ltda, Incubatório Paraíso Ltda., Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda. (“Perdigão Agroindustrial Mato Grosso”), during the period from June 2005 to March 2007. These acquisitions resulted in goodwill of R$20.7. The company Incubatório Paraíso Ltda. was fully merged during 2006. On December 31, 2008, the wholly owned subsidiary Perdigão Agroindustrial Mato Grosso was merged into the Company (Note 1g ii).
(g)	Corporate Restructuring
Following the acquisition of Eleva, whose operations are similar to those of the Company and represent around 30% of the consolidated business, triggered the necessity of relevant and comprehensive corporate restructurings of the conglomerate, in its corporate and business aspects. This restructuring aims at the maintenance of business sustainability of the Company

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
and its subsidiaries through the simplification of its corporate structure, reduction of operational, tributary and financial costs and rationalization of their operational activities.
(i) Eleva merger
On April 30, 2008, the Ordinary and Extraordinary Meeting approved a justification protocol of the merger of Eleva into the Company. The merger was supported by a technical appraisal report issued by an independent appraiser.
On April 30, 2008 the net assets of the wholly-owned subsidiary Eleva at their carrying amount, were merged into the Company, as follows:

Current Assets	779.6
Non-current Assets	286.2
Permanent Assets	404.5
Current Liabilities	(591.0)
Non-current Liabilities	(547.1)

Net Assets	332.2

On May 1, 2008, the Company contributed to its wholly-owned subsidiary Perdigão Agroindutrial S.A. the equity interest in the companies Avipal S.A. Construtora and Incorporadora, Avipal S.A. Alimentos, Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Estabelecimento Levino Zaccardi y Cia. S.A. (all former wholly-owned subsidiaries of Eleva). Thus, these companies became wholly-owned subsidiaries of Perdigão Agroindustrial S.A.
(ii) A partial spin-off of Perdigão Agroindustrial S.A. was followed by the merger of the subsidiaries Batávia, Cotochés and Perdigão Agroindustrial Mato Grosso.
On December 31, 2008, the subsidiary Perdigão Agroindustrial S.A spun-off its participation in the share capital of Perdigão Agroindustrial Mato Grosso, Batávia and Cotochés, which was subsequently contributed to the Company. At the same date Batavia, Cotochés and Perdigão Agroindustrial Mato Grosso were merged into the Company.
(h) Cooperativa Central de Laticínios do Estado de São Paulo
On November 27, 2008, the subsidiary Avipal Nordeste S.A. (“Avipal NE”), terminated a supply contract of raw milk (up to 200,000 liters per day) and UHT (ultra-high temperature) milk (with a minimum volume of 6 million liters) with Cooperativa Central de Laticínios do Estado de São Paulo (“CCL”) and the industrialization contract (pasteurized milk, butter and cream with a minimum volume of 7 million liters, 175 tons and 100 tons respectively, per month) with CCL.
As a result of this termination, Avipal NE incurred a termination fine due to CCL of R$37.7, which is to be paid in five installments from 2010 to 2012. This termination fine has been recorded under “other operating income” (see Note 23) and has been adjusted to present value as determined by Law No. 11,638/07 (see Note 2).
The company engaged WJ Produtos Alimentícios Ltda., located in the State of São Paulo State to conduct the operations that had been previously conducted by CCL.
(i) Cooperativa Central de Produtores de Leite
In September 2008, the Company terminated the industrialization contract signed with

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
Cooperativa Central de Produtores de Leite (“CCPL”) (UHT milks, butter, and curd with a minimum volume of 9 million liters, 70 tons and 100 tons respectively). Although under the contract no termination fines are due, the Company, recorded a provision for loss on all outstanding balances of advances made to CCPL of R$6.4, due to its understanding that the risk of loss associated with their collection is probable. The loss was recorded under “other operating income” (see Note 23).
The operation conducted by CCPL was transferred to Cooperativa Agropecuária de Barra Mansa, based in the Rio de Janeiro State.
2. BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
The financial statements of the Company and its subsidiaries are presented in millions of Reais and were prepared in accordance with accounting practices adopted in Brazil, (“Brazilian GAAP”), based on the Brazilian Corporation Law (Law No. 6,404/76 as amended), regulations and rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários) – CVM, accounting standards issued by IBRACON – Brazilian Institute of Independent Auditors and Pronouncements issued by the Accounting Pronouncements Committee (“CPC”).
On December 28, 2007 and March 12, 2008, respectively Law No. 11,638/07 and Provisional Executive Act No. 449/08 were published. The main objective of these acts is to update the Brazilian Corporation Law to facilitate convergence to the International Financial Accounting Reporting Standards – (“IFRS”) issued by the International Accounting Standards Board – (“IASB”). Law No. 11,638/07 also allows the CVM to issue new standards and procedures, based on IFRS.
The changes in the Brazilian Corporation Law were assessed, measured and recorded by the Company and its subsidiaries in its the financial statements as of and for the year ended December 31, 2008. The Company concluded that the following accounting pronouncements issued by the CPC and approved by the CVM are applicable in the preparation or presentation of these financial statements:
o      Framework for the Preparation and Presentation of Financial Statements, approved by CVM Resolution No. 539, of March 14, 2008;
o      CPC 01 – Reduction in the Recoverable Value of Assets, approved by CVM Resolution No. 527, of November 1, 2007;
o      CPC 02 – Effects of Changes in Exchange Rates and Translation of Financial Statements, approved by CVM Resolution No. 534, of January 29, 2008;
o      CPC 04 – Intangible Assets, approved by CVM Resolution No.553, of November 12 2008;
o      CPC 05 – Related Parties Disclosures, approved by CVM Resolution No.560, of December.11.08;
o      CPC 06 – Leasing, approved by CVM Resolution No. 554, of November 12 2008;
o      CPC 07 – Subsidies and Governmental Assistance, approved by CVM Resolution No. 555, of November
12 2008;

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
o      CPC 08 – Transaction costs and Premiums on the Issuance of Securities, approved by CVM Resolution
No. 556, of November 12 2008;
o      CPC 12 – Adjustment to Present Value, approved by CVM Resolution No. 564, of December 17, 2008;
o      CPC 13 – Initial Adoption of the Law No. 11,638 and Provisional Executive Act No. 449/08,
approved by CVM Resolution No. 565, of December 17, 2008;
o      CPC 14 – Financial Instruments: Recognition, Measurement and Disclosure, approved by CVM
Resolution No. 566, of December 17, 2008.
Using an option of CVM Resolution No. 565, dated December 17, 2008, which approved CPC 13 – Initial Adoption of the Law No. 11,638/07 and the Provisional Executive Act No. 449/08, the opening balance sheet based on the accounting practices amended by Law No. 11,638/07 was prepared as of December 31, 2007, (the transition date).
The amendments introduced by Law No. 11,638/08 are considered to be changes in accounting practices according to CVM Resolution 506/06 – Accounting Practices, Accounting Estimates Changes and Correction of Errors. However, as permitted by CVM Resolution No. 565 and CPC 13, all adjustments related to the initial adoption of Law No. 11,638 were recorded to retained earnings at the transition date, in accordance with article 186, of Law No. 6,404/76, without retroactive application.
The financial statements as of and for the year ended 2007, presented for comparison purposes were prepared in accordance with Brazilian GAAP in effect on December 31, 2007 and have not been restated to reflect the changes in accounting practices comparatively.
The impact of the changes in accounting practices described above on the balance sheet, net income and shareholders’ equity as of and for the year ended December 31, 2008 were as follows:

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(i) Balance Sheet

	Reported amounts
	considering the			Balances excluding
	adjustments of Law	Law No.		the adjustments of
	No. 11.638/07 and	11.638/07 and		Law No. 11.638/07
	Provisional	Provisional		and Provisional
	Executive Act No.	Executive Act No.		Executive Act No.
	449/08 adjustments	449/08 adjustments		449/08 adjustments
Current Assets
Cash, cash equivalents and marketable securities	1,976.0	1.8	(a)	1,974.2
Accounts receivable	1,378.0	(11.8	)(b)	1,389.8
Other assets	2,631.1	(3.0	)(b)	2,634.1

Non-current Assets
Accounts receivable	11.6	(0.3	)(b)	11.9
Other assets	262.1	(5.1	)(e)	267.2
Deferred tax	323.4	16.0	(b)	307.4

Investments	1.0	—		1.0
Property, plant and equipment, net	2,918.5	8.9	(c)	2,909.6
Intangibles	1,545.7	—		1,545.7
Deferred charges	172.1	—		172.1

Total Assets	11,219.5	6.5		11,213.0

Current Liabilities

Trade accounts payable	1,083.4	(4.7	)(b) (c)	1,088.1
Short-term debt	1,646.4	48.7	(d)	1,597.7
Other liabilities	351.1	(1.3	)(b)	352.4

Non-Current Liabilities
Long-term debt	3,719.7	—		3,719.7
Trade Accounts payable	—	5.2	(b)	(5.2)
Tax and social charges payable	20.0	(1.7	)(c)	21.7
Other liabilities	287.6	(11.0	)(b)	298.6

Non-controlling shareholders	0.7	—		0.7
Shareholders Equity	4,110.6	(28.7)		4,139.3

Total Liabilities	11,219.5	6.5		11,213.0

a)	According to CPC 14, the Company classified its investments in Brazilian Treasury Bonds held by its subsidiary Crossban Holdings GMBH, as “available for sale”. The unrealized gains arising from the difference between the carrying amounts and the fair value of such bonds were recorded to shareholders equity.

b)	The Company recorded the adjustment to present value on the relevant outstanding balances of the following accounts: trade accounts receivable, net, other assets and trade accounts payable, tax and social charges and other liabilities. The discount rate applied is based on the weighted average cost of capital, which considers the value of money over time and the specific risks of the assets and liabilities (Note 3d).

c)	Adjustment relating to machinery and equipment finance leasing recorded in accordance with CPC 06, which determines that the asset cost is capitalized at inception as a fixed asset

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

and a liability (under other liabilities) for the lowest of fair value or present value of minimum lease payments per the contract. Fixed assets acquired under finance leases are depreciated using the rates set out in Note 10.

d)	The Company measured its derivative instruments on non-deliverable forwards, currency swap and interest rate swap at fair value, in compliance with CPC 14 (Note16).

e)	The Company opted for the transition tax Regime as permitted by Provisional Executive Act No. 449/08. This regime allows companies to calculate corporate income tax and social contribution for the years 2008 and 2009 in accordance with Brazilian GAAP established by Law No. 6,404/76 and in effect at December 31, 2007 and therefore not considering the amendments of Law No. 11,638/07. Deferred income tax and social contribution were calculated and recorded in the Company’s financial statements with respect to the adjustments arising out from Law No. 11,638/07 and Provisional Executive Act No. 449/08.
(ii) Net Income and Shareholders Equity for the year

		Shareholders
	Net Income	Equity
As reported	54.4	4,110.6
Adjustments to retained earnings at the transition date	—	(1.3)
Available for sale investments	(0.2)	(0.1)
Financial Instruments at fair value	7.5	(50.3)
Finance Leasing	0.7	0.7
Adjustment to Present Value of Assets	(8.6)	(8.6)
Adjustment to Present Value of Liabilities	15.2	15.2
Investment Subsidies (*)	2.5	—
Deferred taxes	(5.0)	15.8

Balances excluding the adjustments from Law No. 11,638/07 and Provisional Executive Act No. 449/08	42.2	4,139.3

(*)	Law No. 11,638/07 and Provisional Executive Act No. 449/08 revoked the possibility of recording investment subsidies directly to a capital reserve. Nevertheless, the balance of investment subsidies existing in the capital reserve account at the beginning of the fiscal year in which an entity first adopts Law No. 11,638/07 and the Provisional Executive Act No. 449/08 must be maintained until its realization. Therefore, the Company maintained the existing capital reserves as of December 31, 2007, and recorded the 2008 amounts to income under other operating income.
For the initial adoption of Law No. 11,638/07 and Provisional Executive Act No. 449/08, CPC13 allowed companies to use some exceptions regarding the applicability of the new standards. The Company used the following exceptions:
•	Presentation of comparative financial statements: the Company decided not to restate its 2007 financial statements using Brazilian GAAP in effect in 2008;

•	Classification of financial instruments at inception date: CPC 13 allowed the classification of financial instruments to be made at the time of the first adoption of the new accounting practices, not only at its inception date;

•	Maintenance of deferred charges until full realization: the Company opted to maintain its deferred charges on December 31, 2008 until complete amortization. These balances are subject to a recoverability analysis, under CPC 01 — Reduction in the Recoverable Value of Assets, although no impairment has been identified. In addition, the Company reclassified goodwill, which was recognized as a deferred charge to

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
intangible assets, as the nature of goodwill meets the criteria for classification as intangibles; and

•	Periodic assessment of fixed assets economic useful life: the Company will reassess the useful life of its fixed assets in 2009.
In addition, the Company: (i) already presented its statement of cash flows and statement of value added in the notes to the financial statements of previous year, and (ii) expanded its related parties note, presenting the disclosures required, in compliance with the CVM Resolution No. 560/08, which approved the technical pronouncement CPC 05.
(iii) Reclassifications
For comparison purposes, the Company reclassified the balances of goodwill in the balance sheet as of December 31, 2007 from investments and deferred charges to intangibles. The goodwill related to the acquisitions of Cotochés (Note 1b), Plusfood (Note 1d), 49% of Batavia (Note 1e), Sino dos Alpes in 2007 and Perdigão Mato Grosso in 2005 (Note 1f), of R$133.7 on December 31, 2007 were reclassified from investments to intangibles, and the goodwill related to the purchase of Unilever’s margarine business (note 1f), Paraíso Agroindustrial SA (Note 1f), 51% of Batavia (Note 1e) and Incubatório Paraíso (Note 1f), of R$135.8 on December 31, 2007 were reclassified from deferred charges to intangibles asset in these financial statements.
The authorization for the issuance of these financial statements was at the meeting of the Company’s Board of Directors, held on March 23, 2009.
The accompanying consolidated financial statements are translated and adapted from the originally issued Brazilian GAAP consolidated financial statements due to certain reclassifications and changes in terminology. Additionally, such financial statements also include the income statement and the statements of cash flows for the year ended December 31, 2006, which are not required under Brazilian GAAP. The Company has also added and adapted certain explanatory notes to conform more closely to accounting principles generally accepted in the United States of America (“U.S. GAAP”).
3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES
The Company’s accounting practices comply with Brazilian GAAP, which differ in certain respects from US GAAP. See Note 24 for further discussion of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.
(a) Consolidation: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including unrealized profits net of income taxes. The interest of non-controlling shareholders’ in subsidiaries is presented as “non- controlling shareholders”.
In the preparation of the consolidated financial statements the Company applied CVM Resolution No. 534/08, which approved on January 29, 2008 the technical pronouncement CPC 02 – Effects of Changes in Exchange Rates and Translation of Financial Statements. According to this new resolution, the following criteria must be applied to the consolidation of subsidiaries abroad:
•	Functional and presentation currency: financial statements of each subsidiary

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. Financial statements of subsidiaries abroad are converted to reais based on its functional currency;
•	Investments: investments in subsidiaries are accounted for by the equity method. Other investments are recorded at acquisition cost and reduced by a provision for losses, when necessary. The financial statements of subsidiaries abroad are converted to Reais based on its functional currency; and

•	Exchange variation on investments: gains and losses arising from exchange rate variations on investments in subsidiaries abroad of R$214.3 in December 31, 2008 (R$84.0 in December 31, 2007) are recorded to income under financial income or expenses (Note 17).
(b) Cash and cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days from the date of purchase (Note 4).
(c) Marketable securities: comprised by financial assets, mainly represented by public and private fixed income securities. Their classification and recording are made in accordance with the purposes for which they were acquired, as follows:
(i)	Held for trading – if the financial assets were purchased for the purpose of sale or repurchase in the short term, these assets are initially recorded at fair value and changes in fair value monetary (inflation adjustments) and exchange rate variations if applicable are recorded directly to income under financial income or expenses;

(ii)	Held to maturity – if the Company has the positive intent and ability to hold the financial assets to maturity, these assets are recorded at their acquisition cost. Interest and monetary variation (inflation adjustments) are recognized in income, when incurred, under financial income or expenses;

(iii)	Available for sale – includes all financial assets that do not qualify for categories (i) and (ii) above. These assets are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity valuation adjustments while unrealized, net of tax. Interest and monetary variation (inflation adjustments) are recognized in income, when incurred, under financial income or expenses. (Note 17).
(d) Adjustments to present value: the Company calculated adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable; other assets; and trade accounts payable. The discount rate applied is based on the weighted average cost of capital (WACC), which considers the value of money over time and the specific risks to assets and liabilities. This rate reflects the actual market assessments in which the Company operates and it corresponds to 10.6% per year on December 31, 2008 (12.0% per year on December 31, 2007).
(e) Trade accounts receivable: recorded by the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and take into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).
(f) Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provision for obsolescence, lower of cost or market adjustments, deterioration and slow moving products, are made when considered appropriate (Note 7).
(g) Income taxes and social contributions: in Brazil these are the corporate income tax (IRPJ) and the social contribution (CSLL), and have been computed based on taxable income and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).
Deferred income tax assets and liabilities arise from tax loss carry forwards and negative base of social contribution, as well as the impacts of temporary differences between tax and accounting basis. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. A valuation allowance is recorded when management believes that it is more likely than not that the deferred tax assets will not be recovered in the future.
(h) Other investments: investments are stated at acquisition cost and reduced to fair value, when applicable.
(i) Property, plant and equipment: stated at cost of acquisition or construction adjusted by revaluation (last occurred in 1995), based on valuation reports issued by independent appraisers and monetarily restated up to December 31, 1995, less accumulated depreciation. Since 1997, upon issuance of a specific CVM instruction, the Company has been capitalizing interest incurred in financing the construction of certain fixed assets. Depreciation is determined under the straight-line method, based on the rates set forth in Note 10 (depletion of forests based on utilization), and charged to the appropriate line items in the statements of income. Expenditures for maintenance and repairs are charged to expenses when incurred, unless it improves either the production capacity or the estimated useful lives.
Breeding stock is recorded as property, plant and equipment and during the formation period of approximately six months, the costs of labor, feeding and medication are allocated thereto. After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.
Law No. 11,638/07 and Provisional Executive Act No. 449/08 requires property, plant and equipment to be tested for impairment whenever there is evidence of loss in their recoverable amount, as property, plant and equipment items should not be recorded for amounts higher than their realizable amount, either by sale or by use (the highest of them). The Company has analyzed its property, plant and equipment for impairment and has not identified losses to be recorded for realizable amounts lower than the carrying amounts.
(j) Intangibles: intangible assets are those that do not have physical substance, are separable and arise from contractual or other legal rights. The Company recorded as intangibles the goodwill based on the expectation of future profitability, which represents the difference between the purchase price and the net assets carrying amount at the acquisition date. Until December 31, 2008 the goodwill calculated based on the expectation of future profitability is amortized over the extension and proportion of the projected results up to a maximum period of 10 years. Starting on January 1, 2009 goodwill will no longer be amortized, but rather annually tested for impairment, in compliance with technical pronouncement CPC 01 (Note 11).

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
Goodwill was tested for impairment as of and for the year ended December 31, 2008 at the reporting unit level. As a result of this analysis, no impairment losses have been recorded.
(k) Pre-operating expenses and software development: include costs incurred in the pre-operating stage and projects to update information systems and are amortized on a straight-line basis over a period of 5 to 10 years.
(l) Provisions for contingencies: a provision is recognized when, based on the opinion of management, internal and external legal advisors, it is determined that losses on judicial proceedings are probable and the amount of loss can be reasonably estimated (Note 14a). Provisions for contingencies are presented on the balance sheet net of the related judicial deposits.
(m) Leases: lease transactions that substantially transfer all the risks and rewards of ownership are classified as finance leases. If the lease does not substantially transfer all the risks and rewards of ownership, it is classified as an operating lease.
Finance lease contracts are recognized as property, plant and equipment and as liabilities for amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as property, plant and equipment are depreciated and the related liabilities accrue interest that is charged to expenses during the term of the contract. Operating leases are recognized as expenses over the term of the leases (Note 22).
(n) Derivative financial liabilities measured at fair value: these instruments are actively traded on organized markets, and its fair value is determined based on their quotes at the balance sheet date. These financial liabilities are initially valued at fair value and classified as loans. Changes in fair value are recorded to income under financial income or expenses, except for instruments that are designated as hedges.
Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad,. These instruments have the following characteristics: (i) changes in its market value have to be highly correlated to the market value of the item being hedged, both at the beginning and over the term of the contract (effectiveness among 80% and 125%); (ii) documentation of the transaction, the risk being hedged, the risk management process and the methodology used in assessing the effectiveness of the hedge must exist: and (iii) be considered effective in reducing the risk associated with the exposure. Hedges are recorded in accordance with technical pronouncement CPC 14 which permits the use of hedge accounting and the recording of the measurement of the hedge against shareholders’ equity. The Company applied hedge accounting for its hedge operations which met the criteria described above on December 31, 2008 (Note 16e).
(o) Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits to employees in accordance with CVM Resolution No. 371. Actuarial gains and losses are recognized as income or expense on the basis of a report prepared by independent actuarial experts.
The contributions made by sponsors are recognized as expenses for the year.
(p) Determination of income: income and expenses are recognized based on the accrual basis of accounting.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(q) Revenue recognition: revenues are recognized by the Company when it delivers its products to the customers, the sales price is fixed and determinable, persuasive evidence of sale transactions exists, collectability is reasonably assured and title and risks of ownership have passed to the customer. Revenue is not recognized if there are significant uncertainties as to its realization.
(r) Profit sharing: employees and management are entitled to profit sharing based on certain financial and other goals, established and agreed upon on an annual basis.  The amount is accrued in the period in which it is earned.
(s) Shipping and handling costs: relates to costs of storage and transportation of the Company’s finished goods until delivery to its customers. Costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses at the time the goods are shipped and revenue is recognized. The shipping and handling costs amounted to R$1,216.6, R$796.8 and R$664.5 in 2008, 2007 and 2006, respectively.
(t) Advertising and sales promotion costs: recognized when incurred and amounted to R$146.5, R$112.9 and R$77.2 in 2008, 2007 and 2006, respectively.
(u) Research and development (R&D): consists of internal research and development costs of new products, which are expensed as incurred. The total amount of R&D expenses was R$16.9, R$10.7 and R$7.2 in 2008, 2007 and 2006, respectively.
(v) Earnings per share: calculated based on the number of shares outstanding at the balance sheet date.
(w) Interest on shareholders’ equity: interest on shareholders’ equity received and or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings, respectively in order not to have an impact on income, except for the tax benefits recognized under income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established by Law No. 9,249/98 which are based on the application of the long term interest rate – TJLP – on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.
(x) Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred. Based on management’s analysis, provision for environmental costs recorded as of December 31, 2008 is sufficient to cover these costs.
(y) Subsidies and tax incentives: the Company has value added tax (ICMS) subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco and Mato Grosso state governments. These tax incentives are related to construction of facilities, employment and social and economic development in these states. These tax incentives are recorded directly as capital reserves in the financial statements of the companies that receive the benefits. For consolidation purposes, such incentives are classified as other operating income.
(z) Translation of foreign currency: as mentioned in Note 3a assets and liabilities of foreign subsidiaries are translated into Brazilian Reais at the current exchange rate used at the balance sheet date, and all accounts in the statement of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) are translated based on the average rates prevailing during the period. The translation gains or losses resulting from this remeasurement process are included in financial income or expense.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The exchange rates for the Brazilian Real with respect to the transacted foreign currencies indicated above were as follows:

	December, 31
	2008	2007
Final rate
U.S. dollar	2.3370	1.7713
Euro	3.2382	2.6086
Pound	3.4151	3.5610

	December, 31
	2008	2007
Average rate
U.S. dollar	2.3944	1.7860
Euro	3.2317	2.6021
Pound	3.5571	3.6034
(aa) Use of estimates: the preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates. Management reviews the assumptions used in the accounting estimates at least annually.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
4. CASH AND CASH EQUIVALENTS

	2008	2007
Local currency (Brazilian reais):
Cash and banks	66.5	669.3
Highly liquid investments	44.9	119.3

	111.4	788.6

Foreign currency (*):
Cash and banks	421.9	70.3
Highly liquid investments	700.2	249.1

	1,122.1	319.4

	1,233.5	1.108.0

(*)	Principally U.S. dollars
The investments in local currency refer basically to Bank Deposit Certificates (“CDB”) and Investment Funds, and are remunerated at the Interbank Deposit Certificates (“CDI”) fluctuation rate.
The investments in foreign currency refer basically to Overnight and Time Deposit, bear interest at prefixed rate and CDI.
5. MARKETABLE SECURITIES

		WATM
	Due date	(*)	2008	2007
Bank Deposits Certificates — CDB	From March 2009 to December 2011	1.6	660.1	663.9
Capitalization Security	From March to November 2009	0.6	0.3	—
Brazilian Treasury notes	From June to October 2009	0.8	82.3	65.0

			742.7	728.9

Current			742.5	665.6
Non-current			0.2	63.3

(*)	Weighted average term maturity (years).
CDB is denominated in Brazilian reais and bear interest at a rate between 98% and 106% of the CDI fluctuation.
Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average pre-fixed and post-fixed interest.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
6. TRADE ACCOUNTS RECEIVABLE

	2008	2007
Current
Domestic trade accounts receivable	695.3	485.1
Foreign trade accounts receivable	705.6	325.7
(-) Adjustment to present value*	(11.8)	—
(-) Allowance for doubtful accounts	(11.1)	(6.9)

	1,378.0	803.9

Non-current
Domestic trade accounts receivable	29.1	28.3
Foreign trade accounts receivable	2.9	2.1
(-) Adjustment to present value*	(0.3)	—
(-) Allowance for doubtful accounts	(20.1)	(18.6)

	11.6	11.8

(*)	Note 2b
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
The changes in the allowance for doubtful accounts are as follows:

	2008	2007
Balance at beginning of period	25.5	18.7
Provision	15.5	11.3
Acquisition of companies	7.3	0.4
Write-offs	(17.1)	(4.9)

Balance at end of year	31.2	25.5

7. INVENTORIES

	2008	2007
Finished goods	903.3	277.9
Work-in-process	41.0	31.9
Raw materials	116.5	109.1
Livestock (poultry, turkey and hogs) for slaughter	390.2	294.5
Secondary material and packing	214.3	131.6
Advances to suppliers and imports in transit	23.7	20.1

	1,689.0	865.1

The increase of 95.2% in inventories primarily reflects inclusion of the acquired companies business (Eleva, Cotochés and Plusfood).

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
8. RECOVERABLE TAXES

	2008	2007
State ICMS (VAT)	203.1	82.0
Income tax	131.5	63.2
PIS/COFINS (Federal Taxes to Fund Social Programs)	359.0	21.5
Import Duty	25.0	33.3
IPI (Federal VAT)	3.3	7.2
Other	1.9	0.7

	723.8	207.9

Current	576.3	174.4
Non-current	147.5	33.5
The recoverable income tax balance includes recoverable taxes arising from the favorable decision obtained by the Company regarding the Summer Plan (“Plano Verão”) (Note 9). Such amounts will be used to offset future federal income taxes payable.
ICMS — Tax on the Circulation of Goods and Services (State VAT):
Credits are generated by exports reduced tax rates in the domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax payable generated by the sales in the domestic market or transferred to third parties.
Withholding Income Tax and Social Contribution:
Corresponds to withholding tax on investments and on interest on shareholder’s equity received by the parent company, which are offset against federal taxes payable.
PIS / COFINS:
PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable arise out basically from the acquisition of raw materials used in exported products, products sold at a 0% tax rate, such as UHT milk and pasteurized milk and sales in the tax free zone of Manaus. The utilization of these credits can be made by compensation of taxable sales in the domestic market, with other federal taxes or reimbursement.
The Company has a R$171.5 credit from Eleva´s operations for which a judicial measure was filed in order to accelerate the process for analyzing the reimbursement process, which requests are currently under inspection. The Company obtained authorization to receive R$32.2 and is waiting to receive the proportioned amount with respect to exports and sales at 0% tax rate. The Company believes that the remaining credits shall have the same treatment, therefore being eligible for compensation.
The Company’s management is analyzing alternatives that would allow the utilization of the credits and there is no expectation of losses on the realization of those credits.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
9. INCOME TAXES AND SOCIAL CONTRIBUTION
a) Income and social contribution taxes reconciliation:

	2008	2007	2006
(Loss) Income before income taxes and participations	(183.6)	383.8	74.3
Nominal tax rate	34%	34%	34%

Tax benefit (expense) at nominal rate	62.4	(130.5)	(25.3)
Adjustment of taxes and contributions on:
Statutory profit-sharing	4.9	8.6	3.5
Interest on shareholders’ equity	27.7	34.1	11.5
Equity pick-up	72.9	(28.6)	(8.1)
Difference of tax rates on foreign earnings from subsidiaries abroad	101.0	48.1	33.1
Tax incentives	0.8	9.2	7.3
Summer Plan (*)	—	0.1	33.4
Income tax/ Social contribution adjustment on goodwill	(14.7)	—	—
Reversal of valuation allowances on income tax and social contribution	—	26.1	1.8
Other adjustments	0.3	0.8	4.3

Actual tax benefit (expense)	255.3	(32.1)	61.5

Current income taxes (expense) benefit	(43.3)	(46.3)	26.4
Deferred income taxes (expense) benefit	298.6	14.2	35.1

(*)	During 2006, the Company obtained a final favorable and irrevocable decision from the federal courts in its suit related to the Summer Plan (“Plano Verão”). Under the Summer Plan, the federal government published inflation rates to be used for the monetary correction of certain assets. In January and February 1989, the inflation rates published by the federal government were understated. As such, the monetary restatements for property, plant and equipment for these months were lower, resulting in less depreciation and, consequently, less tax benefits in subsequent years. The favorable decision obtained in 2006 results in recoverable taxes to be applied against income tax payable.
Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations. The following is a composition of the income before income taxes, current and deferred income tax expenses from foreign subsidiaries:

	2008	2007	2006
Income before income taxes from subsidiaries abroad	191.6	164.6	113.7
Current income taxes (expense) benefit of subsidiaries abroad	35.6	(2.4)	0.1
Deferred income taxes (expense) benefit of subsidiaries abroad	—	(5.5)	(5.7)

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
b) Deferred income tax and social contribution are as follows:

	2008	2007
Tax loss carry-forwards (corporate income tax)	211.0	39.7
Negative calculation bases (social contribution)	75.5	13.6
Temporary differences:
Provisions for contingencies	111.2	45.5
Income tax and social contribution on goodwill	10.6	—
Profit from foreign subsidiary (*)	—	(29.4)
Taxes whose payments are suspended	9.5	11.2
Unrealized loss on derivatives	9.7	2.4
Depreciation	(68.9)	—
Adjustments relating to the Transition Tax Regime	16.0	—
Other temporary differences	7.1	0

	381.7	83.0

Current assets	127.3	35.3
Non-current assets	323.4	77.9
Non-current liabilities	(69.0)	(30.2)

(*)	As of December 31, 2008, the Company has not provided for income taxes on the undistributed earnings of approximately R$47.2 of its foreign subsidiaries since these earnings are intended to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.
In Brazil, the tax returns are subject to review by the authorities for a five-year period after year end. The Company could be subject to additional taxes, fines and interest as a result of these reviews.
Crossban Holdings GMBH and other foreign subsidiaries are subject to tax rates and rules issued in the countries where they are established.
c) Estimated time of realization:
The Company’s management expects that deferred tax assets, recorded on tax losses and negative basis of social contribution , should be realized as shown below:

Year	Value
Current (until December 31, 2009) (*)	117.9
2010	23.2
2011	28.9
2012 onward	116.5

286.5

(*)	Refer to subsequent event (Note 25 (ii)).
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable; however, could be reduced in the

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
near term if estimates of future taxable income during the carryforward period are reduced.
Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.
10. PROPERTY, PLANT AND EQUIPMENT
As of December 31, 2008, property, plant and equipment consisted of the following:

	Annual			2008	2007
	depreciation		Accumulated	Residual	Residual
	rate (%)	Costs	depreciation	value	value
Buildings and improvements	4	1,404.5	(428.9)	975.6	773.7
Machinery and equipment	11	2,091.2	(994.1)	1,097.1	865.3
Electric and hydraulic installations	10	242.2	(96.7)	145.5	80.3
Forests and reforestations	3	70.3	(16.7)	53.6	37.0
Other	12	80.2	(40.2)	40.0	22.7
Land	—	166.9	—	166.9	121.5
Breeding stock	(*)	199.3	(40.4)	158.9	109.4
Construction in progress		250.5	—	250.5	110.9
Advances to suppliers	—	30.4	—	30.4	16.1

		4,535.5	(1,617.0)	2,918.5	2,136.9

(*)	Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).
During 2008, the Company capitalized interest in the amount of R$13.9 (R$18.1 as of December 31, 2007) related to constructions in progress.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
11. INTANGIBLES

	Original
	Balances as of	Reclassified				Balances as of
	December 31,	balances as of			Exchange	December 31,
	2007	December 31, 2007	Additions	Amortization	gain / loss	2008
Goodwill — Incubatório Paraíso acquisition	—	1.0	—	(0.3)	—	0.7
Goodwill — Paraíso Agroindustrial acquisition	—	21.2	—	(4.5)	—	16.7
Goodwill — margarines business acquisition	—	62.5	—	(13.2)	—	49.3
Goodwill — Eleva acquisition	—	—	1,364.1	(90.8)	—	1,273.3
Goodwill — Batávia acquisition	—	170.8	0.1	(37.7)	—	133.2
Goodwill — Perdigão Mato Grosso acquisition	—	8.9	—	(1.3)	—	7.6
Goodwill — Plusfood acquisition	—	—	19.8	(2.3)	3.7	21.2
Goodwill — Sino dos Alpes acquisition	—	5.1	—	(1.0)	—	4.1
Goodwill — Cotochés acquisition	—	—	41.6	(2.0)	—	39.6

	—	269.5	1,425.6	(153.1)	3.7	1,545.7

12. DEFERRED CHARGES
As of December 31, 2008, deferred charges consisted of the following:

	Annual
	weighted
	average amort.	Cost
	rate (%)	Value	Amortization	Net Value
Preoperating expenses	16	146.1	(58.7)	87.4
Software development	26	83.5	(16.8)	66.7
Reorganization expenses	20	47.4	(29.5)	18.0

		277.0	(105.0)	172.1

As of December 31, 2007, deferred charges consisted of the following:

	Annual
	weighted
	average amort,	Cost
	rate (%)	Value	Amortization	Net Value
Preoperating expenses (*)	18	91.7	(33.7)	58.0
Software development (**)	22	38.8	(11,0)	27.8
Reorganization expenses	24	47.7	(20.2)	27.5

		178.2	(64.9)	113.3

(*)	Refers substantially to the projects related to the Rio Verde, Mineiros and Bom Conselho plants.

(**)	Refers substantially to the projects related to the adequacy of the systems and controls in the acquired Companies.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
13. SHORT AND LONG-TERM DEBT

			Weighted			Balance as	Balance
		Weighted	average term			of	as of
	Charges	average rate	maturity		Non-	December	December
Funding line	(% p.y.)	(p.y.)	(years)	Current	current	31, 2008	31, 2007
Local currency:
Rural credit financing	6.75% (7.37% on 12.31.2007)	6.75% (7.37% on 12.31.2007)	0.5	220.3	—	220.3	135.1
FINEM — BNDES	TJLP + 2.35% (TJLP + 2.55% on 12.31.2007)	8.59% (8.8% on 12.31.2007)	3.4	45.4	492.8	538.2	186.5
Debentures — BNDES	TJLP + 6.00% (TJLP + 6.00% on 12.31.2007)	12.25% (12.25% on 12.31.2007)	1.2	4.2	2.1	6.3	10.4
Tax incentives and other	TJLP / FIXED RATE/ IGPM / TR +5.15% (FIXED RATE / IGPM / TR +5.83% ON December 31, 2007)	11.26% (7.92% on 12.31.2007)	2.6	190.1	273.2	463.3	288.0
New Swap balance (see Note 16d)	% CDI vs TR	% CDI vs TR	0.6	0.1	—	0.1	—

Total local currency				460.1	768.1	1,228.2	620.0

Foreign currency:
Advances on export contracts — ACC’s and ACE’s (US$)	6.06% + e.r.(US$) (5.17% + e.r.(US$ on 12.31.2007)	6.06% + e.r (US$) (5.17% + e.r (US$) on 12.31.2007)	0.3	443.7	—	443.7	494.9
Working Capital (US$)	EURIBOR + 1.20%	6.66% + e.r (US$)	1.0	49.6	—	49.6	—
Trade related facilities (US$)	LIBOR + 2.47% / FIXED RATE (LIBOR + 1.10% on 12.31.2007) + e.r.(US$ and other currencies)	4.46% (5.70% on 12.31.2007) + e.r (US$ and other currencies)	3.1	239.8	1,631.8	1,871.6	469.7
Pre-export facilities (US$)	LIBOR / FIXED RATE CDI + 3.17% (LIBOR +0.91% on 12.31.2007) + e.r..(US$)	4.98% (5.50% on 12.31.2007) + e.r (US$)	2.7	375.4	1,246.9	1,622.3	646.9
FINEM — BNDES (US$ and other currencies)	UMBNDES + 2.52% (UMBNDES + 2.71% on 12.31.2007) + e.r.(US$ and other currencies)	6.97% (9.17% on 12.31.2007) + e.r (US$ and other currencies)	3.3	10.4	72.9	83.3	27.3
Net SWAP balance (see Note 16d)	%CDI vs e.r.(US$ and other currencies)	%CDI vs e.r (US$ and other currencies)	2.1	67.4	—	67.4	7.1

Total foreign currency				1,186.3	2,951.6	4,137.9	1,645.9

Total debt				1,646.4	3,719.7	5,366.1	2,265.9

Rural credit financing: the companies Perdigão S.A., Perdigão Agroindustrial, Batávia, Cotochés and Avipal NE are parties to short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The maturity date is up to December 2009 with liquidation of principal and interest in one payment at the end of the contract. The proceeds from these loans are used for working capital.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
Working capital: Perdigão S.A has NCE (Export Credit Note) in Brazilian reais indexed by a percentage of CDI (Interbank Deposit Certificates). The maturity date of this interest and principal is April 2010. The Company also has NCE (Export Credit Note) in Brazilian reais indexed by the referential rate (TR) with maturity date in the end of July 2009. Perdigão Agroindustrial S.A. has a NCE in reais indexed by a percentage of CDI with maturity date on the end of September 2011.
Banco Nacional de Desenvolvimento Econômico e Social (BNDES) facilities: Perdigão S.A and its subsidiaries Perdigão Agroindustrial S.A. and Avipal NE, have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the FINEM loans are payable monthly, with final maturity dates from January 2009 to April 2015, and are secured by equipment, facilities and mortgages of Perdigão S.A., Perdigão Agroindustrial and Avipal NE buildings. The amounts in non-current are indexed by the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations of the currencies in that basket.
Debentures: the debentures are denominated in Brazilian reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. From June 30, 1998 to November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit amount of R$1 (one real), with redemption period from June 12, 2001 to June 12, 2010; as of December 31, 2008, 76,945 debentures had been redeemed. The debentures are payable every six months, with maturity dates from December 2008 to June 2010.
Tax incentives and others: principally credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports, machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2043, interest rates are subsidized and they do not have real guarantees.
Advance on export contracts (ACC and ACE): these advances are liabilities to commercial banks, with maturity dates up to February 2010 principal payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACEs” and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.
Trade-related facilities: the subsidiaries Perdigão International Ltd and Plusfood Groep B.V., have several trade-related facilities denominated in U.S. dollars, with maturity dates varying from January 2009 to December 2013 with principal payable in one payment at the end of the contract and interest payable quarterly and annually. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 4.46% per year on December 31, 2008 and they have the endorsement of the Company. Perdigão International Ltd and Plusfood Groep B.V. use these net proceeds to import products and for other working capital needs.
Working capital in US$: Perdigão S.A. uses the Export Credit Note as working capital line.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
They are denominated in U.S. dollars and can be short- or long-term with several maturity dates and amortization up to November 2011.
Pre-export facilities: Perdigão S.A and its subsidiary Perdigão Agroindustrial had several pre-export facilities with several commercial banks, denominated in U.S. dollars, and maturities from January 2009 to March 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of operation and interest payable in accordance with the LIBOR period. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders relating to exports of products to customers abroad. The exported products guarantee the facilities.
The maturity schedule as of December 31, 2008 is as follows:

Current (until December 31, 2009)	1,646.4
2010	867.5
2011	980.4
2012	1,391.5
2013	373.2
2014 to 2043	107.1

5,366.1

a) Guarantees:

	2008	2007
Total Debt	5,366.1	2,265.9

Mortgages guarantees:	606.8	260.5

Related to FINEM — BNDES	570.2	213.2
Others — related to tax incentives and other	36.6	47.3
Collateral of real state guarantees:	14.5	0.2

Related to FINEM — BNDES	12.0	0.2
Others — related to tax incentives and other	2.5	—
Guarantees by pledge of goods:	2.3	—

b) Covenants:
The Company has export prepayment loan agreements in foreign currencies that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be accelerated. As of December 31, 2008, the Company was in compliance with all covenants.
14. CONTINGENCIES AND COMMITMENTS
a) Provision for contingencies
The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
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
The Company is involved in some legal proceedings for which the amount of probable losses is not known or cannot be reasonably estimated.
I) Provision for probable losses
The rollforward of the provision for contingencies during 2008 is summarized as follows:

	Balance	Merger of				Updates	Balance
	December	Companies	Additions	Reversals		for	December
	31, 2007	(*)	(**)	(**)	Payments	inflation	31, 2008
Tax (i)	99.5	86.8	90.1	(132.3)	(4.8)	14.0	153.2
Labor (ii)	27.8	22.8	27.9	(13.2)	(17.4)	3.7	51.6
Civil, commercial and other (iii)	9.3	1.5	9.4	(1.5)	(5.1)	0.7	14.3
(-) Judicial deposits	(12.3)	(9.6)	(19.9)	8.5	0.5	—	(32.8)

	124.3	101.5	107.5	(138.5)	(26.8)	18.4	186.4

(*)	Balances from incorporation of the companies Cotochés, Eleva and Plusfood as of December 31, 2008 Note 1b, 1c and 1d.

(**)	As mentioned in Note 1c, the Company modified certain accounting practices adopted by Eleva to conform them to those of the Company, which impact the additions and reversals presented.
The rollforward of the provision for contingencies during 2007 is summarized as follows:

	Balance					Updates	Balance
	December	Sino dos				for	December 31,
	31, 2006	Alpes (*)	Additions	Reversals	Payments	inflation	2007
Tax (i)	94.9	1.5	9.7	(7.7)	(4.8)	5.9	99.5
Labor (ii)	27.6	3.1	17.7	(20.0)	(3.1)	2.5	27.8
Civil, commercial and other (iii)	4.6	0.5	7.4	(2.2)	(1.4)	0.4	9.3
(-) Judicial deposits	(8.2)	—	(4.3)	0.2	—	—	(12.3)

	118.9	5.1	30.5	(29.7)	(9.3)	8.8	124.3

(*)	Balances from the acquisition of Sino dos Alpes Alimentos Ltda. on March 30, 2007.
(i) Tax
IRPJ and CSLL total deducibility of tax loss:
The Company has been discussing the issue concerning the full compensation of tax losses and although the jurisprudence of Brazilian courts is contrary to the subject, the Company’s lawsuits have some peculiarities. Recently, the Company obtained a favorable decision from the Taxpayers’ Council, with respect to one of its lawsuits. That decision led to the reduction

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
of the penalties from an amount previously accrued at 75% (including interest on penalties) to 20% (without interest on penalties) . Federal Revenue Office itself has already initiated the process to reduce the amount required. This decision allowed the Company to partially reverse the previously accrued penalties and related interest on penalties by R$30.1. Thus as of December 31, 2008, the penalties recorded amount to R$1.8 (R$30.0 in December 31, 2007).
Increase in COFINS rates:
The Company has challenged the increase in rates of the COFINS, receiving an unfavorable outcome in the Supreme Court (STF). Similarly, on the same subject, there is another execution tax action, duly guaranteed by the company, in process in the Foreclosure Tax Court. In June 2008, the Attorney General of the Federal Treasury (Procuradoria Geral da Fazenda Nacional) reviewed the fiscal execution for the periods of July and from October to December 1999, reducing the registered debits in accordance to the arguments presented by the Company. Thus, the provisioned amount of R$9.5 was reversed according to the new debt certificate issued by the Attorney General and the remaining provisioned balance totals to R$9.5 (R$18.4 as of December 31, 2007). Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analyzed by the Supreme Court .
CPMF charge on the income from exports:
The Company has recorded a provision for a contingency of R$27.1 (R$24.8 as of December 31, 2007) regarding a judicial action for non-payment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts. The Company’s suits are in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.
Monetary correction of ICMS extemporaneous credits:
The Treasury State of Rio Grande do Sul issued tax assessments disallowing the monetary correction of ICMS extemporaneous credits on raw material acquisitions, electricity services, communication services and transportation services. In relation to the monetary correction of extemporaneous credits, the precedent is against the taxpayer. The total amount of provisions is R$23.4.
The other tax contingencies refer to judicial claims against the payments of the following taxes: ICMS, PIS/COFINS, INSS, FUNRURAL and SEBRAE, in the total amount of R$75.7 (R$25.8 as of December 31, 2007). The recorded provisions refer mainly, to the following subjects:
ICMS:
The Company is discussing principally the utilization of credits on materials for consumption, being the suits in first or second administrative jurisdiction, as well as in judicial phase. The precedent is favorable to the request once the materials are part of the final product. The provision amounted to R$26.8 (R$18.3 as of December 31, 2007).
PIS/COFINS:
The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$27.0 (R$15.1 as of December 31, 2007).
FUNRURAL:
The Company’s law suit is in the second jurisdiction. The precedent of the courts allowed the collection over the portion of the production of the integrated partners considered the Company’s own production in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published. The provision amounted to R$6.9 (R$5.5 as of December 31, 2007).
SEBRAE:

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits. The provision amounted to R$10.1 (R$10.6 as of December 31, 2007).
(ii) Labor:
The Company and its subsidiaries have 4,512 individual labor claims in progress totaling R$1,308.1 (2,052 individual claims totaling R$700.4 as of December 31, 2007), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments and conformed the procedures used by the acquired Companies to those of the Company. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.
(iii) Civil, commercial and other:
Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 1,090 cases totaling R$146.1 (786 cases totaling R$116.3 as of December 31, 2007) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or absence of the Company’s guilt, with no right pleadings.
II) Contingencies for possible losses
The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on analysis of management and supported by its legal counsel.
The civil, labor and social security contingencies amounted to R$119.3 (R$8.8 as of December 31, 2007).
The tax contingencies amounted to R$617.7 (R$73.5 as of December 31, 2007), and refers, principally, to the following:
Profits earned abroad: On October 03, 2008, the subsidiary Perdigão Agroindustrial S.A. was assessed by the Federal Revenue Office which alleges the lack of collection of Income Tax and Social Contribution on profits earned by subsidiaries established outside the country in the years 2003 and 2004, in the total amount of R$176.8. The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation.
ICMS: the Company is discussing several processes related to ICMS credits of products with a reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment.
PIS/COFINS on the payment of interest on shareholders’ equity: the Company is pleading a claim for non payment of PIS and COFINS on the payment of interest on shareholders’ equity

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
with respect to the years from 2002 to 2007 for PIS and the years from 2004 to 2007 for COFINS at the amount of R$38.4 (R$36.3 as of December 31, 2007) which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject. Based on management’s analysis and supported by its legal counsel, the loss is classified as possible and no provision has been recorded.
b) Unrecognized contingent tax assets
The Company has started legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.
c) Contractual Purchase Commitments
In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials — mainly corn, soybeans and hogs and certain service agreements. As of December 31, 2008, firm commitments under these agreements amounted to R$865.2 (R$512.5 as of December 31, 2007).
15. SHAREHOLDERS’ EQUITY
a) Capital stock
At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006, the conversion of all of the Company’s outstanding preferred shares into common shares was approved. During the same Shareholders’ Meeting also approved a three-for-one split of shares, granting two additional new shares for each existing share, effective April 12, 2006.
On October 27, 2006, the Company issued through a public offering, 32,000,000 (thirty-two million) common shares, with no par value, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), at the price of R$25.00 (twenty five Brazilian reais) per common share, totaling R$800.0. On November 1, 2006, the Company received the funds related to the offering.
On December 18, 2007, the Company, issued through a public offering 20,000,000 (twenty million) common shares, with no par value, at the price of R$45.00 (forty five Brazilian reais) per common share, totaling R$900.0.
On January 14, 2008, the Credit Suisse (Brasil) S.A., partially exercised the subscription option of a supplementary lot of shares, which resulted in the issuance of 744,200 common shares, at the price of R$45.00 per common share, in the total amount of R$33.4.
On February 21, 2008, the Board of Directors approved the merger of 54% of the shares held by Eleva’ shareholders into Perdigão S.A., considering an exchange of 1.74308855 Eleva’ shares for each Company’ share, which resulted in the issuance of 20,256,751 common shares, with a correspondent amount of R$911.6.
On December 31, 2008, the capital was represented by 206,958,103 registered common shares, with no par value. Foreign investors held 75,620,756 shares (57,705,181 shares at December 31, 2007) of which 14,734,426 shares (5,904,312 shares at December 31, 2007) were represented by 7,367,213 (2,952,156 ADRs as of December 31, 2007) American

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
Depositary Receipts — ADRs.
The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.
All shares have equal rights to a dividend of not less than 30% of net income, in accordance with the Company’s Articles of Incorporation.
b) Treasury shares
The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Brazilian real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.
c) Appropriation of income
According to the Company’s by-laws and Brazilian Corporation Law, management’s proposal for distribution of the current year net income, subject to approval at the annual Ordinary Shareholders’ Meeting is the following:
(i) Legal reserve: 5% of the net income for the year, limited to 20% of the share capital.
(ii) Dividends and interests on shareholders’ equity: corresponding to 99.0% (30.8% as of December 31, 2007) of net income adjusted for the legal reserve, in accordance with applicable law.
(iii) Reserve for capital increase: 20% of the net income for the year, limited to 20% of the share capital.
(iv) Reserve for expansion: allocation of the remaining income, based on the budgeted capital expenditures.
Proposed distribution of net income by the management and composition of reserve balances, are as follows:

	Limit
	over
	share	Income appropriation			Balances of Reserves
	capital%	2008	2007	2006	2008	2007	2006
Interests on shareholders’ equity	—	76.4	100.2	31.5	—	—	—
Dividend	—	—	—	3.7	—	—	—
Legal reserve	20	3.9	16.3	5.7	66.2	62.3	46.1
Reserve for capital increase	20	—	65.1	22.9	160.3	160.3	95.1
Reserve for expansion	80	(3.1)	144.0	50.7	505.0	508.1	364.1

		77.2	325.6	114.5	731.5	730.7	505.3

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
d) Interests on shareholders’ equity
According to the option provided for in Law No. 9,249/95, the Company calculated interest on shareholders’ equity based on Interest Rate Long Term (TJLP) in the current year, at the amount of R$76.4 (R$100.2 in 2007), which were recorded as financial expenses, as required by tax laws. For purposes of these financial statements, they were eliminated from interest expense for the year and are recorded to retained earnings (counter part current liabilities).
e) Composition of the capital stock (unaudited)
(i) Securities of Major Shareholders, Managers, Members of the Supervisory Board and Fiscal Council of Perdigão S.A., as of December 31, 2008:

	Common Shares
Shareholders	(thousands)%
Major shareholders (*)	74,590.2	36.04

Managers	—	—
Supervisory board/ Board of director	332.9	0.16
Fiscal council	—	—
Treasury shares	430.5	0.21
Other shareholders	131,604.5	63.59

	206,958.1	100.00

Free floating shares	131,604.5	63.59

(*)	Shareholders which constitutes the shareholders’ voting agreement.
(ii) Securities of Major Shareholders, Managers, Members of the Supervisory Board and Fiscal Council of Perdigão SA, as of December 31, 2007:

	Common shares
Shareholders	(thousands)%
Major shareholders (*)	77,606.0	41.73
Managers	—	—
Supervisory board/ Board of director	307.0	0.17
Fiscal council	—	—
Treasury shares	430.5	0.23
Other shareholders	107,613.7	57.87

	185,957.2	100.00

Free floating shares	107,613.6	57.87

(*)	Shareholders which constitutes the shareholders’ voting agreement.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(iii) The share ownership position of controlling shareholders which are part of the shareholders’ voting agreement and/or the holders of more than 5% of voting shares as of December 31, 2008, is as follows:

	Common shares
Shareholders	(thousands)%
PREVI — Caixa Prev. Func. Bco Brasil (1)	29,305.3	14.16
PETROS — Fund. Petrobrás Seg. Soc. (1)	24,924.3	12.04
Fundo Bird (2)	15,015.9	7.26
Fund. Telebrás Seg. Social — SISTEL (1)	8,284.9	4.00
VALIA — Fund. Vale do Rio Doce (1)	7,695.4	3.72
FPRV1 Sabiá FI Multimercado Previd. (Ex. Fund. Inv. Tit. V M Librium) (3)	2,286.6	1.10
REAL GRANDEZA Fundação de A.P.A.S (1)	2,093.8	1.01

	89,606.0	43.30
Others	117,352.1	56.70

	206,958.1	100.00

(1)	Pension funds are controlled by participating employees of the respective companies

(2)	It is not part of the agreement signed by the Pension Funds, it belongs to Shan Ban Shun family.

(3)	Investment Fund held exclusively by Fundação de Assistência e Previdência Social do BNDES-FAPES. The common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.
(iv) Securities of Major Shareholders, Managers, Members of the Supervisory Board and Fiscal Council of Perdigão SA, as of December 31, 2008:

	Common shares
Shareholders	(thousands)%
a) Major Shareholders	74,590.2	36.04
b) Managers and Fiscal Council	333.0	0.16

	Common shares
Shareholders	(thousands)%
Advisory Council — Direct participation	332.4	0.16
Directors	0.6	0
Fiscal Council	—	—
(v) Free floating
As of December 31, 2008, there were 131,604,467 free floating common shares outstanding, 63.59% of shares issued.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(vi) Arbitration Clause
The Company is bound to the arbitration of Market Arbitration Chamber, as the Arbitration clause in the By-laws.
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a) Overview
In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodity prices. The Company uses instruments of protection to minimize its exposure to these risks, based on a Policy for Financial Risk Management (Risk Policy) under the management of the Committee of Financial Risk Management, Executive Directors and the Board of Directors.
The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as approved by the Administration Council, to mitigate the impact of these risks. Such policies and procedures include the monitoring of the Company’s levels of exposure to each market risk, the measuring of each risk including an analysis based on net accounting exposure and a forecast of future cash flows, in addition to the establishment of limits for decision making and use.
The Board of Directors has a fundamental role in the structure of financial risk management as it is responsible for the approval of the Risk Policy and for monitoring the compliance of this policy and checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.
The Executive Board is responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Furthermore, it is responsible for the approval of: the action plans defined for the alignment of tolerance risk set, performance indicators to be used in risk management, the overall limits and evaluation of suggestions for improvements in the policy.
The Committee on Financial Risk Management is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and notes the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the level of exposure to risks and the compliance with the policy, monitors the performance of the hedge operations through reports and evaluates stress scenarios to be applied in operations, cash flow and indebtedness of the Company in accordance with the established policy.
This Risk Policy determines what the strategies to be adopted are, and Management is responsible for contracting instruments of protection (hedge) that are approved based on limits of authority. The Board of Directors, Executive Directors and Committee of Financial Risks have different levels of authority where each of them operates within the limits pre- established in the Policy.
The Company does not contract leveraged transactions in derivative markets and has not backed applications in risk and / or leveraged.
The Policy does not authorize the Company to contract leveraged transactions in derivative markets and requires that individual hedge transactions are limited to 2.5% of the equity of the Company.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The inputs and updates of operations are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by back-office and monitored daily by the financial area.
In light of the purpose of the hedging transactions, which is reducing the risks and uncertainties which the Company is exposed, results obtained in 2008 were considered satisfactory.
On December 31, 2008, as allowed by CVM Resolution No. 566, the Company applied hedge accounting for its derivative instruments classified as cash flow hedges, as determined in its policy of financial risk management. The cash flow hedge is used to protect the exposure over the volatility on the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability or (ii) a foreseen transaction highly probable, and (iii) could affect profits and losses.
b) Interest rate risk management
Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and/or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES — Long-Term Interest Rates), UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of the indices above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value.
The Company´s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and pos fixed rates.
The primary objectives of the Risk Policy are to minimize the costs of debt service. For that, the Company continually monitors the market interest rate with the purpose of evaluating the eventual necessity of contracting derivative operations to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes a capitalized rate to a fixed interest rate and vice-versa, and which were accounted for as hedge accounting by the Company (see item 16g).
The Company seeks to manage its short- and long-term debt position, maintaining a higher proportion in the long term. In addition, the Company has capitalized and fixed interest rate debt that in conjunction with the debt positions minimize exposure to risks.
The debt is indexed, essentially, to the LIBOR, fixed coupon (R$ and U.S.$), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the increase of LIBOR, also increases the cost of capitalized rate debt and, on the other hand, the cost of fixed interest rate debt is reduced. The same consideration is also applicable to TJLP.
With respect to the Company’s investments, the principal index is the CDI on the internal market operations and fixed coupon (U.S.$) on the external market operations. If an increase in the CDI occurs, the Company will have favorable results while a decrease in the CDI would result in unfavorable results, although, it does not expose Company to market risks.
The following table summarizes the changes in interest rates and the impact to the Company.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

Interest Risk – Fixed interest rate				Interest Risk – Capitalized interest rate
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Aplications	+	-	CDI	Aplications	+	+
CDI	Aplications	-	+	CDI	Aplications	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
Libor/Cupom USD	Aplications	+	-	TJLP	Liabilities	+	-
Libor/Cupom USD	Aplications	-	+	TJLP	Liabilities	-	+
Libor/Cupom USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	-	Libor	Liabilities	-	+
The recent global economic crisis caused a severe reduction in international interest rates, with LIBOR reaching low rates as compared to historical rates. This scenario resulted in a reduction in financial costs of the Company that has most of its debt at interest rates based upon LIBOR.
On the other hand, the slower decline of domestic interest rate (SELIC) and its consequent impact on rates of CDI, maintained financial income from investments at favorable levels.
The operations inputs and updates are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by operational support area (back-office) and monitored daily by the financial area.
c) Exchange risk management
Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities, The Company’s primary exposures to foreign currency exchange variations are those of the U.S. dollar, euro and pound sterling against the Brazilian real.
The objectives of the Company’s Risk Policy is to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet, the Company utilized swap and futures exchange (BM&F) transactions (see table below):
Assets and liabilities denominated in foreign currencies are shown below:

	2008	2007
Cash, cash equivalents and financial investments	1,400.5	384.4
Contracts of exchange rates (swaps) — nominal value	826.5	334.2
Contracts for future U.S. dollars — face value	397.4	375.1
Loans and financing	(4,138.0)	(1,638.7)
Other operating assets and liabilities, net *	154.7	(1.8)

	(1,358.9)	(546.8)

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	2008	2007
Exposure in foreign currency exchange rate in R$	(1,358.9)	(546.8)
Exposure in foreign currency exchange rate in US$	(581.5)	(308.7)

*	Basically refers to purchase of inventory and trade accounts payable.
In addition, the Company’s Risk Policy aims to protect operating income and costs that involved operations arising from commercial activities, such as estimates of exports and purchases of raw material. For this, the Company uses protection instruments, approved by the Risk Policy, mainly NDF operations of R$560.4 (US$239.8), in which the main focus is protection of its projected flow denominated in foreign currencies. The percentage protected with these operations was 18% within the scope approved of 35%.
In order to perform an active risk management and following the Risk Policy, the Company conducts daily monitoring, through reports issued by the financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure. Considering that 2008 had excessive volatility in the exchange rates, when first the USD depreciated and then ended with a considerable recovery against the Real, the strategy adopted by the Company has achieved the objectives of minimizing the effects of exchange rate movements to limit the foreign exchange exposure and mitigate the risks. Currently, according to the Company’s debt profile which is more of a long than short term, most of the financial expenses will have no immediate impact on cash.
d) Composition of the balance of derivative financial instruments used for equity protection
The position of derivatives outstanding as of December 31 is as follows:

2008
						Reference
	Object of				Counterpart of the	value	Market	Unrealized
Instrument	protection	Maturity	Receiving	Payable	principal value	(notional)	value	losses
Swap (over-the-counter-CETIP)	Exchange Rate	July 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	Unibanco	11.9	(0.1)	—

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

2008
						Reference
	Object of				Counterpart of the	value	Market	Unrealized
Instrument	protection	Maturity	Receiving	Payable	principal value	(notional)	value	losses
Swap (over-the-counter – CETIP)	Exchange Rate	From January 2009 to September 2009	US$ (4.75%)	R$/CDI (100% of CDI)	ITAUBBA/ Santander/Votorantim /UBS/HSBC and others	613.8	60.5	3.5
Swap (over-the-counter – CETIP)	Exchange Rate	February 2009	R$ Pré (16.09%)	US$	Santander	8.4	(2.9)	(0.2)
Swap (over-the-counter – CETIP)	Exchange Rate	From January 2009 to January 2013	US$ (E.R.) + 7%	R$ (76% of CDI)	Unibanco	56.1	5.7	6.8
Swap (over-the-counter – CETIP)	Exchange Rate	From March 2009 to January 2013	R$ (118.5% of CDI)	US$ (E.R.) + 83% of CDI	HSBC	86.1	(19.0)	(0.2)
Swap (over-the-counter – CETIP)	Exchange Rate	From April 2009 to December 2013	US$ + Libor 6 months + 3.61%	R$ (96.67% of CDI)	Credit Suisse	215.5	(31.6)	(29.9)
Swap (over-the-counter – CETIP)	Interest Rate	From February 2009 to August 2013	US$ + 4.08%	US$ (Libor + 0.62%)	Santander/ HSBC and others	554.1	(35.0)	(34.4)
NDF (over-the-counter – CETIP)	Exchange Rate	From January 2009 to February 2009	EUR (-1.42%)	US$ (E.R.)	Itaú BBA/ HSBC	51.1	7.7	(0.9)
NDF (over-the-counter – CETIP)	Exchange Rate	From January 2009 to June 2009	R$ (15.31%)	US$ (E.R.)	HSBC /UBS PACTUAL and others	382.9	(37.4)	7.0
NDF (over-the-counter – CETIP)	Exchange Rate	From February 2008 to March 2009	R$ (13.52%)	EUR (E.R.)	ITAÚBBA/UBS/Votorantim	26.5	(5.3)	(0.4)
Futures Contracts (BM&F)	Exchange Rate	February 2009	US$ (E.R.)	R$	Finabank	327.5	(10.1)	(10.1)

							(67.5)	(58.8)

2007
						Reference
	Object of				Counterpart of the	value	Market	Unrealized
Instrument	protection	Maturity	Receiving	Payable	principal value	(notional)	value	losses
Swap (over-the-counter – CETIP)	Exchange Rate	July 2009	R$/TR (9.51%)	R$/CDI (weighted average 98.2% of CDI)	Unibanco	11.9	—	—
Swap (over-the-counter – CETIP)	Exchange Rate	From January 2008 to July de 2013	US$ (4.089%)	R$/CDI (97.8% of CDI)	Votorantim /Unibanco and others	276.8	(4.5)	(5.8)
Swap (over-the-counter – CETIP)	Exchange Rate	From January 2008 to March 2008	US$ (E.R)	Euro (1.3327%)	Merril Lynch	37.9	(1.2)	(1.4)
Swap (over-the-counter – CETIP)	Exchange Rate	January 2008	US$ (3.46%)	Pounds (-0,20%)	Santander / HSBC	7.6	0.2	0.1

							(5.5)	(7.1)

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The Company contracted swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rates.
The Company has counter operations of fixed-term contract, beginning on October 1, 2009. The amount of this contract, if canceled on December 31, 2008, would result in a cost of R$1.3 in the financial results.
Management believes that the results obtained with these derivative transactions are in line with the Risk Policy adopted by the Company.
e) Gains and losses on derivative financial instruments for equity protection
Gains and losses with derivative financial instruments have impacted net income and shareholders’ equity, as follows:

		Shareholders’
	Net Income	equity
Protection derivatives
Interest risk	—	(57.8)

Sub total	—	(57.8)

Trading derivatives
Exchange risks	7.5	1.6

Subtotal	7.5	1.6

Total	7.5	(56.2)

f) Composition of financial instruments balances by category — except derivatives – Consolidated

	2008				2007
	Loans and	Available	Held to		Loans and	Available	Held to
	receivable	for sale	maturity	Total	receivable	for sale	maturity	Total
Assets
Marketable securities	—	742.7	—	742.7	—	728.9	—	728.9
Trade accounts receivable and other receivables	1,419.1	—	—	1,419.1	815.8	—	—	815.8
Investments	—	—	2.4	2.4	—	—	1.0	1.0

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	2008				2007
	Loans and	Available	Held to		Loans and	Available	Held to
	receivable	for sale	maturity	Total	receivable	for sale	maturity	Total
Liabilities
Loans and financing in local currency	871.3	—	—	871.3	609.7	—	—	609.7
Loan and financing in foreign currency	3,232.9	—	—	3,232.9	1,638.7	—	—	1,638.7
Debentures	8.3	—	—	8.3	7.1	—	—	7.1

Total	(2,693.4)	742.7	2.4	(1,948.3)	(1,439.7)	728.9	1.0	(709.8)

g) Composition of financial instruments balances designated for cash flow hedge accounting
The Company made the formal designation of its derivative cash flows financial instruments to be accounted for using hedge accounting, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy risk management in taking the hedge, (iii) identification of the instrument, (iv) the covered transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of hedge.
Transactions for which the Company used hedge accounting are highly likely, their cash flow exposure could impact profit and loss and are highly effective in covering changes in fair value or cash flow attributable to the hedged itens, consistently with the originally documented risk in the Risk Policy.
Gain or losses of the part of the effective hedge have been recorded as a separate component of equity until settlement. The impacts recorded to equity are shown below:

Counterpart	Hedge instruments	Object of hedge	Asset	Liability	Asset	Liability	Equity
HSBC	Swap contract of US$45.0 (Asset 118.5%CDI /Liability 83%CDI + Exchange Variation of the Principal)	Debt of $45.0 contracted to 118.5% interest in CDI (BRL)	1.1	(19.9)	28.3	(47.4)	(0.2)

Santander	Swap contract of US$10.0 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of $10.0 contracted to Libor 3 months interest + overlibor 0.5%	23.4	(23.5)	320.6	(322.0)	(1.3)

Santander	Swap contract of US$20.0 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of $20.0 contracted with ING Bank to the Libor 3 months interest + 0.5% overlibor	46.9	(47.0)	641.8	(644.5)	(2.7)

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

Counterpart	Hedge instruments	Object of hedge	Asset	Liability	Asset	Liability	Equity
Santander	Swap contract of US$20.0 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of $20.0 contracted with ING Bank to the Libor 3 months interest + overlibor 0.5%	46.9	(47.0)	642.4	(645.1)	(2.6)

HSBC	Swap contract of US$30.0 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of $30.0 incurred to the Libor 6 months interest + overlibor 0.8%	70.9	(71.0)	513.1	(517.2)	(4.0)

HSBC	Swap contract of US$20.0 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of $20.0 incurred to the Libor 6 months interest + overlibor 0.8%	47.4	(47.5)	344.0	(346.8)	(2.7)

ABN Amro Bank	Swap contract US$75.0 (Asset Libor 6 months /Liability 4.06%)	Debt of $75.0 contracted at the Libor 6 months interest + overlibor 0.9%	—	—	957.7	(968.6)	(10.9)

Citibank	Swap contract of US$65.0 (Asset Libor 6 months +1.75%/ Liability 4.22%)	Debt of US$65.0 contracted at the Libor 6 months interest + overlibor 1.75%	—	—	712.1	(715.0)	(2.9)

Unibanco	Swap contract US$35.0 (Asset 7%p.y. / Liability 76%CDI )	Debt of $35.0 contracted to the interest rate of 7% pa. (USD)	2.7	(3.8)	23.0	(17.4)	6.6

Credit Suisse	Swap contract of US$50.0 (Asset Libor 3 months + overlibor 2.50% /Liability 92.5%CDI )	Debt of $50.0 contracted at the Libor 3 months interest + overlibor 2.50%	1.9	(3.5)	17.1	(31.2)	(12.5)

Credit Suisse	Swap contract of US$50.0 (Asset Libor 3 months + overlibor 4.50% /Liability 100%CDI )	Debt of $50.0 contracted at the Libor 3 months interest + 1.00% + overlibor Deposit contracted at the cost of 3.5% pa	0	(0.1)	26.7	(44.0)	(17.3)

Santander	Swap contract of US$20.0 (Asset Libor 6 months /Liability 3.82%)	Debt of $20.0 incurred to the Libor 6 months interest + overlibor1.45%	47.2	(47.2)	301.9	(304.9)	(2.9)

Santander	Swap contract of US$30.0 (Asset Libor 6 months /Liability 3.79%)	Debt of $30.0 incurred to the Libor 6 months interest + overlibor1.45%	70.8	(71.0)	454.5	(458.9)	(4.3)

TOTAL			359.2	(381.5)	4,983.2	(5,063.1)	(57.8)

The derivative financial instruments that do not meet the criteria required by CVM Resolution No. 566 for hedge accounting were recorded on the balance sheet at their fair value with the changes in the fair value recorded to income.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The Company does not have any transactions that were previously classified as hedges and no longer are classified as such. Thus there were no impacts to income for the year.
h) Determination of fair value of financial instruments
The estimated fair value of the financial instruments contracted by the Company was determined using available information and the appropriate methodologies for assessments. However, considerable judgment was required in interpreting market data to produce the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that would be effectively achieved at the date of settlement of the transactions.

	Carrying value	Fair value
Cash and cash equivalent	1,233.5	1,233.5
Investments	742.7	742.7
Trade accounts receivable	1,378.0	1,378.0
Loans and financing (debt)	(5,298.6)	(5,298.6)
Trade accounts receivable	(1,083.4)	(1,083.4)
Derivatives unrealized losses (Note 16d)	(67.5)	(67.5)

	(3,095.3)	(3,095.3)

i) Commodities risk management
In the normal course of its operations, the Company purchases commodities — mainly, corn, soy meal and live hogs, which are the main components of the Company’s costs.
The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by the offer in the domestic market and levels of demand in the international market, among other aspects.
The Risk Policy establishes limits for the protection of purchases of corn and soybean meal, in order to reduce the impact of increased prices of these raw materials. Derivative instruments can be used for that purpose or only the inventory management. Currently the Company relies only on its inventory management to protect itself from the risks associated with commodities.
As of and for the year ended December 31, 2008 the Company did not enter into any commodities derivatives.
j) Principal transactions and future commitments
The transactions for which the Company uses cash flow protection are from NDF operations, which sells up “forward” rate on a specific date in the future (maturity date) and whose liquidation amount is calculated by the difference between the “forward” rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The table below shows when payments are expected to occur:

	2008
	R$xUSD		R$xEUR		USDxEUR
Maturity	Notional	Average USD	Notional	Average EUR	Notional	Average EUR

December 2008	—	—	—	—	—	—
January 2009	45.0	2.16061	—	—	15.0	1,5675
February 2009	35.0	2.15554	5.0	2,91250	5.0	1,5678
March 2009	45.0	2.19724	5.0	2,70850	—	—
April 2009	22.5	2.15162	—	—	—	—
May 2009	30.0	2.20400	—	—	—	—
June 2009	10.0	1.94525	—	—	—	—

TOTAL	187.5	—	10.0	—	20.0	—

k) Guarantees
The Company has on the BM&F, CDB and Deposit Bank, used as collateral for transactions in future U.S. dollars contracts.
The composition of the collateral values is as follows:

Type	2008	2007
CDB	24.5	—

Bank guarantee	38.0	38.0

	62.5	38.0

l) Table of sensitivity analysis
The Company has loans and financing in foreign currency and derivative financial instruments to eliminate (or mitigate) risks incurred by exposure to foreign exchange.
The table below considers three scenarios, with the probable scenario being the one adopted by the Company.
The other scenarios were defined based on management’s expectations as to the changes in the exchange rate at the expiration date of the contracts subject to foreign exchange risks. The probable scenario refers to the results from the derivative operations using the US$ Dollar rates as of December 31, 2008.
In addition to the probable scenario, CVM Instruction No. 475 requires that two other scenarios are presented with the deterioration of 25% and 50% in the exchange rates. These scenarios are presented in accordance with the regulations of the CVM.
The Company considers only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges. Therefore, the sensitive analysis only includes variations in exchange rates.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

			Scenario (II)	Scenario (III)
		Probable	(deterioration of	(deterioration of
Operation	Risk	Scenario (I)	25%)	50%)

Future	Apreciation of R$	(2.2)	98.1	198.3
NDF	Depreciation of R$	(35.1)	(149.3)	(263.6)
SWAP	Apreciation of R$	43.5	184.9	324.5
Cash and Cash Equivalents indexed in foreign currency	Apreciation of US$	—	350.1	700.2
Debt in foreign currency	Apreciation of US$	—	(1.034.6)	(2,069.0)

Total		6.2	(550.8)	(1,109.6)

Premisse	Exchange rate	2,33(*)	2,91	3,50

(*)	Note 3z.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
17. FINANCIAL EXPENSES, NET

	2008	2007	2006

Expenses:
Interest expense	(288.0)	(193.7)	(172.5)
Exchange variation	(911.7)	145.9	48.5
Financial transactions tax (CPMF)	0.1	(33.1)	(28.7)
Expenses of public offer shares	—	(29.8)	(34.5)
Adjustment to present value (*)	2.9	—	—
Other expenses	(49.8)	(5.7)	(1.4)

	(1,246.5)	(116.4)	(188.6)

Income
Interest Income	83.5	104.8	70.9
Summer plan	—	—	20.7
Exchange variation	281.3	(12.0)	(13.6)
Earnings (losses) from translation of investments abroad	214.3	(84.0)	(23.7)
Adjustment to present value (*)	(1.2)	—	—
Other income	38.3	2.2	5.0

	616.2	11.0	59.3

Net financial expense	(630.3)	(105.4)	(129.3)

(*)	Note 3d.
Exchange variation represents foreign exchange gains (losses) on financial assets or liabilities, as the case may be.
18. REMUNERATION OF KEY MANAGEMENT PERSONNEL
Key management personnel include board members and directors, executive committee members and the chief of internal audit.
For the year ended December 31, 2008, the total remuneration paid by the Company to the Board of Directors (22 people) for their services was R$14.7 (R$10.2 as of December 31, 2007). Moreover, the directors were paid R$3.7 (R$2.8 as of December 31, 2007) as part of the profit sharing plan.
The amount of the profit sharing paid to each director in any year is mainly related to the Company’s net income and the assessment of performance done by the Board.
Company’s directors receive certain additional benefits generally granted to employees of companies and their relatives, such as medical care, educational expenses, development and complement of pension, among others. For the year ended December 31, 2008, the amount paid relating to benefits to directors was R$5.0 (R$4.0 as of December 31, 2007). The amount of the remuneration paid to directors (including salaries, profit participation and benefits) was R$20.9 (R$14.9 as of December 31, 2007).
Alternate members of the Board are paid for each Board meeting they attend and alternate members of the Fiscal Council, for each fiscal council meeting they attend.
The Company’s directors, executive officer and Fiscal Council members are not parties to employment contracts or other contracts providing for benefits upon termination. With respect to the directors, the benefits are those described above.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
When management and employees reach the age of 61, the Company ceases the contributions to their benefits.
19. INSURANCE (UNAUDITED)
The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risk adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

Insurance coverage	Type of risks	Coverage amount
PP&E and inventories	Fire, windstorm, lightning, breakage of machines, deterioration of refrigerated products, loss of profit and other risks	4,300.6
Domestic transportation	Road risk and carrier´s civil liabilities	Amount to be calculated based on the registered cargo
Civil liability	Third party claims	157.1
Credit risk	Default payments	35.6
20. MANAGEMENT AND EMPLOYEES PROFIT SHARING
The companies Perdigão S.A, Perdigão Agroindustrial, Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Avipal S.A. Alimentos entered into collective bargaining agreements with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.
Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.
21. SUPPLEMENTAL RETIREMENT PLAN
In April 1997, Perdigão — Sociedade de Previdência Privada (“PSPP”), (a private pension foundation sponsored by Perdigão Agroindustrial S.A.), began its activities, which are to provide supplemental retirement benefits for the employees. The PSPP is a defined contribution plan.
The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.
An independent actuary reviews the plan annually, and the most recent review was in December 2008.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	2008	2007
Number of employees — participants in the plan	16.1	17.6
Equity	128.1	132.9
Sponsor’s contributions:	6.1	5.9
Basic contribution	5.7	5.4
Past services	0.4	0.4
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the employer before the beginning of the plan	3.5	3.9
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	128.1	132.9
The contributions made by the employer not used for payment of benefits if the participant terminates the employment, will be accumulated to offset future contributions of the employer. The assets presented in the balance of the reversal funds of amounts R$3.1 (R$2.4 as of December 31, 2007) and was recorded as other assets.
Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota, whose actuarial obligations refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 44 participants is R$5.7 as of December 31, 2008. (41 participants and R$5.9 as of December 31, 2007).
Based on the independent actuarial report, the position of the PSPP defined benefit as of December 31, 2008, is as follows:

Assets and liabilities conciliation	2008	2007
Present value of the actuarial liabilities	(5.7)	(5.9)
Fair value of assets	6.9	7.2
Value of gain / losses, net	0.2	—

Value of (liabilities) / assets, net	1.4	1.3

Movement of actuarial (liabilities) assets, net	2008
Assets (liabilities) net to the plan on 12.31.2007	1.3
Revenue recognized in the income	0.1
Sponsor’s contribution	—

Assets (liabilities) net to the plan on 12.31.2008	1.4

Movement of actuarial liabilities	2008
Present value of the actuarial liabilities on 12.31.2007	(5.9)
Interests on actuarial liabilities	(0.6)
Benefits paid	0.7
Acturial gain / (loss)	0.1

Present value of the actuarial liabilities on 12.31.2008	(5.7)

Movement of the plan assets	2008
Fair value of assets on 12.31.2007	7.2
Expected return of plan	0.7

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

Movement of the plan assets	2008
Actuarial loss	(0.3)
Employees contribution in 2008	—
Benefits paid	(0.7)

Fair value of the plan assets on December 31, 2008	6.9

Realized expenses and revenues	2008
Interests cost	(0.6)
Expected return on the plan assets	0.7

Total	0.1

Expected expenses and revenues	2009
Interests cost	(0.6)
Expected return on the plan assets	0.7

Total	0.1

Actuarial assumptions	2008	2007
Economic assumptions
Discount rate	12.81% p.y.	10.24% p.y.
Expected rate of return on assets	11.04% p.y.	9.84% p.y.
Future wage growth	—	—
Inflation rate	5.00% p.y.	4.00% p.y.

Demographic assumptions
Mortality table	AT-1983	AT-1983
Mortality table of invalid	RRB 1983	RRB 1944
22. Leases
The Company is a party to tenant in several lease contracts, which can be classified between operating or financial lease.
(i) Operating leases
a) The Company has entered into various operating lease agreements,. Expenses with rents and leases in 2008 totaled R$64.3 (R$36.6 as of December 31, 2007) and future commitments can be summarized as follows:

2009	22.3
2010	16.6
2011	12.9
2012	9.3
2013	3.7

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

2014 and thereafter	13.1

77.9

(ii) Finance lease
a) Assets under finance lease contracts recognized as equipment and machinery are as follows:

	2008	2007

Cost	17.4	13.8
Accumulated depreciation (*)	(8.5)	(6.8)

Residual	8.9	7.0

(*)	The leased assets are depreciated at the rates described in the Note 10 for machinery and equipment.
b) The mandatory future minimum lease payments are segregated as follows:

2008
2009	2.3
2010	2.2
2011	1.5
2012	1.1
2013 and thereafter	0.6

7.7

23. OTHER OPERATING INCOME (EXPENSES)

	2008	2007	2006
Amortization of goodwill (1)	(153.0)	(21.4)	—
Penalties (2)	(62.6)	—	—
Other (3)	(46.3)	6.5	12.2

	(261.9)	(14.7)	12.2

(1)	Refers to the amortization of goodwill related to the acquired companies. From January 1, 2009 goodwill will no longer be amortized but rather tested for impairment test.

(2)	As mentioned in Note 1(h) and 1(i), income for the year was affected in other operating expenses by the termination fine and due to the closure of the contract with CCL and the provision for losses related to the CCPL contract.

(3)	The amount of other income (expenses) relates, substantially, to some idleness cost, write-off of property, plants and equipments and obsolescence of fixed assets that are not being used in the production process.
24.	SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

24.1	Description of differences between Brazilian and U.S. GAAP

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The Company’s accounting policies comply with Brazilian GAAP, which differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as described below:
The financial statements of the Company and of the subsidiaries have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the CVM, with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), which include the new provisions introduced, amended and revoked by Law No.11,638, dated December 28, 2007 and by Provisional Executive Act No. 449, dated December 3, 2008. Note 3 summarizes the principal accounting practices adopted by the Company.
In conformity with the provisions in CVM Resolution No. 565, dated December 17, 2008, which approved accounting statement CPC No. 13 — Initial Adoption of Law No. 11,638/07 and of Provisional Executive Act No. 449/08, and with a view to meet the requirements set forth in CVM Resolution No. 506/06, dated June 19, 2006, the Company has set the transition date for adoption of the new accounting practices as being January 1, 2008 as allowed by CPC 13, under paragraph 10.
The impact of the adoption of the new accounting standard provisions in the net income and the shareholders’ equity under Brazilian GAAP are discussed in more details in Note 2.
For the years ended on December 31, 2008 and 2007, the reconciliation of net income and shareholders’ equity under Brazilian GAAP to U.S. GAAP reflects the new accounting provisions by the initial adoption of Law No. 11,638/07. The Company has set the transition date as being January 1, 2008, as such, the net income reconciliation for the year ended December 31, 2007 does not reflect the new accounting provisions under Brazilian GAAP.
The Company has elected to use Brazilian GAAP financial statements as its primary financial statements. The Company’s accounting practices which differ significantly from U.S. GAAP are summarized below:
(a) Supplementary inflation restatements in 1996 and 1997
Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges and shareholders’ equity, and reported the net charge or credit in the income statements.
However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore, the financial information for purposes of U.S. GAAP for the two-year period ended December 31, 1997 included additional inflation restatement adjustments made by applying the IGP-M (General Price Index—Market) to those assets and shareholders’ equity.
For purposes of the U.S. GAAP reconciliation (set forth in Note 24.2), shareholders’ equity, at December 31, 2008 and 2007, has been increased due to the additional inflation restatement adjustments, net of depreciation, and net income has been adjusted for the resulting depreciation charges for the years ended December 31, 2008, 2007 and 2006.
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

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
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
(c) Pre-operating expenses and software development
Brazilian GAAP permitted until December 31, 2008, deferral of certain intangibles, pre-operating expenses and new system acquisition and installation costs, which are recorded at cost and amortized over a period from five to ten years.
For U.S. GAAP purposes, part of such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed. The capitalizable amounts, mainly related to the purchase and installation or development of software according to Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Development or Obtained for Internal Use", have been reclassified to property, plant and equipment and have been amortized for U.S. GAAP purposes over five years on a straight-line basis. In addition, certain charges treated as pre-operating costs under Brazilian GAAP are considered property, plant and equipment for U.S. GAAP.
Bellow is a summary of pre-operating expenses and software development subject to amortization under U.S. GAAP:

	2008	2007
Cost	60.0	60.0
Accumulated amortization	(38.6)	(31.3)

	21.4	28.7

(d) Capitalization of interest costs related to construction-in-progress
Under Brazilian GAAP, the CVM requires capitalization of interest costs during the construction, development, or acquisition period of qualified assets. Capitalized interest is depreciated over the respective useful lives of the productive assets. Capitalization is currently recorded with respect to loans directly related to the financing of the asset being constructed or developed. Capitalization normally includes foreign exchange losses.
Under U.S. GAAP, interest cost incurred during the period that assets are under construction must be included in the cost of such assets. SFAS No. 34, “Capitalization of Interest Cost” states that interest cost should be included as a component of the historical cost of (i) facilities for a company’s own use and (ii) assets intended for sale or lease that are constructed as separate and discrete projects. Foreign exchange losses are not subject to capitalization. Capitalized interest should be amortized over the life of the facilities.
(e) Derivatives and other financial instruments
On December 17, 2008, the CVM issued specific standards addressing accounting of financial derivative instruments, through the CVM Resolution No. 566, which allows the adoption of hedge accounting. The effects of the measurement of the transactions under this new standard, as allowed by CVM, was recorded directly in the shareholder’s equity. Management adopted the standard as of December 31, 2008 for the transaction within the scope.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
As a consequence of the new standard, under Brazilian GAAP hedge transactions are financial instruments used to protect exposure to risk or modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and they must be: (i) highly correlated to changes in its market value related to the market value of the item that s being protected, both at the beginning and over the life of the contract (effectiveness among 80% and 125%); (ii) must have documentary identification of the transaction which contains the risk subject to hedge, the risk management process and the methodology used in assessing the effectiveness of the hedge transaction; and (iii) considered effective in reducing the risk associated with exposure to be protected.
Under U.S. GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires that a company recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value with changes recognized in the statement of income.
If certain conditions are met, a derivative may be specifically designated as:
•	a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

•	a hedge of the exposure to the variable cash flows of a forecasted transaction; or

•	a hedge of the foreign currency exposure of a net investment in a foreign operation.
The accounting for changes in the fair value of a derivative (i.e., gains and losses) depends on the intended use of the derivative and the resulting designation. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions must be met in order to designate a derivative as a hedge. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge’s change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (ii) held in equity until the hedged item is recognized in income. If the hedge criteria are no longer met, the derivative instrument would then be accounted for as a trading instrument. If a derivative instrument designated as a hedge is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability.
For U.S. GAAP purposes the gains and losses with derivative financial instruments have been recorded in the income statement while for BR GAAP purposes these instruments have been recorded in the shareholders’ equity since CPC 13 — Initial Adoption of the Law No. 11,638 and Provisional Act No. 449/08, allowed the implementation of hedge accounting by the companies as long as the necessary documentation would be completed by December 31, 2008 and not necessarily at inception of the transaction.
(f) Marketable securities
As from January 1, 2008, under Brazilian GAAP, marketable securities were recorded at acquisition cost plus income earned and adjusted to market value, if lower, in the case a loss is considered to be other than temporary. From this date, it was allowed by CVM Resolution No. 566, the classification of the financial assets according to the purpose for which they were acquired being held-to-maturity, available for sale or trading. The Company’s securities are classified as available-for-sale. The available for sale financial assets are measured at fair

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains or losses, arising from the difference between the carrying amount and the fair value, are included directly in shareholders’ equity as other comprehensive income, until realized, net of tax.
Interest and monetary variation according to the amortized cost of assets, shall be recognized in the income statement under financial revenue on expenses.
After CVM Resolution No. 566 became effective, no Brazilian GAAP to U.S. GAAP difference exists. The difference in shareholders’ equity in 2007 due to GAAP difference related to that particular year is presented in note 24.2.2.
The following is a summary of the marketable securities:

	At December 31, 2008
		Gross
	Amortized	unrealized	Estimated
	cost	gains	fair value
Bank Deposit Certificate—CDB, denominated in reais	654.3	—	654.3
Capitalization security	0.3	—	0.3
Brazilian Treasury notes:
Fixed and floating income securities denominated in U.S. dollars	80.5	1.8	82.3

	735.1	1.8	736.9

Noncurrrent marketable securities	0.2	—	0.2

	At December 31, 2007
		Gross
	Amortized	unrealized	Estimated
	cost	gains	fair value
Bank Deposit Certificate—CDB, denominated in reais	663.9	—	663.9
Brazilian Treasury notes:
Fixed and floating income securities denominated in U.S. dollars	65.0	1.5	66.5

	728.9	1.5	730.4

Contractual maturities of marketable securities as of December 31, 2008 are as follows :

	Amortized	Estimated
	cost	fair value
Due in 2009	735.1	736.9
Due in 2010	—	—
Due till 2011	0.2	0.2

Total	735.3	737.1

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(g) Business combinations
Under Brazilian GAAP, goodwill generally arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized on a straight line basis over the remaining useful lives of the assets or up to ten years.
For U.S. GAAP, according to SFAS No. 141, “Business Combinations", goodwill arises from the difference between the price paid and the fair value of all assets and liabilities acquired, including any existing intangible assets. Additionally, SFAS No. 142, “Goodwill and Other Intangible Assets", requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. SFAS No. 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there is no impairment recorded for U.S. GAAP purposes. Management is making annual assessments of goodwill and certain other intangible assets deemed to have an indefinite useful life as required by SFAS No. 142.
The goodwill amortization recorded under Brazilian GAAP has been reversed for U.S. GAAP purposes in the reconciliations of net (loss) income and shareholders’ equity.
(i) Eleva, Plusfood and Cotochés acquisitions
In January 2008, the Company acquired Eleva Alimentos S.A., (Note 1c) for the total amount of R$1,720.1 and acquisition cost of R$3.0 million, totaling R$1,665.3, net of cash acquired of R$57.8. The amount is comprised of R$764.7, paid in cash to the former controlling and non-controlling shareholders and R$955.4 through a share exchange. For U.S. GAAP purposes the valuation of shares issued by the Company were based on the average market price considering two days before and two days after the acquisition was agreed to and announced, as a consequence shareholder’s equity increased by R$43.9 recorded for U.S. GAAP purposes.
As mentioned in Note 1d, in January 2008 the Company, through its subsidiary Perdigão Holland BV, acquired 100% of the representative shares of the Plusfood Groep BV for the amount of R$38.3, net of cash acquired of R$4.7. The net assets acquired corresponded to R$38.3.
As mentioned in Note 1b, in April 2008, the Company acquired through its wholly owned subsidiary Perdigão Agroindustrial S.A. 100% of the interest on Maroca e Russo e Comércio Ltda. (Cotochés), for the total amount of R$50.8, net of cash acquired. The net assets acquired corresponded to R$45.2.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of Eleva, Plusfood and Cotochés:

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	Eleva	Plusfood	Cotochés
Fair value increments:
Inventories	23.0	0.7	0.1
Property, plant and equipment	94.3	10.5	30.4
Trademark	714.2	5.7	12.7
Commercial distribution relationship	345.6	5.8	6.4
Derivatives	0.4	—	—
Suppliers relationship	189.4	—	4.9
Pre operating expenses	(12.2)	—	—
Current debt	(0.2)	—	—
Pension plan	—	3.7	—
Deferred tax liability	(460.5)	(6.7)	(18.5)

Adjustments to fair value	894.0	19.7	36.0
Net book value under U.S. GAAP of identifiable net assets before adjustments to fair value	257.4	18.6	9.2

Total net assets (liabilities)	1,151.4	38.3	45.2
Interest acquired	100%	100%	100%

Net assets acquired	1,151.4	38.3	45.2
Acquisition cost net of cash acquired	1,665.3	38.3	50.8

Goodwill recorded under U.S. GAAP	513.9	—	5.6

Following are the components of the U.S. GAAP adjustments in net (loss) income and shareholders’ equity related to such acquisitions as of and for the years ended December 31, 2008 :

	Eleva	Plusfood (*)	Cotochés
Differences in net (loss) income:
Reversal of goodwill amortization according to Brazilian GAAP	90.8	(1.4)	2.0
Realization of fair value adjustment to inventory (a)	(23.0)	(0.7)	(0.1)
Exchange rate variation over trademark	—	1.1	—
Amortization of suppliers relationship (e)	(100.2)	—	(3.7)
Commercial distributor relationship (d)	(52.4)	0.3	(0.5)
Pre operating expenses	8.8	—	—
Fair value adjustment to current debt (c)	0.2	—	—
Realization of derivatives	(0.4)	—	—
Realization of fair value adjustment to pension plan	—	1.2	—
Depreciation of fair value adjustment to property, plant and equipment (b)	(7.6)	1.0	(1.7)

Adjustment before income tax effect	(83.8)	1.5	(4.0)

	Eleva	Plusfood (*)	Cotochés
Difference in shareholders’ equity:
Reversal of goodwill recorded under Brazilian GAAP, net of amortization	(1,273.2)	(21.1)	(39.6)
Goodwill recorded under U.S. GAAP	513.9	—	5.6
Fair value adjustment to property, plant and equipment (b)	86.7	11.5	28.7
Trademarks (f)	714.2	6.8	12.7
Suppliers relationship (e)	89.2	—	1.2
Commercial distributor relationship (d)	293.2	6.1	5.9
Fair value adjustment to pension plan (Plusfood)	—	(6.3)	—

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	Eleva	Plusfood (*)	Cotochés
Pre operating expenses	(3.4)	—	—

Adjustment before income tax effect	420.6	(3.0)	14.5

(a)	The fair value adjustments to inventories from Plusfood, Eleva and Cotochés acquisitions were entirely realized during 2008, based on its turnover.

(b)	The fair value adjustments to property, plant and equipment are being depreciated over the remaining useful life of the assets, approximately 11.1%, 10,6%, 9,3% per year for Plusfood, Eleva and Cotochés, respectively.

(c)	The fair value adjustments to current debts was amortized over the remaining term of the related debt agreement.

(d)	The fair value adjustment to commercial distribution relationship is being amortized between 11% to 15% per year approximately.

(e)	The fair value adjustment to suppliers relationship is being amortized between 30% to 50% per year approximately.

(f)	The amounts of R$714.2, R$6.8 and R$12.7 for Eleva, Plusfood and Cotochés respectively were assigned to registered trademarks with undefined useful life subject to annual impairment test.

(*)	The adjustments recorded in Plusfood’s net loss and in shareholders’ equity include the exchange rate variation effects from Euro to Reais.
The deferred tax effects of the net (loss) income adjustments in 2008 related to the Eleva, Cotochés and Plusfood acquisitions of R$28.5, R$1.4 and R$(0.7) respectively are included in the reconciliation of the net income under “deferred tax effects of U.S. GAAP adjustments”. The deferred tax effects of the shareholder’s equity adjustments in 2008 related to Eleva, Cotochés and Plusfood acquisitions of R$(432.0), R$(17.2) and R$(4.6), respectively, are included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.
As of December 31, 2008, goodwill related to Eleva and Cotochés acquisitions are deductible for tax purposes.
(ii) Batávia acquisitions
As mentioned in Note 1(e), in November 2007 the Company acquired the remaining 49% of shares of Batávia for R$155.1, after the acquisition of 51% of the shares of the capital stock of this company in May 2006.
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
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	49%	51%
	acquisition	acquisition
	2007	2006
Fair value increments:
Inventories (a)	2.0	1.9
Property, plant and equipment (b)	89.6	95.5
Trademark (c)	120.5	45.2
Supplier relationship(c)	12.0	9.1
Commercial distributors relationship(c)	69.3	6.6
Non-current debt(d)	6.6	10.5
Deferred tax liability	(102.0)	(57.4)

Adjustments to fair value	198.0	111.4
Net book value under U.S. GAAP of identifiable net assets before adjustments to fair value	81.7	80.2

Total net assets	279.7	191.6
Interest acquired	49%	51%

Net assets acquired	137.1	97.7
Acquisition cost (net of other acquisition costs expensed under U.S. GAAP)	155.1	112.9
Cash acquired	—	2.6
Put option granted to minority shareholders’	(11.6)	17.4

Goodwill recorded under U.S. GAAP	6.4	35.2

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
As of December 31, 2008, goodwill related to the 51% and 49% acquisitions are deductible for tax purposes.
Following are the components of the U.S. GAAP adjustments in net (loss) income and shareholders’ equity related to such acquisitions as of and for the years ended December 31, 2008, 2007 and 2006:

	49% acquisition		51% acquisition
	2008	2007	2008	2007	2006
Differences in net (loss) income:
Reversal of goodwill amortization according to Brazilian GAAP	22.6	—	15.1	15.1	2.5
Other acquisition costs charged to expenses under U.S. GAAP	—	—	—	—	(0.5)
Realization of fair value adjustment to inventory (a)	—	(1.0)	—	—	(1.0)
Amortization of supply relationship (c)	(3.9)	(0.3)	—	(2.8)	(1.8)

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	49% acquisition		51% acquisition
	2008	2007	2008	2007	2006
Commercial distributor relationship (c)	(2.0)	(0.2)	(0.5)	(0.5)	(0.3)
Fair value adjustment to non-current debt (d)	(0.3)	—	(0.5)	(0.4)	(0.3)
Depreciation of fair value adjustment to property, plant and equipment (b)	(4.5)	(0.4)	(6.0)	(6.0)	(3.4)
Put option fair value (f)	—	10.5	—	—	—

Adjustment before income tax effect	11.9	8.6	8.1	5.4	(4.8)

	49% acquisition		51% acquisition
	2008	2007	2008	2007	2006
Difference in shareholders’ equity:
Reversal of goodwill recorded under Brazilian GAAP	(90.3)	(112.9)	(42.8)	(57.9)	(73.0)
Goodwill recorded under U.S. GAAP	6.4	6.4	13.1	13.1	34.5
Deferred tax benefit applied to reduce goodwill (e)	—	—	0.7	0.7	0.7
Fair value adjustment to property, plant and equipment (b)	40.1	44.6	34.3	40.3	45.2
Fair value adjustment to non-current debt (d)	2.9	3.2	4.2	4.7	5.1
Trademarks (c)	59.1	59.1	23.1	23.1	23.1
Supply relationship (c)	1.7	5.6	—	—	2.8
Commercial distributor relationship (c)	31.8	33.8	2.1	2.6	3.1
Put option	22.1	22.1	(22.1)	(22.1)	(22.1)

Adjustment before income tax effect	73.8	61.9	12.6	4.5	19.4

(a)	The fair value adjustments to inventories from the 49% and 51% acquisitions were entirely realized during December 2007 and June 2006, respectively, based on its turnover.

(b)	The fair value adjustments to property, plant and equipment are being depreciated over the remaining useful life (approximately 12 years) of the related assets.

(c)	Of the R$98.9 and R$31.1 acquired intangible assets in 2007 and 2006 respectively (49% and 51% of the identified intangibles), R$59.1 and R$23.1 was assigned to registered trademarks that are not subject to amortization. The remaining R$39.8 and R$8.7 of acquired intangible assets in 2007 and 2006, respectively, have a weighted-average useful life of approximately 9 years. The intangible assets that make up that amount include supply relationship of R$5.9 and R$5.3 (1.5-year weighted-average useful life) and commercial distributor relationship of R$33.9 and R$3.4 (16.9 and 7.5-year weighted-average useful life) in 2007 and 2006, respectively.

(d)	The fair value adjustments to long-term debt are being amortized over the remaining term of the related debt agreement.

(e)	Under Brazilian GAAP, the subsidiary Batavia reversed to income the valuation allowance of R$26.1 relating to the deferred tax asset on tax losses accumulated up to 2004. For U.S. GAAP purposes, SFAS No. 109, paragraph 30, provides guidance that if a valuation allowance is recognized for a deferred tax asset of an acquired entity’s deductible temporary differences or operating loss or tax credit carry forwards at the acquisition date, the tax benefits for those items that are subsequently recognized in the financial statements after the acquisition date shall be applied (i) first to reduce to zero any goodwill related to the acquisition, (ii) second to reduce to zero other non-current intangible assets related to the acquisition, and (iii) third to reduce income tax expense. For the acquisition of 51% of Batávia, the amount of R$26.1 was applied to reduce goodwill in 2007.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(f)	The amount of R$10.5 corresponds to the updating fair value of the put option from December 31, 2006 to November 30, 2007.
The deferred tax effects of the net income adjustments in 2008 related to the Batávia 49% and 51% acquisitions of R$(4.0) and R$(2.7), respectively, (R$(0.6) an R$(1.8) in 2007), are included in the reconciliation of net income under “deferred tax effects of U.S.GAAP adjustments”. The deferred tax effects of the shareholder’s equity adjustments in 2008 related to the Batávia 49% and 51% acquisitions of R$(53.7) and R$(32.7), respectively, R$(49.7) and R$(29.8) on December 31, 2007, are included in the reconciliation of shareholder’s equity under “deferred tax effects of U.S. GAAP adjustments”.
(iii) Unilever (margarine division), Paraíso Agroindustrial and Sino dos Alpes acquisitions
As mentioned in Notes 1(f), during 2007 the Company acquired the margarine business of Unilever (margarine business), 100% of the shares of Paraíso Agroindustrial S.A. and 100% of the shares of Sino dos Alpes Alimentos Ltda. Under U.S. GAAP, the Company has recorded such acquisitions based on the fair value of the assets acquired and liabilities assumed and has determined goodwill in accordance with the purchase accounting method.
The purchase price of these transactions was allocated as follows:

	Margarine	Paraíso	Sino dos
	business	Agroindustrial	Alpes
Fair value increments:
Property, plant and equipment	33.0	8.5	1.3
Trademark	32.2	—	—
Customer relationship	34.4	—	—
Deferred tax liability	(33.9)	(2.9)	(0.4)

Adjustments to fair value	65.7	5.6	0.9
Net book value under U.S. GAAP of identifiable net assets before adjustment to fair value	9.0	6.4	(5.0)

Total net assets (liabilities)	74.7	12.0	(4.1)
Interest acquired	100.0%	100.0%	100.0%

Net assets (liabilities) acquired	74.7	12.0	(4.1)
Acquisition cost	74.8	28.7	0.4

Goodwill recorded under U.S. GAAP	0.1	16.7	4.5

As of December 31, 2008, goodwill related to the margarine business and Paraíso Agroindustrial are deductible for tax purposes.
Following are the components of the U.S. GAAP adjustment in net income and shareholders’ equity related to such acquisitions as of and for the year ended December 31, 2008:

	Margarine	Paraíso	Sino dos
	business	Agroindustrial	Alpes
Differences in net (loss) income before income tax impact:
Reversal of goodwill amortization according to Brazilian GAAP	13.1	4.5	1.0

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	Margarine	Paraíso	Sino dos
	business	Agroindustrial	Alpes
Fair value depreciation of property, plant and equipment (a)	(3.2)	(0.8)	(0.1)
Fair value depreciation of customer relationship (c)	(4.3)	—	—

Adjustment before income tax effect	5.6	3.7	0.9

Differences in shareholders’ equity before income tax impact:
Reversal of goodwill recorded under Brazilian GAAP	(49.4)	(16.6)	(4.1)
Goodwill recorded under U.S. GAAP	0.1	16.7	4.5
Fair value adjustments to property, plant and equipment (a)	28.7	7.3	1.1

Fair value adjustment to trademarks (b)	32.2	—	—
Fair value adjustment to customer relationship (c)	28.6	—	—

Adjustment before income tax effect	40.2	7.4	1.5

Following are the components of the U.S. GAAP adjustment in net income and shareholders’ equity related to such acquisitions as of and for the year ended December 31, 2007:

	Margarine	Paraíso	Sino dos
	business	Agroindustrial	Alpes
Differences in net (loss) income before income tax impact:
Reversal of goodwill amortization according to Brazilian GAAP	3.3	1.2	0.3
Fair value depreciation of property, plant and equipment (a)	(1.1)	(0.4)	(0.1)
Fair value depreciation of customer relationship (c)	(1.4)	—	—

Adjustment before income tax effect	0.8	0.8	0.2

Differences in shareholders’ equity before income tax impact:
Reversal of goodwill recorded under Brazilian GAAP	(62.5)	(21.1)	(5.1)
Goodwill recorded under U.S. GAAP	0.1	16.7	4.5
Fair value adjustments to property, plant and equipment (a)	31.9	8.1	1.2

Fair value adjustment to trademarks (b)	32.2	—	—
Fair value adjustment to customer relationship (c)	32.9	—	—

Adjustment before income tax effect	34.6	3.7	0.6

(a)	The fair value adjustments to property, plant and equipment from the Margarine business, Paraíso Agroindustrial and Sino dos Alpes acquisitions are being depreciated over the remaining useful life (approximately 10 years) of the related assets.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

(b)	Of the acquired intangible assets of the Margarine business, trademarks are not subject to amortization.

(c)	The customer relationship acquired as intangible assets of the Margarine business acquisition has 8 years weighted-average useful life.
The deferred tax effects of net (loss) income adjustments related to the Margarine business, Paraíso Agroindustrial and Sino dos Alpes acquisitions of R$(1.9), R$(1.2) and R$0.1, respectively (R$(0.3), R$(0.3) and R$0.0 in 2007) are included in the reconciliation of net income under “deferred tax effects of U.S. GAAP”. The deferred tax effects of the shareholder’s equity adjustments related to Margarine business, Paraíso Agroindustrial and Sino dos Alpes acquisitions of R$(36.0), R$(4.3) and R$(0.4), respectively (R$(33.0), R$(2.9) and R$(0.4) as of December 31, 2007), are included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.
     (iv) Other acquisitions
As mentioned in note 1f during 2005 the Company acquired 100% of Mary Loize Indústria de Alimentos Ltda., Mary Loize Indústria e Comércio de Rações Ltda. (together renamed to Perdigão Agroindustrial Mato Grosso Ltda.) and Incubatório Paraíso Ltda.. Also, in 2001, the Company acquired 100% of Frigorífico Batávia S.A. (Incubatório Paraíso Ltda and Frigorífico Batávia S.A. were merged into Perdigão Agroindustrial S.A.). Under U.S. GAAP, the Company has recorded such acquisitions based on the fair value of the assets acquired and liabilities assumed and has determined goodwill in accordance with the purchase accounting method. Goodwill amortization recorded under Brazilian GAAP has been reversed under U.S. GAAP.
     (v) Pro forma information (UNAUDITED)
The following unaudited pro forma financial information presents the pro forma results of operations under Brazilian GAAP of Perdigão and the acquired companies as if the acquisitions which occurred in 2008 had occurred at the beginning of 2008 and 2007. The pro forma adjustment is related to the amortization of goodwill. This unaudited pro forma financial information is presented for comparative purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition occurred at the beginning of each year or future results.

Amounts Under Brazilian GAAP	2008	2007
Net sales	11,430.7	9,439.4
Operating (loss) income	(135.9)	394.0
Net income	53.6	279.0
Basic and diluted earnings per share (1) in R$	0.26	1.50

(1)	Shares issued in the computation of earnings per share are shares outstanding at December 31, 2008 and 2007 of 206,528 thousand and 185,527 thousand, respectively.
The amounts set forth in the table above for the year ended December 31, 2007 include net sales of R$2,290.4 ,operating income of R$38.2 and net income of R$5.0 of Eleva Alimentos S.A., which the Company acquired on January 2, 2008.
(i) Expenses of public offering of shares

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
Under Brazilian GAAP, the costs associated with the public offering of the common shares, in the amount of R$19.6 were charged to financial expenses in 2007. In 2006, R$22.7 related to the public offering which occurred in October 2006, were charged to financial expenses.
Under U.S. GAAP, share issue costs are generally considered to be a reduction of the related proceeds from the issuance.
In 2008, based on CVM Resolution No. 556, Brazilian GAAP became the same as U.S. GAAP.
(j) Minority interest
Minority interest corresponds to the portion of equity and net income attributable to shareholders’ other than the Company.
As detailed in Note 1, the subsidiary Batávia S.A. was not wholly owned by the Company in 2006 and therefore the U.S. GAAP adjustments identified for such subsidiary were allocated to their respective minority shareholders based on their participation. Minority interest also included in 2006 the redemption value of the put option granted to the minority shareholders of Batávia in 2006.
(k) FIN 48 accounting for uncertainty in income taxes
On January 1, 2007, Perdigão adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes — An Interpretation of SFAS No. 109” for purposes of reconciling to U.S. GAAP . FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Description	2008	2007
Balance as of January	13.4	15.2
Addition of tax positions related to current year	2.0	0.2
Expiration of statue of limitations	—	(2.0)

Balance as of December	15.4	13.4

If recognized, the unrecognized tax benefits as of each year end would not affect the annual effective tax rate.
The total amount of unrecognized tax benefits could be changed, however, an estimate of the change cannot be made at this time because it depends on the final decision from the taxing authorities.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The Company has accrued interest and penalties in the amount of R$1.8 and R$30.4 as of December 31, 2008 and 2007, respectively. The Company recorded interest related unrecognized tax benefits in the amount of R$1.5 in each 2008 and 2007. In addition, as mentioned in note 14, the Company received a favorable decision from the Administrative Court in 2008 reducing its penalties by R$30.1. The Company recognizes interest related to unrecognized tax benefits in interest expenses and penalties in financial expenses.
The Company and its subsidiaries file income tax returns in Brazil and various foreign jurisdictions. The table below shows the open tax years for which the Company is subject to income tax examinations by the relevant tax authorities:

Open tax
years
Brazil	2004-2008
Netherlands	2001-2008
U.K.	2004-2008
Italy	2004-2008
Others	2004-2008
(l) Tax loss carryforwards
As of December 31, 2008, the Company and its Brazilian subsidiaries have tax loss carryforwards of R$1,682.5 which are available to offset future taxable income over an indefinite period.
(m) Fair value measurements — SFAS No. 157
Effective January 1, 2008, we adopted SFAS No. 157. There was no adjustment as a result of our adoption of SFAS No. 157, the statement provides for the following:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;

•	Requires consideration of our nonperformance risk when valuing liabilities; and

•	Expands disclosures about instruments measured at fair value.
The three-level valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:
•	Level 1 — Quoted prices for identical instruments in active markets;

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable: and

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
•	Level 3 — Instruments whose significant inputs are unobservable.
Following is a description of the valuation methodologies we used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Available for sale financial assets
We classify our financial assets, Brazilian Treasury Notes, within Level 1 of the valuation hierarchy where quoted prices are available in an active market; such items were valued at fair value because they are within the scope of SFAS No. 115, available for sale category.
Derivatives
The majority of Company’s derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency. We classified these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swaps and foreign currency derivatives and were valued at fair value because they are within scope of SFAS No. 133.
SFAS No. 157 requires that the valuation of derivative liabilities must take into account the company’s own nonperformance risk. The Company’s derivative liability valuation methodology considers its own nonperformance risk, although there was a global deterioration in the credit markets, the Company concluded that there is a low risk of nonperformance as of December 31, 2008.
The following table summarizes the financial instruments measured at fair value on a recurring basis:

	Fair value measurement on a recurring basis
	at December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Bank deposit certificate-CDB		654.5		654.5
Capitalization security			0.3	0.3
Brazilian treasury notes	82.3	—	—	82.3

Liabilities
Derivatives
Interest rate and foreign currency swaps	—	(67.5)	—	(67.5)

Total	82.3	587.0	0.3	669.6

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(n) Adjustment to present value (Law No. 11.638/07)
As mentioned in the note 2, under Brazilian GAAP, in accordance with “CPC 12 — Adjustment to Present Value” the Company recognized the adjustment to present value on the significant amounts of current and non-current trade accounts receivable, other assets and trade accounts payable.
Under U.S. GAAP, the adjustment to present value is not intended to apply to receivables and payables arising from transactions with customers or suppliers in the normal course of business which are due in customary trade terms not exceeding approximately one year. Therefore, the reconciliation to U.S. GAAP presents a reversal of adjustments to present value for the current portion of receivables and payables.
(o) Pension plan
(i) PSPP pension plan
As mentioned in Note 21, PSPP is primarily a defined contribution plan, however it has a defined benefit quota, whose actuarial obligations of which refer to the present value of future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date.
(ii) Plusfood pension plan
The pension plan for the Company’s whole subsidiary Plusfood Group BV (“Plusfood”) is a plan established in the Netherlands and is regulated under Dutch law. Under Brazilian GAAP, the plan has a limited actuarial risk and it is allowed to be classified as a defined contribution plan. Under U.S. GAAP, the plan is considered a defined benefit plan in nature, since it is a promise to pay future retirement benefits in an amount specified by a plan formula that depends on factors such as age, years of service and compensation. Therefore, actuarial risk is still present and U.S. GAAP accounting rules for defined benefit plan are applicable.
The plan is a funded plan of the defined benefit type, providing retirement benefits based on career average salary.
Based on the report independent actuarial report, the funded status and amounts recorded in our U.S. GAAP condensed balance sheets and statements of operations as of and for the year ended December 31, 2008 for PSPP and Plusfood pension plans are as follow:

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	PSPP	Plusfood
Change in project benefit obligation
At beginning of the year	5.9	44.2
Service cost	—	1.5
Interest cost	0.6	3.0
Employee contributions	—	0.8
Benefits paid	(0.7)	(0.7)
Actual expenses, taxes and premiums paid	—	(0.1)
Actuarial gain	(0.1)	(3.2)
Effect of exchange rate changes	—	10.7

Project benefit obligation at the end of the year	5.7	56.2

Change in plan assets
Fair value of plan assets
At beginning of the year	7.2	42.8
Employer contributions	—	1.2
Employee contributions	—	0.8
Benefits paid	(0.7)	(0.7)
Actual expenses, taxes and premiums paid	—	(0.1)
Actual return on plan assets	0.4	(10.7)
Effect of exchange rate changes	—	10.2

Fair value of plan assets at the end of the year	6.9	43.5

Accrued pension cost asset (liability)
Funded status, excess (shortfall) over project benefit obligation	1.2	(12.7)
Current asset	1.2	—
Noncurrent liability (*)	—	(12.7)

(*) Assets exceed the present value of expected benefit payment in the next year, therefore all liabilities are classified as noncurrent

Amounts recognized in accumulated other comprehensive (loss) income
Net loss	0.1	11.2

Components of net periodic pension cost
Service cost	—	1.5
Interest cost	0.6	3.0
Amortization of net transition asset	(0.1)	—
Expected return on plan assets	(0.7)	(3.6)

Net periodic pension cost	(0.2)	0.9

For Plusfood and PSPP pension plan, the estimated net loss for the benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the year 2009 is R$0.4 and R$0,1, respectively.
The key financial assumptions used are summarized below:

	PSPP	Plusfood
Used to determine benefit obligation
Discount rate	12.8%	5.5%
Underlying consumer price inflation	5.0%	1.9%
Rate of future compensation increases	—	2.0%
Rate of pension increases	—	1.2%
Long term rate of return on plan assets	11.0%	6.1%

Used to determine net periodic pension cost
Discount rate	12.8%	5.5%
Underlying consumer price inflation	5.0%	1.9%
Rate of future compensation increases	—	2.0%
Rate of pension increases	—	1.2%
Long term rate of return on plan assets	11.0%	6.7%
In determining the expected long term rate of return on plan assets, it is considered the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
Percentage of plan assets invested in asset by category at end of year

	PSPP	Plusfood
Asset category
Fixed income	83.1%	—
Equity securities	16.9%	27.3%
Corporate bonds	—	71.8%
Real estate / property		0.9%

Total	100.0%	100.0%

Target asset allocation reflects its investments strategy of maximizing the rate of return on plan assets to outperform the required rate of return of the pension liabilities, within an appropriate level of risk. The portfolios are rebalanced to plus or minus five percent of the target asset allocation ranges on a yearly basis.
The pension plan weighted average asset allocation is based on the fair value of the assets of Plusfood B.V.
Employer contributions
Plusfood B.V. expects to contribute R$1.2 to its pension plan in 2009.

	PSPP	Plusfood
Estimated future benefit payment
2009	0.5	0.8
2010	0.5	0.9
2011	0.5	1.1
2012	0.5	1.2
2013	0.5	1.3
2014-2018	1.9	8.9
Effects in the U.S. GAAP reconciliation are as follow:

	PSPP	Plusfood	Total
Funded status of pension plan — Brazilian GAAP	1.4	(6.4)	(5.0)
Funded status of pension plan — U.S. GAAP	1.2	(12.7)	(11.5)

Difference	(0.2)	(6.3)	(6.5)

U.S. GAAP difference at the acquisition	—	3.7	3.7
Effect in other comprehensive income	(0.3)	(11.2)	(11.5)
Effect in income	0.1	1.2	1.3
Effect in shareholders’ equity	(0.2)	(6.3)	(6.5)
Plusfood amounts are included under “Business Combination” in the income and shareholders’ equity reconciliation.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(p) Handling cost
Under Brazilian GAAP, handling costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses at the time the goods are shipped and revenue is recognized.
Under U.S. GAAP, handling costs are recognized as an expense in the period in which they incurred.
(q) Classification of income statements line items
Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP.
The Company has reclassified its income statements under Brazilian GAAP to present a condensed income statement in accordance with U.S. GAAP (Note 24.4.2).
The reclassifications are summarized as follows:
•	Interest income and interest expense, together with other financial charges, are displayed within operating income in the income statements presented in accordance with Brazilian GAAP. These amounts have been reclassified to non-operating income and expenses in the condensed income statement in accordance with U.S. GAAP.

•	Under Brazilian GAAP, the idleness costs are classified as other operating expense. Under U.S. GAAP, idleness costs are classified as cost of sales.

•	Employee and management profit sharing expenses have been classified after non-operating expenses in the consolidated income statements in accordance with Brazilian GAAP. These amounts have been reclassified to operating expenses in the condensed consolidated income statement in accordance with U.S. GAAP.

•	The net income differences between Brazilian GAAP and U.S. GAAP (Note 24.2.1), have been incorporated in the condensed income statement in accordance with U.S. GAAP.
(r) Classification of balance sheet line items
The Company has reclassified its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 24.4.1) as follows:
•	Certain pre-operating expenses have been reclassified to property, plant and equipment, according to their nature.

•	Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or according to the expected reversal date of the temporary differences if they are not related to an asset or liability for financial reporting. All current deferred tax assets and liabilities are offset

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
and presented as a single amount and all non-current deferred tax assets and liabilities are offset and presented as a single amount for a particular tax-paying component of the Company and within a particular tax jurisdiction.

•	Judicial deposits have been reclassified from provision for contingencies, in non-current liabilities, to other assets, in non-current assets.
(s) Different classification on the statements of cash flows
In the statements of cash flows, the effects of exchange rate changes on cash and cash equivalents denominated in foreign currencies, amounted to R$77.0, R$(37.3) and R$(33.4) in 2008, 2007 and 2006, respectively, and have been included as operating cash flow. Under U.S. GAAP, these effects should be segregated as a specific line item on the cash flow statement and would not affect the operating, investing or financing activities.
Additionally, interest paid on loans is recorded under Brazilian GAAP as a financing activity while under U.S. GAAP interest paid is classified as an operating activity. Interest paid amounted to R$174.3, R$139.4 and R$138.9 in 2008, 2007 and 2006, respectively. Considering the above-mentioned reclassifications in the cash flows, in accordance with U.S. GAAP the net cash provided by operating activities would have been R$734.4, R$235.3 and R$97.5, the net cash used in investing activities would not change and the net cash provided by financing activities would have been R$1,292.7, R$1,404.6 and R$936.0 for the year ended December 31, 2008, 2007 and 2006, respectively.
24.2 Reconciliation of differences between Brazilian GAAP and U.S. GAAP
Net income and shareholders’ equity adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP are as follows:
24.2.1 Net (loss) income

	Note		2008	2007	2006
Net income under Brazilian GAAP as reported in the accompanying consolidated financial statements			54.4	321.3	117.3
Different criteria for:
Depreciation of inflation restatement adjustments of 1996 and 1997	24.1	(a)	(1.7)	(2.5)	(4.1)
Reversal of depreciation on property, plant and equipment revaluation	24.1	(b)	0.9	1.6	0.5
Net reversal of deferred charges – non-allowable deferred charges	24.1	(c)	(66.0)	(30.7)	8.7
Capitalization (reversal) of financial costs during construction-in-progress, net of depreciation	24.1	(d)	—	(0.2)	—
Gains (losses) on derivatives based on fair value	24.1	(e)	(57.7)	2.5	(0.6)
Adjustment to present value (Law n°11,638/07)	24.1	(n)	(6.5)	—	—
Adjustment to present value (APB No. 21)	24.1	(n)	7.0	—	—
Business combinations:
Eleva	24.1	(g)	(83.8)	—	—
Plusfood	24.1	(g)	1.5	—	—

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	Note		2008	2007	2006
Cotochés	24.1	(g)	(4.0)	—	—
Batávia – 51%	24.1	(g)	8.1	5.4	(4.8)
Batávia – 49%	24.1	(g)	11.9	8.6	—
Margarine	24.1	(g)	5.6	0.8	—
Paraíso Agroindustrial	24.1	(g)	3.6	0.8	—
Sino dos Alpes	24.1	(g)	0.9	0.2	—
Other acquisitions	24.1	(g)	1.2	1.2	3.2
Expenses incurred in the public offering of common shares (net of tax of R$10.1 and R$11.7 in 2007 and 2006, respectively)	24.1	(i)	—	19.6	22.7
Securities available-for-sale	24.1	(f)	0.1	—	—
Adjustment from pension plan	24.1	(o)	0.1	—	—
Handling costs	2.4.1	(p)	(41.4)	—	—
Minority interest on U.S. GAAP adjustments	24.1	(j)	—	2.6	(0.2)
Capital lease adjustment			0.5	—	—
Reversal of Batávia’s valuation allowance	24.1	(g)	—	(26.1)	—
Deferred tax effects of U.S. GAAP adjustments			75.6	7.9	(0.9)

Net income (loss) under U.S. GAAP			(89.7)	313.0	141.8

Basic and diluted (loss) earnings per share under U.S. GAAP			(0.44)	1.87	0.99
Basic and diluted (loss) earnings per ADS under U.S. GAAP			(0.88)	3.74	1.97
Average outstanding shares under U.S. GAAP (thousands)			204,778	167,194	138,860
Average outstanding ADSs under U.S. GAAP (thousands)			102,389	83,597	69,430
24.2.2 Shareholders’ Equity

	Note		2008	2007
Shareholders’ equity under Brazilian GAAP as reported in the accompanying consolidated financial statements			4,110.6	3,226.0
Different criteria for:
Inflation restatement adjustments in1996 and 1997	24.1	(a)	31.9	33.5
Reversal of property, plant and equipment revaluation, net of depreciation	24.1	(b)	(32.7)	(33.6)
Net reversal of deferred charges—non-allowable deferred charges	24.1	(c)	(150.6)	(84.6)
Capitalization (reversal) of financial costs during construction in progress, net of depreciation	24.1	(d)	(3.4)	(3.3)
Gain (losses) on derivatives based on fair value	24.1	(e)	—	1.5
Adjustment to present value (Law n°11,638/07)	24.1	(n)	(1.1)	—
Adjustment to present value (APB No. 21)	24.1	(n)	7.0
Business combinations:
Eleva	24.1	(g)	420.6	—
Plusfood	24.1	(g)	(3.0)	—
Cotochés	24.1	(g)	14.5	—
Batávia – 51%	24.1	(g)	12.6	4.5

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)

	Note		2008	2007
Batávia – 49%	24.1	(g)	73.8	61.9
Margarine	24.1	(g)	40.2	34.6
Paraíso Agroindustrial	24.1	(g)	7.3	3.7
Sino dos Alpes	24.1	(g)	1.6	0.6
Other acquisitions	24.1	(g)	19.1	17.8
Unrealized gains on securities available-for-sale	24.1	(f)	—	1.5
Pension plan	24.1	(o)	(0.2)	—
Handling costs	24.1	(p)	(41.4)
Minority interest on U.S. GAAP adjustments	24.1	(j)	—	—
Reversal of Batávia’s deferred tax valuation allowance	24.1	(g)	—	(26.1)
Deferred tax effects of U.S. GAAP adjustments			(533.4)	(79.0)

Shareholders’ equity under U.S. GAAP			3,973.4	3,159.0

24.3 Additional disclosures required by U.S. GAAP
24.3.1 Termination benefits
The Company is required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS — Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded on an accrual basis.
Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account (40% to the employee and 10% to the Government), for the period such employee worked for the Company. The total termination compensation paid in the years ended December 31, 2008, 2007 and 2006 was R$11.3, R$9.0 and R$7.4, respectively.
24.3.2 Business segment disclosures
Currently, under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.
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
The following tables present information about the Company’s reportable segments according to Brazilian GAAP as used by the chief operating decision maker:

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
Net sales:

	2008	2007	2006
Domestic Market
Poultry	414.9	178.4	189.6
Pork/Beef	155.2	52.6	56.6
Processed products	3,997.5	2,849.1	2,276.7
Milk	1,475.9	188.6	101.0
Other	380.5	213.6	169.1

	6,423.8	3,482.3	2,793.0

Exports
Poultry	3,000.1	1,858.2	1,326.7
Pork/Beef	817.3	528.4	568.4
Milk	106.8	—	—
Processed products	1,045.0	764.4	521.6
Other	—	—	—

	4,969.2	3,151.0	2,416.7

	11,393.0	6,633.4	5,209.7

Operational income before financial expenses and other:

	2008	2007	2006
Domestic market	302.0	262.3	160.2
Exports	406.5	241.6	31.2

	708.5	503.9	191.4

The following table presents export net sales by geographic region:

	2008	2007	2006
Europe	1,103.2	905.6	666.8
Far East	1,137.9	795.1	619.4
Middle East	1,272.1	721.6	509.7
Eurasia (including Russia)	725.5	501.3	433.0
Americas / Africa / and others	730.5	227.4	187.8

	4,969.2	3,151.0	2,416.7

24.3.4 Intangible assets
Following is a summary of the Company’s intangible assets under U.S. GAAP:

	2008	2007
Trademarks (a)	848.1	114.3
Supplier relationship (c)	204.8	8.7
Customer relationship (b)	393.4	34.4
Commercial distributor relationship	37.3	37.1

	1,483.6	194.5
Accumulated amortization	(176.9)	(5.2)

	1,306.7	189.3

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
(a)	This increase in 2008 resulted mainly from the Eleva acquisition which corresponds to 84.2% of the outstanding amount.
(b)	The amount relates to the fair market value of customer relationship of Eleva acquisition which corresponds to 87.8% of the outstanding amount.
(c)	The increase in 2008 resulted from Eleva’s acquisition which corresponds to 92.5% of the outstanding amount.
The amortization expense for intangible assets amounted to R$176.9, R$5.2 and R$2.1 in 2008, 2007 and 2006, respectively. Trademarks have indetermined useful life and are subject to impairment test annually.
The following table summarizes as of December 31, 2008, the estimated aggregate amortization expense for each of the five succeding fiscal years:

2009	125.6
2010	87.1
2011	60.2
2012	60.2
2013	60.1
2014 onwards	65.4

Total intangible assets with defined useful life	458.6

Trademarks (indefinite useful life, not subject to amortization, annually tested for impairment)	848.1

Total intangible assets	1,306.7

24.3.5 Comprehensive (loss) income
Curently, Brazilian GAAP does not recognize the concept of comprehensive income.
Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) items that include charges or credits directly to equity which are not the result of transactions with owners. For Perdigão, the components of other comprehensive income (loos) are the unrealized gains on available for sale securities and pension plan reserves, net of tax
See the statement of comprehensive (loss) income in Note 24.4.3.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
24.3.6 Earnings (losses) per Share
Currently, under Brazilian GAAP, disclosure of earnings (losses) per share is computed based on the number of shares outstanding at the end of the period.
Under U.S. GAAP, in accordance with SFAS No. 128, “Earnings per Share”, the earnings (losses) per share disclosure in the income statements is required for public companies. A dual presentation is required: basic earnings (losses) per share and diluted earnings (losses) per share. Computation of earnings (losses) per share data is based on the weighted average number of shares outstanding during each period presented. During the periods presented there are no common stock equivalents. Earnings per share includes, in 2006, an adjustment to net income related to changes in the carrying value of the put option granted to minority shareholders of Batávia. Such changes in redemption value are treated as a deemed dividend. The effects of certain transactions, such as share splits and share dividends, are reflected retroactively.
24.3.7 U.S. GAAP adjustments relating to investment accounted for using the equity method
Under Brazilian GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s principal investment accounted for using proportional consolidation is UP Alimentos Ltda which was created on August 1, 2007.
Under U.S. GAAP, proportional consolidation is not allowed. This is a presentational difference only and does not affect net income or shareholders’ equity as determined under U.S. GAAP. For U.S. GAAP reconciliation purposes, investments with voting participation of more than 20% and less than 50% have been accounted for by the equity method for 2008 and 2007 presentation. Joint ventures are usually accounted for following the equity method of accounting. The effects of the adjustments relating to investment in UP Alimentos Ltda. accounted for using the equity method in 2008 were a reduction of R$10.5 in current assets (R$1.4 in 2007) and also a reduction of R$5.1 in current liabilities (R$1.4 in 2007); a reduction of R$35.8 in net sales (R$0.7 in 2007) and a reduction of R$21.3 in gross profit (R$0.4 in 2007).
24.3.8 Long-lived assets
Under accounting practices adopted in Brazil, impairment was recognized on long-lived assets, such as property, plant and equipment, if the expected net cash flows generated by the respective asset is not sufficient to cover its carrying amount. As from January 1, 2008, with the first adoption of Law No. 11,638, under CPC 01 Reduction of the Recoverable Value of the Assets, approved by CVM Resolution No. 527, dated November 01, 2007, the Company and its subsidiary periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. Impairment is recognized on long-lived assets, such as property, plant and equipment, intangible assets and deferred assets, if the expected discounted operating cash flows generated by the respective asset is not sufficient to recover its carrying amount. Under U.S. GAAP, the Company evaluate long-lived assets for impairment using the criteria set forth in SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of”. In accordance with this Standard, the Company and its subsidiary periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
The Company has performed a review of its long-lived assets including property, plant and equipment, indefinite-lived intangible asset including trademarks and concluded that the recognition of an impairment charge was not required. The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Company has historically achieved. There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the trademarks.
Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows until January 1, 2008, date of the first adoption of Law No. 11,638/07. As from this date, under CPC 01 — Reduction of the Recoverable Value of the Assets, approved by CVM Resolution No. 527, dated November 01, 2007, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit by expected discounted operating cash flows generated by the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.
Under U.S. GAAP, pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the book value, impairment is recognized. The Company performed an impairment test for goodwill under U.S. GAAP and determined that the recognition of an impairment loss was not required. The fair values of the reporting units were estimated using the present value of future cash flows. The Company performed its impairment testing as of December 31, 2008.
24.3.9 Recently issued accounting pronouncements under U.S. GAAP
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of adopting Statement 167 on its financial position and results of operations.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the impact of adopting Statement 166 on its financial position and results of operations.
In May 2009 the FASB issued SFAS No. 165, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. The Company is currently evaluating the impact of adopting Statement 165 on its financial position and results of operations.
In April 2009, the FASB issued three related FSPs to clarify the application of FASB Statement No. 157 to fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The final Staff Positions are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, if all three Staff Positions or both the fair-value measurements and other-than-temporary impairment Staff Positions are adopted simultaneously. These are FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly”, FSP No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” and FSP No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”
FASB Staff Position No. FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under FASB Statement No.157 in the current economic environment and re-emphasizes that the objective of a fair-value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in that Statement as quoted prices for an identical asset or liability in an active market.  It provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with “normal” market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions.  FSP No. FAS 115-2 provides guidance to companies which must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g. by major security types) in annual and interim periods.

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
FASB Staff Position FAS No. 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance.   Equity securities are not subject to the Staff Position’s requirements on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of FASB Statement No.115 and FASB Staff Positions FAS 115-1 and FAS 124-1.
FASB Staff Position FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of FASB Statement 107 in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also add a requirement for discussion of changes, if any, in the method used and significant assumption made during the period.
The Company is in process of evaluating the impact, if any, of applying these provisions on its disclosures.
In December 2008, the FASB issued (FSP) No.132(R)-1, which amends SFAS 132(R) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets and (d) Significant Concentrations of Risk. This FSP is effective for annual statements beginning with 2009; the Company’s consolidated financial statements will be impacted only by additional disclosures. The Company is currently evaluating the impact of adopting FASB 132(R) on its financial position and results of operations.
In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No.08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which was issued to clarify how the application of equity method accounting will be affected by SFAS No.141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This issue is effective January 1, 2009, and will be applied prospectively. The Company is currently evaluating the impact of adopting EITF 08-6 on its financial position and results of operations.
In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”.  Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.
In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (Statement 160). Statements 141R and 160

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
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
The adoption of Statement 160 is not expected to impact its financial position and results of operations. The Company is currently evaluating the impact of adopting Statement 141(R) on its financial position and results of operations.
24.3.10 Recently adopted accounting pronouncements under U.S. GAAP
On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of Statement 157 to the initial measurement of intangible assets acquired in business combinations during 2008 that have been recognized at fair value for the year ended December 31, 2008.
In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.
In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The Company has disclosed net periodic benefit cost in Note 16. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.
24.4 U.S. GAAP condensed financial information
Based on the reconciling items and discussion above, the Company´s consolidated balance sheets, income statements and statements of changes in shareholders´ equity have been recast in condensed format and in accordance with U.S. GAAP, as follows:

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
24.4.1 Condensed balance sheets under U.S. GAAP

	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	1,233.4	1,108.0
Marketable securities	736.9	665.6
Trade accounts receivable, net	1,385.7	803.1
Inventories	1,688.3	864.7
Deferred tax asset	149.1	35.3
Other assets	790.4	289.5

	5,983.8	3,766.2

Non-Current Assets:
Marketable securities	0.2	64.8
Other assets	305.8	126.5
Intangible assets	1,306.7	189.3
Property, plant and equipment	3,176.3	2,294.7
Investment	6.5	—
Goodwill	575.2	54.2

	5,370.6	2,729.5

Total Assets	11,354.4	6,495.7

	2008	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	1,575.9	1,044.7
Derivative financial instruments	67.5	5.5
Trade accounts payable	1,088.2	574.5
Other liabilities	349.6	313.6

	3,081.2	1,938.3

Non-current Liabilities:
Long-term debt	3,715.5	1,206.2
Provision for contingencies	217.4	106.2
Deferred tax liability	305.8	30.2
Other	60.4	55.8

	4,299.1	1,398.4

Total Liabilities	7,379.7	3,336.7

Minority Interest	0.7	—

Shareholders’ Equity	3,973.4	3,159.0

Total Liabilities, Minority Interest and Shareholders’ Equity	11,354.4	6,495.7

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
24.4.2 Condensed income statements under U.S. GAAP

	2008	2007	2006

Net sales	11,357.2	6,632.7	5,209.8
Cost of sales	(8,840.2)	(4,811.5)	(3,878.1)

Gross profit	2,517.0	1,821.2	1,331.7

Operating expenses:
Selling, general and administrative expenses	(2,136.5)	(1,401.3)	(1,157.5)
Other operating expenses, net	(76.0)	17.2	21.7

	(2,212.5)	(1,384.1)	(1,135.8)

Operating income	304.5	437.1	195.9

Non-operating (loss) income, net:
Equity pick-up	5.5	—	—
Financial expenses, net	(733.0)	(73.7)	(107.5)

(Loss) Income before income taxes and minority interest	(423.0)	363.4	88.4
Income tax benefit (expense)	333.7	(60.4)	60.7
Minority interest	(0.4)	10.0	(7.3)

Net (loss) income	(89.7)	313.0	141.8

24.4.3 Statements of comprehensive income (loss)

	2008	2007	2006
Net (loss) income	(89.7)	313.0	141.8
Unrealized gains on securities available for sale, net of income tax effects	0.2	(2.0)	(1.4)
Pension plan, net of deferred tax benefit of R$2.7	(8.6)	—	—

Comprehensive (loss) income	(98.1)	311.0	143.2

24.4.4 Condensed statements of changes in shareholders´ equity under U.S. GAAP

	2008	2007	2006
At beginning of the year	3,159.0	2,066.8	1,196.1
Comprehensive (loss) income	(98,1)	311.0	143.2
Capital increase, net of related costs of R$19.6 and R$22.7 in 2007 and 2006, respectively	945.0	880.4	777.2
Additional paid in capital	43.9	—	—
Dividends and interest attributed to shareholders’ equity	(76.4)	(103.9)	(45.0)
Deemed dividend	—	4.7	(4.7)

At end of the year	3,973.4	3,159.0	2,066.8

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
25. SUBSEQUENT EVENTS
(i) Streamlining of diary operation
On May 1, 2009, the Company began the process of rationalization of its operations in the dairy segment. This action seeks to optimize the production process and reduce costs without reducing the volumes of production.
The productive activities of Cotochés plant in Rio Casca (Minas Gerais State), and the Company plant in Ivoti (Rio Grande do Sul State), will be interrupted and transferred to Sabará (Minas Gerais State), Itumbiara (Goiás State), Carambeí (Paraná State), Teutônia, São Lourenço do Sul, Santa Rosa, Ijuí and Três de Maio (Rio Grande do Sul State), mainly due to the low industrial scale, the technological gap and the proximity to the other units.
(ii) Perdigão Agroindustrial merger
On March 9, 2009, the Company implemented a decision of the Board of Directors made on February 4, 2009, to merge its wholly owned subsidiary Perdigão Agroindustrial SA into the Company. As a result of this merger, in March 2009, the Company wrote-off R$103.8 of deferred tax assets relating to the unused tax loss carryforwards of Perdigão Agroindustrial S.A. that were recorded as of December 31, 2008; as those unused tax losses of a merged company can no longer be utilized under Brazilian tax laws,.
(iii) Fire accident – Industrial plant
On March 21, 2009, there was a fire at the Company’s plant in Rio Verde, State of Goiás. The Company has insurance coverage and is in the process of determination of the financial impacts.
(iv) Announcement of Association Agreement
a)	On May 19, 2009, the Boards of Directors of PERDIGÃO S.A. (“PERDIGÃO”) and SADIA S.A. (“SADIA”) and, together with PERDIGÃO, the “Companies” informed their shareholders and the market that an association agreement (“Association Agreement”) was executed by and between both listed companies and the holding company HFF Participações S.A. (“HFF”), which will hold the majority of common shares issued by

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
SADIA, in order to allow, by means of the successive transactions described below, the business combination of PERDIGÃO and SADIA (“Business Combination”).
The Business Combination will result in the formation of BRF – Brasil Foods S.A. (“BRF”), with head offices in the city of Itajaí, Santa Catarina. The steps for the implementation of the Business Combination are described below.
The execution of the Association Agreement was approved by the Boards of Directors of the Companies and its terms will be submitted for the adhesion of the shareholders of SADIA, which will become the shareholders of HFF (“HFF Adhering Shareholders”) and the common shareholders of PERDIGÃO that are signatories of the PERDIGÃO Voting Agreement (“PERDIGÃO Adhering Shareholders”).
The effectiveness of certain obligations set forth under the Association Agreement shall be subject to: (i) the adhesion by the PERDIGÃO Adhering Shareholders; (ii) the adhesion by the holders of more than 51% of SADIA’s common shares, which will contribute such shares to the capital stock of HFF; and (iii) indication to PERDIGÃO, until the date of the Share Merger of HFF, of the group of SADIA Adhering Shareholders who will be obliged to acquire directly or indirectly, the shares issued by Concórdia Financeira (a subsidiary of Sadia which will not be part of the Business Combination) .
The Association Agreement was executed on June 3, 2009 .
The Association will comprise:
•	the change of the corporate name of PERDIGÃO to BRF and the incorporation of the shares issued by HFF by BRF;
•	the corporate restructuring of BRF, SADIA and HFF; and
•	the acquisition of shares issued by SADIA by BRF.
The merger of the shares issued by HFF into BRF will be subject to (i) the sale by SADIA, upon the approval by the competent corporate bodies, of the totality of the shares issued by Concórdia Holding Financeira S.A., a company controlled by SADIA that, in turn, controls SADIA’s subsidiaries Banco Concórdia S.A. and Concórdia S.A. – Corretora de Valores Mobiliários, Câmbio e Commodities, to a holding company controlled by the current controlling shareholders of SADIA; (ii) HFF being the holder of more than 51% of the common shares issued by SADIA.
As previously mentioned, in connection with the Business Combination, the corporate name of PERDIGÃO will be changed to BRF — Brasil Foods S.A. (“BRF”). The By-Laws of PERDIGÃO will also be amended to provide for: (i) 11 directors as the maximum number of members of the Board of Directors of the company; and (ii) a co-chairman structure for the Board of

PERDIGÃO S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(in millions of Brazilian reais, unless otherwise stated)
Directors of the company. By the same corporate act, the shareholders are to approve the election of three new members of the Board of Directors, appointed by the shareholders of HFF, one of whom will be the co-chairman of the Board of Directors of the company until the Ordinary Shareholders Meeting of BRF (Assembléia Geral Ordinária) to be held in 2011.
Simultaneously with the amendments to PERDIGÃO’s By-Laws, the By-Laws of SADIA will be amended in order to increase the maximum number of its Board of Directors to 12 members. By the same corporate act, the shareholders are to approve the creation of a co-chairman structure in the Board of Directors of the company and are to approve the substitution of some of the current members of the Board of Directors, in order to assure that such body is composed of the same persons which will be elected for the Board of Directors of BRF, being one of them the Co-Chairman of the Board of Directors. The representative elected by the holders of preferred shares at the Ordinary Shareholders Meeting held on April 27, 2009 shall remain in office.
Subsequently, there is to be a merger of shares issued by SADIA into BRF, for which the applicable share exchange ratio will be 0.132998 common share of BRF for each common and preferred share of SADIA. This share exchange ratio is to be confirmed by the Special Committees of each of the companies, convened in accordance with the provisions of CVM’s Parecer de Orientação No. 35/08. On the date of the share merger, the dissident shareholders of common             shares of SADIA will have the right to withdraw from such company, as established by law.
The shares of BRF will continue to be listed on the Novo Mercado of BM&F BOVESPA, and American Depositary Receipts (“ADRs”) representing such shares will continue to be traded on the New York Stock Exchange (“NYSE”). The ADRs of SADIA will be converted into ADRs of BRF on the Share Merger of SADIA into BRF, in the proportion equivalent to the merger of the preferred shares.
In addition, BRF intends to carry out a public offering of common shares to raise funds in an estimated amount of R$4 billion. BRF will use its best efforts to assure the priority in the allocation of the shares to all of PERDIGÃO/BRF’s shareholders and, if the Share Merger of SADIA into BRF is not concluded, to all of SADIA’s shareholders (in the latter event, up to the stake that they would have been allocated in BRF if the Share Merger of SADIA into BRF had already occurred).
The Business Combination will be submitted for approval by the Brazilian Antitrust authorities (Administrative Council for Economic Defense — CADE; Secretariat of Economic Law — SDE; and Secretariat for Economic Monitoring — SEAE).
The implementation of the Business Combination will also depend on the submission of the transaction to the Antitrust Authorities of other jurisdictions, to the extent required by applicable law, by virtue of the conduct of businesses between the Companies.
b)	On June 22, 2009, the Company issued a call notice for the extraordinary general shareholders’ meeting to be held on July 8, 2009 to vote on the matters relating to the business combination.
x-x-x-x-x-x-x-x-x

SIGNATURES
The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PERDIGÃO S.A.

By:	/s/ José Antonio do Prado Fay
Name:	José Antonio do Prado Fay
Title:	Chief Executive Officer

By:	/s/ Leopoldo Viriato Saboya
Name:	Leopoldo Viriato Saboya
Title:	Chief Financial Officer
Date: June 30, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
1.01	Amended and Restated By-laws of the Registrant, together with an English translation.

2.01	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, dated June 24, 2009, SEC File No. 333-160191).

2.02	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, dated June 24, 2009, SEC File No. 333-160191).

4.01	Merger Agreement, dated May 19, 2009, among the Registrant, HFF Participações S.A., Sadia S.A. and the shareholders of the Registrant and Sadia S.A. named therein.

4.02	Share Purchase and Sale Agreement, dated October 30, 2007, among the Registrant, Eleva Alimentos S.A. and the controlling shareholders of Eleva Alimentos S.A.

4.03	Shareholders’ Voting Agreement, dated March 6, 2006, among certain shareholders of the Registrant and the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form 6-K dated March 7, 2006, SEC File No. 1-15148).

8.01	Subsidiaries of the Registrant

12.01	Certification of the Chief Executive Officer under Item 15

12.02	Certification of the Chief Financial Officer under Item 15

13.01	Certification pursuant to 18 U.S.C. Section 1350.

13.02	Certification pursuant to 18 U.S.C. Section 1350.
     The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.