Form 20-F
period 2009-12-31
BRF-BRASIL FOODS S.A.
filed 2010-05-03
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15148

BRF – BRASIL FOODS S.A.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation or Organization)

760 Av. Escola Politécnica, Jaguaré 05350-901 São Paulo – SP, Brazil
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

At December 31, 2009	870,021,066 shares of common stock

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark whether the registrant was submitted electronically and posted on its corporate website, if any, every interactive data filed required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the registrant was required to submit and post such files) Yes ☐  No ☐

Note: Not required for registrant.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☒Other

If  “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☒.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

PART I

INTRODUCTION

Unless otherwise indicated, all references herein (1) to “BRF – Brasil Foods” or “BRF” are references to BRF – Brasil Foods S.A. (formerly known as Perdigão S.A.), a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) to “Perdigão” are references to Perdigão S.A.,  a corporation organized under the laws of Brazil, which changed its name to BRF – Brasil Foods S.A. on July 8, 2009, and its consolidated subsidiaries, (3) to “Sadia” are references to Sadia S.A., a corporation organized under the laws of Brazil, and its consolidated subsidiaries, (4)  to the “Company,” “we,” “us,” or “our” are references to Perdigão prior to its business combination with Sadia and to BRF – Brasil Foods after such business combination, and (5) to “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 3,000 stock-keeping units, or “SKUs,” which we distribute to customers in Brazil and in more than 140 other countries. Our products currently include:

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

In the year ended December 31, 2009, we generated 29.8% of our net sales from poultry, 8.8% from pork and beef, 13.6% from milk and dairy products, 44.7% from processed foods, and 3.1% from other products.

In the domestic market, which accounts for 59% of the Company’s total net sales, the Company operates under such brand names as Perdigão, Sadia, Chester, Batavo, Elegê, Rezende, Confiança, Wilson, Fiesta, Miss Daisy, Qualy, Doriana and Becel (through a strategic joint venture with Unilever) and Turma da Mônica (under license), which are among the most recognized names in Brazil. In its export markets, which take the remaining 41% of the Company’s output, the leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella and Confidence.

We are a leading producer in Brazil of specialty meats (market share of approximately 56.0% from January to December 2009), frozen processed meats (market share of approximately 70.3% from December 2008 to November 2009), dairy processed products (market share of approximately 12.8% from December 2008 to November 2009), pizzas (market share of approximately 67.3% from January 2009 to December 2009), pastas ( with market share of approximately 84.3% from December 2008 to November 2009) and margarines (market share of approximately 60.1% from January to December 2009), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A., and after giving effect to our business combination with Sadia as if we had been a combined company for the full periods indicated. We also sell our frozen poultry, pork and beef products in the domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 36 distribution centers. As of March 31, 2010, we operate 42 meat processing plants, 36 of which are owned (six are owned by third parties but process meat for us according to our management), 25 hatcheries of which 23 are owned, 23 animal feed mills, 14 dairy processing plants of which nine are owned (one is under construction) and five are owned by third parties, two margarine processing plants (one of them through a joint venture with Unilever), 13 milk collecting centers, one soybean processing plant and one pizza, pasta, dessert and industrialized processing plant.

We are the largest Brazilian exporter of poultry products, based on export sales volumes in 2009, according to the Brazilian Chicken Producers and Exporters Association (Associação Brasileira de Produtores e Exportadores de Frango), or “ABEF,” and are among the largest such exporters in the world. We are also the leading Brazilian exporter of pork products, based on export sales volumes in 2009, according to the Brazilian Pork Industry and Exporter Association (Associação Brasileira de Indústria Produtora e Exportadora de Carne Suína), or “ABIPECS.”

We export primarily to distributors, the institutional market, which includes restaurants and food service chains, and to food processing companies. In 2009, our exports accounted for 41.1% of our total net sales. We export to more than 2,500 clients, with customers in Europe accounting for 25.2% of our export net sales in 2009; the Far East, 16.7%; Eurasia (including Russia), 9.4%; the Middle East, 32.7%; Americas, Africa and other regions, 16.0%. In the milk and dairy product sector of the food industry, we are a leader in sales of ultra-heat treatment, or “UHT,” milk in Brazil, with a 14.8% market share, based on volumes of sales from January 2009 to December 2009, according to A.C. Nielsen do Brasil S.A. As of December 2009, we had a 6.5% market share of the Brazilian production of powdered milk, according to the U.S. Department of Agriculture, or “USDA.”

On February 21, 2008, we completed the acquisition of Eleva Alimentos S.A., or “Eleva,” a Brazilian company in the food industry, with a focus on milk, dairy products, poultry, pork and processed food products, for a purchase price of approximately R$1.7 billion, of which R$764.6 million was paid in cash to the controlling and non-controlling shareholders of Eleva and R$911.6 million was paid through the exchange of shares of Eleva for shares of Perdigão. By acquiring Eleva, we expanded our portfolio of milk and dairy products, which also includes powdered milk and cheeses, and we expanded our production of chickens, pork and processed food products.

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

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia. On July 8, 2009, the business combination was approved at the shareholders’ meeting of Perdigão, Sadia and HFF Participações S.A., or “HFF,” a holding company formed by the former controlling shareholders of Sadia for purposes of the acquisition. As a result of those approvals, among other things, Sadia became a subsidiary of our company, and we changed our name to BRF – Brasil Foods S.A. In addition, we amended our certificate of incorporation to expand the board of directors, three of whom were elected by the controlling shareholders of Sadia and are expected to serve until the 2011 general shareholders’ meeting. Our board of directors now has a co-chairman structure, and neither of the co-chairmen has a tie-breaking vote in the case of a tie.

At separate meetings held on August 18, 2009, the common shareholders of Perdigão and Sadia approved the final step of the business combination, pursuant to which Sadia became our wholly-owned subsidiary and holders of common and preferred shares of Sadia received common shares of BRF. The business combination became fully effective on September 22, 2009.

The business combination remains subject to review by the antitrust authorities in Brazil. On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for “in natura” meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and “in natura” beef), although not purchases of poultry or hogs. However, for our other activities, we continue to be subject to our reversibility agreement during the review period by the Brazilian antitrust authorities. The Brazilian antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities.

We have consolidated the results of operations of Sadia in our results of operations since July 8, 2009.

Our Industry

We manage our business to target both the Brazilian domestic market and the international export markets.

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 1, 2009, Brazil had an estimated population of 191.5 million people, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” According to IBGE, Brazil had a gross domestic product, or “GDP,” of R$3.1 trillion for 2009, representing an increase of 4.6% over GDP of R$2.9 trillion for 2008, in each case in nominal terms. GDP per capita increased 1.2% in 2009 to R$16,414. Fiscal and monetary policies, such as reductions of taxes and interest rates were important to mitigate the impacts of the international crisis over the Brazilian economy. Since the third quarter of 2009, industry and services, optimistic about the perspectives for the economy in 2010, began to hire again, which raised consumer confidence, leading customers to return to buy durables and non-durable products. As a consequence, many economists are confident that Brazil’s economy will grow at a high rate in 2010. The Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank,” forecasts that the Brazilian GDP in 2010 will increase 5.5% compared to 2009. The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” published by the IBGE, was 5.9% in 2008 and 4.3% in 2009, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

Brazil is a large consumer of meat, with per capita meat consumption of 89.2 kilograms in 2009, according to the USDA. However, demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products.

According to the USDA, Brazil is the world’s sixth largest producer and consumer of milk, with 28.8 million tons of milk produced in 2009. The USDA projects a 5% growth in Brazilian production for 2010.

Export Markets

The global trade in poultry, pork and beef products has been growing in recent years, according to the USDA, but the global economic crisis in 2009 interrupted that trend. Last year, Brazilian exports of chicken and beef did not have the same performance such as pork exports. According to ABEF, volume of exports of chicken meat in 2009 was 0.3% lower than 2008, totaling 3.6 million tons. Data from the Brazilian Beef Exporters Association (Associação Brasileira de Produtores e Exportadores de Frango), or “ABIEC,” shows that the volume of beef meat exports decreased 9.9% from 2008 to 2009 (1.382 million tons to 1.245 million tons).  In terms of sales revenues in dollars, chicken exports decreased 16.3% and beef exports dropped 22.7% in 2009. On the other hand, exports of pork meat in 2009 were 14.7% higher than 2008 sales volumes, according to ABIPECS. In volume, Brazil exported 607 thousand tons of pork meat in 2009, and 529 thousand tons in 2008, but reflecting a decrease of 17.7% in sales revenues. We believe that sales of poultry, pork and beef products will continue to expand over the next years and that the 2009 performance should not be seen as a long-term trend.

Brazil has become a leading participant in export markets for food products on a global basis because of natural competitive advantages, including low animal feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

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

Forward-Looking Statements

This Annual Report on Form 20-F contains statements that constitute forward-looking statements. Those statements appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisition or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iii) health risks related to the food industry, (iv) the risk of outbreak of animal diseases, in particular avian influenza and swine flu, (v) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vi) strong international and domestic competition, (vii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (viii) the declaration or payment of dividends, (ix) the direction and future operation of the Company, (x) the implementation of the Company’s financing strategy and capital expenditure plans, (xi) the factors or trends affecting the Company’s financial condition or results of operations and (xii) other factors identified or discussed under “Item 3. Key Information—D. Risk Factors.” Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements. The accompanying information contained in this Annual Report, including without limitation the other information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.  Selected Financial Data

The following summary financial data (not including the operating data) at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 have been derived from our consolidated financial statements included in this Annual Report. The summary financial data at December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from our consolidated financial statements that are not included in this Annual Report.

Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP,” which differ in significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.” For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 26 to our consolidated financial statements.

Our consolidated results of operations for the year ended December 31, 2009 have included results of operations of Sadia since July 8, 2009 and are, therefore, not fully comparable to our results of operations for the year ended December 31, 2008 or for prior periods. In addition, we have included unaudited combinedfinancial information in this Annual Report for the year ended December 31, 2009 to illustrate the effects of our business combination with Sadia, as if it had occurred on January 1, 2008.

In addition, Brazilian GAAP has recently changed pursuant to Law No. 11,638, dated December 28, 2007, and Provisional Executive Act No. 449, dated December 3, 2008 (converted into Law No. 11,941, dated May 27, 2009) or “Provisional Measure No. 449/08.” These legislative initiatives are aimed at ultimately enabling the convergence of Brazilian GAAP with International Financial Reporting Standards issued by the International Accounting Standards Board. Consequently, our financial statements for the years ended December 31, 2009 and 2008 are not fully comparable to our results of operations for prior periods. See Note 2 to our consolidated financial statements for more information about these changes.

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais, except per share and per ADS amounts and share numbers)
Income Statement Data
Brazilian GAAP
Net sales	15,905.8	11,393.0	6,633.4	5,209.8	5,145.2
Cost of sales	(12,270.6)	(8,634.1)	(4,760.1)	(3,865.7)	(3,685.9)
Gross profit	3,635.2	2,758.9	1,873.3	1,344.1	1,459.3
Operating expenses:
Selling	(3,054.3)	(1,891.1)	(1,279.0)	(1,070.8)	(845.6)
General and administrative	(205.1)	(140.4)	(76.9)	(72.3)	(56.9)
Management compensation	(25.6)	(18.8)	(13.5)	(9.6)	(9.5)

Operating income before financial income (expense), equity interest and other	350.2	708.6	503.9	191.4	547.3
Financial income (expenses), net (1)	241.2	(630.4)	(105.4)	(129.3)	(82.7)
Equity interest income of associated company	2.5	—	—	—	—
Other operating income (expense), net	(259.9)	(261.9)	(14.7)	12.2	(13.5)
Income (loss) before taxes, profit sharing and participation of non-controlling shareholders
	334.0	(183.7)	383.8	74.3	451.1
Income and social contribution taxes (expense) benefit	(197.2)	255.4	(32.1)	61.6	(62.5)
Employees’ profit sharing	(18.1)	(13.5)	(24.6)	(9.9)	(22.8)
Management profit sharing	(2.7)	(3.4)	(2.6)	(1.6)	(4.8)
Non-controlling shareholders	4.4	(0.4)	(3.2)	(7.1)	—
Net income	120.4	54.4	321.3	117.3	361.0
Earnings per share (2)(5)	0.14	0.13	0.87	0.35	4.05
Dividends per share (2)	0.23	0.37	0.54	0.21	2.43
Dividends per ADS (3)	0.46	0.74	1.08	0.42	4.87
Dividends per ADS (in U.S. dollars)	0.26	0.32	0.61	0.20	2.08
Average shares outstanding (in millions) (4)	435.0	206.5	185.5	165.5	44.5
U.S. GAAP
Net sales	15,903.1	11,357.2	6,632.7	5,209.8	5,145.2
Net (loss) income attributable to BRF	56.2	(89.7)	313.0	141.8	356.5
Basic and diluted (loss) earnings per share (2) (5)	0.09	(0.22)	0.94	0.59	4.06
Basic and diluted (loss) earnings per ADS(5)	0.09	(0.22)	0.94	0.59	4.06

	2009	2008	2007	2006	2005
Operating Data
Poultry slaughtered (million heads per year)	1,200.0	863.2	627.3	547.4	487.1
Hogs/beef slaughtered (thousand heads per year)	7,620.1	4,7132	3,775.0	3,656.0	3,570.0
Total sales of meat and other processed products (thousand tons per year)	4,383.4	3,359.0	1,812.5	1,350.4	1,141.3
Milk collected from producers (millions of liters)	1,396.5	1,605.6	247.0	147.9	—
Employees (at year end)	114,273	59,008	44,752	39,048	31,406

(1) For purposes of this Annual Report on Form 20-F, our non-operating results and financial expenses for 2005, 2006, 2007, 2008 and 2009 were reclassified to operating (expenses) income, net and differ from the presentation we use in the financial statements we file publicly in Brazil.

(2) Earnings (loss) per share, or “EPS,” is computed under Brazilian GAAP based on the outstanding shares at the end of each period. Under U.S. GAAP, EPS is calculated based on weighted average shares outstanding over the period. For U.S. GAAP purposes, in all years presented, basic EPS is equal to diluted EPS.

(3) Dividends are calculated based on net income determined in accordance with Brazilian GAAP and adjusted in accordance with the Brazilian Corporation Law (Law No. 6,404/76, as amended). Each American Depositary Share, or “ADS,” represents two common shares.

(4) Includes common shares represented by ADSs.
(5) All historical periods are presented reflecting the three-for-one share split that became effective on April 12, 2006 and the one-for-one share split that became effective on March 31, 2010.

	As of December 31,
	2009	2008	2007	2006	2005
	(in millions of reais, except as otherwise indicated)
Balance Sheet Data
Brazilian GAAP
Cash and cash equivalents	1,898.2	1,233.5	1,108.0	336.6	778.6
Marketable securities	2,345.5	742.5	665.6	783.9	39.1
Trade accounts receivable, net	1,787.3	1,378.0	803.9	701.6	555.7
Inventories	3.101,3	1,689.0	865.1	643.2	558.7
Other current assets	1,314.0	943.1	325.6	286.3	169.1
Total current assets	10,446.3	5,986.1	3,768.2	2,751.6	2,101.2
Marketable securities	676.7	0.2	63.3	80.0	91.6
Investments	17.2	1.0	1.0	1.0	15.6
Property, plant and equipment, net	9,275.0	2,918.5	2,136.9	1,663.8	1,194.2
Intangible assets	3,098.3	1,545.7	269.5	84.5	0.0
Deferred charges, net	201.9	172.0	113.4	89.8	93.8
Other non-current assets	1,998.9	600.4	191.0	158.7	128.6
Total non-current assets	15,268.0	5,237.8	2,775.1	2,077.8	1,523.8
Total assets	25,714.3	11,223.9	6,543.3	4,829.4	3,625.0
Short-term debt (including current portion of long-term debt)	2,913.7	1,646.4	1,051.8	547.0	548.7
Trade accounts payable	1,905.4	1,083.4	575.6	486.6	332.6
Other current liabilities	1,057.6	352.0	313.8	218.0	248.6
Total current liabilities	5,876.7	3,081.8	1,941.2	1,251.6	1,129.9
Long-term debt	5,884.4	3,719.7	1,214.1	1,287.1	1,125.4
Other non-current liabilities	813.9	311.1	162.0	146.8	146.9

Total non-current liabilities	6,698.3	4,030.8	1,376.1	1,433.9	587.7
Non-controlling shareholders	4.7	0.7	—	39.0	—
Shareholders’ equity	13,134.6	4,110.6	3,225.2	2,104.9	1,222.8
Paid-in capital	12,461.8	3,445.0	2,500.0	1,600.0	800.0
Profit reserves	724.9	704.5	726.0	505.7	423.6
Equity valuations adjustments	(24.5)	(38.1)	—	—	—
Treasury shares	(27.6)	(0.8)	(0.8)	(0.8)	(0.8)
Total liabilities and shareholders’ equity	25,714.3	11,223.9	6,542.5	4,829.4	3,625.0
U.S. GAAP
Total assets	26,243.7	11,354.4	6,495.7	4,790.8	3,572.0
Property, plant and equipment	9,522.4	3,176.3	2,294.7	1,658.0	1,145.9
Long-term debt	5,844.8	3,715.5	1,206.2	1,282.0	1,124.5
Shareholders’ equity (1)	13,001.2	3,974.1	3,159.0	2,105.8	1,196.1

(1) Non-controlling interest has been included in shareholders’ equity for all years presented.

Exchange Rates

Until March 4, 2005, there were two legal foreign exchange markets in Brazil: the commercial rate exchange market, or the “Commercial Market,” and the floating rate exchange market, or the “Floating Market.” The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

The Brazilian National Monetary Council (Conselho Monetário Nacional), or “CMN,” has since then introduced several changes in the Brazilian foreign exchange regime, including: (1) unification of the Commercial Market and the Floating Market; (2) relaxation of rules for the acquisition of foreign currency by Brazilian residents; (3) extension of the period to report proceeds derived from Brazilian exports to the Central Bank; (4) permission for exporters to retain their proceeds from exports outside Brazil; and (5) authorization to receive export proceeds in any currency (including reais), regardless of the specific currency registered with the Central Bank, among others.

In 2005, 2006 and 2007, on average the real appreciated in relation to the U.S. dollar 11.8%, 8.7% and 17.2%, respectively. In 2008, due to the world’s financial crisis, the real depreciated against the U.S. dollar by 31.9% and in 2009 it appreciated by 25.5%. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market has continued to be volatile in 2010 and may continue to be volatile in the future.

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during each year presented. The numbers in the “Period End” column are the quotes for the exchange rate as of the last business day of the period in question.

	Reais per U.S Dollar
				Period End
Year	High	Low	Average
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1556	1.7325	1.9498	1.7713
2008	2.5004	1.5593	1.8352	2.3370
2009	2.4218	1.7024	1.9959	1.7412

	Reais per U.S. Dollar
Month	High	Low
October 2009	1.7844	1.7037
November 2009	1.7588	1.7024
December 2009	1.7879	1.7096
January 2010	1.8748	1.7227
February 2010	1.8773	1.8046
March 2010	1.7820	1.7637
April 2010 (through April 22, 2010)	1.7798	1.7438
Source: Central Bank / Bloomberg

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Risks Relating to Our Business and Industry

The global economic crisis is adversely affecting our business and financial performance.

Our business has been materially affected by the global economic crisis in 2008 and 2009, which has resulted in increased volatility in our markets and contributed to the net losses we recorded in the fourth quarter of 2008 and in the first quarter of 2009. We have been affected in the following respects, among others:

•          we experienced increases in prices for our commodity raw materials, such as corn and soybeans, throughout 2008 and 2009, which we could not pass on through selling prices;

•          because the global economic crisis affected demand, we were forced to decrease selling prices, particularly in our export markets;

•          we were affected by negative macroeconomic trends in our domestic market starting in the fourth quarter of 2008 as the global economic crisis began to affect the Brazilian economy and domestic consumer confidence;

•          we announced a 20% cut in meat production for export for the first quarter of 2009 due to weak demand in our export markets. Temporary shutdowns of production of some facilities adversely affected our margins;

•          the Brazilian real depreciated 22% against the U.S. dollar in the fourth quarter of 2008 compared to the third quarter of 2008, reflecting uncertainty regarding the effect of the global economic crisis on Brazil and other emerging market economies. This devaluation in the real caused us to incur net foreign exchange variation expenses (recorded as part of our net financial expenses) of R$416.0 million in 2008, of which R$318.0 million was attributable to the fourth quarter of 2008; and

•          uncertainties engendered by the crisis and the challenges of managing inventories, accounts receivable, accounts payable and other items required us to reinforce our working capital, leading to approximately R$3.4 billion increase in our total debt to approximately R$8.8 billion as of December 31, 2009, compared to approximately R$5.4 billion as of December  31, 2008, including R$2.9 billion of short-term debt.

Although we seek to manage our selling prices and production costs, volumes, inventories and working capital through the global economic crisis, we cannot predict whether the global economic crisis will have any long-term effects on consumer confidence, selling prices and production costs, demand for particular types of products, volatility of raw material prices or the equilibrium between our domestic and export markets. These factors may therefore continue to adversely affect our business, results of operations and the market price of our common shares and ADSs.

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

The decreases in demand and selling prices in 2009, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2009, the average corn price on the Chicago Board of Trade (CBOT) was 28.0% lower than the average price in 2008 after increasing 42.2% in 2008 compared to 2007. Soybean prices also decreased by 16.2% in 2009 after increasing 40.5% in 2008 compared to 2007. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and throughout 2009. Besides that, the exchange rate volatility and export performance adversely affected our financial performance in those periods.

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

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as: (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease, (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below) and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

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

More than 17,000 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but, as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Even so, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada.

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

From January 1, 2003 to December 31, 2009, there have been over 492 confirmed human cases of avian influenza and over 291 deaths, according to the WHO. Various countries in Asia, the Middle East and Africa reported human cases in 2006, 2007, 2008 and 2009, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2009, 73 cases were reported worldwide, with 32 deaths, according to the WHO.

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

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas on Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. For example, Ukraine restricted pork imports for the retail market, on which higher taxes were levied for a period through December 2008. In March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil. We were asked to answer a questionnaire from the Ministry of Economy of the Ukraine in connection with the investigation, and we complied with that request. The investigation is ongoing.

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

Our export sales are subject to a broad range of risks associated with international operations. Export sales account for a significant portion of our net sales, representing 41.1% of our total net sales in 2009, 43.6% in 2008 and 47.5% in 2007. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•          exchange rate fluctuations;

•          deterioration in international economic conditions;

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

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately a month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November 2008 and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.

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

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur in administrative penalties, such as a fine ranging between R$500 and R$10 million, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years, as described under “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments.” Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased significantly, which has increased the magnitude of the challenges described above. In 2008, we completed three acquisitions for an aggregate purchase price of R$1.8 billion, consisting primarily of our acquisitions of Eleva (complementing our dairy product and meat businesses), Plusfood (providing meat processing capabilities in Europe) and Cotochés (adding to the scope of our dairy products business), compared to four acquisitions for an aggregate purchase price of R$348.0 million in 2007. In 2009, we completed a much larger business combination with Sadia, which poses specific risks and challenges discussed under “—Risks Affecting Our Company as a Result of the Sadia Transaction.”

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, five pension funds hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The pension funds owned 28.0% of our total capital as of December 31, 2009. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

As a result, these shareholders have, and will continue to have, the power to influence significantly the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares. Some of our major shareholders are also shareholders of Sadia. See “—Risks Affecting Our Company as a Result of the Sadia Transaction.”

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). Under Brazilian GAAP, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, and we record provisions only for losses that we consider probable. These disclosures for the year ended December 31, 2009 are included in Note 16 to our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.

We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third parties. See “Item 4. Information on the Company—B. Business Overview—Production Process.”  If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses. Unfavorable decisions in these proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

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

As is usual in our business, our plants, distribution centers, transports, vehicles, and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured or a liability higher than those covered by our insurance policies occurs, the investment we made may be lost or we may incur a significant cost. In addition, we can be held judicially liable for any indemnification payments to potential victims in such events.

Risks Affecting Our Company as a Result of the Sadia Transaction

Our business combination with Sadia is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.

Although we have completed our business combination with Sadia and Sadia is now our wholly-owned subsidiary, the business combination remains subject to approval by the Brazilian antitrust authorities. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision. In accordance with Brazilian law, we and Sadia submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian Conselho Administrativo de Defesa Econômica (the Brazilian government agency with antitrust decision making authority, or “CADE”) on June 8, 2009. After an analysis by the Secretaria de Acompanhamento Econômico (the Economic Policy Bureau of the Ministry of the Treasury) and the Secretaria de Direito Econômico (the Economic Law Office of the Ministry of Justice), the CADE will determine whether the business combination negatively impacts consumer conditions in the relevant markets in which we and Sadia compete or whether they would negatively affect consumers. On July 7, 2009, we entered into an agreement (Acordo de Preservação da Reversibilidade da Operação) with the CADE, under which we agreed to ensure the reversibility of the business combination until a final decision is made by such authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for “in natura” meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and “in natura” beef), although not purchases of poultry or hogs. However, for our other product lines and markets, during the review period by the Brazilian antitrust authorities, we expect to continue to be subject to our reversibility agreement in the foreseeable future.

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

We may not realize the expected benefits of our business combination with Sadia, in the timeframe anticipated or at all, because of integration or other challenges.

We are currently in the ongoing process of integrating our business with Sadia, subject to our reversibility agreement. Achieving the expected benefits of the business combination with Sadia depends on the timely and efficient integration of the operations, business cultures, marketing practices, branding and personnel of BRF and Sadia. This integration process is ongoing, and any failure to effectively integrate the two companies or any delay in that integration could increase our costs, adversely affect our margins, adversely affect our financial condition or have other negative consequences. We currently face the following integration challenges, among others:

•          devising a coherent marketing and branding strategy in our domestic market and our export markets that takes into account the relative strengths of BRF’s and Sadia’s marketing and brands in each of those markets and across their many product lines;

•          integrating two of the largest customer distribution networks in Brazil, as well as distribution networks in BRF’s and Sadia’s export markets;

•          integrating the extensive production facilities of BRF and Sadia in several Brazilian states;

•          the potential loss of key customers of BRF or Sadia, or both;

•          the potential loss of key officers of BRF or Sadia, or both;

•          distraction of management from the ongoing operations of the company;

•          aligning the standards, processes, procedures and controls of BRF and Sadia in the operations of the combined companies; and

•          increasing the scope, geographic diversity and complexity of our operations.

The business combination with Sadia is significantly larger than any other transaction we or Sadia has undertaken in the past, and any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of our common shares or ADSs.

Sadia is subject to significant potential liabilities in connection with litigation, which have now become potential liabilities of our combined company.

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

In the fall of 2008, the real suffered a strong devaluation, including in relation to the U.S. dollar. As a result of such devaluation, Sadia sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit.

In addition, on May 15, 2009, Sadia received a letter from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” informing Sadia that the CVM had initiated a preliminary analysis of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. The letter states that the proceeding is still at a preliminary stage, and the CVM has not yet specified whether any of these individuals may be subject to liability. On August 21, 2009, Sadia received an additional letter from the CVM requesting that Sadia provide certain documents to the CVM in connection with its investigation, which was complied with by Sadia. This investigation currently relates only to these individuals, and Sadia itself is not a part to such investigation; accordingly, no contingency has been recorded.

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

Adverse results in proceedings involving Sadia and/or the incurrence of significant litigation expenses could be material to our consolidated business, operations, financial position, profitability or cash flows. Since Sadia is now our wholly-owned subsidiary, we will be subject to any adverse outcomes arising out of proceedings involving Sadia. Any such adverse results could therefore be material to our business, operations, financial position, profitability or cash flows.

We may incur additional costs in relation to Sadia’s internal controls and information systems.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 as well as SEC rules relating to internal controls over financial reporting, which require that our management annually evaluate the effectiveness of our internal control over financial reporting and disclose the results of that evaluation in this Annual Report. In addition, SEC rules require that our independent auditors prepare an attestation report regarding the effectiveness of our internal control over financial reporting. Our management’s report, and our independent auditors’ attestation report, on internal controls for the year ended December 31, 2009 do not address Sadia’s internal control over financial reporting. We may find it necessary to incur expenses and spend time to correct deficiencies and implement additional training. If these deficiencies are serious, and if we cannot remedy them before the filing of our Annual Report on Form 20-F for the next fiscal year, we may not be able to conclude that our internal controls are effective. If this were to occur, investors might lose confidence in our financial statements.

Risks Relating to Our Indebtedness

We are highly leveraged, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2009, we had total consolidated debt of R$8.8 billion (U.S.$5.1 billion). A significant portion of our consolidated indebtedness was incurred by Sadia.  As of December 31, 2008, Sadia had total debt of R$8,844.3 million, of which 42.2% (R$3,729.6 million) was denominated in Brazilian reais and 57.8% (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars). In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet obligations in the aggregate amount of R$537.7 million. Although, during the year ended  December 31, 2009, Sadia repaid real-denominated debt in the amount of R$930.2 million and U.S. dollar-denominated debt in the amount of U.S.$1,362.7 million, its outstanding indebtedness remains substantial.

Our significant level of indebtedness could have important consequences for us, including:

•         requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations or other capital needs;

•         limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

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

•         placing us at a competitive disadvantage compared to competitors that are relatively less leveraged; and

•         that may be better positioned to withstand economic downturns; and

•          exposing our current and future borrowings made at floating interest rates to increases in interest rates.

We have substantial debt that matures in each of the next several years and may not be able to comply with our upcoming payment obligations.

As of December 31, 2009, we had R$2.9 billion of debt that matures through December 31, 2010, R$1.8 billion of debt that matures in 2011, R$2.2 billion of debt that matures in 2012, R$0.9 billion of debt that matures in 2013 and R$1.0 billion of debt that matures in 2014 and thereafter. We may face difficulties in paying that debt as it matures.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2009, we had R$4.6 billion of foreign currency debt, including R$1.0 billion of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. For example, in 2009, the real appreciated approximately 25.5% against the U.S. dollar, the Euro appreciated approximately 2.5% against the U.S. dollar and the British sterling pound appreciated approximately 10.8% against the U.S. dollar. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

The global stock and credit markets have recently experienced extreme disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. The global economic and financial crisis has also significantly affected demand in our principal foreign markets, leading to decreases in our average selling prices. These factors and the continuing market disruption may have an adverse effect on our ability to refinance future maturities. Continued uncertainty in the stock and credit markets may also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

•         the current pressures on credit continue or worsen,

•         our operating results worsen significantly,

•         we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

•         we are unable to refinance any of our debt that becomes due,

we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant operating and financial restrictions on us.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•          borrow money;

•          make investments;

•          sell assets, including capital stock of subsidiaries;

•          guarantee indebtedness;

•          enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•          enter into transactions with affiliates;

•          create or assume liens; and

•          engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.

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

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares or the ADSs.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.7% in 2007, 9.8% in 2008 and (1.7)% in 2009. In addition, according to the IPCA, published by the IBGE, the Brazilian consumer price inflation rates were 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.8% in 2008 and 4.3% in 2009 and 2.1% in the three months ended March 31, 2010.

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

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market price of our common shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2005, 2006 and 2007 the real appreciated 13.4%, 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008, the real depreciated 31.9% against the U.S. dollar. In 2009, the real appreciated 25.5% against the U.S. dollar.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,579.6 million at December 31, 2009, representing 52% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources.

However, these foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2009, our short-term consolidated exchange rate exposure was R$1,000.1 million of the amount described above. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The basic interest rate increased in 2003 until June when the Central Bank began to decrease it, reaching 11.25% in April 2008. In 2008, the Central Bank reversed the trend, increasing the basic interest rate to 13.75%. In 2009, the Central Bank decreased the basic interest rate to 8.75%.

At December 31 2009, approximately 62% of our total liabilities from indebtedness and derivative instruments of R$8,798.1 was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social — COFINS), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. For example, in early 2008, the Brazilian Federal Government submitted to appreciation of the legislature a new tax reform proposal to change the structure of the current corporate income tax and replace a series of existing taxes for a new value-added tax, among other things. These proposals are not assured to be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

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

Holders of ADSs may exercise voting rights with respect to our common shares represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADSs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying their ADSs are not voted as requested.

Non-Brazilian holders of ADSs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

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

Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

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

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our common shares, see “Item 10. Additional Information—Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,334.7 billion, or U.S.$1,340.9 billion, at December 31, 2009 and an average daily trading volume of R$5,286.8 million in 2009. By contrast, the New York Stock Exchange had a market capitalization of U.S.$12.9 trillion at December 31, 2009 (U.S. domestic listed companies) and an average daily trading volume of U.S.$69.7 billion in 2009. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 56.4% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2009. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 50.4% of all shares traded on the São Paulo Stock Exchange in 2009. These market characteristics may substantially limit the ability of holders of the ADSs to sell common shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2009, and we do not expect to be a PFIC for 2010 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

ITEM 4.   INFORMATION ON THE COMPANY

A.  History and Development of the Company.

Corporate History

BRF-Brasil Foods S.A. is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the CVM.

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

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

•     PREVI-Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” the pension fund of employees of Banco do Brasil S.A.;

•     Fundação Telebrás de Seguridade Social-SISTEL, or “SISTEL,” the pension fund of employees of Telecomunicações Brasileiras S.A.-Telebrás;

•     PETROS-Fundação Petrobras de Seguridade Social, or “PETROS,” the pension fund of employees of Petróleo Brasileiro S.A.-Petrobras;

•     Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza,” the pension fund of employees of Furnas Centrais Elétricas S.A.-Furnas;

•     Fundação de Assistência e Previdência Social do BNDES-FAPES, or “FAPES,” the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social-BNDES;

•     PREVI-BANERJ-Caixa de Previdência dos Funcionários do Banerj, or “PREVI-BANERJ,” the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•     VALIA-Fundação Vale do Rio Doce, or “VALIA,” the pension fund of employees of Companhia Vale do Rio Doce; and

•     TELOS-Fundação Embratel de Seguridade Social, or “TELOS,” the pension fund of employees of Empresa Brasileira de Telecomunicações-Embratel.

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

On March 6, 2006, the Pension Funds entered into a shareholders’ voting agreement related to the common shares they, directly or indirectly, held at the date of its first amendment executed on April 12, 2006, which represented 49.0% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification. As of December 31, 2009, the Pension Funds, directly or indirectly, held 28.0% of our common shares.

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Under the business combination, Sadia became our wholly-owned subsidiary. See “—Recent Acquisitions and Investments—Sadia.”

Corporate Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Subsidiary	Country of Incorporation	Business	Interest in Equity As of December 31, 2009
Crossban Holdings GMBH	Austria	Holding company of international subsidiaries	100%
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary	100%
Perdigão Europe Ltd.	Portugal	Distributor for exports to the European Union	100%
Plusfood Group BV	The Netherlands	Holding company of international subsidiaries	100%
HFF Participações S.A.	Brazil	Holding company formed by the controlling shareholders of Sadia	100%
Sadia S.A.	Brazil	Operating subsidiary	66.85%

The chart below shows the simplified corporate structure of our company.

Our principal executive offices are located at Avenida Escola Politécnica, 760, Jaguaré, 05350-901, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-3718-5301/5306. Our internet address is www.brasilfoods.com/ir. The information on our website is not incorporated by reference into this Annual Report.

Recent Acquisitions and Investments

Since 2006, the Company has experienced significant changes guided by its growth plan, which is based on several acquisitions and entry into new businesses. As result of these acquisitions, the Company has grown and diversified its business, increasing its share in the chicken and pork products markets and entering into the milk, margarine and beef markets.

Within this process of growth, the Company has undergone a comprehensive corporate reorganization, aimed at maintaining the sustainability of the Company’s business by simplifying its corporate structure and reducing costs of operation, tax and financing, and those related to the reorganization of its operational activities. The relevant transactions since January 1, 2009 are described below.

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Under the business combination, Sadia became our wholly-owned subsidiary. Holders of common shares and preferred shares of Sadia received common shares of our company, and holders of American Depositary Shares representing preferred shares of Sadia received ADSs representing common shares of our company.

A number of steps of the merger were approved at separate extraordinary general meetings held on July 8, 2009 of the common shareholders of Perdigão, Sadia, and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition. As a result of these meetings:

•    Perdigão changed its corporate name to BRF – Brasil Foods S.A., moved its headquarters to Itajaí in the State of Santa Catarina, and changed its certificate of incorporation so that its Board of Directors has eleven members and a co-chairman structure;

•    Concórdia Holding, parent company of Concórdia Corretora (a broker-dealer owned by Sadia) and Concórdia Bank (a bank owned by Sadia), is not part of the merger and, consequently, was sold to Sadia’s shareholders before the business combination with BRF;

•    holders of common shares of HFF received 0.166247 common shares of BRF for each share they held without any further action by those holders; and

•    HFF became a wholly-owned subsidiary of BRF.

Additional separate extraordinary meetings of the common shareholders of Perdigão and Sadia took place on August 18, 2009. As a result of these meetings, holders of common and preferred shares of Sadia received 0.132998 common shares of BRF for each common share or preferred share, respectively, they held without any further action by those holders.  In addition, Sadia became our wholly-owned subsidiary. The business combination became fully effective on September 22, 2009.

We believe the merger aligns with the strategic growth plan of the two companies in both the domestic and foreign markets and will allow BRF and Sadia to coordinate their operations. We believe that this business combination will be a positive step, by allowing the companies to generate economic synergies.

As described above, BRF amended its certificate of incorporation to expand the Board of Directors, three of whom were elected by the former controlling shareholders of Sadia and are expected to serve until the 2011 general shareholders’ meeting. The Board of Directors of BRF currently has a co-chairman structure, where neither of the co-chairmen has a casting vote in the case of a tie.

The business combination remains subject to review by the antitrust authorities in Brazil. On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for “in natura” meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and “in natura” beef), although not purchases of poultry or hogs. However, for our other activities, we continue to be subject to our reversibility agreement during the review period by the Brazilian antitrust authorities. The Brazilian antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities.

In Europe, analysis by the relevant antitrust authorities was a pre-condition to closing a business combination. On June 29, 2009, the European antitrust authority formally agreed to the association as set forth in the merger agreement.

Construction Projects

The most significant investment of Sadia in the period between 2007 and 2009 was the agroindustrial site of Lucas do Rio Verde, in the State of Mato Grosso. This project contemplated the construction of a poultry slaughtering unit, one pork slaughtering unit and one processing unit. The total estimated investment amounted to approximately R$869.7 million, most of which came from the Company and the remaining from a group of outgrowers. The outgrowers were indirectly financed by BNDES to build the pork and poultry farms that feed the agroindustrial plant. Construction started in the second half of 2006, and the plant start-up occurred in the second half of 2008 with the slaughtering of poultry and the production of processed products. It is estimated that this project will be fully operational by the end of 2010. The project contemplates that 190 broiler modules (which together produce 500,000 day-old chicks per day) and 115 hog modules (which together produce 5,000 piglets per day) will be equipped with advanced technology to ensure animal wellness, higher productivity and, therefore, better competitiveness. Currently, the plant operates at 67% of its full capacity utilization. By the end of 2009, the total investment in the Lucas do Rio Verde project was R$838.9 million.

Besides starting up its largest plant in Brazil in Lucas do Rio Verde (State of Mato Grosso), Sadia is building its first plant in the northeast region, in Vitória de Santo Antão (State of Pernambuco). By the end of 2009, the total investment in this plant was R$242.1 million, and its expected completion is in 2010.

Sadia Joint Venture with Kraft

In 2008, Sadia and Kraft entered into an association agreement to form a joint venture called K&S Alimentos S.A. (“K&S”).  K&S’s main purpose is to produce and distribute cheese and spreadable products, such as cream cheese and “requeijão,” a Brazilian soft cheese.  Sadia and Kraft also entered into licensing agreements with K&S in 2008.  Sadia has licensed its trademarks, such as “Sadia,” “S,” “Sadia Speciale,” and “Sadia Vita Light,” to K&S, and Kraft has licensed its “Philadelphia” trademark to K&S.

Capital Expenditures

In 2009, we recorded capital expenditures of R$693.2 million, a 9.3% increase compared to 2008.  Sadia’s capital expenditures represented R$114.2 million, and 38.5% of this amount is related to the construction of the Lucas do Rio Verde and Vitória de Santo Antão agroindustrial units.

The remaining R$579.0 million in 2009 was allocated to (1) expansion and enhancement of productivity projects and (2) new projects, such as new lines of products.  In addition, we spent R$368 million to replenish poultry/hog breeder stock, which is not included in the table below.

On May 26, 2009, we received R$107.0 million from the BNDES for investment projects relating to capacity expansion in production facilities in the states of Rio Grande do Sul and Santa Catarina, distribution centers in the states of Ceará, Paraná and São Paulo as well as corporate projects in the São Paulo and Itajaí, Santa Catarina offices.

Currently, we are concentrating our investments in the construction of our facilities in Três de Maio, Rio Grande do Sul, Lucas do Rio Verde, Mato Grosso and Vitória de Santo Antão, Pernambuco, as well as in our improvement and necessary maintenance projects.

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

The table below sets forth our capital expenditures for the periods indicated, which do not include business combinations or other acquisitions of businesses:

	Year Ended December 31,
	2009	2008	2007
	(in millions of reais)
Expansion and enhancement of production facilities	464.1	250.5	164.3
Araguaia Project - Mineiros Agroindustrial Complex	0.5	6.4	85.7
Bom Conselho Agroindustrial Complex	73.0	84.6	–
Três de Maio – powdered milk processing unit	27.9	–	–
Lucas do Rio Verde – agroindustrial unit	27.2	–	–
Vitória de Santo Antão – agroindustrial unit	16.9	–	–
New projects	25.1	286.9	259.7
Other capital expenditures	58.5	6.1	–
Total capital expenditures	693.2	634.5	509.7

Major capital expenditures since January 1, 2007 include the following:

Construction of a Plant (dairy products). On June 10, 2008, we announced the construction of the sixth powdered milk processing tower in Três de Maio, State of Rio Grande do Sul. This plant will have the capacity to process 2,000 tons of powdered milk per month. We already have a mozzarella cheese plant in the municipality. In 2009, R$27.9 million was invested in this unit.

Bom Conselho Agroindustrial Complex. Following the September 2007 announcement of our plan to build this new agro-industrial complex, construction work continued on schedule until the second quarter of 2009, when the processing unit for dairy products was completed. Capital expenditures in 2009 amounted to approximately R$73 million.

Mineiros Agroindustrial Complex. The construction of the agro-industrial complex for processing special poultry and turkeys, with more than two-thirds of its output expected to be exported, was completed in September 2008 and is now operating at full capacity of 81,000 tons of processed products per year.

Distribution Centers in Embu, State of São Paulo. Construction of the second phase of the Embu distribution center was completed in the third quarter of 2009, consisting of the installation of a transelevator system, involving robotic inventory processing. This distribution center is responsible for storage and distribution to the entire Southeast region of Brazil and uses the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandise. Capital expenditures in 2009 amounted to R$12.3 million.

Automation of cutting room in Capinzal, State of Santa Catarina and expansion of slaughtering capacity in Lajeado, Rio Grande do Sul, and in Mirassol D’Oeste, Mato Grosso. The automation of the cutting room in the processing unit of Capinzal, State of Santa Catarina began in 2009 and is expected to be completed in 2010.

The expansion of the pork slaughtering capacity in Lajeado, Rio Grande do Sul, included improvements and technology innovation in the unit. This processes began in October 2008 and was completed in September 2009. In Mirassol D’Oeste, the improvements targeted the expansion of cattle slaughtering unit, which was also completed in 2009, and the expenditures in the year amounted to R$26.4 million.

Agroindustrial sites in Lucas do Rio Verde, State of Mato Grosso, and in Vitória do Santo Antão, State of Pernambuco. Since the acquisition, Sadia invested R$44.1 million in its main construction projects in the Midwest and Southeast regions of Brazil.

In the first quarter of 2009, we concluded the consolidation of the SAP information technology system involving operations resulting from the acquisition of Eleva (meats and dairy products) with the objective to capture synergies through the integration of processes.

As a further measure for optimizing processes to reduce the costs of the dairy product business, the Company reallocated production from Cotochés in Rio Casca in the State of Minas Gerais and Elegê in Ivoti in the State of Rio Grande do Sul to other dairy production units with consequent operational improvement but without reducing volumes.

Additionally, meat production was transferred from the Cavalhada unit in the Porto Alegre area in the State of Rio Grande do Sul to the neighboring unit of Lajeado in the State of Rio Grande do Sul where investments were made in expanding productive capacity and in the modernization of installations. This decision will enhance the value added content in the product mix and improve industrial processes and production costs. It will also be instrumental in socio-environmental preservation since the Cavalhada unit was located in a major economic center.

In 2010, we expect to make capital expenditures of approximately R$600 million (and an additional estimated R$368.0 million in breeder stock and Sadia’s investment projects).

On April 29, 2010, we signed a services agreement with Cooperativa Coopercampos from Santa Catarina under which the cooperative will provide additional hog slaughter capacity to us at a plant that it is constructing in Campos Novos in the State of Santa Catarina. Cooperativa Coopercampos expects to invest a total of R$145 million in the plant, and over time we expect to support their investment by advancing amounts in payment for services rendered, to be secured by a pledge of fixed assets. When it is operational, the plant is expected to have a hog slaughtering capacity of 7,000 heads per day and to help us meet the needs of our export markets.

We expect to focus our capital expenditures on finishing projects that are currently in progress and focusing on organic growth and maximizing synergies and integration of the two companies.

Competitive Strengths

We believe our major competitive strengths are as follows:

•     Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business and increase our share of international markets.  In 2009 and in 2008, on a combined basis, we slaughtered 1,561.9 million and 1,704.0 million chickens and other poultry and 10.3 million and 9.7 million hogs and cattle, respectively. We sold nearly 5.3 million tons and 5.5 million tons of poultry, pork, beef, milk and processed food products, including dairy products, on a combined basis in the same periods. Our own and licensed brands are highly recognized in Brazil, and the brands that we use in our export markets are well established in those markets.

•     Extensive Distribution Network in Brazil and in Export Markets. We believe we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 140 countries, and we have begun to develop our own distribution capability in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business, resulting in increased sales volumes and broader product lines.

•     Low-Cost Producer in Increasingly Global Market. We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented a number of programs designed to maintain and improve our cost-effectiveness, including our ATP- Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP- Shared Services Center, which centralizes our corporate and administrative functions; and MVP-More Value  program to provide our managers with more efficient use of fixed and working capital; and matrix-based budget intended to improve the efficiency of cost management.

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

Business Strategy

Our overall strategy is to use our competitive advantages as a food company with one of the most diversified chilled and frozen food product portfolios to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reducing volatility in our results. We will continue to seek balanced growth and consolidation among the business segments in which we operate (poultry, pork, beef, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main points of our strategy, applicable to the poultry, pork and beef business segments and to the milk, dairy product, margarine and processed food products are:

•          Expand Our Core Businesses. We intend to further develop our core businesses of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to gain scale and efficiency. For example, we are expanding our Rio Verde Agroindustrial Complex in the mid-western State of Goiás, and we have built a new agroindustrial complex for the processing of turkey, also in Goiás. We have also enlarged our Nova Mutum poultry plant in the State of Mato Grosso to meet long-term demand for chicken meat exports.

•          Diversify Our Product Lines, Focusing on Value-Added Processed Food Products. We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. Recent acquisitions include Batávia (milk and dairy products), a beef slaughterhouse, Sino dos Alpes (a specialty meats producer), Paraíso Agroindustrial (which owns a poultry slaughterhouse and animal feed mill) and the Doriana, Delicata and Claybom margarine brands, from Unilever, as well as the assets used in manufacturing them, among others. In 2008, we announced the construction of a dairy and processed products plant in Bom Conselho, in the State of Pernambuco (which started operating in 2009 according to the plan), and the purchase of control of Eleva, in order to include products like powdered milk and cheese in our portfolio and increase our market share in milk and dairy products. In addition, we acquired Cotochés in the State of Minas Gerais. We may pursue other selective acquisitions and/or build new industrial plants to support these strategic goals.

•          Further Develop Our Domestic and International Customer Base. We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses. Domestic market sales represented 58.1% of our combined net sales (our net sales added to those of Sadia for the portion of 2009 prior to the business combination), while export market sales represented 41.9% in 2009.

•          Strengthen Our Global Distribution Network. We are developing our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. We are focusing on expanding our distribution network in Europe and in the Middle East, so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad, to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. In early December 2007, we entered into a purchase agreement with the Dutch holding company Cebeco for the acquisition of Plusfood. Plusfood has three industrial plants in Europe for the manufacture of poultry- and beef-based processed food products, with an installed capacity for manufacturing approximately 20,000 tons per year of finished products.

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

•          Synergies. Our acquisitions during the past two years, especially the incorporation of Eleva, have created important synergies. The business combination with Sadia expanded our businesses in both the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term. We believe our business combination with Sadia aligns with our strategies set forth above in both the domestic and export markets. The business combination brought us a diverse array of processed food, meat and dairy products and customer relationships in both our domestic and export markets that can be integrated with ours. Sadia has distribution networks in Europe, the Middle East and elsewhere around the world, which are consistent with our strategy of focusing on expanding our distribution network in those markets.

B.  Business Overview

Products

We are a food company that focuses on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. Our Processed Products include marinated, frozen, whole and cut Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, juices, soy products, animal feed, fresh pasta, sweet specialties and sandwiches.

Poultry

We produce frozen whole and cut poultries, partridges and quail. We sold 1,315.9 thousand tons of frozen chicken and other poultry products in 2009, compared to 892.9 thousand tons in 2008. Most of our poultry sales are to our export markets.

Pork and Beef

We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to increase our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 308.4 thousand tons of pork and beef cuts in 2009, compared to 180.9 thousand tons of pork and beef cuts in 2008. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We raise hogs but do not raise cattle at our facilities.

Milk

We entered the dairy business in the second quarter of 2006 through our acquisition of a controlling interest in Batávia. In 2008, we expanded our presence in this market through the acquisition of Eleva. We produce pasteurized and UHT milk, which we sell in our domestic market. We sold 800.8 thousand tons of pasteurized and UHT milk in 2009, and 892.8 thousand tons in 2008, most of it in the domestic market.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, dairy products, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 1,760 thousand tons of processed foods in 2009, compared to 1,196 thousand tons in 2008. Most of our sales of processed foods are to our domestic market. We believe there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil, as well as expanding our sales in the export market.

Specialty Meats

We process pork to produce specialty meats, such as sausages, ham products, bologna, frankfurters, salamis, bacon and cold meats. We also process chicken and other poultry to produce specialty meats, such as chicken sausages, chicken hot dogs and chicken bologna.

Frozen Processed Meats

We produce a range of frozen processed poultry, beef and pork products, including hamburgers, steaks, breaded meat products, kibes (a type of Middle Eastern beef patty popular in Brazil), meatballs and ready-to-eat snacks. We also produce soy-based vegetarian products, such as hamburgers and breaded products. We purchase the refined soy meal used to produce these products from third parties.

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

Dairy Products

In the second quarter of 2006, through our acquisition of a controlling interest in Batávia, we entered the dairy products business. In early December 2007, we acquired the remaining 49% interest in Batávia not held by us. In 2008, we expanded our presence in this market through the acquisition of Eleva. We produce and sell a wide range of dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts. We sold 212.3 thousand tons of dairy processed products in 2009 and 250.6 thousand tons in 2008.

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

Poultry

Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA as of October 2009. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past years, and Brazil was the number one global poultry exporter in 2009. This development can be explained by the production shift of large Brazilian companies’ exports, as well as by the competitiveness of Brazilian poultry. Sanitary problems in the main producing countries such as the Bovine Spongiform Encephalophy (“BSE”) cases in Europe, avian influenza problems in Thailand and both BSE and avian influenza cases in the United States have changed the world poultry trade dynamics. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts. Additionally, several new markets in Eastern Europe, Africa and the Middle East have opened to Brazilian chicken, and the number of markets to which Brazil has access was approximately 140 in 2009. The USDA projects an increase in global production, exports and consumption volumes for poultry for 2010. For Brazil, the USDA estimates volume growth of 4.2% in production, 6.2% in exports and 3.4% in consumption compared to 2009.

In 2009, the Middle East was the largest market for Brazilian poultry exports, mainly whole poultry. In spite of bad financial conditions to import, countries of the Middle East took the opportunity of lower poultry prices to import more. In 2009, Hong Kong was again the second largest market for Brazil’s poultry exports, mostly poultry parts. Saudi Arabia, traditionally Brazil’s largest single export market for poultry, continues to rank first. Saudi Arabia accounted for nearly 36% of all Brazilian poultry exports to the Middle East. Japan was the third largest destination for Brazilian poultry in 2009, also mainly poultry parts.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Poultry Producers	2007	2008(2)	2009(2)	2010(3)
	(In thousands of tons - “ready to cook” equivalent)
U.S.A.	18,889	19,357	18,547	18,829
China	11,296	11,845	12,105	12,506
Brazil	10,763	11,471	11,417	11,900
European Union (27 countries)	10,110	10,365	10,440	10,465
Mexico	2,698	2,868	2,825	2,895
Others	19,647	20,835	21,443	22,299
Total	73,403	76,741	76,777	78,894

Primary Poultry Exporters	2007	2008(2)	2009(2)	2010(3)
	(In thousands of tons - “ready to cook” equivalent)
Brazil	3,099	3,446	3,313	3,520
U.S.A.	2,926	3,464	3,232	3,105
European Union (27 countries)	759	863	830	825
China	358	285	250	254
Thailand	296	383	385	420
Others	527	633	705	766
Total	7,965	9,074	8,715	8,890

Primary Poultry Consumers	2007	2008(2)	2009(3)	2010(3)
	(In thousands of tons - “ready to cook” equivalent)
U.S.A.	15,982	15,858	15,406	15,783
China	11,450	12,004	12,250	12,637
European Union (27 countries)	10,127	10,339	10,440	10,470
Brazil	7,665	8,026	8,105	8,381
Mexico	3,280	3,508	3,475	3,582
Russia	2,678	2,847	2,750	2,890
Others	21,913	23,223	23,687	24,459
Total	73,095	75,805	76,113	78,202
(1) Includes chicken, special poultry and turkey
(2) Preliminary data
(3) Estimated

Source: USDA, October 2009

Pork

Brazil is the fourth largest producer and exporter, and the sixth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and exports of pork have increased over the last  years, except in 2008 and in 2009, when domestic prices were more attractive than export prices, so producers decided to sell their products to internal markets. The USDA projects an increase in global production and consumption of pork in 2009, and an increase of approximately of 8.5% in Brazil’s pork exports for 2010. Higher Brazilian exports reflect better financial conditions of the import countries, mainly Russia and Ukraine, major destinations for Brazilian pork meat.

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

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2007	2008(1)	2009(2)	2010(2)
	(In thousands of tons - weight in equivalent carcass)
China	42,878	46,205	48,500	50,300
European Union (27 countries)	22,858	22,596	22,000	21,900
U.S.A.	9,962	10,599	10,446	10,185
Brazil	2,990	3,015	3,123	3,249
Russian Federation	1,910	2,060	2,205	2,290
Vietnam	1,832	1,850	1,850	1,850
Others	12,155	12,203	12,112	12,109
Total	94,585	98,528	100,236	101,853

Main Pork Exporters	2007	2008(1)	2009(2)	2010(2)
	(In thousands of tons - weight in equivalent carcass)
U.S.A.	1,425	2,117	1,887	2,018
European Union (27 countries)	1,286	1,726	1,250	1,200
Canada	1,033	1,129	1,130	1,100
Brazil	730	625	645	700
China	350	223	230	240
Chile	148	142	142	150
Others	190	185	181	200
Total	5,162	6,147	5,465	5,608

Main Pork Consumers	2007	2008(1)	2009(2)	2010(2)
	(In thousands of tons - weight in equivalent carcass)
China	42,726	46,412	48,300	50,300
European Union (27 countries)	21,507	21,025	20,800	20,750
U.S.A.	8,965	8,806	8,925	8,557
Russian Federation	2,803	3,112	2,954	3,039
Japan	2,473	2,487	2,494	2,487
Brazil	2,260	2,390	2,478	2,549
Others	13,700	14,125	14,071	14,185
Total	94,434	98,357	100,022	101,867
(1) Preliminary data
(2) Estimated

Source: USDA, October 2009

Beef

We began to produce beef cuts in the fourth quarter of 2005 for sale in our export markets and in the Brazilian market. Brazil is the largest exporter, the second largest producer and the third largest consumer of beef in the world, according to tonnage data compiled by the USDA. The USDA projects a decrease in global production, consumption and an increase in exports of beef in 2010. We believe that the effects of the economic crisis of 2009 did not fade significantly in the developed countries, and that is why consumption of beef is not expected to grow in 2010. Exports are expected to grow mainly in the developing countries, where economic activity is recovering at a faster pace in comparison to the U.S. and EU-27 economies.

	World Beef Panorama
Main Beef Producers	2007	2008(1)	2009(1)	2010(2)
	(In thousands of tons - weight in equivalent carcass)
United States	12,096	12,163	11,816	11,631
Brazil	9,303	9,024	8,935	9,290
China	6,134	6,132	5,764	5,530
EU-27	8,188	8,090	8,000	7,950
Argentina	3,300	3,150	3,200	2,800
India	2,413	2,525	2,660	2,795
Others	16,925	16,966	16,407	16,409
Total	58,359	58,050	56,782	56,405

	World Beef Panorama
Main Beef Consumers	2007	2008(1)	2009(1)	2010(2)
	(In thousands of tons- weight in equivalent carcass)
U.S.A.	12,829	12,452	12,310	12,158
European Union (27 countries)	8,690	8,352	8,310	8,280
Brazil	7,144	7,252	7,410	7,445
China	6,065	6,080	5,751	5,530
Argentina	2,771	2,732	2,642	2,420
Mexico	1,961	1,966	1,880	1,920
Others	18,487	18,616	17,813	18,219
Total	57,947	57,450	56,116	55,972
_______________
	World Beef Panorama
Main Beef Exporters	2007	2008(1)	2009(1)	2010(2)
	(In thousands of tons- weight in equivalent carcass)
Brazil	2,189	1,801	1,555	1,870
Australia	1,400	1,407	1,390	1,350
India	678	672	675	700
U.S.A.	650	856	785	837
New Zealand	496	533	525	517
Others	2,158	2,221	2,180	1,932
Total	7,571	7,490	7,110	7,206

(1) Preliminary data
(2) Estimated

Source: USDA, October 2009

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef meat to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, Hybrid, Aviagen do Brasil and sometimes from Agrogen. We send these eggs to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. In 2009, we maintained an average parent breeding stock of approximately 11.4 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,588.6 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2009. We hatch these eggs in our 25 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 26,097 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2009, we had a fully automated slaughtering capacity of 30.0 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork from local producers (7.5% of our total pork needs in 2009). We purchase the remainder of our pork on the spot market (2.7% of our total pork needs in 2009).

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuária Imbuial and Master Agropecuária or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 19,345 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2009, we had a pork slaughtering capacity of 189,213 heads per week.

Beef

We do not raise cattle at our facilities. We purchase cattle primarily from local producers in the region of Mirassol D’Oeste and Várzea Grande in the State of Mato Grosso. Although we purchase cattle on the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle and cut and package the beef.

At December 31, 2009, we had a beef slaughtering capacity of 9,000 heads per week.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina, Rio Verde in the State of Goiás.  In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other items of pasta and bakery.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other industrialized products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

We sell a variety of frozen vegetables, such as broccoli, peas, French fries and cassava fries. These products are produced for us by a third party that delivers them to us packaged, almost all for our Escolha Saudável (“Healthy Choice”) line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business. We receive royalties from Bunge Alimentos for the use of the Perdigão brand for soybean oil under a licensing agreement.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We also produce margarines in our plant in Paranaguá, State of Paraná, under the brands Qualy and Deline.  We began to sell this product as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

Dairy Products

The following graphic is a simplified representation of our dairy products chain.

Dairy Products Production Chain

Through the acquisition of Batávia and Eleva, we produce dairy products in 15 plants. We receive milk from a network of 11,737 milk producers in more than 553 cities. The milk is purchased mainly from local producers and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

BRF – Brasil Foods is the second largest milk collector in Brazil based on volume, according to information compiled from Leite Brasil, the Brazilian National Agriculture Confederation (Confederação Nacional da Agricultura), the Brazilian Confederation of Dairy Cooperatives (Confederação Brasileira de Cooperativas de Laticínios) and the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária).

Feed

We produce most of the feed consumed at the farms operated by our integrated outgrowers of poultry and hogs. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local producers of hogs at market rates. Animal feed sales accounted for R$133.5 million in 2009 (0.8% of our net sales), R$135.6 million in 2008 (1.2% of our net sales) and R$99.3 million in 2007 (1.5% of our net sales).

We own 23 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2009, we purchased approximately 45% of our corn from rural producers and small merchants, 24% through cooperatives and 31% from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and the central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts.

The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting our Results of Operations—Commodity Prices.”

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

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 1, 2009, Brazil had an estimated population of 191.5 million people, according to data from the IBGE. According to IBGE, Brazil had a GDP of R$3.1 trillion for 2009, representing an increase of 4.6% over GDP of R$2.9 trillion for 2008, in each case in nominal terms. GDP per capita increased 1.2% in 2009 to R$16,414. The Brazilian government implemented fiscal and monetary policies, such as reductions of taxes and interest rates, designed to mitigate the impacts of the international crisis over the Brazilian economy. Since the third quarter of 2009, the industry and services sectors began to hire again, which raised consumer confidence, leading customers to return to buy durables and non-durable products. As a consequence, many economists believe that Brazil’s economy will grow at a strong rate in 2010. The Central Bank forecasts that the Brazilian GDP in 2010 will increase 5.5% compared to 2009. The inflation rate, as measured by the IPCA, published by the IBGE, was 5.9% in 2008 and 4.3% in 2009, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

Brazil is a large consumer of meat, with estimated per capita meat consumption of 89.9 kilograms in 2009, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend toward improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products. In the fourth quarter of 2008, the worsening of the global economic and financial crisis began to affect demand for our products in general in the Brazilian market. These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and continued to do so in 2009. For information about certain expected macroeconomic trends for 2010, see “Item 5. Operating Financial Review and Prospects—D. Trend Information.”

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably our company and Sadia, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is now owned by Marfrig). The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more similar to commodities in nature.

Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen do Brasil S.A., the specialty meats market in Brazil accounted for net sales of R$14.7 billion in 2009, representing a 5% increase over R$14.0 billion in 2008. Based upon information compiled by A.C. Nielsen do Brasil S.A., the frozen processed meats market represented net sales of approximately R$2.3 billion in Brazil in 2009, a 5% decrease over R$2.5 billion in net sales in 2008. The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income, and marketing efforts, with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

In 2009, according to A.C. Nielsen do Brasil, the Brazilian market for dairy processed products totaled approximately R$4.0 billion, an increase of 8%, from R$3.7 billion in 2008. Brazil is one of the world’s largest consumers of dairy products. The size of the Brazilian margarine market was approximately R$2.2 billion in 2009, according to A.C. Nielsen do Brasil S.A.

Export Markets

The global trade in poultry, pork and beef products has grown in recent years, according to the USDA, and meat consumption among major countries has also grown. Brazilian exports of chicken decreased at an accumulated rate of 3.7% from January to December 2009, in terms of volume, from 3,446 thousand tons to 3,313 thousand tons. However, Brazilian exports of pork grew at an accumulated rate of 3.2% in 2009, from 625 thousand tons to 645 thousand tons. In addition, Brazilian exports of beef decreased at an accumulated rate of 13.7% in 2009, from 1,801 thousand tons to 1,555 thousand tons. The worsening of the global economic and financial crisis in the fourth quarter of 2008 led to significant weakness in demand for pork, beef and poultry at the end of 2008, and this weakness has continued 2009.

In the milk and dairy products industry, Brazil has been exporting various products, especially powdered milk, since 2000, as an alternative to the domestic market, and the sales volume of powdered milk increased from only 229 tons in 2000 to 12.7 thousand tons in 2009, according to SECEX.

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

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 492 confirmed human cases of avian influenza and 291 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

Similarly, global trade in pork products has been negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. More than 17,000 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but, as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Still, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada. Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in our export markets or in Brazil. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets.

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

Sales

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 58.9% of our net sales in 2009, 56.4% in 2008 and 52.5% in 2007. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 41.1%, 43.6% and 47.5% of our net sales in 2009, 2008 and 2007, respectively.

The table below demonstrates the breakdown of our net sales for the periods indicated:

	2009	2008	2007
Domestic Market	58.9%	56.4%	52.5%
Poultry	3.6%	3.6%	2.7%
Pork/Beef	2.4%	1.4%	0.8%
Processed food products	41.2%	35.1%	43.0%
Milk	9.1%	13.0%	2.8%
Other	2.6%	3.3%	3.2%
Export	41.1%	43.6%	47.5%
Poultry	26.2%	26.3%	28.0%
Pork/Beef	6.4%	7.2%	8.0%
Processed food products	8.4%	9.2%	11.5%
Milk	0.1%	0.9%	—
Total	100.0%	100.0%	100.0%

Overall Comparison of the Company’s Net Sales for the Three Years Ended December 31, 2009, 2008 and 2007

Domestic Market

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to supermarkets, wholesalers, retail stores, and food service and other institutional buyers. The table below sets forth our domestic net sales to supermarkets, retail stores, wholesalers and institutional buyers as a percentage of total domestic net sales for the periods indicated.

	2009	2008	2007
	(percentage of domestic net sales)
Supermarkets	57.7	63.2	63.9
Wholesalers	19.0	20.1	19.1
Food service and other institutional buyers	8.2	7.4	7.7
Retail stores	15.1	9.3	9.3
Total	100.0%	100.0%	100.0%

In 2009, our five largest customers accounted for 16.2% of our domestic net sales, compared to 16.4% in 2008 and 14.5% in 2007. None of our customers accounted for more than 2.8% of our total net sales in 2009. One of our strategies is to continue to expand our food service client base, which already includes Burger King, Mc Donalds and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

Our domestic distribution network uses 36 distribution centers in 14 Brazilian states and the Federal District. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 50 cross- docking points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 25 of our distribution centers and lease the remaining 11 centers, which are listed under “—D. Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

In certain areas of the country, we act through nine exclusive third-party distributors, which operate in Apucarana, Cascavel and Foz do Iguaçu in the State of Paraná; Cuiabá in the State of Mato Grosso; Campos dos Goytacazes, Três Rios and Nova Friburgo in the State of Rio de Janeiro; Vilhena in the State of Rondônia; and Rio Branco in the State of Acre.

Export Markets

We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other regions. The table below sets forth a breakdown of our export net sales and sales volumes by region, excluding Sadia’s net sales and sales volumes, as percentages of total export net sales and total export sales volumes for the periods indicated.

	2009		2008		2007
	Export Net Sales	Total Tons	Export Net Sales	Total Tons	Export Net Sales	Total Tons
	(%)	(%)	(%)	(%)	(%)	(%)
Europe:
Germany	5.8	5.6	5.4	5.1	7.2	5.6
England	6.4	3.6	6.0	3.8	6.5	4.0
Netherlands	2.5	1.5	2.2	1.4	2.1	1.2
Others	8.7	5.6	8.6	6.3	13.9	10.5
Total	23.4	16.3	22.2	16.6	29.7	21.3
Far East:
Japan	9.3	8.4	12.1	9.3	11.4	10.8
Hong Kong	8.2	9.4	6.9	9.2	7.9	9.3
Singapore	2.4	2.3	2.3	2.3	3.1	3.2
Others	1.4	1.4	1.6	1.8	2.5	2.8
Total	21.3	21.5	22.9	22.6	24.9	26.1
Eurasia:
Russia	9.0	8.2	12.4	9.9	11.7	10.7
Others	2.4	2.6	2.2	2.2	4.0	4.8
Total	11.4	10.8	14.6	12.1	15.7	15.5
Middle East:
Saudi Arabia	16.0	17.7	13.4	14.5	13.5	15.5
United Arab Emirates	4.0	4.7	3.5	4.2	2.3	2.8
Kuwait	1.6	1.9	2.5	3.3	2.3	2.9
Others	6.6	7.4	6.2	7.7	4.5	5.5
Total	28.2	31.7	25.6	29.7	22.6	26.7
Africa, the Americas and Other	15.7	19.7	14.7	19.0	7.1	10.4
Total	100.0	100.0	100.0	100.0	100.0	100.0

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

In the specialty meats market, we (excluding Sadia) had a 27.2% market share by sales volume in 2009, Sadia had 28.8%, while Aurora and Seara had market shares of 8.7% and 4.0%, respectively, according to A.C. Nielsen do Brasil S.A. The specialty meats market accounted for estimated revenues of approximately R$14.7 billion in Brazil in 2009, compared to R$14.0 billion in 2008, an increase of 5%. Since 1995, this market has had annual average growth of 9.7% in terms of sales volume. The four largest players accounted for 68.7% of the market in 2009, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players.

The following graph shows the historical market share (in percentages) of our company and our major competitors, by sales volume, in specialty meats for the periods indicated.

By Volume

Source: A.C. Nielsen do Brasil S.A.

YTD: January 2009 -December 2009

In the frozen processed meats market (which includes hamburgers, steaks and breaded meat products, kibes and meatballs), we (excluding Sadia) had a 31.9% market share by sales volume from December 2008 through November 2009, Sadia had a market share of 38.4% and Seara, 4.6%, according to A.C. Nielsen do Brasil S.A. Marfrig is the fourth largest player in the market with a market share of 3.0% during that period. Since 1995, the market has had average annual growth of 14.2% in terms of sales volume. The frozen processed meat market accounted for estimated revenues of approximately R$2.3 billion in Brazil in 2009, compared to R$2.4 billion in 2008, an decrease of 5%.

The graph below shows the market share of our company and our major competitors, by volume, in frozen processed meats for the periods indicated.

By Volume

Source: A.C. Nielsen do Brasil S.A.

YTD: December 2008 - November 2009

In the frozen pasta market (which includes lasagnas and other products), we (excluding Sadia) had a 32.6% market share by sales volume in December 2008 through November 2009, while Sadia had a market share of 51.7%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$515 million in 2009, compared to R$425 million in 2008, an increase of 21.2%. The frozen pasta market grew at an annual average rate of 22.4% from 1998, when we entered the market, to 2009, in terms of sales volume.

In the frozen pizza market, we (excluding Sadia) had a 33.1% market share by sales volume from January through December 2009, while Sadia had a market share of 34.2% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated revenues of R$478 million in 2009, compared to R$387 million in 2008, an increase of 24%. The frozen pizza market grew at an annual average rate of 12.7% from 2000 to 2009 in terms of sales volume.

In the dairy products market, we had a 12.8% market share by sales volume from December 2008 through November, 2009, while Danone, Nestlé and Paulista had market shares of 18.4%, 16.2% and 6.5%, respectively, according to A.C. Nielsen do Brasil S.A. The dairy products market accounted for estimated revenues of approximately R$4.0 billion in Brazil in 2009, compared to R$3.7 billion in 2008, an increase of 8%. Since 2003, this market has had annual average growth of 6.5% in terms of sales volumes.

The following graph shows the market share (in percentages) of our Company and our major competitors, by sales volume, in dairy products for the periods indicated.

By volume

Source: A.C. Nielsen do Brasil S.A.

YTD: December 2008 - November 2009

____________

*    Includes Batavo and Elegê beginning in 2006

In the margarine market, we (excluding Sadia) had a 19.0% market share by sales volume from December 2008 through November 2009, Sadia had 44.6%, while  Bunge had a market share of 28.0%, according to A.C. Nielsen do Brasil S.A. The margarine market accounted for estimated revenues of approximately R$2.4 billion in Brazil in 2009, according to A.C. Nielsen do Brasil S.A.

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

Export Markets

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Seara competes with us internationally and has many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers.

The table below sets forth the main Brazilian exporters’ percentage of poultry and pork markets in 2008, by total sales volumes. ABEF and ABIPECS, associations that consolidate companies export data, have not yet released updated statistics for 2009.

Company	Percentage of Brazilian Exports - Poultry

Sadia	23.31%
Perdigão	21.93%
Seara	11.86%
Frangosul	10.01%
Marfrig	4.72%

Source: ABEF

Company	Percentage of Brazilian Exports - Pork

Perdigão	21.64%
Sadia	17.41%
Aliben	14.20%
Seara	11.15%
Plamplona	8.41%
Aurora	6.84%

Source: ABIPECS

In our export markets, we compete primarily based on quality, cost, selling price and service to our customers.

Distribution of Products

Domestic Market

We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our cross-docking facilities. We reach approximately 98% of the Brazilian territory through a nationwide distribution network. As of December 31, 2009, we operated 36 distribution centers and 50 cross-docking points.

Shipment of Products

We export our products primarily through the ports of Itajaí and Navegantes in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses that we lease under long-term leases and that are located near the ports. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.

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

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but they also tend to last longer than strikes by government agents. In the third quarter of 2007 and in March 2008, for example, sanitary inspectors struck for approximately a month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, Japan, The Netherlands, Russia, Singapore, Italy, Hungary, Austria, Portugal, France, Germany, Turkey,  Argentina, Chile, Uruguay, Cayman Islands, Venezuela. China  and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

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

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the Perdigão and Batavo brands in the domestic market and under the Perdix, Fazenda, Borella, Confidence and other brands in our export markets, as described below in “—Marketing.”

We also use several brands for specific products or product lines. In the domestic market, these brands include Chester®, Turma da Mônica (license trademark, with contract until 2013), Confiança, Escolha Saudável, Toque de Sabor (for Lasagnas), Doriana, Claybom, Pense Light, Bio Fribas, Naturis, Ouro and Nabrasa.

In foreign markets, we use the following brands: Halal (in the Middle East other than Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in several Middle Eastern countries).

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

In February 2008, we completed the acquisition of Eleva, assuming all its rights and obligations, including the trade mark Elegê. In April 2008, we also acquired Maroca e Russo Indústria e Comércio Ltda. (Cotochés) and assumed all its rights and obligations, including the regional brand Cotochés.

In 2009, we entered into a business combination with Sadia, and Sadia became our wholly-owned subsidiary. Sadia sells its products mainly under the brands Sadia, Hot Pocket, Miss Daisy, Fiesta, Resende, Texas, Texas Burger, Speciale Sadia, Sadilar, Nuggets, Tekitos, Wilson, Deline and Qualy (for margarines) in the domestic market. In foreign markets, Sadia uses the following brands: Sadia, Resende, Hilal, Corcovado and Sahtein.

Sadia has applied to have the Sadia trademark recognized as a “well known trademark” with the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial), which is reviewing the application. The Sadia trademark is registered in more than 90 countries in the Middle East, the Caucasus and Latin America, including Saudi Arabia, United Arab Emirates, Egypt, Bahrain, Yemen, Iran, Iraq, Israel, Lebanon and Oman. Sadia’s mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, and this protection extends to countries other than Brazil. Sadia maintains an active marketing program using both electronic and printed media. In addition, Sadia has patents registered in Brazil and more than 20 other countries.

Finally, we are owners of several domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “escolhasaudavel.com.br,” “perdix-international.com.br,” “toquedesabor.com.br,” doriana.com.br,” “delicate.com.br,” “claybom.com.br.” Our subsidiary Sadia is also the owner of several names in Brazil, registered with the competent authority, such as “sadia.com.br,” “sadiainstitute.org,” “missdaisy.com.br,” “resendenet.com.br,” “hotpoket.com.br,” “clubequaly.com.br” and “sadiafoodservices.com.br.”

Regulation

The Brazilian Ministry of Agriculture regulates our activities through the Secretary for Agriculture and Cattle Breeding Defense (Secretaria de Defesa Agropecuária) and the Animal Products Inspection Department (Departamento de Inspeção de Produtos Animais). This department is responsible for issuing regulations, conducting inspections and providing legal support relating to livestock, animal breeding, food processing and any other activity involving animal-related affairs in the Brazilian territory. Under applicable regulations, facilities that handle animal products must obtain permits and authorizations from the Federal Inspection Service of the Federal Office of the Ministry of Agriculture (Serviço de Inspeção Federal da Delegacia Federal do Ministério da Agricultura, Pecuária e Abastecimento), including a license to operate each facility, and must submit to periodic monitoring by the Brazilian state where the facility is located.

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

In the domestic market, we have historically marketed our products primarily under the Perdigão brand, which we believe is associated with quality and innovative products. We also use a secondary brand, Batavo, which is especially recognized in the State of Paraná. Although we previously used the Batavo brand under license, we acquired a controlling interest in the brand through the Batávia acquisition. We also have well known brands for specific products, such as our Chester® roosters, one of the most popular brands for premium poultry products in Brazil. In addition, we offer a popular Turma da Mônica line of processed foods for children. We have a licensing agreement to use the name and image of Mônica, a well known cartoon character in Brazil, and we use this brand for a wide variety of products, including our Turma da Mônica brand margarine for kids. Batávia also uses the Parmalat brand for processed refrigerated dairy products, such as yogurt. Upon the acquisition of Batávia, we entered into a license agreement with Parmalat S.p.A. to use the Parmalat brand for processed dairy products and other products for a period of three years until the end of 2009, renewable for subsequent one-year periods, if there is no communication otherwise.  In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, and also established a joint venture with Unilever for us of the margarine brand Becel.

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

In addition, Sadia sells its products in the domestic market mainly under the brands Sadia, Qualy, Rezende, Miss Daisy, Texas, Texas Burger, Speciale Sadia, Sadilar, Deline, Nuggets, Tekitos, Hot Pocket and Wilson, all of which are registered with the Brazilian Trademark Office (INPI) . In foreign markets, Sadia uses the brands Sadia, Resende, Hilal, Corcovado and Sahtein. Sadia also has a license for the use of the Excelsior trademark, owned by Excelsior Alimentos S.A., pursuant to an agreement valid until September 1, 2013.

      For more information, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

C.  Organizational Structure

See “—A. History and Development of the Company—Corporate Structure.”

D.            Property, Plant and Equipment

Production

We have a number of production facilities throughout Brazil. We currently operate 42 meat processing plants, one pizza, pasta, dessert and industrialized processing plant, two margarine plants, 25 hatcheries, 23 animal feed mills, 14 dairy/dessert processing plants, 13 milk collection points and one soybean processing plant.

We also operate 31 grain purchasing branches, through which we purchase corn needed for our animal feed production.

The table below sets forth our production facilities.

Production Plant	State of Location	Activities
Bom Retiro do Sul	Rio Grande do Sul	Meat processing
Braço do Norte*	Santa Catarina	Pork slaughtering
Brasília	Distrito Federal	Poultry slaughtering, industrialized products processing and animal feed
Buriti Alegre	Goiás	Poultry slaughtering and animal feed
Capinzal	Santa Catarina	Poultry slaughtering and poultry processing
Carambeí	Paraná	Pork and poultry slaughtering (including turkey); chicken, turkey and pork processing
Caxias do Sul*	Rio Grande do Sul	Pork slaughtering
Chapecó	Santa Catarina	Poultry (including Turkey) slaughtering, industrialized products processing and animal feed
Concórdia	Santa Catarina	Poultry and pork slaughtering, industrialized products processing and animal feed
Dois Vizinhos	Paraná	Poultry slaughtering, soybean processing and animal feed
Dourados	Mato Grosso do Sul	Poultry slaughtering
Duque de Caxias	Rio de Janeiro	Industrialized products processing
Faxinal dos Guedes	Santa Catarina	Poultry slaughtering and animal feed
Francisco Beltrão	Paraná	Poultry (including Turkey) slaughtering and animal feed
Garibaldi*	Rio Grande do Sul	Hatchery, poultry slaughtering and animal feed
Herval D’Oeste	Santa Catarina	Pork slaughtering and pork processing
Jataí	Goiás	Poultry slaughtering and poultry processing

Production Plant	State of Location	Activities
Lages	Santa Catarina	Pasta, pizza and cheese bread processing; beef processing
Lajeado	Rio Grande do Sul	Pork and poultry slaughtering and pork processing
Lajeado*	Rio Grande do Sul	Poultry slaughtering and animal feed
Lucas do Rio Verde	Mato Grosso	Poultry and pork slaughtering, industrialized products processing and animal feed
Marau (3 plants)	Rio Grande do Sul	Pork and poultry slaughtering and processing
Mato Castelhano*	Rio Grande do Sul	Pork slaughtering
Mineiros	Goiás	Special poultry (turkey and Chester®) slaughtering and processing
Mirassol D’Oeste	Mato Grosso	Beef plant
Nova Mutum	Mato Grosso	Poultry slaughtering and processing
Ponta Grossa	Paraná	Pizzas, pasta, desserts (Miss Daisy), industrialized products processing
Porto Alegre	Rio Grande do Sul	Poultry slaughtering
Rio Verde	Goiás	Pork and poultry slaughtering; poultry, pork, pies and pasta processing
Salto Veloso	Santa Catarina	Poultry, pork and beef processing
Santa Cruz do Sul	Rio Grande do Sul	Industrialized Products
São Gonçalo dos Campos	Bahia	Poultry slaughtering and processing
Serafina Corrêa	Rio Grande do Sul	Poultry slaughtering
Tatuí	São Paulo	Industrialized Products
Toledo	Paraná	Poultry and pork slaughtering, industrialized products processing, animal feed, and soybean oil
Três Passos	Rio Grande do Sul	Pork slaughtering and animal feed,
Uberlândia	Minas Gerais	Poultry (including turkey) and pork slaughtering, industrialized products processing and animal feed
Valinhos	São Paulo	Margarine processing
Várzea Grande/Campo Verde	Mato Grosso	Poultry slaughtering, industrialized products processing and animal feed
Videira	Santa Catarina	Pork and poultry slaughtering and processing
Videira	Santa Catarina	Pork and poultry slaughtering
Videira	Santa Catarina	Soybean crushing
Vitória de Santo Antão	Pernambuco	Industrialized Products
Dairy products:
Amparo*	São Paulo	Dairy products
Barra Mansa*	Rio de Janeiro	Dairy products
Bom Conselho**	Pernambuco	Dairy products
Carambeí	Paraná	Dairy products
Conceição do Pará*	Minas Gerais	Dairy products
Concórdia	Santa Catarina	Dairy products
Ijuí	Rio Grande do Sul	Dairy products
Itatiba*	São Paulo	Dairy products
Itumbiara	Goiás	Dairy products
Ravena	Minas Gerais	Dairy products
Santa Rosa	Rio Grande do Sul	Dairy products
São Lourenço	Rio Grande do Sul	Dairy products
Teutônia	Rio Grande do Sul	Dairy products
Três de Maio**	Rio Grande do Sul	Dairy products
Soybean and margarine:
Valinhos	São Paulo	Margarine processing
Videira	Santa Catarina	Soybean crushing

* Production facilities owned and operated by third-party producers who produce according to our specifications.
** Under construction. For more information, see “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Some of our real estate assets are subject to liens incurred to secure our obligations under financing agreements, as described in note 14 of our consolidated financial statements included elsewhere in this document, as well as liens with respect to payment of taxes and legal proceedings.

Distribution

We operate 36 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased
Bauru, São Paulo	Owned
Belém, Pará	Leased
Belo Horizonte, Minas Gerais	Owned
Brasília - Distrito Federal	Owned
Campinas, São Paulo	Owned
Carambeí, Paraná	Owned
Cuiabá, Mato Grosso	Owned
Curitiba, Paraná	Leased
Duque de Caxias, Rio de Janeiro	Owned
Embú, São Paulo	Owned
Esteio, Rio Grande do Sul	Leased
Fortaleza, Ceará	Owned
Goiânia, Goiás	Leased
Itajaí, Santa Catarina	Leased
Jaguaré, São Paulo	Owned
Jundiaí, São Paulo	Owned
Manaus, Amazonas (2 distribution centers)	Leased
Marau, Rio Grande do Sul	Owned
Paranaguá, Paraná (2 distribution centers)	Owned
Ponta Grossa, Paraná	Owned
Porto Alegre, Rio Grande do Sul	Leased
Ravena, Minas Gerais	Owned
Recife, Pernambuco	Leased
Recife, Pernambuco	Owned
Rio de Janeiro, Rio de Janeiro	Owned
Rio de Janeiro, Rio de Janeiro	Leased
Santos, São Paulo	Owned
Salvador, Bahia	Owned
Salvador, Bahia	Owned
São José dos Pinhais, São Paulo	Leased
Teutônia, Rio Grande do Sul	Owned
Uberlândia, Minas Gerais	Owned
Videira, Santa Catarina	Owned
Vitória, Espírito Santo	Leased

We operate 50 cross-docking points in Brazil, in the locations set forth in the table below.

Cross-Docking Points	Owned or Leased
Apucarana, Paraná (2 cross-docking points)	Leased
Aracajú , Sergipe	Leased
Araçatuba, São Paulo	Leased
Barreiras, Bahia	Leased
Bauru, São Paulo (2 cross-docking points)	Owned
Bauru, São Paulo	Leased
Belem, Pará	Leased
Belo Horizonte, Minas Gerais	Leased
Brasilia, Distrito Federal	Owned
Campo Grande, Mato Grosso do Sul	Owned
Campo Grande, Mato Grosso do Sul	Leased
Cascavel, Paraná	Leased
Catanduva, São Paulo	Leased
Cuiabá, Mato Grosso	Leased
Esteio, Rio Grande do Sul	Leased
Fortaleza, Ceará	Leased
Goiania, Goiás	Leased
Guarapuava, Paraná	Leased
Guarulhos, São Paulo	Owned
Imperatriz, Maranhão	Leased
Itabuna, Bahia (2 cross-docking points)	Leased
Itajai, Santa Catarina	Owned
Jardinópolis, São Paulo	Leased
Limeira, São Paulo	Leased
Macapá, Amapá	Leased
Maceió, Alagoas	Leased
Natal, Rio Grande do Norte (2 cross-docking points)	Leased
Paraiso do Tocantins, Tocantins	Leased
Passo Fundo, Rio Grande do Sul	Leased
Porto Velho, Rondonia	Leased
Pouso Alegre, Minas Gerais	Leased
Ribeirão Preto, São Paulo	Owned
Ribeirão Preto, São Paulo	Leased
S. Bernardo do Campo, São Paulo	Leased
S. José dos Campos, São Paulo	Owned
Santa Maria, Rio Grande do Sul	Owned
Santos, São Paulo	Leased
São Luís, Maranhão	Leased
São Paulo, São Paulo	Owned
Teresina, Piauí (2 cross-docking points)	Leased
Tocantins, Tocantins	Leased
Uberlândia, Minas Gerais	Leased
Varginha, Minas Gerais	Leased
Vitória, Espírito Santo	Leased
Vitória da Conquista, Bahia	Leased

We also own administrative offices in São Paulo in the State of São Paulo and in Videira in the State of Santa Catarina, and we lease an administrative office in Itajaí in the State of Santa Catarina. We lease ten sales offices abroad.

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

We retain professionals with training in risk and waste management capable of prompt action in emergency situations. All our meat processing plants were built in compliance with applicable environmental laws relating to the disposal of effluents and waste. In addition, our Marau facility was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool that seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to the certification under ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series), respectively.  In 2009, eight of BRF’s units were certified according to the ISO 14001 standards: Lages, Marau Aves, Marau Suínos, Herval d’Oeste,  Serafina Corrêa, Chapecó, Paranaguá and Ponta Grossa.

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

We are also aware of the need to increase and expand our environmental control systems in line with the pace of growth and diversification expected over the next few years. All new investments involving an increase in production must build enhanced effluent treatment plants and fuel and steam generation capacity to meet standards already reached elsewhere and, if possible, improving these indicators. In 2009, we invested R$111.8 million in environmental projects.

Insurance Coverage

We purchase insurance to cover the following risks: (1) fire, windstorm, lightning, explosions and other risks to our property, plant and equipment and inventories, with maximum coverage per occurrence of R$1.0 billion, subject to sub-limits; (2) damages for loss of profits, with maximum coverage per occurrence of R$350.0 million, in case of fire, lightning, explosions and floods; (3) domestic transportation risks, with maximum coverage per occurrence of R$8.2 million, for which the amounts are calculated based on the registered cargo; (4) international transportation risks for export, with maximum coverage of U.S.$134.5 million and transportation risks for import, with maximum coverage of U.S.$11.0 million, depending on the shipping terms; and (5) other coverage, including general civil liability, directors’ and officers’ liability and vehicle insurance. The total coverage of our property, plant and equipment and inventories described in items (1) and (2) above was R$15.9 billion at December 31, 2009, compared to R$4.3 billion at December 31, 2008 and R$2.1 billion at December 31, 2007.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating and Financial Review and Prospects

Unaudited Combined Statement of Operations Data for the Years Ended December 31, 2008 and 2009

The unaudited combined statement of operations data for the years ended December 31, 2009 and 2008 presented below have been derived by combining our results of operations data derived from our audited financial statements for those fiscal years to Sadia’s results of operations data derived from its historical consolidated statements of income for the years ended December 31, 2009 and 2008.  The unaudited combined statement of operations data does not reflect any pro forma adjustments that assume that the business combination with Sadia had been consummated as of the beginning of the period presented, nor does that information reflect what our results of operations would have been had we been a combined entity during that period.  The December 31, 2009 “Sadia BR GAAP” column below represents the results of Sadia’s operations from January 1, 2009 to July 7, 2009, which is the day before BRF acquired control of Sadia, and the “BRF BR GAAP” column includes the results of Sadia’s operations from the acquisition date (July 8, 2009).

We present this unaudited combined statement of operations as a supplement to our audited consolidated financial statements included in this Annual Report.  We believe this information may be useful in comparing our results of operations for the years ended December 31, 2009 and 2008.  However, presenting this combined data is not in accordance with Brazilian GAAP or U.S. GAAP and does not reflect the changes in our capital structure and other effects of the business combination with Sadia.  You should rely primarily on our audited consolidated financial statements included in this Annual Report and should use the following combined data only as a supplement to those financial statements.

	Year Ended December 31, 2009
	BRF	Sadia	BR GAAP
	BR GAAP	BR GAAP	Combined
			(unaudited)
	(in millions of reais, except as otherwise indicated)

Statement of Income Data
Net sales	15,905.8	5,030.9	20,936.7
Cost of sales	(12,270.6)	(3,936.1)	(16,206.7)
Gross profit	3,635.2	1,094.8	4,730.0
Operating expenses:
Selling, general and administrative	(3,285.0)	(1,028.6)	(4,313.7)
Other operating income (expense), net	(259.9)	(6.3)	(266.2)
	(3,544.9)	(1,035.0)	(4,579.9)
Operating income (expense) before financial income (expense) and equity pick-up	90.3	59.8	150.1
Financial income (expenses), net	241.2	346.5	587.7
Equity pick-up	2.5	0.4	3.0
Income (loss) before taxes and participation of non-controlling shareholders	334.0	406.7	740.8
Income and social contribution taxes (expense) benefit	(197.2)	(302.1)	(499.3)
Management and employees’ profit sharing	(20.8)	(6.0)	(26.8)
Non-controlling shareholders	4.4	8.5	12.9
Net income	120.4	107.1	227.6

	Year Ended December 31, 2008
	BRF	Sadia	BR GAAP
	BR GAAP	BR GAAP	Combined
			(unaudited)
	(in millions of reais, except as otherwise indicated)

Statement of Income Data
Net sales	11,393.0	10,728.0	22,121.0
Cost of sales	(8,634.1)	(7,866.4)	(16,500.5)
Gross profit	2,758.9	2,861.6	5,620.5
Operating expenses:
Selling, general and administrative	(2,050.3)	(2,112.5)	(4,162.8)
Other operating income (expense), net	(261.9)	(66.9)	(328.8)
	(2,312.2)	(2,179.3)	(4,491.6)
Operating income (expense) before financial income (expense) and equity pick-up	446.7	682.3	1,128.9
Financial income (expenses), net	(630.3)	(3,891.9)	(4,522.2)
Equity pick-up	-	(2.9)	(2.9)
Income (loss) before taxes and participation of non-controlling shareholders	(183.7)	(3,212.5)	(3,396.2)
Income and social contribution taxes (expense) benefit	255.4	717.6	972.9
Management and employees’ profit sharing	(16.9)	(5.0)	(21.8)
Non-controlling shareholders	(0.4)	10.3	9.9
Net income (loss)	54.4	(2.489.6)	(2,435.3)

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 3,000 SKUs, which we distribute to customers in Brazil and in more than 140 other countries. Our products currently include:

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

In the year ended December 31, 2009, we generated 29.8% of our net sales from poultry, 8.8% from pork and beef, 13.6% from milk and dairy products, 44.7% from processed foods, and 3.1% from other products.

In the domestic market, which accounts for 59% of the Company’s total net sales, the Company operates under such brand names as Perdigão, Sadia, Chester, Batavo, Elegê, Rezende, Confiança, Wilson, Fiesta, Miss Daisy, Qualy, Doriana and Becel (through a strategic joint venture with Unilever) and Turma da Mônica (under license), which are among the most recognized names in Brazil. In export markets, which take the remaining 41% of the Company’s total net sales, the leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella and Confidence.

We are a leading producer in Brazil of specialty meats (market share of approximately 56.0% from January to December 2009), frozen processed meats (market share of approximately 70.3% from December 2008 to November 2009), dairy processed products (market share of approximately 12.8% from December 2008 to November 2009), pizzas (market share of approximately 67.3% from January 2009 to December 2009), pastas ( with market share of approximately 84.3% from December 2008 to November 2009) and margarines (market share of approximately 60.1% from January 2009 to December 2009), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A. We also sell our frozen poultry, pork and beef products in the domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 36 distribution centers. As of March 31, 2010, we operate 42 meat processing plants, 36 of which are owned (six are owned by third parties but process meat for us according to our management), 25 hatcheries of which 23 are owned, 23 animal feed mills, 14 dairy processing plants of which nine are owned (one is under construction) and five are owned by third parties, two margarine processing plants (one of them through a joint venture with Unilever), 13 milk collecting centers, one soybean processing plant and one pizza, pasta, dessert and industrialized processing plant.

We are the largest Brazilian exporter of poultry products, based on export sales volumes in 2009, according to ABEF, and are among the largest such exporters in the world. We are also the leading Brazilian exporter of pork products, based on export sales volumes in 2009, according to ABIPECS.

In the milk and dairy product industry, we are a leader in sales of UHT milk in Brazil, with a 14.8% market share, based on volumes of sales from January 2009 to December 2009, according to A.C. Nielsen do Brasil S.A. As of December 31, 2009, we had a 6.5% market share of the Brazilian production of powdered milk, according to the USDA.

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

Brazilian and Global Economic Conditions

GDP growth was 5.4% in 2007, 4.2% in 2008 and (0.2)% in 2009 according to the IBGE. Although the Brazilian economy has shown positive growth trends in the past few years, the economy has recently been affected by factors that include:

•     the global economic crisis since late 2007, which first affected our export sales and later affected our domestic market sales;

•     the appreciation of the real against the U.S. dollar in 2007, followed by the sharp 31.9% devaluation of the real against the U.S. dollar in 2008 and an appreciation of 25.5% in 2009;

•     volatility in commodity and oil prices, exacerbated by the global economic crisis.

In 2007, the devaluation of the US dollar against other currencies and the conservative monetary and fiscal policies of the current government led to an appreciation of the real in relation to the US dollar. The appreciation movement ceased in September 2008, beginning of the collapse of the world financial market. Due to the financial crisis the scenario was the opposite until the end of 2008 and with the recovery of the markets in 2009 the real again began to appreciate, reaching the levels of 2007.

The basic interest rate increased until June 2003, when the Central Bank began to decrease it, reaching 11.25% in April 2008. But the economic activity was so strong that the Central Bank was worried that the disequilibrium between supply and demand could lead to more inflation, deviating it from their annual inflation target of 4.5%. As a result, the Central Bank started increasing interest rates until December 2008, when the benchmark Selic rate reached 13.75% per year.  But fear that the global economic downturn could severely affect Brazil changed the course of interest rate in 2009. The Central Bank began easing monetary policy and, in July 2009, it set Selic at 8.75% per year.

The Brazilian economy remains susceptible to political and economic changes in Brazil, in other emerging markets and in the global economy.  In 2009, the global financial crisis had a more limited effect on Brazil’s economy than in many other large economies because of the high levels of foreign reserves, the controlled fiscal situation and strong domestic demand.

Brazilian macroeconomic factors have also had a direct effect on domestic demand for our products. For example, among the low-income population in Brazil, demand for our specialty meats, frozen processed meats and other frozen foods has increased due to the real income growth between 2005 to 2009. In 2009, real income and nominal salaries in Brazil were 2.4% and 8.4% higher, respectively, than those in 2008.

In recent years, the average unemployment rate in Brazil was also lower than historical levels.  According to IBGE, it reached 6.8% in December 2009, the same level observed in December 2008. As global economic conditions deteriorated significantly in the beginning of 2009, the Brazilian economy was increasingly affected, leading to decreases in industrial output and higher unemployment rates.  According to IBGE, unemployment reached its highest level of 9.0% in March of 2009.

The effectiveness of the government stimulus programs, including a reduction in taxes in the automobile and real estate sectors, led to lower prices of durable goods and increased consumption and industry confidence. From the third quarter of 2009 and on, the service and commerce sectors began hiring again.

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

•    At the end of 2009 Russia established quotas for 2010 on chicken, pork and beef protein imports. The largest shares of these quotas were allocated to the United States and Europe, with the remainder divided among Brazil, Australia, Canada, New Zealand, Argentina and Uruguay.

•    Protectionism in the European market resulted in the imposition of additional import duties on unprocessed products and import quotas for cooked chicken, and processed and seasoned chicken cuts.  The high duties levied  on imports in this market have reduced Brazilian competitiveness.

In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long term, these restrictions affect the rate of growth of our business.

Effect of Animal Diseases

Avian Influenza (H5N1)

Global demand for poultry products first decreased in the first half of 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in the first half of 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in those markets in that period. Although net sales of poultry products in the domestic market increased in the first half of 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets.  In the second half of 2006, poultry exports, demand, production and global inventories gradually improved. Poultry exports also increased in 2007 and in 2008 before the onset of the global economic crisis.

Concerns about avian influenza had less of an effect on demand in 2009 than overall economic factors and the more highly publicized A(H1N1) virus described below.  However, if significant numbers of new avian influenza cases were to develop in humans, even if they did not occur in any of our markets, then demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans could negatively impact our business due to the public sensitivity to the disease.

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

A(H1N1) Influenza (“Swine Flu”)

In 2009, A(H1N1) influenza, also called “swine flu,” continued to spread to many countries. A(H1N1) influenza is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the WHO, there is no relation between those infected with A(H1N1) influenza and contact with persons living near swine or the consumption of pork and pork-derived products.

More than 17,000 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but, as the WHO and other independent sources stated that A(H1N1) influenza is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Even so, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada.

To date, Brazil has a number of documented cases of A(H1N1) influenza. A significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs or to restrictions on the export of some of our products to key export markets, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export  markets. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our Company.

Other Animal Diseases

Demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states were banned in Russia from 2005 to 2007 due to cases of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. Although we do not raise hogs in Mato Grosso do Sul and our Carambeí plant in Paraná accounts for only 12% of our total hog production, these bans affected Brazilian imports into Russia generally and required us to shift pork production for the Russian market to Rio Grande do Sul, the only Brazilian state that was not subject to the ban, until Russia lifted restrictions on imports from an additional eight Brazilian states in December 2007.

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

Similarly, the abrupt decline in export prices in the fourth quarter of 2008 and in 2009, due to the effect of the global economic crisis on export market demand caused an oversupply of products in the domestic market as Brazilian producers, including our company, redirected products to the Brazilian market, negatively affecting average selling prices.

We closely monitor the actions of our major competitors because, among other things, their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence demand and supply both in the domestic market and our export markets. In the domestic market, for example, a significant majority of the market share in several categories, including specialty meats and frozen processed meats, is attributable to our company and a small number of larger competitors.  See “Item 4. Information on the Company—B. Business Overview—Competition.”  In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices for soy meal and soybeans and, to a lesser extent, corn, and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 22.6% of our cost of sales in 2009, 24.3% in 2008 and 23.9% in 2007. Although we produce most of the hogs we use for our pork products, we purchased approximately 7.48% of our hogs from nearby producers in 2009 and an additional 2.7% on the spot market in 2009.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2009, the average corn price quoted on the Chicago Board of Trade (CBOT) was 28.0% lower than  the average in 2008. Soybean prices also decreased by 16.2% in 2009 compared to 2008. The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

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

The following graph illustrates the movements in the price of corn in Cascavel in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, an increase of 2.1% (2009/2008), as reported by Agra Informa Ltda., or “Agra-FNP,” a private Brazilian firm.

Wholesale Corn Prices at Cascavel, State of Paraná (R$  per 60Kg sack)

Current Brazilian government estimates of the Brazilian corn harvest in 2009-2010 forecast 51.4 million tons, according to a survey undertaken by the National Supply Company (Companhia Nacional de Abastecimento) or “CONAB,” an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply, in May 2009. This estimate represents a 0.8% increase from the 51.0 million tons harvested in 2008-2009. Of these 51.4 million tons, 32.4 million tons are forecast for the summer crop and 19.0 million tons for the second crop (safrinha), to be harvested up to early August 2010.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, a decrease of 17.1% (2009/2008), as reported by Agra FNP.

Wholesale Soybean Prices at Ponta Grossa, State of Paraná (R$  per 60Kg sack)

According to a survey released by CONAB in February 2010, current Brazilian government estimates of the Brazilian soybean harvest in 2009-2010 forecast 66.7 million tons. This estimate represents a 16.7% increase over the soybean harvest in 2008-2009.

The estimated total exports of soybeans in the 2009-10 harvest is 26.4 million tons, which represents a 7.6% decrease over the 2008-09 harvest (28.6 million tons). Inventory volumes for the 2009-10 harvest may be increased  compared to 2008-09. CONAB estimates Brazilian inventories of 4.8 million tons, while in the last season stocks reached 0.7 million tons.

Brazilian exports of soybeans from January through December 2009 totaled 28.6 million tons. Revenues from exports in 2009 totaled U.S.$11.4 billion, with an average price of U.S.$400 per ton, compared with an average price of U.S.$447 per ton in 2008.

For information about certain expected trends in commodity prices for 2010, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), or “INPC,” IPCA and IGP-M.

	2009	2008	2007
Appreciation (depreciation) of the real against the U.S. dollar	25.5%	(31.9)%	16.3%
Period-end exchange rate (U.S.$1.00)	R$1.74	R$2.34	R$1.77
Average (daily) exchange rate (U.S.$1.00) (1)	R$1.99	R$1.84	R$1.95
SELIC (2)	14.18	13.75	11.25
Inflation (INPC) (3)	5.2%	6.5%	5.2%
Inflation (IPCA) (4)	4.3%	5.9%	4.5%

Inflation (IGP-M) (5)	(1.7%)	9.8%	7.6%
Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1) The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.
(2) The SELIC (Sistema Especial de Liquidação e de Custódia) interest rate is the primary Brazilian reference interest rate.
(3) INPC is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in eleven metropolitan areas of Brazil.
(4) IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.
(5) IGP-M gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports. For example, in 2009, on a combined basis, our export volumes decreased 6% and our net sales from exports decreased 14% as a result of the significant appreciation of the real against the U.S. dollar during that period.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,579.7 million at December 31, 2009, representing 52% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Effects of Interest Rates

Our financial expenses are significantly affected by movements in Brazilian and foreign interest rates. At December 31, 2009, 62% of our total liabilities from debt obligations and derivative instruments of R$8,798.1 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six-month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below shows the average interest rates to which we were exposed in the years indicated:

	Average Interest for the Year Ended December 31,
	2009	2008	2007
	(%)	(%)	(%)
TJLP	6.12	6.25	6.37
CDI	9.97	12.28	11.91
Six-month LIBOR	1.11	3.06	5.25

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In the years ended December 31, 2009 and 2008, freight costs represented approximately 8.0% and 8.9% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

Changes in Share Capital

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.  In accordance with Brazilian GAAP, per share data and other information in this Annual Report have not been adjusted to give effect to the related share split, except for per share data as stated in “Item 3. Key Information.”  However, the per share data in accordance with U.S. GAAP that is presented in “Item 3. Key Information—A. Selected Financial Data” and Note 26 to our consolidated financial statements in this Annual Report have been adjusted to reflect the share split.

On July 8, 2009, the Company’s shareholders approved the exchange of common shares of HFF for common shares of BRF at an exchange ratio of 0.166247 common shares of BRF for each share of HFF.  On August 18, 2009, an additional separate extraordinary meeting of the common shareholders of Perdigão and Sadia was held to approve the exchange of common and preferred shares of Sadia for common shares of BRF at an exchange ratio of 0.132998 common shares of BRF for each common share or preferred share of Sadia.

On February 21, 2008, our board of directors approved the merger of 54% of the shares held by the shareholders of Eleva into Perdigão S.A. at an exchange ratio of 1.74308855 shares of Eleva for one share of Perdigão, for a total amount of 20,256,751 issued shares.

Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this form. The consolidated financial statements are prepared in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

The following table sets forth the components of our results of operations as a percentage of net sales.

	Year ended December 31,
	2009	2008	2007
	(%)	(%)	(%)
Net sales	100.0	100.0	100.0
Cost of sales	(77.1)	(75.8)	(71.8)
Gross profit	22.9	24.2	28.2
Operating expenses:
Selling	(19.2)	(16.6)	(19.3)
General and administrative	(1.3)	(1.2)	(1.2)
Management compensation	(0.2)	(0.2)	(0.2)
Operating income before financial income (expense), equity interest and other	2.2	6.2	7.6
Financial income (expense), net	1.5	(5.5)	(1.6)
Equity interest in income of associated company	0.0	0.0	0.0
Other operating expense, net	(1.6)	(2.3)	(0.2)
Income (loss) before taxes, profit sharing and participation of non-controlling shareholders	2.1	1.6	5.8
Income and social contribution taxes benefit (expense)	(1.2)	2.2	(0.5)
Employees’ profit sharing	(0.1)	(0.1)	(0.4)
Management profit sharing	(0.0)	(0.0)	(0.0)
Non-controlling shareholders	0.0	(0.0)	(0.0)
Net income	0.8	0.5	4.8

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. In 2009, we had total sales deductions of R$2,683.1 million from gross sales of R$18,588.9 million, compared to total sales deductions of R$1,768.3 million from gross sales of R$13,161.3 million in 2008 and total sales deductions of R$1,155.2 million from gross sales of R$7,788.6 million in 2007. Our total sales deductions can be broken down as follows:

•     ICMS Taxes. ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate is 8.8%.

•     PIS and COFINS Taxes. The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS.

•     Discounts, Returns and Other Deductions. Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our foreign markets.

In 2009, deductions from gross sales to calculate domestic net sales increased 51.7% compared to 2008, an increase higher than the increase in net sales of 39.6%, in part because Sadia’s deductions are proportionately higher than BRF’s historical deductions, as Sadia’s product mix does not include milk, which is subject to lower taxes on sales (PIS and COFINS taxes and ICMS) than other product lines.  In 2008, deductions from gross sales to calculate domestic net sales increased 53.1% compared to 2007, an increase lower than the increase in net sales of 71.8%, primarily due to the incorporation of Eleva from January 1, 2008, which concentrates its production in dairy products that are subject to lower taxes on sales (PIS and COFINS taxes and ICMS) than other product lines.

Segment Presentation

We operate in two business segments: the domestic market and the foreign market. In each market, we produce and distribute poultry, pork/beef, processed food, milk, dairy products and other products. We report gross and net sales by market. Because we use the same assets to produce products for both our domestic and foreign markets, we do not identify assets by market. Currently, under Brazilian GAAP, there is no requirement to present segments of an enterprise. See Note 26 to our consolidated financial statements.

Limits on Comparability of Our Financial Statements

Our results of operations for the year ended December 31, 2009 include the effects of the business combination with Sadia since July 8, 2009 and are therefore not fully comparable to our results of operations for the year ended December 31, 2008.

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

Sadia’s results of operations were fully consolidated as from July 8, 2009, when the common shareholders of Perdigão, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for the purposes of the acquisition, approved our business combination with Sadia. Consequently, our results of operations for the year ended December 31, 2009 include the results of operations of Sadia only for the period subsequent to the July 8, 2009 acquisition date.

In the discussion below, we include certain unaudited combined results of operations data that combines the results of operations of our Company with those of Sadia for the years ended December 31, 2008 and 2009.  The unaudited combined financial data set forth below relating to total net sales, gross profit and net income have been prepared on a basis consistent with the unaudited combined financial data set forth in “Item 5. Operating and Financial Review and Prospects—A. Unaudited Combined Financial Information” and are subject to all the limitations described in that section.  However, the unaudited combined data for net sales of poultry, pork and beef, and processed foods in our domestic and export markets reflect an adjustment to net sales for the year ended December 31, 2008 to eliminate the effect of the implementation of Law No. 11,638 described below.  Therefore, the unaudited combined data for net sales of poultry, pork and beef, and processed foods in our domestic and export markets may not be fully comparable to our other combined data included in this Annual Report.

For more information on our acquisitions in 2009 and 2008, including the business combination with Sadia, see Note 26.1(g) to our consolidated financial statements.

Brazilian GAAP has recently changed pursuant to Law No. 11,638, dated December 28, 2007, and Provisional Measure No. 449/08. These legislative initiatives are aimed at ultimately enabling the convergence of Brazilian GAAP with International Financial Reporting Standards issued by the International Accounting Standards Board. Consequently, our financial statements for the years ended December 31, 2008 and 2009 are not fully comparable to our results of operations for prior periods. See Note 2 to our consolidated financial statements for more information about these changes.

Combined Year Ended December 31, 2009 Compared with Combined Year Ended December 31, 2008

Net Sales

Our net sales decreased 5.4% on a combined basis to R$20,936.7 million in 2009 from R$22,121.0 million in 2008, primarily due to decreases in our export markets for the reasons described below, partially offset by increased sales of poultry, pork and beef, and processed foods in our domestic market.

Domestic net sales increased 3.7% on a combined basis to R$12,161.3 million in 2009 from R$11,724.7 million in 2008, mainly as a result of increased average selling prices for processed foods, pork and beef, and poultry products, as well as slight increases sales in volumes of processed foods and pork and beef. Foreign net sales decreased 15.6% to R$8,775.3 million in 2009 from R$10,396.9 million in 2008, mainly as a result of a 6.1% decrease in sales volumes.

Domestic Market

Net sales from our domestic market increased 3.7% on a combined basis to R$12,161.3 million in 2009 from R$11,724.7 million in 2008, mainly as a result of the pressure generated by the diversion of commodity-type products from the export market to the domestic market due to the depressed economic situation in many overseas markets. In addition, in the Brazilian market, demand remained concentrated on lower-priced items, partly due to continued robust sales of durable goods, which softened growth in the food sector.

Poultry - Domestic net sales from poultry products decreased 1.7% on a combined basis to R$793.5 million in 2009 from R$807.6 in 2008, mainly due to a decrease in sales volumes of 5.7%, which reached 225.0 thousand tons in 2009, partially offset by a 5.3% increase in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 8.1% on a combined basis to R$547.3 million in 2009 from R$506.2 million in 2008, mainly due to a 2.5% increase in average selling prices and a 5.0% increase in sales volumes, primarily because of the business combination with Sadia, which has a product mix more weighted towards beef.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk decreased 2.1% on a combined basis to R$1,444.9 million in 2009 from R$1,475.7 million in 2008, mainly as a result of a 9.3% decrease in sales volume, primarily due to a strategic reduction in sales volume of certain products.  This decrease was partially offset by a 9.7% increase in average selling prices and more effective management of the unprocessed milk business, together with an improvement in results for grocery store products.

Processed foods - Processed foods include processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.  Domestic net sales from processed foods increased 7.0% on a combined basis to R$8,854.1 million in 2009 from R$8,278.2 million in 2008, mainly due to a 4.6% increase in average selling prices and a 1.8% increase in sales volumes, primarily due to our business combination with Sadia, which has a product mix more weighted towards processed foods, including margarines.

Other - Other includes soybeans, animal feed and other products. Domestic net sales of these products decreased 20.6% on a combined basis to R$521.5 million in 2009 from R$657.1 million in 2008 mainly as a result of a 15.0% decrease in average selling prices and a 4.2% decrease in sales volumes.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market on a combined basis.

	Net Sales			Sales Volumes			Average Selling Prices
	2009	2008	Change	2009	2008	Change	2009	2008	Change
Domestic Market	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	793.5	807.6	(1.7)	225.0	238.5	(5.7)	4.31	4.09	5.3
Pork /Beef	547.3	506.2	8.1	127.3	121.3	5.0	5.26	5.13	2.5
Milk (1)	1,444.9	1,475.7	(2.1)	798.7	880.1	(9.3)	2.11	1.92	9.7
Processed foods (2)	8,854.1	8,278.2	7.0	1,993.6	1,958.1	1.8	5.67	5.42	4.6
Other	521.5	657.1	(20.6)	367.0	383.1	(4.2)	1.81	2.12	(15.0)
Total	12,161.3	11,724.7	3.7	3,511.6	3,581.1	(1.9)	4.35	4.11	5.9

(1) Fluid and powder milk.
(2) Includes processed meat, other processed products (lasagnas, pizzas, cheese bread) and dairy processed products.

Foreign Markets

Net sales from foreign markets decreased 15.6% on a combined basis to R$8,775.3 million in 2009 from R$10,396.9 million in 2008, mainly due to a 8.5% decrease in average selling prices and a 6.1% decrease in sales volumes.  The principal factors impacting export performance were a significant decline in prices and volumes reflecting the adverse economic circumstances and weak demand in selected markets, the sudden appreciation of the real against the U.S. dollar between March and September of 2009 (which also squeezed margins), pressure from higher production chain costs and expenses due to instability in the markets, together with unusually high inventory, falling prices and irregular increases in the supply of commodity-type products from our competitors.

Poultry - Foreign net sales from poultry products decreased 13.8% on a combined basis to R$5,764.8 million in 2009 from R$6,686.6 million in 2008, mainly due to a 6.7% decrease in sales volumes and a 6.8% decrease in average selling prices.  Sales volumes decreased in regions significantly affected by the global economic crisis, such as Europe (6.0%), partially offset by increases in the Middle East (22.7%) and Africa (22.2%).  Average selling prices decreased 16.0% in U.S. dollars.

Pork and beef - Foreign net sales of pork and beef products decreased 12.0% on a combined basis to R$1,364.4 million in 2009 from R$1,550.8 million in 2008, mainly due to a 16.4% decrease in average selling prices, partially offset by a 6.9% increase in sales volumes. The decrease in average selling prices was primarily due to general reductions in inventory in the industry in our primary overseas markets (as companies sought working capital that they were unable to obtain from other sources due to the global economic crisis) and lower demand in the European market for poultry and turkey products.

Milk - Foreign net sales of milk decreased 88.4% on a combined basis to R$12.4 million in 2009 from R$106.8 million in 2008, principally due to a 83.5% decrease in sales volumes (which was partially due to a decision to reduce exports due to falling prices in the export markets), as well as a 35.3% decrease in average selling prices.

Processed foods - Foreign net sales of processed foods decreased 13.3% on a combined basis to R$1,602.8 million in 2009 from R$1,847.9 million in 2008, mainly due to a 10.7% decrease in sales volumes, partially offset by a 3.4% increase in the average selling prices. We recorded a significant reduction in shipped dairy product volumes due to weaker international demand and high inventories in other producing regions, such as New Zealand, combined with the currency translation effect.

In 2009, average prices in FOB – Free on Board U.S. dollars fell by about 16.0%, while the average appreciation in the foreign exchange rate in the same period was approximately 9.0%, resulted in a significant reduction of sales revenue in reais. These factors, together with the decrease in volumes and the increase in our costs and expenses, undermined our performance in this market.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the foreign market.

	Net Sales			Sales Volumes			Average Selling Prices
	2009	2008	Change	2009	2008	Change	2009	2008	Change
Foreign Markets	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	5,764.8	6,686.6	(13.8)	1,571.7	1,684.1	(6.7)	3.77	4.05	(6.8)
Pork /Beef	1,364.4	1,550.8	(12.0)	285.8	267.2	6.9	4.88	5.84	(16.4)
Milk(1)	12.4	106.8	(88.4)	2.1	12.7	(83.5)	5.44	8.40	(35.3)
Processed foods(2)	1,602.8	1,847.9	(13.3)	309.4	346.4	(10.7)	1.08	1.05	3.4
Other	31.0	204.7	(84.9)	9.0	9.4	(4.3)	7.87	23.11	(66.0)
Total	8,775.3	10,396.9	(15.6)	2,178.0	2,319.8	(6.1)	4.20	4.59	(8.5)

(1) Fluid and powder milk.
(2) Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

Cost of Sales

Cost of sales decreased 1.8% on a combined basis to R$16,206.7 million in 2009 from R$16,500.5 million in 2008, although net sales decreased 5.4% on a combined basis, which contributed to lower margins. As a percentage of net sales, cost of sales increased to 77.4% in 2009 from 74.6% in 2008.  The increase in annual costs as a percentage of net sales primarily reflects the fixed cost structure of the production chain without the expected compensating growth in volumes and prices. In addition, such increase in costs of sales as a percentage of net sales reflected the following factors:  (1) a 20% cut in production for export in the first quarter, (2) idle capacity along the production chain due to new industrial plants in pre-operational phases, (3) the redirection of production from the Rio Verde, Goiás plant to other industrial units due to an accident that partially affected operations at this industrial complex.

Gross Profit and Gross Margin

Our gross profit decreased 15.8% on a combined basis to R$4,730.0 million in 2009 from R$5,620.5 million in 2008, mainly due to the increase in our cost of sales as a percentage of net sales (primarily due to the fixed cost structure of the production chain without the expected compensating growth in volumes and prices) and the overall decrease in net sales, particularly in the foreign markets. Our gross margin on a combined basis was 22.6% in 2009, compared to 25.4% in 2008, mainly due to increases in cost of sales as a percentage of net sales, as explained above.

Operating Expenses

Operating expenses increased 1.9% on a combined basis to R$4,579.9 million in 2009 from R$4,491.6 million in 2008. As a percentage of net sales, operating expenses were 21.9% in 2009, compared to 20.3% in 2008, most specifically due to an increase in commercial expenses. Administrative expenses reflect the combined cost structures of Perdigão and Sadia because we are required to keep certain areas of our historical Perdigão operations independent from the operations of Sadia until we receive approval of the business combination from the Brazilian antitrust authorities. The impact of lower market performance was also reflected in higher operating expenses driven by the fixed structure of the production chain and the increases reported in distribution, freight, warehousing costs and investments in marketing campaigns. Operating expenses include other operating expenses, net.

Financial Income/Expenses, Net

We recorded net financial income of R$587.7 million in 2009, compared to R$4,522.2 million of expenses in 2008 on a combined basis, due primarily to the cost of Sadia’s derivative instruments in 2008 and the volatility of the real-U.S. dollar exchange rate in 2008, which was the opposite of the prevailing situation in 2009.

Income Tax and Social Contribution

Income tax and social contribution was an expense of R$499.3 million in 2009, compared to a benefit of R$972.9 million in 2008, on a combined basis.  Contributing to these values were the merger of Perdigão Agroindustrial S.A., resulting in tax expense of R$132.0 million in 2009 and the merger of acquired companies, as well as the negative financial result generated by Sadia in 2008.

Net Income (Loss)

Net income was R$227.6 million in 2009, compared to a net loss of R$2,435.3 million in 2008, on a combined basis, reflecting the financial loss on derivative instruments recorded in Sadia’s financial statements in 2008. If the fiscal loss resulting from the incorporation of Perdigão Agroindustrial were excluded, the net income for 2009 would have been R$360.0 million.

Historical – Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Net Sales

Our net sales increased 39.6% to R$15,905.8million in 2009 from R$11,393.0 million in 2008.Our net sales increased in both the domestic and the export markets, primarily as a result of (1) a 51.2% increase in sales volumes of our meat products (poultry, pork and beef), (2) a 47.8% increase in volumes of processed products and (3) a 22.6% increase in sales volumes of other processed products. These increases in our main business segment were primarily due to our business combination with Sadia and, to a lesser degree, organic growth.

In 2009, we generated 29.7% of our net sales from poultry, 8.8% from pork and beef, 9.2% from milk and dairy products and 49.6% from processed foods.

Domestic net sales increased 45.9% to R$9,369.9million in 2009 from R$6,423.8million in 2008, reflecting the additional sales volumes coming from Sadia in the third and fourth quarters of 2009, increases in our selling prices and the continuing shift in our product mix to higher value-added products. Foreign net sales increased 31.5% to R$6,535.8 million in 2009 from R$4,969.2million in 2008, as a result of a 47.7% increase in sales volumes, mainly in pork and beef products, primarily due to the Sadia transaction, and partially offset by a 11.0% decrease in average selling prices due to market instability and the resulting over-supply of commodity-type products.

Our strategy of increasing our focus on products with higher profit margins contributed to the increase in net sales. Net sales from processed foods increased as a percentage of net sales to 49.6% in 2009 from 44.3% in 2008, mainly due to the growth in meat processed products, such as specialty meats and frozen meats, as well as dairy and other processed products, including pastas and pizzas.

Domestic Market

Net sales from our domestic market increased 45.9% to R$9,369.9 million in 2009 from R$6,423.8 million in 2008, mainly as a result of the additional sales volumes coming from Sadia in the third and fourth quarters of 2009 and favorable results from our meat businesses and other processed food products. The domestic market continued to reflect the pressure generated by the diversion of commodity-type products from the export market to the domestic market due to the depressed economic situation in many overseas markets.  In addition, in the Brazilian market, demand remained concentrated on lower-priced items, partly due to continued robust sales of durable goods, which softened growth in the food sector

Poultry - Domestic net sales from poultry products increased 36.2% to R$565.1 million in 2009 from R$414.9 million in 2008, reflecting Sadia’s consolidation, mainly due to a 27.6% increase in sales volumes (primarily due to the Sadia transaction), which reached 160.6 thousand tons in 2009, and a 6.8% increase in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 142.5% to R$376.3 million in 2009 from R$155.2 million in 2008, mainly due to a 121.8% increase in sales volumes (primarily due to the Sadia transaction) and a 9.5% increase in average selling prices, including revenue from Sadia.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk decreased 2.1% to R$1,444.9 million in 2009 from R$1,475.7 million in 2008, mainly as a result of a 9.2% decrease in sales volumes, partially offset by a 7.9% increase in average selling prices, and a more effective management of the unprocessed milk business, together with an improvement in results for grocery store products.

Processed foods - Processed foods include processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.  Domestic net sales from processed foods increased 64.0% to R$6,557.0 million in 2009 from R$3,997.5 million in 2008, mainly due to a 49.6% increase in sales volumes as a result of 59.4% growth in sales volumes of meat processed products (in each case primarily due to the Sadia transaction), partially offset by a 15.0% decrease in sales volumes of dairy processed products. Net sales of dairy processed products were unaffected by the Sadia transaction because Sadia does not produce these products. In addition, average selling prices of processed foods increased 9.7% in 2009 compared to 2008.

Other - Other includes soybeans, animal feed and other products. Domestic net sales of these products increased 12.1% to R$426.6 million in 2009 from R$380.5 million in 2008 as a result of a 22.6% increase in sales volumes (due in part to the Sadia transaction), partially offset by an 8.6% decrease in average selling prices.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
	2009	2008	Change	2009	2008	Change	2009	2008	Change
Domestic Market	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	565.1	414.9	36.2	160.6	125.9	27.6	3.52	3.29	6.8
Pork /Beef	376.3	155.2	142.5	85.6	38.6	121.8	4.40	4.02	9.5
Milk (1)	1,444.9	1,475.7	(2.1)	798.7	880.1	(9.2)	1.81	1.68	7.9
Processed foods (2)	6,557.0	3,997.5	64.0	1,502.4	1,004.4	49.6	4.36	3.98	9.7
Other	426.6	380.5	12.1	268.0	218.6	22.6	1.59	1.74	(8.6)
Total	9,369.9	6,423.8	45.9	2,815.2	2,267.7	24.2	3.33	2.83	17.5

(1) Fluid and powder milk.
(2) Includes processed meat, other processed products (lasagnas, pizzas, cheese bread) and dairy processed products.

Foreign Markets

Net sales from foreign markets increased 31.5% to R$6,535.8 million in 2009 from R$4,969.2 million in 2008, mainly due to a 47.7% increase in sales volumes driven primarily by the effects of the Sadia transaction, partially offset by an 11.0% decrease in average selling prices. These figures reflect the consolidation of Sadia’s net sales in the third and fourth quarters of 2009.

The principal factors impacting export performance were a significant decline in prices reflecting the adverse economic circumstances and weak demand in selected markets, the sudden appreciation of the real against the U.S. dollar between March and September of 2009 (which also squeezed margins), pressure from higher production chain costs and expenses due to instability in the markets, together with unusually high inventory, falling prices and irregular increases in the supply of commodity-type products from our competitors.

In 2009, average prices in FOB – Free on Board U.S. dollars fell by about 16%, while the average appreciation in the foreign exchange rate in the same period was approximately 9%, resulted in a significant reduction of net sales in reais. These factors, together with the decrease in volumes and the increase in our costs and expenses, undermined our performance in this market.

In real terms, average selling prices of meats increased approximately 31.5% in 2009 compared to 2008, taking into account the foreign exchange variation of 9% in the period.

Poultry - Foreign net sales from poultry products increased 38.7% to R$4,161.5 million in 2009 from R$3,000.1 million in 2008, mainly due to a 50.6% increase in sales volumes (primarily due to the Sadia transaction). Sales volumes increased mainly in the Middle East (22.7%) and Africa (22.2%) but decreased in regions more affected by the economic crisis, such as Europe (6%). The overall increase in sales volumes was partially offset by a 7.9% decline in average selling prices as a result of general reductions in inventory in the industry in our primary overseas markets (as companies sought working capital that they were unable to obtain from other sources due to the global economic crisis) and lower demand in the European market for poultry and turkey products. Average selling prices in U.S. dollars decreased 16%.

Pork and beef - Foreign net sales of pork and beef products increased 25.4% to R$1,025.0 million in 2009 from R$817.3 million in 2008, mainly due to a 56.7% increase in sales volumes (primarily due to the Sadia transaction), offset by a 20.0% decrease in average selling prices, primarily as a result of global economic conditions. Although foreign sales of beef decreased 10% in 2009 compared to 2008, due to adverse economic conditions in important markets, foreign sales of pork products increased 15%, mainly due to an increase in Russia’s demand.

Milk - Foreign net sales of milk decreased 88.5% to R$12.4 million in 2009 from R$106.8 million in 2008, principally due to a 83.5% decrease in sales volumes (which was partially due to a decision to reduce exports due to falling prices in the export markets), as well as a 30.1% decrease in average selling prices.

Processed foods - Foreign net sales of processed foods increased 27.9% to R$1,337.0 million in 2009 from R$1,045.0 million in 2008, mainly due to a 38.5% increase in sales volumes, partially offset by a 6.6% decrease in average selling prices. We recorded a significant reduction in shipped dairy products volumes due to weaker international demand and high inventories in other producing regions, such as New Zealand, combined with the currency translation effect.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the foreign market.

	Net Sales			Sales Volumes			Average Selling Prices
	2009	2008	Change	2009	2008	Change	2009	2008	Change
Foreign Markets	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	4,161.5	3,000.1	38.7	1,154.8	767.0	50.6	3.60	3.91	(7.9)
Pork /Beef	1,025.0	817.3	25.4	222.8	142.2	56.7	4.60	5.75	(20.0)
Milk(1)	12.4	106.8	(88.5)	2.1	12.7	(83.5)	5.88	8.41	(30.1)
Processed foods(2)	1,337.0	1,045.0	27.9	265.6	191.8	38.5	5.09	5.45	(6.6)
Total	6,535.8	4,969.2	31.5	1,645.3	1,113.7	47.7	3.97	4.46	(11.0)

(1) Fluid and powder milk.
(2) Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

We reported the following performance in our main overseas markets:

Europe - Net sales increased 49.3% from 2008 to 2009 and sales volumes increased 58.3% in the same period, mainly due to the business combination with Sadia in July 2009 and the consolidation of its results of operations in our consolidated financial statements since July 8, 2009. However, the European economy still reflects the impact of the global economic crisis. Negative margins in this market during 2009 were a result of weak demand for meats, most notably for processed products and turkey meat, and from high inventory driven by local production.

Middle East - Net sales increased 68.0% from 2008 to 2009 and sales volumes increased 86.7% during the same period. Although this market significantly recovered in 2009 from the global economic and financial crisis, there was a subsequent price and volume volatility due to excessive supplies of grilled chicken.

Far East - Net sales decreased 4.0% from 2008 to 2009 and sales volumes increased 11.4% in the same period. The year 2009 also proved to be an extremely difficult one with various key markets, such as China, Japan and Singapore, which were seriously affected by the global economic and financial crisis. The Japanese economy remained lackluster. China increased local output in order to reduce excessive dependence on the United States. Beef and pork prices decreased significantly, which also affected chicken meat prices.

Eurasia - Net sales decreased 15.7% from 2008 to 2009 and sales volumes increased 10.7% during the same period. This was another market that was hit hard by the adverse economic environment and produced negative margins, particularly in the Russian market, which was severely affected by adverse conditions in the global economy. In addition, the Brazilian quotas for there Russian market were reduced.

Africa, the Americas and Other Countries - Net sales increased 43.5% from 2008 to 2009 and sales volumes increased 44.2% during the same period. Increased business in this market was supported principally by demand from South Africa, Angola and Venezuela.

Cost of Sales

Cost of sales increased 42.1% to R$12,270.6 million in 2009 from R$8,634.1 million in 2008, primarily as a result of the consolidation of Sadia’s costs since July 8, 2009. As a percentage of net sales, cost of sales increased to 77.1% in 2009 from 75.8% in 2008, mainly due to the fixed cost structure of the production chain in a period when net sales in our foreign markets decreased. The cost of sales in 2009 also increased due to (1) the effects of our cuts in meat production of approximately 20% in the first quarter of 2009 due to weak demand in our export markets, including the effects of temporary shutdowns of some facilities, (2) the fixed costs relating to two new industrial plants of Sadia that are still in a pre-operational phase in Lucas do Rio Verde and Vitória de Santo Antäo, and (3) the diversion of production from our Rio Verde plant in the state of Goiás to other units due to a fire that partially interrupted operations at that complex.

Gross Profit and Gross Margin

Our gross profit increased 31.8% to R$3,635.2 million in 2009 from R$2,758.9 million in 2008, mainly due to the Sadia transaction. Our gross margin was 22.9% in 2009, as compared to 24.2% in 2008, mainly due to the increase in our cost of sales as a percentage of net sales for the reasons explained above and the overall decrease in net sales, particularly in the foreign markets.

Operating Expenses

The fixed cost structure of our production chain was also reflected in our operating expenses, which rose by 60.2% to R$3,285.0 million in 2009 from R$2,050.3 million in 2008, outpacing net sales growth. As a percentage of net sales, operating expenses were 20.7% in 2009, as compared to 18.0% in 2008. The main driver of these increases was the 61.5% increase in commercial expenses to R$3,054.3 million in 2009 from R$1,891.1 million in 2008, primarily due to increases in distribution, freight, warehousing costs and investments in marketing campaigns. The effect of the volatility of the real-U.S. dollar exchange rate on our costs denominated in U.S. dollars also contributed to these increases. Administrative expenses reflect the structures of Perdigão and Sadia because we are required to keep certain areas of our historical Perdigão operations independent from the operations of Sadia until we receive approval of the transaction from the Brazilian antitrust authorities.

Financial Income/Expenses, Net

We recorded net financial income of R$241.2 million in 2009 as compared to R$630.3 million in net financial expenses in 2008, primarily due to the appreciation of the real against the U.S. dollar and financial investments resulting from funds raised through the primary offering of our common stock and partially offset by our increased consolidated interest expense in the third quarter of 2009 following our consolidation of Sadia’s indebtedness as described below.

Net debt increased 14.4% in 2009 relative to 2008 due to the consolidation of Sadia’s net debt in our financial statements. In 2009, we raised additional funds through a public offering of our common shares for gross proceeds of R$5.3 billion, of which approximately R$2.2 billion was allocated to Sadia to reduce short-term bank debt.

Other Operating Expenses, Net

Other operating expenses, net decreased 0.8% to R$259.9 million in 2009 from R$261.9 in 2008.  The principal component of other operating costs in 2009 was R$119.7 million in costs of idle capacity related to new plants still at a pre-operational phase.  The principal component of other operating costs in 2008 was the amortization of goodwill.

Income and Social Contribution Taxes

Income and social contribution taxes were an expense of R$197.2 million in 2009, compared to a benefit of R$255.4 million in 2008, primarily due to the incorporation of Perdigão Agroindustrial S.A. in the first quarter of 2009, when we wrote off a total of R$132.0 million of existing tax loss carry-forwards and the negative base for calculation of the social contribution of this company was recognized by BRF. Positive financial results also contributed to the increase in income and social contribution taxes.

Net Income

Net income increased 121.4% to R$120.4 million in 2009 from R$54.4 million in 2008 for the reasons set forth above. While our operating results reflect the impact of adverse global market conditions, our third quarter net income benefited from financial income due to the impact of the appreciation of the real against the U.S. dollar.

Historical – Year Ended December 31, 2008 compared with Year Ended December 31, 2007

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

Domestic net sales increased 84.5% to R$6.4 billion in 2008 from R$3.5 billion in 2007, reflecting increases in prices and shifts in mix toward higher value-added products. Exports net sales increased 57.7% to R$5.0 billion in 2008 from R$3.1 billion in 2007, as a result of a 34.8% increase in sales volumes, mainly in processed foods.

Our strategy of increasing our focus on products with higher profit margins contributed to the increase in net sales. Net sales from processed foods, however, decreased as a percentage of net sales, to 44.3% from 54.5%, mainly due to the greater exposure to poultry, pork and milk commodity products, particularly due to the consolidation of Eleva and Cotochés after the acquisitions of those companies.

Domestic Market

Net sales from our domestic market increased 84.5% to R$6,423.8 million in 2008 from R$3,482.4 million in 2007 as a result of favorable performance our meat businesses, dairy products and other processed foods.

Poultry - Domestic net sales from poultry products increased 132.6% to R$414.9 million in 2008 from R$178.4 million in 2007, mainly due to a 164.6% increase in sales volumes, which were partially offset by a 12.1% decrease in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 195.1% to R$155.2 million in 2008 from R$52.6 million in 2007, mainly due to an 187.4% increase in sales volumes and a 2.7% increase in average selling prices.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk increased 682.3% to R$1.5 billion in 2008 from R$188.6 million in 2007, mainly as a result of a 590.1% increase in sales volume due to the acquisition of the Eleva and Cotochés businesses in 2008. The absorption of such a large increase in milk production capacity occurred in a particularly difficult economic environment, especially in the UHT milk business, where we made a significant third quarter adjustment in view of growth in supplies of this product in the market set against stagnating demand that contributed to a sharp decline in retail prices. Oversupply and low prices also characterized the powdered milk market due to burgeoning world production. We undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this business, which positively affected our results for the final quarter of the year.

Processed foods - Domestic net sales from processed foods increased 40.3% to R$4.0 billion in 2008 from R$2.8 billion in 2007, mainly due to a 25.9% increase in sales volumes as a result of 11.3% growth in sales volumes of meat processed products and a 64.5% increase in sales volumes of dairy processed products because of the acquisitions carried out in 2008. In addition, average selling prices of processed foods increased 11.4% in 2008 compared to 2007.

Other - Other includes pastas, pizzas, margarines, frozen vegetables, cheese bread and the soybean-based vegetarian line, among others. Domestic net sales from other products increased 78.1% to R$380.5 million in 2008 from R$213.6 million in 2007 as a result of a 18.5% increase in sales volumes due to (1) the inclusion of margarines in our results of operations starting in August 2007 and (2) a 50.3% increase in average selling prices.

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
_____________
(1) Fluid and powder milk.
(2) Includes processed meat, other processed products (lasagnas, pizzas, cheese bread) and dairy processed products.

Export Markets

Net sales from export markets increased 57.7% to R$4,969.2 million in 2008 from R$3,151.0 million in 2007, mainly due to a 34.8% increase in sales volumes and a 17.0% increase in average selling prices.

Poultry - Export net sales from poultry products increased 61.5% to R$3,000.1 million in 2008 from R$1,858.2 million in 2007, mainly due to a 38.2% increase in sales volumes and a 16.9% growth in average selling prices as a result of an increase in demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Pork and beef - Export net sales of pork and beef products increased 54.7% to R$817.3 million from R$528.4 million in 2007, mainly due to a 18.1% increase in sales volumes and a 31.0% increase in average selling prices, reflecting solid demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Processed foods - Export net sales of processed foods increased 36.7% to R$1,045.0 million in 2008 from R$764.4 million in 2007, mainly due to a 27.4% increase in sales volumes and 7.3% increase in average selling prices. Export net sales from dairy products increased to R$127.8 million, mainly due to increases in sales volumes that resulted from the acquisition of Eleva and Cotochés.

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
__________
(1) Fluid and powder milk.
(2) Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

We reported the following performance in our main overseas markets:

Europe - Net sales increased 18.1% from 2007 to 2008 and sales volumes increased 5.2% in the same period, mainly due to the acquisition of Plusfood in January 2008 and the consolidation of its results of operations in our financial statements as of the first quarter of 2008. However, demand for imported frozen products in the European market declined, as supplies of chilled products increased as a result of increases in local production.

Middle East - Net sales increased 79.0% from 2007 to 2008 and sales volumes increased 50.1% during the same period, mainly due to increases in sales volumes to various countries in the region. We believe we were also able to achieve greater market share in this market due to increased production capacity following the acquisition of Eleva and further tailoring of production to customer requirements.

Far East - Net sales increased 45.4% from 2007 to 2008 and sales volumes increased 16.8% in the same period, mainly due to increased demand from the Japanese market, which was partially offset by reduced imports of cooked items by China. China reopened for chicken imports from Brazil in the third quarter of 2008, but Chinese authorities did not begin issuing the necessary import licenses to Chinese importers in 2008.

Eurasia - Net sales increased 46.8% from 2007 to 2008 and sales volumes increased 4.9% during the same period, mainly due to increased pork and beef exports, especially to the Russian market, which showed increased demand for meats through September 2008 and higher average selling prices ahead of the winter and the holiday season.

Africa, the Americas and Other Countries - Net sales increased 227.6% from 2007 to 2008 and sales volumes increased 145.6% during the same period, mainly due to increased sales of whole chicken and other meat products, mainly beef, together with an improvement in product mix. Sales to Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.

Cost of Sales

Cost of sales increased 81.4% to R$8,634.2 million in 2008 from R$4,760.1 million in 2007. As a percentage of net sales, cost of sales increased to 75.8% of net sales in 2008 as opposed to 71.8% in 2007, mainly due to significant increases in the price of our principal raw materials (corn, soybean meal, milk and beef), which more than offset the increases in net sales explained above. In addition, other production costs involving secondary materials, packaging, freight and labor - principally a reflection of collective bargaining agreements - contributed to the increase in cost of sales as a percentage of net sales.

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

Operating Income Before Financial Expenses and Other

Our operating income before financial expenses and other increased 40.6% to R$708.5 million in 2008 from R$503.9 million in 2007. Amortization of goodwill relating to acquisitions represented R$153.0 million, or 58.4%, of the total amount of R$261.9 million recorded under other operating expenses.

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

Basis of Preparation and Presentation of the Consolidated Financial Statements and First Adoption of Law No. 11,638/07 and Provisional Executive Act No. 449/08

We have prepared our consolidated financial statements in accordance with Brazilian GAAP, which is based on Brazilian Corporation Law and regulations and rules issued by the CVM, accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), and procedures, provisions and interpretations issued by the Brazilian Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis).

Beginning on January 1, 2008, the Brazilian Corporation Law was amended by Law No. 11,638, dated December 29, 2007 and by Provisional Executive Act No. 449/08, dated December 3, 2008. The main objective of these amendments is to update the Brazilian Corporation Law in order to enable the convergence of accounting practices adopted in Brazil to the International Financial Accounting Reporting Standards (“IFRS”) issued by the International Accounting Standards Board Law No. 11,638/07 also allows the CVM to issue new standards and procedures, based on IFRS.

The changes in Brazilian Corporation Law were assessed, measured and recorded by us in our financial statements as of and for the year ended December 31, 2008. Such changes are characterized as changes in accounting practice as provided by CVM Resolution No. 506/06, “Accounting practices, changes in accounting estimates and correction of errors.” In addition, as provided by CVM Resolution No. 565, we recorded the adjustments resulting from change in accounting practice in retained earnings on January 1, 2008. The changes in accounting practices described above resulted in a R$6.5 million increase in total assets, a R$28.7 million decrease in shareholders’ equity and a R$12.2 million increase in net income.

The consolidated financial statements as of and for the year ended December 31, 2007 were prepared in accordance with accounting practices adopted in Brazil in force at the time and were not restated in connection with the changes described above.

Brazilian GAAP differs in significant respects from U.S. GAAP and IFRS. For more information about the difference between Brazilian GAAP and U.S. GAAP and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 26 to our annual consolidated financial statements included in this Annual Report.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements included in this Annual Report on Form 20-F in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See Note 26 to our consolidated financial statements for an explanation of these differences and a reconciliation of net income and shareholders’ equity to U.S. GAAP.

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

The following is a description of the critical estimates or judgments that are important to the presentation of our consolidated financial statements.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from the inability of our customers to make required payments. Management determines the allowance for doubtful accounts of domestic customers based on the risk analysis, which considers the estimated realization and historical losses on average receivable balances. Management determines the allowance for doubtful accounts of export customers, who are fewer in number, based on an analysis of estimated losses for each customer. Large receivable balances are reviewed monthly to ascertain whether adjustments to the allowance for doubtful accounts are necessary. In estimating losses from doubtful accounts, management takes into account historical bad debts, customer creditworthiness, current economic conditions and changes in customer payment patterns. If the financial condition of our customers were to deteriorate, we could be required to increase our allowances for doubtful accounts, which would be charged to our statements of income.

Goodwill

Under Brazilian GAAP, we used to amortize goodwill on a straight-line basis over the remaining useful lives of the assets acquired based on our expectations of future profitability of those assets. However, since January 2009, Brazilian GAAP does not allow goodwill amortization, and now requires the recoverability of goodwill to be tested at least annually for impairment. In 2009 and 2008, we tested the recoverability of goodwill and, as a result of the evaluations, no impairment loss has been recorded. Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows. We identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit by expected discounted operating cash flows generated by the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.

Under U.S. GAAP, goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the book value, impairment is recognized. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), future taxes payable and operating costs.

The use of different assumptions for valuation purposes, including estimates of future cash flows and discount rates, may have resulted in different estimates.

Accounting for Business Combinations

We have made significant acquisitions that included the recording of goodwill and other intangible assets.

Under Brazilian GAAP, goodwill is normally attributed to the difference between the book value and the market value of net assets acquired and justified based on expectation of future profitability. Beginning January 1, 2009, the goodwill based on expectation of future profitability is no longer amortized, but is tested for impairment, at least annually.

Under U.S. GAAP, goodwill is calculated as the difference between the purchase consideration and the fair value of the net assets acquired.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flow, discounted at the appropriate rates. The use of different assumptions may result in different estimates of value of assets acquired and liabilities assumed.

Depreciation, Depletion, Amortization and Impairment

We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of our forests and the amortization of software development (i.e., deferred charges). The rates of depreciation, depletion and amortization are based on our estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. On December 17, 2008, the CVM issued Resolution No. 565, which required the Company to review and adjust the criteria used to determine the estimated useful economic life and depreciation, depletion and amortization rate, recording the effect as of  December 31, 2009 based on the registered fixed assets as of January 1, 2009 (see note 11 of our consolidated financial statements included in this Annual Report). In addition, we monitor the use of our fixed assets to determine whether any impairment of those assets is necessary. The determination of such impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. While we believe that we make reliable estimates for these matters, the use of different assumptions could lead to different conclusions relating to such impairment.

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

Contingencies

We accrue for losses on tax and other legal contingencies based on an analysis of pending litigation. We record amounts considered sufficient by management to cover probable losses based on the opinion of outside legal counsel and our in-house legal counsel. If any additional information causes the opinion of outside and our in-house legal counsel to change, we must reassess the potential liability related to pending litigation and review our estimates accordingly. Any revision may significantly affect our results of operations and financial position.

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

On December 17, 2008, the CVM issued specific standards addressing accounting of financial derivative instruments through Resolution No. 566, which allows the adoption of hedge accounting. Management adopted the standard on December 31, 2008 for transactions within the scope of the standards.

During the periods presented, we have designated certain derivative instruments as hedges for Brazilian GAAP, and, therefore, the accounting adjustments for our derivatives were recorded in equity evaluation adjustments.

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

Income Tax and Social Contribution

We calculate our corporate income tax and the social contribution based on taxable income and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations. Deferred income tax assets and liabilities arise from tax loss carryforwards and negative bases of social contribution tax, as well as the impact of temporary differences between tax and accounting basis. Deferred income tax and social contribution assets and liabilities are recorded in current or noncurrent assets or liabilities according to their expected realization periods. A valuation allowance is recorded when management estimates that it is more likely than not that the deferred tax assets will not be recovered in the future. While we believe that we make reliable estimates, actual results may be different.

Marketable Securities

Our classification and recording are made in accordance with the purposes for which they were acquired, as follows:

•     Trading securities - if the financial assets were purchased for the purpose of sale or repurchase in the short term, they are initially recorded at fair value and related variations as well as monetary and exchange variation, when applicable, are recorded directly in the statement of  income as financial income or expenses;

•     Held to maturity - if we have the positive intent and ability to hold the financial assets to maturity, they are recorded at their acquisition cost. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expenses; and

•     Available for sale - includes all financial assets that do not qualify in the other two categories above. They are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity evaluation adjustments while unrealized, net of tax. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expenses.

While we believe that we make reliable estimates for these matters, actual fair value of these securities may be different than our estimates, which could negatively affect our results of operations.

Recently Issued Accounting Pronouncements Under U.S. GAAP

In June 2009, the FASB issued the Accounting Standards Codification (ASC). The ASC became the single source of authoritative, nongovernmental generally accepted accounting principles (GAAP) in the United States, other than guidance issued by the SEC. The ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not have a material impact on the Company’s financial statements. However, reference to specific accounting standards have been changed to refer to the appropriate section of the ASC. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets an amendment of Statement of Financial Accounting Standards No. 140 (ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfer of Financial Assets), included in ASC Subtopic 860-50, Servicing Assets and Liabilities. This guidance is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009. The Company continues to evaluate the potential impact of adopting this new guidance on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to Financial Accounting Standards Board Interpretation No. 46(R) (ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities), included in ASC Subtopic 810-10, Consolidations — Overall. This guidance is intended to improve financial reporting by enterprises involved with variable interest entities by requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and addresses concerns regarding the timely and usefulness of information about an enterprise’s involvement in a variable interest entity. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009, with early application prohibited. The Company continues to evaluate the potential impact of adopting this new guidance on its consolidated financial statements.

B.  Liquidity and Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, offerings of our common stock and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business. Since Sadia became our subsidiary on July 8, 2009, we have used a portion of our cash to provide liquidity to this subsidiary. On September 1, 2009, we announced that we would transfer up to R$3.5 billion to Sadia as an advance on a future capital increase of Sadia (adiantamento para futuro aumento de capital). As of December 31, 2009, we had transferred R$2,260 million to Sadia, including R$950.0 million that we transferred on July 27, 2009 and that Sadia used to repay short-term export credit notes in the amount of R$930.0 million.

Cash Flows from Operating Activities

We had net cash flows from operating activities of R$467.1 million in 2009, compared to R$528.3 million in 2008. Our 2009 operating cash flow of R$467.1 million reflects net income of R$120.4 million, R$590.7 million of depreciation, amortization and depletion, R$59.8 million in loss and disposal of permanent assets, an increase in net deferred income taxes of R$182.3 million and R$207.1 in net changes in operating assets and liabilities, offset by foreign exchange variations and accrued interest of R$691.6 million. These changes are primarily related to the business combination with Sadia during 2009.

We had net cash flows from operating activities of R$528.3 million in 2008, compared to R$363.8 million in 2007. The increase in net cash flows from operating activities from 2008 to 2007 was mainly due to a R$176.3 million increase in depreciation, amortization and depletion, a R$131.6 million increase in amortization of goodwill, a R$967.6 million increase in non-cash losses relating to foreign exchange variations and, to a lesser degree, in accrued and unpaid interest, and a R$276.9 million increase in deferred income taxes, which were partially offset by a R$240.6 million increase in inventories and a R$332.7 million increase in payroll and related charges. These changes are primarily related to the acquisitions carried out during 2008.

Our working capital, defined as total current assets minus total current liabilities, was R$4,569.6 million at December 31, 2009, compared to R$2,904.2 million at December 31, 2008. The increase in working capital was primarily due to the business combination with Sadia during 2009. Our working capital was R$2,904.3 million at December 31, 2008 compared to R$1,827.0 million at December 31, 2007. The increase in working capital was primarily due to the acquisitions carried out during 2008.

Cash Flows Used in Investing Activities

We used R$1,223.2 million in cash in investing activities in 2009, compared to R$1,627.6 million used in 2008. In 2009, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$693.2 million, net of cash acquired in business acquisitions of R$511.3 million, the acquisition and formation of breeding stock of R$225.9 million.  We recorded investments in marketable securities, net of redemptions of marketable securities, of R$887.8 million in 2009, compared to redemptions of marketable securities, net of investments in marketable securities, of R$96.9 million in 2008.

We used R$1,627.6 million in cash in investing activities in 2008, compared to R$831.1 million used in 2007. In 2008, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$634.5 million, acquisitions of R$796.2 million in the aggregate and the acquisition and formation of breeding stock of R$208.3 million.

Cash Flows Provided by Financing Activities

We received R$1,567.6 million in cash in financing activities in 2009, compared to R$1,118.4 million in 2008. In 2009, we received proceeds from loans and financing of R$2,604.6 million, offset by repayments of debt of R$6,210.5 million. In addition, in 2009, we received R$5,290.0 million from the proceeds of our offering of common shares. In 2008, we repaid debt in the amount of R$2,048.8 million, partially offset by proceeds from new loans and financing in the amount of R$3,248.0 million.

We received R$1,118.4 million in cash in financing activities in 2008, compared to R$1,265.2 million in 2007. In 2008, we received proceeds from loans and financing of R$3,248.0 million, partially offset by repayments of debt of R$2,048.8 million. In 2007, we repaid debt in the amount of R$1,265.2 million, partially offset by proceeds from new loans and financing in the amount of R$1,705.9 million. In addition, in 2007 we received R$900.0 million from the proceeds of our offering of common shares.

Dividends and Interest on Shareholders’ Equity

We declared interest on shareholders’ equity in the amount of R$100.0 million in 2009 and paid R$24.8 million relating to the 2008 fiscal year. We declared interest on shareholders’ equity in the amount of R$76.4 million in 2008 and paid R$114.3 million in 2008 (which includes R$62.7 million relating to the 2007 fiscal year).

Debt

We use the proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

	At December 31, 2009		At December 31,		Percentage
	Short-term	Long-term	2009	2008	change
	(in millions of reais)				(%)
Local currency	1,913.7	2,304.8	4,218.5	1,228.2	243
Foreign currency	1,000.0	3,579.6	4,579.6	4,137.9	11
Total debt	2,913.7	5,884.4	8,798.1	5,366.1	64

The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of a strategic decision to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets.

	At December 31, 2009		At December 31,
	Short-term	Long-term	2009	2008
	(in millions of reais, except where indicated)
Total debt	2,913.7	5,884.4	8,798.1	5,366.1
Cash, cash equivalents and marketable securities:
Local currency	2,393.0	394.0	2,787.0	771.8
Foreign currency	1,851.0	283.0	2,134.0	1,204.3
Total	4,244.0	677.0	4,921.0	1,976.1
Net debt	1,330.7	(5,207.4)	(3,877.1)	(3,390.0)
Exchange rate exposure (in millions of U.S.$)(1)			(1,092.2)	(581.0)

(1) See Note 20(c) to our financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

	At December 31,
	2009	2008
	(in millions of reais)
Debt in foreign currency:
BNDES – FINEM	255.7	83.3
Pre-paid exports	1,122.3	1,622.3
Trade-related facilities	2,613.7	1,871.6
ACC/ACE	53.4	443.7
Gains/losses from derivatives	59.5	67.4
Others	0.3	—
Bonds	438.3	—
Receivables	36.4	—
Working capital	—	49.6
Total foreign currency	4,579.6	4,137.9

Debt in local currency:
Rural credit financing	847.8	220.3
BNDES – FINEM	1,586.7	538.2
BNDES – debentures	2.1	6.3
Tax incentive financing programs	1,113.7	463.3
Working capital facilities	668.2	—
Gains/losses from derivatives	—	0.1
Total local currency	4,218.5	1,228.2

Gross debt	8,798.1	5,366.1
Cash and equivalents and marketable securities:
In foreign currency	2,134.0	1,204.3
In local currency	2,787.0	771.8
Total	4,921.0	1,976.1
Net debt	(3,877.1)	(3,390.0)

The maturity schedule of our indebtedness as of December 31, 2009 is as follows:
2010	2,913.7
2011	1,762.7
2012	2,218.4
2013	918.7
2014	187.0
2015 to 2044	797.6
Total	R$8,798.1

Our principal debt instruments are described below.

BNDES FINEM, Other Secured Debt and Development Bank Credit Lines

BNDES Facilities. We have a number of outstanding obligations to BNDES, including loans in the amount of R$1,586.7 million as of December 31, 2009 and debentures in the amount of R$2.1 million as of December 31, 2009. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures are generally payable monthly, with final maturities on various dates from 2010 through 2015. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin of approximately 2.6% to 6% per year.

The remaining amounts of R$255.7 million are linked to the Unidade Monetária BNDES, or “UMBNDES,” basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. The debentures are denominated in reais and bear interest at the TJLP rate plus 6.0%.The loans and debentures are guaranteed by BRF – Brasil Foods S.A. and, in most cases, are secured by equipment and facilities. The principal covenants under these agreements include limitations on indebtedness and liens; mergers and sales of assets; and, in a few cases, financial covenants, including the ratio of shareholders’ equity to total assets, the ratio of current assets to current liabilities and the ratio of total assets to total liabilities.

FINAME Financing.  The Company obtained certain financing through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or “FINAME”) for a total of R$18.9 million as of December 31, 2009, which amount is included under “tax incentives and other” in the table above. The debt is denominated in reais, and the maturity varies from between four to five years. Interest is charged at an average rate of 8.9% per year. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees and, in some cases, by promissory notes issued by the debtor equal to the principal amount of the debt. Most of the contracts provide for acceleration in the event of corporate restructuring without prior consent of the creditor.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$4.4 million outstanding as of December 31, 2009 under credit facilities offered under state tax incentive programs to promote investments in those states, which amount is included under “tax incentives and other” in the table above. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

 PESA. Sadia has a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos) for an outstanding amount of R$159.6 million as of December 31, 2010 (included in the tax incentives and other), subject to the variation of the IGP-M as of December 31, 2009 plus interest of 9.89% per year, secured by endorsements and pledges of public debt securities.

Trade-Related Facilities

Pre-Export Facilities. The Company had several pre-export facilities in an aggregate outstanding amount of R$1,122.3 million as of December 31, 2009. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturities on various dates from 2010 to 2013. Lines of credit for pre-payment of export are indexed to the London Interbank Offered Rate ("LIBOR") of six and three months plus a spread with an average all-in interest rate of 2.5% per year as of December 31, 2009. Under each of these facilities, the Company receives a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF- Brasil Foods S.A. The principal covenants under these agreements include limitations on liens, mergers and, in certain cases, financial covenants.

Trade-Related Facilities. The Company had several trade-related facilities in an aggregate outstanding amount of R$2,613.8 million as of December 31, 2009. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from one year to four years. Trade-related facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 3.26% per year at December 31, 2009, payable quarterly, semiannually and annually. Under each of these facilities, the Company receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by BRF-Brasil Foods S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

BNDES Facilities – Exim. The Company has some credit lines provided by BNDES to finance exports with several commercial banks acting as intermediaries. The amount of debt on December 31, 2009 was R$526.1 million, which was included in "tax and other incentives" and “working capital” in the table above. Such funds are indexed to TJLP plus 4.41% per year and mature on 2012. Settlement occurs in local currency without the risk associated with exchange rate variation.

ACCs and ACEs. We obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs,” and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or “ACEs.” Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$53.4 million as of December 31, 2009. Our ACCs and ACEs bore interest at an average rate of 5.3% as of December 31, 2009.

Export Credit Notes. We also had R$749.7 million outstanding as of December 31, 2009 under export credit notes in reais to finance our exports with several commercial banks in Brazil that offer an average interest rate of 9.26% per year, which amount is included under “working capital” and under “tax incentives and other” in the table above. We generally use the proceeds of these export credit notes for working capital.

Working Capital Facilities

Industrial Credit Notes. We issued industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador) and the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste)) in the amount of R$37.6 million as of December 31, 2009, which amount is included under “tax incentives and other” in the table above. The notes have maturity dates of up to five years, ending in 2010 and 2014. Interest is usually calculated as the sum of  an average all-in interest rate of 11.4% per year. These titles are secured by pledge of machinery and equipment and real estate mortgages.

We expect to obtain financing under additional industrial credit notes (Cédulas de Crédito Industrial) in the amount of R$166.0 million from the Fundo Constitucional de Financiamento do Nordeste (FNE) through Banco do Nordeste do Brasil S.A. These notes will bear interest at 10% per annum, subject to adjustment in accordance with specified laws, and mature on December 23, 2021. BRF will be required to maintain a guarantee in an amount in excess of the principal amount of the notes. The notes will also be secured by mortgages on several of our properties and pledges of equipment and other assets.

Rural Credit Financing. We entered into short-term rural credit loans in the amount of R$847.8 million as of December 31, 2009 with several commercial banks under a Brazilian federal government program that offers an interest rate of 6.7% per year as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

PROCER – BNDES Facilities. Through the PROCER, BNDES provides working capital credit lines to help Brazilian agribusiness and agricultural companies. We had R$101.7 million outstanding in credit lines as of December 31, 2009, bearing interest at 11.25% per year.

Notes and Bonds

BFF Notes. In January 2010, BFF International Limited issued senior notes in the aggregate amount of R$750.0 million. The bonds are guaranteed by BRF and Sadia, bear an interest rate of 7.250% per year and mature on January 28, 2020.

Sadia Bonds. We had R$438.3 million outstanding as of December 31, 2009 under bonds issued by Sadia in the international capital markets on May 24, 2007. The bonds are guaranteed by BRF, bear an interest rate of 6.875% per year and mature on May 24, 2017.

Other

Derivatives. We enter into foreign currency exchange derivatives under which we had exposure of R$59.5 million as of December 31, 2009. The counterparties include several Brazilian financial institutions and involve the exchange of taxes and the purchase and sale of currency. Their maturity dates vary from 2010 through 2013. These transactions do not require the provision of guarantees and follow the rules of the BM&F or the CETIP. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information on our derivatives.

Covenants and Covenant Compliance

Some of the instruments governing our indebtedness contain financial covenants, and in particular maximum ratios of net debt to EBITDA (as defined in such agreements). We are required to assess compliance with such covenants on a quarterly or semi-annual basis, depending on the agreement. As recently as April 29, 2009, we were required to obtain a waiver under a US$50 million credit facility from FIN Trade because the ratio of our net debt to EBITDA (as defined in that agreement) did not comply with the levels specified in the agreement. However, at December 31, 2009, we were in compliance with the net debt to EBITDA ratio under this facility and under our other facilities. The most restrictive of our debt facilities contains a maximum ratio of net debt to EBITDA of 3.4 to 1.0 for the next determination date on June 30, 2010. As of December 31, 2009, our ratio of net debt to EBITDA, as defined in the facility, was 3.2 to 1.0. EBITDA (as defined in these agreements) may differ among the agreements and may differ from EBITDA as reported by our Company.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

Seasonality

Processed Food, Poultry, Pork and Beef

Domestic market. Our net sales in the domestic market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the Christmas season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soy beans and soy meal, which are our primary raw materials in feed production.

In 2009, the first quarter accounted for 23.7% of our total sales in the domestic market, the second quarter accounted for 24.3%, the third quarter accounted for 25.9% and the fourth quarter accounted for 26.1%. In 2008, these quarters accounted for 21.4%, 24.8%, 25.9% and 27.9% of our total sales, respectively.

Export markets. Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In our export markets, in 2009, the first quarter accounted for 25.3% of our export sales, the second quarter accounted for 26.7%, the third quarter accounted for 25.5% and the fourth quarter accounted for 22.5%. In 2008, these periods accounted for 21.9%, 25.0%, 27.7% and 25.4% of our exports, respectively.

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

At the end of the fourth quarter and the beginning of the first quarter of the year, there has historically been a general decrease in selling prices and a general increase in inventories of UHT milk and pasteurized milk, due to an increase in domestic production and a decrease in domestic demand. During these months, Eleva has historically increased its inventories and has been able to benefit from higher selling prices during the other months of the year. Gross revenues from dairy products have historically been higher in the second and third quarters of the year, and revenues from pork, poultry and beef have historically been higher in the third quarter and even higher in the fourth quarter of the year.

Capital Expenditures

See “Item 4 - Information on the Company - A. History and Development of the Company - Capital Expenditures.”

C.  Research and Development, Patents and Licenses

We have two Technology Centers, located in Videira in the State of Santa Catarina and in São Paulo in the State of São Paulo, which are responsible for research and development, including for systems to increase productivity and reduce costs; adapting international quality control practices to our production facilities; traceability systems to allow monitoring of products and customer orders; and clinical analysis of food to promote food safety. We invested R$17.4 million, R$16.9 million and R$10.7 million in 2009, 2008 and 2007, respectively, in research and development activities.

D.  Trend Information

American macroeconomic indicators are showing signals of a slow recovery, but we believe it will take some time until the recovery leads to a significant level of hiring and growth of consumption. In the Euro Zone, France and Germany have also shown positive economic signs, but the economic uncertainty in Portugal, Italy, Greece and Spain may continue to be a challenge to the monetary authorities of Europe.

In comparison to developed countries, emerging economies are experiencing  a faster recovery and are expected to be the among main contributors to global economic growth. China, Brazil and India have shown economic growth and have reduced dependence on exports and increased domestic consumption and investments. However, China, Brazil and India impose high import tariffs, which can have a dampening effect on international trade.

We are expecting commodity prices to remain stable, as crop projections indicate that the  production of grains and oilseeds will be in demand.  Countries that depend mainly on commodity exports are not expected to grow at the same rate as they did in 2006 through 2008.

Although we believe that in 2010, we will continue to see some effects of the decline in our export markets, we also see signs of recovery in some markets, as described below.  We believe that 2010 should provide greater opportunities for growth than in 2009, but we will continue to face challenges as a result of the global economic crisis and other factors we describe in “Item 3.  Key Information —D.  Risk Factors.”

The evolution in our export business that we expect for 2010 is based on the improvement in world economic indicators, which should feed through to the increased consumption of our products.  In Brazil, lower unemployment rates, an increase in the minimum wage, favorable outlook for GDP growth, among other positive factors, should contribute positively to domestic demand.

Following our business combination with Sadia and related equity offering to raise additional resources, our focus has now turned to the project of merging our operations.  Our objective is to implement the best practices from each organization, resulting in a bigger and better company.  This project will be implemented once a final ruling on the business combination is issued by the Brazilian antitrust authorities.

We are continuing to pursue our strategic goal of long-term growth by managing and minimizing business risks.  Our expected results for 2010 are subject to change, and actual results may differ significantly.

Exports

In 2009, Brazil’s volume of poultry exports was 0.3% lower than 2008. This discrepancy can be explained mainly by the decline in sales to Japan and Europe, which together represented 26% of the poultry exports in 2008.

In 2010, these economies may recover, but we believe demand will not return to the same levels observed before the financial crisis. Japan’s economy is still dependent on exports to the United States, and we do not expect a sudden recovery in U.S. economic activity that would be capable of driving Japanese industry to its pre-crisis. Unemployment is still high in the United States and many countries in Europe. In Europe, quota systems are an obstacle for Brazil’s chicken and turkey exports and in the middle of an economic recovery, we do not expect a change in this impediment.

We believe Middle Eastern and African countries and Hong Kong may boost our poultry exports, particularly of oil prices increase and benefit Middle Eastern and African economies.  In Africa, oil exports are not only boosting the economy, but also the domestic demand.

Russia, another significant poultry importer, may increase its imports as liquidity increases in their financial market. Brazilian exports in this region dropped in 2009 because importing companies had no access to working capital. With greater financial stability, those players are expected to return to the meat market. Moreover, Russia’s government banned U.S. poultry, which may benefit Brazilian exporters in 2010.

As China also diminished its imports of U.S. poultry, Brazil is able to offer the exports that American companies are no longer fulfilling.

Domestic market

Elections, investment in infrastructure, expansion of the credit and real estate markets and high consumer and industry confidence are factors that could lead Brazil’s economy to grow more than 5% in 2010, as is being forecasted by many market participants. Recent numbers show that the Brazilian middle class now represents 50% of the total population.

As employment levels rise, people have less time to spend in the kitchen and perspectives are that hyper and supermarkets, as well as foodservice channels, will grow as customers will buy more processed foods or go more often to restaurants to eat. Food inflation is not a danger in the mid-term and therefore, as real income rises, it will be possible to buy more with the same budget.

Raw Materials

Between January and March 2010, the international price of corn in Chicago averaged US$348/bushel, while in the fourth quarter of 2009 its average price was US$386/bushel. The decline in the price of corn is due to positive projections for the world production of coarse grains, mainly corn. The U.S. Department of Agriculture projects that China’s final stocks of corn will be lower in comparison to the 2008-09 season, but the rise of U.S. production are expected to be enough to supply China’s demand for the grain.

Global production of soybeans have been projected to rise approximately 20% from the 2008-09 to the 2009-10 season with increases in all three main soybean producing countries: the United States, Brazil and Argentina.  Soybean prices fell as a response to these production projections, and the trend may be towards a decline in value of soybeans on the international market.

The dairy industry did not anticipate the sudden recovery in the international prices of powder milk since July 2009. Higher imports in China and the Middle East (due to lower stock levels and the contraction of production in the United States and Europe) pushed prices up until December 2009, at which point the international prices stabilized.

In spite of the price recovery, Brazil’s milk is not competitive in the external market, so the actual value is not expected to lead to exports, and the production of fluid milk is expected to be directed mainly to the domestic market. As many producers did not invest in 2009, we do not expect the production of milk to show a significant rise in 2010. If the domestic demand makes further improvements, prices for fluid milk may increase in the short-term.  However, the average price may remain the same as it was in 2009 because a drought in the southern production states last year negatively affected production, and prices soared as result of this decreased supply.

E.  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones below relating to our subsidiary Sadia, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Sadia provides guarantees to loans obtained by certain outgrowers located in the central region of the Brazil as part of a special development program for that region. These loans are used to improve the outgrowers farm installations and are expected to be repaid in ten years. The loans guaranteed by Sadia are in the amount of R$546.9 million as of December 31, 2009. In the event of default, Sadia would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$118.8 million as of December 31, 2009, equal to our assessment of the fair value of the non-contingent portion of these obligations, and an expense in the amount of R$12.0 million on our income statement for the year ended December 31, 2009.

Sadia is a guarantor for a loan taken out by Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from the BNDES to set up biodigestors on the properties of the rural producers that are taking part in the Sadia’s integration system as part of the Sadia sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees at December 31, 2009 was R$83.0 million. In the event of default, Sadia would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$12.5 million as of December 31, 2009, equal to our assessment of the fair value of the non-contingent portion of these obligations, and revenue in the amount of R$3.2 million on our income statement for the year ended December 31, 2009.

The aggregate amount of Sadia’s off-balance sheet guarantees recorded as provisions as of December 31, 2009 is R$131.3 million, and an expense in the amount of R$8.8 million was recorded on our income statement for the year ended December 31, 2009. See note 26.1(i) to our consolidated financial statements.

F.  Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2009, that have an impact on our liquidity.

	Payments Due by Year
Obligation	Total	2010	2011 through 2013	2014 through 2016	2017 and thereafter
			(in millions of reais)

Loans and financing (1)	8,798.1	2,913.7	4,899.8	298.7	685.9
Rental and lease obligations on property and equipment (2)	362.5	155.0	192.5	10.4	4.7
Commitments for purchases of goods and services (3)	1,797.3	496.8	465.4	208.0	627.1
Other	12.0	—	5.8	4.7	1.5

Total	10,969.9	3,565.5	5,563.5	521.8	1,319.2
(1) Includes both short-term debt and long-term debt and expected interest obligations.
(2) Includes capital and operating leases.

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

In addition to the amounts set forth in the table above, we have funding obligations under the defined contribution plans of BRF (which have a small defined benefit component) and the defined benefit and defined contribution plans of Sadia described in Note 24 to our consolidated financial statements, which is incorporated by reference into this item.

The table above sets forth our contractual obligations and commitments in accordance with Brazilian GAAP, which differs from U.S. GAAP. For example, our subsidiary Sadia is party to an agreement to sell, from time to time, its domestic receivables to a Credit Assignment Investment Fund (“FIDC”) administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. Based on the structure of the transaction, for U.S. GAAP purposes the agreement has been accounted for as financing by the Company. See Notes 6 and 26.1(t) to our consolidated financial statements.

Our subsidiary Sadia also has the obligations described above under “—E. Off-Balance Sheet Arrangements.”

G.  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Board of Directors

Our overall strategic direction is provided by our board of directors, which is comprised of eleven members who must be shareholders. Our bylaws also provide for eleven alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20% of the members of our board of directors are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.

The following table sets forth information with respect to our directors and alternate directors.

	Director/Alternate
Name	Position Held	Since	Age
Nildemar Secches	Co-Chairman	April 12, 2007	61
Wang Wei Chang	Alternate	April 12, 2007	63
Luiz Fernando Furlan	Co-Chairman	July 8, 2009	63
Diva Helena Furlan	Alternate	July 8, 2009	60
Francisco Ferreira Alexandre	Vice Chairman	April 22, 2003	47
João José Caiafa Torres	Alternate	April 30, 2009	70
Carlos Alberto Cardoso Moreira	Board Member	April 30, 2009	49
Wilson Carlos Duarte Delfino	Alternate	April 30, 2009	64
Décio da Silva (1)	Board Member	April 12, 2007	53
Gerd Edgar Baumer	Alternate	April 12, 2007	75
João Vinicius Prianti(1)	Board Member	April 30, 2009	61
Adib Fadel	Alternate	April 30, 2009	64
Luis Carlos Fernandes Afonso(1)	Board Member	April 22, 2003	49
Susana Hanna Stiphan Jabra	Alternate	April 12, 2007	52
Manoel Cordeiro Silva Filho (1)	Board Member	April 12, 2007	56
Maurício da Rocha Wanderley	Alternate	April 12, 2007	40
Rami Naum Goldfajn (1)	Board Member	April 30, 2008	42
Claudio da Silva Santos	Alternate	April 30, 2008	38
Roberto Faldini (1)*	Board Member	December17, 2009	61
Walter Fontana Filho	Board Member	July 8, 2009	66
Eduardo Fontana d’Avila	Alternate	July 8, 2009	56
__________
(1) Independent member (as defined in the Novo Mercado rules).
* Elected by the Board of Directors on December 17, 2009 to replace Mr. Vicente Falconi Campos.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors.

Nildemar Secches – Co-Chairman of the Board of Directors, Mr. Secches has also been a member of the Board of Directors of Weg S.A since 2004, Ultrapar Participações S.A. since 2002 and Iochpe-Maxion since 2004. He was a director of BNDES from 1987 to 1990, Corporate Director General for the Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (ABEF) from 2001 to 2003. He graduated with a degree in mechanical engineering from the Universidade de São Paulo, has a postgraduate degree in Finance from the Pontificia Universidade Católica do Estado do Rio de Janeiro and has concluded a PhD course in Economics at the Universidade de Campinas.

Luiz Fernando Furlan — Co-Chairman of our Board of Directors. Mr. Furlan was a Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Previously, he was Chairman of the Board of Directors of Sadia from 1993 to 2002, where he had worked since 1976, and also served on the boards of international corporations, such as Panamco (Pan American Beverages, Inc. — USA) from 1994 to 1998. He joined the advisory councils of IBM — Latin America, Embraco S.A. (Brasmotor — Brazil) and ABN Amro Bank (Brazil) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies), Co-President of the MEBF (Mercosur-European Union Business Forum), Vice President of FIESP (São Paulo Entrepreneurs Association). At present, he is also Chairman of Amazonas Sustainability Foundation and a member of the boards of Redecard S.A., Amil Participações S.A., Telecomunicações de São Paulo S.A. — Telesp and Telefónica S.A. (Spain), and a member of the International Advisory Boards of Panasonic (Japan) and McLarty Associates (USA). He graduated with a degree in chemical engineer and in business administration and specialization in financial management.

Francisco Ferreira Alexandre — Vice Chairman of the Board of Directors. Mr. Alexandre has been a director at PREVI since 2003 and also an employee of Banco do Brasil S.A. since 1978. Mr. Alexandre graduated with a degree in engineering from the Universidade de Alagoas and a law degree from the Centro de Ensinos Superiores of Maceió in the State of Alagoas. He concluded a specialization course in Strategic Management for Corporate Directors at INSEAD Business School, France and also holds an MBA in corporate finance and a postgraduate qualification in Economics and Personnel Management, both from the Pontificia Universidade Católica — Rio de Janeiro.

Carlos Alberto Cardoso Moreira — Board member. Mr. Moreira has a degree in Business Administration from the Pontificia Universidade Católica de São Paulo with specialization in Capital Markets at IBMEC. He was a vice president at Citibank, N.A., and worked as officer for institutional customers at Banco Finasa BMC S.A. He is currently the Investments and Finance Director at SISTEL. He is a member of the Board of Directors of CPFL Energia and GTB Participações S.A.

Décio da Silva — Board member (Independent Member). During his career, Mr. Silva was production officer, regional officer and sales officer of Weg S.A., of which he is currently the Chief Executive Officer and the Chairman of the Board of Directors. Mr. Silva graduated with a degree in mechanical engineering from Universidade Federal de Santa Catarina and business administration from the Higher Educational School of Administration and Management of UDESC and enrolled in a graduate program in business administration at Fundação Dom Cabral.

João Vinicius Prianti — Board member (Independent Member). Mr. Prianti is an economist graduated from Pontificia Universidade Católica de São Paulo and specialized in Marketing. He worked for 37 years at Unilever, heading up various teams around the world. He was Chairman of Unilever Brasil and for 12 years sat on the company’s Latin American Board of Directors. He is currently a business consultant.

Luis Carlos Fernandes Afonso — Board member. Mr. Afonso was appointed to our board by PETROS. He graduated from the Pontificia Universidade Católica de São Paulo with a master’s degree in Economics at Instituto de Estudos e Pesquisas Econômicas IEPE/ Universidade Rio Grande do Sul and a postgraduate degree in Environmental and Economic Development at Universidade de Campinas. He is the President of the Center for the Study of Public Policy of the Universidade de Campinas — FACAMP and also a researcher at Campinas Foundation of Economics. He is also a Member of the Board of Directors of Iguatemi S.A. and Romi S.A. He was Finance Secretary at the Municipal Governments of São Paulo, Campinas and Santo André in the State of São Paulo.

Manoel Cordeiro Silva Filho — Board member (Independent Member). Mr. Silva Filho has 32 years of experience at Companhia Vale do Rio Doce, was an investment and finance officer of VALIA and was also a coordinator of the National Investment Committee of the Brazilian Association of Pension Funds, or ABRAPP. Mr. Silva Filho holds a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, a post-graduation qualification in economic engineering from Faculdade Estácio de Sá, Rio de Janeiro, and an MBA in finance from IBMEC.

Rami Naum Goldfajn — Board member (Independent Member). Production engineer from Universidade Federal do Rio de Janeiro, Mr. Goldfajn also holds an MBA in management from COPPEAD — Universidade Federal do Rio de Janeiro, with an international extension course at the Wharton School of the University of Pennsylvania. Mr. Goldfajn is a Partner of Governança & Gestão Investimentos and member of the Board of Directors of Portobello S/A. He acted as CEO of Eleva, worked for over 10 years in the financial market, and has been a partner of Galeazzi & Associados, where he participated in several restructuring projects, besides having acted as the CFO at Grupo Estado de São Paulo and Eleva.

Roberto Faldini — Board Member (Independent Member). Mr. Faldini is a businessman and consultant, graduated in Management from EASP-FGV, with specialization in Advanced Management (Fundação Dom Cabral and INSEAD — Fontainebleau — France, 1991), in Enterprising Studies (Babson College — Boston - USA, 2004) and in Corporate Governance — Training Course (IFC-International Finance Corporation – IBGC - 2009). He is co-founder and member of the Board of IBGC — Brazilian Institute for Corporate Governance and he is an associated member of IBEF (Instituto Brasileiro dos Executivos Financeiros), IEF (Instituto da Empresa Familiar) and FBN — Family Business Network.

Walter Fontana Filho — Board member. Mr. Fontana Filho was the Chief Executive Officer of Sadia from 1994 to 2005, with previous experience as Commercial Vice President Director and Domestic Commercial Director. Mr. Fontana holds undergraduate and graduate degrees in Economics from Pontificia Universidade Católica, with a specialization in Business Marketing from Fundação Getúlio Vargas.

For a description of arrangements between our major shareholders for the election of our directors, see “Item 7 – Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Voting Agreement.”

Board of Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our bylaws require that the board of executive officers consist of a chief executive officer, a chief financial officer, a director of investor relations and up to twelve additional members, each with the designation and duties assigned by our board of directors.

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

The following table sets forth information with respect to our executive officers.

Name	Position Held	Current Position Held Since	Age
José Antonio do Prado Fay	Chief Executive Officer	October 28, 2008	56
Leopoldo Viriato Saboya	Chief Financial Officer and Investor Relations Officer	June 26, 2008	34
Antonio Augusto de Toni	General Officer of Perdix Business	April 26, 2007	46
Giberto Antonio Orsato	Human Relations Officer	April 26, 2007	48
Luiz Adalberto Stabile Benicio	Agropecuary Officer	March 28, 2005	47
Nelson Vas Hacklauer	Business Development Officer	May 31, 1995	58
Nilvo Mittanck	Chief Operating Officer	April 26, 2007	48
Wlademir Paravisi	General Officer of Batavo Business	April 26, 2007	49

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers.

José Antonio do Prado Fay - Chief Executive Officer. Mechanical Engineer from Universidade Federal do Rio de Janeiro with a postgraduate degree in industrial systems at COPPEAD - Universidade Federal do Rio de Janeiro, Petrobrás. He became CEO at Perdigão in October 2008 having held the position of director-general for the Perdigão Business Unit up to then. He has held various posts at leading companies such as Petrobrás, the Bunge Group, Batávia and Electrolux.

Leopoldo Viriato Saboya - Chief Financial Officer and Investor Relations Officer. Agronomist Engineer with a master’s degree in Applied Economics at ESALQ - Universidade de São Paulo, he has worked at Perdigão since 2001. He has held posts in the areas of strategic planning, corporate finance, capital markets, M&A, project finance, budgeting and competitive intelligence. He took over the chief financial officer’s position of the Company in 2008.

Antonio Augusto de Toni - General Officer of Perdix Business. He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A. At Perdigão companies, he took over as General Officer of the Perdix Business position in April 2007. Foreign Trade administrator from the Universidade do Vale do Rio dos Sinos specialized in Marketing Administration, International Administration and Corporate Finance. He also has an MBA in Agribusiness from FEA - Universidade de São Paulo.

Giberto Antonio Orsato - Human Resources Officer. Company Administrator, graduated from Unoesc (Universidade do Oeste de Santa Catarina), with specialization in Entrepreneurial Management also from Unoesc, in Business Management – STC from the Fundação Dom Cabral and Kellog Business School and an MBA in Business Administration from Universidade de São Paulo - USP. He joined BRF in 1987, working in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

Luiz Adalberto Stabile Benicio - Agropecuary Officer. He has worked at Perdigão since 1986, where he held different positions and is currently the Agropecuary Officer. He graduated with a degree in Animal Sciences from Universidade Estadual de Maringá, a PhD in Animal Nutrition from Universidade Federal de Viçosa and an MBA in Business Management.

Nelson Vas Hacklauer - Business Development Officer. He has been working at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Officer from 1994 to 1995 and Commercial Officer at Perdigão from 1989 to 1994. He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles.

Nilvo Mittanck - Chief Operating Officer. Mechanical Engineer, with specialization in Business Management – STC from Fundação Dom Cabral and Kellog Business School and an MBA in Administration from USP. He joined BRF in 1985, holding posts in the areas of engineering, projects, operations, logistics and supply chain until being appointed to his current position as Chief Operating Officer.

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

B.  Compensation

In 2009, the aggregate compensation paid by us to all members of the board of directors and all executive officers (24 persons) for services in all capacities to us and our subsidiaries was approximately R$22.8 million. In addition, we paid to all our executive officers approximately R$9.2 million in 2009 as part of our profit sharing plan.

The amount of compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid has been related to a percentage of the net income. Since 2006, a new methodology relates the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income measured against the budget established at the beginning of each year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical insurance, educational expense reimbursement, development and supplementary pension benefits, among others. In 2009, the amount paid as benefits to the executive officers totaled R$5.8 million. The aggregate total compensation paid to executive officers in 2009 (including salaries, profit sharing payments and benefits) was R$37.7 million.

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

Stock Option Plan

On March 31, 2010, our shareholders approved a long-term stock option plan for the executive officers of BRF (the “BRF Plan”) and a long-term stock option plan for certain executive officers of Sadia S.A. (the “Sadia Plan”), in both cases contemplating newly-issued or treasury shares of BRF. The BRF Plan is a new plan, while the Sadia Plan is a migration of the stock option plan in place at Sadia prior to our business combination. The maximum number of shares of BRF to be issued under the BRF Plan and the Sadia Plan are 8,724,732 and 867,812 ordinary shares of BRF, respectively.

The maximum number of options granted under the BRF Plan may not exceed, at any time, the amount equivalent to 2% of the total number of shares issued by BRF.  The exercise price of the stock options granted under the BRF Plan will be determined by our board of directors and will be equal to the average closing price of our shares on the 20 trading days preceding the execution of the stock option agreement. The exercise price is adjusted monthly based on the IPCA. The options vest in three equal annual installments beginning on the first anniversary of the grant date and expire five years after the grant date.

The maximum number of options granted under the Sadia Plan may not exceed 867,812 shares of BRF at any time. The exercise price of the stock options granted under the Sadia Plan is determined by multiplying the exercise price calculated in accordance with the prior stock option plan of Sadia by the exchange ratio of Sadia shares for BRF shares. The exercise price is adjusted monthly based on the INPC. The options vest three years after the grant date and expire five years after the grant date.

The BRF Plan and the Sadia Plan are intended to attract, retain and motivate our executives to generate value for our companies and to align their interests with the interests of our shareholders.

C.  Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Fiscal Council

We have a permanent fiscal council (conselho fiscal) composed of three members and their alternates who are elected at the annual shareholders’ meeting, with terms lasting until the succeeding annual shareholders’ meeting with reelection being permitted.

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attílio Guaspari (1)	President of the Fiscal Council	April 29, 2005	63
Agenor Azevedo dos Santos	Alternate	April 12, 2007	54
Osvaldo Roberto Nieto (2)	Member of the Fiscal Council	April 30, 2009	59
Ernesto Rubens Gelbcke	Alternate	April 30, 2009	66
Jorge Kalache Filho (2)	Member of the Fiscal Council	April 30, 2009	60
Mauricio Rocha Neves	Alternate	April 30, 2009	45
__________
(1) Financial Expert (as defined in the SEC rules) and Independent Member (as defined in the Novo Mercado rules)
(2) Independent Member (as defined in the Novo Mercado rules)

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current members of the fiscal council.

Attílio Guaspari - Member of the Fiscal Council (Financial Expert and Independent Member) and Financial Specialist. He graduated with a degree in Civil Engineering, a Master’s degree in Management Sciences; he is also a member of the Audit Committee of the Banco Nacional de Desenvolvimento Econômico e Social - BNDES. He has extensive experience as Internal Audit Chief, Financial Director and member of the Fiscal Council and Board of Directors.

Osvaldo Roberto Nieto - Member of the Fiscal Council (Independent member). Accountant with a doctorate in Business Management. He was Planning Director of Accor Brasil, Audit Manager at PricewaterhouseCoopers and currently Managing-Partner of Baker Tilly Brasil Auditores Independentes S/S.

Jorge Kalache Filho - Member of the Fiscal Council (Independent member). Engineer, he graduated from Pontifícia Universidade Católica do Rio de Janeiro, holds post-graduate degrees in Finance from Pontifícia Universidade Católica and Industrial Economics from Universidade Federal do Rio de Janeiro, Master’s degree in Business Administration from Pontifícia Universidade Católica. Mr. Kalache was chief of departments, and superintendent of industrial operating area, commerce, service and industry in BNDES. He has extensive experience serving on Board of Directors.

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and the company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee; rather, its primary responsibility has been to monitor management’s activities, review the financial statements and report its findings to the shareholders. For more details about our fiscal council, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Fiscal Council.”

Under an exemption pursuant to Rule 10A-3(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) regarding the audit committees of listed companies, a fiscal council may exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under the Brazilian Corporation Law.

To comply with Rule 10A-3(c)(3), the fiscal council must meet certain standards, including the following: (1) it must be separate from the full board of directors; (2) no executive officer may be a member; and (3) Brazilian law must set forth standards for the independence of the members. The fiscal council also must, to the extent permitted by Brazilian law, among other things: (a) be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; (b) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and (c) receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

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

The board of directors has determined that Mr. Attílio Guaspari is a “financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts.

Advisory Committees for our Board of Directors

Under our bylaws, our Board of Directors may, for advisory purposes, set up technical or consultative committees, of a non-deliberative nature, for undertaking special tasks or generic activities of interest to us.

At year-end 2006, we took another step towards consolidating our corporate governance practices by creating three advisory committees for our Board of Directors (committees on governance and ethics, strategy and finance and remuneration and executive development), which are composed of members of our Board of Directors and our Board of Executive Officers, in addition to market professionals.

D.  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2009	2008	2007
Administration	4,189	1,452	720
Commercial	13,856	6,480	4.659
Production	96,228	51,076	39,373
Total	114,273	59,008	44,752

The information at December 31, 2008 includes employees of businesses acquired in 2008:  Eleva, Plusfood and Maroca Russo Indústria e Comércio Ltda (Cotochés). The information at December 31, 2009 includes employees of Sadia.

All of our employees are located in Brazil, except for approximately 662 employees who are located abroad, mainly in Europe, who staff our overseas sales offices and processing plants.

We do not employ a material number of temporary employees. However, during the Christmas holiday season, we contract a company that furnishes sales representatives to us to assist in holiday sales.

All of our production employees are represented by labor unions. The production employees in each state have a different union, and the terms of our collective bargaining agreements vary in accordance with the union. In each case, however, salary negotiations are conducted annually between workers’ unions and us. The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement for a particular facility is binding on all production employees, whether or not they are members of the union. In general, collective bargaining agreements are applicable to all employees of that union or region, respecting the different professional categories. Our administrative employees are also generally members of separate unions. We believe that our relations with our employees are satisfactory, and there have been no strikes or significant labor disputes in the last few years.

We maintain a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan.” The principal components are (1) the PROHAB-Perdigão Housing Program, which provides home construction financing through an independent credit source, (2) the private Perdigão pension plan, administered by BRF – Brasil Foods Sociedade de Previdência Privada, (3) a credit cooperative that offers to the associated employee credit lines with attractive interest rates, (4) supplementary health plan that allows the employee to use the network agreements with costs subsidized by the Company, (5) meals services agreement, according to which the Company offers meals in its own restaurants or agreements with other restaurants for subsidies of up to 80% by the Company, (6) basic consumer products granted to employees with salary of up to five minimum wages and subsidized by 80% by the Company and (7) collective insurance life policy.

Beyond the benefits mentioned above, the wholly-owned subsidiary Sadia, also offers: (1) the private pension plan administered by Itaú-Unibanco and the private pension plan sponsored by Sadia and administered by Fundação Attílio Fontana; (2) basic consumer products granted to employees through kits of Sadia’s products and / or through meal cards (linked to labor agreements); and (3) funeral assistance to employee’s parents.

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

On March 31, 2010, our shareholders approved long-term stock option plans for executive officers of BRF and Sadia. For more details, see “Item 6 – Directors, Senior Management and Employees – Compensation.”

E.  Share Ownership

Share Ownership of Directors and Executive Officers

As of  March 31, 2010, members of our board of directors and executive officers owned the common shares of our Company set forth on the table below.

Directors:	Common Shares
Nildemar Secches	536,398
Wang Wei Chang	13,484
Luiz Fernando Furlan	5,944,216
Diva Helena Furlan	1,815,292
Francisco Ferreira Alexandre	3,008
João José Caiafa Torres	2
Carlos Alberto Cardoso Moreira	2
Wilson Carlos Duarte Delfino	6
Décio da Silva(1)	250,688
Gerd Edgar Baumer	400,000
João Vinicius Prianti	8,002
Adib Fadel	2
Luis Carlos Fernandes Afonso	2
Susana Hanna Stiphan Jabra	2
Manoel Cordeiro Silva Filho	2
Maurício da Rocha Wanderley	2
Rami Naum Goldfajn	2
Claudio da Silva Santos	2
Walter Fontana Filho	3,014,228
Eduardo Fontana D’Ávila	2,586,080
Roberto Faldini	464
Subtotal	14,571,884
Officers:
Nelson Vas Hacklauer	536
Nilvo Mittanck	110
Total	14,572,530
__________
(1) Excludes 26,346,620 common shares that may be deemed beneficially owned through Weg Participações e Serviços S.A.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

On March 31, 2010, we had outstanding 870,021,066 common shares (excluding 2,452,180 common shares held in treasury), without par value, 70,819,012 of which corresponded to ADRs. On March 31, 2010, we had approximately 40,000 holders of record.

Major Shareholders

The following table sets forth certain information as of March 31, 2010, with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) the total amount of our common shares owned by our directors and executive officers as a group.

	Common Shares
	Number	%
PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil(1)	117,261,140	13.44
PETROS - Fundação Petrobras de Seguridade Social (1)	79,694,726	9.13
Fundação Telebrás de Seguridade Social – SISTEL (1)	13,317,982	1.53
VALIA - Fundação Vale do Rio Doce (1)	25,998,170	2.98
FPRV1 Sabiá F1 Multimercado Previdenciário (2)	8,033,204	0.92
All directors and executive officers as a group, alternative members and executive officers (24 persons)(3)	14,572,530	1.67
__________
(1) These pension funds are controlled by participating employees of the respective companies and they are parties to a voting agreement (the “Pension Funds”). See “—Shareholders’ Voting Agreement.”
(2) This fund is held exclusively by FAPES. The common shares currently held by this fund are bound by the voting agreement signed by the Pension Funds.

(3) See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a table setting forth the share ownership of members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Décio da Silva through Weg Participações S.A., as described in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” In addition, this number excludes any shares held by the pension funds of which certain of our directors are representatives.

Changes in Ownership

We have decentralized control since we entered the Novo Mercado in April 2006.

The pension funds that are parties to the voting agreement described below held 28.0% of our common shares as of December 31, 2009, compared to 46.1% held at December 31, 2006.  The significant changes in the percentage ownership held by any major shareholder since December 31, 2006 are described below.

•         We had offerings of our shares in 2007 and 2009. Some of our principal shareholders subscribed to the rights in these offerings. The new issuances diluted the percentage of shares held by our major shareholders who did not participate in the offerings.

•         In connection with our acquisition of Eleva in 2008, our board of directors approved the incorporation of 54% of the shares of Eleva held by the shareholders of Eleva into our company, according to an exchange ratio of 1.74308853 shares of Eleva per share of Perdigão, resulting in the issuance of 20.2 million new shares.

•         In October 2007, PREVI-BANERJ sold all of our common shares that it held, representing 1.2% of our share capital, in market transactions on the São Paulo Stock Exchange.

•         In October and November 2007, FAPES transferred common shares it held representing 2.06% of our share capital to the public on the São Paulo Stock Exchange and to FPRV1 Sabiá F1 Multimercado Previdenciário, a fund beneficially owned by FAPES.

•         In 2008, FPRV1 Sabiá F1 Multimercado Previdenciário sold common shares it held representing 1.32% of our share capital to the public on the São Paulo Stock Exchange.

•         In 2008 and 2009, Real Grandeza sold all our common shares that it held, representing 1.72% of our share capital, in market transactions on the São Paulo Stock Exchange.

•         On July 8, 2009, in connection with our business combination with Sadia, we issued 37,637,557 new common shares to the shareholders of HFF, a holding company formed by the former controlling shareholders of Sadia for purposes of the business combination, as part of the merger of shares of HFF with BRF, which was the first step in our business combination with Sadia.

•         In July 2009, we also issued 115 million common shares, including common shares underlying American Depositary Shares, in a public offering.  In August 2009, we issued a further 17.5 million common shares pursuant to the underwriters’ exercise of their over-allotment option.  These issuances further diluted the percentages held by our pre-existing shareholders.

•         At separate meetings held on August 18, 2009, the common shareholders of Perdigão and Sadia approved the final step of the business combination, pursuant to which Sadia became our wholly-owned subsidiary and holders of common and preferred shares of Sadia received common shares of BRF, through the issuance of 59,390,963 new common shares. These shares were delivered to Sadia shareholders on September 22, 2009, and the business combination became fully effective on that date.  These new issuances diluted the percentage of shares held by our pre-existing shareholders.

Shareholders’ Voting Agreement

The Pension Funds are parties to a shareholders’ voting agreement, dated March 6, 2006, which provides for the exercise of the voting rights of these shareholders with respect to (1) the election of the members of our board of directors and fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

These shareholders agreed to meet before any shareholders’ or board of directors’ meeting to reach an agreement as to their votes regarding such matters. The decision will be taken by the majority of the shareholders, except in relation to the election of the members of (1) our board of directors, where each shareholder is entitled to indicate one member; and (2) the fiscal council.

The shareholders’ voting agreement, dated March 6, 2006, became effective April 12, 2006, and is valid for five years from that date or until the participation of the Pension Funds in our capital stock is less than 20% in the aggregate. The Pension Funds are free to transfer and encumber their shares, in whole or in part, without seeking the remaining shareholders’ approval. The shares transferred to unrelated third parties will automatically no longer be bound by the shareholders’ voting agreement. Shares acquired by the Pension Funds after the date of the agreement are also not bound by the agreement.

The foregoing description summarizes the material terms of the shareholders’ voting agreement and it is qualified in its entirety by reference to the full text of the agreement attached hereto as Exhibit 4.03.

B.  Related Party Transactions

The following summarizes the material transactions that we have engaged in with our directors, key management personnel, principal shareholders and ours and their affiliates since January 1, 2009.  The disclosure of related party transactions below is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under Brazilian GAAP or U.S. GAAP.

BNDES Financings

As of December 31, 2009, we had outstanding debt obligations to BNDES, including long-term loans under our FINEM credit line in an aggregate principal amount of R$1,832.7 million, outstanding debentures in an aggregate principal amount of R$2.1 million, credit lines for the financing of international trade transactions through BNDES’s EXIM program in the amount of R$534.8 million and working capital credit lines through BNDES’s PROCER program in the amount of R$101.4 million. BNDES is the sponsor of FAPES, which controls FPRVI Sabiá FI Multimercado Prev., one of our principal shareholders, but FAPES is managed separately.

The transactions with BNDES were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Banco do Brasil Financings

From time to time, we incur trade-related loans from Banco do Brasil S.A. on arm’s-length commercial terms in the ordinary course of business. These loans are included in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt.” Although Banco do Brasil S.A. is the sponsor of PREVI, one of our principal shareholders, PREVI is independently managed.

We are also borrowers under long-term loans with favorable interest rates from Banco do Brasil S.A. to fund eligible capital expenditures in the Central-West region of Brazil under a Brazilian federal government incentive program. Our primary long-term loans from Banco do Brasil S.A. at December 31, 2009 include (1) a commercial credit line (R$265.8 million), (2) an export credit note (R$1,421.0 million) and (3) an industrial credit note (R$37.1 million). Our outgrowers of poultry and hogs may also obtain federal government-subsidized rural credit financing from Banco do Brasil S.A. to fund capital expenditures. We assist our outgrowers in arranging this long-term financing. BRF currently does not guarantee and is not financially responsible for these outgrowers financing arrangements; however, we pay part of the payments that we would otherwise make to the outgrowers directly to a mutual fund operated by Banco do Brasil S.A. to support repayment of these financings.  Our subsidiary Sadia provides the guarantees of outgrower financing described in “Item 5. Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements.”

The transactions with Banco do Brasil were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Affiliates of the Former Controlling Shareholders of Sadia

Sadia is a party to transactions with Concórdia Holding Financeira S.A. (together with its subsidiaries, “Concórdia”), a company that was controlled by Sadia before the business combination and which, in turn, controlled Banco Concórdia S.A. and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities (“Concórdia Corretora”). In connection with the business combination, Sadia sold the shares of Concórdia Holding Financeira S.A. to HFIN Participações S.A., a holding company formed by the former controlling shareholders of Sadia for purposes of the transaction. The former controlling shareholders of Sadia, consisting of members of the Furlan and Fontana families and entities controlled by them, are now shareholders of our Company. The transactions between Sadia and Concórdia historically included transactions: related to (1) human resources (contracting of retirement plan, life insurance, and dental insurance with third parties), (2) telephone and (3) information technology, representing an aggregate monthly amount for clauses (1), (2) and (3) of R$50,000. These transactions were terminated prior to December 31, 2009.

Concórdia Corretora has provided services to Sadia in connection with foreign exchange, brokerage, currency hedging and commercial paper transactions and asset management, and Sadia paid Concórdia Corretora an average monthly amount of R$120,000 in the year ended December 31, 2008.  The foreign exchange, brokerage, currency hedging and commercial paper transactions ceased prior to December 31, 2009. Concórdia Corretora continues to provide asset management services to Sadia, including with respect to the Credit Assigment Investment Fund descripted in “— F. Tabular Disclosure of Contractual Obligations.” Luiz Fernando Furlan and Walter Fontana Filho, who are members of our board of directors, may have significant influence over Concórdia, including Concórdia Corretora.

In addition to the transactions with Concórdia, prior to the business combination, Sadia was also a party to a number of other agreements with entities that were partly or wholly owned by members of the Furlan and Fontana families. None of these agreements was material to Sadia individually or in the aggregate, the largest of them representing R$47.1 million, or 0.5% of Sadia’s total costs and expenses, in 2008. In connection with the business combination, all the material agreements with these other entities were terminated.

Sadia has financial transactions with Sadia International Ltd. and operating and financial transactions with Wellax Food Logistics C.P.A.S.U. Lda., or “Wellax,” both of which are vehicles for sales outside Brazil.  Wellax also acts as a financing entity for Sadia by obtaining export financing loans from international banks and investing the proceeds in marketable securities.

C.  Interests of experts and counsel.

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of the Company is comprised of common shares. As of April 30, 2010, 870,021,066 of our common shares (excluding 2,452,180 held in treasury) were issued and outstanding, 70,923,712 of which correspond to ADRs.

Legal Proceedings

We and our subsidiaries are party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in each legal proceeding as remote, possible or probable. We record provisions for eventual losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.”

Tax Proceedings

We were engaged in several legal proceedings with Brazilian tax authorities in the aggregate amount of R$2.9 billion as of December 31, 2009, for which we have established provisions in an aggregate amount of R$204.7 million as of December 31, 2009, compared to R$153.3 million and R$99.5 million as of December 31, 2008 and 2007, respectively. Of the proceedings for which we have recorded a provision for loss, the primary proceedings are the following:

•     We have challenged several legal proceedings in connection with ICMS taxes. The primary challenges are related to ICMS tax credits recorded upon the acquisition of raw materials considered part of the basic food basket (“cesta básica”) in an aggregate amount of R$255.8 million, presumed credits (“crédito presumido”) in an aggregate amount of R$82.0 million, ICMS credits related to discrepancies on tax rates raised by Brazilian Tax Authorities (“guerra fiscal”) in an aggregate amount of R$877.1 million and several other matters in an aggregate amount of R$350.7 million. We recorded a provision for loss of R$64.5 million as of December 31, 2009, relating to these proceedings in which we believe that losses are probable.

•     In August 2009, a tax assessment was issued by the São Paulo state tax authorities against our subsidiary Sadia in the amount of R$209.5 million. The assessment relates to the non-collection of ICMS derived from the offset of ICMS tax credits that the tax authorities allege were not available to Sadia under Complementary Law No. 24/75 during the period from January 2007 to December 2008. The state tax authorities have stated that the available ICMS credit was limited to the amount of the ICMS collected upon the entrance of goods into the State of São Paulo, sent by an establishment located in the State that granted the taxpayer the tax benefit. Sadia has filed its defense arguing that the tax treatment was without merit based on the non-cumulative constitutional principle which provides the right to offset ICMS credits without such limitation. The exception of loss under the claim is consider possible and Sadia has classified this claim as a possible loss and has not recorded a provision with respect thereto.

•     In October 2009, a tax assessment was issued by the Paraná state tax authorities against Sadia in the amount of R$111.2 million. The assessment refers to the non-collection of ICMS related to the offset of ICMS tax credits derived from (1) tax benefits allegedly granted without the National Council of the State Treasury (“CONFAZ”) approval, (2) use and consumption of materials, (3) undue application of Laws No. 13,212/2001 and 14,747/2005 and (4) other allegedly undue credits. The credits were related to transactions that occurred during the period from January to December 2008. Sadia has filed its defense arguing that the tax treatment was without merit based on the non-cumulative constitutional principle, which provides the right to offset ICMS credits and that the tax authorities did not adequately follow the procedures set forth under state law. The expectation of loss under the claim is considered possible and Sadia has classified this claim as a possible loss and has not recorded a provision.

•     We have challenged the assessment of the Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira-CPMF) to our export sales. As the appellate courts have not yet decided on this matter, we believe that losses are probable. We have established a provision for loss of R$22.7 million as of December 31, 2009 relating to this proceeding, compared to R$27.1 million as of December 31, 2008.

•     We have challenged the assessment of PIS and COFINS taxes on the receipt of interest on shareholders’ equity. We estimate the amount involved in this proceeding to be R$41.4 million as of December 31, 2009, and based on the advice of counsel, while we believe that losses are possible, we have not recorded contingency reserves in relation to this proceeding.

•     We have challenged the assessment of corporate income and social contribution taxes on our overseas entities located in the Cayman Islands, which is, in turn, controlled by Crossban Holding GmbH, located in Austria. During the corresponding tax period, Crossban was controlled by PDA - Distribuidora de Alimentos Ltda. and PRGA Participações Ltda., both located in Brasil, which were in turn controlled by Perdigão Agroindustrial S.A. The tax authorities disregarded Crossban for tax purposes, classifying it as a pass-through entity, based on the belief that we were attempting to avoid double taxation through the improper use of the current tax treaty between Brazil and Austria. Furthermore, arguing that the company acted deliberately in such regard, the tax authorities assessed a penalty of 150% of the tax claimed. Recently, however, the Regional Office of the Brazilian IRS (Delegacia Regional da Receita Federal), after due analysis of our arguments, rejected the arguments of the tax authority and decided in our favor. As of December 31, 2009, the amount involved in this proceeding was R$155.8 million. Based on our counsel’s advice involved in the matter and on the favorable opinion received, we did not set aside a provision for loss for this proceeding. Though the tax authorities have filed for appeal, our counsel’s opinion regarding the possibility of loss remains unchanged.

•     Our subsidiary Sadia has challenged a legal proceeding related to IPI credits for exportation companies (“crédito-prêmio IPI”), the amount of which is R$364.6 million. The company recognized this IPI credit based on a final judgement.  Based on our counsel’s advice involved in the matter, we did not accrue for any loss related to this proceeding.

•     Our subsidiary Sadia has challenged several legal proceedings in an aggregate amount of R$400.6 million related to corporate income (R$119.7 million) and social contribution taxes (R$115.4 million), PIS and COFINS (R$83.5 million) and other taxes (R$82.0 million).  Based on our counsel’s advice involved in these matters, we did not accrue for any losses related to these proceedings.

Labor Proceedings

As of December 31, 2008, we were involved in 4,512 labor proceedings amounting to total claims of R$1.3 billion.  As we have not completed the integration of our business with that of Sadia (due, among other reasons, to limitations imposed by the Brazilian antitrust authorities), it is not possible to estimate these amounts as of December 31, 2009. These cases are mainly related to overtime, salary adjustments for inflation for periods prior to the introduction of the real, illnesses allegedly contracted at work and work-related injuries. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. Our provisions for probable losses in labor claims were R$84.3 million as of December 31, 2009.  We recorded these provisions based on past history of payments and the opinion of our legal counsel. Our management believes that the provision is sufficient to cover probable losses.  However, as noted above in the first paragraph under “—Legal Proceedings,” our losses classified as possible (but not probable) losses are considerably higher than this amount.

Civil, Commercial and Other Proceedings

As of December 31, 2008, we were defendants in 1,090 civil proceedings amounting to total claims of R$146.1 million.  As we have not completed the integration of our business with that of Sadia (due, among other reasons, to limitations imposed by the Brazilian antitrust authorities), it is not possible to estimate these amounts as of December 31, 2009.  We were defendants in several civil, commercial and others proceedings related to, among other things, traffic accidents, breach of contract claims, property damage and physical injuries.  The civil, commercial and other actions are mostly in lower courts in the evidentiary phase, and we are awaiting the decisions of the applicable courts.  We have recorded provisions for probable losses in the amount of R$47.8 million in connection with our pending civil, commercial and other proceedings as of December 31, 2009.  We recorded these provisions based on past history of payments and the opinion of our legal counsel.  Our management believes that the provision is sufficient to cover probable losses.  However, as noted above in the first paragraph under “—Legal Proceedings,” our losses classified as possible (but not probable) losses are considerably higher than this amount.

Litigation Relating to Sadia’s Pre-Business Combination Derivatives Activities

In the fall of 2008, the real suffered a strong devaluation, including in relation to the U.S. dollar. As a result of such devaluation, Sadia sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit.

In addition, on May 15, 2009, Sadia received a letter from the CVM informing Sadia that the CVM had initiated a preliminary analysis of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. The letter states that the proceeding is still at a preliminary stage, and the CVM has not yet specified whether any of these individuals may be subject to liability. On August 21, 2009, Sadia received an additional letter from the CVM requesting that Sadia provide certain documents to the CVM in connection with its investigation, which was complied with by Sadia. This investigation currently relates only to these individuals, and Sadia itself is not a part to such investigation; accordingly, no contingency has been recorded.

Following the derivative losses described above, Sadia retained BDO Trevisan, as unanimously approved by all of the shareholders present at the meeting in question, to conduct an independent investigation of the financial transactions that led to the currency derivative losses, including the potential liability of Sadia officers to indemnify Sadia in relation to such transactions in light of Article 159 of the Brazilian Corporations Law.

The conclusions of the BDO report were also considered by the shareholders who voted unanimously at an Extraordinary Meeting of Shareholders held on April 6, 2009 for Sadia to file a liability action against the former Chief Financial Officer (based on negligent conduct, bad business judgment or imprudence, under Brazilian Corporations Law Article 159), seeking indemnification for the Sadia’s losses. As a consequence, Sadia has retained a specialized law firm that evaluated the facts and merits of the case, including the BDO report, in order to file a lawsuit against the former Chief Financial Officer. A lawsuit in connection with such matter was filed on June 18, 2009. On the other hand, the same former officer filed a labor lawsuit against Sadia, which is in preliminary stages. Both cases are recorded as possible losses in Sadia’s contingency system, and no provisions have been recorded.

Dividends and Dividend Policy

Our dividend policy has historically included the distribution of periodic dividends, based on quarterly balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our bylaws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year in which they are declared.

As permitted by the Brazilian Corporation Law, our bylaws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest on shareholders’ equity. We refer to this amount as the mandatory distributable amount. Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2005 on a per share basis in reais. The amounts give effect to the three-for-one share split that became effective on April 12, 2006. After the share reclassification that became effective on April 12, 2006, we no longer have authorized or outstanding preferred shares.

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

Year	Description	First Payment Date	Nominal Currency Brazilan per Share	U.S.$ Equivalent per Share at Payment Date
2005	Interest on shareholders’ equity	August 31, 2005	0.35	0.15
2005	Interest on shareholders’ equity	February 24, 2006	0.36	0.17
2005	Dividends	February 24, 2006	0.10	0.05
2006	Interest on shareholders’ equity	February 27, 2007	0.19	0.09
2006	Dividends	February 27, 2007	0.02	0.01
2007	Interest on shareholders’ equity	August 31, 2007	0.22	0.11
2007	Interest on shareholders’ equity	February 29, 2008	0.33	0.19
2008	Interest on shareholders’ equity	August 29, 2008	0.25	0.15
2008	Interest on shareholders’ equity	February 27, 2009	0.12	0.05
2009	Interest on shareholders’ equity	February 26, 2010	0.23	0.13

The following table sets forth total dividends and interest on shareholders’ equity by share class:

Year	Dividends and Interest on Shareholders’ Equity on Common Shares	Dividends and Interest on Shareholders’ Equity on Preferred Shares	Total Dividends and Interest on Shareholders’ Equity
	(in millions of reais)
2005	18.75	35.40	54.15
2006	17.60	—	17.60
2007	50.10	—	50.10
2008	38.20	—	38.20
2009	50.00	—	50.00

Amounts Available for Distribution

The section of this form entitled “Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law. See “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity” under Item 10.

C.  Significant Changes.

The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report.

ITEM 9.   THE OFFER AND LISTING

A.4. Markets

The principal trading market for our common shares is the São Paulo Stock Exchange.

On October 20, 2000, ADSs representing our preferred shares began trading on the NYSE. On April 12, 2006, our preferred shares were converted into common share and our ADS have represented our common shares since then. On February 28, 2010, there were 17,762,003 ADSs outstanding, representing 35,524,006 common shares, or 8.1% of our outstanding common shares.

Share Reclassification and Related Share Split

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors. In accordance with Brazilian GAAP, per share data and other information in this Annual Report on Form 20-F have not been adjusted to give effect to the reclassification and related share split. However, the per share data in accordance with U.S. GAAP that is presented in “Item 3. Key Information—A. Selected Financial Data” and Note 26 to the consolidated financial statements in this Annual Report on Form 20-F have been adjusted to reflect the share reclassification and the share split.

In March 2006, our shareholders approved (1) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares and (2) a three-for-one share split of our common shares. The conversion and related share split became effective on April 12, 2006. We undertook the conversion in connection with our voluntary adherence to the higher corporate governance and disclosure requirements of the São Paulo Stock Exchange’s Novo Mercado. As a result of the share reclassification and share split, our share capital consists solely of common shares, and each of our common shares was split into three common shares. In accordance with Brazilian GAAP, per share data and other information in this Annual Report on Form 20-F have not been adjusted to give effect to the reclassification and related share split. However, the per share data in accordance with U.S. GAAP that is presented in “Item 3. Key Information—Selected Financial Data” and Note 25 to the consolidated financial statements in this Annual Report on Form 20-F have been adjusted to reflect the share reclassification and the share split.

On March 31, 2010, we had approximately 40,000 shareholders, including 267 U.S. resident holders of our common shares (including The Bank of New York, as depositary). On March 31, 2010, there were 870,021,066 common shares issued and outstanding (excluding 2,452,180 common shares held in treasury).

Price History of Our Common Shares, Preferred Shares and ADSs

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

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per		Reais per		U.S. dollars per ADS
	Common Share		Preferred Share(1)
	High	Low	High	Low	High	Low
Year
2005	11.15	7.66	13.41	7.11	12.00	5.69
2006	16.16	9.19	16.16	10.50	14.30	7.60
2007	24.48	12.25	—	—	28.48	11.44
2008	26.65	13.60	—	—	32.85	11.68
2009	24.88	12.96	—	—	28.54	10.75

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per		Reais per		U.S. dollars per ADS
	Common Share		Preferred Share(1)
	High	Low	High	Low	High	Low
Quarter
2008
First Quarter	22.69	17.53	—	—	26.01	20.31
Second Quarter	26.65	19.80	—	—	32.85	26.45
Third Quarter	22.90	16.90	—	—	28.93	17.22
Fourth Quarter	19.10	13.60	—	—	19.98	11.68
2009
First Quarter	16.82	12.96	—	—	14.93	10.75
Second Quarter	20.50	14.25	—	—	20.85	12.46
Third Quarter	24.88	18.52	—	—	27.41	15.70

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per		Reais per		U.S. dollars per ADS
	Common Share		Preferred Share(1)
	High	Low	High	Low	High	Low
Fourth Quarter	24.30	19.80	—	—	28.54	22.75
2010
First Quarter	24.24	21.60	—	—	28.17	22.96
____________
Source: Bloomberg

(1) Preferred shares were converted into common shares on April 12, 2006.

On April 22, 2010, the closing sales price of:

•     our common shares on the São Paulo Stock Exchange was R$23.50 per share;

•     the ADSs on the NYSE was U.S.$13.54 per ADS;

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

B.  Plan of Distribution

Not applicable.

C.  Markets

Trading on the BM&F Bovespa - Securities, Commodities & Futures Exchange

The BM&F Bovespa - Securities, Commodities & Futures Exchange, or “São Paulo Stock Exchange,” is a public company which resulted from the merger, in 2008, among Bolsa de Mercadorias e Futuros (BM&F, the Brazilian commodities and futures exchange), Bolsa de Valores de São Paulo (Bovespa, the São Paulo stock exchange), and Companhia Brasileira de Liquidação e Custódia (CBLC, a clearinghouse). Before the merger, BM&F and Bovespa, which were non-profit entities owned by their member brokerage firms until 2007, conducted their initial public offerings (IPOs) and became public companies.

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

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia), or “CBLC,” which is the São Paulo Stock Exchange’s securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

In order to maintain better control over the fluctuation of the São Paulo Stock Exchange index, the São Paulo Stock Exchange has a “circuit breaker” system in which the trading session is suspended for a period of 30 minutes or one hour in the event the São Paulo Stock Exchange index were to fall below the limit of 10.0% or 15.0%, respectively, in relation to the closing rate of the index of the previous trading session.

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

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the CMN. Resolution No. 2,689 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. For more information, see “—Regulation of Foreign Investment” under Item 10.

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

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

Description of Share Capital

Set forth below is a summary of the material terms of provisions of our common shares. This description does not purport to be complete and is qualified in its entirety by reference to our bylaws (filed herewith as Exhibit 1.01), the Brazilian Corporation Law, the rules and regulations of the CVM and the rules of the Novo Mercado.

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

At the end of 2007, Perdigão S.A successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva acquisition. On January 14, 2008, as a result of the demand for the offering, the over-allotment option was partially exercised, we issued additional 744,200 shares, at the same price in the amount of R$33.5 million, the capital stock increased to R$2,500 million, represented by 186,701,352 common book-entry shares.

On February 21, 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for one share of our Company, upon issuance of 20.2 million shares. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 were common shares held in treasury).

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share.  As a result our capital stock increased to R$4,927,933,697.75.

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75  through the issuance of 115,000,000  common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000  common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

On March 31, 2010, the capital stock subscribed for and paid up is R$12,553,417,953.36, represented by 872,473,246 common shares, all book entry and with no par value.

On March 31, 2010, we amended our bylaws to increase our authorized share capital to 1,000,000,000 common shares.  As a result, our share capital  may be increased up to that number without an amendment to our bylaws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders.

Corporate Purpose

Article 3 of our bylaws provides that our corporate purpose consists of:

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

The Brazilian Corporation Law forbids us to engage in any business practices inconsistent with our corporate purpose and core business, including the granting of pledges, collateral, endorsement or any guarantees not related to our corporate purpose or contrary to our bylaws, except for those practices already engaged in, and any such practices will be null and void.

Restrictions on Certain Activities

Our bylaws prohibit us from granting financing or guarantees to third parties in transactions outside the ordinary course of our business.

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “—Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our Bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 37 of our bylaws.

According to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•     the right to participate in the distribution of profits;

•     the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

•     preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian Corporation Law described under “—Preemptive Rights”;

•     the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

•     the right to withdraw from our company in the cases specified in the Brazilian Corporation Law, which are described under “—Withdrawal Rights.”

Meeting of Shareholders

Under the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within 120 days of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting. The election of our directors typically takes place at the annual shareholders’ meeting, although under Brazilian Corporation Law it may also occur at an extraordinary shareholders’ meeting. Members of the fiscal council (conselho fiscal), if the requisite number of shareholders requests its establishment, may be elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Under our bylaws and the Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:

•    amendment of our bylaws;

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

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are convened to amend our bylaws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding share capital entitled to vote on the first call and any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and blank votes are not counted as shares present in person or represented by proxy. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

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

Elimination of or amendment to limit shareholders’ rights under Article 37 of our bylaws, which requires any shareholder who becomes the holder of 20% or more of our total capital stock to effect a public tender offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting. The shareholders who approve such elimination or amendment must launch a public tender offer in accordance with the rules established by Article 37 of our bylaws.

Notice of Shareholders’ Meetings

Under the Brazilian Corporation Law, notice of each of our shareholders’ meetings must be published at least three times in the Diário Oficial de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same state, which is currently a newspaper specializing in business matters called Valor Econômico. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on second call. However, pursuant to our bylaws, the shareholders’ meeting to approve our delisting from the Novo Mercado or a going private transaction must be called not less than 30 days prior to the meeting. In certain other circumstances, the CVM may require that the first notice be published not later than 30 days prior to the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM can become familiar with and analyze the proposals to be submitted at the meeting and, if applicable, inform the company, up to the end of the suspension period, the reasons why it believes that a proposed resolution violates legal or regulatory provisions.

Location of Shareholders’ Meetings

Our shareholders’ meetings take place at our head offices in the City of Itajaí, State of Santa Catarina. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the City of Itajaí and the relevant notice includes a clear indication of the place where the meeting will occur.

Calling of Shareholders’ Meetings

Our board of directors may call shareholders’ meetings. Shareholders’ meetings also may be called by:

•     any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and our bylaws;

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

•     our fiscal council, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed; and

•     any co-chairman of our board of directors, within two days of a determination by the São Paulo Stock Exchange that the prices of our common shares must be quoted separately from other Novo Mercado securities or following the suspension of trading of our shares on the Novo Mercado, in each case, due to our non-compliance with the Novo Mercado regulations. All members of our board of directors must be replaced at such shareholders’ meeting. If any co-chairman of the board of directors fails to call such shareholders’ meeting within the prescribed time limit, any shareholder of our company may do so.

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

Pursuant to our bylaws, shareholders attending a shareholders’ meeting must deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares.

Shareholders who do not submit proof of their status as shareholders or who cannot provide the power of attorney (if the shareholder is represented by a third party) within at least five days prior to the shareholders’ meeting may be prevented from attending a shareholders’ meeting, to the extent there is no legal restriction of this provision of our bylaws. Any disputes relating to this provision of our bylaws may be submitted to arbitration conducted in accordance with the Novo Mercado rules.

Board of Directors

Under our bylaws, our board of directors consists of up to 11 members and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. The Brazilian Corporation Law requires each director to hold at least one of our shares. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.

Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules and Arbitration Regulations of the Arbitration Chamber of the São Paulo Stock Exchange.

Pursuant to our bylaws, a shareholder who intends to nominate one or more members of our board of directors, other than the current members of the board of directors, must notify us in writing at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange and (2) through a press release to our shareholders, within not less than three days after receipt of such notification, considering only the days the newspapers generally used by us are published.

Shareholders who fail to provide notice of their intention of appointing members to our board of directors may be deprived from appointing these members at the shareholders’ meeting. We believe that this provision is valid and enforceable as it provides other shareholders with the opportunity to learn about the candidates and prepare themselves and, if they so desire, to attend and vote at the respective shareholders meeting. In case of any dispute arising from efforts to appoint members that were not previously notified under the terms required by our bylaws, such dispute may be submitted to arbitration in accordance with the rules of Novo Mercado.

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

Under our bylaws, if multiple voting is not requested, the members of our board of directors may decide, by a majority of the members present, to propose a complete list of candidates to replace vacancies. In the event multiple voting is requested, each candidate from the list proposed by the board of directors will be considered one candidate for the board of directors.

Pursuant to our bylaws, if a shareholder requests the adoption of the multiple vote system, as provided by Section 141 of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange, and (2) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days the newspapers generally used by us are published.

On July 8, 2009, the Company’s bylaws were amended to implement a new structure for the board of directors, now presided over by two co-chairmen and with a total of 11 members.

The shareholders approve the aggregate compensation of the members of the board of directors and fiscal council for each fiscal year. The board of directors decides the allocation of the compensation among its members and the members of the fiscal council.

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

Members of the fiscal council may not be members of the board of directors, officers or an employee of a controlled company or a company from the same group, nor may they be the spouse or relative of any of our officers. The Brazilian Corporation Law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10% of the average remuneration paid to directors, excluding other benefits. At least one of the members of our fiscal council must have a background in accounting, auditing and finance, which qualifies him or her as a financial expert. According to our bylaws, a member of the fiscal council shall not act as a member of more than two other corporate bodies, such as the board of directors, fiscal council or audit committee.

Transactions in Which Directors and Officers Have a Conflict of Interest

Our bylaws contain a specific provision limiting the right of a director to vote on a proposal, arrangement or contract in which the director has an interest that conflicts with our interests. In addition, the Brazilian Corporation Law prohibits a director or officer from:

•     performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

•     by virtue of the director’s or officer’s position, receiving any type of direct or indirect personal advantage from third parties without authorization in our bylaws or from a shareholders’ meeting;

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

Our bylaws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

Profit Reserve Accounts

The financial statements of corporations incorporated under Brazilian law include two principal reserve accounts: profit reserves and capital reserves. Except for the legal reserve, allocations to any reserve are subject to the approval of our shareholders at our annual shareholders’ meetings.

Profit Reserves

Under the Brazilian Corporation Law, our profit reserves account is comprised of the legal reserve, unrealized profits reserve, contingency reserve, bylaw reserves and retained earnings reserve. Allocations to each of these reserves (other than the legal reserve) are subject to approval by our shareholders at our annual shareholders’ meeting.

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution. At December 31, 2009, we had a legal reserve of R$71.0 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceed the sum of (1) the portion of our net income, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2009, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2009, we did not have a contingency reserve.

 Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for two additional reserves:

•     Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital. At December 31, 2009, we had reserves for increases in capital of R$160.3 million.

•     Expansion reserves. Under our bylaws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2009, we had an expansion reserve of R$496.4 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2009, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2009, we did not have a capital reserve.

Payment of Dividends and Interest on Shareholders’ Equity

The bylaws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity. Consistent with the Brazilian Corporation Law, our bylaws provide that an amount equal to 25% of our net profits, adjusted as described in “—Allocation of Net Income and Distribution of Dividends” above, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.

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

Dividends

We are required by the Brazilian Corporation Law and our bylaws to hold an annual shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our bylaws do not require that we index the amount of any dividend payment to inflation.

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

Interest on Shareholders’ Equity

Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount. For more information, see “E. Taxation—Brazilian Tax Considerations—Income Tax.”

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

A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures or warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of the Brazilian Corporation Law and our bylaws, our board of directors may reduce or exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

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

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our bylaws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.

All shareholders who vote in favor of an amendment to the provisions of our bylaws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.

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

Arbitration

In accordance with our bylaws, we, our shareholders, directors and members of our fiscal council agree to resolve through arbitration any disputes or controversies that may arise between us relating to or derived from, in particular, the application, validity, enforceability, interpretation or breach (and its effects) of the Novo Mercado listing agreement, Novo Mercado rules, our bylaws, the shareholders’ agreements filed at our headquarters, the Brazilian Corporation Law, the rules published by the CMN, the Central Bank, the CVM, the other rules applicable to the Brazilian capital markets in general or the rules of the Market Arbitration Chamber of the São Paulo Stock Exchange itself, in each case in accordance with the rules of the Market Arbitration Chamber. According to Chapter 12 of these Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

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

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total share capital or by a shareholder who is not a member of a group of shareholders (as defined in our bylaws), we must conduct the public tender offer, within the limits imposed by law. In this case, subject to applicable regulation, we may only purchase shares from shareholders who have voted in favor of our becoming a private company after purchasing all shares from the other shareholders who voted against going private and who have accepted the public tender offer.

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

Pursuant to our bylaws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado regulations. In such a case, the chairman of the board of directors must call a shareholders’ meeting within two days of the determination by the São Paulo Stock Exchange in order to replace all members of our board of directors. If the chairman of the board of directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for compliance with the requirements that resulted in the delisting.

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

As set forth in our bylaws, if there is widespread ownership of our shares, then, among other things: (1) in the event we go private, we will be responsible for undertaking a public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided, however, that subject to applicable regulation, we will only be able to purchase the shares owned by shareholders that voted in favor of our becoming a private company after purchasing all shares of the shareholders who voted against going private and who have accepted the public tender offer, (2) in the event we delist from the Novo Mercado as a result of a resolution of the shareholders, shareholders who voted in favor of the delisting will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report; and (3) in the event we delist from the Novo Mercado as a result of non-compliance with the obligations set forth in its rules, shareholders voting in favor of the decision which resulted in such noncompliance will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided that if the non-compliance resulted from the actions of our management, we will be responsible for the public offering.

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

In the event we are subject to widespread ownership, the shareholder that acquires control of our company will only be obligated to conduct a public tender offer acquire our remaining shares if there is a sale of a number of shares of our share capital that entitles the acquiring shareholder, directly or indirectly, legally or in fact, effectively to control our business and orient our management. Such situations must be analyzed on a case-by-case basis. The change of control concept provided for in our bylaws and the situations in which the acquiring shareholder is required to make a public tender offer includes and may be broader than the concepts and situations provided for in the Brazilian Corporation Law and in the Novo Mercado listing regulations.

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

The takeover should be (1) sent immediately to all of our shareholders, (2) put in effect by public auction to be held by São Paulo Stock Exchange and (3) paid immediately in Brazilian reais. The price for the shares offered may not be less than the greater of (a) the economic value determined by an appraisal report, (b) 135% of the issue price of our shares in any capital increase carried out through public distribution occurring in the 24 months preceding the date on which the takeover is executed, as updated by the IPCA to date of payment, and (c) 135% of the average unit price of the shares of our offering during the 30 days prior to the completion of the takeover on the stock exchange where the bulk of the shares are traded.

For a detailed description of the procedures applicable to takeover bid by increased participation, see our bylaws filed as an exhibit to this annual report.

Suspension of Rights of Acquiring Shareholder for Violation of Our Bylaws

In the event an acquiring shareholder violates the provisions of our bylaws regarding the need to conduct a public tender offer as a result of a change of control or of the purchase of shares representing 20% or more of our share capital, the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

Purchases of Our Shares by Our Company

Our bylaws entitle our board of directors to approve the acquisition of our shares. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions:

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

•     Informações Anuais-IAN (a report on a standard form containing annual corporate, business, and selected financial information), within a month from the date of the annual general shareholders’ meeting; and

•     Informações Trimestrais-ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

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

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report (Informações Anuais-IAN).

Information Regarding Any Trading Carried Out by Any Controlling Shareholders, Members of Our Board of Directors, Our Board of Executive Officers or Members of Our Fiscal Council

Pursuant to the rules of the CVM and the Novo Mercado, any controlling shareholders, officers, directors, members of the fiscal council, if active, and members of any other technical or advisory committee created by our bylaws, must disclose to us, the CVM and the São Paulo Stock Exchange information in connection with the total amount and characteristics of our securities owned, directly or indirectly, or any derivatives with reference to such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, this information must also include securities held by the spouse, companion or dependents of such persons and be included in the annual income tax statement of the controlling shareholder, officer, director or member of the fiscal council. This information must be communicated to the CVM and the São Paulo Stock Exchange by the Investor Relations Officer within ten days after the end of each month.

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

Trading on Stock Exchanges

Our shares trade on the Novo Mercado segment of the São Paulo Stock Exchange under the symbol “BRFS3.” The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

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

Stock Option Plan

On March 31, 2010, our shareholders approved long-term stock option plans for executive officers of BRF and Sadia. For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”  We were required to seek shareholder approval of this stock option plan, as described in “— Meeting of Shareholders” above, and we were required to disclose the stock option plan and provide the São Paulo Stock Exchange and the CVM with a copy.

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

C.  Material Contracts

The descriptions of our material contracts provided below summarize the material terms of such contracts and they are qualified in their entirety by reference to the full text of the agreements attached hereto as Exhibits 4.01 and 4.02.

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia. On July 8, 2009, the business combination was approved by the board of directors of Perdigão, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition. As a result of those approvals, among other things, Sadia became a subsidiary of our company, and we changed our name to BRF – Brasil Foods S.A. In addition, we amended our certificate of incorporation to expand the board of directors, three of whom were elected by the controlling shareholders of Sadia and are expected to serve until the 2011 general shareholders’ meeting. Our board of directors now has a co-chairman structure, and neither of the co-chairmen has a tie-breaking vote in the case of a tie.

At separate meetings held on August 18, 2009, the common shareholders of Perdigão and Sadia approved the further step of the business combination, pursuant to which Sadia became our wholly-owned subsidiary and holders of common and preferred shares of Sadia received common shares of BRF. The business combination became fully effective on September 22, 2009.

The business combination remains subject to review by the antitrust authorities in Brazil. On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for “in natura” meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and “in natura” beef), although not purchases of poultry or hogs. However, for our other activities, we continue to be subject to our reversibility agreement during the review period by the Brazilian antitrust authorities. The Brazilian antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities. We have consolidated the results of operations of Sadia in our results of operations since July 8, 2009.

The transaction is described in more detail under “Item 10. Additional Information—C. Material Contracts—Business Combination with Sadia.”

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

On February 21, 2008, we completed the last step in the acquisition of Eleva through a merger of shares, based on the ratio of 1.74308855 shares of Eleva to one new share of Perdigão for R$911.6 million. With the completion of the transaction, Eleva became a wholly-owned subsidiary of Perdigão. The total number of shares issued in the entire transaction was 20,256,751, for the issue price of R$45.00 per share.

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

On April 30, 2008, we merged the wholly-owned subsidiary Eleva Alimentos S.A. into Perdigão S.A., generating goodwill of R$1.3 billion. This action generated non-recurring income for fiscal year 2008, and the corresponding tax benefit is to be spread across a period of up to ten years. On May 1, 2008, we merged into the wholly-owned subsidiary Perdigão Agroindustrial S.A. the equity interest in the companies Avipal S.A. Construtora e Incorporadora, Avipal S.A. Alimentos, Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Estabelecimento Levino Zaccardi y Cia. S.A., all former wholly-owned subsidiaries of Eleva.

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

Pursuant to Resolution No. 3,265, of March 4, 2005, which was revoked by Resolution No. 3,568, issued on May 29, 2008, the National Monetary Council introduced a single Foreign Exchange Market and abolished the legal differences between the Commercial and Floating Markets. Among the modifications to Exchange Market rules is a broader permission to remit funds abroad through the Foreign Exchange Market. On the other hand, the so-called “CC5-Accounts,” which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties. As it is a very recent rule, it is not possible to assess the impact of its provisions on the Brazilian Exchange Market, but it is expected to have a general positive effect by reducing costs derived from currency exchange transactions.

Resolution No. 3,568, issued on May 29, 2008 by the National Monetary Council, kept in effect the main provisions of Resolution No. 3,265, which it superseded.  However, among the changes introduced by Resolution No. 3,568 was that travel agencies and hotels are no longer be permitted to operate directly in the foreign exchange markets, but that such companies may execute agreements with authorized financial institutions, up a maximum amount equal to US$3,000.00, in order to service those of their clients who might need to engage in foreign exchange transactions.

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

There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an Electronic Registration under the Resolution No. 2,689. Under Resolution No. 2,689, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution No. 2,689 are also generally entitled to favorable tax treatment.

Electronic Registrations by the Brazilian Central Bank have been issued in the name of the Company with respect to the ADSs. Pursuant to the electronic registration, the Custodian will be able to convert dividends and other distributions with respect to the shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil.

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

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

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

Upon receipt of the underlying common shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such common shares as a foreign portfolio investment under Resolution No. 2,689/00, which will entitle them to the tax treatment discussed above.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2009, and we do not expect to be a PFIC for 2010 or in the future, although we can provide no assurances in this regard.

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

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs or common shares at the end of the year over your adjusted tax basis in the ADSs or common shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange Tax or IOF/Bonds Tax (as discussed above under “-Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.

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

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H. Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company’s filings are available to the public over the internet at BRF’s web site at http://www.brasilfoods.com/ir. Such filings and other information on its website are not incorporated by reference in this Annual Report. You may request a copy of this filing, and any other report, at no cost, by writing to us at the following address or telephoning us:

Investor Relations Department
BRF - Brasil Foods S.A.
Avenida Escola Politécnica, 760
05350-901 - São Paulo - SP - Brazil
Tel.: +55 11 3718-5301
Fax: +55 11 3718-5297

E-mail: acoes@brasilfoods.com

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

Since January 1, 2008, under Brazilian GAAP, we have accounted for our derivative instruments using the fair value method, which has the same measurement principles as adopted under U.S. GAAP.

The following section describes the significant market risks associated to our activities and the related financial instruments.

Interest Rate Risk

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2009. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash and the amounts of derivative instruments.

Financial Instruments	All-in Weighted Average Annual Interest Rate	Short Term	2011	2012	2013	2014	Thereafter	Carrying Amount	Fair Value
Assets - Short/Long-term		4,244.0	110.4	174.8	108.4	215.4	68.0	4.921	4.921
Fixed rate		1,477.3	15.9	-	30.7	10.7	-	1,534.6	1,534.6
In U.S. dollars	1.66%	1,200.9	15.9	-	30.7	10.7	-	1,258.2	1,258.2
In Euros	0.50%	12.0	-	-	-	-	-	12.0	12.0
In Reais	9.16%	264.4	-	-	-	-	-	264.4	264.4
Variable rate		2,685.6	43.1	174.8	77.7	204.7	68.0	3,253.9	3,253.9
In Reais	101.80% CDI	1,941.9	-	10.5	-	-	18.8	1,971.2	1,971.2
In Reais	100% SELIC	151.8	23.8	87.0	-	204.7	-	467.3	467.3
In Reais	IGPM +12%	-	-	-	-	-	49.2	49.2	49.2
In U.S. dollars	Libor + 4.5%	-	19.3	77.3	77.7	-	-	174.3	174.3
In U.S. dollars	Fed Fund US	591.9	-	-	-	-	-	591.9	591.9
Without rate		81.1	51.4	-	-	-	-	132.5	132.5
In Reais	—	34.9	-	-	-	-	-	34.8	34.8
In U.S. dollars	—	46.2	51.4	-	-	-	-	97.7	97.7
Liabilities - Short/Long-term		2,854.2	1,768.9	2,216.7	916.9	184.6	797.3	8,738.6	8,738.6
Fixed rate		1,210.8	286.6	55.3	75.1	20.5	565.2	2,213.5	2,213.5
In Reais	6.05%	1,028.1	163.8	3.1	14.2	20.5	129.9	1,359.6	1,359.6
In U.S. dollars	6.44%	182.7	122.8	52.2	60.9	-	435.3	853.9	853.9
In Euros	—	-	-	-	-	-	-	-	-
In Pounds sterling	—	-	-	-	-	-	-	-	-
Variable rate		1,643.4	1,482.3	2,161.4	841.8	164.1	232.1	6,525.1	6,525.1
In Reais		885.5	600.3	778.0	251.6	130.1	213.2	2,858.7	2,858.7
Index	TJLP + 3.45%	448.0	481.3	778.0	251.6	130.1	58.3	2,147.3	2,147.3
Index	108.99% CDI	409.0	86.1	-	-	-	-	495.1	495.1
Index	IGPM + 9.78%	6.7	-	-	-	-	154.9	161.6	161.6
Index	TR + 10.16%	21.8	32.9	-	-	-	-	54.7	54.7
In U.S. dollars		757.9	882.0	1,383.4	590.2	34.0	18.9	3,666.4	3,666.4
Index	Libor + 2.02%	702.2	835.7	1,323.0	548.2	10.7	-	3,419.8	3,419.8
Index	UMBNDES + 2.33%	55.7	46.3	60.4	42.0	23.3	18.9	246.6	246.6
Net		1,398.8	1,658.5	2,041.9	808.5	30.8	729.3	3,817.6	3,817.6

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

The table below provides information about our derivative financial instruments and other financial instruments and presents such information in real equivalents as of December 31, 2009. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For cross-currency swaps, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

On-Balance Sheet Financial Instruments	Short Term	2011	2012	2013	2014	Thereafter	Carrying Amount	Fair Value

US dollars denominated instruments	2,779.6	1,091.4	1,512.9	759.5	44.7	454.2	6,642.3	6,642.3
Assets

Short/Long-term investments	1,839.0	86.6	77.3	108.4	10.7	-	2,122.0	2,122.0
Average annual interest rate	0.89%	2.92%	4.75%	6.31%	10.23%	0.00%	1.43%
Liabilities

Short/Long-term investments	940,6	1,004.8	1,435.6	651.1	34.0	454.2	4,520.3	4,520.3
Average annual interest rate	3.36%	3.06%	2.74%	3.12%	5.34%	6.90%	3.43%

EURO denominated instruments	12.0	-	-	-	-	-	12.0	12.0
Assets

Short/Long-term investments	12.0	-	-	-	-	-	12.0	12.0
Average annual interest rate	0.50%	-	-	-	-	-	0.50%	-

	Notional amount - Expected maturity date							Gain/ (loss)
	All-in Weighted Average Annual Interest Rate	Short Term	2011	2012	2013	2014	Thereafter	Carrying Amount	Fair Value
Cross currency swaps		1,193.2	340.3	937.0	306.3	-	-	- (59.5)	(59.5)
Notional amount			86.1	-	-	-	-	- 2.5	2.5
Average annual interest received in R$			86.1	-	-	-	-	- -	-
Average annual interest paid in US$			10.13%	-	-	-	-	- -	-
Duration			7.1%	-	-	-	-	- -	-
			1.00	-	-	-	-	- -	-
Interest rate swaps		72.5	254.2	937.0	306.3	-	-	- (85.6)	(85.6)
Notional amount		72.5	217.5	790.0	103.2	-	-	- (34.7)	(34.7)
Average annual interest received in R$		1.76%	1.76%	1.76%	1.76%	-	-	- -	-
Average annual interest paid in US$		3.91%	3.91%	3.91%	3.91%	-	-	- -
Duration		0.60	2.00	3.00	4.00	-	-	- -	-
Notional amount			36.7	147.0	203.1	-	-	- (50.9)	(50.9)
Average annual interest received in R$			4.59%	4.59%	4.59%	-	-	- -	-
Average annual interest paid in 94,66% of CDI			8.09%	8.09%	8.09%	-	-	- -	-
Duration			2.00	3.00	4.00	-	-	- -	-
Non-deliverable forward		997.9	-	-	-	-	-	- 23.6	23.6
Notional amount		997.9	-	-	-	-	-	- -
Average annual interest received in R$		7.51%	-	-	-	-	-	- -
Average annual interest paid in US$		-	-	-	-	-	-	- -
Duration		0.37	-	-	-	-	-	- -
Fx-future		122.8	-	-	-	-	-	- 0.02	0.02
Notional amount		122.8	-	-	-	-	-	- 0.02	0.02

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

In order to reduce the effects of possible significant increases of these commodities on our costs, we have adopted a commodity risk management policy, including the use of derivative instruments when we deem it appropriate, purchase agreements with fixed prices and purchases with prices to be defined in future dates. As of December 31, 2009, we had no derivative instruments outstanding with respect to commodity price risks.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

			At December 31,		Percentage Change
	Short-Term	Long-Term	2009	2008
	(in millions of reais)				(%)
Local currency	1,913.7	2,304.8	4,218.5	1,228.2	243
Foreign currency	1,000.0	3,579.6	4,579.6	4,137.9	11
Total debt	2,913.7	5,884.4	8,798.1	5,366.1	64

The following table sets forth our indebtedness net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of our strategic decision carried out at the end of 2008 to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets, including outbreaks of avian influenza, particularly as a significant proportion of our indebtedness is short-term indebtedness and could be reduced if we were to apply our increased balances of cash, cash equivalents and marketable securities to debt reduction.

			At December 31,
	Short-Term	Long-Term	2009	2008	Percentage Change
	(in millions of reais, except where indicated)				(%)
Total debt	2,913.7	5,884.4	8,798.1	5,366.1	63.96
Cash, cash equivalents and marketable securities
Local currency	2,393.0	394.0	2,787.0	771.8	261.1
Foreign currency	1,851.0	283.0	2,134.0	1,204.3	77.2
Total	4,244.0	677.0	4,921.0	1,976.1	149.03
Net debt	1,330.3	(5,207.4)	(3,877.1)	(3,390.0)	14.37
Exchange rate exposure (in millions of U.S.$)			(1,092.2)	(821.3)	32.97

For a description of our principal indebtedness, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt.”

Some of the instruments governing our indebtedness contain financial covenants, and in particular maximum ratios of net debt to EBITDA (as defined in such agreements). We are required to assess compliance with such covenants on a quarterly or semi-annual basis, depending on the agreement. As recently as April 29, 2009, we were required to obtain a waiver under a US$50 million credit facility from FIN Trade because the ratio of our net debt to EBITDA (as defined in that agreement) did not comply with the levels specified in the agreement. However, at December 31, 2009, we were in compliance with the net debt to EBITDA ratio under this facility and under our other facilities. The most restrictive of our debt facilities contains a maximum ratio of net debt to EBITDA of 3.4 to 1.0 for the next determination date on June 30, 2010. As of December 31, 2009, our ratio of net debt to EBITDA, as defined in the facility, was 3.2 to 1.0. EBITDA (as defined in these agreements) may differ among the agreements and may differ from EBITDA as reported by our Company.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness. We are required to assess compliance with such covenants on a quarterly basis.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In June 2009, the Company amended and restated its Deposit Agreement with The Bank of New York Mellon, the depositary under the Company’s American Depositary Receipt (“ADR”) Program. Among the changes included in the amended and restated Deposit Agreement is a provision introducing the following new fee and a provision regarding the reimbursement of certain charges of the depositary and its agents:

New Fee and Reimbursement Provisions
Fee or Charge:	Relating to:
• U.S.$0.02 or less per ADR (or portion thereof) per annum, subject to prior consent by the Company	• depositary services

• payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

These fees are in addition to the existing fees and charges of the depositary under the agreement, including, without limitation, the fee of U.S.$5.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs and the fee of U.S.$0.02 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, except for distributions of cash dividends.

A form of the amended and restated Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

In addition, on March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR. The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR. This share split and ADR ratio change became effective on April 7, 2010.  A revised form of ADR certificate is filed as Exhibit 2.02 to this Annual Report on Form 20-F to reflect this change in ratio.

ITEM 15.   CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

The Company acquired Sadia on July 8, 2009. Management excluded Sadia’s disclosure controls and procedures from its evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Sadia had total assets of R$9,256 million and total gross sales of R$6,091 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2009.

B. Management’s Annual Report on Internal Control Over Financial Reporting

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

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009, based on criteria in Internal Control-Integrated Framework, issued by the COSO.

The Company acquired Sadia on July 8, 2009. Management excluded Sadia’s internal control over financial reporting from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. Sadia had total assets of R$9,256 million and total gross sales of R$6,091 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2009.

KPMG Auditores Independentes, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Annual Report on Form 20-F, has issued an attestation report on management’s assessment of our internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.   [RESERVED]

ITEM 16A. Audit Committee Financial Expert

The Board of Directors has determined that Attílio Guaspari, a member of the Company’s Fiscal Council, is a “financial expert,” as such term is defined in the SEC rules.  Mr. Guaspari is independent, as such term is defined in the Novo Mercado listing rules. The Company has determined that Mr. Guaspari is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D. Exemptions from the Listing Standards for Audit Committees.” See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for information regarding the experience of Mr. Guaspari.

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

Our code of ethics, as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website www.brasilfoods.com/ir. Information on our website is not incorporated by reference in this form. Copies of our Code of Business Conduct and Ethics are also available without charge upon request to our Investor Relation Office.  “Item 10—Additional Information—B. Memorandum and Articles of Association.”

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2009, no such amendment was made or waiver granted.

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, KPMG Auditores Independentes, responsible for auditing the Financial Statements including in the Annual Report, during the fiscal years ended December 31, 2009 and 2008. No payments of consultancy fees were made to the independent auditors KPMG Auditores Independentes during 2009 and 2008. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Fiscal Council/Audit Committee approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the Sarbanes-Oxley Act.

	Year Ended December 31,
	2009	2008
	(in thousands of reais)
Audit fees	2,877.4	2,508.1
Audit-related fees	2,124.7	—
Tax fees	737.7	37.8
All other fees	—	—
Total fees	5,739.7	2,545.9

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Audit-related fees in the above table are fees billed by KPMG Auditores Independentes related to the primary offering of shares in 2009 and the appraisal report.

Tax fees in the above table are fees billed for tax compliance.

The Company’s Board of Directors has established pre-approval procedures for the engagement of its registered public accounting firm for audit and non audit services. Such services can only be contracted if they are approved by the Board of Directors, they comply with the restriction provided under applicable rules and they do not jeopardize the independence of our auditors.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

In establishing a permanent Fiscal Council, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Fiscal Council, subject to certain requirements, which continue to be applicable under Rule 10A-3.

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company only needs to comply with the requirement that the audit committee, or fiscal council in the case of the Company, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting. The Fiscal Council operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

The Company has a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate and one member has accounting expertise that qualifies him as a financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Fiscal Council operates under a written charter, which the Company believes meets the NYSE’s requirements for audit committee charters. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law. For a further discussion of our Fiscal Council, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Council.”

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In connection with our business combination with Sadia, 1,991,211 shares of our common stock were transferred to us in July 2009. Concórdia Holding Financeira S.A., a former subsidiary that was not part of the merger and was sold to Sadia’s former shareholders before the business combination with BRF, has the right to buy all these shares back from us on or before July 3, 2010. As of March 31, 2010, Concórdia Holdings Financeira S.A. had bought 1,237,606 shares of our common stock back at an average price of R$34.94 per share.

ITEM 16F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance

We adopt best corporate governance practices based on a continual process of organizational improvement, translating into greater transparency, liquidity and confidence for our investors.

The first company in the food sector to list on Bovespa’s Novo Mercado (2006), we comply with listing regulations, among them, diffused control, protection mechanisms and equality of rights.

Company data is given full disclosure on our investor relations website where information on our vision of sustainability and actions with respect to the theme can be found. The Company has adhered to Level B of the Global Reporting Initiative guidelines for the publication of its annual reports under Brazilian law.

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website (www.brasilfoods.com/ir).  Information on our website is not incorporated by reference in this annual report.

We have also voluntarily adhered to the Novo Mercado listing standards of the São Paulo Stock Exchange on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us.

Under Section 303A.11 of the NYSE Corporate Governance Rules, we are required to disclose any significant differences in our corporate governance practices from those required to be followed by U.S. companies under the NYSE listing standard. We have summarized these significant differences below.

We are permitted to follow practices in Brazil in lieu of the provisions of the NYSE Corporate Governance Rules, except that we are required to have a qualifying audit committee under Section 303A.06 of the Rules or avail ourselves of an appropriate exemption. As a foreign private issuer, we have modified our fiscal council in order to avail ourselves of an exemption from the listing standards for audit committees. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Council.” In addition, our chief executive officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Corporate Governance Rules.  We are also required under Section 303A.12(c) of the NYSE Corporate Governance Rules to submit an annual written affirmation of compliance with applicable provisions of the rules and, under certain circumstances, an interim written affirmation of compliance.

Majority of Independent Directors

Under NYSE Rule 303A.01, each U.S. listed company must have a majority of independent directors. Under the Novo Mercado rules, at least 20% of our directors must be independent for purposes of those rules, and a majority of our directors currently meet that standard.

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

Nominating/Corporate Governance Committee

Under NYSE Rule 303A.04, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law. Directors are recommended for our board of directors in a manner consistent with the shareholders’ voting agreement which is described under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Compensation Committee

Under NYSE Rule 303A.05, each U.S. listed company must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Brazilian practice. In accordance with Brazilian Corporation Law, our shareholders approve the aggregate compensation of the members of our board of directors and fiscal council for each fiscal year. Our board of directors then decides the allocation of the compensation among its members and the members of the fiscal council. In addition, our board of directors is directly responsible for employee and executive compensation and recruitment, incentive compensation and related matters.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “—Item 16D—Exemption from the Listing Standards for Audit Committees,” which explains how our fiscal council differs from an audit committee for a U.S. listed company and which is incorporated herein by reference.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors recently authorized the establishment of a stock option plan to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in our Company. Under our bylaws and the Brazilian Corporation Law, stock option plans for our management and employees must be approved by our shareholders. On March 31, 2010, our shareholders approved long-term stock option plans for executive officers of BRF and Sadia. For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plan” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Meeting of Shareholders.”

Corporate Governance Guidelines

Under NYSE Rule 303A.09, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards described under “Item 9. The Offer and Listing—C.  Markets —São Paulo Stock Exchange Corporate Governance Standards.” In addition, we have adopted a written policy on trading of securities and disclosure matters.

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

ITEM 19.   EXHIBITS

The agreements and other documents filed as exhibits to this Annual Report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and for the benefit of the other parties to the agreements and they may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description

1.01	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K, filed April 5, 2010, SEC File No. 001-15148).

2.01

Form of Deposit Agreement among Perdigão S.A., The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, dated as of July 17, 1997, as amended and restated as of June 26, 2000, as amended and restated as of September 28, 2000, as amended and restated as of ______, 2009 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed June 24, 2009, SEC File No. 333-160191).

2.02	Form of American Depositary Receipt (incorporated by reference to the prospectus filed pursuant to Rule 424(b)(3) under the Securities Act on April 7, 2010, SEC File No. 333-160191).

4.01

Merger Agreement, dated May 19, 2009, among Perdigão S.A., HFF Participações S.A., Sadia S.A. and the shareholders of the Registrant and Sadia S.A. named therein (incorporated by reference to Exhibit 4.01 to the Annual Report of Foreign Private Issuer on Form 20-F, filed June 30, 2009, SEC File No. 001-15148).

4.02

Shares Purchase and Sale Agreement, dated October 30, 2007, among the Registrant, Eleva Alimentos S.A. and the controlling shareholders of Eleva Alimentos S.A (incorporated by reference to Exhibit (incorporated by reference to Exhibit 4.02 to the Annual Report of Foreign Private Issuer on Form 20-F, filed June 30, 2009, SEC File No. 001-15148).

4.03

Shareholders’ Voting Agreement of Perdigão S.A., dated March 6, 2006, among certain shareholders of the Registrant and the Registrant (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, filed March 7, 2006, SEC File No. 001-15148).

4.04	Purchase Option Plan or Application for Shares (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).

4.05	Stock Options Program (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).

8.01	Subsidiaries of the Registrant.

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.01*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.02*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                                                                                                BRF – BRASIL FOODS S.A.

                                                                                                                By: /s/ José Antonio do Prado Fay

                                                                                                                Name: José Antonio do Prado Fay

                                                                                                                Title: Chief Executive Officer

                                                                                                                By: /s/ Leopoldo Viriato Saboya

                                                                                                                Name: Leopoldo Viriato Saboya

                                                                                                                Title: Chief Financial Officer

Date: April 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
BRF - Brasil Foods S.A.

We have audited the accompanying consolidated balance sheets of BRF - Brasil Foods S.A. (formerly known as Perdigão S.A.) and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, cash flows and value added for the years ended December 31, 2009, 2008 and 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations, cash flows, changes in their shareholder’s equity and value added for the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Sadia S.A. (the “acquired entity”) during 2009, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, the acquired entity’s internal control over financial reporting associated with total assets of R$9,256 million and total gross sales of R$6,091 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2009. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the acquired entity.

As discussed in Note 1b, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

Accounting principles generally accepted in Brazil vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

/s/ KPMG Auditores Independentes
Santa Catarina, Brazil
April 30, 2010

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(In millions of Brazilian reais)

ASSETS
		2009	2008
Current assets:
Cash and cash equivalents	4	1,898.2	1,233.5
Marketable securities	5	2,345.5	742.5
Trade accounts receivable, net	6	1,787.3	1,378.0
Inventories	7	3,101.3	1,689.0
Recoverable taxes	8	745.6	576.3
Deferred income taxes	9	173.8	128.2
Other current assets		394.6	238.6
		10,446.3	5,986.1

Non-current assets:
Marketable securities	5	676.7	0.2
Credit notes		92.6	54.9
Trade accounts receivable, net	6	12.8	11.6
Recoverable taxes	8	654.4	147.5
Deferred income taxes	9	944.0	326.8
Judicial deposits	16	83.4	23.3
Other non-current assets		211.6	36.3
		2,675.5	600.6
Permanent assets:
Investments	10	17.2	1.0
Property, plant and equipment, net	11	9,275.1	2,918.5
Intangible assets	12	3,098.3	1,545.7
Deferred charges, net	13	201.9	172.0
		12,592.5	4,637.2
		15,268.0	5,237.8

Total assets		25,714.3	11,223.9

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(In millions of Brazilian reais)

LIABILITIES AND SHAREHOLDERS’ EQUITY
		2009	2008
Current liabilities:
Short-term debt	14	2,913.7	1,646.4
Trade accounts payable		1,905.4	1,083.4
Payroll and related charges		341.1	173.2
Taxes and social charges		183.6	66.6
Interests on shareholders' equity		92.6	23.3
Employees and management profit sharing		75.4	17.9
Deferred income taxes	9	20.6	0.9
Other current liabilities		344.3	70.1
		5,876.7	3,081.8
Non-current liabilities:
Long-term debt	14	5,884.4	3,719.7
Taxes payable		6.0	20.1
Provision for contingencies	16	282.4	186.4
Deferred income taxes	9	257.4	72.4
Other non-current liabilities		268.1	32.2
		6,698.3	4,030.8

Non-controlling shareholders		4.7	0.7

Shareholders’ equity:	17
Capital		12,461.8	3,445.0
Treasury shares		(27.6)	(0.8)
Profit reserves		724.9	704.5
Equity evaluation adjustments		(24.5)	(38.1)
		13,134.6	4,110.6

Total liabilities and shareholders’ equity		25,714.3	11,223.9

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais, except per share data)

		2009	2008	2007
Gross sales:
Domestic sales		11,839.8	8,104.2	4,589.2
Export sales		6,749.1	5,057.1	3,199.4
		18,588.9	13,161.3	7,788.6
Taxes, discounts and return on sales		(2,683.1)	(1,768.3)	(1,155.2)
Net sales		15,905.8	11,393.0	6,633.4
Cost of sales		(12,270.6)	(8,634.1)	(4,760.1)
Gross profit		3,635.2	2,758.9	1,873.3
Operating expenses:
Selling		(3,054.3)	(1,891.1)	(1,279.0)
General and administrative		(205.1)	(140.4)	(76.9)
Management compensation		(25.6)	(18.8)	(13.5)
Operating income before financial income
(expense), equity interest and other		350.2	708.6	503.9
Financial income (expense), net	21	241.2	(630.4)	(105.4)
Equity interest in income of associated company	10	2.5	-	-
Other operating expenses, net	25	(259.9)	(261.9)	(14.7)
Income (loss) before taxes, profit sharing and
participation of non-controlling shareholders		334.0	(183.7)	383.8
Income and social contribution taxes (expense)	9
benefit		(197.2)	255.4	(32.1)
Employees’ profit sharing	19	(18.1)	(13.5)	(24.6)
Management’s profit sharing		(2.7)	(3.4)	(2.6)
Non-controlling shareholders		4.4	(0.4)	(3.2)
Net income		120.4	54.4	321.3

Outstanding shares at December 31 (thousands)(1)		870,021	413,055	371,053

Earnings per outstanding share at year end – R$		0.14	0.13	0.87

(1) Considering the split of shares approved by the Company’ shareholders on March 31, 2010 (note 27).

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais, except per share data)

				Equity
		Treasury	Profit	evaluation	Retained
	Capital	shares	reserves	adjustments	earnings	Total
BALANCES AS OF DECEMBER 31, 2006	1,600.0	(0.8)	505.7	-	-	2,104.9
Net income for the year	-	-	-	-	321.3	321.3
Capital increase shares issued (Note 17a)	900.0	-	-	-	-	900.0
Appropriation of income	-	-	221.1	-	(321.3)	(100.2)
Interest on shareholders' equity - R$ 0.5401 per
outstanding share at year end	-	-	-	-	(100.2)	(100.2)
Legal reserve	-	-	16.3	-	(16.3)	-
Reserve for capital increase	-	-	65.1	-	(65.1)	-
Reserve for expansion	-	-	144.0	-	(144.0)	-
Unrealized profits	-	-	(4.3)	-	4.3	-
BALANCES AS OF DECEMBER 31, 2007	2,500.0	(0.8)	726.8	-	-	3,226.0
Net income for the year	-	-	-	-	54.4	54.4
Capital increase shares issued (Note 17a)	945.0	-	-	-	-	945.0
Appropriation of income	-	-	(22.3)	-	(54.1)	(76.4)
Interest on shareholders' equity - R$ 0.3692 per
outstanding share at year end	-	-	-	-	(76.4)	(76.4)
Legal reserve	-	-	3.9	-	(3.9)	-
Reserve for expansion	-	-	(3.1)	-	3.1	-
Unrealized profits	-	-	(23.1)	-	23.1	-
Adjustments relating to the first time adoption of law
n° 11,638/07 – adjustments (note 2)	-	-	-	(38.1)	(0.3)	(38.4)
BALANCES AS OF DECEMBER 31, 2008	3,445.0	(0.8)	704.5	(38.1)	-	4,110.6

Net income for the year	-	-	-	-	120.4	120.4

Capital increase shares issued (Note 17a)	9,108.5	-	-	-	-	9,108.5

Costs of shares issuance	(91.7)	-	-	-	-	(91.7)

Appropriation of income	-	-	20.4	-	(120.4)	(100.0)
Interest on shareholders' equity - R$ 0.2292 per
outstanding share at year end	-	-	-	-	(100.0)	(100.0)
Legal reserve	-	-	4.8	-	(4.8)	-
Reserve for expansion	-	-	(8.7)	-	8.7	-
Unrealized profits	-	-	24.3	-	(24.3)	-
Equity evaluation adjustments	-	-	-	13.6	-	13.6

Treasury shares	-	(26.8)	-	-	-	(26.8)

BALANCES AS OF DECEMBER 31, 2009	12,461.8	(27.6)	724.9	(24.5)	-	13,134.6

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	2009	2008	2007
Cash flows from operating activities:
Net income for the year	120.4	54.4	321.3
Adjustments to reconcile net income to net cash
provided by operating activities:
Non-controlling shareholders	(4.4)	0.4	3.2
Depreciation, amortization and depletion	590.7	448.5	272.2
Amortization of Goodwill	-	153.0	21.4
Equity interest in income of associated company	(2.5)	-	-
Loss and disposal of permanent assets	59.8	35.6	18.6
Deferred income tax	182.3	(291.1)	(14.2)
Effects relating to the first adoption of law nº 11,638/07	-	9.6	-
Provision/reversal for contingencies	(14.9)	(34.1)	3.5
Other provisions	20.2	7.8	9.9
Exchange variations and interest	(691.6)	892.0	(49.1)
Changes in operating assets and liabilities:
Trade accounts receivable	118.9	(194.9)	(99.3)
Inventories	244.7	(464.4)	(223.8)
Trade accounts payable	(28.9)	255.8	94.1
Contingencies	(30.1)	(27.0)	(9.4)
Payroll and related charges	(97.5)	(317.3)	15.4
Net cash provided by operating activities	467.1	528.3	363.8

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in marketable securities	(9,688.5)	(2,733.0)	(350.5)
Redemption of marketable securities	8,800.7	2,829.9	541.1
Other investments, net	(58.8)	-	-
Additions to property, plant and equipment	(693.2)	(634.5)	(509.7)
Acquisitions / formation period of breeding stock	(225.9)	(208.3)	(126.1)
Proceeds from disposals of permanent assets	66.4	13.0	4.2
Business acquisition, net of cash acquired	511.3	(796.2)	(347.3)
Additions to deferred charges	-	(98.5)	(42.8)
Disposal of companies, net of cash	64.8	-	-
Net cash used in investing activities	(1,223.2)	(1,627.6)	(831.1)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	2,604.6	3,248.0	1,705.9
Repayment of debt (principal and interest)	(6,210.5)	(2,048.8)	(1,265.2)
Capital increase through issuance of shares	5,290.0	33.5	900.0
Interest on shareholders’ equity paid	(24.8)	(114.3)	(75.5)
Costs of shares issuance	(91.7)	-	-
Net cash provided by financing activities	1,567.6	1,118.4	1,265.2
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH
EQUIVALENTS	(146.7)	106.4	(26.5)
Net increase in cash	664.8	125.5	771.4
At the beginning of the year	1,233.4	1,108.0	336.6
At the end of the year	1,898.2	1,233.5	1,108.0
Cash flows supplementary information
Cash paid during the year for:
Interest	454.6	174.3	139.4
Income tax and social contribution	19.8	3.5	1.1
Non-cash financing and investing share exchange for acquisitions	3,818.4	911.6	-

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF VALUE ADDED
Years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	2009	2008	2007
1 – REVENUES	17,643.3	12,488.5	7,437.3
Sales of goods and products	17,922.3	12,606.6	7,458.5
Other income	(244.1)	(108.0)	(13.6)
Allowance for doubtful accounts – (reversal / provision)	(34.9)	(10.1)	(7.6)
2 – RAW MATERIALS ACQUIRED FROM THIRD PARTIES	(12,341.0)	(8,616.6)	(4,722.3)
Costs of products and goods sold	(9,396.9)	(6,987.6)	(3,682.3)
Materials, energy, services of third parties and others	(2,942.7)	(1,613.9)	(1,036.5)
Losses / recovery of assets values	(1.4)	(15.1)	(3.5)
3 - GROSS VALUE ADDED (1-2)	5,302.3	3,871.9	2,715.0
4 - RETENTIONS (DEPRECIATION, AMORTIZATION
AND DEPLETION)	(590.8)	(601.6)	(293.3)

5 - NET VALUE ADDED (3-4)	4,711.5	3,270.3	2,421.7

6 - RECEIVED FROM THIRD PARTIES	1,139.8	616.6	11.2
Equity interest in income of associated company	2.5	-	-
Financial income	1,136.8	616.2	11.0
Other operating income	0.5	0.4	0.2

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	5,851.3	3,886.9	2,432.9

8 - DISTRIBUTION OF VALUE ADDED:	5,851.3	3,886.9	2,432.9
Payroll	2,159.3	1,320.1	969.4
Salaries	1,775.3	1,073.4	814.0
Benefits	275.5	177.5	112.8
Government severance indemnity fund for employees,
guarantee fund for length of service - F.G.T.S	108.5	69.2	42.6
Taxes and contribution	2,613.2	1,201.1	1,018.9
Federal	1,626.8	544.6	623.6
State	980.2	649.6	392.0
Municipal	6.2	6.9	3.3
Capital remuneration from third parties	962.8	1,310.9	120.1
Interests	895.6	1,246.6	83.4
Rents	67.2	64.3	36.7
Interest on own capital (dividends and interest on
shareholders’ equity)	116.0	54.8	324.5
Interests on shareholders’ equity	100.0	76.4	100.2
Retained earnings / accumulated loss	20.4	(22.0)	221.1
Non-controlling shareholders’ participation	(4.4)	0.4	3.2

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

1. THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”), formerly known as Perdidão S/A., and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

• Frozen whole chicken and chicken, turkey, pork and beef cuts;
• Ham products, sausages, bologna, frankfurters and other smoked products;
• Hamburgers, breaded meat products, kibes and meatballs;
• Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;
• Milk, dairy products and desserts;
• Juices, soy milk and soy juices;
• Margarine; and
• Soy meal and refined soy flour, as well as animal feed.

Currently, the Company operates 41 meat processing plants, 15 milk and dairy products processing plants, 4 pasta processing plants, 1 dessert processing plant, 3 margarine processing plants and 3 soybean processing plants, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and one cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 3 meat processing plants located in the United Kingdom, The Netherlands and Romania.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

a) Interest in subsidiaries:

	Interest in equity (%)
	2009	2008

PSA Laboratório Veterinário Ltda.	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	99.99%	99.99%
PDF Participações Ltda.	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	0.01%	0.01%
Avipal S.A. Alimentos	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	10.00%	10.00%
Avipal Nordeste S.A. (f)	100.00%	100.00%
Avipal S.A. Construtora e Incorporadora (e)	100.00%	100.00%
Avipal Centro-oeste S.A. (e)	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	90.00%	90.00%
UP Alimentos Ltda.	50.00%	50.00%
Perdigão Trading S.A. (e)	100.00%	100.00%
PSA Laboratório Veterinário Ltda.	90.00%	90.00%
PDF Participações Ltda.	99.00%	99.00%
Perdigão Export Ltd. (e)	100.00%	100.00%
Crossban Holdings GmbH	100.00%	100.00%
Perdigão Europe Ltd	100.00%	100.00%
Perdigão International Ltd	100.00%	100.00%
BFF International Ltd	100.00%	100.00%
Highline International (e)	100.00%	100.00%
Perdigão UK Ltd	100.00%	100.00%
Perdigão France SARL	100.00%	100.00%
Perdigão Holland B.V.	100.00%	100.00%
Plusfood Group B.V.	100.00%	100.00%
Plusfood B.V.	100.00%	100.00%
Plusfood Magyaroszág KFT	-	100.00%
Plusfood Constanta SRL	100.00%	100.00%
Plusfood Finance UK Ltd	100.00%	100.00%
Fribo Foods Ltd	100.00%	100.00%
Plusfood France SARL	-	100.00%
Plusfood Iberia SL	100.00%	100.00%
Plusfood Italy SRL	67.00%	67.00%
Perdigão Nihon K.K.	100.00%	100.00%
Perdigão Ásia PTE Ltd	100.00%	100.00%
Perdigão Hungary	100.00%	100.00%
Plusfood UK Ltd	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (a)	100.00%	100.00%
Xamol Consul. Serv. Ltda (e)	100.00%	100.00%
HFF Participações S.A. (f)	100.00%	-
Sadia S.A.	33.15%	-
Sadia S.A.	66.85%	-
Sadia International Ltd.	100.00%	-
Sadia Uruguay S.A.	100.00%	-
Sadia Chile S.A.	60.00%	-
Sadia Alimentos S.A.	95.00%	-
Concórdia Foods Ltd.	100.00%	-
Sadia U. K. Ltd.	100.00%	-
Big Foods Ind. de Produtos Alimentícios Ltda.	100.00%	-
Rezende Marketing e Comunicações Ltda.	99.91%	-
Sadia Overseas Ltd.	100.00%	-

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Sadia GmbH	100.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.	100.00%	-
Sadia Foods GmbH.	100.00%	-
Qualy B. V. (a)	100.00%	-
Sadia Panamá S.A. (b)	-	-
Sadia Japan Ltd.	100.00%	-
Badi Ltd. (c)	80.00%	-
Investeast Ltd. (d)	-	-
Concórdia Ltd.	100.00%	-
Baumhardt Comércio e Participações Ltda.	73.94%	-
Excelsior Alimentos S.A.	25.10%	-
Excelsior Alimentos S.A.	46.01%	-
K&S Alimentos S.A.	49.00%	-
Sadia Industrial Ltda.	100.00%	-
Rezende Marketing e Comunicações Ltda.	0.09%	-

(a)

The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH has 100 direct subsidiaries in Madeira Island, Portugal, which interest amounted to R$1.0; and the wholly-owned subsidiary Qualy B.V. has 48 subsidiaries in The Netherlands, which interest amounted to R$6.9 (negative equity), both subsidiaries were constituted to operate in the European market that is ruled by importation quotas for poultry and turkey meat and increase Company’s market participation.

(b)	Closed in September 2009.

(c)	20% divestiture in September 2009.

(d)	Divestiture in August 2009.

(e)	Dormant companies.

(f)	Companies in the process of merging (note 27).

The Company has an advanced distribution system, with 51 distribution centers reaching supermarkets, retail and wholesale markets, food service and other institutional clients in the domestic market and exports to more than 145 countries.

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, besides licensed trademark such as Turma da Mônica. The wholly-owned subsidiary Sadia also holds several trademarks and the major ones are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas e Wilson.

In April 2006, the Company was listed to the “New Market” of Corporate Governance and, currently, its shares are traded on the São Paulo Stock Exchange (“BMF&BOVESPA”) – under the ticker symbol BRFS3, and on the New York Securities Exchange (“NYSE”) traded through level III American Depositary Receipts (ADRs) under the ticker BRFS in replacement of the old tickers PRGA3 and PDA, respectivelly.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

b) Business Combination - Sadia

On July 8, 2009, at an extraordinary shareholders’ general meeting, BRF shareholders approved an increase in the Company’s capital share through the issuance of 37,637,557 common shares for R$39.40 (thirty nine reais and forty cents) per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF Participações S.A. (“HFF”).

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF shareholders at an extraordinary shareholders’ general meeting, excluding the shares already indirectly owned by the Company, through the issue of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335.5, through the issuance of 59,390,963 new common registered shares with no par value issued by the Company for a R$39.32 (thirty nine reais and thirty two cents) per share.

The Company recorded the above mentioned business combination based on the carrying value of the net assets acquired on July 8, 2009, and the related preliminary goodwill of R$3,470.4 was determined as set forth below:

Total amount
Shares exchange on July 8, 2009
Total number of shares	37,637,557
Price per share	39.40
Total	1,482.9

Shares exchange on August 18, 2009
Total number of shares	59,390,963
Price per share	39.32
Total	2,335.5

Total shares exchange amount	3,818.4
Additional cost of acquisition (*)	38.9
Purchase price	3,857.3

Carrying value of assets and liabilities, net (net assets)	417.3
Adjustments to the beginning balances of net assets (**)	(30.4)
Net assets acquired	386.9
Interest acquired	100%
Net assets acquired	386.9
Goodwill	3,470.4

(*) The additional business combination costs correspond, mainly, to legal, audit and consulting fees and publications expenses.

(**) Adjustments recorded to the beginning carrying value of the net assets of Sadia S.A. Such adjustments reflect management´s efforts to align the accounting policies between the Company and its wholly-owned subsidiary Sadia. Due to the complexity concerning the accounting for business combinations and as allowed by the existing accounting rules, the goodwill amount can be modified during the measurement period (twelve-month period subsequent to the acquisition date).

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The goodwill was allocated between the assets fair market value and the expected profitability and synergies of the acquired business based on a preliminary appraisal report, as set forth below:

Fixed assets fair market value:	Total amount
Land	393.9
Buildings	1,023.0
Machinery and equipment	647.6
Inventories fair market value	0.9
Expected profitability	1,405.0
Total goodwill from business combination	3,470.4

In 2009, the Company recorded in the statement of income the realization of the goodwill component related to the fair market value of inventories in the amount of R$0.9, as well as the portion related to the depreciation of the fixed assets fair market value in the amount of R$32.6. The goodwill adjustments were calculated from the acquisition date and the amount was recorded in cost of goods sold.

The business combination with Sadia is under consideration by the appreciation of the Administrative Council for Economic Defense (“CADE”). On July 7, 2009, the Company and Sadia’s management signed the Agreement for the Preservation of the Operation Reversibility (“APRO”) whose objective is to guarantee the reversibility of the operation until the final decision is granted by CADE, through measurements that allow the maintenance of competition during the evaluation of the competitive effects of the operation. The results of Sadia have been consolidated since the acquisition date.

On June 29, 2009, the European Communities Commission (the European antitrust authority) approved the transaction.

On September 19, 2009, CADE authorized the coordination of external market activities of the companies related to the fesh meat operations. See note 27 –Subsequent events for more information on new transactions authorized by CADE.

In connection with Sadia business combination, the Company completed a primary offering with the issuance of 115,000,000 new shares plus additional allotment of 17,250,000 as described in note 17.

c) Corporate reorganization

The Company went through a period of significant changes in connection with its sustainable growth plan, which was launched in 2006, and which was based on several acquisitions of companies and new business developments.

As a result of these acquisitions, the Company has grown and diversified its business, increasing its market share in chicken and pork meats and entering into the milk, margarine and beef market.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

A list of the acquired companies is set forth below:

		Acquisition
Company	Activity	Year	Status
Eleva Alimentos	Dairy / Meat	2008	Merged on 4.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 8.01.07
Ava Comércio e Represent.	Margarines	2007	Merged on 8.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 7.03.06

As part of the growth process, the Company went through a comprehensive corporate reorganization of its corporate structure and business, which focused on the company’s business sustainability through the simplification of its corporate structure and the reduction of its operational costs, taxes and financing costs, and a rationalization of its operational activities.

As a result of the reorganization process described above the following changes occurred during the year ended December 31, 2009:

a) On March 9, 2009, the wholly-owned subsidiary Perdigão Agroindustrial S.A. was merged into the Company, as approved in the extraordinary shareholders’ meeting the net assets merged were R$2,635.9.

b) On April 1, 2009, the Company and its wholly-owned subsidiary Sino dos Alpes signed a free lease agreement for the subsidiary’s plant.

c) On July 1, 2009, the Company relinquished its right to share the control of UP! Alimentos Ltda.

d) Divestiture of interest in subsidiary

On December 29, 2009, the International Finance Corporation (“IFC”) approved the sale of Sadia’s 60% interest in the joint venture Investeast Ltd., the parent company of Concórdia Ltd. (Russia), to its partner Fomanto Investments Ltd., as approved at an extraordinary shareholders‘ general meeting held on August 18, 2009. The agreed sale price was US$77.5 million, which US$37.5 million has already been received by the Company. The remaining amount of US$40.0 million, included in the balance sheet as other current assets will be received in two installments of US$20.0 million in April and October of 2010, plus interest of 15% per year, guaranteed by the pledge of the shares. The investment sale generated a gain of R$60.6 recorded as other operating expenses in the statement of income.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

2. BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s consolidated financial statements are presented in millions of Brazilian Reais and were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), based on the Brazilian Corporation Law (Law nº 6,404/76, as amended), which includes the new provisions introduced, amended and revoked by the Law No. 11,638 dated December 28, 2007 and by the Law No. 11,941/09 dated May 27, 2009, as well as the regulations issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Imobiliários) - CVM, procedures, provisions and interpretations issued by the Accounting Pronouncements Committee (“CPC”) and accounting standards issued by the Brazilian Institute of Independent Auditors (“IBRACON”).

The main objective of Law No. 11,638/07 and No. 11,941/09 is to update the Brazilian Corporation Law in order to facilitate convergence to the International Financial Accounting Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”), and to allow the CVM to issue new standards and procedures, based on IFRS.

The changes in the Brazilian Corporation Law were assessed, measured and recorded by the Company and its subsidiaries in its consolidated financial statements as of and for the year ended December 31, 2008.

The consolidated financial statements as of and for the year ended December 31, 2007, presented for comparison purposes were prepared in accordance with Brazilian GAAP in effect on December 31, 2007 and have not been restated to reflect the changes in accounting practices comparatively.

The impact of the changes in accounting practices described above on the balance sheet, net income and shareholders’ equity as of and for the year ended December 31, 2008 were as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(i) Balance Sheet

	Reported amounts			Balances
	considering the	Law No.		excluding the
	adjustments of	11,638/07 and		adjustments of
	Law No. 11,638/07	Provisional		Law No. 11,638/07
	and Provisional	Executive Act		and Provisional
	Executive Act No.	No. 449/08		Executive Act No.
	449/08	adjustments		449/08
Current Assets
Cash, cash equivalents and
marketable securities	1,976.0	1.8	(a)	1,974.2
Trade accounts receivable, net	1,378.0	(11.8)	(b)	1,389.8
Other current assets	2,632.1	(3.0)	(b)	2,635.1

Non-current Assets
Trade accounts receivable, net	11.6	(0.3)	(b)	11.9
Other non-current assets	262.2	(5.1)	(e)	267.3
Deferred income tax	326.8	16.0	(b)	310.8

Investments	1.0	-		1.0
Property, plant and equipment, net	2,918.5	8.9	(c)	2,909.6
Intangibles assets	1,545.7	-		1,545.7
Deferred charges, net	172.0	-		172.0

Total Assets	11,223.9	6.5		11,217.4

Current Liabilities
Trade accounts payable	1,083.4	(4.7)	(b)(c)	1,088.1
Short-term debt	1,646.4	48.7	(d)	1,597.7
Other current liabilities	352.0	(1.3)	(b)	353.3

Non-Current Liabilities
Long-term debt	3,719.7	-		3,719.7
Trade accounts payable	-	5.2	(b)	(5.2)
Tax and social charges payable	20.1	(1.7)	(c)	21.8
Other non-current liabilities	291.0	(11.0)	(b)	302.0

Non-controlling shareholders	0.7	-		0.7

Shareholders’ Equity	4,110.6	(28.7)		4,139.3

Total Liabilities and
Shareholders’ Equity	11,223.9	6.5		11,217.4

a)	According to CVM Deliberation No. 566, the Company classified its investments in Brazilian Treasury Bonds held by its subsidiary Crossban Holdings GMBH, as “available for sale”. The unrealized gains arising from the difference between the carrying amounts and the fair value of such bonds were recorded to shareholders’ equity.

b)	The Company recorded the adjustment to present value on the relevant outstanding balances of the following accounts: trade accounts receivable, net, other assets and trade accounts payable, tax and social charges and other liabilities. The discount rate applied is based on the weighted average cost of capital, which considers the value of money over time and the specific risks of the assets and liabilities.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

c)

Adjustment relating to machinery and equipment finance leasing recorded in accordance with CVM Deliberation No. 554, which determines that the asset cost is capitalized at inception as a fixed asset and a liability (under other liabilities) for the lowest of fair value or present value of minimum lease payments per the contract. Fixed assets acquired under finance leases are depreciated using the rates set out in note 11.

d)	The Company measured its derivative instruments on non-deliverable forwards, currency swap and interest rate swap at fair value, in compliance with CVM Deliberation No. 566.

e)

The Company opted for the transition tax Regime as permitted by Provisional Executive Act No. 449/08. This regime allows companies to calculate corporate income tax and social contribution for the years 2008 and 2009 in accordance with Brazilian GAAP established by Law No. 6,404/76 and in effect at December 31, 2007 and therefore not considering the amendments of Law No. 11,638/07. Deferred income tax and social contribution were calculated and recorded in the Company’s consolidated financial statements with respect to the adjustments arising out from Law No. 11,638/07 and Provisional Executive Act No. 449/08.

(ii) Net Income and Shareholders’ Equity for the year ended December 31, 2008

		Shareholders’
	Net Income	Equity
As reported	54.4	4,110.6
Adjustments to retained earnings at the transition
date	-	(1.3)
Available for sale securities	(0.2)	(0.1)
Financial instruments at fair value	7.5	(50.3)
Finance leasing	0.7	0.7
Adjustment to present value of assets	(8.6)	(8.6)
Adjustment to present value of liabilities	15.2	15.2
Investment subsidies (*)	2.5	-
Deferred income taxes	(5.0)	15.8
Balances excluding the adjustments from Law No.
11,638/07 and Provisional Executive Act No. 449/08	42.2	4,139.3

(*) Law No. 11,638/07 and Provisional Executive Act No. 449/08 revoked the possibility of recording investment subsidies directly to a capital reserve. Nevertheless, the balance of investment subsidies existing in the capital reserve account at the beginning of the fiscal year in which an entity first adopts Law No. 11,638/07 and the Provisional Executive Act 449/08 must be maintained until its realization. Therefore, the Company maintained the existing capital reserves as of December 31, 2007, and recorded the 2008 amounts to income under other operating income.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

For the initial adoption of Law No. 11,638/07 and Provisional Executive Act No. 449/08, CVM Deliberation No. 565 allowed companies to use some exceptions regarding the applicability of the new standards. The Company used the following exceptions:

• Presentation of comparative financial statements: the Company decided not to restate its 2007 consolidated financial statements using Brazilian GAAP in effect in 2008;

• Classification of financial instruments at inception date: CVM Deliberation No. 565 allowed the classification of financial instruments to be made at the time of the first adoption of the new accounting practices, not only at its inception date;

• Maintenance of deferred charges until full realization: the Company opted to maintain its deferred charges on December 31, 2008 until complete amortization. These balances are subject to a recoverability analysis, under CVM Deliberation No. 527 - Reduction in the Recoverable Value of Assets, although no impairment has been identified. In addition, the Company reclassified goodwill, which was recognized as a deferred charge to intangible assets, as the nature of goodwill meets the criteria for classification as intangibles; and

• Periodic assessment of fixed assets economic useful life: the Company reassessed the useful life of its fixed assets in 2009.

In addition, the Company: (i) already presented its consolidated statements of cash flows and value added in the notes to the consolidated financial statements of previous years, and (ii) expanded its related parties note, presenting the disclosures required, in compliance with the CVM Deliberation No. 560.

The accompanying consolidated financial statements are translated and adapted from the originally issued Brazilian GAAP consolidated financial statements due to certain reclassifications and changes in terminology. The Company has also added and adopted certain explanatory notes to conform more closely to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices comply with Brazilian GAAP, which differ in certain respects from U.S. GAAP. See note 26 for further discussion of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

a)

Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including the unrealized profits net of income taxes. The interest of non-controlling shareholders is recorded separately in the consolidated financial statements.

In the preparation of the consolidated financial statements the Company applied CVM Deliberation No. 534/08, which approved on January 29, 2008 the technical pronouncement CPC 02 - Effects of Change in Foreign Exchange Rates and Translation of Financial Statements. According to this resolution, the following criteria must be applied to the consolidation of subsidiaries abroad:

• Functional currency: financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. All foreign subsidiaries adopted the Brazilian Real as their functional currency except for Plusfood Groep B.V. and its subsidiaries whose functional currency is the Euro.

• Consolidated subsidiaries: The financial statements of foreign subsidiaries are translated to Reais according to its functional currency and according to the following criteria:

• Assets and liabilities accounts are translated based on the closing exchange rate at year end;

• Statement of income accounts are translated based on the monthly average rate of each month.

The companies share of earnings or losses of nonconsolidated affiliates is included in its consolidated operating results using the equity method of accounting when the affiliate is not controlled or majority owned.

The other investments are recorded at acquisition cost less provision for losses, when necessary.

• Exchange rate variation: gains or losses arising from exchange rate variations on monetary assets and liabilities in foreign currencies that are translated into the functional currency at the exchange rate on the closing date of R$257.9 as of December 31, 2009 (R$214.3 as of December 31, 2008 and R$84.0 as of December 31, 2007) are recorded in the financial income and expenses account in the statement of income (note 21). The exchange rate variation related to the interest in the wholly-owned subsidiary Plusfood Groep B.V. and its subsidiaries, whose functional currency is Euro, and was recorded in shareholders’ equity.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

According to CVM Instruction No. 408/04 the wholly-owned subsidiary Sadia consolidated the financial statement of the investment fund Concórdia Foreign Investment Fund Class A, in which currently it is the only corporate shareholder (restricted fund). The purpose of the investment fund is to concentrate the subsidiaries investment portfolio abroad allowing Sadia to outsource the administrative responsibilities.

The accounting practices were applied through all the consolidated companies.

b)	Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (note 4).

c)	Marketable securities: are financial assets mainly represented by public and private fixed income securities (note 5). Its classification and recording is made based on the purposes for which it was acquired, as follows:

• Trading securities - purchased for the purpose of sale or repurchase in the short term, such assets are first booked at fair value and the related variations, as well as monetary and exchange rate variations, when applicable, are recorded directly in the statement of income as financial income or expense;

• Held to maturity - if the Company has the positive intent and ability to hold the financial assets to maturity, these assets are recorded at their acquisition cost and the interest and monetary variation, when applicable, are recognized in the statement of income, when incurred, as financial income or expense; and

• Available for sale - includes all financial assets that do not qualify for categories above. These assets are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity valuation adjustments while unrealized net of tax. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expense.

d)	Adjustment to present value: the Company calculated the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets, trade accounts payable and other liabilities. Until March 31, 2009, the Company used the discount rate on the weighted average cost of capital (“WACC”), which reflected the Company’s best estimate of the concept of the value of money over time. However, in order to improve the estimate, from June 30, 2009 the Company adopted the weighted average cost of financial funding (domestic and foreign markets) to measure the present value of assets and liabilities which correspond to a rate of 6.13% per year (WACC 10.6% per year as of December 31, 2008). The effect of change in the rate resulted in income before taxes of R$3.4. The wholly-owned subsidiary Sadia measured and recorded the adjustment to present value of accounts receivable at a rate based on each operation which corresponds to 4.5% per month and to suppliers at a rate of 100% of Interbank Deposit Certificate (“CDI”).

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

e)	Trade accounts receivable: recorded at the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on the risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts for collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not sufficient, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (note 6).

f)	Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. The cost of finished goods comprises acquired raw materials, labor, production, freights and storage costs, which are related to the acquisition and inventory production. Provision for obsolescence, lower of cost or market adjustments, deterioration and slow moving products are established when appropriate. Regular production losses are recorded to cost of goods sold, while the abnormal losses, if any, are recorded as operating expenses (note 7).

g)	Property, plant and equipment: stated at cost of acquisition or construction. In accordance with CVM Deliberation No. 193/96 and CVM Release No. 01/07, the Company has capitalized interest incurred when financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on the actual utilization, and recorded to the statement of income (note 11). Expenditures for maintenance and repairs are charged to expense when incurred, unless they improve either the production capacity or the estimated useful lives.

Breeding stock is recorded as property, plant and equipment and during the formation period of approximately six months, the cost of labor, feed and medication are allocated thereto. After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

The Laws No. 11,638/07 and No. 11,941/09 requires property, plant and equipment to be tested for impairment whenever there is evidence of loss in their recoverable amount. The Company has analyzed its property, plant and equipment for impairment and has not identified losses to be recorded for realizable amounts lower than the carrying values.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

At December 31, 2009, as required by the CVM Deliberation No. 565/08, the Company reviewed and adjusted the criteria used to determine the estimated economic useful lives of property, plant and equipment and related depreciation, depletion and amortization rates. The Company recorded the change in estimate as of December 31, 2009 based on the registered fixed assets as of January 1, 2009 (note 11).

h)	Intangibles: are non-monetary without physical substance, are separable and arise from contractual or other legal rights. The Company recorded as intangibles the goodwill based on the expectation of future profitability, which represents the difference between the purchase price and the net assets carrying amount at the acquisition date. The goodwill generated based on the expectation of future profitability was amortized over the extension and proportion of the expected results up to 10 (ten) years until December 31, 2008 and from January 1, 2009 it is no longer amortized, but tested annually for impairment (note 12).

Goodwill was tested for impairment as of and for the year ended December 31, 2009 at the reporting unit level. As a result of this analysis, no impairment loss has been recorded.

i)	Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will generate benefits for more than one period. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (note 13) and from January 1, 2009 capitalization of deferred charges is no longer allowed and remaining deferred charges shall be tested for impairment whenever there is evidence of loss as determined by CVM Deliberation No. 527/07.

j)	Income taxes and contributions: in Brazil these are the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income in accordance with legislation and current tax rates (15% plus additional 10% to IRPJ and 9% to CSLL). Net operating tax losses can be used to offset but are limited to 30% of taxable income – per year – and negative calculation basis of the CSLL.

Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (note 9).

Deferred income tax assets and liabilities are represented by the income tax loss carry forwards and negative calculation basis of social contribution, as well as the impacts of temporary differences between the tax and accounting basis. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

k)	Provisions for contingencies: a provision is recognized when, based on the opinion of management’s internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable and the amount of loss can be reasonably estimated. Provisions for contingencies are presented on the balance sheet net of the related judicial deposits (note 16).

l)	Leases: lease transactions that substantially transfer all the risks and rewards related to the ownership of an asset are classified as a finance lease; otherwise it is classified as an operating lease.

Finance lease contracts are recognized as property, plant and equipment with corresponding liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as property, plant and equipment are depreciated and the related liabilities accrue interest that is charged as expense during the contract period. Operating leases are recognized as an expense over the contract period (note 15).

m)	Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and their fair value is determined based on market values at the balance sheet date. Initial measurement of these financial liabilities is made at their fair value, and they are classified as loans. Changes in fair value are recorded to income under financial income or expense, except for instruments that are designated as hedges.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad. These instruments have the following characteristics: (i) highly correlated with regard to changes in their market value related to the market value of the item that is being protected, both at the beginning and over the term of the contract (effectiveness among 80% and 125%); (ii) documentation of the transaction, the risk being hedged, the risk management process and the methodology used in assessing the effectiveness of the hedge must exist; and (iii) to be considered effective in reducing the risk associated with exposure. Hedges are recorded in accordance with CVM Deliberation No. 566/08, which permits the use of hedge accounting and the recording of the measurement of the hedge against shareholders’ equity. The Company applied hedge accounting for its hedge operations which met the criteria described above as of December 31, 2009 (note 20 f).

n)	Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits granted to employees in accordance with the criteria set forth by CVM Deliberation No. 371/00. Actuarial gains and losses are recognized as income or expense based on the actuarial report.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The contributions made by the sponsors are recognized as expenses during the year (note 24).

o)	Share-based compensation: the wholly-owned subsidiary Sadia adopted CVM Deliberation No. 562/08 - stock-based payments, recording as an expense, on a linear basis, the fair value of the granted options during the period provided by the plan. The option fair value is updated to the date of the consolidated financial statements, based on market assumptions (note 18).

p)	Determination of income: income and expenses are recognized based on the accrual basis of accounting.

q)	Revenue recognition: the Company recognizes revenue when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when persuasive evidence of the sales transaction exists and when collectability is reasonably assured. Revenue is not recognized if there are significant uncertainties as to its realization. No reserve for expected returns is recorded, as such amounts are insignificant.

Additionally, the Company and its subsidiaries have incentive programs, which are recorded as sales deductions or sales expenses, according to their nature. These programs include discounts to customers due to performance of sales based on volumes and for marketing actions in the sales channel.

Sales revenue includes taxes collected from customers in the amount of R$1,405.6 (R$745.5 as of December 31, 2008 and R$494.3 as of December 31, 2007), which are remitted to the Government after compensation with Company’s tax credits.

r)	Management and employees profit sharing: employees are entitled to profit sharing when certain goals are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors. The amount is accrued in the period in which it is earned (note 19).

s)	Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses upon the actual delivery of the goods to the customer, and revenue is recognized. The shipping and handling costs as of December 31, 2009 amounted to R$1,483.8 (R$1,216.6 as of December 31, 2008 and R$796.8 as of December 31, 2007).

t)	Advertising and sales promotion costs: are recognized when incurred and amounted to R$256.5 as of December 31, 2009 (R$146.5 as of December 31, 2008 and R$112.9 as of December 31, 2007).

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

u)	Research and development (“R&D”): consist mainly of internal research and development costs of new products and are recognized in the statement of income when incurred. The total amount of R&D expenses as of December 31, 2009 was R$17.4 (R$16.9 as of December 31, 2008 and R$10.7 as of December 31, 2007).

v)	Earnings per share: calculated based on common shares outstanding at the balance sheet date.

w)	Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred. Based on management’s analysis, the current provision for environmental costs recorded as of December 31, 2009 is sufficient to cover these costs.

x)	Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, Minas Gerais, São Paulo and Bahia and Federal District state governments. These tax incentives are related to construction of facilities, employment and social and economic development in these states. These tax incentives are recorded directly to the statement of income under other operating income. If the subsidies and tax incentives result in future obligations, they are recognized based on the initial fair value and recognized in the statement of income when the obligations are accomplished in exchange for donation/subsidies receipts.

The wholly-owned subsidiary Sadia received land located in the State of Pernambuco as a government grant, whose fair value as of December 31, 2009 is R$4.1. The grant is linked to the construction of a production facility, jobs generation and economic and social development in the region. In compliance to the CVM Deliberation No. 555/08 the land fair value, obtained through evaluation with regional brokerages, was recorded in fixed asset with a counterpart in other non-current liabilities. The value of the land will be recorded in the statement of income offsetting the depreciation of the production facility.

y)	Translation of assets and liabilities in foreign currency: as mentioned in item (a) above, assets and liabilities balances of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all statement of income accounts are translated based on average monthly rates.

The Brazilian Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	2009	2008	2007
Final rates
U.S. Dollar (US$)	1.7412	2.3370	1.7713
Euro (€)	2.5073	3.2382	2.6086
Pound (£)	2.8241	3.4151	3.5610

Average rates
U.S. Dollar (US$)	1.7503	2.3944	1.7860
Euro (€)	2.5524	3.2317	2.6021
Pound (£)	2.8416	3.5571	3.6034

z)	Accounting estimates: in the preparation of the consolidated financial statements, the Company establishes certain estimates that affect values of the assets and liabilities in the balance sheet, and the values of revenues, costs and expenditures in the statement of income. Although these estimates are based on management’s best knowledge, the actual results can differ from the estimates. The Company reviews the assumptions adopted for its accounting estimates, at least quarterly.

aa)	Comparability of explanatory notes: due to the incorporation of the wholly-owned subsidiary Perdigão Agroindustrial S.A., which occurred on March 9, 2009 and in order to improve the presentation of the consolidated financial statements, the Company expanded some of the explanatory notes and reclassifications were made in these notes.

4. CASH AND CASH EQUIVALENTS

	Average
	rate p.y.	2009	2008
Cash and bank accounts
U.S. Dollar	-	46.3	-
Brazilian Reais	-	40.3	65.6
Euro	-	5.9	11.9
Others	-	1.1	1.0
		93.6	78.5

Highly liquid investments
In Brazilian Reais:
Exclusive fund	8.87%	8.7	44.9
		8.7	44.9
In U.S. Dollar:
	0.05% to
Deposit account	0.24%	497.0	409.9
Time deposits	1.23%	1,198.7	559.7
Overnight	0.11%	100.2	140.5
		1,795.9	1,110.1

		1,898.2	1,233.5

The investments in local currency refer mainly to Bank Deposit Certificates (“CDB”) and Investment Funds, and are remunerated at the CDI fluctuation rate.

The investments in foreign currency refer mainly to overnight and time deposit, and bear interest at a pre-fixed rate.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

5. MARKETABLE SECURITIES

				Average
				interest
		WAMT		rate
	Maturity	(*)	Currency	p.y.%	2009	2008
Available for sale:
Bank deposit certificate	01/2010 to
	05/2021	3.79	R$	(**)	64.5	-
			R$ and
Investment funds	-	-	US$	(**)	203.1	-
	08/2011 to
Brazilian treasury notes	07/2014	3.19	US$	10.23%	59.1	82.3

Equity securities	-	-	R$	-	2.0	-
Brazilian treasury certificates	02/2020 to
	03/2020	10.28	R$	12.00%	49.3	-
	01/2010 to
Brazilian financial treasury bill	3/2014	3.32	R$	8.65%	215.1	-

					593.1	82.3

Trading securities:
Brazilian financial treasury bill	07/2013	3.74	R$	8.65%	100.4	-
Bank deposit certificates	03/2010 to
	03/2014	0.89	R$	8.79%	2,154.6	660.1

					2,255.0	660.1

Held to maturity:

Capitalization security	01/2010	0.09	R$	5.19%	-	0.3

Credit linked notes	12/2013	4.05	US$	4.75%	174.1	-

					174.1	0.3

Total					3,022.2	742.7

Total current					2,345.5	742.5
Total non-current					676.7	0.2

(*) Weighted average maturity term (years).
(**) See information below.

At December 31, 2009, the due date of the non-current marketable securities in the consolidated financial statements is set forth below:

Due date
2011	90.6
2012	97.6
2013	204.8
2014	204.7
2015 onwards	79.0
Total	676.7

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and bear interest of 98% to 104% of the interbank deposit certificate (“CDI”). Of the total investments in CDB’s, R$39.0 were given as guarantees for U.S. dollar future contracts in the Future and Commodities Exchange (“BM&F”), see note 20k.

Brazilian treasury notes investments are determined in US$ and bear interest at a weighted average pre and post fixed rates. The Brazilian treasury notes bear interest at the Special System for Settlement and Custody (“SELIC”) rate.

The credit linked notes are a structured transaction with first class financial institutions that bear regular interest (Libor + spread) and correspond to a credit note that considers the Company’s risk.

The foreign currency investment funds have structured operations with first class financial institutions based on the risk classification granted by specialized foreign rating agencies. The notes bear regular interest (Libor + spread) and correspond to a credit note that considers Brazil and Sadia’s risks.

The investment fund portfolio in foreign currency is presented below:

2009
Structured notes	49.0
Money market	1.9
Other assets	0.5
51.4

6. TRADE ACCOUNTS RECEIVABLE

	2009	2008
Current
Domestic trade accounts receivable	1,149.5	695.3
Domestic related parties	9.3	-
Foreign trade accounts receivable	671.0	705.6
(-) Adjustment to present value	(6.3)	(11.8)
(-) Allowance for doubtful accounts	(36.2)	(11.1)
	1,787.3	1,378.0

Non-current
Domestic trade accounts receivable	42.7	29.2
Foreign trade accounts receivable	3.7	2.9
(-) Adjustment to present value	(1.2)	(0.4)
(-) Allowance for doubtful accounts	(32.4)	(20.1)
	12.8	11.6

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The changes in the allowance for doubtful accounts are as follows:

	2009	2008
Beginning balance	31.2	25.5
Exchange rate variation	(0.7)	-
Provisions	46.0	15.5
Increase due to business combination	9.1	7.3
Write-offs	(17.0)	(17.1)
Ending balance	68.6	31.2

The aging list of the accounts receivable is as follows:

	2009	2008
Current	1,655.3	975.2
Overdue
01 to 60 days	137.9	288.2
61 to 120 days	11.9	116.9
121 to 180 days	7.9	19.1
181 to 360 days	16.8	5.4
Over 360 days	46.4	28.2
(-) Adjustment to present value	(7.5)	(12.2)
(-) Allowance for doubtful accounts	(68.6)	(31.2)
	1,800.1	1,389.6

Sadia also assigned receivables to a Credit Assignment Investment Fund (“FIDC”), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of December 31, 2009, the net equity of this fund was R$373.1, of which R$353.4 was represented by acquisitions of Sadia’s receivables on the domestic market, with a discounted cost equivalent to 106% of the CDI per senior quota. The assignment of the receivables was made without right of recourse, and the eventual losses from customer default are limited to the value of Sadia’s subordinated quotas, which at December 31, 2009, represented R$74.6.

For the sale of domestic receivables, during the year ended December 31, 2009, the wholly-owned subsidiary Sadia received R$2,475.0 and incurred financial expense in the amount of R$17.1.

For the remaining domestic receivables, the wholly-owned subsidiary Sadia maintains a credit insurance policy that guarantees the collection of 90% of the uncollected customer balances. In case of customer default, the financial institutions who purchased these securities are the beneficiaries.

No individual customer accounted for more than 5% of the total revenue for the year ended December 31, 2009.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

7. INVENTORIES

	2009	2008
Finished goods	1,298.0	900.9
Goods for resale	16.0	2.3
Livestock for slaughtering	833.8	390.2
Work-in-process	120.4	41.1
Raw materials	496.8	116.5
Packing materials	90.4	51.8
Secondary materials	56.1	77.0
Warehouse	121.4	85.5
Goods in transit	11.3	-
Imports in transit	19.4	15.9
Advances to suppliers	37.7	7.8
	3,101.3	1,689.0

The increase in inventories is related to the acquisition of Sadia.

8. RECOVERABLE TAXES

	2009	2008
State ICMS (VAT)	602.1	203.1
Withholding income tax and social contribution	191.7	131.4
PIS and COFINS (Federal Taxes to Fund Social Programs)	623.0	359.0
Import duty	11.9	25.0
IPI (Federal VAT)	47.2	3.3
Others	6.9	2.0
(-) Allowance for losses	(82.8)	-
	1,400.0	723.8

Current	745.6	576.3
Non-current	654.4	147.5

a) ICMS - Tax on distribution of goods and services (Value Added Tax - VAT):
Credits are generated by exports reduced tax rates in the domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax payable generated by the sales in the domestic market or transfers to third parties.

In February 2007, the Superior Court of Appeals (“STJ”) issued a final decision ensuring the maintenance of ICMS credits to be recovered in the state of Rio de Janeiro, due to the difference in rates already recorded in the amount of R$30.2. With this decision the Company also received the right to the monetary adjustments on such credits, which estimated as of December 31, 2009 to be approximately R$41.1. This amount is not recorded in the financial statements. Management will only recognize the monetary adjustments upon realization.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The Company has R$21.2 of ICMS credits in the state of Mato Grosso do Sul and believes that the realization of such credits are doubtful and, therefore, recorded a provision for the full amount within non-current assets.

The wholly-owned subsidiary Sadia has ICMS and IPI credits in the states of Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul. Based on the Company’s estimate, considering the probability of realization of these credits, a provision for losses was recorded in the amount R$48.0 for ICMS credits and R$8.7 for IPI credits.

b) Withholding Income tax and social contribution:
Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company, as well as anticipation of income tax and social contribution as required by Brazilian tax laws, realizable when offset against federal taxes payable.

c) PIS / COFINS:
PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable primarily resulted from raw material acquisitions used in exported products, products sold at a 0% tax rate (such as UHT milk and pasteurized milk) and sales in the free tax zone of Manaus. The utilization of these credits can be made by offsetting taxable sales in the domestic market, with other federal taxes or reimbursement.

For the PIS and COFINS credits, the Company is taking judicial measures trying to accelerate the reimbursement process, which is currently under inspection. The Company obtained authorization to receive R$35.0. In addition, the Company has used these credits to offset other tax liabilities permitted by law.

The Company’s management is analyzing alternatives that would allow the utilization of the credits and there is no expectation of losses on the realization of those credits.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

9. INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution composition:

	2009	2008
Assets:
Tax loss carry forwards (corporate income tax)	564.7	200.6
Negative calculation base (social contribution)	209.8	71.7
Temporary differences:
Provisions for contingencies	90.5	64.2
Provision for doubtful accounts	9.1	6.9
Provision for attorney's fees	9.8	3.4
Provision for tax credits realization	61.1	8.3
Employees’ profit sharing	17.4	4.9
Provision for inventories	14.2	10.0
Provision for freight and sales commissions	6.6	1.5
Employees’ benefits plan	34.1	-
Amortization of fair value of business combination	17.5	10.6
Provision for contractual indemnity	3.6	17.3
Unrealized losses on derivatives	-	17.3
Unrealized losses on inventories	4.8	13.9
Adjustments relating to the transition tax regime	40.2	20.8
Other temporary differences	34.4	3.6

	1,117.8	455.0

Current assets	173.8	128.2
Non-current assets	944.0	326.8

	2009	2008
Liabilities:
Temporary differences:
Depreciation on rural activities	94.2	64.2
Adjustments relating to the transition tax regime	172.0	4.4
Unrealized gains on derivatives	7.6	3.4
Other temporary differences	4.2	1.3
	278.0	73.3

Current liabilities	20.6	0.9
Non-current liabilities	257.4	72.4

b) Estimated time of realization:

Deferred tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current. The Company considers that deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations. The deferred tax assets originating from net operating losses and negative basis of social contribution are expected to be realized as set forth below:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Year
2010	50.6
2011	60.7
2012	70.7
2013	85.2
2014	95.9
2015 onwards	411.4
Total	774.5

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

c) Income and social contribution taxes reconciliation:

	2009	2008	2007
Income (loss) before taxes and participations	334.0	(183.7)	383.8
Nominal tax rate	34%	34%	34%
Tax (expense) benefit at nominal rate	(113.6)	62.5	(130.5)
Adjustment of taxes and contributions on:
Statutory profit sharing	6.4	4.9	8.6
Interest on shareholders' equity	34.0	27.7	34.1
Equity interest in income of associated company	0.9	-	-
Tax incentives	0.2	0.8	9.2
Grant and subsidies for investments	8.0	-	-
Losses with financial operations	(0.9)	-	-
Participation in nondeductible results	(4.5)	-	-
Share based compensation	1.5	-	-
Exchange rate fluctuation on investments abroad	(97.4)	72.9	(28.6)
Transfer pricing adjustment	(17.6)	-	-
Hedge accounting adjustments	2.4	-	-
Income tax and social contribution on goodwill	-	(14.8)	-
Difference of tax rates on foreign earnings from
subsidiaries abroad	123.1	101.0	48.1
Write-off of deferred income and social contribution	(132.0)	-	-
Reversal of valuation allowance	-	-	26.1
Other adjustments	(7.7)	0.4	0.9
	(197.2)	255.4	(32.1)

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Current income tax	(50.7) (*)	(43.3)	(46.3)
Deferred income tax	(146.5) (*)	298.7	14.2

(*) Reclassified in relation to the original financial statements as published in Brazil.

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	2009	2008	2007
Pre-tax book income from foreign subsidiaries	135.3	191.6	164.6
Current income taxes benefit (expense) of subsidiaries abroad	(4.3)	35.6	(2.4)
Deferred income taxes benefit (expense) of subsidiaries abroad	7.6	-	(5.5)

The Company determined that the total profit recorded in the books of its wholly-owned subsidiary Crossban will not be redistributed. Such resources will be used for investments in the subsidiary, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$902.4 as of December 31, 2009 (R$778.4 as of December 31, 2008).

Due to the merger of Perdigão Agroindustrial S.A., on March 9, 2009, the Company recorded a loss of R$132.0 related to deferred tax assets (net operating losses and negative base of social contribution). As a result of the merger, the related deferred tax assets were not transferred to the Company.

The Brazilian tax returns are subject to tax authority’s review for five years after the date of the tax return filing. The Company may have to pay additional tax, fine and interest due to these reviews. Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations.

10. INVESTMENTS

	2009	2008
Investiments in affiliatted company	16.1	-
Other investments	1.1	1.0
	17.2	1.0

On June 30, 2009, the Company and Unilever Brasil, quotaholders of UP! Alimentos Ltda. (“UP”) entered into an amendment to the quotaholders agreement. Quotaholders agreed to amend certain governance rules of the partnership, resulting in Unilever Brasil obtaining additional rights and obligations. Thus, despite of the fact that the Company maintained an interest of 50% in UP, it no longer has joint control of the investee and as a consequence started to measure the investment under the equity method accounting abandoning proportional consolidation method. The consolidated balances presented for the year ended December 31, 2008 include the balances of the investee.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

11. PROPERTY, PLANT AND EQUIPMENT

	2009					2008
	Annual			Deliberation
	weighted			CVM Nº
	average deprec.		Accumulated	565/08	Residual	Residual
	rate (%)	Cost	depreciation	adjustment	value	value
Land	-	674.5	-	-	674.5	166.9
Buildings and improvements	3.19	4,381.9	(987.2)	33.6	3,428.3	975.6
Machinery and equipment	7.43	5,078.2	(1,984.6)	142.2	3,235.8	1,097.1
Installations	4.86	1,234.5	(351.0)	35.6	919.1	145.5
Furniture	7.53	78.6	(40.5)	1.8	39.9	22.6
Vehicles and airplanes	18.17	32.9	(18.5)	1.3	15.7	9.9
Forests and reforestations	1.83	139.6	(25.4)	-	114.2	53.6
Breeding stock (*)	-	491.3	(100.2)	-	391.1	158.8
Other	-	7.3	(3.7)	3.4	7.0	7.5
Construction in progress	-	424.8	-	-	424.8	250.5
Advances to suppliers	-	24.7	-	-	24.7	30.5
		12,568.3	(3,511.1)	217.9	9,275.1	2,918.5
(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

The property, plant and equipment assets cost rollforward is as follows:

	Balance	Additions	Fair market						Balance
	as of	due to	value from					Exchange	as of
	December	business	business					rate	December
	31, 2008	combination	combination	Additions	Leases	Disposals(b)	Transfers	variation	31, 2009
Land	166.9	123.1	392.6	-	-	(8.3)	0.4	(0.2)	674.5
Buildings and
improvements	1,404.5	1,758.2	1,022.0	8.8	-	(55.0)	251.2	(7.8)	4,381.9
Machinery and
equipment	2,091.2	2,150.6	491.2	32.1	7.9	(116.7)	439.4	(17.4)	5,078.2
Installations	242.2	922.4	156.2	2.8	-	(194.6)	115.0	(9.5)	1,234.5
Furniture	47.3	28.4	(0.2)	1.4	-	(5.4)	9.5	(2.4)	78.6
Vehicles and
airplanes	22.1	13.5	(0.2)	0.9	-	(3.5)	0.9	(0.8)	32.9
Forests and
reforestations	70.3	50.4	-	4.7	-	(1.5)	15.7	-	139.6
Others	10.7	2.9	2.9	0.2	-	(2.2)	(7.1)	(0.1)	7.3
Breeding stock	199.3	742.3	-	275.6	-	(727.4)	1.5	-	491.3
Construction
in progress (a)	250.5	475.7	-	609.3	-	(0.2)	(906.7)	(3.8)	424.8
Advances to
suppliers	30.5	37.4	-	(23.7)	-	(17.7)	(1.0)	(0.8)	24.7
	4,535.5	6,304.9	2,064.5	912.1	7.9	(1,132.6)	(81.2)	(42.8)	12,568.3

(a)	Refers mainly to: (i) construction site for the expansion of distribution centers located in São Paulo which commenced in July 2008 (R$24.0); (ii) expenses related to construction of the agroindustrial complex in Bom Conselho, State of Pernambuco, specially developed for dairy processing and production of specialty meats, as well as a distribution center, which commenced in October 2007 (R$73.0); (iii) expansion of the Três de Maio plant (R$26.0); (iv) expansion of the Lajeado plant capacity for hog slaughtering (R$28.0); (v) automation of Capinzal plant cutting room (R$28.0) and (vi) In Sadia, the construction in progress is represented by: expansion projects and optimization of industrial sites, mainly in Lucas do Rio Verde plant (R$176.0).

(b)	The disposals refer primarily to: (i) R$40.2 sale of farms; (ii) R$102.0 damaged assets due to the fire in the Rio Verde plant; and (iii) R$727.4 disposals of breeding stock.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

During the period ended December 31, 2009, the Company capitalized interests in the amount of R$56.7 (R$13.9 as of December 31, 2008) related to construction in progress.

On August 28, 2009, Sadia’s Board of Directors approved the sale of 1,488 houses, located in Lucas do Rio Verde, with a net book value of R$44.5, which were transferred from property, plant and equipment to assets held for sale. Management does not expect to register any losses related to these disposals.

12. INTANGIBLE

The intangible balance is comprised of the following items:

	2009	2008
Software	76.8	-
Goodwill - Sadia	1,405.0	-
Goodwill - Eleva Alimentos	1,273.3	1,273.3
Goodwill - Batávia	133.2	133.2
Goodwill - Ava (margarine business)	49.4	49.4
Goodwill - Cotochés	39.6	39.6
Goodwill - Avícola Industrial Buriti Alegre Ltda. (*)	35.3	-
Goodwill - Big Foods Indústria de Produtos Alimentícios Ltda. (*)	24.1	-
Goodwill - Paraíso Agroindustrial	16.8	16.8
Goodwill - Plusfood (**)	16.3	21.1
Goodwill - Empresa Matogrossense de Alimentos Ltda. (*)	8.1	-
Goodwill - Excelsior Alimentos S.A. (*)	8.1	-
Goodwill - Perdigão Mato Grosso	7.6	7.6
Goodwill - Sino dos Alpes	4.1	4.1
Goodwill - Incubatório Paraíso	0.6	0.6
	3,098.3	1,545.7

(*) Goodwill from business combination with Sadia.
(**) Goodwill related to a foreign subsidiary whose functional currency is the Euro.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The rollforward of the consolidated intangibles is presented below:

	Balance							Balance
	as of						Exchange	as of
	December	Business					rate	December
	31, 2008	combination	Additions	Amortization	Transfers	Disposals	variation	31, 2009
Softwares	-	57.8	6.4	(0.3)	13.0	(0.1)	-	76.8
Goodwill - Sadia (note 1b)	-	1,405.0	-	-	-	-	-	1,405.0
Goodwill - Eleva Alimentos	1,273.3	-	-	-	-	-	-	1,273.3
Goodwill - Batávia	133.2	-	-	-	-	-	-	133.2
Goodwill - Ava (margarine business)	49.4	-	-	-	-	-	-	49.4
Goodwill - Cotochés	39.6	-	-	-	-	-	-	39.6
Goodwill - Avícola Industrial Buriti Alegre Ltda. (*)	-	35.3	-	-	-	-	-	35.3
Goodwill - Big Foods Ind. de Produtos Alim. Ltda. (*)	-	24.1	-	-	-	-	-	24.1
Goodwill - Paraíso Agroindustrial	16.8	-	-	-	-	-	-	16.8
Goodwill - Plusfood	21.1	-	-	-	-	-	(4.8)	16.3
Goodwill - Empresa Matogrossense de Alim.Ltda. (*)	-	8.1	-	-	-	-	-	8.1
Goodwill - Excelsior Alimentos S.A. (*)	-	8.1	-	-	-	-	-	8.1
Goodwill - Perdigão Mato Grosso	7.6	-	-	-	-	-	-	7.6
Goodwill - Sino dos Alpes	4.1	-	-	-	-	-	-	4.1
Goodwill - Incubatório Paraíso	0.6	-	-	-	-	-	-	0.6
	1,545.7	1,538.4	6.4	(0.3)	13.0	(0.1)	(4.8)	3,098.3

(*) Goodwill from business combination with Sadia.

The total goodwill presented above is based on the expectation of future profitability. Beginning January 1, 2009, amortization of goodwill is no longer permitted; however, it must be tested annually for impairment according to the CVM Deliberation No. 527/07. Based on the Company’s analysis performed in October 2009, no impairment loss has been recorded.

13. DEFERRED CHARGES

	Annual weighted average amort. rate(%)		2009			2008
			Business	Amorti-	Net	Net
		Cost	combination	zation	Value	Value

Preoperating expenses (a)	17	144.4	79.3	(91.5)	132.2	87.4
Software development (b)	20	78.6	-	(24.9)	53.7	66.6
Reorganization expenses (c)	20	45.8	28.7	(58.5)	16.0	18.0
		268.8	108.0	(174.9)	201.9	172.0

a) Refers substantially to the projects related to the Mineiros, Bom Conselho and Lucas of Rio Verde plants.
b) Refers substantially to the projects related to the adequacy of the systems and controls of the acquired Companies.
c) The reorganization expenses relate to the deployment of Sadia’s service center in the city of Curitiba.

The increase in the deferred charges balance is related to the acquisition of Sadia.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

14. SHORT AND LONG-TERM DEBT

		Weighted	WAMT
	Charges	average	(note 5)
Funding line	(% p.y.)	rate (p.y.)	(*)	Current Non-current		2009	2008
Local currency (R$):
		6.75%
	6.75% (6.75% on	(6.75% on
Rural credit financing	12.31.08)	12.31.08)	0.4	847.8	-	847.8	220.2

	TJLP / FIXED RATE / TR /
Working capital	CDI + 4.76%	10.31%	2.2	112.8	555.4	668.2	-

		8.55%
	TJLP + 2.55% (TJLP +	(8.59% on
FINEM - BNDES	2.35% on 12.31.08)	12.31.08)	2.5	391.1	1,195.6	1,586.7	538.3

		12.00%
	TJLP + 6.00% (TJLP +	(12.25% on
Debentures - BNDES	6.00% on 12.31.08)	12.31.08)	0.4	2.1	-	2.1	6.3

	TJLP/FIXED
	RATE/IGPM/TR/CDI/URBT
	01) + 6.92% (TJLP/FIXED	9.70%
Tax incentives and	RATE/IGPM/TR/CDI/URBT	(11.26% on
others	01) + 5.15% on 12.31.08)	12.31.08)	1.5	559.9	553.8	1,113.7	463.3
Net derivatives
balance (note 20 b)	%CDI vs TR	%CDI vs TR	-	-	-	-	0.1

Total local currency				1,913.7	2,304.8	4,218.5	1,228.2

Foreign currency:
		5.29% + e.r.
Advances on export		(US$) (6.06%
contracts – ACC’s	5.29% + e.r. (US$) (6.06%	+ e.r. (US$)
and ACE’s	+ e.r. (US$) on 12.31.08) on 12.31.08)		0.3	53.4	-	53.4	443.7

		0.41% + e.r.
		(US$)
		(6.66%+ e.r.
Working capital	EURIBOR + 1.20%	US$)	1.0	-	-	-	49.6

Bonds	6.88%	6.88%	7.7	3.0	435.3	438.3	-
Receivable (**)	-	-	-	36.4	-	36.4	-
		3.26%
		(4.46% on
	LIBOR + 2.56% /FIXED	12.31.08) +
	RATE ( LIBOR + 2.47% on	e.r. (US$ and
	12.31.08) + e.r. (US$ and	other
Credit lines	other currencies)	currencies)	2.3	593.6	2,020.1	2,613.7	1,871.6

	LIBOR / FIXED RATE/ CDI	2.50%
	+ 2.07% ( LIBOR / FIXED	(4.98% on
	RATE / CDI +3.17% on	12.31.08) +
Pre-export facilities	12.31.08) + e.r.(US$)	e.r. (US$)	2.5	191.5	930.8	1,122.3	1,622.3

		6.74%
		(6.97% on
	UMBNDES + 2.49%	12.31.08) +
	(UMBNDES + 2.71% on	e.r. (US$ and
	12.31.08) + e.r. (US$ and	other
FINEM - BNDES	other currencies)	currencies)	4.5	62.3	193.4	255.7	83.3
Others	-	-	-	0.3	-	0.3	-
Net derivatives	%CDI vs e.r. (US$ and
balance	other currencies)	-	1.9	59.5	-	59.5	67.4
Total foreign
currency				1,000.0	3,579.6	4,579.6	4,137.9

Total debt				2,913.7	5,884.4	8,798.1	5,366.1

(*) Weighted average maturity term (years).
(**) Anticipated receipts from discounted receivables, without bearing interest.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

a) Rural credit financing:
The Company and its subsidiaries entered into short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The proceeds from these loans are used for working capital.

b) Working Capital:
The Company has an Export Credit Note (“NCE”) in Reais indexed to a percentage of CDI. The maturity dates of both interest and principal are between 2010 and 2011. The Company also has NCE’s in Reais indexed to the referential rate ("TR”) and its maturity date is at the end of 2011.

c) Banco Nacional de Desenvolvimento Econômico e Social (BNDES - FINEM) Facilities:
The Company and its subsidiaries have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of the Company’s production facilities. Principal and interest on the FINEM loans are payable monthly, with final maturity dates from 2009 to 2015, and are secured by the Company’s equipment, facilities and mortgages. The loans are indexed by the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and reflects the daily exchange rate fluctuations of the currencies in that basket.

d) Debentures:
From June 30, 1998 to November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1 (one Real), with a redemption period from June 15, 2001 to June 15, 2010; as of December 31, 2009, 80,271 debentures had been redeemed. The debentures are payable every six months, with a maturity date of June 2010. The debentures are denominated in Reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of the Company’s production facilities.

e) Tax incentives and others:
Principally credit facilities offered under state tax incentive programs (“ICMS”) to promote technological research, to finance exports, machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2025, interest rates are subsidized and they are not secured by collateral.

f) ACC’s and ACE’s:
These advances on export contracts (“ACC’s”) are liabilities with commercial banks. The principal is payable through the exports of products, in accordance with the shipments, and interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated advances on exchange contracts delivered (“ACE’s”) and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACC’s due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in US$.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

g) Credit lines:
The subsidiaries Perdigão International Ltd and Plusfood Groep B.V. have several trade-related facilities denominated in US$, with maturity dates up to 2013 with principal payable in one payment at the end of the contract and interest payable each semester and annually. Perdigão International’s trade-related facilities bear interest at LIBOR (semiannual and annual) plus a margin and they have the guarantee of the Company. Perdigão International Ltd and Plusfood Groep B.V. use these net proceeds to import products and for other working capital needs.

h) Working Capital in US$:
The Company and its subsidiaries use Export Credit Note as a working capital line. They are denominated in US$ and can be short or long-term with several maturity dates and amortization.

i) Pre-export facilities:
The Company and its subsidiaries had several pre-export facility agreements with several commercial banks, denominated in US$, and maturities up to 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortization payments over the period of the transaction and interest payable in accordance with the LIBOR period. Under each of these facilities, the Company receives a loan from one or more lenders relating to exports of products to customers abroad. The exported products secure the facilities.

j) BNDES EXIM:
The Company and its subsidiaries have some credit facilities offered by the BNDES for financing exports with several commercial banks acting as the intermediary. Such financings are indexed to the long term interest rate (“TJLP”) + spread BNDES + spread intermediate bank. The liquidation occurs in local currency without risk associated with exchange rate variation.

k) Bonds:
Resources obtained by Sadia in the foreign markets through the issuance of bonds, with maturity date of 2017, bearing interest of 6.88% per year, guaranteed by the Company.

The maturity for loans and financing is as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

2010	2,913.7
2011	1,762.7
2012	2,218.4
2013	918.7
2014	187.0
2015 to 2044	797.6
8,798.1

a) Guarantees:

	2009	2008
Total debt	8,798.1	5,366.1
Mortgages guarantees:	2,042.8	606.8
Related to FINEM - BNDES	1,852.2	570.2
Linked to FNE - BNB	165.5	-
Related to tax incentives and other	25.1	36.6
Statutory lien on assets purchased with financing:	20.2	14.5
Related to FINEM - BNDES	19.2	12.0
Related to FINAME - BNDES	0.9	-
Related to tax incentives and other	0.1	2.5
Guarantee by pledge of goods	-	2.3

b) Commitments:

In the normal course of business, the Company enters into certain contracts with third parties for the purpose to acquire raw materials, especially corn, soybean and hogs. On December 31, 2009, firm commitments under these agreements, amounted to R$1,809.3 (R$865.2 as of December 31, 2008).

The disbursement schedule of such commitments is set forth below:

Year
2010	496.8
2011	200.9
2012	161.8
2013	108.6
2014 on forward	841.2
1,809.3

c) Covenants:

The Company has export prepayment loans agreements in foreign currencies that have financial covenants. If the Company is not in compliance which those covenants, the maturity dates of these loans can be accelerated. As of December 31, 2009, the Company was in compliance with all covenants.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	Achieved	Principal
Restrictive covenants (indicators to be achieved)	rates	Value
Net debt to shareholders’ equity ratio less than 1.5	0.3	304.7
Net debt to EBTIDA ratio less than 3.5	3.2	304.7
Lower current liquidity of 1.1	1.8	27.9
Total liabilities minus shareholders’ equity / shareholders’ equity equal or less than 2.2	1.0	27.9

15. LEASES

The Company entered into several contracts, which are classified as either operating or financial leases.

a) Operating leases:

The future minimum lease payments for non-cancellable operating leases, in total and for each of the following years, are presented below:

	2009	2008
2009	-	22.3
2010	149.9	16.6
2011	105.1	12.9
2012	71.8	9.3
2013	8.9	3.7
2014 onwards	15.0	13.0
	350.7	77.8

Operating lease payments are recognized as expense and totaled R$178.7 for the year ended December 31, 2009 (R$64.3 for the year ended December 31, 2008 and R$36.6 for the year ended December 31, 2007).

b) Financial leases:

The Company maintains control of the leased assets and recognizes them as equipment and machinery in property, plant and equipment, and the related balances are as follows:

	2009	2008	2007
Cost	14.8	17.4	13.8
Accumulated depreciation (*)	(5.0)	(8.5)	(6.8)
Residual	9.8	8.9	7.0

(*)The leased assets are depreciated in accordance with the rates in the note 11 for machinery and equipment, or through the term of the contract, the lower of the two, as determined by the CVM Deliberation No. 554/08.

The mandatory future minimum lease payments recorded as other current and non-current liabilities in the consolidated balance sheet are segregated as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	Present value of the minimum payments	Interests	Future minimum payments
2009	-	-	-
2010	4.6	0.4	5.0
2011	3.6	0.4	4.0
2012	1.9	0.2	2.1
2013	0.5	0.1	0.6
2014 onwards	0.1	-	0.1
	10.7	1.1	11.8

16. CONTINGENCIES

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflects the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in some judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and the probability of losses was considered possible or remote.

The Company and its subsidiaries, when requested, make judicial deposits, some of which are not related to specific provisions for contingencies. Total judicial deposits included in non-current assets in the consolidated balance sheet as of December 31, 2009 is R$83.4 (R$23.3 as of December 31, 2008).

The Company’s management believes that the recorded provision for contingencies, net of judicial deposit, based on CVM Deliberation No. 489/05 is enough to cover eventual losses related to its legal proceedings.

i. Contingencies for probable losses:

The provision for contingencies rollforward is summarized below:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	Balance as						Balance
	of					Price	as of
	December	Business				index	December
	31, 2008	combination	Additions	Reversals	Payments	update	31, 2009
Tax (i)	153.3	102.7	33.7	(89.9)	(5.8)	10.7	204.7
Labor (ii)	51.6	31.9	38.9	(20.1)	(22.6)	4.6	84.3
Civil, commercial and
other (iii)	14.3	30.0	23.6	(21.5)	(1.7)	3.1	47.8
(-) Judicial deposits	(32.8)	(39.0)	(23.8)	41.2	-	-	(54.4)
	186.4	125.6	72.4	(90.3)	(30.1)	18.4	282.4

i) Tax:

The tax contingencies, classified as probable losses, mainly involve the following legal proceedings:

Income tax and social contribution:
The subsidiary Sadia has recorded a provision in the amount of R$21.7, related to (i) R$14.2 relating to a tax assessment notice challenging the computation of Granja Rezende taxable income (merged in 2002); (ii) R$6.1 relating to a tax assessment notice alleging undue offsetting of income tax withheld on the Granja Rezende investment; and (iii) R$1.4 of other provisions.

CPMF over export revenues:
The Company has recorded a provision for contingency in the amount of R$22.7 (R$27.1 as of December 31, 2008) regarding a judicial proceeding for the non-payment of the provisional contributions on financial activities (“CPMF”) charged on the income from exports, which has not been analyzed by the superior courts. The Company’s lawsuit is in the Third Region Federal Court of Appeals (“TRF”) and the trial appeal is pending.

ICMS:
The Company is principally in disputes over the utilization of credits on materials for consumption, the suits being in the first or second administrative level, as well as in judicial proceedings. The main items refer to the maintenance of credits related to intermediate products used in the productive process. The provision amounted to R$34.1 (R$50.2 as of December 31, 2008).

The subsidiary Sadia is defending itself in administrative proceedings regarding ICMS, mainly related to customs clearances, debits arising from accessory obligations and credits on materials used and raw materials. The total provision amounted to R$30.4 as of December 31, 2009.

PIS and COFINS:
The Company is involved in an administrative proceeding regarding the utilization of credits to offset federal taxes, in the amount of R$33.6 (R$27.0 as of December 31, 2008).

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Other tax contingencies:
The subsidiary Sadia recorded other provisions related to the payment of social security contributions, PIS, import duty and other in the amount of R$39.7.

(ii) Labor:

The Company and its subsidiaries are defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the first instance, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and others:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts – ADR’s issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group. Considering the current stage of the action it is not possible to determine the probability of loss and the related amount and, therefore, no provision was recorded.

ii. Contingencies and possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company management and its legal counsel.

The tax contingencies amounted to R$2,896.4 (R$617.7 as of December 31, 2008), and refers, mainly, to the following subjects:

Profits earned abroad:
On October 3, 2008, the subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$155.8 as of December 31, 2009 (R$176.8 as of December 31, 2008). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

ICMS:
The Company is discussing ongoing judicial cases related to ICMS credits of products with a reduced tax burden, in the amount of R$255.8; utilization of deemed credits in the amount of R$82.0; benefits granted by certain states in the amount of R$877.1; and R$350.7 related to other issues.

PIS and COFINS on the payment of interest on shareholder’s equity:
The Company is pleading a claim for nonpayment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and for the years from 2004 to 2008 for COFINS at the amount of R$41.4 as of December 31, 2009 (R$38.4 as of December 31, 2008). The Brazilian courts have not yet addressed the subject. Based on analysis of the Company’s management, and its legal counsel, the loss is classified as possible, and no provision has been recorded.

IPI Credit Premium:
The subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$364.6, related to the compensation of IPI premium credit with federal tributes. The subsidiary utilized the credit based on the final and non appealable decision.

Other tax contingencies:
The subsidiary Sadia has other ongoing judicial cases in the amount of R$400.6 related to social security contributions of R$115.4, income tax and social contribution and withholding income tax of R$119.7, PIS and COFINS of R$83.5 and other in the amount of R$82.0.

17. SHAREHOLDERS’ EQUITY

a) Capital stock

On July 8, 2009, the Company’ shareholders approved a capital increase from R$3,445.0 to R$4,927.9, through the issuance of 37,637,557 common shares for a price of R$39.40 (thirty nine Reais and forty cents) per common share, all of which were subscribed by means of an exchange for 226,395,405 common shares issued by HFF.

On July 27, 2009, the Board of Directors approved a capital increase through the issuance of 115,000,000 common shares without par value, including American Depositary Shares (“ADSs”) represented by American Depositary Receipts (“ADRs”) for the price of R$40.00 (forty Reais) per common share, totaling R$4,600.0.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

On August 18, 2009, the Company’ shareholders approved in an extraordinary shareholders general meeting a capital increase through the issuance of 59,390,963 common shares for a price of R$39.32 (thirty nine Reais and thirty two cents) per common share, by means of an exchange for 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, increasing capital from R$9,527.9 to R$11,863.4.

On August 20, 2009, the Board of Directors approved a capital increase through the issuance of 17,250,000 common shares without par value for the price of R$40.00 (forty Reais) per common share, in the total amount of R$690.0.

On December 31, 2009, the capital of the Company corresponded to the amount of R$12,553,417,953.36 (twelve billion, five hundred and fifty million, four hundred and seventeen thousand, nine hundred fifty three Reais and thirty six cents) represented by 872,473,246 common shares, without par value, considering the split of shares approved by the shareholders on March 31, 2010.

As of December 31, 2009, foreign investors held 35,335,166 shares (37,860,378 shares at December 31, 2008) which are represented by the same number of American Depositary Receipts – ADRs.

The Company is authorized to increase its capital, without amendment to the bylaws, up to the limit of 500,000,000 common shares registered and without par value.

b) Treasury shares

The Company has 430,485 treasury shares, acquired in prior fiscal years with funds from profit reserves at an average price of R$1.89 (one Real and eighty nine cents) per share, for future sale or cancellation.

On December 31, 2009, the Company recorded 795,605 treasury shares owned by the subsidiary Sadia, which recorded the shares as non-current marketable securities. Such remaining shares were received as proceeds from the sale of the interest in Concórdia Holding Financeira to HFIN Participações S.A. and are attached to a granted purchase option that can be exercised any time and will expire in 360 days. The treasury shares were recorded in shareholders’ equity at the acquisition cost and the difference between this amount and the amount recorded by Sadia was reclassified to other receivables.

On December 21, 2009, according to the business association agreement between the Company and Sadia, Concórdia Holding Financeira S.A. exercised its purchase option of 1,195,606 common shares issued by the Company.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

c) Appropriation of income

According to the Company’s bylaws and the Brazilian Corporation Law, management’s proposal for the net income distribution, which is subject to approval on annual the ordinary shareholders’ meeting, is the following:

i) Legal reserve: 5% of the net income, up to 20% of the share capital.

ii) Dividends and interest on shareholders’ equity: corresponds to 104% (99% as of December 31, 2008) of net income adjusted for the legal reserve, in accordance with applicable law.

iii) Reserve for capital increase: 20% of the net income up to 20% of the share capital.

iv) Reserve for expansion: up to 50% of the net income, up to the limit of 80% of the capital, based on the planned investments in the budgeted capital expenditures.

Considering the items above, management’s proposal of the net income distribution and the composition of the reserve balances, are as follows:

	Limit	Income appropriation			Reserve balances
	over
	share
	capital %	2009	2008	2007	2009	2008	2007
Interest on shareholders'
equity	-	100.0	76.4	100.2	-	-	-
Legal reserve	20	4.8	3.9	16.3	71.0	66.2	62.3
Reserve for capital increase	20	-	-	65.1	160.3	160.3	160.3
Reserve for expansion	80	(8.7)	(3.1)	144.0	496.4	505.0	508.1
		96.2	77.2	325.6	727.7	731.5	730.7

d) Shareholders compensation

The Company by-laws determine the distribution of a minimum dividend of 25% of net income for the year for all the Company’s’ shares, adjusted as specified in article 202 of Law No 6,404/76. The Company elected to follow this requirement through the payment of interest on shareholders’ equity, as detailed below.

e) Interest on shareholders’ equity

According to Law No 9,249/95, the Company calculated its interest on shareholders’ equity based on the TJLP in the current year, in the amount of R$100.0 (R$76.4 in 2008), which was recorded as financial expenses, as required by tax laws. For purposes of these consolidated financial statements the interest was eliminated from financial expense and recorded in retained earnings

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(counterpart current liabilities).

Income tax and social contribution for the current year was decreased in the amount of R$34.0 (R$27.7 in 2008) as a result of the deduction of this interest in the calculation of the taxable income.

f) Composition of the capital stock (unaudited)

The Company’s shares owned by its major shareholders, managers, members of the Board of Directors and Fiscal Council as of December 31, 2009, are as follows:

Shareholders	Common shares	%
Major shareholders (*)	151,254,788	34.67
Managers:
Board of directors	7,150,792	1.64
Executives	323	-
Treasury shares	1,226,090	0.28
Other shareholders	276,604,630	63.41
	436,236,623	100
Outstanding shares	276,604,630	63.41

(*) Shareholders who constitute the voting agreement.

The Company’s shares owned by its major shareholders, managers, members of the Board of Directors and Fiscal Council as of December 31, 2008, is as follows:

Shareholders	Common shares	%
Major shareholders (*)	74,590,177	36.04
Managers:
Board of directors	332,974	0.16
Fiscal council	-	-
Treasury shares	430,485	0.21
Other shareholders	131,604,467	63.59
	206,958,103	100
Outstanding shares	131,604,467	63.59

(*) Shareholders who constitute the voting agreement.

The share ownership position by controlling shareholders who are parties to the shareholders’ voting agreement and/or the holders of more than 5% of voting shares as of December 31, 2009, is as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Shareholders	Common Shares	%
Caixa de Previd. Dos Func. Do Banco do Brasil (1)	59,543,570	13.65
Fundação Petrobrás de Seguridade Social - Petros (1)	39,847,363	9.13
Fundo Bird (2)	15,015,867	3.44
Fundação Sistel de Seguridade Social (1)	6,658,991	1.53
Fundação Vale do Rio Doce de Seg. Social - Valia(1)	12,999,085	2.98
FPRV1 Sabiá FIM Previdenciário (3)	4,016,602	0.92
	138,081,478	31.65
Others	298,155,145	68.35
	436,236,623	100.00

(1) Pension funds are controlled by participating employees of the respective companies
(2) This fund not part of in the agreement signed by the Pension Funds, it belongs to Shan Ban Shun family.
(3) Investment Fund held exclusively by Fundação de Assistência e Previdência Social do BNDES-FAPES.
The common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.

As of December 31, 2009, there were 276,604,630 free floating common shares outstanding, 63.41% of shares issued.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

18. SHARE-BASED OPTION

The subsidiary Sadia granted to its executives stock option incentives (“the Plan”) for shares issued by Sadia. The maintenance and conversion to BRF shares depend on the future approval from the Board of Directors and the Company’s shareholders, as established in the Association Agreement signed on May 19, 2009.

According to the Plan, the subsidiary Sadia, since the acquisition date, recorded in its statement of income an expense in the amount of R$4.3 with a corresponding liability of R$3.8 as of December 31, 2009.

19. EMPLOYEES’ PROFIT SHARING

The Company and its subsidiaries granted to its employees, profit sharing benefits, which are related to previously negotiated performance indicators, as agreed to by all parties from the beginning of the current year. The agreements were approved by the Board of Directors and the related State Union.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Overview:

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange rates and commodity prices. The Company uses instruments of protection to minimize its exposure to these risks, based on the Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Executive Directors and the Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as they are approved by the Board of Directors in order to mitigate the impact of these risks. Such policies and procedures include the monitoring Company’s exposure levels to each market risk, the measuring of each risk includes an analysis based on net accounting exposure and a forecast of future cash flows, in addition to the establishment of limits for decision making and use. All instruments entered into by the Company have the purpose of protecting of the exchange rate exposure of its debt and cash flow and interest rate exposure. Currently, the Company does not use derivative instruments in protecting its position in commodities.

The Board of Directors has a fundamental role in the structure of financial risk management as it is responsible for the approval of the Risk Policy and for monitoring the compliance of this policy and checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Directors are responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Moreover, it is responsible for the approval of: (i) the action plans defined for the alignment of tolerance risk set; (ii) performance indicators to be used in risk management; (iii) the overall limits; and (iv) evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and verifies the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedging transactions through reports and evaluates stress scenarios to be applied in transactions, cash flow and indebtedness of the Company in accordance with the established policy.

The Risk Policy does not allow management to enter into leveraged derivatives transactions determines that hedging transactions are to be limited up to 2.5% of the Company’s shareholders’ equity.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The transactions are recorded and updated in the operating system, with proper segregation of duties, and validated by back-office and monitored daily by the treasury department.

Considering that the purpose of the transactions is to reduce risks and uncertainties to which the Company is exposed, the results achieved in 2009 were considered satisfactory.

As allowed by the CVM Deliberation No. 566/08, the Company applied hedge accounting for its derivative instruments classified as cash flow hedges, as established in its policy of financing risk management. The cash flow hedge is used to protect the exposure over volatility on the cash flow that (i) is related to a specific risk associated with a recognized asset or liability; (ii) a high probable transaction; and (iii) could affect profit and losses.

The subsidiary Sadia financial policy establishes that risk must be controlled by the Risk Management, through the identification of exposures and risk factors through the value at risk – VAR. The VAR methodology is monitored by the Finance Committee and executive management, which is responsible to determine the risk management strategies according to the financial policy approved by the Board of Directors.

The purpose of the financial policy is to establish a threshold for the use of financial instruments, to protect the assets and liabilities exposed to exchange rate variation and interest, as well as, establish limits to operate with financial institutions. The policy compliance is under financing, administration and information technology directors’ responsibility.

b) Interest rate risks management:

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP, UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of the indexes above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company’s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and post fixed rates.

The primary objectives of the Risk Policy are to minimize the costs of debt service and optimize income from applications/investments. For that, the Company continually monitors the market interest rate with the purpose of evaluating the eventual necessity of entering into derivative transactions to protect itself against

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes a floating rate to a fixed rate and vice-versa, and which were accounted for using hedge accounting by the Company.

The Company seeks to manage a stable relationship with its short and long term debt position, maintaining a higher proportion in the long term. In addition, the Company has floating and fixed interest rate date that in conjunction with the debt positions minimize exposure to risks.

The debt is indexed, essentially, to the LIBOR, fixed coupon (R$ and USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the increase of LIBOR, also increases the cost of capitalized rate debt and, on the other hand, the cost fixed interest rate debt is reduced. The same consideration is also applicable to TJLP.

The Company’s financial assets are principally indexed to the CDI on the domestic market operations and fixed coupon (USD) on the foreign market operations. If an increase in the CDI occurs, the results become favorable while a decrease in the CDI would in unfavorable results.

The following table summarizes the changes in interest rates and the impact to the Company:

Interest Risk – Pre-fixed					Interest Risk – Post-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Assets	+	-	CDI	Assets	+	+
CDI	Assets	-	+	CDI	Assets	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
Libor/Cupom USD	Assets	+	-	TJLP	Liabilities	+	-
Libor/Cupom USD	Assets	-	+	TJLP	Liabilities	-	+
Libor/Cupom USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	-	Libor	Liabilities	-	+

The recent global economic crisis caused severe reduction in international interest rates, with LIBOR reaching low rates as compared to its historical rates. This scenario provided: (1) a reduction in Company’s financial costs, a significant part of which were at interest rates based upon LIBOR and (2) an opportunity for the Company to fix the rate of part of its indebtedness.

As a result of the decline in the interest rate (SELIC) and its impact on CDI rates, the interest costs of liabilities were reduced. Part of this improvement was offset by a decrease in financial income from marketable securities.

The results obtained with regard to the objectives of the Company related to interest rate exposure were fully realized for the year ended December 31, 2009.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

c) Exchange risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the U.S. dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy are to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. Therefore, the Company operates in the over-the-counter (SWAP) and future (BM&F) markets.

The subsidiary Sadia does not have any open derivative positions as of December 31, 2009.

i) Foreign currency exposure balances:

Assets and liabilities denominated in foreign currencies are shown below:

	2009	2008
Cash, cash equivalents and financial investments	2,133.9	1,400.5
Trade accounts receivable – third parties	657.0	-
Contracts of exchange rates (swaps) - nominal value	(78.8)	826.5
Contracts for future U.S. dollars - face value	122.8	397.4
NDF contracts - face value **	(211.3)	-
Loans and financing	(4,520.2)	(4,138.0)
Other operating assets and liabilities, net *	(5.1)	154.7
	(1,901.7)	(1,358.9)
Exposure in foreign currency exchange rate in R$	(1,901.7)	(1,358.9)
Exposure in foreign currency exchange rate in US$	(1,092.2)	(581.5)

(*) Refers mainly to the purchase of inventory and trade accounts payable.
(**) Transactions not designated as hedge accounting, impacting the statement of income.

The Company’s exposure in the amount of US$1,092.2 as of December 31, 2009, is within the limit established by the Risk Policy.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involved transactions arising from commercial activities, such as estimates of exports and purchases of raw materials. For this, the Company uses protection instruments, approved by the Risk Policy, focusing on the protection of forecasted cash flow denominated in foreign currency.

In order to follow the Risk Policy, the Company conducts daily monitoring, through reports issued by the treasury department financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

On December 31, 2009, the Company had non-deliverable forward (“NDF”) operations in the amount of US$446.0, designated as hedge accounting. The increase in Company´s NDF’s position is due to the budgeted cash flow of Sadia and its subsidiaries.

ii) Financial instrument balances designated as cash flow hedge accounting:

The position of derivatives outstanding as of December 31, 2009, 2008 and 2007 is as follows:

2009
	Object of				Reference
Instrument	protection	Maturity date	Receiving	Payable	value (notional)	Market Value (1)

NDF	Exchange rate	Until 1/6/2010	8.39% p.y.	US$	786.7	20.9
NDF	Exchange rate	Until 1/6/2010	6%p.y.	US$	211.3	2.7
		From 01/2010 to
Swap	Exchange rate	07/2013	US$ + 7%	76% of CDI	56.1	0.3
		12/2009 to		US$ + 83%
Swap	Exchange rate	09/2011	118.5% of CDI	CDI	86.1	2.5
			US$ + LIBOR	97.83% of
Swap	Exchange rate	Until 12/2011	3M + 3,83%	CDI	330.8	(51.2)
			US$ + LIBOR	US$ +
Swap	Interest Rate	Until 08/2012	3M + 1.76%	4.74%	146.4	(4.7)
			US$ + LIBOR	US$ +
Swap	Interest Rate	Until 08/2013	6M + 0.70%	3.77%	838.8	(24.7)
			US$ + LIBOR	US$ +
Swap	Interest Rate	Until 11/2012	12M + 0.71%	3.69%	198.0	(5.3)
Future
Contract	Exchange rate	Until 02/2010	US$	R$	122.8	-

TOTAL						(59.5)

2008
	Object of				Reference
Instrument	protection	Maturity date	Receiving	Payable	value (notional)	Market Value (1)
				93.72% of
Swap	Interest Rate	Until 07/2009	9.31% p.y.	CDI	11.9	(0.1)
		From 01/2009 to
Swap	Exchange rate	09/2009	US$ + 4.75%	100% of CDI	613.8	60.5
Swap	Exchange rate	02/2009	16,09% p.y.	US$	8.4	(2.9)
		From 07/2009 to
Swap	Exchange rate	12/2010	US$ + 7%	76% CDI	56.1	5.7
		From 03/2009 to		US$ + 83%
Swap	Exchange rate	09/2011	118.5% CDI	CDI	86.1	(19.1)
		From 04/2009 to	US$ + LIBOR
Swap	Exchange rate	01/2013	6M + 3.61%	96.67% CDI	215.5	(31.6)
		From 02/2009 to	US$ + 4.08%	US$ (LIBOR)
Swap	Interest rate	08/2013	p.y.	+ 0.62%	554.2	(35.0)
		From 01/2009 to
Swap	Exchange rate	02/2009	US$	US$	51.1	7.7
		From 01/2009 to
NDF	Exchange rate	06/2009	15.31% p.y.	US$	382.9	(37.4)
		From 02/2008 to
NDF	Exchange rate	03/2009	13.52% p.y.	Euro	26.6	(5.3)
Future contract	Exchange rate	Until 02/2009	US$	R$	327.5	(10.0)

TOTAL						(67.5)

(1) The market value methodology adopted by the Company is marked-to-market (“MTM”), which consists of determining the future value based on contracted terms and determining the present value based on market yield rates, obtained from Bloomberg and BM&F.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

2007
Instrument	Object of protection	Maturity date	Receiving	Payable	Reference value (notional)	Market Value (1)
				R$/CDI
			R$/TR	(98.2%
Swap	Exchange rate	07/2009	(9.51%)	of CDI)	11.9	-
				R$/CDI
		From 01/2008 to	US$	(97.8% of
Swap	Exchange rate	07/2013	(4.089%)	CDI)	276.8	(4.5)
		From 01/2008 to	US$	Euro
Swap	Exchange rate	March 2008	(E.R)	(1.3327%)	37.9	(1.2)
			US$	Pounds
Swap	Exchange rate	01/2008	(3.46%)	(-0,20%)	7.6	0.2

TOTAL						(5.5)

The Company entered into swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rate variations.

The Company believes that the results obtained from these derivative transactions are in line with the Risk Policy adopted by the Company.

d) Gains and losses on financial derivative instruments for equity protection:

The value of gains and losses with derivative financial instruments have impacted the statement of income and shareholders’ equity as of December 31, 2009, as follows:

	Statement of income	Shareholders’ equity
Protection derivatives
Exchange rate variation risks	-	(27.5)
Interest risk	-	(34.7)
Subtotal	-	(62.2)

Trading derivatives
Exchange rate variation risks	2.7	-
Subtotal	2.7	-
Total	2.7	(62.2)

e) Composition of financial instruments balances by category - except derivatives:

2009
	Financial assets	Trade accounts receivable and other receivables	Investments	Loans and financing in local currency	Loan and financing in foreign currency	Debentures	Total
Loans and
receivables	-	1,800.1	-	(4,216.3)	(4,520.2)	(2.1)	(6,938.5)
Marketable securities	3,022.2	-	17.2	-	-	-	3,039.4
Available for sale	593.1	-	-	-	-	-	565.1
Trading securities	2,255.0	-	-	-	-	-	2,282.9
Held to maturity	174.1	-	17.2	-	-	-	191.3
Total	3,022.2	1,800.1	17.2	(4,216.3)	(4,520.2)	(2.1)	(3,899.1)

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

2008
	Financial assets	Trade accounts receivable and other receivables	Investments	Loans and financing in local currency	Loan and financing in foreign currency	Debentures	Total
Loans and receivables	-	1,389.6	-	(1,221.9)	(4,070.5)	(6.3)	(3,909.1)
Marketable securities	742.7	-	1.0	-	-	-	743.7
Available for sale	82.3	-	-	-	-	-	82.3
Trading securities	660.1	-	-	-	-	-	660.1
Held to maturity	0.3	-	1.0	-	-	-	1.3
Total	742.7	1,389.6	1.0	(1,221.9)	(4,070.5)	(6.3)	(3,165.4)

f) Composition of financial instruments balances designated for cash flow hedge accounting:

The Company made the formal designation of its derivative cash flow financial instruments to be accounted for using hedge accounting, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy risk management in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company made the determination of hedge accounting are highly probable, having an exposure to variations in cash flow that could affect profit and loss and are highly effective in covering changes in fair value or cash flow attributable to the hedged items, consistently to the originally documented risk in the Risk Policy.

From the application of hedge accounting for derivatives to protect the risk of interest rates that affect cash flows and export revenues, the Company recorded the gain or loss of part of the effective hedge as a separate component of equity, until settlement. The amounts recorded to equity are shown below:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

				Swap accrual balance		Swap MTM balance
Hedge	Object of	Risk	Maturity
Instruments	hedge	protected	date	Asset	Liability	Asset	Liability
Swap contract of US$65.0	Debt of US$65.0 interest
(Assets Libor 6months	of Libor 6 months +	Libor Post x
+1.75%/ Liability 4.22%)	overlibor 1.75%	Fixed	7/25/2012	1.3	(2.1)	449.5	(452.2)
Swap contract of US$75.0	Debt of US$75.0 interest
(Assets Libor 6 months /	of Libor 6 months +	Libor Post x
Liability 4.06%)	overlibor 0.9%	Fixed	7/22/2013	0.5	(2.1)	635.7	(643.4)
Swap contract of US$30.0	Debt of US$30.0 interest
(Assets Libor 6months	of Libor 6 months +	Libor Post x
+0.8%/ Liability 4.31%)	overlibor 0.8%	Fixed	8/23/2013	0.2	(0.7)	304.3	(307.0)
Swap contract of US$20.0	Debt of US$20.0 interest
(Assets Libor 6months	of Libor 6months +	Libor Post x
+0.8%/ Liability 4.36%)	overlibor 0.8%	Fixed	7/19/2013	0.2	(0.6)	203.5	(205.3)
Swap contract of US$20.0	Debt of US$20.0 interest
(Assets Libor 3months	of Libor 3months +	Libor Post x
+0.5%/ Liability 3.96%)	overlibor 0.5%	Fixed	08/10/2012	-	(0.2)	371.8	(373.4)
Swap contract of US$20.0	Debt of US$20.0 interest
(Assets Libor 3months	of Libor 3months +	Libor Post x
+0.5%/ Liability 3.96%)	overlibor 0.5%	Fixed	8/15/2012	-	(0.2)	371.6	(373.3)
Swap contract of US$10.0	Debt of US$10.0 interest
(Assets Libor 3months	of Libor 3 months +	Libor Post x
+0.5%/ Liability 3.96%)	overlibor 0.5%	Fixed	8/20/2012	-	(0.1)	185.7	(186.5)
Swap contract of US$20.0	Debt of US$20.0 interest
(Assets Libor 6 months /	of Libor 6 months +	Libor Post x
Liability 3.82%)	overlibor 1.45%.	Fixed	3/20/2013	0.1	(0.4)	169.6	(171.5)
Swap contract of US$30.0	Debt of US$30.0 interest
(Assets Libor 6 months /	of Libor 6 months +	Libor Post x
Liability 3.79%)	overlibor 1.45%.	Fixed	02/13/2013	0.1	(0.7)	254.8	(257.7)
Swap contract of US$25.0	Debt of US$25.0 interest
(Assets Libor 6months	of Libor 6 months +	Libor Post x
+1.65%/ Liability 4.15%)	overlibor 1.65%	Fixed	5/10/2013	0.1	(0.2)	212.7	(213.5)
Swap contract of US$50.0	Debt of US$50.0 interest
(Assets Libor 6months	of Libor 6 months +	Libor Post x
+0.6%/ Liability 2.98%)	overlibor 0.60%	Fixed	12/19/2012	0.6	(1.2)	590.5	(592.2)
Swap contract of US$50.0	Debt of US$50.0 interest
(Assets Libor 6months	of Libor 6 months +	Libor Post x
+0.6%/ Liability 2.99%)	overlibor 0.60%	Fixed	11/26/2012	-	(0.1)	504.1	(505.4)
Swap contract of US$30.0	Debt of US$30.0 interest
(Assets Libor 3months	of Libor 3 months +	Libor Post x
+3.85%/ Liability 5.78%)	overlibor 3.85%	Fixed	5/15/2012	0.3	(0.4)	513.2	(513.7)
Debt of US$50.0
contracted with
Swap contract of US$50.0	Rabobank to Libor 6
(Assets Libor 6months	months + overlibor	Libor Post x
+1.55%/ Liability 3.55%)	1.55%	Fixed	7/2/2012	1.2	(1.6)	345.9	(347.2)
Swap contract of US$50.0	Debt of US$50.0 interest
(Assets Libor 12months	of Libor 12 months +	Libor Post x
+0.71%/ Liability 3.57%)	overlibor 0.71%	Fixed	11/19/2012	0.1	(0.3)	253.8	(256.1)
Swap contract of US$50.0	Debt of US$50.0 interest
(Assets Libor 12months	of Libor 12 months +	Libor Post x
+0.71%/ Liability 3.82%)	overlibor 0.71%	Fixed	11/26/2012	0.1	(0.2)	253.6	(256.5)
Swap contract of US$45.0
(Assets 118.5%CDI /
Liability 83%CDI +	Debt of US$45.0
Exchange rate variation of	contracted interest of	CDI X CDI
Principal)	118.5% CDI (BRL)	+ VC	9/1/2011	86.9	(78.7)	16.3	(13.8)
Swap contract of US$35.0
(Assets 7%a.a / Liability	Debt of US$35.0 interest	Cupom
76%CDI )	of 7% p.y. (USD)	USD X CDI	7/15/2013	2.0	(1.6)	16.3	(16.1)
Swap contract of US$50.0
(Assets Libor 3 months +	Debt of US$50.0 interest
overlibor 2.50% / Liability	of Libor 3months +
92.5%CDI )	overlibor 2.50%	Libor X CDI	10/01/13	0.6	(1.8)	10.8	(25.8)
Swap contract of	Debt of US$100.0
US$100.0 (Assets Libor 3	interest of Libor 3months
months + overlibor 4.50% /	+ overlibor 1.00% + Bail
Liability 100%CDI )	interest of 3.5% p.y.	Libor X CDI	12/23/2013	0.2	(0.4)	32.6	(68.9)

				94.5	(93.6)	5,696.3	(5,779.5)

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

				Swap accrual balance		Swap MTM balance
Hedge	Object of	Risk	Maturity
Instruments	hedge	protected	date	Asset	Liability	Asset	Liability
NDF	Foreign sales	FX USDxR$	01/11/10	9.4	(8.7)	9.4	(8.7)
NDF	Foreign sales	FX USDxR$	01/14/10	9.4	(8.7)	9.3	(8.7)
NDF	Foreign sales	FX USDxR$	01/14/10	8.8	(8.7)	8.8	(8.7)
NDF	Foreign sales	FX USDxR$	01/20/10	18.8	(17.4)	18.8	(17.4)
NDF	Foreign sales	FX USDxR$	01/22/10	9.4	(8.7)	9.4	(8.7)
NDF	Foreign sales	FX USDxR$	01/22/10	8.9	(8.7)	8.9	(8.7)
NDF	Foreign sales	FX USDxR$	01/22/10	8.8	(8.7)	8.8	(8.7)
NDF	Foreign sales	FX USDxR$	02/05/10	17.6	(17.4)	17.6	(17.4)
NDF	Foreign sales	FX USDxR$	02/08/10	9.4	(8.7)	9.4	(8.7)
NDF	Foreign sales	FX USDxR$	02/08/10	8.7	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	02/08/10	8.7	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	02/12/10	9.5	(8.7)	9.5	(8.7)
NDF	Foreign sales	FX USDxR$	02/12/10	9.5	(8.7)	9.5	(8.7)
NDF	Foreign sales	FX USDxR$	02/12/10	8.7	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	02/17/10	18.8	(17.4)	18.8	(17.4)
NDF	Foreign sales	FX USDxR$	03/05/10	8.7	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	03/05/10	8.8	(8.7)	8.9	(8.7)
NDF	Foreign sales	FX USDxR$	03/08/10	9.4	(8.7)	9.4	(8.7)
NDF	Foreign sales	FX USDxR$	03/10/10	17.3	(17.4)	17.4	(17.4)
NDF	Foreign sales	FX USDxR$	03/12/10	13.2	(12.2)	13.2	(12.2)
NDF	Foreign sales	FX USDxR$	03/12/10	9.7	(8.7)	9.7	(8.7)
NDF	Foreign sales	FX USDxR$	03/12/10	8.8	(8.7)	8.8	(8.7)
NDF	Foreign sales	FX USDxR$	03/12/10	5.3	(5.2)	5.3	(5.2)
NDF	Foreign sales	FX USDxR$	03/17/10	9.6	(8.7)	9.5	(8.7)
NDF	Foreign sales	FX USDxR$	03/17/10	9.6	(8.7)	9.5	(8.7)
NDF	Foreign sales	FX USDxR$	03/17/10	8.8	(8.7)	8.9	(8.7)
NDF	Foreign sales	FX USDxR$	03/19/10	17.5	(17.4)	17.5	(17.4)
NDF	Foreign sales	FX USDxR$	04/07/10	9.4	(8.7)	9.3	(8.7)
NDF	Foreign sales	FX USDxR$	04/07/10	8.8	(8.7)	8.8	(8.7)
NDF	Foreign sales	FX USDxR$	04/09/10	13.1	(12.2)	13.0	(12.2)
NDF	Foreign sales	FX USDxR$	04/09/10	9.0	(8.7)	8.9	(8.7)
NDF	Foreign sales	FX USDxR$	04/09/10	5.3	(5.2)	5.3	(5.2)
NDF	Foreign sales	FX USDxR$	04/12/10	17.3	(17.4)	17.2	(17.4)
NDF	Foreign	FX USDxR$	04/14/10	9.1	(8.7)	9.0	(8.7)

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

				Swap accrual balance		Swap MTM balance
Hedge	Object of	Risk	Maturity
Instruments	hedge	protected	date	Asset	Liability	Asset	Liability
NDF	Foreign sales	FX USDxR$	04/14/10	8.7	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	04/16/10	9.1	(8.7)	9.0	(8.7)
NDF	Foreign sales	FX USDxR$	04/22/10	17.9	(17.4)	17.9	(17.4)
NDF	Foreign sales	FX USDxR$	05/07/10	13.1	(12.2)	13.1	(12.1)
NDF	Foreign sales	FX USDxR$	07/05/10	8.8	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	07/05/10	7.0	(7.0)	7.1	(6.9)
NDF	Foreign sales	FX USDxR$	05/12/10	17.4	(17.4)	17.4	(17.4)
NDF	Foreign sales	FX USDxR$	05/14/10	8.8	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	05/12/10	9.4	(8.7)	9.3	(8.7)
NDF	Foreign sales	FX USDxR$	05/12/10	8.6	(8.7)	8.6	(8.7)
NDF	Foreign sales	FX USDxR$	05/14/10	17.3	(17.4)	17.3	(17.3)
NDF	Foreign sales	FX USDxR$	06/07/10	9.6	(8.7)	9.5	(8.7)
NDF	Foreign sales	FX USDxR$	06/07/10	8.7	(8.7)	8.6	(8.7)
NDF	Foreign sales	FX USDxR$	06/07/10	8.8	(8.7)	8.8	(8.7)
NDF	Foreign sales	FX USDxR$	06/11/10	9.6	(8.7)	9.4	(8.7)
NDF	Foreign sales	FX USDxR$	06/11/10	17.6	(17.4)	17.5	(17.3)
NDF	Foreign sales	FX USDxR$	06/11/10	8.8	(8.7)	8.8	(8.7)
NDF	Foreign sales	FX USDxR$	06/16/10	9.6	(8.7)	9.5	(8.7)
NDF	Foreign sales	FX USDxR$	06/16/10	17.6	(17.4)	17.5	(17.3)
NDF	Foreign sales	FX USDxR$	07/09/10	9.1	(8.7)	9.0	(8.7)
NDF	Foreign sales	FX USDxR$	07/09/10	17.4	(17.4)	17.3	(17.3)
NDF	Foreign sales	FX USDxR$	07/14/10	17.5	(17.4)	17.1	(17.3)
NDF	Foreign sales	FX USDxR$	07/14/10	8.7	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	07/16/10	8.7	(8.7)	8.5	(8.7)
NDF	Foreign sales	FX USDxR$	07/16/10	8.7	(8.7)	8.7	(8.7)
NDF	Foreign sales	FX USDxR$	08/06/10	17.4	(17.4)	17.2	(17.3)
NDF	Foreign sales	FX USDxR$	08/11/10	17.6	(17.4)	17.5	(17.3)
NDF	Foreign sales	FX USDxR$	08/13/10	17.3	(17.4)	17.2	(17.3)
NDF	Foreign sales	FX USDxR$	08/18/10	8.8	(8.7)	8.8	(8.6)
NDF	Foreign sales	FX USDxR$	06/09/10	17.5	(17.4)	17.2	(17.3)
NDF	Foreign sales	FX USDxR$	06/09/10	8.6	(8.7)	8.5	(8.6)
NDF	Foreign sales	FX USDxR$	09/10/10	8.6	(8.8)	8.6	(8.5)
NDF	Foreign sales	FX USDxR$	09/17/10	8.9	(8.8)	8.8	(8.5)
NDF	Foreign	FX USDxR$	10/08/10	17.3	(17.5)	17.2	(17.1)

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

				Swap accrual balance		Swap MTM balance
Hedge	Object of	Risk	Maturity
Instruments	hedge	protected	date	Asset	Liability	Asset	Liability
NDF	Foreign sales	FX USDxR$	10/13/10	8.8	(8.8)	8.8	(8.5)
NDF	Foreign sales	FX USDxR$	11/08/10	17.3	(17.5)	17.4	(17.1)
				797.7	(776.6)	794.5	(773.6)

The derivative financial instruments that do not meet the criteria required by CVM Deliberation No. 566/08 for hedge accounting were recorded on the balance sheet at their fair value with the changes in fair value recorded in the statement of income.

The Company has no transactions that were previously classified as hedges and no longer classified as such; therefore, there were no impacts to the statement of income for the current year.

g) Determination of financial instruments fair value:

The estimated fair value of the financial instruments contracted by the Company was determined using available information in the appropriate methodologies for assessments, as presented below:

•	Cash and cash equivalents and marketable securities: Marketable securities fair value is estimated using interest rates currently offered for equivalent deposits of similar remaining maturities.

•	Debt: Liabilities fair value when applicable is estimated using current market quotations or assuming the present value of future cash flows using interest rates applicable to instruments of a similar nature, with similar terms and risks.

The market values of the BNDES/FINAME financing are identical to the accounting balances, since there are no similar instruments with comparable due dates and interest rates.

•	Derivatives: Market value is determined based on market quotations provided by generally reliable financial information sources.

However, considerable judgment was required in interpreting market data to establish the estimated fair value of each transaction. As a result, the estimates below do not indicate, necessarily, the amounts that would be effectively achieved at the date of settlement of the transactions.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	Carrying value	Fair Value
Cash and cash equivalents	1,898.2	1,898.2
Marketable securities	3,022.2	3,022.2
Trade accounts receivable	1,800.1	1,800.1
Loans and financing (debts)	(8,738.6)	(8,738.6)
Trade accounts payable	(1,905.4)	(1,905.4)
Finance lease	9.8	9.8
Derivatives, net (note 20 c)	(59.5)	(59.5)
	(3,973.2)	(3,973.2)

h) Credit Management:

The Company is subject to credit risk related to trade accounts receivable, financial assets and derivatives instruments. The Company limits its risk associated with these financial instruments, placing them in financial institutions selected by a rating classification criteria and maximum concentration percentage by counterparts.

The credit risk of the concentration of trade accounts receivable is mitigated by the low concentration in the customer portfolios. Generally, the Company does not demand guarantees for credit sales: however, it contracts credit insurance for specific markets.

The subsidiary Sadia’s financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within predetermined limits approved by the Risk, Credit and Financing Management Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

i) Commodities risk price management:

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hogs, which are the main individual components of the Company’s costs.

The price of corn and soymeal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by the offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits to protect the purchases of corn and soymeal, in order to reduce the impact of increased prices of these raw materials. Derivatives instruments can be used for that purpose or the Company may rely only inventory management. Currently the Company relies only on its inventory management to protect itself from the risks associated with commodities.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The subsidiary Sadia maintains its strategy of risk management, working mainly using physical controls, which includes the purchase of grains at fixed prices and at prices to be fixed in conjunction with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, comprising of the Chairman, financial executives and operational executives with the purpose to discuss and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results.

On December 31, 2009, there were no commodity derivatives outstanding and during the current year, the Company did not enter into any derivative agreements involving commodities.

j) Principal transactions and future commitments

The main transactions aimed at cash flow protection are from NDF operations, which involves sales at a "forward" rate on a specific date in the future (maturity date) and whose liquidation amount is calculated by the difference between the "forward" rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

The table below shows the deadlines for the financial impact:

	2009
	R$xUSD
Maturity	Notional	Average USD
01/2010	40.0	1.8400
02/2010	50.0	1.8300
03/2010	70.0	1.8400
04/2010	60.0	1.8300
05/2010	51.0	1.8200
06/2010	50.0	1.8600
07/2010	40.0	1.8200
08/2010	35.0	1.8300
09/2010	25.0	1.8400
10/2010	15.0	1.8600
11/2010	10.0	1.8900
	446.0

k) Guarantees:

The Company utilizes CDB and promissory notes to guarantee the operations contracted in U.S. dollars with BM&F.

The following presents the guarantees total amount:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Type	2009	2008
CDB	39.0	24.5
Bank guarantee	-	38.0
	39.0	62.5

l) Table of sensitivity analysis

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate (or mitigate) risks incurred by exposure to foreign exchange.

The table below considers three scenarios, with the probable scenario being the one adopted by the Company. These scenarios were defined based on management’s expectations as to the changes in the exchange rate at the expiration date of the contracts subject to foreign exchange risks.

In addition to the probable scenario, CVM Instruction No. 475 determined that two other scenarios must presented assuming a deterioration of 25% and 50% in the exchange rates. These scenarios are presented in accordance with the regulations of the CVM.

The Company considers only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges. Therefore, the sensitivity analysis only includes variations in exchange rates.

			Scenario (II)	Scenario (III)
		Probable	(deterioration of	(deterioration of
Operation	Risk	Scenario (I)	25%)	50%)
Future	Appreciation of R$	-	30.7	61.4
NDF (hedge accounting)	Appreciation of R$	2.7	(49.5)	(101.7)
Cash and cash equivalents
indexed in foreign currency	Depreciation of R$	(4,520.2)	(5,650.3)	(6,780.3)
Debt in foreign currency	Appreciation of R$	2,133.8	2,667.4	3,200.8
		(2,383.7)	(3,001.7)	(3,619.8)

NDF (hedge accounting)		20.9	(172.5)	(365.9)
Export		(20.9)	172.5	365.9
Total		-	-	-

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

21. FINANCIAL INCOME (EXPENSES), NET

	2009	2008	2007
Financial expenses:
Interest expense	(621.2)	(288.1)	(193.7)
Exchange variation on financial liabilities	-	(911.7)	145.9
Exchange variation on financial assets	(120.4)	-	-
Financial transactions tax (CPMF)	-	0.1	(33.1)
Adjustment to present value	(34.9)	2.9	-
Expenses of shares issuance	-	-	(29.8)
Other expenses	(119.1)	(49.8)	(5.7)
	(895.6)	(1,246.6)	(116.4)
Financial income:
Interest income	245.7	83.5	104.8
Exchange variation on financial liabilities	-	281.3	(12.0)
Exchange variation on financial assets	1,099.2	-	-
Monetary variation	8.3	-	-
Earnings (losses) from translation effects of
investments abroad	(257.9)	214.3	(84.0)
Adjustment to present value	34.6	(1.3)	-
Other income	6.9	38.4	2.2
	1,136.8	616.2	11.0
Net financial income (expense)	241.2	(630.4)	(105.4)

22. MANAGEMENT COMPENSATION

Management’s key personnel includes board and executive committee members and directors, as well as the head of internal audit.

The total compensation for services rendered by the Company to all members of the Board of Directors and executives (67 professionals) for the year ended December 31, 2009, amounted to R$22.8 (R$14.7 as of December 31, 2008 and R$10.2 as of December 31, 2007).

Additionally, as part of the profit sharing plan the amount paid to directors was R$9.1 (R$3.7 as of December 31, 2008 and R$2.8 as of December 31, 2007).

The total amount of profit sharing paid to each director in any period is mainly related to the Company’s net income and to performance evaluations undertaken by the Board of Directors during the year.

The Company grants to its executives additional corporate benefits which are generally granted to employees of companies and their relatives, such as medical insurance, educational expense reimbursement, development and additional pension benefits and others. For the year ended December 31, 2009, the total paid under such benefits was R$5.8 (R$5.0 as of December 31, 2008 and R$4.0 as of December 31, 2007). The amount of executives’ remuneration (including salaries, profit sharing and benefits) was R$37.7 (R$23.4 as of December 31, 2008 and R$14.9 as of December 31, 2007).

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Alternate members of the Board and Fiscal Council are paid for each meeting they attend. The Company’s Board of Directors, Directors and Fiscal Council are not Company employees or are rendering services to the Company.

When executives or employees reach the age of 60 years and eleven months, retirement is mandatory.

23. INSURANCE COVERAGE (UNAUDITED)

The Company has a policy of hiring insurance coverage for assets subject to risks at amounts deemed sufficient to cover damages, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the consolidated financial statements and the Company’s independent auditors have not audited or reviewed them.

		Amount	Coverage
Subject	Type of risk	at risk	amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	15,926.8	1,000.5
Domestic transportation	Road risk and carrier’s civil liabilities	11,607.6	8.2
International transport export	-	2,565.7	234.9
International transport import	-	415.1	19.4
General and officers civil responsibilities	Third-party claims	42,893.9	204.1
Credit risk	Default payments	10,679.9	422.3

On March 21, 2009, a fire occurred at the Rio Verde unit in Goiás State. The Company has insurance coverage in the amount of R$153.0 and completed the evaluation of the financial impact obtaining as result the fully indemnity of coverage.

24. RETIREMENT SUPPLEMENTARY PLAN

Company:

In April 1997, Perdigão — Sociedade de Previdência Privada (“PSPP”), a private pension foundation sponsored by the Company and its subsidiaries (except for Sadia), began its activities, which are to provide supplemental retirement benefits for the employees. The PSPP manages two separate contribution pension plans: Plan I, which is closed for new registrations, and Plan II, which started its activities on April 1, 2009.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

a) Plan I

The contributions, on average, are made 1 for 1 (the sponsor’s contributions are equal to the participants’ basic contributions), the actuarial calculations were prepared in accordance with CVM Deliberation No. 371/00. As of December 31, 2009, the Plan had 2,758 participants (16,079 as of December 31, 2008). The decrease in participants is mainly due to the transferring of participants’ to Plan II.

PSPP is primarily a defined contribution plan; however, there is a small defined benefit quota, whose actuarial obligation refers to the present value of the future benefits of inactive participants, since the benefit (life annuity) is fixed after the participants’ retirement date. As of December 31, 2009, the PSSP current actuarial obligation covers 49 beneficiaries (44 as of December 31, 2008).

As of December 31, 2009, the position of the defined benefit as follows:

Assets and liabilities reconciliation	2009	2008
Present value of the actuarial liabilities	(7.3)	(5.7)
Fair value of assets	9.0	6.9
Value of gain (loss), net	(0.3)	0.2
Value of assets, net	1.4	1.4

Movement of actuarial (liabilities) assets, net	2009	2008
Assets, net to the plan at the beginning of the year	1.4	1.3
Revenue recognized in the income	-	0.1
Sponsor’s contribution	-	-
Assets, net to the plan at the end of the year	1.4	1.4

Movement of actuarial liabilities	2009	2008
Present value of the actuarial liabilities at the beginning of the year	(5.7)	(5.9)
Interests on actuarial liabilities	(0.7)	(0.6)
Benefits paid	0.6	0.7
Acturial (loss) gain	(1.4)	0.1
Present value of the actuarial liabilities at the end of the year	(7.2)	(5.7)

Movement of the plan assets	2009	2008
Fair value of assets at the beginning of the year	6.9	7.2
Expected return of plan	0.7	0.7
Actuarial (loss) gain	2.0	(0.3)
Benefits paid	(0.6)	(0.7)
Fair value of the plan assets at the end of the year	9.0	6.9

Realized expenses and revenues	2009	2008
Interest costs	(0.7)	(0.6)
Expected return of plan assets	0.7	0.7
Total	-	0.1

Expected expenses and revenues		2010
Interest costs		(0.8)
Expected return of plan assets		1.0
Total		0.2

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

b) Plan II

Although Plan II is also primarily a defined contribution plan, it has a small defined benefit quota, whose actuarial obligation refers to the present value of the future benefits of inactive participants, since the benefit (life annuity) is fixed after the participants’ retirement date. For the year ended December 31, 2009, there was no life annuity benefit granted. The current amount of the reserve for benefit payments refers to 2 participants and amounted to R$0.2, paid as monthly income through a determined period and a percentage applicable to the individual account balance. The contributions are made 1 for 1 (the sponsor´s contributions are equal to the participants’ basic contributions). For the year ended December 31, 2009, 11,737 transferred from Plan I to Plan II.

The total contribution made by the sponsor not used to pay benefits if the participant severs the employment relationship with the sponsor may be used to offset future sponsor’s contributions. The total balance amounted to R$0.3 and was recorded in the balance sheet as other current assets.

A summary of the plan’s position as of December 31, 2009, is presented below:

Plan II

2009
Participants (in thousands)	12.604
Equity	118.1
Sponsor's contributions:	2.2
Basic contribution	1.9
Past services	0.1
Specific contributions:	0.2
Commitment undertaken at the beginning of Plan II, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	2.2
Commitment undertaken at the beginning of the Plan II, arising from additional contribution from the sponsor in favor of the participants migrated of the Plan I	9.8
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	117.1

Sadia:

The subsidiary Sadia sponsors a defined benefit pension plan that offers supplementary retirement benefits to its employees, through the Attílio Francisco Xavier Fontana Foundation.

c) Supplementary retirement benefit:

The pension benefit is generally defined as the difference between (i) the retiree’s average monthly salary during the 12 months prior to the date of retirement, up to a limit of 80% of the employee’s last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Sadia’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

According to the Foundation’s by-laws, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

As of December 31, 2009, the Foundation had 17,415 associates, of which 12,258 are active.

The contribution made by Sadia since the acquisition date correspond to R$1.0.

The position of Sadia’s defined benefit portion as of December 31, 2009, is as follows:

Assets and liabilities reconciliation	2009
Present value of the actuarial liabilities	(939.0)
Fair value of assets	1,570.3
Value of loss, net	(32.5)
Value of assets, net	598.8

Movement of actuarial (liabilities) assets, net	2009
Assets net to the plan on 06.30.2009	570.8
Revenue recognized in the income	27.0
Sponsor’s contribution	1.0
Assets net to the plan on 12.31.2009	598.8

Movement of actuarial liabilities	2009
Present value of the actuarial liabilities on 06.30.2009	(904.3)
Current service cost	(10.6)
Interests on actuarial liabilities	(52.8)
Benefits paid	28.1
Acturial gain	0.6
Present value of the actuarial liabilities on 12.31.2009	(939.0)

Movement of the plan assets	2009
Fair value of assets on 06.30.2009	1,475.1
Expected return of plan	119.6
Employees' contributions in 2009	2.7
Sponsor's contributions in 2009	1.0
Benefits paid	(28.1)
Fair value of the plan assets on 12.31.2009	1,570.3

Realized expenses and revenues	2009
Interest costs	(63.4)
Expected return of the plan assets	90.4
Total	27.0

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Expected expenses and revenues	2010
Interest costs	(131.1)
Expected return of plan assets	191.0
Total	59.9

Actuarial assumptions	2009
Economic assumptions
Discount rate	11.83% p.y.
Expected rate of return on assets	12.35% p.y.
Future salary growth	6.58%
Inflation rate	5.00% p.y.

Demographic assumptions
Mortality table	AT-83
Mortality table of invalid	TASA1927

d) Other benefits to employees

The subsidiary Sadia has a human resources policy of offering the following benefits in addition to its private pension plan:

•	Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

•	Payment of a tribute for time of service;

•	Payment of an indemnity for discharge from professional duties; and

•	Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the statement of income of the year.

e) Defined contribution plan

As from January 1, 2003, the subsidiary Sadia began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the subsidiary is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6.0% of the employee’s remuneration, observing a contribution limit that is updated annually. As from January 1, 2007 these plans are only available to employees earning over R$1,800.0 (one thousand eight hundred reais) per month. The contributions made by the subsidiary since the acquisition date was R$1.4. As of December 31, 2009, this plan had 1,566 participants.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

25. OTHER OPERATING EXPENSES

	2009	2008	2007
Amortization of goodwill (1)	-	(153.0)	(21.4)
Penalties (2)	-	(62.6)	-
Idleness costs (3)	(119.7)	-	-
Tax refinance	(11.6)	-	-
Other expenses (4)	(128.6)	(46.3)	6.7
	(259.9)	(261.9)	(14.7)

(1) From January 1, 2009, goodwill based on the expectation of future profitability is no longer amortized and must be tested for impairment, at least annually.

(2) Other operating expenses for the year were affected by a termination fine and due to the termination of the contract with CPL and a provision for losses related to the CCPL contract.

(3) Refers to idleness costs originating mainly in the new plants such as Bom Conselho, Lucas do Rio Verde and Mineiros.

(4) The amount of other operating expenses is substantially related to: (i) fixed assets written off due to the fire occurred in Rio Verde unit, net of received indemnization in the amount of R$94.0; (ii) net value of the result of the sale of Sadia’s interest in Investeast (note 1d).

26. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

26.1 Description of differences between Brazilian and U.S. GAAP

The Company’s accounting policies comply with Brazilian GAAP, which differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as described below:

The financial statements of the Company and its subsidiaries have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the CVM, with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), which include the new provisions introduced, amended and revoked by Law No.11,638, dated December 28, 2007 and by Law No. 11,941, dated May 27, 2009. Note 3 summarizes the principal accounting practices adopted by the Company.

For the years ended on December 31, 2009 and 2008, the reconciliation of net income and shareholders’ equity under Brazilian GAAP to U.S. GAAP reflects the new accounting provisions according to the initial adoption of Law No. 11,638/07. The Company has set the transition date as being January 1, 2008, as such, the net income reconciliation for the year ended December 31, 2007 does not reflect the new accounting provisions under Brazilian GAAP.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The Company has elected to use Brazilian GAAP financial statements as its primary financial statements. The Company’s accounting practices which differ significantly from U.S. GAAP are summarized below:

(a) Supplementary inflation restatements in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued on January 1, 1996. Prior to that date, Brazilian GAAP financial statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges and shareholders’ equity, and reported the net charge or credit in the statements of income.

However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore, the financial information for purposes of U.S. GAAP for the two-year period ended December 31,1997 included additional inflation restatement adjustments made by applying the IGP-M (General Price Index—Market) to those assets and shareholders’ equity.

For purposes of the U.S. GAAP reconciliation (set forth in note 26.2), shareholders’ equity, at December 31, 2009 and 2008, has been increased due to the additional inflation restatement adjustments, net of depreciation, and net income has been adjusted for the resulting depreciation charges for the years ended December 31, 2009, 2008 and 2007.

(b) Revaluation of property, plant and equipment

Up to December 31, 2007, Brazilian GAAP permitted revaluation under certain circumstances. The revaluation, net of deferred tax effects after 1991, is credited to a reserve account in shareholders’ equity. Depreciation of the asset revaluation is charged to income and an offsetting portion is reversed from the revaluation reserve in shareholders’ equity and transferred to retained earnings as the related assets are depreciated or disposed of.

The property, plant and equipment is shown at historical cost less accumulated depreciation. In addition, the depreciation of such revaluation charged to income has been eliminated for U.S. GAAP reconciliation purposes (set forth in note 26.2).

After implementation of Law 11,638/07, the same accounting principle adopted for property, plant and equipment under U.S. GAAP, was adopted under Brazilian GAAP; therefore, for 2009 and 2008 there is no difference between Brazilian GAAP and U.S. GAAP.

(c) Deferred charges and software development

Brazilian GAAP permitted until December 31, 2008, deferral of certain intangibles, pre-operating expenses and new system acquisition and installation costs, which are recorded at cost and amortized over a period from five to ten years.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

For U.S. GAAP purposes, part of such amounts do not meet the conditions established for deferral and, for that reason, have been charged to income, and the related amortization under Brazilian GAAP has been reversed. The capitalizable amounts, mainly related to the purchase and installation or development of software according to FASB Accounting Standards Codification (“ASC”) 350-40, “Intangibles – Goodwill and Other - Internal-Use Software”, have been reclassified to property, plant and equipment and have been amortized for U.S. GAAP purposes over five years on a straight-line basis.

Below is a summary of software development subject to amortization under U.S. GAAP:

	2009	2008
Cost	60.0	60.0
Accumulated amortization	(45.8)	(38.6)
	14.2	21.4

(d) Capitalization of interest expenses related to construction-in-progress

Under Brazilian GAAP, the CVM requires capitalization of interest costs during the construction, development, or acquisition period of qualifying assets. Capitalized interest is depreciated over the respective useful lives of the productive assets. Capitalization is currently recorded in accordance with loans directly related to the financing of the asset being constructed or developed. Capitalization normally includes foreign exchange losses.

Under U.S. GAAP, interest cost incurred during the period that assets are under construction must be included in the cost of such assets. ASC 835-20, “Interest -Capitalization of Interest” states that interest costs should be included as a component of the historical cost of (i) assets that are constructed or otherwise produced for an entity’s own use, (ii) assets intended for sale or lease that are constructed or otherwise produced as discrete projects and (iii) investments (equity, loans and advances) accounted for by the equity method while the investee has activities in progress necessary to complete its planned principal operations provided that the investee´s activities include the use of funds to acquire qualifying assets for its operations. Foreign exchange losses are not subject to capitalization. Capitalized interest should be amortized over the life of the qualifying assets.

(e) Derivatives and other financial instruments

On November 19, 2009, the CVM issued Deliberation No. 566 addressing accounting of financial derivative instruments, which allows the adoption of hedge accounting. The effects of the measurement of the transactions under this new standard, as allowed by CVM, were recorded directly in the shareholder’s equity. Management adopted the standard as of December 31, 2009, for the transactions within this scope.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Under Brazilian GAAP, hedge transactions are financial instruments used to protect exposure to risk or modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and they must be: (i) highly correlated to changes in its market value related to the market value of the item that is being protected, both at the beginning and over the life of the contract (effectiveness among 80% and 125%); (ii) must have documentary identification of the transaction which contains the risk subject to hedge, the risk management process and the methodology used in assessing the effectiveness of the hedge transaction; and (iii) considered effective in reducing the risk associated with exposure to be protected.

Under U.S. GAAP, ASC 815, “Derivatives and Hedging” requires that a company recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as:

•	a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

•	a hedge of the exposure to the variable cash flows of a forecasted transaction; or

•	a hedge of the foreign currency exposure of a net investment in a foreign operation.

The accounting for changes in the fair value of a derivative (i.e., gains and losses) depends on the intended use of the derivative and the resulting designation. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain conditions must be met in order to designate a derivative as a hedge. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge’s change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (ii) held in equity until the hedged item is recognized in income. If the hedge criteria are no longer met, the derivative instrument would then be accounted for as a trading instrument. If a derivative instrument designated as a hedge is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability.

For U.S. GAAP and Brazilian GAAP purposes, as of December 31, 2009, the gains and losses from derivative financial instruments have been recorded in shareholders’ equity.

In 2008, the gains and losses from derivatives financial instruments were recorded in the statement of income under U.S. GAAP, while for Brazilian GAAP purposes these instruments were recorded in shareholders’ equity since CVM Deliberation No. 565 – Initial Adoption of the Law No. 11,638 and Provisional Act No. 449/08, allowed the implementation of hedge accounting by companies as long as the necessary documentation was completed by December 31, 2008, and not necessarily at the inception of the transaction.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(f) Marketable securities

As from January 1, 2008, the CVM through the Deliberation No. 566 requested the classification of the financial assets according to the purpose for which they were acquired being held-to-maturity, available for sale or trading.

The Company’s financial investments are distributed in all categories according to their purpose. The available for sale financial assets are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains or losses, arising from the difference between the carrying amount and the fair value, are included directly in shareholders’ equity as other comprehensive income, until realized, net of tax.

Interest and monetary variation according to the amortized cost of assets, is recognized in the statement of income under financial income/expense.

After the CVM Deliberation No. 566 became effective, no Brazilian GAAP to U.S. GAAP differences exist: however, for disclosure purposes ASC 320 “Investments-Debt and Equity Securities” requires the Company to disclose the total of gains or losses accumulated in other comprehensive income and the amortized cost and other than temporary impairment (if any) of marketable securities accounted for based on their fair value. Such disclosure is included in the item 26.3 below.

Securities available-for-sale are set forth in note 5.

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

For U.S. GAAP, according to ASC 805, “Business Combinations”, goodwill arises from the difference between the cost of an acquired entity and the fair value of all identifiable assets acquired, including intangible assets and liabilities assumed. Additionally, ASC 350, “Intangibles - Goodwill and Other”, requires that goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, shall not be amortized; and also requires that goodwill and certain intangible assets be assessed for impairment at least annually using fair value measurement techniques. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there is no impairment recorded for U.S. GAAP purposes. Management is making annual assessments of goodwill and certain other intangible assets deemed to have an indefinite useful lives as required by ASC 350.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Goodwill is tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired, and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

In performing the impairment test, the fair value of the Company’s reporting unit was determined using an income approach. Under the income approach, the fair value of the reporting unit is calculated based on the present value of estimated future net cash flows.

The Company evaluates goodwill on an annual basis, as of the end of the fourth quarter, and whenever events and changes in circumstances indicate that there may be a potential impairment. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, business trends and market conditions. The Company has one reporting unit.

The accumulated goodwill amortization calculated until December 31, 2008, recorded under Brazilian GAAP has been reversed for U.S. GAAP purposes in the reconciliations of net income and shareholders’ equity.

     (i) Sadia acquisition

On July 8, 2009, BRF shareholders approved an increase in the Company’s share capital through the issuance of 37,637,557 (75,275,114 after the split of shares mentioned in note 27) common shares for R$39.40 (thirty nine reais and forty cents) per common share (R$19.70 after the split of shares (nineteen reais and seventy cents), all of which were subscribed by means of an exchange for 226,395,405 common shares issued by HFF.

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF’s shareholders at an extraordinary shareholders’ general meeting, excluding the shares already indirectly owned by the Company, through

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

the issuance of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335.5, through the issuance of 59,390,963 (118,781,926 after the split of shares) new registered common shares with no par value issued by the Company for R$39.32 (thirty nine reais and thirty two cents) per common share (R$19.66 after the split of shares (nineteen reais and sixty six cents)).

For U.S. GAAP purposes, the shares exchanged described above were valued at R$40.00 (forty reais) which corresponded to BRF’s share price on July 8, 2009: therefore, the cost of the acquisition was adjusted by the amount of R$62.7 million, while for Brazilian GAAP purposes the share price was determined based on an appraisal report.

The acquisition costs in the amount of R$38.9 capitalized under Brazilian GAAP were adjusted to the statement of income for U.S. GAAP purposes.

Considering the adjustment mentioned above, for U.S. GAAP purposes, the fair value of total consideration transferred was R$3,369.8, net of cash acquired of R$511.3.

The following table summarizes the consideration transferred for Sadia and the amounts of estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Sadia
Assets acquired:
Marketable securities	1,300.0
Accounts receivable trade	830.3
Inventories	1,670.9
Property, plant and equipment	6,392.3
Pension plan	570.8
Trademarks	1,256.0
Suppliers relationship	135.0
Other assets	1,909.4
14,064.7
Liabilities assumed:
Loans and financing	8,253.3
Suppliers	889.3
Deferred income taxes	817.7
Other liabilities	1,066.4
11,026.7

Consideration transferred	3,369.8
Net assets acquired (net of cash)	3,038.0
Goodwill recorded under U.S. GAAP	331.8

Fair value of equity interests transferred	3,881.1
Acquired cash	511.3
Consideration transferred	3,369.8

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Following are the components of the U.S. GAAP adjustments in net income and shareholders’ equity related to the Sadia acquisition as of and for the year ended December 31, 2009:

	Shareholder’s	Statements
	equity	of income

Reversal of goodwill under Brazilian GAAP (does not include other acquisition costs)	(1,366.1)	-
Other acquisition costs	(38.9)	(38.9)
Goodwill recorded under U.S. GAAP	331.8	-
Trademarks (a)	1,256.0	-
Pension plan	631.3	59.9
Suppliers relationship (b)	106.7	(28.3)
Loans and financing	35.8	1.3
Other employees’ benefits	21.8	1.3
Goodwill from prior Sadia’s acquisitions	(75.5)	-
Patent	1.9	(0.1)
Adjustment before income tax effect	904.8	(4.8)

(a) The amounts assigned to registered trademarks with indefinite useful lives are subject to an annual impairment test.

(b) The fair value adjustment to supplier’s relationship is being amortized between approximately 25% to 48% per year.

The deferred tax effects of the net income adjustments in 2009 related to the Sadia acquisition of R$1.6 are included in the reconciliation of net income under “deferred tax effects of U.S. GAAP adjustments” and the deferred tax effects of the shareholder’s equity adjustments in 2009 in the amount of R$(685.0) are included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.

     (ii) Eleva acquisition

In January 2008, the Company acquired Eleva Alimentos S.A., for the total amount of R$1,720.1 and acquisition costs of R$3.0, totaling R$1,665.3, net of cash acquired of R$57.8. The amount is comprised of R$764.7, paid in cash to the former controlling and noncontrolling shareholders and R$955.4 through a share exchange. For U.S. GAAP purposes the valuation of shares issued by the Company were based on the average market price considering two days before and two days after the acquisition was agreed to and announced, as a consequence shareholder’s equity increased by R$43.9 recorded for U.S. GAAP purposes.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of Eleva:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Eleva
Fair value increments:
Inventories	23.0
Property, plant and equipment	94.3
Trademark	714.2
Commercial distribution relationship	345.6
Derivatives	0.4
Suppliers relationship	189.4
Pre operating expenses	(12.2)
Current debt	(0.2)
Pension plan	-
Deferred tax liability	(460.5)
Adjustments to fair value	894.0
Net book value under U.S. GAAP of identifiable net assets before
adjustments to fair value	257.4
Total net assets (liabilities)	1,151.4
Interest acquired	100%
Net assets acquired	1,151.4
Acquisition cost net of cash acquired	1,665.3
Goodwill recorded under U.S. GAAP	513.9

Following are the components of the U.S. GAAP adjustments in net (loss) income and shareholders’ equity related to the Eleva acquisition as of and for the years ended December 31, 2009 and 2008:

	2009	2008
Differences in net (loss) income:
Reversal of goodwill amortization recorded under
Brazilian GAAP	-	90,8
Realization of fair value adjustment to inventories	-	(23.0)
Amortization of suppliers relationship (c)	(62.5)	(100.2)
Commercial distributor relationship (b)	(52.3)	(52.4)
Pre operating expenses	3.4	8.8
Realization of fair value adjustment to debts	-	0.2
Realization of fair value adjustments to derivatives	-	(0.4)
Depreciation of fair value adjustment to PP&E (a)	(4.5)	(7.6)
Adjustment before income tax effect	(115.9)	(83.8)

Difference in shareholders’ equity:	2009	2008
Reversal of goodwill recorded under Brazilian GAAP, net of amortization	(1,273.2)	(1,273.2)
Goodwill recorded under U.S. GAAP	513.9	513.9
Fair value adjustment to PP&E (a)	82.2	86.7
Trademarks (d)	714.2	714.2
Suppliers relationship (c)	26.7	89.2
Commercial distributor relationship (b)	240.9	293.2
Pre operating expenses	-	(3.4)
Adjustment before income tax effect	304.7	420.6

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(a)	The fair value adjustments to property, plant and equipment are being depreciated over the remaining useful life of the assets, approximately 5.57% per year.

(b)	The fair value adjustment to commercial distribution relationship is being amortized at approximately 15% per year.

(c)	The fair value adjustment to supplier’s relationship is being amortized between approximately 40% to 100% per year.

(d)	The amount of R$714.2, assigned to registered trademarks with indefinite useful lives is subject to an annual impairment test.

The deferred tax effects of the net (loss) income adjustments in 2009 related to the Eleva acquisition of R$39.4 (R$28.5 in 2008), is included in the reconciliation of the net income under “deferred tax effects of U.S. GAAP adjustments” and the deferred tax effects of the shareholder’s equity adjustments in 2009 in the amount of R$392.6 (R$432.0 in 2008) is included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.

As of December 31, 2009, goodwill related to the Eleva acquisition is deductible for tax purposes.

     (iii) Plusfood acquisition

In January 2008, the Company, through its subsidiary Perdigão Holland BV, acquired 100% of the representative shares of the Plusfood Groep BV for the amount of R$38.3, net of cash acquired of R$4.7. The net assets acquired corresponded to R$38.3.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of Plusfood:

Plusfood
Fair value increments:
Inventories	0.7
Property, plant and equipment	10.5
Trademark	5.7
Commercial distribution relationship	5.8
Pension plan	3.7
Deferred tax liability	(6.7)
Adjustments to fair value	19.7
Net book value under U.S. GAAP of identifiable net assets before
adjustments to fair value	18.6
Total net assets (liabilities)	38.3
Interest acquired	100%
Net assets acquired	38.3
Acquisition cost net of cash acquired	38.3
Goodwill recorded under U.S. GAAP	-

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Following are the components of the U.S. GAAP adjustments in net (loss) income and shareholders’ equity related to the Plusfood acquisition as of and for the years ended December 31, 2009 and 2008:

	2009	2008
Differences in net (loss) income: (*)
Reversal of goodwill amortization recorded under Brazilian
GAAP	-	(1.4)
Realization of fair value adjustments to inventories	-	(0.7)
Exchange variation over trademarks	-	1.1
Commercial distributor relationship (b)	(0.7)	0.3
Pension plan	(10.5)	1.2
Depreciation of fair value adjustment to PP&E (a)	(2.9)	1.0
Adjustment before income tax effect	(14.1)	1.5

Difference in shareholders’ equity: (*)	2009	2008
Reversal of goodwill recorded under Brazilian GAAP, net of
amortization	(16.4)	(21.1)
Fair value adjustment to PP&E (a)	6.6	11.5
Trademarks (c)	5.3	6.8
Commercial distributor relationship (b)	4.2	6.1
Fair value adjustment to pension plan	(13.6)	(6.3)
Adjustment before income tax effect	(13.9)	(3.0)

(a)	The fair value adjustments to property, plant and equipment are being depreciated over the remaining useful life of the assets, approximately 19.26% per year.

(b)	The fair value adjustment to commercial distribution relationship is being amortized at 10% per year.

(c)	The amount of R$5.3 is assigned to registered trademarks with indefinite useful lives subject to an annual impairment test.

(*)	The adjustments recorded in Plusfood’s net loss and in shareholders’ equity include the exchange rate variation effects from Euro to Reais.

The deferred tax effects of the net (loss) income adjustments in 2009 related to the Plusfood acquisitions of R$3.6 (R$(0.7) in 2008) is included in the reconciliation of the net income under “deferred tax effects of U.S. GAAP adjustments” and the deferred tax effects of the shareholder’s equity adjustments in the amount of R$0.6, (R$4.6 in 2008) is included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.

As of December 31, 2009, goodwill related to the Plusfood acquisition is deductible for tax purposes.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

     (iv) Cotochés acquisition

In April 2008, the Company acquired through its wholly owned subsidiary Perdigão Agroindustrial S.A., 100% of the interest on Maroca e Russo e Comércio Ltda. (Cotochés), for the total amount of R$50.8, net of cash acquired. The net assets acquired corresponded to R$45.2.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of Cotochés:

Cotochés
Fair value increments:
Inventories	0.1
Property, plant and equipment	30.4
Trademark	12.7
Commercial distribution relationship	6.4
Suppliers relationship	4.9
Deferred tax liability	(18.5)
Adjustments to fair value	36.0
Net book value under U.S. GAAP of identifiable net assets before
adjustments to fair value	9.2
Total net assets (liabilities)	45.2
Interest acquired	100%
Net assets acquired	45.2
Acquisition cost net of cash acquired	50.8
Goodwill recorded under U.S. GAAP	5.6

Following are the components of the U.S. GAAP adjustments in net (loss) income and shareholders’ equity related to the Cotochés acquisition as of and for the years ended December 31, 2009 and 2008:

	2009	2008
Differences in net (loss) income:

Reversal of goodwill amortization under Brazilian
GAAP	-	2.0
Realization of fair value adjustments to inventories	-	(0.1)
Amortization of suppliers relationship (c)	(1.2)	(3.7)
Commercial distributor relationship (b)	(0.8)	(0.5)
Depreciation of fair value adjustment to PP&E(a)	(2.6)	(1.7)
Adjustment before income tax effect	(4.6)	(4.0)

Difference in shareholders’ equity:	2009	2008
Reversal of goodwill recorded under Brazilian GAAP,
net of amortization	(39.6)	(39.6)
Goodwill recorded under U.S. GAAP	5.6	5.6
Fair value adjustment to PP&E (a)	26.1	28.7
Trademarks (d)	12.7	12.7
Suppliers relationship (c)	-	1.2
Commercial distributor relationship (b)	5.1	5.9
Adjustment before income tax effect	9.9	14.5

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(a)	The fair value adjustments to property, plant and equipment are being depreciated over the remaining useful life of the assets, approximately 5.62% per year.

(b)	The fair value adjustment to commercial distribution relationship is being amortized at approximately 11% per year.

(c)	The fair value adjustment to supplier’s relationship is being amortized at approximately 100% per year.

(d)	The amount of R$12.7 assigned to registered trademarks with indefinite useful lives is subject to an annual impairment test.

The deferred tax effects of the net (loss) income adjustments in 2009 related to the Cotochés acquisitions of R$1.5 (R$1.5 in 2008) is included in the reconciliation of the net income under “deferred tax effects of U.S. GAAP adjustments” and the deferred tax effects of the shareholder’s equity adjustments in the amount of R$15.6 (R$17.1 in 2008) is included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.

As of December 31, 2009, goodwill related to the Cotochés acquisition is deductible for tax purposes.

(v) Batávia acquisitions

In November 2007, the Company acquired the remaining 49% of shares of Batávia for R$155.1, after the acquisition of 51% of the shares of the capital stock of this company in May 2006.

The costs to acquire Batávia have been allocated to the assets acquired and liabilities assumed at the date of the acquisitions, according to estimated fair values and goodwill has been determined in accordance with the purchase method of accounting prescribed by FASB ASC No. 805, which resulted in the identification of goodwill as shown below.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition dates:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	49%	51%
	acquisition	acquisition
	2007	2006
Fair value increments:
Inventories (a)	2.0	1.9
Property, plant and equipment (b)	89.6	95.5
Trademark (c)	120.5	45.2
Supplier relationship(c)	12.0	9.1
Commercial distributors relationship(c)	69.3	6.6
Non-current debt(d)	6.6	10.5
Deferred tax liability	(102.0)	(57.4)
Adjustments to fair value	198.0	111.4
Net book value under U.S. GAAP of identifiable net assets before adjustments to fair value	81.7	80.2
Total net assets	279.7	191.6
Interest acquired	49%	51%
Net assets acquired	137.1	97.7
Acquisition cost (net of other acquisition costs
expensed under U.S. GAAP)	155.1	112.9
Cash acquired	-	2.6
Put option granted to minority shareholders’	(11.6)	17.4
Goodwill recorded under U.S. GAAP	6.4	35.2

Under the terms of the 51% purchase agreement, the minority shareholders had the option to sell the remaining shares of Batávia to the Company over two years from the acquisition date. The initial fair value of the put option amounting to R$17.4 was included in the purchase price allocation with its subsequent changes recorded through income. In November 2007, in the 49% acquisition transaction the put option was exercised and at that date its fair value of R$11.6 was discounted from the purchase price.

As of December 31, 2009, goodwill related to the 51% and 49% acquisitions are deductible for tax purposes.

Following are the components of the U.S. GAAP adjustments in net (loss) income and shareholders’ equity related to such acquisitions as of and for the years ended December 31, 2009, 2008 and 2007:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	49% acquisition			51% acquisition
	2009	2008	2007	2009	2008	2007
Differences in net (loss) income:
Reversal of goodwill amortization according to Brazilian GAAP	-	22.6	-	-	15.1	15.1
Realization of fair value adjustment to inventory (a)	-	-	(1.0)	-	-	-
Amortization of supply relationship (c)	(1.7)	(3.9)	(0.3)	-	-	(2.8)
Commercial distributor relationship (c)	(2.0)	(2.0)	(0.2)	(0.4)	(0.5)	(0.5)
Fair value adjustment to debt (d)	(0.2)	(0.3)	-	(0.4)	(0.5)	(0.4)
Depreciation of fair value adjustment to PP&E(b)	(2.5)	(4.5)	(0.4)	(2.3)	(6.0)	(6.0)
Put option fair value (f)		-	10.5		-	-
Adjustment before income tax effect	(6.4)	11.9	8.6	(3.1)	8.1	5.4

	49% acquisition		51% acquisition
	2009	2008	2009	2008
Difference in shareholders’ equity:
Reversal of goodwill recorded under Brazilian GAAP	(90.3)	(90.3)	(42.8)	(42.8)
Goodwill recorded under U.S. GAAP	6.4	6.4	13.1	13.1
Deferred tax benefit applied to reduce goodwill (e)	-	-	0.7	0.7
Fair value adjustment to PP&E (b)	37.6	40.1	32.0	34.3
Fair value adjustment to debt (d)	2.7	2.9	3.8	4.2
Trademarks (c)	59.1	59.1	23.1	23.1
Supply relationship (c)	-	1.7	-	-
Commercial distributor relationship (c)	29.8	31.8	1.7	2.1
Put option	22.1	22.1	(22.1)	(22.1)

Adjustment before income tax effect	67.4	73.8	9.5	12.6

(a)	The fair value adjustments to inventories from the 49% and 51% acquisitions were entirely realized during December 2007 and June 2006, respectively, based on its turnover.

(b)	The fair value adjustments to property, plant and equipment are being depreciated over the remaining useful life at approximately 6.63% per year.

(c)	Of the R$98.9 and R$31.1 acquired intangible assets in 2007 and 2006, respectively (49% and 51% of the identified intangibles), R$59.1 and R$23.1 were assigned to registered trademarks that are not subject to amortization.

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

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(d)	The fair value adjustments to long-term debt are being amortized over the remaining term of the related debt agreements.

(e)	Under Brazilian GAAP, the subsidiary Batavia reversed to income the valuation allowance of R$26.1 relating to the deferred tax asset on tax losses accumulated up to 2004. For U.S. GAAP purposes, under ASC 740 “Income Taxes” in case a valuation allowance is recognized for a deferred tax asset of an acquired entity's deductible temporary differences or operating loss or tax credit carry forwards at the acquisition date, the tax benefits for those items that are subsequently recognized in the financial statements after the acquisition date shall be applied (i) first to reduce to zero any goodwill related to the acquisition, (ii) second to reduce to zero other non-current intangible assets related to the acquisition, and (iii) third to reduce income tax expense.

For the acquisition of 51% of Batávia, the amount of R$26.1 was applied to reduce goodwill in 2007.

(f)	The amount of R$10.5 corresponds to the updating fair value of the put option from December 31, 2006 to November 30, 2007.

The deferred tax effects of the net income adjustments in 2009 related to the Batávia 49% and 51% acquisitions of R$2.2 and R$1.1, respectively, (R$4.0 and R$2.7 in 2008) are included in the reconciliation of net income under “deferred tax effects of U.S.GAAP adjustments”, and the deferred tax effects of the shareholder’s equity adjustments in 2009 in the amount of R$51.6 and R$31.7, respectively, (R$53.7 and R$32.7 in 2008) are included in the reconciliation of shareholder’s equity under “deferred tax effects of U.S. GAAP adjustments”.

     (vi) Unilever (margarine division) acquisition

During 2007, the Company acquired the margarine business of Unilever (margarine business). The acquisition was recorded based on the fair value of the assets acquired and liabilities assumed and has determined goodwill in accordance with the purchase accounting method.

The purchase price was allocated as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Margarine
business

Fair value increments:
Property, plant and equipment	33.0
Trademark	32.2
Customer relationship	34.4
Deferred tax liability	(33.9)
Adjustments to fair value	65.7
Net book value under U.S. GAAP of identifiable net assets before adjustment to fair value	9.0
Total net assets (liabilities)	74.7
Interest acquired	100%
Net assets (liabilities) acquired	74.7
Acquisition cost	74.8
Goodwill recorded under U.S. GAAP	0.1

As of December 31, 2009, goodwill related to the margarine business is deductible for tax purposes.

Following are the components of the U.S. GAAP adjustment in net income and shareholders’ equity related to the Unilever acquisition as of and for the years ended December 31, 2009, 2008 and 2007:

	2009	2008

Differences in net (loss) income before income tax impact:
Reversal of goodwill amortization according to
Brazilian GAAP	-	13.1
Fair value depreciation of PP&E (a)	(1.6)	(3.2)
Fair value depreciation of customer relationship (c)	(4.3)	(4.3)
Adjustment before income tax effect	(5.9)	5.6

Differences in shareholders’ equity before income tax
impact:
Reversal of goodwill recorded under Brazilian
GAAP	(49.4)	(49.4)
Goodwill recorded under U.S. GAAP	0.1	0.1
Fair value adjustments to property, plant and
equipment (a)	27.1	28.7

Fair value adjustment to trademarks (b)	32.2	32.2
Fair value adjustment to customer relationship (c)	24.3	28.6
Adjustment before income tax effect	34.3	40.2

(a) The fair value adjustments to property, plant and equipment is being depreciated over the remaining useful life approximately 10.89% per year.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(b) Of the acquired intangible assets, trademarks are not subject to amortization.

(c) The customer relationship acquired as intangible assets has 8 years weighted-average useful life.

The deferred tax effects of net (loss) income adjustments related to the Margarine business, acquisition in the amount of R$2.0 (R$1.9 in 2008) is included in the reconciliation of net income under “deferred tax effects of U.S. GAAP”, and the deferred tax effects of the shareholder’s equity adjustments in the amount of R$34.0 (R$36.0 in 2008) is included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.

     (vii) Paraíso Agroindustrial acquisition

During 2007, the Company acquired 100% of the shares of Paraíso Agroindustrial S.A. The acquisition was recorded based on the fair value of the assets acquired and liabilities assumed and has determined goodwill in accordance with the purchase accounting method.

The purchase price was allocated as follows:

Paraíso
Agroindustrial

Fair value increments:
Property, plant and equipment	8.5
Deferred tax liability	(2.9)
Adjustments to fair value	5.6
Net book value under U.S. GAAP of identifiable net assets before adjustment to fair value	6.4
Total net assets (liabilities)	12.0
Interest acquired	100%
Net assets (liabilities) acquired	12.0
Acquisition cost	28.7
Goodwill recorded under U.S. GAAP	16.7

As of December 31, 2009, goodwill related to the Paraíso Agroindustrial acquisition is deductible for tax purposes.

Following are the components of the U.S. GAAP adjustment in net income and shareholders’ equity related to the Paraíso acquisition as of and for the years ended December 31, 2009, 2008 and 2007:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	2009	2008	2007

Differences in net (loss) income before income tax impact:
Reversal of goodwill amortization according to Brazilian GAAP	-	4.5	1.2
Fair value depreciation of PP&E (a)	(0.5)	(0.8)	(0.4)
Adjustment before income tax effect	(0.5)	3.7	0.8

Differences in shareholders’ equity before
income tax impact:
Reversal of goodwill recorded under
Brazilian GAAP	(16.6)	(16.6)
Goodwill recorded under U.S. GAAP	16.7	16.7
Fair value adjustments to PP&E (a)	6.8	7.2
Adjustment before income tax effect	6.9	7.3

(a) The fair value adjustments to property, plant and equipment is being depreciated over the remaining useful life approximately 4.79% per year.

The deferred tax effects of net (loss) income adjustments related to the Paraíso Agroindustrial acquisition in the amount of R$0.1 (R$1.2 in 2008) is included in the reconciliation of net income under “deferred tax effects of U.S. GAAP”, and the deferred tax effects of the shareholder’s equity adjustments in the amount of R$4.2 (R$4.3 in 2008) is included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.

     (viii) Sino dos Alpes acquisition

During 2007, the Company acquired 100% of the shares of Sino dos Alpes Paraíso Alimentos Ltda. The acquisition was recorded based on the fair value of the assets acquired and liabilities assumed and has determined goodwill in accordance with the purchase accounting method.

The purchase price was allocated as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Sino
dos Alpes

Fair value increments:
Property, plant and equipment	1.3
Deferred tax liability	(0.4)
Adjustments to fair value	0.9
Net book value under U.S. GAAP of identifiable net assets before adjustment to fair value	(5.0)
Total net assets (liabilities)	(4.1)
Interest acquired	100%
Net assets (liabilities) acquired	(4.1)
Acquisition cost	0.4
Goodwill recorded under U.S. GAAP	4.5

As of December 31, 2009, goodwill related to the Sino dos Alpes acquisition is deductible for tax purposes.

Following are the components of the U.S. GAAP adjustment in net income and shareholders’ equity related to the Sino dos Alpes acquisition as of and for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Differences in net (loss) income before income tax impact:
Reversal of goodwill amortization
according to Brazilian GAAP	-	1.0	0.3
Fair value depreciation of PP&E (a)	(0.2)	(0.1)	(0.1)
Adjustment before income tax effect	(0.2)	0.9	0.2

Differences in shareholders’ equity before
income tax impact:
Reversal of goodwill recorded under
Brazilian GAAP	(4.1)	(4.1)
Goodwill recorded under U.S. GAAP	4.5	4.5
Fair value adjustments to PP&E (a)	0.9	1.2
Adjustment before income tax effect	1.3	1.6

(a)	The fair value adjustments to property, plant and equipment from the Sino dos Alpes acquisition is being depreciated over the remaining useful life approximately 12.37% per year.

The deferred tax effects of net (loss) income adjustments related to the Sino dos Alpes acquisition is included in the reconciliation of net income under “deferred tax effects of U.S. GAAP”, and the deferred tax effects of the shareholder’s equity adjustments is included in the reconciliation of shareholders’ equity under “deferred tax effects of U.S. GAAP adjustments”.

3 Table of Contents

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

     (ix) Other acquisitions

During 2005, the Company acquired 100% of Mary Loize Indústria de Alimentos Ltda., Mary Loize Indústria e Comércio de Rações Ltda. (together renamed to Perdigão Agroindustrial Mato Grosso Ltda.) and Incubatório Paraíso Ltda. Also, in 2001, the Company acquired 100% of Frigorífico Batávia S.A. (Incubatório Paraíso Ltda and Frigorífico Batávia S.A. were merged into Perdigão Agroindustrial S.A.). Under U.S. GAAP, the Company has recorded such acquisitions based on the fair value of the assets acquired and liabilities assumed and has determined goodwill in accordance with the purchase accounting method. Goodwill amortization recorded under Brazilian GAAP has been reversed under U.S. GAAP.

     (x) Pro forma information (UNAUDITED)

The following unaudited pro forma financial information presents the pro forma results of operations under Brazilian GAAP of BRF and Sadia as if the acquisition which occurred in 2009 had occurred at the beginning of 2009 and 2008. This unaudited pro forma financial information is presented for comparative purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition occurred at the beginning of each year or future results.

Amounts Under Brazilian GAAP	2009	2008
Net sales	20,936.7	22,121.0
Operating income	416.3	1,457.7
Net income (loss)	227.5	(2,435.3)
Earnings (loss) per share (1) in R$	0.26	(5.90)

(1)	Shares issued in the computation of earnings per share are shares outstanding at December 31, 2009 and 2008 of 870,021 thousand and 413,055 thousand, respectively, considering the split of shares approved by the shareholders on March 31, 2010.

The amounts set forth in the table above for the year ended December 31, 2009 include net sales of R$5,031.0, operating income before financial income, interest in equity and other of R$66.2 and net income of R$107.1 of Sadia S.A., which correspond to Sadia’s results from January 1, 2009 to July 7, 2009.

(h) Expenses of public offering of shares

On November 12, 2008, CVM issued Deliberation No. 556 which aligned Brazilian GAAP to U.S. GAAP; therefore, share issuance costs must be accounted for as a reduction of the related proceeds.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

On July 27, 2009, the Company completed a public offering and the related share issuance costs in the amount of R$91.7 were accounted for as a reduction to the capital increase amount.

In 2007, the costs of R$19.6 associated with the public offering of common shares was charged to financial expenses under Brazilian GAAP.

(i) Fair value of guarantees

According to ASC 460-10 “Guarantees - Overall” the issuance of a guarantee obligates the guarantor (the issuer) in two respects: (a) the guarantor undertakes an obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur (the noncontingent aspect) and (b) the guarantor undertakes a contingent obligation to make future payments if those triggering events or conditions occur (the contingent aspect).

The wholly-owned subsidiary Sadia is the guarantor in certain financing contracts entered by outgrowers. Such loans are used to improve the outgrowers farms installations and will be repaid in 10 years. In the event of default Sadia has to assume the outstanding balance. As a result, the fair value of the non-contingent obligations of such guarantees in the amount of R$131.3 was recorded as a liability in the U.S. GAAP balance sheet and an expense in the amount of R$8.8 in the statement of income for U.S. GAAP as of December 31, 2009. The outstanding value of the liabilities guaranteed by the Company correspond to R$531.5.

(j) Sales of payroll rights

The wholly-owned subsidiary Sadia entered in an agreement selling its payroll rights for 5 years to a bank and in exchange received R$42.8 which for Brazilian GAAP was recognized in the statement of income at the signing of the agreement. For U.S. GAAP purposes, such amount must be recognized considering the accrual basis over the term of the agreement, hence an adjustment in the amount of R$12.6 reducing shareholders’ equity and an increase in net income in the amount of R$4.1 were recorded for U.S. GAAP purposes.

(k) Accounting for uncertainty in income taxes

On January 1, 2007, the Company adopted the provisions of ASC 740-10 for purposes of reconciling to U.S. GAAP, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with the provisions of ASC 740-10, for purposes of reconciling to U.S. GAAP, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition and measurement are reflected in the period in which the change in judgment occurs.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Description	2009	2008	2007
Balance as of January	15.4	13.4	15.2
Addition due to business combination (1)	16.3	-	-
Addition of tax positions	-	2.0	0.2
Payment during the current year (2)	(15.4)	-	(2.0)
Balance as of December	16.3	15.4	13.4

(1)	The amount is related to a tax position adopted by the subsidiary Sadia S.A

(2)	During 2009, based on recent decisions of the Brazilian courts, the Company decided to apply for a tax amnesty program launched by the Federal Government and settled the amount related to the full compensation of tax losses.

If recognized, the unrecognized tax benefits as of each year end would affect the annual effective tax rate.

The total amount of unrecognized tax benefits could be changed within the next twelve months: however, an estimate of the change cannot be made at this time because it depends on the final decision from the taxing authorities.

Interest expense recorded related to unrecognized tax benefits amounted to R$3.0 in 2009 (R$1.5 as of December 31, 2008 and R$30.4 as of December 31, 2007). Total accrued interest and penalties as of December 31, 2009, 2008 and 2007, were R$4.8, R$1.8 and R$1.5, respectively, and were included in other non-current liabilities. The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties in financial expenses in the statement of income.

The Company and its subsidiaries file income tax returns in Brazil and various foreign jurisdictions. The determination of the amount of deferred tax liabilities that is not recognized related to undistributed earnings is not practicable. The table below shows the open tax years for which the Company is subject to income tax examinations by the relevant tax authorities.

Open tax
years
Brazil	2005-2009
Netherlands	2002-2009
U.K.	2005-2009
Italy	2005-2009
Others	2005-2009

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(l) Tax loss carryforwards

As of December 31, 2009, the Company and its Brazilian subsidiaries have tax loss carryforwards of R$4,589.4 (R$1,682.5 as of December 31, 2008) which are available to offset future taxable income over an indefinite period.

(m) Fair value measurements

On January 1, 2008, the Company adopted ASC 820 “Fair Value Measurements and Disclosures”, related to financial assets and liabilities and on January 1, 2009, ASC 820 was adopted for non-financial assets and liabilities. There was no adjustment as a result of the Company’s adoption of ASC 820. The statement provides for the following:

•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;

•	Requires consideration of the Company’s nonperformance risk when valuing liabilities; and

•	Expands disclosures about instruments measured at fair value.

The three-level valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1 - Quoted prices for identical instruments in active markets;

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

•	Level 3 — Instruments whose significant inputs are unobservable.

The following is a description of the valuation methodologies the Company used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Trading and available for sale financial assets

The Company classifies its financial assets investments in Brazilian treasury certificates, notes and financial treasury bills and shares within Level 1 of the valuation hierarchy where quoted prices are available in an active market; such items were valued at fair value because they are within the scope of ASC 320 “Investments - Debt and Equity Securities”, available for sale category.

The investments in bank deposit certificates and investment funds in foreign currency were classified within Level 2 of the valuation hierarchy using quoted prices for identical or similar instruments in markets that are not active.

Derivatives

The majority of Company’s derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency. The Company classified these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swaps and foreign currency derivatives and were valued at fair value because they are within scope of ASC 815.

ASC 820 requires that the valuation of derivative liabilities must take into account the company’s own nonperformance risk. The Company’s derivative liability valuation methodology considers its own nonperformance risk, although there was a global deterioration in the credit markets towards the end of fiscal year 2008 and it is management’s understanding that there was not yet a full recovery, the Company concluded that there is a low risk of nonperformance as of December 31, 2009.

The following table summarizes the financial instruments measured at fair value on a recurring basis:

	Fair value measurement on a recurring basis at December 31, 2009

	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale:
Bank deposit certificate	-	64.5	-	64.5
Investment funds	-	203.1	-	203.1
Brazilian treasury notes	59.1	-	-	59.1
Equity securities	-	2.0	-	2.0
Brazilian treasury certificates	-	49.3	-	49.3
Brazilian financial treasury bill	215.1	-	-	215.1
Trading securities:
Brazilian financial treasury bill	100.4	-	-	100.4
Bank deposit certificate	-	2,154.6	-	2,154.6
Liabilities
Derivatives:
Interest rate	-	(34.7)	-	(34.7)
Exchange rate	-	(24.8)	-	(24.8)
Total	374.6	2,414.0	-	2,788.6

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	Fair value measurement on a recurring basis at December 31, 2008

	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale:
Brazilian treasury notes	82.3	-	-	82.3
Trading securities:
Bank deposit certificate-CDB	-	654.5	-	654.5
Held to maturity:
Capitalization security	-	-	0.3	0.3
Liabilities
Derivatives:
Interest rate	-	(34.9)	-	(34.9)
Exchange rate	-	(32,6)	-	(32,6)
Total	82.3	587.0	0.3	669.6

(n) Adjustment to present value (Law No. 11,638/07)

As mentioned in the note 3, under Brazilian GAAP, in accordance with the CVM Deliberation No. 564 - Adjustment to Present Value, the Company recognized the adjustment to present value of the significant amounts of current and non-current trade accounts receivable, other assets and trade accounts payable.

Under U.S. GAAP, the adjustment to present value is not applicable to receivables and payables arising from transactions with customers or suppliers in the normal course of business which are due in customary trade terms not exceeding approximately one year. Therefore, the reconciliation to U.S. GAAP presents a reversal of adjustments to present value for the current portion of receivables and payables. However, under U.S. GAAP, according to the ASC 835-30 – “Interest -Imputation of Interest”, non-current assets and liabilities should be adjusted to present value. Thus, the adjustment was determined and considered in the shareholders’ equity and net income reconciliations.

The net effects of the adjustments in the 2009 U.S. GAAP reconciliation relating to the Adjustment to Present Value were: an increase of R$7.2 (R$5.9 in 2008) in shareholders’ equity and an increase of R$1.6 (R$0.5 in 2008) in net income before taxes.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(o) Pension plan

(i) PSPP pension plan:

As mentioned in note 24, PSPP manage two different pension plans as described below:

•	Plan I: is a defined contribution plan, but it includes a defined benefit plan quota, whose actuarial obligations of which refer to the present value of future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. Plan I is closed to new participants.

•	Plan II: although it also is primarily a defined contribution plan quota, it includes a small defined benefit plan quota, whose actuarial obligations refer to the present value of future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. Plan II started its activities on April 1, 2009. For the year ended December 31, 2009, 11,737 participants transferred from Plan I to Plan II.

(ii) Sadia pension plan:

The wholly-owned subsidiary Sadia offers to its employees two different pension plans as described below:

•	Defined benefit plan: which is sponsored by Sadia and managed through the Attílio Francisco Xavier Fontana Foundation.

•	Defined contribution plan: as from January 1, 2003, the wholly-owned subsidiary Sadia began to offer this new supplementary pension plan managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries.

(iii) Plusfood pension plan:

The pension plan for the Company’s wholly-owned subsidiary Plusfood Group BV (“Plusfood”) is a plan established in the Netherlands and is regulated under Dutch law.

Under Brazilian GAAP, the plan has a limited actuarial risk and it is allowed to be classified as a defined contribution plan.

Under U.S. GAAP, the plan is considered a defined benefit plan, since it is a promise to pay future retirement benefits in an amount specified by a plan formula that depends on factors such as age, years of service and compensation. Therefore, actuarial risk is still present and U.S. GAAP accounting rules for defined benefit plan are applicable.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The plan is a funded defined benefit plan, providing retirement benefits based on career average salary.

Based on the independent actuarial report, the funded status and amounts recorded in the Company’s U.S. GAAP condensed balance sheets and statements of income as of and for the year ended December 31, 2009 for PSPP, Sadia and Plusfood pension plans are as follow:

	2009			2008
	PSPP	Sadia	Plusfood	PSPP	Plusfood
Change in project benefit obligation
Present value of benefit obligation
At beginning of the year (*)	(5.7)	(904.3)	(56.2)	(5.9)	(44.2)
Service cost	-	(10.6)	(1.4)	-	(1.5)
Interest cost	(0.7)	(52.8)	(2.4)	(0.6)	(3.0)
Employee contributions	-	-	(0.8)	-	(0.8)
Benefits paid	0.6	28.1	0.6	0.7	0.7
Actual expenses, taxes and premiums paid	-	-	0.1	-	0.1
Actuarial loss / (gain)	(1.4)	0.6	0.2	0.1	3.2
Effect of exchange rate changes	-	-	7.9	-	(10.7)
Project benefit obligation at the end of the year	(7.2)	(939.0)	(52.0)	(5.7)	(56.2)

Change in plan assets
Fair value of plan assets
At beginning of the year(*)	6.9	1,475.1	43.5	7.2	42.8
Employer contributions	-	1.0	1.1	-	1.2
Employee contributions	-	2.7	0.8	-	0.8
Benefits paid	(0.6)	(28.1)	(0.6)	(0.7)	(0.7)
Actual expenses, taxes and premiums paid	-	-	(0.1)	-	(0.1)
Actual return on plan assets	2.7	119.6	3.5	0.4	(10.7)
Effect of exchange rate changes	-	-	(9.9)	-	10.2
Fair value of plan assets at the end of the year	9.0	1,570.3	38.4	6.9	43.5
Accrued pension cost asset (liability)
Funded status, excess (shortfall) over project
benefit obligation	1.8	631.3	(13.6)	1.2	(12.7)

(*) For Sadia the amounts represent balances at July 8, 2009.

Current asset	1.8	-	-	1.2	-
Non-current asset		631.3	-	-	-
Non-current liability (*)	-	-	(13.6)	-	(12.7)

(*) Assets exceed the present value of expected benefit payment in the next year, therefore all liabilities are classified as non-current.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	2009			2008
	PSPP	Sadia	Plusfood	PSPP	Plusfood
Amounts recognized in accumulated other comprehensive (loss) income
Net gain	0.5	0.6	3.2	0.1	11.2

Components of net periodic pension cost
Service cost	-	(22.8)	1.4	-	1.5
Interest cost	(0.7)	(108.2)	2.4	0.6	3.0
Amortization of net transition asset	0.1	-	-	(0.1)	-
Expected return on plan assets	0.7	190.9	(2.1)	(0.7)	(3.6)
Net loss		-	0.3	-	-
Net periodic pension cost	0.1	59.9	2.0	(0.2)	0.9

For Plusfood and PSPP pension plans, the estimated net loss for the benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the year 2010 is R$0.5 and R$0.1, respectively.

The key financial assumptions used are summarized below:

	2009			2008
	PSPP	Sadia	Plusfood	PSPP	Plusfood

Used to determine benefit obligation:
Discount rate	11.2% p.y.	11.8%p.y.	5.0% p.y.	12.8% p.y.	5.5% p.y.
Underlying consumer price inflation	4.5% p.y.	5.0% p.y.	1.9% p.y.	5.0% p.y.	1.9% p.y.
Rate of future compensation increases	-	6.6% p.y.	2.0% p.y.	-	2.0% p.y.
Rate of pension increases	-	5.0%p.y.	1.2% p.y.	-	1.2% p.y.
Long term rate of return on plan assets	11.9% p.y.	12.4%p.y.	6.1% p.y.	11.0% p.y.	6.1% p.y.

Used to determine net periodic pension cost:
Discount rate	11.2% p.y.	11.8%p.y.	5.0% p.y.	12.8% p.y.	5.5% p.y.
Underlying consumer price inflation	4.5% p.y.	5.0% p.y.	1.9% p.y.	5.0% p.y.	1.9% p.y.
Rate of future compensation increases	-	6.6% p.y.	2.0% p.y.	-	2.0% p.y.
Rate of pension increases	-	5.0% p.y.	1.2% p.y.	-	1.2% p.y.
Long term rate of return on plan assets	11.9% p.y.	12.4%p.y.	6.1% p.y.	11.0% p.y.	6.7% p.y.

In determining the expected long term rate of return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance.

	2009			2008
Percentage of plan assets invested in asset by category at end of year	PSPP	Sadia	Plusfood	PSPP	Plusfood

Asset category
Fixed income	69.8%	81.0%	64.1%	83.1%	-
Equity securities	30.2%	12.0%	17.4%	16.9%	27.3%
Corporate bonds	-	1.0%	-	-	71.8%
Real estate / property	-	6.0%	-	-	0.9%
Other	-	-	18.5%	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Target asset allocation reflects the investments strategy of maximizing the rate of return on plan assets to outperform the required rate of return of the pension liabilities, within an appropriate level of risk. The portfolios are rebalanced to plus or minus five percent of the target asset allocation ranges on a yearly basis.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The pension plan weighted average asset allocation is based on the fair value of the assets of Plusfood B.V.

Employer contributions:

Plusfood B.V. expects to contribute R$1.1 to its pension plan in 2010.

Estimated future benefit payment	PSPP	Sadia	Plusfood
2010	0.6	52.1	0.7
2011	0.6	55.4	0.8
2012	0.6	61.3	0.9
2013	0.6	66.2	1.0
2014	0.7	72.0	1.0
2015 on going	4.6	479.7	8.2

Effects of the U.S. GAAP reconciliation are as follow:

	2009				2008
	PSPP	Sadia	Plusfood	Total	PSPP	Plusfood	Total

Funded status of pension plan
– Brazilian GAAP	-	-	(4.9)	(4.9)	1.4	(6.4)	(5.0)
Funded status of pension plan
– U.S. GAAP	1.8	631.3	(13.6)	619.5	1.2	(12.7)	(11.5)
Difference	1.8	631.3	(18.5)	614.6	(0.2)	(6.3)	(6.5)

U.S. GAAP difference at the
acquisition	-	570.8	-	570.8	-	3.7	3.7
Effect in other comprehensive
income	0.5	0.6	3.2	4.3	(0.3)	(11.2)	(11.5)
Effect in net income	0.1	59.9	(10.5)	49.5	0.1	1.2	1.3
Effect in shareholders’ equity	0.3	631.3	(13.6)	618.0	(0.2)	(6.3)	(6.5)

Plusfood and Sadia amounts are included under “Business Combination” in the net income and shareholders’ equity reconciliations.

Additionaly, ASC 715 requires that financial statements issued for the years ended after December 15, 2009, include the following information related to company’s pension plans.

Investments strategy and policies:

PSPP:

The pension plan management implemented an asset investment policy to manage its investment strategies and risk concentration.

The investment policy establishes principles and guidances that must be followed in the investment process of the resources received by the plan, with the objective of promoting liquidity, assurance and profitability levels needed to meet the

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

balance between assets and liabilities of the plan.

The investment criteria and limits established are based on the Resolution No. 3,792/09 issued by the National Monetary Council (“CMN”).

The Investment Committee is responsible by the tactical decisions about resources allocations and can hire outsourced consulting or risk agency to advise it in its decisions.

The table below demonstrateds how the resources can be allocated:

	Minimum	Maximum	Target
Asset category
Fixed income	57.0%	100.0%	65.0%
Equity securities	-	45.0%	35.0%
Real estate / property	-	8.0%	-
Loans and financing	-	15.0%	-
Structured investments	-	3.0%	-
Foreign investments	-	-	-

The risk concentration is mitigated through procedures which permit identifying, evaluating, controlling and monitoring several risks which the plan resources are exposed to, among them market, credit, liquidity shortage, legal, derivative exposure, operating and bankruptcy risks.

Sadia pension plan:

The wholly-owned subsidiary Sadia also adopts for its plan investment the criteria and limits established by the Resolution No. 3,792/09 issued by the CMN.

According to the investment policy, investments must be made in order to ensure compliance with the schedule of future obligations of the Plan expected disbursements and shall observe the Investment Committee recommendations.

The Investment Committee is responsible for choosing the investments and how they will be managed, self or outsourced management. The Investment Committee also hired outsourced consultants or risk agencies to advise it in its decisions.

The table below demonstrateds how the resources can be allocated:

	Minimum	Maximum	Target
Asset category
Fixed income	60.0%	85.0%	72.0%
Equity securities	10.0%	20.0%	15.0%
Real estate / property	5.0%	8.0%	7.0%
Loans and financing	-	-	-
Structured investments	-	10.0%	5.0%
Foreign investments	-	-	-

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Plusfood:

The board of the pension fund implemented an asset investment policy to manage its investment strategy and risk concentration and decides each year on an investment plan.

The Investment Committee advises the board and, together with management of the fund, monitors the execution of the investment plan by the fiduciary manager that manages all investments.

External consultants participate in all meetings of the Investment Committee in order to add know how and outside information. The fiduciary manager is responsible for the selection of the internal and external asset managers and the tactical asset allocation within the limits set in the investment plan.

The fund does not invest in associated companies and all investments are made in investment funds instead of discretionary portfolios, in order to reduce risks.

The investment benchmark is pension liability driven and for that purpose the investments are split in a matching portfolio and a return portfolio. The matching portfolio comprises of euro state and corporate bonds, liquid funds and interest rate swaps. The return portfolio consists of equity, convertibles, high yield bonds and alternative investments.

The table below demonstrateds how the resources can be allocated:

	Minimum	Maximum	Target
Asset category
Fixed income	60.0%	80.0%	70.0%
Equity securities	7.0%	17.0%	12.0%
Real estate / property	-	-	-
Loans and financing	-	-	-
Structured investments	-	-	-
Foreign investments	13.0%	23.0%	18.0%

Fair value of plan assets by major categories:

The fair value of investments as of December 31, 2009 is set forth below:

	PSPP	Sadia	Plusfood
Asset category
Fixed income	112.9	1,307.6	24,6
Equity securities	48.8	202,3	6,7
Corporate bonds	-	9,3	-
Real estate / property	-	104,6
Other	-	-	7,1
Total	161.7	1,623.8	38.4

5 Table of Contents

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	Fair value measurement on plan assets at December 31, 2009
	Level 1	Level 2	Level 3	Total
PSPP
Fixed income	112.9	-	-	112.9
Equity securities	48.8	-	-	48.8

Sadia
Fixed income	1,307.6	-	-	1,307.6
Equity securities	202.3	-	-	202.3
Corporate bonds	9.3	-	-	9.3
Real state / property	-	104.6	-	104.6

Plusfood
Fixed income	24.6	-	-	24.6
Equity securities	6.7	-	-	6.7
Other	7.1	-	-	7.1
Total	1,719.3	104.6	-	1,823.9

Level 2: are presented by assessed value according to criterias established by Pension Funds Department of Social Security Administration. The property portfolio was assessed by specialized engeneering company.

Actuarial target:

An actuarial target is defined in the policy of each plan, which considers a mandatory and minimum profitability as described below:

PSPP	Sadia	Plusfood

IPCA (National Extended Consumer	INPC (The National Consumer	3.81% per year
Price Index) + 5.75% per year	Price Index) + 5.00% per year	(average)

(p) Handling cost

Under Brazilian GAAP, handling costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses at the time the goods are shipped and revenue is recognized.

Under U.S. GAAP, handling costs are recognized as a selling expense in the period in which they are incurred.

The effect of the adjustment in the U.S. GAAP reconciliation relating the handling cost in 2009 were: a decrease of R$48.6 (R$41.4 in 2008) in current assets, an increase of R$10.4 (reduction of R$41.4 in 2008) in net income.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

(q) Noncontrolling interest

Noncontrolling interest (previously referred to as minority interest) corresponds to the portion of equity and net income attributable to shareholders’ other than the Company.

Under Brazilian GAAP, a noncontrolling interest in a subsidiary is reported on the balance sheet as a liability or in the mezzanine section between liabilities and shareholders’ equity. For U.S. GAAP purposes, a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a component of shareholders’ equity. The effect of the adjustment in the U.S. GAAP shareholder’s equity reconciliation is related to the reclassification of R$4.7 (R$0.7 in 2008) from the mezzanine section on the balance sheet to shareholders’ equity.

As detailed in note 1, Batávia S.A. became a wholly-owned subsidiary of the Company in November 2007. Therefore the U.S. GAAP adjustments in net income identified related to this subsidiary was allocated to their respective noncontrolling shareholders based on their participation.

(r) Capital lease adjustment

On December 17, 2008, the CVM issued Deliberation No. 565, which among other changes in the local accounting practices, determined that fixed assets leased, where the risks and benefits are transferred to the lessee must be capitalized as well as all related obligations recognized as liabilities. However, the effects of the first time adoption were recognized for Brazilian GAAP purposes, directly in shareholder’s equity, thus temporarily creating a difference to U.S. GAAP. The effect was properly considered in the reconciliation of shareholder’s equity.

(s) Classification of statement of income line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP.

The Company has reclassified its statement of income under Brazilian GAAP to present a condensed statement of income in accordance with U.S. GAAP (note 26.4.2).

The reclassifications are summarized as follows:

• Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. These amounts have been reclassified to non-operating income and expenses in the condensed statement of income in accordance with U.S. GAAP.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

•	Under Brazilian GAAP, idleness costs are classified as other operating expenses. Under U.S. GAAP, idleness costs are classified as cost of sales.

•	Employee and management profit sharing expenses have been classified after income before taxes in the consolidated statement of income in accordance with Brazilian GAAP. These amounts have been reclassified to operating expenses in the condensed consolidated statement of income in accordance with U.S. GAAP.

•	The equity interest in income of UP Alimentos Ltda has been reclassified to other operating income under U.S. GAAP.

•	The net income differences between Brazilian GAAP and U.S. GAAP (note 26.2.1), has been incorporated in the condensed statement of income in accordance with U.S. GAAP.

•	Under Brazilian GAAP, the rebates expenses are classified as sales deductions. Under U.S. GAAP, rebates expenses are classified as cost of sales.

•	According to the ASC 810-10, the amount of consolidated net income attributable to the parent and to the noncontrolling interest should be clearly identified and presented on the face of the consolidated statement of income. The U.S. GAAP condensed statement of income was modified to reflect such presentation.

(t) Classification of balance sheet line items

The Company has reclassified its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (note 26.4.1) as follows:

•	Certain deferred charges have been reclassified to property, plant and equipment, according to their nature.

•	Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or according to the expected reversal date of the temporary differences if they are not related to an asset or liability for financial reporting. All current deferred tax assets and liabilities are offset and presented as a single amount and all non-current deferred tax assets and liabilities are offset and presented as a single amount for a particular tax-paying component of the Company and within a particular tax jurisdiction.

•	Judicial deposits have been reclassified from provision for contingencies, in non-current liabilities, to other non-current assets.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

•	According to the ASC 810-10, a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This amount has been reclassed to shareholders’ equity in the U.S. GAAP condensed balance sheet.

•	The Company’s subsidiary Sadia, assigned an agreement to sell, from time to time, its domestic receivables to a special purpose entity, organized as an investment fund. As of December 31, 2009, the maximum amount of receivables that could be sold under such agreement was R$373.1 million. The receivables sold are subject to a discount cost equivalent to 106.0% of the average rate of CDI). In 2009, the Company received cash proceeds of R$2.5 billion from the sales of domestic receivables under this agreement and incurred in interest expenses of R$17.1 million. As of December 31, 2009, the accounts receivable for this finance sold were R$353.4 million. Based on the structure of this transaction, for U.S. GAAP purposes the agreement has been accounted for as financing by the Company.

(u) Different classification on the statements of cash flows

Additionally, interest paid on loans is recorded under Brazilian GAAP as a financing activity while under U.S. GAAP interest paid is classified as an operating activity. Interest paid amounted to R$454.7, R$174.3 and R$139.4 in 2009, 2008 and 2007, respectively.

Considering the above-mentioned reclassifications in the cash flows, in accordance with U.S. GAAP the net cash provided by operating activities would have been R$12.5, R$354.0 and R$198.1, the net cash used in investing activities would not change and the net cash provided by financing activities would have been R$2,022.2, R$1,292.7 and R$1,404.6 for the year ended December 31, 2009, 2008 and 2007, respectively.

26.2 Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Net income and shareholders’ equity adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP are as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

26.2.1 Net (loss) income

	Note	2009	2008	2007
Net income under Brazilian GAAP as
reported in the accompanying consolidated
financial statements		120.4	54.4	321.3
Different criteria for:
Depreciation of inflation restatement
adjustments of 1996 and 1997	26.1 (a)	(1.8)	(1.7)	(2.5)
Reversal of depreciation on property, plant
and equipment revaluation	26.1 (b)	0.9	0.9	1.6
Net reversal of deferred charges – non-
allowable deferred charges	26.1 (c)	53.9	(66.0)	(30.7)
Reversal of financial costs during
construction-in-progress, net of
depreciation	26.1 (d)	-	-	(0.2)
Gains (losses) on derivatives based on fair
value	26.1 (e)	-	(57.7)	2.5
Adjustment to present value (Law
No.11.638/07)	26.1 (n)	19.3	(6.5)	-
Adjustment to present value (ASC 835-30)	26.1 (n)	(17.7)	7.0	-
Fair value of guarantees	26.1 (i)	(8.8)	-	-
Sales of payroll rights	26.1 (j)	4.1	-	-
Business combinations:
Sadia	26.1 (g)	(4.8)	-	-
Eleva	26.1 (g)	(115.9)	(83.8)	-
Plusfood	26.1 (g)	(14.1)	1.5	-
Cotochés	26.1 (g)	(4.6)	(4.0)	-
Batávia – 51%	26.1 (g)	(3.1)	8.1	5.4
Batávia – 49%	26.1 (g)	(6.4)	11.9	8.6
Margarine	26.1 (g)	(5.9)	5.6	0.8
Paraíso Agroindustrial	26.1 (g)	(0.5)	3.7	0.8
Sino dos Alpes	26.1 (g)	(0.2)	0.9	0.2
Other acquisitions	26.1 (g)	(0.3)	1.2	1.2
Expenses incurred in the public offering of
common shares (net of tax of R$10.1 in
2007)	26.1 (h)	-	-	19.6
Available-for-sale securities	26.1 (f)	-	0.1	-
Adjustment from pension plan	26.1 (o)	0.1	0.1	-
Handling costs	26.1 (p)	10.4	(41.4)	-
Capital lease adjustment	26.1 (r)	-	0.5	-
Reversal of Batávia’s valuation allowance	26.1 (g)	-	-	(26.1)
Noncontrolling interest on U.S. GAAP
adjustments	26.1 (q)	(4.4)	0.4	(10.0)
Deferred tax effects of U.S. GAAP
adjustments		31.2	75.6	7.9
Net income (loss) under U.S. GAAP		51.8	(89.3)	303.0
Net (income) loss under U.S. GAAP
attributable to noncontrolling interest	26.1 (q)	4.4	(0.4)	10.0
Net income (loss) under U.S. GAAP
attributable to BRF		56.2	(89.7)	313.0

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Basic and diluted (loss) earnings per share under U.S. GAAP	0.09	(0.22)	0.94
Basic and diluted (loss) earnings per ADS under U.S. GAAP	0.09	(0.22)	0.94
Average outstanding shares under U.S. GAAP
(thousands)	629,561	407,357	332,588
Average outstanding ADSs under U.S. GAAP
(thousands)	629,561	407,357	332,588

26.2.2 Shareholders’ Equity

	Note	2009	2008
Shareholders’ equity under Brazilian GAAP as reported
in the accompanying consolidated financial
statements		13,134.6	4,110.6
Different criteria for:
Inflation restatement adjustments in 1996 and 1997	26.1(a)	30.1	31.9
Reversal of property, plant and equipment
revaluation, net of depreciation	26.1(b)	(31.9)	(32.7)
Net reversal of deferred charges—non-allowable
deferred charges	26.1(c)	(187.4)	(150.6)
Reversal of financial costs during construction in
progress, net of depreciation	26.1(d)	(3.4)	(3.4)
Adjustment to present value (Law No. 11.638/07)	26.1(n)	17.8	(1.1)
Adjustment to present value (ASC No. 835-30)	26.1(n)	(10.6)	7.0
Fair value of guarantees	26.1 (i)	(131.3)	-
Sales of payroll rights	26.1 (j)	(12.6)	-
Business combinations:
Sadia	26.1(g)	904.8	-
Eleva	26.1(g)	304.7	420.6
Plus food	26.1(g)	(13.9)	(3.0)
Cotochés	26.1(g)	9.9	14.5
Batávia – 51%	26.1(g)	9.5	12.6
Batávia – 49%	26.1(g)	67.4	73.8
Margarine	26.1(g)	34.3	40.2
Paraíso Agroindustrial	26.1(g)	6.9	7.3
Sino dos Alpes	26.1(g)	1.3	1.6
Other acquisitions	26.1(g)	18.8	19.1
Pension plan	26.1(o)	0.3	(0.2)
Handling costs	26.1(p)	(48.6)	(41.4)
Deferred tax effects of U.S. GAAP adjustments		(1,104.2)	(533.4)
Shareholders’ equity under U.S. GAAP attributable to
BRF		12,996.5	3,973.4
Shareholders’ equity under U.S. GAAP attributable to
noncontrolling interest	26.1(q)	4.7	0.7
Shareholders’ equity under U.S. GAAP		13,001.2	3,974.1

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

26.3 Additional disclosures required by U.S. GAAP

26.3.1 Marketable securities

2009
	Maturity	WAMT (*)	Currency	Average interest rate p.y.%	Fair value	Amortized cost	Total gain/loss recognized in OCI	Reported Balance
Available for sale:
Bank deposit	01/2010
certificate	to 05/2021	3.79	R$	(**)	64.5	64.5	-	64.5
Investment			R$ and
funds	-	-	US$	(**)	203.1	203.1	-	203.1
Brazilian	08/2011
treasury notes	to 07/2014	3.19	US$	10.23%	59.1	58.2	0.9	59.1
Equity
securities	-	-	R$	-	2.0	2.0	-	2.0
Brazilian
treasury	02/2020
certificates	to 03/2020	10.28	R$	12.00%	49.3	49.3	-	49.3
Brazilian
	01/2010
financial treasury	to
bill	3/2014	3.32	R$	8.65%	215.1	215.1	-	215.1

					593.1	592.2	0.9	593.1

Trading
securities:
Brazilian
financial treasury
bill	07/2013	3.74	R$	8.65%	100.4	100.4	-	100.4
Bank deposit	03/2010 to
certificates	03/2014	0.89	R$	8.79%	2,154.6	2,154.6	-	2,154.6

					2,255.0	2,255.0	-	2,255.0

Held to
maturity:
Credit linked
notes	12/2013	4.05	US$	4.75%	174.1	174.1	-	174.1

					174.1	174.1	-	174.1

Total					3,022.2	3,021.3	0.9	3,022.2

Total current								2,345.5

Total non-current								676.7

(*) Weighted average maturity term (years).

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

2008
	Maturity	WAMT (*)	Currency	Average interest rate p.y.%	Fair value	Amortized cost	Total gain/loss recognized in OCI	Reported Balance
Available for sale:
	01/2010
Brazilian financial	to
treasury bill	3/2014	3.32	R$	8.65%	82.3	80.5	1.8	82.3

					82.3	80.5	1.8	82.3

Trading securities:
Bank deposit	03/2010
	to
certificates	03/2014	0.89	R$	8.79%	660.1	660.1	-	660.1
					660.1	660.1	-	660.1

Held to maturity:
Capitalization
security	Jan/2010	0.09	R$	5.19%	0.3	0.3	-	0.3
					0.3	0.3	-	0.3
Total					742.7	740.9	1.8	742.7

Total current								742.5
Total non-current								0.2

At December 31, 2009, the due date of the non-current marketable securities in the consolidated financial statements is set forth below:

	Available	Trading	Held to
Due date	for sale	securities	maturity	Total
2011	90.6	-	19.3	90.6
2012	97.6	-	77.4	97.6
2013	30.7	-	77.4	204.8
2014	215.5	-	-	204.7
2015 onwards	68.2	-	-	79.0
Total	502.6	-	174.1	676.7

26.3.2 Termination benefits

The Company is required to deposit 8% of the gross salary of each employee to an account under the employee's name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers' Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded on an accrual basis.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee's FGTS account (40% to the employee and 10% to the Government), for the period such employee worked for the Company. The total termination compensation paid in the years ended December 31, 2009, 2008 and 2007 was R$53.3, R$11.3 and R$9.0, respectively. Comparing December 31, 2009 and December 31, 2008 the increase is due to the business acquisition with Sadia.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

26.3.3 Segment disclosures

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

According to ASC 280, “Segment Reporting”, the Company defines its operating segments as being the “domestic market” and the “foreign markets”. These segments comprise one or more legal entities. The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis accompanied by disaggregated information on net sales and operating income by operating segments for purposes of making management decisions and evaluating financial performance. The chief operating decision-maker reviews total assets of the Company on a consolidated basis, therefore the segment disclosures below do not include asset information by reportable segment.

The following tables present information about the Company’s reportable segments according to Brazilian GAAP as used by the chief operating decision maker:

Net sales:

	2009	2008	2007
Domestic Market
Poultry	565.1	414.9	178.4
Pork/Beef	376.3	155.2	52.6
Processed products	6,557.0	3,997.5	2,849.1
Milk	1,444.9	1,475.9	188.6
Other	426.7	380.5	213.6
	9,370.0	6,423.8	3,482.3
Foreign Market
Poultry	4,161.5	3,000.1	1,858.2
Pork/Beef	1,025.0	817.3	528.4
Milk	12.3	106.8	-
Processed products	1,337.0	1,045.0	764.4
	6,535.8	4,969.2	3,151.0
	15,905.8	11,393.0	6,633.4

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Operating income before financial income (expense) and other:

	2009	2008	2007
Domestic market	428.4	302.0	262.3
Foreign market	(78.2)	406.5	241.6
	350.2	708.5	503.9

The following table presents export net sales by geographic region:

	2009	2008	2007
Europe	1,646.6	1,103.2	905.6
Far East	1,092.4	1,137.9	795.1
Middle East	2,136.7	1,272.1	721.6
Eurasia (including Russia)	612.0	725.5	501.3
Americas / Africa / and others	1,048.1	730.5	227.4
	6,535.8	4,969.2	3,151.0

26.3.4 Goodwill

The changes in the carrying amount of goodwill under U.S.GAAP for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Balance at the beginning of the year	566.3	46.7	18.9
Goodwill acquired durring the acquire during the year	331.8	519.6	27.8
Impairment loss	-	-	-
Balance at the end of the year	898.1	566.3	46.7

There are no accumulated impairment losses.

26.3.5 Share-based compensation

The wholly-owned subsidiary Sadia granted to its executives a stock option plan which comprised common and preferred shares. Following the acquisition of Sadia by the Company, the subsidiary was no longer a publicly-traded company. As a consequence, on August 14, 2009, Sadia’s Board of Directors approved the conversion of the existing Sadia plan to BRF shares, taking into consideration the quantities of options granted and the strike price, updated through May 31, 2009, based on a share exchange rate of R$0.13 (thirteen cents of Brazilian reais) (R$0.07 after the split of share (seven cents of Brazilian reais). However, such decision was pending a ratification by the BRF’s Board of Directors and shareholders, which occurred on March 31, 2010, as disclosed in note 27.

The price for exercising the options does not include any discount and is based on the average share price in the last three trading days on the São Paulo Stock Exchange prior to the grant date, adjusted for inflation by the INPC between the grant date and the exercise date. Considering the provision of ASC 718-30 “Compensation – Stock Compensation”, as the stock option price contains as inflation factor that is considered an “other condition” the fair value of the option is classified as a liability. The vesting period, during which the participant cannot exercise its right to purchase shares, is three years from the grant date.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The participants will be able to fully or partially exercise their purchase rights after the vesting period within a maximum period of two years, and after this period has expired they will lose the right to convert any options not exercised.

The composition of the options granted is presented as follows:

				Quantity based on
Date				Sadia’s shares		Sadia’s share price
				Granted	Outstanding	Grant date	Adjusted
Cycle	Granted	Start	Final	options	options	(historical)	INPC (1)

2005	06/24/05	06/24/08	06/24/10	2,200,000	390,000	4.55	5.67
2006	09/26/06	09/26/09	09/26/11	3,520,000	1,160,000	5.68	7.27
2007	09/27/07	09/27/10	09/27/12	5,000,000	2,795,000	10.03	12.78

(1) As of December 31, 2009

				Quantity based on
Date				BRF’s shares		BRF’s share price
				Granted	Outstanding	Grant date	Adjusted
Cycle	Granted	Start	Final	Options (*)	options(*)	(historical) (*)	INPC (1)

2005	06/24/05	06/24/08	06/24/10	585,130	103,738	17.11	21.32
2006	09/26/06	09/26/09	09/26/11	936,306	308,556	21.36	27.33
2007	09/27/07	09/27/10	09/27/12	1,329,987	743,458	37.71	48.05

(2) As of December 31, 2009

	Rollforward
	Based on Sadia’s shares		Based on BRF’s shares
	2009	2008	2009(*)

Balance at the beginning of the year	9,275,000	9,955,000	-
Exercised options – 2005 cycle	-	(210,000)	-
Forfeited or expired options – 2005 cycle	(1,100,000)	-	-
Forfeited or expired options – 2006 cycle	(1,830,000)	(265,000)	-
Forfeited or expired options – 2007 cycle	(2,000,000)	(205,000)	-
Balance at the end of the year	4,345,000	9,275,000	1,155,752

(*) Considering the split of shares approved by the shareholders’ meeting occurred on March 31, 2010.

Since 2008, Brazilian GAAP has the same requirements to determine obligations originated from share-based compensation plans as under U.S. GAAP. As such, on December 31, 2009, a liability in the amount of R$3.8 is recorded on the balance sheet and the correspond cost of the compensation in the amount of R$(4.2) was recorded in the statement of income under administrative expenses.

The stock options fair value was estimated based on the following assumptions as of December 31, 2009:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

Expected term	5 years
Risk-free interest rate	9.78%
Expected volatility	42.05%
Expected dividend yield	0.96%
Expected accumulated inflation rate	26.73%
Weighted average fair value at grant date	R$6.59

Valuation model - The Company adopts the Black-Scholes model to determine the fair value of the stock options granted.

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options close to the expiration dates of each plan.

Expected volatility - The Company uses the trading history and implied volatility of its shares in determining an estimated volatility factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company uses the payments history per stock dividends for the expected dividend value factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the average rate expected for the SELIC rate disclosed by the Brazilian Central Bank, considering the number of months from the financial statements data base to the strike date of the options granted.

Expected inflation rate - The expected inflation rate is determined based on the estimated of INPC disclosed by the Brazilian Central Bank accumulated from the financial statements data base to the strike date of the options granted.

26.3.6 Intangible assets

Following is a summary of the Company’s intangible assets under U.S. GAAP:

	Annual
	weighted
	average			Net
	amortization	Gross	Accumulated	carrying
	rate (%)	amount	amortization	amount
December 31, 2009
Trademarks (a)	-	2,102.6	-	2,102.6
Supplier relationships (b)	43.7	334.9	(206.4)	128.6
Customer relationships (c)	15.2	396.9	(177.4)	279.4
Commercial distributor relationships	49.2	37.3	(5.8)	31.5
		2,871.7	(329.6)	2,542.1

7 Table of Contents

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

December 31, 2008
Trademarks (a)	-	848.2	-	848.2
Supplier relationships (b)	52.9	204.8	(114.3)	90.5
Customer relationships (c)	15.2	393.3	(59.3)	333.9
Commercial distributor relationships	49.2	37.3	(3.3)	34.0
		1,483.6	(176.9)	1,306.7

(a) This increase in 2009 resulted mainly from the Sadia acquisition which corresponds to 59.7% of the outstanding amount.

(b) The increase in 2009 resulted mainly from the Sadia acquisition which corresponds to 40.3% of the outstanding amount.

(c) The amount represents mainly the customer relationship from the Eleva acquisition which corresponds to 87.1% of the outstanding amount.

The amortization expense for intangible assets amounted to R$ 152.7, R$171.7 and R$5.2 in 2009, 2008 and 2007, respectively. Trademarks have indefinite useful lives and are subject to impairment testing annually.

The following table summarizes as of December 31, 2009, the estimated aggregate amortization expense for each of the five succeding fiscal years:

2010	143.6
2011	101.3
2012	67.0
2013	63.1
2014	39.0
2015 onwards	25.5
Total intangible assets with defined useful life	439.5
Trademarks (indefinite useful life, not subject to amortization, annually
tested for impairment)	2,102.6
Total intangible assets	2,542.1

26.3.7 Comprehensive (loss) income

ASC 220, “Comprehensive Income”, requires the disclosure of comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) items that include charges or credits directly to equity which are not the result of transactions with owners. For BRF, the components of other comprehensive income (loss) are the unrealized gains on available for sale securities and pension plan reserves, net of tax.

See the statement of comprehensive (loss) income in Note 26.4.3.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

26.3.8 Earnings (losses) per Share

Currently, under Brazilian GAAP, disclosure of earnings (losses) per share is computed based on the number of shares outstanding at the end of the period.

Under U.S. GAAP, in accordance with ASC 260, “Earnings per Share”, the earnings (losses) per share disclosure in the statement of income is required for public companies. A dual presentation is required: basic earnings (losses) per share and diluted earnings (losses) per share. Computation of earnings (losses) per share data is based on the weighted average number of shares outstanding during each period presented. During the periods presented there are no common stock equivalents. The effects of certain transactions, such as share splits, are reflected retroactively.

For the year ended December 31, 2009, stock options to purchase 1,155,752 (after the split of shares) shares of common stock, were not considered in calculating diluted earnings per share because the options’ exercise prices were greater than the average market price of common shares during the year and, therefore, the effect would be antidilutive.

26.3.9 U.S. GAAP adjustments relating to investment accounted for using the equity method

Under Brazilian GAAP, until June 30, 2009, the Company consolidated the jointly-controlled subsidiary UP! Alimentos Ltda., using proportional consolidation, however, since July 1, 2009, the Company relinquished its right to share the control of the subsidiary.

Under U.S. GAAP, proportional consolidation is not allowed. This was a disclosure difference only and did not affect net income or shareholders’ equity as determined under U.S. GAAP.

For U.S. GAAP reconciliation purposes, the six-month income consolidated for Brazilian GAAP purposes was accounted for by the equity method.

The effects of the adjustments relating to investment in UP Alimentos Ltda. accounted for using the equity method in 2009, considering only period until July 1, 2009, were a reduction of R$17.2 in net sales (R$35.8 as of December 31, 2008) and a reduction of R$9.9 in gross profit (R$21.3 as of December 31, 2008).

26.3.10 Long-lived assets

Under Brazilian GAAP, as from January 1, 2008, with the first adoption of Law No. 11,638, under CPC 01 Reduction of the Recoverable Value of the Assets, approved by CVM Deliberation No. 527, dated November 1, 2007, the Company and its subsidiary evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review or at least annually. Impairment is recognized on long-lived assets, such as property, plant and equipment, intangible assets and deferred charges, if the expected discounted operating cash flows generated by the respective asset are not sufficient to recover its carrying amount.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Company has historically achieved. There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment, intangible asset and deferred charges. In October, 2009, the Company performed an impairment test for its long-lived assets including property, plant and equipment, intangible asset and deferred charges and concluded that the recognition of an impairment loss was not required.

Under U.S. GAAP, the Company evaluates long-lived assets for impairment in accordance with the Impairment or Disposal of Long-Lived Subsections of ASC 360-10, “Property, Plant and Equipment - Overall”. In accordance with ASC 360-10, the Company and its subsidiaries periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

26.3.11 Recently issued accounting pronouncements under U.S. GAAP

In June 2009, the FASB issued the Accounting Standards Codification (ASC). The ASC became the single source of authoritative, nongovernmental generally accepted accounting principles (GAAP) in the United States, other than guidance issued by the SEC. The ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not have a material impact on the Company’s financial statements. However, reference to specific accounting standards have been changed to refer to the appropriate section of the ASC. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).

0 Table of Contents

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

In January 2010, the FASB issued ASC 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets an amendment of Statement of Financial Accounting Standards No. 140, (ASU 2009-16, Transfer and Servicing (Topic 860): Accounting for Transfer of Financial Assets) included in ASC Subtopic 860-50, Servicing Assets and Liabilities. This guidance is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009. The Company continues to evaluate the potential impact of adopting this new guidance on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to Financial Accounting Standards Board Interpretation No. 46(R), (ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities) included in ASC Subtopic 810-10, Consolidations — Overall. This guidance is intended to improve financial reporting by enterprises involved with variable interest entities by requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and addresses concerns regarding the timely and usefulness of information about an enterprise’s involvement in a variable interest entity. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009, with early application prohibited. The Company continues to evaluate the potential impact of adopting this new guidance on its consolidated financial statements.

26.3.12 Recently adopted accounting pronouncements under U.S. GAAP

In 2009, the Company adopted ASU 2009-5, Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value. ASU 2009-5 provides additional guidance for the fair value measurement of liabilities. The adoption did not have a material effect on the Company´s consolidated financial statements.

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

During the current fiscal year the Company adopted disclosure updates to ASC 715-20, Employers’ Disclosures about Postretirement Benefit Plan Assets, that requires the following additional disclosures about plan assets for a defined benefit or postretirement plan: (1) narrative providing greater insight as to investment policies and strategies; (2) the fair value of pension plan assets by major category; (3) inputs and valuation techniques used to develop fair value measurement; and (4) discussion of concentration of risk.

In 2009, the Company adopted the revised ASC 805, Business Combinations, which retained the underlying concepts of existing standards that all business combinations be accounted for at fair value under the acquisition method of accounting. However, ASC 805 changes the method of applying the acquisition method in a number of significant aspects. It requires that: (1) for all business combinations, the acquirer record all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain pre-acquisition contingent assets and liabilities acquired be recorded at their fair values on the acquisition date; (3) contingent consideration be recorded at its fair value on the acquisition date and, for certain arrangements, changes in fair value be recorded in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquire held prior to obtaining control be remeasured to their acquisition-date fair values, with any gain or loss recorded in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. ASC 805 amended ASC 740, such that adjustments made to valuation allowances on deferred tax assets and acquired tax contingencies associated with acquisitions that closed prior to the effective date of ASC 805 should also apply the provisions of this standard. This standard applies to all business combinations entered into on or after January 1, 2009.

In 2009, the Company adopted certain amendments to ASC 810-10, Consolidation - Overall, that govern the accounting for and reporting of noncontrolling interests in partially-owned consolidated subsidiaries and the loss of control of subsidiaries. Also, this standard requires that: (1) noncontrolling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to a noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; (4) changes in ownership interests resulting in gain or loss be recorded in earnings if control is gained or lost; and (5) in a business combination, a noncontrolling interest’s share of net assets acquired be recorded at fair value, including its share of goodwill. The provisions of this standard were prospective upon adoption, except for the presentation and disclosure requirements. The presentation and disclosure requirements have been applied retrospectively for all periods presented. Accordingly, prior period amounts have been adjusted to apply the new method of accounting.

2 Table of Contents

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

26.4 U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, the Company´s consolidated balance sheets, statements of income and statements of changes in shareholders´equity have been recast in condensed format and in accordance with U.S. GAAP, as follows:

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

26.4.1 Condensed balance sheets under U.S. GAAP

ASSETS	2009	2008
Current Assets:
Cash and cash equivalents	1,898.2	1,233.4
Marketable securities	2,345.5	736.9
Trade accounts receivable, net	2,147.0	1,385.7
Inventories	3,101.3	1,688.3
Deferred tax asset	161.9	149.1
Other current assets	1,091.9	790.4
	10,745.8	5,983.8
Non-Current Assets:
Marketable securities	676.7	0.2
Other non-current assets	1,768.5	305.8
Intangible assets	2,542.2	1,306.7
Property, plant and equipment	9,587.8	3,176.3
Investment	17.2	6.5
Goodwill	905.5	575.2
	15,497.9	5,370.6

Total Assets	26,243.7	11,354.4

LIABILITIES AND SHAREHOLDERS’ EQUITY	2009	2008
Current Liabilities:
Short-term debt	3,204.9	1,575.9
Derivative financial instruments	59.5	67.5
Trade accounts payable	1,910.8	1,088.2
Other current liabilities	1,037.0	349.6
	6,212.2	3,081.2
Non-current Liabilities:
Long-term debt	5,844.8	3,715.5
Provision for contingencies	336.8	217.4
Deferred tax liability	417.2	305.8
Other non-current liabilities	431.5	60.4
	7,030.3	4,299.1
Total Liabilities	13,242.5	7,379.7

Shareholders’ Equity	13,001.2	3,974.1

Total Liabilities and Shareholders’ Equity	26,243.7	11,354.4

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

26.4.2 Condensed statements of income under U.S. GAAP

	2009	2008	2007
Net sales	15,903.1	11,357.2	6,632.7
Cost of sales	(12,441.5)	(8,840.2)	(4,811.5)
Gross profit	3,461.6	2,517.0	1,821.2
Operating expenses:
Selling, general and administrative expenses	(3,339.8)	(2,136.5)	(1,401.3)
Other operating expenses, net	(136.4)	(76.0)	17.2
	(3.476.2)	(2,212.5)	(1,384.1)
Operating income	(14.6)	304.5	437.1
Non-operating (loss) income, net:
Equity interest in income of associated company	2.5	5.5	-
Financial income (expenses), net	229.5	(733.0)	(73.7)
Income (loss) before income taxes and
noncontrolling interest	217.4	(423.0)	363.4
Income tax benefit (expense)	(165.6)	333.7	(60.4)
Net income (loss)	51.8	(89.3)	303.0
Net (income) loss attributable to noncontrolling
interest	4.4	(0.4)	10.0
Net (loss) income attributable to BRF	56.2	(89.7)	313.0

26.4.3 Statements of comprehensive income (loss)

	2009
		Non
		controlling
	BRF	interest	Total
Net income (loss)	56.2	(4.4)	51.8
Unrealized gains on securities available for sale
and hedge accounting derivatives, net of
income tax effects	13.7	-	13.7
Pension plan, net of deferred tax benefit of
R$1.2 in 2009 and R$2.7 in 2008	3.1	-	3.1
Other employees’ benefits, net of deferred tax
expense of R$1.8	(3.5)	-	(3.5)
Exchange rate variation from Plusfood
investment, net of deferred tax expense of
R$1.2	1.1	-	1.1
Comprehensive income (loss)	70.6	(4.4)	66.2

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

	2008
		Non
		controlling
	BRF	interest	Total

Net income (loss)	(89.7)	0.4	(89.3)
Unrealized gains on securities available for sale
and hedge accounting derivatives, net of
income tax effects	0.2	-	0.2
Pension plan, net of deferred tax benefit of
R$1.2 in 2009 and R$2.7 in 2008	(8.6)	-	(8.6)
Comprehensive income (loss)	(98.1)	0.4	(97.7)

	2007
		Non
		controlling
	BRF	interest	Total

Net income (loss)	313.0	(10.0)	303.0
Unrealized losses on securities available for
sale and hedge accounting derivatives, net
of income tax effects	(2.0)	-	(2.0)
Comprehensive income (loss)	311.0	(10.0)	301.0

26.4.4 Condensed statements of changes in shareholders´equity under U.S. GAAP

	2009	2008	2007
At beginning of the year	3,974.1	3,159.0	2,066.8
Comprehensive income (loss)	70.6	(98,1)	311.0
Capital increase, net of related costs of R$
91.7, R$19.6 and R$22.7 in 2009, 2008 and
2007, respectively	9,016.8	945.0	880.4
Additional paid in capital	62.4	43.9	-
Treasury shares	(26.8)	-	-
Dividends and interest attributed to
shareholders’ equity	(100.0)	(76.4)	(103.9)
Noncontrolling interest	4.0	0.7	-
Deemed dividend	-	-	4.7
At end of the year	13,001.2	3,974.1	3,159.0

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

27. SUBSEQUENT EVENTS

On January 20, 2010, the CADE authorized the Company and its subsidiary Sadia to jointly operate the following transactions: purchase of fresh beef meat, the commercialization of any type of fresh meat in Brazil and abroad, and the negotiations for the acquisition of raw material and services.

On January 21, 2010, the Company through its foreign subsidiary, BFF International Ltd., concluded the issuance of foreign Bonds with 10 years’ maturity in the total amount of US$750.0, due on January 28, 2020, bearing interest at 7.250% per year (yield to maturity 7.375%), which will be paid semi-annually beginning on July 28, 2010. The Bonds are guaranteed by BRF and Sadia S.A., are senior unsecured obligations of the issuers, BRF and Sadia, and rank equally with all other obligations of BRF and Sadia of a similar nature.

On February 26, 2010, the merger of Avipal Nordeste S.A. and HFF Participações S.A. was approved.

In February 2010, the subsidiary Sadia received in advance the amount of US$40.0 plus interest of US$2.0 related to the two remaining installments for the sale of 60% interest in Investeast Ltd., whose maturity dates were April and October 2010.

On March 31, 2010, the Company’s shareholders approved a compensation plan based on shares and the related policies for stock options for BRF executives and for Sadia executives for shares issued by BRF, pursuant to the Association Agreement and Sadia’s Stock Option Plan.

On March 31, 2010, the Company’s shareholders approved a stock split of common shares and ADRs in the proportion of 100% with the issue of 1 (one) new common share for each 1 (one) common share currently in existence and equalizing the ratio ADRs (American Depositary Receipts) to common shares such that 1 (one) common share corresponds to 1 (one ADR). This stock split was designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of the national and international retail markets.

On April 29, 2010, the Company and Cooperativa Coopercampo signed a leasing agreement over the future industrial capacity of a plant that is under construction in the city of Campos Novos, in Santa Catarina. Through the partnership, the Company aims to increase its capacity of pork slaughtering in order to meet the demand from foreign markets The Company estimates that the total investment in the project will be approximately R$ 145.0.

28. NEW PRONOUNCEMENTS, INTERPRETATIONS AND ORIENTATIONS ISSUED TO BE ADOPTED FROM JANUARY 1, 2010

Within the convergence process of accounting practices adopted in Brazil to the International Financial Accounting Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”), new pronouncements, interpretations and orientations were issued during the year ended December 31, 2009 which adoption is mandatory for the fiscal years ended from December 31, 2010 and for the consolidated financial statements for the year ended December

BRF - BRASIL FOODS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(In millions of Brazilian reais)

31, 2009 to be issued comparatively with 2010 consolidated financial statements.

The Company is in the process of evaluating all the potential effects related to these pronouncements, interpretation and orientations, which may cause relevant impact in the consolidated financial statements for the year ended December 31, 2009 to be presented comparatively to the consolidated financial statements for the year to be ended on December 31, 2010, as well as to the following fiscal years.

The consolidated financial statements for the next fiscal year will be prepared according to CVM Deliberation No. 609/09 and CVM Instruction No. 457/07.