Form 20-F
period 2010-12-31
BRF-BRASIL FOODS S.A.
filed 2011-04-29
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

1400 R. Hungria, 5th Floor – Jd
América-01455000-São Paulo – SP, Brazil

(Address of principal executive offices)

Leopoldo Viriato Saboya, Chief Financial Officer and Investor Relations Officer

Tel. 011-5511-2322-5003, Fax 011-5511-232257400

1400 R. Hungria, 5th Floor – Jd
América-01455000-São Paulo – SP, Brazil

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

At December 31, 2010	871,692,074 shares of common stock

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If  “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

INDEX TO FINANCIAL STATEMENTS

PART I

INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF – Brasil Foods” or “BRF” are references to BRF – Brasil Foods S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) “Sadia” are references to Sadia S.A., a corporation organized under the laws of Brazil, and its consolidated subsidiaries, (3) the “Company,” “we,” “us,” or “our” or “our company” are references to BRF – Brasil Foods, and (4) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 3,000 SKUs, which we distribute to customers in Brazil and in more than 140 other countries. Our products currently include:

➢  Meat products:

•      frozen whole and cut chickens;

•      frozen pork cuts and beef cuts, which we refer to in this Form 20-F, together with frozen whole and cut chickens, as in natura meat;

•      processed food products, such as the following:

•         marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•         specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;

•         frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

➢  Dairy products:

•         milk (UHT and pasteurized);

•         dairy products, such as cheeses, powdered milk and yogurts;

➢  Other processed products:

•         frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies;

•         juices, soy milk and soy juices;

•         margarine;

➢  Other:

•         soy meal and refined soy flour, as well as animal feed.

In the year ended December 31, 2010, we generated 30.4% of our net sales from poultry, 10.6% from pork and beef, 37.2% from processed meat products, 10.2% from dairy products, 9.3% from other processed products and 2.3% from other products.

In the domestic market, which accounted for 59.6% of our total net sales in the year ended December 31, 2010, we operate under such brand names as Perdigão, Sadia, Chester, Batavo, Elegê, Rezende, Confiança, Wilson, Fiesta, Miss Daisy, Qualy, Doriana and Becel  (through a strategic joint venture with Unilever) and Turma da Mônica (under a license), which are among the most recognized names in Brazil. In export markets, which account for the remaining 40.4% of our total net sales, the leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella and Confidence.

We are a leading producer in Brazil of specialty meats (market share of approximately 54.6% from January to December 2010), frozen processed meats (market share of approximately 69.2% from December 2009 to November 2010), dairy processed products (market share of approximately 11.2% from December 2009 to November 2010), pizzas (market share of approximately 78.3% from January 2010 to December 2010), pastas (market share of approximately 82.5% from December 2009 to November 2010) and margarines (market share of approximately 62.1% from January to December 2010), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A., or “A.C. Nielsen.”  We also sell our frozen poultry, pork and beef products in the domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 40 distribution centers. As of December 31, 2010, we operated 42 meat processing plants (of which we owned 36; the others are owned by third parties but process meat for us), 25 hatcheries (of which we owned 23), 23 animal feed mills, 14 dairy processing plants (of which we own nine, one of which is under construction and five are owned by third parties), two margarine processing plants (one of which is held through a joint venture with Unilever), 13 milk collecting centers, one soybean processing plant and one pizza, pasta, dessert and industrialized processing plant.

We are the largest Brazilian exporter of poultry products and are among the largest such exporters in the world, according to the Brazilian Secretariat for External Commerce (Secretariado de Comércio Exterior, or “SECEX”), an agency of the Brazilian Ministry of Development, Industry and External Commerce (Ministério do Desenvolvimento, Indústria e Comércio Exterior). We are also the leading Brazilian exporter of pork products, based on export sales volumes in 2009, according to Brazilian Pork Industry and Exporter Association (Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína), or “ABIPECS.”

In the milk and dairy product industry, we are a leader in sales of UHT milk in Brazil, with a 14.8% market share, based on volumes of sales from January 2010 to December 2010, according to A.C. Nielsen. As of December 31, 2010, we had a 6.2% market share of the Brazilian production of powdered milk, according to the U.S. Department of Agriculture, or “USDA.”

We export primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In 2010, our exports accounted for 40.4% of our total net sales. We export to more than 5,000 clients, with customers in Europe accounting for 19% of our export net sales in 2010; the Far East, 20.9%; Eurasia (including Russia), 11.3%; the Middle East, 31.9% and the Americas, Africa and other regions, 16.9%.

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia. Effective September 22, 2009, Sadia became our wholly-owned subsidiary and we changed our name to BRF — Brasil Foods S.A.  However, the business combination remains subject to review by the antitrust authorities in Brazil. On July 8, 2009, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations or exchanging certain competitive information. In addition, the business activities and structures of each company must be maintained. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for in natura meat. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and in natura beef), but not purchases of poultry or hogs. However, for our other activities, we continue to be subject to our reversibility agreement during the review period by the Brazilian antitrust authorities. The Brazilian antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities.

We have consolidated the results of operations of Sadia in our results of operations since July 8, 2009.

Our Industry

We manage our business to target both the Brazilian domestic market and the international export markets.

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of April 2010, Brazil had an estimated population of 193.2 million people, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.”  According to IBGE, Brazil had a gross domestic product, or “GDP,” of R$3.7 trillion for 2010, representing an increase of 15.4% over a GDP of R$3.2 trillion for 2009, in each case in nominal terms, and GDP per capita increased 6.5% in 2010 to R$19,016. Fiscal and monetary policies, such as reductions of taxes and interest rates, helped to mitigate the impact of the international crisis on the Brazilian economy. Following the third quarter of 2009, businesses began hiring again, which raised consumer confidence levels, increasing consumption of durables and non-durable products. The Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank,” estimates that the Brazilian GDP in 2011 will increase 4.5% compared to 2010. The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the IBGE, was 4.3% in 2009 and 5.9% in 2010, continuing a trend of moderate inflation rates when compared with Brazil’s historical high rates of inflation.

Brazil is a large consumer of meat, with per capita meat consumption of 91.8 kilograms in 2010, according to the USDA. However, demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions in Brazil in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products.

According to the USDA, Brazil is the world’s sixth largest producer and consumer of milk, with 30.2 million tons of milk produced in 2010.

Export Markets

Following the global economic crisis in 2008 and 2009, global trade in poultry, pork and beef products improved considerably in 2010. As employment indicators improve, consumer confidence levels increase which, in turn, stimulates consumption of goods. Sales of food products have usually recovered in the past after a period of recession, which explains the improvement in performance of global trade in meat in 2010.

Brazilian exports of chicken in 2010 were 5.1% higher than in 2009, totaling 3.8 million tons in 2010, according to ABEF. The increase was largely due to higher sales to Saudi Arabia, China, Egypt and Japan.  By contrast, data from the Brazilian Beef Exporters Association (Associação Brasileira de Produtores e Exportadores de Frango), or “ABIEC,” shows that the volume of beef exports decreased 1% to 1.245 million tons in 2010 from 1.230 million tons in 2009.  In terms of net sales, chicken and beef exports increased 17% and 16%, respectively, in 2010. By contrast, the volume of pork exports did not perform as well in 2010 and decreased 11% in comparison to 2009, according to ABIPECS. Brazil exported 540,000 tons of pork in 2010 and 607,000 tons in 2009. Average prices of pork rose 23% in 2010, resulting in a 9.3% increase in net sales in 2010 relative to 2009.

Despite the decrease in the export of beef and pork in 2010, we believe that sales of poultry, pork and beef products will continue to increase over the next several years. The increase in feed prices since July 2010, and the depreciation of the U.S. dollar against certain foreign currencies caused pressure in the meat industry margins. However, employment recovery around the world has allowed companies to increase prices as consumer optimism has increased.

Brazil has become a leading participant in export markets for food products on a global basis because of its natural competitive advantages, including low animal feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry as well as frozen pork and beef cuts. These products, which are considered commodities, continue to account for a substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we will sell higher volumes of frozen whole and cut poultry and frozen pork and beef cuts and increasingly more substantial volumes of processed food products.

Forward-Looking Statements

This Annual Report on Form 20-F contains statements that constitute forward-looking statements. Those statements appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisition or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iii) health risks related to the food industry, (iv) the risk of outbreak of animal diseases, in particular avian influenza and swine flu, (v) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vi) strong international and domestic competition, (vii) interest rate fluctuations, inflation and exchange rate movements of the real  in relation to the U.S. dollar and other currencies, (viii) the declaration or payment of dividends, (ix) the direction and future operation of the Company, (x) the implementation of the Company’s financing strategy and capital expenditure plans, (xi) the factors or trends affecting the Company’s financial condition or results of operations and (xii) other factors identified or discussed under “Item 3. Key Information––D. Risk Factors.” Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements. The accompanying information contained in this Annual Report on Form 20-F, including without limitation the other information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.   Selected Financial Data

We have changed our consolidated financial reporting from accounting principles generally accepted in Brazil (“Brazilian GAAP”) to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We adopted IFRS for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes. The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices. IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

As a result, we present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2010 and 2009, included herein, prepared in accordance with IFRS.

Our results of operations for 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2010. Sadia’s results of operations were fully consolidated as from July 8, 2009, when the common shareholders of BRF (then Perdigão S.A.), Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for the purposes of the acquisition, approved our business combination with Sadia. For more information on the business combination with Sadia and our other acquisitions in 2009, see note 7.1 to our consolidated financial statements.

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2010	2009
	(in millions of reais, except per share and per ADR amounts and share data)
IFRS Selected Financial Data

Statement of Income Data
Net sales	22,681.3	15,905.8
Cost of sales	(16,951.2)	(12,728.9)
Gross profit	5,730.1	3,176.9
Operating income (expenses):
Sales expenses	(3,523.1)	(2,577.1)
General and administrative expenses	(332.9)	(222.2)
Other operating expenses	(393.9)	(302.8)
Equity interest in income of subsidiaries	4.3	2.5
Operating income	1,484.5	77.3
Financial income (expenses), net	(483.1)	262.5
Income before taxes and participation of non-controlling shareholders	1,001.4	339.8
Income and social contribution tax expense	(130.6)	(80.2)
Deferred income and social contribution tax expense	(65.9)	(141.0)
Net income	804.9	118.6
Attributable to:
BRF shareholders	804.1	123.0
Non-controlling shareholders	0.8	(4.4)
Earnings per share – basic (1)	0.92	0.20
Earnings per ADR – basic (1)	0.92	0.20
Weighted average shares outstanding at the end of the year – basic (millions) (2)	870,887	604,120
Earnings per share – diluted (3)	0.92	0.20
Earnings per ADR – diluted (3)	0.92	0.20
Weighted average shares outstanding at the end of the year – diluted (millions) (2)	872,965	606,145
Dividends per share (4)	0.30	0.23
Dividends per ADR (4)	0.30	0.23
Dividends per ADR (in U.S. dollars)	0.18	0.13

_____________________

 (1)  Earnings per share or American Depositary Receipt, or “ADR,” is computed under IFRS based on weighted average shares or ADRs, as the case may be, outstanding over the period. Each ADR evidences one American Depositary Share, or “ADS,” and each ADS represents one common share of our company.

 (2)  Includes common shares represented by ADSs, which are evidenced by ADRs.

 (3)  All historical periods are presented reflecting the one-for-one share split that became effective on March 31, 2010.

 (4)  Dividends are calculated based on net income determined in accordance with IFRS and adjusted in accordance with the Brazilian Corporation Law (Law No. 6,404/76, as amended).

	As of December 31,
	2010	2009
	(in millions of reais)

Balance Sheet Data
Cash and cash equivalents	2,310.6	1,898.2
Marketable securities	863.8	2,345.5
Trade accounts receivable, net	2,565.0	2,140.7
Inventories	2,135.8	2,255.5
Biological assets	900.7	865.5
Other current assets	1,076.1	1,172.5
Total current assets	9,852.0	10,677.9
Marketable securities	377.7	676.7
Trade accounts receivable, net	7.0	12.8
Biological assets	377.7	391.2
Other non-current assets	3,805.5	3,457.2
Investments	17.5	17.2
Property, plant and equipment, net	9,066.8	8,874.2
Intangible assets	4,247.3	4,276.5
Total non-current assets	17,899.5	17,705.8
Total assets	27,751.5	28,383.7

Short-term debt	2,227.7	3,200.6
Trade accounts payable	2,059.2	1,905.4
Other current liabilities	1,399.3	1,253.2
Total current liabilities	5,686.2	6,359.2
Long-term debt	4,975.2	5,853.5
Other non-current liabilities	3,453.4	3,175.3
Total non-current liabilities	8,428.6	9,028.8

Capital	12,460.5	12,461.8
Capital reserves	69.4	62.8
Profit reserves	1,064.7	727.6
Accumulated deficit	—	(186.1)
Treasury shares	(0.7)	(27.6)
Other comprehensive income (loss)	35.2	(47.5)
Parent company shareholders’ equity	13,629.1	12,991.0
Non-controlling interest	7.6	4.7
Shareholders’ equity	13,636.7	12,995.7
Total liabilities and shareholders’ equity	27,751.5	28,383.7

	2010	2009	2008	2007	2006
Operating Data
Poultry slaughtered (million heads per year)	1,623.2	1,162.9	863.2	627.3	547.4
Pork/beef slaughtered (thousand heads per year)	10,563.4	7,718.7	4,713.2	3,775.0	3,656.0
Total sales of meat and other processed products (thousand tons per year)	5,667.0	4,176.4	3,162.9	1,812.5	1,350.4
Milk collected from producers (millions of liters)	1,499.2	1,396.5	1,605.6	247.0	147.9
Employees (at year end)	113,781	113,912	59,008	44,752	39,048

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais  by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real  exchange rate to float freely, and, since then, the U.S. dollar-real  exchange rate has fluctuated considerably.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real  to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real  may depreciate or appreciate against the U.S. dollar and/or the euro substantially. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate movements may adversely affect our financial condition and results of operations.”

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented. The numbers in the “Period End” column are the quotes for the exchange rate as of the last business day of the period in question.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2006	2.3711	2.0586	2.1779	2.1380
2007	2.1556	1.7325	1.9498	1.7713
2008	2.5004	1.5593	1.8352	2.3370
2009	2.4218	1.7024	1.9959	1.7412
2010	1.8811	1.6554	1.7596	1.6662

	Reais per U.S. Dollar
Month	High	Low
October 2010	1.7112	1.6554
November 2010	1.7336	1.6801
December 2010	1.7117	1.6662
January 2011	1.6912	1.6510
February 2011	1.6776	1.6612
March 2011	1.6757	1.6287
April 2011 (through April 25)	1.6194	1.5720

____________

Source: Central Bank.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Risks Relating to Our Business and Industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, and other factors over which we have little or no control.

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

The decreases in demand and selling prices in 2009, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2009, the average corn price on the Chicago Board of Trade, or “CBOT,” was 28.0% lower than the average price in 2008 after increasing 42.2% in 2008 compared to 2007. Soybean prices also decreased by 16.2% in 2009 after increasing 40.5% in 2008 compared to 2007. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and throughout 2009. Besides that, the exchange rate volatility and export performance adversely affected our financial performance in those periods.

In 2010, the average corn price on the CBOT was 14.7% higher than the average corn price in 2009. However, the price of corn on the CBOT in December 2010 was 71% higher than the price of corn in June 2010, largely as a result of supply and demand volatility in the market. Soybean prices also increased by 2.4% in 2010 compared to 2009 and 38.8% in December 2010 compared to June 2010. In 2010, we found it necessary to increase our selling prices of international products in order to mitigate the impact of the increase in the costs of our raw materials.

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

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions. In 2008 and 2009, our business was materially affected by the global economic crisis, which resulted in increased volatility in our markets and contributed to the net losses recorded in the fourth quarter of 2008 and in the first half of 2009. For instance, the global economic crisis led to an increase in raw material prices, such as corn and soybeans, which we could not pass on to our customers. In addition, there was a sharp decrease in demand in 2009, which forced us to cut 20% of our meat production for export in the first quarter of 2009. Although Brazilian and global economic conditions improved in 2010, we are still subject to the risk of economic volatility, which could have a material adverse effect on our business and results of operations.

In addition, any future deterioration in economic conditions in our principal export markets, including the Middle East, Europe or the Far East, could adversely affect demand for our products and our results of operations.  For example, although we do not currently believe that the recent upheaval in several countries in the Middle East or the recent earthquake in Japan will materially adversely affect our results of operations, we export to many of the affected countries, and any significant deterioration in the economies of those countries could lead to decreased demand for our products and could adversely affect our results of operations.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease; (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below); and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008. However, any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

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

As of July 4, 2010, more than 18,311 deaths worldwide had been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but those countries later reopened their markets to producers from Mexico, the United States and Canada.

On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export  markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even though no link between the influenza cases and pork consumption has been shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

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

From January 1, 2003 to March 2, 2011, there have been over 526 confirmed human cases of avian influenza and over 311 deaths, according to the WHO. Various countries in Asia, the Middle East and Africa reported human cases in the past five years and as recently as 2011, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2010, 48 cases were reported worldwide, with 24 deaths, according to the WHO.

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

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas on Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. For example, Ukraine restricted pork imports for the retail market, on which higher taxes were levied for a period through December 2008. In March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil. We were asked to answer a questionnaire from the Ministry of Economy of the Ukraine in connection with the investigation, and we complied with that request. The investigation is ongoing, and we cannot predict whether the investigation will have any consequences for our company.

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

Export sales account for a significant portion of our net sales, representing 40.4% of our total net sales in 2010 and 41.1% of our total net sales in 2009. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

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

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November 2008 and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008. Any similar events in the future affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

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

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years, as described under “Item 4. Information on the Company—A. History and Development of the Company—Corporate History.” Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased significantly, which has increased the magnitude of the challenges described above. In 2008, we completed three acquisitions for an aggregate purchase price of R$1,754.4 million, consisting primarily of our acquisitions of Eleva (complementing our dairy product and meat businesses), Plusfood (providing meat processing capabilities in Europe) and Cotochés (adding to the scope of our dairy products business), compared to four acquisitions for an aggregate purchase price of R$261.0 million in 2007. In 2009, we completed a much larger business combination with Sadia, which poses specific risks and challenges discussed under  “Item 3. Key Information—D. Risks Factors—Risks Related to Our Business and Industry—We may not realize the expected benefits of our business combination with Sadia, in the timeframe anticipated or at all, because of integration or other challenges.”

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, five pension funds (the “Pension Funds”) hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The pension funds owned 28.0% of our total capital as of December 31, 2010. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

As a result, these shareholders have, and will continue to have, the power to significantly influence the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares. Some of our major shareholders are also shareholders of Sadia. See “Item 3. Key Information—D. Risks Factors—Risks Related to Our Business and Industry—Our business combination with Sadia is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.”

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2010 are included in “Item 8. Financial Information—Legal Proceedings” and note 26.2 to our consolidated financial statements.

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

Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

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

It is not possible to predict whether additional suits will be filed in connection with such derivative losses or other matters or what the outcome of any such litigation will be. Although Sadia is contesting the current lawsuits vigorously, it is possible that there could be unfavorable outcomes in these or other proceedings. Adverse results in proceedings involving Sadia and/or the incurrence of significant litigation expenses could be material to our consolidated business, operations, financial position, profitability or cash flows. Since Sadia is now our wholly-owned subsidiary, we will be subject to any adverse outcomes arising out of proceedings involving Sadia. Any such adverse results could therefore be material to our business, operations, financial position, profitability or cash flows.

In addition, certain directors and former officers of Sadia are subject to investigations by the CVM relating to potential liability arising out of our business combination with Sadia. Three of such individuals serve as members or alternate members of our board of directors. While neither BRF or Sadia is subject to such investigations, there are no guarantees that we will not be implicated in the future. See “Item 8.—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In addition, even where we incur losses that are ultimately covered by insurance, we may incur expenses to shift production to other facilities, for example, that may not be fully covered by insurance.  For example, in early March 2011, a fire affected part of the installations of our Nova Mutum, Mato Grosso unit.  Although the facility is covered by fire insurance and we believe the unit’s production will be temporarily absorbed by other BRF plants in such a way as not to compromise supplies to clients and consumers, we cannot guarantee that all of our direct and indirect costs will be covered by our insurance.  Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Our business combination with Sadia is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.

Although we have completed our business combination with Sadia and Sadia is now our wholly-owned subsidiary, the business combination remains subject to approval by the Brazilian antitrust authorities. Brazilian antitrust law does not prevent parties from signing an agreement or closing a transaction on a provisional basis before the Brazilian antitrust authorities have rendered a final decision. In accordance with Brazilian law, we and Sadia submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian Conselho Administrativo de Defesa Econômica (the Brazilian government agency with antitrust decision making authority, or “CADE”) on June 8, 2009. After an analysis by the Economic Policy Bureau of the Ministry of the Treasury (Secretaria de Acompanhamento Econômico, or “SEAE”) and the Economic Law Office of the Ministry of Justice (Secretaria de Direito Econômico), the CADE will determine whether the business combination negatively impacts consumer conditions in the relevant markets in which we and Sadia compete or whether they would negatively affect consumers. On July 7, 2009, we entered into an agreement (Acordo de Preservação da Reversibilidade da Operação) with the CADE, under which we agreed to ensure the reversibility of the business combination until a final decision is made by such authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations.

On June 29, 2010, the SEAE published its report on the business combination and recommended to the CADE that the transaction be approved with certain restrictions.  The SEAE’s report found significant concentration with a probability of negative competitive effects for certain of the activities of our combined company in our domestic market, including in the slaughter of poultry in the State of Mato Grosso, the slaughter of turkey in the State of Paraná, the sale of fresh (in natura) turkey and the sale of a number of processed products, including lasagnas, frozen pizzas, hamburgers, salamis and margarine.  The SEAE recommended that the CADE adopt one of two alternatives:

(1)    the license, for at least five years, of one of our major brands (Sadia or Perdigão) and the sale of the related assets of production associated with the participation in the market for the products sold under the applicable brand; or

(2)    the sale of the brands Batavo, Rezende, Confiança, Wilson and Escolha Saudável, as well as the margarine brands Doriana, Claybom and  Delicata, and the related assets of production associated with the participation in the market for the products sold under those brands.

The assets of production to be sold in each case would include manufacturing units (with the related personnel and equipment), slaughterhouses of poultry and pork, and the portfolio of contracts with integrated outgrowers of poultry and hogs.  In addition, in each case, the SEAE recommended the sale of our chicken slaughterhouses in the State of Mato Grosso, our turkey slaughterhouses in the State of Paraná, including the related portfolios of integrated outgrowers of chicken and turkey.

We have conveyed our belief that there are sufficient technical arguments that can be made to the CADE to demonstrate the merger’s pro-competitive nature and that it will reinforce Brazil’s penetration and competitiveness in the overseas markets. Notwithstanding our arguments, we cannot guarantee that CADE will approve the transaction or that it will not impose any restrictions.

As a condition to approving the transaction, the CADE may require us to implement one of the alternatives recommended by the SEAE, or it could impose other significant conditions. If the CADE were to fail to approve the transaction or were to approve it subject to the condition described in clause (1) above, it would have a material adverse effect on our strategy, business results of operations and prospects.  In addition, we believe that the alternative recommended by the SEAE described in clause (2) above would have an adverse effect on our business, results of operations and prospects.  Any other conditions imposed by the CADE could also materially adversely affect our business, results of operations and prospects.

We may not realize the expected benefits of our business combination with Sadia, because of integration or other challenges.

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
  the potential loss of key customers of BRF or Sadia, or both;
  the potential loss of key officers of BRF or Sadia, or both;
  distraction of management from our ongoing operations;
  aligning the standards, processes, procedures and controls of BRF and Sadia in the operations of the combined companies; and
  increasing the scope, geographic diversity and complexity of our operations.

The business combination with Sadia is significantly larger than any other transaction we or Sadia has undertaken in the past, and any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of our common shares or ADRs.

Risks Relating to Our Indebtedness

We have substantial indebtedness, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2010, our total consolidated debt was R$7,202.9 million, and although our total consolidated debt was 20% lower than our total consolidated debt at December 31, 2009, our outstanding indebtedness remains substantial. A significant portion of our consolidated indebtedness was incurred by Sadia.  As of December 31, 2010, Sadia had total debt of R$2,717.6 million, of which 68.1% (R$1,851.4 million) was denominated in Brazilian reais  and 31.9% (R$866.2 million) was denominated in foreign currency (primarily U.S. dollars).

  Our substantial indebtedness could have major consequences for us, including:

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

  As of December 31, 2010, we had R$2,227.7 million of debt that matures in 2011, R$2,030.1 million of debt that matures in 2012, R$661.7 million of debt that matures in 2013, R$195.4 million of debt that matures in 2014 and R$2,088 million of debt that matures in 2015 and thereafter. We may face difficulties in paying that debt as it matures.

  A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2010, we had R$3,986.9 million of foreign currency debt, including R$691.3 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais  or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real  or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

  The global stock and credit markets have recently experienced extreme disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. The global economic and financial crisis also significantly affected demand in our principal export markets in 2008 and 2009, leading to decreases in our average selling prices.  Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

    the pressures on credit return as a result of disruptions in the global stock and credit markets, our operating results worsen significantly,
    we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or we are unable to refinance any of our debt that becomes due,

  we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

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

    Our business, results of operations, financial condition and prospects as well as the market prices of our common shares or the ADRs may be adversely affected by, among others, the following factors:

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

    •        changes in environmental regulation; and

    •        social and political instability.

    These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market prices of our common shares or the ADRs.

    Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations , financial condition, and the market prices of our common shares or the ADRs.

    Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 3.8% in 2006, 7.7% in 2007, 9.8% in 2008, (1.7)% in 2009 and 11.3% in 2010. In addition, according to the IPCA, published by the IBGE, the Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.8% in 2008, 4.3% in 2009 and 5.9% in 2010.  Increases in certain commodity prices and other factors could cause consumer inflation to deviate from the Brazilian Central Bank’s target for 2011.  See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

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

    Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market price of our common shares and the ADRs.

    Exchange rate movements may adversely affect our financial condition and results of operations.

    The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2006 and 2007 the real  appreciated 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008, the real  depreciated 31.9% against the U.S. dollar. In 2009 and 2010 the real  appreciated 25.5% and 4.3%, respectively, against the U.S. dollar.

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

    We had total foreign currency-denominated debt obligations in an aggregate amount of R$3,986.9 million at December 31, 2010, representing 55% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources.

    Foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2010, our short-term consolidated exchange rate exposure was R$691.3 million of the amount described above. A significant devaluation of the real  in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

    Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

    The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The basic interest rate increased in 2003 until June 2003 when the Central Bank began to decrease it, reaching 11.25% in April 2008. In 2008, the Central Bank reversed the trend, increasing the basic interest rate to 13.75%. In 2009, the Central Bank decreased the rate to 8.75% and in 2010 it increased the basic interest rate to 10.75%.

    At December 31, 2010, approximately 45% of our total liabilities from indebtedness and derivative instruments of R$7,202.9 million was either (1) denominated in (or swapped into) reais  and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito  Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

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

    Risks Relating to Our Common Shares and the ADRs

    Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

    Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ARSs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, except in limited circumstances.

    Holders of ADRs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying the ADSs that are evidenced by their ADRs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADRs or for the manner of carrying out those voting instructions. Accordingly, holders of ADRs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying the ADSs that are evidenced by their ADRs are not voted as requested.

    Non-Brazilian holders of ADRs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

    Holders of ADRs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

    Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADRs surrenders its ADRs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

    Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

    Non-Brazilian holders of ADRs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

    We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADRs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

    Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

    If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais  may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADRs.

    Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs evidenced by their ADRs.

    Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying the ADSs evidenced by their ADRs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

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

    Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

    Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

    Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

    The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our common shares, see “Item 10. Additional Information––Taxation.”

    The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADRs.

    The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,569.41 billion, or U.S.$1,542.08 billion, at December 31, 2010 and an average daily trading volume of R$6.5 billion in 2010. By contrast, the New York Stock Exchange had a market capitalization of U.S.$16.5 trillion at December 31, 2010 (U.S. domestic listed companies) and an average daily trading volume of U.S.$71.2 billion in 2010. The Brazilian securities markets are also characterized by considerable share concentration.

    The ten largest companies in terms of market capitalization represented approximately 43.42% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2010. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 49.8% of all shares traded on the São Paulo Stock Exchange in 2010. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

    Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADRs.

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

    Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

    We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

    Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2010, and we do not expect to be a PFIC for 2011 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change. See “Item 10. Additional Information––E. Taxation––U.S. Federal Income Tax Considerations––Passive Foreign Investment Company.”

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

    From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

•	PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” the pension fund of employees of Banco do Brasil S.A.;

•	SISTEL - Fundação Telebrás de Seguridade Social, or “SISTEL,” the pension fund of employees of Telecomunicações Brasileiras S.A.-Telebrás;

•	PETROS - Fundação Petrobras de Seguridade Social, or “PETROS,” the pension fund of employees of Petróleo Brasileiro S.A. Petrobras;

•	Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza,” the pension fund of employees of Furnas Centrais Elétricas S.A.-Furnas;

•	Fundação de Assistência e Previdência Social do BNDES-FAPES, or “FAPES,” the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social-BNDES;

•	PREVI-BANERJ - Caixa de Previdência dos Funcionários do Banerj, or “PREVI-BANERJ,” the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•	VALIA - Fundação Vale do Rio Doce de Seguridade Social or “VALIA,” the pension fund of employees of Vale S.A.; and

•	TELOS - Fundação Embratel de Seguridade Social, or “TELOS,” the pension fund of employees of Empresa Brasileira de Telecomunicações-Embratel.

    Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.

    Five of the eight original pension funds remain our shareholders, TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. Real Grandeza sold its shares in 2008 and 2009. See “Item 7.  Major Shareholders and Related Party Transactions––A. Major Shareholders.”

    On March 6, 2006, PREVI, SISTEL, PETROS, Real Grandeza, FAPEs, PREVI-BANERJ and VALIA (the “Pension Funds”) entered into a shareholders’ voting agreement, effective April 12, 2006, related to the common shares they held, directly or indirectly, which represented 49.0% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification. As of December 31, 2010, the Pension Funds, directly or indirectly, held 28.1% of our common shares.

    Corporate Structure

    We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Subsidiary	Country of Incorporation	Business	Interest in Equity as of December 31, 2010
Crossban Holdings GMBH	Austria	Holding company of international subsidiaries	100%
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary	100%
Sadia S.A.	Brazil	Operating subsidiary	100%

    The chart below shows the simplified corporate structure of our company.

    For a complete list of all of our direct and indirect wholly-owned subsidiaries, see note 1.1 to our consolidated financial statements.

    Our principal executive offices are located at Rua Hungria, 1400, Jd. Europa, 01455-000, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5052/5050/5061. Our internet address is www.brasilfoods.com/ir. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

    Recent Acquisitions and Investments

    Business Combination with Sadia

    On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Under the business combination, Sadia became our wholly-owned subsidiary. Holders of common shares and preferred shares of Sadia received common shares of BRF, and holders of American depositary shares representing preferred shares of Sadia, received ADRs evidencing ADSs representing common shares of BRF.

    A number of steps of the merger were approved at separate extraordinary general meetings, held on July 8, 2009, of the common shareholders of Perdigão, Sadia, and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition. As a result of these meetings:

    •         Perdigão changed its corporate name to BRF – Brasil Foods S.A., moved its headquarters to Itajaí in the State of Santa Catarina and changed its certificate of incorporation so that its Board of Directors has eleven members and a co-chairman structure;

    •         Concórdia Holding, parent company of Concórdia Corretora (a broker-dealer owned by Sadia) and Concórdia Bank (a bank owned by Sadia), was not part of the merger and, consequently, was sold to Sadia’s shareholders before the business combination with BRF;

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

    In Europe, approval by the antitrust authorities was a closing condition to the business combination. On June 29, 2009, the European antitrust authorities formally agreed to the business combination as set forth in the merger agreement.

    The business combination remains subject to review by the antitrust authorities in Brazil. On July 8, 2009, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision is made by the antitrust authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations or exchanging certain competitive information. In addition, separate business activities and structures for each company must be maintained. On September 16, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for in natura meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and in natura beef), but not purchases of poultry or hogs. Our other activities continue to be subject to our reversibility agreement during the review period by the Brazilian antitrust authorities. The Brazilian antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities.

    On June 29, 2010, the SEAE published its report on the business combination and recommended to the CADE that the transaction be approved with certain restrictions.  The SEAE’s report found significant concentration with a probability of negative competitive effects for certain of the activities of our combined company in our domestic market, including in the slaughter of poultry in the State of Mato Grosso, the slaughter of turkey in the State of Paraná, the sale of fresh (in natura) turkey and the sale of a number of processed products, including lasagnas, frozen pizzas, hamburgers, salamis and margarine.  The SEAE recommended that the CADE adopt one of two alternatives:

    •         the license, for at least five years, of one of our major brands (Sadia or Perdigão) and the sale of the related assets of production associated with the participation in the market for the products sold under the applicable brand; or

    •         the sale of the brands Batavo, Rezende, Confiança, Wilson and Escolha Saudável and the related assets of production associated with the participation in the market for the products sold under those brands.

    The assets of production to be sold in each case would include manufacturing units (with the related personnel and equipment), slaughterhouses of poultry and pork, and the portfolio of contracts with integrated outgrowers of poultry and hogs.  In addition, in each case, the SEAE recommended the sale of our chicken slaughterhouses in the State of Mato Grosso, our turkey slaughterhouses in the State of Paraná, including the related portfolios of integrated outgrowers of chicken and turkey.

    We have conveyed our belief that there are sufficient technical arguments that can be made to the CADE to demonstrate the merger’s pro-competitive nature and that it will reinforce Brazil’s penetration and competitiveness in the overseas markets. Although we believe that the CADE will approve the transaction, we cannot guarantee that they will do so.

    If the business combination is approved, it will be retroactive to the date on which the transaction closed; however, if the business combination is not approved, it would be unwound retroactively to the closing date. As a condition to approving the transaction, CADE may require us to implement one of the alternatives recommended by the SEAE, or it could impose other significant conditions or performance commitments on the combined company, including commitments to divest from other businesses, risks and product lines, trademarks or production facilities. We believe that either of the alternatives recommended by the SEAE would have a material adverse effect on our business, results of operations and prospects, and any other conditions imposed by the CADE could also materially adversely affect our business, results of operations and prospects.

    Construction Projects

    The most significant investment of Sadia in the period between 2007 and 2009 was the agroindustrial site of Lucas do Rio Verde in the State of Mato Grosso. This project contemplated the construction of one poultry slaughtering unit, one pork slaughtering unit and one processing unit. The total estimated investment amounted to approximately R$869.7 million, most of which came from Sadia and the remaining from a group of outgrowers. The outgrowers were indirectly financed by BNDES to build the pork and poultry farms that feed the agroindustrial plant. Construction started in the second half of 2006, and the plant start-up occurred in the second half of 2008 with the slaughtering of poultry and the production of processed products. It is estimated that this project will be fully operational by the end of 2011. The project contemplates that 190 broiler modules (which together produce 500,000 day-old chicks per day) and 115 hog modules (which together produce 5,000 piglets per day) will be equipped with advanced technology to ensure animal wellness, higher productivity and, therefore, better competitiveness. Currently, the plant operates at 67% of its full capacity utilization. As of December 31, 2010, the total investment in the Lucas do Rio Verde project was R$861.3 million.

    In addition to starting up its largest plant in Brazil in Lucas do Rio Verde in the State of Mato Grosso, Sadia is building its first plant in the northeast region, located in Vitória de Santo Antão in the State of Pernambuco. As of December 31, 2010, the total investment in this plant was R$264.6 million, and it was completed in 2010.

    Capital Expenditures

    In 2010, we recorded total investments of R$1.1 billion in order to support our organic growth, including total capital expenditures of R$697.8 million and expenditures of R$376.1 million for the replenishment of breeder stock. Capital expenditures in 2010 were largely dedicated to productivity and improvements as well as the continuing expansion of our industrial plant capacity, including the agroundustrial complexes of Lucas do Rio Verde and Vitória do Santo Antão.

    The table below sets forth our capital expenditures for the periods indicated and does not include business combinations or other acquisitions of businesses:

	As of December 31,
	2010	2009
	(in millions of reais)
Expansion and enhancement of production facilities	247.2	464.1
Bom Conselho Agroindustrial Complex	—	73.0
Três de Maio – powdered milk processing unit	—	27.9
Lucas do Rio Verde and Vitória de Santo Antão Agroindustrial Complex	38.8	44.1
New projects	105.7	25.1
Productivity investments	282.9	—
Other capital expenditures	23.2	59.0
Total capital expenditures	697.8	693.2

    Major capital expenditures in 2010 and 2009 included the following:

    Bom Conselho Agroindustrial Complex. In 2009, we invested a total of R$73.0 million in this agroindustrial complex, located in the state of Pernambuco.  This complex serves as a processing unit for our dairy products. We expect that construction of this complex will be completed at the end of 2011.

    Três de Maio Agroindustrial Complex. In 2009, we invested a total of R$27.9 million in this agroindustrial complex, located in Rio Grande do Sul.  This complex serves as a processing unit for our dairy products. Construction of this complex was completed in 2009.

    Lucas do Rio Verde and Vitória de Santo Antão. In 2010 and 2009, we invested a total of R$38.8 million and R$44.1 million, respectively, in the construction of these agroindustrial complexes.  Lucas do Rio Verde is located in the midwest State of Mato Grosso and Vitória de Santo Antão is  located in the State of Pernambuco in the northeast of Brazil. Vitória de Santo Antão is already in operation, and Lucas do Rio Verde is expected to be completed at the end of 2011.

    Cooperativa Coopercampos.  We are currently negotiating a services agreement with Cooperativa Coopercampos from Santa Catarina under which the cooperative will provide us with additional hog slaughter capacity at a plant that it is being constructed in Campos Novos in the state of Santa Catarina.  It is expected that Cooperativa Coopercampos will invest a total of R$145 million in the plant, and, over time, we expect to support their investment by making advanced payments for services rendered, which will be secured by fixed assets. Once it is operational, the plant is expected to have a hog slaughtering capacity of 7,000 heads per day which will help us meet the needs of our export markets.

    Information Technology.  In 2010, we began to install an integrated system platform to help us with synergies as a result of our business combination with Sadia. The fully integrated system is still subject to approval of the business combination by the Brazilian antitrust authorities. The project, which will take approximately 18 months to complete, will involve approximately 200 people working in the following four stages: (1) upgrading the SAP system to increase processing capacity; (2) developing the initial platform; (3) developing the HR SAP system; and (4) rolling out the SAP APO – Advance Planning Optimization. This investment is recorded as an intangible asset and is not reflected in the table above.

    Internationalization Project. We are developing a long-term internationalization project focused on increasing our presence in countries where we can distribute our products profitably.

    In 2011, we expect to make capital expenditures of approximately R$1,200 million to R$1,400 million (and an additional estimated R$400 million in expenditures on biological assets). We expect to focus our capital expenditures on finishing projects that are currently in progress and focusing on organic growth and maximizing synergies and integration of the two companies.

    Competitive Strengths

    We believe our major competitive strengths are as follows:

    •     Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business and increase our share of international markets.  In 2010, we slaughtered approximately 1.6 billion chickens and other poultry and 10.6 million hogs and cattle. We sold nearly 5.7 million tons of poultry, pork, beef, milk and processed food products, including dairy products in the same period. Our own and licensed brands are highly recognized in Brazil, and our export brands are well established in those markets.

    •     Extensive Distribution Network in Brazil and in Export Markets.  We believe that we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 140 countries, and we have begun to develop our own distribution network in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business, resulting in increased sales volumes and a broader reach of our product lines.

    •     Low-Cost Producer in Increasingly Global Market.  We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented a number of programs designed to maintain and improve our cost-effectiveness, including our ATP-Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP-Shared Services Center, which centralizes our corporate and administrative functions; and MVP-More Value program to provide our managers with more efficient use of fixed and working capital; and matrix-based budget intended to improve the efficiency of cost management.

    •     Diversified and Strategic Geographical Location.  In the meat business, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. The geographical diversity of our plants in 11 Brazilian states also enables us to reduce transportation costs due to the proximity to grain-producing regions. In addition, the geographic diversity of our plants present in 11 states lowers our transportation costs due to the proximity to grain-producing regions, while also being close to the country’s principal export ports. Our dairy operations are based in the principal milk-producing areas of different regions of Brazil, permitting easy access to the consumer market.

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

    •     Experienced Management Team.  Our senior management is highly experienced and has transformed our company during the last decade into a global business. Some members of our senior management have worked with us for over ten years, and the members of our senior management who joined our company during that period have seasoned experience in their professional capacities. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), which requires adherence to the highest corporate governance standards of that Exchange.

    Business Strategy

    Our overall strategy is to use our competitive advantages as a food company with one of the most diversified chilled and frozen food product portfolios to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reducing volatility in our results. We will continue to seek balanced growth and consolidation among the business segments in which we operate (poultry, pork, beef, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main elements of our strategy, applicable to the poultry, pork and beef business segments and to the milk, dairy product, margarine and processed food products, are as follows:

    •     Strengthen Our Global Distribution Network.  We continue to develop our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. In 2011, we expect to continue executing a long-term international distribution strategy in order to increase our brand awareness globally and expand into countries where we believe we can distribute our products profitably. We are focusing on expanding our distribution network in Europe and in the Middle East so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. For example, in early December 2007, we entered into a purchase agreement with the Dutch holding company Cebeco for the acquisition of Plusfood. Plusfood has two industrial plants in Europe for the manufacture of poultry- and beef-based processed food products, with an installed manufacturing capacity of approximately 40,000 tons per year of finished products.

    •     Further Develop Our Domestic and International Customer Base.  We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe that there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses. Domestic market sales represented 59.6% of our total net sales, while export market sales represented 40.4% in 2010.

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

    •     Diversify Our Product Lines, Focusing on Value-Added Processed Food Products.  We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. Recent acquisitions include Batávia (milk and dairy products), a beef slaughterhouse, Sino dos Alpes (a specialty meats producer), Paraíso Agroindustrial (which owns a poultry slaughterhouse and animal feed mill) and the Doriana, Delicata and Claybom margarine brands, from Unilever, as well as the assets used in manufacturing them, among others. In 2008, we announced the construction of a dairy and processed products plant in Bom Conselho, in the State of Pernambuco (which started operating in 2009), and the purchase of control of Eleva, in order to include products like powdered milk and cheese in our portfolio and increase our market share in milk and dairy products. In addition, we acquired Cotochés in the State of Minas Gerais. In 2009, we signed a merger agreement with Sadia, pursuant to which Sadia became our wholly-owned subsidiary effective September 22, 2009. At the time, Sadia was one of the largest exporters of poultry products. We may pursue other selective acquisitions and/or build new industrial plants to support these strategic goals.

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

    •     Synergies.  Our acquisitions in recent years, including the incorporation of Eleva and our business combination with Sadia, have created synergies. The business combination with Sadia expanded our businesses in both the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term. We believe our business combination with Sadia in 2009 aligns with our strategies for both the domestic and export markets. The business combination brought us a diverse range of processed food, meat and dairy products and customer relationships in both our domestic and export markets that can be integrated with our own operations. Sadia has distribution networks in Europe, the Middle East and elsewhere around the world, which are consistent with our strategy of focusing on expanding our distribution network in those markets.

    B.   Business Overview

    Products

    We are a food company that focuses on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products under several brands. Our processed products include marinated, frozen, whole and cut Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, juices, soy products, animal feed, fresh pasta, sweet specialties and sandwiches.

    Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We achieve that goal through a strong innovation chain, which provides us with increasing value-added items and differentiates us from our competitors, strengthening our brands.

    In 2009, we acquired Sadia, which became one of our wholly-owned subsidiaries. The results of Sadia were fully incorporated into ours as from July 8, 2009. To facilitate the comparison of our volume production in 2010 relative to 2009, we present below certain sales volume data for 2009 on a combined basis to give effect to the acquisition of Sadia as if it had occurred on January 1, 2009. The combined presentation of sales volume is only for illustrative purposes and is not in accordance with IFRS.

    During 2010 we launched 333 new products, including Meu Menu (“My Menu”) portfolio, which is targeted at single people.

    Poultry

    We produce frozen whole and cut poultries, partridges and quail. We sold 1,895 thousand tons of frozen chicken and other poultry products in 2010, compared to 1,745 thousand tons in 2009 on a combined basis. Most of our poultry sales are to our export markets.

    Pork and Beef

    We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to increase our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 427 thousand tons of pork and beef cuts in 2010, compared to 413 thousand tons of pork and beef cuts in 2009 on a combined basis. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We raise hogs but do not raise cattle at our facilities.

    Milk

    We entered the dairy business in the second quarter of 2006 through our acquisition of a controlling interest in Batávia. In 2008, we expanded our presence in this market through the acquisition of Eleva. We produce pasteurized and UHT milk, which we sell in our domestic market. We sold 873 thousand tons of pasteurized and UHT milk in 2010 and 795 thousand tons in 2009, most of it in the domestic market. Our combined sales volumes for 2009 were equal to our historical sales volumes of milk because Sadia did not historically sell milk and other dairy products.

    Processed Food Products

    We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, dairy products, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 2,472 thousand tons of processed foods in 2010, compared to 2,341 thousand tons in 2009 on a combined basis. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

    Our processed food products strategy relies on accurate brand equity management, varied product portfolio with strategic pricing, and innovation and service excellence, which allows our products to reach thousands of Brazilian and international homes each day.

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

    Marinated Poultry

    We produce marinated and seasoned chickens, roosters (under the Chester® brand) and turkeys. We originally developed the Chester® breed of rooster to maximize the yield of breast and leg cuts. In 2004, we sold our rights to the Chester® breed of rooster to Cobb Vantress, a U.S. poultry research and development company engaged in the production, improvement and sale of broiler breeding stock, and we entered into a technology agreement under which Cobb Vantress manages the Chester® breed of rooster. We continue to oversee the production of Chester® roosters in Brazil from hatching to distribution, and we own the trademarks for the Chester® line of products.

    Dairy Products

    In the second quarter of 2006, we entered the dairy products business through our acquisition of a controlling interest in Batávia. In early December 2007, we acquired the remaining 49% interest in Batávia. In 2008, we expanded our presence in this market through the acquisition of Eleva. We produce and sell a wide range of dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts.

    We sold 205 thousand tons of dairy processed products in 2010 in comparison with 210 thousand tons in 2009.

    Frozen Prepared Entrees

    We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

    •         Pastas and Pizzas. We produce several varieties of lasagna and pizza. We produce the meat used in these products and buy other raw materials in the domestic market, except for the durum flour used to make the noodles for the lasagna, which we import.

    •         Vegetables. We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries, mostly through our Escolha Saudável (“Healthy Choice”) line of products. These products are produced by third parties that deliver them to us packaged. We purchase most of these products in the domestic market, but we import French fries and peas.

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

    Margarine

    We began sales of margarine in December 2005, under the Doriana, Delicata, Claybom, Turma da Mônica and Borella  brand names. We purchase the soybean oil from an agricultural cooperative supplier. We initially sold margarine under two brand names (Turma da Mônica and  Borella). In June 2007, we acquired the margarine brands Doriana, Delicata and  Claybom from Unilever, as well as the equipment to produce such margarines. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil.

    We began to sell margarine as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

    Other

    We produce animal feed mainly to feed poultry and hogs raised by us. However, we also sell a small portion of our animal feed production to our integrated outgrowers or to unaffiliated customers.

    We produce a limited range of soy-based products, including soy meal and refined soy flour. We also produced soybean oil until July 2005, when we sold our soybean oil plant, located in the city of Marau in Rio Grande do Sul state, to Bunge Alimentos because we determined that soybean oil was neither a core business product nor a business scope product to our company.

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

    Poultry

    Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA as of October 2010. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years, and Brazil was the number one global poultry exporter in 2009. This development can be explained by the production shift of large Brazilian companies’ exports, as well as by the competitiveness of Brazilian poultry. Sanitary problems in the main producing countries, such as the Bovine Spongiform Encephalophy (“BSE”) cases in Europe, avian influenza problems in Thailand and both BSE and avian influenza cases in the United States, have changed the world poultry trade dynamics. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts. Additionally, several new markets in Eastern Europe, Africa and the Middle East have opened to Brazilian chicken, and the number of markets to which Brazil has access was approximately 140 in 2009. The USDA projects an increase in global production, exports and consumption volumes for poultry for 2011. For Brazil, the USDA estimates volume growth of 2.9% in production, 3.0% in exports and 2.8% in consumption compared to 2010.

    In 2010, the Middle East was the largest market for Brazilian poultry exports, mainly whole poultry, due to the effect on the local economy of higher oil prices and appreciation in real estate. In 2010, Japan was the second largest market for Brazil’s poultry exports, mostly poultry parts. Saudi Arabia, traditionally Brazil’s largest single export market for poultry, still ranks first. Saudi Arabia accounted for nearly 40% of all Brazilian poultry exports to the Middle East. Hong Kong was the third largest destination for Brazilian poultry in 2010, also mainly poultry parts.

    The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Poultry Producers(1)	2010(2)	2009(2)	2008
	(in thousands of tons - “ready to cook” equivalent)
U.S.A	18,832	18,470	19,357
China	12,556	12,105	11,845
Brazil	11,905	11,489	11,498
European Union (27 countries)	10,735	10,551	10,424
Mexico	2,822	2,792	2,868
Others	22,577	21,624	20,912
Total	79,427	77,031	76,904

Primary Poultry Exporters(1)	2010(2)	2009(2)	2008
	(in thousands of tons - “ready to cook” equivalent)
Brazil	3,514	3,386	3,446
U.S.A	3,182	3,335	3,464
European Union (27 countries)	950	889	862
China	380	291	285
Thailand	410	379	383
Others	774	700	629
Total	9,210	8,980	9,069

Primary Poultry Consumers(1)	2010(2)	2009(2)	2008
	(in thousands of tons - “ready to cook” equivalent)
U.S.A	15,692	15,300	15,859
China	12,527	12,242	12,004
European Union (27 countries)	10,580	10,493	10,399
Brazil	8,392	8,104	8,053
Mexico	3,482	3,419	3,493
Russia	2,536	2,802	2,797
Others	24,961	23,887	23,344
Total	78,170	76,247	75,949

    _______________________

    (1)   Includes chicken, special poultry and turkey.

    (2)   Based on preliminary data.

    Source: USDA, October 2010.

    Pork

    Brazil is the fourth largest producer and exporter, and the fifth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production and consumption of pork has increased over the past five years, with the exception of 2008, when domestic prices were more attractive than export prices, leading producers to sell more of their products in the domestic market. Pork exports, after increasing in 2009, fell in 2010, from 707 to 625 thousand tons. The USDA projects an increase in global production and consumption of pork in 2011 and an increase of approximately of 2.4% in Brazil’s pork exports for the year.

    Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Measured by the average birth rate of piglets, productivity has doubled since the 1970s, and the birth rate has reached 24 animals per female. Research developments have also helped to reduce fat by 31%, cholesterol by 10% and calories by 14% in pork produced in Brazil. This enhancement allows for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders also contributed to the production increase.

    Russia remains Brazil’s major destination as demand growth exceeds Russian meat producers’ ability to respond. Brazil has been affected less than its competitors by the sharp rise in the price of soy meal and corn because its large processing companies have built large new facilities in the Midwest where soy and corn are more cost competitive than in traditional meat-producing states in the southern part of Brazil. Hong Kong is the second largest market for Brazilian pork exports with a 18.5% market share by volume, followed by Ukraine, the third largest market for Brazilian pork exports, with 7.4% of market share by volume.

    The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2010(1)	2009(1)	2008
	(in thousands of tons - weight in equivalent carcass)
China	50,000	48,905	46,205
European Union (27 countries)	22,250	22,159	22,596
U.S.A	10,052	10,442	10,599
Brazil	3,170	3,130	3,105
Russian Federation	2,270	2,205	2,060
Vietnam	1,870	1,850	1,850
Others	11,895	11,782	11,717
Total	101,507	100,473	98,042

Main Pork Exporters	2010(1)	2009 (1)	2008
	(in thousands of tons - weight in equivalent carcass)
U.S.A	2,027	1,857	2,117
European Union (27 countries)	1,700	1,415	1,727
Canada	1,165	1,123	1,129
Brazil	625	707	625
China	250	232	233
Chile	130	152	142
Others	155	155	186
Total	6,052	5,641	6,149

Main Pork Consumers	2010(1)	2009 (1)	2008
	(in thousands of tons - weight in equivalent carcass)
China	50,050	48,823	46,691
European Union (27 countries)	20,580	20,782	21,024
U.S.A	8,428	9,013	8,806
Russian Federation	3,119	3,049	3,112
Japan	2,437	2,467	2,486
Brazil	2,545	2,423	2,390
Others	13,967	13,784	13,641
Total	101,126	100,341	98,150

    _______________________

    (1)   Based on preliminary data.

    Source: USDA, October 2010.

    Beef

    We began to produce beef cuts in the fourth quarter of 2005 for sale in our export markets and in the Brazilian market. Brazil is the largest exporter, the second largest producer and the third largest consumer of beef in the world, according to tonnage data compiled by the USDA. The USDA projects a small decrease in global production and consumption and an increase in exports of beef in 2011. A reduced world production is due, in part, to a reduction in the number of cows slaughtered in 2010 in Argentina and the United States. In Argentina, the low prices in the domestic market led to decreased production. In the United States, the reduction was mainly due to higher grain prices and, therefore, smaller margins. Imports are growing mainly in the developing countries, where economic activity is recovering at a faster pace in comparison to the United States and the European Union’s 27 economies.

	World Beef Panorama
Main Beef Producers	2010(1)	2009 (1)	2008
	(in thousands of tons - weight in equivalent carcass)
United States	11,828	11,891	12,163
Brazil	9,145	8,935	9,024
China	5,550	5,764	6,132
EU-27	7,870	7,900	8,090
Argentina	2,600	3,375	3,150
India	2,850	2,750	2,650
Others	16,920	16,816	17,313
Total	56,763	57,431	58,522

	World Beef Panorama
Main Beef Consumers	2010(1)	2009 (1)	2008
	(in thousands of tons - weight in equivalent carcass)
U.S.A	11,932	12,239	12,452
European Union (27 countries)	8,200	8,249	8,352
Brazil	7,510	7,374	7,252
China	5,528	5,749	6,080
Argentina	2,303	2,722	2,731
Mexico	2,006	1,971	2,033
Others	18,958	18,438	18,997
Total	56,437	56,742	57,897

	World Beef Panorama
Main Beef Exporters	2010(1)	2009 (1)	2008
	(in thousands of tons - weight in equivalent carcass)
Brazil	1,675	1,596	1,801
Australia	1,325	1,364	1,407
India	700	609	672
U.S.A	1,036	878	856
New Zealand	510	514	533
Others	2,007	2,361	2,221
Total	7,253	7,322	7,490

    ______________________

    (1)   Based on preliminary data.

    Source: USDA, October 2010

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

    Meat Production Chain

    Poultry

    At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, Hybrid, Aviagen do Brasil and sometimes from Agrogen. We send these eggs to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. In 2010, we maintained an average parent breeding stock of approximately 18.7 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,694 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2010. We hatch these eggs in our 25 hatcheries.

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

    At December 31, 2010, we had a fully automated slaughtering capacity of 31.2 million heads of poultry per week.

    Pork

    We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

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

    At December 31, 2010, we had a pork slaughtering capacity of 194,400 heads per week.

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

    Under limited circumstances, we may contract for our own cattle confinement or enter into a partnership for that purpose.

    At December 31, 2010, we had a beef slaughtering capacity of 1,797 heads per week.

    Processed Foods

    We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina, Rio Verde in the State of Goiás.  In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other industrialized products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

    We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced for us by third parties that deliver them to us packaged, and they are used mostly for our Escolha Saudável (“Healthy Choice”) line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business. We receive royalties from Bunge Alimentos for the use of the Perdigão  brand for soybean oil under a licensing agreement.

    The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel  and Becel ProActiv in Brazil. We also produce margarines in our plant in Paranaguá, State of Paraná, under the brands Qualy  and Deline.  We began to sell this product as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

    Dairy Products

    The following graphic is a simplified representation of our dairy products chain.

    Dairy Products Production Chain

               Through the acquisition of Batávia and Eleva, we produce dairy products in 15 plants. We receive milk from a network of over 11,000 milk producers in more than 553 cities. The milk is purchased mainly from local producers and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

    We are the second largest milk collector in Brazil based on volume, according to information compiled from Leite Brasil, the Brazilian National Agriculture Confederation (Confederação Nacional da Agricultura), the Brazilian Confederation of Dairy Cooperatives (Confederação Brasileira de Cooperativas de Laticínios) and the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária).

    Feed

    We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

    We own 23 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2010, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and the central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts.

    The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting our Results of Operations—Commodity Prices.”

    Other Raw Materials

    We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets. We must pay for some of these products in U.S. dollars because we must import them.

    Suppliers

    We generally use a bidding process to select our suppliers based on technical and commercial requirements. We have had long relationships with many of our suppliers, both in Brazil and abroad. We periodically evaluate the efficiency of our suppliers in terms of quality, lead time and service levels.

    Brazilian Domestic Market

    Brazil is the fifth largest country in the world, both in terms of land mass and population. As of April 2010, Brazil had an estimated population of 193.2 million people, according to data from the IBGE. According to IBGE, Brazil had a GDP of R$3.7 trillion for 2010, representing an increase of 15.4% over GDP of R$3.2 trillion for 2009, in each case in nominal terms. GDP per capita increased 6.5% in 2010 to R$19,016. The Brazilian government implemented fiscal and monetary policies, such as tax and interest rate reductions, designed to mitigate the impact of the international crisis on the Brazilian economy. Since the third quarter of 2009, increased hiring in the industry and services sectors has raised consumer confidence and led to increased sales of durable and non-durable products. The Central Bank forecasts that the Brazilian GDP in 2011 will increase 4.5% compared to 2010. The inflation rate, as measured by the IPCA, published by the IBGE, was 4.3% in 2009 and 5.9% in 2010, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

    Brazil is a large consumer of meat, with estimated per capita meat consumption of 91.8 kilograms in 2010, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

    Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. In the fourth quarter of 2008, the worsening of the global economic and financial crisis began to affect general demand for our products in the Brazilian market. These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and continued to do so in 2009.  In 2010, the effectiveness of Brazilian government stimulus programs and other factors led to a an increase in consumption and consumer confidence. In addition, the overall trend toward improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products. For information about certain expected macroeconomic trends for 2011, see “Item 5. Operating Financial Review and Prospects—D. Trend Information.”

    The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF and Sadia, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is now owned by Marfrig). The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more similar to commodities in nature.

    Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen, the specialty meats market in Brazil accounted for net sales of R$18,000 million in 2010, representing a 22% increase over R$14,700 million in 2009. Based upon information compiled by A.C. Nielsen, the frozen processed meats market represented net sales of approximately R$2,800 million in Brazil in 2010, a 15% increase over R$2,300 million in net sales in 2009. The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

    In 2010, according to A.C. Nielsen, the Brazilian market for dairy processed products totaled approximately R$4,400 million, an increase of 10%, from R$4,000 million in 2009. Brazil is one of the world’s largest consumers of dairy products. The size of the Brazilian margarine market was approximately R$2,300 million in 2010, according to A.C. Nielsen.

    Export Markets

    In 2010, Brazil’s volume of poultry exports was 5.1% higher than in 2009. This improved performance can be explained mainly by the higher sales to Saudi Arabia, China, Egypt and Japan.

    In 2011, first quarter exports of poultry meat may be affected by the disaster in Japan, which led to many port closures.

    In the milk and dairy products industry, Brazil has been exporting various products, especially powdered milk, since 2000, as an alternative to the domestic market, and the sales volume of powdered milk increased from only 229 tons in 2000 to 54 thousand tons in 2010, according to SECEX.

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

    Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 526 confirmed human cases of avian influenza and 311 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa,   and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

    Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. As of July 4, 2010, more than 18,311 deaths worldwide had been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China,  prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but those countries later reopened their markets to producers from Mexico, the United States and Canada.

    On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

    In export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts as well as increasing volumes of processed food products.

    Sales

    We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 59.6% of our net sales in 2010 and 58.9% in 2009. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 40.4% and 41.1% of our net sales in 2010 and 2009, respectively.

    The table below demonstrates the breakdown of our net sales for the periods indicated:

	2010	2009
Domestic Market	59.6%	58.9%
Poultry	4.6%	3.6%
Pork/Beef	3.9%	2.4%
Processed food products	41.8%	41.2%
Milk	7.0%	9.0%
Other	2.3%	2.8%
Export Market	40.4%	41.1%
Poultry	25.8%	26.2%
Pork/Beef	6.7%	6.4%
Processed food products	7.9%	8.2%
Milk	—	0.1%
Total	100.0%	100.0%

    Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2010 and 2009

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

    None of our customers accounted for more than 5% of our total net sales in 2010. One of our strategies is to continue to expand our food service client base, which already includes Burger King, McDonalds and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

    Our domestic distribution network uses 40 distribution centers in 14 Brazilian states and the Federal District. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 50 cross docking points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 27 of our distribution centers and lease the remaining 13 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

    In certain areas of the country, we act through nine exclusive third-party distributors, which operate in Apucarana, Cascavel and Foz do Iguaçu in the State of Paraná; Cuiabá in the State of Mato Grosso; Campos dos Goytacazes, Três Rios and Nova Friburgo in the State of Rio de Janeiro; Vilhena in the State of Rondônia; and Rio Branco in the State of Acre.

    Export Markets

    We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other countries. The graphs below set forth a breakdown of our export net sales by region.

    For illustrative purposes, the graph for 2009 presents net export sales data as if the Sadia acquisition had occurred on January 1, 2009, combining results of operation of Sadia with our company as of that date.

    Competition

    Domestic Market

    We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

    In the specialty meat market, we (excluding Sadia) had a 25.5% market share by sales volume in 2010, Sadia had 28.9%, and Aurora and Marfig (including Seara) had market shares of 8.0% and 7.6%, respectively, according to A.C. Nielsen. The specialty meat market accounted for estimated revenues of approximately R$18.0 billion in Brazil in 2010, compared to R$14.7 billion in 2009, an increase of 22%. The four largest players accounted for 70.1% of the market in 2010, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players, such as the acquisition of Seara by Marfrig in 2009.

    In the frozen processed meat market (which includes hamburgers, steaks, breaded meat kibes and meatballs), we (excluding Sadia) had a 31.1% market share by sales volume from December 2009 through November 2010; Sadia had a market share of 37.8% according to A.C. Nielsen. Seara was acquired by Marfrig in 2009, and its market share in the same period was 6.6%. Since 1995, the market has had average annual growth of 13.5% in terms of sales volume. The frozen processed meat market accounted for estimated revenues of approximately R$2.8 billion in Brazil in 2010, compared to R$2.4 billion in 2009, an increase of 15.3%.

    The graph below shows the approximate percentage of our market share for 2010 in the main categories in which we compete. The percentages are based on data for twelve-month periods that vary according to the category but include most of 2010 in each case.

    Source: A.C. Nielsen

    In the frozen pasta market (which includes lasagnas and other products), we (excluding Sadia) had a 32.1% market share by sales volume in December 2009 through November 2010, while Sadia had a market share of 50.4%, according to A.C. Nielsen. The frozen pasta market accounted for estimated revenues of approximately R$647 million in 2010, compared to R$515 million in 2009, an increase of 26%. The frozen pasta market grew at an annual average rate of 16.2% from 2004 to 2010, in terms of sales volume.

    In the frozen pizza market, we (excluding Sadia) had a 34.5% market share by sales volume from January through December 2010, while Sadia had a market share of 35.8% according to A.C. Nielsen. The frozen pizza market accounted for estimated revenues of R$551 million in 2010, compared to R$482 million in 2009, an increase of 14%. The frozen pizza market grew at an annual average rate of 13% from 2000 to 2010 in terms of sales volume.

    In the dairy products market, we had a 11.2% market share by sales volume from December 2009 through November 2010, while Danone, Nestlé and Paulista had market shares of 20.4%, 15.2% and 6.7%, respectively, according to A.C. Nielsen. The dairy products market accounted for estimated revenues of approximately R$4.4 billion in Brazil in 2010, compared to R$4.0 billion in 2009, an increase of 9.9%. Since 2003, this market has had annual average growth of 6.5% in terms of sales volumes.

    In the margarine market, we (excluding Sadia) had a 15.4% market share by sales volume from December 2009 through November 2010, Sadia had 46.8%, and Bunge had a market share of 27.1%, according to A.C. Nielsen. The margarine market accounted for estimated revenues of approximately R$2.3 billion in Brazil in 2010, according to A.C. Nielsen. In terms of sales volumes, this market grew 1.2% in 2010 compared with the same period in 2009.

    In the Brazilian market for whole poultry and poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant factor in our selling a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

    In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. Since the market for processed food products is still growing in Brazil, we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years.

    Export Markets

    We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Marfrig competes with us internationally and has many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

    Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers.

    The table below sets forth the main Brazilian exporters’ market share of poultry markets in 2009, by total sales volumes. ABEF, the association that consolidates the data of the companies’ export of poultry, has not yet released updated statistics for 2010. ABIPECS, the association that consolidates companies’ pork export data, no longer compiles this data.

Company	Percentage of Brazilian Exports - Poultry
Brasil Foods (not including Sadia) (1)	23.36%
Sadia (1)	22.46%
Marfrig/Seara	18.92%
Frangosul	11.15%
Marfrig	4.72%
Other	19.39%
Total	100.00%

    __________________________

    Source: ABEF

    (1) Market share data of Brasil Foods and Sadia is reported separately by ABEF.

Company	Percentage of Brazilian Exports - Pork
Brasil Foods (not including Sadia) (1)	21.64%
Sadia (1)	17.41%
Aliben	14.20%
Seara	11.15%
Plamplona	8.41%
Aurora	6.84%
Other	20.35%
Total	100.00%

    __________________________

    Source: ABIPECS

    (1) Market share data of Brasil Foods and Sadia is reported separately by ABEF.

    In our export markets, we compete primarily based on quality, cost, selling price and service to our customers.

    Distribution of Products

    Domestic Market

    We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our cross-docking facilities. We reach approximately 98% of the Brazilian territory through a nationwide distribution network. As of December 31, 2010, we operated 40 distribution centers and 42 cross-docking points.

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

    Export Markets

    Our sales and distribution efforts abroad are coordinated through sales offices in England, Japan, The Netherlands, Russia, Singapore, Italy, Hungary, Austria, Portugal, France, Germany, Turkey,  Argentina, Chile, Uruguay, Cayman Islands, and Venezuela. China  and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

    Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and we are able to deliver products within approximately two days of receiving an order in 15 of those countries. We intend to expand our distribution network to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe where doing so would allow us to distribute those products more effectively, as we have done with the Plusfood acquisition.

    Far East. In Japan, our biggest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. We do not currently believe that the recent earthquake in Japan will materially adversely affect our results of operations; however, any significant deterioration in the Japanese economy could lead to decreased demand for our products in Japan and could adversely affect our results of operations. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet.

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

    Africa, the Americas and Other Countries. We sell modest amounts of our products to several countries in Africa, South America and other regions, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. We are currently developing relationships with distributors in South America in order to expand our exports in this region. However, our sales to many of these countries are subject to significant fluctuations in demand.

    Intellectual Property

    Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the Perdigão  and Batavo  brands in the domestic market and under the Perdix, Fazenda, Borella, Confidence and other brands in our export markets, as described below under “—Marketing.”

    We also use several brands for specific products or product lines. In the domestic market, these brands include Chester®, Turma da Mônica (licensed trademark, with contract until 2013), Confiança, Escolha Saudável, Toque de Sabor (for Lasagnas), Doriana, Claybom, Pense Light, Bio Fribas, Naturis, Ouro and Nabrasa.

    In foreign markets, we use the following brands: Halal  (in the Middle East other than Saudi Arabia), Unef  (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor  (in several Middle Eastern countries).

    We commenced sales of margarine in December 2005. We purchase margarine from an agricultural cooperative supplier for resale by us. We initially sold margarine under two brand names (Turma da Mônica and Borella). In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel  and Becel ProActiv in Brazil.

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

    In the domestic market, we have historically marketed our products primarily under the Perdigão  brand, which we believe is associated with quality and innovative products. We also use a secondary brand, Batavo, which is especially recognized in the State of Paraná. Although we previously used the Batavo  brand under license, we acquired a controlling interest in the brand through the Batávia acquisition. We also have well known brands for specific products, such as our Chester® roosters, one of the most popular brands for premium poultry products in Brazil. In addition, we offer a popular Turma da Mônica line of processed foods for children. We have a licensing agreement to use the name and image of Mônica, a well known cartoon character in Brazil, and we use this brand for a wide variety of products, including our Turma da Mônica brand margarine for kids. Batávia also uses the Parmalat brand for processed refrigerated dairy products, such as yogurt. Upon the acquisition of Batávia, we entered into a license agreement with Parmalat S.p.A. to use the Parmalat  brand for processed dairy products and other products for a period of three years until the end of 2009, renewable for subsequent one-year periods, if there is no communication otherwise.  This license agreement with expire on April 25, 2011. In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, and also established a joint venture with Unilever to use the margarine brand Becel.

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

    In addition, Sadia sells its products in the domestic market mainly under the brands Sadia, Qualy, Rezende, Miss Daisy, Texas, Texas Burger, Speciale Sadia, Sadilar, Deline, Nuggets, Tekitos, Hot Pocket and Wilson, all of which are registered with the Brazilian Trademark Office, or “INPI.” In foreign markets, Sadia  uses the brands Sadia, Resende, Hilal, Corcovado and Sahtein. Sadia also has a license for the use of the Excelsior trademark, owned by Excelsior Alimentos S.A., pursuant to an agreement valid until September 1, 2013.

    For more information, see “—B. Business Overview—Intellectual Property.”

    C.   Organizational Structure

    See “—A. History and Development of the Company––Corporate Structure.”

    D.   Property, Plant and Equipment

    Production

    We have a number of production facilities throughout Brazil. We currently operate 42 meat processing plants, one pizza, pasta, dessert and industrialized processing plant, two margarine plants, 25 hatcheries, 23 animal feed mills, 14 dairy/dessert processing plants, 13 milk collection points and one soybean processing plant.

    We also operate 35 grain purchasing branches, through which we purchase corn needed for our animal feed production.

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
__________________________

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

    In early March 2011, a fire affected part of the installations of the Nova Mutum, Mato Grosso unit. The fire was of minor proportions, and the unit’s production will be temporarily absorbed by other BRF plants in such as a way as not to compromise supplies to clients and consumers. The Nova Mutum facility is covered by fire insurance. The Nova Mutum unit slaughters 230 thousand head of chicken/day, and its output (whole chicken and chicken cuts) is destined for the domestic and export market.

    Distribution

    We operate 40 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased
Aparecida de Goiânia, Goiás	Leased
Bauru, São Paulo	Owned
Belém, Pará	Leased
Belo Horizonte, Minas Gerais	Owned
Brasília - Distrito Federal	Owned
Campinas, São Paulo	Owned
Carambeí, Paraná	Owned
Cuiabá, Mato Grosso	Owned
Curitiba, Paraná	Leased
Embú, São Paulo	Owned
ETPI, Paraná	Owned
ETPII, Paraná	Owned
Esteio, Rio Grande do Sul	Leased
Fortaleza, Ceará	Owned
Ijuí, Rio Grande do Sul	Owned
Itajaí, Santa Catarina	Leased
Jaguare, São Paulo	Owned
Jundiaí, São Paulo	Owned
Manaus, Amazonas (2 distribution centers)	Leased
Marau, Rio Grande do Sul	Owned
Ourinhos, São Paulo	Leased
Ponta Grossa, Paraná	Owned
Porto Alegre, Rio Grande do Sul	Leased
Ravena, Minas Gerais	Owned
Recife, Pernambuco	Leased
Recife, Pernambuco	Owned
Rio de Janeiro, Rio de Janeiro (2 distribution centers)	Owned
Rio de Janeiro, Rio de Janeiro	Leased
Salvador, Bahia (2 distribution centers)	Owned
Santa Rosa, Rio Grande do Sul	Owned
Santos, São Paulo	Owned
São Gonçalo, Bahia	Owned
São José dos Pinhais, São Paulo	Leased
Teutônia, Rio Grande do Sul	Owned
Uberlândia, Minas Gerais	Owned
Videira, Santa Catarina	Owned
Vitória, Espírito Santo	Leased

    We operate 42 cross-docking points in Brazil, in the locations set forth in the table below.

Cross-Docking Points	Owned or Leased
Apucarana, Paraná	Leased
Aracajú, Sergipe	Leased
Araçatuba, São Paulo	Leased
Bauru, São Paulo	Owned
Belem, Pará	Leased
Belo Horizonte, Minas Gerais	Leased
Brasilia, Distrito Federal	Owned
Campo Grande, Mato Grosso do Sul	Owned
Campo Grande, Mato Grosso do Sul	Leased
Cascavel, Paraná	Leased
Catanduva, São Paulo	Leased
Cuiabá, Mato Grosso	Leased
Esteio, Rio Grande do Sul	Leased
Fortaleza, Ceará	Leased
Goiania, Goiás	Leased
Guarapuava, Paraná	Leased
Guarulhos, São Paulo	Owned
Imperatriz, Maranhão	Leased
Itabuna, Bahia	Leased
Itajai, Santa Catarina	Owned
Jardinópolis, São Paulo	Leased
Limeira, São Paulo	Leased
Macapá, Amapá	Leased
Maceió, Alagoas	Leased
Natal, Rio Grande do Norte (2 cross-docking points)	Leased
Paraiso do Tocantins, Tocantins	Leased
Passo Fundo, Rio Grande do Sul	Leased
Pouso Alegre, Minas Gerais	Leased
Ribeirão Preto, São Paulo	Owned
S. Bernardo do Campo, São Paulo	Leased
S. José dos Campos, São Paulo	Owned
Santa Maria, Rio Grande do Sul	Owned
Santos, São Paulo	Leased
São Luís, Maranhão	Leased
São Paulo, São Paulo	Owned
Sorocaba/Campinas, São Paulo	Leased
Teresina, Piauí (2 cross-docking points)	Leased
Uberlândia, Minas Gerais	Leased
Varginha, Minas Gerais	Leased
Vitória, Espírito Santo	Leased

    On December 28, 2010, we entered into an agreement pursuant to which we agreed to sell Sadia’s plant in São Paulo for R$120 million, subject to certain conditions, and we expect that the sale will close in July 2011.

    We lease our administrative office at Rua Hungria 1400, São Paulo, in the State of São Paulo. In the first quarter of 2011, we subleased a portion of the office to Sadia, as well as our former administrative office in São Paulo. In addition, we own an administrative office in Videira, in the State of Santa Catarina, and we lease an administrative office in Itajaí, in the State of Santa Catarina.

    In early March 2011, a fire affected part of the installations of the Nova Mutum, Mato Grosso unit. The fire was of minor proportions, and the unit’s production will be temporarily absorbed by other BRF plants in such a way as not to compromise supplies to clients and consumers. The Nova Mutum facility is covered by fire insurance. We have requested indemnification from the insurance company for all losses incurred, and the insurance company is currently evaluating our request. For more information, please see “—B. Property, Plant and Equipment—Insurance Coverage.”

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

    Noncompliance with environmental laws and regulations may result in the imposition of administrative and criminal penalties against the violator, in addition to indemnity obligations for environmental damages. Administrative penalties may include notices, fines, temporary or permanent injunctions, suspension of subsidies from public agencies and temporary or permanent closure of a business. Criminal sanctions include fines and imprisonment (for individuals) and dissolution (for legal entities). Fines for operating without a license may vary by state, and penalties vary according to environmental damages caused. In addition, under Brazilian environmental law, the corporate structure of a company may be disregarded if it is deemed necessary to guarantee the payment of the costs related to environmental damages.

    We retain professionals with training in risk and waste management capable of prompt action in emergency situations. All our meat processing plants were built in compliance with applicable environmental laws relating to the disposal of effluents and waste. In addition, our Marau facility was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool that seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to the certification under ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series), respectively.  In 2009, 2010 and 2011, ten of BRF’s units were certified according to the ISO 14001 standards: Lages, Marau Aves, Marau Suínos, Herval d’Oeste, Serafina Corrêa, Chapecó, Paranaguá, Ponta Grossa, Salto Veloso and Alho Veloso.

    We have implemented an environmental policy based on ensuring that our activities and growth are developed in harmony with the environment. We have an Environmental Coordination Committee composed of members from different functions within our company that oversees implementation of our environmental policy and monitors our environmental practices.

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

    On July 19, 2010 we signed a separate consent agreement (Termo de Ajustamento de Conduta) with the municipality Rio Verde, in the State of Goiás, to settle a dispute relating to deposits into a stream near our facility pursuant to which we were required to (i) pay R$100,000 as environmental compensation to the Municipal Environmental Fund (Fundo Municipal do Meio Ambiente); (ii) build a sidewalk and a wire fence around the Abóbora stream; and (iii) build a 24-hour staffed water monitoring system to monitor water quality in the Abóbora stream and (iv) discontinue use of a certain water reservoir.

    On March 11, 2010, Sadia executed a consent agreement with the Uberlândia Municipal Environmental Secretary (Secretaria Municipal de Meio Ambiente) by which it assumed the obligation of installation, operation and monitoring of a system capable of minimizing and eliminating the generation of odors outside the boundaries of the plant located in the Municipality of Uberlândia, State of Minas Gerais.

    Partnerships with integrated outgrowers is one of the strategies we use to ensure that our activities and those of our suppliers are performed according to world environmental standards. We are responsible for our integrated outgrowers’ licensing projects and provide technical support and guidance on the best way to manage environmental issues.

    We are also aware of the need to increase and expand our environmental control systems in line with the pace of growth and diversification expected over the next few years. All new investments involving an increase in production must build enhanced effluent treatment plants and fuel and steam generation capacity to meet standards already reached elsewhere and, if possible, improve these standards. In 2010, we invested R$144.1 million in environmental projects.

    Insurance Coverage

    We purchase insurance to cover the following risks: (1) fire, lightning, explosions and other risks to our property (building, equipments, machinery, furniture and inventories/goods), including business interruption, with a combined maximum insured limit of R$600 million and assuming a total value at risk of our property of R$20.3 billion at December 31, 2010 and R$15.9 billion at December 31, 2009; (2) domestic and international cargo insurance for our goods, with maximum coverage per occurrence of R$2 million for domestic cargo and R$30 million for import and export shipping, limited to the cargo invoice amount and shipment terms; and (3) other coverage, including general liability and vehicle third-party liability.

    In early March 2011, a fire affected part of the installations of the Nova Mutum, Mato Grosso unit. The fire was of minor proportions, and the unit’s production will be temporarily absorbed by other BRF plants in such as a way as not to compromise supplies to clients and consumers. The Nova Mutum facility is covered by fire insurance. We have requested indemnification from the insurance company for all the losses, and the insurance company is currently evaluating our request.

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

    ➢  Meat products:

    •      frozen whole and cut chickens;

    •      frozen pork cuts and beef cuts;

    •      processed food products, such as the following:

    •         marinated frozen whole and cut chickens, roosters (sold under the Chester®brand) and turkeys;

    •         specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;

    •         frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

    ➢  Dairy products:

    •         milk (UHT and pasteurized);

    •         dairy products, such as cheeses, powdered milk and yogurts;

    ➢  Other processed products:

    •         frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies;

    •         juices, soy milk and soy juices;

    •         margarine;

    ➢  Other:

    •         soy meal and refined soy flour, as well as animal feed.

    In the year ended December 31, 2010, we generated 30.4% of our net sales from poultry, 10.6% from pork and beef, 10.2% from milk and dairy products, 37.2% from processed meat, 9.3% from other processed products and 2.3% from other products.

    In the domestic market, which accounted for 59.6% of our total net sales in the year ended December 31, 2010, we operate under such brand names as Perdigão, Sadia, Chester, Batavo, Elegê, Rezende, Confiança, Wilson, Fiesta, Miss Daisy, Qualy, Doriana and Becel  (through a strategic joint venture with Unilever) and Turma da Mônica (under license), which are among the most recognized names in Brazil. In export markets, which take the remaining 40.4% of our total net sales, the leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella and Confidence.

    We are a leading producer in Brazil of specialty meats (market share of approximately 54.6% from January to December 2010), frozen processed meats (market share of approximately 69.2% from December 2009 to November 2010), dairy processed products (market share of approximately 11.2% from December 2009 to November 2010), pizzas (market share of approximately 70.3% from January 2010 to December 2010), pastas (market share of approximately 82.5% from December 2009 to November 2010) and margarines (market share of approximately 62.1% from January to December 2010), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A., or “A.C. Nielsen.”  We also sell our frozen poultry, pork and beef products in the domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 40 distribution centers. As of December 31, 2010, we operated 42 meat processing plants (of which we owned 36; the others are owned by third parties but process meat for us), 25 hatcheries (of which we owned 23), 23 animal feed mills, 14 dairy processing plants (of which we own nine, one of which is under construction and five are owned by third parties), two margarine processing plants (one of which is held through a joint venture with Unilever), 13 milk collecting centers, one soybean processing plant and one pizza, pasta, dessert and industrialized processing plant.

    We are the largest Brazilian exporter of poultry products and are among the largest such exporters in the world, according to the Brazilian Secretariat for External Commerce (Secretariado de Comércio Exterior, or “SECEX”), an agency of the Brazilian Ministry of Development, Industry and External Commerce (Ministério do Desenvolvimento, Indústria e Comércio Exterior). We are also the leading Brazilian exporter of pork products, based on export sales volumes in 2009, according to Brazilian Pork Industry and Exporter Association (Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína), or “ABIPECS.”

    In the milk and dairy product industry, we are a leader in sales of UHT milk in Brazil, with a 14.8% market share, based on volumes of sales from January 2010 to December 2010, according to A.C. Nielsen. As of December 31, 2010, we had a 6.2% market share of the Brazilian production of powdered milk, according to the U.S. Department of Agriculture, or “USDA.”

    We export primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In 2010, our exports accounted for 40.4% of our total net sales. We export to more than 5,000 clients, with customers in Europe accounting for 19% of our export net sales in 2010; the Far East, 20.9%; Eurasia (including Russia), 11.3%; the Middle East, 31.9% and the Americas, Africa and other regions, 16.9%.

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

    Brazilian and Global Economic Conditions

    GDP growth was 5.1% in 2008, (0.6)% in 2009 and 7.5% in 2010, according to the IBGE. Although the global economy has shown lower rates of growth in the past two years, the Brazilian economy has  been less affected by the global financial crisis than some other countries due to, among other things:

    •         domestic consumption;

    •         growth in the real estate sector;

    •         higher export prices of commodities; and

    •         government spending.

    From 2003 to 2007, the devaluation of the U.S. dollar against other currencies and the conservative monetary and fiscal policies of the current government led to an appreciation of the real  in relation to the U.S. dollar. This appreciation ceased in September 2008 as global financial markets collapsed. The real  then depreciated in relation to the U.S. dollar until the end of 2008.  With the beginning of the recovery of the markets in 2009, the real  began to appreciate again, reaching the levels of 2007.

    The basic interest rate increased until June 2003, when the Central Bank began to lower it, reaching 11.25% in April 2008. Strong economic activity in Brazil in 2008 led to Central Bank concerns about inflation, and the Central Bank began raising interest rates until December 2008, when the benchmark Selic rate reached 13.75%.  But fear that the global financial crisis could severely affect Brazil changed the course of the interest rate in 2009. The Central Bank began easing monetary policy, and in July 2009, it set the Selic rate at 8.75%. In 2010, lower rates and increases in real income resulted in greater domestic consumption and greater consumer and industry confidence. In the first quarter of 2011, grain commodity prices have increased, which may cause consumer inflation to deviate from the Central Bank’s target, and the Central Bank may find it necessary to raise interest rates to prevent greater increases in inflation.

    Brazilian macroeconomic factors have also had a direct effect on domestic demand for our products. For example, among the low-income population in Brazil, demand for our specialty meats, frozen processed meats and other frozen foods has increased due to the real income growth between 2005 and 2010. In 2010, real income and nominal salaries in Brazil were 3.9% and 9.7% higher, respectively, than those in 2009.

    In recent years, the average unemployment rate in Brazil has been lower than historical levels.  According to IBGE, it reached 5.3% in December 2010. The effectiveness of the government stimulus programs, including a reduction in taxes in the automobile and real estate sectors, led to lower prices of durable goods and increased consumption and industry confidence. Beginning in the third quarter of 2009, the service and commerce sectors began hiring again.

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

    •         In December 2007, Russia began to reopen its market to imports of Brazilian beef and pork products from certain states of Brazil and currently has its market open to imports from most states, including the States of Santa Catarina, São Paulo, Paraná, Mato Grosso do Sul, Minas Gerais and Goiás.

    •         Ukraine also restricted pork imports for the retail market, on which higher taxes are levied, for a period through December 2008. In March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating from the United States and Brazil. We were asked to answer a questionnaire from the Ministry of Economy of Ukraine in connection with the investigation.

    •         At the end of 2009, Russia established 2010 import quotas on chicken, pork and beef protein. The largest shares of these quotas were allocated to the United States and Europe, with the remainder being divided among Brazil, Australia, Canada, New Zealand, Argentina and Uruguay.

    •         Protectionism in the European market has resulted in the imposition of additional import duties on unprocessed products and import quotas on cooked chicken, and processed and seasoned chicken cuts.  The high duties levied on imports in this market have limited the competitiveness of Brazilian products.

    In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long term, these restrictions affect the rate of growth of our business.

    Effect of Animal Diseases

    Avian Influenza (H5N1)

    Global demand for poultry products first decreased in the first half of 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in the first half of 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in tour export markets in that period. Although net sales of poultry products in the domestic market increased in the first half of 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets.  In the second half of 2006, poultry exports, demand, production and global inventories gradually improved. Poultry exports also increased in 2007 and in 2008 before the onset of the global economic crisis.

    Concerns about avian influenza (H5N1) had less of an effect on demand in 2009 and in 2010 than overall economic factors and the more highly publicized A(H1N1) virus described below.  However, if significant numbers of new avian influenza cases were to develop in humans, even if they do not occur in any of our markets, then demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans could negatively impact our business due to the public sensitivity to the disease.

    The Brazilian Ministry of Agriculture established a plan for the prevention of outbreaks of avian influenza and Newcastle disease in April 2006, requiring the inspection of Brazilian states’ sanitary systems. In addition to the Brazilian government plan, we have implemented our own regional plan to minimize the transportation of raw materials and finished products across state lines and to allow us to isolate production in any state in which an outbreak of an animal disease may occur. We could incur costs in connection with the implementation of the Brazilian government plan and our own regionalization plan.

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

    As of July 4, 2010, more than 18,311 deaths worldwide had been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but those countries later reopened their markets to producers from Mexico, the United States and Canada.

    On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export  markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

    Other Animal Diseases

    In addition, demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states were banned in Russia from 2005 to 2007 due to cases of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. Although we do not raise hogs in Mato Grosso do Sul and our Carambeí plant in Paraná accounts for only 12% of our total hog production, these bans affected Brazilian exports into Russia generally and required us to shift pork production for the Russian market to Rio Grande do Sul, the only Brazilian state that was not subject to the ban, until Russia lifted restrictions on imports from an additional eight Brazilian states in December 2007.

    Effect of Export Market Demand on the Domestic Market

    Fluctuations in demand for poultry, pork and beef products in our export markets often have an indirect effect on the supply and the selling prices for those products in the domestic market. When global economic factors, concerns about global outbreaks of animal diseases, imposition of trade barriers and other factors lead to a demand decrease in key export markets, we and our principal Brazilian competitors in those markets often attempt to redirect those products to the domestic market. The resulting increases in supply in the domestic market generally lead to a decrease in selling prices, which affects our net sales in the domestic market. We do not currently believe that the recent earthquake in Japan will materially adversely affect our results of operations; however, any significant deterioration in the Japanese economy could lead to decreased demand for our products in Japan and could adversely affect our results of operations.

    For example, the abrupt decline in export prices in the fourth quarter of 2008 and in 2009, due to the effect of the global financial crisis on export market demand, caused an oversupply of products in the domestic market as Brazilian producers, including us, redirected products to the Brazilian market, negatively affecting average selling prices.

    We closely monitor the actions of our major competitors because their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence demand and supply both in the domestic market and our export markets. In the domestic market, for example, a significant majority of the market share in several categories, including specialty meats and frozen processed meats, is attributable to us and a small number of larger competitors.  See “Item 4. Information on the Company—A. History and Development of the Company—Competition.”  In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.

    Commodity Prices

    Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices for soy meal and soybeans and, to a lesser extent, corn, and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 22.7% of our cost of sales in 2010 and 22.6% in 2009. Although we produce most of the hogs we use for our pork products, in 2010 we also purchased hogs on the spot market.

    In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2010, the average corn price quoted on the Chicago Board of Trade (CBOT) was 14.8% higher than the average price in 2009. Soybean prices quoted on the CBOT also increased by 2.6% in 2010 compared to 2009. The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

    Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities. For example, in the fourth quarter of 2008, as the global financial crisis increasingly affected demand for products like ours, we were forced to decrease our selling prices even though we had experienced the significant increases in raw material prices described above during the first three quarters of 2008.

    The following graph illustrates the movements in the price of corn in Cascavel in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated,  as reported by Agra Informa Ltda., or “Agra-FNP,” a private Brazilian firm.

    Wholesale Corn Prices at Cascavel, State of Paraná (R$ per 60Kg sack)

    Current Brazilian government estimates of the Brazilian corn harvest in 2010-2011 forecast 55 million tons, according to a survey undertaken in March 2011 by the National Supply Company (Companhia Nacional de Abastecimento) or “CONAB,” an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a 1.7% decrease from 56 million tons harvested in 2009-2010. Of these 55 million tons, 33 million tons are forecast for the summer crop and 22 million tons for the second crop (safrinha), to be harvested up to early August 2011.

    The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Agra FNP.

    Wholesale Soybean Prices at Ponta Grossa, State of Paraná (R$ per 60Kg sack)

    According to a survey released by CONAB in March 2011, current Brazilian government estimates of the Brazilian soybean harvest in 2010-2011 forecast 70.3 million tons. This estimate represents a 2.3% increase over the soybean harvest in 2009-2010.

    The estimated total exports of soybeans in the 2010-2011 harvest is 32.1 million tons, which represents a 10.2% increase over the 2009-2010 harvest (29.1 million tons). Inventory volumes for the 2010-2011 harvest may be increased compared to 2009-2010. CONAB estimates Brazilian inventories of 3 million tons, while in the last season stocks reached 2.7 million tons.

    Brazilian exports of soybeans from January through December 2010 totaled 29.2 million tons. Revenues from exports of soybeans in 2010 totaled U.S.$11.1 billion, with an average price of U.S.$380 per ton, compared with an average price of U.S.$400 per ton in 2009.

    Despite the higher exports of soybean, average prices of domestic soybeans decreased 14% in 2010 relative to 2009, primarily as a result of the appreciation of the real and decreasing international market prices.

    For information about certain expected trends in commodity prices for 2010, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

    Effects of Exchange Rate Variations and Inflation

    The table below sets forth, for the periods indicated, the fluctuation of the real  against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2010	2009
Appreciation (depreciation) of the real against the U.S. dollar	4.3%	25.5%
Period-end exchange rate (U.S.$1.00)	R$1.67	R$1.74
Average (daily) exchange rate (U.S.$1.00) (1)	R$1.76	R$1.99
Basic interest rate SELIC (2)	10.75%	8.75%
Inflation (INPC) (3)	6.5%	4.1%
Inflation (IPCA) (4)	5.9%	4.3%
Inflation (IGP-M) (5)	11.3%	(1.7%)
__________________________ Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

    (1)   The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

    (2)   The SELIC (Sistema Especial de Liquidação e de Custódia) interest rate is the primary Brazilian reference interest rate.

    (3)   INPC is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in 11 metropolitan areas of Brazil.

    (4)   IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

    (5)   The General Market Price Index (Indice Geral de Preços do Mercado), or “IGP-M” gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

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

    We had total foreign currency-denominated debt obligations in an aggregate amount of R$3,986.9 million at December 31, 2010, representing 55% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real  in relation to the U.S. dollar or other currencies would increase the amount of reais  that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

    Effects of Interest Rates

    Our financial expenses are significantly affected by movements in Brazilian and foreign interest rates. At December 31, 2010, R$3,241.3 million, or 45% of our total liabilities from debt obligations of approximately R$7,202.9 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais  and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six-month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

    The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2010	2009	2008
	(%)	(%)	(%)
TJLP	6.0	6.15	6.25
CDI	9.8	9.97	12.28
Six-month LIBOR	0.52	1.11	3.06

    Freight Costs

    The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2010 and 2009, freight costs represented approximately 5.9% and 8.0% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

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

    On July 8, 2009, the Company’s shareholders approved the exchange of common shares of HFF for common shares of BRF at an exchange ratio of 0.166247 common shares of BRF for each share of HFF.  On August 18, 2009, an additional separate extraordinary meeting of the common shareholders of BRF and Sadia was held to approve the exchange of common and preferred shares of Sadia for common shares of BRF at an exchange ratio of 0.132998 common shares of BRF for each common share or preferred share of Sadia.

    On February 21, 2008, our board of directors approved the merger of 54% of the shares held by the shareholders of Eleva into Perdigão S.A. at an exchange ratio of 1.74308855 shares of Eleva for one share of Perdigão, for a total amount of 20,256,751 issued shares.

    Results of Operations

    Transition to International Financial Reporting Standards

    We have changed our consolidated financial reporting from accounting principles generally accepted in Brazilian GAAP to IFRS, as issued by the IASB. We adopted IFRS for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes. The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices. IFRS differs in certain significant respects from U.S. GAAP.

    Note 3 to our consolidated financial statements describes the accounting pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) and approved by the CVM that govern the transition to IFRS and have been adopted by our company.  Note 3 also contains a reconciliation of shareholders’ equity and net income recorded under Brazilian GAAP as of and for the year ended December 31, 2009 to the amounts recorded under IFRS.

    Explanation of Exemptions Applied in the Transition to IFRS

    In our transition to IFRS, we have applied certain voluntary exemptions, at the transition date of January 1, 2009, provided for in the standards issued by the IASB, as follows:

    •         Business combinations:  We applied an exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date at fair value. Goodwill calculated prior to the transition date was maintained and is subject to testing for impairment each year.

    •         Use of deemed cost for property, plant and equipment:  We elected not to measure property, plant and equipment at fair value as the deemed cost of those assets for purposes of our balance sheet as of the transition date.  In making this election, we took into consideration that (1) we believe that the cost method, net of a provision for losses, is the best method to value our property, plant and equipment, (2) our property, plant and equipment is divided into well-defined classes of assets related to our operating activities, (3) in 2009, we reviewed the estimated useful lives of our property, plant and equipment and (4) we have efficient controls over property, plant and equipment items that enable the identification of losses and changes in estimated useful lives.

    •         Actuarial gains and losses: Our management recognized the actuarial gains and losses immediately through other comprehensive income, with immediate effect on retained earnings within shareholders’ equity. If an asset is determined to exist as of the end of the fiscal year and if this asset is above a specified asset ceiling, we record the asset in shareholders’ equity through other comprehensive income.  At the transition date, no such asset was recognized by our company.

    The mandatory exemptions provided for under IFRS standards were in accordance with the accounting practices we previously adopted, and, therefore, had no impact on our consolidated financial statements.

    Additionally, in order to attend the new accounting requirements, our management made the following reclassifications in the balance sheet and in the statement of income:

    •         Judicial deposits previously presented within the balance of provision for tax, civil and labor risks were reclassified to non-current assets;

    •         The balance related to live animals for slaughtering previously classified as inventories was reclassified to the biological assets group in current assets;

    •         The balance related to breeding animals previously classified in the property, plant and equipment group was reclassified to the biological assets group in non-current assets;

    •         The balance related to derivatives transactions previously classified as loans and financing was reclassified to other financial assets or liabilities;

    •         The assets available for sale previously classified in as other assets were reclassified to assets held for sale;

    •         The non-controlling interest previously classified in a stand-alone group between liabilities and shareholders’ equity was reclassified to our shareholders’ equity group; and

    •         For fiscal years presented for comparison purposes, the transaction related to assigned receivables in the domestic market entered into by our wholly-owned subsidiary Sadia ended on September 30, 2010, was reclassified from accounts receivable in current assets to loans and financing in current liabilities.

    The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this form. The consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB.

    Limitation on Comparability of Our Financial Statements

    Business Combination with Sadia – Our results of operations for 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2010.

    Sadia’s results of operations were fully consolidated as from July 8, 2009, when the common shareholders of BRF, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for the purposes of the acquisition, approved our business combination with Sadia. Consequently, our results of operations for the year ended December 31, 2009 include the results of operations of Sadia only for the period subsequent to the July 8, 2009 acquisition date.

    For more information on our acquisitions in 2009, including the business combination with Sadia, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments” and note 7.1 to our consolidated financial statements.

    Results of Operations as a Percentage of Net Sales

    The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2010 and for 2009 on a historical basis.

	Years Ended December 31,
	2010	2009
	(%)	(%)
Net sales	100.0%	100.0%
Cost of sales	74.7%	80.0%
Gross profit	25.3%	20.0%
Operating expenses:
Sales expenses	15.5%	16.2%
General and administrative expenses	1.5%	1.4%
Other operating expenses	1.7%	1.9%
Equity interest in income of subsidiaries	0.0%	0.0%
Operating income	6.5%	0.5%
Financial income (expenses), net	2.1%	1.7%
Income before taxes and participation of non-controlling shareholders	4.4%	2.1%
Income and social contribution taxes	0.9%	1.4%
Net income	3.5%	0.7%
Attributable to:
BRF shareholders	3.5%	0.8%
Non-controlling shareholders	0.0%	0.1%

    Presentation of Net Sales Information

    We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

    • ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2010 was 8.8%.

    • PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS in 2010.

    • Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

    Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

    The table below sets forth our gross sales and deductions for the years ended December 31, 2010 and 2009:

	As of December 31,
	2010	2009
Gross sales:	(in millions of reais)
Domestic sales	16,607	11,619
Foreign sales	9,427	6,749
	26,034	18,368
Sales deductions
Sales tax	(2,759)	(2,059)
Refunds and rebates	(594)	(403)
Net sales	22,681	15,906

    Segment Presentation

    We operate in two business segments: the domestic market and the export market. In each market, we produce and distribute:

    •         meat products, such as meat cuts (which we refer to as in natura meat), including poultry, pork and beef, and processed meats;

    •         dairy products, including milk and other dairy products;

    •         other processed products, such as lasagnas, pizzas and cheese bread; and

    •         other products, such as soy meal and refined soy flour.

    We report net sales by market. Because we use the same assets to produce products for both our domestic and export market, we do not identify assets by market.  See note 6 to our consolidated financial statements for a breakdown of net sales by segment and product line.

    Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

    The following provides a comparison of our results of operation for the year ended December 31, 2010 against our results of operation for the year ended December 31, 2009, based on our consolidated financial statements prepared in accordance with IFRS.

    To facilitate the comparison of the two periods, we present certain sales volume data and prices on a combined basis to give effect to the acquisition of Sadia as if it had occurred on January 1, 2009.  The combined presentation of sales volume and average selling price information is not in accordance with IFRS.

    Net Sales

    Our net sales increased by R$6,775 million, or 42.6%, to R$22,681 million in 2010 from R$15,906 million in 2009. As described in more detail below, the increase in each category is primarily due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009, and the remaining amount is primarily due to increased net sales in the domestic market and, to a lesser degree, in the export market.

    Domestic Market

    Net sales increased by R$4,145 million, or 44.2%, to R$13,515 million in 2010 from R$9,370 million in 2009. Of this increase, approximately two-thirds is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is primarily due to increased net sales of in natura meat, processed meat and other processed foods. On a combined  basis, sales volumes  increased 4.9% to 3.8 million tons in 2010 from 3.6 million tons in 2009, reaching sales volume levels achieved before the global economic crisis.

    The demand in the domestic market has been stimulated by an increase in real incomes in Brazil and low unemployment numbers, as well as increased consumption levels among Brazil’s emerging social classes, which helped increase sales in all of our segments, especially our products that are traditionally consumed during the end-of-year holiday season. For the products we sell in our domestic market, we have generally given higher priority to profit margins over market share.

    The following table provides a breakdown of changes in net sales and sales volume in the domestic market on a historical basis.

Historical	Net Sales			Sales Volumes
	2010	2009	Change	2010	2009	Change
Domestic Market	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	1,039	566	84	255	161	59
Pork/Beef	891	376	137	145	86	69
Total meat (in natura)	1,930	942	105	400	246	62
Processed meat	6,738	4,835	39	1,437	1,038	38
Total meat	8,668	5,777	50	1,837	1284	43
Dairy Products:
Milk	1,585	1,437	10	873	793	10
Other dairy products	707	702	1	202	209	(3)
Total dairy products	2,292	2,139	7	1,076	1,001	7
Other processed	2,026	1,015	100	455	254	79
Other	529	438	21	389	362	8

Total	13,515	9,370	44	3,756	2,901	29

Total processed meat & other processed	9,472	6,553	45	2,094	1,501	29
Total processed products as a percentage of net sales	70%	70%	–	56%	52%	–

    The following table provides a breakdown of changes in sales volumes in the domestic market on a combined basis.

Combined	Sales Volumes
	2010	2009	Change
Domestic Market	(in thousand of tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	255	216	18
Pork/Beef	145	124	16
Total meat (in natura)	400	341	17
Processed meat	1,437	1,382	4
Total meat	1,837	1,723	7
Dairy Products:
Milk	873	793	10
Other dairy products	202	209	10
Total dairy products	1,076	1,001	7
Other processed	455	402	13
Other	389	454	(14)

Total	3,756	3,580	5

Total of processed meat, other dairy products and other processed	2,094	1,993	5
Total processed products as a percentage of net Sales	56	56	–

    The following table provides a breakdown of average selling prices in the domestic market on a combined basis.

Combined	Average Selling Prices
	2010	2009	Change
	(in reais per kg)
Domestic Market			(%)
Meat	4.72	4.55	3.6
Dairy	2.13	2.14	(0.3)
Other processed	4.45	4.01	11.2
Other	1.36	1.21	11.8

    Meat – Domestic net sales from meat increased R$2,891 million, or 50.1%, to R$8,668 million in 2010 from R$5,777 million in 2009. More than two-thirds of this increase is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to increased sales volumes of in natura meat and processed meat and slightly higher average selling prices in 2010 than in 2009. On a combined basis, sales volumes of meat increased 6.6% to 1.8 million tons in 2010 from 1.7 million tons in 2009. The recovery of in natura meat exports in 2010 helped stabilize the supply of meat products in the domestic market, sustaining domestic prices and the sale of processed meat with greater added value. On a combined basis, sales volumes of processed meat increased 4%, and sales volumes of in natura meat increased 17.4% (including increases in both poultry and pork/beef) for an overall increase in meat sales volumes of 6.6%. Average selling prices for meat were 3.6% higher in 2010 than in 2009 on a combined basis.

    Dairy Products – Domestic net sales from dairy products increased 7.2% to R$2,292 million in 2010 from R$2,139 million in 2009, recovering to our net sales levels of 2008. The increase was due to increases in sales volumes, as average prices for dairy products continued at the same levels as in 2009. Our margins for dairy products were negatively affected by the high prices paid to milk producers in 2010.

    The results in 2010 for dairy products did not exhibit the typical seasonal pattern seen in other years, which made cost and inventory management more difficult in 2010. Because these problems prevented margins from returning to historical levels, we pursued a policy of preserving profitability in this segment, which translated into reduced market share for processed items and UHT milk.

    Our combined sales volumes were equal to our historical sales volumes of dairy products because Sadia did not historically sell milk and other dairy products.

    Other Processed Products – Domestic net sales from other processed products increased R$1,011 million, or 99.6%, to R$2,026 million in 2010 from R$1,015 million in 2009.  More than two-thirds of the increase is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to increases in both sales volumes and average prices. On a combined basis, sales volumes increased 13.1% to 455 million tons in 2010 from 402 million tons in 2009, and average selling prices increased 11.2% in 2010 from 2009.

    In 2010, we introduced Meu Menu, a line of ready-to-eat/cook, frozen and individual dishes for consumers living alone and Escondidinho, which is inspired by traditional recipes of Brazilian cuisine and targeted at the family market. We also ran campaigns designed to consolidate our brands, taking advantage of events with major popular appeal, such as the World Cup soccer tournament. Overall, our market share in 2010 generally remained stable for these products, with the exception of margarines, where our market share grew.

    Other Products – Other products include soybeans, animal feed and other products. Domestic net sales of other products increased R$91 million, or 20.8%, to R$529 million in 2010 from R$438 million in 2009. The increase is due to the effect of including the net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. Without the effect of the Sadia transaction, domestic net sales of other products would have decreased in 2010 compared to 2009. On a combined basis, sales volumes decreased 14% to 389 thousand tons in 2010 from 454 thousand tons in 2009. The decrease in sales volumes was partially offset by an 11.8% increase in average selling prices on a combined basis.

    Food Service – We also report net sales of our products to food service customers, such as fast food chains, restaurants, hotels and the institutional market. These net sales occur in our domestic market and are included in the line items above. We separately present food service net sales because sales to food service channels are part of our growth strategy. Domestic net sales from food service increased 13.1% in 2010, largely because of an increase in consumption of food away from home by Brazilians due to greater income levels and low unemployment rates.

    Food service is one of our strategic growth segments. We believe the food service market is benefitting from a change in the eating habits of the Brazilian population due to income growth and low unemployment rates.

    Export Markets

    Net sales to our export markets increased R$2,630 million, or 40.2%, to R$9,166 million in 2010 from R$6,536 million in 2009. More than three-quarters of this increase is due to the effect of including the net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to increased sales of in natura meat and processed meat. On a combined basis, sales volumes increased 5.9% in 2010 to 2.3 million tons from 2.1 million tons in 2009.

    In accordance with the guidelines provided by CADE, we have integrated international sales following our business combination with Sadia, which has enabled us to achieve synergies and economies of scale and improve the management of our product portfolio. Sadia  has become a premium brand focused on added value and innovation. Perdix  is positioned as a mainstream high-end brand, dedicated to the sale of large volumes and products designed to local demand. Borella, Halal, Fazenda  and others have been maintained as brands that compete with local overseas food product industries.

    Our international division, Plusfood, with units in The Netherlands and the United Kingdom, reinforces our strategy in Europe by manufacturing items destined for the European market, such as Perfect Portions, a standardized line of items for the food service business, and other products aimed at satisfying European consumer demand.

    The following table provides a breakdown of changes in net sales and sales volumes in our export markets on a historical basis.

Historical	Net Sales			Sales Volumes
	2010	2009	Change	2010	2009	Change
Export Markets	(in millions of reais, unless otherwise specified)		(%)	(thousand tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	5,847	4,161	40	1,640	1,155	42
Pork/Beef	1,515	1,025	48	282	223	26
Total meat (in natura)	7,361	5,186	42	1,922	1,378	40
Processed meat	1,690	1,259	34	357	246	45
Total meat	9,051	6,445	40	2,278	1,623	40
Dairy Products:
Milk	1	12	(92)	—	2	(92)
Other dairy products	19	10	96	3	2	45
Total dairy products	20	22	(10)	3	4	(28)
Other processed	91	40	129	18	10	90
Other	4	29	(85)	6	9	(30)

Total	9,166	6,536	40	2,306	1,645	40

Total of processed meat, other dairy products and other processed	1,799	1,308	38	378	257	47
Total processed products as a percentage of net sales	20%	20%		16%	16%	—

    The following table provides a breakdown of changes in sales volumes in our export markets on a combined basis.

Combined	Sales Volumes
	2010	2009	Change
Export Markets	(thousand tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	1,640	1,529	7.3
Pork/Beef	282	287	(2.4)
Total meat (in natura)	1,922	1,817	5.7
Processed meat	357	329	8.5
Total meat	2,278	2,147	6
Dairy Products:
Milk	—	2	(92.3)
Other dairy products	3	2	44.8
Total dairy products	3	4	(28)
Other processed	18	18	—
Other	6	9	(30)

Total	2,306	2,177	6

Total of processed meat, other dairy products and other processed	378	348	8
Total processed products as a percentage of net sales	16%	16%	—

    The following table provides a breakdown of average selling prices in our export markets on a combined basis.

Combined	Average Selling Prices
	2010	2009	Change
Export Markets	(in reais per kg)		(%)
Meat	3.9	4.0	(1)
Dairy	7.0	5.6	25
Other Processed	4.9	6.7	(27)
Others	0.7	3.4	(78)

    Meats –  Export net sales from meat products increased R$2,606 million, or 40.4%, to R$9,051 million in 2010 from R$6,445 million in 2009.  More than three-quarters of this increase is due to the effect of including the net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to the recovery of the export markets for both in natura meat and processed meat. On a combined basis, sales volumes increased 6.1% to 2.3 million tons in 2010 from 2.1 million tons in 2009.  During the first half of 2010, full inventories in the global markets led to depressed prices, and we adjusted our portfolio accordingly. By the second half of 2010, supply and demand was back in equilibrium and conditions had improved. On a combined basis, average prices in U.S. dollars FOB (Free on Board), were 11.4% higher relative to average prices in 2009 on a combined basis. However, the appreciation of the real  in relation to the U.S. dollar led to a reduction in average selling prices in real  terms.

    Dairy Products – Export net sales from dairy products decreased 9.1% to R$20 million in 2010 from R$22 million in 2009, largely driven by lower sales volumes, which decreased 28% to 3 million tons in 2010 from 4 million tons in 2009 due to weaker international demand. This decrease more than offset a 25% increase in average selling prices in 2010 compared to 2009.

    We plan to expand our unit in Argentina, a cheese manufacturer, to make it self-sustainable and a source of value-added exports. We believe that Argentina offers a stable supply of quality and competitively priced raw materials in addition to enjoying sanitary agreements with European countries, making exports to the European market feasible.

    Our combined sales volumes were equal to our historical sales volumes of dairy products because Sadia did not historically sell milk and other dairy products.

    Other Processed Products – Export net sales from other processed products increased R$51 million, or 129%, to R$91 million in 2010 from R$40 million in 2009.  This increase is due to the effect of including the net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. Without the effect of the Sadia transaction, net sales of other processed products would have decreased, primarily due to a 27% decrease in average selling prices on a combined basis.  On a combined basis, sales volumes remained flat from year to year.

Other Products – Other products include soybeans, animal feed and other products. Export net sales of other products decreased R$25 million, or 85%, to R$4 million in 2010 from R$29 million in 2009, due to decreases in both sales volumes of soybean-based products and average selling prices. Our combined sales volumes of other products were equal to our historical sales volumes because Sadia did not historically export these other products.

We reported the following performance in our main overseas markets:

Europe – The economic crisis in some European countries, such as Greece, Ireland, Portugal and Spain, has weakened their domestic economies, causing considerable instability in 2010. Our operations have benefited from the upward pressure on international prices for the principal grains (corn and soybeans), permitting an increase in prices to the European market. In addition, our expansion at Plusfood was instrumental in enhancing our penetration in the region. We expect to double our capacity at our Dutch plant by mid-2011 and to sell that production to countries such as Spain, Germany, Austria and Poland.

Middle East – The markets in the Middle Eastern region were severely pressured in the first half of 2010 due to high product inventory. Importers remained cautious in the first half of 2010, but imports improved in the second half of 2010. The Middle East continues to be our principal overseas market. We believe there is strong potential for our products in countries such as Iraq and Jordan. In 2010, we launched 15 new products under Sadia’s brands in this region, and we expect to launch additional new products in 2011.

Far East – The Japanese market reported an improvement in the prices for imported products, with consumption remaining steady in 2010. We do not currently believe that the recent earthquake in Japan will materially adversely affect our results of operations; however, any significant deterioration in the Japanese economy could lead to decreased demand for our products in Japan and could adversely affect our results of operations. In China, demand for our products continued to be strong, especially following the opening of our office in the financial hub of Shanghai. We expect the major growth potential of the Chinese market to have a positive effect on our business.

Eurasia – Demand from countries in this region, such as Russia, remained strong both for poultry and pork/beef products, resulting in higher prices and volumes.

Africa, Americas and other countries – Our net sales increased in the African market, especially for processed products with an improvement in sales volumes and selling prices. We believe this region presents a growth opportunity for our products, especially in countries such as Algeria, Tunisia, Egypt, Morocco, Mozambique, South Africa and Namibia, as well as Angola.

With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the Americas have been particularly strong for our new line of specialty ham products in Argentina and Uruguay and for our Qualy  light margarine in Chile.

Cost of Sales

Cost of sales increased 33.2% to R$16,951 million in 2010 from R$12,729 million in 2009. More than three-fourths of this increase was due to the effect of including the cost of sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31, 2009. As a percentage of net sales, cost of sales decreased to 74.7% in 2010 from 80.0% in 2009, due to increased net sales in 2010 as economic conditions began to recover as our markets emerged from the global economic crisis. This decrease in cost of sales as a percentage of net sales permitted an increase in our gross margin, as described below, in spite of upward pressure on prices and a generally volatile price environment for our principal raw materials, including breeding stock and corn and soybeans.

Gross Profit

Gross profits increased 80.4% to R$5,730 million in 2010 from R$3,177 million in 2009. Of this increase, more than one-half is due to effect of including the gross profit of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to a gradual and consistent recovery in performance following the global financial crisis.  Our gross profit was 25.3% in 2010, compared to 20.0% in 2009.

Sales, General and Administrative Expenses

Sales, general and administrative expenses increased 37.7% to R$3,856 million in 2010 from R$2,799 million in 2009. Substantially all of this increase is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is primarily due to increased expenses on marketing, improvements to our IT systems, consulting expenses relating to our integration of Sadia and new executive hires. As a percentage of net sales, sales, general and administrative expenses improved to 17.0% in 2010 from 17.6% in 2009.

Other Operating Expenses

Other operating expenses increased 30.1% to R$393.9 million in 2010 from R$302.8 million in 2009, largely due to the costs of idle capacity of our new industrial units still in pre-operational phases: Bom Conselho, Pernambuco; Lucas do Rio Verde, Mato Grosso; Vitória de Santo Antão, Pernambuco; Mineiros, Goiás; and Três de Maio, Rio Grande do Sul.

Operating Income

Operating income before financial expenses (income) increased to R$1,484.6 million in 2010 from R$77.4 in 2009. Approximately one-third of this increase is due to effect of including the operating income of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is primarily due to increased net sales and the improvements in gross margin as described above.

Financial Income (Expenses), net

We recorded net financial expenses of R$483.1 million in 2010, compared to net financial income of R$262.4 million in 2009. This difference is principally due to the positive foreign exchange rate effect on net currency exposure throughout 2009, compared to the negative foreign exchange rate effect in 2010, as well as the increase in our net currency exposure in 2010 due to the inclusion of the net financial expenses of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009.

In 2010, we had a lower average cost of debt and a longer average debt maturity profile due to greater financial discipline adopted in our debt restructuring plan following our business combination with Sadia. Our net debt (total debt minus cash and cash equivalents and marketable securities) as of December 31, 2010 was 13.3% less than our net debt as of December 31, 2009.

Significant reductions in net currency exposure have been possible largely due to the use of non-derivative instruments (foreign-currency denominated debt) for foreign exchange protection in line with our hedge accounting policy. We have achieved benefits from matching foreign-currency liabilities with export shipments, thereby reducing the volatility of our financial expenses on a monthly basis.

Income Tax and Social Contribution

Income tax and social contribution decreased 11.2% to R$196.5 million in 2010 from R$221.2 million in 2009 due in part to a tax loss of R$132 million in 2010 from the incorporation of Perdigão Agroindustrial in the first quarter of 2009, losses recorded by Sadia in 2010 and the effects of currency translations from wholly-owned subsidiaries.

Net Income

For the reasons described above, net income increased 578.8% to R$804.9 million from R$118.6 million in 2009. Excluding the effect of including net sales of Sadia for the entire year in 2010, we believe the increase in net income in 2010 reflects better operating performance compared to 2009.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements included in this Annual Report on Form 20-F in accordance with IFRS, as issued by the IASB.

The preparation of these financial statements required management to make estimates and assumptions that affected the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and judgments on an ongoing basis and bases its estimates and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following is a description of the critical accounting policies, estimates or judgments that are important to the presentation of our consolidated financial statements.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from the inability of our customers to make required payments. Our management determines the allowance for doubtful accounts of domestic customers based on a risk analysis, which considers the estimated realization and historical losses on average receivable balances. Our management determines the allowance for doubtful accounts of export customers, who are fewer in number, based on an analysis of estimated losses for each customer. Large receivable balances are reviewed monthly to ascertain whether adjustments to the allowance for doubtful accounts are necessary. In estimating losses from doubtful accounts, management takes into account historical bad debts, customer creditworthiness, current economic conditions and changes in customer payment patterns. If the financial condition of our customers were to deteriorate, we could be required to increase our allowances for doubtful accounts, which would be charged to our statements of income.

Accounting for Business Combinations

We have made significant acquisitions that include the recording of goodwill and other intangible assets.

As a result of the convergence process from Brazilian GAAP to IFRS, we applied the business combination exemption provided for in IFRS 1 as of the transition date, electing not to restate the business combinations carried out before the transition date. Goodwill calculated prior to the transition date was maintained and is subject to impairment testing every year.

Business combinations that occurred after the transition date were accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at the acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, our management evaluates the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

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

Goodwill

As mentioned above, goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

Under IFRS, goodwill is not amortized and is subject to a yearly impairment test. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows. We identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit by expected discounted operating cash flows generated by the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.

The use of different assumptions for valuation purposes, including estimates of future cash flows and discount rates, could have resulted in different estimates.

Depreciation, Depletion, Amortization and Impairment

We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of our forests and the amortization of software development. The rates of depreciation, depletion and amortization are based on our estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our fixed assets to determine whether any impairment of those assets is necessary. The determination of such impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. While we believe that we make reliable estimates for these matters, the use of different assumptions could lead to different conclusions relating to such impairment.

Biological Assets

Pursuant to IAS 41, Agriculture, agricultural activity is the management of the biological transformation of biological assets (living animals and/or plants) for sale, into agricultural produce, or additional biological assets.

We classify living poultry and pigs as biological assets. We recognize biological assets when we control these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to us and fair value can be reliably estimated.

Biological assets are measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In our management’s opinion, the fair value of biological assets is substantially represented by their cost, mainly due to the short life of the animals and the fact that a significant portion of the profits from our products arises from the manufacturing process rather than from obtaining fresh meat (raw material/slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which resulted in an immaterial difference between the two methodologies. As a consequence, our management continues to record biological assets at cost.

We recorded breeder poultry and hogs as non-current biological assets. While we raise the breeders, which generally take approximately six months, we allocate the costs of labor, animal feed and medicines associated with the breeders under non-current biological assets. After that, we depreciate these amounts based on the estimates of offspring to be produced (generally, 15 months for poultry and 30 months for hogs).

Contingencies

We accrue for losses on tax and other legal contingencies based on an analysis of pending litigation.

We record amounts considered sufficient by our management to cover probable losses based on the opinion of outside legal counsel and our in-house legal counsel. If any additional information causes the opinion of outside and our in-house legal counsel to change, we must reassess the potential liability related to pending litigation and review our estimates accordingly. Any revision may significantly affect our results of operations and financial position.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above; or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy.

As a result of the business combination with Sadia, we recognized contingent liabilities related to tax, civil and labor matters, as described in notes 7 and 26 of our consolidated financial statements.

Derivative Instruments

We use derivative instruments, especially swaps, to manage the risks of exchange and interest rate variations. Such derivatives are actively traded on organized markets, and their fair value is determined based on the amounts quoted on the market at the balance sheet date.

The financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within finance income or expense or cash flow hedge, recorded in shareholders’ equity net of taxes.

Derivatives are designated as hedge transactions if they are used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and are (1) highly correlated in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (2) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (3) considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows IAS 39, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.  We have elected to apply this methodology to our hedge transactions that meet the criteria described above. See note 5.4 to our consolidated financial statements.

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

Marketable Securities

Our classification and recording are made in accordance with the purposes for which they were acquired, as follows:

•         Trading securities — if the financial assets were purchased for the purpose of sale or repurchase in the short term, they are initially recorded at fair value and related variations as well as monetary and exchange variation, when applicable, are recorded directly in the statement of  income as financial income or expenses;

•         Held to maturity — if we have the intent and ability to hold the financial assets to maturity, they are recorded at their acquisition cost. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expenses; and

•         Available for sale — includes all financial assets that do not qualify in the other two categories above. They are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity evaluation adjustments while unrealized, net of tax. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expenses.

While we believe that we make reliable estimates for these matters, actual fair value of these securities may be different than our estimates, which could negatively affect our results of operations.

Recently Issued and Not Yet Adopted Accounting Pronouncements Under IFRS

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB. There was no anticipated adoption of these rules.

IAS 12, Deferred Taxes

In December 2010, the IASB issued a review of rule IAS 12. The amendment addresses aspects related to the determination of the manner expected of recovery of the deferred income tax when the ownership of the investment is measured by the model of fair value of IAS 40.  This rule is effective for the fiscal years starting on or after January 1, 2012.  We do not predict a significant impact from the adoption of this amendment on our financial statements.

IFRS 9, Financial Instruments

In October 2010, the IASB issued a review of rule IFRS 9. The amendment to rule IFRS 9 introduced new requirements for the classification and measurement of financial assets.  The rule will apply as from January 1, 2013. We are assessing the effects of the application of that rule and possible differences in relation to IAS 39.

IFRIC 19, Termination of the Financial Liabilities with Property Instruments

In November 2009, the International Financial Reporting Interpretations Committee, or “IFRIC,” issued Interpretation 19. The interpretation explained the recording by an entity when the periods for a financial liability are renegotiated and result in the issuance by the entity of property instruments to a creditor of the entity to terminate all or part of the financial liability (conversion of the debt).  This requires that a gain or loss be acknowledged in the results, which is measured as the difference between the book value of the financial liability and the fair value of the property instruments issued.  If the fair value of the financial instruments issued cannot be measured in a reliable manner, the property instruments must be measured to reflect the fair value of the terminated financial liability.  We are assessing the possible effects that may result from the adoption of this statement and do not expect it to have a significant impact on the consolidated financial statements of our company.  This statement will apply to the financial statements for the fiscal years initiated on or after July 1, 2010.

IFRIC 14, Pre-payments of Applications of Minimum Investments

In November 2009, the IFRIC issued amendments to Interpretation 14. The amendments sought to permit the acknowledgment as an asset of some voluntary anticipated payments to minimum contributions to funds.  We are assessing the possible effects that may result from the adoption of this statement and do not expect the existence of a significant impact on our consolidated financial statements.  The amendments apply to the consolidated financial statements for the fiscal years initiated on or after January 1, 2011.

IFS 7, Disclosures of Transfers of Financial Assets

In January 2010, the IASB issued changes to IFRS 1 and IFRS 7, which address aspects of disclosure of comparative information of financial instruments.  These amendments are effective for yearly periods initiated on/or after July 1, 2010.  We understand that the amendments to this interpretation will not affect our financial statements.

IAS 32, Classification of issuance of rights

On October 2009, IASB issued a review of rule IAS 32, which deals with contracts that will be or may be liquidated by means of property instruments of the entity and establish that rights, options or guarantees to acquire a fixed quantity of shares of an entity for a fixed amount of some currency are property instruments.  The amendment to this rule is effective for yearly periods initiated on/or after February 1, 2010. The amendment to this rule is not expected to impact the financial statements of our company.

Improvements on IFRSs 2010

In May 2010, IASB issued a review of rules IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The amendment to rule IFRS 3 is effective for the yearly periods starting on/or after July 1, 2010. The other changes to the rules are effective for yearly periods starting on/or after January 1, 2011.  We are assessing the impact of the adoption of these changes of rules on our financial statements.

B.   Liquidity and Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

Since Sadia became our subsidiary on July 8, 2009, we have used a portion of our cash to provide liquidity to this subsidiary.  In 2009, we began the restructuring of the Sadia’s debt with funds raised from our issuance of common shares in the amount of R$5,290 million in July 2009. Of this amount, a total of R$3,500 million was transferred to Sadia in 2009 through an Advance for Future Capital Increases (Adiantamento para Futuro Aumento de Capital, or AFAC) and an intercompany loan, reducing short-term bank borrowings at Sadia. We transferred another R$1,200 million to Sadia during 2010.

Cash Flows from Operating Activities

We recorded net cash flows from operating activities of R$3,231.6 million in 2010, compared to net cash flows used in operating activities of R$993.8 million in 2009. Our 2010 operating cash flow reflects net income of R$804.1 million, net non-cash adjustments of R$1,331.5 million and net changes in operating assets and liabilities of R$1,096.0 million.  The net changes in operating assets and liabilities included redemptions of securities held for trading, net of investments in securities held for trading, of R$1,744.1 million, and redemptions of available for sale securities, net of investments in available for sale securities, of R$190.0 million, partially offset by interest paid of R$545.6 million and the cash effect of an increase in trade accounts receivable of R$401.5 million.

Cash Flows Used in Investing Activities

We used R$1,100.6 million in cash in investing activities in 2010, compared to R$49.7 million in 2009. In 2010, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$697.8 million and the acquisition and formation of breeding stock of R$376.1 million.  In 2009, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$693.2 million and the acquisition and formation of breeding stock of R$225.9 million, but these uses were nearly offset by cash acquired of R$511.3 million relating to our business combination with Sadia and cash provided by redemptions of marketable securities in the amount of R$251.7 million.

Cash Flows Provided by Financing Activities

We recorded cash used in financing activities of R$1,583.2 million in 2010, compared to cash provided by financing activities of R$1,855.0 million in 2009. In 2010, we repaid debt in the amount of R$4,357.5 million, partially offset by proceeds from the issuance of debt in the amount of R$2,928.7 million.  In 2009, we repaid debt in the amount of R$5,923.1 million, partially offset by proceeds from the issuance of debt in the amount of R$2,604.6 million. In addition, in 2009, we received R$5,290.0 million from the proceeds of our offering of common shares.

Dividends and Interest on Shareholders’ Equity

We declared interest on shareholders’ equity in the amount of R$262.5 million with respect to the year ended December 31, 2010, and we paid R$153.2 million in interest on shareholders’ equity in 2010 (of which R$53.2 million related to the 2010 fiscal year and R$100.0 million related to the 2009 fiscal year).  We paid an additional R$209.3 million in interest on shareholders’ equity in February 2011 relating to the 2010 fiscal year.  We declared dividends on shareholders’ equity of R$100.0 million in 2009 and paid R$24.8 million in interest on shareholders’ equity in 2009, all of which related to the 2007 fiscal year.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of a strategic decision during the global economic crisis to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets.

	As of December 31, 2010		As of December 31,
	Short-term	Long-term	2010	2009
	(in millions of reais, except where indicated)
Total debt	2,227.7	4,975.2	7,202.9	9,054.0
Other financial assets and liabilities, net	16.4	—	16.4	(59.5)
Cash, cash equivalents and marketable securities:
Local currency	873.6	185.5	1,059.1	2,786.4
Foreign currency	2,300.9	192.1	2,493.0	2,134.0
Total	3,174.5	377.6	3,552.1	4,920.4
Net debt	(963.2)	4,597.6	3,634.4	4,193.1
Exchange rate exposure (in millions of U.S.$)(1)			U.S.$ 76.2	U.S.$1,066.2

__________________________

(1)   See note 5.3.1 to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

The following table sets forth our indebtedness, according to the type of debt and currency.

	Short-Term Debt as of December 31, 2010	Long-Term Debt as of December 31, 2010	Total Debt as of December 31, 2010	Total Debt as of December 31, 2009

	(in millions of reais)
BNDES FINEM, other secured debt and development bank credit lines	577.8	1,356.4	1,934.2	2,101.4
Export credit facilities	89.0	298.8	387.7	1,137.4
Working capital facilities	869.7	11.6	881.3	973.0
Tax incentive financing programs	—	12.9	12.9	4.4
Other	—	—	—	353.4
Local currency	1,536.4	1,679.7	3,216.1	4,569.7
Bonds	41.6	1,647.3	1,688.9	419.1
Export credit facilities	593.0	1,515.3	2,108.3	3,719.4
BNDES, FINEM, other secured debt and development banks credit lines	56.7	132.9	189.6	292.4
ACC /ACE pre-export loans	—	—	—	53.4
Foreign currency	691.3	3,295.6	3,986.9	4,484.4
Total	2,227.7	4,975.2	7,202.9	9,054.0

The maturity schedule of our indebtedness as of December 31, 2010 is as follows:

Current (through December 31, 2011)	R$2,227.7
2012	2,030.1
2013	661.7
2014	195.4
2015	100.4
2016 to 2045	1,987.6
Total	R$7,202.9

Our principal debt instruments are described below.

BNDES FINEM, Other Secured Debt and Development Bank Credit Lines

BNDES Facilities. We have a number of outstanding obligations to BNDES, including loans in the amount of R$1,252.2 million as of December 31, 2010. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2011 through 2017. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin of approximately 2.6% to 6% per year.

The remaining amounts totaling R$186.5 million are linked to the Unidade Monetária BNDES, or “UMBNDES,” basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. The debentures are denominated in reais  and bear interest at the TJLP rate plus 6.0%. The loans and debentures are guaranteed by BRF – Brasil Foods S.A. and, in most cases, are secured by equipment and facilities. The principal covenants under these agreements include limitations on indebtedness and liens; mergers and sales of assets; and, in a few cases, certain financial covenants, including a ratio of shareholders’ equity to total assets, a ratio of current assets to current liabilities and a ratio of total assets to total liabilities.

FINAME Financing.  We and our subsidiaries obtained certain financing through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or “FINAME”) for a total of R$11.2 million as of December 31, 2010. The debt is denominated in reais, and the maturity dates vary between four to five years. Interest accrues at an average rate of 8.9% per year. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees. Most of the contracts provide for acceleration of the debt in the event of corporate restructuring without prior consent of the creditor.

PESA. Sadia has a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos) for an outstanding amount of R$175.9 million as of December 31, 2010, subject to the variation of the IGP-M as of December 31, 2010 plus interest of 9.89% per year, secured by endorsements and pledges of public debt securities.

BNDES Facilities – Exim. We have credit lines from BNDES to finance exports, with several commercial banks acting as intermediaries. The outstanding amount of debt on these credit lines as of December 31, 2010 was R$651.7 million. Of this amount, R$264.0 million represents the amount owed by BRF and is set forth in the table above under "BNDES FINEM, other secured debt and development bank credit loans,” and R$387.7 million represents the amount owed by Sadia and is set forth in the table above under "Export credit facilities" in local currency. Such funds are indexed to TJLP plus 3.7% per year and mature in 2012. Settlement occurs in local currency without the risk associated with exchange rate variations.

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador), the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or FNE) in the amount of R$174.4 million as of December 31, 2010. The notes have maturity dates of up to five years, ending between 2011 and 2014, except that the industrial credit notes with respect to the FNE mature in 2021. Interest is usually calculated as the sum of an average all-in interest rate of 10.2% per year. These titles are secured by liens on machinery and equipment and real estate mortgages.  BRF – Brasil Foods S.A. guarantees the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes.

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$847.7 million as of December 31, 2010. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates varying from 2011 to 2013. Interest under these export prepayment facilities accrues at the three-month or six-month London Interbank Offered Rate (“LIBOR”) plus a spread with an average all-in interest rate of 3.23% per year as of December 31, 2010. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF – Brasil Foods S.A. The principal covenants under these agreements include limitations on liens, mergers and, in certain cases, financial covenants.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$1,260.7 million as of December 31, 2010. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from one year to four years. These facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 2.28% per year at December 31, 2010, payable quarterly, semiannually or annually. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF – Brasil Foods S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$869.1 million as of December 31, 2010 with several commercial banks under a Brazilian federal government program that offers an interest rate of 6.7% per year as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$12.9 million outstanding as of December 31, 2010 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

Notes and Bonds

BFF Notes. In January 2010, we, through our subsidiary BFF International Limited, issued senior notes in the aggregate amount of U.S.$750.0 million. The bonds are guaranteed by BRF – Brasil Foods S.A. and Sadia, bear interest at a rate of 7.250% per year and mature on January 28, 2020.

Sadia Bonds. In May 2007, Sadia issued bonds in the aggregate amount of U.S. $250.0 million. The bonds are guaranteed by BRF – Brasil Foods S.A., bear interest at a rate of 6.875% per year and mature on May 24, 2017.

Other

FIDC Receivables Financing.  Until September 30, 2010 Sadia was party to an agreement to sell, from time to time, its domestic receivables to a Credit Assignment Investment Fund (Fundo de Investimentos em Direitos Creditórios, or “FIDC”) administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. This agreement was terminated on September 30, 2010.  In the year ended December 31, 2010, Sadia received funds in the amount of R$3,138.1 million from the sale of receivables to such fund and incurred R$18.8 million of related expenses.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and note 21.7 to our consolidated financial statements.

Derivatives

We enter into foreign currency exchange derivatives under which we had exposure of R$16.4 million as of December 31, 2010. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currency. Their maturity dates vary from 2010 through 2013. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See  “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

New Facilities

On February 22, 2011, Perdigão International Ltd. signed an export credit agreement of up to U.S.$100 million with Banco Bradesco S.A. (Cayman Branch), guaranteed by BRF. The principal is due in one installment on June 16, 2018. Interest payments are made quarterly at the LIBOR rate plus a 2.60% margin.  Perdigão International Ltd. requested the disbursement of U.S.$100 million under this agreement on April 8, 2011.

On March 2, 2011, BRF signed a U.S.$100 million export prepayment agreement with Banco Itaú BBA S.A.—Nassau Branch.   Monthly principal payments begin on February 21, 2017 until January 22, 2018. Interest is set at LIBOR plus a 2.82% margin. BRF requested the disbursement of U.S.$100 million under this agreement on March 4, 2011.

On March 3, 2011, Perdigão International Ltd. signed a U.S.$200 million pre-export financing agreement with Banco do Brasil S.A. - London Branch, guaranteed by BRF. Principal and interest payments are due periodically during the eight-year term of the loan. Interest is set at the LIBOR rate plus a 2.7% margin. Perdigão International Ltd. requested the disbursement of U.S.$200 million under this agreement on March 16, 2011.

Covenants and Covenant Compliance

Some of the instruments governing our indebtedness contain financial covenants, and in particular maximum ratios of net debt to EBITDA (as defined in such agreements), maximum ratios of net debt to shareholders’ equity, a minimum current liquidity ratio (as defined in the applicable agreements) and a maximum ratio of total liabilities less shareholders’ equity to shareholders’ equity. We are required to assess compliance with such covenants on a quarterly or semi-annual basis, depending on the agreement. At December 31, 2010, we were in compliance with the net debt to EBITDA ratio under all of our facilities. As of December 31, 2010, our ratio of net debt to EBITDA (as defined in these agreements), was 1.38 to 1.0 (with the most restrictive of our agreements limiting the ratio to 3.5 to 1.0); our ratio of net debt to shareholders’ equity was 0.27 to 1.0 (with the most restrictive of our agreements limiting the ratio to 1.5 to 1.0); our minimum current liquidity was 1.75 to 1.0 (with the most restrictive of our agreements limiting the ratio to no less than 1.1 to 1.0); and our ratio of total liabilities less shareholders’ equity to shareholders equity was 0.86 to 1.0 (with the most restrictive of our agreements limiting the ratio to less than or equal to 2.2 to 1.0). The definition of EBITDA and net debt may vary according to the respective agreement.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

Seasonality

Meat and Processed Products

Domestic Market. Our net sales of meat and processed products in the domestic market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the holiday season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soy beans and soy meal, which are our primary raw materials in feed production.

In 2010, the first quarter accounted for 23.7% of our total sales in the domestic market, the second quarter accounted for 24.3%, the third quarter accounted for 25.9% and the fourth quarter accounted for 26.1%.

Export Markets. Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In 2010, the first quarter accounted for 22.5% of our export sales, the second quarter accounted for 25.9%, the third quarter accounted for 25.5% and the fourth quarter accounted for 26.1%.

Dairy Products

In the dairy products market, production varies seasonally between the dry and rainy seasons because most of the milk in Brazil is produced from cows raised in open pastures. Our milk production is higher during the rainy season, which is between November and February in southeastern Brazil and between July and September in southern Brazil. Although most of our production is concentrated in the southern region, our production network helps to mitigate the effects of seasonality.

At the end of the fourth quarter and the beginning of the first quarter of any given year, there has historically been a general decrease in selling prices and a general increase in inventories of UHT milk and pasteurized milk, due to an increase in domestic production and a decrease in domestic demand. During these months, Eleva has historically increased its inventories and has been able to benefit from higher selling prices during the other months of the year. Gross revenues from dairy products have historically been higher in the second and third quarters of the year, and revenues from pork, poultry and beef have historically been higher in the third quarter and even higher in the fourth quarter of the year.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.   Research and Development, Patents and Licenses

We have a technology center located in Videira in the State of Santa Catarina, which is responsible for research and development, including for systems to increase productivity and reduce costs; adapting international quality control practices to our production facilities; traceability systems to allow monitoring of products and customer orders; and clinical analysis of food to promote food safety. We invested R$20.7 million in 2010 and R$17.4 million in 2009 in research and development activities.

D.   Trend Information

Macroeconomic indicators of the United States still show signs of gradual recovery, and it will probably take some time until the recovery results in a significant level of hiring and growth of consumption. Unemployment rates are still high, near 9% of the working population, and the Federal Reserve is expected to maintain its expansionist monetary policy. In the Euro Zone, France and Germany also are showing positive economic signs, but the economic problems in Portugal, Italy, Greece and Spain will be an obstacle to the monetary authorities of Europe. As a whole, Europe’s economy may not show a significant recovery, in the short term.

Emerging economies are recovering faster in comparison to developed countries, and are expected to be the main contributors to the global economic growth. China, Brazil, South Africa, Turkey and India are leading the economic expansion, and they are relying more on domestic consumption and investments than in the past. However, these countries often apply high import tariffs, which means that their growth may not significantly spur world trade.

Exports

In 2010, Brazil’s volume of poultry exports was 5.1% higher than in 2009. This improved performance can be explained mainly by the higher sales to Saudi Arabia, China, Egypt and Japan. In 2011, first quarter exports of poultry meat may be affected by the disaster in Japan, which led to many port closures.

In the milk and dairy products industry, Brazil has been exporting various products, especially powdered milk, since 2000, as an alternative to the domestic market, and the sales volume of powdered milk increased from only 229 tons in 2000 to 54 thousand tons in 2010, according to SECEX.

Brazil has become a leading participant in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Global demand for Brazilian poultry, pork and beef products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g.,  in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry, beef and pork products and therefore will not accept Brazilian poultry, beef and pork for import). In addition, outbreaks of animal disease may result in bans on imports (e.g., Russia in the past has banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 526 confirmed human cases of avian influenza and 311 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa,   and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. As of July 4, 2010, more than 18,311 deaths worldwide had been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China,  prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but those countries later reopened their markets to producers from Mexico, the United States and Canada.

On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

In export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts as well as increasing volumes of processed food products.

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of April 2010, Brazil had an estimated population of 193.2 million people, according to data from the IBGE. According to IBGE, Brazil had a GDP of R$3.7 trillion for 2010, representing an increase of 15.4% over GDP of R$3.2 trillion for 2009, in each case in nominal terms. GDP per capita increased 6.5% in 2010 to R$19,016. The Brazilian government implemented fiscal and monetary policies, such as tax and interest rate reductions, designed to mitigate the impact of the international crisis on the Brazilian economy. Since the third quarter of 2009, increased hiring in the industry and services sectors has raised consumer confidence and led to increased sales of durable and non-durable products. The Central Bank forecasts that the Brazilian GDP in 2011 will increase 4.5% compared to 2010. The inflation rate, as measured by the IPCA, published by the IBGE, was 4.3% in 2009 and 5.9% in 2010, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

Brazil is a large consumer of meat, with estimated per capita meat consumption of 91.8 kilograms in 2010, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. In the fourth quarter of 2008, the worsening of the global economic and financial crisis began to affect general demand for our products in the Brazilian market. These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and continued to do so in 2009.  In 2010, the effectiveness of Brazilian government stimulus programs and other factors led to a an increase in consumption and consumer confidence. In addition, the overall trend toward improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF and Sadia, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is now owned by Marfrig). The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are close to a commodity.

Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen, the specialty meats market in Brazil accounted for net sales of R$18.0 billion in 2010, representing a 22% increase over R$14.7 billion in 2009. Based upon information compiled by A.C. Nielsen, the frozen processed meats market represented net sales of approximately R$2.8 billion in Brazil in 2010, a 15% increase over R$2.3 billion in net sales in 2009. The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

In 2010, according to A.C. Nielsen, the Brazilian market for dairy processed products totaled approximately R$4.4 billion, an increase of 10%, from R$4.0 billion in 2009. Brazil is one of the world’s largest consumers of dairy products. The size of the Brazilian margarine market was approximately R$2.3 billion in 2010, according to A.C. Nielsen.

Raw Materials

In the domestic market, average corn prices for the fourth quarter in 2010 rose 34% compared to the third quarter but decreased 1.2% in 2010 relative to 2009. The increase in average corn prices in the fourth quarter of 2010 was consistent with the trend in international prices, which increased due to greater demand for animal feed and a greater production of biofuels that was not supported by a proportional increase the supply of corn.  As a result, the global inventory of corn was reduced, leading to a relatively low ratio of inventory to consumption. In addition, low production levels due to unfavorable climate conditions adversely affected the supply from exporting countries, such as Argentina. As a result, global inventory levels remained low in 2011, supporting the high prices.

Average soybean prices in Brazil for the fourth quarter of 2010 increased 15.8% relative to the third quarter, but declined 13.5% in 2010 relative to 2009. As in the corn market, the mismatch between supply and demand led to a price increase for grains in the last quarter of 2010.

Social tensions affecting countries in North Africa and the Middle East have led to an increase in the price of oil.

We believe published macroeconomic indicators for developed countries show encouraging signs for our company, especially economic indicators in the United States, which has a corresponding effect on global economic conditions generally.

In Brazil, the SELIC interest rate (the primary Brazilian interest reference rate) is expected to increase from 10.75% per year in December 2010 to 12.25% per year by December 2011, with a consequent deceleration in inflation rates, according to analysis by Focus. This increase in interest rates is unlikely to lower demand as it is expected that consumer confidence will remain positive. A survey conducted by the Applied Economic Research Institute, or “IPEA,” in January 2011 shows that 64% of families polled expect that the economic situation in Brazil will likely improve in the next 12 months, suggesting domestic consumption is likely to remain strong throughout the year, especially for non-durable goods.

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

Sadia provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers farm installations and are expected to be repaid in ten years. The loans guaranteed by Sadia are in the amount of R$562.5 million as of December 31, 2010. In the event of default, Sadia would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$83.2 million as of December 31, 2010, equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversion of provision in the amount of R$11.5 million on our statement of income for the year ended December 31, 2010.

Sadia is the guarantor of a loan to the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES to set up biodigestors on the properties of the rural producers that are taking part in Sadia’s integration system as part of the Sadia sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees at December 31, 2010 was R$83.9 million. In the event of default, Sadia would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$8.4 million as of December 31, 2010, equal to our assessment of the fair value of the non-contingent portion of these obligations, and we reversed provisions in the amount of R$3.6 million on our statement of income for the year ended December 31, 2010.

The aggregate amount of Sadia’s off-balance sheet guarantees recorded as provisions as of December 31, 2010 was R$646.4 million, and we reversed provisions in the amount of R$15.1 million on our statement of income for the year ended December 31, 2010. See note 21.8 to our consolidated financial statements.

F.   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2010, that have an impact on our liquidity.

	Payments Due by Year
Obligation	Total	2011	2012 through 2014	2015 and thereafter
	(in millions of reais)
Loans and financing (1)	7,202.9	2,227.7	2,887.2	2,088.0
Interest on loans and financing(2)	1,600.8	171.3	708.1	721.4
Rental and lease obligations on property and equipment (3)	273.6	168.6	104.9	0.1
Commitments for purchases of goods and services(4)	1,819.1	728.3	648.7	442.1
Total	10,896.4	3,295.9	4,348.9	3,251.6

_______________
(1)   Includes both short-term debt and long-term debt.

(2)   Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2010.

(3)   Includes capital and operating leases.

(4)   These purchase commitments include future purchase commitments for corn and soy meal and service fees to our integrated outgrowers. Amounts payable under contracts for goods or services that allow termination at any time without penalty have been excluded. With respect to contracts for goods and services that allow termination at any time without penalty after a specified noticed period, only amounts payable during the specified notice period have been included.

In addition to the amounts set forth in the table above, we have funding obligations under the defined contribution plans of BRF – Brasil Foods S.A. (which have a small defined benefit component) and the defined benefit and defined contribution plans of Sadia described in note 25 to our consolidated financial statements.

Our subsidiary Sadia also has the obligations described above under “—E. Off-Balance Sheet Arrangements.”

G.   Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Board of Directors

Our overall strategic direction is provided by our board of directors, which is comprised of eleven members who must be shareholders. Our by-laws also provide for eleven alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20% of the members of our board of directors are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.

On April 29, 2011, a shareholders’ meeting will be held to reelect and appoint new members of our board of directors.

Four new members have been nominated to be elected at the meeting. Francisco Ferreira Alexandre, Carlos Alberto Cardoso Moreira, João Vinicius Prianti and Rami Naum Goldfajn will no longer serve on our board of directors for the next term. Roberto Faldini will serve as an alternate member for the next term. See “—Proposed New Members of the Board of Directors” below for a list of proposed new members and their relevant experience.

The following table sets forth information with respect to our current directors and alternate directors.

	Director/Alternate
Name	Position Held	Since	Age
Nildemar Secches	Co-Chairman	April 12, 2007	62
Wang Wei Chang	Alternate	April 12, 2007	64
Luiz Fernando Furlan	Co-Chairman	July 8, 2009	64
Diva Helena Furlan	Alternate	July 8, 2009	61
Francisco Ferreira Alexandre	Vice Chairman	April 22, 2003	48
João José Caiafa Torres	Alternate	April 30, 2009	71
Carlos Alberto Cardoso Moreira	Board Member	April 30, 2009	50
Wilson Carlos Duarte Delfino	Alternate	April 30, 2009	65
Décio da Silva (1)	Board Member	April 12, 2007	54
Gerd Edgar Baumer	Alternate	April 12, 2007	76
João Vinicius Prianti(1)	Board Member	April 30, 2009	62
Adib Fadel	Alternate	April 30, 2009	65
Luis Carlos Fernandes Afonso(1)	Board Member	April 22, 2003	50
Susana Hanna Stiphan Jabra	Alternate	April 12, 2007	53
Manoel Cordeiro Silva Filho (1)	Board Member	April 12, 2007	57
Maurício da Rocha Wanderley	Alternate	April 12, 2007	41
Rami Naum Goldfajn (1)	Board Member	April 30, 2008	43
Claudio da Silva Santos	Alternate	April 30, 2008	39
Roberto Faldini (1)(2)	Board Member	December 17, 2009	62
Walter Fontana Filho	Board Member	July 8, 2009	67
Eduardo Fontana d’Avila	Alternate	July 8, 2009	57

___________

(1)	Independent member (as defined in the Brazilian Novo Mercado rules).
(2)	Elected by the Board of Directors on December 17, 2009, to replace Mr. Vicente Falconi Campos.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors.

Nildemar Secches — Co-Chairman of the Board of Directors. Mr. Secches has also been a member of the Board of Directors of Weg S.A. since 2004, Ultrapar Participações S.A. since 2002 and Iochpe-Maxion since 2004. He was a director of BNDES from 1987 to 1990, Corporate Director General for the Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (ABEF) from 2001 to 2003. He graduated with a degree in mechanical engineering from the Universidade de São Paulo, has a postgraduate degree in Finance from the Pontificia Universidade Católica do Estado do Rio de Janeiro and has concluded a PhD course in Economics at the Universidade de Campinas.

Luiz Fernando Furlan — Co-Chairman of our Board of Directors. Mr. Furlan was a Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Previously, he was Chairman of the Board of Directors of Sadia from 1993 to 2002, where he had worked since 1976. He also served on the boards of international corporations, such as Panamco (Pan American Beverages, Inc. — USA) from 1994 to 1998. He joined the advisory councils of IBM — Latin America, Embraco S.A. (Brasmotor — Brazil) and ABN Amro Bank (Brazil) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies); Co-President of the MEBF (Mercosur-European Union Business Forum); and Vice President of FIESP (São Paulo Entrepreneurs Association). At present, he is also Chairman of Amazonas Sustainability Foundation and a member of the boards of Redecard S.A., Amil Participações S.A., Telecomunicações de São Paulo S.A. — Telesp and Telefónica S.A. (Spain) and a member of the International Advisory Boards of Panasonic (Japan) and McLarty Associates (USA). He graduated with a degree in chemical engineering and in business administration with a specialization in financial management.

Francisco Ferreira Alexandre — Vice Chairman of the Board of Directors. Mr. Alexandre has been a director at PREVI since 2003 and an employee of Banco do Brasil S.A. since 1978. Mr. Alexandre graduated with a degree in engineering from the Universidade de Alagoas and a law degree from the Centro de Ensinos Superiores of Maceió in the State of Alagoas. He concluded a specialization course in Strategic Management for Corporate Directors at INSEAD Business School, France and he also holds an MBA in corporate finance and a postgraduate qualification in Economics and Personnel Management from the Pontificia Universidade Católica — Rio de Janeiro.

Carlos Alberto Cardoso Moreira — Board member. Mr. Moreira has a degree in Business Administration from the Pontificia Universidade Católica de São Paulo with a specialization in Capital Markets at IBMEC. He was a vice president at Citibank, N.A. and worked as officer for institutional customers at Banco Finasa BMC S.A. He is currently the Investments and Finance Director at SISTEL. He is also a member of the Board of Directors of CPFL Energia and GTB Participações S.A.

Décio da Silva — Board member. During his career, Mr. Silva was production officer, regional officer and sales officer of Weg S.A., of which he is currently the Chief Executive Officer and the Chairman of the Board of Directors. Mr. Silva graduated with a degree in mechanical engineering from Universidade Federal de Santa Catarina and degree in business administration from the Higher Educational School of Administration and Management of UDESC, and he has enrolled in a graduate program in business administration at Fundação Dom Cabral.

João Vinicius Prianti — Board member. Mr. Prianti is an economist who graduated from Pontificia Universidade Católica de São Paulo with a specialization in marketing. He worked for 37 years at Unilever, heading up various teams around the world. He was Chairman of Unilever Brasil and for 12 years sat on the company’s Latin American Board of Directors. He is currently a business consultant.

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

Manoel Cordeiro Silva Filho — Board member. Mr. Silva Filho has 32 years of experience at Companhia Vale do Rio Doce, was an investment and finance officer of VALIA and was also a coordinator of the National Investment Committee of the Brazilian Association of Pension Funds, or ABRAPP. Mr. Silva Filho holds a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, a post-graduation qualification in economic engineering from Faculdade Estácio de Sá, Rio de Janeiro and an MBA in finance from IBMEC.

Rami Naum Goldfajn — Board member. Mr. Goldfajn is a production engineer who graduated from Universidade Federal do Rio de Janeiro, and he also holds an MBA in management from COPPEAD — Universidade Federal do Rio de Janeiro, with an international extension course at the Wharton School of the University of Pennsylvania. Mr. Goldfajn is a Partner of Governança & Gestão Investimentos and member of the Board of Directors of Portobello S/A. He acted as CEO of Eleva, worked for over 10 years in the financial market, and has been a partner of Galeazzi & Associados, where he participated in several restructuring projects, in addition to having acted as the CFO at Grupo Estado de São Paulo and Eleva.

Walter Fontana Filho — Board member. Mr. Fontana Filho was the Chief Executive Officer of Sadia from 1994 to 2005, with previous experience as Commercial Vice President Director and Domestic Commercial Director. Mr. Fontana holds undergraduate and graduate degrees in Economics from Pontificia Universidade Católica, with a specialization in Business Marketing from Fundação Getúlio Vargas.

Roberto Faldini — Board Member. Mr. Faldini is a businessman and consultant.  Mr. Faldini holds a degree in Management from EASP-FGV, with a specialization in Advanced Management (Fundação Dom Cabral and INSEAD — Fontainebleau — France, 1991).  He also holds degrees in Enterprising Studies (Babson College — Boston, USA, 2004) and in Corporate Governance — Training Course (IFC-International Finance Corporation – IBGC - 2009). He is co-founder and member of the Board of IBGC — Brazilian Institute for Corporate Governance, and he is an associated member of IBEF (Instituto Brasileiro dos Executivos Financeiros), IEF (Instituto da Empresa Familiar) and FBN — Family Business Network.

For a description of arrangements between our major shareholders for the election of our directors, see “Item 7.—Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Voting Agreement.”

Proposed New Members of the Board of Directors

The following is a list of the proposed new board members to be elected at the shareholders’ meeting scheduled for April 29, 2011 and a summary of their business experience, areas of expertise and principal outside business interests.

Paulo Assunção de Souza  — Mr. de Souza has a law degree from the University of São Paulo. He is the former President of Brasilcap-Cap SA and the former director of the Syndicate of São Paulo Bank.  Mr. de  Souza has experience serving as a director of several companies, including Usiminas.

Allan Simões Toledo —  Mr. Toledo is a business administrator with expertise in finance. He holds a master’s degree in Agribusiness from São Paulo University. He was the Executive Manager and Commercial Director of Banco do Brasil. Mr. Toledo is the Vice President of the international area at Banco do Brasil, member of the board of directors and President of BB Leasing and a member of the board of directors of NeoEnergia.

José Carlos Reis de Magalhães —  Mr. Magalhães has a degree in business administration from Fundação Getúlio Vargas. He is the founder, Chief Executive and Investment Officer and Chairman of the board of directors of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Marisa Lojas S.A.  Mr. Magalhães  qualifies as an independent director under the Brazilian Novo Mercado rules.

Pedro de Andrade Faria —  Mr. de Andrade Faria has a degree in business administration from Fundação Getúlio Vargas and a master’s in business administration from the University of Chicago. He is a member of the board of directors and executive vice-president of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Arezzo Indústria e Comércio S.A., Companhia de Gás de São Paulo – Comgás, Cremer S.A. and Omega Energia Renovável S.A. Mr. de Andrade Faria was the Chief Financial and Investor Relations Officer of Brasilagro. Mr. de Andrade Faria qualifies as an independent director under the Brazilian Novo Mercado rules.

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

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders’ meeting to be held on April 29, 2011. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings, when called by our Chief Executive Officer.

The following table sets forth information with respect to our executive officers.

Name	Position Held	Current Position Held Since	Age
José Antonio do Prado Fay	Chief Executive Officer	October 28, 2008	57
Leopoldo Viriato Saboya	Chief Financial, Administrative and Investor Relations Officer	June 26, 2008	35
Antonio Augusto de Toni	Export Market Executive Officer	April 26, 2007	47
Giberto Antonio Orsato	Human Resources Executive Officer	April 26, 2007	49
Ely David Mizrahi (1)	Food Service Executive Officer	March 22, 2010 (1)	47
Fabio Medeiros Martins da Silva	Dairy Products Operations Executive Officer	September 23, 2010	44
Nelson Vas Hacklauer	Strategy and M&A Executive Officer	May 31, 1995	59
Nilvo Mittanck	Operations and Technology Executive Officer	April 26, 2007	49
José Eduardo Cabral Mauro (1)	Domestic Market Executive Officer	March 22, 2010 (1)	47
Wilson Newton de Mello Neto	Corporate Affairs Executive Officer	September 23, 2010	38
Luiz Henrique Lissoni	Supply Chain Executive Officer	September 23, 2010	52

____________

(1)   The titles for these officers reflect the new BRF corporate structure, which will only be implemented in the event of and in accordance with the final approval of the business combination with Sadia, currently being reviewed by the Brazilian antitrust authority, the CADE, as well as the approval by the Company’s Board of Directors.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers.

José Antonio do Prado Fay - Chief Executive Officer. Mr. Fay studied Mechanical Engineer at the Universidade Federal do Rio de Janeiro a received a postgraduate degree in industrial systems at COPPEAD - Universidade Federal do Rio de Janeiro, Petrobrás. He became CEO at Perdigão in October 2008, having held the position of director-general for the Perdigão Business Unit up to then. He has held various posts at leading companies such as Petrobrás, the Bunge Group, Batávia and Electrolux.

Leopoldo Viriato Saboya - Chief Financial, Administrative and Investor Relations Officer.  Mr. Saboya is an agronomist engineer with a master’s degree in Applied Economics at ESALQ - Universidade de São Paulo. He has worked at Perdigão since 2001. He has held posts in the areas of strategic planning, corporate finance, capital markets, M&A, project finance, budgeting and competitive intelligence. He took over as our chief financial officer in 2008.

Antonio Augusto de Toni - Export Market Executive Officer. Mr. Toni was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A. at Perdigão. He took over as General Officer of the Perdix Business position in April 2007. He has a degree in Foreign Trade Administration from the Universidade do Vale do Rio dos Sinos with a specialization in Marketing Administration, International Administration and Corporate Finance. He also has an MBA in Agribusiness from FEA - Universidade de São Paulo.

Giberto Antonio Orsato - Human Resources Executive Officer. Mr. Orsato graduated from Unoesc (Universidade do Oeste de Santa Catarina), with a specialization in Entrepreneurial Management. He also received a degree in Business Management – STC from the Fundação Dom Cabral and Kellog Business School and he received an MBA in Business Administration from Universidade de São Paulo - USP. He joined BRF in 1987, where he worked in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

Ely David Mizrahi - Food Service Executive Officer. Mr. Mizrahi is a former president and partner of the Company Miss Daisy and joined Sadia after Sadia acquired Miss Daisy. He has worked for nine years in the Marketing and Commercial departments, having been appointed to the current position in 2008. He graduated from FAAP (Fundação Armando Álvares Penteado) with specialization in Business Management – STC from the Fundação Dom Cabral and Kellogg Graduate School of Management.

Fabio Medeiros Martins Silva - Dairy Products Operations Executive Officer. Mr. Silva obtained a master’s degree in Production Engineering from the University of São Paulo. He was manager of The Quaker Oats Co., Director of Booz Allen Hamilton, Director of Strategic Planning of SEARA Foods and Food Service Director at Cargill. He is currently Vice President of Dairy Operations of BRF.

Nelson Vas Hacklauer - Strategy and M&A Executive Officer. Mr. Hacklauer worked at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Officer from 1994 to 1995 and Commercial Officer from 1989 to 1994. He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles.

Nilvo Mittanck - Operations and Technology Executive Officer. Mr. Mittanck studied Mechanical Engineer and specialized in Business Management – STC at Fundação Dom Cabral and Kellogg Graduate School of  Management, and he also holds and an MBA in Administration from USP. He joined BRF in 1985, holding posts in the areas of engineering, projects, operations, logistics and supply chain until being appointed to his current position as Operations and Technology Executive Officer.

José Eduardo Cabral Mauro - Domestic Market Executive Officer.  Mr. Mauro graduated as a production engineer from Universidade de São Paulo and obtained a post-graduate degree from Harvard University.  Previously, he worked for 20 years at Unilever and at WalMart.  He joined Sadia in 2009.

Wilson Newton de Mello Neto - Corporate Affairs Executive Officer. Mr. Neto is the Corporate Affairs Executive Officer. Mr. Neto holds a master degree’s in Law from the Catholic University of São Paulo, PUC-SP. He has extensive experience in complex integration processes.

Luiz Henrique Lissoni - Supply Chain Executive Officer. Mr. Lissoni holds a degree in Economics and an MBA in Business Management from the University of São Paulo, USP. Mr. Lissoni has experience in the food sector, having been chairman of the Group Gafor, a multi-business conglomerate.

B.   Compensation

In 2010, the aggregate compensation paid by us to all members of the board of directors and all executive officers for services in all capacities was approximately R$28 million. In addition, we paid to all executive officers approximately R$13 million in 2010 as part of our profit sharing plan.

The amount of compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid was historically related to a percentage of our net income. Starting in 2006, we implemented a new methodology that relates the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income and EBITDA measured against the budget established at the beginning of each year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In 2010, the amount paid as benefits to the executive officers totaled R$4.8 million. The aggregate total compensation paid to members of the board of directors and executive officers in 2010 (including salaries, profit sharing payments and benefits) was R$45.8 million.

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

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attílio Guaspari (1)(2)	President of the Fiscal Council	April 29, 2005	64
Agenor Azevedo dos Santos	Alternate	April 12, 2007	55
Osvaldo Roberto Nieto (2)	Member of the Fiscal Council	April 30, 2009	60
Ernesto Rubens Gelbcke	Alternate	April 30, 2009	67
Jorge Kalache Filho (2)	Member of the Fiscal Council	April 30, 2009	61
Mauricio Rocha Neves	Alternate	April 30, 2009	46

____________

(1)	Financial Expert (as defined under the rules of the U.S. Securities and Exchange Commission) and Independent Member (as defined under the Brazilian Novo Mercado rules)
(2)	Independent Member (as defined under the Brazilian Novo Mercado rules)

Attílio Guaspari - Member of the Fiscal Council and Financial Specialist. Mr. Guaspari holds a degree in Civil Engineering and a master’s degree in Management Sciences. He is also a member of the Audit Committee of the Banco Nacional de Desenvolvimento Econômico e Social - BNDES. He has extensive experience as Internal Audit Chief, Financial Director and member of the Fiscal Council and Board of Directors.

Osvaldo Roberto Nieto - Member of the Fiscal Council. Mr. Nieto is an accountant with a doctorate in Business Management. He was Planning Director of Accor Brasil, Audit Manager at PricewaterhouseCoopers and currently is Managing Partner of Baker Tilly Brasil Auditores Independentes S/S.

Jorge Kalache Filho - Member of the Fiscal Council. Mr. Filho is an engineer. He graduated from Pontifícia Universidade Católica do Rio de Janeiro and holds post-graduate degrees in Finance from Pontifícia Universidade Católica and in Industrial Economics from Universidade Federal do Rio de Janeiro. He also holds a master’s degree in Business Administration from Pontifícia Universidade Católica. Mr. Kalache was chief of departments and superintendent of industrial operating area, commerce, service and industry in BNDES. He has extensive experience serving on boards of directors.

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and the company’s external auditors. The fiscal council has not typically been comparable to a U.S. audit committee; rather, its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Under an exemption pursuant to Rule 10A-3 under the Exchange Act regarding the audit committees of listed companies, a fiscal council may exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under the Brazilian Corporation Law.

To comply with Rule 10A-3, the fiscal council must meet certain standards, including the following: (1) it must be separate from the full board of directors; (2) no executive officer may be a member; and (3) Brazilian law must set forth standards for the independence of the members. The fiscal council must also, to the extent permitted by Brazilian law, among other things: (A) be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing; (B) have the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties; and (C) receive appropriate funding from the company for payment of compensation to the external auditors and advisors as well as ordinary administrative expenses.

We have modified our fiscal council to comply with the exemption requirements. Accordingly, the fiscal council operates pursuant to a charter (regimento interno) that contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the applicable regulations and requirements of the SEC. Because Brazilian Corporation Law does not permit the board of directors to delegate responsibility for the appointment and removal of the external auditors and does not provide the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot perform these functions.

Advisory Committees for our Board of Directors

Under our by-laws, our Board of Directors may, for advisory purposes, set up technical or consultative committees, of a non-deliberative nature, to undertake special tasks or general activities of interest to us.

We have three advisory committees for our Board of Directors (committees on governance and ethics, strategy and finance and remuneration and executive development), which are composed of members of our Board of Directors and our Board of Executive Officers, in addition to other professionals.

D.    Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2010	2009	2008
Administration	3,589	4,189	1,452
Commercial	13,291	13,856	6,480
Production	96,901	96,228	51,076
Total	113,781	114,273	59,008

The information at December 31, 2008 includes employees of businesses acquired in 2008:  Eleva, Plusfood and Maroca Russo Indústria e Comércio Ltda (Cotochés). The information at December 31, 2009 and 2010 includes employees of Sadia.

All of our employees are located in Brazil, except for approximately 662 employees who are located abroad, mainly in Europe, who staff our overseas sales offices and processing plants.

We do not employ a material number of temporary employees. However, during the Christmas holiday season, we contract a company that furnishes sales representatives to us to assist with holiday sales.

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

We maintain a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan.” The principal components are (1) the PROHAB-Perdigão Housing Program, which provides home construction financing through an independent credit source, (2) the private Perdigão pension plan, administered by BRF – Brasil Foods Sociedade de Previdência Privada, (3) a credit cooperative that offers to the associated employee credit lines with attractive interest rates, (4) supplementary health plan that allows the employee to use the network agreements with costs subsidized by the Company, (5) meals services agreement, according to which the Company offers meals in its own restaurants or agreements with other restaurants for subsidies of up to 80% by the Company, (6) basic consumer products granted to employees with salary of up to five minimum wages and 80% subsidized by the Company and (7) collective insurance life policy.

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

On March 31, 2010, our shareholders approved long-term stock option plans for executive officers of BRF and Sadia. For more details, see “Item 6 – Directors, Senior Management and Employees – E. Share Ownership—Stock Option Plan.”

E.   Share Ownership

Share Ownership of Directors and Executive Officers

As of December 31, 2010, members of our board of directors and executive officers owned the common shares of our company set forth on the table below.

Directors:	Common Shares
Nildemar Secches	536,398
Wang Wei Chang	13,484
Luiz Fernando Furlan	5,944,216
Diva Helena Furlan	1,764,112
Francisco Ferreira Alexandre	3,007
João José Caiafa Torres	1
Carlos Alberto Cardoso Moreira	2
Wilson Carlos Duarte Delfino	6
Décio da Silva(1)	250,688
Gerd Edgar Baumer	200,000
João Vinicius Prianti	10,002
Adib Fadel	2
Luis Carlos Fernandes Afonso	2
Susana Hanna Stiphan Jabra	2
Manoel Cordeiro Silva Filho	2
Maurício da Rocha Wanderley	2
Rami Naum Goldfajn	2
Claudio da Silva Santos	2
Walter Fontana Filho	3,018,428
Eduardo Fontana d’Ávila	2,572,210
Roberto Faldini	464
Subtotal	14,313,032
Officers:
Nelson Vas Hacklauer	536
Nilvo Mittanck	110
Total	14,313,678

____________

 (1)  Excludes 26,346,620 common shares that may be deemed beneficially owned through Weg Participações e Serviços S.A.

Stock Option Plan

On March 31, 2010, our shareholders approved a long-term stock option plan for the executive officers of BRF (the “BRF Plan”) and a long-term stock option plan for certain executive officers of Sadia S.A. (the “Sadia Plan”), in both cases contemplating newly issued or treasury shares of BRF. The BRF Plan was a new plan, while the Sadia Plan was a migration of the stock option plan that was in place at Sadia prior to our business combination.

The maximum number of options granted under the BRF Plan may not exceed, at any time, the amount equivalent to 2% of the total number of common shares issued by BRF.  The exercise price of the stock options granted under the BRF Plan will be determined by our board of directors and will be equal to the average closing price of our shares on the 20 trading days preceding the execution of the stock option agreement. The exercise price is adjusted monthly based on the IPCA.

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

On August 26, 2010, the Board of Directors authorized the grant of 1,576,911 stock options to 35 executive officers with a maximum exercise period of five years as established under the plan guidelines and approved at the shareholders’ meeting held on March 31, 2010. No person received a number of options for common shares that, together with the common shares owned by that person, exceed one percent of our common shares. The stock options vest in three equal annual installments beginning on the first anniversary of date the stock options were granted.

The BRF Plan and the Sadia Plan are intended to attract, retain and motivate our executives to generate value for our companies and to align their interests with the interests of our shareholders.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

On December 31, 2010, we had outstanding 871,692,074 common shares (excluding 781,172 common shares held in treasury), without par value, 80,769,148 of which corresponded to ADRs. On December 31, 2010, we had approximately 30,000 holders of record.

Major Shareholders

The following table sets forth certain information as of March 31, 2011, with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) the total amount of our common shares owned by our directors and executive officers as a group.

	2010
Shareholders	Quantity	%

Caixa de Previdência dos Funcionarios do Banco do Brasil – PREVI (1)	110,846,320	12.70
Fundação Petrobras de Seguridade Social – PETROS (1)	87,560,126	10.04
Fundação Sistel de Seguridade Social – SISTEL (1)	13,127,812	1.50
Fundação Vale do Rio Doce – VALIA (1)	25,828,036	2.96
FPRV1 Sabiá FIM Previdenciário (2)	7,205,204	0.83
Tarpon Investimentos S.A.	61,106,290	7.00
All directors and executive officers as a group, alternative members and executive persons (22 persons) (3)	14,313,678	1.64
Subtotal	305,673,788	36.67
Others	566,799,458	63.33
Total	872,473,246	100.00

___________
(1)	These pension funds are controlled by participating employees of the respective companies, and they are parties to a voting agreement described in “— Shareholders’ Voting Agreement” below.
(2)

Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES - FAPES. The common shares currently held by this fund are part of the voting agreement signed by the Pension Funds described in “—Shareholders’ Voting Agreement” below.

(3)

See “—E. Share Ownership— Share Ownership of Directors and Executive Officers” for a table setting forth the share ownership of members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Décio da Silva through Weg Participações S.A., as described in “Item 6. Directors, Senior Management and Employees—Share Ownership of Directors and Executive Officers.” In addition, this number excludes any shares held by the pension funds of which certain of our directors are representatives.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since December 31, 2007, except as described below.

In 2008, FPRV1 Sabiá F1 Multimercado Previdenciário sold common shares of our company that it held, representing 1.32% of our share capital, on the São Paulo Stock Exchange.

•      In 2008 and 2009, Real Grandeza Fundação de Assistência e Previdência Social sold all of the common shares of our company that it held, representing 1.72% of our share capital, in a series of market transactions on the São Paulo Stock Exchange.

•      On July 8, 2009, in connection with our business combination with Sadia, we issued 37,637,557 new common shares to the shareholders of HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the business combination, as part of the merger of shares of HFF with BRF, which was the first step in our business combination with Sadia. We issued an additional 59,390,963 new common shares to the shareholders of Sadia as part of the merger of shares of Sadia with BRF, which was the final step in our business combination with Sadia. These shares were delivered to Sadia shareholders on September 22, 2009. These new issuances diluted the percentage of shares held by our shareholders.

•      In July 2009, we also issued 115 million common shares, including common shares underlying American Depositary Shares, in a public offering. In August 2009, we issued another 17.25 million common shares pursuant to the underwriters’ exercise of their over-allotment option.

•      As a result of the increase in our share capital in connection with our business combination with Sadia, BIRD Fundo de Investimento em Ações – Investimento no Exterior, a fund controlled by members of the Shan Ban Shun family, now holds less than 5.0% of our common shares.  As of December 31, 2008, it held 30,031,734 of our common shares, representing 7.26% of our share capital, and as of December 31, 2009, those common shares represented 3.44% of our share capital.

•      In April 2010, the number of common shares held by investment and portfolio funds under the discretionary management of Tarpon Investimentos S.A. reached 43,773,390, representing 5.02% of our share capital.  Since that time, funds managed by Tarpon Investimentos S.A. have acquired additional shares and now hold a total of 61,106,290 common shares, representing 7.00% of our share capital.

The pension funds that are a party to the voting agreement described below held 28.03% of our share capital as of December 31, 2010, compared to 46.1% held at December 31, 2006.

Shareholders’ Voting Agreement

The Pension Funds entered into a shareholders’ voting agreement, dated March 6, 2006, which provided for the exercise of the voting rights of these shareholders with respect to (1) the election of the members of our board of directors, board of executive officers and fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporations Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

These shareholders have agreed to meet before any shareholders’ or board of directors’ meeting to reach a voting agreement regarding such matters. The decision will be taken by the majority of the shareholders, except in relation to the election of the members of (1) our board of directors, where each shareholder is entitled to indicate one member; and (2) the fiscal council.

The shareholders’ voting agreement was valid for a term of five years or until the participation of the Pension Funds was collectively less than 20% of our share capital. Under the agreement, the Pension Funds were free to transfer and encumber their shares, in whole or in part, without seeking the remaining shareholders’ approval. The shares transferred to unrelated third parties were no longer bound by the shareholders’ voting agreement. Shares acquired by the Pension Funds after the date of the agreement were also not bound by the agreement. While the voting agreement expired on April 12, 2011, the Pension Funds expect to sign a new shareholders’ voting agreement with the same terms and conditions as the prior agreement.

The foregoing description summarizes the material terms of the shareholders’ voting agreement and it is qualified in its entirety by reference to the full text of the agreement attached hereto as Exhibit 4.02.

B.   Related Party Transactions

The following summarizes the material transactions that we have engaged in with our directors, key management personnel, principal shareholders and ours and their affiliates since January 1, 2009.  The disclosure of related party transactions below is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

BNDES Financings

As of December 31, 2010, we had outstanding debt obligations to BNDES, including long-term loans under our FINEM credit line in an aggregate principal amount of R$1,438.8 million, and credit lines for the financing of international trade transactions through BNDES’s EXIM program in the amount of R$651.7 million.  Although BNDES is the sponsor of FAPES, which controls FPRVI Sabiá FIM Previdenciária, one of our principal shareholders, FAPES is independently managed.

The transactions with BNDES were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

We are also borrowers under long-term loans with favorable interest rates from Banco do Brasil S.A. to fund eligible capital expenditures in the Central-West region of Brazil under a Brazilian federal government incentive program. Our primary long-term loans from Banco do Brasil S.A. at December 31, 2010 include (1) a commercial credit line in the amount of R$453.7 million, (2) an export credit note in the amount of R$146.6 million and (3) an industrial credit note in the amount of R$8.0 million. Our outgrowers of poultry and hogs may also obtain federal government-subsidized rural credit financing from Banco do Brasil S.A. to fund capital expenditures. We assist our outgrowers in arranging this long-term financing. BRF currently does not guarantee and is not financially responsible for these outgrowers’ financing arrangements; however, we pay part of the payments that we would otherwise make to the outgrowers directly to a mutual fund operated by Banco do Brasil S.A. to support repayment of these financings.  Sadia provides the guarantees of outgrower financing described in “Item 5. Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements.”

The transactions with Banco do Brasil were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Transactions with Subsidiaries

Loans

Our subsidiaries have entered into certain loan agreements.  The following table sets forth the outstanding balances and interest rates on inter-company loans above R$10 million as of December 31, 2010:

Creditor	Debtor	As of December 31, 2010	Interest Rate	Denominations
(in millions of reais)
BFF International	Perdigão International	714,600	1.8% p.a. + variable rate	U.S.$
BFF International	Wellax Food Comércio	487,500	8.00% p.a. + variable rate	U.S.$
Crossban Holdings	Perdigão International	178,000	Eurolibor + variable rate	Euro
Perdix International Foods	Perdigão Holland BV	36,400	8.00% p.a. + variable rate	Euro
Perdigão Holland BV	Plusfood BV	17,800	6.00% p.a. + variable rate	Euro

Leases

In the first quarter of 2011, we also subleased a portion of our administrative office, located at Rua Hungria 1400, São Paulo, in the State of São Paulo, and our former administrative office in São Paulo to Sadia.

Operational Lease Agreement with FAF

Sadia has entered into an operational leasing agreement with Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan and Fontana families, the former controlling shareholders of Sadia. Under the agreement, we rent a distribution center facility in the City of Jundiaí, São Paulo that is owned by FAF. The total rent expense for 2010 amounted to R$12.1 million (R$12.7 million in 2009). The lease monthly payments were established on an arm’s length basis.

FAF also administers a defined benefit plan for employees of Sadia. FAF is controlled by members of the Fontana family. Luiz Fernando Furlan and Walter Fontana Filho, who are members of our board of directors, may have significant influence over Concórdia, including Concórdia Corretora

Transactions with Affiliates of the Former Controlling Shareholders of Sadia

Sadia is a party to transactions with Concórdia Holding Financeira S.A. (together with its subsidiaries, “Concórdia”), a company that was controlled by Sadia before the business combination and which, in turn, controlled Banco Concórdia S.A. and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities (“Concórdia Corretora”). In connection with the business combination, Sadia sold the shares of Concórdia Holding Financeira S.A. to HFIN Participações S.A., a holding company formed by the former controlling shareholders of Sadia for purposes of the transaction. The former controlling shareholders of Sadia, consisting of members of the Furlan and Fontana families and entities controlled by them, are now shareholders of our company. The transactions between Sadia and Concórdia historically included transactions related to (1) human resources (contracting of retirement plan, life insurance, and dental insurance with third parties), (2) telephone and (3) information technology, representing an aggregate monthly amount for clauses (1), (2) and (3) of R$50,000. These transactions were terminated prior to December 31, 2009.

Concórdia Corretora provided services to Sadia in connection with foreign exchange, brokerage, currency hedging and commercial paper transactions and asset management, and Sadia paid Concórdia Corretora an average monthly amount of R$120,000 in 2008.  The foreign exchange, brokerage, currency hedging and commercial paper transactions ceased prior to 2009. Concórdia Corretora continues to provide asset management services to Sadia, with average monthly payments of R$0.1 million by Sadia to Concórdia Corretora in 2010, including with respect to the Credit Assignment Investment Fund described below. Luiz Fernando Furlan and Walter Fontana Filho, who are members of our board of directors, may have significant influence over Concórdia, including Concórdia Corretora.

Until September 30, 2010 Sadia was party to an agreement to sell, from time to time, its domestic receivables to a Credit Assignment Investment Fund (Fundo de Investimentos em Direitos Creditórios, or “FIDC”) administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. This agreement was terminated on September 30, 2010.  In the year ended December 31, 2010, Sadia received funds in the amount of R$3,138.1 million from the sale of receivables to the fund and incurred R$18.8 million of related expenses. See note 21.7 to our consolidated financial statements.

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

Transactions with Instituto Sadia de Sustentabilidade

Sadia is the guarantor of a loan to the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES to set up biodigestors on the properties of the rural producers that are taking part in Sadia’s integration system as part of the Sadia sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees at December 31, 2010 was R$83.9 million.

Sadia has also provided a loan to the Sadia Sustainability Institute to help finance its operations.  The loan bears interest at 12.0% and as of December 31, 2010, the amount outstanding was R$14.9 million.  As of March 31, 2011, the amount outstanding was R$15.3 million.

The Sadia Sustainability Institute is a Brazilian not-for-profit organization organized by Sadia and dedicated to promoting sustainable development.

C.   Interests of experts and counsel.

Not applicable.

ITEM 8.               FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of the Company is comprised of common shares. As of April 15, 2011, 871,745,274 of our common shares (excluding 727,972 held in treasury) were issued and outstanding, 89,926,083 of which correspond to ADRs.

Legal Proceedings

We are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for eventual losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice.  We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable.  However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions.  Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.”

Tax Proceedings

We were engaged in several legal proceedings with Brazilian tax authorities in the aggregate amount of R$3,805.2 million as of December 31, 2010, for which we have established provisions in an aggregate amount of R$281.5 million as of December 31, 2010, compared to R$204.8 million as of December 31, 2009.

Contingencies for probable losses:

Of the proceedings for which we have recorded a provision for loss, the primary proceedings are the following:

•         Income tax and social contribution:  Sadia registered a R$23.2 million provision (R$21.7 million as of December 31, 2009) related to the following matters: (i) R$15.3 million (R$14.2 million as of December 31, 2009) relating to a tax assessment notice challenging the correctness of Granja Rezende’s taxable income (merged into Sadia in 2002); (ii) R$6.3 million (R$6.1 million as of December 31, 2009) relating to a tax assessment notice alleging undue offsetting of income tax withheld on Granja Rezende’s financial investments; and (iii) R$1.6 million (R$1.4 million as of December 31, 2009) relating to other provisions.

•         ICMS:  We are involved in administrative and judicial tax disputes associated with the recording of ICMS tax credits on certain transactions, such as the acquisition of consumption materials and the recording of tax credits with monetary correction. The provision amounts to R$34.1 million (R$34.1 million as of December 31, 2009). Sadia is involved in several administrative proceedings regarding ICMS in a total amount of R$32.7 million (R$30.4 million as of December 31, 2009), mainly associated with customs clearance processes, debits arising from accessory obligations and the recording of credits on consumption materials.

•         CPMF on export revenues: We recorded a provision for a contingency in the amount of R$14.0 million (R$22.7 million as of December 31, 2009) regarding a judicial proceeding for the non-payment of the Temporary Contribution on Financial Transfers (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira, or “CPMF”) charged on income from exports. The lawsuit is currently before the Third Region Federal Court of Appeals (“TRF”), pending decision of an appeal.

•         PIS and COFINS: We are involved in an administrative proceeding related to the offset of tax credits against other federal taxes, in the amount of R$ 34.2 million (R$ 33.6 million as of December 31, 2009).

•         Other tax contingencies: Sadia registered other provisions related to the payment of social security contributions, Social Integration Program (Programa de Integração Social, or “PIS”) tax, duties and other taxes in a total amount of R$41.3 million (R$39.7 million as of December 31, 2009).

Contingencies for possible losses

               The amount of tax contingencies for possible losses is R$3,523.7 million (R$2,896.4 million as of December 31, 2009), of which R$578.5 million (R$578.5 million as of December 31, 2009) relate to the corresponding fair value estimate resulting from the business combination with Sadia. The most significant of these possible losses are described below:

•         Profits earned abroad: On October 3, 2008, the Perdigão Agroindustrial S.A. (merged into our company on March 9, 2009) was assessed by the Internal Revenue Service for alleged failure to collect income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$164.8 million as of December 31, 2010. (R$155.8 million as of December 31, 2009). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based, and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, but we classify the potential outcome as a possible loss.

•         ICMS:  We are involved in several administrative and judicial proceedings related to ICMS tax credits on the acquisition of essential products with a reduced tax burden (“cesta básica”) in the amount of R$388.9 million (R$255.8 million as of December 31, 2009); the recording of ICMS tax deemed credits in the amount of R$10.8 million (R$82.0 million as of December 31, 2009); ICMS tax benefits granted by certain states (guerra fiscal) in the amount of R$1,057.3 million (R$887.1 million as of December 31, 2009) and R$565.0 million (R$350.7 million as of December 31, 2009) related to other cases. We believe that the related leading case related to essential products may be settled during 2011.

•         PIS and COFINS on the payment of interest on shareholders’ equity: We have filed a lawsuit to challenge the assessment of PIS and Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes on the payment of interest on shareholders’ equity with respect to the 2002-2008 period, for the PIS tax, and with respect to the 2004-2008 period, for the COFINS tax, for a total amount of R$43.9 million (R$41.4 million as of December 31, 2009). Our management and its outside counsel classify the chances of loss as possible, and therefore no provision has been recorded.

•         IPI Premium Credit: Sadia is a defendant in a tax foreclosure in the amount of R$387.3 million (R$364.6 million as of December 31, 2009), related to the use of Industrial Production Tax (Imposto sobre Produtos Industrializados, or “IPI”) tax premium credits to offset other federal taxes.  Sadia has offset the taxes based on a final and non-appealable favorable decision.

•         Other tax contingencies: Sadia has other pending administrative and judicial cases in the amount of R$473.9 million (R$400.5 million as of December 31, 2009) related to social security contributions (R$122.0 million and R$115.3 million as of December 31, 2009), income tax, social contribution and withholding income tax (R$158.6 million and R$119.7 million as of December 31, 2009), PIS and COFINS taxes (R$104.3 million and R$83.5 million as of December 31, 2009), IPI in the amount of R$55.0 million (R$27.6 million as of December 31, 2009) and others in the amount of R$34.1 million (R$54.4 million as of December 31, 2009).

Labor Proceedings

As of December 31, 2010, we were involved in 10,508 labor proceedings amounting to total claims of R$2,955 million.  As we have not completed the integration of our business with Sadia (due, among other reasons, to limitations imposed by the Brazilian antitrust authorities), it is not possible to estimate these amounts as of December 31, 2010. These cases are mainly related to overtime, salary adjustments for inflation for periods prior to the introduction of the real, illnesses allegedly contracted at work and work-related injuries. The labor suits are mainly at the lower court level, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. Our provisions for probable losses in labor claims were R$110.2 million as of December 31, 2010.  We recorded these provisions based on past history of payments and the opinion of our legal counsel. Our management believes that the provision is sufficient to cover probable losses.  However, as noted above in the first paragraph under “—Legal Proceedings,” our losses classified as possible (but not probable) losses are considerably higher than this amount.

Civil, Commercial and Other Proceedings

As of December 31, 2010, we were defendants in 5,094 civil proceedings amounting to total claims of R$365.2 million.  As we have not completed the integration of our business with that of Sadia (due, among other reasons, to limitations imposed by the Brazilian antitrust authorities), it is not possible to estimate these amounts as of December 31, 2010.  We were defendants in several civil, commercial and others proceedings related to, among other things, traffic accidents, breach of contract claims, property damage and physical injuries.  The civil, commercial and other actions are mostly in lower courts in the evidentiary phase, and we are awaiting the decisions of the applicable courts.  We have recorded provisions for probable losses in the amount of R$97.2 million in connection with our pending civil, commercial and other proceedings as of December 31, 2010.  We recorded these provisions based on past history of payments and the opinion of our legal counsel.  Our management believes that the provision is sufficient to cover probable losses. However, as noted above in the first paragraph under “—Legal Proceedings,” our losses classified as possible (but not probable) losses are considerably higher than this amount.

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

In addition, on May 15, 2009, Sadia received a letter from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM,”) informing Sadia that the CVM had initiated a preliminary investigation of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. On August 21, 2009, Sadia received an additional letter from the CVM requesting that Sadia provide certain documents to the CVM in connection with its investigation, which was complied with by Sadia. This investigation currently relates only to these individuals and not to Sadia itself. Accordingly, no contingency has been recorded. On December 14, 2010, the CVM issued a decision holding certain officers and directors of Sadia liable and imposed fines of up to R$400,000 on each of the officers and directors. Three such individuals still serve as directors or alternative directors of our company.

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

The conclusions of the BDO report were also considered by the shareholders who voted unanimously at an Extraordinary Meeting of Shareholders held on April 6, 2009, for Sadia to file a liability action against the former Chief Financial Officer (based on negligent conduct, bad business judgment or imprudence, under The Brazilian Corporations Law Article 159), seeking indemnification for Sadia’s losses. As a consequence, Sadia retained a specialized law firm that evaluated the facts and merits of the case, including the BDO report, in order to file a lawsuit against the former Chief Financial Officer. A lawsuit in connection with this matter was filed on June 18, 2009. In addition, the same former officer filed a labor lawsuit against Sadia. Both cases are recorded as possible losses in Sadia’s contingency system, and no provisions have been recorded.  Both cases are now pending the former officer’s appeal, which are awaiting a decision from the lower courts.

On December 14, 2009, Sadia filed a liability action for indemnification under The Brazilian Corporations Law Article 159 against the two financial managers based on negligent conduct, bad business judgment or imprudence.  These civil lawsuits are in preliminary stages. On September 27, 2010, one of these managers filed a labor lawsuit against Sadia, which is also in a preliminary stage.

In 2010, the CVM reopened a previous investigation into certain officers of Sadia and members of its board of directors regarding potential liability arising out of interviews conducted with newspapers and magazines prior to the announcement of the business combination between Sadia and our company. The investigation is currently under review by the CVM. The CVM also initiated a new proceeding to investigate potential liability arising out of the sale of HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the business combination transaction with our company. These new administrative or judicial proceedings are still at a preliminary stage and currently relate only to such individuals. Sadia itself is not a part of such investigations and, accordingly, no contingency has been recorded.

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2005 on a per share basis in reais. The amounts give effect to the three-for-one share split that became effective on April 12, 2006. After the share reclassification that became effective on April 12, 2006, we no longer have authorized or outstanding preferred shares, in accordance with the Brazilian Novo Mercado rules.

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

Year	Description	First Payment Date	Nominal Currency Brazilian per Share	U.S.$ Equivalent per Share at Payment Date
2006	Interest on shareholders’ equity	February 27, 2007	0.19	0.09
2006	Dividends	February 27, 2007	0.02	0.01
2007	Interest on shareholders’ equity	August 31, 2007	0.22	0.11
2007	Interest on shareholders’ equity	February 29, 2008	0.33	0.19
2008	Interest on shareholders’ equity	August 29, 2008	0.25	0.15
2008	Interest on shareholders’ equity	February 27, 2009	0.12	0.05
2009	Interest on shareholders’ equity	February 26, 2010	0.23	0.13
2010	Interest on shareholders’ equity	August 27, 2010	0.06	0.03
2010	Interest on shareholders’ equity	February 24, 2011	0.24	0.14

The following table sets forth total dividends and interest on shareholders’ equity by share class:

Year	Dividends and Interest on Shareholders’ Equity on Common Shares	Dividends and Interest on Shareholders’ Equity on Preferred Shares	Total Dividends and Interest on Shareholders’ Equity
	(in millions of reais)
2006	35.20	—	35.20
2007	100.20	—	100.20
2008	76.40	—	76.40
2009	100.00	—	100.00
2010	262.50	—	262.50

Amounts Available for Distribution

The section of this form entitled “Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law. See “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity” under Item 10.

B.    Significant Changes.

The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report on Form 20-F.

ITEM 9.            THE OFFER AND LISTING

A.   Markets

The principal trading market for our common shares is the São Paulo Stock Exchange.

On October 20, 2000, ADRs representing our preferred shares began trading on the NYSE. On April 12, 2006, our preferred shares were converted into common share and our ADRs have represented our common shares since then. On March 31, 2011, there were 89,199,010 ADRs outstanding, representing 10.2% of our outstanding common shares.

Share Reclassification and Related Share Split

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors. In accordance with IFRS, per share data and other information in this Annual Report on Form 20-F have been adjusted to give effect to the reclassification and related share split.

On March 31, 2011, we had approximately 29,000 shareholders, including 1,314 U.S. resident holders of our common shares (including The Bank of New York, as depositary). On March 31, 2011, there were 871,745,274 common shares issued and outstanding (excluding 727,972 common shares held in treasury).

Price History of Our Common Shares, Preferred Shares and ADRs

The tables below set forth the high and low closing sales prices for our common shares and preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADRs on the NYSE for the periods indicated. The sales prices for our common shares and preferred shares, and the ADRs, have been adjusted to give effect to the three-for-one share split that became effective on April 12, 2006.

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per Common Share		Reais per Preferred Share (1)		U.S. dollars per ADR
	High	Low	High	Low	High	Low
Year
2006	16.16	9.19	16.16	10.50	7.40	3.70
2007	24.48	12.25	—	—	14.50	5.61
2008	26.65	13.60	—	—	16.70	5.22
2009	24.88	12.96	—	—	14.27	5.38
2010	27.09	20.81	—	—	17.05	11.25

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per Common Share		Reais per Preferred Share (1)		U.S. dollars per ADR
	High	Low	High	Low	High	Low
Quarter
2009
First Quarter	16.82	12.96	—	—	7.46	5.38
Second Quarter	20.50	14.25	—	—	10.42	6.23
Third Quarter	24.88	18.52	—	—	13.71	7.85
Fourth Quarter	24.30	19.80	—	—	14.27	11.37
2010
First Quarter	24.24	21.60	—	—	14.09	11.48
Second Quarter	26.20	20.81	—	—	14.90	11.25
Third Quarter	25.77	22.30	—	—	15.57	12.75
Fourth Quarter	27.90	23.79	—	—	17.05	13.98
2011			—	—
First Quarter	30.15	26.50	—	—	18.37	16.16

___________

Source: Bloomberg

(1)   Preferred shares were converted into common shares on April 12, 2006.

On April 25, 2011, the closing sales price of:

•         our common shares on the São Paulo Stock Exchange was R$31.56 per share;

•         the ADRs on the NYSE was U.S.$20.45 per ADR;

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

The integration process among such companies was fully completed in November 2008. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has open outcry trading sessions, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during Brazilian summer time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:45 p.m. to 6:30 p.m. or from 6:45 p.m. to 7:30 p.m. during Brazilian summer time. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA.

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

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the CMN. Resolution No. 2,689 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. For more information, see “Regulation of Foreign Investment” under Item 10.

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

Brazilian Law No. 6,385/76, as amended, the Brazilian Corporation Law and regulations issued by the CVM provide for, among other things, disclosure obligations, restrictions on insider trading and price manipulation and protections for minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as securities markets in the United States and some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of our common shares and ADRs at a disadvantage. Corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

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

•	in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined pursuant to an appraisal;

•	present an annual balance sheet prepared in accordance with, or reconciled to, IFRS;

•	establish a two-year term for all members of the board of directors;

•	require that at least 20% of our board of directors consist of independent directors; and

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

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in Itajai, State of Santa Catarina. We are duly registered with Junta Comercial do Estado de Santa Catarina under the number NIRE 42.300.034.240 and with the CVM under No. 01629-2.

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

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our Bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 37 of our bylaws.

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

Notice of Shareholders’ Meetings

Under the Brazilian Corporation Law, notice of each of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de Santa Catarina, the official newspaper of the State of Santa Catarina, and in another widely circulated newspaper in the same state, which is currently the Diário Catarinense.  In addition, in accordance with CVM rules, we must publish a notice of the shareholders’ meeting and other official documents in a newspaper specializing in business matters called Valor Econômico. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on second call. However, pursuant to our bylaws, the shareholders’ meeting to approve our delisting from the Novo Mercado or a going private transaction must be called not less than 30 days prior to the meeting. In certain other circumstances, the CVM may require that the first notice be published not later than 30 days prior to the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM can become familiar with and analyze the proposals to be submitted at the meeting and, if applicable, inform the company, up to the end of the suspension period, the reasons why it believes that a proposed resolution violates legal or regulatory provisions.

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

Fiscal Council

Under the Brazilian Corporation Law, the fiscal council is an outside auditing body independent of the company’s management. Its main responsibility is to inspect the actions of the management and audit our consolidated financial statements, reporting its observations to the shareholders.

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

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution. At December 31, 2010, we had a legal reserve of R$111.2 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceed the sum of (1) the portion of our net income, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2010, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2010, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for two additional reserves:

•         Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital. At December 31, 2010, we had reserves for increases in capital of R$280.2 million.

•         Expansion reserves. Under our bylaws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2010, we had an expansion reserve of R$673.3 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2010, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2010, we had a capital reserve of R$69.3 million.

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

Any payment of interest on shareholders’ equity to holders of common shares or ADRs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. Under our bylaws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.

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

For a detailed description of the procedures applicable to takeover bid by increased participation, see our bylaws filed as an exhibit to this Annual Report on Form 20-F.

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

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information:

•

financial statements prepared in accordance with IFRS and related management and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•	notices of our annual shareholders’ meeting, on the date of its publication;

•	a summary of the decisions taken at the annual general shareholders’ meeting, on the day the meeting is held;

•	a copy of the minutes of the annual shareholders’ meeting, within ten days of its occurrence;

•

Formulário de Refêrencia - a report on a standard form containing annual corporate, business, and selected financial information, within a month from the date of the annual general shareholders’ meeting; and we must update this document in accordance with Instructions 480 and 481 of the CVM;

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

•

release our annual financial statements and consolidated financial statements in accordance with IFRS, in reais  and in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with IFRS, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

•

disclose, in the English language, the complete financial statements of BRF – Brasil Foods S.A. (parent company on an unconsolidated basis), management reports and notes to the financial statements prepared in accordance with Brazilian Corporation Law, as well as the independent auditors’ report; and

•

as from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:

•	disclose, in its entirety, our quarterly financial information translated into the English language; or

•	disclose our financial statements and consolidated financial statements in accordance with IFRS, accompanied by the independent auditors’ report.

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercadoregulations, with our quarterly information (Informações Trimestrais):

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

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our Annual Report on Form 20-F (Informações Anuais-IAN).

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

Stock Option Plan

On March 31, 2010, our shareholders approved long-term stock option plans for executive officers of BRF and Sadia. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plan.”  We were required to seek shareholder approval of this stock option plan, as described in “— Meeting of Shareholders” above, and we were required to disclose the stock option plan and provide the São Paulo Stock Exchange and the CVM with a copy.

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

At separate meetings held on August 18, 2009, the common shareholders of BRF and Sadia approved the further step of the business combination, pursuant to which Sadia became our wholly-owned subsidiary and holders of common and preferred shares of Sadia received common shares of BRF.

The business combination remains subject to review by the antitrust authorities in Brazil. On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for in natura meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and in natura beef), although not purchases of poultry or hogs. However, for our other activities, we continue to be subject to our reversibility agreement during the review period by the Brazilian antitrust authorities.

On June 29, 2010, the SEAE published its report on the business combination and recommended to the CADE that the transaction be approved with certain restrictions.  The SEAE’s report found significant concentration with a probability of negative competitive effects for certain of the activities of our combined company in our domestic market. The SEAE recommended that the CADE adopt one of two alternatives:

•

the license, for at least five years, of one of our major brands (Sadia or Perdigão) and the sale of the related assets of production associated with the participation in the market for the products sold under the applicable brand; or

•

the sale of the brands Batavo, Rezende, Confiança,   Wilson  and Escolha Saudável and the related assets of production associated with the participation in the market for the products sold under those brands.

If the business combination is approved, it will be retroactive to the date on which the transaction closed; however, if the business combination is not approved, it would be unwound retroactively to the closing date. As a condition to approving the transaction, CADE may require us to implement one of the alternatives recommended by the SEAE, or it could impose other significant conditions or performance commitments on the combined company, including commitments to divest from other businesses, risks and product lines, trademarks or production facilities. We have consolidated the results of operations of Sadia in our results of operations since July 8, 2009.

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

Electronic Registrations by the Brazilian Central Bank have been issued in the name of the Company with respect to the ADRs. Pursuant to the electronic registration, the Custodian will be able to convert dividends and other distributions with respect to the shares represented by the ADRs into foreign currency and remit the proceeds outside Brazil.

E.   Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADRs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADRs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of common shares or ADRs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADRs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares or ADRs. Prospective holders of common shares or ADRs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADRs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”) and does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder should consult its own tax adviser concerning the Brazilian tax consequences of an investment in common shares or ADRs. The discussion below is based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.

Income Tax

Dividends. Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADRs, are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

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

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•

are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Council (“Registered Holder”) and (ii) is not a Tax Haven Resident; and

•

are subject to withholding income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Residents that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

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

Sale of ADRs by U.S. Holders to Other Non-Residents in Brazil

As discussed above, the sale of property located in Brazil involving Non-Resident Holders is subject to Brazilian withholding income tax as of February 1, 2004. Our understanding is that ADRs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

Gains on the Exchange of ADRs for Common Shares

Although there is no clear regulatory guidance, the exchange of ADRs for common shares should not be subject to Brazilian withholding tax. Non-Resident Holders may exchange the ADSs evidenced by ADRs for the underlying common shares, sell the common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration) with no tax consequences.

Upon receipt of the underlying common shares in exchange for ADSs evidenced by ADRs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such common shares as a foreign portfolio investment under Resolution No. 2,689/00, which will entitle them to the tax treatment discussed above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out on the Brazilian stock exchange.

Gains on the Exchange of Common Shares for ADRs

The deposit of common shares in exchange for the ADRs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the common shares, as the case may be, is lower than:

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

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADRs, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADRs.

U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares and ADRs as of the date hereof. Except where noted, this summary deals only with U.S. Holders (as defined below) that hold our common shares or ADRs as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used in this summary, the term “U.S. Holder” means a holder of our common shares or ADRs that is for U.S. federal income tax purposes:

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

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•         a dealer in securities or currencies;

•         a financial institution;

•         a regulated investment company;

•         a real estate investment trust;

•         an insurance company;

•         a tax-exempt organization;

•         a person holding our common shares or ADRs as part of a hedging, integrated or conversion transaction or a straddle;

•         a person deemed to sell our common shares or ADRs under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

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

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement relating to the ADRs, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our common shares or ADRs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADRs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADRs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

ADRs

If you hold ADRs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by the ADSs evidenced by ADRs. Accordingly, deposits or withdrawals of common shares for ADRs will not be subject to U.S. federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADRs or our common shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of ADRs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADRs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, although we believe that dividends received with respect to ADRs currently meet the conditions required for those reduced tax rates, we do not believe that dividends received with respect to common shares (rather than ADRs) currently meet the conditions required for those reduced tax rates. We cannot assure you that the ADRs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under “Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in reais  will equal the U.S. dollar value of the reais  received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADRs, regardless of whether the reais  are converted into U.S. dollars. If the reais  received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the reais  received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the reais  equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais  will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, Brazilian withholding taxes on distributions (including distribution of interest on shareholders’ equity) will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADRs or our common shares will be treated as income from sources outside the United States and will generally constitute passive category income. In addition, in certain circumstances, if you have held ADRs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ADRs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADRs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should assume that a distribution will generally be treated as a dividend (as discussed above).

Distributions of common shares or ADRs, or rights to subscribe for common shares or ADRs, which are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2010, and we do not expect to be a PFIC for 2011 or in the future, although we can provide no assurances in this regard.

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

The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADRs or common shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADRs or common shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

If we are a PFIC for any taxable year during which you hold our ADRs or common shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADRs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADRs or common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADRs or common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADRs or common shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADRs because the ADRs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADRs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADRs and not the common shares are listed on the NYSE. Our common shares are listed on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADRs or common shares at the end of the year over your adjusted tax basis in the ADRs or common shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADRs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADRs or common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADRs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADRs or common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADRs or common shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale, exchange or redemption of common shares or ADRs in an amount equal to the difference between the amount realized for the common shares or ADRs (including any amounts withheld to reflect Brazilian withholding taxes) and your tax basis in the common shares or ADRs, both determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares or ADRs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange Tax or IOF/Bonds Tax (as discussed above under “—Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of common shares or ADRs and the proceeds from the sale, exchange or redemption of common shares or ADRs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company’s filings are available to the public over the internet at BRF’s web site at http://www.brasilfoods.com/ir. Such filings and other information on its website are not incorporated by reference in this Annual Report on Form 20-F. You may request a copy of this filing, and any other report, at no cost, by writing to us at the following address or telephoning us:

Investor Relations Department

BRF - Brasil Foods S.A.

Rua Hungria,1400

01455-000 - São Paulo - SP - Brazil

Tel.: +55 11 2322-5052

Fax: +55 11 2322-5061

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

Under IFRS, we have accounted for our derivative instruments using the fair value method.

The following section describes the significant market risks associated to our activities and the related financial instruments.

Interest Rate Risk

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2010. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash and cash equivalents and the amounts of derivative instruments.

Financial Instruments	All-in Weighted Average Annual Interest Rate	Short Term	2012	2013	2014	2015	Thereafter	Carrying Amount	Fair Value
Assets - Short/Long-term		3,174,450	153,159	101,971	40,846	—	81,677	3,552,102	3,552,102
Fixed rate		1,672,038	—	27,882	16,167	—	—	1,716,086	1,716,086
In U.S. dollars	1.54%	1,668,984	—	27,882	16,167	—	—	1,713,032	1,713,032
In Euros	0.25%	3,054	—	—	-	—	—	3,054	3,054
In Reais	—	—	—	—	-	—	—	—	—
Variable rate	—	1,310,602	153,159	74,089	24,679	—	81,677	1,644,206	1,644,206
In Reais	102% CDI	727,522	26,203	—	-	—	20,700	774,425	774,425
In Reais	100% SELIC	62,969	52,938	—	24,679	—	—	140,586	140,586
In Reais	IGPM+12%	—	—	—	—	—	60,977	60,977	60,977
In U.S. dollars	Libor+4.5%	18,580	74,018	74,089	—	—	—	166,687	166,687
In U.S. dollars	Fed Fund US	501,531	—	—	—	—	—	501,531	531,531
Without rate		83,107	—	—	—	—	—	83,107	83,107
In Reais	—	83,107	—	—	—	—	—	83,107	83,107
In U.S. dollars	—	108,703	—	—	—	—	—	108,703	108,703
Liabilities - Short/Long-term		2,232,669	2,035,019	667,285	199,445	103,503	1,994,229	7,232,150	7,232,150
Fixed rate		1,122,189	70,275	61,155	15,694	21,738	1,782,444	3,073,494	3,073,494
In Reais	7.28%	1,026,138	12,491	2,838	15,694	21,738	135,109	1,214,008	1,214,008
In U.S. dollars	7.16%	96,051	49,986	58,317	—	—	1,647,334	1,851,689	1,851,689
In Euros	4.50%	—	7,798	—	—	—	—	7,798	7,798
In Pounds sterling	—	—	—	—	—	—	—	—	—
Variable rate		1,110,480	1,964,744	606,130	183,751	81,764	211,785	4,158,655	4,158,655
In Reais		510,282	798,906	270,071	149,160	67,899	205,748	2,002,066	2,002,066
Index	TJLP + 3.34%	502,875	796,506	270,071	149,160	67,899	29,714	1,816,225	1,816,225
Index	IGPM + 9.53%	7,407	2,400	—	—	—	176,034	185,841	185,841
In U.S. dollars		600,199	1,165,838	336,059	34,591	13,865	6,038	2,156,589	2,156,589
Index	Libor + 1.53%	518,520	1,092,859	280,958	10,741	—	—	1,903,079	1,903,079
Index	UMBNDES +2.29%	54,419	47,060	42,142	23,850	13,865	6,038	187,373	187,373
Index	92.86% CDI	27,259	25,919	12,959	—	—	—	66,137	66,167
Net		941,781	1,881,860	565,314	158,599	103,503	1,912,552	3,680,047	3,680,047

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

The table below provides information about our derivative financial instruments and other financial instruments and presents such information in real  equivalents as of December 31, 2010. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For cross-currency swaps, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

On-Balance Sheet Financial Instruments	Short Term	2012	2013	2014	2015	Thereafter	Carrying Amount	Fair Value
US dollars denominated instruments	2,989,091	1,284,885	490,782	46,747	10,765	1,646,751	6,469,020	6,469,020
Assets
Short/Long-term investments	2,297,797	74,018	101,971	16,167	—	—	2,489,953	2,489,953
Average annual interest rate	0.99%	4.80%	6.29%	10.26%	—	—	1.38%	—
Liabilities
Short/Long-term investments	691,294	1,210,867	388,811	30,580	10,765	1,646,751	3,979,068	3,979,068
Average annual interest rate	2.99%	2.45%	2.88%	1.25%	1.00%	7.23%	4.55%
EURO denominated instruments	3,054	—	—	—	—	—	10,852	10,852
Assets
Short/Long-term investments	3,054	—	—	—	—	—	3,054	3,054
Average annual interest rate	0.25%	—	—	—	—	—	0.25%	—
Liabilities
Short/Long-term debt	—	7,798	—	—	—	—	7,798	7,798
Average annual interest rate	—	4.50%	—	—	—	—	4.50%	—

	Notional amount - Expected maturity date							Gain/(loss)
	All-in Weighted Average Annual Interest Rate	Short Term	2012	2013	2014	2015	Thereafter	Carrying Amount	Fair Value
Total Notional	—	2,107,990	1,025,616	306,318	—	—	—	16,431	16,431

Interest rate swaps	—	254,204	1,025,616	306,318	—	—	—	(79,140)	(79,140)
Received U.S.$/ Pay U.S.$
Notional amount	—	217,454	878,616	103,206	—	—	—	(35,591)	(35,591)
Average annual interest received in U.S.$	—	1.39%	1.39%	1.39%	—	—	—	—	—
Average annual interest paid in U.S.$	—	3.62%	3.62%	3.62%	—	—	—	—	—
Duration	—	0.43	2.00	3.00	—	—	—	—	—
Receive U.S.$/ Pay R$
Notional amount	—	36,750	147,000	203,112	—	—	—	(43,549)	(43,549)
Average annual interest received in U.S.$	—	4.55%	4.55%	4.55%	—	—	—	—	—
Average annual interest paid in 94,38% of CDI	—	10.04%	10.04%	10.04%	—	—	—	—	—
Duration	—	0.96	2.00	3.00	—	—	—	—	—

Non-deliverable forward	—	1,598,528	—	—	—	—	—	94,849	94,849
Receive R$/ Pay U.S.$
Notional amount	—	994,766	—	—	—	—	—	65,690	65,690
Average annual interest received in R$	—	9.06%	—	—	—	—	—	—	—
Average annual interest paid in U.S.$	—	—	—	—	—	—	—	—	—
Duration	—	0.33	—	—	—	—	—	—	—
Receive R$/ Pay Euro
Notional amount	—	427,030	—	—	—	—	—	22,974	22,974
Average annual interest received in R$	—	9.20%	—	—	—	—	—	—	—
Average annual interest paid in Euro	—	—	—	—	—	—	—	—	—
Duration	—	0.37	—	—	—	—	—	—	—
Receive R$/ Pay Pounds
Notional amount	—	117,589	—	—	—	—	—	7,862	7,862
Average annual interest received in R$	—	9.11%	—	—	—	—	—	—	—
Average annual interest paid in Pounds	—	—	—	—	—	—	—	—	—
Duration	—	0.35	—	—	—	—	—	—	—
Receive U.S.$/ Pay Euro
Notional amount	—	59,144	—	—	—	—	—	(1,677)	(1,677)
Average annual interest received in U.S.$	—	0.22%	—	—	—	—	—	—	—
Average annual interest paid in Euro	—	—	—	—	—	—	—	—	—
Duration	—	0.25	—	—	—	—	—	—	—

FX Options	—	85,461	—	—	—	—	—	2,068	2,068
Notional amount	—	85,461	—	—	—	—	—	2,068	2,068
Duration	—	0.09	—	—	—	—	—	—	—

FX Futures	—	121,336	—	—	—	—	—	(1,104)	(1,104)
Notional amount	—	121,336	—	—	—	—	—	(1,104)	(1,104)
Duration	—	0.10	—	—	—	—	—	—	—

Live Cattle Options	—	44,039	—	—	—	—	—	(225)	(225)
Notional amount	—	44,039	—	—	—	—	—	(225)	(225)
Duration	—	0.8	—	—	—	—	—	—	—

Live Cattle Futures	—	4,422	—	—	—	—	—	(17)	(17)
Notional amount	—	4,422	—	—	—	—	—	(17)	(17)
Duration	—	0.4	—	—	—	—	—	—	—

Commodity Price Risk

In the normal course of our operations, we purchase commodities, mainly corn, soy meal and live hog, which make up a significant portion of our raw materials and costs of production.

Corn and soy meal prices are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, agricultural policy of the government, foreign exchange rates and the prices of these commodities on the international market, among other factors. The price of hogs acquired from third parties is subject to market conditions and are determined by supply and demand in the international market, among other factors.

Our risk policy provides guidelines to hedging against increases in the price of corn and soybeans. We continuously analyze the possibility of using derivative instruments or inventory management for this purpose. Currently we manage our inventory levels as a method of hedging.  In 2010, our management decided to hedge our exposure to live cattle. The following categories are contemplated: (1) forward purchases of cattle, (2) contracting our own cattle confinement, (3) contracting cattle confinement in partnership with other parties and (4) spot purchases of cattle to ensure sufficient supply in the off-season. The contracts are recorded at fair value in our financial results, regardless of the month of expiration of the contracts.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of a strategic decision during the global economic crisis to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets.

	As of December 31, 2010		As of December 31,
	Short-term	Long-term	2010	2009
	(in millions of reais, except where indicated)
Total debt	2,227.7	4,975.2	7,202.9	9,054.0
Other financial assets and liabilities, net	16.4	—	16.4	(59.5)
Cash, cash equivalents and marketable securities:
Local currency	873.6	185.5	1,059.1	2,786.4
Foreign currency	2,300.9	192.1	2,493.0	2,134.0
Total	3,174.5	377.6	3,552.1	4,920.4
Net debt	(963.2)	4,597.6	3,634.4	4,193.1
Exchange rate exposure (in millions of U.S.$)(1)			U.S.$ 76.2	U.S.$ 1,066.2

___________

 (1)  See note 5.3.1 to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

   The following table sets forth our indebtedness, according to the type of debt and currency.

	Short-Term Debt at	Long-Term Debt at	Total Debt at	Total Debt at
	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2009
	(in millions of reais)
BNDES FINEM, other secured debt and development bank credit lines	577.8	1,356.4	1,934.2	2,101.4
Export credit facilities	89.0	298.8	387.7	1,137.4
Working capital facilities	869.7	11.6	881.3	973.0
Tax incentive financing programs	—	12.9	12.9	4.4
Other	—	—	—	353.4
Local currency	1,536.4	1,679.7	3,216.1	4,569.7
Bonds	41.6	1,647.3	1,688.9	419.1
Export credit facilities	593.0	1,515.3	2,108.3	3,719.4
BNDES, FINEM, other secured debt and development banks credit lines	56.7	132.9	189.6	292.4
ACC /ACE pre-export loans	—	—	—	53.4
Foreign currency	691.3	3,295.6	3,986.9	4,484.4
Total	2,227.7	4,975.2	7,202.9	9,054.0

The maturity schedule of our indebtedness as of December 31, 2010 is as follows:

Current (through December 31, 2011)	R$2,227.7
2012	2,030.1
2013	661.7
2014	195.4
2015	100.4
2016 to 2045	1,987.6
Total	R$7,202.9

For a description of our principal indebtedness, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt.”

Some of the instruments governing our indebtedness contain financial covenants, and in particular maximum ratios of net debt to EBITDA (as defined in such agreements), maximum ratios of net debt to shareholders’ equity, a minimum current liquidity ratio (as defined in the applicable agreements) and a maximum ratio of total liabilities less shareholders’ equity to shareholders’ equity. We are required to assess compliance with such covenants on a quarterly or semi-annual basis, depending on the agreement. At December 31, 2010, we were in compliance with the net debt to EBITDA ratio under all of our facilities. The most restrictive of our debt facilities contains a maximum ratio of net debt to EBITDA of 3.5 to 1.0. As of December 31, 2010, our ratio of net debt to EBITDA (as defined in these agreements), was 1.38 to 1.0 (with the most restrictive of our agreements limiting the ratio to 3.5 to 1.0); our ratio of net debt to shareholders’ equity was 0.27 to 1.0 (with the most restrictive of our agreements limiting the ratio to 1.5 to 1.0); our minimum current liquidity was 1.75 to 1.0 (with the most restrictive of our agreements limiting the ratio to no less than 1.1 to 1.0); and our ratio of total liabilities less shareholders’ equity to shareholders equity was 0.86 to 1.0 (with the most restrictive of our agreements limiting the ratio to equal to or less than 2.2 to 1.0). The definition of EBITDA and net debt may vary according to the respective agreement.

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

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The following table sets for the fees and charges that a holder of ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of July 6, 2009 (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary, in connection with our ADR program:

Fee and Reimbursement Provisions
Fee or Charge:	Relating to:
1. Taxes and other governmental charges
2. Registration fees as may be in effect for the registration of transfers of common shares underlying the ADRs on the share register of our company or any Brazilian registrar

The transfer of common shares underlying ADRs to or from the name of the depositary or its nominee or Banco Itaú, S.A., as custodian for the depositary, or its nominee on the making of deposits or withdrawals under the Deposit Agreement

3. Cable, telex and facsimile transmission expenses expressly provided under the Deposit Agreement
4. Expenses incurred by the depositary in the conversion of foreign currency	Amounts in reais received by way of dividends or other distributions or the net proceeds from the sale of securities, property or other rights in respect of ADRs
5. U.S.$5.00 or less per 100 ADRs (or portion thereof)	The delivery of ADRs and the surrender of ADRs, or the distribution of securities or other property to holders of ADRs
6. U.S.$0.02 or less per ADR (or portion thereof)	Any cash distribution made pursuant to the Deposit Agreement, except for distributions of cash dividends
7. U.S.$0.02 or less per ADR (or portion thereof) per year, subject to prior consent by the Company	Depositary services

8.     Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows 7 and 8 of the table above may, at the depositary’s discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions.  In the year ended December 31, 2010, the annual fee for depositary services was charged to holders of ADRs.

In the year ended December 31, 2010, pursuant to a letter agreement between our company and the depositary, the depositary reimbursed us for fees and expenses of U.S.$802.2 thousand, consisting of (1) legal expenses in connection with ongoing reporting requirements of U.S.$161.1 thousand, (2) investor relations expenses of U.S.$273.4 thousand, (3) listing fees of U.S.$150.0 thousand and (4) taxes withheld of  U.S.$217.7 thousand.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On March 31, 2010, our shareholders approved a one-for-one share split of our ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR. The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR. This share split and ADR ratio change became effective on April 7, 2010.  A revised form of ADR certificate is filed as Exhibit 2.02 to this Annual Report on Form 20-F to reflect this change in ratio.

ITEM 15.         CONTROLS AND PROCEDURES

A.   Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010, based on criteria in Internal Control-Integrated Framework, issued by the COSO.

KPMG Auditores Independentes, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Annual Report on Form 20-F, has issued an attestation report on management’s assessment of our internal control over financial reporting.

C.   Attestation Report of the Registered Public Accounting Firm

See “Item 18––Financial Statements.”

D.   Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2010, no such amendment was made or waiver granted.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, KPMG Auditores Independentes, responsible for auditing the Financial Statements including in the Annual Report on Form 20-F, during the fiscal years ended December 31, 2010 and 2009. No payments of consultancy fees were made to the independent auditors KPMG Auditores Independentes during 2010 and 2009. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Fiscal Council/Audit Committee approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the Sarbanes-Oxley Act.

	Year Ended December 31,
	2010	2009
	(in thousands of reais)
Audit fees	3,944.2	2,877.4
Audit-related fees	465.6	2,124.7
Tax fees	328.0	737.7
All other fees	-	-
Total fees	4,737.8	5,739.7

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Audit-related fees in the above table are fees billed by KPMG Auditores Independentes in connection with our offering of the 7.25% notes due 2020 and other accounting consultations in 2010 and in connection with the primary offering of shares and the appraisal report in 2009.

Tax fees in the above table are fees billed relating to tax compliance services.

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

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website (www.brasilfoods.com/ir).  Information on our website is not incorporated by reference in this Annual Report on Form 20-F.

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

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors recently authorized the establishment of a stock option plan to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in our company. Under our bylaws and the Brazilian Corporation Law, stock option plans for our management and employees must be approved by our shareholders. On March 31, 2010, our shareholders approved long-term stock option plans for executive officers of BRF and Sadia. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plan.” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Meeting of Shareholders.”

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

ITEM 19.         EXHIBITS

The agreements and other documents filed as exhibits to this Annual Report on Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and for the benefit of the other parties to the agreements and they may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description
1.01	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K, filed April 5, 2010, SEC File No. 001-15148).
2.01

Form of Deposit Agreement among Perdigão S.A., The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, dated as of July 17, 1997, as amended and restated as of June 26, 2000, as amended and restated as of September 28, 2000, as amended and restated as of July 6, 2009 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed June 24, 2009, SEC File No. 333-160191).

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

4.03	Purchase Option Plan or Application for Shares (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).
4.04	Stock Options Program (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).
8.01	Subsidiaries of the Registrant.
12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BRF – BRASIL FOODS S.A.

By: /s/José Antonio do Prado Fay

Name: José Antonio do Prado Fay
Title: Chief Executive Officer

By: /s/Leopoldo Viriato Saboya

Name: Leopoldo Viriato Saboya
Title: Chief Financial Officer

Date: April 28, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

BRF - Brasil Foods S.A.

We have audited the accompanying consolidated balance sheets of BRF - Brasil Foods S.A.  and subsidiaries (the “Company”) as of December 31, 2010, 2009 and January 1, 2009, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BRF - Brasil Foods S.A. and subsidiaries as of December 31, 2010, 2009 and January 1, 2009, and the results of their operations, cash flows, changes in their shareholders’ equity and comprehensive income for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in note 7, on July 8, 2009, the Company acquired Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

/s/ KPMG Auditores Independentes

São Paulo, Brazil
April 28, 2011

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009 and January 1, 2009
(Amounts expressed in millions of Brazilian reais)

Assets	Note	12.31.10	12.31.09	01.01.09
Current assets
Cash and cash equivalents	8	2,310.6	1,898.2	1,233.5
Marketable securities	9	863.8	2,345.5	742.5
Trade accounts receivable, net	10	2,565.0	2,140.7	1,378.0
Inventories	11	2,135.8	2,255.5	1,285.4
Biological assets	12	900.7	865.5	427.4
Recoverable taxes	14	695.9	745.6	576.3
Assets held for sale	13	62.2	47.9	5.8
Other financial assets	22	98.6	27.6	79.2
Other current assets		219.4	351.4	189.2
Total current assets		9,852.0	10,677.9	5,917.3
Non-current assets
Marketable securities	9	377.7	676.7	0.2
Trade accounts receivable, net	10	7.0	12.8	11.6
Credit notes	10	93.1	92.6	54.9
Recoverable taxes	14	767.4	653.1	147.5
Deferred income tax	15	2,487.6	2,426.4	550.8
Judicial deposits	16	234.1	135.9	56.1
Biological assets	12	377.7	391.2	158.8
Other current assets		223.3	149.2	30.5
Investments	17	17.5	17.2	1.0
Property, plant and equipment, net	18	9,066.8	8,874.2	2,747.8
Intangible assets	19	4,247.3	4,276.5	1,557.6
Total non-current assets		17,899.5	17,705.8	5,316.8

Total assets		27,751.5	28,383.7	11,234.1

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009 and January 1, 2009
(Amounts expressed in millions of Brazilian reais)

Liabilities	Note	12.31.10	12.31.09	01.01.09
Current liabilities
Short-term debt	21	2,227.7	3,200.6	1,574.7
Debentures	21	-	2.1	4.2
Trade accounts payable	20	2,059.2	1,905.4	1,083.4
Payroll and related charges		387.3	341.2	173.2
Tax payable		210.8	183.6	66.6
Interest on shareholders' equity	27	193.1	92.6	23.3
Management and employees profit sharing		111.3	75.4	17.9
Other financial liabilities	22	82.2	87.1	146.7
Provision for tax, civil and labor	26	65.1	91.3	38.9
Other current liabilities		349.5	379.9	70.1
Total current liabilities		5,686.2	6,359.2	3,199.0
Non-current liabilities
Long-term debt	21	4,975.2	5,853.5	3,719.7
Social and tax payable		64.2	6.0	20.1
Provision for tax, civil and labor	26	1,053.7	940.3	180.2
Deferred income tax	15	1,635.7	1,456.4	73.3
Employee benefit plan	25	274.5	249.7	84.2
Share based payments	24	1.3	-	-
Other non-current liabilities		424.0	522.9	32.3
Total non-current liabilities		8,428.6	9,028.8	4,109.8

Shareholders' equity	27
Capital		12,460.5	12,461.8	3,445.0
Capital reserves		69.4	62.8	-
Profit reserves		1,064.7	727.6	731.5
Accumulated deficit		-	(186.1)	(213.0)
Treasury shares		(0.7)	(27.6)	(0.8)
Other comprehensive income (loss)		35.2	(47.5)	(38.1)
Parent company shareholders' equity		13,629.1	12,991.0	3,924.6
Non-controlling interest		7.6	4.7	0.7
Shareholders' equity		13,636.7	12,995.7	3,925.3

Total liabilities and shareholders'equity		27,751.5	28,383.7	11,234.1

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2010 and 2009
(Amounts expressed in millions of Brazilian reais, except earnings per share data)

	Note	12.31.10	12.31.09
Net sales	30	22,681.3	15,905.8
Cost of sales	35	(16,951.2)	(12,728.9)
Gross profit		5,730.1	3,176.9
Operating income (expenses)
Sales	35	(3,523.1)	(2,577.1)
General and administrative	35	(332.9)	(222.2)
Other operating expenses	33	(393.9)	(302.8)
Equity interest in income of subsidiaries	17	4.3	2.5
Operating income		1,484.5	77.3
Financial expenses	34	(1,363.3)	(1,262.6)
Financial income	34	880.2	1,525.1
Income before taxes and participation of non-controlling shareholders		1,001.4	339.8
Income and social contribution tax expense	15	(130.6)	(80.2)
Deferred income and social contribution tax expense	15	(65.9)	(141.0)
Net income		804.9	118.6
Attributable to:
BRF shareholders		804.1	123.0
Non-controlling shareholders		0.8	(4.4)
Weighted average shares outstanding at the end of the year (thousands) - basic		870,887,093	604,119,958
Earnings per share - basic	28	0.92	0.20
Weighted average shares outstanding at the end of the year (thousands) - diluted		875,538,749	606,044,378
Earnings per share - diluted	28	0.92	0.20

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2010 and 2009
(Amounts expressed in millions of Brazilian reais)

	12.31.10	12.31.09

Net income	804.9	118.6
Gain (loss) in foreign currency translation adjustments	(5.2)	19.6
Unrealized gain (loss) in available for sale marketable securities,
net of income taxes (R$0.3) in 2010 and R$0.4 in 2009.	0.9	(1.2)
Unrealized gains (loss) in cash flow hedge,
net of income taxes (R$53.5) in 2010 and R$2.4 in 2009.	103.9	(4.7)
Actuarial loss,
net of income taxes R$8.7 in 2010 and R$11.9 in 2009.	(16.8)	(23.1)
Net income (loss) recorded directly in the shareholders' equity	82.8	(9.4)
Comprehensive income	887.7	109.2
Attributable to:
BRF shareholders	886.9	113.6
Non-controlling shareholders	0.8	(4.4)

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2010 and 2009
(Amounts expressed in millions of Brazilian reais, except interest on own capital per share data)

	Attributed to interest of controlling shareholders
		Capital reserve		Profit reserves			Other comprehensive income

	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Accumulate d foreign currency translation adjustments	Available for sale marketable securities	Actuarial gains (losses)	Accumulated deficit	Non- controlling interest	Total shareholders' equity
BALANCES AT JANUARY 1 st , 2009	3,445.0	-	(0.8)	66.2	505.0	160.3	(1.0)	(37.1)	-	(213.0)	0.7	3,925.3
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	19.6	-	-	-	8.4	28.0
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	(1.2)	-	-	-	-	(1.2)
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	(4.7)	-	-	-	(4.7)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	(23.1)	-	-	(23.1)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	123.0	(4.4)	118.6
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	17.4	(41.8)	(23.1)	(90.0)	4.7	4,042.9
Capital increase	9,108.5	-	-	-	-	-	-	-	-	-	-	9,108.5
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.229985 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	(100.0)	-	(100.0)
Legal reserve	-	-	-	4.8	-	-	-	-	-	(4.8)	-	-
Reserve for expansion	-	-	-	-	(8.7)	-	-	-	-	8.7	-	-
Valuation of shares	-	62.8	-	-	-	-	-	-	-	-	-	62.8
Cost of shares issuance	(91.7)	-	-	-	-	-	-	-	-	-	-	(91.7)
Treasury shares	-	-	(26.8)	-	-	-	-	-	-	-	-	(26.8)
BALANCES AT DECEMBER 31, 2009	12,461.8	62.8	(27.6)	71.0	496.3	160.3	17.4	(41.8)	(23.1)	(186.1)	4.7	12,995.7
Comprehensive income:
Gain (loss) in foreign currency translation adjustments	-	-	-	-	-	-	(5.2)	-	-	-	2.1	(3.1)
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	0.9	-	-	-	-	0.9
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	103.9	-	-	-	103.9
Actuarial gain	-	-	-	-	-	-	-	-	(16.8)	(18.5)	-	(35.3)
Net income for the year	-	-	-	-	-	-	-	-	-	804.1	0.8	804.9
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	13.1	62.1	(39.9)	599.5	7.6	13,867.0
Appropriation of income (loss):	-	-	-	-	-	-
Interest on shareholders' equity - R$ 0.30166 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	(262.5)	-	(262.5)
Legal reserve	-	-	-	40.2	-	-	-	-	-	(40.2)	-	-
Reserve for expansion	-	-	-	-	176.9	-	-	-	-	(176.9)	-	-
Reserve for capital increase	-	-	-	-	-	119.9	-	-	-	(119.9)	-	-
Share-based payments	-	6.6	-	-	-	-	-	-	-	-	-	6.6
Cost of shares issuance	(1.3)	-	-	-	-	-	-	-	-	-	-	(1.3)
Treasury shares	-	-	26.9	-	-	-	-	-	-	-	-	26.9
BALANCES AT DECEMBER 31, 2010	12,460.5	69.4	(0.7)	111.2	673.2	280.2	13.1	62.1	(39.9)	-	7.6	13,636.7

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2010 and 2009
(Amounts expressed in millions of Brazilian reais)

	12.31.10	12.31.09
Operating activities:
Net income for the year	804.1	123.0
Adjustments to reconcile net income to net cash provided by operating activities:
Non-controlling shareholders	0.9	(4.4)
Depreciation, amortization and depletion	840.4	544.6
Equity interest in income of subsidiaries	(4.3)	(2.5)
Loss in disposal of permanent assets	87.3	45.0
Deferred income tax	65.9	141.0
Provision (reversal) for tax, civil and labor risks	194.6	(14.9)
Other provisions (reversals)	(89.8)	20.2
Exchange rate variations and interest	236.5	(533.8)
Changes in operating assets and liabilities:
Investment in trading securities	(2,809.7)	(9,448.8)
Redemption of trading securities	4,553.8	8,480.0
Investment in available for sale	(980.7)	(239.3)
Redemption of available for sale	1,170.7	69.0
Other financial assets and liabilities	(75.9)	(8.0)
Trade accounts receivable	(401.5)	118.9
Inventories	167.7	244.7
Trade accounts payable	154.8	(28.9)
Payment of provisions for tax, civil and labor risks	(91.3)	(30.1)
Interest paid	(545.6)	(438.6)
Interest in shareholders' equity received	4.0	-
Payroll and related charges	(50.3)	(30.9)
Net cash provided by (used) operating activities	3,231.6	(993.8)
Investing activities:
Investment in marketable securities	-	(0.4)
Redemption in marketable securities	-	251.7
Additional acquisition costs	-	99.2
Other investments, net	-	(58.8)
Additions to property, plant and equipment	(697.8)	(693.2)
Additions to biological assets	(376.1)	(225.9)
Proceeds from disposals of property, plant and equipement	38.0	66.4
Business acquisition, net of cash	-	511.3
Additions to intangible	(64.7)	-
Net cash used in investing activities	(1,100.6)	(49.7)
Financing activities:
Proceeds from debt issuance	2,928.7	2,604.6
Repayment of debt	(4,357.5)	(5,923.1)
Capital increase through issuance of shares	-	5,290.0
Interest on shareholders' equity paid	(153.2)	(24.8)
Cost of shares issuance	(1.3)	(91.7)
Net cash (used in) provided by financing activities	(1,583.3)	1,855.0
Effect of exchange rate variation on cash and cash equivalents	(135.3)	(146.8)
Net increase in cash	412.4	664.7
Cash at the beginning of the year	1,898.2	1,233.5
Cash at the end of the year	2,310.6	1,898.2
Cash flow supplementary information	412.4	664.7
Cash paid during the year for:
Income tax and social contribution	78.1	19.8
Shares exchange due to business combination net of acquired cash and cash equivalent in the amount of R$511.3.	-	3,369.8
	78.1	3,389.6

See accompanying notes to the consolidated financial statements.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

1.    COMPANY’S OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”), formerly known as Perdigão S.A., and its subsidiaries (collectively “the Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;
  Ham products, sausages, bologna, frankfurters and other smoked products;
  Hamburgers, breaded meat products, kibes and meatballs;
  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;
  Milk, dairy products and desserts;
  Juices, soy milk and soy juices;
  Margarine; and
  Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into 2 operating segments: domestic and foreign markets.

Currently, the Company operates 44 meat processing plants, 15 milk and dairy products processing plants, 3 margarine processing plants, 4 pasta processing plants, 1 dessert processing plant, and 1 soybean crushing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities in which these companies are engaged in:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

1.1.  Interest in subsidiaries:

Subsidiary	Main activity	Country	12.31.10	12.31.09	01.01.09

Perdigão Agroindustrial S.A.	Industrialization and commercialization of products	Brazil	-	-	100.00%
PSA Laboratório Veterinário Ltda. (k)	Veterinary activities	Brazil	88.00%	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercialization of products	Brazil	99.99%	99.99%	99.99%
PDF Participações Ltda	Holding	Brazil	1.00%	1.00%	1.00%
Sino dos Alpes Alimentos Ltda	Industrialization and commercialization of products	Brazil	0.01%	0.01%	0.01%
Vip S.A. Emp.Part.Imobiliárias (i)	Commercialization of owned real estate	Brazil	65.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	10.00%	10.00%	10.00%
Avipal Nordeste S.A. (l)	Raising of poultry for slaughtering	Brazil	-	100.00%	100.00%
Avipal S.A. Construtora e Incorporadora (a)	Construction and comercialization of real estate	Brazil	100.00%	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	Industrialization and comercialization of milk	Brazil	100.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	90.00%	90.00%	90.00%
UP Alimentos Ltda	Industrialization and commercialization of products	Brazil	50.00%	50.00%	50.00%
Perdigão Trading S.A. (a)	Holding	Brazil	100.00%	100.00%	100.00%
PSA Laboratório Veterinário Ltda (k)	Veterinary activities	Brazil	12.00%	90.00%	90.00%
PDF Participações Ltda	Holding	Brazil	99.00%	99.00%	99.00%
Perdigão Export Ltd. (a)	Import and export of products	Cayman Island	100.00%	100.00%	100.00%
Crossban Holdings GmbH	Holding	Austria	100.00%	100.00%	100.00%
Perdigão Europe Ltd. (r)	Import and export of products	Portugal	100.00%	100.00%	100.00%
Perdigão International Ltd	Import and export of products	Cayman Island	100.00%	100.00%	100.00%
BFF International Ltd	Unrestricted activities	Cayman Island	100.00%	100.00%	100.00%
Highline International (a)	Unrestricted activities	Cayman Island	100.00%	100.00%	100.00%
Perdigão UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%	100.00%
Plusfood Germany GmbH (c)	Import and export of products	Germany	100.00%	-	-
Perdigão France SARL	Import and export of products	France	100.00%	100.00%	100.00%
Perdigão Holland B.V.	Administrative services	The Netherlands	100.00%	100.00%	100.00%
Plusfood Groep B.V.	Holding	The Netherlands	100.00%	100.00%	100.00%
Plusfood B.V. (n)	Import and export of products	The Netherlands	100.00%	100.00%	100.00%
Plusfood Wrexham (n)	Import and export of products	United Kingdom	100.00%	-	-
Plusfood Constanta SRL (m)	Meat processsing	Italy	-	100.00%	100.00%
Plusfood Finance UK Ltd	Financial fund-raising	United Kingdom	100.00%	100.00%	100.00%
Fribo Foods Ltd (n)	Import and export of products	United Kingdom	-	100.00%	100.00%
Plusfood France SARL (p)	Import and export of products	France	-	100.00%	100.00%
Plusfood Iberia SL	Distribution of food products	Spain	100.00%	100.00%	100.00%
Plusfood Italy SRL	Import and export of products	Italia	67.00%	67.00%	67.00%
BRF Brasil Foods Japan KK (q)	Import and export of products	Japão	100.00%	100.00%	100.00%
Brasil Foods PTE Ltd. (g)	Marketing and logistics services	Singapura	100.00%	100.00%	100.00%
Plusfood Hungary Trade and Service LLC. (h)	Import and export of products	Hungria	100.00%	100.00%	100.00%
Plusfood UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (b)	Holding	Austria	100.00%	100.00%	100.00%
Xamol Consul. Serv. Ltda (a)	Import and export of products	Portugal	100.00%	100.00%	100.00%
HFF Participações S.A. (l)	Holding	Brazil	-	100.00%	-
Sadia S.A. (l)	Industrialization and commercialization of products	Brazil	-	33.15%	-
Sadia S.A.	Industrialization and commercialization of products	Brazil	100.00%	66.85%	-
Sadia International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%	-
Sadia Uruguay S.A.	Import and export of products	Uruguay	100.00%	100.00%	-
Sadia Chile S.A.	Import and export of products	Chile	60.00%	60.00%	-
Sadia Alimentos S.A.	Import and export of products	Argentine	95.00%	95.00%	-
Sadia U. K. Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%	-
Concórdia Foods Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%	-
Vip S.A. Emp.Part.Imobiliárias (i)	Commercialization of owned real estate	Brazil	35.00%	100.00%	-
Estelar Participações Ltda (a)	Holding	Brazil	99.90%	-	-
Sadia Industrial Ltda.	Industrialization and commercialization of commodities	Brazil	99.90%	100.00%	-
Estelar Participações Ltda (a)	Holding	Brazil	0.10%	99.99%	-
Rezende Marketing e Comunicações Ltda. (e)	Advertising agency	Brazil	-	0.09%	-
Big Foods Ind. de Produtos Alimentícios Ltda. (d)	Manufacture of bakery products	Brazil	-	100.00%	-
Rezende Marketing e Comunicações Ltda. (e)	Advertising agency	Brazil	-	99.91%	-
Sadia Overseas Ltd.	Financial fund-raising	Cayman Island	100.00%	100.00%	-
Sadia GmbH	Holding	Austria	100.00%	100.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.	Import and export of products	Portugal	100.00%	100.00%	-
Sadia Foods GmbH	Import and export of products	Germany	100.00%	100.00%	-
Qualy B. V. (b)	Import and export of products	Netherlands	100.00%	100.00%	-
Sadia Japan KK.	Import and export of products	Japan	100.00%	100.00%	-
Concórdia Ltd. (o)	Holding	Russia	-	100.00%	-
Badi Ltd. (j)	Import and export of products	Arab Emirates	100.00%	80.00%	-
AL-Wafi (f)	Import and export of products	Saudi Arabia	75.00%	-	-
Baumhardt Comércio e Participações Ltda.	Consulting	Brazil	73.94%	73.94%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	25.10%	25.10%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	46.01%	46.01%	-
K&S Alimentos S.A.	Industrialization and commercialization of products	Brazil	49.00%	49.00%	-

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$0.6, and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of December 31, 2010, is represented by a net capital deficiency of R$8.9, the purpose of these two subsidiaries is to operate in the European market to increase the Company’s share of this market, which is regulated by a system of poultry and turkey import quotas.

(c) Establishment of the wholly-owned subsidiary Plusfood Germany GmbH, in Germany, on September 8, 2010.

(d) Merger of 100% of the equity units of the wholly-owned subsidiary Big Foods Ind. de Produtos Alimentícios Ltda. into Sadia in August 31, 2010.

(e) The activities of the wholly-owned subsidiary Rezende Marketing e Comunicações Ltda. were discontinued in August 27, 2010.

(f) Establishment of the wholly-owned subsidiary AL-Wafi in Saudi Arabia in August 2010.

(g) The name of the wholly-owned subsidiary Perdigão Asia PTE Ltd. was changed to Brasil Foods PTE Ltd. in August 2010.

(h) The name of the wholly-owned subsidiary Plusfood Hungary Kft. was changed to Plusfood Hungary Trade and Service LLC.

(i) The name of the wholly-owned subsidiary Avipal S.A. Alimentos was changed to Vip S.A. Empreendimentos e Participações Imobiliárias on January 4, 2010. From August 8, 2010 the wholly-owned subsidiary Sadia holds 35% of the interest in Vip S.A. Empreendimentos e Participações which used to be BRF’s direct wholly-owned subsidiary.

(j) In the second half of 2010, the wholly-owned subsidiary Sadia GmbH acquired 20% of the shares of Badi Ltd, becoming the holder of 100% of the investment for US$0.6.

(k) The change in the ownership interest of Perdigão Trading S.A. and BRF - Brasil Foods S.A. in PSA Laboratório Veterinário Ltda. arises from the corporate restructuring process carried out by management.

(l) Company merged on March 31, 2010, the ownership interests held by this company was transferred to the parent company on this date.

(m) Disposal of ownership interest on March 31, 2010.

(n) The shares of Plusfood Wrexham Ltd.  (new name of Fribo Foods Ltd.), which were fully held by the wholly-owned subsidiary Plusfood Finance UK Ltd., were transferred to the wholly-owned subsidiary Plusfood Groep B.V. on June 7, 2010.

(o) Disposal of ownership interest on September 19, 2009.

(p) Activities discontinued on October 22, 2010.

(q) The name of the wholly-owned subsidiary Perdigão Nihon K.K. was changed to Brasil Foods Japan K.K. on November 1, 2010

(r) The name of the wholly-owned subsidiary Perdix was changed to Perdigão Europe on March 18, 2009.

The Company has an advanced distribution system and uses 38 distribution centers, delivering its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers of the domestic market and exporting to more than 145 countries.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

BRF has a large number of brands, the principal of which are the following:  Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, in addition to licensed brands such as Turma da Mônica. The main brands of the subsidiary Sadia are the following: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and  Wilson.

In April 2006, the Company’s shares were listed on the Novo Mercado corporate governance (“New Market of the São Paulo Stock Exchange”).

The Extraordinary Shareholders' Meeting held on July 8, 2009 approved that the shares issued by the Company started to be traded on the São Paulo Securities, Futures and Commodities Exchange (“BM&FBOVESPA”) under the new symbol “BRFS3” and on the New York Stock Exchange (“NYSE”) under the new symbol “BRFS,” which replaced the former symbols “PRGA3” and “PDA,” respectively.

1.2.  Corporate restructuring

The Company has been following its sustainable growth plan since mid-2005, which is based on the acquisition of various companies and entry into new businesses.

As a result of these acquisitions, the Company grew and diversified its businesses, increasing its market share in the poultry and pork markets and entering the dairy, margarine and beef markets.

The companies acquired were as follows:

Company	Activity	Acquisition Year	Status
Sadia	Meat	2009	Wholly-owned subsidiary
HFF Participações	Holding	2009	Merged on 03.31.10
Eleva Alimentos	Dairy/meat	2008	Merged on 04.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 08.01.07
Ava Comércio e Representação	Margarines	2007	Merged on 08.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 07.03.06
Perdigão Agroindustrial	Meat	-	Merged on 03.09.09

Within this growth process, the Company carried out a comprehensive corporate and business restructuring actions, aimed at maintaining the sustainability of its businesses by streamlining its corporate structure, reducing operating, tax and finance costs, and reorganizing its operating activities.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

2.    MANAGEMENT’S STATEMENT, BASIS OF PREPARATION AND PRESENTEATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For the first time the Company prepared its consolidated financial statements according to the IFRS, the transition date adopted was January 1, 2009.

The effects of adopting the new accounting rules on the previously reported shareholders’ equity and net income are presented in note 3.

The Company’s consolidated financial statements are expressed in thousands of Brazilian reais, and the amount of other currencies disclosed in the consolidated financial statements, when applicable, are also expressed in thousands.

The preparation of the Company’s consolidated financial statements requires management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date as disclosed in note 4.30. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly differ from those recorded in the consolidated financial statements due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The consolidated financial statements were prepared based on the historical cost except for the following material items recognized in the balance sheet:

•         derivative financial instruments measured at fair value;

•         derivative financial instruments measured at fair value through the statement of income ;

•         financial assets available for sale measured at fair value; and

•         assets and liabilities of acquired companies from January 1, 2009, recorded initially at fair value.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

3.    FIRST-TIME ADOPTION OF THE INTERNATIONAL ACCOUNTING STANDARDS

As from December 31, 2007, the Brazilian agencies responsible for accounting matters started to regulate Brazilian accounting practices in order to conform to the IFRS. The convergence process occurred in two stages: (1) in 2008, the Brazilian Accounting Pronouncement Committee (“CPC”) issued accounting pronouncements CPC 01 to CPC 14, which were applied by the Company to its consolidated financial statements as of December 31, 2008; and (2) in 2009, with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except for CPC 34 – not yet issued), besides Technical Interpretations CPCs (“ICPCs”) and Technical Guidances CPCs (“OCPCs”), all of which were approved and also adopted by the Brazilian Securities Commission (“CVM”).

The new accounting practices provided for in technical accounting pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the fiscal year ended December 31, 2010, and retrospectively applied to all the periods presented for comparative purposes. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with the new accounting practices.

Management acknowledges that the pronouncements issued by CPC and approved by CVM conform to IFRS. The following is a list of the new technical pronouncements adopted by the Company:

•          CPC 15 – Business Combinations, approved by CVM Deliberation No. 580/09 corresponding to IFRS 3;

•          CPC 16 (R1) – Inventories, approved by CVM Deliberation No. 575/09 corresponding to IAS 2;

•          CPC 20 – Borrowing Costs, approved by CVM Deliberation No. 577/09 corresponding to IAS 23;

•          CPC 21 – Interim Financial Reporting, approved by CVM Deliberation No. 581/09 corresponding to IAS 34 and IFRIC 20;

•          CPC 22 – Segment Reporting, approved by CVM Deliberation No. 582/09  corresponding to IFRS 8;

•          CPC 23 – Accounting policies, Changes in Accounting Estimates and Errors, approved by CVM Deliberation No. 592/09 corresponding to IAS 8;

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

•          CPC 26 – Presentation of Financial Statements, approved by CVM Deliberation No. 595/09 corresponding to IAS 21;

•          CPC 27 – Property, Plant and Equipment, approved by CVM Deliberation No. 583/09 corresponding to IAS 16;

•         CPC 29 – Biological Assets and Agricultural Products, approved by CVM Deliberation No. 596/09 corresponding to IAS 41;

•          CPC 32 – Income Taxes, approved by CVM Deliberation No. 599/09 corresponding to IAS 12 and SIC 21;

•          CPC 33 – Employee Benefits, approved by CVM Deliberation No. 600/09 corresponding to IAS 19 and IFRIC 14;

•          CPC 37 (R1) – First-time adoption of International Financial Reporting Standards (IFRS), approved by CVM Deliberation No. 609/09 corresponding to IAS 27;

•          CPC 41 – Earnings per Share, approved by CVM Deliberation No. 636/10 corresponding to IAS 33;

•          CPC 43 (R1) - First-time adoption of Technical Pronouncements 15 to 40, approved by CVM Deliberation No. 610/09;

•          ICPC 09 - Individual, Separate and Consolidated Financial Statements and Application of the Equity Method;

•          ICPC 10 – Clarifications on CPC 27 and CPC 28; and

•          ICPC 12 – Changes in Existing Decommissioning, Restoration and Similar Liabilities.

As a result of the convergence process, the Company, as of the transition date, applied certain voluntary exemptions provided for in the standards issued by IFRS, as follows:

  Business combinations: the Company applied the exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date. Goodwill calculated prior to the transition date was maintained and is subject to impairment testing every year.

  Use of deemed cost for property, plant and equipment: the Company elected not to measure property, plant and equipment at fair value as deemed cost taking into consideration that: (i) the cost method, net of a provision for losses, is the best method to value the Company’s PP&E; (ii) the Company’s property, plant and equipment (“PP&E”) is divided into well-defined classes of assets related to its operating activities; (iii) in 2009, the Company reviewed the estimated useful lives of its PP&E; and (iv) the Company has efficient controls over PP&E items that enable the identification of losses and changes in estimated useful lives.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

  Actuarial gains and losses: the Company’s management recognized the actuarial gains and losses immediately through other comprehensive income, with immediate effect in the shareholders equity in the retained earnings. If an asset is determined in the end of the fiscal year and if this asset is above the asset ceiling, it will be recorded in shareholders equity through other comprehensive income at the transition date no asset was recognized by the Company.

The mandatory exemptions provided for in IFRS were in accordance with the accounting practices previously adopted by the Company, and, therefore, had no impact on the consolidated financial statements.

The amendments to the accounting practices applied in the preparation of the Company’s consolidated financial statements, previously disclosed, were as follows:

Reconciliation of shareholders’ equity

		12.31.10	01.01.09
Consolidated shareholders' equity disclosed according to prior accounting practices		13,134.6	4,110.6
Reversal of deferred assets	(a)	(201.9)	(172.1)
Other employees benefits	(b)	(112.2)	(84.2)
Transfer freight	(c)	(15.9)	(25.5)
Business combination	(d)	111.6	-
Effect of income taxes on the above adjustments	(e)	74.8	95.8
Shareholders' equity disclosed according to IFRS		12,991.0	3,924.6

Reconciliation of income for the year

		12.31.09
Consolidated net income disclosed according to prior accounting practices		120.4
Reversal of deferred assets	(a)	60.9
Other employees benefits	(b)	(21.0)
Transfer freight	(c)	9.6
Business combination	(d)	(22.9)
Effect of income taxes on the above adjustments	(e)	(24.0)
Net income disclosed according to IFRS		123.0

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

(a)    Deferred charges: upon first-time adoption of the CPC’s, the Company’s Management elected to maintain the balance of deferred charges until its full realization, subject to analysis of its recovery. In 2010, in order for prior accounting practices to conform to IFRS, Management elected to change the accounting policy for deferred charges and wrote off the total balance against the retained earnings account of January 1, 2009, as presented in the table above.

(b)    Other employee benefits: mainly comprised of benefits upon termination, such as medical plan, Government Severance Indemnity Fund For Employees (“F.G.T.S.”) penalty, termination compensation and supplementary retirement plan, being mandatory the recognition of actuarial gains and losses directly in the specific account in the shareholders’ equity and cost of prior service recognized directly in the statement of income.

(c)    Transfer freight:  transfer freight expenditures, previously recorded as prepaid expenses, have been reclassified to inventories. The costs related to storage and distribution centers have been reclassified to the statement of income within selling expenses aiming to standardize accounting practices between the entities included in the consolidation.

(d)    Business combination: according to the previous accounting practice, goodwill represented the difference between the amount paid and the carrying amount attributed to the net assets acquired; however, goodwill is the difference calculated between the net fair value of the assets acquired and liabilities assumed, including intangible assets, and, as a consequence, the business combination with Sadia, carried out on July 8, 2009, has been remeasured to comply with the prevailing legislation (see note 7).

(e)    Effect of deferred income tax and social contribution on the adjustments described in items (a) to (d) above.

Additionally to the adjustments presented above and in order to attend the new accounting requirements, the Company made some reclassifications in the balance sheet and the statement of income as presented below:

  Judicial deposits previously presented within the balance of provision for tax, civil and labor risks were reclassified to the non-current assets;

  The balance related to live animals for slaughtering previously classified as inventories was reclassified to the biological assets group in the current assets;

  The balance related to breeding animals previously classified as property, plant and equipment was reclassified to the biological assets group in the non-current assets;

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

  The balance related to derivatives transactions previously classified as loans and financing was reclassified to the other financial assets or liabilities;

  The assets available for sale previously classified as other assets were reclassified to assets held for sale;

  The non-controlling interest previously classified as a mezzanine item  between liabilities and the shareholders’ equity was reclassified to the shareholders’ equity; and

  For fiscal years presented for comparison purposes, the transaction related to assigned receivables in the domestic market made by the wholly-owned subsidiary Sadia as of September 30, 2010, was reclassified from accounts receivable in current assets to loans and financing in current liabilities.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

4.1.    Consolidation: includes the BRF’s financial statements and the financial statements of the direct and indirect subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from transactions between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied IAS 21, related to Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this accounting standard, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•       Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopted the real as their functional currency, except for the subsidiary Plusfood Groep B.V. and its subsidiaries, which adopted the euro as their functional currency;

•       Investments:  investments in affiliates are accounted for under the equity method. The financial statements of foreign subsidiaries are translated into Brazilian reais in accordance with their functional currency using the following criteria:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Functional currency - Euro

•      Assets and liabilities are translated at the exchange rate at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

Functional currency – Brazilian reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction.

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

The subsidiary Sadia consolidated the financial statements of a foreign investment fund named Concórdia Foreign Investment Fund Class A. Sadia is the sole unit holder of this fund (exclusive fund). This investment fund has the specific purpose of centralizing the portfolio of investments abroad, allowing Sadia to outsource the administrative functions.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements.

4.2.    Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

When acquiring a business, Management evaluates the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

4.3.    Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified two segments operations for disclosure, the domestic and the foreign markets, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent geographical sales areas, and, accordingly, information according to the characteristics of the products is also presented, based on their nature, as follows: meat and dairy, prepared and processed products. Products of other nature were grouped as “other,” since they do not meet the quantitative parameters, nor do they have qualitative importance to the periods presented.

4.4.    Cash and cash equivalents: includes cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

4.5.    Financial instruments: Financial assets and liabilities are classified based on the purpose for which they were acquired, and their classification is determined at the initial recognition of the financial instruments. Financial assets and liabilities include: financial investments; loans; receivables; derivatives; and other.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

4.5.1.  Financial investments are financial assets that comprise public and private fixed-income securities, and are classified and recorded based on the purpose for which they were acquired, in accordance with the following:

•      Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value plus its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

•         Held to maturity:  when the Company has the intention and financial ability to hold the instrument to maturity, the investments are recorded at cost, plus interest, inflation adjustment and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•          Available for sale:  this category is for all the financial assets that are not classified any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

4.5.2.  Derivatives measured at fair value: these are derivatives actively traded on organized markets, and their fair value is determined based on the amounts quoted on the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within finance income or expense or cash flow hedge, which are recorded in shareholders’ equity net of taxes.

4.5.3.  Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  The accounting follows IAS 39 “Financial Instruments – Recognition and Measurement”, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item. The Company elected to apply this methodology to its hedge transactions that meet the criteria described above (see note 5.4).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

4.5.4.   Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

4.6.  Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of trade receivables, other rights, trade payables, social obligations and other long-term obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.33% p.a. (6.13% p.a. as of December 31, 2009). The subsidiary Sadia calculated and recorded the adjustment to present value of trade receivables based on the rate used in each transaction, which corresponds to 4.5% per month, and for trade payables it used 100% of the Interbank Certificate of Deposit (“CDI”) that on December 31, 2010, corresponded to 9.75% p.a.

4.7.  Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and generally does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded (see note 10).

4.8.  Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year (see note 11).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

4.9.  Biological assets: pursuant to IAS 41 “Biological Assets”, agricultural activity is the management of the biological transformation of biological assets (living animals and/or plants) for sale, into agricultural produce, or additional biological assets.

The Company classifies living poultry and pigs as biological assets. The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to IAS 41, biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Company’s management’s opinion, the fair value of biological assets is substantially represented by cost, mainly due to the short life span of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from the obtaining of fresh meat (raw material/ slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which calculated a negligible difference between the two methodologies. As a consequence, management continued to record biological assets at cost.

4.10.  Assets held for sale: the assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Company’s management; accordingly, there is a firm commitment to find a purchaser and conclude the sale are readily available at a reasonable price and unlikely changes in the sell plan . These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

4.11.  Property, plant and equipment: stated at cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The costs of capitalized borrowings are recorded as an integral part of construction in progress.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Depreciation is recognized based on the estimated economic useful life of each asset on the straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company prepares an analysis of the recoverability of all the items included in this subgroup whenever there is an indication of impairment, since no item should remain recorded at an amount that exceeds realizable value, either by sale or use. The Company performed a recoverability test in the last quarter of 2010 and did not identify any items requiring adjustments.

Gains and losses on disposals are calculated by comparing the sales value with the residual book value and recognized in the statement of income.

4.12.  Intangible assets: are identifiable non-physical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records together in intangible assets the goodwill balance.

The recoverability of goodwill was tested in the last quarter of 2010 and no adjustments to reflect an impairment loss were identified.  Such test involved the adoption of assumptions and judgments, as detailed in note 19.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

4.13.  Income taxes and social contributions: in Brazil, these comprise income tax (“IRPJ”) and social contribution (“CSLL”), which are monthly calculated on taxable income, at the rate of 15% plus 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards (see note 15).

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current; when it is probable that these credits will not be used in the future, a provision is established for non-recovery of deferred taxes.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately (see note 15).

4.14.  Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

4.15.  Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions (see note 26).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above; or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy.

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters, as described in notes 7 and 26.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

4.16.  Leases: lease transactions in which the risks and rewards of ownership are substantially transferred are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period (see note 23).

4.17.  Share based payment: the Company provides share based payment for its executives, which are settled with Company shares. The Company, recognizes as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity and/or liabilities. The fair value of the options is updated on a quarterly basis, in accordance with the assumptions available on the market (see note 24).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

4.18.  Actuarial assets and liabilities on employee benefits: The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits (medical plan, F.G.T.S. penalties and compensation for termination and retirement) in accordance with the criteria provided for in IAS 19 “Employees Benefits”. Actuarial gains and losses are recognized in other operating income based on the actuarial report (see note 25).

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are at the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

4.19.  Capital: common shares are classified as equity. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

4.20.  Repurchase of shares (treasury shares): when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is transferred to retained earnings.

4.21.  Earnings per share: basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares (see note 28).

4.22.  Determination of income: results from operations are recorded on the accrual basis.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

4.23.  Revenues:  are recognized when the ownership and risks inherent to the product are substantially transferred to the customer, when the sales price is fixed and determinable, when there is evidence of a sales contract and when collection is reasonably assured. Revenues are not recognized when there is substantial uncertainty as to their realization (see note 30).

Revenue is presented net of sales taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between the Company and its subsidiaries.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

4.24.  Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws. Profit sharing is proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained (see note 29 b and note 32).

4.25.  Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities are aimed at producing new or significantly improved plans or projects. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on the impairment.

4.26.  Financial revenues: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity reduce the value of the investment.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

4.27.  Subsidies and tax incentives: the Company has Value-added Tax on Sales and Services (“ICMS”) benefits for investments mainly granted by the governments of the states of Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and the Federal District. These tax incentives are directly linked to the operation of production units, creation of jobs and social and economic development in the respective states, and are directly recorded in the statement of income in the amount of R$23.1 as of December 31, 2010 (R$21.6 as of December 31, 2009). If the tax incentives generate future obligations, these obligations are recognized at their initial fair value and recorded in the statement of income as fulfilled, with a corresponding entry to the tax benefits received.

The subsidiary, Sadia, received as a donation a plot of land located in the state of Pernambuco, whose fair value as of December 31, 2009 is R$4.1. The donation is conditioned on the construction of a production unit, which will create jobs and contribute to the economic and social development of the region. The fair value of the land, obtained through appraisals carried out by real estate agencies in the region, was recognized in PP&E with a corresponding entry to long-term obligations. The value of the land will be recognized in the statement of income as the production unit is depreciated.

4.28.  Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company’s Management which is within the portion equivalent to the mandatory minimum dividend is recorded in current liabilities, for it is regarded as a legal obligation provided for in the by-laws; the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the shareholders, is recorded as additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on capital is stated as an allocation of income directly in shareholders’ equity (see note 27 d).

4.29.  Translation of foreign-currency denominated assets and liabilities:  As mentioned in item 4.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the monthly rates in effect.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The exchange rates in Brazilian reais in effect at the date of the balance sheets translated were as follows:

Final rate	12.31.10	12.31.09	01.01.09
U.S. dollar (US$)	1.6662	1.7412	2.3370
Euro (€)	2.2280	2.5073	3.2382
Pound sterling (£)	2.5876	2.8241	3.4151

Average rates
U.S. dollar (US$)	1.7593	1.9935	1.8375
Euro (€)	2.3315	2.7631	2.6698
Pound sterling (£)	2.7172	3.1092	3.3308

4.30.  Accounting judgments, estimates and assumptions: As mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

•         impairment of non-financial assets;

•         share-based payment transactions;

•         loss on the reduction of recoverable value of taxes;

•         retirement benefits;

•         measurement at fair value of items related to business combinations;

•         fair value of financial instruments;

•         provision for tax, civil and labor risks;

•         estimated losses on doubtful receivables;

•         biological assets; and

•         useful lives of property, plant and equipment.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the consolidated financial statements in the period in each the estimates are revised.

5.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

5.1.  Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, foreign exchange rates and commodity prices. The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The Company has policies and procedures for the administration of such exposures and can use hedging instruments, provided they are approved by the Board of Directors, to reduce the impacts of these risks. Such policies and procedures include the monitoring of the levels of exposure to each market risk and its measurement, including an analysis based on the accounting exposure and forecast of future cash flows, besides setting limits for decision making. All the instruments used by the Company are aimed at: (i) protection of the foreign exchange exposure of its debt and cash flow; (ii) exposure of interest rates; and (iii) exposure of price variation of some commodities.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approval of the Risk Policy prepared by the Financial Risk Management Committee and for the supervision of the performance of this policy, verifying if the established limits are being respected. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Directors is in charge of the evaluation of the Company’s positioning for each risk identified, according to the guidelines enacted by the Board of Directors. In addition, it is responsible for the approval of: (i) the action plans defined for the alignment of risks with the defined tolerance; (ii) the performance indicators to be used in risk management; (iii) the overall limits; and (iv) the evaluation of suggestions for refinements in the policy.

The Financial Risk Management Committee is in charge of the execution of the Company’s Risk Policy. It is this committee that supervises the risk management process, plans and verifies the impact of the decisions implemented, evaluates and approves hedging alternatives, monitors and keeps track of the levels of exposure and the fulfillment of the policy, keeps track of the performance of hedging operations through reports and evaluates the scenarios to be applied in the operations, in the cash flow and in the indebtedness of the Company, in conformity with the established policy.

The Company’s Risk Policy determines the strategies to be adopted, and  the Company’s management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of  authority where each one acts within the limits pre-established in this Policy.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, and determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties in the reconciliations with the counterparties, with validation by the back-office and daily monitoring by the financial area.

Given the objective of utilizing hedging transactions to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the period meet the established objectives.

The Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, as determined in its Risk Policy. The cash flow hedge consists of hedging exposure against variability of the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability, or (ii) a highly probable predicted transaction, and (iii) could affect profit and loss.

One of the purposes of the Risk Policy is to determine parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, exposed to foreign exchange rate, and commodity price variation. The finance department is responsible for the fulfillment of the Risk Policy.

5.2.  Interest rate risk management

The interest rate risk is the risk of the Company suffering economic losses due to adverse changes in the interest rates, which may be caused by factors related to economic crises and/or alteration of monetary policy in the domestic and foreign market, etc. This exposure refers mainly to changes in the market interest rates that affect Company liabilities and assets indexed by the LIBOR, TJLP (long-term interest rate), UMBNDES (monetary unit of the Brazilian Development Bank) or CDI (interbank deposit certificate) rate, besides possible derivative transactions involving fixed rate positions against one of the above mentioned indexes that could give rise to unrealized and/or realized losses  originated by the determination of the fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to the different interest rates and does not establish limits between fixed and floating rates either.

The Company continually monitors market interest rates, aiming to evaluate the potential need to enter in contracts to serve as hedge against the volatility of these rates. These transactions are basically characterized by changing from floating rate to fixed rate. Such transactions were designated by the Company as cash flow hedge.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The Company seeks to maintain a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In the event of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP.

With regards to the Company's cash and equivalents, the main index is the CDI for investments in the domestic market and fixed coupon for investments in the foreign market. In the event of a CDI increase, impacts become favorable, while in the event of a CDI decrease, results become unfavorable.

The table below summarizes the changes in the interest rates and the impacts for the Company.

Interest fixed rate risk				Interest floating rate risk
Index	Exposure	Variation	Impact	Index	Exposure	Variation	Impact
CDI	Cash and cash equivalents	+	-	CDI	Cash and cash equivalents	+	+
CDI	Cash and cash equivalents	-	+	CDI	Cash and cash equivalents	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR/Coupon USD	Cash and cash equivalents	+	-	TJLP	Liabilities	+	-
LIBOR/Coupon USD	Cash and cash equivalents	-	+	TJLP	Liabilities	-	+
LIBOR/Coupon USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR/Coupon USD	Liabilities	-	-	LIBOR	Liabilities	-	+

During 2010, the Monetary Policy Committee (“COPOM”) started a basic interest rate hiking cycle, bringing it up from 8.75% p.a. to 10.75% p.a. Accordingly, the financial income originating from investments subject to CDI variation increased. On the other hand, with the expectation of maintenance of interest rates in other markets, LIBOR remained at historically low levels, reducing the financial expenses associated to this indicator.

The results obtained in relation to the objectives proposed by the Company concerning exposure to interest rates were attained in the year 2010.

5.3.  Foreign exchange risk management

Foreign exchange risk is the risk of fluctuations of foreign currency exchange rates causing the Company to incur unexpected losses, leading to a reduction of the values of assets or an increase of the amounts of obligations. The main exposures, to which the Company is subject, as regards foreign exchange variations, refer to the fluctuation of the US dollar and also of the euro and of the british pound sterling in relation to the Brazilian real.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The aim of the Company’s Risk Policy is the prevention from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian reais against its obligations also not denominated in Brazilian reais, thus protecting the Company’s balance sheet. For this purpose, the Company can make use of over-the-counter transactions (swaps) and transactions on the futures exchange.

The subsidiary Sadia does not have outstanding derivative contracts.

5.3.1.   Breakdown of the balances of exposure in foreign currency

Foreign currency-denominated assets and liabilities are shown as follows:

	12.31.10	12.31.09	01.01.09
Cash and cash equivalents and marketable securities	2,493.0	2,234.3	1,205.2
Trade accounts receivable - third parties	951.0	666.3	708.5
Accounts receivable from subsidiaries	-	-	-
Swap agreements	-	(78.8)	826.5
Dollar futures agreements	121.3	122.8	327.5
Forward Contracts (NDF) (a)	(241.7)	(211.2)	-
Loans and financing	(4,016.1)	(4,484.4)	(4,072.6)
Pre-payment exports designated as hedge accounting	804.0	-	-
Other operating assets and liabilities, net (b)	15.5	(5.1)	154.7
	127.0	(1,756.1)	(850.2)

Foreign exchange exposure in R$	127.0	(1,756.1)	(850.2)
Foreign exchange exposure in US$	76.2	(1,008.6)	(363.8)

(a) Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

(b) Basically refers to the acquisition of inventories and suppliers.

The Company's total foreign exchange exposure is US$76.2 and is within the limit established by the Risk Policy.

Moreover, the Company’s Risk Policy aims to protect the operating revenues and costs that involve operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For this purpose, the Company uses hedge instruments, approved in the Risk Policy, focused mainly on the protection of its foreign currency denominated projected cash flow.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

On December 31, 2010, the Company had Non-Deliverable Forward (“NDF”) transactions, purchase of dollar put options in the amount of US$480.0 and export prepayments (“PPEs”) in the amount of US$482.5, designated as effective hedge accounting (unrealized gains or losses deferred in shareholders’ equity up to the maturity date, where results will be fully allocated in the operating revenue group. On the same date, the Company held short positions of EUR187.0 and GBP43.5.

With the intention of performing active management and following the Risk Policy, the Company performs daily monitoring, through reports issued by the financial area and validated by the back-office area, on cash flow needs and foreign exchange exposure.

5.3.2.   Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives as of December 31, 2010 and 2009 and January 1, 2009 are as follows:

12.31.10
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)

NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.66%)	US$ (EV)	716.5	54.5

NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.49%)	EUR (EV)	416.6	23.0

NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.40%)	GBP (EV)	112.6	7.9

NDF	Exchange rate	From 01/2011 a 06/2011	R$ (Pre - 8.21%)	US$ (EV)	241.7	11.1

NDF	Exchange rate	03/2011	US$ (Pre - 0.23%)	EUR (EV)	100.3	(1.7)

Swap	Exchange rate	07/2013	US$ (EV) + 7%	R$ (76% of the CDI)	56.1	(0.8)

Swap	Exchange rate	From 01/2011 to 12/2013	US$ (EV) + LIBOR 3M + 3.83%	R$ (97.50% of CDI)	330.8	(42.8)

Swap	Interest rate	From 01/2010 to 08/2013	US$ (EV) + LIBOR 3M + 0.25%	US$ (EV) +2.37%	172.2	(4.0)

Swap	Interest rate	05/2012	US$ (EV) + LIBOR 3M + 3.85%	US$ (EV) + 5.78%	62.8	(0.9)

Swap	Interest rate	From 01/2011 to 08/2013	US$ (EV) + LIBOR 6M + 0.80%	US$ (EV) + 3.77%	838.8	(23.8)

Swap	Interest rate	11/2012	US$ (EV) + LIBOR 12M + 0.71%	US$ (EV) + 3.70%	198.0	(7.0)

Options	Exchange rate	01 and 02/2011	R$	US$ (EV)	85.5	2.1

Options	Live cattle	From 08 to 11/2011	R$	R$	44.0	(0.2)

Futures contracts	Exchange rate	02/2011	US$ (EV)	R$	121.3	(1.1)

Futures contracts	Live cattle	From 01 to 10/2011	R$	R$	4.4	0.1

						16.4

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

12.31.09
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)

NDF	Exchange rate	06/2010	R$ 8.39% p.y.	US$	786.7	20.9

NDF	Exchange rate	06/2010	R$ 6% p.y.	US$	211.3	2.7

Swap	Exchange rate	From 01/2010 to 07/2013	US$ + 7%	76% of CDI	56.1	0.3

Swap	Exchange rate	09/2011	118.5% of CDI	US$ + 83% CDI	86.1	2.5

Swap	Exchange rate	12/2011	US$ + LIBOR 3M + 3.83%	97.83% of CDI	330.8	(51.2)

Swap	Interest rate	08/2012	US$ + LIBOR 3M + 1.76%	US$ + 4.74%	146.3	(4.7)

Swap	Interest rate	08/2013	US$ + LIBOR 6M + 0.70%	US$ + 3.77%	838.7	(24.7)

Swap	Interest rate	12/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.69%	198.0	(5.3)

Future contract	Exchange rate	02/2010	US$	R$	122.8	-

						(59.5)

						01.01.09
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)

Swap	Interest rate	07/2009	9.31% p.y.	93.72% of CDI	11.9	(0.1)

Swap	Exchange rate	From 01/2009 to 09/2009	US$ + 4.75%	100% of CDI	613.8	60.5

Swap	Exchange rate	02/2009	16.09% p.y.	US$	8.4	(2.9)

Swap	Exchange rate	From 07/2009 to 12/2011	US$ + 7%	76% CDI	56.1	5.7

Swap	Exchange rate	From 03/2009 to 09/2011	118.5% CDI	US$ + 83% CDI	86.1	(19.1)

Swap	Exchange rate	From 04/2009 to 01/2013	US$ + LIBOR 6M + 3.61%	96.67% CDI	215.5	(31.6)

Swap	Interest rate	From 02/2009 to 08/2013	US$ 4.08%	US$ (LIBOR) + 0.62%	554.2	(34.9)

Swap	Exchange rate	From 01/2009 to 02/2009	US$	US$	51.1	7.7

NDF	Exchange rate	From 01/2009 to 06/2009	15.31% p.y.	US$	382.9	(37.4)

NDF	Exchange rate	From 02/2008 to 03/2009	13.52% p.y.	Euro	26.7	(5.3)

Future contract	Exchange rate	02/2009	US$	R$	327.5	(10.1)

						(67.5)

(1)   The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and futures contracts with the objective of minimizing the effects of the changes in the exchange rates and for protection against the interest rate variations.

The Company’s management understands that the results obtained with these derivative operations are in full compliance with the Risk Policy adopted by the Company.

5.4.  Gains and losses of derivative financial instruments for hedge

The amounts of realized and unrealized gains and losses of financial instruments recorded in the year affected the Company’s net income in the accounts of financial income or expenses as well as shareholders’ equity, as shown below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09
	Shareholders' equity	Shareholders' equity	Shareholders' equity	Income (loss)	Income (loss)
Derivatives intended for protection
Exchange risks	46.0	(27.5)	-	(2.1)	-
Interest rate risk	(28.8)	(34.7)	(57.8)	(5.9)	-
Subtotal	17.2	(62.2)	(57.8)	(8.0)	-

Derivatives intended for financial results
Interest rate risk	-	-	-	(0.9)	-
Exchange risks	-	-	1.6	8.4	(2.7)
Market risk of live cattle	-	-	-	(0.2)	-
Subtotal	-	-	1.6	7.3	(2.7)
Total	17.2	(62.2)	(56.2)	(0.7)	(2.7)

5.4.1     Breakdown of the balances of financial instruments by category – except derivatives:

	12.31.10
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	280.6	-	280.6
Trade accounts receivable	2,706.8	-	-	-	-	2,706.8
Credit notes	134.8	-	-	-	-	134.8
Fair value
Marketable securities	-	337.3	623.5	-	-	960.8
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(3,216.0)	(3,216.0)
Foreign currency	-	-	-	-	(3,986.9)	(3,986.9)
Debentures	-	-	-	-	-	-
Total	2,841.6	337.3	623.5	280.6	(7,202.9)	(3,119.9)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	12.31.09
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Loans	Total
Assets
Amortized cost
Marketable securities	-	-	-	223.5	-	223.5
Trade accounts receivable	2,153.5	-	-	-	-	2,153.5
Credit notes	125.8	-	-	-	-	125.8
Fair value
Marketable securities	-	543.7	2,255.0	-	-	2,798.7
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(4,569.7)	(4,569.7)
Foreign currency	-	-	-	-	(4,484.4)	(4,484.4)
Debentures	-	-	-	-	(2.1)	(2.1)
Total	2,279.3	543.7	2,255.0	223.5	(9,056.2)	(3,754.7)

	01.01.09
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Loans	Total
Assets
Amortized cost
Marketable securities	-	-	-	0.3	-	0.3
Trade accounts receivable	1,389.6	-	-	-	-	1,389.6
Credit notes	103.6	-	-	-	-	103.6
Fair value
Marketable securities	-	82.3	660.1	-	-	742.4
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(1,221.8)	(1,221.8)
Foreign currency	-	-	-	-	(4,072.6)	(4,072.6)
Debentures	-	-	-	-	(4.1)	(4.1)
Total	1,493.2	82.3	660.1	0.3	(5,298.5)	(3,062.6)

5.5.  Breakdown of the balances of financial instruments designated for cash flow hedge accounting  and export revenues

The Company executed the formal designation of its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting: (i) the relationship of the hedge, (ii) the objective and risk management strategy of the Company in executing the hedge, (iii) the identification of the financial instrument, (iv) the hedge object or transaction, (v) the nature of the risk to be hedged, (vi) the description of the hedge relationship, (vii) the demonstration of correlation between the hedge transaction and the hedge object, when applicable, and (viii) prospective demonstration of the effectiveness of the hedge.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Hedged items for which Company designates hedge accounting are highly probable and present almost a perfect combination with the hedge transaction in terms of effectiveness. In other words the consolidated statements of income and comprehensive income reflect matching results consistent with initial coverage intention.

The Company recorded the unrealized results in the shareholders’ equity of the designated derivatives for interest rates and exchange rates risks.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The impacts referring to the interest swap positions are shown below:

12.31.10
				Swap accrual balance (amortized cost)		Swap (MTM) balance
Hedge instrument	Hedged object	Protected risk	Maturity date	Asset	Liability	Asset	Liability
Swap contract of US$65,000 (assets Libor 6 months +1.75%/ liabilities 4.22%)	Debt of US$65,000 interest of Libor 6 months + overlibor 1.75%	Libor post x Pre fixed rate	07.25.12	0.9	(1.6)	216.2	(218.1)

Swap contract of US$75,000 (assets Libor 6 months/ liabilities 4.06%)	Debt of US$75,000 interest of Libor 6 months + overlibor 0.9%	Libor post x Pre fixed rate	07.22.13	0.3	(1.8)	367.1	(373.0)

Swap contract of US$30,000 (assets Libor 6 months +0.8%/ liabilities 4.31%)	Debt of US$30,000 interest of Libor 6 months + overlibor 0.8%	Libor post x Pre fixed rate	08.23.13	0.2	(0.7)	195.8	(198.4)

Swap contract of US$20,000 (assets Libor 6 months +0.8%/ liabilities 4.36%)	Debt of US$20,000 interest of Libor 6 months + overlibor 0.8%	Libor post x Pre fixed rate	07.19.13	0.2	(0.6)	130.9	(132.7)

Swap contract of US$10,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$10,000 interest of Libor 3 months + overlibor 0.5%	Libor post x Pre fixed rate	08.20.12	-	(0.1)	114.3	(115.1)

Swap contract of US$20,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$20,000 interest of Libor 3 months + overlibor 0.5%	Libor post x Pre fixed rate	08.15.12	-	(0.2)	228.7	(230.3)

Swap contract of US$20,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$20,000 interest of Libor 3 months + overlibor 0.5%	Libor post x Pre fixed rate	08.10.12	-	(0.2)	228.8	(230.4)

Swap contract of US$20,000 (assets Libor 6 months / liabilities 3.82%)	Debt of US$20,000 interest of Libor 6 months + overlibor 1.45%,	Libor post x Pre fixed rate	03.20.13	-	(0.4)	98.0	(99.5)

Swap contract of US$30,000 (assets Libor 6 months / liabilities 3.79%)	Debt of US$30,000 interest of Libor 6 months + overlibor 1.45%,	Libor post x Pre fixed rate	02.13.13	0.1	(0.7)	147.4	(149.6)

Swap contract of US$25,000 (assets Libor 6 months +1.65%/ liabilities 4.15%)	Debt of US$25,000 interest of Libor 6 months + overlibor 1.65%	Libor post x Pre fixed rate	05.10.13	0.1	(0.2)	123.0	(124.0)

Swap contract of US$50,000 (assets Libor 6 months +0.6%/ liabilities 2.98%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor post x Pre fixed rate	12.19.12	0.5	(1.2)	407.8	(411.0)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

12.31.10
				Swap accrual balance (amortized cost)		Swap (MTM) balance
Hedge instrument	Hedged object	Protected risk	Maturity date	Asset	Liability	Asset	Liability
Swap constract of US$50,000 (assets Libor 6 months +0.6%/ liabilities 2.99%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor post x Pre fixed rate	11.26.12	-	(0.1)	324.7	(327.2)

Swap contract of US$50,000 (assets Libor 6 months +1.55%/ liabilities 3.55%)	Debt of US$50,000 interest of Libor 6 months + overlibor 1.55%	Libor post x Pre fixed rate	07.02.12	0.8	(1.2)	166.7	(167.7)

Swap contract of US$50,000 (assets Libor 12 months +0.71%/ Liabilities 3.57%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor post x Pre fixed rate	11.19.12	0.1	(0.3)	162.7	(166.0)

Swap contract of US$50,000 (assets Libor 12 months +0.71%/ Liabilities 3.82%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor post x Pre fixed rate	11.26.12	0.1	(0.2)	162.6	(166.3)

Swap contract of US$50,000 (assets Libor 3 months / liabilities 0.78%)	Debt of US$50,000 interest of Libor 3 months + overlibor 2.75%	Libor post x Pre fixed rate	08.03.12	-	(0.1)	571.3	(571.4)

Swap contract of US$35,000 (assets 7%p.y. / liabilities 76%CDI )	Debt of US$35,000 interest of 7%p,y, (USD)	Cupom USD X CDI	07.15.13	1.9	(2.0)	12.0	(12.7)

Swap contract of US$50,000 (assets Libor 3 months + overlibor 2.50% / liabilities 92.5%CDI )	Debt of US$50,000 interest of Libor 3 months + overlibor 2.50%	Libor X CDI	10.01.13	0.6	(2.2)	5.5	(18.2)

Swap contract of US$100,000 (assets Libor 3 months + overlibor 4.50% / liabilities 100%CDI )	Debt of US$100,000 interest of Libor 3 months + overlibor 4.5%	Libor X CDI	12.23.13	0.2	(0.6)	17.8	(47.9)

				6.0	(14.4)	3,681.3	(3,759.5)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The impacts referring to the NDF positions are shown below:

12.31.2010
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM (1)	Notional	Average USD	Curve	MTM (1)	Notional	Average EUR	Curve	MTM (1)	Notional	Average GBP

January 2011	13.7	14.0	75.0	1.8564	2.7	2.8	23.0	2.3542	1.3	1.3	6.5	2.8031

February 2011	9.3	9.7	55.0	1.8570	2.7	2.8	22.0	2.3765	1.3	1.3	6.0	2.8405

March 2011	7.2	7.5	50.0	1.8413	2.4	2.6	23.0	2.3766	1.0	1.0	5.0	2.8390

April 2011	6.2	6.5	40.0	1.8692	3.0	3.0	24.0	2.4073	0.8	0.8	4.5	2.8298

May 2011	4.7	4.9	35.0	1.8594	2.4	2.6	21.5	2.4162	0.9	0.9	4.5	2.8751

June 2011	3.8	4.1	45.0	1.8231	2.2	2.3	16.5	2.4572	0.7	0.7	4.0	2.8817

July 2011	2.9	3.1	40.0	1.8225	2.5	2.6	17.0	2.4910	0.7	0.7	4.0	2.8883

August 2011	1.6	1.6	25.0	1.8215	1.4	1.5	16.0	2.4436	0.4	0.4	3.0	2.8537

September 2011	1.1	1.1	25.0	1.8128	1.5	1.4	11.0	2.5011	0.4	0.3	2.5	2.8998

October 2011	1.0	0.9	20.0	1.8294	1.1	1.1	8.0	2.5311	0.5	0.4	2.5	2.9509

November 2011	0.8	1.0	20.0	1.8494	0.2	0.2	5.0	2.4410	0.1	0.1	1.0	2.9303

TOTAL	52.3	54.4	430.0	1.8434	22.1	22.9	187.0	2.4212	8.1	7.9	43.5	2.8581

(1) Mark to market.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

For the put options, the Company designates only their intrinsic value as a hedge instrument (hedge accounting), opting to recognize the time value in the financial result (statement of income). If the hedge is not effective and the option is lost due to devaluation of the Brazilian real, the losses related to the time value of the options will be registered in the financial result.

The time value of an option can be calculated by the difference between the fair value of the option on the measurement date (quotation of the option that represents the fair value of premium) and the intrinsic value of the option on the measurement date. When the quotation of the option is not available in an active market, the fair value will be based on an option pricing model (Black-Scholes or Binomial).

This type of foreign exchange hedge using the put option consists of designating the variation of the intrinsic value of the put option only in the case of appreciation of the Brazilian real (“one-sided risk”).

The impacts referring to the PUT positions are shown below:

12.31.10
PUT	R$ x USD
Maturities	Curve	MTM	Notional	Average USD

January 2011	0.9	0.9	22.0	1.7090

February 2011	1.2	1.2	28.0	1.7094

TOTAL	2.1	2.1	50.0	1.7092

The Company will use the variations of the spot exchange rates of the PPE agreements as an instrument to hedge the foreign exchange variation risk suffered by its highly probable future export sales in foreign currency. Thus, the foreign exchange variations derived from such PPE contracts will be recorded in the shareholders’ equity.

The Company adopted as a methodology for performance of the retrospective effectiveness test the comparison of the foreign exchange variation arising from the PPE agreement (variation of the fair value of the hedging instrument), measured by the variation of the spot exchange rates, with the variation of the fair value of highly probable future export revenues (variation of the fair value of the hedged item), measured by the variation of the spot exchange rates (Spot-to-Spot rate method).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Position of PPEs designated as hedge accounting as of December 31, 2010 are shown below:

					12.31.10
Hedge instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (USD)	MTM
PPE	Sales ME	USD (E.V.)	From 01/2011 to 08/2013	482.5	804.0

5.6.  Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements that define fair value, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically as regards disclosure, the Company applies hierarchy requirements, which involves the following aspects:

•        Definition of the fair value as the price that should be received in the sale of an asset or paid in the transfer of a liability in a regular transaction between market players on the measurement date, and establishment of assumptions for the fair value measurement; and

•        Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

Valuation on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of input create the hierarchy of fair value presented below:

•       Level 1 - Prices quoted for identical instruments in active markets;

•       Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and

•        Level 3 - Instruments whose significant inputs are non-observable.

The Company’s management understands that due to the short-term cycle, balances of cash and cash equivalents, accounts receivable and accounts payable are close to their fair value recognition. In relation to loans and credit facilities the book value is close to the fair value in a major portion of the total gross debt. That is justified by floating BNDES interest rates credit lines (“TJLP”) and floating trade finance interest rates loans (“LIBOR, CDI”). The Company is subject to differences between book value and fair value only in the capital markets transactions (“bonds”). On December 31, 2010, fair value negative adjustment for bond BRFSBZ amounted to R$95.2.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The comparison between book value and fair value of financial assets and liabilities is presented below:

	12.31.10		12.31.09		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	2,310.6	2,310.6	1,898.2	1,898.2	1,233.5	1,233.5
Marketable securities:
Available for sales	390.3	390.3	543.7	543.7	82.3	82.3
Trading securities	623.5	623.5	2,255.0	2,255.0	660.1	660.1
Held to maturity	227.7	236.1	223.5	235.8	0.3	0.3
Trade accounts receivables, net	2,572.0	2,572.0	2,153.5	2,153.5	1,389.6	1,389.6
Short and long term debt	(7,232.1)	(7,327.4)	(9,054.0)	(9,070.6)	(5,294.4)	(5,294.4)
Trade accounts payable	(2,059.2)	(2,059.2)	(1,905.4)	(1,905.4)	(1,083.4)	(1,083.4)
Other financial assets	98.6	98.6	27.6	27.6	79.2	79.2
Other financial liabilities	(82.2)	(82.2)	(87.1)	(87.1)	(146.7)	(146.7)
	(3,150.8)	(3,237.7)	(3,945.0)	(3,949.3)	(3,079.5)	(3,079.5)

The table below presents the financial assets and liabilities of the consolidated balance sheet, and the general classification of these instruments according with the valuation hierarchy:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

		12.31.10				12.31.09				01.01.09
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Purchase and sale commitments	(b)	-	129.2	-	129.2	-	-	-	-	-	-	-	-
Bank deposit certificates	(b)	-	74.8	-	74.8	-	64.5	-	64.5	-	-	-	-
Brazilian Foreign Debt Securities	(a)	61.3	-	-	61.3	59.1	-	-	59.1	82.3	-	-	82.3
Exclusive investment funds		-	45.7	-	45.7	-	51.4	-	51.4	-	-	-	-
Investment funds	(a)	24.7	-	-	24.7	151.7	-	-	151.7	-	-	-	-
Shares	(a)	1.7	-	-	1.7	2.0	-	-	2.0	-	-	-	-
Held for trading:
Bank deposit certificates	(b)	-	560.5	-	560.5	-	2,154.6	-	2,154.6	-	660.1	-	660.1
Financial treasury bills	(a)	63.0	-	-	63.0	100.4	-	-	100.4	-	-	-	-
Other financial assets
Derivatives designated as hedge	(c)	-	87.4	-	87.4	-	24.7	-	24.7	-	68.5	-	68.5
Derivatives not designated as hedge	(c)	-	11.2	-	11.2	-	2.9	-	2.9	-	10.7	-	10.7
Total assets		150.7	908.8	-	1,059.5	313.2	2,298.1	-	2,611.3	82.3	739.3	-	821.6
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(78.3)	-	(78.3)	-	(87.0)	-	(87.0)	-	(136.6)	-	(136.6)
Derivatives not designated as hedge	(c)	-	(3.9)	-	(3.9)	-	(0.1)	-	(0.1)	-	(10.1)	-	(10.1)
Total liabilities		-	(82.2)	-	(82.2)	-	(87.1)	-	(87.1)	-	(146.7)	-	(146.7)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

We present below a description of the valuation methodologies used by the Company for financial instruments measured at fair value:

a) Investments in financial assets in the categories of Brazilian foreign debt securities, national treasury certificates, financial treasury notes, financial investment fund and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market.

b) Investments in financial assets in the categories of CDB (Bank Deposit Certificates), and repurchase agreements backed by debentures are classified at Level 2, since the method of valuation at fair value occurs through the price quotation of similar financial instruments in non-active markets.

c) Derivatives are valued through existing pricing models very well accepted by financial market based on public market inputs such as interest rate forecasts, volatility factors and foreign currency rates. We classify these instruments at level 2 of the valuation hierarchy. Such instruments include swaps, NDFs and options.

The valuation model used by the Company for derivatives considers its own performance risk. Although during 2009, there has been a deterioration of the global credit market, without full recovery, the Company’s management believes that there is a low risk of non-performance as of December 31, 2010.

5.7.  Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On December 31, 2010 , the Company maintained financial investments above R$10.0 at the following financial institutions: Santander, Itaú Unibanco, Banco do Brasil, Bradesco, Votorantim, Deutsche Bank, Safra, Credit Suisse, Standard, BTG Pactual, HSBC, Caixa Econômica Federal, Banco do Nordeste and Citibank.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The Company also held derivative contracts with the following financial institutions: Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Itaú BBA, Rabobank, Merrill Lynch, Votorantim, Bradesco, JP Morgan, Banco Espírito Santo, BNP, Barclays, Pactual and Morgan Stanley.

5.8.  Liquidity risk management

Liquidity risk management aims to ensure adequate readily-available resources to meet all Company’s obligations on time and at all times. With this objective, this policy aims to reduce the impacts caused by events which may create material volatility to the Company’s cash flow.

The Company has identified market risk factors which are linked to future cash flow and may jeopardize its liquidity. It also calculates the Cash Flow at Risk (“CFAR”) on a twelve-month basis targeting to verify possible cash flow forecast deviations. The Company established a minimum amount of cash and cash equivalents to be considered based on to the average monthly turnover and LTM EBITDA, among other aspects.

Derivatives transactions may demand payment of cyclical variations (“deposit margins”). Currently, the Company holds only BM&F operations with daily variations. The control of variations is conducted through the Value at Risk (VAR) methodology, which measures with statistical accuracy of the probable maximum variation to be paid on a 1- to 21-day interval. The Company then assesses such VAR with its policy.

With regards to the investments, the Company presents conservative allocation principles focusing on liquidity, diversification (avoiding counterparty concentration) and profitability.

The Company’s also considers its refinancing risks. The current leverage profile and debt maturity schedule allow the Company to maintain a satisfactory level of refinancing risks given the credit and capital markets environment and the Company’s operating performance, Given the internal targets, the majority of the Company’s financial debt is allocated in the long term. On December 31, 2010, the long-term debt portion accounted for 69% of total debt, presenting an average term of higher than 3 years.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The table below summarizes the commitments and contractual obligations that may impact Company’s liquidity as of December 31, 2010:

	12.31.10
	Book value	Cash flow contracted	Up to 6 months	6 to 12 months	2012	2013	2014	2015	After 5 years

Non derivatives financial liabilities
Loans and financing	5,543.2	(6,088.8)	(828.4)	(1,451.3)	(2,228.4)	(756.3)	(252.5)	(135.3)	(436.6)
Bonds BRF	1,269.5	(2,110.3)	(45.3)	(45.3)	(90.6)	(90.6)	(90.6)	(90.6)	(1,657.3)
Bonds Sadia	419.4	(604.6)	(14.4)	(14.4)	(28.7)	(28.7)	(28.7)	(28.7)	(461.0)
Trade accounts payable	2,059.2	(2,059.2)	(2,059.2)	-	-	-	-	-	-
Capital lease	9.7	(10.4)	(3.0)	(3.0)	(3.3)	(0.9)	(0.2)	(0.1)	-
Operational lease	263.3	(263.2)	(81.2)	(81.3)	(99.2)	(1.1)	(0.3)	(0.1)	-
	-	-	-	-	-	-	-	-	-
Derivatives financial liabilities	-	-	-	-	-	-	-	-	-
Designated as hedge accounting	-	-	-	-	-	-	-	-	-
Interest rate derivatives	78.3	(92.9)	(20.6)	(23.5)	(35.0)	(13.7)	-	-	-
	-	-	-	-	-	-	-	-	-
Not designated as hedge accounting	-	-	-	-	-	-	-	-	-
Currency derivatives	2.8	13.9	13.9	-	-	-	-	-	-
Commodities derivatives	0.2	(1.1)	-	(1.0)	-	-	-	-	-
Interest rate derivatives	0.9	(1.2)	(0.4)	(0.4)	(0.4)	-	-	-	-

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

5.9.  Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, agricultural policy of the government, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to diminish the impact of a price increase of these raw materials, with the possibility of using derivative instruments or inventory management for this purpose. Currently the management of inventory levels is used exclusively as a hedging instrument.

During 2010, the Company’s management decided to hedge the exposure to live cattle directly linked to the different business categories within the scope of the Beef Division. The following categories are contemplated: (i) forward purchase of cattle, (ii) contracting of own cattle confinement, (iii) contracting of cattle confinement with partnership and (iv) spot purchase of cattle aiming to guarantee the off-season scale of slaughtering.

The contracts are recorded at their fair value by means of the financial result, regardless of the expiration month of the contract.

The Company held a short position at BM&F of 137 futures contracts on December 31, 2010, maturing in January, February and October 2011, not having contracted this category of derivatives in previous years.

Additionally, on December 31, 2010, through the use of options strategies, the Company held a short position of 700 lots, as presented in table 5.3.2.

5.10.    Sensitivity analysis chart

The Company has loans, payables and receivables in foreign currency, and in order to mitigate the risks incurred through foreign exchange exposure and it contracts derivative financial instruments.

The Company understands that the present interest rate fluctuations do not significantly affect its financial result since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). Company designates such derivatives as hedge accounting and therefore adopts special accounting treatment proving the effectiveness of the hedge transaction.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Five scenarios are considered for 2011 in the table below, considering the percentage variations of the quotes of parity between the Brazilian reais and U.S. dollar, Brazilian reais and the euro, and Brazilian reais and British pound sterling, whereas the most likely scenario is that adopted by the Company. The remaining scenarios are based on quoted prices from the Brazilian Central Bank as of December 31, 2010. The amount of exports analyzed corresponds to the total value of derivative financial instruments increased by the flow of amortization of the PPEs of the next 12 months designated as hedge accounting.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Parity - Brazilian Reais x U.S. Dollar		1.7000	1.4996	1.2497	2.0828	2.4993
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	61.7	147.8	255.3	(102.9)	(282.0)

Options - Currencies	Devaluation of R$	(1.1)	9.0	21.4	(1.5)	(1.5)

Export pre-payment	Devaluation of R$	100.9	262.0	463.0	(206.8)	(541.7)

Exports	Appreciation of R$	(79.4)	(203.1)	(357.4)	159.1	416.2

Net effect		82.2	215.8	382.4	(152.2)	(409.1)

Statement of income		(1.5)	(1.5)	(1.5)	19.3	40.1

Shareholders' equity		83.7	217.3	383.9	(171.5)	(449.2)

Parity - Brazilian Reais x Euro		2.2100	2.0052	1.6710	2.7850	3.3420
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
	Devaluation of R$	39.5	77.8	140.3	(68.0)	(172.2)

Exports	Appreciation of R$	(39.5)	(77.8)	(140.3)	68.0	172.2

Net effect		-	-	-	-	-

Statement of income		-	-	-	-	-

Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.6000	2.3288	1.9407	3.2345	3.8814
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF GBP	Devaluation of R$	11.2	23.0	39.9	(16.4)	(44.5)
				-
Exports	Appreciation of R$	(11.2)	(23.0)	(39.9)	16.4	44.5

Net effect		-	-	-	-	-

Statement of income		-	-	-	-	-

Shareholders' equity		-	-	-	-	-

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

6.    SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision-makers (Board of Directors and Officers) for purposes of appraising the performance of each segment and allocating resources.

The reportable segments identified primarily observe the division by geographical region of sales of the Company: domestic market; and foreign market. In turn, these segments are subdivided according to the nature of the products whose characteristics are described below:

•       Fresh (in natura): involves the production and trade of whole birds and poultry cuts as well as pork and beef cuts.

•       Prepared and processed: involves the production and trade of processed poultry, pork and beef derivative foods, margarines and soy vegetarian products.

•       Dairy: involves the production and trade of pasteurized and UHT milk as well as milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

•       Others: involves the production and trade of animal feed, soymeal and refined soy flour.

The net sales for each of the reportable operating segments are presented below:

	12.31.10	12.31.09
Net sales - domestic market:
In natura products	1,930.1	942.0
Processed products	6,738.4	4,835.2
Dairy products	2,291.7	2,139.3
Other	2,555.0	1,453.5
	13,515.2	9,370.0
Net sales - foreign market:
In natura products	7,361.3	5,186.4
Processed products	1,689.7	1,258.8
Dairy products	19.8	22.0
Other	95.2	68.5
	9,166.0	6,535.7
Total	22,681.2	15,905.7

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The operating results before financial income (expenses) and others for each of the reportable operating segments are presented below:

	12.31.10	12.31.09
Operating income (loss) before financial income (loss) and others:
Domestic market	1,142.5	385.3
Foreign market	342.1	(307.9)
	1,484.6	77.4

No customer was individually responsible for more than 5% of the total net sales earned in the year ended December 31, 2010.

Net export revenues by region are presented below:

	12.31.10	12.31.09
Export net income per region:
Europe	1,742.1	1,400.2
Far East	1,916.5	1,267.3
Middle East	2,919.7	2,075.5
Eurasia (including Russia)	1,040.1	734.6
America / Africa / Other	1,547.6	1,058.1
	9,166.0	6,535.7

The goodwill originating from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	Domestic market			Foreign market			Total
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Goodwill	1,896.4	1,896.4	1,070.7	936.5	936.5	475.0	2,833.0	2,833.0	1,545.7
Trademarks	1,065.5	1,065.5	-	190.5	190.5	-	1,256.0	1,256.0	-
Patents	5.3	5.3	-	-	-	-	5.3	5.3	-
Total	2,967.2	2,967.2	1,070.7	1,127.0	1,127.0	475.0	4,094.3	4,094.3	1,545.7

Information referring to the total assets by reportable segments is not being presented, as it does not compose the set of information made available to the Company’s Executive Directors, which, in turn, makes investment decisions on a consolidated basis.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

7.    BUSINESS COMBINATION

As mentioned in note 3, the Company adopted the exemption pertaining to the merger opting not to re-measure the mergers occurred before January 1, 2009.

7.1.    Business combination – Sadia

On July 8, 2009, the shareholders of BRF approved in a special meeting of shareholders the merger of all 226,395,405 shares issued by HFF Participações S.A. (former parent company of Sadia) based on the economic value in the amount of R$1,482.9, through the exchange of 37,637,557 new shares of common stock, registered, in book-entry format and without par value, issued by BRF, for the issue price of thirty-nine Brazilian Reais and forty cents (R$39.40) per share.

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF shareholders, at an extraordinary shareholders’ general meeting, excluding shares indirectly owned by the Company, through the issuance of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335.5, through the issuance of 59,390,963 new common registered shares, with no par value issued by BRF, for thirty-nine Brazilian Reais and thirty-two cents (R$39.32) per share. On the date hereof, Sadia became a wholly-owned subsidiary of BRF.

The schedule below shows the assessment of the cost of acquisition:

Number of shares exchanged on July 8, 2009	37,637,557
Number of shares exchanged on August 18, 2009	59,390,963
Total stock	97,028,520

Quoted BRF stock (lots of 1,000) on July 8, 2009	40
Cost of acquisition at fair value	3,881.1

Net assets acquired at fair value	(2,587.3)

Goodwill	1,293.8

The costs related to the transaction are represented by commissions, fees of counsel and auditors, among others, and amount to R$44.0, were included in the results for the year ended on December 31, 2009 in the item of other operating results.

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, July 8, 2009, are presented below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	Net assets acquired	Fair value adjustments		Net assets acquired at fair value
Cash equivalents	1,759.7	-		1,759.7
Trade accounts receivable and other receivables	609.8	-		609.8
Inventories	1,193.0	0.8	(a)	1,193.9
Biological assets	465.6	-		465.6
Others	546.6	-		546.6
Total current assets	4,574.7	0.8		4,575.6

Long-term assets	1,421.2	1,155.8	(g)	2,577.0
Biological assets	221.5	-		221.4
Investments	14.7	-		14.7
Property, plant and equipment	4,034.7	2,057.1	(b)	6,091.8
Intangible	58.6	1,393.0	(c)	1,451.6
Total non-current assets	5,750.7	4,605.9		10,356.5

Total assets	10,325.4	4,606.7		14,932.1

Loans and financing	4,425.1	(34.5)	(d)	4,390.6
Trade accounts payable	889.3	-		889.3
Taxes and contribution	80.0	-		80.0
Dividends payable	0.8	-		0.8
Provisions	286.3	139.2	(e)	425.5
Others	391.7	-		391.7
Total current liabilities	6,073.2	104.7		6,177.9

Loans and financing	3,503.6	-		3,503.6
Provisions	337.2	630.2	(f)	967.4
Others	286.4	1,409.5	(g)	1,695.9
Total non-current liabilities	4,127.2	2,039.7		6,166.9

Shareholders’ equity	125.0	2,462.3	(h)	2,587.3

Total liabilities	10,325.4	4,606.7		14,932.1

(a)  Refers to the adjustment to the fair value of the inventories realized in full in year 2009 in the amount of R$0.8;

(b)  Refers to the adjustment to the fair value of the fixed assets according to an appraisal report prepared by an external expert, which is being realized by its economic useful life (refer to note 18). The accumulated depreciation of the fair value as of December 31, 2010 corresponds to approximately R$87.5 (R$32.8 as of December 31, 2009);

(c)  Refers to the fair value of the brands whose useful lives are indefinite and to the fair value of assets of definite useful life, such as relationship with suppliers and patents. The realization of the fair value occurs by means of rates that vary from 25% to 48% p.a. The accumulated amortization of the fair value of the intangibles with definite useful life as of December 31, 2010 corresponds to approximately R$84. 4 (R$28.1 as of December 31, 2009);

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

(d)  Refers to the adjustment to the fair value of the loans and financing realized according to their maturity dates. The accumulated realization as of December 31, 2010 corresponds to approximately R$5.3 (R$1.3 as of December 31, 2009);

(e)  Refers to the fair value of the guarantees granted by Sadia and deferred revenue related to the sale of employee banking relationships realized according to the maturity dates. The accumulated realization as of December 31, 2010 corresponds to approximately R$30.9 (R$15.8 as of December 31, 2009);

(f)   Refers to the fair value of the contingent tax, civil and employment liabilities. The fair value of the contingent tax liabilities was determined, at first, based on the appraisal of external consultants, who attributed to these processes an average probability of loss. Then, Management measured the contingencies considering the premises of the programs of fiscal recovery promoted from time to time by the State and Federal Governments, which is the amount that the counterparties would be willing to liquidate from the existing debts. On December 31, 2010, there was no balance of accumulated realization for such liabilities;

(g)  Refers to the effect of the deferred taxes on the adjustments (a) through (f) presented above and the effect of the deferred taxes on the difference between the accounting and tax goodwill; and

(h)  Refers to the corresponding entry of the adjustments (a) through (g) in the shareholders’ equity.

The remaining goodwill generated in the relation of exchange of shares with Sadia includes, in addition to the controlling goodwill, the future benefits expected from the synergy of the transactions of the companies.

The goodwill for tax purposes, generated in the operation, corresponds to R$3,594.5. The Company’s management believes that the goodwill originating from that acquisition is deductible for tax purposes.

Sadia contributed net revenue of R$5,241.6 and net income of R$313.5 as from the date of acquisition until December 31, 2009. If the merger had occurred on January 1, 2009, the Company estimates that consolidated net revenue would have been approximately R$20,937.6 and net income for the fiscal year ended December 31, 2009 would have been approximately R$225.3.

The Company recorded in the result of the year ended on December 31, 2010, the portion corresponding to the depreciation of the surplus in the value of the fixed assets in the amount of R$54.7 (R$32.9 from July 8, 2009 to December 31, 2009), in cost of sales.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The business combination with Sadia is still being reviewed by the Administrative Council for Economic Defense (“CADE"). On July 7, 2009, the Company’s management and that of Sadia entered into a Transaction Reversibility Preservation Agreement ("APRO") for the purpose of ensuring the reversibility of the operation until the final decision to be stated by CADE, by means of actions that maintain the competition during the assessment of the competitive effects of the merger. The results of Sadia was consolidated as from the date of the merger.

The consolidated financial statements of the fiscal year ended on December 31, 2010, do not reflect impacts on possible corporate reorganizations, which can only be assessed after the approval by CADE.

On June 29, 2009, the Commission of the European Communities (“European antitrust authority”) approved the transaction.

On September 19, 2009, CADE authorized the coordination of the activities of the Companies aimed for the foreign market in the segment of unprocessed meat.

On January 20, 2010, CADE authorized the Company and its subsidiary Sadia to carry out joint transactions pertaining to the acquisition of unprocessed bovine meat and sale of the output of unprocessed meat in general, in Brazil and abroad, and the negotiation and acquisition of inputs and services.

As disclosed in the Relevant Fact notice of June 30, 2010, the Economic Monitoring Office ( “SEAE”), of the Ministry of Finance, published the opinion that deals with the corporate transaction involving the Company and its subsidiary Sadia, and recommended to CADE that the merger should be approved with restriction, suggesting two alternatives that could be accepted by CADE or not.

In connection with the association between Sadia and the Company, there was a primary public distribution of 115,000,000 shares with a supplementary lot of 17,250,000 according to note 27.3.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

8.    CASH AND CASH EQUIVALENTS

	Average rate p.a. %
		12.31.10	12.31.09	01.01.09
Cash and bank accounts:
U.S. dollar		70.3	46.3	-
Brazilian reais		81.4	40.2	65.6
Euro		0.8	5.9	11.9
Others		4.7	1.2	0.9
		157.2	93.6	78.4

Highly liquid investments:
In Brazilian reais:
Investment fund	10.7	9.9	8.7	44.9
		9.9	8.7	44.9

In U.S. dollar:
Interest bearing account	0.2	345.7	497.0	410.0
Fixed term deposit	1.2	1,651.7	1,198.7	559.8
Overnight	0.1	64.4	100.2	140.4
In Euro:		-	-	-
Deposit account		74.3	-	-
Overnight	0.1	3.1	-	-
Other Currencies:		-	-	-
Deposit account		4.3	-	-
		2,143.5	1,795.9	1,110.2
		2,310.6	1,898.2	1,233.5

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to overnight and time deposits, and bear interest at a prefixed rate.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

9.    MARKETABLE SECURITIES

			Average interest rate p.y.%
	WAMT (*)	Currency
				12.31.10	12.31.09	01.01.09
Available for sale:
Purchase and sale commitments (a)	0.50	R$	10.81	129.2	-	-
Bank deposit certificates (b)	3.85	R$	10.69	74.8	64.5	-
Brazilian foreign debt securities (c)	3.19	US$	10.23	61.3	59.1	82.3
Brazilian financial treasury bill (e)	2.26	R$	9.66	52.9	215.1	-
Exclusive investment funds (h)	-	R$		45.7	51.4	-
Investment funds (d)	-	US$	10.64	24.7	151.7	-
Shares	-	R$		1.7	1.9	-
				390.3	543.7	82.3

Held for trading:
Bank deposit certificates (b)	0.89	R$	8.79	560.5	2,154.6	660.1
Financial treasury bills (e)	3.74	R$	8.65	63.0	100.4	-
				623.5	2,255.0	660.1

Held to maturity:
Credit linked notes (f)	4.05	US$	4.75	166.7	174.2	-
National treasury certificates (g)	9.79	R$	12.00	61.0	49.3	-
Special savings bonds	0.09	R$	5.19	-	-	0.3
				227.7	223.5	0.3
Total				1,241.5	3,022.2	742.7

Total current				863.8	2,345.5	742.5
Total non-current				377.7	676.7	0.2

(*) Weighted average maturity in years.

(a)  Repurchase agreements backed by debentures.

(b)  Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 104% of the interbank deposit certificate (“CDI”).

(c)  Brazilian foreign debt securities are denominated in Brazilian Reais and remunerated by pre- and post-fixed rates.

(d)  The foreign currency investment fund has a credit linked note issued by a first-class bank that pays periodic interest (LIBOR + spread) and contemplates the Brazil risk and Sadia risk.

(e)  Financial treasury bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

(f)   The credit linked note is a structured operation with a first-class financial institution abroad that pays periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(g)  The national treasury certificates classified as held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”) (see note 21).

(h)  The portfolio of financial operations of exclusive fund in foreign currency is shown below:

	12.31.10	12.31.09
Structured notes	43.2	49.0
Money market	2.5	1.9
Subtotal	45.7	50.9
Other accounts (payable) receivable	(7.0)	0.5
	38.7	51.4

On December 31, 2010, of the total financial investments, R$27.5 was pledged as collateral for futures contract operations in U.S. dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&F”). On December 31, 2009, the guarantees corresponded to R$39.0.

On December 31, 2010, the maturities of the financial investments from non-current assets in the consolidated balance sheet have the following composition:

Maturities
2012	153.2
2013	102.0
2014	40.8
2015 and thereafter	81.7
Total	377.7

The Company conducted an analysis of sensitivity to foreign exchange rate. (note 5.10)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

10.  TRADE ACCOUNTS RECEIVABLE AND OTHER

	12.31.10	12.31.09	01.01.09
Current
Local third parties	1,636.7	1,514.6	683.5
Local related parties	-	(0.3)	-
Third parties abroad	948.3	662.6	705.6
(-) Estimated losses with doubtful accounts	(20.0)	(36.2)	(11.1)
	2,565.0	2,140.7	1,378.0

Credit notes	41.7	33.2	48.7
	41.7	33.2	48.7
	2,606.7	2,173.9	1,426.7
Non-current
Local third parties	48.0	42.7	29.2
Third parties abroad	2.7	3.7	2.8
(-) Adjustment to present value	(0.9)	(1.2)	(0.3)
(-) Estimated losses with doubtful accounts	(42.8)	(32.4)	(20.1)
	7.0	12.8	11.6

Credit notes	93.1	92.6	54.9
	93.1	92.6	54.9
	100.1	105.4	66.5

The movements of estimated losses from doubtful accounts are as follows:

	12.31.10	12.31.09
Beginning balance	68.6	31.2
Exchange variation	0.2	(0.7)
Provision	41.3	38.7
Increase (business combination)	-	17.0
Reversal	(20.2)	(7.9)
Write-off	(27.1)	(9.7)
Ending balance	62.8	68.6

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

The breakdown by maturity of amounts overdue and not included in estimated losses on doubtful accounts are as follows:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	12.31.10	12.31.09
60 to 90 days	9.3	0.6
90 to 120 days	1.4	0.6
120 to 180 days	2.8	3.8
180 to 360 days	0.3	0.3
More than 360 days	2.8	2.3
Total	16.6	7.6

The invoices excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

The breakdown of accounts receivable by maturity is as follows:

	12.31.10	12.31.09	01.01.09
Amounts falling due	2,377.7	2,008.7	975.2
Overdue:
From 01 to 60 days	182.0	137.9	288.1
From 61 to 120 days	17.8	11.9	116.9
From 121 to 180 days	6.9	7.9	19.1
From 181 to 360 days	6.9	16.8	5.4
Above 360 days	44.4	46.4	28.2
(-) Adjustment to present value	(0.9)	(7.4)	(12.1)
(-) Estimated losses with doubtful accounts	(62.8)	(68.7)	(31.2)
	2,572.0	2,153.5	1,389.6

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

11.  INVENTORIES

	12.31.10	12.31.09	01.01.09
Finished goods	1,159.1	1,376.0	935.6
Goods for resale	20.5	16.0	2.3
Work in process	123.3	120.4	41.1
Raw materials	466.3	496.8	116.5
Packaging materials	85.5	90.4	51.8
Secondary materials	58.8	56.1	76.8
Warehouse	118.5	121.4	85.5
Goods in transit	60.9	11.4	-
Imports in transit	22.2	19.4	15.8
Advances to suppliers	50.9	37.7	7.8
(-) Provision for adjustment to market value	(14.6)	(69.0)	(35.3)
(-) Provision for inventory losses deteriorated	(10.6)	(17.7)	(10.3)
(-) Provision for obsolescence	(5.0)	(3.4)	(2.2)
	2,135.8	2,255.5	1,285.4

The amount of inventories recognized in cost of sales on December 31, 2010 totaled R$16,951.1 (R$12,728.8 as of December 31, 2009), whereas this amount involves the additions and reversals of inventory reductions to net realizable value presented in the table below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	01.01.09	Business combination	Additions	Reversals	Write-offs	Exchange rate variation	12.31.09	Additions	Reversals	Write-offs	Exchange rate variation	12.31.10
Provision for inventory losses (a)	(35.3)	(10.3)	(28.1)	0.3	-	4.4	(69.0)	(34.7)	84.5	3.5	1.1	(14.6)
Provision for inventory losses deteriorated	(10.3)	(3.2)	(22.3)	5.9	12.2	-	(17.7)	(23.3)	30.2	0.2	-	(10.6)
Provision for obsolescence	(2.2)	(3.0)	(2.9)	0.5	4.2	-	(3.4)	(3.6)	1.8	0.2	-	(5.0)
	(47.8)	(16.5)	(53.3)	6.7	16.4	4.4	(90.1)	(61.6)	116.5	3.9	1.1	(30.2)

(a) Reversals occurred on account of the recovery of the sale price of inventories.

Additionally, on December 31, 2010, there were write-offs of inventories in the amount of R$45.2 (R$31.6 as of December 31, 2009), recorded under selling expenses referring to items that were deteriorated.

The Company’s management expects inventories to be recovered in a period of less than 12 months.

On December 31, 2010, the amount corresponding to R$30.5 of the balance of inventories, was pledged as collateral for rural credit operations.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

12.  BIOLOGICAL ASSETS

The group of biological assets of the Company is composed of living animals separated by the categories: poultry, swine and bovine. These animals were separated into consumable and for production.

The animals classified in the subgroup of consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products; while they do not reach the weight adequate for slaughtering, they are considered to be immature. The processes of slaughtering and production occur in sequence over a short time period, and so only the living animals transferred for slaughtering in refrigerators are classified as mature.

The animals classified in the subgroup of production (matrixes) are those that have the function of producing other biological assets; while they do not reach the age of reproduction they are classified as immature, and when they are able to initiate the reproductive cycle, they are classified as mature.

In the measurement of the biological assets at fair value, the Company adopted the model of discounted cash flow. At first, the rate of discount used was the weighted average cost of capital (“WACC”), which was then adjusted to reflect the specific risk of the asset in question, by means of a mathematical model of average return on assets (“WARA”), as follows:

	12.31.10	12.31.09	01.01.09
Cost of nominal owners' equity	11.10	11.54	12.37
Projected inflation rate USA	1.85	1.99	2.27
Cost of actual owners' equity	9.08	9.37	9.88
Actual WACC	6.93	6.94	6.83
WARA discount rate:
Animals for slaughter	6.00	5.75	6.10
Animals for production	6.90	7.30	6.70

In the opinion of the Company’s management, the fair value of the biological assets is substantially represented by the cost of formation especially due to the short life cycle of the animals and due to the fact that a significant portion of the profitability of our products derives from the manufacturing process, not from the obtainment of unprocessed meat (raw materials / slaughter). This opinion is supported by a report of appraisal of fair value prepared by an independent specialist, which assessed an immaterial difference between the two methodologies. Therefore, the Company maintained the registration of the biological assets at formation cost.

The quantities and the accounting balances per category of biological asset are presented below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	12.31.10		12.31.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	187,101	394.7	166,872	352.6	88,827	202.6
Mature poultry	483	1.6	1,012	4.1	-	-
Immature pork	4,155	479.2	3,960	493.6	1,413	223.0
Mature pork	-	-	5	1.2	-	-
Mature bovine	24	25.2	14	14.0	2	1.8
Total current assets	191,763	900.7	171,863	865.5	90,242	427.4
Immature poultry	7,372	88.2	7,275	99.1	3,707	49.6
Mature poultry	11,559	140.5	11,260	130.9	5,094	61.1
Immature pork	169	22.6	173	26.3	-	-
Mature pork	386	126.4	381	134.9	144	48.1
Total non-current assets	19,486	377.7	19,089	391.2	8,945	158.8
	211,249	1,278.4	190,952	1,256.7	99,187	586.2

The movements of biological assets during the years are presented below:

	Current				Non-current
	Poultry	Pork	Beef	Total	Poultry	Pork	Total

Balance as of 01.01.09	202.6	223.0	1.8	427.4	110.7	48.1	158.8
Business Combination	205.3	298.1	-	503.4	111.3	109.0	220.3
Increase by acquisition	46.8	358.4	28.3	433.5	22.1	34.3	56.4
Increase by reproduction	621.7	300.4	-	922.1	236.4	20.4	256.8
Consumption of ration, medication and remuneration of partnership, net of accumulated depreciation	2,732.4	834.2	-	3,566.6	(71.8)	(15.2)	(87.0)
Transfer between current and noncurrent assets	178.8	35.4	-	214.2	(178.7)	(35.4)	(214.1)
Reduction due to slaughtering	(3,630.9)	(1,554.7)	(16.1)	(5,201.7)	-	-	-
Balance as of 12.31.09	356.7	494.8	14.0	865.5	230.0	161.2	391.2
Increase by acquisition	89.3	339.6	65.7	494.6	26.1	43.7	69.8
Increase by reproduction	1,282.8	684.0	(1.2)	1,965.6	270.9	35.4	306.3
Consumption of ration, medication and remuneration of partnership, net of accumulated depreciation	3,060.2	947.3	-	4,007.5	(142.6)	(45.9)	(188.5)
Transfer between current and noncurrent assets	155.7	45.4	-	201.1	(155.7)	(45.4)	(201.1)
Reduction due to slaughtering	(4,548.4)	(2,031.9)	(53.3)	(6,633.6)	-	-	-
Balance as of 12.31.10	396.3	479.2	25.2	900.7	228.7	149.0	377.7

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets of (non-current) production occur when there is the expectation that the production plan cannot be met with its own assets and, as a rule, this is the acquisition of immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The increase by reproduction of the biological assets classified in the current assets is related to eggs from assets of production.

13.  ASSETS HELD FOR SALE

The Board of Directors of the Company, on February 19, 2010, approved a plan of disposal of assets that were not being used in the operations.

Additionally, it approved the plan of sale of a real estate located in the city of São Paulo with its corresponding buildings. The accounting balance of that group of assets corresponds to R$45.4. The Company’s management believes that the sale will occur in the next fiscal year.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The balances of assets held for sale are presented below:

	01.01.09	Transfers of property, plant and equipment	Business combination	Write-offs	Exchange rate variation	12.31.09	Transfers of property, plant and equipment	Transfers to property, plant and equipment	Write-offs	Exchange rate variation	12.31.10
Land	0.8	0.8	0.3	(1.2)	-	0.7	42.9	-	(0.2)	-	43.4
Buildings and improvements	-	0.4	44.5	(0.4)	-	44.5	15.1	(43.9)	(1.1)	-	14.6
Machine and equipment	4.9	0.4	1.1	(3.8)	-	2.6	0.1	-	(1.2)	-	1.5
Facilities	-	-	-	-	-	-	2.2	-	-	-	2.2
Others	0.1	0.1	-	(0.1)	-	0.1	0.4	-	-	-	0.5
	5.8	1.7	45.9	(5.5)	-	47.9	60.7	(43.9)	(2.5)	-	62.2

The items transferred to the fixed assets refer to the houses built in the city of Lucas do Rio Verde, in the State of Mato Grosso. The initial plan of the Company’s management was to dispose of those units to employees of the Company. Subsequently, because of the turnover of personnel and to guarantee the availability of housing in the region, the Company’s management decided to cancel the plan of sale.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

14.  RECOVERABLE TAXES

	12.31.10	12.31.09	01.01.09
ICMS	647.0	600.7	225.2
Income and social contribution taxes	257.1	208.7	148.5
PIS/COFINS	577.9	623.0	359.0
Import duty	9.1	11.9	25.0
IPI	58.7	47.2	5.6
Other	6.6	7.7	1.9
(-) Provision for losses	(93.1)	(100.5)	(41.4)
	1,463.3	1,398.7	723.8

Total current	695.9	745.6	576.3
Total non-current	767.4	653.1	147.5

The movements of provisions are presented below:

	01.01.09	Business combination	Additions	Reversals	12.31.09	Additions	Reversals	Write-offs	12.31.10
Provision for ICMS loss	(22.0)	(39.4)	(10.9)	2.3	(70.0)	(8.4)	0.1	-	(78.3)
Provision for IR/CS loss	(17.1)	(1.5)	-	-	(18.6)	-	13.4	5.2	-
Provision for PIS/COFINS loss	-	(2.6)	(4.8)	-	(7.4)	-	4.7	-	(2.7)
Provision for IPI loss	(2.3)	(2.4)	(2.1)	2.3	(4.5)	(7.6)	-	-	(12.1)
	(41.4)	(45.9)	(17.8)	4.6	(100.5)	(16.0)	18.2	5.2	(93.1)

14.1.  ICMS – Value-added tax:

Due to its export activity, domestic sales and investments in fixed assets are subject to reduced tax rates and, the Company accumulates credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS credit in the states of Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul, for which Management understands that realization is uncertain and, therefore, formed full provision for loss of these credits as shown in the table above.

14.2.  Income tax and social contribution:

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the reception of interest on shareholders’ equity by the parent company, realizable through offsetting with federal taxes and contributions payable.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

14.3.  PIS and COFINS:

PIS (“Contribution to the Social Integration Program”) and COFINS (“Contribution for Funding of Social Welfare Programs”) basically originate from credits on purchases of raw materials used in the production of exported products or of products whose sale is taxed at the zero rate, such as those of UHT and pasteurized milk and sales to the Manaus Free Zone. The recovery of these receivables can be achieved by means of offsetting with domestic sale operations of taxed products, with other federal taxes or compensation claims.

For the accumulated PIS and COFINS credits, the Company adopts the procedure of legal action aimed at accelerating the analysis process of applications for repayment of these contributions already filed, which are under supervision for the release of new amounts.

The Company’s management has been conducting studies for the development of plans that allow the use of the other credits in the operations and there is no expectation of losses in their recovery.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

15.   INCOME TAX AND SOCIAL CONTRIBUTION

15.1 Deferred income tax and social contribution composition:

	12.31.10	12.31.09	01.01.09
Assets:
Tax losses carryforwards (corporate income tax)	564.7	568.7	207.0
Negative calculation basis (social contribution on Net Profits)	216.7	211.2	74.0
Temporary differences:
Provision for contingencies	151.6	90.5	64.2
Provision for doubtful accounts	8.7	9.1	6.9
Provision for attorney's fees	4.8	9.8	3.4
Provision for property, plant and equipment losses	3.6	7.0	-
Provision for tax credits realization	31.7	54.0	8.3
Provision for others obligations	57.2	17.6	1.5
Employees' profit sharing	35.8	17.4	4.9
Provision for inventories	5.7	15.4	10.0
Employees' benefits plan	93.3	72.2	28.6
Amortization of fair value of business combination	10.9	14.5	10.6
Business combination - Sadia	1,129.9	1,149.0	-
Provision for contractual indemnity	3.4	3.6	17.3
Unrealized losses on derivatives	2.9	-	17.3
Unrealized losses on inventories	1.5	4.8	13.9
Adjustments relating to the transition tax regime	139.6	167.7	79.3
Provision for losses	11.6	5.2	-
Other temporary differences	14.0	8.7	3.6
	2,487.6	2,426.4	550.8

Liabilities:
Temporary differences:
Revaluation reserve	0.6	3.2	-
Depreciation on rural activities	76.6	94.2	64.2
Adjustments relating to the transition tax regime	401.0	185.9	4.4
Business combination - Sadia	1,124.5	1,164.5	-
Unrealized gains on derivatives	28.0	7.6	3.4
Other temporary differences	5.0	1.0	1.3
	1,635.7	1,456.4	73.3

15.2 Estimated time of realization:

Deferred tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current. The Company’s management considers that deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

The deferred tax assets originating from tax losses carryforward and negative basis of social contribution are expected to be realized as set forth below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Year
2011	79.4
2012	84.6
2013	91.0
2014	97.0
2015	100.7
2016 and thereafter	328.8
781.5

In assessing the likelihood of the realization of deferred tax assets, the Company’s management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

The Company’s management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

15.3 Income and social contribution taxes reconciliation:

	12.31.10	12.31.09
Income (loss) before taxes and participations	1,001.4	339.8
Nominal tax rate	34.0%	34.0%

Tax (expense) benefit at nominal rate	(340.5)	(115.5)
Adjustment of taxes and contributions on:
Equity pick up	1.5	(0.9)
Exchange rate fluctuation on investments abroad	(32.7)	(97.4)
Difference of tax rates on foreign earnings from	99.0	124.3
Subsidiaries abroad	(3.5)	(1.0)
Transfer pricing adjustment	(0.8)	(17.6)
Interest on shareholders' equity	89.3	34.0
Staturory profit sharing	(4.6)	6.4
Profit sharing	-	(11.6)
Donations	(3.1)	(0.9)
Penalties	(7.0)	(4.0)
Write-off deffered income tax and social contribution	(3.8)	(132.0)
Other adjustments	9.7	(5.0)
	(196.5)	(221.2)

Current income tax	(130.6)	(80.2)
Deferred income tax	(65.9)	(141.0)

Gains (losses) on cash flow hedge excluded from shareholders’ equity and included in income, net of taxes of R$76.33 in 2010 and R$48.6 in 2009.

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	12.31.10	12.31.09
Pre-tax book income from foreign subsidiaries	134.7	135.3
Current income taxes benefit (expense) of subsidiaries abroad	(13.9)	(4.3)
Deferred income taxes benefit (expense) of subsidiaries abroad	0.8	7.6

The Company determined that the total profit recorded in the books of its wholly-owned subsidiary Crossban will not be redistributed. Such resources will be used for investments in the subsidiary, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$928.9 as of December 31, 2010 (R$898.1 as of December 31, 2009).

As a result of the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, the Company recorded a loss of R$132.0 related to deferred tax assets (associated to tax losses carryforward and negative base of social contribution).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The Brazilian income tax returns are subject to a 5-year statute of limitation period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in these cases where inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

16.  JUDICIAL DEPOSITS

These represent restricted assets of the Company and are restricted to sums deposited and held in escrow pending deliberation of the disputes to which they are related.

The movements of the judicial deposits held by the Company are represented below:

	01.01.09	Bus comb	Additions	Reversals	Writ-offs	FX variation	12.31.09	Additions	Reversals	Writ-offs	FX variation	12.31.10
Tax	12.5	51.4	4.0	(1.9)	(13.0)	-	53.0	31.6	-	(5.3)	-	79.3
Labor	36.2	20.1	32.0	(8.0)	(12.0)	-	68.3	60.1	(14.8)	(11.9)	-	101.7
Civil, commercial and other	7.4	2.5	5.3	-	(0.2)	(0.4)	14.6	47.0	(0.2)	(9.3)	1.0	53.1
	56.1	74.0	41.3	(9.9)	(25.2)	(0.4)	135.9	138.7	(15.0)	(26.5)	1.0	234.1

The increase of the balance of 2009 results from the business combination with Sadia.

17.  INVESTMENTS

17.1.  Investment breakdown

	12.31.10	12.31.09	01.01.09
Investment in subsidiaries	16.5	16.1	-
Fair value of acquired assets, net	-	-	-
Goodwill based on the expectation of future profitability	-	-	-
Advance for future capital increase	-	-	-
Other investments	1.0	1.1	1.0
	17.5	17.2	1.0

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

17.2.  Investments in affiliates

	UP!			K&S
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09
Current assets	22.7	16.3	21.0	15.0	20.3
Noncurrent assets	-	-	0.2	17.3	13.8
Current liabilities	(11.3)	(8.3)	(10.3)	(9.7)	(9.3)
Noncurrent liabilities	-	-	-	(0.6)	-
Net assets	11.4	8.0	10.9	22.0	24.8

Net revenues	91.2	79.0	71.7	69.4	51.3
Net income (loss)	11.4	8.0	10.8	(2.8)	(1.6)

On June 30, 2009, the Company and Unilever Brasil, members of UP! Alimentos Ltda, entered into an amendment to the shareholders’ agreement valid as from July 1, 2009. The members decided to change certain rules of governance of the corporation, thereby conferring on Unilever Brasil certain additional rights and obligations. Therefore, in spite of the maintenance of a share of 50% in UP!, the Company failed to share the control in the investee and, in consequence, started to measure the investment using the equity method, thereby abandoning the practice of proportional consolidation. The consolidated balances presented in the fiscal year ended on January 1, 2009 include the balances of the investee.

K&S Alimentos S.A. results from a joint venture between the subsidiary Sadia and Kraft Foods Brasil and, therefore, became an indirect subsidiary of the Company as from July 8, 2009. For this reason, no comparative balance was presented on January 1, 2009.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

18.  PROPERTY, PLANT AND EQUIPMENT

The movement of fixed assets is presented below:

	Rate p.a.%	12.31.09	Acquisitions	Write-offs	Transfers	Transfer to held for sale	Transfer from held for sale to fixed assets	Exchange rate variation	12.31.10
Cost
Land		674.6	14.6	(12.6)	(0.3)	(58.7)	-	(0.1)	617.5
Buildings and improvements		4,382.0	7.7	(68.3)	313.8	(8.1)	43.9	(1.6)	4,669.4
Machinery and equipment		5,068.6	22.6	(164.6)	319.4	(9.3)	-	(4.3)	5,232.4
Facilities		1,234.4	1.7	(30.3)	101.4	2.8	-	(0.1)	1,309.9
Furniture		78.4	1.3	(5.0)	7.6	(0.3)	-	(0.7)	81.3
Vehicles and aircrafts		33.0	0.5	(7.1)	3.0	-	-	(0.8)	28.6
Others		146.9	15.1	(3.6)	16.4	(0.2)	-	-	174.6
Construction in progress		424.8	593.7	(11.6)	(757.2)	-	-	(0.6)	249.1
Advances to suppliers		24.6	40.7	(5.0)	(12.9)	-	-	-	47.4
		12,067.3	697.9	(308.1)	(8.8)	(73.8)	43.9	(8.2)	12,410.2

Depreciation
Buildings and improvements	3.00	(953.7)	(124.7)	43.0	(7.0)	4.1	-	1.8	(1,036.5)
Machinery and equipment	5.17	(1,849.2)	(204.3)	136.0	5.0	5.9	-	3.8	(1,902.8)
Facilities	3.41	(315.4)	(34.7)	19.0	1.7	2.3	-	-	(327.1)
Furniture	5.74	(38.7)	(2.6)	3.9	(0.5)	(0.9)	-	0.6	(38.2)
Vehicles and aircrafts	14.41	(17.3)	(6.8)	5.5	1.6	1.7	-	0.4	(14.9)
Others		(18.8)	(7.2)	2.1	-	-	-	-	(23.9)
		(3,193.1)	(380.3)	209.5	0.8	13.1	-	6.6	(3,343.4)
Net balance		8,874.2	317.6	(98.6)	(8.0)	(60.7)	43.9	(1.6)	9,066.8

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	Rate p.a.%	01.01.09	Acquisitions	Write-offs	Business combination	Transfers	Transfer to held for sale	Exchange rate variation	12.31.09
Cost
Land		166.9	-	(7.0)	514.4	1.2	(0.7)	(0.2)	674.6
Buildings and improvements		1,404.5	8.9	(55.1)	2,780.2	252.2	(0.9)	(7.8)	4,382.0
Machinery and equipment		2,091.2	40.0	(116.7)	2,632.2	440.3	(1.0)	(17.4)	5,068.6
Facilities		242.2	2.8	(193.1)	1,077.0	115.0	-	(9.5)	1,234.4
Furniture		47.3	1.4	(5.6)	28.2	9.6	(0.1)	(2.4)	78.4
Vehicles and aircrafts		22.1	0.9	(3.5)	13.4	1.0	(0.1)	(0.8)	33.0
Others		62.4	5.0	(3.8)	56.3	27.2	-	(0.2)	146.9
Construction in progress		250.5	472.3	(0.2)	475.7	(769.7)	-	(3.8)	424.8
Advances to suppliers		30.5	113.2	(17.7)	37.4	(138.0)	-	(0.8)	24.6
		4,317.6	644.5	(402.7)	7,614.8	(61.2)	(2.8)	(42.9)	12,067.3

Depreciation
Buildings and improvements	2.95	(428.9)	(49.4)	19.2	(487.6)	(12.6)	0.5	5.1	(953.7)
Machinery and equipment	5.20	(994.1)	(56.8)	55.8	(865.0)	(2.1)	0.5	12.5	(1,849.2)
Facilities	3.39	(96.7)	3.5	14.9	(254.0)	19.2	-	(2.3)	(315.4)
Furniture	5.43	(24.8)	(3.7)	3.8	(15.0)	(0.6)	-	1.6	(38.7)
Vehicles and aircrafts	14.57	(12.2)	(1.6)	1.8	(6.5)	0.9	-	0.3	(17.3)
Others		(13.1)	(4.9)	1.6	(4.9)	2.5	-	-	(18.8)
		(1,569.8)	(112.9)	97.1	(1,633.0)	7.3	1.0	17.2	(3,193.1)
Net balance		2,747.8	531.6	(305.6)	5,981.8	(53.9)	(1.8)	(25.7)	8,874.2

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The increases related to construction in progress are represented substantially by expansion projects of industrial units, mainly in Lucas do Rio Verde, Uberlândia, Toledo, Vitória do Santo Antão and Carambeí plants in the amount of  R$301.0 and R$311.3 in 2010 and 2009, respectively.  The remaining investments are concentrated in productive improvements.

During the year ended December 31, 2010, the Company capitalized interests in the amount of R$18.4 (R$56.6 in December 31, 2009). The interest rate utilized to determine the amount to be capitalized was 7.74%.

The decreases in property, plant and equipment are related to disposals of properties, mainly farms, decreases by obsolescence and adjustments related to the acquired company.

On December 31, 2010 and 2009, the Company had no commitments assumed related to acquisition and/or construction of properties.

The fixed assets that are held as collateral of transactions of different natures are presented below:

		12.31.10	12.31.09	01.01.09
	Type of collateral	Book value of assets pledged as collateral	Book value of assets pledged as collateral	Book value of assets pledged as collateral
Land	Financial/Labor/Tax/Civil	187.2	171.3	26.4
Buildings and improvements	Financial/Labor/Tax/Civil	1,926.3	1,708.2	79.0
Machine and equipment	Financial/Labor/Tax	2,028.7	1,806.9	29.2
Facilities	Financial/Labor/Tax	701.0	599.2	8.0
Furniture	Financial/Labor/Tax/Civil	17.5	14.2	1.3
Vehicles and aircrafts	Financial/Tax	1.3	1.4	0.7
Others	Financial/Labor/Tax/Civil	148.6	112.8	27.1
		5,010.6	4,414.0	171.7

The Company is not permitted to assign these assets as security for other transactions or to sell them.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

19.  INTANGIBLE ASSETS

Intangible assets are comprised of the following items:

	Rate p.a.%	Cost	Accumulated amortization	12.31.10	12.31.09	01.01.09
Software	20.00	223.2	(122.8)	100.4	76.9	11.7
Relationship with suppliers	42.00	135.0	(84.2)	50.8	106.9	-
Patents	10.00	5.6	(0.3)	5.3	1.9	-
Brands	-	1,256.0	-	1,256.0	1,256.0	-
Outgrowers fidelization	-	1.8	-	1.8	-	-
Goodwill	-	2,833.0	-	2,833.0	2,834.8	1,545.9
Total		4,454.6	(207.3)	4,247.3	4,276.5	1,557.6

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The movement of intangible assets is presented below:

	01.01.09	Additions	Business combination	Amortization	Transfers	Write- offs	Exchange rate variation	12.31.09	Additions	Amortization	Transfers	Write- offs	Exchange rate variation	12.31.10
Software	11.7	6.4	57.9	(0.3)	1.3	(0.1)	-	76.9	62.5	(40.8)	2.0	(0.2)	-	100.4
Relationship with suppliers	-	-	135.0	(28.1)	-	-	-	106.9	-	(56.1)	-	-	-	50.8
Patents	-	-	2.0	(0.1)	-	-	-	1.9	0.4	(0.2)	3.2	-	-	5.3
Trademarks	-	-	1,256.0	-	-	-	-	1,256.0	-	-	-	-	-	1,256.0
Outgrowers fidelization	-	-	-	-	-	-	-	-	1.8	-	-	-	-	1.8
Goodwill:	1,545.9	-	1,293.7	-	-	-	(4.8)	2,834.8	-	-	-	-	(1.8)	2,833.0
Sadia	-	-	1,293.7	-	-	-	-	1,293.7	-	-	-	-	-	1,293.7
Eleva Alimentos	1,273.3	-	-	-	-	-	-	1,273.3	-	-	-	-	-	1,273.3
Batávia	133.2	-	-	-	-	-	-	133.2	-	-	-	-	-	133.2
Ava	49.4	-	-	-	-	-	-	49.4	-	-	-	-	-	49.4
Cotochés	39.6	-	-	-	-	-	-	39.6	-	-	-	-	-	39.6
Paraíso Agroindustrial	16.8	-	-	-	-	-	-	16.8	-	-	-	-	-	16.8
Plusfood	21.2	-	-	-	-	-	(4.8)	16.4	-	-	-	-	(1.8)	14.6
Perdigão Mato Grosso	7.6	-	-	-	-	-	-	7.6	-	-	-	-	-	7.6
Sino dos Alpes	4.1	-	-	-	-	-	-	4.1	-	-	-	-	-	4.1
Incubatório Paraíso	0.7	-	-	-	-	-	-	0.7	-	-	-	-	-	0.7
Total	1,557.6	6.4	2,744.6	(28.5)	1.3	(0.1)	(4.8)	4,276.5	64.7	(97.1)	5.2	(0.2)	(1.8)	4,247.3

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Amortizations of loyalty of integrated businesses and relationship with suppliers are recognized in net income in the cost of sales, while software amortization is recorded according to its use, where the alternatives are cost of sales, administrative or business expenses.

Trademarks in intangible assets derive from the business combination with Sadia and are considered assets with indefinite useful life as they are expected to contribute toward the Company’s cash flows indefinitely.

The goodwill presented above is supported by appraisal report, after allocation in the assets in use identified.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated by cash-generating unit, are presented in  note 6.

The Company conducted the test of reduction to the recoverable value of assets based on fair value in use that was determined by a discounted cash flow model, in accordance with level of allocation of goodwill and intangibles to the group of cash generating units.

Discounted cash flows were prepared with a basis on the multi-annual budget (2011-2015) of the Company and growth projections up to 2020 (9% p.a. up to 16% p.a.), which in turn, is based on historical experiences and market projections of government agencies and associations, such as the United States Department of Agriculture (“USDA”), the Brazilian Association of the Pork Production and Exportation Industry (“ABIPECS”), the Brazilian Pullet Producer Association (“APINCO”) and others. In the opinion of Management, the use of periods that exceed those quoted (5 years) in the preparation of discounted cash flows is adequate, as it reflects the estimated time of use of the groups of assets.

The Company’s management adopted the assumptions presented in the table below in the preparation of the discounted cash flows:

	2011	2012	2013	2014	2015	2016 - 2020
GDP Brazil - CENTRAL BANK	4.20%	4.80%	4.80%	4.30%	4.20%	4.00%
Global GDP - IMF	3.40%	3.60%	3.70%	3.70%	3.70%	3.50%
IPCA	4.70%	4.60%	4.60%	4.60%	4.60%	4.60%
CPI - FMI	1.00%	1.40%	1.60%	1.70%	1.80%	2.50%
SELIC	11.79%	10.20%	8.80%	8.50%	8.50%	8.50%
Cost of own capital	15.00%	-	-	-	-	-
Nominal WACC	12.80%	-	-	-	-	-
Real WACC	7.80%	-	-	-	-	-

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Based on the Company’s management analyses performed during the fourth quarter of 2010, no adjustments for reduction of the balances of the assets to recoverable value were identified.

The rates presented above do not consider any tax effect (pre-tax).

In addition to the above mentioned recovery analysis, the Company’s management drew up a sensitivity analysis considering the variations in the EBITDA margin and in the nominal Weighted Average Cost of Capital (“WACC”) as presented below:

	Changes

EBITDA margin	-3.00%	-1.50%	-	-

WACC	-	-	11.30%	14.30%

In none of the scenarios considered did the company determine the need for formation of provision for recoverable value of the intangible assets with indefinite useful life.

20.  TRADE ACCOUNTS PAYABLE

	12.31.10	12.31.09	01.01.09
Domestic suppliers
Third parties	1,952.1	1,714.6	932.1
Related parties	1.3	1.7	0.2

Foreign suppliers
Third parties	105.8	189.1	151.1
	2,059.2	1,905.4	1,083.4

Accounts payable to suppliers are not subject to the incidence of interest and are generally settled within 36 days.

The information on accounts payable involving related parties is presented in  note 29.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

21.  CURRENT AND NON-CURRENT LOANS AND FINANCING

	Charges (% p.a.)	Average interest rate (p.a.)	Weighted average maturity (*)	Short term	Long term	Balance 12.31.10	Balance 12.31.09	Balance 01.01.09
Local currency (R$)

Working capital	6.75% (TR / 7.71% on 12.31.09)	6.81%	0.8	869.6	11.5	881.1	973.1	220.2

BNDES, FINEM, credit facilities of development banks and other secured debts	TJLP / 2.86% (TJLP / 2.79% on 12.31.09)	8.45%	5.8	577.8	1,356.4	1,934.2	2,101.4	538.3

Export credit facility	TJLP / CDI 4.42% (TJLP / CDI 3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.7	89.0	298.8	387.8	1,137.4	-

Tax incentives	IGPM / 1.40% (IGPM / 1% on 12.31.09)	3.00% (0.97% on 12.31.09)	5.6	-	12.9	12.9	4.4	463.3

FIDIC	-	-	-	-	-	-	353.4	-

Total local currency				1,536.4	1,679.6	3,216.0	4,569.7	1,221.8

Foreign currency

Advances on exchange contracts	5.29% e.v. (USD on 12.31.09)	5.29% + e.v.(USD on 12.31.09)	-	-	-	-	53.5	443.7

Bonds	7.13%	7.13%	8	41.6	1,647.3	1,688.9	419.1	-

Working capital	EURIBOR + 1.20%	0.41% + e.v. (US$)	-	-	-	-	-	49.6

Export credit facility	LIBOR / / CDI 2.24% (LIBOR / / CDI 2.35% on 12.31.09) e.v. (US$ and other currencies)	2.30% (2.77% on 12.31.09) + e.v. (US$ and other currencies)	2	593.0	1,515.3	2,108.3	3,719.4	3,494.0

BNDES, FINEM, credit facilities of development banks and other secured debts	-	-	-	56.7	133.0	189.7	292.4	85.3

Total foreign currency				691.3	3,295.6	3,986.9	4,484.4	4,072.6
Total indebtedness				2,227.7	4,975.2	7,202.9	9,054.1	5,294.4

(*)Weighted average maturity date in years.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

21.1.  Working capital

Rural credit: The Company and its subsidiaries have rural credit facilities with several commercial banks that, according to a Federal Government program, offer loans as an incentive to rural activities. The funds originating from this financing facility are used as working capital.

PROCER – Credit facilities of BNDES: Through PROCER, BNDES grants operating credit facilities to help Brazilian agribusiness companies and agricultural companies.

Industrial credit notes: We issue Industrial Credit Notes, receiving credits from official funds (“Fundo de Amparo ao Trabalhador”) and from the Fundo Constitucional de Financiamento do Centro-Oeste. The notes have maturity periods of up to five years, maturing between 2011 and 2014. These notes are guaranteed by a pledge of machinery and equipment and real estate mortgages.

21.2.  BNDES, FINEM, loan facilities of development banks and another secured debts

The Company and its subsidiaries have various outstanding obligations with the BNDES. The loans were executed for the acquisition of machinery, equipment and expansion of productive facilities. The principal and the interest of the FINEM loans are paid in monthly installments, maturing between 2011 and 2015, and are guaranteed by a pledge of equipment and facilities and mortgage on the property owned by the Company. The amounts of these loans are indexed by the UMBNDES basket of currencies, which is composed of the currencies in which BNDES obtains its resources. The impact of interest reflects the daily fluctuation of the currencies that form the basket.

PESA:  Sadia has a loan facility obtained through the Special Program for Asset Recovery subject to the variations of the IGPM plus interest of 9.89% p.a., guaranteed by endorsements and liens of government debt securities.

21.3.  Fiscal incentives

State Programs for Financing with Fiscal Incentive:  Under the terms of these programs, we were granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities in these states. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a margin.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

21.4.  Export credit facilities

Pre-payment of exports: Generally denominated in US dollars, maturing between 2011 and 2013. The export prepayment credit facilities are pegged to the LIBOR of three and six months plus spread. Under the terms of each one of these credit facilities, the Company receives loans guaranteed by accounts receivable relating to exports of our products to specific customers. The credit facilities are generally guaranteed by the Company. The main obligations of these contracts include limitations of guarantees, takeovers, and in a number of cases, financial obligations.

Business loan facilities:  Indebtedness under the terms of these credit facilities is denominated in US dollars and maturities range from one to four years. Business loan facilities yield interest at the LIBOR rate plus a margin with quarterly, semi-annual and annual payments. Under the terms of each one of these credit facilities, the Company receives loans used in raw material imports and in other working capital requirements. The credit facilities are generally guaranteed by BRF - Brasil Foods S.A. The main obligations under the terms of these contracts include limitations on takeovers and sales of assets.

Credit facilities of BNDES - Exim:  The Company has some credit facilities provided by BNDES for export financing with several commercial banks acting as intermediaries. These resources are pegged to the TJLP with maturity in 2012. Settlement occurs in the local currency without the risk associated with foreign exchange rate variation.

Advances on exchange contracts:  Advances on exchange contracts (“ACCs”) are obligations with commercial banks, where the principal is settled through exports of products, as shipped. Interest is paid in the settlement of the foreign exchange and the contracts are guaranteed by the actual exported goods. When the export documents are delivered to the financing banks, these obligations start to be called advances against draft presentations (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity in up to 360 days from the date of scheduled shipment of the exports, or short-term financing under the terms of the ACEs with maturity in up to 180 days from the date of the effective shipment of the exports, in each case at banks in Brazil, although they refer to loans denominated in US dollars. On December 31, 2010, the Company did not have any open ACC or ACE contract.

21.5.  Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750.0. The notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a., maturing on January 28, 2010.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Sadia Bonds:  In the total value of US$250.0. The bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

21.6.  Debentures

BRF issued 81,950 simple debentures, fully subscribed between June 30, 1998 and November, 21, 2010, to BNDES, with a unit nominal value of one real (R$ 1) and redemption period between June 15, 2001 and June 15, 2010, having been redeemed up to June 15, 2010 in full.

21.7.  Long term debt maturity

The schedule of maturities of long term debts is presented below:

2012	2,030.1
2013	661.7
2014	195.4
2015	100.4
2016 to 2045	1,987.6
4,975.2

Until September 30, 2010, the subsidiary Sadia operated with assignment of receivables in the domestic market issued by Sadia itself to Fundo de Investimentos em Direitos Creditórios (“FIDC”), these credit receivables investment fund was administrated by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

In the year ended December 31, 2010, Sadia received resources of R$3,138.1 for the sale of the above mentioned receivables (R$2,475.0 from July 8, 2009 to December 31, 2009), and incurred financial expenses of R$18.7 (R$17.1 from July 8, 2009 to December 31, 2009).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

21.8.  Guarantees

	12.31.10	12.31.09
Balance of financing	7,202.9	9,054.0
Mortgage guarantees:	1,668.1	2,042.8
Linked to FINEM-BNDES	1,438.8	1,852.2
Linked to FNE-BNB	165.5	165.5
Linked to tax incentives and other	63.8	25.1
Guarantees by means of fiduciary assignment of assets acquired under financing:	11.2	20.2
Linked to FINEM-BNDES	10.8	19.2
Linked to FINAME-BNDES	0.4	0.9
Linked to tax incentives and other	-	0.1

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these guarantees as of December 31, 2010 totaled R$ 83.9 (R$82.9 as of December 31, 2009).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of December 31, 2010 amounted R$562.4 (R$546.8 as of December 31, 2009).

The Company contracted guarantees in the amount of R$456.7 offered mainly in litigation which were discussed the use of tax credits. These guarantees have a average cost of 1.19% p.a.

21.9.  Commitments

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On December 31, 2010, these firm purchase commitments totaled R$1,819.1 in the consolidated statement (R$1,809.3 as of December 31, 2009), considering the market value of the commodities on the date of these financial statements.

21.10.  Covenants

The Company has foreign currency export prepayment financing agreement with habitual default clauses for these types of operation and that, if not complied with, may cause their due dates to be brought forward. On December 31, 2010, all these conditions were met by the Company.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Restrictive clauses (indicators to be achieved)	Indicator achieved
Net debt / shareholders' equity lower than 1.5	0.267
Net debt / EBITDA lower than 3.5	1.379
Minimum current liquidity of 1.1	1.750
Total liabilities less shareholders' equity / shareholders' equity equal to or less than 2.2	0.855

22.  OTHER FINANCIAL ASSETS AND LIABILITIES

	12.31.10	12.31.09	01.01.09
Derivative financial instruments
Cash flow hedge:
Assets:
Currency forward contracts (NDF)	85.4	22.1	-
Currency option contracts	2.1	-	-
Swap / currency contracts	-	2.7	68.5
	87.5	24.8	68.5

Liabilities:
Currency forward contracts (NDF)	-	(1.1)	-
Swap / currency contracts	(78.3)	(85.9)	(90.8)
	(78.3)	(87.0)	(90.8)

Derivatives not designated as hedge:
Assets:
Currency forward contracts (NDF)	11.1	2.8	10.7
Live cattle option contracts	-	-	-
Future contracts for dollars	-	-	-
	11.1	2.8	10.7

Liabilities:
Currency forward contracts (NDF)	(1.7)	(0.1)	(45.8)
Live cattle option contracts	(0.2)	-	-
Swap contracts	(0.9)	-	-
Future contracts for dollars	(1.1)	-	(10.1)
Future contracts for live cattle	-	-	-
	(3.9)	(0.1)	(55.9)

Current assets	98.6	27.6	79.2
Current liabilities	(82.2)	(87.1)	(146.7)

The collateral given in the transaction presented above are disclosed in  note 9.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

23.  LEASING

The Company is lessee in many contracts, which can be classified as operating or financial lease.

23.1.  Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

2011	162.6
2012	99.2
2013	1.1
2014	0.3
2015 and thereafter	0.1
263.3

The payments of lease agreements recognized as expense amount to R$258.4 as of December 31, 2010 (R$178.7 as of December 31, 2010).

23.2.  Financial

The Company maintained control of the assets leased, reflected in the item of machines and equipment, whose amounts have the following balances:

	12.31.10	12.31.09	01.01.09
Cost	19.5	14.8	17.4
Accumulated depreciation (*)	(11.3)	(5.0)	(8.5)
Residual	8.2	9.8	8.9

(*) The leased assets are depreciated using the rate defined in note 18 for machinery and equipment or according to the duration of the contract, whichever is lower.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

	Present value of minimum payments 12.31.10	Interest 12.31.10	Minimum future payments 12.31.10
2011	5.6	0.4	5.9
2012	3.1	0.2	3.3
2013	0.8	0.1	0.9
2014	0.2	-	0.2
2015 and thereafter	-	-	0.1
	9.7	0.7	10.4

The Company does not have the option to acquire the leased assets after the expiration of the duration of the lease. Some contracts have clauses of renewal practiced in the market and there is no clause of contingent payment.

24.  SHARE-BASED PAYMENTS

On March 30, 2010, the participants of a general meeting of shareholders approved the share option plan for officers of the Company and of its subsidiaries, consisting of two instruments: (i) share option plan, granted annually to the beneficiary and (ii) additional share option plan, optional for the beneficiary, who may adhere with part of their profit-sharing money. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries; (ii) create value for shareholders; and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established in the general guidelines of the plan and in the applicable legislation, which are disclosed in detail in the Company’s “Reference Form”.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the Sao Paulo Stock Exchange, prior to the grant date, restated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the remittance of the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the purchase of the shares is 3 years and will observe the following deadlines from the grant date of the option:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

i.  up to 1/3 of the total options may be exercised after one year;

ii.  up to 2/3 of the total options may be exercised after two years; and

iii.  all the options may be exercised after three years.

After the vesting period and within no more than five days from the grant date, the beneficiary will lose the right to the unexercised options.

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

The breakdown of the options granted in the period is shown below:

		Date	Quantity of granted shares	Fair value of granted option		Strike price	Quotation
Granted	Start	Final			Grant date	Updated by IPCA	Share as of 12.31.10
05.03.10	05.02.11	05.02.15	1,540,011	7.77	23.44	24.19	27.24
07.01.10	06.30.11	06.30.15	36,900	7.93	24.75	25.43	27.24

The weighted average of strike prices of the options is twenty-four Brazilian reais and twenty-one cents (R$24.21), and the weighted average of the remaining contractual term is 53.8 months.

On December 31, 2010, the Company recognized in shareholders’ equity the fair value of the options in the amount of R$4.8 and the same amount as expense in the statement of income.

The fair value of the stock options was measured indirectly using the Black-Scholes pricing model, based on the following assumptions:

12.31.10
Expected maturity of the option:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	6.6%
Volatility	41.0%
Expected dividends over shares	1.1%
Expected inflation rate	5.0%

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

24.1.  Expected period

The lifetime of the option expected by the Company, representing the period in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

24.2.  Risk-free interest rate

The Company uses as a risk-free interest rate the NTN-B (“National Treasury Bond”) available on the date of calculation and with maturity equivalent to the life of the option.

24.3.  Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code “BRFS3.”

24.4.  Expected dividends

The percentage of dividends used was obtained with a basis on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

24.5.  Expected inflation rate

The expected inflation rate is determined based on estimated INPC by Central Bank of Brazil, accumulated between the closing date of financial statements and the exercise date of the vested options.

On March 31, 2010, the shareholders of BRF - Brasil Foods S.A. approved, under the terms of the Association Agreement and of the stock option plan of Sadia, the migration of the options granted and not yet exercised by executives, before the association, to a new plan assumed by the Company, and that will maintain all the characteristics and conditions of the previous plan.

The breakdown of the options granted and outstanding as of December 31, 2010  of this plan is shown below:

	Date			Quantity based on BRF’ shares		Price of shares based on BRF’ shares		Quotation
Cycles	Granted	Start	Final	Granted options	Outstanding options	Grant date	Updated by INPC	Share on 12.31.10
2006	09.26.06	09.26.09	09.26.11	936,306	262,007	21.35	26.95	27.24
2007	09.27.07	09.27.10	09.27.12	1,329,980	658,340	37.70	45.33	27.24

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The pricing modal adopted and the assumptions related to definition of expected term, volatility of the share, expected dividends and inflation are the same adopted by the parent company.

The weighted average of strike prices of the options is R$37.74 (thirty seven Brazilian reais and seventy-four cents) and the weighted average of the remaining contractual period is 15.1 months. On December 31, 2010, all 920,317 outstanding stock options are exercisable.

The subsidiary Sadia recognized the fair value of the options in the amount of R$1.2 (R$3.8 as of December 31, 2009) in the account of other noncurrent liabilities on December 31, 2010.

The offsetting cost was recognized in net income for the period, under the heading of administrative expenses, totaling reversal of expense of R$2.5 in the period ended December 31, 2010 (R$4.3 of reversal of expense in the period from July 8, 2009 to December 31, 2009).

Also during the second half of 2010, the executives of Sadia exercised the right acquired referring to share options previously granted, in the total quantity of 79,800 shares, for the total amount of R$1.7, with average price of R$21.47 (twenty one Brazilian reais and forty-seven cents). Consequently the company recorded a write-off of R$0.1 of treasury shares and recorded an increase of R$1.6 in capital reserve.

25.  SUPPLEMENTARY PLAN OF RETIREMENT AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees.

The assets and actuarial liabilities and the movement of the obligations and rights related are presented below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	12.31.10		12.31.09
	PSPP	FAF	PSPP	FAF
Conciliation of assets and liabilities
Present value of actuarial obligations	(9.1)	(1,164.9)	(7.3)	(939.0)
Fair value of the assets	11.3	1,769.0	9.1	1,570.3
Net value of the (gains) losses	-	-	-	-
Surplus not acknowledged	(2.2)	(604.1)	(1.8)	(631.3)
(Liability)/net asset	-	-	-	-

Transfer of the net actuarial asset (liability)
Net asset (liability) of the plan on December 31, 2009	1.8	631.3	1.2	570.8
Revenue (expense) acknowledged in the income	0.3	82.7	-	37.6
Cost of service	-	(22.9)	-	(10.6)
Benefits paid	-	-	-	-
Contributions of the sponsor	-	-	-	-
Gain (loss) acknowledged via DRA	0.1	(87.1)	0.6	32.5
Net asset (liability) of the plan on December 31, 2010	2.2	604.0	1.8	630.3

Transfer of actuarial obligations
Present value of actuarial obligations on December 31, 2009	(7.3)	(939.0)	(5.7)	(904.3)
Interest on actuarial obligations	(0.8)	(108.3)	(0.7)	(52.8)
Cost of service	-	(22.9)	-	(10.6)
Benefits paid	0.6	54.7	0.6	28.1
Contributions of the sponsor	-	-	-	(2.7)
Actuarial gain (loss)	(1.7)	(149.5)	(1.4)	3.3
Present value of actuarial obligations on December 31, 2010	(9.2)	(1,165.0)	(7.2)	(939.0)

Transfer of the assets of the plan
Fair value of the assets of the plan on December 31, 2009	9.0	1,570.3	6.9	1,475.1
Expected yield of the plan	1.0	191.0	0.7	90.4
Cost of service	-	-	-	-
Benefits paid	(0.6)	(54.7)	(0.6)	(28.1)
Contributions of the sponsor	-	-	-	3.7
Actuarial gain (loss)	1.8	62.4	2.0	29.2
Fair value of the assets of the plan on December 31, 2010	11.2	1,769.0	9.0	1,570.3

Expenses and revenues realized
Cost of interest	(0.8)	(108.3)	(0.7)	(52.8)
Actuarial gain (loss)	-	-	-	-
Cost of service	-	(22.9)	-	(10.6)
Expected yield of the plan asset	1.0	191.0	0.7	90.4
Contributions/others	-	-	-	1.0
Total	0.2	59.8	-	28.0

Projected expenses and revenues
Cost of service	-	(28.1)	-	(22.9)
Cost of interest	(1.0)	(116.0)	-	(108.3)
Expected yield of the plan asset	1.5	195.9	-	191.0
Total	0.5	51.8	-	59.8

Actuarial premises
Economic hypothesis
Discount rate	11.78% p.y.	11.78% p.y.	11.19% p.y.	11.83% p.y.
Projected return on the assets	13.72% p.y.	13.72% p.y.	11.91% p.y.	12.35% p.y.
Inflation rate	5.65% p.y.	5.65% p.y.	4.50% p.y.	5.00% p.y.
Rate of salary growth	0.00% p.y.	0.00% p.y.	0.00% p.y.	6.58% p.y.

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-1983	AT83
Schedule of mortality of the disabled	RRB-1983	RRB-1983	RRB-1983	IAPC

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

25.1.  Supplementary retirement plan

25.1.1.  PSPP

Perdigão Sociedade de Previdência Privada (“PSPP”) was created in April 1997, sponsored by the Company and its subsidiaries (except for Sadia).

The purpose of PSPP is the management of supplementary plans of benefits of retirement for the employees of the sponsors. PSPP manages two retirement plans. Plan I, which is closed to new adhesions, and Plan II, which has been in operation since April 1, 2009.

In both plans, the contributions are made on a 1-to-1 basis (the contributions of the sponsor are equal to the basic contributions of the participants), and the actuarial calculations are made by independent actuaries, on a yearly basis, according to the rules in force.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$4.1 (R$0.3 as of December 31, 2009) and was recorded by the Company in the ‘other rights’ item.

Although the plans offered by PSPP are basically of defined contribution, there is a small portion of defined benefits, as presented in the schedule above. The demographic data of the plan are presented below:

	Plan I	Plan II	Plan I	Plan II
	12.31.10		12.31.09

Number of active participants	2,344	11,735	2,758	12,604
Number of self-sponsored participants	19	85	96	3
Number of participants in deferred proportional benefit	9	30	48	3
Number of beneficiary participants	50	6	49	2
Contributions of the sponsor	276	6,649	3,791	2,234

The composition of the investment portfolios of the PSPP plans are presented below:

	PSPP
	12.31.10		12.31.09		01.01.09
Fund portfolio composition
Fixed income	133.7	73.7%	112.7	69.7%	107.9	83.5%
Variable income	47.8	26.3%	49.0	30.3%	21.4	16.5%
	181.5	100.0%	161.7	100.0%	129.3	100.0%

Note:  Fixed income lines up with 133.7
        Variable income lines up with 47.8

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	PSPP
	12.31.10		12.31.09		01.01.09
Fixed income
Treasury obligations	25.9	19.3%	26.2	23.3%	18.5	17.1%
Treasury notes	68.1	51.0%	38.0	33.7%	45.4	42.1%
Bank deposit certificates	13.1	9.8%	12.1	10.7%	8.6	7.9%
Financial letters - CDI	14.5	10.8%	1.6	1.4%	-	-
Debentures	9.6	7.2%	3.6	3.2%	4.9	4.5%
Committed transactions	1.2	0.9%	30.7	27.2%	17.2	15.9%
Treasury bills	-	-	-	0.0%	12.3	11.3%
Others	1.3	1.0%	0.4	0.4%	1.2	1.1%
	133.7	100.0%	112.6	100.0%	108.1	100.0%

	PSPP
	12.31.10		12.31.09		01.01.09
Variable income
Stock	47.8	100.0%	48.9	99.8%	21.4	100.0%
Options	-	-	0.1	0.2%	-	-
Others	-	-	-	0.0%	-	-
	47.8	100.0%	49.0	100.0%	21.4	100.0%

The real return on assets of the plans in the fiscal year ended on December 31, 2010, was 5.5%.

25.1.2.  FAF

The subsidiary Sadia sponsors a plan of social-security benefits, in the modality of defined benefit, intended for its employees and administered by the Attilio Francisco Xavier Fontana Foundation (the “Foundation”).

The benefit of supplementary retirement is defined as the difference between (i) the benefit salary (updated average of the last 12 updated salaries of participation, capped at 80% of the last participation salary) and (ii) the value of the retirement paid by the official social-security regime. The benefit of supplementation is adjusted on a yearly basis at the National Consumer Price Index (“INPC”).

The actuarial regime adopted is that of capitalization for supplementation of retirements and pensions and simple sharing for the supplementations of sick pay.  The contribution of Sadia is made through a percentage that applies to the payroll of the active participants, according to the cost plan prepared on yearly basis by independent actuaries and approved by the Deliberative Council of the Foundation.

According to the bylaws of the Foundation, the sponsoring company is severally liable for the obligations contracted by the entity with its participants and dependents.

As from January 1, 2003, the subsidiary Sadia started to offer a benefit plan in the modality of defined contribution managed by an open-ended entity of supplementary social security, for all the employees admitted by Sadia and its subsidiaries. The funding of the plan is proportional in relation to the basic monthly contribution (mandatory), whose portion of the subsidiary is equal to that made by the employee according to a scale of contribution based on salary ranges, which vary from 1.5% to 6% of the respective remuneration, in accordance with the ceiling of contribution that is updated every year.  The contributions made by Sadia in the fiscal year ended on December 31, 2010 amounted to R$2.6 (R$1.4 since July 8, 2009 until December 31, 2009), on that date the plan had 1,501 participants 1,566 participants on December 31, 2009).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

As demonstrated in the schedules above, the plans of PSPP and of FAF had assets in the fiscal years ended on December 31, 2010 and on December 31, 2009, and in the fiscal years starting on January 1, 2009, however, an asset could only be acknowledged if it is clearly evidenced that such asset could actually reduce the contributions of the sponsor or that it will be reimbursable in the future, based on the actuarial appraisals of these same year, the Company could not benefit from the surplus of the plans, therefore the assets appraised were not acknowledged in the consolidated financial statements.

The demographic data of the plan is presented below:

	FAF
	12.31.10	12.31.09

Number of active participants	11,472	12,258
Number of self-sponsored participants	869	788
Number of participants in deferred proportional benefit	37	-
Number of beneficiary participants	4,563	4,369
Contributions of the sponsor	1,255	1,999

The composition of the investment portfolios of the FAF plans are presented below:

	FAF
	12.31.10		12.31.09
Fund portfolio composition
Fixed income	1.4	78.6%	1.3	80.5%
Variable income	0.2	12.5%	0.2	12.5%
Structured investments	-	0.6%	-	-
Real estate	0.1	7.6%	0.1	6.4%
Transactions with participants	-	0.6%	-	0.6%
	1.7	100.0%	1.6	100.0%

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	FAF
	12.31.10		12.31.09
Fixed income
Brazilian financial treasury bill	0.1	4.9%	0.1	7.0%
Brazilian treasury notes	0.6	43.2%	0.5	41.4%
Brazilian treasury certificates	0.1	4.4%	0.1	5.8%
Financial bill	-	2.5%	-	-
Time deposits	-	0.7%	-	-
Investment funds	-	1.0%	-	0.8%
Exclusive fund	0.6	43.3%	0.6	45.0%
	1.4	100%	1.3	100%

	FAF
	12.31.10		12.31.09
Variable income
Shares	0.1	27.4%	0.1	25.3%
Investment funds	-	4.4%	-	-
Exclusive fund	0.2	68.2%	0.2	74.7%
	0.3	100%	0.3	100%

	FAF
	12.31.10		12.31.09
Real estate
For own use	-	1.4%	-	1.1%
Leased to sponsors	0.1	92.2%	0.1	89.9%
Leased to others	-	3.8%	-	2.1%
Rights on the sale of properties	-	2.5%	-	6.9%
	0.1	100%	0.1	100%

The real return on assets of the plans in the fiscal year ended on December 31, 2010, was 6.67%.

25.2.  Other benefits

The transfers of the assets and actuarial liabilities related to other benefits, prepared according to the actuarial report, are presented below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	12.31.10
	Award for length of service	Medical plan	FGTS penalty	Others

Conciliation of assets and liabilities
Present value of actuarial obligations	(47.3)	(67.2)	(137.9)	(22.0)
Fair value of the assets	-	-	-	-
Net value of the (gains) losses	-	-	-	-
Surplus not acknowledged	-	-	-	-
(Liability)/net asset	(47.3)	(67.2)	(137.9)	(22.0)

Transfer of the net actuarial asset (liability)
Net asset (liability) of the plan on January 1, 2010	(40.9)	(56.9)	(129.4)	(22.5)
Revenue (expense) acknowledged in the income	(4.6)	(6.5)	(14.4)	(2.4)
Cost of service	(4.4)	(2.4)	(12.1)	(1.4)
Benefits paid	-	-	1.8	-
Contributions of the sponsor	4.0	1.5	4.3	6.6
Gain (loss) acknowledged via DRA	(1.4)	(2.9)	11.9	(2.3)
Net asset (liability) of the plan on December 31, 2010	(47.3)	(67.2)	(137.9)	(22.0)

Transfer of actuarial obligations
Present value of actuarial obligations on January 1, 2010	(40.9)	(56.9)	(129.4)	(22.5)
Interest on actuarial obligations	(4.6)	(6.5)	(14.4)	(2.4)
Cost of service	(4.4)	(2.4)	(12.1)	(1.4)
Benefits paid	4.0	1.5	6.1	6.6
Contributions of the sponsor	-	-	-	-
Actuarial gain (loss)	(1.4)	(2.9)	11.9	(2.3)
Present value of actuarial obligations on December 31, 2010	(47.3)	(67.2)	(137.9)	(22.0)

Transfer of the assets of the plan
Fair value of the assets of the plan on January 1, 2010	-	-	-	-
Expected yield of the plan	-	-	-	-
Cost of service	-	-	-	-
Benefits paid	(4.0)	(1.5)	(4.3)	(6.6)
Contributions of the sponsor	4.0	1.5	4.3	6.6
Actuarial gain (loss)	-	-	-	-
Fair value of the assets of the plan on December 31, 2010	-	-	-	-

Expenses and revenues realized
Cost of interest	(4.6)	(6.5)	(14.4)	(2.5)
Actuarial gain (loss)	(1.1)	-	-	-
Cost of service	(4.7)	(2.4)	(12.1)	(1.4)
Expected yield of the plan asset	-	-	-	-
Contributions/others	-	-	-	-
Total	(10.4)	(8.9)	(26.5)	(3.9)

Projected expenses and revenues
Cost of service	(3.0)	(1.3)	(6.3)	(1.4)
Cost of interest	(3.1)	(4.3)	(6.6)	(2.2)
Expected yield of the plan asset	-	-	-	-
Total	(6.1)	(5.6)	(12.9)	(3.6)

Actuarial premises
Economic hypothesis
Discount rate	10.24% p.y.	10.24% p.y.	10.24% p.y.	10.24% p.y.
Projected return on the assets	-	N/A	N/A	N/A
Inflation rate	4.00% p.y.	4.00% p.y.	4.00% p.y.	4.00% p.y.
Rate of salary growth	6.08% p.y.	6.08% p.y.	6.08% p.y.	6.08% p.y.

Demographic hypotheses
Mortality schedule	N/A	N/A	N/A	N/A
Schedule of mortality of the disabled	N/A	N/A	N/A	N/A

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	12.31.09
	Award for length of service	Medical plan	FGTS penalty	Others

Conciliation of assets and liabilities
Present value of actuarial obligations	(41.0)	(56.8)	(129.3)	(22.6)
Fair value of the assets	(1.1)	-	-	-
Net value of the (gains) losses	-	-	-	-
Surplus not acknowledged	-	-	-	-
(Liability)/net asset	(42.1)	(56.8)	(129.3)	(22.6)

Transfer of the net actuarial asset (liability)
Net asset (liability) of the plan on January 1, 2009	(36.6)	(58.3)	(107.5)	(21.0)
Revenue (expense) acknowledged in the income	(2.9)	(4.5)	(9.7)	(1.2)
Cost of service	(2.7)	(1.8)	(7.6)	(0.6)
Benefits paid	1.1	-	-	-
Contributions of the sponsor	1.4	1.2	4.6	11.7
Gain (loss) acknowledged via DRA	(2.4)	6.6	(9.1)	(11.5)
Net asset (liability) of the plan on December 31, 2009	(42.1)	(56.8)	(129.3)	(22.6)

Transfer of actuarial obligations
Present value of actuarial obligations on January 1, 2009	(36.6)	(58.3)	(107.5)	(21.0)
Interest on actuarial obligations	(2.9)	(4.5)	(9.7)	(1.2)
Cost of service	(2.7)	(1.8)	(7.6)	(0.6)
Benefits paid	2.5	1.2	4.6	4.0
Contributions of the sponsor	-	-	-	7.7
Actuarial gain (loss)	(1.3)	6.6	(9.1)	(11.5)
Present value of actuarial obligations on December 31, 2009	(41.0)	(56.8)	(129.3)	(22.6)

Transfer of the assets of the plan
Fair value of the assets of the plan on January 1, 2009	-	-	-	-
Expected yield of the plan	-	-	-	-
Cost of service	-	-	-	-
Benefits paid	(1.4)	(1.2)	(4.6)	(4.0)
Contributions of the sponsor	1.4	1.2	4.6	4.0
Actuarial gain (loss)	(1.1)	-	-	-
Fair value of the assets of the plan on December 31, 2009	(1.1)	-	-	-

Expenses and revenues realized
Cost of interest	(2.9)	(4.5)	(9.7)	(1.2)
Actuarial gain (loss)	(0.3)	-	-	-
Cost of service	(3.6)	(1.8)	(7.6)	(0.6)
Expected yield of the plan asset	-	-	-	-
Contributions/others	(3.1)	-	-	7.8
Total	(9.9)	(6.3)	(17.3)	6.0

Projected expenses and revenues
Cost of service	(2.7)	(1.2)	(5.5)	(1.4)
Cost of interest	(3.2)	(4.3)	(6.3)	(2.5)
Expected yield of the plan asset	-	-	-	-
Total	(5.9)	(5.5)	(11.8)	(3.9)

Actuarial premises
Economic hypothesis
Discount rate	-	11.83% Yearly rate	11.83% p.y	11.83% p.y.
Projected return on the assets	-	N/A	N/A	N/A
Inflation rate	-	5.00% p.y.	5.00% p.y.	5.00% p.y.
Rate of salary growth	-	N/A	7.00% p.y.	7.00% p.y.

Demographic hypotheses
Mortality schedule	-	AT83	AT83	AT83
Schedule of mortality of the disabled	-	IAPC	N/A	N/A

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

25.2.1.  Medical plan

The Company registered the obligations resulting from Law No. 9.656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force, provided that they assume full payment.

If there was a variation of 1% in the tendency of evolution of the expenses with health care costs trend (HCCT), the corresponding liability would suffer the following impacts:

	12.31.10

	1%	-1%

Variation of the actuarial obligation	14.2	11.3

25.2.2.  F.G.T.S. fine at the time of retirement of the employee

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees, and so by means of actuarial calculation and based on the practices of discharge that the Company acknowledged the related liability.

25.2.3.  Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered, the actuarial liability resulting from that practice was recorded in the balance sheet.

25.2.4.  Severance pay

The executive officers discharged on the initiative of the Company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 salary in force at the time of discharge, for each year or fraction of year worked for Sadia.  The grant of this benefit is subject to an assessment of the career, performance and length of service of the beneficiary, actuarial liability resulting from that practice was recorded in the balance sheet.

25.2.5.  Retirement compensation

By deliberation of the Company, the employee that works for at least 10 years will receive a bonus, the actuarial liability resulting from this practice was recorded in the balance sheet.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

The expenses incurred with all the benefits presented above were acknowledged in the statement of income in the item ‘other operating revenues (expenses)’ and include:  interest paid, actuarial gain (loss), cost of the service and revenue expected from the asset of the plan.

The actuarial gains and losses acknowledged in other comprehensive results are presented below:

	12.31.10	12.31.09
At the beginning of the year	(23.1)	-
Rollforward	(16.8)	(23.1)
At the end of the year	(39.9)	(23.1)

26.  Provision for tax, civil and labor

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflect the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in certain judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and classifies the probability of losses in such cases as possible or remote.

The Company’s management believes that the recorded provision for contingencies, according to IAS 37 is sufficient to cover eventual losses related to its legal proceedings.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

26.1.  Contingencies for probable losses

The provision for tax, labor and legal contingencies is summarized below:

	01.01.09	Business combination	Additions	Reversions	Payments	Price index update	12.31.09	Additions	Reversions	Payments	Price index update	12.31.10
Tax	153.2	102.7	34.0	(89.2)	(7.9)	11.8	204.6	105.8	(26.0)	(12.1)	8.8	281.1
Labor	51.6	46.3	44.6	(20.1)	(28.3)	4.6	98.7	82.5	(14.3)	(68.4)	11.7	110.2
Civil, commercial and other	14.3	80.2	23.6	(20.4)	(2.8)	3.1	98.0	48.2	(41.9)	(10.9)	3.8	97.2
Contingent liabilities	-	630.3	-	-	-	-	630.3	-	-	-	-	630.3
	219.1	859.5	102.2	(129.7)	(39.0)	19.5	1,031.6	236.5	(82.2)	(91.4)	24.3	1,118.8

Current	38.9						91.3					65.1
Non-current	180.2						940.3					1,053.7

26.1.1.  Tax

The tax contingencies classified as probable losses involve the main legal proceedings:

Income tax and social contribution: the subsidiary Sadia registered a R$23.2 provision (R$21.7 as of December 31, 2009) related to (i) R$15.3 (R$14. 2 as of December 31, 2009) relating to a tax assessment notice challenging the correctness of Granja Rezende’s taxable income (merged in 2002); (ii) R$6.3 (R$6.1 as of  December 31, 2009) relating to a tax assessment notice alleging undue offsetting of income tax withheld on Granja Rezende’s financial investments; and (iii) R$1.6 (R$1.4 as of  December 31, 2009) relating to other provisions.

CPMF over export revenues: BRF registered a provision for contingency in the amount of R$14.0 (R$22.7 as of December 31, 2009) regarding a judicial proceeding for the non-payment of the provisory contributions on financial activities (“CPMF”) charged on the income from exports. The Company’s lawsuit is currently at the Third Region Federal Court of Appeals (“TRF”), pending decision of an appeal.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

ICMS: BRF is mainly involved in administrative and judicial tax disputes associated with the register of ICMS tax credits on certain transactions, such as the acquisition of consumption materials and the register of tax credits with monetary correction. The provision amounts to R$34.1 (R$34.1 as of December 31, 2009).

The subsidiary Sadia is involved in several administrative proceedings regarding ICMS, in a total amount of R$32.6 (R$30.4 as of December 31, 2009), mainly associated to customs clearance processes, debits arising from accessory obligations and register of credits on consumption materials.

PIS and COFINS: BRF is involved in an administrative proceeding regarding the utilization of tax credits to offset federal taxes, in the amount of R$34.1 (R$33.6 as of December 31, 2009).

Other tax contingencies: the subsidiary Sadia registered other provisions related to the payment of social security contributions, PIS tax, duties and other taxes in a total amount of R$41.2 (R$39.7 as of December 31, 2009).

26.1.2.      Labor

The Company is defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

26.1.3.      Civil, commercial and others:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

26.2.    Contingencies and possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company’s management and its legal counsels.

The tax contingencies amounted to R$3,523.6 (R$2,896.4 as of December 31,

2009), of which R$578.5 (R$578.5 as of December 31, 2009) relate to the corresponding fair value estimate resulting from the business combination with Sadia (see note 7), according to paragraph 23 of IFRS 3. The most relevant aspects associated to the matter are listed below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Profits earned abroad: On October 3, 2008, the subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Brazilian Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$164.8 as of December 31, 2009 (R$155.8 as of December 31, 2008). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS: the Company is involved in several administrative and judicial proceedings related to ICMS tax credits on the acquisition of essential products with a reduced tax burden (“cesta básica”) in the amount of R$388.9 (R$255.8 as of December 31, 2009); register of ICMS tax deemed credits in the amount of R$10.8 (R$82.0 as of December 31, 2009); ICMS tax benefits granted by certain states (“Guerra fiscal”) in the amount of R$1,057.3 (R$877.1 as of December 31, 2009) and R$564.9 (R$350.7 as of December 31, 2009) related to other cases.  Company believes that the related leading-case related to essential products can be settled during year 2011.

PIS and COFINS on payment of interest on shareholder’s equity:  the Company has filed a lawsuit to challenge the levy of the PIS and COFINS taxes on the payment of interest on shareholders’ equity with respect to the 2002-2008 period for the PIS tax and to the 2004-2008 period for the COFINS tax at a total amount of R$43.9 (R$41.4 as of December 31, 2009). The Company’s management and its outside counsel classify the chances of loss as possible, thus no provision has been recorded.

IPI Premium Credit: the subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$387.3 (R$364.6 as of December 31, 2009), related to the offset of IPI tax premium credits against other federal taxes. The subsidiary has offset the taxes based on a final and non appealable favorable decision.

Other tax contingencies: the subsidiary Sadia has other pending administrative and judicial cases in the amount of R$473.9 (R$400.6 as of December 31, 2009) related to social security contributions (R$121.9 and 115.4 as of December 31, 2009), income tax, social contribution and withholding income tax (R$158. 5 and 119.7 as of December 31, 2009), PIS and COFINS taxes (R$104.3 and R$83.5 as of December 31, 2009), IPI in the amount of R$54.9 (R$27.5 as of December 31, 2009) and others in the amount of R$34.1 (R$54.4 as of December 31, 2009).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Civil lawsuits: As of September 30, 2010, the subsidiary Sadia has other civil contingencies in the amount of R$70.6 (R$76.7 as of December 31, 2009) which were evaluated as possible losses by the Company’s management and legal advisors, and, therefore, no provision was recorded.

The subsidiary Sadia and some of its current and former executives were named as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADRs”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York federal court in the United States of America, seeking remediation in accordance with U.S. Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the U.S. court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group. Considering the current stage of the action it is not possible to determine the probability of loss and the related amount and, therefore, no provision was recorded. The Company’s management has not disclosed additional information related to this suit because doing so would impair its defense in the court.

27.  SHAREHOLDERS’ EQUITY

27.1.  Capital stock

On December 31, 2010, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian reais  and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92.9.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

On March 31, 2010, the Board of Directors approved a split of shares of the Company at the ratio of 100% with a issuance of one-for-one of shares currently existing and also promoted a change in the proportion of the ADR program, equating the ADRs to the same proportional basis, so that each share corresponds to one ADR.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

27.2.  Composition of the capital stock by nature

	12.31.10	12.31.09	01.01.09
Common shares (thousands)	872,473,246	872,473,246	413,916,206
Treasury shares (thousands)	(781,172)	(2,452,180)	(860,970)
Outstanding shares	871,692,074	870,021,066	413,055,236

27.3.  Transfer of capital stock

	Quantity of shares (thousands)	Capital amount
Capital subscribed in 01.01.09	206,958,103	3,445.0
Issuance for shares exchange as of July 8, 2009	37,637,557	1,482.9
Issuance for fund-raising as of July 27, 2009	115,000,000	4,600.0
Issuance for shares exchange as of August 18, 2009	59,390,963	2,335.5
Issuance for fund-raising as of August 20, 2009	17,250,000	690.0
Shares issuance costs	-	(91.6)
Capital subscribed in 12.31.09	436,236,623	12,461.8
Split of shares	436,236,623	-
Completion of issuance costs	-	(1.3)
Capital subscribed in 12.31.10	872,473,246	12,460.5

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

27.4.  Shareholders’ remuneration

	12.31.10	12.31.09
Net income	804.1	123.0
Adjustment to IFRSs	-	(26.9)
Net income recorded according to previous criteria	804.1	96.1
Legal reserve (5%)	(40.2)	(4.8)
Dividends calculation base	763.9	91.3

Distribution of dividends:
Interest on shareholders' equity	(262.5)	(100.0)
Withholding income tax on shareholders' equity	(17.6)	(8.5)
Total of distribution of dividends	(280.1)	(108.5)

Percentage of calculation base	34.83%	88.17%

Interest on shareholders' equity	(209.3)	(100.0)
	(209.3)	(100.0)

Dividends paid per share	0.30166	0.22999

27.5.   Profit distribution

	Limit on capital %	Income appropriation		Reserve balances
		2010	2009	2010	2009
Adjustment to IFRSs		204.6	26.8	-	-
Interest on shareholders' equity	-	262.5	100.0	-	-
Legal reserve	20	40.2	4.8	111.2	71.0
Reserve for capital increase	20	119.9	-	280.1	160.2
Reserve for expansion	80	176.9	(8.6)	673.3	496.4
		804.1	123.0	1,064.6	727.6

Legal reserve: Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock.

Reserve for capital increase: Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock.

Reserve for expansion: up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the capital stock.

27.6.  Treasury share

The Company has 781,172  treasury shares (after the share split mentioned in item (a) above), acquired in previous fiscal years with funds from appropriated retained earnings, at the average cost of 95 cents of real  (R$0.95) per share, for future disposal or cancellation.  The decrease in the number of shares of treasury stock took place because of the exercise of the stock options of Sadia executives.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Additionally, on July 7, 2010, as set forth in the association contract between the BRF subsidiary Sadia, Concórdia Holding Financeira SA exercised the share option of 1,507,210 shares issued by the BRF.

27.7.  Breakdown of the capital by owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Audit Committee of the Company is presented below (unaudited):

	2010		2009		2008
Shareholders	Quantity	%	Quantity	%	Quantity	%
Major shareholders
Shareholders who constitute the voting agreement	244,567,498	28.03	246,131,222	28.21	149,180,354	36.04
Tarpon	61,106,290	7.00	-	-	-	-
Fundo Bird	-	-	30,031,734	3.44	30,031,734	7.26
Managers:
Board of directors	14,313,032	1.64	14,301,584	1.64	613,390	0.15
Executives	646	-	646	-	646	-
Treasury shares	781,172	0.09	2,452,180	0.28	860,970	0.20
Other shareholders	551,704,608	63.24	579,555,880	66.43	233,229,112	56.35
	872,473,246	100.00	872,473,246	100.00	413,916,206	100.00
Outstanding shares	551,704,608	63.24	579,555,880	66.43	233,229,112	56.35

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock is presented below:

	2010		2009		2008
Shareholders	Quantity	%	Quantity	%	Quantity	%
Brasil (¹)	110,846,320	12.70	119,087,140	13.65	58,610,522	14.16
Petros (¹)	87,560,126	10.04	79,694,726	9.13	49,848,526	12.04
Fundação Sistel de Seguridade Social (¹)	13,127,812	1.50	13,317,982	1.53	16,569,864	4.00
Fundação Vale do Rio Doce de Seg. Social - Valia (¹)	25,828,036	2.96	25,998,170	2.98	15,390,704	3.72
FPRV1 Sabiá FIM Previdenciário (³)	7,205,204	0.83	8,033,204	0.92	4,573,124	1.10
Tarpon	61,106,290	7.00	-	-	-	-
Fundo Bird (²)	-	-	30,031,734	3.44	30,031,734	7.26
Real Grand.Fund. de Prev.Assist.Social (¹)	-	-	-	-	4,187,614	1.02
	305,673,788	35.03	276,162,956	31.65	179,212,088	43.30
Others	566,799,458	64.97	596,310,290	68.35	234,704,118	56.70
	872,473,246	100.00	872,473,246	100.00	413,916,206	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.

(2) Is not a party to the voting agreement signed by the Pension Funds, belonging to the Shan Ban Shun family.

(3) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

The Company is associated with the arbitration of the Arbitration Chamber of the

Market, according to the Arbitration Clause inserted in its Bylaws.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

28.  EARNINGS PER SHARE

	12.31.10	12.31.09
Basic numerator:
Net income for the year attributable to BRF shareholders	804.1	123.0

Basic denominator:
Ordinary shares	872,473,246	872,473,246
Weighted average number of outstanding shares (except treasury shares)	870,887,093	604,119,958
Net earnings per share - basic - R$	0.92	0.20

	12.31.10	12.31.09
Diluted numerator:
Net income for the year attributable to BRF shareholders	804.1	123.0

Diluted denominator:
Weighted average number of outstanding shares (except treasury shares)	870,887,093	604,119,958
Weighted average number of potential shares	2,078,063	2,025,071
Net earnings per share - diluted - R$	0.92	0.20

On December 31, 2010, the total quantity of 658,340 common stock options (1,155,752 on December 31, 2009) was not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect could not be diluted.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

29.  RELATED PARTIES

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loan agreed on normal conditions of market for similar transactions, based on contract.

The Company entered into loans agreements with its subsidiaries. A summary of the balances and interest rates charged, for transactions above R$10.0, on the closing date of the financial statements is presented below:

Counterparty
Creditor	Debtor	12.31.10	Interest rate

BFF International	Perdigão International	714.6	1.8% p.a. + E.R. - US$

BFF International	Wellax Food Comércio	487.5	8.0% p.a. + E.R. - US$

Crossban Holdings	Perdigão International	178.0	Eurolibor + E.R. - EURO

Perdix International Foods	Perdigão Holland BV	36.4	8.0% p.a. + E.R. - EURO

Perdigão Holland BV	Plusfood BV	17.8	6.0% p.a. + E.R. - EURO

29.1.  Other related parties

The wholly-owned subsidiary Sadia entered into an operational leasing agreement with FAF. The total rent expense for the three month period ended December 31, 2010 amounted R$12.1 (R$12.7 as of December 31, 2009), the lease monthly payments were established in an arms-length transaction basis.

29.2.  Management remuneration

The key personnel of management include the directors and officers, members of the executive committee and the chief of internal audit, on December 31, 2010, were 41 professionals and on December 31, 2009, were 67 professionals.

The total remuneration and benefits paid to these professionals are demonstrated below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Pay of principal executives:

	12.31.10	12.31.09
Salary and profit sharing	41.0	32.8
Short-term benefits of employees (a)	1.5	1.3
Post-employment benefits	0.2	0.5
Severance benefits	3.2	8.8
Stock-based payment	1.3	-
	47.2	43.4

(a) Include: medical care, education expenses and others.

The value of the participation in the results paid to each officer in any fiscal year is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Audit Committee are compensated for each meeting that they attend to.  The members of the Board of Directors and Audit Committee have no employment connection with the Company or provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

30.  SALES REVENUE

	12.31.10	12.31.09
Revenue:
Domestic sales	16,606.6	11,618.6
Foreign sales	9,426.8	6,749.0
	26,033.4	18,367.6
Sales deductions:
Sales tax	(2,758.8)	(2,059.0)
Refunds and rebates	(593.3)	(402.8)
	22,681.3	15,905.8

31.  RESEARCH AND DEVELOPMENT COSTS

Consisting of expenditures with internal research and development of new products; recognized when incurred in the statement of income. The total expenditure with research and development in the year ended December 31, 2010 is R$20.7 (R$17.4 for the year ended December 31, 2009).

32.  EXPENSES WITH EMPLOYEE’S REMUNERATION

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

	12.31.10	12.31.09
Salaries and social charges	2,221.8	2,014.8
Social security cost	532.3	491.5
F.G.T.S.	148.1	137.1
Medical and outpatient assistance	125.2	115.5
Supplementary retirement plan	12.6	12.5
Profit sharing	44.8	40.4
Other benefits	354.6	321.1
Provision for contingencies	85.9	22.5
	3,525.3	3,155.4

33.  OTHER OPERATING REVENUES (EXPENSES), NET

	12.31.10	12.31.09
Revenues:
Net gains from the disposal of property, plant and equipment	-	24.4
Net gains from the disposal of investments	-	60.6
Insurance indemnity	9.0	141.8
Benefit plan	31.9	-
Expenses recovery	35.3	-
Scrap sales	19.9	-
Other revenues	11.4	16.4
	107.5	243.2
Expenses:
Net losses from the disposal of fixed assets	(26.3)	4.9
Idleness costs	(144.3)	(133.9)
Insurance claim losses	(8.5)	(185.6)
Employee participation	(142.6)	(66.4)
Project cancellation	(3.1)	(11.1)
Contract indemnification	(26.5)	(11.5)
Other employee benefits	(46.0)	(14.7)
Provision for tax risks	(73.9)	(74.0)
Other expenses	(30.2)	(53.7)
	(501.4)	(546.0)
Other operating expenses, net	(393.9)	(302.8)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

34.  FINANCIAL INCOME (EXPENSES), NET

	12.31.10	12.31.09
Financial income:
Interest on financial investments:	16.5	27.5
Foreign-exchange variation on financial investments	31.3	42.9
Interest on assets	42.6	34.4
Foreign-exchange variation on assets	62.0	56.0
Interest of financial assets classified as:
Available for sale	32.1	33.9
Held for negotiation	112.1	133.5
Held until the maturity	20.3	2.7
Gains from transactions with derivatives	24.5	19.5
Revenue from the interest on loans to related parties	9.8	1.7
Gains from the conversion of investments abroad	64.0	41.0
Present value adjustments	85.7	34.6
Revenue from foreign-exchange variation on loans	70.8	585.3
Revenue from foreign-exchange variation on other liabilities	218.8	451.5
Financial revenues from the acquisition of raw materials	3.8	12.6
Amortization of fair value of others	23.2	21.3
Other revenues	62.7	26.7
	880.2	1,525.1
Financial expenses:
Interest on loans	(509.8)	(447.8)
Foreign-exchange variation on loans.	(127.4)	(93.6)
Interest on liabilities	(25.7)	(19.9)
Foreign-exchange variation on liabilities	(156.0)	321.2
Financial expenses on the acquisition of raw materials	(27.5)	(21.5)
Losses from transactions with derivatives	(83.2)	(315.6)
Losses from the conversion of investments abroad	(160.2)	(298.9)
Present value adjustments	(110.2)	(34.9)
Expense from foreign-exchange variation on investments	(37.6)	(21.6)
Expense from foreign-exchange variation on other assets	(50.8)	(196.2)
Other expenses	(74.9)	(133.8)
	(1,363.3)	(1,262.6)
Net financial (expense) income, net	(483.1)	262.5

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

35.  STATEMENT OF INCOME BY NATURE

The Company presents its statement of income by function and thus is presented below the statement of income by nature:

	12.31.10	12.31.09
Cost of sales:
Costs of inventories	12,392.6	9,089.0
Depreciation	616.0	395.5
Amortization	17.5	10.5
Salaries and benefits to employees	2,162.9	1,614.4
Others	1,762.2	1,619.5
	16,951.2	12,728.9
General and administrative expenses:
Depreciation	3.4	9.0
Amortization	6.9	1.1
Salaries and benefits to employees	139.5	124.4
Others	183.1	87.7
	332.9	222.2
Sales expenses:
Depreciation	21.0	9.4
Amortization	17.0	0.1
Salaries and benefits to employees	703.7	464.0
Others	2,781.4	2,103.6
	3,523.1	2,577.1

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

36.  INSURANCE COVERAGE

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not audited by our independent accountants.

		12.31.10
		Unaudited
Insured property	Coverage	Values at risk	Amount of coverage
Inventories and fixed assets	Fire, lightning, explosion, windstorm, deterioration of refrigerated products, breakdown of machinery, loss of profit, and others	20,431.0	1,356.0
National transport	Road risk and civil liability of cargo carrier	23,604.9	10,290.3
International transport exports	-	2,375.2	1,308.5
International transport imports	-	358.0	395.6
General civil liability and for directors and officers	Third party claims	48,969.6	224.6
Credit	Client default	4,504.5	10,392.7

37.  NEW RULES AND PRONOUCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 12, Deferred Taxes:

On December 2010, IASB issued a review of rule IAS 12. The amendment addresses aspects related to the determination of the manner expected of recovery of the deferred income tax when the ownership of the investment is measured by the model of fair value of IAS 40.  This rule is effective for the fiscal years starting on or after January 1, 2012. The Management of the Company does not predict impacts resulting from the adoption of that amendment to its financial statements.

IFRS 9, Financial Instruments:

On October 2010, IASB issued a review of rule IFRS 9. The amendment to rule IFRS 9 introduced new requirements for the classification and measurement of financial assets.  The rule will apply as from January 1, 2013. The company is assessing the effects of the application of that rule and possible differences in relation to IAS 39.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

IFRIC 19, Termination of the Financial Liabilities with Property Instruments:

On November 2009, IFRIC issued interpretation 19. The interpretation explained the recording by an entity when the periods for a financial liability are renegotiated and result in the issuance by the entity of property instruments to a creditor of the entity to terminate all or part of the financial liability (conversion of the debt).  This requires that a gain or loss must be acknowledged in the result, which is measured as the difference between the book value of the financial liability and the fair value of the property instruments issued.  If the fair value of the financial instruments issued cannot be measured in a reliable manner, the property instruments must be measured to reflect the fair value of the terminated financial liability.   The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company or controller.  This statement will apply to the financial statements for the fiscal years initiated on or after July 1, 2010.

IFRIC 14, Pre-payments of Applications of Minimum Investments:

On November 2009, IFRIC issued amendments to interpretation 14. The amendments sought to permit the acknowledgment as an asset of some voluntary anticipated payments to minimum contributions to funds.  The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company.  The amendments apply to the financial statements for the fiscal years initiated on or after January 1, 2011.

IFRS 7, Disclosures of Transfers of Financial Assets:

On January 2010, IASB issued changes to IFRS 1 and IFRS 7, which address aspects of disclosure of comparative information of financial instruments.  These amendments are effective for yearly periods initiated on/or after July 1, 2010. The Management of the Company understands that the amendments to this interpretation will not affect the financial statements.

IAS 32, Classification of Issuance of Rights:

On October 2009, IASB issued a review of rule IAS 32, which deals with contracts that will be or may be liquidated by means of property instruments of the entity and establish that rights, options or guarantees to acquire a fixed quantity of shares of an entity for a fixed amount of some currency are property instruments.  The amendment to this rule is effective for yearly periods initiated on/or after February 1, 2010. The amendments to this rule shall not impact the financial statements of the Company.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements – (Continued)

Years ended December 31, 2010 and 2009

(Amounts expressed in millions of Brazilian reais, unless otherwise stated)

Improvements on IFRSs 2010:

In May 2010, IASB issued a review of rules IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The amendment to rule IFRS 3 is effective for the yearly periods starting on/or after July 1, 2010. The other changes to the rules are effective for yearly periods starting on/or after January 1, 2011. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

38.  SUBSEQUENT EVENTS

As of March 5, 2011, a small fire broke out at the slaughterhouse located in Nova Mutum in Mato Grosso state. The production of the unit will be temporarily absorbed by other BRF’s plants, to avoid compromising the delivery of services to customers and consumers. The Nova Mutum unit slaughters 230,000 chickens a day and its production is earmarked for the domestic and foreign markets.

The Company has fire insurance and the causes of the incident are being investigated by the engineering and technical specialist teams.

Company management does not expect any significant impacts resulting from this casualty in the financial statements.

39.  APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The annual financial statements were approved and its disclosure authorized by the Board of Directors on March 24, 2011.