Form 20-F/A
period 2010-12-31
BRF-BRASIL FOODS S.A.
filed 2011-06-20
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

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

Yes ☐   No ☒

Explanatory Note

BRF – Brasil Foods S.A. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F (the “Annual Report”) for the year ended December 31, 2010, previously filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2011 (the “Original Filing”), to replace the audit report in the Original Filing with a new audit report that includes a specific reference to International Financial Reporting Standards “as issued by the International Accounting Standards Board.”  Because the Company is filing the Amendment to include the new audit report, the Company has added a cross-reference to the penultimate paragraph of Note 7 (Business Combination), and has updated Note 38 (Subsequent Events) and Note 39 (Approval of the Annual Financial Statements).  The remainder of the consolidated financial statements contained in the Original Filing are unchanged.

Except for Part III, including the consolidated financial statements and auditor’s report, no other information included in the Annual Report as originally filed is being repeated in this Amendment, and this Amendment should be read together with the Annual Report as originally filed, except for Part III, including the consolidated financial statements and auditor’s report. Cross references within this Amendment to items other than those in Part III are references to those items in the Original Filing. This Amendment does not otherwise update the disclosures, including forward-looking information, set forth in the Annual Report for the year ended December 31, 2010, as originally filed, and does not otherwise reflect events occurring after the original filing of the Annual Report on April 29, 2011. Such events include, among others, events described in our reports under the Securities Exchange Act of 1934, as amended, filed with the SEC since April 29, 2011.

Exhibits 12.01, 12.02, 13.01 and 13.02 are being included in this Amendment and have been dated as of the date of this filing but are otherwise unchanged.

PART III		155
ITEM 17.	FINANCIAL STATEMENTS	155
ITEM 18.	FINANCIAL STATEMENTS	155
ITEM 19.	EXHIBITS	155

INDEX TO FINANCIAL STATEMENTS

1

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

4.03	Purchase Option Plan or Application for Shares (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).
4.04	Stock Options Program (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).
8.01	Subsidiaries of the Registrant. *
12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*      Previously filed.

**   This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

2

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

Date: June 17, 2011

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BRF - Brasil Foods S.A. and subsidiaries as of December 31, 2010, 2009 and January 1, 2009, and the results of their operations, cash flows, changes in their shareholders’ equity and comprehensive income for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in notes 7 and 38, on July 8, 2009, the Company acquired Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

/s/ KPMG Auditores Independentes

São Paulo, Brazil
June 17, 2011

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

As disclosed in the Relevant Fact notice of June 30, 2010, the Economic Monitoring Office ( “SEAE”), of the Ministry of Finance, published the opinion that deals with the corporate transaction involving the Company and its subsidiary Sadia, and recommended to CADE that the merger should be approved with restriction, suggesting two alternatives that could be accepted by CADE or not. (see note 38).

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

38.  SUBSEQUENT EVENTS

(i)  As of March 5, 2011, a small fire broke out at the slaughterhouse located in Nova Mutum in Mato Grosso state. The production of the unit will be temporarily absorbed by other BRF’s plants, to avoid compromising the delivery of services to customers and consumers. The Nova Mutum unit slaughters 230,000 chickens a day and its production is earmarked for the domestic and foreign markets.

The Company has fire insurance and the causes of the incident are being investigated by the engineering and technical specialist teams.

Company management does not expect any significant impacts resulting from this casualty in the financial statements.

(ii) On May 10, 2011, as disclosed in the announcement to the market issued by the Company, the Federal Government Attorney’s Office at the CADE published a report, (PROCADE 8012.004423/2009-18) (the “Report”), on the business combination transaction involving Sadia and BRF (formerly known as Perdigão).

PROCADE suggested to the CADE that the business combination be approved, subject to certain restrictions, considering the following:

(a)    permitting a third economic entity to counter-balance the market power generated by BRF and/or

(b)    allowing BRF to share with consumers the efficiencies resulting from the business combination.

According to the Report, the business combination should be rejected only if no alternative is found that complies with the foregoing conditions.

The Report is neither final nor binding and is only a supporting document to the final ruling on the business combination to be issued by CADE, which is not limited to the terms of the Report.

At an ordinary session of CADE on June 8, 2011, the counselor in charge for the process expressed his vote by not approving the business combination. Immediately after the vote, another counselor of the CADE requested a further review of the process. As a result, the final decision is postponed until a new date for the continuation of the session is defined by the counselor who requested a further review. Therefore, there is no final decision to date from the CADE regarding the business combination, and four counselors have yet to express their formal votes. BRF will keep the market informed about developments relating to this matter.

On June 15, 2011, the CADE decided to postpone the final ruling to a date to be determined.

39.  APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The annual financial statements were approved and its disclosure authorized by the Board of Directors on June 17, 2011.