Form 20-F
period 2011-12-31
BRF-BRASIL FOODS S.A.
filed 2012-04-30
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
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

At December 31, 2011	869,453,804 shares of common stock

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

Item 17 ☐    Item 18 ☐.

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

We have made rounding adjustments to reach someof the figures included herein.  As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

In the year ended December 31, 2011, we generated 29.9% of our net sales from poultry, 9.1% from pork and beef, 34.6% from processed meat products, 9.9% from dairy products, 8.6% from other processed products, 5.6% from food service and 2.3% from other products.

In the domestic market, which accounted for 60.0% of our total net sales in the year ended December 31, 2011, we operate under such brand names as Sadia, Chester, Elegê, Miss Daisy, Qualy and Becel  (through a strategic joint venture with Unilever) and Turma da Mônica (under a license), which are among the most recognized names in Brazil. In export markets, which account for the remaining 40.0% of our total net sales, the leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella and Confidence.

We are a leading producer in Brazil of specialty meats (market share of approximately 55.1% from January to December 2011), frozen processed meats (market share of approximately 71.3% from December 2010 to November 2011), dairy processed products (market share of approximately 11.1% from December 2010 to November 2011), frozen pizzas (market share of approximately 69.3% from January 2011 to December 2011), frozen pastas (market share of approximately 77.2% from December 2010 to November 2011) and margarines (market share of approximately 60.3% from January to December 2011), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A., or “A.C. Nielsen.” We also sell our frozen poultry, pork and beef products in the domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 40 distribution centers. As of December 31, 2011, we operated 41 meat processing plants (of which we owned 36; the others are owned by third parties but process meat for us), 25 hatcheries (of which we owned 23), 23 animal feed mills, 15 dairy processing plants (of which we own nine, one of which is under construction and five are owned by third parties), 2 margarine processing plants (one of which is held through a joint venture with Unilever), 30 milk collecting centers, one soybean processing plant and one pizza, pasta, dessert and industrialized processing plant.

We are the largest Brazilian exporter of poultry products and are among the largest such exporters in the world, according to the Brazilian Secretariat for External Commerce (Secretariado de Comércio Exterior, or “SECEX”), an agency of the Brazilian Ministry of Development, Industry and External Commerce (Ministério do Desenvolvimento, Indústria e Comércio Exterior). We are the leading Brazilian exporter of pork products, based on export sales volumes in 2009, according to Brazilian Pork Industry and Exporter Association (Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína), or “ABIPECS.”

In the milk and dairy product industry, we are a leader in sales of UHT milk in Brazil, with a 11.1% market share, based on volumes of sales from January 2011 to December 2011, according to A.C. Nielsen. As of December 31, 2011, we had a 6.3% market share of the Brazilian production of powdered milk, according to the U.S. Department of Agriculture, or “USDA.”

We export primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In 2011, our exports accounted for 40.0% of our total net sales. We export to more than 5,000 clients, with customers in Europe accounting for 18.3% of our export net sales in 2011; the Far East, 22.4%; Eurasia (including Russia), 7.4%; the Middle East, 30.0% and the Americas, Africa and other regions, 21.9%.

Our Industry

We manage our business to target both the Brazilian domestic market and the international export markets.

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 2011, Brazil had an estimated population of 194.9 million people, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística)  or “IBGE.” According to IBGE, Brazil had a gross domestic product, or “GDP,” of R$4.1 trillion for 2011, representing an increase of 9.8% over GDP of R$3.7 trillion for 2010, in each case in nominal terms, GDP per capita increased 9.4% in 2011 to R$21,536.

The forecasts of the Central Bank of Brazil (Banco Central do Brasil, or the “Central Bank”) show that the Brazilian GDP in 2011 increased 2.7% in real terms compared to 2010. The inflation rate, as measured by the National Extended Consumer Price Index (Indice Nacional de Preços ao Consumidor Amplo) published by the IBGE, was 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011, continuing a trend of relatively high rates of inflation. The Brazilian government has implemented fiscal and monetary policies to mitigate the impact of the global economic crisis on the Brazilian economy and in order to minimize inflation and to endeavor to keep inflation within a target range.

Brazil is one of the largest consumers of meat, with per capita meat consumption of 98.6 kilograms in 2011, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class in Brazil has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products.

According to the USDA, Brazil is the world’s sixth largest producer and consumer of milk, with 30.6 million tons of milk produced in 2011.

Export Markets

Despite market volatility caused by concerns over Europe’s sovereign debt crisis and the slow recovery of the U.S. economy, global trade in poultry, pork and beef products has improved since 2010. Higher consumer confidence, especially in certain emerging economies, has stimulated global consumption. In addition, higher urbanization rates and income levels, combined with population growth, have improved global consumption.

Brazilian chicken exports increased 3.2% in 2011 to 3.9 million tons, according to Brazilian Association of Chicken Exporters (Associação Brasileira de Exportadores de Frango, or “ABEF”). The increase was largely due to higher sales in Saudi Arabia, Hong Kong and Japan. In contrast, the volume of beef exports decreased 11% in 2011 to 1.1 million tons in 2011 from 1.2 million tons in 2010, according to data from the Brazilian Beef Exporters Association (Associação Brasileira das Indústrias Exportadoras de Carnes), or “ABIEC.” Beef exports were hindered by the European sovereign debt crisis and import restrictions by certain countries, including Russia. In terms of net sales, chicken and beef exports increased approximately 21% and 12%, respectively, in 2011.

Total pork exports dropped 4.4% in 2011, according to ABIPECS, the second consecutive year that the volume of pork exports decreased. Brazil exported 540,418 tons of pork in 2010 and 516,419 tons in 2011. Average prices of pork rose approximately 12% in 2011, resulting in a 7.0% increase in net sales in 2011, despite the lower export volume.

We believe global meat consumption will continue to increase, particularly with respect to chicken and pork meat. This expected increase should help Brazilian exports and production, as Brazilian companies continue to become established in these markets. Moreover, new markets, such as the Chinese and U.S. markets for pork, are expected to open, which should impact Brazilian exports favorably.

Brazil has become a leading participant in export markets for food products on a global basis, due in part to its competitive advantages, which include low animal feed and labor costs and increasing efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry as well as frozen pork and beef cuts. These products are considered commodities and continue to account for a substantial portion of export volumes. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that over the upcoming years, we will sell higher volumes of frozen whole poultry, frozen cut poultry, frozen pork, frozen beef cuts and increasing volumes of processed products.

Forward-Looking Statements

This Annual Report on Form 20-F contains statements that constitute forward-looking statements. Those statements appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisition or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iii) health risks related to the food industry, (iv) the risk of outbreak of animal diseases, in particular avian influenza and swine flu, (v) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vi) strong international and domestic competition, (vii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (viii) the declaration or payment of dividends, (ix) the direction and future operation of the Company, (x) the implementation of the Company’s financing strategy and capital expenditure plans, (xi) the factors or trends affecting the Company’s financial condition or results of operations and (xii) other factors identified or discussed under “Item 3. Key Information––D. Risk Factors.” Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements. The accompanying information contained in this Annual Report on Form 20-F, including without limitation the other information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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

As a result, we present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009, included herein, prepared in accordance with IFRS.

Our results of operations for 2011 and 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the years ended December 31, 2011 and December 31, 2010. Sadia’s results of operations were fully consolidated as from July 8, 2009, when the common shareholders of BRF (then Perdigão S.A.), Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for the purposes of the acquisition, approved our business combination with Sadia. For more information on the business combination with Sadia and our other acquisitions in 2009, see note 6.5 to our consolidated financial statements.

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2011	2010	2009
	(in millions of reais, except per share and per ADR amounts and share data)

Statement of Income Data
Net sales	25,706.2	22,681.3	15,905.8
Cost of sales	(19,047.0)	(16,951.2)	(12,728.9)
Gross profit	6,659.2	5,730.1	3,176.9
Operating income (expenses):
Selling expenses	(3,837.5)	(3,523.1)	(2,577.1)
General and administrative expenses	(426.9)	(332.9)	(222.2)
Other operating expenses	(402.7)	(393.9)	(302.8)
Equity interest in income of affiliates	9.0	4.4	2.5
Operating income	2,001.1	1,484.6	77.3
Financial income (expenses), net	(479.5)	(483.1)	262.5
Income before taxes	1,521.6	1,001.5	339.8
Income and social contribution tax expense	(39.9)	(130.6)	(80.2)
Deferred income and social contribution tax expense	(116.6)	(65.9)	(141.0)
Net income	1,365.1	805.0	118.6
Attributable to:
BRF shareholders	1,367.4	804.1	123.0
Non-controlling shareholders	(2.3)	0.9	(4.4)
Earnings per share – basic (1)	1.57	0.92	0.20
Earnings per ADR – basic (1)	1.57	0.92	0.20
Weighted average shares outstanding at the end of the year – basic (millions) (2)	870,507	870,887	604,120
Earnings per share – diluted	1.57	0.92	0.20
Earnings per ADR – diluted	1.57	0.92	0.20
Weighted average shares outstanding at the end of the year – diluted (millions) (2)	870,546	872,965	606,145
Dividends per share (3)	0.73	0.30	0.23
Dividends per ADR (3)	0.73	0.30	0.23
Dividends per ADR (in U.S. dollars)	0.39	0.18	0.13

(1)   Earnings per share or American Depositary Receipt, or “ADR,” is computed under IFRS based on weighted average shares or ADRs, as the case may be, outstanding over the period. Each ADR evidences one American Depositary Share, or “ADS,” and each ADS represents one common share of our company.

(2)   Includes common shares represented by ADSs, which are evidenced by ADRs.

(3)   Dividends are calculated based on net income determined in accordance with IFRS and adjusted in accordance with the Brazilian Corporation Law (Law No. 6,404/76, as amended).

	As of December 31,
	2011	2010	2009
	(in millions of reais)
Balance Sheet Data
Cash and cash equivalents	1,366.8	2,310.6	1,898.2
Marketable securities	1,372.7	1,032.4	2,345.5
Trade accounts receivable, net	3,207.8	2,565.0	2,140.7
Inventories	2,679.2	2,135.8	2,255.5
Biological assets	1,156.1	900.7	865.5
Other current assets	1,341.2	1,076.2	1,172.5
Total current assets	11,123.8	10,020.7	10,677.9
Marketable securities	153.4	209.1	676.7
Trade accounts receivable, net	2.4	7.0	12.8
Biological assets	387.4	377.7	391.2
Other non-current assets	4,111.6	3,805.4	3,457.2
Investments	20.4	17.5	17.2
Property, plant and equipment, net	9,798.4	9,066.8	8,874.2
Intangible assets	4,386.1	4,247.3	4,276.5
Total non-current assets	18,859.7	17,730.9	17,705.8
Total assets	29,983.5	27,751.5	28,383.7

Short-term debt	3,452.5	2,227.7	3,200.6
Trade accounts payable	2,681.3	2,059.2	1,905.4
Other current liabilities	1,854.0	1,399.3	1,253.2
Total current liabilities	7,987.8	5,686.2	6,359.2
Long-term debt	4,601.1	4,975.2	5,853.5
Other non-current liabilities	3,284.6	3,453.4	3,175.3
Total non-current liabilities	7,885.7	8,428.6	9,028.8

Capital	12,460.5	12,460.5	12,461.8
Capital reserves	76.3	69.4	62.8
Profit reserves	1,760.4	1,064.7	727.6
Accumulated deficit	—	—	(186.1)
Treasury shares	(65.3)	(0.7)	(27.6)
Other comprehensive income (loss)	(161.4)	35.2	(47.5)
Parent company shareholders’ equity	14,070.5	13,629.1	12,991.0
Non-controlling interest	39.5	7.6	4.7
Shareholders’ equity	14,110.0	13,636.7	12,995.7
Total liabilities and shareholders’ equity	29,983.5	27,751.5	28,383.7

	2011	2010	2009	2008	2007
Operating Data
Poultry slaughtered (million heads per year)		1,623.2	1,162.9	863.2	627.3
Pork/beef slaughtered (thousand heads per year)		10,563.4	7,718.7	4,713.2	3,775.0
Total sales of meat and other processed products (thousand tons per year)		5,667.0	4,176.4	3,162.9	1,812.5
Milk collected from producers (millions of liters)		1,499.2	1,396.5	1,605.6	247.0
Employees (at year end)		113,781	113,912	59,008	44,752

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2007	2.1556	1.7325	1.9498	1.7713
2008	2.5004	1.5593	1.8352	2.3370
2009	2.4218	1.7024	1.9959	1.7412
2010	1.8811	1.6554	1.7596	1.6662
2011	1.9016	1.6345	1.6746	1.8758

	Reais per U.S. Dollar
Month	High	Low
October 2011	1.886	1.685
November 2011	1.894	1.727
December 2011	1.876	1.783
January 2012	1.868	1.739
February 2012	1.738	1.702
March 2012	1.833	1.715
April 2012 (through April 11)	1.832	1.826

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

The decreases in demand and selling prices in 2009, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2009, the average corn price on the Chicago Board of Trade, or “CBOT,” was 29.1% lower than the average price in 2008 after increasing 41.1% in 2008 compared to 2007. Soybean prices decreased by 16.3% in 2009 after increasing 42.8% in 2008 compared to 2007. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and throughout 2009. Besides that, the exchange rate volatility and export performance adversely affected our financial performance in those periods.

The volatility of prices of our important raw materials has continued in 2010 and 2011. In 2011, the average corn price on the CBOT was 58.8% higher than the average corn price in 2010. However, the price of corn on the CBOT in December 2011 was 16.7% lower than the price of corn in June 2011, largely as a result of supply and demand volatility in the market. CBOT soybean prices decreased by 15.9% in December 2011 compared to June 2011. In 2011, we found it necessary to increase our selling prices of international products in order to mitigate the impact of the increase in the costs of our raw materials.

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

Our business may be adversely affected by changes in Brazilian and global economic conditions. In 2008 and 2009, our business was materially affected by the global economic crisis, which resulted in increased volatility in our markets and contributed to the net losses recorded in the fourth quarter of 2008 and in the first half of 2009. For instance, the global economic crisis led to an increase in raw material prices, such as corn and soybeans, which we could not pass on to our customers. In addition, there was a sharp decrease in demand in 2009, which forced us to cut 20% of our meat production for export in the first quarter of 2009. Although Brazilian and global economic conditions generally improved in 2010, in 2011, the European sovereign debt crisis led to a significant slowdown in economic activity in Europe, increasing unemployment rates and decreasing meat consumption.  The upheaval in several countries in the Middle East and events in areas of Latin America also affected meat consumption in those regions.  Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

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

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major export markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008. In 2011, Russia prohibited imports from several Brazilian states, citing health and sanitary reasons, and this ban remains in place. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

Our pork business in our Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza, also called “swine flu.”

In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. On June 11, 2009, the World Health Organization, or “WHO,” declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

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

Since 2003, there have been over 526 confirmed human cases of avian influenza and over 311 deaths, according to the WHO. Various countries in Asia, the Middle East and Africa reported human cases in the past five years and as recently as 2011, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In addition, in late 2011, China suspended supplies of live poultry to Hong Kong after a dead chicken there tested positive for avian influenza. In 2011, 62 cases were reported worldwide, with 34 deaths, according to the WHO.

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

Some countries, such as Russia, have a history of erecting trade barriers to imports of food products.  In 2006, Russia began to impose quotas on Brazilian pork, beef and poultry products. Over the last two years, the Russian government has changed the allocation criteria for these quotas (particularly for pork and poultry products), which has negatively affected Brazil’s total export volume. Russia is also developing its local production capabilities and increasing quantitative restrictions. In 2011, Russia prohibited imports from several Brazilian states for health and sanitary reasons, which also decreased Brazil’s total export volume.

We have been affected by trade barriers imposed by a number of other countries from time to time.  In 2009, for example, Ukraine initiated an anti-dumping investigation. Although the investigation was eventually halted and Brazil is once again permitted to export poultry and pork to that country, we cannot predict whether Ukraine may take similar measures in the future.  In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken, specifically whole chicken and boneless cuts. In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily halted Brazilian imports. A final decision by the South African government is expected by the end of this year. The Brazilian government concurrently considering initiating a WTO panel to investigate alleged violations of anti-dumping agreements.  In addition, at the end of 2011, Iraq introduced some barriers to Brazilian chicken exports, and in the beginning of 2012, Argentina imposed additional restrictions on Brazilian pork.

In Europe, another of our important markets, the European Union has, for some time, charged protective tariffs to mitigate the effects of Brazil’s lower production costs on local European producers. In addition, the European Union has a ban on certain types of Brazilian beef that impacts sales of fresh premium cuts and some frozen hindquarter cuts, and imports of Brazilian pork are currently banned.

Developed countries also use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of our products. In addition, local producers in a specific market may exert political pressure on their governments to prevent foreign producers from exporting to their market, particularly during unfavorable economic conditions. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in our export markets. The Brazilian market for whole poultry, poultry cuts and pork cuts is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market. With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

In addition, the potential growth of the Brazilian domestic market for processed food, poultry, pork and beef and Brazil’s low production costs are attractive to international competitors. Although the main barrier to these companies has been the need to build a comprehensive distribution network and a network of outgrowers, international competitors with significant resources could undertake to build these networks or acquire and expand existing networks.

In the Brazilian dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda., LBR (Lácteos Brasil S.A.) and Vigor. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

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

Export sales account for a significant portion of our net sales, representing approximately 40% of our net sales in both 2010 and 2011. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan, China and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•         exchange rate fluctuations;

•         deterioration in international economic conditions;

•         political risks, such as the “Arab Spring” events in the Middle East and recent Venezuelan elections and political instability in Iran;

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

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately one month. More recently in August 2011, a strike at the Itajaí port affected exports for approximately two months. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

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

In particular, political and economic risks in Argentina could limit the profitability of our operations and our ability to execute our strategy in that country.

We have five production facilities in Argentina, and we view growth of our business in Argentina as an important component of our strategy in South America. In the fourth quarter of 2011, we acquired two Argentine companies, Avex and Flora Dánica, demonstrating our commitment to expanding in Argentina. However, executing our strategy in Argentina is subject to significant political and economic risks. Political and economic conditions have been volatile in that country for more than a decade. An economic crisis in 2001-2002 led to a long period of deep recession, inflation and political and social unrest. After growth in the second half of that decade, Argentina suffered a sudden economic decline in 2009, accompanied again by inflation and political and social unrest. Economic uncertainty, inflation and other factors could lead to lower real salaries, lower consumption and unemployment, which could have an adverse effect on demand for our products. In addition, Argentine government policies may adversely affect our ability to realize a return on our investment in Argentina. For example, the government has imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Argentina. More recently, the Argentine government announced the effective nationalization of YPF S.A., Argentina’s leading energy company, through the expropriation of the controlling interest in YPF S.A. held by Repsol YPF S.A., a Spanish company. The Argentine government’s action led to a dramatic decline in the prices of Argentine securities and great concern among international investors. Argentine government intervention, investor reactions and economic uncertainty in Argentina could adversely affect the profitability of our operations and our ability to execute our strategy in that country.

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

In recent years, the size of our acquisitions has increased, which has increased the magnitude of the challenges described above. In 2009, we completed our business combination with Sadia, which was approved by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, the Brazilian government agency with antitrust decision making authority, or “CADE”) in 2011. Since the Sadia transaction, we have continued to grow through acquisitions, in line with our strategy to increase the internationalization of the company. In 2011, we acquired two Argentine companies, Avex S.A., a poultry producer, and Flora Dánica S.A., a margarine producer and distributor, for R$188.3 million. In addition, we acquired Heloisa Indústria e Comércio de Produtos Lácteos Ltda. for R$55.0 million, as a part of our strategy to increase our operations in the dairy business. We may not realize the benefits of the acquisitions we undertake, in the timeframe we anticipate or at all, because of integration or other challenges.

We may not realize the expected benefits of our business combination with Sadia, whether because of lost revenues from businesses we were required to divest, difficulty in achieving projected synergies or other reasons.

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from the CADE, but that approval was subject to a number of conditions, including, among others:

•         the suspension of our use of the Perdigão and Batavo  brands with respect to several product lines in the Brazilian market for periods ranging from three to five years;

•         the divestment of our Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana  and Delicata  trademarks; and

•         the divestment of 10 processed food plants, two hog slaughtering plants, two poultry slaughtering plants, four animal feed plants, 12 chicken breeder stock farms, two poultry hatcheries and eight distribution centers and a related portfolio of contracts with integrated poultry and hog outgrowers.

In March 2012, we entered into an agreement with Marfrig Alimentos S.A. to exchange these assets for assets and cash held by Marfrig. Under the agreement:

•         We agreed to transfer to Marfrig:

•         the trademarks, intellectual property, real property, facilities and equipment described in the agreement with the CADE;

•         the assets and rights relating to eight distribution centers;

•         through a lease, our hog slaughtering plant in Carambeí in the State of Paraná, with an option by Marfrig to purchase the plant for R$188.0 million at the end of the lease term;

•         capital stock of certain subsidiaries relating to the assets above;

•         contracts with integrated producers to ensure that Marfrig will maintain the same levels of supply as BRF and Sadia did; and

•         Sadia’s 64.57% interest in the capital stock of Excelsior Alimentos S.A.

In return, Marfrig agreed to transfer to us its 90.05% interest in Quickfood S.A., an Argentine company; and R$350.0 million in cash, of which R$100.0 million must be paid between June and October 2012 and the remaining R$250.0 million will be paid in 72 monthly installments, plus interest at market rates.  The transaction with Marfrig is subject to conditions precedent, including an announcement by the CADE that the agreement fulfills the conditions of the Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”).  For more details on these agreements, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”

Based on our results of operations for the year ended December 31, 2010, we estimate that the sale of assets and brands agreed with CADE represent revenues of approximately R$1.7 billion and sales volumes equivalent to approximately 456 thousand tons of in natura, marinated and processed products and other products.  We estimate that the suspended Perdigão  and Sadia  brand categories are equivalent to a further R$1.2 billion in revenues.

Although we expect to achieve synergies from the integration of the Brazilian operations of BRF and Sadia, those synergies may not compensate for the lost revenue from the divested brands and assets or the suspended brands or any unanticipated costs.  Our synergy projections are based on historical sales volumes, and if our sales volumes in future periods are lower than those we have assumed, our synergies could also be lower than our projections.  In addition, we estimate that we will need to invest approximately R$700 million from 2011 to 2013 to achieve our projected synergies.  We may not achieve the full amount of our projected synergies for 2012 to 2013, or it may take us longer to achieve these synergies than we currently anticipate.

The divestment and suspension of these brands will require us to refocus our marketing and sales efforts on our remaining brands in the Brazilian market and adjust our operations accordingly.  The transfers of our brands could lead to confusion among consumers and could affect customer loyalty.  In addition, we run the risk that any contamination or other health issue that may arise in the future from a product sold using one of our divested or suspended brands may be associated with our company, even if we did not produce the product.  Any such issue could have an adverse effect on our business, revenues and results of operations.

In addition, our integration of the Brazilian business of Sadia with our Brazilian business is ongoing, and any failure to effectively integrate those operations may increase our costs, adversely affect our margins or have other negative consequences.  The challenges of integration and transition include, among others:

•         devising a coherent marketing and branding strategy in our domestic market that takes into account the relative strengths of BRF’s and Sadia’s marketing and brands, after giving effect to the transfer of brands to Marfrig;

•         continuing to integrate two of the largest customer distribution networks in Brazil;

•         continuing to integrate the extensive production facilities of BRF and Sadia in several Brazilian states; and

•         the potential loss of key customers of BRF or Sadia, or both.

The business combination with Sadia is significantly larger than any other transaction we have undertaken in the past, and the Brazilian antitrust approval raised more complex issues than we have faced in any other acquisition.  Any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of our common shares or ADRs.

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, five pension funds hold a significant percentage of our common shares and, acting together, have the ability to significantly influence our decisions. Those pension funds owned 27.5% of our total capital as of December 31, 2011. They were parties to a shareholders’ voting agreement that expired on October 2011 that set forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters. Although the current shareholders’ agreement has expired, the pension funds continue to be guided by its terms and are currently negotiating a new shareholders’ voting agreement.

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

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2011 are included in “Item 8. Financial Information—Legal Proceedings” and note 25 to our consolidated financial statements.

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

As is typical in our business, our plants, distribution centers, vehicles and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured against, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant cost. In addition, we could be required to pay indemnification to parties affected by such an event.

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mediate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance. For example, in March 2011, a fire affected part of the installations of our Nova Mutum, Mato Grosso unit, and on October 2011, another fire affected part of the installations of our Brasília unit. Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot guarantee that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Risks Relating to Our Indebtedness

We have substantial indebtedness, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2011, our total consolidated debt was R$8,053.5 million, including R$2,567.3 million of debt incurred by our subsidiary Sadia.

Our substantial indebtedness could have major consequences for us, including:

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

We have substantial debt that matures in each of the next several years.

As of December 31, 2011, we had R$3,452.5 million of debt that matures in 2012, R$776.9 million of debt that matures in 2013, R$578.5 million of debt that matures in 2014, R$142.4 million of debt that matures in 2015 and R$3,103.3 million of debt that matures in 2016 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2011, we had R$4,723.8 million of foreign currency debt, including R$1,638.3 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

•         the pressures on credit return as a result of disruptions in the global stock and credit markets,

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

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 7.7% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010 and 5.1% in 2011. In addition, according to the IPCA, published by the IBGE, the Brazilian consumer price inflation rates were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011.  In both 2010 and 2011, the actual inflation rate was significantly higher than the Brazilian Central Bank’s target of 4.5%. Increases in personal expenses (which include services) were the main reason that consumer inflation did not meet the Central Bank’s target in 2011.  See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

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

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2006 and 2007 the real  appreciated 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008, the real  depreciated 31.9% against the U.S. dollar. In 2009 and 2010 the real  appreciated 25.5% and 4.3%, respectively, against the U.S. dollar. In 2011, the real  depreciated 12.6% against the U.S. dollar.

Any appreciation of the real against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

On the other hand, any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,723.8 million at December 31, 2011, representing approximately 59% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. Foreign-currency denominated credit facilities expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2011, our short-term consolidated exchange rate exposure was R$1,638.3 million of the amount described above. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators.

At the end of former president Luiz Inácio Lula da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%. With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The low interest rates from previous years resulted in high inflation rates of 6.5% in 2011, leading to the Central Bank’s decision to increase interest rates to stabilize the situation.

At December 31, 2011, approximately 32% of our total liabilities from indebtedness and derivative instruments of R$8,053.5 billion was either (1) denominated in (or swapped into) reais   and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito  Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social — COFINS), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. These proposals are not assured to be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Relating to Our Common Shares and the ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ARSs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, to the extent permitted by the rules of the New York Stock Exchange.

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

Non-Brazilian holders of ADRs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company, and our shareholders may have less extensive rights.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,292 billion, or U.S.$1,219 billion, at December 31, 2011 and an average daily trading volume of R$6.2 billion in 2011. By contrast, the New York Stock Exchange had a market capitalization of U.S.$11.8 trillion at December 31, 2011 (U.S. domestic listed companies) and an average daily trading volume of U.S.$71.5 billion in 2011. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 54.0% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2011. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 47.0% of all shares traded on the São Paulo Stock Exchange in 2011. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2011, and we do not expect to be a PFIC for 2012 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change. See “Item 10. Additional Information––E. Taxation––U.S. Federal Income Tax Considerations––Passive Foreign Investment Company.”

ITEM 4.            INFORMATION ON THE COMPANY

A.                  History and Development of the Company.

Corporate History

BRF-Brasil Foods S.A. is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”).

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

•         VALIA - Fundação Vale do Rio Doce de Seguridade Social, or “VALIA,” the pension fund of employees of Vale S.A.; and

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

On March 6, 2006, PREVI, SISTEL, PETROS, Real Grandeza, FAPEs, PREVI-BANERJ and VALIA (the “Pension Funds”) entered into a shareholders’ voting agreement, effective April 12, 2006, related to the common shares they held, directly or indirectly, which represented 49.0% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification. As of December 31, 2011, the Pension Funds, directly or indirectly, held 27.5% of our common shares.

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies.  The business combination became fully effective on September 22, 2009, and Sadia became our wholly-owned subsidiary.  See “—Recent Acquisitions and Investments—Business Combination with Sadia” for more information about the Sadia transaction.

Corporate Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Subsidiary	Country of Incorporation	Business	Interest in Equity as of December 31, 2011
Crossban Holdings GMBH	Austria	Holding company of international subsidiaries	100%
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary	100%
Sadia S.A.	Brazil	Operating subsidiary	100%

The chart below shows the simplified corporate structure of our company.

We have announced that we intend to merge Sadia with and into BRF – Brasil Foods S.A., and we expect the merger to be effective on December 31, 2012.

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

Agreement with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Holders of common shares and preferred shares of Sadia received common shares of BRF, and holders of American depositary shares representing preferred shares of Sadia, received ADRs evidencing ADSs representing common shares of BRF.

A number of steps of the merger were approved at separate extraordinary general meetings, held on July 8, 2009, of the common shareholders of Perdigão, Sadia, and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition. In connection with the business combination, we changed our name from Perdigão S.A. to BRF – Brasil Foods S.A.  The business combination became fully effective on September 22, 2009, and Sadia became our wholly-owned subsidiary.

We have announced that we intend to merge Sadia with and into BRF – Brasil Foods S.A., and we expect the merger to be effective on December 31, 2012.

Antitrust Approvals

The business combination was reviewed by antitrust authorities both in Brazil and in Europe.  Approval by the European antitrust authorities was received on June 29, 2009.  Brazilian law does not prevent parties from closing a transaction on a provisional basis before the Brazilian antitrust authorities have rendered a final decision.  Before our shareholders approved the transaction, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision was made by the antitrust authorities.  On September 16, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for in natura meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and in natura beef), but not purchases of poultry or hogs.

On June 29, 2010, the Economic Policy Bureau of the Ministry of the Treasury (Secretaria de Acompanhamento Econômico, or “SEAE”) published its report on the business combination and recommended to the CADE that the transaction be approved with certain restrictions.  The SEAE’s report found significant concentration with a probability of negative competitive effects for certain of the activities of our combined company in our domestic market, including in the slaughter of poultry in the State of Mato Grosso, the slaughter of turkey in the State of Paraná, the sale of fresh (in natura) turkey and the sale of a number of processed products, including lasagnas, frozen pizzas, hamburgers, salamis and margarine.  The SEAE report included a number of recommendations that the CADE considered in formulating the conditions to its approval of the business combination.

On July 13, 2011, the CADE approved the transaction, conditioned upon compliance with the terms of a Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”) that we entered into with the CADE on July 18, 2011.  Under the TCD, we agreed to a number of measures, including the following:

•         We agreed to divest:

•         our Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana  and Delicata trademarks;

•         10 processed food plants, two hog slaughtering plants, two poultry slaughtering plants, four animal feed plants, 12 chicken breeder stock farms, two poultry hatcheries and eight distribution centers; and

•         a related portfolio of contracts with integrated poultry and hog outgrowers.

•         We agreed to suspend the use of our Perdigão  brand in Brazil:

•         for three years for cooked hams, luncheon meat, the pork festive line (frozen seasoned pork loin, smoked pork shoulder, seasoned bone/boneless pork leg, boneless baby tender ham and pork tender), smoked sausage and pork sausage;

•         for four years for salamis; and

•         for five years for lasagnas, frozen pizzas, kibes, meatballs and the light line of turkey cold cuts,

and we agreed not to create new brands or use other brands to compete in those product lines for five years.

•         We agreed to suspend the use of the Batavo  brand for four years for the types of products listed above, as well as for margarine, in natura turkey, bologna sausage, the poultry festive line, hamburger and breaded products.

•         We agreed not to enter into certain exclusivity or merchandising arrangements with wholesale and retail supermarkets, hypermarkets and other points of sale.

•         We agreed to guarantee a supply of in natura turkey meat to the purchaser of the Rezende brand.

•         We agreed maintain the production units to be sold in the same or better operating conditions, to maintain related employment levels, maintain specified marketing spending and market share levels.

The TCD applies only to the specified markets and product categories within the Brazilian market.  The TCD does not restrict the ability of BRF and Sadia to act freely in our export markets, in the Brazilian dairy market and in the Brazilian food service market.  The CADE will monitor our compliance with the agreement, and we must submit monthly reports to the CADE.

Agreement with Marfrig

On December 8, 2011, we announced an agreement with Marfrig Alimentos S.A. (“Marfrig”) for an exchange of assets in compliance with the TCD.  We entered into the definitive exchange agreement with Marfrig on March 20, 2012.  Under the agreement:

•         We agreed to transfer to Marfrig:

•         the trademarks, intellectual property, real property, facilities and equipment described in the TCD;

•         the assets and rights relating to eight distribution centers;

•         through a lease, our hog slaughtering plant in Carambeí in the State of Paraná, with an option by Marfrig to purchase the plant for R$188.0 million at the end of the lease term;

•         capital stock of certain subsidiaries relating to the assets above;

•         contracts with integrated producers to ensure that Marfrig will maintain the same levels of supply as BRF and Sadia did; and

•         Sadia’s 64.57% interest in the capital stock of Excelsior Alimentos S.A.

•         In return, Marfrig agreed to transfer to us:

•         its 90.05% interest in Quickfood S.A., an Argentine food processing company (although the slaughterhouse activity of Quickfood S.A. will be separated and will continue to be controlled by Marfrig);

•         R$350.0 million in cash, of which R$100.0 million must be paid between June and October 2012 and the remaining R$250.0 million will be paid in 72 monthly installments, plus interest at market rates; and

•         Marfrig’s commercial operations related to the Paty  brand in Uruguay and Chile.

The transaction with Marfrig is subject to conditions precedent, including an announcement by the CADE that the agreement fulfills the conditions of the TCD.  We expect the transaction to be completed by June 1, 2012.

For more information on the TCD and our agreement with Marfrig, see note 1.2 to our consolidated financial statements.  A copy of the TCD is filed as Exhibit 4.05 to this Annual Report on Form 20-F.

Impact of the Marfrig Agreement

Based on our results of operations for the year ended December 31, 2010, we estimate that the sale of assets and brands agreed with CADE pursuant to the TCD represent revenues of approximately R$1.7 billion and sales volumes equivalent to approximately 456 thousand tons of in natura, marinated and processed products, as well as festive product lines and margarines. We estimate that the suspended Perdigão  and Sadia  brand categories are equivalent to a further R$1.2 billion in revenues.

The Perdigão  brand remains the property of BRF, and we will continue to use it in various processed food categories, such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, festive poultry-based products and our entire line of in natura products, among others. In 2010, the volume subject to the TCD restrictions would have represented sales of about one-third of all Perdigão  branded products.

With CADE approval of the Sadia business combination, we have announced that we aim to achieve additional net synergies before taxes and participations of about R$1 billion per year for the period 2012 - 2013.  However, we also expect that we will need to invest approximately R$700 million to achieve our projected synergies.  The realization of synergies will be contingent upon the success of the processes to be implemented in the areas of supplies (grains and other raw materials), manufacturing, agriculture and logistics as well as upon the investments which will be needed to obtain these gains.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not realize the expected benefits of our business combination with Sadia, whether because of lost revenues from businesses we were required to divest, difficulty in achieving projected synergies or other reasons.”

Other Recent Acquisitions

Argentine Investments

In October 2011, we announced a partnership with, and the acquisition of a 70.7% interest in, Avex S.A. (“Avex”), an Argentine poultry producer.  Through this acquisition, we also acquired a controlling interest in Avex’s wholly owned subsidiary Flora Dánica S.A. (“Flora Dánica”) and Flora Dánica’s subsidiaries.  Flora Dánica is an Argentine manufacturer of food products under the Dánica  brand for the mass consumption market (including margarine, mayonnaise, sauces, yeasts and pie crusts), the bread-making market (including bread additives, premixes, confectioner’s custard, yeasts and industrial mayonnaise) and the industrial market (specific hydrogenated vegetable oils).  We paid total consideration of approximately R$188.3 million.  For more information about this transaction, see note 6.1 to our consolidated financial statements.

Chinese Joint Venture

In May 2011, we entered into a letter of intent to negotiate a joint venture in China with Dah Chong Hong Limited, a subsidiary of Dah Chong Hong Holdings Limted, an international conglomerate.  We entered into a 50-50 joint venture in January 2012 and began exporting pork to this joint venture in March 2012, allowing us access to Dah Chong Hong’s distribution network.  The joint venture is aimed at in natura and processed products and will increase our access to the Chinese market.  We will focus on production, technical support and marketing, and Dah Chong Hong will focus on supply chain, distribution, packaging and processing of products for sale, and general support.  Dah Chong Hong and its affiliates have a significant distribution network in China for food, consumer products and other products, including for the distribution of chilled and frozen products.  Each of BRF and Dah Chong Hong has appointed an equal number of members to the board of directors and the executive committee of the joint venture. For more ifnormation on this joint venture, see note 38.2 to our consolidated financial statements.

Brazilian Acquisitions

In September 2011, we announced that we had exercised an option to purchase the industrial unit of Coopercampos located in the city of Campos Novos in the State of Santa Catarina, which we believe will ultimately have the capacity to slaughter 7,000 hogs per day.  Coopercampos began constructing the unit in 2007, and in April 2010, we entered into a partnership agreement with Coopercampos, which included the purchase option.  We have invested a total amount of R$154.5 million, of which R$79.4 million was paid in 2011 and R$75.1 million was paid in 2010.  Coopercampos will continue to provide hogs to the unit, which we will manage.  For more information about this transaction, see note 6.3 to our consolidated financial statements.

In November 2011, we acquired Heloisa Indústria e Comércio de Produtos Lácteos Ltda., a Brazilian dairy products company, for R$122.5 million, including cash consideration of R$55.0 million and assumed debt and other liabilities of R$67.5 million. For more information about the Heloisa acquisition, see note 6.2 to our consolidated financial statements.

Other Investments

In August 2011, we announced a US$120.0 million investment to build a plant in the United Arab Emirates that will produce processed products, with a capacity of more than 80,000 tons per year. We believe this project will be instrumental in consolidating our leadership in the Middle East by improving our brand penetration as well as our distribution and sales networks. In addition, we expect to use the plant as a springboard to serve new markets. By only servicing the Middle Eastern market at this plant, we will have greater flexibility to tailor our product offering to regional demands.

In September 2011, our subsidiary Crossban Holdings Gmbh acquired 40% of the shares issued by Sadia Chile S.A. for R$16.8 million, purchasing the interest of Sadia’s former partner in Chile. Agricola Nova S.A. The remaining 60% of Sadia Chile S.A. is held indirectly by our subsidiary Sadia.

Capital Expenditures

In 2011, we recorded total investments of R$1.6 billion in order to support our organic growth, including total capital expenditures of R$1,125.2 million and expenditures of R$492.1 million for the replenishment of breeder stock. Capital expenditures in 2011 were largely dedicated to productivity and improvements as well as the continuing expansion of our industrial plant capacity, including the agroundustrial complex of Lucas do Rio Verde.

The table below sets forth our capital expenditures for the periods indicated and does not include business combinations or other acquisitions of businesses:

	As of December 31,
	2011	2010
	(in millions of reais)
Expansion and enhancement of production facilities	399.1	247.2
Lucas do Rio Verde and Vitória de Santo Antão Agroindustrial Complex	66.9	38.8
New projects	141.6	105.7
Productivity investments	443.1	282.9
Other capital expenditures	74.4	23.2
Total capital expenditures	1,125.2	697.8

Major capital expenditures in 2011 and 2010 included the following:

Lucas do Rio Verde and Vitória de Santo Antão. In 2011 and 2010, we invested a total of R$66.9 million and R$38.8 million, respectively, in the construction of these agroindustrial complexes.  Lucas do Rio Verde is located in the midwest State of Mato Grosso, and Vitória de Santo Antão is located in the State of Pernambuco in the northeast of Brazil.

Our most significant investment over the last five years, which began as an investment by Sadia before our business combination with Sadia, is the agroindustrial site of Lucas do Rio Verde in the State of Mato Grosso. The first stage of this project involved the construction of one poultry slaughtering unit, one pork slaughtering unit and one processing unit. The project included 190 broiler modules (which together produce 500,000 day-old chicks per day) and 115 hog modules (which together produce 5,000 piglets per day), which will be equipped with advanced technology to ensure animal wellness, higher productivity and, consequently, better competitiveness. The total estimated investment amounted to approximately R$869.7 million, most of which came from us and the remaining from a group of outgrowers. The outgrowers were indirectly financed by BNDES to build the pork and poultry farms that feed the agroindustrial plant. Construction started in the second half of 2006, and the plant start-up occurred in the second half of 2008 with the slaughtering of poultry and the production of processed products. The unit became fully operational in 2011, and we have initiated the second stage of the project with planned increases in capacity of both pork and chicken slaughtering and an additional processing unit.

In addition to starting up our largest plant in Brazil in Lucas do Rio Verde in the State of Mato Grosso, we have built our first plant in the northeast region, located in Vitória de Santo Antão in the State of Pernambuco. As of December 31, 2011, the total investment in this plant was R$3.7 million. It was completed in 2010 and is now in operation.

Information Technology.  In 2010, we began to install an integrated system platform to help us with synergies as a result of our business combination with Sadia. The project, which is expected to be completed later in 2012, will involve approximately 200 people working in the following four stages: (1) upgrading the SAP system to increase processing capacity; (2) developing the initial platform; (3) developing the HR SAP system; and (4) rolling out the SAP APO – Advance Planning Optimization. This investment is recorded as an intangible asset and is not reflected in the table above.

Internationalization Project. We are developing a long-term internationalization project focused on increasing our presence in countries where we can distribute our products profitably.

In 2012, we expect to make capital expenditures of approximately R$2,000 million to R$2,200 million (and an additional estimated R$500 million in expenditures on biological assets). We expect to focus our capital expenditures on projects that are currently in progress, such as the integration of Sadia with our business.  We expect to invest approximately R$450 million in 2012 to obtain synergies related to our business combination with Sadia.

Competitive Strengths

We believe our major competitive strengths are as follows:

•     Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete both in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business, increase our offering of value-added products and increase our share of international markets.  In 2011, we slaughtered approximately 1.8 billion chickens and other poultry and 11.0 million hogs and cattle. We sold nearly 6.7 million tons of poultry, pork, beef, milk and processed food products, including dairy products and other processed products, in the same period. Our own and licensed brands are highly recognized in Brazil, and our export brands are well established in those markets.

•     Extensive Distribution Network in Brazil and in Export Markets.   We believe that we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 140 countries, and we have begun to develop our own distribution network in Europe, where we sell directly to food processing and food service companies and to local distributors, and in Asia through a joint venture. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign businesses, resulting in increased sales volumes and a broader reach of our product lines.

•     Low-Cost Producer in an Increasingly Global Market.   We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and to efficiency gains in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented a number of programs designed to maintain and improve our cost-effectiveness, including our ATP-Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP-Shared Services Center, which centralizes our corporate and administrative functions; our MVP-More Value program to provide our managers with more efficient use of fixed and working capital; and matrix-based budgeting intended to improve the efficiency of cost management.

•     Diversified and Strategic Geographical Location.   In the meat business, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. The geographical diversity of our plants in 11 Brazilian states also enables us to reduce transportation costs due to the proximity to grain-producing regions, while also being close to the country’s main export ports. Our dairy operations are based in the main milk-producing areas of different regions of Brazil, allowing easy access to the consumer market.

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

Business Strategy

Our overall strategy is to use our competitive advantages as a food company with one of the most diversified chilled and frozen food product portfolios to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reducing volatility in our results. We will continue to seek balanced growth and consolidation among the business segments in which we operate (poultry, pork and beef both in the domestic and export markets, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main elements of our strategy, applicable to the poultry, pork and beef business segments and to the milk, dairy product, margarine and processed food products, are as follows:

•     Strengthen Our Global Distribution Network.   We continue to develop our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. In 2012, we expect to continue executing a long-term international distribution strategy in order to increase our brand awareness globally and expand into countries where we believe we can distribute our products profitably. We are focusing on expanding our distribution network in Europe, the Middle East and Asia so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. For example, we recently entered into a joint venture in China with Dah Chong Hong Limited and began exporting pork to this joint venture in March 2012, allowing us access to Dah Chong Hong’s distribution network.

•     Further Develop Our Domestic and International Customer Base.   We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe that there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses. Domestic market sales represented 60.0% of our total net sales, while export market sales represented 40.0% in 2011.

•     Expand Our Core Business.   We intend to further develop our core businesses of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to increase scale and efficiency. For example, we are expanding our Lucas do Rio Verde Agroindustrial Complex to increase our production capacity for poultry, pork and processed products to meet long-term demand for these categories.

•     Diversify Our Product Lines, Focusing on Value-Added Processed Food Products.   We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. In 2009, we entered into a business combination with Sadia, which brought a wide array of processed food products to our portfolio and is also one of the largest exporters of poultry products. In 2011, we purchased two Argentine companies, Avex and Flora Dánica, in order to expand our competitive base, leverage our export platform and address the potential of the local Argentine market. Avex produces unprocessed poultry products, and Flora Dánica produces, among other items, mayonnaise, sauces and margarine. In that same year, we began negotiations to establish our joint venture in China with Dah Chong Hong Company, one of the biggest food companies in the country, in order to leverage our main brands internationally and access local product processing and distribution expertise. We announced the formation of the joint venture in early 2012 and, as noted above, have begun exporting pork to the joint venture. We may also pursue other acquisitions and/or build new industrial plants to support these strategic goals.

•     Continue to Seek Leadership in Low Costs.   We continuously improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are concentrating our expansion efforts primarily in the mid-western region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allow us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

•     Synergies.  Our acquisitions in recent years, including our business combination with Sadia, have created synergies. Our business combination strategy aims to expand our businesses in both the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term from our mergers and acquisitions. We select potential business combination transactions in line with our strategy of bringing to our company a diverse range of processed food, meat and dairy products, distribution networks and customer relationships in both our domestic and export markets which can be integrated with and leveraged from our own operations.

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

In 2009, we acquired Sadia, which became one of our wholly-owned subsidiaries. The results of Sadia were fully incorporated into ours as from July 8, 2009. To facilitate the comparison of our volume production in 2011 and 2010 relative to 2009, we present below certain sales volume data for 2009 on a combined basis to give effect to the acquisition of Sadia as if it had occurred on January 1, 2009. The combined presentation of sales volume is only for illustrative purposes and is not in accordance with IFRS.

During 2011 we launched over 280 new products, including the Sadia-branded danbo  and mozzarella  cheeses.  Our new products included 82 new beef and pork products, 43 other products for the domestic market segment, 121 other products for our export markets, 28 new products in our dairy segment and 14 new products for our food services segment.

Poultry

We produce frozen whole and cut poultries, partridges and quail. In 2011, we slaughtered approximately 1.8 billion chickens and other poultry, compared to 1.6 billion in 2010. We sold 1,932 thousand tons of frozen chicken and other poultry products in 2011, compared to 1,895 thousand tons in 2010 and to 1,745 thousand tons in 2009 on a combined basis. Most of our poultry sales are to our export markets.

Pork and Beef

We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. In 2011, we slaughtered approximately 11.0 million hogs and cattle, compared to 10.5 million in 2010. We sold 404 thousand tons of pork and beef cuts in 2011, compared to 427 thousand tons of pork and beef cuts in 2010 and 413 thousand tons of pork and beef cuts in 2009 on a combined basis. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We raise hogs but do not raise cattle at our facilities.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, dairy products, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 2,513 thousand tons of processed foods in 2011, compared to 2,472 thousand tons in 2010 and 2,341 thousand tons in 2009 on a combined basis. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Margarine

We began sales of margarine products in 2005 under the Doriana, Delicata, Claybom, Turma da Mônica and Borella brand names as part of our strategy to diversify our product lines and to take advantage of our refrigerated distribution network. We purchase the soybean oil from an agricultural cooperative supplier. We initially sold margarine under two brand names (Turma da Mônica and  Borella). In 2007, we acquired the margarine brands Doriana, Delicata and Claybom  from Unilever, as well as the equipment to produce such margarines. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel  and Becel ProActiv in Brazil.

We agreed to divest the Doriana  and Delicata  brands as part of our agreement with the CADE described in “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”  In the future, we will focus our marketing of margarine on our other brands.

Dairy Products

In 2006, we entered the dairy products business through our acquisition of a controlling interest in Batávia. In 2007, we acquired the remaining 49% interest in Batávia. In 2008, we expanded our presence in this market through the acquisition of Eleva.

We produce pasteurized and UHT milk, which we sell in our domestic market. We sold 861 thousand tons of pasteurized and UHT milk in 2011, 873 thousand tons in 2010 and 795 thousand tons in 2009, most of it in the domestic market.

We also produce and sell a wide range of dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts.  In 2011 and 2010, we produced 1.1 million tons of dairy products. We sold 209 thousand tons of dairy processed products in 2011, compared to 205 thousand tons in 2010 and 205 thousand tons in 2009.

Other

We produce animal feed mainly to feed poultry and hogs raised by us. In 2011 we produced 11,239 thousands of tons of feed and premix, compared to 10,723 thousands of tons in 2010. However, we also sell a small portion of our animal feed production to our integrated outgrowers or to unaffiliated customers.

We produce a limited range of soy-based products, including soy meal and refined soy flour. We also produced soybean oil until 2005, when we sold our soybean oil plant, located in the city of Marau in the State of Rio Grande do Sul, to Bunge Alimentos because we determined that soybean oil was neither a core business product nor a business scope product to our company.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA as of October 2011. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years, and Brazil was the number one global poultry exporter in 2011. This development can be explained by the increase of Brazilian companies’ production dedicated to exports, as well as by the competitiveness of Brazilian poultry. Sanitary problems in the main producing countries, such as the Bovine Spongiform Encephalophy (“BSE”) cases in Europe, avian influenza problems in Thailand and both BSE and avian influenza cases in the United States, have changed the world poultry trade dynamics. Reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts. Additionally, in recent years, several new markets in Eastern Europe, Africa and the Middle East have been opened to Brazilian chicken exports.  In 2011, for example, Brazil already had access to about 150 markets.

Global poultry trade increased 2.8% in 2011, while Brazilian poultry exports increased 3.0% in the same period, reaching 3.9 million tons according to SECEX. Exports of poultry parts increased almost 5.0%, representing more than 52% of the total exported volumes. Whole chicken, which represents 38% of the total, increased 0.9%. The main destinations were Saudi Arabia, Hong Kong and Japan, which increased total imports from Brazil by 13%, 15% and 2.4%, respectively.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Poultry Producers(1)	2011(2)	2010(2)	2009
	(in thousands of tons - “ready to cook” equivalent)
U.S.A.	19,350	19,089	18,470
China	13,206	12,556	12,105
Brazil	13,459	12,797	11,489
European Union (27 countries)	11,440	11,191	10,551
Mexico	2,932	2,821	2,792
Others	25,958	25,154	23,919
Total	86,345	83,608	77,031

Primary Poultry Exporters (1)	2011(2)	2010(2)	2009
	(in thousands of tons - “ready to cook” equivalent)
Brazil	3,440	3,339	3,386
U.S.A.	3,261	3,333	3,335
European Union (27 countries)	1,250	1,126	889
China	410	379	291
Thailand	460	432	379
Others	943	881	700
Total	9,764	9,490	8,980

Primary Poultry Consumers(1)	2011(2)	2010(2)	2009
	(in thousands of tons - “ready to cook” equivalent)
U.S.A.	16,187	15,775	15,309
China	13,061	12,489	12,242
European Union (27 countries)	10,980	10,841	10,493
Brazil	10,020	9,459	8,334
Mexico	3,661	3,508	3,419
Russia	3,030	3,043	3,043
Others	28,019	27,339	27,339
Total	84,958	82,454	82,454

(1)   Includes chicken, special poultry and turkey.

(2)   Based on preliminary data.

Source: USDA, October 2011.

Pork

Brazil is the fourth largest producer and exporter, and the fifth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production and consumption of pork has increased since 2009. Pork exports dropped in 2011 to 582,000 tons, adversely affected by a Russian ban, under which Russia has suspended imports of pork and other meat from several Brazilian states since June 2011, citing health and sanitary reasons. The USDA expects an increase in global production and consumption of pork in 2012 of 2.3% and 2.0%, respectively. Brazilian pork exports in 2012 are expected to remain around 570,000 tons.

Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Measured by the average birth rate of piglets, productivity has doubled since the 1970s, and the birth rate has reached 24 animals per female. Research developments have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders also contributed to the production increase.

Russia lost its position as Brazil’s major destination of pork meat due to the current ban on imports from several Brazilian states. Hong Kong is now the largest importer from Brazil, representing about 25% of total Brazilian exports, followed by Russia, Ukraine and Argentina. Russian imports from Brazil dropped 45% from 2010 to 2011, while Hong Kong, Ukrainian and Argentine imports went up 30%, 54% and 18%, respectively.

Volumes exported from Brazil to the Asian market in 2012 are expected to increase. Moreover, the recent approval of Brazilian imports of pork by the United States may facilitate approval of exports to Japan and South Korea. These Asian markets are important due to the amount of meat they consume and their demand for better quality products with greater value added. It is also expected that Brazilian exports will be approved in Europe, a market with high level of health standards requirements.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2011(1)	2010(1)	2009
	(in thousands of tons - weight in equivalent carcass)
China	49,500	51,070	48,905
European Union (27 countries)	22,530	22,552	22,434
U.S.A.	10,278	10,186	10,442
Brazil	3,227	3,195	3,130
Russian Federation	1,965	1,920	1,844
Vietnam	1,960	1,930	1,910
Others	11,667	11,892	11,740
Total	101,127	102,745	100,405

Main Pork Exporters	2011(1)	2010(1)	2009
	(in thousands of tons - weight in equivalent carcass)
U.S.A.	2,246	1,916	1,857
European Union (27 countries)	2,000	1,754	1,415
Canada	1,160	1,159	1,123
Brazil	582	619	707
China	260	278	232
Chile	140	130	152
Others	186	187	173
Total	6,574	6,043	5,659

Main Pork Consumers	2011(1)	2010(1)	2009
	(in thousands of tons - weight in equivalent carcass)
China	49,810	51,157	48,823
European Union (27 countries)	20,545	20,823	21,057
U.S.A.	8,384	8,653	9,013
Russian Federation	2,894	2,799	2,688
Brazil	2,646	2,577	2,423
Japan	2,481	2,488	2,467
Others	14,089	14,049	13,786
Total	100,849	102,546	100,257

(1)   Based on preliminary data.

Source: USDA, October 2011.

Beef

We began to produce beef cuts in 2005 for sale in our export markets and in the Brazilian market. Brazil is the second largest producer and exporter and the third largest consumer of beef in the world, according to tonnage data compiled by the USDA. The agency is expecting a slight decrease in global beef production and consumption from 2011 to 2012 and an increase in exports. The reduced world production is explained in part by the reduction of production in the United States due in part to a drought that left producers with a severe shortage of pasture. Argentine cattle and beef production is expected to recover slightly in 2012, influenced by higher cattle prices, which has encouraged producers to invest in their production.

	World Beef Panorama
Main Beef Producers	2011(1)	2010(1)	2009
	(in thousands of tons - weight in equivalent carcass)
United States	12,048	12,047	11,891
Brazil	9,030	9,115	8,935
EU-27	8,050	8,022	7,913
China	5,550	5,600	5,764
Argentina	2,500	2,620	3,380
India	3,060	2,842	2,514
Others	16,610	16,797	16,751
Total	56,848	57,043	57,148

	World Beef Panorama
Main Beef Consumers	2011(1)	2010(1)	2009
	(in thousands of tons - weight in equivalent carcass)
U.S.A.	11,750	12,039	12,239
European Union (27 countries)	7,945	8,122	8,262
Brazil	7,750	7,592	7,374
China	5,532	5,589	5,749
Russia	2,451	2,450	2,457
Argentina	2,242	2,325	2,727
Others	18,164	18,126	17,677
Total	55,834	56,243	56,485

	World Beef Panorama
Main Beef Exporters	2011(1)	2010(1)	2009
	(in thousands of tons - weight in equivalent carcass)
Australia	1,350	1,368	1,364
Brazil	1,325	1,558	1,596
U.S.A.	1241	1043	878
India	1,100	917	609
New Zealand	501	530	514
Others	2,353	2,336	2,471
Total	7,870	7,752	7,432

(1)   Based on preliminary data.

Source: USDA, October 2011.

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, Hybrid, Aviagen do Brasil and sometimes from Agrogen. We send these eggs to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. In 2011, we maintained an average parent breeding stock of approximately 18.7 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,773 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2011. We hatch these eggs in our 25 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 10,766  integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2011, we had a fully automated slaughtering capacity of 35.1 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuária Imbuial and Master Agropecuária or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 4,921 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2011, we had a pork slaughtering capacity of 250,170 heads per week.

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

At December 31, 2011, we had a beef slaughtering capacity of 11,000 heads per week.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina and Rio Verde in the State of Goiás.  In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other industrialized products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced for us by third parties that deliver them to us packaged. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná. We produced soybean oil until 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We also produce margarines in our plant in Paranaguá, State of Paraná, under the brands Qualy  and Deline.  We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products. We agreed to divest the Doriana  and Delicata  brands as part of our agreement with the CADE described in “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”  In the future, we will focus our marketing of margarine on our other brands.

Dairy Products

The following graphic is a simplified representation of our dairy products chain.

Dairy Products Production Chain

Through the acquisition of Batávia and Eleva, we produce dairy products in 9 plants. We receive milk from a network of over 13,904 milk producers in more than 673 cities. The milk is purchased mainly from local producers and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

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

We own 31 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2011,  we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais and Bahia. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus, Amaggi and Coamo, primarily pursuant to long-term contracts.

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

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 2011, Brazil had an estimated population of 194.9 million people, according to data from the IBGE. According to IBGE, Brazil had a GDP of R$4.1 trillion for 2011, representing an increase of 9.8% over GDP of R$3.7 trillion for 2010, in each case in nominal terms. GDP per capita increased 9.4% in 2011 to R$21,536.

The Central Bank forecasts show that the Brazilian GDP in 2011 increased 2.7% compared to 2010. The inflation rate, as measured by the IPCA, published by the IBGE, was 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011, continuing a trend of relatively high rates of inflation. The Brazilian government has implemented fiscal and monetary policies to mitigate the impact of the global economic crisis on the Brazilian economy and in order to minimize inflation and endeavor to keep inflation within a target range.

Brazil is one of the world’s largest consumers of meat, with per capita meat consumption of 98.6 kilograms in 2011, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products. For information about certain expected macroeconomic trends for 2012, see “Item 5. Operating Financial Review and Prospects—D. Trend Information.”

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is owned by Marfrig). The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more similar to commodities in nature.

Among processed food products, frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen, the frozen processed meats market in Brazil represented net sales of approximately R$2.3 billion in 2011, compared to R$2.0 billion in net sales in 2010. We had 71.3% market share by sales volume from November 2010 through October 2011, and a 73.0% share in the same period in 2010, according to A.C. Nielsen.

Although sales volumes decreased somewhat in 2011, the specialty meat market continues to be another important processed food market for us. Based upon information compiled by A.C. Nielsen, the specialty meat market in Brazil accounted for estimated revenues of approximately R$8.7 billion in 2011, compared to R$9.0 billion in 2010. We had a 55.0% market share by sales volume in 2011, compared to 54.5% in 2010.

Based on A.C. Nielsen data, the frozen pasta market in Brazil accounted for estimated revenues of approximately R$614 million in 2011, compared to R$494 million in 2010. We had a 77.3% market share by sales volume in 2011, compared to an 82.3% share in 2010, according to A.C. Nielsen.

Based on A.C. Nielsen data, the frozen pizza market in Brazil accounted for estimated revenues of R$440 million in 2011, compared to R$394 million in 2010. We had a 69.0% market share by sales volume from January through December 2011, compared to a 71.1% share in the same period in 2010, according to A.C. Nielsen.

The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

Brazil is one of the world’s largest consumers of dairy products, according to A.C. Nielsen, the Brazilian market for dairy processed products (yogurts, desserts, probiotic milk and the Petit Suisse brand) totaled approximately R$4.8 billion in 2011, compared to R$4.4 billion in 2010. We had 11.1% market share by sales volume from December 2010 through November 2011, compared to an 11.1% share in the same period in 2010, according to A.C. Nielsen.

The size of the Brazilian margarine market was approximately R$2.0 billion in 2011, compared to R$1.9 billion in 2010, according to A.C. Nielsen. We had a 60.7% market share by sales volume from December 2010 through November 2011, compared to a 62.1% share in the same period in 2010, according to A.C. Nielsen.

The A.C. Nielsen data we receive is based on coverage of a portion of Brazil that accounts for 86% of the Brazilian population, according to the IBGE, and an estimated 92% of the country’s consumption potential.

Export Markets

In 2011, Brazil’s volume of poultry exports was 3.2% higher than in 2010. This improved performance can be explained mainly by higher sales to Saudi Arabia, Hong Kong and Japan.

Brazil is a leading player in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have capitalized on these advantages to develop the scope and scale of our business.

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, sanitary requirements, disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry and in natura beef products and therefore will not accept Brazilian poultry or beef imports). In addition, outbreaks of animal disease may result in bans on imports (e.g., Russia, in the past has banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states and, more recently, has prohibited imports of Brazilian pork, beef and poultry from several Brazilian states since June 2011, citing health and sanitary reasons). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of this meat. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. China, for example, suspended supplies of live poultry to Hong Kong in late 2011 after a dead chicken tested positive for the H5N1 virus. Since the beginning of 2003, there have been 526 confirmed human cases of avian influenza and 311 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. On June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (particularly, Mexico, the United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

According to the WHO, between September 2011 and January 2012, A(H1N1) influenza viruses circulated at very low levels in general, with some exceptions in Asia and the Americas. Regional A(H1N1) activity was reported by a few countries in Asia and Central America, and there were sporadic human cases reported by United States of America. According to the Pan American Health Organization (PAHO), influenza activity increased in Canada and United States but remained within the expected level for this time of the year. In Central America and Caribbean, the activity remained low, with the exception of Guatemala, where it has increased. It also remained low in South America. WHO recommended composition of influenza virus vaccines for use in 2012 for the northern and southern hemispheres, which is related to upcoming influenza season.

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

Sales

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 60.0% of our net sales in 2011 and 59.6% in 2010. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 40.0% and 40.4% of our net sales in 2011 and 2010, respectively.

The table below demonstrates the breakdown of our net sales for the periods indicated:

	2011	2010
Domestic Market	60.0%	59.6%
Poultry	4.8%	4.6%
Pork/Beef	3.7%	3.9%
Processed food products	42.6%	41.8%
Milk	6.7%	7.0%
Other	2.2%	2.3%
Export Market	40.0%	40.4%
Poultry	26.2%	25.8%
Pork/Beef	6.0%	6.7%
Processed food products	7.6%	7.9%
Milk	—	—
Total	100.0%	100.0%

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2011 and 2010

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

None of our customers accounted for more than 5% of our total net sales in 2011. One of our strategies is to continue to expand our food service client base, which already includes Burger King, McDonalds and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

Our domestic distribution network uses 40 distribution centers in 15 Brazilian states and the Federal District. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 42 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 26 of our distribution centers and lease the remaining 14 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

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

In the specialty meat market, we had a 55% market share by sales volume in 2011 (including Sadia), and Aurora and Marfig (including Seara) had market shares of 7.9% and 7.7%, respectively, according to A.C. Nielsen. The specialty meat market accounted for estimated revenues of approximately R$17.1 billion in Brazil in 2011, compared to R$18.0 billion in 2010, a decrease of 5.0%. The three largest players accounted for 72.6% of the market in 2011, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players, such as the acquisition of Seara by Marfrig in 2009.

In the frozen processed meat market (which includes hamburgers, steaks, breaded meat kibes and meatballs), we had a 69.3% market share by sales volume from December 2010 through November 2011 (Sadia with a market share of 34.8%, Perdigão with 26.2%, and our other brands with 8.3%) according to A.C. Nielsen. Marfrig had a market share of 7.5% in the same period.

The graph below shows the approximate percentage of our market share for 2011 in the main categories in which we compete. The percentages are based on data for twelve-month periods that vary according to the category but include most of 2011 in each case.

Source: A.C. Nielsen

In the frozen pasta market (which includes lasagnas and other products), we had a 77.3% market share by sales volume in December 2010 through November 2011 (Sadia with a market share of 36.4%, Perdigão with 27.6% and our other brands with 13.3%) according to A.C. Nielsen. The frozen pasta market accounted for estimated revenues of approximately R$711 million in 2011, compared to R$647 million in 2010, an increase of 10%.

In the frozen pizza market, we had a 64.6% market share by sales volume from January through December 2011, including all of our brands (Sadia, Perdigão, Batavo and Rezende) according to A.C. Nielsen. The frozen pizza market accounted for estimated revenues of R$565 million in 2011, compared to R$551 million in 2010, an increase of 2.5%.

In the dairy products market, we had a 11.5% market share by sales volume from December 2010 through November 2011, while Danone, Nestlé and Paulista had market shares of 31.0%, 19.9% and 5.8%, respectively, according to A.C. Nielsen.

In the margarine market, we had a 60.7% market share by sales volume from December 2010 through November 2011, and Bunge had a market share of 27.4%, according to A.C. Nielsen. The margarine market accounted for estimated revenues of approximately R$2.4 billion in Brazil in 2011, compared to R$2.3 billion in 2010, according to A.C. Nielsen. However, in terms of sales volumes, this market decreased 2.5% in 2011 compared with the same period in 2010.

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

We exported U.S.$4.9 billion, an increase of 12.1% over the same period last year, and ranked as the fourth largest Brazilian exporter, according to SECEX, in 2011. Our main Brazilian competitor in exports is Marfrig Group (Seara), which exported U.S.$2.6 billion in 2011.

In our export markets, we compete primarily based on quality, cost, selling price and service to our customers.

Distribution of Products

Domestic Market

We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our transit facilities. We reach approximately 98% of the Brazilian territory through a nationwide distribution network. As of December 31, 2011, we operated 40 distribution centers and 42 transit points.

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

In the past, we have occasionally experienced disruptions at the ports that have posed logistical challenges. In the fourth quarter of 2008, for example, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.

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

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, Japan, The Netherlands, Russia, Singapore, Italy, Hungary, Austria, Portugal, France, Germany, Argentina, Chile, Uruguay, the Cayman Islands, Venezuela, Saudi Arabia, South Africa, China and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and we are able to deliver products within approximately two days of receiving an order in 15 of those countries. We intend to expand our distribution network in order to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe, which would allow us to distribute those products more effectively as we have done with the 2008 Plusfood acquisition.

Far East. In Japan, our largest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet. We recently signed an agreement for a joint venture with Dah Chong Hong Limited aimed at improving our position in the value chain in China by distributing Sadia-branded products through the joint venture.

Eurasia. In Russia and other regions of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. However, Russia imposes quotas on imports of poultry, pork and beef products from Brazil and other exporting countries. Also, it is not uncommon for Russian quotas for poultry, pork and beef products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period. In addition, since June 2011, Russia imposed restrictions on Brazilian exports of pork, beef and poultry from several Brazilian states, citing health and sanitary issues, and this ban remains in place.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, Sadia  is recognized as a Top of Mind brand in the region, according to Ipsos Research, a third-party consulting firm that prepared a study for us.

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

In our export markets, we use the following brands: Halal (in the Middle East other than Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in several Middle Eastern countries).

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

In 2009, we entered into a business combination with Sadia, and Sadia became our wholly-owned subsidiary. Sadia sells its products mainly under the brands Sadia, Hot Pocket, Miss Daisy, Fiesta, Rezende, Texas, Texas Burger, Speciale Sadia, Sadilar, Nuggets, Tekitos, Wilson, Deline and Qualy  (for margarines) in the domestic market. In our export markets, Sadia uses the following brands: Sadia, Resende, Hilal, Corcovado and Sahtein.

Under our agreement with the CADE in connection with the approval of our business combination with Sadia, we agreed to divest the Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana  and Delicata brands.  We also agreed to suspend the use of the Perdigão and Batavo  brands with respect to several product lines in the Brazilian market for periods ranging from three to five years.  See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”

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

Finally, we are owners of several domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “escolhasaudavel.com.br,” “perdix-international.com.br”, doriana.com.br,” “delicata.com.br,” “claybom.com.br,” “sadia.com.br,” “missdaisy.com.br,” “rezendenet.com.br,” “hotpocket.com.br,” “clubequaly.com.br” and “sadiafoodservices.com.br.”

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

In the domestic market, we historically marketed our products primarily under the Perdigão brand. Since our business combination with Sadia, we have also sold our products under the brands Sadia, Qualy, Rezende, Miss Daisy, Texas, Texas Burger, Speciale Sadia, Sadilar, Deline, Nuggets, Tekitos, Hot Pocket and Wilson.  We also use a secondary brand, Batavo, which is especially recognized in the State of Paraná. Although we previously used the Batavo brand under license, we acquired a controlling interest in the brand through the Batávia acquisition.

Under our agreement with the CADE in connection with the approval of our business combination with Sadia, we agreed to suspend the use of the Perdigão and Batavo  brands with respect to several product lines in the Brazilian market for periods ranging from three to five years and to divest the Rezende, Wilson, Texas  and Tekitos  brands and other brands.  See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”

We also have well known brands for specific products, such as our Chester® roosters, one of the most popular brands for premium poultry products in Brazil. In addition, we offer a popular Turma da Mônica line of processed foods for children. We have a licensing agreement to use the name and image of Mônica, a well known cartoon character in Brazil, and we use this brand for a wide variety of products, including our Turma da Mônica brand margarine for kids. Batávia also uses the Parmalat brand for processed refrigerated dairy products, such as yogurt. Upon the acquisition of Batávia, we entered into a license agreement with Parmalat S.p.A. to use the Parmalat brand for processed dairy products and other products for a period of three years until the end of 2009, renewable for subsequent one-year periods, if there is no communication otherwise. This license agreement expired on April 25, 2011 and the parties did not negotiate a renewal. In 2007, we acquired from Unilever the margarine brand Claybom  and other brands, and also established a joint venture with Unilever to use the margarine brand Becel.

In our export markets, our premium brand was historically the Perdix brand, but we use other brands in specific markets for historical reasons, such as the Fazenda brand in Russia. In each case, we pair the two-partridge image with the applicable brand name for that market to maintain a coherent international brand. Since our business combination with Sadia, we also use the brands Sadia, Rezende, Hilal, Corcovado and Sahtein  in our export markets. In addition, we have secondary brands in some of our export markets. Our Borella brand, for example, is well-known in Saudi Arabia, and we use the Halal  brand in some Middle Eastern markets to indicate that we slaughter poultry for those products in accordance with Islamic guidelines. We also use the Confidence brand for selected lower-priced products, such as bologna and frankfurters, in a small number of export markets. We work with a single marketing agency internationally to help us market consistently around the world.

For more information, see “—B. Business Overview—Intellectual Property.”

C.                  Organizational Structure

See “—A. History and Development of the Company––Corporate Structure.”

D.                  Property, Plant and Equipment

Production

We have a number of production facilities throughout Brazil. We currently operate 42 meat processing plants, 2 margarine plants, 25 hatcheries, 23 animal feed mills, 15 dairy/dessert processing plants, 13 milk collection points, 1 soybean processing plant and several industrialized processing plants. We also have production facilities in The Netherlands and the United Kingdom, which manufactures items destined for the European market, and seven production facilities in Argentina.

We also operate 35 grain purchasing branches, through which we purchase corn needed for our animal feed production.

In 2011, we terminated our operations at São Lourenço do Sul in the State of Rio Grande do Sul and Itatiba in the State of São Paulo.  We transferred production from those plants to Carambeí in the State of Paraná (milk-based beverages) and Teutônia in the State of Rio Grande do Sul (pasteurized milks).

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Bom Retiro do Sul	Rio Grande do Sul	Meat processing
Braço do Norte*	Santa Catarina	Pork slaughtering
Brasília	Distrito Federal	Poultry slaughtering, industrialized products processing and animal feed
Buriti Alegre	Goiás	Poultry slaughtering and animal feed
Capinzal	Santa Catarina	Poultry slaughtering and poultry processing
Carambeí	Paraná	Pork and poultry slaughtering (including turkey); chicken, turkey and pork processing
Caxias do Sul*	Rio Grande do Sul	Pork slaughtering
Chapecó	Santa Catarina	Poultry (including Turkey) slaughtering, industrialized products processing and animal feed
Concórdia	Santa Catarina	Poultry and pork slaughtering, industrialized products processing and animal feed
Dois Vizinhos	Paraná	Poultry slaughtering, soybean processing and animal feed
Dourados	Mato Grosso do Sul	Poultry slaughtering
Duque de Caxias	Rio de Janeiro	Industrialized products processing
Faxinal dos Guedes	Santa Catarina	Poultry slaughtering and animal feed
Francisco Beltrão	Paraná	Poultry (including Turkey) slaughtering and animal feed
Garibaldi*	Rio Grande do Sul	Hatchery, poultry slaughtering and animal feed
Herval D’Oeste	Santa Catarina	Pork slaughtering and pork processing
Jataí	Goiás	Poultry slaughtering and poultry processing
Lages	Santa Catarina	Pasta, pizza and cheese bread processing; beef processing
Lajeado	Rio Grande do Sul	Pork and poultry slaughtering and pork processing
Lajeado*	Rio Grande do Sul	Poultry slaughtering and animal feed
Lucas do Rio Verde	Mato Grosso	Poultry and pork slaughtering, industrialized products processing and animal feed
Marau (3 plants)	Rio Grande do Sul	Pork and poultry slaughtering and processing
Mato Castelhano*	Rio Grande do Sul	Pork slaughtering
Mineiros	Goiás	Special poultry (turkey and Chester®) slaughtering and processing
Mirassol D’Oeste	Mato Grosso	Beef plant
Nova Mutum	Mato Grosso	Poultry slaughtering and processing
Ponta Grossa	Paraná	Pizzas, pasta, desserts (Miss Daisy), industrialized products processing
Porto Alegre	Rio Grande do Sul	Poultry slaughtering
Rio Verde	Goiás	Pork and poultry slaughtering; poultry, pork, pies and pasta processing
Salto Veloso	Santa Catarina	Poultry, pork and beef processing
Santa Cruz do Sul	Rio Grande do Sul	Industrialized Products
São Gonçalo dos Campos	Bahia	Poultry slaughtering and processing
Serafina Corrêa	Rio Grande do Sul	Poultry slaughtering
Tatuí	São Paulo	Industrialized Products
Toledo	Paraná	Poultry and pork slaughtering, industrialized products processing, animal feed, and soybean oil
Três Passos	Rio Grande do Sul	Pork slaughtering and animal feed,
Uberlândia	Minas Gerais	Poultry (including turkey) and pork slaughtering, industrialized products processing and animal feed
Várzea Grande/Campo Verde	Mato Grosso	Poultry slaughtering, industrialized products processing and animal feed
Videira	Santa Catarina	Pork and poultry slaughtering and processing
Videira	Santa Catarina	Pork and poultry slaughtering
Vitória de Santo Antão	Pernambuco	Industrialized Products
Dairy products:
Amparo*	São Paulo	Dairy products
Barra Mansa*	Rio de Janeiro	Dairy products
Bom Conselho**	Pernambuco	Dairy products
Carambeí	Paraná	Dairy products
Conceição do Pará*	Minas Gerais	Dairy products
Concórdia	Santa Catarina	Dairy products
Ijuí	Rio Grande do Sul	Dairy products
Itumbiara	Goiás	Dairy products
Ravena	Minas Gerais	Dairy products
Santa Rosa	Rio Grande do Sul	Dairy products
São Lourenço	Rio Grande do Sul	Dairy products
Terenos	Mato Grosso	Dairy Products
Teutônia	Rio Grande do Sul	Dairy products
Três de Maio**	Rio Grande do Sul	Dairy products
Soybean and margarine:
Paranaguá	Paraná	Margarine processing
Valinhos	São Paulo	Margarine processing
Videira	Santa Catarina	Soybean crushing

*      Production facilities owned and operated by third-party producers who produce according to our specifications.

**    Under construction.

The table below sets forth our production facilities outside Brazil.

Production Plant	Country of Location	Activities
Plusfood	Oosterwolde, Netherlands	Industrialized products processing (frozen foods)
Plusfood	Wrexham, United Kingdom	Industrialized products processing (frozen foods)
Avex	Córdoba, Argentina (Rio Cuarto)	Poultry slaughtering
Avex	Córdoba, Argentina (Juárez Celman)	Animal feed
Avex	Córdoba, Argentina (General Deheza)	Hatcheries
Avex	Córdoba, Argentina (Rio Cuarto)	Poultry slaughtering
Danica	Buenos Aires, Argentina (Llavallol)	Margarines and oils processing
Danica	San Luis, Argentina (Villa Mercedes)	Industrialized products processing (sauces and mayonnaise)
Danica	Buenos Aires, Argentina (Avellaneda)	Industrialized products processing (pasta and pastries)

Some of our real estate assets are subject to liens incurred to secure our obligations under financing agreements, as described in note 19 of our consolidated financial statements included elsewhere in this document, as well as liens with respect to payment of taxes and legal proceedings.

Distribution

We operate 40 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased
Aparecida de Goiânia, Goiás	Leased
Bauru, São Paulo	Owned
Belém, Pará	Leased
Belo Horizonte, Minas Gerais	Owned
Brasília - Distrito Federal	Owned
Campinas, São Paulo	Owned
Carambeí, Paraná	Owned
Cuiabá, Mato Grosso	Owned
Curitiba, Paraná	Leased
Embú, São Paulo	Owned
ETPI, Paraná	Owned
ETPII, Paraná	Owned
Esteio, Rio Grande do Sul	Leased
Fortaleza, Ceará	Owned
Ijuí, Rio Grande do Sul	Owned
Itajaí, Santa Catarina	Leased
Jaguare, São Paulo	Owned
Jundiaí, São Paulo	Owned
Manaus, Amazonas (2 distribution centers)	Leased
Marau, Rio Grande do Sul	Owned
Ourinhos, São Paulo	Leased
Ponta Grossa, Paraná	Owned
Porto Alegre, Rio Grande do Sul	Leased
Ravena, Minas Gerais	Owned
Recife, Pernambuco	Leased
Recife, Pernambuco	Owned
Rio de Janeiro, Rio de Janeiro (2 distribution centers)	Owned
Rio de Janeiro, Rio de Janeiro	Leased
Salvador, Bahia (2 distribution centers)	Owned
Santa Rosa, Rio Grande do Sul	Owned
Santos, São Paulo	Owned
São Gonçalo, Bahia	Owned
São José dos Pinhais, São Paulo	Leased
Teutônia, Rio Grande do Sul	Owned
Uberlândia, Minas Gerais	Owned
Videira, Santa Catarina	Owned
Vitória, Espírito Santo	Leased

We operate 42 transit points in Brazil, in the locations set forth in the table below.

Transit Points	Owned or Leased
Apucarana, Paraná	Leased
Aracajú, Sergipe	Leased
Araçatuba, São Paulo	Leased
Bauru, São Paulo	Owned
Belem, Pará	Leased
Belo Horizonte, Minas Gerais	Leased
Brasilia, Distrito Federal	Owned
Campo Grande, Mato Grosso do Sul	Owned
Campo Grande, Mato Grosso do Sul	Leased
Cascavel, Paraná	Leased
Catanduva, São Paulo	Leased
Cuiabá, Mato Grosso	Leased
Esteio, Rio Grande do Sul	Leased
Fortaleza, Ceará	Leased
Goiania, Goiás	Leased
Guarapuava, Paraná	Leased
Guarulhos, São Paulo	Owned
Imperatriz, Maranhão	Leased
Itabuna, Bahia	Leased
Itajai, Santa Catarina	Owned
Jardinópolis, São Paulo	Leased
Limeira, São Paulo	Leased
Macapá, Amapá	Leased
Maceió, Alagoas	Leased
Natal, Rio Grande do Norte (2 transit points)	Leased
Paraiso do Tocantins, Tocantins	Leased
Passo Fundo, Rio Grande do Sul	Leased
Pouso Alegre, Minas Gerais	Leased
Ribeirão Preto, São Paulo	Owned
S Bernardo do Campo, São Paulo	Leased
S José dos Campos, São Paulo	Owned
Santa Maria, Rio Grande do Sul	Owned
Santos, São Paulo	Leased
São Luís, Maranhão	Leased
São Paulo, São Paulo	Owned
Sorocaba/Campinas, São Paulo	Leased
Teresina, Piauí (2 transit points)	Leased
Uberlândia, Minas Gerais	Leased
Varginha, Minas Gerais	Leased
Vitória, Espírito Santo	Leased

On June 6, 2011, we sold Sadia’s corporate offices at Vila Anastácio in São Paulo for R$120.0 million.  We received R$12.0 million in cash and expect to receive the remainder in 35 equal monthly installments from the date when the purchaser takes possession, which we expect to be later in 2012.  We recorded a gain of R$49.4 million on the sale.

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

On July 19, 2010, we signed a consent agreement (Termo de Ajustamento de Conduta) with the Municipality of Rio Verde, in the State of Goiás, to settle a dispute relating to deposits into a stream near our facility pursuant to which we were required to (i) pay R$100,000.00 as environmental compensation to the Municipal Environmental Fund (Fundo Municipal do Meio Ambiente); (ii) build a sidewalk and a wire fence around the Abóbora stream; (iii) build a 24-hour staffed water monitoring system to monitor water quality in the Abóbora stream; and (iv) discontinue use of a certain water reservoir.

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

On March 14, 2011, we executed a consent agreement (Termo de Ajustamento de Conduta) with the Enviromental Foundation (Fundação Meio Ambiente) of the State of Santa Catarina relating to a missing environmental license relating to fire prevention following a fire that affected our unit in Videira. Under that consent agreement, we were required to pay R$287,750.00 as environmental compensation to the Enviromental Foundation (Fundação Meio Ambiente) of the State of Santa Catarina.

On May 13, 2011, we executed a consent agreement (Termo de Ajustamento de Conduta) with the State of Mato Grosso do Sul due to an accident that led to an effluent leakage in an area under environmental protection. Under the consent agreement, we agreed to install, operate and monitor a system capable of minimizing and eliminating odor leakages outside the boundaries of the treatment stations of our plant located in the Municipality of Dourados.

On May 13, 2011, we also executed a consent agreement (Termo de Ajustamento de Conduta) with the Municipality Rio Verde, in the State of Goiás, pursuant to which we agreed (i) to pay R$480,000.00 as environmental compensation to the Municipality Rio Verde and (ii) to report the proper destinations of waste products arising from our Rio Verde plant and agreed not to undertake potentially polluting activity without authorization from the competent environmental agency.

On October 21, 2011, Sadia executed a consent agreement (Termo de Ajustamento de Conduta) with the State of Mato Grosso pursuant to which it agreed to install, operate and monitor a system capable for monitoring watewater treatment at its unit in the Municipality of Várzea Grande, State of Mato Grosso.

Partnerships with integrated outgrowers is one of the strategies we use to ensure that our activities and those of our suppliers are performed according to world environmental standards. We are responsible for our integrated outgrowers’ licensing projects and provide technical support and guidance on the best way to manage environmental issues.

We are also aware of the need to increase and expand our environmental control systems in line with the pace of growth and diversification expected over the next few years. All new investments involving an increase in production must build enhanced effluent treatment plants and fuel and steam generation capacity to meet standards already reached elsewhere and, if possible, improve these standards. In 2011, we invested R$146 million in environmental projects.

Insurance Coverage

We purchase insurance to cover the following risks: (1) fire, lightning, explosions and other risks to our property (building, equipment, machinery, furniture and inventories or goods), including business interruption insurance, with a combined maximum insured limit of R$600.0 million and assuming a total value at risk of our property of R$22.3 billion as of December 31, 2011 and R$20.3 billion as of December 31, 2010; (2) domestic and international cargo insurance for our goods, with maximum coverage per occurrence of U.S.$5.0 million for domestic cargo and U.S.$30.0 million for import and export shipping, limited to the cargo invoice amount and shipment terms; and (3) other coverage, including general liability and vehicle third-party liability.

In 2011, fires affected part of the installations of our Nova Mutum unit in March and our Brasília unit in October. The facilities are covered by fire insurance and production at these units was temporarily absorbed by our other plants to avoid disruptions in deliveries to clients and consumers. We have requested indemnification from the insurance company for the losses, and the insurance company is evaluating our request. We cannot guarantee that all of our direct and indirect costs will be covered by our insurance.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating and Financial Review and Prospects

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 3,000 SKUs, which we distribute to customers in Brazil and in more than 140 other countries. During the year ended December 31, 2011, we produced 5.8 million tons of food products, 4.1% higher than the sales volumes reported in 2010.

In order to reflect organizational changes that took place during the last quarter of 2011, we currently report our results according to the following segments, divided according to the sales channel:

➢  Domestic market, which includes our sales within Brazil, except for dairy products and sales to food services customers.

➢  Export market, which includes our export sales and sales generated outside Brazil, except for dairy products and sales to food service customers.

➢  Dairy, which includes our sales of milk and dairy products, produced both domestically and abroad.

➢  Food service, which includes sales of all products in our portfolio, except for dairy products, in the domestic and export markets in the food service category, which includes fast food chains, restaurants, hotels and the institutional market.

Within these segments, we report net sales in important product categories, to the extent relevant to a given segment:

➢  Poultry, consisting of frozen whole and cut chickens and other poultry sold in both our domestic and export markets and in our food service segment;

➢  Pork and Beef, consisting of frozen pork cuts and beef cuts sold in both our domestic and export markets and in our food service segment;

➢  Processed Food Products sold in both our domestic and export markets and in our food service segment, such as the following:

•         marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•         specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

•         frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

➢  Other Processed Products, sold in both our domestic and export markets and in our food service segment:

•         frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies;

•         juices, soy milk and soy juices; and

•         margarine;

➢  Milk, consisting of both UHT and pasteurized milk sold in Brazil in our dairy products segment;

➢  Other Dairy Products, such as flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts sold primarily in Brazil but also abroad in our dairy product segment; and

➢  Other, such as soy meal, refined soy flour and animal feed sold in our domestic and export markets.

In the year ended December 31, 2011, we generated 29.9% of our net sales from poultry, 9.1% from pork and beef, 34.6% from processed meat products, 9.9% from dairy products, 8.6% from other processed products, 5.6% from food service and 2.3% from other products.

In the domestic market, which accounted for 60.0% of our total net sales in the year ended December 31, 2011, we operate under such brand names as Sadia, Chester, Elegê, Miss Daisy, Qualy and Becel (through a strategic joint venture with Unilever) and Turma da Mônica (under license), which are among the most recognized names in Brazil. In export markets, which take the remaining 40.0% of our total net sales, the leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella  and Confidence.

We export primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In 2011, our exports accounted for 40.2% of our total net sales. We export to more than 5,000 clients, with customers in Europe accounting for 18.3% of our export net sales in 2011; the Far East, 22.4%; Eurasia (including Russia), 7.4%; the Middle East, 30.0% and the Americas, Africa and other regions, 21.9%.

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

Brazilian and Global Economic Conditions

GDP growth was (0.3)% in 2009, 7.5% in 2010 and 2.7% in 2011, according to the IBGE. The slowdown in the second half of 2011 was higher than expected and was mainly related to the monetary and fiscal tightening undertaken since the end of 2010 and the deteriorating external economic environment. The modest growth in consumption, a consequence of moderate increases in mass real income and higher household debt, indicates that the country experienced an economic slowdown in 2011.

The exchange rate in 2011 depreciated during the year, with the average real/U.S. dollar rate rising from 1.67 in January to 1.83 in December. The main reason for this depreciation was the high degree of uncertainty driven by fluctuations in the international economy during the year, as well as internal monetary policy that led to lower interest rates at the end of the year.

At the end of former president Luiz Inácio Lula da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%. With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The lower interest rates from previous years resulted in high inflation rates of 6.5% in 2011, leading to the Central Bank’s decision to increase interest rates to stabilize the situation.

In recent years, the average unemployment rate in Brazil has been lower than historical levels. According to the latest available data from the IBGE, the rate reached 5.2% in November 2011. This relatively low rate has enabled ongoing employment creation and is expected to continue to sustain employment creation in upcoming years. As a consequence of the low unemployment rate, domestic food consumption has increased, mainly for processed foods. In addition, higher mass income (due to higher wage readjustments) contributes to the expansion of retail sales and also reflects the growth of out-of-home food consumption.

Effects of Trade and Other Barriers

We monitor trade barriers and other import restrictions in the poultry, pork and beef markets outside Brazil because these restrictions significantly affect demand for our products and the levels of our export sales. These restrictions often change from period to period, as illustrated by these examples:

•         In 2005, in a proceeding before the World Trade Organization, Brazil obtained a favorable result in a panel against the European Union involving the classification of exports of salted chicken breast meat. The European Union has introduced quotas on imports of Brazilian salted chicken breast, marinated turkey breast and processed chicken. Since July 2007, Brazil has been granted a majority share of these quotas. While the quotas establish lower import tariffs for the products mentioned above, the import of the same products and others continues to be permitted at the traditional import tariffs for unprocessed products.  The high duties levied on imports in the European market have limited the competitiveness of Brazilian products.

•         In 2007, Russia began to reopen its market to imports of Brazilian beef and pork products from certain states of Brazil after imposing restrictions in 2006.  However, since June 2011, Russia has imposed restrictions on imports from most Brazilian states, including Rio Grande do Sul, Santa Catarina and Mato Grosso, citing health and sanitary issues.

•         Russia also typically imposes quotas on imports of meat.  Russia has changed its quota criteria over the last two years. With respect to pork products, Russia does not currently discriminate based on place of origin. Regarding poultry products, however, there are three types of quotas: one for turkey, one for bone-in chicken and one for boneless cuts. The latter quota is further divided up by place of origin, with the European Union having largest quota.

•         Ukraine has also restricted pork imports, levying higher taxes on pork imports for the retail market for a period through 2008. In March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating from the United States and Brazil. In 2010, the investigation was halted when no evidence of dumping was found.

•         In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken, specifically whole chicken and boneless cuts. In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily halted Brazilian imports. A final decision by the South African government is expected by the end of this year. The Brazilian government concurrently considering initiating a WTO panel to investigate alleged violations of anti-dumping agreements.

In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long term, these restrictions affect the rate of growth of our business.

Effect of Animal Diseases

Avian Influenza (H5N1)

Demand for our products can be significantly affected by outbreaks of animal diseases like avian influenza, or by the perception of a risk of such an outbreak.  For example, global demand for poultry products decreased in the first half of 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in the first half of 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in tour export markets in that period. Although net sales of poultry products in the domestic market increased in the first half of 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets.  In the second half of 2006 and in 2007 and 2008, poultry exports, demand, production and global inventories gradually improved.

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

The Brazilian Ministry of Agriculture established a plan for the prevention of outbreaks of avian influenza and Newcastle disease in 2006, requiring the inspection of Brazilian states’ sanitary systems. In addition to the Brazilian government plan, we have implemented our own regional plan to minimize the transportation of raw materials and finished products across state lines and to allow us to isolate production in any state in which an outbreak of an animal disease may occur. We could incur costs in connection with the implementation of the Brazilian government plan and our own regionalization plan.

If an avian influenza outbreak were to occur in Brazil, we might find it necessary to redirect a significant portion of our poultry production to cooked products. Even if we were to do so, however, we expect that demand for our products would still be adversely affected by any instance of avian influenza in Brazil.

A(H1N1) Influenza (“Swine Flu”)

In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. On June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

According to the WHO, between September 2011 and January 2012, A(H1N1) influenza viruses circulated at very low levels in general, with some exceptions in Asia and the Americas. Regional A(H1N1) activity was reported by a few countries in Asia and Central America, and there were sporadic human cases reported by United States of America. According to the Pan American Health Organization (PAHO), influenza activity increased in Canada and United States but remained within the expected level for this time of the year. In Central America and Caribbean, the activity remained low, with the exception of Guatemala, where it has increased. It also remained low in South America. WHO recommended composition of influenza virus vaccines for use in 2012 for the northern and southern hemispheres, which is related to upcoming influenza season.

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

For example, an abrupt decline in pork exports due to the Russian ban on imports of pork, beef and poultry beginning in 2011 has caused an oversupply of products in the domestic market as Brazilian producers, including us, redirected products to the Brazilian market, negatively affecting average selling prices.

We closely monitor the actions of our major competitors because their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence supply and demand both in the domestic market and our export markets. In the domestic market, for example, a significant majority of the market share in several categories, including specialty meats and frozen processed meats, is attributable to our company and a small number of large competitors.  See “Item 4. Information on the Company—A. History and Development of the Company—Competition.”  In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other countries.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices for soy meal and soybeans and, to a lesser extent, corn, and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 23.0%  of our cost of sales in 2011  and 22.7% in 2010.  Although we produce most of the hogs we use for our pork products, in 2011  we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2011,  the average corn price quoted on the Chicago Board of Trade (CBOT) was 58.8%  higher than the average price in 2010.  Soybean prices quoted on the CBOT also increased by 25.6% in 2011  compared to 2010.  The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities.

The following graph illustrates the movements in the price of corn in Ponta Grossa in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Safras & Mercados Ltda., a private Brazilian consulting firm.

Wholesale Corn Prices at Cascavel, State of Paraná (R$ per 60Kg sack)

Current Brazilian government estimates of the Brazilian corn harvest in 2011-2012  forecast 61.7 million tons, according to a survey undertaken in March 2012 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a 7.5% increase from 57.4  million tons harvested in 2010-2011.  Of these 61.7  million tons, 35.9 million tons are forecast for the summer crop and 25.8 million tons for the second crop (safrinha), to be harvested up to early August 2012.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean Prices at Ponta Grossa, State of Paraná (R$ per 60Kg sack)

According to a survey released by CONAB in March 2012, current Brazilian government estimates of the Brazilian soybean harvest in 2011-2012  forecast 68.7 million tons. This estimate represents an 8.7% decrease from the soybean harvest in 2010-2011.

The estimated total exports of soybeans in the 2011-2012  harvest is 31.8 million tons, which represents a 1.9% decrease from the 2010-2011  harvest (32.4  million tons). Inventory volumes for the 2011-2012  harvest may be decreased compared to 2010-2011.  CONAB estimates Brazilian inventories of 1.1  million tons, while in the last season stocks reached 3.6 million tons.

Revenues from exports of soybeans in 2011  totaled U.S.$14.7  billion, with an average price of U.S.$496  per ton, compared with an average price of U.S.$380  per ton in 2010.   With higher exports of soybeans, average prices of domestic soybeans increased 14.7% in 2011  relative to 2010,  primarily as a result of the appreciation of the real  and increasing international market prices.

For information about certain expected trends in commodity prices for 2011,  see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2011	2010	2009
Appreciation (depreciation) of the real against the U.S. dollar	12.6%	4.3%	25.5%
Period-end exchange rate (U.S.$1.00)	R$1.88	R$1.67	R$1.74
Average (daily) exchange rate (U.S.$1.00) (1)	R$1.68	R$1.76	R$1.99
Basic interest rate SELIC (2)	11.0%	10.75%	8.75%
Inflation (INPC) (3)	6.5%	6.5%	4.1%
Inflation (IPCA) (4)	6.5%	5.9%	4.3%
Inflation (IGP-M) (5)	5.1%	11.3%	(1.7%)

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

The prices of soy meal and soybeans, which are important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree than the price of soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When thereal depreciates against the U.S. dollar, the cost inreais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of thereal has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,723.9 million at December 31, 2011, representing approximately 59% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. At December 31, 2011, approximately 32% of our total liabilities from debt obligations of R$8,053.5 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six-month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2011	2010	2009
	(%)	(%)	(%)
TJLP	6.0	6.0	6.2
CDI	11.6	9.8	10.0
Six-month LIBOR	0.51	0.52	1.1

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2011 and 2010, freight costs represented approximately 5.6% and 5.9% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

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

Limitation on Comparability of Our Financial Statements

Business Combination with Sadia – Our results of operations for 2011 and 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the years ended December 31, 2010 and 2011.

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

Business Combination with Avex S.A. and Flora Dánica S.A. – Our results of operations for 2011 include the results of operations of Avex S.A. and Flora Dánica S.A. since October 3, 2011 and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2010.

Business Combination with Heloísa Ind. e Com. de Produtos Lácteos Ltda. – Our results of operations for 2011 include the results of operations of Heloísa Indústria. e Comércio de Produtos Lácteos Ltda. since December 1, 2011 and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2010.

For more information on our acquisitions in 2011, including the business combinations mentioned above, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments” and note 6 to our consolidated financial statements for the year ended December 31, 2011.

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2011, 2010 and for 2009 on a historical basis.

	Years Ended December 31,
	2011	2010	2009
	(%)	(%)	(%)
Net sales	100.0%	100.0%	100.0%
Cost of sales	74.1%	74.7%	80.0%
Gross profit	25.9%	25.3%	20.0%
Operating expenses:
Selling expenses	24.1%	15.5%	16.2%
General and administrative expenses	1.7%	1.5%	1.4%
Other operating expenses	1.6%	1.7%	1.9%
Equity interest in income of affiliates	0.0%	0.0%	0.0%
Operating income	7.8%	6.5%	0.5%
Financial income (expenses), net	1.9%	2.1%	1.7%
Income before taxes	5.9%	4.4%	2.1%
Income and social contribution taxes	0.6%	0.9%	1.4%
Net income	5.3%	3.5%	0.7%
Attributable to:
BRF shareholders	5.3%	3.5%	0.8%
Non-controlling interest	—	—	—

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2011 was 10.1%.

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.6% for COFINS in 2011. However, we currently benefit from a suspension of these taxes for in natura meat of porks, poultry and beef cuts as well as a zero tax rate for some dairy products.

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

The table below sets forth our gross sales and deductions for the years ended December 31, 2011 and 2010:

	As of December 31,
	2011	2010	2009
	(in millions of reais)
Gross sales:
Domestic sales	14,299.5	12,628.2	8,254.9
Foreign sales	10,363.7	9,229.5	6,727.9
Dairy products	2,999.2	2,731.8	2,558.8
Food service	1,698.3	1,444.0	826.0
	29,360.7	26,033.4	18,367.7
Sales deductions
Domestic sales	(2,669.5)	(2,450.8)	(1,647.7)
Foreign sales	(270.5)	(244.3)	(214.2)
Dairy products	(460.4)	(420.3)	(397.6)
Food service	(253.9)	(236.8)	(202.5)
	(3,654.4)	(3,352.2)	(2,461.9)
Net sales
Domestic sales	11,630.0	10,177.4	6,607.2
Foreign sales	10,093.1	8,985.2	6,514.8
Dairy products	2,538.8	2,311.5	2,161.3
Food service	1,444.3	1,207.1	623.6
	25,706.2	22,681.3	15,905.8

We report net sales by segment. Because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets.  See note 5 to our consolidated financial statements for the year ended December 31, 2011 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following provides a comparison of our results of operations for the year ended December 31, 2011 against our results of operations for the year ended December 31, 2010, based on our consolidated financial statements prepared in accordance with IFRS.

Net Sales

Our net sales increased by R$3,024 million, or 13.3%, to R$25,706 million in 2011 from R$22,681 million in 2010, primarily due to increased performance in our domestic market and food service segments.

Domestic Market

Net sales increased by R$1,453 million, or 14.3%, to R$11,630 million in 2011 from R$10,177 million in 2010, primarily due to increases in net sales of both in natura and processed meat and, to a lesser degree, increases in net sales of other processed products.  These increases were achieved in spite of despite lower consumption rates in our domestic market generally compared to 2010.

Over the long term, we continue to believe that demand in the domestic market will stimulated by an increase in real incomes in Brazil. For the products we sell in our domestic market, we have generally given higher priority to profit margins over market share.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

	Net Sales			Sales Volumes
	2011	2010	Change	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Domestic Market
Meat:
In natura:
Poultry	1,112	933	19	251	232	8
Pork/Beef	774	699	11	128	118	8
Total meat (in natura)	1,887	1,632	16	379	350	8
Processed meat	7,145	6,020	19	1,381	1,314	5
Total meat	9,032	7,652	18	1,760	1,664	6
Other processed	2,043	1,996	2	429	446	(4)
Other	555	529	5	440	389	13
Total	11,630	10,177	14	2,629	2,499	5
Total processed meat & other processed	9,188	8,017	15	1,810	1,760	3
Total processed products as a percentage of net sales	79%	79%	—	69%	70%	—

The following table sets forht our average selling prices in the domestic market.

	Average Selling Prices
	2011	2010	Change 2011-2010
	(in reais per kg)
			(%)
Domestic market	4.42	4.07	8.6

Meat – Domestic net sales from meat increased R$1,380 million, or 18%, to R$9,032 million in 2011 from R$7,652 million in 2010, primarily due to increased net sales of in natura poultry, processed meats and in natura pork and beef.  Net sales of meat increased due to higher average selling prices, a more favorable mix of products and growth in sales volumes, which increased 5.8% to 1.76 million tons in 2011 from 1.67 million tons in 2010.

Other Processed Products – Domestic net sales from other processed products increased R$47 million, or 2.4%, to R$2,043 million in 2011 from R$1,996 million in 2010, primarily due to the successful sales performance of our frozen products and the expansion of both the Sadia product line under the Escondidinho  label and the Perdigão Meu Menu line, as described below. Sales volumes decreased 3.8% to 429 million tons in 2011 from 446 million tons in 2010.

In 2010, we introduced Sadia’s Escondidinho  line, which is inspired by traditional recipes of Brazilian cuisine and targeted at the family market, and our Meu Menu line, a line of ready-to-eat/cook, frozen and individual dishes for consumers living alone. Overall, our market share in 2011 increased for these products throughout Brazil, resulting in increased sales and positive consumer reception.

Other Products – Other products include soybeans, animal feed and other products. Domestic net sales of other products increased R$26 million, or 4.9%, to R$555 million in 2011 from R$529 million in 2010. Sales volumes increased 13.2% to 440 thousand tons in 2011 from 389 thousand tons in 2010.

Export Markets

Net sales to our export markets increased R$1,108 million, or 12.3%, to R$10,093 million in 2011 from R$8,985 million in 2010, primarily due to increased net sales of in natura poultry and, to a lesser degree, increased net sales of processed meats, other processed products and in natura pork and beef.  These increases occurred primarily due to our strategy of prioritizing wider margins on our products. Sales volumes decreased 1% in 2011 to 2.22 million tons from 2.24 million tons in 2010 and decreased in each category except other processed products.

Our sales volumes were affected by factors such as fluctuations in exchange rates, the economic crisis in Europe, the Russian ban on Brazilian meat imports beginning in 2011 and other factors.  One of our significant focuses in 2011 was redirecting production that would have been sold in Russia and seeking to minimize the effect on volumes.  Some markets such as Europe (in spite of the economic crisis), Japan, China and Singapore helped drive positive performance. However, the Middle East, including Egypt (which was affected by the “Arab Spring” popular uprisings) and Iraq, reported a weaker business climate.  Our European Plusfood division produced results above forecast, reflecting strategic changes in our client and product portfolios and the modernization of our industrial unit in The Netherlands.  In recent years, our Plusfood division, with units in The Netherlands and the United Kingdom, has been instrumental to our strategy in Europe by manufacturing items destined for the European market.

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

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
Export Markets	(in millions of reais, unless otherwise specified)		(%)	(thousand tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	6,572	5,724	15	1,582	1,594	(1)
Pork/Beef	1,554	1,513	3	258	281	(8)
Total meat (in natura)	8,126	7,238	12	1,840	1,875	(2)
Processed meat	1,750	1,652	6	313	345	(9)
Total meat	9,876	8,890	11	2,153	2,220	(3)
Other processed	175	91	93	24	18	28
Other	42	4	—	40	6	—
Total	10,093	8,985	12	2,217	2,244	(1)
Total of processed meat, other dairy products and other processed	1,925	1,743	10	337	363	(7)
Total processed products as a percentage of net sales	19%	19%	—	15%	16%	—

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	2011	2010	Change 2011 - 2010
	(in reais per kg)
			(%)
Export markets	4.55	4.00	13.7

Meats – Export net sales from meat products increased R$986 million, or 11.1%, to R$9,876 million in 2011 from R$8,890 million in 2010, primarily due to increased net sales of in natura poultry and, to a lesser degree, increased net sales of processed meats, other processed products and in natura pork and beef, driven by recovery of demand for those products in our principal export markets.  Sales volumes decreased 3.0% to 2.15 million tons in 2011 from 2.22 million tons in 2010, primarily due to decreases in sales volumes of in natura pork and beef, processed meats and, to a lesser degree, in natura poultry.  Average prices in U.S. dollars FOB (Free on Board), were 5.0% higher relative to average prices in 2010. However, the depreciation of the real in relation to the U.S. dollar led to a higher increase in average selling prices in real terms of 13.7%.

Other Processed Products – Export net sales from other processed products increased R$84 million, or 92.3%, to R$175 million in 2011 from R$91 million in 2010, primarily due to a 28% increase in sales volumes and a 51% increase in average selling prices.

Other Products – Other products include soybeans, animal feed and other products. Export net sales of other products increased R$38 million to R$42 million in 2011 from R$4 million in 2010, primarily due to an increase in the average selling prices of soybean products.

We reported the following performance in our main overseas markets:

Far East – While the Japanese market performed well throughout the first half of 2011, pressure arose to reduce prices in the final quarter due to high levels of inventories of local producers. Despite the activity in the final quarter, the Japanese market reported an overall improvement in both volumes and revenues in 2011, with 4% and 20.1% growth, respectively. We expect that margins will continue to be narrowed in the Japanese market until local inventories adjust to demand.

Eurasia – In 2011, demand from Russia weakened as a result of a ban on imports from Brazilian exporting plants, resulting in reduced revenues and sales volumes of 26.6% and 31.5%, respectively. Despite the ban in Russia, sales volumes to Ukraine during this period increased, alleviating some of the negative impact resulting from the Russian ban.

Europe – The economic crisis in some European countries, such as Greece, Italy and Portugal, has weakened their domestic economies, causing instability in 2011. However, in spite of these difficulties, net sales to the region increased 8.1% during the period. Sales volumes decreased during this period 9.2%, primarily due to our switch in strategic focus to higher value added products, particularly those produced at our Plusfood division, which expanded its portfolio, and away from a focus on increasing local productive capacity.

Middle East – In 2011, net sales in the Middle East increased 5.7% and sales volumes remained stable. Margins were narrowed, however, on specific products with heightened popularity in this market (such as chicken grillers) during the second half of the year. Marketing efforts in this region focused on the religious period of Ramadan to encourage customer loyalty to the Sadia  brand and widen margins on in natura products. We aims to add value in the region by building a new industrial unit in the United Arab Emirates, which will focus on the production of processed products.

South America – In 2011, markets in South America experienced an increase in net sales of 55.2% and an increase in sales volumes of 14.8%. Our business benefitted positively from the acquisitions of Avex and Flora Dánica in the fourth quarter of 2011 in Argentina.  Demand for our existing products increased as well.

Africa and other countries – Our net sales increased in the African market 32.7% in 2011, with a 51.7% growth in certain strategic countries. We believe this region presents a growth opportunity for our products, especially in countries such as Algeria, Tunisia, Egypt, Morocco, Mozambique, South Africa and Namibia, as well as Angola. We continue to pursue and improve relationships with distributors in these regions for continued growth in the future.

Dairy Products

Net sales increased by R$227 million, or 9.8%, to R$2,539 million in 2011 from R$2,312 million in 2010, primarily due to an improved product mix.  The following table provides a breakdown of changes in net sales and sales volume of dairy products.

	Net Sales			Sales Volumes
	2011	2010	Change	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Dairy Products:
Milk	1,720	1,586	9	861	873	(1)
Other dairy products	818	716	13	209	209	(1)
Total dairy products	2,539	2,312	10	1,071	1,078	2

The following table sets forth our average selling prices of dairy products.

	Average Selling Prices
	2011	2010	Change 2011-2010
	(in reais per kg)
			(%)
Dairy products	2.37	2.14	10.6

As noted above, net sales from dairy products increased 9.8% to R$2,539 million in 2011 from R$2,312 million in 2010, primarily due to an improved product mix.  Sales volumes decreased for both milk and other dairy products, primarily due to our strategic focus on higher value-added products to mitigate the effects of higher costs of the primary raw material, milk.  However, average selling prices increased 10.6% due to the improvements in product mix.

The great majority of our net sales of dairy products are in the domestic market, although we seek to develop our net sales in our export markets.  Of our total net sales of dairy products, R$5.4 million were from sales to our export markets in 2011, compared to R$19.8 million in 2010, primarily because lower average selling prices in our export markets caused us to redirect products to our domestic market.

Food Service

Net sales increased by R$237 million, or 19.7%, to R$1,444 million in 2011 from R$1,207 million in 2010, largely because of an increase in consumption of food away from home by Brazilians, increases in nationwide purchasing power (primarily due to increases among the middle class) and expansions in food service chains needed to populate the growing number of shopping malls built in urban as well as more rural areas.  We believe our food service segment performed better than the market average during 2011.  We believe that our management model contributed to our revenues and profitability in this segment, as we endeavored to adopt the best practices of Sadia and Perdigão following our business combination with Sadia.  In addition, we have focused on increasing the added value of our products, particularly in our positioning with global accounts, such as in the delivery of beef and an improved focus on providing dedicated services and marketing to the segment.  The following table provides a breakdown of changes in net sales and sales volume to the food service segment.

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(thousand tons, unless otherwise specified)		(%)
Food Service
Poultry	301.3	228.4	31.9	99	69	44
Pork/Beef	166.7	193.4	(13.8)	18	27	32
Processed meat	884.6	755.2	17.1	141	135	5
Other processed	91.8	30.1	205.0	15	9	77
Food service	1,444	1,207	19.7	275	240	15

The following table sets forth our average selling prices in our food service segment.

	Average Selling Prices
	2011	2010	Change 2011-2010
	(in reais per kg)
			(%)
Food service	5.25	5.04	4.3

Our food service customers include fast food chains, restaurants, hotels and the institutional market.  Food service is one of our strategic growth segments. As indicated above, we believe the food service market is benefitting from a change in the eating habits of the Brazilian population due to income growth and low unemployment rates.  The food service segment is an important expansion strategy for our company, and we believe that our customer service capabilities can provide a competitive advantage against our peers.  Our decision in 2011 to begin to report our food service sales as a separate segment reflects the importance of these sales to our strategy.

The majority of our net sales in the food service market occur in Brazil, although we are increasing our food service sales outside Brazil.  Of our total net sales of dairy products, R$188.4 million were from sales outside Brazil in 2011, compared to R$161.0 million in 2010.

Cost of Sales

Cost of sales increased 12.4% to R$19,047 million in 2011 from R$16,951 million in 2010. As a percentage of net sales, cost of sales decreased to 74.1% in 2011 from 74.7% in 2010, primarily due to synergies as a result of our business combination with Sadia. This decrease in cost of sales as a percentage of net sales permitted an increase in our gross margin, as described below, in spite of upward pressure on prices and a generally volatile price environment for our principal raw materials, including breeding stock, corn and soybeans.  In our dairy products segment, a spike in sugar costs and continued upward pressure on milk prices paid to milk producers increased our cost of sales for that segment.

Gross Profit

Gross profits increased 16.2% to R$6,659 million in 2011 from R$5,730 million in 2010. The remaining amount is due to a gradual recovery in performance following the global financial crisis.  Our gross profit was 25.9% of net sales in 2011, compared to 25.3% in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10.6% to R$4,264 million in 2011 from R$3,856 million in 2010, primarily due to investments in new IT systems as well as payments in connection with consultants engaged on matters relating to our business combination with Sadia.  As a percentage of net sales, selling, general and administrative expenses increased to 25.8% in 2011 from 17.0% in 2010.

Other Operating Expenses

Other operating expenses increased 2.2% to R$402.7 million in 2011 from R$393.9 million in 2010, largely due to costs associated with the pre-operational phase of new industrial units, damages in connection with losses and provisions for tax and civil litigation. Other operating expenses also include income from the reversal of provisions, recovery of expenses, benefit plans and insurance claims as well as participations in profits.

Operating Income and Margin

Operating income before financial expenses (income) increased to R$2,001.0 million in 2011 from R$1,484.6 in 2010, primarily due to the improvement in general business performance.  Our operating margin (operating income as a percentage of net sales) was 7.8% in 2011 compared to 6.5% in 2010.  However, our operating margin decreased to 7.2% in the fourth quarter of 2011 compared to the fourth quarter of 2010 due to pressures from increased costs of our principal raw materials and the increase in operating expenses described above.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2011	2010	Change 2011-2010
	(in millions of reais)		(%)

Domestic market	1,249.4	1,035.8	20.6
Export markets	558.8	319.1	75.1
Dairy products	(24.7)	(14.5)	(70.3)
Food service	217.7	144.2	51.0
Total	2,001.1	1,484.6	34.8

In the fourth quarter of 2011, we continued to see challenges in certain of our segments.  For example, although our revenues from sales to our export markets was 16.9% higher in the fourth quarter of 2011 compared to the fourth quarter of 2010, our operating margin from sales to our export markets were 1.2% in the fourth quarter of 2011 compared to 5.5% in the fourth quarter of 2010.  In our dairy products segment, our net sales increased 4.7% in the fourth quarter of 2011 compared to the fourth quarter of 2010, but our operating margin from dairy products were 2.3% lower in the fourth quarter of 2011 compared to the fourth quarter of 2010.  Overall, operating margins in the fourth quarter of 2011 still increased 5.8% compared to the fourth quarter of 2010.

Financial Income (Expenses), net

We recorded net financial expenses of R$479.5 million in 2011, compared to R$483.1 million in 2010. This difference is principally due to exchange rate variations. We believe that we mitigated adverse effects on our financial expenses through risk management and our hedging accounting policies.

Our net debt (total debt minus cash and cash equivalents and marketable securities) as of December 31, 2011 was 48.7% higher than our net debt as of December 31, 2010, primarily due to cash allocations to investments in capital expenditures as well as acquisitions made during the period (rather than allocating that cash to repayment of debt or retaining it on our balance sheet).

Significant reductions in net currency exposure have been possible through the use of financial derivatives and non-derivative instruments in line with our hedge accounting policy.  Our financial derivatives include non-deliverable forwards (NDFs), and our non-financial derivatives include incurring foreign currency debt.  We have also achieved benefits from matching foreign-currency liabilities with export shipments, thereby reducing the volatility of our financial expenses on a monthly basis.

Income Tax and Social Contribution

Income tax and social contribution decreased 20.3% to R$156.5 million in 2011 from R$196.5 million in 2010, primarily due to differences in tax rates on foreign earnings and exchange rate variations on overseas investments.  Our income tax and social contribution includes a R$215.2 million provision we recorded in the fourth quarter of 2011, based on our management’s best estimates, relating to income tax and social contribution losses that we do not expect to be able to use following the expected merger of Sadia into BRF on December 31, 2012.  We will not be able to determine the final impact of the merger of Sadia into BRF until the end of 2012.

Net Income

For the reasons described above, net income increased 70.1% to R$1,367 million from R$804.9 million in 2010.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following provides a comparison of our results of operation for the year ended December 31, 2010 against our results of operation for the year ended December 31, 2009, based on our consolidated financial statements prepared in accordance with IFRS.

Basis of Presentation

To facilitate the comparison of the two periods, we present certain sales volume data and prices on a combined basis to give effect to the acquisition of Sadia as if it had occurred on January 1, 2009.  The combined presentation of sales volume and average selling price information is not in accordance with IFRS.

As described above in “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Overview,” during the last quarter of 2011, we changed our segment presentation and now report four segments:  domestic market sales, export market sales, dairy products and food service.  When we made this change, we retroactively applied the new segment presentation to the years ended December 31, 2011 and 2010 for purposes of the section entitled “—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010” above.  We also provide a breakdown of net sales by these four segments in the table set forth above under “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Results of Operations—Presentation of Net Sales Information.” However, we did not retroactively apply the change in our segment presentation to our consolidated results of operations for the year ended December 31, 2009 for purposes of the discussion below.  In this section, we have used our former segment presentation.  The differences between our segment presentation in this section from the section entitled “—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010” above are as follows:

•         We present only two segments:  domestic market sales and export market sales;

•         We report dairy products within each of these two segments, and we provide information on net sales, sales volumes and average selling prices of dairy products in the tables below for our domestic market and export market sales; and

•         We do not separately report sales to our food service channel as a segment, but we highlight net sales to food service customers in our discussion of net sales to our domestic market.

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

The demand in the domestic market was stimulated by an increase in real incomes in Brazil and low unemployment numbers, as well as increased consumption levels among Brazil’s emerging social classes, which helped increase sales in all of our segments, especially our products that are traditionally consumed during the end-of-year holiday season. For the products we sell in our domestic market, we have generally given higher priority to profit margins over market share.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market on a historical basis.

Historical	Net Sales			Sales Volumes
	2010	2009	Change	2010	2009	Change
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Domestic Market
Meat:
In natura:
Poultry	1,039	566	84	255	161	59
Pork/Beef	891	376	137	145	86	69
Total meat (in natura)	1,930	942	105	400	246	62
Processed meat	6,738	4,835	39	1,437	1,038	38
Total meat	8,668	5,777	50	1,837	1284	43
Dairy Products:
Milk	1,585	1,437	10	873	793	10
Other dairy products	707	702	1	202	209	(3)
Total dairy products	2,292	2,139	7	1,076	1,001	7
Other processed	2,026	1,015	100	455	254	79
Other	529	438	21	389	362	8
Total	13,515	9,370	44	3,756	2,901	29
Total processed meat & other processed	9,472	6,553	45	2,094	1,501	29
Total processed products as a percentage of net sales	70%	70%	—	56%	52%	—

The following table provides a breakdown of changes in sales volumes in the domestic market on a combined basis.

Combined	Sales Volumes
	2010	2009	Change
Domestic Market	(in thousands of tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	255	216	18
Pork/Beef	145	124	16
Total meat (in natura)	400	341	17
Processed meat	1,437	1,382	4
Total meat	1,837	1,723	7
Dairy Products:
Milk	873	793	10
Other dairy products	202	209	10
Total dairy products	1,076	1,001	7
Other processed	455	402	13
Other	389	454	(14)
Total	3,756	3,580	5
Total of processed meat, other dairy products and other processed	2,094	1,993	5
Total processed products as a percentage of net Sales	56	56	—

The following table provides a breakdown of average selling prices in the domestic market on a combined basis.

Combined	Average Selling Prices
	2010	2009	Change
	(in reais per kg)
Domestic Market			(%)
Meat	4.72	4.55	3.6
Dairy	2.13	2.14	(0.3)
Other processed	4.45	4.01	11.2
Other	1.36	1.21	11.8

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

Food Service – Domestic net sales from food service increased 13.1% in 2010, largely because of an increase in consumption of food away from home by Brazilians due to greater income levels and low unemployment rates.

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

The following table provides a breakdown of changes in net sales and sales volumes in our export markets on a historical basis.

Historical	Net Sales			Sales Volumes
	2010	2009	Change	2010	2009	Change
Export Markets	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	5,847	4,161	40	1,640	1,155	42
Pork/Beef	1,515	1,025	48	282	223	26
Total meat (in natura)	7,361	5,186	42	1,922	1,378	40
Processed meat	1,690	1,259	34	357	246	45
Total meat	9,051	6,445	40	2,278	1,623	40
Dairy Products
Milk	1	12	(92)	—	2	(92)
Other dairy products	19	10	96	3	2	45
Total dairy products	20	22	(10)	3	4	(28)
Other processed	91	40	129	18	10	90
Other	4	29	(85)	6	9	(30)
Total	9,166	6,536	40	2,306	1,645	40
Total of processed meat, other dairy products and other processed	1,799	1,308	38	378	257	47
Total processed products as a percentage of net sales	20%	20%		16%	16%	—

The following table provides a breakdown of changes in sales volumes in our export markets on a combined basis.

Combined	Average Selling Prices
	2010	2009	Change
Export Markets	(in reais per kg)		(%)
Meat	3.9	4.0	(1)
Dairy	7.0	5.6	25
Other Processed	4.9	6.7	(27)
Others	0.7	3.4	(78)

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

We reported the following performance in our main overseas markets:

Europe – The economic crisis in some European countries, such as Greece, Ireland, Portugal and Spain, weakened their domestic economies, causing considerable instability in 2010. Our operations benefited from the upward pressure on international prices for the principal grains (corn and soybeans), permitting an increase in prices to the European market. In addition, our expansion at Plusfood was instrumental in enhancing our penetration in the region.

Middle East – The markets in the Middle Eastern region were severely pressured in the first half of 2010 due to high product inventory. Importers remained cautious in the first half of 2010, but imports improved in the second half of 2010. The Middle East continues to be our principal overseas market. In 2010, we launched 15 new products under Sadia’s brands in this region.

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

With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the Americas were particularly strong for our new line of specialty ham products in Argentina and Uruguay and for our Qualy  light margarine in Chile.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 37.7% to R$3,856 million in 2010 from R$2,799 million in 2009. Substantially all of this increase is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is primarily due to increased expenses on marketing, improvements to our IT systems, consulting expenses relating to our integration of Sadia and new executive hires. As a percentage of net sales, selling, general and administrative expenses improved to 17.0% in 2010 from 17.6% in 2009.

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

Significant reductions in net currency exposure were possible largely due to the use of non-derivative instruments (foreign-currency denominated debt) for foreign exchange protection in line with our hedge accounting policy. We achieved benefits from matching foreign-currency liabilities with export shipments, thereby reducing the volatility of our financial expenses on a monthly basis.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from the inability of our customers to make required payments. Our management records an allowance for doubtful accounts for domestic customers who are more than 60 days past due and for foreign customers who are more than 90 days past due. We record the expense of estimated losses due from doubtful accounts under selling expenses. When we are unsuccessful in our effort to recover an account receivable, the amount credited to the estimated loss on doubtful accounts is generally reversed against a permanent write-off of the account receivable. If the financial condition of our customers were to deteriorate, we could be required to increase our allowances for doubtful accounts, which would be charged to our statements of income.

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

Depreciation, Depletion, Amortization and Impairment

We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of our forests and the amortization of software, patents, our relationships with suppliers and loyalty among our outgrowers loyalty. The rates of depreciation, depletion and amortization are based on our estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our property, plant and equipment and intangibles to determine whether any impairment of those assets should be recorded. The determination of such impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. While we believe that we make reliable estimates for these matters, the uncertainty inherent to this estimate could lead to results requiring a material adjustment to the carrying amount of the assets in future periods.

Biological Assets

Pursuant to IAS 41, Agriculture, agricultural activity is the management of biological assets (living animals and plants) during the period of growth, production, procreation and for the initial measurement of agricultural produce at the point of harvest.

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

We classify living poultry, hogs and cattle as biological assets, which are separated into “consumables” and “for production.” The biological assets classified in the subgroup “consumables” are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products. Before reaching the adequate weight for slaughtering, those biological assets are classified as immature. The slaughter and production process occurs sequentially and in a very short time period, and consequently only the living animals transferred for slaughtering are classified as mature. We record consumable animals as current assets. The biological assets classified in the subgroup “for production” (breeding stock) are those whose function is to produce other biological assets. Before reaching the age of reproduction, those biological assets are classified as immature, and after reaching such age, they are classified as mature. We record breeding poultry and pork as non-current biological assets. During the growing period of these animals, which generally takes approximately six months, the costs of labor, animal feed and medicines associated are also recorded as non-current assets. After that, these amounts are depreciated based on the estimates of offspring to be produced (generally, 15 months for poultry and 30 months for hogs).

In our management’s opinion, the fair value of biological assets is substantially represented by their cost of formation, mainly due to the short life of the animals and the fact that a significant portion of the profits from our products arises from the manufacturing process rather than from obtaining fresh meat (raw material at slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which resulted in an immaterial difference between the two methodologies. As a consequence, our management continues to record biological assets at cost.

Contingencies

We accrue for losses on tax and other legal contingencies when we have a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

We are a party to several pending litigations and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these litigations and proceedings includes the analysis of the evidence available, the hierarchy of the applicable laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinions of our external and in-house legal counsels. We record amounts considered sufficient by our management to cover probable losses based on these elements.

If any changes in the circumstances cause the opinions of outside and our in-house legal counsel to change, such as changes in the applicable statutes of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions, we must reassess the potential liability related to pending litigation and review our estimates accordingly. Any revision may significantly affect our results of operations and financial position.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (IAS 37, Provisions, Contingent Liabilities and Contingent Assets); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (IAS 18, Revenue).

As a result of the business combination with Sadia, we recognized contingent liabilities related to tax, civil and labor matters, as described in note 25 of our consolidated financial statements for the year ended December 31, 2011.

Costs incurred in the disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

Derivative Instruments

We use derivative instruments that are actively traded on organized markets, and we determine their fair value based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within “Finance income or cost” or “Cash flow hedge,” which are recorded in shareholders’ equity net of taxes.

These derivatives are used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and are (1) highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (2) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (3) considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows IAS 39, Financial Instruments:  Recognition and Measurement, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.

Inventory

We record inventories at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. We accrue for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories when necessary. We record production losses as an integral part of the production cost for each month, whereas we record unusual losses, if any, directly as an expense for the year in other operating income.

Income Tax and Social Contribution

In Brazil, corporate income tax is comprised of income tax (Imposto de Renda – Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre of Lucro Líquido, or “CSLL”), which are calculated monthly on taxable income at the rate of 15% plus a 10% surtax for IRPJ and a surtax of 9% for CSLL and, after considering the offset of tax loss carryforwards, up to a limit of 30% of taxable income.

Income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and regulations.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by IAS 1, Presentation of Financial Statements. When our analysis indicates that the future use of these credits, within the time limit of ten years, is not probable, we accrue for such losses.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In our consolidated financial statements, our tax assets and liabilities can be offset against the tax assets and liabilities of our subsidiaries if, and only if, these entities have a legally enforceable right to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously.  For presentation purposes, we separately disclose the balances of tax assets and tax liabilities.

Our analysis of the future use of tax credits for purposes of calculating deferred taxes, our analysis of our legal right to offset current tax assets against current tax liabilities and other features of our tax accounting require estimates of our management.

Marketable Securities

Financial investments are financial assets that consist of public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, as follows:

•         Trading securities — if the financial assets were purchased for the purpose of sale or repurchase in the short term, they are initially recorded at fair value and their variations are recorded directly in the statement of  income within the year as financial income or expenses;

•         Held to maturity — if we have the intent and financial ability to hold the financial assets to maturity, the investments are recorded at amortized cost. Interest, monetary and exchange rate variation are recognized in the statement of income, when incurred, as financial income or expenses; and

•         Available for sale — includes all financial assets that do not qualify in the other two categories above. They are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, within other comprehensive income while the asset is not realized, net of tax. Interest, inflation adjustments and exchange rate variations, when applicable, are recognized in the statement of income, when incurred, as financial income or expenses.

While we believe that we make reliable estimates for these matters, the uncertainty inherent to these estimates could lead to results requiring a material adjustment to the carrying amount of the assets in future periods, which could positively or negatively affect our results of operations.

Recently Issued and Not Yet Adopted Accounting Pronouncements Under IFRS

The interpretations and amendments to the rules described below, applicable to the following accounting periods, were published by IASB. There was no early adoption of these rules.

IAS 1 – Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1, Presentation of Financial Statements. The change in IAS 1 relates to disclosure of other comprehensive income items and establishes the need to separate items that will not be further reclassified to net income, such as the realization of deemed cost, and items that can be further reclassified to the net income, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. We are assessing the impact of adopting this standard on our consolidated financial statements.

IAS 12 – Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised IAS 12, Income Taxes. The change addresses issues related to the determination of the way deferred income tax assets and liabilities are expected to be recovered when an investment property is measured using the fair value model of IAS 40, Investment Property. The revised standard is effective for annual reporting periods beginning on or after January 1, 2012. We are assessing the impact of applying this change on our consolidated financial statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19, Employee Benefits. The change addresses issues related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. We are assessing the impact of adopting this standard on our consolidated financial statements.

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, the IASB revised IAS 27, Consolidated and Separate Financial Statements, reissuing it as IAS, Separate Financial Statements. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. We understand that this change will not impact our consolidated financial statements since we do not present separate financial statements for such entities.

IAS 28 – Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28, Investments in Associates and Joint Ventures. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. We are assessing the impact of adopting this standard on our consolidated financial statements.

IFRS 7 – Financial Instruments - Disclosures: Offsetting of Financial Assets and Liabilities

In December 2011, the IASB issued Disclosures — Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7), a revision of the rule establishing requirements for disclosure of offsetting arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. We are evaluating the impact of adopting this standard on our consolidated financial statements.

IFRS 7 – Financial Instruments - Disclosures: Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7, Financial Statements:  Disclosures with the issuance of Disclosures—Transfers of Financial Assets (Amendments to IFRS 7). This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure to transfers of financial assets and the effects of these risks on an entity’s financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. We are evaluating the impact of the adoption of this amendment on our consolidated financial statements.

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9, Financial Instruments. The change to this standard addresses the first stage of the project of replacing IAS 39, Financial Instruments: Recognition and Measurement. The date of application of this standard was extended to January 1, 2015. We are evaluating the impact of adopting this standard and any differences from IAS 39 on our consolidated financial statements.

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This standard provides the principles for the presentation and preparation of consolidated financial statements when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. We are evaluating the impact of the adoption of this amendment on our consolidated financial statements.

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements . This standard relates to the accounting treatment for jointly-controlled entities and joint operations. This standard also limits the use of proportional consolidation just for joint operations and establishes the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. We are assessing the impact of adopting this standard on our consolidated financial statements.

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. We are assessing the impact of adopting this standard on our consolidated financial statements.

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. We are assessing the impact of adopting this standard on our consolidated financial statements.

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

Cash Flows from Operating Activities

We recorded net cash flows from operating activities of R$1,142.6 million in 2011, compared to net cash flows used in operating activities of R$3,231.5 million in 2010. Our 2011 operating cash flow reflects net income of R$1,367.4 million, net non-cash adjustments of R$2,021.9 million and net changes in operating assets and liabilities of R$2,246.7 million. The net changes in operating assets and liabilities included redemptions of trading securities, net of investments in trading securities, of R$104.0 million, and redemptions of available for sale securities, net of investments in available for sale securities, of R$204.3 million, partially offset by interest paid of R$466.2 million, payroll and related charges of R$808.9 million and the cash effect of an increase in trade accounts receivable of R$640.2 million.

We recorded net cash flows from operating activities of R$3,231.5 million in 2010, compared to net cash flows used in operating activities of R$993.8 million in 2009. Our 2010 operating cash flow reflects net income of R$804.1 million, net non-cash adjustments of R$1,992.2 million and net changes in operating assets and liabilities of R$1,228.1 million.  The net changes in operating assets and liabilities included redemptions of trading securities, net of investments in securities held for trading, of R$1,744.1 million, and redemptions of available for sale securities, net of investments in available for sale securities, of R$190.0 million, partially offset by interest paid of R$545.6 million and the cash effect of an increase in trade accounts receivable of R$401.5 million.

Cash Flows Used in Investing Activities

We used R$1,875.9 million in cash in investing activities in 2011, compared to R$1,100.4 million in 2010. In 2011, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$1,125.2 million, the acquisition and formation of breeding stock of R$492.2 million and the acquisitions of Avex, Flora Dánica and Heloísa in the amount of R$230.2 million.

We used R$1,100.4 million in cash in investing activities in 2010, compared to R$49.7 million in 2009. In 2010, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$697.8 million and the acquisition and formation of breeding stock of R$376.1 million.  In 2009, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$693.2 million and the acquisition and formation of breeding stock of R$225.9 million, but these uses were nearly offset by cash acquired of R$511.3 million relating to our business combination with Sadia and cash provided by redemptions of marketable securities in the amount of R$251.7 million.

Cash Flows Used in Financing Activities

We recorded cash used in financing activities of R$326.3 million in 2011, compared to R$1,583.2 million in 2010. In 2011, we repaid debt in the amount of R$2,838.9 million, partially offset by proceeds from the issuance of debt in the amount of R$3,098.4 million. In addition, in 2011, we paid R$501.6 million related to interest on shareholders’ equity.

We recorded used in financing activities of R$1,583.2 million in 2010, compared to R$1,855.0 million in 2009.  In 2010, we repaid debt in the amount of R$4,357.5 million, partially offset by proceeds from the issuance of debt in the amount of R$2,928.7 million.  In 2009, we repaid debt in the amount of R$5,923.1 million, partially offset by proceeds from the issuance of debt in the amount of R$2,604.6 million. In addition, in 2009, we received R$5,290.0 million from the proceeds of our offering of common shares.

Dividends and Interest on Shareholders’ Equity

We declared interest on shareholders’ equity in the amount of R$632.1 million with respect to the year ended December 31, 2011, and we paid R$501.6 million in interest on shareholders’ equity in 2011 (of which R$292.3 million related to the 2011 fiscal year and R$209.3 million related to the 2010 fiscal year).  We declared interest on shareholders’ equity in the amount of R$262.5 million with respect to the year ended December 31, 2010, and we paid R$153.2 million in interest on shareholders’ equity in 2010 (of which R$53.2 million related to the 2010 fiscal year and R$100.0 million related to the 2009 fiscal year).  We paid an additional R$209.3 million in interest on shareholders’ equity in February 2011 relating to the 2010 fiscal year.  We declared dividends on shareholders’ equity of R$100.0 million in 2009 and paid R$24.8 million in interest on shareholders’ equity in 2009, all of which related to the 2007 fiscal year.

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

	As of December 31, 2011		As of December 31,
	Short-term	Long-term	2011	2010
	(in millions of reais, except where indicated)
Total debt	3,452.4	4,601.1	8,053.5	7,202.9
Other financial assets and liabilities, net	(247.2)	—	(247.2)	16.4
Cash, cash equivalents and marketable securities:
Local currency	1,133.0	70.0	1,203.0	1,059.1
Foreign currency	1,607.0	83.0	1,690.0	2,493.0
Total	2,740.0	153.0	2,893.0	3,552.1
Net debt	959.6	4,448.1	5,407.7	3,634.4
Exchange rate exposure (in millions of U.S.$)(1)			U.S.$ 470.7	U.S.$ (85.1)

(1)   See note 4.3.1 to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

The following table sets forth our indebtedness, according to the type of debt and currency.

	Short-Term Debt as of December 31, 2011	Long-Term Debt as of December 31, 2011	Total Debt as of December 31, 2011	Total Debt as of December 31, 2010
	(in millions of reais)

BNDES FINEM, other secured debt and development bank credit lines	451.4	990.0	1,441.4	1,934.2
Export credit facilities	404.2	332.9	737.1	387.7
Working capital facilities	953.5	1.5	954.9	705.3
Sadia PESA loan facility	2.8	178.6	181.4	176.0
Other	2.4	12.5	14.9	12.9
Local currency	1,814.2	1,515.5	3,329.7	3,216.1
Export credit facilities	1,375.1	1,130.9	2,506.1	2,108.3
Bonds	46.8	1,856.9	1,903.7	1,688.9
BNDES, FINEM, other secured debt and development banks credit lines	62.7	97.3	160.0	189.6
ACC /ACE pre-export loans	150.1	—	150.1	—
Working capital facilities	3.5	0.4	3.9	—
Foreign currency	1,638.3	3,085.6	4,723.8	3,986.9
Total	3,452.4	4,601.1	8,053.5	7,202.9

The maturity schedule of our indebtedness as of December 31, 2011 is as follows:

Current (through December 31, 2012)	R$3,452.4
2013	776.9
2014	578.5
2015	142.4
2016 to 2046	3,103.3
Total	R$8,053.5

Our principal debt instruments are described below.  For more information on these facilities, including information on average interest rates and weighted average maturities, see note 19 to our consolidated financial statements.

BNDES FINEM, Other Secured Debt and Development Bank Credit Lines

BNDES Facilities. We have a number of outstanding obligations to BNDES, including loans in the amount of R$937.1 million as of December 31, 2011. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2012 through 2017. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin.  These loans are included in the line “BNDES FINEM, other secured debt and development bank credit lines—Local currency” of the table above.

The remaining amounts totaling R$158.8 million are linked to the Unidade Monetária BNDES, or “UMBNDES,” basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. These loans are guaranteed by BRF – Brasil Foods S.A. and, in most cases, are secured by equipment and facilities. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets.  These loans are included in the line “BNDES FINEM, other secured debt and development bank credit lines—Foreign currency” of the table above.

FINAME Financing.  We and our subsidiaries obtained certain financing through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or “FINAME”) for a total of R$9.6 million as of December 31, 2011. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees. Most of the contracts provide for acceleration of the debt in the event of corporate restructuring without prior consent of the creditor.  These loans are included in the line “BNDES FINEM, other secured debt and development bank credit lines—Local currency” of the table above.

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador), the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or FNE) in the amount of R$328.0 million as of December 31, 2011. The notes have maturity dates of up to five years, except that the industrial credit notes with respect to the FNE mature in 2021. These titles are secured by liens on machinery and equipment and real estate mortgages.  BRF – Brasil Foods S.A. guarantees the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes.  These loans are included in the line “BNDES FINEM, other secured debt and development bank credit lines—Local currency” of the table above.

Export Credit Facilities

BNDES Facilities – Exim. We have credit lines from BNDES to finance exports, with several commercial banks acting as intermediaries. The outstanding amount of debt on these credit lines as of December 31, 2011 was R$737.1 million. Such funds are indexed to TJLP plus a margin and mature in 2012. Settlement occurs in local currency without the risk associated with exchange rate variations.  These credit lines are included in the line “Export credit facilities—Local currency” of the table above.

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$1,334.3 million as of December 31, 2011. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates varying from 2012 to 2019. Interest under these export prepayment facilities accrues at the three-month or six-month London Interbank Offered Rate (“LIBOR”) plus a spread.  Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF – Brasil Foods S.A. The covenants under these agreements include limitations on liens and mergers.  These credit lines are included in the line “Export credit facilities—Foreign currency” of the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$1,196.0 million as of December 31, 2011. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from one year to four years. These facilities bear interest at LIBOR plus a margin, payable quarterly, semiannually or annually. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF – Brasil Foods S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.  These credit lines are included in the line “Export credit facilities—Foreign currency” of the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$942.1 million as of December 31, 2011 with several commercial banks under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

Other Working Capital Facilities.  We have also issued Industrial Credit Notes under the Brazilian Fund for Worker Support (Fundo de Amparo ao Trabalhador, or “FAT”) and Constitutional Fund for Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or “FNE”).  These notes have maturity dates of up to five years and are secured by pledges of machinery and equipment and real estate mortgages.  We also have a small amount of foreign currency credit lines that are used for working capital and import transactions for our operations in Argentina.

Sadia PESA Loan Facility

PESA. Sadia has a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos) for an outstanding amount of R$181.4 million as of December 31, 2011, subject to the variation of the IGP-M as of December 31, 2011 plus interest of 4.93% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$14.9 million outstanding as of December 31, 2011 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.  These credit lines are included in the line “Other—Local currency” of the table above.

ACC/ACE Pre-Export Loans

ACCs and ACEs. We obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs,” and export loans known as Advances on Exchange Delivered (Adiantamentos sobre Câmbios Entregues), or “ACEs.” Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$150.1 million as of December 31, 2011. Our ACCs and ACEs bore interest at an average rate of 1.2% as of December 31, 2011.

Bonds

BFF Notes. In January 2010, we, through our subsidiary BFF International Limited, issued senior notes in the aggregate amount of U.S.$750.0 million. The bonds are guaranteed by BRF – Brasil Foods S.A. and Sadia, bear interest at a rate of 7.250% per year and mature on January 28, 2020. The bonds contain certain covenants,including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Sadia Bonds. In May 2007, Sadia issued bonds in the aggregate amount of U.S. $250.0 million. The bonds are guaranteed by BRF – Brasil Foods S.A., bear interest at a rate of 6.875% per year and mature on May 24, 2017. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Derivatives

We enter into foreign currency exchange derivatives under which we had exposure of R$247.2 million as of December 31, 2011. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currency. Their maturity dates vary from 2012 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

New Facilities

On March 29, 2012, Perdigão International Ltd. signed a U.S.$100.0 million import finance facility agreement with Sovereign Bank N.A., which we guaranteed. The loan has a three-year term, and principal payments are due every quarter, beginning in December 30, 2014. Interest is calculated at the three-month LIBOR rate plus a 2.35% margin. Disbursement was requested on March 30, 2012.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on indebtedness; mergers and sales of assets; and transactions with affiliates. At December 31, 2011, we were in compliance with the covenants contained in our debt instruments.

Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

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

In 2011, the first quarter accounted for 23.0% of our total sales in the domestic market, the second quarter accounted for 24.0%, the third quarter accounted for 25.0% and the fourth quarter accounted for 28.0%.

Export Markets. Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In 2011, the first quarter accounted for 24.0% of our export sales, the second quarter accounted for 25.0%, the third quarter accounted for 24.0% and the fourth quarter accounted for 27.0%.

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

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                  Research and Development, Patents and Licenses

We have one technology center located in Videira in the State of Santa Catarina and another in São Paulo in the State of São Paulo. At these two facilities, our Research and Development (R&D) team works on innovation projects, both developing new products, packaging systems and processes and improving existing products to increase productivity and achieve cost reductions. Our R&D team also focuses on adopting international quality control practices at our production facilities; developing traceability systems to monitor products and customer orders and running laboratory analysis of food products to promote food safety. We invested R$24.2 in 2011, R$20.7 million in 2010 and R$17.4 million in 2009 in research and development activities. In August 2012, we will inaugurate a new technology center in the city of Jundiaí in the State of São Paulo. This new facility will be more than 12,000 square meters in size, including a pilot plant, offices and experimental kitchens, and we expect that the facility will be an R&D reference center for Brazilian food industry.

Investing on developing quality control practices substantiates our strategy of assuring food safety and food security in our production processes.

We capitalize development costs only if:

•         the development costs can be reliably measured;

•         the product or process is technically and commercially viable;

•         the future economic benefits are probable; and

•         the company has the intention and the resources to complete the development and use or sell the asset.

The expenditures capitalized include the cost of materials, labor and manufacturing costs that are directly attributable to preparing the asset for its intended use.  Other development expenditures are recognized in income as incurred. We measure our capitalized development expenditures at cost less accumulated amortization and loss on impairment.

D.                  Trend Information

Macroeconomic indicators of the United States show signs of gradual recovery, with expectations of GDP for the next years less than the historical average of 3.0%. For 2011 and 2012, the IMF forecasts U.S. economic growth of 1.5% and 1.8%, respectively. It will probably take some time until the recovery results in a significant level of hiring and growth of consumption. Unemployment rates are still high, near 9% of the working population.

In the Euro Zone, economic, financial and political conditions have produced a high degree of instability in the last few years. The current unemployment rate is one of the highest in the region’s history, particularly affecting countries such as Greece, Portugal, Ireland, Spain and Italy. According to current market analysis, full European recovery may not occur for some time.

Emerging economies are growing faster in comparison to developed countries and are expected to continue being the main contributors to the global economic growth. However, data from the IMF shows that emerging market growth in the next few years will probably be lower than in recent years, reflecting a global economic downturn. China, Brazil, Russia, India, Mexico, Indonesia and Turkey are leading worldwide economic expansion, relying more on domestic consumption and investments than in the past. However, these countries often apply high import tariffs, meaning that their growth may not significantly spur world trade.

Exports

In 2011, Brazil’s volume of poultry exports was 3.2% higher than in 2010. This improved performance can be explained mainly by higher sales to Saudi Arabia, Hong Kong and Japan.

Brazil is a leading player in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have capitalized on these advantages to develop the scope and scale of our businesses.

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

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. China, for instance, suspended supplies of live poultry to Hong Kong in late 2011 after a dead chicken there tested positive for the H5N1 virus. Since the beginning of 2003, there have been 526 confirmed human cases of avian influenza and 311 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa,   and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. On June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

According to the WHO, between September 2011 and January 2012, A(H1N1) influenza viruses circulated at very low levels in general, with some exceptions in Asia and the Americas. Regional A(H1N1) activity was reported by a few countries in Asia and Central America, and there were sporadic human cases reported by United States of America. According to the Pan American Health Organization (PAHO), influenza activity increased in Canada and United States but remained within the expected level for this time of the year. In Central America and Caribbean, the activity remained low, with the exception of Guatemala, where it has increased. It also remained low in South America. WHO recommended composition of influenza virus vaccines for use in 2012 for the northern and southern hemispheres, which is related to upcoming influenza season.

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

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 2011, Brazil had an estimated population of 194.9 million people, according to data from the IBGE. According to IBGE, Brazil had a GDP of R$4.1 trillion for 2011, representing an increase of 9.8% over GDP of R$3.7 trillion for 2010, in each case in nominal terms. GDP per capita increased 9.4% in 2011 to R$21,536.

The Central Bank forecasts show that the Brazilian GDP in 2011 increased 2.7% compared to 2010. The inflation rate, as measured by the IPCA, published by the IBGE, was 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011, continuing a trend of relatively high rates of inflation. The Brazilian government has implemented fiscal and monetary policies to mitigate the impact of the global economic crisis on the Brazilian economy and in order to minimize inflation and endeavor to keep inflation within a target range.

Brazil is one of the world’s largest consumers of meat, with per capita meat consumption of 98.6 kilograms in 2011, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products. For information about certain expected macroeconomic trends for 2012, see “Item 5. Operating Financial Review and Prospects—D. Trend Information.”

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is owned by Marfrig). The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more similar to commodities in nature.

Among processed food products, frozen processed meats have experienced considerable growth in recent years .Based upon information compiled by A.C. Nielsen, the frozen processed meats market in Brazil represented net sales of approximately R$2.3 billion in 2011, compared to R$2.0 billion in net sales in 2010. We had 71.3% market share by sales volume from November 2010 through October 2011, and a 73.0% share in the same period in 2010, according to A.C. Nielsen.

Although sales volumes decreased somewhat in 2011, the specialty meat market continues to be another important processed food market for us. Based upon information compiled by A.C. Nielsen, the specialty meat market in Brazil accounted for estimated revenues of approximately R$8.7 billion in 2011, compared to R$9.0 billion in 2010. We had a 55.0% market share by sales volume in 2011, compared to 54.5% in 2010.

Based on A.C. Nielsen data, the frozen pasta market in Brazil accounted for estimated revenues of approximately R$614 million in 2011, compared to R$494 million in 2010. We had a 77.3% market share by sales volume in 2011, compared to an 82.3% share in 2010, according to A.C. Nielsen.

Based on A.C. Nielsen data, the frozen pizza market in Brazil accounted for estimated revenues of R$440 million in 2011, compared to R$394 million in 2010. We had a 69.0% market share by sales volume from January through December 2011, compared to a 71.1% share in the same period in 2010, according to A.C. Nielsen.

The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

Brazil is one of the world’s largest consumers of dairy products, according to A.C. Nielsen, the Brazilian market for dairy processed products (yogurts, desserts, probiotic milk and the Petit Suisse brand) totaled approximately R$4.8 billion in 2011, compared to R$4.4 billion in 2010. We had 11.1% market share by sales volume from December 2010 through November 2011, compared to an 11.1% share in the same period in 2010, according to A.C. Nielsen.

The size of the Brazilian margarine market was approximately R$2.0 billion in 2011, compared to R$1.9 billion in 2010, according to A.C. Nielsen. We had a 60.7% market share by sales volume from December 2010 through November 2011, compared to a 62.1% share in the same period in 2010, according to A.C. Nielsen.

The A.C. Nielsen data we receive is based on coverage of a portion of Brazil that accounts for 86% of the Brazilian population, according to the IBGE, and an estimated 92% of the country’s consumption potential.

Raw Materials

In the domestic market, average corn prices for the fourth quarter in 2011 decreased 4.4% compared to the third quarter but increased 4.9%% in 2011  relative to 2010. The decrease in average corn prices in the fourth quarter of 2010 was consistent with adequate available stock in the domestic markets and a positive outlook for the next season. In the international market, record corn production in Ukraine and the harvest of the U.S. crop depressed prices 10.8% in the fourth quarter of 2011 compared to the previous quarter.

Average soybean prices in Brazil for the fourth quarter of 2011 decreased 3.7% relative to the third quarter and declined approximately 6% compared to the same period in 2010. As with the corn market, the U.S. harvest and a positive outlook for the next season in Brazil and Argentina led to price decreases in the last quarter of 2011.

Social tensions affecting countries in North Africa and the Middle East and concerns about a potential conflict with Iran have led to an increase in the price of oil.

We believe that the latest published macroeconomic indicators for United States, which have a corresponding effect on global economic conditions generally, are encouraging signs for our company.

In Brazil, the SELIC interest rate (the primary Brazilian interest reference rate) is expected to decrease from 11% per year in December 2011  to 9% per year by December 2012, according to analysis by Focus. A survey conducted by the Applied Economic Research Institute, or “IPEA,” in March 2012  shows that 66% of families polled expect that the economic situation in Brazil will likely improve in the next 12 months, suggesting domestic consumption is likely to remain strong throughout the year, especially for non-durable goods.

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

Sadia provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm installations and are expected to be repaid in ten years. The loans guaranteed by Sadia are in the amount of R$509.6 million as of December 31, 2011. In the event of default, Sadia would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$63.4 million as of December 31, 2011, equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversion of provision in the amount of R$19.8 million in our statement of income for the year ended December 31, 2011.

Sadia is the guarantor of a loan to the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES to set up biodigestors on the properties of the rural producers that are taking part in Sadia’s integration system as part of the Sadia sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees at December 31, 2011 was R$79.9 million. In the event of default, Sadia would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$5.6 million as of December 31, 2011, equal to our assessment of the fair value of the non-contingent portion of these obligations, and we reversed provisions in the amount of R$2.9 million in our statement of income for the year ended December 31, 2011.

The aggregate amount of Sadia’s off-balance sheet guarantees recorded as provisions as of December 31, 2011 was R$589.5 million, and we reversed provisions in the amount of R$22.6 million in our statement of income for the year ended December 31, 2011. See note 19.7 to our consolidated financial statements.

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2011, that have an impact on our liquidity.

	Payments Due by Year
Obligation	Total	2012	2013 through 2015	2016 and thereafter
	(in millions of reais)
Loans and financing (1)	8,053.5	3,452.5	1,497.8	3,103.3
Interest on loans and financing(2)	1,656.8	169.6	640.9	846.2
Rental and lease obligations on property and equipment (3)	585.5	388.8	152.0	44.8
Commitments for purchases of goods and services(4)	2,499.6	546.6	839.2	1,113.9
Total	12,795.4	4,557.4	3,129.9	5,108.2

(1)   Includes both short-term debt and long-term debt.

(2)   Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2011.

(3)   Includes capital leases (primarily for the financing of machinery, equpment and vehicles) and operating leases. See note 22 to our consolidated financial statements for more information.

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

In addition to the amounts set forth in the table above, we have entered into leasing agreements with respect to “built to suit” office facilities that will be built by third parties and then leased to us during a period of 10 years from the time we accept the properites.  The estimated aggregate amount of future payments related to these agreements is R$176.2 million. See note 19.8 to our consolidated financial statements.

We also have funding obligations under the defined contribution plans of BRF – Brasil Foods S.A. (which have a small defined benefit component) and the defined benefit and defined contribution plans of Sadia described in note 24 to our consolidated financial statements.

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

On April 24, 2012, a shareholders’ meeting will be held to elect an alternate member of our board of directors, to reelect members of our Fiscal Council described below under “—C. Board Practices—Fiscal Council” and to take certain other actions.

The following table sets forth information with respect to our current directors and alternate directors.

	Director/Alternate
Name	Position Held	Since	Age
Nildemar Secches (1)	Chairman	April 12, 2007	62
Wang Wei Chang	Alternate	April 12, 2007	64
Paulo Assunção de Souza	Vice Chairman	April 29, 2011	58
João José Caifa Torres	Alternate	April 30, 2009	72
Allan Simões Toledo	Board Member	April 29, 2011	44
Heloisa Helena Silva de Oliveira	Alternate	April 29, 2011	56
Décio da Silva (1)	Board Member	April 12, 2007	54
Gerd Edgar Baumer	Alternate	April 12, 2007	76
José Carlos Reis de Magalhães Neto (1)	Board Member	April 29, 2011	33
Eduardo Silveira Mufarrei	Alternate	April 29, 2011	35
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	51
Susana Hanna Stiphan Jabra	Alternate	April 12, 2007	54
Luiz Fernando Furlan (1)	Board Member	July 8, 2009	65
Roberto Faldini	Alternate	July 8, 2009	63
Manoel Cordeiro Silva Filho (1)	Board Member	April 12, 2007	58
Maurício da Rocha Wanderley	Alternate	April 12, 2007	42
Walter Fontana Filho (1)	Board Member	July 8, 2009	68
Eduardo Fontana d’Avila	Alternate	July 8, 2009	58
Pedro de Andrade Faria (1)	Board Member	April 29, 2011	37
Marcelo Guimarães Lopo Lima	Alternate	April 29, 2011	37

(1)   Independent member (as defined in the Brazilian Novo Mercado rules).

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors.

Nildemar Secches —Chairman of the Board of Directors. Mr. Secches has also been a member of the Board of Directors of Weg S.A. since 2004, Ultrapar Participações S.A. since 2002 and Iochpe-Maxion since 2004. He was a director of BNDES from 1987 to 1990, Corporate Director General for the Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (ABEF) from 2001 to 2003. He graduated with a degree in mechanical engineering from the Universidade de São Paulo, has a postgraduate degree in Finance from the Pontificia Universidade Católica do Estado do Rio de Janeiro and has concluded a PhD course in Economics at the Universidade de Campinas.

Paulo Assunção de Souza  — Vice Chairman of the Board of Directors. Mr. de Souza has a law degree from the University of São Paulo. He is the former President of Brasilcap-Cap SA and the former director of the Syndicate of São Paulo Bank.  Mr. de  Souza has experience serving as a director of several companies, including Usiminas.

Allan Simões Toledo — Board member. Mr. Toledo is a business administrator with expertise in finance. He holds a master’s degree in Agribusiness from São Paulo University. He was the Executive Manager and Commercial Director of Banco do Brasil. Mr. Toledo is the Vice President of the international area at Banco do Brasil, member of the board of directors and President of BB Leasing and a member of the board of directors of NeoEnergia.

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

José Carlos Reis de Magalhães Neto  — Board member. Mr. Magalhães has a degree in business administration from Fundação Getúlio Vargas. He is the founder, Chief Executive and Investment Officer and Chairman of the board of directors of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Marisa Lojas S.A.  Mr. Magalhães  qualifies as an independent director under the Brazilian Novo Mercado rules.

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

Pedro de Andrade Faria — Board member.  Mr. de Andrade Faria has a degree in business administration from Fundação Getúlio Vargas and a master’s in business administration from the University of Chicago. He is a member of the board of directors and executive vice-president of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Arezzo Indústria e Comércio S.A., Companhia de Gás de São Paulo – Comgás, Cremer S.A. and Omega Energia Renovável S.A. Mr. de Andrade Faria was the Chief Financial and Investor Relations Officer of Brasilagro. Mr. de Andrade Faria qualifies as an independent director under the Brazilian Novo Mercado rules.

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

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders’ meeting to be held in 2013. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings, when called by our Chief Executive Officer.

The following table sets forth information with respect to our executive officers.

Name	Position Held	Current Position Held Since	Age

José Antonio do Prado Fay	Chief Executive Officer	October 28, 2008	58
Leopoldo Viriato Saboya	Chief Financial, Administrative and Investor Relations Officer	June 26, 2008	36
Antonio Augusto de Toni	Export Market	April 26, 2007	48
	Executive Officer
Giberto Antonio Orsato	Human Resources Executive Officer	April 26, 2007	50
Ely David Mizrahi	Food Service Executive Officer	March 22, 2010	48
Fabio Medeiros Martins da Silva	Dairy	September 23, 2010	45
	Products Operations Executive Officer
Nelson Vas Hacklauer	Strategy and M&A Executive Officer	May 31, 1995	60
Nilvo Mittanck	Operations and Technology Executive Officer	April 26, 2007	50
José Eduardo Cabral Mauro	Domestic Market Executive Officer	March 22, 2010	48
Wilson Newton de Mello Neto	Corporate Affairs Executive Officer	September 23, 2010	39
Luiz Henrique Lissoni	Supply Chain Executive Officer	September 23, 2010	53

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

José Eduardo Cabral Mauro - Domestic Market Executive Officer.  Mr. Mauro graduated as a production engineer from University of São Paulo and obtained a post-graduate degree from Harvard University.  Previously, he worked for 20 years at Unilever and at WalMart.  He joined Sadia in 2009.

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

B.                  Compensation

In 2011, the aggregate compensation paid by us to all members of the board of directors and all executive officers for services in all capacities was approximately R$22 million. In addition, we paid to all executive officers approximately R$15 million in 2011 as part of our profit sharing plan.

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

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In 2011, the amount paid as benefits to the executive officers totaled R$4.7 million. The aggregate total compensation paid to members of the board of directors and executive officers in 2011 (including salaries, profit sharing payments and benefits) was R$41.7 million.

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

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age

Attílio Guaspari (1)(2)	President of the Fiscal Council	April 29, 2005	65
Agenor Azevedo dos Santos	Alternate	April 12, 2007	56
Decio Magno Andrade Stochiero	Member of the Fiscal Council	April 29, 2011	48
Tarcisio Luiz Silva Fontenelle	Alternate	April 29, 2011	49
Manuela Cristina Lemos Marçal	Member of the Fiscal Council	April 29, 2011	38
Paola Rocha Ferreira	Alternate	April 29, 2011	33

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

Decio Magno Andrade Stochiero – Member of the Fiscal Council. Mr. Stochiero holds a degree in Business and an MBA in Rating Asset Investment Portfolios from the University of São Paulo. Mr. Stochiero has had a long career in Fundação Sistel de Seguridade Social, where he is currently Manager of Corporate Planning and Control.  Mr. Stochiero is also a member of the Board of Directors of Bonaire Participações S.A. and member of the National Technical Governance Board of the Associação Brasileira das Entidades Fechadas de Previdência Complementar - ABRAPP.

Manuela Cristina Lemos Marçal – Member of the Fiscal Council. Ms. Marçal holds a degree in Economics and a post-graduate degree in Corporate Finance and Capital Markets from the Federal University of Rio de Janeiro. Ms Marçal was Manager of Market Analysis, and is currently the Executive Manager of Equity Transactions, at PETROS – Fundação Petrobrás de Seguridade Social. She also has experience on investment committees of PETROS.

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

D.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2011(1)	2010	2009
Administration	3,911	3,589	4,189
Commercial	15,009	13,291	13,856
Production	100,247	96,901	96,228
Total	119,167	113,781	114,273

(1) The information for December 31, 2011 includes employees of Avex S.A. and Flora Dánica S.A., the businesses in Argentina we acquired in 2011.

All of our employees are located in Brazil, except for approximately 1,970 employees who are located abroad, mainly in Europe, who staff our overseas sales offices and processing plants.

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

E.                  Share Ownership

Share Ownership of Directors and Executive Officers

As of December 31, 2011, members of our board of directors and executive officers owned the common shares of our company set forth on the table below.

Directors and Officers	Common Shares
Directors:
Nildemar Secches	536,398
Wang Wei Chang	13,484
Paulo Assunção de Souza	1
João José Caiafa Torres	1
Allan Simões Toledo	1
Décio da Silva(1)	250,688
Gerd Edgar Baumer	200,000
José Carlos Reis de Magalhães Neto	1
Eduardo Silveira Mufarej	1
Luis Carlos Fernandes Afonso	2
Susana Hanna Stiphan Jabra	2
Luiz Fernando Furlan	5,994,216
Heloisa Helena Silva de Oliveira	1
Manoel Cordeiro Silva Filho	2
Maurício da Rocha Wanderley	2
Pedro de Andrade Faria	1
Marcelo Guimarães Lopo Lima	1
Walter Fontana Filho	2,990,290

Directors and Officers	Common Shares
Directors:

Eduardo Fontana d’Ávila	2,048,630
Roberto Faldini	464
Subtotal	12,034,186
Officers:
Nelson Vas Hacklauer	8,436
Nilvo Mittanck	9,837
Fabio Medeiros Martins Silva	3,404
José Eduardo Cabral Mauro	12,100
Ely David Mizrahi	11,666
Leopoldo Viriato Saboya	8,028
Gilberto Antonio Orsato	8,380
Antonio Augusto de Toni	11,656
Luiz Henrique Lissoni	3,300
José Antonio do Prado Fay	24,125
Subtotal	100,932

Total	12,135,118

(1)   Excludes 26,346,620 common shares that may be deemed beneficially owned through Weg Participações e Serviços S.A.

Stock Option Plan

On March 31, 2010, our shareholders approved a long-term stock option plan for the executive officers of BRF and its subsidiaries for the award of stock options under two instruments:  (1) a general stock option plan for annual grants as part of compensation and (2) an additional stock option plan pursuant to which an eligible executive officer may purchase additional stock options with a portion of their compensation based on profit-sharing (collectively, the “Stock Option Plan”).  The shares underlying options granted under the plan may consist of newly issued or treasury shares of BRF. A prior stock option plan of Sadia for its executive officers has been folded into the Stock Option Plan.  The Stock Option Plan is intended to attract, retain and motivate our executives to generate value for our companies and to align their interests with the interests of our shareholders. At the extraordinary general shareholders’ meeting held on April 24, 2012, our shareholders approved an expansion of the categories of executive officers who can participate in the Stock Option Plan.

The Stock Option Plan is managed by our board of directors.  The maximum number of options granted under the Stock Option Plan may not exceed, at any time, the amount equivalent to 2% of the total number of common shares issued by BRF.  Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors based on the average closing price of our shares on the 20 trading days preceding the grant date.  Exercise prices are adjusted monthly based on the IPCA.

Stock options granted under the Stock Option Plan vest over three years in three equal annual installments.  Unexercised options are forfeited five years after the grant date.

As of December 31, 2011, a total of 5,370,416 options had been granted, of which 4,277,946 were outstanding and held by approximately 55 persons.  No person has received a number of options for common shares that, together with the common shares owned by that person, exceed one percent of our common shares.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see note 23 to our consolidated financial statements.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

On December 31, 2011, we had outstanding 869,453,804 common shares (excluding 3,019,442 common shares held in treasury), without par value, 114,147,505 of which corresponded to ADRs. On December 31, 2011, we had approximately 28,000 holders of record.

Major Shareholders

The following table sets forth certain information as of March 31, 2012, with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) the total amount of our common shares owned by our directors and executive officers as a group.

	2012
Shareholders	Quantity	%

Caixa de Previdência dos Funcionarios do Banco do Brasil – PREVI (1)	111,519,618	12.78
Fundação Petrobras de Seguridade Social – PETROS (1)	89,500,982	10.26
Fundação Sistel de Seguridade Social – SISTEL (1)	11,726,232	1.34
Fundação Vale do Rio Doce – VALIA (1)	16,671,890	1.91
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40
Tarpon Investimentos S.A	61,106,290	7.00
All directors and executive officers as a group, alternative members and executive persons (22 persons) (3)	11,903,096	1.36
Subtotal	305,903,012	35.05
Others	566,570,234	64.95

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

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2009, except as described below.

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

•         On July 2009, we also issued 115 million common shares, including common shares underlying American Depositary Shares, in a public offering. In August 2009, we issued another 17.25 million common shares pursuant to the underwriters’ exercise of their over-allotment option.

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

The pension funds that are a party to the voting agreement described below held 27.5% of our share capital as of December 31, 2011, compared to 28.03% held at December 31, 2010.

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

B.                  Related Party Transactions

The following summarizes the material transactions that we have engaged in with our directors, key management personnel, principal shareholders and ours and their affiliates since January 1, 2011.  The disclosure of related party transactions below is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

BNDES Financings

As of December 31, 2011, we had outstanding debt obligations to BNDES, including long-term loans under our FINEM credit line in an aggregate principal amount of R$937.1 million, and credit lines for the financing of international trade transactions through BNDES’s EXIM program in the amount of R$737.1 million.  Although BNDES is the sponsor of FAPES, which controls FPRVI Sabiá FIM Previdenciária, one of our principal shareholders, FAPES is independently managed.

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

We are also borrowers under long-term loans with favorable interest rates from Banco do Brasil S.A. to fund eligible capital expenditures in the Central-West region of Brazil under a Brazilian federal government incentive program. Our primary long-term loans from Banco do Brasil S.A. at December 31, 2011 include (1) a commercial credit line in the amount of R$763.9 million, (2) an export credit note in the amount of R$425.2 million and (3) an industrial credit note in the amount of R$5.6 million. Our outgrowers of poultry and hogs may also obtain federal government-subsidized rural credit financing from Banco do Brasil S.A. to fund capital expenditures. We assist our outgrowers in arranging this long-term financing. BRF currently does not guarantee and is not financially responsible for these outgrowers’ financing arrangements; however, we pay part of the payments that we would otherwise make to the outgrowers directly to a mutual fund operated by Banco do Brasil S.A. to support repayment of these financings.  Sadia provides the guarantees of outgrower financing described in “Item 5. Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements.”

The transactions with Banco do Brasil were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Transactions with Subsidiaries

Loans

Our subsidiaries have entered into certain loan agreements.  The following table sets forth the outstanding balances and interest rates on inter-company loans above R$10 million as of December 31, 2011:

Creditor	Debtor	As of December 31, 2011	Interest Rate	Denominations
(in millions of reais)
BFF International	Perdigão International	808.8	1.8% p.a. + exchange rate variation	U.S.$
BFF International	Wellax Food Comércio	548.1	8.00% p.a. + exchange rate variation	U.S.$
Crossban Holdings	Sadia GmbH	18.9	3.00% p.a. + exchange rate variation	U.S.$
Crossban Holdings	Plusfood Holland B.V.	90.5	3.00% p.a.	Euro
Plusfood Holland B.V.	Plusfood Groep B.V.	70.9	3.00% p.a.	Euro
Plusfood Groep B.V.	Plusfood Wrexham	13.8	3.00% p.a. + exchange rate variation	Pound Sterling
Plusfood Groep B.V.	Plusfood B.V.	55.0	3.00% p.a.	Euro
Sadia GmbH	BRF Foods LLC	26.7	7.00% p.a. + exchange rate variation	U.S.$

Arrangements with FAF

Sadia has entered into an operational leasing agreement with Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan and Fontana families, the former controlling shareholders of Sadia. Under the agreement, we rent a distribution center facility in the City of Jundiaí, São Paulo that is owned by FAF. The total rent expense for 2011 amounted to R$11.5 million (R$12.1 million in 2010). The lease monthly payments were established on an arm’s length basis.

FAF also administers a defined benefit plan for employees of Sadia. FAF is controlled by members of the Fontana family. Luiz Fernando Furlan and Walter Fontana Filho, who are members of our board of directors, may have significant influence over Concórdia, including Concórdia Corretora. For more information on the defined benefit plan, see note 24.1.2 to our consolidated financial statements.

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

Transactions with Affiliated Sustainability Institutes

The Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) is a Brazilian not-for-profit organization organized by Sadia and dedicated to promoting sustainable development.  Sadia is the guarantor of a loan to the Sadia Sustainability Institute from BNDES to set up biodigestors on the properties of the rural producers that are taking part in Sadia’s integration system as part of the Sadia sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees at December 31, 2011 was R$79.9 million (R$83.9 million as of December 31, 2010).

Sadia has also provided loans to the Sadia Sustainability Institute to help finance its operations.  As of December 15, 2011, we forgave R$44.1 million outstanding under these loans, as approved by our board of directors.

The Perdigão Sustainability Institute (Instituto Perdigão de Sustentabilidade) is similarly a Brazilian not-for profit organization organized by BRF and dedicated to promoting sustainable development.  We have provided loans to the Perdigão Sustainability Institute to help finance its operations.  Our outstanding loans to the Perdigão Sustainability Institute as of December 31, 2011 were R$6.6 million (R$5.9 million as of December 31, 2010), bearing interest at 12.0% per year.

C.                  Interests of experts and counsel.

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.                  Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of the Company is comprised of common shares. As of December 31, 2011, 2011, 869,453,804, or 99.65%, of our common shares (excluding 3,019,442 held in treasury) were issued and outstanding, 114,147,505, or 13.08%, of which correspond to ADRs.

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

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses.  As of December 31, 2011, our provisions in such tax proceedings were R$231.6 million, compared to R$209.5 million as of December 31, 2010.  Of these proceedings for which we have recorded a provision for probable losses, the primary proceedings are the following:

•         Income tax and social contribution:  We recorded a R$26.0 million provision (R$23.2 million as of December 31, 2010) related to Brazilian income tax (Imposto de Renda – Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre of Lucro Líquido, or “CSLL”), including (1) R$16.4 million (R$15.3 million as of December 31, 2010) relating to a tax assessment notice challenging the taxable income of Granja Rezende, a former subsidiary of Sadia that merged into Sadia in 2002, (2) R$7.4 million related to the disallowed of claims from a subsidiary acquired in 2008 from the Brazilian Tax Recovery Program (“REFIS”), a program for the voluntary settlement of outstanding tax disputes, and (3) R$1.9 million (R$7.9 million as of December 31, 2010) relating to other lawsuits.

•         ICMS:   We are involved in a number of administrative and judicial tax disputes regarding the recording and/or use of amounts paid in respect of the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$79.0 million (R$66.7 million as of December 31, 2010).

•         PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other federal taxes, in the amount of R$66.3 million (R$34.1 million as of December 31, 2010).

•         Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other matters in a total amount of R$56.1 million (R$41.2 million as of December 31, 2010).

Contingencies for Possible Losses

The amount of tax contingencies which the probability of losses were classified as “possible” was R$5,295.0 million as of December 31, 2011 (R$3,523.7 million as of December 31, 2010).  Of this amount, R$566.0 million as of December 31, 2011 (R$578.5 million as of December 31, 2010) reflected our fair value estimate of contingent tax liabilities relating to our business combination with Sadia. The most significant of these tax cases for which the risk of losses is classified as possible are described below:

•         Profits earned abroad: We received a tax assessment from the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad in the total amount of R$365.7 million as of December 31, 2011 (R$164.8 million as of December 31, 2010). Our legal defense is based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of the treaties regarding double taxation.

•         Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by the legal disputes over the Plano Verão, an economic stabilization plan from 1989.  These disputes totaled R$222.5 million as of December 31, 2011 (R$114.7 million as of December 31, 2010). The increase in the amount related to 2011 is justified by new cases and to monetary indexation of existing cases.

•         ICMS:   We are involved in a number of disputes relating to the ICMS tax: (1) allegedly undue ICMS tax credits generated by tax incentives granted by states of origin (knows as the guerra fiscal dispute) in a total amount of R$1,3331.6 million as of December 31, 2011 (R$1,057.3 million as of December 31,2010), (2) the maintenance of ICMS tax credits on the acquisition of essential products with a reduced tax burden (cesta básica) in a total amount of R$493,4 million as of December 31, 2011 (R$388.9 million as of December 31, 2010), (3) the recording  of deemed ICMS tax credits in a total amount of R$86.2 million as of December 31, 2011 (R$10.8 million as of December 31, 2010) and (4) R$563.4 million as of December 31, 2011 (R$564.9 as of December 31,2010) related other lawsuits.

•         IPI:  We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes in the amount of R$125.0 million as of December 31, 2011 (R$55.0 million as of December, 2010).

•         IPI premium credits: Our subsidiary Sadia is involved in a judicial dispute related to the alleged undue use of IPI premium credits to offset other federal taxes in the amount of R$399.7 million as of December 31, 2011 (R$387.3 million as of December 31, 2010). We have recorded these credits based on a final judicial decision.

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS tax credits to offset other federal tax liablities in the amount of R$582.9 million as of December 31, 2011 (R$390.0 million as of December 31, 2010). The 2011 increase relates to new cases as well as to monetary indexation of existing cases.

•         Normative Instruction 86: We were assessed by the Brazilian Internal Revenue Service for a total amount of R$158.2 million related to a fine for alleged non-compliance in the delivery of magnetic files for the years 2003-2005 to the tax authorities.

•         Social security taxes: We are involved in disputes related to social security taxes allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$185.3 million as of December 31, 2011 (R$165.1 million as of December 31, 2010).

•         Other contingencies: We are involved in other tax contingencies involving a variety of matters, including rural activities, transfer pricing and the basis for calculating social contribution taxes, totalling R$151.0 million as of December 31, 2011 (R$158. 5 million as of December 31, 2010).

Additionally, we were included as co-defendant in a tax lawsuit against Huaine Participações Ltda (a former holding company of Perdigão), claiming our liability for taxes in the amount of R$572.2 million as of December 31, 2011. On February 16, 2012, we received a favorable decision from the Superior Court, which remanded the matter to the lower court.  Our legal advisors classify the risk of loss in this lawsuit as remote.  As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

As of December 31, 2011, we were involved in 9,379 labor proceedings amounting to total claims of R$1,740.0 million, compared to R$2,955 million as of December 31, 2010.  These cases are mainly related to overtime, salary adjustments for inflation for periods prior to the introduction of the Real, illnesses allegedly contracted at work and work-related injuries. The labor suits are mainly at the lower court level, and for the majority of the cases, a decision dismissing the pleadings has been granted. None of these suits is individually significant. Our provisions for probable losses in labor claims were R$105.2 million as of December 31, 2011, compared to R$110.2 million as of December 31, 2010.  We recorded these provisions based on our past history of payments and the opinion of our legal counsel.

Civil, Commercial and Other Proceedings

As of December 31, 2011, we were defendants in 5,711 civil proceedings amounting to total claims of R$538.3 million, compared to R$365.2 million as of December 31, 2010. We were defendants in several civil, commercial and others proceedings related to, among other things, traffic accidents, breach of contract claims, property damage and physical injuries.  The civil, commercial and other actions are mostly in lower courts in the evidentiary phase, and we are awaiting the decisions of the applicable courts.  We have recorded provisions for probable losses in the amount of R$45.2 million in connection with our pending civil, commercial and other proceedings as of December 31, 2011, compared to R$97.0 million as of December 31, 2010.  We recorded these provisions based on past history of payments and the opinion of our legal counsel.

Litigation Relating to Sadia’s Pre-Business Combination Derivatives Activities

In the fall of 2008, Sadia sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit, which was settled in December 2011 with the payment by Sadia of a total amount of US$27 million.

In addition, on May 15, 2009, Sadia received a letter from the CVM informing Sadia that the CVM had initiated a preliminary investigation of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. On August 21, 2009, Sadia received an additional letter from the CVM requesting that Sadia provide certain documents to the CVM in connection with its investigation, which was complied with by Sadia. This investigation related only to these individuals and not to Sadia itself. Accordingly, no contingency has been recorded. On December 14, 2010, the CVM issued a decision holding certain directors and former officers of Sadia liable and imposed fines of up to R$400,000 on each of them. These individuals settled the proceedings with the CVM. Three such individuals still serve as directors or alternative directors of our company.

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

In 2010, the CVM reopened a previous investigation into certain officers of Sadia and members of its board of directors regarding potential liability arising out of interviews conducted with newspapers and magazines prior to the announcement of the business combination between Sadia and our company. The investigation is continuing, and in 2011 we furnished certain documents to the CVM in response to its request. The CVM also initiated a proceeding to investigate potential liability arising out of the sale of HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the business combination transaction with our company. These administrative or judicial proceedings are still at a preliminary stage and are awaiting a decision from the lower courts.  The proceedings currently relate only to such individuals. Sadia itself is not a part of such investigations and, accordingly, no contingency has been recorded.

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2009 on a per share basis in reais. On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

Year	Description	First Payment Date	Nominal Currency Brazilian per Share	U.S.$ Equivalent per Share at Payment Date
2009	Interest on shareholders’ equity	February 26, 2010	0.23	0.13
2010	Interest on shareholders’ equity	August 27, 2010	0.06	0.03
2010	Interest on shareholders’ equity	February 24, 2011	0.24	0.14
2011	Interest on shareholders’ equity	August 29, 2011	0.33	0.21
2011	Interest on shareholders’ equity	February 15, 2011	0.39	0.23

The following table sets forth total dividends and interest on shareholders’ equity by share class:

Year	Dividends and Interest on Shareholders’ Equity on Common Shares	Dividends and Interest on Shareholders’ Equity on Preferred Shares	Total Dividends and Interest on Shareholders’ Equity
	(in millions of reais)
2009	100.00	—	100.00
2010	262.50	—	262.50
2011	632.10	—	632.10

Amounts Available for Distribution

The section of this form entitled “Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law. See “— Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity” under Item 10.

B.                  Significant Changes.

The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report on Form 20-F.

ITEM 9.            THE OFFER AND LISTING

A.                  Markets

The principal trading market for our common shares is the São Paulo Stock Exchange.

On October 20, 2000, ADRs representing our preferred shares began trading on the NYSE. On April 12, 2006, our preferred shares were converted into common share and our ADRs have represented our common shares since then. On March 31, 2012, there were 113,838,033 ADRs outstanding, representing 13.05% of our outstanding common shares.

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

On March 31, 2012, we had approximately 29,000 shareholders, including 1,314 U.S. resident holders of our common shares (including The Bank of New York, as depositary). On March 31, 2012, there were 871,745,274 common shares issued and outstanding (excluding 2,925,956 common shares held in treasury).

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

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per Common Share		U.S. dollars per ADR
	High	Low	High	Low
Year
2007	24.48	12.26	14.24	5.72
2008	26.65	13.60	16.43	5.84
2009	24.38	13.08	14.26	5.44
2010	27.09	21.26	16.95	11.62
2011	37.85	24.09	21.42	15.52

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per Common Share		U.S. dollars per ADR
	High	Low	High	Low
Quarter
2009
First Quarter	16.75	13.08	7.36	5.44
Second Quarter	19.99	14.36	10.26	6.40
Third Quarter	24.38	18.95	13.59	9.63
Fourth Quarter	24.23	19.90	14.26	11.52
2010
First Quarter	24.10	21.84	13.77	11.79
Second Quarter	25.81	21.26	14.71	11.62
Third Quarter	25.75	22.35	15.53	12.92
Fourth Quarter	27.60	23.90	16.95	14.02
2011
First Quarter	30.83	26.57	19.09	16.25
Second Quarter	31.85	24.09	20.71	15.52
Third Quarter	32.95	25.17	20.03	16.27
Fourth Quarter	37.85	31.01	21.42	16.85
2012
First Quarter	38.25	32.90	21.46	18.97

Source: Bloomberg

On April 12, 2012, the closing sales price of:

•         our common shares on the São Paulo Stock Exchange was R$34.27 per share;

•         the ADRs on the NYSE was U.S.$19.02 per ADR.

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

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our Bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 37 of our bylaws.

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

In inspecting the validity of documents submitted with respect to shareholder representation, we apply the principle of good faith. Unauthenticated copies of documents or those bearing no verified signature, when not required by law, are permitted and confer entitlement to fully exercise shareholders’ rights, provided that the person concerned undertakes to present the original documents or the equivalent required by us within five working days after the shareholders’ meeting. If the shareholder does not submit the originals or equivalent required by us within the deadline, his or her vote shall be disregarded, and he or she shall be responsible for any loss or damage that his act has caused us.

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

Profit Reserve Accounts

The financial statements of corporations constituted under Brazilian law include two principal reserve accounts: profit reserves and capital reserves. Except for the legal reserve, allocations to any reserve are subject to the approval of our shareholders at our annual shareholders’ meetings.

Profit Reserves

Under the Brazilian Corporation Law, our profit reserves account is comprised of the legal reserve, unrealized profits reserve, contingency reserve, bylaw reserves and retained earnings reserve. Allocations to each of these reserves (other than the legal reserve) are subject to approval by company’s shareholders at annual shareholders’ meeting.

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve must be approved by company’s shareholders at a shareholders’ meeting and may only be used to increase share capital or to absorb losses, but are not available for distribution. At December 31, 2011, we had a legal reserve of R$179.6 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which net profits exceed the sum of (1) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2011, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2011, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for two additional reserves:

•         Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. At December 31, 2011, we had reserves for increases in capital of R$545.8 million.

•         Expansion reserves. Under our bylaws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2011, we had an expansion reserve of R$978.6 million.

•         Reserves for tax incentives. Under our bylaws, shareholders may decide at a meeting to retain a portion of net profits arising from donations on government grants for investment to allocate to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. At December 31, 2011, we had a reserve for tax incentives of R$56.5 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2011, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and donations. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2011, we had a capital reserve of R$76.3 million.

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

•         Informações Trimestrais - ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

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

The disclosure requirement referred to above will also apply to any person or group of persons acting jointly holding participations equal to or in excess of five percent each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.  In addition, pursuant to our bylaws, after reaching the 5% threshold, major shareholders or groups of shareholders must report any acquisition of shares that, when added to those currently held, represent more than 1% (one percent) of our share capital, or multiples of that percentage. These requirements also apply to holders of debentures convertible into our shares or subscription rights that guarantee the holder the right to acquire shares.

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

C.                  Material Contracts

The descriptions of our material contracts provided below are qualified in their entirety by reference to the full text of the agreements attached hereto as Exhibits 4.01, 4.02 and 4.05.

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

On July 13, 2011, the CADE approved the business combination, conditioned upon compliance with the terms of a Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”) that we entered into with the CADE on July 18, 2011.  We agreed to a number of measures under the TCD, and several of these are summarized under “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”

On March 30, 2012, we entered into an agreement with Marfrig for an exchange of assets in compliance with the TCD.  The terms of the Marfrig agreement are summarized under “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”  The transaction with Marfrig is subject to conditions precedent, including an announcement by the CADE that the agreement fulfills the conditions of the TCD.  We expect the transaction to be completed by June 1, 2012.

Shareholders’ Voting Agreement

On March 6, 2006, the Pension Funds that then held 49.0% of our share capital entered into a shareholders’ voting agreement, which is summarized under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Voting Agreement.”  The Pension Funds held 28.0% of our share capital as of March 31, 2012.  Although the current shareholders’ agreement has expired, the Pension Funds continue to be guided by its terms and are currently negotiating a new shareholders’ voting agreement.

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

Pursuant to Resolution No. 3,265, of March 4, 2005, which was revoked by Resolution No. 3,568, issued on May 29, 2008, the National Monetary Council introduced a single Foreign Exchange Market and abolished the legal differences between the Commercial and Floating Markets. Among the modifications to Exchange Market rules is a broader permission to remit funds abroad through the Foreign Exchange Market. On the other hand, the so-called “CC5-Accounts,” which are bank accounts inreais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties. As it is a very recent rule, it is not possible to assess the impact of its provisions on the Brazilian Exchange Market, but it is expected to have a general positive effect by reducing costs derived from currency exchange transactions.

Resolution No. 3,568, issued on May 29, 2008 by the National Monetary Council, kept in effect the main provisions of Resolution No. 3,265, which it superseded.  However, among the changes introduced by Resolution No. 3,568 was that travel agencies and hotels are no longer be permitted to operate directly in the foreign exchange markets, but that such companies may execute agreements with authorized financial institutions, up a maximum amount equal to U.S.$3,000.00, in order to service those of their clients who might need to engage in foreign exchange transactions.

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below under “—U.S. Federal Income Tax Considerations”) of common shares or ADRs. Prospective holders of common shares or ADRs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADRs in their particular circumstances.

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

With respect to non-corporate U.S. Holders, certain dividends received in taxable years before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADRs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, although we believe that dividends received with respect to ADRs currently meet the conditions required for those reduced tax rates, we do not believe that dividends received with respect to common shares (rather than ADRs) currently meet the conditions required for those reduced tax rates. We cannot assure you that the ADRs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under “— Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2011, and we do not expect to be a PFIC for 2012 or in the future, although we can provide no assurances in this regard.

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

Fax: +55 11 2322-5747

E-mail: acoes@brasilfoods.com

I.                    Subsidiary Information

See the notes to our consolidated financial statements for a description of the Company’s subsidiaries.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks related to potential losses resulting from adverse changes in interest rates, exchange rates and the price of some commodities. We have established policies and procedures to manage our sensitivity to such risks. These procedures include the monitoring of our level of exposure to each market risk through an analysis based on our balance-sheet exposure combined with an analysis of expected cash flows. We also use derivative financial instruments to mitigate our exposure to these risks, guided by our risk policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

Our risk management department is responsible for monitoring, evaluating and reporting our financial risk. Our Board of Directors is responsible for approving our risk policy and periodically evaluating improvements to it, defining the limits of risk tolerance for different types of risks to which we are exposed and defining action plans to align the risks within these limits.  Our Financial Risk Management Committee is in charge of the execution of our risk policy, which includes supervising the risk management process, planning and verifying the impact of the decisions implemented, evaluating and approving hedging alternatives, and monitoring the exposure levels to risks in order to ensure compliance with our risk policy.  Our risk policy defines the risk management strategies to be adopted.  Among other things, our risk policy does not authorize us to engage in leveraged transactions in derivative markets and states that the notional amount of individual hedging transactions must be limited to 2.5% of our shareholders’ equity.

Under IFRS, we have accounted for our derivative instruments using the fair value method. For more information on our financial instruments and risk management, see note 4 to our consolidated financial statements.

The following section describes the significant market risks associated to our activities and the related financial instruments.

Interest Rate Risk

We are exposed to risk from changes in interest rates, which may be caused by factors related to the global economic crises, changes in monetary policy in the Brazilian and foreign markets, and other factors. Our interest rate exposure under our indebtedness is primarily to the LIBOR rate, the TJLP rate and the UMBNDES rate. We also have indebtedness denominated in reais  and U.S. dollars that bear interest at fixed rates.  With regards to our marketable securities, our principal exposure is to the CDI rate for investments in the Brazilian market.  Our marketable securities in foreign markets are generally U.S. dollar instruments at a fixed coupon.

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2011. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash and cash equivalents and the amounts of derivative instruments (amounts in millions of reais, except weighted average annual interest rates).

	All-in Weighted Average Annual Interest Rate	Short Term	2013	2014	2015	2016	There-after	Carrying Amount	Fair Value
Financial Instruments
Assets - Short/Long-term..		2,739.5	83.4	—	—	—	70.0	2,892.9	2,892.9
Fixed rate		1,522.8	—	—	—	—	—	1,522.8	1,522.8
In U.S. dollars	1.95%	1,122.3	—	—	—	—	—	1,122.3	1,122.3
In Euros	0.37%	379.2	—	—	—	—	—	379.2	379.2
Other currencies	0.07%	21.3	—	—	—	—	—	21.3	21.3
Variable rate	—	1,149.9	83.4	—	—	—	70.0	1,303.3	1,303.3
In Reais	101.31% CDI	711.3	—	—	—	—	—	711.3	711.3
In Reais	100% SELIC	355.1	—	—	—	—	—	355.1	355.1
In Reais	IGPM+12%	—	—	—	—	—	70.0	70.0	70.0
In U.S. dollars	Libor+4.5%	83.4	83.4	—	—	—	—	166.8	166.8
Without rate	66.9	66.9	—	—	—	—	—	66.9	66.9
In Reais	66.9	66.9	—	—	—	—	—	66.9	66.9
Liabilities - Short/Long-term		3,452.5	776.9	578.5	142.4	79.9	3,025.4	8,053.5	8,053.5
Fixed rate		1,288.1	121.4	46.5	45.6	45.7	2,424.2	3,971.6	3,971.6
In Reais	7.06%	987.0	55.5	46.3	45.6	45.7	192.2	1,372.4	1,372.4
In U.S. dollars	6.14%	299.0	65.9	0.2	—	—	2,232.0	2,597.2	2,597.2
In Euros	4.5%	—	—	—	—	—	—	—	—
In Argentine pesos	15%	2.0	—	—	—	—	—	2.0	2.0
Variable rate		2,164.4	655.5	532.0	96.8	34.2	601.2	4,081.9	4,081.9
In Reais		827.2	291.2	499.9	85.8	31.4	221.8	1,957.3	1,957.3
Index	TJLP + 3.54%	822.0	291.2	499.9	85.8	31.4	32.9	1,763.2	1,763.2
Index	IGPM + 4.64%	5.2	—	—	—	—	189.0	194.2	194.2
In U.S. dollars		1,337.2	364.2	32.0	11.0	2.8	379.3	2,124.6	2,124.6
Index	Libor + 1.8%	1,245.0	304.3	5.2	—	—	374.5	1,929.0	1,929.0
Index	UMBNDES +2.43%	62.1	45.3	26.9	11.0	2.8	4.8	150.9	150.9
Index	92.86% CDI	30.1	14.6	—	—	—	—	44.7	44.7
Net		713.0	693.5	578.5	142.4	79.9	2,955.4	5,160.6	5,160.6

Foreign Exchange Risk

In managing our foreign exchange risk, we try to balance our assets denominated in foreign currency against our liabilities also denominated in foreign currency. We also consider future cash flows resulting from transactions in foreign currency, especially exports denominated in U.S. dollars, euro and pounds sterling. We usually enter into derivative instruments, mainly local short-term swaps, to manage such foreign exchange risk, but these derivatives generally do not cover 100% of the principal amount of our U.S. dollar-denominated obligations.

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2011. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-Balance Sheet Financial Instruments	Short Term	2013	2014	2015	2016	Thereafter	Carrying Amount	Fair Value
US dollar-denominated instruments	2,842.0	513.5	32.2	11.0	2.8	2,609.4	5,860.8	5,860.8
Assets
Short/Long-term investments(1)	1,205.8	83.4			—		1,289.1	1,289.1
Average annual interest rate	2.2%	5.1%	—	—	—	—	2.4%
Liabilities
Short/Long-term investments (2)	1,636.3	430.1	32.2	11.0	2.8	2,609.4	4,571.7	4,571.7
Average annual interest rate	2.6%	3.6%	5.5%	8.7%	8.4%	6.1%	4.8%

Euro-denominated instruments	379.2	—	—	—	—	—	379.2	379.2
Assets
Short/Long-term investments	379.2	—	—	—	—	—	379.2	379.2
Average annual interest rate	0.4%	—	—	—	—	—	0.4%
Argentine peso denominated instruments	2.0	0.02	—	—	—	—	2.0	2.0
Average annual interest rate	15%	15%	—	—	—	—	—	—
Other currency-denominated instruments	21.3	—	—	—	—	—	21.3	21.3
Average annual interest rate	0.1%	—	—	—	—	—	—	—

(1) Includes overnight deposits, time deposits, long-term Brazilian government bonds, credit linked notes and oher short-term investments.

(2) Represents indebtedness denominated in US dollar.

The table below presents our derivative financial instruments under which we have exposure to foreign exchange risk, using the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

	Short Term	2013	2014	2015	2016	There-after	Carrying Amount	Fair Value

Total Notional	4,847.1	317.5	334.2	2.8	—	665.2	(247.6)	(247.6)
Cross-currency swaps:	11.2	11.2	334.2	2.8	—	—	(47.8)	(47.8)
Receive reais/Pay U.S.$
Notional amount	11.2	11.2	334.2	2.8	—	—	(47.8)	(47.8)
Average annual interest received in reais	9.6%	9.6%	9.6%	9.6%	—	—	—	—
Average annual interest paid in U.S.$	1.4%	1.4%	1.4%	1.4%	—	—	—	—
Duration	0.6	2.0	3.0	4.0	—	—	—	—
Interest rate swaps:	1,025.6	306.3	—	—	—	665.2	(111.9)	(111.9)
Receive U.S.$/Pay U.S.$
Notional amount	878.6	103.2	—	—	—	665.2	(96.2)	(96.2)
Average annual interest received in U.S.$	2.2%	2.2%	—	—	—	2.2%	—	—
Average annual interest paid in U.S.$	4.5%	4.5%	—	—	—	4.5%	—	—
Duration	0.7	2.0	—	—	—	6.9	—	—
Receive U.S.$/Pay reais
Notional amount	147.0	203.1	—	—	—	—	(15.7)	(15.7)
Average annual interest received in U.S.$	4.8%	4.8%	—	—	—	—	—	—
Average annual interest paid in 94.4% of CDI	10.3%	10.3%	—	—	—	—	—	—
Duration	0.6	2.0	—	—	—	—	—	—
Non-deliverable forwards:	3,594.4	—	—	—	—	—	(86.3)	(86.3)
Receive reais /Pay U.S.$
Notional amount	2,551.1	—	—	—	—	—	(88.2)	(88.2)
Average annual interest received in reais	9.3%	—	—	—	—	—	—	—
Average annual interest paid in U.S.$	—	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—
Receive reais/ Pay euros
Notional amount	769.2	—	—	—	—	—	6.6	6.6
Average annual interest received in reais	7.7%	—	—	—	—	—	—	—
Average annual interest paid in euros	—	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—
Receive reais /Pay U.K. pounds
Notional amount	202.0	—	—	—	—	—	(5.3)	(5.3)
Average annual interest received in reais	7.6%	—	—	—	—	—	—	—
Average annual interest paid in U.K. pounds	—	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—
Receive U.S.$/Pay euros
Notional amount	60.9	—	—	—	—	—	0.5	0.5
Average annual interest received in U.S.$	0.5%	—	—	—	—	—	—	—
Average annual interest paid in euros	—	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—
Receive U.S.$/Pay Argentine pesos
Notional amount	11.3	—	—	—	—	—	—	—
Average annual interest received in U.S.$	—	—	—	—	—	—	—	—
Average annual interest paid in Argentine pesos	13.5%	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—	—
FX Options:	150.1	—	—	—	—	—	(1.3)	(1.3)
Notional amount	150.1	—	—	—	—	—	(1.3)	(1.3)
Duration	0.1	—	—	—	—	—	—	—
FX Futures:	65.8	—	—	—	—	—	(0.3)	(0.3)
Notional amount	65.8	—	—	—	—	—	(0.3)	(0.3)
Duration	0.1	—	—	—	—	—	—	—

The table below provides further detail on our foreign currency-denominated assets and liabilities as of December 31, 2011 and 2010:

	As of December 31,
	2011	2010
	(in millions of reais)
Cash and cash equivalents and marketable securities	1,689.6	2,493.0
Trade accounts receivable - third parties	1,379.4	951.0
U.S. dollar futures	65.8	121.3
Inventory	112.3	100.9
Forward contracts (NDFs) (a)	11.3	(241.7)
Exchange rate contracts (Swaps)	(359.4)	—
Loans and financing	(4,723.8)	(4,016.1)
Prepayment exports designated as hedge accounting instruments	1,210.2	804.0
Trade accounts payable	340.3	(105.8)
Advance pre-payment from subsidiaries	—	—
Other operating assets and liabilities, net	71.9	35.1
	(883.0)	141.7

Foreign exchange exposure in US$	(470.7)	85.1

(a)    Offshore non-deliverable forwards (“NDFs”), not designated as hedge accounting instruments, that impact our financial results and not our shareholders’ equity.

As permitted by CVM regulations, we account for the exchange rate variation clauses of our export prepayment facilities as hedging instruments that mitigate the risk of exchange rate variations relating to our exports. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Export Credit Facilities—Export Prepayment Facilities” for a general description of our export prepayment facilities.  For more information about our accounting relating to these facilities, see note 4.4.4 to our consolidated financial statements.

The table below presents a sensitivity analysis relating to our foreign exchange risk that considers five scenarios the next twelve months for the variations in exchange rates between the real  and the U.S. dollar, the real  and the euro, and the real  and the pound sterling.  We have adopted what we believe is the most likely scenario shown in the table. The total of export sales analyzed corresponds to the total of derivative financial instruments plus the amortization flow under export prepayment facilities designated as hedge accounting instruments.

Exchange Rate - Brazilian Reais x U.S. Dollar		1.8758	1.6882	1.4069	2.3448	2.8137
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in millions of reais)
Non-deliverable forwards (hedge accounting)	Devaluation of R$	(29.4)	225.7	608.4	(667.1)	(1,304.9)
Options – foreign currencies	Devaluation of R$	(0.1)	4.8	16.0	(18.9)	(37.6)
Prepayment export facilities (1)	Devaluation of R$	(46.2)	74.8	256.3	(348.8)	(651.3)
Exports(2)	Appreciation of R$	41.8	(264.3)	(727.5)	813.7	1,585.6
Net effect		(33.9)	41.0	153.2	(221.1)	(408.2)
Statement of income		—	—	—	—	—
Shareholders' equity		(33.8)	41.0	153.4	(221.1)	(408.3)

Exchange Rate - Brazilian Reais x Euro		2.4230	2.1807	1.8173	3.0288	2.6345
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in millions of reais)
Non-deliverable forwards (hedge accounting)	Devaluation of R$	27.7	104.3	219.1	(163.7)	(355.1)
Exports(2)	Appreciation of R$	(27.7)	(104.3)	(219.1)	163.7	355.1
Net effect		—	—	—	—	—
Statement of income		—	—	—	—	—
Shareholders' equity		—	—	—	—	—

Exchange Rate - Brazilian Reais x Pound		2.8930	2.6037	2.1698	3.6163	4.3395
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in millions of reais)
Non-deliverable forwards (hedge accounting)	Devaluation of R$	660.0	20.7	50.8	(49.5)	(99.6)
Exports(2)	Appreciation of R$	(660.0)	(20.7)	(50.8)	49.5	99.6
Net effect		—	—	—	—	—
Statement of income		—	—	—	—	—
Shareholders' equity		—	—	—	—	—

(1) Represents liabilities under prepayment export facilities.

(2) Represents net revenues from exports that are hedged using the instruments set forth in this table.

Commodity Price Risk

In the normal course of our operations, we purchase commodities, mainly corn, soy meal and live hogs, which make up a significant portion of our raw materials and costs of production.

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

Our risk policy provides guidelines to hedging against increases in the price of corn and soy meal. We continuously analyze the possibility of using derivative instruments or inventory management for this purpose. Currently we manage our inventory levels as a method of hedging.

During the 2011 fiscal year, we used derivative instruments to mitigate the exposure to variations in live cattle prices. We entered into derivative instruments to protect our positions under the following transactions: (1) forward purchases of cattle, (2) contracting our own cattle confinement, (3) contracting cattle confinement in partnership with other parties and (4) spot purchases of cattle to ensure sufficient supply in the off-season. The contracts are recorded at fair value in our financial results, regardless of the month of expiration of the contracts.

The table below presents derivative financial instruments related to commodities, using the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

	Short Term	2013	2014	2015	2016	There-after	Carrying Amount	Fair Value

Non-deliverable forward:	1.7	—	—	—	—	—	—	—
Receive reais /Pay BGI(1)
Notional amount	1.7	—	—	—	—	—	—	—
Average annual interest received in reais	—	—	—	—	—	—	—	—
Average annual interest paid in BGI	—	—	—	—	—	—	—	—
Duration	0.8	—	—	—	—	—	—	—
Cattle Options:	33.6	—	—	—	—	—	0.3	0.3
Notional amount	33.6	—	—	—	—	—	0.3	0.3
Duration	0.1	—	—	—	—	—	—	—
Cattle Futures:	11.0	—	—	—	—	—	—	—
Notional amount	11.0	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—

(1) BGI = live cattle (boi gordo)

Debt

For a description of our principal indebtedness, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt.”

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The following table sets for the fees and charges that a holder of ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of November 14, 2011 (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary, in connection with our ADR program:

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

8.     Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows 7 and 8 of the table above may, at the depositary’s discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions.  In the year ended December 31, 2011, the annual fee for depositary services was charged to holders of ADRs.

In the year ended December 31, 2011, pursuant to a letter agreement between our company and the depositary, the depositary reimbursed us for fees, expenses and related taxes of R$729.7 thousand, consisting of (1) expenses in connection with investor relations events of U.S.$201.8 thousand, (2) investor relations expenses and listing fees of U.S.$73.2 thousand, (3) legal expenses in connection with ongoing reporting requirements of U.S.$113.7 thousand, (4) conference calls expenses of U.S.$6.8 thousand, (5) fees paid to self-regulatory organizations (the NYSE, the PCAOB and the FASB) and to the depositary of U.S.$111.9 thousand, (6) fees and expenses for other services of U.S.$3.4 thousand and (7) related withholding taxes on these amounts of U.S.$218.9 thousand.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2011, based on criteria in Internal Control-Integrated Framework, issued by the COSO.

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

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18––Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2011, no such amendment was made or waiver granted.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, KPMG Auditores Independentes, responsible for auditing the Financial Statements including in the Annual Report on Form 20-F, during the fiscal years ended December 31, 2011 and 2010. No payments of consultancy fees were made to the independent auditors KPMG Auditores Independentes during 2011 and 2010. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Fiscal Council/Audit Committee approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the Sarbanes-Oxley Act.

	Year Ended December 31,
	2011	2010
	(in thousands of reais)
Audit fees	3,055.9	3,944.2
Audit-related fees	428.1	465.6
Tax fees	215.5	328.0
All other fees	290.0	—
Total fees	3,989.5	4,737.8

Audit fees in the above table are the aggregate fees billed by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Audit-related fees in the above table are fees billed by KPMG Auditores Independentes in connection with our offering of the 7.25% notes due 2020 in 2010 and 2011.

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

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG Auditores Independentes was appointed to act as our independent public accounting firm for a five-year period to audit our consolidated financial statements for the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011. Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years.  On November 24, 2011, our board of directors, as recommended by our Fiscal Council, approved the appointment of Ernst&Young Terco Auditores Independentes S/S to act as our independent public accounting firm beginning as of January 1, 2012.

KPMG Auditores Independentes’s reports on our financial statements for the each of the five fiscal years ended on December 31, 2007, 2008, 2009, 2010 and 2011 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During such five fiscal years, there were no disagreements with KPMG Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of KPMG Auditores Independentes, would have caused KPMG Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

We did not consult Ernst&Young Terco Auditores Independentes S/S during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

We have requested that KPMG Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 16.01 to this Form 20-F.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Not applicable.

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

EXHIBIT INDEX

Exhibit Number	Description
1.01	Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary meeting of the shareholders of BRF – Brasil Foods S.A. on April 24, 2012.
2.01

Form of Deposit Agreement among Perdigão S.A., The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 14, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File No. 333-177676).

2.02	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File 333-177676).
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
4.05*

Performance Commitment Agreement (Termo de Compromisso de Desempenho), dated July 18, 2011, between BRF – Brasil Foods S.A. and the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed July 18, 2011, SEC File No. 001-15148).

8.01	Subsidiaries of the Registrant.
12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.01	Letter from KPMG Auditores Independentes to the Securities and Exchange Commission, dated April 27, 2012, regarding the change in independent public accounting firm.

*      Portions of the Performance Commitment Agreement were omitted pursuant to a request for confidential treatment filed with the Commission.

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

Date: April 30, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

BRF – Brasil Foods S.A.

We have audited the accompanying consolidated balance sheets of BRF – Brasil Foods S.A. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BRF – Brasil Foods S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Report Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As mentioned in note 1.2, on July 13, 2011, the Administrative Council for Economic Defense ("CADE") approved the business combination between the Company and Sadia S.A., and revoked the Agreement to Preserve Reversibility and Operation ("APRO ") signed on July 8, 2009. This approval is subject to compliance with the obligations assumed by the Company with the CADE in the Term Performance Commitment ("TCD") entered into on the same date. On March 20, 2012, the Company signed the Contract of Exchange of Assets and Other Agreements with Marfrig Alimentos S.A., whose main objective is to establish the terms and conditions enabling the transaction to occur as mentioned in notes 1.2 and 38, which is subject to suspension conditions depending on the CADE manifestation. Our conclusion does not contain any qualification relating to this matter.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil
April 27, 2012

BRF - BRASIL FOODS S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(Amounts expressed in millions of Brazilian reais)

ASSETS	Note	12.31.11	12.31.10
CURRENT ASSETS
Cash and cash equivalents	7	1,366.8	2,310.6
Marketable securities	8	1,372.7	1,032.4
Trade accounts receivable, net	9	3,207.8	2,565.0
Inventories	10	2,679.2	2,135.8
Biological assets	11	1,156.1	900.7
Recoverable taxes	12	907.9	695.9
Assets held for sale	13	19.0	62.2
Other financial assets	21	23.5	98.6
Other current assets		390.8	219.5
Total current assets		11,123.8	10,020.7

NON-CURRENT ASSETS
Marketable securities	8	153.4	209.1
Trade accounts receivable, net	9	2.4	7.0
Credit notes	9	147.3	93.1
Recoverable taxes	12	744.6	767.4
Deferred income taxes	14	2,628.8	2,487.6
Judicial deposits	15	228.3	234.1
Biological assets	11	387.4	377.7
Other non-current assets		362.6	223.2
Investments	16	20.4	17.5
Property, plant and equipment, net	17	9,798.4	9,066.8
Intangible assets	18	4,386.1	4,247.3
Total non-current assets		18,859.7	17,730.8

TOTAL ASSETS		29,983.5	27,751.5

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(Amounts expressed in millions of Brazilian reais)

LIABILITIES	Note	12.31.11	12.31.10
CURRENT LIABILITIES
Short-term debt	19	3,452.5	2,227.7
Trade accounts payable	20	2,681.3	2,059.2
Payroll and related charges		434.2	387.4
Tax payable		224.8	210.8
Interest on shareholders' equity	26	312.6	193.1
Employee and management profit sharing		224.5	111.3
Other financial liabilities	21	270.7	82.2
Provision for tax, civil and labor	25	118.5	65.1
Other current liabilities		268.7	349.6
Total current liabilities		7,987.8	5,686.4

NON-CURRENT LIABILITIES
Long-term debt	19	4,601.1	4,975.2
Social and tax payable		29.5	64.2
Provision for tax, civil and labor	25	835.2	981.8
Deferred income taxes	14	1,791.9	1,635.7
Employee benefit plan	24	266.0	274.5
Other non-current liabilities		362.0	497.2
Total non-current liabilities		7,885.7	8,428.6

SHAREHOLDERS' EQUITY	26
Capital		12,460.5	12,460.5
Capital reserves		76.3	69.4
Profit reserves		1,760.4	1,064.7
Treasury shares		(65.3)	(0.7)
Other comprehensive (income) loss		(161.5)	35.2
Parent company shareholders' equity		14,070.4	13,629.1
Non-controling interest		39.6	7.4
Total shareholders' equity		14,110.0	13,636.5

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		29,983.5	27,751.5

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(Amounts expressed in millions of Brazilian reais)

	Note	12.31.11	12.31.10	12.31.09
NET SALES	30	25,706.2	22,681.3	15,905.8
Cost of Sales	35	(19,047.0)	(16,951.2)	(12,728.9)
GROSS PROFIT		6,659.2	5,730.1	3,176.9
OPERATING INCOME (EXPENSES)
Selling	35	(3,837.5)	(3,523.1)	(2,577.1)
General and administrative	35	(426.9)	(332.9)	(222.2)
Other operating expenses	33	(402.7)	(393.9)	(302.8)
Equity interest in income of affiliates		9.0	4.4	2.5
OPERATING INCOME		2,001.1	1,484.6	77.3
Financial income	34	845.8	880.2	1,525.1
Financial expenses	34	(1,325.3)	(1,363.3)	(1,262.6)
INCOME BEFORE TAXES		1,521.6	1,001.5	339.8
Current	14	(39.9)	(130.6)	(80.2)
Deferred	14	(116.6)	(65.9)	(141.0)
NET INCOME		1,365.1	805.0	118.6
Attributable to:
BRF shareholders		1,367.4	804.1	123.0
Non-controlling interest		(2.3)	0.9	(4.4)
Earnings per share - basic		870,507.5	870,887.1	604,120.0
Weighted average shares outstanding (thousands) - basic	28	1.57	0.92	0.20
Earning per share - diluted		870,546.2	875,538.7	606,044.4
Weighted average shares outstanding (thousands) - diluted	28	1.57	0.92	0.20

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2011, 2010 and 2009
(Amounts expressed in millions of Brazilian reais, except interest on own capital per share data)

					Attributed to interest of controlling shareholders
		Capital reserve			Profit reserves			Other comprehensive income

								Accumulated
								foreign	Available for					Total
						Reserve for		currency	sale			Total	Participation of	shareholders'
		Capital	Treasury		Reserve for	capital	Reserve of	translation	marketable	Actuarial gains	Retained	shareholders'	non-controlling	equity
	Capital	reserve	shares	Legal reserve expansion		increases tax incentives adjustments			securities	(losses)	earning (losses)	equity	interest	(consolidated)
BALANCES AT JANUARY 1, 2009	3,445.0	-	(0.8)	66.2	505.1	160.3	-	(2.9)	(35.3)	-	(213.0)	3,924.6	0.7	3,925.3
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	-	19.6	-	-	-	19.6	8.4	28.0
Unrealized loss in available for sale marketable
securities	-	-	-	-	-	-	-	-	(1.2)	-	-	(1.2)	-	(1.2)
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	(4.7)	-	-	(4.7)	-	(4.7)
Actuarial loss	-	-	-	-	-	-	-	-	-	(23.1)	-	(23.1)	-	(23.1)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	123.0	123.0	(4.4)	118.6
TOTAL COMPREHENSIVE INCOME								16.7	(41.2)	(23.1)	(90.0)	4,038.2	4.7	4,042.9
Capital increase	9,108.5	-	-	-	-	-	-	-	-	-	-	9,108.5	-	9,108.5
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0,229985 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	(100.0)	(100.0)	-	(100.0)
Legal reserve	-	-	-	4.8	-	-	-	-	-	-	(4.8)	-	-	-
Reserve for expansion	-	-	-	-	(8.7)	-	-	-	-	-	8.7	-	-	-
Reserve for capital increase	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Valuation of shares	-	62.8	-	-	-	-	-	-	-	-	-	62.8	-	62.8
Cost of shares issuance	(91.7)	-	-	-	-	-	-	-	-	-	-	(91.7)	-	(91.7)
Treasury shares sold	-	-	(26.8)	-	-	-	-	-	-	-	-	(26.8)	-	(26.8)
BALANCES AT DECEMBER 31, 2009	12,461.8	62.8	(27.6)	71.0	496.4	160.3	-	16.7	(41.2)	(23.1)	(186.1)	12,991.0	4.7	12,995.7
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	-	(5.2)		-	-	(5.2)	-	(5.2)
Unrealized gain in available for sale marketable
securities	-	-	-	-	-	-	-	-	0.9	-	-	0.9	-	0.9
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	103.9	-	-	103.9	-	103.9
Actuarial loss	-	-	-	-	-	-	-	-	-	(16.8)	(18.5)	(35.3)	-	(35.3)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	804.1	804.1	0.9	805.0
TOTAL COMPREHENSIVE INCOME								11.5	63.6	(39.9)	599.5	13,859.4	5.6	13,865.0
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0,3016 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	(262.5)	(262.5)	-	(262.5)
Legal reserve	-	-	-	40.2	-	-	-	-	-	-	(40.2)	-	-	-
Reserve for expansion	-	-	-	-	176.9	-	-	-	-	-	(176.9)	-	-	-
Reserve for capital increase	-	-	-	-	-	119.9	-	-	-	-	(119.9)	-	-	-
Share-based payments	-	6.6	-	-	-	-	-	-	-	-	-	6.6	-	6.6
Cost of shares issuance	(1.3)	-	-	-	-	-	-	-	-	-	-	(1.3)	-	(1.3)
Participation of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	1.8	1.8
Treasury shares sold	-	-	26.9	-	-	-	-	-	-	-	-	26.9	-	26.9
BALANCES AT DECEMBER 31, 2010	12,460.5	69.4	(0.7)	111.2	673.3	280.2	-	11.5	63.6	(39.9)	-	13,629.1	7.4	13,636.5
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	-	1.1	-	-	-	1.1	-	1.1
Unrealized gain in available for sale marketable
securities	-	-	-	-	-	-	-	-	3.6	-	-	3.6	-	3.6
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	(229.4)	-	-	(229.4)	-	(229.4)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	-	28.0	(39.6)	(11.6)	-	(11.6)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	1,367.4	1,367.4	(2.3)	1,365.1
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	-	12.6	(162.2)	(11.9)	1,327.8	14,760.2	5.1	14,765.3
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0,7270 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	(632.1)	(632.1)	-	(632.1)
Legal reserve	-	-	-	68.4	-	-	-	-	-	-	(68.4)	-	-	-
Reserve for expansion	-	-	-	-	305.3	-	-	-	-	-	(305.3)	-	-	-
Reserve for capital increase	-	-	-	-	-	265.6	-	-	-	-	(265.6)	-	-	-
Reserve of tax incentives	-	-	-	-	-	-	56.4	-	-	-	(56.4)	-	-	-
Share-based payments	-	15.8	-	-	-	-	-	-	-	-	-	15.8	-	15.8
Gains and losses on disposals of shares	-	3.3	-	-	-	-	-	-	-	-	-	3.3	-	3.3
Acquisition of non-controlling entities	-	(12.2)	-	-	-	-	-	-	-	-	-	(12.2)	-	(12.2)
Participation of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	34.5	34.5
Treasury shares acquired	-	-	(72.0)	-	-	-	-	-	-	-	-	(72.0)	-	(72.0)
Treasury shares sold	-	-	7.4	-	-	-	-	-	-	-	-	7.4	-	7.4
BALANCES AT DECEMBER 31, 2011	12,460.5	76.3	(65.3)	179.6	978.6	545.8	56.4	12.6	(162.2)	(11.9)	-	14,070.4	39.6	14,110.0

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2011, 2010 and 2009
(Amounts expressed in millions of Brazilian reais)

	Note	12.31.11	12.31.10	12.31.09
Net Income		1,365.1	805.0	118.6
Gain (loss) in foreign currency translation adjustments		1.1	(5.2)	19.6
Unrealized gain (loss) in available for sale marketable securities, net of
income taxes of (R$0.05) in 2011 and (R$0.3) in 2010.	8	3.5	0.9	(1.2)
Unrealized gains (loss) in cash flow hedge, net of income taxes of R$97.8 in
2011 and (R$53.5) in 2010.	4	(229.4)	103.9	(4.7)
Actuarial gains (losses), net of income taxes of R$14.4 in 2011 and R$8.7 in
2010.	24	28.0	(16.8)	(23.1)
Net income (loss) recorded directly in the shareholders' equity		(196.8)	82.8	(9.4)
Comprehensive Income		1,168.3	887.8	109.2
Attributable to:
BRF Shareholders		1,170.6	886.9	113.6
Non-controlling interest		(2.3)	0.9	(4.4)

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2011, 2010 and 2009
(Amounts expressed in millions of Brazilian reais)

	12.31.11	12.31.10	12.31.09
OPERATING ACTIVITIES:
Net income for the year	1,367.4	804.1	123.0

Adjustments to reconcile net income to net cash provided by operating activities:
Non-controlling shareholders	(2.3)	0.9	(4.4)
Depreciation and amortization	886.3	780.0	544.6
Equity interest in income of affiliates	(9.0)	(4.4)	(2.5)
Loss on disposal of property, plant and equipment	158.7	87.3	45.0
Deferred income tax	116.6	65.9	141.0
Provision (reversal) for tax, civil and labor risks	78.9	122.7	(14.9)
Other provisions (reversals)	60.5	(89.7)	20.2
Exchange rate variations and interest	732.2	236.5	(533.8)
Changes in Operating Assets and Liabilities:
Investment in trading securities	(4,003.6)	(2,809.7)	(9,448.8)
Redemption of trading securities	4,107.6	4,553.8	8,480.0
Investment in available for sale	(1,703.5)	(980.7)	(239.3)
Redemptions of available for sale	1,499.2	1,170.7	69.0
Other financial assets and liabilities	(23.8)	(75.9)	(8.0)
Trade accounts receivable	(640.2)	(401.5)	118.9
Inventories	(538.6)	163.5	244.7
Trade accounts payable	566.7	154.8	(28.9)
Payable of provisions for tax, civil and labor risks	(203.2)	(91.3)	(30.1)
Interest paid	(466.2)	(545.6)	(438.6)
Cash paid during the year for income taxes	(37.8)	(78.1)	-
Interest on shareholders' equity received	5.6	4.0	-
Payroll and related charges	(808.9)	164.2	(30.9)
Net cash provided by (used) operating activities	1,142.6	3,231.5	(993.8)
INVESTING ACTIVITIES:
Marketable securities	-	-	(0.4)
Redemptions in marketable securities	29.2	-	251.7
Additional acquisition costs	-	-	99.2
Business combination, net of cash	(230.2)	-	511.3
Other investments, net	(4.7)	-	(58.8)
Additions to property, plant and equipment	(1,125.2)	(697.8)	(693.2)
Additions to biological assets	(492.2)	(376.1)	(225.9)
Proceeds from disposals of property, plant and equipment	6.0	38.2	66.4
Additions to intangible	(58.8)	(64.7)	-
Net cash used in investing activities	(1,875.9)	(1,100.6)	(49.7)
FINANCING ACTIVITIES:
Proceeds from debt issuance	3,098.4	2,928.7	2,604.6
Repayment of debt	(2,838.9)	(4,357.5)	(5,923.1)
Capital increase	-	-	5,290.0
Treasury shares acquisition	(72.0)	-	-
Acquisition of non-controlling entities	(12.2)	-	-
Interest on shareholders' equity paid	(501.6)	(153.2)	(24.8)
Cost of shares issuance	-	(1.2)	(91.7)
Net cash (used in) provided by financing activities	(326.3)	(1,583.2)	1,855.0
EFFECT ON EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	115.8	(135.3)	(146.8)
Net (decrease) increase in cash	(943.8)	412.4	664.7
At the beginning of the year	2,310.6	1,898.2	1,233.5
At the end of the year	1,366.8	2,310.6	1,898.2

See accompanying notes to the consolidated financial statements.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.              COMPANY’S OPERATIONS

The BRF – Brasil Foods S.A. (“BRF”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. The Company is a public company, listed on the Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS, which headquarters is located at 475, Jorge Tzachel  Street in the City of Itajaí, State of Santa  Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•                      Whole chickens and cuts of chicken, turkey, pork and beef cuts;

•                      Ham products, sausages, bologna, frankfurters and other smoked products;

•                      Hamburgers, breaded meat products and meatballs;

•                      Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;

•                      Milk, dairy products and desserts;

•                      Juices, soy milk and soy juices;

•                      Margarine; and

•                      Soy meal and refined soy flour, as well as animal feed.

During the last quarter of 2011, the Company's activities started to be segregated into 4 operating segments, being: domestic market, foreign market, food service and dairy products.

In the domestic market, the Company operates 45 meat processing plants, 16 milk and dairy products processing plants, 3 margarine processing plants, 4 pasta processing plants, 1 dessert processing plant and 1 soybean crushing plant, all of them located near the Company’s raw material suppliers or the main consumer centers.

In the foreign market, the Company operates 3 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant and 1 cheese processing plant, and has subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

The Company has an advanced distribution system and uses 38 distribution centers, to deliver its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers in the domestic market and exports to more than 145 countries.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

BRF has a large number of brands, the principal of which are the following: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and  Wilson, in addition to licensed brands such as Turma da Mônica.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.1    Interest in subsidiaries:

Subsidiary		Main activity	Country	12.31.11	12.31.10
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real state	Brazil	65.49%	65.49%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.	(i)	Industrialization and commercializations of milk	Brazil	100.00%	-
Perdigão Export Ltd.	(g)	Import and export of products	Cayman Island	-	100.00%
Crossban Holdings GmbH		Holding	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Unrestricted activities	Cayman Island	100.00%	100.00%
Highline International	(a)	Unrestricted activities	Cayman Island	100.00%	100.00%
Perdigão UK Ltd.	(j)	Marketing and logistics services	United Kingdom	-	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Import and commercialization of products	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Import and commercialization of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham		Import and commercialization of products	United Kingdom	100.00%	100.00%
Plusfood Finance UK Ltd.	(c)	Financial fund-raising	United Kingdom	-	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.		Marketing and logistics services	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods Africa Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.	(e)	Import and commercialization of products	Chile	40.00%	-
Sadia S.A.		Industralization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	(f)	Import and commercialization of products	Argentina	-	5.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia Alimentos S.A.	(f)	Import and commercialization of products	Argentina	-	95.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Concórdia Foods Ltd.	(d)	Import and commercialization of products	United Kingdom	-	100.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real estate	Brazil	34.51%	34.51%
Estelar Participações Ltda.	(j)	Holding	Brazil	-	99.90%
Athena Alimentos S.A.	(k)	Industrialization and commercialization of commodities	Brazil	99.99%	99.90%
Estelar Participações Ltda.	(j)	Holding	Brazil	-	0.10%
Sadia Overseas Ltd.		Financial fund-raising	Cayman Island	100.00%	100.00%
Sadia GmbH		Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	10.00%	10.00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
Sadia Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
Badi Ltd.		Import and commercialization of products	Arab Emirates	100.00%	100.00%
Al-Wafi		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.		Holding	Brazil	73.94%	73.94%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	25.10%	25.10%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	46.01%	46.01%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.	(f)	Import and export of products	Argentina	100.00%	-
Avex S.A.	(h)	Industrialization and commercialization of products	Argentina	70.70%	-
Flora Dánica S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-
Flora San Luis S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-
GB Dan S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$1.6 (R$0.6 as of December 31, 2010), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, and the amount of this investment, as of December 31, 2011 , is represented by a net capital deficiency of R$9.4 (R$8.9 as of December 31, 2010), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey import quotas.

(c) Company´s activities were terminated in February 2011.

(d) Company´s activities were terminated in July 2011.

(e) Acquisition of remaining non-controlling interest in September 2011 which represents 40% of the capital.

(f) Exchange of capital interest between groups, companies occurred in September 2011.

(g) Company´s activities were terminated in October 2011.

(h) Acquired in October 2011.

(i) Acquired in December 2011.

(j) Company´s activities were terminated in December 2011.

(k) The name of Sadia Industrial S.A. was changed to Athena Alimentos S.A.

1.2    Performance Commitment Agreement

As disclosed on July 13, 2011, the Company, its wholly-owned subsidiary and the Administrative Council for Economic Defense (“CADE”) signed the Performance Commitment Agreement (“TCD”) which the main purpose was to establish measures to accomplish the following:

(1)         prevent that the merger between the Company and its subsidiary from substantially eliminating the competition;

(2)         establish conditions to the existence of a strong competitor in the markets affected by the merger;

(3)         propitiate condition to the fast and efficient  entrance of competitors in the affected markets; and

(4)         ensure that the benefits originated from the merger be equally distributed among participants and consumers.

The measures established in the TCD are limited to the national territory, in certain markets and/or products category. The Company and its subsidiary are free to act in the whole foreign market, in the dairy products market and in the food service local market, as long as they do not interfere in the assumptions and effectiveness of the TCD.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In order to attend the TCD’s purposes, the Company and its subsidiary committed to take the following measures:

(1)    disposal of the brands: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Ellegant, Fiesta, Freski, Confiança, Doriana  and Delicata, as well as all, the intellectual properties rights related to these brands;

(2)    jointly dispose all the assets and rights related to the  production plants:

Processing plant	State	Activity
Pork slaughtering, finished goods processing,
Carambeí	PR	animal feed production, hatcheries and pork
farms.
Pork slaughtering, finished goods processing,
Três Passos	RS
hatcheries and pork farms.

Brasília	DF	Poultry slaughtering, finished goods processing,
animal feed production, hatcheries and farms.

São Gonçalo	BA	Poultry slaughtering, finished goods processing,
animal feed production, hatcheries and farms.
Salto Veloso	SC	Finished goods processing.
Bom Retiro do Sul	RS	Finished goods processing.
Lages	SC	Finished goods processing.
Duque de Caxias	RJ	Finished goods processing.
Várzea Grande	MS	Finished goods processing.
Valinhos	SP	Finished goods processing.
Excelsior	RS	Finished goods processing.

The total production capacity of the units to be disposed of must correspond to 730.0 tons per annum (“p.a.”).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(3)    disposal of all the assets and rights related to the following distribution centers:

Location	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(4)    assignment of the entire portfolio of contracts with poultry and pork outgrowers, currently utilized in order to guarantee the supply to the specific processing plants listed in the item (2) above;

(5)    suspension of the use of the Perdigão  brand,  from the signing date of the disposal agreement, in the Brazilian territory, for the following products and periods:

Product	Period
Cooked hams, luncheon meat	3 years
Pork festive line	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(6)    suspension of the use of the Batavo  brand, from the signing date of the disposal agreement, for the period of 4 years, related to the products listed above in item (5).

The CADE has been assessing the Company’s compliance with the commitments disclosed herein; as the Company is subject to penalties in case of noncompliance with CADE’s provisions, which ultimately, includes the review of the operation.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In order to attend the obligations derived from the TCD, the Company’s management set up a plan to sell the above mentioned facilities including the related assets, rights and obligations. Additionally, the plan comprises the necessary actions to transfer the productive capacity of 730.0 tons to the future acquirer as established by the TCD, which includes: assets transfers, purchase and installation of new product lines and the shutdown of existing productions line with the correspondent transfer to other production plants.

On December 8, 2011, the Company and Marfrig Alimentos S.A. (“Marfrig”)  disclosed to the market that they signed a binding document, Memorandum of Understanding (“MOU”), which was confirmed with an amendment by the Asset Exchange and Other Agreements signed on March 20, 2012, as disclosed in note 38 – Subsequent Events,  establishing the main term and conditions aiming to the accomplish an exchange of assets comprising of the Company’s assets and rights related to the TCD with Marfrig or its subsidiary Quickfood’s including assets and rights as follows:

(1)    the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood, a company based in Argentina, which owns the rights of Paty  brand. Additionally, Marfrig is compelled to adopt all necessary actions to segregate and remove from Quickfood, all assets and liabilities related to beef activity that will remain under control of Marfrig, except the San Jorge cold storage, that property will be transferred to the BRF;

(2)    additional payment of an amount of R$350.0, of which R$100.0 will be paid between June and October 2012 and the remaining amount of R$250.0 will be paid in 72 monthly installments bearing market interest rates; and

(3)    commercial operations related to the Paty  brand in Uruguay and Chile.

Additionally, it was agreed that risks and benefits regarding to the BRF's pork manufacturing facility, located in the City of Carambeí, State of Paraná, will be transferred to Marfrig through a lease contract for a period of 3 years, renewable for more 1 year, with a call option for the amount of R$188.0.

Management's understanding of both companies is that the assets to be exchanged have equivalent values. Such understanding is subject to corroboration through an appraisal report at fair market value of the businesses which is currently being prepared. The transaction is subject to adjustments resulting from the legal, accounting, financial and operational due diligence, which are in progress and until the date of the issuance of these consolidated financial statements have not been finalized.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The signing of the definitive agreements and the actual implementation of the transaction are subject to precedent conditions, including the assessment of CADE, in the terms and limits placed on the TCD signed on July 13, 2011.

The Company did not reclassify the set of assets and liabilities to be disposed of as held for sale, because it concluded that on December 31, 2011, the current condition of these assets did not met the requirements of IFRS 5, paragraph 7  “the assets or group of assets held for sale must be immediately available in its current conditions…”. The Company’s conclusion is supported by the following factors:

(1)    in order to attend the requirements related to the disposal of productive capacity, which correspond to 730.0 tons, the Company prepared a plan comprising of refurbishments and adaptations necessary in these plants which demand an investment in the amount of R$78.5. Until December 31, 2011, only R$10.8 was effectively invested, hence showing that the plants were not immediately available for sale in the conditions determined by CADE;

(2)    in the MOU signed on December 8, 2011, and in the Asset Exchange and Other Agreements, Marfrig imposed other conditions that also require additional changes in the plants besides those mentioned in the item (1) above, denominated “precedent conditions”;

(3)    the buildings and lands related to the plants to be disposed of are pledged as guarantees;

(4)    as required by CADE, the plants in the scope of the TCD must operate until the moment of ownership transfer; therefore, such plants will attend the sales orders of the products currently being manufactured, which are not part of the products portfolio to be sold to Marfrig according to the TCD. Thus, the sales orders backlog will not be transferred to the Marfrig.

Due to the fact that the Company and Marfrig have not concluded all appraisal reports of the fair value of the assets at the date of the issuance of these financial statements and also because there are no identified other impairment  factors, no adjustments have been recorded in these consolidated financial statements for the year ended December 31, 2011.

On December 31, 2011, the book value of BRF’s assets to be exchange does not exceed their fair value.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2011, the estimated balances of the assets and liabilities to be exchanged with Marfrig according to the MOU and confirmed by the Asset Exchange and Other Agreements are set forth below:

ASSETS
CURRENT ASSETS
Cash and cash equivalents	3.7
Trade accounts receivable	11.3
Inventories	129.5
Others	1.8
146.3
NON-CURRENT ASSETS
Deferred taxes	6.8
Judicial deposits	1.2
Others assets	1.2
Investments	-
Property, plant and equipment	554.5
Intangible	83.0
646.7

TOTAL ASSETS	793.0

Current assets	11,123.8
Non-current assets	18,859.7
Total assets	29,983.5

% that represents in current assets	1.3%
% that represents in non-current assets	3.4%
% that represents in total assets	2.6%

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

LIABILITIES
CURRENT LIABILITIES
Short term debt	11.8
Trade accounts payable	8.1
Social and labor obligations	16.1
Tax obligations	2.3
Other obligations	1.7
40.0
NON-CURRENT LIABILITIES
Long term debt	0.1
Tax obligations	6.1
Other obligations	1.8
8.0

NET ASSETS	745.0

TOTAL LIABILITIES	793.0

Current liabilities	7,987.8
Non-current liabilities	7,885.7
Total liabilities	29,983.5

% that represents in current liabilities	0.5%
% that represents in non-current liabilities	0.1%
% that represents in total liabilities	2.6%

The labor obligations related to the retirement supplementary plan and other benefits presented in the note 24, are still being estimated and for this reason were not included in the position above.

The Company does not expect the disposal of these assets and liabilities to cause significant impacts on the Company’s future cash flows.

The Company´s Management and Marfrig expect to conclude the precedent conditions established by the Asset Exchange and Other Agreements by May 31, 2012, to allow the conclusion of the definitive asset exchange agreement on June 1, 2012.

1.3    Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

2.                 MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 are in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as, the amount of other currencies disclosed in the consolidated financial statement, when applicable, were also expressed in thousands.

The preparation of the Company’s consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date of these consolidated financial statement, see note 3.30. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly different from those recorded in the consolidated financial statement due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The consolidated financial statements were prepared based on the historical cost except for the following material items recognized in the balance sheet:

•             derivative financial instruments measured at fair value;

•             derivative financial instruments measured at fair value through the statement of income;

•             financial assets available for sale measured at fair value;

•             assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value; and

•             share-based payments measured at fair value.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.      Summary of significant accounting practices

3.1.             Consolidation: includes the BRF’s financial statements and the financial statements of the directly and indirectly held subsidiaries where BRF has control. For the joint ventures, the Company adopts the equity method. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied IAS 21, related to Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this accounting standard, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•           Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for the subsidiary Plusfood Groep B.V. and Avex S.A. which adopted the Euro and the Argentine Peso, respectively, as their functional currency;

•           Investments:  investments in affiliates are accounted for under the equity method adjusted for the effects of measurement of the business combination, where applicable. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency – Euro and Argentine Peso

•        Assets and liabilities are translated at the exchange rate at the end of the period;

•        Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•        The cumulative effects of gains or losses upon translation are directly recognized in shareholders’ equity.

Functional currency – Brazilian Reais

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•        Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•        Monetary assets and liabilities are translated at the exchange rate effective at the end of the period;

•        Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•        The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements.

3.2.             Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

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

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquire are attributed to these units.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.3.             Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management has identified 4 reportable segments, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, dairy products, processed, others processed and animal feed.

3.4.             Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

3.5.             Financial instruments: financial assets and liabilities are recorded on the date they are delivered to the Company (settlement date) and classified based on the purpose for which they were acquired, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

3.5.1.        Financial investments are financial assets that comprise of public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•             Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value and its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

•             Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at amortized cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•             Available for sale: this category is for all the financial assets that do not classify for any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.5.2.        Derivatives measured at fair value: derivatives that are actively traded on organized markets, and their fair value is determined based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within finance income or costs or cash flow hedge, which are recorded in shareholders’ equity net of taxes.

3.5.3.        Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows IAS 39 “Financial Instruments-Recognition and Measurement”, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in shareholders’ equity and their realization in the statement of income under a caption corresponding to the hedged item.

3.5.4.        Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.6.             Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of other non- current rights, trade payables, social obligations and other non-current obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.7% p.a. (6.3% p.a. as of December 31, 2010).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.7.             Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time receivables are written-off.

3.8.             Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year in other operating income.

3.9.             Biological assets: due to the fact that the Company is responsible for managing the biological transformation of poultry, pork and beef, pursuant to IAS 41 “Biological Assets”, the Company classified these assets as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to IAS 41, the biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of the biological assets is substantially represented by formation cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. As a consequence, Management continues to record biological assets at cost.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.10.          Non-current assets held for sale: assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale within 12 months, the assets are readily available at a reasonable price and it is unlikely there will be changes in the plan to sale. These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

3.11.          Property, plant and equipment: stated at cost of acquisition, formation or construction, less accumulated depreciation and impairment losses, when applicable. The costs of short term debt are recorded as an integral part of construction in progress, pursuant to IAS 23 considering the average interest rate of the short term debt in effect on the capitalized date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company performs an annual analysis of impairment indicators. If an impairment indicator is identified, the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when impairment is identified, a provision is recorded.

The company performed an impairment test for some of the assets that showed indicators of impairment, as described in the note 17.

Gains and losses on disposals of property, plant and equipment are calculated by comparing the sales value with the residual book value and recognized in the statement of income.

3.12.          Intangible assets: are identifiable non-physical assets, under the Company’s control and which generate future economic benefits.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

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

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets the goodwill balance.

Goodwill recoverability was tested in the last quarter of 2011 and no adjustments to reflect an impairment loss were identified.  Such test involved the adoption of assumptions and judgments, as detailed in note 18.

3.13.          Income taxes and social contributions: in Brazil, are comprised of income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by IAS 1. When the Company’s analysis indicates that the future use of these credits, within the time limit of 10 years, is not probable, a provision for losses will be recorded.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

3.14.          Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the consolidated financial statements.

3.15.          Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•        the amount that would be recognized in accordance with the accounting policy for the provisions above (IAS 37); or

•        the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (IAS 18).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

3.16.          Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

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

Operating lease agreements are recognized as expenses throughout the lease period.

3.17.          Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of IFRS 2, recognizes as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to shareholder’s equity.

3.18.          Supplementary retirement plan and other benefits to employees: the Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with the criteria provided for in IAS 19 “Employee Benefits”. Actuarial gains and losses are recognized in other comprehensive income, in shareholders’ equity, based on the actuarial report prepared by independent specialists.

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are not at the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.19.          Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to issue of shares are recognized as a deduction from shareholder’s equity, after any tax effects.

3.20.          Treasury shares: when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from shareholder’s equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is recorded to retained earnings.

3.21.          Earnings per share: basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares.

3.22.          Determination of income: results from operations are recorded on the accrual basis.

3.23.          Revenues: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

Revenue is recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the property, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.24.          Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws, proposed by the Board of Directors and approved by the shareholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

3.25.          Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved technologies, process or products. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on impairment.

3.26.          Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under the equity method reduce the value of the investment.

3.27.          Subsidies and tax incentives: Government subsidies are recognized at fair value when there is reasonable assurance that the conditions established and related benefits will be received. The amounts are accounted for as follows:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•         Subsidies to Investments: the amounts recorded as revenue in the statement of income when excluded from the income tax and social contribution calculation basis will be reclassified to equity, as a reserve of tax incentives, unless there are accumulated losses.

3.28.          Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, for it is regarded as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the shareholders, is recorded as additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on capital is stated as an allocation of income directly in equity.

3.29.          Translation of foreign currency denominated assets and liabilities:  as mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the average monthly rates in effect.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Final rate	12.31.11	12.31.10
U.S. Dollar (US$)	1.8758	1.6662
Euro (€)	2.4342	2.2280
Pound sterling (£)	2.9148	2.5876
Argentine Peso ($)	0.4360	0.4194

Average rates
U.S. Dollar (US$)	1.6746	1.7593
Euro (€)	2.3278	2.3315
Pound sterling (£)	2.6835	2.7172
Argentine Peso ($)	0.4056	0.4500

3.30.          Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•        impairment of non-financial assets, see notes 5, 17 and 18;

•        share-based payment transactions, see note 23;

•        loss on the reduction of recoverable value of taxes, see notes 12 and 14;

•        retirement benefits, see note 24;

•        measurement at fair value of items related to business combinations, see note 6;

•        fair value of financial instruments, see note 4;

•        provision for tax, civil and labor risks, see note 25;

•        estimated losses on doubtful receivables, see note 9;

•        biological assets, see note 11; and

•        useful lives of property, plant and equipment, see notes 17 and 18.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the consolidated financial statements in the period in each the estimates are revised.

3.31.          Reclassifications: we have reclassified certain items in the accompanying consolidated financial statements and note thereto for prior periods to be comparable with the classification for the year ended December 31, 2011. Theses reclassification had no effect on previously reported net income.

4.                 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.             Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of foreign exchange rates and changes in the commodities prices.

The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Risk Policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors. Such policy includes the monitoring of the levels of exposure to each market risk and its measurement is performed based on the accounting exposure and forecast of future cash flows. The policy establishes limits for the decision making and adoption of hedging instruments with the purposes of:

(i)      protecting from the exposure to fluctuation of interest rates;

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(ii)     protecting from the exposure to variation of foreign exchange rates on debt and cash flow; and

(iii)    protecting from the exposure to changes in the commodities prices.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approving the Risk Policy. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Directors is in charge of the evaluation of the Company’s positioning for each identified risk, according to the guidelines enacted by the Board of Directors as well as for approving:

(i)       the action plans defined for aligning the risks within the defined limits of tolerance;

(ii)      the performance indicators to be used in risk management;

(iii)    the overall limits; and

(iv)    the evaluation of improvements to the Risk Policy.

The Financial Risk Management Committee is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging alternatives and monitoring the exposure levels to risks in order to ensure the compliance of the Policy.

The Risk Management area has as primary task the monitoring, evaluation and reporting of financial risk taken by the Company, and among these are:

(i)          an ongoing review of the scope of Risk Policy, ensuring that hedging instruments utilized are within the limits of tolerance established by the Policy;

(ii)         the preparation of reports;

(iii)       the evaluation and presentation of alternatives to mitigate risks; and

(iv)       the modeling and assessment of exposure to risks.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The tasks mentioned above are performed in order to highlight and give acknowledgement to Management on the magnitude of the risks and the related hedging instruments utilized presenting the potential impacts.

The Risk Policy defines the strategies to be adopted, and Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, as well as determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties, being validated by the back-office and daily monitored by the Risk Management area.

Considering the objective of hedging transactions is to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the year ended December 31, 2011 met the established objectives.

As permitted by IAS 39, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, in accordance with its Risk Policy. The cash flow hedge consists of hedging the exposure to variations of the cash flow that:

(i)          is attributable to a particular risk associated with a recognized asset or liability;

(ii)         a highly probable predicted transaction; and

(iii)       could affect profit and loss.

The Policy has also the purpose of determining parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, which are exposed to the variations of foreign exchange rates, the fluctuation of the interest rates and changes to the commodities prices. The Risk Management area is responsible for ensuring compliance to the requirements established by the Company’s Risk Policy.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.2.             Interest rate risk management

The risk of interest rates is that one which the Company may suffer economic losses, arising from changes in these rates, which can be caused by factors related to economic crises or changes in monetary policy on domestic and foreign markets. This exhibition refers primarily to changes in market interest rates, that affect assets and liabilities of the companies, indexed to the London Interbank Offered rate ("LIBOR"), Long Term Interest Rate ("TJLP"). Currency of the Bank National Economic and Social Development ("UMBNDES") or Interbank Deposit ("CDI") Certificate, and any transactions with pre-established positions in some of the indices mentioned above, which can lead to losses unrealized or realized through the calculation of fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates.

The Company continually monitors the market interest rates, in order to evaluate any potential need to enter in hedging contracts to protect from the exposure to fluctuation of such rates. These transactions are basically characterized by contracts that exchange floating rate for fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In case of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP and UMBNDES.

With regards to the Company's marketable securities, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. If CDI increases, impacts become favorable, while if CDI decreases, results become unfavorable.

In August 2011, the Monetary Policy Committee ("COPOM") initiated a cycle of monetary policy easing by reducing the basic interest rate from 12.5% p.a. to 11.0% p.a. in December 2011. Thus, interest income derived from investments subject to the CDI variations was reduced. Moreover, there is the maintenance of the expectation of low international interest rates. With LIBOR at historically low levels, there was a positive impact on financial costs linked to this indicator.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Regarding the exposure to fluctuation of interest rates, the results obtained for the year ended December 31, 2011, met the established objectives.

4.3.             Foreign exchange risk management

Foreign exchange risk is the one related to variations of foreign exchange rates that may cause the Company to incur unexpected losses, leading to a reduction of the assets or an increase of the amounts of liabilities.

The main exposures to which the Company is subject, as regards foreign exchange rates variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of the Euro (“EUR”) and the British Pound (“GBP”) in relation to the Brazilian Real.

The objective of the Company’s Risk Policy is the protection from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations not denominated in Brazilian Reais, thus protecting the Company’s balance sheet, through the use of over-the-counter transactions (“swap”) and transactions on the futures exchange.

4.3.1.        Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

	12.31.11	12.31.10
Cash and cash equivalents and marketable securities	1,689.5	2,493.0
Trade accounts receivable - third parties	1,379.4	951.1
Dollar futures agreements	65.8	121.3
Inventory	112.4	100.8
Forward contracts (NDF) (a)	11.3	(241.7)
Exchange rate contracts (SWAP)	(359.4)	-
Loans and financing	(4,723.8)	(4,016.1)
Pre-payment exports designated as hedge accounting	1,210.2	804.0
Trade accounts payable	(340.3)	(105.8)
Other operating assets and liabilities, net	71.9	35.1
	(883.0)	141.7
Foreign exchange exposure in US$	(470.7)	85.1

(a)    Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

The Company's total net foreign exchange exposure as of December 31, 2011, is a liability of US$470.7 and is within the limit established by the Risk Policy.

The Risk Policy aims to protect the operating revenues and costs that are related to the operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For the purpose, the Company utilizes hedge instruments focusing mainly on the protection of its foreign currency denominated projected cash flow.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In order to conduct an active management and as required by the Risk Policy, the Company performs daily monitoring, through reports issued by the Risk Management area, on cash flow needs and foreign exchange exposure.

4.3.2.        Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

12 .3 1.11
Instrument	Subject to hedge	Maturity	Receivable		Payable	value (notional)	Market value (1)
Financial instruments designated a s hedge accounting
NDF	Exchange rate	01/2012 to 11/2012	R$ (P re- o f 9.25%)		US$	2,551.09	(88.15)
NDF	Exchange rate	01/2012 to 11/2012	R$ (P re- o f 7.72%)		EUR	769.21	6.64
NDF	Exchange rate	01/2012 to 11/2012	R$ (P re- o f 7.59%)		GB P	202.00	(5.27)
Options	Exchange rate	01/2012	R$		US$	150.06	(1.31)
Swap	Exchange rate	Up to 07/2013	US$ +7%		R$ (76% from CDI)	56.11	1.03
Swap	Exchange rate	10/2011to 12/2013	US$ +LIB OR 3M	+3.83%	R$ (97.50% fro m CDI)	330.75	(16.70)
Swap	Interest rate	08/2012 to 06/2018	US$ +LIB OR 3M	+1.43%	US$ +3.92%	375.16	(18.10)
Swap	Interest rate	07/2012 to 02/2019	US$ +LIB OR 6M	+1.77%	US$ +4.80%	1,095.20	(74.18)
Swap	Interest rate	Up to 11/2012	US$ +LIB OR 12M +0.71%		US$ +3.70%	187.58	(3.59)
						5 ,7 17.2 6	( 19 9 .8 3 )
Financial instruments not designated as hedge accounting
NDF	Exchange rate	01/2012 to 11/2012	US$		A RS (P re o f 13.45%)	11.26	-
NDF	Exchange rate	03/2012	US$ (P re- o f 0.54%)		EUR	60.86	0.52
Swap	Interest rate	05/2012	US$ +LIB OR 3M	+3.85%	US$ +5.78%	56.27	(0.36)
Swap	Exchange rate	03/2015	R$ (P re- o f 9.62%)		US$ +1.40%	359.37	(47.80)
Options	Live cattle	01/2012 to 10/2012	R$		R$	33.64	0.35
NDF	Live cattle	09/2012	R$		R$	1.68	-
Future contract	Exchange rate	01/2012	US$		R$	65.80	(0.20)
Future contract	Live cattle	10/2012	R$		R$	10.97	-
						6 0 0 .0 4	( 4 7 .5 9 )
						6 ,3 17.2 9	( 2 4 7 .4 2 )
							12 .3 1.10
Instrument	Subject to hedge	Maturity	Receivable		Payable	value ( notional)	Market value(1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	01/2011to 11/2011	R$ (P re- o f 9.66%)		US$	716.47	54.50
NDF	Exchange rate	01/2011to 11/2011	R$ (P re- o f 9.49%)		EUR	416.64	23.00
NDF	Exchange rate	01/2011to 11/2011	R$ (P re- o f 9.40%)		GB P	112.56	7.90
Swap	Exchange rate	07/2013	US$ +7%		R$ (76% fro m CDI)	56.11	(0.80)
Swap	Exchange rate	01/2011to 12/2013	US$ +LIB OR 3M +3.83%		R$ (97.50% from CDI)	330.75	(42.80)
Swap	Interest rate	01/2010 to 08/2013	US$ +LIB OR 3M +0.25%		US$ +2.37%	172.23	(4.00)
Swap	Interest rate	01/2011to 08/2013	US$ +LIB OR 6M +0.80%		US$ +3.77%	838.76	(23.80)
Swap	Interest rate	11/2012	US$ +LIB OR 12M +0.71%		US$ +3.70%	198.03	(7.00)
Optio ns	Exchange rate	01to 02/2011	R$		US$	85.46	2.10
						2 ,92 7 .10	9 .10
Financial instruments not designated as hedge account ing
NDF	Exchange rate	01/2011to 06/2011	R$ (P re- o f 8.21%)		US$	241.74	11.15
NDF	Exchange rate	03/2011	US$ (P re- o f 0.23%)		EUR	100.26	(1.68)
Swap	Interest rate	05/2012	US$ +LIB OR 3M +3.85%		US$ +5.78%	62.79	(0.89)
Optio ns	Live cattle	08/2011to 11/2011	R$		R$	44.04	(0.23)
Future co ntract	Exchange rate	02/2011	US$		R$	121.34	(1.10)
Future co ntract	Live cattle	01/2011to 10/2011	R$		R$	4.42	-
						5 74 .50	7 .2 4
						3 ,50 1.59	16 .4 3

 (1) The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company contracted swap operations, NDF and future contracts with the objective of minimize the effects of the variations in the foreign exchange rates and for protection from the fluctuations of interest rates.

Management understands that the results obtained with these derivative operations are in compliance with the Risk Policy adopted by the Company.

4.4.             Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting:

(i)          the relationship of the hedge;

(ii)         the objective and risk management strategy of the Company to hire a hedge transaction;

(iii)        the identification of the financial instrument;

(iv)        the hedge object or transaction;

(v)         the nature of the risk to be hedged;

(vi)        the description of the hedge relationship;

(vii)      the demonstration of the correlation between the hedge transaction and the hedge object, when applicable; and

(viii)     the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company has designated hedge accounting, are highly probable to present a variation in cash flow that could affect profit and loss are highly effective in achieving changes in fair value or cash flows attributable to hedged risk, consistent with the risk originally documented in the Risk Policy.

The Company recorded the unrealized results of the designated derivatives for interest rates and exchange rates risks in shareholders’ equity, net of taxes.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.4.1.     Non-deliverable forwards – NDF

												12.31.11
NDF				R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional	Average USD	Curve	MTM	Notional	Average EUR	Curve	MTM	Notional	Average GBP
January 2012	(12.3)	(11.8)	145.0	1.7955	0.5	0.7	32.0	2.4539	(0.5)	(0.5)	8.0	2.8546
February 2012	(15.1)	(13.3)	155.0	1.7969	0.9	1.3	34.0	2.4806	(0.6)	(0.5)	7.0	2.8499
March 2012	(13.5)	(11.7)	143.0	1.8106	0.8	1.2	37.0	2.4890	(0.8)	(0.7)	7.7	2.8479
April 2012	(19.3)	(15.8)	156.0	1.8012	1.6	2.0	38.0	2.5265	(0.8)	(0.6)	7.5	2.8702
May 2012	(16.7)	(12.4)	158.0	1.8342	(0.4)	0.0	30.0	2.4877	(0.9)	(0.8)	6.5	2.8450
June 2012	(7.0)	(4.8)	100.0	1.8763	(0.8)	(0.3)	27.0	2.4912	(0.7)	(0.6)	5.6	2.8738
July 2012	(16.5)	(11.8)	153.0	1.8544	(1.1)	(0.3)	34.0	2.5064	(0.7)	(0.5)	7.0	2.9271
August 2012	(0.6)	(0.4)	10.0	1.9080	(0.7)	(0.4)	23.0	2.5143	(0.5)	(0.4)	5.0	2.9343
September 2012	(1.1)	0.6	100.0	1.9646	0.9	1.0	19.0	2.5919	(0.2)	(0.2)	5.0	3.0076
October 2012	(8.1)	(4.6)	140.0	1.9334	0.1	0.8	22.0	2.5805	(0.4)	(0.2)	5.0	2.9971
November 2012	(4.1)	(2.2)	100.0	1.9559	(0.4)	0.6	20.0	2.5735	(0.3)	(0.3)	5.0	3.0265
	(114.3)	(88.2)	1,360.0	1.8542	1.4	6.6	316.0	2.5107	(6.4)	(5.3)	69.3	2.9025

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.4.2.     Interest rate swap

					12.31.11
Assets (Hedged object)	Liabilities (Protected risk)	Notional	Maturity date	Balance (contract curve)	Balance (MTM)
Libor 6M + 1.75% p.a.	4.22% p.a.	US$26.0	07.25.12	(0.44)	(0.70)
Libor 6M	4.06% p.a.	US$42.8	07.22.13	(1.23)	(3.28)
Libor 6M + 0.80% p.a.	4.31% p.a.	US$24.0	08.23.13	(0.44)	(1.50)
Libor 6M + 0.80% p.a.	4.36% p.a.	US$16.0	07.19.13	(0.40)	(1.04)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$10.0	08.20.12	(0.06)	(0.37)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$20.0	08.15.12	(0.15)	(0.75)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$20.0	08.10.12	(0.16)	(0.75)
Libor 6M	3.82% p.a.	US$12.0	03.20.13	(0.21)	(0.68)
Libor 6M	3.79% p.a.	US$18.0	02.13.13	(0.41)	(1.01)
Libor 6M + 1.65% p.a.	4.15% p.a.	US$15.0	05.10.13	(0.07)	(0.45)
Libor 6M + 0.60% p.a.	2.98% p.a.	US$50.0	12.19.12	(0.87)	(2.03)
Libor 6M + 0.60% p.a.	2.99% p.a.	US$50.0	11.26.12	(0.05)	(1.19)
Libor 6M + 1.55% p.a.	3.55% p.a.	US$30.0	07.02.12	(0.31)	(0.42)
Libor 12M + 0.71% p.a.	3.57% p.a.	US$50.0	11.19.12	(0.17)	(1.69)
Libor 12M + 0.71% p.a.	3.82% p.a.	US$50.0	11.26.12	(0.17)	(1.90)
Libor 3M	0.78% p.a.	US$50.0	08.03.12	(0.05)	0.03
Libor 6M + 2.82% p.a.	5.86% p.a.	US$100.0	01.22.18	(1.64)	(19.14)
Libor 3M + 2.60% p.a.	5.47% p.a.	US$100.0	06.18.18	(0.24)	(16.24)
Libor 6M + 2.70% p.a.	5.90% p.a.	US$100.0	02.01.19	(1.56)	(21.50)
Libor 6M + 2.70% p.a.	5.88% p.a.	US$100.0	02.01.19	(1.55)	(21.25)
7.00% p.a.	76.00% from CDI	US$35.0	07.15.13	(0.05)	1.03
Libor 3M + 2.50% p.a.	92.50% from CDI	US$44.4	10.01.13	(1.46)	(5.27)
Libor 3M + 4.50% p.a.	100.00% from CDI	US$88.8	12.23.13	(0.25)	(11.44)
				(11.94)	(111.54)

4.4.3.     Options

The Company designates only the variation in the intrinsic value of its options as a hedge instrument (hedge accounting), recognizing the time value of the premium in the financial result. If the hedge is not effective and the option is not exercised due to devaluation of the Real, the losses related to the options will be registered in the financial result.

The Company has designated as hedge accounting transactions involving options denominated collar where there is a purchase of a put option ("PUT") and a sale of a call option ("CALL").

When the quotation of any of the options is not available in an active market, the fair value will be based on an option pricing model (Black-Scholes or Binomial).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

						12.31.11
PUT						R$ x USD
Maturities	Curve		MTM		Notional (USD)	USD Average
January 2012		-		0.3	40.0	1.8088
CALL						R$ x USD
Maturities	Curve		MTM		Notional (USD)	USD Average
January 2012		(0.9)		(1.6)	40.0	1.8733

4.4.4.     Exports pre-payments - PPEs

As authorized by IAS 39, the Company utilizes the exchange rates variation of export pre-payments contracts (“PPEs”) as a hedge instrument in order to mitigate the risk of the variation of exchange rate resulting from the highly probable future sales in foreign currency.

In order to test the effectiveness of this hedge category, the Company established a comparison between the exchange rate variation arising from the PPE agreement (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

The position of the PPEs designated as hedge accounting is set forth below:

					12.31.11
Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM
			From 01.2012
PPE	Foreign Market Sales	US$ (E.R.)	to 02.2019	645.2	1,210.2

The unrealized gains and losses from PPEs designated as hedge accounting, and recorded in the shareholders’ equity, is represented by a loss of R$30.5, net of income tax of R$15.7.

4.5.             Gains and losses of derivative financial instruments designated as hedge accounting

The amounts of gains and losses resulting from derivative financial instruments for the years ended December 31, 2011 and 2010 recorded in the statements of income as financial income or expenses, while the unrealized gains and losses were recognized in shareholders’ equity, are shown below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Shareholders' equity			Statement of income
	12.31.11	12.31.10	12.31.09	12.31.11	12.31.10	12.31.09
Derivatives intended for protection
Exchange risks	(101.2)	46.0	-	(2.6)	(2.1)	-
Interest rate risk	(85.8)	(28.9)	(57.8)	(10.2)	(5.9)	-
	(187.0)	17.1	(57.8)	(12.8)	(8.0)	-

Derivatives intended for financial results
Interest rate risk	-	-	-	(0.4)	(0.9)	-
Exchange risks	-	-	1.6	(47.6)	8.3	(2.7)
Market risk of live cattle	-	-	-	0.4	(0.2)	-
	-	-	1.6	(47.6)	7.2	(2.7)
	(187.0)	17.1	(56.2)	(60.4)	(0.8)	(2.7)

The gains and losses from derivative financial instruments designated as hedge accounting, recorded in shareholders’ equity, are represented by a loss of R$137.0, net of income tax of R$50.0.

4.5.1.        Breakdown by category of the balances of financial instruments – except derivatives:

						12.31.11
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	236.8	-	236.8
Trade accounts receivable	3,210.2	-	-	-	-	3,210.2
Credit notes	204.2	-	-	-	-	204.2
Fair value
Marketable securities	-	235.2	1,054.1	-	-	1,289.3
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,681.3)	(2,681.3)
Loans and financing			-
Local currency	-	-	-	-	(3,329.7)	(3,329.7)
Foreign currency	-	-	-	-	(4,723.8)	(4,723.8)
	3,414.4	235.2	1,054.1	236.8	(10,734.8)	(5,794.3)

						12.31.10
	Loans and	Available for			Financial
	receivables	sale Trading securities		Held to maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	227.7	-	227.7
Trade accounts receivable	2,572.0	-	-	-	-	2,572.0
Credit notes	134.8	-	-	-	-	134.8
Fair value
Marketable securities	-	390.3	623.5	-	-	1,013.8

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,059.2)	(2,059.2)
Loans and financing
Local currency	-	-	-	-	(3,216.1)	(3,216.1)
Foreign currency	-	-	-	-	(3,986.8)	(3,986.8)
	2,706.8	390.3	623.5	227.7	(9,262.1)	(5,313.8)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.6.             Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically as regards to disclosure, the Company applies hierarchy requirements set out in IAS 39, which involves the following aspects:

•     The fair value is the price that an asset could be exchanged, a liability settled, between knowledgeable willing parties in a transaction without favoritism; and

•     Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of input create the hierarchy of fair value presented below:

  Level 1 - Prices quoted for identical instruments in active markets;

  Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and

  Level 3 - Instruments whose significant inputs are non-observable.

Management concluded that balances of cash and cash equivalents, accounts receivable and accounts payable are close to their fair value recognition due to the short-term cycle of these operations.

The book value of financing and loans in the financial statements is close to the fair value due to the major portion of the total gross debt bears interest based on the variation of TJLP, LIBOR and CDI, except the capital markets transactions (Bond). On December 31, 2011, the fair value adjustment for Bond (“BRFSBZ”) is represented by a negative impact of R$186.7.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.6.1.        Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

		12.31.11		12.31.10
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	1,366.8	1,366.8	2,310.6	2,310.6
Marketable securities:
Available for sale	235.2	235.2	390.3	390.3
Trading securities	1,054.1	1,054.1	623.5	623.5
Held to maturity	236.8	241.5	227.7	236.1
Trade accounts receivable, net	3,210.2	3,210.2	2,572.0	2,572.0
Notes receivable	204.2	204.2	134.8	134.8
Short and long term debt	(8,053.5)	(8,240.2)	(7,202.9)	(7,327.4)
Trade accounts payable	(2,681.3)	(2,681.3)	(2,059.2)	(2,059.2)
Other financial assets	23.5	23.5	98.6	98.6
Other financial liabilities	(270.7)	(270.7)	(82.2)	(82.2)
	(4,674.7)	(4,856.7)	(2,986.8)	(3,102.9)

4.6.2.     Fair value valuation hierarchy

The table below depicts the overall classification of financial assets and liabilities according to the valuation hierarchy.

				12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale:
Credit linked notes	147.0	-	-	147.0
Brazilian foreign debt securities	86.5	-	-	86.5
Shares	1.7	-	-	1.7
Held for trading:
Bank deposit dertificates	-	699.0	-	699.0
Financial treasury bills	355.1	-	-	355.1
Other financial assets
Derivatives designated as hedge	-	22.4	-	22.4
Derivatives not designated as hedge	-	1.1	-	1.1
	590.3	722.5	-	1,312.8
Liabilities
Financial liabilities
Other financial liabilities:
Derivatives designated as hedge	-	(222.0)	-	(222.0)
Derivatives not designated as hedge	-	(48.7)	-	(48.7)
	-	(270.7)	-	(270.7)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

				12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale:
Purchase and sale commitments	-	129.2	-	129.2
Bank deposit certificates	-	74.8	-	74.8
Brazilian foreign debt securities	61.3	-	-	61.3
Financial treasury bills	52.9	-	-	52.9
Exclusive investment funds	-	45.7	-	45.7
Investment funds	24.7	-	-	24.7
Shares	1.7	-	-	1.7
Held for trading
Bank deposit certificates	-	560.5	-	560.5
Financial treasury bills	63.0	-	-	63.0
Other financial assets
Derivatives designated as hedge	-	87.4	-	87.4
Derivatives not designated as hedge	-	11.2	-	11.2
	203.6	908.8	-	1,112.4
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(78.3)	-	(78.3)
Derivatives not designated as hedge	-	(3.9)	-	(3.9)
	-	(82.2)	-	(82.2)

Presented below is the description of the valuation methodologies used by the Company for financial instruments measured at fair value:

•          The investments in financial assets in the categories of Brazilian foreign debt securities, National Treasury Certificates (“CTN”), Financial Treasury Notes (“LFT”), financial investment funds and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market;

•          The investments in financial assets in the categories of Bank Deposit Certificates (“CDB”) and the repurchase agreements backed by debentures are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

•          The derivatives are valued through existing pricing models widely accepted by financial market and described in appendix 3 of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 of the valuation hierarchy, including swaps, NDFs and options.

4.7.         Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with good financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On December 31, 2011, the Company had financial investments over R$10.0 at the following financial institutions: Banco do Brasil, Banco Itaú Unibanco, Deutsche Bank, Banco Bradesco, Credit Suisse, Banco Votorantim, Citigroup, Santander, Erste Bank, BTG Pactual, Banco do Nordeste, Caixa Econômica Federal and JP Morgan.

The Company also held derivative contracts with the following financial institutions: Banco Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Banco Itaú, Rabobank, Merrill Lynch, Deutsche Bank, Banco Votorantim, Banco Bradesco, JP Morgan, Morgan Stanley, Standard Bank, Goldman Sachs, Barclays Bank, ING Bank and Banco Safra.

4.8.         Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The Company has identified market risk factors which are associated to future cash flow that may jeopardize its liquidity and calculates the Cash Flow at Risk (“CFaR”) on a twelve-month basis aiming to verify potential cash flow forecast deviations. The Company determined that the minimum value of its cash availability should consider mainly the average monthly revenue and EBITDA for the last twelve-month period.

Derivatives transactions may demand payments of periodic adjustments. Currently, the Company holds only BM&F operations with daily adjustments. In order to control the adjustments, the Company utilizes Value at Risk methodology (“VaR”), which statistically measures potential maximum adjustments to be paid in a 1 to 21-day interval.

The allocation of financial investments among counterparts is conservative and seeks the liquidity and profitability of these assets avoiding concentration.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company maintains its leverage levels in a manner to not jeopardize the ability to honor commitments and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2011, the long term debt portion accounted for 58% of the total outstanding debt with an average term greater than 3.5 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of December 31, 2011:

									12.31.11
	Book	Cash flow	Up to 6	6 to 12					After 5
	value	contracted	months	months	2013	2014	2015	2016	years
Non derivatives financial liabilities
Loans and financing	6,149.8	6,790.2	1,457.5	2,030.4	877.6	657.9	200.5	125.7	1,440.6
Bonds BRF	1,431.5	2,273.8	51.0	51.0	102.0	102.0	102.0	102.0	1,763.8
Bonds Sadia	472.2	646.3	16.1	16.1	32.2	32.2	32.2	32.2	485.1
Trade accounts payable	2,681.3	2,681.3	2,681.3	-	-	-	-	-	-
Capital lease	57.0	63.6	18.2	18.2	24.5	1.4	1.0	0.2	-
Operational lease	522.0	522.0	176.2	176.2	61.1	40.6	23.4	44.6	-

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	112.6	189.0	26.0	24.9	56.9	17.3	17.4	7.6	39.0
Currency derivatives (NDF)	107.8	107.9	27.8	80.1	-	-	-	-	-
Currency derivatives (options)	1.6	1.7	1.7	-	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	-	0.1	0.1	-	-	-	-	-	-
Currency derivatives (future)	0.3	0.3	0.3	-	-	-	-	-	-
Interest rate derivatives	48.2	2.1	(13.7)	(13.9)	29.0	0.7	-	-	-
Commodities derivatives	0.2	0.2	0.2	-	-	-	-	-	-

4.9.         Commodity price risk management

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, government’s agricultural policy, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, and other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to reduce the impact resulting from a price increase of these raw materials, and may utilize derivative instruments or inventory management for this purpose. Currently, the Management of inventory levels is used as a hedging instrument.

During the 2011 fiscal year, the Company utilized derivative instruments to mitigate the exposure to live cattle prices variation. The derivative instruments are entered into to protect the following transactions:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(i)          forward purchase of cattle,

(ii)         contracting of own cattle confinement,

(iii)       contracting of cattle confinement with partnership, and

(iv)       spot purchase of cattle aiming to guarantee the off-season scale of slaughtering.

The contracts are recorded at their fair value in the statement of income, regardless of the contract expiration date.

On December 31, 2011, the Company held a short position in the BM&F of 150 future contracts (137 contracts as of December 31, 2010) with maturity dates between January and October 2012. In the counter market, the Company held a short position of 50 contracts with maturity dates in 2012. Additionally, through the utilization of options, the Company also held a short position of 600 allotments (700 allotments as of December 31, 2010) (note 4.3.2).

4.10.      Table of sensitivity analysis

The Company has financing and loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts and derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

In the table depicted below, five scenarios are considered for the next twelve-month period, considering the variations of the quotations of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as hedge accounting.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Parity - Brazilian Reais x U.S. Dollar		1.8758	1.6882	1.4069	2.3448	2.8137
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(29.4)	225.7	608.4	(667.1)	(1,304.9)
Options - currencies	Devaluation of R$	(0.1)	4.8	16.1	(18.9)	(37.6)
Pre payment export	Devaluation of R$	(46.2)	74.8	256.3	(348.8)	(651.3)
Exports	Appreciation of R$	41.8	(264.3)	(727.5)	813.7	1,585.6
Net effect		(33.9)	41.0	153.3	(221.1)	(408.2)
Statement of income		-	-	-	-	-
Shareholders' equity		(33.9)	41.0	153.3	(221.1)	(408.2)

Parity - Brazilian Reais x Euro		2.4230	2.1807	1.8173	3.0288	3.6345
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	27.7	104.3	219.1	(163.7)	(355.1)
Exports	Appreciation of R$	(27.7)	(104.3)	(219.1)	163.7	355.1
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.8930	2.6037	2.1698	3.6163	4.3395
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	0.7	20.7	50.8	(49.5)	(99.6)
Exports	Appreciation of R$	(0.7)	(20.7)	(50.8)	49.5	99.6
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

5.              SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to Board and Directors for assessment the performance of each segment and allocating resources.

In order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.

  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole birds and poultry cuts in natura.

  Pork and beef cuts: involves the production and trade of cuts in natura.

  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.

  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.

  Milk: involves the production and trade of pasteurized and UHT milk.
  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The information for the years ended December 31, 2010 and 2009 were restated for comparative purposes.

The net sales for each one of the reportable operating segments are presented below:

Net sales	12.31.11	12.31.10	12.31.09
Domestic market:
Poultry	1,112.3	933.1	434.5
Porks/beef	774.5	699.0	336.5
Processed products	7,145.0	6,020.4	4,424.1
Other processed	2,043.0	1,996.3	974.0
Other	555.2	528.7	438.1
	11,630.0	10,177.5	6,607.2
Foreign market:
Poultry	6,571.9	5,724.3	4,161.5
Porks/beef	1,554.1	1,513.3	1,025.0
Processed products	1,750.1	1,652.5	1,258.8
Other processed	175.1	90.7	39.7
Other	41.9	4.4	28.8
	10,093.1	8,985.2	6,513.8
Dairy products:
Milk	1,720.5	1,585.5	1,449.7
Dairy products	818.3	726.0	711.5
	2,538.8	2,311.5	2,161.3
Food service:
Poultry	301.3	228.4	131.2
Porks/beef	166.7	193.4	39.8
Processed products	884.6	755.2	411.1
Other processed	91.7	30.1	41.4
	1,444.3	1,207.1	623.6
	25,706.2	22,681.3	15,905.8

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	12.31.11	12.31.10	31.12.09
Operating income:
Domestic market	1,249.4	1,035.8	266.7
Foreign market	558.8	319.1	(309.4)
Dairy products	(24.7)	(14.5)	80.5
Food service	217.6	144.2	39.5
	2,001.1	1,484.6	77.3

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2011.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	12.31.11	12.31.10	31.12.09
Export net income per market:
Foreign market	10,093.1	8,985.2	6,513.8
Dairy products	5.4	19.8	22.0
Food service	188.4	161.0	-
	10,286.9	9,166.0	6,535.7

Export net income by region is presented below:

	12.31.11	12.31.10	31.12.09
Export net income per region:
Europe	1,882.4	1,742.1	1,400.2
Far East	2,301.8	1,916.5	1,267.3
Middle East	3,087.3	2,919.7	2,075.5
Eurasia (including Russia)	763.3	1,040.1	734.6
America / Africa / Other	2,252.1	1,547.6	1,058.1
	10,286.9	9,166.0	6,535.7

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life, were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

		Goodwill		Trademarks		Total
	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10
Domestic market	1,153.8	1,153.8	1,065.5	1,065.5	2,219.3	2,219.3
Foreign market	1,074.4	959.7	190.5	190.5	1,264.9	1,150.2
Dairy products	664.1	638.0	-	-	664.1	638.0
Food service	81.5	81.5	-	-	81.5	81.5
	2,973.8	2,833.0	1,256.0	1,256.0	4,229.8	4,089.0

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above. The results are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.              BUSINESS COMBINATION AND OTHER ACQUISITIONS

6.1           Business combination – Avex S.A. and Flora Dánica S.A.

On October 3, 2011, acting through its wholly-owned subsidiary, Sadia Alimentos S.A., the Company acquired 70.7% of the equity interest in Avex S.A. (“Avex”), which is located in Argentina. In addition, the Company acquired Avex’s 100% equity interest in Flora Dánica S.A. and its subsidiaries, Flora San Luis S.A. and GB Dan S.A. (“Dánica group”). These acquisitions were made as part of the Company’s strategic plan to become a global player and to reinforce the Company’s brands in MERCOSUL.

Avex is located in the city of Rio Cuarto, in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

Avex contributed net revenue of R$51.0 and net income of R$2.0, from the date of acquisition to December 31, 2011 to the Company’s results.

Avex is the sixth largest participant in the Argentine poultry domestic market, with 4% of participation and its productive capacity is presented below:

Activity	Location	Productive capacity
Poultry slaughtering	Rio Cuarto, Córdoba	750.0 heads per week
Animal feed industry	Juárez Celman, Córdoba	40 ton per hour
Hatcheries	General Deheza, Córdoba	758.8 eggs per week
Termination poultry farm	Rio Cuarto, Córdoba	-

The company paid R$104.9 in cash for the acquisition of Avex and the preliminary goodwill generated in the business combination corresponds to R$60.2, calculated as follows:

Cash consideration	104.9

Assets and liabilities acquired, net as of October 3, 2011	63.2
% acquisition	70.7%
Preliminary net assets acquired at fair value	44.7
Preliminary goodwill	60.2

The Dánica group has an extensive distribution structure for dry, refrigerated and frozen goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The groups is the market leader in margarine (62%) and vice leader in the production of sauces (20%) and its main brands are: Dánica, Manterina, Vegetalina, Danifesta and Primor.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Dánica group contributed net revenue of R$50.5 and net loss of R$1.7, from the date of acquisition to December 31, 2011, to the Company’s results. The net loss in the last quarter of 2011 is a result of the acquisition costs incurred.

The headquarters of the group is located in Buenos Aires.

Activity	Location	Productive capacity
Margarines and oils	Llavallol, Buenos Aires	4.0 ton per month
Sauces and mayonnaise	Villa Mercedes, San Luis	6.0 ton per month
Pasta and pastries	Avellaneda, Buenos Aires	0.4 ton per month

The Company paid R$83.4 in cash for the acquisition of the Dánica group and the preliminary goodwill generated in the business combination corresponds to R$53.4, calculated as follows:

Cash consideration	83.4

Assets and liabilities acquired, net as of October 3, 2011	30.0
% acquisition	100.0%
Preliminary net assets acquired at fair value	30.0
Preliminary goodwill	53.4

The primary reasons that support the goodwill for these acquisitions are the expected future profitability due to the possibility of business expansion in the Argentinean market from Avex and the relevance of the brands acquired and the supply chain from the Dánica group. The independent appraisal reports are still in progress and Management’s expectation is that they will be concluded within one year, in accordance with the requirements of IFRS 3, when the final goodwill allocation and the respective accounting impacts will be finalized.

Management estimates that if the business combinations with Avex and Dánica group had occurred on January 1, 2011, the consolidated net sales and net income for the year ended December 31, 2011 would be approximately R$26,130.4 and R$1,366.1, respectively.

The pro forma amounts were determined based on the results generated from January 1, 2011 to September 30, 2011, and do not consider any future allocations of amortization of the fair value of assets and liabilities.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.2        Business combination – Heloísa Ind. e Com. de Produtos Lácteos Ltda.

On December 1, 2011, the Company acquired 100% of the capital of Heloísa Indústria e Comércio de Produtos Lácteos Ltda. (“Heloísa”), focusing on the production of cheese and other dairy products. The total processing capacity of the subsidiary is 600.0 liters of milk per day. The acquisition of this business is aligned with the Company’s strategic plan for expand and add value to the dairy segment.

Heloísa was acquired by the cash amount of R$55.0 and the preliminary goodwill generated in the business combination corresponds to R$26.2, calculated as follows:

Cash consideration	55.0

Assets and liabilities acquired, net as of December 1, 2011	28.8
% acquisition	100.0%
Preliminary net assets acquired at fair value	28.8
Preliminary goodwill	26.2

The primary reason that supports the goodwill for the acquisition is the expected future profitability due to the possibility of business expansion in the dairy segment.

The independent appraisal reports are still in progress and the Management’s expectation is that they will be concluded within one year in accordance with the requirements of IFRS 3, when the final goodwill allocation and the respective accounting impacts will be finalized.

The acquiree contributed with net revenue of R$3.1 and net loss of R$1.0, from the date of acquisition to December 31, 2011for the Company’s results.

Management estimates that if the business combinations with Heloísa had occurred on January 1, 2011, the consolidated net sales and net income for the year ended on December 31, 2011, would be approximately R$25,712.9 and R$1,347.2, respectively.

The pro forma amounts were determined based on the results generated from January 1, 2011 to December 31, 2011, and do not consider any future allocations of amortization of the fair value of assets and liabilities.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.3              Agreed exercise of the call option of property, plant and equipment of Copercampos

On September 15, 2011, the Company exercised the right of the call option of the industrial plant from Copercampos, located in the City of Campos Novos, Santa Catarina State.

The plant comprises a pork slaughtering farm with a capacity of 7,000 heads per day.

The total amount invested by the Company in this transaction totaled R$154.5, from which R$79.4 was paid out in 2011 and R$75.1 in 2010. The Company accounted for these amounts in property, plant and equipment.

The main objective of BRF with the acquisition of these assets is to maximize the pork industrial processing, in order to gain efficiency and competitive advantage in this activity, looking for the major world markets.

6.4              Acquisition of assets related to integration, production and slaughter of porks

With the purpose of acquiring assets related to integration, production and slaughter of pork, the Company made advanced payments in the amount of R$180.0.

CADE decided that this transaction could cause an adverse impact to the competitive market and rejected the acquisition. Thus, the Company and the seller dedicated their best efforts in order to identify another buyer for these assets and such negotiations are in an advanced stage. Management expects that the transaction will be concluded by the end of the first semester of 2012.

The advanced payments are secured by statutory liens that corresponds to R$205.0.

Management does not expect any loss resulting from this transaction.

6.5              Business combination – Sadia

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

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

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

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

				Net assets
	Net assets	Fair value		acquired at fair
	acquired	adjustments		value
Cash equivalents	1,759.7	-		1,759.7
Trade accounts receivable and other receivables	609.8	-		609.8
Inventories	1,193.0	0.8	(a)	1,193.9
Biological assets	465.6	-		465.6
Others	546.6	-		546.6
Total current assets	4,574.7	0.8		4,575.6

Long-term assets	1,421.2	1,155.8	(g)	2,577.0
Biological assets	221.5	-		221.4
Investments	14.7	-		14.7
Property, plant and equipment	4,034.7	2,057.1	(b)	6,091.8
Intangible	58.6	1,393.0	(c)	1,451.6
Total non-current assets	5,750.7	4,605.9		10,356.5

Total assets	10,325.4	4,606.7		14,932.1

Loans and financing	4,425.1	(34.5)	(d)	4,390.6
Trade accounts payable	889.3	-		889.3
Taxes and contribution	80.0	-		80.0
Dividends payable	0.8	-		0.8
Provisions	286.3	139.2	(e)	425.5
Others	391.7	-		391.7
Total current liabilities	6,073.2	104.7		6,177.9

Loans and financing	3,503.6	-		3,503.6
Provisions	337.2	630.2	(f)	967.4
Others	286.4	1,409.5	(g)	1,695.9
Total non-current liabilities	4,127.2	2,039.7		6,166.9

Shareholders’ equity	125.0	2,462.3	(h)	2,587.3

Total liabilities	10,325.4	4,606.7		14,932.1

(a)    Refers to the adjustment to the fair value of the inventories realized in full in year 2009;

(b)    Refers to the adjustment to the fair value of the fixed assets according to an appraisal report prepared by an external expert, which is being realized by its economic useful life;

(c)    Refers to the fair value of the brands whose useful lives are indefinite and to the fair value of assets of definite useful life, such as relationship with suppliers and patents. The realization of the fair value occurs by means of rates that vary from 25% to 48% p.a.;

(d)    Refers to the adjustment to the fair value of the loans and financing realized according to their maturity dates;

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(e)    Refers to the fair value of the guarantees granted by Sadia and deferred revenue related to the sale of employee banking relationships realized according to the maturity dates;

(f)     Refers to the fair value of the contingent tax, civil and employment liabilities. The fair value of the contingent tax liabilities was determined, at first, based on the appraisal of external consultants, who attributed to these processes an average probability of loss. Then, Management measured the contingencies considering the premises of the programs of fiscal recovery promoted from time to time by the State and Federal Governments, which is the amount that the counterparties would be willing to liquidate from the existing debts;

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

In connection with the association between Sadia and the Company, there was a primary public distribution of 115,000,000 shares with a supplementary lot of 17,250,000.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

7.              CASH AND CASH EQUIVALENTS

	Average
	rate p.a.	12.31.11	12.31.10
Cash and bank accounts:
U.S. Dollar	-	17.2	70.3
Brazilian Reais	-	65.2	81.4
Euro	-	43.7	0.8
Others	-	3.9	4.8
		130.0	157.3
Highly liquid investments:
In Brazilian Reais:
Investment funds	10.72%	12.4	9.9
		12.4	9.9
In U.S. Dollar:
Interest bearing account	0.11%	42.1	345.7
Fixed term deposit	1.71%	371.3	1,651.7
Overnight	0.08%	458.2	64.4
In Euro:		-	-
Interest bearing account	0.13%	235.2	74.3
Fixed term deposit	1.24%	82.4	-
Overnight	0.12%	17.8	3.1
Other Currencies:		-	-
Interest bearing account	0.08%	17.4	4.2
		1,224.4	2,143.4
		1,366.8	2,310.6

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to overnight and time deposit, and bear interest at a prefixed rate.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

8.              MARKETABLE SECURITIES

		WATM (*)	Currency	Average interest rate p.a.	12.31.11	12.31.10
Available for sale:
Credit linked notes	(a)	7.24	US$	4.79%	147.0	-
Brazilian foreign debt securities	(b)	2.66	US$	9.27%	86.5	61.3
Shares		-	R$	-	1.7	1.7
Purchase and sale commitments	(c)	-	R$	-	-	129.2
Bank deposit certificates	(d)	-	R$	-	-	74.8
Brazilian financial treasury bills	(e)	-	R$	-	-	52.9
Exclusive investment funds	(f)	-	US$	-	-	45.7
Investment funds	(g)	-	R$	-	-	24.7
					235.2	390.3
Held for trading:
Bank deposit certificates	(d)	1.99	R$	11.01%	699.0	560.5
Financial treasury bills	(e)	2.48	R$	10.91%	355.1	63.0
					1,054.1	623.5
Held to maturity:					-
Credit linked notes	(a)	2.02	US$	4.80%	166.8	166.7
National treasury certificates	(h)	8.29	R$	12.00%	70.0	61.0
					236.8	227.7
					1,526.1	1,241.5
Current					1,372.7	1,032.4
Non-current					153.4	209.1

(*) Weighted average maturity in years.

(a)    The Credit Linked Note is a structured operation with a first-class financial institution abroad that pays periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)    Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated by pre- and post-fixed rates.

(c)    Repurchase agreements backed by debentures.

(d)    Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 104% of the Interbank Deposit Certificate (“CDI”).

(e)    Financial Treasury Bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

(f)     The exclusive fund in foreign currency is mainly represented by structured notes.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(g)    The foreign currency investment fund has a Credit Linked Note issued by a first-class bank that pays periodic interest (LIBOR + spread) and contemplates the Brazil risk and Sadia risk.

(h)    The CTN classified in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 19.

The unrealized gain by the change in fair value of the marketable securities available for sale, recorded in shareholders’ equity as of December 31, 2011, is R$5.1, net of income taxes of R$0.6.

Additionally, on December 31, 2011, of the total of marketable securities, R$88.2  were pledged as collateral for futures contract operations in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2010, the guarantees corresponded to R$27.5.

On December 31, 2011, the maturities of the non-current marketable securities in the consolidated balance sheet is as follow:

Maturities	12.31.11
2013	83.4
2015 onwards	70.0
153.4

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.10.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

9.              TRADE ACCOUNTS RECEIVABLE AND OTHER

	12.31.11	12.31.10
Current
Domestic third parties	1.864,0	1.636,7
Foreign third parties	1.375,5	948,4
( - ) Estimated losses from doubtful accounts	(31,7)	(20,1)
	3.207,8	2.565,0
Credit notes	56,9	41,7
	3.264,7	2.606,7
Non-current
Domestic third parties	53,1	48,0
Foreign third parties	3,9	2,7
( - ) Adjustment to present value	(0,7)	(1,0)
( - ) Estimated losses from doubtful accounts	(53,9)	(42,7)
	2,4	7,0
Credit notes	147,3	93,1
	149,7	100,1

The rollforward of estimated losses from doubtful accounts is set forth below:

	12.31.11	12.31.10
Beginning balance	62,8	68,7
Additions	112,4	41,3
Reversals	(65,3)	(20,2)
Write-offs	(24,6)	(27,1)
Exchange rate variation	0,3	0,1
Ending balance	85,6	62,8

 (1) Merger of Avipal Nordeste S.A. on March 31, 2010.

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

Breakdown by maturity of overdue amounts and not included in estimated losses on doubtful accounts:

	12.31.11	12.31.10
60 to 90 days	14.9	9.3
91 to 120 days	3.5	1.4
121 to 180 days	1.3	2.8
181 to 360 days	1.5	0.3
More than 360 days	15.4	2.8
	36.6	16.6

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The receivables excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

The breakdown of accounts receivable by maturity is as follows:

	12.31.11	12.31.10
Current	2,924.5	2,377.7
Overdue:
From 01 to 60 days	251.2	182.0
From 61 to 120 days	30.3	17.9
From 121 to 180 days	13.1	6.9
From 181 to 360 days	8.5	6.9
More than 360 days	68.9	44.4
( - ) Adjustment to present value	(0.7)	(1.0)
( - ) Estimated losses with doubtful accounts	(85.6)	(62.8)
	3,210.2	2,572.0

10.           INVENTORIES

	12.31.11	12.31.10
Finished goods	1,688.3	1,159.1
Goods for resale	8.6	20.5
Work in process	316.9	123.3
Raw materials	214.6	466.3
Packaging materials	99.9	85.5
Secondary materials	153.9	58.8
Warehouse	115.2	118.5
Goods in transit	26.2	60.9
Imports in transit	83.6	22.1
Advances to suppliers	30.0	50.9
( - ) Provision for losses to the disposable value	(42.0)	(14.5)
( - ) Provision for deterioration	(12.8)	(10.6)
( - ) Provision for obsolescence	(3.2)	(5.0)
	2,679.2	2,135.8

The amount of the write-offs of inventories recognized in cost of sales during the twelve month period ended on December 31, 2011, totaled R$19,047 (R$16,951.2 as of December 31, 2010), such amounts include the additions and reversals of inventory provisions presented in the table below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.10	Additions	Reversals	Write-offs	Exchange rate variation	12.31.11
Provision for losses to the disposable value	(14.5)	(69.6)	41.8	-	0.3	(42.0)
Provision for deterioration	(10.6)	(13.6)	-	11.4	-	(12.8)
Provision for obsolescence	(5.0)	(2.0)	3.8	-	-	(3.2)
	(30.1)	(85.2)	45.6	11.4	0.3	(58.0)

The additions presented in the provision for inventory losses are mainly related to the decrease in the foreign market sales price of griller chickens which occurred from July to August 2011. From September 2011, there was a recovery in the sales price hence the provision was reversed.

Additionally, during the year ended December 31, 2011, there were write-offs of inventories in the amount of R$53.0 (R$45.3 as of December 31, 2010), referring to items suffering deterioration, which have not been recorded in the provision.

Management expects inventories to be recovered in a period of less than 12 months.

On December 31, 2011, R$67.1 (R$30.5 as of December 31, 2010) of the balance of inventories, was pledged as collateral for rural credit operations.

11.           BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are segregated by the categories: poultry, pork and cattle. In addition, these categories were separated into consumable and for production.

The animals classified in the subgroup of consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products, and while they do not reach the weight adequate for slaughtering, they are classified as immature. The slaughter and production process occurs sequentially and in a very short time period, and as a consequence, only the living animals transferred for slaughtering in refrigerators are classified as mature.

The animals classified in the subgroup for production (breeding stock) are those that have the function of producing other biological assets. And, while they do not reach the age of reproduction they are classified as immature and when they are able to initiate the reproductive cycle, they are classified as mature.

In the measurement of the biological assets at fair value, the Company adopted the model of discounted cash flow. Firstly, the discount rate used was the Weighted Average Cost of Capital (“WACC”), which was then adjusted to reflect the specific risk of the asset in question, utilizing mathematical model of Weighted Average Return on Assets (“WARA”), as follows:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.11	12.31.10
Cost of nominal owners' equity	10.31	11.10
Projected inflation rate USA	2.26	1.85
Cost of actual owners' equity	7.88	9.08
Actual WACC	5.80	6.93
WARA discount rate:
Animals for slaughtering	5.50	6.00
Animals for production	5.75	6.90

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of our products derives from the manufacturing process and not from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. Therefore, Management maintained the biological assets at formation cost.

The quantities and accounting balances per category of biological assets are presented below:

	12.31.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	209,732.0	485.4	187,584.0	396.3
Immature pork	3,803.0	581.5	4,155.0	479.2
Immature cattle	75.0	89.2	24.0	25.2
Total current	213,610.0	1,156.1	191,763.0	900.7
Production biological assets:
Immature poultry	7,643.0	97.5	7,372.0	88.2
Mature poultry	12,006.0	132.0	11,559.0	140.5
Immature pork	125.0	18.4	169.0	22.6
Mature pork	409.0	139.5	386.0	126.4
Total non-current	20,183.0	387.4	19,486.0	377.7
	233,793.0	1,543.5	211,249.0	1,278.4

The rollforward of biological assets for the period is set forth below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.10	396.3	479.2	25.2	900.7	228.7	149.0	377.7
Increase due to acquisition	83.1	577.5	244.3	904.9	34.0	57.3	91.3
Increase due to reproduction,
consuption of ration, medication and
remuneration of partnership	5,417.6	1,787.5	109.3	7,314.4	333.8	67.1	400.9
Business combination (1)	9.8	-	-	9.8	-	-	-
Accumulated depreciation	-	-	-	-	(304.7)	(52.6)	(357.3)
Transfer between current and non-
current	62.2	63.0	-	125.2	(62.3)	(62.9)	(125.2)
Reduction due to slaughtering	(5,483.6)	(2,325.7)	(289.6)	(8,098.9)	-	-	-
Balance as of 12.31.11	485.4	581.5	89.2	1,156.1	229.5	157.9	387.4

(1) Business combination of Avex S.A. and Dánica group on October 3, 2011.

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets for            production (non-current) occur when there is an expectation that the production plan cannot be met with its own assets and, usually, this acquisition refers to immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day old and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified in the current assets is related to eggs from animals for production.

12.           RECOVERABLE TAXES

	12.31.11	12.31.10
State ICMS (VAT)	754.3	647.0
Withholding income tax and social contribution	211.0	257.1
PIS and COFINS (Federal Taxes to Fund Social Programs)	755.3	577.9
Import duty	7.3	9.1
IPI (Federal VAT)	57.2	58.7
Other	19.2	6.6
( - ) Allowance for losses	(151.8)	(93.1)
	1,652.5	1,463.3

Current	907.9	695.9
Non-current	744.6	767.4

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of the allowance for losses is set forth below:

	12.31.10	Additions	Reversals	Business combination (1)	12.31.11
Allowance for losses - State ICMS (VAT)	(78.4)	(47.6)	0.8	(1.6)	(126.8)
Allowance for losses - PIS and COFINS	(2.6)	(10.3)	-	-	(12.9)
Allowance for losses - IPI (Federal VAT)	(12.1)	-	-	-	(12.1)
	(93.1)	(57.9)	0.8	(1.6)	(151.8)

(1) Business combination of Avex and Dánica group on October 3, 2011.

12.1        Value-added Tax

Due to its export activity, domestic sales and investments in property, plant and equipment are subject to reduced tax rates and, the Company accumulates credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS credit in the States of Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Distrito Federal, for which Management understands that realization is uncertain and, therefore, formed full provision for loss of these credits as shown in the table above.

The increase in the balance is related to the exports from the States of Parana and Santa Catarina and are presented net of the related allowances judged necessary by the Company’s Management.

12.2        Income tax and social contribution

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the reception of interest on shareholders’ equity by the company, realizable through offsetting with federal taxes and contributions payable.

12.3        PIS and COFINS

Recoverable taxes derived from Contribution to the Social Integration Program (“PIS”) and Contribution for Funding of Social Welfare Programs (“COFINS”) basically are originated from credits on purchases of raw materials used in the production of exported products or in the production of products which sales are taxed at the zero rate, such as UHT and pasteurized milk as well as sales to the Manaus Free Zone. The recovery of these receivables can be achieved by means of offsetting with domestic sale operations of taxed products, with other federal taxes or compensation claims.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

For the accumulated PIS and COFINS credits, the Company adopts the procedure of legal action aiming to accelerate the analysis process of applications for refund of these contributions already filed, which are under supervision for the release of new amounts.

Management is analyzing alternatives that would allow the utilization of the credits in the operations and there is no expectation of losses in their recovery.

The Law No. 12,350/10 introduced significant changes in the taxation of PIS and COFINS in the productive chain of poultry and pork products with retroactive application of its provisions from January 1, 2011. As a consequence, the Company recognized a credit in cost of sales in the amount of R$90.2 during 2011.

13.           NON-CURRENT ASSETS HELD FOR SALE

The rollforward of assets held for sale are set forth below:

	12.31.10	Transfers from property, plant and equipment	Transfers to property, plant and equipment	Disposal	12.31.11

Lands	42.9	1.2	-	(35.4)	8.7
Buildings and improvements	14.7	1.4	-	(7.9)	8.2
Machinery and equipment	1.8	0.2	(0.1)	(0.3)	1.6
Facilities	2.2	-	-	(2.2)	-
Others	0.6	-	-	(0.1)	0.5
	62.2	2.8	(0.1)	(45.9)	19.0

On June 6, 2011, the Company disposed of the land and buildings where the old corporate headquarters of the wholly-owned subsidiary Sadia were located in the neighborhood of Vila Anastacio, in the City and State of São Paulo. The approval of the sale occurred in the Extraordinary General Shareholder´s Meeting of its wholly-owned subsidiary VIP S.A. Empreendimentos e Participações Imobiliárias, held on November 8, 2010.

The sales value was R$120.0, of which R$12.0 was received in cash. The remaining amount of R$108.0, will be received in 35 consecutive monthly installments of R$3.1, updated by the National Index of Consumer Prices ("INPC"), which receipt will start in March 2012. The book value of the property on the disposal date was R$45.5. This disposal generated a net gain of R$49.4 recognized in other operating income.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.           INCOME TAX AND SOCIAL CONTRIBUTION

14.1.      Deferred income tax and social contribution composition

	12.31.11	12.31.10
Assets:
Tax loss carryforwards (corporate income tax)	765.1	564.7
Provision for tax losses	(166.8)	-
Negative calculation basis (social contribution on net profits)	297.1	216.7
Provision for negative calculation basis losses	(48.4)	-
Temporary differences:
Provisions for tax, civil and labor risk	158.3	151.6
Provision for estimated losses with doubtful accounts	12.7	8.7
Provision for attorney's fees	4.7	4.8
Provision for property, plant and equipment losses	11.7	3.6
Provision for tax credits realization	47.6	31.7
Provision for other obligations	46.2	57.2
Employees' profit sharing	72.4	35.8
Provision for inventories	12.2	5.7
Employees' benefits plan	90.5	93.3
Amortization on fair value of business combination	8.8	10.9
Business combination - Sadia	1,139.7	1,129.9
Provision for contractual indemnity	-	3.4
Unrealized losses on derivatives	62.6	2.9
Unrealized losses on inventories	4.2	1.5
Adjustments relating to the transition tax regime	76.1	139.6
Provision for losses	10.5	11.6
Other temporary differences	23.6	14.0
	2,628.8	2,487.6
Liabilities:
Temporary differences:
Provision for recovery - Brasil Foods Previdência Privada (“BFPP”)	1.8	-
Revaluation reserve	0.3	0.6
Depreciation on rural activities	68.8	76.6
Adjustments relating to the transition tax regime	531.1	401.0
Business combination - Sadia	1,181.6	1,124.5
Unrealized gains on derivatives	-	28.0
Other temporary differences	8.3	5.0
	1,791.9	1,635.7

Certain subsidiaries of the Company have tax loss carry forwards and negative basis of social contribution of R$31.7 and R$31.5, respectively, (R$19.6 and R$19.4, respectively, on December 31, 2010), for which the Company has not recorded a deferred tax asset. If there was an expectation that such tax credits would be realized the amount recognized in the balance would be R$10.5 (R$6.7 as of December 31, 2010).

As mentioned in note 38, on February 9, 2012, the Company´s Board of Directors approved the merger of the wholly-owned subsidiary Sadia with BRF, which will be implemented on December 31, 2012.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The decision to merge Sadia into BRF will result in the recognition of a loss for 2011 of approximately R$215.2 on the allowance for tax loss carryforwards, which will not be recovered after the merger. The value of the loss reflects Management's best estimate at the date of the publication of these consolidated financial statements, considering the available information. The final value of the impact of the merger of Sadia into BRF will be known on December 31, 2012.

Management has prepared a sensitivity analysis considering variations in the discount rate used in the above estimate, the results are set forth below:

	Long Term Interest Rate
	5% p.a.	6% p.a.	7% p.a.
Estimated value	212.3	215.2	218.0
Changes	(2.9)	-	2.8

14.2.       Estimated time of realization

Management considers that deferred tax assets related to temporary differences will be realized as the lawsuits are resolved. The deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

Year	Value
2012	304.4
2013	33.5
2014	54.6
2015	58.3
2016	71.4
2017-2019	308.9
2020-2021	15.9
847.0

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset is considered realizable, however, could be impacted in the short term if estimates of future taxable income during the carryforward period are reduced.

14.3.      Income and social contribution taxes reconciliation

	12.31.11	12.31.10	12.31.09
Income before taxes	1,521.6	1,001.5	339.8
Nominal tax rate	34.00%	34.00%	34.00%
	(517.3)	(340.5)	(115.5)
Tax expense at nominal rate
Adjustments of taxes and contributions on:
Equity interest in income of affiliates	3.1	1.5	(0.9)
Exchange rate variation on foreign investments	68.7	(32.7)	(97.4)
Difference of tax rates on earnings from foreign subsidiaries	269.3	99.0	124.3
Interest on shareholders' equity	214.9	89.3	34.0
Results from foreign subsidiaries	(4.4)	(3.5)	(1.0)
Transfer price	(2.0)	(0.8)	(17.6)
Profit sharing	(4.9)	(4.6)	(5.2)
Donations	(3.1)	(3.1)	(0.9)
Penalties	(3.8)	(7.0)	(4.0)
Write-off of deferred income tax and social contribution	(215.2)	(3.8)	(132.0)
Investment grant	35.6	3.0	-
Other adjustments	2.6	6.7	(5.0)
	(156.5)	(196.5)	(221.2)
Current income tax	(39.9)	(130.6)	(80.2)
Deferred income tax	(116.6)	(65.9)	(141.0)

The taxable income, current and deferred income tax from foreign subsidiaries is set forth below:

	12.31.11	12.31.10	12.31.09
Taxable income from foreign subsidiaries	749.0	134.7	135.3
Current income tax expense from foreign subsidiaries	(11.4)	(13.9)	(4.3)
Deferred income tax benefit from foreign subsidiaries	0.5	0.8	7.6

The Company determined that the total profit accounted for by holdings of their wholly-owned subsidiary will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$2,057.7 as of December 31, 2011 (R$1,144.5 as of December 31, 2010 and R$950.7 as of December 31, 2009).

The Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

15.    JUDICIAL DEPOSITS

The Company’s judicial deposits are restricted assets until the final settlement of the disputes to which they are related. The rollforward of the judicial deposits is set forth below:

	12.31.10	Additions	Reversals	Write-offs	Exchange rate variation	12.31.11
Tax	79.2	18.0	-	(4.2)	-	93.0
Labor	101.8	58.4	(14.3)	(30.0)	-	115.9
Civil, commercial and other	53.1	6.0	(0.1)	(39.7)	0.1	19.4
	234.1	82.4	(14.4)	(73.9)	0.1	228.3

16.    INVESTMENTS

16.1.      Investments breakdown

	12.31.11	12.31.10
Investment in associates	19.5	16.5
Other investments	0.9	1.0
	20.4	17.5

On September 28, 2011, the wholly-owned subsidiary Crossban Holdings GmbH, acquired from Agricola Nova S.A. the total of 1,133,820 quotes which correspond to 40% of the capital of Sadia Chile S.A. (non-controlling shareholders’ interest), for the total amount of R$16.8, originating goodwill of R$12.2, which in the consolidated financial statements was recorded as a capital reserve since it did not result in a change of control of the investment.

The amounts of the gain resulting from foreign exchange rate variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, in the amount of R$211.8 on December 31, 2011 (R$96.2 losses on December 31, 2010 and R$257.9 losses on December 31, 2009), is recognized in financial income/expenses groups in the statement of income.

The exchange rate variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity pickup adjustments, in the subgroup of shareholders’ equity.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2011, the subsidiaries do not have significant restriction to transfer dividends or repay their loans or advances to the parent.

On December 31, 2011, the market cap of Excelsior Alimentos S.A., a subsidiary of the Company, corresponded to R$16.1 (R$14.6 as of December 31, 2010).

16.2.      Summary financial information of participation in affiliates

The table below presents the values which corresponding to the Company's participation in affiliates:

	UP!		K&S
	12.31.11	12.31.10	12.31.11	12.31.10
Current assets	13.0	11.3	7.7	7.3
Non-current assets	-	-	8.4	8.5
Current liabilities	(4.0)	(5.6)	(5.2)	(4.8)
Non-current liabilities	-	-	(0.4)	(0.2)
	9.0	5.7	10.5	10.8

	UP!		K&S
	12.31.11	12.31.10	12.31.11	12.31.10
Net revenues	53.7	45.6	34.1	34.0
Operational expenses	14.2	16.9	10.7	12.2
Net income (loss)	9.0	5.7	(0.3)	(1.4)

Participation %		50%		49%

In 2011, there were no increases in capital or commitments by the companies for contributions in investments.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.    PROPERTY, PLANT & EQUIPMENT

The property, plant and equipment rollforward is set forth below:

	Rate						Transfer to	Transfers from	Exchange rate
	p.a. %	12.31.10	Additions	Disposal	Transfers		held for sale	held for sale	variation	12.31.11
Cost
Land	-	617,4	3,6	(0,3)	15,1		(1,2)	-	-	634,7
Buildings and improvements	-	4.669,1	72,6	(33,8)	240,0		(4,1)	-	2,2	4.946,1
Machinery and equipment	-	5.232,5	113,0	(126,4)	381,8		(0,5)	0,1	2,8	5.603,3
Facilities	-	1.309,9	1,3	(10,4)	14,1		-	-	0,1	1.315,0
Furniture	-	81,5	3,2	(3,6)	5,5		-	-	0,9	87,5
Vehicles and aircrafts	-	28,5	22,8	(4,0)	30,8		(0,4)	-	0,5	78,3
Others	-	174,6	8,4	(4,6)	12,9		-	-	-	191,3
Construction in progress	-	249,1	1.025,2	(0,1)	(649,8)		-	-	(4,2)	620,2
Advance to suppliers	-	47,5	45,3	-	(59,7)		-	-	(0,2)	32,9
		12.410,1	1.295,4	(183,2)	(9,3)		(6,2)	0,1	2,1	13.509,4
Depreciation
Buildings and improvements	3,03	(1.036,3)	(124,5)	4,1	(12,7)		2,7	-	(1,5)	(1.168,3)
Machinery and equipment	5,28	(1.902,9)	(263,7)	94,0	(2,0)		0,3	-	(3,3)	(2.077,5)
Facilities	3,42	(327,0)	(69,2)	5,4	14,7		-	-	-	(376,1)
Furniture	5,81	(38,1)	(5,1)	2,7	0,4		-	-	(0,5)	(40,7)
Vehicles and aircrafts	14,51	(15,0)	(4,4)	2,5	-		0,4	-	(0,3)	(16,9)
Others	4,98	(24,0)	(9,5)	2,0	-		-	-	-	(31,6)
		(3.343,3)	(476,4)	110,7	0,4		3,4	-	(5,6)	(3.711,0)
		9.066,8	819,0	(72,5)	(8,9)	(1)	(2,8)	0,1	(3,5)	9.798,4

(1) Net transfer to intangible assets (note 18).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The acquisitions during the period are substantially represented by construction in progress in the total amount of R$990.2 and advances to suppliers of R$45.3 which comprises mainly:

Description	12.31.11
Expansion projects of industrial units	148.8
Copercampos project	89.1
Transformation of turkey´s plant into chicken' plant in Carambeí-PR	69.8
Car fleet renewal	51.3
Improvements in productive units and poultry farm	38.7
New pizza production line in Tatuí-SP	38.7
Implementation of milk powder in Três de Maio-RS	19.3
Expansion of "Escondidinho" production facilities	19.3
Reposition of Nova Mutum-MT equipment, where a fire occurred in March 2011	14.6

The disposals are mainly related to obsolete items in the total amount of R$30.0 and assets that suffered a fire amounting to R$23.0, recorded within other operating results.

The Company has fully depreciated items still in operation. These items are presented below:

	12.31.11	12.31.10
Cost
Buildings and improvements	116.7	21.0
Machinery and equipment	613.8	266.3
Facilities	83.1	6.5
Furniture	16.7	7.7
Vehicles and aircrafts	3.2	0.9
Others	1.2	-
	834.7	302.4

The Company performed an analysis of impairment indicators of the property,  plant and equipment during the last quarter of 2011 and identified the need to execute an impairment test for certain manufacturing facilities mainly those affected by the CADE’s decision of suspending the future sales of specific products under the Perdigão’s brand. Hence, the discounted cash flows were prepared, and as a result of the analysis, no provision was deemed necessary by Management.

Management adopted the WACC (12.2% p.a.) and the inflation rate with variation between 5.40% and 4.27% for preparing the discounted cash flows.

During the twelve month period ended December 31, 2011, the Company capitalized interests in the amount of R$20.0 (R$18.4 as of December 31, 2010). The interest rate utilized to determine the capitalized amount was 7.82%.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2011, the Company had no commitments assumed related to acquisition and/or construction of properties, except those disclosed in note 22, item 22.2.

The property, plant and equipment that are held as collateral for transactions of different natures are set forth below:

		12.31.11	12.31.10
		Book value of	Book value of
	Type of collateral	the collateral	the collateral
Land	Financial/Labor/Tax/Civil	160.4	187.2
Buildings and improvements	Financial/Labor/Tax/Civil	1,966.2	1,926.3
Machinery and equipment	Financial/Labor/Tax	2,304.5	2,028.7
Facilities	Financial/Labor/Tax	687.5	701.0
Furniture	Financial/Labor/Tax/Civil	299.3	17.4
Vehicles and aircrafts	Financial/Tax	19.4	1.3
Others	Financial/Labor/Tax/Civil	307.4	148.6
		5,744.7	5,010.5

The Company is not allowed to assign these assets as security for other transactions or to sell them.

18.              INTANGIBLE

Intangible assets are comprised of the following items:

	Rate		Accumulated
	p.a. %	Cost	amortization	12.31.11	12.31.10
Goodwill	-	2,973.8	-	2,973.8	2,833.0
Brands	-	1,256.0	-	1,256.0	1,256.0
Software	20.00	289.3	(151.1)	138.2	100.3
Relationship with suppliers	42.00	135.0	(125.4)	9.6	50.8
Patents	16.92	5.7	(0.8)	4.9	5.3
Outgrowers loyalty	12.50	3.9	(0.3)	3.6	1.9
		4,663.7	(277.6)	4,386.1	4,247.3

The intangible assets rollforward is set forth below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

				Business		Exchange rate
	12.31.10	Additions	Disposal	combination	Transfers	variation	12.31.11
Cost:
Software	223.2	56.6	(0.9)	0.5	9.3	0.6	289.3
Relationship with suppliers	135.0	-	-	-	-	-	135.0
Patents	5.6	-	-	-	-	0.1	5.7
Trademarks	1,256.0	-	-	-	-	-	1,256.0
Outgrowers loyalty	1.8	2.2	-	-	-	-	4.0
Goodwill:	2,833.0	-	-	139.8	-	1.0	2,973.8
Sadia	1,293.8	-	-	-	-	-	1,293.8
Eleva Alimentos	1,273.3	-	-	-	-	-	1,273.3
Batavia	133.2	-	-	-	-	-	133.2
Ava	49.4	-	-	-	-	-	49.4
Cotochés	39.6	-	-	-	-	-	39.6
Paraiso Agroindustrial	16.8	-	-	-	-	-	16.8
Plusfood	14.6	-	-	-	-	1.3	15.9
Perdigão Mato Grosso	7.6	-	-	-	-	-	7.6
Sino dos Alpes	4.1	-	-	-	-	-	4.1
Incubatório Paraiso	0.6	-	-	-	-	-	0.6
Heloísa	-	-	-	26.2	-	-	26.2
Avex	-	-	-	60.2	-	2.9	63.1
Dánica	-	-	-	53.4	-	(3.2)	50.2
	4,454.6	58.8	(0.9)	140.3	9.3	1.7	4,663.8
Amortization:
Software	(122.9)	(27.3)	0.8	(0.4)	(0.4)	(1.0)	(151.2)
Relationship with suppliers	(84.1)	(41.2)	-	-	-	-	(125.3)
Patents	(0.3)	(0.5)	-	-	-	-	(0.8)
Outgrowers loyalty	-	(0.4)	-	-	-	-	(0.4)
	(207.3)	(69.4)	0.8	(0.4)	(0.4)	(1.0)	(277.7)
	4,247.3	(10.6)	(0.1)	139.9	8.9	0.7	4,386.1

Amortizations of outgrowers loyalty and relationship with suppliers are recognized as a cost of sales in the statement of income, while software amortization is recorded according to its use, where the alternatives are cost of sales, administrative or sales expenses.

Trademarks in intangible assets derive from the business combination with Sadia and are considered assets with indefinite useful lives as they are expected to contribute toward the Company’s cash flows indefinitely.

The goodwill presented above is based on expected future profitability supported by valuation reports, after allocation of identified assets in use.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated by cash-generating unit, are presented in note 5.

The Company performed the impairment tests of assets based on the fair value that was determined by a discounted cash flow model, in accordance with the level of goodwill and intangible allocations to the group of cash generating units.

Discounted cash flows were prepared based on the multi-annual budget (2012-2016) of the Company and growth projections up to 2021 (9.3% per annum up to 18.2% per annum), which in turn, are based on historical experiences and market projections of government agencies and associations, such as the United States Department of Agriculture (“USDA”), the Brazilian Pork Industry and exporter (“ABIPECS”), the Brazilian Pullet Producer Association (“APINCO”) and others. In the opinion of Management, the use of periods that exceed those quoted (5 years) in the preparation of discounted cash flows is adequate, as it reflects the estimated time of use of the groups of assets.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Management adopted the WACC (12.2% p.a.) as the discount rate for the development of discounted cash flows and also adopted the assumptions shown in the table below:

	2012	2013	2014	2015	2016	2017	2018-2021
PIB Brazil-BACEN	3.8%	4.5%	4.3%	4.6%	4.6%	4.6%	4.6%
PIB Worldwide - FMI	4.3%	4.5%	4.6%	4.4%	4.4%	4.4%	4.4%
IPCA	5.4%	4.5%	4.4%	4.3%	4.3%	4.3%	4.3%
CPI-FMI	1.6%	2.4%	2.4%	2.3%	2.3%	2.3%	2.3%
SELIC	10.7%	9.5%	9.5%	8.9%	8.9%	8.9%	8.9%

The rates presented above do not consider any tax effect (pre-tax).

Based on Management analyses performed during the fourth quarter of 2011, no adjustments for reduction in the balances of the assets to recoverable value were identified.

In addition to the above mentioned recovery analysis, Management drew up a sensitivity analysis considering the variations in the EBITDA margin and in the nominal WACC as presented below:

	Variations
Appreciation (depreciation)	3.0%	1.5%	0.0%	-1.5%	-3.0%
WACC	15.2%	13.7%	12.2%	10.7%	9.2%
EBITDA margin	15.6%	14.1%	12.6%	11.1%	9.6%

In none of the scenarios above considered, the Company determined the need to recognize an impairment provision to the intangible assets with indefinite useful life.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.              LOANS AND FINANCING

		Average interest	WAMT			Balance	Balance
	Charges (% p.a.)	rate (% p.a.)	(*)	Current	Non-current	12.31.11	12.31.10
Local currency
Working capital	6.82% (6.75% on 12.31.10)	6.82% (6.81% on 12.31.10)	0.5	953.5	1.5	954.9	705.3
BNDES, FINEM, development bank credit lines
and other secured debt	TJLP + 4.65% (TJLP + 2.86% on 12.31.10)	8.42% (8.45% on 12.31.10)	2.9	451.4	990.0	1,441.4	1,934.2
	TJLP + 4.23% (TJLP/CDI + 4.42% on
Export credit facility	12.31.10)	10.23% (10.42% on 12.31.10)	1.6	404.2	332.9	737.1	387.7
Financing programs	IGPM + 1.20% (IGPM + 1.40% on 12.31.10)	1.08% (3.00% on 12.31.10)	8.4	2.4	12.5	14.9	12.9
PESA	IGPM + 4.93% (IGPM + 4.89% on 12.31.10)	3.49% (13.21% on 12.31.10)	8.3	2.8	178.6	181.4	176.0
				1,814.3	1,515.5	3,329.7	3,216.1
Foreign currency
Advances on export contracts	1.18% + e.r. (US$)	1.18%	0.1	150.1	-	150.1	-
Bonds	7.25% (7.13% on 12.31.10)	7.25% (7.13% on 12.31.10)	7.9	46.8	1,856.9	1,903.7	1,688.9
	LIBOR/CDI + 2.26% (LIBOR/CDI+2.24% on	2.81% (2.30% on 12.31.10) e.r.
Export credit facility	12.31.10) e.r. (US$ and other currencies)	(US$ and other currencies)	2.7	1,375.1	1,130.9	2,506.1	2,108.3
	8.25% + e.r. (US$/ARS) (8.25% on
Working capital	12.31.10)	8.25% (8.25% on 12.31.10)	0.6	3.5	0.4	3.9	-
BNDES, FINEM, development bank credit lines	UMBNDES + 2.35% (UMBNDES+2.46% on	5.93% (6.61% on 12.31.10) v.c.
and other secured debt	12.31.10) e.r. (US$ and other currencies)	(US$ and other currencies)	2.0	62.7	97.4	160.0	189.6
				1,638.2	3,085.6	4,723.8	3,986.8
				3,452.5	4,601.1	8,053.5	7,202.9

(*) Weighted average maturity term (years).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.1.          Working capital

Rural credit: The Company and its subsidiaries entered into short term rural credit loans with several commercial banks, under a Brazilian Federal Government program that offers an incentive to investments in rural activities. The proceeds from these loans are used for working capital.

Industrial credit notes: We issue Industrial Credit Notes, receiving credits from official funds: Fund for Worker Support (“FAT”) and from the Constitutional Fund for financing in the Midwest (“FNE”). The notes have maturity dates ending between 2012 and 2023. These notes are guaranteed by a pledge of machinery and equipment and real estate mortgages.

Working capital in foreign currency: Lines taken from financial institutions and used primarily for working capital current/short term and import operations of subsidiaries located in Argentina. The lines are denominated in Argentine Pesos and US Dollars, maturing in 2012.

19.2.          BNDES, FINEM, development bank credit lines and other secured debts

The Company and its subsidiaries have some outstanding obligations with BNDES. The loans were entered into for the acquisition of machinery, equipment and expansion of production facilities.

FINEM: The Company has lines of Loans Financing Projects ("FINEM") which are subject to variations in the basket of currencies UMBNDES, which is composed of the currencies in which BNDES captures its resources. The impact of interest reflects the daily fluctuation of the currencies in the basket. The values of principal and interest are paid in monthly installments, with maturities between 2012 and 2019 and are guaranteed by a pledge of equipment, facilities and mortgage on the property owned by the Company.

PESA:  The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) subject to the variations of the IGPM plus interest of 4.93% p.a., guaranteed by endorsements and pledges of public debt securities, presented in note 8.

19.3.          Fiscal incentives

State Tax Incentive Financing Programs: Under the terms of these programs, the Company was granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a spread.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.4.          Export credits facilities

Pre-export facilities: Generally are denominated in U.S. Dollars, maturing between 2012 and 2019. The export prepayment credit facilities are pegged to the LIBOR of three and twelve months plus a spread. Under the terms of each one of these credit facilities, the Company receives loans guaranteed by accounts receivable relating to exports of the products.

Trade-related facilities:  Denominated in U.S. Dollars and maturities range from one to seven years. Trade related facilities yield interest at LIBOR  plus a spread with quarterly, semi-annual or annual payments. The funds of these lines are used to purchase imported raw materials and other working capital needs.

BNDES facilities EXIM: These funds are used to finance exports and are pegged to the TJLP with maturity in 2014. Settlement occurs in local currency without the risk associated with changes in foreign currencies.

Advances on exchange contracts:  The advances on exchange contracts (“ACCs”) are liabilities with commercial banks, where the principal is settled through exports of products, as shipped. Interest is paid in the settlement of the foreign exchange and the contracts are guaranteed by the actual exported goods. When the export documents are presented to the financing banks, these obligations start to be called advances against draft presentations (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity in up to 360 days from the date of shipment of the exports, or short-term financing under the terms of the ACEs with maturity in up to 180 days from the date of the shipment of the exports. These loans are denominated in U.S. Dollars.

19.5.          Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750.0, whose notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a. maturing on January 28, 2020.

Sadia Bonds:  In the total value of US$250.0. The bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.6.          Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is set forth below:

12.31.11
2012	3,452.5
2013	776.9
2014	578.5
2015	142.4
2016 onwards	3,103.2
8,053.5

19.7.          Guarantees

	12.31.11	12.31.10
Total of loans and financing	8,053.5	7,202.9
Mortgage guarantees	1,584.5	1,668.1
Related to FINEM-BNDES	1,134.8	1,438.8
Related to FNE-BNB	324.1	165.5
Related to tax incentives and other	125.6	63.8
Statutory lien on assets purchased with financing	38.5	11.2
Related to FINEM-BNDES	9.5	10.8
Related to FINAME-BNDES	0.1	0.4
Related to leasing	28.9	-

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers, which take part in the Sadia’s integration system, targeting the reduction of the emission of greenhouse gases. The value of these guarantees on December 31, 2011, totaled R$79.9 (R$83.9 as of December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers.  The total of the guarantee as of December 31, 2011, amounted to R$509.6 (R$562.5 as of December 31, 2010).

On December 31, 2011, the Company contracted bank guarantees in the amount of R$646.5 (R$456.7 as of December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.10% p.a. (1.19% p.a. as of December 31, 2010).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.8.          Commitments

In the normal course of business, the Company enters into agreements with third parties for the purchase of raw materials, mainly corn, soymeal and hog, where the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these consolidated financial statements and are set forth below:

12.31.11
2012	546.6
2013	297.3
2014	271.6
2015	270.2
2016 onwards	1,113.9
2,499.6

The Company entered into leasing agreements denominated “built to suit” in which office facilities will be built by third parties. The agreement terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or rent falling due, according to each contract.

The estimated schedule of future payments related to the built to suit agreement is set forth below:

12.31.11
2012	10.0
2013	18.7
2014	18.7
2015	17.1
2016 onwards	111.7
176.2

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.              TRADE ACCOUNTS PAYABLE

	12.31.11	12.31.10
Domestic Suppliers
Third parties	2,335.1	1,952.1
Related parties	5.9	1.3
	2,341.0	1,953.4
Foreign Suppliers
Third parties	340.3	105.8
Related parties	-	-
	340.3	105.8
	2,681.3	2,059.2

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 38 days.

The related parties in the consolidated financial statements refer to transactions with the investment UP!

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

21.              OTHER FINANCIAL ASSETS AND LIABILITIES

	12.31.11	12.31.10
Derivative financial instruments
Cash flow hedge
Assets
Non-deliverable forward (NDF)	21.1	85.4
Currency option contracts	0.3	2.1
Exchange rate contracts (Swap)	1.0	-
	22.4	87.5
Liabilities
Non-deliverable forward (NDF)	(107.8)	-
Currency option contracts	(1.6)	-
Exchange rate contracts (Swap)	(112.6)	(78.3)
	(222.0)	(78.3)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	0.5	11.1
Live cattle option contracts	0.6	-
	1.1	11.1
Liabilities
Non-deliverable forward (NDF)	-	(1.7)
Live cattle option contracts	(0.2)	(0.2)
Exchange rate contracts (Swap)	(48.2)	(0.9)
Dollars future contracts	(0.3)	(1.1)
	(48.7)	(3.9)
Current assets	23.5	98.6
Current liabilities	(270.7)	(82.2)

The collateral given in the transactions presented above are disclosed in note 8.

22.              LEASES

The Company is lessee in several contracts, which can be classified as operating or finance leases.

22.1.          Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, are set forth below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.11
2012	352.3
2013	61.1
2014	40.6
2015	23.4
2016 onwards	44.6
522.0

The payments of lease agreements recognized as expense in the current year amounted to R$250.4 on December 31, 2011 (R$258.4 as of December 31, 2010 and R$178.7 as of December 31, 2009).

22.2.          Financial lease

The Company contracts finance leases for acquisitions mainly of machinery, equipment and vehicles.

During the second semester of 2011, the Company contracted several finance leasing transactions in order to renew its car fleet. As a consequence, the Company recorded financial debt of R$51.3.

The Company controls the leased assets which are set forth below:

	Average annual
	interest rate %	12.31.11	12.31.10
Cost
Machinery and equipment		25.0	19.5
Vehicles		51.5	-
		76.5	19.5

Accumulated depreciation
Machinery and equipment	28.69	(16.0)	(11.3)
Vehicles	13.46	(2.1)	-
		(18.1)	(11.3)
		58.4	8.2

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by IAS 20.

The future minimum payments required are segregated as follows, and were recorded as current and non-current liabilities:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

			12.31.11
	Present value of		Minimum future
	minimum payments	Interest	payments
2012	33.0	3.5	36.5
2013	21.8	2.7	24.5
2014	1.2	0.2	1.4
2015	0.8	0.2	1.0
2016 onwards	0.2	-	0.2
	57.0	6.6	63.6

The terms used in contracts for both modalities, with respect to renewal, adjustment and option to purchase, are market practices. In addition, there are no clauses or contingent payments relating to restrictions on dividends, interest payments on equity or additional debt funding.

23.              SHARE BASED PAYMENT

On March 31, 2010, the shareholders approved the stock option plan for officers of the Company and of its subsidiaries, consisting of two instruments: (i) stock option plan, granted annually to the beneficiary and (ii) additional stock option plan, optional for the beneficiary, who may adhere with part of their profit-sharing money. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established in the general guidelines of the plan and in the applicable legislation, which are disclosed in detail in the Company’s “Reference Form”.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the BM&FBOVESPA, prior to the grant date, updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the remittance of the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the purchase of the shares ranges from 1 to 3 years and will observe the following deadlines from the grant date of the option:

  up to 1/3 of the total options may be exercised after one year;

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

  up to 2/3 of the total options may be exercised after two years; and

  all the options may be exercised after three years.

After the vesting period and within no more than five years from the grant date, the beneficiary will lose the right to the unexercised options.

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

The breakdown of the outstanding granted options is set forth as follow:

Date			Quantity		Price of converted share		Share price
	Beginning of	End of the	Options	Outstanding		Updated
Grant date	the year	year	granted	options	Grant date	IPCA	at 12.31.11
09/27/07 (*)	09/27/10	09/27/12	1,329,980	486,780	37.70	47.56	36.42
05/03/10	02/05/11	02/05/15	1,540,011	1,312,141	21.35	25R.63	36.42
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	25.63	36.42
05/02/11	05/01/12	05/01/16	2,463,525	2,442,125	30.85	31.67	36.42
			5,370,416	4,277,946

(*) Sadia’s stock option plan converted to BRF

The rollforward of the outstanding granted options for the twelve months period ended December 31, 2011, is set forth as follows:

Quantity outstanding options as of December 31, 2009	1,155,752
Granted	1,576,911
Exercised	(79,800)
Canceled	(155,605)
Quantity outstanding options as of December 31, 2010	2,497,258
Granted	2,463,525
Exercised	(391,830)
Canceled	(291,007)
Quantity outstanding options as of December 31, 2011	4,277,946

The weighted average strike prices of the options is R$31.57 (thirty one Brazilian Reais and fifty seven cent), and the weighted average of the remaining contractual term is 43 months on December 31, 2011, 486,780 of the stock options outstanding are exercisable.

On December 31, 2011, the Company presented in shareholders’ equity the fair value of the options in the amount of R$22.4 (R$6.6 as of December 31, 2010 and R$ 3.8 as of December 31, 2009). In the statement of income the amount recognized as expense was R$15.8 (R$4.8 expense reversal as of December 31, 2010 and R$ 4.3 expense reversal from July 8, 2009 to December 31, 2009).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

During the year ended December 31, 2011, the Company’s executives exercised  391,830 shares, with average price of R$27.21 (twenty seven Brazilian Reais and twenty one cents) for the amount of R$10.7. In order to comply with this commitment the Company utilized the treasury shares that had an acquisition cost of R$18.82 (eighteen Brazilian Reais and eighty two cents), a gain in the amount of R$3.3 was recorded as capital reserve.

The fair value of the stock options was measured indirectly using the Black-Scholes pricing model, based on the following assumptions:

	12.31.11	12.31.10
Expected maturity of the option:
Exercise in the 1st year	3.0 years	3.0 years
Exercise in the 2nd year	3.5 years	3.5 years
Exercise in the 3rd year	4.0 years	4.0 years
Risk-free interest rate	6.6%	6.6%
Volatility	41.2%	41.0%
Expected dividends over shares	1.1%	1.1%
Expected inflation rate	4.6%	5.0%

23.1.          Expected period

The expected period is that in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.2.          Risk-free interest rate

The Company uses as a risk-free interest rate the National Treasury Bond (“NTN-B”) available on the date of calculation and with maturity equivalent to the life of the option.

23.3.          Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

23.4.          Expected dividends

The percentage of dividends used was obtained based on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

23.5.          Expected inflation rate

The expected average inflation rate is determined based on estimated IPCA by the Central Bank of Brazil, weighted between the closing date of financial statements and the exercise date of the vested options.

24.              SUPPLEMENTARY RETIREMENT PLAN AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees.

The actuarial assets and liabilities and the effects in the statement of income are presented below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.11		12.31.10		12.31.09
	BFPP	FAF	BFPP	FAF	BFPP	FAF
Reconciliation of assets and liabilities
Present value of actuarial liabilities	(10.3)	(1,377.8)	(9.0)	(1,164.8)	(7.2)	(939.0)
Fair value of assets	10.8	1,897.7	11.2	1,768.9	9.0	1,570.3
Deficit not recognized	(0.6)	(519.9)	(2.2)	(604.1)	(1.8)	(631.3)
Net assets (liabilities)	-	-	-	-	-	-

Transfer of the net actuarial asset (liability)
Net assets (liabilities) of the plan on December 31, 2010	2.2	604.1	1.8	631.3	1.2	570.8
Revenue (expense) recognized in income	0.5	79.9	0.3	82.7	-	37.6
Service cost	-	(28.1)	-	(22.8)	-	(10.6)
Gain (loss) recognized	(2.1)	(136.0)	0.1	(87.1)	0.6	32.5
Net assets of the plan on December 31, 2011	0.6	519.9	2.2	604.1	1.8	630.3

Changes in project benefit obligation
Present value of actuarial obligations on December 31, 2010	(9.1)	(1,164.9)	(7.3)	(939.0)	(5.7)	(904.3)
Interest on actuarial obligations	(1.0)	(116.0)	(0.8)	(108.3)	(0.7)	(52.8)
Service cost	-	(28.1)	-	(22.8)	-	(10.6)
Beneficit paid	0.7	58.7	0.6	54.7	0.6	28.1
Contributions of the sponsor	-	-	-	-	-	(2.7)
Loss actuarial	(0.9)	(127.5)	(1.7)	(149.5)	(1.4)	3.3
Present value of actuarial liabilities on December 31, 2011	(10.3)	(1,377.8)	(9.1)	(1,164.9)	(7.2)	(939.0)

Changes in plan assets
Fair value in plan assets on December 31, 2010	11.2	1,768.9	9.0	1,570.3	6.9	1,475.1
Expected return on plan	1.5	195.9	1.0	191.0	0.7	90.3
Beneficit paid	(0.7)	(58.7)	(0.6)	(54.7)	(0.6)	(28.1)
Contributions of the sponsor	-	-	-	-	-	3.7
Gain (loss) actuarial	(1.2)	(8.4)	1.8	62.4	2.0	29.2
Fair value in plan assets on December 31, 2011	10.8	1,897.7	11.2	1,768.9	9.0	1,570.2

Revenue and expense recognized
Interest cost	(1.0)	(116.0)	(0.7)	(108.3)	(0.7)	(52.8)
Service cost	-	(28.0)	-	(22.8)	-	(10.6)
Expected return on plan assets	1.5	195.9	1.0	191.0	0.7	90.4
Contributions/others	-	-	-	-	-	1.0
	0.5	51.9	0.3	59.9	-	28.0

Revenue and expense
Service cost	-	(32.5)	-	(28.0)	-	(22.8)
Interest cost	(1.0)	(137.7)	(1.0)	(116.0)	-	(108.3)
Expected return on plan assets	1.3	220.1	1.5	195.9	-	191.0
	0.3	49.9	0.5	51.9	-	59.9

Actuarial premises
Economic hypothesis
Discount rate	10.29% p.a.	10.25% p.a.	11.78% p.a.	11.78% p.a.	11.19% p.a.	11.83% p.a.
Projected return on the assets	13.04% p.a.	11.81% p.a.	13.72% p.a.	13.72% p.a.	11.91% p.a.	12.35% p.a.
Inflation rate	4.50% p.a.	4.50% p.a.	5.65% p.a.	5.65% p.a.	4.5% p.a.	5.00% p.a.
Rate of wage growth	0.00% p.a.	6.59% p.a.	0.00% p.a.	0.00% p.a.	0.00% p.a.	6.58% p.a.

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000	AT-1983	AT83
Schedule of mortality of the disabled	RRB-1983	IAPC	RRB-1983	RRB-1983	RRB-1983	IAPC

24.1.          Supplementary retirement plan

24.1.1.     BFPP

Brasil Foods Previdência Privada (“BFPP”), previously denominated as Perdigão Sociedade de Previdência Privada (“PSPP”) was created in April 1997, sponsored by the Company and its subsidiaries.

The purpose of BFPP is the management of supplementary plans of benefits of retirement for the employees of the sponsors. BFPP manages three retirement plans. Plan I and Plan II which is closed to new adhesions, and Plan III, which has been in operation since October 1, 2011.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The plan III was created as result of the association between Sadia and BRF in order to meet the employees who were not participating in any of the previous plan.

In plans I, II and III, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants), and the actuarial calculations are made by independent actuaries, on a yearly basis, according to the rules in force.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$5.4 (R$4.1 as of December 31, 2010) and was recorded as other current assets.

Although the plans offered by BFPP are basically of defined contribution, there is a small portion of defined benefits, as presented in the schedule above. The demographic data of the plan are presented below:

	Plan I	Plan II	Plan III	Plan I	Plan II	Plan I	Plan II
	12.31.11			12.31.10		12.31.09
Number of active participants	1,983	11,193	615	2,344	11,735	2,758	12,604
Number of self-sponsored participants	13	109	-	19	85	96	3
Number of participants in deferred proportional benefit	8	30	-	9	30	48	3
Number of beneficiary participants	51	12	-	50	6	49	2
Contributions of the sponsor	236	8,084	72	276	6,649	3,791	2,234

The composition of the investment portfolios of the BFPP plans is presented below:

			BFPP
	12.31.11		12.31.10		12.31.09
Composition of the fund's portfolio:
Fixed income	160.1	76.5%	133.7	73.7%	112.6	69.7%
Variable income	49.3	23.5%	47.8	26.3%	49.0	30.3%
	209.4	100.0%	181.5	100.0%	161.6	100.0%
Fixed income
Financial treasury bills	20.0	12.5%	25.9	19.3%	26.2	23.3%
National treasury notes	73.7	46.1%	68.1	51.0%	38.0	33.7%
Bank deposit certificate	9.5	5.9%	13.1	9.8%	12.0	10.7%
Interbank deposit certificate	20.7	12.9%	14.5	10.8%	1.6	1.4%
Debentures	8.1	5.1%	9.6	7.2%	3.6	3.2%
Commited transations	4.5	2.8%	1.2	0.9%	30.7	27.3%
National treasury bills	21.7	13.6%	-	-	-	0.0%
Others	1.9	1.1%	1.3	1.0%	0.5	0.4%
	160.1	100.0%	133.7	100.0%	112.6	100.0%
Variable income
Shares	49.2	99.9%	47.8	100.0%	48.9	99.8%
Options	0.1	0.1%	-	-	0.1	0.2%
	49.3	100.0%	47.8	100.0%	49.0	100.0%

The real return on assets of the plans for the year ended December 31, 2011 was 8.98% (5.50% as of December 31, 2010).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.1.2.      FAF

The subsidiary Sadia sponsors a plan of social-security benefits, in the modality of defined benefit, intended for its employees and administered by Attilio Francisco Xavier Fontana Foundation (“FAF”).

The benefit of supplementary retirement is defined as the difference between (i) the benefit salary (updated average of the last 12 updated salaries of participation, capped at 80% of the last participation salary) and (ii) the value of the retirement paid by the official social-security regime. The benefit of supplementation is adjusted on a yearly basis at the INPC.

The actuarial regime adopted is that of capitalization for supplementation of retirements and pensions and simple sharing for the supplementations of sick pay.  The contribution of Sadia is made through a percentage that applies to the payroll of the active participants, according to the cost plan prepared on yearly basis by independent actuaries and approved by the Deliberative Council of FAF.

According to the bylaws of the FAF, the sponsoring company is severally liable for the obligations contracted by the entity with its participants and dependents.

As from January 1, 2003, the wholly-owned subsidiary Sadia started to offer a defined contribution plan for supplementary social security for all the employees admitted by Sadia and its subsidiaries. This plan is managed by a third party entity. The funding of the plan is proportional in relation to the basic monthly contribution (mandatory), whose portion of the subsidiary is equal to that made by the employee according to a scale of contribution based on salary ranges, which vary from 1.5% to 6% of the respective remuneration, in accordance with the ceiling of contribution that is updated every year.

The contributions made by Sadia in the fiscal year ended December 31, 2011, amounted to R$2.8 (R$2.6 as of December 31, 2010 and R$1.4 from July 8, 2009 up to December 31, 2009), on that date the plan had 1,376 participants (1,501 participants as of December 31, 2010 and 1,566 participants as of December 31, 2009).

As demonstrated in the schedules above, the plans of BFPP and of FAF had assets in the fiscal years ended December 31, 2011 and December 31, 2010, however, an asset could only be acknowledged if it is clearly evidenced that such asset could actually reduce the contributions of the sponsor or that it will be reimbursable in the future, based on the actuarial reports of these same year, the Company could not benefit from the surplus of the plans, therefore the assets were not acknowledged in the financial statements.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The demographic data of the plan is set forth below:

		FAF
	12.31.11	12.31.10	12.31.09
Number of active participants	10,781	11,472	12,258
Number of self-sponsored participants	968	869	788
Number of participants in deferred proportional benefit	5	37	-
Number of beneficiary participants	4,714	4,563	1,369
Contributions of the sponsor	1,533	1,255	1,999

The composition of the investment portfolios of the FAF plans are presented below:

			FAF
	12.31.11		12.31.10		12.31.09
Composition of the fund's portfolio:
Fixed income	1,527.7	79.6%	1,415.3	78.6%	1,308.0	80.5%
Variable income	224.5	11.7%	225.8	12.6%	202.0	12.4%
Structured investments	20.3	1.1%	11.6	0.6%	-	0.0%
Real estate	133.6	7.0%	136.3	7.6%	105.0	6.5%
Transactions with participants	11.6	0.6%	10.9	0.6%	9.0	0.6%
	1,917.7	100.0%	1,799.9	100.0%	1,624.0	100%
Fixed income
Brazilian financial treasury bill	-	-	70.0	4.9%	92.0	7.0%
Brazilian treasury notes - Series F	31.5	2.1%	-	-	-	-
Brazilian treasury notes - Series B	730.0	47.6%	611.0	43.2%	542.0	41.4%
Brazilian treasury certificates	47.2	3.1%	61.7	4.4%	76.0	5.8%
Financial bill	65.6	4.3%	36.0	2.5%	-	-
Time deposits	30.0	2.0%	10.0	0.7%	-	-
Investment funds	43.6	2.9%	13.5	1.0%	10.0	0.8%
Exclusive fund	579.8	38.0%	613.1	43.3%	588.0	45.0%
	1,527.7	100.0%	1,415.3	100.0%	1,308.0	100%
Variable income
Shares	82.6	36.8%	61.9	27.4%	51.0	25.2%
Investment funds	9.4	4.2%	10.0	4.4%	-	-
Exclusive fund	132.5	59.0%	153.9	68.2%	151.0	74.8%
	224.5	100.0%	225.8	100.0%	202.0	100%
Structured investments
Investment funds	16.9	83.1%	10.2	87.8%	-	-
Exclusive fund	3.4	16.9%	1.4	12.2%	-	-
	20.3	100.0%	11.6	100.0%	-	-
Real estate
For own use	-	-	1.9	1.5%	1.0	1.0%
Leased to sponsors	85.9	64.2%	125.7	92.2%	94.0	90.4%
Leased to others	8.1	6.1%	5.2	3.8%	2.0	1.9%
Rights on the sale of properties	39.6	29.7%	3.5	2.5%	7.0	6.7%
	133.6	100.0%	136.3	100.0%	104.0	100%
Transactions with participants
Simple loan	11.6	100.0%	10.8	100.0%	9.0	100.0%
	11.6	100.0%	10.8	100.0%	9.0	100.0%

The real return on assets of the plans in the fiscal year ended December 31, 2011 was 5.16% (6.67% as of December 31, 2010).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.2.          Other benefits

The transfers of the assets and actuarial liabilities related to other benefits, prepared according to the actuarial report, are presented below:

	12.31.11
	Award for
	length of
	service	Medical plan	FGTS penalty	Others
Reconciliation of assets and liabilities
Present value of actuarial obligations	(33,1)	(85,1)	(113,4)	(34,4)
Liability net	(33,1)	(85,1)	(113,4)	(34,4)

Transfer of the net actuarial liability
Net liability of the plan on December 31, 2010	(47,4)	(67,2)	(137,9)	(22,0)
Expense acknowledged in the income	(4,6)	(6,7)	(13,7)	(2,2)
Service cost	(5,0)	(2,6)	(12,1)	(1,5)
Change in policy (*)	(13,2)	-	-	-
Contributions of the sponsor	9,4	1,5	2,3	3,9
Gain (loss) through DRA	27,7	(10,1)	48,0	(12,6)
Net liability of the plan on December 31, 2011	(33,1)	(85,1)	(113,4)	(34,4)

Changes in project benefit obligation
Present value of actuarial obligations on December 31, 2010	(47,4)	(67,2)	(137,9)	(22,0)
Interest on actuarial obligations	(4,6)	(6,7)	(13,7)	(2,2)
Service cost	(5,0)	(2,6)	(12,1)	(1,4)
Beneficit paid	9,4	1,5	2,3	3,9
Change in policy (*)	(13,2)	-	-	-
Gain (loss) actuarial	27,7	(10,1)	48,0	(12,6)
Present value of actuarial obligations on December 31, 2011	(33,1)	(85,1)	(113,4)	(34,4)

Changes in plan assets
Beneficit paid	(9,4)	(1,6)	(2,3)	(3,9)
Contributions of the sponsor	9,4	1,6	2,3	3,9
Fair value in plan assets on December 31, 2011	-	-	-	-

Revenue and expense realized
Interest cost	(4,6)	(6,8)	(13,7)	(2,2)
Service cost	(5,0)	(2,6)	(12,1)	(1,4)
	(9,6)	(9,4)	(25,8)	(3,6)

Revenue and expense
Service cost	(1,9)	(3,7)	(6,4)	(1,9)
Interest cost	(2,9)	(8,6)	(11,5)	(3,2)
	(4,8)	(12,3)	(17,9)	(5,1)

Actuarial premises
Economic hypothesis
Discount rate	10.25% p.a.	10.25% p.a.	10.25% p.a.	10.25% p.a.
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.50% p.a.	4.50% p.a.	4.50% p.a.	4.50% p.a.
Rate of wage growth	6.59% p.a.	6.59% p.a.	6.59% p.a.	6.59% p.a.

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	IAPC	IAPC	IAPC	IAPC

(*) See note 24.2.3.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.10
	Award for
	length of		FGTS
	service	Medical plan	penalty	Others
Reconciliation of assets and liabilities
Present value of actuarial obligations	(47.4)	(67.2)	(137.9)	(22.0)
Liability net	(47.4)	(67.2)	(137.9)	(22.0)

Transfer of the net actuarial liability
Net liability of the plan on December 31, 2009	(40.9)	(56.9)	(129.4)	(22.5)
Expense acknowledged in the income	(4.7)	(6.5)	(14.4)	(2.4)
Service cost	(4.4)	(2.4)	(12.1)	(1.4)
Beneficit paid	-	-	1.8	-
Contributions of the sponsor	4.0	1.5	4.3	6.6
Gain (loss) through DRA	(1.4)	(2.9)	11.9	(2.3)
Net liability of the plan on December 31, 2010	(47.4)	(67.2)	(137.9)	(22.0)

Changes in project benefit obligation
Present value of actuarial obligations on December 31, 2009	(40.9)	(56.9)	(129.4)	(22.5)
Interest on actuarial obligations	(4.6)	(6.5)	(14.4)	(2.4)
Service cost	(4.4)	(2.4)	(12.1)	(1.4)
Beneficit paid	4.0	1.5	6.1	6.6
Gain (loss) actuarial	(1.4)	(2.9)	11.9	(2.3)
Present value of actuarial obligations on December 31, 2010	(47.4)	(67.2)	(137.9)	(22.0)

Changes in plan assets
Beneficit paid	(4.0)	(1.5)	(4.3)	(6.6)
Contributions of the sponsor	4.0	1.5	4.3	6.6
Fair value in plan assets on December 31, 2010	-	-	-	-

Revenue and expense realized
Interest cost	(4.6)	(6.5)	(14.4)	(2.5)
Gain (loss) actuarial	(1.1)	-	-	-
Service cost	(4.7)	(2.4)	(12.1)	(1.3)
	(10.4)	(8.9)	(26.5)	(3.8)

Revenue and expense
Service cost	(3.0)	(1.3)	(6.3)	(1.4)
Interest cost	(3.1)	(4.3)	(6.6)	(2.2)
	(6.1)	(5.6)	(12.9)	(3.6)

Actuarial premises
Economic hypothesis
Discount rate	10.24 % p.a.	10.24 % p.a.	10.24 % p.a.	10.24 % p.a.
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
Rate of wage growth	6.08% p.a.	0.00% p.a.	6.08% p.a.	6.08% p.a.

Demographic hypotheses
Mortality schedule	N/A	N/A	N/A	N/A
Schedule of mortality of the disabled	N/A	N/A	N/A	N/A

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.09
	Award for length of service	Medical plan	FGTS penalty	Others
Reconciliation of assets and liabilities
Present value of actuarial obligations	(41.0)	(56.8)	(129.3)	(22.6)
Fair value of the assets	(1.1)	-	-	-
(Liability)/net asset	(42.1)	(56.8)	(129.3)	(22.6)

Transfer of the net actuarial asset (liability)
Net asset (liability) of the plan on January 1, 2009	(36.6)	(58.3)	(107.5)	(21.0)
Revenue (expense) acknowledged in the income	(2.9)	(4.5)	(9.7)	(1.2)
Cost of service	(2.7)	(1.8)	(7.6)	(0.6)
Benefits paid	1.1	-	-	-
Contributions of the sponsor	1.4	1.2	4.6	11.7
Gain (loss) acknowledged via DRA	(2.4)	6.6	(9.1)	(11.5)
Net asset (liability) of the plan on December 31, 2009	(42.1)	(56.8)	(129.3)	(22.6)

Transfer of actuarial obligations
Present value of actuarial obligations on January 1, 2009	(36.6)	(58.3)	(107.5)	(21.0)
Interest on actuarial obligations	(2.9)	(4.5)	(9.7)	(1.2)
Cost of service	(2.7)	(1.8)	(7.6)	(0.6)
Benefits paid	2.5	1.2	4.6	4.0
Contributions of the sponsor	-	-	-	7.7
Actuarial gain (loss)	(1.3)	6.6	(9.1)	(11.5)
Present value of actuarial obligations on December 31, 200	(41.0)	(56.8)	(129.3)	(22.6)

Transfer of the assets of the plan
Benefits paid	(1.4)	(1.2)	(4.6)	(4.0)
Contributions of the sponsor	1.4	1.2	4.6	4.0
Actuarial gain (loss)	(1.1)	-	-	-
Fair value of the assets of the plan on December 31, 2009	(1.1)	-	-	-

Expenses and revenues realized
Cost of interest	(2.9)	(4.5)	(9.7)	(1.2)
Actuarial gain (loss)	(0.3)	-	-	-
Cost of service	(3.6)	(1.8)	(7.6)	(0.6)
Contributions/others	(3.1)	-	-	7.8
Total	(9.9)	(6.3)	(17.3)	6.0

Projected expenses and revenues
Cost of service	(2.7)	(1.2)	(5.5)	(1.4)
Cost of interest	(3.2)	(4.3)	(6.3)	(2.5)
Total	(5.9)	(5.5)	(11.8)	(3.9)

Actuarial premises
Economic hypothesis
Discount rate	-	11.83% p.a.	11.83% p.a.	11.83% p.a.
Projected return on the assets	-	N/A	N/A	N/A
Inflation rate	-	5.00% p.a.	5.00% p.a.	5.00% p.a.
Rate of salary growth	-	N/A	7.00% p.a.	7.00% p.a.

Demographic hypotheses
Mortality schedule	-	AT83	AT83	AT83
Schedule of mortality of the disabled	-	IAPC	N/A	N/A

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.2.1.     Medical Plan

The Company registered the obligations resulting from Law No. 9,656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force, provided that they assume full payment.

If there was a variation of 1% in the tendency of evolution of the expenses with Health Care Costs Trend (“HCCT”), the corresponding liability would suffer the following impacts:

	12.31.11
	1%	(1%)
Variation of the actuarial obligation	16.7	13.1

24.2.2.     F.G.T.S. fine at the time of retirement of the employee

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees, and so by means of actuarial calculation and based on the practices of discharge that the Company acknowledged the related liability.

24.2.3.      Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered, the actuarial liability resulting from that practice was recorded in the balance sheet. During 2011, the parent company changed the awards from gifts to cash.

24.2.4.     Severance pay

The executive offices discharged on the initiative of the Company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 salary in force at the time of discharge, for each year or fraction of year worked for the Company.

The grant of this benefit is subject to an assessment of the career, performance and length of service of the beneficiary, actuarial liability resulting from that practice was recorded in the balance sheet.

By decision of the Company's Management, this benefit will be discontinued starting in 2012, new employees are not eligible, keeping only the benefit for current employees.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.2.5.     Retirement compensation

On retirement, managers with executive position in addition to the legal funds are unreadable to additional compensation of 0.5 prevailing wage at the time of retirement for each year worked.

The granting of this benefit is subject to an assessment of his career, performance and length of service of the beneficiary, the actuarial liability resulting from this practice was recorded on the balance sheet.

The expenses incurred with all the benefits presented above were acknowledged in the statement of income in the item other operating revenues (expenses) and include:  interest paid, actuarial gain (loss), cost of the service and revenue expected from the asset of the plan.

The actuarial gains and losses recognized in other comprehensive results are set forth below:

	12.31.11	12.31.10	12.31.09
At the beginning of the year	(39.9)	(23.1)	-
Rollforward	28.0	(16.8)	(23.1)
At the end of the year	(11.9)	(39.9)	(23.1)

25.              PROVISION FOR TAX, CIVIL AND LABOR

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings fairly reflect the probable losses as determined by the Company’s Management, based on legal advice and reasonably reflect the estimated and probable losses.

In cases where the Company is involved in judicial proceedings for which the amount is not known or cannot be reasonably estimated, but the probability of losses is probable, the amount will not be recorded, however, its nature will be disclosed.

The Company’s Management believes that its provisions for tax, civil and labor contingencies, accounted for according to IAS 37, is sufficient to cover eventual losses related to its legal proceedings, as presented below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

25.1.          Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor is summarized below:

					Price index	Business
	12.31.10	Additions	Reversals	Payments	update	combination (1)	12.31.11
Tax	209.5	82.0	(47.7)	(22.9)	10.6	-	231.5
Labor	110.2	111.5	(52.6)	(80.1)	14.9	1.5	105.4
Civil, commercial and other	96.9	17.6	(31.9)	(41.7)	4.1	-	45.0
Contingent liabilities	630.3	-	-	(58.5)	-	-	571.8
	1,046.9	211.1	(132.2)	(203.2)	29.6	1.5	953.7

Current	65.1						118.5
Non-current	981.8						835.2

(1)     Business combination with Avex and Dánica group on October 3, 2011.

25.1.1.      Tax

The consolidated tax contingencies classified as probable losses involve the following main legal proceedings:

Income tax and social contribution: the Company recorded a provision of R$26.0 (R$23.2 as of December 31, 2010) being: (i) R$16.7 (R$15.3 as of December 31, 2010) related to a tax assessment notice challenging one of its subsidiaries; (ii) R$7.4 related to the disallowance of claims from a subsidiary acquired in 2008 from the Tax Recovery Program (“REFIS”); and (iii) R$1.9 (R$7.9 as of December 31, 2010) related to other lawsuits.

ICMS: the Company is involved in administrative and judicial tax disputes associated to the register and/or maintenance of ICMS tax credits on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$79.0 (R$66.8 as of December 31, 2010).

PIS and COFINS: the Company is involved in an administrative proceeding regarding the utilization of tax credits to offset federal taxes, in the amount of R$66.3 (R$34.2 as of December 31, 2010).

Other tax contingencies: the Company recorded other provisions for lawsuits related to the payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), as well as to tax debts arising from differences of accessory obligations, duties, payment of legal fees and others, in a total amount of R$56.2 (R$41.3 as of December 31, 2010).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

25.1.2.     Labor

The Company is a defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal advisors, the provision is sufficient to cover probable losses.

25.1.3.      Civil, commercial and others

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The legal actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

25.2.          Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, commercial, labor and social security contingencies, for which losses have been assessed as possible.

25.2.1.      Tax

The tax contingencies which the probability of losses were classified as possible amounted to R$5,295.0 (R$3,523.7 as of December 31, 2010), from which R$565.9 (R$578.5 as of December 31, 2010) were recorded and are relate to the corresponding estimated fair value of contingent liabilities resulting from the business combination with Sadia, according to paragraph 23 of IFRS 3.

The most relevant tax cases for which the risk of losses is classified as possible are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries established abroad, in a total amount of R$365.8 (R$164.8 as of December 31, 2010). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad are presented in note 14.3.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Income Tax and Social Contribution: The Company is involved in administrative disputes associated to the use of tax losses, refunds and offset of income tax and social contribution taxes credits against other federal taxes, including credits generated by the Plano Verão legal dispute, in a total amount of R$222.5 (R$114.7 as of December 31, 2010). The increase in 2011, relates to new cases as well as to price index.

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by the origin States (“guerra fiscal”) in a total amount of R$1,331.6 (R$1,057.3 as of December 31, 2010); (ii) maintenance of ICMS tax credits on the acquisition of essential products with a reduced tax burden (“cesta básica”) in a total amount of R$493.9 (R$388.9 as of December 31, 2010); (iii) register of ICMS tax deemed credits in a total amount of R$86.2 (R$10.8 as of December 31, 2010); and (iv) R$563.5 (R$565.0 as of December 31, 2010) related to other lawsuits.

IPI: The Company discusses administratively the non-ratification of compensation of IPI credits resulting from the purchases of goods not taxed, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS in the amount of R$125.0 (R$55.0 as of December, 2010).

IPI Premium Credits: The wholly-owned subsidiary Sadia is involved in a judicial dispute related to the alleged undue offset of IPI Premium Credits against other federal taxes in a total amount of R$399.7 (R$387.3 as of December 31, 2010). The Company recorded these credits based on a final judicial decision.

PIS and COFINS: The Company is involved in administrative proceedings regarding the offset of credits against other federal taxes, in the amount of R$582.9 (R$390.0 as of December 31, 2010). The increase in 2011, relates to new cases as well as to price index.

Normative Instruction 86: The Company was assessed by the Brazilian Internal Revenue Service for a total amount of R$158.2 related to an isolated fine as a result of alleged non-compliance and delivery of 2003-2005 magnetic files to the tax authorities.

Social Security Taxes: The Company is involved in disputes related to social security taxes allegedly due on payments to service providers as well as jointly responsible with civil construction service providers and others in a total amount of R$185.3 (R$165.1 as of December 31, 2010).

Other Contingencies: The Company is involved in other tax contingencies including rural activity, transfer price, social contribution tax basis and several other, totaling R$151.0 (R$158.5 as of December 31, 2010).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Additionally, the Company’s Management judged it necessary to disclose information related to the lawsuit in which it was included as co-responsible in an obligation from Huaine Participações Ltda (former holding company of Perdigão). In this lawsuit, it is being discussed the inclusion of the Company in the liability from the tax foreclosure in the amount of R$572.2. On February 16, 2012, the Company received a favorable decision from the Superior Court, in which it determined the matter to be judged again by the lower court. The Company’s legal advisors classified the risk of losses as remote.

25.2.2.      Civil lawsuits

As of December 31, 2011, the wholly-owned subsidiary Sadia has other civil contingencies in the amount of R$129.8 (R$70.6 as of December 31, 2010).

The subsidiary Sadia and some of its current and former executives were named as defendants in five class actions suits arising from investors of American Depositary Receipts (“ADRs”) issued by Sadia and acquired in the period from April 30, 2008 to September 26, 2008 (Class Period). These claims were filed in the Southern District of New York federal court in the United States of America, seeking remediation in accordance with U.S. Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts entered during the Class Period. By order of the U.S. court, the five class actions suits were consolidated into a single case (Class Action) on behalf of the Sadia’s investors group. During the second semester of 2011, the Company reached a final agreement with the plaintiffs homologated by the U.S. judicial authority and as a consequence settled the case with a payment of US$27.0. The Company’s recorded provision was superior to the amount of the settlement; therefore, a reversal in the amount of R$118.7 was recorded in the other operating income. The Company understands that the likelihood of having new lawsuits related to this Class Action is remote.

26.              SHAREHOLDERS’ EQUITY

26.1.          Capital stock

On December 31, 2011, 2010 and 2009, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the public offering expenses in the amount of R$92.9.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

26.2.          Breakdown of capital stock

	12.31.11	12.31.10	12.31.09
Common shares	872,473,246	872,473,246	872,473,246
Treasury shares	(3,019,442)	(781,172)	(2,452,180)
Outstanding shares	869,453,804	871,692,074	870,021,066

26.3.          Rollforward of outstanding shares

	Quantity outstanding of shares
	12.31.11	12.31.10	12.31.09
Shares at the beginning of the year	871,692,074	870,021,066	206,958,103
Issuance for shares exchange	-	-	97,028,520
Issuance for fund-raising	-	-	132,250,000
Split of shares	-	-	436,236,623
Purchase of share (treasury)	(2,630,100)	-	(2,452,180)
Sale of shares (share based payment)	391,830	1,671,008	-
Shares at the end of the year	869,453,804	871,692,074	870,021,066

26.4.          Shareholders’ remuneration

	12.31.11	12.31.10	12.31.09
Net income	1,367.4	804.1	96.2
Legal reserve (5%)	(68.4)	(40.2)	(4.8)
Dividends calculation base	1,299.0	763.9	91.4
Shareholders' remunaration in the form of interest on shareholders' equity:
Paid on August 29, 2011 (net income tax in the amount of R$24.9)	267.4	-	-
Paid on February 15, 2012 (net income tax in the amount of R$29.2)	310.2	-	-
Paid concerning the financial year 2010 (net income tax in the amount of R$17.6)	-	244.9	-
Paid concerning the financial year 2009 (net income tax in the amount of R$8.5)	-	-	91.4
Total shareholders' equity	577.6	244.9	91.4
Percentage of calculation base	44.46%	32.06%	100.00%
Dividends paid per share	0.72705	0.30166	0.22999

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.5.          Profit distribution

	Limit on	Income appropriation			Reserve balances
	capital %	12.31.11	12.31.10	12.31.09	12.31.11	12.31.10	12.31.09
Adjustment to CPCs/IFRS	-	-	186.1	26.8	-	-	-
Gain actuarial FAF	-	39.6	18.5	-	-	-	-
Interest on shareholders' equity	-	632.1	262.5	100.0	-	-	-
Legal reserve	20	68.4	40.2	4.8	179.6	111.2	71
Capital increase reserve	20	265.6	119.9	-	545.7	280.2	160.2
Reserve for expansion	80	305.3	176.9	(8.6)	978.6	673.3	496.4
Reserve for tax incentives	-	56.4	-	-	56.5	-	-
		1,367.4	804.1	123.0	1,760.4	1,064.7	727.6

Legal reserve: Five percent (5%) of net income raised in each fiscal year as specified in article 193 of Law No 6,404/76, modified by Law No 11,638/07, which shall not exceed twenty percent (20%) of the capital stock.

Reserve for capital increase: Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock.

Reserve for expansion: up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the capital stock.

Reserve for tax incentives: constituted as specified in article 195-A of the Law No 6,404/76, modified by Law No 11,638/07, based on the value of donations on government grants for investment.

26.6.          Treasury shares

During the year ended December 31, 2011, as authorized by the Board of Directors, the Company acquired 2,630,100 of its own shares at a cost of R$72.0. The repurchase program was approved to acquire up to 4,068,336 common shares, without par value, with the purpose to be held in treasury for eventual compliance with the provisions in the stock option plans. Therefore, on December 31, 2011, the Company has 3,019,442 shares in treasury, at a average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share with a market value of R$110.0.

26.7.          Breakdown of the capital by owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Audit Committee of the Company is presented below (not audited):

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.11		12.31.10		12.31.09
Shareholders	Quantity	%	Quantity	%	Quantity	%
Main shareholders
Shareholders' that take part in the voting agreement	240,061,726	27.52	244,567,498	28.03	246,131,222	28.21
Tarpon	69,988,490	8.02	61,106,290	7.00
Fundo Bird	-	-	-	-	30,031,734	3.44
Management
Board of directors	9,721,600	1.11	14,313,032	1.64	14,301,584	1.64
Executives	100,932	0.01	646	-	646	-
Treasury shares	3,019,442	0.35	781,172	0.09	2,452,180	0.28
Other	549,581,056	62.99	551,704,608	63.24	579,555,880	66.43
	872,473,246	100.00	872,473,246	100.00	872,473,246	100.00

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock is presented below:

	12.31.11		12.31.10		12.31.09
Shareholders	Quantity	%	Quantity	%	Quantity	%
Caixa de Previd. dos Func. Do Banco do Brasil (1)	111,364,918	12.76	110,846,320	12.70	119,087,140	13.65
Fundação Petrobrás de Seguridade Social - Petros (1)	89,866,382	10.30	87,560,126	10.04	79,694,726	9.13
Fundação Sistel de Seguridade Social (1)	11,725,832	1.34	13,127,812	1.50	13,317,982	1.53
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	23,629,690	2.71	25,828,036	2.96	25,998,170	2.98
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40	7,205,204	0.84	8,033,204	0.92
Fundo Bird (3)					30,031,734	3.44
Tarpon	69,988,490	8.02	61,106,290	7.00	-	-
	310,050,216	35.53	305,673,788	35.04	276,162,956	31.65
Other	562,423,030	64.47	566,799,458	64.96	596,310,290	68.35
	872,473,246	100.00	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.

(2) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

27.              GOVERNMENT GRANTS

27.1.          Grants related to assets

On November 18, 2008, the subsidiary Sadia received land as a donation that is located in the State of Pernambuco. The fair value on that date corresponded to   R$4.2. The donation was subject to the construction of a manufacturing facility , generating jobs and economic and social development in the region.

Pursuant to the requirements from IAS 20, the fair value of the land, obtained from a local specialist broker, was recorded in the non-current assets with a corresponding entry in the non-current liabilities.

The value attributed to the land is being recognized proportionally in the statement of income based on the depreciation of the manufacturing facility. As of December 31, 2011, the amount of depreciation recognized totaled R$0.2 (R$0.1 as of December 31, 2010).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.2.          Grants related to income through tax benefits

The Company has tax benefits related to ICMS for investments granted by states governments of Goiás, Pernambuco, Mato Grosso and Bahia.  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states, being accounted for as a reserve for tax incentives in the shareholders’ equity.

On December 31, 2011, this incentive totaled R$97.4, from which R$49.1 was recorded as a reserve for tax incentives. The remaining amount of R$48.3 was recorded in the wholly-owned subsidiary Sadia and utilized to absorb the accumulated losses, and therefore it is not part of the balance of the reserve for tax incentives, in accordance with the current tax legislation. These incentives were not utilized in the 2010 fiscal year.

The total amount of these tax benefits is related to the following state programs:

•          State of Bahia Industrial and Economic Integration Development Program (“DESENVOLVE”): this program aims to promote and diversify the industrial and agricultural activity, with the formation of high density industrial areas in the economic regions and integration of productive chains that are essential to the economic and social development as well as job and income generation in the state. The total amount of incentive recognized in the statement of income was R$3.9.

•          State of Pernambuco Development Program (“PRODEPE”): this program intends to attract and promote investments in industrial activity and wholesale trade of Pernambuco, by granting tax and financial incentives, becoming effective in accordance to the current legislation. The total amount of this incentive was R$42.5.

•          State of Mato Grosso Industrial and Commercial Development Program (“PRODEIC”): the program has purpose of leveraging the development of economic activities defined as strategic and designated to the priority production of goods and services in the State, considering social and environmental aspects, in order to improve the Human Development Index (“IDH”) and the social welfare. The total amount of this incentive was R$32.8.

•          State of Goiás Participation and Development for Industrialization Fund (“FOMENTAR”): this program intends to stimulate the implementation and expansion of industrial enterprises that promote the industrial development in the State. The total amount of this incentive was R$18.2.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.3.          Grants related to government assistance

The Company recognized the benefits from the Special Credit for Investments (“CEI”) granted by the State of Goiás, applied to the implementation of an agro-industrial complex for heavy poultry meat, proportional to the execution of the correspondent project. This special credit, which totaled R$7.4 on December 31, 2011 (R$9.2 on December 31, 2010), refers to 40% of the total estimated amount of fixed investments that were made by the Company.

28.              EARNING PER SHARE

	12.31.11	12.31.10	12.31.09
Basic numerator:
Net income for the period attributable to BRF shareholders	1,367.4	804.1	123.0

Basic denominator:
Shares of common stock	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares basic (except treasury
shares)	870,507,468	870,887,093	604,119,958
Earnings per share - basic - R$	1.5708	0.9233	0.2036

	12.31.11	12.31.10	12.31.09
Diluted numerator:
Net income for the period attributable to BRF shareholders	1,367.4	804.1	123.0

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury
shares)	870,507,468	870,887,093	604,119,958
Number of potential shares (stock options)	38,768	2,078,063	2,025,071
Weighted average number of outstanding shares - diluted	870,546,236	872,965,156	606,145,029
Earnings per share - diluted - R$	1.5707	0.9211	0.2029

On December 31, 2011, from the total of 4,277,946 outstanding options, 2,928,905 (658,340 as of December 31, 2010 and 1,155,752 as of December 31, 2009) were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect was anti-diluted.

29.              RELATED PARTIES

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loans agreed on normal conditions of market for similar transactions, based on contract.

The Company entered into loan agreements with Instituto Perdigão de Sustentabilidade. On December 31, 2011, the total receivable is R$6.6 (R$5.9 as of December 31, 2010), being remunerated to interest rate of 12% p.a.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 15, 2011, the Company forgave the outstanding loan with Instituto Sadia de Sustentabilidade in the amount of R$44.1, as approved by the Board of Directors on this date.

The Company entered into loan agreements with its subsidiaries. Below is a summary of the balances and rates charged for the transactions in excess of R$10.0 on the date of closing of these consolidated financial statements:

Counterparty		Balance
Creditor	Debtor	12.31.11	Interest rate
BFF International Ltd.	Perdigão International Ltd.	805.8	1.8% p.a. - US$
BFF International Ltd.	Wellax Food Comércio	548.1	8.0% p.a. - US$
Crossban Holdings GmbH	Sadia GmbH	18.9	3.0% p.a. + ER - US$
Crossban Holdings GmbH	Plusfood Holland B.V.	90.5	3.0% p.a. - EUR
Plusfood Holland B.V.	Plusfood Groep B.V.	70.9	3.0% p.a. - EUR
Plusfood Groep B.V.	Plusfood Wrexham	13.8	3.0% p.a. + ER - GBP
Plusfood Groep B.V.	Plusfood B.V.	55.0	3.0% p.a. - EUR
Sadia GmbH	BRF Foods LLC	26.7	7.0% p.a. + ER - US$

29.1.          Other Related Parties

The Company entered into an operating lease agreement with FAF. The amount of rent paid as of December 31, 2011, was R$11.5 (R$12.1 as of December 31, 2010 and R$12.7 as of December 31, 2009).

29.2.          Granted guarantees

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated upon consolidation and refer to commercial and/or financial transactions.

29.3.          Management remuneration

The key management personnel include the directors and officers, members of the executive committee and the chief of internal audit. On December 31, 2011, there were 27 professionals (41 professionals as of December 31, 2010 and 67 professionals as of December 31, 2009).

The total remuneration and benefits paid to these professionals are demonstrated below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.11	12.31.10	12.31.09
Salary and profit sharing	37.1	41.0	32.8
Short term benefits of employees (a)	1.5	1.5	1.3
Post-employment benefits	1.1	0.2	0.5
Termination benefits	2.1	3.2	8.8
Stock-based payment	5.7	1.2	-
	47.5	47.1	43.4

(a) Includes:  Medical assistance, educational expenses and others.

The value of the profit sharing in the results paid to each director in any period is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend. The members of the Board of Directors and Fiscal Council have no employment connection with the Company and do not provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

30.              SALES REVENUE

	12.31.11	12.31.10	12.31.09
Gross sales
Domestic sales	14,299.5	12,628.2	8,254.9
Foreign sales	10,363.7	9,229.5	6,727.9
Dairy products	2,999.2	2,731.7	2,558.8
Food service	1,698.3	1,444.0	826.0
	29,360.7	26,033.4	18,367.7
Sales deductions			-
Domestic sales	(2,669.5)	(2,450.8)	(1,647.7)
Foreign sales	(270.5)	(244.3)	(214.2)
Dairy products	(460.5)	(420.3)	(397.6)
Food service	(253.9)	(236.8)	(202.5)
	(3,654.4)	(3,352.2)	(2,461.9)
Net sales			-
Domestic sales	11,630.0	10,177.4	6,607.2
Foreign sales	10,093.1	8,985.2	6,513.8
Dairy products	2,538.8	2,311.5	2,161.3
Food service	1,444.3	1,207.2	623.6
	25,706.2	22,681.3	15,905.8

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

31.              RESEARCH AND DEVELOPMENT COSTS

Consists of expenditures on internal research and development of new products, recognized when incurred in the consolidated statement of income. The total expenditure of research and development in the fiscal year ended December 31, 2011, is R$24.2 (R$20.7 as of December 31, 2010 and R$17.4 as of December 31, 2009).

32.              EXPENSES WITH EMPLOYEE’S REMUNERATION

	12.31.11	12.31.10	12.31.09
Salaries and social charges	2,630.1	2,221.8	2014.8
Social security cost	610.9	532.3	491.5
Government severance indemnity fund for employees, guarantee fund for
length of service	170.0	148.1	137.1
Medical assistance and outpacient care	100.7	125.2	115.5
Retirement supplementary plan	13.0	12.6	12.5
Employees profit sharing	219.5	128.7	40.4
Other benefits	437.6	354.6	321.1
Provision for contingencies	41.6	85.9	22.5
	4,223.4	3,609.2	3,155.4

33.              OTHER OPERATING INCOME (EXPENSES), NET

	12.31.11	12.31.10	12.31.09
Income
Gain from the disposal of property, plant and equipment	23.2	-	24.4
Gain from the disposal of investments	0.1	-	60.6
Insurance indemnity	46.9	9.0	141.8
Employees	51.9	31.9	-
Recovery of expenses	84.9	35.3	-
Provision reversal (a)	118.7	-	-
Scrap sales	5.3	19.9	-
Other	12.1	11.4	16.4
	343.1	107.5	243.2
Expenses
Net gain (loss) from the disposal of property, plant and equipment	-	(26.3)	4.9
Idleness costs	(102.7)	(144.3)	(133.9)
Insurance claims costs	(56.8)	(8.5)	(185.6)
Employees profit sharing	(219.5)	(128.7)	(66.4)
Stock options plan	(15.8)	(4.8)	-
Management profit sharing	(15.9)	(9.1)	-
Canceled projects	-	(3.1)	(11.1)
Contractual agreements	(9.8)	(26.5)	(11.5)
Other employees benefits	(26.9)	(46.0)	(14.7)
Provision for tax and labor risks	(216.7)	(73.9)	(74.0)
Provision for civil risks	(18.0)	-	-
Other operating expenses, net	(63.7)	(30.2)	(53.7)
	(745.8)	(501.4)	(546.0)
	(402.7)	(393.9)	(302.8)

(a) See note 25, item 25.2.2, Contingency settled in the current year.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

34.              FINANCIAL INCOME (EXPENSES), NET

	12.31.11	12.31.10	12.31.09
Financial income
Interest on marketable securities	37.1	16.6	27.5
Exchange rate variation on marketable securities	18.7	31.3	42.9
Interests on other assets	49.8	52.5	34.4
Exchange rate variation on other assets	50.5	62.0	56.0
Interests on financial assets classified as:	143.3	164.5	170.1
Available for sale	54.0	32.1	33.9
Held for trading	72.9	112.1	133.5
Held to maturity	16.4	20.3	2.7
Gains from derivative transactions	-	24.5	19.5
Interest income on loans to related parties	-	-	1.7
Gains from the translation of foreign investments	431.7	64.0	41.0
Adjustment to present value	5.2	85.7	34.6
Exchange rate variation on loans and financing	16.4	70.8	585.3
Exchange rate variation on other liabilities	46.1	218.8	451.5
Financial income from the acquisition of raw materials	-	3.8	12.6
Amortization of fair value of other	-	23.2	21.3
Other	47.0	62.5	26.7
	845.8	880.2	1,525.1
Financial expenses
Interest on loans and financing	(456.8)	(509.8)	(447.8)
Exchange rate variation on loans and financing	(14.9)	(127.4)	(93.6)
Interest on liabilities	(18.5)	(25.7)	(19.9)
Exchange rate variation on liabilities	(453.9)	(155.9)	321.2
Financial expenses from the acquisition of raw materials	(6.4)	(27.5)	(21.5)
Losses from derivative transaction	(82.5)	(83.2)	(315.6)
Losses from the translation of foreign investments	(219.8)	(160.2)	(298.9)
Adjustment to present value	(2.9)	(110.2)	(34.9)
Exchange rate variation on marketable securities	-	(37.6)	(21.6)
Exchange rate variation on other assets	-	(50.8)	(196.2)
Other	(69.6)	(74.9)	(133.8)
	(1,325.3)	(1,363.3)	(1,262.6)
	(479.5)	(483.1)	262.5

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

35.              STATEMENT OF INCOME BY NATURE

The Company has chosen to disclosure its statement of income by function and thus presents below the details by nature:

	12.31.11	12.31.10	12.31.09
Costs of sales
Costs of goods	13,916.8	12,392.6	9,089.0
Depreciation	794.4	616.0	395.5
Amortization	5.8	17.5	10.5
Salaries and employees benefits	2,642.4	2,162.9	1,614.4
Other	1,687.6	1,762.2	1,619.5
	19,047.0	16,951.2	12,728.9
Selling expenses
Depreciation	26.2	21.0	9.4
Amortization	6.1	17.0	0.1
Salaries and employees benefits	854.1	703.7	464.0
Other	2,951.1	2,781.4	2,103.6
	3,837.5	3,523.1	2,577.1
General and administrative expenses
Depreciation	11.5	3.4	9.0
Amortization	16.1	6.9	1.1
Salaries and employees benefits	251.1	139.5	124.4
Other	148.2	183.1	87.7
	426.9	332.9	222.2

36.              INSURANCE COVERAGE

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not audited by our independent auditors.

			12.31.11
			Unaudited
		Insured	Amount of
Assets covered	Coverage	amounts	coverage
	Fire, lightning, explosion, windstorm, deterioration of
	refrigerated products, breakdown of machinery, loss
Inventories and property, plant and equipment	of profit and other	22,282.3	600.0
National transport	Road risk and civil liability of cargo carrier	16,819.8	56.3
International transport for exports	-	8,869.2	56.3
International transport for imports	-	8,869.2	56.3
General civil liability for directors and officers	Third party complaints	27,000.0	30.0
Credit	Clients default	3,500.0	80.0

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

37.              NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 1 – Presentation of Items of Others Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income (for example: realization of the deemed cost) and items that can be further reclassified to the net income, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 12 – Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised IAS 12. The change addresses issues related to the determination of the way deferred income tax assets and liabilities are expected to be recover when an investment property is measured using the fair value model of IAS 40. The revised standard is effective for annual reporting periods beginning on or after January 1, 2012. The Company is assessing the impact of applying this change on its consolidated financial statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19. The change addresses issues related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this change will not impact its consolidated financial statements since separate financial statements are not presented.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB revised IAS 28. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 7 – Financial Instruments - Disclosures: Offsetting of Financial Assets and Liabilities

In December 2011, the IASB issued a revision of the rule establishing requirements for disclosure of compensation arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

IFRS 7 – Financial Instruments - Disclosures: Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity's financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. The Company is evaluating the impact of the adoption of this amendment in its consolidated financial statements.

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of the project of replacement of IAS 39. The date of application of this standard was extended to January 1, 2015. The Company is evaluating the impact of adopting this standard and any differences from IAS 39 in its consolidated financial statements.

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard provides the principles for the presentation and preparation of financial statements of the Consolidated Financial Statement when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its consolidated financial statements.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

38.              SUBSEQUENT EVENTS

38.1.          Approval for Merger of SADIA S.A.

According to the material fact released on February 9, 2012, the Board of Directors of the Company approved the merger of Sadia S.A. into BRF which will occur on December 31, 2012. The merger is part of the reorganization which started with the business combination between the two companies, which main purpose is to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The decision to merge Sadia into BRF resulted in losses of approximately R$215.2 in the fiscal year of 2011 related to a valuation allowance for deferred income tax and social contribution over tax losses and negative base of social contribution on net income, which will not be utilized after the merger. The above value reflects Management´s best estimate at the data base of these consolidated financial statements, considering the available information. The final monetary impact of the Sadia merger into BRF will be determined on December 31, 2012.

38.2.          Establishment of Joint Venture in China

On February 14, 2012, the Company disclosed the establishment of the Rising Star Food Company Limited, a Joint Venture (“JV”) with the participation of the Dah Chong Hong Limited (“DCH”), which purpose will be:

  Access to the Chinese distribution market in Continental China, Hong Kong and  Macau reaching retail and food service channels;
  Local processing of the products; and
  Developing the Sadia brand in these countries.

The Company owns 50% participation in the JV and is committed to make a capital increase amounting to approximately R$2.5, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, the JV will have sales volumes of more than 140.0 tons and have net sales of approximately R$844.1.

38.3.          Signature of Asset Exchange and Other Agreements with Marfrig

In continuity of the negotiations for the fulfillment of the TCD and as disclosed by the relevant fact issued on March 20, 2012, the Company and Marfrig signed on this date an Asset Exchange and Other Agreements, which confirmed with some amendments the MOU signed on December 8, 2011, whose main objective is to establish the term and conditions aiming to accomplish an exchange of assets, as described in note 1, item 1.2.

38.4.        Credit line Revolving Credit Facility - (“RFC")

As disclosed through the “Announcement to the Market” issued on April 27, 2012, with the purpose of improving the financial liquidity, the Company and its wholly-owned subsidiaries Perdigão International Ltda. and Perdigão Europe hired a credit line RFC, in the amount of US$500,000, with a 3 years maturity term in two tranches (USD and EUR), from a syndicate comprised of 19 global banks, lead by Santander, Morgan Stanley and HSBC. In different levels the following financial institutions also entered into the syndicate: Banco Bradesco, Banco do Brasil, Bank of China, The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi, BNP Paribas, Mizuho Corporate Bank, Standard Chartered Bank, Sumitomo Mitsui Banking, ING Bank, Rabobank Curaçao, Bank of Taiwan, Deutsche Bank, Mega International Commercial Bank, United Taiwan Bank, Credit Agricole Corporate and Investment Bank.

The transaction was structured to allow the Company to utilize the credit line at anytime, throughout the 3 years and will yield interest indexed to LIBOR plus a spread which may range from 1.6% p.a. to 2.5% p.a. considering the credit rating classification of the Company’s long term debt.

39.              APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and its disclosure authorized by the Board of Directors on March 22, 2012.

EXHIBIT INDEX

Exhibit Number	Description
1.01	Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary meeting of the shareholders of BRF – Brasil Foods S.A. on April 24, 2012.
2.01

Form of Deposit Agreement among Perdigão S.A., The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 14, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File No. 333-177676).

2.02	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File 333-177676).
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
4.05*

Performance Commitment Agreement (Termo de Compromisso de Desempenho), dated July 18, 2011, between BRF – Brasil Foods S.A. and the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed July 18, 2011, SEC File No. 001-15148).

8.01	Subsidiaries of the Registrant.
12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.01	Letter from KPMG Auditores Independentes to the Securities and Exchange Commission, dated April 27, 2012, regarding the change in independent public accounting firm.

*      Portions of the Performance Commitment Agreement were omitted pursuant to a request for confidential treatment filed with the Commission.

**    This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.