Form 20-F
period 2012-12-31
BRF-BRASIL FOODS S.A.
filed 2013-04-04
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
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

1400 R. Hungria, 5th Floor –
Jd. América-01455000-São Paulo – SP, Brazil
(Address of principal executive offices)

Leopoldo Viriato Saboya, Chief Financial Officer and Investor Relations Officer
Tel. 011-5511-2322-5003, Fax 011-5511-232257400
1400 R. Hungria, 5th Floor –
Jd. América-01455000-São Paulo – SP, Brazil
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

At December 31, 2012	872,473,246 shares of common stock

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

Yes ☐    No ☒

PART I
INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF – Brasil Foods” or “BRF” are references to BRF – Brasil Foods S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” or “our” or “our company” are references to BRF, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.  Sadia S.A. (“Sadia”), formerly our wholly owned subsidiary, was incorporated by BRF on December 31, 2012.

We have made rounding adjustments to reach some of the figures included herein.  As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products.  We are a vertically integrated business that produces more than 3,300 SKUs, which we distribute to customers in Brazil and in more than 120 other countries.  Our products currently include:

➢  Meat products:

•         frozen whole and cut chickens

•         frozen pork cuts and beef cuts, which we refer to in this Form 20-F, together with frozen whole and cut chickens, as in natura meat

•         processed food products, such as the following:

•         marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys

•         specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products

•         frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes  and meatballs and frozen processed vegetarian foods

➢  Other processed products:

•         frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies

•         juices, soy milk and soy juices

•         margarine

•         mayonnaise, mustard and ketchup

➢  Dairy products:

•         milk (UHT and pasteurized)

•         dairy products, such as cheeses, powdered milk and yogurts

➢  Other:

•         soy meal and refined soy flour, as well as animal feed.

In the year ended December 31, 2012, we generated 31.3% of our net sales from in natura poultry, 9.7% from in natura pork and in natura beef, 30.7% from processed meat products, 9.5% from dairy products, 10.1% from other processed products, 5.5% from food service and 3.2% from other products.

In the domestic market, which accounted for 58.4% of our total net sales in the year ended December 31, 2012, we operate under such brand names as Sadia,  Perdigão, Chester, Batavo, Elegê, Miss Daisy, Qualy and Becel  (through a strategic joint venture with Unilever) and Turma da Mônica (under a license), which are among the most recognized names in Brazil.  In our export markets, which account for the remaining 41.6% of our total net sales, the leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella and Confidence.

We are a leading producer in Brazil of specialty meats (market share of approximately 52.1% from January 2012 to December 2012), frozen processed meats (market share of approximately 63.6% from December 2011 to November 2012), dairy processed products (market share of approximately 10.5% from December 2011 to November 2012), frozen pizzas (market share of approximately 61.7% from January 2012 to December 2012), frozen pastas (market share of approximately 69.4% from December 2011 to November 2012) and margarines (market share of approximately 57.5% from December 2011 to November 2012), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A., or “A.C. Nielsen.”  We also sell our frozen poultry, pork and beef products in the domestic market.  We are able to reach substantially all of the Brazilian population through a nationwide network of 33 distribution centers.  In the domestic market, we operate 30 meat processing plants, 11 dairy products processing plants, two margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plant, all of them near our raw material suppliers or the main consumer centers.  In our export markets, we operate six meat processing plants, one margarine and oil processing plant, one sauces and mayonnaise processing plant, one pasta and pastries processing plant, one frozen vegetables processing plant and one cheese processing plant.

We have operated with local production facilities in Argentina since the fourth quarter of 2011, when we acquired Avex S.A. (“Avex”) and Flora Dánica S.A. (“Flora Dánica”).  In June 2012, we acquired Quickfood S.A. as part of our transaction with Marfrig Alimentos S.A. described in “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”  Our portfolio in the country includes in natura poultry meat, meat cuts, breaded chicken, ham, sausage, beef products (hamburgers and sausages), sauces, mayonnaise, margarine, pastries and frozen vegetables.  We operate in Argentina using brand names such as Dánica, Sadia  and Paty.  We are the leader in margarines (market share of approximately 59.3% from October 2011 to September 2012) and hamburgers (market share of approximately 60.7% from October 2011 to September 2012) and hold the second market position in sauces (market share of approximately 12.9% from October 2011 to September 2012), according to CCR.

We are one of the largest Brazilian exporter of poultry products and are among the largest such exporters in the world, according to the Brazilian Secretariat for External Commerce (Secretariado de Comércio Exterior, or “SECEX”), an agency of the Brazilian Ministry of Development, Industry and External Commerce (Ministério do Desenvolvimento, Indústria e Comércio Exterior).  We have been one of the leading Brazilian exporters of pork products, based on export sales volumes since 2009, according to SECEX.  In the milk and dairy product industry, we are a leader in sales of UHT milk in Brazil, with a 12.8% market share, based on volumes of sales from December 2011 to December 2012, according to A.C. Nielsen.  As of December 31, 2012, we had a 6.4% market share of the Brazilian production of powdered milk, according to the U.S. Department of Agriculture, or “USDA.”

We export primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies.  In 2012, our exports accounted for 41.6% of our total net sales.  We export to more than 5,000 clients, with customers in Europe accounting for 16.2% of our export net sales in 2012; the Far East, 20.3%; Eurasia (including Russia), 8.9%; the Middle East, 33.6 % and the Americas, Africa and other regions, 21.0%.

Our Industry

We manage our business to target both the domestic market and the international export markets.

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population.  As of July 2012, Brazil had an estimated population of 194 million inhabitants, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.”  The forecasts of the Central Bank of Brazil (Banco Central do Brasil, or the “Central Bank”) estimate that the Brazilian gross domestic product, or ‘‘GDP,’’ in 2012 increased 0.9% in real terms compared to 2011.  The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the IBGE, was 5.91% in 2010, 6.50% in 2011 and 5.84% in 2012, continuing a trend of relatively high rates of inflation.  The Brazilian government has implemented fiscal and monetary policies in order to mitigate the impact of the global economic crisis on the Brazilian economy and to minimize inflation and to endeavor to keep inflation within a target range.

Brazil is one of the largest consumers of meat, with per capita meat consumption of 102.1 kilograms in 2012, including beef, broiler chicken and pork, according to the USDA.  Demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil.  The overall trend towards improving economic conditions and the increased purchasing power of Brazil’s fast-growing middle class in Brazil has generally supported increased demand in recent years for processed food products, as well as fresh and frozen poultry and pork products.  According to the USDA, Brazil is the world’s sixth largest producer and consumer of milk, with 31.5 million tons of milk produced in 2012.

Export Markets

Despite market volatility caused by concerns over Europe’s sovereign debt crisis and the slow recovery of the U.S. economy, global trade in pork and beef products has improved since 2010.  Higher urbanization rates and income levels, combined with population growth, have improved global consumption, primarily emerging markets.

The volume of beef exports increased 13.3% in 2012 to 1.24 million tons in 2012, an increase of 146.3 thousand tons over 2011, according to data from the Brazilian Beef Exporters Association (Associação Brasileira das Indústrias Exportadoras de Carnes), or “ABIEC.”  Russia, Egypt and Venezuela were the main countries that contributed to the good performance of beef exports.  In terms of net sales, beef exports increased approximately 7.3% in 2012, while chicken exports decreased 6.7%.

Total pork exports increased 12.6% in 2012, according to ABIPECS, the first rise after two consecutive years of declines in exports.  Brazil exported 540,418 tons of pork in 2010, 516,419 tons in 2011 and 581,477 tons in 2012.  Average prices of pork declined approximately 7.5% in 2012, but due to the higher volume, net sales were 4.2% higher in 2012.

However, Brazilian chicken exports decreased 0.6% in 2012 to 3.92 million tons, according to Brazilian Association of Chicken Exporters (Associação Brasileira de Exportadores de Frango), or “ABEF.”  The decrease was largely due to lower sales in certain countries of the Middle East, Venezuela and Europe.  However, other markets, such as Singapore, South Korea and Saudi Arabia demonstrated solid performance.

We believe global meat consumption will increase over time, particularly with respect to pork meat and chicken meat.  This expected increase should support Brazilian exports and production, as Brazilian companies continue to become established in these markets.  Moreover, new markets, such as China, Japan and the United States for pork, are expected to open, which should affect Brazilian exports favorably.  Furthermore, markets that are already opened, like the Chinese market for pork and chicken, are expected to expand the number of production units authorized to export, which is expected to contribute positively to Brazilian exports.  On the other hand, some large chicken meat importers are increasing their local production to minimize import dependency as well as trying new suppliers, such as Thailand, which can be a threat for Brazilian exports.

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

Forward-Looking Statements

This Annual Report on Form 20-F contains statements that constitute forward-looking statements.  Those statements appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisition or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iii) health risks related to the food industry, (iv) the risk of outbreak of animal diseases (v) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vi) strong international and domestic competition, (vii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (viii) the declaration or payment of dividends, (ix) the direction and future operation of the Company, (x) the implementation of the Company’s financing strategy and capital expenditure plans, (xi) the factors or trends affecting the Company’s financial condition or results of operations and (xii) other factors identified or discussed under “Item 3. Key Information––D. Risk Factors.” Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements.  The accompanying information contained in this Annual Report on Form 20-F, including without limitation the other information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences.  The Company undertakes no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.                  Selected Financial Data

In 2010, we changed our consolidated financial reporting from accounting principles generally accepted in Brazil (“Brazilian GAAP”) to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  We adopted IFRS for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes.  The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices.  IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

As a result, we present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2012, 2011, 2010 and 2009, included herein, prepared in accordance with IFRS.

Our results of operations for 2012, 2011 and 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the years ended December 31, 2012, 2011 and December 31, 2010.  For more information on the business combination with Sadia, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2012	2011	2010	2009
	(in millions of reais, except per share and per ADR amounts and share data)

Statement of Income Data
Net sales	28,517.4	25,706.2	22,681.3	15,905.8
Cost of sales	(22,063.6)	(19,047.0)	(16,951.2)	(12,728.9)
Gross profit	6,453.8	6,659.2	5,730.1	3,176.9
Operating income (expenses):
Selling expenses	(4.317,3)	(3,837.5)	(3,523.1)	(2,577.1)
General and administrative expenses	(388.9)	(426.9)	(332.9)	(222.2)
Other operating expenses	(381.1)	(402.7)	(393.9)	(302.8)
Equity interest in income of affiliates	22.4	9.0	4.4	2.5
Operating income	1,388.9	2,001.1	1,484.6	77.3
Financial income (expenses), net	(570.6)	(479.5)	(483.1)	262.5
Income before taxes	818.3	1,521.6	1,001.5	339.8
Income and social contribution tax expense	(19.0)	(39.9)	(130.6)	(80.2)
Deferred income and social contribution tax expense	21.3	(116.6)	(65.9)	(141.0)
Net income	820.6	1,365.1	805.0	118.6
Attributable to:
BRF shareholders	813.2	1,367.4	804.1	123.0
Non-controlling shareholders	7.4	(2.3)	0.9	(4.4)
Earnings per share – basic (1)	0.94	1.57	0.92	0.20
Earnings per ADR – basic (1)	0.94	1.57	0.92	0.20
Weighted average shares outstanding at the end of the year – basic (millions) (2)	869,534	870,507	870,887	604,120
Earnings per share – diluted	0.94	1.57	0.92	0.20
Earnings per ADR – diluted	0.94	1.57	0.92	0.20
Weighted average shares outstanding at the end of the year – diluted (millions) (2)	869,703	870,546	875,538	606,145
Dividends per share (3)	0.32	0.73	0.30	0.23
Dividends per ADR (3)	0.32	0.73	0.30	0.23
Dividends per ADR (in U.S. dollars)	0.16	0.39	0.18	0.13
R$/U.S.$ exchange rate at period end	2.0435	1,8758	1.6662	1.7412

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

	As of December 31,
	2012	2011	2010	2009
	(in millions of reais)
Balance Sheet Data
Cash and cash equivalents	1,930.7	1,366.8	2,310.6	1,898.2
Marketable securities	621.9	1,372.7	1,032.4	2,345.5
Trade accounts receivable, net	3,131.2	3,207.8	2,565.0	2,140.7
Inventories	3,018.6	2,679.2	2,135.8	2,255.5
Biological assets	1,371.0	1,156.1	900.7	865.5
Other current assets	1,516.6	1,341.2	1,076.2	1,172.5
Total current assets	11,590.0	11,123.8	10,020.7	10,677.9
Marketable securities and restricted cash	167.5	153.4	209.1	676.7
Trade accounts receivable, net	11.1	2.4	7.0	12.8
Biological assets	428.2	387.4	377.7	391.2
Other non-current assets	3,116.4	4,111.6	3,805.4	3,457.2
Investments	36.7	20.4	17.5	17.2
Property, plant and equipment, net	10,670.7	9,798.4	9,066.8	8,874.2
Intangible assets	4,751.7	4,386.1	4,247.3	4,276.5
Total non-current assets	19,182.3	18,859.7	17,730.8	17,705.8
Total assets	30,772.3	29,983.5	27,751.5	28,383.7

Short-term debt	2,440.8	3,452.5	2,227.7	3,200.6
Trade accounts payable	3,381.2	2,681.3	2,059.2	1,905.4
Other current liabilities	1,642.2	1,854.0	1,399.3	1,253.2
Total current liabilities	7,464.2	7,987.8	5,686.2	6,359.2
Long-term debt	7,077.5	4,601.1	4,975.2	5,853.5
Other non-current liabilities	1,654.5	3,284.6	3,453.4	3,175.3
Total non-current liabilities	8,732.0	7,885.7	8,428.6	9,028.8

Capital	12,460.5	12,460.5	12,460.5	12,461.8
Capital reserves	69.9	76.3	69.4	62.8
Income reserves	2,261.1	1,760.4	1,064.7	727.6
Accumulated earnings/losses	—	—	—	(186.1)
Treasury shares	(51.9)	(65.3)	(0.7)	(27.6)
Other comprehensive income (loss)	(201.0)	(161.4)	35.2	(47.5)
Parent company shareholders’ equity	14,538.6	14,070.5	13,629.1	12,991.0
Non-controlling interest	37.5	39.5	7.6	4.7
Shareholders’ equity	14,576.1	14,110.0	13,636.7	12,995.7
Total liabilities and shareholders’ equity	30,772.3	29,983.5	27,751.5	28,383.7

	2012	2011	2010	2009
Operating Data
Poultry slaughtered (million heads per year)	1,792.4	1,756.4	1,623.2	1,162.9
Pork/beef slaughtered (thousand heads per year)	10,874.1	10,847.9	10,563.4	7,718.7
Total sales of meat and other processed products (thousand tons per year)	4,809.0	4,641.0	4,588.0	4,176.4
Total sales of dairy products (thousand tons per year)	1,063.0	1,071.0	1,078.0	1,054.0
Milk collected from producers (millions of liters)	1,537.5	1,523.8	1,499.2	1,396.5
Employees (at year end)	113,992	119,167	113,781	113,912

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2008	2.5004	1.5593	1.8352	2.3370
2009	2.4218	1.7024	1.9959	1.7412
2010	1.8811	1.6554	1.7596	1.6662
2011	1.9016	1.6345	1.6746	1.8758
2012	2.1121	1.7024	1.9550	2.0435

	Reais per U.S. Dollar
Month	High	Low
October 2012	2.0382	2.0224
November 2012	2.1074	2.0312
December 2012	2.1121	2.0435
January 2013	2.0471	1.9883
February 2013	1.9893	1.9570
March 2013	2.0185	1.9528

Source: Central Bank.

The exchange rate on March 29, 2013 was R$2.0138 = U.S.$1.00.

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

The volatility of prices of our key materials has continued since the global economic crisis of 2008 and 2009.  In 2012, the average corn price in Brazil was 5.0% higher than the average corn price in 2011, and prices were considerably higher during parts of the year.  For example, corn prices in December 2012 were 26.3% higher than in December 2011.  In 2012, the average Soybean meal price in Brazil was 61.4% higher than the average price in 2011, and comparing December 2011 to December 2012, soybean meal prices in Brazil were up by 95.9%.  We have found it necessary, at times, to increase our selling prices of products in order to mitigate the impact of the increase in the costs of our raw materials.

Health risks related to the food industry could adversely affect our ability to sell our products

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

Our sales are dependent on consumer preferences and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

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

Our business may be adversely affected by changes in Brazilian and global economic conditions.  Our business was materially affected by the global economic crisis, which resulted in increased volatility in our markets and contributed to net losses in the fourth quarter of 2008 and in the first half of 2009.  For instance, the global economic crisis led to an increase in raw material prices, such as corn and soybeans, which we could not pass on to our customers.  In addition, there was a sharp decrease in demand in 2009, which forced us to cut 20.0% of our meat production for export in the first quarter of 2009.  Although Brazilian and global economic conditions generally improved in 2010, the European sovereign debt crisis led to a significant slowdown in economic activity in Europe in 2011, increasing unemployment rates and decreasing meat consumption.  Conditions continued to be challenging in 2012, with exports of Brazilian chicken to Europe and certain areas of the Middle East continued to decline, and exports of Brazilian pork to Argentina, Venezuela and certain other countries also declined.  In Japan and the Middle East, the oversupply cause a decrease in prices and volumes, compromising our profitability.  Although our net sales from exports increased in 2012, our operating margins declined significantly due to increases in production costs.  Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease.  We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease; (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease and A(H1N1) influenza (discussed below); and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals.  An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition.  In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products.  Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions.  For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major export markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005.  Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008.  However, in 2011, Russia prohibited imports from several Brazilian states, citing health and sanitary reasons, and this ban remains in place.  Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

Our pork business in our Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza

In 2009, A(H1N1) influenza, spread to many countries.  On June 11, 2009, the World Health Organization, or “WHO,” declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada).  On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period.  During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission.  In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

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

Since 2003, there have been over 622 confirmed human cases of avian influenza and over 371 deaths, according to the WHO and the Food and Agriculture Organization, or “FAO.” Various countries in Asia, the Middle East and Africa reported human cases in the past five years, and several countries in Europe reported cases of avian influenza in birds.  For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified.  The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases.  In addition, in late 2011, China suspended supplies of live poultry to Hong Kong after a dead chicken tested positive for avian influenza.  In 2011, 62 cases were reported worldwide, with 34 deaths, according to the WHO.

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

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers.  The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets.  Trade barriers can consist of both tariffs and non-tariff barriers.  In our industry, non-tariff barriers are a particular concern, especially sanitary and technical restrictions.

Moreover, the recent global crisis has led to a rise in protectionist measures around the world, as national governments have attempted to alleviate the pressures of global economic conditions on their citizens.

Some countries, such as Russia, have a history of erecting trade barriers to imports of food products.  Since 2006, Russia has imposed quotas on Brazilian pork, beef and poultry products.  Over the last two years, the Russian government has changed the allocation criteria for these quotas (particularly for pork and poultry products), which has negatively affected Brazil’s total export volume.  Russia is also developing its local production capabilities and increasing quantitative restrictions.  In 2011, Russia prohibited imports from several Brazilian states for health and sanitary reasons, which has also decreased Brazil’s total export volume.  Currently, several restrictions on Brazilian exports remain, and Russia has intensified non-tariff requirements.

We have been affected by trade barriers imposed by a number of other countries from time to time.  In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken, specifically whole chicken and boneless cuts.  In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily halted Brazilian imports.  Although the final resolution of the investigation, announced in December 2012, withdrew those tariffs, there are strong indications that in 2013 the South African government will increase rates for all exporting countries equally (as opposed to anti-dumping measures targeted at Brazil), largely because of pressure from local producers.

In 2009, Ukraine initiated an anti-dumping investigation.  Although the investigation was eventually halted and Brazil is once again permitted to export poultry and pork to that country, Ukraine announced in the second half of 2012 that it would increase tariffs for several products, including meats.  Although these tariffs have not yet been implemented, we expect that these increases may occur in 2013.  In addition, at the end of 2011, Iraq introduced barriers to Brazilian chicken exports, and during 2012, Argentina imposed restrictions, such as embargos and administrative barriers, on Brazilian pork exports.

In Europe, another of our key markets, the European Union has adopted a quota system for certain chicken products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on local producers over European producers.  In addition, the European Union has a ban on certain types of Brazilian meat, including pork, fresh cuts and some premium cuts of frozen beef backs.

Moreover, several countries have temporarily suspended, against the recommendations of the OIE, imports of Brazilian beef due to the Bovine Spongiform Encephalophy (“BSE”) case in early 2013.

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

In the Brazilian dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda., LBR (Lácteos Brasil S.A.) and Vigor Alimentos S.A., an affiliate of JBS S.A.  To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

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

Export sales account for a significant portion of our net sales, representing approximately 40.4% of our net sales in 2010, 40.0% in 2011 and 41.6% in 2012. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan, China, Russia and Ukraine), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

•         exchange rate fluctuations;

•         deterioration in international economic conditions;

•         political risks, such as turmoil in the Middle East and North Africa, government policies in Argentina and political instability in Venezuela;

•         imposition of increased tariffs, anti-dumping duties or other trade barriers;

•         strikes or other events affecting ports and other transport facilities;

•         compliance with differing foreign legal and regulatory regimes; and

•         sabotage affecting our products.

We recently entered into a 50-50 joint venture in China, and we may decide to enter into other joint ventures in the future.  To the extent we operate internationally through joint ventures, we will be subject to the risks inherent in joint venture structures, including the risk of disagreements with our joint venture partners, limitations on our ability to manage our business independently under the terms of the applicable joint venture agreements and the risk of encountering difficulty in exiting from joint venture arrangements if we wish to do so.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately one month. In August 2011, a strike at the Itajaí port affected exports for approximately two months. More recently, in the middle of 2012, a strike of Brazilian Sanitary Inspection Agency (Agência Nacional de Vigilância Sanitária, or Anvisa) and a nationwide strike of truckers also hampered our export operations. A widespread or protracted strike in the future could adversely affect our business and our results of operations.  In 2012, we had new strikes from Anvisa and employees of federal fiscal government.

In addition, in the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November 2008 and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.  Any similar events in the future affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

Our plans to construct a new plant in the Middle East could adversely affect our strategy of international expansion and negatively impact our revenues.

Two important components of our strategy involve strengthening our global distribution network and further developing our international customer base.  In line with that strategy, in 2012 we began construction of a new plant in Abu Dhabi in the United Arab Emirates in the Middle East, the first time we have undertaken a construction project in the Middle East.  In addition to being subject to the general risks of international operations described above under “—Our export sales are subject to a broad range of risks associated with international operations,” we are now subject to the specific risks associated with undertaking a major construction project in a region where our activities to date have been limited to sales, marketing and distribution.  Our construction project could be cancelled or postponed due to delays in, or failure to obtain, approval or permitting for plant construction, or the production and distribution capacity we hope to achieve through the project could be limited, in each case for a variety of reasons, including (1) governmental inertia, (2) geopolitical risk, (3) potentially stringent localization requirements, (4) imposition of exchange or price controls, (5) impositions of restrictions on exports of our products or imports of raw materials necessary for our production and the construction of our plant, (6) fluctuation of local currencies against the real, (7) nationalization of our property, increase in export tax and income tax rates for our products, and (8) unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.  As a result of these factors, the results of operations and financial conditions of our operations in the Middle East may be adversely affected, and we may experience in the future significant variability in our revenue on both an annual and a quarterly basis from those operations.  The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Political and economic risks in Argentina could limit the profitability of our operations and our ability to execute our strategy in that country.

We have nine production facilities in Argentina, and we view growth of our business in Argentina as an important component of our strategy in South America.  In the fourth quarter of 2011, we acquired two Argentine companies, Avex and Flora Dánica, demonstrating our commitment to expanding in Argentina.  In June 2012, as part of our  transaction with Marfrig, we acquired 90.05% of Quickfood, a leading Argentine processor and packager of meat, especially in the hamburger market with the brand Paty.  We estimate that our integrated operations in the Argentine market represent over R$1 billion of sales per year.  However, executing our strategy in Argentina is subject to significant political and economic risks.  Political and economic conditions have been volatile in that country for more than a decade.  An economic crisis in 2001-2002 resulted in significant economic contraction and political and social unrest, as well as a sovereign debt default and a significant currency devaluation and subsequent inflation.  After a period of recovery and growth in the following years, Argentina suffered an economic decline in 2009, in part because of global conditions.  Economic uncertainty, inflation and other factors could lead to lower real salaries, lower consumption and unemployment, which could have an adverse effect on demand for our products.  In addition, Argentine government policies may adversely affect our ability to realize a return on our investment in Argentina.  For example, the government has imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Argentina.  In April 2012, the Argentine government’s effective nationalization of YPF S.A., Argentina’s leading energy company, led to a dramatic decline in the prices of Argentine securities and great concern among international investors.  Argentine government intervention, investor reactions and economic uncertainty in Argentina could adversely affect the profitability of our operations and our ability to execute our strategy in that country.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in civil, administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or current.

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

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years, as described under “Item 4. Information on the Company—A. History and Development of the Company.” Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased, which has increased the magnitude of the challenges described above. In 2009, we completed our business combination with Sadia, which was approved by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, the Brazilian government agency with antitrust decision-making authority, or “CADE”) in 2011. Since the Sadia transaction, we have continued to grow through acquisitions, in line with our strategy to increase the internationalization of the company. In 2011, we acquired two Argentine companies, Avex, a poultry producer, and Flora Dánica, a margarine producer and distributor, for R$188.3 million, and we acquired the remaining one-third of Avex in December 2012. In September 2011, we announced that we had exercised an option to purchase the industrial unit of Coopercampos located in the city of Campos Novos in the State of Santa Catarina, and we have invested a total amount of R$154.5 million in this project. In November 2011, we also acquired a Brazilian company named Heloísa Indústria e Comércio de Produtos Lácteos Ltda. for cash consideration of R$55.0 million (and total consideration, including assumption of indebtedness, of R$122.5 million), as a part of our strategy to increase our operations in the dairy business.  In June 2012, we acquired a 90.05% interest in Quickfood, an Argentine company, as part of our transaction with Marfrig.  We also acquired a 49% stake in Federal Foods Limited, a company headquartered in Abu Dhabi, United Arab Emirates, in January 2013 for U.S.$37.1 million.  We may not realize the benefits of the acquisitions we undertake, in the timeframe we anticipate or at all, because of integration or other challenges.

We may not realize the expected benefits of our business combination with Sadia, whether because of lost revenues from businesses we were required to divest, difficulty in achieving projected synergies or other reasons.

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from the CADE, but that approval was subject to a number of conditions set forth in the Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”), including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market.  In March 2012, we entered into an agreement with Marfrig Alimentos S.A. (“Marfrig”), pursuant to which we agreed to transfer certain assets in compliance with the TCD.  The initial closing of the transaction occurred in June 2012.  See “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”

The divestment and suspension of these brands has required us to refocus our marketing and sales efforts on our remaining brands in the Brazilian market and adjust our operations accordingly.  The assets divested to Marfrig and the suspension of other brands under the TCD decreased our sales volumes in the Brazilian domestic market by one-third in 2012 compared to 2011, and our strategy of increasing our marketing efforts using the Sadia  brand in order to mitigate the impact of the loss of volume was one of the primary areas of focus of our management during 2012 and will remain an important focus and risk in 2013.

Although we expect to achieve synergies from the integration of the Brazilian operations of BRF and Sadia, those synergies may not compensate for the lost revenue from the brands and assets divested to Marfrig or the suspended brands or any unanticipated costs.  Our synergy projections are based on historical sales volumes, and if our sales volumes in future periods are lower than those we have assumed, our synergies could also be lower than our projections. In addition, we estimate that we will need to invest approximately R$700 million from 2011 to 2013 to achieve our projected synergies. We may not achieve the full amount of our projected synergies for 2013, or it may take us longer to achieve these synergies than we currently anticipate.

Our integration of the Brazilian business of Sadia with our Brazilian business is ongoing, and any failure to effectively integrate those operations may increase our costs, adversely affect our margins or have other negative consequences.  In addition to managing the impact on our sales volumes and business of the divestiture of assets to Marfrig and the suspension of other brands, we continue to face the challenge of continuing to integrate the BRF and Sadia customer distribution networks, the two largest such networks in Brazil and other aspects of the BRF and Sadia businesses.

The business combination with Sadia was significantly larger than any other transaction we have undertaken in the past, and the Brazilian antitrust approval raised more complex issues than we have faced in any other acquisition.  The ongoing integration of the BRF and Sadia businesses is occurring at the same time that we are managing the impact of the divestiture of assets to Marfrig and the suspension of other brands. Any failure to balance the unique combination of the challenges described above could adversely affect our results of operations and prospects and the market price of our common shares or ADRs.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (Termo de Ajustamento de Conduta). Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2012 are included in “Item 8. Financial Information—Legal Proceedings” and Note 25 to our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could be significantly higher than the amounts for which we have recorded provisions.  Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we were required to pay those amounts.  Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

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

Our tax liabilities have increased due to more intense auditing and enforcement efforts by Brazilian tax authorities with respect to Brazilian companies.

In 2012, we observed a more intense focus by the Brazilian federal tax authorities in issuing tax infraction notices and more aggressive enforcement efforts, including in instances where they might not have done so in the past.  In particular, the number and amount of tax infraction notices relating to our use of tax credits under the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social — COFINS), or “COFINS,”  to offset other federal tax liabilities increased significantly, causing our estimate of possible losses relating to those matters to increase from R$582.9 million at the end of 2011 to $1,386.0 million at the end of 2012.  These matters were a primary reason our estimate of consolidated tax contingencies classified as possible losses increased from R$5,295.0 million at the end of 2011 to R$6,582.1 million at the end of 2012.  The bulk of the tax infraction notices to date relating to PIS and COFINS tax credits correspond to tax years through 2007.  Although we intend to vigorously defend against these tax infraction notices and related administrative proceedings, we expect that the number of cases and the aggregate amount of possible losses will continue to increase as the tax authorities address later tax years.

We have also observed an increase in the speed of the issuance of notices and the initiation of administrative proceedings by the Brazilian federal tax authorities in recent years due to increased automation of Brazilian tax systems.  The greater use of electronic filing and payment has increased the ability of the Brazilian federal tax authorities to analyze tax payment data and accelerate the initiation of proceedings against Brazilian companies.  We believe this increased automation is one reason for the increase in tax infraction notices described above.  If this increased automation leads to acceleration of the resolution of disputed tax amounts, we could be required to pay disputed amounts earlier than in the past, which could adversely affect our liquidity and results of operations.

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

As is typical in our business, our plants, distribution centers, vehicles and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured against, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to pay indemnification to parties affected by such an event.

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance. For example, in March 2011, a fire affected a part of the installations of our Nova Mutum, Mato Grosso unit, and on October 2011, another fire affected a part of the installations of our Brasília unit. Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot assure you that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Risks Relating to Our Indebtedness

We have substantial indebtedness, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2012, our total liabilities with respect to indebtedness and derivative instruments was R$9,771.7 million.  Our substantial indebtedness could have major consequences for us, including:

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

As of December 31, 2012, we had R$2,440.8 million of debt that matures in 2013, R$1,004.4 million of debt that matures in 2014, R$734.6 million of debt that matures in 2015, R$425.0 million of debt that matures in 2016 and R$4,913.5 million of debt that matures in 2017 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2012, we had R$5,628.5 million of foreign currency debt, including R$761.2 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

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

The terms of our indebtedness impose significant restrictions on us.

The instruments governing our consolidated indebtedness impose significant restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•         borrow money;

•         make investments;

•         sell assets, including capital stock of subsidiaries;

•         guarantee indebtedness;

•         enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•         enter into transactions with affiliates;

•         create or assume liens; and

•         engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security, and other terms.

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

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition, and the market prices of our common shares or the ADRs.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 7.7% in 2007, 9.8% in 2008, 1.7% in 2009, 11.3% in 2010, 5.1% in 2011 and 7.82% in 2012. In addition, according to the IPCA, published by the IBGE, Brazilian consumer price inflation rates were 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012.  In 2010, 2011 and 2012, the actual inflation rate was significantly higher than the Brazilian Central Bank’s target of 4.5%. Increases in personal expenses (which include services) and food/beverage prices were the main reason that consumer inflation did not meet the Central Bank’s target in 2012.  See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

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

Brazil may experience continuing higher levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market price of our common shares and the ADRs.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2008, the real  depreciated 31.9% against the U.S. dollar. In 2009 and 2010, the real  appreciated 25.5% and 4.3%, respectively, against the U.S. dollar.  In 2011, the real  depreciated 12.6% against the U.S. dollar. In 2012, the real  depreciated 8.9% against the U.S. dollar.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$5,628.5 million at December 31, 2012, representing approximately 57.6% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. Foreign-currency denominated credit facilities expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments and through cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2012, our short-term consolidated exchange rate exposure was R$761.2 million of the amount described above. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators.

At the end of former president Luiz Inácio Lula da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%.  With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The low interest rates from previous years resulted in high inflation rates of 6.5% in 2011 and 5.8% in 2012, leading to the Central Bank’s decision to increase interest rates to stabilize the economy.

At December 31, 2012, approximately 27.3% of our total liabilities with respect to indebtedness and derivative instruments of R$9,771.7 million was either (1) denominated in (or swapped into) reais  and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on the London Interbank Offered Rate, or “LIBOR.” Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal PIS and COFINS taxes, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

In addition, in 2012, a provisional tax measure was enacted that reduces PIS and COFINS taxes levied on a market basket of basic goods, including margarine and butter.  When we acquire inputs and raw materials, we register tax credits.  When we sell the final products, including margarine and butter, we accrue tax debts.  When the goods are sold, the tax credits on inputs and raw materials previously acquired are used to offset the tax debts levied on the final products. To the extent that certain products will no longer be subject to taxes, we will not be able to monetize tax credits to the same extent as we did in the past.  We support the Brazilian government initiative to reduce taxes and to reduce the complexity of the Brazilian tax system, especially when it relates to the basic goods.  However, we believe that the inability to monetize the tax credits described above may have an adverse effect on us, which we are currently evaluating.  We are currently discussing with the Brazilian government alternatives to mitigate the potential adverse impact associated with the provisional measure.

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

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

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

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying the ADSs evidenced by their ADRs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along rights, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20.0% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10.0%, in which case the economic value shall be determined through arbitration; (2) 135.0% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135.0% of the unit price of our shares within the 30-day period before the public offering. These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833, of December 29, 2003) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the Brazilian National Monetary Council (Conselho Monetário Nacional), or “CMN,” is generally viewed as being subject to taxation in Brazil. Pursuant to Article 26 of Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15.0% (or 25.0% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our common shares, see “Item 10. Additional Information––Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Brazilian Securities, Commodities and Futures Exchange, BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros (the “BM&FBOVESPA” or the “São Paulo Stock Exchange”) had a total traded volume of R$1,784 billion, or U.S.$917 billion, at December 31, 2012 and an average daily trading volume of R$7.2 billion in 2012. By contrast, the New York Stock Exchange had a market traded volume of U.S.$26.2 trillion at December 31, 2012 (U.S. domestic listed companies) and an average daily trading volume of U.S.$104 billion in 2012. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 54.0% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2012. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 47.0% of all shares traded on the São Paulo Stock Exchange in 2011. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2012, and we do not expect to be a PFIC for 2013 or in the future, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time.  Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75.0% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50.0%.  The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.  See “Item 10. Additional Information––E. Taxation––U.S. Federal Income Tax Considerations––Passive Foreign Investment Company.”

ITEM 4.            INFORMATION ON THE COMPANY

A.                  History and Development of the Company.

Corporate History

BRF – Brasil Foods is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) or “CVM.”

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

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

•         PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” the pension fund of employees of Banco do Brasil S.A.;

•         SISTEL – Fundação Telebrás de Seguridade Social, or “SISTEL,” the pension fund of employees of Telecomunicações Brasileiras S.A. – Telebrás;

•         PETROS – Fundação Petrobras de Seguridade Social, or “PETROS,” the pension fund of employees of Petróleo Brasileiro S.A. Petrobras;

•         Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza,” the pension fund of employees of Furnas Centrais Elétricas S.A. – Furnas;

•         Fundação de Assistência e Previdência Social do BNDES-FAPES, or “FAPES,” the pension fund of employees of Banco Nacional de Desenvolvimento Econômico e Social – BNDES;

•         PREVI-BANERJ – Caixa de Previdência dos Funcionários do Banerj, or “PREVI-BANERJ,” the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•         VALIA – Fundação Vale do Rio Doce de Seguridade Social, or “VALIA,” the pension fund of employees of Vale S.A.; and

•         TELOS – Fundação Embratel de Seguridade Social, or “TELOS,” the pension fund of employees of Empresa Brasileira de Telecomunicações-Embratel.

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

In 2006, PREVI, SISTEL, PETROS, Real Grandeza, FAPEs, PREVI-BANERJ and VALIA (the “Pension Funds”) entered into a shareholders’ voting agreement related to the common shares they held, directly or indirectly, which represented 49.0% of our common shares.  The shareholders’ voting agreement expired in accordance with its terms on April 11, 2011 and was not renewed.  As of December 31, 2012, the Pension Funds, directly or indirectly, held 28.5% of our common shares.

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies.  The business combination became fully effective on September 22, 2009, and Sadia became our wholly owned subsidiary.

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from the CADE, subject to certain conditions, including the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market.  In March 2012, we entered into an agreement with Marfrig, pursuant to which we agreed to transfer certain assets in compliance with our agreement with the CADE.  The initial closing of the transaction occurred in June 2012, and we completed the transfers in the third quarter of 2012.  See “—Business Combination with Sadia” for more information about these transactions.

On December 31, 2012, we merged Sadia S.A., then a wholly owned subsidiary, into BRF, and Sadia ceased to exist as a separate legal entity.

Corporate Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Subsidiary	Country of Incorporation	Business	Interest in Equity as of December 31, 2012
BRF GmbH	Austria	Holding company of international subsidiaries	100.00%
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary	100.00%
Quickfood S.A.	Argentina	Production and sale of products	90.05%
Sadia GmbH	Austria	Holding company	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.	Portugal	Import and sale of products	100.00%
Sadia Alimentos S.A.	Argentina	Import and export of products	99.98%(1)
Avex S.A.	Argentina	Production and sale of products	99.46%

(1)   As of December 31, 2012, the remaining 0.02% of interest in equity was held by Sadia Uruguay S.A., which is a wholly-owned subsidiary of Sadia International Ltd, which is a wholly-owned subsidiary of BRF.

The chart below shows the simplified corporate structure of our company.

As of December 31, 2012, BRF incorporated its wholly-owned subsidiary Sadia S.A.  For a complete list of all of our direct and indirect wholly owned subsidiaries, see Note 1.1 to our consolidated financial statements.

Our principal executive offices are located at Rua Hungria, 1400, Jd. Europa, 01455-000, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5052/5050/5061. Our internet address is www.brf-br.com/ir.  The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Business Combination with Sadia

Agreement with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Holders of common shares and preferred shares of Sadia received common shares of BRF, and holders of American depositary shares representing preferred shares of Sadia, received ADRs evidencing ADSs representing common shares of BRF.

A number of steps of the merger were approved at separate extraordinary general meetings, held on July 8, 2009, of the common shareholders of Perdigão S.A. (“Perdigão”), Sadia, and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition. In connection with the business combination, we changed our name from Perdigão S.A. to BRF – Brasil Foods S.A.  The business combination became fully effective on September 22, 2009, and Sadia became our wholly owned subsidiary.

On December 31, 2012, Sadia merged with and into BRF and ceased its separate existence.

Antitrust Approvals

The business combination was reviewed by antitrust authorities both in Brazil and in Europe.  Approval by the European antitrust authorities was received on June 29, 2009, followed by the CADE on July 13, 2011, conditioned upon compliance with the terms of a Performance Commitment Agreement (Termo de Compromisso de Desempenho), or “TCD,” that we entered into with the CADE on July 18, 2011.  Under the TCD, we agreed to a number of measures, including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market.

The TCD applies only to the specified markets and product categories within the Brazilian market.  The TCD does not restrict the ability of BRF and Sadia to act freely in our export markets, in the Brazilian dairy market and in the Brazilian food service market.  The CADE will monitor our compliance with the agreement, and we must submit monthly reports to the CADE.

Agreement with Marfrig

On March 20, 2012, we entered into an agreement with Marfrig Alimentos S.A. (“Marfrig”), pursuant to which we transferred certain assets in compliance with the TCD.  In exchange, we acquired the right to receive from Marfrig an amount in cash corresponding to R$350.0 million (as described in detail below), Marfrig’s total shareholding stake (equivalent to approximately 90.05% of its capital stock) in Quickfood S.A. (“Quickfood”), a publicly held Argentine food corporation, as well as Marfrig’s commercial operations related to the Paty  and Barny brands in Uruguay and Chile.

On May 23, 2012, our shareholders approved our acquisition of Quickfood, one of the conditions precedent set forth in the Marfrig agreement. On May 28, 2012, we received a version of the opinion of the legal advisors of the CADE (Procuradoria Federal Especializada junto ao CADE), or “ProCADE,” that was favorable to our agreement with Marfrig, concluding that it fulfills the conditions of the TCD in that respect and recommending that the CADE monitor each stage in the completion of the transaction.  On July 13, 2012, CADE followed the opinion of the ProCADE, and decided to monitor our compliance with each stage of the transaction with Marfrig and our other obligations under the TCD.

On June 1, 2012, in compliance with our agreement with Marfrig, we delivered to Marfrig the industrial units located in Duque de Caxias in the State of Rio de Janeiro and Lajes in the State of Santa Catarina and eight distribution centers. In addition, on May 31, 2012, the shareholders of Quickfood approved the spin-off from Quickfood of certain meatpacking assets that were not being transferred to us.  On June 1, 2012, we began to manage Quickfood.

On June 11, 2012, the initial closing of our transaction with Marfrig occurred. On that date, we:

•         transferred to Marfrig the stock of Athena Alimentos S.A., a company to which we had transferred (1) the trademarks and other intellectual property rights related to such trademarks referred to in the TCD, (2) the assets (including real property, facilities and equipment) related to the plants specified in the TCD and (3) the assets and rights associated with the eight distribution centers specified in the TCD;

•         received from Marfrig its 90.05% interest in Quickfood; and

•         executed with Marfrig an agreement setting forth the terms of Marfrig’s payment of R$350.0 million to us, which payment is secured by an interest in certain real property.

The transfer by Sadia, directly or indirectly, of its 64.57% interest in Excelsior Alimentos S.A. to Marfrig in accordance with our agreement occurred on July 2, 2012. Physical delivery to Marfrig of the remaining production facilities subject to the agreement occurred during 2012.  As required by the CADE, we provide evidence of these deliveries and other steps in the implementation of our agreement with Marfrig to enable CADE to monitor our compliance with the TCD.

The cash payment to be received from Marfrig in an amount corresponding to R$350.0 million was scheduled to be paid as follows:

•         R$25.0 million due on June 11, 2012, which was paid by Marfrig;

•         R$25.0 million due on July 1, 2012, adjusted by the variations in the IGP-M index, which was paid by Marfrig; and

•         R$250.0 million to be paid by Marfrig in 72 monthly and successive installments, plus interest at market rates, which are due from August 1, 2012, with the first installment in the amount of R$4,424 thousand and the remaining installments in the amount of R$4,821 thousand, subject to a fixed interest rate of 12.11% per year.  Marfrig paid all installments due through December 31, 2012.

Later in 2012, BRF and Marfrig renegotiated the payment terms for the R$50.0 million amount that was previously scheduled to be paid on October 1, 2012.  Under the renegotiated terms, this amount will be received in 67 successive monthly installments of R$964 thousand, which installments began on January 2, 2013.

For more information on the TCD and our agreement with Marfrig, including lists of the plants and distribution centers we transferred to Marfrig, see Note 1.2 to our consolidated financial statements.  A copy of the TCD is filed as Exhibit 4.03 to this Annual Report on Form 20-F.

Impact of the Marfrig Agreement

The Perdigão  brand is still owned by BRF, and we will continue to use it in various processed food categories, such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, festive poultry-based products and our entire line of in natura products, among others.  In 2010, the volume subject to the TCD restrictions would have represented sales of about one-third of all Perdigão  branded products, and, in fact, our sales volumes in the domestic market decreased by approximately one-third in 2012, primarily because of the impact of the transaction with Marfrig.

We have achieved, and expect to continue to achieve, significant synergies from our business combination with Sadia.  However, realizing these synergies has also required investments, and we estimate that we invested approximately R$700 million in 2011 and 2012 to achieve synergies.  The realization of synergies will be contingent upon the success of the processes to be implemented in the areas of supplies (grains and other raw materials), manufacturing, agriculture and logistics as well as upon the investments, which will be needed to obtain these gains.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not realize the expected benefits of our business combination with Sadia, whether because of lost revenues from businesses we were required to divest, difficulty in achieving projected synergies or other reasons.”

Recent Acquisitions and Investments

2011 Acquisitions, Joint Ventures and Other Investments

In 2011, we acquired the following companies:

•         In late 2011, we acquired Heloísa Indústria e Comércio de Produtos Lácteos Ltda., a Brazilian dairy products company, for R$122.5 million, including cash consideration of R$55.0 million and assumed debt and other liabilities of R$67.5 million. On December 31, 2012, we merged Heloísa into BRF, and Heloísa ceased to exist as a separate legal entity.

•         In October 2011, we acquired the majority of the capital stock of Avex, an Argentine poultry producer (which included a controlling interest in Avex’s wholly owned subsidiary Flora Dánica and Flora Dánica’s subsidiaries) for approximately R$189.2 million.  In December 2012, we acquired substantially all of the remaining equity stake that we did not own of Avex for R$82.8 million, and we now own 99.46% of Avex.  For more information about these transactions, see Notes 6.2 and 6.3 to our consolidated financial statements for the year ended December 31, 2012.

•         In September 2011, we announced that we had exercised an option to purchase the industrial unit of Coopercampos located in the city of Campos Novos in the State of Santa Catarina, which we believe will ultimately have the capacity to slaughter 7,000 hogs per day.

•         In September 2011, our subsidiary Crossban Holdings GmbH acquired 40.0% of the shares issued by Sadia Chile S.A. for R$16.8 million, purchasing the interest of Sadia’s former partner in Chile, Agricola Nova S.A.  The remaining 60.0% of Sadia Chile S.A. is held indirectly by BRF.

•         In August 2011, we announced a U.S.$120.0 million investment to build a plant in the United Arab Emirates that will produce processed products, with a capacity of more than 80,000 tons per year.

•         In May 2011, we entered into a letter of intent to negotiate a 50-50 joint venture in China with Dah Chong Hong Limited (“DCH”), a subsidiary of Dah Chong Hong Holdings Limited (“DCHH”), an international conglomerate, and began exporting pork to this joint venture in March 2012, allowing us access to DCH’s distribution network.  Incorporated in 1949, it is one of the largest distributors of automobiles, food and consumer products in China and Hong Kong.

2012 Acquisitions, Joint Ventures and Other Investments

In 2012, we acquired the following companies or closed the following transactions:

•         In February 2012, we established the 50-50 joint venture with DCH envisioned by our May 2011 letter of intent, aimed at gaining access to the Chinese distribution market, engaging in local processing, developing the Sadia  brand in China, and reaching retail and food service channels in continental China, Hong Kong and Macau.  The 50-50 joint venture between BRF and DCH, named Rising Star Food Company Limited, covers both in natura and processed products, and will focus on overall capacity building and the relevant business operations in local market.  For more information on this joint venture, see Note 1.3 to our consolidated financial statements for the year ended December 31, 2012.

•         In June 2012 we undertook the initial closing of our transaction with Marfrig, which completes the segregation of Quickfood from Marfrig. With this transaction, BRF has acquired 90.05% of the shares of Quickfood, which was valued at R$463.6 million.  Quickfood is one of the leading meat processors and packagers of meat in Argentina, producing meat cuts and derivatives, and has approximately 3,200 employees. Through its brand Paty, Quickfood is the leading provider of frozen hamburger in the domestic market and the second largest producer of Vienna sausages. Quickfood also offers other frozen products and derivatives.  For more information on this transaction, see Note 6.1 to our consolidated financial statements for the year ended December 31, 2012.

•         In October 2012, we announced that the company signed a binding offer to acquire, through our subsidiary in Austria, a 49.0% equity stake and management control of Federal Foods Limited (“Federal Foods”), a privately held company headquartered in Abu Dhabi, United Arab Emirates for U.S.$37.1 million.  The remaining share equity stake in Federal Foods will be maintained by Al Nowais Investments, the current owner of Federal Foods.  We will hold management control as established a shareholders agreement and will consolidate Federal Foods in our financial statements.  Established in 1991, Federal Foods is a leading food company in the United Arab Emirates, catering to a full spectrum of retail, food service and wholesale clients. The company operates six branches in the United Arab Emirates and one in the State of Qatar. It recorded U.S.$266 million net sales and distributed 92 thousand tons of products in 2011. The transaction was closed in January 2013.  For more information on this transaction, see Note 38.1 to our consolidated financial statements for the year ended December 31, 2012.

•         BRF and Carbery Group announced in November 2012 the formation of a 50-50 joint venture to convert liquid whey into value-added products.  The U.S.$50 million investment will be placed in Três de Maio, the State of Rio Grande do Sul and will use Carbery’s innovative technology to process whey (a by-product of cheese production), at our cheese manufacturing facilities. Carbery, with revenues of €257 million (2011) employs over 500 people globally with 200 in Ireland and is a leading player in the manufacture of whey-based ingredients internationally. The joint venture will house an advanced manufacturing plant to produce nutritional ingredients. These ingredients are used by leading consumer brands in baby food and sports nutrition, among others uses. The joint venture, called Nutrifont, will be the first Brazilian unit to produce whey derivatives and is going to operate in South America.  For more information on this transaction, see Note 1.4 to our consolidated financial statements for the year ended December 31, 2012.

Capital Expenditures

In 2012, we recorded total investments of R$2.5 billion in order to support our growth, including total capital expenditures of approximately R$1.9 billion and expenditures of R$493.9 million for the replenishment of breeder stock, which we refer to as “biological assets for production.”

The table below sets forth our capital expenditures and expenditures on biological assets for production for the periods indicated.  In addition, the amount set forth under “Acquisitions and other investments” includes expenditures for acquisitions, joint ventures and investments described above under “—2012 Acquisitions, Joint Ventures and Investments.”

	Year Ended December 31,
	2012	2011
	(in millions of reais)
Capital expenditures:
Expansion and enhancement of production facilities	991.6	383.9
Efficiency	285.1	493.4
Support	622.3	286.3
Total capital expenditures	1,899.1	1,163.6
Biological assets for production	493.9	492.2
Acquisitions and other investments	87.6	260.2
Total	2,480.6	1,916.1

In the year ended December 31, 2010, we had total capital expenditures and expenditures on biological assets for production of R$697.8 million, including (i) R$247.2 million in expansion and enhancement of production facilities, (ii) R$38.8 million for the Lucas do Rio Verde and Vitória de Santo Antão agroindustrial complexes, (iii) R$105.7 million for other expansion and enhancement projects, (iv) R$282.9 million in productivity investments, and (v) R$23.2 million in other capital expenditures.

Our capital expenditures in 2012 included the projects described below.

•         Expansion and enhancement of production facilities:

o        Expansion of productive capacity at our agroindustrial complex at Lucas do Rio Verde in the State of Mato Grosso and construction of an industrial plant in Vitória de Santo Antão in the State of Pernambuco in the amount of R$233.3 million.

o        Expansion of productive capacity of our plants located in Rio Verde, Itumbíara, Jataí and Mineiros in the State of Goiás; Nova Mutum in the State of Mato Grosso; Dourados in the State of Mato Grosso do Sul; and Marau, Três de Maio and Serafina Corrêa in the State of Rio Grande do Sul in the amount of R$741.7 million.

o        Commencement of construction of a processed foods plant in Abu Dhabi, United Arab Emirates as part of our long-term internationalization project focused on increasing our presence in countries where we can distribute our products profitably.  Our first plant to be constructed outside Brazil, the unit is expected to have a capacity to produce approximately 80 thousand tons per year of breaded products, hamburgers, pizzas and specialty meat products.  We invested R$16.6 million in 2012. It is expected to be inaugurated in 2013.

•         Efficiency:

o        Automation of a chicken leg deboning facility in Serafina Corrêa in the State of Rio Grande do Sul in the amount of R$16.0 million.

o        Improvements in capacity in refrigerated processed products (yogurts, fermented milk and desserts) in the amount of R$12.0 million.

o        Other efficiency improvement projects in the amount of R$257.1 million.

•         Support:

o        Investments in our vehicle fleet to support our agribusiness personnel, sales force and corporate executives  in the amount of R$85.6 million.

o        Investments in information technology.  In 2011, we began to install an integrated system platform to help us with synergies as a result of our business combination with Sadia. The project was completed in 2012, involving approximately 200 people working on the following four stages: (1) upgrading the SAP system to increase processing capacity, (2) developing the initial platform, (3) developing the HR SAP system and (4) rolling out the SAP APO – Advance Planning Optimization.

o        Construction of our new Research and Development Center in Jundiaí in the State of São Paulo in the amount of $40.6 million.  The new center will apply advanced technology to the development of new products.

•         Acquisitions and other investments:

o        Formation of two joint ventures in 2012, Rising Star Food Company Limited in China and the Carbery Group in Brazil, and acquisition of two companies, Quickfood in Argentina and Federal Foods in United Arab Emirates.  For more information on these joint ventures and acquisitions, see “—Recent Acquisitions and Investments—2012 Acquisitions, Joint Ventures and Other Investments.”

In 2013, we expect to make capital expenditures of approximately R$2 billion (including an estimated R$500 million in expenditures on biological assets for production). We expect to focus our capital expenditures on projects that are currently in progress, increasing our total production capacity as well as improving efficiency in the processes.  We expect the great bulk of our expenditures to occur in Brazil, although we expect to continue to dedicate a portion of our capital expenditures to our internationalization project, including the completion of construction of our plant in Abu Dhabi, United Arab Emirates.  We use both internal and external sources of funds for our capital expenditures.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Competitive Strengths

We believe our major competitive strengths are as follows:

•         Leading Brazilian Food Company with Strong Brands and Global Market Presence.  We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete both in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business, increase our offering of value-added products and increase our share of international markets.  In 2012, we slaughtered approximately 1.8 billion chickens and other poultry and 11.0 million hogs and cattle.  We sold nearly 6.3 million tons of poultry, pork, beef, milk and processed food products, including dairy products and other processed products, in the same year.  Our own and licensed brands are highly recognized in Brazil, and our export brands are well established in their respective markets.

•         Extensive Distribution Network in Brazil and in Export Markets.   We believe that we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil.  In addition, we export products to over 120 countries, and we have begun to develop our own distribution network in Europe, where we sell directly to food processing and food service companies and to local distributors, and in Asia through a joint venture. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign businesses, resulting in increased sales volumes and a broader reach of our product lines.

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

•         Diversified and Strategic Geographical Location.   In the meat business, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. The geographical diversity of our plants in ten Brazilian states also enables us to reduce transportation costs due to the proximity to grain-producing regions, while also being close to the country’s main export ports.  Our dairy operations are based in the main milk-producing areas of different regions of Brazil, allowing easy access to the consumer market.

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

•         Experienced Management Team.   Our senior management is highly experienced and has transformed our company during the last decade into a global business. Some members of our senior management have worked with us for over ten years, and the members of our senior management who joined our company during that period have seasoned experience in their professional capacities. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros), which requires adherence to the highest corporate governance standards of that Exchange.

Business Strategy

Our overall strategy is to use our competitive advantages as a food company with one of the most diversified chilled and frozen food product portfolios to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reducing volatility in our results. We will continue to seek balanced growth and consolidation among the business segments and product lines in which we operate, including, with regard to both the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main elements of our strategy are as follows:

•         Strengthen Our Global Distribution Network.   We continue to develop our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. In 2013, we expect to continue executing a long-term international distribution strategy in order to increase our brand awareness globally and expand into countries where we believe we can distribute our products profitably. We are focusing on expanding our distribution network in Europe, the Middle East and Asia so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. For example, we entered into a joint venture in China with DCH and began exporting pork to this joint venture in March 2012, allowing us access to DCH distribution network.

•         Further Develop Our Domestic and International Customer Base.   We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe that there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses.  Domestic market sales represented approximately 58.4% of our total net sales, while export market sales represented 41.6% in 2012.

•         Expand Our Core Business.   We intend to further develop our core business of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to increase scale and efficiency. For example, we are expanding our Lucas do Rio Verde Agroindustrial Complex to increase our production capacity for poultry, pork and processed products to meet long-term demand for these segments.

•         Diversify Our Product Lines, Focusing on Value-Added Processed Food Products.   We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. In 2009, we entered into a business combination with Sadia, which brought a wide array of processed food products to our portfolio and is also one of the largest exporters of poultry products in the world.  In 2011, we purchased two Argentine companies, Avex and Flora Dánica, in order to expand our competitive base, leverage our export platform and address the potential of the local Argentine market. Avex produces unprocessed poultry products, and Flora Dánica produces, among other items, mayonnaise, sauces and margarine.  In 2012, we formed two joint ventures, Rising Star Food Company Limited (China) and the Carbery Group (Brazil) – and acquired two companies, Quickfood (Argentina) and Federal Foods (United Arab Emirates).  In addition, we invested in a new Technology Center in Jundiaí (in the State of São Paulo) in order to develop new products and lines.  We may also pursue other acquisitions and/or build new industrial plants to support these strategic goals.

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

•         Synergies.  Our acquisitions in recent years, including our business combination with Sadia, have created synergies. Our business combination strategy aims to expand our businesses in both the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term from our mergers and acquisitions. We select potential business combination transactions in line with our strategy of bringing to our company a diverse range of processed food, meat and dairy products, distribution networks and customer relationships in both our domestic and export markets that can be integrated with and leveraged from our own operations.

•         Strategic Management.  We have adopted a long-term strategic plan, the BRF 15 Strategic Plan, to be one of the world’s premier food companies by 2015, admired for its world-class brands, innovation and results. We also expect to begin, internal discussions on the BRF 20 Strategic Plan, preparing us for the coming decade.

Our BRF 15 Strategic Plan

                We have formulated a long-term strategic plan focused on growth over the coming years.  As we integrate the operations of BRF and Sadia, we expect to shift our focus to strategies for achieving organic growth.  Although our investments will continue to be significant, we expect them to decrease in 2013-2014.  We expect to focus our investments on increased productivity and optimization of, and return on, invested capital, using existing capacity to pursue a globalized company with a wide and innovative portfolio of products to satisfy the diverse consumer profiles around the globe.

                Domestically, we expect to undertake efforts to identify the role and positioning of each product category.  We expect to take advantage of the potential of the Sadia  name as an iconic brand.  At the same time, we expect to continue to maintain the Perdigão brand to keep it relevant in consumers’ minds in spite of the decrease in sales volumes of products using that brand following the transaction with Marfrig.

                We will endeavor to achieve synergies in our distribution, using our distribution centers to offer a full spectrum of brands, delivering products using the same trucks and invoicing products from a single legal entity.

                Internationally, we expect to focus on four complementary themes:  brand, portfolio, progress in distribution and local production.  With long-term planning, we expect to change our international profile and position ourselves to focus less on commodities and more on processed goods.  To this end, we expect any strategic transactions to be focused on acquisitions of processors and distributors in the international market, the construction of factories and the development of products and marketing campaigns for different cultures and tastes, consolidating Sadia  as a premium brand.

                The specific objectives under our BRF 15 Strategic Plan in each of our segments are set forth below.

Domestic Market

•         Meat products:

o        consolidate our position in active markets;

o        grow in categories capable of expansion;

o        correctly position brands;

o        add new categories/innovation to the business;

o        focus on market share value; and

o        promote service excellence.

Foreign Market

•         Expand operations through acquisitions of processing and distribution units and local brands, using raw materials produced especially in Brazil due to competitive production costs;

•         Consolidate active markets, reaching retail and food-services customers and developing products according to each market’s demands in order to reduce export margin volatility; and

•         Maintain a specific strategy for each area of operations:

o        Middle East: Build a factory with capacity for 80 thousand tons of processed foods; consolidate our market position; strengthen our brands; and increase retail and food services penetration.

o        Latin America: Expand processed foods production; make progress on our distribution chain and brands; add synergies from newly acquired businesses; seek enriched brands and portfolios with a production base in Argentina.

o        Far East: Reposition the Sadia  brand as a premium brand; strengthen the value-added product mix, particularly in Japan and China; maintain our joint venture to improve product distribution and processing; and focus on retail and food services.

o        Europe: Improve the product mix and customer portfolio and make progress along the distribution chain.

o        Africa: Strengthen the Perdix  and Sadia  brands and enter new markets with significant consumer potential.

Dairy Products

•         Consolidate our market position in the cheeses segment;

•         Capture synergies in the sales and distribution areas;

•         Pursue return with lower capital requirements;

•         Review dry goods positioning; and

•         Increase our brands’ competitive edge and our portfolio’s added value.

Food Services
• Strengthen our competitive position in the food-services market, building basic and distinctive competencies at BRF, generating growing profitability.

B.                  Business Overview

Products

We are a food company that focuses on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products under several brands. Our processed products include marinated, frozen, whole and cut Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, mayonnaise, mustard, ketchup, juices, soy products, animal feed, fresh pasta, sweet specialties and sandwiches.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

During 2012, we launched over 450 new products.  The principal innovations were made in the lines and brands for ready-to-eat dishes, pizzas, Meu Menu, Ouro, breaded products, processed products, dairy products, frozen vegetables and margarines, including the Sadia Mini Chefs and Sadia Sabor & Equilíbrio lines, both ready-to-eat dishes with a healthy appeal, and Perdigão  mayonnaise.  Our launches included 99 products for the domestic market segment, 219 products for our export markets, 54 new products in our dairy segment and 82 new products for our food services segment.

Poultry

We produce frozen whole and cut poultry, partridges and quail. In 2012, we slaughtered approximately 1.79 billion chickens and other poultry, compared to 1.76 billion in 2011.  We sold 2,186 thousand tons of frozen chicken and other poultry products in 2012, compared to 1,932 thousand tons in 2011 and 1,895 thousand tons in 2010. Most of our poultry sales are to our export markets.

Pork and Beef

In 2012, we slaughtered approximately 10.87 million hogs and cattle, compared to 10.85 million in 2011. We raise hogs but do not raise cattle at our facilities.  Although most of hogs that we slaughter are used for processed products in the domestic market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses.  We are developing our export customer base for pork and beef cuts.  In 2012, we sold 463 thousand tons of pork and beef cuts, compared to 404 thousand tons of pork and beef cuts in 2011 and 427 thousand tons in 2010.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, dairy products, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products.  We sold 2,159 thousand tons of processed foods in 2012, compared to 2,303 thousand tons in 2011.  Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

We agreed to divest the Doriana  and Delicata  brands as part of our agreement with the CADE described in “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”  In the future, we will focus our marketing of margarine on our other brands.

Mayonnaise, Mustard and Ketchup

We began sales of mayonnaise, mustard and ketchup in 2012 under the Perdigão  brand name as part of our strategy to diversify our product lines and to take advantage of our production capacity for these products in Argentina.

Dairy Products

We produce and sell a wide range of dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts.  In 2012, we produced 988.9 thousand tons of dairy products, compared to 1,102.1 thousand tons in 2011, and we sold 1.1 million tons in 2012, in line with 2011.

The 1.1 million tons sold in 2012 were divided among our dry division, our fresh and frozen division, and other sale.  We sold 762 thousand tons in our dry division, which includes UHT milk, powder milk, juices and others, in 2012, compared to 834 thousand tons in 2011.  In our fresh and frozen division, which includes pasteurized milk, cheese, deserts and yogurts, we sold 216 thousand tons in 2012, compared to 236 thousand tons in 2011.  Most of our dairy product sales were in the domestic market.

Other

We produce animal feed mainly to feed poultry and hogs raised by us.  In 2012, we produced 11,832 thousands of tons of feed and premix, compared to 11,239 thousands of tons in 2011. However, we also sell a small portion of our animal feed production to our integrated outgrowers or to unaffiliated customers.  We produce a limited range of soy-based products, including soy meal and refined soy flour. We also produced soybean oil until 2005, when we sold our soybean oil plant, located in the city of Marau in the State of Rio Grande do Sul, to Bunge Alimentos because we determined that soybean oil was neither a core business product nor a business scope product to our company.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the third largest producer, and the leading exporter, of poultry in the world for 2012, based on estimates calculated by the USDA, according to tonnage data compiled as of October 2012.  Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years, and Brazil was the number one global poultry exporter in 2012. This development can be explained by the increase of Brazilian companies’ production dedicated to exports, as well as by the competitiveness of Brazilian poultry. Sanitary issues in the main producing countries, such as the Bovine Spongiform Encephalophy (“BSE”) cases in Europe, avian influenza cases in Thailand and both BSE and avian influenza cases in the United States in recent years have changed the world poultry trade dynamics.  Reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts. Additionally, in recent years, several new markets in Eastern Europe, Africa and the Middle East have been opened to Brazilian chicken exports. By 2012, Brazil had access to approximately 150 markets worldwide.

According to the USDA, global poultry trade increased 3.6% in 2012, while Brazilian poultry exports decreased 0.6% in the same period, reaching 3.9 million tons according to SECEX. Exports of poultry parts increased almost 3.7%, representing 54.7% of the total exported volumes. Whole chicken, which represents 36.2% of the total, decreased 5.7%. The main destinations were Saudi Arabia, Hong Kong and Japan, which increased total imports from Brazil by 1.0%, and decreased 9.6 % and 13.9%, respectively.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Broiler Producers	2012(1)	2011(1)	2010
	(in thousands of tons – “ready to cook” equivalent)
U.S.	16,476	16,694	16,563
China	13,700	13,200	12,550
Brazil	12,750	12,863	12,312
European Union (27 countries)	9,480	9,310	9,202
India	3,160	2,900	2,650
Others	26,856	25,694	24,595
Total	82,422	80,661	77,872

Primary Broiler Exporters	2012(1)	2011(1)	2010
	(in thousands of tons – “ready to cook” equivalent)
Brazil	3,478	3,443	3,272
U.S.	3,211	3,162	3,069
European Union (27 countries)	1,080	1,035	929
Thailand	540	467	432
China	400	423	379
Others	1,152	992	786
Total	9,861	9,522	8,867

Primary Broiler Consumers	2012(1)	2011(1)	2010
	(in thousands of tons – “ready to cook” equivalent)
China	13,540	13,015	12,457
U.S.	13,318	13,664	13,470
Brazil	9,273	9,421	9,041
European Union (27 countries)	9,140	8,997	8,954
Mexico	3,564	3,473	3,364
Russia	3,215	3,044	2,961
Others	28,939	27,826	26,475
Total	80,989	79,440	76,722

(1) Based on preliminary data.

Source: USDA, October 2012.

Pork

Brazil is the fourth largest producer and exporter, and the fifth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production and consumption of pork has increased since 2009.  According to ABIPECS, pork exports were 581,477 tons in 2012.  The USDA expects an increase in global production and consumption of pork in 2013 of 0.3% and 0.4%, respectively. Brazilian pork exports in 2013 are expected to rise 12.6%, to 654,743 tons, according to ABIPECS.  Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Measured by the average birth rate of piglets, productivity has doubled since the 1970s, and the birth rate has reached 24 animals per female. Research developments have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders also contributed to the production increase.

Russia lost its position as Brazil’s major destination of pork meat due to the current ban on imports from several Brazilian states. Ukraine is now the largest importer from Brazil, representing about 24.0% of total Brazilian exports, followed by Russia, Hong Kong and Angola. Russian imports from Brazil rose 0.5%, from 2011 to 2012, while Ukrainian and Angola imports increased 125% and 21.0%, respectively. Volumes exported from Brazil to the Asian market in 2013 are expected to increase. Moreover, the recent approval of Brazilian imports of pork by the United States may facilitate approval of exports to Japan and South Korea. These Asian markets are important due to the amount of meat they consume and their demand for better quality products with greater value added. Brazilian exports are also expected to be approved in Europe, a market with a high level of health standards for imports.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2012(1)	2011(1)	2010
	(in thousands of tons – weight in equivalent carcass)
China	51,400	49,500	51,070
European Union (27 countries)	22,750	22,938	22,571
U.S.	10,575	10,331	10,186
Brazil	3,260	3,227	3,195
Russia	2,045	2,000	1,920
Vietnam	2,000	1,960	1,930
Others	12,333	12,028	12,061
Total	104,363	101,984	102,933

Main Pork Exporters	2012(1)	2011(1)	2010
	(in thousands of tons – weight in equivalent carcass)
U.S.	2,425	2,354	1,916
European Union (27 countries)	2,280	2,204	1,755
Canada	1,250	1,197	1,159
Brazil	605	584	619
China	215	244	278
Chile	170	139	130
Others	292	274	225
Total	7,237	6,996	6,082

Main Pork Consumers	2012(1)	2011(1)	2010
	(in thousands of tons – weight in equivalent carcass)
China	51,940	50,004	51,157
European Union (27 countries)	20,490	20,753	20,841
U.S.	8,457	8,340	8,653
Russia	3,020	2,971	2,835
Brazil	2,656	2,644	2,577
Japan	2,533	2,522	2,488
Others	14,695	14,348	14,192
Total	103,791	101,582	102,743

(1) Based on preliminary data.

Source: USDA, October 2012.

Beef

We began to produce beef cuts in 2005 for sale in our export markets and in the Brazilian market. Brazil is the second largest producer, exporter and consumer of beef in the world, according to tonnage data compiled by the USDA.  The USDA expects a slight increase in global beef production, consumption and exports from 2012 to 2013 around 0.6%, 0.1% and 7.6%, respectively. The slight growth in world production is explained in part by the reduction of production in the United States, due in part to a drought that left producers with a severe shortage of pasture. Argentine cattle and beef production is expected to recover slightly in 2013, influenced by higher cattle prices, which has encouraged producers to invest in their production.

	World Beef Panorama
Main Beef Producers	2012(1)	2011(1)	2010
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,709	11,988	12,046
Brazil	9,210	9,030	9,115
European Union (27 countries)	7,815	8,023	8,048
China	5,540	5,550	5,600
India	3,643	3,244	2,842
Argentina	2,620	2,530	2,620
Others	16,633	16,623	17,014
Total	57,170	56,988	57,285

	World Beef Panorama
Main Beef Consumers	2012(1)	2011(1)	2010
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,666	11,651	12,038
Brazil	7,876	7,730	7,592
European Union (27 countries)	7,855	7,941	8,147
China	5,524	5,523	5,589
Argentina	2,452	2,320	2,346
Russia	2,412	2,417	2,505
Others	17,728	17,793	17,925
Total	55,513	55,375	56,142

	World Beef Panorama
Main Beef Exporters	2012(1)	2011(1)	2010
	(in thousands of tons – weight in equivalent carcass)
India	1,680	1,294	917
Brazil	1,394	1,340	1,558
Australia	1,380	1,410	1,368
U.S.	1,124	1,263	1,043
New Zealand	521	503	530
Others	2,225	2,305	2,419
Total	8,324	8,115	7,835

(1) Based on preliminary data.

Source: USDA, October 2012.

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

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, Hybrid, Aviagen do Brasil and sometimes from Agrogen. We send these eggs to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock.  The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. We also buy a small percentage of our parent stock from another supplier.  The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,845 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2012.  We hatch these eggs in our 29 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 10,254 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2012, we had a fully automated slaughtering capacity of 35.5 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres, Dalland, DanBred, Agropecuária Imbuial and Master Agropecuária, or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 4,146 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2012, we had a pork slaughtering capacity of 238,620 heads per week.

Beef

We do not raise cattle at our facilities (confined cattle). We purchase cattle primarily from local producers in the region of Mirassol D’Oeste and Várzea Grande in the State of Mato Grosso. Although we purchase cattle on the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle and cut and package the beef.

Under limited circumstances, we may contract for our own cattle confinement or enter into a partnership for that purpose.

At December 31, 2012, we had a beef slaughtering capacity of 12,000 heads per week.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina and Rio Verde in the State of Goiás.  In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

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

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We also produce margarines in our plant in Paranaguá, State of Paraná, under the brands Qualy  and Deline.  We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products. We agreed to divest the Doriana  and Delicata  brands as part of our agreement with the CADE described in “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”  In the future, we will focus our marketing of margarine on our other brands.

Dairy Products

The following graphic is a simplified representation of our dairy products chain.

Dairy Products Production Chain

We produce dairy products at 13 plants. We receive milk from a network of over 13,000 milk producers in the southeast, south and midwest of Brazil. The milk is purchased mainly from local producers, and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 31 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2012,  we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais and Bahia. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus, Amaggi and Coamo, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting our Results of Operations—Commodity Prices.”

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets. We must pay for some of these products in U.S. dollars because we must import them.

Suppliers

We generally use a bidding process to select our suppliers based on technical and commercial requirements. We have had long relationships with many of our suppliers, both in Brazil and abroad. We periodically evaluate the efficiency of our suppliers in terms of quality, lead time, and service levels.  We have a code of conduct for suppliers that aims to establish rules that will govern the behavior of suppliers and social-environmental ethics in the relationship with our company.

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 2012, Brazil had an estimated population of 193.95 million people, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” According to IBGE, Brazil had a GDP of R$4.4 trillion for 2012 versus R$4.1 trillion in 2011, representing an increase of 7.3% over its GDP of R$4.1 trillion for 2011, in each case in nominal terms.

The Central Bank of Brazil (Banco Central do Brasil, or the “Central Bank”) show that the Brazilian GDP in 2012 increased 0.9% in real terms compared to 2011. The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the IBGE, was 5.91% in 2010, 6.50% in 2011 and 5.84% in 2012, continuing a trend of relatively high rates of inflation. The Brazilian government has implemented fiscal and monetary policies in order to mitigate the impact of the global economic crisis on the Brazilian economy and in order to minimize inflation and to endeavor to keep inflation within a target range

Brazil is one of the largest consumers of meat, with per capita meat consumption of 102.1 kilograms in 2012, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class in Brazil has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., “Seara” (which is owned by Marfrig).  The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers.  For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products that are more similar to commodities in nature.

The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

We set forth below our estimates of the size of certain of our relevant markets.  We produce these estimates by beginning with data we receive from A.C. Nielsen, which is based on data reported by us and certain of our competitors.  We then add to that data using our own internal estimates for areas of the country or categories of products that are not covered by the A.C. Nielsen data.

Based on these estimates, we believe the frozen processed meats market in Brazil accounted for revenues of approximately R$2.2 billion in 2012, approximately the same as in 2011.  The specialty meat market in Brazil accounted for revenues of approximately R$17.1 billion in 2012, in line with 2011 and the frozen pasta market in Brazil accounted for revenues of approximately R$785 million in 2012, compared to R$753 million in 2011.  The frozen pizza market in Brazil accounted for revenues of R$594 million in 2012, compared to R$604 million in 2011.

Based on our estimates, we believe the Brazilian market for dairy processed products (yogurts, desserts, probiotic milk and the Petit Suisse brand) totaled approximately R$23.8 billion in 2012, compared to R$22.4 billion in 2011.

Based on our estimates, the size of the Brazilian margarine market was approximately R$3.6 billion in 2012, compared to R$3.2 billion in 2011.

Export Markets

Brazil is a leading player in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production.  Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, sanitary requirements, disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry and in natura beef products and therefore will not accept Brazilian poultry or beef imports). In addition, outbreaks of animal disease may result in bans on imports (e.g., Russia, in the past, has banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states and, more recently, has prohibited imports of Brazilian pork, beef and poultry from several Brazilian states since June 2011, citing health and sanitary reasons). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of this meat. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products. Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. China, for example, suspended supplies of live poultry to Hong Kong in late 2011 after a dead chicken tested positive for the H5N1 virus. From 2003 to 2013, there have been 622 confirmed human cases of avian influenza and 371 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease were to be detected in Brazil, or if it began to be transmitted from human to human, global demand for poultry products would likely decline for a period whose length cannot be predicted.

Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza in many countries. On June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (particularly, Mexico, the United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

In our export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts as well as increasing volumes of processed food products.

Sales

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 58.4% of our net sales in 2012 and 60.0% in 2011. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 41.6% and 40.0% of our net sales in 2012 and 2011, respectively.  None of our customers (or groups of affiliated customers) accounted for more than 5.0% of our total net sales in 2012.

The table below demonstrates the breakdown of our net sales for the periods indicated:

	2012	2011
Domestic Market
Poultry	5.2%	4.8%
Pork/Beef	4.0%	3.7%
Processed food products	36.6%	42.6%
Milk	9.5%	6.7%
Other	3.1%	2.2%
Total domestic market	58.4%	60.0%
Export Markets
Poultry	27.3%	26.2%
Pork/Beef	6.6%	6.0%
Processed food products	7.7%	7.6%
Total export markets	41.6%	40.0%
Total	100.0%	100.0%

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2012 and 2011

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

One of our strategies is to continue to expand our food service client base, which includes Burger King, McDonalds and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

Our domestic distribution network uses 33 distribution centers in 14 Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 46 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 23 of our distribution centers and lease the remaining ten centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

Export Markets

We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other countries. The graphs below set forth a breakdown of our export net sales by region.

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

The graph below shows the approximate percentage of our market share for 2012 in the main categories in which we compete, based on data received from A.C. Nielsen.  The percentages are based on revenue data for twelve-month periods that vary according to the category but include most of 2012 in each case.

Source: A.C. Nielsen

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Domestic Market.”

In the specialty meat market, we compete against Aurora and Marfrig, while the remainder of the market is represented by several small players.  In the frozen processed meat market (which includes hamburgers, steaks, breaded meat kibes  and meatballs), we are the leader in the market, followed by Marfrig and other smaller players.  In the frozen pasta market (which includes lasagnas and other products), we are the leaders in the market, followed by Marfrig, Pif Paf Alimentos S.A. (“Pif Paf”) and Comércio e Indústria de Massas Alimentícias Massa Leve Ltda. as our main competitors.  In the frozen pizza market, we are also the leader of the market, followed by Marfrig, Dr. OetkerBrasil Ltda. and PifPaf.  In the margarine market, we also detained the majority of the market share, followed by Bunge Alimentos, Unilever and Vigor Alimentos S.A., an affiliate of JBS S.A. In the dairy processed product market (including yogurts, desserts, probiotic milk), we compete against Danone, Nestlé and Paulista, along with other smaller players.

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

Export Markets

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Marfrig competes with us internationally and has many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. In the second quarter of 2012, JBS S.A. announced the lease of Doux Frangosul S.A. and Agro Avícola Industrial poultry plants in Brazil, and in the second half of 2012, the company began exporting chicken, especially to the Middle East, increasing competition in the region. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers

We exported U.S.$5.1 billion, an increase of 4.1% over the same period last year, and ranked as the fourth largest Brazilian exporter, according to SECEX, in 2012.  We believe we export significantly more than our main Brazilian competitor.

In our export markets, we compete primarily based on quality product portfolio, cost, selling price and service to our customers.

Distribution of Products

Domestic Market

We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our transit facilities. We reach approximately 98.0% of the Brazilian territory through a nationwide distribution network.  As of December 31, 2012, we operated 33 distribution centers and 46 transit points.

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

In the past, we have occasionally experienced disruptions at the ports that have posed logistical challenges. In 2008, for example, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events led to delays in exports that adversely affected our export revenues during that period.

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but they also tend to last longer than strikes by government agents. In 2007 and 2008, for example, sanitary inspectors struck for approximately a month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, The Netherlands, Italy, Hungary, France, Germany, Spain, Russia, Argentina, Chile, Uruguay, South Africa, China, Japan, Singapore, Saudi Arabia and the United Arab Emirates; and through administrative offices in Austria, Portugal and Cayman Islands. We coordinate our marketing efforts in our main export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and we are able to deliver products within approximately two days of receiving an order in 15 of those countries. We intend to expand our distribution network in order to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe, which would allow us to distribute those products more effectively as we have done with our 2008 Plusfood acquisition.  It is important to highlight the new line for producing breaded products opened in 2012 at our Plusfood factory.

Far East. In Japan, our largest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet. We recently signed an agreement for a joint venture with DCH aimed at improving our position in the value chain in China by distributing Sadia-branded products through the joint venture.

Eurasia. In Russia and other regions of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens.  However, Russia imposes quotas on imports of poultry, pork and beef products from Brazil and other exporting countries. In addition, it is not uncommon for Russian quotas for poultry, pork, and beef products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.  In addition, since June 2011, Russia imposed restrictions on Brazilian exports of pork, beef and poultry from several Brazilian states, citing health and sanitary issues, and this ban remains in place.  Due to these restrictions, we increased our sales to Ukraine during 2012, and the country became one of our main markets in Eurasia last year.  However, Ukraine announced in the second half of 2012 that it would increase tariffs for several products, including meats.  Although these tariffs have not yet been implemented, we expect that these increases may occur in 2013.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, Sadia  is recognized as a Top of Mind brand in the region, according to Ipsos Research, a third-party consulting firm that prepared a study for us. In 2012, we took two important steps in increasing our presence in the region:  (1) we acquired 49% of the capital stock of Federal Foods, a leading food company in the United Arab Emirates, at the end of 2012 and (2) we began construction of a new processed food plant in Abu Dhabi, United Arab Emirates.

Africa. In Angola and other countries in Africa, we have identified a number of opportunities in the processed category, driven by sub-categories such as margarine and ready-to-eat meals. We sell to large distributors, primarily frozen whole and cut chickens, and chicken franks. We expect to relaunch the Sadia  brand in 15 countries in Africa in 2013 with a focus on the retail and food services channels and a new product portfolio to include breaded products, pastas, frankfurters and hamburgers.

Americas and Other Countries. We sell modest amounts of our products to several countries in Latin America and the Caribbean, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada.  However, our sales to many of these countries are subject to significant fluctuations in demand.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the Perdigão and Batavo brands in the domestic market and under the Sadia, Perdix, Fazenda, Paty, Qualy Borella, Confidence and other brands in our export markets, as described below under “—Marketing.”

We also own several brands for specific products or product lines. In our domestic market, these brands include, but are not limited to, Chester®, Turma da Mônica (licensed trademark, under a contract valid until 2013), Toque de Sabor (for Lasagnas), Claybom, Pense Light, Bio Fibras, Naturis, Perdigão Ouro, Elegê  and Nabrasa.

In our export markets, besides the brands listed above, we also use the following trademarks: Halal  (in the Middle East other than Saudi Arabia), Unef  (in Saudi Arabia), Sulina  (in Hong Kong and Singapore) and Alnoor  (in several Middle Eastern countries).

We commenced sales of margarine in 2005. We purchase margarine from an agricultural cooperative supplier for resale done by us. We initially sold margarine under two brand names (Turma da Mônica and Borella). In June 2007, we acquired from the company Unilever the margarine brands Doriana, Delicata  and Claybom, as well as the equipment to produce such margarines. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel  and Becel ProActiv in Brazil.

In 2008, we completed the acquisition of Eleva Alimentos S/A, consequently assuming all its rights and obligations, including its trade mark Elegê. In 2008, we also acquired Maroca e Russo Indústria e Comércio Ltda. (Cotochés) by incorporation and assumed all of its rights and obligations, including the regional brand registered as a trademark Cotochés.

In 2009, we entered into a business combination with Sadia, and Sadia became our wholly-owned subsidiary. Sadia sells its products mainly under the brands Sadia, Hot Pocket, Miss Daisy, Speciale Sadia, Sadilar, Deline and Qualy  (for margarines) in the domestic market. In our export markets, Sadia uses the following brands: Sadia, Hilal, Qualy, Corcovado  and Sahtein.

Under our agreement with the CADE in connection with the approval of our business combination with Sadia, we agreed to divest the Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana  and Delicata brands.  We also agreed to suspend the use of the Perdigão and Batavo  brands with respect to several product lines in the Brazilian market for periods ranging from three to five years.  See “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”

As a result of the merger of Sadia into BRF on December 31, 2012, we have assumed all of Sadia’s rights and obligations, meaning that its trademarks are our property. We currently market our products primarily using trademarks Sadia, Hot Pocket, Miss Daisy, Speciale Sadia, Sadilar, Nuggets, Deline  and Qualy  (the last two specifically for margarines) in the domestic market. In our export markets, we sell products mostly under the following brands: Sadia, Hilal  (in Middle East), Corcovado  (in Asia), Qualy  (mostly in South America) and Sahtein  (in Middle East).

The Sadia trademark is registered in more than 90 countries in the Middle East, the Caucasus and Latin America, including Saudi Arabia, United Arab Emirates, Egypt, Bahrain, Yemen, Iran, Iraq, Israel, Lebanon and Oman. Sadia’s mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, and this protection extends to countries other than Brazil. Sadia maintains an active marketing program using both electronic and printed media. In addition, Sadia has patents registered in Brazil and more than 20 other countries. Sadia has applied to have the Sadia trademark recognized as a “well known trademark” by the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial – INPI), which granted us that recognition in June 2011.

Finally, we are owners of several domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “perdix-international.com.br,” “claybom.com.br,” “sadia.com.br,” “missdaisy.com.br,” “hotpocket.com.br,” “clubequaly.com.br,” “sadiafoodservices.com.br,” “batavo.com.br,” “brasilfoods.com” and “brf-br.com.”

Regulation

The Brazilian Ministry of Agriculture regulates our activities through the Secretary for Agriculture and Cattle Breeding Defense (Secretaria de Defesa Agropecuária) and the Animal Products Inspection Department (Departamento de Inspeção de Produtos Animais). This department is responsible for issuing regulations, conducting inspections and providing legal support relating to livestock, animal breeding, food processing and any other activity involving animal-related affairs in the Brazilian territory. Under applicable regulations, facilities that handle animal products must obtain permits and authorizations from the Brazilian Ministry of Agriculture including a license to operate each facility and must submit to periodic monitoring by the Brazilian state where the facility is located.

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

Marketing

Our marketing efforts are based on (1) diversifying our product lines, including focusing on value-added processed foods that tend to be less price-sensitive than our poultry and pork cuts and can be targeted to specific markets, (2) using a coherent brand strategy so that our brands are recognized and associated with premium products and (3) reinforcing our reputation for quality by emphasizing superior service to our customers. We intend to further consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the domestic market, we historically marketed our products primarily under the Perdigão brand. Since our business combination with Sadia, we have also sold our products under the brands Sadia, Qualy, Chester, Miss Daisy, Speciale Sadia, Sadilar, Deline, Hot Pocket and Turma da Mônica.  We acquired the Batavo  brand through our acquisition of Batávia in 2006 and 2007, and we acquired the Elegê  brand through our acquisition of Eleva Alimentos S/A in 2008.  Under our agreement with the CADE in connection with the approval of our business combination with Sadia, we agreed to suspend the use of the Perdigão and Batavo  brands with respect to several product lines in the Brazilian market for periods ranging from three to five years and to divest the Rezende, Wilson, Texas  and Tekitos  brands and other brands.  See “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”

We also have well-known brands for specific products, such as our Chester® roosters, one of the most popular brands for premium poultry products in Brazil. In addition, we offer a popular Turma da Mônica line of processed foods for children. We have a licensing agreement to use the name and image of Mônica, a well-known cartoon character in Brazil, and we use this brand for a wide variety of products, including our Turma da Mônica brand margarine for kids. In 2007, we acquired from Unilever the margarine brand Claybom  and other brands, and also established a joint venture with Unilever to use the margarine brand Becel.

In our export markets, Sadia  has become a premium brand focused on added value and innovation.  For the last two years, we have been defining our brand architecture with the support of two global companies specialized in branding and research. More than 7,000 people in 17 countries in Africa, Latin America, Europe, Far East and Middle East have participated in qualitative and quantitative research in connection with the international positioning and identity of our Sadia  brand. Our Perdix  brand, which was historically our premium brand prior to our business combination with Sadia, still plays an important role in our portfolio and is positioned as a mainstream brand dedicated to the sale of large volumes and products tailored to local demand.  Since our business combination with Sadia, we have also used the brands Hilal, Corcovado  and Sahtein  in our export markets.

For more information, see “—B. Business Overview—Intellectual Property.”

C.                  Organizational Structure

See “—A. History and Development of the Company––Corporate Structure.”

D.                  Property, Plant and Equipment

Production

In the domestic market, we operate 30 meat processing plants, 11 dairy products processing plants, two margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plant, all of them near our raw material suppliers or the main consumer centers.

In our export markets, we operate six meat processing plants, one margarine and oil processing plant, one sauces and mayonnaise processing plant, one pasta and pastries processing plant, one frozen vegetables processing plant and one cheese processing plant.

In 2011, we terminated our operations at São Lourenço do Sul in the State of Rio Grande do Sul and Itatiba in the State of São Paulo.  We transferred production from those plants to Carambeí in the State of Paraná (milk-based beverages) and Teutônia in the State of Rio Grande do Sul (pasteurized milks).

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Araucária	Paraná	Hatcheries
Arroio do Meio	Rio Grande do Sul	Animal feed and hatcheries
Bom Conselho*	Pernambuco	Animal feed
Bugio Agropecuária*	Santa Catarina	Pork slaughtering
Buriti Alegre	Goiás	Poultry slaughtering
Camargo*	Rio Grande do Sul	Animal feed
Campos Novos	Santa Catarina	Pork slaughtering

Production Plant	State of Location	Activities
Campos Novos*	Santa Catarina	Animal feed
Campo Verde	Mato Grosso	Animal feed and hatcheries
Capinzal	Santa Catarina	Slaughtering, poultry processing and hatcheries
Carambeí	Paraná	Poultry slaughtering
Carambeí*	Paraná	Animal feed
Castro	Paraná	Hatcheries
Castro*	Paraná	Animal feed
Catanduvas	Santa Catarina	Animal feed
Caxias do Sul	Rio Grande do Sul	Pork slaughtering, hatcheries
Caxias do Sul*	Rio Grande do Sul	Animal feed
Céu Azul*	São Paulo	Poultry slaughtering
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Chapecó*	Santa Catarina	Animal feed
Concórdia	Santa Catarina	Poultry slaughtering and porks, industrialized products processing, animal feed and hatcheries
Concórdia*	Santa Catarina	Animal feed
Dois Vizinhos	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatcheries
Faxinal dos Guedes	Santa Catarina	Animal feed and hatcheries
Francisco Beltrão	Paraná	Poultry (including Turkey) slaughtering and animal feed
Francisco Beltrão*	Paraná	Animal feed
Garibaldi*	Rio Grande do Sul	Hatchery, poultry slaughtering and animal feed
Gaurama	Rio Grande do Sul	Animal feed
Guapiaçu*	São Paulo	Animal feed
Herval D’Oeste	Santa Catarina	Pork slaughtering and pork processing
Içara*	Santa Catarina	Animal feed
Jataí	Goiás	Poultry slaughtering, animal feed and hatcheries
Lages*	Santa Catarina	Hatcheries
Lajeado	Rio Grande do Sul	Pork and poultry slaughtering and pork processing
Lajeado*	Rio Grande do Sul	Animal feed, hatcheries and poultry slaughtering
Lucas do Rio Verde	Mato Grosso	Poultry slaughtering and pork, industrialized products, animal feed and hatcheries
Marau	Rio Grande do Sul	Poultry slaughtering and pork, industrialized products, Animal feed and hatcheries
Mineiros	Goiás	Special poultry (turkey and Chester®) slaughtering and processing
Mirassol D’Oeste	Mato Grosso	Beef plant
Nova Marilândia*	Mato Grosso	Poultry slaughtering and animal feed
Nova Mutum	Mato Grosso	Poultry slaughtering, animal feed and hatcheries
Palmas	Paraná	Hatcheries
Piraí do Sul*	Paraná	Animal feed
Ponta Grossa	Paraná	Pizzas, pasta, desserts (Miss Daisy), industrialized products processing
Porto Alegre	Rio Grande do Sul	Animal feed
Rio Claro	São Paulo	Hatcheries
Rio Verde	Goiás	Pork and poultry slaughtering; poultry, pork, pies and pasta processing
Rio Verde	Goiás	Animal feed
Sagrinco*	Santa Catarina	Poultry slaughtering and porks
Serafina Corrêa	Rio Grande do Sul	Poultry slaughtering
Tatuí	São Paulo	Industrialized products
Toledo	Paraná	Poultry and pork slaughtering, industrialized products processing, animal feed, and soybean oil
Toledo*	Paraná	Animal feed
Uberlândia	Minas Gerais	Poultry (including turkey) and pork slaughtering, industrialized products processing and animal feed
Uberlândia*	Minas Gerais	Animal feed

Production Plant	State of Location	Activities
Várzea Grande	Mato Grosso	Poultry slaughtering, industrialized products processing and animal feed
Videira	Santa Catarina	Poultry slaughtering, industrialized products, animal feed and hatcheries.
Vitória de Santo Antão	Pernambuco	Industrialized products
Dairy products:
Barra Mansa*	Rio de Janeiro	Dairy products
Bom Conselho	Pernambuco	Dairy products
Carambeí	Paraná	Dairy products
Concórdia	Santa Catarina	Dairy products
Condessa*	Minas Gerais	Dairy products
Ijuí	Rio Grande do Sul	Dairy products
Itumbiara	Goiás	Dairy products
Ravena	Minas Gerais	Dairy products
Santa Rosa	Rio Grande do Sul	Dairy products
Teutônia	Rio Grande do Sul	Dairy products
Terenos	Mato Grosso	Dairy products
Três de Maio	Rio Grande do Sul	Dairy products
Soybean and margarine:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Dois Vizinhos	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

*      Production facilities owned and operated by third-party producers who produce according to our specifications.

The table below sets forth our production facilities outside Brazil.

Production Plant	Location	Activities
Levino Zacardi	Carlos Casares, Buenos Aires, Argentina	Cheese
Danica	Llavallol – Lomas de Zamora, Buenos Aires, Argentina	Margarines and oils processing
Danica	Avellaneda, Buenos Aires, Argentina	Pastas and pastries
Danica	Villa Mercedes, San Luis, Argentina	Sauces and mayonnaise
Plusfood	Oosterwolde, Frisland, Netherlands	Industrialized products processing (frozen foods)
Plusfood	Wrexham, Wales, UK	Industrialized products processing (frozen foods)
QuickFood	San Jorge, Santa Fe, Argentina	Beef cuts, hamburger and fat
QuickFood	Baradero, Buenos Aires, Argentina	Embedded
QuickFood	Martínes, Buenos Aires, Argentina	Hamburger
QuickFood	Arroyo Seco, Santa Fe, Argentina	Frozen vegatables
Avex	Rio Cuarto, Córdoba, Argentina	Pork processing

Some of our real estate assets and related equipment are subject to liens incurred to secure our obligations under financing agreements, as described in Note 17 of our consolidated financial statements, as well as liens with respect to payment of taxes and civil and labor legal proceedings.

Distribution

We operate 33 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased
Aparecida de Goiânia, Goiás	Leased
Belém, Pará	Leased
Carambeí, Paraná	Owned
Cuiabá, Mato Grosso	Leased
Duque de Caxias, Rio de Janeiro	Leased
Embú, São Paulo (refrigerated goods)	Owned
Embu, São Paulo (dry goods)	Owned
Esteio, Rio Grande do Sul	Leased
ETP I Paranaguá (export)	Owned
ETP II Paranaguá (export)	Owned
Fortaleza, Ceará	Owned
Guadalupe, Piauí	Leased
Ijuí, Rio Grande do Sul	Owned
Itajaí, Santa Catarina	Owned
Jaguaré, São Paulo	Owned
Jundiaí, São Paulo	Owned
Manaus, Amazonas	Owned
Marau, Rio Grande do Sul	Owned
Pavuna, Rio de Janeiro	Owned
Pinhais, Paraná	Leased
Pinhais, Paraná	Owned
Ponta Grossa, Paraná (export)	Owned
Ravena, Minas Gerais	Owned
Ribeirão das Neves, Minas Gerais	Leased
Rio Verde, Goiás	Owned
Salvador, Bahia	Owned
Santa Rosa, Rio Grande do Sul	Owned
São José dos Pinhais, São Paulo	Leased
Teutônia, Rio Grande do Sul	Owned
Uberlândia, Minas Gerais	Owned
Videira, Santa Catarina	Owned
Vitória, Espírito Santo	Leased
Vitória do Santo Antão, Pernambuco	Owned

We operate 46 transit points in Brazil, in the locations set forth in the table below.

Transit Points	Owned or Leased
Apucarana, Paraná	Leased
Aracajú, Sergipe	Leased
Araçatuba, São Paulo	Leased
Barueri, São Paulo	Leased
Bauru, São Paulo	Owned
Brasilia, Distrito Federal	Leased
Campo Grande, Mato Grosso do Sul	Leased
Campo dos Goytacazes, Rio de Janeiro	Leased
Cascavel, Paraná	Leased
Chapecó, Santa Catarina	Owned
Chapecó, Santa Catarina	Leased
Esteio, Rio Grande do Sul	Leased
Feira de Santana, Bahia	Leased
Fortaleza, Ceará	Leased
Goiânia, Goiás	Leased
Guarapuava, Paraná	Leased
Guarulhos, São Paulo	Owned

Transit Points	Owned or Leased
Hortolândia, São Paulo	Leased
Içara (Criciuma), Santa Catarina	Leased
Imperatriz, Maranhão	Leased
Itabuna, Bahia	Leased
Itaim Paulista (Zona Leste), São Paulo	Leased
Limeira, São Paulo	Leased
Macapá, Amapá	Leased
Maceió, Alagoas	Leased
Marabá, Pará	Leased
Moóca, São Paulo	Leased
Natal, Rio Grande do Norte	Leased
Niterói, Rio de Janeiro	Leased
Paraiso do Tocantins, Tocantins	Leased
Passo Fundo, Rio Grande do Sul	Leased
Pelotas, Rio Grande do Sul	Leased
Pouso Alegre, Minas Gerais	Leased
Ribeirão Preto, São Paulo	Leased
Santa Maria, Rio Grande do Sul	Owned
Santos, São Paulo	Leased
São Bernardo do Campo, São Paulo	Leased
São José do Rio Preto, São Paulo	Leased
São José dos Campos, São Paulo	Owned
São José dos Pinhais, Paraná	Leased
São Luís, Maranhão	Leased
Seabra, Bahia	Leased
Sorocaba, São Paulo	Leased
Taipas (Caieiras), São Paulo	Leased
Teresina, Piauí	Leased
Uberlândia, Minas Gerais	Owned

On December 28, 2010, we entered into a purchase and sale commitment agreement related to the sale of Sadias’s corporate offices located at Vila Anastácio, City of São Paulo, for R$120.0 million. We received a down-payment of R$4.0 million in cash and a further R$8.0 million payment in cash and the remainder will be paid in equal monthly installments from the date when the purchaser took possession of the property, which was January 18, 2013.

Environment

Our activities are subject to stringent environmental laws and regulations at the local, state and federal levels regulating, among other things, the treatment and release of effluents and the management of industrial waste. In addition, our meat and dairy processing plants are subject to federal, state and/or local environmental licensing requirements.

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

We retain professionals with training in risk and waste management capable of prompt action in emergency situations. All our meat and dairy processing plants were built in compliance with applicable environmental laws relating to the disposal of effluents and waste. In addition, our Marau facility was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool that seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to the certification under ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series), respectively.  In 2009, 2010, 2011, 2012, eight of our units were certified according to the ISO 14001 standards: Paranaguá, Chapecó, Ponta Grossa, Capinzal, Herval d’Oeste, Marau Aves, Marau Suínos and Serafina Corrêa.

We have implemented an environmental policy based on ensuring that our activities and growth are developed in harmony with the environment. We have an Environmental Coordination Committee composed of members from different functions within our company that oversees implementation of our environmental policy and monitors our environmental practices.

We not only comply with all the environmental precautions required in the way we conduct our operations, but we also take part in environmental conservation initiatives and run a waste recycling system in conjunction with our integrated outgrowers and a program of reverse logistics for the waste of health services. Although we endeavor to comply with all environmental laws and regulations, from time to time, we have been required to enter into environmental agreements with the Brazilian government relating to noncompliance with environmental licensing requirements governing the management of solid waste and effluents. Under these agreements, we must, among other things, remediate contaminated soils. If we do not comply with these obligations, we may be subject to the imposition of daily fines.

On July 19, 2010, we signed a consent agreement (Termo de Ajustamento de Conduta) with the Municipality of Rio Verde, in the State of Goiás, to settle a dispute relating to deposits into a stream near our facility pursuant to which we were required to (i) pay R$100,000.00 as environmental compensation to the Municipal Environmental Fund (Fundo Municipal do Meio Ambiente); (ii) build a sidewalk and a wire fence around the Abóbora stream; (iii) build a 24-hour staffed water monitoring system to monitor water quality in the Abóbora stream; and (iv) discontinue use of a certain water reservoir. The consent agreement was fully performed and the proceeding was closed.

On March 11, 2010, Sadia executed a consent agreement with the Uberlândia Municipal Environmental Secretary (Secretaria Municipal de Meio Ambiente) by which it assumed the obligation of installation, operation and monitoring of a system capable of minimizing and eliminating the generation of odors outside the boundaries of the plant located in the Municipality of Uberlândia, State of Minas Gerais. The consent agreement was fully performed and the proceeding was closed.

On March 14, 2011, we executed a consent agreement (Termo de Ajustamento de Conduta) with the Environmental Foundation (Fundação Meio Ambiente) of the State of Santa Catarina relating to a missing environmental license relating to fire prevention following a fire that affected our unit in Videira. Under that consent agreement, we were required to pay R$287,750.00 as environmental compensation to the Environmental Foundation (Fundação Meio Ambiente) of the State of Santa Catarina. We are fulfilling all our legal obligations, and the forecast for completion of this administrative proceeding is for the 2015.

On May 13, 2011, we executed a consent agreement (Termo de Ajustamento de Conduta) with the State of Mato Grosso do Sul due to an accident that led to an effluent leakage in an area under environmental protection. Under the consent agreement, we agreed to install, operate and monitor a system capable of minimizing and eliminating odor leakages outside the boundaries of the treatment stations of our plant located in the Municipality of Dourados. The consent agreement was fully performed and the proceeding was closed.

On May 13, 2011, we also executed a consent agreement (Termo de Ajustamento de Conduta) with the Municipality Rio Verde, in the State of Goiás, pursuant to which we agreed (i) to pay R$480,000.00 as environmental compensation to the Municipality Rio Verde and (ii) to report the proper destinations of waste products arising from our Rio Verde plant and agreed not to undertake potentially polluting activity without authorization from the competent environmental agency. The consent agreement was fully performed and the proceeding was closed.

On October 21, 2011, Sadia executed a consent agreement (Termo de Ajustamento de Conduta) with the State of Mato Grosso pursuant to which it agreed to install, operate and monitor a system capable for monitoring wastewater treatment at its unit in the Municipality of Várzea Grande, State of Mato Grosso. The consent agreement was fully performed and the proceeding was closed.

On February 28, 2012, we executed a consent agreement with the Environmental Institute of Paraná (IAP), due to pollutant emissions at the Toledo facility, committing to implement improvements to the equipment. To date, the facility has already invested approximately R$342,800, leaving a balance of approximately R$136,200 to complete of this proceeding.

On March 1, 2012, we executed a consent agreement (Termo de Ajustamento de Conduta) with the Municipal Secretariat of Urban Planning and Environment of the State of Minas Gerais, regarding the Uberlândia facility. The term held eleven administrative proceedings involving effluent, noise, odor and industrial landfill. An action plan was developed to fulfill all commitments made, and on November 1, 2012, the proceeding was closed.

On May 30, 2012, we executed a consent agreement (Termo de Ajustamento de Conduta) with SUPRAM in Uberlândia in the States of Minas Gerais for the settlement of a legal reserve relating to certain rural properties. The agreement provides for 17 different obligations with which we are currently complying. The agreement also provides for payment of fines in case of breach.

On October 19, 2012, we executed a consent agreement (Termo de Ajustamento de Conduta) with the Prosecutor’s Office of the State of Rio Grande do Sul, regarding the Ivoti facility. The procedure was initiated due to the release of liquid untreated effluent. The consent agreement’s obligations have been fulfilled, and a fine in the amount of R$50,000 was paid, ending the proceeding on January 2, 2013.

On January 16, 2012, we executed a consent agreement (Termo de Ajustamento de Conduta) with the Department of Environment and Resource Water of the State of Mato Grosso do Sul, facility of Lucas do Rio Verde. The proceeding, which is now being complied with, relates to the lack of a proper environmental license for pork breeding operations.

Partnerships with integrated outgrowers is one of the strategies we use to ensure that our activities and those of our suppliers are performed according to world environmental standards. We are responsible for our integrated outgrowers’ licensing projects and provide technical support and guidance on the best way to manage environmental issues.

We are also aware of the need to increase and expand our environmental control systems in line with the pace of growth and diversification expected over the next few years. All new investments involving an increase in production must build enhanced effluent treatment plants and fuel and steam generation capacity to meet standards already reached elsewhere and, if possible, improve these standards.  In 2012, we invested R$156.9 million in environmental projects.

Insurance Coverage

We purchase insurance to cover the following risks: (1) fire, lightning, explosions and other risks to our property (buildings, equipment, machinery, furniture, inventories and goods), including business interruption insurance, with a combined maximum insured limit of R$600.0 million and assuming a total value at risk of our property and other insured assets of R$26.9 billion as of December 31, 2012 and R$23.9 billion as of December 31, 2011; (2) domestic and international cargo insurance for our goods, with maximum coverage per occurrence of U.S.$5.0 million for domestic cargo and U.S.$30.0 million for import and export shipping, limited to the cargo invoice amount and shipment terms; and (3) other coverage, including general liability and vehicle third-party liability.  In 2012, we did not register any significant claim in relation to our property.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 3,300 SKUs, which we distribute to customers in Brazil and in more than 120 other countries. During the year ended December 31, 2012, we sold approximately 6.3 million tons of food products, 3.0 higher than the sales volumes reported in 2011.  In order to reflect organizational changes that took place during the last quarter of 2011, we currently report our results according to the following segments, divided according to the sales channel:

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

➢      Processed Products, sold in both our domestic and export markets and in our food service segment, such as the following:

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

In the year ended December 31, 2012, we generated 31.3% of our net sales from in natura poultry, 9.7% from in natura pork and in natura beef, 30.7% from processed meat products, 9.5% from dairy products, 10.1% from other processed products, 5.5% from food service and 3.2% from other products.

In the domestic market, which accounted for 58.4% of our total net sales in the year ended December 31, 2012, we operate under such brand names as Sadia, Perdigão, Batavo, Elegê, Qualy, Chester, among others. We use Becel Brand (through a strategic joint venture with Unilever) and Turma da Mônica (under license), which are among the most recognized names in Brazil. In our export markets, which account for the remaining 41.6% of our total net sales, the leading brands are Perdix, Sadia, Hilal, Halal, Paty, Corcovado, Batavo, Fazenda, Borella  and Confidence.

We export primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. We export to more than 5,000 clients, with customers in Europe accounting for 16.2% of our export net sales in 2012; the Far East, 20.3%; Eurasia (including Russia), 8.9%; the Middle East, 33.6% and the Americas, Africa and other regions, 21.0%

Principal Factors Affecting Our Results of Operations

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

Brazilian and Global Economic Conditions

GDP growth was 7.5% in 2010, 2.7% in 2011 and 0.9% in 2012 according to the IBGE. The lower growth rate in 2012 is mainly attributed to factors like the weak growth in the agriculture and manufacturing sectors, as well as lower investments. Moreover, the year was characterized by significant government intervention through increasing regulations in the telecommunications sector, renegotiating terms with utilities companies, continue to control gasoline prices, reducing interest rates and significantly influencing the industrial sector through BNDES, import tariffs and tax breaks. The exchange rate in 2012 continued to depreciate during the year, with the average real/U.S. dollar rate rising from 1.79 in January to 2.08 in December. The government began controlling the exchange rate, keeping the real/U.S. dollar rate floating but in a range of approximately 2.00 and 2.10, citing concerns about inflation and the desire to support manufacturing growth.

At the end of former president Luiz Inácio Lula da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%.  With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government set a goal of cutting public expenditures and stabilizing the economy. The lower interest rates from previous years resulted in high inflation rates of 6.5% in 2011, leading to the Central Bank’s decision to increase interest rates to stabilize inflation.

In recent years, the average unemployment rate in Brazil has been lower than historical levels. According to the latest available data from the IBGE, the rate reached 4.62% in December 2012 and 5.51% in 2012 as a whole.  This relatively low rate has enabled ongoing employment creation and is expected to continue to sustain employment creation in the upcoming years. As a consequence of the low unemployment rate, domestic food consumption has increased, mainly for processed foods. In addition, higher mass income (due to higher wage readjustments) has contributed to the expansion of retail sales and also reflects the growth of out-of-home food consumption.

For a discussion of global economic conditions and further information about conditions in our export markets and the Brazilian market, see “—D. Trend Information.”

Effects of Trade and Other Barriers

Global demand for our products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry, beef and pork products and therefore will not accept Brazilian poultry, beef and pork for import). In addition, outbreaks of animal disease may result in bans on imports (e.g., Russia in the past has banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

We continuously monitor trade barriers and other import restrictions in the poultry, pork and beef markets outside Brazil. These restrictions often change from period to period, as illustrated by these examples:

•         In 2005, in a proceeding before the World Trade Organization, Brazil obtained a favorable result in a panel against the European Union involving the classification of exports of salted chicken breast meat.  In return, the European Union introduced quotas on imports of certain tariff codes, especially in salted chicken breast, marinated turkey breast and processed chicken. In July 2007, Brazil was awarded the majority of these quotas. Although the mechanism set lower import tariffs for intra-quota products, all other tariff codes have extremely high import tariffs that effectively limit the competitiveness of Brazilian products. Furthermore, imports of Brazilian pork are banned in the European Union due to sanitary barriers.

•         In 2007, Russia began to reopen its market to imports of Brazilian beef and pork products from certain states of Brazil after imposing restrictions in 2006.  However, since June 2011, Russia has imposed restrictions on imports, due to alleged sanitary questions, of approximately 100 Brazilian industrial units, including a complete ban of plants in states like Rio Grande do Sul, Santa Catarina and Mato Grosso. Little progress for the reopening of these plants have been noticed through early 2013, despite several meetings between technical bodies of the two governments.

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

•         Ukraine has also restricted pork imports, levying higher taxes on pork imports for the retail market for a period through 2008. In March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating from the United States and Brazil. In 2010, the investigation was halted when no evidence of dumping was found. In the second half of 2012, Ukraine announced that would increase tariffs for several products, including meats. Although these tariffs have not yet been implemented, we expect that these increases may occur in 2013.

•         In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken, specifically whole chicken and boneless cuts. In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily halted Brazilian imports. Although the final resolution of the investigation, announced in December 2012, withdrew those tariffs, there are strong indications that in 2013 the South African government will increase rates for all exporting countries equally (as opposed to anti-dumping measures targeted at Brazil), largely because of pressure from local producers.

•         In early 2012, Albania has suspended all imports from Brazilian pork, but in early 2013, the situation was resolved.

•         Throughout 2012, Argentina imposed additional restrictions, such as embargos and administrative barriers, on Brazilian pork exports, and the situation had not been resolved in early 2013.

•         Several other major markets (despite progress in negotiations for trade liberalization) are not yet open to Brazilian meats due to sanitary barriers. This is the case, for example, of Japan and the United States with respect to pork meat.

In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long term, these restrictions affect the rate of growth of our business.

Effect of Animal Diseases

Avian Influenza (H5N1)

Demand for our products can be significantly affected by outbreaks of animal diseases like avian influenza, or by the perception of a risk of such an outbreak.  For example, global demand for poultry products decreased in 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in tour export markets in that period. Although net sales of poultry products in the domestic market increased in 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets.  In the second half of 2006 and in 2007 and 2008, poultry exports, demand, production and global inventories gradually improved.

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

A(H1N1) Influenza

In 2009, A(H1N1) influenza, spread to many countries. On June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

According to the WHO, between September 2011 and January 2012, A(H1N1) influenza viruses circulated at very low levels in general, with some exceptions in Asia and the Americas. Regional A(H1N1) activity was reported by a few countries in Asia and Central America, and there were sporadic human cases reported by United States of America. According to the Pan American Health Organization (PAHO), influenza activity increased in Canada and United States but remained within the expected level for this time of the year. In Central America and Caribbean, the activity remained low, with the exception of Guatemala, where it has increased. It also remained low in South America. WHO recommended composition of influenza virus vaccines for use in 2012 for the northern and southern hemispheres, related to the seasonal influenza season.

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

Other Animal Diseases

In addition, demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states were banned in Russia from 2005 to 2007 due to cases of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná.  We do not raise hogs in Mato Grosso do Sul and Paraná. However, these bans have affected Brazilian exports into Russia generally and, at the time, required us to shift pork production for the Russian market to Rio Grande do Sul, the only Brazilian state that was not subject to the ban, until Russia lifted restrictions on imports from an additional eight Brazilian states in December 2007.

Effect of Export Market Demand on the Domestic Market

Fluctuations in demand for poultry, pork and beef products in our export markets often have an indirect effect on the supply and the selling prices for those products in the domestic market. When global economic factors, concerns about global outbreaks of animal diseases, imposition of trade barriers and other factors lead to a demand decrease in key export markets, we and our principal Brazilian competitors in those markets often attempt to redirect those products to the domestic market. The resulting increases in supply in the domestic market generally lead to a decrease in selling prices, which affects our net sales in the domestic market generally lead to a decrease in selling prices, which affects our net sales in the domestic market.

For example, an abrupt decline in pork exports due to the Russian ban on imports of pork, beef and poultry beginning in 2011 caused an oversupply of products in the domestic market as Brazilian producers, including us, redirected products to the Brazilian market, negatively affecting average selling prices.

Another example that illustrates the link between the two markets was the fall in average prices and volumes in early 2012 in the Japanese market that caused many Brazilian producers to divert excess supply to the domestic market, considerably depressing the price of items such as chicken thighs and drumsticks.

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

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 25.0% of our cost of sales in 2012 and 23.0% in 2011. Although we produce most of the hogs we use for our pork products, in 2012 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them.  In 2012, the average corn price in Brazil was 5.0% higher than the average corn price in 2011, and prices were considerably higher during parts of the year.  For example, corn prices in December 2012 were 26.3% higher than in December 2011.  In 2012, the average Soybean meal price in Brazil was 61.4% higher than the average price in 2011, and comparing December 2011 to December 2012, soybean meal prices in Brazil were up by 95.9%.  The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

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

Wholesale Corn Prices at Cascavel, State of Paraná (R$ per 60 Kg sack)

Current Brazilian government estimates of the Brazilian corn harvest in 2012-2013 forecast 76.1 million tons, according to a survey undertaken in March 2013 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a 4.2% increase from 73.0 million tons harvested in 2011-2012. Of these 76.1 million tons, 34.8 million tons are forecast for the summer crop and 41.3 million tons for the second crop (safrinha), to be harvested up to early August 2013.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean meal Prices at Ponta Grossa, State of Paraná (R$ per ton)

According to a survey released by CONAB in March 2013, current Brazilian government estimates of the Brazilian soybean harvest in 2012-2013 forecast 82.17 million tons. This estimate represents a 23.6% increase from the soybean harvest in 2011-2012.

The estimated total exports of soybeans in the 2012-2013 harvest is 36.8 million tons, which represents a 13.3% increase from the 2011-2012 harvest (32.5 million tons).  Inventory volumes for the 2012-2013 harvest may be increased compared to 2011-2012.  CONAB estimates Brazilian inventories of 3.4 million tons, while in the last season stocks reached 0.4 million tons.

Revenues from exports of soybeans in 2012 totaled U.S.$17.5 billion, with an average price of U.S.$530 per ton, compared with an average price of U.S.$496 per ton in 2011.  With higher exports of soybeans, average prices of domestic soybeans increased 41.9% in 2012 relative to 2011, primarily as a result of the depreciation of the real and increasing international market prices.

For further information about trends in commodity prices in 2012,  see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2012	2011	2010
Appreciation (depreciation) of the real against the U.S. dollar	(8.5%)	(12.6%)	4.3%
Period-end exchange rate (U.S.$1.00)	R$2.04	R$1.88	R$1.67
Average (daily) exchange rate (U.S.$1.00) (1)	R$1.95	R$1.68	R$1.76
Period-end Basic interest rate SELIC (2)	7.25%	11.00%	10.75%
Inflation (INPC) (3)	6.20%	6.08%	6.47%
Inflation (IPCA) (4)	5.84%	6.50%	5.91%
Inflation (IGP-M) (5)	7.82%	5.10%	11.32%

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

(5)   The General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$5,628.5 million at December 31, 2012, representing approximately 57.6% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. At December 31, 2012, approximately 27.3% of our total liabilities with respect to indebtedness and derivative instruments of R$9,771.7 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six-month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2012	2011	2010
	(%)	(%)	(%)
TJLP	5.8	6.0	6.0
CDI	8.4	11.6	9.8
Six-month LIBOR	0.69	0.51	0.52

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil.  In 2012, freight costs represented approximately 5.2% of our net sales.  In 2011 and 2010, freight costs represented approximately 5.6% and 5.9% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

Results of Operations

Transition to International Financial Reporting Standards

We adopted IFRS, as issued by the IASB, for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes. The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices. IFRS differs in certain significant respects from U.S. GAAP.

The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this form.

Limitation on Comparability of Our Financial Statements

We have engaged in numerous acquisitions in recent years.  For more information on our acquisitions in 2011 and 2012, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments” and Note 6 to our consolidated financial statements for the year ended December 31, 2012.  In addition, we disposed of significant assets to Marfrig in 2012, and that transaction is described in “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia—Agreement with Marfrig” and Notes 1.2 and 6.1 to our consolidated financial statements.

Each of our acquisitions and dispositions causes our consolidated financial statements for the year in which the acquisition or disposition occurred not to be fully comparable to our consolidated financial statements for earlier years.

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2012, 2011 and 2010 on a historical basis.

	Years Ended December 31,
	2012	2011	2010
	(%)	(%)	(%)
Net sales	100.0%	100.0%	100.0%
Cost of sales	77.4%	74.1%	74.7%
Gross profit	22.6%	25.9%	25.3%
Operating expenses:
Selling expenses	15.1%	14.9%	15.5%
General and administrative expenses	1.4%	1.7%	1.5%
Other operating expenses	1.3%	1.6%	1.7%
Equity interest in income of affiliates	0.1%	—	—
Operating income	4.9%	7.8%	6.5%
Financial income (expenses), net	2.0%	1.9%	2.1%
Income before taxes	2.9%	5.9%	4.4%
Income and social contribution taxes	0.0%	0.6%	0.9%
Net income	2.9%	5.3%	3.5%
Attributable to:
BRF shareholders	2.9%	5.3%	3.5%
Non-controlling interest	—	—	—

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2012 was 9.8%.

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS in 2012. However, we currently benefit from a suspension of these taxes for in natura meat of porks, poultry and beef cuts as well as a zero tax rate for some dairy products.

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

The table below sets forth our gross sales and deductions for the years ended December 31, 2012, 2011, and 2010:

	As of December 31,
	2012	2011	2010
	(in millions of reais)
Gross sales:
Domestic sales	15,175.3	14,299.5	12,628.2
Foreign sales	11,977.6	10,363.7	9,229.5
Dairy products	3,206.8	2,999.2	2,731.8
Food service	1,775.9	1,698.3	1,444.0
	32,135.6	29,360.7	26,033.4
Sales deductions
Domestic sales	(2,556.5)	(2,669.5)	(2,450.8)
Foreign sales	(351.6)	(270.5)	(244.3)
Dairy products	(492.7)	(460.4)	(420.3)
Food service	(217.4)	(253.9)	(236.8)
	(3,618.2)	(3,654.4)	(3,352.2)
Net sales
Domestic sales	12,618.8	11,630.0	10,177.4
Foreign sales	11,626.0	10,093.1	8,985.2
Dairy products	2,714.1	2,538.8	2,311.5
Food service	1,558.5	1,444.3	1,207.1
	28,517.4	25,706.2	22,681.3

We report net sales by segment. Because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets.  We report the following four segments: domestic market, foreign market, dairy products and food services.  Within these segments, we report a breakdown of net sales by the following product issues: (i) poultry (in natura whole poultry and cuts), (ii) pork and beef cuts (in natura cuts); (iii) processed (processed foods, frozen and processed derivatives of poultry, pork and beef); (iv) other processed (processed foods like margarine and vegetable and soybean-based products); (v) milk (including pasteurized and UHT, or “ultra-high temperature,” milk); (vi) dairy products (foods milk derivatives, including flavored milk, yogurts, cheeses and desserts) and other beverages (including fruit- and soybean-based beverages); and (vii) others (including animal feed, soy meal and refined soy flour).  See Note 5 to our consolidated financial statements for the year ended December 31, 2012 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

Beginning in 2012, we no longer separately report processed meats and other processed products.  However, we have maintained our historical reporting of those product lines for our comparison of the results of operations for the year ended December 31, 2011 to the year ended December 31, 2010 presented below.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following provides a comparison of our results of operations for the year ended December 31, 2012 against our results of operations for the year ended December 31, 2011, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Net Sales

Our net sales increased by R$2,811.2 million, or 10.9%, to R$28,517.4 million in 2012 from R$25,706.2 million in 2011, primarily due to organic growth, the incorporation of companies acquired in Argentina, especially Quickfood, and an expanded portfolio due to the launch of various products and categories designed to minimize the impact of asset transfers in the third quarter of 2012 in accordance with the TCD, the agreement signed with the CADE.

Domestic Market

Net sales increased by R$989 million, or 8.5%, to R$12,619 million in 2012 from R$11,630 million in 2011.  In 2012, 58 innovation projects were developed, leading to the launch of 99 new products in the domestic market and accounting for 8.5% of total domestic sales revenue for the year. Among the new product launches were (1) under the Sadia  brand, pork sausage, pizzas, lasagnas, beef cuts, processed products and ready-to-eat dishes, (2) under the Perdigão  brand name, the Sanduba  and Meu Menu line, specialty meats and frozen products and (3) margarines with the re-launch of the Claybon  brand.

The principal challenge to BRF’s domestic operations in 2012 was to mitigate or minimize the impact of asset sales and the suspension of brands both from the operational point of view as well as from that of restoring the scale of the business. There were other challenges as well: the spike in grain prices and the associated impact on the cost of production, and the oversupply of finished products due to problems in the export market, including Russian restrictions on imports of pork meat for protectionist reasons and excess inventory in Japan.

Between asset sales and suspended brands, there was a reduction of a third by volume in the domestic market.  We achieved our objective of minimizing this impact, with growth of 9% on revenues for the fourth quarter of 2012 compared with 2011, despite ceding of R$850 million in quarterly sales with respect to our commitment under the TCD agreement. We adopted a strategy of using the Sadia  brand to recover the scale lost as a result of the suspension of some of the categories under the Perdigão  brand, and using the latter to innovate in other categories or in new ones where there was no restriction.

There were also some important launches of convenience foods, with the Assa Fácil line and new festive line products. Using spare capacity at the Dánica plant in Argentina, we launched Perdigão  mayonnaise in the retail market. These options seek to track trends in convenience foods to meet the demand for health-related products with brands aligned with a balanced life style.

Besides an  8.5% increase in revenues, volumes decreased 1.1% and average prices were 9.8% higher against an increase of 16.3% in average costs, reflecting operating profits of R$1.0 billion in this segment, a 16.9% decrease, with an operating margin of 8.2% in 2012 compared with 10.7% in 2011.

Three strategic initiatives have been established for domestic market business in 2013, the first full year as a completely unified operation: identify the role and positioning of each category in the market; establish strategies for each brand; and effectively capture synergies through the increase in productivity and efficiency at low cost. We believe will be possible thanks to the seamless operation of a single company using distribution centers operating all the brands and deliveries being realized in a single vehicle.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

DOMESTIC MARKET	2012	2011	% change	2012	2011	% change
	(thousand tons)			(R$ million)

In natura meat:
Poultry	329	251	31.1	1,351	1,112	21.5
Pork/beef	134	128	4.7	911	774	17.7
Total in natura meat	463	379	22.2	2,262	1,886	19.9
Processed foods	1,643	1,810	(9.2)	9,462	9,188	3.0
Other sales	456	402	13.4	894	555	61.1
Total	2,562	2,591	(1.1)	12,618	11,629	8.5

The following table sets forth our average selling prices in the domestic market.

	Average Selling Prices
	2012	2011	Change 2012-2011
	(in reais per kg)		(%)
Domestic market	4.93	4.49	9.8

Export Markets

Net sales to our export markets increased R$1,533 million, or 15.2%, to R$11,626 million in 2012 from R$10,093 million in 2011, primarily due to 9.6% higher volume, totaling 2.5 million tons. Average prices showed a gradual recovery as supply adjusted to demand in the leading markets, rising by 4.9% in local currency terms. However, this proved insufficient for a total recovery in operating margins, which declined from 5.5% to 1.6% for the year due to the 8.8% increase in production costs, principally driven by significant increases in the main raw materials and the prevailing conditions in our principal markets.

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

EXPORT MARKETS	2012	2011	% change	2012	2011	% change
	(thousand tons)			(R$ million)

In natura meat:
Poultry	1,795	1,624	10.5	7,569	6,572	15.2
Pork/beef	307	258	19.0	1,867	1,554	20.1
Total in natura meat	2,102	1,882	11.7	9,436	8,126	16.1
Processed foods	372	342	8.8	2,182	1,925	13.4
Other sales	9	40	(77.5)	8	42	(81.0)
Total	2,483	2,264	9.7	11,626	10,093	15.2

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	2012	2011	Change 2012 – 2011
	(in reais per kg)		(%)
Export markets	4.68	4.46	4.9

Export operations reflected the international situation, characterized by excess inventory in the Middle East, Japan and Russia and by the sharp rise in grain prices, creating worldwide oversupply and squeezing our margins, albeit with some recovery in sales, prices and profitability in the last quarter of the year.

During the year, we recorded progress in our international operations based on our four key pillars of brand, portfolio, advances in distribution logistics and local production. The following initiatives are of note:

Argentina – We initiated a process of consolidation and capture of synergies of five companies through their concentration in a single subsidiary to be called BRF Argentina, with nine plants and 22 chilled and frozen distribution centers. Such process has been accelerated since June, when we took full control of Quickfood, the leader in the hamburger market with the Paty  brand, pursuant to the agreement with Marfrig.  We estimate that our integrated operations in the Argentine market represent over R$1 billion in sales per year.

Company	Activity

Avex	Slaughter and sale of whole chicken and chicken parts.
Dánica	Leader in margarines, vice leader in sauces, manufacturer of pasta and cooking oil. Has two plants and 22 distribution centers.
Levino Zaccardi	Exports cheeses to Brazil. Has one plant.
Quickfood	Leader in hamburgers with the Paty brand. Has four plants.
Sadia Argentina	Imports foodstuffs from Brazil.

Middle East – We began work on the construction of a processed foods plant in Abu Dhabi (United Arab Emirates) with the inauguration scheduled for 2013. Our first plant to be constructed outside Brazil, the unit will have a capacity to produce approximately 80 thousand tons per year of breaded products, hamburgers, pizzas and specialty meat products. We also acquired a 49% stake in Federal Foods, a company that for more than 20 years has distributed products under the Sadia  brand name in the region. The company has six branches in the United Arab Emirates and one in Qatar, serving two thousand points of sale. The company also distributes products using the Hilal  and Perdix  brands.

Europe – A new high productivity line was installed at Plusfood with technological improvements and a 75% expansion in production capacity to 20 thousand tons annually of breaded, cooked and grilled chicken products as well as hamburgers and other items.

China – We organized a company with DCH for the distribution of products using the Sadia  brand to the retailing and food services segments in Hong Kong and Macau. The joint venture is responsible for our BRF’s businesses in the Chinese market, including the Perdix  brand and all our operations, for which DCH’s existing storage, sales and distribution infrastructure will be used. During the year, we initiated feasibility studies for building a processing plant in China using raw material imported from Brazil or acquired locally.

Africa – Sadia-branded products, previously sold to trading companies and wholesalers, were substituted by the Perdix  brand.  The Sadia  brand will be re-launched in 15 countries in Africa in 2013 with the focus on retailing and food services and a new portfolio to include breaded products, pastas, frankfurters and hamburgers.

We launched more than 219 products in the international market during the year. In Europe, one innovation was the launch in August of the Chixxs  line of breaded products with specific flavors (Indian, Mexican, Italian).

A new international marketing strategy is designed to position Sadia as a premium brand. The new concept evaluated in 22 countries and by more than seven thousand people presents a single visual identity but with regionalization of packaging and communication through colors and images.

During the year, we recorded the following performance in revenues and volumes in our primary markets, comparing 2012 with 2011.

Primary Markets	Revenues	Volume

Middle East	28.8%	13.1%
Far East	4.4%	1.2%
Europe	2.0%	1.8%
Eurasia	38.7%	32.8%
South America	29.5%	37.2%
Africa	10.2%	(1.3)%

Dairy Products

Net sales increased by R$175.3 million, or 6.9%, to R$2,714 million in 2012 from R$2,539 million in 2011, primarily due to 7.6% higher average prices, while volumes were 0.7% down and average costs rose 7.6%. Operating margins improved from (1.0)% in 2011 to approximately zero in 2012.

DAIRY PRODUCTS	2012	2011	% change	2012	2011	% change
	(thousand tons)			(R$ million)

Dry division	762	834	(8.6)	1,636	1,706	(4.1)
Fresh and frozen division	216	236	(8.5)	1,018	833	22.2
Other sales	85	––	––	60	––	––
Total	1,063	1,070	(0.7)	2,714	2,539	6.9

The following table sets forth our average selling prices of dairy products.

	Average Selling Prices
	2012	2011	Change 2012-2011
	(in reais per kg)		(%)
Dairy products	2.55	2.37	7.59

During the year, we repositioned the Batavo  and Elegê  brands, investing in new packaging to communicate the new concepts of the product lines in a more efficient way. Another initiative which gained traction was the “Cheese you ask for by the brand, and it’s Sadia” (Queijo se pede pela marca, e é Sadia) marketing campaign. The objective was to reinforce our presence, expanding our market share of higher value-added products, such as processed and refrigerated items. We ended 2012 as the third largest dairy products manufacturer in Brazil with a 10.5% share of domestic business in the segment.

In line with our Mundo Batavo brand guidelines, the brand adopted the “Thinking about your nature” (Pensado para sua natureza) signature. This tag line is printed on the packages and conveys the concept of a sustainable waste-free world with attributes of wellbeing, balance and nature, proposing solutions for modern life. The Pense Zero line added functional products to the yogurts line such as Bio Fibras. With the launch of the Pedaços  line (with fruit chunks), a yogurt with up to ten times more fruit than similar products in the market, the brand reported growth of 3.3 percentage points by volume in the cups category between April and November, according to Nielsen.

With the Elegê  brand, restyled packaging helps disseminate the new brand slogan: One gesture, two smiles (Um gesto dois sorrisos). On the back of the packages are stories of affection, and on the side, there is space where consumers can leave messages. Already the market leader in various categories in the states of Rio Grande do Sul and Rio de Janeiro, we are now seeking to expand and strengthen the brand’s footprint throughout the country. For example, the strategy includes the launch of products customized to habits of the northeast region such as milk-based drinks in sachets.

The major challenge in 2012 was to fully integrate the dairy products business into our operational structure. The capture of synergies will benefit productions and we believe this process should be complete by the end of 2014, involving distribution centers; sales, technical and management teams; definition of the optimum size of the business prioritizing results; improving execution; and growth in a sustainable manner.

We have adopted these guidelines in remodeling our plants. In 2012, 11 units of the dairy products business underwent expansion and modernization with an increase in the number of shifts and the hiring of additional labor. More than R$30 million was invested in the cheese plant in Itumbiara, State of Goiás, which is now producing a thousand tons per month. Building began on a modern factory in Barra do Piraí in the State of Rio de Janeiro with a capacity of 15 million liters per month for efficiently meeting demand from one of the largest markets for fluid milk in Brazil at lower cost.

We also signed a joint venture with Carbery to improve the processing of whey protein ingredients, a byproduct of cheese manufacture, using the Irish group’s technology. The agreement involves a shared investment of U.S.$50 million for the construction of a production unit, which is scheduled to begin operations in 2014.

Food Service

Net sales increased by R$114.1 million, or 7.9%, to R$1,558 million in 2012 from R$1,444 million in 2011, with volumes 0.9% higher and operating margins of 10.7% compared to 15.1% in 2011 and R$166.9 million in operating results, a 23.3% decline in relation to the year 2011.

FOOD SERVICE	2012	2011	% change	2012	2011	% change
	(thousand tons)			(R$ million)

Total	230	228	0.9%	1,558	1,444	7.9%

	Average Selling Prices
	2012	2011	Change 2012-2011
	(in reais per kg)		(%)
Food service	6.77	6.33	6.9

The focus during the year was on harmonizing commercial models in a challenging period for the sector. The strong upward trend in the consumption of away-from-home eating, which has characterized the last few years, suffered from inflation in the services segment driven by spiraling rental and labor costs.

In meeting the challenge of these difficulties, our food services unit expanded its sales force, consolidated services provided to 62 thousand companies and gained market share with strategic clients. In spite of less positive circumstances, the business was able to report growth of 10%. Investments were also made in a new category of product: sachets of ketchup, mustard and mayonnaise produced by the plant acquired in Argentina. This launch represents part of our strategy of increasing innovation to leverage the growth and value of the business.

The segment’s growth has been driven principally by two important factors: the level of employment and income, which we believe will tend to maintain upward momentum. Another important element is the change in lifestyle with the emergence of a new consumer profile with greater purchasing power and focus on practicality in eating. This sector of the population eats their meals more frequently away from home and its principally made up of retirees, small families or those living alone.

Away-from-home meals should receive a further boost from tourism and services thanks to the major sporting events planned for future years, such as the Confederations Cup in 2013, the World Cup in 2014 and the Rio Olympics in 2016.

Another growth catalyst is the international market with the opportunities that are opening up in China as a result of the joint venture with DCH for food services in that country as well as meeting demand from the global fast food network accounts.

Cost of Sales

Cost of sales rose 15.8% compared to 2011 to R$22,064 million from R$19,047 million, increasing proportionally greater than sales revenue, squeezing margins during the year. The principal impacts on costs of products sold were: (1) the significant increase in the cost of the principal raw materials – corn and soybeans – due to failure in the American grain crop; (2) readjustments in the industry as a whole as a result of collective wage bargaining; (3) an increase in items restated against the foreign exchange rate such as packaging, freight and vitamins; (4) a temporary spike in  production costs due to the transfer of certain brands of our company with the implementation of the TCD process.

Gross Profit

Gross Profit amounted to R$6,454 million from R$6,659 million, a 3.1% decrease for the year, with a gross margin 3.3 percentage points lower than reported for 2011, declining from 25.9% to 22.6%. In spite of the positive commercial performance in sales, margins remained under pressure from rising costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10.4% to R$4,706 million in 2012 from R$4,264 million in 2011.  Thanks to efforts to reduce overall expenses, we were able to maintain operating expenses at the same level as 2011 at 16.5%. Selling expenses growth 12.5%, reflecting the growth of variable expenses due to: (1) investments in the development of new lines and products (innovation), product launches and marketing campaigns; (2) increased operations in our logistics chain, which was also significantly impacted by the TCD process (transfer of assets and repositioning of the portfolio and distribution channels); and (3) port and truck driver strikes. Administrative expenses and fees fell 8.9% due to the simplification of the administrative structure of the relationship between BRF and its subsidiaries and the lower disbursements of consultancy fees.  In 2011, there were significant payments to consultancies advising the Company in its negotiations with CADE for approving the merger with Sadia.

Other Operating Expenses

Other operating expenses decreased 5.4% to R$381.1 million in 2012 from R$402.7 million in 2011.  Costs associated with the pre-operational phase of new industrial units, insurance claims, provisions for tax risks and the results of TCD-related divestments, our other operational expenses item posted a decline of 5.4% in the year due to reversals of provisions, recovery of expenses and leasing from third parties.  Profit sharing expenses are also booked under this item and reported a decline as a reflection of our operating results.

Operating Income and Margin

Operating income before financial expenses decreased 30.6% to R$1,388.9 million in 2012 from R$2,001.1 million in 2011.  In the light of the above factors, our operating margin decreased to 4.9% of net sales compared to 7.8% in 2011. The 2.9 percentage point decrease is due to a combination of factors during the year of a one-off nature such as inflated inventories in the Japanese market; pressure on variable commercial costs and expenses; and extraordinary expenses due to the transitory process of transferring assets in accordance with the provisions of the TCD.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2012	2011	Change 2012-2011
	(in millions of reais)		(%)

Domestic market	1,038.6	1,249.4	(16.9)
Export markets	189.9	558.8	(66.0)
Dairy products	(6.6)	(24.7)	73.3
Food service	167.0	217.6	(23.3)
Total	1,388.9	2,001.1	(30.6)

Financial Income (Expenses), net

Net financial expenses totaled R$570.6 million from R$479.5 million, a 19.0% increase, especially due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in capital expenditures and working capital, the result of reduced cash generation in the period.

In the light of the high level of exports, we conduct transactions with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), we use financial derivatives (for example, non-deliverable forwards) and non-derivative financial instruments (for example, foreign currency debt) for hedging purposes and to eliminate the related unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments to cover foreign exchange exposures continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of our financial results.

On December 31, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange exposures amounted to U.S.$614 million, with a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting in the form of cash flow hedges for coverage of highly probable exports totaled U.S.$1,007 million + €197 million + £53.4 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity avoiding an impact on financial expenses.

Income Tax and Social Contribution

Income tax and social contribution totaled a positive R$2.4 million in the year compared to negative R$156.5 million reported in 2011 due to the differences in tax rates on the results of overseas subsidiaries and foreign exchange variations on overseas investments. This decline is a combination of reductions due to the results of the overseas subsidiaries and payment of interest on equity before the provision for tax losses as a result of the incorporation of Sadia recorded in 2011. In the fourth quarter of 2012, income tax and social contribution amounted to a positive R$50.6 million compound to negative R$199.9 million reported in the same period in 2011 for the same reasons explained above.

Participation of Non-Controlling Shareholders

The result of negative R$7.4 million negative compared to R$2.3 million in 2011 reflects the consolidation of results of the subsidiaries acquired in Argentina through Avex and, as from the third quarter of 2012, the incorporation of the results of Quickfood and those of the Al Wafi and Plusfood subsidiaries, among others. In the fourth quarter of 2012, the result was negative R$5.1 million against R$1.8 million in the fourth quarter of 2011.

Net Income

In the light of the foregoing, net income was R$813.2 million in 2012 compared to R$1,367.4 million with a net margin of 2.9%, a decline of 40.5% compared with 2011 due to the squeeze on margins during the year from production costs, which reported a proportionally greater increase than revenues.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following provides a comparison of our results of operations for the year ended December 31, 2011 against our results of operations for the year ended December 31, 2010, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

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

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Domestic Market
Meat:
In natura:
Poultry	1,112	933	19.2	251	232	8.2
Pork/Beef	774	699	10.7	128	118	8.5
Total meat (in natura)	1,887	1,632	15.6	379	350	8.3
Processed meat	7,145	6,020	18.7	1,381	1,314	5.1
Total meat	9,032	7,652	18.0	1,760	1,664	5.8
Other processed	2,043	1,996	2.4	429	446	(3.8)
Other	555	529	4.9	440	389	13.1
Total	11,630	10,177	14.3	2,629	2,499	5.2
Total processed meat & other processed	9,188	8,017	14.6	1,810	1,760	2.8
Total processed products as a percentage of net sales	79.0%	79.0%	—	69.0%	70.0%	—

The following table sets forth our average selling prices in the domestic market.

	Average Selling Prices
	2011	2010	Change 2011-2010
	(in reais per kg)		(%)
Domestic market	4.42	4.07	8.6

Meat – Domestic net sales from meat increased R$1,380 million, or 18.0%, to R$9,032 million in 2011 from R$7,652 million in 2010, primarily due to increased net sales of in natura poultry, processed meats and in natura pork and beef.  Net sales of meat increased due to higher average selling prices, a more favorable mix of products and growth in sales volumes, which increased 5.8% to 1.76 million tons in 2011 from 1.67 million tons in 2010.

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

Export Markets

Net sales to our export markets increased R$1,108 million, or 12.3%, to R$10,093 million in 2011 from R$8,985 million in 2010, primarily due to increased net sales of in natura poultry and, to a lesser degree, increased net sales of processed meats, other processed products and in natura pork and beef.  These increases occurred primarily due to our strategy of prioritizing wider margins on our products. Sales volumes decreased 1.0% in 2011 to 2.22 million tons from 2.24 million tons in 2010 and decreased in each category except other processed products.

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

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
Export Markets	(in millions of reais, unless otherwise specified)		(%)	(thousand tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	6,572	5,724	14.8	1,582	1,594	(0.8)
Pork/Beef	1,554	1,513	2.7	258	281	(8.2)
Total meat (in natura)	8,126	7,238	12.3	1,840	1,875	(1.9)
Processed meat	1,750	1,652	5.9	313	345	(9.3)
Total meat	9,876	8,890	11.1	2,153	2,220	(3.0)
Other processed	175	91	92.3	24	18	33.3
Other	42	4	—	40	6	—
Total	10,093	8,985	12.3	2,217	2,244	(1.2)
Total of processed meat, other dairy products and other processed	1,925	1,743	10.4	337	363	(7.2)
Total processed products as a percentage of net sales	19.0%	19.0%	—	15.0%	16.0%	—

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	2011	2010	Change 2011 – 2010
	(in reais per kg)		(%)
Export markets	4.55	4.00	13.8

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

Other Processed Products – Export net sales from other processed products increased R$84 million, or 92.3%, to R$175 million in 2011 from R$91 million in 2010, primarily due to a 28.0% increase in sales volumes and a 51.0% increase in average selling prices.

Other Products – Other products include soybeans, animal feed, and other products. Export net sales of other products increased R$38 million to R$42 million in 2011 from R$4 million in 2010, primarily due to an increase in the average selling prices of soybean products.

We reported the following performance in our main overseas markets:

Far East – While the Japanese market performed well throughout the first half of 2011, pressure arose to reduce prices in the final quarter due to high levels of inventories of local producers. Despite the activity in the final quarter, the Japanese market reported an overall improvement in both volumes and revenues in 2011, with 4.0% and 20.1% growth, respectively. We expect that margins will continue to be narrowed in the Japanese market until local inventories adjust to demand.

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

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Dairy Products:
Milk	1,720	1,586	9.0	861	873	(1.0)
Other dairy products	818	716	13.0	209	209	(1.0)
Total dairy products	2,539	2,312	10.0	1,071	1,078	2.0

The following table sets forth our average selling prices of dairy products.

	Average Selling Prices
	2011	2010	Change 2011-2010
	(in reais per kg)		(%)
Dairy products	2.37	2.14	10.7

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

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(thousand tons, unless otherwise specified)		(%)
Food Service
Poultry	301.3	228.4	31.9	99	69	44.0
Pork/Beef	166.7	193.4	(13.8)	18	27	32.0
Processed meat	884.6	755.2	17.1	141	135	5.0
Other processed	91.8	30.1	205.0	15	9	77.0
Food service	1,444	1,207	19.7	275	240	15.0

The following table sets forth our average selling prices in our food service segment.

	Average Selling Prices
	2011	2010	Change 2011-2010
	(in reais per kg)		(%)
Food service	5.25	5.04	4.2

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

Operating Income and Margin

Operating income before financial expenses (income) increased to R$2,001.0 million in 2011 from R$1,484.6 million in 2010, primarily due to the improvement in general business performance.  Our operating margin (operating income as a percentage of net sales) was 7.8% in 2011 compared to 6.5% in 2010.  However, our operating margin decreased to 7.2% in the fourth quarter of 2011 compared to the fourth quarter of 2010 due to pressures from increased costs of our principal raw materials and the increase in operating expenses described above.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2011	2010	Change 2011-2010
	(in millions of reais)		(%)

Domestic market	1,249.4	1,035.8	20.6
Export markets	558.8	319.1	75.1
Dairy products	(24.7)	(14.5)	70.3
Food service	217.7	144.2	51.0
Total	2,001.1	1,484.6	34.8

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

Income Tax and Social Contribution

Income tax and social contribution decreased 20.3% to R$156.5 million in 2011 from R$196.5 million in 2010, primarily due to differences in tax rates on foreign earnings and exchange rate variations on overseas investments.  Our income tax and social contribution includes a R$215.2 million provision we recorded in the fourth quarter of 2011, based on our management’s best estimates, relating to income tax and social contribution losses that we did not expect to be able to use following the merger of Sadia into BRF on December 31, 2012.

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

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria, which include in some cases estimates of future cash flow, discounted at the appropriate rates. The use of different assumptions may result in different estimates of value of assets acquired and liabilities assumed.

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

Costs incurred in the retirement of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

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

These derivatives are used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and are (1) highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80.0% to 125.0%); (2) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (3) considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows IAS 39, Financial Instruments:  Recognition and Measurement, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.

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

Income Tax and Social Contribution

In Brazil, corporate income tax is comprised of income tax (Imposto de Renda – Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre of Lucro Líquido, or “CSLL”), which are calculated monthly on taxable income at the rate of 15.0% plus a 10.0% surtax for IRPJ and a surtax of 9.0% for CSLL and, after considering the offset of tax loss carryforwards, up to a limit of 30.0% of taxable income.

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

IAS 1 – Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1, Presentation of Financial Statements. The change in IAS 1 relates to disclosure of other comprehensive income items and establishes the need to separate items that will not be further reclassified to net income, such as the realization of deemed cost, and items that can be further reclassified to the net income, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after July 1, 2013. We are assessing the impact of adopting this standard on our consolidated financial statements.

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

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, the IASB revised IAS 27, Consolidated and Separate Financial Statements, reissuing it as IAS, Separate Financial Statements. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associated companies when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. We understand that this change will not impact the company, as we do not present separate financial statements for such entities.

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

IFRS 7 – Financial Instruments – Disclosures: Offsetting of Financial Assets and Liabilities

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

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements. This standard deals with the aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The company understands that this rule will not impact its financial statements since the investments in jointly controlled entities are not consolidated

IFRS 12 – Disclosure of Interests in Other Entities

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

B.                  Liquidity and Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs and acquisitions, and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

Cash Flows

Cash Flows from Operating Activities

We recorded net cash flows from operating activities of R$2,443.6 million in 2012, compared to net cash flows used in operating activities of R$1,151.6 million in 2011.  Our 2012 operating cash flow reflects net income of R$813.2 million, net non-cash adjustments of R$2,064.1 million and net changes in operating assets and liabilities of R$433.7 million.  The net changes in operating assets and liabilities included redemptions of trading securities, net of investments in trading securities, of R$815.9 million, and the cash effect of an increase in trade accounts payable of R$669.4 million, partially offset by payroll and related charges of R$841.0 million, interest paid of R$494.7 million, and the cash effect of an increase in inventories of R$361.8 million.

We recorded net cash flows from operating activities of R$1,151.6 million in 2011, compared to net cash flows used in operating activities of R$3,231.5 million in 2010.  Our 2011 operating cash flow reflects net income of R$1,367.4 million, net non-cash adjustments of R$2,031.0 million and net changes in operating assets and liabilities of R$(2,246.8) million. The net changes in operating assets and liabilities included payroll and related charges of R$809.0 million, the cash effect of an increase in trade accounts receivable of R$640.2 million, the cash effect of an increase in inventories of R$538.6 million and interest paid of R$466.2 million and redemptions of available for sale securities, net of investments in available for sale securities, of R$204.3 million, partially offset by the cash effect of an increase in trade accounts payable of R$566.7 million and redemptions of trading securities, net of investments in trading securities, of R$104.0 million.

Our 2010 operating cash flow reflected net income of R$804.1 million, net non-cash adjustments of R$962.7 million and net changes in operating assets and liabilities of R$1,228.1 million.  The net changes in operating assets and liabilities included redemptions of trading securities, net of investments in securities held for trading, of R$1,744.1 million, and redemptions of available for sale securities, net of investments in available for sale securities, of R$190.0 million, partially offset by interest paid of R$545.6 million and the cash effect of an increase in trade accounts receivable of R$401.5 million.

Cash Flows Used in Investing Activities

We used R$2,372.8 million in cash in investing activities in 2012, compared to R$1,884.8 million in 2011. In 2012, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$1,884.4 million and the acquisition and formation of breeding stock of R$493.9 million.

We used R$1,884.8 million in cash in investing activities in 2011, compared to R$1,112.1 million in 2010. In 2011, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$1,125.2 million, the acquisition and formation of breeding stock of R$492.2 million and the acquisitions of Avex, Flora Dánica and Heloísa in the amount of R$230.2 million.  In 2010, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$697.8 million and the acquisition and formation of breeding stock of R$376.1 million.

Cash Flows Provided by (Used in) Financing Activities

We recorded cash provided by financing activities of R$450.3 million in 2012, compared to cash used in financing activities of R$326.3 million in 2011.  In 2012, we repaid debt in the amount of R$4,347.6 million, which was more than offset by proceeds from the issuance of debt in the amount of R$5,258.2 million.  In addition, we paid R$439.8 million in interest on shareholders’ equity in 2012.

We recorded cash used in financing activities of R$326.3 million in 2011, compared to cash used in financing activities of R$1,583.2 million in 2010.  In 2011, we repaid debt in the amount of R$2,838.9 million, which was more than offset by proceeds from the issuance of debt in the amount of R$3,098.4 million.  In addition, we paid R$501.6 million in interest on shareholders’ equity in 2011. In 2010, we repaid debt in the amount of R$4,357.5 million, partially offset by proceeds from the issuance of debt in the amount of R$2,928.7 million.

Dividends and Interest on Shareholders’ Equity

We declared interest on shareholders’ equity in the amount of R$274.7 million with respect to the year ended December 31, 2012, and we paid R$439.8 million in interest on shareholders’ equity in 2012 (of which R$100.0 million related to the 2012 fiscal year and R$339.8 million related to the 2011 fiscal year).  We declared interest on shareholders’ equity in the amount of R$632.1 million with respect to the year ended December 31, 2011, and we paid R$501.6 million in interest on shareholders’ equity in 2011 (of which R$292.3 million related to the 2011 fiscal year and R$209.3 million related to the 2010 fiscal year).  We declared interest on shareholders’ equity in the amount of R$262.5 million with respect to the year ended December 31, 2010, and we paid R$153.2 million in interest on shareholders’ equity in 2010 (of which R$53.2 million related to the 2010 fiscal year and R$100.0 million related to the 2009 fiscal year).  We paid an additional R$209.3 million in interest on shareholders’ equity in February 2011 relating to the 2010 fiscal year.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness and liabilities in respect of derivatives instruments, by currency, net of cash, cash equivalents and marketable securities for the periods indicated. We present net debt because we believe that this measure, when considered together with our total indebtedness determined in accordance with IFRS, presents a more complete picture of our outstanding obligations.  However, our presentation of net debt is not meant to suggest that all of our cash, cash equivalents and marketable securities are available to service our debt, particularly as a portion of our cash, cash equivalents and marketable securities are necessary to provide working capital in connection with our business and certain of our cash constitutes restricted cash, as described in the notes to the table below.

	As of December 31, 2012		As of December 31,
	Short-term	Long-term	2012	2011
	(in millions of reais, except where indicated)
Debt and liabilities with respect to derivatives instruments:
Local currency	1,933.0	2,210.2	4,143.2	3,600.5
Foreign currency	761.2	4,867.3	5,628.5	4,723.8
Total debt and liabilities with respect to derivatives instruments (1)	2,694.2	7,077.5	9,771.7	8,324.3
Cash, cash equivalents and marketable securities:
Local currency	1,106.1	135.7	1,242.7	1,226.4
Foreign currency	1,479.7	31.8	1,511.5	1,690.0
Total (2)	2,586.8	167.5	2,753.2	2,916.4
Net debt	108.4	6,910.1	7,018.5	5,407.7
Exchange rate exposure (in millions of U.S.$)(3)			U.S.$411.7	U.S.$ 470.7

(1)   This line item includes (i) for the year ended December 31, 2012 (total) R$9,518.3 million of indebtedness and R$253.4 million of liabilities with respect to derivative instruments and (ii) for the year ended December 31, 2011 (total) R$8,053.5 million of indebtedness and R$270.6 million of liabilities with respect to derivative instruments.

(2)   This line item includes restricted cash of (i) R$93.0 million for the year ended December 31, 2012 (total) and (ii) R$70.0 million for the year ended December 31, 2011.

(3)   See Note 4.3.1 to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Short-Term Debt as of December 31, 2012	Long-Term Debt as of December 31, 2012	Total Debt as of December 31, 2012	Total Debt as of December 31, 2011
	(in millions of reais)

BNDES FINEM, other secured debt and development bank credit lines	418.2	972.4	1,390.6	1,441.4
Export credit facilities	15.2	1,032.9	1,048.1	737.1
Working capital facilities	1,243.3	1.5	1,244.8	954.9
Sadia PESA loan facility	2.9	191.0	193.9	181.5
Other	—	12.4	12.4	14.9
Local currency	1,679.6	2,210.2	3,889.9	3,329.8
Export credit facilities	445.8	1,245.8	1,691.6	2,506.1
Bonds	58.9	3,548.6	3,607.4	1,903.7
BNDES, FINEM, other secured debt and development banks credit lines	51.3	58.1	109.4	160.0
ACC /ACE pre-export loans	102.2	—	102.2	150.1
Working capital facilities	103.0	14.8	117.8	3.9
Foreign currency	761.2	4,867.3	5,628.5	4,723.8
Total	2,440.8	7,077.5	9,518.3	8,053.5

The maturity schedule of our indebtedness as of December 31, 2012 is as follows:

Current (through December 31, 2013)	2,440.8
2014	1,004.4
2015	734.6
2016	425.0
2017 to 2047	4,913.5
Total	9,518.3

Our principal debt instruments as of December 31, 2012 are described below.  For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19 to our audited consolidated financial statements.

Local Currency Debt

BNDES FINEM, Other Secured Debt and Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations to BNDES, including loans under its FINEM program in the amount of R$794.6 million as of December 31, 2012. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2013 through 2018. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin.

Industrial Credit Notes.  We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from government-sponsored funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador), the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or “FNE”)) in the amount of R$364.2 million as of December 31, 2012. These securities have maturity dates of up to five years, except that the industrial credit notes with respect to the FNE mature in 2023. These securities are secured by liens on machinery and equipment and real estate mortgages.  BRF guarantees the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes.

FINEP Financing.  We obtained certain financing from Financiadora de Estudos e Projetos (“FINEP”), a public financing company under the Ministry of Science, Technology and Innovation.  The outstanding debt under these credit lines as of December 31, 2012 was R$141.0 million.

The other amounts set forth in the line “BNDES FINEM, other secured debt and development bank credit lines—Local currency” of the table above consist of secured finance leases and a small amount of funding obtained through the government-sponsored  Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or “FINAME”).

Export Credit Facilities

Export Credit Notes.  We had outstanding export credit notes in reais  in the amount of R$713.7 million as of December 31, 2012.  These notes bear interest at the CDI rate plus a margin and mature on various dates from 2014 to 2016.

BNDES Facilities – Exim. We have credit lines from BNDES to finance exports, with several commercial banks acting as intermediaries. The outstanding amount of debt on these credit lines as of December 31, 2012 was R$334.4 million. Such funds are indexed to the TJLP plus a margin and mature in 2014. Settlement occurs in local currency without the risk associated with exchange rate variations.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,243.4 million  as of December 31, 2012 with several commercial banks under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

Sadia PESA Loan Facility

PESA. Sadia has a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$193.9 million as of December 31, 2012, subject to the variation of the IGP-M as of December 31, 2012, plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Other Local Currency Financings

State Tax Incentive Financing Programs. We also had R$12.4 million outstanding as of December 31, 2012 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

Foreign Currency Debt

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$907.3 million as of December 31, 2012. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates varying from 2013 to 2019. Interest under these export prepayment facilities accrues at the three-month or six-month LIBOR plus a spread.  Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF. The covenants under these agreements include limitations on liens and mergers.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$596.2 million as of December 31, 2012. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from one year to four years. These facilities bear interest at LIBOR plus a margin, payable quarterly, semiannually or annually. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets.

Export Credit Notes.  We had outstanding export credit notes in U.S. dollars in the amount of R$206.8 million as of December 31, 2012.  These notes bear interest at LIBOR plus a margin and variations in the exchange rate and mature on various dates from 2015 to 2016.

Bonds

BRF Notes.  In June 2012, we issued senior notes in the aggregate amount of U.S.$500.0 million.  The bonds were guaranteed by Sadia and bear interest at a rate of 5.875% per year and mature on June 6, 2022.  The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions and certain mergers and consolidations.  Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions.

BFF Notes. In January 2010, we, through our subsidiary BFF International Limited, issued senior notes in the aggregate amount of U.S.$750.0 million. The bonds are guaranteed by BRF and Sadia, bear interest at a rate of 7.250% per year and mature on January 28, 2020.  The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Sadia Bonds. In May 2007, Sadia issued bonds in the aggregate amount of U.S.$250.0 million. The bonds are guaranteed by BRF, bear interest at a rate of 6.875% per year and mature on May 24, 2017. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

BNDES FINEM, Other Secured Debt and Development Bank Credit Lines

BNDES FINEM Financing in UMBNDES.  The amounts set forth in the table above under “BNDES FINEM, other secured debt and development bank credit lines—Foreign currency” primarily consist of financing totaling R$105.9 million linked to the Unidade Monetária BNDES, or “UMBNDES,” basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. These loans are guaranteed by BRF and, in most cases, are secured by equipment and facilities. The covenants under these agreements include limitations on indebtedness, liens, and mergers and sales of assets.

ACC/ACE Pre-Export Loans

ACCs and ACEs. We obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs,” and export loans known as Advances on Exchange Delivered (Adiantamentos sobre Câmbios Entregues), or “ACEs.” Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$102.2 million as of December 31, 2012. Our ACCs and ACEs bore interest at an average rate of 0.6% as of December 31, 2012.

Working Capital Facilities

Foreign Currency Working Capital Facilities.  We have outstanding financing under credit lines from financial institutions used primarily for working capital and financing imports by our subsidiaries in Argentina.  These obligations are denominated in Argentine pesos and U.S. dollars and generally mature within one year.

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, on April 27, 2012 we and our subsidiaries Perdigão International Ltda. and Perdigão Europe — Sociedade Unipessoal Lda. entered into a U.S.$500 million, 3-year revolving credit facility with two tranches (U.S. dollar and euro), with a syndicate of nineteen banks. Borrowing under this revolving credit facility accrues interest at an annual rate of LIBOR plus a spread ranging from 1.6% to 2.5% depending on our credit ratings. As of the date hereof, we have not made any borrowings under this revolving credit facility.

Derivatives

We enter into foreign currency exchange derivatives under which we had exposure of R$220.2 million as of December 31, 2012. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currency. Their maturity dates vary from 2012 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on indebtedness, mergers and sales of assets, and transactions with affiliates.  At December 31, 2012, we were in compliance with the covenants contained in our debt instruments.

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

Seasonality

Meat and Processed Products

Domestic Market. Our net sales of meat and processed products in the domestic market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the holiday season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soybeans and soy meal, which are our primary raw materials in feed production.

In 2012, the first quarter accounted for 23.7% of our total sales in the domestic market, the second quarter accounted for 23.5%, the third quarter accounted for 24.5% and the fourth quarter accounted for 28.3%.

Export Markets. Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In 2012, the first quarter accounted for 20.3% of our export sales, the second quarter accounted for 24.2%, the third quarter accounted for 26.3% and the fourth quarter accounted for 29.2%.

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

At the end of the fourth quarter and the beginning of the first quarter of any given year, there has historically been a general decrease in selling prices and a general increase in inventories of UHT milk and pasteurized milk, due to an increase in domestic production and a decrease in domestic demand. During these months, the dairy business has historically increased its inventories and has been able to benefit from higher selling prices during the other months of the year. Gross revenues from dairy products have historically been higher in the second and third quarters of the year, and revenues from pork, poultry and beef have historically been higher in the third quarter and even higher in the fourth quarter of the year.

Food Service

In the food service market, our net sales are not subject to large seasonal fluctuations. However, as in our domestic market, our fourth quarter is generally slightly stronger than the others due to increased demand from our food service customers for products specific to the holiday season.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                  Research and Development, Patents and Licenses

We have one technology center located in Videira in the State of Santa Catarina and another in São Paulo in the State of São Paulo. At these two facilities, our Research and Development (R&D) team works on innovation projects, both developing new products, packaging systems and processes and improving existing products to increase productivity and achieve cost reductions. Our R&D team also focuses on adopting international quality control practices at our production facilities, developing traceability systems to monitor products and customer orders and running laboratory analysis of food products to promote food safety.

We invested R$33.1 million in 2012, R$24.2 million in 2011 and R$20.7 million in 2010 and R$17.4 million in 2009 in research and development activities.  The company invested during the year 2012 in the construction of the new technology center in the City of Jundiaí, State of São Paulo, which began some activities in early 2013. This new facility will be more than 12,000 square meters in size, including a pilot plant, offices and experimental kitchens, and we expect that the facility will be an R&D reference center for Brazilian food industry.

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

D.                  Trend Information

In addition to the information set forth below, we set forth additional information about the trends affecting our business in “—A. Operating Results—Principal Factors Affecting our Results of Operations.”  We also include information regarding trends in our discussion of risks and uncertainties affecting our business in “Item 3. Key Information—D. Risk Factors.”

The latest IMF expectations for global economy indicate an increase in GDP from 3.2% in 2012 to 3.5% in 2013.  Although the IMF has stated that it expects the factors underlying soft global activity to subside, many uncertainties remain.

The IMF forecasts U.S. economic growth of 2.3% and 2.0%, respectively, for 2012 and 2013, indicating lower growth than the historical average of 3.0%. One of the main risks for the U.S.’s economy in 2013 is near-term fiscal consolidation.  In addition, unemployment rates remain high, around 8% of the working population.  However, we believe that the latest published macroeconomic indicators for United States, which have a corresponding effect on global economic conditions generally, are encouraging signs for our company.

In the Euro Zone, economic, financial and political conditions have produced a high degree of instability in the last few years. The current unemployment rate is one of the highest in the region’s history, particularly affecting countries such as Greece, Portugal, Ireland, Spain and Italy.  The IMF has continued to state that European economy is still a large downside risk to the global outlook and forecasts expect Euro Area GDP growth to contract 0.2% in 2013.

Emerging economies are still growing faster in comparison to developed countries and are expected to continue to be the main contributors to the global economic growth. However, data from the IMF shows that emerging market growth in the next few years will probably be lower than in recent years.  The IMF has stated that “the space for further policy easing has diminished, while supply bottlenecks and policy uncertainty have hampered growth in some economies (for example, Brazil, India).”

In Brazil, the SELIC interest rate (the primary Brazilian interest reference rate) is expected to maintain on 7.25% per year in December 2013, according to analysis by Focus.

Exports

In 2012, Brazil’s volume of poultry exports was 0.6% lower than in 2011. This decrease in performance can be explained mainly by lower sales to Venezuela, Japan and Hong Kong.

Brazil is a leading player in the global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our businesses.

In our export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts as well as increasing volumes of processed food products.

Domestic Market

Brazil is one of the world’s largest consumers of meat, with per capita meat consumption of 102.1 kilograms in 2012, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is owned by Marfrig). The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products that are more similar to commodities in nature.

The processed foods sector is more concentrated in terms of the number of players.  Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products.  We believe that processed food products represent an opportunity for further growth in coming years.

Raw Materials

In the domestic market, average corn prices for the fourth quarter in 2012 increased 3.1% compared to the third quarter and increased 20.8% in 2012 relative to 2011. The increase in average corn prices in the fourth quarter of 2012 record exports and lower available stock in the domestic markets.  In the international market, lower corn-based-ethanol production and exports 45% below previous year in the U.S. depressed prices by 5.7% in the fourth quarter of 2012 compared to the previous quarter.

Average soybean prices in Brazil for the fourth quarter of 2012 decreased 7.9% relative to the third quarter and increased 88.0% compared to the same period in 2011. Record low stocks kept prices significantly above prices for the year before but lower compared to the last quarter due to the positive outlook for the next season in Brazil and Argentina.

Social tensions affecting countries in North Africa and the Middle East and concerns about a potential conflict with Iran have led to an increase in the price of oil.

E.                  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones described below, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.  The off-balance sheet arrangements described below were historically the obligations of Sadia and are now our obligations, after the merger of Sadia into BRF on December 31, 2012.

We provide guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm installations and are expected to be repaid in ten years. The loans guaranteed by us were in the amount of R$441.1 million as of December 31, 2012.  In the event of default, we will be required to assume the outstanding balance.  As a result, we have recorded provisions in the amount of R$47.0 million as of December 31, 2012, equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversal of provision in the amount of R$16.4 million in our statement of income for the year ended December 31, 2012.

We guarantee a loan to the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES to set up biodigestors on the properties of the rural producers that are taking part in our integration system as part of our sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of the guarantee as of December 31, 2012 was R$72.1 million (compared to R$79.9 million as of December 31, 2011). In the event of default, we would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$3.4 million as of December 31, 2012, equal to our assessment of the fair value of the non-contingent portion of these obligations, and we reversed provisions in the amount of R$2.2 million in our statement of income for the year ended December 31, 2012.

As of December 31, 2012, we had outstanding bank guarantees in the amount of R$1,234.2 million (R$646.5 million as of December 31, 2011).  The increase from 2011 related to bank guarantees offered primarily in litigation involving our use of tax credits, as well as bank guarantees contracted to replace guarantees that were released due to the execution of TCD. These guarantees have an average cost of 0.87% per annum (1.10% per annum as of December 31, 2011).  In addition, as of December 31, 2012, we had R$9.1 million in outstanding guarantee deposits to guarantee a financial debt of our subsidiary Quickfood to Rabobank, and R$83.9 million of national treasury certificates, pledged as collateral for the loan obtained through the PESA program described under “—Debt—Sadia PESA Loan Facility” above. See Notes 15 and 19.7 to our consolidated financial statements.

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2012, that have an impact on our liquidity.

	Payments Due by Year
Obligation	Total	2013	2014 through 2016	2017 and thereafter
	(in millions of reais)
Loans and financing (1)	9,518.3	2,440.8	2,164.0	4,913.5
Interest on loans and financing(2)	1,723.7	341.2	898.3	484.2
Rental and lease obligations on property and equipment (3)	503.5	164.6	202.9	136.0
Commitments for purchases of goods and services(4)	2,356.1	613.2	719.4	1,023.5
Total	14,101.6	3,559.8	3,984.6	6,557.2

(1)   Includes both short-term debt and long-term debt.

(2)   Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2012.

(3)   Includes capital leases (primarily for the financing of machinery, equipment and vehicles) and operating leases.  See Note 22 to our consolidated financial statements for more information.

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

In addition to the amounts set forth in the table above, we have entered into leasing agreements with respect to “built to suit” office facilities that will be built by third parties and then leased to us during a period of ten years from the time we accept the properties.  The estimated aggregate amount of future payments related to these agreements is R$203.1 million. See Note 19.8 to our consolidated financial statements.

We also have funding obligations under the defined contribution plans of BRF (which have a small defined benefit component) and the defined benefit and defined contribution plans of our former subsidiary Sadia described in Note 24 to our consolidated financial statements.

In addition, we have the obligations described above under “—E. Off-Balance Sheet Arrangements.”

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

Our board of directors provides our overall strategic direction.  Our by-laws also provide for alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20.0% of the members of our board of directors are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.  Our board of directors currently consists of ten members, but at the general shareholders’ meeting scheduled for April 9, 2013, our shareholders will consider a resolution to increase the size of the board of directors to 11 members.

On April 24, 2012, a shareholders’ meeting was held to elect an alternate member of our board of directors, to reelect members of our Fiscal Council described below under “—C. Board Practices—Fiscal Council” and to take certain other actions.

New elections to the board of directors are scheduled to be held at the general shareholders’ meeting on April 9, 2013, with a proposed slate to the board of directors, including three new proposed board members: Abilio Diniz, as the proposed new Chairman, Sérgio Rosa, as the proposed new Vice Chairman, and Carlos Fernando Costa, as a proposed new board member.  In addition, the proposed slate includes following new alternates: Eduardo Rossi, as alternate to Abilio Diniz; Mauro José Periotto, as alternate to Paulo Assunção de Sousa; Sérgio Schwartz, as alternate to Décio da Silva; Manuela Cristina Lemos Marças, as alternate to Luis Carlos Fernandes Afonso; Jelena Kerr do Amaral, as alternate to Carlos Fernando Costa, Daniel Arduini Cavalcante Arruda, as alternate to José Carlos Reis de Magalhães Neto; and Fernando Shayer, as alternate to Pedro de Andrade Faria.  We cannot predict whether these proposed directors will, in fact, be elected at the shareholders’ meeting.

The following table sets forth information with respect to our current directors and alternate directors.

	Director/Alternate
Name	Position Held	Since	Age
Nildemar Secches (1)	Chairman	April 12, 2007	64
Wang Wei Chang	Alternate	April 12, 2007	65
Paulo Assunção de Souza	Vice Chairman	April 29, 2011	59
João José Caifa Torres	Alternate	April 30, 2009	73
Heloisa Helena Silva de Oliveira	Board Member	August 23, 2012	57
Décio da Silva (1)	Board Member	April 12, 2007	56
Gerd Edgar Baumer	Alternate	April 12, 2007	78
José Carlos Reis de Magalhães Neto (1)	Board Member	April 29, 2011	34
Eduardo Silveira Mufarej	Alternate	April 29, 2011	36
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	51
Carlos Fernando Costa	Alternate	April 24, 2012	52
Luiz Fernando Furlan (1)	Board Member	July 8, 2009	66
Roberto Faldini	Alternate	July 8, 2009	64
Manoel Cordeiro Silva Filho (1)	Board Member	April 12, 2007	59
Maurício da Rocha Wanderley	Alternate	April 12, 2007	43
Walter Fontana Filho (1)	Board Member	July 8, 2009	59
Eduardo Fontana d’Avila	Alternate	July 8, 2009	59
Pedro de Andrade Faria (1)	Board Member	April 29, 2011	38
Marcelo Guimarães Lopo Lima	Alternate	April 29, 2011	38

(1)   Independent member (as defined in the Brazilian Novo Mercado rules).

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current and potential directors.

Nildemar Secches — Chairman of the Board of Directors. Mr. Secches has also been a member of the Board of Directors of Weg S.A. since 2004, Ultrapar Participações S.A. since 2002, Iochpe-Maxion since 2004 and Itaú Unibanco since 2012. He was a director of BNDES from 1987 to 1990, Corporate Director General for the Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (ABEF) from 2001 to 2003. He graduated with a degree in mechanical engineering from the Universidade de São Paulo (USP), has a postgraduate degree in Finance from the Pontificia Universidade Católica do Estado do Rio de Janeiro (PUC-RJ) and has concluded a PhD course in Economics at the Universidade de Campinas (UNICAMP). Mr. Secches qualifies as an independent director under the Brazilian Novo Mercado rules.

Paulo Assunção de Souza — Vice Chairman of the Board of Directors. Mr. de Souza has a law degree from the University of São Paulo, USP. He is the former President of Brasilcap-Cap SA and the former director of the Syndicate of São Paulo Bank.  Mr. de Souza has experience serving as a director of several companies, including Usiminas. Mr. de Souza was nominated to stand for election to our board of directors by our shareholder PREVI.

Heloisa Helena Silva de Oliveira — Economist with specialization in Corporate Governance at the Universidade de São Paulo (USP). She began her career at the Bank of Brazil to reach the position of Executive Director at the Directorate of Government. Ms. de Oliveira was an executive officer of Banco Popular in Brazil – a subsidiary of the Bank of Brazil, was President of the Bank of Brazil Foundation and currently CEO of Abrinq – Save the Children. She has extensive experience on boards of directors and Tax. Ms. de Oliveira was nominated to stand for election to our board of directors by our shareholder PREVI.

Décio da Silva — Board member. During his career, Mr. Silva was production officer, regional officer, sales officer and Chief Executive Officer of Weg S.A., of which he is currently the Chairman of the Board of Directors. Mr. Silva graduated with a degree in mechanical engineering from Universidade Federal de Santa Catarina (UFSC), and degree in business administration from the Higher Educational School of Administration and Management of UDESC, and he has enrolled in a graduate program in business administration at Fundação Dom Cabral. Mr. Silva qualifies as an independent director under the Brazilian Novo Mercado rules.

José Carlos Reis de Magalhães Neto — Board member. Mr. Magalhães has a degree in business administration from Fundação Getúlio Vargas (FGV). He is the founder, Chief Executive and Investment Officer and Chairman of the board of directors of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Marisa Lojas S.A. Mr. Magalhães was nominated to stand for election to our board of directors by our shareholder Tarpon Investimentos S.A. Mr. Magalhães qualifies as an independent director under the Brazilian Novo Mercado rules.

Luis Carlos Fernandes Afonso — Board member. He graduated from Pontificia Universidade Católica de São Paulo (PUC-SP) with a master’s degree in Economics at Instituto de Estudos e Pesquisas Econômicas (IEPE) / Universidade Rio Grande do Sul and a postgraduate degree in Environmental and Economic Development at Universidade de Campinas (UNICAMP). He is the President of the Center for the Study of Public Policy of the Universidade de Campinas (UNICAMP) and a researcher at Campinas Foundation of Economics.  He is also a Member of the Board of Directors of Iguatemi S.A. and Romi S.A. He was Finance Secretary at the Municipal Governments of São Paulo, Campinas and Santo André in the State of São Paulo. Mr. Afonso was nominated to stand for election to our board of directors by our shareholder PETROS.

Luiz Fernando Furlan — Board member. Mr. Furlan was a Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Previously, he was Chairman of the Board of Directors of Sadia from 1993 to 2002, where he had worked since 1976. He also served on the boards of international corporations, such as Panamco (Pan American Beverages, Inc. — U.S.) from 1994 to 1998. He joined the advisory councils of IBM — Latin America, Embraco S.A. (Brasmotor — Brazil) and ABN Amro Bank (Brazil) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies); Co-President of the MEBF (Mercosur-European Union Business Forum); and Vice President of FIESP (São Paulo Entrepreneurs Association). At present, he is also Chairman of Amazonas Sustainability Foundation and a member of the boards of Redecard S.A., Amil Participações S.A., Telecomunicações de São Paulo S.A. — Telesp and Telefónica S.A. (Spain) and a member of the International Advisory Boards of Panasonic (Japan) and McLarty Associates (U.S.). He graduated with a degree in chemical engineering and in business administration with a specialization in financial management. Mr. Furlan qualifies as an independent director under the Brazilian Novo Mercado rules.

Manoel Cordeiro Silva Filho — Board member. Mr. Silva Filho has 32 years of experience at Companhia Vale do Rio Doce, was an investment and finance officer of VALIA and was a coordinator of the National Investment Committee of Associação Brasileira das Entidades Fechadas de Previdência Complementar, or ABRAPP. Mr. Silva Filho holds a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, a post-graduation qualification in economic engineering from Faculdade Estácio de Sá, Rio de Janeiro and an MBA in finance from IBMEC. Mr. Silva Filho was nominated to stand for election to our board of directors by our shareholder VALIA.  Mr. Silva Filho qualifies as an independent director under the Brazilian Novo Mercado rules.

Walter Fontana Filho — Board member. Mr. Fontana Filho was the Chief Executive Officer of Sadia from 1994 to 2005, with previous experience as Commercial Vice President Director and Domestic Commercial Director. Member of the Board of Directors of the newspaper ‘O Estado de São Paulo’ since 1999, Member of the Board of Directors of ALGAR – Algar S.A. Empreendimentos e Participações since 2005, Member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. since 2007. He was Chairman of the Board and Chief Executive Officer of Sadia S.A. Mr. Fontana holds undergraduate and graduate degrees in Economics from Pontifícia Universidade Católica de São Paulo (PUC-SP), with a specialization in Business Marketing from Fundação Getúlio Vargas (FGV). Mr. Fontana Filho qualifies as an independent director under the Brazilian Novo Mercado rules.

Pedro de Andrade Faria — Board member.  Mr. de Andrade Faria has a degree in business administration from Fundação Getúlio Vargas (FGV) and a master’s in business administration from the University of Chicago. He is a member of the board of directors and executive vice-president of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Arezzo Indústria e Comércio S.A., Companhia de Gás de São Paulo – Comgás, Cremer S.A. and Omega Energia Renovável S.A. Mr. de Andrade Faria was the Chief Financial and Investor Relations Officer of Brasilagro. Mr. de Andrade Faria was nominated to stand for election to our board of directors by our shareholder Tarpon. Mr. de Andrade Faria qualifies as an independent director under the Brazilian Novo Mercado rules.

Abilio Diniz — Proposed Chairman of the board of directors.  Mr. Diniz graduated in Business Administration from Fundação Getúlio Vargas and also pursued study programs at Columbia University in the City of New York and the University of Dayton in Ohio.  He has spent his professional career at Grupo Pão de Açúcar, starting as a sales manager and rising to his current position as Chairman of the Board of Directors.  As Executive Chairman, he was responsible for implementing the policies of corporate governance and professionalization of Grupo Pão de Açúcar.  He is a member of the board of directors of Groupe Casino.  Mr. Diniz was one of the founders of the São Paulo state supermarkets association (Associação Paulista de Supermercados, or APAS) and the Brazilian federal supermarkets association (Associação Brasileira de Supermercados, or ABRAS). He was also, for approximately ten years, a member of the CMN.  Mr. Diniz is also a member of the Brazilian Government’s Conselho de Desenvolvimento Econômico e Social, or CDES.

Sérgio Rosa — Proposed Vice Chairman of the board of directors.  Mr. Rosa is a journalist who graduated from the Escola de Comunicação e Artes da Universidade de São Paulo.  Mr. Rosa was the Chaiman of the Board of Directors of Vale S.A. from 2003 to 2010.  During the same period, Mr. Roas was also President of Valepar S.A. and Litel Participações S.A.  Mr. Rosa was previously a member of the Board of Directors of Brasil Telecom S.A. and of Sauípe S.A., and the Investment Director of ABRAPP.  Mr. Rosa is also a member of CDES, founder and member of the Board of Directors of Principles for Responsible Investment Program, or PRI, established by the UN. Mr. Rosas served as Director of the Bank Employees Union of the State of São Paulo, President of the National Confederation of Bank Treasury and Latin American Confederation of Bank Employees.  Mr. Rosas was Alderman of the City of São Paulo between 1994 and 1996.  Mr. Rosas is currently a member of the Board of Directors of America Latina Logistica S.A. Mr. Rosa was nominated to stand for election to our board of directors by our shareholder PREVI.  Mr. Rosa is expected to qualify as an independent director under the Brazilian Novo Mercado rules.

Carlos Fernando Costa — Proposed board member.  Mr. Costa has a bachelors degree in math from Universidade Federal de Uberlândia, a bachelors degree in business from the Universidade Iberoamericana, and a masters degree in Financial Management from Universidade Metodista.  Mr. Carlos is Chief Financial Officer and Investment and Executive Manager Investment Planning and Market Operations of Fundação Petrobras de Seguridade Social, or PETROS. Mr. Costa participates in various committees of PETROS, and is the Coordinator of the Technical Committee of ABRAPP. Mr. Costa was nominated to stand for election to our board of directors by our shareholder PETROS.

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

The following table sets forth information with respect to our executive officers

Name	Position Held	Current Position Held Since	Age

José Antonio do Prado Fay	Chief Executive Officer	October 28, 2008	59
Leopoldo Viriato Saboya	Chief Financial, Administrative and Investor Relations Officer	June 26, 2008	37
Antonio Augusto de Toni	Export Market Executive Officer	April 26, 2007	49
Giberto Antonio Orsato	Human Resources Executive Officer	April 26, 2007	51
Ely David Mizrahi	Food Service Executive Officer	March 22, 2010	49
Nelson Vas Hacklauer	Strategy and M&A Executive Officer	May 31, 1995	61
Nilvo Mittanck	Operations and Technology Executive Officer	April 26, 2007	51
José Eduardo Cabral Mauro	Domestic Market Executive Officer	March 22, 2010	49
Wilson Newton de Mello Neto	Corporate Affairs Executive Officer	September 23, 2010	40
Luiz Henrique Lissoni	Supply Chain Executive Officer	September 23, 2010	54

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers.

José Antonio do Prado Fay – Chief Executive Officer. Mr. Fay studied Mechanical Engineering at the Universidade Federal do Rio de Janeiro (UFRJ), and received a postgraduate degree in industrial systems at COPPEAD – Universidade Federal do Rio de Janeiro (UFRJ) – Petrobrás. He became CEO at Perdigão in October 2008, having held the position of director-general for the Perdigão Business Unit.  He has held various posts at leading companies such as Petrobrás, the Bunge Group, Santista Alimentos, Batávia and Electrolux.

Leopoldo Viriato Saboya – Chief Financial, Administrative and Investor Relations Officer.  Mr. Saboya is an agricultural engineer with a Master's degree in Economics from Universidade de São Paulo (USP).  He has worked in Perdigão since 2001, over which time he has accumulated broad experience in strategic planning, corporate finance, investor relations, capital markets, mergers and acquisitions, project finance, budgeting, accounting and risk management.  He took over as the Company’s Chief Financial Officer in 2008.  Currently he is in charge of the following group areas: Treasure, Investor Relations, Accounting, Tax Planning, IT, Shared Service Center, Risk Management, Mergers and Acquisitions, and Strategic Planning.

Antonio Augusto de Toni – Export Market Executive Officer. Mr. Toni was manager and foreign trade director at Chapecó Food Company and executive director at Chapecó Trading S.A. at Perdigão. He took over as General Officer of the Perdix Business position in April 2007. He has a degree in Foreign Trade Administration from the Universidade do Vale do Rio dos Sinos with a specialization in Marketing Administration, International Administration and Corporate Finance. He also has an MBA in Agribusiness from the Faculdade de Economia, Administração e Contabilidade (FEA), da Universidade de São Paulo (USP).

Giberto Antonio Orsato – Human Resources Executive Officer.  Mr. Orsato graduated from Universidade do Oeste de Santa Catarina (UNOESC), with a specialization in Entrepreneurial Management.  He also received a degree in Business Management – STC from the Fundação Dom Cabral and Kellog Business School and he received an MBA in Business Administration from Universidade de São Paulo (USP). He joined BRF in 1987, where he worked in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

Ely David Mizrahi – Food Service Executive Officer.  Mr. Mizrahi is a former president and partner of the Miss Daisy Company and joined Sadia after acquired.  He has worked for nine years in the Marketing and Commercial departments, having been appointed to the current position in 2008.  He graduated from Fundação Armando Álvares Penteado (FAAP), specialist in Business Management – STC from the Fundação Dom Cabral and Kellogg Graduate School of Management.

Nelson Vas Hacklauer – Strategy and M&A Executive Officer.  Mr. Hacklauer worked at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Officer from 1994 to 1995 and Commercial Officer from 1989 to 1994.  He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles.

Nilvo Mittanck – Operations and Technology Executive Officer.  Mr. Mittanck studied Mechanical Engineer and specialized in Business Management – STC at Fundação Dom Cabral and Kellogg Graduate School of Management, and he also holds and an MBA from Universidade de São Paulo (USP).  He joined BRF in 1985, holding posts in the areas of engineering, projects, operations, logistics and supply chain until being appointed to his current position as Operations and Technology Executive Officer.

José Eduardo Cabral Mauro – Domestic Market Executive Officer.  Mr. Mauro graduated as a production engineer from Universidade de São Paulo (USP), and obtained a post-graduate degree from Harvard University.  Previously, he worked for 20 years at Unilever and three years at Wal-Mart.  He joined Sadia in 2009.

Wilson Newton de Mello Neto – Corporate Affairs Executive Officer.  Mr. Neto is the Corporate Affairs Executive Officer.  Mr. Neto holds a master degree’s in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP). Since 2010, he is a member of the Board of the Brazilian Poultry Association (Associação Brasileira dos Produtores e Exportadores de Frangos), or “UBABEF,” and ABIPECS.  He has extensive experience in complex integration processes.

Luiz Henrique Lissoni – Supply Chain Executive Officer.  Mr. Luiz Lissoni holds a degree in Economics and an MBA in Business Management from the Universidade de São Paulo (USP).  Mr. Lissoni developed his career in the food sector, with a stint as chairman of the Group Gafor, multi-business conglomerate.  Stands out his passages by Coca-Cola, Campbell’s Food and Swift-Armour.

B.                  Compensation

In 2012, the aggregate compensation paid by us to all members of the board of directors, fiscal council and all executive officers for services in all capacities was approximately R$20.8 million. In addition, we paid to all executive officers approximately R$15 million in 2012 as part of our profit sharing plan.

The amount of compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid was historically related to a percentage of our net income. Starting in 2006, we implemented a new methodology that relates the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income, Value Added (GVBRF) and EBITDA measured against the budget established at the beginning of each year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In addition, in 2012, we paid severance benefits to a former executive officer in accordance with the policy described in Note 24.2.4 to our consolidated financial statements. In 2012, the amount paid as benefits to the executive officers totaled R$2.3 million. The aggregate total compensation paid to members of the board of directors and executive officers in 2012 (including salaries, profit sharing payments and benefits) was R$38.1 million.

Our executive officers and the head of internal audit are also eligible to participate in our Stock Option Plan. As of December 31, 2012, a total of 2,728,770 options were held by them, with a cost to our company of R$7.8 million in 2012. For more details about our Stock Option Plan, see “—E. Share Ownership—Stock Option Plan.”

Our executive officers also participate in our private pension plan described in Note 24.1.1 to our consolidated financial statements and are eligible to receive the supplemental retirement benefits described in Note 24.2.5 to our consolidated financial statements.

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

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age

Attílio Guaspari (1)(2)	President of the Fiscal Council	April 29, 2005	66
Agenor Azevedo dos Santos	Alternate	April 12, 2007	57
Decio Magno Andrade Stochiero	Member of the Fiscal Council	April 29, 2011	49
Tarcisio Luiz Silva Fontenelle	Alternate	April 29, 2011	50
Susana Hanna Stiphan Jabra (3)	Member of the Fiscal Council	April 24, 2012	55
Manuela Cristina Lemos Marçal	Alternate	April 24, 2012	39

(1)   Financial Expert (as defined under the rules of the U.S. Securities and Exchange Commission) and Independent Member (as defined under the Brazilian Novo Mercado rules)

(2)   Independent Member (as defined under the Brazilian Novo Mercado rules)

(3)   Ms. Susana Hanna Stiphan Jabra was alternate member of the Board of Directors until April 24, 2012, when she was elected to the Fiscal Council.

Attílio Guaspari – Member of the Fiscal Council and Financial Specialist.  Mr. Guaspari holds a degree in Civil Engineering and a master’s degree in Management Sciences.  He is also a member of the Audit Committee of the Banco Nacional de Desenvolvimento Econômico e Social – BNDES. He has extensive experience as Internal Audit Chief, Financial Director and member of the Fiscal Council and Board of Directors.

Decio Magno Andrade Stochiero – Member of the Fiscal Council.  Mr. Stochiero holds a degree in Business and an MBA in Rating Asset Investment Portfolios from the Universidade de São Paulo (USP).  Mr. Stochiero has had a long career in Fundação Sistel de Seguridade Social, where he is currently Manager of Corporate Planning and Control.  Mr. Stochiero is also a member of the Board of Directors of Bonaire Participações S.A., member of the National Technical Governance Board of the Associação Brasileira das Entidades Fechadas de Previdência Complementar – ABRAPP and certified by Instituto Brasileiro de Governança Corporativa – IBGC.

Susana Hanna Stiphan Jabra –  Member of the Fiscal Council.  Ms. Jabra holds a degree in Economics with Specialization in Financial Administration.  She has worked for more than 30 years in large and middle market companies, having participated in important capital market transactions.  She worked as an economist at Banco Itaú S.A., Planning and Control Manager at Agência Estado Ltda., Executive Manager for Investments and a member of the Social Responsibility Committee at PETROS.  She was member of the Board of Directors of CPFL Energia, Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz, CPFL Geração de Energia S.A., Telenorte Celular Participações and Bonaire Participações S.A.

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

We have five advisory committees for our Board of Directors: (i) Corporate Governance, Sustainability and Strategy Committee, (ii) Finance and Risk Policy Committee, (iii) People’s Committee (which addresses human resources matters); (iv) best practices, and (v) senior consulting), which are composed of members of our Board of Directors and our Board of Executive Officers, in addition to other professionals.

D.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2012(1)	2011(1)	2010(1)
Administration	3,824	3,960	3,859
Commercial	17,091	15,090	13,391
Production	93,076	101,046	97,011
Total	113,991	120,096	114,261

(1) This information includes employees in Brazil and in our international offices.

All of our employees are located in Brazil, except for approximately 4,087 employees who are located abroad, mainly in Europe, Argentina and Middle East who staff our overseas sales offices and processing plants.

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

We maintain a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan.” The principal components are (1) the PROHAB-Perdigão Housing Program, which provides home construction financing through an independent credit source, (2) the private Perdigão pension plan, administered by BFPP – Brasil Foods Sociedade de Previdência Privada, (3) a credit cooperative that offers to the associated employee credit lines with attractive interest rates, (4) supplementary health plan that allows the employee to use the network agreements with costs subsidized by us, (5) meals services agreement, according to which we offer meals in our own restaurants or agreements with other restaurants for subsidies of up to 80.0% by us, (6) basic consumer products granted to employees with salary of up to five minimum wages and 80.0% subsidized by us and (7) collective insurance life policy.

Beyond the benefits mentioned above, we also offer benefits under a private pension plan administered by BFPP – Brasil Foods Sociedade de Previdência Privada to former employees of Sadia.

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

On March 31, 2010, our shareholders approved, and on April 24, 2012 modified, a long-term stock option plan for executive officers and other executives of BRF. For more details, see “Item 6 — Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plan.”

E.                  Share Ownership

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council

As of December 31, 2012, members of and alternates of our board of directors, our executive officers and members and alternates of our Fiscal Council owned the common shares of our company set forth on the table below.  The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors to stand for election to our board of directors.

Directors, Officers and Fiscal Council	Common Shares
Directors:
Nildemar Secches	379,698
Paulo Assunção de Souza	0
Heloisa Helena Silva de Oliveira	0
Décio da Silva (1)	250,688
José Carlos Reis de Magalhães Neto	1
Luis Carlos Fernandes Afonso	2
Luiz Fernando Furlan	5,994,216
Manoel Cordeiro Silva Filho	2
Walter Fontana Filho	2,990,290
Pedro de Andrade Faria	1
Wang Wei Chang	13,484
João José Caifa Torres	0
Gerd Edgar Baumer	200,000
Eduardo Silveira Mufarej	1
Roberto Faldini	464
Maurício da Rocha Wanderley	2
Eduardo Fontana d’Ávila	1,162,458
Marcelo Guimarães Lopo Lima	1
Subtotal	10,991,306
Officers:
José Antonio do Prado Fay	24,125
Leopoldo Viriato Saboya	8,028
Antonio Augusto de Toni	19,659
Gilberto Antonio Orsato	12,924
Ely David Mizrahi	35,317
Nelson Vas Hacklauer	5,803
Nilvo Mittanck	16,806
José Eduardo Cabral Mauro	25,668
Wilson Newton de Mello Neto	0
Luiz Henrique Lissoni	4,425
Subtotal	152,755
Fiscal Council:
Attílio Guaspari	0
Decio Magno Andrade Stochiero	0
Susana Hanna Stiphan Jabra	2
Agenor Azevedo dos Santos	0
Tarcisio Luiz Silva Fontenelle	0
Manuela Cristina Lemos Marçal	0
Subtotal	2

Total	11,144,061

(1)   Excludes 26,346,620 common shares that may be deemed beneficially owned through Weg Participações e Serviços S.A.

Stock Option Plan

On March 31, 2010, our shareholders approved a long-term stock option plan for the executive officers and other employees of BRF and its subsidiaries for the award of stock options under two instruments:  (1) a general stock option plan for annual grants as part of compensation and (2) an additional stock option plan pursuant to which an eligible executive officer may purchase additional stock options with a portion of their compensation based on profit-sharing (collectively, the “Stock Option Plan”).  The shares underlying options granted under the plan may consist of newly issued or treasury shares of BRF. A prior stock option plan of Sadia for its employees was folded into the Stock Option Plan, and the separate Sadia plan expired on September 26, 2012.  The Stock Option Plan is intended to attract, retain and motivate our executives to generate value for our companies and to align their interests with the interests of our shareholders. At the extraordinary general shareholders’ meeting held on April 24, 2012, our shareholders approved an expansion to other employees of BRF who can participate in the Stock Option Plan.

The Stock Option Plan is managed by our board of directors.  Under the current Stock Option Plan, the maximum number of options granted under the Stock Option Plan may not exceed, at any time, the amount equivalent to 2.0% of the total number of common shares issued by BRF.  Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors based on the average closing price of our shares on the 20 trading days preceding the grant date.  Exercise prices are adjusted monthly based on the IPCA.

Stock options granted under the Stock Option Plan vest over three years in three equal annual installments.  Unexercised options are forfeited five years after the grant date.

As of December 31, 2012, a total of 7,748,507 options had been granted, of which 6,617,581 were outstanding and held by approximately 236 persons. During the year ended December 31, 2012, 620,107 options were exercised at an average exercise price of R$28.81 per share for aggregate payments to our company of R$17.9 million. As of December 31, 2012, the weighted average strike price of our outstanding options was R$33.94 per share, and the weighted average of the remaining contractual terms was 45 months. No person has received a number of options for common shares that, together with the common shares owned by that person, exceed one percent of our common shares.

At the general shareholders’ meeting scheduled for April 9, 2013, our shareholders will consider amendments to the Stock Option Plan to:

•         increase the maximum percentage of our shares that may be issued under the plan from 2.0% to 2.5% of the total share capital,

•         increase the number of windows for exercise from two to four, and

•         increase the ratios of options granted to shares acquired pursuant to the additional stock option plan that apply based on the percentage of an executive officer’s net profit sharing amounts used to purchase our shares.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 23 to our consolidated financial statements.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

On December 31, 2012, we had outstanding 870,073,911 common shares (excluding 2,399,335 common shares held in treasury), without par value, 113,075,240 of which corresponded to ADRs. On December 31, 2012, we had approximately 25,000 holders of record.

Major Shareholders

The following table sets forth certain information as of February 28, 2013, with respect to (1) any person known to us to be the beneficial owner of more than 5.0% of our common shares (including treasury shares), (2) certain other shareholders who historically were parties to the shareholders’ voting agreement described below, which has expired, and (3) the total amount of our common shares owned by our directors and executive officers as a group.

	2013
Shareholders	Quantity	%

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (1)	106,401,022	12.20
Fundação Petrobras de Seguridade Social – PETROS (1)	105,530,869	12.10
Tarpon Investimentos S.A.	69,988,490	8.02
Blackrock, Inc	44,776,961	5.13
Fundação Vale do Rio Doce – VALIA (1)(2)	22,166,725	2.54
Fundação Sistel de Seguridade Social – SISTEL (1)(2)	10,400,748	1.19
FPRV1 Sabiá FIM Previdenciário (2)(3)	3,808,604	0.44
All directors and executive officers as a group, alternative members and executive persons (4)	9,731,987	1.12
Subtotal	372,805,406	42.74
Others	499,667,840	57.26

(1)   These pension funds are controlled by participating employees of the respective companies.

(2)   Even though each of these shareholders individually holds less than 5%, these shareholders are included for historical reasons, since they were parties to the Shareholders’ Voting Agreement of Perdigão S.A., dated March 6, 2006, which expired in 2011.

(3)   Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES – FAPES.

(4)   See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Share Ownership of Directors and Executive Officers” for a table setting forth the share ownership of members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Décio da Silva through Weg Participações S.A., as described in “Item 6. Directors, Senior Management and Employees—E. Share Ownership of Directors and Executive Officers.” In addition, this number excludes any shares held by the shareholders in the table above who nominated certain of our directors to stand for election to our board of directors, as indicated in their biographies set forth in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2010, except as described below.

•         On June 20, 2012, Blackrock, Inc. informed BRF that its aggregated holdings added up to 35,171,138 common shares and 9,605,823 ADRs, representing approximately 5.13% of the total common shares issued by the Company.

•         In April 2010, the number of common shares held by investment and portfolio funds under the discretionary management of Tarpon Investimentos S.A. reached 43,773,390, representing 5.02% of our share capital.  Since that time, funds managed by Tarpon Investimentos S.A. have acquired additional shares and held a total of 69,988,490 common shares, representing 8.02% of our share capital as of February 28, 2013.

Shareholders’ Voting Agreement

The Pension Funds entered into a shareholders’ voting agreement, dated March 6, 2006, which provided for the exercise of the voting rights of these shareholders with respect to (1) the election of the members of our board of directors, board of executive officers and fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporations Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.  These shareholders agreed to meet before any shareholders’ or board of directors’ meeting to reach a voting agreement regarding such matters. The decision was taken by the majority of the shareholders, except in relation to the election of the members of (1) our board of directors, where each shareholder is entitled to indicate one member; and (2) the fiscal council.

The shareholding voting agreement expired in accordance with its terms on April 12, 2011 and was not renewed.

B.                  Related Party Transactions

The following summarizes the material transactions that we have engaged in with our directors, key management personnel, principal shareholders and ours and their affiliates since January 1, 2012.  The disclosure of related party transactions below is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS, as issued by the IASB.

For more information about our related party transactions, see Note 29 to our consolidated financial statements.

BNDES Financings

As of December 31, 2012, we had outstanding debt obligations to BNDES, including long-term loans under our FINEM credit line in an aggregate principal amount of R$794.6 million, and credit lines for the financing of international trade transactions through BNDES’s EXIM program in the amount of R$334.4 million.  Although BNDES is the sponsor of FAPES, which controls FPRVI Sabiá FIM Previdenciária, one of our principal shareholders, FAPES is independently managed.

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

We are also borrowers under long-term loans with favorable interest rates from Banco do Brasil S.A. to fund eligible capital expenditures in the Central-West region of Brazil under a Brazilian federal government incentive program. Our primary long-term loans from Banco do Brasil S.A. at December 31, 2012 include (1) a commercial credit line in the amount of R$1,674.3 million, (2) an export credit note in the amount of R$413.2 million and (3) an industrial credit note in the amount of R$3.1 million. Our outgrowers of poultry and hogs may also obtain federal government-subsidized rural credit financing from Banco do Brasil S.A. to fund capital expenditures. We assist our outgrowers in arranging this long-term financing. BRF currently does not guarantee and is not financially responsible for these outgrowers’ financing arrangements; however, we pay part of the payments that we would otherwise make to the outgrowers directly to a mutual fund operated by Banco do Brasil S.A. to support repayment of these financings.  Sadia provides the guarantees of outgrower financing described in “Item 5. Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements.”

The transactions with Banco do Brasil were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Intercompany Loans

Our subsidiaries have entered into certain loan agreements.  The following table sets forth the outstanding balances and interest rates on inter-company loans above R$10 million as of December 31, 2012:

Creditor	Debtor	As of December 31, 2012	Interest Rate
		(in thousands of reais)
BFF International Ltd.	Perdigão International Ltd.	878,402	8.00% p.a.
BFF International Ltd.	Wellax Food Comércio	597,448	8.00% p.a.
Sadia Overseas Ltd.	Wellax Food Comércio	512,537	7.00% p.a.
Sadia International Ltd.	Wellax Food Comércio	121,964	LIBOR
BRF GmbH	Plusfood Holland B.V.	103,303	3.00% p.a.
Plusfood Holland B.V.	Plusfood Groep B.V.	79,260	3.00% p.a.
Plusfood Groep B.V.	Plusfood B.V.	62,789	3.00% p.a.
Sadia GmbH	BRF GmbH	45,169	3.00% p.a.
Sadia GmbH	BRF Foods LLC	36,100	7.00% p.a.
Wellax Food Comércio	Sadia GmbH	20,399	1.00% p.a.
Plusfood Groep B.V.	Plusfood Wrexham	16,901	3.00% p.a.
Sadia GmbH	Qualy B.V.	16,180	1.50% p.a.

Arrangements with FAF

We lease properties owned by Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan and Fontana families, the former controlling shareholders of Sadia.  For the period ended December 31, 2012, the total amount paid as rent was R$9.1 million (R$11.5 million for 2011). The amount of rent is set based on market rates.

Transactions with Affiliated Sustainability Institutes

We guarantee a loan from BNDES to the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) to set up biodigestors on the properties of the rural producers that are taking part in our integration system as part of our sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of the guarantee as of December 31, 2012 was R$72.1 million (compared to R$79.9 million as of December 31, 2011).  See “Item 5.  Operating and Financial Review and Prospects—E.  Off-Balance Sheet Arrangements” for more information about this guarantee.

In addition to the guarantee of debt of the Sadia Sustainability Institute to set up biodigestors described above, in 2012 we agreed to purchase such biodigestors from the Sadia Sustainability Institute for R$57.1 million, with payment due in 2021, in order to ensure the maintenance of biodigestors required to obtain licenses at our plants in Concórdia in the State of Santa Catarina; Lucas do Rio Verde in the State of Mato Grosso; Rio Verde in the State of Goiás; Toledo in the State of Paraná; and Uberlândia in the State of Minas Gerais. See Note 29.1 to our consolidated financial statements for more information about this purchase.

We entered into loan agreements with the Perdigão Sustainability Institute (Instituto Perdigão de Sustentabilidade), a Brazilian not-for-profit organization that was organized by BRF and is dedicated to promoting sustainable development. On December 31, 2012, the total amount outstanding is R$9.0 million (compared to R$6.6 million as of December 31, 2011), and the loan bears interest at a rate of 12.0% per annum.

C.                  Interests of Experts and Counsel.

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.                  Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of the Company is comprised of common shares.  As of December 31, 2012, 870,073,911, or 99.72%, of our common shares (excluding 2,399,335 held in treasury) were issued and outstanding, 113,075,240, or 12.96%, of which correspond to ADRs.

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

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2012, our provisions in such tax proceedings were R$187.1 million, compared to R$231.6 million as of December 31, 2011.  Of these proceedings for which we have recorded a provision for probable losses, the primary proceedings are the following:

•         Income tax and social contribution:  We recorded a R$9.9 million provision as of December 31, 2012 (R$26.0 million as of December 31, 2011) related to Brazilian income tax (Imposto de Renda – Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre of Lucro Líquido, or “CSLL”), including (1) R$7.7 million as of December 31, 2012 (R$7.4 million as of December 31, 2011) related to the disallowed of claims from a subsidiary acquired in 2008 from the Brazilian Tax Amnesty Program (“REFIS”), and (2) R$2.1 million as of December 31, 2012 (R$1.9 million as of December 31, 2011) relating to other lawsuits.  In the prior year, we also had provisions relating to a tax assessment notice challenging our calculations of certain subsidiary profits, but we reduced the provision by $18.2 million in December 2012 after the matter was resolved.

•         ICMS:   We are involved in a number of administrative and judicial tax disputes regarding the bookkeeping and/or use of amounts paid in respect of value-added sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$63.8 million as of December 31, 2012 (R$79.0 million as of December 31, 2011).

•         PIS and COFINS: We are involved in administrative proceedings related to the offset of PIS and COFINS contribution credits against other federal debts, in an aggregate amount of R$70.3 million as of December 31, 2012 (R$66.3 million as of December 31, 2011).

•         Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other matters in an aggregate amount of R$39.7 million as of December 31, 2012 (R$56.2 million as of December 31, 2011).

Contingencies for Possible Losses

The amount of tax contingencies which the probability of losses were classified as “possible” was R$6,582.1 million as of December 31, 2012 (R$5,295.0 million as of December 31, 2011).  Of this amount, R$552.1 million as of December 31, 2012 (R$565.9 million as of December 31, 2011) reflected our fair value estimate of contingent tax liabilities relating to our business combination with Sadia as of the date of the business combination for which the risk of loss is classified as possible.  We have recorded a provision for these Sadia pre-business combination “possible” amounts pursuant to paragraph 23 of IFRS 3, Business Combinations.  The most significant of these tax cases for which the risk of losses is classified as possible are described below:

•         Profits earned abroad:  We received an assessment from the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad in the total amount of R$712.9 million as of December 31, 2012 (R$365.8 million as of December 31, 2011). Our legal defense is based on the fact that our subsidiaries located abroad are fully taxed in the countries in which they are based as a result of the treaties regarding double taxation.

•         Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits derived from legal disputes over the Plano Verão, an economic stabilization plan from 1989.  These disputes totaled R$344.9 million as of December 31, 2012 (R$222.5 million as of December 31, 2011). The increase in the amount since 2011 is due to new cases and to monetary indexation of existing cases.

•         ICMS:   We are involved in a number of disputes relating to the ICMS tax: (1) allegedly undue ICMS tax credits generated by tax incentives granted by states of origin (knows as the guerra fiscal dispute) in a total amount of R$1,505.6 million as of December 31, 2012 (R$1,331.6 million as of December 31, 2011), (2) the maintenance of ICMS tax credits on the acquisition of essential products with a reduced tax burden (cesta básica) in a total amount of R$483.9 million as of December 31, 2012 (R$493.9 million as of December 31, 2011), (3) the recording of deemed ICMS tax credits in a total amount of R$122.3 million as of December 31, 2012 (R$86.2 million as of December 31, 2011), and (4) R$859.7 million as of December 31, 2012 (R$563.4 million as of December 31, 2011) related other lawsuits.

•         IPI:  We are involved in administrative proceedings relating to alleged undue use of credits for sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to pay PIS and COFINS  contribution debts in the amount of R$239.0 million as of December 31, 2012 (R$125.0 million as of December, 2011).

•         IPI premium credits: We are involved in a judicial dispute that arose at Sadia related to the alleged undue use of IPI premium credits to offset other federal taxes in the amount of R$422.0 million as of December 31, 2012 (R$399.7 million as of December 31, 2011). We have recorded these credits based on a final judicial decision.

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS tax credits to offset other federal tax liabilities in the amount of R$1,386.0 million as of December 31, 2012 (R$582.9 million as of December 31, 2011). The increase in 2012 relates to new cases as well as to monetary indexation of existing cases.  In particular, in 2012, we continued to observe a more intense focus by the Brazilian federal tax authorities in issuing tax assessment notices in instances where they might not a have done so in the past.  The bulk of the tax assessment  notices  up to date relating to PIS and COFINS tax credits correspond to tax years through 2007 and 2008.  Although we intend to vigorously defend against these tax assessment notices and related administrative proceedings, we expect that the number of cases and the aggregate amount of possible losses will continue to increase as the tax authorities address later tax years.

•         Normative Instruction 86: We were assessed by the Brazilian Internal Revenue Service for a total amount of R$170.0 million related to a fine for alleged non-compliance in the delivery of magnetic files for the years 2003-2005 to the tax authorities.

•         Social security taxes: We are involved in disputes related to social security taxes allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$163.9 million as of December 31, 2012 (R$185.2 million as of December 31, 2011).

•         Other contingencies: We are involved in other tax contingencies involving a variety of matters, including rural activities, transfer pricing and the basis for calculating social contribution taxes totaling R$170.4 million as of December 31, 2012 (R$151.0 million as of December 31, 2011).

Additionally, we were included as co-defendant in a tax lawsuit against Huaine Participações Ltda. (a former holding company of Perdigão), claiming our liability for taxes in the amount of R$584.4 million (R$572.2 million as of December 31, 2011).  On February 16, 2012, we received a favorable decision from the Superior Court, which remanded the matter to the lower court.  Our legal advisors classify the risk of loss in this lawsuit as remote.  As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

As of December 31, 2012, we were involved in 10,872 labor proceedings amounting to total claims of R$2,626.0 million, compared to R$1,740.0 million as of December 31, 2011. These cases are mainly related to overtime, time spent by employees when changing from their clothes into their uniforms, breaks under Article 253 of the Brazilian Labor Code (Consolidação das Leis do Trabalho, or “CLT”), illnesses allegedly contracted at work and work-related injuries.  The labor suits are mainly at the lower court level, and for the majority of the cases, a decision dismissing the pleadings has been granted.  None of these suits is individually significant.  Our provisions for probable losses in labor claims were R$134.4 million as of December 31, 2012 (compared to R$105.2 million as of December 31, 2011).  We recorded these provisions based on our history of payments and the opinion of our legal counsel.

Included in the labor proceedings reported above are a number of proceedings initiated by the Brazilian Federal Labor Prosecutor’s office (Ministério Público do Trabalho Federal) relating to overtime, mandated rest breaks and other employee-related issues. Other companies in the industry have been the subject of similar proceedings, and we do not believe these proceedings will have a material adverse effect on us. Of the approximately 50 outstanding proceedings, some have no assigned value, and the largest has a value of approximately R$5 million, which amount is included in the total amounts reported above. We generally disagree with the arguments presented by the Federal Labor Prosecutor and contest or appeal decisions in these proceedings. Occasionally, we enter into settlements with the Federal Labor Prosecutor’s office when we believe it is in our interest.

For example, on June 21, 2011, we entered into a consent decree (Termo de Ajustamento de Conduta) with the Federal Labor Prosecutor’s office (Ministério Público do Trabalho Federal) for the State of São Paulo to settle a claim that we were not employing the minimum number of disabled workers required under Brazilian law. Under the decree, we agreed to donate R$2.1 million to local charities, and we have five years to reach at least 50.0% of the required quota of disabled persons. If we reach that goal, we will receive an additional five-year period to come into full compliance. If we are unable to meet this requirement, we face fines of up to R$1.0 million, and we will have to donate an additional amount of R$0.1 million.

Civil, Commercial and Other Proceedings

As of December 31, 2012, we were defendants in 6,173 civil proceedings amounting to total claims of R$532.3 million, compared to R$538.3 million as of December 31, 2011.  We were defendants in several civil, commercial and others proceedings related to, among other things, traffic accidents, breach of contract claims, property damage and physical injuries.  The civil, commercial and other actions are mostly in lower courts in the evidentiary phase, and we are awaiting the decisions of the applicable courts.  We have recorded provisions for probable losses in the amount of R$50.2 million in connection with our pending civil, commercial and other proceedings as of December 31, 2012, compared to R$45.0 million as of December 31, 2011. We recorded these provisions based on our history of payments and the opinion of our legal counsel.  In 2012, we signed a consent agreement (the only such consent agreement we signed last year) as a result of an alleged irregularity in BRF’s products.  The consent agreement provides for payment of R$120,000 and a commitment to donate 109 thousand units of Elegê Whole Milk to charities located in the State of Rio de Janeiro.

Proceedings Relating to Sadia’s Pre-Business Combination Derivatives Activities, Sadia’s Former Financial Personnel and the Business Combination

In the fall of 2008, Sadia sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit, which was settled in December 2011 with the payment by Sadia of a total amount of U.S.$27 million.

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

The conclusions of the BDO report were also considered by the shareholders who voted  unanimously at an Extraordinary Meeting of Shareholders held on April 6, 2009, for Sadia to file a liability action against the former Chief Financial Officer (based on negligent conduct, bad business judgment or imprudence, under Article 159 of the Brazilian Corporations Law), seeking indemnification for Sadia’s losses. As a consequence, Sadia retained a specialized law firm that evaluated the facts and merits of the case, including the BDO report, in order to file a lawsuit against the former Chief Financial Officer.  A lawsuit in connection with this matter was filed on June 18, 2009.  Sadia received unfavorable lower court decisions at the first and second levels and appealed those decisions to the Superior Court of Justice (Superior Tribunal de Justiça), the highest Brazilian court on such matters.

In early 2012, the former Chief Financial Officer and his wife filed a lawsuit against Sadia seeking damages due to an alleged dissemination of a campaign in the media against the former Chief Financial Officer.  On March 22, 2013, we settled this lawsuit, together with the lawsuit described in the preceding paragraph, for a combined amount of R$1.0 million.

Separately, the former Chief Financial Officer filed a labor lawsuit against Sadia. This case was resolved in May 2012 with Sadia’s payment of R$70,000 (seventy thousand reais).

On December 14, 2009, Sadia filed a liability action for indemnification under Article 159 of the Brazilian Corporations Law against two financial managers based on negligent conduct, bad business judgment or imprudence.  These civil lawsuits are in preliminary stages. On September 27, 2010, one of these managers filed a labor lawsuit against Sadia, but the case was dismissed because the claimant was absent on the first hearing.  His right to file another similar lawsuit is now precluded.  In February 2011, the other former financial managers filed a labor lawsuit against Sadia, which is at a preliminary stage.

All the cases described above are recorded as possible losses in Sadia’s contingency system, and no provisions have been recorded.

In 2010, the CVM reopened a previous investigation into certain officers of Sadia and members of its board of directors regarding potential liability arising out of interviews conducted with newspapers and magazines prior to the announcement of the business combination between Sadia and our company.  Although in 2011 we furnished certain documents to the CVM in response to a request, neither Sadia nor BRF was the subject of the investigation.  The investigation has been resolved with the payment of civil fines by certain former officers and members of the board of directors of Sadia.

The CVM also initiated a proceeding in 2010 to investigate potential liability arising out of the sale of HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the business combination transaction with our company. The investigation relates to allegations by a former shareholder of Sadia that withdrawal rights should have been given to shareholders of Sadia in connection with the sale of HFF as part of the business combination between Sadia and our company.  Although this investigation has not been resolved, we believe the allegations are without merit and do not anticipate any material liability in connection therewith.

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

As permitted by the Brazilian Corporation Law, our bylaws specify that 25.0% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest on shareholders’ equity. We refer to this amount as the mandatory distributable amount. Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2010 on a per share basis in reais. On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

Year	Description	First Payment Date	Nominal Currency Brazilian per Share	U.S.$ Equivalent per Share at Payment Date
2010	Interest on shareholders’ equity	August 27, 2010	0.06	0.03
2010	Interest on shareholders’ equity	February 24, 2011	0.24	0.14
2011	Interest on shareholders’ equity	August 29, 2011	0.33	0.21
2011	Interest on shareholders’ equity	February 15, 2012	0.39	0.23
2012	Interest on shareholders’ equity	August 15, 2012	0.12	0.06
2012	Interest on shareholders’ equity	February 15, 2013	0.20	0.10

The following table sets forth total dividends and interest on shareholders’ equity by share class:

Year	Dividends and Interest on Shareholders’ Equity on Common Shares	Dividends and Interest on Shareholders’ Equity on Preferred Shares	Total Dividends and Interest on Shareholders’ Equity
	(in millions of reais)
2010	262.50	—	262.50
2011	632.13	—	632.10
2012	274.75	—	274.75

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

On October 20, 2000, ADRs representing our preferred shares began trading on the NYSE.  On April 12, 2006, our preferred shares were converted into common share and our ADRs have represented our common shares since then. On February 28, 2013, there were 113,075, 240 ADRs outstanding, representing 12.96% of our outstanding common shares.

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

On February 28, 2013, we had approximately 25,000 shareholders, including approximately 249 registered U.S. resident holders of our common shares (including The Bank of New York, as depositary). On February 28, 2013, there were 870,423,911 common shares issued and outstanding (excluding 2,049,335 common shares held in treasury).

Price History of Our Common Shares, Preferred Shares and ADRs

The tables below set forth the high and low closing sales prices for our common shares and preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADRs on the NYSE for the periods indicated.

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per Common Share		U.S. dollars per ADR
	High	Low	High	Low
Year
2008	26.65	13.60	16.43	5.84
2009	24.38	13.08	14.26	5.44
2010	27.09	21.26	16.95	11.62
2011	37.85	24.09	21.42	15.52
2012	42.79	27.74	21.46	13.70

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per Common Share		U.S. dollars per ADR
	High	Low	High	Low
Quarter
2010
First Quarter	24.10	21.84	13.77	11.79
Second Quarter	25.81	21.26	14.71	11.62
Third Quarter	25.75	22.35	15.53	12.92
Fourth Quarter	27.60	23.90	16.95	14.02
2011
First Quarter	30.83	26.57	19.09	16.25
Second Quarter	31.85	24.09	20.71	15.52
Third Quarter	32.95	25.17	20.03	16.27
Fourth Quarter	37.85	31.01	21.42	16.85
2012
First Quarter	38.25	32.90	21.46	18.97
Second Quarter	36.01	30.25	19.98	14.92
Third Quarter	36.10	27.74	18.01	13.70
Fourth Quarter	42.79	35.70	21.11	17.62
2013
First Quarter	45.98	41.10	23.11	20.85

Source: Bloomberg

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per Common Share		U.S. dollars per ADR
Month	High	Low	High	Low
October 2012	38.02	35.70	18.70	17.62
November 2012	39.90	36.40	19.07	17.80
December 2012	42.79	38.60	21.11	18.22
January 2013	45.98	42.87	22.75	21.31
February 2013	43.61	41.10	22.04	20.85
March 2013	45.00	42.86	23.11	21.37

B.                  Plan of Distribution

Not applicable.

C.                  Markets

Trading on the BM&FBovespa

The BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros (the “BM&FBOVESPA” or the “São Paulo Stock Exchange”) is a public company which resulted from the merger, in 2008, among Bolsa de Mercadorias e Futuros (BM&F, the Brazilian commodities and futures exchange), Bolsa de Valores de São Paulo (Bovespa, the São Paulo stock exchange), and Companhia Brasileira de Liquidação e Custódia (CBLC, a clearinghouse). Before the merger, BM&F and Bovespa, which were non-profit entities owned by their member brokerage firms until 2007, conducted their initial public offerings (IPOs) and became public companies.

The integration process among such companies was fully completed in November 2008. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has open outcry trading sessions, from 10:00 a.m. to 5:30 p.m. or from 11:00 a.m. to 6:30 p.m. during Brazilian summer time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 6:05 p.m. to 7:30 p.m. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by Bovespa.

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

From September to October of 2008, due to high volatility in the São Paulo Stock Exchange, the “circuit breaker” system was activated six times, in some cases right after the opening of the session and in others, after the dissemination of news that contradicted market expectations that resulted in investor panic. On October 6, 2008, the opening of the São Paulo Stock Exchange was stopped twice, forcing the exchange to disclose special rules for halting trades if the São Paulo Stock Exchange index fell 20.0%. Ultimately, the market did not fall to such extent.

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

•         ensure that shares representing 25.0% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders;

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

•         require that at least 20.0% of our board of directors consist of independent directors; and

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

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in Itajaí, State of Santa Catarina. We are duly registered with Junta Comercial do Estado de Santa Catarina under the number NIRE 42.300.034.240 and with the CVM under No. 01629-2.

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

Corporate Purpose

Article 3 of our bylaws provides that our corporate purpose consists of:

•         the processing and sale, whether wholesale or retail, of foods in general, principally those derived from animal protein and those that use a refrigerated supply chain for distribution;

•         the processing and sale of animal feed and nutrients for animals;

•         the provision of food services in general;

•         the processing, refinement and sale of vegetable oils, fat and dairy products;

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

The Corporation may further engage directly, or indirectly through others, in any support activities for the core business described in Section Three above, such as:

•         To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

•         To provide freight services, generally;

•         To provide product storage and stocking services and all other ancillary services relating thereto;

•         To promote and reposition its retail products at points of display and points of sale to final consumers;

•         To provide the services of receiving and allocating raw materials to be used in production;

•         To provide machine and vehicle repair, maintenance and overhaul services;

•         To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

•         To manufacture, develop and sell packaging products of any kind;

•         To process and raise livestock;

•         To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation; and

•         To conduct reforestation activities, the harvesting, processing and sale of timber.

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

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our Bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20.0% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 36 of our bylaws.

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

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25.0% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are convened to amend our bylaws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding share capital entitled to vote on the first call and any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and blank votes are not counted as shares present in person or represented by proxy. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

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

Elimination of or amendment to limit shareholders’ rights under Article 36 of our bylaws, which requires any shareholder who becomes the holder of 20.0% or more of our total capital stock to effect a public tender offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting. The shareholders who approve such elimination or amendment must launch a public tender offer in accordance with the rules established by Article 36 of our bylaws.

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

•         shareholders holding at least 5.0% of our shares, if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the reasons for calling such a meeting and the proposed agenda;

•         shareholders holding at least 5.0% of our shares if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting to approve the creation of a fiscal council;

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

Board of Directors

Under our bylaws, our board of directors consists of up to 11 members and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. At least 20.0% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.

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

The Brazilian Corporation Law sets forth that a multiple vote system must be made available upon request of shareholders representing at least 10.0% of our voting share capital. The multiple vote system entitles each shareholder to as many votes as there are members of the board of directors for each share it holds. Further, shareholders have the right to allocate their votes to one candidate or several. Under CVM Instruction 282, the minimum percentage of voting capital required for the adoption of the multiple vote system by a publicly held company may be reduced based on its share capital, varying from 5.0% to 10.0%. In our case, considering the amount of our share capital, shareholders representing 5.0% of the voting capital may request the adoption of the multiple vote system to elect the members of our board of directors. If there is no request for the adoption of the multiple vote system, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that any minority shareholders that, individually or collectively, hold at least 10.0% of the common shares have the right to select one director and his or her alternate. The members of our board of directors are elected at our annual shareholders’ meetings for two-year terms.

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

On July 8, 2009, the Company’s bylaws were amended to implement a new structure for the board of directors, now presided over by a chairman and with a total of 11 members.

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

Members of the fiscal council may not be members of the board of directors, officers or an employee of a controlled company or a company from the same group.  The Brazilian Corporation Law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10.0% of the average remuneration paid to directors, excluding other benefits.  At least one of the members of our fiscal council must have a background in accounting, auditing and finance, which qualifies him or her as a financial expert.  According to our bylaws, a member of the fiscal council shall not act as a member of more than two other corporate bodies, such as the board of directors, fiscal council or audit committee of two other companies in addition to us.

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

The Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. Our board of directors’ and board of executive officers’ participation in our net profits, when allocated, can be in an amount approved at the shareholders’ meeting up to 10.0% of our net profits in such fiscal year.

Our bylaws provide that an amount equal to 25.0% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

Income Reserve Accounts

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

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5.0% of net profits for each fiscal year until the aggregate amount in the reserve equals 20.0% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to established capital reserves, exceeds 30.0% of total capital. The amounts to be allocated to such reserve must be approved by company’s shareholders at a shareholders’ meeting and may only be used to increase share capital or to absorb losses, but are not available for distribution. At December 31, 2012, we had a legal reserve of R$220.3 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which net profits exceed the sum of (1) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2012, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2012, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for two additional reserves:

•         Reserves for increases in capital. 20.0% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20.0% of share capital. At December 31, 2012, we had reserves for increases in capital of R$700.8 million.

•         Expansion reserves. Under our bylaws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80.0% of share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2012, we had an expansion reserve of R$1,216.0 million.

•         Reserves for tax incentives. Under the Brazilian Corporation Law, shareholders may decide at a meeting to retain a portion of net profits arising from donations on government grants for investment to allocate to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. At December 31, 2012, we had a reserve for tax incentives of R$124.0 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2012, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and donations. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2012, we had a capital reserve of R$69.9 million.

Payment of Dividends and Interest on Shareholders’ Equity

The bylaws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity. Consistent with the Brazilian Corporation Law, our bylaws provide that an amount equal to 25.0% of our net profits, adjusted as described in “—Allocation of Net Income and Distribution of Dividends” above, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.

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

Interest on Shareholders’ Equity

Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50.0% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50.0% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount. For more information, see “E. Taxation—Brazilian Tax Considerations—Income Tax.”

Any payment of interest on shareholders’ equity to holders of common shares or ADRs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15.0%, except that a 25.0% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20.0% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. Under our bylaws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.

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

•         participate in a merger of shares; or

•         acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law, our shareholders will not be given withdrawal rights if our shares (1) are “liquid,” which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50.0% of the type or class of shares that are being withdrawn.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for ten days after the expiration of this period if we determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80.0% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.

Redemption

Under the Brazilian Corporation Law, we may redeem our shares by a decision taken in an extraordinary shareholders’ meeting by shareholders representing at least 50.0% of our share capital.

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

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20.0% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

These provisions are not applicable to shareholders who become holders of 20.0% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20.0% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20.0% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20.0% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 36 of our bylaws; (b) 135.0% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135.0% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

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

Shareholders holding at least 10.0% of our outstanding shares (as adjusted in the manner described in the prior paragraph) may require our management to call an extraordinary shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer and must be justified. The shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the higher price or cancelled, and this decision must be announced to the market in accordance with Brazilian law.

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50.0% of our total share capital or by a shareholder who is not a member of a group of shareholders (as defined in our bylaws), we must conduct the public tender offer, within the limits imposed by law. In this case, subject to applicable regulation, we may only purchase shares from shareholders who have voted in favor of our becoming a private company after purchasing all shares from the other shareholders who voted against going private and who have accepted the public tender offer.

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

Widespread Ownership

There will be widespread control over our activities if such control is exercised by: (1) shareholders that hold less than 50.0% of our share capital; (2) shareholders that together hold a percentage greater than 50.0% of our share capital, provided these shareholders have not entered into voting agreements, are not under common control and are not acting in concert; and (3) shareholders that have entered into a shareholders’ agreement which together hold less than 50.0% of our share capital.

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

The acquirer must take all necessary measures to reconstitute the minimum 25.0% free float required under the Novo Mercado listing regulations within six months of the acquisition.

The controlling shareholder may not transfer the shares it holds to the purchaser of control, and we may not register the transfer of such shares, if the purchaser fails to execute the Terms of Consent to the Novo Mercado Regulations and the Rules of the Market Arbitration Chamber established by the São Paulo Stock Exchange.

Public Tender Offers

Any person who acquires or becomes a shareholder through an offering for quantities of shares equal to or greater than 20.0% of the total issued shares should undertake or apply for registration of a takeover bid of all shares of our offering and should comply with CVM rules, the regulations of the São Paulo Stock Exchange, and the provisions of our bylaws.

The takeover should be (1) sent immediately to all of our shareholders, (2) put in effect by public auction to be held by São Paulo Stock Exchange and (3) paid immediately in reais. The price for the shares offered may not be less than the greater of (a) the economic value determined by an appraisal report, (b) 135.0% of the issue price of our shares in any capital increase carried out through public distribution occurring in the 24 months preceding the date on which the takeover is executed, as updated by the IPCA to date of payment, and (c) 135.0% of the average unit price of the shares of our offering during the 30 days prior to the completion of the takeover on the stock exchange where the bulk of the shares are traded.

For a detailed description of the procedures applicable to takeover bid by increased participation, see our bylaws filed as an exhibit to this Annual Report on Form 20-F.

Suspension of Rights of Acquiring Shareholder for Violation of Our Bylaws

In the event an acquiring shareholder violates the provisions of our bylaws regarding the need to conduct a public tender offer as a result of a change of control or of the purchase of shares representing 20.0% or more of our share capital, the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

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

We cannot hold in treasury more than 10.0% of our total shares, including the shares held by our subsidiaries and affiliates.

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

Reporting Requirements

We are subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the CVM. In addition, as a result of our listing on the Novo Mercado, we must meet the reporting requirements of the Novo Mercado.

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

•         a copy of the minutes of the annual shareholders’ meeting, within seven days of its occurrence;

•         Formulário de Refêrencia – a report on a standard form containing annual corporate, business, and selected financial information, within a month from the date of the annual general shareholders’ meeting; and we must update this document in accordance with Instructions 480 and 481 of the CVM;

•         Informações Trimestrais – ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information:

•         a notice of any extraordinary shareholders’ meeting, on the same date it is published;

•         a summary of the decisions taken at any extraordinary shareholders’ meetings, on the day the meeting is held;

•         minutes of any extraordinary shareholders’ meeting, within seven days of the date the meeting occurred;

•         a copy of any shareholders’ agreement within seven days it is filed with us;

•         any press release giving notice of material facts, on the same date it is published in the press;

•         information on any filing for plan of reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit and, if applicable, a plan for payment of holders of debentures, as well as a copy of any judicial decision granting such request, on the same date it is filed and on the date we take notice of the judicial decision, respectively;

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

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

The shares of the Corporation have been listed to trade on the Brazilian Securities and Derivatives Stock Exchange special listing segment named Novo Mercado, of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).  Accordingly, the Corporation, its shareholders, the Directors and Officers and the Fiscal Council members (if the council is active) are bound by BM&FBOVESPA’s Novo Mercado Listing Rules.  Where a tender offer required under the provisions of these Bylaws is materially detrimental to the rights of shareholders, the Novo Mercado Listing Regulations shall prevail over the provisions of these Bylaws.

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

•         as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:

•         release our annual financial statements and consolidated financial statements in accordance with IFRS, in reais and in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with IFRS, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

•         disclose, in the English language, the complete financial statements of BRF (parent company on an unconsolidated basis), management reports and notes to the financial statements prepared in accordance with Brazilian Corporation Law, as well as the independent auditors’ report; and

•         as from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:

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

•         any direct or indirect ownership interest exceeding 5.0% of our share capital, looking through to any ultimate individual beneficial owner;

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

In addition, any controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly that holds directly or indirectly 5.0% or more of our shares must provide to us, the CVM and the São Paulo Stock Exchange the following information:

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

The disclosure requirement referred to above will also apply to any person or group of persons acting jointly holding participations equal to or in excess of five percent each time such person increases or decreases its participation in our shares by an amount equal to 5.0% of our shares.  In addition, pursuant to our bylaws, after reaching the 5.0% threshold, major shareholders or groups of shareholders must report any acquisition of shares that, when added to those currently held, represent more than 1.0% (one percent) of our share capital, or multiples of that percentage. These requirements also apply to holders of debentures convertible into our shares or subscription rights that guarantee the holder the right to acquire shares.

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

Annual Calendar

Novo Mercado regulations require that companies and their management, by December 10th of each year, disclose an annual calendar, and send a copy to the São Paulo Stock Exchange, containing all scheduled corporate events, company information, the time and place of such events and the date when the information relating to these events will be disclosed and sent to the São Paulo Stock Exchange. Amendments to the calendar must be communicated to the São Paulo Stock Exchange.

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

Stock Option Plan

On March 31, 2010, our shareholders approved a long-term stock option plan for executive officers and other employees of our company. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plan.”  We were required to seek shareholder approval of this stock option plan, as described in “— Meeting of Shareholders” above, and we were required to disclose the stock option plan and provide the São Paulo Stock Exchange and the CVM with a copy.

Agreements Within Our Group

According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1.0% of our net equity in any period of one year, whichever is greater.

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

C.                  Material Contracts

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia. On July 8, 2009, the business combination was approved by the board of directors of Perdigão, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition.  Pursuant to the transaction, among other things, Sadia became a subsidiary of our company, and we changed our name to BRF – Brasil Foods S.A.  On December 31, 2012, Sadia merged with and into BRF and ceased its separate existence.

Performance Commitment Agreement (TCD) and Related Agreements

On July 13, 2011, the CADE approved the business combination, conditioned upon compliance with the terms of a Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”) that we entered into with the CADE on July 18, 2011.  We agreed to a number of measures under the TCD, and several of these are summarized under “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia—Antitrust Approvals.”  A copy of the TCD is filed as Exhibit 4.03 to this Annual Report on Form 20-F.

On March 30, 2012, we entered into an agreement with Marfrig to implement the terms of the TCD.  The Marfrig agreement is described under “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia—Agreement with Marfrig.” The initial closing of the transaction occurred on June 11, 2012.

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

Pursuant to Resolution No. 3,265, of March 4, 2005, which was revoked by Resolution No. 3,568, issued on May 29, 2008, the National Monetary Council introduced a single Foreign Exchange Market and abolished the legal differences between the Commercial and Floating Markets. Among the modifications to Exchange Market rules is a broader permission to remit funds abroad through the Foreign Exchange Market. On the other hand, the so- called “CC5-Accounts,” which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties.

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

There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation that generally requires, among other things, obtaining an Electronic Registration under the Resolution No. 2,689. Under Resolution No. 2,689, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution No. 2,689 are also generally entitled to favorable tax treatment.

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

Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payer’s corporate income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•         50.0% of net income (after the social contribution on net profits tax, and before the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•         50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a tax haven (“Tax Haven Residents”). For this purpose, a “tax haven” is a country or location that does not impose income tax, where the income tax rate is lower than 20.0% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•         are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Council (“Registered Holder”) and (ii) is not a Tax Haven Resident; and

•         are subject to withholding income tax at a rate of 15.0% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Residents that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•         are subject to income tax at a rate of 15.0% when realized by any Non-Resident Holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder; and

•         are subject to income tax at a rate of 25.0% when realized by a Tax Haven Resident, whether or not such holder is a Registered Holder.

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

In the case of a redemption of common shares or a capital reduction, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15.0%, or 25.0%, as the case may be.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADRs by U.S. Holders to Other Non-Residents in Brazil

As discussed above, the sale of property located in Brazil involving Non-Resident Holders is subject to Brazilian withholding income tax as of February 1, 2004. Our understanding is that ADRs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Article 26 of Law No. 10,833/03 is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15.0%, or 25.0% for Tax Haven Residents.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, IOF rates for almost all foreign currency exchange transactions are 0.38%. In the case of transactions performed in the stock market or under the regulations issued by the Monetary Council of Brazil, the applicable rate is zero. In any situation, the Ministry of Finance is permitted to increase the rate at any time up to 25.0% on the foreign exchange transaction amount. However, any increase in the rate will not apply retroactively.

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

•         a person who owns or is deemed to own 10.0% or more of our voting stock;

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADRs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, although we believe that dividends received with respect to ADRs currently meet the conditions required for those reduced tax rates, we do not believe that dividends received with respect to common shares (rather than ADRs) currently meet the conditions required for those reduced tax rates. We cannot assure you that the ADRs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under “— Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2012, and we do not expect to be a PFIC for 2013 or in the future, although we can provide no assurances in this regard.

In general, we will be a PFIC for any taxable year in which:

•         at least 75.0% of our gross income is passive income, or

•         at least 50.0% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25.0% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

If we are a PFIC for any taxable year during which you hold our ADRs or common shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADRs or common shares. Distributions received in a taxable year that are greater than 125.0% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADRs or common shares will be treated as excess distributions. Under these special tax rules:

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADRs or common shares in any year in which we are classified as a PFIC.

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

F.                   Dividends and Paying Agents

Not applicable.

G.                  Statement by Experts

Not applicable.

H.                  Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company’s filings are available to the public over the internet at BRF’s web site at http://www. brf-br.com/ir.  Such filings and other information on its website are not incorporated by reference in this Annual Report on Form 20-F. You may request a copy of this filing, and any other report, at no cost, by writing to us at the following address or telephoning us:

Investor Relations Department

BRF – Brasil Foods S.A.

Rua Hungria, 1400

01455-000 – São Paulo – SP – Brazil

Tel.: +55 11 2322-5052

Fax: +55 11 2322-5747

E-mail: acoes@brf-br.com

I.                    Subsidiary Information

See the notes to our consolidated financial statements for a description of the Company’s subsidiaries.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks related to potential losses resulting from adverse changes in interest rates, exchange rates and the price of some commodities. We have established policies and procedures to manage our sensitivity to such risks. These procedures include the monitoring of our level of exposure to each market risk through an analysis based on our balance-sheet exposure combined with an analysis of expected cash flows. We also use derivative financial instruments to mitigate our exposure to these risks, guided by our risk policy under the management of our Financial Risk Management Committee, our board of executive officers and our board of directors.

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

Interest Rate Risk

We are exposed to risk from changes in interest rates, which may be caused by factors related to the global economic crisis, changes in monetary policy in the Brazilian and foreign markets, and other factors. Our interest rate exposure under our indebtedness is primarily to the LIBOR rate, the TJLP rate and the UMBNDES rate. We also have indebtedness denominated in reais  and U.S. dollars that bear interest at fixed rates.  With regard to our marketable securities, our principal exposure is to the CDI rate for investments in the Brazilian market.  Our marketable securities in foreign markets are generally U.S. dollar instruments at a fixed coupon.

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2012. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real  equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euros and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash and cash equivalents and the amounts of derivative instruments (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2014	2015	2016	2017	Thereafter	Carrying Amount	Fair Value
Assets – Short/Long-term	—	2,342.9	49.8	33.6	3.4	111.2	179.4	2,720.2	2,720.2
Fixed rate	—	1,201.8	27.1	33.6	3.4	59.4	95.5	1,420.7	1,420.7
In U.S. dollars	2.36%	549.7	27.1	33.6	3.4	59.4	95.5	768.6	768.6
In Euros	1.2%	4.9	—	—	—	—	—	4.9	4.9
Other currencies	0.01%	647.2	—	—	—	—	—	647.2	647.2

Variable rate	—	992.8	22.7	—	—	51.8	83.9	1,151.2	1,151.2
In Reais	100.67% CDI	824.1	—	—	—	—	—	824.1	824.1
In Reais	100.0% SELIC	100.5	—	—	—	51.8	—	152.3	152.3
In Reais	IGPM +0.0%	—	—	—	—	—	83.9	83.9	83.9
In U.S. dollars	LIBOR +4.5%	68.2	22.7	—	—	—	—	90.9	90.9
In U.S. dollars	—	—	—	—	—	—	—	—	—

Without rate	—	148.3	—	—	—	—	—	148.3	148.3
In Reais	—	148.3	—	—	—	—	—	148.3	148.3

Liabilities – Short/Long-term	—	2,440.7	1,004.4	734.6	425	847	4,066.5	9,518.3	9,518.3
Fixed rate	—	1,708.4	86	118.2	116.9	617.4	3,209.9	5,856.8	5,856.8
In Reais	6.22%	1,358.4	60.2	118.2	116.9	106.5	172.2	1,932.5	1,932.5
In U.S. dollars	7.0%	245.1	9.3	—	—	510.9	3,037.7	3,803	3,803
In Euros	0.0%	—	—	—	—	—	—	—	—
In Argentine pesos	21.07%	104.9	16.4	—	—	—	—	121.3	121.3

Variable rate	—	732.3	918.4	616.5	308	229.6	856.6	3,661.5	3,661.5
In Reais	—	321.2	814.2	356.4	201.5	39.2	224.9	1,957.4	1,957.4
Index	TJLP+3.2%	304.6	514.2	106.4	51.5	39.2	23.4	1,039.3	1,039.3
Index	IGPM+4.7%	2.9	—	—	—	—	201.5	204.4	204.4
Index	102.21% CDI	13.7	300	250	150	—	—	713.7	713.7
In U.S. dollars	—	411.1	104.2	260.1	106.5	190.4	631.7	1,704.1	1,704.1
Index	LIBOR+2.55%	345.6	75	242.5	102.2	187.3	629.5	1,582.1	1,582.1
Index	UMBNDES+2.22%	49.4	29.2	17.7	4.3	3	2.2	105.9	105.9
Index	92.86% CDI	16.1	—	—	—	—	—	16.1	16.1

Net	—	98	954.6	701.1	421.6	735.9	3,887.2	6,798.3	6,798.3

Foreign Exchange Risk

In managing our foreign exchange risk, we try to balance our assets denominated in foreign currency against our liabilities also denominated in foreign currency. We also consider future cash flows resulting from transactions in foreign currency, especially exports denominated in U.S. dollars, euro and pounds sterling. We also have exposure to the Argentine peso with respect to our Argentine operations.  We usually enter into derivative instruments, mainly local short-term swaps, to manage such foreign exchange risk, but these derivatives generally do not cover 100.0% of the principal amount of our U.S. dollar-denominated obligations.

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2012. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-Balance Sheet Financial Instruments	Short Term	2014	2015	2016	2017	Thereafter	Carrying Amount	Fair Value
U.S. dollar-denominated instruments	1,274.07	163.36	293.72	109.92	760.61	3,764.84	6,366.5	6,366.5
Assets
Short/Long-term investments(1)	617.81	49.8	33.58	3.4	59.37	95.47	859.42	859.42
Average annual interest rate	1.45%	5.58%	9.27%	9.27%	4.79%	4.79%	2.63%	0.00%
Liabilities
Short/long-term debt	656.26	113.56	260.14	106.52	701.24	3,669.37	5,507.08	5,507.08
Average annual interest rate	3.78%	4.38%	3.26%	3.12%	5.85%	6.54%	5.86%	—
Euro-denominated instruments	4.92	—	—	—	—	—	4.92	4.92
Assets
Short/Long-term investments	4.92	—	—	—	—	—	4.92	4.92
Average annual interest rate	1.20%	—	—	—	—	—	1.20%	—
Liabilities:
Short/long-term debt	—	—	—	—	—	—	—	—
Average annual interest rate	—	—	—	—	—	—	—	—
Argentine peso denominated instruments	104.92	16.41	—	—	—	—	121.32	121.32
Liabilities:
Short/long-term debt	104.92	16.41	—	—	—	—	121.32	121.32
Average annual interest rate	21.14%	20.63%	—	—	—	—	—	—
Instruments denominated in other currencies	647.21	—	—	—	—	—	647.21	647.21
Assets:
Short/long-term debt	647.21	—	—	—	—	—	647.21	647.21
Average annual interest rate	0.04%	—	—	—	—	—	0.04%	—

(1)           Includes overnight deposits, time deposits, long-term Brazilian government bonds, credit linked notes and other short-term investments.

The table below presents our derivative financial instruments under which we have exposure to foreign exchange risk, using the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

Exchange / Interest Rate Derivatives	Short Term	2014	2015	2016	2017	Thereafter	Carrying Amount	Fair Value
Total Notional	3,362.2	395.1	124.5	—	151.8	514.8	(220.3)	(220.3)
Cross-currency swaps:	11.2	334.2	2.8	—	—	—	(82.5)	(82.5)
Receive R$ / Pay U.S.$
Notional amount	11.2	334.2	2.8	—	—	—	(82.5)	(82.5)
Average annual interest received in R$	9.6%	9.6%	9.6%	—	—	—	—	—
Average annual interest paid in U.S.$	1.4%	1.4%	1.4%	—	—	—	—	—
Duration	0.5	2.0	3.0	—	—	—	—	—
Interest rate swaps:	306.3	60.9	121.7	—	151.8	514.8	(101.7)	(101.7)
Receive U.S.$ / Pay U.S.$
Notional amount	103.2	60.9	121.7	—	151.8	514.8	(101.6)	(101.6)
Average annual interest received in U.S.$	3.0%	3.0%	—	—	—	3.0%	—	—
Average annual interest paid in U.S.$	5.1%	5.1%	—	—	—	5.1%	—	—
Duration	0.4	2	—	—	—	6.1	—	—
Receive U.S.$ / Pay R$
Notional amount	203.1	—	—	—	—	—	—	—
Average annual interest received in U.S.$	5.0%	0.0%	—	—	—	—	—	—
Average annual interest paid in 94.38% of CDI	6.3%	0.0%	—	—	—	—	—	—
Duration	0.6	—	—	—	—	—	—	—
Non-deliverable forwards:	2,840.2	—	—	—	—	—	(35.2)	(35.2)
Receive R$ / Pay U.S.$
Notional amount	2,101.5	—	—	—	—	—	(18)	(18)
Average annual interest received in R$	6.3%	—	—	—	—	—	—	—
Average annual interest paid in U.S.$	—	—	—	—	—	—	—	—
Duration	0.3	—	—	—	—	—	—	—
Receive R$/ Pay Euro
Notional amount	506.7	—	—	—	—	—	(11.3)	(11.3)
Average annual interest received in R$	6.9%	—	—	—	—	—	—	—
Average annual interest paid in Euro	—	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—
Receive R$/ Pay Pounds
Notional amount	165.8	—	—	—	—	—	(6.4)	(6.4)
Average annual interest received in R$	6.0%	—	—	—	—	—	—	—
Average annual interest paid in Pounds	—	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—
Receive U.S.$/ Pay Euro
Notional amount	66.3	—	—	—	—	—	0.4	0.4
Average annual interest received in U.S.$	0.5%	—	—	—	—	—	—	—
Average annual interest paid in Euro	—	—	—	—	—	—	—	—
Duration	0.2	—	—	—	—	—	—	—
FX Futures:	204	—	—	—	—	—	(0.8)	(0.8)
Notional amount	204.4	—	—	—	—	—	(0.8)	(0.8)
Duration	0.1	—	—	—	—	—	—	—

The table below provides further detail on our foreign currency-denominated assets and liabilities as of December 31, 2012.

	As of December 31,
	2012	2011
	(in millions of reais)
Cash and cash equivalents and marketable securities	1,502.4	1,689.5
Trade accounts receivable – third parties	1,606.5	1,379.4
Restricted cash	9.1	—
U.S. dollar futures	204.4	65.8
Inventory	543.0	112.4
Forward contracts (NDFs) (a)	-	11.3
Exchange rate contracts (swaps)	(31.7)	(359.4)
Loans and financing	(5,628.5)	(4,723.8)
Bonds designated as hedge accounting instruments	306.5	—
Prepayment exports designated as hedge accounting instruments	815.8	1,210.2
Trade accounts payable	(479.7)	(340.3)
Other operating assets and liabilities, net	310.9	71.9
	(841.3)	(883.0)

Foreign exchange exposure in U.S.$	(411.7)	(470.7)

(a)    Represent offshore non-deliverable forwards (“NDFs”), not designated as hedge accounting instruments, that affect our results of operations but not our shareholders’ equity.

As permitted by CVM regulations, we account for the exchange rate variation clauses of our export prepayment facilities and a portion of our 5.875% Senior Notes due 2022 as hedging instruments that mitigate the risk of exchange rate variations relating to our exports. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt—Foreign Currency Debt—Export Credit Facilities—Export Prepayment Facilities” and “—Foreign Currency Debt—Bonds” for a general description of our export prepayment facilities and our 5.875% Senior Notes due 2022.  For more information about our accounting relating to these facilities, see Notes 4.4.4 and 4.4.5 to our consolidated financial statements.

The table below presents a sensitivity analysis relating to our foreign exchange risk that considers five scenarios for the next twelve months for variations in exchange rates between the real  and the U.S. dollar, the real  and the euro, and the real  and the pound sterling.  We have adopted what we believe is the most likely scenario shown in the table. The total of export sales analyzed corresponds to the total of derivative financial instruments plus the amortization flow under export prepayment facilities designated as hedge accounting instruments.

Exchange Rate – Brazilian Reais x U.S. Dollar		2.0435	1.8392	1.5326	2.5544	3.0653
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in thousands of reais)
Non-deliverable forwards and Fixed exchange rate (hedge accounting)	Devaluation of R$	23,122	242,186	570,780	(524,536)	(1,072,194)
Pre-payment export	Devaluation of R$	(100,797)	(19,219)	103,148	(304,742)	(508,686)
Bonds	Devaluation of R$	(3,330)	27,323	73,301	(79,961)	(156,593)
Swaps	Devaluation of R$	(4,440)	36,430	97,735	(106,615)	(208,790)
Exports	Appreciation of R$	(1,495)	(240,831)	(599,835)	596,845	1,195,185
Net of tax effect		(86,940)	45,889	245,129	(419,009)	(751,078)
Statement of income		—	—	—	—	—
Shareholders’ equity		(86,940)	45,889	245,129	(419,009)	(751,078)

Exchange Rate – Brazilian Reais x Euro		2.6954	2.4259	2.0216	3.3693	4.0431
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in thousands of reais)
Non-deliverable forwards (hedge accounting)	Devaluation of R$	946	54,045	133,694	(131,802)	(264,551)
Exports	Appreciation of R$	(946)	(54,045)	(133,694)	131,802	264,551
Net of tax effect		—	—	—	—	—
Statement of income		—	—	—	—	—
Shareholders’ equity		—	—	—	—	—

Exchange Rate – Brazilian Reais x Pound Sterling		3.3031	2.9728	2.4773	4.1289	4.9547
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in thousands of reais)
Non-deliverable forwards (hedge accounting)	Devaluation of R$	(2,039)	15,600	42,057	(46,135)	(90,232)
Exports	Appreciation of R$	2,039	(15,600)	(42,057)	46,135	90,232
Net of tax effect		—	—	—	—	—
Statement of income		—	—	—	—	—
Shareholders’ equity		—	—	—	—	—

Commodity Price Risk

In the normal course of our operations, we purchase commodities, mainly corn, soy meal and live hogs, which make up a significant portion of our raw materials and costs of production.

Corn and soy meal prices are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, agricultural policy of the government, foreign exchange rates and the prices of these commodities on the international market, among other factors. The price of hogs acquired from third parties is subject to market conditions and is determined by supply and demand in the international market, among other factors.

Our risk policy provides guidelines to hedging against increases in the price of corn and soy meal. We continuously analyze the possibility of using derivative instruments or inventory management for this purpose. Currently we manage our inventory levels as a method of hedging.

During the 2012 fiscal year, we used derivative instruments to mitigate the exposure to variations in live cattle prices. We entered into derivative instruments to protect our positions under the following transactions: (1) forward purchases of cattle, (2) contracting our own cattle confinement, (3) contracting cattle confinement in partnership with other parties and (4) spot purchases of cattle to ensure sufficient supply in the off-season. The contracts are recorded at fair value in our financial results, regardless of the month of expiration of the contracts.

The table below presents derivative financial instruments related to commodities, using the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

	Short Term	2013	2014	2015	2016	Thereafter	Carrying Amount	Fair Value

Non-deliverable forward:	0.85	—	—	—	—	—	—	0.06
Receive reais /Pay BGI(1)
Notional amount	0.85	—	—	—	—	—	—	0.06
Average annual interest received in reais	—	—	—	—	—	—	—	—
Average annual interest paid in BGI	—	—	—	—	—	—	—	—
Duration	0.1	—	—	—	—	—	—	—
Cattle Options:	28.8	—	—	—	—	—	—	—
Notional amount	28.8	—	—	—	—	—	—	—
Duration	0.1	—	—	—	—	—	—	—
Cattle Futures:	20.3	—	—	—	—	—	—	—
Notional amount	20.3	—	—	—	—	—	—	—
Duration	0.2	—	—	—	—	—	—	—

(1) BGI = live cattle (boi gordo)

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                  Debt Securities

For a description of our principal indebtedness, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt.”

B.                  Warrants and Rights

Not applicable.

C.                  Other Securities

Not applicable.

D.                  American Depositary Shares

The following table sets for the fees and charges that a holder of ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of November 2, 2011 (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary, in connection with our ADR program:

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

8.     Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions.  In the year ended December 31, 2012, the annual fee for depositary services was charged to holders of ADRs.

In the year ended December 31, 2012, pursuant to a letter agreement between our company and the depositary, the depositary reimbursed us for fees, expenses and related taxes of U.S.$1,713,893 consisting of (1) expenses in connection with investor relations events of U.S.$665,312, (2) investor relations expenses and listing fees of U.S.$113,045, (3) legal expenses in connection with ongoing reporting requirements of U.S.$130,029, (4) conference calls expenses of U.S.$6,416, (5) fees paid to self-regulatory organizations (the NYSE, the PCAOB and the FASB) and to the depositary of U.S.$229,481, (6) fees and expenses for other services of U.S.$136,388 and (7) related withholding taxes on these amounts of U.S.$433,222.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, the design and operation of our disclosure controls and procedures were effective.

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

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012, based on criteria in Internal Control-Integrated Framework, issued by the COSO.

Ernst & Young Terco Auditores Independentes S.S., an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Annual Report on Form 20-F, has issued an attestation report on management’s assessment of our internal control over financial reporting.

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18––Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our code of ethics, as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website www.brf-br.com/ir. Information on our website is not incorporated by reference in this form. Copies of our Code of Business Conduct and Ethics are also available without charge upon request to our Investor Relations Office.  “Item 10—Additional Information—B. Memorandum and Articles of Association.”

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended December 31, 2012, no such amendment was made or waiver granted.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors responsible for auditing the financial statements included in the Annual Report on Form 20-F, which was Ernst & Young Terco Auditores Independentes S.S. for the fiscal year ended December 31, 2012 and KPMG Auditores Independentes for the fiscal year ended December 31, 2011.  No payments of consultancy fees were made to the independent auditors during 2012 and 2011. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Fiscal Council/Audit Committee approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

	Year Ended December 31,
	2012	2011
	(in thousands of reais)
Audit fees	3,828.2	3,055.9
Audit-related fees	1,574.2	428.1
Tax fees	344.2	215.5
All other fees	188.8	290.0
Total fees	5,935.4	3,989.5

Audit fees in the above table are the aggregate fees billed by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Audit-related fees in the above table are fees billed by Ernst & Young Terco Auditores Independentes S.S. and KPMG Auditores Independentes in connection with completed and proposed offerings of debt securities in 2011 and 2012.

Tax fees in the above table are fees billed relating to tax compliance services.

All other fees for 2012 refer mainly to assistance with verification of a database associated with a television marketing campaign, while all other fees for 2011 refer mainly to information technology consulting fees.

Our Board of Directors has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the Board of Directors, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors.

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

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company only needs to comply with the requirement that the audit committee, or fiscal council in the case of the Company, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporation Law requires companies to have a non-permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting. The Fiscal Council operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

The Company has a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate, and one member has accounting expertise that qualifies him as a financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Fiscal Council operates under a written charter, which the Company believes meets the NYSE’s requirements for audit committee charters. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law. For a further discussion of our Fiscal Council, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Council.”

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

The first company in the food sector to list on BM&FBOVESPA’s Novo Mercado (2006), we comply with listing regulations, among them, diffused control, protection mechanisms and equality of rights.

Company data is given full disclosure on our investor relations website, where information on our vision of sustainability and actions with respect to the theme can be found. The Company has adhered to Level A of the Global Reporting Initiative guidelines for the publication of its annual reports under Brazilian law.

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website (www. brf-br.com/ir).  Information on our website is not incorporated by reference in this Annual Report on Form 20-F.

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

Majority of Independent Directors

Under NYSE Rule 303A.01, each U.S. listed company must have a majority of independent directors. Under the Novo Mercado rules, at least 20.0% of our directors must be independent for purposes of those rules, and a majority of our directors currently meet that standard.

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

On September 25, 2012, the NYSE proposed revised listing standards relating to compensation committees for listed companies in response to Rule 10C-1 under the Exchange Act adopted by the SEC on June 20, 2012. The revised listing standards, which are expected to become operative on July 1, 2013, (1) continue to require that the compensation committee be composed solely of independent directors but contain more specific guidance regarding the independence standards for those directors, (2) require listed companies to grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser, to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company and (3) require the compensation committee to assess the independence of any compensation adviser, other than the listed company’s in-house legal counsel. The NYSE’s revised listing standards permit foreign private issuers to follow home country practice and disclose the differences between their home country practices and those required of U.S. listed companies.  We expect to avail ourselves of this exemption and continue our current compensation practices in accordance with the Brazilian Corporation Law and Brazilian practice.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “—Item 16D.  Exemptions from the Listing Standards for Audit Committees,” which explains how our Fiscal Council differs from an audit committee for a U.S. listed company and which is incorporated herein by reference.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors recently authorized the establishment of a stock option plan to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in our company. Under our bylaws and the Brazilian Corporation Law, stock option plans for our management and employees must be approved by our shareholders. On March 31, 2010, our shareholders approved a long-term stock option plan for our executive officers. Our shareholders will vote on proposed amendments to the stock option plan at our general shareholders’ meeting scheduled for April 9, 2013. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plan” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Meeting of Shareholders.”

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

Exhibit Number	Description
1.01	Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary meeting of the shareholders of BRF – Brasil Foods S.A. on December 18, 2012.
2.01

Form of Deposit Agreement among Perdigão S.A., The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 2, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File No. 333-177676).

Exhibit Number	Description
2.02	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File 333-177676).
4.01	Purchase Option Plan or Application for Shares (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).
4.02	Stock Options Program (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).
4.03*

Performance Commitment Agreement (Termo de Compromisso de Desempenho), dated July 18, 2011, between BRF – Brasil Foods S.A. and the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed October 24, 2012, SEC File No. 001-15148).

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

*      Portions of the Performance Commitment Agreement were omitted pursuant to a request for confidential treatment, which was granted by the Commission.

**    This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

The total amount of long-term debt of the Company authorized under any instrument does not exceed 10.0% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC any instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

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

Date: April 4, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

BRF-Brasil Foods S.A.

We have audited BRF-Brasil Foods S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). BRF-Brasil Foods S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, BRF-Brasil Foods S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of BRF-Brasil Foods S.A. as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2012 of BRF-Brasil Foods S.A. and our report dated April 4, 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

/s/ Antonio Humberto Barros dos Santos

Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

April 4, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BRF-Brasil Foods S.A.

We have audited the accompanying consolidated balance sheet of BRF-Brasil Foods S.A. and subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRF-Brasil Foods S.A. and subsidiaries at December 31, 2012 and the consolidated results of their operations and their cash flows for the year ended December 31, 2012, in conformity with International Financial Reporting Standards – IFRS, as issued by International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BRF-Brasil Foods S.A.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2013, expressed an unqualified opinion thereon.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

/s/ Antonio Humberto Barros dos Santos

Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

April 4, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

BRF - Brasil Foods S.A.:

We have audited the accompanying consolidated balance sheet of BRF - Brasil Foods S.A. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BRF - Brasil Foods S.A. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Auditores Independentes

Sao Paulo, Brazil
April 27, 2012

BRF - BRASIL FOODS S.A.

CONSOLIDATED BALANCE SHEETS
Years ended December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais)

ASSETS	Note	12.31.12	12.31.11
CURRENT ASSETS
Cash and cash equivalents	7	1,930.7	1,366.8
Marketable securities	8	621.9	1,372.7
Trade accounts receivable, net	9	3,131.2	3,207.8
Inventories	10	3,018.6	2,679.2
Biological assets	11	1,371.0	1,156.1
Recoverable taxes	12	964.8	907.9
Other financial assets	21	33.2	23.5
Other current assets		518.6	409.8
Total current assets		11,590.0	11,123.8

NON-CURRENT ASSETS
Marketable securities	8	74.5	83.4
Trade accounts receivable, net	9	11.1	2.4
Credit notes	9	152.3	147.3
Recoverable taxes	12	1,141.8	744.6
Deferred income and social contribution taxes	13	724.9	2,628.8
Judicial deposits	14	365.3	228.3
Biological assets	11	428.2	387.4
Restricted cash	15	93.0	70.0
Other non-current assets		732.1	362.6
Investments	16	36.7	20.4
Property, plant and equipment, net	17	10,670.7	9,798.4
Intangibles	18	4,751.7	4,386.1
Total non-current assets		19,182.3	18,859.7

TOTAL ASSETS		30,772.3	29,983.5

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED BALANCE SHEETS
Years ended December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais)

LIABILITIES	Note	12.31.12	12.31.11
CURRENT LIABILITIES
Short-term debt	19	2,440.8	3,452.5
Trade accounts payable	20	3,381.2	2,681.3
Payroll and related charges		426.2	434.2
Tax payable		228.0	224.8
Interest on shareholders' equity	26	160.0	312.6
Employee and management profit sharing		76.9	224.5
Other financial liabilities	21	253.4	270.7
Provision for tax, civil and labor risks	25	173.9	118.5
Other current liabilities		323.8	268.7
Total current liabilities		7,464.2	7,987.8

NON-CURRENT LIABILITIES
Long-term debt	19	7,077.5	4,601.1
Social and tax payable		13.5	29.5
Provision for tax, civil and labor risks	25	760.9	835.2
Deferred income and social contribution taxes	13	27.8	1,791.9
Pension plan	24	303.8	266.0
Other non-current liabilities		548.5	362.0
Total non-current liabilities		8,732.0	7,885.7

SHAREHOLDERS' EQUITY	26
Capital		12,460.5	12,460.5
Capital reserves		69.9	76.3
Income reserves		2,261.1	1,760.4
Treasury shares		(51.9)	(65.3)
Other comprehensive loss		(201.0)	(161.5)
Equity attributed to interest of controlling shareholders		14,538.6	14,070.4
Equity attributed to non-controlling interest		37.5	39.6
Total shareholders' equity		14,576.1	14,110.0

TOTAL LIABILITIES		30,772.3	29,983.5

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2012, 2011 and 2010
(Amounts expressed in millions of Brazilian Reais, except earnings per share and share data)

	Note	12.31.12	12.31.11	12.31.10
NET SALES	30	28,517.4	25,706.2	22,681.3
Cost of sales	35	(22,063.6)	(19,047.0)	(16,951.2)
GROSS PROFIT		6,453.8	6,659.2	5,730.1
OPERATING INCOME (EXPENSES)
Selling	35	(4,317.3)	(3,837.5)	(3,523.1)
General and administrative	35	(388.9)	(426.9)	(332.9)
Other operating expenses, net	33	(381.1)	(402.7)	(393.9)
Equity income of affiliates	16	22.4	9.0	4.4
OPERATING INCOME		1,388.9	2,001.1	1,484.6
Financial income	34	985.9	845.8	880.2
Financial expenses	34	(1,556.5)	(1,325.3)	(1,363.3)
INCOME BEFORE TAXES		818.3	1,521.6	1,001.5
Current	13	(19.0)	(39.9)	(130.6)
Deferred	13	21.3	(116.6)	(65.9)
NET PROFIT		820.6	1,365.1	805.0
Attributable to:
BRF shareholders		813.2	1,367.4	804.1
Non-controlling interest		7.4	(2.3)	0.9
Weighted average shares outstanding - basic		869,534,940	870,507,468	870,887,093
Earnings per share - basic	28	0.93524	1.57082	0.92330
Weighted average shares outstanding - diluted		869,703,606	870,546,236	875,538,749
Earning per share - diluted	28	0.93506	1.57070	0.92110

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2012, 2011 and 2010
(Amounts expressed in millions of Brazilian Reais)

	Note	12.31.12	12.31.11	12.31.10
Net Profit		820.6	1,365.1	805.0
Gain(loss) resulting from foreign currency translation adjustments		(3.6)	1.1	(5.2)
Gain on available for sale marketable securities, net of income taxes of R$0.1 in 2012, (R$0.05) in 2011 and (R$0.3) in 2010.	8	13.2	3.6	0.9
Unrealized loss in cash flow hedge, net of income taxes of (R$1.7) in 2012, R$97.7 in 2011 and (R$53.5) in 2010.	4	(8.6)	(229.4)	103.9
Actuarial gain (loss), net of income taxes of R$20.9 in 2012, (R$14.4) in 2011 and R$8.7 in 2010.	24	(40.5)	28.0	(16.8)
Net gain (loss) recorded directly in shareholders' equity		(39.5)	(196.7)	82.8
Total comprehensive income, net of tax		781.1	1,168.4	887.8
Attributable to:
BRF shareholders		773.7	1,170.7	886.9
Non-controlling interest		7.4	(2.3)	0.9

See accompanying notes to the consolidated financial statements.

BRF- BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2012, 2011 and 2010
(Amounts expressed in millions of Brazilian Reais, except Dividend - Interest on own equity per share data)

	Attributed to interest of controlling shareholders
		Capital reserves		Income reserves				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Gains (losses) on hedge accounting	Pension gains (losses)	Retained earnings	Total equity	Non-controlling interest	Total equity
BALANCES AT JANUARY 01, 2010	12,461.8	62.8	(27.6)	71.0	496.4	160.3	-	16.7	0.7	(41.9)	(23.1)	(186.1)	12,991.0	4.7	12,995.7
Comprehensive income:														-
Gain in foreign currency translation adjustments	-	-	-	-	-	-	-	(5.2)	-	-	-	-	(5.2)	-	(5.2)
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	-	-	0.9	-	-	-	0.9	-	0.9
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	103.9	-	-	103.9	-	103.9
Pension gain (loss)	-	-	-	-	-	-	-	-	-	-	(16.8)	(18.5)	(35.3)	-	(35.3)
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	-	804.1	804.1	0.9	805.0
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	-	11.5	1.6	62.0	(39.9)	599.5	13,859.4	5.6	13,865.0
Appropriation of income (loss):	-	-	-	-	-	-	-	-	-	-	-	-
Dividend - Interest on shareholders' equity - R$ 0.3016 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	(262.5)	(262.5)	-	(262.5)
Legal reserve	-	-	-	40.2	-	-	-	-	-	-	-	(40.2)	-	-	-
Reserve for expansion	-	-	-	-	176.9	-	-	-	-	-	-	(176.9)	-	-	-
Reserve for capital increases	-	-	-	-	-	119.9	-	-	-	-	-	(119.9)	-	-	-
Share-based payments	-	6.6	-	-	-	-	-	-	-	-	-	-	6.6	-	6.6
Cost of shares issuance	(1.3)	-	-	-	-	-	-	-	-	-	-	-	(1.3)	-	(1.3)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	1.8	1.8
Treasury shares sold	-	-	26.9	-	-	-	-	-	-	-	-	-	26.9	-	26.9
BALANCES AT DECEMBER 31, 2010	12,460.5	69.4	(0.7)	111.2	673.3	280.2	-	11.5	1.6	62.0	(39.9)	-	13,629.1	7.4	13,636.5
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	-	1.1	-	-	-	-	1.1	-	1.1
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	-	-	3.6	-	-	-	3.6	-	3.6
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	(229.4)	-	-	(229.4)	-	(229.4)
Pension gain (loss)	-	-	-	-	-	-	-	-	-	-	28.0	(39.6)	(11.6)	-	(11.6)
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	-	1,367.4	1,367.4	(2.3)	1,365.1
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	-	12.6	5.2	(167.4)	(11.9)	1,327.8	14,760.2	5.1	14,765.3
Appropriation of income (loss):
Dividend - Interest on shareholders' equity - R$ 0.7270 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	(632.1)	(632.1)	-	(632.1)
Legal reserve	-	-	-	68.4	-	-	-	-	-	-	-	(68.4)	-	-	-
Reserve for expansion	-	-	-	-	305.3	-	-	-	-	-	-	(305.3)	-	-	-
Reserve for capital increases	-	-	-	-	-	265.6	-	-	-	-	-	(265.6)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	56.4	-	-	-	-	(56.4)	-	-	-
Share-based payments	-	15.8	-	-	-	-	-	-	-	-	-	-	15.8	-	15.8
Gains on shares sold	-	3.3	-	-	-	-	-	-	-	-	-	-	3.3	-	3.3
Goodwill on the acquisition of non-controlling entities	-	(12.2)	-	-	-	-	-	-	-	-	-	-	(12.2)	-	(12.2)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	34.5	34.5
Treasury shares acquired	-	-	(72.0)	-	-	-	-	-	-	-	-	-	(72.0)	-	(72.0)
Treasury shares sold	-	-	7.4	-	-	-	-	-	-	-	-	-	7.4	-	7.4
BALANCES AT DECEMBER 31, 2011	12,460.5	76.3	(65.3)	179.6	978.6	545.8	56.4	12.6	5.2	(167.4)	(11.9)	-	14,070.4	39.6	14,110.0

See accompanying notes to the consolidated financial statements.

BRF- BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2012, 2011 and 2010
(Amounts expressed in millions of Brazilian Reais, except Dividend - Interest on own equity per share data)

	Attributed to interest of controlling shareholders
		Capital reserves		Income reserves				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Gains (losses) on hedge accounting	Pension gains (losses)	Retained earnings	Total equity	Non-controlling interest	Total equity
BALANCES AT DECEMBER 31, 2011	12,460.5	76.3	(65.3)	179.6	978.6	545.8	56.4	12.6	5.2	(167.4)	(11.9)	-	14,070.4	39.6	14,110.0
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	-	(3.6)	-	-	-	-	(3.6)	-	(3.6)
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	-	-	13.2	-	-	-	13.2	-	13.2
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	(8.6)	-	-	(8.6)	-	(8.6)
Pension gain (loss)	-	-	-	-	-	-	-	-	-	-	(40.5)	(37.8)	(78.3)	-	(78.3)
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	813.2	813.2	7.4	820.6
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	-	9.0	18.4	(176.0)	(52.4)	775.4	14,806.3	47.0	14,853.3
Appropriation of income (loss):	-	-	-	-	-	-	-	-	-	-	-	-
Dividend - Interest on shareholders' equity - R$ 0.3158 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	(274.7)	(274.7)	-	(274.7)
Legal reserve	-	-	-	40.7	-	-	-	-	-	-	-	(40.7)	-	-	-
Reserve for expansion	-	-	-	-	237.5	-	-	-	-	-	-	(237.5)	-	-	-
Reserve for capital increases	-	-	-	-	-	155.1	-	-	-	-	-	(155.1)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	67.4	-	-	-	-	(67.4)	-	-	-
Share-based payments	-	23.0	-	-	-	-	-	-	-	-	-	-	23.0	-	23.0
Gains on shares sold	-	4.5	-	-	-	-	-	-	-	-	-	-	4.5	-	4.5
Goodwill on the acquisition of non-controlling entities	-	(33.9)	-	-	-	-	-	-	-	-	-	-	(33.9)	-	(33.9)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(9.5)	(9.5)
Treasury shares acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares sold	-	-	13.4	-	-	-	-	-	-	-	-	-	13.4	-	13.4
BALANCES AT DECEMBER 31, 2012	12,460.5	69.9	(51.9)	220.3	1,216.1	700.9	123.8	9.0	18.4	(176.0)	(52.4)	-	14,538.6	37.5	14,576.1

See accompanying notes to the consolidated financial statements.

BRF - BRASIL FOODS S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2012, 2011 and 2010 (Amounts expressed in millions of Brazilian Reais)

	12.31.12	12.31.11	12.31.10
OPERATING ACTIVITIES:
Net profit for the year	813.2	1,367.4	804.1
Adjustments to reconcile net profit to net cash provided by operating activities:
Non-controlling interest	7.4	(2.3)	0.9
Depreciation and amortization	966.7	886.3	780.0
Equity income of affiliates	(22.4)	(9.0)	(4.4)
Loss on the execution of Performance Commitment Agreement ("TCD")	108.9	-	-
Loss on disposal of property, plant and equipment	13.3	158.7	87.3
Deferred income tax	(21.3)	116.6	65.9
Provision for tax, civil and labor risks	132.5	78.9	122.7
Other provisions	(6.2)	60.5	(89.7)
Exchange rate variations and interest	885.2	741.3	236.5
Changes in operating assets and liabilities:
Investments in trading securities	(2,529.0)	(4,003.6)	(2,809.7)
Redemptions of trading securities	3,344.9	4,107.6	4,553.8
Investments in available for sale	(10.8)	(1,703.5)	(980.7)
Redemptions of available for sale	11.5	1,499.2	1,170.7
Other financial assets and liabilities	(20.9)	(23.8)	(75.9)
Trade accounts receivable	90.3	(640.2)	(401.5)
Inventories	(361.8)	(538.6)	163.5
Trade accounts payable	669.4	566.7	154.8
Payments of tax, civil and labor contingencies	(203.1)	(203.2)	(91.3)
Interest paid	(494.7)	(466.2)	(545.6)
Income tax payments	(97.5)	(37.8)	(78.1)
Interest on shareholders' equity received	9.0	5.6	4.0
Payroll related charges and others	(841.0)	(809.0)	164.2
Net cash provided by operating activities	2,443.6	1,151.6	3,231.5

INVESTING ACTIVITIES:
Investments held to maturity securities	(48.6)	-	-
Redemptions of held to maturity securities	94.2	29.2	-
Restricted cash	(14.2)	(9.0)	-
Acquisitions, net of cash acquired	(10.6)	(230.2)	-
Other investments, net	(52.0)	(4.7)	-
Cash of merged company	-	-	-
Additions to property, plant and equipment	(1,884.4)	(1,125.2)	(697.8)
Additions to biological assets	(493.9)	(492.2)	(376.1)
Proceeds from disposals of property, plant and equipment	51.3	6.0	38.0
Additions to intangible assets	(14.6)	(58.8)	(64.7)
Net cash used in investing activities	(2,372.8)	(1,884.9)	(1,100.6)
FINANCING ACTIVITIES:
Proceeds from debt issuance	5,258.2	3,098.4	2,928.7
Repayment of debt	(4,347.6)	(2,838.9)	(4,357.5)
Advance forfuturecapital increase	-	-	-
Treasury shares disposal (acquisition)	13.4	(72.0)	-
Acquisiton of non-controlling interest	(33.9)	(12.2)	-
Payment of interest on shareholders' equity	(439.8)	(501.6)	(153.2)
Cost of shares issuance	-	-	(1.2)
Net cash provided by (used in) financing activities	450.3	(326.3)	(1,583.2)
EFFECT ON EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	42.9	115.8	(135.3)
Net increase (decrease) in cash and cash equivalents	564.0	(943.8)	412.4
At the beginning of the year	1,366.8	2,310.6	1,898.2
At the end of the year	1,930.7	1,366.8	2,310.6

See accompanying notes to the consolidated financial statements.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.            COMPANY’S OPERATIONS

BRF – Brasil Foods S.A. (“BRF”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. BRF is a public company, listed on the New Market of Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. It´s headquarter is located at 475, Jorge Tzachel Street in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•      Whole chickens and frozen cuts of chicken, turkey, pork and beef;

•      Ham products, bologna, sausages, frankfurters and other smoked products;

•      Hamburgers, breaded meat products and meatballs;

•      Lasagnas, pizzas, cheese breads, pies and frozen vegetables;

•      Milk, dairy products and desserts;

•      Juices, soy milk and soy juices;

•      Margarine, sauces and mayonnaise; and

•      Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into 4 operating segments, being domestic market, foreign market, food service and dairy products, as disclosed in note 5.

In the domestic market, the Company operates 30 meat processing plants, 11 dairy products processing plants, 2 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plant, all of them near the Company’s raw material suppliers or the main consumer centers.

In the foreign market, the Company operates 6 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant, 1 frozen vegetables processing plant and 1 cheese processing plant, and subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

The Company has an advanced distribution system and uses 33 distribution centers, to deliver its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers in the domestic market and exports to more than 140 countries.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

BRF has a number of trademarks among which the most important are: Batavo, Claybon, Chester®, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Hot Pocket, Miss Daisy, Nuggets, Qualy, Sadia and  Speciale Sadia,  in addition to licensed trademarks such as Turma da Mônica, Bob Esponja and  Trakinas. The trademarks Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and Delicata were disposed of on June 11, 2012, as disclosed in note 1.2

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each subsidiary:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.1.       Interest in subsidiaries

Subsidiary		Main activity	Country	12.31.12	12.31.11

PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias	(k)	Commercialization of owned real state	Brazil	100.00%	65.49%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.	(j)	Industrialization and commercializations of dairy products	Brazil	-	100.00%
BRF GmbH	(I)	Holding and trading	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	100.00%	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Marketing and logistics services	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Industrialization, import and commercializations of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham		Industrialization, import and commercializations of products	United Kingdom	100.00%	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK		Marketing and logistics services	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods África Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	40.00%	40.00%
Rising Star Food Company Ltd.	(d)	Industralization, import and commercialization of products	China	50.00%	-
Quickfood S.A.	(f)	Industrialization and commercialization of products	Argentina	90.05%	-
Sadia S.A.	(j)	Industralization and commercialization of products	Brazil	-	100.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	(c)	Import and export of products	Argentina	0.02%	-
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Vip S.A. Emp. Part. Imobiliárias	(c)	Commercialization of owned real estate	Brazil	-	34.51%
Athena Alimentos S.A.	(g)	Industrialization and commercialization of products	Brazil	-	99.99%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Sadia GmbH		Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	10.00%	10.00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
Sadia Japan KK	(e)	Marketing and logistics services	Japan	-	100.00%
Badi Ltd.		Import and commercialization of products	United Arab Emirates	100.00%	100.00%
Al-Wafi Al-Takamol Imp.		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
BRF Foods LLC		Import and commercialization of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.	(h)	Holding	Brazil	-	73.94%
Excelsior Alimentos S.A.	(h)	Industralization and commercialization of products	Brazil	-	25.10%
Excelsior Alimentos S.A.	(h)	Industralization and commercialization of products	Brazil	-	46.01%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.	(c)	Import and export of products	Argentina	99.98%	100.00%
Avex S.A.	(m)	Industrialization and commercialization of products	Argentina	99.46%	65.58%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
BRF - Suínos do Sul Ltda.	(k)	Participation in other companies	Brazil	99.00%	-
Nutrifont Alimentos S.A.	(l)	Industrialization and commercialization of products	Brazil	50.00%	-

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(a)       Dormant subsidiaries.

(b)       The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment as of December 31, 2012 of R$2.2 (R$1.6 as of December 31, 2011). The wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, and the amount of this investment, as of December 31, 2012, is represented by a net capital deficiency of R$10.6 (R$9.4 as of December 31, 2011). The purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

(c)       Change in the equity interest occurred during the fiscal year ended December 31, 2012.

(d)       Establishment of joint venture in China in February 2012, see note 1.3.

(e)       Company’s activities were terminated in July 2012.

(f)        Equity interest acquired on June 11, 2012.

(g)       Disposal of equity interest on June 11, 2012.

(h)       Disposal of equity interest on July 3, 2012.

(i)        Change in the company’s name on October 3, 2012.

(j)        Merger of wholly-owned subsidiary on December 31, 2012.

(k)       Equity interest acquired on October 19, 2012.

(l)        Establishment of joint venture with Carbery Luxembourg Sàrl on November 5, 2012, see note 1.4.

(m)      Change in the equity interest on December 28, 2012, see note 1.6

1.2.       Performance Commitment Agreement

On June 11, 2012, the Company and Marfrig Alimentos S.A. (“Marfrig”), in accordance to the terms and conditions established by the Administrative Council for Economic Defense (“CADE”) in the Performance Commitment Agreement (“TCD”), executed the Asset Exchange and Other Agreements signed on March 20, 2012 which included the following measures:

(i)                the acquisition, by Marfrig, of the entire equity interest of Athena Alimentos S.A. (“Athena”), a BRF subsidiary for which the following assets were transferred from BRF:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(a)  all assets related to the processing plants described below:

Processing plant	State	Activity
Três Passos	RS	Pork slaughtering, processing of finished goods, pork farms and hatcheries
Brasília	DF	Poultry slaughtering, processing of finished goods, manufacturing of animal feed, pork farms and hatcheries
São Gonçalo	BA	Poultry slaughtering, processing of finished goods, manufacturing of animal feed, pork farms and hatcheries
Salto Veloso	SC	Processing of finished goods
Bom Retiro do Sul	RS	Processing of finished goods
Lages	SC	Processing of finished goods
Duque de Caxias	RJ	Processing of finished goods
Várzea Grande	MS	Processing of finished goods
Valinhos	SP	Processing of finished goods

(b)  all assets related to the following distribution centers:

Location	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(ii)              the Company transferred to Marfrig the entire portfolio of agreements with poultry and pork outgrowers, in order to guarantee the supply to the processing plants listed in the item (i a) above;

(iii)            the acquisition, by Marfrig, of the trademarks Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and  Delicata, as well as the intellectual properties related to these trademarks; and

(iv)            the acquisition, by Marfrig, of the equity interest held either directly or indirectly by Sadia S.A., equivalent to 64.57% of the capital of Excelsior Alimentos S.A., which was transferred to Marfrig on July 2, 2012.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

At the date of the transaction, the book value of these items was R$591.6 and their fair value amounted to R$928.0, as evaluated by an external appraiser.

In connection with the disposal of assets listed in the items (i) to (iv) above, the Company acquired:

(i)                the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood S.A. (“Quickfood”), a company based in Argentina; and

(ii)               the right to receive an irrevocable and irreversible amount corresponding to R$350.0 to be paid as follows:

•           R$25.0 due on June 11, 2012, which was properly paid by Marfrig;

•           R$25.0 due on July 1, 2012, adjusted by the General Market Price Index (“IGP-M”), which was properly paid by Marfrig; and

•           R$250.0 to be paid by Marfrig to BRF in 72 monthly and successive installments, which are due as from August 1, 2012, being the first installment in the amount of R$ 4.4 and the remaining installments in the amount of R$4.8, subject to the fixed rate of 12.11% p.a.

The 90.05% interest on Quickfood was valued at R$463.6 in accordance with an independent evaluation obtained by the Company.

BRF and Marfrig also renegotiated the payment terms of the amount of R$50.0 which previous settlement was expected to occur on October 1, 2012. As a consequence, this amount will be received commencing January 2, 2013 in 67 monthly and successive installments in the amount of R$0.9.

All installments due until December 31, 2012 were properly paid by Marfrig.

On December 31, 2012, the balance of this receivable totaled R$287.6, being R$41.1 recorded in other current assets and R$246.4 recorded in other non-current assets.

Additionally, in order to comply with the TCD, it was agreed to transfer the Company’s pork slaughtering and processing manufacturing facility, located in Carambeí, State of Paraná, to Marfrig. On December 31, 2012, the receivable related to this transaction corresponds to R$81.5, being R$17.9 recorded in other current assets and R$63.6 recorded in other non-current assets. Such transfer generated a gain of R$48.8, recorded in other operating income.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

As a result of the conclusion of the Asset Exchange and Other Agreements, Marfrig and BRF also signed other agreements mainly related to the supply of raw material, processed products and utility services.

In order to comply with TCD terms and conditions, and in accordance with the agreements between BRF and Marfrig, as from July 2, 2012, the following measures were taken:

(i)           temporary suspension of the use of the Perdigão trademark,  for the following products and periods:

Product	Period
Ham products	3 years
Pork festive line	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(ii)          temporary suspension of the use of the Batavo trademark, related to the products and periods listed in item (i) above.

The loss deriving from the execution of TCD was recorded in other operating expenses and it is summarized below:

Enterprise value of the 90.05% interest on Quickfood	463.6
Consideration to be received from Marfrig	350.0
Fair value of the consideration from Marfrig	813.6
Write-off of goodwill and trademarks related to the assets transferred to Marfrig	(264.9)
Losses from disposals of unrecoverable tax credits	(9.2)
)Write-off of inventories of packing materials	(9.1)
Other losses incurred in the execution of the TCD	(47.7)
Total loss on the execution of TCD before taxes (note 33)	(108.9)

1.3.       Establishment of joint venture in China

On February 14, 2012, the Company disclosed to the market the establishment of Rising Star Food Company Limited, a joint venture (“JV”) with Dah Chong Hong Limited (“DCH”), whose purpose is:

(i)        to access the distribution market in Continental China, Hong Kong and  Macau including retail and food service channels;

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(ii)       local processing of products; and

(iii)      developing the Sadia trademark in these markets.

The Company owns 50% of equity interest in the JV and in April 2012 made a capital investment amounting approximately R$1.3, which is proportional to its participation in the JV.

For the fiscal year ended December 31, 2012, the JV had sales volumes of 136,719 tons and reported net revenues of R$593.2.

1.4.       Constitution of JV between BRF and Carbery Group (“Carbery”)

On November 5, 2012, BRF and Carbery established a JV for milk whey processing.

Carbery is a worldwide leading manufacturer of whey based ingredients and has an advanced range of dairy based nutritional ingredients.

The Company owns 50% of the equity interest of the JV and the project involves an estimated investment of US$50.0 with the use of Carbery’s innovative technology to process milk whey generated as a byproduct from BRF’s cheese operations.

The project includes the construction of a manufacturing plant to produce high added value nutritional ingredients, which will be mainly destinated to baby food and nutritional sports customers. The construction of the plant is expected to commence in 2013 and the beginning of its operations is planned for 2014.

1.5.       Acquisition of assets related to integration, production and slaughtering of pork – Doux

On November 7, 2012, the Company established an agreement with CADE related to the assets associated with the raising, production and slaughtering of pigs from Doux, located in the City of Ana Rech, State of Rio Grande do Sul, pledged to BRF during the year of 2011, as disclosed in note 6.4 of the consolidated financial statements for the fiscal year ended December 31, 2011 disclosed on March 22, 2012, in order to allow the Company to transfer these assets to third parties through an extrajudicial auction.

This agreement was necessary to allow the execution of the guarantees offered by Doux in consideration to the advances made by BRF which were not settled yet. On December 31, 2012, such advances totaled R$191.5, recorded in other non-current assets. In addition, the agreement establishes the terms and conditions for the use of such assets by BRF, as well as authorizes the Company to take all necessary measures to recovery these advances.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Management does not expect any significant impact on the operating results of the Company as the proceeds from the disposal of these assets are estimated to be sufficient to recover the advances made by BRF.

1.6.       Acquisition of non-controlling shareholders interest of Avex S.A. (“Avex”)

On December 28, 2012, aiming to accelerate the integration of its business in Argentina, the Company, through its wholly-owned subsidiary Sadia Alimentos S.A., acquired the equity interest held by non-controlling shareholders of Avex, corresponding to 33.33% of its capital for the amount of R$82.8, to be settled until March 31, 2013. As result of  this acquisition, the Company now holds 99.46% of the equity interest of Avex.

Due to the fact that BRF already controlled Avex prior to the acquisition of the non-controlling interest mentioned above, such transaction was not accounted for as business combination. Therefore, the amount of R$33.9 corresponding to the difference between the carrying value and the amount paid for the shares was recorded as a capital reserve in shareholders’ equity.

1.7.       Merger of wholly-owned subsidiaries Sadia S.A. (“Sadia”) and Heloísa Ind. e Com. de Produtos Lácteos Ltda. (“Heloísa”) into BRF

On December 31, 2012, the wholly-owned subsidiaries Sadia and Heloísa were merged into BRF. The main objective of these mergers was the full integration of the businesses, for the purpose of maximizing synergies, streamlining processes and consequently reducing administrative, operational and tax costs and increasing productivity.

The decision to merge Sadia into BRF resulted in a loss recorded in the statement of income for the year ended December 31, 2011 in the amount of R$215.2 related to the allowance for tax loss carryforwards and negative basis calculation (social contribution tax).

The actual loss was R$130.9 and, therefore, a reversal of R$84.2 was recorded in the statement of income for the year ended December 31, 2012 as a credit to  income tax expense. During 2012, the taxable income reported by Sadia was greater than the estimated amounts on December 31, 2011, giving rise to such reversal.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.8.       Seasonality

The Company does not operate with any significant seasonality through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end holiday season such as Christmas and New Years Eve. Our bestselling products are: turkey, Chester® and ham.

2.    MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements are expressed in millions of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the consolidated financial statements.

The preparation of the Company’s consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date of these consolidated financial statements. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amounts of the affected assets and liabilities in future periods.

The settlement of the transactions involving such estimates can result in amounts significantly different from those recorded in the consolidated financial statement due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The consolidated financial statements were prepared on the historical cost basis except for the following items recognized in the balance sheet:

        (i)       derivative financial instruments measured at fair value through the statement of income;

       (ii)       available for sale financial assets measured at fair value;

      (iii)       assets and liabilities of acquired companies as from January 1, 2009 recorded initially at fair value; and

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

      (iv)       share-based payments and employee benefits measured at fair value.

3.            SUMMARY OF ACCOUNTING PRACTICES

3.1.     Consolidation: includes the BRF’s financial statements and the financial statements from subsidiaries where BRF has direct or indirect control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from transactions between the Company and its subsidiaries. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied IAS 21, related to Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this accounting pronouncement, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for subsidiaries Plusfood Groep B.V. which adopts the Euro (“EUR”) and Avex S.A., Dánica group and Quickfood S.A. which adopt the Argentine Peso (“ARS”), as their functional currency.

•         Investments:  investments in affiliates and joint ventures are measured under the equity method adjusted for the effects of measurement of the business combination, when applicable. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency – Euro/Argentine Peso

•      Assets and liabilities are translated at the exchange rate in effect at the end of the year;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are recognized as Foreign Currency Translation Adjustments in the shareholders’ equity.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate in effect at the end of the year;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are recognized in the statement of income.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the Company.

3.2.    Business combinations: business combinations are accounted for using the purchase method. The cost of an acquisition is the sum of the consideration transferred, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition are accounted for as an expense when incurred.

When acquiring a business, management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is measured as the excess of the consideration transferred over the fair value of the net assets acquired (assets acquired minus liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquire are attributed to these units.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.3.    Segment information: an operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified 4 reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, dairy products, processed products, other processed products, milk and other beverages.

3.4.    Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the profit and loss and will be utilized by the Company in the short term.

3.5.    Financial instruments: financial assets and liabilities are recorded on the date they are delivered to the Company (settlement date) and classified based on the purpose for which they were acquired, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

3.5.1.   Financial investments are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•         Trading securities: acquired for sale or repurchase in the short term, recorded at fair value with variations directly recorded in the statement of income for the year within interest income or expense;

•          Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, investments are recorded at amortized cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•           Available for sale: this category is for all the financial assets that are not classified as any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.5.2.   Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.5.3.  Derivatives measured at fair value: derivatives that are actively traded on organized markets, and their fair value are determined based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ”Financial income or expenses” or ‘Cash flow hedge’, which are recorded in shareholders equity, shareholders net of taxes.

3.5.4.  Hedge transactions: the Company utilizes derivative and non-derivative financial instruments, as disclosed in note 4, to hedge the exposure to exchange rate and interest variations or to modify the characteristics of financial assets and liabilities and highly probable transactions, which are: (i) highly correlated to changes in the market value of the item being hedged, both at inception and throughout the term of the contract (effectiveness between 80% and 125%); (ii) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) considered  effective in the mitigation of the risk associated with the hedged exposure. These transactions are accounted for in accordance with IAS 39 “Financial Instruments – Recognition and measurement”, which allows the application of the hedge accounting methodology with the effects of the measurement at fair value recognized in shareholders’ equity and the realization in the statement of income under a caption corresponding to the hedged item.

Hedges that meet the criteria of hedge accounting are recorded as cash flow hedge.

In a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognized as other comprehensive income, while the ineffective portion of the hedge is recognized immediately as financial income or expense.

When the documented strategy of the Company’s risk management for a particular hedge relationship excludes from the assessment of hedge effectiveness a specific component of gain or loss or the related cash flows of the hedge instrument, this excluded component of the gain or loss is immediately recognized in the financial income or expense.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The amounts recorded as other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects the statement of income, for example, when the forecasted revenue in foreign currency occurs.

If the occurrence of the forecasted transaction or firm commitment is no longer expected, the amounts previously recognized in equity are transferred to the statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its classification as a hedge is revoked, the gains or losses previously recognized in other comprehensive income remain deferred in shareholders’ equity as other comprehensive income until the forecasted transaction or firm commitment affect the statement of income.

3.6.     Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of other non-current assets, trade payables, social obligations and other non-current liabilities. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to annual rate of 6.1% (6.7% as of December 31, 2011).

3.7.     Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful accounts.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, court measures are considered and the notes are reclassified to non-current assets at the same time receivables are written-off. The notes are written-off from the provision when management considers that they are not recoverable after taking all appropriate measures to collect.

3.8.     Inventories: are evaluated at average acquisition or formation cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, which are related to all process needed to make the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded as other operating expense.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.9.     Biological assets: due to the fact that the Company is responsible for managing the biological transformation of poultry, pork and cattle, pursuant to IAS 41 “Biological Assets”, these assets were classified as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to IAS 41, the biological assets are measured at fair value less selling expenses at the time they are initially recognized and at the end of each reporting period, except for cases in which the fair value cannot be reliably estimated.

In management’s opinion, the fair value of the biological assets is substantially represented by formation cost, mainly due to the short life cycle of the animals and the fact that a significant portion of the profits from the products arises from the manufacturing process rather than from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent appraiser, which shows that the formation cost of these assets approximates their fair value (see note 11).

3.10. Non-current assets held for sale: are those identified as unusable by the Company and whose sale has been authorized by management. Accordingly, there is a firm commitment to identify a purchaser and conclude the sale. These assets are readily available and it is unlikely there will be changes in the plan to sale. Such assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

On December 31, 2012, the amounts related to these assets corresponded to R$22.5 (R$19.0 as of December 31, 2011) and are recorded as other current assets.

3.11. Property, plant and equipment: stated at cost of acquisition, formation or construction, less accumulated depreciation and impairment losses, when applicable. The borrowing costs are capitalized as a component of construction in progress, pursuant to IAS 23 considering the weighted average interest rate of the debt at the capitalization date.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The IAS 36 requires that a recovery evaluation of these assets should be done, whenever there is evidence of loss in comparison with the net realizable value, either by sale or use. The Company annually performs an analysis of impairment indicators. If an impairment indicator is identified, the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. These assets were tested for impairment in the last quarter of 2012, and no adjustments were identified. The details of this test are described in note 18.

Gains and losses on disposals of property, plant and equipment are calculated by comparing the proceeds with the residual book value and recognized in the statement of income.

3.12. Intangible assets: are identifiable nonphysical assets, under the Company’s control which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized but recognized in the statement of income for the year in which they were incurred.

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

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets the goodwill balance.

Goodwill recoverability was tested in the last quarter of 2012 and no impairment loss was identified.  Such test involved the adoption of assumptions and judgments, as detailed in note 18.

3.13. Income and social contribution taxes: in Brazil, are comprised of income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by IAS 1. When the Company’s analysis indicates that the realization of these credits is not probable, a provision for losses is recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously, therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized and liabilities settled, based on the rates (and fiscal regulation) that are in force at the balance sheet date.

3.14. Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with accrued charges, monetary and exchange variations incurred through the balance sheet date.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.15. Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is part of various lawsuits, including, tax, labor and civil claims. The assessment of the likelihood of an unfavorable outcome in these lawsuits includes the analysis of the available evidence, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

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

As a result of the business combination with Sadia, Avex and Dánica group the Company recognized contingent liabilities related to tax, civil and labor claims.

Costs incurred with retirement of assets must be accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as a component of the corresponding asset, or as a production cost, when incurred.

3.16. Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum future payments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the terms of the lease agreement.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Operating lease agreements are recognized as expenses throughout the lease period.

3.17. Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of IFRS 2, recognizing as an expense, on a straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity.

3.18. Supplementary retirement plan and other benefits to employees: the Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with the criteria provided for in IAS 19 “Employee Benefits”. Actuarial gains and losses are recognized in other comprehensive income, based on the actuarial report prepared by external actuaries.

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are not available to the Company’s creditors and cannot be directly paid to the Company. Fair value of the plan assets is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

3.19. Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, net of tax effects.

3.20. Treasury shares: when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are disclosed as a deduction from equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and gains or losses arising is recorded in capital reserves.

3.21. Earnings per share: basic earnings per share are calculated by dividing the net profit attributable to holders of ordinary shares of the Company by the weighted

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

average number of ordinary shares during the year. Diluted earnings per share are calculated by dividing the net profit attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

3.22. Determination of income: results from operations are recorded on an accrual basis.

3.23. Revenues: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts.

Revenues are recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the property, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

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

3.25. Research and development: expenditures on research activities, undertaken to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved technologies, process or products. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in statement of income as incurred.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The capitalized development expenditures are measured at cost less accumulated amortization and impairment losses.

3.26. Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity income reduce the value of the investment.

3.27. Subsidies and tax incentives: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established are met and related benefits will be received. The amounts are accounted for as follows:

•         Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•         Subsidies to investments: the amounts recorded as revenue in the statement of income when excluded from the income tax and social contribution calculation basis are reclassified to equity, as a reserve of tax incentives, unless there are accumulated losses.

3.28. Dividends and interest on shareholders’ equity:  the proposal for payment of dividends and interest on shareholders’ equity made by the Company’s Management, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by management before the end of  the accounting period covered by the consolidated financial statements, not yet approved by the shareholders, is recorded as  additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is stated as an allocation of income directly in equity.

3.29. Translation of assets and liabilities denominated in foreign currency:  as mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the average monthly rates.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Exchange rate in effect at the balance sheet date	12.31.12	12.31.11
U.S. Dollar (US$)	2.0435	1.8758
Euro (€)	2.6954	2.4342
Pound Sterling (£)	3.3031	2.9148
Argentine Peso (AR$)	0.4160	0.4360

Average rates
U.S. Dollar (US$)	1.9550	1.6746
Euro (€)	2.5103	2.3278
Pound Sterling (£)	3.0985	2.6835
Argentine Peso (AR$)	0.4298	0.4056

3.30. Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

•         fair value of financial instruments, see note 4;

•         impairment of non-financial assets, see note 5, 17 and 18;

•         measurement at fair value of items related to business combinations, see note 6;

•         estimated losses on doubtful accounts, see note 9;

•         biological assets, see note 11;

•         loss on the reduction of recoverable value of taxes, see note 12 and 13;

•         useful lives of property, plant and equipment and intangible, see note 17 and 18.

•         share-based payment transactions, see note 23;

•         supplementary retirement plan, see note 24; and

•         provision for tax, civil and labor risks, see note 25.

The Company reviews estimates and underlying assumptions used in its accounting estimates on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.31. Reclassifications:  we have reclassified certain items in the accompanying consolidated financial statements and notes thereto for prior periods to be comparable with the classification for the year ended December 31, 2012. These reclassifications had no effect on previously reported net profit.

4.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.       Overview

In the regular course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of foreign exchange rates and changes in the commodity prices.

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

(iii)     protecting from the exposure to changes in the commodity prices.

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

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(iii)  the overall limits; and

(iv)  the evaluation of improvements to the Risk Policy.

The Financial Risk Management Committee is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging alternatives and monitoring the exposure levels to risks in order to ensure the compliance of the Risk Policy.

The Risk Management area is engaged in  monitoring, evaluating and reporting of financial risks taken by the Company focusing on the following activities:

(i)            an ongoing review of the scope of Risk Policy, ensuring that hedging instruments utilized are within the limits of tolerance established by the Risk Policy;

(ii)           the preparation of reports;

(iii)         the evaluation and presentation of alternatives to mitigate risks; and

(iv)         the modeling and assessment of exposure to risks.

The activities mentioned above are performed in order to highlight and give acknowledgement to Management on the magnitude of the risks and the related hedging instruments and potential impacts of these risks.

The Risk Policy defines the strategies to be adopted, and management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of  authority where each one acts within the limits pre-established in this Policy.

The Risk Policy does not authorize the Company’s management to contract leveraged transactions in derivative markets, as well as determines that individual hedge operations (notional amount) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties, being validated by the back-office and daily monitored by the Risk Management area.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Considering that the objective of hedging transactions is to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the year ended December 31, 2012 met the established objectives.

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

(ii)       a highly probable predicted transaction; and

(iii)     could affect profit and loss.

The Risk Policy has also the purpose of determining parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, which are exposed to the variations of foreign exchange rates,  the fluctuation of the interest rates and changes to the commodity prices. The Risk Management area is responsible for ensuring compliance to the requirements established by the Company’s Risk Policy.

4.2.       Interest rate risk management

The risk of interest rates is that one which the Company may suffer economic losses, arising from changes in these rates, which can be caused by factors related to economic crises or changes in monetary policy on domestic and foreign markets. This refers primarily to changes in market interest rates, that affect assets and liabilities of the Company, indexed to the London Interbank Offered rate ("LIBOR"), Long Term Interest Rate ("TJLP"), Currency of the Bank National Economic and Social Development ("UMBNDES") or Interbank Deposit Certificate ("CDI")  Certificate, and any transactions with pre-established positions in some of the indices mentioned above, which can lead to losses unrealized or realized through the calculation of fair market value (mark to market).

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

Years ended December 31, 2012, 2011 and 2010

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

In August 2011, the Monetary Policy Committee ("COPOM") initiated a cycle of monetary policy easing by reducing the basic interest rate from 12.5% p.a. to 7.25% p.a. in December  2012. Thus, interest income derived from investments subject to the CDI variations were reduced. Moreover, there is still expectation of low international interest rates. With LIBOR at historically low levels, there was a positive impact on financial costs linked to this indicator.

Regarding the exposure to fluctuation of interest rates, the results obtained for the year ended December 31, 2012, met the established objectives.

4.3.       Foreign exchange risk management

Foreign exchange risk is the one related to variations of foreign exchange rates that may cause the Company to incur unexpected losses, leading to a reduction of assets or an increase in liabilities.

The main exposures to which the Company is subject, as regards foreign exchange rates variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of Euro (“EUR”), Pound Sterling (“GBP”) and Argentine Peso (“ARS”) in relation to Brazilian Real (“R$” ou “BRL”).

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

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.3.1.   Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

	12.31.12	12.31.11
Cash and cash equivalents and marketable securities	1,502.4	1,689.5
Trade accounts receivable	1,606.5	1,379.4
Restricted cash	9.1	-
Dollar futures agreements	204.4	65.8
Inventories	543.0	112.4
Forward contracts (NDF) (1)	-	11.3
Exchange rate contracts (Swap)	(31.7)	(359.4)
Loans and financing	(5,628.5)	(4,723.8)
Bond designated as cash-flow hedge	306.5	-
Pre-payment exports designated as cash-flow hedge	815.8	1,210.2
Trade accounts payable	(479.7)	(340.3)
Other assets and liabilities, net	310.9	71.9
	(841.3)	(883.0)

Foreign exchange exposure in US$	(411.7)	(470.7)

(1)     Offshore non-deliverable forwards (NDF’s) not designated as hedge accounting, impacting financial result and not shareholders’ equity.

The Company's net foreign exchange exposure as of December 31, 2012, totaled  US$411.7,  which is within the limit established by the Risk Policy.

The Risk Policy aims to protect the operating revenues and costs that are related to the operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For that purpose, the Company utilizes hedge instruments focusing mainly on the protection of its foreign currency denominated projected cash flow.

In order to conduct an active management and as required by the Risk Policy, the Company performs daily monitoring, through reports issued by the Risk Management area, on cash flow needs and foreign exchange exposure.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.3.2.  Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

12.31.12
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 6.53%)	US$	2,057.8	(20.0)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 7.13%)	EUR	531.0	(11.3)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 6.22%)	GBP	176.4	(6.4)
Fixed exchange rate	Exchange rate	From 01/2013 to 04/2013	R$ (Pre of 7.66%)	US$	132.8	2.1
Swap	Exchange rate	Up to 03/2014	R$ (Pre of 9.75%)	US$ + 1.58%	408.7	(76.9)
Swap	Exchange rate	Up to 07/2013	US$ + 7%	R$ (76% of CDI)	56.1	2.1
Swap	Exchange rate	From 01/2013 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% of CDI)	330.8	(2.2)
Swap	Interest rate	From 01/2013 to 06/2018	US$ + LIBOR 3M + 2.48%	US$ + 4.27%	408.7	(23.0)
Swap	Interest rate	From 01/2013 to 02/2019	US$ + LIBOR 6M + 2.37%	US$ + 5.60%	728.4	(78.6)
					4,830.7	(214.2)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	Up to 03/2013	US$ (Pre of 0.28%)	EUR	134.8	0.4
Swap	Exchange rate	Up to 03/2015	R$ (Pre of 8.41%)	US$ - 0.20%	31.7	(5.6)
Options	Live cattle	From 01/2013 to 07/2013	R$	R$	28.8	-
NDF	Live cattle	Up to 01/2013	R$	R$	0.9	0.1
Future contract	Exchange rate	Up to 02/2013	US$	R$	204.4	(0.8)
Future contract	Live cattle	Up to 10/2013	R$	R$	20.3	-
					420.9	(5.9)
					5,251.6	(220.1)

12.31.11
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 9.25%)	US$	2,551.1	(88.2)
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.72%)	EUR	769.2	6.6
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.59%)	GBP	202.0	(5.3)
Options	Exchange rate	Up to 01/2012	R$	US$	150.1	(1.3)
Swap	Exchange rate	Up to 07/2013	US$ + 7%	R$ (76% from CDI)	56.1	1.0
Swap	Exchange rate	From 10/2011 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% from CDI)	330.8	(16.7)
Swap	Interest rate	From 08/2012 to 06/2018	US$ + LIBOR 3M + 1.43%	US$ + 3.92%	375.2	(18.1)
Swap	Interest rate	From 07/2012 to 02/2019	US$ + LIBOR 6M + 1.77%	US$ + 4.80%	1,095.2	(74.2)
Swap	Interest rate	Up to 11/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.70%	187.6	(3.6)
					5,717.3	(199.8)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	US$	ARS (Pre- of 13.45%)	11.3	-
NDF	Exchange rate	Up to 03/2012	US$ (Pre of 0.54%)	EUR	60.9	0.5
Swap	Interest rate	Up to 05/2012	US$ + LIBOR 3M + 3.85%	US$ + 5.78%	56.3	(0.4)
Swap	Exchange rate	Up to 03/2015	R$ (Pre of 9.62%)	US$ + 1.40%	359.4	(47.7)
Options	Live cattle	From 01/2012 to 10/2012	R$	R$	33.6	0.3
NDF	Live cattle	Up to 09/2012	R$	R$	1.7	-
Future contract	Exchange rate	Up to 01/2012	US$	R$	65.8	(0.3)
Future contract	Live cattle	Up to 10/2012	R$	R$	11.0	-
					600.0	(47.6)
					6,317.3	(247.4)

(1)    The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, obtained from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and future contracts with the objective of minimizing the effects of the variations in the foreign exchange rates and protecting from the fluctuations of interest rates.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Management understands that the results obtained with these derivative operations are in compliance with the Risk Policy adopted by the Company and were satisfactory.

4.4.       Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues by documenting:

(i)        the relationship of the hedge;

(ii)       the objective and risk management strategy of the Company to enter into a hedge transaction;

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

The transactions for which the Company has designated hedge accounting, are highly probable to present a variation in cash flow that could affect profit and loss and are highly effective in achieving changes in fair value or cash flows attributable to hedged risk, consistent with the risk originally documented in the Risk Policy.

The Company recorded the unrealized results of the designated derivatives for interest rates and exchange rates risks in shareholders’ equity, net of taxes.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.4.1.   Non-deliverable forwards - NDF

12.31.12
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional (R$)	Average USD	Curve	MTM	Notional (R$)	Average EUR	Curve	MTM	Notional (R$)	Average GBP
January 2013	(17.4)	(17.2)	275.9	1.9181	(2.4)	(2.5)	70.1	2.6079	(2.1)	(2.2)	21.5	2.9909
February 2013	(12.7)	(12.2)	222.7	1.9436	(2.3)	(2.2)	68.7	2.6306	(1.5)	(1.6)	21.5	3.0911
March 2013	(11.6)	(11.0)	269.7	1.9798	(1.4)	(1.3)	75.5	2.6833	(1.2)	(1.3)	23.5	3.1724
April 2013	(3.4)	(2.5)	280.0	2.0551	(0.9)	(0.9)	53.9	2.6967	(0.2)	(0.3)	19.8	3.3111
May 2013	6.7	6.5	214.6	2.1466	(0.9)	(0.9)	45.8	2.7017	(0.3)	(0.4)	18.2	3.3165
June 2013	4.4	4.4	245.2	2.1304	(1.5)	(1.5)	49.9	2.6851	(0.2)	(0.3)	16.5	3.3334
July 2013	1.2	1.2	112.4	2.1260	(1.2)	(1.2)	48.5	2.7132	(0.2)	(0.3)	15.9	3.3504
August 2013	2.8	2.9	141.0	2.1574	(0.3)	(0.4)	29.6	2.7655	-	(0.1)	9.9	3.4061
September 2013	3.1	3.4	143.0	2.1747	(0.4)	(0.4)	29.6	2.7796	-	(0.1)	9.9	3.4281
October 2013	2.3	2.8	102.2	2.1917	(0.4)	(0.4)	29.6	2.7931	(0.1)	(0.1)	9.9	3.4331
November 2013	1.6	1.6	51.1	2.2105	0.4	0.5	29.6	2.8932	0.2	0.2	9.9	3.5438
	(23.0)	(20.1)	2,057.8	2.0631	(11.3)	(11.2)	530.8	2.7002	(5.6)	(6.5)	176.5	3.2649

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.4.2.    Interest rate and currency swap

12.31.12
Assets (Hedged object)	Liabilities (Protected risk)	Notional	Maturity date	Balance (Contract curve)	Balance (MTM)

LIBOR 6M	4.06% p.a.	US$21,428	07.22.13	(0.6)	(1.1)
LIBOR 6M + 0.80% p.a.	4.31% p.a.	US$12,000	08.23.13	(0.2)	(0.5)
LIBOR 6M + 0.80% p.a.	4.36% p.a.	US$8,000	07.19.13	(0.2)	(0.4)
LIBOR 6M	3.82% p.a.	US$4,000	03.20.13	(0.1)	(0.1)
LIBOR 6M	3.79% p.a.	US$6,000	02.13.13	(0.1)	(0.2)
LIBOR 6M + 1.65% p.a.	4.15% p.a.	US$5,000	05.10.13	-	(0.1)
LIBOR 6M + 2.82% p.a.	5.86% p.a.	US$100,000	01.22.18	(1.7)	(22.7)
LIBOR 3M + 2.60% p.a.	5.47% p.a.	US$100,000	06.18.18	(0.3)	(21.7)
LIBOR 6M + 2.70% p.a.	5.90% p.a.	US$100,000	02.01.19	(1.7)	(26.9)
LIBOR 6M + 2.70% p.a.	5.88% p.a.	US$100,000	02.01.19	(1.6)	(26.6)
LIBOR 3M + 2.35% p.a.	3.07% p.a.	US$100,000	06.12.15	-	(1.4)
7.00% p.a.	76.00% CDI	US$35,000	07.15,13	1.0	2.1
LIBOR 3M + 2.50% p.a.	92.50% CDI	US$38,888	10.01.13	(0.3)	(0.8)
LIBOR 3M + 4.50% p.a.	100.00% CDI	US$77,777	12.23.13	-	(1.4)
R$ + 9.80%	US$ + 1.71%	US$40,000	03.17.14	(16.1)	(14.6)
R$ + 9.70%	US$ + 1.53%	US$30,000	03.17.14	(13.2)	(12.1)
R$ + 9.70%	US$ + 1.45%	US$70,000	03.17.14	(30.6)	(27.8)
R$ + 9.80%	US$ + 1.68%	US$30,000	03.17.14	(12.6)	(11.4)
R$ + 9.80%	US$ + 1.65%	US$30,000	03.17.14	(12.2)	(11.0)

				(90.5)	(178.7)

4.4.3    Fixed exchange rate

Fixed Exchange rate is a non-derivative financial instrument contracted from financial institutions and allows the definition of future rate to internalization of resources arising from foreign activities. By means of contract it is necessary the submission of export invoices to prove the nature of resources which will be internalized trough closing exchange rate. Such contract has similar characteristics to a derivative contract non-deliverable forward since it determines, at the time of their hiring a future exchange rate. Nevertheless, the contract requires a physical settlement of the contracted positions.

	12.31.12
	R$ x USD
Maturities	Curve	MTM	Notional (R$)	Average USD
January 2013	0.5	0.5	30.7	2.0825
February 2013	0.4	0.5	20.4	2.1103
March 2013	0.3	0.6	40.9	2.0954
April 2013	0.3	0.4	40.9	2.0961
	1.5	2.0	132.9	2.0949

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.4.4    Exports pre-payments - PPEs

As allowed by IAS 39, the Company utilizes the exchange rates variation of export pre-payments contracts (“PPEs”) as a hedge instrument in order to mitigate the risk of the variation of exchange rate resulting from the highly probable future sales in foreign currency.

In order to test the effectiveness of this hedge category, the Company established a comparison between the exchange rate variation arising from the PPE agreement (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

The position of the PPEs designated as hedge accounting is set forth below:

Fiscal year ended	Hedge instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM

12.31.12	PPE	Foreign Market Sales	US$ (E.R.)	From 10.2013 to 02.2019	399.2	815.8
12.31.11	PPE	Foreign Market Sales	US$ (E.R.)	From 01.2012 to 02.2019	645.2	1,210.2

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$66.5 (R$30.5 as of December 31, 2011), net of income tax of R$ 34.3 (R$15.7 as of December 31, 2011).

4.4.5    Senior Unsecured Notes – Bonds

According to IAS 39, the Company designated on June 30, 2012, part of the transaction involving Senior Unsecured Notes (Bond BRF2022), as hedge accounting.

In order to test the effectiveness of this hedge category, the Company established, a comparison between the exchange rate variation arising from contract of issuing bonds (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

The position of the bonds designated as hedge accounting is set forth below:

12.31.12
Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM

BRFSBZ 2022	Foreign Market Sales	US$ (E.R.)	06.2022	150.0	306.5

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The unrealized gains and losses from bonds designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$2.2, net of income tax of R$1.1.

4.5.       Gains and losses of derivative financial instruments designated as hedge accounting

The gains and losses from derivative financial instruments designated for intended  protection, while unrealized were recognized in the shareholders’ equity and when realized were recorded as financial income or expense, respectively, are set forth below:

	Shareholders' equity			Statement of income
	12.31.12	12.31.11	12.31.10	12.31.12	12.31.11	12.31.10
Derivatives for intended for protection
Foreign exchange risks	(40.7)	(101.2)	46.0	(71.9)	(2.6)	(2.1)
Interest rate risk	(95.1)	(85.8)	(28.9)	(6.6)	(10.2)	(5.9)
	(135.8)	(187.0)	17.1	(78.5)	(12.8)	(8.0)

Non derivatives for intended for protection
Foreign exchange risks	(104.1)	(46.2)	-	-	-	-
	(104.1)	(46.2)	-	-	-	-

Derivatives for intended for financial results
Interest rate risk	-	-	-	-	(0.4)	(0.9)
Foreign exchange risks	-	-	-	(6.0)	(47.6)	8.3
Market risk of live cattle	-	-	-	0.1	0.4	(0.2)
	-	-	-	(5.9)	(47.6)	7.2
	(239.9)	(233.2)	17.1	(84.4)	(60.4)	(0.8)

The gains and losses from derivative financial instruments intended for protection designated as hedge accounting, recorded in the shareholders’ equity, are represented by a loss of R$107.2 (R$136.8 as of December 31, 2011), net of income tax of R$ 28.6 (R$50.0 as of December 31, 2011).

4.5.1.    Breakdown by category of the balances of financial instruments – except derivatives:

	12.31.12
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	142.6	-	142.6
Trade accounts receivable	3,142.3	-	-	-	-	3,142.3
Credit notes	229.7	-	-	-	-	229.7
Lease receivable	81.5	-	-	-	-	81.5
Other receivables - TCD	326.1	-	-	-	-	326.1
Fair value
Marketable securities	-	273.1	280.7	-	-	553.8
Restricted cash	-	-	-	93.0	-	93.0
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,381.2)	(3,381.2)
Debt
Local currency	-	-	-	-	(3,889.9)	(3,889.9)
Foreign currency	-	-	-	-	(5,628.4)	(5,628.4)
	3,779.6	273.1	280.7	235.6	(12,899.5)	(8,330.5)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.11
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	166.8	-	166.8
Trade accounts receivable	3,210.2	-	-	-	-	3,210.2
Credit notes	204.2	-	-	-	-	204.2
Fair value
Marketable securities	-	235.2	1,054.1	-	-	1,289.3
Restricted cash	-	-	-	70.0	-	70.0

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,681.3)	(2,681.3)
Debt
Local currency	-	-	-	-	(3,329.7)	(3,329.7)
Foreign currency	-	-	-	-	(4,723.8)	(4,723.8)
	3,414.4	235.2	1,054.1	236.8	(10,734.8)	(5,794.3)

4.6.       Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the appropriate accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures of the fair value.

Particularly related to the disclosure, the Company applies the hierarchy requirements set out in IAS 39, which involves the following aspects:

•   The fair value is the price that an asset could be exchanged and a liability could be settled, between knowledgeable willing parties in an arm’s length transaction; and

•   Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of inputs create the hierarchy of fair value set forth below:

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

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Management concluded that balances of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their fair value due to the short-term cycle of these operations.

The book value of financing and loans in the financial statements approximate fair value as the major portion of the total gross debt bears interest based on the variation of TJLP,  LIBOR and CDI, except the capital market transactions (Bond). On December 31, 2012, the fair value adjustment for Bond (“BRFSBZ”) is represented by a positive impact of R$521.1, being R$80.5 attributable to Sadia Bonds (“BRFSBZ6”), R$295.0 attributable to BFF, Notes (“BRFSBZ7”) and R$145.6 attributable to BRF Notes (“BRFSBZ5”). This impact was measured only for disclosure purposes not being recorded in the consolidated financial statements of the Company.

4.6.1.   Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

	12.31.12		12.31.11
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	1,930.7	1,930.7	1,366.8	1,366.8
Restricted cash
Held to maturity	93.0	93.0	70.0	70.0
Marketable securities
Available for sale	273.1	273.1	235.2	235.2
Trading securities	280.7	280.7	1,054.1	1,054.1
Held to maturity	142.6	144.0	166.8	171.5
Trade accounts receivable, net	3,142.3	3,142.3	3,210.2	3,210.2
Notes receivable	229.7	229.7	204.2	204.2
Lease receivable	81.5	81.5	-	-
Other receivables - TCD	326.1	326.1	-	-
Debit	(5,910.9)	(5,910.9)	(6,149.9)	(6,149.8)
Bonds BRF	(1,531.0)	(1,676.6)	-	-
Bonds BFF	(1,562.0)	(1,857.0)	(1,431.5)	(1,581.0)
Bonds Sadia	(514.4)	(594.9)	(472.2)	(509.4)
Trade accounts payable	(3,381.2)	(3,381.2)	(2,681.3)	(2,681.3)
Other financial assets	33.2	33.2	23.5	23.5
Other financial liabilities	(253.4)	(253.4)	(270.7)	(270.7)
	(6,620.0)	(7,139.7)	(4,674.8)	(4,856.7)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.6.2.   Fair value valuation hierarchy

The table below presents the overall classification of financial assets and liabilities according to the valuation hierarchy.

	12.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	174.2	-	-	174.2
Brazilian foreign debt securities	89.0	-	-	89.0
Exclusive investment funds	9.2	-	-	9.2
Stocks	0.7	-	-	0.7
Held for trading
Bank deposit certificates	-	180.2	-	180.2
Financial treasury bills	100.5	-	-	100.5
Other financial assets
Derivatives designated as hedge	-	32.6	-	32.6
Derivatives not designated as hedge	-	0.6	-	0.6
	373.6	213.4	-	587.0
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(247.0)	-	(247.0)
Derivatives not designated as hedge	-	(6.4)	-	(6.4)
	-	(253.4)	-	(253.4)

	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	147.0	-	-	147.0
Brazilian foreign debt securities	86.5	-	-	86.5
Stocks	1.7	-	-	1.7
Held for trading
Bank deposit certificates	-	699.0	-	699.0
Financial treasury bills	355.1	-	-	355.1
Other financial assets
Derivatives designated as hedge	-	22.4	-	22.4
Derivatives not designated as hedge	-	1.1	-	1.1
	590.3	722.5	-	1,312.8
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(222.0)	-	(222.0)
Derivatives not designated as hedge	-	(48.7)	-	(48.7)
	-	(270.7)	-	(270.7)

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

•      The investments in Bank Deposit Certificates (“CDB”) are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

•       The derivatives are valued through existing pricing models widely accepted by financial market and described in appendix III of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 of the valuation hierarchy, including interest rates swap and foreign currency derivatives.

4.7.       Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of trade accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with good financial and operational conditions. The Company does not normally require collateral for credit sales, though it has a contracted credit insurance policy for specific markets.

On December 31, 2012, the Company had financial investments over R$10.0 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco do Nordeste, Banco Votorantim, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Citibank, Credit Suisse, Deutsche Bank, Erste Bank, HSBC and JP Morgan.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company also held derivative contracts with the following financial institutions:

ABN, Banco Bradesco, Banco BTG Pactual, Banco do Brasil, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Barclays, Citibank, Credit Suisse, Deutsche Bank, HSBC, ING Bank, JP Morgan, Merrill Lynch, Rabobank and Standard Bank.

4.8.       Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The Company has identified market risk factors which are associated to future cash flow that may impact its liquidity and calculates the Cash Flow at Risk (“CFaR”) on a twelve-month basis aiming to verify potential cash flow forecast deviations. The Company determined that the minimum value of its cash availability should consider mainly the average monthly revenue and EBITDA for the last twelve-month period.

Derivatives transactions may demand payments of periodic adjustments. Currently, the Company holds only BM&F operations with daily adjustments. In order to control the adjustments, the Company utilizes Value at Risk methodology (“VaR”), which statistically measures potential maximum adjustments to be paid in a 1 to 21-day interval.

The allocation of financial investments among counterparts is conservative and seek the liquidity and profitability of these assets avoiding concentration.

The Company maintains its leverage levels in a manner to not impact the ability to honor commitments and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2012, the long term debt portion accounted for 59% of the total outstanding debt with an average term greater than 3.5 years.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of December 31, 2012:

	12.31.12
	Book value	Cash flow contracted	2013	2014	2015	2016	2017	After 5 years
Non derivatives financial liabilities
Loans and financing	5,910.9	6,487.9	2,580.8	1,172.3	815.6	470.9	368.4	1,079.9
Bonds BRF	1,531.0	2,387.8	90.0	90.0	90.0	90.0	90.0	1,937.8
Bonds BFF	1,562.0	2,365.9	111.1	111.1	111.1	111.1	111.1	1,810.4
Bonds Sadia	514.4	668.8	35.1	35.1	35.1	35.1	528.4	-
Trade accounts payable	3,381.2	3,381.2	3,381.2	-	-	-	-	-
Capital lease	124.2	138.9	79.8	31.6	9.4	7.7	10.4	-
Operational lease	-	364.6	84.8	71.2	48.1	34.9	31.0	94.6

Derivatives financial liabilities
Designated as hedge accounting
Interest rate and exchange rate derivatives	180.7	110.2	(15.0)	47.8	21.0	20.7	21.0	14.7
Currency derivatives (NDF)	66.2	56.4	56.4	-	-	-	-	-
Not designated as hedge accounting	-
Currency derivatives (Future)	0.8	0.8	0.8	-	-	-	-	-
Interest rate and exchange rate derivatives	5.6	(2.2)	(1.7)	(0.7)	0.2	-	-	-
Commodities derivatives	0.1	0.1	0.1	-	-	-	-	-

4.9.       Commodity price risk management

In the regular course of its operations, the Company purchases commodities, mainly corn, soy meal and live hog and cattle, which are some of the individual components of production cost.

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

During 2012, the Company utilized derivative instruments to mitigate the exposure to live cattle price variation. The derivative instruments are entered into to protect the following transactions:

(i)        forward purchase of cattle;

(ii)       contracting of own cattle confinement;

(iii)     contracting of cattle confinement with partnership; and

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(iv)     spot purchase of cattle aiming to guarantee the off-season scale of slaughtering.

The contracts are recorded at their fair value through the statement of income, regardless of the contract expiration date.

On December 31, 2012, the Company held a short position in the BM&F of 636 future contracts (150 contracts as of December 31, 2011) with maturity dates between January and October 2013.

In the counter market, the Company has not held any contracts with maturity dates in 2013. Additionally, through the utilization of options, the Company held a short position of 450 allotments (600 allotments as of December 31, 2011).

4.10.    Table of sensitivity analysis

The Company has debit denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts and derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable portion of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

In the table presented below, five scenarios are considered for the next twelve-month period, considering the variations of the quotations of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds Sterling, whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as hedge accounting.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Parity - Brazilian Reais x U.S. Dollar		2.0435	1.8392	1.5326	2.5544	3.0653
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF and Fixed exchange rate (hedge accounting)	Devaluation of R$	23.1	242.2	570.8	(524.5)	(1,072.2)
Pre payment export	Devaluation of R$	(100.8)	(19.2)	103.1	(304.7)	(508.7)
Bonds	Devaluation of R$	(3.3)	27.3	73.3	(80.0)	(156.6)
Swaps	Devaluation of R$	(4.4)	36.4	97.7	(106.6)	(208.8)
Exports	Appreciation of R$	(1.5)	(240.8)	(599.8)	596.8	1,195.2
Net of tax effect		(86.9)	45.9	245.1	(419.0)	(751.1)
Statement of income		-	-	-	-	-
Shareholders' equity		(86.9)	45.9	245.1	(419.0)	(751.1)

Parity - Brazilian Reais x Euro		2.6954	2.4259	2.0216	3.3693	4.0431
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	0.9	54.0	133.7	(131.8)	(264.6)
Exports	Appreciation of R$	(0.9)	(54.0)	(133.7)	131.8	264.6
Net of tax effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound Sterling		3.3031	2.9728	2.4773	4.1289	4.9547
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(2.0)	15.6	42.1	(46.1)	(90.2)
Exports	Appreciation of R$	2.0	(15.6)	(42.1)	46.1	90.2
Net of taxe effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-
		-	-	-	-	-

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to Board and Directors for assessing the performance of each segment and allocating resources.

The segment information is prepared considering 4 reportable segments, as follows: domestic market, foreign market, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

(i)            Domestic market: includes the Company´s sales executed in the Brazilian territory, except those relating to products in the dairy and the food service channel.

(ii)        Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

(iii)       Dairy products: includes the Company´s sales of milk and dairy products produced in the domestic and foreign markets.

(iv)        Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign market to the customers for food service category that includes: bars, restaurants, industrial kitchens, among others.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

(i)          Poultry:  involves the production and trade of whole poultry and cuts in  natura.

(ii)         Pork and beef cuts: involves the production and trade of cuts in natura.

(iii)       Processed:  involves the production and trade of processed foods, frozen and processed derivatives of poultry, pork and beef.

(iv)       Others processed: involves the production and trade of processed foods like margarine and vegetable products and soybean-based.

(v)         Milk:  involves the production and trade of pasteurized and UHT (“Ultra-high temperature”) milk.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(vi)        Dairy products and other beverages: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, cheeses and desserts. This category also includes beverages from fruit and soybean-based.

(vii)      Others:  involves the production and trade of animal feed, soy meal and refined soy flour.

The net sales for each reportable operating segment are presented below:

Net sales	12.31.12	12.31.11	12.31.10
Domestic market:
Poultry	1,351.4	1,112.3	933.1
Pork and Beef	911.3	774.5	699.0
Processed products	6,767.2	7,145.0	6,020.4
Other processed products	2,694.9	2,043.0	1,996.3
Other	894.0	555.2	528.6
	12,618.8	11,630.0	10,177.4

Foreign market:
Poultry	7,569.4	6,571.9	5,724.3
Pork and Beef	1,866.7	1,554.1	1,513.3
Processed products	2,002.2	1,750.1	1,652.5
Other processed products	180.0	175.1	90.7
Other	7.7	41.9	4.4
	11,626.0	10,093.1	8,985.2

Dairy products:
Milk	1,359.8	1,720.5	1,585.5
Dairy products and others beverages	1,354.3	818.3	726.0
	2,714.1	2,538.8	2,311.5

Food service:
Poultry	343.1	301.3	228.4
Pork and Beef	221.8	166.7	193.4
Processed products	846.2	884.6	755.2
Other processed products	147.4	91.7	30.2
	1,558.5	1,444.3	1,207.2
	28,517.4	25,706.2	22,681.3

The operating results for each reportable operating segment are presented below:

	12.31.12	12.31.11	12.31.10
Operating income:
Domestic market	1,038.6	1,249.4	1,035.8
Foreign market	189.9	558.8	319.1
Dairy products	(6.6)	(24.7)	(14.5)
Food service	167.0	217.6	144.2
	1,388.9	2,001.1	1,484.6

No customer was individually responsible for more than 5% of net sales for the year ended December 31, 2012, 2011 and 2010.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Net sales from exports were originated in the segments of the foreign market, dairy products and food service, as set for below:

	12.31.12	12.31.11	12.31.10
Export net sales per market:
Foreign market	11,626.0	10,093.1	8,985.2
Dairy products	0.1	5.4	19.8
Food service	223.3	188.4	161.0
	11,849.4	10,286.9	9,166.0

Export net sales by region is presented below:

	12.31.12	12.31.11	12.31.10
Export net sales per region:
Europe	1,920.2	1,882.4	1,742.1
Far East	2,402.9	2,301.8	1,916.5
Middle East	3,976.6	3,087.3	2,919.7
Eurasia (including Russia)	1,058.3	763.3	1,040.1
America / Africa / Other	2,491.4	2,252.1	1,547.6
	11,849.4	10,286.9	9,166.0

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

	Goodwill		Trademarks		Total
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12	12.31.11
Domestic market (1)	1,070.0	1,153.8	982.5	1,065.5	2,052.5	2,219.3
Foreign market	1,260.4	1,074.4	323.5	190.5	1,583.9	1,264.9
Dairy products (2)	671.4	664.1	-	-	671.4	664.1
Food service	81.5	81.5	-	-	81.5	81.5
	3,083.3	2,973.8	1,306.0	1,256.0	4,389.3	4,229.8

(1)   Write-off of goodwill and trademarks due to the execution of TCD (note 12).

(2)   During the year ended December 31, 2012, there was an increase in the goodwill allocated from Heloísa in the amount of R$7.2, due to an adjustment in the open balance from acquired company.

The Company performed the impairment test of the assets allocated to the reportable segments as demonstrated in the table above using discounted cash flows, as described in note 18.

Information referring to the total assets by reportable segments is not being disclosed, as it is not included in the set of information made available to the Company’s Management, which take investment decisions and determine allocation of assets on a consolidated basis.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.            BUSINESS COMBINATION AND OTHER ACQUISITIONS

6.1  Business combination – QUICKFOOD

The Company acquired an 90.05% interest on Quickfood, in exchange for the assets valued at R$928.0, as described in note 1.2. Quickfood is a public company located in Buenos Aires, Argentina.

Quickfood contributed with net sales of R$369.6 and net loss of R$0.3, since the date of acquisition through December 31, 2012 for the consolidated statement of income.

Management estimates that if the business combination with Quickfood had occurred on January 1, 2012, the consolidated net sales and net income for the year ended December 31, 2012 would be increased by approximately R$978.2 and R$15.8, respectively.

The table below shows the determination of the goodwill generated in this business combination:

Fair value of assets transferred to Marfrig	928.0
Payment for the working capital as per the purchase agreement	57.8
Consideration to be received from Marfrig	(350.0)
Consideration price before impairment loss	635.8
Impairment loss (a)	(114.4)
Consideration price	521.4
Net assets acquired at fair value	(272.0)
Goodwill	249.4

(a) It was recognized to adjust the consideration price to the enterprise value of Quickfood - R$463.6 (See note 1.2) plus the payment for the working capital of R$57.8, as demonstrated above.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition at fair value, are presented below:

	Net assets acquired on May 31, 2012	Adjustments IFRS 3		Net assets acquired at fair value
ASSETS
CURRENT
Cash and cash equivalents	23.8	-		23.8
Trade accounts receivable	114.6	-		114.6
Inventories	50.1	-		50.1
Other current assets	1.8	-		1.8
	190.3	-		190.3

NON CURRENT
Property, plant and equipment, net	48.8	77.8	(a)	126.6
Intangible assets	0.3	277.7	(b)	278.0
Other non-current assets	1.0	-		1.0
	50.1	355.5		405.6

TOTAL ASSETS	240.4	355.5		595.9
	-	-

LIABILITIES
CURRENT
Trade accounts payable	119.2	-		119.2
Salary and social obligations	14.9	-		14.9
Tax obligations	3.9	-		3.9
Other current liabilities	5.0	-		5.0
	143.0	-		143.0

NON CURRENT
Long term debts	15.0	-		15.0
Tax obligations	0.4	-		0.4
Deferred tax liabilities	-	124.4	(c)	124.4
Other non-current liabilities	11.1	-		11.1
	26.5	124.4		150.9

NET ASSETS - BRF	63.9	208.1		272.0

Non-controlling shareholders' equity	7.0	23.0		30.0

TOTAL LIABILITIES	240.4	355.5		595.9

(a)  Refers to the adjustment to the fair value of the property, plant and equipment according to the appraisal report prepared by an external appraiser;

(b)  Refers to the fair value of the following intangible assets identified:  customer relationship R$162.3, trademarks R$113.3 and supplier relationship R$1.9; and

(c)  Refers to the effect of the deferred taxes on the adjustments (a) and (b) above.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.2  Business combination – AVEX

According to the Company’s strategic plan to become a global player, on October 3, 2011, acting through its wholly-owned subsidiary, Sadia Alimentos S.A., in Argentina, the Company acquired 69.15% of the equity interest of Avex S.A. (“Avex”), which is located in the city of Rio Cuarto, in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

Avex is the sixth largest producer in the poultry domestic market of Argentina, with 4% of participation and its production capacity is presented below:

Activity	Location	Production capacity

Poultry slaughtering	Rio Cuarto, Córdoba	750,000 heads per week
Animal feed industry	Juárez Celman, Córdoba	40 ton per hour
Hatcheries	General Deheza, Córdoba	758,800 eggs per week
Termination poultry farm	Rio Cuarto, Córdoba	-

As disclosed in note 1.6, on December 28, 2012, aiming to accelerate the integration of business in Argentina, the Company acquired the equity interest held by non-controlling shareholders of Avex, corresponding to 33.33% of its capital for the amount of R$82.7. The Company now holds 99.46% of the equity interest of Avex.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The amounts related to this business combination are set forth below:

Net assets acquired on October 3, 2011	63.2
Identification of non-realizable asset within the measurement period	(26.0)
Other measurement adjustments	4.5
Net assets acquired	41.7

Percentage of acquired participation	69%

Net assets acquired	28.8

Amount paid for the acquisition of Avex	108.6
Net assets acquired	28.8
Preliminary goodwill	79.8

Goodwill allocation
Property, plant and equipment, net	40.1
Customer relationship	11.1
Supplier relationship	7.8
Fair value of the biological assets	0.8
Fair value of the inventories	0.3
Non-competition agreement	0.2
Contingent liabilities	(0.4)
Deferred tax liabilities	(20.9)

Goodwill	40.8

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets acquired on October 3, 2011	Adjustments IFRS 3		Net assets acquired at fair value
ASSETS
CURRENT
Cash and cash equivalents	9.4	-		9.4
Trade accounts receivable	15.6	-		15.6
Inventories	9.8	0.4	(a)	10.2
Biological assets	8.0	1.2	(b)	9.2
Recoverable taxes	7.7	-		7.7
Other current assets	12.8	-		12.8
	63.3	1.6		64.9

NON CURRENT
Property, plant and equipment, net	54.9	58.0	(c)	112.9
Intangible assets	0.1	27.6	(d)	27.7
Other non-current assets	0.1	-		0.1
	55.1	85.6		140.7

TOTAL ASSETS	118.4	87.2		205.6
	-	-

LIABILITIES
CURRENT
Short term debts	42.1	-		42.1
Trade accounts payable	21.9	-		21.9
Salary and social obligations	2.8	-		2.8
Tax obligations	1.0	-		1.0
Other current liabilities	0.1	-		0.1
	67.9	-		67.9

NON CURRENT
Long term debts	8.9	-		8.9
Contingent liabilities	-	0.6	(e)	0.6
Deferred tax	-	30.2	(f)	30.2
	8.9	30.8		39.7

NET ASSETS - BRF	28.8	39.0		67.8

Non-controlling shareholders' equity	12.8	17.4		30.2

TOTAL LIABILITIES	118.4	87.2		205.6

(a)  Refers to the adjustment to the fair value of the inventories;

(b)  Refers to the adjustment to the fair value of the biological assets;

(c)  Refers to the adjustment to the fair value of the property, plant and equipment according to the appraisal report prepared by an external appraiser;

(d)  Refers to the fair value of the following intangible assets identified:  supplier relationship R$11.2, non-competition agreement R$0.3, customer relationship R$16.0;

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(e)  Refers to the fair value of the contingent tax, civil and labor claims; and

(f)   Refers to the effect of the deferred taxes on the adjustments (a), (b), (c), (d) and (e) above, except for the amount of non-competition agreement which has its amortization allowed for fiscal purposes.

In the year ended December 31, 2012, the portion related to realization of the amounts arising from the allocation of goodwill was recorded in the statement of income of Sadia Alimentos S.A., being R$1.5 in cost of goods sold, related to the depreciation of the fair value of the property, plant and equipment, amortization of supplier relationship, realization of the fair value of the inventories and biological assets, R$0.4 in selling expenses, related to amortization of customer relationship and R$0.02 in other operating results, related to the non-competition agreement.

	Fair value	Accumulated realization	Net fair value
Assets measured at fair value
Property, plant and equipment, net	40.1	(0.5)	39.6
Costumer relationship	11.1	(0.4)	10.7
Supplier relationship	7.8	(0.6)	7.2
Fair value of the biological assets	0.8	(0.2)	0.6
Fair value of the inventories	0.3	(0.3)	-
Non-competition agreement	0.2	-	0.2
Contingent liabilities	(0.4)	-	(0.4)
Deferred tax liabilities	(20.9)	0.7	(20.2)
Expectation of future profitability	40.8	-	40.8

Preliminary goodwill	79.8	(1.3)	78.5

6.3  Business combination – DÁNICA

The Company acquired through Avex, 100% of equity interest of Flora Dánica S.A. and its subsidiaries, Flora San Luis S.A. and GB Dan S.A. (“Dánica group”). Dánica group has an extensive distribution structure for dry and refrigerated goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The group is the market leader in margarine (62%) and vice leader in the production of sauces (20%) and its main trademarks are: Dánica, Manterina, Vegetalina, Danifesta and  Primor.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Dánica’s production capacity is presented below:

Activity	Location	Production capacity
Margarines and oils	Llavallol, Buenos Aires	4,000 ton per month
Sauces and mayonnaise	Villa Mercedes, San Luis	6,000 ton per month
Pasta and pastries	Avellaneda, Buenos Aires	350 ton per month

The amounts related to this business combination are presented below:

Net assets acquired on October 3, 2011	30.0
Adjustments related to alignment between the accounting practices within the measurement period	(2.3)
Assets and labilities acquired, net adjusted	27.7

Percentage of acquired participation	100.00%

Net assets acquired	27.7

Amount paid for the acquisition of Dánica group	80.6
Net assets acquired	(27.7)
Preliminary goodwill	52.9

Goodwill allocation
Property, plant and equipment	51.9
Trademarks	19.6
Customer relationship	5.0
Exclusivity agreement	0.6
Fair value of the inventories	0.5
Non-competition agreement	0.2
Contingent liabilities	(12.7)
Deferred tax liabilities	(22.7)

Goodwill	10.5

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets acquired on October 3, 2011	Adjustments IFRS 3		Net assets acquired at fair value
ASSETS
CURRENT
Cash and cash equivalents	4.2	-		4.2
Trade accounts receivable	27.3	-		27.3
Inventories	22.3	0.5	(a)	22.8
Recoverable taxes	3.5	-		3.5
Other current assets	1.1	-		1.1
	58.4	0.5		58.9
	-	-		-
NON CURRENT
Property, plant and equipment, net	13.1	51.9	(b)	65.0
Intangible assets	-	25.3	(c)	25.3
Other non-current assets	3.2	-		3.2
	16.3	77.2		93.5
	-	-		-
TOTAL ASSETS	74.7	77.7		152.4
	-	-		-

CURRENT
LIABILITIES
Short term debts	0.2	-		0.2
Trade accounts payable	29.7	-		29.7
Salary and social obligations	3.7	-		3.7
Tax obligations	3.5	-		3.5
Other current liabilities	2.4	-		2.4
	39.5	-		39.5
	-	-		-
NON CURRENT
Long term debts	0.5	-		0.5
Contingent liabilities	-	12.7	(d)	12.7
Deferred taxes	-	22.7	(e)	22.7
Other non-current liabilities	6.9	-		6.9
	7.4	35.4		42.8
	-	-		-
NET ASSETS	27.8	42.3		70.1
	-	-		-
TOTAL LIABILITIES	74.7	77.7		152.4

(a)  Refers to the adjustment to the fair value of the inventories;

(b)  Refers to the adjustment to the fair value of the property, plant and equipment according to the appraisal report prepared by an external appraiser;

(c)  Refers to the fair value of the following intangible assets identified:  customer relationship R$5.0, non-competition agreement R$0.1, exclusivity agreement R$0.6 and trademarks R$19.5;

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(d)  Refers to the fair value of the contingent tax, civil and labor claims; and

(e)  Refers to the effect of the deferred taxes on the adjustments (a), (b), (c) and (d) above, except for the amount of non-competition agreement which has its amortization allowed for fiscal purposes.

The acquisitions of Avex and Dánica group were made to reinforce the Company’s trademarks in MERCOSUL, mainly through the expansion of the products portfolio, access to the local market and the expansion of export infrastructure.

In the year ended December 31, 2012, the portion related to realization of the amounts arising from the allocation of goodwill allocated of Dánica was recorded in the statement of income of Avex S.A., being R$1.4 in cost of goods sold, related to the depreciation of the fair value of the property, plant and equipment, amortization of exclusivity agreement and  realization of the fair value of the inventories, R$0.1 in selling expenses related to amortization of customer relationship and R$0.01 in other operating results, related to the non-competition agreement.

	Fair value	Accumulated realization	Net fair value
Assets measured at fair value
Property, plant and equipment, net	51.9	(0.8)	51.1
Costumer relationship	5.0	(0.1)	4.9
Exclusivity agreement	0.6	(0.2)	0.4
Non-competition agreement	0.2	-	0.2
Fair value of the inventories	0.5	(0.5)	-
Trademarks	19.6	-	19.6
Contingent liabilities	(12.7)	-	(12.7)
Deferred tax liabilities	(22.7)	0.5	(22.2)
Expectation of future profitability	10.5	-	10.5

Preliminary goodwill	52.9	(1.1)	51.8

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

7.            CASH AND CASH EQUIVALENTS

	Average rate (% p.a.)
		12.31.12	12.31.11
Cash and bank accounts:
U.S. Dollar	-	81.8	17.2
Brazilian Reais	-	147.6	65.2
Euro	-	17.0	43.7
Other currencies	-	9.0	3.9
		255.4	130.0
Highly liquid investments:
In Brazilian Reais:
Investment funds	8.88%	13.6	12.4
Bank deposit certificates ("CDB")	6.91%	630.4	-
		644.0	12.4
In U.S. Dollar:
Interest bearing account	0.05%	359.4	42.1
Fixed term deposit	0.44%	306.7	371.3
Overnight	0.12%	180.3	458.2
In Euro:
Interest bearing account	0.08%	122.3	235.2
Fixed term deposit	1.20%	4.9	82.4
Overnight	-	-	17.8
Other currencies:
Interest bearing account	0.02%	54.2	17.4
Fixed term deposit	5.30%	3.5	-
		1,031.3	1,224.4
		1,930.7	1,366.8

Highly liquid investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and subject to an insignificant risk of change of value. Financial Investments in foreign currencies refer mainly to Overnight and Fixed Term Deposits, which are remunerated at prefixed rates.

The increase in cash and cash equivalents is related to transfers from marketable securities, primarily in the modality of Bank Deposit Certificates (“CDB”), due to the needs of immediate liquidity of the Company.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

8.            MARKETABLE SECURITIES

					Average interest rate (% p.a.)

		WATM	(1)	Currency		12.31.12	12.31.11
Available for sale
Credit linked note	(a)	6.19		US$	4.79%	174.2	147.0
Brazilian foreign debt securities	(b)	1.45		US$	2.92%	89.0	86.5
Stocks		-		R$	-	0.7	1.7
Exclusive investment funds	(c)	1.00		US$	0.22%	9.2	-
						273.1	235.2
Held for trading
Bank deposit certificates ("CDB")	(d)	1.82		R$	7.01%	180.2	699.0
Financial treasury bills	(e)	1.07		R$	7.29%	100.5	355.1
						280.7	1,054.1
Held to maturity
Credit linked note	(a)	0.62		US$	4.81%	90.9	166.8
Financial treasury bills	(e)	5.00		R$	7.29%	51.7	-
						142.6	166.8
						696.4	1,456.1

Current						621.9	1,372.7
Non-current						74.5	83.4

(1)     Weighted average maturity in years.

(a)  The Credit Linked Note is a structured operation with a first-class financial institution abroad that bears periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated at pre- and post-fixed rates.

(c)  The exclusive fund in foreign currency is basically represented by money market.

(d)  Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 90% to 103% of the Interbank Deposit Certificate (“CDI”).

(e)  Financial Treasury Bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

The decrease in marketable securities is related to transfers to cash and cash equivalents  due to the needs of immediate liquidity of the Company.

The unrealized gain by the change in fair value of the available for sale securities, recorded in shareholders’ equity, corresponds to the accumulated amount of  R$18.3 (R$5.1 as of December 31, 2011), net of income tax of R$0.3 (R$0.6 as of December 31, 2011).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Additionally, on December 31, 2012, of the total of marketable securities, R$97.2 (R$88.2 as of December 31, 2011)  were pledged as collateral for futures contract operations in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&F”).

On December 31, 2012, the maturities of the non-current marketable securities are as follows:

Maturities
2014	22.7
2017	51.8
74.5

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.10.

9.            TRADE ACCOUNTS RECEIVABLE, NET AND CREDIT NOTES

	12.31.12	12.31.11
Current
Domestic customers	1,568.4	1,864.0
Foreign customers	1,603.9	1,375.5
( - ) Estimated losses on doubtful accounts	(41.1)	(31.7)
Trade accounts receivable, net	3,131.2	3,207.8

Credit notes	77.4	56.9
	77.4	56.9
	3,208.6	3,264.7

Non-current
Domestic customers	90.6	53.1
Foreign customers	2.6	3.9
( - ) Adjustment to present value	(0.2)	(0.7)
( - ) Estimated losses on doubtful accounts	(81.9)	(53.9)
Trade accounts receivable, net	11.1	2.4

Credit notes	152.3	147.3
	163.4	149.7

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of estimated losses on doubtful accounts is presented below:

	12.31.12	12.31.11
Beginning balance	85.6	62.8
Additions	183.0	112.4
Business combination (1)	7.5	-
Reversals	(126.7)	(65.3)
Write-offs	(26.9)	(24.6)
Exchange rate variation	0.5	0.3
Ending balance	123.0	85.6

(1)     Business combination with Quickfood (note 6.1).

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove unsuccessful, the amounts are written-off.

Breakdown by maturity of overdue amounts that are not included in estimated losses on doubtful accounts.

	12.31.12	12.31.11
61 to 90 days	-	14.9
91 to 120 days	5.5	3.5
121 to 180 days	4.2	1.3
181 to 360 days	8.0	1.5
More than 361 days	0.7	15.4
	18.4	36.6

The receivables excluded from estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and credit insurance contracted with insurance companies.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The breakdown of accounts receivable by maturity is as follows:

	12.31.12	12.31.11
Current	3,040.2	2,924.5
Overdue:
01 to 60 days	83.7	251.2
61 to 90 days	9.6	22.8
91 to 120 days	9.6	7.5
121 to 180 days	12.5	13.1
181 to 360 days	15.7	8.5
More than 361 days	94.2	68.9
( - ) Adjustment to present value	(0.2)	(0.7)
( - ) Estimated losses on doubtful accounts	(123.0)	(85.6)
	3,142.3	3,210.2

10.         INVENTORIES

	12.31.12	12.31.11
Finished goods	1,799.5	1,633.5
Goods for resale	24.6	8.6
Work in process	147.0	316.9
Raw materials	427.9	214.6
Packaging materials	84.2	99.9
Secondary materials	204.5	153.9
Spare parts	110.8	112.0
Goods in transit	152.1	26.2
Imports in transit	57.9	83.6
Advances to suppliers	10.1	30.0
	3,018.6	2,679.2

On December 31 2012, the increase is mainly related to the acquisition of Quickfood and higher prices of the main raw materials utilized in production.

The write-offs of products sold from inventories to cost of sales during the year ended December 31, 2012 totaled R$22,063.6 (R$19,047.0 in 2011 and R$16,951.2 in 2010). Such amounts include the additions and reversals of inventory provisions presented in the table below:

	12.31.11	Additions	Business combination (1)	Reversals	Write-offs	Exchange rate variation	12.31.12
Provision for losses to the disposable value	(42.0)	(62.1)	-	87.9	-	1.3	(14.9)
Provision for deterioration	(12.8)	(29.3)	-	-	20.3	0.1	(21.7)
Provision for obsolescence	(3.2)	(3.5)	(1.5)	-	6.6	-	(1.6)
Provision for losses TCD	-	(3.3)	-	-	3.3	-	-
	(58.0)	(98.2)	(1.5)	87.9	30.2	1.4	(38.2)

(1)     Business combination with Quickfood (note 6.1).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The increase in the provision for inventory losses are mainly related to the decrease of sales prices in the foreign market of chicken griller and lower sales price of whole poultry in-natura in the domestic market, which occurred during the first semester of 2012. The reversals recorded are related to the decrease in the critical inventory of chicken griller and recovery of the foreign market sales price during the second semester of 2012.

Additionally, during the year ended December 31, 2012, there were write-offs of inventories in the amount of R$44.4 (R$53.0 as of December 31, 2011), referring to deteriorated items, which have been charged to the statement of income directly.

Management expects inventories to be recovered in a period of less than 12 months.

On December 31, 2012, R$50.0 (R$67.1 as of December 31, 2011) of the balance of inventories was pledged as collateral for rural credit operations.

11.         BIOLOGICAL ASSETS

The biological assets of the Company comprise living animals which are segregated by the categories: poultry, pork and cattle. In addition, these categories are separated into consumable and for production.

The animals classified as consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products, and until they reach the adequate weight for slaughtering, they are classified as immature. The slaughtering and production process occurs sequentially and in a very short period of time, and as a consequence, only live animals transferred for slaughtering in refrigerators are classified as mature.

The animals classified as for production (breeding stock) are those that have the function of producing other biological assets. Until they reach the age of reproduction they are classified as immature and when they are able to initiate the reproductive cycle, they are classified as mature.

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of the Company’s products derives from the manufacturing process and not from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent appraiser, which presented an insignificant difference between the two methodologies. Therefore, biological assets are recorded at formation cost.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

To measure biological assets at fair value, the Company used discounted cash flow methodology. The discount rate used was the Weighted Average Cost of Capital (“WACC”), which was adjusted to reflect the specific risk of the asset, utilizing mathematical model of Weighted Average Return on Assets (“WARA”), as follows:

	12.31.12	12.31.11
Cost of nominal owners' equity	9.59	10.31
Projected inflation rate USA	2.28	2.26
Cost of actual owners' equity	7.15	7.88
Actual WACC	5.06	5.80
WARA discount rate:
Animals for slaughtering	4.29	5.50
Animals for production	4.79	5.75

The quantities and balances per category of biological assets are presented below:

	12.31.12		12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	208,695	596.6	209,732	485.4
Immature pork	3,461	627.8	3,803	581.5
Immature cattle	139	146.6	75	89.2
Total current	212,295	1,371.0	213,610	1,156.1

Production biological assets
Immature poultry	7,759	110.4	7,643	97.5
Mature poultry	11,022	139.4	12,006	132.0
Immature pork	162	32.5	125	18.4
Mature pork	374	145.9	409	139.5
Total non-current	19,317	428.2	20,183	387.4
	231,612	1,799.2	233,793	1,543.5

The variation is mainly related to the increased cost of soybeans, corn and soybean meal during the year ended December 31,2012.

The rollforward of biological assets for the period is presented below:

	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	485.4	581.5	89.2	1,156.1	229.5	157.9	387.4
Increase due to acquisition	299.9	1,052.7	467.6	1,820.2	57.1	61.0	118.1
Increase due to reproduction, consumption of ration, medication and remuneration of animal outgrowers	6,094.6	1,799.0	74.5	7,968.1	314.8	61.0	375.8
Depreciation	-	-	-	-	(296.3)	(37.7)	(334.0)
Transfer between current and non-current	51.0	55.6	-	106.6	(51.0)	(55.6)	(106.6)
Reduction due to slaughtering	(6,334.3)	(2,832.6)	(484.7)	(9,651.6)	-	-	-
Write-off due to TCD	-	(28.4)	-	(28.4)	(4.3)	(8.2)	(12.5)
Balance as of 12.31.12	596.6	627.8	146.6	1,371.0	249.8	178.4	428.2

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The acquisitions of biological assets for production occur when there is an expectation that the production plan cannot be met with its own assets and, usually, this acquisition refers to immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day old and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified in the current assets is related to eggs from animals for production.

12.         RECOVERABLE TAXES

	12.31.12	12.31.11
State ICMS ("VAT")	966.9	754.3
PIS and COFINS ("Federal Taxes to Social Fund Programs")	890.6	755.3
Withholding income and social contribution taxes	277.8	211.0
IPI ("Federal VAT")	58.7	57.2
Other	84.9	26.5
( - ) Allowance for losses	(172.3)	(151.8)
	2,106.6	1,652.5

Current	964.8	907.9
Non-current	1,141.8	744.6

The rollforward of the allowance for losses is presented below:

	12.31.11	Additions	Reversals	12.31.12
Allowance for losses - State ICMS ("VAT")	(126.8)	(20.7)	1.6	(145.9)
Allowance for losses - PIS and COFINS ("Federal Taxes to Social Fund Programs")	(12.9)	(4.0)	6.6	(10.3)
Allowance for losses - IPI ("Federal VAT")	(12.1)	(2.6)	-	(14.7)
Allowance for losses - Other	-	(3.5)	2.1	(1.4)
	(151.8)	(30.8)	10.3	(172.3)

The increase in the balance during the year ended December 31, 2012 is mainly due to the tax credits arising from exports occurred in the States of Paraná and Santa Catarina.

12.1      State ICMS (“VAT”)

Due to its export activity, domestic sales and investments in property, plant and equipment are subject to reduced tax rates so that, the Company accumulates tax credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company has ICMS tax credits in the States of Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Distrito Federal, for which management understands that realization is uncertain and, therefore, recorded a provision for losses on these credits as shown in the table above.

The increase in the balance is related to the exports from the States of Parana and Santa Catarina and are presented net of the related allowances judged necessary by the Company’s management.

12.2      Withholding income and social contribution taxes

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the receipts of interest on shareholders’ equity by the Company, which are realizable through offsetting against other federal taxes.

12.3      PIS and COFINS

Recoverable taxes derived from Contribution to the Social Integration Program (“PIS”) and Contribution to Social Fund Programs (“COFINS”) are originated from credits on purchases of raw materials used in the production of exported products or in the production of products which sales are taxed at the zero rate, such as UHT and pasteurized milk as well as sales to the Manaus Free Zone. The recovery of these tax credits can be achieved by means of offsetting with domestic sales operations of taxed products and other federal taxes or compensation claims.

Management is analyzing alternatives that would allow the utilization of these tax credits in the operations.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.         INCOME TAX AND SOCIAL CONTRIBUTION

13.1.    Deferred income tax and social contribution composition

	12.31.12	12.31.11
Assets:
Tax loss carryforwards (corporate income tax)	670.4	765.1
Allowance for tax losses	(0.3)	(166.8)
Negative calculation basis (social contribution tax)	252.4	297.1
Allowance for negative calculation basis	(0.1)	(48.4)

Assets temporary differences:
Provisions for tax, civil and labor risk	115.5	121.8
Suspended collection taxes	51.3	36.5
Provision for estimated losses on doubtful accounts	10.7	12.7
Provision for property, plant and equipment losses	3.3	11.7
Provision for tax credits realization	60.9	47.6
Provision for other obligations	29.7	50.9
Employees' profit sharing	25.0	72.4
Provision for inventories losses or adjustments	10.9	12.2
Employees' benefits plan	103.3	90.5
Amortization on fair value of business combination	5.4	8.8
Business combination - Sadia	817.9	1,139.7
Unrealized losses on derivatives	45.0	62.6
Unrealized losses on inventories	2.6	4.2
Adjustments relating to the transition tax regime	143.6	76.1
Provision for losses	14.7	10.5
Other temporary differences	53.3	23.6
	2,415.5	2,628.8

Liabilities temporary differences:
Business combination - Sadia and Quickfood	(990.0)	(1,181.6)
Depreciation on rural activities	-	(68.8)
Adjustments relating to the transition tax regime	(677.1)	(531.1)
Other temporary differences	(23.5)	(10.4)
	(1,690.6)	(1,791.9)

Total deferred tax legally enforceable	724.9	836.9

Business combination - Dánica and Avex	(27.8)	-

Net deferred tax	697.1	836.9

Certain subsidiaries of the Company have tax loss carry forwards and negative basis of social contribution of R$19.6 and R$19.5, respectively, (R$31.6 and R$31.5 as of December 31, 2011), for which the Company have not recorded a deferred tax asset. If there was an expectation that such tax credits would be realized the amount recognized in the balance sheet would be R$6.7 (R$10.5 as of December 31, 2011).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.2.      Estimated time of realization

Deferred tax assets arising from temporary differences will be realized as they are settled our realized. The period of the settlement or realization of such differences would not be properly estimated and is tied to several factors that are not under control of the management.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

Year	Value
2013	41.6
2014	54.3
2015	66.0
2016	77.5
2017	91.8
2018-2020	390.4
2021-2022	200.8
922.4

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, Management believes that it is more likely than not that the Company will realize the benefits of these temporary differences. However, the amount of the deferred tax asset could be impacted if estimates of future taxable income during the carryforward period are reduced.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of the deferred tax assets is set forth below:

	12.31.12	12.31.11

Opening balance	836.9	851.9
Deferred income and social contribution taxes recognized in the statement of income	21.3	(116.6)
Deferred income and social contribution taxes recognized in other comprehensive income	19.3	83.2
Deferred tax liabilities recognized in business combination - Dánica and Avex	(52.9)	-
Deferred tax liabilities recognized in business combination - Quickfood	(124.4)	-
Other	(3.1)	18.4
Ending balance	697.1	836.9

13.3      Income and social contribution taxes reconciliation

	12.31.12	12.31.11	12.31.10
Income before taxes	818.3	1,521.6	1,001.5
Nominal tax rate	34.0%	34.0%	34.0%
Tax expense at nominal rate	(278.2)	(517.3)	(340.5)

Adjustments of taxes and contributions on:
Equity interest in income of affiliates	7.6	3.1	1.5
Exchange rate variation on foreign investments	62.4	68.7	(32.7)
Difference of tax rates on earnings from foreign subsidiaries	28.4	269.3	99.0
Interest on shareholders' equity	93.4	214.9	89.3
Results from foreign subsidiaries	(0.5)	(4.4)	(3.5)
Transfer price	(3.1)	(2.0)	(0.8)
Profit sharing	(1.9)	(4.9)	(4.6)
Donations	(4.4)	(3.1)	(3.1)
Penalties	(3.8)	(3.8)	(7.0)
Reversal (recognition) of valuation allowance on tax losses	84.2	(215.2)	(3.8)
Investment grant	22.9	35.6	3.0
Other permanent differences	(4.7)	2.6	6.7
	2.3	(156.5)	(196.5)

Current income tax	(19.0)	(39.9)	(130.6)
Deferred income tax	21.3	(116.6)	(65.9)

The taxable income, current and deferred income tax from foreign subsidiaries is set forth below:

	12.31.12	12.31.11	12.31.10
Taxable income from foreign subsidiaries	54.2	749.0	134.7
Current income taxes expense from foreign subsidiaries	(9.4)	(11.4)	(13.9)
Deferred income taxes benefit from foreign subsidiaries	39.4	0.5	0.8

The Company determined that the total profit accounted for by holdings of their wholly-owned subsidiaries located abroad will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income tax was recognized. The total of undistributed earnings corresponds to R$2,223.4 as of December 31, 2012 (R$2,057.7 as of December 31, 2011).

The Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.         JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	12.31.11	Additions	Reversals	Write-offs	Price index update	12.31.12
Tax (1)	93.0	110.8	(14.3)	(1.4)	52.5	240.6
Labor	115.9	61.0	(71.8)	(11.6)	-	93.5
Civil, commercial and other	19.4	24.9	(0.5)	(13.6)	1.0	31.2
	228.3	196.7	(86.6)	(26.6)	53.5	365.3

(1)     The additions are mainly represented by judicial deposits related to the incidence of the Provisional Contribution on Financial Transactions ("CPMF") of R$ 34.1 and the incidence of VAT in the state of Minas Gerais differently in respect of products sold as the state of origin of R$33.0.

15.  RESTRICTED CASH

			Average interest rate (% p.a.)

	WATM (1)	Currency		12.31.12	12.31.11

Guarantee deposit	2.00	US$	0.22%	9.1	-
National treasury certificates	7.27	R$	19.56%	83.9	70.0
				93.0	70.0

(1)     Weighted average maturity term (in year)

The deposit above mentioned guarantees a financial debt of the subsidiary Quickfood with Rabobank.

The national treasure certificates are pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”), see note 19 of these consolidated financial statements.

16.  INVESTMENTS

16.1.    Investments breakdown

	12.31.12	12.31.11
Investment in associates	34.7	19.5
Other investments	2.0	0.9
	36.7	20.4

The gains resulting from exchange rate variation on the investments in foreign subsidiaries, whose functional currency is Brazilian Reais, totaling R$183.6 on December 31, 2012 (gain of R$211.9 in 2011 and loss R$96,2 in 2010) are recognized as financial income or expenses in the statement of income.

The exchange rate variation resulting from the investments in subsidiaries, whose functional currency is not Brazilian Reais, was recorded as cumulative translation adjustments of foreign currency of other comprehensive income.

On December 31, 2012, the subsidiaries do not have any significant restriction to transfer dividends or repay their loans or advances to the Company.

16.2.    Summary financial information in joint venture and affiliates

	Affiliate		Joint venture
	UP!		K&S		Rising Star
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12
Current assets	32.4	13.0	11.3	7.7	68.6
Non-current assets	-	-	8.0	8.4	1.4
Current liabilities	(10.1)	(4.0)	(7.5)	(5.2)	(68.8)
Non-current liabilities	-	-	(0.5)	(0.4)	(0.1)
	22.3	9.0	11.3	10.5	1.1

	UP!		K&S		Rising Star
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12
Net revenues	74.7	53.7	34.9	34.1	296.6
Operational expenses	(17.8)	(14.2)	(9.2)	(10.7)	(2.1)
Net income (loss)	22.3	9.0	0.8	(0.3)	(0.7)

% Participation	50%	50%	49%	49%	50%

In April 2012, occurred the initial paid-in capital of Rising Star in the amount of R$1.3. There were no additional commitments to the Company for capital increases in joint ventures and affiliates.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment rollforward is set forth below:

	Weighted average depreciation rate (% p.a.)	12.31.11	Additions	Business combination	Disposals	Disposals TCD		Reversals	Transfers		Transfers to held for sale	Transfers from held for sale	Exchange rate variation	12.31.12
Cost
Land	-	634.7	0.9	27.3	(5.2)	(17.9)		-	(18.9)		(2.0)	-	(0.1)	618.8
Buildings and improvements	-	4,980.6	13.2	63.5	(64.6)	(416.8)		-	424.1		(20.4)	-	(12.8)	4,966.8
Machinery and equipment	-	5,603.3	74.6	112.0	(132.2)	(374.3)		-	744.6		(17.9)	-	23.6	6,033.7
Facilities	-	1,315.0	0.4	6.9	(9.0)	(15.6)		-	136.0		(0.6)	-	13.2	1,446.3
Furniture	-	87.5	3.0	1.0	(4.4)	(7.2)		-	13.7		(0.3)	-	2.2	95.5
Vehicles and aircrafts	-	78.3	1.2	0.2	(6.9)	(1.2)		-	88.6		(0.8)	0.1	1.4	160.9
Others	-	191.3	1.7	9.4	(5.2)	(4.0)		-	33.4		-	-	(3.4)	223.2
Construction in progress	-	620.2	1,561.8	0.1	(6.5)	(25.8)		-	(1,268.3)		-	-	(3.6)	877.9
Advances to suppliers	-	32.9	227.7	0.3	-	-		-	(200.9)		-	-	0.5	60.5
		13,543.8	1,884.5	220.7	(234.0)	(862.8)		-	(47.7)		(42.0)	0.1	21.0	14,483.6

Depreciation
Buildings and improvements	3.23	(1,168.3)	(138.3)	-	33.0	103.8		-	(30.0)		15.5	-	4.5	(1,179.8)
Machinery and equipment	5.87	(2,077.5)	(251.9)	-	72.3	142.1		-	16.9		14.5	-	(9.4)	(2,093.0)
Facilities	3.57	(376.1)	(46.5)	-	6.8	0.1		-	27.2		0.5	-	(1.3)	(389.3)
Furniture	6.25	(40.7)	(8.4)	-	3.7	3.5		-	0.8		0.2	-	(1.3)	(42.2)
Vehicles and aircrafts	14.29	(16.9)	(17.5)	-	3.6	0.9		-	(13.8)		0.6	-	(0.9)	(44.0)
Others	2.87	(31.5)	(25.8)	-	1.6	0.1		-	1.0		-	-	(0.8)	(55.4)
		(3,711.0)	(488.4)	-	121.0	250.5		-	2.1		31.3	-	(9.2)	(3,803.7)
Provision for losses (2)		(34.4)	(6.8)	-	2.1	-		29.9	-		-	-	-	(9.2)
		9,798.4	1,389.3	220.7	(110.9)	(612.3)	(3)	29.9	(45.6)	(1)	(10.7)	0.1	11.8	10,670.7

(1)     Net transfer to intangible assets (note 18).

(2)     Refers mainly to the provision for losses on assets due to a fire in Nova Mutum plant that occurred in March 2011. The effective loss was lower than the amount previously estimated.

(3)     Refers to the disposals in connection with the execution of TCD.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The acquisitions during the year ended December 31, 2012 are substantially represented by construction in progress in the total amount of R$1,561.8 and advances to suppliers of R$227.7 which comprise mainly:

Description	12.31.12

Expansion of production capacity of industrial units (1)	797.6
Improvements in productive plants and poultry farm in Rio Verde (GO)	95.4
Car fleet renewal	85.8
Improvement of plants - TCD (2)	76.0
Transformation of turkey´s line into chicken's line in Carambeí (PR)	55.2
Construction of a new distribution center in Duque de Caxias (RJ)	53.5
Construction of a new sausage factory in Lucas do Rio Verde (MT)	48.6
Construction of a new technology center in Jundiaí (SP)	40.6
Poultry farm leasing in Campo Florido and Monte Alegre de Minas (MG)	22.6
Construction of employees’s house, being 500 units in Lucas do Rio Verde (MT), 400 units in Nova Mutum (MT) and 280 units in Mineiros (GO)	22.3
Expansion of the new line of pizza in Ponta Grossa (PR)	20.4
Improvement in “escondidinho” line and cooked pasta in Ponta Grossa (PR)	12.1
Construction of new head office in Curitiba (PR)	7.7
Automate palletizing products in Rio Verde (GO)	7.0
Construction of warehouse for breeding in Uberlândia (MG)	5.7

(1)     Expansion of production capacity of the plants of Mineiros, Rio Verde, Nova Mutum, Serafina Correa, Dourados, Itumbiara, Jataí and Marau.

(2)     Improvements in the plants of the Carambeí, Salto Veloso, Várzea Grande and Duque de Caxias.

The disposals are mainly related to the write-off of assets due to the execution of TCD in the amount of R$612.3, obsolete items in the total amount of R$20.1 and assets that were damaged in a fire amounting to R$2.3, recorded within other operating expenses. This also included the disposals of assets of Carambeí plant in the amount of R$39.7.

The Company has fully depreciated items that are still in operation, which are set forth below:

	12.31.12	12.31.11
Cost
Buildings and improvements	118.0	116.7
Machinery and equipment	555.3	613.8
Facilities	70.9	83.1
Furniture	16.0	16.7
Vehicles and aircrafts	3.5	3.2
Others	19.1	1.2
	782.8	834.7

During the twelve-month period ended December 31, 2012, the Company capitalized interests in the amount of R$52.7 (R$20.0 as of December 31, 2011). The interest rate utilized to determine the capitalized amount was 8.15% p.a.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2012, the Company had no commitments assumed related to acquisition and/or construction of property, plant and equipments items, except those disclosed in note 19.8.

The property, plant and equipment items that are held as collateral for transactions of different natures are presented below:

		12.31.12	12.31.11
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	355.9	160.4
Buildings and improvements	Financial/Labor/Tax/Civil	1,735.4	1,966.2
Machinery and equipment	Financial/Labor/Tax	2,104.1	2,304.5
Facilities	Financial/Labor/Tax	638.5	687.5
Furniture	Financial/Labor/Tax/Civil	18.6	299.3
Vehicles and aircrafts	Financial/Tax	1.6	19.4
Others	Financial/Labor/Tax/Civil	73.6	307.4
		4,927.7	5,744.7

The Company is not allowed to assign these assets as security for other transactions or to sell them.

18.  INTANGIBLES

Intangible assets are comprised of the following items:

	Weighted average amortization rate (% p.a.)	Cost	Accumulated amortization	12.31.12	12.31.11
Non-compete agreement	2.44	0.4	(0.1)	0.3	-
Goodwill	-	3,083.3	-	3,083.3	2,973.8
Exclusivity agreement	100.00	0.6	(0.2)	0.4	-
Outgrowers fidelization	12.50	18.8	(2.1)	16.7	3.6
Trademarks	-	1,305.9	-	1,305.9	1,256.0
Patents	16.92	5.1	(1.2)	3.9	4.9
Customer relationship	7.71	182.5	(0.7)	181.8	-
Supplier relationship	42.00	137.0	(132.2)	4.8	9.6
Software	20.00	337.0	(182.4)	154.6	138.2
		5,070.6	(318.9)	4,751.7	4,386.1

The increase is mainly related to the acquisition of Quickfood, as disclosed in note 6.1.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The intangible assets rollforward is set forth below:

	12.31.11	Additions	Disposals	Disposals TCD	Business combination	(1)	Transfers	Exchange rate variation	12.31.12
Cost:
Goodwill:	2,973.8	-	-	(83.8)	194.8		-	(1.5)	3,083.3
Ava	49.4	-	-	-	-		-	-	49.4
Avex	63.1	-	-	-	(22.3)		-	(2.8)	38.0
Batavia	133.2	-	-	-	-		-	-	133.2
Cotochés	39.6	-	-	-	-		-	-	39.6
Dánica	50.2	-	-	-	(39.7)		-	(0.4)	10.1
Eleva Alimentos	1,273.3	-	-	-	-		-	-	1,273.3
Heloísa	26.2	-	-	-	7.3		-	-	33.5
Incubatório Paraíso	0.6	-	-	-	-		-	-	0.6
Paraíso Agroindustrial	16.8	-	-	-	-		-	-	16.8
Perdigão Mato Grosso	7.6	-	-	-	-		-	-	7.6
Plusfood	15.9	-	-	-	-		-	1.7	17.6
Quickfood	-	-	-	-	249.5		-	-	249.5
Sadia	1,293.8	-	-	(79.7)	-		-	-	1,214.1
Sino dos Alpes	4.1	-	-	(4.1)	-		-	-	-
Non-compete agreement	-	-	-	-	0.4		-	-	0.4
Exclusivity agreement	-	-	-	-	0.6		-	-	0.6
Outgrowers fidelization	4.0	4.3	-	-	11.0		-	(0.5)	18.8
Trademarks	1,256.0	-	-	(83.0)	133.1		-	(0.2)	1,305.9
Patents	5.7	0.1	(0.6)	-	-		(0.1)	-	5.1
Customer relationship	-	-	-	-	183.1		-	(0.6)	182.5
Supplier relationship	135.0	-	-	-	2.0		-	-	137.0
Software	289.3	10.2	(10.9)	-	-		48.0	0.4	337.0
	4,663.8	14.6	(11.5)	(166.8)	525.0		47.9	(2.4)	5,070.6

Amortization:
Non-compete agreement	-	(0.1)	-	-	-		-	-	(0.1)
Exclusivity agreement	-	(0.2)	-	-	-		-	-	(0.2)
Outgrowers fidelization	(0.4)	(1.8)	-	-	-		-	0.1	(2.1)
Patents	(0.8)	(0.5)	0.1	-	-		-	-	(1.2)
Customer relationship	-	(0.7)	-	-	-		-	-	(0.7)
Supplier relationship	(125.4)	(6.8)	-	-	-		-	-	(132.2)
Software	(151.1)	(41.1)	11.4	-	-		(2.0)	0.4	(182.4)
	(277.7)	(51.2)	11.5	-	-		(2.0)	0.5	(318.9)
	4,386.1	(36.6)	-	(166.8)	525.0		45.9	(1.9)	4,751.7

(1)     See note 6.

Amortizations of outgrowers fidelization and supplier relationships are recognized as a cost of sales in the statement of income, while software amortization is recorded according to its use as cost of sales, administrative or sales expenses.

Trademarks in intangible assets derive from the business combination with Sadia, Quickfood and Dánica group and are considered assets with indefinite useful life as they are expected to indefinitely contribute to the Company’s cash flows.

The goodwill presented above is based on expected future profitability supported by valuation reports, after purchase price allocation.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated to cash-generating units are presented in note 5.

The Company performed the impairment tests of intangible assets based on the fair value, that was determined by a discounted cash flow model, in accordance with the level of goodwill and intangible allocations to the group of cash generating units.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Discounted cash flows were prepared based on the multi-annual budget (2013-2016) of the Company and growth projections up to 2022 (9.3% p.a. up to 18.2% p.a.), which, are based on historical information and market projections of government agencies and associations, such as the United States Department of Agriculture (“USDA”), the Brazilian Pork Industry and Exporter (“ABIPECS”), the Brazilian Pullet Producer Association (“APINCO”) and others. In the opinion of management, the use of periods that exceed 5 years in the preparation of discounted cash flows is adequate as it reflects the estimated time of use of the groups of assets.

Management adopted the WACC (11.2% p.a.) as the discount rate for the development of discounted cash flows and also adopted the assumptions shown in the table below:

	2013	2014	2015	2016	2017	2018	2019	2020-2022
PIB Brazil-BACEN	4.40%	4.60%	3.80%	4.10%	4.00%	4.30%	3.60%	3.67%
PIB Worldwide - FMI	4.00%	4.40%	4.50%	4.30%	4.20%	4.20%	4.20%	4.13%
IPCA	5.80%	5.00%	4.70%	4.50%	4.10%	4.00%	3.80%	3.57%
CPI-FMI	2.40%	2.40%	2.30%	2.20%	2.20%	2.20%	2.20%	2.20%
SELIC	7.60%	8.90%	8.30%	7.80%	7.50%	7.30%	7.00%	6.53%

The rates presented above do not consider any tax effect (pre-tax).

Based on management analyses performed during the fourth quarter of 2012, no adjustments for reduction in the balances of the assets to recoverable value were identified.

In addition to the above mentioned recovery analysis, management prepared a sensitivity analysis considering the variations in the EBITDA margin and in the nominal WACC as presented below:

	Variations
Apreciation (devaluation)	3.0%	1.5%	0.0%	-1.5%	-3.0%
WACC	14.2%	12.7%	11.2%	9.7%	8.2%
EBITDA margin	16.5%	15.0%	13.5%	12.0%	10.5%

In none of the scenarios considered above, the Company determined the need to recognize an impairment loss to the intangible assets with indefinite useful life.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.  LOANS AND FINANCING

	Interest (% p.a.)	Weighted average interest rate (% p.a.)	WAMT (1)	Current	Non-current	Balance 12.31.12	Balance 12.31.11
Local currency

BNDES, FINEM, development bank credit lines, other secured debts and financial lease	FIXED RATE / TJLP + 4.13% (TJLP + 4.65% on 12.31.11)	7.28% (8.42% on 12.31.11)	2.7	418.2	972.4	1,390.6	1,441.4

Export credit facility	102,21% CDI + TJLP + 3.80% (TJLP + 4.23% on 12.31.11)	7.91% (10.23% on 12.31.11)	1.9	15.2	1,032.9	1,048.1	737.1

Working capital	5.66% (6.82% on 12.31.11)	5.66% (6.82% on 12.31.11)	0.7	1,243.3	1.5	1,244.8	954.9

Fiscal incentives	FIXED RATE / IGPM + 1.22% (IGPM + 1.20% on 12.31.11)	1.89% (1.08% on 12.31.11)	11.2	-	12.4	12.4	14.9

PESA	IGPM + 4.90% (IGPM + 4.93% on 12.31.11)	12.46% (9.92% on 12.31.11)	7.3	2.9	191.0	193.9	181.5

				1,679.6	2,210.2	3,889.8	3,329.8

Foreign currency

BNDES, FINEM, development bank credit lines, other secured debts and financial lease	UMBNDES + 2.15% (UMBNDES + 2.35% on 12.31.11) e.r. (US$ and other currencies)	6.08% (5.93% on 12.31.11) e.r. (US$ and other currencies)	1.4	51.3	58.1	109.4	160.0

Export credit facility	LIBOR / FIXED RATE / CDI + 2.36% (LIBOR / CDI + 2.26% on 12.31.11) e.r. (US$ and other currencies)	3.28% (2.81% on 12.31.11) e.r. (US$ and other currencies)	3.3	445.8	1,245.8	1,691.6	2,506.1

Advances for foreign exchange rate contracts	0.62% (1.18% on 12.31.11) e.r. US$	0.62% (1.18% on 12.31.11) e.r. US$	0.1	102.2	-	102.2	150.1

Working capital	21.25% (8.25% on 12.31.11) e.r. ARS	21.25% (8.25% on 12.31.11) e.r. ARS	0.7	103.0	14.8	117.8	3.9

Bonds	7.20% (7.25% on 12.31.11) e.r. US$	7.20% (7.25% on 12.31.11) e.r. US$	6.8	58.9	3,548.6	3,607.5	1,903.7

				761.2	4,867.3	5,628.5	4,723.8
				2,440.8	7,077.5	9,518.3	8,053.6

(1) Weighted average maturity term (years).

The increase in the balance arises from the issuance of senior notes in the amount of US$750.0, as disclosed in note 19.5.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.1.    Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

Industrial credit notes: The Company issue industrial credit notes, receiving from official funds, such as Fund for Worker Support (“FAT”), Constitutional Fund for Financing the Midwest (“FNO”) and Constitutional Fund for Financing the Northwest (“FNE”). The notes are paid on a monthly basis and have maturity dates between 2013 and 2023. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily for short term working capital and import operations of subsidiaries located in Argentina. The loans are denominated in Argentine Pesos and U.S. Dollars, mainly maturing in 2013.

19.2.    Development bank credit lines

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were entered into for the acquisition of equipment and expansion of productive facilities.

FINEM: The Company has credit lines of Financing for Enterprises ("FINEM") which are subject to the variations of UMBNDES currency basket, which is composed of the currencies in which BNDES obtains its resources. The interest impact reflects the daily fluctuation of the currencies in the basket. The values of principal and interest are paid in monthly installments, with maturities between 2013 and 2019 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

PESA:  The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) subject to the variations of the IGPM plus interest of 4.90% p.a., secured by endorsements and pledges of marketable securities, presented in note 15.

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

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.4.    Export credits facilities

Pre-export facilities: Generally are denominated in U.S. Dollars, maturing between 2013 and 2019. The export prepayment credit facilities are indexed by the LIBOR of three and twelve months plus a spread. Under the terms of each of these credit facilities, the Company entered into loans guaranteed by accounts receivable related to the exports of its products.

Commercial credit lines: Denominated in U.S. Dollars and maturities ranging from one to seven years. These commercial credit lines are indexed by the LIBOR plus a spread with quarterly, semi-annual or annual payments and are utilized for purchase  of imported raw materials and other working capital needs.

BNDES credit facilities EXIM: These funds are used to finance exports and are subject to the variations of TJLP, maturing in 2014.

Advances on exchange contracts:  The advances for foreign exchange rate contracts (“ACCs”) are liabilities with commercial banks, where the principal is settled through exports of products as they are shipped. Interests are paid in the settlement of the foreign exchange rate contracts and such contracts are guaranteed by the actual exported goods. When the export documents are presented to the financing banks, these obligations start to be called advances for delivered foreign exchange rate contracts (“ACEs”) and are settled upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity within 360 days from the date of shipment of the exports, or short-term financing under the terms of the ACEs with maturity within 180 days from the date of the shipment of the exports. These loans are denominated in U.S. Dollars.

Export credit notes: The Company entered into export credit notes contracts indexed to the CDI and LIBOR, to be utilized as working capital and maturing in 2014 and 2016.

19.5.    Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750.0, whose notes are guaranteed by BRF, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a. maturing on January 28, 2020.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Sadia Bonds:  In the total value of US$250.0, such bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

BRF Notes: On June 6, 2012, BRF issued senior notes of US$500.0, with nominal interest rate of 5.88% p.a. and effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012 the Company reopened an additional amount of $ 250.0, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. The Company is the guarantor of the notes.

19.6.    Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follow:

12.31.12
2013	2,440.8
2014	1,004.4
2015	734.6
2016	425.0
2017 onwards	4,913.5
9,518.3

19.7.    Guarantees

	12.31.12	12.31.11
Total of loans and financing	9,518.3	8,053.6
Mortgage guarantees	1,405.7	1,584.5
Related to FINEM-BNDES	900.2	1,134.8
Related to FNE-BNB	361.1	324.1
Related to tax incentives and other	144.4	125.6

Statutory lien on assets acquired with financing	91.1	38.5
Related to FINEM-BNDES	5.2	9.5
Related to FINAME-BNDES	-	0.1
Related to leasing	85.9	28.9

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in the Sadia´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 21, 2012 totaled R$72.1 (R$79.9 as of December 31, 2011).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized to improve farm conditions and will be paid in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The total of guarantee as of December 31, 2012 amounted to R$441.1 (R$509.6 as of December 31, 2011).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2012, the Company contracted bank guarantees in the amount of R$1,234.2 (R$646.5 as of December 31, 2011). The variation occurred during the period is related to bank guarantees offered mainly in litigations involving the Company´s use of tax credits, as well as bank guarantees contracted to replace the ones that were written-off due to the execution of TCD. These guarantees have an average cost of 0.87% p.a. (1.10% p.a. as of December 31, 2011).

19.8.    Commitments

In the normal course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities at the balance sheet date and are set forth below:

12.31.12
2013	613.2
2014	258.0
2015	234.8
2016	226.6
2017 onwards	1,023.5
2,356.1

The Company entered into agreements denominated “built to suit” where office facilities will be built by third parties. The agreements terms will be 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rent falling due, according to the term of each contract.

The estimated schedule of future payments related to these agreement is set forth below:

12.31.12
2013	20.3
2014	20.3
2015	20.3
2016	20.3
2017 onwards	121.9
203.1

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.  TRADE ACCOUNTS PAYABLE

	12.31.12	12.31.11
Domestic suppliers
Third parties	2,890.9	2,335.1
Related parties	10.6	5.9
	2,901.5	2,341.0

Foreign suppliers
Third parties	479.7	340.3
	479.7	340.3
	3,381.2	2,681.3

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 43 days.

21.  OTHER FINANCIAL ASSETS AND LIABILITIES

	12.31.12	12.31.11
Derivative financial instruments
Cash flow hedge
Assets
Non-deliverable forward (NDF)	28.5	21.1
Currency option contracts	-	0.3
Fixed exchange rate contracts	2.0	-
Exchange rate contracts (Swap)	2.1	1.0
	32.6	22.4

Liabilities
Non-deliverable forward (NDF)	(66.3)	(107.8)
Currency option contracts	-	(1.6)
Exchange rate contracts (Swap)	(180.7)	(112.6)
	(247.0)	(222.0)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	0.4	0.5
Live cattle forward contracts	0.1	-
Live cattle option contracts	0.1	0.6
	0.6	1.1

Liabilities
Live cattle option contracts	-	(0.2)
Exchange rate contracts (Swap)	(5.6)	(48.2)
Dollar future contracts	(0.8)	(0.3)
	(6.4)	(48.7)

Current assets	33.2	23.5
Current liabilities	(253.4)	(270.7)

The collateral given in the transactions presented above are disclosed in note 8.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

22.  LEASES

The Company is lessee in several contracts, which can be classified as operating or finance lease.

22.1      Operating lease

The minimum future payments of non-cancellable operating lease, for each of the following years, are presented below:

12.31.12
2013	84.8
2014	71.2
2015	48.1
2016	34.9
2017 onwards	125.6
364.6

The payments of operating lease agreements recognized as expense in the fiscal year ended December 31, 2012 amounted to R$242.6 (R$299.6 in 2011 and R$258.4 in 2010).

22.2      Financial lease

The Company contracts financial leases mainly for the acquisitions of machinery, equipment, vehicles and software.

During the year ended December 31, 2012, there was an increase in property, plant and equipment and loans and financing in the amount of R$110.4.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company controls the leased assets which are presented below:

	Weighted average interest rate (% p.a.)	(1)	12.31.12	12.31.11
Cost
Machinery and equipment			21.1	25.0
Software			22.1	-
Vehicles			135.7	51.5
Land			0.4	-
Buildings			15.0	-
			194.3	76.5

Accumulated depreciation
Machinery and equipment	38.69		(9.2)	(16.0)
Software	20.00		(4.5)	-
Vehicles	14.24		(17.0)	(2.1)
Buildings	11.84		(0.2)	-
			(30.9)	(18.1)
			163.4	58.4

(1)     The period of depreciation of leased assets corresponds to the lowest of term of the contract and the useful life of the asset, as determined by IAS 17.

The minimum future payments required for these financial leases are demonstrated as follows:

			12.31.12
	Present value of minimum payments	Interest	Minimum future payments
2013	74.6	5.3	79.9
2014	28.9	2.8	31.7
2015	7.8	1.6	9.4
2016	6.4	1.2	7.6
2017 onwards	6.5	3.9	10.4
	124.2	14.8	139.0

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments relating to restrictions on dividends, interest payments on shareholders ‘equity or additional debt funding.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

23.  SHARE BASED PAYMENT

On March 31, 2010, the shareholders approved the stock option plan for the officers of the Company and of its subsidiaries, consisting of two instruments: (i) stock option plan, granted annually to the beneficiary and (ii) additional stock option plan, optional for the beneficiary, who may adhere to the plan by using a portion of their profit-sharing amounts. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business. As from May 2, 2012, this benefit was extended to the executive management of the Company, observing the same conditions of the existing plan.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established by the general guidelines of the plan and applicable legislation.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the BM&FBOVESPA, prior to the grant date, updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the option to purchase the shares ranges from 1 to 3 years and will observe the following deadlines from the grant date of the option:

     up to 1/3 of the total options may be exercised after one year;
     up to 2/3 of the total options may be exercised after two years; and
     all the options may be exercised after three years.

After the vesting period and within no more than five years from the grant date, the beneficiary is no longer entitled to the right to the unexercised options.

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Price of converted share		Share price
Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Granting date	Updated IPCA	at 12.31.12
05/03/10	05/02/11	05/02/15	1,540,011	863,590	23.44	27.05	41.99
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	26.60	41.99
05/02/11	05/01/12	05/01/16	2,463,525	2,186,630	30.85	33.42	41.99
05/02/12	05/01/13	05/01/17	3,708,071	3,530,461	34.95	36.03	41.99
			7,748,507	6,617,581

The rollforward of the outstanding granted options for the year ended December 31, 2012 is presented as follows:

Quantity of outstanding options as of December 31, 2011	4,277,946
Issued - grant of 2012	3,708,071
Exercised - grant of 2012	(17,610)
Exercised - grant of 2011	(169,887)
Exercised - grant of 2010	(432,610)
Termination plan - grant of 2007	(425,600)
Canceled
Grant of 2012	(160,000)
Grant of 2011	(85,608)
Grant of 2010	(15,941)
Grant of 2007	(61,180)
Quantity of outstanding options as of December 31, 2012	6,617,581

The weighted average strike prices of the outstanding options is R$33.94 (thirty three Brazilian Reais and ninety four cents), and the weighted average of the remaining contractual term is 45 months.

The Company presented in shareholders’ equity the fair value of the options in the amount of R$45.5 (R$22.4 as of December 31, 2011). In the statement of income the amount recognized as expense was R$23.0 (R$15.8 in 2011 and R$4.8 in 2010).

During the year ended December 31, 2012, the Company’s executives exercised 620,107 shares, with average price of R$28.81 (twenty eight Brazilian Reais and eighty one cents) totaling R$17.9. In order to comply with this commitment the Company utilized the treasury shares with an acquisition cost of R$21.63 (twenty one Brazilian Reais and sixty three cents), recording a gain in the amount of R$4.5 as capital reserve.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

	12.31.12	12.31.11
Expected maturity of the option:
Exercise in the 1st year	3.0 years	3.0 years
Exercise in the 2nd year	3.5 years	3.5 years
Exercise in the 3rd year	4.0 years	4.0 years
Risk-free interest rate	5.19%	6.60%
Volatility	34.21%	41.20%
Expected dividends over shares	1.32%	1.10%
Expected inflation rate	5.31%	4.60%

23.1      Expected period

The expected period is that in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.2      Risk-free interest rate

The Company uses as risk-free interest rate the National Treasury Bond  (“NTN-B”) available on the date of calculation and with maturity equivalent to the life of the option.

23.3      Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

23.4      Expected dividends

The percentage of dividends used is based on the average payment of dividends per share in relation to the market value of the shares for the past four years.

23.5      Expected inflation rate

The expected average inflation rate is based on estimated IPCA by Central Bank of Brazil, weighted between the closing date of financial statements and the exercise date of the vested options.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.  SUPPLEMENTARY RETIREMENT PLAN AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees.

The actuarial assets and liabilities and the rollforward during the years are presented below:

	12.31.12		12.31.11		12.31.10
	BFPP	FAF	BFPP	FAF	BFPP	FAF
Reconciliation of assets and liabilities
Present value of actuarial liabilities	(14.1)	(1,916.4)	(10.3)	(1,377.8)	(9.0)	(1,164.8)
Fair value of assets	11.2	2,138.6	10.8	1,897.7	11.2	1,768.9
Unrecognized superavit	-	(222.2)	(0.5)	(519.9)	(2.2)	(604.1)
Net assets (liabilities)	(2.9)	-	-	-	-	-

Transfer of the net actuarial asset (liability)
Beginning balance of actuarial assets (liabilities), net	0.6	519.9	2.2	604.1	1.8	631.3
Revenue (expense) recognized in income	0.4	85.4	0.5	79.9	0.3	82.7
Service cost	-	(31.0)	-	(28.1)	-	(22.8)
Curtailment	-	1.9	-	-	-	-
Recognized loss	(3.9)	(354.0)	(2.2)	(136.0)	0.1	(87.1)
Ending balance of actuarial assets (liabilities), net	(2.9)	222.2	0.5	519.9	2.2	604.1

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	(10.3)	(1,377.8)	(9.1)	(1,164.9)	(7.3)	(939.0)
Interest on actuarial obligations	(1.0)	(141.6)	(1.0)	(116.0)	(0.8)	(108.3)
Service cost	-	(31.0)	-	(28.1)	-	(22.8)
Benefits paid	0.8	91.3	0.7	58.7	0.6	54.7
Curtailment	-	1.9	-	-	-	-
Actuarial loss	(3.6)	(459.2)	(0.9)	(127.5)	(1.7)	(149.5)
Ending balance of the fair value of actuarial obligation	(14.1)	(1,916.4)	(10.3)	(1,377.8)	(9.2)	(1,164.9)

Changes in plan assets
Beginning balance of the fair value of plan assets	10.8	1,897.7	11.2	1,768.9	9.0	1,570.3
Expected return	1.4	227.0	1.5	195.9	1.0	191.0
Benefits paid	(0.8)	(91.3)	(0.7)	(58.7)	(0.6)	(54.7)
Actuarial gain (loss)	(0.2)	105.2	(1.2)	(8.4)	1.8	62.4
Ending balance of the fair value of plan assets	11.2	2,138.6	10.8	1,897.7	11.2	1,769.0

Revenue and expense recognized
Interest cost	(1.0)	(141.6)	(1.0)	(116.0)	(0.7)	(108.3)
Actuarial loss					-	(22.8)
Service cost	-	(31.0)	-	(28.1)	-	-
Expected return on plan assets	1.4	227.0	1.5	195.9	1.0	191.0
	0.4	54.4	0.5	51.8	0.3	59.9

Revenue and expense
Service cost	-	(72.4)	-	(32.5)	-	(28.0)
Interest cost	(1.2)	(307.5)	(1.0)	(137.7)	(1.0)	(116.0)
Expected return on plan assets	0.9	414.3	1.4	220.1	1.5	195.9
	(0.3)	34.4	0.4	49.9	0.5	51.9

Actuarial premises
Economic hypothesis
Discount rate	8.53%	9.46%	10.29%	10.25%	11.78%	11.78%
Projected return on the assets	8.53%	10.25%	13.04%	11.81%	13.72%	13.72%
Inflation rate	4.50%	4.50%	4.50%	4.50%	5.65%	5.65%
Rate of wage growth	N/A	6.59%	N/A	6.59%	0.00%	0.00%

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	RRB-1983	IAPC	RRB-1983	IAPC	RRB-1983	RRB-1983

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.1      Supplementary retirement plan

24.1.1.      BFPP

Brasil Foods Previdência Privada (“BFPP”) was created in April 1997, with the purpose of manage supplementary benefit and retirement plans and it is sponsored by the Company and its subsidiaries.

On November 1, 2012, BFPP received the Plan FAF from Attilio Francisco Xavier Fontana Foundation (“FAF”), through a process of transference of benefit plan management authorized by National Superintendency of Pension Funds (“PREVIC”), becoming manager of four retirement plans:  Plan I , Plan II, Plan III and Plan FAF.

Plan I, Plan II and Plan FAF are closed to new participants. Plan III, which has been in operation since October 1, 2011, is open to new participants. This plan was created as result of the association between Sadia and BRF in order to meet the employees who were not participating in any of the previous plans.

In plans I, II and III, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants). In the Plan FAF, the contribution is made through a percentage actuarially defined for the participant and the sponsor. The actuarial calculations are made by independent actuaries on a yearly basis.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$4.4 (R$5.4 as of December 31, 2011) and was recorded as other current assets.

Plans managed by BFPP are structured in the following ways:

Type of plan	Modality

Plan I	Variable Contribution
Plan II	Variable Contribution
Plan III	Defined Contribution
Plan FAF	Defined Benefit

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The demographic data of the plan are presented below:

	Plan I	Plan II	Plan III	Plan FAF	Plan I	Plan II	Plan III	Plan FAF
	12.31.12				12.31.11
Number of active participants	1,630	9,613	6,989	10,144	1,983	11,193	615	10,781
Number of self-sponsored participants	12	121	21	1,060	13	109	-	968
Number of participants in deferred proportional benefit	4	37	3	73	8	30	-	50
Number of beneficiary participants	51	18	-	4,915	51	12	-	4,714
Contributions of the sponsor	206	8,645	3,196	1,995	236	8,084	72	1,533

The composition of the investment portfolios of the BFPP plans is presented below:

	BFPP
	12.31.12		12.31.11		12.31.10
Composition of the fund's portfolio:
Fixed income	240.6	80.9%	160.1	76.5%	133.7	73.7%
Variable income	56.9	19.1%	49.3	23.5%	47.8	26.3%
	297.5	100.0%	209.4	100.0%	181.5	100.0%

Fixed income
Financial treasury bills	50.2	20.9%	20.0	12.5%	25.9	19.4%
Nacional treasury notes	87.5	36.3%	73.7	46.1%	68.1	50.9%
Bank deposit certificate	3.3	1.4%	9.5	5.9%	13.1	9.8%
Interbank deposit certificate	33.0	13.7%	20.7	12.9%	14.5	10.8%
Debentures	16.7	6.9%	8.1	5.1%	9.6	7.2%
Commited transations	10.8	4.5%	4.5	2.8%	1.2	0.9%
Nacional treasury bills	27.5	11.4%	21.7	13.6%	-	-
Others	11.7	4.9%	1.8	1.1%	1.3	1.0%
	240.7	100.0%	160.0	100.0%	133.7	100.0%

Variable income
Stocks	56.9	100.0%	49.2	99.8%	47.8	100.0%
Options	-	-	0.1	0.2%	-	-
	56.9	100.0%	49.3	100.0%	47.8	100.0%

The actual return on assets of the plans for the year ended December 31, 2012 was 11.52% p.a.(2.31% p.a. as of December 31, 2011).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The composition of the investment portfolios of the FAF plans are presented below:

	FAF
	12.31.12		12.31.11		12.31.10
Composition of the fund's portfolio:
Fixed income	1,681.6	77.3%	1,527.7	79.6%	1,415.3	78.6%
Variable income	290.5	13.3%	224.5	11.7%	225.8	12.6%
Structured investments	61.4	2.8%	20.3	1.1%	11.6	0.6%
Real estate	133.5	6.1%	133.6	7.0%	136.3	7.6%
Transactions with participants	11.5	0.5%	11.6	0.6%	10.9	0.6%
	2,178.5	100.0%	1,917.7	100.0%	1,799.9	100.0%

Fixed income
Brazilian financial treasury bill	-	-	-	-	70.0	4.9%
Brazilian treasury notes - Series F	-	-	31.5	2.1%	-	-
Brazilian treasury notes - Series B	922.7	54.9%	730.0	47.6%	611.0	43.2%
Brazilian treasury certificates	24.2	1.4%	47.2	3.1%	61.7	4.4%
Financial bill	96.9	5.8%	65.6	4.3%	36.0	2.5%
Time deposits and special guarantee	22.1	1.3%	30.0	2.0%	10.0	0.7%
Investment funds	32.5	1.9%	43.6	2.9%	13.5	1.0%
Exclusive fund	583.2	34.7%	579.8	38.0%	613.1	43.3%
	1,681.6	100.0%	1,527.7	100.0%	1,415.3	100.0%

Variable income
Stocks	94.7	32.6%	82.6	36.8%	61.9	27.4%
Investment funds	63.9	22.0%	9.4	4.2%	10.0	4.4%
Exclusive fund	132.0	45.4%	132.5	59.0%	153.9	68.2%
	290.6	100.0%	224.5	100.0%	225.8	100.0%

Structured investments
Investment funds	44.2	72.0%	16.9	83.3%	10.2	87.9%
Exclusive fund	17.2	28.0%	3.4	16.7%	1.4	12.1%
	61.4	100.0%	20.3	100.0%	11.6	100.0%

Real estate
For own use	-	-	-	-	1.9	1.4%
Leased to sponsors	61.7	46.3%	85.9	64.3%	125.7	92.2%
Leased to others	8.0	6.0%	8.1	6.1%	5.2	3.8%
Rights on the sale of properties	63.7	47.7%	39.6	29.6%	3.5	2.6%
	133.4	100.0%	133.6	100.0%	136.3	100.0%

Transactions with participants
Loans receivable	11.5	100.0%	11.6	100.0%	10.8	100.0%
	11.5	100.0%	11.6	100.0%	10.8	100.0%

The actual return on assets of the plans in the fiscal year ended December 31, 2012 was 9.94% p.a. (5.16% p.a. as of December 31, 2011).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.2      Other benefits

The details of the assets and actuarial liabilities related to other benefits, prepared according to the actuarial report, are presented below:

	12.31.12
	Award for length of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(40.5)	(92.4)	(150.7)	(20.2)
Net liability	(40.5)	(92.4)	(150.7)	(20.2)

Transfer of the net actuarial liability
Beginning balance of actuarial assets (liabilities), net	(33.1)	(85.2)	(113.4)	(34.4)
Expense recognized in the statement of income	(2.9)	(8.8)	(11.9)	(3.3)
Service cost	(1.9)	(3.8)	(6.5)	(1.9)
Past service cost	-	18.2	-	-
Curtailment	2.0	1.8	5.9	26.5
Contributions of the sponsor	6.7	2.7	6.4	1.7
Actuarial loss	(11.2)	(17.3)	(31.1)	(8.9)
Ending balance of actuarial assets (liabilities), net	(40.4)	(92.4)	(150.6)	(20.3)

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	(33.1)	(85.2)	(113.4)	(34.4)
Interest on actuarial obligations	(2.9)	(8.8)	(11.9)	(3.3)
Service cost	(1.9)	(3.8)	(6.5)	(1.9)
Past service cost	-	18.2	-	-
Benefits paid	6.7	2.7	6.4	1.7
Curtailment	2.0	1.8	5.9	26.5
Actuarial loss	(11.2)	(17.3)	(31.1)	(8.9)
Ending balance of the present value of actuarial obligation	(40.4)	(92.4)	(150.6)	(20.3)

Changes in plan assets
Benefits paid	(6.7)	(2.7)	(6.4)	(1.7)
Contributions of the sponsor	6.7	2.7	6.4	1.7
Ending balance of the fair value of plan assets	-	-	-	-

Revenue and expense recognized
Interest cost	(2.9)	(8.8)	(11.9)	(3.3)
Service cost	(1.9)	(3.8)	(6.5)	(1.9)
	(4.8)	(12.6)	(18.4)	(5.2)

Revenue and expense
Service cost	(4.6)	(2.8)	(12.9)	(2.7)
Interest cost	(5.5)	(9.6)	(18.6)	(4.8)
	(10.1)	(12.4)	(31.5)	(7.5)

Actuarial premises
Economic hypothesis
Discount rate	8.75% p.a.	9.49% p.a.	8.88% p.a.	9.40% p.a.
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.50% p.a.	4.50% p.a.	4.50% p.a.	4.50% p.a.
Rate of wage growth	6.51% p.a.	6.49% p.a.	6.51% p.a.	6.51% p.a.

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	IAPC	IAPC	IAPC	IAPC

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.11
	Award for length of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(33.1)	(85.2)	(113.4)	(34.4)
Net liability	(33.1)	(85.2)	(113.4)	(34.4)

Transfer of the net actuarial liability
Beginning balance of actuarial assets (liabilities), net	(47.4)	(67.2)	(137.9)	(22.0)
Expense recognized in the statement of income	(4.6)	(6.8)	(13.7)	(2.2)
Service cost	(5.0)	(2.6)	(12.1)	(1.4)
Change in policy (1)	(13.2)	-	-	-
Contributions of the sponsor	9.4	1.6	2.3	3.9
Actuarial gain (loss)	27.7	(10.1)	48.0	(12.6)
Ending balance of actuarial assets (liabilities), net	(33.1)	(85.1)	(113.4)	(34.3)

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	(47.4)	(67.2)	(137.9)	(22.0)
Interest on actuarial obligations	(4.6)	(6.8)	(13.7)	(2.2)
Service cost	(5.0)	(2.6)	(12.1)	(1.4)
Benefits paid	9.4	1.6	2.3	3.9
Change in policy (1)	(13.2)	-	-	-
Actuarial gain (loss)	27.7	(10.1)	48.0	(12.6)
Ending balance of the present value of actuarial obligation	(33.1)	(85.1)	(113.4)	(34.3)

Changes in plan assets
Benefits paid	(9.4)	(1.6)	(2.3)	(3.9)
Contributions of the sponsor	9.4	1.6	2.3	3.9
Ending balance of the fair value of plan assets	-	-	-	-

Revenue and expense recognized
Interest cost	(4.6)	(6.8)	(13.7)	(2.2)
Service cost	(5.0)	(2.6)	(12.1)	(1.4)
	(9.6)	(9.4)	(25.8)	(3.6)

Revenue and expense
Service cost	(1.9)	(3.7)	(6.4)	(1.9)
Interest cost	(2.9)	(8.6)	(11.5)	(3.2)
	(4.8)	(12.3)	(17.9)	(5.1)

Actuarial premises
Economic hypothesis
Discount rate	10.25% p.a.	10.25% p.a.	10.25% p.a.	10.25% p.a.
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.50% p.a.	4.50% p.a.	4.50% p.a.	4.50% p.a.
Rate of wage growth	6.59% p.a.	6.59% p.a.	6.59% p.a.	6.59% p.a.

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	IAPC	IAPC	IAPC	IAPC

(1) See note 24.2.3.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.10
	Award for length of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(47.4)	(67.2)	(137.9)	(22.0)
Net liability	(47.4)	(67.2)	(137.9)	(22.0)

Transfer of the net actuarial liability
Beginning balance of actuarial assets (liabilities), net	(40.9)	(56.9)	(129.4)	(22.5)
Expense recognized in the statement of income	(4.7)	(6.5)	(14.4)	(2.4)
Service cost	(4.4)	(2.4)	(12.1)	(1.4)
Benefits paid	-	-	1.8	-
Contributions of the sponsor	4.0	1.5	4.3	6.6
Actuarial gain (loss)	(1.4)	(2.9)	11.9	(2.3)
Ending balance of actuarial assets (liabilities), net	(47.4)	(67.2)	(137.9)	(22.0)

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	(40.9)	(56.9)	(129.4)	(22.5)
Interest on actuarial obligations	(4.7)	(6.5)	(14.4)	(2.4)
Service cost	(4.4)	(2.4)	(12.1)	(1.4)
Benefits paid	4.0	1.5	6.1	6.6
Actuarial gain (loss)	(1.4)	(2.9)	11.9	(2.3)
Ending balance of the present value of actuarial obligation	(47.4)	(67.2)	(137.9)	(22.0)

Changes in plan assets
Benefits paid	(4.0)	(1.5)	(4.3)	(6.6)
Contributions of the sponsor	4.0	1.5	4.3	6.6
Ending balance of the fair value of plan assets	-	-	-	-

Revenue and expense recognized
Interest cost	(4.6)	(6.5)	(14.4)	(2.5)
Actuarial loss	(1.1)	-	-	-
Service cost	(4.7)	(2.4)	(12.1)	(1.3)
	(10.4)	(8.9)	(26.5)	(3.8)

Revenue and expense
Service cost	(3.0)	(1.3)	(6.3)	(1.4)
Interest cost	(3.1)	(4.3)	(6.6)	(2.2)
	(6.1)	(5.6)	(12.9)	(3.6)

Actuarial premises
Economic hypothesis
Discount rate	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
Rate of wage growth	6.08% p.a.	-	6.08% p.a.	6.08% p.a.

Demographic hypotheses
Mortality schedule	N/A	N/A	N/A	N/A
Schedule of mortality of the disabled	N/A	N/A	N/A	N/A

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.2.1 Medical plan

The Company recorded the obligations resulting from Law No. 9.656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee who contributed to the health plan for at least 10 years, the right of maintenance as beneficiary, on the same conditions when the employment contract was in force.

In case of a variation of 1% in the trend of evolution of the expenses with Health Care Costs Trend (“HCCT”), the corresponding liability would be impacted as follows:

12.31.12
Percentage variation	-1.0%
Variation of the actuarial liabilities	61,393

24.2.2 F.G.T.S. penalty

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. Thus, through an actuarial calculation, the Company recognized the related liability.

24.2.3   Award for length of service

The Company usually rewards employees who attain at least 10 years of services rendered and the related actuarial liability was recorded in the balance sheet.

24.2.4 Severance pay

The executive officers terminated on the initiative of the Company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 of salary in force at the time of termination, for each year or fraction of year worked for the Company.

The grant of this benefit is subject to an assessment of the career, performance and length of service for which an, actuarial liability was recorded.

By decision of the Company's management, such benefit was discontinued during 2012, so that, new employees are not eligible, but the benefit is kept for current employees.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.2.5 Retirement compensation

On retirement, managers with executive position in addition to the legal funds, receive an additional compensation equivalent to 0.5 of salary in force at the time of retirement for each year worked.

The granting of this benefit is subject to an assessment of employee’s career, performance and length of service and, an actuarial liability  was recorded.

The expenses incurred with all benefits presented above were recognized in the statement of income as other operating expenses and include:  interest paid, actuarial gain (loss), cost of the service and gains expected from the asset of the plan.

The actuarial gains and losses arisen from the pension plan recognized in other comprehensive income are presented below:

	12.31.12	12.31.11	12.31.10
At the beginning of the year	(11.9)	(39.9)	(23.1)
Rollforward	(40.5)	28.0	(16.8)
At the end of the year	(52.4)	(11.9)	(39.9)

25.  PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of its business, which include civil, administrative, tax, social security and labor claims.

The Company classifies the risk of unfavorable decisions in the legal suits as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings is determined by the Company’s management, based on legal advice and reasonably reflect the estimated and probable losses.

In case the Company is involved in judicial proceedings for which the amount is not known or cannot be reasonably estimated, but the probability of losses is probable, the related amount is not recorded, but it is disclosed in the notes.

The Company’s management believes that its provisions for tax, civil and labor contingencies, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as presented below:

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

25.1.    Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

	12.31.11	Additions	Business combination (1)	Reversals	Transfers (2)	Payments	Price index update	12.31.12
Tax	231.5	50.5	-	(59.5)	(25.1)	(25.1)	14.7	187.0
Labor	105.4	221.3	11.0	(48.6)	-	(164.0)	9.6	134.7
Civil, commercial and other	45.0	23.7	-	(8.0)	-	(14.0)	3.5	50.2
Contingent liabilities	571.8	-	12.9	(21.8)	-	-	-	562.9
	953.7	295.5	23.9	(137.9)	(25.1)	(203.1)	27.8	934.8

Current	118.5							173.9
Non-current	835.2							760.9

(1)     Business combination with Quickfood, Avex and Dánica (note 6).

(2)     During the year ended December 31, 2012, for better presentation of the amounts related to tax contingencies,  the Company reclassified certain items that were not under litigation to other obligations, as well as certain lawyers’ fees.

25.1.1.     Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

Income tax and social contribution: The Company recorded a provision of R$9.9 (R$26.0 as of December 31, 2011) being: (i) R$7.8 (R$7.4 as of December 31, 2011) related to the disallowance of claims from a subsidiary acquired in 2008 from the Tax Recovery Program (“REFIS”); (ii) R$2.1 (R$1.9 as of December 31, 2011) related to other lawsuits. In December 2012, the Company reversed a provision of R$18.2 (R$16.6 as of December 31, 2011) regarding the tax assessment on taxable income of the subsidiary Rezende for which the Company obtained a favorable decision on the issue.

ICMS: The Company is involved in administrative and judicial tax disputes associated to the register and/or maintenance of ICMS tax credits on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$63.8 (R$79.0 as of December 31, 2011).

PIS and COFINS: The Company discusses the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, which amount is R$70.3 (R$66.3 as of December 31, 2011).

Other tax contingencies: The Company recorded other provisions for lawsuits related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), as well as tax debts arising from differences of accessory obligations, duties, payment of legal fees and others, totaling a provision of R$39.7 (R$56.2 as of December 31, 2011).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

25.1.2.     Labor

The Company is defendant in several labor claims, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover estimated losses.

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

25.2.1.   Tax

The tax contingencies amounted to R$6,582.1 (R$5,295.0 as of December 31, 2011), from which R$552.1 (R$565.9 as of December 31, 2011) was recorded and is related to the corresponding estimated fair value resulting from the business combination with Sadia, Avex and Dánica group according to paragraph 23 of IFRS 3.

The most relevant tax cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$712.9 (R$365.8 as of December 31, 2011). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad is presented in note 13.3.

Income Tax and Social Contribution: The Company is involved in administrative disputes associated to the use of tax losses, refunds and offset of income tax and social contribution taxes credits against other federal tax debits, including credits generated by the Plano Verão legal dispute, in a total amount of R$344.9 (R$222.5 as of December 31, 2011).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by certain State tax authorities (“guerra fiscal”) in a total amount of R$1,505.6 (R$1,331.6 as of December 31, 2011); (ii) maintenance of ICMS tax credits on the acquisition of essential products with a reduced tax burden (“cesta básica”) in a total amount of R$483.9 (R$493.9 as of December 31, 2011);  (iii) utilization of tax benefit deemed credits in a total amount of R$122.3 (R$86.2 as of December 31, 2011); and (iv) R$859.7 (R$563.5 as of December 31, 2011) related to other lawsuits.

IPI: The Company discusses administratively the non-ratification of compensation of IPI credits resulting from purchases of exempted goods not taxed, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS in the amount of R$239.0 (R$125.0 as of December, 2011).

IPI Premium Credits: The Company is involved in a judicial dispute related to the alleged undue offsetting of IPI Premium Credits against other federal taxes in a total amount of R$422.0 (R$399.7 as of December 31, 2011). The Company recorded and used these credits based on a final judicial decision.

PIS and COFINS: The Company is involved in administrative proceedings regarding the offsetting of credits against other federal tax debts, in the amount of R$1,386.0 (R$582.9 as of December 31, 2011). The 2012 increase relates to new cases as well as to price index update.

Normative Instruction 86: The Company discusses administratively with Brazilian Internal Revenue Service for a total amount of R$170.0 (R$158.2 as of December 31, 2011) related to an isolated fine as a result of alleged non-compliance on the delivery of 2003-2005 magnetic files to the tax authorities.

Social Security Taxes: The Company is involved in disputes related to social security taxes allegedly due on payments to service providers as well as jointly responsible with civil construction service providers and others in a total amount of R$163.9 (R$185.3 as of December 31, 2011).

Other Contingencies: The Company is involved in other tax contingencies including rural activity, transfer price, social contribution tax basis and other natures, totaling R$170.4 (R$151.0 as of December 31, 2011).

Additionally, the Company’s management judged proper to disclose information related to the lawsuit in which it was included as co-responsible in a debt from Huaine Participações Ltda (former holding of Perdigão). In this lawsuit it is being discussed the inclusion of the Company in the liability from the tax execution in the amount of R$584.4 (R$572.2 as of December 31, 2011). On February 16, 2012, the Company received a favorable decision from the Superior Court, in which it was determined the matter to be judged again by the lower court. The Company’s legal advisors classified the risk of losses as remote.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.  SHAREHOLDERS’ EQUITY

26.1.    Capital stock

On December 31, 2012 and December 31, 2011, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), which is composed of 872,473,246 book-entry shares of common stock without par value. The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92.9.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common shares, in book-entry form, and without par value.

26.2.    Breakdown of capital stock by nature

	12.31.12	12.31.11	12.31.10
Common shares	872,473,246	872,473,246	872,473,246
Treasury shares	(2,399,335)	(3,019,442)	(781,172)
Outstanding shares	870,073,911	869,453,804	871,692,074

26.3.    Rollforward of outstanding shares

	Quantity of outstanding of shares
	12.31.12	12.31.11	12.31.10
Shares at the beggining of the year	869,453,804	871,692,074	870,021,066
Purchase of shares	-	(2,630,100)	-
Sale of treasury shares	620,107	391,830	1,671,008
Shares at the end of the year	870,073,911	869,453,804	871,692,074

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.4.    Shareholders’ remuneration

	12.31.12	12.31.11	12.31.10
Net profit	813.2	1,367.4	804.1
Legal reserve (5%)	(40.7)	(68.4)	(40.2)
Dividends calculation base	772.5	1,299.0	763.9

Shareholdres' remunaration in the form of interest on shareholders' equity:
Paid on August 15, 2012 (net profit tax in the amount of R$9.1)	90.9	-	-
Paid on February 15, 2013 (net profit tax in the amount of R$15.7)	159.0	-	-
Paid concerning the financial year 2011 (net profit tax in the amount of R$54.5)	-	577.6	-
Paid concerning the financial year 2010 (net profit tax in the amount of R$17.6)	-	-	244.9
Total of shareholders' equity	249.9	577.6	244.9
Percentage of calculation base	32.35%	44.46%	32.06%

Earnings paid per share	0.31578	0.72705	0.30166

26.5.    Profit distribution

	Limit on capital %	Income appropriation			Reserve balances
		12.31.12	12.31.11	12.31.10	12.31.12	12.31.11	12.31.10
Adjustment to CPCs/IFRS	-	-	-	186.1	-	-	-
Gain actuarial FAF	-	37.8	39.6	18.5	-	-	-
Interest on shareholdes' equity	-	274.7	632.1	262.5	-	-	-
Legal reserve	20	40.7	68.4	40.2	220.3	179.6	111.2
Capital increase reserve	20	155.1	265.6	119.9	700.9	545.8	280.2
Reserve for expansion	80	237.5	305.3	176.9	1,216.1	978.6	673.3
Reserve for tax incentives	-	67.4	56.4	-	123.8	56.4	-
		813.2	1,367.4	804.1	2,261.1	1,760.4	1,064.7

Legal reserve: Five percent (5%) of net profit of each fiscal year as specified in article 193 of Law No 6,404/76, modified by Law  No 11,638/07, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2012, this reserve corresponds to 1.77% of capital stock (1.44% as of December 31, 2011).

Reserve for capital increase: Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2012, this reserve corresponds to 5.62% of capital stock (4.38% as of December 31, 2011).

Reserve for expansion: Up to 50% (fifty per cent) for the constitution of the reserve for expansion. This reserve should not exceed 80% (eighty per cent) of the capital stock. On December 31, 2012, the balance of this reserve correspond to 9.76% of the capital stock (7.85% as of December 31, 2011).

Reserve for tax incentives: Constituted as specified in article 195-A of the Law No 6,404/1976, modified by Law  No 11,638/07, based on the amounts of government grants for investment.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.6.    Treasury shares

The Company has 2,399,335 shares in treasury, at a average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share with a market value of R$100.7. The reduction of 620,107 in the number of the treasury shares occurred due to beneficiaries exercised their options.

26.7.    Breakdown of the capital by owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Fiscal Council is presented below (unaudited):

	12.31.12		12.31.11		12.31.10
Shareholders	Quantity	%	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobrás de Seguridade Social - Petros (1)	106,616,230	12.22	89,866,382	10.30	87,560,126	10.04
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,355,822	12.19	111,364,918	12.77	110,846,320	12.70
Tarpon	69,988,490	8.02	69,988,490	8.02	61,106,290	7.00
BlackRock, Inc	44,776,961	5.13	-	-	-	-
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	22,167,625	2.54	23,629,690	2.71	25,828,036	2.96
Fundação Sistel de Seguridade Social (1)	10,396,048	1.19	11,725,832	1.34	13,127,812	1.50
FPRV1 Sabiá FIM Previdenciário	3,474,904	0.40	3,474,904	0.40	7,205,204	0.83
Management
Board of Directors	9,564,898	1.10	9,721,600	1.11	14,313,032	1.64
Executives	152,755	0.02	100,932	0.01	646	-
Treasury shares	2,399,335	0.28	3,019,442	0.35	781,172	0.09
Other	496,580,178	56.91	549,581,056	62.99	551,704,608	63.24
	872,473,246	100.00	872,473,246	100.00	872,473,246	100.00

(1)     The pension funds are controlled by employees that participate in the respective companies.

The shareholding position of the shareholders holding more than 5% of the voting capital is presented below (unaudited):

	12.31.12		12.31.11		12.31.10
Shareholders	Quantity	%	Quantity	%	Quantity	%
Fundação Petrobrás de Seguridade Social - Petros (1)	106,616,230	12.22	89,866,382	10.30	87,560,126	10.04
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,355,822	12.19	111,364,918	12.76	110,846,320	12.70
Tarpon	69,988,490	8.02	69,988,490	8.02	61,106,290	7.00
BlackRock, Inc	44,776,961	5.13	-	-	-	-
	327,737,503	37.56	271,219,790	31.08	259,512,736	29.74
Other	544,735,743	62.44	601,253,456	68.92	612,960,510	70.26
	872,473,246	100.00	872,473,246	100.00	872,473,246	100.00

(1)     The pension funds are controlled by employees that participate in the respective companies.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.  GOVERNMENT GRANTS

27.1 Grants for investment through tax benefits

The Company has tax benefits related to ICMS for investments granted by the governments of States of Goiás, Pernambuco, Mato Grosso and Bahia.  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states, being accounted for as a reserve for tax incentives in the shareholders’ equity.

On December 31, 2012, this incentive totaled R$67.4, which was recorded in the reserve for tax incentives.

The total amount of these tax benefits is related to the following state programs:

•        State of Bahia Industrial and Economic Integration Development Program (“DESENVOLVE”): this program aims to promote and diversify the industrial and agricultural activity, with the formation of high density industrial areas in the economic regions and integration of productive chains that are essential to the economic and social development as well as job and income generation in the state. The total amount of incentive recognized in the statement of income was R$3.7 (R$3.9 as of December 31, 2011).

•        State of Pernambuco Development Program (“PRODEPE”): this program intends to attract and promote investments in industrial activity and wholesale trade of Pernambuco, by granting tax and financial incentives, becoming effective in accordance to the current legislation. The total amount of this incentive was R$11.6 (R$42.5 as of December 31, 2011).

•        State of Mato Grosso Industrial and Commercial Development Program (“PRODEIC”): the program has purpose of leveraging the development of economic activities defined as strategic and designated to the priority production of goods and services in the State, considering social and environmental aspects, in order to improve  the Human Development Index (“IDH”) and the social welfare. The total amount of this incentive was R$24.7 (R$32.8 as of December 31, 2011).

•        State of Goiás Participation and Development for Industrialization Fund (“FOMENTAR”): this program intends to stimulate the implementation and expansion of industrial enterprises that promote the industrial development in the State. The total amount of this incentive was R$12.2 (R$18.2 as of December 31, 2011).

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.2 Grants related to government assistance

The Company recognized the benefits from the Special Credit for Investments (“CEI”) granted by the State of Goiás, applied to the implementation of an agro-industrial complex for heavy poultry meat, proportional to the execution of the correspondent project. This special credit, which totaled R$15.3 on December 31, 2012 (R$7.4 on December 31, 2011), refers to 40% of the total estimated amount of fixed investments that were made by the Company.

28.  EARNINGS PER SHARE

	12.31.12	12.31.11	12.31.10
Basic numerator:
Net profit for the year attributable to BRF shareholders	813.2	1,367.4	804.1

Basic denominator:
Shares of common stock	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	869,534,940	870,507,468	870,887,093
Net earnings per share - basic - R$	0.93524	1.57082	0.92330

Diluted numerator:
Net profit for the year attributable to BRF shareholders	813.2	1,367.4	804.1

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury shares)	869,534,940	870,507,468	870,887,093
Number of potential shares (stock options)	168,666	38,768	2,078,063
Weighted average number of outstanding shares - diluted	869,703,606	870,546,236	872,965,156
Net earnings per share - diluted - R$	0.93506	1.57070	0.92110

On December 31, 2012, from the total of 6,617,581 outstanding options granted to the Company’s executives (4,277,946 as of December 31, 2011), 3,530,461 options (2,928,905 as of December 31, 2011) were not considered in the calculation of the diluted earnings per share due to the fact that the strike price (R$36.03) was higher than the average market price of the common shares during the period (R$33.98). The variation in the stock options granted refers to the increase in the number of employees eligible to the plan to 249 as of December 31, 2012 (55 as of December 31, 2011).

29.  RELATED PARTIES

During the Company’s operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loans agreed on normal conditions of market for similar transactions, based on contract.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

29.1.    Transactions and balances

All companies presented in note 1.1 are controlled by BRF, except for UP! Alimentos Ltda, Nutrifont Alimentos S.A. and rising Start Food Company Ltd. which are jointly-controlled subsidiaries.

The Company entered into loan agreements with Instituto Perdigão de Sustentabilidade. On December 31, 2012, the total receivable is R$9.0 (R$6.6 as of December 31, 2011), being remunerated at interest rate of 12.0% p.a.

In order to ensure the maintenance of biodigesters required to obtain licenses in certain plants of the Company, the management chose to purchase these assets from Instituto Sadia de Sustentabilidade for R$57.9 with a corresponding entry in other accounts payable.

The Company also recorded a liability in the amount of R$16.0 related to the fair value of the guarantees offered by BNDES concerning a loan made by the Instituto Sadia de Sustentabilidade.

The Company entered into loans agreement with its subsidiaries. Below is a summary of the balances and rates charged for the transactions in excess of R$10.0 on the date of closing of these consolidated financial statements:

Counterparty		Balance	Interest rate
Creditor	Debtor	12.31.12

BFF International Ltd.	Perdigão International Ltd.	878.4	8.0% p.a.
BFF International Ltd.	Wellax Food Comércio	597.4	8.0% p.a.
Sadia Overseas Ltd.	Wellax Food Comércio	512.5	7.0% p.a.
Sadia International Ltd.	Wellax Food Comércio	122.0	LIBOR
BRF GmbH	Plusfood Holland B.V.	103.3	3.0% p.a.
Plusfood Holland B.V.	Plusfood Groep B.V.	79.3	3.0% p.a.
Plusfood Groep B.V.	Plusfood B.V.	62.8	3.0% p.a.
Sadia GmbH	BRF GmbH	45.2	3.0% p.a.
Sadia GmbH	BRF Foods LLC	36.1	7.0% p.a.
Wellax Food Comércio	Sadia GmbH	20.4	1.0% p.a.
Plusfood Groep B.V.	Plusfood Wrexam	16.9	3.0% p.a.
Sadia GmbH	Qualy B.V.	16.2	1.5% p.a.

29.2.    Other Related Parties

The Company leased properties owned by FAF. For the period ended December 31, 2012, the total amount paid as rent was R$ 9.1 (R$11.5 on December 31, 2011). The amount of rent is set based on market rates.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

29.3.    Granted guarantees

All granted guarantees on behalf of related parties were disclosed in note 19.7.

29.4.    Management remuneration

The management key personnel includes the directors and officers, members of the executive committee and the head of internal audit. On December 31, 2012, there were 25 professionals in the Company (27 professionals as of December 31, 2011).

The total remuneration and benefits paid to these professionals are demonstrated below:

	12.31.12	12.31.11	12.31.10
Salary and profit sharing	36.4	37.1	41.0
Short term benefits of employees (1)	1.3	1.5	1.5
Post-employment benefits	0.1	1.1	0.2
Termination benefits	0.9	2.1	3.2
Stock-based payment	7.8	5.7	1.2
	46.5	47.5	47.1

(1)     Comprises:  Medical assistance, educational expenses and others.

The value of the profit sharing in the results paid to each director in any period is related especially to the net profit of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend. The members of the Board of Directors and Fiscal Council have no employment relationship with the Company and do not provide services of any kind.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

30.  NET SALES

	12.31.12	12.31.11	12.31.10
Gross sales
Domestic sales	15,175.3	14,299.5	12,628.2
Foreign sales	11,977.6	10,363.7	9,229.5
Dairy products	3,206.8	2,999.2	2,731.7
Food service	1,775.9	1,698.3	1,444.0
	32,135.6	29,360.7	26,033.4

Sales deductions
Domestic sales	(2,556.5)	(2,669.5)	(2,450.8)
Foreign sales	(351.6)	(270.5)	(244.3)
Dairy products	(492.7)	(460.5)	(420.3)
Food service	(217.4)	(253.9)	(236.8)
	(3,618.2)	(3,654.4)	(3,352.2)

Net sales
Domestic sales	12,618.8	11,630.0	10,177.4
Foreign sales	11,626.0	10,093.1	8,985.2
Dairy products	2,714.1	2,538.8	2,311.5
Food service	1,558.5	1,444.3	1,207.2
	28,517.4	25,706.2	22,681.3

31.  RESEARCH AND DEVELOPMENT COSTS

Consists of expenditures on internal research and development of new products, recognized when incurred in the statement of income. The total expenditure on research and development in the fiscal year ended December 31, 2012, is R$33.1 (R$24.2 as of December 31, 2011 and R$ 20.7 as of December 31, 2010).

32.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	12.31.12	12.31.11	12.31.10
Salaries and social charges	2,842.4	2,490.4	2,221.8
Social security cost	725.2	642.8	532.3
Government severance indemnity fund for employees, guarantee fund for length of service	203.1	177.9	148.1
Medical assistance and ambulatory care	118.2	101.4	125.2
Retirement supplementary plan	15.3	13.1	12.6
Employees profit sharing	111.4	222.3	128.7
Other benefits	560.8	519.9	354.6
Provision for labor risks	141.1	87.9	85.9
	4,717.5	4,255.7	3,609.2

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

33.  OTHER OPERATING INCOME (EXPENSES), NET

	12.31.12	12.31.11	12.31.10
Income
Gains on the disposals of property, plant and equipment	-	23.2	-
Insurance indemnity	18.0	46.9	9.0
Employees benefits	49.9	51.9	31.9
Recovery of expenses	18.7	84.9	35.3
Provision reversal	45.9	118.7	-
Gain on the transfer of Carambeí plant (1)	48.8	-	-
Other	20.3	17.5	31.3
	201.6	343.1	107.5

Expenses
Losses on the disposals of property, plant and equipment	(15.2)	-	(26.3)
Idleness costs (2)	(93.8)	(102.7)	(144.3)
Insurance claims costs	(39.0)	(56.8)	(8.5)
Employees profit sharing	(111.4)	(219.5)	(128.7)
Stock options plan	(23.0)	(15.8)	(4.8)
Management profit sharing	(7.0)	(15.9)	(9.1)
Canceled projects	-	-	(3.1)
Contractual agreements	-	(9.8)	(26.5)
Other employees benefits	(41.7)	(26.9)	(46.0)
Provision for tax risks	(24.5)	(216.7)	(73.9)
Provision for civil/labor risks	(41.2)	(18.0)	-
Loss on the execution of TCD	(108.9)	-	-
Other	(77.0)	(63.7)	(30.2)
	(582.7)	(745.8)	(501.4)
	(381.1)	(402.7)	(393.9)

(1)     See note 1.2.

(2)     Idleness cost includes depreciation expense in the amount of R$33.8, R$36.8 and R$48.1 for the years ended December 31, 2012,  December 31, 2011 and December 31, 2010,  respectively.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

34.  FINANCIAL INCOME (EXPENSES), NET

	12.31.12	12.31.11	12.31.10
Financial income
Interest on marketable securities	12.6	37.1	16.6
Exchange rate variation on marketable securities	2.1	18.7	31.3
Interest on other assets	159.5	49.8	52.5
Exchange rate variation on other assets	87.5	50.5	62.0
Interests on financial assets classified as:	75.1	143.3	164.5
Available for sale	14.8	54.0	32.1
Held for trading	38.2	72.9	112.1
Held to maturity	22.1	16.4	20.3
Gains on derivative transactions	-	-	24.5
Interest income on loans to related parties	0.9	-	-
Gains on the translation of foreign investments	604.3	431.7	64.0
Adjustment to present value	12.7	5.2	85.7
Exchange rate variation on loans and financing	-	16.4	70.8
Exchange rate variation on other liabilities	-	46.1	218.8
Financial income from the acquisition of raw materials	-	-	3.8
Amortization of fair value of other	-	-	23.2
Other	31.2	47.0	62.5
	985.9	845.8	880.2

Financial expenses
Interest on loans and financing	(502.9)	(456.8)	(509.8)
Exchange rate variation on loans and financing	(94.2)	(14.9)	(127.4)
Interest on other liabilities	(59.7)	(18.5)	(25.7)
Exchange rate variation on other liabilities	(371.2)	(453.9)	(155.9)
Financial expenses from the acquisition of raw materials	(24.3)	(6.4)	(27.5)
Losses on derivative transactions	(21.2)	(82.5)	(83.2)
Losses on the translation of foreing investments	(420.7)	(219.8)	(160.2)
Adjustment to present value	-	(2.9)	(110.2)
Exchange rate variation on marketable securities	-	-	(37.6)
Exchange rate variation on other assets	-	-	(50.8)
Other	(62.3)	(69.6)	(75.0)
	(1,556.5)	(1,325.3)	(1,363.3)
	(570.6)	(479.5)	(483.1)

F-113

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

35.  STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	12.31.12	12.31.11	12.31.10
Costs of sales
Costs of goods	(15,917.8)	(13,773.3)	(12,392.6)
Depreciation	(844.6)	(755.4)	(666.1)
Amortization	(11.7)	(47.5)	(17.5)
Salaries and employees benefits	(3,197.0)	(2,837.5)	(2,162.9)
Other	(2,092.5)	(1,633.3)	(1,712.1)
	(22,063.6)	(19,047.0)	(16,951.2)

Sales expenses
Depreciation	(34.3)	(26.0)	(21.0)
Amortization	(1.2)	(6.5)	(17.0)
Salaries and employees benefits	(989.0)	(881.7)	(703.7)
Direct logistics expenses	(1,677.0)	(1,428.7)	(1,327.3)
Other	(1,615.8)	(1,494.6)	(1,454.1)
	(4,317.3)	(3,837.5)	(3,523.1)

Administrative expenses
Depreciation	(7.2)	(11.1)	(3.4)
Amortization	(38.3)	(15.4)	(6.9)
Salaries and employees benefits	(278.9)	(226.3)	(139.5)
Fees	(23.8)	(31.3)	(26.9)
Other	(40.7)	(142.8)	(156.2)
	(388.9)	(426.9)	(332.9)

Other operating expenses (1)
Depreciation	(29.4)	(24.4)	(48.1)
Other	(553.3)	(721.4)	(453.3)
	(582.7)	(745.8)	(501.4)

(1)     The composition of other operating expenses is presented in note 33.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

36.  INSURANCE COVERAGE

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity.

		12.31.12
Assets covered	Coverage	Insured amounts	Amount of coverage
Inventories and property, plant and equipment	Fire, lightning, explosion, windstorm, deterioration of refrigerated products, breakdown of machinery, loss of profit and other	26,871.8	2,165.6
Garantee	Judicial, traditional and customer garantees	367.9	367.9
National transport	Road risk and civil liability of cargo carrier	19,109.9	110.3
International transport	Transport risk during imports and exports	10,854.1	129.0
General civil liability for directors and officers	Third party complaints	27,098.0	1,337.9
Credit	Customer default	394.1	366.6

37.  NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

IAS 1 – Presentation of Items of Others Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net profit (for example: realization of the deemed cost) and items that can be further reclassified to the net profit, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19. The change addresses issues related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 27 – Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not prepare separate financial statements and, therefore does not expect any impact on its financial statements .

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

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

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this rule will not impact its financial statements since the investments in jointly-controlled entities are not consolidated.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

38.  SUBSEQUENT EVENTS

38.1.     Acquisition of share equity of Federal Foods Limited (“Federal Foods”)

According to the strategic plan of become a global Company and strengthen its trademarks through local markets, on January 16, 2013, BRF through its subsidiary in Austria, acquired 49% of the share interest equity on Federal Foods. The remaining share equity will be maintained by Al Nowais Investments, the current owner of Federal Foods.

Federal Foods is a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates (“UAE”), and has been a distributor of Sadia’s products for more than 20 years, as well as a distributor of chilled, frozen and dry products from other trademarks and suppliers. Currently, BRF’s products represent approximately 65% of Federal Foods’ net revenues.

The total investment for the acquisition of 49% of Federal Foods share equity was US$37.1.

BRF – Brasil Foods S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

38.2      Supplementary distribution of dividends

In the Extraordinary Meeting, on February 21, 2013, the Company’s Board of Directors approved a supplementary distribution of dividends in the amount of R$45.3.

39.  APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and its disclosure authorized by the Board of Directors on April 4, 2013.

EXHIBIT INDEX

Exhibit Number	Description
1.01	Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary meeting of the shareholders of BRF – Brasil Foods S.A. on December 18, 2012.
2.01

Form of Deposit Agreement among Perdigão S.A., The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 2, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File No. 333-177676).

2.02	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File 333-177676).
4.01	Purchase Option Plan or Application for Shares (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).
4.02	Stock Options Program (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer on Form 6-K/A, filed March 24, 2010, SEC File No. 001-15148).
4.03*

Performance Commitment Agreement (Termo de Compromisso de Desempenho), dated July 18, 2011, between BRF – Brasil Foods S.A. and the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed October 24, 2012, SEC File No. 001-15148).

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

*      Portions of the Performance Commitment Agreement were omitted pursuant to a request for confidential treatment, which was granted by the Commission.

**    This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

The total amount of long-term debt of the Company authorized under any instrument does not exceed 10.0% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC any instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.