Form 20-F
period 2013-12-31
BRF S.A.
filed 2014-03-31
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15148

BRF  S.A.

(Exact Name of Registrant as Specified in its Charter)
N/A

(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation or Organization)

1400 R. Hungria, 5th Floor –
Jd. América-01455000-São Paulo – SP, Brazil
(Address of principal executive offices)

Augusto Ribeiro Junior, Chief Financial Officer and Investor Relations Officer
Tel. 011-5511-2322-5003, Fax 011-5511-232257400
1400 R. Hungria, 5th Floor –
Jd. América-01455000-São Paulo – SP, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on
Common Shares, no par value per share, each represented by American Depositary Shares	which Registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2013	872,473,246 shares of common stock

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

Yes ☐    No ☒

PART I
INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF ” are references to BRF  S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” or “our” or “our company” are references to BRF, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.  Sadia S.A. (“Sadia”), formerly our wholly owned subsidiary, was incorporated by BRF on December 31, 2012.

We have made rounding adjustments to reach some of the figures included herein.  As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over five thousand SKUs. We are the holder of brands such as Sadia, Perdigão, Batavo, Elegê, Qualy, Chester, Perdix and Paty.

BRF was created from the merger of Perdigão and Sadia, whose consolidation was announced in 2009 and completed in 2012, and operates in the frozen meat (poultry and pork), processed meat foods, dairy, margarine, pasta, pizza and frozen vegetable markets. BRF is responsible for 20% of the world trade in poultry.

With 49 plants in all regions of Brazil, BRF has among its main assets a distribution capacity that enables its products to reach consumers in 98% of the Brazilian territory through 500,000 monthly deliveries and 30 distribution centers, 27 in the domestic market and 3 in our export markets. In Argentina, we are the leading producer, distributor and seller in margarines (with a market share of approximately 56.6% from December 2012 to December 2013) and hamburgers (with a market share of approximately 54.5% from December 2012 to December 2013) and hold the second market position in sauces (market share of approximately 9.9%  from December 2012 to December 2013), according to CCR.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries and is building a factory in Abu Dhabi, United Arab Emirates, scheduled to start operations in the first half of 2014. We maintain 22 sales offices outside of Brazil serving customers of more than 110 countries on five continents. We have nine industrial units in Argentina and two in Europe (England and Holland, through Plusfood), as well as a joint venture with Dah Chong Hong Limited (DCH), which is our vehicle for distribution in retail and food services in the Chinese market.

BRF has been a public company since 1980. Our shares have been listed on the Novo Mercado of BM&FBovespa (the “BM&FBOVESPA” or the “São Paulo Stock Exchange”) as BRFS3 for eight years and is also traded on the New York Stock Exchange (NYSE - ADR level III). Since 2005, BRF has been part of BM&FBovespa’s Corporate Sustainability Index (ISE) portfolio in acknowledgement of its strong commitment to sustainable development. This commitment has been reinforced and internationally recognized since 2012, upon our entrance into the portfolio of Emerging Markets of Dow Jones Sustainability Index.

A breakdown of our products is as follows:

•         Meat products:

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

•         Other processed products:

•         frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies

•         juices, soy milk and soy juices

•         margarine

•         mayonnaise, mustard and ketchup

•         Dairy products:

•         milk (UHT and pasteurized)

•         dairy products, such as cheeses, powdered milk and yogurts

•         Other:

•         soy meal and refined soy flour, as well as animal feed.

•         Net revenue totaled R$ 30.5 billion and consolidated net income was R$ 1.1 billion. Equity as of to December 31, 2013 totaled R$ 14.7 billion.

In 2013, we generated 32.0% of our net sales from in natura poultry, 9.3% from in natura pork and in natura beef, 41.0% from processed meat and other processed products, 9.2% from dairy products, 5.2% from food service and 3.3% from other products. Our domestic sales accounted for 56.2% of our total net sales in 2013 and our export markets accounted for the remaining 43.8%.

We are able to reach substantially all of the Brazilian population through a nationwide network of 30 distribution centers.

In the domestic market, we operate 29 meat processing plants, 11 dairy products processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 30 distribution centers (14 owned by BRF and 16 leased by third parties), which serve the domestic market and export markets.

In our export markets, we operate six meat processing plants, one margarine and oil processing plant, one sauce and mayonnaise processing plant, one pasta and pastries processing plant, one frozen vegetables processing plant and one cheese processing plant. We have 15 distribution centers located overseas, as well as commercial offices in the United Kingdom, Italy, Austria, Hungary, Japan, the Netherlands, Russia, Singapore, Portugal, France, Germany, Turkey, the United Arab Emirates, the Cayman Islands, China, South Africa, Nigeria, Venezuela, Uruguay and Chile.

In 2012, a migration of units to Marfrig was completed, when entered into a Performance Commitment Agreement (Termo de Compromisso e Desempenho, or “TCD”) with the Administrative Council for Economic Defense (Conselho Administração de Defesa Economia, or “CADE”) to approve a merger between Sadia and Perdigão. For further detail, see “Item 4: Information on the Company – History and Development of the Company – Agreement with Marfrig.”

In 2013, we implemented several organizational changes to our corporate structure. A new Board of Directors was elected, there was a reorganization of officers and a matrix structure was adopted. BRF now has a global CEO, a Brazil CEO and an international CEO. A Vice President for Marketing and Innovation was also created to support the new operating model, which is consumer, customer and market-oriented, offering new products with latest technology.

Our new strategic plan, BRF-17, was structured as a landmark that defines our business plan and direction, focused on optimizing decision-making processes and accelerating the realization of synergies. Moreover, on November 1, 2013 we entered into an agreement to allocate our cattle operations to Minerva S.A., in exchange for 29 million common shares, a 16.8% equity interest (subject to unconditional approval by CADE).

Our Industry

We manage our business to target both the domestic market and the international export markets.

Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population.  As of  July 2013, Brazil had an estimated population of 201 million inhabitants, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.”  The forecasts of the Central Bank (Banco Central do Brasil, or the “Central Bank”) estimate that the Brazilian gross domestic product, or ‘‘GDP,’’ will decrease 3.0% in real terms compared to 2012.  The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the IBGE, was 6.50% in 2011, 5.84% in 2012 and 5.91% in 2013, continuing a trend of relatively high rates of inflation, since the Central Bank’s target is approximately 4.5%.  The Brazilian government has implemented fiscal and monetary policies in order to keep inflation within its target range by, for example, controlling oil prices, reducing the energy price for consumers and providing fiscal incentives to the automotive and electronics sectors.

Brazil is one of the largest consumers of meat, with per capita meat consumption of 98.6 kilograms in 2013, including beef, broiler chicken and pork, according to the USDA.  Demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil.  The overall trend towards improving economic conditions and the increased purchasing power of Brazil’s fast-growing middle class has generally supported increased demand in recent years for processed food products, as well as fresh and frozen poultry and pork products.  Although Brazilian inflation is relatively high, domestic consumption of meat is increasing given the low level of unemployment in the country. According to IBGE, unemployment in November 2011 was 5.2%, in November 2012 it was 4.9% and in November 2013 it was 4.6%, the lowest in the history.

According to the USDA, Brazil is the world’s sixth largest producer of liquid milk, with 32.4 million tons of milk produced in 2013, and the seventh largest consumer in the world.

Export Markets

Despite market volatility caused by concerns over Europe’s sovereign debt crisis and the slow recovery of the U.S. economy, global trade in pork and beef products has improved since 2010.  Higher urbanization rates and income levels, combined with population growth, have improved global consumption, primarily emerging markets.

The volume of beef exports increased 19% in 2013 to 1.49 million tons, an increase of 244.4 thousand tons over 2012, according to data from the Brazilian Beef Exporters Association (Associação Brasileira das Indústrias Exportadoras de Carnes) or “ABIEC.” A major increase was noticed in in natura meat. Russia, Hong Kong and Venezuela were the main countries that contributed to the strong performance of beef exports.  In terms of net sales (in U.S.$), beef exports increased 14% in 2013.

Total pork exports decreased 11% in 2013, according to the Brazilian Association of Pork Producers and Exporters (Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína) or “ABIPECS.” Russia, Hong Kong and Ukraine remained the main destinations of Brazilian exports. In Ukraine, however, there was a 51% decrease in shipments due to banishments imposed throughout the year. The average price of pork exports (in U.S. dollars) increased 2% but our foreign sales reflecting pork exports decreased 9% in 2013 due to a decrease in volume.

Brazilian chicken exports decreased 0.7% in 2013 to 3.89 million tons, according to the Brazilian Association of Chicken Exporters (União Brasileira de Avicultura) or “UBABEF.” Saudi Arabia, Japan and Hong Kong were the major importing countries and all had an increase in import volume. The decrease was largely due to lower sales to other countries such as Egypt, China, Iran and Iraq. The average price (in U.S. dollars) was 4% higher than in 2012, which contributed to a corresponding revenue increase of 3.4%.

We believe global meat consumption will increase over time, particularly with respect to pork meat and chicken meat. According to the “OECD – FAO Agricultural Outlook 2013,” developing countries are expected to be responsible for a growth in demand, driven by several factors: a growing population with concentration in large urban centers, increased income and a consequent expansion of middle classes, as well as a dietary change from basic staples and grains to higher protein foods, including meats and dairy products. The report also forecasts that the leading source of  meat production growth will be developing countries, and therefore an increase in the export volumes of these countries is also projected. In this sense, Brazil will maintain its leadership position as one of the largest global meat producers and exporters and hence over time will access new international markets.

For example, in June 2013 Japan opened its market to Brazilian in natura pork meat. Brazil is the world’s largest pork importer, and we believe the access to Japanese market represents a great opportunity for Brazilian producers and exporters. Moreover, we believe Japanese acceptance reinforces the quality of Brazilian products and may encourage other countries to also open their markets to Brazilian pork in the future, such as South Korea and the United States. In addition, after having its poultry industry seriously damaged by avian influenza, Mexico opened its market to Brazilian in natura poultry meat. The first exports happened in August 2013. Markets that are already open, like the Chinese market for pork and chicken, are expected to expand the number of production units they authorize for import, which is expected to contribute positively to Brazilian exports. In mid-2013 the European Union suspended the subsidies granted on whole-chicken exports, which should benefit Brazilian exporters especially in the Middle East region. These expected increases should support Brazilian exports and production, as Brazilian companies continue to become established in these markets.

On the other hand, some large chicken meat importers are increasing their local production to minimize import dependency, such as Russia and Ukraine, as well as searching for new suppliers, such as Thailand, which can be a threat for Brazilian exports. After Europe reopened its market for Thai in natura chicken meat in 2012, Singapore and Japan did the same in 2013. Other countries may follow, especially South Korea.

Brazil has become a leading participant in export markets for food products on a global basis, due in part to its natural advantages (like soil, water, and climate), competitive input costs and increasing efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our business.

Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry as well as frozen pork and beef cuts. These products are considered commodities and continue to account for a substantial portion of export volumes, although processed food products are gaining new ground in exports.  More recently, Brazilian food companies have begun to expand sales of processed food products.  We anticipate that over the upcoming years, we will sell higher volumes of frozen whole poultry, frozen cut poultry, frozen pork, frozen beef cuts, as well as increasing volumes of processed  products.

Forward-Looking Statements

This Annual Report on Form 20-F contains statements that constitute forward-looking statements.  Those statements appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisition or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iv) health risks related to the food industry, (v) the risk of outbreak of animal diseases (vi) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vii) strong international and domestic competition, (viii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (ix) the declaration or payment of dividends, (x) the direction and future operation of the Company, (xi) the implementation of the Company’s financing strategy and capital expenditure plans, (xii) the factors or trends affecting the Company’s financial condition or results of operations and (xiii) other factors identified or discussed under “Item 3. Key Information––D. Risk Factors.” Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements.  The accompanying information contained in this Annual Report on Form 20-F, including without limitation the other information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences.  The Company undertakes no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

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

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, included herein, prepared in accordance with IFRS.

Our results of operations for 2013, 2012, 2011, 2010 and 2009  include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the years ended December 31, 2013, 2012, 2011 and December 31, 2010.  For more information on the business combination with Sadia, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of reais, except per share and per ADR amounts and share data - Restated)
Statement of Income Data
Net sales	30,521.2	28,517.4	25,706.2	22,681.3	15,905.8
Cost of sales	(22,953.1)	(22,063.6)	(19,047.0)	(16,951.2)	(12,728.9)
Gross profit	7,568.1	6,453.8	6,659.2	5,730.1	3,176.9
Operating income (expenses):
Selling expenses	(4,624.3)	(4,317.3)	(3,837.5)	(3,523.1)	(2,577.1)
General and administrative expenses	(462.1)	(388.9)	(426.9)	(332.9)	(222.2)
Other operating expenses, net	(535.4)	(446.6)	(402.7)	(393.9)	(302.8)
Equity in income of associates and joint ventures	13.3	22.4	9.0	4.4	2.5
Operating income	1,959.6	1,323.4	2,001.1	1,484.6	77.3
Financial expenses	(2,056.6)	(1,556.5)	(1,325.3)	(1,363.3)	(1,262.6)
Financial income	1,309.1	985.9	845.8	880.2	1525.1
Income before taxes	1,212.1	752.8	1,521.6	1,001.5	339.8

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of reais, except per share and per ADR amounts and share data - Restated)
Current	(29.3)	(19.0)	(39.9)	(130.6)	(80.2)
Deferred	(116.0)	43.6	(116.6)	(65.9)	(141.0)
Net profit	1,066.8	777.4	1,365.1	805.0	118.6
Attributable to:
Controlling shareholders	1,062.4	770.0	1,367.4	804.1	123.0
Non-controlling interest	4.4	7.4	(2.3)	0.9	(4.4)
Weighted average shares outstanding at the end of the year – basic (millions) (2)	870,535	869,535	870,507	870,887	604,120
Earnings per share – basic (1)	1.22	0.89	1.57	0.92	0.20
Weighted average shares outstanding at the end of the year – diluted (millions) (2)	871,442	869,704	870,546	875,538	606,145
Earnings per share – diluted	1.22	0.89	1.57	0.92	0.20

(1)   Earnings per share is computed under IFRS based on weighted average shares outstanding over the period.

(2)   Includes common shares represented by ADSs, which are evidenced by ADRs.

(3)   Dividends are calculated based on net income determined in accordance with IFRS and adjusted in accordance with the Brazilian Corporation Law (Law No. 6,404/76, as amended).

	At December 31,
	2013	2012	2011	2010	2009
	(in millions of reais - Restated)
Balance Sheet Data
Assets
Current assets
Cash and cash equivalents	3,127.7	1,930.7	1,366.8	2,310.6	1,898.2
Marketable securities	459.6	621.9	1,372.7	1,032.4	2,345.5
Trade accounts receivable, net	3,338.4	3,131.2	3,207.8	2,565.0	2,140.7
Inventories	3,111.6	3,018.6	2,679.2	2,135.8	2,255.5
Biological assets	1,205.9	1,371.0	1,156.1	900.7	865.5
Recoverable taxes	1,302.9	964.8	907.9	695.9	745.6
Assets held for sale	148.9	22.5	19.0	62.2	47.9
Other financial assets	11.6	33.2	23.5	98.6	27.6
Other current assets	535.9	496.1	390.7	219.5	351.4
Total current assets	13,242.5	11,590.0	11,123.8	10,020.7	10,677.9
Non-current assets
Marketable securities	56.0	74.5	83.4	209.1	676.7
Trade accounts receivable, net	7.8	11.1	2.4	7.0	12.8
Credit notes	353.7	152.3	147.3	93.1	92.6
Recoverable taxes	800.8	1,141.8	744.6	767.4	653.1
Deferred income and social contribution taxes	665.7	718.2	2,628.8	2,487.6	2,426.4
Judicial deposits	478.7	365.3	228.3	234.1	135.9
Biological assets	569.0	428.2	387.4	377.7	391.2
Restricted cash	99.2	93.0	70.0	60.0	49.3
Other non-current assets	413.7	732.1	362.7	163.2	99.9
Investments in associates and joint-ventures	108.0	36.7	20.4	17.5	17.2
Property, plant and equipment, net	10,821.6	10,670.7	9,798.4	9,066.8	8,874.2
Intangibles	4,757.9	4,751.7	4,386.1	4,247.3	4,276.5
Total non-current assets	19,132.1	19,175.5	18,859.7	17,730.8	17,705.8
Total assets	32,374.6	30,765.5	29,983.5	27,751.5	28,383.7

	At December 31,
	2013	2012	2011	2010	2009
	(in millions of reais - Restated)
Liabilities
Current liabilities
Short-term debt	2,696.6	2,440.8	3,452.5	2,227.7	3,200.6
Trade accounts payable	3,674.6	3,381.3	2,681.3	2,059.2	1,905.4
Payroll and related charges	433.5	426.2	434.2	387.4	341.2
Tax payable	253.7	228.0	224.8	210.8	183.6
Interest on shareholders’ equity	336.7	160.0	312.6	193.1	92.6
Employee and management profit sharing	177.1	76.9	224.5	111.3	75.4
Other financial liabilities	357.2	253.4	270.7	82.2	87.1
Provision for tax, civil and labor risks	243.9	173.9	118.5	65.1	91.3
Employee benefits plan	49.0	17.4	––	––	––
Other current liabilities	213.7	323.7	268.7	349.5	382.0
Total current liabilities	8,436.0	7,481.6	7,987.8	5,686.2	6,359.2
Non-current liabilities
Long-term debt	7,484.6	7,077.6	4,601.1	4,975.2	5,853.5
Tax payable	19.5	13.5	29.5	64.2	6.0
Provision for tax, civil and labor risks	775.4	760.9	835.2	981.8	940.3
Deferred income and social contribution taxes	20.6	27.8	1,791.9	1,635.7	1,456.4
Pension and other post-employment plans	242.2	266.5	266.0	274.5	249.7
Other non-current liabilities	700.1	548.4	362.0	497.2	522.9
Total non-current liabilities	9,242.4	8,694.7	7,885.7	8,428.6	9,028.8
Shareholders’ equity
Capital	12,460.5	12,460.5	12,460.5	12,460.5	12,461.8
Capital reserves	113.8	69.9	76.3	69.4	62.8
Income reserves	2,511.9	2,274.2	1,760.4	1,064.7	541.5
Treasury shares	(77.4)	(51.9)	(65.3)	(0.7)	(27.6)
Other comprehensive loss	(353.7)	(201.0)	(161.4)	35.2	(47.5)
Equity attributed to interest of controlling shareholders	14,655.1	14,551.7	14,070.5	13,629.1	12,991.0
Equity attributed to non-controlling interest	41.1	37.5	39.5	7.6	4.7
Total shareholders’ equity	14,696.2	14,589.2	14,110.0	13,636.7	12,995.7
Total liabilities and shareholders’ equity	32,374.6	30,765.5	29,983.5	27,751.5	28,383.7

	2013	2012	2011	2010	2009
Operating Data
Poultry slaughtered (million heads per year)	1,795.9	1,792.4	1,756.4	1,623.2	1,162.9
Pork/beef slaughtered (thousand heads per year)	9,744.1	10,874.1	10,847.9	10,563.4	7,718.7
Total sales of meat and other processed products (thousand tons per year)	4,586.9	4,809.0	4,641.0	4,588.0	4,176.4
Total sales of dairy products (thousand tons per year)	899.3	1,063.0	1,071.0	1,078.0	1,054.0
Milk collected from producers (millions of liters)	1,377.3	1,537.5	1,523.8	1,499.2	1,396.5
Employees (at year end)	110,138	113,992	119,167	113,781	113,912

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2010	1.8811	1.6554	1.7596	1.6662
2011	1.9016	1.6345	1.6746	1.8758
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4457	1.9528	2.1605	2.3426
2014 (through March 20)	2.4397	2.3094	2.3740	3.3420

	Reais per U.S. Dollar
Month	High	Low
October 2013	2.2123	2.1611
November 2013	2.3362	2.2426
December 2013	2.3817	2.3102
January 2014	2.4397	2.3335
February 2014	2.4238	2.3334
March 2014 (through March 20)	2.3649	2.3094

Source: Central Bank.

The exchange rate on March 20, 2014 was U.S.$1.00 per R$2.3420.

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

These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations, a particular concern given the recent significant depreciation of the Brazilian real  against the U.S. dollar.  Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil.  We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected. Natural disasters, pandemics or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well as fires, such as a recent one we experienced at our plant in Toledo that required the temporary re-allocation of plant functions to other facilities, could impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems, among other issues.

Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability.  We are not able to mitigate these risks by entering into long-term contracts with our customers and most of suppliers because such contracts are not customary in our industry.  In 2013, the average corn price in Brazil was 11.2% lower than the average corn price in 2012, and prices were considerably lower throughout the year.  For example, corn prices in December 2013 were 23.8% lower than in December 2012.  In 2013, the average soybean meal price in Brazil was 3.7% higher than the average price in 2012, and comparing December 2012 to December 2013, soybean meal prices in Brazil were up by 10.6%.  The effect of decreases or increases in the price of raw materials on our gross margin is greater for our products that are similar to commodities in nature, rather than our value-added products. They are also affected by political and market conditions in the regions where suppliers are located.

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

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category.  We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products) but any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Recent and future acquisitions may divert management resources or prove to be disruptive to our company.

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

In recent years, the size of our acquisitions has increased, which has increased the magnitude of the challenges described above. In 2009, we completed our business combination with Sadia, which was approved by the CADE in 2011. Since the Sadia transaction, we have continued to grow through acquisitions, in line with our strategy to increase the internationalization of the company. In 2011, we acquired two Argentine companies, Avex, a poultry producer, and Flora Dánica, a margarine producer and distributor, for R$188.3 million, and we acquired the remaining one-third of Avex in December 2012. In September 2011, we announced that we had exercised an option to purchase the industrial unit of Coopercampos located in the city of Campos Novos in the State of Santa Catarina, and we have invested a total amount of R$154.5 million in this project. In November 2011, we also acquired a Brazilian company named Heloísa Indústria e Comércio de Produtos Lácteos Ltda. for cash consideration of R$55.0 million (and total consideration, including assumption of indebtedness, of R$122.5 million), as a part of our strategy to increase our operations in the dairy business.  In June 2012, we acquired a 90.05% interest in Quickfood, an Argentine company, as part of our transaction with Marfrig.  We also acquired a 49% stake in Federal Foods Limited, a company headquartered in Abu Dhabi, United Arab Emirates, in January 2013 for U.S.$37.1 million.  We may not realize the benefits of the acquisitions we undertake, in the timeframe we anticipate or at all, because of integration or other challenges.

In addition, on May 7, 2013, BRF undertook to sell and JBS undertook to acquire the Ana Rech Industrial Unit located in the state of Rio Grande do Sul (pork processing plant and poultry farms), the biological assets (live animals) and the real estate located at Granja André da Rocha, in the municipality of Nova Prata, in the state of Rio Grande do Sul.

On November 1, 2013, BRF and Minerva S.A. entered into an investment agreement that lays out the terms and conditions of an operation through which BRF will allocate its beef slaughtering plants in Várzea Grande and Mirassol, as well as the BRF employees involved in these activities, to a closed capital company that will be incorporated within Minerva, in return for equity in Minerva. Closing is subject to unconditional approval by CADE. For more details on these and other transactions, see “—2013 Acquisitions, Joint Ventures and Other Investments.”

We may be unable to realize synergies and efficiency gains from our recent acquisitions. In addition, we may be unable to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy and BRF 17 guidelines, successfully or at favorable valuations, or to effectively integrate these acquisitions with our current businesses. Any future acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions may results in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.

We may not be able to fully execute our business strategy.

Our ability to implement our business strategy depends on a number of factors, including our ability to:

•         Maximize operating efficiencies through economies of scale and synergies;

•         Identify and negotiate favorable terms for future acquisitions, joint ventures and divestitures;

•         Continue to expand and gain market share in new export markets; and

•         Implement our BRF 17 business strategy.

Our BRF 17 Strategic Plan is an important pillar of our growth strategy. It is guided by eleven key principles, demonstrating the cycle change and guiding our strategic planning. These include building a strong and unique culture, an orientation towards customers and clients, robust and flexible medium-term value chain planning, and ensuring service levels are a true element of differentiation from competitors, among others.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions such as the recent global economic crisis, which resulted in increased volatility in our markets and contributed to net losses in the fourth quarter of 2008 and in the first half of 2009. Although Brazilian and global economic conditions generally improved in 2010, the European sovereign debt crisis led to a significant slowdown in economic activity in Europe in 2011, increasing unemployment rates and decreasing meat consumption.  After the challenging scenario in 2012, when exports of Brazilian chicken to Europe and certain areas of the Middle East continued to decline and oversupply in certain other markets undermined our profitability, we say gradual recovery on these issues in 2013, especially in markets such as Japan and the Middle East. Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease.  We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of poultry, avian influenza  and Newcastle disease; (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease and A(H1N1) influenza (discussed below); and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, or “BSE,” known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products.  Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, which may result in the destruction of some or all of these animals. Our poultry business in Brazilian and export markets could also be negatively affected by avian influenza.

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

Since 2003, there have been over 648 confirmed human cases of avian influenza and over 384 deaths, according to the World Health Organization, or “WHO,” and the Food and Agriculture Organization, or “FAO.” Various countries in Asia, the Middle East and Africa reported human cases in the past five years, and several countries in Europe reported cases of avian influenza in birds.  More recently, between March 31, 2013 and May 2, 2013, there have been at least 128 laboratory-confirmed cases of human infection with avian influenza A (H7N9), a variation of the avian influenza virus, including 26 deaths in China and Taiwan, according to the WHO. In addition, in Mexico the H7N3 virus has caused serious damage to the local poultry industry. From January to August 2013, OIE reported 64 outbreaks, with 695.6 thousand cases of bird infections and 550.3 thousand deaths in the country. See “Item 4: Information on the Company—Business Overview—Export Markets” for further details.

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

We may also be subject from time to time to additional outbreaks of animal-related diseases, such as Pork and Epidemic Diarrhea (PED) and foot-and-mouth disease affecting cattle. See “Item 5: Operating and Financial Review and Prospects—A. Operating Results—Effect of Animal Diseases—Other Animal Diseases” for further information.

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

Moreover, the recent global crisis has led to a rise in protectionist measures around the world, as national governments have attempted to alleviate the pressures of global economic conditions on their citizens and local producers.

Some countries, such as Russia, have a history of erecting trade barriers to imports of food products.  In 2007, Russia reopened its market to Brazilian pork and beef from certain states, after having imposed restrictions in 2006. Again in June 2011, Russia imposed restrictions on imports of Brazilian poultry, pork and beef from about 100 producing units due to alleged sanitary concerns, including a complete ban on imports from the states of Rio Grande do Sul, Santa Catarina and Mato Grosso. There has been some progress toward the reopening of these units, but nothing has been agreed upon yet, despite several meetings between technical bodies from the two governments. Up to November 2013, 5 of our 20 pork producing units were authorized to export, 22 of our 56 bovine meat units were authorized to export, and 8 out of 38 of our poultry units were approved to export, one of which under enhanced control.

We have been affected by trade barriers imposed by a number of other countries from time to time.  In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken.  In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily interrupted Brazilian exports. The final resolution of the investigation, announced in December 2012 in favor of Brazil, with no application of anti-dumping penalties.

In March 2009, Ukraine initiated an anti-dumping investigation on imports of poultry meat originating in the U.S. and Brazil. In 2010, the investigation on Brazilian exports was halted when no evidence of dumping was found.

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

In addition, between late 2012 and early 2013, several countries (including Japan, South Africa, China, Saudi Arabia, Peru, Lebanon and others) suspended Brazilian bovine imports after a possible case of Bovine Spongiform Encephalopathy, or “BSE,” in the state of Paraná was reported. Throughout 2013, some countries have resumed imports from Brazil, but most embargoes remain.

In addition, many developed countries use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. In addition, local producers in some markets may exert political pressure on their governments to prevent foreign producers from exporting to their market, particularly during unfavorable economic conditions. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic market and from Brazilian and foreign producers in our export markets.  The Brazilian market for whole poultry, poultry cuts and pork cuts is highly fragmented.  Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards.  Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market.  With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

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

Export sales account for a significant portion of our net sales, representing 40.0% in 2011, 41.6% in 2012, and 43.8% in 2013 . Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan, China, Russia and Ukraine), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.]

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

•         exchange rate fluctuations;

•         deterioration in international economic conditions;

•         political risks, such as turmoil in the Middle East and North Africa, government policies in Argentina and political instability in Venezuela, particularly since the election of the most recent President, Nicolás Maduro;

•         decreases in demand, particularly from large markets such as China;

•         imposition of increased tariffs, anti-dumping duties or other trade barriers;

•         strikes or other events affecting ports and other transport facilities;

•         compliance with differing foreign legal and regulatory regimes; and

•         sabotage affecting our products.

We are parties to a 50-50 joint venture in China, and we may decide to enter into other joint ventures in the future. To the extent we operate internationally through joint ventures, we will be subject to the risks inherent in joint venture structures, including the risk of disagreements with our joint venture partners, limitations on our ability to manage our business independently under the terms of the applicable joint venture agreements and the risk or encountering difficulty in exiting from joint venture arrangements if we wish to do so.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately one month. In August 2011, a strike at the Itajaí port affected exports for approximately two months. More recently, in the middle of 2012, a strike of Brazilian Sanitary Inspection Agency (Agência Nacional de Vigilância Sanitária, or Anvisa) and a nationwide strike of truckers also hampered our export operations. A widespread or protracted strike in the future could adversely affect our business and our results of operations.  In 2012, we had new strikes from Anvisa and employees of the federal government.

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

Our ability to complete construction of a new plant in the Middle East is subject to uncertainties, and our ability to expand our capacity in this region may be limited.

Two important components of our strategy involve strengthening our global distribution network and further developing our international customer base. In line with that strategy, in 2012 we began construction of a new plant in Abu Dhabi in the United Arab Emirates in the Middle East, the first time we have undertaken a construction project in the Middle East. In addition to being subject to the general risks of international operations described above under “— Our export sales are subject to a broad range of risks associated with international operations,” we are now subject to the specific risks associated with undertaking a major construction project in a region where our activities to date have been limited to sales, marketing and distribution. The production and distribution capacity we hope to achieve through the project could be limited, in each case for a variety of reasons, including (1) governmental inertia, (2) geopolitical risk, (3) potentially stringent localization requirements, (4) imposition of exchange or price controls, (5) impositions of restrictions on exports of our products or imports of raw materials necessary for our production and the construction of our plant, (6) fluctuation of local currencies against the real, (7) nationalization of our property, increase in export tax and income tax rates for our products, and (8) unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects. As a result of these factors, the results of operations and financial conditions of our operations in the Middle East may be adversely affected, and we may experience in the future significant variability in our revenue on both an annual and a quarterly basis from those operations. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

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

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2013, we had a total of 110,138 employees worldwide. All of our production employees are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may not reach new agreements without union action and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. If we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs is one of our most significant expenditures. In 2013, they represented 15.0% of our cost of goods sold, representing an increase of 4.2% compared to 2012.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or updated.

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

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur fines ranging between R$500 to R$10 million and other administrative penalties, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (Termo de Ajustamento de Conduta). Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2013 are included in “Item 8. Financial Information—Legal Proceedings” and Note 25 to our consolidated financial statements. We may face risks arising from tax liabilities and the monetization of tax credits, which can negatively impact our results.

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

As of December 31, 2013, we had R$48.2 million in provisions for civil contingencies, R$141.5 million in provisions for tax contingencies and R$276.1 million in provisions for labor contingencies. See note 25 to our consolidated financial statements.

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

With regard to tax contingencies, we are currently defendants in tax cases that involves tax credit offsets. These cases have not yet reached a final ruling by the Brazilian courts. We expect the collection of evidence and materials for each lawsuit to take several years.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy, as well as the expenses associated to this losses can impact our results.

We rely on our positive image and reputation in the marketplace.

BRF has a strong image related to solid corporate governance and is reviewed as aligned with values such as trust, ethics and transparency, which we wish to maintain. We have a clear  image and reputation risk policy that supports all business segments and its commercial standards cover internal and external market relations. In cases of bad publicity or acts that may negatively affect our image, we have put a Crisis Committee in place to work with BRF stakeholders. Any negative reflection on our image or the strength of our brand could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

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

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance. For example, in 2011, fires affected a part of the installations of our Nova Mutum, Mato Grosso unit and part of the installations of our Brasília unit. Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot assure you that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Risks Relating to Our Indebtedness

We have substantial indebtedness, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2013, our total consolidated debt (comprised of short-term and long-term debt) was R$10,181.2 million (U.S.$4,346.1 million).

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

•         increasing our expenditures due to depreciations in the Brazilian real, which can lead to an increased amount of capital needed to service indebtedness that are denominated in U.S. dollars;

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

As of December 31, 2013, we had R$2,696.6 million of debt that matures in 2014, R$356.9 million of debt that matures in 2015, R$280.2 million of debt that matures in 2016, R$947.2 million of debt that matures in 2017 and R$5,900.3 million of debt that matures in 2018 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2013, we had R$6,108.7 million of foreign currency debt, including R$281.4 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

The global stock and credit markets experienced extreme disruption in 2008 and 2009, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

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

•         energy shortages or rationalization;

•         liquidity of domestic capital and lending markets;

•         changes in environmental regulation; and

•         social and political instability, particularly in light of recent protests against public policy and related vandalism in major Brazilian cities.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our common shares or the ADRs.

A presidential election will be held in Brazil in 2014. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The run-up to the presidential election may result in changes in existing governmental policies, and the post-election administration—even if incumbent Dilma Rouseff is re-elected—may seek to implement new policies. For example, the current administration or the post-election administration may face domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. In addition, uncertainty leading up to and after the election over whether the Brazilian government may implement changes in policy or regulations may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares or the ADRs.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 9.8% in 2008, 1.7% in 2009, 11.3% in 2010, 5.1% in 2011, 7.82% in 2012 and 5.4% in 2013. In addition, according to the IPCA, published by the IBGE, Brazilian consumer price inflation rates were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013.  In 2010, 2011, 2012 and 2013 the actual inflation rate was significantly higher than the Central Bank’s target of 4.5% with a tolerance range of two percentage points above or below.  See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

Brazil may continue experiencing high levels of inflation in 2014, above the Central Bank’s target. Periods of higher inflation like in 2013 slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares and the ADRs.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2009 and 2010, the real  appreciated 25.5% and 4.3%, respectively, against the U.S. dollar.  In 2011, the real  depreciated 12.6% against the U.S. dollar. In 2012, the real  depreciated 8.9% against the U.S. dollar. In 2013, the real  depreciated 15.8% against the U.S. dollar.

Appreciation of Brazilian real against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports. On the other hand, a depreciation of Brazilian real against the U.S. dollar may lead to higher exports and revenues, but costs may be higher.

Costs are also directly impacted by the exchange rate. Any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$6,108.7 million at December 31, 2013, representing approximately 60.0% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real  in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The interest rate is one of the instruments used by the Central Bank to keep inflation under control or to stimulate the economy. In 2013, inflation reached 5.91%, according to IBGE. If interest rates fall much, the population has greater access to credit and consume more. This increase in demand can push prices if the industry is not prepared to meet higher consumption. On the other hand, if interest rates go up, the monetary authority inhibits consumption and investment once they get more expensive. Brazilian government used the benchmark interest rate (SELIC), in 2013 to control the inflation impacting the credit.  Another consequence is the greater return paid by the government securities, impacting directly in the investments which became less attractive. Investment in debt absorbs money that would fund the productive sector.

At the end of former president Luiz Inacio da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%. With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The low interest rates from previous years resulted in high inflation rates of 6.5% in 2011, 5.8% in 2012, and 5.9% in 2013 leading to the Central Bank’s decision to increase interest rates to stabilize the economy.

At December 31, 2013, approximately 21.9% of our total liabilities with respect to indebtedness and derivative instruments of R$10,538.4 million was either (1) denominated in (or swapped into) reais  and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on the London Interbank Offered Rate, or “LIBOR.” Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal PIS and COFINS taxes, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

On November 11, 2013, Provisional Measure No. 627 was published which revokes the Transition Tax Regime (“RTT”) and introduces other measures, among them: (i) amendments in Decree-Law No. 1,598/77 which deals with the corporate income tax as well as amending the relevant legislation to social contribution on net income, (ii) provides that with respect to the amendment or adoption of accounting methods and criteria through administrative acts issued based on jurisdiction assigned by business law, which are subsequent to the publication of this Provisional Measure, there is no implication in the calculation of federal taxes until tax law regulates the subject; (iii) includes specific treatment on the potential taxation of profits or dividends; (iv) includes provisions concerning the calculation of interest on shareholders’ equity and (v) includes considerations on investments measured at equity method.

The provisions of the Provisional Measure are in force from 2015 onwards. The early adoption for 2014 may eliminate potential tax effects, especially related to payment of dividends and interest on shareholders’ equity that were effectively paid up to the date of publication of this Provisional Measure as well as equity pick. We understand that given the legislation published so far, its early adoption or not, would result in non-material adjustments in our consolidated financial statements regarding “RTT” matters. However, the proposed changes regarding profits earned abroad could result in an increase of our income tax burden. Our management awaits the evolution and negotiations of the amendments to the text of the Provisional Measure so that we can evaluate their impact on our business.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Brazilian Securities, Commodities and Futures Exchange, BM&FBOVESPA had a total traded volume of R$1.7 trillion, or U.S.$767.1 billion, at December 31, 2013 and an average daily trading volume of R$7.4 billion, or U.S.$3,459.5 million, in 2013. By contrast, the New York Stock Exchange had a market traded volume of U.S.$19.0 trillion at December 31, 2013 (U.S. domestic listed companies) and an average daily trading volume of U.S.$54.7 billion in 2013. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 51.18% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2013. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 41.3% of all shares traded on the São Paulo Stock Exchange in 2013. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2013, and we do not expect to be a PFIC for 2014 or in the future, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time.  Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75.0% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50.0%.  The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.  See “Item 10. Additional Information––E. Taxation––U.S. Federal Income Tax Considerations––Passive Foreign Investment Company.”

ITEM 4.            INFORMATION ON THE COMPANY

A.                  History and Development of the Company

BRF S.A. is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) or “CVM.”

We were founded as Perdigão by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia, in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

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

In 2006, PREVI, SISTEL, PETROS, Real Grandeza, FAPEs, PREVI-BANERJ and VALIA (the “Pension Funds”) entered into a shareholders’ voting agreement related to the common shares they held, directly or indirectly, which represented 49.0% of our common shares.  The shareholders’ voting agreement expired in accordance with its terms on April 11, 2011 and was not renewed.  As of December 31, 2013, the Pension Funds, directly or indirectly, held 27.8%  of our common shares.

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

In 2013, BRF made changes to our management, started a business acceleration program, and launched a new strategic plan for the period 2014-2017, as described in “—Competitive Strengths.”

One January 16, 2013, we concluded the acquisition announced on October 4, 2012 of 49% of the shareholder capital of Federal Foods LLC, a closely-held company registered in Abu Dhabi in the United Arab Emirates, thus becoming the holder of 60% of the economic rights, pursuant to the shareholders’ agreement concluded at the time.

On April 9, 2013 the Ordinary and Extraordinary General Shareholders Meeting approved the amendment of Article 1 of our bylaws, which included a change in the corporate name of our company from BRF – Brasil Foods S.A. to  BRF S.A.

On May 7, 2013, we undertook to sell and JBS undertook to acquire the Ana Rech Industrial Unit located in the state of Rio Grande do Sul (pork processing plant and poultry farms), and the biological assets (live animals) and the real estate located at Granja André da Rocha, in the municipality of Nova Prata, state of Rio Grande do Sul.

On November 1, 2013, BRF and Minerva signed an Investment Agreement that regulates the terms and conditions of an operation through which BRF will allocate its beef slaughtering plants in Várzea Grande and Mirassol, as well as the BRF employees involved in these activities, to a closed capital company that will be incorporated within Minerva, with the subsequent increase in Minerva´s capital stock. The transaction is subject to unconditional approval from CADE. For further detail, see “—Other Acquisitions and Investments - 2013 Acquisitions, Joint Ventures and Other Investments.”

We also announced on February 17, 2014 that through our subsidiary in Austria, we have signed a binding offer with Al Nowais Investments for the acquisition of additional economic rights issued by Federal Foods, in accordance with local regulation and practices, for a total investment of US$27.8 million. Al Nowais Investments will continue to act as sponsor for BRF in Federal Foods and other opportunities in the United Arab Emirates. For further detail, see “—Recent Acquisitions and Investments - 2013 Acquisitions, Joint Ventures and Other Investments.”

 On February 19, 2014, our executive board was authorized to sign a binding offer with the shareholders of Al Khan Foods LLC (“AKF”), current distributer of production in Oman, for the acquisition of a corporate stake. Contingent on the conditions precedent pursuant to the Offer being met, BRF will acquire a 40% stake in the capital stock of AKF.

On February 26, 2014, we announced that our management is examining strategic alternatives for its dairy products division, including the establishment of partnerships or the partial sale of these assets to third parties.

Corporate Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Subsidiary	Country	Principal Activity	Equity Interest as of December 31, 2013
BRF GmbH	Austria	Holding	100.00%
BRF Global GmbH	Austria	Holding and trading	100.00%
Perdigão Europe	Portugal	Import and commercialization of products	100.00%
Perdigão International Ltd.	Cayman Islands	Import and commercialization of products	100.00%
BFF International Ltd.	Caymand Islands	Financial fundraising	100.00%
Wellax Food Logistics C.P.A.S.U. Ltda.	Portugal	Import and commercialization of products	100.00%
BRF • Suínos do Sul Ltda.	Brazil	Participation in other companies	99.00%
Establecimiento Levino Zaccardi y Cia. S.A.	Argentina	Industrialization and commercializations of dairy products	98.26%
Perdigão Trading S.A.	Brazil	Holding	100.00%
PSA Laboratório Veterinário Ltda.	Brazil	Veterinary Activities	88.00%
Quickfood S.A.	Argentina	Industrialization and commercialization of products	90.05%
Sadia Alimentos S.A.	Argentina	Impost and export of products	99.98%
Sadia International Ltd.	Cayman Islands	Import and commercialization of products	100.00%
Sadia Overseas Ltd.	Cayman Islands	Financial fundraising	100.00%

The chart below shows the simplified corporate structure of our company.

As of December 31, 2012, BRF incorporated its wholly-owned subsidiary Sadia S.A.  For a complete list of all of our direct and indirect wholly owned subsidiaries, see Note 1.1 to our consolidated financial statements.

Our principal executive offices are located at Rua Hungria, 1400, Jd. Europa, 01455-000, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5286/5048/5049. Our internet address is www.brf-br.com/ir.  The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

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

On December 31, 2012, we incorporated Sadia S.A., then a wholly owned subsidiary, into BRF, and Sadia ceased to exist as a separate legal entity.

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

•         received from Marfrig its 90.05% interest in Quickfood; and

•         executed with Marfrig an agreement setting forth the terms of Marfrig’s payment of R$350,.0 million to us, which payment is secured by an interest in certain real property.

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

•         R$25.0 million due on July 1, 2012, adjusted by the variations in the IGP-M index, which was paid by Marfrig; and

•         R$250.0 million to be paid by Marfrig in 72 monthly and successive installments, plus interest at market rates, which are due from August 1, 2012, with the first installment in the amount of R$4.424 thousand and the remaining installments in the amount of R$4.288 thousand, subject to a fixed interest rate of 12.11% per year.  Marfrig paid all installments due through December 31, 2013.

For more information on the TCD and our agreement with Marfrig, including lists of the plants and distribution centers we transferred to Marfrig, see Note 1.2 to our consolidated financial statements as of December 31, 2012. In 2012, a copy of the TCD was filed as Exhibit 4.03 to the Annual Report on Form 20-F.

In October 2013, JBS and Marfrig announced the completion of a sale of Seara Brasil and Zenda, Marfrig business units, to JBS. Seara Brasil held equity interests, assets, rights and obligations related to the assets owned by BRF and which were transferred to Marfrig, as disclosed in a press release issued jointly by BRF and Marfrig on June 13, 2012, transferring to JBS the responsibility of the settlement of the liability assumed by Marfrig with BRF to JBS. BRF, Marfrig and JBS are concluding the necessary documentation regarding the assignment from Marfrig to JBS.

Other Acquisitions and Investments

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

In October 2012, we announced that the company signed a binding offer to acquire, through our subsidiary in Austria, a 49.0% equity stake and management control of Federal Foods Limited (“Federal Foods”), a privately held company headquartered in Abu Dhabi, United Arab Emirates for U.S.$37.1 million.  The remaining share equity stake in Federal Foods will be maintained by Al Nowais Investments, the current owner of Federal Foods.  We will hold management control as established a shareholders agreement and will consolidate Federal Foods in our financial statements.  Established in 1991, Federal Foods is a leading food company in the United Arab Emirates, catering to a full spectrum of retail, food service and wholesale clients. The company operates six branches in the United Arab Emirates and one in the State of Qatar. It recorded U.S.$266.0 million net sales and distributed 92 thousand tons of products in 2011. The transaction was closed in January 2013.  For more information on this transaction, see Note 38.1 to our consolidated financial statements for the year ended December 31, 2012.

BRF and Carbery Group announced in November 2012 the formation of a 50-50 joint venture to convert liquid whey into value-added products.  The U.S.$50.0 million investment will be placed in Três de Maio, the State of Rio Grande do Sul and will use Carbery’s innovative technology to process whey (a by-product of cheese production), at our cheese manufacturing facilities. Carbery, with revenues of €257.0 million (2011) employs over 500 people globally with 200 in Ireland and is a leading player in the manufacture of whey-based ingredients internationally. The joint venture will house an advanced manufacturing plant to produce nutritional ingredients. These ingredients are used by leading consumer brands in baby food and sports nutrition, among others uses. The joint venture, called Nutrifont, will be the first Brazilian unit to produce whey derivatives and is going to operate in South America.  For more information on this transaction, see Note 1.4 to our consolidated financial statements for the year ended December 31, 2012.

2013 Acquisitions, Joint Ventures and Other Investments

On November 1, 2013, BRF and Minerva S.A. signed an Investment Agreement with Minerva, one of the leading companies in South America in the production and sale of fresh meat, live cattle and by-products, and VDQ Holdings S.A. (“VDQ”), Minerva´s controlling shareholder. Closing is subject to unconditional approval by CADE. This Investment Agreement regulates the terms and conditions of an operation through which BRF will allocate its beef slaughtering plants in Várzea Grande and Mirassol, with slaughtering capacity of 2,600 (two thousand and six hundred) head of cattle per day, as well as the BRF employees involved in these activities, to a closed capital company that will be incorporated within Minerva, in return for equity in Minerva. This transaction by BRF accounted for approximately R$1.2 billion in net revenues in 2012.

Following the consummation of the transaction, the new division will become a wholly-owned subsidiary of Minerva. BRF will then hold 29 million shares from the new issue of Minerva, representing, on the date of the conclusion of the transaction, a percentage equivalent to 16.8 % of the total and voting capital stock of Minerva that will amount to approximately 15.2% when the entire conversion of mandatory convertible debentures issued by Minerva occurs by 2015. Within the context of the transaction, (i) BRF and VDQ signed a shareholders´ agreement under which VDQ will maintain control of Minerva and BRF will nominate two members to the Board of Directors, ensuring certain protective rights commensurate with its minority participation, and (ii) Minerva and BRF signed a non-exclusive supply contract under which Minerva will supply BRF with raw materials in a competitive manner, with quality and a guarantee of supply so that BRF will continue with its business of providing beef products with added value. The shareholders´ agreement and the supply contract will come into force at the conclusion of the Operation at a date to be announced later.

BRF S.A and JBS S.A., through its subsidiary JBS Aves Ltda, signed an Agreement on February 7, 2013 of Sale with Suspensive Conditions and Other Covenants as follows:

Once the Suspensive Conditions have been verified, BRF undertakes to sell and JBS undertakes to acquire the Ana Rech Industrial Unit located in the state of Rio Grande do Sul (pork processing plant and poultry farms), the biological assets (live animals) and the real estate located at Granja André da Rocha, in the municipality of Nova Prata, in the state of Rio Grande do Sul. JBS shall pay to BRF the total amount of R$200 million, which will be allocated as follows: R$120 million for the Ana Rech Industrial Unit and the real estate; and R$80 million for the biological assets (live animals), equivalent to approximately 491 thousand hogs as of this date. The Total Price shall be paid in 50 (fifty) monthly and consecutive installments, each installment amounting to R$4 million. The first installment shall [occur] on the date falling 6 (six) months after the signature date of the definitive agreements of sale of the Ana Rech Industrial Unit and Granja André da Rocha. Interest shall be added to the installments, calculated according to the variation of the DI (Interbank Deposit) Rate on a daily pro-rata basis from the signature date of the Agreement to the date of the effective payment.

Recent Acquisitions and Investments

2014 Acquisitions, Joint Ventures and Other Investments

                We concluded the acquisition of 49.0% of the shareholder capital of Federal Foods LLC, a closely-held company registered in Abu Dabi, in the United Arab Emirates and is the leader in food distribution in the United Arab Emirates, covering a broad sector of retail, food service and wholesale clients. We thus becoming the holder of 60.0% of the economic rights of the company, pursuant to the shareholder’s agreement concluded between BRF and Federal Foods. We announced that through our subsidiary in Austria, we have signed a binding offer with Al Nowais Investments for the acquisition of additional economic rights of Federal Foods, in accordance with local regulation and practices in the United Arab Emirates, for a total investment of U.S.$27.8 million. Al Nowais Investments will continue to act as the sponsor for BRF regarding Federal Foods, as well as other potential opportunities in the United Arab Emirates.

                We have also signed a binding offer with the shareholders of Al Khan Foods, or “AKF,” in the Sultanate of Oman, for the acquisition of an ownership stake in AKF. If the conditions precedent to the offer are satisfied, BRF will acquire 40.0% ownership of AKF, with an enterprise value of U.S.$68.5 million. Pursuant to the offer, BRF will acquire the remaining ownership stake in AKF within 36 to 90 months from the first acquisition, based on the future performance of AKF, in accordance with local regulations and practices in the Sultanate of Oman. AFK is a leader in the distribution of frozen food in the Sultanate of Oman, covering a broad sector retail, food service and wholesale clients. AKF has been distributing Sadia products for 25 years, in addition to a series of frozen products from other brands and suppliers.

        These acquisitions align with our strategic plan for internationalizing BRF by accessing local markets, strengthening BRF’s brands and distribution, and expanding our portfolio in the Middle East.

Capital Expenditures

In 2013, we recorded total investments of R$1.5 billion in order to support our organic growth, including total capital expenditures of R$1,008.6 million and expenditures of R$501.8 million for the replenishment of breeder stock.  We had a significant reduction compared to the previous year because in 2012 the company made several investments to recover our logistic and productive capacity (due to the sale of assets to Marfrig). Additionally, we strengthened our focus on the efficiency of employed capital to generate value to shareholders, aligned with our strategic plan. Investments in 2013 were largely dedicated to innovation and the development of new technologies and products, as well as improvements in and expansion of manufacturing and logistics productivity.

The table below sets forth our capital expenditures for the periods indicated and does not include business combinations or other acquisitions of businesses:

	As of December 31,
	2013	2012
	(in millions of reais)
Expansion and enhancement of production facilities	558.3	991.6
Lucas do Rio Verde and Vitória de Santo Antão Agroindustrial Complex	106.5	233.2
UAE Facility	84.6	16.6
Três de Maio Complex	52.1	26.0
New Projects	315.1	715.8
Productivity investments	169.0	285.1
Other capital expenditures	281.3	622.4
Total capital expenditures	1,008.6	1,889.1

•         Major capital expenditures in 2013 and 2012 included the following:

•         Lucas do Rio Verde and Vitória de Santo Antão.  In 2013 and 2012, we invested a total of R$106.5 and R$233.2 million, respectively, in the expansion of these agroindustrial complexes.  Lucas do Rio Verde is located in the midwest State of Mato Grosso and Vitória de Santo Antão is located in the State of Pernambuco in the northeast of Brazil. In the Lucas do Rio Verde unit, we began in 2012 and completed in 2013 the second stage of the project, with planned increases in the capacity of chicken slaughtering and an additional processing unit. In addition to starting up our largest plant in Brazil in Lucas do Rio Verde, we have completed the project of a new margarine production plant, located in Vitória de Santo Antão in the State of Pernambuco.

•         Três de Maio. In 2013, we completed the construction of a new plant for production of cheeses in the city of Três de Maio, in the State of Rio Grande do Sul in the south of Brazil. With the start of the operation of this plant, we increased our production capacity of cheeses, aligned with our growth strategy in this product category.

•         Internationalization Project.  We are developing a long-term internationalization project focused on increasing our presence in countries where we can distribute our products profitably. In 2013, we continued the construction of a plant for processing products in the UAE, with a total capacity of 80 thousand tons a year, which is scheduled to start up later in 2014.

In 2014, we expect to focus our capital expenditures on projects that are currently in progress and on new projects to develop new technologies and products, as well as improving efficiency on both production and distribution processes.

Competitive Strengths

We believe our major competitive strengths are as follows:

•         Leading Brazilian Food Company with Strong Brands and Global Market Presence.  We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete both in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business, increase our offering of value-added products and increase our share of international markets.  In 2013, we slaughtered approximately 1.8 billion chickens and other poultry and 9.8 million hogs and cattle.  We sold nearly 5.9 million tons of poultry, pork, beef, milk and processed food products, including dairy products and other processed products, in the same year.  Our own and licensed brands are highly recognized in Brazil, and we are expanding our international brands presence in key foreign markets.

•         Extensive Distribution Network in Brazil and in Export Markets.   We believe that we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 110 countries, and we are improving our own distribution network in Europe, where we sell directly to food processing and food service companies and to local distributors, in Asia through a joint venture and in the Middle East through a partnership with Federal Foods Limited. In Argentina, we are working to optimize all the distributors of Avex, Flora Dánica, Quickfood and Sadia. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign businesses, resulting in increased sales volumes and a broader reach of our product lines.

•         Low-Cost Producer in an Increasingly Global Market.   We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor cost and to efficiency gains in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented several numbers of programs designed to maintain and improve our cost-effectiveness, including our ATP (Available to Promise) program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSC-Shared Services Center, which centralizes our corporate and administrative functions; our GV BRF Value Created Program to provide our managers with more efficient use of fixed and working capital; and our Zero-Based Budgeting project intended to improve the efficiency of cost management.

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

•         Emphasis on Product Quality and Safety and on a Diversified Product Portfolio.   We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers. We have a diversified product range, which gives us the flexibility to guide our production according to market demand and the seasonality of our products. To support the continued innovation of our products portfolio, we invested in a new Technology Center in Jundiaí, in the State of São Paulo.

•         Experienced Management Team.   Our senior management is highly experienced and has transformed our company during the last decade into a global business.. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros), which requires adherence to the highest corporate governance standards of that Exchange.

Business Strategy

Our overall strategy is to use our competitive advantage as a low cost and high scale food producer to increase profitability, asset turnover and continue with sustainable growth over the following years. We intend to continue improving our global distribution network and customer base, providing a diversified and innovative product portfolio of market-oriented products, supported by strong international and local brands. The main elements of our strategy are as follows:

•         Strengthen Our Global Distribution Network.   We continue to develop our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. In 2014, we expect to continue executing a long-term international distribution strategy in order to increase our brand awareness globally and expand into countries where we believe we can distribute our products profitably. We are focusing on expanding our distribution network in Europe, the Middle East and Asia so as to broaden our coverage and to support targeted marketing efforts in these key regions. We are also considering processing some products abroad to allow us to deliver those products directly to customers in those markets. We may also consider selective acquisitions as one way to achieve this goal. As an example, we entered into a joint venture in China with DCH and began exporting pork to this joint venture in March 2012, allowing us access to the DCH distribution network. We also concluded the acquisition of 49% of the capital stock of Federal Foods Limited, a privately held company headquartered in Abu Dhabi, United Arab Emirates (UAE), allowing us to expand our distribution network in this region.

•         Further Develop Our Domestic and International Customer Base.   We seek to continue to strengthen our domestic and international customer base through product quality and superior delivery service. We intend to focus on efficiency to increase BRF competitiveness in the global scenario, delivering a new level of service to our clients and elevating the overseas distribution and logistics to a core position of our business. We believe that there are considerable opportunities to increase penetration in foreign markets, particularly as we expand our manufacturing base to other countries and work to reduce or eliminate existing trade barriers. Our objective is to strengthen our presence among key international markets.  At present, the domestic market sales represents approximately 56.2% of our total net sales, while export market sales represented 43.8% in 2013.

•         Revitalization of Our Core Business Oriented by Customer, Client and Market Preferences.   We are focused on delivering innovative products that are perceived as creating value for our consumers. We intend to promote the revitalization of core categories, and increase our market penetration through a more granular market view (by category, channel, region and segments of consumer/consumption), prioritizing key opportunities. As part of this plan, in 2013 we agreed to transfer our beef operations to Minerva (subject to unconditional approval by CADE) in exchange for an equity stake in Minerva. We also seek to mobilize the company and align the strategy, processes and people to consumer and client needs, consolidating a robust and flexible medium-term value chain plan focused on agility and assertiveness.

•         Diversify Our Product Lines, Focusing on Value-Added Processed Food Products.   We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our in natura poultry and pork cuts and that can be targeted to specific markets. In 2009, the merger between Perdigao and Sadia brought a wide array of processed food products to our portfolio and created one of the largest exporters of poultry products in the world.  In 2011, we purchased two Argentine companies, Avex and Flora Dánica, in order to expand our competitive base, leverage our export platform and address the potential of the local Argentine market. Avex produces in natura poultry products, and Flora Dánica produces, among other items, mayonnaise, sauces and margarine.  In 2012, we formed two joint ventures, Rising Star Food Company Limited (China) and the Carbery Group (Brazil) – and acquired two companies, Quickfood (Argentina) and Federal Foods (United Arab Emirates).  In addition, we invested in a new Technology Center in Jundiaí (in the State of São Paulo) in order to develop new products and lines. In 2013, we started the construction of one plant in the United Arab Emirates (UAE) dedicated to producing processed products for the region, and we announced an agreement with the Americana Group to conduct a joint strategic analysis to collaborate with operations in the Middle East region. We may also pursue other acquisitions and/or build new industrial plants to support these strategic goals.

•         Continue to Seek Leadership in Low Costs.   We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by using our production capacity efficiently. We are also continuing to implement new technologies to streamline our production and distribution functions.

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

•         New Businesses Acceleration Program. We have created four working fronts, composed of our executives and coordinated by the consultancy Galeazzi & Associados. We have identified principal opportunities for improvements related to the following processes: (1) Generation of Demand: a new go-to-market strategy, an increase in sales productivity, improvements in management related to items with a short shelf life, optimization of product portfolio profitability, changes in governance and pricing intelligence; (2) Planning: acceleration in the capture of benefits accruing from projects for operating improvements, logistical optimization, improvements in the production programming process, reduction in the complexity of distribution, reduction in finished products inventory, optimization of investments and focus on strategic assets; (3) Support: review of the scope of the administrative areas, review of the administrative, commercial and distribution center sites and analysis of general expenses and overheads; (4) Source: improvements in manufacturing and logistical productivity, review of the manufacturing footprint and consequently of the logistical network, optimization of logistics infrastructure and systems and optimization of procurement processes. On the basis of initial data, we believe that the identified opportunities can be gradually seized and positively impact our operating results if achieved by up to R$1.9 billion per year, beginning in 2016. Investments of approximately R$800 million over the next three years will have to be approved if the expected results are to be achieved. Our expectations are also conditional on factors over which we have no control, such as changes in the market and the overall performance of Brazil and our sector, as well as the performance of the international markets in which we operate.

•         Strategic Management.  We have adopted a long-term strategic plan, the BRF-17 Strategic Plan, to be one of the largest food companies in the world, admired for its brands, innovation and results, contributing to a better and sustainable world. We intend to ensure full alignment between strategy and execution, ensuring an agile organization that deliver the desired results, focusing on the core business and avoiding distractions by fragmentation of low relevance areas. To support this strategic vision we intend to build a new, strong and unique culture aligning the organization and decision-making processes toward value creation and establishing a performance culture in the company that is based on meritocracy. This new culture will reinforce our commitment on attract, develop and retain talent, a key element for the sustainable success of the company.

Our BRF 17 Strategic Plan

We have formulated a long-term strategic plan focused on increasing our profitability and asset turnover and continuing our growth over the next strategic planning cycle of 2014 to 2017. We will focus our efforts in order to fulfill our vision and be one of the largest food companies in the world, admired for its brands, results and with an innovative portfolio of market-oriented products developed to satisfy diverse consumer profiles around the globe, contributing to a better and sustainable world.

The BRF 17 Strategic Plan is guided by eleven key principles, demonstrating the cycle change and guiding our strategic planning, such as:

•         New, unique and strong culture.

•         Performance and value management.

•         Robust and flexible medium-term value chain planning;

•         Focus and discipline in execution and management.

•         Efficiency, cost advantage and competitiveness.

•         Disaggregated view of the markets.

In Brazil, we expect to undertake efforts to identify the role and positioning of each product category to capture the value gaps in the core business (by channels, regions and segments of consumer/consumption) and revitalize the traditional categories through innovation. We expect to take advantage of the potential of the Sadia  name as an iconic brand, and develop Perdigão  as a strong local brand.

We will endeavor to achieve synergies in our distribution, using our distribution centers to offer a full spectrum of brands, delivering products using the same trucks and invoicing products from a single legal entity.

Internationally, we are developing a true global company focus on four complementary themes:  brand, portfolio, progress in distribution and local production.  With long-term planning, we are positioning ourselves to focus less on commodities and more on processed goods with strong brands.  To this end, any strategic transactions will be focused on acquisitions of processors and distributors in the international market, the construction of factories and the development of products and marketing campaigns for different cultures and tastes, and consolidating Sadia  as an international premium brand. Hence, we are developing strong local brands such as Paty  in the Argentine Market and Perdigao in the Brazilian market. We are focusing our efforts on the MENASA (Middle East, North Africa, Southeast Asia) and Latin America regions to develop a strong presence and capture more profitability, seeking long term opportunities of growth.

The specific objectives under our BRF 17 Strategic Plan in each of our segments are set forth below.

Domestic Market

•         Focus on current categories, revitalizing the core business and emphasizing the "big rocks"

•         Develop in-natura products

•         Acting in a disaggregated way in dairy - each category with a specific guideline

o    Enhance profitability and reduce dry products volumes

o    Enhance refrigerated products profitability

•         Close channel/region gaps via high execution, granular performance and go-to-market adjustments

o    Act by categories, channels and regions to maximize distribution with an appropriate cost

o    Expand share of shelf with excellence in execution

•         Food service - develop current model and evaluate new models to expand the business

o    Expand the customer base in Brazil with innovative business model and GTM

o    Increase market share in global and regional chains

o    Evaluate the development of integrated and transformational platform (portfolio and logistics) in Brazil

Export Markets

•         The international performance was designed considering each region particularity:

o    MENASA¹: Consolidate Gulf leadership; Grow inorganically to attend to local consumption

o    Americas: Consolidate presence in Latin America; Evaluate the acquisition of potential players

o    Asia: Expand business in China; Enter into the strategic markets of Southeast Asia; Improve portfolio in Japan

o    Europe:  Qualify presence focusing on more profitable channels, clients and portfolio; Evaluate the acquisition of potential players

o    Eurasia/Africa: Growth and profitability in key markets

1. Middle East, North Africa and Southeast Asia

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

During 2013, we developed 219 innovation projects that led to the launch of 99 new products in the domestic market. Among the new product launches were: (1) Hot Dog Perdigão; (2) Assa Fácil Line; (3) Isca de Frango Sadia; (4) Hidra (a union of fruit flavors and whey, including their nutritional attributes such as vitamin C, selenium, magnesium, potassium, phospherous and calcium; (4) a commemorative line; (5) rice and other ready-made meals, with more complete nutritional functions; (6) chicken nuggets with a reduction of 55.0% total fat and 52.0% reduction in sodium; (7) Plataforma na Brasa of Perdigão; and (8) 100.0% intact turkey breast.  Our launches included 68 products for the domestic market segment, 96 products for our export markets, 31 new products in our dairy segment and 24 new products for our food services segment

Poultry

We produce frozen whole and cut poultry, partridges and quail. In 2013, we slaughtered approximately 1.80 billion chickens and other poultry, compared to 1.79 billion in 2012.  We sold 2,086 thousand tons of frozen chicken and other poultry products in 2013, compared to 2,186 thousand tons in 2012 and 1,932 thousand tons in 2011. Most of our poultry sales are to our export markets.

Pork and Beef

In 2013, we slaughtered approximately 9.75 million hogs and cattle, compared to 10.87 million in 2012. We raise hogs but do not raise cattle at our facilities.  Although most of hogs that we slaughter are used for processed products in the domestic market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses.  We are developing our export customer base for pork and beef cuts.  In 2013, we sold 421 thousand tons of pork and beef cuts, compared to 463 thousand tons of pork and beef cuts in 2012 and 404 thousand tons in 2011.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, dairy products, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products.  We sold 2,079  thousand tons of processed foods in 2013, compared to 2,159 thousand tons in 2012.  Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Dairy Products

We produce and sell a wide range of dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts.  In 2013, we produced 802.0 thousand tons of dairy products, compared to 988.9 thousand tons in 2012, and we sold 899.3 thousand tons in 2013, compared to 1.1 million tons in 2012. This decrease in volume is in line with our strategic plan to focus on processed products and reduce our participation in UHT milk.

The 899.3 thousand tons sold in 2013 were divided among our dry division, our fresh and frozen division, and other sale.  We sold 542.5 thousand tons in our dry division, which includes UHT milk, powder milk, juices and others, in 2013, compared to 699.8 thousand tons in 2012.  In our fresh and frozen division, which includes pasteurized milk, cheese, deserts and yogurts, we sold 253.4 thousand tons in 2013, compared to 277.7 thousand tons in 2012.  Most of our dairy product sales were in the domestic market.

Other

We produce animal feed mainly to feed poultry and hogs raised by us.  In 2013, we produced 11,036 thousand tons of feed and premix, compared to 11,832 thousand tons in 2012. However, we also sell a small portion of our animal feed production to our integrated outgrowers or to unaffiliated customers.  We produce a limited range of soy-based products, including soy meal and refined soy flour. We also produced soybean oil until 2005, when we sold our soybean oil plant, located in the city of Marau in the State of Rio Grande do Sul, to Bunge Alimentos because we determined that soybean oil was neither a core business product nor a business scope product to our company.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the third largest producer and the leading exporter of poultry in the world for 2013, followed by the U.S., EU-27 and Thailand, based on estimates calculated by the USDA. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years and in 2013 it was the number one global poultry exporter. This development can be explained by the increase of Brazilian companies’ production dedicated to exports, as well as by the competitiveness of Brazilian poultry. Sanitary issues in the main producing countries, such avian influenza cases in Thailand, China and Mexico, and both BSE and avian influenza cases in the United States in recent years, had changed the world poultry trade dynamics by reducing competition from major exporting countries. In 2013, however, European and Japanese markets reopened to Thailand for in-natura chicken and the United States is recovering its volume in some countries.

According to the USDA, global poultry trade increased 3.07% in 2013, while Brazilian poultry exports are forecasted to increase 2.05% in the same period, reaching 3.58 million tons. According to UBABEF (Brazilian Poultry Association or “União Brasileira de Avicultura”), exports of poultry parts decreased 3.5%, representing 53.1% of the total exported volumes. Whole chicken, which represents 38.1% of the total, increased 4.7%. The main destinations were Saudi Arabia, the European Union and Japan, which increased total imports from Brazil by 9.6%, and decreased 6.5 % and 1.9%, respectively.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Broiler Producers	2013	2012	2011
	(in thousands of tons – “ready to cook” equivalent)
U.S.	16,958	16,621	16,694
China	13,500	13,700	13,200
Brazil	12,770	12,645	12,863
European Union (27 countries)	9,750	9,550	9,320
India	3,420	3,160	2,900
Others	28,506	27,528	26,302
Total	84,640	83,204	81,279

Primary Broiler Exporters	2013	2012	2011
	(in thousands of tons – “ready to cook” equivalent)
Brazil	3,580	3,508	3,443
U.S.	3,354	3,300	3,161
European Union (27 countries)	1,095	1,094	1,044
Thailand	540	538	467
China	415	411	423
Others	1,409	1,232	999
Total	10,393	10,083	9,537

Primary Broiler Consumers	2013	2012	2011
	(in thousands of tons – “ready to cook” equivalent)
China	13,345	13,543	13,015
U.S.	13,656	13,345	13,665
Brazil	9,191	9,139	9,422
European Union (27 countries)	9,325	9,185	9,010
Mexico	3,672	3,569	3,473
Russia	3,530	3,321	3,013
Others	30,298	29,553	28,455
Total	83,017	81,655	80,053

Source: USDA, December 2013.

Pork

Brazil is the fourth largest producer and exporter and fifth largest consumer of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production and consumption of pork has increased since 2009.  The USDA expects an increase in global production and consumption of pork in 2014 of 1.31% and 1.33%, respectively. According to ABIPECS (Brazilian Pork Industry and Exporter Association), pork exports were forecasted to be 510 thousand tons in 2013 and is expected to rise 15.7%, to 590 thousand tons in 2014.  Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research developments have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders also contributed to the production increase.

According to ABIPECS, until November 2013, Russia was Brazil’s major destination of pork followed by Hong Kong and Ukraine, representing 26.09%, 23.42% and 13.73%  respectively of total Brazilian exports. Russian and Hong Kong imports from Brazil decreased 1.4% and 9.9%, respectively, from January to November 2012 and 2013. Ukraine imports also decreased 52.5%, especially due to banishment in March 2013. Two months later Brazil return to export to Ukraine. In June 2013, Brazil was authorized to export in-natura pork meat to Japan, the sixth biggest consumer of pork meat in the world, reaching 2.55 million tons per year.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2013	2012	2011
	(in thousands of tons – weight in equivalent carcass)
China	53,800	52,350	49,500
European Union (27 countries)	22,450	22,526	22,953
U.S.	10,508	10,555	10,331
Brazil	3,370	3,330	3,227
Vietnam	2,220	2,175	2,130
Russia	2,190	2,075	2,000
Others	12,976	12,640	12,144
Total	107,514	105,651	102,285

Main Pork Exporters	2013	2012	2011
	(in thousands of tons – weight in equivalent carcass)
U.S.	2,292	2,441	2,354
European Union (27 countries)	2,200	2,171	2,151
Canada	1,245	1,243	1,197
Brazil	600	661	584
China	250	235	244
Chile	185	180	139
Others	286	323	279
Total	7,058	7,254	6,948

Main Pork Consumers	2013	2012	2011
	(in thousands of tons – weight in equivalent carcass)
China	54,250	52,725	50,004
European Union (27 countries)	20,268	20,375	20,821
U.S.	8,616	8,441	8,340
Russia	3,090	3,145	2,971
Brazil	2,771	2,670	2,644
Japan	2,553	2,557	2,522
Others	15,694	15,205	14,632
Total	107,242	105,118	101,934

Source: USDA, December 2013.

Beef

Brazil is the second largest producer and consumer of beef in the world and the main exporter, according to tonnage data compiled by the USDA. From 2013 to 2014, the USDA estimates an increase in global beef production, consumption and exports of approximately 0.2%, 0.2% and 3.4%, respectively. The slight growth in world production is explained in part by the increase of 3.1% from 2012 to 2013 in Brazil and 1.8% in China.

We began to produce beef cuts in 2005 to be sold domestically and in our export markets. Aligned with our new strategic plan (BRF 17), in 2013 we agreed to transfer our beef operations to Minerva S.A. (subject to unconditional approval by CADE) in exchange for an equity participation in Minerva S.A..

	World Beef Panorama
Main Beef Producers	2013	2012	2011(1)
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,702	11,849	11,983
Brazil	9,600	9,307	9,030
European Union (27 countries)	7,690	7,711	8,114
China	5,637	5,540	5,550
India	3,750	3,452	3,244
Argentina	2,800	2,620	2,530
Others	17,306	17,079	16,959
Total	58,485	57,558	57,410

	World Beef Panorama
Main Beef Consumers	2013	2012	2011
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,638	11,739	11,646
Brazil	7,860	7,845	7,730
European Union (27 countries)	7,780	7,762	8,034
China	6,007	5,597	5,524
Argentina	2,620	2,458	2,320
Russia	2,392	2,395	2,343
Others	18,523	18,221	18,113
Total	56,820	56,017	55,710

	World Beef Panorama
Main Beef Exporters	2013	2012(1)	2011(1)
	(in thousands of tons – weight in equivalent carcass)
Brazil	1,800	1,524	1,340
India	1,650	1,411	1,268
Australia	1,530	1,407	1,410
U.S.	1,115	1,113	1,263
New Zealand	547	517	503
Others	2,261	2,174	2302
Total	8,903	8,146	8,086

Source: USDA, December 2013.

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry and pork to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, and Aviagen. We send these chicks to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock.  The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced.  We also buy a small percentage of our parent stock from another supplier.  The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,833 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2013.  We hatch these eggs in our 29 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 9,664 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2013, we had a fully automated slaughtering capacity of 36.6 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres and DanBred or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 3,917 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2013, we had a pork slaughtering capacity of 230,580 heads per week.

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

As of December 31, 2013, we had a beef slaughtering capacity of 14,400 heads per week. On November 1, 2013, BRF and Minerva signed an Investment Agreement that regulates the terms and conditions of an operation through which BRF will allocate its beef slaughtering plants in Várzea Grande and Mirassol, as well as the BRF employees involved in these activities, to a closed capital company that will be incorporated within Minerva, in return for equity in Minerva. Closing is subject to unconditional approval by CADE. For further detail, see “—Other Acquisitions and Investments - 2013 Acquisitions, Joint Ventures and Other Investments.”

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees in Rio Verde in the state of Goiás, as well as cheese bread, at our plants in Lages in the State of Santa Catarina and Rio Verde in the state of Goiás.  In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

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

Dairy Products Production Chain

We produce dairy products at 11 plants. We receive milk from a network of over 11,127 milk producers in the southeast, south and midwest of Brazil. The milk is purchased mainly from local producers, and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 33 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2013,  we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais and Bahia. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus, Amaggi and Coamo, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting our Results of Operations—Commodity Prices.”

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets. We must pay for some of these products in U.S. dollars because we must import them.

Suppliers

One of our strategies is to build more effective relationships with suppliers, using selection criteria to evaluate suppliers along several dimensions, including product quality, product performance, and delivery reliability.

We consider effective assessment and selection of suppliers to be one of our critical responsibilities in order to maintain a competent supplier network and to meet our increasing competitive challenges. The evaluation process often involves the simultaneous consideration of several important supplier performance attributes that include price, delivery lead time, quality and after-sales support, as well as the supplier’s social and environmental policies and performance.

We consider supplier performance to be one of the determining factors for our success. Our Code of Conduct, posted on our website, governs and regulates our relationships, focusing on ethical behavior and on social and environmental responsibility.

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 2013, Brazil had an estimated population of 201 million people, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” Brazil had a GDP of R$4.14 trillion in 2011,  R$4.39 trillion in 2012, and  until the third trimester R$3.545 trillion in 2013.

The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the IBGE, was 6.5% in 2011, 5.84% in 2012 and 5.91% in 2013, continuing a trend of relatively high rates of inflation. The Brazilian government has implemented fiscal and monetary policies in order to minimize inflation, such as decreasing the electrical energy tax and increasing interest rates.

Brazil is one of the largest consumers of meat, with per capita meat consumption of 98.6 kilograms in 2013, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class in Brazil has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., “Seara” (which was acquired from Marfrig by JBS S.A. in 2013).  In the in natura market, the largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers.  For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. In addition to this, BRF will develop in natura products focused on innovative solutions that fulfill clients needs and also improve brand awareness among in natura categories in order to capture value from strong BRF brands such as Sadia and Perdigao.

The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

We set forth below our estimates of the size of certain of our relevant markets.  These are reviewed by A.C. Nielsen and based on data reported to us by retailers regarding us and certain of our competitors.  This data does not include BRF figures for regions or product categories that are not covered by the A.C. Nielsen data.

Based on these estimates, we believe the frozen processed meats market in Brazil accounted for revenues of approximately R$1.9 billion in 2013, compared to R$2.2 billion in 2012.  The specialty meat market in Brazil accounted for revenues of approximately R$9.4 billion in 2013, compared to R$17.1 billion in 2012 and the frozen pasta market in Brazil accounted for revenues of approximately R$677 million in 2013, compared to R$785 million in 2012.  The frozen pizza market in Brazil accounted for revenues of R$608 million in 2013, compared to R$594 million in 2012.

Based on our estimates, we believe the Brazilian market for dairy processed products (yogurts, desserts, probiotic milk and the Petit Suisse brand) totaled approximately R$6.0 billion in 2013, compared to R$5.3 billion in 2012.

Based on our estimates, the size of the Brazilian margarine market was approximately R$2.5 billion in 2013, compared to R$2.3 billion in 2012.

Export Markets

Brazil is a leading player in global export markets due to its natural advantages (land, water, climate), competitive inputs costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, both (i) tariff barriers, with high rates that ultimately protect certain domestic markets (i.e., the extra-quota tariffs for chicken imports in the EU and the high import tax for poultry in South Africa), or (ii) non-tariff barriers, mainly import quotas, such as those imposed by Russia and Europe, sanitary barriers (sanitary requirements, disease-related bans, and regulations) which in the case of meat industry is the type of trade barrier that mostly affects exports, and technical/religious barriers (i.e. customs, technical standards, licensing requirements, and religious considerations), as well as others like licensing requirements and outright bans on imports.

With regard to sanitary requirements, most countries demand specific sanitary agreements so that Brazilian producers can export to them. Outbreaks of animal disease may also result in bans on imports, such as in Russia (which has in the past suspended Brazilian swine exports from two  Brazilian states due to an outbreak of FMD in Brazilian cattle and more recently, in June 2011, banned  Brazilian swine, bovine and poultry exports from various Brazilian states for sanitary reasons). Likewise, South Africa has since 2005 maintained restrictions on Brazilian swine imports due to an FMD outbreak. Many countries temporarily suspended the imports of bovine meat in 2013 after reports of a possible case of BSE in the State of Paraná in Brazil.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Human cases were reported in various countries. For example, from 2003 to 2013 (October) there have been 641 confirmed human cases of avian influenza and 380 deaths, according to the WHO. In early 2013, a new subgroup of influenza virus (H7N9) emerged in China and from February to October 2013 there have been 137 confirmed cases of human infection and 45 deaths. Several countries have also reported cases of avian influenza in birds. Most recently, in Mexico the H7N3 virus has caused serious damage to the local poultry industry. From January to August 2013, OIE reported 64 outbreaks, with 695.6 thousand cases of bird infections and 550.3 thousand deaths in the country. Avian influenza has not yet been detected in Brazil. Should this occur, global demand for poultry products would likely decline for a period whose length cannot be predicted.

Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza in many countries. On June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (particularly Mexico, the United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its status to a post-pandemic period. During this period, localized outbreaks of different magnitudes showed significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

With regard to technical/religious barriers, while the Middle East is an active region for Brazilian poultry exporters, it generally does not import swine meat and products because of a Muslim prohibition of its consumption. Since 2012, Argentina has also imposed several types of technical/customs procedures which limit our ability to export to them.

In addition to trade barriers, the economic conditions of a particular market (national or international) may interfere in the demand for all kinds of poultry, swine and bovine meat, as well as for further processed products.

Sales

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 56.2%  of our net sales in 2013 and 58.4% in 2012. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 43.8% and 41.6% of our net sales in 2013 and 2012, respectively.  None of our customers (or groups of affiliated customers) accounted for more than 5.0%  of our total net sales in 2013.

The table below sets forth the breakdown of our net sales for the periods indicated:

	2013	2012
Domestic Market
Poultry	5.4%	5.2%
Pork/Beef	3.8%	4.0%
Processed food products	34.7%	36.6%
Dairy	9.2%	9.5%
Other	3.1%	3.1%
Total domestic market	56.2%	58.4%
Export Markets
Poultry	27.8%	27.3%
Pork/Beef	6.2%	6.6%
Processed food products	9.6%	7.7%
Other(1)	0.2%	--
Total export markets	43.8%	41.6%
Total	100.0%	100.0%

(1)   Includes sales of feed that were sold to BRF’s plant in Ana Rech until the transfer of Ana Rech to JBS.

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2013 and 2012

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

One of our strategies is to continue to expand our food service client base, which includes Burger King, McDonalds and the Brazilian fast food chains Giraffas and KFC, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

Our domestic distribution network uses 30 distribution centers in several Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 48 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 16 of our distribution centers and lease the remaining 14 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

Export Markets

We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other countries. The graphs below set forth a breakdown of our export net sales by region.

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

The graph below shows the approximate percentage of our market share for 2013 in the main categories in which we compete, based on data received from A.C. Nielsen.  The percentages are based on revenue data for twelve-month periods that vary according to the category but include most of 2013 in each case.

Source: A.C. Nielsen

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Domestic Market.”

In 2013, the processed meat segment was consolidated. Seara, an important brand in the market of processed meat products, formerly owned by Marfrig was sold to JBS in June, turning JBS into our main competitor in the domestic market. In addition, on December 23, 2013, JBS acquired Massa Leve, a brand of pasta, sandwiches and ready-to-eat meals. In the specialty meat market, we compete against Aurora and JBS, while the remainder of the market is represented by several small players.  In the frozen processed meat market (which includes hamburgers, steaks, breaded meat kibes  and meatballs), we are the leader in the market, followed by JBS and other smaller players.  In the frozen pasta market (which includes lasagnas and other products), we are the leader in the market, followed by JBS, Pif Paf Alimentos S.A. (“Pif Paf”) and Comércio e Indústria de Massas Alimentícias Massa Leve Ltda. as our main competitors.  In the frozen pizza market, we are also the leader of the market, followed by JBS, Dr. Oetker Brasil Ltda. and Pif Paf.  In the margarine market, we also maintained the majority of the market share, followed by Bunge Alimentos, JBS (under the brand Doriana), Unilever and Vigor Alimentos S.A., an affiliate of JBS S.A.  In the dairy processed product market (including yogurts, desserts, probiotic milk), we compete against Danone, Nestlé and Vigor (which acquired Itambe Alimentos S.A.), along with other smaller players.

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

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. The market for processed food products is still growing in Brazil and we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years. Simultaneously, BRF is focusing on intitiatives aimed at innovation, such as launching new products with a focus on healthiness, a rationalization of our processed meat portfolio in the Domestic Market and an improvement in the positioning of the brands in our portfolio.

Export Markets

We face significant competition in our export markets, both from Brazilian producers and from producers in other countries. An increasingly relevant example is cooperatives, which have tax advantages and certain mobility to reassign their production to foreign markets at times when exports become more attractive than the domestic market. Another example is JBS, one of our direct competitors in the international market that has many of the same competitive advantages that we have over producers in other countries, including natural resources and competitive inputs costs.

In the second quarter of 2012, JBS announced the leasing of Frangosul Doux SA and Agro Poultry (industrial poultry plants in Brazil) and in the second half of 2012 the company started exporting chicken especially to the Middle East, increasing our competition in that region. In 2013, further expanding its operations in the poultry industry, JBS acquired Seara (a poultry division that previously belonged to Marfrig).

Furthermore, our chicken and swine cuts, in particular, are highly competitive in price and sensitive to substitution by other products. Customers sometimes seek to diversify their sources of supply in different countries, even though we have the lowest cost of production.

Protectionist measures among Brazil's trading partners are also an important competitive factor. Brazilian exports of poultry and swine are increasingly affected by actions taken by other countries to protect local producers.

We exported $ 5.1 billion in 2013, an increase of 4.1 % over the same period last year and kept us in the fourth largest Brazilian exporter position, according to SECEX. We believe we export significantly more than our main Brazilian competitors.

In our export markets, our competition is based on quality, cost, sale prices and service to our customers.

Distribution of Products

Domestic Market

We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our transit facilities. We reach approximately 98.0% of the Brazilian territory through a nationwide distribution network.  As of December 31, 2013, we operated 30 distribution centers, 27 of which are in the domestic market, and 48 transit points.

Export Markets

We export our products mainly through the ports of Itajaí and Navegantes, as well as Itapoá and San Francisco do Sul  in the State of Santa Catarina. We also export our products through Rio Grande (Rio Grande do Sul state),  Paranaguá in the State of Paraná, and Santos(São Paulo State). We store our products in cold storages owned and operated mainly by third parties that are located at the ports. We have two cold storages in Paranaguá. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

All the ports that we use to load our cargo are private terminals. Itapoá is the most recent, and is 100% operated by the private sector and located in the state of Santa Catarina. In the past, we have occasionally experienced disruptions at the ports that have posed logistical challenges. These have included flooding, strong currents and drafts in Navegantes and Itajai due to the location in the Itajai-Açu River, strong waves, fog in the winter, and strong winds.

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

Far East. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet. Our joint venture with DCH is improving our position in the value chain in China by distributing Sadia-branded products through the joint venture.

Eurasia. In Russia and other regions of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens.  However, Russia imposes quotas on imports of poultry, pork and beef products from Brazil and other exporting countries. In addition, it is not uncommon for Russian quotas for poultry, pork, and beef products to be subject to changes in policy In addition, since June 2011, Russia imposed restrictions on Brazilian exports of pork, beef and poultry from several Brazilian states, citing health and sanitary issues, and this ban remains in place.  Due to these restrictions, we increased our sales to Ukraine, and the country became one of our main markets in Eurasia.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, Sadia  is recognized as a Top of Mind brand in the region, according to Ipsos Research, a third-party consulting firm that prepared a study for us. In 2012, we took two important steps in increasing our presence in the region:  (1) we acquired 49% of the capital stock of Federal Foods, a leading food company in the United Arab Emirates, and (2) we began construction of a new processed food plant in Abu Dhabi, United Arab Emirates. In 2013, we concluded a cooperation agreement with Americana Group, through which BRF and American Group agreed to conduct a joint strategic analysis in order to collaborate with operations in the Middle East.

Africa. In Angola and other countries in Africa, we have identified a number of opportunities in the processed category, driven by sub-categories such as margarine and ready-to-eat meals. We sell to large distributors, primarily frozen whole and cut chickens, and chicken franks. In 2013, we relaunched the Sadia brand in certain countries in Africa, such as Angola, Ghana and Mauritius, with a focus on the retail and food services channels and a new product portfolio to include breaded products, pastas, frankfurters and hamburgers.

Americas and Other Countries. We sell modest amounts of our products to several countries in Latin America and the Caribbean, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada.  However, our sales to many of these countries are subject to significant fluctuations in demand. In 2013, we initiated the implementation of a SAP system at our companies in Argentina—Avex and Quickfood—a project that will improve processes and bring synergies to the businesses.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy,” “Sadia Hot Pocket,” “Perdigão” and “Batavo” brands in the domestic market and under the “Perdix,” “Fazenda,” “Borella,” “Sahtein,” “Hilal,” “Deline” and other brands in our export markets, as described below under “—Marketing.”

We also own several brands for specific products or product lines. In our domestic market, these brands include, but are not limited to, “Chester®,” “Toque de Sabor” (for lasagnas), “Claybom,” “Pense Light,” “Bio Fibras,” “Naturis,” “Perdigão Ouro,” “Elegê” and “Nabrasa.”

In our export marks, besides the brands listed above, we also trade products with the following brands: “Sadia,” “Hilal,” (in Middle East), “Corcovado” (in Asia), “Qualy” (mostly in South America) and “Sahtein” (in the Middle East). Among our trademarks are: “Halal” (in the Middle East, aside from Saudi Arabia), “Unef” (in Saudi Arabia), “Sulina” (in Eurasia) and “Alnoor” (in several Middle Eastern countries).

We commenced the sale of margarine in December 2005. We purchased margarine from an agricultural cooperative supplier for resale done on our end. We initially sold margarine under two brand names (“Turma da Mônica” and “Borella”). In June 2007, we acquired from Unilever the margarine brands “Doriana,” “Delicata” and “Claybom,” as well as the equipment to produce such margarines. We also entered into a strategic agreement with Unilever for the management of the margarine brands “Becel” and “Becel ProActiv” in Brazil. Now that we have incorporated Sadia S.A. in January 2013, we have also been trading in margarine with the trademark “Qualy” in both the domestic and export market, as mentioned below.

In February 2008, we completed the acquisition of Eleva Alimentos S.A., consequently assuming all its rights and obligations, including its trademark Elegê. In April of 2008, we also acquired Maroca & Russo Indústria e Comércio Ltda. (Cotochés) by incorporation and assumed all of its rights and obligations, including the regional brand registered as a trademark Cotochés.

Under our agreement with CADE in connection with the approval of our business combination with Sadia S.A. in 2011, we agreed to assign to another Company the following Brazilian trademarks: “Rezende,” “Wilson,” “Texas,” “Tekitos,” “Patitas,” “Escolha Saudável,” “Light &Elegant,” “Fiesta,” “Freski,” “Confiança,” “Doriana” and “Delicata.” We also agreed to suspend the use of the trademarks “Perdigão” and “Batavo” with respect to several product lines in the Brazilian market for periods ranging from three to five years. See [“Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”]

As a result of the merger of Sadia into BRF on December 31, 2012, we have assumed all of Sadia’s rights and obligations, and its trademarks are now our property. We currently market our products primarily using the brands Sadia, Hot Pocket, Miss Daisy, Speciale Sadia, Sadilar, Nuggets, Deline and Qualy (the last two specifically for margarines) in the domestic market. In our export markets, we sell products mostly under the following brands: Sadia, Hilal (in Middle East), Corcovado (in Asia), Qualy (mostly in South America) and Sahtein (in Middle East).

The “Sadia” trademark is registered in more than 90 countries. In the Middle East, Sadia is registered in countries such as Saudi Arabia, the United Arab Emirates, Egypt, Bahrain, Yemen, Iran, Iraq, Israel, Lebanon and Oman, as well as in the Caucasuses and in Latin America. Sadia’s mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, and this protection extends to countries other than Brazil. BRF maintains an active marketing program using both electronic and print media. In addition, we have patents registered in Brazil and more than 20 other countries. BRF has applied to have the Sadia, Chester, Perdigão and Qualy trademarks recognized as “well known trademarks” by the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial – INPI), which already granted us that recognition for Sadia in June 2011.

BRF has also applied for its new corporate trademark “BRF” (and accompanying design) to be registered in over 110 countries in North and South America, Europe, Asia, Africa and the Middle East.

Lastly, we own several internet domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “perdix-international.com.br” “claybom.com.br,” “sadia.com.br,” “missdaisy.com.br,” “hotpocket.com.br,” “clubequaly.com.br,” “sadiafoodservices.com.br,” “batavo.com.br,” “brasilfoods.com” and “brf-br.com.”

Regulation

The Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or MAPA) regulates our activities through the Department of Agriculture Defense (Secretaria de Defesa Agropecuaria) and the Department of Inspection of Animal Products (Departamento de Inspeçao de Produtos Animais), which is responsible for regulation and inspection activities related to health, technical (including labeling) and quality criteria related to the making of animal food products in all industrial units focused on national and international markets.

The inspection activity is performed by placing teams of the Federal Inspection Service (Serviço de Inspeção Federal, or “SIF”) of MAPA in the industrial units. Their scope of work includes all stages of the production process (raw materials receipt, production, labeling, storage, etc.) and they can initiate administrative proceedings in case of nonconformity, with penalties ranging from a warning to permanent suspension of business activities.

Marketing

Our marketing efforts are based on (1) diversifying our product lines and adding value to existing categories; (2) repositioning our in natura products; (3) ensuring that our brands are recognized and associated with high quality products; and (4) strengthening our reputation for quality by emphasizing high quality service to our customers. Furthermore, we intend to consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the domestic market, we sell our products primarily under the Sadia  and Perdigão brand. Apart from these major brands, we also sell our products under the brands Qualy, Deline, Prezato Sadia, Hot Pocket Sadia, Miss Daisy, Sadilar, Chester Perdigão, Na Brasa Perdigão, Meu Menu Perdigão, Sanduba Perdigão, Batavo, Cotochés, and Elegê.

The Batavo  brand recently underwent a major repositioning, whereby we are introducing a new visual identity with new packaging.

We also have well-known brands for specific products, such as Chester®, one of the most popular brands for premium poultry products in Brazil. In 2007, we acquired from Unilever a margarine brand called Claybom, along with other brands, and entered into a joint venture with Unilever to use the margarine brand Becel. We also have an ongoing joint venture with Kraft Foods products.

In our export markets, Sadia  has become a brand focused on added value and innovation.  After the inauguration of the Middle East plant in early 2014, we have further strengthened our work and potential expansion possibilities with the Sadia  brand. In 2013, we also strengthened the Sadia  brand in Hong Kong and Shanghai through releases via our Rising Star joint venture, signed in 2011 with a local partner. Our Perdix  brand continues to have an important role as a “mainstream” brand, and we are focusing on the development of its portfolio to meet local demand and complement the Sadia  brand.

In South America, we have an important role in various categories with the Paty, Qualy and Danica  brands.

C.                  Organizational Structure

See “—A. History and Development of the Company––Corporate Structure.”

D.                  Property, Plant and Equipment

Production

Our activities are organized into four segments: domestic market, export market, food services and dairy.

In the domestic market, we operate 29 meat processing plants, 11 dairy products processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in domestic market, with 28 distribution centers (16 owned and 14 of third parties), which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our export markets, we operate six meat processing plants, one margarine and oil processing plant, one sauces and mayonnaise processing plant, one pasta and pastries processing plant, one frozen vegetables processing plant and one cheese processing plant. We have 15 distribution centers in export markets (4 owned and 11 of third parties), and also some commercial offices in UK, Italy, Austria, Hungary, Japan, Netherlands, Russia, Singapore, Portugal, France, Germany, Turkey, United Arab Emirates, Cayman Islands, China, South Africa, Nigeria, Venezuela, Uruguay, and Chile.

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Araucária	Paraná	Hatcheries
Arroio do Meio	Rio Grande do Sul	Animal feed and hatcheries
Bom Conselho*	Pernambuco	Animal feed
Bugio Agrobusiness*	Santa Catarina	Pork slaughtering
Buriti Alegre	Goiás	Poultry slaughtering
Camargo*	Rio Grande do Sul	Animal feed and hatcheries
Campos Novos	Santa Catarina	Pork slaughtering
Campos Novos*	Santa Catarina	Animal feed
Campo Verde	Mato Grosso	Animal feed and hatcheries

Production Plant	State of Location	Activities
Capinzal	Santa Catarina	Slaughtering, poultry processing and hatcheries
Carambeí	Paraná	Poultry slaughtering
Carambeí*	Paraná	Animal feed
Castro	Paraná	Hatcheries
Catanduvas	Santa Catarina	Animal feed
Céu Azul*	São Paulo	Poultry slaughtering
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Poultry slaughtering and porks, industrialized products processing, animal feed and hatcheries
Dois Vizinhos	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatcheries
Faxinal dos Guedes	Santa Catarina	Animal feed and hatcheries
Francisco Beltrão	Paraná	Poultry (including Turkey) slaughtering and animal feed
Francisco Beltrão*	Paraná	Animal feed
Garibaldi*	Rio Grande do Sul	Hatchery, poultry slaughtering and animal feed
Gaurama	Rio Grande do Sul	Animal feed
Herval D’Oeste	Santa Catarina	Pork slaughtering and pork processing and hatcheries
Içara*	Santa Catarina	Animal feed
Jataí	Goiás	Poultry slaughtering, animal feed and hatcheries
Lajeado	Rio Grande do Sul	Pork and poultry slaughtering and pork processing
Lajeado*	Rio Grande do Sul	Animal feed, hatcheries and poultry slaughtering
Lucas do Rio Verde	Mato Grosso	Poultry slaughtering and pork, industrialized products, animal feed and hatcheries
Marau	Rio Grande do Sul	Poultry slaughtering and pork, industrialized products, Animal feed and hatcheries
Mineiros	Goiás	Special poultry (turkey and Chester®) slaughtering and processing, animal feed and hatcheries
Mirassol D’Oeste	Mato Grosso	Beef plant
Nova Marilândia*	Mato Grosso	Poultry slaughtering and animal feed
Nova Mutum	Mato Grosso	Poultry slaughtering, animal feed and hatcheries
Palmas	Paraná	Hatcheries
Piraí do Sul*	Paraná	Animal feed
Ponta Grossa	Paraná	Pizzas, pasta, desserts (Miss Daisy), industrialized products processing
Porto Alegre	Rio Grande do Sul	Animal feed and hatcheries
Rio Claro	São Paulo	Hatcheries
Rio Verde	Goiás	Pork and poultry slaughtering; industrialized, animal feed and hatcheries
Rio Verde*	Goiás	Animal feed
Sagrinco*	Santa Catarina	Poultry slaughtering and porks
Serafina Corrêa	Rio Grande do Sul	Poultry slaughtering
Tatuí	São Paulo	Industrialized products
Toledo	Paraná	Poultry and pork slaughtering, industrialized products processing, animal feed, and hatcheries
Uberlândia	Minas Gerais	Poultry (including turkey) and pork slaughtering, industrialized products processing and animal feed and hatcheries
Uberlândia*	Minas Gerais	Animal feed
Várzea Grande	Mato Grosso	Poultry slaughtering and beef
Videira	Santa Catarina	Poultry slaughtering, industrialized products, animal feed and hatcheries.
Vitória de Santo Antão	Pernambuco	Industrialized products

Production Plant	State of Location	Activities
Dairy products:
Barra Mansa*	Rio de Janeiro	Dairy products
Bom Conselho	Pernambuco	Dairy products
Carambeí	Paraná	Dairy products
Concórdia	Santa Catarina	Dairy products
Condessa*	Minas Gerais	Dairy products
Ijuí	Rio Grande do Sul	Dairy products
Itumbiara	Goiás	Dairy products
Ravena	Minas Gerais	Dairy products
Santa Rosa	Rio Grande do Sul	Dairy products
Teutônia	Rio Grande do Sul	Dairy products
Terenos	Mato Grosso	Dairy products
Três de Maio**	Rio Grande do Sul	Dairy products
Soybean and margarine:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Dois Vizinhos	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

*     Production facilities owned and operated by third-party producers who produce according to our specifications.

**   Facilities with two plants, one of cheese and other of powder milk

We have made investments to increase the capacity of certain units, such as Videira (SC), Ponta Grossa (PR), Paranaguá (PR), Tatuí (SP) and Uberlândia (MG). In addition, we built new units, such as for margarine (Vitória do Santo Antão-PE) and cheese (Três de Maio-RS) and expanded the slaughterhouses located at Nova Mutum (MT) and Dourados (MS). We also built a processing unit in the Middle East and invested in automation projects, process improvement, expansion in lines and support.

Part of our real estate assets are subject to liens incurred to ensure our obligations to financing agreements, payment of taxes and lawsuits, as described in note 17 to our consolidated financial statements.

Distribution

We operate 30 cross-docking points throughout Brazil, as set forth in the table below.

Distribution centers
Aparecida de Goiânia, Goiás	Leased
Belém, Pará	Leased
Carambeí, Paraná	Owned
Cuiabá, Mato Grosso	Leased
Duque de Caxias, Rio de Janeiro	Leased
Embú, São Paulo	Owned
Embu, São Paulo	Leased
Esteio, Rio Grande do Sul	Leased
ETP I Paranaguá (export).	Owned
ETP II Paranaguá (export)	Owned
Fortaleza, Ceará	Owned
Ijuí, Rio Grande do Sul	Owned
Itajaí, Santa Catarina	Leased
Jundiaí, São Paulo	Owned
Manaus, Amazonas	Leased
Marau, Rio Grande do Sul	Owned
Pavuna, Rio de Janeiro	Leased
Pinhais, Paraná	Leased
Ponta Grossa, Paraná (export)	Owned
Ravena, Minas Gerais	Owned
Ribeirão das Neves, Minas	Leased
Rio Verde, Goiás	Owned
Salvador, Bahia	Leased
Santa Rosa, Rio Grande do Sul	Owned
São José dos Pinhais, Paraná	Leased
Teutônia, Rio Grande do Sul	Owned
Uberlândia, Minas Gerais	Owned
Videira, Santa Catarina	Owned
Vitória, Espírito Santo	Leased
Vitória do Santo Antão, Pernambuco	Owned

We operate 48 transit points in Brazil, in the locations set forth in the table below.

Transit Points	Owned or Leased
Aparecida de Goiânia, Goiás (2)	Leased
Apucarana, Paraná	Leased
Aracajú, Sergipe	Leased
Araçatuba, São Paulo	Leased
Barueri, São Paulo	Leased
Bauru, São Paulo	Owned
Brasilia, Distrito Federal	Leased
Brasília, Tranzilog, Distrito Federal	Leased
Campo Grande, Mato Grosso do Sul	Owned
Campo dos Goytacazes, Rio de Janeiro	Leased
Cascavel, Paraná	Leased
Caxias do Sul, Rio Grande do Sul	Leased
Chapecó, Santa Catarina	Owned
Esteio, Rio Grande do Sul	Leased
Feira de Santana, Bahia	Leased
Fortaleza, Ceará	Leased
Governador Valadares, Minas Gerais	Leased
Guarapuava, Paraná	Leased
Guarulhos, São Paulo	Owned
Içara (Criciuma), Santa Catarina	Leased
Imperatriz, Maranhão	Leased
Itabuna, Bahia	Leased
Itaim Paulista (Zona Leste), São Paulo	Leased
Limeira, São Paulo	Leased
Macapá, Amapá	Leased
Maceió, Alagoas.	Leased
Marabá, Pará	Leased
Móoca, São Paulo	Leased
Natal, Rio Grande do Norte (2)	Leased
Niterói, Rio de Janeiro	Leased
Paraiso do Tocantins, Tocantins	Leased
Pelotas, Rio Grande do Sul	Leased
Poncho Verde, Rio Grande do Sul	Leased
Pouso Alegre, Minas Gerais	Leased
Recife, Pernambuco	Leased
Ribeirão Preto, São Paulo	Leased
Santa Maria, Rio Grande do Sul	Owned
Santos, São Paulo	Leased
São Bernardo do Campo, São Paulo	Leased
São José, Santa Catarina	Leased
São José do Rio Preto, São Paulo	Leased
São José dos Campos, São Paulo	Owned
São José dos Pinhais, Paraná	Leased
São Luís, Maranhão	Leased
Seabra, Bahia	Leased
Sorocaba/ Campinas, São Paulo	Leased
Taipas, São Paulo	Leased
Teresina, Piauí	Leased

Environment

Our activities are subject to stringent environmental laws and regulations at the local, state and federal levels regulating, among other things, the treatment and release of effluents and the management of industrial waste. In addition, our meat processing plants are subject to federal, state and local environmental licensing requirements. We believe we are in material compliance with our environmental licensing requirements.

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

We retain professionals with training in risk and waste management capable of prompt action in emergency situations. All of our meat processing plants were built in compliance with applicable environmental laws relating to the disposal of effluents and waste.

We have established guidelines and principles for environmental management based on the environmental policy ISO 14001, whose objectives and goals are well marked, and the indicators, corrective actions, internal audits, corporate audits and cross-audits are aligned with the highest level of global thinking in this area. Audits are being conducted in all units by BRF and our experts, in addition to the critical analysis of top management, which aims for continual improvement of the system.

BRF has eight units certified by ISO 14001, and these were audited by regulatory organs.

City	Activity	System implanted with “ISO” certification	“ISO” certification provide since:	Observation
Paranaguá	Margarine	X	Between 2004-2009 and now in 2012 was recertified	ISO 14001
Ponta Grossa	Manufactures Industrial	X	2011	ISO 14001
Marau Poultry and Pork	Refrigerators, Feed Mills, Manufactures Industrial	X	1997	The system is certified by ISO 9001,14001,18001
Serafina Corrêa	Refrigerators	X	2006	The system is certified by ISO 9001,14001,18001
Capinzal	Refrigerators	X	2000	We are certified since December 2000 by ISO 9001. We are certified by ISO 14001 e OHSAS 18001 since 23/01/2012.
Herval D’Oeste	Refrigerators	X	2011	ISO 14001.
Chapecó	Refrigerators	X	2007 until 2009 without certification. In 2009 certification ok	ISO 14001

We have implemented an environmental policy based on ensuring that our activities and growth are developed in harmony with the environment. We have an Environmental Coordination Committee composed of members from different functions within BRF that oversee implementation of our environmental policy and monitor our environmental practices.

We attempt to comply with all of the environmental precautions required for the way we conduct our operations and take part in environmental conservation initiatives and run a waste recycling system in conjunction with our integrated outgrowers. Although we endeavor to comply with all environmental laws and regulations, from time to time, we have been required to enter into environmental agreements with the Brazilian government relating to noncompliance with environmental licensing requirements governing the management of solid waste and effluents. Under these agreements, we must, among other things, remediate contaminated soils and repair the damage caused. If we do not comply with these obligations, we may be subject to the imposition of daily fines.

On October 16, 2008, we executed a consent agreement (Termo de Ajustamento de Conduta or “TAC”)   with the Enviromental Foundation (Fundação Meio Ambiente) of the State of Santa Catarina relating to a missing environmental license for fire prevention following a fire that affected our unit in Videira. Under that consent agreement, we were required to pay R$287,750.00 as environmental compensation to the Enviromental Foundation (Fundação Meio Ambiente) of the State of Santa Catarina. We are fulfilling all of our legal obligations, and the forecast for completion of this administrative procedure is 2015.

On March 11, 2010, Sadia executed a consent agreement with the Uberlandia Municipal Environmental Secretary (Secretaria Municipal de Meio Ambiente) by which it assumed the obligation of installation, operation and monitoring of a system capable of minimizing and eliminating the generation of odors outside the boundaries of the plant located in the Municipality of Uberlandia, in the state of Minais Gerais. The consent agreement was fully performed and the proceeding was closed.

On April 6, 2010, Sadia executed a consent agreement with the State of Mato Grosso pursuant to which it agreed to install, operate and monitor a system capable for monitoring wastewater treatment at its unit in the Municipality of Várzea Grande, State of Mato Grosso. The consent agreement was fully performed and the procedure was closed. Some seedlings planted to repair damage died during the new planting, which extended the TAC filing and is pending foreclosure by the Environmental body.

On July 19, 2010, we signed a consent agreement with the Muncipality of Rio Verde, in the state of Goias, to settle a dispute relating to deposits into a stream near our facility pursuant to which we were required to (i) pay R$100,000.00 as environmental compensation to the Muncipal Environmental Fund (Fundo Municipal do Meio Ambiente); (ii) build a sidewalk and a wire fence around the Abóbora stream; (iii) build a 24-hour staffed water monitoring system to monitor the water quality in the Abóbora stream; and (iv) discontinue use of a certain water reservoir. The consent agreement was fully performed and the proceeding was closed.

On May 13, 2011, we executed a consent agreement with the state of Mato Grosso do Sul due to an accident that led to an effluent leakage in an area under environmental protection. Under the consent agreement, we agreed to install, operate and monitor a system capable of minimizing and eliminating odor leakages outside the boundaries of the treatment stations of our plant located in the Municipality of Dourados. The consent agreement was fully performed and the proceeding was closed.

On May 13, 2011, we also executed a consent agreement with the Municipality of Rio Verde, in the state of Goias, pursuant to which we agreed (i) to pay R$480,000.00 as environmental compensation to the Municipality of Rio Verde and (ii) to report the proper destinations of waste products arising from our Rio Verde plant and agreed not to undertake potentially polluting activity without authorization from the competent environmental agency. The consent agreement was fully performed and the proceeding was closed.

On May 30th, 2011, we executed a consent agreement with SUPRAM, Uberlândia (MG), for the settlement of a legal reserve of rural properties. The fulfillment of the obligations are in progress.

On February 28, 2012, we entered into a consent agreement with the Environmental Institute of Paraná (IAP), due to pollutant emissions at the Toledo facility, committing to implement improvements to the equipment. To date, R$2,558,501.01 was invested. All obligations have been fulfilled and we are now waiting for an inspection by the environmental body to close the TAC process.

On March 1, 2012, we executed a consent agreement with the Municipal Secretariat of Urban Planning and Environment of the state of Minas Gerais, regarding the Uberlandia facility. The term held eleven administrative proceedings involving effluent, noise, odor and industrial landfill. An action plan was developed to fulfill all commitments made, and on November 1, 2012 the proceeding was closed.

On April 27, 2012, we executed a consent agreement with the Department of Environment and Resource Water of the State of Mato Grosso do Sul, facility of Lucas do Rio Verde. The procedure, which is now being serviced, was executed in virtue of the operation of swine breeding without proper environmental license. The TAC procedures are now being finalized, only pending a submission of our annual reports up until the year 2018 to the environmental agency.

On October 19, 2012, we executed a consent agreement with the Prosecutor’s Office of the state of Rio Grande do Sul, regarding the Ivoti facility. The procedure was initiated due to the release of liquid untreated effluent. The consent agreement’s obligations have been fulfilled and a fine in the amount of R$50,000 was paid, ending the proceeding on January 2, 2013.

On April 5, 2013, we signed a Term of Conduct Adjustment with the prosecution unit of Rio Casca for the deactivation of an old station of industrial effluents treatment and also to recompose the station area. At this moment is being made the implementation of the action plan, invested so far the amount of R$1,493,628.82. The TAC process will likely be completed by December 2014.

On January 24, 2013, we signed a Term of Conduct Adjustment with SUPRAM regarding the operations of our Uberlândia unit without proper licensing. The unit’s operating license was issued in January 2014 and we are awaiting approval of the completion of the TAC process.

On June 13, 2013, we signed a Term of Conduct Adjustment with federal prosecutors regarding the purchase of cattle originating from a list of the embargoed areas of “IBAMA” and the Ministry of Labour and Employment. We are receiving specialized consultancy to advise and implement the TAC rules of procedures.

In addition to our concerns with our obligations, we are also exposed to obligations of our partners. Partnerships with integrated outgrowers is one of the strategies we use to ensure that our activities and those of suppliers are performed according to world environmental standards. We are responsible for our integrated outgrowers’ licensing projects and provide technical support and guidance on the best way to manage environmental issues.

We are also aware of the need to increase and expand our environmental control systems in line with the pace of growth and diversification we expect to achieve over the next few years. All new investments involving an increase in production must build enhanced effluent treatment plants and fuel and steam generation capacity to meet the standards already reached elsewhere and, if possible, to improve upon these standards. In 2013, several environmental projects were undertaken, which has raised the total amount invested on these projects .

Insurance Coverage

We purchase insurance to cover the following risks: (1) fire, lightning, explosions and other risks to our property (buildings, equipment, machinery, furniture, inventories and goods), including business interruption insurance, with a combined maximum insured limit of R$600.0 million and assuming a total value at risk of our property and other insured assets of R$27.0 billion as of December 31, 2013 and R$26.9 billion as of December 31, 2012; (2) domestic and international cargo insurance for our goods, with maximum coverage per occurrence of U.S.$5.0 million for domestic cargo and U.S.$30 million for import and export shipping, limited to the cargo invoice amount and shipment terms; and (3) other coverage, including general liability and vehicle third-party liability.  In 2013, we did not register any significant claim in relation to our property.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 5,000  SKUs, which we distribute to customers in Brazil and in more than 110 other countries. In 2013, we sold approximately 5.9 million tons of food products,  representing a 7.4% decrease compared to our sales volumes reported in 2012.  We report our results according to the following segments, divided according to the sales channel:

•         Domestic market, which includes our sales within Brazil, except for dairy products and sales to food services customers.

•         Export market, which includes our export sales and sales generated outside Brazil, except for dairy products and sales to food service customers.

•         Dairy, which includes our sales of milk and dairy products, produced both domestically and abroad.

•         Food service, which includes sales of all products in our portfolio, except for dairy products, in the domestic and export markets in the food service category, which includes fast food chains, restaurants, hotels and the institutional market.

Within these segments, we report net sales in important product categories, to the extent relevant to a given segment:

•         Poultry, consisting of frozen whole and cut chickens and other poultry sold in both our domestic and export markets and in our food service segment;

•         Pork and Beef, consisting of frozen pork cuts and beef cuts sold in both our domestic and export markets and in our food service segment;

•         Processed Products, sold in both our domestic and export markets and in our food service segment, such as the following:

•         marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•         specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

•         frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

•         Other Processed Products, sold in both our domestic and export markets and in our food service segment:

•         frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies;

•         juices, soy milk and soy juices; and

•         margarine;

•         Milk, consisting of both UHT and pasteurized milk sold in Brazil in our dairy products segment;

•         Other Dairy Products, such as flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts sold primarily in Brazil but also abroad in our dairy product segment; and

•         Other, such as soy meal, refined soy flour and animal feed sold in our domestic and export markets.

In 2013, we generated 32.0% of our net sales from in natura poultry, 9.3% from in natura pork and in natura beef, 41.0% from processed meat products and other processed products, 9.2% from dairy products, 5.2% from food service and 3.3%  from other products.

In the domestic market, which accounted for 56.2% of our total net sales in 2013, we operate under such brand names as Sadia, Perdigão, Batavo, Elegê, Qualy, Chester, among others. We use Becel Brand (through a strategic joint venture with Unilever) and Turma da Mônica (under license), which are among the most recognized names in Brazil. In our export markets, which account for the remaining 43.8%  of our total net sales, the leading brands are Perdix, Sadia, Hilal, Halal, Paty, Corcovado, Batavo, Fazenda, Borella  and Confidence.

We export primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. We export to more than 5,000 clients, with customers in Europe accounting for 15.6%  of our export net sales in 2013; the Far East, 20.4%; Eurasia (including Russia),6.9%; the Middle East, 32.1%  and the Americas, Africa and other regions, 25.0%.

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

Brazilian and Global Economic Conditions

After years of hyperinflation, the annual interest rate fell significantly with the adoption of the Real Plan in 1994. Brazil currently works with a system of annual inflation targets. For the year 2013, the target was established by the National Monetary Council (“CMN”) at 4.5%, with a variation of two percentage points above or below. Brazil recorded an inflation rate of 6.50%, 5.84% and 5.9% in 2011, 2012 and 2013, respectively. The related increase in prices tends to reduce the purchasing power of consumers, especially among the lower classes.

In recent years, the Brazilian labor market has significantly improved and the unemployment rate has been falling, reaching the lowest historical level in November 2013 at 4.6%. In parallel, in the past years, due to manpower deficit, wages rose, thus increasing income levels and contributing to accelerated rates of consumption. While demand grew, worker productivity fell along with levels of investment (to expand productive capacity). With more people consuming and less products available, an imbalance results and is reflected in prices. After several years of increasing consumption, in 2013 Brazilian consumer confidence decreased, and personal credit supply shrunk, explaining the slowdown in consumer spending.

An appreciation of the Brazilian real against the U.S. dollar may lead to a dampening of export-driven growth. Financial revenues generated by exports are reduced when translated into reais during the periods in which the real appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of Brazilian exports. However, a depreciation of the Brazilian real against the U.S. dollar can lead to higher exports and revenues, as it did in 2013. In 2013, the real depreciated 15.1% against the U.S. dollar, despite government intervention through traditional currency swaps and auctions of dollars under repurchase agreements intended to lower depreciation. As a result, Brazil’s GDP increased 2.3% in 2013.

For a discussion of global economic conditions and further information about conditions in our export markets and the Brazilian market, see “—D. Trend Information.”

Effects of Trade and Other Barriers

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, whether: (i) tariff barriers, or high rates that ultimately protect certain markets; and (ii) non-tariff barriers, mainly import quotas, sanitary barriers (which are the most common type of barriers faced by the meat industry) and technical/religious barriers. In addition, some countries employ subsidies for production and exports, which tend to distort international trade and interfere with our business.

With regard to sanitary requirements, most countries demand specific sanitary agreements so that Brazilian producers can export to them. Moreover, zoonosis outbreaks may result in banishment to imports.

In addition to trade barriers, the economic conditions of a particular market (national or international) may interfere with the demand for all types of poultry, swine and bovine meat, as well as other processed products.

We continuously monitor trade barriers and other import restrictions in the global poultry, pork and beef markets, since these restrictions significantly affect the demand for our products and the levels of our exports. These restrictions often change, as illustrated by the following examples:

Tariff barriers (classical form and derived from trade defense disputes)

•         Until mid-2013 the import tariff for whole chicken in Mexico was 234%.

•         India imposes an import tariff of 100% for chicken cuts and processed products.

•         Morocco imposes an import tariff of 116% for in natura chicken meat.

•         The EU and Russia protect their meat industries by applying import quotas and high tariffs (occasionally prohibitive) on volumes imported outside of the quota.

•         Canada imposes import tariff of 238% for whole chicken and chicken cuts imported outside of the quota.

•         Until 2008, Ukraine restricted pork imports by imposing higher taxes on them in the retail market. In March 2009, Ukraine initiated a dumping investigation on the imports of poultry meat originating in the U.S. and Brazil. In 2010, the investigation of Brazilian exports was halted when no evidence of dumping was found.

•         In 2010, China imposed antidumping duties against chicken meat originated in the U.S., harming the trade between both nations. In September 2011, the U.S. initiated a panel at the WTO against the measure and one year later WTO ruled in favor of the U.S. and suspended the measure imposed by China.

•         In 2011, Mexico initiated a dumping investigation against the CLQ originated in the U.S. and from January 2012 on, following a favorable decision to Mexico, the country imposed high tariffs on the imports of the product (129.5%). In August 2012, the measure was suspended due to an avian flu outbreak that damaged the Mexican poultry industry.

•         In June 2011, South Africa initiated a dumping investigation against Brazilian chicken. In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily interrupted Brazilian exports. The final resolution of the investigation, in favor of Brazil, was announced in December 2012 with no application of antidumping measures.

•         In January 2013, Chile initiated a dumping investigation against several products imported from Argentina, including corn and chicken meat. The investigation was closed with no application of antidumping measures.

•         In May 2013, Chile initiated a safeguard investigation to protect its pork industry. The matter was settled in October 2013 with no application of safeguard measures.

•         In September 2013, South Africa raised duties on chicken products originating in all countries except the EU (due to a free trade agreement between them that establishes zero tariff on poultry products). Tariffs increased to 82% on whole chicken, 12% on boneless cuts and 37% on bone-in cuts.

•         In November 2013, South Africa initiated a dumping investigation on frozen chicken imported from Germany, the Netherlands and the United Kingdom.

Non-tariff barriers

Import quotas

•         In 2005, Brazil obtained a favorable result in a panel against the EU at the WTO regarding the reclassification (and tariff increase) of salted chicken breast meat exports. In return, the EU introduced quotas on imports of certain tariff codes, especially for salted chicken breast, marinated turkey breast and processed chicken, and  in July 2007 Brazil was awarded the majority of these quotas.

•         Russia utilizes quotas to control the imports of pork, beef and poultry. As part of the negotiations surrounding its accession to the WTO, Russia has made some changes to its quota criteria as of 2013. Regarding chicken imports, Russia defined a quota of 250,000 tons of bone-in products, with no geographical breakdown. The intra-quota tariff is 25% and the extra-quota is 80%. There is also a quota of 70,000 tons of boneless cuts, of which 56,000 tons are reserved for the EU. As for swine, it was defined at a 400 thousand ton quota with zero tariff on intra-quota volumes and 65% for volumes imported outside the quota. For bovine imports, Russia has established a quota of 530 thousand tons for all WTO members, of which 60 thousand belong to the EU and 3 thousand to Costa Rica.

•         Canada imposes import quotas for bovine and poultry meat. Its bovine quota is applied to all countries, except the U.S., Mexico, Chile and Peru. Its chicken meat quota is valid for all countries.

Sanitary barriers

•         In 2007, Russia reopened its market to Brazilian beef and pork products from certain states after imposing restrictions in 2006. Again in June 2011, Russia imposed restrictions on imports of Brazilian poultry, pork and beef from about 100 producing units due to alleged sanitary concerns, including a complete ban on imports from the states of Rio Grande do Sul, Santa Catarina and Mato Grosso. There has been some progress toward the reopening of these units but nothing has been agreed upon yet, despite several meetings between technical bodies from the two governments. Until November 2013, of the 20 pork producing units, 5 are authorized to export. Concerning bovine meat, of 56 units, 22 are authorized to export. For chicken, 8 out of 38 units are approved to export, of which one is under enhanced control.

•         In early 2012, Albania suspended all pork imports from Brazil, but resumed such imports in early 2013.

•         Between late 2012 and early 2013, several countries (including Japan, South Africa, China, Saudi Arabia, Peru, Lebanon, and others) suspended Brazilian bovine imports after a possible case of BSE in the state of Paraná was reported. Throughout 2013, some countries have resumed imports from Brazil, but most embargoes remain.

•         During the second quarter of 2013, Ukraine suspended Brazilian swine exports, claiming sanitary issues. Trade resumed in July 2013.

•         Several major markets (despite progress in trade negotiations) are not yet open to Brazilian meat products due to sanitary barriers. Some examples are South Africa, the EU, Korea and the U.S. for swine meat and Malaysia, Taiwan and Indonesia for chicken meat.

•         Outbreaks of avian flu have already harmed the consumption and exports of chicken meat in several countries, like the U.S., China/Hong Kong, Thailand and Mexico.

Technical barriers

•         Iraq and Iran consistently impose barriers to chicken imports from Brazil. Throughout 2011, Iraq adopted several administrative barriers, such as a requirement for additional certification beyond that previously requested and a changing of the packaging and label data used. Iran also restricted Brazilian exports of poultry meat several times during 2012 and in early 2013 to protect its local industry.

•         Argentina also often imposes trade barriers. Throughout 2012, Argentina imposed several restrictions on swine meat originating in Brazil, citing alleged sanitary issues and hindering the release of import licenses. The situation was settled in early 2013.

•         Muslim countries generally require imported products to be produced using the Halal  method and some Jewish consumers follow kosher  standards.

•         The EU applied the Hilton Quota on the imports of beef, imposing technical requirements such as traceability and a definition of which types of cuts are permitted to be imported.

In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new requirements in order to minimize their effect on our net export sales. In the long term, these restrictions affect the growth rate of our business.

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

More recently, a viral disease named as Pork and epidemic diarrhea (PED) was diagnosed in North America and Asia. The principal clinical signs are enteric symptoms, stunting and high mortality. In these places the disease was responsible for significant reduction in terminated animals and consequent increasing price due to low offer. There isn’t yet a vaccine to prevent the disease but general management and biosecurity reduce the impact.

Effect of Export Market Demand on the Domestic Market

Demand fluctuations for poultry, pork and beef products in our export markets often have an effect on the supply and selling prices of those products in the domestic market. This is a result of a demand decrease in key export markets caused by the imposition of trade barriers, global economic factors, and concerns about animal disease outbreaks, among others. Brazilian exporters generally redirect the products for that market to the domestic market, increasing the supply of those products internally and often negatively impacting the selling price. This consequently affects our net sales in the domestic market.

For example, in early 2013 Ukraine banned pork imports from Brazil causing an oversupply of products in the domestic market as Brazilian exporters, including BRF, redirected their products to the domestic market, and this reflected negatively in the average selling price.

We monitor the actions of our domestic competitors since they are also impacted by external market changes and may also redirect their products to the domestic market. In addition, we pay close attention to fluctuations in supply generated by producers in the U.S., the EU and other regions since increases in production in those markets can lead to a greater supply in other countries.

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 24.6% of our cost of sales in 2013 and 25.0% in 2012. Although we produce most of the hogs we use for our pork products, in 2013 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them.  In 2013, the average corn price in Brazil was 11.2% lower than the average corn price in 2012, and prices were considerably lower throughout the year.  For example, corn prices in December 2013 were 23.8% lower than in December 2012.  In 2013, the average Soybean meal price in Brazil was 3.7% higher than the average price in 2012, and comparing December 2012 to December 2013, soybean meal prices in Brazil were up by 10.6%.  The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

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

Wholesale Corn Prices at Cascavel, State of Paraná (R$ per 60 Kg sack)

Current Brazilian government estimates of the Brazilian corn harvest in 2013-2014 forecast 78.9 million tons, according to a survey undertaken in January 2014 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a 2.5% decrease from 81.0 million tons harvested in 2012-2013. Of these 78.9 million tons, 32.8 million tons are forecast for the summer crop and 46.2 million tons for the second crop (safrinha), to be harvested from July to September 2014.

The following graph illustrates the movements in the price of soybean meal in Ponta Grossa in the State of Paraná (a commonly used reference price for soybean meal in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean meal Prices at Ponta Grossa, State of Paraná (R$ per ton)

According to a survey released by CONAB in January 2014, current Brazilian government estimates of the Brazilian soybean harvest in 2013-2014 forecast 90.33 million tons. This estimate represents a 10.8% increase from the soybean harvest in 2012-2013.

The estimated total exports of soybeans in the 2013-2014 harvest is 45.9 million tons, which represents a 7.3% increase from the 2012-2013 harvest 42.79 million tons.  Inventory volumes for the 2013-2014 harvest may be increased compared to 2012-2013.  CONAB estimates Brazilian inventories of 5.6 million tons, while in the last season stocks reached 0.9 million tons.

Revenues from exports of soybeans in 2013 totaled U.S.$ 31 billion, with an average price of U.S.$ 538.60 per ton, compared with an average price of U.S.$533.51 per ton in 2012.  With higher exports of soybeans, average prices of domestic soybeans dropped 1.5% in 2013 relative to 2012, primarily as a result of a huge soybean harvest (+22.8% as compared with the 2011/2012 harvest).

For further information about trends in commodity prices in 2013,  see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2013	2012	2011
Appreciation (depreciation) of the real against the U.S. dollar	(14.64%)	(8.5%)	(12.6%)
Period-end exchange rate (U.S.$1.00)	R$2.34	R$2.04	R$1.88
Average (daily) exchange rate (U.S.$1.00) (1)	R$2.16	R$1.95	R$1.68
Period-end Basic interest rate SELIC (2)	10.00%	7.25%	11.00%
Inflation (INPC) (3)	5.56%	6.20%	6.08%
Inflation (IPCA) (4)	5.91%	5.84%	6.50%
Inflation (IGP-M) (5)	5.51%	7.82%	5.10%

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

We had total foreign currency-denominated debt obligations in an aggregate amount of [R$6,108.7 million] at December 31, 2013, representing approximately [60.0%] of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to suppliers. In addition, we buy energy to run our production facilities pursuant to long-term contracts that contain periodic inflation adjustments according to the IGP-M index.

In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers’ syndicates and unions. Generally, unions follow the INPC as a parameter for their negotiations.

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. At December 31, 2013, approximately 21.9% of our total liabilities with respect to indebtedness and derivative instruments of R$10,538.4 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six-month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2013	2012	2011
	(%)	(%)	(%)
TJLP	5.0	5.8	6.0
CDI	8.0	8.4	11.6
Six-month LIBOR	0.41	0.69	0.51

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil.  In 2013, freight costs represented approximately 5.2% of our net sales.  In 2012 and 2011, freight costs represented approximately 5.2% and 5.6% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

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

Limitation on Comparability of Our Financial Statements

We have engaged in numerous acquisitions in recent years.  For more information on our acquisitions in 2012 and 2013, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments.” In addition, we disposed of significant assets to Marfrig in 2012, and that transaction is described in “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia—Agreement with Marfrig.”

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2013, 2012, and 2011 on a historical basis.

	Years Ended December 31,
	2013	2012	2011
	(%)	(%)	(%)
Net sales	100.0%	100.0%	100.0%
Cost of sales	75.2%	77.4%	74.1%
Gross profit	24.8%	22.6%	25.9%
Operating expenses:
Selling expenses	15.2%	15.1%	14.9%
General and administrative	1.5%	1.4%	1.7%
Other operating revenues (expenses)	1.8%	1.3%	1.6%
Equity interest in income of affiliates	—	0.1%	—
Operating income	6.4%	4.9%	7.8%
Financial income (expenses), net	2.4%	2.0%	1.9%
Income (loss) before taxes	4.0%	2.9%	5.9%
Income and social contribution taxes - current	0.5%	—	0.6%
Net income (loss)	3.5%	2.9%	5.3%
Attributable to BRF	3.5%	2.9%	5.3%
Attributable to non-controlling interest	—	—	—

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2013 was 10.6%.

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS in 2013. However, we currently benefit from a suspension of these taxes for in natura meat of porks, poultry and beef cuts as well as a zero tax rate for some dairy products.

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

The table below sets forth our gross sales and deductions for 2013, 2012, and 2011:

	As of December 31,
	2013	2012	2011
	(in millions of reais)
Gross sales:
Domestic sales	15,831.5	15,175.3	14,299.5
Foreign sales	13,857.4	11,977.6	10,363.7
Dairy products	3,306.6	3,206.8	2,999.2
Food service	1,856.1	1,775.9	1,698.3
	34,851.6	32,135.6	29,360.7
Sales deductions
Domestic sales	(2,853.1)	(2,556.5)	(2,669.5)
Foreign sales	(728.7)	(351.6)	(270.5)
Dairy products	(498.8)	(492.7)	(460.4)
Food service	(249.9)	(217.4)	(253.9)
	(4,330.4)	(3,618.2)	(3,654.4)
Net sales
Domestic sales	12,978.4	12,618.8	11,630.0
Foreign sales	13,128.7	11,626.0	10,093.1
Dairy products	2,807.9	2,714.1	2,538.8
Food service	1,606.3	1,558.5	1,444.3
	30,521.2	28,527.4	25,706.2

We report net sales by segment. Because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets.  We report the following four segments: domestic market, foreign market, dairy products and food services.  Within these segments, we report a breakdown of net sales by the following product issues: (i) poultry (in natura whole poultry and cuts), (ii) pork and beef cuts (in natura cuts); (iii) processed (processed foods, frozen and processed products derived of poultry, pork and beef); (iv) other processed (processed foods like margarine and vegetable and soybean-based products); (v) milk (including pasteurized and UHT, or “ultra-high temperature,” milk); (vi) dairy products (foods milk derivatives, including flavored milk, yogurts, cheeses and desserts) and other beverages (including fruit- and soybean-based beverages); and (vii) others (including animal feed, soy meal and refined soy flour).  See Note 5 to our consolidated financial statements for the year ended December 31, 2013 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

Beginning in 2012, we no longer separately report processed meats and other processed products, However, we have kept our historical data of these product lines for comparison relating to our results of operations for 2011.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following provides a comparison of our results of operations for the year ended December 31, 2013 against our results of operations for the year ended December 31, 2012, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Net Sales

Our net sales increased R$2,003.8 million, or 7.0%, to R$30,521.2 million in 2013 from R$28,517.4 million in 2012, primarily due to a strong sales performance in the first half of the year in the domestic market and the recovery in export revenue in overseas markets, as well as a further devaluation of the real against the U.S. dollar.

Domestic Sales

Our domestic net sales increased R$359.6 million, or 2.8%, to R$12,978.4 million in 2013 from R$12,618.8 million in 2012.  In 2013, 219 innovation projects were developed, leading to the launch of 99 new products in the domestic market, including (1) Hot Dog Perdigão, (2) Assa Fácil Line, (3) Isca de Frango Sadia, (4) Hidra- union of fruit flavor to whey and their nutritional attributes as vitamin C, selenium, magnesium, potassium, phosphorus and calcium, (4) Commemorative line – inclusion of fish option, (5) Rice and more- ready meals, with more complete nutritional functions, (6)  Nuggets with reduction of 55% of total fat and 52% of sodium, (7) Plataforma Na Brasa of Perdigão, and  (8) Turkey breast – 100% intact.

Besides a 2.8% increase in revenues, volumes decreased 13.0% and average prices were 18.2% higher against an increase of 13.6% in average costs, reflecting operating profits of R$1.3 billion in this segment, a 30.3% increase, with an operating margin of 10.2% in 2013 compared with 8.0% in 2012.

Three strategic initiatives have been established for domestic market business in 2014, the first full year as a completely unified operation: [identify the role and positioning of each category in the market; establish strategies for each brand; and effectively capture synergies through the increase in productivity and efficiency at low cost. We believe will be possible thanks to the seamless operation of a single company using distribution centers operating all the brands and deliveries being realized in a single vehicle.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

	2013	2012	% Change	2013	2012	% Change
	(in thousands of tons)			(in millions of reais)
In natura meat:
Poultry	275	329	(16)	1,492	1,351	10
Pork/beef	132	134	(1)	947	911	4
Total in natura meat	407	463	(12)	2,439	2,262	8
Processed foods	1,498	1,643	(9)	9,599	9,462	1
Other sales	324	456	(29)	941	894	5
Total	2,229	2,562	(13)	12,978	12,618	3

The following table sets forth our average selling prices in the domestic market.

	Average Selling Prices
	2013	2012	Change 2013-2012
	(in reais per kg)		(%)
Domestic market	5.82	4.93	18.2

Foreign Sales

Our net foreign sales increased R$1,503 million, or 12.9%, to R$13,128.7 million in 2013 from R$11,626.0 million in 2012, primarily due to 1.5% higher volume, totaling 2.5 million tons. Average prices showed a gradual recovery as supply adjusted to demand in the leading markets, rising by 11.2% in local currency terms. Operating margins increased 166.2% from 1.3% in 2012 to 3.0% in 2013.

The following table provides a breakdown of changes in net sales and volumes in our export markets.

	2013	2012	% Change	2013	2012	% Change
	(in thousands of tons)			(in millions of reais)
In natura meat:
Poultry	1,750	1,795	(3)	8,262	7,569	9
Pork/beef	268	307	(13)	1,897	1,867	2
Total in natura meat	2,018	2,102	(4)	10,157	9,436	8
Processed foods	447	372	20	2,914	2,182	34
Other sales	55	9	529	56	8	627
Total	2,520	2,483	2	13,129	11,626	13

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	2013	2012	Change 2013 – 2012
	(in reais per kg)		(%)
Export markets	5.21	4.68	11.2

Below we discuss our leading markets.

Middle East. This region includes the most significant countries comprising the so-called Menasa (Middle East, North Africa and South Asia) block, the most strategically important region for our process of internationalization. A leader in the region with premium brands and an increasingly consolidated distribution model, in 2012, we began the building of a processed foods plant in Abu Dhabi in the United Arab Emirates with rollout scheduled for the middle of 2014. We estimate that investment in the new unit will be approximately US$160 million with an annual production capacity of about 80 thousand tons/year in breaded products, hamburgers, pizzas, and industrialized and marinated products. Local production of processed items allows us to adapt the products in line with regional demands and to expand the portfolio in the Food Services channels.

In 2013, our net revenue in the Middle East increased 7.9% and our volume decreased 2.3%.

Far East. The Japanese market suffered from high inventories carried over from 2012, pressuring prices and margins, although there were signs of improvement recently. We expect inventory levels to normalize during 2014. The Japanese market for overseas pork meat opened in June and BRF was the first Brazilian company to make a shipment.

The opening of a commercial office in Seoul, South Korea will support the objective of expanding the client portfolio and developing new markets in the region.

The final quarter of 2013 in Japan was characterized by a normalization of local inventory of imported products and by strong domestic demand due to the highly seasonal nature of the period, reflected in average price increases. In the Far East, negotiations ahead of the Chinese New Year produced strong business opportunities. Moreover, SIF 103 (Serafina Corrêa unit) for export of in natura chicken meat to China was rehabilitated following a Chinese mission to visit the plant in late December.

Comparing the fourth and third quarters of 2013, the Asian market posted an increase of 10.3% in volume and 15.6% in net revenue. The full fiscal year also reported a slight improvement of 2.2% growth, with net foreign sales increasing by 13.4%.

Americas. After assuming control of Quickfood in Argentina, whose main brand is Paty (a leader in the hamburger market), Avex and Dánica, our efforts in 2013 concentrated on the integration of these companies and streamlining processes, using the distribution chains to expand the Paty and Sadia brands in Argentina, Uruguay, Paraguay and Chile. Despite adverse economic conditions and an increasingly complex outlook for business in Argentina, our principal market, we remain convinced of the value of our long term activities in the Southern Cone, a region where we possess a solid portfolio of brands, distribution capabilities and local production capacity.

Implementation of SAP software system at Avex and Quickfood in Argentina is ongoing. The changes are expected to bring synergies to the businesses and make processes increasingly more efficient. In this market, demand for BRF’s exports come principally from Argentina and Venezuela, accounting for nearly 90% of volume. A safeguard process begun by Chile to protect its local industry ended in November 2013 without any measures being implemented.

Our business in the Americas increased by 8.2% in net revenue in the fourth quarter of 2013 compared to the same period in 2012, with a decrease in volume of 2.7%. In 2013, net revenue in the region increased by 50.4% and our volume increased 27.4%, due to the consolidation of contribution of Quickfood to our results of operations in 2013.

Europe/Eurasia. In 2013, this region reported an improvement in product mix and a recovery in prices, principally in the second half as an economic recovery in Europe began. A new high quality line of products, such as nuggets based on chicken breast and sold under the Chixxs brand and developed at the Plusfood plant, was well received by consumers in the United Kingdom and Benelux. Our operations in Italy returned to growth due to the Speedy Pollo brand and an effective distribution model.

In line with results for the preceding quarter, in the fourth quarter of 2013, the European market recorded an important recovery in domestic consumption, with BRF’s export volume growing by 10.5%.

Parallel to volumes, average prices were also 9.5% higher, resulting in an increase in net export sales of 21.1% compared to the third quarter of 2013. However, the full year showed a decrease of 3.6% in volume but an increase of 8.9% in net revenue, reflecting higher average prices. Germany, the United Kingdom and the Netherlands remained the principal importers of BRF’s products, together accounting for more than 60.9% of BRF’s exports to Europe.

In the fourth quarter of 2013, the Eurasian market experienced a weaker performance relative to the preceding period, with a 16.9% decrease in our shipments by volume and a 12.0% decrease in net foreign sales. The main factor contributing to this result was the Ukrainian trade ban on Brazilian exports, which began in the middle of November and had not been resolved by the year-end. This was the second time the Ukrainian authorities imposed restrictions on Brazilian imports during the year, the first being during the second quarter for sanitary reasons. In 2013, we reported a 26.8% decrease in volume and 13.1% decrease in net revenue in the region.

Africa. In light of growing consumption of animal protein, Africa has become one of BRF’s principal potential markets. Currently, the company exports to the continent products processed at more than 30 plants in Brazil in partnership with local distributors in Morocco, Libya, Ghana, Congo, Angola, Mozambique, Mauritius, The Seychelles and an additional 15 countries. Over the past two years, the sales team for the region has expanded while a regional marketing department was set up in 2013 to develop campaigns to facilitate the penetration of Sadia-branded products in the region.

In the fourth quarter of 2013, we reported a 11.5% decrease in net foreign sales and a 12.5% decrease in volume, due to higher existing inventory of griller chicken in Angola, BRF’s leading market for this product in Africa. Libya, another important market for griller, is experiencing financial difficulties, reflected in a 40% month-on-month drop in export volume in December. In 2013, we reported net sales that were 2.5% higher despite the 8.2% decrease in volume of our exports to the region.

We launched 96 products in the international market during the year and an additional 24 food services products. In 2013, we recorded the following revenues and volumes in our primary markets.

Primary Markets	Revenues	Volume
	(in thousands U.S.$)	(in thousands of tons)
Middle East	1,992,030	403,861
Far East	1,264,510	242,517
Europe	970,692	140,875
Eurasia	426,759	67,274
Americas	1,073,756	187,991
Africa/Other	475,493	144,966

Dairy Products

The Brazilian dairy products market increased 16.3%, reaching approximately R$18.4 million in 2013, driven by the Yogurts, Fermented Milks, Petit Suisse and Powdered Milk products, according to Nielsen.

BRF’s dairy products segment has a 10.8% market share by value in Brazil, behind Nestlé and Danone.

Our strategy of focusing on a mix with greater added value and reducing the dependence on UHT milk continued throughout 2013, thus contributing to more positive results. Our net sales in the dairy products segment increased 3.5%, to R$2,807.8 million in 2013 from R$2,714.1 million in 2012, primarily due to 22.3% higher average prices, while volumes were 15.4% down and average costs increased 19.3%, reflecting the high cost of milk collection during 2013. Operating results improved from negative R$6.6 million in 2012 to R$60.1 million in 2013.

	2013	2012	% Change	2013	2012	% Change
	(in thousands of tons)			(in millions of reais)

Dry division	543	700	(22)	1,446	1,636	(12)%
Fresh and frozen division	253	278	(9)	1,282	1,018	9%
Other sales	103	85	21	80	60	33%
Total	899	1,063	(15)	2,808	2,714	3%

The following table sets forth our average selling prices of dairy products.

	Average Selling Prices
	2013	2012	Change 2013-2012
	(in reais per kg)		(%)
Dairy products	3.12	2.55	22.3%

Food Service

The food service segment has faced a number of challenges in 2013. Macroeconomic factors, such as services inflation, cost of commercial space and labor overheads and reduced disposable incomes, have all negatively impacted consumption of the new middle classes. However, two factors provide potential growth in increasing eating habits outside of the home. First, there has been a growth in structured restaurant networks, all increasingly professionalized on the basis of franchise agreements that allow for maturation over the medium term. Secondly, the evolution of shopping malls has seen major expansion, principally in the interior of the country and consequently acting as a catalyst for expanding food services transactions outside of the main areas of Rio de Janeiro and São Paulo.

During 2013, BRF’s food services business focused on the optimization of operations. Following an analysis of internal processes, synergies have been captured in the sales forces: 75% of the commercial team was unified during the year and the forecast is for this to be 100% complete in early 2014.

Segment innovation has also concentrated on a professional portfolio concept, whereby specific products are developed for food services, such as the Creme Culinário Elegê and the Chicken McBites products.

The relationship service structure and sales team trainings were both upgraded during the year and the number of chefs increased. The latter also have the responsibility of sponsoring six finalists in the Chef of the Future contest. A BRF initiative in partnership with the Anhembi -Morumbi and FMU universities together with Senac São Paulo, the contest challenged students in the Gastronomy courses at these institutions in the city of São Paulo to create a product for facilitating the daily activities of cooks: 200 candidates entered proposals exceeding by 42% initial expectations of 140 entries. In 2014, the contest will be taken nationwide.

In 2014, a new segmentation will be implemented that classifies clients according to their value profile, as part of our continuing process of upgrading productivity through excellence in execution. For example, the execution of a Christmas Kits project was conducted, with sales seeing considerable growth for the year at 16%.

Our net sales in the food services segment increased 3.1%, to R$1,606 million in 2013 from R$1,558 million in 2012, with volumes 5.7% lower due to economic conditions. Average costs increased 7.9% compared to 2012 and operating profit increased 7.5% to R$177 million, reflecting a decrease in our operating expenses.

	2013	2012	% Change	2013	2012	% Change
	(in thousands of tons)			(in millions of reais)

Total	217	230	(6)	1,606	1,558	3

	Average Selling Prices
	2013	2012	Change 2012-2011
	(in reais per kg)		(%)
Food service	7.41	6.77	9.3

Cost of Sales

Cost of sales increased 4.0% compared to 2012 to R$23.0 million from R$22.1 million, primarily due to: (1) labor costs; (2) soybean meal costs; (3) increases in dollar-indexed items such as packaging and vitamins; and (4) freight charges.

Gross Profit

As a result of the foregoing, our gross profit amounted to R$7.6 billion from R$6.5 billion, a 17.3% increase for the year, with a gross margin higher than 2012, increasing from 22.6% to 24.8% due to pass-through costs to prices and an improved domestic market product mix, as well as improvements to feeding conversion rates and slaughtering productivity.

Operating Expenses

Our operating expenses remained stable across 2013 and 2012, varying to R$5,086.4 in 2013 from R$4,706.2 million in 2012, due to a significant rise in administrative expenses from the hiring of outside consultancies in support of BRF’s Acceleration and Strategic Plan projects, as well as increases in IT expenditure mentioned above.

Selling Expenses

Our selling expenses increased 7.1% to R$4,624.3 million in 2013 from R$4,317.3 million in 2012, primarily due to higher labor costs.

General and Administrative Expenses

Our general and administrative expenses increased 18.8% to R$462.1 million in 2013 from R$388.9 million in 2012, primarily due to a significant increase in administrative expenses related to the hiring of outside consultancies to support our acceleration and strategic plan projects, as well as an increase in our IT costs.

Other Operating Expenses

In light of CPC 33, which retroactively amended the accounting policies previously adopted for measuring and disclosing employee benefit plans, the figure shown in other operating expenses account for 2012 has been adjusted. The amount for the item in question was increased from R$179.6 million to R$245 million in the fourth quarter of 2012 and from R$381 million to R$446 million for the full year 2012. The principal adjustments were in the complementary pension defined benefit plan (FAF), amounting to an expense of R$85.4 million and a revenue of post-employment benefits related to the healthcare plan of R$19.9 million.

In 2013, we recorded certain non-recurring expenses arising from the Restructuring Plan and impacting this line. These expenses included adjustments to personnel as a whole and executive staff and the engagement of consultancies amounting to R$71.1 million in the fourth quarter of 2013.

In the fourth quarter of 2013, we froze certain investments for increasing capacity as part of our strategic plan and have already provisioned the partial result, representing R$34.6 million. A further R$6.1 million was provisioned in the quarter for the rationalization of Domestic Market and Food Service SKUs. These non-recurring expenses totaled R$111.7 million, impacting other operating expenses by R$193.6 million in the quarter and of R$535 million in the full fiscal year. This translated into a decrease of 21% in the quarter but an increase of 20% for 2013 as a whole compared with the adjusted number for 2012 (as mentioned above).

Operating Income

As a result of the foregoing, our operating income before financial expenses increased 48.1% to R$1,959.6 million in 2013 from R$1,323.4 million in 2012.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2013	2012	Change 2013-2012
	(in millions of reais)		(%)

Domestic market	1,322.2	1,014,8	30.3
Export markets	400.2	150,3	166.2
Dairy products	60.1	(6,6)	––
Food service	177.1	164,7	7.5
Total	1,959.6	1,323	48.1

Financial Income (Expenses), net

Net financial expenses totaled R$747.5 million from R$570.6 million, a 31.0% increase, primarily due to higher gross debt and interest charges as well as the impact of the foreign exchange translation effect. In light of the high level of exports, we conduct operations in the derivatives market with the specific purpose of currency hedging. In accordance with hedge accounting standards (IAS 39), the company uses financial derivatives, such as NDFs, and non-derivative financial instruments, such as foreign currency debt, for hedge operations, as well as eliminate respective unrealized foreign exchange rate variations from the income statement (Financial Expenses line item).

The use of non-derivative and derivative financial instruments for foreign exchange protection permits a significant reduction in net currency exposure of the balance sheet, thus providing an exposure with a sold position of U.S.$80.4 million “sold” in the third quarter of 2013 compared to a U.S.$28.7 million “bought” position at the end of the fourth quarter.

Income Before Taxes

As a result of the foregoing, our income before taxes amounted to R$1,212.1 million from R$752.8 million, a 61.0% increase for the year.

Income Tax and Social Contribution

Income tax and social contribution expense totaled R$145.3 million against a credit of R$24.6 million in 2012, this representing a negative effective tax rate of 12.0% and a positive effective tax rate of 3.3%, respectively. Income tax and social contribution recorded a revenue of R$6.2 million in the quarter against revenue of R$72.8 million in the fourth quarter of 2012, representing an effective tax rate of 3.1% and 16.1%, respectively. Key factors leading us to show an effective tax rate lower than the nominal rate are related to tax credits accruing from the payout of interest on capital, subsidies granted on investments and benefits relating to foreign exchange variation on overseas investments.

Net Profit

As a result of the foregoing, our net profit increased 38.0% to R$1,062.4 million in 2013 compared to R$770.0 million with a net margin of 3.5%, an increase from 2.7% in 2012, primarily due to a better trading environment for the company’s exports together with the pass-through of costs to domestic market prices, thus offsetting the pressures on gross margin despite weaker demand.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following provides a comparison of our results of operations for the year ended December 31, 2012 against our results of operations for the year ended December 31, 2011, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Net Sales

Our net sales increased R$2,811.2 million, or 10.9%, to R$28,517.4 million in 2012 from R$25,706.2 million in 2011, primarily due to organic growth, the incorporation of companies acquired in Argentina, especially Quickfood, and an expanded portfolio due to the launch of various products and categories designed to minimize the impact of asset transfers in the third quarter of 2012 in accordance with the TCD, the agreement signed with the CADE.

Domestic Sales

Our net domestic sales increased R$989 million, or 8.5%, to R$12,619 million in 2012 from R$11,630 million in 2011.  In 2012, 58 innovation projects were developed, leading to the launch of 99 new products in the domestic market and accounting for 8.5% of total domestic sales revenue for the year. Among the new product launches were (1) under the Sadia  brand, pork sausage, pizzas, lasagnas, beef cuts, processed products and ready-to-eat dishes, (2) under the Perdigão  brand name, the Sanduba  and Meu Menu line, specialty meats and frozen products and (3) margarines with the re-launch of the Claybon  brand.

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

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

	2012	2011	% Change	2012	2011	% Change
	(in thousands of tons)			(in millions of reais)
In natura meat:
Poultry	329	251	31.1	1,351	1,112	21.5
Pork/beef	134	128	4.7	911	774	17.7
Total in natura meat	463	379	22.2	2,262	1,886	19.9
Processed foods	1,643	1,810	(9.2)	9,462	9,188	3.0
Other sales	456	402	13.4	894	555	61.1
Total	2,562	2,591	(1.1)	12,618	11,629	8.5

The following table sets forth our average selling prices in the domestic market.

	Average Selling Prices
	2012	2011	Change 2012-2011
	(in reais per kg)		(%)
Domestic market	4.93	4.49	9.8

Foreign Sales

Our net foreign sales to our export markets increased R$1,533 million, or 15.2%, to R$11,626 million in 2012 from R$10,093 million in 2011, primarily due to 9.6% higher volume, totaling 2.5 million tons. Average prices showed a gradual recovery as supply adjusted to demand in the leading markets, rising by 4.9% in local currency terms. However, this proved insufficient for a total recovery in operating margins, which declined from 5.5% to 1.6% for the year due to the 8.8% increase in production costs, principally driven by significant increases in the main raw materials and the prevailing conditions in our principal markets.

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

	2012	2011	% Change	2012	2011	% Change
	(in thousands of tons)			(in millions of reais)

In natura meat:
Poultry	1,795	1,624	10.5	7,569	6,572	15.2
Pork/beef	307	258	19.0	1,867	1,554	20.1
Total in natura meat	2,102	1,882	11.7	9,436	8,126	16.1
Processed foods	372	342	8.8	2,182	1,925	13.4
Other sales	9	40	(77.5)	8	42	(81.0)
Total	2,483	2,264	9.7	11,626	10,093	15.2

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	2012	2011	Change 2012 – 2011
	(in reais per kg)		(%)
Export markets	4.68	4.46	4.9

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

Dairy Products

Our net sales of dairy products increased by R$175.3 million, or 6.9%, to R$2,714 million in 2012 from R$2,539 million in 2011, primarily due to 7.6% higher average prices, while volumes were 0.7% down and average costs rose 7.6%. Operating margins improved from (1.0)% in 2011 to approximately zero in 2012.~

	2012	2011	% Change	2012	2011	% Change
	(in thousands of tons)			(in millions of reais)

Dry division	762	834	(8.6)	1,636	1,706	(4.1)
Fresh and frozen division	216	236	(8.5)	1,018	833	22.2
Other sales	85	––	––	60	––	––
Total	1,063	1,070	(0.7)	2,714	2,539	6.9

The following table sets forth our average selling prices of dairy products.

	Average Selling Prices
	2012	2011	Change 2012-2011
	(in reais per kg)		(%)
Dairy products	2.55	2.37	7.59

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

Food Services

Our net sales from food services increased by R$114.1 million, or 7.9%, to R$1,558 million in 2012 from R$1,444 million in 2011, with volumes 0.9% higher and operating margins of 10.7% compared to 15.1% in 2011 and R$166.9 million in operating results, a 23.3% decline in relation to the year 2011.

	2012	2011	% Change	2012	2011	% Change
	(in thousands of tons)			(in millions of reais)

Total	230	228	0.9%	1,558	1,444	7.9%

	Average Selling Prices
	2012	2011	Change 2012-2011
	(in reais per kg)		(%)
Food services	6.77	6.33	6.9

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

Cost of Sales

Cost of sales increased 15.8% compared to 2011 to R$22,064 million from R$19,047 million, increasing proportionally greater than sales revenue, squeezing margins during the year. The principal impacts on costs of products sold were: (1) the significant increase in the cost of the principal raw materials – corn and soybeans – due to failure in the American grain crop; (2) readjustments in the industry as a whole as a result of collective wage bargaining; (3) an increase in items restated against the foreign exchange rate such as packaging, freight and vitamins; (4) a temporary spike in  production costs due to the transfer of certain brands of our company with the implementation of the TCD process.

Gross Profit

As a result of the foregoing, our gross profit amounted to R$6,454 million from R$6,659 million, a 3.1% decrease for the year, with a gross margin 3.3 percentage points lower than reported for 2011, declining from 25.9% to 22.6%. In spite of the positive commercial performance in sales, margins remained under pressure from rising costs.

Operating Expenses

Our operating expenses increased 10.1% to R$5,130.4 in 2012 from R$4,658.1 million in 2011, due to a significant rise in selling expenses, which were partially offset by a decrease in our general and administrative expenses.

Selling Expenses

Our selling expenses increased 12.5% to R$4,317.3 million in 2012 from R$3,837.5 million in 2011, primarily due to (1) investments in the development of new lines and products (innovation), product launches and marketing campaigns; (2) increased operations in our logistics chain, which was also significantly impacted by the TCD process (transfer of assets and repositioning of the portfolio and distribution channels); and (3) port and truck driver strikes.

General and Administrative Expenses

Our general and administrative expenses decreased 8.9% to R$388.9 million in 2012 from R$426.9 million in 2011.  Due to efforts to reduce overall expenses, we were able to maintain operating expenses at the same level as 2011 at 16.5%. Administrative expenses and fees fell 8.9% due to the simplification of the administrative structure of the relationship between BRF and its subsidiaries and the lower disbursements of consultancy fees.  In 2011, there were significant payments to consultancies advising the Company in its negotiations with CADE for approving the merger with Sadia.

Other Operating Expenses

Our other operating expenses increased 10.9% to R$446.6 million in 2012 from R$402.7 million in 2011.  Due to costs associated with the pre-operational phase of new industrial units, insurance claims, provisions for tax risks and the results of TCD-related divestments, our other operational expenses item posted a decline of 5.4% in the year due to reversals of provisions, recovery of expenses and leasing from third parties.  Profit sharing expenses are also booked under this item and reported a decline as a reflection of our operating results.

Operating Income

Our operating income before financial expenses decreased 33.9% to R$1,323.4 million in 2012 from R$2,001.1 million in 2011.  In the light of the above factors, our operating margin decreased to 4.6% of net sales compared to 7.8% in 2011. The 2.9 percentage point decrease is due to a combination of factors during the year of a one-off nature such as inflated inventories in the Japanese market; pressure on variable commercial costs and expenses; and extraordinary expenses due to the transitory process of transferring assets in accordance with the provisions of the TCD.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2012	2011	Change 2012-2011
	(in millions of reais)		(%)
Domestic market	1,014.9	1,249.4	(18.8)
Export markets	150.4	558.8	(73.1)
Dairy products	(6.6)	(24.7)	(73.3)
Food service	164.7	217.6	(24.3)
Total	1,323.4	2,001.1	(33.9)

Financial Income (Expenses), net

Our net financial expenses increased 19.0% to R$570.6 million in 2012 from R$479.5 million in 2011, primarily due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in capital expenditures and working capital, the result of reduced cash generation in the period.

In the light of the high level of exports, we conduct transactions with the specific purpose of currency hedging. In accordance with hedge accounting standards (IAS 39), we use financial derivatives (for example, non-deliverable forwards) and non-derivative financial instruments (for example, foreign currency debt) for hedging purposes and to eliminate the related unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

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

Income Tax and Social Contribution

Our income tax and social contribution totaled a positive R$24.6 million in the year compared to negative R$156.5 million reported in 2011 due to the differences in tax rates on the results of overseas subsidiaries and foreign exchange variations on overseas investments. This decline is a combination of reductions due to the results of the overseas subsidiaries and payment of interest on equity before the provision for tax losses as a result of the incorporation of Sadia recorded in 2011. In the fourth quarter of 2012, income tax and social contribution amounted to a positive R$50.6 million compound to negative R$199.9 million reported in the same period in 2011 for the same reasons explained above.

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

Net Profit

As a result of the foregoing, our net profit decreased 43.1% to R$777.4 million in 2012 compared to R$1,365.1 million in 2011 with a net margin of 2.7%, a decline of 40.5% compared with 2011 due to the squeeze on margins during the year from production costs, which reported a proportionally greater increase than revenues.

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

We classify living poultry, hogs and cattle as biological assets, which are separated into “consumables” and “for production.” The biological assets classified in the subgroup “consumables” are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products. Before reaching the adequate weight for slaughtering, those biological assets are classified as immature. The slaughtering and production process occurs sequentially and in a very short time period, and consequently only the living animals transferred for slaughtering are classified as mature. We record consumable animals as current assets. The biological assets classified in the subgroup “for production” (breeding stock) are those whose function is to produce other biological assets. Before reaching the age of reproduction, those biological assets are classified as immature, and after reaching such age, they are classified as mature. We record breeding poultry and pork as non-current biological assets. During the growing period of these animals, which generally takes approximately six months, the costs of labor, animal feed and medicines associated are also recorded as non-current assets. After that, these amounts are depreciated based on the estimates of offspring to be produced (generally, 15 months for poultry and 30 months for hogs).

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

Inventory

We record inventories at average acquisition or formation cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to the processes required to make the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Typical production losses are recorded and are an integral part of the production cost for each month, whereas unusual losses, if any, are recorded as other operating expenses.

Income Tax and Social Contribution

In Brazil, corporate income tax is comprised of income tax (Imposto de Renda – Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre of Lucro Líquido, or “CSLL”), which are calculated monthly on taxable income at the rate of 15.0% plus a 10.0% surtax for IRPJ and a surtax of 9.0% for CSLL and, after considering the offset of tax loss carryforwards, up to a limit of 30.0% of annual taxable income.

Income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and regulations.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount.  Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation N. 676/11. When our analysis indicates that the realization of these credits, within ten years, is not probable, a provision for such losses is recorded.

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

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized and liabilities are settled, based on the rates and tax regulations that are in force at the balance sheet date.

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

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of a project to replace IAS 39. The date of application of this standard was extended to January 1, 2015. We are evaluating the impact of adopting this standard and any differences from IAS 39 in our consolidated financial statements.

IAS 32 – Offsetting Financial Assets and Financial Liabilities (Review of IAS 32)

These reviews clarify the meaning of “currently has a legally enforceable right to offset the recognized amounts" and the criteria that would cause the settlement mechanisms of clearing houses to qualify for offsetting. Such revisions will be effective for fiscal years beginning on or after January 1, 2014 and we do not expect a material impact on our consolidated financial statements upon adoption.

IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting (Review of IAS 39)

This review eases the discontinuation of hedge accounting when the novation of a derivative designated as a hedge meets certain criteria. These revisions are effective for fiscal years beginning on or after January 1, 2014 and we do not expect a material impact on our consolidated financial statements.

IFRIC 21 – Levies

In May 2013, IASB issued IFRIC 21, which provides guidance on when an entity should recognize a liability for a levy in accordance with laws and/or regulations, except for income taxes, in its financial statements. The obligation should only be recognized when the event that triggers such obligation occurs. IFRIC 21 is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IAS 37 establishes criteria for the recognition of a liability, one of which being a requirement that we have present obligation as a result of a past event, known as the obligating event. IFRIC 21 is effective for fiscal years ending on or after January 1, 2014 and we do not expect a material impact on our consolidated financial statements upon adoption.

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

We also have a revolving credit facility, with a committed maximum capacity of approximately $500.0 million, to provide additional liquidity for working capital needs.

Cash Flows

Cash Flows from Operating Activities

We recorded net cash flows from operating activities of R$3,318.6 million in 2013, compared to net cash flows from operating activities of R$2,443.4 million in 2012.  Our 2013 operating cash flow reflects net income of R$1,062.4 million, net non-cash adjustments of R$2,705.8 million and net changes in operating assets and liabilities of (R$449.6) million.

The net changes in other operating assets and liabilities included redemptions of trading securities of R$118.1 million, trade accounts payable of R$402.1 million and biological (live animal) assets of R$165.1 million, partially offset by interest paid of R$568.4 million, provisions for tax, civil and labor risks of R$284.8 million and the cash effect of an increase in trade accounts receivable of R$188.3 million.

We recorded net cash flows provided from operating activities of R$2,443.4 million in 2012, compared to net cash flows used in operating activities of R$1,151.7 million in 2011. Our 2012, operating cash flow reflects net income of R$770.0 million, net non-cash adjustments of R$2,705.9 million and net changes in operating assets and liabilities of R$433.7 million.  The net changes in operating assets and liabilities included redemptions of trading securities, net of investments in trading securities, of R$816.0 million, and redemptions of available for sale, net of investments in available for sale, of R$0.7 million, partially offset by interest paid of R$494.7 million, payroll and related charges of R$560.8 and the cash effect of a decrease in trade accounts receivable of R$90.3 million.

Our 2012 net income, net non-cash adjustments and payroll and related charges were restated due to the Company’s adoption of IAS 19 retroactively for the year ended December 31, 2013, and according to the transitory dispositions established for the new pronouncement. Thus, the opening balance sheet for 2012, the last comparative year disclosed, and comparative amounts were consequently restated. Such disclosure is presented in note 3.33 of our consolidated financial statements for the year ended December 31, 2013.

Cash Flows Used in Investing Activities

We used R$1,512.6 million in cash in investing activities in 2013, compared to R$2,372.9 million in 2012. In 2013, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$1,268.3 million and the acquisition and formation of breeding stock of R$501.8 million.

We used R$2,372.9 million in cash in investing activities in 2012, compared to R$1,884.8 million in 2011. In 2012, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) of R$1,884.4 million and the acquisition and formation of breeding stock of R$493.9 million and the transaction for the acquisition of Quickfood in the amount of R$10.6 million.

Cash Flows Provided by (Used in) Financing Activities

We recorded cash provided by financing activities of R$757.3 million in 2013, compared to cash used in financing activities of R$450.3 million in 2012.  In 2013, we repaid debt in the amount of R$3,897.0 million, which was partially offset by proceeds from the issuance of debt in the amount of R$3,744.3 million.  In addition, we paid R$579.1 million related to interest on shareholders’ equity in 2013.

We recorded cash used in financing activities of R$450.3 million in 2012, compared to cash provided by financing activities of R$326.3 million in 2011.  In 2012, we repaid debt in the amount of R$4,347.6 million, which was partially offset by proceeds from the issuance of debt in the amount of R$5,258.2 million.  In addition, we paid R$439.8 million related to interest on shareholders’ equity in 2012.

Dividends and Interest on Shareholders’ Equity

We declared interest on shareholders’ equity in the amount of R$724.0 million in 2013 (of which R$R$359.0 million related to interest on shareholders’ equity paid on August 15, 2013 and payment of R$365.0 million related to interest on shareholders’ equity paid on February 14, 2014).

We declared interest on shareholders’ equity in the amount of R$320.0 million in 2012 (of which R$100.0 million related to interest on shareholders’ equity paid on August 15, 2013, payment of R$174.7 million related to distribution of dividends paid on February 15, 2013 and payment of R$45.3 million related to distribution of dividends paid on April 30, 2013).

We declared interest on shareholders’ equity in the amount of R$632.1 million in 2011 (of which R$292.3 million related to interest on shareholders´ equity paid on August 29, 2011 and payment of R$339.7 million related to interest on shareholders’ equity paid on February 15, 2012).

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents and marketable securities for the periods indicated. We made a strategic decision during the global economic crisis to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets.

	As of December 31, 2013		As of December 31,
	Short-term	Long-term	2013	2012
	(in millions of reais, except where indicated)
Total debt	2,696.6	7,484.6	10,181.2	9,518.3
Other financial assets and liabilities, net	(345.6)		(345.6)	(220.2)
Cash, cash equivalents and marketable securities:
Local currency	935.4	155.2	1,090.6	1,208.5
Foreign currency	2,651.9		2,651.9	1,511.5
Total	3,587.3	155.2	3,742.5	2,720.1
Net debt	545.1	7,329.4	6,784.3	7,018.5
Exchange rate exposure (in millions of U.S.$)(1)			U.S.$86.8	U.S.$411.6

(1)   See Note 4.3.1 to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Short-Term Debt as of December 31, 2013	Long-Term Debt as of December 31, 2013	Total Debt as of December 31, 2013	Total Debt as of December 31, 2012
	(in millions of reais)

Development bank credit lines	212.5	653.6	866.1	935.7
Other secured debt	71.3	291.6	362.9	455.0
Export credit facilities	914.1		914.1	1,048.1
Bonds	4.1	496.2	500.3
Working capital facilities	1,210.3		1,210.3	1,243.4
PESA loan facility	2.9	203.2	206.1	195.3
Other	0.0	12.7	12.7	12.4
Local currency	2,415.2	1,657.3	4,072.5	3,889.9
Export credit facilities	4.7	924.9	929.6	1,691.6
Bonds	63.8	4,847.2	4,911.0	3,607.4
Development banks credit lines	36.1	37.3	73.5	105.6
Other secured debt	8.4	12.9	21.4	3.8
ACC /ACE pre-export loans	—	—	—	102.2
Working capital facilities	168.2	5.0	173.2	117.8
Foreign currency	281.2	5,827.3	6,108.7	5,628.4
Total	2,696.4	7,484.6	10,181.2	9,518.3

The maturity schedule of our indebtedness as of December 31, 2013 is as follows:

Current (through December 31, 2014)	2,696.6
2015	356.9
2016	280.2
2017	947.2
2018 to 2023	5,900.3
Total	10,181.2

Our principal debt instruments as of December 31, 2013 are described below.  For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19 to our audited consolidated financial statements.

Local Currency Debt

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations to BNDES, including loans under its FINEM program in the amount of R$743.9 million as of December 31, 2013. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2014 through 2018. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

FINEP Financing.  We obtained certain financing from Financiadora de Estudos e Projetos (“FINEP”), a public financing company under the Brazilian Ministry of Science, Technology and Innovation. We obtained FINEP credit lines obtained with reduced charges for projects related to research, development and innovation, with maturity dates between 2014 and 2019.

Export Credit Facilities

BNDES Facilities – Exim. We have credit lines from BNDES to finance exports, with several commercial banks acting as intermediaries. The outstanding amount of debt on these credit lines as of December 31, 2013 was R$334.1 million. Such funds are indexed to TJLP plus a margin and mature in 2014. Settlement occurs in local currency without the risk associated with exchange rate variations. These credit lines are included in the line “Export credit facilities—Local currency” in the table above.

Export Credit Notes. We have export credit notes in local currency, totaling R$580.0 as of December 31, 2013. These notes bear interest at the CDI rate plus a margin and fixed rates, with maturity dates in 2014. These credit lines are included in the line “Export credit facilities—Local currency” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,210.3 million as of December 31, 2013 with several commercial banks under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

Other Secured Debt

Finame Financing. We and our subsidiaries obtained certain financing through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or “FINAME”) for a total of R$1.2 million as of December 31, 2013. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees. Most of the contracts provide for acceleration of the debt in the event of corporate restructuring without prior consent of the creditor. These loans are included in the line “Other secured debt —Local currency” in the table above.

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador), the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or “FNE”) in the amount of R$336.1 million as of December 31, 2013. The notes have maturity dates of up to two years, except that the industrial credit notes with respect to the FNE mature in 2023. These titles are secured by liens on machinery and equipment and real estate mortgages. BRF S.A. guarantees the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes. These loans are included in the line “Other secured debt —Local currency” in the table above.

Leasing. The Company makes finance leases of its fleet of vehicles, with the amount of principal and interest payable monthly, with maturities between 2014 and 2015. These loans are included in the line “Other secured debt —Local currency” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$206.1 million as of December 31, 2013, subject to the variation of the IGP-M as of December 31, 2013, plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$12.7 million outstanding as of December 31, 2013 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. These credit lines are included in the line “Other—Local currency” in the table above.

Foreign Currency Debt

Development Bank Credit Lines

BNDES Facilities. The values set out in the table mainly consist of a total funding of U.S.$ 73.5 million related to the BNDES Monetary Unit, or “UMBNDES,” currency basket, which are the currencies in which BNDES borrows, and are subject to interest at the rate of UMBNDES, reflecting fluctuations in daily exchange rates of the currencies of this basket. These loans are guaranteed by BRF and, in most cases, are secured by assets. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets. These loans are included under "BNDES FINEM, other debt and lines of credit guaranteed bank development - foreign currency" in the table above.

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$710.2 million as of December 31, 2013. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates in 2019. Interest under these export prepayment facilities accrues with six-month London Interbank Offered Rate (“Libor”) plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$234.1 million as of December 31, 2013. The indebtedness under these facilities is denominated in U.S. dollars, and maturity is in five years. These facilities bear interest at Libor plus a margin, payable quarterly.  The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Export credit facilities—Foreign currency” of the table above.

Working Capital Facilities

Working capital in foreign currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries located in Argentina. This funding is denominated in Argentine pesos and U.S. dollars, maturing in substantial part in 2014. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Other Secured Debt

Investments Financing. The Subsidiaries of BRF in Argentina obtained financing for investments projects for the acquisition of capital goods and /or construction of necessary facilities for the production of goods and /or services and marketing of goods (excluding inventories) in the amount of ARS21.4 million, with an interest rate of 15.1% and maturity dates between 2014 and 2016. These loans are included in the line “Other secured debt —Foreign currency” in the table above.

Bonds

BRF Notes 2022.  In June 2012, we issued senior notes in an aggregate amount of U.S.$500.0 million. The bonds were guaranteed by Sadia and bear interest at a rate of 5.875% per year and mature on June 6, 2022.  The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions and certain mergers and consolidations.  Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions.

BRF Notes 2023.  In May 2013, we issued senior notes of (i) 10 years in the aggregate amount of U.S. $500.0 million, with principal due on May 22, 2023 bearing interest at a rate of 3.95% per year, payable semiannually as of November 22, 2013, and (ii) 5 years in the amount of R$500,000, with principal due on May 22, 2018, with a coupon (interest) of 7.75% per year, payable semiannually as of November 22, 2013. Of the total uptake of bonds in dollars ("Senior Notes BRF 2023"), $150,000 was used in an operation called Exchange Offer to exchange part of the debt of Sadia Overseas Bonds 2017 $250,000 and part of BFF Notes 2020 $750,000 ("Existing bonds") for the Senior Notes BRF 2023. In implementing the Exchange Offer, premium payments were made by the exchange of the bonds and accrued interest to the date of closing of the transaction in the amounts of U.S.$5.043 and U.S.$31.008 to the bondholders of Sadia Overseas Bonds of 2017 and 2020 Notes BFF. We determined that there was no substantial change in the terms of existing bonds, so this exchange transaction was accounted for as a modification of a financial liability. Values premium, interest paid and transaction costs will be amortized by Senior Notes BRF 2023, according to the requirements of IAS 39.

BFF Notes. In January 2010, we, through our subsidiary BFF International Limited, issued senior notes in an aggregate amount of U.S.$750.0 million. The bonds are guaranteed by BRF and Sadia, bear interest at a rate of 7.250% per year and mature on January 28, 2020. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Sadia Bonds. In May 2007, Sadia issued bonds in an aggregate amount of U.S.$250.0 million. The bonds are guaranteed by BRF, bear interest at a rate of 6.875% per year and mature on May 24, 2017. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Bonds Quickfood. A subsidiary of BRF in Argentina, Quickfood, issued securities guaranteed by BRF, in the amount of ARS150.0 million with nominal interest rate of 21.8% per year and effective rate of 22.1% per year, with maturity dates between 2015 and 2016.

Derivatives

We entered into foreign currency exchange derivatives under which we had exposure of R$345.6 million as of December 31, 2013. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currency. Their maturity dates vary from 2014 through 2019. These transactions do not require any guarantees and follow the rules of the Sao Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, on April 27, 2012 we and our subsidiaries Perdigão International Ltda. and Perdigão Europe — Sociedade Unipessoal LDA entered into a U.S.$500 million, three-year revolving credit facility with two tranches (U.S. dollar and Euro), with a syndicate of nineteen banks. Borrowing under this revolving credit facility accrues interest at an annual rate of LIBOR plus a spread ranging from 1.6% to 2.5% depending on our credit ratings. As of the date hereof, we have not made any borrowings under this revolving credit facility.

Seasonality

Domestic Market

Our net sales of meat and processed products in the domestic market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the holiday season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees Our results are also affected by the dry and rainy seasons for corn, soybeans and soy meal, which are our primary raw materials in feed production.

In 2013, the first quarter accounted for 23.9% of our total sales in the domestic market, the second quarter accounted for 23.8%, the third quarter accounted for 24.6% and the fourth quarter accounted for 27.7%.

Export Markets

Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In 2013, the first quarter accounted for 23.6 % of our export sales, the second quarter accounted for 25.6%, the third quarter accounted for 24.7%  and the fourth quarter accounted for 26.1%.

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

In 2013, the first quarter accounted for 23.0% of our dairy sales, the second quarter for 25.1%, the third quarter for 27.1% and the fourth quarter for 24.7%.

Food Service

In the food service market, our net sales are not subject to large seasonal fluctuations. However, as in our domestic market, our fourth quarter is generally slightly stronger than the others due to increased demand from our food service customers for products specific to the holiday season.

In 2013, the first quarter accounted for 22.7% of our food service sales, the second quarter for 22.4%, the third quarter for 23.3% and the fourth quarter for 31.5%.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                  Research and Development, Patents and Licenses

At present, our Meat and Processed Foods Research and Development (R&D) team is located in Jundiaí, São Paulo state, at the new BRF Innovation Center (BIC), and the Dairy R&D team is located in Carambeí. Paraná state.

Officially inaugurated on July 20, 2013, BIC was financed by the Brazilian Innovation Agency (FINEP) with a total of R$106 million, R$58 million of which was invested for the construction of a 13,500 m² facility, including equipment. The complex represents BRF’s commitment to invest in research, development and innovation to create and add value to its products, processes and services. Its structure, designed to be the main reference in technological development in food sector; supports laboratories for meat, pasta, margarine, vegetables and packaging R&D, as well as for the Quality Assurance Area, Project Management and Graphic Arts. The structure also has offices and meeting rooms, a pilot plant for developing and testing products, sensory laboratories for evaluations, packaging laboratories, kitchens specialized in food services for customers, a library and a creativity room to stimulate innovation.

The R&D and Quality teams also focus on the adoption of international quality control practices at BRF production facilities, the development of systems to monitor products and customer orders, and the analysis of food products in order to promote food security.

We invested R$68.6 million in 2013, R$33.1 million in 2012 and R$24.2 million in 2011 in research and development activities.

Investing in developing quality control practices ensures food safety and food security in our processes.

We will benefit from the development costs if:

•         the development costs can be reliably measured;

•         the product or process is technically and commercially viable;

•         the future economic benefits are probable; and

•         the company has the intention and the resources to complete the development and use or sell the asset.

The capitalized expenditures include the cost of materials and the labor and manufacturing costs that are directly attributable to preparing the asset for its intended use.  Other development expenditures are recognized in income as incurred. We measure our capitalized development expenditures at cost less accumulated amortization and loss on impairment.

D.                  Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—A. Operating Results—Principal Factors Affecting our Results of Operations.”  We also include information regarding trends in our discussion of the risks and uncertainties that affect our business in “Item 3. Key Information—D. Risk Factors.”

Global GDP is expected to grow 3% in 2014 and 3.3% in 2015, according to a report released in December by the United Nations. It also warns that one of the "threats" to the global economy will be the U.S. Federal Reserve’s withdrawal of its monetary stimulus, with a reduction of U.S.$10 billion in the volume of their monthly bond purchase program in January 2014.

According to the Department of Economic and Social Affairs of the UN, or “DESA,” the end of a “prolonged recession” in the euro zone and improved growth in the U.S., as well as the ability of India and China to “contain” their downturn of the last two years, justified estimates for 2014.

For the U.S., the UN expects growth of 2.5% in 2014, while in Western Europe the rates remain low, at around 1.5%. For developing countries, a growth rate of 5% for India and 2.9% for Russia is expected, while China will likely maintain 7.5% in the coming years.

The study considers the main risks and uncertainties that threaten the global economy, notably the monetary policy of the U.S. and the political battles it faces with regard to the debt ceiling, as well as the “fragility” of the banking system in the euro zone.

Brazil´s GDP is expected to grow 3%.  The SELIC interest rate (the primary Brazilian interest reference rate) is expected to be 10.5% in February 2014, according to analysis by Focus.

Exports

In 2013, Brazil’s volume of poultry exports was 0.7% lower than in 2012. This decrease in performance can be explained mainly by lower sales to the European Union, China, Egypt and Iraq.

Brazil is a leading player in the global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our businesses.

In our export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork as well as increasing volumes of processed food products.

Domestic Market

Brazil is one of the world’s largest consumers of meat, with a per capita meat consumption in 2013 of 98.6 kilograms, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which was acquired from Marfrig by JBS S.A. in 2013). The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products that are more similar to commodities in nature.

The processed foods sector is more concentrated in terms of the number of players.  Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products.  We believe that processed food products represent an opportunity for further growth in coming years.

Raw Materials

In the domestic market, average corn prices for the fourth quarter in 2013 decreased 1.5% compared to the third quarter and decreased 11.2% in 2013 relative to the average in 2012. The decrease in average corn prices in the fourth quarter of 2013 was due to a record high during the second crop harvest. In the international market, a record-high crop harvest in the U.S. led to a 98.6% increase in stocks, depressing prices by 15.9% in the fourth quarter of 2013 compared to the previous quarter.

Average soybean prices in Brazil for the fourth quarter of 2013 increased 7.9% relative to the third quarter but decreased 1.5% on average compared to 2012. Strong demand from China kept prices steady, despite record production in Brazil.

E.                  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones below, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

BRF provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm installations and are expected to be repaid in ten years. The loans guaranteed by BRF are in the amount of R$363.7 million as of December 31, 2013.  In the event of default, we will be required to assume the outstanding balance.  As a result, we have recorded provisions in the amount of R$33.7 million as of December 31, 2013, equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversal of provision in the amount of R$13.3 million in our statement of income for the year ended December 31, 2013.

BRF guarantees a loan to the BRF Sustainability Institute (InstitutoBRF de Sustentabilidade) from BNDES to set up biodigestors on the properties of the rural producers that are taking part in BRF’s integration system as part of BRF’s sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of the guarantee as of December 31, 2013 was R$61.1 million (compared to R$72.1 million as of December 31, 2012). In the event of default, BRF would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$1.8 million as of December 31, 2013, equal to our assessment of the fair value of the non-contingent portion of these obligations, and we reversed provisions in the amount of R$1.6 million in our statement of income for the year ended December 31, 2013.

The aggregate amount of BRF’s off-balance sheet guarantees recorded as provisions as of December 31, 2013 was R$424.8 million. We reversed provisions in the amount of R$14.9 million in our statement of income for the year ended December 31, 2012.

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2013, that have an impact on our liquidity.

	Payments Due by Year
Obligation	Total	2014	2015 through 2017	2018 and after
	(in millions of reais)
Loans and financing (1)	10,181.2	2,696.6	1,584.3	5,900.3
Interest on loans and financing(2)	2,116.0	384.2	524.5	1,207.3
Lease obligations and property and equipment (3)	675.4	144.8	207.1	323.5
Commitments for purchases of goods and services(4)	4,692.5	2,155.2	1,568.4	968.9
Total	17,665.1	5,380.8	3,884.3	8,400.0

(1)   Includes both short-term debt and long-term debt.

(2)   Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2013.

(3)   Includes capital leases and operating leases.

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

We also recorded R$1,019.3 million as obligation contingencies classified as probable for the year ended December 31, 2013.

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

Our board of directors provides our overall strategic direction.  Our by-laws also provide for alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20.0% of the members of our board of directors are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.  At the general shareholders’ meeting held April 9, 2013, our shareholders approved an increase in the size of the board of directors from nine to 11 members.

On April 9, 2013, a shareholders’ meeting was held to elect an alternate member of our board of directors, to reelect members of our Fiscal Council described below under “—C. Board Practices—Fiscal Council” and to take certain other actions.

At the shareholders’ meeting on April 9, 2013, Abilio Diniz was elected as the new Chairman of our Board of Directors, Sérgio Rosa was elected as the new Vice Chairman of our Board of Directors, and Carlos Fernando Costa was elected as a new board member. In addition, Eduardo Rossi was elected as alternate to Abilio Diniz; Mauro José Periotto was elected as alternate to Paulo Assunção de Sousa; Sérgio Schwartz was elected as alternate to Décio da Silva; Manuela Cristina Lemos Marçal was elected as alternate to Luis Carlos Fernandes Afonso; Helena Kerr do Amaral was elected as alternate to Carlos Fernando Costa; Daniel Arduini Cavalcanti de Arruda was elected as alternate to José Carlos Reis de Magalhães Neto; and Fernando Shayer was elected as alternate to Pedro de Andrade Faria.

The following table sets forth information with respect to our current directors and alternate directors.

	Director/Alternate
Name	Position Held	Since	Age
Abilio dos Santos Diniz(1)	Chairman	April 9, 2013	77
Eduardo Rossi(1)	Alternate	April 9, 2013(2)	42
Sérgio Ricardo Silva Rosa(1)	Vice Chairman	April 9, 2013(2)	54
Heloisa Helena Silva de Oliveira	Alternate	August 23, 2012	58
Paulo Assunção de Sousa	Board Member	April 29, 2011	60
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	53
Mauro José Periotto	Alternate	April 9, 2013	61
Manuela Cristina Lemos Marçal	Alternate	April 9, 2013(2)	40
Carlos Fernando Costa	Board Member	April 24, 2012	48
Helena Kerr do Amaral	Alternate	April 9, 2013(2)	58
Luiz Fernando Furlan(1)	Board Member	July 8, 2009	67
Roberto Faldini(1)	Alternate	July 8, 2009	65
Manoel Cordeiro Silva Filho(1)	Board Member	April 12, 2007	60
Maurício da Rocha Wanderley	Alternate	April 12, 2007	44
Walter Fontana Filho(1)	Board Member	July 8, 2009	60
Eduardo Fontana d’Avila(1)	Alternate	July 8, 2009	60
José Carlos Reis de Magalhães Neto(1)	Board Member	April 29, 2011	35
Daniel Arduini Cavalcante Arruda(1)	Alternate	April 9, 2013(2)	35
Eduardo Silveira Mufarej	Board Member	February 27, 2014	36

(1)   Independent member (as defined in the Brazilian Novo Mercado rules).

(2)   Not previously elected as directors or alternate to BRF’s board of directors.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current  directors.

Abilio dos Santos Diniz — Chairman of the board of directors. Mr. Diniz graduated in Business Administration from Fundação Getúlio Vargas. He is currently President of Peninsula Holdings, his family’s investment holding company. In addition to serving as chairman of the board of directors of BRF, Mr. Diniz is also a member of the Brazilian government’s Board of Policy and Management, Performance and Competitiveness. Mr. Diniz was, alongside his father, responsible for the founding and development of Grupo Pão de Açúcar, of which he was president of the board of directors until September 2013. Mr. Diniz qualifies as an independent director under the Brazilian Novo Mercado rules.

Sérgio Ricardo Silva Rosa — Vice Chairman of the board of directors. Mr. Rosa is a journalist who graduated from the Escola de Comunicação e Artes da Universidade de São Paulo. Mr. Rosa was the Chairman of the Board of Directors of Vale S.A. from 2003 to 2010. During the same period, Mr. Rosa was also President of Valepar S.A. and Litel Participações S.A. Mr. Rosa was previously a member of the Board of Directors of Brasil Telecom S.A. and of Sauípe S.A., and the Investment Director of ABRAPP. Mr. Rosa is also a member of CDES, founder and member of the Board of Directors of Principles for Responsible Investment Program, or PRI, established by the UN. Mr. Rosa served as Director of the Bank Employees Union of the State of São Paulo, President of the National Confederation of Bank Treasury and Latin American Confederation of Bank Employees. Mr. Rosas was Alderman of the City of São Paulo between 1994 and 1996. Mr. Rosa is currently a member of the Board of Directors of America Latina Logistica S.A. Mr. Rosa was nominated to stand for election to our board of directors by our shareholder PREVI. Mr. Rosa qualifies as an independent director under the Brazilian Novo Mercado rules.

Carlos Fernando Costa — Board member. Mr. Costa has a bachelor’s degree in Math from the Universidade Federal de Uberlândia, a bachelor’s degree in Business from the Universidade Iberoamericana, and a master’s degree in Financial Management from the Universidade Metodista. Mr. Costa is the President of Petrobras Social Security Foundation, or PETROS, and was formerly its Chief Financial Officer and Executive Manager for Investments, Investment Planning and Market Operations. Mr. Costa also participated in various committees of PETROS, and was Coordinator of the National Technical Committee on Investments, or ABRAPP. Mr. Costa was nominated to stand for election to our Board of Directors by our shareholder, PETROS.

Eduardo Silveira Mufarej — Board member. Mr. Mufarej is the Founding Partner and CEO of Tarpon. He is currently a member of the board of directors of BRF S.A. and serves as the Chairman of the Board of Omega Energia Renovável S.A. He also served on the Board of Arezzo & Co. from 2007 to 2013. Prior to joining Tarpon, Mr. Mufarej was responsible for the M&A activities of HSBC in Brazil, was an associate at Banque CCF and was an analyst in Citigroup’s capital markets division. Mr. Mufarej majored in Business Administration at Pontifícia Universidade Católica (PUC), in São Paulo.  He is also the Chairman of the Board of Confederação Brasileira de Rugby (Brazilian Rugby Union). Mr. Mufarej qualifies as an independent director under the Brazilian Novo Mercado rules.

José Carlos Reis de Magalhães Neto — Board member. Mr. Magalhães Neto has a degree in Business Administration from Fundação Getúlio Vargas. He is the founder and Chief Investment Officer of Tarpon Investimentos S.A., as well as part of its Investment Committee. In addition to BRF, he serves as member of the Board of Directors of Cremer S.A., Tarpon Investimentos S.A., Omega Energia Renovável S.A., AGV Holding S.A., and Acqua S.A. Prior to founding Tarpon, Mr. Magalhães worked as an intern in the portfolio management area at Patrimonio/Salomon Brothers and subsequently at JPMorgan Chase, as business associate at GP Investimentos, and as managing director focused on business development at Semco Group. Mr. Magalhães Neto qualifies as an independent director under the Brazilian Novo Mercado rules.

Paulo Assunção de Sousa — Board member. Mr. de Sousa has a law degree from the University of São Paulo, USP. He is the former President of Brasilcap-Cap SA and the former director of the Syndicate of the Bank of São Paulo State. Mr. de Sousa has experience serving as a director of several companies, including Usiminas. Mr. de Sousa was nominated to stand for election to our Board of Directors by our shareholder, PREVI.

Luis Carlos Fernandes Afonso — Board member. He graduated from Pontifícia Universidade Católica de São Paulo (PUC-SP) with a master’s degree in Economics from the Instituto de Estudos e Pesquisas Econômicas (IEPE) / Universidade Rio Grande do Sul and has a postgraduate degree in Environmental and Economic Development from the Universidade de Campinas (UNICAMP). He is the President of the Center for the Study of Public Policy of the Universidade de Campinas (UNICAMP) and a researcher at the Campinas Foundation of Economics. He is also a Member of the Board of Directors of Iguatemi S.A. and Romi S.A. He was Finance Secretary at the Municipal Government of São Paulo, Campinas and Santo André in the state of São Paulo. Mr. Afonso was nominated to stand for election to our Board of Directors by our shareholder, PETROS.

Luiz Fernando Furlan — Board member. Mr. Furlan has been a member of the Board of Directors of Telefónica SA Brazil (Brazil) , Telefonica SA (Spain) , AGCO Corporation (U.S.), as well as a member of the Advisory Board of Panasonic (Japan) , Wal-Mart (U.S.) and Abertis Infraestructuras SA (Spain). Previously, he was Chairman of the Board of Directors of Sadia SA from 1993 to 2002 and from 2008 to 2009, a company in which he held several executive positions during the period from 1976 to 1993. He was Co-chairman of the Board of Directors of BRF-Brazil Foods SA from 2009 to 2011 and member of the Board of Amil Participacoes SA from 2008 to 2013 and of Redecard from 2007 to 2010. He was Minister of State in the Ministry of Development, Industry and Foreign Trade of Brazil from 2003 to 2007 and Chairman of BNDES from 2003 to 2007. Since 2008, he has been Chairman of the Amazonas Sustainable Foundation (FAS) and a member of the Global Commission for the Conservation of the Oceans (Global Ocean Commission - USA), as well as a member of the Board of Management in São Paulo. Mr. Furlan has a degree in Chemical Engineering from FEI (School of Industrial Engineering) and in Business Administration from the University of Santana in São Paulo, with coursework and expertise in Brazil and abroad. Mr. Furlan qualifies as an independent director under the Brazilian Novo Mercado rules.

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

Walter Fontana Filho — Board member. Mr. Fontana Filho was the Chief Executive Officer of Sadia from 1994 to 2005, with previous experience as Commercial Vice President Director and Domestic Commercial Director. Member of the Board of Directors of the newspaper O Estado de São Paulo since 1999, Member of the Board of Directors of ALGAR — Algar S.A. Empreendimentos e Participações since 2005, Member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. since 2007. He was Chairman of the Board and Chief Executive Officer of Sadia S.A. Mr. Fontana holds undergraduate and graduate degrees in Economics from Pontifícia Universidade Católica de São Paulo (PUC-SP), with a specialization in Business Marketing from Fundação Getúlio Vargas. Mr. Fontana Filho qualifies as an independent director under the Brazilian Novo Mercado rules.

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

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The term of all executive officers expires in April 2015. Our board of directors may remove any executive officer from office at any time with or without cause. Under Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings when called by our Chief Executive Officer.

The following table sets forth information with respect to our executive officers.

Name	Position Held	Current Position Held Since	Age

Claudio Eugenio Stiller Galeazzi	Chief Executive Officer, Global	August 13, 2013	73
Sérgio Carvalho Mandin Fonseca	Chief Executive Officer, Brazil	November 4, 2013	50
Pedro de Andrade Faria	Chief Executive Officer, International	November 14, 2013	38
Augusto Ribeiro Júnior	Chief Financial and Investor Relations Officer	December 20, 2013	43
Ely David Mizrahi	Vice President – Food Services	March 22, 2010	50
Gilberto Antonio Orsato	Vice President – Administrative and Human Resources	April 26, 2007	52
Helio Rubens Mendes dos Santos Junior	Vice President – Supply Chain	August 13, 2013	50
Sylvia de Souza Leão Wanderley	Vice President – Marketing and Innovation	August 13, 2013	51

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers.

Claudio Eugenio Stiller Galeazzi — Chief Executive Officer. Mr. Galeazzi is a Board Member of Banco BTG Pactual. Prior to that he held positions in the management of several companies, including Managing Director of both Brazilian and Argentine subsidiaries of Drew Chemical Corp., President of Cesbra and John Sommers (a joint venture between British Petroleum and Brascan) and Vice President of British Petroleum Mining in Brazil. He also worked as CEO of Artex, Mococa, Vila Romana, Cecrisa, Lojas Americanas and CDB - Grupo Pao de Açucar and as Chairman of the Board of SESI (National Council of Social Service for Industry), Director of FIESP (Federation of Industries of the State of Sao Paulo), Board Member of IEL (Euvaldo Lodi Institute), Vice-President of ANFAC (National Association of Factoring) and Director of MAM SP (Museum of Modern Art of Sao Paulo).

Sérgio Carvalho Mandin Fonseca — Chief Excutive Officer, Brazil. Mr. Fonseca is Brazilian, married, a graduate in Production Engineering from the Escola Politécnica of the Universidade de São Paulo and a postgraduate in Strategic Marketing and Sales Administration and Strategic Sales Management from the University of California-Berkeley and the FDC / INSEAD Advanced Management Program (PGA/AMP), France. Since 2009, he has worked as a Consultant at Sérgio Fonseca Consultancy. He was Vice President for the Domestic Market at Sadia S.A. from 2003 to 2008; at Grupo Martins from 1987 to 2003 he held positions as Director-General for the Food Retail Business Unit; Domestic Sales Director; Director-General of Indust. e Com. de Pregos Metalgrampo; Corporate Director for Planning in addition to periods at Tita Empreendimentos Imobiliários Ltda, Companhia de Cigarros Souza Cruz S.A. and Metalúrgica La Fonte S.A. Sérgio was also a director of Minerva Foods; Excelsior Alimentos; Member of the Executive Board of the Uberlândia Industrial and Commercial Association and Apprimus.

Pedro de Andrade Faria — Chief Excutive Officer, International. Mr. Faria has a degree in Business Administration from Fundação Getulio Vargas in São Paulo and an MBA from the University of Chicago Booth School of Business, of which he is currently a member of the global advisory board. Mr. Faria joined Tarpon in June 2003 and was a managing partner and member of Tarpon’s Investment Committee. He served as Tarpon’s Chief Executive Officer from December 2012 to August 2013, after having started Tarpon’s private equity business. He has served on the boards of Arezzo, BRF, Cia Acqua and AGV Holding SA. Mr. Faria was CFO and IR Officer of Brasilagro From December 2007 and December 2009, having been responsible for the company’s founding and public offering. Before joining Tarpon, he was a managing director of Patria Investimentos, responsible for monitoring their private equity portfolio. He also worked at Chase Manhattan Bank and in equity at Patrimonio/Salomon Brothers.

Augusto Ribeiro Junior — Chief Financial and Investor Relations Officer. Mr. Ribeiro Junior graduated in Mechanical Engineering from the Universidade Federal de Santa Catarina (UFSC), where he also completed a master’s degree in the same discipline. He has a postgraduate qualification in Corporate Finance from Fundação Getúlio Vargas, a master’s degree from the University of Pittsburgh in Management and concluded a financial specialization course at the Wharton School of Business, University of Pennsylvania. He worked for Basf as Manager for Financial Control, South America and for Kraft where he also acted in the area of planning and financial control. This was followed by 11 years at Unilever where he held positions in various areas, including manufacturing, corporate audit and business control. He has been with BRF since 2008 when he joined as financial controller. During the merger process, Mr. Ribeiro Junior worked actively in the planning, coordination and administration of processes with a view to integrating best practices for the consolidation of BRF. As BRF’s director for Planning and Control, he was responsible for planning, coordinating and managing the area responsible for corporate and tax issues, IFRS, SOX budgetary planning, analysis of investments and joint ventures, among other activities.

Ely David Mizrahi — Vice President – Food Services. Mr. Mizrahi is a former president and partner of the Miss Daisy Company and joined Sadia after the Miss Daisy Company was acquired by Sadia. He has worked for nine years in the Marketing and Commercial departments, having been appointed to the current position in 2008. He graduated from Fundação Armando Álvares Penteado (FAAP), as a specialist in Business Management — STC from the Fundação Dom Cabral and from the Kellogg Graduate School of Management.

Gilberto Antonio Orsato — Vice President – Administrative and Human Resources. Mr. Orsato graduated from Universidade do Oeste de Santa Catarina (UNOESC), with a specialization in Entrepreneurial Management. He also received a degree in Business Management — STC from the Fundação Dom Cabral and Kellog Business School and he received an MBA in Business Administration from Universidade de São Paulo (USP). He joined BRF in 1987, where he worked in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

Hélio Rubens Mendes dos Santos Junior — Vice President – Supply Chain. Mr. Rubens graduated in Chemical and Food Engineering from the Universidade Federal de Rio Grande (FURG) with specialization in business administration from FGV-SP and UNICAMP. He began his career at Sadia in 1988 and gained experience in the areas of production, engineering, industrial excellence, R&D and integrated planning. In 2007, he assumed the R&D and Engineering Department and since 2009, he has headed the Industrial Operations Department. Currently he is the Integrated Planning & Management Control Vice President of BRF S.A.

Sylvia de Souza Leão Wanderley —Vice President – Marketing and Innovation. Ms. Leão is a graduate in Communication with an MBA in Business Management from Coppead, UFRJ, she began her career in retail at Mesbla (Department Store). She has worked in the Pão de Açúcar Group in the Operations and Commercial areas and was also Vice President for Human Resources. Latterly, she held the position of Commercial and Marketing Director of Wal Mart. She has worked in the retail sector for 25 years. Currently she is the Marketing and Innovation Vice President of BRF S.A.

Compensation

In 2013, the aggregate compensation paid by us to all members of the board of directors, fiscal council and all executive officers for services in all capacities was approximately R$25.2 million. In addition, we paid to all executive officers approximately R$7.6 million as part of our profit sharing plan in 2013.

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

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others.  In addition, in 2013, we paid severance benefits to former executive officers in accordance with the policy described in Note 24.2.4 to our consolidated financial statements.  In 2013, the amount paid as benefits and private pension plan  to the executive officers totaled R$1,5 million. The aggregate total compensation paid to members of the board of directors and executive officers in 2013 (including salaries, profit sharing payments and benefits) was R$34.3 million.

Our executive officers and the head of internal audit are also eligible to participate in our Stock Option Plan. As of December 31, 2013, a total of 2.607.791 options were held by them, with a cost to our company of R$8 million in 2013.  For more details about our Stock Option Plan, see “—E. Share Ownership—Stock Option Plan.”

Our executive officers also participate in our private pension plan described in Note 24.1 to our consolidated financial statements and are eligible to receive the supplemental retirement benefits described in Note 24.2.5 to our consolidated financial statements.

Grant	# Options	Grant Price	Strike Price as of December 31, 2013	Expiration Date
2010	62.500	R$23.44	R$28.61	March 5, 2015
2011	71.400	R$30.85	R$35.35	March 5, 2016
2012	94.626	R$34.95	R$38.11	March 5, 2017
2013	52.688	R$46.86	R$47.98	March 5, 2018
Total	281.214

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

B.                  Board Practices

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

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attílio Guaspari (1)(2)	President of the Fiscal Council	April 29, 2005	67
Agenor Azevedo dos Santos	Alternate	April 12, 2007	58
Decio Magno Andrade Stochiero	Member of the Fiscal Council	April 29, 2011	50
Tarcisio Luiz Silva Fontenelle	Alternate	April 29, 2011	51
Susana Hanna Stiphan Jabra (3)	Member of the Fiscal Council	April 24, 2012	56
Manuela Cristina Lemos Marçal	Alternate	April 24, 2012	40
Paola Rocha Freire	Alternate	April 9, 2013	34

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

Attílio Guaspari – Member of the Fiscal Council and Financial Specialist.  Mr. Guaspari holds a degree in Civil Engineering and a master’s degree in Management Sciences.  He is also a member of the Audit Committee of the Banco Nacional de Desenvolvimento Econômico e Social – BNDES. He has extensive experience as Internal Audit Chief, Financial Director and member of the Fiscal Council and Board of Directors. Mr. Guaspari qualifies as an independent director under the Brazilian Novo Mercado rules.

Décio Magno Andrade Stochiero – Member of the Fiscal Council.  Mr. Stochiero holds a degree in Business and an MBA in Rating Asset Investment Portfolios from the Universidade de São Paulo (USP).  Mr. Stochiero has had a long career in Fundação Sistel de Seguridade Social, where he is currently Manager of Corporate Planning and Control.  Mr. Stochiero is also a member of the Board of Directors of Bonaire Participações S.A., member of the National Technical Governance Board of the Associação Brasileira das Entidades Fechadas de Previdência Complementar – ABRAPP and certified by Instituto Brasileiro de Governança Corporativa – IBGC. Mr. Décio was nominated to stand for election to our fiscal council by our shareholder, SISTEL.

Susana Hanna Stiphan Jabra –  Member of the Fiscal Council.  Ms. Jabra graduated in Economics from the Universidade de Sao Paulo-USP and an MBA in Finance from INSPER. She has worked for more than 30 years in large and medium-sized companies, having participated in important capital market transactions. She worked as an economist at Banco Itaú S.A., Planning and Control Manager at Agência Estado Ltda., Executive Manager for Equity and a member of the Social Responsibility Committee at PETROS and CFO and in investor relations at TSL Ambiental S.A., among others. She was a member of the Board of Directors of CPFL Energia, Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz and CPFL Geração de Energia S.A., Telenorte Celular Participações, Bonaire Participações S.A., among others. Ms. Jabra is also a member of the supervisory board of BRF, JSL Logistics and CSU Cardsystem S.A. Ms. Jabra qualifies as an independent director under the Brazilian Novo Mercardo rules.

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

At our shareholders’ meeting scheduled for April 3, 2014, our shareholders will consider a number of amendments to our bylaws proposed by our board of directors, including the establishment of a permanent statutory audit committee, as described in “Item 10: Additional Information—Proposed Audit Committee. If the shareholders approve the establishment of an audit committee, the Company expects to continue to have a permanent Fiscal Council.  However, the Company would no longer expect to rely on the Fiscal Council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.

Advisory Committees for our Board of Directors

Under our by-laws, our Board of Directors may, for advisory purposes, set up technical or consultative committees, of a non-deliberative nature, to undertake special tasks or general activities of interest to us.

We have four advisory committees for our Board of Directors: (i) Strategy and Markets Committee, (ii) Finance and Risks Policy Committee, (iii) People, Organization and Culture Committee; (iv) Governance and Sustainability Committee. They are composed of members of our Board of Directors, as well as other professionals.

C.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2013(1)	2012(1)	2011(1)
Administration	16,009	3,824	3,960
Commercial	9,664	17,091	15,090
Production	84,465	93,076	101,046
Total	110,138	113,991	120,096

(1)   This information includes employees in Brazil and in our international offices. While the total number of employees did not change significantly, we changed the manner in which we allocate employees internally, accounting for the difference in Administration and Commercial employees from 2012 to 2013.

All of our employees are located in Brazil, except for approximately 4,186  employees who are located abroad, mainly in Europe, Argentina and Middle East who staff our overseas sales offices and processing plants.

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

On March 31, 2010, our shareholders approved, and on April 24, 2012 and on March 9, 2013 modified, a long-term stock option plan for executive officers and other executives of BRF. For more details, see “Item 6 – Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plan.”

D.                  Share Ownership

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council

As of December 31, 2013, members of and alternates of our board of directors, our executive officers and members and alternates of our Fiscal Council owned the common shares of our company set forth on the table below.  The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors to stand for election to our board of directors.

Directors, Officers and Fiscal Council	Common Shares
Directors:
Abilio dos Santos Diniz	24,053,300
Eduardo Rossi	0
Sérgio Ricardo Silva Rosa	0
Heloisa Helena Silva de Oliveira	0
Paulo Assunção de Sousa	0
Luis Carlos Fernandes Afonso	2
Mauro Jose Periotto	0
Manuela Cristina Lemos Marçal	0
Carlos Fernando Costa	6
Helena Kerr do Amaral	0
Luiz Fernando Furlan	5,994,216
Roberto Faldini	464
Manoel Cordeiro Silva Filho	2
Maurício da Rocha Wanderley	0
Walter Fontana Filho	2,440,290
Eduardo Fontana d’Avila	1,062,458
José Carlos Reis de Magalhães Neto	1
Fernando Shayer	1
Eduardo Silveira Mufarej	1
Subtotal	33,550,741
Officers:
Claudio Galeazzi	0
Sérgio Carvalho Mandin Fonseca	0
Pedro de Andrade Faria	1
Augusto Ribeiro Junior	1,223
Ely David Mizrahi	17,613
Gilberto Antonio Orsato	15,243
Helio Rubens Mendes do Santos Junior	12,675
Sylvia de Souza Leão Wanderley	0
Subtotal	46,755
Fiscal Council:
Attílio Guaspari	0
Decio Magno Andrade Stochiero	0
Susana Hanna Stiphan Jabra	2
Agenor Azevedo dos Santos	0
Tarcisio Luiz Silva Fontenelle	0
Paola Rocha Freire	0
Subtotal	2
Total	33,587,498

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

The Stock Option Plan is managed by our board of directors.  Under the current Stock Option Plan, the maximum number of options granted under the Stock Option Plan may not exceed, at any time, the amount equivalent to 2.5% of the total number of common shares issued by us.  Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors based on the average closing price of our shares on the 20 trading days preceding the grant date.  Exercise prices are adjusted monthly based on the IPCA.

Stock options granted under the Stock Option Plan vest over three years in three equal annual installments.  Unexercised options are forfeited five years after the grant date.

As of December 31, 2013, a total of 11,201,808 options had been granted, of which 6,932,434  were outstanding and held by approximately 199 persons.  During the year ended December 31, 2013, 1,995,774 options were exercised at an average exercise price of  R$35.23  per share for aggregate payments to our company of R$70.3 million. As of December 31, 2013, the weighted average strike price of our outstanding options was R$40.82  per share, and the weighted average of the remaining contractual terms was 41 months.  No individual has received a number of options for common shares that, together with the common shares owned by that individual, exceed one percent of our common shares.

At the general shareholders’ meeting on April 9, 2013, our shareholders approved amendments to the Stock Option Plan to:

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

At our shareholders' meeting scheduled for April 3, 2014, our shareholders will consider certain amendments to the Stock Option Plan proposed by our board of directors, including:

•         subjecting the granting of options to the approval of our board of directors;

•         allowing our board of directors to makes changes to the Plan within the limits set forth by applicable law and the Plan’s general guidelines; and

•         authorizing the granting of options under the Plan (a) annually, between February and May of each fiscal year, based on our year-end results of operations; and (b) extraordinarily, up to three times per fiscal year, for hiring, retention and promotion purposes.

Pursuant to the proposal to amend our Stock Option Plant, the ordinary granting of stock options to the Plan’s beneficiaries will be made within 30 days from execution of the annual participation agreement by the beneficiaries in the amount of the profit-sharing compensation to be paid to each beneficiary in relation to our stock trading price. Pursuant to the proposal, the extraordinary granting of stock options to the Plan’s beneficiaries will be made within 30 days from the acceptance of its terms by the beneficiaries in the amounts set forth in our proposal in relation to our stock trading price. For more information about our Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 23 to our consolidated financial statements.

In addition to changes to our Stock Option Plan, our shareholders will consider at our shareholders' meeting scheduled for April 3, 2014 the approval of our Performance Stock Option Plan for Employees (“Performance Plan”) proposed by our board of directors. The purpose of the Performance Plan is to, among others, encourage the achievement of our corporate objectives and to align the interests of its beneficiaries and our shareholders.

If approved, the Performance Plan will be managed by our board of directors.  Under the Performance Plan, the maximum number of options granted under the Performance Plan may not exceed, at any time, the amount equivalent to 0.5% of the total number of common shares issued by us.  Exercise prices of stock options granted under the Performance Plan are determined by our board of directors but it shall not be less than the trading price of our shares on the BM&FBOVESPA weighted by trading volume on the 20 trading days preceding the grant date.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 23 to our consolidated financial statements.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The authorized capital stock of BRF is comprised of common shares. As of December 31, 2013, we had outstanding  870,687,739 common shares, or 99.80% of our total common shares, (excluding 1,785,507 common shares held in treasury), 108,876,040, or 12.48%, of which correspond to ADRs. On December 31, 2013, we had approximately 28,000 holders of record.

Major Shareholders

The following table sets forth certain information as of February 28, 2014, with respect to (1) any person known to us to be the beneficial owner of more than 5.0% of our common shares (including treasury shares), (2) certain other shareholders who historically were parties to the shareholders’ voting agreement of Perdigão S.A., which has expired, and (3) the total amount of our common shares owned by our directors and executive officers as a group.

Shareholders	Quantity	%
Fundação Petrobras de Seguridade Social – PETROS (1)	105,530,869	12.10
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (1)	107,284,152	12.29
Tarpon Investimentos S.A(2)	91,529,085	10.49
Blackrock, Inc.	42,485,045	4.87
Fundação Vale do Rio Doce – VALIA (1)(3)	21,432,909	2.46
Fundação Sistel de Seguridade Social – SISTEL (1)(4)	9,343,120	1.07
FPRV1 Sabiá FIM Previdenciário (3)(4)(5)(6)	45,204	0.01
All directors and executive officers as a group, alternative members and executive persons (7)	58,809,918	6.74
Subtotal	436,460,302	50.03
Others	436,012,944	49.97
Total	872,473,246	100.0

(1)   These pension funds are controlled by participating employees of the respective companies.

(2)   On March 24, 2014, Tarpon Investimentos S.A. (“TISA”), Tarpon Gestora de Recursos S.A. (“Tarpon Gestora”) and José Carlos Reis de Malgalhaes Neto (collectively with Tarpon Gestora and TISA, “Tarpon”) filed a Report on Schedule 13D reporting beneficial ownership of 91,529,085 common shares, representing 10.49 % of the outstanding common shares, based on 872,473,246 common shares outstanding as of December 31, 2013, pursuant to the Form 6-K furnished by the issuer on February 27, 2014.

        TISA, as the holding company controlling Tarpon Gestora, may be deemed to be the beneficial owner of 91,529,085 Common Share, representing 10.49% of the outstanding Common Shares. Tarpon Gestora, as the sole investment advisor of the Funds, may be deemed to be the beneficial owner of 91,529,085 Common Shares, representing 10.49% of the outstanding Common Shares. Mr. Reis de Magalhães Meto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the ebenficial owner of 91,529,085 Common Shares, representing 10.49% of the outstanding Common Shares.

 (3)  Even though each of these shareholders individually holds less than 5%, these shareholders are included for historical reasons, since they were parties to the Shareholders’ Voting Agreement of Perdigão S.A., dated March 6, 2006, which expired in accordance with its terms on April 11, 2011 and was not renewed.

(4)   Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES – FAPES. Their shares were borrowed, amounting to 23,000 shares of Fundo Sabia and 1,039,190 of Fundo Andorinha.

(5)   Other shares were borrowed, amounting to 23,000 shares of Fundo Sabia and 1,039,190 of Fundo Andorinha.

(6)   Loans made by FPRV IP Andorinha FIA Previdenciario.

(7)   See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Share Ownership of Directors and Executive Officers” for a table setting forth the share ownership of members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Décio da Silva through Weg Participações S.A., as described in “Item 6. Directors, Senior Management and Employees—E. Share Ownership of Directors and Executive Officers.” In addition, this number excludes any shares held by the shareholders in the table above who nominated certain of our directors to stand for election to our board of directors, as indicated in their biographies set forth in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2013, except as described below.

•         On December 26, 2013, Blackrock, Inc. informed BRF that its aggregated holdings reduced  to 33,841,894 common shares and 8,643,151ADRs, representing 4.86% of the total common shares issued by BRF.

•         In February2013, the number of common shares held by investment and portfolio funds under the discretionary management of Tarpon Investimentos S.A. reached 69,988,490, representing 8.02% of our share capital.  Since that time, funds managed by Tarpon Investimentos S.A. have acquired additional shares and held a total of 79,780,190 common shares, representing 9.14% of our share capital as of January 28, 2014.

B.                  Related Party Transactions

The following summarizes the material transactions that we have engaged in with our directors, key management personnel, principal shareholders and ours and their affiliates since January 1, 2013.  The disclosure of related party transactions below is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

BNDES Financings

As of December 31, 2013, we had outstanding debt obligations to BNDES, including long-term loans under our FINEM credit line in an aggregate principal amount of R$817.3 million, and credit lines for the financing of international trade transactions through BNDES’s EXIM program in the amount of R$334.1 million.

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

We are also borrowers under long-term loans with favorable interest rates from Banco do Brasil S.A. to fund eligible capital expenditures in the Central-West region of Brazil under a Brazilian federal government incentive program. Our primary long-term loans from Banco do Brasil S.A. at December 31, 2013 include (1) a commercial credit line in the amount of R$858.9 million, (2) an export credit note in the amount of R$1,053.3 million and (3) an industrial credit note in the amount of R$0.7 million. Our outgrowers of poultry and hogs may also obtain federal government-subsidized rural credit financing from Banco do Brasil S.A. to fund capital expenditures. We assist our outgrowers in arranging this long-term financing. BRF currently does not guarantee and is not financially responsible for these outgrowers’ financing arrangements; however, we pay part of the payments that we would otherwise make to the outgrowers directly to a mutual fund operated by Banco do Brasil S.A. to support repayment of these financings.  Sadia provides the guarantees of outgrower financing described in “Item 5. Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements.”

The transactions with Banco do Brasil were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Intercompany Loans

We and our subsidiaries have entered into certain intercompany loan agreements.  The following table sets forth the outstanding balances and interest rates in excess of R$10 million as of December 31, 2013:

Creditor	Debtor	Currency	As of December 31, 2013	Interest Rate (% p.a.)
			(in millions of reais)
BFF International	Perdigão International	U.S.$	1,007.2	8.0
BFF GmbH	BRF Global GmbH	U.S.$	845.1	1.1
Sadia Overseas Ltd.	Wellax Food Comércio	U.S.$	505.0	7.0
BFF International Ltd.	Wellax Food Comércio	U.S.$	318.7	8.0
Sadia International Ltd.	Wellax Food Comércio	U.S.$	142.3	1.5
BRF GmbH	Plusfood Holland B.V.	EUR	117.0	3.0
Plusfood Holland B.V.	Plusfood B.V.	EUR	74.5	3.0
Quickfood S.A.	Avex S.A.	ARS	45.8	24.5
BRF GmbH	BRF Foods LLC	U.S.$	42.4	2.5
Wellax Food Comércio	BRF GmbH	EUR	25.4	1.5
Sadia Alimentos S.A.	Avex S.A.	ARS	16.8	24.0
BRF GmbH	BRF Global GmbH	EUR	13.0	1.5
Plusfood Holland B.V.	BRF GmbH	EUR	12.7	1.5

Arrangements with FAF

We lease properties owned by Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan and Fontana families, the former controlling shareholders of Sadia.  In 2013, the total amount paid as rent was R$6.0 million, compared to R$9.1 million in 2012. The amount of rent is set based on market rates.

Transactions with Affiliated Sustainability Institutes

We guarantee a loan from BNDES to the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) to set up biodigestors on the properties of the rural producers that are taking part in our integration system as part of our sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. We recorded a liability in the amount of R$13.2 million (R$16.0 million as of December 31, 2013).  See “Item 5.  Operating and Financial Review and Prospects—E.  Off-Balance Sheet Arrangements” for more information about this guarantee.  The value of these guarantees on December 21, 2013 totaled R$61.0 million (R$72.1 million as of December 31, 2013).

In addition to the guarantee of debt of the Sadia Sustainability Institute to set up biodigestors described above, in 2012 we agreed to purchase such biodigestors from the Sadia Sustainability Institute for R$57.1 million, with payment due in 2021, in order to ensure the maintenance of biodigestors required to obtain licenses at our plants in Concórdia in the State of Santa Catarina; Lucas do Rio Verde in the State of Mato Grosso; Rio Verde in the State of Goiás; Toledo in the State of Paraná; and Uberlândia in the State of Minas Gerais. We recorded a liability in the amount of R$61.1 million within other obligations totaling R$72.1 million as of December 31, 2012) related to this transaction.

We entered into loan agreements with the Perdigão Sustainability Institute (Instituto Perdigão de Sustentabilidade), a Brazilian not-for-profit organization that was organized by BRF and is dedicated to promoting sustainable development. On December 31, 2013, the total amount receivable was R$13.0 million (compared to R$9.0 million as of December 31, 2012), and the loan bears interest at a rate of 12.0% per annum.

C.                  Interests of Experts and Counsel.

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.                  Consolidated Statements and Other Financial Information.

See Exhibits.

The authorized capital stock of BRF is comprised of common shares.  As of December 31, 2013, 870,687,739 or 99.80%, of our common shares (excluding 1,785,507 held in treasury) were issued and outstanding, 108,876,040, or 12.48%, of which correspond to ADRs.

Legal Proceedings

We are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for eventual losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.”

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2013, our provisions for such tax proceedings was R$144.6 million as of December 31, 2013, compared to R$187.1 million as of December 31, 2012. The decrease in the reserve amount related to 2012 is justified by payment of several probable loss tax cases in the Brazilian Federal Tax Recovery Program (“REFIS”) and to state amnesty tax programs.

The consolidated tax contingencies classified as probable losses involve the following main legal proceedings:

•         Income tax and social contribution: We recorded R$5.9 million as of December 31, 2013 (R$9.9 million as of December 31, 2012) related to Brazilian income tax (Imposto de Renda – Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre of Lucro Líquido, or “CSLL”). The decrease is related to our payment of R$3.9 million in the Federal Tax Amnesty Program (“REFIS”).

•         ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording and/or use of amounts paid in respect of the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amount was R$18.7 million as of December 31, 2013 (R$63.8 million as of December 31, 2012). The decrease in this amount is related to payment on State Tax Amnesty Programs.

•         PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other federal taxes, in the amount of R$76.1 million as of December 31, 2013 (R$70.3 million as of December 31, 2012). The bulk of the tax assessment notices up to date relating to PIS and COFINS tax credits correspond to tax years through 2007 and 2008. Although we intend to vigorously defend against these tax assessment notices and related administrative proceedings, we expect that the number of cases and the aggregate amount of possible losses will continue to increase as the tax authorities address later tax years.

•         Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other tax matters in a total amount of R$36.4 million as of December, 31, 2013  (R$39.6 million as of December 31, 2012).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss was classified as “possible” was R$7,945.0 million as of December 31, 2013 (R$6,582.1 million as of December 31, 2012). Of this amount, R$537.2 million as of December 31, 2013 (R$552.1 million as of December 31, 2012) reflected our fair value estimate of contingent tax liabilities relating to our business combination with Sadia, according to paragraph 23 of CVM Deliberation No. 665/11.

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•         Profits earned abroad: We received a tax assessment from the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad in the total amount of R$742.7 million as of December 31, 2013 (R$712.8 million as of December 31, 2012). Our legal defense is based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation.

•         Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. These disputes totaled R$386.3 million as of December 31, 2013 (R$344.9 million as of December 31, 2012). The increase in the amount related to 2013 is justified by new cases and to monetary indexation of existing cases.

•         ICMS: We are involved in a number of disputes related to the ICMS tax: (1) allegedly undue ICMS tax credits generated by tax incentives granted by states of origin (knows as the guerra fiscal dispute) in a total amount of R$1,720.9 million as of December 31, 2013 (R$1,505.6 million as of December 31,2012), (2) the maintenance of ICMS tax credits on the acquisition of essential products with a reduced tax burden (cesta básica) in a total amount of R$513.2 million as of December 31, 2013 (R$483.9 million as of December 31, 2012), (3) the recording of deemed ICMS tax credits in a total amount of R$143.0 million as of December 31, 2013 (R$122.3 million as of December 31, 2012); (4) the recording of tax credits based on materials purchased for use and consumption (R$204.9); (5) R$75.9 million as of December 31, 2013 related to transfer price of products between states; (6) R$69.7 million as of December 31, 2013 related to ICMS tax credit on electric energy consumed in the manufacturing process; and (7) R$599.0 million as of December 31, 2013 related to other tax lawsuits regarding ICMS.

•         IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes in the amount of R$492.1 million as of December 31, 2013 (R$239.0 million as of December 31, 2012).

•         IPI premium credits: Our subsidiary Sadia is involved in a judicial dispute related to the alleged undue use of IPI premium credits to offset other federal taxes in the amount of R$299.9 million as of December 31, 2013 (R$422.0 million as of December 31, 2012). We have recorded these credits based on a final judicial decision.

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS tax credits to offset other federal tax liabilities in the amount of R$1,681.2 million as of December 31, 2013 (R$1,386.0 million as of December 31, 2012). The 2013 increase relates to new cases as well as to monetary indexation of existing cases.

•         Normative Instruction 86: We were assessed by the Brazilian Internal Revenue Service for a total amount of R$178.9 million as of December 31, 2013 (R$170.0 million as of December 31, 2012) related to a fine for alleged non-compliance in the delivery of magnetics files for the years 2003–2005 to the tax authorities. In October 2013, the case was judged favorably for BRF by the Tax Administrative Appeals Board.

•         Social security taxes: We are involved in disputes related to social security taxes allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$170.5 million as of December 31, 2013 (R$163.9 million as of December 31, 2012).

•         Other contingencies: We are involved in other tax contingencies involving a variety of matters, including rural activities, transfer pricing and the basis for calculating social contribution taxes, totaling R$187.5 million as of December 31, 2013 (R$170.3 million as of December 31, 2012).

Additionally, we were included as co-defendant in a tax lawsuit against Huaine Participações Ltda. (a former holding company of Perdigão), claiming our liability for taxes in the amount of R$595,945 million as of December 31, 2013 (R$584,437 million as of December 31, 2012). On February 16, 2012, we received a favorable decision from the Superior Court, which remanded the matter to the lower court. However, on November 17, 2013, the Federal Court judged the lawsuit unfavorably for BRF and has determined that BRF is co-responsible for the tax debt. For this reason, we filed a new appeal to the Superior Court. Despite this, our legal advisors maintain that the risk of loss in this lawsuit is remote.

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

As of December 31, 2013, we were involved in 14,678 labor proceedings amounting to total claims of R$2,498.9 million, compared to R$1,740.0 million as of December 31, 2012. These cases are mainly related to  overtime, time spent by employees when changing from their clothes into the uniforms, pauses of article 253 of the CLT (Labor Code), illnesses allegedly contracted at work and work-related injuries The labor suits are mainly at the lower court level, and for the majority of the cases, a decision dismissing the pleadings has been granted. None of these suits is individually significant. Our provisions for probable losses in labor claims were R$276.1 million as of December 31, 2013, compared to R$134.4 million as of December 31, 2012. We recorded these provisions based on our past history of payments and the opinion of our legal counsel.

Included in the labor proceedings reported above are a number of proceedings initiated by the Brazilian Federal Labor Prosecutor’s office (Ministério Público do Trabalho Federal) relating to overtime, mandated rest breaks and other employee-related issues. Other companies in the industry have been the subject of similar proceedings, and we do not believe these proceedings will have a material adverse effect on us. Of the approximately 60 outstanding proceedings, some have no assigned value, and the largest has a value of approximately R$19 million, which amount is included in the total amounts reported above. We generally disagree with the arguments presented by the Federal Labor Prosecutor and contest or appeal decisions in these proceedings. Occasionally, we enter into settlements with the Federal Labor Prosecutor’s office when we believe it is in our interest.

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

Civil, Commercial and Other Proceedings

As of December 31, 2013, we were defendants in 5,112 civil proceedings amounting to total claims of R$ 641.7 million, compared to R$ 541.2 million as of December 31, 2012. We were defendants in several civil, commercial and others proceedings related to, among other things, traffic accidents, breach of contract claims, property damage and physical injuries. The civil, commercial and other actions we are awaiting the decisions of the applicable courts. We have recorded provisions for probable losses in the amount of R$48.3 million in connection with our pending civil, commercial and other proceedings as of December 31, 2013, compared to R$50.4 million as of December 31, 2012. We recorded these provisions based on past history of payments and the opinion of our legal counsel.

On February 13, 2014, our Uberlandia unit received an inspection from the Environmental Superintendence Agency regarding the grounding of viscera in Rio Verde’s eucalyptus area. The infraction notice value is R$1.4 million and we are awaiting a hearing.

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

In addition, on May 15, 2009, Sadia received a letter from the CVM informing Sadia that the CVM had initiated a preliminary investigation of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008.  On August 21, 2009, Sadia received an additional letter from the CVM requesting that Sadia provide certain documents to the CVM in connection with its investigation, which was complied with by Sadia. This investigation related only to these individuals and not to Sadia itself. Accordingly, no contingency has been recorded.  On December 14, 2010, the CVM issued a decision holding certain directors and former officers of Sadia liable and imposed fines of up to R$400,000 on each of them. These individuals settled the proceedings with the CVM.  [One such individual still serves as a director/alternative director of our company.

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

The CVM also initiated a proceeding in 2010 to investigate potential liability arising out of the sale of HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the business combination transaction with our company. The investigation relates to allegations by a former shareholder of Sadia that withdrawal rights should have been given to shareholders of Sadia in connection with the sale of HFF as part of the business combination between Sadia and our company.  Although this investigation has not been resolved, we believe the allegations are without merit and do not anticipate any material liability in connection therewith. This investigation was filed on June 6, 2010 and is considered by BRF to be without merit.

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2011 on a per share basis in reais.

Year	Description	First Payment Date	Nominal Brazilian Currency per Share	U.S.$ Equivalent per Share at Payment Date
2011	Interest on shareholders’ equity	August 29, 2011	0.33	0.21
2011	Interest on shareholders’ equity	February 15, 2012	0.39	0.23
2012	Interest on shareholders’ equity	August 15, 2012	0.12	0.06
2012	Interest on shareholders’ equity	February 15, 2013	0.20	0.10
2012	Dividends	April 30 , 2013	0.05	0.03
2013	Interest on shareholders’ equity	August 08, 2013	0.41	0.18
2013	Interest on shareholders’ equity	February 14, 2014	0.42	0.18

The following table sets forth total dividends and interest on shareholders’ equity by share class:

Year	Dividends and Interest on Shareholders’ Equity on Common Shares	Dividends and Interest on Shareholders’ Equity on Preferred Shares	Total Dividends and Interest on Shareholders’ Equity
	(in millions of reais)
2011	632.10	—	632.10
2012	320.05	—	320.05
2013	724.01	—	724.01

Amounts Available for Distribution

The section of this form entitled “Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law. See “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity” under Item 10.

B.                  Significant Changes.

We are not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report on Form 20-F.

ITEM 9.            THE OFFER AND LISTING

A.                  Offer and Listing Details

The principal trading market for our common shares is the São Paulo Stock Exchange.

On October 20, 2000, ADRs representing our preferred shares began trading on the NYSE.  On April 12, 2006, our preferred shares were converted into common shares and our ADRs have represented our common shares since then. On February 28, 2014, there were 108,761,040 ADRs outstanding, representing 12.5% of our outstanding common shares.

Share Reclassification and Related Share Split

On March 31, 2010, our shareholders approved a one-for-one share split of our ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of our shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors. In accordance with IFRS, per share data and other information in this Annual Report on Form 20-F have been adjusted to give effect to the reclassification and related share split.

On February 28, 2014, we had approximately 28,000 shareholders, including approximately 310  registered U.S. resident holders of our common shares (including The Bank of New York, as depositary). On February 28, 2014, there were 870,942,466 common shares issued and outstanding (excluding 1,530,780 common shares held in treasury).

Price History of Our Common Shares, Preferred Shares and ADRs

The tables below set forth the high and low closing sales prices for our common shares and preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADRs on the NYSE for the periods indicated.

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
	High	Low	High	Low
Year
2009	24.38	13.08	14.26	5.44
2010	27.09	21.26	16.95	11.62
2011	37.85	24.09	21.42	15.52
2012	42.79	27.74	21.46	13.70
2013	58.96	41.10	26.27	20.37

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
	High	Low	High	Low
Quarter
2011
First Quarter	30.83	26.57	19.09	16.25
Second Quarter	31.85	24.09	20.71	15.52
Third Quarter	32.95	25.17	20.03	16.27
Fourth Quarter	37.85	31.01	21.42	16.85

2012
First Quarter	38.25	32.90	21.46	18.97
Second Quarter	36.01	30.25	19.98	14.92
Third Quarter	36.10	27.74	18.01	13.70
Fourth Quarter	42.79	35.70	21.11	17.62

2013
First Quarter	45.98	41.10	23.11	20.85
Second Quarter	49.92	44.51	24.83	20.49
Third Quarter	58.96	46.71	26.27	20.99
Fourth Quarter	56.20	48.17	25.93	20.37

Source: Bloomberg

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
Month	High	Low	High	Low
October 2013	56.20	51.27	25.93	23.43
November 2013	53.14	50.54	23.16	21.92
December 2013	51.16	48.17	21.86	20.37
January 2014	48.53	42.18	20.22	17.68
February 2014	42.92	40.00	18.26	16.71

B.                  Plan of Distribution

Not applicable.

C.                  Markets

Trading on the BM&FBovespa

The BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros  is a public company which resulted from the merger, in 2008, among Bolsa de Mercadorias e Futuros (BM&F, the Brazilian commodities and futures exchange), Bolsa de Valores de São Paulo (Bovespa, the São Paulo stock exchange), and Companhia Brasileira de Liquidação e Custódia (CBLC, a clearinghouse). Before the merger, BM&F and Bovespa, which were non-profit entities owned by their member brokerage firms until 2007, conducted their initial public offerings (IPOs) and became public companies.

The integration process among such companies was fully completed in November 2008. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has trading sessions, from 10:00 a.m. to 5:00 p.m., during Brazilian summer time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:30 p.m. to 6:00 p.m.  Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by Bovespa.

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

•         ensure that shares representing at least 25.0% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders;

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

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of BRF and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share.  As a result our capital stock increased to R$4,927,933,697.75.

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

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into BRF, and approved the capital increase of BRF, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of BRF’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

On March 31, 2010, BRF’s shareholders approved a one-for-one share split of our ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR.  The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR.  This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of our shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

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

On December 31, 2013, our capital stock subscribed for and paid up was R$12,460,470,934.84, represented by 872,473,246 common shares, all book entry and with no par value.

Proposed Amendments to the Bylaws

                At our shareholders’ meeting scheduled for April 3, 2014, our shareholders will consider a number of amendments to our bylaws proposed by our board of directors, including:

•         to modify our corporate purpose to, among other things, include the sale of property or assets, including machinery, equipment and vehicles to serve the activities included in our corporate purpose;

•         to provide for the position of Global Chief Executive Officer; and

•         to establish a permanent statutory audit committee, as described below under “—Proposed Audit Committee.”

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

The board of directors has proposed that our corporate purpose be amended as described above under “—Proposed Amendments to the Bylaws.” The Corporation may further engage directly, or indirectly through others, in any support activities for the core business described in Section Three above, such as:

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

On July 8, 2009, our bylaws were amended to implement a new structure for the board of directors, now presided over by a chairman and with a total of 11 members.

The shareholders approve the aggregate compensation of the members of the board of directors and fiscal council for each fiscal year. The board of directors decides the allocation of the compensation among its members and the members of the fiscal council.

Board of Executive Officers

Our bylaws provide for a board of executive officers consisting of a chief executive officer, a chief financial officer, a director of investor relations and up to twelve additional members, each with the designation and duties assigned by our board of directors.

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company.

The board of directors has proposed that our bylaws be amended to specify that the position of the chief executive officer shall be that of global chief executive officer, as described above under “—Proposed Amendments to the Bylaws.”

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

Proposed Audit Committee

                At our shareholders’ meeting scheduled for April 3, 2014, our shareholders will consider a proposal by our board of directors to amend our bylaws to establish a permanent audit committee comprised of four members, two of whom must be independent members of the board of directors and the other two of whom must be independent external members who are not members of our board of directors or our board of executive officers.  The proposed audit committee is designed to comply with CVM Instruction No. 509/11 of November 16, 2011 and to comply with the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.  See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

                The proposed audit committee will be an advisory body directly linked to the board of directors.  The members of the proposed audit committee would be appointed by the board of directors for terms of two years and will serve for no more than 10 years.  The audit committee will have the following functions:

•         opine on the engagement and removal of the independent auditors;

•         supervise the activities (a) of the independent auditors to evaluate their independence and the quality and suitability of the services rendered, (b) of our internal controls department, (c) of our internal audit department and (d) of our financial reporting department;

•         monitor the quality and integrity of our internal control mechanisms, our financial statements and other financial information;

•         evaluate and monitor our exposure to risk, including requiring detailed information on policies and procedures related to management compensation, the use of our assets and expenses incurred in our name;

•         evaluate and monitor, together with management and the internal audit department, the suitability of transactions with related parties; and

•         prepare a summarized annual report to be presented together with the financial statements containing a description of its activities, results and conclusions reached and recommendations offered, and any situations where there is significant divergence between our management, the independent auditors and the audit committee in relation to our financial statements.

The proposed audit committee will also have the means to receive, retain and respond to whistleblower complaints.  The proposed audit committee will have a written charter that will be approved by the board of directors.

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

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5.0% of net profits for each fiscal year until the aggregate amount in the reserve equals 20.0% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to established capital reserves, exceeds 30.0% of total capital. The amounts to be allocated to such reserve must be approved by company’s shareholders at a shareholders’ meeting and may only be used to increase share capital or to absorb losses, but are not available for distribution. At December 31, 2013, we had a legal reserve of R$273.4 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which net profits exceed the sum of (1) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2013, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2013, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for two additional reserves:

•         Reserves for increases in capital. 20.0% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20.0% of share capital. At December 31, 2013, we had reserves for increases in capital of R$822.6 million.

•         Expansion reserves. Under our bylaws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80.0% of share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2013, we had an expansion reserve of R$1,170.7 million.

•         Reserves for tax incentives. Under the Brazilian Corporate Law, shareholders may decide at a meeting to retain a portion of net profits arising from donations on government grants for investment to allocate to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. At December 31, 2013, we had a reserve for tax incentives of R$245.2 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2013, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and donations. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2013, we had a capital reserve of R$113.8 million.

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

•         participate in a merger of shares; or

•         acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law,

•         our shareholders will not be given withdrawal rights if our shares (1) are “liquid,” which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50.0% of the type or class of shares that are being withdrawn.

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

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

The shares of the Corporation have been listed to trade on the Brazilian Securities and Derivatives Stock Exchange special listing segment named Novo Mercado, of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.  Accordingly, the Corporation, its shareholders, the Directors and Officers and the Fiscal Council members (if the council is active) are bound by BM&FBOVESPA’s Novo Mercado Listing Rules.  Where a tender offer required under the provisions of these Bylaws is materially detrimental to the rights of shareholders, the Novo Mercado Listing Regulations shall prevail over the provisions of these Bylaws.

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

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our Annual Report on Form 20-F.

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

Agreements Within Our Group

According to the Novo Mercado regulations, we must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, in the explanatory notes.

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

C.                  Material Contracts

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia. On July 8, 2009, the business combination was approved by the board of directors of Perdigão, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition.  Pursuant to the transaction, among other things, Sadia became a subsidiary of our company, and we changed our name to BRF – Brasil Foods S.A. and later to BRF S.A. On December 31, 2012, Sadia merged with and into BRF and ceased its separate existence.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2013, and we do not expect to be a PFIC for 2014 or in the future, although we can provide no assurances in this regard.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADRs or common shares in any year in which we are classified as a PFIC.

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

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADRs or common shares at the end of the year over your adjusted tax basis in the ADRs or common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADRs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADRs or common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADRs or common shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or redemption of common shares or ADRs in an amount equal to the difference between the amount realized for the common shares or ADRs (including any amounts withheld to reflect Brazilian withholding taxes) and your tax basis in the common shares or ADRs, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares or ADRs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.

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

BRF S.A.

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

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2013. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real  equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash and cash equivalents and the amounts of derivative instruments (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2015	2016	2017	2018	Thereafter	Carrying amount	Fair value
Assets - Short/Long-term	––	3.326.5	38.1	––	142.0	––	235.9	3.742.5	3,742.5
Fixed rate	––	2.391.1	38.1	––	86.0	––	136.7	2.651.9	2,651.9
In US dollars	0.84%	2.091.0	38.1	––	86.0	––	136.7	2.351.8	2.351.8
In Euros	0.22%	257.2	––	––	––	––	––	257.2	257.2
Other Currencies	0.01%	42.9	––	––	––	––	––	42.9	42.9
Variable rate		722.8	––	––	56.0	––	99.2	878.0	878.0
In Reais	100.27% CDI	658.0	––	––	––	––	––	658.0	658.0
In Reais	100% SELIC	64.8	––	––	56.0	––	––	120.8	120.8
In Reais	IGPM +12%	––	––	––	––	––	99.2	99.2	99.2
Whitout rate	––	212.6	––	––	––	––	––	212.6	212.6
In Reais	––	212.6	––	––	––	––	––	212.6	212.6

Liabilities - Short/Long-term	––	2.696.6	356.9	280.2	947.2	1.200.2	4,700.1	10,181.2	10,181.2
Fixed rate	––	1.809.3	224.7	210.8	684.7	538.1	4,402.3	7,869.9	7,869.9
In Reais	6.09%	1.577.2	184.3	183.6	167.6	538.1	126.1	2.777.0	2,777.0
In US dollars	5.96%	63.4	––	––	517.1	––	4,276.2	4,856.7	4,856.7
In ARS	26%	168.7	40.4	27.2		––	––	236.3	236.3
Variable rate	––	887.3	132.2	69.4	262.5	662.1	297.8	2,311.3	2,311.3
In Reais	––	838.0	116.6	61.8	43.4	16.6	219.0	1,295.5	1,295.5
Index	TJLP+3.37%	526.4	116.6	61.8	43.4	16.6	6.7	771.6	771.6
Index	IGPM+4.7%	3.0	––	––	––	––	212.3	215.3	215.3
Index	98.5% CDI	308.6	––	––	––	––	––	308.6	308.6
In US dollars	––	49.2	15.6	7.6	219.1	645.5	78.8	1,015.8	1,015.8
Index	LIBOR+2.73%	16.2	4.3		214.7	643.6	78.1	957.0	957.0
Index	UMBNDES+2.2%	36.1	22.8	7.6	4.4	1.8	0.7	73.5	73.5
Net	––	629.9	318.8	280.2	805.2	1,200.2	4,464.2	6,438.7	6,438.7

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2013. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2015	2016	2017	2018	Thereafter	Carrying amount	Fair value
US dollars denominated instruments	2,203.68	53,71	7,61	822,13	645,48	4,491.64	8,224.25	8,224.25
Assets
Short/Long-term investments	2,091.04	38.13	––	85.98	––	136.68	2,351.83	2,351.83
Average annual interest rate	0.32%	7.57%	0.0%	4.48%	0.0%	4.55%	0,84%
Liabilities
Short/Long-term debt	112.64	15.58	7.61	736.15	645.48	4,354.96	5,872.42	5,872.42
Average annual interest rate	5.8%	10.04%	5.85%	5.78%	3.04%	5.8%	5.5%

Euro denominated instruments	257.21	––	––	––	––	––	257.21	257.21
Assets
Short/Long-term investments	257.21	––	––	––	––	––	257.21	257.21
Average annual interest rate	0.22%	––	––	––	––	––	0.22%
Liabilities	––	––	––	––	––	––	––	––
Short/Long-term debt	––	––	––	––	––	––	––	––
Average annual interest rate	––	––	––	––	––	––	––	––

ARS denominated instruments	168.75	40.36	27.19	––	––	––	236.30	236.30
Liabilities	––	––	––	––	––	––	––	––
Short/Long-term debt	168.75	40.36	27.19	––	––	––	236.30	236.30
Average annual interest rate	28.17%	20.44%	20.78%	––	––	––	26.0%	––

Other Currencies denominated instruments	42.88	––	––	––	––	––	42.88	42.88
Assets		––	––	––	––	––
Short/Long-term investments	42.88	––	––	––	––	––	42.88	42.88
Average annual interest rate	0.01%	––	––	––	––	––	0.01%	––

(1) Includes overnight deposits, time deposits, long-term Brazilian government bonds, credit linked notes and other short-term investments.

(2) Represents indebtedness denominated in U.S. dollars.

The table below presents our derivative financial instruments under which we have exposure to foreign exchange risk, using the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

Exchange / Interest rate derivatives	Short Term	2015	2016	2017	2018	Thereafter	Carrying amount	Fair value
Total Notional	3,081.4	1,9	––	151,8	759,2	55,6	(345,0)	(345,0)
			––	––		––	––	––
Cross currency swaps:	335.1	1,9	––	––	250,0	––	(210,0)	(210,0)
Receive R$/ Pay U.S.$
Notional amount	335.1	1,9	––	––	250,0	––	(210,0)	(210,0)
Average annual interest received in R$	9.7%	9,7%	––	––	––	––	––	––
Average annual interest paid in U.S.$	1.5%	1,5%	––	––	––	––	––	––
Duration	1.0	2,0	––	––	––	––	––	––
Interest rate swaps:	267.4	––	––	151,8	509,2	55,6	(71,4)	(71,4)
Receive U.S.$/ Pay U.S.$/	––	––	––	––	––	––	––	––
Notional amount	––	––	––	151,8	459,2	55,6	(71,9)	(71,9)
Average annual interest received in U.S.$	––	––	––	––	––	3,1%	––	––
Average annual interest paid in U.S.$	––	––	––	––	––	5,8%	––	––
Duration	––	––	––	––	––	6,1	––	––
Receive R$/ Pay R$	––	––	––	––	––	––	––	––
Notional amount	267.4	––	––	––	50,0	––	0,6	0,6
Average annual interest received in R$	8.1%	––	––	––	––	––	––	––
Average annual interest paid in 76,0% of CD I	7.4%	––	––	––	––	––	––	––
Duration	0.8	––	––	––	––	––	––	––

Exchange / Interest rate derivatives	Short Term	2015	2016	2017	2018	Thereafter	Carrying amount	Fair value
Non deliverable forward:	1,071.2	––	––	––	––	––	(56,1)	(56,1)
Receive R$/ Pay U.S.$		––	––	––	––	––	––	––
Notional amount	416.1	––	––	––	––	––	(21.3)	(21.3)
Average annual interest received in R$	7.9%	––	––	––	––	––	––	––
Average annual interest paid in U.S.$		––	––	––	––	––	––	––
Duration	0.5	––	––	––	––	––	––	––
Receive R$/ Pay Euro
Notional amount	312.3	––	––	––	––	––	(25.2)	(25.2)
Average annual interest received in R$	8.6%	––	––	––	––	––	––	––
Average annual interest paid in Euro
Duration	0.4	––	––	––	––	––	––	––
Receive R$/ Pay Pounds
Notional amount	113.0	––	––	––	––	––	(12.1)	(12.1)
Average annual interest received in R$	8.0%	––	––	––	––	––	––	––
Average annual interest paid in Pounds
Duration	0.4	––	––	––	––	––	––	––
Receive US$/ Pay Euro
Notional amount	205.3	––	––	––	––	––	2.7	2.7
Average annual interest received in U.S.$	3.8%	––	––	––	––	––	––	––
Average annual interest paid in Euro
Duration	0.3	––	––	––	––	––	––	––
Receive US$/ Pay Pounds
Notional amount	24.6	––	––	––	––	––	(0.2)	(0.2)
Average annual interest received in U.S.$	1.6%	––	––	––	––	––	––	––
Average annual interest paid in Pounds
Duration	0.3	––	––	––	––	––	––	––
Currency forward:	357.2	––	––	––	––	––	(10.4)	(10.4)
Receive R$/ Pay U.S.$
Notional amount	357.2	––	––	––	––	––	(10.4)	(10.4)
Average annual interest received in R$	8.1%	––	––	––	––	––	––	––
Average annual interest paid in U.S.$
Duration	0.5	––	––	––	––	––	––	––
FX Options:	562.2	––	––	––	––	––	(0.3)	(0.3)
Notional amount	562.2	––	––	––	––	––	(0.3)	(0.3)
Duration	0.2	––	––	––	––	––
FX Futures:	488.2	––	––	––	––	––	3.2	3.2
Notional amount	488.2	––	––	––	––	––	3.2	3.2
Duration	0.1	––	––	––	––	––	––	––

The table below provides further detail on our foreign currency-denominated assets and liabilities as of December 31, 2013:s

	As of December 31,
	2013	2012
	(in millions of reais)
Cash and cash equivalents and marketable securities	2,651.9	1,502.4
Trade accounts receivable - third parties	1,593.5	1,606.5
Trade accounts receivable - affiliates	146.2	––
Restricted Cash		9.1
U.S. dollar futures	480.2	204.3
Inventory	50.8	543.0
Forward contracts (NDFs) (a)	—	—
Exchange rate contracts (Swaps)	(20.2)	(31.7)
Loans and financing	(6,108.7)	(5,628.5)
Bonds designated as hedge accounting instruments	702.8	306.5
Prepayment exports designated as hedge accounting instruments	702.8	815.8
Trade accounts payable	(634.2)	(479.7)
Advance pre-payment from subsidiaries	––	––
Other operating assets and liabilities, net	231.5	310.8
	(203.4)	(841.3)

Foreign exchange exposure in U.S.$.	(87)	(412)

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

Exchange Rate - Brazilian Reais x U.S. Dollar		2.3426	2.1083	1.7570	2.9283	3.5139
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in millions of reais)
Non-deliverable forwards and Currency forward (hedge accounting)	Devaluation of R$	4.3	86.3	209.3	(200.7)	(405.7)
Options – foreign currencies	Devaluation of R$	0.3	28.4	70.6	(55.0)	(125.2)
Prepayment export facilities (1)	Devaluation of R$	(168.9)	(98.6)	6.8	(344.6)	(520.3)
Bonds	Devaluation of R$	(93.8)	(23.5)	81.9	(269.5)	(445.2)
Swaps	Devaluation of R$	(103.1)	(27.3)	86.3	(292.4)	(481.7)
Exports(2)	Appreciation of R$	59.7	(97.3)	(332.7)	437.0	829.4
Net effect		(301.5)	(132.0)	122.1	(725.1)	(1,148.7)
Statement of income		—	—	—	—	—
Shareholders' equity		(301.5)	(132.0)	122.1	(725.1)	(1,148.7)

Exchange Rate - Brazilian Reais x Euro		3.2265	2.9039	2.4199	4.0331	4,8398
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in millions of reais)
Non-deliverable forwards(hedge accounting)	Devaluation of R$	(11.3)	23.1	74.8	(97.5)	(183.6)
Exports(2)	Appreciation of R$	11.3	(23.1)	(74.8)	97.5	183.6
Net effect		—	—	—	—	—
Statement of income		—	—	—	—	—
Shareholders' equity		—	—	—	—	—

Exchange Rate - Brazilian Reais x Pound		3.8728	3.4855	2.9046	4.8410	5,8092
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
		(in millions of reais)
Non-deliverable forwards(hedge accounting)	Devaluation of R$	(7.5)	5.3	24.4	(39.5)	(71.4)
Exports(2)	Appreciation of R$	7.5	(5.3)	(24.4)	39.5	71.4
Net effect		—	—	—	—	—
Statement of income		—	—	—	—	—
Shareholders' equity		—	—	—	—	—

(1) Represents contract liabilities from prepayment and exports.

(2) Represents net revenues from exports that have hedge instruments indicated in this table.

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

During the 2013 fiscal year, we used derivative instruments to mitigate the exposure to variations in live cattle prices. We entered into derivative instruments to protect our positions under the following transactions: (1) forward purchases of cattle, (2) contracting our own cattle confinement, (3) contracting cattle confinement in partnership with other parties and (4) spot purchases of cattle to ensure sufficient supply in the off-season. The contracts are recorded at fair value in our financial results, regardless of the month of expiration of the contracts.

The table below presents derivative financial instruments related to commodities, using the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

	Short Term	2015	2016	2017	2018	There-after	Carrying Amount	Fair Value

Non-deliverable forward:	3.3	—	—	—	—	—	0.5	0.5
Receive reais /Pay BGI(1)
Notional amount	3.3	—	—	—	—	—	0.5	0.5
Average annual interest received in reais	—	—	—	—	—	—	—	—
Average annual interest paid in BGI	—	—	—	—	—	—	—	—
Duration	0.01	—	—	—	—	—	—	—
Cattle Options:	31.3	—	—	—	—	—	0.2	0.2
Notional amount	31.3	—	—	—	—	—	0.2	0.2
Duration	0.1	—	—	—	—	—	—	—
Cattle Futures:	4.4	—	—	—	—	—	0.02	0.02
Notional amount	4.4	—	—	—	—	—	0.02	0.02
Duration	0.2	—	—	—	—	—	—	—

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

8. Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions.  In 2013, the annual fee for depositary services was charged to holders of ADRs.

In the year ended December 31, 2013, pursuant to a letter agreement between BRF and the depositary, the depositary reimbursed us for fees, expenses and related taxes of U.S.$ 977,514.91 consisting of (1) expenses in connection with investor relations events of U.S.$490,407.49, (2) investor relations expenses of U.S.$ 68,014.81, (3) legal expenses in connection with ongoing reporting requirements of U.S.$158,070.75, (4) fees paid to self-regulatory organizations (the NYSE, the PCAOB and the FASB) and to the depositary of U.S.$228,489.13 and (5) fees and expenses for other services of U.S.$32,532.73.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, the design and operation of our disclosure controls and procedures were effective.

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

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2013, based on criteria in Internal Control-Integrated Framework, issued by the COSO.

Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Annual Report on Form 20-F, has issued an attestation report on management’s assessment of our internal control over financial reporting.

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18––Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended December 31, 2013, no such amendment was made or waiver granted.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to BRF by its independent auditors responsible for auditing the financial statements included in the Annual Report on Form 20-F, which was Ernst & Young Auditores Independentes S.S. for the fiscal years ended December 31, 2013 and 2012.  No payments of consultancy fees were made to the independent auditors during 2013 and 2012. The hiring of our auditors for consultancy services is subject to approval of the Board of Directors and Fiscal Council/Audit Committee and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

	Year Ended December 31,
	2013	2012
	(in thousands of reais)
Audit fees	4,250.3	3,828.2
Audit-related fees	1,131.3	1,574.2
Tax fees	282.2	344.2
All other fees	—	188.8
Total fees	5,663.8	5,935.4

Audit fees in the above table are the aggregate fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements and review of our quarterly financial information.

Audit-related fees in the above table are fees billed by Ernst & Young Auditores Independentes S.S.

Tax fees in the above table are fees billed relating to tax compliance services. All other fees for 2012 refer mainly to assistance with verification of a database associated with a television marketing campaign.

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

The Company has a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate, and one member has accounting expertise that qualifies him as a financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Fiscal Council operates under a written charter, which the Company believes meets the NYSE’s requirements for audit committee charters. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law. For a further discussion of our Fiscal Council, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Council.”

At our shareholders’ meeting scheduled for April 3, 2014, our shareholders will consider a proposal by our board of directors to amend our bylaws to establish a permanent audit committee described in “Item 10. Additional Information—B. Memorandum and Articles of Association—Proposed Audit Committee.”  If these amendments are approved by the shareholders, the Company believes that the audit committee will meet the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The audit committee is not expected to be the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it will not be required to meet the standards of “independence” established in Rule 10A-3 and will not be fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes that are expected to be provided to the audit committee under the Company’s bylaws to the extent permitted by Brazilian law, the Company believes that its corporate governance system, taken as a whole, will be fully equivalent to a system having an audit committee functioning as a committee of its board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 will materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law.

If the shareholders approve the establishment of an audit committee, the Company expects to continue to have a permanent Fiscal Council.  However, the Company would no longer expect to rely on the Fiscal Council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.

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

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website (www.brf-br.com/ir).  Information on our website is not incorporated by reference in this Annual Report on Form 20-F.

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

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “—Item 16D.  Exemptions from the Listing Standards for Audit Committees.”

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors recently authorized the establishment of a stock option plan to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in our company. Under our bylaws and the Brazilian Corporation Law, stock option plans for our management and employees must be approved by our shareholders. On March 31, 2010, our shareholders approved a long-term stock option plan for our executive officers. At the general shareholders’ meeting on April 9, 2013, our shareholders approved amendments to the StockOption Plan to:

•         increase the maximum percentage of our shares that may be issued under the plan from 2.0% to 2.5% of the total share capital,

•         increase the number of windows for exercise from two to four, and

•         increase the ratios of options granted to shares acquired pursuant to the additional stock option plan that apply based on the percentage of an executive officer’s net profit sharing amounts used to purchase ourshares.

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
1.01

Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary meeting of the shareholders of BRF S.A. on December 18, 2012 (incorporated by reference to Exhibit 1.01 to the Annual Report on Form 20-F, filed April 4, 2013, SEC File No. 001-15148).

2.01

Form of Deposit Agreement among BRF S.A. (Perdigão S.A.), The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 2, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File No. 333-177676).

2.02	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed November 2, 2011, SEC File 333-177676).
4.01	Purchase Option Plan or Application for Shares (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer on Form 6-K/A, filed April 19, 2013, SEC File No. 001-15148).
4.02	Stock Options Program (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer on Form 6-K/A, filed April 19, 2013, SEC File No. 001-15148).
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

BRF S.A.

By:

Name:    Claudio Galeazzi

Title:       Chief Executive Officer

By: /s/ Augusto Ribeiro Junior

Name:    Augusto Ribeiro Junior

Title:       Chief Financial Officer

Date: [•], 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

BRF S.A.

We have audited BRF S.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). BRF S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, BRF S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BRF S.A. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013 of BRF S.A. and our report dated March 31, 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

March 31, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BRF S.A.

We have audited the accompanying consolidated balance sheets of BRF S.A. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRF S.A. as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards – IFRS as issued by International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BRF S.A.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 31, 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

March 31, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

BRF - Brasil Foods S.A.:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows of BRF - Brasil Foods S.A. and subsidiaries (the “Company”) for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, the consolidated comprehensive income, changes in consolidated shareholders’ equity and the consolidated cash flows of BRF - Brasil Foods S.A. and subsidiaries for the year ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Sao Paulo, Brazil
April 27, 2012

/s/ KPMG Auditores Independentes

BRF S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2013, 2012 and January 1, 2012

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

			Restated
ASSETS	Note	12.31.13	12.31.12	01.01.12
CURRENT ASSETS
Cash and cash equivalents	6	3,127.7	1,930.7	1,366.8
Marketable securities	7	459.6	621.9	1,372.7
Trade accounts receivable, net	8	3,338.4	3,131.2	3,207.8
Inventories	9	3,111.6	3,018.6	2,679.2
Biological assets	10	1,205.9	1,371.0	1,156.1
Recoverable taxes	11	1,302.9	964.8	907.9
Assets held for sale	12	148.9	22.5	19.0
Other financial assets	21	11.6	33.2	23.5
Other current assets		535.9	496.1	390.8
Total current assets		13,242.5	11,590.0	11,123.8
NON-CURRENT ASSETS
Marketable securities	7	56.0	74.5	83.4
Trade accounts receivable, net	8	7.8	11.1	2.4
Credit notes	8	353.7	152.3	147.3
Recoverable taxes	11	800.8	1,141.8	744.6
Deferred income and social contribution taxes	13	665.7	718.2	2,628.8
Judicial deposits	14	478.7	365.3	228.3
Biological assets	10	569.0	428.2	387.4
Restricted cash	15	99.2	93.0	70.0
Other non-current assets		413.7	732.0	362.6
Investments in associates and joint ventures	16	108.0	36.7	20.4
Property, plant and equipment, net	17	10,821.6	10,670.7	9,798.4
Intangibles	18	4,757.9	4,751.7	4,386.1
Total non-current assets		19,132.1	19,175.5	18,859.7
TOTAL ASSETS		32,374.6	30,765.5	29,983.5

See accompanying notes to the consolidated financial statements.

BRF S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2013, 2012 and January 1, 2012

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

			Restated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	12.31.13	12.31.12	01.01.12
CURRENT LIABILITIES
Short-term debt	19	2,696.6	2,440.8	3,452.5
Trade accounts payable	20	3,674.7	3,381.2	2,681.3
Payroll and related charges		433.5	426.2	434.2
Tax payable		253.7	228.0	224.8
Interest on shareholders' equity	26	336.7	160.0	312.6
Employee and management profit sharing		177.1	76.9	224.5
Other financial liabilities	21	357.2	253.4	270.7
Provision for tax, civil and labor risks	25	243.9	173.9	118.5
Pension and other post-employment plans	24	49.0	17.4	-
Other current liabilities		213.6	323.8	268.7
Total current liabilities		8,436.0	7,481.6	7,987.8

NON-CURRENT LIABILITIES
Long-term debt	19	7,484.6	7,077.5	4,601.1
Tax payable		19.5	13.5	29.5
Provision for tax, civil and labor risks	25	775.4	760.9	835.2
Deferred income and social contribution taxes	13	20.6	27.8	1,791.9
Pension and other post-employment plans	24	242.2	266.5	266.0
Other non-current liabilities		700.1	548.5	362.0
Total non-current liabilities		9,242.4	8,694.7	7,885.7
SHAREHOLDERS' EQUITY	26
Capital		12,460.5	12,460.5	12,460.5
Capital reserves		113.8	69.9	76.3
Income reserves		2,511.9	2,274.2	1,760.4
Treasury shares		(77.4)	(51.9)	(65.3)
Other comprehensive loss		(353.7)	(201.0)	(161.5)
Equity attributable to interest of controlling shareholders		14,655.1	14,551.7	14,070.4
Equity attributable to non-controlling interest		41.1	37.5	39.6
Total shareholders' equity		14,696.2	14,589.2	14,110.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		32,374.6	30,765.5	29,983.5

See accompanying notes to the consolidated financial statements.

BRF S.A.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, except earnings per share and share data)

			Restated
	Note	12.31.13	12.31.12	12.31.11
NET SALES	30	30,521.2	28,517.4	25,706.2
Cost of sales	35	(22,953.1)	(22,063.6)	(19,047.0)
GROSS PROFIT		7,568.1	6,453.8	6,659.2
OPERATING INCOME (EXPENSES)
Selling expenses	35	(4,624.3)	(4,317.3)	(3,837.5)
General and administrative expenses	35	(462.1)	(388.9)	(426.9)
Other operating expenses, net	33	(535.4)	(446.6)	(402.7)
Income of associates and joint ventures		13.3	22.4	9.0
OPERATING INCOME		1,959.6	1,323.4	2,001.1
Financial expenses	34	(2,056.6)	(1,556.5)	(1,325.3)
Financial income	34	1,309.1	985.9	845.8
INCOME BEFORE TAXES		1,212.1	752.8	1,521.6
Current	13	(29.3)	(19.0)	(39.9)
Deferred	13	(116.0)	43.6	(116.6)
NET PROFIT		1,066.8	777.4	1,365.1
Attributable to:
Controlling shareholders		1,062.4	770.0	1,367.4
Non-controlling interest		4.4	7.4	(2.3)
Weighted average shares outstanding - basic		870,534,511	869,534,940	870,507,468
Earnings per share - basic	27	1.22550	0.89409	1.57082
Weighted average shares outstanding - diluted		871,441,705	869,703,606	870,546,236
Earning per share - diluted	27	1.22422	0.89392	1.57070

See accompanying notes to the consolidated financial statements.

BRF S.A.

CONSOLIDATED STATEMENTS COMPREHENSIVE INCOME

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

			Restated
	Note	12.31.13	12.31.12	12.31.11
Net profit		1,066.8	777.4	1,365.1
Other comprehensive income
Gain (loss) on foreign currency translation adjustments		(41.3)	(3.6)	1.1
Gain (loss) on available for sale securities	7	(23.8)	13.0	3.6
Taxes on unrealized gain (loss) on available for sale securities	7	0.1	0.2	-
Unrealized losses on cash flow hedge	4	(260.0)	(6.9)	(327.1)
Taxes on unrealized losses on cash flow hegde	4	94.3	(1.7)	97.7
Net other comprehensive income to be reclassified to the statement of income in subsequent periods		(230.7)	1.0	(224.7)
Actuarial gains (losses) on pension and post-employment plans	24	34.3	(33.4)	42.5
Taxes on unrealized gains (losses) on pension post-employment plans	24	(11.6)	11.3	(14.5)
Net other comprehensive income with no impact into subsequent statements of income		22.7	(22.1)	28.0
Total comprehensive income		858.8	756.3	1,168.4
Attributable to:
Controlling shareholders		854.4	748.9	1,170.7
Non-controlling interest		4.4	7.4	(2.3)

See accompanying notes to the consolidated financial statements.

BRF S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, except Dividend – Interest on own equity per share data)

	Attributed to interest of controlling shareholders
		Capital reserves		Income reserves					Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for retained profit	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained earnings (losses)	Total equity	Non- controlling interest	Total equity
BALANCES AT JANUARY 01, 2011	12,460.5	69.4	(0.7)	111.2	673.3	280.2	-	-	11.5	1.5	62.1	(39.9)	-	13,629.0	7.6	13,636.5
Comprehensive income:
Gain on foreign currency translation adjustments	-	-	-	-	-	-	-	-	1.1	-	-	-	-	1.1	-	1.1
Unrealized gain on available for sale securities	-	-	-	-	-	-	-	-	-	3.5	-	-	-	3.5	-	3.6
Unrealized loss on cash flow hedge	-	-	-	-	-	-	-	-	-	-	(229.4)	-	-	(229.4)	-	(229.4)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	-	-	-	28.0	(39.5)	(11.5)	-	(11.5)
Net profit	-	-	-	-	-	-	-	-	-	-	-	-	1,367.4	1,367.5	(2.3)	1,365.0
TOTAL COMPREHENSIVE INCOME									1.1	3.5	(229.4)	28.0	1,327.9	1,131.2	(2.3)	1,128.9
Appropriation of income
Interest on shareholders' equity - R$0.7270 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(632.1)	(632.1)	-	(632.1)
Legal reserve	-	-	-	68.4	-	-	-	-	-	-	-	-	(68.4)	-	-	-
Reserve for expansion	-	-	-	-	305.3	-	-	-	-	-	-	-	(305.3)	-	-	-
Reserve for capital increase	-	-	-	-	-	265.5	-	-	-	-	-	-	(265.6)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	56.5	-	-	-	-	(56.5)	-	-	-
Share-based payments	-	15.8	-	-	-	-	-	-	-	-	-	-	-	15.8	-	15.8
Gains on shares sold	-	3.3	-	-	-	-	-	-	-	-	-	-	-	3.3	-	3.3
Acquisition of non-controlling interest	-	(12.2)	-	-	-	-	-	-	-	-	-	-	-	(12.2)	-	(12.2)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	34.3	34.3
Treasury shares acquired	-	-	(72.0)	-	-	-	-	-	-	-	-	-	-	(72.0)	-	(72.0)
Treasury shares sold	-	-	7.4	-	-	-	-	-	-	-	-	-	-	7.3	-	7.4
BALANCES AT DECEMBER 31, 2011	12,460.5	76.3	(65.3)	179.6	978.6	545.7	-	56.5	12.6	5.1	(167.3)	(11.9)	-	14,070.3	39.6	14,110.1
Comprehensive income:
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	-	(3.6)	-	-	-	-	(3.6)	-	(3.6)
Unrealized gain in available for sale securities	-	-	-	-	-	-	-	-	-	13.2	-	-	-	13.2	-	13.2
Unrealized loss on cash flow hedge	-	-	-	-	-	-	-	-	-	-	(8.6)	-	-	(8.6)	-	(8.6)
Actuarial losses on post employment plans	-	-	-	-	-	-	-	-	-	-	-	(37.9)	-	(37.8)	-	(37.8)
Actuarial gain (loss) on pension plans	-	-	-	-	-	-	-	-	-	-	-	(2.6)	18.5	15.9	-	15.9
Net profit	-	-	-	-	-	-	-	-	-	-	-	-	770.0	770.0	7.4	777.4
TOTAL COMPREHENSIVE INCOME									(3.6)	13.2	(8.6)	(40.5)	788.5	748.9	7.4	756.3
Appropriation of income (loss):
Interest on shareholders' equity - R$0.3158 per
outstanding share at the end of exercise	-	-	-	-	-	-	-	-	-	-	-	-	(274.8)	(274.8)	-	(274.8)
Legal reserve	-	-	-	40.7	-	-	-	-	-	-	-	-	(40.7)	-	-	-
Reserve for expansion	-	-	-	-	237.5	-	-	-	-	-	-	-	(237.5)	-	-	-
Reserve for capital increase	-	-	-	-	-	155.1	-	-	-	-	-	-	(155.1)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	67.4	-	-	-	-	(67.4)	-	-	-
Reserve for retained earnings	-	-	-	-	-	-	13.1	-	-	-	-	-	(13.1)	-	-	-
Share-based payments	-	23.0	-	-	-	-	-	-	-	-	-	-	-	23.0	-	23.0
Gains on shares sold	-	4.5	-	-	-	-	-	-	-	-	-	-	-	4.5	-	4.5
Acquisition of non-controlling interest	-	(33.9)	-	-	-	-	-	-	-	-	-	-	-	(33.9)	-	(33.9)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9.5)	(9.5)
Treasury shares sold	-	-	13.4	-	-	-	-	-	-	-	-	-	-	13.4	-	13.4
BALANCES AT DECEMBER 31, 2012 - RESTATED	12,460.5	69.9	(51.9)	220.2	1,216.0	700.9	13.1	124.0	9.0	18.3	(175.9)	(52.4)	-	14,551.5	37.5	14,589.2

See accompanying notes to the consolidated financial statements

BRF S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, except Dividend – Interest on own equity per share data)

	Attributed to interest of controlling shareholders
		Capital reserves		Income reserves					Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for retained profit	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained earnings (losses)	Total equity	Non- controlling interest	Total equity
BALANCES AT DECEMBER 31, 2012 - RESTATED	12,460.5	69.9	(51.9)	220.2	1,216.0	700.9	13.1	124.0	9.0	18.3	(175.9)	(52.4)	-	14,551.5	37.5	14,589.2
Comprehensive income:
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	-	(41.3)	-	-	-	-	(41.3)	-	(41.3)
Unrealized gain on available for sale securities	-	-	-	-	-	-	-	-	-	(23.6)	-	-	-	(23.6)	-	(23.6)
Unrealized loss on cash flow hedge	-	-	-	-	-	-	-	-	-	-	(165.8)	-	-	(165.8)	-	(165.8)
Actuarial losses on post employment plans	-	-	-	-	-	-	-	-	-	-	-	7.7	-	7.7	-	7.7
Actuarial gain (loss) on pension plans	-	-	-	-	-	-	-	-	-	-	-	70.4	(55.4)	14.9	-	14.9
Net profit	-	-	-	-	-	-	-	-	-	-	-	-	1,062.4	1,062.4	4.4	1,066.8
TOTAL COMPREHENSIVE INCOME									(41.3)	(23.6)	(165.8)	78.1	1,007.0	854.4	4.4	858.8
Appropriation of income (loss):
Dividends - R$ 0,05171974 per outstanding share at
the end of the year	-	-	-	-	(45.3)	-	-	-	-	-	-	-	-	(45.3)	-	(45.3)
Interest on shareholders' equity - R$0.83154173 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(724.0)	(724.0)	-	(724.0)
Legal reserve	-	-	-	53.1	-	-	-	-	-	-	-	-	(53.1)	-	-	-
Reserve for expansion	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reserve for capital increase	-	-	-	-	-	121.8	-	-	-	-	-	-	(121.8)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	121.2	-	-	-	-	(121.2)	-	-	-
Reserve for retained profit	-	-	-	-	-	-	(13.1)	-	-	-	-	-	13.1	-	-	-
Share-based payments	-	26.8	-	-	-	-	-	-	-	-	-	-	-	26.8	-	26.8
Gains on disposal of shares	-	17.1	-	-	-	-	-	-	-	-	-	-	-	17.1	-	17.1
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(0.8)	(0.8)
Treasury shares acquired	-	-	(78.6)	-	-	-	-	-	-	-	-	-	-	(78.6)	-	(78.6)
Treasury shares sold	-	-	53.1	-	-	-	-	-	-	-	-	-	-	53.1	-	53.2
BALANCES AT DECEMBER 31, 2013	12,460.5	113.8	(77.4)	273.4	1,170.7	822.7	-	245.2	(32.3)	(5.3)	(341.7)	25.7	-	14,655.0	41.1	14,696.3

See accompanying notes to the consolidated financial statements.

BRF S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in thousands of Brazilian Reais, unless otherwise stated)

		Restated
	12.31.13	12.31.12	12.31.11
OPERATING ACTIVITIES
Net profit	1,062.4	770.0	1,367.4
Adjustments to reconcile net profit to net cash provided by operating activities
Non-controlling interest	4.4	7.4	(2.3)
Depreciation and amortization	1,176.1	966.7	886.3
Equity income of associates	(13.3)	(22.4)	(9.0)
Loss on the execution of the Performance Commitment Agreement ("TCD")	-	108.9	-
(Gains) losses on disposals of property, plant and equipment	(85.2)	13.3	158.7
Deferred income tax	116.0	(43.6)	116.6
Provision for tax, civil and labor risks	314.8	132.5	78.9
Other provisions	(60.2)	(6.2)	60.5
Exchange rate variations and interest	1,253.2	885.2	741.3
Changes in operating assets and liabilities
Investments in trading securities	-	(2,529.0)	(4,003.6)
Redemptions of trading securities	118.1	3,344.9	4,107.6
Investments in available for sale securities	-	(10.8)	(1,703.5)
Redemptions of available for sale securities	-	11.5	1,499.2
Trade accounts receivable	(188.3)	90.3	(640.2)
Inventories	(110.6)	(361.8)	(538.6)
Biological assets - current assets	165.1	(214.9)	-
Other financial assets and liabilities	(158.4)	(20.9)	(23.8)
Trade accounts payable	402.1	669.4	566.7
Payment of tax, civil and labor contigencies	(284.8)	(203.1)	(203.2)
Interest paid	(568.4)	(494.7)	(466.2)
Payroll and related charges	(2.3)	(97.5)	(37.8)
Interest on shareholders' equity received	22.3	9.0	5.6
Other operating assets and liabilities	155.6	(560.6)	(809.0)
Net cash provided by operating activities	3,318.6	2,443.6	1,151.6
INVESTING ACTIVITIES
Investments in held to maturity securities	(315.0)	(48.6)	-
Redemptions of held to maturity securities	429.2	94.2	29.2
Investments in available for sale securities	(144.9)	-	-
Redemptions of available for sale securities	156.2	-	-
Restricted cash	(6.2)	(14.2)	(9.0)
Business combination, net of cash acquired	-	(10.6)	(230.2)
Investments in associates and joint venturies	(73.0)	(52.0)	(4.7)
Additions to property, plant and equipment	(1,268.3)	(1,884.4)	(1,125.2)
Additions to biological assets - non-current assets	(501.8)	(493.9)	(492.2)
Proceeds from disposals of property, plant and equipment	265.8	51.3	6.0
Additions to intangible assets	(54.6)	(14.6)	(58.8)
Net cash used in investing activities	(1,512.6)	(2,372.8)	(1,884.9)
FINANCING ACTIVITIES
Proceeds from debt issuance	3,744.3	5,258.2	3,098.4
Repayment of debt	(3,897.0)	(4,347.6)	(2,838.9)
Treasury shares acquisition	(78.6)	-	(72.0)
Treasury shares disposal	53.2	13.4	-
Acquisiton of non-controlling interest	-	(33.9)	(12.2)
Payments of dividends and interest on shareholders' equity	(579.1)	(439.8)	(501.6)
Net cash provided (used in) by financing activities	(757.2)	450.3	(326.3)
EFFECT ON EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	148.2	42.9	115.8
Net increase (decrease) in cash and cash equivalents	1,197.0	564.0	(943.8)
At the beginning of the year	1,930.7	1,366.8	2,310.6
At the end of the year	3,127.7	1,930.7	1,366.8

See accompanying notes to the consolidated financial statements

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.            COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is one of Brazil’s largest companies in the food industry. BRF  is a public company, listed on the New Market of Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. It´s headquarter is located at 475, Rua Jorge Tzachel  in the City of Itajaí, State of Santa  Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef for processing, production and sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean by-products, among which the following are highlighted:

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

In the domestic market, the Company operates 49 manufacturing facilities, being: 36 meat processing plants, 13 dairy products processing plants, 3 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plant, located close to the Company’s raw material suppliers or the main consumer centers.

The Company has an advanced distribution system and uses 30 distribution centers to deliver its products to supermarkets, retail stores, wholesalers, restaurants and other institutional customers in the domestic and foreign markets.

In the foreign market, the Company operates 11 manufacturing facilities, being: 6 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant, 1 frozen vegetables processing plant, 1 cheese processing plant and 15 distribution centers, besides subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

The Company exports to more than 110 countries.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

BRF has a number of trademarks among which the most important are: Batavo, Claybon, Chester®, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Hot Pocket, Miss Daisy, Nuggets, Qualy, Sadia, Speciale Sadia, Dánica and Paty, in addition to licensed trademarks such as Bob Esponja, Trakinas, Smurfs and Philadélfia.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each subsidiary:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.1.            Interest in subsidiaries

					% equity interest
Subsidiary		Main activity	Country	Participation	12.31.13	12.31.12
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	Direct	100.00%	100.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	Direct	100.00%	100.00%
BRF GmbH		Holding	Austria	Direct	100.00%	100.00%
Al-Wafi Food Products Factory LLC	(c)	Industrialization and commercialization of products	United Arab Emirates	Indirect	49.00%	-
Badi Ltd.		Import and commercialization of products	United Arab Emirates	Indirect	100.00%	100.00%
Al-Wafi Al-Takamol Imp.		Import and commercialization of products	Saudi Arabia	Indirect	75.00%	75.00%
BRF Brasil Foods África Ltd.		Import and commercialization of products	South Africa	Indirect	100.00%	100.00%
BRF Global Company Nigeria Ltd.	(g)	Marketing and logistics services	Nigeria	Indirect	1.00%	-
BRF Singapore PTE Ltd.	(j)	Marketing and logistics services	Singapore	Indirect	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	90.00%	90.00%
BRF Global Company Nigeria Ltd.	(g)	Marketing and logistics services	Nigeria	Indirect	99.00%	-
BRF Global GmbH	(b)	Holding and trading	Austria	Indirect	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
Qualy 5201 B.V.	(b)	Import and commercialization of products	The Netherlands	Indirect	100.00%	100.00%
BRF Japan KK	(h)	Marketing and logistics services	Japan	Indirect	100.00%	100.00%
BRF Korea LLC	(i)	Marketing and logistics services	Korea	Indirect	100.00%	-
Federal Foods Ltd.	(d)	Import and commercialization of products	United Arab Emirates	Joint venture	49.00%	-
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
Perdigão France SARL		Marketing and logistics services	France	Indirect	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	Indirect	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	Indirect	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	Indirect	100.00%	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	Indirect	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	Indirect	100.00%	100.00%
Plusfood Groep B.V.	(f)	Holding	The Netherlands	Indirect	-	100.00%
Plusfood B.V.		Industrialization, import and commercializations of products	The Netherlands	Indirect	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	Indirect	100.00%	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	Indirect	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	Indirect	67.00%	67.00%
Plusfood UK Ltd.		Import and commercialization of products	United Kingdom	Indirect	100.00%	100.00%
Plusfood Wrexham		Industrialization, import and commercializations of products	United Kingdom	Indirect	100.00%	100.00%
Rising Star Food Company Ltd.		Industralization, import and commercialization of products	China	Joint venture	50.00%	50.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	40.00%	40.00%
Sadia Foods GmbH	(a)	Import and commercialization of products	Germany	Indirect	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	10.00%	10.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
BRF - Suínos do Sul Ltda.		Participation in other companies	Brazil	Direct	99.00%	99.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	Direct	98.26%	90.00%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	Associate	49.00%	49.00%
Nutrifont Alimentos S.A.	(c)	Industrialization and commercialization of products	Brazil	Associate	50.00%	50.00%
PDF Participações Ltda.	(l)	Holding	Brazil	Direct	-	1.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	Indirect	-	0.01%
Perdigão Trading S.A.	(l)	Holding	Brazil	Direct	100.00%	100.00%
PDF Participações Ltda.	(l)	Holding	Brazil	Indirect	-	99.00%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Indirect	12.00%	12.00%
PP-BIO Administração de bem próprio S.A.	(k)	Management of assets	Brazil	Associate	33.33%	-
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Direct	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	Indirect	100.00%	99.99%
Quickfood S.A.		Industrialization and commercialization of products	Argentina	Direct	90.05%	90.05%
Sadia Alimentos S.A.		Import and export of products	Argentina	Direct	99.98%	99.98%
Avex S.A.		Industrialization and commercialization of products	Argentina	Indirect	99.46%	99.46%
Flora Dánica S.A.		Industrialization and commercialization of products	Argentina	Indirect	95.00%	95.00%
GB Dan S.A.		Industrialization and commercialization of products	Argentina	Indirect	5.00%	5.00%
Flora San Luis S.A.		Industrialization and commercialization of products	Argentina	Indirect	95.00%	95.00%
Flora Dánica S.A.		Industrialization and commercialization of products	Argentina	Indirect	5.00%	5.00%
GB Dan S.A.		Industrialization and commercialization of products	Argentina	Indirect	95.00%	95.00%
Flora San Luis S.A.		Industrialization and commercialization of products	Argentina	Indirect	5.00%	5.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	Direct	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	60.00%	60.00%
Sadia U.K. Ltd.	(a)	Import and commercialization of products	United Kingdom	Indirect	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Indirect	100.00%	100.00%
Sadia Alimentos S.A.		Import and export of products	Argentina	Indirect	0.02%	0.02%
Sadia GmbH	(e)	Holding	Austria	Direct	-	100.00%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	Direct	100.00%	100.00%
UP Alimentos Ltda.		Industrialization and commercializations of products	Brazil	Associate	50.00%	50.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of ow ned real state	Brazil	Direct	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	Indirect	1.74%	10.00%

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(a)       Dormant subsidiaries.

(b)       The wholly-owned subsidiary BRF Global GmbH, formerly known as Acheron Beteiligung-sverwaltung GmbH, started to operate as a trading in the European market as from May 1, 2013. In addition, it owns 101 direct subsidiaries in Madeira Island, Portugal, with an investment as of December 31, 2013 of R$2.8 (R$2.2 as of December 31, 2012). The wholly-owned subsidiary Qualy 5201 B.V. owns 213 subsidiaries in The Netherlands being the amount of this investment as of December 31, 2013 totaled R$10.5 (R$10.6 as of December 31, 2012). The purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

(c)       Subsidiary and associate in pre-operational phase.

(d)       The BRF acquired 49% of the equity interest with the rights to 60% of dividends as permitted by Federal Law Nº 8/1984, in force in the United Arab Emirates and according to the shareholders’ agreement.

(e)       Subsidiary incorporated by BRF GmbH on March 31, 2013.

(f)        Subsidiary liquidated on June 20, 2013.

(g)       Establishment of wholly-owned subsidiary on July 11, 2013.

(h)       Change the corporate name from BRF Brasil Foods Japan KK to BRF Japan KK on September 1, 2013.

(i)        Establishment of wholly-owned subsidiary on October 10, 2013.

(j)        Change the corporate name from BRF Brasil Foods PTE Ltd to BRF Singapore PTE Ltd on October 18, 2013.

(k)       Acquisition of equity interest on November 29, 2013

(l)        Subsidiary liquidated on December 31, 2013.

1.2.            Investment agreement with Minerva S.A. (“Minerva”) and VDQ Holdings S.A. (“VDQ”)

On November 01, 2013, the Company entered into an agreement with Minerva S.A. (“Minerva”), one of the leading companies in South America in the production and sale of in-natura meat, live cattle and by-products, and VDQ Holdings S.A. (“VDQ”), Minerva´s controlling shareholder. This agreement determined the terms and conditions of an operation where BRF will transfer its beef slaughtering plants located in Várzea Grande and Mirassol (Mato Grosso State), as well as BRF’s employees of those plants, to a new company (“Newco Beef Division”) that will be incorporated within Minerva, with a subsequent increase in Minerva´s capital stock.

The Newco Beef Division will be then a wholly-owned subsidiary of Minerva and BRF will hold 29,000,000 (twenty nine million) shares of Minerva, equivalent to 16.8% of the total and voting capital stock of Minerva. Within the context of the transaction, (i) BRF and VDQ entered into a shareholders´ agreement under which VDQ will maintain control of Minerva and BRF will appoint two members to the Board of Directors, ensuring certain protective rights relating to its minority interest, and (ii) Minerva and BRF signed a non-exclusive supply agreement whereby Minerva will supply BRF with in-natura beef at competitive prices.

Through this agreement, BRF will remodel its current beef business. The Company will not leave this business, but rather the slaughtering activities will be handled by Minerva.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The execution of the agreement is subject to the approval by the Administrative Council for Economic Defense (“CADE”) and General Shareholders’ Meeting of Minerva.

1.3.            Seasonality

The Company does not operate with any significant seasonality through the year. In general, during the fourth quarter of each year the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end holiday season such as Christmas and New Years Eve. Our bestselling products are: turkey, Chester® and ham.

2.                  MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are expressed in millions of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the consolidated financial statements.

The preparation of the consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, costs, expenses, assets and liabilities, as well as the disclosures of contingent liabilities as of the reporting date. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amounts of the affected assets and liabilities in future periods.

The consolidated financial statements were prepared on the historical cost basis except for the following items which are measured at fair value:

•           derivative and non-derivative financial instruments, being changes to fair value recognized  through the statement of income;

•           available for sale financial assets; and

•           share-based payments and employee benefits.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.       Consolidation: includes the BRF’s financial statements and the financial statements from subsidiaries where BRF has direct or indirect control. Intercompany accounts and transactions have been eliminated in consolidation. Non-controlling interest is presented separately.

3.2.       Functional currency: the financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates. The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for subsidiaries Plusfood Groep B.V. which adopts the Euro (“EUR”) and Avex S.A., Dánica group, Quickfood S.A. and Sadia Alimentos which adopt the Argentine Peso (“ARS”), as their functional currency.

The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Foreign subsidiaries with functional currency – Euro/Argentine Peso

•      Assets and liabilities are translated at the exchange rate in effect at year-end;

•      Statement of income accounts are translated based on the monthly average rate; and

•      The cumulative effects of gains or losses upon translation are recognized as Accumulated Foreign Currency Translation Adjustments component of other comprehensive income.

Foreign subsidiaries with functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate in effect at year-end;

•      Statement of income accounts are translated based on monthly average rate; and

•      The cumulative effects of gains or losses upon translation are recognized in the statement of income.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The accounting policies have been consistently applied by all subsidiaries included in consolidation.

3.3.        Investments: investments in associates and joint ventures are initially recognized at cost and adjusted thereafter for the equity method. In the investments in associates the Company has significant influence, which is the power to participate in the financial and operating policy decisions of the investee but it does not have control or joint control of those policies. In investments in joint ventures there is the contractually agreed sharing control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

3.4.        Business combinations: are accounted for using the purchase method. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition are accounted for as an expense when incurred.

When acquiring a business, management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in the statement of income.

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

3.5.        Segment information: an operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified 4 reportable segments, as disclosed in note 5.

3.6.        Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. The investments classified in this group, due to their nature, are measured at fair value through the profit and loss.

3.7.        Financial instruments: financial assets and liabilities are recorded when the Company becomes party to the contractual provisions of the instruments and classified into the following categories: marketable securities, loans and receivables, derivatives and other.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.7.1.   Marketable securities: are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•     Trading securities: acquired for sale or repurchase in the short term, recorded at fair value with variations directly recorded in the statement of income for the year within interest income or expense;

•       Held to maturity: when the Company has the intention and ability to hold them up to maturity, investments are recorded at amortized cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•       Available for sale: this category is for the remaining securities that are not classified in any of the categories above, which are measured at fair value, with changes to fair value recorded in other comprehensive income while the asset is not realized, net of taxes. Interest and monetary and exchange variation, when applicable, are recognized in the statement of income when incurred within interest income or expense.

3.7.2.  Derivatives financial instruments measured at fair value: are those actively traded on organized markets and fair value is determined based on the amounts quoted on an active market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within financial income or expenses or cash flow hedge, a component of other comprehensive income, net of taxes.

3.7.3.  Hedge transactions: the Company utilizes derivative and non-derivative financial instruments, as disclosed in note 4, to hedge the exposure to exchange rate and interest variations or to modify the characteristics of financial assets and liabilities and highly probable transactions, which are: (i) highly correlated to changes in the market value of the item being hedged, both at inception and throughout the term of the contract (effectiveness between 80% and 125%); (ii) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) considered  effective in the mitigation of the risk associated with the hedged exposure. These transactions are accounted for in accordance with IAS 39.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

If the occurrence of the forecasted transaction or firm commitment is no longer expected, the amounts previously recognized in other comprehensive income are transferred to the statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its classification as a hedge is revoked, the gains or losses previously recognized remain recorded in other comprehensive income until the forecasted transaction or firm commitment affect the statement of income.

3.7.4.   Loans and receivables: these are financial assets and liabilities with fixed or determinable payments which are not quoted on an active market. Such assets and liabilities are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.8.       Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of non-current trade accounts receivable, trade payables, social obligations and other non-current liabilities. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to those assets and liabilities, which corresponds to annual rate of 5.72% (6.06% as of December 31, 2012).

3.9.       Trade accounts receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of allowance for doubtful accounts.

An allowance for doubtful accounts is determined through analysis of the aging of trade accounts receivable and assessment of collectability based on historic trends, the financial condition of the Company’s customers and evaluation of economic conditions.

The Company writes off uncollectible trade receivables once collection efforts have been exhausted.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.10.    Inventories: are measured using at the weighted average cost method, not exceeding market value or net realizable value. Provisions for obsolescence, adjustments to net realizable value and deteriorated items are recorded when necessary. Usual production losses are included in monthly cost, whereas unusual losses, if any, are charged to other operating expenses.

3.11.    Biological assets: in accordance with IAS 41 the Company recognizes biological assets when it controls these assets as a result of a past event, it is probable that their future economic benefits will flow to the Company and fair value can be reliably estimated.

The consumables and production biological assets (live animals) are measured at their cost, as disclosed in note 10.

3.12.    Assets held for sale: are those identified as unusable by the Company and whose sale has been authorized by management, for which the Company is committed to identify a purchaser and conclude the sale. Such assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

3.13.    Property, plant and equipment: stated at the cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The borrowing costs are capitalized as a component of construction in progress, pursuant to IAS 23 considering the weighted average interest rate of the Company’s debt at the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an analysis of impairment indicators of property, plant and equipment along with goodwill impairment test. If an impairment indicator is identified, the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The recoverability of these assets was tested for impairment in 2013, and no adjustments were identified. The details of this test are described in note 18.

Gains and losses on disposals of property, plant and equipment items are calculated by comparing the proceeds of the disposals with their net book values and recognized in the statement of income at the disposal date.

3.14.    Intangible assets: Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized but recognized in the statement of income as incurred.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level.

The Company records goodwill and trademarks as intangibles assets with in indefinite useful life.

Goodwill recoverability was tested for fiscal year 2013 and no impairment loss was identified.  Such test involved the adoption of assumptions and judgments, as disclosed in note 18.

3.15.    Income taxes: in Brazil, are comprised of corporate income tax (“IRPJ”) and social contribution tax (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus 10% surtax for IRPJ, and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

The income from foreign subsidiaries is subject to taxation pursuant to the local tax rates and legislation.

Deferred taxes are recorded on IRPJ and CSLL tax losses, assets and liabilities and temporary differences between the tax basis and the carrying amount and classified as non-current assets, as required by IAS 01. When the Company’s analysis indicates that the realization of these credits is not probable, a valuation allowance is recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized and liabilities settled.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.16.    Accounts payable and trade accounts payable: are initially recognized at fair value plus any accrued charges, monetary and exchange variations incurred through the balance sheet date.

3.17.    Provision for tax, civil and labor risks and contingent liabilities: are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and its amount can be reliably estimated.

The Company is part of various lawsuits, including, tax, labor and civil claims. The assessment of the likelihood of an unfavorable outcome in these lawsuits includes the analysis of the available evidence, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new claims or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with IAS 18.

As a result of the business combinations with Sadia, Avex and Dánica group the Company recognized contingent liabilities related to tax, civil and labor claims, as detailed in note 25.

3.18.    Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

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

Operating lease agreements are recognized as expenses throughout the lease terms.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.19.    Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of IFRS 2, recognizing as an expense, on a straight-line basis, the fair value of the options granted, over the length of service required by the stock options plan, with a corresponding entry to equity. The accumulated expense recognized reflects the acquired vesting period and the Company's best estimate of the number of shares to be acquired.

The expense or income arising from the movement during the year is recognized in the statement of income under other operating expense or income. No expense is recognized for options that have not completed their vesting period.

The dilution effect of outstanding options is reflected as additional dilution in the calculation of diluted earnings per share.

3.20.    Pension and other post-employment plans: the Company sponsor 04 supplementary defined benefit and defined contribution plans, as well as other post-employment benefits, for those, annually an appraisal actuarial is prepared by an independent actuary.

The costing of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of a limit on contributions and yields on plan contributions and are recognized in the balance sheet with a contra entry in other comprehensive income when incurred. These measurements are not reclassified to statement of income in subsequent periods.

The Company recognizes the net defined benefit asset, when:

•     controls a resource and has the ability to use the surplus to generate future benefits;

•     the control is a result of past events; and

•     the future economic benefits are available to the Company in the form of a reduction in future contributions or a cash refund, either directly to the Company or indirectly to another deficitary plan. The asset ceiling is the present value of those future benefits.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The past service cost is recognized in the statement of income at the earliest of the following dates:

•         when the plan amendment or curtailment occurs, or

•         when the Company recognizes related restructuring costs.

The past service cost and net interest on net defined benefit liability or asset are recognized in the statement of income within other operating expense or income.

3.21.    Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to the issuance of shares are recognized as a deduction of capital amount, net of tax effects.

3.22.    Treasury shares: when the capital recognized as equity is repurchased, the amount paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity in capital reserves.

3.23.    Earnings per share: basic earnings per share are calculated by dividing the net profit attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year. Diluted earnings per share are calculated by dividing the net profit attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all dilutive potential ordinary shares into ordinary shares.

3.24.    Determination of income: results from operations are recorded on an accrual basis.

3.25.    Revenue recognition: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts.

Revenues are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

The Company has incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

3.26.    Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.27.    Research and development costs: expenditures on research activities, undertaken to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved technologies, process or products. The development costs are capitalized only if they can be reliably measured, the product or process is technically and commercially viable, the future economic benefits are probable, and the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in statement of income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and impairment losses, if applicable.

3.28.    Financial income: include interest earned on amounts invested (including available for sale financial assets), dividend income (except for dividends received from investments in associates and joint ventures accounted for using the equity method of accounting), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method.

3.29.    Grants and government assistance: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established are met and related benefits will be received. The amounts are accounted for as follows:

•     Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•     Subsidies to investments: the amounts recorded in the statement of income when excluded from the income tax and social contribution calculation basis are reclassified to shareholders’ equity, as a reserve of tax incentives, unless there are accumulated losses.

3.30.    Dividends and interest on shareholders’ equity:  the proposal for payment of dividends and interest on shareholders’ equity made by the Company’s Management, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by management before the end of  the accounting period covered by the consolidated financial statements, not yet approved by the shareholders, is recorded as  additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is stated as an allocation of income directly in shareholders’ equity.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.31.    Translation of assets and liabilities denominated in foreign currency:  as mentioned in item 3.2 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated based on monthly average rates.

The exchange rates in Brazilian Reais effective at the balance sheet dates were as follows:

Final rate	12.31.13	12.31.12
U.S. Dollar (US$)	2.3426	2.0435
Euro (€)	3.2265	2.6954
Pound Sterling (£)	3.8728	3.3031
Argentine Peso (AR$)	0.3594	0.4160

Average rates
U.S. Dollar (US$)	2.1576	1.9546
Euro (€)	2.8677	2.5114
Pound Sterling (£)	3.3779	3.0989
Argentine Peso (AR$)	0.3947	0.4295

3.32.    Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

•         fair value of financial instruments, see note 4;

•         impairment of non-financial assets, see note 5 and 18;

•         measurement of fair value of items related to business combinations;

•         allowance for doubtful accounts, see note 8;

•         net realizable value provision for inventories, see note 9;

•         biological assets, see note 10;

•         loss on the reduction of recoverable value of taxes, see note 11 and 13;

•         useful lives of property, plant and equipment and intangible, see note 17 and 18;

•         share-based payment transactions, see note 23;

•         pension and post-employment plans, see note 24; and

•         provision for tax, civil and labor risks, see note 25.

The Company reviews the estimates and underlying assumptions used in its accounting estimates on a quarterly basis. Revisions to accounting estimates are recognized in the period in each the estimates are revised.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.33.    Adoption of new accounting standard: the Company adopted IAS 19 (R) in 2013 with retrospective effect in line with the transition rules. Thus, the consolidated financial statements for the year ended December 31, 2012 were restated. There was no retrospective adjustment in the beginning balance as of January 01, 2012 as well as no change to the statement of cash flows for the year ended December 31, 2012.

IAS 19 (R) amended, among other provisions, the accounting for defined benefit and post-employment plans. The impacts in the Company's consolidated financial statements were as follows:

•     The interest cost and expected return on plan assets measured in the previous version of IAS 19 (R) were replaced by a net interest amount, by applying the discount rate applied to the calculation of the net defined benefit liability at the beginning of each fiscal year. Previously, the calculation determined the interest income on plan assets to be based on the expected rate of return on long term assets. As a result of this change, an amount of R$56.4 (net of taxes of R$29.0) was debited to the statement of income in the year ended December 31, 2012 with credit to other comprehensive income.

•     Past service costs, according to the previous version of IAS 19 (R), were deferred. These costs are now recognized directly in statement of income. Due to migration among medical plans, occurred during year 2012, the Company measured a gain of R$19.9 which was debited to medical plan liability with contra entry in statement of income, net of tax effects of R$6.8.

Disclosures required by IAS 19 (R) are presented in note 24 and the impacts upon its adoption are presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	As originally
	disclosed	Effects of adoption	Restated
	12.31.12	of IAS 19 (R)	12.31.12
ASSETS
Other assets	30,047.3	-	30,047.3
Deferred taxes - non-current	724.9	(6.8)	718.2
Effect on total assets	30,772.2	(6.8)	30,765.5

LIABILITIES
Other liabilities	15,892.4	-	15,892.4
Pension and other post-employment plans - non-current	303.8	(19.9)	283.9
Effect on total liabilities	16,196.2	(19.9)	16,176.3

SHAREHOLDERS´ EQUITY
Other comprehensive income
Other comprehensive income	(148.7)	-	(148.7)
Actuarial gains (losses)	(79.3)	85.3	6.0
Tax on actuarial gains (losses)	27.0	(29.0)	(2.0)
Other shareholders' equity accounts	14,777.0	(43.2)	14,733.9
Effect on shareholders' equity	14,576.0	13.1	14,589.2
Effect on total liabilities and shareholders' equity	30,772.2	(6.8)	30,765.5

	As originally
	disclosed	Effects of adoption	Restated
	12.31.12	of IAS 19 (R)	12.31.12
STATEMENT OF INCOME
Gross profit	6,453.8	-	6,453.8
Operating income (expense)
Other operating expenses, net	(4,683.8)	-	(4,683.8)
Other operating results	(381.1)	(65.5)	(446.6)
Income before financial expense	1,388.9	(65.5)	1,323.4
Financial expense, net	(570.6)	-	(570.6)
Income before taxes	818.3	(65.5)	752.8
Current income tax	(18.9)	-	(19.0)
Deferred income tax	21.3	22.3	43.6
Effect on net profit	820.7	(43.2)	777.4

Attributable to:
Controlling shareholders'	813.2	(43.2)	770.0
Non-controlling interest	7.4	-	7.4

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.                  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.            Overview

In the normal course of its business, the Company is exposed to credit, liquidity and market risks, which are actively managed in conformity to the Risk Policy and internal guidelines subject to such policy.

The Risk Policy is under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors, with clear and defined roles and responsibilities, as follows:

•     The Board of Directors is responsible for approving the Risk Policy and defining the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders;

•     The Financial Risk Management Committee is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging strategies and monitoring the risk exposure levels to ensure compliance with Risk Policy;

•     The Board of Executive Officers is in charge of the evaluation of the Company’s exposure for each identified risk, according to the guidelines established by the Board of Directors; and

•     The Risk Management area has as a crucial role in monitoring, evaluating and reporting of the financial risks taken by the Company.

The Risk Policy does not authorize the Company’s management to contract leveraged derivative transactions and determines that any individual hedge operations (notional amount) must not exceed 2.5% of the Company’s shareholders’ equity.

a.                  Credit risk management

The Company is subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts, as follows:

•     Credit risk associated with trade accounts receivable is actively managed by dedicated team, though specific systems. Furthermore, it should be noted the diversification of the customer portfolio and the concession of credit to customers with good financial and operational conditions. The Company does not usually require collateral for sales to customer, and has a contracted credit insurance policy for specific markets; and

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•     Credit risk associated with financial investments and derivative contracts is mitigated by the Company’s policy of working with prime institutions.

On December 31, 2013, the Company had financial investments over R$10.0 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco do Nordeste, Banco HSBC, Banco Itaú, Banco Safra, Banco Santander and Caixa Econômica Federal.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco do Brasil, Banco Itaú, Banco Santander, Banco Votorantim, Barclays, Citibank, Deutsche Bank, Banco HSBC, JP Morgan, Merrill Lynch, Rabobank, Standard Bank and Banco Safra.

b.                  Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow. Thus, the Company utilizes the following metrics:

•     Cash Flow at Risk (“CFaR”), which aims to statistically estimates the cash flows for the next twelve months and the Company’s liquidity exposure. The Company determined that the minimum cash available should be equivalent mainly to the average monthly billing and EBITDA for the last twelve-month period; and

•     Value at Risk ("VaR") is used for derivative transactions that require payments of periodic adjustments. Currently, the Company holds only BM&F operations with daily adjustments and in order to monitor them, such methodology is utilized, which statistically measures potential maximum adjustments to be paid at intervals of 1 to 21-days.

The Company maintains its leverage levels in order to avoid any impact to its ability to settle commitments and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2013, the long term debt portion accounted for 73.5% (74.3% as of December 31, 2012) of the total outstanding debt with an average term greater than 4.8 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of December 31, 2013:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.13
	Book	Cash flow						After 5
	value	contracted	2014	2015	2016	2017	2018	years
Non derivative financial liabilities
Loans and financing	4,769.9	5,208.8	2,785.7	402.2	332.5	488.7	742.3	457.4
BRF bonds	3,334.1	4,919.5	188.2	188.2	188.2	188.2	668.9	3,497.7
BFF bonds	1,502.0	2,168.9	106.9	106.9	106.9	106.9	106.9	1,634.5
Sadia bonds	520.6	641.5	35.5	35.5	35.5	534.8	-	-
Quickfood bonds	54.6	77.1	11.8	39.7	25.6	-	-	-
Trade accounts payable	3,674.7	3,674.7	3,674.7	-	-	-	-	-
Capital lease (1)	188.8	306.2	52.4	41.4	24.6	20.5	20.5	146.8
Operational lease	-	342.5	66.3	42.7	39.1	38.2	34.6	121.6

Derivative financial liabilities
Designated as hedge accounting
Interest rate and exchange rate derivatives	275.9	261.5	166.7	25.8	25.8	25.7	17.2	0.3
Currency derivatives (NDF)	59.4	8.0	8.0	-	-	-	-	-
Fixed exchange rate	11.9	(6.3)	(6.3)	-	-	-	-	-
Currency derivatives (options)	3.0	(1.4)	(1.4)	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	0.2	(2.0)	(2.0)	-	-	-	-	-
Interest rate and exchange rate derivatives	6.1	5.4	4.2	1.2	-	-	-	-
Commodities derivatives	0.6	2.1	2.1	-	-	-	-	-

(1)     It does not include the capital leases contracted with financial institutions which are included in loans and financing line above.

c.                   Interest rate risk management

Interest rates risk is the one the Company incurs in economic losses resulting from changes in these rates, which could affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates, in order to evaluate any need to enter into hedging transaction to protect from the exposure to fluctuation such rates and manage the mismatch between its financial investments and debts. In these transactions the Company enters into contracts that exchange floating rate for fixed rate or vice-versa. Such transactions were designated by the Company as cash flow hedge.

The Company’s indebtedness is essentially tied to the London Interbank Offered rate ("LIBOR"), fixed coupon (“R$ and USD”), Long Term Interest Rate ("TJLP") and Monetary Unit of the Bank National Economic and Social Development ("UMBNDES") rates. In case of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is applicable to the TJLP and UMBNDES.

With regards to the Company's marketable securities, the main index is the Interbank Deposit Certificate ("CDI") for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

d.                  Foreign exchange risk management

Foreign exchange risk is the one related to variations of foreign exchange rates that may cause the Company to incur unexpected losses, leading to a reduction of assets or an increase in liabilities.

The Risk Policy is intended to protect the Company's results from these variations, in order to:

•     Protect operating revenues and costs that are related to transactions arising from commercial activities, such as estimated exports and purchases of raw materials, utilizing hedging instruments, that is, to protect its future cash flow denominated in foreign currency; and

•     Manage assets and liabilities denominated in foreign currencies in order to protecting the balance sheet of the Company, through the use of over-the-counter and futures transactions.

The Company’s consolidated financial statements are mainly impacted by the following currencies: (i) U.S. Dollar (“US$” or “USD”), (ii) Euro (“EUR”), (iii) Pound Sterling (“GBP”) and (iv) Argentine Peso (“ARS”). Assets and liabilities denominated in foreign currency are as follows:

	12.31.13	12.31.12
	Total exposure
Cash and cash equivalents and marketable securities	2,651.9	1,502.4
Trade accounts receivable	1,593.5	1,606.5
Accounts receivable from subsidiaries	146.2	-
Restricted cash	-	9.1
Dollar future agreements	480.2	204.4
Inventories	50.8	543.0
Exchange rate contracts (Swap)	(20.2)	(31.7)
Loans and financing	(6,108.7)	(5,628.4)
Bonds designated as cash-flow hedge	702.8	306.5
Exports pre-payment designated as cash-flow hedge	702.8	815.8
Trade accounts payable	(634.2)	(479.7)
Other assets and liabilities, net	231.5	310.8
	(203.4)	(841.3)
Foreign exchange exposure in US$	(86.8)	(411.6)

Foreign exchange exposure impacting the statement of income in US$	28.8	(684.4)
Foreign exchange exposure included in other comprehensive income in US$	(115.6)	272.8

Foreign exchange exposure in US$	(86.8)	(411.6)

The Company's net foreign exchange exposure as of December 31, 2013 corresponds to a liability amounting to US$86.8. Due to the impacts of the functional currency, net foreign exchange exposure is composed of: (i) an asset totaling US$28.8, which variations are recorded in statement of income and (ii) a liability totaling US$115.6, which variation are recognized in comprehensive income. On December 31, 2013, the net foreign exchange exposure is within the limit set by the Company's Risk Policy.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

e.                   Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and oil and live hog, which are some of the individual components of production cost.

Corn, soymeal and oil prices are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, government’s agricultural policy, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to reduce the impact resulting from a price increase of these raw materials, and may utilize derivative instruments or inventory management for this purpose. Currently, the management of inventory levels is used as a hedging instrument.

During 2013, the Company utilized derivative instruments to mitigate the exposure to live cattle price variation. The contracts are recorded at their fair value through the statement of income, as financial result.

On December 31, 2013, the Company held a short position in the BM&F of 120 future contracts (636 contracts as of December 31, 2012) with maturity dates between January and June 2014.

Additionally, through the utilization of options, the Company held a short position of 100 allotments (450 allotments as of December 31, 2012).

f.                   Capital management

The Company’s definition of the adequate capital structure is essentially associated with (i) cash strength as a tolerance factor to liquidity volatility, (ii) financial leverage and (iii) maximization of the opportunity cost of capital.

The cash and liquidity strategy takes into consideration the historical scenarios of volatility of results as well as simulations of sectorial and systemic crises. In addition, is based on permitting the resilience in scenarios of restricted access to capital.

Financial leverage aims the balance between the different sources of funding and their conditions of allocation in order to maximize the opportunity cost to BRF in its business expansion initiatives. Moreover, the objective of maintaining the investment grade disciplines the weighting of using own and third party capital.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company monitors debt levels and net debt, which are shown below:

			12.31.13	12.31.12
	Current	Non-current	Total	Total
Foreign currency debt	(281.4)	(5,827.3)	(6,108.7)	(5,628.4)
Local currency debt	(2,415.2)	(1,657.3)	(4,072.5)	(3,889.9)
Other financial liabilities	(357.2)	-	(357.2)	(253.4)
Gross debt	(3,053.8)	(7,484.6)	(10,538.4)	(9,771.7)

Marketable securities and cash and cash equivalents	3,587.3	56.0	3,643.3	2,627.0
Other financial assets	11.6	-	11.6	33.2
Restricted cash	-	99.2	99.2	93.0
Net debt	545.1	(7,329.4)	(6,784.3)	(7,018.5)

4.2.            Derivative and non-derivative financial instruments designated as hedge accounting

As permitted by IAS 39, the Company applies hedge accounting to its derivative instruments classified as cash flow hedge, in accordance with the Risk Policy. The cash flow hedge consists of hedging the exposure to variations of the cash flow which is attributable to a particular risk associated with a recognized asset or liability, or a highly probable transaction that could affect profit and loss.

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

The Company formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues by documenting:

•         The relationship of the hedge;

•         The objective and risk management strategy of the Company to enter into a hedge transaction;

•         The identification of the financial instrument;

•         The hedge object or transaction;

•         The nature of the risk to be hedged;

•         The description of the hedge relationship;

•         The demonstration of the correlation between the hedge transaction and the hedge object, when applicable; and

•         The prospective demonstration of the effectiveness of the hedge.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The transactions for which the Company has designated hedge accounting are highly probable, present an exposure to variation in cash flow that could affect profit and loss and are highly effective in protecting changes in fair value or cash flows attributable to hedged risk, consistent with the risk originally documented in the Risk Policy.

The effectiveness tests are prepared prospectively and retrospectively at each period end. The prospective test is based on the comparison between the critical terms of derivative and non-derivative financial instruments and the hedged items. The hedged items (e.g. future monthly export sales) and the hedge instruments have the same critical terms, as follows:

•         Both fair value change due to the exchange rate variation (spot or forward rate method);

•         Their nominal values (notional) are similar; and

•         Their maturities are identical and both the hedged item (revenue) and the settlement of the financial instrument will occur at the same period.

The retrospective test is based on the analysis of the coverage ratio. This ratio compares the fair value variation accumulated since the inception of the hedged item (date of hedge designation) with the accumulated variation of the derivative and non-derivative financial instrument since its inception.

The effectiveness of the hedge is determined at the settlement date of the financial instrument, by comparing the cumulative changes of highly probable revenues with the gains or losses arising from the financial instruments.

According to the procedure for determining the highly probable amount adopted by the Company, it is unlikely that the amount of derivative and non-derivative financial instruments will be higher than the realized export sales at the same period. However, if it occurs, the derivatives exceeding export sales will be unqualified as hedge accounting.

The Company, within its hedge accounting strategy, utilizes the following financial instruments:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

a.                  Non-deliverable forwards – NDF

Non-deliverable forward contract is the future commitment to purchase or sell certain currencies on a certain date in the future for a predetermined price. This contract does not require physical settlement of contracted positions, but the financial settlement of the difference between the settlement price and the predetermined price of the contract.

b.                  Interest rate and currency swap

Similar to a non-deliverable forward contract, the swap is the future commitment to buy or sell certain interest rates or currency at a specified date in the future for a predetermined price. The particularity in this type of transaction is the possibility to exchange cash flows on various dates. The Company contracts swaps that do not require the physical settlement of contracted positions, but the financial settlement of the difference between the settlement price and the price established in the contract.

c.                   Options

A put option gives the holder (option holder) the right to buy an asset at a certain price (strike) at certain future date (the exercise date). A call option gives the holder the right to sell an asset at a certain price at a certain future date. In addition, there is a possibility of buying (premium disbursement, with rights) or selling (premium receiving, with obligations).

d.                  Fixed exchange rate

Fixed exchange rate is a non-derivative financial instrument contracted from financial institutions that allows the definition of a future rate to internalization of resources arising from foreign activities. Contractually, there is the requirement of submission of export invoices to prove the nature of resources which will be internalized trough closing of exchange rate. Such contract has similar characteristics of a non-deliverable forward derivative contract because it determines, at its inception, a future exchange rate. Nevertheless, the contract requires a physical settlement of the contracted positions.

e.                   Export prepayments – PPEs

The Company utilizes the exchange rates variation of export prepayments contracts (“PPEs”) as a hedge instrument for the highly probable future sales in foreign currency.

f.                   Senior unsecured notes – Bonds

The Company designates part of the transactions involving Senior Unsecured Notes (Bond BRF2022 and 2023) as hedge accounting.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.2.1 Breakdown of the balances of derivative financial instruments

The positions of outstanding derivative financial instruments as of December 31, 2013 and December 31, 2012 are as follows:

12.31.13					12.31.12
		Reference	Reference		Reference
	Hedge	currency	value		value
Instrument	object	(notional)	(notional)	Fair value (1)	(notional)	Fair value (1)
Financial instruments designated as cash flow hedge
NDF - Dolar	Currency	USD	190.0	(21.3)	1,007.0	(20.0)
NDF - Euro	Currency	EUR	106.8	(25.2)	197.0	(11.3)
NDF - Libra	Currency	GBP	33.0	(12.1)	53.4	(6.4)
Currency swap - US$	Currency	BRL	573.0	(203.9)	408.7	(77.0)
interest rate - US$	Interest	USD	400.0	(71.9)	556.4	(101.6)
interest rate - R$	Interest	BRL	267.4	0.5	-	-
interest rate - R$	Interest	BRL	50.0	0.1	-	-
Fixed exchange rate - US$	Currency	USD	160.0	(10.4)	65.0	2.1
Options (Collar) - US$	Currency	USD	120.0	(0.3)	-	-
				(344.5)		(214.2)
Other derivative financial instruments
NDF - Euro	Currency	EUR	150.0	2.7	50.0	0.4
NDF - Libra	Currency	GBP	15.0	(0.2)	-	-
NDF	Live cattle	BRL	3.3	(0.5)	0.9	0.1
Currency swap - US$	Currency	BRL	14.0	(6.1)	15.5	(5.6)
Options	Live cattle	BRL	6.7	(0.2)	28.8	-
Future - BMF	Live cattle	BRL	4.4	-	20.3	-
Future - BMF	Currency	USD	205.0	3.2	100.0	(0.8)
				(1.1)		(5.9)
				(345.6)		(220.1)

(1)     The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, obtained from the database of Bloomberg and BM&F.

a.                  Non-deliverable forwards – NDF

The position of the outstanding non-deliverable forward – NDF as of December 31, 2013 and December 31, 2012, by maturity, as well as the weighted average exchange rates and the fair value, are presented as follows:

12.31.13
R$ x US$				R$ x EUR			R$ x GBP
Maturities	Notional (US$)	Average rate	Fair value	Notional (EUR)	Average rate	Fair value	Notional (GBP)	Average rate	Fair value
Financial instruments designated as cash flow hedge
January 2014	-	-	-	13.0	2.8830	(4.8)	4.0	3.3259	(2.2)
February 2014	-	-	-	12.0	2.8740	(4.9)	3.5	3.2433	(2.4)
March 2014	-	-	-	10.3	2.9541	(3.7)	3.5	3.3944	(2.0)
April 2014	45.0	2.1418	(11.9)	11.5	2.9577	(4.2)	3.5	3.4718	(1.8)
May 2014	50.0	2.2665	(8.0)	11.0	3.0707	(3.0)	3.5	3.5797	(1.5)
June 2014	28.0	2.4017	(1.2)	14.0	3.2053	(2.3)	3.5	3.7152	(1.1)
July 2014	27.0	2.4653	0.1	11.0	3.3257	(0.8)	3.0	3.8463	(0.6)
August 2014	20.0	2.4694	(0.3)	7.0	3.3514	(0.5)	2.5	3.9988	(0.2)
September 2014	10.0	2.4884	(0.1)	6.0	3.3814	(0.4)	2.5	4.0628	(0.1)
October 2014	10.0	2.5309	0.1	5.0	3.4028	(0.4)	1.5	4.0629	(0.1)
November 2014	-	-	-	6.0	3.4759	(0.2)	2.0	4.1388	(0.1)
	190.0	2.3321	(21.3)	106.8	3.1204	(25.2)	33.0	3.6450	(12.1)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.13
EUR x USD				GBP x USD
Maturities	Notional (EUR)	Average rate	Fair value	Notional (GBP)	Average rate	Fair value
Other derivative financial instruments
March 2014	150.0	1.3819	2.7	15.0	1.6481	(0.2)
	150.0	1.3819	2.7	15.0	1.6481	(0.2)

b.                  Interest rate and currency swap

The position of interest rate and currency swap is presented as follows:

				12.31.13
	Maturity	Assets	Liabilities
Instrument	date	(Hedged object)	(Protected risk)	Notional	Fair value
Financial instruments designated as cash flow hedge
Interest rate	01.22.18	LIBOR 6M + 2.82% p.a.	5.86% p.a.	100.0	(19.0)
Interest rate	06.18.18	LIBOR 3M + 2.60% p.a.	5.47% p.a.	100.0	(14.2)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.90% p.a.	100.0	(19.5)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.88% p.a.	100.0	(19.3)
				400.0	(72.0)
Interest rate	05.22.19	R$ (Fixed 7.75% p.a.)	68.84% CDI	50.0	0.1
				50.0	0.1
Interest rate	10.21.14	R$ (Fixed 8.10% p.a.)	78.30% CDI	126.5	0.2
Interest rate	10.21.14	R$ (Fixed 8.10% p.a.)	78.30% CDI	140.9	0.3
				267.4	0.5
Currency swap	03.17.14	R$ + 9.80%	US$ + 1.71%	65.4	(28.3)
Currency swap	03.17.14	R$ + 9.70%	US$ + 1.53%	47.9	(22.4)
Currency swap	03.17.14	R$ + 9.70%	US$ + 1.45%	112.1	(52.1)
Currency swap	03.17.14	R$ + 9.80%	US$ + 1.68%	48.6	(21.9)
Currency swap	03.17.14	R$ + 9.80%	US$ + 1.65%	49.0	(21.4)
Currency swap	05.22.18	R$ + 7.75%	US$ + 1.60%	250.0	(57.8)
				573.0	(203.9)
				1,290.4	(275.3)
Other derivative financial instruments
Currency swap	03.16.15	R$ (Fixed 8.41% p.a.)	US$ - 0.20%	14.0	(6.1)
				14.0	(6.1)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

c.                   Fixed exchange rate

The position of fixed exchange rate designated as cash flow hedge is presented as follows:

12.31.13
R$ x US$
Maturities	Average US$	Notional US$	Fair value
January 2014	2.2538	15.0	(1.5)
February 2014	2.3776	5.0	(0.1)
March 2014	2.1609	10.0	(2.4)
April 2014	2.1652	20.0	(4.9)
May 2014	2.3065	20.0	(2.4)
June 2014	2.4252	20.0	(0.5)
July 2014	2.5067	20.0	0.8
August 2014	2.4793	20.0	(0.1)
September 2014	2.5144	20.0	0.3
November 2014	2.5845	10.0	0.4
	2.3818	160.0	(10.4)

d.                  Options

The Company designates as a cash flow hedge only variation in the intrinsic value of its options, recognizing the time value of the premium in the financial result. If the hedge is not effective and the option is not exercised due to devaluation of the Brazilian Real, the losses related to the options will be registered as financial expenses in the statement of income.

The Company has designated transactions involving options denominated collar where there is a purchase of a put option ("PUT") and a sale of a call option ("CALL").

When the market price of any of the options is not available in an active market, the fair value will be based on an option pricing model (Black-Scholes or Binomial).

12.31.13
				R$ x US$
Type	Maturities	Average US$	Notional (US$)	Fair value

Put (Purchase)	From 10.2013 to 01.2014	2.3453	120.0	(3.0)
Call (Sell)	From 10.2013 to 01.2014	2.4703	120.0	2.7
				(0.3)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.2.2 Breakdown of the balances of non-derivative financial instruments

The position of non-derivative financial instruments is presented as follows:

12.31.13					12.31.12
		Reference
		currency	Value	Fair value	Value	Fair value
Instrument	Hedge object	(notional)	(notional)	(1)	(notional)	(1)
Financial instruments designated as cash flow hedge
Export prepayment - PPE	Exchange	USD	300.0	702.8	399.2	815.8
Bonds	Exchange	USD	300.0	702.8	150.0	306.5
			600.0	1,405.6	549.2	1,122.3

(1)     Notional converted by the exchange rate in effect at year-end.

a.                  Export prepayments – PPEs

The position of PPEs is presented as follows:

12.31.13
	Object of risk		Notional
Hedge Instrument	hedged	Maturities	(US$)	Average rate	Fair value
Export prepayments - PPEs	US$	02.2017 to 02.2019	300.0	1.7796	702.8

b.                  Senior unsecured notes – Bonds

The position of bonds designated as cash flow hedge is presented as follows:

12.31.13
	Object of risk		Notional
Hedge Instrument	hedged	Maturities	(US$)	Average rate	Fair value
BRF SA BRFSBZ5	US$	06.2022	150.0	2.0213	351.4
BRF SA BRFSBZ3	US$	05.2023	150.0	2.0387	351.4
			300.0	2.0300	702.8

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.3.            Gains and losses of derivative and non-derivative financial instruments

The unrealized gains and losses of derivative and non-derivative financial instruments designated as cash flow hedge are recorded as a component of other comprehensive income, as set forth below:

	12.31.13	12.31.12
Financial instruments designated as cash flow hedge
Foreign exchange risks	(172.4)	(40.7)
Interest risks	(64.9)	(95.1)
	(237.3)	(135.8)
Other derivative financial instruments
Foreign exchange risks	(262.7)	(104.1)
	(262.7)	(104.1)
Gross losses	(500.0)	(239.9)
Deferred taxes	158.3	64.0
Losses, net of taxes	(341.7)	(175.9)

Rolforward	(260.1)	(6.9)
Deferred taxes	94.3	(1.7)
Impact on other comprehensive income	(165.8)	(8.6)

On December 31, 2013, the realized transaction with derivative and non-derivative financial instruments designated as cash flow hedge resulted in a loss of R$133.7 (loss of R$186.8 as of December 31, 2012), composed by a net loss amounting to R$132.6 (loss of R$191.0 as of December 31, 2012) recorded as gross revenues and a net loss of R$1.1 (gain of R$4.2 as of December 31, 2012) recorded in the financial result.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.4.            Breakdown of financial instruments by category – except derivatives

	12.31.13
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	56.0	-	56.0
Restricted cash	-	-	-	99.2	-	99.2
Trade accounts receivable	3,346.2	-	-	-	-	3,346.2
Other credits	502.7	-	-	-	-	502.7
Other receivables	284.7	-	-	-	-	284.7
Fair value
Marketable securities	-	280.4	179.2	-	-	459.6
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,674.7)	(3,674.7)
Loans and financing
Local currency	-	-	-	-	(4,072.5)	(4,072.5)
Foreign currency	-	-	-	-	(6,108.7)	(6,108.7)
Capital lease payable	-	-	-	-	(188.8)	(188.8)
	4,133.6	280.4	179.2	155.2	(14,044.7)	(9,296.3)

	12.31.12
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	142.6	-	142.6
Restricted cash	-	-	-	93.0	-	93.0
Trade accounts receivable	3,142.3	-	-	-	-	3,142.3
Other credits	229.7	-	-	-	-	229.7
Other receivables	407.6	-	-	-	-	407.6
Fair value
Marketable securities	-	273.1	280.7	-	-	553.8
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,381.2)	(3,381.2)
Loans and financing
Local currency	-	-	-	-	(3,889.9)	(3,889.9)
Foreign currency	-	-	-	-	(5,628.4)	(5,628.4)
Capital lease payable	-	-	-	-	(70.5)	(70.5)
	3,779.6	273.1	280.7	235.6	(12,970.0)	(8,401.0)

4.5.            Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the appropriate accounting pronouncements, which refers to concepts of valuation and disclosure requirements.

Particularly related to the disclosure, the Company applies the hierarchy requirements set out in IFRS 13, which involves the following aspects:

•     The fair value is the price that an asset could be exchanged and a liability could be settled, between knowledgeable willing parties in an arm’s length transaction; and

•     Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s valuation technics. These two types of inputs create the hierarchy of fair value set forth below:

•     Level 1 – Prices quoted (unadjusted) for identical instruments in active markets;

•     Level 2 – Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and

•     Level 3 – Instruments whose significant inputs are non-observable.

The table below presents the overall classification of financial assets and liabilities according to the valuation hierarchy.

	12.31.13
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	174.0	-	-	174.0
Brazilian foreign debt securities	105.3	-	-	105.3
Exclusive investment funds	0.5	-	-	0.5
Stocks	0.6	-	-	0.6
Held for trading
Bank deposit certificates	-	114.4	-	114.4
Financial treasury bills	64.8	-	-	64.8
Other financial assets
Derivative financial instruments designated as cash flow hedge	-	5.6	-	5.6
Other derivative financial instruments	-	6.0	-	6.0
	345.2	126.0	-	471.2
Liabilities
Financial liabilities
Other financial liabilities
Derivative financial instruments designated as cash flow hedge	-	(350.2)	-	(350.2)
Other derivative financial instruments	-	(7.0)	-	(7.0)
	-	(357.2)	-	(357.2)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	174.2	-	-	174.2
Brazilian foreign debt securities	89.0	-	-	89.0
Exclusive investment funds	9.2	-	-	9.2
Stocks	0.7	-	-	0.7
Held for trading
Bank deposit certificates	-	180.2	-	180.2
Financial treasury bills	100.5	-	-	100.5
Other financial assets
Derivative financial instruments designated as cash flow hedge	-	32.6	-	32.6
Other derivative financial instruments	-	0.6	-	0.6
	373.6	213.4	-	587.0
Liabilities
Financial liabilities
Other financial liabilities
Derivative financial instruments designated as cash flow hedge	-	(247.0)	-	(247.0)
Other derivative financial instruments	-	(6.4)	-	(6.4)
	-	(253.4)	-	(253.4)

The following is a description of the valuation methodologies utilized by the Company for financial instruments measured at fair value:

•     Investments in financial assets in the categories of Brazilian foreign debt securities, Financial Treasury Notes (“LFT”), financial investment funds and stocks are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market;

•     Investments in Bank Deposit Certificates (“CDB”) are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

•     Derivatives financial instruments are valued through existing pricing models widely accepted by financial market and described in appendix III of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 in the valuation hierarchy, including interest rates swap and foreign currency derivatives.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.6.            Comparison between book value and fair value of financial instruments

Except for the items presented below, the book value of all other financial instruments approximate fair value.

	12.31.13			12.31.12
		Book	Fair	Book	Fair
	Maturity	value	value	value	value
BRF bonds
BRF SA BRFSBZ5	2022	(1,757.6)	(1,754.4)	(1,531.0)	(1,676.6)
BRF SA BRFSBZ3	2023	(1,076.2)	(915.2)	-	-
BRF SA BRFSBZ7	2018	(500.3)	(416.9)	-	-
BFF bonds
Sadia Overseas BRFSBZ7	2020	(1,502.0)	(1,654.9)	(1,562.0)	(1,857.0)
Sadia bonds
Sadia Overseas BRFSBZ6	2017	(520.6)	(574.9)	(514.4)	(594.9)
		(5,356.7)	(5,316.3)	(3,607.4)	(4,128.5)

4.7.            Table of sensitivity analysis

The Company has financing, loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure, it contracts derivative financial instruments.

The Company understands that the current interest rate fluctuations do not affect significantly its financial results, since it opted to fix the exchange rate of a considerable portion of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as cash flow hedge and, therefore, their effectiveness is monitored through prospective and retrospective tests.

In the table presented below, five scenarios are considered for the next twelve-month period, considering the percentage variations of the quote of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds Sterling, whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as cash flow hedge.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Parity - Brazilian Reais x U.S. Dollar		2.3426	2.1083	1.7570	2.9283	3.5139
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF and Fixed exchange rate (cash flow hedge)	Devaluation of R$	4.3	86.3	209.3	(200.7)	(405.7)
Options - currencies	Devaluation of R$	0.3	28.4	70.6	(55.0)	(125.2)
Export prepayments	Devaluation of R$	(168.9)	(98.6)	6.8	(344.6)	(520.3)
Bonds	Devaluation of R$	(93.8)	(23.5)	81.9	(269.5)	(445.2)
Swaps	Devaluation of R$	(103.1)	(27.3)	86.2	(292.3)	(481.7)
Exports	Appreciation of R$	59.7	(97.3)	(332.7)	437.0	829.4
Net of tax effect		(301.5)	(132.0)	122.1	(725.1)	(1,148.7)
Statement of income		-	-	-	-	-
Shareholders' equity		(301.5)	(132.0)	122.1	(725.1)	(1,148.7)

Parity - Brazilian Reais x Euro		3.2265	2.9039	2.4199	4.0331	4.8398
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (cash flow hedge)	Devaluation of R$	(11.3)	23.1	74.8	(97.5)	(183.6)
Exports	Appreciation of R$	11.3	(23.1)	(74.8)	97.5	183.6
Net of tax effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound Sterling		3.8728	3.4855	2.9046	4.8410	5.8092
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (cash flow hedge)	Devaluation of R$	(7.5)	5.3	24.4	(39.5)	(71.4)
Exports	Appreciation of R$	7.5	(5.3)	(24.4)	39.5	71.4
Net of tax effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

5.                  SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the Board of Directors and Directors for assessing the performance of each segment and allocating resources.

The segment information is prepared considering the following 4 reportable segments, which primarily observe division by sales channel.

•     Domestic market: includes the Company´s sales executed in Brazil, except those relating to products in the dairy and the food service channel.

•     Foreign market: includes the Company´s sales for exports and those generated outside Brazil, except those relating to products in the dairy and the food service channel.

•     Dairy products: includes the Company´s sales of milk and dairy products produced in the domestic and foreign markets.

•     Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign market, to the customers for food service category that includes: bars, restaurants, industrial kitchens, among others.

Hence, these segments are disclosed according to the nature of the products as described below:

•     Poultry: involves the production and sale of whole poultry and in-natura cuts.

•     Pork and beef cuts: involves the production and sale of in-natura cuts.

•     Processed products: involves the production and sale of processed foods, frozen and processed products derived from poultry, pork and beef.

•     Other processed products: involves the production and sale of processed foods like margarine and vegetable and soybean-based products.

•     Milk: involves the production and sale of pasteurized and UHT (“Ultra-high temperature”) milk.

•     Dairy products and other beverages: involves the production and sale of foods milk derivatives, including flavored milk, yogurts, cheeses and desserts. This category also includes fruit and soybean-based beverages.

•     Other sales: involves the production and trade of animal feed, soy meal and refined soy flour.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The net sales for each reportable operating segment are presented below:

Net sales	12.31.13	12.31.12	12.31.11
Domestic market
Poultry	1,492.3	1,351.4	1,112.3
Pork and beef	946.7	911.3	774.5
Processed products	6,764.8	6,767.2	7,145.0
Other processed products	2,833.8	2,694.9	2,043.0
Other sales	940.8	894.0	555.2
	12,978.4	12,618.8	11,630.0
Foreign market
Poultry	8,261.6	7,569.4	6,571.9
Pork and beef	1,897.3	1,866.7	1,554.1
Processed products	2,626.7	2,002.2	1,750.1
Other processed products	287.0	180.0	175.1
Other sales	56.1	7.7	41.9
	13,128.7	11,626.0	10,093.1
Dairy products
Milk	1,291.2	1,359.8	1,720.5
Dairy products and other beverages	1,516.6	1,354.3	818.3
	2,807.8	2,714.1	2,538.8
Food service
Poultry	378.2	343.1	301.3
Pork and beef	225.0	221.8	166.7
Processed products	855.8	846.2	884.6
Other processed products	147.3	147.4	91.7
	1,606.3	1,558.5	1,444.3
	30,521.2	28,517.4	25,706.2

The operating income for each reportable operating segment is presented below:

		Restated
	12.31.13	12.31.12	12.31.11

Domestic market	1,322.2	1,014.9	1,249.4
Foreign market	400.2	150.4	558.8
Dairy products	60.1	(6.6)	(24.7)
Food service	177.1	164.7	217.6
	1,959.6	1,323.4	2,001.1

No customer was individually or in aggregate responsible for more than 5% of net sales for the year ended December 31, 2013, 2012 and 2011.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Net export sales were originated in the segments of the foreign market, dairy products and food service, as set for below:

	12.31.13	12.31.12	12.31.11

Foreign market	13,128.7	11,626.0	10,093.1
Dairy products	3.0	0.1	5.4
Food service	230.9	223.3	188.4
	13,362.6	11,849.4	10,286.9

Net export sales by region are presented below:

	12.31.13	12.31.12	12.31.11

Europe	2,091.0	1,920.2	1,882.4
Far East	2,723.9	2,402.9	2,301.8
Middle East	4,291.1	3,976.6	3,087.3
Eurasia (including Russia)	919.3	1,058.3	763.3
Americas	2,313.0	1,537.7	1,187.3
Africa / Other	1,024.3	953.7	1,064.8
	13,362.6	11,849.4	10,286.9

The goodwill and intangible assets with indefinite useful life (trademarks) arising from business combination were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), as demonstrated below:

	Goodwill		Trademarks		Total
	12.31.13	12.31.12	12.31.13	12.31.12	12.31.13	12.31.12
Domestic market	1,070.0	1,070.0	982.5	982.5	2,052.5	2,052.5
Foreign market	1,278.9	1,260.4	319.8	323.4	1,598.7	1,583.8
Dairy products	671.4	671.4	-	-	671.4	671.4
Food service	81.5	81.5	-	-	81.5	81.5
	3,101.8	3,083.3	1,302.3	1,305.9	4,404.1	4,389.2

The Company performed the impairment test of the assets allocated to the reportable segments, as disclosed in note 18.

Information referring to the total assets by reportable segments is not being disclosed, as it is not included in the set of information made available to the Company’s Management, which take investment decisions and determine allocation of assets on a consolidated basis.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.                  CASH AND CASH EQUIVALENTS

	Average rate
	(%p.a.)	12.31.13	12.31.12
Cash and bank accounts
U.S. Dollar	-	582.9	81.8
Brazilian Reais	-	211.9	147.6
Euro	-	190.5	17.0
Other currencies	-	42.3	9.0
		1,027.6	255.4
Highly liquid investments
In Brazilian Reais
Investment funds	7.72	13.7	13.6
Bank deposit certificates ("CDB")	9.86	530.0	630.4
		543.7	644.0
In U.S. Dollar
Interest bearing account	-	-	359.4
Fixed term deposit (1)	0.38	1,277.5	306.7
Overnight	0.05	212.1	180.3
In Euro
Interest bearing account	-	-	122.3
Fixed term deposit	0.55	66.7	4.9
Other currencies
Interest bearing account	-	-	54.2
Fixed term deposit	0.19	0.1	3.5
		1,556.4	1,031.3
		3,127.7	1,930.7

(1)     Matures with various dates through February 27, 2014.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

7.                  MARKETABLE SECURITIES

				Average
				interest rate
		WATM (1)	Currency	(% p.a.)	12.31.13	12.31.12
Available for sale
Credit linked note	(a)	6.48	US$	3.78	174.0	174.2
Brazilian foreign debt securities	(b)	2.38	US$	2.71	105.3	89.0
Stocks		-	R$	-	0.6	0.7
Exclusive investment funds		1.00	ARS	0.22	0.5	9.2
					280.4	273.1
Held for trading
Bank deposit certificates ("CDB")	(c)	2.70	R$	9.77	114.4	180.2
Financial treasury bills	(d)	0.53	R$	9.90	64.8	100.5
					179.2	280.7
Held to maturity
Credit linked note	(a)	-	US$	-	-	90.9
Financial treasury bills	(d)	-	R$	-	56.0	51.7
					56.0	142.6
					515.6	696.4
Current					459.6	621.9
Non-current					56.0	74.5

(1)     Weighted average maturity in years.

(a)  The Credit Linked Note is a structured operation with a first-class financial institution that bears periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated at pre- and post-fixed rates.

(c)  Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 90% to 103% of the Interbank Deposit Certificate (“CDI”).

(d)  Financial Treasury Bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

The unrealized loss by the change in fair value of the available for sale securities, recorded in other comprehensive income, corresponds to the accumulated amount of R$5.4 net of income tax of R$0.3 (gain of R$18.3 net of income tax of R$0.3 as of December 31, 2012).

Additionally, on December 31, 2013, of the total of marketable securities, R$82.8 (R$97.2 as of December 31, 2012)  were pledged as collateral for operations with future contracts denominated in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&F”).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2013, the maturities of the non-current marketable securities are as follows:

Maturities
2017	56.0
56.0

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.1 d.

8.                  TRADE ACCOUNTS RECEIVABLE, NET AND OTHER RECEIVABLES

	12.31.13	12.31.12
Current
Domestic customers	1,626.1	1,568.4
Domestic related parties	1.1	-
Foreign customers	1,589.9	1,603.9
Foreign related parties	146.2	-
( - ) Allowance for doubtful accounts	(24.9)	(41.1)
	3,338.4	3,131.2
Non-current
Domestic customers	86.8	90.6
Foreign customers	3.6	2.6
( - ) Adjustment to present value	-	(0.2)
( - ) Allowance for doubtful accounts	(82.6)	(81.9)
	7.8	11.1
	3,346.2	3,142.3

	12.31.13	12.31.12
Current
Other receivables, included in other current assets	149.0	77.4
	149.0	77.4
Non-current (1)
Credit notes	353.7	152.3
	353.7	152.3
	502.7	229.7

(1) Weighted average maturity in years if 3.36 years.

Credit notes are comprised mainly by receivables from the (i) disposal of Ana Rech assets to JBS, of R$197.5, (ii) disposal of assets of Vila Anastácio, former headquarters of Sadia, of R$ 88.8 and (iii) disposal of various other assets and farms, in the amount of R$ 168.5.

The trade accounts receivable from related parties are disclosed in note 29 and refers to transactions with the associates UP! and Nutrifont in the domestic market and with the joint ventures Federal Foods and Rising Star in the foreign market.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of allowance for doubtful accounts is presented below:

	12.31.13	12.31.12	12.31.11
Beginning balance	123.0	85.6	62.8
Additions	93.8	183.0	112.4
Business combination	-	7.5	-
Reversals	(67.2)	(126.7)	(65.3)
Write-offs	(39.7)	(26.9)	(24.6)
Exchange rate variation	(2.4)	0.5	0.3
Ending balance	107.5	123.0	85.6

The aging of trade accounts receivable is as follows:

	12.31.13	12.31.12
Current	3,143.6	3,040.2
Overdue
01 to 60 days	169.7	83.7
61 to 90 days	36.0	9.6
91 to 120 days	4.1	9.6
121 to 180 days	8.7	12.5
181 to 360 days	4.7	15.7
More than 361 days	86.9	94.2
( - ) Adjustment to present value	-	(0.2)
( - ) Allowance for doubtful accounts	(107.5)	(123.0)
	3,346.2	3,142.3

9.                  INVENTORIES

	12.31.13	12.31.12
Finished goods	1,951.2	1,836.1
Goods for resale	26.0	24.6
Work in process	186.9	147.0
Raw materials	361.9	427.9
Packaging materials	100.2	84.2
Secondary materials	223.9	204.5
Spare parts	137.5	112.4
Goods in transit	104.9	152.1
Imports in transit	63.8	57.9
Advances to suppliers	11.2	10.1
(-) Provision for adjustment to realizable value	(31.6)	(14.9)
(-) Provision for deteriorated items	(19.1)	(21.7)
(-) Provision for obsolescense items	(5.2)	(1.6)
	3,111.6	3,018.6

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The write-offs of products sold from inventories to cost of sales during the year ended December 31, 2013 totaled R$22,953.1 (R$22,063.6 in 2012 and R$19,047.0 in 2011). Such amounts include the additions and reversals of inventory provisions presented in the table below:

					Exchange
	12.31.12	Additions	Reversals	Write-offs	rate variation	12.31.13
Provision for adjustment to realizable value	(14.9)	(33.4)	12.6	-	4.1	(31.6)
Provision for deterioration	(21.7)	(21.8)	-	24.3	0.1	(19.1)
Provision for obsolescence	(1.6)	(9.7)	-	6.2	(0.1)	(5.2)
	(38.2)	(64.9)	12.6	30.5	4.1	(55.9)

Management expects inventories to be recovered in a period of less than 12 months.

On December 31, 2013 and 2012, inventory items of R$50.0 were pledged as collateral for rural credit operations.

10.              BIOLOGICAL ASSETS

The biological assets of the Company are substantially represented by living animals which are segregated by the categories: poultry, pork and cattle. In addition, these categories are separated into consumable and for production.

The animals classified as consumables are those intended for slaughtering to produce in-natura meat or processed products. Until they reach the adequate weight for slaughtering, they are classified as immature. The slaughtering and production process occurs sequentially and in a very short period of time, so that only live animals ready for slaughtering are classified as mature.

The animals classified as for production (breeding stock) are those that have the function of producing other biological assets. Until they reach the age of reproduction they are classified as immature and when they are able to initiate the reproductive cycle, they are classified as mature.

In the Management’s opinion, the fair value of the biological assets is substantially represented by their cost, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of the Company’s products derives from the manufacturing process and not from obtaining in-natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent appraiser, which shows a non-significant difference between the fair value and the cost of biological assets. Therefore, they were measured at weighted average cost.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

To measure biological assets at fair value, the Company used discounted cash flow methodology. The discount rate used was the Weighted Average Cost of Capital (“WACC”), as follows:

	%	%
	12.31.13	12.31.12
Cost of nominal owners' equity	8.96	9.59
Projected inflation rate USA	2.29	2.28
Projected inflation rate Brazil	5.40	5.20
Actual WACC	4.95	5.06

The quantities and balances per category of live animals are presented below:

	12.31.13		12.31.12
	Quantity		Quantity
	(millions of heads)	Value	(millions of heads)	Value
Consumable biological assets
Immature poultry	187.9	531.7	208.7	596.6
Immature pork	3.3	586.5	3.5	627.8
Immature cattle	0.1	87.7	0.1	146.6
Total current	191.3	1,205.9	212.3	1,371.0
Production biological assets
Immature poultry	6.5	87.4	7.8	110.4
Mature poultry	11.6	156.8	11.0	139.4
Immature pork	0.2	38.7	0.2	32.5
Mature pork	0.4	163.0	0.4	145.9
Immature cattle	-	0.1	-	-
Mature cattle	-	0.1	-	-
Total non-current	18.7	446.1	19.4	428.2
	210.0	1,652.0	231.6	1,799.2

The rollforward of live animals for the year is presented below:

	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Cattle	Total
Balance as of 12.31.12	596.6	627.8	146.6	1,371.0	249.9	178.3	-	428.2
Acquisition	161.5	1,060.3	383.1	1,604.9	29.4	111.2	-	140.6
Increase due to reproduction, consumption of animal feed, medication and remuneration of outgrowers	2,920.1	569.7	6.0	3,495.8	345.6	15.4	0.1	361.1
Depreciation	-	-	-	-	(329.5)	(45.3)	-	(374.8)
Transfer between current and non-current	51.1	49.8	-	100.9	(51.1)	(49.8)	-	(100.9)
Reduction due to slaughtering	(3,197.6)	(1,721.1)	(448.0)	(5,366.7)	-	-	-	-
Write-off	-	-	-	-	-	(8.1)	-	(8.1)
Balance as of 12.31.13	531.7	586.5	87.7	1,205.9	244.3	201.7	0.1	446.1

The breeding animal costs are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets for production occur when there is an expectation that the production plan cannot be met with its own animals and, usually, this acquisition refers to immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering are represented by day-old poultry and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The increase by reproduction of the biological assets classified as current assets is related to eggs from animals for production.

On December 31, 2013, the non-current balance of biological assets of R$569.0 includes forests of R$122.9.

11.              RECOVERABLE TAXES

	12.31.13	12.31.12
State ICMS ("VAT")	1,017.3	966.9
PIS and COFINS ("Federal Taxes to Social Fund Programs")	507.8	890.6
Withholding income and social contribution taxes	623.5	277.8
IPI ("Federal VAT")	60.3	58.7
Other	119.3	84.9
(-) Allowance for losses	(224.5)	(172.3)
	2,103.7	2,106.6
Current	1,302.9	964.8
Non-current	800.8	1,141.8

The rollforward of the allowance for losses is presented below:

				Exchange
	12.31.12	Additions	Write-offs	rate variation	12.31.13
State ICMS ("VAT")	(145.9)	(53.9)	24.1	-	(175.7)
Withholding income and social contribution taxes	-	(8.6)	-	-	(8.6)
PIS and COFINS ("Federal Taxes to Social Fund Programs")	(10.3)	(7.4)	-	-	(17.7)
IPI ("Federal VAT")	(14.7)	-	-	-	(14.7)
Other	(1.4)	(7.8)	1.1	0.3	(7.8)
	(172.3)	(77.7)	25.2	0.3	(224.5)
11.1.        State ICMS (“VAT”)

Due to its (i) export activity, (ii) domestic sales that are subject to reduced tax rates and (iii) investments in property, plant and equipment, the Company accumulates tax credits that are offset against debits generated in the domestic market sales or transferred to third parties, usually with a discount.

The Company has ICMS tax credits in the States of Mato Grosso do Sul, Mato Grosso, Paraná, Santa Catarina and Minas Gerais, for which Management understands that realization will occur in medium or long term.

11.2.        PIS and COFINS

Tax credits on Contribution to the Social Integration Program (“PIS”) and Contribution to Social Fund Programs (“COFINS”) arise from purchases of raw materials used in the production of exported products or products that are tax-exempt sales, such as in-natura meat, UHT and pasteurized milk. The recovery of these tax credits can be achieved through offsetting against domestic sales operations of taxed products and other federal taxes or compensation claims.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Management’s Company continually evaluates alternatives that would allow to accelerate the use of these accumulated tax credits.

11.3.        Withholding income and social contribution taxes

These correspond to withholding taxes on financial investments and prepayments of income and social contribution taxes, which are realizable through offsetting against other federal taxes.

12.              ASSETS HELD FOR SALE

		Transfers from	Transfers to
		property, plant and	property, plant and
	12.31.12	equipment	equipment	Disposals	12.31.13
Lands	7.0	54.6	-	(5.5)	56.1
Buildings and improvements	11.2	-	-	(9.5)	1.7
Machinery and equipment	3.7	1.3	(0.2)	(1.6)	3.2
Furniture	0.5	-	-	(0.5)	-
Vehicles and aircraft	0.1	2.6	(0.2)	(0.4)	2.1
Forests	-	85.8	-	-	85.8
	22.5	144.3	(0.4)	(17.5)	148.9

The result on disposal of assets classified as assets held for sale are recorded under other income (expenses), net (note 33).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.              INCOME AND SOCIAL CONTRIBUTION TAXES

13.1.        Deferred income and social contribution taxes

		Restated
	12.31.13	12.31.12
Assets
Tax loss carryforwards (corporate income tax)	732.1	670.2
Negative calculation basis (social contribution tax)	278.5	252.3

Temporary differences
Provisions for tax, civil and labor risks	150.5	115.5
Suspended collection taxes	70.2	51.3
Allowance for doubtful accounts	16.1	10.7
Provision for tax credits realization	70.8	60.9
Provision for other obligations	55.7	29.7
Employees' profit sharing	51.6	25.0
Provision for inventories losses	15.9	10.9
Employees' benefits plan	99.0	96.5
Business combination - Sadia (1)	695.6	817.9
Unrealized losses on derivatives	83.6	45.0
Adjustments relating to the transition tax regime (2)	133.0	143.6
Other temporary differences	43.9	79.3
	2,496.5	2,408.8
Liabilities
Temporary differences
Business combination - Sadia and Quickfood (1)	(878.2)	(990.0)
Adjustments relating to the transition tax regime (2)	(931.8)	(677.1)
Other temporary differences	(20.8)	(23.5)
	(1,830.8)	(1,690.6)
Total net deferred tax asset	665.7	718.2
Business combination - Dánica and Avex (deferred tax liability)	(20.6)	(27.8)
Total deferred tax	645.1	690.4

(1)        The main asset temporary difference is related to the difference between the accounting and tax basis. The main liability temporary differences are related to fair value of trademarks and property, plant and equipment items.

(2)        The main adjustments are mainly related to amortization of goodwill of business combination, fair value of financial instruments and the difference between accounting and tax basis of depreciation rates of property, plant and equipment items.

Certain subsidiaries of the Company have tax loss carryforwards and negative basis of social contribution of R$18.5 and R$18.3, respectively, (R$19.7 and R$19.5 as of December 31, 2012), for which no deferred tax asset was recorded. If there was an expectation that such tax credits would be realized the amount recognized in the balance sheet would be R$6.3(R$6.7 as of December 31, 2012).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On November 11, 2013, a Provisional Measure No. 627 was published which revokes the Transition Tax Regime (“RTT”) and introduce other measures, including: (i) amendments in Decree-Law No. 1,598/77 which deals with the corporate income tax as well as amending the relevant legislation to social contribution tax, (ii) provides that the amendment or adoption of accounting methods and criteria through administrative acts issued based on jurisdiction assigned by business law, which are subsequent to the publication of this Provisional Measure, there is no implication in the calculation of federal taxes until tax law regulates the subject; (iii) includes specific treatment on the potential taxation of profits or dividends; (iv) includes provisions concerning the calculation of interest on shareholders’ equity and (v) includes considerations on investments measured at equity method.

The requirements of the Provisional Measure are in force from 2015 onwards. Early adoption for 2014 may eliminate potential tax effects, especially related to payment of dividends and interest on shareholders’ equity   that were effectively paid up to the date of publication of this Provisional Measure as well as equity accounting. The Company prepared an analysis of the Provisional Measure and concluded that given the legislation published so far, whether early adopted or not, would result in non-material adjustments in the Company's financial statements. Management is awaiting the evolution and negotiations of the amendments to the text of the Provisional Measure in order to decide on its early adoption within the deadlines established by that tax rule.

13.2.          Estimated time of realization

Deferred tax arising from temporary differences will be realized as they are settled our realized. The period of the settlement or realization of such differences would not be properly estimated and is tied to several factors that are not under control of the Management.

When assessing the likelihood of the realization of deferred tax assets on income tax loss carryforward and negative calculation bases of social contribution tax, Management considers the Company’s budget, strategic plan and projected taxable income. Based on this estimate, Management believes that it is more likely than not that the deferred tax will be realized, as shown below:

2014	74.9
2015	78.4
2016	106.0
2017	127.0
2018	147.6
2019-2021	463.3
2022-2023	13.4
1,010.6

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of deferred tax is set forth below:

		Restated
	12.31.13	12.31.12
Beginning balance	690.4	836.9
Deferred income and social contribution taxes recognized in the statement of income	(116.0)	43.6
Deferred income and social contribution taxes recognized in other comprehensive income	60.7	(9.6)
Deferred tax liabilities recognized in business combination - Dánica/Avex	-	(52.9)
Deferred tax liabilities recognized in business combination - Quickfood	9.4	(124.4)
Other	0.6	(3.2)
Ending balance	645.1	690.4

13.3.        Income and social contribution taxes reconciliation

	12.31.13	12.31.12	12.31.11
		Restated
Income before taxes	1,212.1	752.8	1,521.6
Nominal tax rate	34%	34%	34%
Tax expense at nominal rate	(412.1)	(256.0)	(517.3)

Reconciling items:
Equity interest in income of associates	4.5	7.6	3.1
Exchange rate variation on foreign investments	129.9	62.4	68.7
Difference of tax rates on results of foreign subsidiaries	(125.4)	28.4	269.3
Interest on shareholders' equity	246.2	93.4	214.9
Profit sharing	(11.2)	(1.9)	(4.9)
Reversal (recognition) of valuation allowance	-	84.2	(215.2)
Investment grant	41.2	22.9	35.6
Other permanent differences	(18.4)	(16.4)	(10.7)
	(145.3)	24.6	(156.5)
Current income tax	(29.3)	(19.0)	(39.9)
Deferred income tax	(116.0)	43.6	(116.6)

The taxable income, current and deferred income tax from foreign subsidiaries is set forth below:

	12.31.13	12.31.12	12.31.11
Taxable income from foreign subsidiaries	(412.6)	54.2	749.0
Current income tax expense from foreign subsidiaries	(19.9)	(9.4)	(11.4)
Deferred income tax from foreign subsidiaries	26.2	39.4	0.5

Company determined that the earnings recorded by the holdings of its wholly-owned subsidiaries located abroad will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income tax was recognized. The total of undistributed earnings corresponds to R$1,158.8 as of December 31, 2013 (R$2,223.4 as of December 31, 2012). Such reduction is mainly due to the losses recorded by the foreign subsidiaries and the effect of the merger of Sadia GmbH by BRF GmbH on March 31, 2013.

Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.              JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

					Price index	Exchange
	12.31.12	Additions	Reversals	Write-offs	update	rate variation	12.31.13
Tax	240.6	38.9	(0.5)	(4.7)	18.3	-	292.6
Labor	93.5	79.3	(15.8)	(15.3)	14.3	-	156.0
Civil, commercial and other	31.2	14.6	(8.9)	(8.6)	3.0	(1.2)	30.1
	365.3	132.8	(25.2)	(28.6)	35.6	(1.2)	478.7

15.              RESTRICTED CASH

			Average
			interest rate
	WATM (1)	Currency	(p.a.)	12.31.13	12.31.12
Guarantee deposit	-	US$	-	-	9.1
National treasury certificates	6.26	R$	17.53%	99.2	83.9
				99.2	93.0

(1)     Weighted average maturity in years.

The national treasury certificates are pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”), see note 19.6.

The guarantee deposit was linked to a bank borrowing contracted with Rabobank by the subsidiary Quickfood, which was settled during fiscal year 2013.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

16.              INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

16.1.        Investments breakdown

	12.31.13	12.31.12
Investment in subsidiaries and affiliates	105.9	34.7
Other investments	2.1	2.0
	108.0	36.7
The exchange rate variation result on the investments in foreign subsidiaries, whose functional currency is Brazilian Reais, totaling a gain of R$382.2 on December 31, 2013 (gain of R$183.6 as of December 31, 2012 and R$211.8 as of December 31, 2011), was recognized as financial income in the statement of income.

On December 31, 2013, these associates and joint ventures do not have any significant restriction to transfer dividends or repay their loans or advances to the Company.

16.2.        Summary financial information in associates and joint ventures

	Associate						Joint venture
	K&S		Nutrifont	PP-Bio	UP!		Federal Foods	Rising Star
	12.31.13	12.31.12	12.31.13	12.31.13	12.31.13	12.31.12	12.31.13	12.31.13	12.31.12
Current assets	16.3	11.3	4.6	-	42.9	32.4	152.3	46.7	68.6
Non-current assets	4.9	8.0	14.4	1.0	-	-	3.9	0.2	1.4
Current liabilities	(7.2)	(7.5)	(1.1)	-	(14.5)	(10.1)	(106.5)	(46.7)	(68.8)
Non-current liabilities	(0.4)	(0.5)	-	-	-	-	(5.0)	-	(0.1)
	13.6	11.3	17.9	1.0	28.4	22.3	44.7	0.2	1.1

	K&S		Nutrifont	PP-Bio	UP!		Federal Foods	Rising Star
	12.31.13	12.31.12	12.31.13	12.31.13	12.31.13	12.31.12	12.31.13	12.31.13	12.31.12
Net revenues	42.7	34.9	-	-	90.8	74.7	311.6	502.7	296.6
Operational expenses	(11.4)	(9.2)	-	-	(20.3)	(17.8)	(42.9)	(9.1)	(2.1)
Net income (loss)	2.3	0.8	0.4	-	28.4	22.3	(17.2)	(0.6)	(0.7)

% of participation	49%	49%	50%	33%	50%	50%	49%	50%	50%

On January 16, 2013, the Company concluded through its wholly-owned subsidiary in Austria, the acquisition of 49% of the capital stock of Federal Foods for the amount of US$37.1 equivalent to R$75.4 , generating a goodwill of R$20.2 (note 18).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.              PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment rollforward is set forth below:

	Weighted average depreciation rate (% p.a.)	12.31.12	Additions	Disposals	Reversals	Transfers	Transfers to held for sale	Transfers from held for sale	Exchange rate variation	12.31.13
Cost
Land	-	618.8	16.8	(24.7)	-	13.6	(54.6)	-	(2.8)	567.1
Buildings and improvements	-	4,966.8	104.9	(51.7)	-	399.4	-	-	(5.3)	5,414.1
Machinery and equipment	-	6,033.7	75.5	(102.6)	-	538.2	(2.2)	0.2	(4.7)	6,538.1
Facilities	-	1,446.3	1.8	(8.6)	-	142.6	-	-	(8.8)	1,573.3
Furniture	-	95.5	2.1	(9.6)	-	23.8	-	-	(0.2)	111.6
Vehicles and aircrafts	-	160.9	1.4	(3.3)	-	9.6	(9.4)	0.2	1.1	160.5
Other	-	223.2	36.7	(17.5)	-	(157.2)	(85.7)	-	0.5	(0.0)
Construction in progress	-	877.9	956.2	(29.6)	-	(1,017.5)	-	-	11.4	798.4
Advances to suppliers	-	60.5	72.9	(2.0)	-	(117.7)	-	-	0.1	13.8
		14,483.6	1,268.3	(249.6)	-	(165.2)	(151.9)	0.4	(8.7)	15,176.9
Depreciation
Buildings and improvements	3.06	(1,179.8)	(149.8)	4.1	-	(21.8)	-	-	(0.9)	(1,348.2)
Machinery and equipment	5.84	(2,093.0)	(372.0)	57.1	-	(13.8)	0.8	-	(7.1)	(2,428.0)
Facilities	3.94	(389.3)	(62.5)	2.5	-	(10.7)	-	-	0.8	(459.2)
Furniture	8.04	(42.2)	(8.6)	4.5	-	(6.1)	-	-	(1.0)	(53.4)
Vehicles and aircrafts	14.88	(44.0)	(24.1)	0.8	-	13.6	6.7	-	(0.6)	(47.6)
Other	5.21	(55.4)	(18.3)	9.5	-	61.9	-	-	2.4	0.1
		(3,803.7)	(635.3)	78.5	-	23.1	7.5	-	(6.4)	(4,336.3)
Provision for losses		(9.2)	(12.1)	-	2.3	-	-	-	-	(19.0)
		10,670.7	620.9	(171.1)	2.3	(142.1)	(144.4)	0.4	(15.1)	10,821.6

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company has fully depreciated items that are still in operation, which are set forth below:

	12.31.13	12.31.12
Cost
Buildings and improvements	122.9	118.0
Machinery and equipment	618.3	555.3
Facilities	75.3	70.9
Furniture	21.0	16.0
Vehicles and aircrafts	5.6	3.5
Other	28.2	19.1
	871.3	782.8

During year ended December 31, 2013, the Company capitalized interest in the amount of R$52.2 (R$52.7 as of December 31, 2012). The weighted average interest rate utilized to determine the capitalized amount was 6.21% p.a (8.15% p.a. as of December 31, 2012).

On December 31, 2013, the Company had no commitments assumed related to acquisition and/or construction of property, plant and equipment items.

The property, plant and equipment items that are pledged as collateral for transactions of different natures are presented below:

		12.31.13	12.31.12
		Book value of the	Book value of the
	Type of collateral	collateral	collateral
Land	Financial/Labor/Tax/Civil	330.8	355.9
Buildings and improvements	Financial/Labor/Tax/Civil	1,824.7	1,735.4
Machinery and equipment	Financial/Labor/Tax	2,054.9	2,104.1
Facilities	Financial/Labor/Tax	660.0	638.5
Furniture	Financial/Labor/Tax/Civil	19.9	18.6
Vehicles and aircrafts	Financial/Tax	1.6	1.6
Others	Financial/Labor/Tax/Civil	100.5	73.6
		4,992.4	4,927.7

The Company is not allowed to pledge these assets to other transactions or sell them.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

18.              INTANGIBLES

Intangible assets are comprised of the following items:

	Weighted
	average
	amortization		Accumulated
	rate (% p.a.)	Cost	amortization	12.31.13	12.31.12
Non-compete agreement	2.44	0.4	(0.3)	0.1	0.3
Goodwill	-	3,101.8	-	3,101.8	3,083.3
Exclusivity agreement	100.00	0.5	(0.5)	-	0.4
Outgrowers relationship	12.50	12.5	(2.3)	10.2	16.7
Trademarks	-	1,302.3	-	1,302.3	1,305.9
Patents	17.33	5.5	(2.1)	3.4	3.9
Customer relationship	7.71	179.6	(11.5)	168.1	181.8
Supplier relationship	42.00	146.1	(140.5)	5.6	4.8
Software	20.00	329.3	(162.9)	166.4	154.6
		5,078.0	(320.1)	4,757.9	4,751.7

The intangible assets rollforward is set forth below:

					Exchange
	12.31.12	Additions	Disposals	Transfers	rate variation	12.31.13
Cost:
Goodwill:	3,083.3	20.2	-	(3.2)	1.4	3,101.8
Ava	49.4	-	-	-	-	49.4
Avex	38.0	-	-	-	(5.2)	32.8
Batavia	133.2	-	-	-	-	133.2
Cotochés	39.6	-	-	-	-	39.6
Dánica	10.1	-	-	-	(1.8)	8.4
Eleva Alimentos	1,273.3	-	-	-	-	1,273.3
Federal Foods	-	20.2	-	-	5.0	25.2
Heloísa	33.5	-	-	-	-	33.5
Incubatório Paraíso	0.6	-	-	-	-	0.7
Paraíso Agroindustrial	16.8	-	-	-	-	16.8
Perdigão Mato Grosso	7.6	-	-	-	-	7.6
Plusfood	17.6	-	-	-	3.4	21.1
Quickfood	249.5	-	-	(3.2)	-	246.3
Sadia	1,214.1	-	-	-	-	1,214.0
Non-compete agreement	0.4	-	-	-	(0.1)	0.4
Exclusivity agreement	0.6	-	-	-	(0.1)	0.5
Outgrowers relationship	18.8	4.5	-	(10.9)	-	12.5
Trademarks	1,305.9	-	-	(0.2)	(3.4)	1,302.3
Patents	5.1	-	-	0.3	0.2	5.5
Customer relationship	182.5	-	-	-	(2.9)	179.6
Supplier relationship	137.0	-	-	10.6	(1.4)	146.1
Software	337.0	29.9	(64.3)	31.0	(4.2)	329.3
	5,070.6	54.6	(64.3)	27.6	(10.5)	5,078.0
Amortization:
Non-compete agreement	(0.1)	(0.2)	-	-	-	(0.3)
Exclusivity agreement	(0.2)	(0.4)	-	-	0.1	(0.5)
Outgrowers relationship	(2.1)	(1.2)	-	1.0	-	(2.3)
Patents	(1.2)	(0.8)	-	-	-	(2.1)
Customer relationship	(0.7)	(11.1)	-	-	0.3	(11.5)
Supplier relationship	(132.2)	(7.8)	-	(0.8)	0.4	(140.5)
Software	(182.4)	(43.4)	63.0	(0.3)	0.1	(162.9)
	(318.9)	(64.9)	63.0	(0.1)	0.9	(320.1)
	4,751.7	(10.3)	(1.3)	27.5	(9.6)	4,757.9

Amortizations of outgrowers relationship and supplier relationships are recognized as a cost of sales in the statement of income, while software amortization is recorded according to its use as cost of sales, administrative or sales expenses.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Trademarks in intangible assets derive from the business combination with Sadia, Quickfood and Dánica group and are considered assets with indefinite useful life as they are expected to indefinitely contribute to the Company’s cash flows.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill and intangible assets with indefinite useful life (trademarks) are allocated to cash-generating units as presented in note 5.

The Company performed the annual impairment analysis including property, plant and equipment items, based on the value in use that was determined by a discounted cash flow model, in accordance with the allocation of goodwill and intangible assets to the cash generating units.

Discounted cash flows were prepared based on the multi-annual budget (2014-2017) of the Company and growth projections up to 2023 (5.3% p.a. up to 9.8% p.a.), which, are based on historical information and market projections of government agencies and associations, such as the United States Department of Agriculture (“USDA”), the Brazilian Pork Industry and Exporter (“ABIPECS”), the Brazilian Pullet Producer Association (“APINCO”). In the Management’s opinion, the use of periods that exceed 5 years in the preparation of discounted cash flows is adequate as it reflects the estimated time of use of these groups of assets.

Management adopted the WACC (11.2% p.a.) as the discount rate for the development of discounted cash flows and also adopted the assumptions shown in the table below:

	2014	2015	2016	2017	2018	2019	2020	2021-2023
PIB Brazil-BACEN	2.90%	3.00%	3.60%	3.50%	3.40%	3.80%	4.20%	4.13%
PIB Worldwide - FMI	3.80%	4.30%	4.30%	4.20%	4.10%	4.00%	4.10%	4.00%
IPCA	5.60%	5.60%	5.40%	5.30%	5.20%	5.20%	5.20%	4.90%
CPI-FMI	2.40%	2.30%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%
SELIC	10.00%	10.00%	9.30%	8.40%	7.60%	7.50%	7.50%	7.37%

The rates above do not consider any tax effect (they are before taxes).

Based on Management analyses performed during 2013, no impairment loss was identified.

Management also prepared a sensitivity analysis considering the variations in the EBITDA margin and in the nominal WACC as presented below:

	Variations
Apreciation (devaluation)	3.0%	1.5%	0.0%	-1.5%	-3.0%
WACC	14.2%	12.7%	11.2%	9.7%	8.2%
EBITDA margin	16.5%	15.0%	13.5%	12.0%	10.5%

Based on the above scenarios, the Company determined that no need to recognize an impairment loss to the intangible assets with indefinite useful life.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.              LOANS AND FINANCING

		Weighted average			Non-	Balance	Balance
	Charges (%p.a.)	interest rate (% p.a.)	WAMT (1)	Current	current	12.31.13	12.31.12
Local currency
Working capital	5.50% (5.67% on 12.31.12)	5.50% (5.67% on 12.31.12)	0.5	1,210.3	-	1,210.3	1,243.4
Export credit facility	98.50% CDI / TJLP + 3.75% / Fixed rate (102.21% CDI / TJLP + 3.80% on 12.31.12)	8.21% (7.91% on 12.31.12)	0.5	914.1	-	914.1	1,048.1
Development bank credit lines	Fixed rate / TJLP + 2.56% (Fixed rate / TJLP + 2.56% on 12.31.12)	4.68% (6.20% on 12.31.12)	2.0	212.5	653.6	866.1	935.7
Bonds	7.75%	7.75%	4.5	4.1	496.2	500.3	-
Other secured debts and financial lease	8.37% (9.52% on 12.31.12)	8.37% (9.52% on 12.31.12)	3.8	71.3	291.6	362.9	455.0
Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.12)	10.37% (12.39% on 12.31.12)	6.3	2.9	203.2	206.1	195.3
Fiscal incentives	Fixed rate / 10.00% IGPM + 1.00% (Fixed rate / 10.00% IGPM + 1.00% on 12.31.12)	1.70% (1.89% on 12.31.12)	10.3	-	12.7	12.7	12.4
				2,415.2	1,657.3	4,072.5	3,889.9
Foreign currency
Bonds	6.13% (7.20% on 12.31.12) + e.r. US$ and ARS	6.13% (7.20% on 12.31.12) + e.r. US$ and ARS	7.4	63.8	4,847.2	4,911.0	3,607.4
Export credit facility	LIBOR + 2.71% (LIBOR / Fixed rate / CDI + 2.36% on 12.31.12) + e.r. US$	3.06% (3.28% on 12.31.12) + e.r. US$	4.4	4.7	924.9	929.6	1,691.6
Working capital	Fixed rate + LIBOR + 4.75% (21.25% on 12.31.12) + e.r. US$ and ARS	27.12% (21.25% on 12.31.12) + e.r. US$ and ARS	0.1	168.2	5.0	173.2	117.8
Development bank credit lines	UMBNDES + 2.20% (UMBNDES + 2.22% on 12.31.12) + e.r. US$ and other currencies 15.08%	5.85% (5.78% on 12.31.12) + e.r. US$ and other currencies 15.08%	1.3	36.1	37.3	73.5	105.6
Other secured debts and financial lease	(UMBNDES + 2.15% on 12.31.12) + e.r. ARS	(14.22% on 12.31.12) + e.r. ARS	1.4	8.6	12.9	21.4	3.8
Advances for foreign exchange rate contracts	-	-	-	-	-	-	102.2
				281.4	5,827.3	6,108.7	5,628.4
				2,696.6	7,484.6	10,181.2	9,518.3

(1) Weighted average maturity in years.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.1  Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily for short term working capital and import operations of subsidiaries located in Argentina. The loans are denominated in Argentine Pesos and U.S. Dollars, mainly maturing in 2014.

19.2  Export credit facilities

Pre-export facilities: Generally are denominated in U.S. Dollars, maturing between 2017 and 2019. Under the terms of each of these credit facilities, the Company entered into loans which must be evidenced subsequently by accounts receivable related to the exports of its products.

Commercial credit lines: Denominated in U.S. Dollars with quarterly payments of interest and principal maturing in 2018 and are utilized for purchases of imported raw materials and other working capital needs.

19.3  Development bank credit lines

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were obtained for the acquisition of equipment and expansion of productive facilities.

FINEM: Credit lines of Financing for Enterprises ("FINEM") which are subject to the variations of UMBNDES currency basket. The values of principal and interest are paid in monthly installments, with maturities between 2014 and 2019 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

FINEP: Credit lines of Financial of Studies and Projects (“FINEP”) obtained with reduced charges for projects of research, development and innovation, with maturities dates between 2014 and 2019.

19.4  Bonds

Senior Notes  BRF 2023: On May 15, 2013, BRF completed international offerings of (i) 10 year bonds in the aggregate amount of US$500.0 (the “USD Bonds”), which will mature on May 22, 2023 (“Senior Notes BRF 2023”), issued with a coupon of 3.95% per year (yield to maturity 4.135%), payable semi-annually beginning on November 22, 2013 and (ii) 5 year bonds in the aggregate amount of R$500.0 (the “BRL Bonds”) which will mature on May 22, 2018, issued with a coupon of 7.75% per year (yield to maturity 7.75%), payable semi-annually beginning as from November 22, 2013.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

From the total amount raised in the USD Bonds (“Senior Notes BRF 2023”), US$150.0 was used to exchange a portion of debt of Sadia Overseas Bonds 2017 of US$250.0 and a portion of debt of BFF Notes 2020 of US$750.0 (“existing bonds”) by Senior Notes BRF 2023 (“Exchange Offer”).

In the execution of the Exchange Offer, the Company made payments of premium and interest of US$5.0 and US$31.0 to the Sadia Overseas Bonds 2017 and BFF Notes 2020 bondholders, respectively. The Company determined that there was no substantial change in the terms of the existing bonus, therefore, the exchange transaction was recorded as a modification of a financial liability. The amounts of premium and interest paid and transaction costs will be amortized over the terms of Senior Notes BRF 2023, according to the requirements of IAS 39.

BFF Notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750.0, whose notes are guaranteed by BRF, with a nominal interest rate of 7.25% p.a. and effective rate of 7.54% p.a. maturing on January 28, 2020. On June 20, 2013, the amount of US$120.7 of these senior notes was exchanged by Senior Notes BRF 2023, and the remaining balance amounted to US$629.3.

Sadia Bonds:  In the total value of US$250.0, such bonds are guaranteed by BRF, with an interest rate of 6.88% p.a. and maturing on May 24, 2017. On June 20, 2013, the amount of US$29.3 of these senior notes was exchanged by Senior Notes BRF 2023, and the remaining balance amounted to US$220.7.

BRF Notes: On June 6, 2012, BRF issued senior notes of US$500.0, with nominal interest rate of 5.88% p.a. and an effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012 the Company reopened this transaction for an additional amount of R$ 250.0, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. The Company is the guarantor of the notes.

19.5  Other secured debts and financial lease

Industrial credit notes: The Company issue industrial credit notes, receiving from official funds, such as Fund for Worker Support (“FAT”), Constitutional Fund for Financing the Midwest (“FCO”) and Constitutional Fund for Financing the Northwest (“FNE”). The notes are paid on a monthly basis and have maturity dates between 2014 and 2023. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

Financial lease: The Company entered into financial leases for acquisition of vehicles, which consists in the principal amount and interest paid in monthly installments, with maturity dates between 2014 and 2015.

BNDES credit facilities EXIM: These are used to finance exports and subject to the variations of TJLP, maturing in 2014.

Export credit notes: The Company entered into export credit notes contracts indexed to the CDI, to be utilized as working capital and maturing in 2014.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.6          Special Program Asset Recovery (“Programa Especial de Saneamento de Ativos”)

The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) promoted by the federal government and securitized by commercial financial institutions. Such loan facility is subject to the variations of the General Market Price Index (“IGPM”) plus interest of 4.90% p.a. The principal is payable in a single installment and the maturity date is 2020, being secured by endorsements and pledges of public debt securities, presented in note 15.

19.7          Fiscal incentives

State Tax Incentive Financing Programs: Under the terms of these programs, the Company was granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities. The credit facilities have a term of 20 years at fixed or variable interest rates based on the IGPM plus a spread.

19.8          Rotative credit line (“Revolver Credit Facility”)

With the purpose of improving its financial liquidity, the Company and its wholly-owned subsidiaries Perdigão International and Perdigão Europe obtained a credit line Revolver Credit Facility ("Revolver Credit Facility") in the amount of US$500.0, in two tranches of US$454.0 and EUR34.8, with a maturity date in April 2015, from a syndicate comprised of 19 banks. The transaction was structured to allow the Company to utilize the credit line at any time, during the contracted period. Until December 31, 2013, the Company did not use this credit facility.

19.9          Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follow:

12.31.13
2014	2,696.6
2015	356.9
2016	280.2
2017	947.2
2018 onwards	5,900.3
10,181.2

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.10      Guarantees

	12.31.13	12.31.12
Total of loans and financing	10,181.2	9,518.3
Mortgage guarantees	1,278.4	1,405.7
Related to FINEM-BNDES	817.3	900.2
Related to FNE-BNB	335.4	361.1
Related to tax incentives and other	125.7	144.4
Statutory lien on assets acquired with financing	26.8	91.1
Related to FINEM-BNDES	1.2	5.2
Related to financial lease	25.6	85.9

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in the Company´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2013 totaled R$61.1 (R$72.1 as of December 31, 2012).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers is to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The guarantee as of December 31, 2013 totaled R$363.7 (R$441.1 as of December 31, 2012).

On December 31, 2013, the Company contracted bank guarantees in the amount of R$1,707.2 (R$1,234.2 as of December 31, 2012). The variation occurred during 2013 is related to bank guarantees offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 0.92% p.a. (0.87% p.a. as of December 31, 2012).

19.11      Commitments

In the normal course of the business, the Company enters into agreements with third parties which are mainly related to the purchase of raw materials, such as corn and soymeal, where the agreed prices can be fixed or to be fixed. The Company enters into other agreements, such as electricity, packaging supplies and manufacturing activities. The amounts of the agreements on the date of these financial statements are set forth below:

12.31.13
2014	2,155.2
2015	685.1
2016	454.6
2017	428.6
2018 onwards	969.0
4,692.5

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

During fiscal year ended December 31, 2013, the Company has not held any built-to-suit agreements.

20.              TRADE ACCOUNTS PAYABLE

	12.31.13	12.31.12
Domestic suppliers
Third parties	3.028,5	2.890,9
Related parties	12,0	10,6
	3.040,5	2.901,5
Foreign suppliers
Third parties	634,1	479,7
Related parties	0,1	-
	634,2	479,7
	3.674,7	3.381,2

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 43 days.

The information on accounts payable involving related parties is presented in note 29. The consolidated trade accounts payable to related parties refer to transactions with the associates UP! and Nutrifont in the domestic market and with the joint ventures Federal Foods and Rising Star in the foreign market.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

21.              OTHER FINANCIAL ASSETS AND LIABILITIES

	12.31.13	12.31.12
Derivative financial instruments
Derivatives designated as hedge accounting
Assets
Non-deliverable forward (NDF)	0.8	28.5
Currency option contracts	2.7	-
Fixed exchange rate contracts	1.5	2.0
Exchange rate contracts currency (Swap)	0.6	2.1
	5.6	32.6
Liabilities
Non-deliverable forward (NDF)	(59.4)	(66.3)
Currency option contracts	(3.0)	-
Fixed exchange rate contracts	(11.9)	-
Exchange rate contracts currency (Swap)	(275.9)	(180.7)
	(350.2)	(247.0)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	2.7	0.4
Live cattle forward contracts (NDF)	-	0.1
Live cattle option contracts	-	0.1
Dollar future contracts - BMF	3.3	-
Live cattle future contracts - BMF	-	-
	6.0	0.6
Liabilities
Non-deliverable forward (NDF)	(0.2)	-
Live cattle forward contracts	(0.5)	-
Live cattle option contracts	(0.2)	-
Exchange rate contracts currency (Swap)	(6.1)	(5.6)
Dollar future contracts - BMF	-	(0.8)
Live cattle future contracts - BMF	-	-
	(7.0)	(6.4)
Current assets	11.6	33.2
Current liabilities	(357.2)	(253.4)

The collateral given in the transactions presented above are disclosed in note 7.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

22.              LEASES

The Company is lessee in several contracts, which can be classified as operating or finance lease.

22.1          Operating lease

The minimum future payments of non-cancellable operating lease are presented below:

12.31.13
2014	66.3
2015	42.7
2016	39.1
2017	38.2
2018 onwards	156.2
342.5

The payments of operating lease agreements recognized as expense in the year ended December 31, 2013 amounted to R$283.1 (R$242.6 as of December 31, 2012).

22.2Financial lease

The Company enters into financial leases mainly for the acquisitions of machinery, equipment, vehicles, software and buildings.

The Company controls the leased assets which are presented below:

	Weighted average
	interest rate
	(% p.a.) (1)	12.31.13	12.31.12
Cost
Machinery and equipment	-	86.5	21.1
Software	-	22.1	22.1
Vehicles	-	138.9	135.7
Land	-	-	0.4
Buildings	-	113.8	15.0
		361.3	194.3
Accumulated depreciation
Machinery and equipment	18.15	(27.0)	(9.2)
Software	20.00	(8.9)	(4.5)
Vehicles	14.19	(37.0)	(17.0)
Buildings	14.96	(9.6)	(0.2)
		(82.5)	(30.9)
		278.8	163.4

(1)     The period of depreciation of leased assets corresponds to the lowest of term of the contract and the useful life of the asset, as determined by IAS 17.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The minimum future payments required for these financial leases are demonstrated as follows:

	12.31.13
	Present value of		Minimum future
	minimum payments (1)	Interest	payments (2)
2014	61.3	17.1	78.5
2015	28.6	13.5	42.1
2016	16.4	8.2	24.6
2017	12.4	8.1	20.5
2018 onwards	95.8	71.5	167.2
	214.5	118.4	332.9

(1)     Comprises the amount of R$25.7 related to financial lease of vehicles which are recorded as loans and financing.

(2)     Comprises the amount of R$26.7 related to financial lease of vehicles which are recorded as loans and financing.

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

23.              SHARE BASED PAYMENT

The Company grants to its directors and executive managers the stock option plan, consisting of two instruments: (i) stock option plan and (ii) additional stock option plan, which is optional and the executives can use a portion of their profit-sharing amounts. The basis of the vesting conditions will be the attainment of effective results and appreciation of the Company’s business.

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

The exercise price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the BM&FBOVESPA, prior to the grant date, updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the option exercise notice by the beneficiary.

The vesting period ranges from 1 to 3 years and will observe the following deadlines from the grant date of the option:

•         up to 1/3 of the total options may be exercised after one year;

•         up to 2/3 of the total options may be exercised after two years; and

•         all the options may be exercised after three years.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

After the vesting period and within no more than five years from the grant date, the beneficiary is no longer entitled to the right to the unexercised options.

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Grant (1)	Price of converted share (1)
	Beginning	End of the	Options	Outstanding	Fair value of the		Updated by IPCA
Grant date	of the year	year	granted	options	option 12.31.13	Granting date	12.31.13
05/03/10	05/02/11	05/02/15	1,540,011	496,700	7.77	23.44	28.61
05/02/11	05/01/12	05/01/16	2,463,525	1,333,767	11.36	30.85	35.35
05/02/12	05/01/13	05/01/17	3,708,071	2,349,414	7.82	34.95	38.11
05/02/13	05/01/14	05/01/18	3,490,201	2,752,553	11.88	46.86	47.98
			11,201,808	6,932,434

(1)     Values expressed in Brazilian Reais

The rollforward of the outstanding granted options for the year ended December 31, 2013 is presented as follows:

Quantity of outstanding options as of December 31, 2012	6,617,581
Issued - grant of 2013	3,490,201
Exercised - grant of 2013	(149,745)
Exercised - grant of 2012	(733,355)
Exercised - grant of 2011	(708,884)
Exercised - grant of 2010	(403,790)
Cancelled
Grant of 2013	(587,903)
Grant of 2012	(447,692)
Grant of 2011	(143,979)
Quantity of outstanding options as of December 31, 2013	6,932,434

The weighted average exercise prices of the outstanding options is R$40.82 (forty Brazilian Reais and eighty-two cents), and the weighted average of the remaining contractual term is 41 months.

The Company records as capital reserve in shareholders’ equity the fair value of the options in the amount of R$72.2 (R$45.5 as of December 31, 2012). In the statement of income the amount recognized as expense was R$26.8 (R$23.0 as of December 31, 2012 and R$15.8 as of December 31, 2011).

During the year ended December 31, 2013 the Company’s executives exercised 1,995,774 shares, with an average price of R$35.23 (thirty five Brazilian Reais and twenty three cents) totaling R$70.3. In order to comply with this commitment, the Company utilized treasury shares with an acquisition cost of R$26.64 (twenty six Brazilian Reais and sixty four cents), totaling R$53.2, recording a gain in the amount of R$17.1 as capital reserve.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

23.1  Fair Value Measurement

The weighted average fair value of options outstanding as of December 31, 2013 was R$10.11 (ten Brazilian Reais and eleven cents) (R$8.98 as of December 31, 2012).

The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

	12.31.13	12.31.12
Expected maturity of the option:
Exercise in the 1st year	3.0 years	3.0 years
Exercise in the 2nd year	3.5 years	3.5 years
Exercise in the 3rd year	4.0 years	4.0 years
Risk-free interest rate	4.65%	5.19%
Volatility	32.69%	34.21%
Expected dividends over shares	1.33%	1.32%
Expected inflation rate	5.67%	5.31%

23.2  Expected period

The expected period is that in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.3  Risk-free interest rate

The Company uses as risk-free interest rate the National Treasury Bond (“NTN-B”) available on the date of calculation and with maturity equivalent to the terms of the option.

23.4  Volatility

The estimated volatility took into account the weighting of the trading history of the Company’s shares.

23.5  Expected dividends

The percentage of dividends used is based on the average payment of dividends per share in relation to the market value of the shares for the past four years.

23.6  Expected inflation rate

The expected average inflation rate is based on estimated IPCA by Central Bank of Brazil, considering the remaining average terms of the option.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.              PENSION AND OTHER POST-EMPLOYMENT PLANS

24.1.        Pension plans

The Company sponsors pension plans for its employees and executives as presented below:

Plan	Modality	Adhesions
Plan I	Defined contribution plan	Closed
Plan II	Defined contribution plan	Closed
Plan III	Defined contribution plan	Open
FAF	Defined benefit plan	Closed

These plans are managed by Brasil Foods Sociedade de Previdência Privada (“BFPP”), which is responsible for defining pension premises and policies, as well as establishing guidelines for organization, operation and rules of the plans.

a.                  Defined benefit plans

Plans I and II are structured as defined contribution plans. Main actuarial related risks are (i) survival time over expected in the mortality tables and (ii) actual return on assets below the actual discount rate.

Main purpose of FAF plan is to supplement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Securidade Social”), calculated proportionally according to the length of service performed and in line with the type of retirement. Main actuarial risks related are (i) survival time over expected in the mortality tables (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on assets below the actual discount rate, (v) amendment of the rules of social security and actual family composition of the retired employee or executive different from the established assumption.

In plans I and II, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants). In the Plan FAF, the contribution is made through a percentage actuarially defined for the participant and the sponsor. The actuarial calculations of the plans managed by BFPP are made by independent actuaries, on a yearly basis, according to the rules in force.

In case of a deficit result in plans, it must be supported by the sponsor, participants and beneficiaries, in the proportion between their contributions.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

b.                  Defined contribution plan

Plan III is a defined contribution plan, where contributions are known and the benefit amount depends directly on the contributions made by participants and sponsors, time of contribution and of the result obtained through investment of contributions. The contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants) and that may vary from 0.7% to 7.0% according to the salary range of the participant. The contributions made by the Company in the year ended December 31, 2013 amounted R$4.4 (R$3.2 as of December 31, 2012 and R$0.1 as of December 31, 2011) and the plans has 7.442 participants (7.013 participants as of December 31, 2012 and 615 participants as of December 31, 2011).

If plans I, II and III participants end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

c.                   Rollforward of defined benefit plans

The assets and actuarial liabilities are presented below:

	FAF
		Restated
	12.31.13	12.31.12	12.31.11
Reconciliation of assets and liabilities
Present value of actuarial liabilities	1,408.0	1,916.4	1,377.8
Fair value of assets	(2,219.4)	(2,138.5)	(1,897.7)
Surplus	(811.4)	(222.1)	(519.9)
Deficit of asset ceiling	811.4	222.1	519.9
Net acturial (asset)/liability	-	-	-

Rollforward of surplus of asset ceiling
Beginning balance surplus of asset ceiling	222.1	519.9	604.2
Interest on surplus of asset ceiling	19.3	55.4	51.8
Changes in surplus of asset ceiling during the period	570.0	(353.2)	(136.1)
Ending balance of surplus of asset ceiling	811.4	222.1	519.9

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	1,916.4	1,377.8	1,164.8
Interest on actuarial obligations	163.1	141.6	116.0
Current service cost	42.6	31.0	28.1
Benefit paid	(70.7)	(91.3)	(58.7)
Curtailment	-	(1.9)	-
Actuarial losses	(69.4)	-	-
Actuarial losses - hypothesis	(574.0)	-	-
Actuarial gains	-	459.2	127.6
Ending balance of actuarial obligation	1,408.0	1,916.4	1,377.8

Rollforward of asset fair value
Beginning balance of the fair value of plan assets	(2,138.6)	(1,897.7)	(1,768.9)
Interest income on assets plan	(182.4)	(197.0)	(195.9)
Benefit paid	70.7	91.3	58.7
Return on assets higher (lower) than projection	30.9	(135.1)	8.4
Ending balance of asset fair value	(2,219.4)	(2,138.5)	(1,897.7)

Rollforward of comprehensive income
Beginning balance	29.0	(51.8)	(59.9)
Reversion to statement of income	(29.0)	51.8	59.9
Actuarial gains (losses)	643.5	(459.2)	(127.6)
Return on assets higher (lower) than projection	(31.0)	135.1	(8.4)
Changes on surplus of asset ceiling	(569.9)	353.2	84.2
Ending balance of comprehensive income	42.6	29.1	(51.8)

Costs recognized in statement of income
Current service costs	(42.6)	(31.0)	(28.1)
Interest on actuarial obligations	(163.1)	(141.6)	(116.0)
Projected return on assets	182.4	197.0	195.9
Interest on surplus of asset ceiling	(19.3)	(55.4)	-
Curtailment	-	1.9	-
Costs recognized in statement of income	(42.6)	(29.1)	51.8

Estimated costs for the next period
Costs of defined benefit	(16.8)	(42.6)	(49.9)
Estimated costs for the next period	(16.8)	(42.6)	(49.9)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Plan I and II
		Restated
	12.31.13	12.31.12	12.31.11
Reconciliation of assets and liabilities
Present value of actuarial liabilities	11.0	14.1	10.3
Fair value of assets	(18.4)	(11.1)	(10.9)
Surplus	(7.4)	3.0	(0.6)
Deficit of asset ceiling	3.0	-	0.6
Net acturial (asset)/liability	(4.5)	3.0	-

Rollforward of surplus of asset ceiling
Beginning balance surplus of asset ceiling	-	0.6	2.2
Interest on surplus of asset ceiling	-	-	-
Changes in surplus of asset ceiling during the period	3.0	(0.6)	(1.6)
Ending balance of surplus of asset ceiling	3.0	-	0.6

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	14.1	10.3	9.1
Interest on actuarial obligations	1.2	1.0	1.0
Current service cost	-	-	-
Benefit paid	(0.9)	(0.8)	(0.7)
Curtailment	-	-	-
Actuarial gains	0.3	-	-
Actuarial losses - hypothesis	(3.7)	-	-
Actuarial gains	-	3.6	0.9
Ending balance of actuarial obligation	11.0	14.1	10.3

Rollforward of assets fair value
Beginning balance of the fair value of plan assets	(11.2)	(10.8)	(11.2)
Interest income on assets plan	(0.9)	(1.1)	(1.5)
Benefit paid	0.9	0.8	0.7
Return on assets higher (lower) than projection	(7.2)	(0.1)	1.2
Ending balance of assets fair value	(18.4)	(11.2)	(10.8)

Rollforward of comprehensive income
Beginning balance	(3.0)	-	-
Reversion to statement of income	3.0	-	-
Actuarial gains (losses)	3.4	(3.7)	(0.9)
Return on assets higher (lower) than projection	7.2	0.1	(1.2)
Changes on surplus of asset ceiling	(3.0)	0.6	1.6
Ending balance of comprehensive income	7.6	(3.0)	(0.5)

Costs recognized in statement of income
Current service costs	-	-	-
Interest on actuarial obligations	(1.2)	(1.0)	(1.0)
Projected return on assets	0.9	1.1	1.5
Interest on surplus of asset ceiling	-	(0.1)	-
Curtailment	-	-	-
Costs recognized in statement of income	(0.3)	-	0.5

Estimated costs for the next period
Costs of defined benefit	0.6	(0.3)	(0.4)
Estimated costs for the next period	0.6	(0.3)	(0.4)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

d.                  Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	FAF			Plan I and II
		Restated			Restated
	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11
Actuarial assumptions
Economic hypothesis
Discount rate	12.49%	8.68%	10.25%	12.47%	8,53%	10.29%
Projected return on assets	12.49%	8.68%	11.81%	12.47%	8,53%	13.04%
Inflation rate	5.40%	4.50%	4.50%	5.40%	4,50%	4.50%
Wage growth rate	6.98%	6.59%	6.59%	N/A	N/A	N/A

Demographic hypothesis
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Disabled mortality table	IAPC	IAPC	IAPC	IAPC	RRB-1983	RRB-1983

Demographic data
Number of active participants	10,103	11,204	11,749	-	-	-
Number of retired employees/executives	104	73	50	-	-	-
Number of assisted beneficiary participants	5,230	4,915	4,714	51	69	51

e.                   The composition of the investment portfolios

The composition of the investment portfolios are presented below:

	FAF						Plans I and II
	12.31.13		12.31.12		12.31.11		12.31.13		12.31.12		12.31.11
Composition of the fund's portfolio
Fixed income	1,551.3	69.9%	1,651.0	77.2%	1,527.7	79.6%	13.6	73.6%	9.0	80.9%	8.3	76.5%
Variable income	348.4	15.7%	284.4	13.3%	224.5	11.7%	4.2	22.9%	2.1	19.1%	2.5	23.5%
Real estate	210.8	9.5%	130.5	6.1%	20.3	1.1%	-	-	-	-	-	-
Structured investments	95.4	4.3%	59.9	2.8%	133.6	7.0%	0.6	3.5%	-	-	-	-
Transactions with participants	13.3	0.6%	12.8	0.6%	11.6	0.6%	-	-	-	-	-	-
	2,219.2	100.0%	2,138.6	100.0%	1,917.7	100.0%	18.4	100.0%	11.1	100.0%	10.8	100.0%

% of nominal return on assets	6.45%		16.76%		9.66%		0.12%		18.03%		6.81%

f.                   Forecast and average term of payments of obligations

The expected benefit payments and average terms of the plans are presented below:

	FAF	Plans I and II
Payments in
2014	96.0	0.9
2015	100.4	1.0
2016	106.2	1.0
2017	113.7	1.1
2018	122.3	1.1
2019 to 2023	787.7	6.5

Weighted average term of the plans - in years	15.65	12.56

The Company does not expect to make contributions to the plans in fiscal year 2014.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

g.                  Sensibility analysis of defined benefit plan - FAF

The quantitative sensibility analysis regarding to the relevant assumptions of defined benefit plan – FAF is presented below:

	Assumptions	Variation of 1%		Impact on actuarial liabilities
Significant hypothesis	utilized	Increase	Decrease	Increase	Decrease
Benefit plan - FAF
Discount rate	12.49%	13.49%	11.49%	(136.4)	164.3
Wage growth rate	6.98%	7.98%	5.98%	38.8	(33.9)

24.2.        Post-employment benefits: description and characteristics of benefits and associates risks

		Restated
	12.31.13	12.31.12
Medical plan	115.5	72.5
F.G.T.S. penalty	112.0	150.7
Award for length of service	41.4	40.5
Other	22.3	20.2
	291.2	283.9
Current	49.0	17.4
Non current	242.2	266.5

The Company offers the following post-employment plans in addition to the pension plans, which are measured by actuarial calculation.

a.                  F.G.T.S. penalty

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. The benefit paid is equivalent to 50% of F.G.T.S being 40% corresponding to a penalty and 10% of social contribution. Main actuarial risks related are (i) survival time over expected in the mortality tables (ii) turnover lower than expected and (iii) salary growth higher than expected.

b.                  Medical Plan

The Company offers to the retired employee a medical plan, which guarantees to those that contributed to the health plan, for at least 10 years, the right of maintenance as beneficiary, on the same coverage conditions enforce prior to retirement date. Main actuarial risks related are (i) survival time over expected in the mortality tables (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

c.                   Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration ranges from 1 to 5 wages at the date of such achievement. Main actuarial risks related are (i) survival time over expected in the mortality tables (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

d.                  Retirement compensation

On retirement, employees with over 10 years of service to the Company are eligible for additional compensation of 1 to 2 current wages in force at the time of retirement. From January 01, 2013 this benefit was extended to all employees arising from the merged wholly-owned subsidiary Sadia generating a loss of R$9.1, reflected as past service cost in the statement of income. Main actuarial risks related are (i) survival time higher than expected in the mortality tables (ii) turnover lower than expected and (iii) medical costs growth higher than expected

e.                   Life insurance

The Company offers life insurance benefit to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance. For the employees with 10-20 years of service, the maintenance period of insurance is 2 years, from 21 years of service, the period is 3 years. Main actuarial risks related are (i) survival time higher than expected in the mortality tables (ii) turnover lower than expected and (iii) salary growth higher than expected.

From January 01, 2013 this benefit was extended to all employees arising from the merged wholly-owned subsidiary Sadia generating a gain of R$1.7 reflected as past service cost in the statement of income.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

f.                   Rollforward of post-employment plans

	Medical plan			F.G.T.S. penalty			Award for length of service			Others (1)
	Restated			Restated			Restated			Restated
	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11
Composition of actuarial liabilities
Present value of actuarial liabilities	115.5	72.5	85.2	112.0	150.7	113.4	41.4	40.5	33.1	22.3	20.2	34.4
Net liabilities	115.5	72.5	85.2	112.0	150.7	113.4	41.4	40.5	33.1	22.3	20.2	34.4

Rollforward of present value of actuarial liabilities
Beginning balance of net liabilities	72.5	85.2	67.2	150.7	113.4	137.9	40.5	33.1	47.4	20.2	11.7	22.0
Interest on actuarial liabilities	6.3	8.8	6.8	11.1	11.9	13.7	2.7	2.9	4.6	1.5	1.1	2.2
Current service costs	0.4	3.8	2.6	8.8	6.5	12.1	2.7	1.9	5.0	0.8	0.4	1.4
Past service costs - changes in plan	(6.1)	(38.1)	-	-	-	-	-	-	-	7.4	-	-
Modification policy	-	-	-	-	-	-	-	-	13.2	-	-	-
Past service costs - decrease of plan	-	(1.8)	-	-	(5.9)	-	-	(2.0)	(9.4)	-	(0.6)	-
Benefits paid directly by the Company	(3.8)	(2.7)	(1.6)	(6.2)	(6.4)	(2.3)	(7.0)	(6.7)	-	(2.9)	(1.4)	(3.9)
Actuarial (gains) losses	105.4	-	-	6.2	-	-	5.2	-	-	2.4	0.2	-
Actuarial (gains) losses - demographic hypotesis	(6.8)	-	-	(22.5)	-	-	3.8	-	-	(0.5)	-	-
Actuarial (gains) losses - economic hypothesis	(52.4)	17.3	10.2	(36.1)	31.2	(48.0)	(6.5)	11.3	(27.7)	(6.6)	8.8	12.7
Ending balance of net liabilities	115.5	72.5	85.2	112.0	150.7	113.4	41.4	40.5	33.1	22.3	20.2	34.4

Rollforward of assets plan
Benefits paid directly by the Company	3.8	2.7	1.6	6.2	6.4	2.3	7.0	6.7	9.4	2.9	1.4	3.9
Contributions of the sponsor	(3.8)	(2.7)	(1.6)	(6.2)	(6.4)	(2.3)	(7.0)	(6.7)	(9.4)	(2.9)	(1.4)	(3.9)
Ending balance of fair value of assets plan	-	-	-	-	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(19.2)	(1.9)	8.2	19.7	50.8	2.9	(11.2)	-	-	(9.0)	-	-
Adjustments from IAS 19 (R1)	-	-	-	-	-	-	-	(11.2)	-	-	-	-
Actuarial gains (losses)	(46.2)	(17.3)	(10.1)	52.3	(31.1)	48.0	(2.6)	-	-	4.8	(9.0)	(12.6)
Ending balance of comprehensive income	(65.4)	(19.2)	(1.9)	72.0	19.7	50.9	(13.8)	(11.2)	-	(4.2)	(9.0)	(12.6)

Costs recognized in statement of income
Interest on actuarial liabilities	(6.3)	(8.8)	(6.8)	(11.1)	(11.9)	(13.7)	(2.7)	(2.9)	(4.6)	(1.5)	(1.1)	(2.2)
Current service costs	(0.4)	(3.8)	(2.6)	(8.8)	(6.5)	(12.1)	(2.7)	(1.9)	(5.0)	(0.8)	(0.4)	(1.4)
Past service costs	6.1	39.9	-	-	5.9	-	-	2.0	(13.2)	(7.4)	0.6	-
	(0.6)	27.3	(9.4)	(19.9)	(12.5)	(25.8)	(5.4)	(2.8)	(22.8)	(9.7)	(0.9)	(3.6)

Estimated costs for the next period
Current service costs	(0.5)	(0.4)	(3.7)	(5.9)	(8.8)	(6.4)	(1.9)	(2.7)	(1.9)	(1.0)	(10.0)	(1.9)
Interest on actuarial liabilities	(14.1)	(6.3)	(8.6)	(11.8)	(11.1)	(11.5)	(4.5)	(2.7)	(2.9)	(2.5)	(1.5)	(3.2)
Past service costs - changes in plan	-	6.1	-	-	-	-	-	-	-	-	1.7	-
	(14.6)	(0.6)	(12.3)	(17.7)	(19.9)	(17.9)	(6.4)	(5.4)	(4.8)	(3.5)	(9.8)	(5.1)

(1)     Considers the sums of the retirement compensation and life insurance benefits.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

g.                  Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Medical plan			F.G.T.S. penalty			Award for length of service			Others (1)
	Restated			Restated			Restated			Restated
Actuarial premises	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11
Economic hypothesis
Discount rate	12.49%	9.49%	10.25%	12.27%	7.37%	10.25%	12.03%	7.11%	10.25%	12.49%	8.15%	10.25%
Inflation rate	5.40%	4.50%	4.50%	5.40%	4,50%	4.50%	5.40%	4,50%	4.50%	5.40%	4,50%	4.50%
Medical inflation	8.56%	7.64%	N/D	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Rate of growth wage	N/A	N/A	N/A	6.98%	6.28%	6.59%	6.98%	6.28%	6.59%	6.98%	6.28%	6.59%

	Medical plan			Other benefits
Actuarial premises	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11
Demographic hypothesis
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Disabled schedule	RRB-1944	TASA 1927	N/D	RRB-1944	TASA 1927	N/D
Disabled mortality schedule	IAPC	IAPC	IAPC	IAPC	IAPC	IAPC
Turnover schedule - BRF's historical	2,013	2,012	N/D	2,013	2,012	N/D
Demoraphic data
Number of active participants	2,941	1,785	N/D	110,201	110,697	N/D
Number of assisted beneficiary participants	649	271	N/D	-	-	-

(1)               Includes retirement compensation and life insurance benefits.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

h.                  Forecast and average duration of payments of obligations

The expected benefit payments and average plan terms are presented below:

			Award for length
Payments	Medical plan	F.G.T.S. penalty	of service	Others	Total
2014	4.7	31.5	8.4	4.4	49.0
2015	5.2	9.3	6.2	2.0	22.7
2016	5.8	9.9	6.6	2.2	24.5
2017	6.5	13.1	6.7	2.4	28.7
2018	7.2	15.9	5.0	3.0	31.1
2019 to 2023	48.8	97.8	30.6	19.1	196.3

Weighted average plan term - in years	17.67	6.64	4.73	8.88	8.96

i.                    Sensibility analysis of post-retirement plans

The sensibility analysis regarding the relevant assumptions of the plans is presented below:

	Assumptions	Variation of 1%		Variation of actuarial liabilities
Significant hypothesis	utilized	Increase	Decrease	Increase	%	Decrease	%
Medical plan
Discount rate	12.49%	13.49%	11.49%	(14.9)	-12.90%	18.8	16.30%
Medical inflation	8.56%	9.56%	7.56%	18.8	16.30%	(15.1)	-13.10%
Turnover	Historical	3.00%	-3.00%	(1.1)	-0.90%	1.4	1.20%

F.G.T.S. penalty
Discount rate	12.27%	13.27%	11.27%	(4.6)	-4.00%	5.1	4.40%
Rate of growth wage	6.98%	7.98%	5.98%	1.0	0.80%	(0.9)	-0.80%
Turnover	Historical	3.00%	-3.00%	(15.7)	-13.60%	21.4	18.60%

25.              PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social security and labor claims.

The Company classifies the risk of unfavorable decisions in the legal proceedings as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings is determined by the Company’s management, based on legal advice and reasonably reflect the estimated probable losses.

The Company’s management believes that its provision for tax, civil and labor risks, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

25.1.        Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

					Price index	Exchange
	12.31.12	Additions	Reversals	Payments	update	rate variation	12.31.13
Tax	179.5	144.0	(84.8)	(108.0)	11.0	(0.2)	141.5
Labor	134.4	365.2	(108.4)	(153.3)	40.9	(2.7)	276.1
Civil, commercial and other	50.4	38.8	(25.0)	(23.5)	7.6	-	48.3
Contingent liabilities	570.5	-	(14.9)	-	-	(2.2)	553.4
	934.8	548.0	(233.1)	(284.8)	59.5	(5.1)	1,019.3

Current	173.9						243.9
Non-current	760.9						775.4
25.1.1.     Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

Income tax and social contribution: The Company recorded a provision of R$5.9 (R$9.9 as of December 31, 2012) refers to various claims. On December 2013, the Company made payment of R$4.0, under the Program for Installment Payment of Federal Tax Debts.

ICMS: The Company is involved in administrative and judicial tax disputes associated to the register and/or maintenance of ICMS tax credits on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$18.7 (R$63.8 as of December 31, 2012).

PIS and COFINS: The Company discusses the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, which amount is R$76.1  (R$70.3 as of December 31, 2012).

Other tax contingencies: The Company recorded other provisions for tax claims related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), as well as tax debts arising from differences of accessory obligations, duties, including legal fees and others, totaling a provision of R$36.5 (R$39.7 as of December 31, 2012).

25.1.2.        Labor

The Company is defendant in several labor claims, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the claims has been granted. None of these labor claims is individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and external legal counsel, the provision is sufficient to cover estimated losses.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

25.1.3.      Civil, commercial and others

Civil contingencies are mainly related to claims relating to traffic accidents, moral and property damage, physical casualties and others. The legal actions are mostly in the lower courts, depending on confirmation or absence of the Company’s guilt.

25.2.        Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded. On December 2013 the total amount of the possible contingencies was R$8,433.8 (R$7,010.7 as of December 31, 2012).

25.2.1.          Tax

Tax contingencies amounted to R$7,945.0 (R$6,582.1 as of December 31, 2012), from which R$537.2 (R$552.1 as of December 31, 2012) was recorded at fair value as a result of business combination with Sadia, Avex and Dánica group, according to the requirements of paragraph 23 of IFRS 3.

The most relevant tax cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$742.7 (R$712.9 as of December 31, 2012). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad are disclosed in note 13.3.

Income Tax and Social Contribution: The Company is involved in administrative disputes associated to the use of tax losses, refunds and offset of income and social contribution tax credits against other federal tax debts, including credits arising from the Plano Verão legal dispute, in a total amount of R$386.3 (R$344.9 as of December 31, 2012).

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by certain State tax authorities (“guerra fiscal”) in a total amount of R$1,721.0 (R$1,505,6 as of December 31, 2012); (ii) maintenance of ICMS tax credits on the acquisition of certain products with a reduced tax burden (“cesta básica”) in a total amount of R$513.2 (R$483.9 as of December 31, 2012);  (iii) utilization of tax benefit deemed credits in a total amount of R$143.0 (R$122.3 as of December 31, 2012); and (iv) R$949.5 (R$859.7 as of December 31, 2012) related to other ICMS claims.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

IPI: The Company discusses administratively the non-ratification of compensation of IPI credits resulting from purchases of exempted goods, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS in the amount of R$299.9 (R$239.0 as of December, 2012).

IPI Premium Credits: The Company is involved in a judicial dispute related to the alleged undue offsetting of IPI Premium Credits against other federal taxes in a total amount of R$401,2 (R$422.0 as of December 31, 2012). The Company recorded and used the credits based on a final judicial decision.

PIS and COFINS: The Company is involved in administrative proceedings regarding the offsetting of credits against other federal tax debts, in the amount of R$1,681.2 (R$1,386.0 as of December 31, 2012). The 2013 increase relates to new cases as well as to price index update.

Normative Instruction 86: The Company discusses administratively with Brazilian Internal Revenue Service for a total amount of R$179.0 (R$170.0 as of December 31, 2012) a fine resulting from alleged non-compliance with the delivery of 2003-2005 magnetic files to the tax authorities.

Social Security Taxes: The Company is involved in disputes related to social security taxes allegedly due on payments to service providers as well as joint responsibility with civil construction service providers and others in a total amount of R$170.6 (R$163.9 as of December 31, 2012).

Other Contingencies: The Company is involved in other tax contingencies including rural activity, transfer price, social contribution tax and others, totaling R$187.6 (R$170.4 as of December 31, 2012).

Additionally, management is disclosing the information related to the lawsuit in which the Company was included as co-responsible in a debt from Huaine Participações Ltda (former holding of Perdigão). In this lawsuit it is being discussed the inclusion of the Company in the liability from the tax execution in the amount of R$595.9 (R$584.4 as of December 31, 2012). On February 16, 2012, the Company received a favorable decision from the Superior Court, in which it was determined the matter to be judged again by the lower court. The Company’s legal advisors classified the risk of losses as remote.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.              SHAREHOLDERS’ EQUITY

26.1.        Capital stock

On December 31, 2013 and 2012, the capital subscribed and paid by the Company is R$12,553.4, which is composed of 872,473,246 book-entry shares of common stock without par value. The value of the capital stock is net of the public offering expenses of R$92.9.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common shares, in book-entry form without par value.

26.2.        Interest on shareholders’ equity and dividends

On February 15, 2013 the payment of R$174.8 was made related to the interest on shareholders’ equity proposed by the Management on December 20, 2012 and approved in the Shareholders Ordinary Meeting on April 9, 2013. In the same meeting a distribution of dividends was approved in the amount of R$45.3, paid on April 30, 2013.

On June 18, 2013, the Board of Directors approved the payment of R$359.0 related to interest on shareholder’s equity settled on August 15, 2013.

On December 20, 2013, the Board of Directors approved the payment of R$365.0 related to interest on shareholder’s equity settled on February 02, 2014.

26.3.        Breakdown of capital stock by nature

	12.31.13	12.31.12	12.31.11
Common shares	872,473,246	872,473,246	872,473,246
Treasury shares	(1,785,507)	(2,399,335)	(3,019,442)
Outstanding shares	870,687,739	870,073,911	869,453,804

26.4.        Rollforward of outstanding shares

	Quantity of outstanding of shares
	12.31.13	12.31.12	12.31.11
Shares at the beggining of the year	870,073,911	869,453,804	871,692,074
Purchase of treasury shares	(1,381,946)	-	(2,630,100)
Sale of treasury shares	1,995,774	620,107	391,830
Shares at the end of the year	870,687,739	870,073,911	869,453,804

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.5.        Shareholders’ remuneration

	12.31.13	12.31.12	12.31.11
Net profit	1,062.4	813.2	1,367.4
Legal reserve (5.0%)	(53.1)	(40.7)	(68.4)
Dividends calculation base	1,009.3	772.5	1,299.0
Minimum mandatory dividend (25.0%)	252.3	193.0	324.8
Remuneration of shareholders' exceeding the mandatory minimum	471.7	81.6	307.4
Total remuneration of shareholders' in the year, as interest on shareholders' equity	724.0	274.7	632.2
Withholding income tax on interest on shareholders' equity	(60.6)	(24.8)	(54.6)
Remuneration of shareholders', net of withholding income tax	663.4	249.9	577.6
Percentage of calculation base	65.73%	32.35%	44.46%
Earnings paid per share	0.83154	0.31578	0.72705

Payment of interest on shareholders' equity, paid in the year - gross of withholding income tax of R$30.5 in 2013 (R$9.1 in 2012)	(359.0)	(100.0)	(292.3)
Paid in the previous period - interest on shareholders' equity - gross withholding income tax of R$15.7 in 2013 (R$29.6 in 2012)	(174.8)	(339.8)	(209.3)
Paid in the previous period - dividends	(45.3)	-	-
Payments made during in the year	(579.1)	(439.8)	(501.6)

Total remuneration of shareholders' outstanding	365.0	174.8	339.9
Withholding income tax on interest on shareholders' equity	(30.0)	(15.7)	(29.6)
Remaining amounts outstanding	1.7	0.9	2.5
Interest on shareholders' equity outstanding	336.7	160.0	312.6

26.6.        Profit distribution

		Income appropriation			Reserve balances
	Limit on	Restated			Restated
	capital %	12.31.13	12.31.12	12.31.11	12.31.13	12.31.12	12.31.11
Actuarial gain	-	55.4	(18.5)	39.6	-	-	-
Interest on shareholdes' equity	-	724.0	274.8	632.1	-	-	-
Legal reserve	20	53.1	40.7	68.4	273.4	220.2	179.6
Capital increase reserve	20	121.8	155.1	265.6	822.6	700.8	545.8
Reserve for expansion	80	-	237.4	305.3	1,170.7	1,216.0	978.6
Reserve for tax incentives	-	121.2	67.4	56.4	245.2	124.1	56.4
Reserve for retained profit	-	(13.1)	13.1	-	-	13.1	-
		1,062.4	770.0	1,367.4	2,511.9	2,274.2	1,760.4

Legal reserve: It is computed based on five percent (5%) of net profit of each fiscal year as specified in article 193 of Law No. 6,404/76, modified by Law No. 11,638/07, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2013, this reserve corresponds to 2.20% of capital stock (1.77% as of December 31, 2012).

Reserve for capital increase: it is calculated based on twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2013 this reserve corresponds to 6.66% of capital stock (5.62% as of December 31, 2012).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Reserve for expansion: Up to 50% (fifty per cent) for the constitution of the reserve for expansion. This reserve should not exceed 80% (eighty per cent) of the capital stock. On December 31, 2013 the balance of this reserve correspond to 9.40% of the capital stock (9.76% as of December 31, 2012).

Reserve for tax incentives: Constituted as specified in article 195-A of the Law No. 6,404/1976, modified by Law No. 11,638/07, based on the amounts of government grants for investment.

26.7.        Treasury shares

The Company has 1,785,507 shares in treasury, with an average cost of R$43.34 (forty three Brazilian Reais and thirty four cents) per share, with a market value corresponding to R$87.9.

In the first half of September 2013, as authorized by the Board of Directors, the Company acquired 1,381,946 shares of its own issue to a cost of R$78.6, with the purpose of maintaining the treasury shares to any provisions of option plans and share purchase plan, which were approved in the Shareholders Ordinary and Meeting on August 30, 2013.

During 2013, the Company sold 1,995,774 treasury shares due to exercise of the stock options of the Company’s executives.

26.8.        Breakdown of the capital by owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Fiscal Council is presented below:

	Unaudited
	12.31.13		12.31.12		12.31.11
Shareholders	Quantity	%	Quantity	%	Quantity	%
Major shareholders
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,946,152	12.26	106,355,822	12.19	111,364,918	12.77
Fundação Petrobrás de Seguridade Social - Petros (1)	105,530,869	12.10	106,616,230	12.22	89,866,382	10.30
Tarpon	68,667,090	7.87	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	42,485,050	4.87	44,776,961	5.13	-	-
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	21,432,909	2.46	22,167,625	2.54	23,629,690	2.71
Fundação Sistel de Seguridade Social (1)	9,409,120	1.08	10,396,048	1.19	11,725,832	1.34
FAPES/BNDES	2,520,304	0.29	3,474,904	0.40	3,474,904	0.40
Management
Board of Directors	64,909,594	7.44	9,564,898	1.10	9,721,600	1.11
Executives	94,962	0.01	152,755	0.02	100,932	0.01
Treasury shares	1,785,507	0.20	2,399,335	0.28	3,019,442	0.35
Other	448,691,689	51.42	496,580,178	56.91	549,581,056	62.99
	872,473,246	100.00	872,473,246	100.00	872,473,246	100.00

(1)     The pension funds are controlled by employees that participate in the respective entities.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The shareholding position of the shareholders holding more than 5% of the voting capital is presented below:

	Unaudited
	12.31.13		12.31.12		12.31.11
Shareholders	Quantity	%	Quantity	%	Quantity	%
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,946,152	12.26	106,355,822	12.19	111,364,918	12.76
Fundação Petrobrás de Seguridade Social - Petros (1)	105,530,869	12.10	106,616,230	12.22	89,866,382	10.30
Tarpon	68,667,090	7.87	69,988,490	8.02	69,988,490	8.02
	281,144,111	32.23	282,960,542	32.43	271,219,790	31.08
Other	591,329,135	67.77	589,512,704	67.57	601,253,456	68.92
	872,473,246	100.00	872,473,246	100.00	872,473,246	100.00

(1)     The pension funds are controlled by employees that participate in the respective entities.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in its bylaws.

27.              EARNINGS PER SHARE

		Restated
	12.31.13	12.31.12	12.31.11
Basic numerator
Net profit attributable to controlling shareholders	1,066.8	777.4	1,367.4

Basic denominator
Common shares	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	870,534,511	869,534,940	870,507,468
Net earnings per share basic - R$	1.22550	0.89409	1.57082

Diluted numerator
Net profit for the year attributable to BRF shareholders	1,066.8	777.4	1,367.4

Diluted denominator
Weighted average number of outstanding shares - basic
(except treasury shares)	870,534,511	869,534,940	870,507,468
Number of potential shares (stock options)	907,194	168,666	38,768
Weighted average number of outstanding shares - diluted	871,441,705	869,703,606	870,546,236
Net earnings per share diluted - R$	1.22422	0.89392	1.57070

On December 31, 2013, from the total of 6,932,434 stock options outstanding (6,617,581 as of December 31, 2012 and 4,277,946 as of December 31, 2011) granted to executives of the Company, 2,752,553 options (3,530,461 as of December 31, 2012 and 2,928,905 as of December 31, 2011) were not considered in the calculation of the diluted earnings per share due to the fact that the exercise price until the vesting period (R$57.23 (fifty seven Brazilian Reais and twenty three cents)) was higher than the average market price of the common shares during the period (R$51,18 (fifty one Brazilian Reais and eighteen cents)), so that they did not cause any dilution effect.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

28.              GOVERNMENT GRANTS

28.1.        Grants for investment through tax benefits

The Company has tax benefits related to ICMS for investments granted by the governments of states of Goiás, Pernambuco, Mato Grosso and Bahia.  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states.

On December 31, 2013, this incentive totaled R$120.8 (R$67.4 as of December 31, 2012 and R$104.8 as of December 31, 2011) which was recorded in the reserve for tax incentives.

The total amount of these tax benefits is related to the following state programs:

•     State of Bahia Industrial and Economic Integration Development Program (“DESENVOLVE”): this program aims to promote and diversify the industrial and agricultural activity, with the creation of high density industrial areas in the economic regions and integration of productive chains that are essential to the economic and social development as well as job and income generation in the state. The total amount of incentive recognized in the statement of income was R$2.1 (R$3.7 as of December 31, 2012 and R$3.9 as of December 31, 2011).

•     State of Pernambuco Development Program (“PRODEPE”): this program intends to attract and promote investments in industrial activity and wholesale trade of Pernambuco, by granting tax and financial incentives. The total amount of this incentive was R$47.1 (R$11.6 as of December 31, 2012 and R$42.5 as of December 31, 2011).

•     State of Mato Grosso Industrial and Commercial Development Program (“PRODEIC”): the program has purpose of leveraging the development of economic activities defined as strategic and designated to the priority production of goods and services in the State, considering social and environmental aspects, in order to improve the Human Development Index (“IDH”) and the social welfare. The total amount of this incentive was R$47.7 (R$24.7 as of December 31, 2012 and R$32.8 as of December 31, 2011).

•     State of Goiás Participation and Development for Industrialization Fund (“FOMENTAR”): this program intends to stimulate the implementation and expansion of industrial enterprises that promote the industrial development in the State. The total amount of this incentive was R$19.5 (R$12.2 as of December 31, 2012 and R$18.2 as of December 31, 2011).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

28.2.        Grants related to government assistance

The Company recognized the benefits from the Special Credit for Investments (“CEI”) granted by the State of Goiás, applied to the implementation of an agro-industrial complex for heavy poultry meat, proportional to the execution of such implementation. This special credit, which totaled R$4.5 on December 31, 2013 (R$15.3 as of December 31, 2012 and R$7.4 on December 31, 2011), refers to 40% of the total amount of fixed investments made by the Company.

29.              RELATED PARTIES

As part of the Company’s operations, rights and obligations arise between related parties, resulting from transactions of purchase and sale of products, loans agreed on normal conditions of market for similar transactions, based on contracts.

29.1.        Transactions and balances

All companies presented in note 1.1 are controlled by BRF, except for UP! Alimentos Ltda, K&S, PP-Bio and Nutrifont, which are associates and Federal Foods and Rising Star which are joint ventures. During year 2013, the Galeazzi and Associates consulting firm, which BRF has no equity interest, provided advisory services for strategic management and organizational restructuring in the amount of R$7.1.

The Company entered into loan agreements with Instituto Perdigão de Sustentabilidade. On December 31, 2013 the total receivable is R$13.5 (R$9.0 as of December 31, 2012), being remunerated at interest rate of 12.0% p.a.

The Company also recorded a liability in the amount of 13.2 (R$16.0 as of December 31, 2012) related to the fair value of the guarantees offered to BNDES concerning a loan made by the Instituto Sadia de Sustentabilidade.

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, as of December 31, 2013 the Company recorded a payable to this entity of R$47.8 included in other liabilities (R$57.9 as of December 31, 2012).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company entered into loans agreement with its subsidiaries. Below is a summary of the balances and rates charged for the transactions which corresponding balance is above R$10.0 at the balance sheet date:

Counterparty			Balance	Interest
Creditor	Debtor	Currency	12.31.13	rate (%p.a.)
BFF International Ltd.	Perdigão International Ltd.	US$	1,007.2	8.0
BRF GmbH	BRF Global GmbH	US$	845.1	1.1
Sadia Overseas Ltd.	Wellax Food Comércio	US$	505.0	7.0
BFF International Ltd.	Wellax Food Comércio	US$	318.7	8.0
Sadia International Ltd.	Wellax Food Comércio	US$	142.3	1.5
BRF GmbH	Plusfood Holland B.V.	EUR	117.0	3.0
Plusfood Holland B.V.	Plusfood B.V.	EUR	74.5	3.0
Quickfood S.A.	Avex S.A.	AR$	45.8	24.5
BRF GmbH	BRF Foods LLC	US$	42.4	2.5
Wellax Food Comércio	BRF GmbH	EUR	25.4	1.5
Sadia Alimentos S.A.	Avex S.A.	AR$	16.8	24.0
BRF GmbH	BRF Global GmbH	EUR	13.0	1.5
Plusfood Holland B.V.	BRF GmbH	EUR	12.7	1.5

29.2.        Other Related Parties

The Company leased properties owned by FAF. For the year ended December 31, 2013, the total amount paid as rent was R$6.0 (R$9.1 as of December 31, 2012). The rent value was set based on market conditions.

29.3.        Granted guarantees

All granted guarantees on behalf of related parties were disclosed in note 19.10.

29.4.        Management remuneration

The management key personnel include the directors and officers, members of the executive committee and the head of internal audit. On December 31, 2013, there were 24 professionals (25 professionals as of December 31, 2012).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The total remuneration and benefits paid to these professionals are demonstrated below:

	12.31.13	12.31.12	12.31.11
Salary and profit sharing	32.8	36.4	37.1
Short term benefits of employees (1)	1.3	1.3	1.5
Post-employment plans	0.2	0.1	1.1
Termination benefits	1.9	0.9	2.1
Share-based payment	8.0	7.8	5.7
	44.2	46.5	47.5

(1)     Comprises:  Medical assistance, educational expenses and others.

The profit sharing paid to each director in any period is linked to the net profit of the Company and the assessment of the performance of the director during the fiscal year by the Board of Directors.

The members of the Board of Directors and of the Fiscal Council are compensated for each meeting they attend. The members of the Board of Directors and Fiscal Council have no employment relationship with the Company and do not provide services of any kind.

30.              NET SALES

	12.31.13	12.31.12	12.31.11
Gross sales
Domestic sales	15,831.5	15,175.3	14,299.5
Foreign sales	13,857.4	11,977.6	10,363.7
Dairy products	3,306.6	3,206.8	2,999.2
Food service	1,856.1	1,775.9	1,698.3
	34,851.6	32,135.6	29,360.7
Sales deductions
Domestic sales	(2,853.0)	(2,556.5)	(2,669.5)
Foreign sales	(728.7)	(351.6)	(270.5)
Dairy products	(498.8)	(492.7)	(460.5)
Food service	(249.9)	(217.4)	(253.9)
	(4,330.4)	(3,618.2)	(3,654.4)
Net sales
Domestic sales	12,978.4	12,618.8	11,630.0
Foreign sales	13,128.7	11,626.0	10,093.1
Dairy products	2,807.9	2,714.1	2,538.8
Food service	1,606.3	1,558.5	1,444.3
	30,521.2	28,517.4	25,706.2

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

31.              RESEARCH AND DEVELOPMENT COSTS

Consist of expenditures on internal research and development of new products which are recognized when incurred in the statement of income and amounted to R$68.6 for year ended December 31, 2013 (R$33.1 as of December 31, 2012 and R$24.2 as of December 31, 2011).

32.              EXPENSES WITH EMPLOYEE’S REMUNERATION

	12.31.13	12.31.12	12.31.11
Salaries and social charges	3,037.9	2,842.4	2,490.4
Social security cost (1)	382.9	725.2	642.8
Government severance indemnity fund for employees, guarantee fund for length of service	212.5	203.1	177.9
Medical assistance and ambulatory care	128.8	118.2	101.4
Pension and post-employment plans	17.0	15.3	13.1
Employees profit sharing	137.8	111.4	222.3
Provision for labor risks	265.3	141.1	87.9
Others	625.4	560.8	519.9
	4,807.6	4,717.5	4,255.7

(1)     The reduction refers to the application of Provisional Measure nº563/12 (payroll exemption) apply from January 2013, when the social charges started to be calculated based on sales and as such  recorded as sales deduction.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

33.              OTHER OPERATING INCOME (EXPENSES), NET

		Restated
	12.31.13	12.31.12	12.31.11
Income
Recovery of expenses	44.9	18.7	84.9
Insurance indemnity	31.3	18.0	46.9
Provision reversal	8.3	45.9	118.7
Employee benefits	-	49.9	51.9
Gain on the transfer of Carambeí plant	-	48.8	-
Other	28.9	20.3	40.7
	113.4	201.6	343.1

Expenses
Employees profit sharing	(137.8)	(111.4)	(219.5)
Restructuring plan expenses (1)	(103.9)	-	-
Idleness costs (2)	(52.9)	(93.8)	(102.7)
Insurance claims costs	(44.2)	(39.0)	(56.8)
Provision for civil and labor risks	(37.4)	(41.2)	(18.0)
Provision for tax risks	(35.6)	(24.5)	(216.7)
Other employee benefits	(32.5)	(107.2)	(26.9)
Stock options plan	(26.8)	(23.0)	(15.8)
Management profit sharing	(17.7)	(7.0)	(15.9)
Contractual agreements	(17.2)	-	(9.8)
Losses from the disposals of property, plant and equipment	(14.1)	(15.2)	-
Losses on the execution of TCD	-	(108.9)	-
Other	(128.7)	(77.0)	(63.7)
	(648.8)	(648.2)	(745.8)
	(535.4)	(446.6)	(402.7)

(1)     Includes the amount arising from administrative structure review and acceleration program of new business, based on the Growth Acceleration Plan, approved on August 13, 2013 in the Board of Directors Extraordinary Meeting.

(2)     Idleness cost includes depreciation expense in the amount of R$30.3 and R$33.8 for the year ended December 31, 2013 and December 31, 2012, respectively.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

34.              FINANCIAL INCOME (EXPENSES), NET

	12.31.13	12.31.12	12.31.11
Financial income
Gains on the translation of foreign investments	874.0	604.3	431.7
Exchange rate variation on other assets	161.2	87.5	50.5
Interest on other assets	133.8	159.5	49.8
Interests on financial assets classified as	64.1	75.1	143.3
Available for sale	24.0	14.8	54.0
Held to maturity	23.5	22.1	16.4
Held for trading	16.6	38.1	72.9
Interest on marketable securities	33.0	12.6	37.1
Exchange rate variation on marketable securities	-	2.1	18.7
Exchange rate variation on other liabilities	-	-	46.1
Exchange rate variation on loans and financing	-	-	16.4
Others	43.0	44.8	52.2
	1,309.1	985.9	845.8

Financial expenses
Interest on loans and financing	(567.4)	(502.9)	(456.8)
Losses on the translation of foreign investments	(491.8)	(420.7)	(219.8)
Exchange rate variation on other liabilities	(323.6)	(371.2)	(453.9)
Exchange rate variation on loans and financing	(316.8)	(94.2)	(14.9)
Interest on other liabilities	(170.9)	(59.7)	(18.5)
Losses on derivative transactions	(72.4)	(21.2)	(82.5)
Others	(113.7)	(86.6)	(78.9)
	(2,056.6)	(1,556.5)	(1,325.3)
	(747.5)	(570.6)	(479.5)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

35.              STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

		Restated
	12.31.13	12.31.12	12.31.11
Costs of sales
Costs of goods	(16,620.9)	(15,917.8)	(13,773.3)
Depreciation	(1,005.7)	(844.6)	(755.4)
Amortization	(10.4)	(11.7)	(47.5)
Salaries and employees benefits	(3,104.1)	(3,197.0)	(2,837.5)
Others	(2,212.0)	(2,092.5)	(1,633.3)
	(22,953.1)	(22,063.6)	(19,047.0)

Sales expenses
Depreciation	(55.9)	(34.3)	(26.0)
Amortization	(2.6)	(1.2)	(6.5)
Salaries and employees benefits	(1,015.6)	(989.0)	(881.7)
Indirect and direct logistics expenses	(2,182.0)	(2,054.8)	(1,428.7)
Others	(1,368.2)	(1,238.0)	(1,494.6)
	(4,624.3)	(4,317.3)	(3,837.5)
Administrative expenses
Depreciation	(19.3)	(7.2)	(11.1)
Amortization	(52.0)	(38.3)	(15.4)
Salaries and employees benefits	(284.7)	(278.9)	(226.3)
Fees	(24.7)	(23.8)	(31.3)
Others	(81.4)	(40.7)	(142.8)
	(462.1)	(388.9)	(426.9)

Other operating expenses (1)
Depreciation	(30.3)	(29.4)	(24.4)
Others	(618.5)	(618.8)	(721.4)
	(648.8)	(648.2)	(745.8)

(1)     The composition of other operating expenses is disclosed in note 33.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

36.              INSURANCE COVERAGE

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity.

		12.31.13
		Insured	Amount of
Assets covered	Coverage	amounts	coverage
Inventories and property, plant and equipment	Fire, lightning, explosion, windstorm, deterioration of refrigerated products, breakdown of machinery, loss of profit and other	26,975.0	2,204.0
Garantee	Judicial, traditional and customer garantees	1,566.9	1,567.0
National transport	Road risk and civil liability of cargo carrier	20,439.1	212.1
International transport	Transport risk during imports and exports	12,279.7	1,116.7
General civil liability for directors and officers	Third party complaints	30,302.7	1,798.4
Credit	Customer default	459.8	392.8

37.              NEW ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

IAS 27 – Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not prepare separate financial statements so that there was no impact in its consolidated financial statements.

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB revised IAS 28. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. There was no impact upon the adoption of this revised standard on the consolidated financial statements for the year ended December 31, 2013.

IFRS 7 – Financial Instruments - Disclosures: Offsetting of Financial Assets and Liabilities

In December 2011, the IASB issued a revision of the rule establishing requirements for disclosure of compensation arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company does not have any netting agreements of financial assets and liabilities and, therefore the adoption of IFRS 7 did not cause any impact on its consolidated financial statements.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard provides the principles for the presentation and preparation of consolidated financial statements when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. There was no impact upon the adoption of this revised standard on the consolidated financial statements for the year ended December 31, 2013.

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also determines the accounting treatment for joint operations and establishes the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. There was no impact upon adoption of this standard on the consolidation financial statements for the year ended December 31, 2013.

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly-controlled entities and associates. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company's management believes that the information disclosed in the consolidated financial statements comply with IFRS 12 disclosure requirements.

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard defines fair value and consolidates in a single standard the aspects of fair value measurement and establishes the disclosure requirements. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company believes that it complied with the disclosure and other requirements of IFRS 13 in its consolidated financial statements.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

38.              NEW ACCOUNTING PRONOUNCEMENTS NOT ADOPTED

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of the project of replacement of IAS 39 – Financial Instruments. The date of application of this standard was extended to January 1, 2015. The Company is evaluating the impacts of adopting this accounting pronouncement in its consolidated financial statements.

IAS 32 – Offsetting Financial Assets and Financial Liabilities (Review of IAS 32)

These reviews clarify the meaning of “currently has a legally enforceable right to offset the recognized amounts" and the criteria that would cause the non-simultaneous settlement mechanisms of clearing houses to be qualified for offsetting. Such revisions shall be effective for fiscal years beginning on or after January 01, 2014 and the Company does not expect a material impact on its consolidated financial statements upon adoption.

IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting (Review of IAS 39)

This review eases the discontinuation of hedge accounting when the novation of a derivative designated as a hedge meets certain criteria. These revisions are effective for fiscal years beginning on or after January 01, 2014 and upon adoption the Company does not expect a material impact on its consolidated financial statements.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, which provides guidance on when an entity should recognize a liability for a levy in accordance with laws and/or regulations in its financial statements, except for income taxes. The obligation should only be recognized when the event that triggers such obligation occurs. IFRIC 21 is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IAS 37 establishes criteria for the recognition of a liability, one of which is the requirement that the Company has a present obligation as a result of a past event, known as the obligating event. IFRIC 21 is effective for fiscal years ending on or after January 01, 2014 and the Company does not expect a material impact on its consolidated financial statements upon adoption.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

39.              SUBSEQUENT EVENTS

39.1.        Acquisition of share equity of Federal Foods Limited (“Federal Foods”)

On January 16, 2013, the Company announced that it had completed the acquisition of 49% of the share equity of Federal Foods Limited (“Federal Foods”), a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates (“UAE”), becoming the owner of 60% of the economic rights of that company.

On February 17, 2014, the Company announced that it had signed a binding offer with Al Nowais Investments for, among other provisions acquiring, through its subsidiary in Austria, the remaining economic rights of Federal Foods, in accordance with the limits stipulated by law and customary practice in the UAE, for a total amount of US$27.8. Nowais Investments will remain acting as the local partner of BRF in Federal Foods and others opportunities in the UAE.

Federal Foods is the food distribution leader in the UAE, covering a broad scope of clients from retail, food service and wholesale. It has been the distributor of Sadia products in the UAE for over 20 years.

39.2.        Acquisition of share equity of Al Khan Foods LLC (“AKF”)

On February 19, 2014 the Company announced that it had signed a binding offer with the shareholders of Al Khan Foods LLC ("AKF"), its current products distributor in the Sultanate of Oman, to acquire interest equity on AKF. If the conditions precedent provided are satisfied, the Company will acquire 40% of capital stock of the AKF, based on a total enterprise value of US$68.5.

Under the term of the offer, the Company will acquire the remaining interest of AKF between 36 through 90 months from the date of closing of the first acquisition, in accordance with the limits prescribed by law and customary practice in the Sultanate of Oman and depending of the future results of AKF.

AKF is the leader distributor of frozen foods in the Sultanate of Oman, covering a broad scope of clients from retail, food service and wholesale. AKF has been the main distributor of Sadia products in the Sultanate of Oman for 25 years, as well as a series of other frozen product from other brands and suppliers.

39.3.        Assignment of obligation from Marfrig Alimentos S.A. ("Marfrig") to JBS S.A. ("JBS")

In October, 2013, JBS and Marfrig announced the completion of the sale of Marfrig business units of Seara Brasil and Zenda to JBS.

Seara Brasil held certain assets which were transferred to Marfrig by BRF in 2012. As a result of this transaction Marfrig transferred to JBS the responsibility for the settlement of the liability related to these assets as assumed by it with the BRF in 2012.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

40.              APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on March 31, 2014.