Form 20-F
period 2014-12-31
BRF S.A.
filed 2015-03-31
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
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
Tel. 011-5511-2322-5003, Fax 011-5511-23225740
1400 R. Hungria, 5th Floor –
Jd. Europa-01455000-São Paulo – SP, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on
Common Shares, no par value* American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of common stock	which Registered The New York Stock Exchange The New York Stock Exchange

____________________

*   Not for trading purposes, but only in connection with the registration on The New York Stock Exchange of American Depositary Shares representing those common shares.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2014	866,817,849 shares of common stock

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

Yes ☐    No ☒

PART I
INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF  S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” or “our” or “our company” are references to BRF, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.  Sadia S.A. (“Sadia”), formerly our wholly owned subsidiary, was incorporated by BRF on December 31, 2012.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

We have made rounding adjustments to reach some of the figures included herein.  As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This Annual Report on Form 20-F contains information that constitute forward-looking statements.  They appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisition or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iv) health risks related to the food industry, (v) the risk of outbreak of animal diseases (vi) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vii) strong international and domestic competition, (viii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (ix) the declaration or payment of dividends, (x) the direction and future operation of the Company, (xi) the implementation of the Company’s financing strategy and capital expenditure plans, (xii) the Company’s financial condition or results of operations and (xiii) other factors identified or discussed under “Item 3. Key Information––D. Risk Factors.”

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements.  The accompanying information contained in this Annual Report on Form 20-F, including without limitation the information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences.  In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report not to occur.

Our forward-looking statements speak only as of the date of this Annual Report or as of the date they are made, and except as otherwise required by applicable securities laws, the Company undertakes no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.                  Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

In 2014, we entered into an agreement with Lactalis for the sale of the assets of our dairy segment, including plants and trademarks. As a result, this segment is reported as discontinued operations, which requires the presentation of prior periods of this segment as discontinued operations. Unless stated otherwise, the results and cash flows that we present in this annual report do not consider the results and cash flows from this discontinued operation (dairy segment).

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,

	2014	2013	2012	2011	2010
	(in millions of reais, except share and per share amounts and as otherwise indicated)
Income Statement Data
Continued Operations

Net sales	29,006.8	27,787.5	25,974.6	23,167.4	20,369.7
Cost of sales	(20,497.4)	(20,877.6)	(20,072.1)	(17,055.3)	(15,160.9)
Gross profit	8,509.4	6,909.9	5,902.5	6,112.1	5,208.8
Operating expenses:
Selling	(4,216.5)	(4,141.0)	(3,808.4)	(3,265.7)	(2,987.2)
General and administrative	(402.1)	(427.3)	(364.7)	(426.9)	(332.9)
Other operating expenses, net	(438.1)	(458.1)	(391.8)	(402.7)	(393.9)
Income of associates and joint ventures	25.6	12.9	22.3	9.0	4.3
Operating income	3,478.3	1,896.4	1,359.9	2,025.8	1,499.1
Financial expenses	(2,571.5)	(1,564.8)	(1,135.8)	(1,325.3)	1,363.3
Financial income	1,580.8	817.3	565.2	845.8	880,2
Income (loss) before taxes	2,487.6	1,148.8	789.3	1,546.3	1,016.0
Current taxes	(117.4)	(13.1)	(28.3)	(46.2)	(134.3)
Deferred taxes	(235.2)	(116.0)	43.6	(116.6)	(65.9)
Income from Continued Operations	2,135.0	1,019.7	804.6	1,383.5	815.8
Discontinued Operations
Income from Discontinued Operations	89.8	47.2	(27.2)	(18.4)	(10,8)
Net profit	2,224.8	1,066.8	777.4	1,365.1	805.0
Attributable to:
Controlling shareholders	2,225.0	1,062.4	770.0	1,367.4	804.1
Non-controlling interest	(0.2)	4.4	7.4	(2.3)	0,9

Earnings per share for continued operations - basic	2,56	1,22	0,89	1,57	0,92
Earnings per ADS for continued operations - basic	2,56	1,22	0,89	1,57	0,92
Weighted average shares outstanding at the end of the year- basic (millions)	870,412	870,535	869,534	870,507	870,887
Earnings per share – diluted for continued operations	2.45	1.17	0.93	1.59	0.93
Earnings per ADS – diluted for continued operations	2.45	1.17	0.93	1.59	0.93
Weighted average shares outstanding at the end of the year-diluted (millions)	870,824	871,442	869,703	870,546	872,965
Dividends per share	0.95	0.83	0.32	0.73	0.30
Dividends per ADS	0.95	0.83	0.32	0.73	0.30
Dividends per ADS (in U.S. dollars)	0.32	0.35	0.16	0.39	0.18

	Year ended December 31,

	2014	2013	2012	2011	2010
	(in millions of reais, except share and per share amounts and as otherwise indicated)
Balance Sheet Data
Cash and cash equivalents	6,006.9	3,127.7	1,930.7	1,366.8	2,310.6
Marketable securities	587.5	459.6	621.9	1,372.7	1,032.4
Trade accounts receivable, net	3,046.9	3,338.4	3,131.2	3,207.8	2,565.0
Inventories	2,941.4	3,111.6	3,018.6	2,679.2	2,135.8
Biological assets	1,130.6	1,205.9	1,371.0	1,156.1	900.7
Recoverable taxes	1,009.1	1,302.9	964.8	907.9	695.9
Other financial assets	43.1	11.6	33.2	23.5	98.6
Other current assets	764.8	535.9	496.1	390.8	219.5
Assets of discontinued operations and held for sale	1,958.0	148.9	22.5	19.0	62.2
Total current assets	17,488.3	13,242.5	11,590.0	11,123.8	10,020.7
Marketable securities	62.1	56.0	74.5	83.4	209.1
Trade accounts receivable, net	7.7	7.8	11.1	2.4	7.0
Notes Receivable	361.7	353.7	152.3	147.3	93.1
Recoverable Taxes	912.1	800.8	1,141.8	744.6	767.4
Deferred income and social contribution taxes	714.0	665.7	718.2	2,628.8	2,487.6
Judicial deposits	615.7	478.7	365.3	228.3	234.1
Biological assets	683.2	569.0	428.2	387.4	377.7
Restricted cash	115.2	99.2	93.0	70.0	60.0
Other non-current assets	317.4	413.7	732.1	362.7	163.2
Investments in associates and joint ventures	438.4	108.0	36.7	20.4	17.5
Property, plant and equipment, net	10,059.3	10,821.6	10,670.7	9,798.4	9,066.8
Intangible	4,328.6	4,757.9	4,751.7	4,386.1	4,247.3
Total non-current assets	18,615.4	19,132.1	19,175.5	18,859.7	17,730.8
Total assets	36,103.7	32.374.6	30,765.5	29,983.5	27,751.5
Short-term debt	2,738.9	2,696.6	2,440.8	3,452.5	2,227.7
Trade accounts payable	3,977.3	3,674.7	3,381.3	2,681.3	2,059.2
Payroll and related charges	427.1	433.5	426.2	434.2	387.4
Tax payable	299.9	253.7	228.0	224.8	210.8
Interest on shareholders' equity	430.9	336.7	160.0	312.6	193.1
Employee and management profit sharing	395.8	177.1	76.9	224.5	111.3
Other financial liabilities	257.4	357.2	253.4	270.7	82.2
Provision for tax, civil and labor risks	243.0	243.9	173.9	118.5	65.1
Pension and other post-employment plans	56.1	49.0	17.4	—	—
Other current liabilities	234.4	213.6	323.7	268.7	349.5
Liabilities of discontinued operations	508.3	—	—	—	—
Total current liabilities	9,569.1	8,436.0	7,481.6	7,987.8	5,686.2
Long-term debt	8,850.4	7,484.6	7,077.6	4,601.1	4,975.2
Tax payable	25.9	19.5	13.5	29.5	64.2
Provision for tax, civil and labor risks	942.8	775.4	760.9	835.2	981.8
Deferred income and social contribution taxes	90.2	20.6	27.8	1,791.9	1,635.7
Pension and other post-employment plans	258.0	242.2	266.5	266.0	274.5
Other non-current liabilities	677.4	700.1	548.4	362.0	497.2
Total non-current liabilities	10,844.7	9,242.4	8,694.7	7,885.7	8,428.6

Shareholders' equity
Capital	12,460,5	12,460.5	12,460.5	12,460.5	12,460.5
Capital reserves	109.4	113.8	69.9	76.3	69.4
Income reserves	3,945.8	2,511.9	2,274.2	1,760.4	1,064.7
Treasury Shares	(304.9)	(77.4)	(51.9)	(65.3)	(0.7)
Other comprehensive loss	(620.4)	(353.7)	(201.0)	(161.4)	35.2
Equity attributable to interest of controlling shareholders	15,590.4	14,655.1	14,551.7	14,070.5	13,629.1
Equity attributable to non-controlling interest	99.5	41.1	37.5	39.5	7.6
Total shareholders' equity	15,689.9	14,696.2	14,589.2	14,110.0	13,636,7
Total liabilities and shareholders' equity	36,103.7	32,374.6	30,765.5	29,983.5	27,751.5

	2014	2013	2012	2011	2010
Operating Data
Poultry slaughtered (million heads per year)	1,663.6	1,795.9	1,792.4	1,756.4	1,623.2
Pork/beef slaughtered (thousand heads per year)	9,620.6	9,744.1	10,874.1	10,847.9	10,563.4
Total sales of meat and other processed products (thousand tons per year)	4,307.1	4,595.4(1)(2)	4,809.0	4,641.0	4,588.0
Employees (at year end)	108,829	110,138	113,992	119,167	113,781

(1)     Meat volumes for the third quarter of 2013 were adjusted from 985.5 to 985.2 due to a correction in the Argentina’s production volumes.

(2)     Other processed volumes for the third quarter of 2013 were adjusted from 131.5 to 130.9 due to a correction in the Argentina’s production volumes.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2010	1.8950	1.6554	1.7594	1.6613
2011	1.9016	1.5345	1.6746	1.8758
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4457	1.9528	2.1605	2.3426
2014	2.7403	2.1974	2.3547	2.6562

	Reais per U.S. Dollar
Month	High	Low
September 2014	2.4522	2.2319
October 2014	2.5341	2.3914
November 2014	2.6136	2.4839
December 2014	2.7403	2.5607
January 2015	2.7107	2.5754
February 2015	2.8811	2.6894

Source: Central Bank.

        The exchange rate on March 20, 2015 was R$3.2423 per US$1.00.

B.                  Capitalization and Indebtedness

Not applicable.

C.                  Reasons for the Offer and Use of Proceeds

Not applicable.

D.                  Risk Factors

Risks Relating to Our Business and Industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations, a particular concern given the recent significant depreciation of the Brazilian real  against the U.S. dollar.

Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability.  We are not able to mitigate these risks entirely. Although not usual in our industry, we negotiate long-term contracts with some of our suppliers, especially soybean meal and soybean oil. In 2014, the average corn price in Brazil was 0.5% higher than the average corn price in 2013. Corn prices in December 2014 were 12.7%  higher than in December 2013, mostly because of the depreciation of the real against the U.S. dollar in the last quarter of 2014.  In 2014, the average soybean meal price in Brazil was 5.3% higher than the average price in 2013, and comparing December 2013 to December 2014, soybean meal prices in Brazil were down by 9.1%. The effect of decreases or increases in the price of raw materials on our gross margin is greater for our products that are similar to commodities in nature, rather than our value-added products. They are also affected by political and market conditions in the regions where suppliers are located.

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

Recent and future acquisitions or joint ventures may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions, joint ventures and other initiatives. We have completed several acquisitions in recent years, such as the acquisitions in 2014 of all economic rights in Federal Foods Limited, a company headquartered in Abu Dhabi, United Arab Emirates; a 40% stake in Al Khan Foods in the Sultanate of Oman; and a 75%  stake in Alyasra Food Company’s frozen retail distribution business in the State of Kuwait. Also, on October 1, 2014, Minerva incorporated all of the shares of a BRF subsidiary in exchange for 16.29% of the total and voting capital of Minerva at that date. For more details on these and other transactions, see “Item 4. Information on the Company—A. History and Development of the Company—Other Acquisitions and Investments in 2014.”

Acquisitions, new businesses and joint ventures, especially involving sizeable enterprises, may present financial, managerial and operational risks and uncertainties, including:

•         challenges in realizing the anticipated benefits of the transaction;

•         diversion of management attention from existing businesses;

•         difficulty with integrating personnel and financial and other systems;

•         difficulty identifying suitable candidate businesses or consummating a transaction on terms that are favorable to us;

•         challenges in retaining an acquired company’s customers and key employees;

•         increased compensation expenses for newly hired employees; and

•         exposure to unforeseen liabilities or problems of the acquired companies or joint ventures;

Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

We may be unable to realize synergies and efficiency gains from our recent acquisitions in the timeframe we anticipate or at all, because of integration or other challenges. In addition, we may be unable to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy, successfully or at favorable valuations, or to effectively integrate these acquisitions or joint venture businesses with our current businesses. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions and joint ventures may also results in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.

We may not be able to fully execute our business strategy.

Our ability to implement our business strategy depends on a number of factors, including our ability to:

•         Maximize operating efficiencies through economies of scale and synergies;

•         Identify and negotiate favorable terms for future acquisitions, joint ventures and divestitures; and

•         Continue to expand and gain market share in new international markets;

We have entered, and may decide to enter, into joint ventures to implement our strategy. To the extent we operate through joint ventures, we are subject to the risks inherent in joint venture structures, including the risk of disagreements with our joint venture partners, limitations on our ability to manage our business independently under the terms of the applicable joint venture agreements and the risk or encountering difficulty in exiting from joint venture arrangements if we wish to do so.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions, which may result in increased volatility in our markets and contribute to net losses. At the end of 2014 the price of oil declined significantly and is expected to lead to lower economic growth in relevant oil dependent regions, such as several Middle East countries, Russia, Venezuela and Angola. Thus, per capita meat consumption in these areas could be affected as well. Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease.  We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of hogs, cattle and certain other animals, foot-and-mouth disease and A(H5N1) influenza (discussed below); (2) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, or “BSE,” known as “mad cow disease;” and, less likely, (3) in the case of poultry, avian influenza  and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome and Porcine Epidemic Diarrhea, which have outbroken in Europe and the United States, were to outbreak in Brazil, we could be required to destroy hogs. Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition.

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

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H1N1 virus).  In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death.  Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Between 2003 and the first week of 2015, there have been over 1,147 human cases of avian influenza and over 577 related deaths, according to the World Health Organization (WHO) and Food and Agriculture Organization (FAO). The cases reported were caused by the H5N1 and H7N9 viruses. In 2013, direct human-to-human transmission of the H7N9 virus was proven. Various countries in Asia, the Middle East and Africa reported human cases in the last five years and various European countries reported avian flu cases in poultry. More recently, in 2014, there were reports of human cases of avian influenza in Egypt, Indonesia, Cambodia, China and Vietnam. In the Americas, there were reports of human cases of avian influenza in both Canada and the United States. In early 2015, additional new cases of H5N1 and H5N2 were reported in the United States, which has already resulted in restrictions on U.S. exports.

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

We may also be subject from time to time to additional outbreaks of animal-related diseases, such as Porcine Epidemic Diarrhea and foot-and-mouth disease affecting cattle. See “Item 5: Operating and Financial Review and Prospects—A. Operating Results—Effect of Animal Diseases—Other Animal Diseases” for further information.

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

Some countries, such as Russia, have a history of erecting trade barriers to imports of food products.  In June 2011, Russia imposed restrictions on imports of Brazilian poultry, pork and beef from about 100 producing units due to alleged sanitary concerns, including a complete ban on imports from the states of Rio Grande do Sul, Santa Catarina and Mato Grosso. In August 2014, the banishment was suspended.

We have been affected by trade barriers imposed by a number of other countries from time to time.  In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken.  In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily interrupted Brazilian exports. The final resolution of the investigation was announced in December 2012 in favor of Brazil, with no application of anti-dumping penalties.

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

We face strong competition from other Brazilian producers in our domestic market and from Brazilian and foreign producers in our export markets.  The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented.  Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards.  Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market.  With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

In addition, the potential growth of the Brazilian market for processed food, poultry, pork and beef and Brazil’s low production costs are attractive to international competitors.  Although the main barrier to these companies has been the need to build comprehensive distribution and outgrowers  networks, international competitors with significant resources could undertake to build these networks or acquire and expand existing networks.

The Brazilian poultry and pork cuts markets, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Our international sales are subject to a broad range of risks associated with international operations.

International sales account for a significant portion of our net sales, representing 41.6% in 2012, 48.1% in 2013 and 46.8% in 2014. Our major international markets include the Middle East (particularly Saudi Arabia), Asia  (particularly Japan, Hong Kong, Singapore and China), Europe, Eurasia (particularly Russia), Africa and Americas (particularly Argentina), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on the economic, political and social conditions in our main export markets.

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

•         exchange rate fluctuations;

•         deterioration in international economic conditions;

•         impacts on the economy following sharp variations in energy prices;

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

Our international sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in August 2011, a strike at the Itajaí port affected exports for approximately two months. In the middle of 2012, a strike of Brazilian Sanitary Inspection Agency (Agência Nacional de Vigilância Sanitária, or Anvisa) and a nationwide strike of truckers also hampered our export operations. A widespread or protracted strike in the future could adversely affect our business and our results of operations.  In 2012, we had new strikes from Anvisa and employees of the federal government. In addition, flooding and similar events affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

Political and economic risks in Middle East could limit the profitability of our operations and our ability to execute our strategy in that region.

In 2014, we finished construction of a new plant in Abu Dhabi in the United Arab Emirates in the Middle East. In addition to being subject to the general risks of international operations described above, we are now subject to the specific risks associated with the fact that the production and distribution capacity we hope to achieve through the project could be lower than our expectations, in each case for a variety of reasons, including (1) governmental inertia, (2) geopolitical risk, (3) imposition of exchange or price controls, (4) imposition of restrictions on exports of our products or imports of raw materials necessary for our production, (5) fluctuation of local currencies against the real, (6) nationalization of our property, (7) increase in export tax and income tax rates for our products, and (8) unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects. As a result of these factors, the results of operations and financial conditions of our operations in the Middle East may be adversely affected, and we may experience in the future significant variability in our revenue on both an annual and a quarterly basis from those operations. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Political and economic risks in Argentina could limit the profitability of our operations and our ability to execute our strategy in that country.

We have seven production facilities in Argentina, and we view growth of our business in Argentina as an important component of our strategy in South America. We estimate that our integrated operations in the Argentine market represent over R$1 billion of sales per year. However, executing our strategy in Argentina is subject to significant political and economic risks.  Political and economic conditions have been volatile in that country for more than a decade.  Economic uncertainty, inflation and other factors could lead to lower real salaries, lower consumption and unemployment, which could have an adverse effect on demand for our products.  In addition, Argentine government policies may adversely affect our ability to realize a return on our investment in Argentina.  For example, the government has imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Argentina.  In April 2012, the Argentine government’s effective nationalization of YPF S.A., Argentina’s leading energy company, led to a dramatic decline in the prices of Argentine securities and great concern among international investors.  Argentine government intervention, investor reactions and economic uncertainty in Argentina could adversely affect the profitability of our operations and our ability to execute our strategy in that country.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. We currently comply with all food safety requirements in the markets where we conduct our business. We already incur significant costs in connection with this compliance and changes in government regulations relating to food safety could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2014, we had a total of 108,829 employees worldwide. All of our production employees are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may not reach new agreements without union action and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. If we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. In 2014, they represented 13.9% of our cost of goods sold, representing a decrease of 0.9% compared to 2013.

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

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (Termo de Ajustamento de Conduta, or “TAC”). Under IFRS, we classify the risk of adverse results in legal proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2014 are included in “Item 8. Financial Information—Legal Proceedings” and Note 26 of our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could be significantly high.  Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we were required to pay those amounts.  Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

With regard to tax contingencies, we are currently defendants in tax cases that involve tax credit offsets. These cases have not yet reached a final ruling by the Brazilian courts. We may face risks arising from tax liabilities and the monetization of tax credits, which can negatively impact our results.The Supreme Court of Brazil has recently ruled that the use of total ICMS tax credits in operations related to food products classified as staple foods in Brazil (cesta básica) is improper. The case is currently on appeal and, if the decision is upheld and determined to apply to some or all of BRF’s operations, it could have a significant impact on our operations, liquidity and financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.”

As of December 31, 2014, we had R$57.4 million in provisions for civil contingencies, R$252.4 million in provisions for tax contingencies and R$330.4 million in provisions for labor contingencies. See Note 25 to our consolidated financial statements. We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, the loss of key professionals may adversely affect our ability to implement our strategy, as well as the expenses associated to these losses can impact our results.

We rely on our positive image and reputation in the marketplace.

BRF has a strong image related to solid corporate governance and is associated with values such as trust, ethics and transparency. We have a framework of antifraud initiatives that supports all business segments and their commercial standards worldwide. However, we may not be able to mitigate all fraud risk entirely. In cases of bad publicity or acts that may negatively affect our image, we have a Crisis Committee that works with our stakeholders. Any negative reflection on our image or the strength of our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian anti-corruption rules and the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities, the employees of which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

Damages not covered by our insurance policies might result in losses for us, which could have an adverse effect on our business.

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

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance. For example, in 2011, fires affected a part of the installations of our Nova Mutum, Mato Grosso unit and part of the installations of our Brasília unit. In 2014, fires affected part of the installations of our Toledo unit.

Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot assure you that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Our failure to continually innovate and successfully launch new products, as well as maintain our brand image, could adversely impact our operating results.

Our financial success is dependent on anticipating changes in consumer preferences and dietary habits and successfully developing and launching new products and product extensions that consumers want. We devote resources to new product development and product extensions, however we may not be successful in developing innovative new products or our new products may not be commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets, our financial results and our competitive position may suffer.

We also seek to maintain and extend the image of our brands through marketing, including advertising, consumer promotions and trade spending. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. Continuing global focus on health and wellness, including weight management, and increasing media attention to the role of food marketing could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

Our success in maintaining, extending and expanding our brand image also depends on our ability to adapt to a rapidly changing media environment, including increasing reliance on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared.

Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our reputation and brand image. If we do not maintain or extend our brand image, then our product sales, financial condition and results of operations could be materially and adversely affected.

Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.

Information technology is an important part of our business operations and we increasingly rely on information technology systems to manage business data and increase efficiencies in our production and distribution facilities and inventory management processes. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for digital marketing and electronic communications between our facilities, personnel, customers and suppliers. Like other companies, our information technology systems may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, hackers, unauthorized access attempts and other security issues. We have implemented technology security initiatives and disaster recovery plans to mitigate our exposure to these risks, but these measures may not be adequate. Any significant failure of our systems, including failures that prevent our systems from functioning as intended, could cause transaction errors, processing inefficiencies, loss of customers and sales, have negative consequences on our employees and our business partners and have a negative impact on our operations or business reputation.

In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. In addition, the disclosure of non-public sensitive information through external media channels could lead to the loss of intellectual property or damage our reputation and brand image.

Risks Relating to Our Indebtedness

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2014, our total consolidated debt (comprised of short-term and long-term debt) was R$11,589.3 million (US$4,363.1 million).

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

As of December 31, 2014, we had R$2,738.9 million of debt that matures in 2015, R$347.5 million of debt that matures in 2016, R$946.9 million of debt that matures in 2017, R$1,345.9 million of debt that matures in 2018 and R$6,210.1 million of debt that matures in 2019 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2014, we had R$7,596.2 million of foreign currency debt, including R$197.6 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

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

Our business, results of operations, financial condition and prospects as well as the market prices of our common shares or the American Depositary Receipts (“ADRs”) may be adversely affected by, among others, the following factors:

•         exchange rate movements;

•         exchange control policies;

•         expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•         inflation;

•         tax policies;

•         other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation;

•         interest rates;

•         changes in climate and weather patterns;

•         energy or water shortages or rationalization, particularly in light of water shortages in parts of Brazil beginning in late 2014;

•         liquidity of domestic capital and lending markets;

•         changes in environmental regulation; and

•         social and political instability, particularly in light of recent protests against public policy (including strikes of truck drivers) and related vandalism in major Brazilian cities.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our common shares or the ADRs.

Dilma Rouseff, the re-elected President of Brazil, has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The administration may face domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. In addition, the recent economic and political instability, caused by the rise of inflation, slow GDP growth, protests and strikes, as well as the Petrobras corruption scandal, has led to a fall in confidence and a government crisis. The general political uncertainty could worsen purchasing power, consumption and supply chain costs. Thus, our financial results may be affected by a slowdown in the domestic market.

The market expectations for 2015 is that Brazilian economy should slow down and the GDP should not grow or could even have a small decrease.

Climate change may negatively affect our business and results of operations.

A consensus has developed in the scientific community that global warming will continue to occur even if greenhouse gas emissions were to be slowed, thereby reinforcing the need to intensify actions to adapt to climate changes. We consider the potential effects of climate change when evaluating and managing our operations and supply chain, recognizing the vulnerability of natural resources and agricultural inputs that are essential for our activities.

The main risks we have identified relate to the alterations in temperature (average and extreme) and changes in rainfall (average and extreme, such as drought, flooding and storms), both of which could affect agricultural productivity, the quality and availability of pasture areas, animal wellbeing and the availability of energy. These changes could have a direct impact on our costs, raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal wellbeing, increasing the risk of rationing and raising the price of electrical energy through water shortages and the need for other energy sources to supply the demand for electricity. We also consider potential regulatory changes and monitor trends in changes to licensing legislation for greenhouse gas emissions at the domestic and international levels.

Among the initiatives we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of stocks in grains purchases and the constant monitoring of the weather in agricultural regions to guide buying decisions, as well as anticipating price movements in the commodity markets. We also undertake efficiency projects to develop more efficient processes that consume less energy. Other initiatives include technological innovations in the animal-raising installations to improve the environment and acclimatization and safeguard the animal´s wellbeing. We may fail to continue to implement programs to mitigate effects of climate change, which may affect our business and results of operations in the future.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares or the ADRs.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013 and 3.7% in 2014. In addition, according to the National Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”), Brazilian consumer price inflation rates were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4%  in 2014.  In 2010, 2011, 2012 and 2013, the actual inflation rate was higher than the Central Bank’s target of 4.5% with a tolerance range of two percentage points above or below.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

Brazil may continue experiencing high levels of inflation in 2015, above the Central Bank’s target. Periods of higher inflation like in 2014 slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares and the ADRs.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2010, the real  appreciated 4.3% against the U.S. dollar.  In 2011, 2012, 2013 and 2014, the real  depreciated 12.6%, 8.9%, 15.8% and 13,4%, respectively, against the U.S. dollar.

Appreciation of Brazilian real against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our international sales are mostly denominated in U.S. dollars. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports. On the other hand, a depreciation of Brazilian real against the U.S. dollar may lead to higher exports and revenues, but costs may be higher.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$7,596.2 million at December 31, 2014, representing approximately 65.5% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real  in relation to the U.S. dollar or other currencies would increase the amount of reais  that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The interest rate is one of the instruments used by the Central Bank to keep inflation under control or to stimulate the economy. In 2014, inflation reached 6.41% according to IBGE. If  interest rates fall down, the population has greater access to credit and consume more. This increase in demand can push prices if the industry is not prepared to meet higher consumption. On the other hand, if interest rates go up, the monetary authority inhibits consumption and investment once they get more expensive. Another consequence is the greater return paid by the government securities, impacting directly in the investments which become less attractive. Investment in public debt absorbs money that would fund the productive sector.

At the end of former president Luiz Inacio da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%. With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The low interest rates from previous years resulted in high inflation rates of 5.8% in 2012, 5.9% in 2013, and 6.41% in 2014, leading to the Central Bank’s decision to increase interest rates to stabilize the economy.

At December 31, 2014, approximately 14.2% of our total liabilities with respect to indebtedness and derivative instruments of R$11,846.7 million was either (1) denominated in (or swapped into) reais  and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on the London Interbank Offered Rate, or “LIBOR.” Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social, or “PIS”) and Social Security Contribution (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”) and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Novo Mercado of BM&FBovespa (the “BM&FBOVESPA” or the “São Paulo Stock Exchange”) had a total traded volume of  R$1.6 trillion, or U.S.$682.0 billion, and an average daily trading volume of R$7.2 billion, or U.S.$3,096.1 million for the year in 2014. The New York Stock Exchange had a market traded volume of U.S.$19.4 trillion (U.S. domestic listed companies) and an average daily trading volume of  U.S.$63.0 billion for the year in 2014. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 50.7% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2014. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 46.3% of all shares traded on the São Paulo Stock Exchange in 2014. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2014, and we do not expect to be a PFIC for 2015 or in the future, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time.  Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%.  The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.  See “Item 10. Additional Information––E. Taxation––U.S. Federal Income Tax Considerations––Passive Foreign Investment Company.”

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

Five of the eight original pension funds remain our shareholders, TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. Real Grandeza sold its shares in 2008 and 2009. As of December 31, 2014, the five remaining pension funds, directly or indirectly, held 26.03%  of our common shares. See “Item 7.  Major Shareholders and Related Party Transactions––A. Major Shareholders.”

Our principal executive offices are located at Rua Hungria, 1400, Jd. Europa, 01455-000, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5286/5262/5049. Our internet address is www.brf-br.com/ir.  The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Business Combination with Sadia

Agreement with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Holders of common shares and preferred shares of Sadia received common shares of BRF, and holders of American depositary shares representing preferred shares of Sadia, received ADRs evidencing ADSs representing common shares of BRF.

A number of steps of the merger were approved at separate extraordinary general meetings, held on July 8, 2009, of the common shareholders of Perdigão S.A. (“Perdigão”), Sadia, and HFF Participações S.A. (“HFF”), a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition. In connection with the business combination, we changed our name from Perdigão S.A. to BRF – Brasil Foods S.A.  The business combination became fully effective on September 22, 2009, and Sadia became our wholly owned subsidiary.

On December 31, 2012, we incorporated Sadia S.A., then a wholly owned subsidiary, into BRF, and Sadia ceased to exist as a separate legal entity.

Antitrust Approvals

The business combination was reviewed by antitrust authorities both in Brazil and in Europe.  Approval by the European antitrust authorities was received on June 29, 2009, followed by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or “CADE”) on July 13, 2011, conditioned upon compliance with the terms of a Performance Commitment Agreement (Termo de Compromisso de Desempenho), or “TCD,” that we entered into with the CADE on July 18, 2011.  Under the TCD, we agreed to a number of measures, including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market. In March 2012, we entered into an agreement with Marfrig, pursuant to which we agreed to transfer certain assets in compliance with our agreement with the CADE.

The TCD applies only to the specified markets and product categories within the Brazilian market.  The TCD does not restrict the ability of BRF and Sadia to act freely in our export markets, in the Brazilian dairy market and in the Brazilian food service market.  The CADE will monitor our compliance with the agreement, and we must submit monthly reports to the CADE.

Agreement with Marfrig

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from CADE, but that approval was subject to a number of conditions set forth in a TCD, including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market. On March 20, 2012, we entered into an agreement with Marfrig Alimentos S.A. (“Marfrig”),  pursuant to which we have agreed to transfer certain assets in compliance with the TCD.  In exchange, we acquired the right to receive from Marfrig an amount corresponding to R$350.0 million to be paid as follows:

•         R$25.0 million paid on June 11, 2012;

•         R$25.0 million, adjusted by the IGP-M, paid on July 1, 2012;

•         R$250.0 million to be paid by Marfrig to BRF in 72 monthly and successive installments, which are due from August 1, 2012, being the first installment in the amount of R$4.4 million and other remaining installments in the amount of R$4.8 million, subject to the fixed rate of 12.1% per year.

As disclosed in the quarterly information for the nine month period ended September 30, 2012, BRF and Marfrig renegotiated the payment terms of the amount correspondent to R$50.0 million which previous settlement was expected to occur on October 1, 2012. As a consequence, this amount will be received from January 2, 2013 in 67 monthly and successive installments in the amount of R$964 thousand.

All the installments were properly paid by Marfrig.

The Asset Exchange agreements between Marfrig and BRF also included as part of the payment for this transaction the acquisition of the total shareholding stake in Quickfood S.A. (equivalent to approximately 90.05% of its capital stock), a publicly held Argentine food corporation.  For more details on these agreements, see “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”

Agreement with Lactalis

On September 3, 2014, BRF entered into a binding memorandum of understanding with Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”), a company controlled by Parmalat S.p.A., an Italian publicly held company pertaining to the Groupe Lactalis, for the sale of plants of our dairy division. The enterprise value set forth in the memorandum was R$1.8 billion. Then, on December 5, 2014, BRF entered into a sales contract with Lactalis establishing terms and conditions for the disposal of its manufacturing facilities in the dairy operating segment, which include (i) manufacturing facilities located in the cities of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), Três de Maio I (RS), Três de Maio II (RS) and Santa Rosa (RS), and (ii) related assets and trademarks  dedicated to such segment (Batavo, Elegê, Cotochés, Santa Rosa and DoBon). The transaction was valued at R$1.8 billion (US$697.8 million), to be received at closing, subject to usual adjustments for working capital and net debt, as the terms of the contract.

The Transaction was fixed in U.S. Dollars and, considering that the functional currencies of BRF and of the buyer are different, we recognized an embedded derivative under the terms of IAS 39. The fair market value of the embedded derivative totaled R$28.0 million on December 31, 2014 and was recognized in other financial assets in counterpart to our financial results.

The conclusion of the transaction is subject to compliance with certain conditions, such as necessary investments to adapt the assets to transfer them to the buyer and regulatory approvals (including from CADE). We do not expect these to have a significant impact on the conclusion of the transaction, which is expected for the second quarter of 2015.

Other Acquisitions and Investments in 2014

BRF, announced on April 9, 2014 the conclusion of the acquisition of Federal Foods Limited (“Federal Foods”), a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates, through its subsidiary in Austria. On February 17, 2014, BRF announced that it had acquired additional economic rights by Federal Foods, in accordance with the local regulation and usual practices in UAE, for a total investment of US$27.8 million. This acquisition is in line with BRF’s strategic plan to internationalize the company by accessing local markets and expanding its product portfolio across the Middle East.

On July 3, 2014 BRF announced the conclusion of the acquisition of 40% of the share capital of Al Khan Foods, or “AKF,” in the Sultanate of Oman, based on an enterprise value of US$68.5 million. BRF will acquire the remaining ownership stake in AKF within 36 to 90 months from the first acquisition, based on the future performance of AKF, in accordance with local regulations and practices in the Sultanate of Oman. AFK is a leader in the distribution of frozen food in the Sultanate of Oman, covering a broad sector retail, food service and wholesale clients. AKF has been distributing Sadia products for 25 years, in addition to a series of frozen products from other brands and suppliers.

On September 16, 2014, BRF informed its shareholders and the market that it signed a "Private Instrument of Protocol and Justification of Merger of Shares of Mato Grosso Bovinos S.A. by Minerva S.A." between the administrations of Minerva and Mato Grosso Bovinos S.A., a company controlled by BRF ("Newco Bovinos") and that, according to the Material Fact released on this date by Minerva ("Minerva´s Material Fact"), had convened an extraordinary general meeting of Minerva, which was held on October 1, 2014, that deliberated about the instrument, as well as the operation by which Minerva will incorporate all of the shares of Newco Bovinos ("Transaction"). A total of 29,000,000 shares of Minerva, which accounts for 16.29% of the total and voting capital of Minerva at that date was awarded to BRF. The said exchange ratio was freely negotiated and agreed between the administrations of the companies involved in a fair and equitable way to their respective shareholders, reflecting appropriately, in view of these, the best assessment of Newco Bovinos and Minerva with regard to their respective fair values, considering the nature of their activities within a set of economic, operational and financial assumptions.

On November 21, 2014, BRF announced the acquisition of 75.0% of the retail frozen foods distribution business of Alyasra Food Company W.L.L., or “Alyasra,” in the State of  Kuwait, with an enterprise value of US$160 million. Alyasra is a leader in food distribution in the State of Kuwait, covering the sectors of retail and food services, with presence in frozen, chilled and dry segments. The company has been distributing BRF’s products for 20 years, in addition to a wide range of products from other brands and suppliers. This transaction will leverage Alyasra’s world-class logistics infrastructure and long-lasting relationships, as well as BRF’s supply chain efficiencies, strong brands and product development expertise for the purpose of continuing to serve and grow in the local market. BRF is strengthening its position in the State of Kuwait as part of a larger commitment to this market.

On December 19, 2014, BRF signed a binding memorandum of understanding (“MOU”) with Sukses Makmur Tbk., (“Indofood”) for the incorporation of a joint venture company (“JVC”) that will explore the poultry and processed foods businesses in Indonesia. The JVC will represent the entry of BRF in Indonesia, a market with more than 250 million people that is experiencing a significant growth in protein consumption. Indofood is one of Indonesia’s largest companies with operations in all stages of food manufacturing, from production of raw materials and their processing, to consumer products. Its business operations includes consumer branded products, flour milling, agribusiness, distribution, cultivation and processed vegetables. In the context of such JVC, BRF will contribute with its knowledge in the protein-based food processing industry and Indofood will contribute with its market access in Indonesia, granting access to its extensive distribution network. BRF and Indofood will each hold a 50% ownership in the JVC and, subject to the satisfaction of certain conditions precedent to be set forth in the definitive agreements, jointly plan to invest approximately US$200 million over the next three years.

Capital Expenditures

In 2014, we recorded total investments of R$1.5 billion in order to support our growth, including total capital expenditures of R$1,018.7 million and expenditures of R$517.5 million for the replenishment of breeder stock. The total amount is in line with investments in previous years, but consists of fewer investments for increases in capacity and focuses more on investments for yield improvements, cost reductions, processes automation, improvement of service levels and better working conditions for our employees, enhancing our focus on complying with regulatory rules. Additionally, we have strengthened our commitment to a more efficient use of the employed capital aiming at generating value to shareholders and sticking to our strategic plan.

The table below sets forth our capital expenditures for the periods indicated and does not include either business combinations or other acquisitions of businesses:

	As of December 31,
	2014	2013	2012
	(in millions of reais)
Expansion and enhancement of production facilities	344.6	558.3	991.6
UAE Facility	236.9	84.6	16.6
Tatuí Industrial Complex	40.9	25.0	0.2
Other expansion investments	66.8	448.7	974.8
Productivity investments	274.3	169.0	285.1
Logistics management	26.4	0.0	0.0
Automation	124.9	99.8	45.4
Other productivity investments	123.0	69.2	239.7
Other capital expenditures	399.8	281.3	622.4
Total capital expenditures	1,018.7	1,008.6	1,899.1

Main capital expenditures in 2014 and 2013 included the following:

Tatuí: In 2014 and 2013, BRF invested a total of R$65.9 million in developing a production line for sliced cold cut products to be sold in an exclusive single package. This new line was installed in the Tatuí Industrial Complex, located in the state of São Paulo. This new product aims at strengthening the presence of the Sadia brand in the cold cuts category, offering a differentiated pre-sliced product, with clear identification of the brand and food security assurance.

BRF is a leader in the cold cuts category and wants to expand the portfolio of products that reach the consumer needs, such as single fresh slices. The new sliced cold cuts line Soltíssimo offers thin and single slices that do not stick together, with easy-open and storage packaging and fresh products.

Logistics Management: BRF has been working on a Logistics Growth Acceleration Project, which consists of the implementation of two logistics management systems: Transportation Management System (“TMS”) and Warehouse Management System (“WMS”). With that, we expect to improve the company’s service levels and On Time In Full (“OTIF”) index, representing the percentage of orders that are fully satisfied with the items and quantities requested and within the time specified by the customer, and align it with market benchmarks.

Automation: In 2014 and 2013, BRF invested R$224.7 million for the automation of company processes. The goal has been to improve efficiency by increasing productivity and reducing production costs. In 2014, the focus of automation investments was on deboning processes and poultry packaging.

Internationalization Project: BRF is working on a broad long-term internationalization project. In 2014, for example, the company opened a processed products facility in the UAE, with production capacity of 70 thousand tons/year. This represented a total investment of US$160.0 million.

In 2015, in addition to existing projects, the company plans to focus on the development of new products and technologies as well as on manufacturing efficiency and logistics improvements. In accordance with BRF’s commitment to a more efficient use of its employed capital, the company will also analyze divestiture opportunities (such as inactive real estate assets), should they allow the company to increase its focus on the core business and generate higher returns for the shareholders.

B.                  Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over two thousand stock keeping units (“SKUs”).  Our processed products include marinated, frozen, whole and cut Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches, mayonnaise, and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Chester, Perdix and Paty. BRF is responsible for 14% of the world trade in poultry.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 47 plants in all regions of Brazil (including 13 of the discontinued dairy operations), BRF has among its main assets a widespread distribution network that enables its products to reach Brazilian consumers through 680,000 monthly deliveries and 42 distribution centers, 27 of which are in the domestic market and 15 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 19 sales offices outside of Brazil serving customers of more than 120 countries on five continents. We have seven industrial units in Argentina, two in Europe (England and Holland, through Plusfood) and one in Abu Dhabi, United Arab Emirates, that was inaugurated on November 26, 2014. Also, in March 2014, we announced the discontinuation of our joint venture with Dah Chong Hong Limited (DCH) in China, a partner that was responsible for the distribution of Sadia products in the Chinese market, but we continue to have a healthy commercial partnership with this important player in Hong Kong and Macau in the retail and food services.

We have also acquired three new distributors in the Middle East: Federal Foods (United Arab Emirates), of which we had acquired a 49% stake in 2013 and acquired the remaining shares in 2014; AKF, of which we acquired a 40% stake, in the Sultanate of Oman; and Alyasra (Kuwait), of which we acquired 75% of its frozen food retail distribution business in year.

We are able to reach substantially all of the Brazilian population through a nationwide network of 27 distribution centers.

In the domestic market, we operate 34 meat processing plants, 13 dairy products processing plants, which are now being sold to Lactalis, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 27 distribution centers, being 14 owned by BRF and 13 leased by third parties, all of which serve the domestic market and export markets.

In our export markets, we operate seven meat processing plants, one margarine and oil processing plant, one sauce and mayonnaise processing plant and one frozen vegetables processing plant. We have 15 distribution centers located overseas, as well as commercial offices in the United Kingdom, France, Spain, Italy, Austria, Hungary,  Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, South Africa, Argentina, Uruguay and Chile.

BRF has been a public company since 1980. Our shares have been listed on the BM&FBovespa as BRFS3 since 2006, and is also traded on the New York Stock Exchange (NYSE - ADR level III). Since 2005, BRF has been part of BM&FBovespa’s Corporate Sustainability Index (ISE) portfolio in acknowledgement of its strong commitment to sustainable development. This commitment has been reinforced and internationally recognized since 2012, upon our entrance into the portfolio of Emerging Markets of Dow Jones Sustainability Index.

Competitive Strengths

We believe our strongest competitive points are:

•         Leadership in the Brazilian Food Market with Strong Brands and a Global Presence in the Market.  We are one of the biggest food companies in Brazil, the biggest company in Brazilian agribusiness (according to Globo Rural magazine), with a size and scale that allows us to compete in Brazil as well as in export markets. We are the seventh-largest food company in the world in terms of market capitalization (Bloomberg). We believe our leading position allows us to take advantage of market opportunities by expanding our business, increasing our offer of added value products and improving our initiatives in export markets.  In 2014, we slaughtered around 1.7 billion chickens and other poultry and 9.6 million hogs and cattle. In this same year, we sold around 4.7 million tons of poultry, hogs, beef and processed products. Our own and licensed brands have a high recognition in Brazil and we are expanding the presence of our export brands in key export markets. Our sustainable practices have also brought BRF great recognition over the years. We are the only representative of the food sector on a list of 10 leading companies in terms of transparency published by the Carbon Disclosure Project (CDP). We are the only company in the food sector to be part on BM&FBovespa’s Corporate Sustainability Index (ISE) of the BM&F-Bovespa stock exchange for the last 10 years. The company also became part of the Emerging Markets portfolio of the Dow Jones Sustainability Index two years ago. BRF is also among the companies listed on the Global Compact 100 Index, a new list of the United Nations Global Pact.

•         Extensive Distribution Network in Brazil and the Export Markets.   We believe we are one of the few companies with an established distribution network that can deliver frozen and chilled products in practically any region in Brazil. Moreover, we export products to around 120 countries and are developing our own distribution network in Europe, where we sell directly to food processing companies and local distributors. In Asia, BRF signed a binding memorandum of understanding with Indofood for the incorporation of a joint venture which will exploit the poultry and processed food business in Indonesia, as well as distribution. We operate in the Middle East through stakes we have acquired in distribution companies like Al Khan Foodstuff LLC, the leader in the distribution of frozen and chilled food in the Sultanate of Oman, the retail frozen foods distribution business of  Alyasra Food Company W.L.L., the leader in the distribution of frozen, chilled and dried food in Kuwait, and Federal Foods Limited, the leader in the distribution of food in the United Arab Emirates (UAE). Besides this, we also operate through Al Wafi in Saudi Arabia. In Argentina, we are working to optimize all the distributors of the Avex, Flora Dánica, Quickfood and Sadia brands. Our established distribution capacities and logistical experience allow us to expand our national and international business, leading to higher sales volume and a greater coverage of our line of products.

•         Low Cost Producers in a Growing Global Market.   We believe we have a competitive advantage over producers in some of our export markets due to our lower labor costs and gains of efficiency in animal production in Brazil. We have also achieved a scale of production and quality that allows us to compete effectively with the main producers in Brazil and other countries. We set up a series of programs aimed at maintaining and improving our cost effectiveness, including programs to optimize our supply chain by integrating demand, production, inventory management and client attendance. Our Shared Service Center (CSC - Centro de Serviços Compartilhados) centralizes our administrative and corporate activities, and our BRF Value Generation system (GV BRF - Geração de Valor BRF”) provides our managers with a more efficient use of fixed and working capital while our Zero-Base Budget (OBZ - Orçamento Base Zero) is directed at enhancing the efficiency of cost management.

•         Strategic and Diversified Geographic Allocation.   In the meat business, our slaughterhouses are strategically allocated in different regions of Brazil (South, Southeast and Midwest). This allows us to offset the risks from any restrictions on exports that may occur in particular regions of the country due to sanitary concerns. The geographical diversity of our plants in 10 Brazilian states also allows us to reduce the cost of transport due to their proximity to the grain-producing regions and the country´s main export ports. In order to have a greater focus on our core business, we made an estrategical partnership with Minerva, through which we transferred our beef operations to them, in exchange for an equity stake in this company. This transaction was approved by Brazil’s anti-trust agency (CADE) in 2014. We also signed a contract to sell our dairy division to Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda, a company controlled by Parmalat S.p.A., a listed Italian company that belongs to the Groupe Lactalis. The closing of this transaction is subject to the implementation of pending legal conditions and regulatory approvals (including by the CADE) which are applicable to transactions of this nature. We also opened our first processed food plant in the Middle East in Abu Dhabi, in 2014, in the United Arab Emirates, the largest processed food plant in the region. This is a great step forward as part of our Company’s international expansion and aims to provide the best options to clients through local operations, which allow rapid and efficient access to strategic markets and increase the flexibility of the adaptation of products to local wishes. This approach is always carried out according to the specific requirements of each country and follows rigorous controls in all the productive processes.

•         Emphasis on Quality, Safety and Diversified Portfolio of the Product.   We concentrate on food safety and quality in all our operations to meet the specifications of the clients, prevent contamination and reduce the risks of epidemics of animal illnesses. We monitor the treatment of the poultry and the hogs we create in all the stages of their lives and during the whole production process. We launched a campaign in Brazil to publicize the Sadia Total Guarantee Program (Programa de Garantia Total Sadia) that ensures our chickens have no hormones or preservatives and are inspected individually. Moreover, we were the first Brazilian company approved by the European Food Safety and Inspection System which qualified us to sell processed poultry products to European consumers. This means we attend the most demanding clients in the world and meet their quality controls and external audits. We have a diversified variety of products that give us the flexibility to direct our production according to the market demand and the seasonality of our products. To support this continuous innovation of our product portfolio, we have been continuously investing in our Technology Center in Jundiaí, in upstate São Paulo.

•         Committed Management Team.   Our management endeavors to accentuate the best practices in our operations and corporate governance standards, as shown in the listing of our common shares on the Novo Mercado segment of the São Paulo stock exchange. Those companies listed on this stock market must pledge to adopt the highest standards of corporate governance. Pedro Faria assumed the position of Global CEO in January 2015. He is leading a long-term cycle focused on excellence and high performance, consolidating the management model that has been implemented to date, based on people, quality, efficiency and meritocracy. He is also continuing with our international expansion plans, focusing on gaining new markets in a sustainable way so that BRF moves increasingly closer to the consumers, attending their wishes and demands.

Business Strategy

Our general strategy consists of using our competitive advantages as a low-cost producer of food in large scale to increase the return on invested capital and continue to grow in a sustainable way in the coming years. We intend continue to strengthen our global distribution network and client base, providing a portfolio of diversified, innovative products directed at the market and supported by strong international and local brands. The main elements in our strategy are the following:

•         Strengthening our Global Distribution Network.   We are continuing to develop our capacity to distribute outside Brazil in order to enhance the services we provide to our current clients and expand our export client base. We expect to continue to carry out this long-term distribution strategy in 2015, with the aim of increasing the awareness of our brands globally and expanding to countries where we believe there is a potential for a profitable distribution of our products. We are focusing on expanding our distribution network in Europe, the Middle East and Asia to increase our coverage and give support to marketing efforts in these key regions. We are also considering carrying out processing some products abroad, in order to allow us to deliver these products directly to the clients located in these markets. One example of this movement was the opening of our first food processing plant in the Middle East. We may also consider certain acquisitions as a means of achieving this goal. For example, we have signed a binding memorandum of understanding with Indofood for the incorporation of a joint venture that will exploit the poultry and processed food business in Indonesia. We have also concluded the acquisition of 100% of the economic rights of Federal Foods Limited, a private company headquartered in Abu Dhabi in the United Arab Emirates, 40% of AKF in the Sultanate of Oman, and 75% of the retail frozen foods distribution business of Alyasra in Kuwait, which allowed us to expand the distribution network in this region.

•         Increasing our Domestic and International Client Base.   We intend to continue strengthening our domestic and international client base through the quality of the products and services, with superior delivery. We intend to focus on efficiency to increase BRF´s competitiveness on the global stage, delivering a new level of services to our clients and raising distribution and logistics abroad to a central position in our business. We believe there will be considerable opportunities to increase penetration in the export markets, particularly as we are expanding our production base to other countries and are working to reduce or eliminate existing trade barriers. Our objective is to strengthen our presence in key export markets. We believe there are also opportunities to expand penetration on the Brazilian market, through increasing the client base and raising the productivity of the sales team. Sales in the Brazilian market represented around 53.2% of our total net sales while sales in the export markets represented 46.8% in 2014.

•         Revitalizing our Core Business Directed at the Client, Consumer and Market Preferences.   We are focused on delivering innovative products which our consumers regard as having added value. We intend to promote the revitalization of the most important categories of products, as well as increase our market penetration through a more granular view (by category, channel, region, brands and consumer/consumption segments), giving priorities to key opportunities. As part of this plan, we transferred our beef plants to Minerva in 2014, a transaction that was approved by the CADE. We also signed a sales contract for our dairy division with Lactalis. The closing of this transaction is subject to the implementation of some pending legal conditions and regulatory approvals (including by the CADE) applicable to transactions of this nature. We are also aiming to mobilize the company and align its strategy, processes and people to the needs of consumers and clients, consolidating an integrated medium-term planning for the value chain that is strong and flexible and focused on creating value by being flexible and assertive. Lastly, we intend to promote a pricing model aimed at providing a more rational pricing scheme.

•         Diversifying our Lines of Products, Particularly Focusing on Higher Added Value Food Products.   The merger between Perdigão and Sadia in 2009 brought a great variety of processed products to our portfolio and created one of the biggest exporters of poultry products in the world. In 2011, we acquired two companies in Argentina, Avex and Flora Dánica, with the purpose of expanding our competitive base, leveraging our export platform and handling the potential of the Argentinean market. Avex produces fresh poultry products and Flora Dánica produces mayonnaise, sauces and margarines, amongst other items. We intend to continue to diversify our product lines, focusing on foods where the prices generally fluctuate less than our cuts of fresh poultry and pork and which may be directed to specific markets. In line with this strategy, we intend to provide products that deliver greater practicality to our consumers, such as the Fácil and Soltíssimo lines, launched in 2014.  Also, we built a new plant in Abu Dhabi, inaugurated on November 26, 2014, that will serve as another innovation platform directed to the Middle East and Africa regions. We are continuing to implement reductions of SKUs as well, in order to provide stronger portfolio of products.

•         Pursuing leadership in low costs.   We are continuing to enhance our cost structure in order to remain a producer with competitive costs and increase the efficiency of our operations. We intend to obtain greater economies of scale through the efficient use of our production capacity, as well as the elimination of redundancies. We are implementing an optimal operational footprint based on analyzing the current layout of our plants, their cost of grains and the costs of freight to ports in order to increase our capacity and enhance growth. We are also continuing to implement new technologies in order to rationalize our production and distribution activities.

•         Synergies.  Our acquisitions in recent years, including our association with Sadia, created synergies. Our business strategy aims to expand our operations in Brazil and on the export markets. In 2014, we began undertaking the new Go to Market (GTM) project that intends to give more efficiency to the sales team, integrating it to the logistical network in the country. This has led to an increase in opportunities for product sales. After the implementation of this project, we were able to increase by 22% the number of active clients in this small retail sector from December 2013 to December 2014, and the cross-selling between the brands reached 77% from 53% in the same period.

•         Strategic Management.  We have reviewed the long-term strategic plan, the BRF 17, which upholds our objective of being one of the biggest food companies in the world, admired for its brands, innovation and results, and contributing to a better and sustainable world. We intend to guarantee a total alignment between strategy and execution, ensuring we are a flexible organization that delivers the desired results, focusing on our core businesses and a high return on investment. To support this strategic management, we are building a new culture that is strong and unique, aligned to the organization and the decision-making process of creating value, and establishing a performance culture in the company that is strengthened by meritocracy. This new culture will reinforce our commitment to attract, develop and retain talents, a key element for the company´s sustainable development. In Brazil, we expect to make efforts to identify the role and position of each category of product to capture the value gaps in the main businesses (by channels, regions, brands and consumer/consumption segments) and revitalize the traditional categories through innovation. We expect to take advantage of the potential of the Sadia name as an iconic brand and develop Perdigão as a strong Brazilian brand. On the international front, we are creating a genuinely global company focused on four complementary themes: brand, portfolio, progress in distribution and local production.  Through our long-term planning, we are positioning ourselves to focus less on commodities and more on manufactured products with strong brands. To achieve this, any strategic transactions will be focused on acquisitions of processors and distributors on the export market, the construction of plants and the development of products and marketing campaigns for different cultures and tastes, and consolidating Sadia as a global brand. To do so, we are developing strong local brands, such as Paty in the Argentinean market and Perdigão in the brazilian market.

Products

We are a food company that focuses on the production and sale of poultry, pork and processed foods.

Poultry

We produce frozen whole and cut poultry. In 2014, we slaughtered approximately 1.66 billion heads of poultry, compared to 1.80 billion in 2013. We sold 1,984 thousand tons of frozen chicken and other poultry products in 2014, compared to 2,086 thousand tons in 2013 and 2,186 thousand tons in 2012. Most of our poultry sales are to our export markets.

Pork and Beef

In 2014, we slaughtered approximately 9.62 million hogs and cattle, compared to 9.75 million in 2013. We raise hogs but do not raise cattle at our facilities.  Although most of hogs that we slaughter are used for processed products in the domestic market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. We are developing our international customer base for pork and beef cuts.  In 2014, we sold 336 thousand tons of pork and beef cuts, compared to 421 thousand tons of pork and beef cuts in 2013 and 463 thousand tons in 2012.

Aligned with our new strategic plan (BRF 17), in 2014, we transferred our beef operations to Minerva S.A. in exchange for an equity participation in that company.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees,  portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products.  We sold 2,072 thousand tons of processed foods in 2014, compared to 2,083 thousand tons in 2013.  Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Frozen Processed Meats

We produce a range of frozen processed poultry, pork and beef products, including hamburgers, steaks, breaded meat products, kibes (a type of Middle Eastern beef patty popular in Brazil) and meatballs.

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

•         Pastas and Pizzas. We produce several varieties of lasagna, pizza and other ready-to-eat meals. We produce the meat used in these products and buy other raw materials in the domestic market, except for the durum flour used to make the noodles for the lasagna, which we import.

•         Vegetables. We sell a variety of frozen vegetables, such as broccoli, peas and French fries. These products are produced by third parties that deliver them to us packaged. We purchase most of these products in the domestic market, but we import French fries and peas.

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

Margarine

We sell margarine under Qualy, Deline and Claybom brands. We maintain our leadership with Qualy brand and in 2014 we introduced the first aerated margarine in Brazil. The aerated texture is a result of unique manufacturing process. We purchase the soybean oil from an agricultural cooperative supplier. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel  and Becel ProActiv in Brazil.

Mayonnaise

We began sales of mayonnaise in 2012 under the Perdigão  brand name as part of our strategy to diversify our product lines and to take advantage of our production capacity in Argentina.

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers or to unaffiliated customers. In 2014, we produced 10,360 thousand tons of feed and premix, compared to 11,036 thousand tons in 2013. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Dairy Products (discontinued operations)

We used to produce and sell a wide range of dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts.  In 2014, we produced 818.5 thousand tons of dairy products, compared to 802.0 thousand tons in 2013, and we sold 800.8 thousand tons in 2014, compared to 895.1 thousand tons in 2013.

The 800.8 thousand tons of dairy products sold in 2014 were divided among our dry division, our fresh and frozen division, and other sale. We sold 573.4 thousand tons in our dry division, which includes UHT milk, powder milk, juices and others, in 2014, compared to 542.5 thousand tons in 2013.  In our fresh and frozen division, which includes pasteurized milk, cheese, deserts and yogurts, we sold 227.5 thousand tons in 2014, compared to 249.2 thousand tons in 2013.  Most of our dairy product sales were in the Brazilian market.

On December 5, 2014, BRF executed with Lactalis a sale agreement of its dairy division. Due to the execution of this sale agreement, all the trademarks/brands related to dairy products business shall be transferred to Lactalis during the year of 2015, among others, the trademarks “Elege”, “Batavo”, “Naturis”, “Bio Fibras” and “Pense Light”. Due to this transaction, the results of this operation are classified as discontinued operations.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the third largest producer and the leading exporter of poultry in the world for 2014, followed by the U.S., EU-27 and Thailand, based on estimates calculated by the USDA. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years and in 2014 it was the number one global poultry exporter. This development can be explained by the increase of Brazilian companies’ production dedicated to exports, as well as by the competitiveness of Brazilian poultry. Sanitary issues in the main producing countries, such avian influenza cases in Thailand, China and Mexico, and BSE and avian influenza cases in the United States in recent years, had changed the world poultry trade dynamics by reducing competition from major exporting countries. In 2013, however, European and Japanese markets reopened to Thailand for in-natura chicken and the United States is recovering its volume in some countries. In 2014, Russia banned poultry and pork from USA, Europe and Canada, which then caused an excess demand that was met mainly by an increase in exports from Brazil. Russia experienced a great deal of volatility in exported volumes in 2014 due to this banishment, as well as the economic crisis it went through, in light of geopolitical events in Ukraine and the drop in oil prices.

According to the USDA, global poultry trade increased 2.3% in 2014, while Brazilian poultry exports increased 2.7% in the same period, reaching 3.99 million tons. According to the Brazilian Association of Animal Protein (ABPA – Associação Brasileira de Proteína Animal), exports of poultry parts increased 7.3%, representing 55.5% of the total poultry exported volumes. Whole chicken, which represents 35.8% of the total, decreased 3.7%. The main destinations were Saudi Arabia, the European Union and Japan, which decreased total imports from Brazil by 6% and 2.2% and increased total imports from Brazil by 6.2%, respectively.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Broiler Producers	2014	2013	2012
	(in thousands of tons – “ready to cook” equivalent)
U.S.	17,254	16,976	16,621
China	13,000	13,350	13,700
Brazil	12,680	12,308	12,645
European Union (27 countries)	10,070	9,900	9,565
India	3,725	3,450	3,160
Others	29,337	28,547	27,735
Total	86,066	84,531	83,426

Primary Broiler Exporters	2014	2013	2012
	(in thousands of tons – “ready to cook” equivalent)
Brazil	3,600	3,482	3,508
U.S.	3,297	3,332	3,300
European Union (27 countries)	1,100	1,083	1,094
Thailand	540	513	538
China	440	420	411
Others	1,501	1,412	1,262
Total	10,478	10,242	10,113

Primary Broiler Consumers	2014	2013	2012
	(in thousands of tons – “ready to cook” equivalent)
China	12,800	13,174	13,543
U.S.	14,031	13,691	13,345
Brazil	9,083	8,829	9,139
European Union (27 countries)	9,645	9,489	9,198
Mexico	3,760	3,679	3,569
Russia	3,560	3,520	3,321
Others	31,250	30,585	29,640
Total	84,129	82,967	81,755

Source: USDA, February 2015.

Pork

Brazil is the fourth largest producer and exporter and fifth largest consumer of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production and consumption of pork has increased since 2009.  The USDA expects an increase in global production and consumption of pork in 2014 of 1.5% and 1.2%, respectively. According to ABIPECS, pork exports were forecasted to be 506 thousand tons in 2014 and is expected to rise 2.8%, to 520 thousand tons in 2015.  Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research developments have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders also contributed to the production increase.

According to the Brazilian Animal Protein Association (Associação Brasileira de Proteina Animal, or “ABPA”), until December 2014, Russia was Brazil’s major destination of pork followed by Hong Kong and Angola, representing 37.75%, 22.44% and 10.58%  respectively of total Brazilian pork exports. Russian and Hong Kong imports from Brazil increased 38.33% and decreased 8.52%, respectively, from January to December of 2014. Ukraine imports decreased 100.00%, due to banishment in March 2013. Two months later Brazil restarted to export to Ukraine. In June 2013, Brazil was authorized to export in-natura pork meat to Japan, the sixth biggest consumer of pork meat in the world, reaching 2.55 million tons per year. Brazil also resumed its chicken and pork exports to Russia in the second half of 2014.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2014	2013	2012
	(in thousands of tons – weight in equivalent carcass)
China	56,500	54,930	52,427
European Union (27 countries)	22,400	22,342	22,526
U.S.	10,329	10,524	10,554
Brazil	3,344	3,280	3,330
Vietnam	2,425	2,349	2,307
Russia	2,650	2,400	2,075
Others	12,848	13,038	12,697
Total	110,496	108,863	107,016

Main Pork Exporters	2014	2013	2012
	(in thousands of tons – weight in equivalent carcass)
U.S.	2,321	2,264	2,440
European Union (27 countries)	2,150	2,232	2,165
Canada	1,180	1,245	1,243
Brazil	585	585	661
China	275	244	235
Chile	165	164	180
Others	260	302	347
Total	6,936	7,036	7,271

Main Pork Consumers	2014	2013	2012
	(in thousands of tons – weight in equivalent carcass)
China	57,010	55,406	53,802
European Union (27 countries)	20,262	20,125	20,382
U.S.	8,455	8,662	8,441
Russia	3,109	3,267	3,208
Brazil	2,760	2,696	2,670
Japan	2,558	2,550	2,557
Others	15,617	15,758	15,384
Total	109,771	108,464	106,444

Source: USDA, February 2015.

Beef

Brazil is the second largest producer and consumer of beef in the world and the main exporter, according to tonnage data compiled by the USDA. From 2014 to 2015, the USDA estimates an increase in global beef production, consumption and exports of approximately 0.3%, 0.2% and 7.1%, respectively.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Panorama
Main Beef Producers	2014	2013	2012
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,126	11,752	11,848
Brazil	9,920	9,675	9,307
European Union (27 countries)	7,475	7,384	7,708
China	6,525	6,700	6,623
India	4,100	3,800	3,491
Argentina	2,820	2,850	2,620
Others	17,632	17,274	16,925
Total	59,598	59,435	58,522

	World Beef Panorama
Main Beef Consumers	2014	2013	2012
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,215	11,608	11,739
Brazil	7,955	7,885	7,845
European Union (27 countries)	7,580	7,516	7,760
China	6,974	7,022	6,680
Argentina	2,630	2,664	2,458
Russia	2,205	2,386	2,406
Others	19,275	18,615	18,156
Total	57,834	57,696	57,044

	World Beef Panorama
Main Beef Exporters	2014	2013	2012
	(in thousands of tons – weight in equivalent carcass)
Brazil	2,030	1,849	1,524
India	1,850	1,765	1,411
Australia	1,775	1,593	1,407
U.S.	1,179	1,175	1,112
New Zealand	570	529	517
Others	2,371	2,216	2,164
Total	9,775	9,127	8,135

Source: USDA, February,  2015.

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

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, and Aviagen. We send these chicks to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock.  The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced.  We also buy a small percentage of our parent stock from another supplier.  The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,746 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2014.  We hatch these eggs in our 29 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 9.178 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2014, we had a fully automated slaughtering capacity of 35,7 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres and DanBred or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 3,751 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2014, we had a pork slaughtering capacity of 228,660 heads per week.

Beef

We had a beef slaughtering capacity of 14,400 heads per week, but on November 1, 2013, BRF and Minerva signed an Investment Agreement that regulates the terms and conditions of an operation through which BRF allocated its beef slaughtering plants in Várzea Grande and Mirassol, as well as the BRF employees involved in these activities, to a closed capital company that would be incorporated within Minerva, in return for an equity in Minerva. This deal closed on October 1, 2014.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. BRF has a total production capacity of  202 thousand tons/month across 17 production units in Brazil (Chapecó, Marau, Capinzal, Toledo, Várzea Grande, Videira, Lucas do Rio Verde, Rio Verde, Uberlândia, Concórdia, Tatuí, Vitória de Santo Antão, Herval d´Oeste, Lajeado, Ponta Grossa, Paranaguá e Rio de Janeiro) processing meat products (Mortadella, Franks, Sausage, Hamburger, Breaded, etc.) and non-meat products (Lasagna, Ready meals, Pizzas, etc.) for both the domestic and international markets. We produce lasagnas, pizzas, pastas and other frozen prepared entrees in Rio Verde in the state of Goiás. In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

In November 2014, BRF inaugurated its first plant in Middle East, with a total capacity of 70 thousand tons/year, aiming to supply the local Market, Europe and Asia. This plant will produce pizza, franks, breaded, hamburger, mortadella and cooked turkey breast.

We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced for us by third parties that deliver them to us packaged. We purchase most of these products in the Brazilian market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We produce margarines in our plant in Paranaguá, State of Paraná, Uberlândia, State of Minas Gerais and Vitória de Santo Antão, under the Qualy, Deline and Claybon brands and in the State of Pernambuco under the brands Qualy  and Deline. We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

Dairy Products (discontinued operation)

The following graphic is a simplified representation of our dairy products chain.

Dairy Products Production Chain

We produce dairy products at 13 plants. We receive milk from a network of over 13.025 milk producers  in the southeast, south and midwest of Brazil. The milk is purchased mainly from local producers, and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 28 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2014, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and  Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets.

Suppliers

One of our strategies is to build more efficient relationships with our suppliers, using selection criteria to assess the suppliers in different dimensions, including the quality of the product, the product performance and reliability in terms of delivery.

The efficient evaluation in selecting suppliers is regarded as one of our critical responsibilities, aimed at maintaining a network of accomplished suppliers and meeting our growing challenges to ensure our market competitiveness. The assessment process often involves the simultaneous consideration of various important attributes of the supplier´s performance, including price, delivery time, quality and post-sales support, along with its social and environmental policies and performance.

Our Code of Conduct, which is posted on our website and agreed in advance by our suppliers, governs and regulates our relationship and focuses on ethical behavior and social and environmental responsibility, as the supplier´s performance is one of the determining factors of our success.

Our process follows established guidelines, supported by systems, that lay down rules and instructions to be followed by all members of procurement team, such as the Approval Chain of Command and the Service Level Agreement (SLA).

Tracking and auditing are continually monitored through internal and external audits to ensure that our processes are constantly improving.

Brazilian Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. In July 2014, Brazil had an estimated population of 202.8 million people, according to figures from the IBGE. Brazil’s GDP amounted to R$4.39 trillion in 2012, R$4.84 trillion in 2013, and R$3.76 trillion by the third quarter of 2014, in current value. GDP grew in accumulated terms in the year by 0.2%, a modest performance that was affected mainly by the gross formation of fixed capital, a component on the demand side that had registered an accumulated fall of 7.4% by the third quarter of 2014.

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, came to 5.84% in 2012, 5.91% in 2013 and 6.41% in 2014, following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$2.04/US$1 in 2012, R$2.34/US$1 in 2013 and R$2.65/US$1 in 2014, with the real  depreciating by 13.4% in 2014.

Brazil is also one of the largest meat consumers in the world, with per capita consumption in 2014 of 97.6 kilograms, including beef, chicken and pork products, according to the United States Department of Agriculture, the USDA. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. The overall trend towards an improvement in economic conditions and the higher purchasing power of Brazil’s fast-growing middle class has supported the recent rise in demand for processed products, as well as traditional fresh food and frozen poultry and pork products.

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. There are many large producers, most notably BRF, but also Aurora and Seara (which was acquired from Marfrig by JBS S.A. in 2013). The main producers in the fresh food market face strong competition from a large number of small players which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. BRF endeavors to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

The processed food sector is more concentrated than the fresh food sector in terms of the number of players. Consumption of processed products is influenced by a number of factors, including the rise in consumer income and marketing efforts directed at meeting consumer demand for more value-added products. We believe that processed foods also represent an opportunity for growth in the coming years.

We estimate the following market information:

•         the Brazilian industrialized food market had revenues of approximately R$11.8 billion in 2014 compared with R$9.7 billion in 2013;

•         the Brazilian frozen food market had revenues of approximately R$3.1 billion in 2014 compared with R$2.7 billion in 2013;

•         the frozen pizza with filling market in Brazil had revenues of R$594 million in 2014 compared with R$550 million in 2013, and

•         the Brazilian margarine market had revenues of R$2.7 billion in 2014 compared with R$2.6 billion in 2013.

These estimates are calculated by us based on data from A.C. Nielsen, which is reported to them by us and by some of our competitors.  These figures do not include BRF data by region or category of products that are not covered by the A.C. Nielsen figures.

International Markets

Brazil is a leading player in global export markets due to its natural advantages (land, water, climate), competitive inputs costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, both (i) tariff barriers, with high rates that ultimately protect certain domestic markets (e.g., the extra-quota tariffs for chicken imports in the EU and the high import tax for poultry in South Africa), or (ii) non-tariff barriers, mainly import quotas, such as those imposed by Russia and Europe, sanitary barriers (sanitary requirements, disease-related bans, and regulations) which in the case of meat industry is the type of trade barrier that mostly affects exports, and technical/religious barriers (i.e. customs, technical standards, licensing requirements, and religious considerations), as well as others like licensing requirements and outright bans on imports.

With regard to sanitary requirements, most countries demand specific sanitary agreements so that Brazilian producers can export to them. Outbreaks of animal disease may also result in bans on imports, such as when many countries temporarily suspended the imports of bovine meat in 2013 after reports of a possible case of BSE in the State of Paraná in Brazil.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Human cases were reported in various countries. For example, from 2003 to 2014 (December) there have been 676 confirmed human cases of avian influenza and 398 deaths, according to the WHO. In early 2013, a new subgroup of influenza virus (H7N9) emerged in China and from February to October 2014 there have been 453 confirmed cases of human infection and 175 deaths. Several countries have also reported cases of avian influenza in birds. In 2013, in Mexico, the H7N3 virus has caused serious damage to the local poultry industry. From January 2013 to May 2014, the World Organization for Animal Health (“OIE”) reported 64 outbreaks, with 695.6 thousand cases of bird infections and 550.3 thousand deaths in the country. Most recently, during 2014, Germany, Netherlands, Italy and the UK, as well as other countries like Russia, China, Japan and the USA, have reported cases of the H5N8 virus. In early 2015, new cases of H5N1 and H5N2 were reported in the United States. Avian influenza has not been detected in Brazil. Should this occur, global demand for poultry products would likely decline for a period whose length cannot be predicted.

With regards to technical/religious barriers, while the Middle East is an active region for Brazilian poultry exporters, it generally does not import pork meat and products because of a Muslim prohibition of its consumption. Since 2012, Argentina has also imposed several types of technical/customs procedures which limit our ability to export to them.

In addition to trade barriers, the economic conditions of a particular market (national or international) may interfere in the demand for all kinds of poultry, swine and bovine meat, as well as for further processed products.

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 53.2%  of our net sales in 2014 and 56.2% in 2013. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 46.8% and 48.1% of our net sales in 2014 and 2013, respectively.  None of our customers (or groups of affiliated customers) accounted for more than 5%  of our total net sales in 2014.

The table below sets forth the breakdown of our net sales for the periods indicated:

	2014(2)	2013	2012
Domestic Market
Poultry	7.1%	5.4%	5.2%
Pork/Beef	3.6%	3.8%	4.0%
Processed food products	39.3%	34.7%	36.6%
Dairy	0%	9.2%	9.5%
Other(1)	3.2%	3.1%	3.1%
Total domestic market	53.2%	56.2%	58.4%
Export Markets
Poultry	29.5%	27.8%	27.3%
Pork/Beef	6.4%	6.2%	6.5%
Processed food products	10.8%	9.6%	7.7%
Other	0.2%	0.2%	0.1%
Total export markets	46.8%	48.1%	41.6%
Total	100.0%	100.0%	100.0%

(1)   Includes sales of feed that were sold to BRF’s plant in Ana Rech until the transfer of Ana Rech to JBS.

(2)   Excluding net sales of discontinued operations (dairy segment).

Seasonality

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2014 and 2013

Domestic Market (Brazil)

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to supermarkets, wholesalers, retail stores, and food services and other institutional buyers. The table below sets forth our brazilian net sales to supermarkets, retail stores, wholesalers and food services buyers as a percentage of total domestic net sales for the periods indicated.

*BRF has adopted a new sales structure since January 2014 in order to make this classification fit more adequately into the Company’s current situation. All clients were reclassified under this new structure, in line with their profiles, creating new groups with a different composition and size from those existing in 2013. This reorganization mainly affected the Supermarkets and Retail channels. As a result, 2014 is not comparable to prior years.

Our domestic distribution network uses 27 distribution centers in several Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 50 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 14 of our distribution centers and lease the remaining 13 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

Foreign (International) Markets

We export our products to Middle East, Asia, Europe, Eurasia, Africa, Americas other countries. The graphs below set forth a breakdown of our export net sales by region.

Competition

Domestic Market (Brazil)

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

The graph below shows the approximate percentage of our market share for 2014 and 2013 in the main categories in which we compete, based on data received from A.C. Nielsen.  The percentages are based on revenue data for twelve-month periods that vary according to the category but include most of 2013 in each case.

Source: A.C. Nielsen

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

In 2013, the processed meat segment was consolidated. Seara, an important brand in the market of processed meat products, formerly owned by Marfrig was sold to JBS in June, turning JBS into our main competitor in the domestic market. In addition, on December 23, 2013, JBS acquired Massa Leve, a brand of pasta, sandwiches and ready-to-eat meals. In the specialty meat market, we compete against Aurora and JBS, while the remainder of the market is represented by several small players.  In the frozen product market (which includes hamburgers, steaks, breaded meat kibes, meatballs and pasta), we are the leader in terms of market share, followed by JBS, Aurora and Pif Paf Alimentos S.A. (“Pif Paf”) and other smaller players. In the frozen pizza market, we are also the leader of the market, followed by JBS, Dr. Oetker Brasil Ltda. and Pif Paf.  In the margarine market, we also maintained the majority of the market share, followed by Bunge Alimentos, Unilever, JBS (under the brand Doriana) and Vigor Alimentos S.A., an affiliate of JBS S.A. In the dairy processed product market (including yogurts, desserts, probiotic milk), we compete against Danone, Nestlé and Vigor (which acquired Itambe Alimentos S.A.), along with other smaller players.

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

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. The market for processed food products is still growing in Brazil and we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years. Simultaneously, BRF is focusing on initiatives aimed at innovation, such as launching new products with a focus on healthiness, a rationalization of our processed meat portfolio in the Domestic Market and an improvement in the positioning of the brands in our portfolio.

Foreign (International) Markets

We face significant competition in our international markets, both from Brazilian producers and from producers in other countries. An increasingly relevant example is cooperatives, which have tax advantages and certain mobility to reassign their production to foreign markets at times when exports become more attractive than the domestic market. Another example is JBS, one of our direct competitors in the international market that has many of the same competitive advantages that we have over producers in other countries, including natural resources and competitive inputs costs.

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

Furthermore, our chicken and pork cuts, in particular, are highly competitive in price and sensitive to substitution by other products. Customers sometimes seek to diversify their sources of supply in different countries, even though we have the lowest cost of production.

Protectionist measures among Brazil's trading partners are also an important competitive factor. Brazilian exports of poultry and swine are increasingly affected by actions taken by other countries to protect local producers.

Our net sales in the international market reached R$13.6 billion in 2014, an increase of 1.7% over 2013 and kept us in the fifth position in the largest Brazilian exporters ranking, according to the Secretary of Foreign Commerce (Secretaria de Comércio Exterior, or “SECEX”). We believe we export significantly more than our main Brazilian competitors.

In our international markets, our competition is based on quality, cost, sale prices and service to our customers.

Distribution of Products

Domestic Market (Brazil)

As of December 31, 2014, we operated 42 distribution centers, 27 of which are in Brazil and 15 in the international markets. During 2014, the Company focused on its logistical operations, seeking to improve efficiency and customer service and reduce distribution costs. Over the year, the OTIF  index showed significant improvements.

Foreign (International) Markets

We export our products mainly through the ports of Itajaí, Navegantes and Itapoá in the state of Santa Catarina. We also export our products through Rio Grande in the state Rio Grande do Sul, Paranaguá in the state of Paraná, and Santos in the state of São Paulo. We store our products in refrigerated storages that are owned and operated mainly by third parties and are located at the ports. We previously owned two refrigerated storages in Paranaguá but we stopped their operations in 2014. In 2014, we packed more than 60% of our containers at the plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

All the ports that we use to load our cargo are private terminals from third parties. In the past, we have occasionally experienced disruptions at the ports concerning logistics challenges, including flooding, strong currents, small drafts, strong winds/waves and winter fog.

Our sales and distribution efforts abroad are coordinated through sales offices in England, the Netherlands, Italy, Hungary, France, Germany, Spain, Russia, Argentina, Chile, Uruguay, South Africa, China, Japan, Singapore, Korea, Saudi Arabia and the United Arab Emirates; and through administrative offices in Austria, Portugal and the Cayman Islands. We coordinate our marketing efforts and provide sales support to customers in our main international markets through these offices. Our distribution arrangements in our international markets vary according to the market.

Europe. In Europe, we have revamped our sales and distribution network by selecting and tightening partnerships with food processors, food service operators and local distributors. We are distributing our products in practically all EU markets, including Switzerland, improving our delivery time within approximately two days of receiving an order. Our operations are geographically divided into three major markets. We are also expanding our B2C presence in a few focused markets. After the acquisition and now full integration of Plusfood in 2008, retail, food services and a few processing clients are buying goods mainly produced in our two European processing units, which allows us to offer items closer to local preferences developed in the most efficient and rapid form.

Asia. In Japan and Korea, two of our most relevant international markets, our main clients are food processors, distributors and trading companies. We primarily supply special cuts of chicken, including boneless legs, produced specifically for those markets, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the market. We also supply a significant amount and diversity of products in China, Hong Kong and Singapore, as well as to other countries in the South Pacific. In March, 2014, we announced the discontinuation of our joint venture with DCH in China. DCH was responsible for the distribution of Sadia products in the Chinese market, but we continue with a healthy commercial partnership with this important player in Hong Kong and Macau in the retail and food services.

Eurasia. In Russia and other regions of Eurasia, we sell primarily to selected distributors, which place our products to processors, food service operators and some retailers. In view of our strong brand awareness under the Sadia Brand and the potential offered by the sizeable and demanding local retail market, we worked intensively in 2014 to prepare our re-entry in this channel, with the Sadia brand developing a tailor-made innovative portfolio. Unfortunately, political developments have precluded almost all of our sales in Ukraine, historically the second most important market for our pork exports. On the other hand, we have refurbished our sales to other markets in Central Asia and reentered in the three markets in the Caucasus region.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We primarily sell frozen whole and chicken cuts in these markets. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, Sadia is recognized as a Top of Mind brand in the region, according to Ipsos Research, a third-party consulting firm that prepared a study for us. In 2012, we took an important step in increasing our presence in the region:  We acquired 49% of the capital stock of Federal Foods, a leading food company in the United Arab Emirates that caters to a full spectrum of retail, food service and wholesale clients and is responsible for the distribution of Sadia products in the region. This operation was concluded in the beginning of 2013. Then, in 2014, we acquired the remaining economic rights owned by this company.  During the year of 2014 we also announced two other strategic acquisitions of distributors following our strategy to advance in the value chain in this region: (1) we acquired 40% of the capital stock of AKF a company leader in the distribution of frozen food in Oman, covering a broad sector of retail, food service and wholesale clients and (2) we acquired 75% of the of the retail frozen foods distribution business of Alyasra Food Company, a leader in food distribution in Kuwait.  We finished the construction of our processed food plant in Abu Dhabi as well, which started operation in November of this same year. All these transactions are in line with BRF’s strategic plan for internationalizing the Company by accessing local markets, strengthening BRF’s brands and distribution channels and expanding its product portfolio in the Middle East.

Africa. 2014 was a year where a great deal of energy was placed on the repositioning of strategy and focus, with all efforts towards setting the stage for success in the short and long term. A successful year of results culminated in double digit earnings before interest, taxes, depreciation, and amortization (“EBITDA”). A focal point for the region was unlocking a number of in-market opportunities that fell under the attractive and affordable processed category, mostly driven by Food Processed Products (“FPP”) segments such as franks, bologna and margarine. The current trading model of BRF in Africa remains with direct sales to distributors with the widest possible distribution, all supported by a well-developed relationship. Underpinning this model are Sadia and Perdix, which continue to be the focus brands for the region. Going forward, careful consideration in identifying key selected future growth markets has been a point of focus, with the next phase of developments emphasizing more control of the interaction between the brand and the consumer. We intend to strengthen this control by uncovering consumer insights to strengthen its value proposition and possible distribution opportunities.

Americas and Other Countries. We sell our products to several countries in Latin America, including Paraguay, Uruguay and Chile, where we sell it primarily to trading companies that resell the products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. In Argentina, where we have local production, we distribute the products directly to the big retailers and supermarkets and through other distributors to the small retailers.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy,” “Hot Pocket”,” “Perdigão”, “Nuggets” and “Chester” brands in the brazilian market and mainly under the “Perdix,” “Perdigão”, “Sadia”, “Confidence”, “Fazenda,” “Paty”, “Qualy”, “Borella,” “Sahtein,” “Hilal,” “Deline,” “Corcovado” and other brands in our international markets, as described below under “—Marketing.”

We also own several brands for specific products or product lines. In the brazilian market, these brands include, but are not limited to, “Chester®,” “Toque de Sabor” (for lasagnas), “Claybom,” “Pense Light,” “Bio Fibras,” “Naturis,” “Perdigão Ouro,” and “Nabrasa”. Among our trademarks are: “Halal” (in the Middle East, aside from Saudi Arabia), “Unef” (in Saudi Arabia), “Sulina” (in Eurasia) and “Alnoor” (in several Middle Eastern countries). In addition, we entered into a strategic agreement with Unilever for the management of the margarine brands “Becel” and “Becel ProActiv” in Brazil.

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

On December 5, 2014, BRF executed with Lactalis a sale agreement of its dairy division. Due to the execution of this sale agreement, all the trademarks/brands related to dairy products business shall be transferred to Lactalis during the year of 2015, among others, the trademarks “Elegê”, “Batavo”, “Naturis”, “Bio Fibras” and “Pense Light”.

Under our agreement with CADE in connection with the approval of our business combination with Sadia S.A. in 2011, we agreed to suspend the use of the trademarks “Perdigão” and “Batavo” with respect to several product lines in the Brazilian market for periods ranging from three to five years. See “Item 4. Information on the Company-  A History and Development of the Company - Business Combination with Sadia.”

BRF maintains an active marketing program using both electronic and print media. In addition, we have patents registered in Brazil and more than 20 other countries. BRF has applied to have the Sadia, Chester, Perdigão and Qualy trademarks recognized as “well known trademarks” by the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial – INPI), which already granted us that recognition for Sadia in June 2011. BRF has also applied for its new corporate trademark “BRF” (and accompanying design) to be registered in over 120 countries in North and South America, Europe, Asia, Africa and the Middle East.

Lastly, we own several internet domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “perdix-international.com.br” “claybom.com.br,” “sadia.com.br,” “missdaisy.com.br,” “hotpocket.com.br,” “clubequaly.com.br,” “sadiafoodservices.com.br,” “brasilfoods.com”, “brf-br.com”,” brf-foodservices.com.br” and “brf-global.com”.

Marketing

Our marketing efforts are based on (1) adding value to existing categories and diversifying our product lines; (2) repositioning our in natura products; (3) ensuring that our brands are recognized and associated with high quality products; and (4) strengthening our reputation for quality by emphasizing high quality service to our customers. Furthermore, we intend to consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy brands. Apart from these major brands, we also sell our products under Sadia  master brands: Deline, Hot Pocket, Soltíssimo, Prezato, Sadilar, Miss Daisy and  under  Perdigão master brands: Chester, Ouro, Na Brasa, Meu Menu, Sanduba, Mini Chicken and  Cotochés.

Chester® is a well-known brand for festive products and one of the most popular brands for premium poultry products in Brazil. In 2007, we acquired from Unilever a margarine brand called Claybom, along with other brands, and entered into a joint venture with Unilever to use the margarine brand Becel. We also have an ongoing joint venture with Mondelez with respect to the Philadelphia brand.

In our international markets, our main brands are Sadia and Perdix. We also operate under tactical brands as Borella, Hilal, Unef and Confidence. In Argentina, we sell our products primarily under Paty  and Danica  brands. The opening of Abu Dhabi plant in Middle East establish an important milestone in our globalization.

Regulation

The Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or MAPA) regulates our activities through the Department of Agriculture Defense (Secretaria de Defesa Agropecuária) and the Department of Inspection of Animal Products (Departamento de Inspeção de Produtos Animais), which is responsible for regulation and inspection activities related to health, technical (including labeling) and quality criteria related to the making of animal food products in all industrial units focused on national and international markets.

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

C.                  Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Entities	Country	Main activity	Interest in Equity as of December 31, 2014
BRF GmbH	Austria	Holding	100,00%
BRF Global GmbH	Austria	Holding and trading	100,00%
Al-Waft	Emirados Arabes Unidos	Industrialization and commercialization of products	49,00%
Quickfood S.A,	Argentina	Industrialization and commercialization of products	90,05%
Federal Foods Ltda	Emirados Arabes Unidos	Import and commercialization of products	49,00%
Sadia Alimentos S.A.	Argentina	Import and export of products	99,98%
Avex S.A.	Argentina	Industrialization and commercialization of products	99,46%

The chart below shows the simplified corporate structure of our company.

For a complete list of all of our direct and indirect wholly owned subsidiaries, see Note 1.1 to our consolidated financial statements.

D.                  Property, Plant and Equipment

Production

Our activities are organized into four segments: domestic market (Brazil), foreign (international) markets (that are divided into four regions: Middle East and Africa; Europe and Eurasia; Asia and the Americas), food services and the dairy segment (which we classified as a discontinued operation).

In Brazil, we operate 34 meat processing plants, 3 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have also 13 plants of the discontinued operation (dairy). We have an advanced logistic system in our domestic market, with 27 distribution centers 14 owned and  13 of third parties, which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international markets, we operate 7 meat processing plants, 1 margarine and oil processing plant, 1 sauce and mayonnaise processing plant, and 1 frozen vegetables processing plant. We have 15 distribution centers located overseas, as well as commercial offices in the United Kingdom, Italy, Austria, Hungary, Japan, the Netherlands, Russia, Singapore, Portugal, France, Germany, Turkey, the United Arab Emirates, the Cayman Islands, China, South Africa, Nigeria, Venezuela, Uruguay and Chile.

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Meat Products:
Bugio Agrop.*	Santa Catarina	Poultry slaughtering and pork, industrialized products

Production Plant	State of Location	Activities
Campos Novos	Santa Catarina	Pork slaughtering
Capinzal	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí	Paraná	Poultry slaughtering
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Poultry slaughtering and porks, industrialized products processing, animal feed and hatcheries
Dois Vizinhos	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato G. Sul	Poultry slaughtering, animal feed and hatcheries
Francisco Beltrão	Paraná	Poultry (including Turkey) slaughtering
Garibaldi*	Rio Grande Sul	poultry slaughtering
Herval D'Oeste	Santa Catarina	pork slaughtering and industrialized products
Jataí	Goiás	poultry slaughtering
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lucas de Rio Verde	Mato Grosso	Poultry slaughtering and porks, industrialized products processing
Marau	Rio Grande Sul	Poultry slaughtering and pork, industrialized products, Animal feed and hatcheries
Mineiros	Goiás	Special poultry (turkey and Chester®) slaughtering and processing
Nova Marilândia*	Mato Grosso	poultry slaughtering
Nova Mutum	Mato Grosso	poultry slaughtering
Paranaguá	Paraná	industrialized products processing
Sagrinco *	Santa Catarina	Poultry slaughtering and pork
Serafina Corrêa	Rio Grande Sul	poultry slaughtering
Tatuí	São Paulo	industrialized products processing
Toledo	Paraná	Poultry slaughtering and porks, industrialized products processing
Uberlândia	Minas Gerais	Poultry (including turkey) and pork slaughtering, industrialized products processing and hatcheries
Várzea Grande	Mato Grosso	Poultry slaughtering and industrialized products processing
Videira	Santa Catarina	Poultry slaughtering, industrialized products
Vitória de Santo Antão	Pernambuco	industrialized products processing

Production Plant	State of Location	Activities
Dairy Products***:
Barra Mansa*	Rio de Janeiro	Dairy products
Bom Conselho	Pernambuco	Dairy products
Carambeí	Paraná	Dairy products
Concórdia	Santa Catarina	Dairy products
Condessa*	Minas Gerais	Dairy products
Ijuí	Rio Grande do Sul	Dairy products
Itumbiara	Goiás	Dairy products
Ravena	Minas Gerais	Dairy products
Santa Rosa	Rio Grande do Sul	Dairy products
Teutônia	Rio Grande do Sul	Dairy products
Terenos	Mato Grosso	Dairy products
Três de Maio**	Rio Grande do Sul	Dairy products

Soybean and Margarine Products:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitoria de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

*      Production facilities owned and operated by third-party producers who produce according to our specifications.

**    Facilities with two plants, one of cheese and other of powder milk.

***  These plants to be sold to Lactalis.

Part of our real estate assets are subject to liens incurred to ensure our obligations to financing agreements, payment of taxes and lawsuits, as described in Note 18 to our consolidated financial statements.

Distribution Centers

We operate  27  distribution centers throughout Brazil, as set forth in the table below.

Carambeí – PR	Owned
Videira – SC	Owned
Santa. Rosa – RS	Owned
Ijuí – RS	Owned
Marau – RS	Owned
Teutônia – RS	Owned

Exportação Ponta Grossa	Owned
São José dos Pinhais – PR	Leased
Itajaí – SC	Leased
Nova Santa Rita – RS	Leased
Uberlândia – MG	Owned
Ravena – MG	Owned
Rib. Das Neves – MG	Leased
Viana – ES	Leased
Pavuna – RJ	Leased
Duque Caxias – RJ	Leased
VISA - PE	Owned
Fortaleza - CE	Owned
Salvador - BA	Leased
Jundiaí - SP	Owned
Embu - SP	Owned
Embu - SP	Leased
Rio Verde - GO	Owned
Manaus - AM	Leased
Belém - PA	Leased
Ap. Goiânia - GO	Leased
Cuiabá - MT	Leased

We operate 50 transit points in Brazil, in the locations set forth in the table below.

Transit Points	Owned or Leased
Apucarana, Paraná	Leased
Aracajú, Sergipe	Leased
Araçatuba, São Paulo	Leased
Barueri, São Paulo	Leased
Bauru, São Paulo	Owned
Brasilia, Distrito Federal	Leased
Brasília, Tranzilog, Distrito Federal	Leased
Cambé, Paraná Campo Grande, Mato Grosso do Sul Campo Grande, Mato Grosso do Sul	Leased Owned Leased
Campo dos Goytacazes, Rio de Janeiro	Leased
Cascavel, Paraná	Leased
Caxias do Sul, Rio Grande do Sul	Leased
Chapecó, Santa Catarina Chapecó, Santa Catarina	Owned Leased
Feira de Santana, Bahia	Leased
Governador Valadares, Minas Gerais	Leased
Guarulhos, São Paulo	Owned
Içara (Criciuma), Santa Catarina	Leased
Itabuna, Bahia	Leased

Transit Points	Owned or Leased
Itaim Paulista (Zona Leste), São Paulo Juazeiro do Norte, Ceará Juiz de Fora, Minas Gerais	Leased Leased Leased
Limeira, São Paulo	Leased
Macapá, Amapá	Leased
Maceió, Alagoas.	Leased
Marabá, Pará Montes Claros, Minas Gerais	Leased Leased
Móoca, São Paulo	Leased
Natal, Rio Grande do Norte (2)	Leased
Niterói, Rio de Janeiro Nova Santa Rita, Rio Grande do Sul Palhoça, Santa Catarina	Leased Leased Leased
Paraiso do Tocantins, Tocantins	Leased
Pelotas, Rio Grande do Sul Ponta Grossa, Paraná	Leased Owned
Pouso Alegre, Minas Gerais	Leased
Recife, Pernambuco	Leased
Ribeirão Preto, São Paulo Rio Verde, Goiás	Leased Owned
Santa Maria, Rio Grande do Sul	Owned
Santos, São Paulo	Leased
São Bernardo do Campo, São Paulo	Leased
São José do Rio Preto, São Paulo	Leased
São José dos Campos, São Paulo	Owned
São José dos Pinhais, Paraná	Leased
São Luís, Maranhão	Leased
Seabra, Bahia	Leased
Sorocaba/ Campinas, São Paulo	Leased
Teresina, Piauí	Leased

Environment

Our activities are subject to strict environmental laws and regulations at municipal, state and federal levels, which regulate the aspects related to water, effluents, solid wastes, atmospheric emissions, noise and smells. Our operations are also subject to environmental licensing procedures at federal, state and/or municipal levels.

Failure to comply with the environmental laws and regulation can result in civil and criminal penalties against the offender, in addition to indemnification payments for environmental damages. Civil penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines and prison (for individual offenders) and liquidation (for legal entities). Fines for operating without a license vary from state to state in accordance with the environmental damages caused. Furthermore, under Brazil’s environmental legislation, the corporate entity of a company will be disregarded if necessary to guarantee the payment of costs related to environmental damages.

We hire professional technicians in the environmental area and provide them with regular training in the environmental aspects that are an integral part of our activity. All our plants are built in line with the applicable environmental legislation relating to effluents and wastes disposal.

We have an Environmental Policy that is based on the guidelines and principles established in the ISO14001 certification. The aim of this policy is to ensure that all our activities and growth are carried out in accordance with the environmental legislation. We have established a set of corporate norms to be used in the company’s environmental management. The monitoring of the implementation and compliance with these norms are undertaken through technical indicators, with targets that are established on an annual basis. Corrective actions are established to resolve any deviations that have been found. A critical assessment is carried out annually to ensure that the environmental management system is constantly enhanced.

We have nine plants which have received ISO 14001 certification, of which eight are located in Brazil, one in the Netherlands and one in Argentina. These plants were audited by regulatory bodies and undergo regular recertification.

We set up a Corporate Environmental Operational Committee, which is responsible for defining management models, developing strategic plans and supporting specific working groups. This Committee is part of the Health, Safety and Environment Program and is composed of members from different areas of the company.

Environmental management is part of our daily operations. Our internal controls give us the assurance that our production method is correct and pursues sustainability. We also take part in initiatives to preserve the environment and focus on developing alternative technologies for the generation and use of sustainable energy and have structured a program with our integrated producers to collect animal waste.

The partnerships we have with the integrated producers are one of the strategies we use to ensure that our activities and those of our suppliers are carried out in accordance with global environmental standards. We are responsible for the licensing projects of our integrated producers and for providing technical support and guidance to help them deal with environmental questions in the best possible way.

Despite our efforts to comply with the legislation and the environmental regulations, we have occasionally been required to sign environmental agreements with the Brazilian federal government related to the non-compliance with environmental licensing requirements. We are required, under these agreements, among other things, to repair any damages caused. If we do not comply with these obligations, we are subject to the payment of fines accrued on a daily basis.

On April 10, 2007, we executed a consent agreement (Termo de Ajustamento de Conduta, or “TAC”) with the Environmental Resource Center of the Bahia State, in order to recover degraded areas and enhance industrial water waste treatment, air emissions monitoring and waste management of the facility located in São Gonçalo.  The TAC is in progress.

On April 20, 2007, we executed a consent agreement with the Environment Secretary of State of Mato Grosso, aiming to end, adapt, restore, correct or minimize the effects of environmental degradation in the facility located in Cuiabá.  The TAC is in progress.

On December 14, 2007, we executed a consent agreement with the public prosecutors’ office of the State of Santa Catarina in order to promote recovery and compensation of the environmental damage caused by disposal of industrial waste without proper treatment in the Capinzal facility. The TAC is in progress.

On May 20, 2008, we executed a consent agreement with the State of Mato Grosso in order to settle environmental liabilities identified by the Environment Secretary of State aiming to make, adapt, correct, restore or minimize the effects of degradation in rural property of our facility located in Lucas do Rio Verde.  The TAC is in progress.

On June 4, 2008, we executed a consent agreement with the public prosecutors’ office of the State of Minas Gerais to regularize the death of fish and air pollution through the production and emission of gases coming from the company's activities causing smell in the facility located in Uberlândia. The TAC is in progress.

On October 16, 2008, we executed a consent agreement with the Environment Foundation (Fundação Ambiental) of the Santa Catarina State relating to a missing environmental license for fire prevention that affected our unit in Videira. Its object area of regularization of the industrial park, as well as permit the reconstruction of the stricken area and construction of extension work through the establishment of compensatory measures.  The TAC is in progress.

On April 6, 2010, Sadia signed a consent agreement with the Environment Secretary of the State of Mato Grosso to install, operate and monitor a system capable of monitoring the treatment of sewage in the industry located in the city of Várzea Grande, State of Mato Grosso. The TAC has been fully met and filed.

                On May 10, 2010, we executed a consent agreement with the Environment Secretary of State of Mato Grosso, in order to regularize the change of water abstraction of the facility located in Mirassol D' Oeste.  The TAC is in progress.

On May 30, 2011, we executed a consent agreement with the Regional Superintendent of Environmental Regulation (Superintendências Regionais de Regularização Ambiental, “SUPRAM”), Uberlândia, the State of Minas Gerais, for the settlement of legal reserves of rural properties.  The TAC is in progress.

On July 8, 2011, we executed a consent agreement with the public prosecutors’ office of the State of Santa Catarina aiming at the creation of more effective mechanisms to control the environmental impacts of the facility located in Concordia.  The TAC is in progress.

On July 22, 2011, we executed a consent agreement with the public prosecutors’ office of the Mato Grosso do Sul State as a result of certain facts related to water and solid waste discovered in a civil investigation and aiming to foster legal and environmental compliance activities for our facility in Dourados. The TAC is in progress.

On September 16, 2011, we executed a consent agreement with the Brazilian Institute for the Environment – IBAMA to plant in an area of 332.55 hectares and keep planted the equivalent to a volume of 79.813 meters, based on volumetric of Eucalyptus clonal forest with high-tech application in land good natural fertility, equivalent to the forest raw materials consumed by the company of our facility in Dourados. The TAC is in progress.

On December 7, 2011, we executed a consent agreement with the public prosecutors’ office of the Rio Grande do Sul State, whose objective is to fill the non-vegetated areas, providing adequate soil cover with native tree species and the consequent minimization of the effects of erosion on the slope protection and the banks of the stream in the facility located in Lajeado. The TAC is in progress.

On February 28, 2012, we signed a consent agreement with the Environmental Institute of Paraná (IAP), resulting from particulate emissions at the facility in Toledo in the State of  Paraná. We committed to implementing improvements in plant equipment and have invested R$2.5 million.  All obligations have been met and the TAC has been filed.

On April 27, 2012, we executed a consent agreement with the Department of Environment and Water Resources of the Mato Grosso do Sul State for the Lucas do Rio Verde facility. The procedure, which is being serviced, was executed because of swine operation without adequate environmental license.  The TAC is in progress.

On August 23, 2012, we executed a consent agreement with the Municipal Environment Agency of Itumbiara, in the state of Goiás, due to the need for pre-treatment of effluents directed tailing ponds of the facility located in Itumbiara.  The TAC is in progress.

On September 11, 2012, we executed a consent agreement with SUPRAM Triangulo Mineiro and Alto Parnaíba for the settlement of the legal reserve of the facility located in Uberlândia.  The TAC is in progress.

On October 9, 2012, we executed a consent agreement with the Municipal Department of Environment and Urban Control of Fortaleza, in the Ceará State, related to the expansion project of the distribution center located in that city. The TAC is in progress.

On January 24, 2013, we executed a consent agreement with SUPRAM with respect to the facility located in Uberlândia, which did not have proper licenses.  The unit's operating license was issued in January 2014. We are now just waiting for the approval of the conclusion of the TAC process.

On April 5, 2013, we executed a consent agreement with the civil prosecutors’ office of Rio Casca in the State of Minas Gerais for the inactivation of an old station of treatment of industrial effluents and for the restoration of the station area.  The TAC is in progress.

On June 13, 2013, we executed a consent agreement with the federal public prosecutors’ office, aiming at complying with applicable rules with respect to the production and marketing of cattle obey.  The TAC is in progress.

On April 24, 2014, we executed a consent agreement with the public prosecutors’ office of the State Goiás because of irregularities in the ground activity resulting from approximate 300 tons of solid material, which did not have proper treatment in the facility located in Rio Verde. The TAC is in progress.

All the new investments that involve an increase in production or alteration in the process include the verification of the capacity of the installed environmental control systems, based on the internal benchmark indicator. The aim of this is to meet the standards already attained and enhance the company’s performance indicators as a whole.

Insurance Coverage

We purchase insurance to cover the following risks: (1) fire, lightning, explosions and other risks to our property (buildings, equipment, machinery, furniture, inventories and goods), including business interruption insurance, with a combined maximum insured limit of R$600.0 million and assuming a total value at risk of our property and other insured assets of R$29.4 billion as of December 31, 2014 and R$25.0 billion as of December 31, 2013; (2) domestic and international cargo insurance for our goods, with maximum coverage per occurrence of U.S.$5.0 million for domestic cargo and U.S.$33 million for import and export shipping, limited to the cargo invoice amount and shipment terms; and (3) other coverage, including general liability and vehicle third-party liability.  In 2014, we did not register any significant claim in relation to our property.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over two thousand SKUs. We are the holder of brands such as Sadia, Perdigão, Qualy, Chester, Perdix and Paty.

BRF was created from the merger of Perdigão and Sadia, whose consolidation was announced in 2009 and completed in 2012, and operates in the frozen meat (poultry and pork), processed meat foods, margarine, pasta, pizza, frozen vegetable markets and dairy (reported as discontinued operations, since we signed an agreement in December 2014 to sell this operation to Lactalis). BRF is responsible for 14% of the world trade in poultry.

With 47 plants in all regions of Brazil (including 13 of the discontinued dairy operations), BRF has among its main assets a widespread distribution network that enables its products to reach Brazilian consumers through 680,000 monthly deliveries and 42 distribution centers, 27 of which are in the domestic market and 15 of which are in our export markets.

In Argentina, we are the leading producer, distributor and seller of margarines (with a market share of approximately 66.2% from January 2014 to November 2014), hamburgers (with a market share of approximately 43.8% from January 2014 to November 2014) and sauces (market share of approximately 18.7% from January 2014 to November 2014), according to Nielsen.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 19 sales offices outside of Brazil serving customers of more than 120 countries on five continents. We have seven industrial units in Argentina, two in Europe (England and Holland, through Plusfood) and one in Abu Dhabi, United Arab Emirates, that was inaugurated on November 26, 2014. Also, in March 2014, we announced the discontinuation of our joint venture with DCH in China, a partner that was responsible for the distribution of Sadia products in the Chinese market, but we continue to have a healthy commercial partnership with this important player in Hong Kong and Macau in the retail and food services.

We have also acquired three new distributors in the Middle East: Federal Foods (United Arab Emirates), of which we had acquired a 49% stake in 2013 and acquired the remaining shares in 2014; AKF, of which we acquired a 40% stake, in the Sultanate of Oman; and Alyasra (Kuwait), of which we acquired 75% of its frozen food retail distribution business in 2014.

BRF has been a public company since 1980. Our shares have been listed on the BM&FBovespa as BRFS3 since 2006, and is also traded on the New York Stock Exchange (NYSE - ADR level III). Since 2005, BRF has been part of BM&FBovespa’s Corporate Sustainability Index (ISE) portfolio in acknowledgement of its strong commitment to sustainable development. This commitment has been reinforced and internationally recognized since 2012, upon our entrance into the portfolio of Emerging Markets of Dow Jones Sustainability Index.

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

•         Processed food products, such as the following:

•         marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys

•         specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products

•         frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes  and meatballs

•         Other processed products:

•         frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods

•         margarine

•         mayonnaise, mustard and ketchup

•         Other:

•         soy meal and refined soy flour, as well as animal feed.

•         Dairy products (discontinued operation as announced in December 2014):

•         milk (UHT and pasteurized)

•         dairy products, such as cheeses, powdered milk and yogurts

In 2014, net sales totaled R$31.7 billion and consolidated net income was R$2.2 billion, both considering the consolidated results of the company, as well as the results from the dairy operations (discontinued operations). Net equity as of December 31, 2014 totaled R$ 15.7 billion.

In 2014, in our continued operations, we generated 35.1% of our net sales from in natura poultry, 9.2% from in natura pork and in natura beef, 46.4% from processed meat and other processed products, 6.0% from food service and 3.4% from other products. Our Brazil sales accounted for 48.0% of our total net sales in 2014, our international markets accounted for 46.0% and food services accounted for the remaining 6.0%.

We are able to reach substantially all of the Brazilian population through a nationwide network of 27 distribution centers.

In the Brazilian market, we operate 34 meat processing plants, 13 dairy products processing plants, which are now being sold to Lactalis, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 27 distribution centers, being 14 owned by BRF and 13 leased by third parties, all of which serve the domestic market and export markets.

In our foreign (international) markets, we operate seven meat processing plants, one margarine and oil processing plant, one sauce and mayonnaise processing plant and 1 frozen vegetables processing plant. We have 15 distribution centers located overseas, as well as commercial offices in the United Kingdom, France, Spain, Italy, Austria, Hungary,  Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, South Africa, Argentina, Uruguay and Chile.

On November 1, 2013 we entered into an agreement to allocate our cattle operations to Minerva in exchange for 29 million common shares, representing on the date of the conclusion of the transaction, a percentage equivalent to 16.8% of the total and voting capital stock of Minerva that will amount to approximately 15.2% when the entire conversion of mandatory convertible debentures issued by Minerva occurs in 2015. This transaction was concluded on October, 1, 2014.

In 2014, we entered into an agreement with Lactalis for the sale of the assets of our dairy segment, including plants and trademarks. As a result, this segment is reported as discontinued operations, which requires the presentation of prior periods of this segment as discontinued operations. Unless stated otherwise, the results and cash flows that we present in this annual report do not consider the results and cash flows from this discontinued operation (dairy segment).

Principal Factors Affecting Our Results of Operations

Our operating results, financial condition and liquidity have been and will continue to be influenced by a broad range of factors, including:

•         Economic conditions in Brazil and internationally;

•         The effect of trade barriers and other restrictions on imports;

•         Concern over bird flu and other illnesses of animal origin;

•         The effect of the demand on our export markets on the supply of the domestic market, including the impact of actions by our main Brazilian competitors and temporary increases in supply from producers in other countries;

•         Commodity prices;

•         Fluctuations in the exchange rate and inflation;

•         Interest rates;

•         Freight costs.

We present a more detailed description of these factors below.

Brazilian and Global Economic Conditions

After years of hyperinflation, annual interest rates fell sharply when the Real Plan (Plano Real) was introduced in 1994. Brazil is currently working with an annual inflation target system. The target for 2014 was established at 4.5% by the National Monetary Council (Conselho Monetário Nacional - "CMN") with a variation of two percentage points higher or lower. Brazil registered inflation of 5.84%, 5.9% and 6.41% in 2012, 2013, and 2014, respectively. The rise in prices usually reduces consumers´ purchasing power, particularly among the lower income class.

The Brazilian labor market registered an average unemployment rate of 4.8% in 2014, according to the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”) of the IBGE. This was a stable result although it showed a certain slowdown. Also in 2014, wages rose, due to the shortage of labor in recent years, thereby raising income levels and contributing to faster rates of consumption. While demand increased, worker productivity fell, as did levels of investment (to expand productive capacity). This imbalance, resulting from more people consuming and fewer products being available, was reflected in prices.  However, after several years of rising consumption, Brazilian consumer confidence in 2014 remained well below the average of the previous five years (115.4) and came to 96.2 points in December 2014, according to a Consumer Survey by the Fundação Getúlio Varges Business School. Furthermore, the Brazilian Central Bank´s monetary policy committee, the COPOM, raised the base interest rate, known as the Selic, at its latest meetings on December 3, 2014, taking the rate to 11.75%, thereby worsening consumer credit conditions.

An appreciation of the Real against the US dollar could lead to an easing in growth driven by exports. The financial revenues generated by exports decline when converted into Reais during periods when the Real appreciates in relation to the American dollar. Any appreciations could reduce the competitiveness of Brazilian exports. However, the depreciation of the Real against the US dollar can expand exports and increase revenues, as was the case in 2014. The Real lost 13.24% of its value in relation to the American dollar in 2014 despite government intervention in the form of traditional currency swap and dollar auctions following buyback agreements aimed at reducing the depreciation.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see "D. Trend Information".

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

•         In 2011, Mexico initiated a dumping investigation against the CLQ (Chicken Leg Quarter) originating in the U.S. and from January 2012 on, following a favorable decision to Mexico, the country imposed high tariffs on the imports of the product. In August 2012, the measure was suspended due to an avian flu outbreak that damaged the Mexican poultry industry.

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

•         In early 2015, additional new cases of H5N1 and H5N2 were reported in the United States, which have already resulted in restrictions on U.S. exports.

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

•         Russia utilizes quotas to control the imports of pork, beef and poultry. As part of the negotiations surrounding its accession to the WTO, Russia has made some changes to its quota criteria as of 2013. Regarding chicken imports, Russia defined a quota of 250,000 tons of bone-in products, with no geographical breakdown. The intra-quota tariff is 25% and the extra-quota is 80%. There is also a quota of 70,000 tons of boneless cuts, of which 56,000 tons are reserved for the EU. As for swine, it was defined at a 400,000 tons quota with zero tariff on intra-quota volumes and 65% for volumes imported outside the quota. For bovine imports, Russia has established a quota of 530,000 tons for all WTO members, of which 60,000 belong to the EU and 3,000 to Costa Rica.

•         Canada imposes import quotas for bovine and poultry meat. Its bovine quota is applied to all countries, except the U.S., Mexico, Chile and Peru. Its chicken meat quota is valid for all countries.

Sanitary barriers

•         In June 2011, Russia imposed restrictions on imports of Brazilian poultry, pork and beef from about 100 producing units due to alleged sanitary concerns, including a complete ban on imports from the states of Rio Grande do Sul, Santa Catarina and Mato Grosso. In August 2014, the banishment was lifted.

•         In early 2012, Albania suspended all pork imports from Brazil, but resumed such imports in early 2013.

•         Between late 2012 and early 2013, several countries (including Japan, South Africa, China, Saudi Arabia, Peru, Lebanon, and others) suspended Brazilian bovine imports after a possible case of BSE in the state of Paraná was reported. Until the end of 2014, some countries, like Japan, still held the suspension.

•         During the second quarter of 2013, Ukraine suspended Brazilian swine exports, claiming sanitary issues. Trade resumed in July 2013.

•         Several major markets (despite progress in trade negotiations) are not yet open to Brazilian meat products due to sanitary barriers. Some examples are South Africa, the EU and Korea for swine meat, and Malaysia, Taiwan and Indonesia for chicken meat.

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

Effect of Animal Diseases

Avian Influenza (H5N1)

Demand for our products can be significantly affected by outbreaks of animal diseases like avian influenza, or by the perception of a risk of such an outbreak.  For example, global demand for poultry products decreased in 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in our export markets in that period. Although net sales of poultry products in the domestic market increased in 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets.  In the second half of 2006 and in 2007 and 2008, poultry exports, demand, production and global inventories gradually improved.

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

Effect of Export Market Demand on the Domestic Market

Demand fluctuations for poultry, pork and beef products in our export markets often have an effect on the supply and selling prices of those products in the Brazilian market. This is a result of a demand decrease in key export markets caused by the imposition of trade barriers, global economic factors, and concerns about animal disease outbreaks, among others. Brazilian exporters generally redirect the products for that market to the domestic market, increasing the supply of those products internally and often negatively impacting the selling price. This consequently affects our net sales in the domestic market.

For example, in 2014 Russia, banned pork and poultry imports from the United States, Canada and Europe causing a lack of supply of products in the Russian market, which led Brazilian players to redirect their products to Russia, causing lower supply and higher prices in Brazil.

We monitor the actions of our domestic competitors since they are also impacted by external market changes and may also redirect their products to the domestic market. In addition, we pay close attention to fluctuations in supply generated by producers in the U.S., the EU and other regions since increases in production in those markets can lead to a greater supply in other countries.

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of soybean meal, soybeans (grain) and corn, which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal and soybeans represented approximately 27.2% of our cost of sales in 2014 and 24.6% in 2013. Although we produce most of the hogs we use for our pork products, in 2014 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2014, the average corn price in Brazil was 0.5% higher than the average corn price in 2013.  Besides that, corn prices in December 2014 were 12.7% higher than in December 2013.  In 2014, the average Soybean meal price in Brazil was 5.3% higher than the average price in 2013, and comparing December 2014 to December 2013, soybean meal prices in Brazil were down by 9.1%. The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

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

Wholesale Corn Prices at Ponta Grossa, State of Paraná (R$ per 60 Kg bag)

Current Brazilian government estimates of the Brazilian corn harvest in 2014-2015 forecast 79.1 million tons in total production, according to a survey undertaken in January 2015 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a 1.1% decrease from 79.9 million tons harvested in 2013-2014. Of these 79.1 million tons, 29.6 million tons are forecast for the summer crop and 49.4 million tons for the second crop (safrinha), to be harvested from July to September 2015.

The following graph illustrates the movements in the price of soybean meal in Ponta Grossa in the State of Paraná (a commonly used reference price for soybean meal in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean meal Prices at Ponta Grossa, State of Paraná (R$ per metric ton)

According to a survey released by CONAB in January 2014, current Brazilian government estimates of the Brazilian soybean harvest in 2014-2015 forecast 95.9 million tons. This estimate represents a 11.4% increase from the soybean harvest in 2013-2014.

The estimated total exports of soybeans in the 2014-2015 harvest is 49.6 million tons, which represents a 8.6% increase from the 2013-2014 harvest of 45.9 million tons.  Inventory volumes for the 2014-2015 harvest may be increased compared to 2013-2014.  CONAB estimates Brazilian inventories of 4.4 million tons, while in the last season stocks reached 2.0 million tons.

Average prices of soybeans in the domestic market kept relative stability in 2014 compared to 2013 (just 0.3% increase), primarily as a result of 9.1% the real  currency devaluation against the US dollar besides a 11.4% drop in international soybean prices (Chicago).

For further information about trends in commodity prices in 2014,  see “—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the National Index of Consumer Prices (Índice Nacional de Preços ao Consumidor, or “INPC”), IPCA and IGP-M.

	2014	2013	2012
Appreciation (depreciation) of the real against the U.S. dollar	(13.39%)	(14.64%)	(8.5%)
Period-end exchange rate (U.S.$1.00)	R$ 2.66	R$2.34	R$2.04
Average (daily) exchange rate (U.S.$1.00) (1)	R$ 2.35	R$2.16	R$1.95
Period-end Basic interest rate SELIC (2)	11.65%	10.00%	7.25%
Inflation (INPC) (3)	6.23%	5.56%	6.20%
Inflation (IPCA) (4)	6.41%	5.91%	5.84%
Inflation (IGP-M) (5)	3.69%	5.51%	7.82%

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

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports, and the opposite occurs when the real  depreciates against those currencies.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$6,108.7 million at December 31, 2014, representing approximately 60.0% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. At December 31, 2014, approximately 14.2% of our total liabilities with respect to indebtedness and derivative instruments of R$11,846.7 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six-month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2014	2013	2012
	(%)	(%)	(%)
TJLP	5.0	5.0	5.8
CDI	10.8	8.0	8.4
Six-month LIBOR	0.33	0.41	0.69

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil.  In 2014, freight costs represented approximately 5.5% of our net sales.  In 2013 and 2012, freight costs represented approximately 5.2% of our net sales for each year. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases or decreases in the price of oil tend to increase or decrease our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this form.

Limitation on Comparability of Our Financial Statements

We have engaged in numerous acquisitions in recent years.  For more information on our acquisitions, see “Item 4. Information on the Company—A. History and Development of the Company.” In addition, we disposed of significant assets to Marfrig in 2012, and that transaction is described in “Item 4. Information on the Company—A. History and Development of the Company—Agreement with Marfrig.”

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2014, 2013, and 2012.

	Year Ended December 31,
	2014	2013	2012
	%	%	%
Continued Operations
Net sales	100.0%	100.0%	100,.0%
Cost of sales	70.7%	75.1%	77.3%
Gross profit	29.3%	24.9%	22.7%
Operating expenses:
Selling	14.5%	14.9%	14.7%
General and administrative	1.4%	1.5%	1.4%
Other operating revenues (expenses)	1.5%	1.6%	1.5%
Income of associates and joint ventures	0.1%	0.0%	0.0%
Operating income	12.0%	6.8%	5.2%
Financial expenses	8.9%	5.6%	6.0%
Financial income	-5.4%	-2.9%	-3.8%
Income (loss) before taxes	8.6%	4.1%	3.0%

Income and social contribution taxes current	0.4%	0.0%	0.1%
Deferred income and social contribution tax expense	0.8%	0.4%	0.2%
Income From Continued Operations	7.4%	3.7%	3.1%
Discontinued Operations
Income (Loss) from Discontinued Operations	0.3%	0.2%	-0.1%
Net profit	7.7%	3.8%	3.0%
Attributable to BRF	7.7%	3.8%	3.0%
Attributable to non controlling interest	0.0%	0.0%	0.0%

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax levied on our gross sales in the domestic market at rates that vary by state and product. Our average ICMS tax rate in 2014 was approximately 11.0%.

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on gross sales in the domestic market and the rates are 1.65% for PIS and 7.60% for COFINS. However, there are some products with a zero tax rate (in natura meat of porks, poultry and beef cuts and some dairy products).

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

The table below sets forth our gross sales and deductions for the years ended December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(in millions of reais)
Gross sales
Domestic market (Brazil)	17,004.0	15,911.8	15,367.4
Foreign (international) market	13,925.9	13,860.3	11,977.6
Food services	2,016.7	1,856.1	1,775.9
	32,946.6	31,628.2	29,120.9
Sales deduction
Domestic market (Brazil)	(3,069.3)	(2,862.2)	(2,577.4)
Foreign (international) market	(601.1)	(728.7)	(351.6)
Food services	(269.4)	(249.9)	(217.5)
	(3,939.8)	(3,840.8)	(3,146.5)
Net sales
Domestic market (Brazil)	13,934.7	13,049.6	12,790.1
Foreign (international) market	13,324.8	13,131.6	11,626.0
Food services	1,747.3	1,606.3	1,558.4
	29,006.8	27,787.5	25,974.6

We report net sales by segment, because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets.  We report the following three segments: domestic market, international market and food services.  Within these segments, we report a breakdown of net sales by the following product issues: (i) poultry (whole poultry and in natura cuts), (ii) pork and beef cuts (in natura cuts); (iii) processed (processed foods, frozen and processed derivatives of poultry, pork and beef); (iv) other processed (processed foods like margarine and vegetable and soybean-based products); and (v) others (including animal feed, soy meal and refined soy flour).  See Note 5 to our consolidated financial statements for the year ended December 31, 2014 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

On December 5, 2014, we entered into an agreement with Lactalis for the sale of the assets of our dairy segment, including plants and trademarks. The closing of this transaction is subject to compliance with certain conditions as well as CADE approval. The company does not expect these to have a significant impact on the conclusion of the transaction, which is expected for the second quarter of 2015. See Note 13 to our consolidated financial statements for the year ended December 31, 2014 for further information. This segment is reported as discontinued operations, which requires the presentation of prior periods of this segment as discontinued operations. Unless stated otherwise, the results and cash flows that we present in this annual report do not consider the results and cash flows from this discontinued operation (dairy segment).

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The following provides a comparison of our results of our operations for the year ended December 31, 2014 against our results of operations for the year ended December 31, 2013, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB. Unless stated otherwise, the comparisons below do not consider the results of our discontinued operations (dairy segment).

Net Sales

Our net sales from continued operations increased R$1.2 billion, or 4.4%, to R$29.0 billion in 2014 from R$27.8 billion in 2013, primarily due to higher average selling prices of products in the period both in Brazil and internationally (4.8% and 15.7% higher, respectively, compared to 2013), and also due to the growth of volumes in our food services segment (9.7% higher compared to 2013).

Domestic Market (Brazil)

Our net sales for the Brazilian market increased R$0.9 billion, or 6.1%, to R$13.9 billion in 2014 from R$ 13.0 billion in 2013, primarily due to 4.8% higher average selling prices, as we managed to pass on increased costs to our products, particularly during the first two quarters of the year, and 1.9% higher volume.

In 2014, our renewal index was 1.2 percentage points higher than in 2013, totaling 123 product innovations in the Brazilian market.

2014 was an important year for the Company, particularly in terms of the implementation of its strategies for Brazil. In January, we began the new go-to-market (GTM) process in the state of Minas Gerais and, subsequently, introduced it to other states in the country with a view to increase penetration in the areas that the Company did not serve or did not serve directly, increasing the number of clients and the productivity per salesperson, along with cross selling among the brands. The GTM model has already shown positive results.

Aligned with this project, we also focused on enhancing our level of service through investments in systems, IT and staff training, allowing us to capture more sales and avoid losses, as well as to improve our clients’ views of the company. We also undertook a project to reduce the number of SKUs in Brazil by approximately 35.0%, aiming to simplify the processes, also aligned with the project to improve service levels.

These efforts reflected positively in our Brazilian sales in 2014, more specifically in the fourth quarter.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

	Volume			Net Sales
	2014	2013	% Change	2014	2013	% Change
	(in thousands of tons)			(in millions of reais)
In natura meat:
Poultry	339	275	23.2	1,826	1,492	22.3
Pork/beef	107	132	(18.8)	827	947	(12.6)
Total in natura meat	446	407	9.6	2,653	2,439	8.8
Processed foods	1,509	1,502	0.5	10,361	9,670	7.2
Other sales	320	324	(1.2)	921	941	(2.1)
Total	2,275	2,233	1.9	13,935	13,050	6.8

The following table sets forth our average selling prices in the domestic market.

	Average Selling Prices
	2014	2013	Change 2014-2013
	(in reais per kg)		(%)
Brazil	6.12	5.84	4.8

Foreign Market (International)

Our net international sales increased R$0.2 billion, or 1.5%, to R$13.3 billion in 2014 from R$13.1 billion in 2013, primarily due to a rise of 15.7% in the average price of our products, partially offset by a 12.3% decrease in volume, which reflected part of the company’s strategy to reduce volumes in international markets during the year. Our international operating margins increased 7.8 percentage points from 3.0% in 2013 to 10.8% in 2014.

The following table provides a breakdown of changes in net sales and volumes in our export markets.

	Volume			Net Sales
	2014	2013	% Change	2014	2013	% Change
	(in thousands of tons)			(in millions of reais)

In natura meat:
Poultry	1,579	1,750	(9.8)	8,339	8,262	0.9
Pork/beef	208	268	(22.3)	1,851	1,897	(2.4)
Total in natura meat	1,788	2,019	(11.4)	10,190	10,159	0.3
Processed foods	424	447	(5.2)	3,085	2,917	5.8
Other sales	—	55	—	51	56	(9.9)
Total	2,211	2,520	(12.3)	13,325	13,132	1.5

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	2014	2013	Change 2014 – 2013
	(in reais per kg)		(%)
Foreign (international) markets	6.03	5.21	15.7

Below we discuss our leading international regions.

Middle East. This region includes the most significant countries comprising the Middle East and Africa regions, the most strategically important region for our process of internationalization. A leader in the region with premium brands and an increasingly consolidated distribution model, in 2012, we began the building of a processed foods plant in Abu Dhabi in the United Arab Emirates which was inaugurated on November, 26, 2014. The total investment in the new unit was approximately US$155 million with an annual production capacity of about 70 thousand tons/year in breaded products, hamburgers, pizzas, and industrialized and marinated products. Local production of processed items allows us to adapt the products in line with regional demands and to expand the portfolio in the Food Services channels. Sales volume for the year reached 909 thousand tons, a growth of 4.5% compared to 2013. Net sales for the year was R$4.8 billion, an increase of 11.6% compared to 2013.

Asia. The Japanese market suffered from high inventories carried over in 2012 and 2013, pressuring prices and margins, although the inventory levels normalized during 2014. The Japanese market played an important role in the company’s structural changes in 2014. During the year we consolidated our presence in Japan and our relationship with our main clients there. Net sales in Asia for the year were R$3.0 billion, an increase of 12.8% compared to 2013, with a volume of 506 thousand tons, a decrease of 3.2% compared to 2013.

Europe. In line with our strategy to improve profitability, in 2014 we focused on the improvement of our mix of products in Europe, and stopped selling products in excess of our quota. The volumes sold in Europe equaled 263 thousand tons in 2014, a decrease of 13.3% compared to 2013, with net sales of R$2.3 billion, an increase of 9.0% compared to 2013.

Eurasia. Russian sanctions against poultry and pork imposed on the United States, the European Union, Canada, Australia and Norway had a direct impact on the trade flow and price of protein in our international markets during the second half of 2014. Nevertheless, volumes for Eurasia totaled 85 thousand tons, a decrease of 41.0% compared to 2013, which was in line with our strategy to reduce our exposure to this market. Net sales for 2014 were R$812.4 million, a decrease of 11.6% compared to 2013.

Africa. In light of growing consumption of animal protein, Africa has become one of BRF’s principal potential markets. In accumulated terms for the year, net sales from African operations were R$923 million, an increase of 7.2% compared to 2013, with volumes of 221 thousand tons, a decrease of 14.0% compared to 2013.

Americas. After assuming control of Quickfood in Argentina, whose main brand is Paty (a leader in the hamburger market), Avex and Dánica, we concentrated our efforts in 2013 on the integration of these companies and streamlining processes, using the distribution chains to expand the Paty and Sadia brands in Argentina, Uruguay, Paraguay and Chile. In 2014, we did a full turn around in these companies, which has already shown positive results despite adverse economic conditions and an increasingly complex outlook for business in Argentina. Argentina is our principal market in the Americas, a region where we possess a solid portfolio of brands, distribution capabilities and local production capacity. The total volume sold for the year reached 266 thousand tons, a decrease of 34.3% compared to 2013. This reduction was partly explained by the decision to reduce shipments to Venezuela. Net sales were R$1.7 billion, a decrease of 26.2% compared to 2013 due mainly to lower volumes in this region.

In 2014, we recorded the following revenues and volumes in our primary markets.

Primary Markets	Revenues	Volume
	(in thousands R$)	(in thousands of tons)
Middle East	4,786,727	909,391
Asia	3,072,944	505,631
Europe	2,280,219	263,150
Eurasia	812,417	85,453
Africa	923,093	221,287
Americas	1,707,670	265,879

Food Services

Net sales from food services grew by 8.8% in 2014, from R$1.6 billion in 2013 to R$1.7 billion in 2014, despite the challenging backdrop of decreased food consumption outside of the home as a result of a deceleration in economic growth and corresponding changes in consumer habits. Volumes rose by 9.7%, in the same period, while average prices remained practically unchanged. During 2014, BRF’s food services business focused on the optimization of operations. The discipline in execution of our sales strategy, especially in the last quarter, shown by all the teams, ensured an increase in sales to fast-food chains, industrial kitchens and small businesses throughout the country.

The following table provides a breakdown of changes in net sales and volumes in our export markets.

	Volume			Net Sales
	2014	2013	% Change	2014	2013	% Change
	(in thousands of tons)			(in millions of reais)

Food Services	238	217	9.7	1,747	1,606	8.8

	Average Selling Prices
	2014	2013	Change 2014-2013
	(in reais per kg)		(%)
Food Services	7.35	7.41	(0.8)

Cost of Sales

Cost of sales totaled R$20.5 billion in 2014, a decrease of 1.8% compared to 2013, primarily due to a fall in corn price during the period, which was partially offset by an increase in soybean meal prices, better slaughtering productivity and better food conversion of our animals (defined as the kilograms of feed needed per eventual kilogram of meat produced). In 2014, cost of sales represented 70.7% of net sales, compared to 75.1% in 2013.

Gross Profit

Our gross profit increased 23.1% in 2014 to R$8.5 billion, with a gross margin of 29.3% in 2014 compared to 24.9% in 2013, primarily due to an increase in the efficiency of our operations and execution of our business strategy of increasing profitability in Brazil and internationally, which translated into more robust earnings.

Operating Expenses

Our operating expenses remained relatively stable, increasing 0.6% in 2014 compared to 2013, primarily due to higher expenditures for marketing, in line with the company´s strategy of having a greater focus on the customer and strengthening our brands. Operating expenses were 17.4% of net sales in 2014, compared to 18.1% in 2013.

Selling Expenses

Our selling expenses increased 1.8% to R$4,216.5 million in 2014 from R$4,141.0 million in 2013, primarily due to higher expenditures for marketing and promotional materials and efforts at the point of sale of our goods.

General and Administrative Expenses

Our general and administrative expenses decreased 5.9% to R$402.1 million in 2014 from R$427.3 million in 2013, primarily as a result of better cost controls that resulted from a company-wide budget review that prioritized essential expenditures and cut various administrative costs.

Other Operating Expenses, Net

Other operating expenses, net, totaled R$438.1 million, a decrease of 4.4% compared to 2013. We had other operating revenues of R$482.4 million in 2014, primarily due to non-recurring gains from a share swap transaction with Minerva, along with net gains from the related one-time disposal of property, plants and equipment that totaled R$111.4 million in 2014. These other operating revenues partially offset other operating expenses of R$920.5 million for 2014, which included our employee profit-sharing plan (R$356.5 million), restructuring expenses (R$214.7 million) and higher provisions for tax and civil/labor risks (R$91.2 million and R$72.4 million, respectively).

Operating Income

As a result of the foregoing, our operating income before financial expenses increased 83.4% to R$3,5 billion in 2014 from R$1,9 billion in 2013.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2014	2013	Change 2014-2013
	(in millions of reais)		(%)

Brazil	1,842	1,320	39.5
International markets	1,433	399	259.3
Food Services	203	177	14.7
Total	3,478	1,896	83.4

Financial Income (Expenses), net

Net financial expenses totaled R$990.7 million, an increase of 32.5% compared to 2013, primarily due to the premium paid in carrying out the buyback of bonds of R$198.5 million in the second quarter of the year.

Income Before Taxes

As a result of the foregoing, our income before taxes amounted to R$2,487.6 million in 2014 from R$1,148.8 million in 2013, a 116.5% increase for the year.

Income Tax and Social Contribution

Income tax and social contribution expense in 2014 was R$352.6 million compared with R$129.1 million in 2013, an increase of 173.1%, with an effective rate of 14.2% compared to 11.2% in 2013. This increase was primarily due to improvements in the company´s results during the year, both in Brazil and internationally.

Net Profit

Net profit from our continued operations increased 109.4% in 2014 compared to 2013, to R$2.1 billion, with net margin increasing from 3.7% in 2013 to 7.4% in 2014.

Net profit from our discontinued operations (dairy segment) was R$89.8 million, 90.4% higher than in 2013, when we had a net profit of R$47.2 million, mainly due to higher average prices of our goods as compared to 2013.

As a result of the foregoing, net profit in 2014 was R$2.2 billion, an increase of 108.5% compared to 2013, resulting in a gain of 3.5 percentage points in net margin.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following provides a comparison of our results of operations for the year ended December 31, 2013 against our results of operations for the year ended December 31, 2012, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB. Unless stated otherwise, the comparisons below do not consider the results of our discontinued operations (dairy segment).

Net Sales

Our net sales increased R$1.8 billion, or 7.0%, to R$27.8 billion in 2013 from R$26.0 billion in 2012, primarily due to a strong sales performance in the first half of the year in the Brazilian market and the recovery in international revenue, as well as a further devaluation of the real against the U.S. dollar.

Domestic Market (Brazil)

Our Brazilian net sales increased 2.0%, or R$4.3 billion, reaching R$13.0 billion  in 2013 from R$12.8 billion  in 2012. In 2013, we launched 99 new products in the Brazilian market, including (1) Hot Dog Perdigão, (2) Assa Fácil Line, (3) Isca de Frango Sadia, (4) Hidra- union of fruit flavor to whey and their nutritional attributes as vitamin C, selenium, magnesium, potassium, phosphorus and calcium, (4) Commemorative line – inclusion of fish option, (5) Rice and more- ready meals, with more complete nutritional functions, (6)  Nuggets with reduction of 55% of total fat and 52% of sodium, (7) Plataforma Na Brasa of Perdigão, and  (8) Turkey breast – 100% intact. Besides the increase in revenues, volumes decreased 13.1% and average prices were 17.3% higher than in 2012.

Three strategic initiatives have been established for our domestic market business in 2014, the first full year as a completely unified operation: identify the role and positioning of each category in the market; establish strategies for each brand; and effectively capture synergies through the increase in productivity and efficiency at low cost. We believe will be possible thanks to the seamless operation of a single company using distribution centers operating all the brands and deliveries being realized in a single vehicle.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

	2013	2012	% Change	2013	2012	% Change
	(in thousands of tons)			(in millions of reais)
In natura meat:
Poultry	275	329	(16)	1,492	1,351	10
Pork/beef	132	134	(1)	947	911	4
Total in natura meat	407	463	(12)	2,439	2,263	8
Processed foods	1,502	1,651	(9)	9,670	9,633	0
Other sales	324	456	(29)	941	894	5
Total	2,233	2,570	(13)	13,050	12,790	2

The following table sets forth our average selling prices in the domestic market.

	Average Selling Prices
	2013	2012	Change 2013-2012
	(in reais per kg)		(%)
Brazil	5.84	4.98	17.3

Foreign Market (International)

Our net international sales increased R$1.6 billion, or 13.0%, to R$13.1 billion  in 2013 from R$11.6 billion  in 2012, primarily due to 1.5% higher volume, totaling 2.5 million tons. Average prices showed a gradual recovery as supply adjusted to demand in the leading markets, rising by 11.3% in local currency terms.

The following table provides a breakdown of changes in net sales and volumes in our export markets.

	2013	2012	% Change	2013	2012	% Change
	(in thousands of tons)			(in millions of reais)

In natura meat:
Poultry	1,750	1,795	(2)	8,262	7,569	9
Pork/beef	268	307	(13)	1,897	1,867	2
Total in natura meat	2,019	2,101	(4)	10,159	9,436	8
Processed foods	447	372	20	2,917	2,182	34
Other sales	55	9	511	56	8	627
Total	2,520	2,482	2	13,132	11,626	13

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	2013	2012	Change 2013 – 2012
	(in reais per kg)		(%)
International markets	5.21	4.68	11.3

Below we discuss our leading markets.

Middle East. A leader in the region with premium brands and an increasingly consolidated distribution model, in 2012, we began the building of a processed foods plant in Abu Dhabi in the United Arab Emirates with rollout scheduled for the middle of 2014. We estimate that investment in the new unit will be approximately US$160 million with an annual production capacity of about 80 thousand tons/year in breaded products, hamburgers, pizzas, and industrialized and marinated products. Local production of processed items allows us to adapt the products in line with regional demands and to expand the portfolio in the Food Services channels.

In 2013, our net sales in the Middle East increased 7.9% and our volume decreased 2.3%.

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

Comparing the fourth and third quarters of 2013, the Asian market posted an increase of 10.3% in volume and 15.6% in net sales. The full fiscal year also reported a slight improvement of 2.2% growth, with net foreign sales increasing by 13.4%.

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

Our business in the Americas increased by 8.2% in net sales in the fourth quarter of 2013 compared to the same period in 2012, with a decrease in volume of 2.7%. In 2013, net sales in the region increased by 50.4% and our volume increased 27.4%, due to the consolidation of contribution of Quickfood to our results of operations in 2013.

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

Parallel to volumes, average prices were also 9.5% higher, resulting in an increase in net export sales of 21.1% compared to the third quarter of 2013. However, the full year showed a decrease of 3.6% in volume but an increase of 8.9% in net sales, reflecting higher average prices. Germany, the United Kingdom and the Netherlands remained the principal importers of BRF’s products, together accounting for more than 60.9% of BRF’s exports to Europe.

In the fourth quarter of 2013, the Eurasian market experienced a weaker performance relative to the preceding period, with a 16.9% decrease in our shipments by volume and a 12.0% decrease in net foreign sales. The main factor contributing to this result was the Ukrainian trade ban on Brazilian exports, which began in the middle of November and had not been resolved by the year-end. This was the second time the Ukrainian authorities imposed restrictions on Brazilian imports during the year, the first being during the second quarter for sanitary reasons. In 2013, we reported a 26.8% decrease in volume and 13.1% decrease in net sales in the region.

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

We launched 96 products in the international market during the year. In 2013, we recorded the following revenues and volumes in our primary markets.

Primary Markets	Revenues	Volume
	(in thousands R$)	(in thousands of tons)
Middle East	4,291,080	869,966
Far East	2,723,911	522,411
Europe	2,090,992	303,463
Eurasia	919,291	144,916
Americas	2,313,005	404,957
Africa/Other	1,024,272	312,274

Food Services

The food services segment faced a number of challenges in 2013. Macroeconomic factors, such as services inflation, cost of commercial space and labor overheads and reduced disposable incomes, have all negatively impacted consumption of the new middle classes. However, two factors provide potential growth in increasing eating habits outside of the home. First, there has been a growth in structured restaurant networks, all increasingly professionalized on the basis of franchise agreements that allow for maturation over the medium term. Secondly, the evolution of shopping malls has seen major expansion, principally in the interior of the country and consequently acting as a catalyst for expanding food services transactions outside of the main areas of Rio de Janeiro and São Paulo.

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

Our net sales in the food services segment increased 3.1%, to R$1.6 billion  in 2013 from R$1.6 billion  in 2012, with volumes 5.7% lower due to economic conditions.

	2013	2012	% Change	2013	2012	% Change
	(in thousands of tons)			(in millions of reais)

Total	217	230	(6)	1,606	1,558	3

	Average Selling Prices
	2013	2012	Change 2012-2011
	(in reais per kg)		(%)
Food services	7.41	6.78	9

Cost of Sales

Cost of sales increased 4.0% compared to 2012 to R$20.9 billion from R$20.0 billion, primarily due to: (1) labor costs; (2) soybean meal costs; (3) increases in dollar-indexed items such as packaging and vitamins; and (4) freight charges.

Gross Profit

As a result of the foregoing, our gross profit amounted to R$6.9 billion from R$5.9 billion, a 17.1% increase for the year, with a gross margin higher than 2012, increasing from 22.7% to 26.4% due to pass-through costs to prices and an improved Brazilian market product mix, as well as improvements to feed conversion rates and slaughtering productivity.

Operating Expenses

Our operating expenses increased 10.1% reaching R$5.0 billion  in 2013 from R$4.6 billion  in 2012, due to a significant rise in administrative expenses from the hiring of outside consultancies in support of BRF’s Acceleration and Strategic Plan projects, as well as increases in IT expenditure mentioned above.

Selling Expenses

Our selling expenses increased 8.7% to R$4.1 billion in 2013 from R$3.8 billion in 2012, primarily due to higher labor costs.

General and Administrative Expenses

Our general and administrative expenses increased 17.2% to R$427.3 million in 2013 from R$364.7 million in 2012, primarily due to a significant increase in administrative expenses related to the hiring of outside consultancies to support our acceleration and strategic plan projects, as well as an increase in our IT costs.

Other Operating Expenses

In light of IAS 19, which retroactively amended the accounting policies previously adopted for measuring and disclosing employee benefit plans, the figure shown in other operating expenses account for 2012 has been adjusted. The principal adjustments were in the complementary pension defined benefit plan (FAF).

In 2013, we recorded in this line an expense of R$458.1 million, compared with an expense of R$391.8 million in 2012, mainly due to restructurings, personnel and executive staff adjustments, and the engagement of consultancies.

Operating Income

As a result of the foregoing, our operating income before financial expenses increased 39.4% to R$1.9  billion  in 2013 from R$1.4 billion  in 2012.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2013	2012	Change 2013-2012
	(in millions of reais)		(%)

Brazil	1,320	980	35
International markets	399	211	89
Food services	177	169	5
Total	1,896	1,360	39

Financial Income (Expenses), net

Net financial expenses totaled R$747.5 million from R$570.6 million, a 31.0% increase, primarily due to higher gross debt and interest charges as well as the impact of the foreign exchange translation effect. In light of the high level of exports, we conduct operations in the derivatives market with the specific purpose of currency hedging. In accordance with hedge accounting standards (IAS 39), the company uses financial derivatives, such as non-deliverable forwards (“NDFs”), and non-derivative financial instruments, such as foreign currency debt, for hedge operations, as well as eliminate respective unrealized foreign exchange rate variations from the income statement (Financial Expenses line item).

The use of non-derivative and derivative financial instruments for foreign exchange protection permits a significant reduction in net currency exposure of the balance sheet, thus providing an exposure with a sold position of U.S.$80.4 million “sold” in the third quarter of 2013 compared to a U.S.$28.7 million “bought” position at the end of the fourth quarter.

Income Before Taxes

As a result of the foregoing, our income before taxes amounted to R$1.1 billion  from R$789.4 million, a 45.5% increase for the year.

Income Tax and Social Contribution

Income tax and social contribution expense totaled R$129.1 million against a credit of R$15.3 million in 2012, thus representing a negative effective tax rate of 11.2% and a positive effective tax rate of 1.9%, respectively. Key factors leading us to show an effective tax rate lower than the nominal rate are related to tax credits accruing from the payout of interest on capital, subsidies granted on investments and benefits relating to foreign exchange variation on overseas investments.

Net Profit

In our continued operations, our net profit increased 26.7%, reaching R$1.0 billion, in 2013 compared to R$804.7 million in 2012, with a net margin of 3.7%, an increase from 3.1% in 2012, primarily due to a better trading environment for the company’s exports together with the pass-through of costs to Brazilian market prices, thus offsetting the pressures on gross margin despite weaker demand.

In our discontinued operations (dairy segment), we had a net profit of R$47.2 million in 2013, compared to a net loss of R$27.2 million in 2012, due to higher prices of our goods in 2013 that offset a 22.8% increase in our average costs during the year and investments made to reposition our Batavo and Elegê brands.

Net profit from continued plus discontinued operations in 2013 was R$1.1 billion, an increase of 37.2% compared to 2012, resulting in a gain of 0.8 percentage points in net margin.

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

We recognize biological assets when we control these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to us and fair value can be reliably estimated. The consumables and production biological assets (live animals) are measured at their cost and the forests at their fair value.

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

Income Tax and Social Contribution

In Brazil, corporate income tax is comprised of income tax (Imposto de Renda – Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre o Lucro Liquido, or “CSLL”), which are calculated monthly on taxable income at the rate of 15% plus 10% surtax for IRPJ and of 9% for CSLL, after considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current. When the Company’s analysis indicates that the realization of these credits is not probable, a provision for losses is recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously. Therefore, for presentation purposes, the balances of tax assets and tax liabilities are disclosed separately.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized and liabilities settled, based on the rates (and tax regulation) that are in force at the balance sheet date.

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

Recently Issued and Not Yet Adopted Accounting Pronouncements Under IFRS

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which reflects all phases of financial instruments projections and replaces IAS 39 – Financial Instruments: Recognizing and Measurement and all previous versions of IFRS 9. The standard introduces new guidance about classification and measurement, impairment loss and hedge accounting. Early adoption is not permitted and is effective from periods beginning on January 1, 2018. Retroactive adoption is mandatory, however, but is not required for the presentation of comparative information. Early adoption of previous versions of IFRS 9, issued in 2009, 2010 and 2013, is permitted if the initial adoption date is prior to February 1, 2015. The effects related to the adoption of this standard affect only the classification and measurement of financial assets. The company is evaluating the impact of adopting this standard on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, which establishes a five-step model that will be applied to revenue obtained from a contract with a customer. In accordance with this standard, revenues are recognized based on an amount that reflects the consideration to which an entity expects to be entitled for the transfer of goods or services to a customer. The guidelines of IFRS consider a more structured approach to the measurement and recognition of revenue.

This standard applies to all entities and will replace all current requirements related to revenue recognition. Retroactive adoption  is mandatory for periods beginning on January 1, 2017 or after. Earlier adoption is permitted, but it is under analysis by regulatory entities in Brazil. The company is evaluating the impact of adopting this standard on its consolidated financial statements.

IFRS 11 – Accounting for Acquisition of Interests in Joint Operations – Amendment

In May 2014, the IASB issued amendments to IFRS 11, which demand that a joint operator that is accounting for an acquisition of an equity interest in which the joint operation activity constitutes a business to apply the guidelines according to IFRS 3. The amendments also clarify that an equity interest previously held in a joint operation is not remeasured on an additional acquisition of interest in the same joint operation while the joint control is held. Additionally, the amendments do not apply when the parties sharing the control, including the reporting entity, are under common control of the parent company.

The amendments are applicable to both the acquisition of the final equity interest in a joint operation and the acquisition of any additional equity interest in the same joint operation. This standard will be in force prospectively to periods beginning on January 1, 2016 or later. Early adoption in Brazil is not permitted by regulatory entities. The company is evaluating the impact of adopting this standard on its consolidated financial statements.

IAS 16 and IAS 38 – Clarification of Accountable Methods of Depreciation and Amortization – Amendment

In May 2014, the IASB issued amendments to clarify guidelines of IAS 16 and IAS 38. The amendments state that revenue should reflect a model of economic benefits generated from the operation of a business (of which the asset is a part), instead of economic benefits generated from the use of the asset. As a result, a method based on revenue cannot be used for property, plant and equipment depreciation purposes and may be used only under very limited circumstances to amortize intangible assets. The amendments will be in force prospectively to amortize intangible assets for fiscal years beginning on January 1, 2016 or later. The company does not expect this to have an impact on its consolidated financial statements, since the company does not use a method based on revenue to depreciate non-current assets.

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

We also have a revolving credit facility, with a committed maximum capacity of approximately US$1.0 billion, to provide additional liquidity for working capital needs.

Cash Flows from Continued Operations

Cash Flows from (Used in) Operating Activities

We recorded net cash flows provided by operating activities of R$4,841.6 million in 2014, compared to net cash flows from operating activities of R$3,213.2 million in 2013. Our 2014 operating cash flow reflects net income of R$2,135.2 million, net non-cash adjustments of R$2,674.9 million and net changes in operating assets and liabilities of R$31.5 million.  The net changes in operating assets and liabilities included changes in investments of trading securities, net of redemptions, of R$76.5 million, trade accounts payable of R$202.9 million and biological assets of R$75.3 million, partially offset by changes in interest paid of R$618.7 million, provisions for tax, civil and labor risks of R$259.4 million, cash effect of an increase in trade accounts receivable of R$459.2 million, inventories of R$369.2 million, other financial assets and liabilities of R$284.5 million and other operating assets and liabilities of R$164.1 million.

We recorded net cash flows provided by operating activities of R$3,213.2 million in 2013, compared to net cash flows from operating activities of R$2,446.7 million in 2012. Our 2013 operating cash flow reflects net income of R$1,015.3 million, net non-cash adjustments of R$2,647.4 million and net changes in operating assets and liabilities of R$449.6 million.  The net changes in operating assets and liabilities included redemptions of trading securities of R$118.1 million, partially offset by interest paid of R$568.4 million.

Cash Flows Used in Investing Activities

We used R$1,862.4 million in cash in investing activities in 2014, compared to R$1,424.9 million in 2013. In 2014, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) in the amount of R$1,021.0 million, the acquisition and formation of breeding stock in the amount of R$517.5 million and the acquisition of Federal Foods and the retail frosen foods distribution business of Alyasra Food Company W.L.L. in the amount of R$372.8 million.

 We used R$1,424.9 million in cash in investing activities in 2013, compared to R$2,177.3 million in 2012. In 2013, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) in the amount of R$1,180.6 million and the acquisition and formation of breeding stock in the amount of R$501.8 million.

Cash Flows Provided by (Used in) Financing Activities

We recorded cash flows used in financing activities of R$568.1 million in 2014, compared to cash flows used in financing activities of R$757.2 million in 2013. In 2014, we repaid debt in the amount of R$4,707.8 million, partially offset by proceeds from the issuance of debt in the amount of R$5,116.8 million. In addition, in 2014, we paid R$726.0 million related to interest on shareholder´s equity and dividends.

We recorded cash flows used in  financing activities of R$757.2 million in 2013, compared to cash flows provided by financing activities of R$450.3 million in 2012. In 2013, we repaid debt in the amount of R$3,897.0 million, partially offset by proceeds from the issuance of debt in the amount of R$3,744.3 million. In addition, in 2013, we paid R$579.1 million related to interest on shareholder´s equity.

Dividends and Interest on Shareholders’ Equity

An extraordinary meeting of the Board of Directors held on December 18, 2014 approved the distribution of R$376.8 million allocated to the payment of interest on shareholders’ equity, and R$86.5 million for an additional distribution in the form of dividends, totaling R$ 463.3 million. Payments were made on February 13, 2015. (See Note 26.2.)

During the year of 2014, a total of R$824.3 million was distributed to shareholders, of which R$737.8 million in the form of interest on shareholders’ equity and R$86.5 million in the form of dividends.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents and marketable securities for the periods indicated.

	As of December 31, 2014		As of December 31,
	Short-term	Long-term	2014	2013
	(in millions of reais, except where indicated)
Total debt	2,738.9	8,850.4	11,589.3	10,181.2
Other financial assets and liabilities, net	(214.3)	-	(214.3)	(345.6)
Cash, cash equivalents and marketable securities:
Local currency	2,043.2	177.3	2,220.5	1,090.6
Foreign currency	4,551.2	-	4,551.2	2,651.9
Total	6,594.4	177.3	6,771.7	3,742.5
Net debt	3,641.2	8,673.2	5,032.0	6,784.3
Exchange rate exposure (in millions of U.S.$)(1)			U.S.$ (567.0)	U.S.$86.8

(1)   See Note 4.1.d to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

We have made a strategic decision to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Short-Term Debt as of December 31, 2014	Long-Term Debt as of December 31, 2014	Total Debt as of December 31, 2014	Total Debt as of December 31, 2013
	(in millions of reais)

Development bank credit lines	277.9	485.8	763.7	866.1
Other secured debt	46.0	248.7	294.6	362.9
Export credit facilities	967.7	––	967.7	914.1
Bonds	4.1	497.1	501.2	500.3
Working capital facilities	1,239.8	––	1,239.8	1,210.3
PESA loan facility	3.9	209.6	213.5	206.1
Other	1.9	10.6	12.5	12.7
Local currency	2,541.3	1,451.8	3,993.1	4,072.5
Export credit facilities	6.9	1,052.5	1,059.4	929.6
Bonds	89.9	6,324.1	6,414.0	4,911.0
Development banks credit lines	27.3	15.1	42.4	73.5
Other secured debt	8.0	3.6	11.6	21.4
Working capital facilities	65.5	3.3	68.8	173.2
Foreign currency	197.6	7,398.6	7,596.2	6,108.7
Total	2,738.9	8,850.4	11,589.3	10,181.2

The maturity schedule of our indebtedness as of December 31, 2014 is as follows:

Current (through December 31, 2015)	2,738.9
2016	347.5
2017	946.9
2018	1,345.9
2019 to 2024	6,210.1
Total	11,589.3

Our principal debt instruments as of December 31, 2014 are described below.  For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19 to our audited consolidated financial statements.

Local Currency Debt

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations to BNDES, including loans under its FINEM program in the amount of R$ 552.5 million as of December 31, 2014. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2015 through 2018. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

FINEP Financing.  We obtained certain financing from the Funder for Research and Projects (Financiadora de Estudos e Projetos, or “FINEP”), a public financing company under the Brazilian Ministry of Science, Technology and Innovation. We obtained FINEP credit lines in the amount of R$211.2 million at a fixed rate of  3.93% per year  with reduced charges for projects related to research, development and innovation, with maturity dates between 2015 and 2019. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$967.7 million as of December 31, 2014. These notes bear interest at the CDI rate plus a margin and fixed rates, with maturity dates in 2015. These credit lines are included in the line “Export credit facilities—Local currency” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,239.8 million as of December 31, 2014 with several commercial banks under a Brazilian federal government program that offers favorable interest rates  of 6.26% per year, As an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

Other Secured Debt

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or “FNE”) in the amount of R$294.6 million at a rate of 8.15% per year  as of December 31, 2014. The notes have maturity dates in 2015, except that the industrial credit notes with respect to the FNE mature in 2023. These titles are secured by liens on machinery and equipment and real estate mortgages. BRF S.A. guarantees the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes. These loans are included in the line “Other secured debt —Local currency” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$213.5 million as of December 31, 2014, subject to the variation of the IGP-M plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$12.5 million outstanding as of December 31, 2014 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. These credit lines are included in the line “Other—Local currency” in the table above.

Foreign Currency Debt

Development Bank Credit Lines

BNDES Facilities. The values set out in the table mainly consist of a total funding of R$42.4 million related to the BNDES Monetary Unit, or “UMBNDES,” currency basket, which are the currencies in which BNDES borrows, and are subject to interest at the rate of UMBNDES, reflecting fluctuations in daily exchange rates of the currencies of this basket. These loans are guaranteed by BRF and, in most cases, are secured by assets. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets. These loans are included under "Development banks credit lines - foreign currency" in the table above.

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$805.5 million as of December 31, 2014. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates in 2019. Interest under these export prepayment facilities accrues with six-month LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$265.5 million as of December 31, 2014. The indebtedness under these facilities is denominated in U.S. dollars, with maturity in 2018. These facilities bear interest at Libor plus a margin, payable quarterly. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Export credit facilities—Foreign currency” of the table above.

Working Capital Facilities

Working capital in foreign currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries located in Argentina in the amount of R$68.8 million. This funding is denominated in Argentine pesos and U.S. dollars, with interest rates of 22.97 % per year, due to the fact that most of the debt is denominated in Argentine pesos, and with maturity substantially in 2015. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Other Secured Debt

Investments Financing. The subsidiaries of BRF in Argentina obtained financing for investment projects for the acquisition of capital goods and /or construction of necessary facilities for the production of goods and /or services and marketing of goods (excluding inventories) in the amount of R$11.6 million, denominated in Argentine pesos with an interest rate of 15.1% and maturity dates between 2015 and 2016. These loans are included in the line “Other secured debt —Foreign currency” in the table above.

Bonds

BRF Notes 2024.  On May 15, 2014,  BRF completed a Senior Notes offering totaling US$750 million (“Senior Notes BRF 2024”). The principal is due on May 22, 2024 and bears interest at 4.75% per year (yield to maturity of 4.952%), payable semiannually from November 22, 2014.  Of the proceeds from the offering, US$470.6 million was used for a tender offer to buy back part of the debt of the Sadia Overseas Bonds 2017 and BRF Notes 2020, both defined below.  To implement the tender offer, BRF made a payment of US$86.4 million (equivalent to R$198.6 million) to the holders of existing bonds, which was recorded as an interest expense. As of December 31, 2014, there was US$750.0 million outstanding on these bonds.

BFF Notes 2020. On January 28, 2010, BFF International Limited issued Senior Notes in the amount of US$750 million, guaranteed by BRF, bearing a nominal interest rate of 7.25% per year and effective rate of 7.54% per year, and maturing on January 28, 2020 (“BFF Notes 2020”). On June 20, 2013,  US$120.7 million of these Senior Notes was replaced by Senior Notes BRF 2023, defined below, and, on May 15, 2014, US$409.6 million were repurchased with part of the proceeds from the Senior Notes BRF 2024, so that the remaining balance totaled US$219.6 million on June 30, 2014. As of December 31, 2014, there was US$219.6 million outstanding on these bonds.

Sadia Overseas Bonds 2017. In May 2007, Sadia issued bonds in an aggregate amount of US$250.0 million (“Sadia Overseas Bonds 2017”). The bonds are guaranteed by BRF, bear interest at a rate of 6.875% per year and mature on May 24, 2017. On June 20, 2013, US$29.3 million of these bonds was replaced by the Senior Notes BRF 2023, defined below, and, on May 15, 2014,  US$61.0 million was repurchased with part of the proceeds from the Senior Notes BRF 2024, so that the remaining balance totaled US$159.7 million on  June 30, 2014. As of December 31, 2014, there was US$159.7 million outstanding on these bonds.

BRF Notes 2023.  In May 2013, we issued senior notes in two tranches: (i) ten-year term with an aggregate amount of US$500.0 million, with principal due on May 22, 2023 and bearing interest at a rate of 3.95% per year, payable semiannually as of November 22, 2013, and (ii) five-year term with an aggregate amount of R$500.0 million, with principal due on May 22, 2018, and bearing interest at a rate of 7.75% per year, payable semiannually as of November 22, 2013 (“BRF Notes 2023”). As of December 31, 2014, there was US$500.0 million outstanding on these bonds.

BRF Notes 2022.  In June 2012, we issued senior notes in an aggregate amount of US$500.0 million. The bonds were guaranteed by BRF, bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later the same month, we issued an additional US$250.0 million of senior notes under the same indenture and with the same terms and conditions (collectively, the “BRF Notes 2022”). As of December 31, 2014, there was US$500.0 million outstanding on these bonds.

Bonds Quickfood. In 2013, a subsidiary of BRF in Argentina, Quickfood, issued notes guaranteed by BRF, in the amount of ARS150.0 million with a nominal interest rate of 21.8% per year and an effective rate of 22.1% per year, with maturity dates between 2015 and 2016. In 2014, Quickfood again issued notes guaranteed by BRF, in the amount of ARS436.0 million with a nominal interest rate of 24.1% per year and an effective rate of 27.0% per year, with maturity dates between 2015 and 2018 (collectively, the “Bonds Quickfood”). As of December 31, 2014, there was ARS586.0  million outstanding on these bonds.

Derivatives

We entered into foreign currency exchange derivatives under which we had exposure of R$214.3 million as of December 31, 2014. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currency. Their maturity dates vary from 2014 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, in 2014, BRF and its wholly owned subsidiary BRF Global GmbH entered into a revolving credit facility (“Revolver Credit Facility”) with a syndicate of 28 banks, in the amount of US$1.0 million and maturing in May 2019. The transaction was structured so that the company and its subsidiary may make use of the credit line at any time during the contracted period. As of December 31, 2014, the company had not yet used any portion of this facility.

Seasonality of Continued Operations

Domestic Market (Brazil)

Our net sales of meat and processed products in the Brazilian market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the holiday season, particularly turkeys, Chester® roosters, ham and pork loins. We also market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soybeans and soy meal, which are our primary raw materials in feed production.

In 2014, the first quarter accounted for 23.2% of our total sales in the Brazilian market, the second quarter accounted for 24.0%, the third quarter accounted for 24.9% and the fourth quarter accounted for 27.9%.

Foreign Markets (International)

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In 2014, the first quarter accounted for 23.0 % of our international sales, the second quarter accounted for 24.7%, the third quarter accounted for 25.3%, and the fourth quarter accounted for 27.0%.

Food Service

In the food services market, our net sales are not subject to large seasonal fluctuations. However, as in our Brazilian market, our fourth quarter is generally stronger than the others due to increased demand from our food service customers for products specific to the holiday season.

In 2014, the first quarter accounted for 23.2% of our food service sales, the second quarter for 22.2%, the third quarter for 22.6% and the fourth quarter for 33.3%.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                  Research and Development, Patents and Licenses

BRF’s Research, Development and Innovation activities (RD&I) incorporate agricultural research and innovation, as well as products and processes research and development.

The agricultural RD&I area endeavors to guarantee the international competitiveness of the company through the continuous introduction of new technologies at the appropriate time, aiming to result in a reduction in production costs, improvement in product quality and satisfaction of client and consumer demands. For this purpose, the company maintains a qualified and experienced team of specialists and a substantial experimental physical and laboratorial structure. In addition, the company uses the production system in a structured manner to generate knowledge and to establish partnerships with several universities, government research institutions and innovative private companies. BRF makes use of various research incentives made available by government research development bodies.

The agricultural RD&I area currently has researchers dedicated to the activities of product innovation and support who hold PhDs, masters’ qualifications or specializations in the corporate area of animal production. In addition to corporate research workers, the company has a vast contingent of veterinarians, agronomists and zoologists who operate directly within the production system.

In association with FINEP, CNPq (PNPD – National Post-Doctorate Program and RHAE – Human Resources Formation in Strategic Areas Program) and the Araucária Foundation (the Post-Doctorate Program at the company), over the past five years the company has been promoting the inclusion of professionals with master’s degrees and doctorates in its technical ranks. To date, nine researchers have been added to the company’s technical personnel, five remain in training and an additional two have been approved for training beginning in 2015.  The company has also been developing a robust trainee and internship program as well as encouraging its employees to participate in postgraduate courses.

BRF has one of the largest poultry and hog experimental research structures in the world with 19 installations at four experimental farms situated in the state of Santa Catarina. The company also has seven bromatological and five agricultural laboratories supporting research and operational activities.

In addition to the company’s formal research structure, the company has in place a research process in the production system allowing it to evaluate all technologies under real production conditions with a suitable number of samples, in order to calculate the productive and financial impact and establish the appropriate moment to introduce a given technology. BRF believes that its use of a field research system provides it with an advantage in relation to third party research centers and other companies in the sector.

BRF has its own hog genetics improvement program, which it believes to be on par with the programs of international genetics companies. The program operates with a nucleus of six farms in the state of Santa Catarina with 110 employees and a backup farm in Minas Gerais. In order to match the company’s growth, a new farm is under construction in the state of Goiás, which the company expects will expand the program’s production capacity by 27%.  Work is underway for the incorporation of genomic evaluation in the selection process. The company has set up partnerships to implement this new technology with six Embrapa (Empresa Brasileira de Pesquisa Agropecuária) research centers, universities and research and development bodies (BNDES, Finep, CNPq) and has established a team of nine geneticists, eight of them holding PhDs.

In the past few years, BRF has formed research partnerships for projects financed by EMBRAPA, FINEP, CNPq and BNDES and, since 2009, BRF has benefited from tax credits under the Lei do Bem. This law introduced a tax incentive for activities related to Research, Development and Technological Innovation. The law defines Technological Innovation as the conception of a new product or manufacturing process, such as new functionalities or features that bring incremental improvements and effective gains of quality or productivity, resulting in stronger market competitiveness. The main feature of the tax incentive mechanism is an expenditure exclusion for determining the amount of income tax and social contribution tax that is levied on net income.

BRF’s agricultural integrated innovation process is based on interfaces with companies and research centers. It is characterized by the shared use of physical structures and technical teams for the solution of the principal demands for developing joint work and above all resulting from feedback from new proposals on innovation accruing from the company’s technological development network. This process of innovation has been recognized by independent organizations with the following awards:

•         EMBRAPA National Award for Teams in the Partnership Category, 2012

•         EMBRAPA National Award for Teams in the Creativity Category, 2011

•         Innovation Management Category Award, southeast region, awarded by FINEP, 2010.

The Meat Products Research and Development team is located in the city of Jundiaí in the state of São Paulo where the BRF Innovation Center (“BIC”) is situated.

The meat products RD&I area is working to ensure that BRF remains in the vanguard of innovation through the development of new products and processes in line with market demands, continuous improvement in existing products and the evaluation of new technologies. For this purpose, we enjoy the benefit of highly qualified professionals for developing products and packaging and for sensorial analysis as well as support teams such as management of projects and innovation, graphic arts and registration and labeling teams. Our technical team consists of food technicians and engineers, chemical engineers, chemists, pharmaceutical and veterinary personnel.

Unveiled on June 20, 2013, BIC received funding from FINEP for a total of R$106 million, of which R$53.9 million is for the construction of installations with a total area of 13,500 square meters. The project represents BRF’s commitment to invest in RD&I both for creating and adding value to its products, processes and services. Designed to be a benchmark in technological development of the food sector, the structure incorporates RD&I areas for meats, pastas, margarines, vegetables and packaging, as well as quality, management of projects and graphic arts. BIC offers a structure of offices and meeting rooms, a pilot plant, dedicated environments for tests and sensorial evaluations, food packaging laboratory, food services client kitchens, a library and a creativity room.

The RD&I also operates jointly with our quality team in the adoption of international practices for quality control at our production installations, in our surveillance development systems for monitoring products and customer orders and the execution of laboratory analyses of food products for the promotion of food safety. Investment in the development of quality control practices provides support for our strategy of ensuring food safety in our production processes.

In 2010, the RD&I products team formalized an Open Innovation program for setting up research partnerships with universities, research centers and other companies. Since 2010, BRF has concluded agreements involving seven projects with science and technology institutions and three projects with other companies.

We invested R$192.8 million in 2014, R$68.6 million in 2013 and R$33.1 million in 2012 in RD&I activities. In 2012 and 2013, we classified only fixed expenses of RD&I activities as RD&I expenditures. In 2014, we began to also include in RD&I expenditures the variable expenses, such as feed, vaccine and packaging expenses, used in experimental research tests and field research involving agricultural RD&I projects, which accounts for the significant increase in the 2014 figure compared to prior years.

BRF is of the opinion that investing in RD&I is key to retaining its competitive advantages whether in the form of optimizing its production chain, improving sustainability or launching innovative products that meet the expectations and requirements of consumers, clients and markets.

BRF filed with INPI (National Institute for Industrial Property) for one patent in 2014; two invention patents, one utility patent and one industrial design patent in 2013; and three invention patents in 2012, all of which are still pending.

D.                  Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—A. Operating Results—Principal Factors Affecting our Results of Operations.”  You should also read our discussion of the risks and uncertainties that affect our business in “Item 3. Key Information—D. Risk Factors.”

Global GDP is expected to grow 3.1% in 2015 and 3.3% in 2016, according to a report released in December by the United Nations (“UN”). The same report also warns that one of the biggest “threats” to the global economy will be the U.S. Federal Reserve’s normalization of monetary policy by increasing interest rates in the third quarter of  2015 until they gradually reach 2.75% at the end of 2016. The study suggests that the main risks and uncertainties that threaten the global economy include this normalization of U.S. monetary policy, generating volatility and reversal in capital inflows in emerging markets, as well as a likely slowdown in Chinese GDP growth.

For the U.S., the UN expects growth of 2.3% in 2014 and 2.8% in 2015, while in Western Europe their expectations remain low, at around 1.3% in 2014 and 1.7% in 2015. For developing countries, the UN expects a growth rate of 5.9% for India and 0.2% for Russia, along with a reduced growth in China of 7.0%, in the coming years. The same study expects Brazil´s GDP to grow 1.5%.  The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2015 at 12.5%, according to reports by Focus.

According to the Department of Economic and Social Affairs of the UN, or “DESA,” the end of a “prolonged recession” in the euro zone and improved growth in the U.S., as well as the ability of India and China to “contain” their downturns of the last two years, justified estimates for 2014.

Exports

In 2014, Brazil’s volume of poultry exports was 2.7% higher than in 2013. This increase in performance can be explained mainly by higher sales to Saudi Arabia, Japan and Hong Kong.

Brazil is a leading player in the global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our businesses.

In our international markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork as well as increasing volumes of processed food products.

The significant drop in oil prices in 2014 was unexpected and affected countries that have a big share in Brazilian exports, such as: Russia, Venezuela and Middle East oil producers. The effects of the drop in oil prices for big oil producers generally present themselves in two main ways: less inflow of money to these countries, which  devalues their currencies (if not pegged), which then negatively affect the country’s disposable income due to an increase in inflation; and decreased GDP growth, due to smaller oil revenues. Therefore, the drop in oil prices of 45% (the West Texas Intermediate index, which benchmarks oil prices, dropped from US$99.53 to US$54.26) has caused and will continue to cause turmoil in oil exporter countries, reducing their ability to import Brazilian products. On the other hand, oil importer countries will observe the opposite impact.

Brazilian Market

Brazil is one of the world’s largest consumers of meat, with a per capita meat consumption in 2014 of 97.6 kilograms, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products.

The Brazilian market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora and Seara (which was acquired from Marfrig by JBS S.A. in 2013). The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products that are more similar to commodities in nature.

The processed foods sector is more concentrated in terms of the number of players.  Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products.  We believe that processed food products represent an opportunity for further growth in coming years.

Food Services

Informal businesses in this market are being increasingly regulated and we have seen the appearance of more structured restaurant chains, thus creating new opportunities for expansion in this segment in 2015.

Raw Materials

In the Brazilian market, average corn prices for the fourth quarter in 2014 increased 11.1% compared to the third quarter and increased 0.5% in 2014 relative to the average in 2013. The increase in average corn prices in the fourth quarter of 2014 was due to the great volatility and 11.9% devaluation of the real  against the US dollar compared to the third quarter. In the international market, a record crop harvest in the U.S. led to a 50.5% increase in stocks, depressing prices by 13.2% in the fourth quarter of 2014 compared to the fourth quarter of 2013.

Average soybean prices in Brazil for the fourth quarter of 2014 increased 1.2% relative to the third quarter of 2014 but kept relatively stable on average compared to 2013 (a 0.3% increase). Strong demand from China kept prices steady, despite record production in Brazil and the United States.

E.                  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones below, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

BRF provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm installations and are expected to be repaid in ten years. The loans guaranteed by BRF are in the amount of R$280.1 million as of December 31, 2014.  In the event of default, we will be required to assume the outstanding balance.  As a result, we have recorded provisions in the amount of R$23.0 million as of December 31, 2014 relating to guarantees arising from the business combination with Sadia, equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversal of provision in the amount of R$10.7 million in our statement of income for the year ended December 31, 2014.

BRF guarantees a loan to the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES to set up biodigestors on the properties of the rural producers that are taking part in BRF’s integration system as part of BRF’s sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of the guarantee as of December 31, 2014 was R$53.3 million (compared to R$61.1 million as of December 31, 2013). In the event of default, BRF would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$0.8 million as of December 31, 2014, equal to our assessment of the fair value of the non-contingent portion of these obligations, and we reversed provisions in the amount of R$1.0 million in our statement of income for the year ended December 31, 2014.

The aggregate amount of BRF’s guarantees recorded as provisions as of December 31, 2014 was R$23.8 million. We reversed provisions in the amount of R$11.7 million in our statement of income for the year ended December 31, 2014.

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2014, that have an impact on our liquidity.

	Payments Due by Year
Obligation	Total	2015	2016 to 2018	2019 onwards
		(in millions of reais)
Loans and financing (1)	11,589.3	2,738.9	2,640.3	6,210.1
Interest on loans and financing (2)	3,150.8	493.8	1,212.2	1,444.7
Lease obligations on property and equipment (3)	1,151.9	257.9	514.6	379.4
Commitments for purchases of goods and services (4)	7,023.4	3,054.7	1,771.6	2,197.1
Total	22,915.4	6,545.3	6,138.7	10,231.4

(1)   Includes both short-term debt and long-term debt.

(2)   Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2014.

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

We also recorded R$1,185.8 million as obligation contingencies classified as probable for the year ended December 31, 2014.

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

Our board of directors provides our overall strategic direction. Our by-laws also provide for alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20.0% of the members of our board of directors are required to be independent directors under the Novo Mercado listing rules. Our directors and alternate directors are elected at ordinary general meetings for a two-year term. Our board of directors currently consists of eleven members, but at the general shareholders’ meeting scheduled for April 8, 2015, our shareholders will consider a resolution to decrease the size of the board of directors to nine members.

New elections to the board of directors are scheduled to be held at the general shareholders’ meeting on April 8, 2015, with a proposed slate to the board of directors to include: Abilio dos Santos Diniz, Vicente Falconi Campos, Walter Fontana Filho, Luiz Fernando Furlan, José Carlos Reis de Magalhães Neto, Manoel Cordeiro Silva Filho, as well as three new proposed board members: Marco Geovanne Tobias da Silva, Henri Philippe Reichstul and Paulo Guilherme Farah Correa. In addition, Eduardo Pongracz Rossi was appointed as alternate to Abilio Diniz; Mateus Affonso Bandeira was appointed as alternate to Vicente Falconi Campos; Fernando Shayer was appointed as alternate to José Carlos Reis de Magalhães Neto; Eduardo Fontana D Avila was appointed as alternate to Walter Fontana Filho; Roberto Faldini was appointed as alternate to Luiz Fernando Furlan; Mauricio da Rocha Wanderley was appointed as alternate to Manoel Cordeiro Silva Filho; Paulo Guilherme Farah Correa was appointed as alternate to Arthur Prado Silva and Jose Violi Filho was appointed as alternate to Henri Philippe Reichstul.

 In addition, the proposed slate includes the following new alternates: Sergio Ricardo Miranda Nazare, as alternate to Marco Geovanne Tobias da Silva; José Violi Filho, as alternate to Henri Philippe Reichstul; and Arthur Prado Silva, as alternate to Paulo Guilherme Farah Correa. We cannot predict whether these proposed directors will, in fact, be elected at the shareholders’ meeting.

The following table sets forth information on our current Board Members and their respective alternates:

	Director/Alternate
Name	Position Held	Since	Age

Abilio dos Santos Diniz(1)	Chairman	April 09, 2013	78
Eduardo Rossi(1)	Alternate	April 09, 2013	43
Sérgio Ricardo Silva Rosa(1)	Vice Chairman	April 09, 2013	55
Heloisa Helena Silva de Oliveira	Alternate	August 23, 2012	59
Carlos Fernando Costa	Board Member	April 24, 2012	48
Helena Kerr do Amaral	Alternate	April 09, 2013	59
Eduardo Silveira Mufarej (1)	Board Member	February 27, 2014	38
José Carlos Reis de Magalhães Neto (1)	Board Member	April 29, 2011	36
Daniel Arduini Cavalcante Arruda	Alternate	April 09, 2013	36
Paulo Assunção de Sousa	Board Member	April 29, 2011	61
Mauro José Periotto	Alternate	April 09, 2013	62
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	53
Manuela Cristina Lemos Marçal	Alternate	April 09, 2013	40
Luiz Fernando Furlan(1) (2)	Board Member	July 08, 2009	68
Roberto Faldini(1)	Alternate	July 08, 2009	66
Manoel Cordeiro Silva Filho(1)	Board Member	April 12, 2007	61
Maurício da Rocha Wanderley	Alternate	April 12, 2007	45
Walter Fontana Filho(1) (2)	Board Member	July 08, 2009	61
Eduardo Fontana D’Avila(1) (2)	Alternate	July 08, 2009	61
Vicente Falconi Campos	Board Member	May 22, 2014	74

(1)   Independent member (as defined in the Brazilian Novo Mercado listing regulations);

(2)   Messrs. Eduardo Fontana, Walter Fontana and Luiz Fernando Furlan are cousins.

Below is a summary of the professional experience and areas of activity of our current board members.

Abilio dos Santos Diniz - Chairman of BRF’s Board of Directors. Mr. Diniz graduated in Business Administration from Fundação Getúlio Vargas (FGV). Together with his father, he was responsible for the establishment and development of the Pão de Açúcar Group, a company of which he was Chairman until September 2013. He was one of the founding members of the São Paulo Supermarkets Association (APAS) and participated in the federal government between 1979 and 1989 as a member of the National Monetary Council. Since 2010, he has been ministering a 360º Leadership course in partnership with FGV for developing young leaders. Currently, Mr. Diniz is also president of the Board of Directors of Península Participações, his family’s investment company, and has a seat on the Board of Directors of Carrefour Brasil.

Sérgio Ricardo Silva Rosa – Vice Chairman of the Board of Directors. Mr. Silva Rosa graduated in journalism from the Arts and Communication School of USP. Mr. Silva Rosa was investment Director of ABRAPP; a member of the Social and Economic Development Council (CDES) and a Founder and Member of the PRI (Principles for Responsible Investment) Council, a United Nations-supported program. Mr. Silva Rosa was a Director of the Bank Workers Labor Union, President of the National Confederation of Bank Workers under the umbrella of the United Workers Central - CUT and the Latin American Bank Workers Federation. He was a member of São Paulo city council between 1994 and 1996. He was also a Member of the Board of America Latina Logística S.A. and Brasil Telecom S.A. He was board chairman for the companies: Valepar S.A, Litel S.A., 521 Participações, BrasilPrev and PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil between 2003 and 2010, where he also held the position of Equity Investment Director. He chaired the Board of Companhia Vale S.A. between 2003 and 2010.

Carlos Fernando Costa – Board Member. Mr. Costa graduated in mathematics from the Philosophy, Sciences and Literature Faculty of Santo André, with specialization in Financial Management from the Universidade Metodista de São Paulo and in Business Administration from the Universidade Ibero-Americana. He is President of Fundação Petrobras de Seguridade Social - PETROS and was previously Investment Director for the same institution. He also has substantial experience as a member of various boards. Mr. Costa was nominated to stand for election to our board by the shareholder, PETROS.

Eduardo Silveira Mufarej — Board member. Mr. Mufarej is the Founding Partner and CEO of Tarpon. He is currently a member of the Board of Directors of BRF S.A. and serves as the Chairman of the Board of Omega Energia Renovável S.A. and Vice President of the Board of Directors of Abril Educação. He also served on the Board of Arezzo & Co. from 2007 to 2013. Prior to joining Tarpon, Mr. Mufarej was responsible for the M&A activities of HSBC in Brazil, was an associate at Banque CCF and was an analyst in Citigroup’s capital markets division. Mr. Mufarej holds a degree in Business Administration from Pontifícia Universidade Católica (PUC), in São Paulo.  He is also the Chairman of the Board of Confederação Brasileira de Rugby (Brazilian Rugby Union).

José Carlos Reis de Magalhães Neto –  Board Member. Mr. Magalhães Neto is a graduate in Business Administration from FGV. He is a founder member and Chairman of the Board of Directors of Tarpon Investimentos S.A. He also sits on the Board of Omega Energia Renováveis.

Paulo Assunção de Sousa – Board Member. Mr. de Sousa holds a Bachelor’s Degree in Law from the Universidade de São Paulo. Between 2010 and 2014, he was Administration Director for PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil. He held the positions of President of Brasilcap Capitalização S.A. and Director of the Bank Workers Labor Union of São Paulo. Mr. de Sousa also has long experience of sitting on the boards of several companies, including Banco do Brasil, Usiminas and Neoenergia. Mr. de Sousa was nominated to stand for election to our board by our shareholder PREVI.

Luis Carlos Fernandes Afonso – Board Member. Mr. Afonso has a degree in economics from the Pontificia Universidade  Católica de São Paulo (PUC). He was Chairman and Investment Director of Fundação Petrobras de Seguridade Social – PETROS as well as Director of Bonaire Participações S.A.. He also sits on the Board of Directors of Shopping Iguatemi, Indústrias Romi, Telemar and TOTVS. He was also Finance Secretary for the city governments of São Paulo, Campinas and Santo André and Executive Director with Cia. de Abastecimento Integrado de Santo André - CRAISA. He is a graduate and postgraduate course professor at various educational institutions. Mr. Afonso was nominated for election to our Board by PETROS.

Luiz Fernando Furlan – Board Member. Mr. Furlan is a Member of the Board of Directors of Telefônica Brasil S.A. (Brazil), Telefónica S.A. (Spain), AGCO Corporation (USA) as well as a member of the Advisory Board of ABERTIS Infraestruturas S.A. (Spain). Prior to this, he was Chairman of the Board of Directors of Sadia S.A. from 1993 to 2002 and from 2008 to 2009, a company where he also held several different executive posts in the period from 1976 to 1993.  He was Co-Chairman of the Board of Directors of BRF S.A. from 2009 to 2011 as well as a member of the Board of AMIL Participações S.A. from 2008 to 2013 and Redecard S.A. from 2007 to 2010. He was Federal Government Minister at the Ministry for Development, Industry and Trade from 2003 to 2007.  Since 2008, he has been President of the Board of the Fundação Amazonas Sustentável (FAS) and since 2013, also a member of the Global Commission for the Conservation of Oceans (Global Ocean Commission – USA) and a Senior Council Member for São Paulo Health Management. Mr. Furlan is a graduate in Chemical Engineering from FEI (the Industrial Engineering Faculty) and in Business Administration from the Universidade de Santana, São Paulo, having also concluded extension and specialization courses in Brazil and overseas.

Manoel Cordeiro Silva Filho –  Board Member. Mr. Silva Filho has had 33 years of experience at Companhia Vale do Rio Doce, was an investment and finance officer of VALIA and was a coordinator of the National Investment Committee of Associação Brasileira das Entidades Fechadas de Previdência Complementar, or ABRAPP. Mr. Silva Filho holds a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, a post-graduation qualification in economic engineering from Faculdade Estácio de Sá, Rio de Janeiro and an MBA in finance from IBMEC. Mr. Silva Filho was nominated to stand for election to our board of directors by our shareholder VALIA.

Walter Fontana Filho – Board Member. Mr. Fontana Filho holds a Bachelor’s and postgraduate degrees from PUCin São Paulo and a specialization course in Marketing Administration from FGV. He was a member of the Advisory Board of the newspaper O Estado de São Paulo from 1999 to 2013 and is currently Chairman of the Board of Directors. He has been a Board Member of ALGAR – Algar S.A. Empreendimentos e Participações since 2005 and a Member of the Board of Martins Comércio e Serviços de Distribuição S.A. since 2013. He was a member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. At Sadia, he was Commercial Director – Domestic Market from 1983 to 1988, Commercial Executive Vice President from 1988 to 1994, Chief Executive Officer from 1994 to 2005 and Chairman of the Board of Directors from 2005 to 2008.

Vicente Falconi Campos –  Board Member. Mr. Falconi Campos is founder and Chairman of the Board of Directors of FALCONI - Consultores de Resultados, the largest management consulting company in Brazil. He is a consultant to the Brazilian Federal Government and various state governments and municipalities, in addition to large Brazilian companies such as AmBev, Gerdau, Vale, AMIL (United Health), PETROBRAS and B2W, among others. He graduated in Engineering in 1963 from the Universidade Federal de Minas Gerais (UFMG) and has the qualifications of M.Sc. and Ph. D. in Engineering from the Colorado School of Mines, in the U.S. He is Professor Emeritus of UFMG., was awarded the Medal of the Order of Rio Branco for services rendered to the nation, and was chosen by the American Society for Quality Control as one of the “21 voices of the XXI Century.”

Below is a summary of the professional experience and areas of activity of our three new proposed board members:

Marcos Geovanne Tobias da Silva – Proposed Vice Chairman of the Board. Mr. Tobias da Silva has been the Director of Investments of PREVI since June 2010. He is an economist with a specialization in marketing and finance, holds a Master’s in Business Administration from IBMEC, participated in the University of Pennsylvania’s Wharton School of Business’ course on alternative investment management for pension funds and the London Business School’s private equity master class for Latin America Investors. Mr. Tobias da Silva has CNIP/APIMEC and Tax Advisor – IBGC certifications. He joined the Bank of Brazil in 1987, where he worked in the areas of finance, technical consultancy, investment bank and strategy, marketing, communications and investor relations. In 2009, he was chosen as the best Investors Relations professional in Brazil by IR Awards. Mr. Tobias da Silva was a board member of the Brazilian Institute of Investor Relations (IBRI), president of the Fiscal Council of Energy of Bahia (Coelba), director of the Brazilian Institute of Business and Finance (IBEF-DF) and the National Institute Advisor Investors (INI). Beginning April 2015, he is also chairman of the board of directors of Neoenergia Group.

Henri Philippe Reichstul – Proposed Board Member. Mr. Reichstul is 65 years old and has a bachelor’s degree in economics from the Universidade de São Paulo and a postgraduate degree from Hertford College, Oxford. He was CEO of IPEA, Petrobras, Globopar and Brenco. Currently, Mr. Reichstul sits on the boards of directors of Peugeot Citroen S.A., Repsol YPF, Foster Wheeler and Gafisa. He is also a member of the consultative boards of ABDIB, Coinfra, Lhoist do Brasil Ltda., UTC and GVT; vice president of the board of directors of the Foundation for Sustainable Development; and vice president of Einstein Hospital. Mr. Reichstul is a former member of the boards of directors of Louis Dreyfus Brasil, Ashmore Energy Internacional, and BNDES, among other companies. He would qualify as an independent member under the Novo Mercado rules.

Paulo Guilherme Farah Correa – Proposed Board Member. Mr. Farah Correa is 46 years old and holds a degree in economics from the Universidade Federal do Rio de Janeiro (UFRJ). He holds a master’s degree from Western Ontario University, Canada, and from the Instituto de Economia of UFRJ. Mr. Farah Correa was the head economist and manager for innovation and entrepreneurship for international trade and competiveness at the World Bank. He was also assistant secretary for economic monitoring at the Brazilian Finance Ministry from 1999 to 2001, an infrastructure, competition and international trade consultant to the Interamerican Development Bank and a researcher at BNDES and the Fundação Centro de Estudos do Comércio Exterior.

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

Our executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders’ meeting to be held on April 8, 2015. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings, when called by our Chief Executive Officer.

The following table sets forth the name, position and the year of election of each of our executive officers. A brief biographical description of each of our executive officers follows the table:

	Senior Management
Name	Position Held	Since	Age

Pedro de Andrade Faria	Chief Executive Officer, Global	January 01, 2015	39
Augusto Ribeiro Júnior	Chief Financial and Investor Relations Officer	December 20, 2013	44
Gilberto Antonio Orsato	Vice President – Quality and Management	January 01, 2015	53
José Roberto Pernomian Rodrigues	Vice President – Legal and Corporate Affairs	January 01, 2015	46
Helio Rubens Mendes dos Santos Junior	Vice President – Supply Chain	January 01, 2015	50
Rodrigo Reghini Vieira	Vice President – People	January 01, 2015	42

The following is a summary of the business experience in the sector, areas of expertise and principal outside business interests of our current executive officers.

Pedro de Andrade Faria — Chief Executive Officer, Global. Mr. Faria has a degree in Business Administration from FGV in São Paulo and an MBA from the University of Chicago. Mr. Faria was a member of the Board of Directors of BRF from April 2011 to November 2013. He vacated the position on the Board to become the Company’s International CEO, a post that he held until the end of 2014. Mr. Faria is currently BRF’s Global CEO. Mr. Faria was a member of the Board of Directors of Tarpon, as well as its CEO and Investor Relations Officer from January, 2013 until August 2013. In addition, he sits on the Boards of Directors of Cremer S.A., Ômega Energia Renovável S.A., AGV Holding S.A., Morena Indústria e Comércio de Confecções S.A., Cia Acqua e Arezzo. Mr. Faria was also Finance Director/IRO at Brasilagro from its foundation until February 2007. Before joining Tarpon, he was an executive partner at Pátria Investimentos, responsible for monitoring private equity portfolio. Mr. Faria also worked at the Chase Manhattan Bank and at Patrimônio/Salamon Brothers.

Augusto Ribeiro Junior — Chief Financial and Investor Relations Officer. Mr. Ribeiro Junior has a degree in Mechanical Engineering from the Universidade Federal de Santa Catarina (UFSC), where he also completed a master’s degree in the same discipline. He has a postgraduate qualification in Corporate Finance from Fundação Getúlio Vargas, a master’s degree in management from the University of Pittsburgh and concluded a financial specialization course at the Wharton School of Business, University of Pennsylvania. He worked for BASF as Manager for Financial Control, South America and for Kraft where he also acted in the area of planning and financial control. This was followed by 11 years at Unilever where he held positions in various areas, including manufacturing, corporate audit and business control. He has been with BRF since 2008 when he joined as financial controller. During the merger process, Mr. Ribeiro Junior worked actively in the planning, coordination and administration of processes with a view to integrating best practices for the consolidation of BRF. As BRF’s officer for Planning and Control, he was responsible for planning, coordinating and managing the area responsible for corporate and tax issues, IFRS, Sarbanes-Oxley budgetary planning, analysis of investments and joint ventures, among other activities.

Gilberto Antonio Orsato - Vice President - Quality and Management. Mr. Orsato holds a degree in Business Management. He also received a degree in Business Management — STC from the Fundação Dom Cabral /Kellogg Business School of Management and an MBA in Business Administration from FIA/Universidade de São Paulo (USP). He joined BRF in 1980, where he worked as Section and Factory Head, Slaughtering Supervisor, Processing Plant Production Manager, Deputy Director and Executive Vice President – Human Resources.

José Roberto Pernomian Rodrigues — Vice President - Legal and Corporate Affairs. Mr. Rodrigues has had a long legal career with extensive experience in the field of business law. He was professor of general theory of law, financial law and tax law in various educational institutions, as well as a judge on the Court of Taxes and Duties of the Secretary of the São Paulo State Finance. He worked briefly as a manager in the information technology area. Mr. Rodrigues holds a degree in Law and Doctor of Law from the University of São Paulo (USP). He is a Member of AASP (Associação dos Advogados de São Paulo) and IASP (Instituto dos Advogados de São Paulo).

Hélio Rubens Mendes dos Santos Junior - Vice President - Supply Chain. Mr. Santos Junior has a degree in Chemical and Food Engineering from the Universidade Federal de Rio Grande (FURG) with specialization in business administration from FGV in São Paulo and Universidade de Campinas (UNICAMP). He began his career at Sadia in 1988, gaining experience in the areas of production, engineering, industrial excellence, RD&I and integrated planning.

Rodrigo Reghini Vieira - Vice President - People. Mr. Vieira has had 17 years of professional experience working as a consultant, executive and entrepreneur. He was an engineer at Ericsson Telecommunications, a founding partner of Arremate.com, a director of K2 Achievements and a member of the Executive Committee of the BMG Group. He sat on the boards of directors of AGV, Morena Rosa Group S.A., Cremer and Tarpon Investimentos, where he was also a partner and Human Resources Director from 2011 to 2013. Mr. Vieira has a degree in Electrical Engineering from the Polytechnic School, USP, and an MBA from the Kellogg School of Management in the U.S.

B.                  Compensation

In 2014, the total salary paid by us to all our executive officers and the total compensation paid by us to all  members of our board of directors, fiscal council and statutory audit committee for services in all capacities was approximately R$32.7 million. In addition, we paid to our executive officers approximately R$13.6 million in 2014 as part of our profit sharing plan. The aggregate total compensation paid to members of the board of directors and executive officers in 2014 (including salaries, profit sharing payments, as described below, and benefits) was R$47.7 million.

The amount of variable compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our EBITDA but is also based on an assessment of the performance of the officer during the year by our board of directors. The amount paid depends on the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income, Value Added (GVBRF) and EBITDA measured against the budget established at the beginning of each year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

Our executive officers are also eligible to participate in our Stock Option Plan and Performance Plan. As of December 31, 2014, a total of 1,660,542 options were held by them, with a cost to our company of R$8.6 million.  For more details about our Stock Option Plan and Performance Plan, see “—E. Share Ownership—Stock Option Plan and Performance Plan.”

                The table below shows information about the options granted to directors and executive officers of BRF in previous years:

Grant	# Options	Grant Price(1)	Strike Price as of December 31, 2014	Expiration Date
2010	64,933	R$ 23.44	R$ 30.49	May 2, 2015
2011	174,928	R$ 30.85	R$ 37.67	May 1, 2016
2012	473,981	R$ 34.95	R$ 40.60	May 1, 2017
2013	434,956	R$ 46.86	R$ 51.12	May 1, 2018
2014	511,744	R$ 44.48	R$ 45.66	April 3, 2019
Total	1,660,542

(1)   The grant price refers to the average stock price at BM&F Bovespa of the last 20 trading days before the Grant date.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2014, the amount paid as benefits and private pension plan to the executive officers totaled R$1.2 million.

We compensate our alternate directors for each meeting of our board of directors that they attend. We also compensate alternate members of our fiscal council and statutory audit committee for each meeting of our fiscal council and statutory audit committee, respectively, that they attend.

Our executive officers and the members of our board of directors, statutory audit committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment other than that, in the case of executive officers, non-compete agreements are signed upon hiring. In 2014, we paid severance benefits to former executive officers in the amount of R$0.2 million.

C.                  Board Practices

For information about the date of expiration of the current term of office and the period during which each director and executive officer has served in such office, see “—A. Directors and Senior Management.” For information about contracts for benefits upon termination of employment, see “—B. Compensation.”

Fiscal Council

We have a permanent fiscal council composed of three members and their alternates who are elected at the annual shareholders’ meeting, with terms lasting until the succeeding annual shareholders’ meeting with reelection being permitted.

New elections to the fiscal council are scheduled to be held at the general shareholders’ meeting on April 8, 2015, with a proposed slate to the fiscal council to include Attilio Guaspari, as well as two new proposed members: Reginaldo Ferreira Alexandre and Marcos Vinicius Dias Severini. In addition, the proposed slate includes the following new alternates: José Violi Filho, as alternate to Henri Philippe Reichstul; and Arthur Prado Silva, as alternate to Paulo Guilherme Farah Correa. We cannot predict whether these proposed directors will, in fact, be elected at the shareholders’ meeting.

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attilio Guaspari (1)	President of the Fiscal Council	April 29, 2005	68
Agenor Azevedo dos Santos	Alternate	April 12, 2007	59
Décio Magno Andrade Stochiero	Member of the Fiscal Council	April 29, 2011	51
Tarcisio Luiz Silva Fontenelle	Alternate	April 29, 2011	52
Susana Hanna Stiphan Jabra (1)	Member of the Fiscal Council	April 24, 2012	57
Paola Rocha Freire	Alternate	April 09, 2013	35

(1)   Independent Member (as defined under the Brazilian Novo Mercado rules)

Attilio Guaspari — President of the Fiscal Council. Mr. Guaspari holds a degree in Civil Engineering and a Master’s degree in Business Sciences. He is also a member of the Audit Committee of the National Development Bank – BNDES. He was President of the Fiscal Council and the Audit Committee of both Perdigão and BRF, with the designation of audit committee financial expert. He has extensive experience in the position of Internal Audit Committee Head, as finance director and member of fiscal councils. Mr. Guaspari qualifies as an independent member of the Fiscal Council under the Novo Mercado rules.

Décio Magno Andrade Stochiero — Member of the Fiscal Council. He graduated in Business Management and has an MBA in Asset and Investment Portfolio Evaluation from the Economics and Business Administration Faculty (FEA), Universidade de São Paulo (USP). Mr. Stochiero has had a long career in the pension funds area. He currently acts as a consultant in the planning, finance and financial control areas. He is certified fiscal council member by the IBGC (Brazilian Corporate Governance Institute). Mr. Stochiero was nominated for election to our Fiscal Council by Fundação SISTEL.

Susana Hanna Stiphan Jabra – Member of the Fiscal Council. She graduated in Economics from the Economics and Business Administration Faculty (FEA), Universidade de São Paulo (USP) with Specialization in Financial Management and has an Executive MBA in Finance from INSPER. She has worked for over 30 years in large and middle market companies, participating in important operations in the capital markets. She worked as an economist at Banco Itaú S.A., as Planning and Financial Control Manager at Agência Estado Ltda., as Executive Manager for Equity Investments at PETROS and Financial Director and Investor Relations Officer at TSL Engenharia Ambiental S.A., among others. She was a full member of the Board of Directors at CPFL Energia,  Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz and CPFL Geração de Energia S.A., Fras-le S.A., Telenorte Celular Participações, Bonaire Participações S.A, among others. She was a on the Fiscal Council and Audit Committee at CPFL Energia S.A., Universo Online S.A. and FERBASA, among others. Currently, she is a member of the Board of Directors of CSU Cardsystem and a member of the Fiscal Council of JSL S.A. and Paranapanema S.A. She is also an executive partner for HJN Consultoria & Assessoria, a company specialized in corporate governance and business planning. She is a member of the Board of Directors and Fiscal Council with certification from the Brazilian Corporate Governance Institute (IBGC).

Below is a summary of the professional experience and areas of activity of our two new proposed fiscal council members.

Reginaldo Ferreira Alexandre – Proposed Member of the Fiscal Council. Mr. Ferreira Alexandre is an economist with fifteen years of experience in the area of investment analysis as an analyst, organizer and director of research teams, having held positions at Citibank, Unibanco, BBA (currently Itaú-BBA) and Itaú Corretora de Valores. He has also worked as a corporate credit analyst (Citibank) and as a consultant in the areas of strategy (Accenture) and corporate finance (Deloitte). At present, Mr. Ferreira Alexandre works for ProxyCon Consultoria Companyrial, a company dedicated to advisory and service activities in the areas of capital markets, finance and corporate governance. Mr. Ferreira Alexandre would qualify as an independent member under the Novo Mercado rules.

Marcos Vinicius Dias Severini – Proposed Member of the Fiscal Council. Mr. Dias Severini holds a degree in accounting and electrical engineering and a post-graduate degree in economic engineering. He is the controller of Valia, which he joined in October 1994. From December 1981 to 1994, Mr. Dias Severini held positions at Arthur Andersen S/C, including the position of Audit and Accounting Consultant Manager. He has also served as a member or alternate member on the supervisory boards of several companies and is chairman of the board of Fundação Vale de Seguridade Social – VALIA.

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and the company’s external auditors. The fiscal council has not typically been comparable to a U.S. audit committee; rather, its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. At our shareholders’ meeting of April 3, 2014, our shareholders approved the establishment of the Statutory Audit Committee. Thus, the Fiscal Council that performed certain functions of an Audit Committee became a pure Fiscal Council, as defined in the new bylaws dated April 3, 2014 and in accordance with Brazilian Corporation Law.

Statutory Audit Committee

Our shareholders approved the establishment of the Statutory Audit Committee at our general shareholders’ meeting held on April 3, 2014. The Statutory Audit Committee is composed of up to four members, of whom at least two must be independent members of the company’s Board of Directors (in accordance with the independence standards of the CVM, in particular CVM Instruction 509/11) and at least two must be independent external members who must not be directors or executive officers of the company. The members of the Statutory Audit Committee must be appointed by the Board of Directors for terms of two years, but for a total period not to exceed ten years. They are subject to removal from their positions by the Board of Directors at any time. The members of the Statutory Audit Committee who are also members of the Board of Directors  shall terminate concomitantly with his or her termination as a director.

The members of the Audit Committee shall comply with both Brazilian regulations, in particular CVM Instruction 509/11, and applicable U.S. regulations, including provisions of the Sarbanes–Oxley Act and rules issued by the U.S. Securities and Exchange Commission.

The following table sets forth information with respect to the members of our Statutory Audit Committee.

Name	Position Held	Current Position Held Since	Age
Sergio Ricardo Silva Rosa (2)	Coordinator	April 03, 2014	55
Fernando Maida Dall Acqua (1)(2)	Member and Financial Expert	April 03, 2014	65
Walter Fontana Filho(2)	Member	April 03, 2014	61

(1)   Audit Committee Financial Expert (as defined under the rules of the U.S. Securities and Exchange Commission)

(2)    Independent Member (as defined under the Brazilian Novo Mercado rules)

Please see “—A. Directors and Senior Management” for the biographical information of Messrs. Rosa and Fontana Filho.

Fernando Maida Dall’Acqua – Member of the Audit Committee and its Financial Expert. Mr. Dall’Acqua graduated as an agricultural engineer and has a master’s degree in Business Management from FGV and a doctorate in Economic Development from the University of Wisconsin-Madison, in the U.S. Mr. Dall’Acqua has a Research Professorship in Business Administration from FGV. He is a member of the Board of Directors and President of the Audit Committee for ISA-CTEEP (Transmissão Paulista de Energia) and Coordinator for the Audit Committee at the newspaper O Estado de São Paulo. He was also President of the Fiscal Council and Audit Committee for the Pão de Açúcar Group and Via Varejo. He was Chairman of the Banco do Povo and Finance Secretary in the São Paulo State Government. He also sat as a member on the State of São Paulo Privatization Council participating in the privatization processes of Eletropaulo, Cesp, Comgás and Banespa in addition to being involved in highway concessions and public-private partnerships for the São Paulo subway system. For four years, he was director of IICA/OAS’s Investment Projects Center for Latin America and the Caribbean and alternate director of the Federal Presidential Office’s Social and Economic Development Council. Mr. Acqua qualifies as an independent member under the Novo Mercado rules.

For more information about the Statutory Audit Committee, see “Item 10.Additional Information –– B. Memorandum and Articles of Association –– Statutory Audit Committee.”

Advisory Committees for our Board of Directors

Under our by-laws, our Board of Directors may, for advisory purposes, set up technical or consultative committees, of a non-deliberative nature, to undertake special tasks or general activities of interest to us.

In addition to the Statutory Audit Committee, we have other four advisory committees for our Board of Directors: (i) Strategy and Markets Committee, (ii) Finance and Risks Policy Committee, (iii) People, Organization and Culture Committee; and (iv) Governance and Sustainability Committee. They are composed of members of our Board of Directors, as well as other professionals.

The People, Organization and Culture Committee is responsible for advising the board of directors in setting compensation policies and the compensation of executives and employees, provides support to the executive officers in the assessment, selection and development of top leadership, advises the board of directors in the formulation and practice of BRF culture to monitor and encourage proper behavior of leaders, propose actions to align the expectations of shareholders and executives. Its members are Walter Fontana Filho (Coordinator), Paulo Assunção de Sousa, José Carlos Reis Magalhães Neto and Vicente Falconi Campos.

D.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31
	2014	2013(1)	2012(1)
Administration	13,555	16,009	3,824
Commercial	9,601	9,664	17,091
Production	81,621	84,465	93,076
Total	104,777	110,138	113,991

(1)   This information includes employees in Brazil. While the total number of employees did not change significantly, we changed the manner in which we allocate employees internally, which accounts for the difference in Administration and Commercial employees from 2013 to 2014.

All of our employees are located in Brazil, except for approximately 4,052  employees who are located abroad, mainly in Europe, Argentina and Middle East who staff our overseas sales offices and processing plants.

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

E.                  Share Ownership

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Statutory Audit Committee

As of March 17, 2015,  members of and alternates of our board of directors, our executive officers and members and alternates of our fiscal council and statutory audit committee owned the common shares of our company set forth on the table below.  The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors, Executive Officers and Members of the Fiscal Council and the Statutory Audit Committee	Common Shares	%
Directors:
Abilio dos Santos Diniz	24,053,300	2.8
Eduardo Rossi	0	0
Sérgio Ricardo Silva Rosa	0	0
Heloisa Helena Silva de Oliveira	0	0
Paulo Assunção de Sousa	0	0
Luis Carlos Fernandes Afonso	0	0
Mauro Jose Periotto	0	0
Manuela Cristina Lemos Marçal	0	0
Carlos Fernando Costa	6	0
Helena Kerr do Amaral	0	0
Luiz Fernando Furlan	5,948,216	0.7
Roberto Faldini	464	0
Manoel Cordeiro Silva Filho	0	0
Maurício da Rocha Wanderley	0	0
Walter Fontana Filho	2,323,190	0.3
Eduardo Fontana d’Avila	1,002,458	0.1
José Carlos Reis de Magalhães Neto	1	0
Fernando Shayer	1	0
Eduardo Silveira Mufarej	1	0
Vicente Falconi	2,000,000	0.2
Subtotal	35,327,637	4.0
Executive Officers:
Pedro de Andrade Faria	1	0
Gilberto Antonio Orsato	34,362	0
Augusto Ribeiro Junior	7,161	0
Helio Rubens Mendes do Santos Junior	18,145	0
Rodrigo Reghini Vieira	6,172	0
José Roberto Pernomian Rodrigues	0	0
Subtotal	65,841	0
Fiscal Council:
Attílio Guaspari	0	0
Decio Magno Andrade Stochiero	0	0
Susana Hanna Stiphan Jabra	2	0
Agenor Azevedo dos Santos	0	0
Tarcisio Luiz Silva Fontenelle	0	0
Paola Rocha Freire	0	0
Subtotal	2	0
Statutory Audit Committee(1)
Fernando Maida Dalla Acqua (1)	7,600	0
Subtotal	7,600	0
Total	35,401,078	4.1

(1)The other members of the audit committee are members of the board of director which share ownership is already included above.

For information about the stock options held by the persons listed above, including information about exercise prices, expiration dates and exercises, see “–B. Compensation.”

Stock Option Plan and Performance Plan

We have a long-term stock option plan for the executive officers and other employees of BRF and its subsidiaries for the award of stock options consisting of two instruments:  (1) a general stock option plan for annual grants as part of compensation and (2) an additional stock option plan pursuant to which an eligible executive officer may purchase additional stock options with a portion of his/her compensation based on profit-sharing (collectively, the “Stock Option Plan”).  The shares underlying options granted under the plan may consist of newly issued or treasury shares of BRF.  The Stock Option Plan is intended to attract, retain and motivate our executives in order to generate value for our companies and align their interests with the interests of our shareholders.

The Stock Option Plan is managed by our board of directors.  Under the current Stock Option Plan, the maximum number of options granted under the Stock Option Plan may not exceed, at any time, the amount equivalent to 2.5% of the total number of common shares issued by BRF.  Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors on the grant date based on the average closing price of our shares on the 20 trading days preceding the grant date.  Exercise prices are adjusted monthly based on the IPCA.

Stock options granted under the Stock Option Plan vest over three years in three equal annual installments.  Unexercised options are forfeited five years after the grant date.

As of December 31, 2014, a total of 20,067,536 options had been granted, of which 11,390,846 were outstanding and held by approximately 228 persons.  During the year ended December 31, 2014, 2,596,610 options were exercised at an average exercise price of  R$ 38.42 per share for aggregate payments to our company of R$99.8 million. As of December 31, 2014, the weighted average strike price of our outstanding options was R$54.93  per share, and the weighted average of the remaining contractual terms was 51 months.  No individual has received a number of options for common shares that, together with the common shares owned by that individual, exceed one percent of our common shares.

At the general shareholders’ meeting on April 9, 2013 and on April 3, 2014, our shareholders approved amendments to the Stock Option Plan to:

•         increase the maximum percentage of our shares that may be issued under the plan from 2.0% to 2.5% of the total share capital;

•         increase the number of windows for exercise from two to four;

•         increase the ratios of options granted to shares acquired pursuant to the additional stock option plan that apply based on the percentage of an executive officer’s net profit sharing amounts used to purchase our shares.

•         submit the granting of options to the approval of our board of directors;

•         permit our board of directors to make changes to the Stock Option Plan within the limits set forth by applicable law and the plan’s general guidelines; and

•         authorize the granting of options under the Stock Option Plan (a) annually, between February and May of each fiscal year, based on our year-end results of operations; and (b) extraordinarily, up to three times per fiscal year, for hiring, retention and promotion purposes.

The ordinary granting of stock options to the Plan’s beneficiaries is made within 30 days from execution of the annual participation agreement by the beneficiaries in the amount of the profit-sharing compensation to be paid to each beneficiary in relation to our stock trading price. The extraordinary granting of stock options to the Plan’s beneficiaries is made within 30 days from the acceptance of its terms by the beneficiaries in the amounts set forth in our proposal in relation to our stock trading price. For more information about our Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 23 to our consolidated financial statements.

In addition to changes to our Stock Option Plan, our shareholders approved at the shareholders' meeting on April 3, 2014 the Performance Stock Option Plan for Employees (“Performance Plan”) proposed by our board of directors. The purpose of the Performance Plan is, among others, to encourage the achievement of our corporate objectives by our employees, including our executive officers, and to align the interests of its beneficiaries and our shareholders.

The Performance Plan is managed by our board of directors. The criteria of this plan are very similar to the Stock Option Plan, except that it includes companies’ performance achievement as an additional condition to exercise. The maximum number of options granted under the Performance Plan may not exceed, at any time, the amount equivalent to 0.5% of the total number of common shares issued by us.  Exercise prices of stock options granted under the Performance Plan are determined by our board of directors but shall not be less than the trading price of our shares on the BM&FBOVESPA, weighted by trading volume on the 20 trading days preceding the grant date. Exercise prices are adjusted monthly based on the IPCA.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 23 to our consolidated financial statements.

The current Stock Option Plan and Performance Plan will expire on March 31, 2015. At the next shareholder meeting to be held on April 8, 2015, shareholders will be asked to approve a proposal for two new stock option plans:

•         Stock Options Plan: To be granted to directors, officers and other executives. The main changes of this new plan from the previous plan is a longer vesting period (from 3 years to 4 years) and a lock-up on the sale of shares whereby after exercising the option and purchasing shares the director, officer or executive must hold at least part of those shares for at least one year before selling them. He or she will only be permitted to sell up to the number of shares whose value covers their purchase price prior to the one-year date. In addition, should a director, officer or executive either retire or leave the company other than for cause, they would be able to exercise the options that they have accrued up to that date, and the remaining options would be immediately canceled. This plan would have an overall usage cap of 2% of the outstanding share capital of the company.

•         Restricted Stock Options Plan: The Board of Directors, as administrator of this plan, would invite a limited number of executives to use their bonus to invest in shares of BRF. By investing at least 25% of their bonus, the company would grant restricted shares that would be given to participants after 3 years as long as certain goals related to TSR (Total Shareholder Return) are achieved by the company. If the participant is laid off during those three years, the restricted shares would be immediately canceled.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The authorized capital stock of BRF is comprised of common shares. As of March 17, 2015, we had outstanding 851,461,696 common shares, or 97.59% of our total common shares, (excluding 21,011,550 common shares held in treasury), 111,157,328, or 12.74%, of which correspond to ADRs. On March 17, 2015, we had approximately 27,000 shareholders, including approximately 370 registered U.S. resident holders of our common shares (including The Bank of New York, as depositary).

Major Shareholders

The following table sets forth certain information as of March 17, 2015 (except to the extent disclosed below), with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) certain other shareholders who disclose their share ownership in Brazil.

Major Shareholders	Quantity	%
Fundação Petrobras de Seguridade Social – PETROS (1)	108,933,497	12.8
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (1)	97,521,052	11.5
Tarpon Investimentos S.A(2)	91,529,085	10.7
Fundação Sistel de Seguridade Social – SISTEL (3)	7,444,520	0.9

(1)   These pension funds are controlled by participating employees of the respective companies.

(2)   On March 24, 2014, Tarpon Investimentos S.A. (“TISA”), Tarpon Gestora de Recursos S.A. (“Tarpon Gestora”) and José Carlos Reis de Malgalhaes Neto (collectively with Tarpon Gestora and TISA, “Tarpon”) filed a Report on Schedule 13D reporting beneficial ownership of 91,529,085 common shares, representing 10.7 % of the outstanding common shares, based on 851,461,696 common shares outstanding as of March 17, 2015.

        TISA, as the holding company controlling Tarpon Gestora, may be deemed to be the beneficial owner of 91,529,085 Common Share, representing 10.7% of the outstanding Common Shares. Tarpon Gestora, as the sole investment advisor of the Funds, may be deemed to be the beneficial owner of 91,529,085 Common Shares, representing 10.7% of the outstanding Common Shares. Mr. Reis de Magalhães Neto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the beneficial owner of 91,529,085 Common Shares, representing 10.7% of the outstanding Common Shares.

(3)   Even though this shareholder individually holds less than 5%, it is required to disclose its share ownership in Brazil, because it signed the company’s contract of the BM&FBovespa Novo Mercado segment because it was party to the shareholders’ voting agreement of Perdigão S.A. Even though this agreement has already expired, the contract with BM&FBovespa is still in effect.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2012, except as described below.

•         On January 28, 2014, Tarpon Gestora de Recursos S.A,, in compliance with CVM Instruction No. 358, art. 12, reported that the investment funds and portfolios under its discretionary management acquired additional common shares of BRF, reaching a total of 79,780,190 common shares, representing 9.14% of the total common shares issued by the company.

•         On March 18, 2014, Tarpon Gestora de Recursos S.A, in compliance with CVM Instruction No. 358, art. 12, reported that the number of common shares issued by BRF held by its investment funds and portfolios under discretionary management reached 88,732,385 common shares, representing 10.17% of the total common shares issued by the company.

•         On March 28, 2014, Management Tarpon Resources S.A. informed the Company and reported that the number of common shares issued by BRF and ADRs representing common shares held by the investment funds and portfolios under its discretionary management reached 91,529,085, representing 10.49% of the total common shares issued by BRF.

•         On April 15, 2014, BlackRock, Inc., informed the company that its aggregate shareholding position had reached 34,540,789 common shares and 9,372,885 ADRs, representing approximately 5.03% of the total common shares issued by BRF.

•         On December 19, 2014, Blackrock, Inc. informed the company that it had divested common shares issued by BRF and held an overall stake of ADRs representing about 4.98% of the total common shares issued by the company.

•         On December 26, 2013, Blackrock, Inc. informed BRF that its aggregated holdings reduced to 33,841,894 common shares and 8,643,151ADRs, representing 4.86% of the total common shares issued by BRF.

•         In February 2013, the number of common shares held by investment and portfolio funds under the discretionary management of Tarpon Investimentos S.A. reached 69,988,490, representing 8.02% of our share capital. Since that time, funds managed by Tarpon Investimentos S.A. have acquired additional shares and held a total of 79,780,190 common shares, representing 9.14% of our share capital as of January 28, 2014.

•         On June 20, 2012, Blackrock, Inc. informed BRF that its aggregated holdings added up to 35,171,138 common shares and 9,605,823 ADRs, representing approximately 5.13% of the total common shares issued by the Company.

•         On March 31, 2012, the number of common shares held by investment and portfolio funds under the discretionary management of Tarpon Investimentos S.A. reached 61,106,290.0, representing 7.00% of our share capital.  Since that time, funds managed by Tarpon Investimentos S.A. have acquired additional shares and held a total of 69,988,490 common shares, representing 8.02% of our share capital as of February 28, 2013.

Our major shareholders do not have differing voting rights.

B.                  Related Party Transactions

Intercompany Loans

The parent company and its subsidiaries carry out intercompany loans. Below is a summary of the balances and rates charged for the transactions in excess of R$10.0 million as of December 31, 2014:

Counterparty			As of December 31, 2014 (in millions of reais)	Interest Rate (% p.a.)
Creditor	Debtor	Currency
BRF GmbH	BRF Global GmbH	US$	500.3	1.1
Sadia Overseas Ltd.	BRF Global GmbH	US$	385.9	7.0
BFF International Ltd.	BRF Global GmbH	US$	167.5	8.0
Sadia International Ltd.	Wellax Food Comércio	US$	156.4	1.5
Quickfood S.A.	Avex S.A.	AR$	137.5	25.0
BRF GmbH	Plusfood Holland B.V.	EUR	120.3	3.0
Perdigão International Ltd.	BRF Global GmbH	US$	9.9	0.9
BRF GmbH	BRF Foods GmbH	US$	91.3	1.2
Plusfood Holland B.V.	Plusfood B.V.	EUR	76.7	3.0
BRF GmbH	BRF Foods LLC	US$	49.7	2.5
Wellax Food Comércio	BRF GmbH	EUR	25.8	1.5
Perdigão International Ltd.	BRF S.A.	US$	14.9	0.4
BRF GmbH	BRF Global GmbH	EUR	13.2	1.5
Plusfood Holland B.V.	BRF GmbH	EUR	12.9	1.5

Other Related Party Transactions

The following summarizes the material transactions that we have engaged in with our directors, key management personnel, principal shareholders and ours and their affiliates since January 1, 2014. The disclosure of related party transactions below is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

Consulting Services

During the year ended December 31, 2014, the consulting firms Galeazzi e Associados, which is owned by our former Global CEO, Claudio Galeazzi, and Instituto de Desenvolvimento Gerencial, which is owned by our current board member, Vicente Falconi, both of which BRF has no equity interest, provided advisory services for strategic management and organizational restructuring as presented below:

	2014	2013
	(R$ million)
Galeazzi e Associados Consult Serv Ltda.	(11.6)	(7.1)
Instituto de Desenvonlvimento Gerencial S.A.	(2.9)	—
	(14.5)	(7.1)

Arrangements with FAF

The Company leased properties owned by the Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan and Fontana families, some of which are members of our board of directors. For the year ended December 31, 2014, the total amount paid as rent was R$6.2 million (R$6.0 million as of December 31, 2013). The rent value was set based on market conditions.

Transactions with Affiliated Sustainability Institutes

The Company is the guarantor of a loan obtained by the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in Sadia´s integration system, targeting the reduction of emissions of greenhouse gases. The value of these guarantees on December 21, 2014 totaled R$53.3 million (compared to R$61.0 million as of December 31, 2013).

The company recorded a liability in the amount of R$10.8 million (compared to R$13.2 million as of December 31, 2013) related to the fair value of the guarantees offered to BNDES concerning a loan made by the Sadia Sustainability Institute.

In addition to the guarantee of debt of the Sadia Sustainability Institute to set up biodigestors described above, in 2012 we agreed to purchase such biodigestors from the Sadia Sustainability Institute for R$57.1 million, with payment due in 2021, in order to ensure the maintenance of biodigestors required to obtain licenses at our plants in Concórdia in the State of Santa Catarina; Lucas do Rio Verde in the State of Mato Grosso; Rio Verde in the State of Goiás; Toledo in the State of Paraná; and Uberlândia in the State of Minas Gerais. We recorded a liability in the amount of R$61.1 million within other obligations totaling R$72.1 million as of December 31, 2012, related to this transaction.

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

We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for probable losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions, if any. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.”

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2014, our provisions for such tax proceedings was R$294.5 million, compared to R$144.6 million as of December 31, 2013.

The consolidated tax contingencies classified as probable losses involve the following main legal proceedings:

•         ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording and/or use of amounts paid in respect of the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amount is R$96.3 million as of December 31, 2014 (R$18.7 million as of December 31, 2013).

•         PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other federal taxes, in the amount of R$78.9 million as of December 31, 2014 (R$76.1 million as of December 31, 2013). The bulk of the tax assessment notices up to date relating to PIS and COFINS tax credits correspond to tax years through 2007 and 2008. Although we intend to vigorously defend against these tax assessment notices and related administrative proceedings, we expect that the number of cases and the aggregate amount of possible losses will continue to increase as the tax authorities address later tax years.

•         Income tax and social contribution: We recorded R$ 7.9 million as of December 31, 2014 (R$5.9 million as of December 31, 2013) related to Brazilian income tax IRPJ and CSLL.

•         Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other tax matters in a total amount of R$54.3 million as of December, 31, 2014  (R$36.5 million as of December 31, 2013).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss was classified as “possible” was R$8,514.3 million as of December 31, 2014 (R$7,945.0 million as of December 31, 2013). Of this amount, R$530.1 million as of December 31, 2014 (R$537.2 million as of December 31, 2013) reflected our fair value estimate of contingent tax liabilities relating to our business combination with Sadia, Avex and Danica.

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS tax credits to offset other federal tax liabilities in the amount of R$2,572.3 million as of December 31, 2014 (R$1,681.2 million as of December 31, 2013). The 2014 increase relates to new cases as well as to monetary indexation of existing cases.

•         ICMS: We are involved in a number of disputes related to the ICMS tax: (1) allegedly undue ICMS tax credits generated by tax incentives granted by states of origin (knows as the guerra fiscal dispute) in a total amount of R$1,963.1 million as of December 31, 2014 (R$1,721.0 million as of December 31, 2013); (2) the maintenance of ICMS tax credits on the acquisition of staple foods (cesta básica) with a reduced tax burden in a total amount of R$522.0 million as of December 31, 2014 (R$513.2 million as of December 31, 2013), (3) the recording of deemed ICMS tax credits in a total amount of R$100.5 million as of December 31, 2014 (R$143.0  million as of December 31, 2013); and (4) R$ 1,007.5 million as of December 31, 2014 (R$949.5 million as of December 31, 2013) related to other tax lawsuits regarding ICMS.

o    On February 13, 2015, the Supreme Court of Brazil (“STF”) issued a decision determining that the use of total ICMS tax credits in operations related to food products that are classified as staple foods in Brazil is improper. The primary issue relates to whether the tax credits may be used in full according to the State Agreement 128 (Convênio CONFAZ 128) as they have in the past or, as the court found, they should be proportional to the ICMS payable on the sale of the final product. Although BRF is not a defendant to this case, the outcome will have an impact on all companies that deal with this subject. An appeal has been made to clarify the extent of the effects of the decision, regarding which states will be covered and when the new rule would commence. Without this clarification, it is impossible to ascertain the impact that these proceedings would have on our operations, liquidity and financial results in the future. We classify the risk of losses in the cases regarding this matter as “possible.”

o    On February 5, 2015, the Company received a new tax assessment for income tax and social contribution on net income in the amount of R$521.1 million regarding the allegedly improper offset of tax losses and negative social contribution base above the 30% limit, which was done based on a legal opinion from external counsel, in connection with the Sadia merger. The administrative defenses were filed and the risk of loss was estimated as possible based on the opinion of external legal counsel.

•         Profits earned abroad: We received a tax assessment from the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad in the total amount of R$588.1 million as of December 31, 2014 (R$742.7 million as of December 31, 2013). The decrease of the total amount is related to the interest on the litigated amount, as well as the favorable final decision issued by Administrative Board of Tax Appeals on tax proceeding n# 16561.000122/2008-46, which canceled the debit of R$ 258.0 million.  Our legal defense is based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation.

•           Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. These disputes totaled R$482.9 million as of December 31, 2014 (R$386.3 million as of December 31, 2013). The increase in the amount related to 2014 is justified by new cases and monetary indexation of existing cases.

•           IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes in the amount of R$546.2 million as of December 31, 2014 (R$299.9 million as of December 31, 2013).

•         IPI premium credits: Our subsidiary Sadia is involved in a judicial dispute related to the alleged undue use of IPI premium credits to offset other federal taxes in the amount of R$420.5 million as of December 31, 2014 (R$401.2 million as of December 31, 2013). We have recorded these credits only based on a final judicial decision.

•         Normative Instruction 86: We were assessed by the Brazilian Internal Revenue Service for a total amount of R$219.4 million as of December 31, 2014 (R$179.0 million as of December 31, 2013) related to a fine for alleged non-compliance in the delivery of magnetics files for the years 2003–2005 to the tax authorities. In October 2013, the case was judged favorably for BRF by the Tax Administrative Appeals Board. The case is pending a special appeal decision by the Superior Chamber of Tax Administrative Appeal Board.

•         Social security taxes: We are involved in disputes related to social security taxes allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$113.3 million as of December 31, 2014 (R$170.6 million as of December 31, 2013).

•         Other contingencies: We are involved in other tax contingencies involving a variety of matters, including rural activities, transfer pricing and the basis for calculating social contribution taxes, totaling R$198.0 million as of December 31, 2014 (R$187.6 million as of December 31, 2013).

Additionally, we were included as co-defendant in a tax lawsuit against Huaine Participações Ltda. (a former holding company of Perdigão), claiming our liability for taxes in the amount of R$609.3 million as of December 31, 2014 (R$595.9 million as of December 31, 2013). On February 16, 2012, we received a favorable decision from the Superior Court, which remanded the matter to the lower court. However, on November 17, 2013, the Federal Court judged the lawsuit unfavorably for BRF and has determined that BRF is co-responsible for the tax debt. For this reason, we filed a new appeal to the Superior Court. In 2014, the Federal District Court (TRF-3) sustained BRF’s responsibility for the tax debt. In response, BRF filed a special and extraordinary appeal, which has been awarded suspensive effect, by precautionary measure (case nº. 0000185-28.2014.4.03.0000), which is waiting Superior Court of Justice and Supreme Court decisions. In the tax foreclosure proceeding, BRF had guaranteed the debt, which was accepted by the court, and filed an appeal, which is awaiting first instance judgment. Despite this, our external legal advisors maintain that the risk of loss in this lawsuit is remote.

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

On December 31, 2014, we were involved in 16,090 labor claims in the total amount of R$1.9 billion (amount includes risks deemed “remote”, “possible” and “probable”), compared to R$2.5 billion as of December 31, 2013. These cases are mainly related to overtime, time spent by employees when changing clothes for uniforms, work-related travel time, rest breaks, article 253 of the Labor Code (Consolidation of Labor Laws), illnesses allegedly contracted at work and work accidents. Labor claims are being processed mainly at the Lower Court level and our provisions for “probable” losses fromthese labor claims are recorded in the amount of R$330.4 million onDecember 31, 2014, compared to R$276.1 million on December 31, 2013. These provisions were recorded based on our past historical payments and in the opinion of our experts.

Included in these proceedings is a series of lawsuits filed by the Ministry of Federal Work, which related to overtime, mandatory rest breaks and other labor-related issues. Others in the industry have been the subject of similar cases, and we do not believe that these proceedings will have a material adverse effect on us. Of the 69 cases pending, some have no assigned value and the largest has a value of approximately R$23.4 million, which is included in the total amounts disclosed above. We do not agree with the arguments presented by the Ministry of Federal Labor and the decisions of these proceedings. During 2014, we had meetings and hearings with the Federal Public Ministry of Labor, seeking negotiations when we believed they were in our interest.

On October 1, 2014, we entered into a judicial agreement with the Ministry of Labor related to one of these cases to settle throughout the country a claim that the Company was not using the minimum number of young apprentices, as required by law. According to the Judicial Agreement, the Company agreed to donate R$50,000 to a charity and still has five years to hire a number of young apprentices equivalent to 5% of the total number of our production employees instead of 5% of the total number of our employees, as required by law. If the Company reaches the goal within five years, thee claim on which the lawsuit was based will be remedied. See “Item 6. Directors, Senior Management and Employees—D. Employees” for information on the breakdown of our workforce by type of employee.

Civil, Commercial and Other Proceedings

As of December 31, 2014, we were defendants in 4,542 civil proceedings amounting to total claims of R$ 947.6 million, compared to R$641.7 million as of December 31, 2013. We were defendants in several civil, commercial and others proceedings related to, among other things, traffic accidents, breach of contract claims, property damage and physical injuries. The civil, commercial and other actions we are awaiting the decisions of the applicable courts. We have recorded provisions for probable losses in the amount of R$68.8 million in connection with our pending civil, commercial and other proceedings as of December 31, 2014, compared to R$48.3 million as of December 31, 2013. We recorded these provisions based on past history of payments and the opinion of our legal counsel.

On April 27, 2014, we signed a TAC with the Public Prosecutors office of the State of Goiás due to problems in the disposal of solid materials (animal carcasses) of the Rio Verde unit. Because of this, BRF was required to pay a fine of R$1.4 million and assume other obligations that are being fulfilled by the Company.

On March 24, 2014, we signed a TAC with the Consumer Protection Agency of the State of Rio de Janeiro (Procon Carioca) due to problems in the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, the Company had to pay a fine of R$150 thousand  and assumed other obligations that are being fulfilled by the Company.  On October, 23, 2014, we received the civil action, related to this problem with distribution of milk. This case awaits judgment.

On December 14, 2009, Sadia filed a liability action for indemnification under Article 159 of the Brazilian Corporations Law against two financial managers based on negligent conduct, bad business judgment or imprudence.  These civil lawsuits are in preliminary stages. On September 27, 2010, one of these managers filed a labor lawsuit against Sadia, but the case was dismissed because the claimant was absent on the first hearing.  His right to file another similar lawsuit is now precluded.  In February 2011, the other former financial managers filed a labor lawsuit against Sadia, which is at a preliminary stage.  This case is recorded as possible losses in Sadia’s contingency system, and no provisions have been recorded.

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares since 2012 on a per share basis in reais.

Year	Description	Payment Date	Nominal Brazilian Currency per Share	U.S.$ Equivalent per Share at Payment Date
2012	Interest on shareholders’ equity	August 15, 2012	0.12	0.06
2012	Interest on shareholders’ equity	February 15, 2013	0.20	0.10
2012	Dividends	April 30, 2013	0.05	0.03
2013	Interest on shareholders’ equity	August 08, 2013	0.41	0.18
2013	Interest on shareholders’ equity	February 14, 2014	0.42	0.18
2014	Interest on shareholders’ equity	August 15, 2014	0.41	0.18
2014	Interest on shareholders’ equity	February, 13 2015	0.43	0.15
2014	Dividends	February, 13 2015	0.10	0.04

The following table sets forth total dividends and interest on shareholders’ equity paid in each year presented below:

Year	Total Dividends and Interest on Shareholders’ Equity
(in millions of reais)
2012	274.7
2013	724.0
2014	824.3

Any decision to declare and pay dividends and/or interest on shareholders’ equity in the future will be made at our discretion and will be subject to our continuing determination that such payments are in the best interests of our shareholders and are in compliance with all laws and agreements to which we are subject.

Amounts Available for Distribution

The section of this form entitled “Item 10. Additional Information –– B. Memorandum and Articles of Association ––  Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law. See “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity” under Item 10.

B.                  Significant Changes.

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this Annual Report on Form 20-F.

ITEM 9.            THE OFFER AND LISTING

A.                  Offer and Listing Details

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE.  On March 17, 2015, there were 851,461,696 common shares issued and outstanding (excluding 21,011,550 common shares held in treasury), and there were 111,157,328 ADRs outstanding, representing 12.4% of our outstanding common shares.

Price History of Our Common Shares  and ADRs

The tables below set forth the high and low closing sales prices for our common shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADRs on the NYSE for the periods indicated.

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
	High	Low	High	Low
Year
2010	27.09	21.26	16.95	11.62
2011	37.85	24.09	21.42	15.52
2012	42.79	27.74	21.46	13.70
2013	58.96	41.10	26.27	20.37
2014	67.85	40.0	27.19	16.71

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
	High	Low	High	Low
Quarter
2012
First Quarter	38.25	32.90	21.46	18.97
Second Quarter	36.01	29.85	19.98	14.92
Third Quarter	36.10	27.74	18.01	13.70
Fourth Quarter	44.10	35.70	21.11	17.62
2013
First Quarter	45.98	41.10	23.11	20.85
Second Quarter	49.92	44.51	24.83	20.49
Third Quarter	58.96	46.71	26.27	20.99
Fourth Quarter	56.20	48.17	25.93	20.37

2014
First Quarter	47.50	40.00	20.48	16.71
Second Quarter	53.40	45.45	24.31	20.04
Third Quarter	60.40	52.97	26.94	23.28
Fourth Quarter	67.85	57.14	29.19	21.22

Source: Bloomberg

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
Month	High	Low	High	Low
September 2014	60.40	56.55	26.94	23.28
October 2014	64.49	57.14	26.05	22.78
November 2014	67.85	63.36	27.19	25.71
December 2014	65.40	57.50	25.60	21.22
January 2015	64.38	60.73	24.33	22.39
February 2015	67.00	63.24	24.71	22.27

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

In order to maintain better control over the fluctuation of the São Paulo Stock Exchange index, the São Paulo Stock Exchange has a “circuit breaker” system in which the trading session is suspended for a period of 30 minutes or one hour in the event the São Paulo Stock Exchange index were to fall below the limit of 10% or 15%, respectively, in relation to the closing rate of the index of the previous trading session.

The São Paulo Stock Exchange is significantly less liquid than the NYSE and other the world’s major stock exchanges. While all of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remaining shares are often held by a single or small group of controlling persons or by governmental entities.

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

•         ensure that shares representing at least 25% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders;

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

•         require that at least 20% of our board of directors consist of independent directors; and

•         submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies and disputes involving our company, members of our board of directors, board of executive officers, fiscal council and statutory audit committee or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and regulations, our bylaws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

All members of our board of directors and board of executive officers signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

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

On December 31, 2014, our capital subscribed and paid up was R$12.553.417.953,36, which is composed of 872,473,246 book-entry shares of common stock without par value. The value of the capital stock is net of the public offering expenses of R$92.947.018,52.

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

•         To promote and reposition its retail products at points of display and points of sale to final consumers, including providing necessary support for clients that package and display our products;

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

•         To conduct reforestation activities, the harvesting, processing and sale of timber; and

•         To sell property and assets, including machinery, equipment and vehicles, to finance activities included in our corporate purpose.

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

Board of Directors

Under our bylaws, our board of directors is composed of nine members and an equal number of alternates. At the shareholders’ meeting scheduled for April 8, 2015, our shareholders will consider a resolution to decrease the size of the board of directors to nine members. The members of our board of directors and alternate directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors. Our directors and alternate directors are elected at ordinary shareholders’ meetings for a two-year term.

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

Pursuant to our bylaws, if a shareholder requests the adoption of the multiple vote system, as provided by Section 14, paragraph one of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange, and (2) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days the newspapers generally used by us are published.

The shareholders approve the aggregate compensation of the members of the board of directors and the Board of Executives Officers for each fiscal year. The board of directors decides the allocation of the compensation among its members and the members of the fiscal council.

Board of Executive Officers

Our bylaws provide for a board of executive officers composed of at least two and no more than 15 members elected for a period of two years, one of which is the Global Chief Executive Officer and one of which is the Investor Relations Officer. The titles and duties of the remaining executive officers are proposed by the Global Chief Executive Officer to the Board of Directors.

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

Statutory Audit Committee

At our shareholders’ meeting held on April 3, 2014, our shareholders approved the establishment of a permanent statutory audit committee comprised of four members, two of whom must be independent members of the board of directors and the other two of whom must be independent external members who are not members of our board of directors or our board of executive officers.  The statutory audit committee is designed to comply with CVM Instruction No. 509/11 of November 16, 2011 and to comply with the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.  See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

The statutory audit committee is an advisory body directly linked to the board of directors.  The members of the proposed audit committee would be appointed by the board of directors for terms of two years and will serve for no more than 10 years.  At least one of the members of the statutory audit committee must be a financial specialist, having knowledge of corporate accounting, auditing and finance.

The audit committee have the following functions:

•         opine on the engagement and removal of the independent auditors for the preparation of the outside independent audit or for any other service;

•         supervise the activities (a) of the independent auditors to evaluate their independence and the quality and suitability of the services rendered, (b) of our internal controls department, (c) of our internal audit department and (d) of our financial reporting department;

•         monitor the quality and integrity of our internal control mechanisms, our quarterly information, our interim and annual financial statements and additional information and metrics published on the basis of adjusted account data and non-accounting data which may incorporate information not typically reported in the financial statements;

•         evaluate and monitor our exposure to risk, including requiring detailed information on policies and procedures related to management compensation, the use of our assets and expenses incurred in our name;

•         evaluate and monitor, together with management and the internal audit department, the suitability and reasoning of transactions with related parties; and

•         prepare a summarized annual report to be presented together with the financial statements containing a description of its activities, results and conclusions reached and recommendations offered, and any situations where there is significant divergence between our management, the independent auditors and the audit committee in relation to our financial statements.

The statutory audit committee must also have funding to receive, retain and respond to whistleblower complaints, including of a confidential nature, on matters related to the scope of the company’s internal or external activities, such as those of an accounting, internal controls and auditing nature.

The statutory audit committee has a written charter, which was approved by the board of directors and describes in detail the committee’s functions and operating procedures.

Transactions in Which Members of the Board of Directors and Executive Officers Have a Conflict of Interest

Our bylaws contain a specific provision limiting the right of a member of the board of directors to vote on a proposal, arrangement or contract in which he or she has an interest that conflicts with our interests. In addition, the Brazilian Corporation Law prohibits a member of the board of directors or board of executive officers from intervening in any transaction that conflicts with the interests of the company.

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

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve must be approved by company’s shareholders at a shareholders’ meeting and may only be used to increase share capital or to absorb losses, but are not available for distribution. At December 31, 2014, we had a legal reserve of R$384.6 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which net profits exceed the sum of (1) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2014, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2014, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for two additional reserves:

•         Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. At December 31, 2014, we had reserves for increases in capital of R$1,274.2 million.

•         Expansion reserves. Under our bylaws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2014, we had an expansion reserve of R$1,901.4 million.

•         Reserves for tax incentives. Under the Brazilian Corporate Law, shareholders may decide at a meeting to retain a portion of net profits arising from donations on government grants for investment to allocate to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. At December 31, 2014, we had a reserve for tax incentives of R$385.6 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2014, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and donations. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2014, we had a capital reserve of R$109.4 million.

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

•         In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information:

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

The disclosure requirement referred to above will also apply to any person or group of persons acting jointly holding participations equal to or in excess of five percent each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.  In addition, pursuant to our bylaws, after reaching the 5% threshold, major shareholders or groups of shareholders must report any acquisition of shares that, when added to those currently held, represent more than 1% of our share capital, or multiples of that percentage. These requirements also apply to holders of debentures convertible into our shares or subscription rights that guarantee the holder the right to acquire shares.

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

C.                  Material Contracts

                BRF has not entered into any material contracts since January 1, 2013.

D.                  Exchange Controls

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

There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Common Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation that generally requires, among other things, obtaining an Electronic Registration under the Resolution No. 2,689. Under Resolution No. 2,689, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution No. 2,689 are also generally entitled to favorable tax treatment.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2014, and we do not expect to be a PFIC for 2015 or in the future, although we can provide no assurances in this regard.

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

Other Brazilian Taxes

It is important to note that any Brazilian IOF/Exchange Tax or IOF/Bonds Tax (as discussed above under “—Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.

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

Investor Relations Department

BRF S.A.

Rua Hungria, 1400

01455-000 – São Paulo – SP – Brazil

Tel.: +55 11 2322-5398

Fax: +55 11 2322-5740

E-mail: acoes@brf-br.com

I.                    Subsidiary Information

See Note 1.1 to our consolidated financial statements for a description of the Company’s subsidiaries.

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

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2014. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real  equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash and cash equivalents and the amounts of derivative instruments (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2016	2017	2018	2019	Thereafter	Carrying amount	Fair value
Assets - Short/Long-term		6,594.4	—	—	—	62.1	115.2	6,771.7	6,771.7
Fixed rate		4,551.2	—	—	—	—	—	4,551.2	4,551.2
In US dollar	0.52%	4,440.4	—	—	—	—	—	4,440.4	4,440.4
In Euros	0.16%	78.2	—	—	—	—	—	78.2	78.2
Other Currencies	0.01%	32.7	—	—	—	—	—	32.7	32.7
Variable rate		1,941.6	—	—	—	62.1	115.2	2,118.8	2,118.8
In Reais	100.85% CDI	1,722.8	—	—	—	—	—	1,722.8	1,722.8
In Reais	100% SELIC	218.8	—	—	—	62.1	—	280.9	280.9
In Reais	IGPM +12%	—	—	—	—	—	115.2	115.2	115.2
Without rate		101.7	—	—	—	—	—	101.7	101.7
In Reais	—	101.7	—	—	—	—	—	101.7	101.7
		—	—	—	—	—	—	—	—
Liabilities - Short/Long-term		2,738.9	347.5	946.9	1,345.9	156.4	6,053.8	11,589.3	11,589.3
Fixed rate		2,563.8	259.1	631.3	574.9	41.9	5,834.0	9,904.9	9,904.9
In Reais	7.16%	2,401.9	183.6	167.6	539.0	41.9	81.4	3,415.4	3,415.4
In US dollar	5.32%	46.9	—	424.4	—	—	5,752.6	6,223.9	6,223.9
In ARS	23.54%	115.0	75.5	39.2	35.9	—	—	265.7	265.7

Variable rate		175.1	88.4	315.7	771.0	114.5	219.8	1,684.4	1,684.4
In Reais		139.4	85.9	67.2	39.5	25.9	219.8	577.8	577.8
Index	TJLP+3.35%	136.3	85.9	67.2	39.5	25.9	—	354.8	354.8
Index	IGPM+4.71%	3.1	—	—	—	—	219.8	222.9	222.9
In US dollar		35.7	2.5	248.4	731.5	88.5	—	1,106.7	1,106.7
Index	LIBOR+2.71%	10.5	3.3	243.5	729.9	88.5	—	1,075.9	1,075.9
Index	UMBNDES+2.22%	27.3	8.6	4.9	1.6	0.0	—	42.4	42.4
Net		3,855.5	347.5	946.9	1,345.9	94.3	5,938.6	4,817.6	4,817.6

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2014. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2016	2017	2018	2019	Thereafter	Carrying amount	Fair value
US dollars denominated instruments	4.522,95	2,48	672,79	731,52	88,54	5.752,59	11.770,88	11.770,88
Assets	—	—	—	—	—	—	—	—
Short/Long-term investments	4.440,35	—	—	—	—	—	4.440,35	4.440,35
Average annual interest rate	0,52%	0,0%	0,0%	0,0%	0,0%	0,0%	0,52%	0,0%
Liabilities	—	—	—	—	—	—	—	—
Short/Long-term debt	82,59	2,48	672,79	731,52	88,54	5.752,59	7.330,52	7.330,52
Average annual interest rate	5,5%	26,62%	5,49%	2,99%	3,07%	5,21%	5%	—
Euro denominated instruments	78,19	—	—	—	—	—	78,19	78,19
Assets	—	—	—	—	—	—	—	—
Short/Long-term investments	78,19	—	—	—	—	—	78,19	78,19
Average annual interest rate	0,16%	—	—	—	—	—	0,16%	—
ARS denominated instruments	114,95	75,53	39,25	35,95	—	—	265,67	265,67
Liabilities	—	—	—	—	—	—	—	—
Short/Long-term debt	114,95	75,53	39,25	35,95	—	—	265,67	265,67
Average annual interest rate	23,54%	23,34%	23,75%	23,75%	—	—	23,54%	—
Other Currencies denominated instruments	32,67	—	—	—	—	—	32,67	32,67
Assets	—	—	—	—	—	—	—	—
Short/Long-term investments	32,67	—	—	—	—	—	32,67	32,67
Average annual interest rate	9,38%	—	—	—	—	—	9,38%	—

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

Exchange / Interest rate derivatives	Short Term	2016	2017	2018	2019	Thereafter	Carrying amount	Fair value
Total Notional	5,955.7	—	151.8	709.2	105.6	—	(214.3)	(214.3)

Cross currency swaps:	2.8	—	—	250.0	—	—	(92.1)	(92.1)
Receive R$/ Pay USD	—	—	—	—	—	—	—	—
Notional amount	2.8	—	—	250.0	—	—	(92.1)	(92.1)
Average annual interest received in R$	8.4%	—	—	7.8%	0%	—	—	—
Average annual interest paid in US$	(0.2%)	—	—	1.7%	0%	—	—	—
Duration	0.3	—	—	4.1	—	—	—	—
	—	—	—	—	—	—	—	—
Interest rate swaps:	540.0	—	151.8	459.2	105.6	—	(69.1)	(69.1)
Receive US$/ Pay US$/	—	—	—	—	—	—	—	—
Notional amount	—	—	151.8	459.2	55.6	—	(67.6)	(67.6)
Average annual interest received in US$	—	—	3.0%	3.0%	3.0%	0.0%	—	—
Average annual interest paid in US$	—	—	5.8%	5.8%	5.8%	0.0%	—	—
Duration	—	—	3.0	4.1	5.1	—	—	—
	—	—	—	—	—	—	—	—
Receive R$/ Pay R$	—	—	—	—	—	—	—	—
Notional amount	540.0	—	—	—	50.0	—	(1.5)	(1.5)
Average annual interest received in R$	10.1%	—	—	—	7.8%	—	—	—
Average annual interest paid in 82,2% of CDI	9.5%	—	—	—	7.3%	—	—	—
Duration	0.8	—	—	—	3.4	—	—	—
	—	—	—	—	—	—	—	—
Non deliverable forward:	2,554.7	—	—	—	—	—	(68.9)	(68.9)
Receive R$/ Pay US$	—	—	—	—	—	—	—	—
Notional amount	1,167.8	—	—	—	—	—	(62.7)	(62.7)
Average annual interest received in R$	13.1%	—	—	—	—	—	—	—
Average annual interest paid in US$	—	—	—	—	—	—	—	—
Duration	0.3	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Receive R$/ Pay Euro	—	—	—	—	—	—	—	—
Notional amount	238.9	—	—	—	—	—	0.2	0.2
Average annual interest received in R$	11.6%	—	—	—	—	—	—	—
Average annual interest paid in Euro	—	—	—	—	—	—	—	—
Duration	0.3	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Receive R$/ Pay Pounds	—	—	—	—	—	—	—	—
Notional amount	172.1	—	—	—	—	—	(2.1)	(2.1)
Average annual interest received in R$	10.2%	—	—	—	—	—	—	—
Average annual interest paid in Pounds	—	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—
								—
Receive R$/ Pay Yen	—	—	—	—	—	—	—	—
Notional amount	400.0	—	—	—	—	—	(1.6)	(1.6)
Average annual interest received in R$	7.4%	—	—	—	—	—	—	—
Average annual interest paid in Yen	—	—	—	—	—	—	—	—
Duration	0.4	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Receive US$/ Pay Euro	—	—	—	—	—	—	—	—
Notional amount	484.1	—	—	—	—	—	0.1	0.1
Average annual interest received in US$	(2.5%)	—	—	—	—	—	—	—
Average annual interest paid in Euro	—	—	—	—	—	—	—	—
Duration	0.2	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Receive US$/ Pay Pounds	—	—	—	—	—	—	—	—
Notional amount	82.8	—	—	—	—	—	(2.6)	(2.6)
Average annual interest received in US$	(2.2%)	—	—	—	—	—	—	—
Average annual interest paid in Pounds	—	—	—	—	—	—	—	—
Duration	0.2	—	—	—	—	—	—	—

Receive US$/ Pay ARS	—	—	—	—	—	—	—	—
Notional amount	8.9	—	—	—	—	—	(0.1)	(0.1)
Average annual interest received in US$	—	—	—	—	—	—	—	—
Average annual interest paid in ARS	30.9%	—	—	—	—	—	—	—
Duration	0.2	—	—	—	—	—	—	—

Embedded derivative	1,853.4	—	—	—	—	—	28.0	28.0
Receive US$/ Pay R$
Notional amount	1,853.4	—	—	—	—	—	28.0	28.0
Duration	0.5	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—

Currency forward:	289.2	—	—	—	—	—	(2.5)	(2.5)
Receive R$/ Pay US$	—	—	—	—	—	—	—	—
Notional amount	263.7	—	—	—	—	—	(2.8)	(2.8)
Average annual interest received in R$	11.0%	—	—	—	—	—	—	—
Average annual interest paid in US$	—	—	—	—	—	—	—	—
Duration	0.6	—	—	—	—	—	—	—

Receive R$/ Pay Euro
Notional amount	25.6	—	—	—	—	—	0.3	0.3
Average annual interest received in R$	11.3%	—	—	—	—	—	—	—
Average annual interest paid in Euro	—	—	—	—	—	—	—	—
Duration	0.58	—	—	—	—	—	—	—

FX Options:	462.2	—	—	—	—	—	(4.0)	(4.0)
Notional amount	462.2	—	—	—	—	—	(4.0)	(4.0)
Duration	0.2	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
FX Futures:	253.5	—	—	—	—	—	(5.7)	(5.7)
Notional amount	253.5	—	—	—	—	—	(5.7)	(5.7)
Duration	0.1	—	—	—	—	—	—	—

The table below provides further detail on our foreign currency-denominated assets and liabilities as of December 31, 2014:

	As of December 31,
	2014	2013
	(in millions of reais)
Cash and cash equivalents and marketable securities	4,551.2	2,651.9
Trade accounts receivable – third parties	1,693.3	1,593.5
Trade accounts receivable – affiliates	1.3	146.2
U/S/ dollar futures	252.3	480.2
Embedded derivative	1,853.4	—
Inventory	21.1	50.8
Exchange rate contracts (Swaps)	(4.6)	(20.2)
Loans and financing	(7,596.2)	(6,108.7)
Bonds designated as hedge accounting instruments	796.9	702.8
Prepayment exports designated as hedge accounting instruments	796.9	702.8
Trade accounts payable	(957.2)	(634.2)
Other operating assets and liabilities, net	97.6	231.5
	1,506.0	(203.4)

Foreign exchange exposure in U/S/$	567	(87)

Swaps, U.S. dollar futures and embedded derivative not designated as hedge accounting instruments, that impact our financial results and not our shareholders’ equity.

We account for the exchange rate variation clauses of our export prepayment facilities as hedging instruments that mitigate the risk of exchange rate variations relating to our exports/ See “Item 5/ Operating and Financial Review and Prospects—B/ Liquidity and Capital Resources—Export Credit Facilities—Export Prepayment Facilities” for a general description of our export prepayment facilities/  For more information about our accounting relating to these facilities, see Note 4/4/4 to our consolidated financial statements.

The table below presents a sensitivity analysis relating to our foreign exchange risk that considers five scenarios the next twelve months for the variations in exchange rates between the real  and the U/S/ dollar, the real  and the euro, and the real  and the pound sterling.  We have adopted what we believe is the most likely scenario shown in the table. The total of export sales analyzed corresponds to the total of derivative financial instruments plus the amortization flow under export prepayment facilities designated as hedge accounting instruments.

		2,6562	2,3906	1,9922	3,3203	3,9843
Exchange Rate - Brazilian Reais x U/S/ Dollar		Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	(35,3)	81,5	256,6	(327,3)	(619,2)
Currency forward	Devaluation of R$	12,2	39,4	80,3	(55,8)	(123,9)
Options - foreign currencies	Devaluation of R$	—	24,0	93,3	89,5	198,4
Prepayment export facilities(1)	Devaluation of R$	(263,0)	(183,3)	(63,8)	(462,2)	(661,4)
Bonds	Devaluation of R$	(187,9)	(108,2)	11,4	(387,1)	(586,3)
Swaps	Devaluation of R$	(77,5)	(44,7)	4,4	(159,3)	(241,2)
Exports(2)	Appreciation of R$	23,1	(144,9)	(430,2)	293,7	544,8
Non designated as hedge accounting
Embedded derivative – Lactalis	Appreciation of R$	(53,4)	(238,8)	(516,8)	409,9	873,3
U/S/ dollar futures – BMF	Devaluation of R$	5,1	30,3	68,2	(58,0)	(121,1)
Net effect		(576,7)	(544,7)	(496,6)	(656,6)	(736,6)
Shareholders' equity		(528,3)	(336,2)	(48,0)	(1,008,6)	(1,488,9)
Statement of income		(48,3)	(208,4)	(448,6)	351,9	752,2

		3,2270	2,9043	2,4203	4,0338	4,8405
Exchange Rate - Brazilian Reais x Euro		Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	6,4	30,3	66,1	(53,3)	(113,1)
Currency forward	Devaluation of R$	1,7	4,3	8,2	(4,7)	(11,2)
Exports(2)	Appreciation of R$	(8,1)	(34,6)	(74,3)	58,1	124,3
Non designated as hedge accounting
Non-deliverable forward	Devaluation of R$	1,9	50,3	122,9	(119,1)	(240,2)
Net effect		1,9	50,3	122,9	(119,1)	(240,2)
Shareholders' equity			—	—	—	—
Statement of income.		1,9	50,3	122,9	(119,2)	(240,2)

		4,1405	3,7265	3,1054	5,1756	6,2108
Exchange Rate - Brazilian Reais x Pound		Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	2,4	19,6	45,5	(40,6)	(83,6)
Exports(2)	Appreciation of R$	(2,4)	(19,6)	(45,5)	40,6	83,6
Non designated as hedge accounting
Non-deliverable forward	Devaluation of R$	(0,3)	8,0	20,4	(21,0)	(41,7)
Net effect		(0,3)	8,0	20,4	(21,0)	(41,7)
Shareholders' equity		—	—	—	—	—
Statement of income		(0,3)	8,0	20,4	(21,0)	(41,7)

		0,0222	0,0200	0,0167	0,0278	0,0333
Exchange Rate - Brazilian Reais x Yen		Cenário	Cenário I	Cenário II	Cenário III	Cenário IV
Transaction/Instrument	Risk	Atual	Apreciação 10%	Apreciação 25%	Depreciação 25%	Depreciação 50%

Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	10,9	48,6	105,3	(83,6)	(178,0)
Exports(2)	Appreciation of R$	(10,9)	(48,6)	(105,3)	83,6	178,0
Non designated as hedge accounting
Non-deliverable forward	Devaluation of R$	1,2	3,4	6,7	(4,4)	(9,9)
Net effect		1,2	3,4	6,7	(4,4)	(9,9)
Shareholders' equity		—	—	—	—	—
Statement of income		1,2	3,4	6,7	(4,4)	(9,9)

(1)   Represents contract liabilities from prepayment and exports.

(2)   Represents net sales from exports that have hedge instruments indicated in this table.

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

In the 2014 fiscal year, we used derivative instruments to mitigate the exposure to variations in live cattle prices, but we settled our position when we sold our beef assets to Minerva in October 2014. We usually used derivative instruments to protect our positions under the following transactions: (1) forward purchases of cattle, (2) contracting our own cattle confinement, (3) contracting cattle confinement in partnership with other parties and (4) spot purchases of cattle to ensure sufficient supply in the off-season. The contracts were recorded at fair value in our financial results, regardless of the month of expiration of the contracts.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                  Debt Securities

Not applicable.

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

8. Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions.  In 2014, the annual fee for depositary services was charged to holders of ADRs.

In the year ended December 31, 2014, pursuant to a letter agreement between BRF and the depositary, the depositary reimbursed us for fees, expenses and related taxes of US$2.6 million consisting of (1) expenses in connection with investor relations events of US$373.2 thousand,  (2) investor relations expenses of US$ 87.5 thousand, (3) legal expenses in connection with ongoing reporting requirements of US$115.9 thousand, (4) fees paid to self-regulatory organizations (the NYSE, the PCAOB and the FASB) and to the depositary of US$194.2 thousand and (5) fees and expenses for other services of US$1.8 million.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

The Company acquired Federal Foods LLC and BRF Alyasra Food Company K.S.C.C, on April 7, 2014 and November 21, 2014, respectively. Management excluded both companies’ disclosure controls and procedures from its evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. As of and for the year ended December 31, 2014, Federal Foods LLC had total assets of R$311,396 million and net sales of R$594,721 million, and BRF Alyasra Food Company K.S.C.C had total assets of R$119,575 million and no reported sales in 2014. For the year ended December 31, 2014, these amounts were included in the consolidated financial statements of the Company.

B.                  Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the 2013 criteria in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2014, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

The Company acquired Federal Foods LLC and BRF Alyasra Food Company K.S.C.C, on April 7, 2014 and November 21, 2014, respectively. Management excluded both companies’ internal controls over financial reporting from its assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2014. As of and for the year ended December 31, 2014, Federal Foods LLC had total assets of R$311,396 million and net sales of R$594,721 million, and BRF Alyasra Food Company K.S.C.C had total assets of R$119,575 million and no reported sales in 2014. For the year ended December 31, 2014, these amounts were included in the consolidated financial statements of the Company.

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

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.         [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Fernando Maida Dall’Acqua, a member of the Company’s Statutory Audit Committee, is an “audit committee financial expert,” as such term is defined in the SEC rules.  Mr. Dall’Acqua is independent, as such term is defined in the Novo Mercado listing rules. The Company has determined that Mr. Dall’Acqua is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D. Exemptions from the Listing Standards for Audit Committees.” See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for information regarding the experience of Mr. Dall’Acqua.

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

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended December 31, 2014, no such amendment was made or waiver granted.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to BRF by its independent auditors responsible for auditing the financial statements included in the Annual Report on Form 20-F, which was Ernst & Young Auditores Independentes S.S. for the fiscal years ended December 31, 2014 and 2013.  No payments of consultancy fees were made to the independent auditors during 2014 and 2013. The hiring of our auditors for consultancy services is subject to approval of the Board of Directors and the Fiscal Council and Audit Committee and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

	Year Ended December 31,
	2014	2013
	(in thousands of reais)
Audit fees	5,083.2	4,250.3
Audit-related fees	1,478.7	1,131.3
Tax fees	619.0	282.2
All other fees	1,615.0	—
Total fees	8,795.9	5,663.8

Audit fees in the above table are the aggregate fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements and review of our quarterly financial information.

Audit-related fees in the above table are related to financial due diligence, services related to a bond offering in 2014 and an appraisal report for the assets of Mato Gross Bovinos.

Tax fees in the above table are fees billed relating to tax due dilligence and compliance services.

All other fees for 2014 refer to providing assistance to the company in its review of supply chain process.

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Until April 3, 2014, we had a permanent Fiscal Council and availed ourselves of the exemption under paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Fiscal Council, subject to certain requirements, which continue to be applicable under Rule 10A-3.

At our shareholders’ meeting held on April 3, 2014, our shareholders amended our bylaws to establish a statutory audit committee described in “Item 10. Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”  The Company believes that the statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes provided to the statutory audit committee under the Company’s bylaws to the extent permitted by Brazilian law, the Company believes that its corporate governance system, taken as a whole, is fully equivalent to a system having an audit committee functioning as a committee of its board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law.

The Company continues to have a permanent Fiscal Council.  However, the Company no longer relies on the Fiscal Council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.    CORPORATE GOVERNANCE

We adopt best corporate governance practices based on a continual process of organizational improvement, translating into greater transparency, liquidity and confidence for our investors.

We were the first company in the food sector to list on BM&FBOVESPA’s Novo Mercado (2006), which requires us to comply with stringent listing regulations, among them, diffused control, protection mechanisms and equality of rights. In addition, the Company has adhered to Level A of the Global Reporting Initiative guidelines for the publication of its annual reports under Brazilian law.

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website (www.brf-br.com/ir).  Information on our website is not incorporated by reference in this Annual Report on Form 20-F.

Under Section 303A.11 of the NYSE Corporate Governance Rules, we are required to disclose any significant differences in our corporate governance practices from those required to be followed by U.S. companies under the NYSE listing standards. We have summarized these significant differences below.

We are permitted to follow practices in Brazil in lieu of the provisions of the NYSE Listed Company Manual, except that we are required to have a qualifying audit committee under Section 303A.06 of the Rules or avail ourselves of an appropriate exemption. As a foreign private issuer, we have established a statutory audit committee in order to avail ourselves of an exemption from the listing standards for audit committees. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Audit Committee.” In addition, our chief executive officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Listed Company Manual.  We are also required under Section 303A.12(c) of the NYSE Listed Company Manual to submit an annual written affirmation of compliance with applicable provisions of the rules and, under certain circumstances, an interim written affirmation of compliance.

Majority of Independent Directors

Under NYSE Rule 303A.01, each U.S. listed company must have a majority of independent directors. Under the Novo Mercado rules, at least 20% of our directors must be independent, and a majority of our directors currently meet that standard. In addition, the independence standards under the NYSE Listed Company Manual are different from the independence standards under the Novo Mercado rules.

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

Nominating/Corporate Governance Committee

Under NYSE Rule 303A.04, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law. However, we have a Governance and Sustainability Committee composed mostly of independent members.

Compensation Committee

NYSE Rule 303A.05 requires each U.S. listed company to have a compensation committee composed entirely of independent directors and contain more specific guidance regarding the independence standards for those directors. Listed companies must grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser and to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company. In addition, the compensation committee must assess the independence of any compensation adviser, other than the listed company’s in-house legal counsel.

We are not required to have such a committee under Brazilian practice. However, we have established the People, Organization and Culture Committee, which is responsible for advising the board of directors in setting compensation policies and the compensation of executives and employees, provides support to the executive officers in the assessment, selection and development of top leadership, advises the board of directors in the formulation and practice of BRF culture to monitor and encourage proper behavior of leaders, propose actions to align the expectations of shareholders and executives. This committee is not equivalent of, or wholly comparable to, a U.S. compensation committee. In accordance with Brazilian Corporation Law, our shareholders approve the aggregate compensation of the members of our board of directors, statutory audit committee and fiscal council  for each fiscal year. Our board of directors then decides the allocation of the compensation among its members and the members of the statutory audit committee and the fiscal council. In addition, our board of directors is directly responsible for employee and executive compensation and recruitment, incentive compensation and related matters.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have established the Statutory Audit Committee as approved at the Annual and Extraordinary General Meeting of April 3, 2014.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors recently authorized the establishment of a stock option plan to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in our company. Under our bylaws and the Brazilian Corporation Law, stock option plans for our management and employees must be approved by our shareholders. On April 3, 2014, our shareholders approved amendments to the Stock Option Plan to in the items and Stock Options Performance Plan.  For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plan and Performance Plan” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Meeting of Shareholders.”

Corporate Governance Guidelines

Under NYSE Rule 303A.09, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards described under “Item 9. The Offer and Listing—C.  Markets —São Paulo Stock Exchange Corporate Governance Standards.” In addition, we have adopted a written policy on trading of securities and  relevant disclosure matters.

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

The exhibit index attached hereto is incorporate herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BRF S.A.

By: /s/ Pedro de Andrade Faria

Name:    Pedro de Andrade Faria

Title:       Global Chief Executive Officer

By: /s/ Augusto Ribeiro Junior

Name:    Augusto Ribeiro Junior

Title:       Chief Financial Officer

Date: March 30, 2015

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this annual report on Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description
1.01

Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary meeting of the shareholders of BRF S.A. on April 3, 2014 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed April 4, 2014, SEC File No. 001-15148).

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
4.01

Stock Options Plan for Employees, approved at the ordinary and extraordinary meeting of the shareholders of BRF S.A. on April 3, 2014 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed April 4, 2014, SEC File No. 001-15148).

4.02

Stock Options Performance Plan, approved at the ordinary and extraordinary meeting of the shareholders of BRF S.A. on April 3, 2014 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed April 4, 2014, SEC File No. 001-15148).

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

BRF S.A.

We have audited BRF S.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). BRF S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Federal Foods LLC and BRF Alyasra Food Company K.S.C.C., which is included in the 2014 consolidated financial statements of BRF S.A. and constituted R$431.0 million and R$238.5 million of total and net assets, respectively, as of December 31, 2014 and R$594.7 million and R$19.1 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of BRF S.A. also did not include an evaluation of the internal control over financial reporting of Federal Foods LLC and BRF Alyasra Food Company K.S.C.C..

In our opinion, BRF S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BRF S.A. as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity  and cash flows for each of the three years in the period ended December 31, 2014 of BRF S.A. and our report dated March 30, 2015 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

March 30, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BRF S.A.

We have audited the accompanying consolidated balance sheets of BRF S.A. as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRF S.A. as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards – IFRS as issued by International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BRF S.A.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2015 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

March 30, 2015

BRF S.A. CONSOLIDATED BALANCE SHEETS December 31, 2014 and 2013 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

ASSETS	Note	12.31.14	12.31.13
CURRENT ASSETS
Cash and cash equivalents	7	6,006.9	3,127.7
Marketable securities	8	587.5	459.6
Trade accounts receivable, net	9	3,046.9	3,338.4
Inventories	10	2,941.4	3,111.6
Biological assets	11	1,130.6	1,205.9
Recoverable taxes	12	1,009.1	1,302.9
Other financial assets	21	43.1	11.6
Other current assets		764.8	535.9
		15,530.3	13,093.6

Assets of discontinued operations and held for sale	13	1,958.0	148.9
Total current assets		17,488.3	13,242.5

NON-CURRENT ASSETS
Marketable securities	8	62.1	56.0
Trade accounts receivable, net	9	7.7	7.8
Notes receivable	9	361.7	353.7
Recoverable taxes	12	912.1	800.8
Deferred income and social contribution taxes	14	714.0	665.7
Judicial deposits	15	615.7	478.7
Biological assets	11	683.2	569.0
Restricted cash	8	115.2	99.2
Other non-current assets		317.4	413.7
Investments in associates and joint ventures	16	438.4	108.0
Property, plant and equipment, net	17	10,059.3	10,821.6
Intangibles	18	4,328.6	4,757.9
Total non-current assets		18,615.4	19,132.1

TOTAL ASSETS		36,103.7	32,374.6

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED BALANCE SHEETS December 31, 2014 and 2013 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	12.31.14	12.31.13
CURRENT LIABILITIES
Short-term debt	19	2,738.9	2,696.6
Trade accounts payable	20	3,977.3	3,674.7
Payroll and related charges		427.1	433.5
Tax payable		299.9	253.7
Interest on shareholders' equity	26	430.9	336.7
Employee and management profit sharing		395.8	177.1
Other financial liabilities	21	257.4	357.2
Provision for tax, civil and labor risks	25	243.0	243.9
Pension and other post-employment plans	24	56.1	49.0
Other current liabilities		234.4	213.6
		9,060.8	8,436.0

Liabilities of discontinued operations	13	508.3	-
Total current liabilities		9,569.1	8,436.0

NON-CURRENT LIABILITIES
Long-term debt	19	8,850.4	7,484.6
Tax payable		25.9	19.5
Provision for tax, civil and labor risks	25	942.8	775.4
Deferred income and social contribution taxes	14	90.2	20.6
Pension and other post-employment plans	24	258.0	242.2
Other non-current liabilities		677.4	700.1
Total non-current liabilities		10,844.7	9,242.4

SHAREHOLDERS' EQUITY	26
Capital		12,460.5	12,460.5
Capital reserves		109.4	113.8
Income reserves		3,945.8	2,511.9
Treasury shares		(304.9)	(77.4)
Other comprehensive loss		(620.4)	(353.7)
Equity attributable to interest of controlling shareholders		15,590.4	14,655.1
Equity attributable to non-controlling interest		99.5	41.1
Total shareholders' equity		15,689.9	14,696.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		36,103.7	32,374.6

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, except earnings per share and share data)

	Note	12.31.14	12.31.13	12.31.12
CONTINUED OPERATIONS
NET SALES	30	29,006.8	27,787.5	25,974.6
Cost of sales	34	(20,497.4)	(20,877.6)	(20,072.1)
GROSS PROFIT		8,509.4	6,909.9	5,902.5
OPERATING INCOME (EXPENSES)
Selling expenses	34	(4,216.5)	(4,141.0)	(3,808.4)
General and administrative expenses	34	(402.1)	(427.3)	(364.7)
Other operating expenses, net	32	(438.1)	(458.1)	(391.8)
Income of associates and joint ventures	16	25.6	12.9	22.3
OPERATING INCOME		3,478.3	1,896.4	1,359.9
Financial expenses	33	(2,571.5)	(1,564.8)	(1,135.8)
Financial income	33	1,580.8	817.3	565.2
INCOME BEFORE TAXES		2,487.6	1,148.8	789.3
Current	14	(117.4)	(13.1)	(28.3)
Deferred	14	(235.2)	(116.0)	43.6
PROFIT FROM CONTINUED OPERATIONS		2,135.0	1,019.7	804.6
DISCONTINUED OPERATIONS

PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	13	89.8	47.2	(27.2)
NET PROFIT		2,224.8	1,066.8	777.4

Attributable to
Controlling shareholders	26	2,225.0	1,062.4	770.0
Non-controlling interest		(0.2)	4.4	7.4
		2,224.8	1,066.8	777.4
EARNINGS PER SHARE
Weighted average shares outstanding - basic		870,412,068	870,534,511	869,534,940
Earning per share - basic	27	2.55630	1.22043	0.89409
Weighted average shares outstanding - diluted		870,823,776	871,441,705	869,703,606
Earning per share - diluted	27	2.55509	1.21916	0.89392

EARNINGS PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic		870,412,068	870,534,511	869,534,940
Earning per share - basic	27	2.45311	1.16624	0.92543
Weighted average shares outstanding - diluted		870,823,776	871,441,705	869,703,606
Earning per share - diluted	27	2.45195	1.16502	0.92525

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS COMPREHENSIVE INCOME Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Note	12.31.14	12.31.13	12.31.12
Net profit		2,224.8	1,066.8	777.4
Other comprehensive income
Losses on foreign currency translation adjustments		(120.3)	(41.3)	(3.6)
Losses on available for sale marketable securities	8	(11.9)	(23.8)	13.0
Taxes on unrealized gains on available for sale securities	8	-	0.1	0.2
Unrealized losses on cash flow hedge	4	(162.8)	(260.0)	(6.9)
Taxes on unrealized losses on cash flow hedge	4	55.8	94.3	(1.7)
Other net comprehensive income to be reclassified to statements of income in subsequent periods		(239.2)	(230.7)	1.0
Actuarial gains (losses) on pension and post-employment plans	24	8.7	34.3	(33.3)
Taxes on realized gains (losses) on pension post-employment plans	24	(3.0)	(11.6)	11.3
Other net comprehensive income not to be reclassified to statements of income		5.7	22.7	(22.0)
Total comprehensive income		1,991.3	858.8	756.4
Attributable to
Controlling shareholders		1,991.5	854.4	749.0
Non-controlling interest		(0.2)	4.4	7.4
		1,991.3	858.8	756.4

See accompanying notes to the consolidated financial statements

BRF S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2014, 2013 and 2012

(Amounts expressed in millions of Brazilian Reais, except Dividend and Interest on shareholders’ interest)

	Attributable to interest of controlling shareholders
		Capital reserves		Income reserves					Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for retained profit	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Losses on cash flow hedge	Actuarial gains (losses)	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity
BALANCES AT DECEMBER 31, 2011	12,460.5	76.3	(65.3)	179.5	978.6	545.7	-	56.6	12.6	5.1	(167.3)	(11.9)	-	14,070.4	39.6	14,110.0
Comprehensive income:
Loss in foreign currency translation adjustments	-	-	-	-	-	-	-	-	(3.6)	-	-	-	-	(3.6)	-	(3.6)
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	-	-	-	13.3	-	-	-	13.2	-	13.2
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	-	(8.6)	-	-	(8.6)	-	(8.6)
Actuarial losses post employment benefits plans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Actuarial losses on defined benefit plans	-	-	-	-	-	-	-	-	-	-	-	(40.5)	18.5	(22.0)	-	(22.0)
Net profit	-	-	-	-	-	-	-	-	-	-	-	-	770.0	770.0	7.4	777.4
SUBTOTAL COMPREHENSIVE INCOME									(3.6)	13.3	(8.6)	(40.5)	788.5	749.0	7.4	756.4
Appropriation of income
Interest on shareholders' equity - R$ 0.3158 per outstanding share at the end of exercise	-	-	-	-	-	-	-	-	-	-	-	-	(274.7)	(274.7)	-	(274.7)
Legal reserve	-	-	-	40.7	-	-	-	-	-	-	-	-	(40.7)	-	-	-
Reserve for expansion	-	-	-	-	237.4	-	-	-	-	-	-	-	(237.4)	-	-	-
Reserve for capital increases	-	-	-	-	-	155.2	-	-	-	-	-	-	(155.2)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	67.4	-	-	-	-	(67.4)	-	-	-
Reserve for income retention	-	-	-	-	-	-	13.1	-	-	-	-	-	(13.1)	-	-	-
Share-based payments	-	23.0	-	-	-	-	-	-	-	-	-	-	-	23.0	-	23.0
Gains on disposal of shares	-	4.5	-	-	-	-	-	-	-	-	-	-	-	4.5	-	4.5
Acquisition of non-controlling interest	-	(33.9)	-	-	-	-	-	-	-	-	-	-	-	(33.9)	-	(33.9)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9.5)	(9.5)
Treasury shares disposed	-	-	13.4	-	-	-	-	-	-	-	-	-	-	13.4	-	13.4
BALANCES AT DECEMBER 31, 2012	12,460.5	69.9	(51.9)	220.2	1,216.0	700.9	13.1	124.0	9.0	18.4	(175.9)	(52.4)	-	14,551.7	37.5	14,589.2
Comprehensive income
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	-	(41.3)	-	-	-	-	(41.3)	-	(41.3)
Unrealized loss on available for sale marketable securities	-	-	-	-	-	-	-	-	-	(23.6)	-	-	-	(23.6)	-	(23.6)
Unrealized loss on cash flow hedge	-	-	-	-	-	-	-	-	-	-	(165.8)	-	-	(165.8)	-	(165.8)
Actuarial losses on post-employment plans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Actuarial gains (losses) on pension plans	-	-	-	-	-	-	-	-	-	-	-	78.1	(55.4)	22.6	-	22.6
Net profit	-	-	-	-	-	-	-	-	-	-	-	-	1,062.4	1,062.4	4.4	1,066.8
SUB-TOTAL COMPREHENSIVE INCOME									(41.3)	(23.6)	(165.8)	78.1	1,007.0	854.4	4.4	858.8
Appropriation of income
Dividends - R$0,05171974 per outstanding share at the end of the year	-	-	-	-	(45.3)	-	-	-	-	-	-	-	-	(45.3)	-	(45.3)
Interest on shareholders' equity - R$0.83154173 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(724.0)	(724.0)	-	(724.0)
Legal reserve	-	-	-	53.1	-	-	-	-	-	-	-	-	(53.1)	-	-	-
Reserve for expansion	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reserve for capital increases	-	-	-	-	-	121.8	-	-	-	-	-	-	(121.8)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	121.2	-	-	-	-	(121.2)	-	-	-
Reserve for retained profit	-	-	-	-	-	-	(13.1)	-	-	-	-	-	13.1	-	-	-
Share-based payments	-	26.8	-	-	-	-	-	-	-	-	-	-	-	26.8	-	26.8
Gains on disposal of shares	-	17.1	-	-	-	-	-	-	-	-	-	-	-	17.1	-	17.1
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(0.8)	(0.8)
Treasury shares acquired	-	-	(78.6)	-	-	-	-	-	-	-	-	-	-	(78.6)	-	(78.6)
Treasury shares sold	-	-	53.1	-	-	-	-	-	-	-	-	-	-	53.1	-	53.2
BALANCES AT DECEMBER 31, 2013	12,460.5	113.8	(77.4)	273.4	1,170.7	822.7	-	245.2	(32.3)	(5.3)	(341.7)	25.7	-	14,655.1	41.1	14,696.2

See accompanying notes to the consolidated financial statements.

BRF S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2014, 2013 and 2012

(Amounts expressed in millions of Brazilian Reais, except Dividend and Interest on shareholders’ interest)

	Attributable to interest of controlling shareholders
		Capital reserves		Income reserves					Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for retained profit	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Losses on cash flow hedge	Actuarial gains (losses)	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity
BALANCES AT DECEMBER 31, 2013	12,460.5	113.8	(77.4)	273.4	1,170.7	822.7	-	245.2	(32.3)	(5.3)	(341.7)	25.7	-	14,655.1	41.1	14,696.2

Comprehensive income
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	-	(120.3)	-	-	-	-	(120.3)	-	(120.3)
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	-	-	-	(11.9)	-	-	-	(11.9)	-	(11.9)
Unrealized gain in cash flow hedge	-	-	-	-	-	-	-	-	-	-	(107.0)	-	-	(107.0)	-	(107.0)
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(27.4)	33.2	5.8	-	5.8
Net profit	-	-	-	-	-	-	-	-	-	-	-	-	2,225.0	2,225.0	(0.2)	2,224.8
SUB-TOTAL COMPREHENSIVE INCOME									(120.3)	(11.9)	(107.0)	(27.4)	2,258.2	1,991.5	(0.2)	1,991.3
Appropriation of income
Dividends - R$0,09972393 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(86.5)	(86.5)	-	(86.5)
Interest on shareholders' equity - R$0.84863360 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(737.8)	(737.8)	-	(737.8)
Legal reserve	-	-	-	111.3	-	-	-	-	-	-	-	-	(111.3)	-	-	-
Reserve for expansion	-	-	-	-	730.7	-	-	-	-	-	-	-	(730.7)	-	-	-
Reserve for capital increases	-	-	-	-	-	451.6	-	-	-	-	-	-	(451.6)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	140.4	-	-	-	-	(140.4)	-	-	-
Share-based payments	-	20.7	-	-	-	-	-	-	-	-	-	-	-	20.7	-	20.7
Gains on disposal of shares	-	(23.7)	-	-	-	-	-	-	-	-	-	-	-	(23.7)	-	(23.7)
Acquisition of non-controlling interest	-	(1.3)	-	-	-	-	-	-	-	-	-	-	-	(1.3)	-	(1.3)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	58.5	58.5
Treasury shares acquired	-	-	(350.9)	-	-	-	-	-	-	-	-	-	-	(350.9)	-	(350.9)
Treasury shares sold	-	-	123.4	-	-	-	-	-	-	-	-	-	-	123.4	-	123.4
BALANCES AT DECEMBER 31, 2014	12,460.5	109.4	(304.9)	384.6	1,901.4	1,274.2	-	385.6	(152.6)	(17.3)	(448.7)	(1.7)	-	15,590.4	99.5	15,689.9

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in thousands of Brazilian Reais, unless otherwise stated)

	12.31.14	12.31.13	12.31.12
OPERATING ACTIVITIES
Net profit	2,135.2	1,015.3	797.3
Adjustments to reconcile net profit to net cash provided by operating activities from continued operations
Non-controlling interest	(0.2)	4.4	7.4
Depreciation and amortization	1,230.4	1,117.4	942.5
Equity income of associates and joint ventures	(25.6)	(12.9)	(22.4)
Loss on the execution of Performence Commitement Agreement ("TCD")	-	-	108.9
Gain on business combination	(25.0)	-	-
Gain on transaction with Minerva (note 6.2.2)	(179.3)	-	-
Gain on disposal of property, plant and equipment	(111.4)	(85.2)	13.3
Deferred income tax	235.2	116.0	(43.6)
Provision for tax, civil and labor risks	306.6	314.8	132.5
Other provisions	70.3	(60.2)	(6.2)
Exchange rate variations and interest	1,173.8	1,253.2	885.2
Changes in operating assets and liabilities
Investments in trading securities	(295.4)	-	(2,529.0)
Redemptions of trading securities	218.9	118.1	3,344.9
Investments in available for sale securities	-	-	(10.8)
Redemptions of available for sale securities	-	-	11.5
Trade accounts receivable	459.2	(188.3)	90.3
Inventories	369.2	(110.6)	(361.8)
Biological assets - current assets	75.3	165.1	(214.9)
Other financial assets and liabilities	(284.5)	(158.4)	(20.9)
Trade accounts payable	202.9	402.1	669.4
Payment of tax, civil and labor provisions	(259.4)	(284.8)	(203.1)
Interest paid	(618.7)	(568.4)	(494.7)
Payroll and related charges	(5.6)	(2.3)	(97.5)
Interest on shareholders' equity received	54.7	22.3	9.0
Other operating assets and liabilities	115.0	155.6	(560.6)
Net cash provided by operating activities from continued operations	4,841.6	3,213.2	2,446.7
Net cash provided by operating activities from discontinued operations	160.2	105.5	(3.1)
Net cash provided by operating activities	5,001.8	3,318.7	2,443.6

INVESTING ACTIVITIES
Investments in held to maturity securities	-	(315.0)	(48.6)
Redemptions of held to maturity marketable securities	-	429.2	94.2
Investments in available for sale securities	(43.9)	(144.9)	-
Redemptions of available for sale securities	43.4	156.2	-
Restricted cash	(16.0)	(6.2)	(14.2)
Business combination, net of cash acquired	(372.8)	-	(10.6)
Investments in associates and joint venturies	(54.8)	(73.0)	(52.0)
Additions to property, plant and equipment	(1,021.0)	(1,180.6)	(1,688.9)
Additions to biological assets - non-current assets	(517.5)	(501.8)	(493.9)
Proceeds from disposals of property, plant and equipment	170.6	265.8	51.3
Additions to intangible assets	(50.4)	(54.6)	(14.6)
Net cash used in investing activities from continued operations	(1,862.4)	(1,424.9)	(2,177.3)
Net cash used in investing activities from discontinued operations	(51.2)	(87.7)	(195.5)
Net cash used in investing activities	(1,913.6)	(1,512.6)	(2,372.8)

FINANCING ACTIVITIES
Proceeds from debt issuance	5,116.8	3,744.3	5,258.2
Repayment of debt	(4,707.8)	(3,897.0)	(4,347.6)
Treasury shares acquired	(350.9)	(78.6)	-
Treasury shares disposal	99.8	53.2	13.4
Acquisition of non-controlling interest	-	-	(33.9)
Payments of dividends and interest on shareholders' equity	(726.0)	(579.1)	(439.8)
Net cash provided by financing activities	(568.1)	(757.2)	450.3
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	359.1	148.2	42.9
Net increase in cash in cash and cash equivalents	2,879.2	1,197.0	563.9
At the beginning of the year	3,127.7	1,930.7	1,366.8
At the end of the year	6,006.9	3,127.7	1,930.7

See accompanying notes to the consolidated financial statements.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.            COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its consolidated subsidiaries (collectively the “Company”) is one of Brazil’s largest companies in the food industry. BRF is a public company, listed on the New Market of Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. Its headquarter are located at 475, Rua Jorge Tzachel in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry and  pork for processing, production and sale of fresh meat, processed products, pasta, sauce, mayonnaise, frozen vegetables and soybean by-products, among which the following are highlighted:

•                Whole chickens and frozen cuts of chicken, turkey and pork;

•                Ham products, bologna, sausages, frankfurters and other smoked products;

•                Hamburgers, breaded meat products and meatballs;

•                Lasagnas, pizzas, cheese breads, pies and frozen vegetables;

•                Margarine, sauces and mayonnaise; and

•                Soy meal and refined soy flour, as well as animal feed.

As previously disclosed to the market, the Company's Management was studying the best strategic alternative to the operating segment of dairy products and decided to discontinue such segment after analyzing an offer for acquisition made by a subsidiary of Groupe Lactalis, details of which are presented in note 13.

As of December 31, 2014, the Company's activities are segregated into 3 operating segments, being Domestic Market (Brazil), Foreign Market (International) and Food Service, as disclosed in note 5.

In the Domestic Market, the Company operates 34 meat processing plants, 3 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plants, located close to the Company’s raw material suppliers or the main consumer centers.

The Company has an advanced distribution system and uses 27 distribution centers to deliver its products to supermarkets, retail stores, wholesalers, restaurants and other institutional customers in domestic and foreign markets.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In the Foreign Market, the Company operates 7 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 frozen vegetables processing plant and 15 distribution centers, besides subsidiaries or sales offices in Argentina, Austria, Cayman Islands, Chile, China, France, Germany, Hungary, Italy, Japan, Kuwait, Nigeria, Oman, Portugal, Russia, Saudi Arabia, Singapore, South Africa, South Korea, Spain, The Netherlands, United Arab Emirates, United Kingdom, Uruguay and  Venezuela. The Company exports to more than 120 countries.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each subsidiary, associate and joint venture:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)
					% equity interest
Entity		Main activity	Country	Participation	12.31.14	12.31.13

Avipal Centro-oeste S.A.	(a)	Industrialization and commercialization of milk	Brazil	Direct	100.00%	100.00%
Avipal S.A. Construtora e Incorporadora	(s)	Construction and real estate marketing	Brazil	Direct	-	100.00%
BRF GmbH		Holding	Austria	Direct	100.00%	100.00%
Al Khan Foodstuff LLC	(l)	Import, commercialization and distribution of products	Oman	Joint venture	40.00%	-
Al-Wafi Food Products Factory LLC		Industrialization and commercialization of products	United Arab Emirates	Indirect	49.00%	49.00%
Badi Ltd.		Import and commercialization of products	United Arab Emirates	Indirect	100.00%	100.00%
Al-Wafi Al-Takamol Imp.		Import and commercialization of products	Saudi Arabia	Indirect	75.00%	75.00%
BRF Al Yasra Food K.S.C.C.	(p)	Import and commercialization and distribution of products	Kuwait	Indirect	75.00%	-
BRF Global Company South Africa Proprietary Ltd.		Import and commercialization of products	South Africa	Indirect	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	1.00%	1.00%
BRF Foods GmbH	(f)	Industralization, import and commercialization of products	Austria	Indirect	100.00%	-
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	90.00%	90.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	99.00%	99.00%
BRF Global GmbH	(b)	Holding and trading	Austria	Indirect	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
Qualy 5201 B.V.	(b)	Import and commercialization of products	The Netherlands	Indirect	100.00%	100.00%
BRF Japan KK		Marketing and logistics services	Japan	Indirect	100.00%	100.00%
BRF Korea LLC		Marketing and logistics services	South Korea	Indirect	100.00%	100.00%
BRF Singapore PTE Ltd.		Marketing and logistics services	Singapore	Indirect	100.00%	100.00%
Federal Foods LLC	(d)	Import and commercialization of products	United Arab Emirates	Indirect	49.00%	49.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
Perdigão France SARL		Marketing and logistics services	France	Indirect	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	Indirect	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	Indirect	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	Indirect	100.00%	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	Indirect	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	Indirect	100.00%	100.00%
Plusfood B.V.		Industrialization, import and commercialization of products	The Netherlands	Indirect	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	Indirect	100.00%	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	Indirect	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	Indirect	67.00%	67.00%
Plusfood UK Ltd.		Import and commercialization of products	England	Indirect	100.00%	100.00%
Plusfood Wrexham		Industrialization, import and commercialization of products	England	Indirect	100.00%	100.00%
Rising Star Food Company Ltd.	(i)	Industralization, import and commercialization of products	China	-	-	50.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	40.00%	40.00%
Sadia Foods GmbH	(a)	Import and commercialization of products	Germany	Indirect	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	10.00%	10.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
Elebat Alimentos S.A.	(o)	Industrialization and commercialization of products	Brazil	Direct	99.00%	-
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercialization of dairy products	Argentina	Direct	98.26%	98.26%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	Associate	49.00%	49.00%
Mato Grosso Bovinos S.A.	(e) (m)	Participation in other companies	Brazil	Direct	-	99.00%
Minerva S.A.	(n)	Industrialization and commercialization of products	Brazil	Associate	16.29%	-
Nutrifont Alimentos S.A.	(c)	Industrialization and commercialization of products	Brazil	Associate	50.00%	50.00%
Perdigão Trading S.A.	(r)	Holding	Brazil	Direct	-	100.00%
PSA Laboratório Veterinário Ltda.	(q)	Veterinary activities	Brazil	Indirect	-	12.00%
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	Associate	33.33%	33.33%
PSA Laboratório Veterinário Ltda.	(q)	Veterinary activities	Brazil	Direct	100.00%	88.00%
Elebat Alimentos S.A.	(o)	Industrialization and commercialization of products	Brazil	Indirect	1.00%	-
Sino dos Alpes Alimentos Ltda.	(a) (k)	Industrialization and commercialization of products	Brazil	Indirect	99.99%	100.00%
PR-SAD Administração de bem próprio S.A.	(g)	Management of assets	Brazil	Associate	33.33%	-
Quickfood S.A.		Industrialization and commercialization of products	Argentina	Direct	90.05%	90.05%
Sadia Alimentos S.A.		Import and export of products	Argentina	Direct	99.98%	99.98%
Avex S.A.	(j)	Industrialization and commercialization of products	Argentina	Indirect	95.00%	99.46%
Flora Dánica S.A.		Industrialization and commercialization of products	Argentina	Indirect	95.00%	95.00%
GB Dan S.A.		Industrialization and commercialization of products	Argentina	Indirect	5.00%	5.00%
Flora San Luis S.A.		Industrialization and commercialization of products	Argentina	Indirect	95.00%	95.00%
Flora Dánica S.A.		Industrialization and commercialization of products	Argentina	Indirect	5.00%	5.00%
GB Dan S.A.		Industrialization and commercialization of products	Argentina	Indirect	95.00%	95.00%
Flora San Luis S.A.		Industrialization and commercialization of products	Argentina	Indirect	5.00%	5.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	Direct	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	60.00%	60.00%
Sadia U.K. Ltd.	(h)	Import and commercialization of products	England	Indirect	-	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Indirect	100.00%	100.00%
Avex S.A.	(j)	Industrialization and commercialization of products	Argentina	Indirect	5.00%	-
Sadia Alimentos S.A.		Import and export of products	Argentina	Indirect	0.02%	0.02%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	Direct	100.00%	100.00%
UP Alimentos Ltda.		Industrialization and commercializations of products	Brazil	Associate	50.00%	50.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real state	Brazil	Direct	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercialization of dairy products	Argentina	Indirect	1.74%	1.74%
Sino dos Alpes Alimentos Ltda.	(a) (k)	Industrialization and commercialization of products	Brazil	Indirect	0.01%	-

(a)       Dormant subsidiaries.

(b)       The wholly-owned subsidiary BRF Global GmbH started to operate as a trading in the European market as from May 1, 2013. In addition, it owns 101 direct subsidiaries in Madeira, Portugal, with an investment of R$3.0 as of December 31, 2014 (R$2.8 as of December 31, 2013) and a direct subsidiary in Den Bosch, The Netherlands, denominated Qualy 20 with an investment of R$4.4 as of December 31, 2014 (R$1.1 as of December 31, 2013). The wholly-owned subsidiary Qualy 5201 B.V. owns 213 subsidiaries in The Netherlands being the amount of this investment of R$14.6 as of December 31, 2014 (R$10.5 as of December 31, 2013). The purpose of these 2 subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(c)       Subsidiary in pre-operating phase.

(d)       On January, 16, 2013 BRF acquired 49% of the equity interest with the right to 60% of dividends as permitted by Federal Law Nº 8/1984, in force in the United Arab Emirates and according to the shareholders’ agreement. On April 09, 2014, the Company announced the conclusion of purchase of 100% of the economic rights.

(e)       On February 11, 2014 name changed from BRF Suínos do Sul Ltda. to Mato Grosso Bovinos S.A.. This subsidiary was part of the share exchange transaction with Minerva (note 6.2.2).

(f)        On February 21, 2014, establishment of wholly-owned subsidiary.

(g)       On March 14, 2014, acquisition of equity interest.

(h)       On April 12, 2014, liquidation of wholly-owned subsidiary.

(i)        On April 30, 2014, disposal of 50% of equity interest held by BRF GmbH to Dah Chong Hong Limited.

(j)        On June 26, 2014, Sadia Alimentos S.A. sold 5% of its equity interest of Avex S.A. to Sadia Uruguay S.A..

(k)       On June 27, 2014, PSA Laboratório Veterinário Ltda., sold 1 (one) share to VIP S.A. Empreendimentos e Participações Imobiliárias.

(l)        On July 03, 2014, acquisition of 40% of equity interest of Al Khan Foodtuff LLC.

(m)      On October 1, 2014, sale equity interest to Minerva S.A. in connection with the transaction disclosed in note 6.2.2.

(n)       On October 1, 2014, acquisition of equity interest (note 6.2.2).

(o)       On October 15, 2014, subsidiary incorporated by BRF S.A.

(p)       On November 21, 2014, acquisition of equity interest.

(q)       On December 1, 2014, corporate restructuring due to liquidation of the wholly-owned subsidiary Perdigão Trading S.A.

(r)        On December 1, 2014, liquidation of wholly-owned subsidiary.

(s)       On December 31, 2014, liquidation of wholly-owned subsidiary.

1.1.        Step acquisition – Federal Foods LLC (“FF”)

On April 09, 2014, the Company concluded the acquisition of the remaining economic interest for consideration of R$61.5, becoming the controlling shareholder of FF (note 6.1.1).

1.2.        Acquisition of equity interest of Al Khan Foods LLC (“AKF”)

On July 03, 2014, the Company concluded the acquisition of a 40% equity interest in AKF (note 6.2.1).

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.3.        Acquisition of equity interest of Alyasra Food Company W.L.L. (“AFC”)

On November 21, 2014, the Company acquired a 75% equity interest in BRF AFC (note 6.1.2).

1.4.        Exercise of call option - Carambeí (PR) Facility

On May 13, 2012, the Company entered into an agreement with Marfrig Alimentos S.A. (“Marfrig”), under which the risks and rewards of ownership relating to the pork slaughtering and processing manufacturing facility located in the City of Carambeí, State of Paraná, were transferred to Marfrig. In accordance with the terms of the agreement, Marfrig had a call option to purchase manufacturing facility for R$188.0, adjusted for variation in the General Price Market Index (“IGP-M”) exercisable until June 01, 2014.

Rights and obligations related to this agreement were assumed by Seara Brasil (“Seara”), a subsidiary of the Marfrig Group, which was acquired by JBS Group in October 2013.

On May 30, 2014, Seara exercised the call option and paid to BRF the amount of R$57.3. The remaining balance of R$138.0 will be paid installments through June, 2016 adjusted by IGP-M, which was recorded as notes receivables. In connection with this transaction, the Company recorded a gain of R$141.5 as other operating income.

1.5.        Acquisition of equity interest of Minerva S.A.

On October 01, 2014, BRF concluded the share exchange transaction with Minerva S.A. (note 6.2.2).

1.6.        Conclusion of the sales contract of the dairy segment by BRF to Groupe Lactalis ("Parmalat")

On December 05, 2014, BRF entered into an agreement with Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”), subsidiary of Parmalat S.p.A, an Italian public company owned by Groupe Lactalis, for the sale of its operating segment of dairy products (note 13).

1.7.        Seasonality

The Company does not operate with any significant seasonality through the year. In general, during the fourth quarter of each year demand in Brazil is slightly stronger than in the other quarters, due to Christmas and New Year Celebrations.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s consolidated financial statements are expressed in millions of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the consolidated financial statements.

The preparation of the Company’s financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, costs, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amounts of the affected assets and liabilities in future periods.

The consolidated financial statements were prepared on the historical cost basis except for the following items which are measured at fair value:

•           derivative and non-derivative financial instruments, being changes to fair value recognized  through the statement of income;

•           available for sale financial assets; and

•           share-based payments and employee benefits.

As a result of the Company’s decision to discontinue the operating segment of dairy products the consolidated statements of income and cash flows for the years ended December 31, 2013 and 2012 are disclosed in accordance with the requirements of IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.        Consolidation: the consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Intercompany accounts and transaction have been eliminated in consolidation. Non-controlling interest is presented separately.

3.2.        Functional currency: the financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries are translated into Brazilian Reais, which is the functional and presentation currency of the Company, using the following criteria:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Foreign subsidiaries with functional currency – UAE Dirham, Euro, Argentine Peso and Omani Rial.

•      Assets and liabilities are translated at the exchange rate in effect at year-end;

•      Statement of income accounts are translated based on the monthly average rate; and

•      The cumulative effects of gains or losses upon translation are recognized as Accumulated Foreign Currency Translation Adjustments component of other comprehensive income.

Foreign subsidiaries with functional currency – Brazilian Reais translate foreign currency balances using the following criteria:

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate in effect at year-end;

•      Statement of income accounts are translated based on monthly average rate; and

•      The cumulative effects of gains or losses upon translation are recognized in the statement of income.

Goodwill arising from a foreign business combination is denominated in the functional currency of the acquired entity and translated at the year-end exchange rate for the presentation currency of the Company.

The accounting policies have been consistently applied by all subsidiaries included in consolidation.

3.3.        Investment in associates and joint ventures: the Company’s investments in its associates and joint ventures are accounted using the equity method. An associate is an entity over which the Company has significant influence, which is the power to participate in the financial and operating policy decisions of the investee but it is not control or joint control over those policies. Joint venture is a type of joint arrangement, whereby the parties that have joint control of the agreement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.4.        Business combinations: are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition are accounted for as an expense when incurred.

When acquiring a business, management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and pertinent conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units.

3.5.        Segment information: an operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels. Information according to the nature and characteristics of the products is also disclosed, as follows: poultry, pork and beef, processed products, other processed products and other sales.

3.6.        Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. Highly liquid investments classified as cash equivalents, due to their nature, are measured at fair value through the profit and loss, and will be used in a short period time.

3.7.        Financial instruments: financial assets and liabilities are recorded when the Company becomes party to the contractual provisions of the instruments and classified into the following categories:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.7.1.   Marketable securities: are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•        Trading securities: acquired for sale or repurchase in the short-term, recorded at fair value with changes to fair value recorded as financial income or expense;

•           Held to maturity: when the Company has the intention and ability to hold them until maturity, investments are recorded at amortized cost, plus interest, monetary and exchange rate changes, when applicable, and recognized as financial income or expense; and

•           Available for sale: comprises the remaining securities that are not classified in any of the categories above, which are measured at fair value, with changes to fair value recorded in other comprehensive income while the asset is not realized, net of taxes. Interest, monetary correction and exchange differences, when applicable, are recognized as financial income or expense.

3.7.2.  Derivatives financial instruments measured at fair value: are those actively traded on organized markets and fair value is determined based on the amounts quoted on an active market at the balance sheet date. These financial instruments are designated at their inception date, classified as other financial assets and/or liabilities, with a corresponding entry in financial income or expenses or cash flow hedge gains or losses, a component of other comprehensive income, net of taxes.

3.7.3.  Hedge transactions: the Company utilizes derivative and non-derivative financial instruments, as disclosed in note 4, to hedge the exposure to foreign exchange and interest rates or to modify the characteristics of financial assets and liabilities and highly probable transactions, which are: (i) highly correlated to changes in the market value of the item being hedged, both at the inception date and throughout the term of the contract (effectiveness between 80% and 125%); (ii) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) considered  effective in the mitigation of the risk associated with the hedged exposure. These transactions are accounted for in accordance with IAS 39.

Hedges that meet the criteria for being recognized as hedge accounting are recorded as cash flow hedge.

In a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognized as other comprehensive income, while the ineffective portion of the hedge is recognized immediately as financial income or expense.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The amounts recorded as other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects the statement of income, for example, when the forecasted revenue in foreign currency occurs.

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

3.8.        Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of current and non-current trade accounts receivable, trade payables, social obligations and other non-current liabilities. The Company adopts the weighted average cost of capital nominal (“WACC”) to determine the adjustment to present value to those assets and liabilities, which corresponds to annual rate of 11.20% in 2014.

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

3.10.     Inventories: are measured at the weighted average cost method, not exceeding market value or net realizable value.  Provisions for obsolescence, adjustments to net realizable value and deteriorated are recorded when necessary. Usual production losses are included in monthly cost, whereas unusual losses, if any, are charged to other operating expenses.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.11.     Biological assets: the consumables and production biological assets (live animals) are measured at their cost and forests are measured at their fair value.

3.12.     Assets held for sale and assets and liabilities of discontinued operations: are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

The statements of income and cash flows from discontinued operations are disclosed separately from those of continuing operations of the Company.

3.13.     Property, plant and equipment: stated at the cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. Borrowing costs are capitalized as a component of construction in progress, pursuant to IAS 23, considering the weighted average interest rate of the Company’s debt at the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an analysis of impairment indicators of property, plant and equipment along with goodwill impairment test. If an impairment indicator is identified, the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The recoverability of these assets was tested for impairment in 2014, and no adjustments were identified. The details of this test are described in note 18.

Gains and losses on disposals of property, plant and equipment items are calculated by comparing the proceeds of the disposals with their net book values and recognized in the statement of income at the disposal date.

3.14.     Intangible assets: Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized but recognized in the statement of income as incurred.

The useful life of intangible assets is assessed as finite or indefinite.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Intangible assets with a finite useful life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or on a cash generating unit level. The Company records goodwill and trademarks as intangibles assets with indefinite useful life.

Goodwill recoverability was tested for fiscal year 2014 and no impairment loss was identified.  Such test involved the adoption of assumptions and judgments, as disclosed in note 18.

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

Deferred taxes are recorded on IRPJ and CSLL tax losses and temporary differences between the tax basis and the carrying amounts of assets and liabilities and classified as non-current assets, as required by IAS 01. When the Company’s analysis indicates that the realization of these credits is not probable, a valuation allowance is recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets and liabilities must be measured by the tax rates that are expected to be applicable for the period when the assets are expected to be realized and liabilities settled.

3.16.     Accounts payable and trade accounts payable: are initially recognized at fair value plus any accrued charges, monetary and exchange variations incurred through the balance sheet date.

3.17.     Provision for tax, civil and labor risks and contingent liabilities: are recognized when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that a cash outflow will be required to settle the obligation and its amount can be reliably estimated.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company is party to various lawsuits, including, tax, labor and civil claims. The assessment of the likelihood of an unfavorable outcome in these lawsuits includes the analysis of the available evidence, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance on the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new claims or court decisions.

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

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The expense or income arising from the movement during the year is recognized in the statement of income under other operating expense or income. No expense is recognized for options that have not completed their vesting period.

The dilution effect of outstanding options is reflected as additional dilution in the calculation of diluted earnings per share.

3.20.     Pension and other post-employment plans: the Company sponsor's 04 supplementary defined benefit and defined contribution plans, as well as other post-employment benefits, for which an annual actuarial appraisal report is prepared by an independent actuary. The costing of defined benefits is determined separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of a limit on contributions and yields on plan contributions and are recognized in the balance sheet with a contra entry in other comprehensive income when incurred. These measurements are not reclassified to the statement of income in subsequent periods.

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

The past service cost and net interest on defined benefit liability or asset are recognized in the statement of income within other operating expense or income.

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

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.22.     Determination of income: results from operations are recorded on an accrual basis.

3.23.     Revenue recognition: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts.

Revenues are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

The Company has incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses. These programs may include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

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

3.25.     Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (received from investments in associates and joint ventures), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method.

3.26.     Grants and government assistance: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established are met and related benefits will be received. The amounts are accounted for as follows:

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

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.27.     Dividends and interest on shareholders’ equity:  the proposal for payment of dividends and interest on shareholders’ equity made by the Company’s Management, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by management before the end of  the accounting period covered by the consolidated financial statements, not yet approved by the shareholders, is recorded as  additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is stated as an allocation of income directly in shareholders’ equity.

3.28.    Transactions and balances in foreign currency: transactions in foreign currency are translated into Brazilian Reais (the Company's functional currency) using the exchange rates at the transactions dates. Balance sheet accounts in foreign currency are translated using the exchange rates at the date of the financial statements and the gains or losses on foreign exchange variation are recognized financial income or expense.

The exchange rates in Brazilian Reais that are effective at the balance sheet dates are as follows:

Exchange rate at the balance sheet date	12.31.14	12.31.13
U.S. Dollar (US$ or USD)	2.6562	2.3426
Euro (€ or EUR)	3.2270	3.2265
Pound Sterling (£ or GBP)	4.1405	3.8728
Argentine Peso ($ or ARS)	0.3172	0.3594
Omani Rial (OMR)	6.8992	6.0847
UAE Dirhan (AED)	0.7232	0.6379

Average rates
U.S. Dollar (US$ or USD)	2.3536	2.1576
Euro (€ or EUR)	3.1221	2.8677
Pound Sterling (£ or GBP)	3.8721	3.3779
Argentine Peso ($ or ARS)	0.2905	0.3947
Omani Rial (OMR)	6.1134	5.6078
UAE Dirhan (AED)	0.6408	0.5875

3.29.     Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

•         fair value of financial instruments (see note 4);

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         annual analysis of recoverable amounts of  non-financial assets (see note 5 and 18);

•         measurement of fair value of items related to business combinations (see note 6);

•         allowance for doubtful accounts (see note 9);

•         net realizable value provision for inventories (see note 10);

•         biological assets (see note 11);

•         annual analysis of recoverable amounts of taxes (see note 12 and 14);

•         useful lives of property, plant and equipment and intangible (see note 17 and 18);

•         share-based payment transactions (see note 23);

•         pension and post-employment plans (see note 24); and

•         provision for tax, civil and labor risks (see note 25).

The Company reviews the estimates and underlying assumptions used in its accounting estimates on a quarterly basis. Revisions to accounting estimates are recognized in the period in each the estimates are revised.

4.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.        Overview

In the normal course of its business, the Company is exposed to credit, liquidity and market risks, which are actively managed in conformity with the Risk Policy and internal guidelines subject to such policy.

The Risk Policy is under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors, with clear and defined roles and responsibilities, as follows:

•         The Board of Directors is responsible for approving the Risk Policy and defining the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders. The current risk policy was reviewed and approved on November 26, 2014, which if valid for a  2-year period and automatically renewed once for the same period;

•         The Financial Risk Management Committee is in charge for the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging strategies and monitoring the risk exposure levels to ensure compliance with Risk Policy;

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         The Board of Executive Officers is in charge of the evaluation of the Company’s exposure for each identified risk, according to the guidelines established by the Board of Directors; and

•         The Risk Management area has as a crucial role in monitoring, evaluating and reporting of the financial risks taken by the Company.

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

a.            Credit risk management

The Company is subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts, as follows:

•         Credit risk associated with trade accounts receivable is actively managed by dedicated team, through specific systems. Furthermore, it should be noted the diversification of the customer portfolio and the concession of credit to customers with good financial and operational conditions. The Company does not usually require collateral for sales to customer, and it has  contracted credit insurance policy for specific markets; and

•         Credit risk associated with financial investments and derivative contracts is mitigated by the Company’s policy of working with prime institutions.

On December 31, 2014, the Company had financial investments over R$10.0 at the following financial institutions: Banco BNP, Banco Bradesco, Banco do Brasil, Banco do Nordeste, Banco HSBC, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Standard Chartered and Societe Generale.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco do Brasil, Banco HSBC, Banco Itaú, Banco Santander, Banco Votorantim, Barclays, Citibank, Deutsche Bank, ING Bank, JP Morgan, Merrill Lynch, Banco BNP and Rabobank.

b.            Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events that may affect the Company’s cash flow. Thus, the Company utilizes the following metrics:

•         Cash Flow at Risk (“CFaR”), which aims to statistically estimates the cash flows for the next twelve months and the Company’s liquidity exposure. The Company determined that the minimum cash available should be equivalent mainly to the average monthly billing and EBITDA for the last twelve-month period; and

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         Value at Risk ("VaR") is used for derivative transactions that require payments of periodic adjustments. Currently, the Company holds only BM&F operations with daily adjustments and in order to monitor them, such methodology is utilized, which statistically measures potential maximum adjustments to be paid at intervals of 1 to 21-days.

The Company maintains its leverage levels in order to avoid any impact to its ability to settle commitments and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2014, the long term debt portion accounted for 76.4% (73.5% as of December 31, 2013) of the total outstanding debt with an average term greater than 5 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of December 31, 2014:

	12.31.14
	Book value	Cash flow contracted	2015	2016	2017	2018	2019	After 5 years
Non derivative financial liabilities
Loans and financing	4,674.1	5,063.4	2,812.8	353.6	547.2	856.3	174.6	319.0
BRF bonds	5,702.4	8,170.7	302.9	302.9	302.9	783.5	264.1	6,214.4
BFF bonds	595.4	816.0	42.3	42.3	42.3	42.3	42.3	604.6
Sadia bonds	427.3	497.3	29.2	29.2	439.0	-	-	-
Quickfood bonds	190.1	192.7	45.5	-	71.9	39.2	35.9	-
Trade accounts payable	3,977.3	3,977.3	3,977.3	-	-	-	-	-
Capital lease (1)	243.8	363.3	88.2	58.3	34.5	29.5	22.4	130.4
Operational lease	-	788.2	169.4	152.1	128.8	111.4	93.6	132.9

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate and exchange rate derivatives	158.0	187.3	22.8	29.7	29.6	104.6	0.6	-
Currency derivatives (NDF)	77.1	(2.2)	(2.2)	-	-	-	-	-
Fixed exchange rate	3.4	(13.3)	(13.3)	-	-	-	-	-
Currency derivatives (options)	7.2	1.8	1.8	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	2.8	0.1	0.1	-	-	-	-	-
Currency derivatives (Future)	5.7	5.7	5.7	-	-	-	-	-
Interest rate and exchange rate derivatives	3.2	(2.1)	(1.3)	(0.3)	(0.3)	(0.2)	-	-

(1)     It does not include the capital leases contracted with financial institutions which are included in loans and financing line above.

c.            Interest rate risk management

Interest rate risk is the one the Company incurs in economic losses resulting from changes in these rates, which could affect its assets and liabilities.

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

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company’s indebtedness is essentially tied to the London Interbank Offered rate ("LIBOR"), fixed coupon (“R$ and USD”), Long Term Interest Rate ("TJLP") and Monetary Unit of the Bank National Economic and Social Development ("UMBNDES") rates. In case of adverse changes in the market that result in LIBOR, TJLP and UMBNDES rise, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms.

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

The Risk Policy is intended to protect the Company's results from these variations, in order to:

•         Protect operating revenues and costs that are related to transactions arising from commercial activities, such as estimated exports and purchases of raw materials, utilizing hedging instruments, that is, to protect its future cash flow denominated in foreign currency; and

•         Manage assets and liabilities denominated in foreign currencies in order to protect the balance sheet of the Company, through the use of over-the-counter and futures transactions.

The Company’s consolidated financial statements are mainly impacted by the following currencies: (i) U.S. Dollar, (ii) Euro, (iii) Yen, (iv) Pound Sterling and (v) Argentine Peso.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Assets and liabilities denominated in foreign currency are as follows:

	12.31.14	12.31.13
	Total exposure
Cash and cash equivalents and marketable securities	4,551.2	2,651.9
Trade accounts receivable	1,693.3	1,593.5
Receivables from subsidiaries	1.3	146.2
Dollar future agreements	252.3	480.2
Embedded derivative (see note 13.1)	1,853.4	-
Inventories	21.1	50.8
Exchange rate contracts (Swaps)	(4.6)	(20.2)
Loans and financing	(7,596.2)	(6,108.7)
Bonds designated as cash flow hedge	796.9	702.8
Export prepayments designated as cash flow hedge	796.9	702.8
Trade accounts payable	(957.2)	(634.2)
Other assets and liabilities, net	97.6	231.5
	1,506.0	(203.4)

Foreign exchange exposure (in US$)	567.0	(86.8)

Foreign exchange exposure impacting the statement of income (in US$)	550.5	28.8
Foreign exchange exposure included in other comprehensive income (in US$)	16.5	(115.6)

Foreign exchange exposure (in US$)	567.0	(86.8)

The Company's net foreign exchange exposure as of December 31, 2014 corresponds to an asset amounting to US$567.0. Due to the impacts of the functional currency, net foreign exchange exposure is composed of: (i) an asset totaling US$550.5, on which variations are recorded in statement of income and (ii) an asset totaling US$16.5, on which variations are recognized in comprehensive income. On December 31, 2014, the net foreign exchange exposure is within the limit set by the Company's Risk Policy.

e.            Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and oil and live hogs, which are some of the individual components of production cost.

Corn, soymeal and oil prices are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, government’s agricultural policy, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hogs acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to reduce the impact resulting from a price increase of these raw materials, and may utilize derivative instruments or inventory management for this purpose. Currently,

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

the management of inventory levels is used as a hedging instrument.

f.             Capital management

The Company’s definition of the adequate capital structure is essentially associated with (i) cash strength as a tolerance factor to liquidity volatility, (ii) financial leverage and (iii) maximization of the opportunity cost of capital.

The cash and liquidity strategy takes into consideration the historical scenarios of volatility of results as well as simulations of sectorial and systemic crises and is based on permitting the resilience in scenarios of restricted access to capital.

Financial leverage aims the balance between the different sources of funding and their conditions of allocation in order to maximize the opportunity cost to BRF in its business expansion initiatives. Moreover, the objective of maintaining the investment grade disciplines the weighting of using own and third party capital.

The Company monitors levels of debt and net debt, which are shown below:

	12.31.14			12.31.13
	Current	Non-current	Total	Total
Foreign currency debt	(197.6)	(7,398.6)	(7,596.2)	(6,108.7)
Local currency debt	(2,541.3)	(1,451.8)	(3,993.1)	(4,072.5)
Other financial liabilities	(257.4)	-	(257.4)	(357.2)
Gross debt	(2,996.3)	(8,850.4)	(11,846.7)	(10,538.4)

Marketable securities and cash and cash equivalents	6,594.4	62.1	6,656.5	3,643.3
Other financial assets	43.1	-	43.1	11.6
Restricted cash	-	115.2	115.2	99.2
Net debt	3,641.2	(8,673.1)	(5,031.9)	(6,784.3)

4.2.        Derivative and non-derivative financial instruments designated as hedge accounting

As permitted by IAS 39, the Company applies hedge accounting to its derivative instruments classified as cash flow hedges, in accordance with the Risk Policy. Cash flow hedges consist of hedging the exposure to variations in cash flows attributable to a particular risk associated with a recognized asset or liability, or a highly probable transaction that could affect profit and loss.

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

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues by documenting:

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

The retrospective test is based on the analysis of the coverage ratio. This ratio compares the fair value variation accumulated since the inception of the hedged item (date of hedge designation) with the accumulated variation of the derivative and non- derivative financial instrument since its inception.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The effectiveness of the hedge is determined at the settlement date of the financial instrument, by comparing the cumulative changes of highly probable revenues with the gains or losses arising from the financial instruments.

The Company, within its hedge accounting strategy, utilizes the following financial instruments:

a.            Non-deliverable forwards – NDF

Non-deliverable forward contract is the future commitment to purchase or sell currencies on a certain date in the future for a predetermined price. This contract does not require physical settlement of contracted positions, but the financial settlement of the difference between the settlement price and the predetermined price of the contract.

b.            Interest rate and currency swap

Similar to a non-deliverable forward contract, the swap is the future commitment to buy or sell interest rates or currency at a specified date in the future for a predetermined price. The particularity in this type of transaction is the possibility to exchange cash flows on various dates. The Company contracts swaps that do not require the physical settlement of contracted positions, but the financial settlement of the difference between the settlement price and the price established in the contract.

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

d.            Fixed exchange rate

Fixed exchange rate is a non-derivative financial instrument contracted from financial institutions that allows the definition of a future rate to internalization of cash arising from foreign activities. Contractually, there is the requirement of submission of export invoices to prove its nature which will be internalized trough closing of exchange rate. Such contract has similar characteristics of a non-deliverable forward derivative contract because it determines, at its inception, a future exchange rate. Nevertheless, the contract requires a physical settlement of the contracted positions.

e.            Export prepayments – PPEs

The Company utilizes the exchange rates variation of export prepayments contracts (“PPEs”) as a hedge instrument for the highly probable future sales in foreign currency.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

f.             Senior unsecured notes – Bonds

The Company designates part of the transactions involving Senior Unsecured Notes (Bond BRF2022 and 2023) as hedge accounting.

4.2.1 Breakdown of the balances of derivative financial instruments

The positions of outstanding derivative financial instruments as of December 31, 2014 and 2013 are as follows:

			12.31.14		12.31.13
Instrument	Hedge object	Reference currency (notional)	Reference value (notional)	Fair value (1)	Reference value (notional)	Fair value (1)
Financial instruments designated as cash flow hedge
NDF - Dollar sale	Currency	USD	439.7	(62.7)	190.0	(21.3)
NDF - Euro sale	Currency	EUR	74.0	0.2	106.8	(25.2)
NDF - Pound Sterling sale	Currency	GBP	41.6	(2.1)	33.0	(12.1)
NDF - Yen sale	Currency	JPY	16,993.2	(2.8)	-	-
Currency swap - US$	Currency	BRL	250.0	(90.3)	573.0	(203.9)
Interest rate swap - US$	Interest	USD	200.0	(29.1)	200.0	(33.2)
Fixed exchange rate - US$	Currency	USD	102.5	(2.8)	160.0	(10.4)
Fixed exchange rate - Euro	Currency	EUR	8.0	0.3	-	-
Options (Collar) - US$	Currency	USD	164.0	(4.0)	120.0	(0.3)
Interest rate swap - US$	Interest	USD	200.0	(38.6)	200.0	(38.8)
Total				(231.9)		(345.2)

Financial instruments not designated as cash flow hedge
NDF - Yen sale	Currency	JPY	1,000.0	1.1	-	-
Embedded derivative - (note 13.2)	Currency	USD	697.8	28.0	-	-
Currency swap - US$	Currency	USD	2.8	(1.8)	14.0	(6.1)
Interest rate - R$	Interest	BRL	590.0	(1.4)	317.4	0.6
Options	Live cattle	BRL	-	-	6.7	(0.2)
NDF	Live cattle	BRL	-	-	3.3	(0.5)
Future - BM&FBovespa	Live cattle	BRL	-	-	4.4	-
Future - BM&FBovespa	Currency	USD	95.0	(5.7)	205.0	3.2
NDF - Euro	Currency	EUR	150.0	0.1	150.0	2.7
NDF - Pound Sterling	Currency	GBP	20.0	(2.6)	15.0	(0.2)
NDF - Peso	Currency	USD	3.4	(0.1)	-	-
Total				17.6		(0.4)
				-		-
Total				(214.3)		(345.6)

(1)     The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, obtained from the database of Bloomberg and BM&FBOVESPA.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

a.            Non-deliverable forwards – NDF

The position of the outstanding non-deliverable forward – NDF as of December 31, 2014, by maturity, as well as the weighted average exchange rates and the fair value, are presented as follows:

12.31.14
	R$ x US$			R$ x EUR			R$ x GBP			R$ x JPY
Maturities	Notional (US$)	Average rate	Fair value	Notional (EUR)	Average rate	Fair value	Notional (GBP)	Average rate	Fair value	Notional (JPY)	Average rate	Fair value
Financial instruments designated as cash flow hedge
January 2015	104.1	2.5538	(11.0)	12.0	3.1955	(0.5)	4.4	4.0142	(0.5)	3,013.3	0.0231	2.5
February 2015	67.8	2.5043	(11.6)	11.0	3.2565	0.1	3.9	4.0767	(0.3)	4,100.0	0.0229	1.9
March 2015	47.3	2.4665	(10.6)	11.6	3.2743	(0.1)	5.5	4.1039	(0.4)	1,000.0	0.0219	(0.7)
April 2015	45.0	2.4509	(11.7)	7.9	3.1809	(1.0)	4.3	4.0961	(0.6)	1,000.0	0.0221	(0.7)
May 2015	46.2	2.5392	(8.9)	9.7	3.2801	(0.5)	4.6	4.0088	(0.3)	1,000.0	0.0223	(0.7)
June 2015	32.6	2.6095	(4.8)	10.6	3.4497	0.9	4.6	4.3034	-	1,000.0	0.0225	(0.7)
July 2015	43.5	2.6862	(4.0)	6.1	3.4803	0.5	4.9	4.3278	-	1,000.0	0.0227	(0.8)
August 2015	27.7	2.8184	0.2	3.1	3.5179	0.3	2.6	4.3691	-	1,000.0	0.0228	(0.8)
September 2015	7.7	2.7831	(0.4)	2.0	3.6880	0.5	2.6	4.4002	-	1,000.0	0.0230	(0.8)
October 2015	7.7	2.8035	(0.4)	-	-	-	2.7	4.4360	-	1,000.0	0.0232	(0.8)
November 2015	10.0	2.9434	0.6	-	-	-	1.5	4.4760	-	1,879.9	0.0236	(1.1)
	439.6	2.5759	(62.7)	74.0	3.3132	0.2	41.6	4.1989	(2.1)	16,993.2	0.0229	(2.8)

	EUR x US$			GBP x US$			JPY x R$			ARS x US$
Maturities	Notional (EUR)	Average rate	Fair value	Notional (GBP)	Average rate	Fair value	Notional (JPY)	Average rate	Fair value	Notional (ARS)	Average rate	Fair value
Financial instruments not designated as cash flow hedge
January 2015	-	-	-	-	-	-	1,000.0	0.0234	1.1	-	-	-
March 2015	150.0	1.2196	0.1	20.0	1.5535	(2.6)	-	-	-	3.4	9.1700	(0.1)
	150.0	1.2196	0.1	20.0	1.5535	(2.6)	1,000.0	0.0234	1.1	3.4	9.1700	(0.1)

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

b.            Interest rate and currency swaps

The position of interest rate and currency swaps is presented as follows:

				12.31.14
Instrument	Maturity	Assets (Hedged object)	Liabilities (Protected risk)	Notional	Fair value
Financial instruments designated as cash flow hedge

Interest rate	01.22.18	LIBOR 6M + 2.82% p.a.	5.86% p.a.	100.0	(15.5)
Interest rate	06.18.18	LIBOR 3M + 2.60% p.a.	5.47% p.a.	100.0	(13.6)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.90% p.a.	100.0	(19.4)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.88% p.a.	100.0	(19.2)
					(67.7)

Currency swap	05.22.18	R$ + 7.75%	US$ + 1.60%	250.0	(90.3)

					(158.0)

Financial instruments not designated as cash flow hedge
Interest rate - Bond	05.22.18	R$ (Fixed rate of 7.75% p.a.)	68.84% CDI	50.0	(0.2)
Interest rate - NCE	06.19.15	R$ (Fixed rate of 8.00% p.a.)	66.30% CDI	50.0
Interest rate - NCE	11.19.15	R$ (Fixed rate of 10.84% p.a.)	89.84% CDI	300.0	(1.0)
Interest rate - NCE	06.29.15	R$ (Fixed rate of 8.00% p.a.)	67.35% CDI	90.0
Interest rate - NCE	10.29.15	R$ (Fixed rate of 10.84% p.a.)	89.35% CDI	100.0	(0.2)

					(1.4)

Currency swap	03.16.15	R$ (Fixed rate of 8.41% p.a.)	US$ - 0.20%	2.8	(1.8)

					(3.2)

c.            Fixed exchange rate

The position of fixed exchange rate designated as cash flow hedge is presented as follows:

	12.31.14
	R$ x US$			R$ x US$
Maturities	Notional US$	Average US$	Fair value	Notional Euro	Average Euro	Fair value
April 2015	5.0	2.7222	-	-	-	-
May 2015	5.0	2.7387	-	-	-	-
June 2015	35.0	2.6723	(3.1)	-	-	-
July 2015	5.0	2.7910	-	5.0	3.4126	0.1
August 2015	15.0	2.8302	0.2	3.0	3.4977	0.2
September 2015	15.0	2.8580	0.3	-	-	-
October 2015	15.0	2.8695	0.1	-	-	-
November 2015	7.7	2.8411	(0.3)	-	-	-
	102.7	2.7754	(2.8)	8.0	3.4445	0.3

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

d.            Options

The Company designates as a cash flow hedge only the variation in the intrinsic value of its options, recognizing the time value of the premium in the financial result. If the hedge is not effective and the option is not exercised due to devaluation of the Brazilian Real, the losses related to the options will be recognized as financial expenses in the statement of income.

The Company has designated transactions involving options denominated collar which is a purchase of a put option ("PUT") and a sale of a call option ("CALL").

When the market price of any of the options is not available in an active market, the fair value is based on an option pricing model (Black-Scholes or Binomial).

		12.31.14
		R$ x US$
Type	Maturities	Notional (US$)	Average US$	Fair value

Financial instruments designated as cash flow hedge
Collar - Put (Purchase)	From 10.2014 to 04.2015	164.0	2.5362	3.2
Collar - Call (Sale)	From 10.2014 to 04.2015	(164.0)	2.7748	(7.2)
Total Option (Collar)				(4.0)

4.2.2 Breakdown of the balances of non-derivative financial instruments

The position of non-derivative financial instruments is presented as follows:

			12.31.14		12.31.13
Instrument	Hedge object	Reference currency (notional)	Value (notional)	Fair value (1)	Value (notional)	Fair value (1)
Financial instruments designated as cash flow hedge

Export prepayment - PPEs	Exchange	USD	300.0	796.9	300.0	702.8
Senior unsecured notes - Bonds	Exchange	USD	300.0	796.9	300.0	702.8

			600.0	1,593.8	600.0	1,405.6

(1)     Notional converted by Ptax rate in effect at year-end.

a.            Export prepayments – PPEs

The position of PPEs is presented as follows:

			12.31.14
Hedge Instrument	Type of risk hedged	Maturities	Notional (US$)	Average rate	Fair value

Export prepayment - PPE	US$ (E.R.)	02.2017 to 02.2019	300.0	1.7796	796.9

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

b.            Senior unsecured notes – Bonds

The position of bonds designated as cash flow hedges is presented as follows:

			12.31.14
Hedge Instrument	Type of risk hedged	Maturities	Notional (US$)	Average rate	Fair value

BRF SA BRFSBZ5	US$ (E.R.)	06.2022	150.0	2.0213	398.4
BRF SA BRFSBZ3	US$ (E.R.)	05.2023	150.0	2.0387	398.4

			300.0	2.0300	796.8

4.3.        Gains and losses of derivative and non-derivative financial instruments

The unrealized gains and losses of derivative and non-derivative financial instruments designated as cash flow hedges are recorded as a component of other comprehensive income, as set forth below:

	12.31.14	12.31.13
Derivatives designated as cash flow hedges
Foreign exchange risks	(152.7)	(172.4)
Interest risks	(59.3)	(64.9)
	(212.0)	(237.3)

Non derivatives designated as cash flow hedges
Foreign exchange risks	(450.8)	(262.7)

Gross losses	(662.8)	(500.0)
Deferred taxes on losses	214.1	158.3
Losses, net of taxes	(448.7)	(341.7)

Change in gross losses	(162.8)	(260.1)
Income taxes on financial instruments adjustments	55.8	94.3
Impact in other comprehensive income	(107.0)	(165.8)

On December 31, 2014, the realized transactions with derivative and non-derivative financial instruments designated as cash flow hedge resulted in a loss of R$77.1 (loss of R$133.7 as of December 31, 2013), composed by a net loss amounting to R$72.3 (loss of R$132.6 as of December 31, 2013) recorded as gross revenues and a net loss of R$4.8 (loss of R$1.1 as of December 31, 2013) recorded in the financial result.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.4.        Breakdown of financial instruments by category – except derivatives

	12.31.14
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	62.1	-	62.1
Restricted cash	-	-	-	115.2	-	115.2
Trade accounts receivable	3,054.6	-	-	-	-	3,054.6
Notes receivable	576.7	-	-	-	-	576.7
Other receivables	195.5	-	-	-	-	195.5
Fair value
Marketable securities	-	303.9	283.6	-	-	587.5
	-	-	-	-	-	-
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,977.3)	(3,977.3)
Loans and financing	-	-	-	-	-	-
Local currency	-	-	-	-	(3,454.4)	(3,454.4)
Foreign currency	-	-	-	-	(7,596.2)	(7,596.2)
Capital lease payable	-	-	-	-	(243.8)	(243.8)
Fair value
Loans and financing - NCE	-	-	-	-	(538.7)	(538.7)
	3,826.8	303.9	283.6	177.3	(15,810.4)	(11,218.8)

	12.31.13
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	56.0	-	56.0
Restricted cash	-	-	-	99.2	-	99.2
Trade accounts receivable	3,346.2	-	-	-	-	3,346.2
Notes receivable	502.7	-	-	-	-	502.7
Other receivables	284.7	-	-	-	-	284.7
Fair value
Marketable securities	-	280.4	179.2	-	-	459.6

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,674.7)	(3,674.7)
Loans and financing	-	-	-	-	-	-
Local currency	-	-	-	-	(4,072.5)	(4,072.5)
Foreign currency	-	-	-	-	(6,108.7)	(6,108.7)
Capital lease payable	-	-	-	-	(188.8)	(188.8)
	4,133.6	280.4	179.2	155.2	(14,044.7)	(9,296.3)

4.5.        Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the appropriate accounting pronouncements, which refer to concepts of valuation and disclosure requirements.

Specifically with respect to disclosure, the Company applies the hierarchy requirements set out in IFRS 13, which involves the following aspects:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         The fair value is the price that an asset could be exchanged and a liability could be settled, between knowledgeable willing parties in an arm’s length transaction; and

•         Hierarchy on three levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The fair value measurement is based on 3 levels of hierarchy which considers observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s valuation methodologist. These 2 types of inputs create the hierarchy of fair value set forth below:

•         Level 1 – Prices quoted (unadjusted) for identical instruments in active markets;

•         Level 2 – Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and

•         Level 3 – Instruments whose significant inputs are non-observable.

The table below presents the overall classification of financial assets and liabilities according to the valuation hierarchy. The fair value of financial instruments presented below was based on prices observed in active markets, level 1 of the hierarchy for fair value measurement.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company determines if occurred transfers between levels of hierarchy, reassessing the classification (based on lower and significant level of information for measuring fair value) at the end of each reporting period.

During 2014 and 2013, there were no transfers between levels 1 and 2 of the fair value measurement hierarchy of the Company.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.14
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	187.9	-	-	187.9
Brazilian foreign debt securities	92.4	-	-	92.4
Other	23.6	-	-	23.6
Held for trading
Bank deposit certificates	-	64.8	-	64.8
Financial treasury bills	218.8	-	-	218.8
Other financial assets
Derivatives designed as hedges	-	13.8	-	13.8
Derivatives not designated as hedges	-	29.3	-	29.3
	522.7	107.9	-	630.6
Liabilities
Financial liabilities
Loans and financing	-	(538.7)	-	(538.7)
Other financial liabilities	-	-	-	-
Derivatives designed as hedges	-	(245.7)	-	(245.7)
Derivatives not designated as hedges	-	(11.7)	-	(11.7)
	-	(796.1)	-	(796.1)

	12.31.13
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	174.0	-	-	174.0
Brazilian foreign debt securities	105.3	-	-	105.3
Other	0.5	-	-	0.5
Stocks	0.6	-	-	0.6
Held for trading
Bank deposit certificates	-	114.4	-	114.4
Financial treasury bills	64.8	-	-	64.8
Other financial assets
Derivatives designed as hedges	-	5.6	-	5.6
Derivatives not designated as hedges	-	6.0	-	6.0
	345.2	126.0	-	471.2
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedges	-	(350.2)	-	(350.2)
Derivatives not designated as hedges	-	(7.0)	-	(7.0)
	-	(357.2)	-	(357.2)

The following is a description of the valuation methodologies utilized by the Company for measuring financial instruments at fair value:

•         Investments in Credit linked notes, Brazilian foreign debt securities, Financial Treasury Bills (“LFT”), investment funds and stocks are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market;

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         Investments in Bank Deposit Certificates (“CDB”) are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

•         Derivative financial instruments are valued through existing pricing models widely accepted by the financial market and described in Appendix III of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 in the valuation hierarchy, including interest rates swap and foreign currency derivatives.

4.6.        Comparison between book value and fair value of financial instruments

Except for the items presented below, the book value of all other financial instruments approximate fair value. The fair value of financial instruments presented below was based on prices observed in active markets, level 1 of the hierarchy for fair value measurement.

		12.31.14		12.31.13
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(1,995.2)	(2,101.5)	(1,757.6)	(1,754.4)
BRF SA BRFSBZ4	2024	(1,961.0)	(1,953.9)	-	-
BRF SA BRFSBZ3	2023	(1,245.0)	(1,241.5)	(1,076.2)	(915.2)
BRF SA BRFSBZ7	2018	(501.2)	(439.5)	(500.3)	(416.9)
BFF bonds
Sadia Overseas BRFSBZ7	2020	(595.4)	(679.6)	(1,502.0)	(1,654.9)
Sadia bonds
Sadia Overseas BRFSBZ6	2017	(427.3)	(457.5)	(520.6)	(574.9)
Quickfood bonds
Quickfood	2016	(190.1)	(190.1)	(54.6)	(54.6)
Consolidated		(6,915.2)	(7,063.6)	(5,411.3)	(5,370.9)

4.7.        Table of sensitivity analysis

The Company has financing, loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure, it contracts derivative financial instruments.

The Company understands that current interest rate fluctuations do not affect its financial results significantly, since it opted to fix the exchange rate of a significant portion of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as cash flow hedges and, therefore, their effectiveness is monitored through prospective and retrospective tests.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In the table presented below, 5 scenarios are considered for the next twelve-month period, considering the percentage variations of the quote of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro, Brazilian Reais and Pounds Sterling and Brazilian Reais and Yen whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as cash flow hedge.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		2.6562	2.3906	1.9922	3.3203	3.9843
Parity - Brazilian Reais x U.S. Dollar		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Financial instruments designated as cash flow hedge
Non-deliverable forward and Deliverable forward (cash flow hedge)	Devaluation of R$	(35.3)	81.5	256.6	(327.3)	(619.2)
Deliverable forwards	Devaluation of R$	12.2	39.4	80.3	(55.8)	(123.9)
Options - currencies	Devaluation of R$	-	24.0	93.3	89.5	198.4
Export prepayments	Devaluation of R$	(263.0)	(183.3)	(63.8)	(462.2)	(661.4)
Bonds	Devaluation of R$	(187.9)	(108.2)	11.4	(387.1)	(586.3)
Swaps	Devaluation of R$	(77.5)	(44.7)	4.4	(159.3)	(241.2)
Exports	Appreciation of R$	23.1	(144.9)	(430.2)	293.7	544.8
Financial instruments not designated as cash flow hedge
Embedded derivative	Appreciation of R$	(53.4)	(238.8)	(516.8)	409.9	873.3
Dollar Future sales - BM&FBovespa	Devaluation of R$	5.1	30.3	68.2	(58.0)	(121.1)
Net effect		(576.7)	(544.7)	(496.6)	(656.6)	(736.6)
Shareholders' equity		(528.3)	(336.2)	(48.0)	(1,008.6)	(1,488.9)
Statement of income		(48.3)	(208.4)	(448.6)	351.9	752.2

		3.2270	2.9043	2.4203	4.0338	4.8405
Parity - Brazilian Reais x Euro		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Financial instruments designated as cash flow hedge
Non-deliverable forward and Deliverable forward (cash flow hedge)	Devaluation of R$	6.4	30.3	66.1	(53.3)	(113.1)
Deliverable forwards	Devaluation of R$	1.7	4.3	8.2	(4.7)	(11.2)
Exports	Appreciation of R$	(8.1)	(34.6)	(74.3)	58.1	124.3
Financial instruments not designated as cash flow hedge
NDF and Deliverable forward (cash flow hedge)	Devaluation of R$	1.9	50.3	122.9	(119.2)	(240.2)
Net effect		1.9	50.3	122.9	(119.1)	(240.2)
Shareholders' equity		-	-	-	-	-
Statement of income		1.9	50.3	122.9	(119.2)	(240.2)

		4.1405	3.7265	3.1054	5.1756	6.2108
Parity - Brazilian Reais x GBP		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Non-deliverable forward and Deliverable forward (cash flow hedge)	Devaluation of R$	2.4	19.6	45.5	(40.6)	(83.6)
Exports	Appreciation of R$	(2.4)	(19.6)	(45.5)	40.6	83.6
Financial instruments not designated as cash flow hedge
NDF and Deliverable forward (cash flow hedge)	Devaluation of R$	(0.3)	8.0	20.4	(21.0)	(41.7)
Net effect		(0.3)	8.0	20.4	(21.0)	(41.7)
Shareholders' equity		-	-	-	-	-
Statement of income		(0.3)	8.0	20.4	(21.0)	(41.7)

		0.0222	0.0200	0.0167	0.0278	0.0333
Parity - Brazilian Reais x JPY		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Non-deliverable forward and Deliverable forward (cash flow hedge)	Devaluation of R$	10.9	48.6	105.3	(83.6)	(178.0)
Exports	Appreciation of R$	(10.9)	(48.6)	(105.3)	83.6	178.0
Financial instruments not designated as cash flow hedge
NDF and Deliverable forward (cash flow hedge)	Devaluation of R$	1.2	3.4	6.7	(4.4)	(9.9)
Net effect		1.2	3.4	6.7	(4.4)	(9.9)
Shareholders' equity		-	-	-	-	-
Statement of income		1.2	3.4	6.7	(4.4)	(9.9)

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the Board of Directors and Directors for assessing the performance of each segment and allocating assets.

As disclosed in note 1, the operating segment of dairy products was discontinued by the Company and the segment information of 2014 and 2013 was prepared based on the 3 remaining operating segments, as follows: Domestic Market (Brazil), Foreign Market (International) and Food Service, which primarily observe division by sales channel.

•         Domestic Market (Brazil): includes the Company´s sales executed in Brazil, except those relating to products in the food service channel.

•         Foreign Market (International): includes the Company´s sales for exports and those generated outside Brazil, except those relating to products in the food service channel.

•         Food Service: includes the Company's sales of all products in its portfolio, generated in Brazil and foreign market, to the customers for food service category that includes: bars, restaurants, industrial kitchens, among others.

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

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The net sales for each operating segment are presented below:

	12.31.14	12.31.13	12.31.12
Domestic Market (Brazil)
Poultry	1,825.6	1,492.3	1,351.4
Pork and beef	827.1	946.7	911.3
Processed products	7,474.5	6,764.8	6,767.2
Other processed products	2,886.8	2,905.0	2,866.1
Other sales	920.7	940.8	894.1
	13,934.7	13,049.6	12,790.1

Foreign Market (International)
Poultry	8,338.6	8,261.7	7,569.4
Pork and beef	1,850.9	1,897.3	1,866.7
Processed products	2,643.2	2,626.7	2,002.2
Other processed products	441.5	289.9	180.0
Other sales	50.6	56.1	7.7
	13,324.8	13,131.6	11,626.0

Food Service
Poultry	431.5	378.2	343.1
Pork and beef	211.5	225.0	221.8
Processed products	972.7	855.8	846.2
Other processed products	109.6	147.3	147.4
Other sales	22.1	-	-
	1,747.3	1,606.3	1,558.4
	29,006.8	27,787.5	25,974.6

The operating income for each operating segment is presented below:

	12.31.14	12.31.13	12.31.12

Domestic Market (Brazil)	1,841.6	1,320.3	980.3
Foreign Market (International)	1,433.3	398.9	210.9
Food Service	203.5	177.1	168.8
	3,478.3	1,896.4	1,360.0

No customer was individually or in aggregate responsible for more than 5% of net sales for the year ended December 31, 2014, 2013 and 2012.

Net export sales were originated in the segments of the Foreign Market (International) and Food Service, as set for below:

	12.31.14	12.31.13	12.31.12

Foreign Market (International)	13,324.8	13,131.6	11,626.0
Food Service	258.3	230.9	223.4
	13,583.1	13,362.5	11,849.4

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Net export sales by region are presented below:

	12.31.14	12.31.13	12.31.12

Middle East / Africa	5,709.8	5,315.4	4,930.3
Europe / Eurasia	3,092.6	3,010.3	2,978.5
Far East	3,072.9	2,723.9	2,402.9
Americas	1,707.7	2,313.0	1,537.7
	13,583.1	13,362.6	11,849.4

The goodwill and intangible assets with indefinite useful life (trademarks) arising from business combination were allocated to the reportable operating segments, considering the nature of the products manufactured in each segment (cash-generating unit), as presented below:

		Goodwill		Trademarks		Total
	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13
Domestic market (Brazil)	1,070.0	1,070.0	982.5	982.5	2,052.5	2,052.5
Foreign market (International)	1,373.8	1,278.9	285.4	319.8	1,659.3	1,598.7
Dairy products	-	671.4	-	-	-	671.4
Food service	81.5	81.5	-	-	81.5	81.5
	2,525.3	3,101.8	1,267.9	1,302.3	3,793.3	4,404.1

The Company performed an impairment test of the assets allocated to the operating segments, as disclosed in note 18.

Information referring to the total assets by operating segments is not being disclosed, as it is not included in the set of information made available to the Company’s Management, which take investment decisions and determine allocation of assets on a consolidated basis.

6.            BUSINESS COMBINATIONS AND ACQUISITION OF ASSOCIATES AND JOINT VENTURES

6.1.        Business combinations

6.1.1.   Step acquisition – Federal Foods LLC (“FF”)

On January 16, 2013, BRF acquired a 49% equity interest in FF, becoming the holder of 60% of economic interest of such company, without controlling FF, pursuant to the terms of the shareholders’ agreement entered into with Al Nowais Investments Company LLC ("ANI"), former parent company of FF.

On April 09, 2014, the Company concluded the acquisition of the remaining economic interest for a consideration of R$61.5, becoming the controlling shareholder of FF. Such transaction, in accordance with paragraphs 41 and 42 of IFRS 3, was accounted for as step acquisition. Thus, the carrying amount of the investment prior to this acquisition was measured at fair value of R$90.2, generating a gain of R$25.0, recorded as other operating income.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The fair value of assets acquired and liabilities assumed in determining the purchase price allocation is as follows:

Fair value recognized on acquisition date

Cash and cash equivalents	10.9
Trade accounts receivable, net	109.9
Inventories	131.5
Property, plan and equipament	2.4
Relationship with costumers	29.3
Other assets	15.7
299.7

Loans and financing	75.3
Trade accounts receivable	78.7
Payroll and related charges	3.0
Deferred taxes	7.3
Other liabilities	27.8
192.1

Net assets acquired	107.6

Fair value of consideration paid	151.7

Goodwill from acquisition	44.1

The fair value of consideration paid was determined as follows:

Cash - consideration paid for acquisition of remaining interest	61.5
Carrying amount of former equity interest	65.2
Gain generated by the remeasurement of the former equity interest at fair value	25.0
Fair value of consideration paid at the acquisition date	151.7

FF contributed with a net profit of R$19.1 from the acquisition date to December 31, 2014 in the consolidated net profit. If the acquisition had occurred at the beginning of year 2014, the consolidated net sales would be increased by R$112.2 and the consolidated net profit for the year would be increased by R$2.5.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.1.2.   Business combination – BRF Alyasra Food Company K.S.C.C (“BRF AFC”)

On November 21, 2014, BRF acquired 75% equity interest of BRF AFC for R$324.7. The acquisition was realized in compliance with local laws and regulations of Kuwait.

The fair value of assets acquired and liabilities assumed in determining the purchase price allocation is as follows:

Fair value recognized at the acquisition date

Cash and cash equivalents	12.5
Trade accounts receivable, net	55.2
Inventories	50.3
Property, plan and equipment	1.5
Relationship with costumers	184.7
304.2

Trade accounts payable	5.9
Deferred taxes	46.2
52.1

Net assets	252.1

Non-controlling interest (25%)	(63.1)

Net assets acquired	189.0

Fair value of consideration paid	324.7

Goodwill	135.7

Since BRF AFC was acquired in November 21, 2014, the Company's Management assessed that net profit and net sales at the closing date (December 31, 2014) are not relevant for further disclosures. BRF AFC was incorporated based on the transfer of assets and liabilities from the distribution activities of frozen products of Alyasra Food Company WLL, Kuwait. The Company did not have access to information relating to net sales and net profit prior to the acquisition date.

6.2.        Acquisition of Associates and Joint Ventures

6.2.1.   Acquisition of equity interest of Al Khan Foods LLC (“AKF”)

On July 03, 14, BRF acquired a 40% of equity interest of AKF for R$45.5.

The Company prepared an appraisal report to support the fair value of assets acquired and liabilities assumed in determining the purchase price allocation, as follows:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Cash - consideration paid for the acquisition of 40% of equity interest	45.5
Fair value of equity interest in AKF immediately before the acquisition of 40% of equity interest (1)	5.2
Preliminary goodwill	40.3

Allocation of relationship with customers	(17.3)
Deferred income tax	4.3

Goodwill	27.3

(1)     Corresponding to assets (current and non-current) of R$29.1 and liabilities (current and non-current) of R$23.9.

Additionally, BRF has a commitment to acquire the remaining equity interest of AKF within 36 to 90 months of the acquisition closing date. The purchase price of the remaining equity interest will be determined based on multiples of EBITDA of AKF.

AKF is a leader in the distribution of frozen food in the Sultanate of Oman, covering a broad sector of retail, food service and wholesale clients. It has been distributing Sadia’s products for 25 years, in addition to several frozen products of other brands and suppliers.

The investment in AKF is measured in accordance with the equity method and classified as a joint venture.

6.2.2.   Acquisition of equity interest of Minerva S.A.

On October 01, 2014, the Extraordinary Shareholders Meetings of Minerva S.A. and Mato Grosso Bovinos S.A. (a wholly-owned subsidiary of BRF S.A) approved the transfer of all shares issued by Mato Grosso Bovinos S.A. for the purposes of capital increase of Minerva S.A. BRF transferred to Mato Grosso Bovinos S.A. its beef slaughtering and deboning activities carried out in the manufacturing facilities of Várzea Grande and Mirassol D’Oeste, both located in Mato Grosso State.

As a consideration for the share exchange transaction, BRF received 29,000,000 shares issued by Minerva S.A. which currently correspond to 16.29% of the total and voting capital stock of Minerva. In connection with this transaction, the Company recognized a gain of R$179.3, related to the difference between the carrying amount of net assets of Mato Grosso Bovinos S.A. and the fair value of 29,000,00 shares received by BRF.

A preliminary appraisal report was prepared to support the fair value of assets and liabilities identified in determining the purchase price allocation in order to record the Company´s investment, since the allocation of fair values was still in progress at the date of approval of the financial statements by the Board of Directors.

The preliminary fair value of assets and liabilities identified at the acquisition date is demonstrated as follows:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Preliminary fair value recognized at the acquisition date

Current assets	632.6
Non-current assets	464.5
Current liabilities	228.8
Non-current liabilities	746.3
Net assets identified	122.1
Estimated purchase price	372.7
Preliminary goodwill	250.6

The Company has significant influence over the financial and operating policy decisions of Minerva, but does not have control or joint control of such policies. Thus, the investment is accounted for using equity method and classified as an investment in associate. The Company has utilized the financial statements of October 31, 2014 of Minerva to adjust the investment and measure the result from the associate through December 31, 2014. The summary of these financial statements is presented in note 16.2.

7.            CASH AND CASH EQUIVALENTS

	Average rate (p.a.)
		12.31.14	12.31.13
Cash and bank accounts
U.S. Dollar	-	1,309.8	582.9
Brazilian Reais	-	101.7	211.9
Euro	-	311.3	190.5
Other currencies	-	115.7	42.3
		1,838.5	1,027.6
Highly liquid investments
In Brazilian Reais
Investment funds	9.85%	13.8	13.7
Bank deposit certificates	11.18%	1,644.1	530.0
		1,657.9	543.7
In U.S. Dollar
Fixed term deposit (1)	0.56%	1,521.4	1,277.5
Overnight	0.18%	901.9	212.1
In Euro
Fixed term deposit	0.62%	78.2	66.7
Other currencies
Fixed term deposit	5.16%	9.0	0.1
		2,510.5	1,556.4
		6,006.9	3,127.7

(1)     Matures with various dates through March 25, 2015.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

8.            MARKETABLE SECURITIES

				Average interest rate (p.a.)
		WATM (1)	Currency		12.31.14	12.31.13
Available for sale
Credit linked note	(a)	5.45	US$	3.77%	187.9	174.0
Brazilian foreign debt securities	(b)	1.82	US$	2.28%	92.4	105.3
Stocks		-	R$	-	-	0.6
Other	(c)	1.00	ARS	11.00%	23.6	0.5
					303.9	280.4
Held for trading
Bank deposit certificates ("CDB")	(d)	3.99	R$	11.42%	64.8	114.4
Financial treasury bills	(e)	3.27	R$	11.65%	218.8	64.8
					283.6	179.2
Held to maturity
Financial treasury bills	(e)	2.73	R$	11.65%	62.1	56.0
					62.1	56.0
					649.6	515.6

Current					587.5	459.6
Non-current					62.1	56.0

(1)     Weighted average maturity in years.

(a)  The Credit linked note is a structured operation with a first-class financial institution that bears periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated at fixed and floating rates.

(c)  Are represented by investments in government debt securities.

(d)  Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 100% of the Interbank Deposit Certificate (“CDI”).

(e)  Financial Treasury Bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

The unrealized loss from the change in fair value of the available for sale securities, recorded in other comprehensive income, corresponds to an accumulated loss of R$17.3 net of income tax of R$0.2 (loss of R$5.4 net of income tax of R$0.3 as of December 31, 2013).

Additionally, on December 31, 2014, of the total of marketable securities, R$32.4 (R$82.8 as of December 31, 2013)  were pledged as collateral for operations with future contracts denominated in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&FBOVESPA”).

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2014, the maturities of the non-current marketable securities are as follows:

Maturities
2017	62.1
62.1

The Company has also restricted cash of R$115.2 on December 31, 2014 (R$99.2 on December 31, 2013), represented by investments in national treasury certificates which matures in 2020, and were pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”) (note19).

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.7.

9.            TRADE ACCOUNTS RECEIVABLE, NET AND NOTES RECEIVABLE

	12.31.14	12.31.13
Trade accounts receivable, net
Domestic customers	1,476.4	1,712.9
Domestic related parties	1.6	1.1
Foreign customers	1,693.3	1,593.5
Foreign related parties	1.3	146.2
	3,172.6	3,453.7
( - ) Adjustment to present value	(10.2)	-
( - ) Allowance for doubtful accounts	(107.8)	(107.5)

	3,054.6	3,346.2

Current	3,046.9	3,338.4
Non-current	7.7	7.8

Notes receivable	603.0	520.2
( - ) Adjustment to present value	(9.6)	(3.6)
( - ) Allowance for doubtful accounts	(16.7)	(13.9)

	576.7	502.7

Current (included in other current assets)	215.1	149.0
Non-current (1)	361.7	353.7

(1) Weighted average maturity of 2.84 years.

Notes receivable are comprised mainly by receivables from the (i) sale of Ana Rech assets to JBS, of R$149.4, (ii) sale of assets of Vila Anastácio, former headquarters of Sadia, of R$66.1 and (iii) sale of Carambeí plant to Seara, of R$161.6 and (iv) disposal of various other assets and farms, R$177.8.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The trade accounts receivable from related parties refers to transactions carried out with associates UP!, K&S and Nutrifont in the domestic market and with joint venture AKF in the foreign market.

The rollforward of allowance for doubtful accounts is presented below:

	12.31.14	12.31.13
Beginning balance	107.5	123.0
Additions	91.3	93.8
Business combination	2.8	-
Reversals	(57.8)	(67.2)
Write-offs	(34.0)	(39.7)
Exchange rate variation	(2.0)	(2.4)
Ending balance	107.8	107.5

The aging of trade accounts receivable is as follows:

	12.31.14	12.31.13
Not yet due	2,793.4	3,143.6
Overdue
01 to 60 days	118.9	169.7
61 to 90 days	30.0	36.0
91 to 120 days	42.1	4.1
121 to 180 days	74.0	8.7
181 to 360 days	13.8	4.7
More than 361 days	100.4	86.9
( - ) Adjustment to present value	(10.2)	-
( - ) Allowance for doubtful accounts	(107.8)	(107.5)
	3,054.6	3,346.2

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

10.         INVENTORIES

	12.31.14	12.31.13
Finished goods	1,551.4	1,951.2
Goods for resale	23.0	26.0
Work in process	207.0	186.9
Raw materials	517.5	361.9
Packaging materials	96.3	100.2
Secondary materials	232.7	223.9
Warehouse	164.9	137.5
Goods and imports in transit	200.2	168.7
Advances to suppliers	10.7	11.2
(-) Provision for adjustment to realizable value	(1.2)	(31.6)
(-) Provision for deterioration	(19.5)	(19.1)
(-) Provision for obsolescense	(18.1)	(5.2)
(-) Adjustment to present value	(23.5)	-
	2,941.4	3,111.6

The write-offs of products sold from inventories to cost of sales during the year ended December 31, 2014 totaled R$20,497.4 (R$20,877.6 in December 31, 2013 and R$20,072.1 in December 31, 2012). Such amounts include the additions and reversals of inventory provisions presented in the table below:

	12.31.13	Additions	Reversals	Write-offs	Exchange rate variation	12.31.14
Provision for adjustment to realizable value	(31.6)	(14.1)	68.6	-	(24.1)	(1.2)
Provision for deterioration	(19.1)	(48.1)	-	46.5	1.2	(19.5)
Provision for obsolescence	(5.2)	(17.1)	-	4.5	(0.3)	(18.1)
	(55.9)	(79.3)	68.6	51.0	(23.2)	(38.8)

On December 31, 2014, inventory items of R$40.0 (R$50.0 as of December 31, 2013) were pledged as collateral for rural credit operations.

11.         BIOLOGICAL ASSETS

The current and non-current balances of biological assets are segregated are presented below:

	12.31.14	12.31.13

Live animals	1,130.6	1,205.9
Total current	1,130.6	1,205.9

Live animals	460.8	446.1
Forests	222.4	122.9
Total non-current	683.2	569.0
	1,813.8	1,774.9

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Live animals are classified in the categories: poultry, pork and cattle and separated into consumable and for production.

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

In the Management’s opinion, the fair value of these biological assets is substantially represented by their cost, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of the Company’s products derives from the manufacturing process and not from obtaining in-natura meat (raw materials at slaughtering point). This by an independent appraiser, which shows a non-significant difference between the fair value and the cost of biological assets. Therefore, they were measured at weighted average cost.

To measure biological assets at fair value, the Company used discounted cash flow methodology. The discount rate used was the Weighted Average Cost of Capital Real (“WACC”) 5.39% as of December 31, 2014 (4.95% as of December 31, 2013).

The quantities and balances per category of live animals are presented below:

	12.31.14		12.31.13
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	177.9	516.0	187.9	531.7
Immature pork	3.4	614.6	3.3	586.5
Immature cattle	-	-	0.1	87.7
Total current	181.3	1,130.6	191.3	1,205.9

Production biological assets
Immature poultry	6.8	89.3	6.5	87.4
Mature poultry	11.5	155.0	11.6	156.9
Immature pork	0.2	44.6	0.2	38.7
Mature pork	0.4	171.3	0.4	163.0
Immature cattle	-	0.4	-	0.1
Mature cattle	-	0.2	-	0.1
Total non-current	18.9	460.8	18.7	446.1
	200.2	1,591.3	210.0	1,652.0

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of biological assets for the year is presented below:

	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Cattle	Forests	Total
Balance as of 12.31.13	531.7	586.5	87.7	1,205.9	244.3	201.7	0.1	122.9	569.0
Acquisition	146.0	1,088.4	26.0	1,260.4	27.2	124.0	-	-	151.2
Gain on fair value measurement	-	-	-	-	-	-	-	24.0	24.0
Increase due to reproduction, consumption of animal feed, medication and remuneration of outgrowers	1,128.2	56.0	0.2	1,184.4	345.4	20.4	0.5	-	366.3
Depreciation	-	-	-	-	(317.4)	(69.8)	-	-	(387.2)
Harvest	-	-	-	-	-	-	-	(23.4)	(23.4)
Write-off	-	-	-	-	-	-	-	(1.0)	(1.0)
Transfer between current and non-current	55.3	60.4	-	115.7	(55.3)	(60.4)	-	-	(115.7)
Transfer from held for sale	-	-	-	-	-	-	-	99.9	99.9
Reduction due to slaughtering	(1,344.7)	(1,176.6)	(113.9)	(2,635.2)	-	-	-	-	-
Exchange rate variation	(0.6)	-	-	(0.6)	0.1	-	-	-	0.1
Balance as of 12.31.14	516.0	614.6	-	1,130.6	244.3	215.9	0.6	222.4	683.2

Breeding animal costs are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets for production occur when the Company expects that the production plan cannot be met with its own animals. These acquisitions usually refer to immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering are represented by day-old poultry and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified as current assets is related to eggs from animals for production.

12.         RECOVERABLE TAXES

	12.31.14	12.31.13
State ICMS ("VAT")	1,048.2	1,017.3
PIS and COFINS ("Federal Taxes to Social Fund Programs")	289.4	507.8
Income and social contribution tax	585.2	623.5
IPI ("Federal VAT")	59.6	60.3
Other	172.0	119.3
(-) Provision for losses	(233.2)	(224.5)
	1,921.2	2,103.7

Current	1,009.1	1,302.9
Non-current	912.1	800.8

The rollforward of the provision for losses is presented below:

	12.31.13	Additions	Write-offs	Exchange rate variation	12.31.14
State ICMS ("VAT")	(175.7)	(14.6)	20.9	-	(169.5)
PIS and COFINS ("Federal Taxes to Social Fund Programs")	(17.7)	(13.8)	-	-	(31.5)
Income and social contribution tax	(8.6)	(0.5)	-	-	(9.0)
IPI ("Federal VAT")	(14.7)	-	-	-	(14.7)
Other	(7.8)	(1.6)	-	0.9	(8.5)
	(224.5)	(30.5)	20.9	0.9	(233.2)

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.1.     State ICMS (“VAT”)

Due to its (i) export activity, (ii) domestic sales that are subject to reduced tax rates and (iii) investments in property, plant and equipment, the Company accumulates tax credits that are offset against debits generated in the domestic market sales or transferred to third parties, usually with a discount.

The Company has ICMS tax credits in the States of Mato Grosso do Sul, Paraná, Santa Catarina and Minas Gerais, for which Management understands that realization will occur in medium or long terms.

12.2.     PIS and COFINS

Tax credits on Contribution to the Social Integration Program (“PIS”) and Contribution to Social Fund Programs (“COFINS”) arise from purchases of raw materials used in the production of exported products or products that are tax-exempt sales, such as in-natura meat, margarine, butter, UHT and pasteurized milk. The recovery of these tax credits can be achieved through offsetting against domestic sales operations of taxed products and other federal taxes or compensation claims.

The Company’s Management continually evaluates alternatives that would allow to accelerate the use of these accumulated tax credits.

12.3.     Income and social contribution taxes

These correspond to withholding taxes on redemption of marketable securities and prepayments of income and social contribution taxes, which are realizable through offsetting against other federal taxes.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.         ASSETS AND LIABILITIES OF  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

13.1.     Breakdown of the balances

		2014		2013
	Dairy products	Other(1)	Total	Other	Total
Assets
Current assets
Trade accounts receivable	233.0	-	233.0	-	-
Inventories	213.0	-	213.0	-	-
Total current assets	446.0	-	446.0	-	-

Non-current assets
Investments	15.1	-	15.1	-	-
Property, plant and equipment, net	750.7	74.8	825.5	148.9	148.9
Intangibles	671.4	-	671.4	-	-
Total non-current assets	1,437.2	74.8	1,512.0	148.9	148.9

Total assets	1,883.2	74.8	1,958.0	148.9	148.9

Liabilities
Current liabilities
Trade accounts payable	279.0	-	279.0	-	-
Payroll and related charges	14.3	-	14.3	-	-
Tax payable	14.4	-	14.4	-	-
Deferred income tax	200.6	-	200.6	-	-
Total current liabilities	508.3	-	508.3	-	-

Total liabilities	508.3	-	508.3	-	-

Assets and liabilities of discontinued operations and assets held for sale	1,374.9	74.8	1,449.7	148.9	148.9

(1) The reduction in other assets held for sale in 2014 is mainly related to the transfer of forests to biological assets.

13.2.     Discontinued operations

On December 05, 2014, BRF entered into sales and purchase agreement (“SPA”) with Lactalis (“buyer”), which established the terms and conditions for the sale of operating segment of dairy products, including (i) the manufacturing facilities located in the cities of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), Três de Maio I (RS), Três de Maio II (RS) and Santa Rosa (RS and (ii) the related assets and trademarks  (Batavo, Elegê, Cotochés, Santa Rosa and DoBon) dedicated to such segment (“Transaction”).

At that date, the value of such Transaction was set forth at US$697.8 (equivalent to R$1,800.0), to be received at the conclusion date of  the transaction, subject to usual adjustments for working capital and net debt, as determined by the terms of SPA.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Since the value of Transaction was fixed in U.S. Dollars and, considering that the functional currency of BRF and of buyer is different from U.S. Dollars, an embedded derivative was recognized under the terms of IAS 39. The fair market value of the embedded derivative totaled R$28.0 on December 31, 2014 and was recorded as other financial assets and the gain on fair value measurement of the same amount was recognized as financial income.

The conclusion of the Transaction is also subject to compliance with precedent conditions, such as necessary investments to adapt the assets to transfer to the buyer and regulatory approval (including the Administrative Council for Economic Defense (“CADE”)). The Company does not expect significant impact on the conclusion of the Transaction, planned for the 2nd quarter of 2015.

The statements of income and cash flows from discontinued operations that represent the dairy segment performance are disclosed as follows:

	12.31.14	12.31.13	12.31.12
Net sales	2,720.4	2,733.8	2,542.8
Cost of sales	(2,111.5)	(2,075.5)	(1,991.5)
Gross profit	608.9	658.3	551.3
Operating income (expenses)
Selling	(424.9)	(483.3)	(508.9)
General and administrative	(30.0)	(34.8)	(24.3)
Other operating expenses, net	(30.6)	(77.3)	(54.8)
Equity in income of associates	(2.8)	0.4	-
Income before taxes	120.6	63.3	(36.6)
Current income and social contribution taxes	(30.8)	(16.2)	9.3
Net profit (loss) from discontined operations	89.8	47.2	(27.2)

	12.31.14	12.31.13	12.31.12

Net profit (loss) from discontinued operations	89.8	47.2	(27.2)
Adjustments to reconcile net profit to net cash provided by discontinued operations
Depreciation and amortization	67.5	58.7	24.2
Equity in income of associate	2.9	(0.4)	-
Net cash provided by discontinued operating activities	160.2	105.5	(3.1)

Investing activities from discontinued operations
Additions to property, plant and equipment	(51.2)	(87.7)	(195.5)
Net cash used in investing activities from continued operations	(51.2)	(87.7)	(195.5)

Net cash provided from discontinued operations	109.0	17.8	(198.6)

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.         INCOME AND SOCIAL CONTRIBUTION TAXES

14.1.     Deferred income and social contribution taxes

	12.31.14	12.31.13
Assets
Tax loss carryforwards (corporate income tax)	697.8	732.1
Negative calculation basis (social contribution tax)	263.2	278.5
	961.0	1,010.6
Temporary differences
Provision for tax, civil and labor risks	204.2	150.5
Suspended collection taxes	69.1	70.2
Allowance for doubtful accounts	7.7	16.1
Provision for property, plant and equipment losses	15.5	6.5
Provision for losses on tax credits	73.9	70.8
Provision for other obligations	52.9	55.7
Employees' profit sharing	118.9	51.6
Provision for inventory losses	11.6	15.9
Employees' benefits plan	106.8	99.0
Business combination - Sadia (1)	583.8	695.6
Unrealized losses on derivatives financial instruments	56.6	83.6
Other temporary differences	60.1	79.8
	2,322.1	2,405.9

Liabilities
Temporary differences
Business combination - Sadia and Quickfood (1)	(750.5)	(763.1)
Business combination - other companies	(103.6)	(131.0)
Difference between tax basis and accounting basis of goodwill amortization	(223.2)	(335.9)
Difference between tax depreciation rate and accounting depreciation rate (useful life)	(511.4)	(468.4)
Other temporary differences	(19.4)	(41.8)
	(1,608.1)	(1,740.2)

Total net deferred tax asset	714.0	665.9

Business combination - Dánica and Avex	(15.6)	(20.6)
Business combination - AFC and Federal Foods	(46.7)	-
Other	(27.9)	-
Total deferred tax liability	(90.2)	(20.6)
Total deferred tax	623.8	645.3

(1)          The deferred tax asset on the business combination with Sadia is mainly computed on the difference between the accounting and tax basis of goodwill determined in the purchase price allocation. Deferred tax liabilities on business combinations Sadia and Quickfood are substantially represented by the fair value of property, plant and equipment, trademarks and contingent liabilities.

Certain subsidiaries of the Company have tax loss carryforwards and negative basis of social contribution of R$16.5 and R$16.3, respectively, (R$18.5 and R$18.3 as of December 31, 2013), for which no deferred tax asset was recorded. If there was an expectation that such tax credits would be realized the amount to be recognized in the balance sheet would be R$5.6 (R$6.3 as of December 31, 2013).

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company prepared an analysis of the effects that could result from application of the provisions of Law No. 12,973/14 (previously issued as Provisional Measure No. 627/13) and concluded that there are no significant effects on its consolidated financial statements as of December 31, 2014 and 2013. Thus, the Company’s Management elected not to adopt the new tax regime established by this Law in 2014.

14.2.      Estimated time of realization

Deferred tax arising from temporary differences that will be realized as they are settled or realized. The period of the settlement or realization of such differences would not be properly estimated and is tied to several factors that are not under control of Management.

When assessing the likelihood of the realization of deferred tax assets on income tax loss carryforward and negative calculation bases of social contribution tax, Management considers the Company’s budget, strategic plan and projected taxable income. Based on this estimate, Management believes that it is probable that the deferred tax will be realized, as shown below:

2015	215.0
2016	177.3
2017	203.1
2018	226.5
2019	103.6
2020-2022	21.0
2023-2024	14.5
961.0

The rollforward of deferred tax is set forth below:

	12.31.14	12.31.13

Beginning balance	645.1	690.4
Deferred income and social contribution taxes recognized in the statement of income	(235.2)	(116.0)
Deferred income and social contribution taxes transfered to assets held for sale - dairy segment	200.6	-
Deferred income and social contribution taxes recognized in other comprehensive income	52.8	60.7
Deferred income and social contribution taxes recognized in business combination	(46.7)	9.4
Other	7.2	0.6
Ending balance	623.8	645.1

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.3.     Income and social contribution taxes reconciliation

	12.31.14	12.31.13	12.31.12

Income before taxes	2,487.6	1,148.8	789.4
Nominal tax rate	34%	34%	34%
Expected tax expense at nominal tax rate	(845.8)	(396.0)	(265.3)

Reconciling itens
Equity interest in income of associates and joint venture	8.7	4.5	7.6
Exchange rate variation on foreign investments	43.1	129.9	62.4
Difference of tax rates on results of foreign subsidiaries	150.4	(125.4)	28.4
Interest on shareholders' equity	250.8	246.2	93.4
Investment grant	47.7	41.2	22.9
Other permanent differences	(7.5)	(29.6)	65.8
	(352.6)	(129.2)	15.3

Current income tax	(117.4)	(13.1)	(28.3)
Deferred income tax	(235.2)	(116.0)	43.6

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	12.31.14	12.31.13	12.31.12
Taxable income (loss) from foreign subsidiaries	576.0	(412.6)	54.2
Current income tax credit (expense) from foreign subsidiaries	(37.6)	(19.9)	(9.4)
Deferred income tax from foreign subsidiaries	(8.3)	26.2	39.4

The Company has determined that the earnings recorded by the holdings of its wholly-owned subsidiaries located abroad will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income tax was recognized. The total of undistributed earnings corresponds to R$1,896.5 as of December 31, 2014 (R$1,158.8 as of December 31, 2013).

Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

15.         JUDICIAL DEPOSITS

The rollforward of the judicial deposits is presented below:

	12.31.13	Additions	Reversals	Write-offs	Price index update	Exchange rate variation	12.31.14
Tax	292.6	42.5	(9.3)	(3.7)	30.1	-	352.2
Labor	156.0	111.8	(13.8)	(33.6)	10.8	0.2	231.4
Civil, commercial and other	30.1	7.4	(5.3)	(1.8)	2.6	(0.9)	32.1
	478.7	161.7	(28.4)	(39.1)	43.5	(0.7)	615.7

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

16.         INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

16.1.     Investments breakdown

	12.31.14	12.31.13
Investments in subsidiaries and associates	137.4	105.9
Goodwill Minerva	247.3	-
Goodwill AKF	52.4	-
	437.1	105.9
Other investments	1.4	2.1
	438.4	108.0

The exchange rate variation on the investments in foreign subsidiaries, whose functional currency is Brazilian Reais, resulted in a gain of R$126.7 on December 31, 2014 (R$382.2 as of December 31, 2013) and was recognized as financial income.

On December 31, 2014, these associates and joint ventures do not have any significant restriction to transfer dividends or repay their loans or advances to the Company.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

16.2.     Summary of financial information of associates

	Associates
	K&S		Minerva	Nutrifont		PP-BIO		PR-SAD	UP!		Total
	12.31.14	12.31.13	12.31.14	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.14	12.31.13	12.31.14	12.31.13
Current assets	46.1	33.4	2,648.9	40.4	9.3	-	-	-	73.1	85.8
Non-current assets	8.9	10.0	3,566.3	123.7	28.9	4.1	3.1	6.0	0.2	0.1
Current liabilities	(18.5)	(14.7)	(1,357.8)	(130.7)	(2.3)	-	-	-	(73.3)	(29.0)
Non-current liabilities	(0.8)	(0.8)	(4,182.3)	(3.1)	(0.1)	-	-	-	-	-
Shareholder's equity	35.8	27.8	675.0	30.2	35.8	4.1	3.1	6.0	0.0	56.9

% of participation	49.0%		16.3%	50.0%		33.3%		33.3%	50.0%

Book value of investment	17.5	13.6	110.0	15.1	17.9	1.4	1.0	2.0	-	28.4
Transfer to held for sale	-	-	-	(15.1)	-	-	-	-	-	-
Book value of investment	17.5	13.6	110.0	-	17.9	1.4	1.0	2.0	-	28.4	130.9	60.9

Dividends declared	1.2	-	-	-	-	-	-	-	63.7	22.3

	K&S		Minerva	Nutrifont		PP-BIO		PR-SAD	UP!
	12.31.14	12.31.13	12.31.14	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.14	12.31.13
Net revenues	105.3	87.1	981.0	-	-	-	-	-	212.7	181.5
Net income (loss)	10.5	4.7	(104.5)	(5.7)	0.8	-	-	-	70.5	56.9

Equity pickup	5.1	2.3	(17.0)	-	-	-	-	-	35.3	28.4

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

16.3.     Summary of financial information of joint ventures

	Joint ventures
	AKF	Federal Foods		Rising Star		Total
	12.31.14	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13
Current assets	73.9	-	310.9	-	93.3
Cash and cash equivalents	8.3	-	-	-	-
Prepaid expenses	0.1	-	-	-	-
Other current assets	65.6	-	-	-	-
Non-current assets	5.7	-	7.9	-	0.5
Current liabilities	(61.0)	-	(217.3)	-	(93.4)
Tade accounts payable	(7.3)	-	-	-	-
Tax payable	(3.6)	-	-	-	-
Other current liabilities	(50.0)	-	-	-	-
Non-current liabilities	(2.4)	-	(10.3)	-
Long-term debt	(0.2)	-	-	-	-
Deferred income	(2.2)	-	-	-	-
Shareholder's equity	16.2	-	91.2	-	0.4

% of participation	40.0%	49.0%		50.0%

Book value of investment	6.5	-	44.7	-	0.2	6.5	44.9

	AKF	Federal Foods		Rising Star		Total
	12.31.14	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13
Net sales	67.5	174.0	635.8	274.8	1,005.4
Depreciation and amortization	(0.5)	-	-	-	-
Financial expense	(0.7)	-	-	-	-
Income before taxes	0.1	5.4	(35.1)	(1.1)	(0.7)
Net income (loss)	0.1	5.3	(35.1)	(0.9)	(1.2)

Equity pickup	-	2.6	(17.2)	(0.5)	(0.6)	2.1	(17.8)

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.         PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment rollforward is presented below:

	Weighted average depreciation rate (p.a.)	12.31.13	Additions	Additions from discontinued operations	Business combination	Disposals	Reversals	Transfers	Net transfers between assets held for sale	Exchange rate variation	12.31.14
Cost
Land	-	567.1	7.5	-	-	(3.9)	-	17.8	(39.4)	(4.1)	545.0
Buildings and improvements	-	5,414.1	28.4	-	2.5	(143.3)	-	249.9	(438.5)	(13.9)	5,099.3
Machinery and equipment	-	6,538.2	69.4	-	6.1	(201.6)	-	496.1	(580.0)	(24.9)	6,303.4
Facilities	-	1,573.3	2.8	-	-	(27.1)	-	212.0	(0.9)	(2.7)	1,757.4
Furniture	-	111.6	1.2	-	1.3	(13.9)	-	4.8	(9.2)	4.7	100.4
Vehicles	-	160.5	0.6	-	20.8	(32.9)	-	(0.1)	(3.5)	(1.3)	144.0
Construction in progress	-	798.4	908.4	51.2	4.0	(36.7)	-	(1,090.3)	(36.5)	9.2	607.7
Advances to suppliers	-	13.8	32.7	-	-	-	-	(27.5)	-	1.4	20.3
		15,176.9	1,051.0	51.2	34.7	(459.4)	-	(137.3)	(1,108.0)	(31.5)	14,577.5

Depreciation
Buildings and improvements	3.07%	(1,348.2)	(133.6)	(22.5)	(2.4)	31.3	-	16.6	98.0	0.9	(1,359.8)
Machinery and equipment	5.86%	(2,428.0)	(362.9)	(41.4)	(5.5)	87.4	-	34.6	222.5	6.9	(2,486.2)
Facilities	3.89%	(459.2)	(64.2)	(2.4)	-	5.6	-	9.7	0.7	1.8	(507.9)
Furniture	7.94%	(53.4)	(7.6)	(0.8)	(1.2)	3.9	-	0.8	3.7	(0.1)	(54.6)
Vehicles	18.74%	(47.6)	(22.6)	(0.4)	(17.1)	22.6	-	0.5	1.7	3.9	(59.0)
		(4,336.3)	(590.9)	(67.5)	(26.2)	150.8	-	62.2	326.6	13.5	(4,467.5)
Provision for losses		(19.0)	(51.0)	-	-	-	19.3	-	-	-	(50.7)
		10,821.6	409.1	(16.3)	8.5	(308.6)	19.3	(75.1)	(781.4)	(18.0)	10,059.3

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company has fully depreciated items that are still operating, which are set forth below:

	12.31.14	12.31.13
Cost
Buildings and improvements	127.2	122.9
Machinery and equipment	671.1	618.3
Facilities	71.7	75.3
Furniture	19.1	21.0
Vehicles	4.5	5.6
Other	39.9	28.2
	933.5	871.3

During year ended December 31, 2014, the Company capitalized interest in the amount of R$37.7 (R$52.2 in December 31, 2013). The weighted average interest rate utilized to determine the capitalized amount was 5.98% in December 31, 2014 (6.21% in December 31, 2013).

On December 31, 2014, the Company had no commitments assumed related to acquisition and/or construction of property, plant and equipment items.

The property, plant and equipment items that are pledged as collateral for various transactions are presented below:

		12.31.14	12.31.13
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	320.9	330.8
Buildings and improvements	Financial/Labor/Tax/Civil	1,670.5	1,824.7
Machinery and equipment	Financial/Labor/Tax	2,053.8	2,054.9
Facilities	Financial/Labor/Tax	640.4	660.0
Furniture	Financial/Labor/Tax/Civil	18.7	19.9
Vehicles	Financial/Tax	10.8	1.6
Others	Financial/Labor/Tax/Civil	76.9	100.5
		4,792.0	4,992.4

18.         INTANGIBLES

Intangible assets are comprised of the following items:

	Weighted average amortization rate (p.a.)	Cost	Accumulated amortization	12.31.14	12.31.13
Non-compete agreement	2.44%	0.3	(0.3)	-	0.1
Goodwill	-	2,525.3	-	2,525.3	3,101.8
Outgrowers relationship	12.50%	13.7	(4.0)	9.7	10.2
Trademarks	-	1,267.9	-	1,267.9	1,302.3
Patents	17.30%	4.8	(2.3)	2.6	3.4
Customer relationship	7.71%	351.4	(21.4)	330.0	168.1
Supplier relationship	42.00%	10.1	(7.6)	2.5	5.6
Software	20.00%	453.6	(262.9)	190.6	166.4
		4,627.1	(298.5)	4,328.6	4,757.9

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The intangible assets rollforward is set forth below:

	12.31.13	Additions	Disposals	Business combination	Transfers	Transfer to held for sale	Exchange rate variation	12.31.14
Cost:
Goodwill:	3,101.8	-	-	322.3	(167.9)	(671.4)	(59.5)	2,525.3
Ava	49.4	-	-	-	-	-	-	49.4
Avex	32.8	-	-	-	-	-	(3.9)	28.9
Batavia	133.2	-	-	-	-	(133.2)	-	-
BRF AFC	-	-	-	274.1	(138.5)	-	2.8	138.4
Cotochés	39.6	-	-	-	-	(39.6)	-	-
Dánica	8.4	-	-	-	-	-	(1.0)	7.4
Eleva Alimentos	1,273.3	-	-	-	-	(465.2)	-	808.1
Federal Foods	25.2	-	-	48.2	(29.3)	-	13.4	57.5
Heloísa	33.5	-	-	-	-	(33.5)	-	-
Incubatório Paraíso	0.7	-	-	-	-	-	-	0.7
Paraíso Agroindustrial	16.8	-	-	-	-	-	-	16.8
Perdigão Mato Grosso	7.6	-	-	-	-	-	-	7.6
Plusfood	21.1	-	-	-	-	-	-	21.1
Quickfood	246.3	-	-	-	-	-	(70.7)	175.6
Sadia	1,214.0	-	-	-	-	-	-	1,214.0
Non-compete agreement	0.4	-	-	-	-	-	-	0.4
Exclusivity agreement	0.5	-	(0.4)	-	-	-	(0.1)	-
Outgrowers relationship	12.5	1.2	-	-	-	-	-	13.7
Trademarks	1,302.3	-	-	-	-	-	(34.4)	1,267.9
Patents	5.5	0.1	(0.8)	-	-	-	-	4.8
Customer relationship	179.6	-	-	-	214.1	-	(42.3)	351.4
Supplier relationship	146.1	-	(135.0)	-	-	-	(1.0)	10.1
Software	329.3	49.1	(1.4)	2.0	78.4	-	(3.8)	453.6
	5,078.0	50.4	(137.6)	324.3	124.6	(671.4)	(141.1)	4,627.1

Amortization:
Non-compete agreement	(0.3)	(0.1)	-	-	-	-	0.1	(0.3)
Exclusivity agreement	(0.5)	-	0.4	-	-	-	0.1	-
Outgrowers relationship	(2.3)	(1.6)	-	-	-	-	(0.1)	(4.0)
Patents	(2.1)	(0.6)	0.4	-	-	-	-	(2.3)
Customer relationship	(11.5)	(10.2)	-	-	-	-	0.3	(21.4)
Supplier relationship	(140.5)	(2.3)	135.0	-	-	-	0.2	(7.6)
Software	(162.9)	(98.7)	1.4	(1.4)	(1.1)	-	(0.2)	(262.9)
	(320.1)	(113.5)	137.2	(1.4)	(1.1)	-	0.4	(298.5)
	4,757.9	(63.1)	(0.4)	322.9	123.5	(671.4)	(140.7)	4,328.6

Amortizations of outgrowers relationship and supplier relationships are recognized as a cost of sales, while software amortization is recorded according to its use as cost of sales, administrative or sales expenses.

Trademarks derive from the business combinations with Sadia, Quickfood and Dánica group and are considered assets with indefinite useful life as they are expected to indefinitely contribute to the Company’s cash flows.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill and intangible assets with indefinite useful life (trademarks) are allocated to cash-generating units as presented in note 5.

In 2014, the Company performed the annual impairment analysis, including property, plant and equipment items, based on the value in use that was determined by a discounted cash flow model, in accordance with the allocation of goodwill and intangible assets to the cash generating units.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Discounted cash flows were prepared based on the multi-annual budget (2015-2018) of the Company and growth projections up to 2023 (6.9% p.a. up to 13.1% p.a.), which, are based on historical information and market projections of government agencies and associations, such as the United States Department of Agriculture (“USDA”), the Brazilian Pork Industry and Exporter (“ABIPECS”), the Brazilian Pullet Producer Association (“APINCO”). In the Management’s opinion, the use of periods that exceed 5 years in the preparation of discounted cash flows is appropriate as it reflects the estimated time of use of these groups of assets.

Management adopted the WACC (11.8% p.a.) as the discount rate for the development of discounted cash flows and also adopted the assumptions shown in the table below:

	2015	2016	2017	2018	2019	2020	2021	2022	2023
PIB Brazil-BACEN	3.00%	3.60%	3.50%	3.40%	3.80%	4.20%	4.00%	4.20%	4.20%
PIB Worldwide - IMF	4.30%	4.30%	4.20%	4.10%	4.00%	4.10%	4.00%	4.00%	4.00%
IPCA	5.60%	5.40%	5.30%	5.20%	5.20%	5.20%	5.00%	4.90%	4.80%
CPI-FMI	2.30%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%
SELIC	10.00%	9.30%	8.40%	7.60%	7.50%	7.50%	7.50%	7.30%	7.30%

The rates above do not consider any tax effect (they are pre tax rates).

Based on Management analyses performed during 2014, no impairment loss was identified.

Management has also prepared a sensitivity analysis considering the variations in EBITDA margin and WACC as presented below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	-1.0%
WACC	12.8%	11.8%	10.8%
EBITDA margin	17.2%	16.2%	15.2%

Based on the above scenarios, the Company determined that there is no need to recognize an impairment loss to the intangible assets with indefinite useful life.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.         LOANS AND FINANCING

						Total
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	Current	Non-current	12.31.14	12.31.13
Local currency

Working capital	6.26% (5.50% on 12.31.13)	6.26% (5.50% on 12.31.13)	0.6	1,239.8	-	1,239.8	1,210.3
Export credit facility	9.63% (98.50% CDI / TJLP + 3.75% / Fixed rate on 12.31.13)	9.63% (8.21% on 12.31.13)	0.5	967.7	-	967.7	914.1
Development bank credit lines	Fixed rate / TJLP + 2.50% (Fixed rate / TJLP + 2.56% on 12.31.13)	3.89% (4.68% on 12.31.13)	1.6	277.9	485.8	763.7	866.1
Bonds	7.75% (7.75% on 12.31.13)	7.75% (7.75% on 12.31.13)	3.4	4.1	497.1	501.2	500.3
Other secured debts and financial lease	8.14% (8.37% on 12.31.13)	8.14% (8.37% on 12.31.13)	3.6	46.0	248.7	294.7	362.9
Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.13)	8.54% (10.37% on 12.31.13)	5.2	3.9	209.6	213.5	206.1
Fiscal incentives	Fixed rate / 10.00% IGPM + 1.00% (Fixed rate / 10.00% IGPM + 1.00% on 12.31.13)	1.52% (1.70% on 12.31.13)	7.5	1.9	10.6	12.5	12.7
				2,541.3	1,451.8	3,993.1	4,072.5
Foreign currency
Bonds	5.87% (6.13% on 12.31.13) + e.r. US$ and ARS	5.87% (6.13% on 12.31.13) + e.r. US$ and ARS	7.6	89.9	6,324.1	6,414.0	4,911.0
Export credit facility	LIBOR + 2.71% (LIBOR + 2.71% on 12.31.13) + e.r. US$	3.01% (3.06% on 12.31.13) + e.r. US$	3.4	6.9	1,052.5	1,059.4	929.6
Working capital	Fixed rate + LIBOR + 2.71% (Fixed rate + LIBOR + 4.75% on 12.31.13) + e.r. US$ and ARS	22.97% (27.12% on 12.31.13) + e.r. US$ and ARS	0.1	65.5	3.3	68.8	173.2
Development bank credit lines	UMBNDES + 2.22% (UMBNDES + 2.20% on 12.31.13) + e.r. US$ and other currencies	6.34% (5.85% on 12.31.13) + e.r. US$ and other currencies	1.1	27.3	15.1	42.4	73.5
Other secured debts and financial lease	15.08% (15.08% on 12.31.13) + e.r. ARS	15.08% (15.08% on 12.31.13) + e.r. ARS	0.9	8.0	3.6	11.6	21.4
				197.6	7,398.6	7,596.2	6,108.7
				2,738.9	8,850.4	11,589.3	10,181.2

(1) Weighted average maturity in years.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.1.     Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily for short term working capital and import operations of subsidiaries located in Argentina. The loans are denominated in Argentine Pesos and U.S. Dollars, mainly maturing in 2015.

19.2.     Export credit facilities

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

Export credit notes: The Company entered into export credit notes contracts with prefixed interest and annual interest payments, to be utilized as working capital and maturing in 2015.

19.3.     Development bank credit lines

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were obtained for the acquisition of equipment and expansion of productive facilities.

FINEM: Credit lines of Financing for Enterprises ("FINEM") which are subject to the variations of UMBNDES currency basket. The values of principal and interest are paid in monthly installments, with maturities between 2015 and 2019 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

FINEP: Credit lines of Financial of Studies and Projects (“FINEP”) were obtained with reduced charges for projects of research, development and innovation, with maturity dates between 2015 and 2019.

19.4.     Bonds

Senior Notes BRF 2024: On May 15, 2014, BRF completed international offerings of 10 year bonds in the aggregate amount of US$750.0, which will mature on May 22, 2024 (“Senior Notes BRF 2024”), issued with a coupon (interest) of 4.75% p.a. (yield to maturity of 4.952%), payable semi-annually beginning on November 22, 2014.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

From the total amount raised of Senior Notes BRF 2024, US$470.6 was used for settlement of the transaction denominated “Tender Offer”, which was made with the purpose of repurchasing a portion of Sadia Overseas Bonds 2017 and BFF Notes 2020 ("existing bonds").

In the execution of the Tender Offer, BRF paid a premium in the amount of US$86.4 (equivalent to R$198.5) to the existing bondholders, which was recorded as financial expense.

BFF Notes 2020: On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750.0, whose notes are guaranteed by BRF, with a nominal interest rate of 7.25% p.a. and effective rate of 7.54% p.a. maturing on January 28, 2020. On June 20, 2013, the amount of US$120.7 of these senior notes was exchanged by Senior Notes BRF 2023 and on May 15, 2014, the amount of US$409.6 was repurchased with part of the proceeds obtained from the Senior Notes BRF 2024.The remaining balance amounted to US$219.6.

Sadia Overseas Bonds 2017: In the total value of US$250.0, such bonds are guaranteed by BRF, with an interest rate of 6.88% p.a. and maturing on May 24, 2017. On June 20, 2013, the amount of US$29.3 of these senior notes was exchanged by Senior Notes BRF 2023 and on May 15, 2014, the amount of US$61.0 was repurchased with part of the proceeds obtained from Senior Notes BRF 2024. The remaining balance amounted to US$159.7.

Senior Notes BRF 2023: On May 15, 2013, BRF completed international offerings of (i) 10 year bonds in the aggregate amount of US$500.0, which will mature on May 22, 2023 (“Senior Notes BRF 2023”), issued with a coupon (interest) of 3.95% p.a. (yield to maturity 4.135%), payable semi-annually beginning on November 22, 2013 and (ii) 5 year bonds in the aggregate amount of R$500.0 (the “BRL Bonds”) which will mature on May 22, 2018, issued with a coupon (interest) of 7.75% p.a. (yield to maturity 7.75%), payable semi-annually beginning as from November 22, 2013.

Senior Notes BRF 2022: On June 6, 2012, BRF issued senior notes of US$500.0, with nominal interest rate of 5.88% p.a. and an effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012 the Company reopened this transaction for an additional amount of R$250.0, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a.

19.5.     Other secured debts and financial lease

Industrial credit notes: The Company issue industrial credit notes, receiving from official funds, such as Fund for Worker Support (“FAT”), Constitutional Fund for Financing the Midwest (“FCO”) and Constitutional Fund for Financing the Northwest (“FNE”). The notes are paid on a monthly basis and have maturity dates between 2015 and 2023. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Finance lease: The Company entered into finance leases for acquisition of vehicles, consisting of principal amount and interest paid in monthly installments.

19.6.     Special Program Asset Recovery (“PESA”)

The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) promoted by the federal government and securitized by commercial financial institutions. Such loan facility is subject to the variations of the General Market Price Index (“IGPM”) plus interest of 4.90% p.a. The principal is payable in a single installment and the maturity date is 2020, being secured by endorsements and pledges of public debt securities, disclosed in note 8.

19.7.     Rotative credit line (“Revolver Credit Facility”)

With the purpose of improving its financial liquidity, the Company and its wholly-owned subsidiary BRF Global GmbH obtained a credit line Revolver Credit Facility ("Revolver Credit Facility") in the amount of US$1,000.0, with a maturity date in May 2019, from a syndicate comprised of 28 banks. The transaction was structured to allow the Company to utilize the credit line at any time, during the contracted period. Until December 31, 2014, the Company did not use this credit facility.

19.8.     Loans and financing maturity schedule

The maturity schedule of the loans and financing is as follows:

12.31.14
2015	2,738.9
2016	347.5
2017	946.9
2018	1,345.9
2019 onwards	6,210.1
11,589.3

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.9.     Guarantees

	12.31.14	12.31.13
Total of loans and financing	11,589.3	10,181.2
Mortgage guarantees	1,102.7	1,278.5
Related to FINEM-BNDES	594.9	817.3
Related to FNE-BNB	293.5	335.4
Related to tax incentives and other	214.3	125.7

Statutory lien on assets acquired with financing	1.0	26.8
Related to FINEM-BNDES	0.6	1.2
Related to financial lease	0.4	25.6

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in the Company´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2014 totaled R$53.3 (R$61.1 as of December 31, 2013).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The guarantee totaled R$280.1 as of December 31, 2014 (R$363.7 as of December 31, 2013). The Company booked a provision of R$23.0 related to guarantee arising from business combination with Sadia.

On December 31, 2014, the Company contracted bank guarantees in the amount of R$2,048.3 (R$1,707.2 as of December 31, 2013). The variation occurred in this period is related to bank guarantees offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 0.90% p.a. (0.92% p.a. as of December 31, 2013).

19.10.  Commitments

In the normal course of the business, the Company enters into agreements with third parties which are mainly related to the purchases of raw materials, such as corn and soymeal, where the agreed prices can be fixed or to be fixed. The Company enters into other agreements, such as electricity, packaging supplies and manufacturing activities. The amounts of these agreements at the date of these financial statements are set forth below:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.14
2015	3,054.7
2016	697.8
2017	550.4
2018	523.4
2019 onwards	2,197.1
7,023.4

20.         TRADE ACCOUNTS PAYABLE

	12.31.14	12.31.13
Domestic suppliers
Third parties	3,029.7	3,028.5
Related parties	18.8	12.0
	3,048.5	3,040.5

Foreign suppliers
Third parties	957.2	634.1
Related parties	-	0.1
	957.2	634.2

(-) Adjustment to present value	(28.4)	-
	3,977.3	3,674.7

During the year ended on December 31, 2014, the average payment term to suppliers is 70 days.

The trade accounts payable to related parties refer to transactions with associates UP! and K&S in the domestic market.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

21.         OTHER FINANCIAL ASSETS AND LIABILITIES

	12.31.14	12.31.13

Derivative designated as cash flow hedges
Assets
Non-deliverable forward (NDF)	9.7	0.8
Currency option contracts	3.2	2.7
Deliverable forward contracts	0.9	1.5
	13.8	5.0

Liabilities
Non-deliverable forward (NDF)	(77.1)	(59.4)
Currency option contracts	(7.2)	(3.0)
Deliverable forward contracts	(3.4)	(11.9)
Exchange rate contracts currency (Swap)	(158.0)	(275.9)
	(245.7)	(350.2)

Non derivative designated as cash flow hedges
Assets
Non-deliverable forward (NDF)	1.3	2.7
Embedded derivative (note 13.1)	28.0	-
Exchange rate contracts currency (Swap)	-	0.6
Dollar future contracts - BM&FBOVESPA	-	3.3
Live cattle future contracts - BM&FBOVESPA	-	-
	29.3	6.6

Liabilities
Non-deliverable forward (NDF)	(2.8)	(0.2)
Live cattle forward contracts (NDF)	-	(0.5)
Currency option contracts	-	(0.2)
Exchange rate contracts currency (Swap)	(3.2)	(6.1)
Dollar future contracts - BM&FBOVESPA	(5.7)	-
	(11.7)	(7.0)

Current assets	43.1	11.6
Current liabilities	(257.4)	(357.2)

The collateral given in the transactions presented above are disclosed in note 8.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

22.         LEASES

The Company is lessee in several contracts, which are classified as operating or finance leases.

22.1.     Operating lease

The minimum future payments of non-cancellable operating lease are presented below:

12.31.14
2015	169.4
2016	152.1
2017	128.8
2018	111.4
2019 onwards	226.5
788.2

The payments of operating lease agreements recognized as expense in the year ended December 31, 2014 amounted to R$247.7 (R$283.1 as of December 31, 2013 and R$242.6 as of December 31, 2012).

22.2.     Finance lease

The Company enters into finance leases mainly for the acquisitions of machinery, equipment, vehicles, software and buildings, as presented below:

	Weighted average interest rate (p.a.) (1)	12.31.14	12.31.13
Cost
Machinery and equipment		32.0	86.5
Software		73.0	22.1
Vehicles		28.2	138.9
Buildings		128.7	113.8
		261.9	361.3

Accumulated depreciation
Machinery and equipment	18.45%	(16.6)	(27.0)
Software	20.00%	(48.3)	(8.9)
Vehicles	13.02%	(8.8)	(37.0)
Buildings	15.43%	(20.2)	(9.6)
		(93.9)	(82.5)
		168.0	278.8

(1)     The period of depreciation of leased assets corresponds to the lowest between the term of the contract and the useful life of the asset, as determined by IAS 17.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The minimum future payments required for these finance leases are demonstrated as follows, and were recorded as current and non-current liabilities:

	12.31.14
	Present value of minimum payments (1)	Interest	Minimum future payments (2)
2015	63.8	24.8	88.6
2016	41.8	16.6	58.4
2017	24.5	10.0	34.5
2018	21.7	7.8	29.5
2019 onwards	92.4	60.3	152.7
	244.2	119.5	363.7

(1)     Comprises the amount of R$0.4 related to financial lease of vehicles which is recorded as loans and financing.

(2)     Comprises the amount of R$0.4 related to financial lease of vehicles which is recorded as loans and financing.

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

The plan includes shares issued by the Company up to the limit of 2.5% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

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

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         up to 2/3 of the total options may be exercised after two years; and

•         all the options may be exercised after three years.

After the vesting period and within no more than five years from the grant date, the beneficiary is no longer entitled to the right to the unexercised options. To satisfy the exercise of the options, the Company may issue new shares or use treasury shares.

At the Extraordinary General Meeting of Abril 03, 2014, it was approved the stock option plan conditioned to performance, for which were granted 1,251,238 options. On September 30, 2014, by decision of the Board of Directors, such grants was canceled with no effect on the financial statements for the year ended December 31, 2014.

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Grant (1)	Price of converted share (1)
Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

Stock options to related to service condition
05/03/10	05/02/11	05/02/15	1,540,011	80,833	7.77	23.44	30.49
05/02/11	05/01/12	05/01/16	2,463,525	401,941	11.36	30.85	37.67
05/02/12	05/01/13	05/01/17	3,708,071	959,059	7.82	34.95	40.60
05/02/13	05/01/14	05/01/18	3,490,201	1,487,865	11.88	46.86	51.12
04/04/14	04/03/15	04/03/19	1,552,564	1,332,113	12.56	44.48	45.66
05/02/14	05/01/15	05/01/19	1,610,450	1,426,321	14.11	47.98	49.25
12/18/14	12/17/15	12/17/19	5,702,714	5,702,714	14.58	63.49	63.49
			20,067,536	11,390,846

(1)     Values expressed in Brazilian Reais

The rollforward of the outstanding granted options for the year ended December 31, 2014 is presented as follows:

Consolidated

Outstanding options as of December 31, 2013	6,932,434
Issued - grant of 2014	10,116,966
Exercised:
Grant of 2013	(400,216)
Grant of 2012	(959,596)
Grant of 2011	(820,931)
Grant of 2010	(415,867)
Cancelled:
Grant of 2014 (performance)	(1,251,238)
Grant of 2014	(404,580)
Grant of 2013	(864,472)
Grant of 2012	(430,759)
Grant of 2011	(110,895)
Outstanding options as of December 31, 2014	11,390,846

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The weighted average exercise prices of the outstanding options is R$54.93 (fifty four Brazilian Reais and ninety three cents), and the weighted average of the remaining contractual term is 51 months.

The Company records as capital reserve in shareholders’ equity the fair value of the options in the amount of R$92.9 (R$72.2 as of December 31, 2013). During the year ended December 31, 2014 the amount recognized as expense was R$20.7 (R$26.8 as of December 31, 2013 and R$23.3 as of December 31, 2012).

During the year ended December 31, 2014 the Company’s executives exercised 2,596,610 shares, with an average price of R$38.42 (thirty eight Brazilian Reais and forty two cents) totaling R$99.8. In order to comply with this commitment, the Company utilized treasury shares with an acquisition cost of R$47.54 (forty seven Brazilian Reais and fifty four cents), totaling R$123.4, recording a gain of R$23.7 as capital reserve.

23.1.     Fair Value Measurement

The weighted average fair value of outstanding options as of December 31, 2014 was R$13.20 (thirteen Brazilian Reais and twenty cents) (R$10.11 (ten Brazilian Reais and eleven cents) as of December 31, 2013).

The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

12.31.14
Expected maturity of the option:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	5.18%
Volatility	29.45%
Expected dividends over shares	1.26%
Expected inflation rate	5.92%

23.2.     Expected period

The expected period is that in which it is believed that the options will be exercised and it was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.3.     Risk-free interest rate

The Company uses as risk-free interest rate the National Treasury Bond (“NTN-B”) available at the date of calculation and with maturity equivalent to the terms of the option.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

23.4.     Volatility

The estimated volatility took into account the weighting of the trading history of the Company’s shares.

23.5.     Expected dividends

The percentage of dividends used is based on the average payment of dividends per share in relation to the market value of the shares for the past 4 years.

23.6.     Expected inflation rate

The expected average inflation rate is based on estimated IPCA by Central Bank of Brazil, considering the remaining average terms of the option.

24.         PENSION AND OTHER POST-EMPLOYMENT PLANS

24.1.     Pension plans

The Company sponsors pension plans for its employees and executives as detailed below:

Plan	Modality	Adhesions

Plan I	Variable contribution	Closed
Plan II	Variable contribution	Closed
Plan III	Defined contribution plan	Open
FAF	Defined benefit plan	Closed

These plans are managed by BRF Previdência which is responsible for defining pension assumptions and policies, as well as establishing guidelines for organization, operation and rules of the plans.

a.            Defined benefit plan

The main purpose of FAF plan is to supplement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Securidade Social”), calculated proportionally according to the length of service performed and in line with the type of retirement. Main actuarial risks related are (i) survival time over expected in the mortality tables (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on assets below the actual discount rate, and (v) amendment of the rules of social security and actual family composition of the retired employee or executive different from the established assumption.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

b.            Defined contribution plan

Plan I and II are structured as defined contribution plans. Main actuarial risks related are (i) survival time over expected in the mortality tables and (ii) actual return on assets below the actual discount rate.

In plans I and II, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants). In the Plan FAF, the contribution is made through a percentage actuarially defined for the participant and the sponsor. The actuarial calculations of the plans managed by BRF Previdência are made by independent actuaries, on an annual basis.

In case of a plan deficit, this must be shared by the sponsor, participants and beneficiaries, in the proportion to their contributions.

Plan III is a defined contribution plan, where contributions are known and the benefit amount depends directly on the contributions made by participants and sponsors, time of contribution and the result obtained through investment of contributions. The contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants) and that may vary from 0.7% to 7.0% according to the salary range of the participant. The contributions made by the Company for the years ended December 31, 2014 totaled R$5.1 (R$4.4 on December 31, 2013 and R$3.2 as of December 31, 2012). On December 31, 2014, the plan has 13,362 participants (7,442 participants as of December 31, 2013).

If participants in plans I, II and III end the employment relationship with the sponsor, the balance of the contributions made by the sponsor and not used for the payment of benefits, will form a fund of surplus contributions that may be used to compensate the future contributions of the sponsor.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

c.            Rollforward of defined benefit plans

The assets and actuarial liabilities are presented below:

	FAF		Plan I e II
	12.31.14	12.31.13	12.31.14	12.31.13
Reconciliation of assets and liabilities
Present value of actuarial liabilities	1,644.6	1,408.0	13.3	11.0
Fair value of assets	(2,385.2)	(2,219.4)	(22.0)	(18.4)
Surplus	(740.6)	(811.4)	(8.7)	(7.4)
Deficit of asset ceiling	740.6	811.4	3.2	3.0
Net actuarial asset	-	-	(5.5)	(4.5)

Rollforward of surplus of asset ceiling
Beginning balance of surplus of asset ceiling	811.3	222.1	3.0	-
Interest on surplus of asset ceiling	101.3	19.3	0.4	-
Changes in surplus of asset ceiling during the period	(172.0)	570.0	(0.2)	3.0
Ending balance of irrecoverable surplus	740.6	811.4	3.2	3.0

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	1,408.0	1,916.4	11.0	14.1
Interest on actuarial obligations	169.9	163.1	1.3	1.2
Current service cost	16.8	42.6	-	-
Benefit paid	(80.4)	(70.7)	(1.1)	(0.9)
Actuarial (gains) losses - experience	11.3	(69.4)	1.1	0.3
Actuarial (gains) losses - hypothesis	119.0	(574.0)	1.0	(3.7)
Ending balance of actuarial obligation	1,644.6	1,408.0	13.3	11.0

Rollforward of assets fair value
Beginning balance of the fair value of assets plan	(2,219.3)	(2,138.6)	(18.4)	(11.2)
Interest income on assets plan	(271.2)	(182.4)	(2.4)	(0.9)
Benefit paid	80.4	70.7	1.1	0.9
Contributions paid by the Company	(0.4)	-	-	-
Return on assets higher (lower) than projection	25.3	30.9	(2.3)	(7.2)
Ending balance of assets fair value	(2,385.2)	(2,219.4)	(22.0)	(18.4)

Rollforward of comprehensive income
Beginning balance	42.6	29.0	7.6	(3.0)
Reversion to statement of income	(42.6)	(29.0)	(7.6)	3.0
Actuarial gains (losses)	(130.4)	643.5	(2.0)	3.4
Return on assets higher (lower) than projection	(25.3)	(31.0)	2.3	7.2
Changes on surplus of asset ceiling	172.0	(569.9)	0.2	(3.0)
Ending balance of comprehensive income	16.3	42.6	0.5	7.6

Costs recognized in statement of income
Current service costs	(16.8)	(42.6)	-	-
Interest on actuarial obligations	(169.9)	(163.1)	(1.3)	(1.2)
Projected return on assets	271.2	182.4	2.4	0.9
Interest on surplus of asset ceiling	(101.3)	(19.3)	(0.4)	-
(Costs) income recognized in statement of income	(16.8)	(42.6)	0.6	(0.3)

Estimated costs for the next period
Costs of defined benefit	(27.8)	(16.8)	0.6	0.6
Estimated costs for the next period	(27.8)	(16.8)	0.6	0.6

d.            Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	FAF		Plan I e II
	12.31.14	12.31.13	12.31.14	12.31.13
Actuarial assumptions
Economic hypothesis
Discount rate	11.45%	12.49%	11.45%	12.47%
Projected return on assets	11.45%	12.49%	11.45%	12.47%
Inflation rate	5.20%	5.40%	5.20%	5.40%
Wage growth rate	6.25%	6.98%	N/A	N/A

Demographic hypothesis
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000
Disabled mortality table	IAPC	IAPC	IAPC	IAPC

Demographic data
Number of active participants	9,431	10,103	-	-
Number of participants in direct proportional benefit	22	104	-	-
Number of assisted beneficiary participants	5,502	5,230	53	51

e.            Composition of the investment portfolio

	FAF				Plans I and II
	12.31.14		12.31.13		12.31.14		12.31.13

Fixed income	1,717.4	72.0%	1,551.3	69.9%	18.7	85.0%	13.6	73.6%
Variable income	360.2	15.1%	348.4	15.7%	3.1	14.0%	4.2	22.9%
Real estate	179.4	7.5%	210.8	9.5%	-	-	-	-
Structured investments	113.5	4.8%	95.4	4.3%	0.2	1.0%	0.6	3.5%
Transactions with participants	14.7	0.6%	13.3	0.6%	-	-	-	-
	2,385.2	100.0%	2,219.2	100.0%	22.0	100.0%	18.4	100.0%

% of nominal return on assets	11.63%		6.45%		11.66%		0.12%

f.             Forecast and average term of payments of obligations

The expected benefit payments and average terms of the plan obligations are presented below:

	FAF	Plans I and II
Payments in

2015	89.2	1.0
2016	96.7	1.1
2017	103.9	1.1
2018	111.8	1.2
2019	121.7	1.3
2020 to 2024	779.5	7.2

Weighted average duration - in years	12.50	11.37

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

g.            Sensitivity analysis of defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF is presented below:

	Assumptions	Variation of 1%		Variation of actuarial liabilities
Significant hypothesis	utilized	Increase	Decrease	Increase	Decrease

Benefit plan - FAF
Discount rate	11.45%	12.50%	10.40%	(183.4)	225.6
Wage growth rate	6.25%	7.30%	5.20%	74.3	(54.5)

24.2.     Post-employment plans

	Liabilities
	12.31.14	12.31.13
Medical plan	115.7	115.5
F.G.T.S. Penalty	124.5	112.0
Award for length of service	48.3	41.4
Other	25.7	22.3
	314.2	291.2

Current	56.1	49.0
Non-current	258.0	242.2

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

b.            Medical Plan

The Company offers to the retired employee a medical plan, which guarantees to those that contributed to the health plan, for at least 10 years, the right of maintenance as beneficiary, on the same coverage conditions prior to the retirement date. Main actuarial risks related are (i) survival time over expected in the mortality tables (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

c.            Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered and subsequently at every 5 years, with an additional remuneration ranges from 1 to 5 current salaries at the date of such achievement. Main actuarial risks related are (i) survival time over expected in the mortality tables and (ii) turnover lower than expected.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

d.            Retirement compensation

On retirement, employees with over 10 years of service to the Company are eligible for additional compensation of 1 to 2 current wages in force at the time of the retirement. Main actuarial risks related are (i) survival time higher than expected in the mortality tables and (ii) turnover lower than expected.

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

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

f.             Rollforward of post-employment plans

	Medical plan		F.G.T.S. penalty		Award for length of service		Others (1)
	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13
Composition of actuarial liabilities
Present value of actuarial liabilities	115.7	115.5	124.5	112.0	48.3	41.4	25.7	22.3
	115.7	115.5	124.5	112.0	48.3	41.4	25.7	22.3

Rollforward of present value of actuarial liabilities
Beginning balance of net liabilities	115.5	72.5	112.0	150.7	41.4	40.5	22.3	20.2
Interest on actuarial liabilities	14.1	6.3	11.8	11.1	4.5	2.7	2.5	1.5
Current service costs	0.5	0.4	6.0	8.8	1.9	2.7	1.0	0.8
Past service costs - changes in plan	-	(6.1)	-	-	-	-	-	7.4
Past service costs - decrease of plan	-	-	(1.0)	-	(0.1)	-	(0.1)	-
Benefits paid directly by the Company	(4.1)	(3.8)	(7.6)	(6.2)	(10.1)	(7.0)	(3.7)	(2.9)
Actuarial (gains) losses	(22.4)	105.4	1.9	6.2	11.0	5.2	3.2	2.4
Actuarial (gains) losses - demographic hypotesis	(0.1)	(6.8)	(3.1)	(22.5)	(1.3)	3.8	(0.5)	(0.5)
Actuarial (gains) losses - economic hypothesis	12.1	(52.4)	4.4	(36.1)	1.0	(6.5)	1.1	(6.6)
Ending balance of net liabilities	115.7	115.5	124.5	112.0	48.3	41.4	25.7	22.3

Rollforward of assets plan
Benefits paid directly by the Company	4.1	3.8	7.6	6.2	10.1	7.0	3.7	2.9
Contributions of the sponsor	(4.1)	(3.8)	(7.6)	(6.2)	(10.1)	(7.0)	(3.7)	(2.9)
Ending balance of fair value of assets plan	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(65.4)	(19.2)	72.0	19.7	(13.8)	(11.2)	(4.2)	(9.0)
Actuarial gains (losses)	10.4	(46.2)	(3.2)	52.3	(10.6)	(2.6)	(3.7)	4.8
Ending balance of comprehensive income	(55.0)	(65.4)	68.8	72.0	(24.4)	(13.8)	(7.9)	(4.2)

Costs recognized in statement of income
Interest on actuarial liabilities	(14.1)	(6.3)	(11.8)	(11.1)	(4.5)	(2.7)	(2.5)	(1.5)
Current service costs	(0.5)	(0.4)	(6.0)	(8.8)	(1.9)	(2.7)	(1.0)	(0.8)
Past service costs	-	6.1	1.0	-	0.1	-	0.2	(7.4)
	(14.6)	(0.6)	(16.8)	(19.9)	(6.3)	(5.4)	(3.3)	(9.7)

Estimated costs for the next period
Current service costs	(0.3)	(0.5)	(6.4)	(5.9)	(2.0)	(1.9)	(1.1)	(1.0)
Interest on actuarial liabilities	(13.0)	(14.1)	(12.1)	(11.8)	(4.7)	(4.5)	(2.6)	(2.5)
	(13.3)	(14.6)	(18.5)	(17.7)	(6.7)	(6.4)	(3.7)	(3.5)

(1)     Considers the sum of the retirement compensation and life insurance benefits.

g.            Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Medical plan		F.G.T.S. penalty		Award for length of service		Others (1)
Actuarial premises	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13

Economic hypothesis
Discount rate	11.49%	12.49%	11.27%	12.27%	11.27%	12.03%	11.44%	12.49%
Inflation rate	5.20%	5.40%	5.20%	5.40%	5.20%	5.40%	5.20%	5.40%
Medical inflation	8.36%	8.56%	N/A	N/A	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	6.78%	6.98%	6.78%	6.98%	6.78%	6.98%

	Medical plan		Other benefits
Actuarial premises	12.31.14	12.31.13	12.31.14	12.31.13

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled	RRB-1944	RRB-1944	RRB-1944	RRB-1944
Schedule of disabled mortality	IAPC	IAPC	IAPC	IAPC
Schedule of turnover - BRF's historical	2014	2013	2014	2013
Demoraphic data
Number of active participants	1,558	2,941	102,534	110,201
Number of assisted beneficiary participants	847	649	-	-

(1)     Includes retirement compensation and life insurance benefits.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

h.            Forecast and average terms of payments of obligations

The expected benefit payments and the average plan terms are presented below:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Others	Total

2015	4.6	33.8	12.8	4.9	56.1
2016	5.0	9.9	6.7	2.1	23.7
2017	5.5	14.0	7.1	2.7	29.3
2018	6.1	16.5	5.1	2.6	30.3
2019	6.7	19.7	5.4	2.9	34.7
2020 to 2024	44.8	146.4	31.6	19.2	242.0

Weighted average duration - in years	16.91	5.84	5.41	7.44	7.83

i.              Sensitivity analysis of post-employment plans

The sensitivity analysis regarding the relevant assumptions of the plans is presented below:

	Assumptions	Variation of 1%		Variation of actuarial liabilities
Significant hypothesis	utilized	Increase	Decrease	Increase	%	Decrease	%

Medical plan
Discount rate	11.49%	12.49%	10.49%	(15.2)	-12.90%	19.1	16.50%
Medical inflation	8.36%	9.36%	7.36%	19.0	16.50%	(15.3)	-13.20%
Turnover	Historical	+3,00%	-3,00%	(0.8)	-0.90%	1.0	0.90%

F.G.T.S. penalty
Discount rate	11.27%	12.27%	10.27%	(5.1)	-4.40%	5.6	4.90%
Wage growth rate	6.78%	7.78%	5.78%	1.0	0.90%	(0.9)	-0.80%
Turnover	Historical	+3,00%	-3,00%	(17.1)	-14.80%	23.3	20.10%

25.         PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social security and labor claims.

The Company classifies the risk of unfavorable decisions in the legal proceedings as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings is determined by the Company’s Management based on legal advice and reasonably reflect the estimated probable losses.

The Company’s management believes that its provision for tax, civil and labor risks, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as presented below:

25.1.     Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.13	Additions	Reversals	Payments	Price index update	Exchange rate variation	12.31.14
Tax	141.5	130.2	(38.0)	(48.3)	67.5	(0.5)	252.4
Labor	276.1	272.3	(101.2)	(161.9)	46.7	(1.6)	330.4
Civil, commercial and other	48.3	77.2	(26.7)	(49.3)	8.3	(0.4)	57.4
Contingent liabilities	553.4	-	(7.1)	-	-	(0.7)	545.6
	1,019.3	479.7	(173.0)	(259.5)	122.5	(3.2)	1,185.8

Current	243.9						243.0
Non-current	775.4						942.8

25.1.1.         Tax

The consolidated tax contingencies classified as probable losses relate to the following main legal proceedings:

Income tax and social contribution: The Company recorded a provision of R$7.9 (R$5.9 as of December 31, 2013) refers to several claims.

ICMS: The Company is involved in administrative and judicial tax disputes associated to the register and/or maintenance of ICMS tax credits on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$96.3 (R$18.7 as of December 31, 2013).

PIS and COFINS: The Company discusses the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, totaling R$78.9 (R$76.1 as of December 31, 2013).

Other tax contingencies: The Company recorded other provisions for tax claims related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), as well as tax debts arising from differences of accessory obligations, duties, including legal fees and others, totaling R$54.3 (R$36.5 as of December 31, 2013).

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

25.1.3.        Civil, commercial and others

Civil contingencies are mainly related to claims on traffic accidents, moral and property damage, physical casualties and others. The legal actions are mostly in the lower courts, depending on confirmation or absence of the Company’s guilt.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

25.2.     Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded. On December 31, 2014 the total amount of the possible contingencies was R$9,268.5 (R$8,433.8 as of December 31, 2013).

25.2.1.        Tax

Tax contingencies amounted to R$8,514.3 (R$7,945.0 as of December 31, 2013), from which R$530.1 (R$537.2 as of December 31, 2013) was recorded at fair value as a result of business combination with Sadia, Avex and Dánica group, according to the requirements of paragraph 23 of IFRS 3.

The most relevant tax cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$588.1 (R$742.7 as of December 31, 2013). Such decrease is mainly due to the cancellation of tax assessment (Case No. 16561.000122 / 2008-46) of R$258.0 in November 2014 through final decision of the Administrative Tax Appeals Council ("CARF"), which was partially offset by the increase resulting from the monetary correction of the amount of the total exposure. The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad are disclosed in note 14.3.

Income Tax and Social Contribution: The Company is involved in administrative disputes associated to the use of tax losses, refunds and offset of income and social contribution tax credits against other federal tax debts, including credits arising from the Plano Verão legal dispute, in a total amount of R$482.9 (R$386.3 as of December 31, 2013).

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by certain State tax authorities (“guerra fiscal”) in a total amount of R$1,963.1 (R$1,721.0 as of December 31, 2013); (ii) maintenance of ICMS tax credits on the acquisition of certain products with a reduced tax burden (“cesta básica”) in a total amount of R$522.0 (R$513.2 as of December 31, 2013) (note 38.1);  (iii) utilization of tax benefit deemed credits in a total amount of R$100.5 (R$143.0 as of December 31, 2013); and (iv) R$1,007.5 (R$949.5 as of December 31, 2013) related to other ICMS claims.

IPI: The Company discusses administratively the non-ratification of compensation of IPI credits resulting from purchases of exempted goods, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS in the amount of R$546.2 (R$299.9 as of December, 2013).

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

IPI Premium Credits: The Company is involved in a judicial dispute related to the alleged undue offsetting of IPI Premium Credits against other federal taxes in a total amount of R$420.5 (R$401.2 as of December 31, 2013). The Company recorded and used these credits based on a final judicial decision.

PIS and COFINS: The Company is involved in administrative proceedings regarding the offsetting of credits against other federal tax debts, in the amount of R$2,572.3 (R$1,681.2 as of December 31, 2013).

Normative Instruction 86: The Company discusses administratively with Brazilian Internal Revenue Service for a total amount of R$219.4 (R$179.0 as of December 31, 2013) a fine resulting from alleged non-compliance with the delivery of 2003 – 2005 magnetic files to the tax authorities.  In the year ended December 31, 2014, the Company obtained a favorable decision issued by CARF, so that this legal proceeding is now assessed as remote loss.

Social Security Taxes: The Company is involved in disputes related to social security taxes allegedly due on payments to service providers as well as joint responsibility with civil construction service providers and others in a total amount of R$113.3 (R$170.6 as of December 31, 2013).

Other Contingencies: The Company is involved in other tax contingencies including rural activity, transfer price, social contribution tax and others, totaling R$198.0 (R$187.6 as of December 31, 2013).

Additionally, Management is disclosing the information related to the lawsuit in which the Company was included as co-responsible in a debt from Huaine Participações Ltda. (former holding of Perdigão). In this lawsuit it is being discussed the inclusion of the Company in the liability from the tax execution in the amount of R$609.3 (R$595.9 as of December 31, 2013). BRF presented a guarantee to the debt, which was accepted by the judge and filed a motion, which is awaiting judgment. The Company’s legal advisors classified the risk of losses as remote.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.         SHAREHOLDERS’ EQUITY

26.1.     Capital stock

On December 31, 2014 and 2013, the capital subscribed and paid by the Company is R$12,553.4, which is composed of 872,473,246 book-entry shares of common stock without par value. The value of the capital stock is net of the public offering expenses of R$92.9.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common shares, in book-entry form without par value.

26.2.     Interest on shareholders’ equity and dividends

On February 14, 2014 the payment of R$365.0 was made related to the interest on shareholders’ equity proposed by the Management on December 20, 2013 and approved in the Shareholders Ordinary Meeting on April 3, 2014.

On June 18, 2014, the Board of Directors approved the payment of R$361.0 related to interest on shareholder’s equity settled on August 15, 2014.

On December 18, 2014, the Board of Directors approved the payment of R$376.8 related to interest on shareholder’s equity and R$86.5 related to dividend, settled on February 13, 2015.

26.3.     Breakdown of capital stock

	12.31.14	12.31.13	12.31.12
Common shares	872,473,246	872,473,246	872,473,246
Treasury shares	(5,188,897)	(1,785,507)	(2,399,335)
Outstanding shares	867,284,349	870,687,739	870,073,911

26.4.     Rollforward of outstanding shares

	Quantity of outstanding of shares
	12.31.14	12.31.13	12.31.12
Shares at the beggining of the year	870,687,739	870,073,911	869,453,804
Purchase of treasury shares	(6,000,000)	(1,381,946)	-
Sale of treasury shares	2,596,610	1,995,774	620,017
Shares at the end of the year	867,284,349	870,687,739	870,073,821

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.5.     Shareholders’ remuneration

	12.31.14	12.31.13	12.31.12
Net profit	2,225.0	1,062.4	813.2
Legal reserve (5.00%)	(111.3)	(53.1)	(40.7)
Dividends calculation base	2,113.7	1,009.3	772.5
Minimum mandatory dividend (25.00%)	528.4	252.3	193.0
Remuneration of shareholders' exceeding the mandatory minimum	295.8	471.7	81.6
Total remuneration of shareholders' in the year, as interest on shareholders' equity and dividends (R$86,5 in 2014)	824.3	724.0	274.6
Withholding income tax on interest on shareholders' equity	(64.2)	(60.6)	(24.8)
Remuneration of shareholders', net of withholding income tax	760.0	663.4	249.8

Percentage of calculation base	38.99%	71.73%	35.55%
Earnings paid per share	0.94836	0.83154	0.31578

Payment of interest on shareholders' equity, paid in the year - gross of withholding income tax of R$30,3 in 2014 (R$30,5 in 2013)	(361.0)	(359.0)	(100.0)
Paid in the previous period - interest on shareholders' equity - gross withholding income tax of R$30,0 in 2013 (R$15,7 in 2013)	(365.0)	(174.8)	(339.8)
Paid in the previous period - dividends	-	(45.3)	-
Payments made during in the year	(726.0)	(579.1)	(439.8)

Total remuneration of shareholders' outstanding	463.3	365.0	174.6
Withholding income tax on interest on shareholders' equity	(33.9)	(30.0)	(15.7)
Remaining amounts outstanding	1.6	1.7	1.7
Interest on shareholders' equity outstanding	430.9	336.7	160.6

26.6.     Profit distribution

		Income appropriation		Reserve balances
	Limit on
	capital %	12.31.14	12.31.13	12.31.14	12.31.13
Actuarial gain	-	(33.2)	55.4	-	-
Dividends	-	86.5	-	-	-
Interest on shareholdes' equity	-	737.8	724.0	-	-
Legal reserve	20	111.3	53.1	384.6	273.4
Capital increase reserve	20	451.6	121.8	1,274.3	822.6
Reserve for expansion	80	730.7	-	1,901.4	1,170.7
Reserve for tax incentives	-	140.4	121.2	385.5	245.2
Reserve for retained profit	-	-	(13.1)	-	-
		2,225.0	1,062.4	3,945.8	2,511.9

Legal reserve: It is computed based on 5% of net profit of each fiscal year as specified in article 193 of Law No. 6,404/76, modified by Law No. 11,638/07, which shall not exceed 20% of the capital stock. On December 31, 2014, this reserve corresponds to 3.09% of capital stock (2.20% as of December 31, 2013).

Reserve for capital increase: it is calculated based on 20% towards the establishment of reserves for capital increase, which shall not exceed 20% of the capital stock. On December 31, 2014 this reserve corresponds to 10.23% of capital stock (6.66% as of December 31, 2013).

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Reserve for expansion: Up to 50% for the constitution of the reserve for expansion. This reserve should not exceed 80% of the capital stock. On December 31, 2014 the balance of this reserve correspond to 15.26% of the capital stock (9.40% as of December 31, 2013).

Reserve for tax incentives: Constituted as specified in article 195-A of the Law No. 6,404/1976, modified by Law No. 11,638/07, based on the amounts of government grants for investment.

26.7.     Treasury shares

The Company has 5,188,897 shares in treasury, with an average cost of R$58.76 (fifty eight Brazilian Reais and seventy six cents) per share, with a market value corresponding to R$326.7.

During the year ended December 31, 2014, the Company sold 2,596,610 treasury shares due to exercise of the stock options of the Company’s executives.

During the year ended December 31, 2014, as authorized by the Board of Directors, the Company acquired 6,000,000 shares of its own shares at a cost of R$350.9, with the objective of maintaining treasury shares to comply with the provisions of stock option plans, both approved by special meeting of Board of Directors held on May 19, 2014 and annual meeting of the Board of Directors on September 25, 2014.

On December 18, 2014, the Board of Directors approved the repurchase of up to 16,260,163 shares, between January 05, 2015 to April 03, 2015, with the objective of complying with the provisions of the stock options plans.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.         EARNINGS PER SHARE

Continued operations	12.31.14	12.31.13	12.31.12
Basic numerator
Net profit attributable to controlling shareholders	2,135.0	1,019.7	804.7

Basic denominator
Common shares	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	870,412,068	870,534,511	869,534,940
Earnings per share basic - R$	2.45311	1.16624	0.92543

Diluted numerator
Net profit attributable to controlling shareholders	2,135.0	1,019.7	804.7

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	870,412,068	870,534,511	869,534,940
Number of potential shares (stock options)	411,708	907,194	168,666
Weighted average number of outstanding shares - diluted	870,823,776	871,441,705	869,703,606
Earnings per share diluted - R$	2.45195	1.16502	0.92525

Discontinued operations	12.31.14	12.31.13	12.31.12
Basic numerator
Net profit (loss) attributable to controlling shareholders	89.8	47.2	(27.2)

Basic denominator
Common shares	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	870,412,068	870,534,511	869,534,940
Earnings per share basic - R$	0.10319	0.05420	(0.03134)

Diluted numerator
Net profit (loss) attributable to controlling shareholders	89.8	47.2	(27.2)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	870,412,068	870,534,511	869,534,940
Number of potential shares (stock options)	411,708	907,194	168,666
Weighted average number of outstanding shares - diluted	870,823,776	871,441,705	869,703,606
Earnings per share diluted - R$	0.10315	0.05414	(0.03133)

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.14	12.31.13	12.31.12
Basic numerator
Net profit for the year attributable to controlling shareholders	2,225.0	1,062.4	770.0

Basic denominator
Common shares	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	870,412,068	870,534,511	869,534,940
Earnings per share basic - R$	2.55630	1.22043	0.89409

Diluted numerator
Net profit for the exercise attributable to controlling shareholders	2,225.0	1,062.4	770.0

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	870,412,068	870,534,511	869,534,940
Number of potential shares (stock options)	411,708	907,194	168,666
Weighted average number of outstanding shares - diluted	870,823,776	871,441,705	869,703,606
Earnings per share diluted - R$	2.55509	1.21916	0.89392

On December 31, 2014, from the total of 11,390,846 stock options outstanding (6,932,434 as of December 31, 2013) granted to executives of the Company, 8,616,900 options (2,752,553 as of December 31, 2013) were not considered in the calculation of the diluted earnings per share due to the fact that the exercise price until the vesting period was higher than the average market price of the common shares during the period, so that they did not cause any dilution effect.

28.         GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of states of Goiás, Pernambuco, Mato Grosso and Bahia.  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states.

On December 31, 2014, this incentive totaled R$140.4 (R$120.8 as of December 31, 2013 and R$67.4 as of December 31, 2012) which was recorded in reserve for tax incentives.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

29.         RELATED PARTIES – PARENT COMPANY

As part of the Company’s operations, rights and obligations arise between related parties, resulting from transactions of purchase and sale of products, loans agreed on normal conditions of market for similar transactions, based on contracts.

29.1.     Transactions and balances

All companies disclosed in note 1.1 are controlled by BRF, except for UP! Alimentos Ltda, K&S, PP-Bio, PR-SAD, Minerva and Nutrifont, which are associates and Al Khan Foodstuff (“AKF”) which is joint venture. During the year ended December 31, 2014, Galeazzi e Associados and Instituto de Desenvolvimento Gerencial consulting firms, which BRF has no equity interest, but are related to members of its Board of Directors, provided advisory services for strategic management and organizational restructuring in the amount of R$14.5 (R$7.1 in 2013).

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, the Company has recorded a payable to this entity of R$50.0 included in other liabilities as of December 31, 2014 (R$61.0 as of December 31, 2013).

The Company entered into loan agreements with its subsidiaries. Below is a summary of financial charges for the transactions which corresponding balance is exceeding R$10.0 at the balance sheet date:

Counterparty			Balance	Interest rate (p.a.)
Creditor	Debtor	Currency	12.31.14

BRF GmbH	BRF Global GmbH	US$	500.3	1.1%
Sadia Overseas Ltd.	BRF Global GmbH	US$	385.9	7.0%
BFF International Ltd.	BRF Global GmbH	US$	167.5	8.0%
Sadia International Ltd.	Wellax Food Comércio	US$	156.4	1.5%
Quickfood S.A.	Avex S.A.	AR$	137.5	25.0%
BRF GmbH	Plusfood Holland B.V.	EUR	120.3	3.0%
Perdigão International Ltd.	BRF Global GmbH	US$	99.0	0.9%
BRF GmbH	BRF Foods GmbH	US$	91.3	1.2%
Plusfood Holland B.V.	Plusfood B.V.	EUR	76.7	3.0%
BRF GmbH	BRF Foods LLC	US$	49.7	2.5%
Wellax Food Comércio	BRF GmbH	EUR	25.8	1.5%
Perdigão International Ltd.	BRF S.A.	US$	14.9	0.4%
BRF GmbH	BRF Global GmbH	EUR	13.2	1.5%
Plusfood Holland B.V.	BRF GmbH	EUR	12.9	1.5%

29.2.     Other Related Parties

The Company has leased properties owned by FAF. For the year ended December 31, 2014, the total amount paid as rent was R$6.2 (R$6.0 as of December 31, 2013). The rent value was set based on market conditions.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

29.3.     Granted guarantees

All granted guarantees on behalf of related parties are disclosed in note 19.9.

29.4.     Management compensation

The management key personnel include the directors and officers, members of the Board of Directors and the head of internal audit. As of December 31, 2014 and 2013, there were 24 professionals.

The total compensation and benefits paid to these professionals are demonstrated below:

	12.31.14	12.31.13	12.31.12
Salary and profit sharing	48.1	32.8	36.4
Short term benefits (1)	0.9	1.3	1.3
Post-employment benefits	0.6	0.2	0.1
Termination benefits	28.4	1.9	0.9
Share based payment	8.7	8.0	7.8
	86.7	44.2	46.5

(1)     Comprises:  Medical assistance, reimbursement of educational expenses and others.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

30.         NET SALES

	12.31.14	12.31.13	12.31.12
Gross sales
Domestic sales	17,004.0	15,911.8	15,367.4
Foreign sales	13,925.9	13,860.3	11,977.6
Food service	2,016.7	1,856.1	1,775.9
	32,946.6	31,628.2	29,120.9

Sales deductions
Domestic sales	(3,069.3)	(2,862.2)	(2,577.4)
Foreign sales	(601.1)	(728.7)	(351.6)
Food service	(269.4)	(249.9)	(217.5)
	(3,939.8)	(3,840.8)	(3,146.5)

Net sales
Domestic sales	13,934.7	13,049.6	12,790.1
Foreign sales	13,324.8	13,131.6	11,626.0
Food service	1,747.3	1,606.3	1,558.4
	29,006.8	27,787.5	25,974.6

31.         RESEARCH AND DEVELOPMENT COSTS

Consist of expenditures on internal research and development of new products which are recognized when incurred and amounted to R$192.8 for the year ended December 31, 2014 (R$68.6 as of December 31, 2013 and R$33.1 as of December 31, 2012).

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

32.         OTHER OPERATING INCOME (EXPENSES), NET

	12.31.14	12.31.13	12.31.12
Income
Gain on transaction with Minerva (note 6.2.2)	179.3	-	-
Gain on disposals of property, plant and equipment	111.4	-	-
Recovery of expenses	63.8	44.9	18.7
Gain on step acquisition Federal Foods	25.0	-	-
Provision reversal	6.3	8.3	45.9
Employees benefits	-	-	49.9
Gain on the transfer of Carambeí plant	-	-	48.8
Other	96.6	28.9	20.3
	482.4	82.1	183.7

Expenses
Employees profit sharing	(356.5)	(137.8)	(111.4)
Restructuring charges	(214.7)	(103.8)	-
Provision for tax risks	(91.2)	(35.6)	(24.5)
Provision for civil and labor risks	(72.4)	(37.4)	(41.2)
Idleness costs (1)	(54.1)	(52.9)	(93.8)
Other employees benefits	(33.4)	(32.5)	(107.2)
Stock options plan	(20.7)	(26.8)	(23.0)
Management profit sharing	(14.2)	(17.7)	(7.0)
Loss on the disposals of property, plant and equipment	-	(14.1)	(15.2)
Loss on the execution of TCD	-	-	(108.9)
Other	(63.3)	(81.5)	(43.4)
	(920.5)	(540.2)	(575.5)
	(438.1)	(458.1)	(391.8)

(1)     Idleness cost includes depreciation charge R$23.4, R$30.3 and R$33.8 for the years ended December 31, 2014, 2013 and 2012, respectively.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

33.         FINANCIAL INCOME (EXPENSES), NET

	12.31.14	12.31.13	12.31.12
Financial income
Exchange rate variation on assets	694.4	161.2	87.5
Exchange rate variation on marketable securities	287.2	-	2.1
Interest on other assets	251.0	133.8	159.5
Gains on the translation of foreign investments (1)	126.7	382.2	183.6
Interest on marketable securities	97.3	33.0	12.6
Interests on financial assets classified as
Held for trading	27.9	16.6	38.1
Held to maturity	22.1	23.5	22.1
Available for sale	10.3	24.0	14.8
Gains on derivative transactions	46.3	-	-
Others	17.6	43.0	44.8
	1,580.8	817.3	565.2

Financial expenses
Exchange rate variation on loans and financing	(648.0)	(316.8)	(94.2)
Interest on loans and financing	(645.1)	(567.4)	(502.9)
Exchange rate variation on other liabilities	(582.8)	(323.6)	(371.2)
Premium paid on repurchase of bonds (Tender Offer)	(198.5)	-	-
Interest on other liabilities	(179.9)	(170.9)	(59.7)
Adjustment to present value	(154.4)	-	-
Losses on derivative transactions	-	(72.4)	(21.2)
Others	(162.8)	(113.7)	(86.6)
	(2,571.5)	(1,564.8)	(1,135.8)
	(990.7)	(747.5)	(570.6)

(1) Refers to investments in subsidiaries whose functional currency is Real.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

34.         STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	12.31.14	12.31.13	12.31.12
Costs of sales
Costs of goods	14,632.9	14,998.4	14,284.0
Depreciation	1,019.4	952.4	823.0
Amortization	2.7	10.4	11.7
Salaries and employees benefits	2,844.5	2,704.4	2,860.9
Other	1,997.9	2,212.0	2,092.5
	20,497.4	20,877.6	20,072.1

Sales expenses
Depreciation	58.4	52.2	32.4
Amortization	6.0	2.6	1.2
Salaries and employees benefits	985.6	950.7	944.3
Indirect and direct logistics expenses	2,127.4	2,182.0	2,054.8
Other	1,039.1	953.6	775.7
	4,216.5	4,141.0	3,808.4

Administrative expenses
Depreciation	15.7	17.5	6.5
Amortization	104.8	52.0	38.3
Salaries and employees benefits	245.4	267.8	259.7
Fees	26.1	22.1	21.5
Other	10.1	67.9	38.7
	402.1	427.3	364.7

Other operating expenses (1)
Depreciation	23.4	30.3	29.4
Other	897.1	509.9	546.1
	920.5	540.2	575.5

(1)     The composition of other operating expenses is disclosed in note 32.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

35.         INSURANCE COVERAGE

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity.

Assets covered	Coverage	Insured amounts	Amount of coverage

Inventories and property, plant and equipment	Fire, lightning, explosion, windstorm, deterioration of refrigerated products, breakdown of machinery, loss of profit and other	31,603.9	1,856.5

Garantee	Judicial, traditional and customer garantees	1,900.2	1,900.2

National / international transport	Road risk and civil liability of cargo carrier and transport risk during imports and exports	37,081.8	1,095.6

General civil liability for directors and officers	Third party claims	32,966.4	2,947.6

Credit	Customer default	419.3	388.0

36.         NEW ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

IAS 32 – Offsetting Financial Assets and Financial Liabilities – Amendment

In December 2011, IASB issued an amendment to clarify the meaning of “currently has a legally enforceable right to offset the recognized amounts" and the criteria that would cause the not simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The Company analyzed the content of this standard and there was no impact on its financial statements for the year ended December 31, 2014.

IFRS 10, IFRS 12 and IAS 27 – Investment Entities – Amendment

In October 2012, IASB issued an amendment to introduce a definition for “Investment Entity” and an exception to consolidation, specific for Investment Entity, which requires that such entity measures its investment in a subsidiary at fair value through profit or loss in accordance with IAS 39 – Financial Instruments: Recognition and Measurement in its separated and consolidated financial statements. The Company analyzed the content of this standard and there was no impact on its financial statements for the year ended December 31, 2014.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, which provides guidance on when an entity should recognize a liability for a levy in accordance with laws and/or regulations, except for income taxes, in its financial statements. The obligation should only be recognized when the event that triggers such obligation occurs. IFRIC 21 is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IAS 37 establishes criteria for the recognition of a liability, one of which is the requirement that the Company has a present obligation as a result of a past event, known as the obligating event. The Company analyzed the content of this standard and there was no impact on its financial statements for the year ended December 31, 2014.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets – Amendment

On May 2013, IASB issued an amendment to introduce the disclosure of fair value hierarchy level for each impairment loss or reversal recognized during the period for individual asset, including goodwill or cash generate unit, as well as improvement of wording, aiming a better application of standard in accordance with international accounting practices and do not change the meaning of the original text issued. The Company analyzed the content of this standard and there was no impact on its financial statements for the year ended December 31, 2014.

IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting – Amendment

On June 2013, IASB issued an amendment to eases the discontinuation of hedge accounting when the novation of a derivative designated as a hedge meets certain criteria and retrospective application is mandatory. The Company analyzed the content of this standard and there was no impact on its financial statements for the year ended December 31, 2014.

37.         NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

IFRS 9 – Financial Instruments

On July 2014, IASB issued the final version of IFRS 9 – Financial Instruments, which reflects all phases of financial instruments project and replaces IAS 39 – Financial Instruments: Recognizing and Measurement and all previous versions of IFRS 9. The standard introduces new guidance about classification and measurement, impairment loss and hedge accounting. Early adoption is not permitted and is effective for periods beginning on January 1, 2018. Retrospective adoption is mandatory, however, is not required the presentation of comparative information. Early adoption of previous versions of IFRS 9, issued in 2009, 2010 and 2013, is permitted if the initial adoption date is prior to February 1, 2015. The effects related to the adoption of this standard affect only the classification and measurement of financial assets. The Company is evaluating the impact of adopting this standard in its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

On May 2014, IASB issued IFRS 15 that establishing a 5–step model that will be applied to revenue obtained from a contract with customer. In accordance with this standard, revenues are recognized based on an amount that reflects the consideration which an entity expects to be entitled for the transfer of goods or services to a customer. The guidelines of IFRS consider a more structured approach to measure and recognize revenue.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

This standard is applicable to all entities and will replace all current requirements related to revenue recognition. Retrospective adoption is mandatory to periods beginning on January 1, 2017 or after. Earlier adoption is permitted, but it is under analysis for regulatory entities in Brazil. The Company is evaluating the impact of adopting this standard in its consolidated financial statements.

IFRS 11 – Accounting for Acquisition of Interests in Joint Operations – Amendment

On May 2014, IASB issued amendments to IFRS 11, which demands that a joint operator that is accounting an acquisition of equity interest in which the joint operation activity constitutes a business, to apply the guidelines according to IFRS 3. The amendments also clarify that an equity interest previously held in a joint operation is not remeasured on an additional acquisition of interest in the same joint operation while the joint control is held. Additionally, the amendments are not applied when the parties sharing the control, including the reporting entity, are under common control of the parent company.

The amendments are applicable to both the acquisition of the final equity interest in a joint operation and on the acquisition of any additional equity interest in the same joint operation. This standard will be in force prospectively to periods beginning on January 1, 2016 or after. Early adoption in Brazil is not permitted by regulatory entities. The Company is evaluating the impact of adopting this standard in its consolidated financial statements.

IAS 16 and IAS 38 – Clarification of Accountable Methods of Depreciation and Amortization – Amendment

On May 2014, IASB issued amendments to clarify guidelines of IAS 16 and IAS 38, and determined that revenue reflects a model of economic benefits generated from operation of business (of which the asset is a part), instead of economic benefits generated from the use of the asset. As a result, a method based on revenue cannot be used for property, plant and equipment depreciation purposes and may be used only under very limited circumstances to amortize intangible assets. The amendments will be in force prospectively to amortize intangible assets for fiscal years beginning on January 01, 2016 or after. The Company does not expect impact on its consolidated financial statements, it does not use a method based on revenue to depreciate non-current assets.

38.      SUBSEQUENT EVENTS

38.1.     State ICMS (“VAT”) Tax Credits – Basic Food Basket (“Cesta Básica”)

In a meeting held on October 16, 2014 with the decision disclosed on February 13, 2015, the Brazilian Federal Supreme Court ("STF") found in favor to the Tax Authority of State of Rio Grande do Sul, in a judgment relating to the extraordinary appeal No.635.688 submitted by company Santa Lúcia. The STF ruled that companies could not recognize full VAT credits relating to products included in the basic food basket which have reduced rate of VAT. As disclosed in note 25.2.1, the Company had a possible loss contingency of R$522.0 related to this matter as of December 31, 2014.

BRF S.A. Notes to Consolidated Financial Statements Years ended December 31, 2014, 2013 and 2012 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Although this decision has wide general repercussions and forms a precedent for other taxpayers and courts, there will still be, in accordance with applicable law, a motion for clarification, which will include a determination of the date at which the effects of the decision are applicable to the Company. Due to this uncertainty, the Company is unable to reliably measure the effect of the decision or to record its impact in its consolidated financial statements.

38.2.     Tax Assessment Notice – Income Tax and Social Contribution

On February 05, 2015, BRF was notified of tax assessment notices which are claiming Income and Social Contribution Taxes, of R$521.1, related to the compensation of tax loss carryforwards and negative calculation basis that exceed the limit of 30%, carried out based on legal opinion, upon the merger of Sadia S.A. Legal defenses will be filed by the Company's legal advisors has assessed the risk of loss as possible.

39.         APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on March 30, 2015.