Form 20-F
period 2015-12-31
BRF S.A.
filed 2016-04-05
CIK 1122491

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
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

R. Hungria, 1400 - 5th Floor
Jd. Europa – 01455-000

São Paulo – SP, Brazil
(Address of principal executive offices)

José Alexandre Carneiro Borges, Chief Financial and Investor Relations Officer
Tel. (5511) 2322-5005, Fax (5511) 2322-5740
R. Hungria, 1400 - 5th Floor
Jd. Europa - 01455-000

São Paulo – SP, Brazil
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

____________________

*   Not for trading purposes, but only in connection with the registration of American Depositary Shares representing those common shares.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2015	872,473,246 shares of common stock

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every interactive data filed required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the registrant was required to submit and post such files) Yes ☐  No ☐

Note:  Not required for registrant.

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

Yes ☐   No ☒

i

ii

iii

PART I
INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” or “our” or “our company” are references to BRF, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars,” “dollars” or “U.S.$” are to the United States dollars.  Sadia S.A. (“Sadia”), formerly our wholly-owned subsidiary, was incorporated by BRF on December 31, 2012.

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

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.                  Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

In 2014, we entered into an agreement with Lactalis for the sale of the assets of our dairy segment, including plants and trademarks, which deal was closed in 2015. As a result, this segment is reported as discontinued operations, which requires the presentation of prior periods of this segment as discontinued operations. Unless stated otherwise, the results and cash flows that we present in this annual report do not consider the results and cash flows from this discontinued operation (dairy segment).

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income Statement Data	(in millions of reais, except share, per share and per ADS amounts and as otherwise indicated)
Continuing Operations
Net sales	32,196.6	29,006.8	27,787.5	25,974.6	23,167.4
Gross profit	10,088.9	8,509.4	6,909.9	5,902.5	6,112.1
Operating income	4,228.4	3,478.3	1,896.4	1.359.9	2,025.8
Income from Continuing Operations	2,947.7	2,135.0	1,019.7	804.6	1,383.5

Income from Discontinued Operations	183.1	89.8	47.2	(27.2)	(18.4)
Net profit	3,130.8	2,224.8	1,066.8	777.4	1,365.1
Attributable to:
Controlling shareholders	3,111.2	2,225.0	1,062.4	770.0	1,367.4
Non-controlling shareholders	19.6	(0.2)	4.4	7.4	(2.3)

Earnings per share - basic from continuing operations	3.5009	2.4529	1.1713	0.9254	1.5893
Earnings per ADS - basic from continuing operations	3.5009	2.4529	1.1713	0.9254	1.5893
Earnings per share - basic	3.7184	2.5563	1.2204	0.9352	1.5708
Earnings per ADS - basic	3.7184	2.5563	1.2204	0.9352	1.5708
Weighted average shares outstanding at the end of the year – basic (millions)	842,000	870,412	870,535	869,534	870,507
Earnings per share - diluted	3.6932	2.5551	1.2192	0.9400	1.5707
Earnings per ADS - diluted	3.6932	2.5551	1.2192	0.9400	1.5707
Weighted average shares outstanding at the end of the year – diluted (millions)	842,402	870,824	871,442	869,703	870,546
Dividends per share	1.1998	0.8486	0.8315	0.3200	0.7271
Dividends per ADS	1.1998	0.8486	0.8315	0.3200	0.7271
Dividends per ADS (in U.S. dollars)	0.3073	0.3195	0.3550	0.1566	0.3876
	3.9048	2.6562	2.3426	2.0435	1.8758

	At December 31,
	2015	2014	2013	2012	2011
	(in millions of reais, except as otherwise indicated)
Balance Sheet Data
Cash and cash equivalents	5,362.9	6,006.9	3,127.7	1,930.7	1,366.8
Trade accounts receivable, net	3,876.3	3,046.9	3,338.4	3,131.2	3,207.8
Inventories	4,032.9	2,941.4	3,111.6	3,018.6	2,679.2
Total current assets	19,180.1	17,488.3	13,242.5	11,590.0	11,123.8
Property, plant and equipment, net	10,915.8	10,059.3	10,821.6	10,670.7	9,798.4
Intangible assets	5,010.9	4,328.6	4,757.9	4,751.7	4,386.1
Total non-current assets	21,207.9	18,615.4	19,132.1	19,175.5	18,859.7
Total assets	40,388.0	36,103.7	32,374.6	30,765,5	29,983.5
Short-term debt	2,628.2	2,738.9	2,696.6	2,440.8	3,452.5
Trade accounts payable	4,745.0	3,522.2	3,674.7	3,381.3	2,681.3
Total current liabilities	11,621.2	9,569.1	8,436.0	7,481.6	7,987.8
Long-term debt	12,551.1	8,850.4	7,484.6	7,077.6	4,601.1
Total non-current liabilities	14,930.8	10,844.7	9,242.4	8,694.7	7,885.7
Shareholders’ equity
Capital	12,460.5	12,460.5	12,460.5	12,460.5	12,460.5
Total shareholders' equity	13,836.0	15,689.9	14,696.2	14,589.2	14,110.0
Total liabilities and shareholders’ equity	40,388.0	36,103.7	32,374.6	30,765,5	29,983.5

	2015	2014	2013	2012	2011
Operating Data
Poultry slaughtered (million heads per year)	1,724.4	1,663.6	1,795.9	1,792.4	1,756.4
Pork/beef slaughtered (thousand heads per year)	9,510.5	9,620.6	9,744.1	10,874.1	10,847.9
Total production of meat and other processed products (thousand tons per year)	4,358.2	4,307.1	4,595.4(1)(2)	4,809.0	4,641.0
Employees (at year end)	96,279	108,829	110,138	113,992	119,167

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2011	1.9016	1.5345	1.6746	1.8758
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4457	1.9528	2.1605	2.3426
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048

	Reais per U.S. Dollar
Month	High	Low
September 2015	4.1949	3.6725
October 2015	4.0010	3.7386
November 2015	3.8506	3.7010
December 2015	3.9831	3.7476
January 2016	4.1558	3.9863
February 2016	4.0492	3.8653

Source: Central Bank.

        The exchange rate on March 15, 2016 was R$3.7116 per US$1.00.

B.                  Capitalization and Indebtedness

Not applicable.

C.                  Reasons for the Offer and Use of Proceeds

Not applicable.

D.                  Risk Factors

Risks Relating to Our Business and Industry

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance, the potential cost and disruption of a product recall and possible impacts on our image and our brands.  Among such risks are those related to raising animals, including disease and adverse weather conditions.  Meat is subject to contamination during processing and distribution.  Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category.  We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry and hogs), but product contamination may occur, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing their meat, which require us to maintain animal health and control disease.  We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad, in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of hogs and certain other animals, foot-and-mouth disease and A(H5N1) influenza (discussed below); and (2) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome and Porcine Epidemic Diarrhea, which have broken out in Europe and the United States, were to outbreak in Brazil, we could be required to destroy hogs, however currently there is no legislation supporting this action. Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely affect our results of operations and financial condition.

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

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza.  In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death.  Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Between 2010 and the first week of 2016, there have been over 378 human cases of avian influenza and over 167 related deaths, according to the World Health Organization (WHO) and Food and Agriculture Organization (FAO). The cases reported were caused by the H5N1 and H7N9 viruses. In 2013, direct human-to-human transmission of the H7N9 virus was proven. Various countries in Asia, the Middle East and Africa reported human cases in the last five years and various European countries reported avian flu cases in poultry. In 2014, there were reports of human cases of avian influenza in Egypt, Indonesia, Cambodia, China and Vietnam. In the Americas, there were reports of human cases of avian influenza in both Canada and the United States. In early 2015, additional new cases of H5N1 and H5N2 were reported in the United States, which has already resulted in restrictions on U.S. exports.

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

Our operations are largely dependent on electricity, and energy-related expenses are our second highest fixed cost. A significant portion of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, as has occurred in recent years, our energy expenses may increase.

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

The shortage or lack of water could materially adversely affect our business and results of operations.

A study conducted by the United Nations Food and Agriculture Organization (FAO) indicates that, in the next two decades, the demand for water will increase 50% on a global scale. In conenction with that, it is estimated that by 2025, 1.8 billion people will live in places with absolute shortage of water and two thirds of the global population will live in water-stressed places. By 2050, the demand for water will jump 55%, according to FAO, on a global scale, including some of our key markets, such as North Africa and the Middle East. Water is an essential raw material for our businesses, being present from the production of grains and inputs, the agricultural chain through our production processes. As a result, the shortage or lack of water represents a critical risk for our business. On the other hand, we are aware that the industrial use of water may adversely affect its availability.

In order to mitigate these risks, in 2015, we began developing a methodology to evaluate water-related risks in the locations where we have operations in order to understand the specific impacts of our company and others in those regions and, consequently, reduce our water consumption and exposure to water supply risks in each location. It is an initiative regarding water-related risks through which we can assess internal and external aspects impacting water supply and quality and generate a score for each unit. The objective is to carry out internal and external actions to reduce consumption and comply with applicable rules in order to minimize our impact on the environment and the community. We conducted this methodology in four plants in Brazil– Toledo (PR), Rio Verde (GO), Lucas do Rio Verde (MT) and Carambeí (PR) – in 2015 as a pilot-project. We analyzed the and micro and macro watersheds composing the region, as well as the industrial activities and characteristics of the use of water resources, in order to understand the local demand growth, anticipating risks. In 2016, we expect to expand this assessment to the other plants in Brazil.

The shortage or lack of water could materially adversely affect our business and results of operations.

We rely on our governance structure and compliance processes to sustain our positive image and reputation in the marketplace.

BRF has a strong image related to solid corporate governance and is associated with values such as trust, ethics and transparency. We have a framework of antifraud initiatives - including anti-corruption - that supports all business segments and their commercial standards worldwide. However, we may not be able to mitigate all fraud risk entirely. In cases of bad publicity or acts that may negatively affect our image, we have a Crisis Committee that works with our stakeholders. Any negative reflection on our image or the strength of our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-corruption Law nº 12.846, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with employees of certain entities who may be considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud and anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions could have a material adverse effect on our business, reputation, results of operations and financial condition

Our failure to continually innovate and successfully launch new products, as well as maintain our brand image, could adversely impact our operating results.

Our financial success depends on our ability to anticipate changes in consumer preferences and dietary habits and successfully developing and launching new products and product extensions that consumers want. We devote resources to new product development and product extensions, however we may not be successful in developing innovative new products or our new products may not be commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets, our financial results and our competitive position may suffer.

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

We regularly review and pursue opportunities for strategic growth through acquisitions, joint ventures and other initiatives. We have completed several acquisitions outside  Brazil in recent years, such as Golden Foods Siam (“GFS”) in Thailand, Qatar National Import and Export Co. (“QNIE”) in the State of Qatar, Campo Austral in Argentina, and acquired certain trademarks in Argentina. For more details on these and other transactions, see “Item 4. Information on the Company—A. History and Development of the Company—Other Acquisitions and Investments in 2015.” Acquisitions, new businesses and joint ventures, especially involving sizeable enterprises, may present financial, managerial and operational risks and uncertainties, including:

•         challenges in realizing the anticipated benefits of the transaction;

•         diverting management attention from existing businesses;

•         difficulty with integrating personnel and financial and other systems;

•         difficulty identifying suitable candidate businesses or consummating a transaction on terms that are favorable to us;

•         challenges in retaining an acquired company’s customers and key employees;

•         increased compensation expenses for newly hired employees; and

•         exposure to unforeseen liabilities or problems of the acquired companies or joint ventures.

Acquisitions outside of Brazil may present additional difficulties and new political and countries risks, such as compliance with foreign legal and regulatory systems, difficulties to transfer capital, integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

We may be unable to realize synergies and efficiency gains from our recent acquisitions in the timeframe we anticipate or at all, because of integration or other challenges. In addition, we may be unable to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy, successfully or at favorable terms, or to effectively integrate these acquisitions or joint venture businesses with our current businesses. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions and joint ventures may also result in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.

Political and economic risks in regions and countries where we have exposure could limit the profitability of our operations and our ability to execute our strategy in these regions.

Since we have expanded our operations around the world, we are subject to a variety of situations that may adversely affect our financial results. In the regions where we have production and distribution activities, we are subject, among others, to the following risks:

•         governmental inertia;

•         geopolitical risk;

•         imposition of exchange or price controls;

•         imposition of restrictions on exports of our products or imports of raw materials necessary for our production;

•         fluctuation of local currencies against the real;

•         nationalization of our property;

•         increase in export tax and income tax rates for our products; and

•         unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities may be adversely affected, and we may experience in the future significant variability in our revenue on both an annual and a quarterly basis from those operations. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions, which may result in increased volatility in our markets and contribute to net losses. Since the end of 2015, the oil price has declined significantly and has led to lower economic growth in relevant oil dependent regions, such as several countries in the Middle East, Russia, Venezuela and Angola. Thus, per capita meat consumption in these areas could be affected as well. In addition, concerns about the Chinese economy and its inability to grow at rates as high as the ones we had in prior years could affect the prices and consumption of all commodities, including chicken and hogs. Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs and other raw materials, as well as the selling prices of our poultry, pork and beef. These prices are determined by supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry, hog and cattle production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate and interest rate fluctuations.

Our industry, both in Brazil and abroad, is generally characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability.  We are not able to mitigate these risks entirely.

Natural disasters, pandemics or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well any interruption we can observe in our plants that may require the temporary re-allocation of plant functions to other facilities could impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems, among other issues.

Our international sales are subject to a broad range of risks associated with international operations.

International sales account for a significant portion of our net sales in line with our global strategy, representing 48.1% in 2013, 46.8% in 2014 and 50.2% in 2015. Our major international markets include the Middle East (particularly Saudi Arabia), Asia (particularly Japan, Hong Kong, Singapore and China), Europe, Africa and Americas (particularly Argentina), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on the economic, political and social conditions in our main export markets.

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

•         exchange and interest rate fluctuations;

•         commodities price volatility;

•         deterioration in international economic conditions;

•         political risks, such as turmoil, government policies, difficulties to transfer capital  and political instability;

•         decreases in demand, particularly from large markets such as China;

•         imposition of increased tariffs, anti-dumping duties or other trade barriers;

•         strikes or other events affecting ports and other transport facilities;

•         compliance with differing foreign legal and regulatory regimes;

•         strikes, not only of BRF’s employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products; and

•         sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Any of these risks could adversely affect our business and our results of operations.  In addition, flooding and similar events affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

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

Some countries, such as Russia and South Africa, have a history of erecting trade barriers to imports of food products.  In Europe, another of our key markets, the European Union has adopted a quota system for certain chicken products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on local producers over European producers.  In addition, the European Union has a ban on certain types of Brazilian meat, including pork, fresh cuts and some premium cuts of frozen beef backs.

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

We face strong competition from other Brazilian producers in our domestic market and from Brazilian and foreign producers in our international markets.  The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented.  Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards.  Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market.  With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

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

Increased regulation of food safety and animal welfare could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. We currently comply with all food safety requirements and animal welfare laws in the markets where we conduct our business. We already incur significant costs in connection with such compliance and changes in government regulations relating to food safety or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety or animal welfare regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2015, we had a total of 96,279 employees worldwide. All of our production employees are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may not reach new agreements without union action and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. If we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. In 2015, they represented 15.4% of our cost of sales, representing an increase of 1.5 percentage points compared to 2014. Additionally, we outsource some of our labor force in the ordinary course of business, therefore being subject to the contingencies that may arise from this relationship. These contingencies may involve claims directly against us as if we were the direct employer of those outsourced workers or claims seeking our subsidiary liability. In the event that a significant amount of these contingencies have an unfavorable outcome against us, we may be held liable for amounts higher than our provisions, which may have a material adverse effect on our business, financial condition and results of operations. In addition, if the outsourced activities are considered to be our core activities, outsourcing may be considered illegal and the outsourced workers may be considered our employess, which would result in a significant increase in our costs and could subject us to administrative and judicial procedures by the relevant authorities and fines. We are also subject to increases in our labor costs due to Brazilian inflation and increases in health insurance. Material increases in our labor costs could have a material adverse effect on our business and results of operations.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the interference with protected areas (conservation units, archeological areas and permanent preservation areas), handling and disposal of waste, discharges of pollutants into the air, water and soil, atmospheric emissions, noise and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or compensation for environmental damage without any caps. We cannot operate a plant if the required environmental permit is not valid or updated. Civil penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines, temporary interdiction of rights and prison (for individual offenders) and liquidation, temporary interdiction of rights, fines and community services (for legal entities).

Furthermore, pursuant to Brazilian environmental legislation, the corporate entity of a company will be disregarded (such that the owners of the company will be liable for its debts) if necessary to guarantee the payment of costs related to the recovery of environmental damages, whenever the legal entity is deemed by a court to be an obstacle to reimbursement of damages caused to the quality of the environment.

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

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their request of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, such as suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are in the renewal process, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period. Brazilian Complementary Law No. 140/2011 establishes that renewal of environmental licenses must be requested at least 120 days in advance of its expiration, so that the license may be automatically extended until a final decision from the environmental authority is reached. In the interim, we are permitted to continue operations under the respective license, during the renewal process.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (Termo de Ajustamento de Conduta, or “TAC”). Under IFRS, we classify the risk of adverse results in legal proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. See “Item 8. Financial Information—Legal Proceedings” and Note 27 of our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could be significantly higher than the amounts for which we have previously recorded provisions.  Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we were required to pay those amounts.  Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

With regard to tax contingencies, we are currently defendants in tax cases that involve tax credit offsets. These cases have not yet reached a final ruling by the Brazilian courts.We may face risks arising from tax liabilities and the monetization of tax credits, which can negatively impact our results.The Supreme Court of Brazil has ruled that the use of total ICMS tax credits in operations related to food products classified as staple foods in Brazil (cesta básica), which benefit from a reduced tax basis in the calculation of the ICMS tax, is improper. The case is currently on appeal and, if the decision is upheld and determined to apply to some or all of BRF’s operations, it could have a significant impact on our operations, liquidity and financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.”

As of December 31, 2015, we had R$65.7 million in provisions for civil contingencies, R$240.6 million in provisions for tax contingencies and R$377.0 million in provisions for labor contingencies. See Note 27 to our consolidated financial statements. We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions.

In addition, our ability to compete effectively depends in part on our rights to trademarks, logos and other intellectual property rights we own or license. We have not sought to register or protect every one of our trademarks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate. Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may allege that our intellectual property and/or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third party claims, or to settle such claims, we could be required to pay damages and/or enter into license agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe any third party’s intellectual property, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

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

At December 31, 2015, our total consolidated debt (comprised of short-term and long-term debt) was R$15,179.3 million (US$3,887.3 million).

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

•         increasing our expenditures due to depreciations of the Brazilian real, which can lead to an increased amount of capital needed to service indebtedness that are denominated in U.S. dollars;

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

As of December 31, 2015, we had R$2,628.2 million of debt that matures in 2016, R$1,132.5 million of debt that matures in 2017, R$2,762.0 million of debt that matures in 2018, R$291.3 million of debt that matures in 2019 and R$8,365.4 million of debt that matures in 2020 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2015, we had R$11,359.7 million of foreign currency debt, including R$1,166.1 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

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

•         the pressures on credit return as a result of disruptions in the global stock and credit markets,

•         our operating results worsen significantly,

•         we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

•         we are unable to refinance any of our debt that becomes due,

•         we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

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

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business, results of operations and the market prices of our common shares or the ADRs.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, price controls, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. Our business, results of operations, financial condition and prospects as well as the market prices of our common shares or the American Depositary Receipts (“ADRs”) may be adversely affected by, among others, the following factors:

•         exchange rate fluctuations;

•         expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product (GDP);

•         high inflation rates;

•         changes in fiscal or monetary policies;

•         increase in interest rates;

•         exchange control policies;

•         volatility and liquidity of domestic capital and credit markets;

•         changes in climate and weather patterns;

•         energy or water shortages or rationalization, particularly in light of water shortages in parts of Brazil;

•         changes in environmental regulation;

•         social and political instability, particularly in light of recent protests against the government; and

•         other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7%, and 0.1% in 2011, 2012, 2013 and 2014, respectively, but GDP decreased 3.8% in 2015. In addition, inflation, unemployment and interest rates increased in 2015, and the Brazilian real weakened significantly in comparison to the U.S. dollar. The market expectation for 2016 is that the Brazilian economy will continue to slow down.

Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil. In addition, protests, strikes and corruption scandals, including the “Lava Jato” investigation, have led to a fall in confidence and a political crisis. There is strong popular pressure and several legal and administrative proceedings for the impeachment of Dilma Rousseff, the Brazilian President, and/or revocation of the mandates or resignation of the Brazilian President and/or the Head of the House of Representatives, which have led to uncertainties. The political crisis could worsen the economic conditions in Brazil, which may worsen purchasing power, consumption and supply chain costs and adversely affect our results of operations and financial condition.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares or the ADRs.

Brazil experienced high inflation rates in the past. According to the National Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”), Brazilian consumer price inflation rates were 6.5% in 2011, 5.8% in 2012, 5.9% in 2013,  6.4%  in 2014 and 10.7% in 2015.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

Brazil may continue experiencing high levels of inflation in 2016, above the Central Bank’s target. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net profit. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net profit. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares and the ADRs.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The interest rate is one of the instruments used by the Central Bank to keep inflation under control or to stimulate the economy. If interest rates fall down, the population has greater access to credit and consumes more. This increase in demand can push prices if the industry is not prepared to meet higher consumption. On the other hand, if interest rates go up, the monetary authority inhibits consumption and investment once they get more expensive. Another consequence is the greater return paid by the government securities, impacting directly in the investments which become less attractive. Investment in public debt absorbs money that would fund the productive sector.

At December 31, 2015, 23.5% of our total liabilities with respect to indebtedness and derivative instruments of R$15,845.8 million were either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on the London Interbank Offered Rate, or “LIBOR.” Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2011, 2012, 2013, 2014 and 2015, the real depreciated 12.6%, 8.9%, 14.6%, 13.4% and 47.0%, respectively, against the U.S. dollar.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$11,359.7 million at December 31, 2015, representing 74.8% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Recently, regarding the “ICMS”, there have been some discussions about the difference between a full exemption and a base reduction. If a base reduction is considered a partial exemption, there is a risk of reduction of our tax credits, which may adversely affect our results of operations.

Risks Relating to Our Common Shares and ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ARSs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, to the extent permitted by the New York Stock Exchange rules.

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

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

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

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market price of our common shares and ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Novo Mercado of BM&FBovespa (the “BM&FBOVESPA” or the “São Paulo Stock Exchange”) had a total traded volume of  R$1.5 trillion, or U.S.$457.5 billion, and an average daily trading volume of R$6.7 billion, or U.S.$2,069.2 million for the year in 2015. The New York Stock Exchange had a market traded volume of U.S.$16.13 trillion (U.S. domestic listed companies) and an average daily trading volume of  U.S.$64.02 billion for the year in 2015. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 51.5% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2015. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 44.5% of all shares traded on the São Paulo Stock Exchange in 2015. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market price of our common shares and ADRs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging markets. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging markets have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. In addition, economic and political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy is also affected by international economic and market conditions generally, especially economic and market conditions in the United States.  Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2015, and we do not expect to be a PFIC for 2016 or in the future, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time.  Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%.  The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.  See “Item 10. Additional Information––E. Taxation––U.S. Federal Income Tax Considerations––Passive Foreign Investment Company.”

ITEM 4.            INFORMATION ON THE COMPANY

A.                  History and Development of the Company

BRF S.A. is a publicly-held company in Brazil and is therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) or “CVM.”

We were founded as Perdigão by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia. in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

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

Five of the eight original pension funds remain our shareholders, TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. Real Grandeza sold its shares in 2008 and 2009. As of December 31, 2015, the five remaining pension funds, directly or indirectly, held 26.03%  of our common shares. See “Item 7.  Major Shareholders and Related Party Transactions––A. Major Shareholders.”

Our principal executive offices are located at Rua Hungria, 1400, Jd. Europa, 01455-000, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5000/5052/5048. Our internet address is www.brf-br.com/ir.  The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

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

The TCD applies only to the specified markets and product categories within the Brazilian market.  The TCD does not restrict the ability of BRF and Sadia to act freely in our export markets and in the Brazilian food service market.  The CADE will monitor our compliance with the agreement, and we must submit monthly reports to the CADE.

Agreement with Marfrig

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from CADE, but that approval was subject to a number of conditions set forth in a TCD, including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market. On March 20, 2012, we entered into an agreement with Marfrig Alimentos S.A. (“Marfrig”),  pursuant to which we have agreed to transfer certain assets in compliance with the TCD.  In exchange, we acquired the right to receive from Marfrig an amount corresponding to R$350.0 million to be paid as follows:

•         R$25.0 million paid on June 11, 2012;

•         R$25.0 million, adjusted by the General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” paid on July 1, 2012;

•         R$250.0 million to be paid by Marfrig to BRF in 72 monthly and successive installments, which are due from August 1, 2012, being the first installment in the amount of R$4.4 million and other remaining installments in the amount of R$4.8 million, subject to the fixed rate of 12.1% per year.

As disclosed in the quarterly information for the nine month period ended September 30, 2012, BRF and Marfrig renegotiated the payment terms of the amount correspondent to R$50.0 million which previous settlement was expected to occur on October 1, 2012. As a consequence, this amount has been received as from January 2, 2013 in 67 monthly and successive installments in the amount of R$964 thousand.

All the installments were properly paid by Marfrig.

The Asset Exchange agreements between Marfrig and BRF also included as part of the payment for this transaction the acquisition of the total shareholding stake in Quickfood S.A. (equivalent to 90.05% of its capital stock), a publicly held Argentine food corporation.  For more details on these agreements, see “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”

Agreement with Lactalis

On September 3, 2014, BRF entered into a binding memorandum of understanding with Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”), a company controlled by Parmalat S.p.A., an Italian publicly held company pertaining to the Groupe Lactalis, for the sale of its dairy division, including (i) manufacturing facilities located in the cities of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), Três de Maio I (RS), Três de Maio II (RS) and Santa Rosa (RS), and (ii) related assets and trademarks (Batavo, Elegê, Cotochés, Santa Rosa and DoBon)  dedicated to such segment. The transaction closed on July 1, 2015 for a total consideration of US$697.8 million.

Other Acquisitions and Investments in 2015

SATS BRF – Singapore

On April 16, 2015, BRF, through its subsidiary BRF GmbH, entered into an agreement with Singapore Food Industries Pte. Ltd. (“SFI”)  to form a joint venture in Singapore and acquire 49% of the shares of a new company formed by SFI named SATS BRF Food Pte. Ltd., for a purchase price of US$19.0 million. In connection with this transaction, SFI contributed its food distribution business to SATS BRF. This transaction was completed on June 2, 2015.

Invicta Food Group Limited – United Kingdom

On April 22, 2015, BRF, through its subsidiary BRF GmbH, entered into an agreement with the shareholders of Invicta Food Group Limited (“IFGL”) to form a joint venture between BRF GmbH and IFGL for the distribution of processed food in the United Kingdom, Ireland and Scandinavia. The joint venture was named BRF Invicta Ltd.. In connection with this transaction: (i) IFGL contributed its current operations to the joint venture with a strong presence in the food service market in the United Kingdom; and (ii) BRF GmbH contributed its current operations in the United Kingdom, Ireland and Scandinavia to the joint venture and acquired additional interest in the joint venture for the amount of GBP25.6 million. At closing, BRF GmbH holds 62% of the joint venture’s total share capital and the original shareholders of IFGL hold the remaining 38%.

Qatar National Import and Export Co. - Qatar

On October 5, 2015, BRF signed a binding memorandum of understanding with Qatar National Import and Export Co. ("QNIE") for the acquisition of a part of QNIE’s frozen distribution business in the State of Qatar, for the total consideration of US$146.2 million. QNIE acted as BRF’s distributor in the State of Qatar for over 40 years. This transaction was completed on January 6, 2016 by Federal Foods Qatar LLC, a subsidiary of BRF.

Molino’s Trademarks – Argentina

On October 1, 2015, BRF, through its controlled entities Quickfood S.A. and Avex S.A., both headquartered in Argentina, executed, with Molinos Río de la Plata S.A. and one of its controlled entities, the documents required for the acquisition of the following sausage, hamburger and margarine trademarks, all present in the Argentinean retail market: Vieníssima, GoodMark, Manty, Delícia, Hamond, Tres Cruces and Wilson. The total consideration for the transaction was US$43.5 million, paid in in Argentinean currency. This transaction was completed on October 16, 2015.

Campo Austral – Argentina

On December 1, 2015, BRF signed a binding offer with Pampa Agribusiness Fund L.P. and Pampa Agribusiness Follow-on Fund L.P. related to the acquisition of all the shares issued by Eclipse Holding Cooperatief UA, a Dutch company that controls Campo Austral, a group of companies with fully integrated business operations in the hog segment in Argentina, including the cold cuts market. Campo Austral is valued at US$85.0 million. As of the date hereof, this transaction has not yet been completed.

Golden Food Siam - Thailand

On December 1, 2015, BRF, through its controlled entity BRF GmbH, entered into a share purchase agreement for the acquisition of all the common shares issued by Golden Foods Siam, including its assets in Thailand and Europe, for the total consideration of US$348.7 million. This transaction was completed on January 26, 2016. Golden Foods Siam is one of the leading poultry producers in Thailand with fully integrated operations and presence in more than 15 global markets.

Universal Meats (UK) Ltd – United Kingdom

On December 1, 2015, BRF, through its controlled entity BRF Invicta Limited, signed a binding memorandum of understanding with the shareholders of Universal Meats (UK) Ltd, a food distributor in the UK, focused on food service, for the total consideration of GBP31.8 million. This transaction was completed on February 1, 2016.

Capital Expenditures

The table below sets forth our capital expenditures for the periods indicated:

	As of December 31,
	2015	2014	2013
	(in millions of reais)
Expansion and enhancement of production facilities	495.0	292.8	558.3
UAE Facility	51.8	236.9	84.6
Other expansion investments	443.1	55.9	473.7
Productivity investments	435.1	267.8	169.0
Automation	257.6	124.9	99.8
Other productivity investments	177.6	142.9	69.2
Other capital expenditures	554.8	387.5	281.4
Subtotal capital expenditures	1,485.0	948.1	1,008.6
Biological Assets	598.9	517.5	501.8
Acquisitions and other investments	376.9	514.4	222.6
Leasing	21.3	67.8	182.7
Total capital expenditures	2,482.0	2,047.8	1,915.8

The total amount spent in 2015 is in line with investments in previous years, with higher investments for increases in capacity, yield improvements, cost reductions, processes automation, improvement of service levels and for better working conditions for our employees. Additionally, we have strengthened our commitment to a more efficient use of the employed capital aiming at generating value to shareholders and sticking to our strategic plan.

In 2014, we had a reduction of investments aimed at increasing capacity. On the other hand, there was an increase in the amount invested for improvement of efficiency, cost reduction, process automation and service level, as well as working conditions for employees, improving the focus on compliance with regulatory standards. Additionally, there was a reinforcement on the focus on capital efficiency used to generate shareholder value and aligned with the strategic plan.

The main capital expenditures in 2015, 2014 and 2013 are described below:

Tatui (SP-Brazil): In 2014 and 2013, BRF invested a total of R$65.9 million in developing a production line for sliced cold cut products to be sold in an exclusive single package. This new line was installed in the Tatui Industrial Complex, located in the state of São Paulo (Brazil). This new product aims at strengthening the presence of the Sadia brand in the cold cuts category, offering a differentiated pre-sliced product, with clear identification of the brand and food security assurance.

BRF is a leader in the cold cuts category and wants to expand the portfolio of products that reach the consumer needs, such as single fresh slices. The new sliced cold cuts line Soltissimo offers thin and single slices that do not stick together, with “easy-open” and storage packaging and fresh products.

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

Automation: In 2015, 2014 and 2013, BRF invested R$482.3 million for the automation of company processes. The goal has been to improve efficiency by increasing productivity and reducing production costs. In 2015, the focus of automation investments was on deboning processes and poultry packaging.

Internationalization Project: BRF is working on a broad long-term internationalization project. In 2014, for example, the company opened a processed products facility in the UAE, with production capacity of 70 thousand tons/year. This represented a total investment of around US$160.0 million.

Operational footprint: In 2015, the company had a strong focus on improving its operational complex, investing on growth and optimization of production between plants in order to minimize the cost to produce and deliver each product. The optimization takes into account aspects of production cost, logistics, tax, quality and production specialization. At this point, the review also takes this opportunity to improve the mix of the Company's products, maximizing investments in higher value-added products, in line with the strategy of BRF. The revaluation of footprint also provides greater flexibility and agility in the production process.

In 2016, in addition to existing projects, we plan to focus on the development of new products and technologies as well as on manufacturing efficiency and logistics improvements. In accordance with BRF’s commitment to a more efficient use of its employed capital, we will also analyze divestiture opportunities (such as inactive real estate assets) should they allow the company to increase its focus on the core business and generate higher returns for shareholders.

B.                  Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over four thousand stock keeping units (“SKUs”).  Our processed products include marinated, frozen, whole and cut Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches, mayonnaise, and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Chester, Perdix and Paty. BRF is responsible for 14.5% of the world trade in poultry.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 35 plants in all regions of Brazil, BRF has among its main assets a widespread distribution network that enables its products to reach Brazilian consumers through 623,000 monthly deliveries and 40 distribution centers, 20 of which are in the domestic market and 20 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 22 sales offices outside of Brazil serving customers of more than 120 countries on five continents. We have six industrial units in Argentina, two in Europe (BRF UK and BRF Holland) and one in Abu Dhabi, United Arab Emirates, that was inaugurated on November 26, 2014.

We are able to reach substantially all of the Brazilian population through a nationwide network of 20 distribution centers.

In the Brazilian market, we operate 35 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers, being nine owned by BRF and 11 leased by third parties, all of which serve the domestic market and export markets.

In the international market, we operate six meat processing plants, one margarine and oil processing plant, one sauce and mayonnaise processing plant and one frozen vegetables processing plant. We have 20 distribution centers located overseas, as well as commercial offices in the United Kingdom, France, Spain, Italy, Austria, Hungary, Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Argentina, Uruguay and Chile.

BRF has been a public company since 1980. Our shares have been listed on the BM&FBovespa as BRFS3 since 2006, and we are also traded on the New York Stock Exchange (NYSE - ADR level III). Since 2005, BRF has been part of BM&FBovespa’s Corporate Sustainability Index (ISE) portfolio in acknowledgement of its strong commitment to sustainable development. This commitment has been reinforced and internationally recognized since 2012, upon our entrance into the portfolio of Emerging Markets of Dow Jones Sustainability Index.

Competitive Strengths

We believe our strongest competitive points are:

•         Leadership in the Brazilian Food Market with Strong Brands and a Global Presence in the Market.  We are one of the biggest food companies in Brazil, the biggest company in Brazilian agrobusiness (according to Globo Rural magazine), with a size and scale that allows us to compete in Brazil as well as in international markets. We believe our leading position allows us to take advantage of market opportunities by expanding our business, increasing our offer of added-value products and improving our business in international markets.  In 2015, we slaughtered around 1,724.4 million chickens and other poultry, 9.5 million hogs and cattle. In this same year, we sold around 4.5 million tons of poultry, pork and processed products. Our own and licensed brands have a high recognition specially in Brazil, Argentina and Golf countries and we are expanding our presence internationally. Our sustainable practices have also brought BRF great recognition over the years. We are the only representative of the food sector on a list of 10 leading Brazilian companies in terms of transparency published by the Carbon Disclosure Project (CDP). We are the only company in the food sector to be part on BM&FBovespa’s Corporate Sustainability Index (ISE) of the São Paulo stock exchange for the last 11 years. The company also became part of the Emerging Markets portfolio of the Dow Jones Sustainability Index four years ago. BRF is also among the companies listed on the Global Compact 100 Index, a list of the United Nations Global Pact.

•         Extensive Distribution Network in Brazil and the Export Markets.  We are one of the few companies with an established distribution network that can deliver frozen and chilled products in practically any region in Brazil. Moreover, we export products to around 120 countries and are developing our own distribution network in Europe, where we sell directly to food processing companies and local distributors. We operate in the Middle East through stakes we have acquired in distribution companies like Al Khan Foodstuff LLC, the leader in the distribution of frozen and chilled food in the Sultanate of Oman, the retail frozen foods distribution business of  Alyasra Food Company W.L.L., the leader in the distribution of frozen, chilled and dried food in Kuwait, and Federal Foods Limited, the leader in the distribution of food in the United Arab Emirates (UAE). Besides this, we also operate through Al Wafi in Saudi Arabia. In Argentina, we are working to optimize the number and increase the loyalty of our distributors. Our established distribution capacities and logistical experience allow us to expand our national and international business, leading to higher sales volume and a greater coverage of our line of products.

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

•         Strategic and Diversified Geographic Allocation.  Our slaughterhouses are strategically located in different regions of Brazil (South, Southeast and Midwest). This allows us to offset the risks from any restrictions on exports that may occur in particular regions of the country due to sanitary concerns. The geographical diversity of our plants in 10 Brazilian states also allows us to reduce the cost of transport due to their proximity to the grain-producing regions and the country´s main export ports. In order to have a greater focus on our core business, we made an strategical partnership with Minerva, through which we transferred our beef operations to them, in exchange for an equity stake in this company. This transaction was approved by Brazil’s anti-trust agency (CADE) in 2014. In 2015, we also sold our dairy division to Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda, a company controlled by Parmalat S.p.A., a listed Italian company that belongs to the Groupe Lactalis. We also opened our first processed food plant in the Middle East in Abu Dhabi in the United Arab Emirates in 2014, the largest processed food plant in the region. This is a great step forward as part of our Company’s international expansion and aims to provide the best options to clients through local operations, which allow rapid and efficient access to strategic markets and increase the flexibility of the adaptation of products to local wishes. This approach is always carried out according to the specific requirements of each country and follows rigorous controls in all the productive processes.

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

Business Strategy

We intend to become the most inspiring and relevant global food company. In order to achieve this, we reviewed our long-term plan in our yearly strategic planning process. We set three main targets for our company in the next years:

•         become a global, brand-focused, consumer-oriented food company;

•         be dominant in our relevant playing fields; and

•         implement a market-driven, global and agile supply footprint.

BRF is focused on three main strategic pillars:

•         Build Sadia as a truly global brand. Sadia has different brand stages across our markets. In Brazil and Golf countries, for example, it has impressive penetration and preference levels. We are working to achieve our goal for Sadia to be strong in all our relevant markets, building a unified and global brand.

•         Focus in four key global categories. Strengthen our portfolio and its quality must be a global effort. Therefore, we elected our most important categories, considering strategic and value importance, to be our global focus: value added poultry and pork cuts, cold cuts, breaded and ready to eat meals. Some exceptions apply locally, e.g., paty in Argentina.

•         Capture global opportunities. To consolidate our leadership and global reach, we aim to strengthen our leadership in Brazil, Middle East and Latin America; consumerize Asia; and enter the business to comment (B2C) in African markets.

To fulfill this, we are conducting solid initiatives across the globe. In Brazil, we will continue to take advantage of Perdigão’s growth due to its return in some categories while we strengthen our three most popular brands. We already have brands in the top 5 preferred food brands in Brazil: Sadia, Perdigão and Qualy are the first, third and fifth most preferred food brands in Brazil, respectively.

Internationally, we are consolidating BRF as a global company. In Middle East and Africa, we will continue to establish local production (Abu-Dhabi plant), consolidate distribution and increase processed food portfolio participation. In Asia, we are investing in branded portfolio and footprint expansion. In Eastern Europe and Russia, we are focusing on retailing presence and, in the UK, our food service channel is strongly growing.

Products

We are a food company that focuses on the production and sale of poultry, pork and processed foods.

Poultry

We produce frozen whole and cut poultry. In 2015, we slaughtered approximately 1.72 billion heads of poultry, compared to 1.66 billion in 2014. We sold 1,944 thousand tons of frozen chicken and other poultry products in 2015, compared to 1,977 thousand tons in 2014. Most of our poultry sales are to our export markets.

Pork and Beef

In 2015, we slaughtered approximately 9.51 million hogs and cattle, compared to 9.62 million in 2014. We raise hogs but do not raise cattle at our facilities.  Although most of hogs that we slaughter are used for processed products in the domestic market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. We are developing our international customer base for pork and beef cuts.  In 2015, we sold 273 thousand tons of pork and beef cuts, compared to 336 thousand tons of pork and beef cuts in 2014.

Aligned with our strategic plan (BRF 17), in 2014, we transferred our beef operations to Minerva S.A. in exchange for an equity participation in that company.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees,  portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products.  We sold 2,116 thousand tons of processed foods in 2015, compared to 2,073 thousand tons in 2014.  Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers or to unaffiliated customers. In 2015, we produced 10,437 thousand tons of feed and premix, compared to 10,360 thousand tons in 2014. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the second largest producer and the leading exporter of poultry in the world for 2015, followed by the U.S., EU-27 and Thailand, based on estimates calculated by the USDA. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This development can be explained by the increase of Brazilian companies’ production dedicated to exports, as well as by the competitiveness of Brazilian poultry. Sanitary issues in the main producing countries, such as avian influenza cases in the United States in recent years, have changed the global poultry trade dynamics by reducing competition from major exporting countries. In 2013, however, European and Japanese markets reopened to Thailand for in-natura chicken and the United States is recovering its volume in some countries (despite new bans due to avian flu). In 2014, Russia banned poultry and pork from USA, Europe and Canada, which then caused an excess demand that was met mainly by an increase in exports from Brazil. Russia experienced a great deal of volatility in exported volumes in 2014 due to this banishment, as well as the economic crisis it went through, in light of geopolitical events in Ukraine and the drop in oil prices.

According to the USDA, global poultry trade decreased 2.3% in 2015 (mainly due to the United States, which exported 9.7% less, losing 2.4% of market share), while Brazilian poultry exports increased 5.1% in the same period, reaching 3.74 million tons. According to the Brazilian Association of Animal Protein (ABPA – Associação Brasileira de Proteína Animal), exports of poultry parts increased 12.0%, representing 58.8% of the total poultry exported volumes. Whole chicken, which represents 33.2% of the total, decreased 1.9%. The main destinations were Saudi Arabia, Japan and the European Union, which increased total imports from Brazil by 21.8% and 1.6% and decreased total imports from Brazil by 1.6%, respectively.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Broiler Producers	2015	2014	2013
	(in thousands of tons – “ready to cook” equivalent)
U.S.	17,966	17,299	16,976
China	13,025	13,000	13,350
Brazil	13,080	12,692	12,308
European Union (27 countries)	10,600	10,070	9,900
India	3,900	3,725	3,450
Others	29,373	29,503	28,500
Total	87,944	86,549	84,494

Primary Broiler Exporters	2015	2014	2013
	(in thousands of tons – “ready to cook” equivalent)
Brazil	3,740	3,558	3,482
U.S.	2,990	3,312	3,332
European Union (27 countries)	1,150	1,133	1,083
Thailand	580	546	504
China	395	430	420
Others	1,376	1,491	1,434
Total	10,231	10,470	10,255

Primary Broiler Consumers	2015	2014	2013
	(in thousands of tons – “ready to cook” equivalent)
China	12,880	12,830	13,174
U.S.	14,996	14,034	13,691
Brazil	9,344	9,137	8,829
European Union (27 countries)	10,160	9,906	9,498
Mexico	3,853	3,738	3,582
Russia	3,775	3,676	3,520
Others	31,268	31,631	30,693
Total	86,276	84,952	82,987

Source: USDA, February 2016.

Pork

Brazil is the fourth largest producer and exporter and fifth largest consumer of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production and consumption of pork has increased since 2009.  The USDA expects an increase in global production and consumption of pork in 2015 of 0.81% and 0.82%, respectively. According to ABIPECS, pork exports reached 546 thousand tons in 2015.  Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research developments have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders also contributed to the production increase.

According to the Brazilian Animal Protein Association (Associação Brasileira de Proteina Animal, or “ABPA”), until December 2015, Russia was Brazil’s major destination of pork followed by Hong Kong and Angola, representing 44.6%, 22.6% and 6.5%  respectively of total Brazilian pork exports. Russian and Hong Kong imports from Brazil increased 30.58% and 11.55%, respectively, from January to December of 2015. Ukraine imports decreased 98.2% mainly as a result of the economic downturn due to conflicts with Russia and the substitution of chicken for pork, which has a higher price. In June 2013, Brazil was authorized to export in-natura pork meat to Japan, the sixth biggest consumer of pork meat in the world, reaching 2.55 million tons per year.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2015	2014	2013
	(in thousands of tons – weight in equivalent carcass)
China	56,375	56,500	54,930
European Union (27 countries)	23,000	22,400	22,342
U.S.	11,158	10,329	10,524
Brazil	3,451	3,344	3,280
Vietnam	2,450	2,425	2,349
Russia	2,630	2,650	2,400
Others	12,394	12,618	12,990
Total	111,458	110,566	108,888

Main Pork Exporters	2015	2014	2013
	(in thousands of tons – weight in equivalent carcass)
U.S.	2,268	2,321	2,264
European Union (27 countries)	2,350	2,150	2,232
Canada	1,210	1,180	1,245
Brazil	565	585	585
China	250	275	244
Chile	185	165	164
Others	317	290	303
Total	7,145	6,873	7,031

Main Pork Consumers	2015	2014	2013
	(in thousands of tons – weight in equivalent carcass)
China	57,200	57,010	55,406
European Union (27 countries)	20,662	20,262	20,125
U.S.	9,340	8,455	8,662
Russia	2,929	3,109	3,267
Brazil	2,887	2,760	2,696
Japan	2,545	2,558	2,550
Others	15,381	15,431	15,701
Total	110,944	110,044	108,486

Source: USDA, February 2016.

Beef

Brazil is the second largest producer and consumer of beef in the world and the third largest exporter, according to tonnage data compiled by the USDA. From 2015 to 2016, the USDA estimates an increase in global beef production, consumption and exports of approximately 1,29%, 0.96% and 3.39%, respectively.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Panorama
Main Beef Producers	2015	2014	2013
	(in thousands of tons – weight in equivalent carcass)
U.S.	10,861	11,076	11,751
Brazil	9,425	9,723	9,675
European Union (27 countries)	7,540	7,443	7,388
China	6,750	6,890	6,730
India	4,200	4,100	3,800
Argentina	2,740	2,700	2,850
Others	16,927	17,814	17,273
Total	58,443	59,746	59,467

	World Beef Panorama
Main Beef Consumers	2015	2014	2013
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,400	11,242	11,608
Brazil	7,870	7,896	7,885
European Union (27 countries)	7,610	7,515	7,520
China	7,350	7,297	7,052
Argentina	2,510	2,503	2,664
Russia	2,047	2,289	2,393
Others	17,679	18,966	18,663
Total	56,446	57,708	57,785

	World Beef Panorama
Main Beef Exporters	2015	2014	2013
	(in thousands of tons – weight in equivalent carcass)
Brazil	1,625	1,909	1,849
India	2,000	2,082	1,765
Australia	1,815	1,851	1,593
U.S.	1,035	1,167	1,174
New Zealand	590	579	529
Others	2,536	2,402	2,216
Total	9,601	9,990	9,126

Source: USDA, February 2016.

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

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, and Aviagen. We send these chicks to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock.  The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced.  We also buy a small percentage of our parent stock from another supplier.  The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,762 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2015.  We hatch these eggs in our 31 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 8,874 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2015, we had a fully automated slaughtering capacity of 35.8 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres and DanBred or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 3,166 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2015, we had a pork slaughtering capacity of 214,200 heads per week.

Beef

We had a beef slaughtering capacity of 14,400 heads per week until October 1, 2014 when BRF and Minerva signed an Investment Agreement pursuant to which BRF allocated its beef slaughtering plants in Várzea Grande and Mirassol, as well as the BRF employees involved in these activities, to a closed capital company that was incorporated within Minerva, in return for an equity in Minerva. This deal closed on October 1, 2014. BRF currently has a beef slaughtering capacity of 3,520 heads per week in a factory in Argentina.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. BRF has a total production capacity of  194 thousand tons/month across 17 production units in Brazil (Chapecó, Marau, Capinzal, Toledo, Várzea Grande, Videira, Lucas do Rio Verde, Rio Verde, Uberlândia, Concórdia, Tatuí, Vitória de Santo Antão, Herval d´Oeste, Lajeado, Ponta Grossa, Paranaguá and Rio de Janeiro) processing meat products (Mortadella, Franks, Sausage, Hamburger, Breaded, etc.) and non-meat products (Lasagna, Ready meals, Pizzas, etc.) for both the domestic and international markets. We produce lasagnas, pizzas, pastas and other frozen prepared entrees in Rio Verde in the state of Goiás. In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

BRF also has six plants in Argentina for processing products such as hamburgers, franks, hams, vegetables and margarines. Their capacities are on average 15 thousand tons/month.

In November 2014, BRF inaugurated its first plant in Middle East, with a total capacity of 70 thousand tons/year, aiming to supply the local Market, Europe and Asia. This plant produces franks, breaded, hamburger, mortadella and cooked turkey breast.

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

We own 28 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2014 and 2015, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and  Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

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

In the third quarter of 2015, we started a process to enhance partnerships with some strategic suppliers through agreements that value partnership and innovation.

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

Brazilian Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. In July 2015, Brazil had an estimated population of 204.5 million people, according to figures from the IBGE. Brazil’s GDP amounted to R$5.32 trillion in 2013, R$5.68 trillion in 2014 and R$4.37 trillion by the third quarter of 2015, in current value. GDP decreased in accumulated terms in 2015 by 3.2%.

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, came to 5.91% in 2013, 6.41% in 2014 and  10.67% in 2015, following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$2.34/US$1 in 2013, R$2.65/US$1 in 2014 and R$3.90/US$1 in 2015, with the real depreciating by 47.4% in 2015.

Brazil is also one of the largest meat consumers in the world, with per capita consumption in 2015 of 98.3 kilograms, including beef, chicken and pork products, according to the United States Department of Agriculture, the USDA. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. The overall trend towards an improvement in economic conditions and the higher purchasing power of Brazil’s fast-growing middle class has supported the recent rise in demand for processed products, as well as traditional fresh food and frozen poultry and pork products.

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

We estimate the following market information:

•         the Brazilian industrialized food market had revenues of approximately R$ 13,260 million in 2015 compared with R$11,861 million in 2014;

•         the Brazilian frozen food market had revenues of approximately R$ 3,385 million in 2015 compared with R$3,081 million in 2014;

•         the frozen pizza with filling market in Brazil had revenues of R$ 613 million in 2015 compared with R$594 million in 2014, and

•         the Brazilian margarine market had revenues of R$2,729 million in 2015 compared with R$2,688 million in 2014.

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

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, both (i) tariff barriers, with high rates that ultimately protect certain domestic markets (e.g., the extra-quota tariffs for chicken imports in the EU and the high import tax for poultry in South Africa), or (ii) non-tariff barriers, mainly import quotas, such as those imposed by Russia and Europe, sanitary barriers (sanitary requirements, disease-related bans, and regulations) which in the case of meat industry is the type of trade barrier that mostly affects exports, and technical/religious barriers (i.e. customs, technical standards, licensing requirements, and religious considerations).

With regard to sanitary requirements, most countries demand specific sanitary agreements so that Brazilian producers can export to them. Outbreaks of animal disease may also result in bans on imports, such as when many countries temporarily suspended the imports of bovine meat in 2013 after reports of a possible case of BSE in the State of Paraná in Brazil.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe, Africa, Mexico and the United States. Human cases were reported in various countries. For example, from 2013 to 2015 (December) there have been 234 confirmed human cases of avian influenza and 89 deaths, according to the WHO. Several countries have also reported cases of avian influenza in birds. During 2015, cases of various types of virus (H5 and H7) were reported in several countries, like China, Hong Kong, Japan, Korea, the USA and Europe. Avian influenza has not been detected in Brazil. Should this occur, global demand for poultry products would likely decline for a period whose length cannot be predicted.

In December 2015, the WTO established a panel requested by the Brazilian government in order to investigate technical and sanitary barriers imposed by Indonesia in the imports of poultry meat.

With regards to religious barriers, while the Middle East is an active region for Brazilian poultry exporters, it generally does not import pork meat and products because of a Muslim prohibition of its consumption.

In addition to trade barriers, the economic conditions of a particular market (national or international) may interfere in the demand for all kinds of poultry, swine and bovine meat, as well as for further processed products.

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 49.8%  of our net sales in 2015 and 53.2% in 2014. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and beef cuts, accounted for 50.2% and 46.8% of our net sales in 2015 and 2014, respectively.  None of our customers (or groups of affiliated customers) accounted for more than 5%  of our total net sales in 2015.

The table below sets forth the breakdown of our net sales for the periods indicated:

	2015	2014	2013
Brazilian Market
Poultry	7.1%	7.1%	5.9%
Pork/Beef	2.3%	3.6%	3.8%
Processed food products	38.0%	39.3%	38.6%
Other Sales	2.4%	3.2%	3.8%
Total Brazilian market	49.8%	53.2%	52.1%
International Markets
Poultry	32.8%	29.5%	30.5%
Pork/Beef	5.0%	6.4%	6.8%
Processed food products	12.1%	10.8%	10.5%
Other Sales	0.4%	0.2%	0.1%
Total International markets	50.2%	46.8%	47.9%
Total	100.0%	100.0%	100.0%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2015 and 2014

Brazil

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

*BRF has adopted a new sales structure since January 2014 in order to make this classification fit more adequately into the Company’s current situation. All clients were reclassified under this new structure, in line with their profiles, creating new groups with a different composition and size from those existing in 2013. This reorganization mainly affected the Supermarkets and Retail channels. As a result, 2014 is not comparable to 2013.

Our domestic distribution network uses 20 distribution centers in several Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 33 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 9 of our distribution centers and lease the remaining 11 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

International

We export our products to the Middle East/Africa (MEA), Asia, Europe and Latin America (LATAM). The graphs below set forth a breakdown of our export net sales by region.

Competition

Brazil

We face significant competition in the domestic market, particularly due to the growth in poultry and pork production capacity in Brazil in the last few years.

The graph below shows the most recently available percentage of our market share in 2015 for the selected categories:

Source: A.C. Nielsen Bimonthly Retail – Margarines and Ready Made Dishes (Oct/Nov survey); Filled and Chilled (Nov/Dec survey)

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

JBS is our main competitor in the domestic market. In the processed meat segment, we compete against JBS. In the specialty meat market, we compete against Aurora and JBS, while the remainder of the market is represented by several small players. In the frozen product market (which includes hamburgers, steaks, breaded meat kibes, meatballs and pasta), we are the leader in terms of market share, followed by JBS, Aurora and Pif Paf Alimentos S.A. (“Pif Paf”) and other smaller players. In the frozen pizza market, we are also the leader of the market, followed by JBS, Dr. Oetker Brasil Ltda. and Pif Paf.  In the margarine market, we also maintained the majority of the market share, followed by Bunge Alimentos, Unilever, JBS (under the brand Doriana) and Vigor Alimentos S.A., an affiliate of JBS S.A.

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

International

We face significant competition in our international markets, both from Brazilian producers and from producers in other countries. An increasingly relevant example are the cooperatives, which have tax advantages and certain mobility to reassign their production to foreign markets at times when exports become more attractive than the domestic market. Another example is JBS, one of our direct competitors in the international market that has many of the same competitive advantages that we have over producers in other countries, including natural resources and competitive inputs costs.

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

Our net sales in the international market reached R$16.2 billion in 2015, an increase of 19.0% over 2014, which kept us in the eighth position in the largest Brazilian exporters ranking, according to the Secretary of Foreign Commerce (Secretaria de Comércio Exterior, or “SECEX”). We believe we export significantly more than our main Brazilian competitors.

In our international markets, our competition is based on quality, cost, sale prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2015, we operated 20 distribution centers and 33 transit points. During 2015, the Company focused on its logistical operations, seeking to improve efficiency and customer service and reduce distribution costs. Over the year, the OTIF  index showed significant improvements.

International Markets

We export our products mainly through the ports of Itajaí, Navegantes and Itapoá in the state of Santa Catarina. We also export our products through Rio Grande in the state of Rio Grande do Sul, Paranaguá in the state of Paraná, and Santos in the state of São Paulo. We store our products in refrigerated storages that are owned and operated mainly by third parties located in the states of Paraná, Santa Catarina and Rio Grande  and are located at the ports. We previously owned two refrigerated storages in Paranaguá but we stopped their export operations in 2014. In 2015, we packed more than 60% of our containers at the plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

All the ports that we use to load our cargo are private terminals from third parties. In the past, we have occasionally experienced disruptions at the ports concerning logistics challenges, including flooding, strong currents, small drafts, strong winds/waves and winter fog.

Our sales and distribution efforts abroad are coordinated through sales offices in the United Kingdom, France, Spain, Italy, Austria, Hungary, Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Argentina, Uruguay and Chile We coordinate our marketing efforts and provide sales support to customers in our main international markets through these offices. Our distribution arrangements in our international markets vary according to the market.

Europe. In Europe, we have revamped our sales and distribution network by selecting and tightening partnerships with food processors, food service operators and local distributors. A joint-venture with Invicta Foods Limited, a regional leader in the food service segment, was sucessufully launched in April 2015 to strengthen our position in the food service market and enhance our global sourcing activity. We are distributing our products in practically all EU markets, including Switzerland, improving our delivery time within approximately two days of receiving an order. Our operations are geographically divided into three major markets. We are also expanding our B2C presence in a few focused markets. After the acquisition and now full integration of Plusfood in 2008, retail, food services and a few processing clients are buying goods mainly produced in our two European processing units, which allows us to offer items closer to local preferences developed in the most efficient and rapid form. In Russia and other regions of Eurasia, we sell primarily to selected distributors, which place our products to processors, food service operators and some retailers. In view of our strong brand awareness under the Sadia brand and the potential offered by the sizeable and demanding local retail market, we worked intensively and re-entered this channel in June 2015, with the Sadia brand developing a tailor-made innovative portfolio. Russian customers rapidly recognized our lasagna as the best and most innovative product in the segment. Political developments have precluded almost all of our sales in Ukraine, historically the second most important market for our pork exports. On the other hand, we have refurbished our sales to other markets in Central Asia and reentered in the three markets in the Caucasus region.

Asia. In Japan and Korea, two of our most relevant international markets, our main clients are food processors, distributors, restaurants and supermarket chains and trading companies. We primarily supply special cuts of chicken, including boneless legs, produced specifically for those markets, which has helped us foster customer relationship. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the market. We also supply a significant amount and diverse portfolio to China, Hong Kong and Singapore, as well as to other countries in Southeast Asia. In June 2015, we announced our joint venture with SATS Group via its subsidiary Singapore Food Industries in Singapore. The joint-venture called SATS BRF Food plays an important role in our regional go-to-market strategy by granting us direct access to a reference market in Asia. In December 2015, we also announced the acquisition of GFS, a Thailand-based business bringing us complementary set of products, channels and customers. Its production facilities in Thailand are aligned with our long-term global strategy.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, our biggest brand, Sadia is recognized as the #1preferred food brand in the Middle East and enjoys the highest Top of Mind brand within the frozen meat category, according to a study made by Ipsos Research, a third-party consulting firm. In 2012, we took an important step in increasing our presence in the region:  we acquired 49% of the capital stock of Federal Foods, a leading food company in the United Arab Emirates that caters to a full spectrum of retail, food service and wholesale clients and is responsible for the distribution of Sadia products in the region. This transaction was concluded in the beginning of 2013. Then, in 2014, we acquired the remaining economic rights owned by this company.  During the year of 2014 we also announced two other strategic acquisitions of distributors following our strategy to advance in the value chain in this region: (1) we acquired 40% of the capital stock of AKF a company leader in the distribution of frozen food in Oman, covering a broad sector of retail, food service and wholesale clients and (2) we acquired 75% of the of the retail frozen foods distribution business of Alyasra Food Company, a leader in food distribution in Kuwait.  We finished the construction of our processed food plant in Kizad, Abu Dhabi, an industrial area , which started operating in November of this same year. By October 2015, the Kizad factory released all the planned products seven months ahead of schedule. In December 2015, we acquired the frozen business of Qatar National Import and Export (QNIE) to take full control of BRF operations in the Qatari market. This transactions consolidates our leadership position in the retail channel with over 42% market share in the GCC (Gulf Cooperation Council) across our brands.

Africa. 2015 was a year where a great deal of energy was placed on the repositioning of strategy and focus, with all efforts towards setting the stage for success in the short and long term. A successful year of results culminated in double digit earnings before interest, taxes, depreciation, and amortization (“EBITDA”). A focal point for the region was unlocking a number of in-market opportunities that fell under the attractive and affordable processed category, mostly driven by Food Processed Products (“FPP”) segments such as franks, bologna and margarine. The current trading model of BRF in Africa remains with direct sales to distributors with the widest possible distribution, all supported by a well-developed relationship. Underpinning this model are Sadia and Perdix, which continue to be the focus brands for the region. Going forward, careful consideration in identifying key selected future growth markets has been a point of focus, with the next phase of developments emphasizing more control of the interaction between the brand and the consumer. We intend to strengthen this control by uncovering consumer insights to strengthen its value proposition and possible distribution opportunities

Americas and Other Countries. We sell our products to several countries in Latin America, including Paraguay, Uruguay and Chile, where we sell primarily to trading companies that resell the products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. In Argentina, where we have local production, we distribute the products directly to big retailers and supermarkets and through other distributors to the small retailers.

Sadia is an established brand and holds important market shares in Chile, Uruguay and Paraguay where we maintain local offices. We reach supermaket channels through direct distribution and traditional channels through the strong partnerships with exclusive distributors. In addition to Sadia in Argentina, we have expanded on brands, such as Party Vienissima and Danica, which are leaders or vice leaders in all categories in which we compete.  Our brands are recognized as innovative, of high quality and pioneering.

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

We also own several brands for specific products or product lines. In the Brazilian market, these brands include, but are not limited to, “Chester®,” “Toque de Sabor” (for lasagnas), “Claybom,” “Pense Light,” “Bio Fibras,” “Naturis,” “Perdigão Ouro,” and “Nabrasa”. Among our trademarks are: “Halal” (in the Middle East, aside from Saudi Arabia), “Unef” (in the Middle East), “Sulina” and “Fazenda” (in Europe) and “Alnoor” (in several Middle Eastern countries). In addition, we entered into a strategic agreement with Unilever for the management of the margarine brands “Becel” and “Becel ProActiv” in Brazil.

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

On December 5, 2014, BRF executed with Lactalis a sale agreement of its dairy division, which deal closed on July 1, 2015. Due to the execution of this sale agreement, all the trademarks/brands related to the dairy products business were transferred to Lactalis during the year of 2015, among others, the trademarks “Elegê”, “Elege alimentos” “Batavo”, “Naturis soja”, “Batavito”, “Batavo batavito”, “Batavo Smoothies”, “Cotochés”, “Dobon”, “Clube produtor de leite”, “Terneleite”, “Santa Rosa”, “Eleva”, “Batavinho”, “Batavo Beer”, “Batavo Bio Soja”, “Batavo Creamy”, “Kissy”, “Batavo Fruitier”, “Batavo Flan”, “Bio Fibras”, “Batavo Top”, “Batavo Shake”, “Batavo Choco Milk”, “Batavo Naturis Soja”, “Batavo pense zero”, “Batavia”, “Bate Chantilly Batavo”, “Yog”, “Bav”, “Sensy”, “Chocomilk”, “Batmilk”, “Yoge”, “ Bio vivo”, “Kissy Cola”, and “Pense Light”.

Under our agreement with CADE in connection with the approval of our business combination with Sadia S.A. in 2011, we agreed to suspend the use of the trademarks “Perdigão” and “Batavo” with respect to several product lines in the Brazilian market for periods ranging from three to five years. On July 2, 2015, the restriction on using the PERDIGÃO trademark in relation to “salamis” products was terminated.  As a result, we are now authorized to use such trademark. See “Item 4. Information on the Company-  A History and Development of the Company - Business Combination with Sadia.”

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

Lastly, we own several internet domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “perdix-international.com.br” “claybom.com.br,” “sadia.com.br,” “missdaisy.com.br,” “hotpocket.com.br,” “sadiafoodservices.com.br,” “brasilfoods.com”, “brf-br.com”,” brf-foodservices.com.br” and “brf-global.com”.

Marketing

Our marketing efforts are based on (1) adding value to existing categories and diversifying our product lines; (2) increasing convenience on our in natura products; (3) ensuring that our brands are recognized and associated with high quality products; and (4) strengthening our reputation for quality by emphasizing high quality service to our customers. Furthermore, we intend to consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy brands. Apart from these major brands, we also sell our products under Sadia master brands: Deline, Hot Pocket, Soltíssimo, Miss Daisy and under Perdigão master brands: Chester, Ouro, Na Brasa, Meu Menu, Sanduba and Mini Chicken.

Chester® is a well-known brand for festive products and one of the most popular brands for premium poultry products in Brazil. In 2007, we acquired from Unilever a margarine brand called Claybom, along with other brands, and entered into a joint venture with Unilever to use the margarine brand Becel.

In our international markets, our main brands are Sadia and Perdix. We also operate under tactical brands as Borella, Hilal, Unef and Confidence. In Argentina, we sell our products primarily under Paty and Danica brands. The opening of Abu Dhabi plant in Middle East and its current expansion establish an important milestone in our globalization.

Our recent acquisitions are expanding our brand portfolio internationally. In Argentina, we also have Vienissima, GoodMark, Delicia and Manty. In addition, we shall soon incorporate more brands in Argentina and Thailand.

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

The inspection activity is performed by placing teams of the Federal Inspection Service (Serviço de Inspeção Federal, or “SIF”) of MAPA in the industrial units. Their scope of work includes all stages of the production process (receipt of raw materials, production, labeling, storage, etc.) and they can appoint noncompliance with applicable rules, with penalties ranging from a warning to permanent suspension of business activities.

C.                  Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Entities	Country	Corporate Purpose	Interest in Equity as of December 31, 2015

BRF GmbH	Austria	Holding	100.00%
Al-Wafi	United Arab Emirates	Industrialization and commercialization of products	49.00%
BRF Al Yasra Food K.S.C.C.	Kuwait	Import and commercialization and distribution of products	75.00%
BRF Global GmbH	Austria	Holding and trading	100.00%
BRF Invicta Ltd.	England	Import and commercialization and distribution of products	62.00%
Invicta Food Products Ltd.	England	Import and commercialization of products	100.00%
Invicta Food Group Ltd.	England	Import and commercialization and distribution of products	100.00%
Invicta Foods Ltd.	England	Import and commercialization and distribution of products	100.00%
Federal Foods LLC	United Arab Emirates	Import and commercialization and distribution of products	49.00%
Quickfood S.A.	Argentina	Industrialization and commercialization of products	90.05%
Sadia Alimentos S.A.	Argentina	Holding	43.10%
Avex S.A.	Argentina	Industrialization and commercialization of products	94.60%

The chart below shows the simplified corporate structure of our company.

For a complete list of all of our direct and indirect wholly-owned subsidiaries, see Note 1.1 to our consolidated financial statements.

D.                  Property, Plant and Equipment

Production

Our activities are organized into five regions: Brazil, Middle East/Africa (MEA), Europe, Asia and Latin America (LATAM).

In Brazil, we operate 35 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers nine owned and 11 of third parties, which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international markets, we operate six meat processing plants, one margarine and oil processing plant, one sauce and mayonnaise processing plant, and one frozen vegetables processing plant. We have 20 distribution centers located overseas, as well as commercial offices in the United Kingdom, France, Spain, Italy, Austria, Hungary, Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Argentina, Uruguay and Chile.

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Meat Products:
Bugio Agrop.*	Santa Catarina	Poultry slaughtering and pork, industrialized products
Buriti Alegre	Goiás	Poultry slaughtering
Campos Novos	Santa Catarina	Pork slaughtering
Capinzal	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí	Paraná	Poultry slaughtering
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Poultry slaughtering and porks, industrialized products processing, animal feed and hatcheries
Dois Vizinhos	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatcheries
Duque de Caxias	Rio de Janeiro	Industrialized products processing
Francisco Beltrão	Paraná	Poultry (including Turkey) slaughtering
Garibaldi*	Rio Grande Sul	Poultry slaughtering
Herval D'Oeste	Santa Catarina	Pork slaughtering and industrialized products
Jataí	Goiás	Poultry slaughtering
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lucas de Rio Verde	Mato Grosso	Poultry slaughtering and porks, industrialized products processing
Marau	Rio Grande Sul	Poultry slaughtering and pork, industrialized products, Animal feed and hatcheries
Mineiros	Goiás	Special poultry (turkey and Chester®) slaughtering and processing
Nova Marilândia*	Mato Grosso	Poultry slaughtering
Nova Mutum	Mato Grosso	Poultry slaughtering
Paranaguá	Paraná	Industrialized products processing
Ponta Grossa	Paraná	Industrialized products processing
Rio Verde	Goias	Poultry slaughtering and porks, industrialized products processing
Sagrinco *	Santa Catarina	Poultry slaughtering and pork

Production Plant	State of Location	Activities
Serafina Corrêa	Rio Grande Sul	poultry slaughtering
Tatuí	São Paulo	industrialized products processing
Toledo	Paraná	Poultry slaughtering and porks, industrialized products processing
Uberlândia	Minas Gerais	Poultry (including turkey) and pork slaughtering, industrialized products processing and hatcheries
Várzea Grande	Mato Grosso	Poultry slaughtering and industrialized products processing
Videira	Santa Catarina	Poultry slaughtering, industrialized products
Vitória de Santo Antão	Pernambuco	industrialized products processing

Soybean and Margarine Products:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitoria de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

*      Production facilities owned and operated by third-party producers who produce according to our specifications.

Part of our real estate assets are subject to liens incurred to ensure our obligations to financing agreements, payment of taxes and lawsuits, as described in Note 18 to our consolidated financial statements.

Distribution Centers

We operate 20 distribution centers throughout Brazil, as set forth in the table below.

Location	State	Owned or Leased
Aparecida Goiânia	Goiás	Leased
Belém	Pará	Leased
Cuiabá	Mato Grosso	Leased
Duque de Caxias	Rio de Janeiro	Leased
Embu	São Paulo	Owned
Exportação Ponta Grossa	Paraná	Owned
Fortaleza	Ceará	Owned
Itajaí	Santa Catarina	Leased
Jundiaí	São Paulo	Owned
Manaus	Amazonas	Leased

Marau	Rio Grande do Sul	Owned
Nova Santa Rita	Rio Grande do Sul	Leased
Ribeirão das Neves	Minas Gerais	Leased
Rio Verde	Goiás	Owned
Salvador	Bahia	Leased
São José dos Pinhais	Paraná	Leased
Uberlândia	Minas Gerais	Owned
Viana	Espírito Santo	Leased
Videira	Santa Catarina	Owned
Visa	Pernambuco	Owned

We operate 33 transit points in Brazil in the locations set forth in the table below.

Transit Points	State of Location	Owned or Leased
Apucarana	Paraná	Leased
Aracajú	Sergipe	Leased
Araçatuba	São Paulo	Leased
Bauru	São Paulo	Owned
Brasilia	Distrito Federal	Leased
Campo Grande	Mato Grosso do Sul	Owned
Campo dos Goytacazes	Rio de Janeiro	Leased
Cascavel	Paraná	Leased
Criciúma	Santa Catarina	Leased
Feira de Santana	Bahia	Leased
Governador Valadares	Minas Gerais	Leased
Guarulhos	São Paulo	Owned
Ilheus	Bahia	Leased
Juazeiro do Norte	Ceará	Leased
Limeira	São Paulo	Leased
Macapá	Amapá	Leased
Maceió	Alagoas	Leased
Marabá Montes Claros	Pará Minas Gerais	Leased Leased
Parnamirim	Rio Grande do Sul	Leased
Paraiso do Tocantins	Tocantins	Leased
Pelotas Ponta Grossa	Rio Grande do Sul Paraná	Leased Owned
Pouso Alegre	Minas Gerais	Leased
Ribeirão Preto	São Paulo	Leased
Santa Maria	Rio Grande do Sul	Leased
Santos	São Paulo	Leased
São Bernardo do Campo	São Paulo	Leased
São Gonçalo	Rio Janeiro	Leased
São José do Ribamar	Maranhão	Leased
São José dos Campos	São Paulo	Owned
Seabra	Bahia	Leased
Sorocaba	São Paulo	Leased
Teresina	Piauí	Leased

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

We have an Environmental Policy that is based on the guidelines and principles established in the ISO14001 certification. This policy seeks to ensure that our activities and growth are carried out in accordance with the environmental legislation. We have established a set of corporate norms to be used in the company’s environmental management. The monitoring of the implementation with these norms are undertaken through technical indicators, with targets that are established on an annual basis. Corrective actions are established to resolve deviations that have been found. An assessment is carried out to make sure that the environmental management system is being observed.

We have nine plants which have received ISO 14001 certification, of which eight are located in Brazil and one in the Netherlands. These plants were audited by regulatory bodies and undergo regular recertification.

We set up a Corporate Environmental Operational Committee, which is responsible for defining management models, developing strategic plans and supporting specific working groups. This Committee is part of the Health, Safety and Environment Program and is composed of members from different areas of the company.

We have professional technicians in the environmental area and have trained them in the main environmental aspects. Our plants are built in line with the applicable environmental regulations relating to effluents and waste disposal. Our environmental structure is formed by experts, engineers and environmental analysts to assist the implementation and the monitoring of legal requirements and internal guidelines. We also have the support of the environmental legal department for legal assistance.

Environmental management is part of our daily operations. Our internal controls  are built to improve sustainability in our operations. We also take part in initiatives to preserve the environment and focus on developing alternative technologies for the generation and use of sustainable energy and have structured a program with our integrated producers to collect animal waste.

The partnership that we have with the integrated producers is one of the strategies we use to leverage global standards in our activities and those of our suppliers. We are responsible for the licensing projects of our integrated producers and for providing technical support and guidance to help them deal with environmental questions in the best possible way.

Despite our efforts to comply with the legislation and the environmental regulations, we have occasionally been required to sign environmental agreements with the Brazilian federal and local government related to the non-compliance with environmental licensing requirements. We are required, under these agreements, among other things, to repair any damages caused. If we do not comply with these obligations, we are subject to the payment of fines accrued on a daily basis.

On April 10, 2007, we executed a consent agreement (Termo de Ajustamento de Conduta, or “TAC”) with the Environmental Resource Agency of the Bahia State, in order to recover degraded areas and enhance industrial water waste treatment, air emissions monitoring and waste management of the facility located in São Gonçalo.  The TAC is waiting for completion procedures.

                On April 20, 2007, we executed a consent agreement with the Environment Secretary of State of Mato Grosso, aiming to end, adapt, restore, correct or minimize the effects of environmental degradation in the facility located in Cuiabá. The TAC is waiting for completion procedures.

On December 14, 2007, we executed a consent agreement with the public prosecutors’ office of the State of Santa Catarina in order to promote recovery and compensation of the environmental damage caused by disposal of industrial waste without proper treatment in the Capinzal facility. The TAC is in progress.

On May 20, 2008, we executed a consent agreement with the State of Mato Grosso in order to settle environmental liabilities identified by the Environment Secretary of State aiming to make, adapt, correct, restore or minimize the effects of degradation in rural property of our facility located in Lucas do Rio Verde.  The process is waiting for completion formalities.

On June 4, 2008, we executed a consent agreement with the public prosecutors’ office of the State of Minas Gerais to regularize the death of fish and air pollution through the production and emission of gases coming from the company's activities causing smell in the facility located in Uberlândia. The process is waiting for completion formalities.

On October 16, 2008, we executed a consent agreement with the Environment Foundation (Fundação Ambiental) of the Santa Catarina State relating to a missing environmental license for fire prevention that affected our unit in Videira. It seeks the regularization of the industrial park and  permits the reconstruction of the stricken area and construction of extension work through the establishment of compensatory measures.  The process is waiting for completion formalities.

On May 10, 2010, we executed a consent agreement with the Environment Secretary of State of Mato Grosso, in order to regularize the change of water abstraction of the facility located in Mirassol D' Oeste.  The process is waiting for completion formalities.

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

On July 22, 2011, we executed a consent agreement with the public prosecutors’ office of the Mato Grosso do Sul State as a result of certain facts related to water and solid waste discovered in a civil investigation and aiming to foster legal and environmental compliance activities for our facility in Dourados.  The process is waiting for completion formalities.

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

On February 28, 2012, we signed a consent agreement with the Environmental Institute of Paraná (IAP), resulting from particulate emissions at the facility in Toledo in the State of  Paraná. We committed to implementing improvements in plant equipment and have invested R$2.5 million.  The process is waiting for completion formalities.

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

On July 13, 2015, we executed a consent agreement with the SUPRAM Triangulo Mineiro and Alto Parnaíba because of irregularities in the irrigation system of the facility located in Uberlândia. The TAC is in progress.

On July 21, 2015, we executed a consent agreement with the public prosecutor office of the Mato Grosso do Sul State in order to renew the operation license of the facility located in Dourados. The TAC is in progress.

On September 18, 2015, we executed a consent agreement with the public prosecutor office of the Rio de Janeiro State in order to regularize the environmental license of the facility located in Duque de Caxias. The TAC is in progress.

New investments that involve an increase in production or alteration in the process include the analysis of the capacity of the installed environmental control systems, based on internal indicators. The aim of this is to meet the standards already attained and enhance the company’s performance indicators as a whole.

Insurance Coverage

We purchase insurance to cover all of our plants, equipment and inventories for losses, including business interruption insurance. In addition, we maintain a comprehensive products liability policy, which covers damages arising from the manufacture, distribution and sale of our products.  We consider the amounts of our insurance coverage to be typical for a company of our size and adequate to meet the foreseeable risks associated with our operations.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over four thousand SKUs. We are the holder of brands such as Sadia, Perdigão, Qualy, Chester, Perdix and Paty.

BRF was created from the merger of Perdigão and Sadia, whose consolidation was announced in 2009 and completed in 2012, and operates in the frozen meat (poultry and pork), processed meat foods, margarine, pasta, pizza and frozen vegetable markets. BRF is responsible for 14.5% of the world trade in poultry.

With 35 plants in all regions of Brazil, BRF has among its main assets a widespread distribution network that enables its products to reach Brazilian consumers through 623,000 monthly deliveries and 40 distribution centers, 20 of which are in the domestic market and 20 of which are in our export markets.

In Argentina, we are the leading producer, distributor and seller of margarines (with a market share of approximately 95.1% from January 2015 to December 2015), hamburgers (with a market share of approximately 62.1% from January 2015 to December 2015) and sauces (market share of approximately 36.1% from January 2015 to December 2015), according to Nielsen.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 22 sales offices outside of Brazil serving customers of more than 120 countries on five continents. We have six industrial units in Argentina, two in Europe (BRF UK and BRF Holland) and one in Abu Dhabi, United Arab Emirates, that was inaugurated on November 26, 2014.

BRF has been a public company since 1980. Our shares have been listed on the BM&FBovespa as BRFS3 since 2006, and we are also traded on the New York Stock Exchange (NYSE - ADR level III). Since 2005, BRF has been part of BM&FBovespa’s Corporate Sustainability Index (ISE) portfolio in acknowledgement of its strong commitment to sustainable development. This commitment has been reinforced and internationally recognized since 2012, upon our entrance into the portfolio of Emerging Markets of Dow Jones Sustainability Index.

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

In 2015, net sales totaled R$32.2 billion and net income was R$2.9 billion. Net equity as of December 31, 2015 totaled R$ 13.8 billion.

In 2015, we generated 39.9% of our net sales from in natura poultry, 5.9% from in natura pork, 1.6% from in natura beef, 50.0% from processed meat and other processed products, and 2.6% from other products. Our Brazil sales accounted for 49.8% of our total net sales in 2015 while our sales to international markets accounted for 50.2%.

We are able to reach substantially all of the Brazilian population through a nationwide network of 20 distribution centers.

In the Brazilian market, we operate 35 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers, being 9 owned by BRF and 11 leased by third parties, all of which serve the domestic market and export markets.

In our foreign (international) markets, we operate six meat processing plants, one margarine and oil processing plant, one sauce and mayonnaise processing plant and one frozen vegetables processing plant. We have 20 distribution centers located overseas, as well as commercial offices in the United Kingdom, France, Spain, Italy, Austria, Hungary, Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Argentina, Uruguay and Chile.

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

In 2014, we entered into an agreement with Lactalis for the sale of the assets of our dairy segment, including plants and trademarks, which deal was closed in 2015. As a result, this segment is reported as discontinued operations, which requires the presentation of prior periods of this segment as discontinued operations. Unless stated otherwise, the results and cash flows that we present in this annual report do not consider the results and cash flows from this discontinued operation (dairy segment).

Principal Factors Affecting Our Results of Operations

Our operating results, financial condition and liquidity have been and will continue to be influenced by a broad range of factors, including:

•         Economic conditions in Brazil and globally;

•         The effect of trade barriers and other restrictions on imports;

•         Concerns over bird flu and other diseases of animal origin;

•          Sensibility of the domestic market to changes in global demand, including the impact of decisions by our main Brazilian competitors and temporary increases in supply from producers in other countries;

•         Changes in commodity prices;

•         Fluctuations in the exchange rate and inflation;

•         Interest rates; and

•         Freight costs.

We present a more detailed description of each of these factors below.

Brazilian and Global Economic Conditions

Brazilian monetary policy framework is of inflation targeting. The National Monetary Council (Conselho Monetário Nacional - "CMN") set the target inflation at 4.5% for 2015, with a range of two percentage points higher or lower. However, inflation rate has been consistently above the target at 5.91%, 6.41% and 10.67% in 2013, 2014 and 2015, respectively. Price increases usually reduce consumers’ purchasing power, particularly among the lower income class, which eventually limits consumption.

The Brazilian labor market registered an average unemployment rate of 8.9% in the twelve months ended September 30, 2015, according to the IBGE’s National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”), showing deterioration from 6.8% a year before. Also, wages rose 8.7% in 2015 in nominal terms, meaning a decrease in real terms. Additionally, after several years of rising consumption, Brazilian consumer confidence decreased to 65.4 points in December 2015, which is well below the average of the previous five years (95.4), according to a Consumer Survey of Fundação Getúlio Vargas (FGV).

Despite the reduction in demand, inflation did not slow down, pushed by the adjustment in regulated prices, which rose 18.07% in 2015 according to Central Bank’s estimate, and inertial component. In an attempt to control rising inflation and to curb inflation expectations, the Brazilian Central Bank’s monetary policy committee, the COPOM, raised the base interest rate, known as Selic, by 250 basis points to 14.25% in the end of 2015, thereby worsening consumer credit conditions.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7%, and 0.1% in 2011, 2012, 2013 and 2014, respectively, but GDP decreased 3.8% in 2015.

Regarding the currency, Brazilian Real depreciated 45% against the US dollar in 2015 going from R$2.69 to R$4.04 per dollar, despite Central Bank’s intervention in the form of currency swap and dollar auctions following buyback agreements aimed at reducing the depreciation. This outlook of depreciation helped improve the competitiveness of Brazilian exports by reducing costs in US dollars. In such a scenario, the financial revenues generated by exports increased when converted into Reais.

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

Tariff barriers (classical form and derived from trade defense disputes)

•         India has imposed an import tariff of 100% for chicken cuts and processed products since 1995.

•         The EU (since 2007) and Russia (since 2012) have protected their meat industries by applying import quotas and high tariffs (occasionally prohibitive) on volumes imported outside of the quota.

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

•         In December 2015, Mexico renewed its import poultry meat quota of 300 thousand tons until 2017 (approximately 250 thousand tons are still available).

Sanitary barriers

•         Between late 2012 and early 2013, several countries (including Japan, South Africa, China, Saudi Arabia, Peru, Lebanon, and others) suspended Brazilian bovine imports after a possible case of BSE in the state of Paraná was reported. Until the end of 2014, some countries, like Japan, still held the suspension.

•         Several major markets (despite progress in trade negotiations) are not yet open to Brazilian meat products due to sanitary barriers. Some examples are the EU, Korea and Colombia for swine meat, and Taiwan, Panama and the Dominican Republic for poultry meat.

•         Outbreaks of avian flu have already harmed the consumption and exports of chicken meat in several countries, like the U.S., China/Hong Kong, Thailand and Mexico.

Technical barriers

•         In December 2015, the WTO established a panel requested by the Brazilian government in order to investigate technical barriers imposed by Indonesia in the imports of poultry meat.

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

However, if significant numbers of new avian influenza cases were to develop in humans, even if they do not occur in any of our markets, the demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans could negatively impact our business due to the public sensitivity to the disease.

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

A viral disease named as Pork and epidemic diarrhea (PED) was diagnosed in North America and Asia in the last few years. The principal clinical signs are enteric symptoms, stunting and high mortality. In these places the disease was responsible for significant reduction in terminated animals and consequent increasing price due to low offer. There isn’t yet a vaccine to prevent the disease but general management and biosecurity reduce the impact.

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

For example, in 2014 Russia, banned pork and poultry imports from the United States, Canada and Europe causing a lack of supply of products in the Russian market (and consequently much higher prices), which led Brazilian players to redirect their products to Russia, causing lower supply and higher prices in Brazil. In 2015, some countries banned poultry imports from the United States, in response to the avian flu outbreak. Generally, countries have adopted a policy to ban only the specific region in which the outbreaks occurred. However, China and South Korea have been stricter, banning the country as a whole.

We monitor the actions of our domestic competitors since they are also impacted by external market changes and may also redirect their products to the domestic market. In addition, we pay close attention to fluctuations in supply generated by producers in the U.S., the EU and other regions since increases in production in those markets can lead to a greater supply in other countries.

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of soybean meal, soybeans (grain) and corn, which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal and soybeans represented approximately 27.4% of our cost of sales in 2015 and 27.2% in 2014. Although we produce most of the hogs we use for our pork products, in 2015 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2015, the average corn price in Brazil was 11.7% higher than the average corn price in 2014.  Besides that, corn prices in December 2015 were 25.1% higher than in December 2014.  In 2015, the average Soybean meal price in Brazil was 8.2% higher than the average price in 2014. In December 2015, soybean meal prices in Brazil were 15.3% higher than in December 2014. The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

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

Wholesale Corn Prices at Ponta Grossa, State of Paraná (R$ per 60 Kg bag)

Current Brazilian government estimates of the Brazilian corn harvest in 2015-2016 forecast 82.3 million tons in total production, according to a survey undertaken in January 2016 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a decrease of 2.8% from the 84.7 million tons harvested in 2014-2015. Of these 82.3 million tons, 27.8 million tons are forecast for the summer crop and 54.5 million tons for the second crop, to be harvested from July to September 2016.

The following graph illustrates the movements in the price of soybean meal in Ponta Grossa in the State of Paraná (a commonly used reference price for soybean meal in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean meal Prices at Ponta Grossa, State of Paraná (R$ per metric ton)

 According to a survey released by CONAB in January 2016, current Brazilian government estimates of the Brazilian soybean harvest in 2015-2016 will be 102.1 million tons. This estimate represents an increase of 6.1% compared to the soybean harvest in 2014-2015.

The estimated total exports of soybeans crop in the 2015-2016 is 57.5 million tons, which represents an increase of 5.8% from the 2014-2015 harvest of 54.3 million tons. Inventory volumes for the 2015-2016 harvest may be increased compared to 2014-2015.  CONAB estimates Brazilian inventories of 1.2 million tons, while in the last season they reached 0.8 million tons.

In 2015, the soybeans average prices was 8.2% higher than the last year. The prices in December 2015 were 27.8% higher than the same period of 2014.

For further information about trends in commodity prices in 2016, see “—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the National Index of Consumer Prices (Índice Nacional de Preços ao Consumidor, or “INPC”), IPCA and IGP-M.

	2015	2014	2013
Depreciation of the real against the U.S. dollar	(47.01%)	(13.39%)	(14.64%)
Period-end exchange rate (U.S.$1.00)	R$ 3.90	R$ 2.66	R$2.34
Average (daily) exchange rate (U.S.$1.00) (1)	R$ 3.34	R$ 2.35	R$2.16
Period-end Basic interest rate SELIC (2)	14.25%	11.65%	10.00%
Inflation (INPC) (3)	11.28%	6.23%	5.56%
Inflation (IPCA) (4)	10.67%	6.41%	5.91%
Inflation (IGP-M) (5)	10.54%	3.69%	5.51%

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

(5)   The IGP-M gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$11,359.7 million at December 31, 2015, representing 74.8% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. At December 31, 2015, 23.5% of our total liabilities with respect to indebtedness and derivative instruments of R$15,845.8 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2015	2014	2013
	(%)	(%)	(%)
TJLP	6.3	5.0	5.0
CDI	13.4	10.8	8.0
Six-month LIBOR	0.49	0.33	0.41

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2015, freight costs represented approximately 4.9% of our net sales. In 2014 and 2013, freight costs represented approximately 5.5% and 5.2% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table sets forth the components of our results of operations as a percentage of net sales for 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
	(%)	(%)	(%)
Continuing Operations
Net sales	100.0%	100.0%	100.0%
Cost of sales	68.7%	70.7%	75.1%
Gross profit	31.3%	29.3%	24.9%
Operating income (expenses):
Selling expenses	(14.9)%	(14.5)%	(14.9)%
General and administrative expenses	(1.6)%	(1.4)%	(1.5)%
Other operating (expenses), net	(1.4)%	(1.5)%	(1.6)%
Income (loss) from associates and joint ventures	(0.3)%	0.1%	0.0%
Operating income	13.1%	11.8%	6.7%
Financial expenses	(15.6)%	(8.9)%	(5.6)%
Financial income	10.4%	5.4%	2.9%
Income before taxes	7.9%	8.4%	4.0%

Current income tax	(0.1)%	0.4%	0.0%
Deferred income tax	1.3%	0.8%	0.4%
Income from Continuing Operations	9.2%	9.6%	4.4%

Income from Discontinued Operations	0.6%	0.3%	0.2%
Net profit	9.8%	9.9%	4.6%
Attributable to
Controlling shareholders	9.7%	9.9%	4.6%
Non-controlling shareholders	0.1%	0.0%	0.0%

Unless stated otherwise, the results that we present below do not consider the results from our discontinued operation (dairy segment).

Presentation of Net Sales Information

Since 2015, we have reported net sales by the following five segments: Brazil; Latin America (Latam); Europe; Middle East and Africa (MEA); and Asia, which primarily reflect our geographical structure. Within these segments, we disclose below a breakdown of net sales by the following products: (i) poultry (whole poultry and in natura cuts), (ii) pork (in natura cuts); (iii) beef cuts (in natura cuts); (iv) others (fish, sheep and vegetables); (v) processed foods (processed foods, frozen and processed derivatives of poultry, pork and beef and other processed processed foods, such as margarine and vegetable and soybean-based products); and (vi) other sales (including animal feed, soy meal and refined soy flour). Because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets. See Note 5 to our consolidated financial statements for the year ended December 31, 2015 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax levied on our gross sales in the domestic market at rates that vary by state and product. Our average ICMS tax rate in 2015 was approximately 10.0%.

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on gross sales in the domestic market and the rates are 1.65% for PIS and 7.60% for COFINS. However, there are some products with a zero tax rate (in natura meat of porks and poultry and beef cuts).

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

The table below sets forth our gross sales and deductions for the years ended December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(in millions of reais)
Gross sales
Brazil	19,867	18,742	17,577
Europe	3,853	3,308	3,260
Middle East and Africa (MEA)	7,643	5,909	5,448
Asia	3,432	3,110	2,811
Latin America (LATAM)	2,439	1,878	2,532
	37,235	32,947	31,628
Sales deduction
Brazil	(3,830)	(3,318)	(3,091)
Europe	(214)	(215)	(251)
Middle East and Africa (MEA)	(546)	(199)	(191)
Asia	(143)	(37)	(87)
Latin America (LATAM)	(306)	(171)	(222)
	(5,038)	(3,940)	(3,841)
Net Sales
Brazil	16,038	15,424	14,486
Europe	3,640	3,093	3,010
Middle East and Africa (MEA)	7,098	5,710	5,258
Asia	3,290	3,073	2,724
Latin America (LATAM)	2,132	1,707	2,310
	32,197	29,007	27,787

The following provides comparisons of our results of our operations for the years ended December 31, 2015, 2014 and 2013, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Net Sales

Our net sales increased R$3.2 billion, or 11.0%, to R$32.2 billion in 2015 from R$29.0 billion in 2014, primarily due to strong results in Middle East/Africa, Latin America and Europe and 16.2% higher average prices, which benefited from an average 41.6% devaluation year-on-year of the real against the U.S. dollar. This real devaluation was instrumental in offsetting the 4.4% decline in volume in 2015, which was in line with our strategy of focusing on products with higher added value.

Net Sales by Operating Segments

In 2015, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Net Sales	Volume
	(in millions of reais)	(in thousands of tons)
Brazil	16,038	2,395
Europe	3,640	353
Middle East/Africa (MEA)	7,097	1,080
Asia	3,290	464
Latin America (LATAM)	2,132	224
Total	32,197	4,515

Brazil

Our net sales for the Brazilian market increased R$0.6 billion, or 4.0%, to R$16.0 billion in 2015 from R$15.4 billion in 2014, primarily due to a 7.4% increase in average selling prices (mainly as a result of increases in prices of processed foods), partially offset by a 3.2% decrease in the volume of products sold in Brazil, which totaled 2.4 million tons in 2015. The volume decrease was mainly due to a 46.2% decrease in the volume of other sales and the disposal of the beef segment, which were partially offset by a 4.2% increase in the volume of processed foods and a 10.2% increase in the volume of poultry in 2015.

The following table provides a breakdown of our net sales and sales volume in Brazil.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	401	364	10.2%	2,293	2,045	12.2%
Pork	96	98	(1.7)%	697	702	(0.8)%
Beef	2	29	(93.6)%	34	339	(90.0)%
Others	0	0	175.2%	3	0	NM
Total in natura meat	499	491	1.6%	3,027	3,086	(1.9)%
Processed foods	1,713	1,644	4.2%	12,228	11,384	7.4%
Other sales	182	339	(46.2)%	783	955	(18.0)%
Total	2,395	2,474	(3.2)%	16,038	15,424	4.0%

NM=not meaningful

The following table sets forth our average selling prices in Brazil.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Brazil	6.70	6.23	7.4%

International

BRF’s global operations recorded significant results in 2015. At the same time, we advanced in the value chain in the markets in which we operate, introducing products with more added value, improving the prices and the execution at the sales points.

Our net sales for international markets increased R$2.6 billion to R$16.2 billion in 2015 from R$13.6 billion in 2014, reflecting our internationalization strategy through acquisitions or partnerships. The regions that stood out were the Middle East/Africa, Latin America (other than Brazil) and Europe. This growth was driven by the strong increase in average prices in reais, which partially offset the lower volumes.

Middle East/Africa (MEA)

Our net sales for the Middle East/Africa region increased R$1.4 billion, or 24.3%, to R$7.0 billion in 2015 from R$5.7 billion in 2014, primarily due to 30.2% higher average selling prices mainly as a result of increases in the prices of poultry and processed foods. We continued our acquisition strategy in this region, acquiring the frozen foods distribution business from Qatar National Import and Export in 2015. As a result, we began to control distribution in most of the Gulf region (strengthening our presence in the region).

The following table provides a breakdown of our net sales and volumes in the Middle East/Africa region.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	964	979	(1,5)%	6,365	4,910	29.6%
Pork	22	32	(32.3)%	115	160	(28.1)%
Beef	0	7	(96.0)%	2	73	(97.0)%
Others	2	1	48,5%	33	21	58.9%
Total in natura meat	988	1,019	(3.1)%	6,515	5,163	26.2%
Processed foods	91	111	(17.8)%	582	547	6.5%
Total	1,080	1,131	(4.5)%	7,097	5,710	24.3%

The following table sets forth our average selling prices in the Middle East/Africa region.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Middle East/Africa	6.57	5.05	30.2%

Europe

Our net sales for the European region increased R$0.5 billion, or 17.7%, to R$3.6 billion in 2015 from R$ 3.1 billion in 2014, primarily due to a better mix of products/channels, mainly as result of establishing a joint venture with Invicta Food for distributing processed foods in markets in the United Kingdom, Ireland and Scandinavia. Moreover, the Brazilian currency depreciation led to an increase of 16.1% in average selling prices in Reais.

The following table provides a breakdown of our net sales and volumes in Europe.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	95	81	16.8%	855	484	76.7%
Pork	78	72	9.1%	703	729	(3.6)%
Beef	5	7	(26.2)%	147	166	(11.5)%
Total in natura meat	178	160	11.5%	1,705	1,379	23.6%
Processed foods	175	189	(7.2)%	1,934	1,713	12.9%
Total	353	349	1.3%	3,640	3,093	17.7%

The following table sets forth our average selling prices in Europe.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Europe	10.30	8.87	16.1%

Asia

Our net sales for the Asian region increased R$0.2 billion, or 7.1%, to R$3.3 billion in 2015 from R$ 3.1 billion in 2014, primarily due to 16.8% higher average selling prices, partially offset by a 8.3% decrease in volumes in the region compared to the same period in 2014. Our performance in the region is a result of the work carried out to build distribution partnerships in key markets and progress with governments and clients in order to better serve our customers.

In line with our internationalization strategy, we established, in partnership with Singapore Food Industries Pte. Ltd., the joint venture SATS BRF Food Pte. Ltd., of which we hold 49% interest, in order  to increase the offer of processed and semi-processed foods with high added value beginning in the Singapore market and to strengthen our retail presence in the Southeast Asia region. In addition, we acquired Golden Foods Siam (GFS), the third largest exporter of cooked value-added chicken products in Thailand, as part of our strategy to expand our global footprint.

The following table provides a breakdown of our net sales and volumes in Asia.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	411	444	(7,4)%	2,834	2,613	8.5%
Pork	41	48	(15.3)%	350	354	(1.2)%
Beef	2	4	(48.0)%	24	34	(29.8)%
Total in natura meat	454	496	(8.5)%	3,208	3,002	6.9%
Processed foods	10	10	(1.9)%	82	71	14.4%
Total	464	506	(8.3)%	3,290	3,073	7.1%

The following table sets forth our average selling prices in Asia.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Asia	7.10	6.08	16.8%

Latin America (other than Brazil) (LATAM)

Our net sales for the Latin American region (other than Brazil) increased R$0.4 billion, or 24.9%, to R$2.1 billion in 2015 from R$ 1.7 billion in 2014, primarily due to 48.3% higher average selling prices, mainly as a result of the better mix of products in Argentina with more processed products. The increase in average selling prices was partially offset by a 15.8% decrease in volumes, mainly due to the fact that we ceased shipping to Venezuela in 2015.

We achieved significant progress in this region in 2015. We established a closer relationship with our customers (business to consumer model – B2C) in line with our global strategy. This regions is significant to us, among other reasons, because it is a success story with respect to our internationalization process due to some relevant acquisitions there, especially in Argentina. We acquired seven brands from Molinos Río de la Plata in October 2015 and entered into the Argentinean pork market through the acquisition of Campo Austral. Once this acquisition is completed, we will gain relevance in the categories of cooked ham, salami, bologna and pork, allowing us to inaugurate the integrated pork chain in Argentina.

The following table provides a breakdown of our net sales and volumes in Latin America.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	73	110	(33.1)%	502	537	(6.6)%
Pork	5	6	(14.6)%	36	32	12.1%
Beef	14	26	(46.2)%	217	255	(14.8)%
Others	5	5	9.1	42	27	56.4%
Total in natura meat	98	147	(33.3)%	797	851	(6.3)%
Processed foods	126	119	5.7%	1,284	806	59.3%
Other Sales	0	0	-	51	50	2.4%
Total	224	266	(15.8)%	2,132	1,707	24.9%

The following table sets forth our average selling prices in Latin America.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Latin America	9.52	6.42	48.3%

Cost of Sales

Cost of sales totaled R$22.1 billion in 2015, an increase of 7.9% compared to 2014, mainly due to the increase in (i) prices of grains, components of packaging and imported inputs due to the impact of the foreign exchange rate; (ii) freight; and (iii) costs of utilities and energy. The price of grains, a main component of our costs, recorded an increase in reais of 8% in corn, 3% in soy and 11% in soymeal in 2015. Cost of sales as a percentage of net sales was 68.8% in 2015, compared to 70.7% in 2014, an improvement of 2 percentage points despite the appreciation of the US dollar.

Gross Profit

Our gross profit increased 18.6% in 2015 to R$10.1 billion from R$8.5 billion in 2014, with a gross margin of 31.3% in 2015 compared to 29.3% in 2014, primarily due to a 16.2% increase in average selling prices in reais in all regions (26.3% increase in the international markets) in 2015.

Operating Expenses

Our operating expenses increased 15.0% in 2015 to R$5.3 billion from R$4.6 billion in 2014, primarily due to the increases of 14.0% in selling expenses and 25.9% in administrative expenses. Operating expenses were 16.5% of net sales in 2015, compared to 15.9% in 2014.

Selling Expenses

Our selling expenses increased 14.0% to R$4,805.9 million in 2015 from R$4,216.5 million in 2014, primarily due to higher expenditures for marketing and trade marketing in Brazil, Middle East/Africa and Latin American regions, in line with our strategy of strengthening the presence of our brands in these markets. In addition, there has been higher spending on salaries, as a result of collective wage agreements and restructuring of the sales teams in Brazil; and higher spending on storage.

General and Administrative Expenses

Our general and administrative expenses increased 25.9% to R$506.1 million in 2015 from R$402.1 million in 2014, primarily due to higher personnel expenses in our international operations due to the depreciation of the Brazilian real.

Other Operating Expenses, Net

Other operating expenses, net, increased 1.5% to R$444.7 million in 2015 from R$438.1 million in 2014, primarily due to a significant increase in losses from doubtful accounts in international markets impacted by currency variation.

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures decreased from an income of R$25.6 million in 2014 to a loss of R$103.8 million in 2015, primarily due to the impact of the proportional result in Minerva’s participation.

Operating Income

As a result of the foregoing, our operating income before financial expenses increased 21.6% to R$4.3 billion in 2015 from R$3.5 billion in 2014.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2015	2014	Change
	(in millions of reais)		(%)

Brazil	1,622	2,002	(19.0)%
Europe	572	553	3.5%
Middle East/Africa (MEA)	1,214	315	285.9%
Asia	703	547	28.7%
Latin America (LATAM)	116	63	86.2%
Total	4,228	3,478	21.6%

Financial Income (Expenses), net

Net financial expenses totaled R$1,670.2 million, an increase of 68.6% compared to 2014,  impacted mainly by the foreign exchange variation on loans and financing.

Income Before Taxes

As a result of the foregoing, our income before taxes increased 2.8% to R$2,558.3 million in 2015 from R$2,487.6 million in 2014.

Income Tax and Social Contribution

Income tax and social contribution credit in 2015 were R$389.6 million compared with an expense of R$352.6 million in 2014, a decrease of 210.5%, with an effective rate of 15.2% compared to -14.2% in 2014.

Net Profit

Net profit from our continuing operations increased 37.1% in 2015 to R$2.9 billion with an increase in net margin from 7.4% in 2014 to 9.1% in 2015.

Net profit from our discontinued operations (dairy segment) was R$183.1 million, 103.8% higher than in 2014, when we had a net profit of R$89.8 million.

As a result of the foregoing, net profit (including our discontinued operations) in 2015 was R$3.1 billion, an increase of 39.8% compared to 2014, resulting in a gain of 2.3 percentage points in net margin.

 Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Net Sales

Our net sales increased R$1.2 billion, or 4.4%, to R$29.0 billion in 2014 from R$27.8 billion in 2013, primarily due to higher average selling prices of products in the period both in Brazil and internationally (10.7% and 13.6% higher, respectively, compared to 2013).

Net Sales by Operating Segment

In 2014, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Net Sales	Volume
	(in millions of reais)	(in thousands of tons)
Brazil	15,424	2,474
Europe	3,093	349
Middle East/Africa (MEA)	5,710	1,131
Asia	3,073	506
Latin America (LATAM)	1,707	266
Total	29,007	4,725

Brazil

Our net sales for the Brazilian market increased R$0.9 billion, or 6.5%, to R$15.4 billion in 2014 from R$ 14.5 billion in 2013, primarily due to 10.7% higher average selling prices, as we managed to pass on increased costs to our products, particularly during the first two quarters of the year, and 1.9% higher volume.

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

These efforts reflected positively in our Brazilian sales in 2014, more specifically in the fourth quarter.

The following table provides a breakdown of changes in net sales and sales volume in the Brazilian market.

	Volume			Net Sales
	2014	2013	% Change	2014	2013	% Change
	(in thousands of tons)			(in millions of reais)
In natura meat:
Poultry	364	299	21.7	2,045	1,649	24.0
Pork	98	83	18.1	702	528	33.0
Beef	29	55	(47.3)	339	516	(34.3)
Others	0	1	-	0	20	-
Total in natura meat	491	438	12.1	3,086	2,712	13.8
Processed foods	1,644	1,652	(0.5)	11,384	10,722	6.2
Other sales	339	482	(29.7)	955	1,052	(9.2)
Total	2,474	2,573	(3.8)	15,424	14,486	6.5

The following table sets forth our average selling prices in the Brazilian market.

	Average Selling Prices
	2014	2013	Change 2014-2013
	(in reais per kg)		(%)
Brazil	6.23	5.63	10.7

International

Our net international sales increased R$0.3 billion, or 2.1%, to R$13.5 billion in 2014 from R$13.3 billion in 2013, primarily due to a rise of 13.6% in the average price of our products, partially offset by a 10.1% decrease in volume, which reflected part of the company’s strategy to reduce volumes in international markets during the year. Our international operating margins increased 7.5 percentage points from 3.4% in 2013 to 10.9% in 2014.

Middle East/Africa (MEA)

Our net sales for the Middle East/Africa region increased R$0.5 billion, or 8.6%, to R$5.7 billion in 2014 from R$5.3 billion in 2013, primarily due to 8.6% higher average selling prices.

This region includes the most significant countries in the Middle East and Africa, the most strategically important region for our process of internationalization. A leader in the region with premium brands and an increasingly consolidated distribution model. In 2012, we began the building of a processed foods plant in Abu Dhabi in the United Arab Emirates which was inaugurated on November 26, 2014. The total investment in the new unit was approximately US$155 million with an annual production capacity of about 70 thousand tons/year in breaded products, hamburgers, pizzas, and industrialized and marinated products. Local production of processed items allows us to adapt the products in line with regional demands and to expand the portfolio in the Food Services channels.

The following table provides a breakdown of our net sales and volumes in the Middle East/Africa region.

	Volume			Net Sales
	2014	2013	Change	2014	2013	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	979	1,011	(3.2)%	4,910	4,666	5.2%
Pork	32	33	(3.0)%	160	137	16.8%
Beef	7	16	(56.3)%	73	150	(51.3)%
Others	1	6	(83.3)%	21	30	(30.0)%
Total in natura meat	1,019	1,066	(4.4)%	5,163	4,983	3.6%
Processed foods	111	63	76.2%	547	270	102.6%
Other Sales	0	1	-	0	6	-
Total	1,131	1,130	0.1%	5,710	5,258	8.6%

The following table sets forth our average selling prices in the Middle East/Africa region.

	Average Selling Prices
	2014	2013	Change
	(in reais per kg)		(%)
Middle East/Africa	5.05	4.65	8.6%

Europe

Our net sales for the European region increased R$83 million, or 2.8%, to R$3.1 billion in 2014 from R$3.0 billion in 2013, primarily due to 32.2% higher average selling prices. In line with our strategy to improve profitability, in 2014 we focused on the improvement of our mix of products in Europe, and stopped selling products in excess of our quota. Russian sanctions against poultry and pork imposed on the United States, the European Union, Canada, Australia and Norway had a direct impact on the trade flow and price of protein in our international markets during the second half of 2014.

The following table provides a breakdown of our net sales and volumes in Europe.

	Volume			Net Sales
	2014	2013	Change	2014	2013	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	81	127	(36.2)%	484	668	(27.5)%
Pork	72	119	(39.5)%	729	790	(7.7)%
Beef	7	7	-	166	110	(50.9)%
Total in natura meat	160	253	(36.8)%	1,379	1,568	(12.1)%
Processed foods	189	195	(3.1)%	1,713	1,440	19.0%
Other Sales	0	0	-	0	2	-
Total	349	448	(22.2)%	3,093	3,010	2.8%

The following table sets forth our average selling prices in Europe.

	Average Selling Prices
	2014	2013	Change
	(in reais per kg)		(%)
Europe	8.87	6.71	32.2%

Asia

Our net sales for the Asian region increased R$0.3 billion, or 12.8%, to R$3.1 billion in 2014 from R$2.7 billion in 2013, primarily due to 16.7% higher average selling prices, partially offset by a 3.2% decrease in volumes compared to 2013. The Japanese market suffered from high inventories carried over in 2012 and 2013, pressuring prices and margins, although the inventory levels normalized during 2014. The Japanese market played an important role in the company’s structural changes in 2014. During the year we consolidated our presence in Japan and our relationship with our main clients there.

The following table provides a breakdown of our net sales and volumes in Asia.

	Volume			Net Sales
	2014	2013	Change	2014	2013	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	444	452	(1.8)%	2,613	2,265	15.4%
Pork	48	54	(11.1)%	354	341	3.8%
Beef	4	7	(42.9)%	34	57	(40.4)%
Total in natura meat	496	513	(3.3)%	3,002	2,663	12.7%
Processed foods	10	9	(11.1)%	71	58	22.4%
Other Sales	0	0	-	0	3	-
Total	506	522	(3.2)%	3,073	2,724	12.8%

The following table sets forth our average selling prices in Asia.

	Average Selling Prices
	2014	2013	Change
	(in reais per kg)		(%)
Asia	6.08	5.21	16.7%

Latin America (other than Brazil) (LATAM)

Our net sales for the Latin American region (other than Brazil) decreased R$0.6 billion, or 26.1%, to R$1.7 billion in 2014 from R$2.3 billion in 2013, primarily due to 34.1% lower volumes in this region, mainly as a result of the decision to reduce shipments to Venezuela.

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

The following table provides a breakdown of our net sales and volumes in Latin America.

	Volume			Net Sales
	2014	2013	Change	2014	2013	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	110	195	(43.6)%	537	869	(38.2)%
Pork	6	5	(20.0)%	32	25	28.0%
Beef	26	23	(13.0)%	255	251	1.6%
Others	5	0	-	27	0	-
Total in natura meat	147	223	(34.1)%	851	1,144	(25.6)%
Processed foods	119	181	34.3%	806	1,163	(30.7)%
Other Sales	0	0	-	50	3	1,567%
Total	266	404	(34.1)%	1,707	2,310	(26.1)%

The following table sets forth our average selling prices in Latin America.

	Average Selling Prices
	2014	2013	Change
	(in reais per kg)		(%)
Latin America	6.42	5.72	12.2%

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

Operating Income

As a result of the foregoing, our operating income before financial expenses increased 83.4% to R$3.5 billion in 2014 from R$1.9 billion in 2013.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2014	2013	Change
	(in millions of reais)		(%)

Brazil	2,002	1,441	38.9%
Europe	553	171	223.4%
Middle East/Africa (MEA)	315	85	270.6%
Asia	547	106	416.0%
Latin America (LATAM)	63	94	(33.0)%
Total	3,478	1,896	83,4%

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

Net Profit

Net profit from our continuing operations increased 109.4% in 2014 compared to 2013, to R$2.1 billion, with net margin increasing from 3.7% in 2013 to 7.4% in 2014.

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

Revenue Recognition and Sales Returns

We recognize revenue in accordance with the accrual basis of accounting when all the following conditions are met: (i) the sales value is reliably measurable and when we no longer have control over the goods sold or otherwise related to the property, (ii) the costs incurred or to be incurred due to the transaction can be reliably measured, and (iii) it is probable that economic benefits will be received by us and the risks and benefits were fully transferred to the purchaser.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from the inability of our customers to make required payments. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, the amount credited to the estimated loss on doubtful accounts is generally reversed against a permanent write-off of the account receivable. If the financial condition of our customers were to deteriorate, we could be required to increase our allowances for doubtful accounts, which would be charged to our statements of income.

Accounting for Business Combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is the sum of the consideration transferred, based on the fair value at the acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, our management evaluates the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and assumed liabilities. The valuations of theses assets and liabilities are based on assumptions and certain criteria, which include, in some cases, estimates of future cash flow, discounted at appropriate rates.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of our cash generating units expected to benefit from the business combination.

Goodwill

As mentioned above, goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

Under IFRS, goodwill is not amortized and is subject to an annual impairment test. The amount of impairment, if any, is measured based on discounted future free cash flow projections. We identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit by expected discounted operating cash flows generated by the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.

The use of different assumptions for valuation purposes, including estimates of future cash flows and discount rates, could have resulted in different estimates.

The carrying amount of goodwill and the key assumptions used in the annual impairment test are disclosed in note 19 of our consolidated financial statements.

Depreciation, Depletion, Amortization and Impairment

We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of our forests and the amortization of software, patents, our relationships with customers and suppliers, and loyalty among our outgrowers. The rates of depreciation, depletion and amortization are based on our estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our property, plant and equipment and intangibles to determine whether any impairment of those assets should be recorded. The determination of such impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. While we believe that we make reliable estimates for these matters, the uncertainty inherent to this estimate could lead to results requiring a material adjustment to the carrying amount of the assets in future periods.

Contingencies

We establish provisions when we have a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and its amount can be reliably estimated.

We are party to various lawsuits, including, tax, labor and civil claims. The assessment of the likelihood of an unfavorable outcome in these lawsuits includes the analysis of the available evidence, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance of the legal system, as well as the opinion of external legal counsel. We review and adjust the provisions to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new claims or court decisions.

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

As a result of the business combinations with Sadia, Avex and Dánica, we recognized contingent liabilities related to tax, civil and labor claims.

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

Income Tax and Social Contribution

In Brazil, we are subject to income tax (Imposto de Renda Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre o Lucro Liquido, or “CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus 10% surtax for IRPJ and of 9% for CSLL, after considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

The income from foreign subsidiaries is subject to taxation pursuant to the local tax rates and legislation.  In Brazil, this income is taxed according to the Brazilian tax rules, respecting the tax treaty signed by each country with Brazil in order to avoid double taxation.

Deferred taxes are recorded on IRPJ and CSLL tax losses, assets and liabilities and temporary differences between the tax basis and the carrying amount of assets and liabilities are classified as non-current assets and liabilities, as required by IAS 01. When the Company’s analysis indicates that the realization of these credits is not probable, a valuation allowance is recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized and liabilities are settled.

Marketable Securities

Financial investments are financial assets that consist of public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•         Trading securities — acquired for sale or repurchase in the short term, recorded at fair value with variations directly recorded in the statement of income for the year within interest income or expense;

•         Held to maturity — when the Company has the intention and ability to hold them up to maturity, investments are recorded at amortized cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•         Available for sale — this category is for the remaining securities that are not classified in any of the categories above, which are measured at fair value, with changes to fair value recorded in other comprehensive income while the asset is not realized, net of taxes. Interest and monetary and exchange variation, when applicable, are recognized in the statement of income when incurred within interest income or expense.

Recently Issued and Not Yet Adopted Accounting Pronouncements Under IFRS

 The interpretations and amendments to the rules below were published by IASB. We have not yet adopted these rules.

IFRS 9 – Financial Instruments

In July 2014, IASB issued the final version of IFRS 9 – Financial Instruments, which reflects all phases of financial instruments project and replaces IAS 39 – Financial Instruments: Recognizing and Measurement and all previous versions of IFRS 9. The standard introduces new guidance about classification and measurement, impairment loss and hedge accounting. Early adoption is not permitted and is effective for periods beginning on January 1, 2018. Retroactive adoption is mandatory, however, the presentation of comparative information is not required. Early adoption of previous versions of IFRS 9, issued in 2009, 2010 and 2013, is permitted if the initial adoption date is prior to February 1, 2015. The adoption of this standard affects only the classification and measurement of financial assets; financial liabilities are exempt. The Company is evaluating the impact of adopting this standard in its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, IASB issued IFRS 15, which establishes a five-step model that will be applied to revenue obtained from a contract with a customer. In accordance with this standard, revenues are recognized based on an amount that reflects the consideration to which an entity expects to be entitled for the transfer of goods or services to a customer. The guidelines of IFRS 15 consider a more structured approach to measure and recognize revenue. This standard is applicable to all entities for periods beginning on January 1, 2018 and will replace all current requirements related to revenue recognition. Retroactive adoption, total or modified, is mandatory for periods beginning on January 1, 2017 or after. Earlier adoption is permitted, but it is under analysis by regulatory entities in Brazil. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

IFRS 11 – Accounting for Acquisition of Interests in Joint Operations – Amendment

In May 2014, IASB issued amendments to IFRS 11, pursuant to which a joint operator that is accounting for an acquisition of equity interest in which the joint operation activity constitutes a business should apply the guidelines according to IFRS 3. The amendments also clarify that an equity interest previously held in a joint operation is not remeasured on an additional acquisition of interest in the same joint operation while the joint control is held. Additionally, the amendments are not applicable when the parties sharing control, including the reporting entity, are under common control of the parent company.

The amendments are applicable to both the acquisition of the final equity interest in a joint operation and on the acquisition of any additional equity interest in the same joint operation. This standard will be effective prospectively to periods beginning on January 1, 2017 or after. Early adoption in Brazil is not permitted by regulatory entities. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

IAS 16 and IAS 38 – Clarification of Accountable Methods of Depreciation and Amortization – Amendment

In May 2014, IASB issued amendments to clarify guidelines of IAS 16 and IAS 38 and determined that revenue reflects a model of economic benefits generated from operation of business (of which the asset is a part), instead of economic benefits generated from the use of the asset. As a result, a method based on revenue cannot be used for property, plant and equipment depreciation purposes and may be used only under very limited circumstances to amortize intangible assets. The amendments will be effective prospectively to amortize intangible assets for fiscal years beginning on January 1, 2016 or after. The Company does not expect any impact on its consolidated financial statements, since it has not used a method based on revenue to depreciate non-current assets.

IFRS 16 – Leases

In January 2016, IASB issued the final version of IFRS 16 – Leases, which superseds IAS 17 – Leases and will apply to periods beggining on January 1, 2019. Early adoption will be permited for entities which also apply IFRS 15 – Revenue from Contracts with Customers. The adoption of this standard will affect mainly property, plant and equipment and financial liabilities, as the treatment between financial and operational lease will no longer exist, being the leases treated in a similar way of the financial lease as per IAS 17. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

B.                  Liquidity and Capital Resources

As of December 31, 2015, we held R$5,362.9 million in cash and cash equivalents. Of that amount, R$4,786.0 million, or 89.2%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil  to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

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

We also have a revolving credit facility, with a committed maximum capacity of US$1.0 billion to provide additional liquidity for working capital needs.

Cash Flows from Continuing Operations

Unless stated otherwise, the comparisons below do not consider the cash flows from our discontinued operations (dairy segment).

Cash Flows from Operating Activities

We recorded net cash flows provided by operating activities of R$4,134.2 million in 2015, compared to net cash flows from operating activities of R$4,841.6 million in 2014. Our 2015 operating cash flow reflects net income of R$2,928.1 million, net non-cash adjustments of R$4,222.0 million and net changes in operating assets and liabilities of R$3,016.2 million. The net changes in operating assets and liabilities included changes in investments of trading securities, net of redemptions, of R$123.7 million, trade accounts payable of R$882.2 million, supply chain finance of R$719.5 million and biological assets of R$199.3 million, partially offset by interests paid of R$693.9 million, provisions for tax, civil and labor risks of R$194.4 million, trade accounts receivable of R$1,112.5 million, inventories of R$1,066.2 million, other financial assets and liabilities of R$687.4 million and other operating assets and liabilities of R$553.7 million.

We recorded net cash flows provided by operating activities of R$4,841.6 million in 2014, compared to net cash flows from operating activities of R$3,213.2 million in 2013. Our 2014 operating cash flow reflects net income of R$2,135.2 million, net non-cash adjustments of R$2,674.7 million and net changes in operating assets and liabilities of R$31.6 million. The net changes in operating assets and liabilities included redemptions of trading securities, of R$76.5 million, trade accounts payable of R$202.9 million and biological assets of R$75.3 million, partially offset by changes in interest paid of R$618.7 million, provisions for tax, civil and labor risks of R$259.4 million, cash effect of an increase in trade accounts receivable of R$459.2 million, inventories of R$369.2 million, other financial assets and liabilities of R$284.5 million and other operating assets and liabilities of R$164.1 million.

Cash Flows Used in Investing Activities

We used R$1,674.0 million in cash in investing activities in 2015, compared to R$1,862.4 million in 2014. In 2015, our cash used in investing activities consisted primarily of R$1,710.9 million in restricted cash, capital expenditures in property, plant and equipment (other than acquisitions) in the amount of R$1,296.7 million and the acquisition and formation of breeding stock in the amount of R$589.4 million, which were partially offset by a cash receipt of R$1,957.3 million related to the sale of dairy segment (net of cash transferred).

 We used R$1,862.4 million in cash in investing activities in 2014, compared to R$1,424.9 million in 2013. In 2014, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment (other than acquisitions) in the amount of R$1,021.0 million, the acquisition and formation of breeding stock in the amount of R$517.5 million and the acquisition of Federal Foods and the retail frozen foods distribution business of Alyasra Food Company W.L.L. in the amount of R$372.8 million.

Cash Flows Provided by (Used in) Financing Activities

We recorded cash flows used in financing activities of R$4,313.9 million in 2015, compared to cash flows used in financing activities of R$568.1 million in 2014. In 2015, we repaid debt in the amount of R$6,031.6 million, partially offset by proceeds from the issuance of debt in the amount of R$6,290.1 million. We acquired shares in the amount of R$3,765.8 to increase our treasury shares for compliance with the provisions of our stock options plans. In addition, in 2015, we paid R$889.1 million related to interest on shareholder’s equity and dividends.

We recorded cash flows used in financing activities of R$568.1 million in 2014, compared to cash flows provided by financing activities of R$757.2 million in 2013. In 2014, we repaid debt in the amount of R$4,707.8 million, partially offset by proceeds from the issuance of debt in the amount of R$5,116.8 million. In addition, in 2014, we paid R$726.0 million related to interest on shareholder´s equity.

Dividends and Interest on Shareholders’ Equity

An extraordinary meeting of the Board of Directors held on June 18, 2015 approved the distribution of R$425.9 million allocated to the payment of interest on shareholders’ equity. Payments were made on August 14, 2015.

An extraordinary meeting of the Board of Directors held on December 17, 2015 approved the distribution of R$473.4 million allocated to the payment of interest on shareholders’ equity, and R$91.4 million for an additional distribution in the form of dividends, totaling R$564.8 million. Payments were made on February 12, 2016. (See Note 28.2 to the consolidated financial statements included herein elsewhere.)

An extraordinary meeting of the Board of Directors held on February 25, 2016 approved the distribution of additional dividends available in the profit reserve in the total amount of R$98.2 million. Payments were made on April 1, 2016.

We distributed a total of R$1,088.9 million to shareholders with respect to our 2015 result, of which R$899.3 million in the form of interest on shareholders’ equity and R$189.6 million in the form of dividends.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents and marketable securities for the periods indicated.

	As of December 31, 2015		As of December 31,
	Short-term	Long-term	2015	2014
	(in millions of reais, except where indicated)
Total debt	(2,628.2)	(12,551.1)	(15,179.3)	(11,589.3)
Other financial assets and liabilities, net	(537.2)	-	(537.2)	(214.3)
Cash, cash equivalents and marketable securities:
Local currency	774.7	935.9	1,710.6	2,220.5
Foreign currency	6,669.2	-	6,669.2	4,551.2
Total	7,443.9	935.9	8,379.7	6,771.7
Net debt	4,278.5	(11.615.2)	(7,336.8)	(5,032.0)
Exchange rate exposure (in millions of U.S.$)(1)			U.S.$ (117)	U.S.$ 567

(1)   See Note 4.1.d to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

We have made a strategic decision to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Short-Term Debt	Long-Term Debt	Total Debt as of December 31,
	As of December 31, 2015		2015	2014
	(in millions of reais)
Development bank credit lines	217.4	508.9	726.3	763.7
Other secured debt	32.6	127.1	159.7	294.7
Export credit facilities	-	-	-	967.7
Bonds	4.1	497.9	502.0	501.2
Working capital facilities	1,169.6	-	1,169.6	1,239.8
PESA loan facility	3.3	231.5	234.8	213.5
Agribusiness Receivables Certificate	33.1	992.2	1,025.3	-
Other	1.9	-	1.9	12.5
Local currency	1,462.0	2,357.6	3,819.6	3,993.1

Export credit facilities	598.8	1,553.5	2,152.3	1,059.4
Bonds	159.4	8,628.4	8,787.8	6,414.0
Development bank credit lines	12.6	11.6	24.2	42.4
Other secured debt	3.5	-	3.5	11.6
Advances on foreign exchange rate contracts	391.1	-	391.1	-
Working capital facilities	0.7	-	0.8	68.8
Foreign currency	1,166.1	10,193.5	11,359.7	7,596.2

Total:	2,628.2	12,551.1	15,179.3	11,589.3

The maturity schedule of our indebtedness is as follows:

As of December 31, 2015
(in millions of reais)
Current (through December 31, 2016)	2,628.2
2017	1,132.5
2018	2,762.0
2019	291.3
2020 to 2024	8,365.4
Total	15,179.3

Our principal debt instruments as of December 31, 2015 are described below.  For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19 to our audited consolidated financial statements.

Local Currency Debt

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations to BNDES, including loans under its FINEM program in the amount of R$ 559.2 million as of December 31, 2015. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with remaining maturity dates varying from 2016 through 2020. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

FINEP Financing.  We obtained certain financing from the Funder for Research and Projects (Financiadora de Estudos e Projetos, or “FINEP”), a public financing company under the Brazilian Ministry of Science, Technology and Innovation. We obtained FINEP credit lines in the amount of R$167.1 million at a fixed rate of 4.37% per year  with reduced charges for projects related to research, development and innovation, with remaining maturity dates between 2016 and 2019. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,169.6 million as of December 31, 2015 with several commercial banks under a Brazilian federal government program that offers favorable interest rates  of 7.24% per year, As an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

Other Secured Debt

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or “FNE”), in the amount of R$159.6 million at a rate of 8.14% per year  as of December 31, 2015. The notes have maturity dates from 2016 to 2021. These titles are secured by liens on machinery and equipment and real estate mortgages. BRF S.A. guarantees the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes. These loans are included in the line “Other secured debt —Local currency” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$234.8 million as of December 31, 2015, subject to the variation of the IGP-M plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$1.9 million outstanding as of December 31, 2015 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed interest rates. These credit lines are included in the line “Other—Local currency” in the table above.

Agribusiness Receivables Certificate

Agribusiness Receivables Certificate ("CRA"): On September 29, 2015, the Octante Securitizadora SA issued CRAs through a public offering of the 1st 3rd Series issuance of Octante Securitizadora SA in the amount of R$ 1.0 billion, net of interest, at a cost of 96.9% per year of the CDI rate, with principal due in a single installment on October 1, 2018 and interest payable every nine months. The CRAs are derived from our exports contracted with Global BRF GmbH, which have been transferred and/or pledged to Octante Securitizadora SA.  On December 31, 2015, the balance of this transaction totalled R$1,025.2 million. This transaction is included in the line "Agribusiness Receivables Certificate" in the table above.

Foreign Currency Debt

Development Bank Credit Lines

BNDES Facilities. The values set out in the table mainly consist of a total funding of R$24.2 million related to the BNDES Monetary Unit, or “UMBNDES,” currency basket, which are the currencies in which BNDES borrows, and are subject to interest at the rate of UMBNDES, reflecting fluctuations in daily exchange rates of the currencies of this basket. These loans are guaranteed by BRF and, in most cases, are secured by assets. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets. These loans are included under "Development banks credit lines - foreign currency" in the table above.

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$1,762.0 million as of December 31, 2015. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates in 2019. Interest under these export prepayment facilities accrues LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$390.3 million as of December 31, 2015. The indebtedness under these facilities is denominated in U.S. dollars, with maturity in 2018. These facilities bear interest at Libor plus a margin, payable quarterly. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Advances on foreign exchange contracts

Advances on foreign exchange contracts. We had exchange contract advances, modality for funding through exports, with a total balance of R$391.1 million on December 31, 2015, maturing in 2016 and bearing interest at a fixed rate of 1.76%. Since these lines are trade-related, we must later provide proof of export of products  on the accounts receivable and export registries.  These loans are included under "Advances on foreign exchange rate contracts"  in the table above.

Working Capital Facilities

Working capital in foreign currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries located in Argentina in the amount of R$0.8 million. This funding is denominated in Argentine pesos, with interest rates of 22.0% per year, due to the fact that most of the debt is denominated in Argentine pesos, and with maturity substantially in 2016. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Other Secured Debt

Investments Financing. The subsidiaries of BRF in Argentina obtained financing for investment projects for the acquisition of capital goods and /or construction of necessary facilities for the production of goods and /or services and marketing of goods (excluding inventories) in the amount of R$3.5 million, denominated in Argentine pesos with an interest rate of 15.1% and maturity dates in 2016. These loans are included in the line “Other secured debt —Foreign currency” in the table above.

Bonds

BRF Notes 2024.  On May 15, 2014,  BRF completed a Senior Notes offering totaling US$750 million (“Senior Notes BRF 2024”). The principal is due on May 22, 2024 and bears interest at 4.75% per year (yield to maturity of 4.952%), payable semiannually from November 22, 2014.  Of the proceeds from the offering, US$470.6 million was used for a tender offer to buy back part of the debt of the Sadia Overseas Bonds 2017 and BRF Notes 2020, both defined below.  To implement the tender offer, BRF made a payment of US$86.4 million (equivalent to R$198.6 million) to the holders of existing bonds, which was recorded as an interest expense. As of December 31, 2015, there was US$750.0 million outstanding on these bonds.

BFF Notes 2020. On January 28, 2010, BFF International Limited issued Senior Notes in the amount of US$750 million, guaranteed by BRF, bearing a nominal interest rate of 7.25% per year and effective rate of 7.54% per year, and maturing on January 28, 2020 (“BFF Notes 2020”). On June 20, 2013,  US$120.7 million of these Senior Notes was replaced by Senior Notes BRF 2023, defined below, and, on May 15, 2014, US$409.6 million were repurchased with part of the proceeds from the Senior Notes BRF 2024. On May 28, 2015, the Company finished a tender offer of bonds in the amount of US$ 101.4 million so that the remaining balance totaled US$118.3 million on June 30, 2015. As of December 31, 2015, there was US$118.3 million outstanding on these bonds.

Sadia Overseas Bonds 2017. In May 2007, Sadia issued bonds in an aggregate amount of US$250.0 million (“Sadia Overseas Bonds 2017”). The bonds are guaranteed by BRF, bear interest at a rate of 6.875% per year and mature on May 24, 2017. On June 20, 2013, US$29.3 million of these bonds was replaced by the Senior Notes BRF 2023, defined below, and, on May 15, 2014,  US$61.0 million was repurchased with part of the proceeds from the Senior Notes BRF 2024. On May 28, 2015, the Company completed a tender offer of bonds in the amount of US$ 47.0 million so that the remaining balance totaled US$112.8 million on June 30, 2015. As of December 31, 2015, there was US$112.8 million outstanding on these bonds.

BRF Notes 2023.  In May 2013, we issued senior notes in an aggregate amount of US$500.0 million, with principal due on May 22, 2023 and bearing interest at a rate of 3.95% per year, payable semiannually as of November 22, 2013. As of December 31, 2015, there was US$500.0 million outstanding on these bonds.

BRF Notes 2018. In May 2013, we issued senior notes in an aggregate amount of R$500.0 million, with principal due on May 22, 2018, and bearing interest at a rate of 7.75% per year, payable semiannually as of November 22, 2013 (“BRF Notes 2018”). As of December 31, 2015, there was R$500.0 million outstanding on these bonds.

BRF Notes 2022.  In June 2012, we issued senior notes in an aggregate amount of US$500.0 million. The bonds were guaranteed by BRF, bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later the same month, we issued an additional US$250.0 million of senior notes under the same indenture and with the same terms and conditions (collectively, the “BRF Notes 2022”). On May 28, 2015, the Company completed a tender offer of bonds in the amount of US$ 577.1 million so that the remaining balance totaled US$172.9 million on June 30, 2015. As of December 31, 2015, there was US$172.9 million outstanding on these bonds.

BRF Notes 2022: On May 29, 2015, we completed a senior notes offering totaling EUR500,0 million, with principal due on May 3, 2022, issued with a coupon (interest) of 2.75% per year (Yield to maturity of 2.822%), to be paid annually as of June 3, 2016. On December 31, 2015, there were EUR500,0 million outstanding of these notes.

Bonds Quickfood. In 2013, a subsidiary of BRF in Argentina, Quickfood, issued notes guaranteed by BRF, in the amount of ARS150.0 million with a nominal interest rate of 21.8% per year and an effective rate of 22.1% per year, with maturity dates between 2015 and 2016. In 2014, Quickfood again issued notes guaranteed by BRF, in the amount of ARS436.0 million with a nominal interest rate of 24.1% per year and an effective rate of 27.0% per year, with maturity dates between 2015 and 2018. In 2015, Quickfood again issued notes guaranteed by BRF, in the amount of ARS475.2 million with a nominal interest rate of 24.3% per year and an effective rate of 29.0% per year, with maturity dates between 2018 and 2022. As of December 31, 2015, there was ARS917.6 million outstanding on these bonds.

Derivatives

We entered into foreign currency exchange derivatives under which we had exposure of R$527.7 million and commodity derivatives under which we had exposure of R$9.5 million, in each case as of December 31, 2015. The counterparties include several Brazilian financial institutions and involve interest rate swaps, and the purchase and sale of currencies and commodities. Their maturity dates vary from 2016 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, in 2014, BRF and its wholly owned subsidiary BRF Global GmbH entered into a revolving credit facility (“Revolver Credit Facility”) with a syndicate of 28 banks, in the amount of US$1.0 billion and maturing in May 2019. The transaction was structured so that the company and its subsidiary may make use of the credit line at any time during the contracted period. As of December 31, 2015, the company had not yet used any portion of this facility.

Seasonality of Continuing Operations

Brazil

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

In 2015, the first quarter accounted for 23.6% of our total sales in the Brazilian market, the second quarter accounted for 24.7%, the third quarter accounted for 24.6% and the fourth quarter accounted for 27.1%.

International

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In the Middle East/Africa, for example, we experience slower net sales during Ramadan and the summer months.

In 2015, the first quarter accounted for 20.2 % of our international sales, the second quarter accounted for 24.5%, the third quarter accounted for 26.8%, and the fourth quarter accounted for 28.5%.

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

In association with FINEP, CNPq (PNPD – National Post-Doctorate Program and RHAE – Human Resources Formation in Strategic Areas Program) and the Araucária Foundation (the Post-Doctorate Program at the company), over the past five years the company has been promoting the inclusion of professionals with master’s degrees and doctorates in its technical ranks. To date, 13 researchers have been added to the company’s technical personnel.  The company has also been developing a robust trainee and internship program as well as encouraging its employees to participate in postgraduate courses.

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

In 2010, the RD&I products team formalized an Open Innovation program for setting up research partnerships with universities, research centers and other companies. Since 2010, BRF has concluded agreements involving nine projects with science and technology institutions and three projects with other companies.

We invested R$ 227.3 million in 2015, R$192.8 million in 2014 and R$68.6 million in 2013 in RD&I activities. In 2013, we classified only fixed expenses of RD&I activities as RD&I expenditures. In 2014 and 2015, we included in RD&I expenditures the variable expenses, such as feed, vaccine and packaging expenses, used in experimental research tests and field research involving agricultural RD&I projects, which accounts for the significant increase compared to prior years.

BRF is of the opinion that investing in RD&I is key to retaining its competitive advantages whether in the form of optimizing its production chain, improving sustainability or launching innovative products that meet the expectations and requirements of consumers, clients and markets.

BRF filed with INPI (National Institute for Industrial Property) for one patent in 2014; two invention patents, one utility patent and one industrial design patent in 2013. In 2015, we did not file for any patents.

D.                  Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—A. Operating Results—Principal Factors Affecting our Results of Operations.”  You should also read our discussion of the risks and uncertainties that affect our business in “Item 3. Key Information—D. Risk Factors.”

Global GDP is expected to grow 3.1% in 2015 and 3.4% in 2016, according to a report released in January by the International Monetary Fund (“IMF”). A threat to global economic growth will be the U.S. Federal Reserve’s normalization of monetary policy by increasing interest rates (as it happened in December of 2015), until they gradually reach 2.75% at the end of 2016.

The IMF expects growth of 2.5% in 2015 and 2.6% in 2016 for the U.S. while their expectations remain low, at around 1.5% in 2015 and 1.6% in 2015 for Western Europe. For developing countries, the IMF expects a growth rate of 7.5% for India and a decrease of 1.0% for Russia, along with a reduced growth in China of 6.3% this year. The same study expects Brazil’s GDP to decrease 3.8% in 2015 and 3.5% in 2016.  The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2016 at 14.64%, according to reports by Focus.

Exports

In 2015, Brazilian volume of chicken exports was 5.1% higher than in 2014. This increase can be explained mainly by higher sales to the Middle East and several Asian countries, partly as an effect of the Brazilian real devaluation, which increased Brazilian cost competitiveness.

Brazil is a leading player in the global export markets of poultry and pork due to natural advantages, including low feed and labor costs, and gains of efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our businesses.

In international markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. Brazilian food companies have also expanded the sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork as well as increasing volumes of processed food products.

The significant drop in oil prices continued in 2015, affecting several countries that have a big share over Brazilian exports, such as Russia, Venezuela, Angola and some Middle East countries. The effects of oil price drops for big oil producers generally present themselves in two main ways: less inflow of money, which devalues the currency (if not pegged), which then negatively affects the country’s disposable income due to an increase in inflation; and decreased GDP growth, due to smaller oil revenues. The additional drop of 30.5% in oil prices (the West Texas Intermediate index, which benchmarks oil prices, dropped from US$ 53.27 to US$ 37.04) has caused and will continue to cause turmoil in oil exporting economies, reducing their ability to import Brazilian products. Food products are less sensitive than other goods to foreign exchange and to income variations. Rich oil producing countries that are located in warm regions with low availability of grains rely on government subsidies in order to cope with much higher chicken production costs than countries with moderate climate and high availability of grains, such as Brazil. Thus, falling oil prices will not necessarily lead to lower chicken imports from Brazil as governments might reduce subsidies leading to a decline in local production of chicken. As opposed to top oil exporters, countries that are net importers of oil and its sub products benefit from lower price in terms of higher disposable income.

In 2016, we intend to place new products in the Middle East/Africa market to meet the demand for healthier products.

Brazilian Market

Brazil is one of the world’s largest consumers of meat, with a per capita meat consumption in 2014 of 97.6 kilograms, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The emergence of the middle class has had a relevant impact in chicken and pork consumption whereas beef consumption remained flat over the last years. According to the Brazilian Central Bank survey, domestic GDP shrank 3.8% in 2015 and according to the Central Bank’s Focus report is expected to shrink 3.0% in 2016 and inflation is to remain elevated. Beef price in Brazil should remain at very high levels versus chicken, considering that beef production declined by close to 10% in 2015. Beef production is expected to keep falling in 2016 since the cattle production cycle usually lasts for four to six years, thus and, therefore, beef supply takes several years to adjust to demand. This was a highly relevant factor for chicken demand to rise in Brazil in 2015 and should remain in place in 2016.

The Brazilian market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora and Seara. The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products that are more similar to commodities in nature.

The processed foods sector is more concentrated in terms of the number of players.  Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products.  We believe that processed food products represent an opportunity for further growth in coming years.

Given the more challenging economic context in Brazil, our priorities remain to be the implementation of initiatives emphasizing operational excellence, especially in cost management and sales, that will be drivers for growth in the market, aiming toward the recovery of our operating margins in Brazil. Price adjustment and new products will be the major growth drivers for profitability in 2016. We remain confident in our strategy and capacity to resume growth in Brazil through more internal efforts toward reducing the cost of services, a more robust sales structure with improved execution that is focused on each region, and by strengthening our leadership by repositioning our major brands.

Raw Materials

In the Brazilian market, average corn prices for the fourth quarter in 2015 increased 18.3% compared to the third quarter and increased 9.1% in 2015 relative to the average in 2014. The increase in average corn prices in the fourth quarter of 2015 was due to uncertainties of weather conditions in the harvest period and 8.6% devaluation of the Brazilian real against the US dollar compared to the third quarter. In the international market, a record corn crop in the US together with its lower competitiveness led to a 40.5% increase in stocks for 2014/15, which may rise by additional 6.1% in 2015/16 according to the USDA. Given both distinct effects of better crop in the US and potential El Niño-related climate impact on crops elsewhere in the end of last year, average CBOT (Chicago Board of Trade) corn prices remained stable in the fourth quarter of 2015 compared to the fourth quarter of 2014 in US dollars. However, in the year as a whole, 2015 average corn prices fell 9.5%.

Average soybean prices in Brazil for the fourth quarter of 2015 increased 14.63% relative to the third quarter of 2015 and 6.97% in 2015 over 2014. CBOT prices dropped by 24.1% in 2015, reflecting both strong production (large crop in Brazil and in US, together with more favorable outlook for Argentine grains exports) and weak demand (Chinese demand is growing at a weaker pace than previously expected, following slower economic growth).

E.                  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones described below, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

BRF provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm installations and are expected to be repaid in ten years. The loans guaranteed by BRF are in the amount of R$208.8 million as of December 31, 2015.  In the event of default, we will be required to assume the outstanding balance.  As a result, we have recorded provisions in the amount of R$14.7 million as of December 31, 2015, equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversion of provision in the amount of R$8.3 million in our statement of income for the year ended December 31, 2015.

BRF guarantees a loan to the BRF Sustainability Institute (Instituto BRF de Sustentabilidade) from BNDES to set up biodigestors on the properties of the rural producers that are taking part in BRF’s integration system as part of the BRF’s sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees as of December 31, 2015 was R$39.1 million (compared to R$53.3 million as of December 31, 2014). In the event of default, BRF would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$0.3 million as of December 31, 2015, equal to our assessment of the fair value of the non-contingent portion of these obligations, and we reversed provisions in the amount of R$0.6 million in our statement of income for the year ended December 31, 2015.

The aggregate amount of BRF’s off-balance sheet guarantees as of December 31, 2015 was R$247.9 million, and we reversed provisions for the non-contingent portion of these obligations in the amount of R$8.9 million, which had been included in our statement of income for the year ended December 31, 2014.

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2015, that have an impact on our liquidity.

	Payments Due by Year
Obligation	Total	2016	2017 to 2019	2020 onwards
	(in millions of reais)
Loans and financing (1)	15,179.3	2,628.2	4,185.7	8,365.4
Interest on loans and financing (2)	3,868.7	606.1	1,800.7	1,461.9
Lease obligations on property and equipment (3)	1,157.0	530.6	272.0	354.4
Commitments for purchases of goods and services (4)	6,753.5	4,560.9	1,740.4	452.2
Total	23,089.8	7,719.7	6,198.1	9,172.0

(1) Includes both short-term debt and long-term debt.

(2) Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2015.

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

We also recorded R$1,205.9 million as contingencies for probable losses for the year ended December 31, 2015.

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

Our board of directors provides our overall strategic direction. Our by-laws also provide for alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20% of the members of our board of directors are required to be independent under the Novo Mercado listing rules. Our directors and alternate directors are generally elected at ordinary general meetings for a two-year term. Our board of directors currently consists of nine members.

At the general shareholders’ meeting to be held on April 7, 2016, our shareholders will be asked to ratify the election of Renato Proença Lopes and Aldemir Bendine (and their alternates), who were previously appointed to our board by the other directors, and to approve amendments to our bylaws, including the elimination of alternates to board members. The term of office of all our current directors will expire at the ordinary general meeting to be held in 2017 or their earlier departure (assuming, in the case of Messrs. Lopes and Bendine, that their election to the board will be ratified by our shareholders at the general shareholders’ meeting to be held on April 7, 2016).

The following table sets forth information about our current directors and their respective alternates:

	Director/Alternate
Name	Position Held	Since	Age
Abilio dos Santos Diniz(1)	Chairman	April 9, 2013	79
Eduardo Rossi(1)	Alternate	April 9, 2013	44
Renato Proença Lopes (3)	Vice Chairman	August 5, 2015	44
Sergio Ricardo Miranda Nazaré (3)	Alternate	July 30, 2015	52
Henri Philippe Reichstul (1)	Board Member	April 8, 2015	66
José Violi Filho (1)	Alternate	April 8, 2015	61
José Carlos Reis de Magalhães Neto	Board Member	April 29, 2011	38
Fernando Shayer	Alternate	April 8, 2015	42
Luiz Fernando Furlan(1) (2)	Board Member	July 8, 2009	69
Roberto Faldini(1)	Alternate	July 8, 2009	67
Manoel Cordeiro Silva Filho(1)	Board Member	April 12, 2007	62
Maurício da Rocha Wanderley (1)	Alternate	April 12, 2007	46
Aldemir Bendine (4)	Board Member	March 1, 2016	52

	Director/Alternate
Name	Position Held	Since	Age
Henrique Jäger (4)	Alternate	March 1, 2016	50
Walter Fontana Filho(1) (2)	Board Member	July 8, 2009	62
Eduardo Fontana D’Avila(1) (2)	Alternate	July 8, 2009	62
Vicente Falconi Campos	Board Member	May 22, 2014	75
Mateus Affonso Bandeira	Alternate	April 8, 2015	46

(1)   Independent member (as defined in the Brazilian Novo Mercado listing regulations).

(2)   Messrs. Eduardo Fontana D’Avila, Walter Fontana and Luiz Fernando Furlan are cousins.

(3)   Marco Geovanne Tobias da Silva (elected at the shareholder meeting held on April 8, 2015) presented his letter of resignation on May 28, 2015 and was replaced by his alternate, Sergio Ricardo Miranda Nazaré. On August 5, 2015, Renato Proença Lopes was appointed as a member of the Board of Directors, on which occasion Sergio Ricardo Miranda Nazaré reoccupied the position of alternate member.

(4)   On March 1, 2016, Mr. Bendine (who had observer status on our board from August 27, 2015 through February 29, 2016) was appointed as a member of the Board of Directors and Mr. Jäger was appointed as his alternate member. They replaced Paulo Guilherme Farah Correa (former board member) and Arthur Prado Silva  (former alternate member), respectively, who presented their letters of resignation on February 29, 2016.

Below is a summary of the professional experience and areas of activity of our current board members.

Abilio dos Santos Diniz - Chairman of BRF’s Board. Mr. Diniz graduated in Business Administration at Fundação Getúlio Vargas (FGV). Together with his father, he was responsible for the establishment and development of Grupo Pão de Açúcar, whose Board of Managers he chaired until September 2013. Between 1979 and 1989, he was a member of the Brazilian National Monetary Council. Since 2010, he has been ministering a 360º Leadership course in partnership with FGV for developing young leaders. Currently, Mr. Diniz is also president of the Board at Península Participações, the investment firm that belongs to his family, and is a member of the Board at Carrefour Brasil.

Renato Proença Lopes – Board Member. Mr. Lopes has a bachelor’s degree in Civil Engineering Technology from the Universidade Mackenzie (São Paulo). He has a post-graduate degree in Business Administration from the Universidade Paulista (UNIP) and an MBA in Wholesale Businesses Management from FIPECAFI - Universidade de São Paulo (USP). He joined Banco do Brasil in 1992.  Over the past few years, he has held various positions in the bank as Deputy Manager in New York (2013/ 2015), Managing Director in the USA (2013/2015), Executive Manager – Commercial Department (2010/ 2013) and Corporate General Manager (2006/ 2010). He participated in the initial development of the integration and business prospection involving the wholesale pillar portfolio of Banco do Brasil and Banco Patagônia – Argentina (2010). In June 2015, Mr. Lopes was appointed Investments Director for PREVI (the Banco do Brasil employees’ pension fund), a position he currently holds.

Henri Philippe Reichstul – Board Member. Mr. Reichstul has a bachelor’s degree in economics from the Universidade de São Paulo and postgraduate studies at Hertford College, Oxford. He was CEO of IPEA, Petrobras, Globopar and Brenco. Currently, Mr. Reichstul sits on the boards of directors of Peugeot Citroen S.A., Repsol YPF, LATAM Airlines Group, Semco Partners and Chairman of the board of Directors of Fives Group.  He is also a member of the consultative boards of Lhoist do Brasil Ltda., AES Brasil; vice president of the board of directors of the Foundation for Sustainable Development; and vice president of Einstein Hospital. Mr. Reichstul is a former member of the boards of directors of Louis Dreyfus Brasil, Ashmore Energy Internacional, BNDES, ABDIB, COINFRA, Foster Wheeler, and Gafisa, among other companies.

José Carlos Reis de Magalhães Neto – Board Member. Mr. Magalhães Neto is a graduate in Business Administration from the Fundação Getúlio Vargas. He is a founder member and Chairman of the Board of Directors of Tarpon Investimentos S.A. He also sits on the Board of Omega Energia Renováveis. Mr. Magalhães Neto was nominated to stand for election to our Board of Directors by Tarpon.

Luiz Fernando Furlan – Board Member. Mr. Furlan is a member of the Boards of Directors of Telefônica Brasil S.A. (Brazil), Telefónica S.A. (Spain) and AGCO Corporation (USA). He was Chairman of the Board of Directors of Sadia S.A. from 1993 to 2002 and from 2008 to 2009, a company where he also held several different executive positions in the period from 1976 to 1993.  He was Co-Chairman of the Board of Directors of BRF S.A. from 2009 to 2011 as well as a member of the Board of AMIL Participações S.A. from 2008 to 2013, Redecard S.A. from 2007 to 2010 and a member of the Advisory Board of ABERTIS Infraestruturas S.A. (Spain) from 2013 to 2015. He served as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Since 2008, he has been President of the Board of Fundação Amazonas Sustentável (FAS) and since 2013, also a member of the Global Commission for the Conservation of Oceans (Global Ocean Commission – USA) and a Senior Council Member for São Paulo Health Management. Mr. Furlan is a graduate in Chemical Engineering from FEI (the Industrial Engineering School) and in Business Administration from the Universidade de Santana - São Paulo, having also concluded extension and specialization courses in Brazil and overseas.

Manoel Cordeiro Silva Filho - Board Member. Mr. Silva Filho has 32 years of experience at Vale S/A, was a Chief Investment Oficer of VALIA and was a coordinator of the National Investment Committee of Associação Brasileira das Entidades Fechadas de Previdência Complementar, or ABRAPP. Mr. Silva Filho holds a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, a post-graduation qualification in economic engineering from Faculdade Estácio de Sá, Rio de Janeiro and an MBA in finance from IBMEC.

Walter Fontana Filho – Board Member. Mr. Fontana Filho holds a Bachelor’s and postgraduate degrees from PUC in São Paulo and a specialization course in Marketing Administration from FGV. He was a member of the Advisory Board of the newspaper O Estado de São Paulo from 1999 to 2013 and is currently Chairman of the Board of Directors. He is also member of the Board of Martins Comércio e Serviços de Distribuição S.A. since 2013. He was a Board member of ALGAR – Algar S.A. Empreendimentos e Participações and member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. At Sadia, he was Commercial Director – Domestic Market from 1983 to 1988, Commercial Executive Vice President from 1988 to 1994, Chief Executive Officer from 1994 to 2005 and Chairman of the Board of Directors from 2005 to 2008.

Vicente Falconi Campos – Board Member. Mr. Falconi Campos is founder and Chairman of the Board of Directors of FALCONI - Consultores de Resultados, the largest management consulting company in Brazil. He is a consultant to the Brazilian Federal Government and various state governments and municipalities, in addition to large Brazilian companies such as AmBev, Gerdau, Vale, AMIL (United Health), PETROBRAS and B2W, among others. He graduated in Engineering in 1963 from the Universidade Federal de Minas Gerais (UFMG) and has the qualifications of M.Sc. and Ph. D. in Engineering from the Colorado School of Mines, in the U.S. He is Professor Emeritus of UFMG, was awarded the Medal of the Order of Rio Branco for services rendered to the nation, and was chosen by the American Society for Quality Control as one of the “21 voices of the XXI Century.”

Aldemir Bendine – Board Member. Mr. Bendine has been the Chairman of  Petrobras – Petróleo Brasileiro S.A.  since February 9, 2015. He was born in 1963 and holds a bachelor’s degree in Business Management. He also has an MBA for Top Executives from FIPECAFI-USP and in Finance at PUC, Rio de Janeiro. He is a civil servant, beginning his professional career as a trainee at Banco do Brasil in 1978.  He served as  Chairman of Banco do Brasil from April 2009 to February 2015. He held several positions at the bank  including Vice President for Cards and New Retail Business and Vice President for Retail and Distribution, also serving as Executive Board Secretary, Executive Manager of the Retail Board and Branch Manager. Mr. Bendine has been an Executive Director of the Brazilian Federation of Banks (FEBRABAN), CEO of the Brazilian Association of Card Companies and Services (ABECS), Chairman of the Board of Directors of CBSS (Visa Vale), CEO of BB Administrador  de Cartôes de Crédito S.A. and BB Administrador  de Consorcios S.A.

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

Our executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders’ meeting to be held in 2017. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings, when called by our Chief Executive Officer.

The following table sets forth the name, position and the year of election of each of our executive officers. A brief biographical description of each of our executive officers follows the table:

	Senior Management
Name	Position Held	Since	Age

Pedro de Andrade Faria	Chief Executive Officer, Global	January 1, 2015	40
José Alexandre Carneiro Borges	Chief Financial and Investor Relations Officer	February 25, 2016	45
Gilberto Antonio Orsato	Vice President – Quality and Management	January 1, 2015	54
José Roberto Pernomian Rodrigues	Vice President – Legal and Corporate Affairs	January 1, 2015	47
Helio Rubens Mendes dos Santos Junior	Vice President – Supply Chain	January 1, 2015	51
Rodrigo Reghini Vieira	Vice President – People	January 1, 2015	43
Simon Cheng	General Manager Asia	June 25, 2015	40

The following is a summary of the business experience in the sector, areas of expertise and principal outside business interests of our current executive officers.

Pedro de Andrade Faria — Chief Executive Officer, Global. Mr. Faria has a degree in Business Administration from Fundação Getúlio Vargas in São Paulo and an MBA from the University of Chicago. Mr. Faria was a member of the Board of Directors of BRF from April 2011 to November 2013. He vacated the position on the Board to become the Company’s International CEO, a post that he held until the end of 2014. Mr. Faria is currently BRF’s Global CEO. Mr. Faria was a member of the Board of Directors of Tarpon, as well as its CEO and Investor Relations Officer from January, 2013 until August 2013. In addition, he sits on the Boards of Directors of Cremer S.A., Ômega Energia Renovável S.A., AGV Holding S.A., Morena Indústria e Comércio de Confecções S.A., Cia Acqua and Arezzo. Mr. Faria was also Finance Director/IRO at Brasilagro from its foundation until February 2007. Before joining Tarpon, he was an executive partner at Pátria Investimentos, responsible for monitoring private equity portfolio. Mr. Faria also worked at the Chase Manhattan Bank and at Patrimônio/Salamon Brothers.

José Alexandre Carneiro Borges – Chief Financial and Investor Relations Officer . Mr. Borges holds an undergraduate degree in Economics from Universidade Federal do Rio de Janeiro and an MBA from Columbia Business School, New York. Until February 25, 2016, he was General Manager - Latam, based in Buenos Aires, Argentina, with responsibility for the entire region except Brazil. Prior to assuming that position, he was the CEO of Cremer, a leading company in healthcare products in Brazil. He was also a partner at Tarpon Investimentos, an investment manager company, responsible for investments and operational management of invested companies. Before joining Tarpon, Mr. Borges worked at Egon Zehnder as well as at Morgan Stanley´s Latin America Investment Division as Vice President. He also worked at Goldman Sachs in New York in the investment banking area. He began his career in financial and planning positions at Esso, a subsidiary of Exxon Mobil in Brazil.

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

Simon Cheng - General Manager Asia. Prior to becoming General Manager Asia in 2014, Mr. Cheng was a member of our Board and our Strategic Committee between 2013 and 2014, while also being an Investment Officer with Tarpon Investments leading new investments thesis and pipeline. He spent 15 years with The Boston Consulting Group, where he was a Partner and Managing Director. He focused on consumer & retail industry, and led the Corporate Development Practice for Latin America. Simon has lived and worked in multiple countries across Asia and North and South America. He has a Master degree in Business Administration from Harvard Business School and a Bachelor degree in Business Administration, Cum Laude, from Fundação Getúlio Vargas.

B.                  Compensation

In 2015, the total salary paid by us to all our executive officers and the total compensation paid by us to all  members of our board of directors, fiscal council and statutory audit committee for services in all capacities was R$ 30.5 million. In addition, we paid to our executive officers R$10.4 million in 2015 as part of our profit sharing plan. The aggregate total compensation paid to members of the board of directors, fiscal council and statutory audit committee and executive officers in 2015 (including salaries, profit sharing payments, as described below, and benefits) was R$ 42.3 million.

The amount of variable compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our EBITDA but is also based on an assessment of the performance of the officer during the year by our board of directors. The amount paid depends on the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account the minimum EBITDA goal for the year, the quality standards of our icon products and the budget of  the area. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

Our executive officers are also eligible to participate in our Stock Option Plan and Restricted Stock Plan. As of December 31, 2015, a total of 3,735,419 stock options were held by them, with a cost to our company of R$13.0 million. No restricted stocks have been granted to our executive officers as of December 31, 2015. For more details about our Stock Option Plan and Restricted Stock Plan, see “—E. Share Ownership—Stock Option Plan and Restricted Stock Plan.”

                The table below shows information about the options granted to executive officers of BRF in previous years that are still outstanding:

Grant	# Options	Grant Price(1)	Strike Price as of December 31, 2015	Expiration Date
2012	19,274	R$ 34.95	R$ 44.86	May 1, 2017
2013	75,413	R$ 46.86	R$ 56.48	May 1, 2018
2014	589,832	R$ 44.48	R$ 50.44	April 3, 2019
2015	3,050,900	R$ 63.49	R$ 70.14	December 17, 2019
Total	3,735,419

(1)   The grant price refers to the average stock price at BM&F Bovespa of the last 20 trading days before the Grant date.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2015, the amount paid as benefits and private pension plan to the executive officers totaled R$1.3 million.

We compensate our alternate directors for each meeting of our board of directors that they attend. We also compensate alternate members of our fiscal council and statutory audit committee for each meeting of our fiscal council and statutory audit committee, respectively, that they attend.

Our executive officers and the members of our board of directors, statutory audit committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment other than that, in the case of executive officers, non-compete agreements are signed upon hiring. In 2015, we paid severance benefits to former executive officers in the amount of R$0.2 million.

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

New elections to the fiscal council are scheduled for the general shareholders’ meeting to be held on April 7, 2016, with a proposed slate to the fiscal council to include Attilio Guaspari, Reginaldo Ferreira Alexandre and Marcus Vinícius Dias Severini. In addition, the proposed slate includes the following alternates: Susana Hanna Stiphan Jabra, as alternate to Attilio Guaspari; Walter Mendes de Olveira Filho, as alternate to Reginaldo Ferreira Alexandre; and Marcos Tadeu de Siqueira, as alternate to Marcus Vinícius Dias Severini. We cannot predict whether these proposed Fiscal Council members will, in fact, be elected at the shareholders’ meeting.

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attilio Guaspari (1)	President of the Fiscal Council	April 29, 2005	69
Susana Hanna Stiphan Jabra	Alternate	April 8, 2015	58
Reginaldo Ferreira Alexandre (1)	Member of the Fiscal Council	April 8, 2015	56
Walter Mendes de Olveira Filho	Alternate	April 8, 2015	60
Marcus Vinícius Dias Severini	Member of the Fiscal Council	April 8, 2015	58
Marcos Tadeu de Siqueira	Alternate	April 8, 2015	60

(1)   Independent Member (as defined under the Brazilian Novo Mercado rules)

Below is a summary of the professional experience and areas of activity of our current fiscal council members:

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

Reginaldo Ferreira Alexandre – Member of the Fiscal Council. Mr. Ferreira Alexandre is an economist with fifteen years of experience in the area of investment analysis as an analyst, organizer and director of research teams, having held positions at Citibank, Unibanco, BBA (currently Itaú-BBA) and Itaú Corretora de Valores. He has also worked as a corporate credit analyst (Citibank) and as a consultant in the areas of strategy (Accenture) and corporate finance (Deloitte). At present, Mr. Ferreira Alexandre works for ProxyCon Consultoria Companyrial, a company dedicated to advisory and service activities in the areas of capital markets, finance and corporate governance. Mr. Ferreira Alexandre would qualify as an independent member under the Novo Mercado rules.

Marcus Vinicius Dias Severini – Member of the Fiscal Council. Mr. Dias Severini holds a degree in accounting and electrical engineering and a post-graduate degree in economic engineering. Before his retirement in 2015, he was the controller of Valia, which he joined in October 1994. From December 1981 to 1994, Mr. Dias Severini held positions at Arthur Andersen S/C, including the position of Audit and Accounting Consultant Manager. He has also served as a member or alternate member on the supervisory boards of several companies and as a chairman of the board of Fundação Vale de Seguridade Social – VALIA.

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

Statutory Audit Committee

Our shareholders approved the establishment of the Statutory Audit Committee at our general shareholders’ meeting held on April 3, 2014. The Statutory Audit Committee is composed of up to four members, of whom at least two must be independent members of the company’s Board of Directors (in accordance with the independence standards of the CVM, in particular CVM Instruction 509/11) and at least two must be independent external members who must not be directors or executive officers of the company. Notwithstanding the above, our Board has approved some amendments to our bylaws subject to approval by the shareholders at the annual meeting to be held on April 7, 2016. According to the proposed by-laws, the Audit Committee shall consist of a minimum of three (3) and a maximum of five (5) members, of whom at least one (1) will be an independent member.

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

The following table sets forth information with respect to the members of our Statutory Audit Committee.

Name	Position Held	Current Position Held Since	Age
Sergio Ricardo Silva Rosa (2)	Coordinator	April 3, 2014	56
Fernando Maida Dall Acqua (1)(2)	Member and Financial Expert	April 3, 2014	66
Walter Fontana Filho(2)	Member	April 3, 2014	62

(1)   Audit Committee Financial Expert (as defined under the rules of the U.S. Securities and Exchange Commission)

(2)    Independent Member (as defined under the Brazilian Novo Mercado rules)

Below is a summary of the professional experience and areas of activity of our current members of the Statutory Audit Committee:

Fernando Maida Dall’Acqua – Member of the Statutory Audit Committee and its Financial Expert. Mr. Dall’Acqua holds a master degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation. He is a Professor of Economics of the School of Administration of São Paulo (Getulio Vargas Foundation) and  provides consulting services to major companies on mergers and acquisitions, economic and financial valuation and macroeconomic and tax advisory services. He was the Chairman of the Fiscal Council of Grupo Pão de Açucar  and Viavarejo. He is currently a Board member and chairman  of the Audit Committee of ISA-CTEEP and the chairman of the  Audit Committee of  O Estado de São Paulo newspaper. He was the Finance Secretary of the São Paulo state, has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was director of the Project Center for Latin America and the Caribean of the IICA/OEA.  He was also a member of the Board of Directors and the Audit Committee of Sabesp and a member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, as well as served on the Advisory Board of Grupo Pão de Açúcar. He was president of the People Bank of the São Paulo Government . He was also a Fellow at Michigan State University, U.S.A and adviser of the World Bank for fiscal policy and credit market and of the Ministry of Finance of the Brazilian government.

Sérgio Ricardo Silva Rosa – Member of the Statutory Audit Committee. Mr. Silva Rosa graduated in journalism from the Arts and Communication School of USP. Mr. Silva Rosa was investment director of ABRAPP; a member of the Social and Economic Development Council (CDES) and a founder and member of the PRI (Principles for Responsible Investment) Council, a United Nations-supported program. Mr. Silva Rosa was a Director of the Bank Workers Labor Union, President of the National Confederation of Bank Workers under the umbrella of the United Workers Central - CUT and the Latin American Bank Workers Federation. He was a member of São Paulo city council between 1994 and 1996. He was also a member of the Board of America Latina Logística S.A. and Brasil Telecom S.A. He was president of the executive directors for the companies: Valepar S.A, Litel S.A., 521 Participações, BrasilPrev and PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil between 2003 and 2010, where he also held the position of Equity Investment Director. He chaired the Board of Companhia Vale S.A. between 2003 and 2010, and was the Vice Chairman of the Board of Directors of BRF S.A between 2013 and 2015.

Please see “—A. Directors and Senior Management” for the biographical information of Ms. Fontana Filho.

Paulo Guilherme Farah Correa (former board member) was previously a member of our Statutory Audit Committee. He resigned from the board and the committee on February 29, 2016.

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

In addition to the Statutory Audit Committee, we have other three advisory committees for our Board of Directors: (i) Strategy, M&A and Markets Committee, (ii) Finance, Governance and Sustainability Committee, and (iii) People, Organization and Culture Committee. They are composed of members of our Board of Directors, as well as other professionals.

The People, Organization and Culture Committee is responsible for advising the board of directors in setting compensation policies and the compensation of executives and employees, provides support to the executive officers in the assessment, selection and development of top leadership, advises the board of directors in the formulation and practice of BRF culture to monitor and encourage proper behavior of leaders, and proposes actions to align the expectations of shareholders and executives. Its members are Vicente Falconi Campos (Chairman), Henri Philippe Reichstul, José Carlos Reis Magalhães Neto, Luiz Fernando Furlan and Manoel Cordeiro Silva Filho. This committee is not equivalent of, or wholly comparable to, a U.S. compensation committee.

D.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31
	2015	2014	2013(1)
Administration	13,147	13,555	16,009
Commercial	7,644	9,601	9,664
Production	75,488	81,621	84,465
Total	96,279	104,777	110,138

(1)   This information includes employees in Brazil. While the total number of employees did not change significantly, we changed the manner in which we allocate employees internally, which accounts for the difference in Administration and Commercial employees from 2013 to 2014.

All of our employees listed above are located in Brazil, except for approximately 5,245 employees in 2015 (4,052 in 2014 and 4,186 in 2013), who are located abroad, mainly in our sales offices and processing plants in Europe, Argentina, Middle East and Asia.

We do not employ a material number of temporary employees. However, during the Christmas holiday season, we contract a company that furnishes sales representatives to assist us with holiday sales.

All of our production employees in Brazil are represented by labor unions. The production employees in each state have a different union, and the terms of our collective bargaining agreements vary in accordance with the union. In each case, however, salary negotiations are conducted annually between workers’ unions and us. The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement for a particular facility is binding on all production employees, whether or not they are members of the union. In general, collective bargaining agreements are applicable to all employees of that union or region, respecting the different professional categories. Our administrative employees are also generally members of separate unions. We believe that our relations with our employees and their labor unions are satisfactory, and there have been no strikes or significant labor disputes in the last few years.

We have quite competitive benefit plans for each office around the world. In Brazil, the main benefits are (1) the private pension plan, administered by BFPP – Brasil Foods Sociedade de Previdência Privada, (2) a credit cooperative that offers to the associated employee credit lines with attractive interest rates, (3) supplementary health plan that allows the employee to use the network agreements with costs subsidized by us, (4) meals, offered in our own restaurants or restaurant cards for subsidies of up to 80% by us, (5) basic consumer products granted to employees with salary of up to five minimum wages and 80% subsidized by us and (6) collective insurance life policy.

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

E.                  Share Ownership

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Statutory Audit Committee

As of March 15, 2016,  members and alternates of our board of directors, our executive officers and members of our fiscal council (and alternates) and statutory audit committee owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors (and Alternates), Executive Officers and Members of the Fiscal Council (and Alternates) and the Statutory Audit Committee	Common Shares	%
Directors and Alternates:
Abilio dos Santos Diniz	24,053,300	3.0
Eduardo Rossi	0	0
Renato Proença Lopes	0	0
Sergio Ricardo Miranda Nazaré	0	0
Henri Philippe Reichstul	0	0
José Violi Filho	31,800	*
José Carlos Reis de Magalhães Neto	1	*
Fernando Shayer	1	*
Luiz Fernando Furlan	6,233,596	0.8
Roberto Faldini	464	*
Manoel Cordeiro Silva Filho	0	0
Maurício da Rocha Wanderley	0	0
Aldemir Bendine	0	0
Henrique Jäger	0	0
Walter Fontana Filho	2,455,971	0.3
Eduardo Fontana D’Avila	1,119,402	0.1
Vicente Falconi Campos	2,250,000	0.3
Mateus Affonso Bandeira	0	0
Subtotal	36,144,535	4.5
Executive Officers:
Pedro de Andrade Faria	1	*
José Alexandre Carneiro Borges	6,400	*
Gilberto Antonio Orsato	6,942	*
José Roberto Pernomian Rodrigues	0	0
Helio Rubens Mendes dos Santos Junior	28,145	*
Rodrigo Reghini Vieira	19,972	*
Simon Cheng	3,176	*
Subtotal	64,636	*

Directors (and Alternates), Executive Officers and Members of the Fiscal Council (and Alternates) and the Statutory Audit Committee	Common Shares	%
Fiscal Council:
Attilio Guaspari	0	0
Susana Hanna Stiphan Jabra	0	0
Reginaldo Ferreira Alexandre	0	0
Walter Mendes de Olveira Filho	0	0
Marcus Vinícius Dias Severini	0	0
Marcos Tadeu de Siqueira	0	0
Subtotal	0	0
Statutory Audit Committee(1)
Sergio Ricardo Silva Rosa	0	0
Fernando Maida Dall Acqua	0	0
Subtotal	0	0
Total	36,209,171	4.5

* Less than 0.1%

(1)The other member of the audit committee, Walter Fontana Filho, is a member of the board of directors whose share ownership is already included above.

For information about the stock options held by the persons listed above, including information about exercise prices, expiration dates and exercises, see “–B. Compensation.”

Stock Option Plan and Restricted Stock Plan

We have a long-term stock option plan for the executive officers and other employees of BRF and its subsidiaries for the award of stock options . This plan is part of the eligible executives’ compensation and is intended to attract, retain and motivate our executives in order to generate value for our companies and align their interests with the interests of our shareholders.

The current stock option plan has been approved at the shareholder meeting held on April 8, 2015. This new plan replaces the stock option plan approved on March 31, 2010 and modified on April 24, 2012, March 9, 2013 and April 3, 2014.

The Stock Option Plan is managed by our board of directors. Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors on the grant date based on the average closing price of our shares on the 20 trading days preceding the grant date.  Exercise prices are adjusted monthly based on the IPCA.

                The current plan presents some changes from the previous plan, as described below:

•         the maximum number of options granted under the Stock Option Plan may not exceed, at any time, the amount equivalent to 2% of the total number of common shares issued by BRF;

•         stock options granted under the Stock Option Plan vest over four years in four equal annual installments;

•         after exercising the stock option and purchasing shares, the participant must hold at least part of those shares for at least one year before selling them and only be permitted to sell up to the number of shares whose value covers their purchase price prior to the one-year date (lock-up); and

•         in case of retirement or termination of the contract (resignation or dismissal) other than with cause, the participant may exercise the options accrued up to that date, and the remaining options will be immediately canceled.

As of December 31, 2015, a total of 27,289,828 options had been granted, of which 17,360,870 were outstanding and held by approximately 180 persons.  During the year ended December 31, 2015, 1,935,296 options were exercised at an average exercise price of  R$42.60 per share for aggregate payments to our company of R$ 82.4 million. As of December 31, 2015, the weighted average strike price of our outstanding options was R$59.27 per share, and the weighted average of the remaining contractual terms was 58 months.  No individual has received a number of options for common shares that, together with the common shares owned by that individual, exceed one percent of our common shares.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 25 to our consolidated financial statements.

In addition to changes to our Stock Option Plan, our shareholders approved at the shareholder meeting held on April 8, 2015 the Restricted Stock Plan for employees. The purpose of the Restricted Stock Plan is, among others, to stimulate the expansion, success and the achievement of social objectives of the Company; align the interests of shareholders of the Company to the plan participants and allow the Company or other companies under its control to attract and retain the eligible persons.

The Restricted Stock Plan is managed by our board of directors. As administrator of this plan, our board of directors may invite a limited number of executives to use their bonus to invest in stocks of BRF. By investing at least 25% of their bonus, the company would grant restricted shares that would be given to participants after 3 years as long as certain goals related to TSR (Total Shareholder Return) are achieved by the company. If the participant is laid off during those three years, the restricted shares will be immediately canceled.

The total number of restricted stock that may be granted under the Restricted Stock Plan shall not exceed 0.5% of the common stock, with no par value, representing the total capital stock of the Company.As of December 31, 2015, no restricted stock has been granted under the Restricted Stock Plan.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The capital stock of BRF is comprised of common shares. As of March 15, 2016, we had outstanding 806,643,545 common shares, or 99.28% of our total common shares, (excluding 5,829,701 common shares held in treasury), 104,047,463, or 12.90%, of which correspond to ADRs. On March 15, 2016, we had approximately 28,000 shareholders, including approximately 36 registered U.S. resident holders of our common shares (including The Bank of New York, as depositary).

Major Shareholders

The following table sets forth certain information as of March 15, 2016 (except to the extent disclosed below), with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) certain other shareholders who disclose their share ownership in Brazil.

Major Shareholders	Quantity	%
Fundação Petrobras de Seguridade Social – PETROS (1)	94,549,299	11.7
Tarpon Investimentos S.A.(2)	97,032,185	12.0
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (1)	86,652,752	10.7
BlackRock Inc.	40,736,990	5.1

(1)   These pension funds are controlled by participating employees of the respective companies.

(2)   On March 2, 2016, Tarpon Investimentos S.A. (“TISA”), Tarpon Gestora de Recursos S.A. (“Tarpon Gestora”) and José Carlos Reis de Malgalhāes Neto (collectively with Tarpon Gestora and TISA, “Tarpon”) filed a Report on Schedule 13D/A reporting beneficial ownership of 97,032,185 common shares, representing 12.0% of the outstanding common shares, based on 806,643,545 common shares outstanding as of March 15, 2016.

        Each of TISA, as the holding company controlling Tarpon Gestora; Tarpon Gestora, as the sole investment advisor of the funds; and Mr. Magalhães Neto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the beneficial owner of 97,032,185 common shares, representing 12.0% of our common shares outstanding as of March 15, 2016. Each of them has (1) the shared power to vote or direct the vote and (2) the shared power to dispose or direct the disposition of all of the common shares that each of them may be deemed to beneficially own. Each of them disclaims any beneficial ownership in any of our common shares, except to the extent of their pecuniary interest therein.

Our major shareholders do not have differing voting rights.

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

•         On December 26, 2013, Blackrock, Inc. informed us that its aggregated holdings were reduced to 33,841,894 common shares and 8,643,151ADRs, representing in the aggregate 4.86% of our share capital as of December 26, 2013.

•         On January 28, 2014, Tarpon Gestora de Recursos S.A., in compliance with CVM Instruction No. 358, art. 12, reported that the investment funds and portfolios under its discretionary management acquired additional common shares of BRF, reaching a total of 79,780,190 common shares, representing 9.14% of the total common shares issued by the company.

•         On March 18, 2014, Tarpon Gestora de Recursos S.A, in compliance with CVM Instruction No. 358, art. 12, reported that the number of common shares issued by BRF held by its investment funds and portfolios under discretionary management reached 88,732,385 common shares, representing 10.17% of the total common shares issued by the company.

•         On March 28, 2014, Tarpon Gestora de Recursos S.A. informed us and reported that the number of common shares issued by BRF and ADRs representing common shares held by the investment funds and portfolios under its discretionary management reached 91,529,085, representing 10.49% of the total common shares issued by BRF.

•         On April 15, 2014, BlackRock, Inc., informed us that its aggregate shareholding position had reached 34,540,789 common shares and 9,372,885 ADRs, representing approximately 5.03% of our share capital as of April 15, 2014.

•         On December 19, 2014, Blackrock, Inc. informed us that it had divested common shares issued by BRF and held an overall stake of ADRs, representing approximately 4.98% of our share capital as of December 19, 2014.

•         On February 1, 2016, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI informed us and reported that the number of common shares issued by BRF held by the investment funds and portfolios under its discretionary management reached 87,153,652, representing 9.99% of our share capital as of February 1, 2016.

•         On March 8, 2016, BlackRock, Inc., informed us that its aggregate shareholding position had reached 33,478,602 common shares and 7,258,388 ADRs, representing approximately 5.01% of our share capital as of March 8, 2016.

•         On March 2, 2016, Tarpon filed a Report on Schedule 13D reporting beneficial ownership of 97,032,185 common shares, representing 12.03% of the outstanding common shares on February 29, 2016.

B.                  Related Party Transactions

Intercompany Loans

We have entered into loans agreement with our subsidiaries. Below is a summary of the balances as of December 31, 2015and the rates charged for each transaction:

Counterparty		Currency	As of December 31, 2015	Interest Rate (% p.a.)
Creditor	Debtor		(in millions of Reais)
Sadia Overseas Ltd.	BRF Global GmbH	US$	341.2	7.0%
BRF Global GmbH	BFF International Ltd.	US$	275.7	1.5%
BRF GmbH	BRF Foods GmbH	US$	232.7	1.2%
Sadia International Ltd.	Wellax Food Logistics	US$	221.6	1.5%
Perdigão International Ltd.	BRF Global GmbH	US$	147.0	0.9%
BRF GmbH	BRF Holland B.V.	EUR	96.8	3.0%
BRF GmbH	BRF Foods LLC	US$	74.7	2.5%
BRF Holland B.V.	BRF B.V. (NL)	EUR	49.6	3.0%
Wellax Food Logistics	BRF GmbH	EUR	34.5	1.5%
Perdigão International Ltd.	BRF S.A	US$	29.4	0.8%
BRF Holland B.V.	BRF GmbH	EUR	17.2	1.5%
BRF GmbH	AL Wafi	US$	11.4	1.2%
BRF GmbH	BRF Global GmbH	EUR	9.2	1.5%
BRF GmbH	BRF Singapore	SGD	5.6	1.5%
Perdigão International Ltd.	BRF Foods LLC	US$	4.7	1.0%
BRF Holland B.V.	BRF Wrexam	GBP	3.2	3.0%
BRF GmbH	BRF Foods LLC	US$	2.7	1.6%
Wellax Food Logistics	BRF Foods LLC	US$	2.3	7.0%
BRF Holland B.V.	BRF Iberia	EUR	1.9	3.0%

Consulting Services and Sales of Products

During the year 2015 the Company entered into transactions with companies that are owned by members of its Board of Directors as demonstrated below:

			Amounts of revenues (expenses) (in millions of Reais)
Companies	Type of transactions	Related party	2015
Hortigil Hortifruti S.A. ("Hortigil")	BRF sells products to Hortigil	Manoel Cordeiro Silva Filho	15.2
Instituto de Desenvolvimento Gerencial S.A.("Instituto")	Instituto provided consulting services to BRF	Vicente Falconi Campos	(11.3)

.Arrangements with FAF

The Company leased properties owned by the Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan and Fontana members, some of which are members of our board of directors. For the year ended December 31, 2015, the total amount of rental payments paid to FAF was R$10.1 million. The rent value was set based on market conditions.

Transactions with Sustainability Institutes

We are the guarantors of a loan obtained by the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in Sadia’s integration system, targeting the reduction of greenhouse gases emission. The value of these guarantees on December 31, 2015 totaled R$39.1 million.

We had a liability in the amount of R$8.5 million as of December 31, 2015 related to the fair value of these guarantees (for more details, see “Item 5E – Operating and Financial Review and Prospects – Off-balance Sheet Arrangements”).

In addition, we had, as of December 31, 2015, a liability in the amount of  R$30.6 million within other obligations with this entity in connection with our acquisition of biodigesters from Instituto Sadia de Sustentabilidade.

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

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2015, our provisions for such tax proceedings was R$240.6 million, compared to R$252.4 million as of December 31, 2014.

The tax contingencies classified as probable losses involve the following main legal proceedings:

•         ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording and/or use of amounts paid in respect of the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amount is R$107.7 million as of December 31, 2015 (R$96.3 million as of December 31, 2014).

•         PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other federal taxes, in the amount of R$77.5 million as of December 31, 2015 (R$78.9 million as of December 31, 2014). Although we intend to vigorously defend against these tax assessment notices and related administrative proceedings, we expect that the number of cases and the aggregate amount of possible losses will continue to increase as the tax authorities address later tax years.

•         Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other tax matters in a total amount of R$52.0 million as of December, 31, 2015  (R$54.3 million as of December 31, 2014).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss was classified as “possible” was R$10,569.9 million as of December 31, 2015 (R$8,514.3 million as of December 31, 2014). Of this amount, R$511.4 million as of December 31, 2015 (R$530.1 million as of December 31, 2014) reflected our fair value estimate of contingent tax liabilities relating to our business combination with Sadia, Avex and Danica.

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS tax credits to offset other federal tax liabilities in the amount of R$3,097.2 million as of December 31, 2015 (R$2,572.3 million as of December 31, 2014). The 2015 increase relates to new cases as well as to monetary indexation of existing cases.

•         ICMS: We are involved in a number of disputes related to the ICMS tax: (1) allegedly undue ICMS tax credits generated by tax incentives granted by states of origin (known as the guerra fiscal dispute) in a total amount of R$2,267.7 million as of December 31, 2015 (R$1,963.1 million as of December 31, 2014); (2) the maintenance of ICMS tax credits on the acquisition of staple foods (cesta básica) with a reduced tax burden in a total amount of R$547.6 million as of December 31, 2015 (R$522.0 million as of December 31, 2014), (3) the absence of evidence to prove the balances of exports in the amount of R$324.8 million as of December 31, 2015 (R$45.6 million as of December 31, 2014); and (4) R$ 1,416.9 million as of December 31, 2015 (R$1,007.5 million as of December 31, 2014) related to other tax lawsuits regarding ICMS.

o    With respect to the guerra fiscal (item (1) above), on December 14, 2015, BRF received a tax assessment notice from the State of Paraná, demanding a partial rebate of ICMS credits in the total amount of R$339.6 million for undue credits related to materials used in the production and undue credits over imports.

o    With respect to the cesta básica (item (2) above), in a meeting held on October 16, 2014, the Supreme Court of Brazil ("STF") was favorable to the Tax Authority of the State of Rio Grande do Sul, in the judgment of the extraordinary appeal No.635,688 submitted by the company Santa Lúcia, understanding as improper the integral maintenance of ICMS tax credits on the reduced tax basis of food products that are classified as staple foods in Brazil. The decision applies to all taxpayers; however, there is still a claim for clarification waiting to be judged, requesting more details related to the timing of such decision (previously or only after), which suggests the need to wait for this final decision to recognize the effects on our financial statements.

•         Profits earned abroad: We were assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad in the total amount of R$636.5 million as of December 31, 2015 (R$588.1 million as of December 31, 2014). We have presented our defense based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation.

•           Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. Also, on February 5, 2015, BRF received a tax assessment notice related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30%  when it incorporated one of the group’s entities during calendar year 2012 in the amount of R$574.7 million as of December 31, 2015. The income tax and social contribution disputes totaled R$1,127.7 million as of December 31, 2015 (R$482.9 million as of December 31, 2014). The increase in the amount related to 2014 is justified by new cases and monetary indexation of existing cases.

•         IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes in the amount of R$453.2 million as of December 31, 2015 (R$546.2 million as of December 31, 2014).

•         IPI premium credits: Our subsidiary Sadia is involved in a judicial dispute related to the alleged undue use of IPI premium credits to offset other federal taxes in the amount of R$464.7 million as of December 31, 2015 (R$420.5 million as of December 31, 2014). We have recorded these credits only based on a final judicial decision.

•         Normative Instruction 86: We were assessed by the Brazilian Internal Revenue Service for a total amount of R$237.4 million as of December 31, 2015 (R$219.4 million as of December 31, 2014) related to a fine for alleged non-compliance in the delivery of magnetic files for the years 2003–2005 to the tax authorities. In October 2013, the case was judged favorably for BRF by the Tax Administrative Appeals Board. In January 2016, the case was judged favorably for BRF by the Superior Chamber of Tax Administrative Appeal Board, which led to the definitive closure of the case.

•         Social security charges: We are involved in disputes related to social security charges allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$194.4 million as of December 31, 2015 (R$113.3 million as of December 31, 2014).

•         Other contingencies: We are involved in other tax contingencies involving a variety of matters, including rural activities, transfer pricing and the basis for calculating social contribution taxes, totaling R$39.0 million as of December 31, 2015 (R$198.0 million as of December 31, 2014).

Additionally, we were included as co-defendant in a tax lawsuit against Huaine Participações Ltda. (a former holding company of Perdigão), claiming our liability for taxes in the amount of R$625.5 million as of December 31, 2015 (R$609.3 million as of December 31, 2014). On February 16, 2012, we received a favorable decision from the Superior Court, which remanded the matter to the lower court. However, on November 17, 2013, the Federal Court judged the lawsuit unfavorably for BRF and has determined that BRF is co-responsible for the tax debt. For this reason, we filed a new appeal to the Superior Court. In 2014, the Federal District Court (TRF-3) sustained BRF’s responsibility for the tax debt. In response, BRF filed a special and extraordinary appeal, which has been awarded suspensive effect, by precautionary measure (case nº. 0000185-28.2014.4.03.0000), which is waiting Superior Court of Justice and Supreme Court decisions. In the tax foreclosure proceeding, BRF had guaranteed the debt, which was accepted by the court, and filed an appeal, which is awaiting first instance judgment. Despite this, our external legal advisors maintain that the risk of loss in this lawsuit is remote.

Social Security Contribution Assessment

On April 1, 2015, the Brazilian Internal Revenue Service (Secretaria da Receita Federal) filed a tax assessment against us in the amount of R$75.9 million (R$82.2 million on December 31, 2015, for which we recorded a provision of R$10.4 million for probable losses). The tax assessment is related to alleged irregularities in (i) our Stock Options Plan, (ii) our Profit Sharing Program and (iii) certain variable compensation to executive and managerial employees in 2011 and 2012. We filed an administrative appeal on May 4, 2015. We received an unfavorable decision and await the decision in the 2nd administrative level. Based on advice from outside counsel, we have classified our risk of loss as possible (with a probable part as stated above).

ICMS Assessment

On March 30, 2015, the São Paulo State Treasury Office (Secretaria de Fazenda do Estado de São Paulo) filed a tax assessment against us in the amount of R$54.4 million (R$59.4 million on December 31, 2015) related to alleged irregularities in the collection of ICMS taxes levied on certain in natura beef transactions carried out in 2012 and 2013. We filed an administrative appeal on April 28, 2015 and await the judicial decision. Based on advice from outside counsel, we have classified our risk of loss as possible.

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

On December 31, 2015, we were involved in 19,830 labor claims in the total amount of R$1.4 billion (amount includes risks deemed “remote”, “possible” and “probable”), compared to R$1.9 billion as of December 31, 2014. These cases are mainly related to overtime, time spent by employees when changing clothes for uniforms, work-related travel time, rest breaks, article 253 of the Labor Code (Consolidation of Labor Laws), illnesses allegedly contracted at work and work accidents. Labor claims are being processed mainly at the Lower Court level and our provisions for “probable” losses from these labor claims are recorded in the amount of R$377.0 million on December 31, 2015, compared to R$330.4 million on December 31, 2014. These provisions were recorded based on our past historical payments and in the opinion of our experts.

Included in these proceedings is a series of lawsuits filed by the Ministry of Federal Work, which related to overtime, mandatory rest breaks and other labor-related issues. Others in the industry have been the subject of similar cases, and we do not believe that these proceedings will have a material adverse effect on us. Of the 67 cases pending, some have no assigned value and the largest has a value of approximately R$26.5 million, which is included in the total amounts disclosed above. We do not agree with the arguments presented by the Ministry of Federal Labor and the decisions of these proceedings. During 2015, we had meetings and hearings with the Federal Public Ministry of Labor, seeking negotiations when we believed they were in our interest.

On October 1, 2014, we entered into a judicial agreement with the Ministry of Labor related to one of these cases to settle throughout the country a claim that the Company was not using the minimum number of young apprentices, as required by law. According to the Judicial Agreement, the Company agreed to donate R$50,000 to a charity and still has five years to hire a number of young apprentices equivalent to 5% of the total number of our production employees instead of 5% of the total number of our employees, as required by law. If the Company reaches the goal within five years, the claim on which the lawsuit was based will be remedied. See “Item 6. Directors, Senior Management and Employees—D. Employees” for information on the breakdown of our workforce by type of employee.

Civil, Commercial and Other Proceedings

As of December 31, 2015, we were defendants in 1,825 civil proceedings amounting to total claims of R$ 1.5 billion. We were defendants in several civil, commercial and others proceedings related to, among other things, traffic accidents, alleged breach of contracts, consumer claims, etc. We have recorded provisions for probable losses in the amount of R$ 65.7 million in connection with our pending civil, commercial and other proceedings as of December 31, 2015. We recorded these provisions based on history of payments and on the opinion of our legal counsels.

On April 27, 2014, we signed a TAC with the Public Prosecutors’ Office of the State of Goiás due to problems with the disposal of solid materials (animal carcasses) of the Rio Verde unit. Because of this, BRF was required to pay a fine of R$1.4 million and to assume other obligations that are still being fulfilled by the Company.

On March 24, 2014, we signed a TAC with the Consumer Protection Agency of the Municipality of Rio de Janeiro (Procon Carioca) due to problems with the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, the Company had to pay a fine of R$150 thousand and assumed other obligations that have already been fulfilled by the Company. On October, 23, 2014, the Consumer Protection Agency of the State of Rio de Janeiro (Procon Estadual) filed a civil action against BRF related to the same problem with the distribution of skimmed milk. This case is still awaiting trial. On December 14, 2009, Sadia filed a liability action for indemnification under Article 159 of the Brazilian Corporation Law against two financial managers based on negligent conduct, bad business judgment or imprudence.  This civil lawsuit is currently in the expert examination phase and was classified with a possible loss prognosis by BRF’s legal counsel. Each of these financial managers filed labor lawsuits against BRF in February 2011. One of the lawsuits is still awaiting trial and the other one was ruled in 2014, sentencing BRF to pay R$98 thousand to the plaintiff, which payment has already been made by us.

On October 19, 2015, Public Prosecutors’ Office of the State of Santa Catarina filed a public civil action against BRF in connection with alleged excess of water in the chicken commercialized by the Company. We have already filed our defense and are awaiting trial.

On December 7, 2015, a city councilor filed a popular action against BRF in connection with alleged irregularities identified on a competitive bid for the supply of school meal to the Municipality of São Paulo. We have already filed our defense and are awaiting trial.

On December 22, 2015, Public Prosecutors’ Office of the State of Pernambuco filed a public civil action against BRF in connection with alleged irregularities identified on dairy products sold by BRF in the past. The judge granted the preliminary injunction requested by the plaintiff, mainly in order to: (i) order BRF to suspend the sale of its products every time the Ministry of Agriculture identifies new irregularities; (ii) make BRF responsible for the burden of proof; (iii) order BRF to provide a public notice of the decision so that consumers possibly affected by the alleged irregularities may join the lawsuit; and (iv) order BRF to publish the preliminary decision in a newspaper of general circulation. We have already prepared an appeal against this preliminary injunction and have also filed our defense to this lawsuit in order to clarify, among other topics, that BRF is not responsible for the production and sale of these products anymore.

 All the class actions abovementioned are at preliminary stages and therefore have been classified with a possible loss prognosis, with no provisions recorded.

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares since 2013 on a per share basis in reais.

Year	Description	Payment Date	Nominal Brazilian Currency per Share	U.S.$ Equivalent per Share at Payment Date
2013	Interest on shareholders’ equity	August 8, 2013	0.41	0.18
2013	Interest on shareholders’ equity	February 14, 2014	0.42	0.18
2014	Interest on shareholders’ equity	August 15, 2014	0.41	0.18
2014	Interest on shareholders’ equity	February 13, 2015	0.43	0.15
2014	Dividends	February 13, 2015	0.10	0.04
2015	Interest on shareholders’ equity	August 14, 2015	0.50	0.14
2015	Interest on shareholders’ equity	February 12, 2016	0.58	0.15
2015	Dividends	February 12, 2016	0.11	0.03
2015	Dividends	April 1, 2016	0.12	0.03

The following table sets forth total dividends and interest on shareholders’ equity paid in each year presented below:

Year	Total Dividends and Interest on Shareholders’ Equity
(in millions of reais)
2013	724.0
2014	824.3
2015	1,088.9

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

ITEM 9.            THE OFFER AND LISTING

A.                  Offer and Listing Details

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE. On March 15, 2016, there were 806,643,545 common shares issued and outstanding (excluding 5,829,701 common shares held in treasury), and there were 104,047,463 ADRs outstanding, representing 12.90% of our outstanding common shares.

Price History of Our Common Shares  and ADRs

The tables below set forth the high and low closing sales prices for our common shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADRs on the NYSE for the periods indicated.

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
	High	Low	High	Low
Year
2011	37.85	24.09	21.42	15.52
2012	42.79	27.74	21.46	13.70
2013	58.96	41.10	26.27	20.37
2014	67.85	40.0	27.19	16.71
2015	71.16	53.23	23.88	13.82

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
	High	Low	High	Low
Quarter
2014
First Quarter	47.50	40.00	20.48	16.71
Second Quarter	53.40	45.45	24.31	20.04
Third Quarter	60.40	52.97	26.94	23.28
Fourth Quarter	67.85	57.14	29.19	21.22

2015
First Quarter	65.65	59.51	23.88	18.82
Second Quarter	67.47	58.55	21.79	19.60
Third Quarter	71.16	63.01	21.83	16.37
Fourth Quarter	70.55	53.23	17.97	13.82

Source: Bloomberg

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
Month	High	Low	High	Low
September 2015	70.65	67.87	18.78	16.37
October 2015	70.55	59.35	17.97	15.15
November 2015	57.41	53.23	15.30	14.07
December 2015	58.37	54.70	15.29	13.82
January 2016	55.25	45.62	13.71	11.24
February 2016	55.50	47.85	14.07	11.92

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

B.                  Memorandum and Articles of Association

Description of Share Capital

Set forth below is a summary of the material terms of provisions of our common shares. This description does not purport to be complete and is qualified in its entirety by reference to our bylaws (filed herewith as Exhibit 1.01), the Brazilian Corporation Law, the rules and regulations of the CVM and the rules of the Novo Mercado. Our Board has approved some amendments to our bylaws subject to approval by the shareholders at the annual meeting to be held on April 7, 2016. We have described some of the proposed amendments below. This description does not purport to be complete and is qualified in its entirety by reference to our new proposed bylaws filed as an exhibit to the Report on Form 6-K filed on March 2, 2016 (File No. 001-15148).

Under the Novo Mercado listing agreement we entered into with the São Paulo Stock Exchange and our bylaws, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in Itajaí, State of Santa Catarina. We are duly registered with Junta Comercial do Estado de Santa Catarina under the number NIRE 42.300.034.240 and with the CVM under No. 01629-2.

On December 31, 2015, our capital subscribed and paid up was R$12,553,417,953.36, which is composed of 872,473,246 book-entry shares of common stock without par value. The new proposed bylaws change the number of common shares to 812,473,246 as a result of the cancellation of 60,000,000 shares approved by our Board of Directors on February 25, 2016. The Board is authorized to increase our capital stock to 1 billion common shares.

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

The new proposed bylaws, in addition to the above, include the processing and sale of food supplements and the provision of services of transport, logistics and distribution of cargo and food in general.

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

The new proposed bylaws, in addition to the above, include the following:

•         the sale of commodities in general; and

•         the provision of services to supply fuel for the Company’s own fleet or outsourced service providers, particularly cargo, transport, logistics and distribution.

The Brazilian Corporation Law forbids us to engage in any business practices inconsistent with our corporate purpose and core business, including the granting of pledges, collateral, endorsement or any guarantees not related to our corporate purpose or contrary to our bylaws, except for those practices already engaged in, and any such practices will be null and void.

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 36 of our current bylaws. Under the new proposed bylaws, this is changed to 33.3% of total shares issued.

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

Meeting of Shareholders

Under the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within four months of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting. The election of our directors typically takes place at the annual shareholders’ meeting, although under Brazilian Corporation Law it may also occur at an extraordinary shareholders’ meeting. Members of the fiscal council (conselho fiscal), if the requisite number of shareholders requests its establishment, may be elected at any shareholders’ meeting.

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

•         approval of stock option plans for our management and employees (and, pursuant to our new proposed bylaws, service providers), as well as of companies directly or indirectly controlled by us;

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

•         authorization to delist from the Novo Mercado and to go private, (pursuant to our new proposed bylaws, shareholder approval will no longer be required in connection with our company going private), as well as to retain a specialized firm to prepare a valuation report with respect to the value of our shares in such circumstances; and

•         authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least a quarter of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are convened to amend our bylaws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding share capital entitled to vote on the first call and any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and blank votes are not counted as shares present in person or represented by proxy. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

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

Elimination of or amendment to limit shareholders’ rights under Article 36 of our current bylaws, which requires any shareholder who becomes the holder of 20% or more of our total capital stock to effect a public tender offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting. The shareholders who approve such elimination or amendment must launch a public tender offer in accordance with the rules established by Article 36 of our current bylaws. Under the new proposed bylaws, this amount is changed to 33.3%.

Notice of Shareholders’ Meetings

Under the Brazilian Corporation Law, notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de Santa Catarina, the official newspaper of the State of Santa Catarina, and in another widely circulated newspaper in the same state, which is currently the Diário Catarinense. We have also published such notices in the Valor Econômico. Subject to approval by the shareholders at the annual meeting to be held on April 7, 2016, in addition to the Diário Oficial do Estado de Santa Catarina, we will publish notices of the shareholders’ meeting and other official documents in Valor Econômico only, and will cease to use Diário Catarinense.

Notices of shareholders’ meetings must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. Under the Brazilian Corporation Law and our bylaws, the first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, under CVM Instruction No. 559 of March 27, 2015, Brazilian issuers of depositary receipts, such as our company, must call their shareholders’ meetings not less than 30 days prior to the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM can become familiar with, and analyze, the proposals to be submitted at the meeting and, if applicable, inform the company, up to the end of the suspension period, about the reasons why it believes that a proposed resolution violates legal or regulatory provisions.

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

Board of Directors

Under our bylaws, our board of directors is composed of nine to eleven members and an equal number of alternates. The members of our board of directors and alternate directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. Our new proposed bylaws do not contemplate alternates to board members. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.

Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules and Arbitration Regulations of the Arbitration Chamber of the São Paulo Stock Exchange.

Pursuant to our bylaws, a shareholder who intends to nominate one or more members of our board of directors, other than the current members of the board of directors, must notify us in writing at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange and (2) through a press release to our shareholders, within not less than three days after receipt of such notification, considering only the days the newspapers generally used by us are published.  Under the new proposed bylaws, this disclosure must be made through a Shareholder Notice, available on the CVM website.

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

The Brazilian Corporation Law sets forth that a cumulative vote system must be made available upon request of shareholders representing at least 10% of our voting share capital. The cumulative vote system entitles each shareholder to as many votes as there are members of the board of directors for each share it holds. Further, shareholders have the right to allocate their votes to one candidate or several. Under CVM Instruction 282, the minimum percentage of voting capital required for the adoption of the cumulative vote system by a publicly held company may be reduced based on its share capital, varying from 5% to 10%. In our case, considering the amount of our share capital, shareholders representing 5% of the voting capital may request the adoption of the cumulative vote system to elect the members of our board of directors. If there is no request for the adoption of the cumulative vote system, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that any minority shareholders that, individually or collectively, hold at least 10% of the common shares have the right to select one director and his or her alternate.

Under our bylaws, if cumulative voting is not requested, the members of our board of directors may decide, by a majority of the members present, to propose a complete list of candidates to replace vacancies. In the event cumulative voting is requested, each candidate from the list proposed by the board of directors will be considered one candidate for the board of directors.

Pursuant to our bylaws, if a shareholder requests the adoption of the cumulative vote system, as provided by Section 14, paragraph one of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange, and (2) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days the newspapers generally used by us are published. Under the new proposed bylaws, this disclosure must be made through a Shareholder Notice, available on the CVM website or in accordance with applicable laws or CVM rules

The shareholders approve the aggregate compensation of the directors, fiscal council members and executive officers for each fiscal year. The board of directors decides the allocation of the compensation among its members, the fiscal council members and the executive officers.

Board of Executive Officers

Our bylaws provide for a board of executive officers composed of at least two and no more than 15 members elected for a period of two years, one of which is the Global Chief Executive Officer, one of which is the Chief Financial Officer and one of which is the Investor Relations Officer. The titles and duties of the remaining executive officers are proposed by the Global Chief Executive Officer to the Board of Directors.

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company.

Fiscal Council

Under the Brazilian Corporation Law, the fiscal council is an auditing body independent from the company’s management. Its main responsibility is to inspect the management actions and audit our consolidated financial statements, reporting its conclusions to the shareholders.

We have a permanent fiscal council composed of three members and an equal number of alternates. The new proposed bylaws state that, if there is a controlling shareholder, then minority shareholders jointly representing 10% or more of the company shares will have the right to elect, in a separate vote, one member of the fiscal council and one alternate.  Under the Novo Mercado rules, the members of the fiscal council must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado Listing Regulations and Arbitration Regulations of the Arbitration Chamber.

Members of the fiscal council may not be members of the board of directors, officers or employees of a controlled company or a company from the same group.  The Brazilian Corporation Law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10% of the average remuneration paid to directors, excluding other benefits.

Statutory Audit Committee

At our shareholders’ meeting held on April 3, 2014, our shareholders approved the establishment of a permanent statutory audit committee comprised of four members, two of whom must be independent members of the board of directors and the other two of whom must be independent external members who are not members of our board of directors or our board of executive officers. The new proposed bylaws contemplate a minimum of three and a maximum of five members, of whom at least one will be an independent director of the Board of Directors. The new proposed bylaws also contemplate that the Board may appoint the members of the statutory audit committee among the members of the fiscal council.  The statutory audit committee is designed to comply with CVM Instruction No. 509/11 of November 16, 2011 and to comply with the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.  See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

Transactions in Which Members of the Board of Directors and Executive Officers Have a Conflict of Interest

Our bylaws contain a specific provision limiting the right of a member of the board of directors to have access to information, participate in the discussions or vote on a proposal, arrangement or contract in which he or she has an interest that conflicts with our interests. In addition, the Brazilian Corporation Law prohibits a member of the board of directors or board of executive officers from intervening in any transaction that conflicts with the interests of the company.

Allocation of Net Income and Distribution of Dividends

Calculation of Distributable Amount

At each annual shareholders’ meeting, our board of executive officers and our board of directors are required to recommend how to allocate our net profits, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

The Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. Our directors’ and executive officers’ participation in our net profits, when allocated, can be in an amount approved at the shareholders’ meeting up to 10% of our net profits in such fiscal year. Under the new proposed bylaws, the shareholders may allocate our net profits at a shareholders meeting as follows: up to 10% to employees and up to the limit established under applicable laws to our directors and executive officers.

Our bylaws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. Under the new proposed bylaws, this amount must be calculated after excluding the allocation of profits to employees, officers and directors. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

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

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve must be approved by company’s shareholders at a shareholders’ meeting and may only be used to increase share capital or to absorb losses, but are not available for distribution. Under the new proposed bylaws, this amount must be calculated after excluding the allocation of profits to employees, officers and directors. At December 31, 2015, we had a legal reserve of R$540.2 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which net profits exceed the sum of (1) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2015, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2015, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for the following additional reserves:

•         Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. Under the new proposed bylaws, this amount must be calculated after excluding the allocation of profits to employees, officers and directors. At December 31, 2015, we had reserves for increases in capital of R$1,898.6 million.

•         Expansion reserves. Under our bylaws, shareholders may decide at a meeting to retain up to 50% of our net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. Under the new proposed bylaws, this amount must be calculated after excluding the allocation of profits to employees, officers and directors. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2015, we had an expansion reserve of R$3,120.8 million.

•         Reserves for tax incentives. Under the Brazilian Corporate Law, shareholders may decide at a meeting to retain a portion of net profits arising from donations on government grants for investment to allocate to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. At December 31, 2015, we had a reserve for tax incentives of R$517.2 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2015, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and donations. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2015, we had a capital reserve of R$7.0 million.

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

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares. The new proposed bylaws provide that each shareholder that becomes a holder of 33.3% or more of our total share capital must immediately issue a press release to disclose that fact and must commence a public tender offer to buy all outstanding shares.  The new proposed bylaws also change the percentages below to 33.3%.

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

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 36 of our current bylaws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail. The new proposed bylaws provide that the price per share in the public tender offer may not be less than the greater of: (a) 140% of  the average trading price during the last 120 trading sessions prior to the date on which the public tender offer became obligatory; and (b) 140% of the average trading price during the last 30 trading days prior to the date on which the public tender offer became obligatory.

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

Going-Private Process

Our shareholders may decide to take us private only if we or our controlling shareholders, as the case may be, conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of the Brazilian Corporation Law and CVM regulations. The minimum price offered for the shares in the public tender offer must correspond to the economic value of such shares, as determined by an appraisal report issued by a specialized firm.

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

If our shareholders determine to take us private and at that time we do not have a controlling shareholder, we must conduct a public tender offer. In this case, subject to applicable regulation, we may only purchase shares from shareholders who have voted in favor of our going private after purchasing all shares from the other shareholders who voted against going private and who have accepted the public tender offer. If, however, we have a controlling shareholder who decides to take us private, such controlling shareholder is required, pursuant to our bylaws, to conduct a public tender offer.

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

If we delist from the Novo Mercado, by deliberation taken at a shareholders’ meeting, our controlling shareholder or group of controlling shareholders, if we have one, must conduct a public tender offer for the acquisition of our outstanding shares.

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

If we do not have a controlling shareholder or group of controlling shareholders, in the event of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such resolution must conduct a public tender offer for the acquisition of our shares in accordance with applicable regulations.

Pursuant to our bylaws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado regulations. In such a case, the chairman of the board of directors must call a shareholders’ meeting within two days of the determination by the São Paulo Stock Exchange in order to replace all members of our board of directors. If the chairman of the board of directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for fixing the non-compliance with the requirements that resulted in the delisting.

Additionally, if we delist from the Novo Mercado (1) as a result of our non-compliance with the Novo Mercado regulations resulting from a decision taken at our shareholders’ meeting, the public tender offer must be conducted by the shareholders who voted in favor of the decision, or (2) as a result of our non-compliance with the Novo Mercado regulations resulting from acts of our management, we must call a shareholder meeting to decide whether we will fix the noncompliance or delist from the Novo Mercado, in which case the shareholders will have to decide who will be responsible for undertaking a public offering in connection with that.

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

Holders of 20% or More of Our Shares

Any person who acquires or becomes a shareholder through an offering for quantities of shares equal to or greater than 20% of the total issued shares should undertake or apply for registration of a takeover bid of all shares of our offering and should comply with CVM rules, the regulations of the São Paulo Stock Exchange, and the provisions of our bylaws. The new proposed bylaws, as stated above, changes this amount to 33.3% of the total of shares

The takeover should be (1) sent immediately to all of our shareholders, (2) put in effect by public auction to be held by São Paulo Stock Exchange and (3) paid immediately in reais. The price for the shares offered may not be less than the greater of (a) the economic value determined by an appraisal report, (b) 135% of the issue price of our shares in any capital increase carried out through public distribution occurring in the 24 months preceding the date on which the takeover is executed, as updated by the IPCA to date of payment, and (c) 135% of the average unit price of the shares of our offering during the 30 days prior to the completion of the takeover on the stock exchange where the bulk of the shares are traded. The new proposed bylaws provide that the price for the shares offered may not be less than the greater of: (a) 140% of  the average trading price during the last 120 trading sessions prior to the date on which the public offer became obligatory; and (iii) 140% of the average trading price during the last 30 trading days prior to the date on which the public offer became obligatory.

For a detailed description of the procedures applicable to takeover bid by increased participation, see our bylaws filed as an exhibit to this Annual Report on Form 20-F and our new proposed bylaws filed as an exhibit to the Report on Form 6-K filed on March 2, 2016 (File No. 001-15148).

Suspension of Rights of Acquiring Shareholder for Violation of Our Bylaws

In the event an acquiring shareholder violates the provisions of our bylaws regarding the need to conduct a public tender offer as a result of a change of control or of the purchase of shares representing 20% or more of our share capital (33.3% under our new proposed bylaws), the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

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

C.                  Material Contracts

BRF has not entered into any material contracts since January 1, 2014.

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

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven (“Tax Haven Residents”). For this purpose, a “tax haven” is a country or location that does not impose income tax, where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on shareholders equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

The Brazilian President enacted the Provisional Measure No. 694/15 to effect the following changes:

•         the maximum TJLP will be 5% (currently this rate is approximately 6.5%); and

•         the withholding tax will rise from 15% to 18% (except for Tax Haven Residents who continue to be subject to 25% withholding tax).

Such Provisional Measure had not been converted into law within the required legal deadlines and therefore had not changed the rules about interest on shareholders’ equity as initially intended.

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

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•         are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder; and

•         are subject to income tax at a rate of 25% when realized by a natural or legal person that is a Tax Haven Resident, whether or not such holder is a Registered Holder.

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

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADRs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2015, and we do not expect to be a PFIC for 2016 or in the future, although we can provide no assurances in this regard.

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

F.                   Dividends and Paying Agents

Not applicable.

G.                  Statement by Experts

Not applicable.

H.                  Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company’s filings are available to the public over the internet at BRF’s web site at http://www. brf-br.com/ir.  Such filings and other information on its website are not incorporated by reference in this Annual Report on Form 20-F. You may request a copy of this filing, and any other report, at no cost, by contacting us at:

Investor Relations Department

BRF S.A.

Rua Hungria, 1400

01455-000 – São Paulo – SP – Brazil

Tel.: +55 11 2322-5398

Fax: +55 11 2322-5740

E-mail: acoes@brf-br.com

I.                    Subsidiary Information

See Note 1.1 to our consolidated financial statements for a description of the Company’s subsidiaries.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks related to potential losses resulting from adverse changes in interest rates, exchange rates and the price of some commodities. We have established policies and procedures to manage our sensitivity to such risks, the so-called Financial Risk Management Policy. These procedures include the monitoring of our level of exposure to each market risk through an analysis based on our balance-sheet exposure combined with an analysis of expected cash flows. We also use derivative financial instruments to mitigate our exposure to these risks, guided by our risk policy under the management of our Financial Risk Management Committee, our board of executive officers and our board of directors. For example, we negotiate long-term contracts with some of our suppliers, especially soybean meal and soybean oil not only for hedging, but also to minimize our operational risk

Our risk management department is responsible for monitoring, evaluating and reporting our financial risk. Our board of directors is responsible for approving our risk policy and periodically evaluating improvements to it, defining the limits of risk tolerance for different types of risks to which we are exposed and defining action plans to align the risks within these limits.  Our Financial Risk Management Committee is in charge of the execution of our risk policy, which includes supervising the risk management process, planning and verifying the impact of the decisions implemented, evaluating and approving hedging alternatives, and monitoring the exposure levels to risks in order to ensure compliance with our risk policy.  Our risk policy defines the risk management strategies to be adopted.  Among other things, our risk policy does not authorize us to engage in leveraged transactions in derivative markets and states that the notional amount of individual hedging transactions must be limited to 2.5% of our shareholders’ equity.

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

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2015. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash and cash equivalents and the amounts of derivative instruments (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2017	2018	2019	2020	Thereafter	Carrying amount	Fair value
Assets - Short/Long-term		7,443.9	793.1	-	-	142.8	-	8,379.7	8,379.7
Fixed rate		5,322.9	-	-	-	-	-	5,322.9	5,322.9
In US dollar	1%	5,128.4	-	-	-	-	-	5,128.4	5,128.4
In Euros		-	-	-	-	-	-	-	-
In Argentine Pesos	29.31%	177.8	-	-	-	-	-	177.8	177.8
Other Currencies	5.24%	16.7	-	-	-	-	-	16.7	16.7
Variable rate		709.4	407.4	-	-	142.8	-	1,259.6	1,259.6
In Reais	99.19% CDI	554.1	337.0	-	-	-	-	891.2	891.2
In Reais	100% SELIC	155.3	70.3	-	-	-	-	225.6	225.6
In Reais	IGPM +12%	-	-	-	-	142.8	-	142.8	142.8
		-	-	-	-	-	-	-	-
Whitout rate		65.3	385.7	-	-	-	-	451.0	451.0
In Reais	-	65.3	385.7	-	-	-	-	451.0	451.0
Whitout rate		1,346.3	-	-	-	-	-	1,346.3	1,346.3
In US dollar	-	1,346.3	-	-	-	-	-	1,346.3	1,346.3
		-	-	-	-	-	-	-	-
Liabilities - Short/Long-term		2.628,2	1,132.5	2,762.0	291.3	800.7	7,564.7	15,179.3	15,179.3
Fixed rate		2,084.9	641.8	562.1	53.6	544.4	7,564.7	11,451.4	11,451.4
In Reais	6.89%	1,335.0	143.0	527.9	30.0	30.0	7.2	2,073.0	2,073.0
In US dollar	4.71%	631.7	440.3	-	-	461.0	5,416.0	6,949.0	6,949.0
In Euros	2.75%	33.8	-	-	-	-	2,105.7	2,139.5	2,139.5
In Argentine Peso	29.42%	84.5	58.4	34.2	23.6	53.4	35.8	289.9	289.9

Variable rate		543.2	490.7	2,199.9	237.7	256.3	0.0	3,727.8	3,727.8
In Reais		127.1	133.3	1,123.5	106.4	256.3	0.0	1,746.6	1,746.6
Index	TJLP+2.37%	88.9	100.0	85.5	65.9	12.2	-	352.6	352.6
Index	IGPM+4.9%	3.3	-	-	-	231.5	0.0	234.8	234.8
Index	96.9% CDI	33.1	-	992.2	-	-	-	1,025.2	1,025.2
In US dollar		416.2	357.4	1,076.4	131.3	-	-	1,981.3	1,981.3
Index	LIBOR+2.36%	405.2	357.9	1,073.3	130.2	-	-	1,966.5	1,966.5
Index	UMBNDES+2.26%	12.6	7.4	3.1	1.1	-	-	24.2	24.2
		-	-	-	-	-	-	-	-
Net		4,815.7	339.4	2,762.0	291.3	657.9	7,564.7	6,799.5	6,799.5

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2015. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2017	2018	2019	2020	Thereafter	Carrying amount	Fair value

US dollar denominated instruments	7,522.5	797.8	1,076.4	131.3	461.0	5,416.0	15,405.0	15,405.0
Assets
Short/Long-term investments	6,474.7	-	-	-	-	-	6,474.7	6,474.7
Average annual interest rate	0.79%	0.0%	0.0%	0.0%	0.0%	0.0%	0.79%
Liabilities
Short/Long-term debt	1,047.9	797.8	1,076.4	131.3	461.0	5,416.0	8,930.3	8,930.3
Average annual interest rate	2.49%	5.13%	2.94%	2.87%	4.82%	4.82%	4.32%	-

Euro denominated instruments	33.8	-	-	-	-	2,105.7	2,139.5	2,139.5
Liabilities
Short/Long-term debt	33.8	-	-	-	-	2,105.7	2,139.5	2,139.5
Average annual interest rate	2.75%	-	-	-	-	2.75%	2.75%	-

Argentine Peso denominated instruments	262.2	58.4	34.2	23.6	53.4	35.8	467.7	467.7
Assets
Short/Long-term investments	177.8	-	-	-	-	-	177.8	177.8
Average annual interest rate	29.31%	-	-	-	-	-	29.31%	-
Liabilities
Short/Long-term debt	84.5	58.4	34.2	23.6	53.4	35.8	289.9	289.9
Average annual interest rate	28.94%	29.61%	29.61%	29.61%	29.61%	29.61%	29.42%	-

Other Currencies denominated instruments	16.7	-	-	-	-	-	16.7	16.7
Assets
Short/Long-term investments	16.7	-	-	-	-	-	16.7	16.7
Average annual interest rate	5.24%	-	-	-	-	-	5.24%	-

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

Exchange / Interest rate derivatives	Short Term	2017	2018	2019	2020	Thereafter	Carrying amount	Fair value
Total Notional	13,633.1	151.8	759.2	55.6	-	-	(527.7)	(527.7)

Cross currency swaps:	969.7	-	250.0	-	-	-	(249.4)	(249.4)
Receive US$/ Pay R$
Notional amount	969.7	-	-	-	-	-	(1.0)	(1.0)
Average annual interest received in US$	1.8%	-	-	-	-	-	-	-
Average annual interest paid in 87.7% of CDI	12.3%	-	-	-	-	-	-	-
Duration	0.9	-	-	-	-	-	-	-

Receive R$/ Pay USD
Notional amount	-	-	250.0	-	-	-	(248.5)	(248.5)
Average annual interest received in R$		-	7.8%	-	-	-	-	-
Average annual interest paid in US$		-	1.6%	-	-	-	-	-
Duration	-	-	2.4	-	-	-	-	-
	-	-	-	-	-	-	-	-
Interest rate swaps:	-	151.8	509.2	55.6	-	-	(80.5)	(80.5)
Receive US$/ Pay US$/	-	-	-	-	-	-	-	-
Notional amount	-	151.8	459.2	55.6	-	-	(78.2)	(78.2)
Average annual interest received in US$	-	3.2%	3.2%	3.2%	-	-	-	-
Average annual interest paid in US$	-	5.8%	5.8%	5.8%	-	-	-	-
Duration	-	2.0	3.0	4.1	-	-	-	-

Receive R$/ Pay R$	-	-	-	-	-	-	-	-
Notional amount	-	-	50.0	-	-	-	(2.3)	(2.3)
Average annual interest received in R$	0.0%	-	7.8%	-	-	-	-	-
Average annual interest paid in 64.8% of CDI	0.0%	-	9.0%	-	-	-	-	-
Duration	-	-	2.4	-	-	-	-	-
	-	-	-	-	-	-	-	-
Non deliverable forward:	1,788.0	-	-	-	-	-	(57.6)	(57.6)
Receive R$/ Pay US$	-	-	-	-	-	-	-	-
Notional amount	171.8	-	-	-	-	-	(17.9)	(17.9)
Average annual interest received in R$	14.4%	-	-	-	-	-	-	-
Average annual interest paid in US$	-	-	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive R$/ Pay Euro	-	-	-	-	-	-	-	-
Notional amount	135.2	-	-	-	-	-	(5.5)	(5.5)
Average annual interest received in R$	12.0%	-	-	-	-	-	-	-
Average annual interest paid in Euro	-	-	-	-	-	-	-	-
Duration	0.3	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive R$/ Pay Pounds	-	-	-	-	-	-	-	-
Notional amount	63.7	-	-	-	-	-	(1.6)	(1.6)
Average annual interest received in R$	15.5%	-	-	-	-	-	-	-
Average annual interest paid in Pounds	-	-	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-	-

Receive R$/ Pay Yen	-	-	-	-	-	-	-	-
Notional amount	429.7	-	-	-	-	-	(40.7)	(40.7)
Average annual interest received in R$	21.4%	-	-	-	-	-	-	-
Average annual interest paid in Yens	-	-	-	-	-	-	-	-
Duration	0.1	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive Euro/ Pay US$	-	-	-	-	-	-	-	-
Notional amount	637.6	-	-	-	-	-	1.3	1.3
Average annual interest received in Euro	0.9%	-	-	-	-	-	-	-
Average annual interest paid in US$	-	-	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive US$/ Pay Pounds	-	-	-	-	-	-	-	-
Notional amount	115.8	-	-	-	-	-	1.1	1.1
Average annual interest received in US$	-0.8%	-	-	-	-	-	-	-
Average annual interest paid in Pounds	-	-	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive US$/ Pay R$	-	-	-	-	-	-	-	-
Notional amount	195.2	-	-	-	-	-	(2.3)	(2.3)
Average annual interest received in US$	-	-	-	-	-	-	-	-
Average annual interest paid in R$	14.9%	-	-	-	-	-	-	-
Duration	0.1	-	-	-	-	-	-	-

Receive US$/ Pay Argentine Pesos	-	-	-	-	-	-	-	-
Notional amount	39.0	-	-	-	-	-	8.0	8.0
Average annual interest received in US$	-	-	-	-	-	-	-	-
Average annual interest paid in Argentine Pesos	43.9%	-	-	-	-	-	-	-
Duration	0.3	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Currency forward:	723.5	-	-	-	-	-	(33.8)	(33.8)
Receive R$/ Pay US$	-	-	-	-	-	-	-	-
Notional amount	723.5	-	-	-	-	-	(33.8)	(33.8)
Average annual interest received in R$	12.2%	-	-	-	-	-	-	-
Average annual interest paid in US$	-	-	-	-	-	-	-	-
Duration	0.4	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Foreign Exchange Options:	9,410.1	-	-	-	-	-	(121.0)	(121.0)

Notional amount US$	9,348.1	-	-	-	-	-	(124.5)	(124.5)
Duration	0.4	-	-	-	-	-	-	-

Notional amount Euro	62.0	-	-	-	-	-	3.5	3.5
Duration	0.2	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Foreign Exchange Futures:	741.8	-	-	-	-	-	14.6	14.6
	-	-	-	-	-	-	-	-
Notional amount	741.8	-	-	-	-	-	14.6	14.6
Duration	0.1	-	-	-	-	-	-	-

The table below provides further detail on our foreign currency-denominated assets and liabilities as of the dates indicated below:

	As of December 31,
	2015	2014
	(in millions of reais)
Cash and cash equivalents and marketable securities	5,322.9	4,551.2
Trade accounts receivable – third parties	2,146.0	1,693.3
Trade accounts receivable – affiliates	250.8	1.3
Restricted Cash	1,346.3	-
U.S. dollar futures	741.9	252.3
Embedded derivative	-	1,853.4
Inventory	0.2	21.1
Exchange rate contracts (Swaps)	968.8	(4.6)
Loans and financing	(11,359.7)	(7,596.2)
Bonds designated as hedge accounting instruments	1,171.4	796.9
Prepayment exports designated as hedge accounting instruments	1,171.4	796.9
Trade accounts payable	(1,496.8)	(794.8)
Supply chain finance Other operating assets and liabilities, net	(489.0) (232.1)	(162.4) 97.6
	(457.9)	1,506.0
	-
Foreign exchange exposure in U.S.$.	(117.3)	567.0

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

The table below presents a sensitivity analysis relating to our foreign exchange risk that considers five scenarios in the next twelve months for the variations in exchange rates between the real and the U.S. dollar, the real and the euro, and the real and the pound sterling.  We have adopted what we believe is the most likely scenario shown in the table. The total of export sales analyzed corresponds to the total of derivative financial instruments plus the amortization flow under export prepayment facilities designated as hedge accounting instruments.

		3.9048	3.5143	2.9286	4.8810	5.8572
Exchange Rate - Brazilian Reais x U.S. Dollar		Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	(13.7)	3.5	29.2	(56.7)	(99.6)
Currency forward	Devaluation of R$	7.5	86.0	203.7	(188.7)	(384.9)
Options - foreign currencies	Devaluation of R$	-	295.2	1,013.9	647.6	1,786.8
Prepayment export facilities (1)	Devaluation of R$	(637.6)	(520.4)	(344.7)	(930.4)	(1,223.2)
Bonds	Devaluation of R$	(562.4)	(445.3)	(269.5)	(855.3)	(1,148.2)
Swaps	Devaluation of R$	(231.4)	(183.2)	(111.0)	(351.7)	(472.0)
Exports(2)	Appreciation of R$	6.2	(384.7)	(1,246.9)	(402.2)	(1,302.3)
Non designated as hedge accounting
Non-deliverable forward	Appreciation of R$	(8.1)	(27.6)	(56.9)	40.7	89.5
U.S. dollar futures - BMF	Devaluation of R$	(0.9)	73.2	184.6	(186.4)	(371.9)
Net effect		(1,440.4)	(1,103.3)	(597.6)	(2,283.1)	(3,125.8)
Shareholders' equity		(1,431.4)	(1,149.0)	(725.3)	(2,137.4)	(2,843.5)
Statement of income		(9.0)	45.7	127.7	(145.7)	(282.3)

		4.2504	3.8254	3.1878	5.3130	6.3756
Exchange Rate - Brazilian Reais x Euro		Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	1.1	14.6	34.9	(32.7)	(66.5)
Options - foreign currencies	Devaluation of R$	3.8	17.0	36.8	10.5	43.4
Exports(2)	Appreciation of R$	(4.9)	(31.6)	(71.7)	22.2	23.1
Non designated as hedge accounting
Non-deliverable forward	Devaluation of R$	1.2	(62.5)	(158.2)	160.6	320.0
Net effect		1.2	(62,5)	(158.2)	160.6	320.0
Shareholders' equity		-	-	-	-	-
Statement of income		1.2	(62.5)	(158.2)	160.6	320.0

		5.7881	5.2093	4.3411	7.2351	8.6822
Exchange Rate - Brazilian Reais x Pound		Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	0.5	6.9	16.4	(15.4)	(31.3)
Exports(2)	Appreciation of R$	(0.5)	(6.9)	(16.4)	15.4	31.3
Non designated as hedge accounting
Non-deliverable forward	Devaluation of R$	(0.4)	(12.0)	(29.4)	28.5	57.5
Net effect		(0.4)	(12.0)	(29.4)	28.5	57.5
Shareholders' equity		-	-	-	-	-
Statement of income		(0.4)	(12.0)	(29.4)	28.5	57.5

		0.0324	0.0292	0.0243	0.0405	0.0486
Exchange Rate - Brazilian Reais x Yen		Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)

Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	(34.3)	(12.2)	20.8	(89.4)	(144.6)
Exports(2)	Appreciation of R$	34.3	12.2	(20.8)	89.4	144.6
Non designated as hedge accounting
Non-deliverable forward	Devaluation of R$	3.0	24.0	55.3	(49.3)	(101.6)
Net effect		3.0	24.0	55.3	(49.3)	(101.6)
Shareholders' equity		-	-	-	-	-
Statement of income		3.0	24.0	55.3	(49.3)	(101.6)

		142.80	128.52	107.10	178.50	214.20
Corn CBOT - US$/Ton		Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	(probable)	(10% devaluation)	(25% devaluation)	(25% appreciation)	(50% appreciation)

Designated as hedge accounting
Non-deliverable forward	Appreciation of US$/Ton	(11.7)	(47.1)	(100.0)	76.6	164.9
Non designated as hedge accounting
Non-deliverable forward	Appreciation of US$/Ton	2.9	6.0	10.5	(4.7)	(12.4)
Net effect		(8.8)	(41.1)	(89.5)	71.9	152.5
Shareholders' equity		(11.7)	(47.1)	(100.0)	76.6	164.9
Statement of income		2.9	6.0	10.5	(4.7)	(12.4)

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

Our risk policy provides guidelines to hedging against increases in the price of corn and soy meal. In 2015, we used derivative instruments such as corn futures in addition to inventory management for this purpose.

The table below presents the notional amounts of our derivative financial instruments under which we have exposure in the corn price:

Commodities derivatives	Short Term	2017	2018	2019	2020	Thereafter	Carrying amount	Fair value
Corn Futures:	688.3	-	-	-	-	-	(9.5)	(9.5)
Receive Corn/ Pay US$	-	-	-	-	-	-	-	-
Notional amount (US$/Ton)	633.6	-	-	-	-	-	(11.7)	(11.7)
Duration	0.2	-	-	-	-	-	-	-
Receive US$/ Pay Corn	-	-	-	-	-	-	-	-
Notional amount (US$/Ton)	54.8	-	-	-	-	-	2.2	2.2
Duration	0.5	-	-	-	-	-	-	-

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

D.                  American Depositary Shares

The following table sets for the fees and charges that a holder of ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of November 2, 2011 (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary, in connection with our ADR program:

Fees and Reimbursement Provisions
Rates and Fees	Service
1. US$0.05 (or less) per ADR	Issuance of ADRs, including issuances resulting from a distribution of shares, rights or other property; and
Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates.
2. US$0.02 (or less) per ADR	Any cash distribution to ADR holders.
3. US$0.02 (or less) per ADRs per calendar year	Depositary services.
4. A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR holders.
5. Registration or transfer fees	Transfer and registration of shares on BRF’s share registry to or from the name of the Depositary or its agent when you deposit or withdraw shares.
6. Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and
Converting foreign currency to U.S. dollars.
7. Taxes and other governmental charges the Depositary or the Custodian may have to pay on any ADR or share underlying an ADR	As necessary.
8. Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary.

The fee and reimbursement provisions described in rows three and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions.

For the year ended December 31, 2015, pursuant to a letter agreement between BRF and the depositary, the depositary reimbursed us for fees, expenses and related taxes in the amount of US$2.4 million.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation and subject to the paragraph below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective at the reasonable assurance level.

We acquired BRF Invicta Ltd. (“BRF Invicta”) on April 22, 2015. Management excluded this company’s disclosure controls and procedures from its evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015. BRF Invicta had total assets and net assets of R$720.5 million and  R$494.8 million, respectively, as of December 31, 2015 and R$773.5 million and R$32.5 million of revenues and net income, respectively, for the year ended December 31, 2015. These amounts were included in our consolidated financial statements for the year ended December 31, 2015.

B.                  Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the 2013 criteria in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2015, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

We acquired BRF Invicta on April 22, 2015. Management excluded this company’s internal controls over financial reporting from its assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2015. BRF Invicta had total assets and net assets of R$720.5 million and  R$494.8 million, respectively, as of December 31, 2015 and R$773.5 million and R$32.5 million of revenues and net income, respectively, for the year ended December 31, 2015. These amounts were included in our consolidated financial statements for the year ended December 31, 2015.

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

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.     CODE OF ETHICS

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar requirement under Brazilian law, and we have adopted a code of ethics that applies to our directors, officers and employees.

Our code of ethics, as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website www.brf-br.com/ir. Information on our website is not incorporated by reference in this form. Copies of our Code of Business Conduct and Ethics are also available without charge upon request to our Investor Relations Office.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website.  During the year ended December 31, 2015, no such amendment was made or waiver granted.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

  The following table sets forth the fees billed to BRF by its independent auditors responsible for auditing the financial statements included in the Annual Report on Form 20-F, which was Ernst & Young Auditores Independentes S.S. for the fiscal years ended December 31, 2015 and 2014. No payments of consultancy fees were made to the independent auditors during 2015 and 2014. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Statutory Audit Committee approvals and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

Aggregate fees for professional services rendered to us by Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2014 and 2015 were:

	Year Ended December 31,
	2015	2014
	(in thousands of reais)
Audit fees	8,616.7	5,083.2
Audit-related fees	2,106.5	1,478.7
Tax fees	72.8	619.0
All other fees	-	1,615.0
Total fees	10,796.0	8,795.9

Audit fees in the above table are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.

Audit-related fees in the above table refer to services relating to a bond offering in 2015, issuance of audit reports in connection with the merger/corporate restructuring of our subsidiaries in Argentina, issuance of book value appraisal reports required in connection with the discontinued operations of our dairy segment, agreed upon procedures, financial due diligence and SOX core training.

Tax fees in the above table are fees billed relating to tax due diligence.

There were no other fees in 2015. All other fees in 2014 refer to providing assistance to the Company in its review of such chain process.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes provided to the statutory audit committee under the Company’s bylaws to the extent permitted by Brazilian law, the Company believes that its corporate governance system, taken as a whole, is fully equivalent to a system having an audit committee functioning as a committee of its board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law.

The Company also has a permanent Fiscal Council.  However, as of April 3, 2014, the Company no longer relies on the Fiscal Council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.    CORPORATE GOVERNANCE

We adopt corporate governance practices for a continual process of organizational improvement aimed at greater transparency, liquidity and return for our investors.

We were the first company in the food sector to list on BM&FBOVESPA’s Novo Mercado (2006), which requires us to comply with stringent listing regulations, including, among them, diffused control, protection mechanisms and equality of rights. In addition, the Company has adhered to Level A of the Global Reporting Initiative guidelines for the publication of its annual reports under Brazilian law.

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

We are permitted to follow practices in Brazil in lieu of the provisions of the NYSE Listed Company Manual, except that we are required to have a qualifying audit committee under Section 303A.06 of the Rules or avail ourselves of an appropriate exemption. As a foreign private issuer, we have established a statutory audit committee in order to avail ourselves of an exemption from the listing standards for audit committees. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Audit Committee.” In addition, our chief executive officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Listed Company Manual.  We are also required under Section 303A.12(c) of the NYSE Listed Company Manual to submit an annual written affirmation of compliance with applicable provisions of the rules and, under certain circumstances, an interim written affirmation.

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

Separate Meetings of Non-Management Directors

Under NYSE Rule 303A.03, the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management. In addition, if a listed company chooses to hold regular meetings of all non-management directors, such listed company should hold an executive session including only independent directors at least once a year. We do not have a similar requirement under Brazilian practice, but in any event, all members of our board are non-executive directors. However, our independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

Under NYSE Rule 303A.04, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law. However, we have a Finance, Governance and Sustainability Committee composed mostly of independent members according to Novo Mercado rules.

Compensation Committee

NYSE Rule 303A.05 requires each U.S. listed company to have a compensation committee composed entirely of independent directors and contain more specific guidance regarding the independence standards for those directors. Listed companies must grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser and to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company. In addition, the compensation committee must assess the independence of any compensation adviser, subject to certain exceptions.

We are not required to have such a committee or to comply with similar requirements under Brazilian rules. However, we have established the People, Organization and Culture Committee, which is responsible for advising the board of directors in setting compensation policies and the compensation of executives and employees, provides support to the executive officers in the assessment, selection and development of top leadership, advises the board of directors in the formulation and practice of BRF culture to monitor and encourage proper behavior of leaders, and proposes actions to align the expectations of shareholders and executives. This committee is not equivalent of, or wholly comparable to, a U.S. compensation committee. In accordance with Brazilian Corporation Law, our shareholders approve the aggregate compensation of the members of our board of directors, statutory audit committee and fiscal council  for each fiscal year. Our board of directors then decides the allocation of the compensation among its members and the members of the statutory audit committee and the fiscal council. In addition, our board of directors is directly responsible for employee and executive compensation and recruitment, incentive compensation and related matters.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303A.06(c), the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have established the statutory audit committee as approved at the Annual and Extraordinary General Meeting of April 3, 2014. Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

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

BRF S.A.

By: /s/ Pedro de Andrade Faria

Name:    Pedro de Andrade Faria

Title:       Global Chief Executive Officer

By: /s/ José Alexandre Carneiro Borges

Name:    José Alexandre Carneiro Borges

Title:       Chief Financial and Investor Relations Officer

Date: April 4, 2016

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

4.03

Stock Options Grant Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders meeting held on April 8, 2015 (incorporated by reference to Annex I to the Report on Form 6-K, filed April 10, 2015, SEC File No. 001-15148).

4.04

Restricted Stocks Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders meeting held on April 8, 2015 (incorporated by reference to Annex II to the Report on Form 6-K, filed April 10, 2015, SEC File No. 001-15148).

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

BRF S.A.

We have audited BRF S.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). BRF S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BRF Invicta Ltd., which is included in the 2015 consolidated financial statements of BRF S.A. and constituted R$720.5 million and R$494.8 million of total and net assets, respectively, as of December 31, 2015 and R$773.5 million and R$32.5 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of BRF S.A. also did not include an evaluation of the internal control over financial reporting of BRF Invicta Ltd..

In our opinion, BRF S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BRF S.A. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity  and cash flows for each of the three years in the period ended December 31, 2015 of BRF S.A. and our report dated March 31, 2016 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

March 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BRF S.A.

We have audited the accompanying consolidated balance sheets of BRF S.A. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRF S.A. at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards – IFRS as issued by International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BRF S.A.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2016 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

March 31, 2016

BRF S.A. CONSOLIDATED BALANCE SHEETS December 31, 2015 and 2014 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

ASSETS	Note	12.31.15	12.31.14
CURRENT ASSETS
Cash and cash equivalents	7	5,362.9	6,006.9
Marketable securities	8	734.7	587.5
Trade accounts receivable, net	9	3,876.3	3,046.9
Notes receivable	9	303.7	215.1
Inventories	10	4,032.9	2,941.4
Biological assets	11	1,329.9	1,130.6
Recoverable taxes	12	1,231.8	1,009.1
Other financial assets	23	129.4	43.1
Restricted cash	16	1,346.3	-
Other current assets		799.8	549.7
		19,147.7	15,530.3

Assets of discontinued operations and held for sale	13	32.4	1,958.0
Total current assets		19,180.1	17,488.3

NON-CURRENT ASSETS
Marketable securities	8	456.0	62.1
Trade accounts receivable, net	9	4.1	7.7
Notes receivable	9	230.8	361.7
Recoverable taxes	12	968.7	912.1
Deferred income taxes	14	1,256.0	714.0
Judicial deposits	15	732.1	615.7
Biological assets	11	761.0	683.2
Restricted cash	16	479.8	115.2
Other non-current assets		206.8	317.4
Investments in associates and joint ventures	17	185.9	438.4
Property, plant and equipment, net	18	10,915.8	10,059.3
Intangible assets	19	5,010.9	4,328.6
Total non-current assets		21,207.9	18,615.4

TOTAL ASSETS		40,388.0	36,103.7

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED BALANCE SHEETS December 31, 2015 and 2014 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

LIABILITIES	Note	12.31.15	12.31.14
CURRENT LIABILITIES
Short-term debt	20	2,628.2	2,738.9
Trade accounts payable	21	4,745.0	3,522.2
Supply chain finance	22	1,174.6	455.1
Payroll and related charges		477.9	427.1
Tax payable		353.3	299.9
Interest on shareholders' equity	28	518.5	430.9
Employee and management profit sharing		296.3	395.8
Other financial liabilities	23	666.6	257.4
Provision for tax, civil and labor risks	27	231.4	243.0
Pension and other post-employment plans	26	67.3	56.1
Other current liabilities		462.1	234.4
		11,621.2	9,060.8
Liabilities of discontinued operations	13	-	508.3
Total current liabilities		11,621.2	9,569.1

NON-CURRENT LIABILITIES
Long-term debt	20	12,551.1	8,850.4
Tax payable		26.0	25.9
Provision for tax, civil and labor risks	27	974.5	942.8
Deferred income taxes	14	188.3	90.2
Pension and other post-employment plans	26	231.8	258.0
Other non-current liabilities		959.1	677.4
Total non-current liabilities		14,930.8	10,844.7

SHAREHOLDERS' EQUITY	28
Capital		12,460.5	12,460.5
Capital reserves		7.0	109.4
Income reserves		6,076.8	3,945.8
Treasury shares		(3,947.9)	(304.9)
Other comprehensive loss		(1,079.5)	(620.4)
Equity attributable to interest of controlling shareholders		13,516.9	15,590.4
Equity attributable to non-controlling interest		319.1	99.5
Total shareholders' equity		13,836.0	15,689.9

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		40,388.0	36,103.7

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2015, 2014 and 2013 (Amounts expressed in millions of Brazilian Reais, except earnings per share and share data)

	Note	12.31.15	12.31.14	12.31.13
CONTINUING OPERATIONS
NET SALES	32	32,196.6	29,006.8	27,787.5
Cost of sales	36	(22,107.7)	(20,497.4)	(20,877.6)
GROSS PROFIT		10,088.9	8,509.4	6,909.9
OPERATING INCOME (EXPENSES)
Selling expenses	36	(4,805.9)	(4,216.5)	(4,141.0)
General and administrative expenses	36	(506.1)	(402.1)	(427.3)
Other operating expenses, net	34	(444.7)	(438.1)	(458.1)
Income (loss) from associates and joint ventures	17	(103.8)	25.6	12.9
OPERATING INCOME		4,228.4	3,478.3	1,896.4
Financial expenses	35	(5,025.5)	(2,571.5)	(1,564.8)
Financial income	35	3,355.3	1,580.8	817.3
INCOME BEFORE TAXES		2,558.2	2,487.6	1,148.8
Current income tax	14	(17.1)	(117.4)	(13.1)
Deferred income tax	14	406.6	(235.2)	(116.0)
INCOME FROM CONTINUING OPERATIONS		2,947.7	2,135.0	1,019.7

INCOME FROM DISCONTINUED OPERATIONS	13	183.1	89.8	47.2
NET PROFIT		3,130.8	2,224.8	1,066.8

Attributable to
Controlling shareholders		3,111.2	2,225.0	1,062.4
Non-controlling interest		19.6	(0.2)	4.4
		3,130.8	2,224.8	1,066.8
EARNINGS PER SHARE
Weighted average shares outstanding - basic		842,000,012	870,412,068	870,534,511
Earnings per share - basic	29	3.71836	2.55612	1.22550
Weighted average shares outstanding - diluted		842,401,821	870,823,890	871,441,705
Earnings per share - diluted	29	3.71659	2.55491	1.22422

EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic		842,000,012	870,412,068	870,534,511
Earnings per share - basic	29	3.50091	2.45292	1.17130
Weighted average shares outstanding - diluted		842,401,821	870,823,890	871,441,705
Earning per share - diluted	29	3.49924	2.45176	1.17008

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Years ended December 31, 2015, 2014 and 2013 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Note	12.31.15	12.31.14	12.31.13
Net profit		3,130.9	2,224.8	1,066.8
Other comprehensive income
Gain (loss) on foreign currency translation adjustments		184.9	(120.3)	(41.3)
Unrealized gains (losses) on available for sale securities		10.6	(11.9)	(23.8)
Taxes on unrealized gains (losses) on available for sale securities		(1.8)	-	0.1
Unrealized losses on cash flow hedge	4.3	(1,020.8)	(162.8)	(260.0)
Taxes on unrealized losses on cash flow hedge	4.3	346.4	55.8	94.3
Other comprehensive income to be reclassified to the income statement in subsequent periods		(480.7)	(239.2)	(230.7)
Actuarial gains on pension and post-employment plans		48.6	8.7	34.3
Taxes on realized gains on pension and post-employment plans		(16.5)	(3.0)	(11.6)
Other comprehensive income that is not reclassified to income statement		32.1	5.7	22.7
Total comprehensive income		2,682.2	1,991.3	858.8
Attributable to
Controlling shareholders		2,662.5	1,991.5	854.4
Non-controlling interest		19.7	(0.2)	4.4
		2,682.2	1,991.3	858.8

See accompanying notes to the consolidated financial statements

BRF S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, except Dividend and Interest on shareholders’ interest)

	Attributable to interest of controlling shareholders
		Capital reserves		Income reserves					Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for retained profit	Reserve for income retention	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Losses on cash flow hedge	Actuarial gains (losses)	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity
BALANCES AT DECEMBER 31, 2012	12,460.5	69.9	(51.9)	220.2	1,216.0	700.9	13.1	124.0	9.0	18.4	(175.9)	(52.4)	-	14,551.7	37.5	14,589.2
Comprehensive income
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	-	(41.3)	-	-	-	-	(41.3)	-	(41.3)
Unrealized loss on available for sale marketable securities	-	-	-	-	-	-	-	-	-	(23.6)	-	-	-	(23.6)	-	(23.6)
Unrealized loss on cash flow hedge	-	-	-	-	-	-	-	-	-	-	(165.8)	-	-	(165.8)	-	(165.8)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	78.1	(55.4)	22.6	-	22.6
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	-	1,062.4	1,062.4	4.4	1,066.8
SUB-TOTAL COMPREHENSIVE INCOME									(41.3)	(23.6)	(165.8)	78.1	1,007.0	854.4	4.4	858.8
Appropriation of income (loss)
Dividends - R$0,05171974 per outstanding share at the end of the year	-	-	-	-	(45.3)	-	-	-	-	-	-	-	-	(45.3)	-	(45.3)
Interest on shareholders' equity - R$0.83154173 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(724.0)	(724.0)	-	(724.0)
Legal reserve	-	-	-	53.1	-	-	-	-	-	-	-	-	(53.1)	-	-	-
Reserve for capital increase	-	-	-	-	-	121.8	-	-	-	-	-	-	(121.8)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	121.2	-	-	-	-	(121.2)	-	-	-
Reserve for income retention	-	-	-	-	-	-	(13.1)	-	-	-	-	-	13.1	-	-	-
Share-based payments	-	26.8	-	-	-	-	-	-	-	-	-	-	-	26.8	-	26.8
Gains on treasury shares sold	-	17.1	-	-	-	-	-	-	-	-	-	-	-	17.1	-	17.1
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(0.8)	(0.8)
Treasury shares acquired	-	-	(78.6)	-	-	-	-	-	-	-	-	-	-	(78.6)	-	(78.6)
Treasury shares sold	-	-	53.1	-	-	-	-	-	-	-	-	-	-	53.1	-	53.2
BALANCES AT DECEMBER 31, 2013	12,460.5	113.8	(77.4)	273.4	1,170.7	822.7	-	245.2	(32.3)	(5.3)	(341.7)	25.7	-	14,655.1	41.1	14,696.2
Comprehensive income
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	-	(120.3)	-	-	-	-	(120.3)	-	(120.3)
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	-	-	-	(11.9)	-	-	-	(11.9)	-	(11.9)
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	-	(107.0)	-	-	(107.0)	-	(107.0)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(27.4)	33.2	5.8	-	5.8
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	-	2,225.0	2,225.0	(0.2)	2,224.8
SUB-TOTAL COMPREHENSIVE INCOME									(120.3)	(11.9)	(107.0)	(27.4)	2,258.2	1,991.5	(0.2)	1,991.3
Appropriation of income (loss)
Dividends - R$0.09972393 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(86.5)	(86.5)	-	(86.5)
Interest on shareholders' equity - R$0.84863360 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(737.8)	(737.8)	-	(737.8)
Legal reserve	-	-	-	111.3	-	-	-	-	-	-	-	-	(111.3)	-	-	-
Reserve for expansion	-	-	-	-	730.7	-	-	-	-	-	-	-	(730.7)	-	-	-
Reserve for capital increase	-	-	-	-	-	451.6	-	-	-	-	-	-	(451.6)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	140.4	-	-	-	-	(140.4)	-	-	-
Share-based payments	-	20.7	-	-	-	-	-	-	-	-	-	-	-	20.7	-	20.7
Gains on treasury shares sold	-	(23.7)	-	-	-	-	-	-	-	-	-	-	-	(23.7)	-	(23.7)
Acquisition of non-controlling interest	-	(1.3)	-	-	-	-	-	-	-	-	-	-	-	(1.3)	-	(1.3)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	58.5	58.5
Treasury shares acquired	-	-	(350.9)	-	-	-	-	-	-	-	-	-	-	(350.9)	-	(350.9)
Treasury shares sold	-	-	123.4	-	-	-	-	-	-	-	-	-	-	123.4	-	123.4
BALANCES AT DECEMBER 31, 2014	12,460.5	109.4	(304.9)	384.6	1,901.4	1,274.2	-	385.6	(152.6)	(17.3)	(448.7)	(1.7)	-	15,590.4	99.5	15,689.9

See accompanying notes to the consolidated financial statements.

BRF S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, except Dividend and Interest on shareholders’ interest)

	Attributable to interest of controlling shareholders
		Capital reserves		Income reserves					Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for retained profit	Reserve for income retention	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Losses on cash flow hedge	Actuarial gains (losses)	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity
BALANCES AT DECEMBER 31, 2014	12,460.5	109.4	(304.9)	384.6	1,901.4	1,274.2	-	385.6	(152.6)	(17.3)	(448.7)	(1.7)	-	15,590.4	99.5	15,689.9
Comprehensive income
Gain on foreign currency translation adjustments	-	-	-	-	-	-	-	-	184.9	-	-	-	-	184.9	-	184.9
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	-	-	-	8.8	-	-	-	8.8	-	8.8
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	-	(674.4)	-	-	(674.4)	-	(674.4)
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	21.6	10.5	32.1	-	32.1
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	-	3,111.2	3,111.2	19.7	3,130.9
SUB-TOTAL COMPREHENSIVE INCOME									184.9	8.8	(674.4)	21.6	3,121.7	2,662.5	19.7	2,682.2
Appropriation of income (loss)
Dividends - R$0.112896461 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(91.4)	(91.4)	-	(91.4)
Interest on shareholders' equity - R$1.086894475 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	-	-	-	(899.3)	(899.3)	-	(899.3)
Legal reserve	-	-	-	155.6	-	-	-	-	-	-	-	-	(155.6)	-	-	-
Reserve for expansion	-	-	-	-	1,219.4	-	-	-	-	-	-	-	(1,219.4)	-	-	-
Reserve for capital increase	-	-	-	-	-	624.3	-	-	-	-	-	-	(624.3)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	131.7	-	-	-	-	(131.7)	-	-	-
Share-based payments	-	67.4	-	-	-	-	-	-	-	-	-	-	-	67.4	-	67.4
Gains on shares sold	-	(40.3)	-	-	-	-	-	-	-	-	-	-	-	(40.3)	-	(40.3)
Gain on the transfer of shares in Invita's business combination (note 6.1.1)	-	111.2	-	-	-	-	-	-	-	-	-	-	-	111.2	-	111.2
Acquisition of non-controlling interest	-	(240.9)	-	-	-	-	-	-	-	-	-	-	-	(240.9)	-	(240.9)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	199.9	199.9
Treasury shares acquired	-	-	(3,765.8)	-	-	-	-	-	-	-	-	-	-	(3,765.8)	-	(3,765.8)
Treasury shares sold	-	-	122.7	-	-	-	-	-	-	-	-	-	-	122.7	-	122.7
BALANCES AT DECEMBER 31, 2015	12,460.5	7.0	(3,947.9)	540.2	3,120.8	1,898.6	-	517.2	32.3	(8.5)	(1,123.2)	19.9	-	13,516.8	319.1	13,836.0

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2015, 2014 and 2013 (Amounts expressed in thousands of Brazilian Reais, unless otherwise stated)

	12.31.15	12.31.14	12.31.13
OPERATING ACTIVITIES
Net profit	2,928.1	2,135.2	1,015.3
Adjustments to reconcile net profit to net cash provided by operating activities
Non-controlling interest	19.7	(0.2)	4.4
Depreciation and amortization	771.6	704.2	641.5
Depreciation and depletion of biological assets	545.0	526.2	475.9
Income (loss) from associates and joint ventures	103.8	(25.6)	(12.9)
Gain on business combination	-	(25.0)	-
Gain in the Minerva investment (note 34)	(125.7)	(179.3)	-
(Gain) loss on disposals of property, plant and equipment	16.4	(111.4)	(85.2)
Deferred income tax	(406.6)	235.2	116.0
Provision for tax, civil and labor risks	98.9	306.6	314.8
Other provisions	345.1	70.3	(60.2)
Exchange rate variations and interest	2,853.9	1,173.8	1,253.2
Changes in operating assets and liabilities
Investments in trading securities	(1,023.7)	(295.4)	-
Redemptions of trading securities	900.0	218.9	118.1
Interest received	13.2	-	-
Trade accounts receivable	(1,112.5)	459.2	(188.3)
Inventories	(1,066.2)	369.2	(110.6)
Biological assets - current assets	(199.3)	75.3	165.1
Other financial assets and liabilities	(687.4)	(284.5)	(158.4)
Trade accounts payable	882.2	202.9	(64.7)
Supply chain finance	719.5	-	466.8
Payment of tax, civil and labor provisions	(194.4)	(259.4)	(284.8)
Interest paid	(693.9)	(618.7)	(568.4)
Payment of income taxes	(6.9)	(5.6)	(2.3)
Interest on shareholders' equity received	15.9	54.7	22.3
Other operating assets and liabilities	(562.5)	115.0	155.6
Net cash provided by operating activities from continuing operations	4,134.2	4,841.6	3,213.2
Net cash provided by operating activities from discontinued operations	2.4	160.2	105.5
Net cash provided by operating activities	4,136.6	5,001.8	3,318.7

INVESTING ACTIVITIES
Investments in held to maturity securities	-	-	(315.0)
Redemptions of held to maturity securities	-	-	429.2
Investments in available for sale securities	(58.9)	(43.9)	(144.9)
Redemptions of available for sale securities	130.3	43.4	156.2
Investments in restricted cash	(1,710.9)	(16.0)	(6.2)
Business combination, net of cash acquired	(90.9)	(372.8)	-
Investments in associates and joint ventures	(61.6)	(54.8)	(73.0)
Acquisition of property, plant and equipment	(1,296.7)	(1,021.0)	(1,180.6)
Acquisition of biological assets - non-current assets	(589.4)	(517.5)	(501.8)
Proceeds from disposals of property, plant and equipment	252.3	170.6	265.8
Additions to intangible assets	(205.4)	(50.4)	(54.6)
Cash received on the disposal of the discontinued operations, net of transferred cash	1,957.2	-	-
Net cash used in investing activities from continuing operations	(1,674.0)	(1,862.4)	(1,424.9)
Net cash used in Investing activities from discontinued operations	(12.3)	(51.2)	(87.7)
Net cash used in investing activities	(1,686.3)	(1,913.6)	(1,512.6)

FINANCING ACTIVITIES
Proceeds from debt issuance	6,290.1	5,116.8	3,744.3
Repayment of debt	(6,031.5)	(4,707.8)	(3,897.0)
Treasury shares acquired	(3,765.8)	(350.9)	(78.6)
Treasury shares disposal	82.4	99.8	53.2
Payments of dividends and interest on shareholders' equity	(889.1)	(726.0)	(579.1)
Net cash used in financing activities from continuing operations	(4,313.9)	(568.1)	(757.2)
Net cash provided by financing activities from discontinued operations	20.0	-	-
Net cash used in financing activities	(4,293.9)	(568.1)	(757.2)
EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	1,199.5	359.1	148.2
Net increase (decrease) in cash	(644.1)	2,879.2	1,197.0
Cash at the beginning of the year	6,006.9	3,127.7	1,930.7
Cash at the end of the year	5,362.9	6,006.9	3,127.7

See accompanying notes to the consolidated financial statements.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.            COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is one of Brazil’s largest companies in the food industry. BRF is a public company, listed on the New Market of Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. It´s headquarter is located at 475, Rua Jorge Tzachel in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry, pork for processing, production and sale of fresh meat, processed foods, pasta, sauce, mayonnaise, frozen vegetables and soybean by-products, among which the following are highlighted:

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

As disclosed in the consolidated financial statements for the year ended December 31, 2014, the Company's Management decided to discontinue its dairy segment after analyzing an offer for acquisition made by a subsidiary of Groupe Lactalis, details of which are presented in note 13.

The Company has also changed its management structure in 2015 and thus, its activities are organized in 5 operating segments, being Brazil, Latin America (“LATAM”), Europe, Middle East and Africa (“MEA”) and Asia, as disclosed in note 5.

In the Domestic Market, the Company operates 35 meat processing plants, 3 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plant, located close to the Company’s raw material suppliers or the main consumer centers.

The Company has 20 distribution centers to deliver its products to supermarkets, retail stores, wholesalers, restaurants and other institutional customers in Brazil and International Markets.

In the Foreign Market, the Company operates 6 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 frozen vegetables processing plant and 20 distribution centers, besides subsidiaries or sales offices in Argentina, Austria, Cayman Island, Chile, China, France, Germany, Hungary, Italy, Japan, Kuwait, Nigeria, Oman, Portugal, Russia, Saudi Arabia, Singapore, South Africa, South Korea, Spain, The Netherlands, United Arab Emirates, United Kingdom, Uruguay and Venezuela. The Company exports to more than 120 countries.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The table below summarizes the direct and indirect equity interests of the Company, as well as the activities of each entity:

1.1.        Equity interest

					% equity interest
Entity		Main activity	Country	Participation	12.31.15	12.31.14

Avipal Centro-Oeste S.A.	(a)	Industrialization and commercialization of milk	Brazil	Direct	100.00%	100.00%
BRF GmbH		Holding	Austria	Direct	100.00%	100.00%
Al Khan Foodstuff LLC		Import, commercialization and distribution of products	Oman	Joint venture	40.00%	40.00%
Al-Wafi Food Products Factory LLC		Industrialization and commercialization of products	United Arab Emirates	Indirect	49.00%	49.00%
Badi Ltd.		Holding	United Arab Emirates	Indirect	100.00%	100.00%
Al-Wafi Al-Takamol Imp.		Import and commercialization of products	Saudi Arabia	Indirect	75.00%	75.00%
BRF Al Yasra Food K.S.C.C.		Import, commercialization and distribution of products	Kuwait	Indirect	75.00%	75.00%
BRF Foods GmbH		Industralization, import and commercialization of products	Austria	Indirect	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	90.00%	90.00%
BRF France SARL	(k)	Marketing and logistics services	France	Indirect	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	99.00%	99.00%
BRF Global Company South Africa Proprietary Ltd.		Import and commercialization of products	South Africa	Indirect	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	1.00%	1.00%
BRF Global GmbH	(b)	Holding and trading	Austria	Indirect	100.00%	100.00%
Qualy 5201 B.V.	(b)	Import, commercialization of products and holding	The Netherlands	Indirect	100.00%	100.00%
Xamol Consultores Serviços Ltda.		Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
BRF Japan KK		Marketing and logistics services	Japan	Indirect	100.00%	100.00%
BRF Korea LLC		Marketing and logistics services	Korea	Indirect	100.00%	100.00%
BRF Shanghai Management Consulting Co. Ltd.	(v)	Advisory and related services	China	Indirect	100.00%	-
BRF Shanghai Trading Co. Ltd.		Commercialization and distribution of products	China	Indirect	100.00%	-
BRF Singapore PTE Ltd.		Marketing and logistics services	Singapore	Indirect	100.00%	100.00%
BRF Germany GmbH	(j)	Import and commercialization of products	Germany	Indirect	100.00%	100.00%
BRF Holland B.V.	(g)	Import and commercialization of products	The Netherlands	Indirect	100.00%	100.00%
BRF B.V.	(f)	Industrialization, import and commercializations of products	The Netherlands	Indirect	100.00%	100.00%
BRF Hungary LLC	(c)	Import and commercialization of products	Hungary	Indirect	100.00%	100.00%
BRF Iberia Alimentos SL	(l)	Import and commercialization of products	Spain	Indirect	100.00%	100.00%
BRF Invicta Ltd.	(o)	Import, commercialization and distribution of products	England	Indirect	62.00%	-
Invicta Food Products Ltd.	(d)	Import and commercialization of products	England	Indirect	100.00%	100.00%
BRF Wrexham Ltd.	(e)	Industrialization, import and commercializations of products	England	Indirect	100.00%	100.00%
Invicta Food Group Ltd.	(b) (p)	Import, commercialization and distribution of products	England	Indirect	100.00%	-
Invicta Foods Ltd.		Import, commercialization and distribution of products	England	Indirect	100.00%	-
Invicta Foodservice Ltd.		Import, commercialization and distribution of products	England	Indirect	100.00%	-
BRF Italia SPA	(h)	Import and commercialization of products	Italy	Indirect	67.00%	67.00%
Federal Foods LLC	(w)	Import, commercialization and distribution of products	United Arab Emirates	Indirect	49.00%	49.00%
Federal Foods Qatar LLC		Import, commercialization and distribution of products	Qatar	Indirect	49.00%	49.00%
Perdigão Europe Lda.		Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	Indirect	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	Indirect	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	Indirect	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	40.00%	40.00%
Sadia Foods GmbH	(a)	Import and commercialization of products	Germany	Indirect	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	10.00%	10.00%
SATS BRF Food PTE Ltd.	(s)	Import, industrialization, commercialization and distribution of products	Singapore	Joint venture	49.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	Indirect	100.00%	100.00%
Elebat Alimentos S.A.	(i) (u)	Industrialization and commercialization of products	Brazil	Direct	-	99.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	Direct	98.26%	98.26%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	Associate	49.00%	49.00%
Minerva S.A.	(t)	Industrialization and commercialization of products	Brazil	Associate	-	16.29%
Nutrifont Alimentos S.A.	(u)	Industrialization and commercialization of products	Brazil	Associate	-	50.00%
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	Associate	33.33%	33.33%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Direct	99.99%	99.99%
Elebat Alimentos S.A.	(i) (u)	Industrialization and commercialization of products	Brazil	Indirect	-	1.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	99.99%	99.99%
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	Associate	33.33%	33.33%
Quickfood S.A.		Industrialization and commercialization of products	Argentina	Direct	90.05%	90.05%
Sadia Alimentos S.A.	(n)	Holding	Argentina	Direct	43.10%	99.98%
Avex S.A.	(q)	Industrialization and commercialization of products	Argentina	Indirect	94.60%	95.00%
Flora Dánica S.A.	(r)	Industrialization and commercialization of products	Argentina	Indirect	-	95.00%
GB Dan S.A.	(r)	Industrialization and commercialization of products	Argentina	Indirect	-	5.00%
Flora San Luis S.A.	(r)	Industrialization and commercialization of products	Argentina	Indirect	-	95.00%
Flora Dánica S.A.	(r)	Industrialization and commercialization of products	Argentina	Indirect	-	5.00%
GB Dan S.A.	(r)	Industrialization and commercialization of products	Argentina	Indirect	-	95.00%
Flora San Luis S.A.	(r)	Industrialization and commercialization of products	Argentina	Indirect	-	5.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	Direct	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	60.00%	60.00%
Sadia Uruguay S.A.	(m)	Import and commercialization of products	Uruguay	Indirect	5.10%	100.00%
Avex S.A.	(q)	Industrialization and commercialization of products	Argentina	Indirect	5.40%	5.00%
Sadia Alimentos S.A.	(n)	Holding	Argentina	Indirect	56.90%	0.02%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	Direct	100.00%	100.00%
Sadia Uruguay S.A.	(m)	Import and commercialization of products	Uruguay	Direct	94.90%	-
UP Alimentos Ltda.		Industrialization and commercialization of products	Brazil	Associate	50.00%	50.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real state	Brazil	Direct	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercialization of dairy products	Argentina	Indirect	1.74%	1.74%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	0.01%	0.01%

(a)       Dormant subsidiaries.

(b)       The wholly-owned subsidiary BRF Global GmbH, started to operate as a trading in the European market as from

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

        May 1, 2013. In addition, it owns 101 direct subsidiaries in Madeira Island, Portugal, with an investment of R$4.0 as of December 31, 2015 (R$3.0 as of December 31, 2014) and a direct subsidiary in Den Bosch, The Netherlands, denominated Qualy 20 with an investment of R$8.2 as of December 31, 2015 (R$4.4 as of December 31, 2014). The wholly-owned subsidiary Qualy 5201 B.V. owns 213 subsidiaries in The Netherlands being the amount of this investment of R$22.3 as of December 31, 2015 (R$14.6 as of December 31, 2014).The indirect subsidiary Invicta Food Group Ltd. owns 118 direct subsidiaries in Ashford, England, with an investment of R$161.2 as of December 31, 2015. The purpose of these three subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

(c)       On January 20, 2015, the company’s name was changed from Plusfood Hungary Trade and Service LLC to BRF Hungary LLC.

(d)       On February 06, 2015, the company’s name was changed from Plusfood UK Ltd. to BRF UK Ltd.. On July 30, 2015, change the corporate name from BRF UK Ltd. to Invicta Food Products Ltd..

(e)       On February 06, 2015, the company’s name was changed from Plusfood Wrexham to BRF Wrexham Ltd.

(f)        On February 20, 2015, the company’s name was changed from Plusfood B.V. to BRF B.V.

(g)       On February 20, 2015, the company’s name was changed from Plusfood Holland B.V. to BRF Holland B.V.

(h)       On February 23, 2015, the company’s name was changed from Plusfood Italy SRL to BRF Italia SPA.

(i)        On February 27, 2015, there was a change  in equity interest through capital increase.

(j)        On March 16, 2015, the company’s name was changed from Plusfood Germany GmbH to BRF Germany GmbH.

(k)       On March 18, 2015, the company’s name was changed from Perdigão France SARL to BRF France SARL.

(l)        On March 23, 2015, the company’s name was changed from Plusfood Iberia SL to BRF Iberia Alimentos SL.

(m)      On April 08, 2015, acquisition of equity interest, through capital increase and disposal of equity interest by the wholly-owned subsidiary Sadia International Ltd.

(n)       On April 17, 2015, disposal of equity interest and acquisition of equity interest through a capital increase by the wholly-owned subsidiary Sadia Uruguay S.A..

(o)       On April 22, 2015, acquisition of 62% equity interest of BRF Invicta Ltd.

(p)       On April 22, 2015, Invicta Food Group Ltd., contributed with its current operation in BRF Invicta Ltd.

(q)       On April 30, 2015, change in equity interest through capital increase.

(r)        On June 01, 2015, these subsidiaries were merged into Avex S.A.

(s)       On June 03, 2015, acquisition of 49% of equity interest of SATS BRF Food PTE Ltd.

(t)        On May 25, 2015, June 15, 2015 and June 18, 2015, equity interest decreased due to a third party capital increase in Minerva S.A. without a corresponding increase from BRF S.A. On November 30, 2015 the investment in Minerva was reclassified to marketable securities, as it is no longer qualified as an investment in associate (note 17.2).

(u)       On July 01, 2015, disposal of equity interest.

(v)       On December 11, 2014, establishment of BRF Shanghai Management Consult Co. Ltd..

(w)      The Company owns 49% of the equity interest with rights for 60% of the dividends, permitted by the Federal Law 8/1984, which is effective in the United Arab Emirates and according to the shareholder’s agreement, as well as 100% of the economic rights resulting in the consolidation of this wholly owned subsidiary.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.2.        Business combination – Invicta Food Group Limited (“IFGL”)

On April 22, 2015, the Company concluded the transaction with IFGL through a new company, whose main objective is the distribution of processed food in the United Kingdom, Ireland and Scandinavia, in which BRF holds 62% of share capital (note 6.1.1).

1.3.        Acquisition of equity interest on SATS BRF Food Pte Ltd (“SATS BRF”)

On April 16, 2015, BRF signed with Singapore Food Industries Pte. Ltd. (“SFI”) the documents for establishing a joint venture in Singapore (namely SATS BRF Food Pte. Ltd.), of which BRF acquired 49% of the share capital (“transaction”). On June 02, 2015 BRF concluded the transaction (note 6.2.1).

1.4.        Conclusion of the sale of the dairy segment to Groupe Lactalis ("Parmalat")

On July 01, 2015, the Company concluded the sale of its dairy segment to Lactalis, through the disposal of 100% of the shares of Elebat Alimentos S.A., a BRF wholly-owned subsidiary, for which the assets and liabilities of the dairy segment were transferred (note 13).

1.5.        Trademarks acquisition in Argentina

On October 16, 2015, BRF, through its subsidiaries Avex S.A. and Quickfood S.A., concluded with Molinos Río de la Plata S.A. and one of its subsidiaries, the acquisition of certain sausage, hamburger and margarine trademarks (Vieníssima, GoodMark, Manty, Delícia, Hamond, Tres Cruces e Wilson) in the amount of US$43.5 (equivalent to R$167.1).

1.6.        Execution of a binding offer with Pampa Agribusiness Fund L.P. and Pampa Agrobusiness Follow-on Fund L.P. (collectively “Pampa”).

On December 01, 2015, BRF announced to the market that it has signed a binding offer with Pampa for the acquisition of the total shares issued by Eclipse Holding Cooperatief UA (“Business”), a Dutch entity that controls Campo Austral.

Upon completion of the conditions precedent set forth in the offer, the parties will execute the documents providing for the acquisition of the Business, based on a total value of US$85.0.

1.7.        Seasonality

The Company does not operate with any significant seasonality throughout the year. In general, during the fourth quarter of each year the demand in Brazil is slightly stronger than in the other quarters, mainly due to the year-end holiday season such as Christmas and New Years Eve Celebrations.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s consolidated financial statements are expressed in millions of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements.

The preparation of the Company’s financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amounts of the affected asset or liability in future periods.

The consolidated financial statements were prepared on the historical cost basis except for the following items which are measured at fair value:

•           derivative and non-derivative financial instruments;

•           available for sale financial assets;

•           highly liquid investments classified as cash and cash equivalents;

•           share-based payments and employee benefits, and

•           biological assets.

As a result of the Company’s decision to discontinue the operating segment of dairy products the consolidated statements of income and cash flows for the years ended December 31, 2015 and 2014 are disclosed in accordance with the requirements of IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

In the presentation of the consolidated financial statements as of December 31, 2015, the Company reclassified the supply chain finance, in the amount of R$455.1 which was originally presented as “trade accounts payable” as of December 31, 2014 to a specific caption in the current liabilities supply chain finance in order to be comparable with the presentation as of December 31, 2015, as disclosed in note 22. There was no change in the total of current liabilities in the amount of R$9,569.1 as of December 31, 2014.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.        Consolidation: the consolidated financial statements comprise the financial statements of the Company and its subsidiaries in which the Company controls. Intercompany accounts and transactions have been eliminated in consolidation. Non-controlling interest is presented separately.

3.2.        Functional currency: the financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Foreign subsidiaries with functional currency – Dirham, Euro, Argentine Peso, Chinese Yuan, Kuwaiti Dinar and Pound Sterling

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

•      Monetary assets and liabilities are translated at the exchange rate at year-end;

•      Statement of income accounts are translated based on monthly average rate; and

•      The cumulative effects of gains or losses upon translation are recognized in the statement of income.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Goodwill arising from a foreign business combination is denominated in the functional currency of the acquired entity and translated at year-end exchange rate for the presentation currency of the Company.

The accounting policies have been consistently applied by all subsidiaries included in consolidation.

3.3.        Investments in associates and joint ventures: the Company’s investments in its associates and joint ventures are accounted for using the equity method. An associate is an entity over which the Company has significant influence, which is the power to participate in the financial and operating policy decisions of the investee but it is not control or joint control over those policies. Joint venture is a type of joint arrangement, whereby the parties that have joint control of the agreement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities requires the unanimous consent of the parties sharing control.

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

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units expected to benefit from the business combination, regardless of whether other assets and liabilities of the acquiree are assigned to those units.

3.5.        Segment information: an operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, processed foods and other sales.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.7.3.   Hedge transactions: the Company utilizes derivative and non-derivative financial instruments, as disclosed in note 4, to hedge the exposure to exchange and interest rates or to modify the characteristics of financial assets and liabilities and highly probable transactions, which are: (i) highly correlated to changes in the market value of the item being hedged, both at inception and throughout the term of the contract (effectiveness between 80% and 125%); (ii) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) considered  effective in the mitigation of the risk associated with the hedged exposure. These transactions are accounted for in accordance with IAS 39.

Hedges that meet the criteria for being recognized as hedge accounting are recorded as cash flow hedge.

In a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognized as other comprehensive income, while the ineffective portion of the hedge is recognized immediately as financial income or expense.

The amounts recorded as other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects the statement of income.

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

3.8.        Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of the outstanding balances of current and non-current trade accounts receivable, trade payables, social obligations and other non-current liabilities. The Company adopts the weighted average cost of capital nominal (“WACC”) to determine the adjustment to present value to those assets and liabilities, which corresponds to annual rate of 12.80% (11.20% p.a. on 2014).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

3.10.     Inventories: are measured at the weighted average cost method, not exceeding market value or net realizable value. Provisions for obsolescence, adjustments to net realizable value and deteriorated products are recorded when necessary. Usual production losses are included in monthly cost, whereas unusual losses, if any, are charged to other operating expenses.

3.11.     Biological assets: Consumables and production biological assets (live animals) and forests are measured at their fair value less cost to sell, using the cost approach technique for live animals and income approach for forests.

3.12.     Assets held for sale: Such assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

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

The Company annually performs an analysis of impairment indicators of property, plant and equipment along with goodwill impairment test. If an impairment indicator is identified, the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, an impairment loss is recorded. The recoverability of these assets was tested for impairment in 2015, and no adjustments were identified. The details of this test are disclosed in note 19.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistent with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records goodwill and trademarks as intangibles assets with in indefinite useful life.

Goodwill recoverability was tested for fiscal year 2015 and no impairment loss was identified.  Such test involved the adoption of assumptions and judgments, as disclosed in note 19.

3.15.     Income taxes: in Brazil, are comprised of corporate income tax (“IRPJ”) and social contribution tax (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus 10% surtax for IRPJ, and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

The income from foreign subsidiaries is subject to taxation pursuant to the local tax rates and legislation.  In Brazil, this income is taxed according to the Brazilian tax rules, respecting the tax treaty signed by each country with Brazil in order to avoid double taxation.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Deferred taxes are recorded on IRPJ and CSLL tax losses and temporary differences between the tax basis and the carrying amount of assets and liabilities and classified as non-current assets and liabilities, as required by IAS 01. When the Company’s analysis indicates that the realization of deferred tax assets is not probable, a valuation allowance is recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets and liabilities must be measured by the tax rates that are expected to be applicable for the period when the assets are realized and liabilities are settled.

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

As a result of the business combinations with Sadia, Avex and Dánica the Company recognized contingent liabilities related to tax, civil and labor claims.

3.18.     Leases: lease transactions in which the risks and rewards of ownership are

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

The expense or income arising from the movement during the year is recognized in the statement of income as operating expense or income. No expense is recognized for options that have not completed their vesting period.

The dilution effect of outstanding options is reflected as additional dilution in the calculation of diluted earnings per share.

3.20.     Pension and other post-employment plans: the Company sponsors four supplementary defined benefit and defined contribution plans, as well as other post-employment benefits, for which, an annual actuarial report is prepared by an independent actuary. The costing of defined benefits is established separately for each plan using the projected unit credit method.

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

The past service cost and net interest on defined benefit liability or asset are recognized in the statement of income as operating expense or income.

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

proposed by the Board of Directors and approved by the shareholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

3.25.     Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (received from investments in associates and joint ventures), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments. Interest income is recognized through the effective interest method.

3.26.     Grants and government assistance: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established are met and related benefits will be received. The tax incentives used to reduce sales taxes are transferred from retained earnings to reserve of tax incentives component of shareholders’ equity.

3.27.     Dividends and interest on shareholders’ equity:  the proposal for payment of dividends and interest on shareholders’ equity made by the Company’s Management, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, as a legal obligation provided for in the bylaws; the dividends that exceed this mandatory minimum dividend, declared by management before the end of  the accounting period covered by the consolidated financial statements, but not yet approved by the shareholders, is recorded as  additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is stated as an allocation of income in the shareholders’ equity.

3.28.     Transactions and balances in foreign currency: transactions in foreign currency are translated into Brazilian Reais (the Company's functional currency) using the exchange rates at the transactions dates. Balance sheet accounts in foreign currency are translated using the exchange rates at the date of the financial statements and the gains or losses on foreign exchange variation are recognized as financial income or expense.

The exchange rates in Brazilian Reais effective at the balance sheet dates were as follows:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Exchange rate at the balance sheet date	12.31.15	12.31.14
U.S. Dollar (US$ or USD)	3.9048	2.6562
Euro (€ or EUR)	4.2504	3.2270
Pound Sterling (£ or GBP)	5.7881	4.1405
Argentine Peso ($ or ARS)	0.3017	0.3172
Rial Omã (OMR)	10.1529	6.8992
Dirham (AED)	1.0631	0.7232
Saudi Riyal (SAR)	1.0406	0.7079

Average rates
U.S. Dollar (US$ or USD)	3.3315	2.3536
Euro (€ or EUR)	3.6929	3.1221
Pound Sterling (£ or GBP)	5.0931	3.8721
Argentine Peso ($ or ARS)	0.3601	0.2905
Rial Omã (OMR)	8.6563	6.1134
Dirham (AED)	0.9071	0.6408
Saudi Riyal (SAR)	0.8883	0.6275

3.29.     Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

•         fair value of financial instruments (see note 4);

•         annual analysis of recoverable amounts of non-financial assets (see note 19);

•         measurement of fair value of items related to business combinations (see note 6);

•         allowance for doubtful accounts (see note 9);

•         net realizable value provision for inventories (see note 10);

•         fair value of biological assets (see note 11);

•         annual analysis of recoverable amounts of taxes(see notes 12 and 14);

•         useful lives of property, plant and equipment and intangible assets (see notes 18 and 19);

•         share-based payment transactions (see note 24);

•         pension and post-employment plans (see note 25); and

•         provision for tax, civil and labor risks (see note 27).

The Company reviews the estimates and underlying assumptions used in its accounting estimates on a quarterly basis. Revisions to accounting estimates are recognized in the period in each the estimates are revised.

4.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.        Overview

In the normal course of its business, the Company is exposed to credit, liquidity and

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

market risks, which are actively managed in conformity with Risk Policy and internal guidelines subject to such policy.

The Risk Policy is under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors, with clear and defined roles and responsibilities, as follows:

•         The Board of Directors is responsible for approving the Risk Policy and defining the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders. The current risk policy was reviewed and approved on November 26, 2015, which is valid for a 2-year period and automatically renewed once for the same period;

•         The Financial Risk Management Committee, body formally constituted, subordinate to the Executive Board,  is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging strategies and monitoring the risk exposure levels to ensure compliance with Risk Policy;

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

a.            Credit risk management

The Company is subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts, as follows:

•         Credit risk associated with trade accounts receivable is actively managed by a dedicated team, through the use of specific systems. Furthermore, it should be noted the diversification of the customer portfolio and the concession of credit to customers with sound financial and operational conditions. The Company does not usually require collateral for sales to customers, and it has contracted credit insurance policy for specific markets; and

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         Credit risk associated with financial investments and derivative contracts is mitigated by the Company’s policy of working with prime institutions.

On December 31, 2015, the Company had financial investments over R$100.0 at the following financial institutions: Banco Itaú, Banco Bradesco, Banco Santander, Deutsche Bank, Banco do Brasil, Caixa Econômica Federal, Standard Chartered and Banco BNP.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco do Brasil, Banco HSBC, Banco Itaú, Banco Santander, Banco Votorantim, Barclays, Citibank, Deutsche Bank, ING Bank, Merrill Lynch, Morgan Stanley and Rabobank.

b.            Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow. Thus, the Company utilizes the following metrics:

•         Cash Flow at Risk (“CFaR”), which aims to statistically estimates the cash flows for the next twelve months and the Company’s liquidity exposure. The Company determined that the minimum cash available should be equivalent mainly to the average monthly billing and EBITDA for the last twelve-month period; and

•         Value at Risk ("VaR") is used for derivative transactions that require payments of periodic adjustments. Currently, the Company holds only BM&F Bovespa operations with daily adjustments and in order to monitor them, such methodology is utilized, which statistically measures potential maximum adjustments to be paid at intervals of 1 to 21-days.

The Company maintains its leverage levels in order to avoid any impact to its ability to settle commitments and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2015, the long term debt portion accounted for 82.7% (76.4% as of December 31, 2014) of the total outstanding debt with an average term greater than 5 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.15
	Book value	Cash flow contracted	2016	2017	2018	2019	2020	After 5 years
Non derivative financial liabilities
Loans and financing	5,889.3	6,830.6	2,674.0	1,002.6	2,406.6	284.9	451.1	11.4
BRF bonds	8,085.5	10,705.8	353.1	353.1	833.7	314.3	314.3	8,537.3
BFF bonds	475.3	612.6	33.5	33.5	33.5	33.5	478.6	-
Sadia bonds	443.3	485.7	30.3	455.4	-	-	-	-
Quickfood bonds	285.7	413.3	143.4	109.1	72.4	53.8	34.6	-
Trade accounts payable	4,745.0	4,745.0	4,745.0	-	-	-	-	-
Financial lease	186.6	275.0	59.1	35.8	27.2	23.9	22.5	106.5
Operational lease	-	698.4	463.6	101.6	37.6	19.2	13.6	62.8

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate and exchange rate derivatives	326.7	309.6	28.2	28.2	252.7	0.5	-	-
Currency derivatives (NDF)	66.7	54.9	54.9	-	-	-	-	-
Fixed exchange rate	33.8	40.1	40.1	-	-	-	-	-
Currency derivatives (options)	217.1	121.3	51.5	69.8	-	-	-	-
Commodities derivatives (NDF)	11.7	28.1	28.1	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	3.9	4.2	4.2	-	-	-	-	-
Interest rate and exchange rate derivatives	6.8	74.8	74.1	0.5	0.2	-	-	-

c.            Interest rate risk management

Interest rates risk is the one the Company incurs in economic losses resulting from changes in these rates, which could affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits nor fixed or floating rates. However, the Company continually monitors the market interest rates, in order to evaluate any need to enter into hedging transaction to protect from the exposure to fluctuation of such rates and manage the mismatch between its financial investments and debts. In these transactions the Company enters into contracts that exchange floating rate for fixed rate or vice-versa. Such transactions were designated by the Company as cash flow hedge.

The Company’s indebtedness is essentially tied to the London Interbank Offered rate ("LIBOR"), fixed coupon (“R$ and USD”), Long Term Interest Rate ("TJLP") and Monetary Unit of the Bank National Economic and Social Development ("UMBNDES") rates. In case of adverse changes in the market that result in LIBOR, TJLP and UMBNDES hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms.

With regards to the Company's marketable securities, the main index is the Interbank Deposit Certificate ("CDI") for investments in Brazil and fixed coupon (“USD”) for investments in the International market.

d.            Foreign exchange risk management

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

The Company’s consolidated financial statements are mainly impacted by the following currencies: (i) U.S. Dollar, (ii) Euro, (iii) Iene, (iv) Pound Sterling and (v) Argentine Peso.

Assets and liabilities denominated in foreign currency are as follows:

	12.31.15	12.31.14
Cash and cash equivalents and marketable securities	5,322.9	4,551.2
Trade accounts receivable	2,146.0	1,693.3
Receivables from unconsolidated associates and joint ventures	250.8	1.3
Restricted cash	1,346.3	-
Dollar future agreements	741.9	252.3
Embedded derivative	-	1,853.4
Inventories	0.2	21.1
Exchange rate contracts (Swap)	968.8	(4.6)
Loans and financing	(11,359.7)	(7,596.2)
Bonds designated as cash flow hedge	1,171.4	796.9
Export prepayments designated as cash flow hedge	1,171.4	796.9
Trade accounts payable	(1,496.8)	(794.8)
Supply chain finance	(489.0)	(162.4)
Other assets and liabilities, net	(232.1)	97.6
	(457.9)	1,506.0

Foreign exchange exposure (in US$) (liabilities)/assets	(117.3)	567.0

Foreign exchange exposure impacting the statement of income (in US$)	(39.8)	550.5
Foreign exchange exposure included in other comprehensive income (in US$)	(77.5)	16.5

Foreign exchange exposure (in US$) (liabilities)/assets	(117.3)	567.0

On December 31, 2015, the net foreign exchange exposure is within the limit set by the Company's Risk Policy.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

e.            Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal, oil and live hog, which are some of the individual components of production cost.

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

The Company monitors levels of gross and net debt, which are shown below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.15			12.31.14
	Current	Non-current	Total	Total
Foreign currency debt	(1,166.1)	(10,193.5)	(11,359.7)	(7,596.2)
Local currency debt	(1,462.0)	(2,357.6)	(3,819.6)	(3,993.1)
Other financial liabilities	(666.6)	-	(666.6)	(257.4)
Gross debt	(3,294.7)	(12,551.1)	(15,845.8)	(11,846.7)

Cash and cash equivalents and marketable securities	6,097.6	456.0	6,553.6	6,656.5
Other financial assets	129.4	-	129.4	43.1
Restricted cash	1,346.3	479.8	1,826.1	115.2
Net debt	4,278.6	(11,615.3)	(7,336.7)	(5,031.9)

4.2.        Derivative and non-derivative financial instruments designated as hedge accounting

As established by IAS 39, the Company applies hedge accounting to certain derivative instruments classified as cash flow hedge, in accordance with the Risk Policy. Cash flow hedges consist of hedging the exposure to variations in cash flows attributable to a particular risk associated with a recognized asset or liability, or a highly probable transaction that could affect profit and loss.

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

The Company has formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues by documenting:

•         The relationship of the hedge;

•         The objective and risk management strategy of the Company to enter into a hedge transaction;

•         The identification of the financial instrument;

•         The hedge object or transaction;

•         The nature of the risk to be hedged;

•         The description of the hedge relationship;

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

b.            Interest rate and currency swap

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

f.             Senior unsecured notes – Bonds

The Company designates part of the transactions involving Senior Unsecured Notes as hedge accounting.

g.            Commodities non-deliverable forwards  – NDF

Non-deliverable forward contract is the future commitment to purchase or sell determined types of commodities in a certain future date for a predetermined price. This contract does not require physical settlement of contracted positions, but the financial settlement of the difference between the settlement price and the predetermined price of the contract.

4.2.1 Breakdown of the balances of derivative financial instruments

The details of derivative financial instruments are as follows:

12.31.15					12.31.14
Instrument	Hedge object	Reference currency (notional)	Reference value (notional)	Fair value (1)	Reference value (notional)	Fair value (1)
Financial instruments designated as hedge accounting
NDF - Dollar sale (2)	Currency	USD	44.0	(17.9)	439.7	(62.7)
NDF - Euro sale (2)	Currency	EUR	31.8	(5.5)	74.0	0.2
NDF - Pound Sterling sale (2)	Currency	GBP	11.0	(1.6)	41.6	(2.1)
NDF - Iene sale (2)	Currency	JPY	6,800.0	(39.6)	16,993.2	(2.8)
Currency swap - US$ (2)	Currency	BRL	250.0	(248.5)	250.0	(90.3)
Interest rate swap - US$ (2)	Interest	USD	200.0	(31.8)	200.0	(29.1)
Fixed exchange rate - US$ (2)	Currency	USD	201.0	(33.8)	102.5	(2.8)
Fixed exchange rate - Euro (2)	Currency	EUR	-	-	8.0	0.3
Options (Collar) - US$ (2)	Currency	USD	1,227.0	(124.5)	164.0	(4.0)
Options (Collar) - Euro (2)	Currency	EUR	31.0	3.5	-	-
NDF - Corn purchase (2)	Commodities	Ton/USD	633.6	(11.7)	-	-
Interest rate swap - US$ (2)	Interest	USD	200.0	(46.4)	200.0	(38.6)
Total				(557.8)		(231.9)

Financial instruments not designated as hedge accounting
NDF - Iene sale (2)	Currency	JPY	6,451.4	(1.2)	1,000.0	1.1
NDF - Purchase of US$ (2)	Currency	USD	50.0	(2.4)	-	-
Embedded derivative (2)	Currency	USD	-	-	697.8	28.0
Currency swap - US$ (2)	Currency	USD	250.0	(1.0)	2.8	(1.8)
Interest rate - R$ (2)	Interest	BRL	50.0	(2.3)	590.0	(1.4)
NDF - Corn purchase (2)	Commodities	Ton/USD	54.8	2.2	-	-
Future - BM&FBovespa (2)	Currency	USD	190.0	14.6	95.0	(5.7)
NDF - Purchase of Euro (2)	Currency	EUR	150.0	1.3	-	-
NDF - Euro (2)	Currency	EUR	-	-	150.0	0.1
NDF - Pound Sterling sale (2)	Currency	GBP	20.0	1.1	20.0	(2.6)
NDF - Argentine Peso sale (2)	Currency	USD	10.0	8.0	3.4	(0.1)
Total				20.3		17.6

Total				(537.5)		(214.3)

(1)     The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, obtained from the database of Bloomberg and BM&FBOVESPA.

(2)     Cash flow hedge.

a.            Non-deliverable forwards – NDF

 i.             Currency non-deliverable forwards - NDF

The position of the currency non-deliverable forward – NDF, by maturity, as well as the weighted average exchange rates and the fair value, are presented as follows:

12.31.15
PUT	R$ x US$			R$ x EUR
Maturities	Notional (US$)	Average rate	Fair value	Notional (EUR)	Average rate	Fair value
Financial instruments designated as cash flow hedge
January 2016	19.0	3.9019	(0.5)	5.0	3.7252	(2.9)
February 2016	-	-	-	4.5	3.8052	(2.6)
March 2016	-	-	-	5.0	4.0961	(1.6)
April 2016	25.0	3.3586	(17.4)	2.0	4.5070	0.1
May 2016	-	-	-	8.3	4.6333	1.0
June 2016	-	-	-	4.0	4.6300	0.3
July 2016	-	-	-	3.0	4.6790	0.2
	44.0	3.5932	(17.9)	31.8	4.2848	(5.5)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

PUT	R$ x GBP (1)			R$ x JPY (1)
Maturities	Notional (GBP)	Average rate	Fair value	Notional (JPY)	Average rate	Fair value
Financial instruments designed as hedge accounting
January 2016	3.0	5.6571	(0.5)	2,324.1	0.0271	(13.2)
February 2016	2.5	5.5172	(1.1)	2,023.8	0.0273	(12.0)
March 2016	1.5	5.7905	(0.3)	2,029.4	0.0276	(11.9)
April 2016	1.5	6.1620	0.2	105.7	0.0278	(0.6)
May 2016	1.2	6.2570	0.2	105.7	0.0281	(0.6)
June 2016	1.3	6.1400	-	211.4	0.0283	(1.3)
	11.0	5.8349	(1.6)	6,800.1	0.0274	(39.6)

(1)        Cash flow hedge.

CALL	USD x BRL			USD x EUR
Maturities	Notional (US$)	Average rate	Fair value	Notional (EUR)	Average rate	Fair value
Financial instruments not designated as cash flow hedge
January 2016	50.0	4.0664	(2.4)	-	-	-
March 2016	-	-	-	150.0	1.0864	1.3
	50.0	4.0664	(2.4)	150.0	1.0864	1.3

PUT	USD x GBP			R$ x JPY
Maturities	Notional (GBP)	Average rate	Fair value	Notional (JPY)	Average rate	Fair value
Financial instruments not designated as cash flow hedge
January 2016	-	-	-	6,451.4	0.0329	(1.2)
March 2016	20.0	1.4877	1.1	-	-	-
	20.0	1.4877	1.1	6,451.4	0.0329	(1.2)

PUT	ARS x USD
Maturities	Notional (USD)	Average rate	Fair value
Financial instruments not designated as cash flow hedge
March 2016	3.5	9.6730	1.7
April 2016	4.5	9.2879	4.4
May 2016	2.0	9.4290	1.9
	10.0	9.4509	8.0

ii.             Commodities non-deliverable forwards – NDF

The position of the commodities non-deliverable forwards – NDF, by maturity,  as well as weighted average exchange rates and fair value are presented as follows:

12.31.15
Call	Quantity	Average rate	Fair
Maturities	(Tonnes)	(US$/Tonne)	value
Designated as hedge accounting
January 2016	133.5	0.1	(3.4)
February 2016	159.4	0.1	(2.7)
March 2016	164.0	0.1	(2.3)
April 2016	99.3	0.1	(1.3)
May 2016	56.5	0.2	(1.2)
July 2016	4.7	0.2	(0.2)
August 2016	16.2	0.2	(0.6)
	633.6	0.1	(11.7)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

PUT	Quantity	Average rate	Fair
Maturities	(Tonnes)	(US$/Tonne)	value
Not designated as hedge accounting
June 2016	49.2	0.2	2.0
July 2016	3.2	0.2	0.1
September 2016	2.4	0.2	0.1
	54.8	0.2	2.2

b.            Interest rate and currency swap

The position of interest rate and currency swaps is presented as follows:

12.31.15
Instrument	Maturity	Assets (Hedged object)	Liabilities (Protected risk)	Notional	Fair value
Financial instruments designated as cash flow hedge

Interest rate	01.22.18	LIBOR 6M + 2.82% p.a.	5.86% p.a.	100.0	(15.9)
Interest rate	06.18.18	LIBOR 3M + 2.60% p.a.	5.47% p.a.	100.0	(15.9)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.90% p.a.	100.0	(23.3)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.88% p.a.	100.0	(23.1)
					(78.2)

Currency swap	05.22.18	R$ + 7.75%	US$ + 1.60%	250.0	(248.5)

					(326.7)

Financial instruments not designated as cash flow hedge
Interest rate - Bond	05.22.18	R$ (Fixed rate of 7.75% p.a.)	68.84% CDI	50.0	(2.3)

Currency swap	10.28.16	US$ + 1,76 % p.a	86,60% CDI	100.0	(1.2)
Currency swap	12.02.16	US$ + L3M + 0,90 % p.a	85,95% CDI	50.0	3.4
Currency swap	12.16.16	US$ + L3M + 1,10 % p.a	88,95% CDI	50.0	(2.7)
Currency swap	12.23.16	US$ + 2,41 % p.a	90,50% CDI	50.0	(0.5)
					(1.0)

					(3.3)

c.            Fixed exchange rates

The position of fixed exchange rates designated as hedge instruments is presented as follows:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.15
	R$ x US$
Maturities	Notional US$	Average US$	Fair value
January 2016	30.0	3.0070	(27.6)
February 2016	19.0	3.9687	(0.8)
March 2016	19.0	4.0044	(0.7)
April 2016	19.0	4.0538	(0.6)
May 2016	19.0	4.0929	(0.5)
June 2016	19.0	4.1441	(0.3)
July 2016	19.0	4.1867	(0.2)
August 2016	57.0	4.1688	(3.1)
	201.0	3.9422	(33.8)

d.            Options

 i.             Currency options

The Company designates as a cash flow hedge only the variation in the intrinsic value of its options, recognizing the time value of the premium in the financial result. If the hedge is not effective and the option is not exercised due to devaluation of the Brazilian Real, the losses related to the options will be registered as financial expenses in the statement of income.

The Company has designated transactions involving options denominated collar where there is a purchase of a put option ("PUT") and a sale of a call option ("CALL"), simultaneously, such that the premium paid for the put is compensated by the premium received in the call.

When the market price of any of the options is not available in an active market, the fair value is based on an option pricing model (Black-Scholes or Binomial).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.15
R$ x US$
Type	Maturities	Notional (US$)	Average US$	Fair value

Financial instruments designated as cash flow hedging instruments
Collar - Call (Sale)	January 2016	(191.0)	4.0698	(20.7)
Collar - Put (Purchase)	January 2016	191.0	3.7628	10.3
Collar - Call (Sale)	February 2016	(193.0)	3.9832	(40.8)
Collar - Put (Purchase)	February 2016	193.0	3.6411	10.2
Collar - Call (Sale)	March 2016	(130.0)	3.7593	(57.9)
Collar - Put (Purchase)	March 2016	130.0	3.4552	4.2
Collar - Call (Sale)	April 2016	(68.0)	4.2237	(16.2)
Collar - Put (Purchase)	April 2016	68.0	3.6841	5.0
Collar - Call (Sale)	May 2016	(110.0)	4.4852	(12.6)
Collar - Put (Purchase)	May 2016	110.0	3.8600	10.6
Collar - Call (Sale)	June 2016	(100.0)	4.7355	(10.1)
Collar - Put (Purchase)	June 2016	100.0	3.8970	11.9
Collar - Call (Sale)	July 2016	(85.0)	4.4626	(14.0)
Collar - Put (Purchase)	July 2016	85.0	3.7988	6.9
Collar - Call (Sale)	August 2016	(105.0)	4.6536	(15.6)
Collar - Put (Purchase)	August 2016	105.0	3.8476	10.5
Collar - Call (Sale)	September 2016	(90.0)	4.7569	(13.6)
Collar - Put (Purchase)	September 2016	90.0	3.8583	9.6
Collar - Call (Sale)	October 2016	(55.0)	4.8645	(8.2)
Collar - Put (Purchase)	October 2016	55.0	3.8345	5.5
Collar - Call (Sale)	November 2016	(40.0)	4.8996	(6.3)
Collar - Put (Purchase)	November 2016	40.0	3.7900	3.4
Total Option (Collar)		-		(127.9)

Put (Purchase)	January 2016	30.0	3.9200	1.5
Put (Purchase)	February 2016	30.0	3.9200	1.9
Total Option (Put)				3.4

				(124.5)

12.31.15
R$ x EUR
Type	Maturities	Notional (EUR)	Average EUR	Fair value

Financial instruments designated as cash flow hedging instruments
Collar - Call (Sale)	January 2016	(8.0)	4.9250	-
Collar - Put (Purchase)	January 2016	8.0	4.3750	1.0
Collar - Call (Sale)	February 2016	(8.0)	4.9475	(0.2)
Collar - Put (Purchase)	February 2016	8.0	4.3950	1.3
Collar - Call (Sale)	March 2016	(7.0)	4.9894	(0.3)
Collar - Put (Purchase)	March 2016	7.0	4.3843	1.2
Collar - Call (Sale)	April 2016	(8.0)	5.0395	(0.6)
Collar - Put (Purchase)	April 2016	8.0	4.3450	1.2
Total Option (Collar)		-		3.6

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.2.2 Breakdown of the balances of non-derivative financial instruments

The position of non-derivative financial instruments is presented as follows:

			12.31.15		12.31.14
Hedge Instrument	Hedge object	Reference currency (notional)	Value (notional)	Fair value (1)	Value (notional)	Fair value (1)
Financial instruments designated as cash flow hedge

Export prepayment - PPEs	Exchange	USD	300.0	1,171.4	300.0	796.9
Senior unsecured notes - Bonds	Exchange	USD	300.0	1,171.4	300.0	796.9

			600.0	2,342.8	600.0	1,593.8

(1)     Reference value converted by Ptax rate in effect at year-end.

a.            Export prepayments – PPEs

The position of PPEs is presented as follows:

12.31.15
Hedge Instrument	Type of risk hedged	Maturities	Notional (US$)	Average rate	Fair value

Export prepayment - PPE	US$ (E.R.)	02.2017 to 02.2019	300.0	1.7796	1,171.4

b.            Senior unsecured notes – Bonds

The position of bonds designated as cash flow hedge is presented as follows:

12.31.15
Hedge Instrument	Type of risk hedged	Maturities	Notional (US$)	Average rate	Fair value

BRF SA BRFSBZ5	US$ (E.R.)	06.2022	150.0	2.0213	585.7
BRF SA BRFSBZ3	US$ (E.R.)	05.2023	150.0	2.0387	585.7

			300.0	2.0300	1,171.4

4.3.        Gains and losses of derivative and non-derivative financial instruments

The unrealized gains and losses of derivative and non-derivative financial instruments designated as cash flow hedge are recorded as a component of other comprehensive income, as set forth below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.15	12.31.14
Derivatives designated as cash flow hedge instruments
Foreign exchange risks	(420.6)	(152.7)
Interest risks	(66.6)	(59.3)
Commodity risks	3.6	-
	(483.6)	(212.0)

Non derivatives designated as cash flow hedge instruments
Foreign exchange risks	(1,200.0)	(450.8)

Gross losses	(1,683.6)	(662.8)
Deferred taxes on losses	560.4	214.1
Losses, net of taxes	(1,123.2)	(448.7)

Change in gross losses	(1,020.8)	(162.8)
Income taxes on financial instruments adjustments	346.4	55.8
Impact in other comprehensive income	(674.4)	(107.0)

On December 31, 2015, realized transactions with derivative and non-derivative financial instruments designated as cash flow hedges resulted in a loss of R$476.9 (loss of R$77.1 as of December 31, 2014), composed of a net loss amounting to R$469.9 (loss of R$72.3 as of December 31, 2014) recorded as gross revenues and a net loss of R$7.0 (gain of R$4.8 as of December 31, 2014) recorded as financial expenses.

4.4.        Breakdown of financial instruments by category – except derivatives

	12.31.15
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	70.3	-	70.3
Restricted cash	-	-	-	1,826.1	-	1,826.1
Trade accounts receivable	3,880.4	-	-	-	-	3,880.4
Other credits	534.5	-	-	-	-	534.5
Other receivables	153.0	-	-	-	-	153.0
Fair value
Marketable securities	-	744.8	375.6	-	-	1,120.4

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(4,745.0)	(4,745.0)
Supply chain finance	-	-	-	-	(1,174.6)	(1,174.6)
Loans and financing
Local currency	-	-	-	-	(3,819.6)	(3,819.6)
Foreign currency	-	-	-	-	(11,359.7)	(11,359.7)
Capital lease payable	-	-	-	-	(186.6)	(186.6)
	4,567.9	744.8	375.6	1,896.4	(21,285.5)	(13,700.8)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.14
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	62.1	-	62.1
Restricted cash	-	-	-	115.2	-	115.2
Trade accounts receivable	3,054.6	-	-	-	-	3,054.6
Other credits	576.7	-	-	-	-	576.7
Other receivables	195.5	-	-	-	-	195.5
Fair value
Marketable securities	-	303.9	283.6	-	-	587.5

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,522.2)	(3,522.2)
Suplly chain finance	-	-	-	-	(455.1)	(455.1)
Loans and financing
Local currency	-	-	-	-	(3,454.4)	(3,454.4)
Foreign currency	-	-	-	-	(7,596.2)	(7,596.2)
Capital lease payable	-	-	-	-	(243.8)	(243.8)
Fair value
Loans and financing - NCE	-	-	-	-	(538.7)	(538.7)
	3,826.8	303.9	283.6	177.3	(15,810.4)	(11,218.8)

4.5.        Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the appropriate accounting standards, which refer to concepts of valuation and disclosure requirements.

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

The fair value measurement is based on 3 levels of hierarchy which considers observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s valuation methodology. These two types of inputs create the hierarchy of fair value set forth below:

•         Level 1 – Prices quoted (unadjusted) for identical instruments in active markets;

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

During 2015 and 2014, there were no transfers between levels 1 and 2 of the fair value measurement hierarchy of the Company.

	12.31.15
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	293.2	-	-	293.2
Brazilian foreign debt securities	65.9	-	-	65.9
Stocks	385.7	-	-	385.7
Held for trading
Bank deposit certificates	-	42.5	-	42.5
Financial treasury bills	155.3	-	-	155.3
Investment funds	177.8	-	-	177.8
Other financial assets
Derivatives designed as hedges	-	98.4	-	98.4
Derivatives not designated as hedges	-	31.0	-	31.0
	1,077.9	171.9	-	1,249.8
Liabilities
Financial liabilities
Loans and financing	-	-	-	-
Other financial liabilities
Derivatives designed as hedges	-	(656.0)	-	(656.0)
Derivatives not designated as hedges	-	(10.6)	-	(10.6)
	-	(666.6)	-	(666.6)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.14
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	187.9	-	-	187.9
Brazilian foreign debt securities	92.4	-	-	92.4
Investment funds	23.6	-	-	23.6
Held for trading
Bank deposit certificates	-	64.8	-	64.8
Financial treasury bills	218.8	-	-	218.8
Other financial assets
Derivatives designed as hedges	-	13.8	-	13.8
Derivatives not designated as hedges	-	29.3	-	29.3
	522.7	107.9	-	630.6
Liabilities
Financial liabilities
Loans and financing	-	(538.7)	-	(538.7)
Other financial liabilities
Derivatives designed as hedges	-	(245.7)	-	(245.7)
Derivatives not designated as hedges	-	(11.7)	-	(11.7)
	-	(796.1)	-	(796.1)

The following is a description of the valuation methodologies utilized by the Company for measuring financial instruments at fair value:

•         Investments in Credit linked notes, Brazilian foreign debt securities, Financial Treasury Notes (“LFT”), investment funds and stocks are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market;

•         Investments in Bank Deposit Certificates (“CDB”) are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

•         Derivative financial instruments are valued through existing pricing models widely accepted by financial market and described in appendix III of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 in the valuation hierarchy, including interest rates swap and foreign currency derivatives.

4.6.        Comparison between book value and fair value of financial instruments

Except for the items presented below, the book value of all other financial instruments approximate fair value. The fair value of financial instruments presented below was based in prices observed in active markets, Level 1 of the hierarchy for fair value measurement.

BRF S.A.

Notes to Consolidated Financial Statements

                                   Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		12.31.15		12.31.14
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(656.1)	(695.2)	(1,995.2)	(2,101.5)
BRF SA BRFSBZ4	2024	(2,906.4)	(2,718.6)	(1,961.0)	(1,953.9)
BRF SA BRFSBZ3	2023	(1,881.5)	(1,781.2)	(1,245.0)	(1,241.5)
BRF SA BRFSBZ7	2018	(502.1)	(427.0)	(501.2)	(439.5)
BRF SA BRFSBZ2	2022	(2,139.5)	(1,990.8)	-	-
BFF bonds
Sadia Overseas BRFSBZ7	2020	(475.3)	(499.7)	(595.4)	(679.6)
Sadia bonds
Sadia Overseas BRFSBZ6	2017	(443.3)	(462.0)	(427.3)	(457.5)
Quickfood bonds
Quickfood	2016	(285.7)	(285.7)	(190.1)	(190.1)
Total		(9,289.9)	(8,860.2)	(6,915.2)	(7,063.6)

4.7.        Sensitivity analysis

In preparation of the sensitivity analysis, Management considered the derivative financial instruments used to mitigate the currency risk and commodities as relevant risks and could impact the Company's results. Currently, Management believes that fluctuations in interest rates do not significantly affect its financial results, since the Company has opted to fix through derivative financial instruments (interest rate swap), a considerable portion of its variable rate.

The table below presents the possible impacts of derivative and non-derivative financial instruments considering scenarios of appreciation and depreciation of the main traded currencies by the Company with respect to its functional currency (Brazilian Real) and changes in corn prices on the Chicago Board of Trade (“CBOT”). The amount of exports utilized corresponds to notional amounts of derivative financial instruments the Company has entered into in order to hedge highly probable transaction.

Quantitative and qualitative information used in preparing these analyzes are based on the position for the year ended December 31, 2015. Future results may differ significantly from those estimated amounts.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		3.9048	3.5143	2.9286	4.8810	5.8572
Parity - Brazilian Reais x U.S. Dollar		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Financial instruments designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(13.7)	3.5	29.2	(56.7)	(99.6)
Fixed exchange rate	Devaluation of R$	7.5	86.0	203.7	(188.7)	(384.9)
Options - currencies	Devaluation of R$	-	295.2	1,013.9	647.6	1,786.8
Export prepayments	Devaluation of R$	(637.6)	(520.4)	(344.7)	(930.4)	(1,223.2)
Bonds	Devaluation of R$	(562.4)	(445.3)	(269.5)	(855.3)	(1,148.2)
Swaps	Devaluation of R$	(231.4)	(183.2)	(111.0)	(351.7)	(472.0)
Exports	Appreciation of R$	6.2	(384.7)	(1,246.9)	(402.2)	(1,302.3)
Financial instruments not designated as hedge accouting
NDF - Purchase	Appreciation of R$	(8.1)	(27.6)	(56.9)	40.7	89.5
Dollar Future sales - BM&FBovespa	Devaluation of R$	(0.9)	73.2	184.6	(186.4)	(371.9)
Net effect		(1,440.4)	(1,103.3)	(597.6)	(2,283.1)	(3,125.8)
Shareholders' equity		(1,431.4)	(1,149.0)	(725.3)	(2,137.4)	(2,843.5)
Statement of income		(9.0)	45.7	127.7	(145.7)	(282.3)

		4.2504	3.8254	3.1878	5.3130	6.3756
Parity - Brazilian Reais x Euro		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Financial instruments designated as hedge accouting
Non-deliverable forward	Devaluation of R$	1.1	14.6	34.9	(32.7)	(66.5)
Currency options	Devaluation of R$	3.8	17.0	36.8	10.5	43.4
Exports	Appreciation of R$	(4.9)	(31.6)	(71.7)	22.2	23.1
Financial instruments not designated as hedge accouting
Non-deliverable forward	Devaluation of R$	1.2	(62.5)	(158.2)	160.6	320.0
Net effect		1.2	(62.5)	(158.2)	160.6	320.0
Shareholders' equity		-	-	-	-	-
Statement of income		1.2	(62.5)	(158.2)	160.6	320.0

		5.7881	5.2093	4.3411	7.2351	8.6822
Parity - Brazilian Reais x GBP		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Non-deliverable forward	Devaluation of R$	0.5	6.9	16.4	(15.4)	(31.3)
Exports	Appreciation of R$	(0.5)	(6.9)	(16.4)	15.4	31.3
Financial instruments not designated as hedge accouting
NDF and Deliverable forward (hedge accouting)	Devaluation of R$	(0.4)	(12.0)	(29.4)	28.5	57.5
Net effect		(0.4)	(12.0)	(29.4)	28.5	57.5
Shareholders' equity		-	-	-	-	-
Statement of income		(0.4)	(12.0)	(29.4)	28.5	57.5

		0.0324	0.0292	0.0243	0.0405	0.0486
Parity - Brazilian Reais x JPY		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Non-deliverable forward	Devaluation of R$	(34.3)	(12.2)	20.8	(89.4)	(144.6)
Exports	Appreciation of R$	34.3	12.2	(20.8)	89.4	144.6
Financial instruments not designated as hedge accouting
Non-deliverable forward	Devaluation of R$	3.0	24.0	55.3	(49.3)	(101.6)
Net effect		3.0	24.0	55.3	(49.3)	(101.6)
Shareholders' equity		-	-	-	-	-
Statement of income		3.0	24.0	55.3	(49.3)	(101.6)

		142.80	128.52	107.10	178.50	214.20
Price parity CBOT - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward	Increase in the price of corn	(11.7)	(47.1)	(100.0)	76.6	164.9
Not designated as hedge accounting
NDF - Corn purchase	Increase in the price of corn	2.9	6.0	10.5	(4.7)	(12.4)
Net effect		(8.8)	(41.1)	(89.5)	71.9	152.5
Shareholders' equity		(11.7)	(47.1)	(100.0)	76.6	164.9
Statement of income		2.9	6.0	10.5	(4.7)	(12.4)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the Chief Decision Maker (“CDM”) for assessing the performance of each segment and allocating resources.

As disclosed in Note 1, in order to reflect the changes in the management structure occurred in 2015 the segment information for fiscal years 2015 and 2014 was prepared considering the five operating segments, as follows: Brazil, Latin America (“LATAM”), Europe, Middle East and Africa (“MEA”) and Asia, which primarily observe the geographical structure of the Company. The segment information as of December 31, 2014 and 2013 was prepared in order to be comparable to the information disclosed as of December 31, 2015.

These segments are disclosed according to the nature of the products as described below:

•         Poultry: involves the production and sale of whole poultry and in-natura cuts.

•         Pork and beef cuts: involves the production and sale of in-natura cuts.

•         Processed foods: involves the production and sale of frozen and processed products derived from poultry, pork and beef and other processed foods such as margarine and vegetable and soybean-based products.

•         Other sales: involves the production and sale of animal feed, soy meal, refined soy flour.

The net sales for each operating segment are presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Net sales	12.31.15	12.31.14	12.31.13
Brazil
Poultry	2,293.4	2,044.6	1,648.9
Pork and beef	733.9	1,041.1	1,063.2
Processed foods	12,227.5	11,383.9	10,721.5
Other sales	782.9	954.9	1,052.5
	16,037.7	15,424.5	14,486.1

Europe
Poultry	854.9	483.9	667.6
Pork and beef	850.4	895.6	900.6
Processed foods	1,934.3	1,713.2	1,441.4
	3,639.6	3,092.7	3,009.6

MEA
Poultry	6,364.9	4,909.9	4,666.0
Pork and beef	150.2	253.3	322.2
Processed foods	582.3	546.6	269.5
	7,097.4	5,709.8	5,257.7

Asia
Poultry	2,834.1	2,613.2	2,264.6
Pork and beef	373.8	388.4	400.8
Processed foods	81.6	71.4	58.5
	3,289.5	3,073.0	2,723.9

LATAM
Poultry	501.9	537.1	868.8
Pork and beef	294.9	313.6	275.4
Processed foods	1,284.3	806.2	1,162.8
Other sales	51.3	49.9	3.2
	2,132.4	1,706.8	2,310.2
	32,196.6	29,006.8	27,787.5

The operating income for each operating segment is presented below:

	12.31.15	12.31.14	12.31.13

Brazil	1,622.3	2,002.0	1,440.6
Europe	572.2	552.6	170.6
MEA	1,214.2	314.6	84.7
Asia	703.3	546.6	106.4
LATAM	116.4	62.5	94.1
	4,228.4	3,478.3	1,896.4

No customer was individually or in aggregate responsible for more than 5% of net sales for the years ended December 31, 2015, 2014 and 2013.

Goodwill and intangible assets with indefinite useful lives (trademarks) arising from business combination were allocated to the reportable operating segments, considering the nature of the products manufactured in each segment (cash-generating unit), as presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Goodwill		Trademarks		Total
	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14
Brazil	1,151.5	1,151.5	982.5	982.5	2,134.0	2,134.0
Europe	481.7	303.3	20.1	20.1	501.8	323.4
MEA	834.4	749.7	170.4	170.4	1,004.8	920.1
Ásia	78.3	78.3	-	-	78.3	78.3
LATAM	232.2	242.5	199.0	94.9	431.3	337.5
	2,778.1	2,525.3	1,372.0	1,267.9	4,150.2	3,793.3

The Company performed the impairment test of the assets allocated to the operating segments, as disclosed in note 19.

Information referring to the total assets by operating segments is not being disclosed, as it is not included in the set of information made available to the CDM, which take investment decisions and determine allocation of assets on a consolidated basis.

6.            BUSINESS COMBINATION AND ACQUSITION OF EQUITY INTEREST

6.1.        Business combination

6.1.1.   Business combination – Invicta Food Group Limited (“IFGL”)

On April 22, 2015, BRF, through its wholly-owned subsidiary BRF GmbH, signed with the shareholders (“sellers”) of Invicta Food Group Limited ("IFGL"), the final documents for establishing a new company (denominated BRF Invicta Ltd.), which has as its main objective the distribution of processed food in the United Kingdom, Ireland and Scandinavia.

The sellers contributed its IFGL operations and BRF GmbH contributed its operations in Europe (represented by the business of BRF UK, previously known as Plusfood UK) at BRF Invicta and BRF GmbH paid to the sellers the amount of GBP25.6 (equivalent to R$115.9), consequently BRF GmbH holds an equity interest of 62% of BRF Invicta.

Additionally, BRF GmbH recorded GBP8.0 (equivalent to R$36.3) as contingent consideration, which can be adjusted in a range from GBP4.0 to GBP12.0, based on the business operating performance and the appreciation of the shares of BRF S.A., and will be settled in January 2019.

The agreement signed between BRF GmbH and IFGL also includes a call option held by BRF GmbH, to be exercised from January 01, 2019 to December 31, 2020 and a put option, held by minority shareholders relating to the remaining 38% equity interest, to be exercised from January 01, 2023 to March 31, 2023. BRF recognized a non-current liability, related to the put option in the amount of GBP53.1 (equivalent to R$240.9) referring to the fair value of the exercise price of the put option to reflect the acquisition of non-controlling interest. This liability corresponds to R$307.3 as of December 31, 2015.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The fair value of the acquired assets and assumed liabilities for the allocation of the purchase price paid by BRF Invicta to acquire IFGL are as follows:

Fair value recognized at the acquisition date
Cash and cash equivalents	25.1
Trade accounts receivable, net	37.6
Inventories	68.3
Property, plant and equipment, net	5.0
Intangible assets	196.2
Customer relationship	147.4
Import quotas	48.8
332.2

Trade accounts payable	30.2
Tax payable	1.1
Other liabilities	2.3
Deferred taxes	39.2
72.8

Net asset acquired	259.4

Fair value of consideration paid	393.1
Goodwill from the acquisition	133.7

The fair value of the consideration paid was determined as follows:

Cash	115.9
Contingent consideration	36.3
Transfer of shares of BRF Invicta at market value (1)	240.9
Fair value of consideration	393.1

(1)       A gain of R$111.2 corresponding to the difference of historical cost and market value of BRF Invicta shares was recognized as capital reserve in shareholder’s equity.

BRF Invicta Ltd contributed with net sales of R$393.5 and net profit of R$20.3 from the acquisition date to December 31, 2015 to the consolidated net profit. If the acquisition had occurred at the beginning of year 2015, the consolidated net revenues for this year would be increased by R$109.4 and the consolidated net profit of the year would be increased by R$4.3.

6.2.        Acquisition of Equity Interest

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.2.1.   Acquisition of equity interest of SATS BRF Food Pte. Ltd (“SATS BRF”)

On June 02, 2015, BRF, through its wholly-owned subsidiary BRF GmbH, signed an agreement with Singapore Food Industries Pte. Ltd. (“SFI”) for the formation of a joint venture in Singapore, of which BRF acquired 49%. SFI is a wholly-owned subsidiary of SATS Ltd., which is the leading provider of airport food catering in Asia, and listed on the Singapore Exchange ("SGX").

The joint venture was named SATS BRF Food Pte. Ltd. ("SATS BRF"). The total consideration was SGD26.0 (R$60.6) (see below):

Cash – consideration paid	60.6

Fair value of equity interest at the acquisition date	(54.9)

Goodwill	5.7

SATS BRF will focus on expanding the offer of processed foods and semi-processed of high value added, initially for the Singapore market.

The SATS BRF’s investment is measured based on the equity method and classified as joint venture.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

7.            CASH AND CASH EQUIVALENTS

	Average rate (p.a.)
		12.31.15	12.31.14
Cash and bank accounts
U.S. Dollar	-	665.6	1,309.8
Brazilian Reais	-	65.3	101.7
Euro	-	556.4	311.3
Other currencies	-	330.9	115.7
		1,618.2	1,838.5
Highly liquid investments
In Brazilian Reais
Investment funds	15.12%	14.6	13.8
Interest bearing account	5.66%	11.0	-
Bank deposit certificates	14.23%	486.0	1,644.1
		511.6	1,657.9
In U.S. Dollar
Fixed term deposit	1.31%	2,785.9	1,521.4
Overnight	0.08%	430.5	901.9
In Euro
Fixed term deposit	-	-	78.2
Other currencies
Fixed term deposit	5.24%	16.7	9.0
		3,233.1	2,510.5
		5,362.9	6,006.9

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

8.            MARKETABLE SECURITIES

			Average interest rate (p.a.)
	WATM (1)	Currency		12.31.15	12.31.14
Available for sale
Credit linked note (a)	4.41	US$	3.92%	293.2	187.9
Brazilian foreign debt securities (b)	2.34	US$	2.98%	65.9	92.4
Shares in listed companies (f)	-	R$	-	385.7	-
Investment funds (c)	-	ARS	-	-	23.6
				744.8	303.9
Held for trading
Bank deposit certificates ("CDB") (d)	5.42	R$	13.97%	42.5	64.8
Financial treasury bills (e)	4.54	R$	14.15%	155.3	218.8
Investment funds (c)	1.00	ARS	29.31%	177.8	-
				375.6	283.6
Held to maturity
Financial treasury bills (e)	1.72	R$	14.15%	70.3	62.1
				1,190.7	649.6

Current				734.7	587.5
Non-current				456.0	62.1

(1)     Weighted average maturity in years.

(a)  The credit linked note is a structured transaction with a first-class financial institution that bears periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated at pre and post-fixed rates.

(c)  The fund in foreign currency is basically represented by public and private securities

(d)  Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates ranging from 98% to 100% of the Interbank Deposit Certificate (“CDI”).

(e)  Financial Treasury Bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

(f)   This comprises the market value of 29,000.0 stocks from Minerva (BEEF3) (note 17.2).

The unrealized loss due to the changes in fair value of the available for sale securities, recorded in other comprehensive income, corresponds to R$8.5, net of income tax of R$2.0, as of December 31, 2015 (loss of R$17.3 net of income tax of R$0.2 as of December 31, 2014).

Additionally, on December 31, 2015, from the total of marketable securities, R$99.3 (R$32.4 as of December 31, 2014)  were pledged as collateral (without restrictions for use) for operations with future contracts denominated in U.S. Dollars, traded on the Futures and Commodities Exchange (“BM&FBovespa”).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company also has restricted cash of R$1,826.1 on December 31, 2015 (R$115.2 on December 31, 2014), see note 16.

The non-current marketable securities as of December 31, 2015 matures in 2017.

The Company conducted an analysis of sensitivity to foreign exchange rate as disclosed in note 4.7.

9.            TRADE ACCOUNTS RECEIVABLE, NET AND NOTES RECEIVABLE

	12.31.15	12.31.14
Trade accounts receivable, net
Domestic customers	1,928.2	1,476.4
Domestic related parties	0.6	1.6
Foreign customers	2,146.0	1,693.3
Foreign related parties	250.8	1.3
	4,325.6	3,172.6
( - ) Adjustment to present value	(13.2)	(10.2)
( - ) Allowance for doubtful accounts	(432.0)	(107.8)

	3,880.4	3,054.6

Current	3,876.3	3,046.9
Non-current	4.1	7.7

Notes receivable	569.8	603.0
( - ) Adjustment to present value	(2.9)	(9.6)
( - ) Allowance for doubtful accounts	(32.4)	(16.7)

	534.5	576.7

Current	303.7	215.1
Non-current (1)	230.8	361.7

(1) Weighted average maturity of 3.18 years.

On December 31, 2015 notes receivable are comprised mainly by receivables from the (i) sale of Ana Rech assets to JBS, of R$101.2; (ii) sale of assets of Vila Anastácio, former headquarters of Sadia, of R$22.2; (iii) sale of Carambeí plant to Seara, of R$88.2 and (iv) disposal of various other assets and farms, R$309.2.

The trade accounts receivable from related parties refers to transaction with associates UP!, in the domestic market and with joint ventures AKF and SATS BRF in the foreign market.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of allowance for doubtful accounts is presented below:

	12.31.15	12.31.14
Beginning balance	107.8	107.5
Additions (1)	301.4	91.3
Business combination	-	2.8
Reversals	(65.8)	(57.8)
Write-offs	(30.9)	(34.0)
Exchange rate variation	119.5	(2.0)
Ending balance	432.0	107.8

(1) Refers mainly to doubtful accounts in foreign markets.

The aging of trade accounts receivable is as follows:

	12.31.15	12.31.14
Current	3,483.4	2,793.4
Overdue
01 to 60 days	343.2	118.9
61 to 90 days	30.3	30.0
91 to 120 days	37.7	42.1
121 to 180 days	7.0	74.0
181 to 360 days	70.8	13.8
More than 361 days	353.2	100.4
( - ) Adjustment to present value	(13.2)	(10.2)
( - ) Allowance for doubtful accounts	(432.0)	(107.8)
	3,880.4	3,054.6

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

10.         INVENTORIES

	12.31.15	12.31.14
Finished goods	2,601.2	1,551.4
Goods for resale	6.0	23.0
Work in process	157.8	207.0
Raw materials	620.7	517.5
Packaging materials	83.6	96.3
Secondary materials	341.7	232.7
Warehouse	173.1	164.9
Goods and imports in transit	154.8	200.2
Advances to suppliers	8.7	10.7
(-) Provision for adjustment to realizable value	(20.0)	(1.2)
(-) Provision for deterioration	(49.6)	(19.5)
(-) Provision for obsolescense	(12.2)	(18.1)
(-) Adjustment to present value	(32.9)	(23.5)
	4,032.9	2,941.4

The write-offs of products sold from inventories to cost of sales during the year ended December 31, 2015 totaled R$22,107.7 (R$20,497.4 for the year ended December 31, 2014 and R$20,877.6 for the year ended December 31, 2013). Such amounts include the additions and reversals of inventory provisions presented in the table below:

	Provision for adjustment to realizable value		Provision for deterioration		Provision for obsolescence		Total
	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14
Beginning balance	(1.2)	(31.6)	(19.5)	(19.1)	(18.1)	(5.2)	(38.8)	(55.9)
Additions	(18.2)	(14.1)	(70.6)	(48.1)	(5.1)	(17.1)	(93.9)	(79.3)
Reversals	2.3	68.6	-	-	-	-	2.3	68.6
Write-offs	-	-	39.3	46.5	12.2	4.5	51.5	51.0
Exchange rate variation	(2.9)	(24.1)	1.2	1.2	(1.2)	(0.3)	(2.9)	(23.2)
Ending balance	(20.0)	(1.2)	(49.6)	(19.5)	(12.2)	(18.1)	(81.8)	(38.8)

On December 31, 2015, there were no inventory items pledged as collateral for rural credit operations (R$40.0 in December 31, 2014).

11.         BIOLOGICAL ASSETS

The current and non-current balances are presented below:

	12.31.15	12.31.14

Live animals	1,329.9	1,130.6
Total current	1,329.9	1,130.6

Live animals	530.9	460.8
Forests	230.2	222.4
Total non-current	761.0	683.2
	2,090.9	1,813.8

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of biological assets is presented below:

	Current								Non-current
	Live animals								Live animals						Forests		Total
	Poultry		Pork		Cattle		Total	Total	Poultry		Pork		Cattle
	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14
Beginning balance	516.0	531.7	614.6	586.5	-	87.7	1,130.6	1,205.9	244.3	244.3	215.9	201.7	0.6	0.1	222.4	122.9	683.2	569.0
Acquisition	183.1	146.0	1,234.6	1,088.4	-	26.0	1,417.7	1,260.4	32.1	27.2	142.0	124.0	-	-	-	-	174.1	151.2
Fair value measurement (1)	1,336.3	1,128.2	123.2	56.0	-	0.2	1,459.5	1,184.4	71.1	28.0	(62.1)	(49.4)	0.3	0.5	9.4	24.0	18.7	3.1
Harvest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(26.6)	(23.4)	(26.6)	(23.4)
Write-off	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2.4)	(1.0)	(2.4)	(1.0)
Transfer between current and non-current	52.6	55.3	59.8	60.4	-	-	112.4	115.7	(52.6)	(55.3)	(59.8)	(60.4)	-	-	-	-	(112.4)	(115.7)
Transfer of the held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	27.3	99.9	27.3	99.9
Transfer to inventories	(1,492.3)	(1,344.7)	(1,297.8)	(1,176.6)	-	(113.9)	(2,790.1)	(2,635.2)	-	-	-	-	(0.9)	-	-	-	(0.9)	-
Exchange variation	(0.1)	(0.6)	-	-	-	-	(0.1)	(0.6)	-	0.1	-	-	-	-	-	-	-	0.1
Ending balance	595.5	516.0	734.4	614.6	-	-	1,329.9	1,130.6	294.9	244.3	236.0	215.9	-	0.6	230.2	222.4	761.0	683.2

(1)   This includes depreciation of breeding stock of R$545.0 (R$526.2 as of December 31, 2014) (fair value is reduced throughout the useful lives of the animals).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Purchases of biological assets for production (non-current) occur when the Company expects that the production plan cannot be met with its own animals. These acquisitions refer to immature animals in the beginning of the life cycle.

Live animals are classified in the categories of poultry and pork and separated into consumable and for production.

The animals classified as consumables are those intended for slaughtering to produce in-natura meat or processed foods. Until they reach the adequate weight for slaughtering, they are classified as immature. The slaughtering and production process occurs sequentially and in a very short period of time, so that only live animals ready for slaughtering are classified as mature.

The animals classified as for production (breeding stock) are those that have the function of producing other biological assets. Until they reach the age of reproduction they are classified as immature and when they are able to initiate the reproductive cycle, they are classified as mature.

The Company has determined that the cost approach is the most appropriate methodology valuation technique allowed under IFRS 13 for calculating the fair value measurement of its live animals, as particularly given the short life of the biological assets, the price that would be received from a market participant for the assets would be based on the cost to such a participant to raise an animal to the same point in its lifecycle. In the case of animals held for breeding, this cost is reduced over time to take account of its decline in value over its useful life. The Company has determined that the income approach is the most appropriate valuation technique allowed under IFRS 13 for calculating the fair value measurement of its forests due to the longer lives of such assets.

The fair value of live animals and forests is determined using inputs that are unobservable, using the best information available in the circumstances for using the assets and therefore are classified in the level 3 category of fair value measurement under IFRS 13.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The quantities and fair value per category of live animals are presented below:

	12.31.15		12.31.14
	Quantity (million of heads)	Fair value	Quantity (million of heads)	Fair value
Consumable biological assets
Immature poultry	180.0	595.5	177.9	516.0
Immature pork	3.5	734.4	3.4	614.6
Total current	183.5	1,329.9	181.3	1,130.6

Production biological assets
Immature poultry	6.7	108.8	6.8	89.3
Mature poultry	11.4	186.1	11.5	155.0
Immature pork	0.2	51.2	0.2	44.6
Mature pork	0.4	184.8	0.4	171.3
Immature cattle	-	-	-	0.4
Mature cattle	-	-	-	0.2
Total non-current	18.7	530.9	18.9	460.8
	202.2	1,860.8	200.2	1,591.3

12.         RECOVERABLE TAXES

	12.31.15	12.31.14
State ICMS ("VAT")	1,219.7	1,048.2
PIS and COFINS ("Federal Taxes to Social Fund Programs")	397.8	289.4
Income tax credits	416.6	585.2
IPI ("Federal VAT")	60.1	59.6
INSS ("Brazilian Social Security")	146.2	66.9
Other	131.5	105.1
(-) Provision for losses	(171.4)	(233.2)
	2,200.5	1,921.2

Current	1,231.8	1,009.1
Non-current	968.7	912.1

The rollforward of the allowance for losses is presented below:

	State ICMS ("VAT")		PIS and COFINS ("Federal Taxes to Social Fund Programs")		Income and social contribution tax		IPI ("Federal VAT")		Other		Total
	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14
Beginning balance	(169.5)	(175.7)	(31.5)	(17.7)	(9.0)	(8.6)	(14.7)	(14.7)	(8.5)	(7.8)	(233.2)	(224.5)
Additions	(17.6)	(14.6)	(14.5)	(13.8)	-	(0.5)	-	-	(0.7)	(1.6)	(32.8)	(30.5)
Write-offs	73.2	20.9	20.9	-	-	-	-	-	0.1	-	94.2	20.9
Exchange rate variation	-	-	-	-	-	-	-	-	0.4	0.9	0.4	0.9
Ending balance	(113.9)	(169.5)	(25.1)	(31.5)	(9.0)	(9.0)	(14.7)	(14.7)	(8.7)	(8.5)	(171.4)	(233.2)

12.1.     State ICMS (“VAT”)

Due to its (i) export activity, (ii) domestic sales that are subject to reduced tax rates and (iii) purchases of in property, plant and equipment, the Company accumulates tax credits that are offset against debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS tax credits in the States of Mato Grosso do Sul, Paraná, Minas Gerais, Santa Catarina and Distrito Federal, for which realization will occur in short or long term, based on a recoverability study  prepared by Management.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.2.     PIS and COFINS

Tax credits on Contribution to the Social Integration Program (“PIS”) and Contribution to Social Fund Programs (“COFINS”) arise from purchases of raw materials used in the production of exported products or products that are taxed at zero rate, such as in-natura meat, margarine and butter. The recovery of these tax credits can be achieved by offsetting them against domestic sales operations of taxed products and other federal taxes or compensation claims.

12.3.     Income tax credits

These correspond to withholding taxes on marketable securities and prepayments of income and social contribution taxes, which are realizable by offsetting them against other federal taxes.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.         ASSETS AND LIABILITIES OF  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

13.1.     Breakdown of the balances

	12.31.15	12.31.14
Assets
Current
Trade accounts receivable	-	233.0
Inventories	-	213.0
Total current assets	-	446.0

Non-current
Investments	-	15.1
Property, plant and equipment, net (1)	32.4	825.5
Intangible	-	671.4
Total non-current assets	32.4	1,512.0

Total Assets	32.4	1,958.0

Liabilities
Current
Trade accounts payable	-	279.0
Social and labor obligations	-	14.3
Tax Obligations	-	14.4
Deferred Taxes	-	200.6
Total current liabilities	-	508.3

Total Liabilities	-	508.3

Assets and liabilities of discontinued operations and assets held for sale	32.4	1,449.7

(1)    In 2014 it includes R$74.8 related to other assets held for sale, that are not related to the discontinued operations of the dairy segment.

13.2.     Discontinued operations

On July 01, 2015, BRF concluded with Lactalis (“buyer”) the disposal of its manufacturing facilities of the dairy segment, which includes: i) manufacturing facilities located in the cities of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), Três de Maio I (RS), Três de Maio II (RS) and Santa Rosa (RS); and (ii) related assets and trademarks dedicated to such segment (Batavo, Elegê, Cotochés, Santa Rosa and DoBon) (“Transaction”).

The value of the transaction was fixed in U.S. Dollars (USD) by the amount of US$697.8, at the agreement date (December 12, 2014) and was received on July 01, 2015.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

As the Transaction was fixed in U.S. Dollars (“USD”) and considering that the functional currency of BRF and the buyer is different from USD, an embedded derivative was recognized as required by IAS 39. The gain resulting from the determination of the fair market value of the embedded derivative totaled R$194.2 and was recognized as finance income.

BRF recorded a gain of R$212.9 at the completion date of the transaction (note 13.3.1).

The profit (loss) recorded in the periods the segment was considered as discontinued operations and also the cash flows registered until the transaction conclusion (July 01, 2015), as well as the gain recognized in the disposal of the assets related to the dairy segment are presented below:

13.3.     Net income (loss) from  discontinued operations

	12.31.15(1)	12.31.14	12.31.13
Net Sales	1,122.8	2,720.4	2,733.8
Cost of sales	(905.8)	(2,111.5)	(2,075.5)
Gross Profit	217.0	608.9	658.3
Operating Income (Expenses)
Selling	(188.2)	(424.9)	(483.3)
General and administrative	(13.5)	(30.0)	(34.8)
Other operating expenses, net	(20.6)	(30.6)	(77.3)
Equity in income (loss) of associates	(1.9)	(2.8)	0.4
Income (Loss) Before Financial Expense	(7.2)	120.6	63.3
Financial expense	(0.3)	-	-
Income (Loss) Before Taxes	(7.5)	120.6	63.3
Income tax expenses	0.4	(30.8)	(16.2)
Net profit (Loss) from Discontinued Operations	(7.1)	89.8	47.2

(1)    Correspond to dairy segment operations until June 30, 2015.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.3.1.      Gain on the disposal of discontinued operations

Proceeds received on 07.01.15	2,153.6
Cash	1,838.1
Restricted cash	315.5
Price adjustment (1)	73.2
Gross revenue	2,226.8
Embedded derivative gain	(194.2)
Net proceeds	2,032.6
Net book value of the discontinued operations	(1,819.7)
Gain on the disposal of discontinued operations	212.9

Embedded derivative gain:
Recognized in 2014	28.0
Recognized in 2015	166.2
194.2

(1)   As determined according to the terms of the contract with Lactalis.

13.3.2.      Operational result from the sale of discontinued operations

Operational result from the sale of discontinued operations
Loss from discontinued operations	(7.5)
Current income taxes	0.4
Net loss from discontinued operations	(7.1)

Gain on the disposal of discountinued operations	212.9
Tax on the gain	(22.7)
Net gain on the disposal of discontinued operations	190.2

Income from discontinued operations	183.1

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.4.     Statements of cash flows of discontinued operations

	12.31.15 (1)	12.31.14	12.31.13

Net profit from discontinued operations	183.1	89.8	47.2
Adjustments to reconcile net income to net cash provided by discontinued operations
Depreciation, amortization and exhaustion	4.0	67.5	58.7
Equity in income of affiliates	1.9	2.9	(0.3)
Deferred income tax	(8.9)	-	-
Gain from discontinued operations	(190.2)	-	-
Trade accounts receivable	81.6	-	-
Inventories	(67.5)	-	-
Trade accounts payable	(54.6)	-	-
Other assets and liabilities	53.0	-	-
Net cash provided by discontinued operating activities	2.4	160.2	105.6

Investing activities from discontinued operations
Acquisition of property, plant and equipment	(12.3)	(51.2)	(87.7)
Net cash used in investing activities of continued operations	(12.3)	(51.2)	(87.7)

Proceeds from debt issuance	10.0	-	-
Advance for future capital increase	10.0	-	-
Net cash provided by financing activities from discontinued operations	20.0	-	-
Net increase in cash and cash equivalents	10.2	-	-
Net cash provided by discontinued operations	10.2	109.0	17.8

(1)     Correspond to dairy segment operations until June 30, 2015.

BRF S.A.

Notes to Consolidated Financial Statements

                                   Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.         INCOME TAXES
14.1.     Deferred income taxes

	12.31.15	12.31.14
Assets
Tax loss carryforwards (corporate income tax)	1,077.6	697.8
Negative calculation basis (social contribution tax)	400.1	263.2
	1,477.7	961.0
Temporary differences
Provisions for tax, civil and labor risks	220.0	204.2
Suspended collection taxes	63.0	69.1
Allowance for doubtful accounts	113.1	7.7
Provision for property, plant and equipment losses	5.5	15.5
Provision for losses on tax credits	52.8	73.9
Provision for other obligations	93.7	52.9
Employees' profit sharing	87.3	118.9
Provision for inventory losses	20.0	11.6
Employees' benefits plan	101.7	106.8
Business combination - Sadia (1)	451.2	583.8
Unrealized losses on derivatives financial instruments	105.4	56.6
Provision for losses - notes receivable	11.3	8.2
Other temporary differences	85.2	51.9
	2,887.9	2,322.1

Liabilities
Temporary differences
Business combination - Sadia (1)	(719.4)	(750.5)
Business combination - other companies	(21.6)	(75.7)
Unrealized gains on derivatives	(28.0)	(10.6)
Difference between tax basis and accounting basis of goodwill amortization	(206.8)	(223.2)
Difference between tax depreciation rate and accounting depreciation rate (useful life)	(601.0)	(511.4)
Other temporary differences	(55.1)	(36.7)
	(1,631.9)	(1,608.1)

Total net deferred tax assets	1,256.0	714.0

Business combination - Dánica and Avex	(12.5)	(15.6)
Business combination - AFC	(45.2)	(34.6)
Business combination - AKF	(5.9)	(4.3)
Business combination - Federal Foods	(10.2)	(7.8)
Business combination - Invicta	(50.1)	-
Other - exchange variation	(64.4)	(27.9)
	(188.3)	(90.2)
Total deferred tax	1,067.7	623.8

(1)         The deferred tax asset on the business combination with Sadia is mainly computed on the difference between the goodwill tax basis and goodwill accounting basis identified in the purchase price allocation. Deferred tax liability on business combination with Sadia is substantially represented by the fair value of property, plant and equipment, trademarks and contingent liabilities.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of deferred tax is set forth below:

	12.31.15	12.31.14

Beginning balance	623.8	645.1
Deferred income taxes recognized in the statement of income	406.6	(235.2)
Deferred income taxes - write-off dairy business	(200.6)	200.6
Deferred income taxes recognized in other comprehensive income	328.1	52.8
Business combination	(39.2)	(46.7)
Exchange variation over deferred income taxes related to business combination	(30.3)	(0.3)
Other	(20.7)	7.5
Ending balance	1,067.7	623.8

Certain subsidiaries of the Company located in Brazil have tax loss carryforwards of R$16.4 and R$16.2, respectively, (R$16.5 and R$16.3 as of December 31, 2014), for which no deferred tax asset was recorded. If there was an expectation that such tax credits would be realized the amount to be recognized in the balance sheet would be R$5.5 (R$5.6 as of December 31, 2014).

14.2.      Estimated time of realization

Deferred tax arising from temporary differences that will be realized as they are settled or realized. The period of the settlement or realization of such differences would not be properly estimated and is subject to several factors that are not under control of Management.

When assessing the likelihood of the realization of deferred tax assets on income tax loss carryforward, Management considers the Company’s budget, strategic plan and projected taxable income. Based on this estimate, Management believes that it is probable that the deferred tax will be realized, as shown below:

2016	89.6
2017	161.5
2018	228.9
2019	271.6
2020 onwards	726.1
1,477.7

BRF S.A.

Notes to Consolidated Financial Statements

                                   Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.3.     Income and social contribution taxes reconciliation

	12.31.15	12.31.14	12.31.13

Income before taxes from continued operations	2,558.2	2,487.6	1,148.8
Nominal tax rate	34%	34%	34%
Expected tax expense at nominal tax rate	(869.8)	(845.8)	(396.0)

Reconciling items:
Equity interest in income of subsidiaries, associates and joint venture	(35.3)	8.7	4.5
Exchange rate variation on net foreign assets	460.2	43.1	129.9
Difference of tax rates on the results of foreign subsidiaries	641.5	150.4	(125.4)
Interest on shareholders' equity	305.7	250.8	246.2
Taxation of foreign profits	(54.6)	-	(0.6)
Stock options	(20.0)	(7.0)	-
Transfer price	(8.4)	(2.7)	(1.0)
Profit sharing	(10.5)	(9.0)	(11.2)
Penalties	(4.2)	(15.1)	1.7
Investment grant	44.8	47.7	41.2
Other permanent differences	(59.8)	26.3	(18.5)
	389.6	(352.6)	(129.2)

Current income tax	(17.1)	(117.4)	(13.1)
Deferred income tax	406.6	(235.2)	(116.0)
	389.6	(352.6)	(129.2)

Taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	12.31.15	12.31.14	12.31.13
Taxable income (loss) from foreign subsidiaries	2,064.7	576.0	(412.6)
Current income tax credit (expense) from foreign subsidiaries	(41.0)	(37.6)	(19.9)
Deferred income tax from foreign subsidiaries	5.8	(8.3)	26.2

The Company has determined that the earnings recorded by the holdings of its wholly-owned subsidiaries located abroad will not be distributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income tax was recognized. The undistributed earnings corresponds to R$4,950.0 as of December 31, 2015 (R$1,896.5 as of December 31, 2014).

Brazilian income taxes are subject to review for a five year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties. The subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

BRF S.A.

Notes to Consolidated Financial Statements

                                   Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

15.         JUDICIAL DEPOSITS

Rollforward of judicial deposits is presented below:

	Tax		Labor		Civil, commercial and other		Total
	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14
Beginning balance	352.2	292.6	231.4	156.0	32.1	30.1	615.7	478.7
Additions	28.2	42.5	131.6	111.8	8.8	7.4	168.6	161.7
Reversals	(31.5)	(9.3)	(15.9)	(13.8)	(0.2)	(5.3)	(47.6)	(28.4)
Write-offs	(4.6)	(3.7)	(59.6)	(33.6)	(0.1)	(1.8)	(64.3)	(39.1)
Price index update	32.4	30.1	24.6	10.8	3.5	2.6	60.5	43.5
Exchange rate variation	-	-	(0.9)	0.2	-	(0.9)	(0.9)	(0.7)
Ending balance	376.7	352.2	311.2	231.4	44.2	32.1	732.1	615.7

16.         RESTRICTED CASH

			Average interest rate (p.a.)
	Maturity (1)	Currency		12.31.15	12.31.14

Bank deposit certificates (2)	1.49	R$	13.97%	337.0	-
National treasury certificates (3)	4.23	R$	22.54%	142.8	115.2
Bank deposit (4)	-	US$	-	1,346.3	-
				1,826.1	115.2

Current				1,346.3	-
Non-current				479.8	115.2

(1)    Weighted average maturity in years.

(2)    The deposit, which matures on 2017, was pledged as collateral in the disposal of the dairy segment to Groupe Lactalis (“Parmalat”).

(3)    The national treasury certificates, which mature on 2020, are pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”) (note 20).

(4)    Deposit related to the business combination with Golden Foods Siam, which was released to the seller at January 26, 2016 (note 40.3).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.         INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

17.1.     Investments breakdown

	12.31.15	12.31.14
Investment in associates and joint ventures	102.5	137.4
Goodwill Minerva	-	247.3
Goodwill AKF	75.1	52.4
Goodwill SATS BRF	6.8	-
	184.4	437.1
Other investments	1.5	1.4
	185.9	438.4
The exchange rate variation result on the investments in foreign subsidiaries, whose functional currency is Brazilian Reais, resulted in a gain of R$1,353.5 on December 31, 2015 (a gain of R$126.7 for the year ended December 31, 2014 and a gain of 382.2 for the year ended December 31,2013 ), which was recognized as finance income.

On December 31, 2015, these associates and joint ventures do not have any restriction to transfer dividends or repay their loans or advances to the Company.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.2.     Summary of financial information of associates

	K&S		Minerva		Nutrifont		PP-BIO		PR-SAD		UP!		Total
	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14
Current assets	54.7	46.1	-	2,648.9	-	40.4	-	-	-	-	79.3	73.1
Non-current assets	13.2	8.9	-	3,566.3	-	123.7	5.0	4.1	10.3	6.0	0.2	0.2
Current liabilities	(22.3)	(18.5)	-	(1,357.8)	-	(130.7)	-	-	-	-	(79.5)	(73.3)
Non-current liabilities	(0.9)	(0.8)	-	(4,182.3)	-	(3.1)	-	-	-	-	-	-
Shareholder's equity	44.7	35.7	-	675.1	-	30.3	5.0	4.1	10.3	6.0	-	-

% of participation	49.0%	49.0%	15.1%	16.3%	50.0%	50.0%	33.3%	33.3%	33.3%	33.3%	50.0%	50.0%

Book value of investment	21.9	17.5	-	110.0	-	15.1	1.7	1.4	3.4	2.0	-	-
Transfer to held for sale	-	-	-	-	-	(15.1)	-	-	-	-	-	-
Book value of investment	21.9	17.5	-	110.0	-	-	1.7	1.4	3.4	2.0	-	-	27.0	130.9

Dividends declared	1.4	1.2	-	-	-	-	-	-	-	-	26.0	63.7	27.4	64.9

	K&S		Minerva		Nutrifont		PP-BIO		PR-SAD		UP!
	12.31.15	12.31.14	12.31.15 (1)	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14
Net revenues	117.6	105.3	4,049.5	981.0	-	-	-	-	-	-	192.2	212.7
Net income (loss)	11.7	10.5	(830.2)	(104.5)	(2.6)	(5.7)	-	-	-	-	52.0	70.5

Equity pick-up	5.7	5.1	(131.9)	(17.0)	(1.3)	(2.8)	-	-	-	-	26.0	35.3	(101.5)	20.6

(1)     Refers to equity pick up loss booked through October 29, 2015 when the carrying amount of the investment was reclassified to available for sale securities as the investment is no longer qualified as investment in associate upon management decision to dispose of the stocks of Minerva.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.3.   Summary of financial information of joint ventures

	AKF		Federal Foods	Rising Star	SATS BRF	Total
	12.31.15	12.31.14	12.31.14	12.31.14	12.31.15	12.31.15	12.31.14
Assets
Current	138.1	73.9	-	-	253.4
Cash and cash equivalents	27.5	8.3	-	-	84.1
Prepaid expenses	1.6	0.1	-	-	0.4
Other current assets	109.0	65.6	-	-	168.9
Non-current	9.1	5.7	-	-	14.4
Liabilities	-	-	-	-	-
Current	(105.3)	(61.0)	-	-	(145.5)
Trade accounts payable	(4.5)	(7.3)	-	-	(126.9)
Tax payable	(6.0)	(3.6)	-	-	-
Other current liabilities	(94.8)	(50.0)	-	-	(18.6)
Non-current	(3.2)	(2.4)	-	-	-
Loans and financing	-	(0.2)	-	-	-
Deferred taxes	(3.2)	(2.2)	-	-	-
Shareholder's equity	38.7	16.2	-	-	122.3

% of equity interest	40.0%	40.0%	49.0%	50.0%	49.0%

Book value of investment	15.5	6.5	-	-	59.9	75.5	6.5

	AKF		Federal Foods	Rising Star	SATS BRF	Total
	12.31.15	12.31.14	12.31.14	12.31.14	12.31.15	12.31.15	12.31.14
Net sales	347.8	67.5	174.0	137.4	370.4
Depreciation and amortization	(3.4)	(0.5)	(25.2)	(5.5)	(0.1)
Financial expense	(0.6)	(0.7)	-	-	-
Income before taxes	9.8	0.1	5.3	(0.9)	(9.8)
Net income (loss)	9.8	0.1	5.3	(0.9)	(9.8)

% of equity interest	40.0%	40.0%	49.0%	50.0%	49.0%

Equity pick-up	3.9	-	2.6	(0.5)	(4.8)	(0.9)	2.1

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

18.         PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment rollforward is presented below:

	Weighted average depreciation rate (p.a.)	12.31.14	Additions	Additions from discontinued operations	Business combinations	Disposals	Reversals	Transfers (1)	Exchange rate variation	12.31.15
Cost
Land	-	545.0	0.7	-	-	(11.8)	-	54.0	(3.2)	584.7
Buildings and improvements	-	5,099.3	8.0	-	4.7	(93.9)	-	350.5	69.4	5,437.9
Machinery and equipment	-	6,303.4	62.7	0.1	3.2	(127.1)	-	740.8	44.2	7,027.1
Facilities	-	1,757.4	0.1	-	-	(39.7)	-	110.1	26.5	1,854.5
Furniture	-	100.4	1.6	0.1	-	(4.8)	-	35.3	5.3	137.9
Vehicles	-	144.0	1.0	-	1.6	(6.8)	-	(110.6)	(8.9)	20.3
Construction in progress	-	607.7	1,454.4	8.1	-	-	-	(1,285.9)	5.5	789.8
Advances to suppliers	-	20.3	72.9	-	-	-	-	(73.0)	(1.4)	18.8
		14,577.5	1,601.4	8.3	9.5	(284.1)	-	(178.8)	137.4	15,871.0

Depreciation
Buildings and improvements	3.05%	(1,359.8)	(154.9)	-	(0.2)	14.9	-	(18.2)	(7.6)	(1,525.9)
Machinery and equipment	5.82%	(2,486.2)	(381.5)	-	(3.0)	97.9	-	4.8	(18.0)	(2,786.0)
Facilities	3.82%	(507.9)	(73.5)	-	-	13.4	-	17.8	0.4	(549.9)
Furniture	7.94%	(54.6)	(10.5)	-	-	3.7	-	0.2	(3.5)	(64.7)
Vehicles	19.97%	(59.0)	(8.6)	-	(0.8)	3.4	-	54.1	1.9	(9.0)
		(4,467.5)	(628.9)	-	(4.1)	133.3	-	58.7	(26.9)	(4,935.5)
Provision for losses		(50.7)	(21.8)	-	-	36.4	16.2	-	-	(19.8)
		10,059.3	950.7	8.3	5.5	(114.5)	16.2	(120.2)	110.4	10,915.8

(1)     Refers to the transfer of R$70.5 to intangible assets, R$27.3 to biological assets and R$22.3 to assets held for sale.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Weighted average depreciation rate (p.a.)	12.31.13	Additions	Additions from discontinued operations	Business combination	Disposals	Reversals	Transfers	Net transfers between held for sale	Exchange rate variation	12.31.14
Cost
Land	-	567.1	7.5	-	-	(3.9)	-	17.8	(39.4)	(4.1)	545.0
Buildings and improvements	-	5,414.1	28.4	-	2.5	(143.3)	-	249.9	(438.5)	(13.9)	5,099.3
Machinery and equipment	-	6,538.2	69.4	-	6.1	(201.6)	-	496.1	(580.0)	(24.9)	6,303.4
Facilities	-	1,573.3	2.8	-	-	(27.1)	-	212.0	(0.9)	(2.7)	1,757.4
Furniture	-	111.6	1.2	-	1.3	(13.9)	-	4.8	(9.2)	4.7	100.4
Vehicles	-	160.5	0.6	-	20.8	(32.9)	-	(0.1)	(3.5)	(1.3)	144.0
Construction in progress	-	798.4	908.4	51.2	4.0	(36.7)	-	(1,090.3)	(36.5)	9.2	607.7
Advances to suppliers	-	13.8	32.7	-	-	-	-	(27.5)	-	1.4	20.3
		15,176.9	1,051.0	51.2	34.7	(459.3)	-	(137.3)	(1,108.0)	(31.5)	14,577.5
		-	-	-	-	-	-	-	-	-	-
Depreciation
Buildings and improvements	3.07%	(1,348.2)	(133.6)	(22.5)	(2.4)	31.3	-	16.6	98.0	0.9	(1,359.8)
Machinery and equipment	5.86%	(2,428.0)	(362.9)	(41.4)	(5.5)	87.4	-	34.6	222.5	6.9	(2,486.2)
Facilities	3.89%	(459.2)	(64.2)	(2.4)	-	5.6	-	9.7	0.7	1.8	(507.9)
Furniture	7.94%	(53.4)	(7.6)	(0.8)	(1.2)	3.9	-	0.8	3.7	(0.1)	(54.6)
Vehicles	18.74%	(47.6)	(22.6)	(0.4)	(17.1)	22.6	-	0.5	1.7	3.9	(59.0)
		(4,336.3)	(590.9)	(67.5)	(26.2)	150.8	-	62.2	326.6	13.5	(4,467.5)
Provision for losses		(19.0)	(51.0)	-	-	-	19.3	-	-	-	(50.7)
		10,821.6	409.1	(16.3)	8.5	(308.6)	19.3	(75.1)	(781.4)	(18.0)	10,059.3

BRF S.A.

Notes to Consolidated Financial Statements

                                   Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company has fully depreciated items that are still in operation, which are set forth below:

	12.31.15	12.31.14
Cost
Buildings and improvements	170.0	127.2
Machinery and equipment	752.5	671.1
Facilities	102.0	71.7
Furniture	19.3	19.1
Vehicles	4.2	4.5
Others	56.2	39.9
	1,104.2	933.5

During year ended December 31, 2015, the Company capitalized interest of R$24.3 (R$37.7 in December 31, 2014). The weighted average interest rate utilized to determine the capitalized amount was 5.70% (5.98% in December 31, 2014).

On December 31, 2015, except for the built to suit agreement mentioned in note 24.2, the Company had no commitments assumed related to acquisition or construction of property, plant and equipment items.

The property, plant and equipment items that are pledged as collateral for transactions of different natures are presented below:

		12.31.15	12.31.14
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Tax	217.4	320.9
Buildings and improvements	Financial/Tax	1,522.5	1,670.5
Machinery and equipment	Financial/Labor/Tax/Civil	1,774.8	2,053.8
Facilities	Financial/Tax	493.1	640.4
Furniture	Financial/Tax	27.0	18.7
Vehicles	Financial/Tax	2.3	10.8
Others	Financial/Tax	70.1	76.9
		4,107.2	4,792.0

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.         INTANGIBLE ASSETS

	Weighted average amortization rate (p.a.)	Cost	Accumulated amortization	12.31.15	12.31.14
Non-compete agreement	2.44%	15.7	(0.8)	14.9	-
Goodwill	-	2,778.1	-	2,778.1	2,525.3
Import quotas	100.00%	62.2	-	62.2	-
Outgrowers relationship	12.50%	14.2	(5.8)	8.4	9.7
Trademarks	-	1,372.0	-	1,372.0	1,267.9
Patents	17.33%	4.9	(3.0)	1.9	2.6
Customer relationship	7.71%	620.9	(49.8)	571.1	330.0
Supplier relationship	42.00%	9.7	(9.7)	-	2.5
Software	20.00%	462.7	(260.4)	202.3	190.6
		5,340.4	(329.5)	5,010.9	4,328.6

The intangible assets rollforward is set forth below:

	12.31.14	Additions		Disposals	Business combination	Transfers	Exchange rate variation	12.31.15
Cost
Goodwill	2,525.3	-		-	330.8	(196.2)	118.2	2,778.1
Ava	49.4	-		-	-	-	-	49.4
Avex	29.0	-		-	-	-	(1.4)	27.6
BRF AFC	138.3	-		-	-	-	57.7	196.0
BRF Invicta	-	-		-	330.0	(196.2)	36.9	170.7
Dánica	7.4	-		-	-	-	(0.4)	7.0
Eleva Alimentos	808.1	-		-	-	-	-	808.1
Federal Foods	57.4	-		-	-	-	27.0	84.4
Incubatório Paraíso	0.7	-		-	-	-	-	0.7
Invicta Food Group	-	-		-	0.8	-	0.1	0.9
Paraíso Agroindustrial	16.8	-		-	-	-	-	16.8
Perdigão Mato Grosso	7.6	-		-	-	-	-	7.6
Plusfood	21.1	-		-	-	-	6.7	27.8
Quickfood	175.6	-		-	-	-	(8.6)	167.0
Sadia	1,214.0	-		-	-	-	-	1,214.0
Non-compete agreement	0.3	21.1		(0.4)	-	-	(5.4)	15.6
Import quotas	-	-		-	-	48.8	13.5	62.3
Outgrowers relationship	13.7	0.5		-	-	-	-	14.2
Trademarks	1,267.9	146.0	(1)	-	-	-	(41.9)	1,372.0
Patents	4.8	-		-	-	-	-	4.8
Customer relationship	351.4	-		-	-	147.4	122.0	620.8
Supplier relationship	10.1	-		-	-	-	(0.4)	9.7
Software	453.6	37.8		(108.9)	-	74.1	6.3	462.9
	4,627.1	205.4		(109.3)	330.8	74.1	212.3	5,340.4

Amortization
Non-compete agreement	(0.3)	(1.1)		0.4	-	-	0.3	(0.7)
Outgrowers relationship	(4.0)	(1.8)		-	-	-	-	(5.8)
Patents	(2.3)	(0.7)		-	-	-	-	(3.0)
Customer relationship	(21.4)	(31.2)		-	-	-	2.8	(49.8)
Supplier relationship	(7.6)	(2.8)		-	-	-	0.7	(9.7)
Software	(262.9)	(99.6)		108.3	-	(3.6)	(2.7)	(260.5)
	(298.5)	(137.2)		108.7	-	(3.6)	1.1	(329.5)
	4,328.6	68.2		(0.6)	330.8	70.5	213.4	5,010.9

(1)       Refers to the trademarks acquisition in Argentina (see note 1.5)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

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

Amortization of outgrower relationship and suppliers relationship are recognized as cost of sales and the amortization of customer relationship is recognized as selling expenses, while software amortization is recorded according to its use as cost of sales, administrative or selling expenses.

Trademarks contemplate acquired brands as well as brands arising from the business combination with Sadia, Quickfood and Avex and are considered as having indefinite useful life as they are expected to contribute to the Company’s cash flows indefinitely.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill and intangible assets with indefinite useful life (trademarks) are allocated to cash-generating units as disclosed in note 5.

The Company annually performs an impairment test of its assets through the discounted cash flow method. In 2015, BRF used its strategic plan as a basis for the test, which considers the future cash flows until 2018 and perpetuity from 2019, based on historical information and market projections of government agencies and associations, such as the International Monetary Fund (IFM), Brazilian Central Bank (BACEN), among others. In the Management’s opinion, the use of a three-year projection period is adequate as it provides more reliable information.

Management adopted WACC (14.3% p.a.) as the discount rate for the development of discounted cash flows and also adopted the assumptions shown in the table below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	2016	2017	2018
PIB Brazil-BACEN	-2.00%	1.50%	2.50%
TJLP	7.87%	8.00%	7.79%
IPCA	6.50%	6.00%	6.00%
SELIC	14.25%	12.00%	12.00%

The rates above are pre tax rates.

Based on Management analyses performed during 2015, no impairment loss was identified.

Management has also prepared a sensitivity analysis considering the variations in the EBIT margin and WACC as presented below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	-1.0%
WACC	15.3%	14.3%	13.3%
EBIT margin	14.2%	13.2%	12.2%

Based on the above scenarios, the Company has determined that there is no need to recognize an impairment loss on intangible assets with indefinite useful life.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.         LOANS AND FINANCING

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	Current	Non-current	12.31.15	Current	Non-current	12.31.14
Local currency

Working capital	7.24% (6.26% on 12.31.14)	7.24% (6.26% on 12.31.14)	0.5	1,169.6	-	1,169.6	1,239.8	-	1,239.8

Securitization of agribusiness receivables	96.90% of CDI	13.67%	2.8	33.1	992.2	1,025.3	-	-	-

Development bank credit lines	Fixed rate / Selic / TJLP + 1.00% (Fixed rate / TJLP + 2.50% on 12.31.14)	4.57% (3.89% on 12.31.14)	1.8	217.4	508.9	726.3	277.9	485.8	763.7

Bonds	7.75% (7.75% on 12.31.14)	7.75% (7.75% on 12.31.14)	2.4	4.1	497.9	502.0	4.1	497.1	501.2

Export credit facility	0.00% (9.63% on 12.31.14)	0.00% (9.63% on 12.31.14)	-	-	-	-	967.7	-	967.7

Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.14)	15.44% (8.54% on 12.31.14)	4.2	3.3	231.5	234.8	3.9	209.6	213.5

Other secured debts	8.14% (8.14% on 12.31.14)	8.14% (8.14% on 12.31.14)	2.7	32.6	127.1	159.7	46.0	248.7	294.7

Fiscal incentives	2.40% (Fixed rate / 10.00% IGPM + 1.00% on 12.31.14)	2.40% (1.52% on 12.31.14)	0.5	1.9	-	1.9	1.9	10.6	12.5

				1,462.0	2,357.6	3,819.6	2,541.3	1,451.8	3,993.1

Foreign currency

Bonds	5.23% (5.87% on 12.31.14) + e.r. US$, EUR and ARS	5.23% (5.87% on 12.31.14) + e.r. US$, EUR and ARS	6.9	159.4	8,628.4	8,787.8	89.9	6,324.1	6,414.0

Export credit facility	LIBOR + 2.15% (LIBOR + 2.71% on 12.31.14) + e.r. US$	2.85% (3.01% on 12.31.14) + e.r. US$	2.0	598.8	1,553.5	2,152.3	6.9	1,052.5	1,059.4

Advances for foreign exchange rate contracts	1.76% + e.r. US$	1.76% + e.r. US$	0.8	391.1	-	391.1	-	-	-

Development bank credit lines	UMBNDES + 2.26% (UMBNDES + 2.22% on 12.31.14) + e.r. US$ and other currencies	6.34% (6.34% on 12.31.14) + e.r. US$ and other currencies	1.2	12.6	11.6	24.2	27.3	15.1	42.4

Other secured debts	15.09% (15.08% on 12.31.14) + e.r. ARS	15.09% (15.08% on 12.31.14) + e.r. ARS	0.5	3.5	-	3.5	8.0	3.6	11.6

Working capital	22.00% (Fixed rate + LIBOR + 2.71% on 12.31.14) + e.r. US$ and ARS	22.00% (22.97% on 12.31.14) + e.r. US$ and ARS	-	0.7	-	0.8	65.5	3.3	68.8

				1,166.1	10,193.5	11,359.7	197.6	7,398.6	7,596.2
				2,628.2	12,551.1	15,179.3	2,738.9	8,850.4	11,589.3

(1) Weighted average maturity in years.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.1.     Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

20.2.     Securitizations of receivables

Securitizations of Agribusiness Receivables: On September 29, 2015, BRF completed the securitization of receivables of R$1,000.0, which will mature on October 01, 2018 and bears interest equivalent to 96.90% of the DI rate, payable every each 9 months. The receivables arise from the Company’s exports contracted with BRF Global GmbH.

20.3.     Development bank credit lines

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were obtained for the acquisition of equipment and expansion of productive facilities.

FINEM: Credit lines of Financing for Enterprises ("FINEM") are subject to the variations of UMBNDES, TJLP and SELIC currency basket. The principal and interest amounts are paid in monthly installments, with maturities between 2016 and 2020 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

FINEP: Credit lines of Financial of Studies and Projects (“FINEP”) were obtained with reduced charges for projects of research, development and innovation, with maturities dates between 2016 and 2019.

20.4.     Bonds

Sadia Overseas Bonds 2017: In the total value of US$250.0, such bonds are guaranteed by BRF, with an interest rate of 6.88% p.a. and maturing on May 24, 2017. On June 20, 2013, US$29.3 of these senior notes was exchanged by Senior Notes BRF 2023 and on May 15, 2014, US$61.0 was repurchased with part of the proceeds obtained from Senior Notes BRF 2024. On May 28, 2015, the Company concluded a Tender Offer, and repurchased US$47.0 of these bonds, such that the outstanding balance amounted to US $ 112.8 and the premium paid, net of interest, was  US$4.7 (equivalent to R$14.6).

BFF Notes 2020: On January 28, 2010, BFF International Limited issued senior notes of US$750,0, which are guaranteed by BRF, with a nominal interest rate of 7.25% p.a. and effective rate of 7.54% p.a. maturing on January 28, 2020. On June 20, 2013, US$120.7 of these senior notes was exchanged by Senior Notes BRF 2023 and on May 15, 2014, US$409.6 was repurchased with part of the proceeds obtained from the Senior Notes BRF 2024. On May 28, 2015, the Company concluded a Tender Offer and repurchased US$101.4 of these bonds, such that the outstanding balance amounted to US$118.3 and the premium paid, net of interest, was US$16.0 (equivalent to R$49.5).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Senior Notes BRF2022: On June 6, 2012, BRF issued senior notes of US$500.0, with nominal interest rate of 5.88% p.a. and an effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012 the Company reopened this transaction for an additional amount of US$250.0, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. On May 28,2015, the Company concluded a Tender Offer and repurchased US$577.1 of these bonds, such that the outstanding balance amounted to US$172.9 and the premium paid, net of interest, was US$79.4 (equivalent to R$246.2).

Senior Notes BRF 2023: On May 15, 2013, BRF completed international offerings of (i) 10 year bonds in the aggregate amount of US$500.0 (the “USD Bonds”), which will mature on May 22, 2023 (“Senior Notes BRF 2023”), issued with a coupon (interest) of 3.95% per year (yield to maturity 4.135%), payable semi-annually beginning on November 2013.

Senior Notes BRF 2018:On May 15, 2013, BRF completed international offering of (i) 5 year bonds in the aggregate amount of R$500.0 (the “BRL Bonds”) which will mature on May 22, 2018 (“Senior Notes BRF 2018”), issued with a coupon (interest) of 7.75% p.a. (yield to maturity 7.75%), payable semi-annually beginning as from November 22, 2013.

Senior Notes BRF 2024: On May 15, 2014, BRF completed international offerings of 10 year bonds in the aggregate amount of US$750.0, which will mature on May 22, 2024 (“Senior Notes BRF 2024”), issued with a coupon (interest) of 4.75% p.a. (yield to maturity 4.952%), payable semi-annually beginning on November 22, 2014.

Senior Notes BRF 2022 (“Green Bonds”): On May 29, 2014, BRF concluded a Senior Notes offer of 7 (seven) years of EUR500.0, which will mature on May 03, 2022 (“Senior Notes BRF 2022”), issued with a coupon (interest) of 2.75% p.a. (yield to maturity 2.822%), payable annually beginning on June 03, 2016.

20.5.     Export credit facilities

Pre-export facilities: Generally are denominated in U.S. Dollars, maturing between 2016 and 2019. Under the terms of each of these credit facilities, the Company entered into loans which must be evidenced subsequently by accounts receivable related to the exports of its products.

Commercial credit lines: Denominated in U.S. Dollars with quarterly payments of interest and principal maturing in 2018 and are utilized for purchases of imported raw materials and other working capital needs.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.6.     Special Program Asset Recovery (“PESA”)

The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) promoted by the federal government and securitized by commercial financial institutions. Such loan facility is subject to the variations of the General Market Price Index (“IGPM”) plus interest of 4.90% p.a. The principal is payable in a single installment and the maturity date is 2020, being secured by endorsements and pledges of public debt securities (see note 16).

20.7.     Other secured debts

Industrial credit notes: The Company has issued industrial credit notes, receiving from official funds, such as Fund for Worker Support (“FAT”), Constitutional Fund for Financing the Midwest (“FCO”) and Constitutional Fund for Financing the Northwest (“FNE”). The notes are paid on a monthly basis and have maturity dates between 2016 and 2021. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

20.8.     Rotative credit line (“Revolver Credit Facility”)

With the purpose of improving its financial liquidity, the Company and its wholly-owned subsidiary BRF Global GmbH obtained a credit line Revolver Credit Facility ("Revolver Credit Facility") of US$1,000.0, with a maturity date in May 2019, from a syndicate comprised of 28 banks. The transaction was structured to allow the Company to utilize the credit line at any time, during the contracted period. Until December 31, 2015, the Company did not use this credit facility.

20.9.     Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follows:

12.31.15
2016	2,628.2
2017	1,132.5
2018	2,762.0
2019	291.3
2020 onwards	8,365.4
15,179.3

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.10.  Guarantees

	12.31.15	12.31.14
Total of loans and financing	15,179.3	11,589.3
Mortgage guarantees	912.0	1,102.7
Related to FINEM-BNDES	583.4	594.9
Related to FNE-BNB	159.6	293.5
Related to tax incentives and other	169.0	214.3

Statutory lien on assets acquired with financing	0.1	1.0
Related to FINEM-BNDES	0.1	0.6
Related to financial lease	-	0.4

The Company is the guarantor of a loan contrated by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in the Company´s integration system, targeting the reduction of the emission of Greenhouse Gases. These guarantees on December 31, 2015 totaled R$39.1 (R$53.3 as of December 31, 2014).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The guarantee totaled R$208.8 as of December 31, 2015 (R$280.1 as of December 31, 2014).

The Company has booked a provision related to guarantee arising from business combination with Sadia that totaled R$14.7 as of December 31, 2015 (R$23.0 as of December 31, 2014).

On December 31, 2015, the Company contracted bank guarantees of R$2,086.6 (R$2,048.3 as of December 31, 2014). The variation occurred in this period is related to bank guarantees offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 0.91% p.a. (0.90% p.a. as of December 31, 2014).

20.11.  Commitments

In the normal course of the business, the Company enters into agreements with third parties which are mainly related to the purchase of raw materials, such as corn and soymeal, in which the agreed prices can be fixed or to be fixed. The Company enters into other agreements, such as electricity, packaging supplies and manufacturing activities.

The amounts of these agreements are set forth below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.15
2016	4,560.9
2017	1,274.3
2018	237.0
2019	229.1
2020 onwards	452.2
6,753.5

21.         TRADE ACCOUNTS PAYABLE

	12.31.15	12.31.14
Domestic suppliers
Third parties	3,263.2	2,737.0
Related parties	23.4	18.8
	3,286.6	2,755.8

Foreign suppliers
Third parties	1,496.8	794.8
	1,496.8	794.8

(-) Adjustment to present value	(38.4)	(28.4)
	4,745.0	3,522.2

In the year ended on December 31, 2015, the days of payable of outstanding is 96 days (70 days on December 31, 2014).

From the trade accounts payable balance as of December 31, 2015, R$1,070.6 (R$659.9 on December 31, 2014) relates to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

The information on accounts payable involving related parties is presented in note 30. The trade accounts payable to related parties refer to transactions with associates UP! and K&S in Brazil.

22.         SUPPLY CHAIN FINANCE

	12.31.15	12.31.14
Domestic market	685,6	292,7
Foreign market	489,0	162,4
	1.174,6	455,1

The Company has entered into supply chain finance transactions with first-class financial institutions in order to extend the payment terms of its purchases of raw material, machinery and equipment, and other inputs from domestic and foreign suppliers. As such, these transactions are presented in a specific line of the operating cash flow for the year ended 2015.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2015, the discount rates applied to these transactions in the domestic market range from 1.10% to 1.34% p.m. (1.00% to 1.09% p.m. on December 31, 2014).

On December 31, 2015, the discount rates applied to these transactions in the foreign market range from 1.5% to 2.51% p.a. (1.01% to 1.96% p.a. on December 31, 2014).

23.         OTHER FINANCIAL ASSETS AND LIABILITIES

	12.31.15	12.31.14

Derivatives designated as cash flow hedges
Assets
Non-deliverable forward (NDF)	2.2	9.7
Currency option contracts	96.2	3.2
Deliverable forwards contracts	-	0.9
	98.4	13.8

Liabilities
Non-deliverable forward of currency (NDF)	(66.7)	(77.1)
Currency option contracts	(217.1)	(7.2)
Deliverable forwards contracts	(33.8)	(3.4)
Non-deliverable forward of commodities (NDF)	(11.7)	-
Exchange rate contracts currency (Swap)	(326.7)	(158.0)
	(656.0)	(245.7)

Non derivatives designated as cash flow hedges
Assets
Non-deliverable forward of currency (NDF)	10.7	1.3
Live cattle forward contracts (note 13)	-	28.0
Non-deliverable forward of commodities (NDF)	2.2	-
Exchange rate contracts currency (Swap)	3.5	-
Dollar future contracts - BM&F Bovespa	14.6	-
	31.0	29.3

Liabilities
Non-deliverable forward of currency (NDF)	(3.9)	(2.8)
Exchange rate contracts currency (Swap)	(6.7)	(3.2)
Dollar future contracts - BM&FBovespa	-	(5.7)
	(10.6)	(11.7)

Current assets	129.4	43.1
Current liabilities	(666.6)	(257.4)

The collateral given in the transactions presented above are disclosed in note 8.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.         LEASES

The Company is lessee in several contracts, which are classified as operating or finance leases.

24.1.     Operating lease

The minimum future payments of non-cancellable operating lease are presented below:

12.31.15
2016	463.6
2017	101.6
2018	37.6
2019	19.2
2020 onwards	76.3
698.3

The payments of operating lease agreements recognized as expense in the year ended December 31, 2015 amounted to R$296.0 (R$247.7 for the year ended December 31, 2014 and R$283.1 for the year ended December 31, 2013).

24.2.     Finance lease

The Company enters into finance leases mainly for the acquisitions of machinery, equipment, vehicles, software and buildings, presented below:

	Weighted average interest rate (p.a.) (1)	12.31.15	12.31.14
Cost
Machinery and equipment		37.1	32.0
Software		73.0	73.0
Vehicles		-	28.2
Buildings		128.9	128.7
		239.0	261.9

Accumulated depreciation
Machinery and equipment	14.79%	(13.2)	(16.6)
Software	50.00%	(51.0)	(48.3)
Vehicles	-	-	(8.8)
Buildings	6.94%	(32.1)	(20.2)
		(96.3)	(93.9)
		142.7	168.0

(1)     The period of depreciation of leased assets corresponds to the lowest of term of the contract and the useful life of the asset, as determined by IAS 17.

The minimum future payments required for these finance leases are demonstrated as follows, and were recorded in current and non-current liabilities:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.15
	Present value of minimum payments	Interest	Minimum future payments
2016	45.6	13.5	59.1
2017	25.1	10.7	35.8
2018	19.1	8.1	27.2
2019	16.7	7.2	23.9
2020 onwards	80.1	48.9	129.0
	186.6	88.4	275.0

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

The Company also has commitments regarding financial leases, related to a “built to suit” agreement for the construction of office facilities which will be build by third parties. The agreements terms will be 15 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rent outstanding installments falling due, according to the terms of the agreement.

The estimated schedule of future payments related to this agreement is set forth below:

12.31.15
2016	7.9
2017	8.4
2018	8.9
2019	9.4
2020 onwards	149.1
183.7

25.         SHARE BASED PAYMENT

The Company grants stock options to its employees eligible by the Board of Directors, under the terms of the stock options plans that were approved by a Ordinary and a Special Meeting of Shareholders on March 31, 2010 (Plan I) and April 08, 2015 (Plan II).

Plan I comprises two instruments: (i) annual stock option grant, and (ii) an additional stock option grant, which the employee might adhere using part of its profit sharing bonus. Plan II comprises only the annual grant.

The vesting conditions are based on attainment of results and in the value of the Company business.

The plans include shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The plan is managed by the Board of Directors, within the limits established by the general guidelines of the plan and applicable legislation.

The quantity of granted options is determined by the Board of Directors, with an exercise price equivalent to the average amount of the closing price of the Company’s shares at the last twenty trading sessions of the BM&FBOVESPA prior to the grant date. The exercise price is updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the option exercise notice delivered by the beneficiary.

The vesting period ranges from 1 to 4 years (according to the plan) and will observe the following deadlines from the grant date of the option:

Plan I		Plan II
Quantity	Deadline	Quantity	Deadline

1/3	1 year	1/4	1 year
2/3	2 years	2/4	2 years
3/3	3 years	3/4	3 years
-	-	4/4	4 years

After the vesting period and within no more than five years for Plan I and six years for Plan II from the grant date, the beneficiary is no longer entitled to the right to the unexercised options. To meet the exercise of the options, the Company may issue new shares or use shares held in treasury.

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Grant (1)	Price of converted share (1)
Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

Plan I
05.02.11	05.01.12	05.01.16	2,463,525	158,990	11.36	30.85	41.62
05.02.12	05.01.13	05.01.17	3,708,071	331,198	7.82	34.95	44.86
05.02.13	05.01.14	05.01.18	3,490,201	822,333	11.88	46.86	56.48
04.04.14	04.03.15	04.03.19	1,552,564	841,644	12.56	44.48	50.44
05.02.14	05.01.15	05.01.19	1,610,450	1,001,528	14.11	47.98	54.41
12.18.14	12.17.15	12.17.19	5,702,714	5,447,954	14.58	63.49	68.51
			18,527,525	8,603,647

Plan II
10.01.15	10.01.16	10.01.21	37,570	32,490	20.64	70.09	71.38
12.07.15	12.06.16	12.06.21	8,724,733	8,724,733	17.31	56.00	56.00
			8,762,303	8,757,223
			27,289,828	17,360,870

(1)     Values expressed in Brazilian Reais

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of the outstanding granted options for the year ended December 31, 2015 is presented as follows:

Outstanding options as of December 31, 2014	11,390,846
Issued - grant of 2015	8,762,303
Exercised:
Grant of 2014	(531,930)
Grant of 2013	(497,212)
Grant of 2012	(582,370)
Grant of 2011	(242,951)
Grant of 2010	(80,833)
Cancelled:
Grant of 2015	(5,080)
Grant of 2014	(638,092)
Grant of 2013	(168,320)
Grant of 2012	(45,491)
Outstanding options as of December 31, 2015	17,360,870

The weighted average exercise prices of the outstanding options conditioned to services is R$59.27 (fifty nine Brazilian Reais and twenty seven cents), and the weighted average of the remaining contractual term is 58 months.

The Company records as capital reserve in shareholders’ equity the fair value of the options of R$160.3 (R$92.9 as of December 31, 2014). In the statement of income for the year ended December 31, 2015 the amount recognized as expense was R$67.4 (R$20.7 for the year ended December 31, 2014 and R$26.8 for the year ended December 31, 2013).

During the year ended December 31, 2015 the Company’s executives exercised 1,935,296 (2,596,610 as of December 31, 2014) shares, with an average price of R$42.60 (forty two Brazilian Reais and sixty cents) (R$38.42 as of December 31, 2014) totaling R$82.4 (R$99.8 as of December 31, 2104). In order to comply with this commitment, the Company utilized treasury shares with an acquisition cost of R$63.40 (sixty three Brazilian Reais and forty cents) (R$47.54 as of December 31, 2014), totaling R$122.7 (R$123.4 as of December 2014), recording a loss of R$40.3 (R$23.7 as of December 31, 2014) as capital reserve.

25.1.     Fair Value Measurement

The weighted average fair value of options outstanding as of December 31, 2015 was R$15.55 (fifteen Brazilian Reais and fifty five cents) (R$13.20 as of December 31, 2014). The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.15
	Plan I	Plan II
Expected maturity of the option:
Exercise in the 1st year	3.0 years	3.0 years
Exercise in the 2nd year	3.5 years	3.5 years
Exercise in the 3rd year	4.0 years	4.0 years
Exercise in the 4th year	-	5.0 years
Risk-free interest rate	5.06%	7.34%
Volatility	28.48%	25.97%
Expected dividends over shares	1.27%	1.42%
Expected inflation rate	6.70%	5.32%

25.2.     Expected period

The expected period is that in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

25.3.     Risk-free interest rate

The Company uses a risk-free interest rate the National Treasury Bond (“NTN-B”) available on the date of calculation and with maturity equivalent to the terms of the option.

25.4.     Volatility

The estimated volatility took into account the weighting of the trading history of the Company’s shares.

25.5.     Expected dividends

The percentage of dividends used is based on the average payment of dividends per share in relation to the market value of the shares for the past four years.

25.6.     Expected inflation rate

The expected average inflation rate is based on estimated IPCA by Central Bank of Brazil, considering the remaining average terms of the option.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.         PENSION AND OTHER POST-EMPLOYMENT PLANS

26.1.     Pension plans

The Company sponsors pension plans for its employees and executives as detailed below:

Plan	Modality	Adhesions

Plan I	Variable Contribution	Closed
Plan II	Variable Contribution	Closed
Plan III	Defined Contribution Plan	Open
FAF	Defined Benefit Plan	Closed

These plans are managed by BRF Previdência, which is responsible for defining pension assumptions and policies, as well as establishing guidelines for organization, operation and rules of the plans.

a.            Defined benefit plans

Plan I and II are structured as defined contribution plans. The main actuarial risks are (i) survival time over expected in the mortality tables and (ii) actual return on assets below the actual discount rate.

In the plans I and II, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants). In the Plan FAF, the contribution is made through a percentage actuarially defined for the participant and the sponsor. The actuarial calculations of the plans managed by BRF Previdência are made by independent actuaries, on an annual basis.

The main purpose of FAF plan is to supplement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Securidade Social”), calculated proportionally according to the length of service performed and in line with the type of retirement. The main actuarial risks are (i) survival time over the ones set out in the mortality tables (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on assets below the actual discount rate, (v) amendment of the rules of social security and actual family composition of the retired employee or executive different from the established assumption.

In case of a plan deficit, this must be shared by the sponsor, participants and beneficiaries, in the proportion of their contributions.

b.            Defined contribution plan

Plan III is a defined contribution plan, where contributions are known and the benefit amount depends directly on the contributions made by participants and sponsors, time of contribution and the result obtained through investment of contributions. The contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants) and that may vary from 0.7% to 7.0% according to the salary range of the participant. The contributions made by the Company in the years ended December 31, 2015 totaled R$7.5 (R$5.1 on December 31, 2014 and R$4.4 on December 31, 2013). On December 31, 2015, the plan has 24,981 participants (13,362 participants as of December 31, 2014).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

If participants of the plans I, II and III end the employment relationship with the sponsor, the balance of the contributions made by the sponsor not used for the payment of benefits, will form a fund of surplus of contributions that may be used to compensate the future contributions of the sponsor.

c.            Rollforward of defined benefit plans

The assets and actuarial liabilities are presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	FAF		Plan I and II
	12.31.15	12.31.14	12.31.15	12.31.14
Reconciliation of assets and liabilities composition
Present value of actuarial liabilities	1,675.4	1,644.6	12.9	13.3
Fair value of assets	(2,419.0)	(2,385.2)	(21.9)	(22.0)
Surplus	(743.6)	(740.6)	(9.0)	(8.7)
Deficit of asset ceiling	743.6	740.6	4.4	3.2
Net acturial asset	-	-	(4.6)	(5.5)

Rollforward of surplus of asset ceiling
Beginning balance of surplus of asset ceiling	740.6	811.3	3.2	3.0
Interest on surplus of asset ceiling	84.8	101.3	0.4	0.4
Changes in surplus of asset ceiling during the year	(81.8)	(172.0)	0.8	(0.2)
Ending balance of irrecoverable surplus	743.6	740.6	4.4	3.2

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	1,644.6	1,408.0	13.3	11.0
Interest on actuarial obligations	183.2	169.9	1.5	1.3
Current service cost	27.9	16.8	-	-
Benefit paid	(90.4)	(80.4)	(1.1)	(1.1)
Contributions of the sponsor	0.9	-	-	-
Actuarial gains - experience	107.8	11.3	0.8	1.1
Actuarial gains (losses) - hypothesis	(198.5)	119.0	(1.6)	1.0
Ending balance of actuarial obligation	1,675.5	1,644.6	12.9	13.3

Rollforward of assets fair value
Beginning balance of the fair value of plan assets	(2,385.2)	(2,219.3)	(22.0)	(18.4)
Interest income on assets plan	(268.0)	(271.2)	(2.5)	(2.4)
Benefit paid	90.4	80.4	1.1	1.1
Contributions paid by the Company	(0.4)	(0.4)	-	-
Contributions paid by the employee	(0.9)	-	-	-
Return on assets higher (lower) than projection	145.1	25.3	1.4	(2.3)
Ending balance of assets fair value	(2,419.0)	(2,385.2)	(22.0)	(22.0)

Rollforward of comprehensive income
Beginning balance	16.4	42.6	0.5	7.6
Reversion to statement of income	(16.4)	(42.6)	(0.5)	(7.6)
Actuarial gains (losses)	90.7	(130.4)	0.8	(2.0)
Return on assets higher (lower) than projection	(145.1)	(25.3)	(1.4)	2.3
Changes on surplus of asset ceiling	81.8	172.0	(0.9)	0.2
Ending balance of comprehensive income	27.4	16.3	(1.5)	0.5

Costs recognized in statement of income
Current service costs	(27.9)	(16.8)	-	-
Interest on actuarial obligations	(183.2)	(169.9)	(1.5)	(1.3)
Projected return on assets	268.0	271.2	2.5	2.4
Interest on surplus of asset ceiling	(84.8)	(101.3)	(0.4)	(0.4)
Costs recognized in statement of income	(27.9)	(16.8)	0.6	0.6

Estimated costs for next year
Costs of defined benefit	(23.4)	(27.8)	0.6	0.6
Estimated costs for next year	(23.4)	(27.8)	0.6	0.6

d.            Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	FAF		Plan I and II
	12.31.15	12.31.14	12.31.15	12.31.14
Actuarial assumptions
Economic hypothesis
Discount rate	12.14%	11.45%	12.22%	11.45%
Projected return on assets	12.14%	11.45%	12.22%	11.45%
Inflation rate	5.00%	5.20%	5.20%	5.20%
Wage growth rate	5.68%	6.25%	N/A	N/A

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled mortality	IAPC	IAPC	IAPC	IAPC

Demographic data
Number of active participants	8,838	9,431	-	-
Number of participants in direct proportional benefit	-	22	-	-
Number of assisted beneficiary participants	5,707	5,502	52	53

e.            The composition of the investment portfolio

The composition of the investment portfolios are presented below:

	FAF				Plans I and II
	12.31.15		12.31.14		12.31.15		12.31.14
Composition of the fund's portfolio:
Fixed income	1,782.8	73.7%	1,717.4	72.0%	19.0	86.8%	18.7	85.0%
Variable income	331.4	13.7%	360.2	15.1%	2.5	11.6%	3.1	14.0%
Real estate	176.6	7.3%	179.4	7.5%	-	-	-	-
Structured investments	113.7	4.7%	113.5	4.8%	0.3	1.6%	0.2	1.0%
Transactions with participants	14.5	0.6%	14.7	0.6%	-	-	-	-
	2,419.0	100.0%	2,385.2	100.0%	21.8	100.0%	22.0	100.0%

% of nominal return on assets	11.63%		11.63%		11.66%		11.66%

f.             Forecast and average term of payments of obligations

The expected benefit payments and average terms of the plan obligations are represented below:

	FAF	Plans I and II
Payments in:

2016	104.2	1.1
2017	111.1	1.2
2018	119.4	1.2
2019	129.5	1.3
2020	139.2	1.3
2021 to 2025	881.4	7.5

Weighted average terms - in years	15.10	11.40

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

g.            Sensitivity analysis of defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF is presented below:

	Assumptions	Variation of 1%		Variation of actuarial liabilities
Significant hypothesis	utilized	Increase	Decrease	Increase	Decrease

Benefit plan - FAF
Discount rate	12.14%	13.19%	11.09%	(171.1)	207.5
Wage growth rate	5.68%	6.73%	5.00%	62.6	(31.6)

26.2.     Post-employment plans: description and characteristics of benefits and associated risks

	Liabilities
	12.31.15	12.31.14
Medical plan	130.0	115.7
F.G.T.S. Penalty (1)	105.1	124.5
Award for length of service	41.5	48.3
Other	22.5	25.7
	299.1	314.2

Current	67.3	56.1
Non-current	231.8	258.0

(1)     FGTS – Government Severance Indemnity  Fund for Employees

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

Years ended December 31, 2015, 2014 and 2013

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

e.            Life insurance

The Company offers life insurance benefit to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance. For the employees with 10-20 years of service, the maintenance period of insurance is 2 years, from 21 years of service, the period is 3 years. Main actuarial risks related are (i) survival time higher than expected in the mortality tables (ii) turnover lower than expected and (iii) insurance costs higher than expected.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

f.             Rollforward of post-employment plans

	Medical plan		F.G.T.S. penalty		Award for length of service			Others (1)
	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14		12.31.15	12.31.14
Composition of actuarial liabilities
Present value of actuarial liabilities	130.0	115.7	105.1	124.5	41.5	48.3		22.4	25.7
Net liabilities	130.0	115.7	105.1	124.5	41.5	48.3		22.4	25.7

Rollforward of present value of actuarial liabilities
Beginning balance of net liabilities	115.7	115.5	124.5	112.0	48.3	41.4		25.7	22.3
Interest on actuarial liabilities	11.6	14.1	12.2	11.8	4.7	4.5		2.6	2.5
Early settlement of obligations	(0.3)	-	(8.0)	-	(2.1)	-		(1.3)	-
Current service costs	0.3	0.5	6.3	6.0	1.9	1.9		1.0	1.0
Past service costs - changes in plan	-	-	-	-	-	-		-	-
Past service costs - decrease of plan	-	-	-	(1.0)	-	(0.1)		-	(0.1)
Benefits paid directly by the Company	(1.3)	(4.1)	(8.8)	(7.6)	(9.7)	(10.1)		(4.6)	(3.7)
Actuarial (gains) losses	20.9	(22.4)	9.5	1.9	8.3	11.0		4.8	3.2
Actuarial losses - demographic hypotesis	-	(0.1)	(23.3)	(3.1)	(6.8)	(1.3)		(3.8)	(0.5)
Actuarial (gains) losses - economic hypothesis	(16.9)	12.1	(7.2)	4.4	(3.2)	1.0		(2.0)	1.1
Ending balance of net liabilities	130.0	115.7	105.2	124.5	41.4	48.3	#	22.4	25.7

Rollforward of assets plan
Benefits paid directly by the Company	1.3	4.1	8.8	7.6	9.7	10.1		4.6	3.7
Contributions of the sponsor	(1.3)	(4.1)	(8.8)	(7.6)	(9.7)	(10.1)		(4.6)	(3.7)
Ending balance of fair value of assets plan	-	-	-	-	-	-		-	-

Rollforward of comprehensive income
Beginning balance	(55.0)	(65.4)	68.8	72.0	(24.4)	(13.8)		(7.9)	(4.2)
Actuarial gains (losses)	(4.0)	10.4	21.1	(3.2)	1.7	(10.6)		1.0	(3.7)
Ending balance of comprehensive income	(59.0)	(55.0)	89.9	68.8	(22.7)	(24.4)		(6.9)	(7.9)

Costs recognized in statement of income
Interest on actuarial liabilities	(11.6)	(14.1)	(12.2)	(11.8)	(4.7)	(4.5)		(2.6)	(2.5)
Current service costs	(0.3)	(0.5)	(6.3)	(6.0)	(1.9)	(1.9)		(1.0)	(1.0)
Past service costs	-	-	-	1.0	-	0.1		-	0.2
Gains on early settlement	0.3	-	8.0	-	2.1	-		1.3	-
Cost recognizzed in statement of income	(11.6)	(14.6)	(10.5)	(16.8)	(4.5)	(6.3)		(2.3)	(3.3)

Estimated costs for the next period
Current service costs	(0.2)	(0.3)	(4.3)	(6.4)	(1.4)	(2.0)		(0.6)	(1.1)
Interest on actuarial liabilities	(15.4)	(13.0)	(10.7)	(12.1)	(4.2)	(4.7)		(2.4)	(2.6)
Estimated costs for the next period	(15.6)	(13.3)	(15.0)	(18.5)	(5.6)	(6.7)		(3.0)	(3.7)

(1)     This considers the retirement compensation and life insurance benefits.

g.            Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Medical plan		F.G.T.S. penalty		Award for length of service		Others (1)
Actuarial premises	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14

Economic hypothesis
Discount rate	12.14%	11.49%	12.56%	11.27%	12.49%	11.27%	12.48%	11.44%
Inflation rate	5.00%	5.20%	5.00%	5.20%	5.00%	5.20%	5.00%	5.20%
Medical inflation	8.15%	8.36%	N/A	N/A	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	6.05%	6.78%	6.05%	6.78%	6.05%	6.78%

	Medical plan		Other benefits
Actuarial premises	12.31.15	12.31.14	12.31.15	12.31.14

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled	RRB-1944	RRB-1944	RRB-1944	RRB-1944
Schedule of disabled mortality	IAPC	IAPC	IAPC	IAPC
Schedule of turnover - BRF's historical	2015	2014	2015	2014
Demoraphic data
Number of active participants	1,423	1,558	95,460	102,534
Number of assisted beneficiary participants	963	847	-	-

(1)     Includes retirement compensation and life insurance benefits.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

h.            Forecast and average terms of payments of obligations

The expected benefit payments and average plan terms are presented below:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Others	Total

2016	6.1	40.2	15.1	6.0	67.4
2017	6.3	10.5	7.1	2.4	26.3
2018	6.8	13.4	4.8	3.0	28.0
2019	7.5	12.5	4.9	2.3	27.2
2020	8.2	14.4	6.2	2.7	31.5
2021 to 2025	53.9	70.6	23.4	14.2	162.1

Weighted average term - in years	16.94	5.83	5.03	7.30	8.71

i.              Sensitivity analysis of post-employment plans

The sensitivity analysis regarding the relevant assumptions of the plans, is presented below:

	Assumptions	Variation of 1%		Variation of actuarial liabilities
Significant hypothesis	utilized	Increase	Decrease	Increase	%	Decrease	%

Medical plan
Discount rate	12.14%	13.14%	11.14%	(16.8)	-12.90%	21.8	16.70%
Medical inflation	8.15%	9.15%	7.15%	21.6	16.60%	(17.2)	-13.20%
Turnover	Historical	+3,00%	-3,00%	(0.2)	0.10%	0.7	0.50%

F.G.T.S. penalty
Discount rate	12.56%	13.56%	11.56%	(2.9)	-2.30%	3.2	2.40%
Wage growth rate	6.05%	7.05%	5.05%	0.5	0.40%	(0.5)	-0.30%
Turnover	Historical	+3,00%	-3,00%	(10.7)	-8.20%	13.9	10.70%

27.         PROVISION FOR TAX, CIVIL AND LABOR RISKS

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

27.1.     Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Tax		Labor		Civil, commercial and other		Contingent liabilities		Total
	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14
Beginning balance	252.4	141.5	330.4	276.1	57.4	48.3	545.6	553.4	1,185.8	1,019.3
Additions	24.5	130.2	217.8	272.3	33.7	77.2	-	-	276.0	479.7
Reversals	(37.8)	(38.0)	(96.1)	(101.2)	(20.2)	(26.7)	(23.0)	(7.1)	(177.1)	(173.0)
Payments	(31.6)	(48.3)	(145.1)	(161.9)	(17.6)	(49.3)	-	-	(194.3)	(259.5)
Price index update	32.6	67.5	71.1	46.7	12.4	8.3	-	-	116.1	122.5
Exchange rate variation	0.5	(0.5)	(1.1)	(1.6)	-	(0.4)	-	(0.7)	(0.6)	(3.2)
Ending balance	240.6	252.4	377.0	330.4	65.7	57.4	522.6	545.6	1,205.9	1,185.8

Current									231.4	243.0
Non-current									974.5	942.8

27.1.1.         Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial tax disputes associated to the register and/or maintenance of ICMS tax credits on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$107.7 (R$96.3 as of December 31, 2014).

PIS and COFINS: The Company discusses the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, which amount is R$77.5 (R$78.9 as of December 31, 2014).

Other tax contingencies: The Company recorded other provisions for tax claims related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), as well as tax debts arising from differences of accessory obligations, duties, including legal fees and others, totaling a provision of R$52.0 (R$54.3 as of December 31, 2014).

27.1.2.         Labor

The Company is defendant in several labor claims, mainly related to overtime, time spent by the workers for changing uniforms, in-commuting hours, rest breaks, occupational accidents, among others. None of these labor claims is individually significant. The Company recorded a provision based on past history of payments.

27.1.3.        Civil, commercial and others

Civil contingencies are mainly related to claims relating to traffic accidents, moral and property damage, physical casualties, consumer relations, contractual breaches, and other.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.2.     Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded. On December 31, 2015 the total amount of the possible contingencies was R$11,707.3 (R$9,268.5 as of December 31, 2014), of which R$522.6 (R$545.6 as of December 31, 2014) was recorded at fair value as a result of business combinations with Sadia, Avex and Dánica, according to the requirements of paragraph 23 of IFRS 3.

27.2.1.        Tax

Tax contingencies amounted to R$10,569.9 (R$8,514.3 as of December 31, 2014), from which R$511.4 (R$530.1 as of December 31, 2014) was recorded at fair value as a result of business combination with Sadia, Avex and Dánica, according to the requirements of paragraph 23 of IFRS 3.

The most relevant tax cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$636.5 (R$588.1 as of December 31, 2014). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad are disclosed in note 14.3.

Income Tax and Social Contribution: The Company is involved in administrative disputes associated to the use of tax losses, refunds and offset of income and social contribution tax credits against other federal tax debts, including credits arising from the Plano Verão legal dispute. Also, on February 05, 2015 BRF received a tax assessment notice of R$574.7 related to the compensation of tax loss carryforwards and negative calculation basis above the  limit of 30%  when one of its subsidiaries were merged into the Company during calendar year 2012. The contingent liabilities relative to these tax matters totaled R$1,127.7 (R$482.9 as of December 31, 2014).

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by certain State tax authorities (“guerra fiscal”) of R$2,267.7 (R$1,963.1 as of December 31, 2014). On December 14, 2015 BRF received a tax assessment notice from the State of Paraná, demanding a reversal of a portion of ICMS credits of R$339.6 (undue credits related to materials consumed in production and over imports); (ii) maintenance of ICMS tax credits on the acquisition of certain products with a reduced tax burden (“cesta básica”) of R$547.6 (R$522.0 as of December 31, 2014);  (iii) absence of evidence to prove the balances of exports of R$324.8 (R$45.6 as of December 31, 2014); and (iv) R$1,416.9 (R$1,007.5 as of December 31, 2014) related to other ICMS claims.

In a meeting held on October 16, 2014 with the decision disclosed on February 13, 2015, the Brazilian Federal Supreme Court ("STF") found in favor to the Tax Authority of State of Rio Grande do Sul, in a judgment relating to the extraordinary appeal No.635.688 submitted by company Santa Lúcia. The STF ruled that companies could not recognize full VAT credits relating to products included in the basic food basket which have reduced rate of VAT. As disclosed above, the Company has a possible loss contingency of R$547.6 related to this matter as of December 31, 2015.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Although this decision has wide general repercussions and forms a precedent for other taxpayers and courts, there will still be, in accordance with applicable law, a motion for clarification, which will include a determination of the date at which the effects of the decision are applicable to the Company. Due to this uncertainty, the Company is unable to reliably measure the effect of the decision or to record the impact in its consolidated financial statements.

IPI: The Company discusses administratively the non-ratification of compensation of IPI credits resulting from purchases of exempted goods, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS of R$453.2 (R$546.2 as of December, 2014).

IPI Premium Credits: The Company is involved in a judicial dispute related to the alleged undue offsetting of IPI Premium Credits against other federal taxes of R$464.7 (R$420.5 as of December 31, 2014). The Company recorded and used the credits based on a final judicial decision.

PIS and COFINS: The Company is mainly involved in administrative proceedings regarding the offsetting of credits against other federal tax debts of R$3,097.2 (R$2,572.3 as of December 31, 2014).

Social Security Charges: The Company is involved in disputes related to social security charges allegedly due on payments to service providers as well as joint responsibility with civil construction service providers and others of R$194.4 (R$113.3 as of December 31, 2014).

Other Contingencies: The Company is involved in other tax contingencies including rural activity, transfer price, social contribution tax and others, totaling R$39.0 (R$198.0 as of December 31, 2014).

Additionally, the Company’s management has determined the disclosure of the information about the processes below:

HUAINE: the Company was included as co-responsible in a debt from Huaine Participações Ltda (former holding of Perdigão). In this lawsuit it is being discussed the inclusion of the Company in the liability from the tax execution in the amount of R$625.5 (R$609.3 as of December 31, 2014). BRF presented a guarantee to the debt, which was accepted by the judge and filed a motion, which is awaiting judgment. The Company’s legal advisors classified the risk of losses as remote.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Normative Instruction 86: The Company discusses administratively a fine imposed by the Brazilian Internal Revenue Service resulting from alleged non-compliance with the delivery of 2003 – 2005 magnetic file to the tax authorities, for a total amount of R$237.4 (R$219.4 as of December 31, 2014).  In the year ended December 31, 2014, the Company obtained a favorable decision issued by Administrative Tax Appeals Council (“CARF”), so that this legal dispute is now assessed by our legal counsel as remote risk of loss. The Company is waiting for the judgement of the final appeal in the administrative court.

27.2.2.        Labor

On December 31, 2015 the contingencies assessed as possible loss totaled R$ 39.2 (R$40.1 as of December 31, 2014).

IPCA-E: On August 2015, the Superior Labor Court (“TST”) declared unconstitutional the monetary adjustment of the labor debts by the Referential Rate (“TR”), which was replaced by the IPCA-E (National Index of Price to the Ample Consumer - Special), which will be applicable to all litigations in progress as of June 30, 2009 and from that date on.

On October 14, 2015, the Federal Supreme Court (“STF”) granted an injunction to suspend the decision from TST. In case the injunction is suspended the Company estimates that the result of the monetary adjustment would be approximately R$44.5.

27.2.3.        Civil

The civil contingencies for which losses were assessed as possible totaled R$1,098.2 (R$714.2 as of December 31, 2014) and were mainly related to indemnification for material and moral damages.

28.         SHAREHOLDERS’ EQUITY

28.1.     Capital stock

On December 31, 2015, the capital subscribed and paid by the Company is R$12,553.4, which is composed of 872,473,246 book-entry shares of common stock without par value. The value of the capital stock is net of the public offering expenses of R$92.9.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common shares, in book-entry form without par value.

28.2.     Interest on shareholders’ equity and dividends

On February 13, 2015 the payment of R$463.3 was made related to the interest on shareholders’ equity approved by the Management on December 18, 2014 and ratified in the Shareholders Ordinary Meeting on April 8, 2015.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On June 18, 2015, the Board of Directors approved the payment of R$425.9 related to interest on shareholder’s equity, which was settled on August 14, 2015.

On December 17, 2015, the Board of Directors approved the payment of R$473.4 related to interest on shareholder’s equity and R$91.4 related to dividends, which were settled on February 12, 2016.

28.3.     Breakdown of capital stock by nature

	12.31.15	12.31.14	12.31.13
Common shares	872,473,246	872,473,246	872,473,246
Treasury shares	(62,501,001)	(5,188,897)	(1,785,507)
Outstanding shares	809,972,245	867,284,349	870,687,739

28.4.     Rollforward of outstanding shares

	Quantity of outstanding of shares
	12.31.15	12.31.14	12.31.13
Shares at the beggining of the year	867,284,349	870,687,739	870,073,911
Purchase of treasury shares	(59,247,400)	(6,000,000)	(1,381,946)
Sale of treasury shares	1,935,296	2,596,610	1,995,774
Shares at the end of the year	809,972,245	867,284,349	870,687,739

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

28.5.     Shareholders’ remuneration

	12.31.15	12.31.14	12.31.13
Net profit attributable to controlling shareholders	3,111.2	2,225.0	1,062.4
Legal reserve (5.00%)	(155.6)	(111.3)	(53.1)
Dividends calculation base	2,955.6	2,113.7	1,009.3
Minimum mandatory dividend (25.00%)	738.9	528.4	252.3
Remuneration of shareholders' exceeding the mandatory minimum	251.8	295.8	471.7
Total remuneration of shareholders' in the year, as interest on shareholders' equity and dividends (R$91.4 in 2015) and (R$86.5 in 2014)	990.7	824.3	724.0
Withholding income tax on interest on shareholders' equity	(88.9)	(64.2)	(60.6)
Remuneration of shareholders', net of withholding income tax	901.8	760.1	663.4

Percentage of calculation base	33.52%	38.99%	71.73%
Earnings paid per share	1.19979	0.94836	0.83154

Payment of interest on shareholders' equity, paid in the year - gross of withholding income tax of R$40.5 in 2015 (R$30.3 in 2014)	(425.9)	(361.0)	(359.0)
Paid in the previous period - interest on shareholders' equity - gross withholding income tax of R$33.9 in 2014 (R$30.0 in 2013)	(376.7)	(365.0)	(174.8)
Paid in the previous period - Dividends	(86.5)	-	(45.3)
Payments made during in the year	(889.1)	(726.0)	(579.1)

Total remuneration of shareholders' outstanding	564.8	463.3	365.0
Withholding income tax on interest on shareholders' equity	(48.3)	(33.9)	(30.0)
Remaining amounts payable	1.9	1.6	1.7
Interest on shareholders' equity outstanding	518.5	430.9	336.7

28.6.     Profit distribution

		Income appropriation		Reserve balances
	Limit on
	capital %	12.31.15	12.31.14	12.31.15	12.31.14
Actuarial gain FAF	-	(10.5)	(33.2)	-	-
Dividends	-	91.4	86.5	-	-
Interest on shareholdes' equity	-	899.3	737.8	-	-
Legal reserve	20	155.6	111.3	540.2	384.6
Capital increase reserve	20	624.3	451.6	1,898.6	1,274.3
Reserve for expansion	80	1,219.4	730.7	3,120.8	1,901.4
Reserve for tax incentives	-	131.7	140.4	517.2	385.5
		3,111.2	2,225.0	6,076.8	3,945.8

Legal reserve: It is computed based on five percent (5%) of net profit of each fiscal year as specified in article 193 of Law No. 6,404/76, modified by Law No. 11,638/07, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2015, this reserve corresponds to 4.34% of capital stock (3.09% as of December 31, 2014).

Reserve for capital increase: it is calculated based on twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2015 this reserve corresponds to 15.24% of capital stock (10.23% as of December 31, 2014).

Reserve for expansion: Up to 50% (fifty per cent) for the constitution of the reserve for expansion. This reserve should not exceed 80% (eighty per cent) of the capital stock. On December 31, 2015 the balance of this reserve correspond to 25.05% of the capital stock (15.26% as of December 31, 2014).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Reserve for tax incentives: Constituted as specified in article 195-A of the Law No. 6,404/1976, modified by Law No. 11,638/07, based on the amounts of government grants for investment.

28.7.     Capital reserve

28.7.1.  Capital reserve

	Capital Reserves
	12.31.15	12.31.14
Gain on disposal of shares	(39.0)	1.2
Goodwill on the shares issuance	174.0	62.8
Granted options	160.3	92.9
Goodwill on acquisition of non-controlling entities	(47.4)	(47.4)
Acquisition of non-controlling interest	(240.9)	-
	7.0	109.5

28.7.2.  Treasury shares

The Company has 62,501,001 treasury shares, with an average cost of R$63.17 (sixty three Brazilian Reais and seventeen cents) per share, with a market value corresponding to R$3,455.7.

During the year ended December 31, 2015, the Company sold 1,935,296 treasury shares due the exercise of stock options by the Company’s executives.

During the year ended December 31, 2015, as authorized by the Board of Directors, the Company acquired 59,247,400 shares of its own shares at a cost of R$3,765.8, with the objective of maintenance of treasury shares for possible compliance with the provisions of the stock option plans and additional stock option, both approved by the special meeting of Board of Directors held on April 28, August 27 and October 29, 2015 and a special meeting of the Board of Directors on November 09, 2015.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

29.         EARNINGS PER SHARE

	12.31.15	12.31.14	12.31.13
Basic numerator
Net profit for the year attributed to shareholders	3,130.8	2,224.9	1,066.8

Basic denominator
Common shares	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	842,000,012	870,412,068	870,534,511
Earnings per share basic - R$	3.71836	2.55612	1.22550

Diluted numerator
Net profit for the year attributed to shareholders	3,130.8	2,224.9	1,066.8

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	842,000,012	870,412,068	870,534,511
Number of potential shares (stock options)	401,809	411,822	907,194
Weighted average number of outstanding shares - diluted	842,401,821	870,823,890	871,441,705
Earnings per share diluted - R$	3.71659	2.55491	1.22422

Continuing operations	12.31.15	12.31.14	12.31.13
Basic numerator
Net profit for the year attributed to shareholders	2,947.7	2,135.0	1,019.7

Basic denominator
Common shares	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	842,000,012	870,412,068	870,534,511
Earnings per share basic - R$	3.50091	2.45292	1.17130

Diluted numerator
Net profit for the year attributed to shareholders	2,947.7	2,135.0	1,019.7

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	842,000,012	870,412,068	870,534,511
Number of potential shares (stock options)	401,809	411,822	907,194
Weighted average number of outstanding shares - diluted	842,401,821	870,823,890	871,441,705
Earnings per share diluted - R$	3.49924	2.45176	1.17008

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Discontinued operations	12.31.15	12.31.14	12.31.13
Basic numerator
Net profit for the year attributed to shareholders	183.1	89.8	47.2

Basic denominator
Common shares	872,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	842,000,012	870,412,068	870,534,511
Earnings per share basic - R$	0.21744	0.10319	0.05420

Diluted numerator
Net profit for the year attributed to shareholders	183.1	89.8	47.2

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	842,000,012	870,412,068	870,534,511
Number of potential shares (stock options)	401,809	411,822	907,194
Weighted average number of outstanding shares - diluted	842,401,821	870,823,890	871,441,705
Earnings per share diluted - R$	0.21734	0.10315	0.05414

On December 31, 2015, from the total of 17,360,870 stock options outstanding (11,390,846 as of December 31, 2014) granted to executives of the Company, 14,205,177 options (8,616,900 as of December 31, 2014) were not considered in the calculation of the diluted earnings per share due to the fact that the exercise price until the vesting period was higher than the average market price of the common shares during the period, so that they did not cause any dilution effect.

30.         GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of states of Goiás, Pernambuco, Mato Grosso and Bahia.  Such incentives are directly associated to the manufacturing facilities operations, job generation and economic and social development in the respective states.

On December 31, 2015, this ICMS incentive totaled R$131.7 (R$140.4 as of December 31, 2014) and was booked as a reduction of sales taxes.

31.         RELATED PARTIES

As part of the Company’s operations, rights and obligations arise between related parties, resulting from transactions of purchase and sale of products and loans based on prices and under the conditions agreed by the parties.

31.1.     Transactions and balances

All companies presented in note 1.1 are controlled by BRF, except for UP! Alimentos, K&S, PP-BIO, PR-SAD, AKF and SATS BRF which are associates or joint ventures.

The Company also recorded a liability of 8.5 (R$10.8 as of December 31, 2014) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, as of December 31, 2015 the Company recorded a payable to this entity of R$30.6 included in other liabilities (R$39.2 as of December 31, 2014).

The Company entered into loans agreement with its subsidiaries. Below is a summary of the balances and rates charged for the transactions at the balance sheet date:

Counterparty			Balance	Interest rate (p.a.)
Creditor	Debtor	Currency	12.31.15

Sadia Overseas Ltd.	BRF Global GmbH	US$	341.2	7.0%
BRF Global GmbH	BFF International Ltd.	US$	275.7	1.5%
BRF GmbH	BRF Foods GmbH	US$	232.7	1.2%
Sadia International Ltd.	Wellax Food Logistics	US$	221.6	1.5%
Perdigão International Ltd.	BRF Global GmbH	US$	147.0	0.9%
BRF GmbH	BRF Holland B.V.	EUR	96.8	3.0%
BRF GmbH	BRF Foods LLC	US$	74.7	2.5%
BRF Holland B.V.	BRF B.V. (NL)	EUR	49.6	3.0%
Wellax Food Logistics	BRF GmbH	EUR	34.5	1.5%
Perdigão International Ltd.	BRF S.A	US$	29.4	0.8%
BRF Holland B.V.	BRF GmbH	EUR	17.2	1.5%
BRF GmbH	AL Wafi	US$	11.4	1.2%
BRF GmbH	BRF Global GmbH	EUR	9.2	1.5%
BRF GmbH	BRF Singapore	SGD	5.6	1.5%
Perdigão International Ltd.	BRF Foods LLC	US$	4.7	1.0%
BRF Holland B.V.	BRF Wrexam	GBP	3.2	3.0%
BRF GmbH	BRF Foods LLC	US$	2.7	1.6%
Wellax Food Logistics	BRF Foods LLC	US$	2.3	7.0%
BRF Holland B.V.	BRF Iberia	EUR	1.9	3.0%

The Company has entered into transactions with companies that are owned by members of its Board of Directors as demonstrated below:

		Amounts of revenues (expenses)
Companies	Type of transactions	12.31.15	12.31.14	12.31.13
Hortigil Hortifruti S.A. ("Hortigil")	BRF sells products to Hortigil	15.2	14.1	12.2
Instituto de Desenvolvimento Gerencial S.A.("Instituto")	Instituto provided consulting services to BRF	(11.3)	(2.9)	-
Galeazzi e Associados Consult. Serv. Ltda ("Galeazzi)(1)	Galeazzi provided consulting and restructuring services to BRF	-	(11.6)	(7.1)

(1)     The owner of this company is no longer a related party to the Company since December 31, 2014.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

31.2.     Other Related Parties

The Company leased properties owned by FAF. For the year ended December 31, 2015, the total amount paid as rent was R$10.1 (R$6.2 as of December 31, 2014 and R$6.0 as of December 31, 2013). The rent value was set based on market conditions.

31.3.     Granted guarantees

All granted guarantees on behalf of related parties were disclosed in note 20.10.

31.4.     Management remuneration

The management key personnel include the directors and officers, members of the executive committee and the head of internal audit. On December 31, 2015, there were 27 professionals (24 professionals as of December 31, 2014).

The total remuneration and benefits paid to these professionals are demonstrated below:

	12.31.15	12.31.14	12.31.13
Salary and profit sharing	41.9	48.1	32.8
Short term benefits	0.7	0.9	1.3
Pension plan	0.7	0.4	-
Post-employment benefits	0.2	0.2	0.2
Termination benefits	23.6	28.4	1.9
Share based payment	13.2	8.7	8.0
	80.3	86.7	44.2

(1)     Comprises:  Medical assistance, educational expenses and others.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

32.         NET SALES

	12.31.15	12.31.14	12.31.13
Gross sales
Brazil	19,867.0	18,742.0	17,576.9
Europe	3,853.3	3,307.5	3,260.3
MEA	7,643.1	5,909.2	5,448.4
Asia	3,432.4	3,109.7	2,810.7
LATAM	2,438.8	1,878.2	2,531.9
	37,234.6	32,946.6	31,628.2

Sales deductions
Brazil	(3,829.5)	(3,317.6)	(3,090.8)
Europe	(213.7)	(214.9)	(250.7)
MEA	(545.6)	(199.3)	(190.7)
Asia	(142.8)	(36.7)	(86.8)
LATAM	(306.4)	(171.3)	(221.8)
	(5,038.0)	(3,939.8)	(3,840.8)

Net sales
Brazil	16,037.5	15,424.4	14,486.2
Europe	3,639.6	3,092.6	3,009.6
MEA	7,097.5	5,709.8	5,257.7
Asia	3,289.6	3,072.9	2,723.9
LATAM	2,132.4	1,707.0	2,310.1
	32,196.6	29,006.8	27,787.5

33.         RESEARCH AND DEVELOPMENT COSTS

Consist of expenditures on internal research and development of new products which are recognized when incurred and amounted to R$227.3 for year ended December 31, 2015 (R$192.8 as of December 31, 2014 and R$68.6 as of December 31, 2013).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

34.         OTHER OPERATING INCOME (EXPENSES), NET

	12.31.15	12.31.14	12.31.13
Income
Recovery of expenses (1)	241.1	63.8	44.9
Provision reversal (2)	141.7	6.3	8.3
Gain on Minerva investment (3)	125.7	179.3	-
Gain on disposals of property, plant and equipment	-	111.4	-
Gain on step acquisition of Federal Foods	-	25.0	-
Other	58.1	96.6	28.9
	566.6	482.4	82.1

Expenses
Employees profit sharing	(302.8)	(356.5)	(137.8)
Allowance for doubtful accounts (4)	(196.7)	(12.4)	-
Restructuring charges	(93.1)	(214.7)	(103.8)
Idleness costs (5)	(86.1)	(54.1)	(52.9)
Stock options plan	(58.9)	(20.7)	(26.8)
Other employees benefits	(52.5)	(33.4)	(32.5)
Provision for civil, labor and tax risks	(44.8)	(163.6)	(73.0)
Management profit sharing	(24.9)	(14.2)	(17.7)
Loss on disposals of property, plant and equipment	(16.4)	-	(14.1)
Insurance claims costs	(15.1)	-	-
Other (6)	(120.0)	(50.9)	(81.5)
	(1,011.3)	(920.5)	(540.2)
	(444.7)	(438.1)	(458.1)

(1)     In 2015 it refers mainly to recognition of tax credits of R$136.9 and gain on a lawsuit regarding the Eletrobras compulsory loan of R$62.2.

(2)     In 2015 it refers mainly to reversal of allowance for losses with the ICMS tax credits of R$111.4.

(3)     In 2015 it related to the gain recognized in the change of accounting treatment of the investment in Minerva, which is being accounted for as available for sale securities, based on the difference of the carrying amount and the fair value of the Minerva stocks at the transfer date (note 17.2).

(4)     Refers mainly to allowance for doubtful accounts booked in foreign markets.

(5)     Idleness cost includes depreciation expense of R$18.3 (R$23.4 as of December 31, 2014 and R$30.3 as of December 31, 2013).

(6)     Includes tax notification regarding ICMS in the state of Amazonas of R$27.2 in 2015.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

35.         FINANCIAL INCOME (EXPENSES), NET

	12.31.15	12.31.14	12.31.13
Financial income
Exchange rate variation on net foreign assets (1)	1,353.5	126.7	382.2
Exchange rate variation on other assets	1,081.0	694.4	161.2
Exchange rate variation on marketable securities	381.3	287.2	-
Interest on other assets	235.0	251.0	133.8
Interest on marketable securities	164.2	97.3	33.0
Interest on financial assets classified as
Held to maturity	55.1	22.1	23.5
Held for trading	47.4	27.9	16.6
Available for sale	16.6	10.3	24.0
Gains from derivative transactions, net (2)	14.8	46.3	-
Other	6.4	17.6	43.0
	3,355.3	1,580.8	817.3

Financial expenses
Exchange rate variation on loans and financing	(2,085.8)	(648.0)	(316.8)
Exchange rate variation on other liabilities	(1,080.5)	(582.8)	(323.6)
Interest on loans and financing	(819.2)	(645.1)	(567.4)
Premium paid on the repurchase of bonds (Tender Offer)	(310.3)	(198.5)	-
Adjustment to present value	(240.1)	(154.4)	-
Interest on other liabilities	(165.4)	(179.9)	(170.9)
Financial expenses on accounts payable	(45.5)	(24.7)	-
Losses on derivative transactions, net (2)	-	-	(72.4)
Other	(278.7)	(138.1)	(113.7)
	(5,025.5)	(2,571.5)	(1,564.8)
	(1,670.2)	(990.7)	(747.5)

(1)          Refers to the gain on the translation of non-financial assets and liabilities reported by the Company’s subsidiaries whose functional currency is Real.

(2)          Includes a gain of R$166.2 (R$ 28.0 in 2014) in the fair value measurement of the embedded derivative transaction the Company has entered into in connection with in the sale of the discontinued operations of dairy segment.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

36.         STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	12.31.15	12.31.14	12.31.13
Cost of sales
Costs of goods	15,339.0	14,632.9	14,998.4
Depreciation	1,080.9	1,019.4	952.4
Amortization	4.5	2.7	10.4
Salaries and employee benefits	3,394.4	2,844.5	2,704.4
Other	2,288.9	1,997.9	2,212.0
	22,107.7	20,497.4	20,877.6

Selling expenses
Depreciation	55.3	58.4	52.2
Amortization	12.9	6.0	2.6
Salaries and employees benefits	1,081.8	985.6	950.7
Indirect and direct logistics expenses	2,211.0	2,127.4	2,182.0
Other	1,444.9	1,039.1	953.6
	4,805.9	4,216.5	4,141.0

General and administrative expenses
Depreciation	20.0	15.7	17.5
Amortization	124.7	104.8	52.0
Salaries and employees benefits	301.3	245.4	267.8
Fees	26.2	26.1	22.1
Other	33.9	10.1	67.9
	506.1	402.1	427.3

Other operating expenses (1)
Depreciation	18.3	23.4	30.3
Other	993.0	897.0	509.9
	1,011.3	920.5	540.2

(1)     The details of other operating expenses are disclosed in note 34.

37.         INSURANCE COVERAGE

The Company´s insurance policy considers the concentration and relevance of the risks identified in its risk management program. Thus, the contracted insurance coverage is adequate to the Company size and activities and determined by amounts considered reasonable by Management to cover any damages. The Company also follows the guidance provided by its insurance advisors.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		12.31.15
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits	2,812.3
Carriage of goods	Coverage of goods in transit and inventories	128.9
Civil responsability	Third party claims	241.6

38.         NEW ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

IAS 32 – Offsetting Financial Assets and Financial Liabilities – Amendment

In December 2011, IASB issued an amendment to clarify the meaning of “currently has a legally enforceable right to offset the recognized amounts" and the criteria that would cause the not simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The Company analyzed the content of this standard and there was no impact on its consolidated financial statements for the year ended December 31, 2015.

IFRS 10, IFRS 12 and IAS 27 – Investment Entities – Amendment

In October 2012, IASB issued an amendment to introduce a definition for “Investment Entity” and an exception to consolidation, specific for Investment Entity, which requires that such entity measures its investment in a subsidiary at fair value through profit or loss in accordance with IAS 39 – Financial Instruments: Recognition and Measurement in its consolidated and separated financial statements. The Company analyzed the content of this standard and determined that there was no impact on its consolidated financial statements for the year ended December 31, 2015.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, which provides guidance on when an entity should recognize a liability for a levy in accordance with laws and/or regulations, except for income taxes, in its financial statements. The obligation should only be recognized when the event that triggers such obligation occurs. IFRIC 21 is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IAS 37 establishes criteria for the recognition of a liability, one of which is the requirement that the Company has a present obligation as a result of a past event, known as the obligating event. The Company analyzed the content of this standard and determined that there was no impact on its consolidated financial statements for the year ended December 31, 2015.

IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets – Amendment

On May 2013, IASB issued an amendment to introduce the disclosure of fair value hierarchy level for each impairment loss or reversal recognized during the period for individual asset, including goodwill or cash generate unit, as well as improvement of

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

wording, aiming a better application of standard in accordance with international financial reporting standards and do not change the meaning of the original text issued. The Company analyzed the content of this standard and determined there was no impact on its consolidated financial statements for the year ended December 31, 2015.

IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting – Amendment

On June 2013, IASB issued an amendment to eases the discontinuation of hedge accounting when the novation of a derivative designated as a hedge meets certain criteria and retrospective application is mandatory. The Company analyzed the content of this standard and determined that there was no impact on its consolidated financial statements for the year ended December 31, 2015.

39.         NEW ACCOUNTING PRONOUNCEMENTS NOT ADOPTED

IFRS 9 – Financial Instruments

On July 2014, IASB issued the final version of IFRS 9 – Financial Instruments, which reflects all phases of financial instruments project and replaces IAS 39 – Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new guidance about classification and measurement, impairment loss and hedge accounting. Early adoption is not permitted and is effective from periods beginning on January 1, 2018. Retrospective adoption is mandatory, however, is not required the presentation of comparative information. Early adoption of previous versions of IFRS 9, issued in 2009, 2010 and 2013, is permitted if the initial adoption date is prior to February 1, 2015. The effects related to the adoption of this standard affects only the classification and measurement of financial assets. The Company is evaluating the impact of adopting this standard in its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

On May 2014, IASB issued IFRS 15 that establishes a 5 steps model that will be applied to revenue obtained from a contract with customer. In accordance with this standard, revenues are recognized based on an amount that reflects the consideration which an entity expects to be entitled for the transfer of goods or services to a customer. The guidelines of IFRS 15 consider a more structured approach to measure and recognize revenue.

This standard is applicable to all entities to period beginning on January 1, 2018 and will replace all current requirements related to revenue recognition. Retrospective adoption is mandatory to periods beginning on January 1, 2017 or after. Early adoption is permitted but it is under analysis by regulatory entities in Brazil. The Company is evaluating the impact of adopting this standard in its consolidated financial statements.

IFRS 11 – Accounting for Acquisition of Interests in Joint Operations – Amendment

On May 2014, IASB issued amendments to IFRS 11, which demands that a joint operator that is accounting an acquisition of equity interest in which the joint operation activity constitutes a business, should apply the guidelines according to IFRS 3 Business Combination. The amendments also clarify that an equity interest previously held in a joint operation is not remeasured on an additional acquisition of interest in the same joint operation while the joint control is held. Additionally, the amendments are not applied when the parties sharing the control, including the reporting entity, are under common control of the parent company.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The amendments are applicable to both the acquisition of the final equity interest in a joint operation and on the acquisition of any additional equity interest in the same joint operation. This standard will be in effective prospectively to periods beginning on January 1, 2017 or after. Early adoption in Brazil is not permitted by regulatory entities. The Company is evaluating the impact of adopting this standard in its consolidated financial statements.

IAS 16 and IAS 38 – Clarification of Accountable Methods of Depreciation and Amortization – Amendment

On May 2014, IASB issued amendments to clarify guidelines of IAS 16 and IAS 38 and determined that revenue reflects a model of economic benefits generated from operation of business (of which the asset is a part), instead of economic benefits generated from the use of the asset. As a result, a method based on revenue cannot be used for property, plant and equipment depreciation purposes and may be used only under very limited circumstances to amortize intangible assets. The amendments will be in effective prospectively to amortize intangible assets for fiscal years beginning on January 01, 2016 or after. The Company does not expect impact on its consolidated financial statements, since it has not used a method based on revenue to depreciate non-current assets.

IFRS 16 - Leases

On January 2016, the IASB issued the final version of IFRS 16 – Leases, which superseds IAS 17 – Leases, wich will be applicable to periods beggining on January 01, 2019. Early adoption will be permited for entities which also apply IFRS 15 – Revenue from Contracts with Customers. The adoption of this standard will affect mainly property, plant and equipment and financial liabilities, as the treatment between financial and operational lease will no longer exists, being the leases treated in a similar way of the financial lease as per IAS 17. The Company is evaluating the impact of adopting this standard in its consolidated financial statements

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

40.         SUBSEQUENT EVENTS

40.1.     Acquisition of the frozen distribution business of Qatar National Import and Export Co. (“QNIE”)

On October 05, 2015, BRF announced to the market that it had signed a MOU with QNIE for the acquisition of the QNIE’s frozen distribution business in the State of Qatar (the “Business”). QNIE is the distributor of BRF products in Qatar for more than 40 years.

The transaction totaled US$146.2 (equivalent to R$589.1) and was paid in cash. This amount was subject to certain conditions related to the business, which were satisfied and the business has been controlled by BRF since January 01, 2016.

The transaction consists in the acquisition of certain assets from QNIE by Federal Foods Qatar Ltd., which is an indirect subsidiary of BRF. The acquired assets comprises mainly client relationships, finished goods, non-compete agreement and other agreements, which relate to frozen distribution business in the State of Qatar.

In order to meet the requirements of IFRS 3, BRF will prepare a fair value report of the acquired assets and assumed liabilities in order to allocate the purchase price. Management expects to complete this report in 2016, when the final purchase price allocation will be determined.

40.2.     Renegotiation of the joint venture with Mondelez Lacta and Mondelez

On January 18, 2016, BRF announced to the Market that it has renegotiated its agreement with Mondelez Lacta Alimentos Ltda. and Mondelez Brasil Ltda. (collectively  Mondelez”) regarding the joint venture K&S Alimentos S.A. (“K&S”), which were subject to the approval of the competent regulatory authorities (obtained on February 02, 2016) and provides that: i) Mondelez will be the entity reponsible for producing the Philadelphia cream cheese; ii) BRF will continue to distribute and sell the Philadelphia cream cheese; and iii) BRF will be the only shareholder of K&S).

40.3.     Business combination with Golden Foods Siam (“GFS”)

On December 01, 2015, BRF announced to the market that it has, through its wholly-owned subsidiary BRF Gmbh, signed an agreement to acquire control of GFS (“transaction”). The transaction comprised the acquisition of 100% of equity interest in Golden Foods Sales Ltd. and Golden Foods Siam Europa, both located in the United Kingdom, 48.52% of equity interest in Golden Foods Poultry Ltd. and 73.31% of indirect equity interest in Golden Poultry Siam Ltd., both located in Thailand.

On January 26, 2016 the conditions precedent were satisfied and BRF concluded the transaction in the amount of US$348.7 (equivalent to R$1,411.8), which should be further adjusted according to certain conditions set out in the agreement.

GFS is one of the largest producer of poultry in Thailand, with an integrated operation and present in more than 15 global markets.

In order to meet the requirements of IFRS 3, BRF will prepare a fair value report of the

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

acquired assets and assumed liabilities in order to allocate the purchase price. Management expects to complete this report in 2016, when the final purchase price allocation will be determined.

40.4.     Business combination with Universal Meats (UK) Ltd. (“Universal”)

On December 01, 2015, BRF announced to the Market that, through its subsidiary BRF Invicta Limited (“BRF Invicta”), has signed a binding Memorandum of Understanding (“MOU”) for the acquisition of 100% of the issue share capital of Universal (“transaction”). Universal is a food distributor in the United Kingdom with focus in the food service segment.

On February 01, 2016 the conditions precedent set out in the MOU were satisfied and BRF concluded the transaction in the amount of GBP31.8 (equivalent to R$182.3), which should be further adjusted according to certain conditions set out in the agreement.

In order to meet the requirements of IFRS 3, BRF will prepare a fair value report of the acquired assets and assumed liabilities in order to allocate the purchase price. Management expects to complete this report in 2016, when the final purchase price allocation will be determined.

41.         APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on March 31, 2016.