Form 20-F
period 2016-12-31
BRF S.A.
filed 2017-04-26
CIK 1122491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
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

Pedro de Andrade Faria, Global Chief Executive, Financial and Investor Relations Officer
Tel. (5511) 2322-5005, Fax (5511) 2322-5740
R. Hungria, 1400 - 5th Floor
Jd. Europa - 01455-000

São Paulo – SP, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2016	812,473,246 shares of common stock

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☐

Note:  Not required for registrant.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definitions of “large accelerated filer,” “accelerated filer,” and “emerging grwoth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐   No ☒

i

ii

iii

PART I
INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” “our” or “our company” are references to BRF, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars,” “dollars” or “U.S.$” are to the United States dollar.  Sadia S.A. (“Sadia”), formerly our wholly-owned subsidiary, was incorporated by BRF on December 31, 2012.

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

Forward-Looking Statements

This Annual Report on Form 20-F contains information that constitute forward-looking statements.  They appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisitions or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iv) health risks related to the food industry, (v) the risk of outbreak of animal diseases (vi) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vii) strong international and domestic competition, (viii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (ix) the declaration or payment of dividends, (x) the direction and future operation of the Company, (xi) the implementation of the Company’s financing strategy and capital expenditure plans, (xii) the Company’s financial condition or results of operations and (xiii) other factors identified or discussed under “Item 3. Key Information––D. Risk Factors.”

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements.  The accompanying information contained in this Annual Report on Form 20-F, including without limitation the information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences.  In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report on Form 20-F not to occur.

Our forward-looking statements speak only as of the date of this Annual Report on Form 20-F or as of the date they are made, and except as otherwise required by applicable securities laws, the Company undertakes no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.                  Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

In 2015, we sold the assets of our dairy segment, including plants and trademarks, to Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”). As a result, this segment is reported as discontinued operations, which requires the presentation of prior periods of this segment as discontinued operations. Unless stated otherwise, the results and cash flows that we present in this Annual Report on Form 20-F do not consider the results and cash flows from this discontinued operation (dairy segment).

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income Statement Data	(in millions of reais, except share, per share and per ADS amounts and as otherwise indicated)
Continuing Operations
Net sales	33,732.9	32,196.6	29,006.8	27,787.5	25,974.6
Gross profit	7,526.5	10,088.9	8,509.4	6,909.9	5,902.5
Operating income	1,815.2	4,228.4	3,478.3	1,896.4	1.359.9
Income from Continuing Operations	(367.4)	2,947.7	2,135.0	1,019.7	804.6

Income from Discontinued Operations	-	183.1	89.8	47.2	(27.2)
Net profit (loss)	(367.4)	3,130.8	2,224.8	1,066.8	777.4
Attributable to:
Controlling shareholders	(372.4)	3,111.2	2,225.0	1,062.4	770.0
Non-controlling shareholders	5.0	19.6	(0.2)	4.4	7.4

Earnings(loss) per share - basic from continuing operations	(0.4581)	3.5009	2.4529	1.1713	0.9254
Earnings (loss) per ADS - basic from continuing operations	(0.4581)	3.5009	2.4529	1.1713	0.9254
Earnings (loss) per share - basic	(0.4581)	3.7184	2.5563	1.2204	0.9352
Earnings (loss) per ADS - basic	(0.4581)	3.7184	2.5563	1.2204	0.9352
Weighted average shares outstanding at the end of the year – basic (millions)	801,903	842,000	870,412	870,535	869,534
Earnings (loss) per share - diluted	(0.4581)	3.6932	2.5551	1.2192	0.9400
Earnings (loss) per ADS - diluted	(0.4581)	3.6932	2.5551	1.2192	0.9400
Weighted average shares outstanding at the end of the year – diluted (millions)	801,903	842,402	870,824	871,442	869,703
Dividends per share	0.7641	1.1998	0.8486	0.8315	0.3200
Dividends per ADS	0.7641	1.1998	0.8486	0.8315	0.3200
Dividends per ADS (in U.S. dollars)	0.1933	0.3073	0.3195	0.3550	0.1566
	3.9521	3.9048	2.6562	2.3426	2.0435

	At December 31,
	2016	2015	2014	2013	2012
	(in millions of reais, except as otherwise indicated)
Balance Sheet Data
Cash and cash equivalents	6,356.9	5,362.9	6,006.9	3,127.7	1,930.7
Trade accounts receivable, net	3,085.1	3,876.3	3,046.9	3,338.4	3,131.2
Inventories	4,791.6	4,032.9	2,941.4	3,111.6	3,018.6
Total current assets	18,893.7	19,180.1	17,488.3	13,242.5	11,590.0
Property, plant and equipment, net	11,746.2	10,915.8	10,059.3	10,821.6	10,670.7
Intangible assets	6,672.6	5,010.9	4,328.6	4,757.9	4,751.7
Total non-current assets	24,051.2	21,207.9	18,615.4	19,132.1	19,175.5
Total assets	42,944.9	40,388.0	36,103.7	32,374.6	30,765.5
Short-term debt	3,245.0	2,628.2	2,738.9	2,696.6	2,440.8
Trade accounts payable	5,839.8	4,745.0	3,522.2	3,674.7	3,381.3
Total current liabilities	12,640.4	11,621.2	9,569.1	8,436.0	7,481.6
Long-term debt	15,717.4	12,551.1	8,850.4	7,484.6	7,077.6
Total non-current liabilities	18,085.1	14,931.0	10,844.7	9,242.4	8,694.7
Shareholders’ equity
Capital	12,460.5	12,460.5	12,460.5	12,460.5	12,460.5
Total shareholders' equity	12,219.4	13,836.0	15,689.9	14,696.2	14,589.2
Total liabilities and shareholders’ equity	42,944.9	40,388.0	36,103.7	32,374.6	30,765.5

	2016	2015	2014	2013	2012
Operating Data
Poultry slaughtered (million heads per year)	1,715.3	1,724.4	1,663.6	1,795.9	1,792.4
Pork/beef slaughtered (thousand heads per year)	9,614.1	9,510.5	9,620.6	9,744.1	10,874.1
Total production of meat and other processed products (thousand tons per year)	4,251.6	4,358.2	4,307.1	4,595.4(1)(2)	4,809.0
Employees (at year end)	102,463	96,279	108,829	110,138	113,992

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4457	1.9528	2.1605	2.3426
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048
2016	4.1558	3.1193	3.4833	3.2591

	Reais per U.S. Dollar
Month	High	Low
October 2016	3.2359	3.1193
November 2016	3.4446	3.2024
December 2016	3.4650	3.2591
January 2017	3.2729	3.1270
February 2017	3.1479	3.0510
March 2017	3.1735	3.0765

Source: Central Bank.

                The exchange rate on March 31, 2017 was R$3.1684 per US$1.00.

B.                  Capitalization and Indebtedness

Not applicable.

C.                  Reasons for the Offer and Use of Proceeds

Not applicable.

D.                  Risk Factors

Risks Relating to Our Business and Industry

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance, public perception of product safety for both the industry as a whole and also our products specifically, but not exclusively, as a result of disease outbreaks or the fear of such outbreaks, the potential cost and disruption of a product recall and possible impacts on our image and brands.  Among such risks are those related to raising animals, including disease and adverse weather conditions.

Meat is subject to contamination during processing and distribution. In particular, processed meat may become exposed to various disease-producing pathogens, including listeria monocytogenes, salmonella and generic E. coli. These pathogens can also be introduced to our products during production or as a result of improper handling by third-party food processors, franchisees, distributors, foodservice providers or consumers. Spoilage, especially spoilage due to failure of temperature-control storage and transportation systems, is also a risk. We maintain systems designed to monitor food safety risks throughout all stages of production and distribution, but these systems could fail to function properly and product contamination could still occur. Failures in our systems to ensure food safety could result in harmful publicity that could cause damage to our  brands, reputation and image and negatively impact sales, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

Even if our own products are not affected by contamination, our industry may face adverse publicity in certain of its markets if the products of other producers become contaminated, which could result in negative public perception about the safety of our products and  reduced consumer demand for our products in the affected category.  Significant lawsuits, widespread product recalls, and other negative events faced by us or our competitors could result in a widespread loss of consumer confidence in the safety and quality of our products. Our sales are ultimately dependent on consumer preferences, and any actual or perceived health risks associated with our products could cause customers to lose confidence in the safety and quality of our products and have a material adverse impact on our business, results of operations, financial condition and prospects.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing their meat, which require us to maintain certain standards of animal health and control disease.  We could be required to destroy animals or suspend the sale or export of some of our products to customers in Brazil and abroad, in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of hogs and certain other animals, foot-and-mouth disease and A(H5N1) influenza (discussed below); and (2) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome and Porcine Epidemic Diarrhea, which have broken out in Europe and the United States, were to outbreak in Brazil, we could be required to destroy hogs, however currently there is no legislation supporting this action. Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals and loss of inventory. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase. Also, the global effects of avian influenza would impact consumer perception of certain protein products and our ability to access certain markets, which would adversely affect our results of operations and financial condition.

Outbreaks, or fears of outbreaks, of any animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal diseases in Brazil may result in foreign governmental action to close export markets to some or all of our products, which may result in the destruction of some or all of these animals. Our poultry business in Brazilian and export markets could also be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe, the Americas and Africa, have on occasion become infected by highly pathogenic avian influenza in recent years.  In a small number of highly-publicized cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, at times, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Between 2003 and the first week of 2017, there have been 856 human cases of avian influenza and 452 related deaths, according to the World Health Organization (“WHO”). The cases reported were caused by the H5N1 virus. In 2013, direct human-to-human transmission of the H7N9 virus was proven. Various countries in Asia, the Middle East and Africa reported human cases in the last five years and various European countries reported avian flu cases in poultry. In 2014, there were reports of human cases of avian influenza in Egypt, Indonesia, Cambodia, China and Vietnam. In the Americas, there were reports of human cases of avian influenza in both Canada and the United States. In early 2015, new cases of H5N1 and H5N2 reported in the United States resulted in restrictions on US exports. In 2016, new outbreaks occurred in bird populations across Northern Europe, including France, the Netherlands, Switzerland, Finland, and Germany. Middle Eastern and African countries also had outbreaks during 2016.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future.  Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry, and result in additional expense for the disposal of destroyed poultry.  In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets.  Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil. In early 2017, Chile, a neighboring country, confirmed the occurrence of avian influenza.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our results of operation and financial condition. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

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

We consider the potential effects of climate change when evaluating and managing our operations and supply chain, recognizing the vulnerability of natural resources and agricultural inputs that are essential for our activities. The main risks we have identified relate to the alterations in temperature (average and extreme), changes in rainfall (average and extreme, such as drought, flooding and storms) and lack of water , which could affect agricultural productivity, the quality and availability of pasture areas, animal wellbeing and the availability of energy. These changes could have a direct impact on our costs, raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal wellbeing, increasing the risk of rationing and raising the price of electrical energy through water shortages and the need for other energy sources to supply the demand for electricity. We also consider potential regulatory changes and monitor trends in changes to licensing legislation for greenhouse gas emissions at the domestic and international levels.

Our operations are largely dependent on electricity, and energy-related expenses are one of our highest fixed costs. Energy costs have historically fluctuated significantly over time, and increases in energy costs could result in reduced profits. A significant interruption in power supply or outright loss of power at any of our production facilities or distribution centers could result in a temporary disruption in production and delivery of products to customers and additional costs.

A significant portion of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities. Hydroelectric production is vulnerable to a variety of factors, including water supply. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, as has occurred in recent years, our energy expenses may increase. For example, following the 2015 drought conditions in the Southeast of Brazil, the availability of power generation from hydroelectric sources was reduced.

Although Brazil holds nearly a fifth of the world’s water reserves, the World Bank warned in August 2016 that water crises, such as the ones recently experienced in São Paulo, Rio de Janeiro and Minas Gerais, could become commonplace in Brazil over the next four decades. The severe drought in Brazil in 2014 to 2015 was the region’s worst in 80 years, affecting farm and factory output while driving up the price of corn. Although we use a methodology developed by us to evaluate water-related risks in our areas of operation, this methodology may fail to accurately assess the water supply or anticipate water-related risks. This could result in us or our key suppliers encountering water shortages. In addition, the increased industrial use of water by water-intensive business may also adversely affect the continuing availability and quality of water in Brazil. Whether unexpected or expected, the shortage or lack of water could materially adversely affect our business and results of operations.

Among the initiatives we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of stocks in grains purchases and the constant monitoring of the weather in agricultural regions to guide buying decisions, as well as anticipating price movements in the commodity markets. We also undertake efficiency projects to develop more efficient processes that consume less energy. Other initiatives include technological innovations in the animal-raising installations to improve the environment and acclimatization and safeguard the animal’s wellbeing. We may fail to continue to implement programs to mitigate effects of climate change, which may affect our business and results of operations in the future.

Any shortage or lack of water could materially adversely affect our business and results of operations.

A study conducted by the Food and Agriculture Organization indicates that, in the next two decades, the demand for water will increase 50% on a global scale. In connection with that, it is estimated that by 2025, 1.8 billion people will live in places with absolute shortage of water and two thirds of the global population will live in water-stressed places. By 2050, the demand for water will jump 55%, according to the Food and Agriculture Organization, on a global scale, including some of our key markets, such as North Africa and the Middle East. Water is an essential raw material for our businesses, being present from the production of grains and inputs, the agricultural chain through our production processes. As a result, the shortage or lack of water represents a critical risk for our business. On the other hand, we are aware that the industrial use of water may adversely affect its availability.

In order to mitigate these risks, in 2015, we began developing a methodology to evaluate water-related risks in the locations where we have operations in order to understand the specific impacts of our company and others in those regions and, consequently, reduce our water consumption and exposure to water supply risks in each location. It is an initiative regarding water-related risks through which we can assess internal and external aspects impacting water supply and quality and generate a score for each unit. The objective is to carry out internal and external actions to reduce consumption and comply with applicable rules in order to minimize our impact on the environment and the community. We analyzed the micro and macro watersheds composing the region, as well as the industrial activities and characteristics of the use of water resources, in order to understand the local demand growth, anticipating risks. In 2016, we conducted a vulnerability assessment in all productive units in Brazil. As the methodology is composed of internal and external aspects, we applied a complete assessment for the internal aspects, in which the data was available in its entirety. For the external aspects, which involve information of river basins,  information was difficult to obtain, which led us to review indicators in order to have data for all units. The assessment for external aspects will be fully applied in 2017.

The shortage or lack of water could materially adversely affect our business and results of operations.

We have a governance structure and compliance processes designed to sustain our positive image and reputation in the marketplace, but they may fail to ensure compliance with relevant anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

We have a framework of antifraud initiatives - including anti-bribery and anti-corruption - that supports all business segments and their commercial standards worldwide. However, we may not be able to mitigate all fraud risk entirely. Any negative reflection on our image or our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

We are subject to anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-Corruption Law nº 12,846, the U.S. Foreign Corrupt Practices Act of 1977 ( “FCPA”), the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees that are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws have been identified on occasion as part of our compliance and internal control processes. In addition, we were recently notified of allegations involving potential misconduct by some of our employees in the context of the “Weak Flesh Operation.” For more details, see “Item 8. Financial Information – B. Significant Changes.”

When allegations of non-compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk.  Given the size of our operations and the complexity of the production chain, there can be no assurance our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices, fraud or violations of law or our internal policies and procedures by our employees, directors, officers, partners, or any third-party agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. We may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability. Potential bad developments in the “Weak Flesh Operation” may also negatively affect the market price of our common shares and ADRs.

Our failure to continually innovate and successfully launch new products, as well as maintain our brand image, could adversely impact our operating results.

Our financial success depends on our ability to anticipate changes in consumer preferences and dietary habits and our ability to successfully develop and launch new products and product variations that are desirable to consumers. We devote significant resources to new product development and product extensions; however, we may not be successful in developing innovative new products or our new products may not be commercially successful. For example, trends towards prioritizing health and wellness present a challenge for developing and marketing successful new lines of products to address these consumer preferences. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets, in a timely or cost-effective manner, our products, brands,  our financial results and our competitive position may suffer, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We also seek to maintain and extend the image of our brands through marketing, including advertising, consumer promotions and trade spending. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. Continuing global focus on health and wellness, including weight management, increasing media attention to the role of food marketing and bad press about our quality controls and products, including in connection with the “Weak Flesh Operation,” could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

Our success in maintaining, extending and expanding our brand image also depends on our ability to adapt to a rapidly changing media environment, including increasing reliance on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared.

Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our reputation and brand image. If we do not maintain or improve our brand image, then our product sales, financial condition and results of operations could be materially and adversely affected.

Recent and future acquisitions or joint ventures may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions, joint ventures and other initiatives. We have completed several acquisitions in recent years, such as Golden Foods Siam (“GFS”) in Thailand, Campo Austral and Calchaqui in Argentina, Universal Meats in the United Kingdom, Al Khan Foodstuff LLC (“AFK”) in Oman, and Qatar National Import and Export Co.’s (“QNIE”) frozen distribution business in Qatar. We have also entered into an agreement with FFM Berhad providing for cooperation in FFM Further Processing SDN BHD and an agreement to acquire Banvit in Turkey, (the completion of this transaction is subject to the satisfaction of the conditions precedent set forth in the definitive documents, including anti-trust approvals). For more details on these and other transactions, see “Item 4. Information on the Company—A. History and Development of the Company—Other Acquisitions and Investments in 2016.” Acquisitions, new businesses and joint ventures, especially involving sizeable enterprises, may present financial, managerial, operational and compliance risks and uncertainties, including:

  challenges in realizing the anticipated benefits of the transaction;

  diversion of management attention from existing businesses;

  difficulty with integrating personnel, especially to different managerial practices;

  disruptions when integrating financial, technological and other systems;

  difficulty identifying suitable candidate businesses or consummating a transaction on terms that are favorable to us;

  challenges in retaining an acquired company’s customers and key employees;

  increased compensation expenses for newly-hired employees;

  exposure to unforeseen liabilities or problems of the acquired companies or joint ventures;

  warranty claims and claims for damages which may be limited in content, timeframe and amount;

  challenges arising from a lack of familiarity with new markets with differing commercial and social norms and customs ,which may adversely impact our strategic goals or require us to adapt our marketing and sales model for specific countries;

  compliance with foreign legal and regulatory systems; and

  difficulties in transferring capital to new jurisdictions.

Acquisitions outside of Brazil may present additional difficulties and new political and countries risks, such as compliance with foreign legal and regulatory systems, difficulties to transfer capital, integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

We may be unable to realize synergies and efficiency gains from our recent acquisitions in the timeframe we anticipate or at all, because of integration or other challenges. In addition, we may be unable to identify, negotiate or finance future acquisitions or other strategic initiatives particularly as part of our international growth strategy, successfully or at favorable terms, or to effectively integrate these acquisitions or joint venture businesses with our current businesses. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions and joint ventures may also result in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.

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

  governmental inertia;

  geopolitical risk (including terrorism);

  imposition of exchange or price controls;

  imposition of restrictions on exports of our products or imports of raw materials necessary for our production;

  fluctuation of local currencies against the real;

  nationalization of our property;

  increase in export tax and income tax rates for our products; and

  unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

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

Deterioration of general economic and political conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic and political conditions, which may result in increased volatility in our markets and contribute to net losses. Since the end of 2015, the price of oil has declined significantly and has led to lower economic growth in relevant oil-dependent regions, such as several countries in the Middle East, Russia, Venezuela and Angola. Thus, per capita meat consumption in these areas could be affected as well. In addition, concerns about the Chinese economy and its inability to grow at rates as high as the ones we had in prior years could affect the prices and consumption of all commodities, including chicken and hogs. Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Furthermore, on June 23, 2016, the United Kingdom held an in-or-out referendum on the United Kingdom’s membership within the European Union, the result of which favored the exit of the United Kingdom from the European Union, or “Brexit.” A process of negotiation will determine the future terms of the United Kingdom’s relationship with the European Union. The potential impact of Brexit on our market share, sales, profitability and results of operations is unclear. Depending on the terms of Brexit, economic conditions in the United Kingdom, the European Union and global markets may be adversely affected by reduced growth and volatility. The uncertainty before, during and after the period of negotiation could also have a negative economic impact and increase volatility in the markets, particularly in the Eurozone. The volatility and negative economic impact that may result not only from Brexit, but also from the European elections in 2017 could adversely affect our business.

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs and other raw materials, as well as the selling prices of our poultry and pork. These prices are determined by supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry and hog  production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate and interest rate fluctuations.

Our industry, both in Brazil and abroad, is generally characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability.  We are not able to mitigate these risks entirely.

Natural disasters, pandemics or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well as any interruption we can observe in our plants that may require the temporary re-allocation of plant functions to other facilities could impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems, among other issues.

Our international sales are subject to a broad range of risks associated with international operations.

International sales account for a significant portion of our net sales in line with our global strategy, representing 46.8% in 2014, 50.2 % in 2015 and 52.3% in 2016. Our major international markets include the Middle East (particularly Saudi Arabia), Asia (particularly Japan, Hong Kong, Singapore and China), Europe, Eurasia (particularly Russia) Africa and Americas (particularly Argentina), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on the economic, political and social conditions in our main export markets.

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

  exchange rate and interest rate fluctuations;

  commodities price volatility;

  deterioration in international economic conditions;

  political risks, such as turmoil, government policies, difficulties to transfer capital  and political instability;

  decreases in demand, particularly from large markets such as China;

  imposition of increased tariffs, anti-dumping duties or other trade barriers;

  strikes or other events affecting ports and other transport facilities;

  compliance with differing foreign legal and regulatory regimes;

  strikes, not only of our employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products;

  sabotage affecting our products; and

  bad press related to the Brazilian meat processing industry, including in connection with the “Weak Flesh Operation.”

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Any of these risks could adversely affect our business and results of operations.  In addition, flooding and similar events affecting the infrastructure necessary for the export of our products could adversely affect our revenues and results of operations.

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

We face strong competition from other Brazilian producers in our domestic market and from Brazilian and foreign producers in our international markets.  The Brazilian market for whole poultry, poultry and pork cuts is highly fragmented.  Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards.  Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market.  With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

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

Our manufacturing facilities and products are subject to Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. We already incur significant costs in connection with the compliance with applicable rules, and changes in government regulations relating to food safety or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, recall certain products, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety or animal welfare regulations could result in increased costs and could have a material adverse effect on our business and results of operations, financial condition and prospects. In addition, Brazil has no specific regulation regarding animal welfare; however, we adopt worldwide practices to serve our clients.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2016, we had approximately 102,000 employees worldwide. All of our production employees, in Brazil and in countries where there is a labor union force, are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may not reach new agreements without union action and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. If we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. In 2016, they represented 14.2% of our cost of sales, representing a decrease of 1.2 percentage points compared to 2015. In the event of an employee contractual structure review, additional operational expenses could be incurred. Additionally, during our normal business operation, we outsource some of our labor force, therefore being subject to the contingencies that may arise from this relationship. These contingencies may involve claims directly against us as if we were the direct employer of those outsourced workers or claims seeking our subsidiary liability. In the event that a significant amount of these contingencies materialize in an unfavorable outcome against us, we may be held liable for amounts higher than our provisions, which may have a material adverse effect on our business, financial and operational condition and results of operations. In addition, if the outsourced activities are deemed by the authorities to be core activities, outsourcing may be considered illegal and the outsourced workers may be considered our employees, which would result in a significant increase in our costs and could subject us to administrative and judicial procedures by the relevant authorities and fines. We are also subject to increases in our labor costs due to Brazilian inflation and increases in health insurance. Material increases in our labor costs could have a material adverse effect on our business, results of operations and financial condition and prospects.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the interference with protected areas (conservation units, archeological areas and permanent preservation areas), handling and disposal of waste, discharges of pollutants into the air, water and soil, atmospheric emissions, noise and clean-up of contamination, all of which affect our business. Water management is especially crucial, posing many challenges to our operations. In Brazil, water use regulations impact farming operations, industrial production and hydroelectric power. Any failure to comply with any of these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or compensation for environmental damage without any caps. We cannot operate a plant if the required environmental permit is not valid or updated. Civil penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines, temporary interdiction of rights and prison (for individual offenders) and liquidation, temporary interdiction of rights, fines and community services (for legal entities).

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

Our plants are subject to environmental and operational licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not timely renewed or have their request of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, such as suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are in the renewal process, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period. Brazilian Complementary Law No. 140/2011 establishes that renewal of environmental licenses must be requested at least 120 days in advance of its expiration, so that the license may be automatically extended until a final decision from the environmental authority is reached. In the interim, we are permitted to continue operations under the respective license, during the renewal process. In addition, if since the issuance of a license under renewal there have been regulatory changes in the environmental standards that the plant is required to meet, the environmental agency may condition the renewal upon expensive facility upgrades, which might result in delays or disruptions, or, in the worst case scenario, result in a denial of the license.

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

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be possible or remote. However, the amounts involved in some of these proceedings are substantial, and eventual losses on them could be significantly high. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an impact on our cash flow if we were required to pay those amounts and the eventual losses could be higher than the provisions we have recorded.  Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects.

With regard to tax contingencies, we are currently defendants in a number of cases, which include, for example, disputes about the offset of tax credits and the use of tax incentives in several states that have not yet reached a final ruling at Brazilian courts. In addition, we may face risks arising from potential impairment of input state VAT that we accumulate on exportations. We have a case involving Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” on sales of staple foods (cesta básica) on which the Supreme Court of Brazil has ruled against us. The case is currently pending judgement of a last appeal and, if the final decision is upheld against some or all of BRF’s operations, it could have a significant impact on our liquidity and financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.”

As of December 31, 2016, we had R$122.4 million in provisions for civil contingencies, R$281.7  million in provisions for tax contingencies and R$479.6 million in provisions for labor contingencies. See Note 27 to our consolidated financial statements. We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions.

We are currently being investigated in the “Weak Flesh Operation,” which may result in penalties, fines, sanctions or other forms of liability.

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

Certain kinds of losses cannot be insured against via third-party insurance, and our insurance policies are subject to liability limits and exclusions. For example, ammonia leakage, natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a material adverse effect on us. Additionally, we are exposed to certain product quality risks, such as criminal contamination, bird flu and salmonella that can impact our operations and which are not covered under insurance. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to pay indemnification to parties affected by such an event. In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to different facilities. These costs may not be fully covered by our insurance.

From time to time, our installations may be affected by fires as was the case with our Toledo unit in 2014 and other units in 2016, such as Chapecó/SC and Paranaguá/PR, besides electrical damages or explosion in substations, or widespread truck driver strikes. Although our business interruption insurance covers certain losses in connection with disruptions to our operations, all of our direct and indirect costs and intangible costs may not be covered by our insurance. Any similar event at these or other facilities in the future could have a material adverse impact on our business, results of operations, financial condition and prospects

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

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

Breaches, disruptions, or failures of our information technology systems could disrupt our operations and negatively impact our business.

Information technology is an important part of our business operations and we increasingly rely on information technology systems to manage business data and increase efficiencies in our production and distribution facilities and inventory management processes. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for digital marketing and electronic communications between our facilities, personnel, customers and suppliers. Like other companies, our information technology systems may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, hackers, unauthorized access attempts and other security issues. Integrating newly-acquired companies into the system can be uniquely problematic. We have implemented technology security initiatives and disaster recovery plans to mitigate our exposure to these risks, but these measures may not be adequate. A significant failure of our systems, including failures that prevent our systems from functioning as intended, could cause transaction errors, processing inefficiencies, loss of customers and sales, have negative consequences on our employees and our business partners and have a negative impact on our operations or business reputation.

In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. Also, the disclosure of non-public sensitive information through external media channels could lead to the loss of intellectual property or damage our reputation and brand image.

Risks Relating to Our Indebtedness

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2016, our total consolidated debt (comprised of short-term and long-term debt) was R$18,962.4 million (US$5,818.3 million).

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

As of December 31, 2016, we had R$2,674.4 million of debt that matures in 2018, R$3,188.7 million of debt that matures in 2019, R$1,412.7 million of debt that matures in 2020, R$8,441.6 million of debt that matures in in 2021 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2016, we had R$10,318.7 million of foreign currency debt, including R$1,257.1 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

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

  borrow money;

  make investments;

  sell assets, including capital stock of subsidiaries;

  guarantee indebtedness;

  enter into agreements that restrict dividends or other distributions from certain subsidiaries;

  enter into transactions with affiliates;

  create or assume liens; and

  engage in mergers or consolidations.

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

  exchange rate fluctuations;

  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product (GDP);

  high inflation rates;

  changes in fiscal or monetary policies;

  commodities price volatility;

  increase in interest rates;

  exchange controls and restrictions on remittances abroad;

  volatility and liquidity of domestic capital and credit markets;

  natural disasters and changes in climate or weather patterns;

  energy or water shortages or rationalization, particularly in light of water shortages in parts of Brazil;

  changes in environmental regulation;

  social and political instability, particularly in light of recent protests against the government;

  strikes, not only of our employees, but also of port employees, truck drivers, other transport facilities, customs agents, sanitary inspection agents and other government agents; and

  other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

The Brazilian economy has recently experienced a slowdown. In recent years, GDP growth rates were 1.8%, 2.7% and 0.1% in 2012, 2013 and 2014, respectively, but GDP decreased 3.8% and 3.6% in 2015 and 2016, respectively.  Inflation and interest rates decreased, but remained in historically high levels, while unemployment had a significant increase. For 2017, there is an expectation of a slight improvement of the economic indicators (especially, interest rates and inflation), but the economy will probably continue to grow at a very slow pace.

Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil and, in addition, protests, strikes and corruption scandals have led to a decrease in confidence and a political crisis.

After the legal and administrative process for the impeachment, Brazil’s Senate removed president Dilma Rousseff from office on August 31, 2016 for infringing budgetary laws. Michel Temer, the former vice president, who has been de facto president Brazil since Ms. Rousseff’s suspension in May, was sworn in by the Senate to serve out the remainder of the presidential term until 2018. However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and approval of reforms that are expected to be promoted by the new president. We cannot predict which policies Mr. Temer may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects.

The political crisis could worsen the economic conditions in Brazil, which may increase production and supply chain costs and adversely affect our results of operations and financial condition. Uncertainty as to whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in our production operations.

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

Brazil experienced high inflation rates in the past. According to the National Amplified Consumer Price

Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of

Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”), Brazilian consumer price inflation rates were 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015 and 6.29% in 2016. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

Although the market is currently forecasting that the inflation level will return to the Central Bank’s target in 2017, it is impossible to dismiss the possibility of higher inflation, taking into account the historic behavior of the country’s economy and the recurring political instability. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net profit. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net profit. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares and the ADRs.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The interest rate is one of the instruments used by the Central Bank to keep inflation under control or to stimulate the economy. If interest rates decrease, the population has greater access to credit and consumes more. This increase in demand can push prices if the industry is not prepared to meet higher consumption. On the other hand, if interest rates go up, the monetary authority inhibits consumption and investment once they get more expensive. Another consequence is the greater return paid by government securities, directly impacting other investments that become less attractive. Investment in public debt absorbs money that would fund the productive sector.

At December 31, 2016, 28.7% of our total liabilities with respect to indebtedness and derivative instruments corresponding to the amount of R$19,491.9 million were either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on the London Interbank Offered Rate, or “LIBOR.” Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2012, 2013, 2014 and 2015, the real depreciated 8.9%, 14.6%, 13.4% and 47.0%, respectively, against the U.S. dollar, while, in 2016, the real appreciated 16.5%.

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

We have established policies and procedures to manage our sensitivity to such risks, such as the Financial Risk Management Policy. This policy, however, may not cover 100% of our revenue and cost exposure to exchange rates.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$10,318.7 million at December 31, 2016, representing 54.4% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social, or “PIS”) and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes, the ICMS and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. Others, such as the Lei do Bem incentive program and the deduction of interest on shareholders’ equity, may be revoked. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance. Moreover, for as long as the Provisional Measure No. 774/17 related to social contributions is in effect or if it is passed into law, our overall tax burden will be increased, which could negatively affect our overall financial performance. For more information, see “Item 8. Financial Information – B. Significant Changes – Social Contributions.”

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

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 33.3% or more of our share capital to disclose such information immediately through a filing with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) or “CVM” and,  within 30 days from the date of such acquisition or event, commence a public tender offer with respect to all of our shares for a price per share that may not be less than the greater of: (i) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 120 trading sessions prior to the date on which the public offer became obligatory; and (ii) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 30 trading days prior to the date on which the public offer became obligatory.

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

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 4,373, as amended, of the Brazilian National Monetary Council (Conselho Monetário Nacional), or “CMN”), is generally viewed as being subject to taxation in Brazil. Pursuant to Article 26 of Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In the case of a non-Brazilian holder, the withholding tax rate applicable upon the capital gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven).

For additional discussion of the tax consequences of a disposition of our common shares, see “Item 10. Additional Information––E. Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market price of our common shares and ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Novo Mercado of BM&FBovespa (the “BM&FBOVESPA” or the “São Paulo Stock Exchange”) had a total traded volume of  R$694.8 billion, or US$201.2 billion, and an average daily trading volume of R$1.9 billion, or US$576.4 million for the year in 2016. The New York Stock Exchange had a market traded volume of US$10.2 trillion (U.S. domestic listed companies) and an average daily trading volume of  US$44.0 billion for the year in 2016. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 43% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2016. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 46% of all shares traded on the São Paulo Stock Exchange in 2016. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market price of our common shares and ADRs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging markets. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging markets have at times resulted in significant outflows of funds from, and declines in, the amount of foreign currency invested in Brazil. In addition, economic and political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy, as well as the market for securities issued by Brazlian companies, is also affected, to a varying degree, by international economic and market conditions generally, especially economic and market conditions in the United States.  Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2016, and we do not expect to be a PFIC for 2017 or in the future, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time.  Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%.  The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.  See “Item 10. Additional Information––E. Taxation––U.S. Federal Income Tax Considerations––Passive Foreign Investment Company.”

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

For recent information about our major shareholders, see “Item 7.  Major Shareholders and Related Party Transactions––A. Major Shareholders.

Our principal executive offices are located at Rua Hungria, 1400 - 5th Floor, Jd. Europa, 01455-000, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5000/5355/5048. Our internet address is www.brf-br.com/ir.  From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at www.brf-br.com/ir. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Business Combination with Sadia

Agreement with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Holders of common shares and preferred shares of Sadia received common shares of BRF, and holders of American Depositary Shares (“ADS”) representing preferred shares of Sadia, received ADRs evidencing ADSs representing common shares of BRF.

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

On December 31, 2012, we incorporated Sadia S.A., then a wholly-owned subsidiary, into BRF, and Sadia ceased to exist as a separate legal entity.

Antitrust Approvals

The business combination was reviewed by antitrust authorities both in Brazil and in Europe.  Approval by the European antitrust authorities was received on June 29, 2009, followed by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or “CADE”) on July 13, 2011, conditioned upon compliance with the terms of a Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”) that we entered into with the CADE on July 18, 2011.  Under the TCD, we agreed to a number of measures, including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market. In March 2012, we entered into an agreement with Marfrig Alimentos S.A., or “Marfrig,” pursuant to which we agreed to transfer certain assets in compliance with our agreement with the CADE. The last suspension of use of brands imposed by CADE in connection with the business combination with Sadia expires July 3, 2017. After such date, BRF will only be prohibited from having exclusivity on sales, publicity or merchandising in points of sale in Brazil. The TCD does not restrict our ability to act freely in the Brazilian food service market or outside the Brazilian market.

Agreement with Marfrig

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from CADE, but that approval was subject to a number of conditions set forth in a TCD, including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market. On March 20, 2012, we entered into an agreement with Marfrig pursuant to which we have agreed to transfer certain assets in compliance with the TCD.  In exchange, we acquired the right to receive from Marfrig an amount corresponding to R$350.0 million to be paid as follows:

  R$25.0 million paid on June 11, 2012;

  R$25.0 million, adjusted by the General Market Price Index (Índice Geral de Preços do Mercado, or “IGP-M”), paid on July 1, 2012;

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

Agreement with Lactalis

On September 3, 2014, BRF entered into a binding memorandum of understanding with Lactalis, a company controlled by Parmalat S.p.A., an Italian publicly held company pertaining to the Groupe Lactalis S.A., or “Groupe Lactalis,” for the sale of its dairy division, including:  (i) manufacturing facilities located in the cities of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), Três de Maio I (RS), Três de Maio II (RS) and Santa Rosa (RS), and (ii) related assets and trademarks (Batavo, Elegê, Cotochés, Santa Rosa and DoBon) dedicated to such segment. The transaction closed on July 1, 2015 for a total consideration of US$697.8 million.

Establishment of OneFoods

On June 30, 2016, we approved the establishment of our subsidiary One Foods Holding Ltd. (“OneFoods”), formerly known as Sadia Halal, dedicated to the production, distribution and sale of halal products.  Such restructuring process will contemplate the transfer of several assets related to the production and distribution of halal products, including: (i) grain storage facilities, feed mills, agreements with outgrowers (outsourced farmers), hatcheries and eight slaughtering and processing plants in Brazil; (ii) one processing plant in United Arab Emirates; (iii) the equity participation in FFM Further Processing SDN BHD and (iv) the equity participation held by us in certain distribution companies based in Saudi Arabia, Qatar, United Arab Emirates, Sultanate of Oman and Kuwait.These assets were transferred to SHB Comércio e Indústria de Alimentos S.A. (“SHB”), a controlling shareholder of OneFoods, or directly to OneFoods. We will also transfer or license to OneFoods some brands that we use in some halal markets. We are analyzing strategic alternatives for the expansion of our halal business in our current markets as well as in those not currently served by us, as well as alternatives for the capitalization of OneFoods. OneFoods, based in Dubai, United Arab Emirates, started operations on January 2, 2017.

Other Acquisitions and Investments in 2016

Campo Austral – Argentina

On December 1, 2015, BRF signed a binding offer with Pampa Agribusiness Fund L.P. and Pampa Agribusiness Follow-on Fund L.P. relating to the acquisition of all the shares issued by Eclipse Holding Cooperatief UA, a Dutch company that controls Campo Austral, a group of companies with fully integrated business operations in the hog segment in Argentina, including the cold cuts market, for the total consideration of US$68.2 million. This transaction was completed on April 15, 2016.

Calchaquí – Argentina

On March 22, 2016, BRF, through its subsidiaries BRF GmbH and BRF Holland B.V., entered into a share purchase agreement for the acquisition of all the shares issued by Alimentos Calchaquí Productos 7 S.A., for the total consideration of US$104.7 million. This transaction was completed on May 10, 2016.

Al Khan Foodstuff – Oman

On April 25, 2016, BRF, through its subsidiary BRF GmbH, entered into a share purchase agreement with the shareholders of Al Khan Foodstuff LLC, or “AKF.” After completion of the transaction on June 20, 2016, BRF GmbH held all of AKF’s economic interest. The valuation of AKF within the context of the transaction (enterprise value for 100% of AKF) was of US$32.6 million.

FFM Further Processing – Malaysia

On September 9, 2016, BRF, through its subsidiary BRF Foods GmbH, entered into an agreement with FFM Berhad, providing for the cooperation of both parties in FFM Further Processing SDN BHD, a food processing company based in Malaysia, along with an investment by BRF Foods GmbH in FFP in the amount of approximately US$16.0 million. After completion of the transaction on October 4, 2016, BRF Foods GmbH held 70% of the shares of FFP, and FFM Berhad held the remaining 30%.

Banvit - Turkey

On January 9, 2017, we entered into a share purchase agreement with the controlling shareholders of Banvit Bandirma Vitaminli Yem Sanayii A.Ş. (“Banvit”) for the acquisition of all the Banvit shares held by them, which represent 79.5% of the Banvit shares. Banvit is the largest poultry producer in Turkey, with fully integrated operations and the highest brand awareness in the sector in Turkey.

Additionally, we and Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, have entered into definitive agreements related to the incorporation of a new company, which will acquire the Banvit shares referred to above, and the relationship between this new company and Banvit. The rights arising from these agreements will be assigned to OneFoods, which will hold 60% of this new company and QIA will hold the remaining 40%.

Pursuant to the terms of the share purchase agreement described above and subject to the financial performance of Banvit for 2016, the enterprise value for 100% of Banvit is approximately US$470.0 million. Based on the net debt position of Banvit as of September 30, 2016, the equity value of Banvit would therefore be approximately US$340.0 million.

Following the consummation of this transaction, the new company will launch a mandatory tender offer to acquire the remaining 20.5% of the Banvit shares from the minority shareholders on the same terms and conditions offered to the Banvit controlling shareholders.

The completion of this transaction is subject to the satisfaction of the conditions precedent set forth in the definitive documents, including anti-trust approvals.

Weak Flesh Operation

We are currently being investigated in the context of the “Weak Flesh Operation.” For more information, see “Item 8. Financial Information – B. Significant Changes – Weak Flesh Operation.”

Capital Expenditures

The table below sets forth our capital expenditures for the periods indicated:

	As of December 31,
	2016	2015	2014
	(in millions of reais)
Expansion and enhancement of production facilities	686.2	495.0	292.8
UAE Facility	7.7	51.8	236.9
Other expansion investments	678.5	443.1	55.9
Productivity investments	348.4	435.1	267.8
Automation	115.0	257.6	124.9
Other productivity investments	233.4	177.6	142.9
Other capital expenditures	481.6	554.8	387.5
Subtotal capital expenditures	1,516.2	1,485.0	948.1
Biological Assets	784.2	598.9	517.5
Acquisitions and other investments	3,084.1	376.9	514.4
Leasing	82.0	21.3	67.8
Total capital expenditures	5,466.5	2,482.0	2,047.8

The main capital expenditures in 2014, 2015 and 2016 are described below:

                Acquisitions. For the main acquisitions in 2016, see “—Other Acquisitions and Investments in 2016”.

Logistics Management: BRF invested R$53.4 million in 2016 in the Vitória de Santo Antão distribution center in order to better serve all the states in the northeastern region of Brazil and some states in the north of the country.

Tatui (SP-Brazil): In 2014, BRF continued the development of a production line for sliced cold cut products to be sold in an exclusive single package. This new line was installed in the Tatui Industrial Complex, located in the state of São Paulo (Brazil). This new product aims at strengthening the presence of the Sadia brand in the cold cuts category, offering a differentiated pre-sliced product, with clear identification of the brand and food security assurance. BRF is a leader in the cold cuts category and wants to expand the portfolio of products that reach the consumer needs, such as single fresh slices. The sliced cold cuts line Soltissimo offers thin and single slices that do not stick together, with “easy-open” and storage packaging and fresh products.

Automation: In 2016, BRF invested nearly R$115.0 million for the automation of company processes. The goal has been to improve efficiency by increasing productivity and reducing production costs. In 2016, investments on automating the chicken leg deboning processes continued, which not only drastically reduced costs, but also improved ergonomics in the factory and increased product quality. In 2015 and 2014, BRF invested R$375.8 million for the automation of company processes. The goal has been to improve efficiency by increasing productivity and reducing production costs. In 2015, the focus of automation investments was on deboning processes and poultry packaging.

Internationalization Project: BRF is working on a broad long-term internationalization project. In 2016, we increased our investments in Argentina, including in the San Jorge burger factory and in Rio Cuarto in the amount of R$17.9 million and R$101.5 million, respectively. In 2014, the company opened a processed products facility in the UAE, with production capacity of 70 thousand tons/year, which  represented a total investment of around US$160.0 million.

Demand: Despite the decrease in demand growth in the Brazilian market, which is closely related to the poor performance of the Brazilian economy, demand should resume its growth in the following years. Therefore, BRF invested in projects to keep up with demand growth, such as the investments made in the Toledo, Uberlândia and Lucas do Rio Verde plants, in the aggregate amount of R$90.6 million in 2016.

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

In 2017, in addition to existing projects, BRF is focused on increasing production – specially of pork meat, developing new products and improving efficiency. In accordance with BRF’s commitment to a more efficient use of its employed capital, we will also analyze divestiture opportunities (such as inactive real estate assets) should they allow us to increase our focus on the core business and generate higher returns for shareholders.

B.                  Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over five thousand stock keeping units (“SKUs”).  Our processed products include marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches, mayonnaise, and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Paty, Bocatti, Vienissima, Dánica, Confidence, Speedy Polo and Hilal. In December 2016, BRF was responsible for 16.3% of the world trade in poultry.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 35 plants in Brazil, BRF has among its main assets a widespread distribution network that enables its products to reach Brazilian consumers through 551,050 monthly deliveries and 47 distribution centers, 20 of which are in the domestic market and 27 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 27 sales offices outside of Brazil serving customers of more than 150 countries on five continents. We have nine industrial units in Argentina, five in Thailand, two in Europe (BRF UK and BRF Holland), one in Abu Dhabi and one in Malaysia.

We are able to reach substantially all of the Brazilian population through a nationwide network of 20 distribution centers.

In Brazil, we operate 35 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers, being eight owned by us and 12 leased by third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international markets, we operate 12 meat processing plants in Argentina,  Netherlands, United Kingdom, Thailand, the United Arab Emirates and Malaysia one margarine and oil processing plant Argentina, one sauce and mayonnaise processing plant Argentina, and one frozen vegetables processing plant Argentina. We have 27 distribution centers located overseas, as well as commercial offices in the United Kingdom, France, Spain, Italy, Austria, Hungary, Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Argentina, Uruguay, Chile, Turkey and Malaysia.

Our domestic distribution network uses 20 distribution centers in several Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 30 transit points, previously referred to as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own eight of our distribution centers and lease the remaining 12 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

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

Competitive Strengths

We believe our major competitive strengths are as follows:

  Leadership in the Brazilian Food Market with Strong Brands and a Global Presence.  We are one of the largest producers of fresh and frozen protein foods in the world with a size and scale that allows us to compete in Brazil as well as in our export markets. We are one of the largest food companies in the world in terms of market capitalization. We believe our leading position allows us to take advantage of market opportunities by expanding our business, increasing our offer of added value products and improving our initiatives in export markets.  In 2016, we slaughtered approximately 1.72 billion chickens and other poultry and 9.61 million hogs and cattle. In the same year, we sold approximately 5.0 million tons of poultry, hogs, beef and processed products. Our own and licensed brands are highly recognized in a number of countries, such as Brazil, Argentina, Saudi Arabia, Angola, to name a few, and we are expanding the presence with local brands in key markets. Our Sadia and Perdigão brands were included among the “Most Valuable Brand in Brazil” in 2016 and 2015, respectively, by Millward Brown Vermeer. Our sustainable practices have also brought BRF great recognition over the years. We are one of the leading companies in terms of transparency published by the Carbon Disclosure Project, or “CDP.” We are the only company in the food sector to have been included in BM&FBOVESPA’s Corporate Sustainability Index, or “ISE,” for the last 12 years. We became part of the Emerging Markets portfolio of the Dow Jones Sustainability Index five years ago and are also among the companies listed on the United Nations Global Compact 100 Index since 2013.

  Extensive Distribution Network in Brazil and the Export Markets.  We believe we are one of the few companies with an established distribution network that can deliver frozen and chilled products in practically any region of Brazil. Moreover, we export products to approximately 150 countries and are developing our own distribution network in Europe, where we sell directly to food processing companies and local distributors. We operate in the Middle East through equity interests we have acquired in distribution companies such as Al Khan Foodstuff LLC, or “AKF,” the leader in the distribution of frozen and chilled food in the Sultanate of Oman, the retail frozen foods distribution business of Alyasra Food Company W.L.L, or “Alyasra,” the leader in the distribution of frozen, chilled and dried food in Kuwait, and Federal Foods Limited, or “Federal Foods,” the leader in the distribution of food in the United Arab Emirates. Besides this, we also operate through Al Wafi in Saudi Arabia. In Argentina, we are working to optimize the number and increase the loyalty of our distributors. Our established distribution capabilities and logistical experience allow us to expand our national and international business, leading to higher sales volume and a greater coverage of our line of products. Moreover, in Europe, we partnered with Invicta Food Group Limited, or “Invicta,” and acquired Universal Meats (UK) Ltd, or “Universal Meats,” to strengthen our distribution of processed food in the United Kingdom, Ireland and Scandinavia.

  Low Cost Producers in a Growing Global Market.  We believe we have a competitive advantage over producers in some of our export markets due to our lower production costs and gains of efficiency in animal production in Brazil. We have also achieved a scale of production and quality that allows us to compete effectively with the main producers in Brazil and other countries. We set up a series of programs aimed at maintaining and improving our cost effectiveness, including programs to optimize our supply chain by integrating demand, production, inventory management and customer service. Our Shared Service Center (CSC - Centro de Serviços Compartilhados) centralizes our administrative and corporate activities, and our BRF Value Generation system (GV BRF - Geração de Valor BRF”) provides our managers with a more efficient use of fixed and working capital, while our Zero-Base Budget (OBZ - Orçamento Base Zero) is directed at enhancing the efficiency of cost management.

  Strategic and Diversified Geographic Allocation.  Our slaughterhouses are strategically located in different regions of Brazil (South, Southeast and Midwest). This allows us to offset the risks from any restrictions on exports that may occur in particular regions of the country due to sanitary concerns. The geographical diversity of our distribution centers in 14 Brazilian states also allows us to reduce the cost of transport due to their proximity to the grain-producing regions and the country´s main export ports. We opened our first processed food plant in the Middle East in Abu Dhabi, in the United Arab Emirates in 2014. This is the largest BRF factory globally. In Argentina, in 2016, we integrated Campo Austral, through the acquisition of its controller, Eclipse Holding Cooperatief UA, and Alimentos Calchaquí Productos 7 S.A., or “Calchaquí,” both with own production capabilities and local brands to strengthen our position in the cold cuts market. Additionally, in 2016, we increased our presence in Asia by acquiring Golden Foods Siam, or “GFS,” one of the leading poultry producers in Thailand, with fully integrated operations and exporting to more than 15 markets globally, we concluded a cooperation agreement with FFM Berhad in Malaysia, we signed an agreement for the acquisition of Banvit in Turkey (the completion of this transaction is subject to the satisfaction of the conditions precedent set forth in the definitive documents, including anti-trust approvals), and more recently, in January 2017, our subsidiary, OneFoods, focused 100% in the Halal market, started to operate. Those are great steps forward as part of our international expansion and aim to provide the best options to clients through local operations, which allow rapid and efficient access to strategic markets and increase the flexibility of the adaptation of products to local wishes. This approach is always carried out according to the specific requirements of each country and follows rigorous controls in all the productive processes.

  Emphasis on Quality, Safety and Diversified Portfolio of the Product.  We are committed to food safety and quality in all of our operations to meet the specifications of our clients, prevent contamination and reduce the risks of epidemics of animal illnesses. We monitor the treatment of our poultry and hogs raised in all the stages of their lives and throughout the entire production process. In 2013, we launched a campaign in Brazil to publicize the Sadia Total Guarantee Program (Programa de Garantia Total Sadia) that ensures our chickens have no hormones or preservatives and are individually inspected. Moreover, we were the first Brazilian company approved by the European Food Safety and Inspection System, which qualified us to sell processed poultry products to European consumers. This means that our clients include some of the most demanding clients in the world and that we meet their quality controls and external audits. We have a diversified variety of products that give us the flexibility to direct our production according to the market demand and the seasonality of our products. To support this continuous innovation of our product portfolio, we have been continuously investing in our Technology Center in Jundiaí, in upstate São Paulo.

  Committed Management Team.  Our management endeavors to accentuate best practices in our operations and corporate governance standards, as demonstrated by the listing of our common shares on the Novo Mercado segment of the São Paulo stock exchange. Companies listed on this stock market must pledge to adopt the highest standards of corporate governance. We have improved our organizational structure and have redesigned it under the following five vice presidents: (i) VP of Finance and Management; (ii) VP of People; (iii) VP of Marketing and Innovation; (iv) VP of Operations and Supply Chain; and (v) VP of Corporate Integrity.

Business Strategy

We intend to become the most inspiring and relevant global food company. In order to achieve this, we reviewed our long-term plan in our yearly strategic planning process. We set four main targets for our company in the next years:

  Have a global brand portfolio. We are expanding our brand portfolio throughout the world. Sadia, for example, has different brand stages across our markets. In Brazil and Middle East countries, it has impressive penetration and preference levels, while in Russia, Angola and in some Asian countries, it is becoming increasingly stronger. Qualy is our most relevant brand for spreads, with an innovative approach to our consumers in Brazil.  Paty and Danica are renowned brands for burgers and condiments, respectively, in Argentina. Those are just some initiatives and, for each of our brands, we look to bring the most value to our consumers.

  Focus in six key global categories. Strengthening our portfolio and its quality must be a continuous effort, therefore, we elected our most important categories, considering strategic and value importance. Our global focus is in value added poultry and pork cuts, cold cuts, cooked and coated, ready-to-eat meals, on-the-go and food service portfolio.

  Capture global opportunities. Internationally, we made important steps to solidify BRF as a global company. In Middle East and Africa, we continued to improve our local production (Abu-Dhabi plant), consolidated distribution and increased processed food portfolio participation. In Asia, we invested in branded portfolio and footprint expansion, such as our recent acquisition in Thailand and Malaysia. In Eastern Europe, we focused on retailing presence and, in the U.K., our food service channel became even more relevant. In Argentina, we expanded our position in the cold-cuts market by acquiring two more companies. Recently, we announced a joint venture with Banvit to enter Turkey, an important poultry market. Banvit is the largest poultry producer in Turkey, with fully integrated operations and the highest brand awareness in the sector in Turkey. The completion of this transaction is subject to the satisfaction of the conditions precedent set forth in the definitive documents, including anti-trust approvals.

  Transformational changes. In the second semester of 2016, we announced our intention to focus on the halal market. In this context, BRF analyzed strategic alternatives for its new subsidiary, OneFoods, enabling its expansion in current markets as well as in those not currently served by BRF. In the beginning of 2017, OneFoods became operational.

Products

We are a food company that focuses on the production and sale of poultry, pork and processed foods.

Poultry

We produce frozen whole and cut poultry. In 2016, we slaughtered approximately 1.72 billion heads of poultry, 0.5% decrease compared to 1.72 billion in 2015. We sold 2,006 thousand tons of frozen chicken and other poultry products in 2016, compared to 1,944 thousand tons in 2015. Most of our poultry sales are to our export markets.

Pork and Beef

In 2016, we slaughtered approximately 9.61 million hogs and cattle, compared to 9.51 million in 2015. We raise hogs but do not raise cattle at our facilities.  Although most of hogs that we slaughter are used for processed products in the domestic market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. We are developing our international customer base for pork and beef cuts.  In 2016, we sold 350 thousand tons of pork and beef cuts, compared to 273 thousand tons of pork and beef cuts in 2015.

Aligned with our strategic plan (BRF 17), in 2014, we transferred our beef operations to Minerva, in exchange for an equity participation in that company.

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 2,017 thousand tons of processed foods in 2016, compared to 2,116 thousand tons in 2015.  Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Halal Products

We offer poultry products for Muslim markets in accordance with the Halal method of animal slaughter.

Frozen Prepared Entrees

We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

  Pastas and Pizzas. We produce several varieties of lasagna, pizza and other ready-to-eat meals. We produce the meat used in these products and buy other raw materials in the domestic market.

  Vegetables. We sell a variety of frozen vegetables, such as broccoli, peas and French fries. These products are produced by third parties that deliver them to us packaged. We purchase most of these products in the domestic market, but we import French fries and peas.

  Pies and Pastries. We produce a variety of pies and pastries, such as chicken and heart-of-palm pies. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.

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

Mayonnaise

We began sales of mayonnaise in 2012 under the Dánica brand name as part of our strategy to diversify our product lines and to take advantage of our production capacity in Argentina.

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers or to unaffiliated customers. In 2016, we produced 10,506 thousand tons of feed and premix, compared to 10,437 thousand tons in 2015. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the second largest producer and the leading exporter of poultry in the world for 2016, followed by the U.S., EU-27 and Thailand, based on estimates calculated by the United States Department of Agriculture, or the “USDA.” Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This development can be explained by the increase of Brazilian companies’ production dedicated to exports, as well as by the competitiveness of Brazilian poultry. Sanitary issues in the main producing countries, such as avian influenza cases in the United States in recent years, have changed the global poultry trade dynamics by reducing competition from major exporting countries, specially with China banning poultry meat from the USA (including breeders).

According to the USDA, global poultry trade increased 5.26% in 2016 (mainly due to Brazil which exported 7.0% more, gaining 1.66% of market share, as a result of a weaker domestic market leading to an increase in attractiveness of exports). According to the Brazilian Association of Animal Protein (ABPA – Associação Brasileira de Proteína Animal), exports of poultry parts increased 4.2%, representing 59.1% of the total poultry exported volumes. Whole chicken, which represents 31.3% of the total, decreased 2.2%. The main destinations were Saudi Arabia, China and the European Union (with China for the first time in the top three), which decreased total imports from Brazil by 5.4%, increased by 57.8% and decreased by 2.0%, respectively.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Broiler Producers	2016	2015	2014
	(in thousands of tons – “ready to cook” equivalent)
U.S.	18,283	17,971	17,306
Brazil	13,605	13,146	12,692
China	12,700	13,400	13,000
European Union (28 countries)	11,070	10,810	10,450
India	4,200	3,900	3,725
Russia	3,750	3,600	3,260
Mexico	3,270	3,175	3,025
Argentina	2,100	2,080	2,050
Turkey	1,900	1,909	1,894
Thailand	1,780	1,700	1,570
Others	14,980	15,265	15,973
Total	89,548	88,694	86,555

Primary Broiler Exporters	2016	2015	2014
	(in thousands of tons – “ready to cook” equivalent)
Brazil	4,110	3,841	3,558
U.S.	2,978	2,867	3,310
European Union (28 countries)	1,250	1,177	1,133
Thailand	670	622	546
China	395	401	430
Others	1,390	1,346	1,500
Total	10,793	10,254	10,477

Primary Broiler Consumers	2016	2015	2014
	(in thousands of tons – “ready to cook” equivalent)
China	12,715	13,267	12,830
U.S.	15,379	15,094	14,043
Brazil	9,497	9,309	9,137
European Union (28 countries)	10,570	10,361	10,029
India	4,194	3,892	3,716
Mexico	4,087	3,960	3,738
Russia	3,835	3,804	3,660
Japan	2,366	2,321	2,228
Argentina	1,955	1,894	1,773
South Africa	1,795	1,690	1,572
Others	21,245	21,364	22,219
Total	87,638	86,956	84,945

Source: USDA, February 2017.

Pork

Brazil is the fourth largest producer and exporter and fifth largest consumer of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production and consumption of pork has increased since 2009.  The USDA expects a decrease in global production and consumption of pork in 2016 of 1.97% and 1.73%, respectively. According to ABIPECS, pork exports reached 724 thousand tons in 2016.  Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research developments have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders also contributed to the production increase.

According to the Brazilian Animal Protein Association (Associação Brasileira de Proteína Animal), or “ABPA,” until December 2016, Russia was Brazil’s major destination of pork followed by Hong Kong and China, representing 33.8%, 22.7% and 12.1%  respectively of total Brazilian pork exports. Russian, Hong Kong and Chinese imports from Brazil increased 0.60%, 32.7% and 1,581.9%, respectively, from January to December of 2016. China’s big increase in Brazilian imports, taking second place from Angola in terms of growth rate, made it more relevant.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2016	2015	2014
	(in thousands of tons – weight in equivalent carcass)
China	51,850	54,870	56,710
European Union (28 countries)	23,350	23,290	22,540
U.S.	11,307	11,121	10,368
Brazil	3,710	3,519	3,400
Russia	2,770	2,615	2,510
Vietnam	2,528	2,475	2,425
Others	12,695	12,486	12,613
Total	108,207	110,376	110,566

Main Pork Exporters	2016	2015	2014
	(in thousands of tons – weight in equivalent carcass)
U.S.	2,356	2,272	2,309
European Union (28 countries)	3,300	2,389	2,164
Canada	1,350	1,239	1,280
Brazil	900	627	556
China	180	231	276
Chile	175	178	163
Others	277	288	214
Total	8,538	7,224	6,962

Main Pork Consumers	2016	2015	2014
	(in thousands of tons – weight in equivalent carcass)
China	54,070	57,668	57,195
European Union (28 countries)	20,062	20,913	20,390
U.S.	9,452	9,341	8,545
Russia	3,160	3,016	3,024
Brazil	2,811	2,893	2,845
Japan	2,590	2,568	2,543
Others	15,903	13,506	15,354
Total	108,001	109,905	109,896

Source: USDA, February 2017.

Beef

Brazil is the second largest producer and consumer of beef in the world and the first largest exporter (from third last year), according to tonnage data compiled by the USDA. From 2016 to 2017, the USDA estimates an increase in global beef production and consumption of approximately 0.77%, 0.97% and 3.39%, respectively and a decrease in exports of 1.03%

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Panorama
Main Beef Producers	2016	2015	2014
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,389	10,817	11,075
Brazil	9,284	9,425	9,723
European Union (28 countries)	7,850	7,691	7,443
China	6,900	6,700	6,890
India	4,250	4,100	4,100
Argentina	2,600	2,720	2,700
Australia	2,075	2,547	2,595
Mexico	1,880	1,850	1,827
Pakistan	1,750	1,710	1,675
Russia	1,340	1,355	1,375
Others	11,168	11,107	11,690
Total	60,486	60,022	61,093

	World Beef Panorama
Main Beef Consumers	2016	2015	2014
	(in thousands of tons – weight in equivalent carcass)
U.S.	11,664	11,276	11,241
Brazil	7,499	7,781	7,896
European Union (28 countries)	7,890	7,751	7,514
China	7,673	7,399	7,277
Argentina	2,390	2,534	2,503
Russia	1,915	1,966	2,294
Others	19,697	19,457	20,299
Total	58,728	58,164	59,024

	World Beef Panorama
Main Beef Exporters	2016	2015	2014
	(in thousands of tons – weight in equivalent carcass)
Brazil	1,850	1,705	1,850
India	1,850	1,806	2,082
Australia	1,385	1,854	1,851
U.S.	1,120	1,028	1,167
New Zealand	580	639	579
Others	2,654	2,505	2,463
Total	9,439	9,537	9,992

Source: USDA, February 2017.

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

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, and Aviagen. We send these chicks to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced.  We also buy a small percentage of our parent stock from another supplier.  The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1.76 billion day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2016.  We hatch these eggs in our 31 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 8,804 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2016, we had a fully automated slaughtering capacity of 35.7 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres and DanBred or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 3,999 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2016, we had a pork slaughtering capacity of 197,188 heads per week.

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

BRF currently has a beef slaughtering capacity of 3,106 heads per week in a factory in Argentina.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. BRF has a total production capacity of 197 thousand tons/month across 17 production units in Brazil (Chapecó, Marau, Capinzal, Toledo, Várzea Grande, Videira, Lucas do Rio Verde, Rio Verde, Uberlândia, Concórdia, Tatuí, Vitória de Santo Antão, Herval d’Oeste, Lajeado, Ponta Grossa, Paranaguá and Rio de Janeiro) processing meat products (such as mortadella, franks, sausage, hamburger and breaded) and non-meat products (such as lasagna, ready meals and pizzas) for both the domestic and international markets. In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items. In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

BRF also has nine plants in Argentina for processing products such as hamburgers, franks, hams, vegetables and margarines. Their capacities are on average 15 thousand tons/month.

In November 2014, BRF inaugurated its first plant in Middle East, with a total capacity of 70 thousand tons/year, aiming to supply the local Market, Europe and Asia. This plant produces franks, breaded, hamburger, mortadella and marinated chicken breast.

We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced for us by third parties that deliver them to us packaged. We purchase most of these products in the Brazilian market, but we import French fries from Belgium and peas from Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná.

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

We also sell halal food, which is the food allowed for Muslim consumption. The halal poultry needs to undergo through a specific religious/technical procedure of slaughter and processing, assuring that it was produced according to the Islamic law and that it had no contact with prohibited food or ingredient. Both BRF and OneFoods are assisted by Muslim entities that are responsible for slaughtering and certifying all our halal products.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 31 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2015 and 2016, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and  Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

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

In the third quarter of 2015, we started a process to enhance partnerships with some strategic suppliers through agreements that value partnership and innovation. This initiative was developed in 2016 and by now we have entered into almost 20 contracts.

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

Our Code of Conduct, which is posted on our website and agreed in advance by our suppliers, governs and regulates our relationship and focuses on ethical behavior and social and environmental responsibility, as the supplier’s performance is one of the determining factors of our success.

Our process follows established guidelines, supported by systems, that lay down rules and instructions to be followed by all members of procurement team, such as the Approval Chain of Command and the Service Level Agreement (SLA).

Tracking and auditing are continually monitored through internal and external audits to ensure that our processes are constantly improving.

Brazilian Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. In August 2016, Brazil had an estimated population of 206.08 million people, according to figures from the IBGE. Brazil’s GDP amounted to R$5.77 trillion in 2014, R$6.0 trillion in 2015 and R$6.26 trillion in 2016, in current value. GDP decreased in accumulated terms in 2016 by 3.59%

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, came to 6.41% in 2014, 10.67% in 2015 and 6.29% in 2016, following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$2.65/US$1.00 in 2014, R$3.90/US$1.00 in 2015 and R$3.26/US$1.00 in 2016 with the real apreciating by 16% in 2016.

Brazil is also one of the largest meat consumers in the world, with per capita consumption in 2016 of 96.11 kilograms, including beef, chicken and pork products, according to the USDA. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. The overall trend to a deterioration in economic conditions and the lower purchasing power of Brazilians in 2016 have supported the decrease in demand for processed products, as well as traditional fresh food and frozen poultry and pork products.

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. There are many large producers, most notably BRF, but also Cooperativa Central Aurora Alimentos (“Aurora”) and Seara Alimentos S.A. (“Seara”) (which was acquired from Marfrig by JBS S.A. (“JBS”) in 2013). The main producers in the fresh food market face strong competition from a large number of small players which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. BRF endeavors to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

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

We estimate the following market information:

  the Brazilian industrialized food market had revenues of approximately R$13,757 million in 2016 compared with R$13,260 million in 2015;

  the Brazilian frozen food market had revenues of approximately R$3,293 million in 2016 compared with R$3,385 million in 2015;

  the Brazilian margarine market had revenues of R$2,969 million in 2016 compared with R$2,729 million in 2015; and

  the Brazilian frozen pizza with filling market had revenues of R$531 million until October 2016 compared with R$613 million in 2015.

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

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe, Africa, Mexico and the United States. Human cases were reported in various countries. For example, from 2014 to 2016 (December), there have been confirmed 207 human cases of avian influenza (H5N1) and 67 deaths, according to the WHO. Several countries have also reported cases of avian influenza in birds. During 2016, cases of various types of virus (H5 and H7) were reported in several countries, like China, Hong Kong, Japan, Korea and Europe. Avian influenza has not been detected in Brazil. Should this occur, global demand for poultry products would likely decline for a period whose length cannot be predicted.

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

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 43.9% of our net sales in 2016 and 47.4% in 2015. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and beef cuts, accounted for 52.3% and 50.2% of our net sales in 2016 and 2015, respectively.  None of our customers (or groups of affiliated customers) accounted for more than 5% of our total net sales in 2016.

The table below sets forth the breakdown of our net sales for the periods indicated:

	2016	2015	2014
Brazilian Market
Poultry	7.1%	7.0%	7.0%
Pork/Beef	2.1%	2.3%	3.6%
Processed food products	34.4%	37.9%	39.2%
Other Sales	0.3%	0.2%	0.4%
Total Brazilian market	43.9%	47.4%	50.2%
International Markets
Poultry	32.1%	32.8%	29.5%
Pork/Beef	5.0%	5.2%	6.4%
Processed food products	14.4%	12.1%	10.8%
Other Sales	0.8%	0.1%	0.2%
Total International markets	52.3%	50.2%	46.9%

Other Segments
Poultry	0.0%	0.1%	-
Pork/Beef	1.3%	0.0%	-
Processed food products	0.0%	0.1%	-
Other Sales	2.5%	2.2%	2.9%
Total Other Segments	3.8%	2.4%	2.9%
Total	100%	100%	100%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2016 and 2015

Brazil

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to supermarkets, wholesalers, retail stores, food services and other institutional buyers. The table below sets forth our Brazilian net sales to supermarkets, retail stores, wholesalers and food services buyers as a percentage of total domestic net sales for the periods indicated.

Our domestic distribution network uses 20 distribution centers in several Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 30 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own eight of our distribution centers and lease the remaining 12 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

International

We export our products to the Middle East, Africa, Asia, Europe and Latin America (LATAM). The graphs below set forth a breakdown of our export net sales by region.

Competition

Brazil

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. BRF endeavors to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

The graph below shows the most recently available percentage of our market share in 2016 for the selected categories:

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

JBS is our main competitor in the domestic market. In the processed meat segment, we compete against JBS. In the specialty meat market, we compete against Aurora and JBS, while the remainder of the market is represented by several small players. In the frozen product market (which includes hamburgers, steaks, breaded meat  meatballs and pasta), we are the leader in terms of market share, followed by JBS, Aurora and Pif Paf Alimentos S.A. (“Pif Paf”) and other smaller players. In the margarine market, we also maintained the majority of the market share, followed by Bunge Alimentos S.A, JBS (under the brand Doriana) , Unilever Brasil Alimentos Ltda. (“Unilever”) and Vigor Alimentos S.A., an affiliate of JBS S.A.

In the Brazilian market for whole poultry, poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant factor in our selling a majority of our whole chickens, poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

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

Our net sales in the international market reached R$17.6 billion in 2016, an increase of 9.1% over 2015. We believe we export significantly more than our main Brazilian competitors, as BRF has approximately 32.4% and 70.2% of the export market share in poultry and turkey, respectively.

In our international markets, our competition is based on quality, cost, sale prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2016, we operated 20 distribution centers and 30 transit points. In 2016, we gained productivity based on new technologies in our Brazilian distribution and an improvement in the service level with reduction of lead time in deliveries.

International Markets

We export our products mainly through the ports of Itajai, Navegantes and Itapoá in the state of Santa Catarina. We also export our products through Rio Grande in the state of Rio Grande do Sul, Paranaguá in the state of Paraná and Santos in the state of São Paulo. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the states of Paraná, Santa Catarina and Rio Grande. We previously owned two refrigerated storages in Paranaguá, but they ceased their export operations in 2014. It is not efficient to export using our own structure due to the low volumes in comparison with the fixed costs of structure and employees. In 2016, we packed more than 66% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

All the ports that we use to load our cargo are private terminals from third parties. In the past, we have occasionally experienced disruptions at the ports concerning logistics challenges, including flooding, strong currents, small drafts, strong winds/waves and winter fog.

Our sales and distribution efforts abroad are coordinated through sales offices in the United Kingdom, France, Spain, Italy, Austria, Hungary, Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Argentina, Uruguay, Chile, Turkey and Malaysia. We coordinate our marketing efforts and provide sales support to customers in our main international markets through these offices. Our distribution arrangements in our international markets vary according to the market.

Europe. In Europe, we have revamped our sales and distribution network by selecting and tightening partnerships with food processors, food service operators and local distributors. A joint-venture with Invicta Foods Limited (“Invicta Foods”), a regional leader in the food service segment, was successfully launched in April 2015, to strengthen our position in the food service market and enhance our global sourcing activity. The acquisition of the Universal Foods in June 2016 allowed us to consolidate our position in the food service channel in the frozen and chilled segments. We are distributing our products in practically all EU markets, including Switzerland, improving our delivery time within approximately two days of receiving an order. Our operations are geographically divided into three major markets. We are also expanding our B2C presence in a few focused markets. After the acquisition and now full integration of Plusfood in 2008, retail, food services and a few processing clients are buying goods mainly produced in our two European processing units, which allows us to offer items closer to local preferences developed in the most efficient and rapid form. In Russia and other regions of Eurasia, we sell primarily to selected distributors, which place our products to processors, food service operators and some retailers. Political developments have precluded almost all of our sales in Ukraine, historically the second most important market for our pork exports. On the other hand, we have refurbished our sales to other markets in Central Asia and reentered in the three markets in the Caucasus region.

Asia. China, together with Hong Kong, is our largest market in Asia where we supply a significant volume and diverse portfolio including chicken wings and paws. In Japan, our local level of service, quality standards and product range have made us a preferred supplier of chicken products in the market. Singapore and Hong Kong, while smaller markets, represent reference markets in Asia for us to get closer to local consumers. Through the joint-venture SATS BRF Food in Singapore and an exclusive partnership in Hong Kong, we reach our customers with distribution and factories built to suit specific local needs and are growing our retail share of Sadia branded frozen meat. In Thailand, the integration process of BRF Thailand (from the acquisition of GFS in the end of 2015) is progressing well, providing a fully-integrated supply footprint in Asia and bringing to us a complementary set of capabilities in cooked items. In September 2016, we formed a business venture with FFM Berhad in Malaysia through the acquisition of a majority stake in its processing facility in Selangor. This in turn serves as a strategic entry point for BRF’s halal company OneFoods to extend its reach into halal markets in Asia.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors and small stores (traditional trade), some of which have been our customers for decades. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, our biggest brand, Sadia is recognized as the #1 preferred food brand in the Middle East and enjoys the highest Top of Mind brand within the frozen meat category, according to a study made by Ipsos Research, a third-party consulting firm. In 2012, we took an important step in increasing our presence in the region: we acquired 49% of the capital stock of Federal Foods, a leading food company in the United Arab Emirates that caters to a full spectrum of retail, food service and wholesale clients and is responsible for the distribution of Sadia products in the region. This transaction was concluded in the beginning of 2013. Then, in 2014, we acquired the remaining economic rights owned by this company.  During the year of 2014 we also announced two other strategic acquisitions of distributors following our strategy to advance in the value chain in this region: (1) we acquired 40% of the capital stock of AKF a company leader in the distribution of frozen food in Oman, covering a broad sector of retail, food service and wholesale clients and (2) we acquired 75% of the of the retail frozen foods distribution business of Alyasra Food Company, a leader in food distribution in Kuwait. This transaction was concluded in 2015. We finished the construction of our processed food plant in Kizad, Abu Dhabi, an industrial area, which started operating in November 2014. By October 2015, the Kizad factory released all the planned products seven months ahead of schedule. In December 2015, we acquired the frozen business of QNIE to take full control of BRF operations in the Qatari market, and this transaction was concluded in 2016. These transactions consolidates our leadership position in the retail channel with over 42% market share in the GCC (Gulf Cooperation Council) across our brands. In the first weeks of 2017, we announced the beginning of OneFoods operations. We also entred into an agreement to acquire Banvit (the completion of this transaction is subject to the satisfaction of the conditions precedent set forth in the definitive documents, including anti-trust approvals).

Africa. 2016 was a year where a great deal of energy was placed on the repositioning of strategy and focus, with all efforts towards setting the stage for success in the short and long term. A focal point for the region was unlocking a number of in-market opportunities that fell under the attractive and affordable processed category, mostly driven by Food Processed Products (“FPP”) segments such as franks, bologna and margarine. The current trading model of BRF in Africa remains with direct sales to distributors with the widest possible distribution, all supported by a well-developed relationship. Underpinning this model are Sadia and Perdix, which continue to be the focus brands for the region. Going forward, careful consideration in identifying key selected future growth markets has been a point of focus, with the next phase of developments emphasizing more control of the interaction between the brand and the consumer. We intend to strengthen this control by uncovering consumer insights to strengthen its value proposition and possible distribution opportunities.

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

Sadia is an established brand and holds important market shares in Chile, Uruguay and Paraguay where we maintain local offices. We reach supermarket channels through direct distribution and traditional channels through the strong partnerships with exclusive distributors. In addition to Sadia in Argentina, we have expanded on brands, such as Patty, Vienissima and Danica, which are leaders or vice leaders in all categories in which we compete.  Our brands are recognized as innovative, of high quality and pioneering. In 2016, we acquired the brands Calchaqui and Bocatti, both cold cut brands. Bocatti is a premium brand in Argentina and is well known for the quality of its products, and Campo Austral is a company with a strong agribusiness that will help us with its cost management. These are two important acquisitions that occurred in 2016, increasingly consolidating our position in the region.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy,” “Hot Pocket”,” “Perdigão”, “Nuggets”, “Chester” and other brands in the Brazilian market and mainly under the “Perdix,” “Perdigão”, “Sadia”, “Confidence”, “Fazenda,” “Paty”, “Qualy”, “Borella,” “Sahtein,” “Hilal,” “Danica”, “Sulina”, “Deline” and other brands in our international markets, as described below under “—Marketing.”. We plan to enter into certain agreements with OneFoods for its exclusive right to use the “Sadia” word and design marks and the “Perdix,” “Halal” and “Lequetreque” design marks in approximately 50 countries in Africa and Asia upon the payment of royalties, subject to certain quality standards and branding guidelines.

We also own several brands for specific products or product lines. In the Brazilian market, these brands include, but are not limited to, “Chester,”, “Claybom,” Hot Pocket”, “Salamitos” “Perdigão Ouro,” and “Nabrasa”. Among our trademarks are: “Halal” (in the Middle East, aside from Saudi Arabia), “Unef” (in the Middle East), “Sulina” and “Fazenda” (in Europe) and “Alnoor” (in several Middle Eastern countries). We plan to enter into an assignment agreement with OneFoods to assign the “Confidence,” “Halal” and “UNEF” brands worldwide to Onefoods. The “Sadia” trademark is registered in more than 90 countries. In the Middle East, Sadia is registered in countries such as Saudi Arabia, the United Arab Emirates, Egypt, Bahrain, Yemen, Iran, Iraq, Israel, Lebanon and Oman, as well as in the Caucasus, Asian countries and in Latin America. Sadia’s mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, and this protection extends to countries other than Brazil. In addition, a healthy pre-prepared line of poultry products under the trademark “Sadia,” signed by the celebrity chef Jamie Oliver, was launched in 2016. A licensing agreement executed with Jamie Oliver allows us to merchandise such products using his name.

Under our agreement with CADE in connection with the approval of our business combination with Sadia S.A. in 2011, we agreed to suspend the use of the trademarks “Perdigão” and “Batavo” with respect to several product lines in the Brazilian market for periods ranging from three to five years. The “Batavo” trademark was included on the sale of our dairy business Lactalis, a company controlled by Parmalat S.p.A., which closed on July 1, 2015. On July 3, 2015, the restriction on using the “Perdigão” trademark in relation to “ham and sausages” products was terminated. On July 3, 2016, the restriction on using “Perdigão” trademark in relation to “salamis” products was terminated. As a result, we are now authorized to use such trademark in these products. By July 3, 2017, the remaining restrictions that are still applicable to other lines of products will be terminated. The only restriction that will continue to apply to BRF is the prohibition to agree on exclusivity clauses with retailers, which will terminate by July 13, 2021. See “Item 4. Information on the Company-  A History and Development of the Company - Business Combination with Sadia.”

BRF maintains an active marketing program using both electronic and print media. In addition, we have patents registered in Brazil and more than 10 other countries. BRF has applied to have the Sadia, Perdigão and Qualy trademarks recognized as “well known trademarks” by the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial – INPI), which already granted us that recognition for Sadia in June 2011. BRF has also applied for its new corporate trademark “BRF” (and accompanying design) to be registered in over 150 countries in North and South America, Europe, Asia, Africa and the Middle East.

Lastly, we own several internet domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “claybom.com.br”, “qualy.com.br”, “sadia.com.br,” ,” brf-foodservices.com.br” and “brf-global.com”.

Marketing

Our marketing efforts are based on (1) adding value to existing categories and diversifying our product lines; (2) increasing convenience on our in natura and processed products; (3) ensuring that our brands are recognized and associated with high quality products; and (4) strengthening our reputation for quality by emphasizing high quality service to our customers. Furthermore, we intend to consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy brands. Apart from these major brands, we also sell our products under Sadia master brands: Deline, Hot Pocket, Soltíssimo, Miss Daisy, Nuggets, Frango Fácil, Jamie Oliver and under Perdigão master brands: Chester, Ouro, Na Brasa, Meu Menu and Mini Chicken.

Chester® is a well-known brand for festive products and one of the most popular brands for premium poultry products in Brazil. In 2007, we acquired from Unilever a margarine brand called Claybom, along with other brands, and entered into a joint venture with Unilever to use the margarine brand Becel.

In our international markets, our main brands are Sadia and Perdix. We also operate under tactical brands as Confidence, Hilal, and Speedy Pollo. In Argentina, we sell our products primarily under Paty and Danica brands. The opening of the Abu Dhabi plant in Middle East and its current expansion establish an important milestone in our globalization.

Our recent acquisitions are expanding our brand portfolio internationally. In Argentina, we also have Vienissima, GoodMark, Delícia, Manty, Campo Austral, Bocatti and Calchaqui. In Malaysia, our  main brand is Marina. In addition, we shall soon incorporate more brands in Turkey.

Regulation

The Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”) regulates our activities through the Department of Agriculture Defense (Secretaria de Defesa Agropecuária) and the Department of Inspection of Animal Products (Departamento de Inspeção de Produtos Animais), which is responsible for regulation and inspection activities related to health, technical (including labeling) and quality criteria related to the making of animal food products in all industrial units focused on national and international markets.

The inspection activity is performed by placing teams of the Federal Inspection Service (Serviço de Inspeção Federal, or “SIF”) of MAPA in the industrial units. Their scope of work includes all stages of the production process (including receipt of raw materials, production, labeling and storage) and they can appoint noncompliance with applicable rules, with penalties ranging from a warning to permanent suspension of business activities.

C.                  Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Entities	Country	Main a activity	Interest in Equity as of December 31, 2016

BRF GmbH	Austria	Holding	100.00%
Al-Wafi Food Products Factory LLC	United Arab Emirates	Industrialization and commercialization of products	49.00%
BRF Al Yasra Food K.S.C.C. ("BRF AFC")	Kuwait	Import, commercialization and distribution of products	75.00%
BRF Foods GmbH	Austria	Industralization, import and commercialization of products	100.00%
BRF Global GmbH	Austria	Holding and trading	100.00%
Qualy 5201 B.V.	The Netherlands	Import, commercialization of products and holding	100.00%
BRF Holland B.V.	The Netherlands	Import and commercialization of products	100.00%
BRF Invicta Ltd.	England	Import, commercialization and distribution of products	62.00%
Invicta Food Products Ltd.	England	Import and commercialization of products	100.00%
Invicta Food Group Ltd.	England	Import, commercialization and distribution of products	100.00%
Federal Foods LLC	United Arab Emirates	Import, commercialization and distribution of products	49.00%
Federal Foods Qatar	Qatar	Import, commercialization and distribution of products	49.00%
Golden Poultry Siam Limited	Thailand	Holding	48.16%
BRF Feed Thailand Limited	Thailand	Import, Industrialization, commercialization and distribution of products	100.00%
Golden Foods Siam Europe Limited	England	Import, commercialization and distribution of products	100.00%
Quickfood S.A.	Argentina	Industrialization and commercialization of products	91.21%
Sadia Alimentos S.A.	Argentina	Holding	43.10%
Avex S.A.	Argentina	Industrialization and commercialization of products	33.98%

The chart below shows the simplified corporate structure of our company.

For a complete list of all of our direct and indirect wholly-owned subsidiaries, see Note 1.1 to our consolidated financial statements.

D.                  Property, Plant and Equipment

Production

Our activities are organized into six regions: Brazil, Middle East and North Africa (MENA), Africa, Europe, Asia and Latin America (LATAM).

In Brazil, we operate 35 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers (eight owned by us and 12 by third parties), which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international markets, we operate 12 meat processing plants in Argentina, Netherlands, United Kingdom, Thailand, the United Arab Emirates and Malaysia; one margarine and oil processing plant in Argentina; one sauce and mayonnaise processing plant in Argentina; and one frozen vegetables processing plant in Argentina. We have 27 distribution centers located overseas, as well as commercial offices in the United Kingdom, France, Spain, Italy, Austria, Hungary, Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Argentina, Uruguay, Chile, Turkey and Malaysia.

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Meat Products:
Bugio Agropecuária*	Santa Catarina	Pork slaughtering
Buriti Alegre**	Goiás	Poultry slaughtering
Campos Novos	Santa Catarina	Pork slaughtering
Capinzal	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí**	Paraná	Poultry slaughtering
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Dois Vizinhos**	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatcheries
Duque de Caxias	Rio de Janeiro	Industrialized products processing
Francisco Beltrão**	Paraná	Poultry (including Turkey) slaughtering
Garibaldi**	Rio Grande Sul	Poultry slaughtering
Herval D'Oeste	Santa Catarina	Pork slaughtering and industrialized products
Jataí**	Goiás	Poultry slaughtering
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lucas de Rio Verde	Mato Grosso	Pork and poultry slaughtering, industrialized products processing
Marau	Rio Grande Sul	Pork and poultry slaughtering, industrialized products, animal feed and hatcheries
Mineiros***	Goiás	Poultry and special poultry (turkey and Chester®) slaughtering and processing
Nova Marilândia*	Mato Grosso	Poultry slaughtering
Nova Mutum**	Mato Grosso	Poultry slaughtering
Paranaguá	Paraná	Industrialized products processing
Ponta Grossa	Paraná	Industrialized products processing
Rio Verde	Goiás	Pork and poultry slaughtering, industrialized products processing
Sagrinco*	Santa Catarina	Pork slaughtering
Serafina Corrêa	Rio Grande Sul	Poultry slaughtering
Tatuí	São Paulo	Industrialized products processing
Toledo	Paraná	Pork and poultry slaughtering, industrialized products processing
Uberlândia**	Minas Gerais	Poultry (including turkey) and pork slaughtering, industrialized products processing and hatcheries
Várzea Grande	Mato Grosso	Poultry slaughtering and industrialized products processing
Videira	Santa Catarina	Poultry slaughtering and industrialized products
Vitória de Santo Antão	Pernambuco	Industrialized products processing

Production Plant	State of Location	Activities
Soybean and Margarine Products:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitoria de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos**	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

*      Production facilities owned and operated by third-party producers who produce according to our specifications.

**    Operates in accordance with the Halal requirements.

***  The activities of the Mineiros plant were suspended by the MAPA on March 17, 2017 in connection with the “Weak Flesh Operation.” The plant resumed operations on April 11, 2017. For more details, see “Item 8. Financial Information – B. Significant Changes – Weak Flesh Operation.”

Part of our real estate assets are subject to liens incurred to ensure our obligations to financing agreements, payment of taxes and lawsuits, as described in Note 18 to our consolidated financial statements.

Distribution Centers

We operate 20 distribution centers throughout Brazil, as set forth in the table below.

Location	State	Owned or Leased
Aparecida de Goiânia	Goiás	Leased
Belém	Pará	Leased
Cuiabá	Mato Grosso	Leased
Duque de Caxias	Rio de Janeiro	Leased

Location	State	Owned or Leased
Embu	São Paulo	Leased
Exportação Ponta Grossa	Paraná	Owned
Fortaleza	Ceará	Owned
Itajaí	Santa Catarina	Leased
Jundiaí	São Paulo	Owned
Manaus	Amazonas	Leased
Marau	Rio Grande do Sul	Owned
Nova Santa Rita	Rio Grande do Sul	Leased
Ribeirão das Neves	Minas Gerais	Leased
Rio Verde	Goiás	Owned
Salvador	Bahia	Leased
São José dos Pinhais	Paraná	Leased
Uberlândia	Minas Gerais	Owned
Viana	Espírito Santo	Leased
Videira	Santa Catarina	Owned
Vitória de Santo Antão	Pernambuco	Owned

We operate 30 transit points in Brazil in the locations set forth in the table below.

Transit Points	State of Location	Owned or Leased
Apucarana	Paraná	Leased
Aracajú	Sergipe	Leased
Araçatuba	São Paulo	Leased
Bauru	São Paulo	Owned
Brasília	Distrito Federal	Leased
Campo Grande	Mato Grosso do Sul	Owned
Campo dos Goytacazes	Rio de Janeiro	Leased
Criciúma	Santa Catarina	Leased
Foz do Iguaçu	Paraná	Leased
Governador Valadares	Minas Gerais	Leased
Guarulhos	São Paulo	Owned
Itabuna	Bahia	Leased
Juazeiro do Norte	Ceará	Leased
Limeira	São Paulo	Leased
Macapá	Amapá	Leased
Maceió	Alagoas	Leased
Monte Claros	Minas Gerais	Leased
Parnamirim	Rio Grande do Norte	Leased
Paraíso do Tocantins	Tocantins	Leased
Pelotas	Rio Grande do Sul	Leased
Ponta Grossa	Paraná	Owned
Pouso Alegre	Minas Gerais	Leased
Ribeirão Preto	São Paulo	Leased
Santa Maria	Rio Grande do Sul	Leased
Santos	São Paulo	Leased
São José do Ribamar	Maranhão	Leased
São José dos Campos	São Paulo	Owned
Seabra	Bahia	Leased
Sorocaba	São Paulo	Leased
Teresina	Piauí	Leased

Environment

Our activities are subject to strict environmental laws and regulations at municipal, state and federal levels, which regulate the aspects related to water, effluents, solid wastes, atmospheric emissions, noise and smells. Our operations are also subject to environmental licensing procedures at federal, state and/or municipal levels.

Failure to comply with the environmental laws and regulations can result in civil and criminal penalties against the offender, in addition to indemnification payments for environmental damages. Civil penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines and prison (for individual offenders) and liquidation (for legal entities). Fines for operating without a license vary from state to state in accordance with the environmental damages caused. Furthermore, under Brazil’s environmental legislation, the corporate entity of a company will be disregarded if necessary to guarantee the payment of costs related to environmental damages.

We have an Environmental Policy that is based on the guidelines and principles established in the ISO14001 certification. This policy seeks to ensure that our activities and growth are carried out in accordance with the environmental legislation. We have established a set of standards to be used in the company’s environmental management. The monitoring of implementation of these standards is undertaken through technical indicators, with targets that are established on an annual basis. Corrective actions are established to resolve deviations that have been found. An assessment is carried out to make sure that the environmental management system is being observed.

We have eight plants which have received ISO 14001 certification, of which seven are located in Brazil and one in the Netherlands. These plants were audited by regulatory bodies and undergo regular recertification.

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

We have professional technicians in the environmental area and have trained them in the main environmental aspects. Our plants are built in line with the applicable environmental regulations. Our environmental structure is composed by experts, engineers and environmental analysts to assist the implementation and the monitoring of legal requirements and internal guidelines. We also have the support of the environmental legal department for legal assistance.

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

On April 10, 2007, we executed a TAC with the Environmental Resource Agency of the Bahia State, in order to recover degraded areas and enhance industrial water waste treatment, air emissions monitoring and waste management of the facility located in São Gonçalo. The TAC is waiting for completion procedures.

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

On May 10, 2010, we executed a consent agreement with the Environment Secretary of the State of Mato Grosso, in order to regularize the change of water abstraction of the facility located in Mirassol D' Oeste.  The process is waiting for completion formalities.

On May 30, 2011, we executed a consent agreement with the Regional Superintendencies of Environmental Regulation (Superintendências Regionais de Regularização Ambiental, “SUPRAM”), Uberlândia, the State of Minas Gerais, for the settlement of legal reserves of rural properties.  The TAC is in progress.

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

On February 28, 2012, we signed a consent agreement with the Environmental Institute of Paraná (Instituto Ambiental do Paraná, or “IAP”), resulting from particulate emissions at the facility in Toledo in the State of Paraná. We committed to implementing improvements in plant equipment and have invested R$2.5 million.  The process is waiting for completion formalities.

On August 23, 2012, we executed a consent agreement with the Municipal Environment Agency of Itumbiara, in the State of Goiás, due to the need for pre-treatment of effluents directed tailing ponds of the facility located in Itumbiara.  The process is waiting for completion formalities.

On September 11, 2012, we executed a consent agreement with SUPRAM Triângulo Mineiro and Alto Parnaíba for the settlement of the legal reserve of the facility located in Uberlândia.  The TAC is in progress.

On October 9, 2012, we executed a consent agreement with the Municipal Department of Environment and Urban Control of Fortaleza, in the Ceará State, related to the expansion project of the distribution center located in that city. The TAC is waiting for completion procedures.

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

On April 24, 2014, we executed a consent agreement with the public prosecutors’ office of the State of Goiás because of irregularities in the ground activity resulting from approximate 300 tons of solid material, which did not have proper treatment in the facility located in Rio Verde. The TAC is in progress.

On July 13, 2015, we executed a consent agreement with the SUPRAM Triângulo Mineiro and Alto Parnaíba because of irregularities in the irrigation system of the facility located in Uberlândia. The TAC is in progress.

On July 21, 2015, we executed a consent agreement with the public prosecutor office of the Mato Grosso do Sul State in order to renew the operation license of the facility located in Dourados. The process is waiting for completion formalities.

On September 18, 2015, we executed a consent agreement with the public prosecutor office of the Rio de Janeiro State in order to regularize the environmental license of the facility located in Duque de Caxias. The TAC is in progress.

On February 20, 2016, we executed a consent agreement with the public prosecutor office of the Santa Catariana State in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the Xanxerê facility. The TAC is in progress.

On April 4, 2016, we executed a consent agreement with the public prosecutor office of the Goiás State in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the Jataí facility. The TAC is in progress.

New investments that involve an increase in production or alteration in the process include the analysis of environmental controls and indicators. This procedure is part of the BRF environmental management system.

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

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over five thousand SKUs. We are the holder of brands such as Sadia, Perdigão, Qualy, Chester, Perdix, Paty, Bocatti and Calchaqui, among others.

BRF was created from the merger of Perdigão and Sadia, whose consolidation was announced in 2009 and completed in 2012, and operates in the frozen meat (poultry and pork), processed meat foods, margarine, pasta, pizza and frozen vegetable markets. BRF is responsible for 16.3% of the world trade in poultry.

With 35 plants in Brazil, BRF has among its main assets a widespread distribution network that enables its products to reach Brazilian consumers through 551,050 monthly deliveries and 47 distribution centers, 20 of which are in the domestic market and 27 of which are in our export markets.

In Argentina, we were the leading producer, distributor and seller of hamburgers in 2016 with a market share of approximately 54.0%. In franks, our market share was 27.3% in 2016.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 27 sales offices outside of Brazil serving customers of more than 150 countries on five continents. We have nine industrial units in Argentina, five in Thailand, two in Europe (BRF UK and BRF Holland), one in the United Arab Emirates (Abu Dhabi) and one in Malaysia.

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

A breakdown of our products is as follows:

•         Meat products:

  frozen whole and cut chickens

  frozen pork cuts and beef cuts, which we refer to in this Form 20-F, together with frozen whole and cut chickens, as in natura meat

•         Processed food products, such as the following:

  marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs

•         Other processed products:

  frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods margarine

  mayonnaise, mustard and ketchup

•         Other:

  soy meal and refined soy flour, as well as animal feed.

In 2016, net sales totaled R$33.7 billion and net loss was R$0.4 billion. Net equity as of December 31, 2016 totaled R$12.2 billion.

In 2016, we generated 39.3% of our net sales from in natura poultry, 6.8% from in natura pork, 1.3% from in natura beef, 48.8% from processed meat and other processed products, and 3.6% from other products. Our Brazil sales accounted for 43.9% of our total net sales in 2016 while our sales to international markets and other segments accounted for 56.1%.

We are able to reach substantially all of the Brazilian population through a nationwide network of 20 distribution centers.

In the Brazilian market, we operate 35 meat processing plants, three margarine processing plants, three pasta processing plants,one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers, being eight owned by BRF and 12 leased by third parties, which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international markets, we operate 12 meat processing plants in Argentina, Netherlands, United Kingdom, Thailand, the United Arab Emirates and Malaysia; one margarine and oil processing plant in Argentina; one sauce and mayonnaise processing plant in Argentina; and one frozen vegetables processing plant in Argentina. We have 27 distribution centers located overseas, as well as commercial offices in the United Kingdom, France, Spain, Italy, Austria, Hungary, Netherlands, Russia, Singapore, South Korea, China, Japan, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Argentina, Uruguay, Chile, Turkey and Malaysia.

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

Principal Factors Affecting Our Results of Operations

Our operating results, financial condition and liquidity have been and will continue to be influenced by a broad range of factors, including:

  Economic conditions in Brazil and globally;

  The effect of trade barriers and other restrictions on imports;

  Concerns over bird flu and other diseases of animal origin;

  Sensibility of the domestic market to changes in global demand, including the impact of decisions by our main Brazilian competitors and temporary increases in supply from producers in other countries;

  Changes in commodity prices;

  Fluctuations in the exchange rate and inflation;

  Interest rates; and

  Freight costs.

  We present a more detailed description of each of these factors below.

Brazilian and Global Economic Conditions

Brazilian monetary policy framework is of inflation targeting. The National Monetary Council (Conselho Monetário Nacional - “CMN”) set the target inflation at 4.5% for 2016, with a range of two percentage points higher or lower. However, inflation rate has been consistently above the target at 6.41%, 10.67% and 6.29% in 2014, 2015 and 2016, respectively. Price increases reduce consumers’ purchasing power, particularly among the lower income class, which eventually limits consumption.

The Brazilian labor market registered an average unemployment rate of 11.5% in 2016, according to the IBGE’s National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”), showing deterioration from 8.5% a year before. Also, wages rose 6.4% in 2016 in nominal terms (compared to 8.7% in 2015), meaning a decrease in real terms of 2.3% (compared to a decrease of 0.3% in 2015). Additionally, after several years of rising consumption, Brazilian consumer confidence decreased to 73.3 points in December 2016, which is well below the average of the previous five years (105.7), according to a Consumer Survey of Fundação Getúlio Vargas (FGV).

Given a weak domestic demand and a strong monetary tightening cycle, inflation slowed down, pushed by the adjustment in both regulated and market prices, which declined from 18.07% and 8.51% to 4.72% and 4.78%, in 2015 and 2016, respectively. To control rising inflation and to curb inflation expectations, the Brazilian Central Bank’s monetary policy committee (Comitê de Política Monetária, or the “COPOM”) kept the base interest rate, known as “SELIC” (Sistema Especial de Liquidação e de Custódia), at 14.25% throughout almost all of 2016, only cutting the SELIC rate in October and December to 13.75%.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 1.9%, 3.0% and 0.5% in 2012, 2013 and 2014, respectively, but GDP decreased 3.8% and 3.6% in 2015 and 2016, respectively.

Regarding the currency, Brazilian Real appreciated 16.5% against the US dollar in 2016 going from R$3.90 to R$3.26 per dollar. This outlook of appreciation hindered the competitiveness of Brazilian exports by increasing costs in US dollars. In such a scenario, the financial revenues generated by exports decreased when converted into reais.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “D. Trend Information”.

Effects of Trade and Other Barriers

Global demand for Brazilian poultry and pork products is significantly affected by trade barriers, whether: (i) tariff barriers, or high rates that ultimately protect certain markets; and (ii) non-tariff barriers, mainly import quotas, sanitary barriers (which are the most common type of barriers faced by the meat industry) and technical/religious barriers. In addition, some countries employ subsidies for production and exports, which tend to distort international trade and interfere with our business.

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

In December 2016, Saudi Arabia has increased its import tariff for poultry meat from 5% to 20%.

Non-tariff barriers

Import quotas

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

In December 2015, Mexico renewed its import poultry meat quota of 300 thousand tons until the end of 2017.

Sanitary barriers

Several major markets (despite progress in trade negotiations) are not yet open to Brazilian meat products due to sanitary barriers. Some examples are the EU, Korea and Colombia for swine meat, and Taiwan and Panama for poultry meat.

Outbreaks of avian flu have already harmed the consumption and exports of chicken meat in several countries, like the U.S., China/Hong Kong, Mexico and many European countries.

Technical barriers

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

Effect of Animal Diseases

Avian Influenza (H5N1)

Demand for our products can be significantly affected by outbreaks of animal diseases like avian influenza.  For example, global demand for poultry products decreased in 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in our export markets in that period. Although net sales of poultry products in the domestic market increased in 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets.  In the second half of 2006 and in 2007 and 2008, poultry exports, demand, production and global inventories gradually improved.

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

2016 was a year where dozens of countries reported outbreaks of avian influenza in different regions of the world. Even though Brazil is free from his disease, if an avian influenza outbreak were to occur in Brazil, we might find it necessary to redirect a significant portion of our poultry production to cooked products. Even if we were to do so, however, we expect that demand for our products would still be adversely affected by any instance of avian influenza in Brazil. Exports would be affected in the short-term if a case of high pathogenic avian influenza occurred in Brazil, as markets tend to restrict imports until the exporting country proves that the situation is under control.

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

Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could eventually lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of

A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

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

For example, in 2014 Russia, banned pork and poultry imports from the United States, Canada and Europe causing a lack of supply of products in the Russian market (and consequently much higher prices), which led Brazilian players to redirect their products to Russia, causing lower supply and higher prices in Brazil. In 2015, some countries banned poultry imports from the United States, in response to the avian flu outbreak. Generally, countries have adopted a policy to ban only the specific region in which the outbreaks occurred. However, China and South Korea have been stricter, banning the country as a whole. In the last months of 2016, many cases of avian flu were reported across Europe and in some Asian countries, such as Japan and South Korea. Those cases did not have a huge impact in world trade due to the fact that importers banned specific regions of the European countries. In Korea, until December 2016, the country was forced to cull 22.5 million poultry, which is approximately 15% of the country’s poultry stock.

We monitor the actions of our domestic competitors since they are also impacted by external market changes and may also redirect their products to the domestic market. In addition, we pay close attention to fluctuations in supply generated by producers in the U.S., the EU and other regions since increases in production in those markets can lead to a greater supply in other countries.

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of corn, soybean meal, vegetable oils and soybeans (grain), which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal and soybeans represented approximately 29.4% of our cost of production in 2016 and 27.4% in 2015. Although we produce most of the hogs we use for our pork products, in 2016 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate with them. In 2016, the average corn price in Brazil was 60.2% higher than the average corn price in 2015.  Besides that, corn prices in December 2016 were 9.1% higher than in December 2015.  In 2016, the average soybean meal price in Brazil was 8.4% higher than the average price in 2015. In December 2016, soybean meal prices in Brazil were 11.0% lower than in December 2015. The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

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

Wholesale Corn Prices at Ponta Grossa, State of Paraná (R$ per 60 Kg bag)

Current Brazilian government estimates of the Brazilian corn harvest in 2016-2017 forecast 87.4 million tons in total production, according to a survey undertaken in February 2017 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents an increase of 31.4% from the 66.5 million tons harvested in 2015-2016. Of these 87.4 million tons, 28.8 million tons are forecast for the summer crop and 58.6 million tons for the second crop, to be harvested from July to September 2017.

The following graph illustrates the movements in the price of soybean meal in Ponta Grossa in the State of Paraná (a commonly used reference price for soybean meal in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean meal Prices at Ponta Grossa, State of Paraná (R$ per metric ton)

 According to a survey released by CONAB in February 2017, current Brazilian government estimates of the Brazilian soybean harvest in 2016-2017 will be 105.6 million tons. This estimate represents an increase of 10.6% compared to the soybean harvest in 2015-2016.

The estimated total exports of soybeans crop in 2016-2017 is 59.5 million tons, which represents an increase of 9.4% from the 2015-2016 harvest of 54.4 million tons. Inventory volumes for the 2016-2017 harvest may increase compared to 2015-2016.  CONAB estimates Brazilian inventories of 1.8 million tons, while in the last season they reached 0.8 million tons.

In 2016, the soybeans average prices was 14.0% higher than the last year. The prices in December 2016 were 2.2% lower than the same period of 2015.

For further information about trends in commodity prices in 2017, see “—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the National Index of Consumer Prices (Índice Nacional de Preços ao Consumidor, or “INPC”), IPCA and IGP-M.

	2016	2015	2014
Depreciation of the real against the U.S. dollar	16.51%	(47.01%)	(13.39%)
Period-end exchange rate (U.S.$1.00)	R$3.26	R$3.90	R$2.66
Average (daily) exchange rate (U.S.$1.00) (1)	R$3.48	R$3.34	R$2.35
Period-end Basic interest rate SELIC (2)	13.75%	14.25%	11.65%
Inflation (INPC) (3)	6.58%	11.28%	6.23%
Inflation (IPCA) (4)	6.29%	10.67%	6.41%
Inflation (IGP-M) (5)	7.17%	10.54%	3.69%

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$10,318.7 million at December 31, 2016, representing 54.4% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. At December 31, 2016, 23.5% of our total liabilities with respect to indebtedness and derivative instruments of R$15,845.8 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2016	2015	2014
	(%)	(%)	(%)
TJLP	7.5	6.3	5.0
CDI	14.1	13.4	10.8
Six-month LIBOR	1.1	0.49	0.33

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2016, freight costs represented approximately 4.3% of our net sales. In 2015 and 2014, freight costs represented approximately 4.9% and 5.5% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table sets forth the components of our results of operations as a percentage of net sales for 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
	(%)	(%)	(%)
Continuing Operations
Net sales	100.0%	100.0%	100.0%
Cost of sales	77.7%	68.7%	70.7%
Gross profit	22.3%	31.3%	29.3%
Operating income (expenses):
Selling expenses	14.7%	14.9%	14.5%
General and administrative expenses	1.7%	1.6%	1.4%
Other operating (expenses), net	0.6%	1.4%	1.5%
Income (loss) from associates and joint ventures	0.1%	(0.3)%	0.1%
Operating income	5.2%	13.1%	11.8%
Financial expenses	(13.4)%	(15.6)%	(8.9)%
Financial income	7.0%	10.4%	5.4%
Income before taxes	(1.1)%	7.9%	8.4%
Current income tax	0.5%	0.1%	0.4%

	Year Ended December 31,
	2016	2015	2014
	(%)	(%)	(%)
Deferred income tax	(0.3)%	(1.3)%	0.8%
Income from Continuing Operations	(1.0)%	9.2%	9.6%

Income from Discontinued Operations	0.0%	0.6%	0.3%
Net profit	(1.0)%	9.8%	9.9%
Attributable to
Controlling shareholders	(1.0)%	9.7%	9.9%
Non-controlling shareholders	0.0%	0.1%	0.0%

Unless stated otherwise, the results that we present below do not consider the results from our discontinued operation (dairy segment).

Presentation of Net Sales Information

Since 2016, we have reported net sales in the following seven segments: Brazil; Europe; Middle East and North Africa (MENA); Africa; Asia; Latin America (LATAM) and Other Segments, which primarily reflect our geographical structure. We include in “Other Segments” all volumes of our non-core products, such as animal feed, flours, beef, amoung others, conducted by Global Desk. The financial information for prior years included in this annaul report has been adjusted to reflect our seven segments.

Within our seven segments, we disclose below a breakdown of net sales by the following products: (i) poultry (whole poultry and in natura cuts), (ii) pork (in natura cuts); (iii) processed (processed foods, frozen and processed products derived from poultry, pork and beef, margarine, vegetable and soybean-based products); and (iv) other sales (including animal feed, soy meal and refined soy flour). Because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets. See Note 5 to our consolidated financial statements for the year ended December 31, 2016 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

  ICMS Taxes — ICMS is a state value-added tax levied on our gross sales in the domestic market at rates that vary by state and product. Our average ICMS tax rate in 2016 was approximately 10.0%.

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

The table below sets forth our gross sales and deductions for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in millions of reais)
Gross sales
Brazil	18,621.2	19,011.7	17,808.1
Europe	4,066.2	3,853.3	3,307.5
MENA	6,877.2	6,886.2	5,065.2
Africa	778.8	756.9	844.0
Asia	4,824.3	3,432.4	3,109.7
LATAM	2,492.8	2,438.8	1,878.2
Other segments	1,401.9	855.3	933.9
	39,062.4	37,234.6	32,946.6

Sales deduction
Brazil	(3,813.1)	(3,756.1)	(3,244.0)
Europe	(265.9)	(213.7)	(214.9)
MENA	(650.6)	(527.9)	(193.7)
Africa	(11.0)	(17.7)	(5.7)
Asia	(75.5)	(142.8)	(36.7)
LATAM	(408.5)	(306.4)	(171.2)
Other segments	(104.8)	(73.4)	(73.6)
	(5,329.4)	(5,038.0)	(3,939.8)

Net profit
Brazil	14,808.1	15,255.5	14,564.1
Europe	3,800.4	3,639.6	3,092.6
MENA	6,226.5	6,358.3	4,871.5
Africa	767.8	739.2	838.3
Asia	4,748.8	3,289.6	3,072.9
LATAM	2,084.3	2,132.4	1,707.0
Other segments	1,297.1	782.0	860.4
	33,732.9	32,196.6	29,006.8

The following provides comparisons of our results of our operations for the years ended December 31, 2016, 2015 and 2014, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Net Sales

Our net sales increased R$1.5 billion, or 4.8%, to R$33.7 billion in 2016 from R$32.2 billion in 2015, primarily due an increase in net sales in Asia, Europe and Africa and the combination of 3.8% higher volume of products sold and 0.9% increase in average selling prices in reais in spite of a more challenging sector and Brazilian macroeconomic environments.

Net Sales by Operating Segments

In 2016, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Volume	Net Sales
	(in thousands of tons)	(in millions of reais)
Brazil	2,033.8	14,808.1
Middle East/North of Africa (MENA)	927.3	6,226.6
Asia	723.4	4,748.8
Europe	394.7	3,800.3
Latin America (other than Brazil) (LATAM)	251.5	2,084.2
Africa	178.3	767.8
Other Segments	178.7	1,297.1
Total	4,687.7	33,732.9

Brazil

Our net sales for the Brazilian market declined R$0.45 billion, or 3.0%, to R$14.8 billion in 2016 from R$15.3 billion in 2015, primarily due to an 8.4% reduction in the volume of products sold, which amounted to 2.0 million tons (mainly attributed to the Brazilian economy slowdown), partially offset by a 6.0% increase in the average selling prices in reais. The volume decrease was mainly driven by a combination of lower volumes of poultry and processed food, which declined 3.0% and 11.5%, respectively.

The following table provides a breakdown of our net sales and sales volume in Brazil.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	377.1	388.7	(3.0)%	2,410.3	2,265.0	6.4%
Pork and Others	97.7	98.2	(0.5)%	698.7	732.9	(4.7)%
Total in natura meat	474.8	486.9	(2.5)%	3,109.1	2,998.0	3.7%
Processed foods	1,513.6	1,709.8	(11.5)%	11,600.8	12,206.5	(5.0)%
Other sales	45.4	24.7	83.8%	98.3	51.1	(92.5)%
Total	2,033.8	2,221.4	(8.4)%	14,808.1	15,255.5	(2.9)%

The following table sets forth our average selling prices in Brazil.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Brazil	7.28	6.87	6.0%

International

BRF’s global operations recorded significant results in 2016. At the same time, we advanced in the value chain in the markets in which we operate, introducing products with more added value, improving the prices and the execution at the sales points.

Our net sales for international markets increased R$1.5 billion to R$17.6 billion in 2016 from R$16.2 billion in 2015, or 9.1%, reflecting our internationalization strategy through acquisitions or partnerships. The regions that stood out were Asia, Europe and Africa. This growth was driven by the strong increase in the volume of products sold, which offset the lower average prices in reais.

Middle East/North of Africa (MENA)

Our net sales for the Middle East/North of Africa region declined R$0.1 billion, or 2.1%, to R$6.2 billion in 2016 from R$6.4 billion in 2015, primarily due to 2.5% lower average selling prices mainly as a result of decreases in the prices of poultry because of our strategy to keep our volumes of sales in a more challenging scenario in the region. The segment continued to gain market share with the Sadia brand in the Gulf region.

The following table provides a breakdown of our net sales and volumes in the Middle East/North of Africa region.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	848.7	865.9	(2.0)%	5,542.1	5,886.8	(5.9)%
Pork and Others	2.6	2.4	10.5%	42.1	35.3	19.2%
Total in natura meat	851.3	868.3	(2.0)%	5,584.2	5,922.2	(5.7)%
Processed foods	76.0	55.1	38.0%	642.3	436.1	47.3%
Total	927.3	923.4	0.4%	6,226.6	6,358.3	(2.1)%

The following table sets forth our average selling prices in the Middle East/North of Africa region.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Middle East/North of Africa	6.71	6.89	(2.5)%

Europe

Our net sales for the European region increased R$0.2 billion, or 4.4%, to R$3.8 billion in 2016 from R$3.6 billion in 2015, primarily due to a better mix of products/channels, partially reflecting the acquisition of Universal Meats, a food service distributor in the United Kingdom in 2016. The 11.7% increase in volume of products sold more than offset the 6.5% reduction in average selling prices in reais, which was mainly caused by the 34.1% depreciation of the Sterling Pound against the Real.

The following table provides a breakdown of our net sales and volumes in Europe.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	87.7	94.6	(7.2)%	779.8	854.9	(8.8)%
Pork and Others	103.3	83.3	23.9%	803.4	850.4	(5.5)%
Total in natura meat	191.0	177.9	7.4%	1,583.2	1,705.3	(7.2)%
Processed foods	203.7	175.4	16.2%	2,217.0	1,934.3	14.6%
Total	394.7	353.3	11.7%	3,800.3	3,639.6	4.4%

The following table sets forth our average selling prices in Europe.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Europe	9.63	10.30	(6.5)%

Asia

Our net sales for the Asian region increased R$1.5 billion, or 44.4%, to R$4.7 billion in 2016 from R$3.3 billion in 2015, mainly driven by a record 56% increase in the volume of products sold, reflecting the acquisition and partnerships made throughout the year. Greater volumes offset a 7.5% decrease in selling prices in reais, which resulted from the lower prices of poultry and the depreciation of the Yen against the Real. Our performance in the region results from the work carried out to build distribution partnerships in key markets and enhancing communication with clients in order to better serve our customers.

In 2016, we acquired Golden Foods Siam (GFS), the third largest exporter of cooked value-added chicken products in Thailand, as part of our strategy to expand our global footprint.

The following table provides a breakdown of our net sales and volumes in Asia.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	501.3	410.8	22.0%	3,484.3	2,834.1	22.9%
Pork and Others	71.4	42.9	66.3%	561.7	373.8	50.3%
Total in natura meat	572.7	453.7	26.2%	4,046.0	3,208.0	26.1%
Processed foods	36.0	9.8	266.6%	481.6	81.6	489.9%
Other sales	114.7	-	NM	221.2	-	NM
Total	723.4	463.5	56.1%	4,748.8	3,289.6	44.4%
NM=not meaningful

The following table sets forth our average selling prices in Asia.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Asia	6.56	7.10	(7.5) %

Latin America (other than Brazil) (LATAM)

Our net sales for the Latin American region (other than Brazil) decreased R$0.05 billion, or 2.3%, to R$2.08 billion in 2016 from R$2.1 billion in 2015 as the 12.2% increase in the volume of products sold was not sufficient to offset 13% reduction in average selling prices in reais, which was mainly impacted by a worse mix of products sold, resulting from the challenging macroeconomic environment in Argentina.

In line with our global strategy, in 2016, we acquired Campo Austral, an integrated swine company, and Calchaquí, a reference Argentinean company in the cold cuts industry. Through these acquisitions, we gained relevance in the categories of cooked ham, salami, bologna and pork, allowing us to inaugurate an integrated pork chain in Argentina.

The following table provides a breakdown of our net sales and volumes in Latin America (other than Brazil).

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	71.3	73.4	(2.8)%	503.8	501.9	0.4%
Pork and Others	26.4	24.4	8.2%	167.2	294.9	(43.3%)
Total in natura meat	97.7	97.7	NM	670.9	796.8	(15.8)%
Processed foods	151.0	126.1	19.7%	1,379.5	1,284.3	7.4%
Other sales	2.7	-	NM	33.8	51.3	(34.1)%
Total	251.4	223.9	12.3%	2,084.3	2,132.4	(2.3)%

NM=not meaningful

The following table sets forth our average selling prices in Latin America (other than Brazil).

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Latin America (other than Brazil)	8.29	9.53	(13.0)%

Africa

Our net sales for Africa increased R$0.03 billion, or 3.9%, to R$0.77 billion in 2016 from R$0.74 billion in 2015, primarily driven by a 14.2% increase in the volume of products sold which offset the 9.1% decrease in average selling prices in reais.

The following table provides a breakdown of our net sales and volumes in Africa.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	117.2	98.1	19.5%	525.9	478.1	10.0%
Pork and Others	25.8	21.7	18.9%	104.7	114.9	(8.9%)
Total in natura meat	143.0	119.8	19.4%	630.5	593.0	6.3%
Processed foods	35.3	36.3	(2.8)%	137.2	146.2	(6.1)%
Total	178.3	156.1	14.2%	767.8	739.2	3.9%

The following table sets forth our average selling prices in Africa.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Africa	4.31	4.73	(9.1)%

Other Segments

We included in “Other Segments” all our non-core products, such as animal feed, flours, beef, among others. Our net sales for Other Segments increased R$0.52 billion, or 65.9%, to R$1.3 billion in 2016 from R$0.78 billion in 2015, primarily driven by greater volume of products sold and stronger prices in reais.

The following table provides a breakdown of our net sales and volumes in Other Segments.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	3.0	6.9	(55.7)%	9.2	19.4	(52.5)%
Pork and Others	23.0	0.2	NM	422.2	1.0	NM
Total in natura meat	26.0	7.1	268.1%	431.4	20.3	2020.6%
Processed foods	1.4	3.2	(54.7)%	14.0	20.9	(32.7)%
Other sales	151.2	163.1	(7.3)%	851.7	740.8	15.0%
Total	178.7	173.3	3.1%	1,297.1	782.0	65.9%

NM=not meaningful

The following table sets forth our average selling prices in Other Segments.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Other Segments	7.26	4.51	60.9%

Cost of Sales

Cost of sales totaled R$26.2 billion in 2016, an increase of 18.5% compared to R$22.1 billion in 2015, mainly due to the significantly increase in grains price in the period. The price of grains, a main component of our costs, recorded an increase in reais of 57.4% in corn, 12.8% in soy and 9.7% in soymeal in 2016. In volume we had 0.8% decrease in corn and 5.8% increase in soymeal. Cost of sales as a percentage of net sales was 77.7% in 2016 compared to 68.7% in 2015.

Gross Profit

Our gross profit decreased 25.4% in 2016 to R$7.5 billion from R$10.1 billion in 2015, with a gross margin of 22.3% in 2016 compared to 31.3% in 2015. Such decrease was primarily driven by the 18.5% increase in cost of sales, which was mainly attributed to higher grains prices in 2016.

Operating Expenses

Our operating expenses decreased 2.5% in 2016 to R$5.7 billion from R$5.9 billion in 2015. This reduction was mainly due to the decrease of R$247.2 million, or 55.6%,  in other net operating expenses to R$197.5 million in 2016 from R$444.7 million in 2015, as a result of non-recurring expenses incurred in 2015, such as those related to truck drivers' strike, restructuring expenses and tax provisions. The increase in income from associates and joint ventures in 2016 of R$29.9 million from an expense of R$103.8 million in 2015 also helped decrease operating expenses. This result in 2016 is mainly related to the expense from associates and joint ventures calculated on the equity interest in the subsidiary UP! Alimentos.

Selling Expenses

Our selling expenses increased 3.3% to R$5.0 billion in 2016 from R$4.8 billion in 2015, mainly due to higher expenditures for marketing and trade marketing in Brazil related to the Olympic games. In addition, there was an increase in salaries, as a result of collective wage agreements, and in storage.

General and Administrative Expenses

Our general and administrative expenses increased 14.1% to R$577.4 million in 2016 from R$506.1 million in 2015 as a result of higher expenses related to the integration of acquired companies through the year and higher expenses with consulting and logistics services.

Other Operating Expenses, Net

Other operating expenses, net, decreased 55.6% to R$197.5 million in 2016 from R$444.7 million in 2015. 2015 was marked by several non-recurring expenses (strike of truck drivers, restructuring expenses and tax adjustments).

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures increased from a loss of R$103.8 million in 2015 to an income of R$29.3 million, primarily due to the impact of our results in Minerva.

Operating Income

As a result of the foregoing, our operating income before financial expenses decreased 57.1% to R$1.8 billion in 2016 from R$4.2 billion in 2015.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2016	2015	Change
	(in millions of reais)		(%)

Brazil	1,028.5	1,547.4	(33.5)%
Middle East/North of Africa (MENA)	348.6	1,148.0	(69.6)%
Asia	498.5	701.1	(28.9)%
Europe	(41.3)	573.4	(107.2)%
Latin America (other than Brazil) (LATAM)	65.0	128.4	(49.4)%
Africa	34.3	112.1	(69.4)%
Other Segments	21.2	31.1	(31.8)%
Corporate	(139.6)	(13.1)	NM
Total	1,815.2	4,228.4	(57.1)%
NM=not meaningful

Financial Income (Expenses), net

Net financial expenses amounted to R$2.1 billion in 2016, an increase of 27.7% compared to 2015, which was mainly impacted by the foreign exchange variation on loans and financing.

Income Before Taxes

As a result of the foregoing, our income before taxes decreased from an income of R$2.6 billion in 2015 to a loss of R$0.3 billion in 2016.

Income Tax and Social Contribution

                    In 2016, income tax and social contribution totaled an expense of R$49.9 million, representing an increase of 112.8%, or R$439.4 million, from 2015, which presented a revenue of R$389.5 million. The effective rate in 2016 was 15.7% compared to an effective rate of 15.2% in 2015.

Net Profit

Net profit from our continuing operations decreased from an income of R$2.9 billion in 2015 to a loss of R$0.4 billion in 2016.

Net profit from our discontinued operations (dairy segment) was zero in 2016 compared to R$183.1 million in 2015.

As a result of the foregoing, net profit (including our discontinued operations) in 2016 decreased from an income of R$3.1 billion in 2015 to a loss of R$0.4 billion.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Net Sales

Our net sales increased R$3.2 billion, or 11.0%, to R$32.2 billion in 2015 from R$29.0 billion in 2014, primarily due to strong results in Brazil, MENA, Asia, Europe, LATAM and Other Segments and 16.2% higher average prices, which benefited from an average 41.6% devaluation year-on-year of the real against the U.S. dollar. This real devaluation was instrumental in offsetting the 4.4% decline in volume in 2015, which was in line with our strategy of focusing on products with higher added value.

Net Sales by Operating Segments

In 2015, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Net Sales	Volume
	(in millions of reais)	(in thousands of tons)
Brazil	15,255.5	2,221.4
Middle East/North of Africa (MENA)	6,358.3	923.4
Asia	3,289.6	463.5
Europe	3,639.6	353.3
Latin America (LATAM)	2,132.4	223.9
Africa	739.2	156.1
Other Segments	782.0	173.3
Total	32,196.6	4,515.0

Brazil

Our net sales for the Brazilian market increased R$0.7 billion, or 4.7%, to R$15.3 billion in 2015 from R$14.6 billion in 2014, primarily due to a 6.2% increase in average selling prices (mainly as a result of increases in prices of processed foods), which was partially offset by a 1.4% decrease in the volume of products sold in Brazil, which totaled 2.2 million tons in 2015. The volume decrease was mainly driven by a 81.9% decline in the volume of other sales and the disposal of the beef segment, which were partially offset by a 5.0% increase in the volume of processed foods and a 8.0% increase in the volume of poultry in 2015.

The following table provides a breakdown of our net sales and sales volume in Brazil.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	388.7	359.7	8.0%	2,265.0	2,038.0	11.1%
Pork and Others	98.2	126.7	(22.5)%	732,9	1,037.2	(29.3)%
Total in natura meat	486.9	486.4	0.1%	2,998.0	3,075.2	(2.5)%
Processed foods	1,709.8	1,629.0	5.0%	12,206.5	11,372.3	7.3%
Other sales	24.7	136.8	(81.9)%	51.1	116.6	(56.2)%
Total	2,221.4	2,252.3	(1.4)%	15,255.5	14,564.1	4.7%

The following table sets forth our average selling prices in Brazil.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Brazil	6.87	6.47	6.2%

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

Middle East/North of Africa (MENA)

Our net sales for the Middle East/North of Africa region increased R$1.5 billion, or 30.5%, to R$6.4 billion in 2015 from R$4.9 billion in 2014, primarily due to 31.5% higher average selling prices, reflecting increases in the prices of poultry and processed foods. We continued our acquisition strategy in this region, acquiring the frozen foods distribution business from Qatar National Import and Export in 2015. As a result, we began to control distribution in most of the Gulf region (strengthening our presence in the region).

The following table provides a breakdown of our net sales and volumes in the Middle East/North of Africa region.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	865.9	861.8	0.5%	5,886.8	4,412.9	33.4%
Pork and Others	2.4	8.3	(71.6)%	35.3	91.5	(61.4)%
Total in natura meat	868.3	870.2	(0.2)%	5,922.2	4,504.5	31.5%
Processed foods	55.1	59.9	(8.1)%	436.1	367.1	18.8%
Total	923.4	930.1	(0.7)%	6,358.3	4,871.5	30.5%

The following table sets forth our average selling prices in the Middle East/North of Africa region.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Middle East/North of Africa	6.89	5.24	31.5%

Europe

Our net sales for the European region increased R$0.5 billion, or 17.7%, to R$3.6 billion in 2015 from R$3.1 billion in 2014, primarily due to a better mix of products/channels, mainly as result of establishing a joint venture with Invicta Food for distributing processed foods in markets in the United Kingdom, Ireland and Scandinavia. Moreover, the Brazilian currency depreciation led to an increase of 16.1% in average selling prices in Reais.

The following table provides a breakdown of our net sales and volumes in Europe.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	94.6	81.0	16.8%	854.9	483.9	76.7%
Pork and Others	83.3	78.6	6.0%	850.4	895.6	(5.0)%
Total in natura meat	177.9	159.6	11.5%	1,705.3	1,379.5	23.6%
Processed foods	175.4	189.0	(7.2)%	1,934.3	1,713.2	12.9%
Total	353.3	348.6	1.3%	3,639.6	3,092.6	17.7%

The following table sets forth our average selling prices in Europe.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Europe	10.30	8.87	16.1%

Asia

Our net sales for the Asian region increased R$0.2 billion, or 7.1%, to R$3.3 billion in 2015 from R$3.1 billion in 2014, primarily due to 16.8% higher average selling prices, partially offset by a 8.3% decrease in volumes in the region compared to the same period in 2014. Our performance in the region is a result of the work carried out to build distribution partnerships in key markets and progress with governments and clients to better serve our customers.

In line with our internationalization strategy, we established, in partnership with Singapore Food Industries Pte. Ltd., the joint venture SATS BRF Food Pte. Ltd., of which we hold 49% interest, to increase the offer of processed and semi-processed foods with high added value beginning in the Singapore market and to strengthen our retail presence in the Southeast Asia region. In addition, we acquired Golden Foods Siam (GFS), the third largest exporter of cooked value-added chicken products in Thailand, as part of our strategy to expand our global footprint.

The following table provides a breakdown of our net sales and volumes in Asia.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	410.8	443.5	(7.4)%	2,834.1	2,613.2	8.5%
Pork and Others	42.9	52.1	(17.6)%	373.8	388.4	(3.8)%
Total in natura meat	453.7	495.6	(8.5)%	3,208.0	3,001.6	6.9%
Processed foods	9.8	10.0	(1.9)%	81.6	71.4	14.4%
Total	463.5	505.6	(8.3)%	3,289.6	3,072.9	7.1%

The following table sets forth our average selling prices in Asia.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Asia	7.10	6.08	16.8%

Latin America (other than Brazil) (LATAM)

Our net sales for the Latin American region (other than Brazil) increased R$0.4 billion, or 24.9%, to R$2.1 billion in 2015 from R$1.7 billion in 2014, primarily due to 48.3% higher average selling prices, driven by the better mix of products in Argentina with more processed products. The increase in average selling prices was partially offset by a 15.8% decrease in volumes, reflecting our ceased shipping to Venezuela in 2015.

We achieved significant progress in this region in 2015. We established a closer relationship with our customers (business to consumer model – B2C) in line with our global strategy. This region is significant to us, among other reasons, because it is a success story with respect to our internationalization process due to some relevant acquisitions there, especially in Argentina. We acquired seven brands from Molinos Río de la Plata in October 2015 and entered the Argentinean pork market through the acquisition of Campo Austral. Once this acquisition is completed, we will gain relevance in the categories of cooked ham, salami, bologna and pork, allowing us to inaugurate the integrated pork chain in Argentina.

The following table provides a breakdown of our net sales and volumes in Latin America.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	73.4	109.7	(33.1)%	501.9	537.1	(6.6)%
Pork and Others	24.4	36.9	(34.0)%	294.9	313.6	(6.0)%
Total in natura meat	97.7	146.6	(33.3)%	796.8	850.7	(6.3)%
Processed foods	126.1	119.3	5.7%	1,284.3	806.2	59.3%
Other sales	0.1	0.0	NM	51.3	50.1	2.4%
Total	223.9	265.9	(15.8)%	2,132.4	1,707.0	24.9%

NM=not meaningful

The following table sets forth our average selling prices in Latin America.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Latin America	9.52	6.42	48.3%

Africa

Our net sales for Africa decreased R$0.1 billion, or 11.8%, to R$0.74 billion in 2015 from R$0.84 billion in 2014 as 13.3% increase in average selling prices in reais was not enough to offset a 22.2% compression in the volume of products sold.

The following table provides a breakdown of our net sales and volumes in Africa.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	98.1	117.0	(16.2)%	478.1	497.0	(3.8)%
Pork and Others	21.7	32.2	(32.7)%	114.9	161.8	(29.0)%
Total in natura meat	119.8	149.3	(19.7)%	593.0	658.8	(10.0)%
Processed foods	36.3	51.3	(29.2)%	146.2	179.5	(18.6)%
Total	156.1	200.5	(22.2)%	739.2	838.3	(11.8)%

The following table sets forth our average selling prices in Africa.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Africa	4.73	4.18	13.3%

Other Segments

We include in “Other Segments” all our non-core products, including animal feed, flours and beef. Our net sales for Other Segments decreased approximately R$0.1 billion, or -9.1%, to R$0.78 billion in 2015 from R$0.86 billion in 2014, primarily driven by lower volume of products sold, which offset better prices in reais.

The following table provides a breakdown of our net sales and volumes in Other Segments.

	Volume			Net Sales
	2015	2014	Change	2015	2014	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
In natura meat:
Poultry	6.9	4.0	69.4%	19.4	6.6	191.7%
Pork and Others	0.2	0.8	(74.9)%	1.0	3.8	(74.7)%
Total in natura meat	7.1	4.9	44.6%	20.3	10.5	94.4%
Processed foods	3.2	14.5	(78.0)%	20.9	11.6	79.7%
Other sales	163.1	202.2	(19.3)%	740.8	838.3	(11.6)%
Total	173.3	221.6	(21.8)%	782.0	860.4	(9.1)%

The following table sets forth our average selling prices in Other Segments.

	Average Selling Prices
	2015	2014	Change
	(in reais per kg)		(%)
Other Segments	4.51	3.88	16.2%

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

Operating Income

As a result of the foregoing, our operating income before financial expenses increased 21.6% to R$4.2 billion in 2015 from R$3.5 billion in 2014.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2015	2014	Change
	(in millions of reais)		(%)

Brazil	1,547.4	2,028.1	(23.7)%
Middle East/North of Africa (MENA)	1,148.0	244.5	369.5%
Asia	701.1	561.2	24.9%
Europe	573.4	568.7	0.7%
Latin America (LATAM)	128.4	72.6	76.9%
Africa	112.1	112.0	0.1%
Other Segments	31.1	74.5	(58.3)%
Corporate	(13.1)	(183.3)	(92.9)%
Total	4,228.4	3,478.3	21.6%

Financial Income (Expenses), net

Net financial expenses totaled R$1,670.2 million, an increase of 68.6% compared to 2014, which was mainly impacted by the foreign exchange variation on loans and financing.

Income Before Taxes

As a result of the foregoing, our income before taxes increased 2.8% to R$2,558.3 million in 2015 from R$2,487.6 million in 2014.

Income Tax and Social Contribution

In 2015, income tax and social contribution totaled a revenue of R$389.5 million, representing a reduction of 210.5%, or R$742.1 million, compared to 2014, which had an expense of R$352.6 million. The effective rate in 2015 was 15.2%, while the effective rate in 2014 was -14.2%.

Net Profit

Net profit from our continuing operations increased 37.1% in 2015 to R$2.9 billion with an increase in net margin from 7.4% in 2014 to 9.1% in 2015.

Net profit from our discontinued operations (dairy segment) was R$183.1 million, 103.8% higher than in 2014, when we had a net profit of R$89.8 million.

Because of the foregoing, net profit (including our discontinued operations) in 2015 was R$3.1 billion, an increase of 39.8% compared to 2014, resulting in a gain of 2.3 percentage points in net margin.

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

Revenue Recognition and Sales Returns

We recognize revenue in accordance with the accrual basis of accounting when all the following conditions are met: (i) the sales value is reliably measurable and when we no longer have control over the goods sold, (ii) the costs incurred or to be incurred due to the transaction can be reliably measured, and (iii) it is probable that economic benefits will be received by us and the risks and benefits were fully transferred to the purchaser.

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

Accounting for Business Combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at the acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition are accounted for as an expense when incurred.

When acquiring a business, our management evaluates the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired (assets and liabilities assumed, net).

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill is allocated to each of our cash generating units expected to benefit from the acquisition.

Goodwill

As mentioned above, goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

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

Depreciation, Depletion, Amortization and Impairment

We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of our forests and the amortization of software, patents, customers, suppliers and outgrowers relationships, import quotas and non-compete agreements. The rates of depreciation, depletion and amortization are based on our estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our property, plant and equipment and intangibles to determine whether any impairment of those assets should be recorded. The determination of such impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. While we believe that we make reliable estimates for these matters, the uncertainty inherent to this estimate could lead to results requiring a material adjustment to the carrying amount of the assets in future periods.

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

Inventory

We record inventories at average acquisition or formation cost, not exceeding market value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, which are related to all process needed to make the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded as other operating expense.

Income Tax and Social Contribution

In Brazil, we are subject to income tax (Imposto de Renda Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre o Lucro Líquido, or “CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus 10% surtax for IRPJ and of 9% for CSLL, after considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

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

Marketable Securities

Marketable securities are financial assets that consist of public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

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

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 that establishes a five-step model to determine the revenue to be recognized in contracts with customers. In accordance with this standard, revenues are recognized based on an amount that reflects the consideration that an entity expects to be entitled to for transferring goods or providing services to a customer. The guidelines of IFRS 15 consider a more structured approach to measure and recognize revenue.

This standard is applicable to all entities and will replace all current requirements related to revenue recognition. On December 20, 2016, CVM issued the Deliberation CVM Instruction no. 762/16, corresponding to this IFRS. The adoption of IFRS 15 is mandatory to periods beginning on January 1, 2018 onwards.

We are in the process of engaging an advisor for the qualitative assessment of the impacts of adopting this standard in our consolidated financial statements, which will involve (i) developing an understanding of current policies and processes (ii) identifying the necessary changes to be implemented in the information technology system, processes and internal controls arising from the adoption of this standard and (iii) individual review of relevant contracts. It is expected that such assessment will be concluded by the end of the second quarter of 2017.

In a preliminary assessment, we believe that the adoption of this standard will affect amounts and the manner which rebates, discounts and returns will be recognized, and it will also result in further disclosures and remodeling of the internal controls environment. Due to the high volume and complexity of transactions, it is not currently possible to measure with reasonable assurance the quantitative impacts resulting from the adoption of such standard.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which reflects all phases of financial instruments project and replaces IAS 39 – Financial Instruments: Recognizing and Measurement and all previous versions of IFRS 9. The standard introduces new guidance about classification and measurement, impairment loss and hedge accounting. Early adoption is not permitted and is effective from periods beginning on January 1, 2018. Retrospective adoption is mandatory; however, the presentation of comparative information is not required. Early adoption of previous versions of IFRS 9, issued in 2009, 2010 and 2013 is permitted if the initial adoption date is prior to February 1, 2015. We are analyzing the content and the impacts of adoption of this standard in its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued the final version of IFRS 16 – Leases, which supersedes IAS 17 – Leases and will be applicable to periods beginning on January 1, 2019. Early adoption will be permitted for entities that also apply IFRS 15 – Revenue from Contracts with Customers. The adoption of this standard will affect mainly property, plant and equipment and financial liabilities, as the treatment between financial and operational lease will no longer exist and all leases will be treated similarly as a financial lease as per IAS 17. We are analyzing the impact of adoption of this standard in our consolidated financial statements.

IAS 12 – Income Taxes

In January 2016, the IASB issued a review of the IAS 12 – Income Taxes, aiming to clarify how to account for deferred tax assets related to debt instruments measured at fair value. IAS 12 also provides requirements related to the recognition and measurement of current and deferred tax assets and liabilities. The effectiveness of this pronouncement applies to fiscal years beginning on or after January 1, 2017, and early adoption is permitted. We are analyzing the content and the impacts of adoption of this standard in our consolidated financial statements.

B.                  Liquidity and Capital Resources

As of December 31, 2016, we held R$6,356.9 million in cash and cash equivalents. Of that amount, R$2,448.6 million, or 38.5%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

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

We also have a revolving credit facility, with a committed maximum capacity of US$1.0 billion to provide additional liquidity for working capital needs. As of December 31, 2016, we had not with withdrawn any amouts under this facility.

Cash Flows from Continuing Operations

Unless stated otherwise, the comparisons below do not consider the cash flows from our discontinued operations (dairy segment).

Cash Flows from Operating Activities

We recorded net cash flows provided by operating activities of R$1,821.2 million in 2016, compared to net cash flows from operating activities of R$4,134.2 million in 2015. Our 2016 operating cash flow reflects loss of R$372.4 million, net non-cash adjustments of R$1,581.2 million and net changes in operating assets and liabilities of R$612.4 million. The net changes in operating assets and liabilities included changes in investments of trading securities, net of redemptions, of R$108.1 million, trade accounts payable of R$848.5 million, supply chain finance of R$161.0 million and biological assets of R$297.2 million, partially offset by interests paid of R$851.3 million, provisions for tax, civil and labor risks of R$401.0 million, trade accounts receivable of R$1,246.9 million, inventories of R$449.9 million, other financial assets and liabilities of R$580.2 million and other operating assets and liabilities of R$519.4 million, net of interest on shareholders’ equity received and payment of income tax and social contribution.

We recorded net cash flows provided by operating activities of R$4,134.2 million in 2015, compared to net cash flows from operating activities of R$4,841.6 million in 2014. Our 2015 operating cash flow reflects net income of R$2,928.1 million, net non-cash adjustments of R$4,222.1 million and net changes in operating assets and liabilities of R$3,019.3 million. The net changes in operating assets and liabilities included changes in investments of trading securities, net of redemptions, of R$123.7 million, trade accounts payable of R$882.2 million, supply chain finance of R$719.5 million and biological assets of R$199.3 million, partially offset by interests paid of R$693.9 million, provisions for tax, civil and labor risks of R$194.4 million, trade accounts receivable of R$1,112.5 million, inventories of R$1,066.2 million, other financial assets and liabilities of R$687.4 million and other operating assets and liabilities of R$553.5 million.

Cash Flows Used in Investing Activities

We used R$4,159.9 million in cash in investing activities in 2016, compared to R$1,674.0 million in 2015. In 2016, our cash used in investing activities consisted primarily of R$1,258.0 million in restricted cash, capital expenditures in property, plant and equipment in the amount of R$1,859.5 million and the acquisition and formation of breeding stock in the amount of R$784.2 million.

 We used R$1,674.0 million in cash in investing activities in 2015, compared to R$1,861.1 million in 2014. In 2015, our cash used in investing activities consisted primarily of R$1,710.9 million in restricted cash, capital expenditures in property, plant and equipment in the amount of R$1,296.7 million and the acquisition and formation of breeding stock in the amount of R$589.4 million, which were partially offset by a cash receipt of R$1,957.2 million related to the sale of dairy segment (net of cash transferred).

Cash Flows Provided by (Used in) Financing Activities

We recorded cash flows provided by financing activities of R$3,720.7 million in 2016, compared to cash flows used in financing activities of R$4,313.9 million in 2015. In 2016, we repaid debt in the amount of R$3,512.3 million, partially offset by proceeds from the issuance of debt in the amount of R$8,946.2 million. We acquired shares in the amount of R$543.3 to increase our treasury shares for compliance with the provisions of our stock options plans. In addition, in 2016, we paid R$1,176.3 million related to interest on shareholders’ equity and dividends.

We recorded cash flows used in financing activities of R$4,313.9 million in 2015, compared to cash flows provided by financing activities of R$568.1 million in 2014. In 2015, we repaid debt in the amount of R$6,031.5 million, partially offset by proceeds from the issuance of debt in the amount of R$6,290.1 million. We acquired shares in the amount of R$3,765.8 to increase our treasury shares for compliance with the provisions of our stock options plans. In addition, in 2015, we paid R$889.1 million related to interest on shareholders’ equity and dividends.

Dividends and Interest on Shareholders’ Equity

An extraordinary meeting of the Board of Directors held on June 30, 2016 approved the distribution of R$513.2 million allocated to the payment of interest on shareholders’ equity. Payments were made on August 15, 2016.

An extraordinary meeting of the Board of Directors held on February 25, 2016 approved the distribution of additional dividends available in the profit reserve in the total amount of R$98.2 million. Payments were made on April 1, 2016.

An extraordinary meeting of the Board of Directors held on December 17, 2015 approved the distribution of R$473.4 million allocated to the payment of interest on shareholders’ equity and R$91.4 million for an additional distribution in the form of dividends, totaling R$564.8 million. Payments were made on February 12, 2016. (See Note 28.2 to the consolidated financial statements included herein elsewhere.)

We distributed a total of R$1,176.3 million to shareholders in 2016, of which R$986.6 million in the form of interest on shareholders’ equity and R$189.6 million in the form of dividends.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents and marketable securities for the periods indicated.

	As of December 31, 2016		As of December 31,
	Short-term	Long-term	2016	2015
	(in millions of reais, except where indicated)
Total debt	3,245.0	15,717.4	18,962.4	(15,179.3)
Other financial assets and liabilities, net	(331.5)		(331.5)	(537.2)
Cash, cash equivalents and marketable securities:
Local currency	4,520.9	807.0	5,327.9	1,710.6
Foreign currency	2,676.6	148.3	2,824.9	6,669.2
Total	7,197.5	955.3	8,152.7	8,379.7
Net debt	3,620.9	14,762.1	11,141.2	(7,336.8)
Exchange rate exposure (in millions of US$)(1)			US$(183.6)	US$(39.8)

(1)   See Note 4.1.d to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented/

We have made a strategic decision to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Short-Term Debt	Long-Term Debt	Total Debt as of December 31,
	As of December 31, 2016		2016	2015
	(in millions of reais)
Development bank credit lines	381.3	499.7	881.0	726.3
Other secured debt	32.3	97.3	129.6	159.7
Export credit facilities	72.3	1,850.0	1,922.3	-
Bonds	4.1	498.8	502.9	502.0
Working capital facilities	1,326.1	-	1,326.1	1,169.6
PESA loan facility	3.5	248.0	251.6	234.8
Agribusiness Receivables Certificate	168.1	3,462.0	3,630.1	1,025.3
Other	0.1	-	0.1	1.9
Local currency	1,987.9	6,655.7	8,643.7	3,819.6

Export credit facilities	312.2	998.4	1,310.6	2,152.3
Bonds	489.2	8,004.4	8,493.7	8,787.8
Development bank credit lines	5.9	3.0	8.9	24.2
Other secured debt	0.8	-	0.8	3.5
Advances on foreign exchange rate contracts	212.8	-	212.8	391.1
Working capital facilities	236.1	55.8	291.9	0.8
Foreign currency	1,257.1	9,061.6	10,318.7	11,359.7

Total:	3,245.0	15,717.4	18,962.4	15,179.3

The maturity schedule of our indebtedness is as follows:

As of December 31, 2016
(in millions of reais)
Current (through December 31, 2017)	3,245.0
2018	2,674.4
2019	3,188.7
2020	1,412.7
2021 to 2026	8,441.6
Total	18,962.4

Our principal debt instruments as of December 31, 2016 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 20 to our audited consolidated financial statements.

Local Currency Debt

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations with BNDES, including loans under its FINEM program in the amount of R$762.4 million as of December 31, 2016. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with remaining maturity dates varying from 2017 through 2020 The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

FINEP Financing. We obtained certain financing from the Brazilian Financing Agenct for Studies and Projects (Financiadora de Estudos e Projetos, or “FINEP”), a public financing company under the Brazilian Ministry of Science, Technology and Innovation, with maturity dates between 2017 and 2019. The outstanding debt under this financing was R$118.7 million at December 31, 2016 . We obtained FINEP credit lines with reduced rates for projects relating to research, development and innovation. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

Export Credit Facilities

Export Credit Notes.  We have export credit notes in local currency, totaling R$1,922.3 million as of December 31, 2016. These notes bear interest at floating rates (CDI), with maturity date in 2019. These credit lines are included in the line “Local currency —Export credit facilities” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,326.1 million as of December 31, 2016 with several commercial banks under a Brazilian federal government program that offers favorable interest rates  of 8.9% per year, As an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

Other Secured Debt

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or “FNE”), in the amount of R$129.6 million at a rate of 8.5%  per year as of December 31, 2016. The notes have maturity dates from 2017 to 2021. These titles are secured by liens on machinery and equipment and real estate mortgages. BRF S.A. guarantees the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes. These loans are included in the line “Other secured debt —Local currency” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$251.0 million as of December 31, 2016, subject to the variation of the IGP-M plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$0.08 million outstanding as of December 31, 2016 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in the states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included in the line “Other—Local currency” in the table above.

Agribusiness Receivables Certificate

Agribusiness Receivables Certificate (“CRA”). On September 29, 2015, BRF concluded the CRA issuance related to the public distribution of the 1st 3rd Series issuance by Octante Securitizadora SA in the amount of R$1.0 billion, net of interest, which will mature on September 29, 2018 and were issued with a coupon of 96.9% per year of the CDI rate, payable every nine months. The CRAs are derived from our exports contracted with BRF Global GmbH, which have been transferred and/or pledged to the Securitization Company.

On April 19, 2016, BRF concluded the CRA issuance related to the public distribution of the 1st series of the 9th issuance by the Securitization Company, in the amount of R$1.0 billion net of interest, which will mature on April 19, 2019, and were issued with a coupon of 96.50% of the CDI rate, payable every nine months. The CRAs are derived from our exports contracted with BRF Global GmbH and were transferred and/or pledged to the Securitization Company.

On December 16, 2016, BRF concluded the CRA issuance related to the public offer of distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$1.5 billion, net of interest. The CRAs of the 1st Series were issued at a cost of 96.00% p.a. of the CDI rate, with the principal maturing in a single installment on December 16, 2020 and interest paid every eight months. The 2nd Series CRAs were issued at a cost of 5.8970% p.a. restated by the variation of the IPCA, with the principal maturing in a single installment on December 18, 2023 and interest paid every 16 or 18 months.

 On December 31, 2016, the balance of this transaction totaled R$3,630.1 million. This transaction is included in the line “Agribusiness Receivables Certificate” in the table above.

Foreign Currency Debt

Development Bank Facilities

BNDES Facilities. The values set out in the table mainly consist of a total funding of R$33.8 million related to the BNDES Monetary Unit, or “UMBNDES,” currency basket, which are the currencies in which BNDES borrows, and are subject to interest at the rate of UMBNDES, reflecting fluctuations in daily exchange rates of the currencies of this basket. These loans are guaranteed by BRF and, in most cases, are secured by assets. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets. These loans are included under “Development banks credit lines - foreign currency” in the table above.

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$984.3 million as of December 31, 2016. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates between 2017 and 2019. Interest under these export prepayment facilities accrues LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$326.3 million as of December 31, 2016. The indebtedness under these facilities is denominated in U.S. dollars, with maturity in 2018. These facilities bear interest at Libor plus a margin, payable quarterly. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Advances on foreign exchange contracts

Advances on foreign exchange contract. We had exchange contract advances, modality for funding through exports, with a total balance of R$212.8 million on December 31, 2016, maturing in 2017 with a fixed rate of 2,39%. Since these lines are trade-related, we must provide proof of export of products later by the accounts receivable relating to exports of their products.  These loans are included under “Advances on foreign exchange rate contracts” in the table above.

Working Capital Facilities

Working capital in foreign currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries mainly located in Argentina in the amount of R$291.9 million. This funding is mainly denominated in Argentine pesos, with interest rates of 14.2% per year, due to the fact that most of the debt is denominated in Argentine pesos, and with maturity between 2017 and 2022. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Other Secured Debt

Investments Financing. The subsidiaries of BRF in Argentina obtained financing for investment projects for the acquisition of capital goods and /or construction of necessary facilities for the production of goods and /or services and marketing of goods (excluding inventories) in the amount of R$0.8 million, denominated in Argentine pesos with an interest rate of 15.1% and maturity dates in 2017. These loans are included in the line “Other secured debt —Foreign currency” in the table above.

Bonds

BRF Notes 2024.  On May 15, 2014,  BRF completed a Senior Notes offering totaling US$750 million (“Senior Notes BRF 2024”). The principal is due on May 22, 2024 and bears interest at 4.75% per year (yield to maturity of 4.952%), payable semiannually from November 22, 2014.  Of the proceeds from the offering, US$470.6 million was used for a tender offer to buy back part of the debt of the Sadia Overseas Bonds 2017 and BRF Notes 2020, both defined below.  To implement the tender offer, BRF made a payment of US$86.4 million (equivalent to R$198.6 million) to the holders of existing bonds, which was recorded as an interest expense. As of December 31, 2016, there was US$750.0 million outstanding on these bonds.

BFF Notes 2020. On January 28, 2010, BFF International Limited issued Senior Notes in the amount of US$750 million, guaranteed by BRF, bearing a nominal interest rate of 7.25% per year and effective rate of 7.54% per year, and maturing on January 28, 2020 (“BFF Notes 2020”). On June 20, 2013,  US$120.7 million of these Senior Notes was replaced by Senior Notes BRF 2023, defined below, and, on May 15, 2014, US$409.6 million were repurchased with part of the proceeds from the Senior Notes BRF 2024. On May 28, 2015, the Company finished a tender offer of bonds in the amount of US$ 101.4 million so that the remaining balance totaled US$118.3 million on June 30, 2015. ). On September 21, 2016, the Company finalized a repurchase offer in the amount of US$32.2 million (equivalent to R$104.9 million), and premium was paid in the transaction, net of interest, in the amount of US$4.1 million (equivalent to R$13.4 million). The premium paid to holders of existing bonds was recorded as a financial expense. As of December 31, 2016, there was US$86.1 million outstanding on these bonds.

Sadia Overseas Bonds 2017. In May 2007, Sadia issued bonds in an aggregate amount of US$250.0 million (“Sadia Overseas Bonds 2017”). The bonds are guaranteed by BRF, bear interest at a rate of 6.875% per year and mature on May 24, 2017. On June 20, 2013, US$29.3 million of these bonds was replaced by the Senior Notes BRF 2023, defined below, and, on May 15, 2014,  US$61.0 million was repurchased with part of the proceeds from the Senior Notes BRF 2024. On May 28, 2015, the Company completed a tender offer of bonds in the amount of US$ 47.0 million so that the remaining balance totaled US$112.8 million on June 30, 2015. As of December 31, 2016, there was US$112.8 million outstanding on these bonds.

BRF Notes 2023.  In May 2013, we issued senior notes in an aggregate amount of US$500.0 million, with principal due on May 22, 2023 and bearing interest at a rate of 3.95% per year, payable semiannually as of November 22, 2013. As of December 31, 2016, there was US$500.0 million outstanding on these bonds.

BRF Notes 2018. In May 2013, we issued senior notes in an aggregate amount of R$500.0 million, with principal due on May 22, 2018, and bearing interest at a rate of 7.75% per year, payable semiannually as of November 22, 2013 (“BRF Notes 2018”). As of December 31, 2016, there was R$500.0 million outstanding on these bonds.

BRF Notes 2022.  In June 2012, we issued senior notes in an aggregate amount of US$500.0 million. The bonds were guaranteed by BRF, bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later the same month, we issued an additional US$250.0 million of senior notes under the same indenture and with the same terms and conditions (collectively, the “BRF Notes 2022”). On May 28, 2015, the Company completed a tender offer of bonds in the amount of US$ 577.1 million so that the remaining balance totaled US$172.9 million on June 30, 2015. On September 21, 2016, we completed a repurchase offer in the amount of US$54.2 million (equivalent to R$176.7 million), and premium was paid in the transaction, net of interest, in the amount of US$5.7 milliion (equivalent to R$18.6 million). The premium paid to holders of existing bonds was recorded as financial expense. As of December 31, 2016, there was US$118.7 million outstanding on these bonds.

BRF Notes 2022: On May 29, 2015, we completed a senior notes offering totaling EUR500,0 million, with principal due on May 3, 2022, issued with a coupon (interest) of 2.75% per year (Yield to maturity of 2.822%), to be paid annually as of June 3, 2016. On December 31, 2016, there were EUR500.0 million outstanding of these notes.

BRF Notes 2026: On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate amount of US$500.0 million, with principal due on September 29, 2026, and bearing interest at a rate of 4.35% per year, payable semiannually as of March 29, 2017. As of December 31, 2016, there were US$500.0 million outstanding of these notes.

Bonds Quickfood. In 2014, Quickfood again issued notes guaranteed by BRF, in the amount of ARS436.0 million with a nominal interest rate of 24.1% per year and an effective rate of 27.0% per year, with maturity dates between 2017 and 2018. In 2015, Quickfood again issued notes guaranteed by BRF, in the amount of ARS475.2 million with a nominal interest rate of 24.3% per year and an effective rate of 29.0% per year, with maturity dates between 2018 and 2022. As of December 31, 2016, there was ARS 680.8 million outstanding on these bonds.

Derivatives

We entered into foreign currency exchange derivatives under which we had exposure of R$331.6 million and commodity derivatives under which we had exposure of R$1.5 million, in each case as of December 31, 2016. The counterparties include several Brazilian financial institutions and involve interest rate swaps, and the purchase and sale of currencies and commodities. Their maturity dates vary from 2017 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, in 2014, BRF and its wholly owned subsidiary BRF Global GmbH entered into a revolving credit facility (“Revolver Credit Facility”) with a syndicate of 28 banks, in the amount of US$1.0 billion and maturing in May 2019. The transaction was structured so that the company and its subsidiary may make use of the credit line at any time during the contracted period. As of December 31, 2016, the company had not yet used any portion of this facility.

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

In 2016, the first quarter accounted for 23.9% of our total sales in the Brazilian market, the second quarter accounted for 24.1%, the third quarter accounted for 24.8% and the fourth quarter accounted for 27.3%.

International

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In the Middle East/North of Africa, for example, we experience slower net sales during Ramadan and the summer months.

In 2016, the first quarter accounted for 24.0% of our international sales, the second quarter accounted for 26.0%, the third quarter accounted for 25.8%, and the fourth quarter accounted for 24.2%.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                  Research and Development, Patents and Licenses

Our Research, Development and Innovation activities (RD&I) incorporate agricultural research and innovation, as well as products and processes research and development.

The agricultural RD&I area aims to guarantee the international competitiveness of our company through the continuous introduction of new technologies at the appropriate time. The goal is to reduce the production costs, improve product quality and client satisfaction and meet consumer demands. For this purpose, we maintain a qualified and experienced team of specialists and an extensive experimental physical and laboratorial structure. In addition, we use our production facilities in a structured manner to generate knowledge. We have partnerships with several universities, government research institutions and innovative private companies, and  we  use  several research incentives made available by government research and development agencies.

The agricultural RD&I area currently has dedicated researchers to the activities of innovation and technical support. This team is highly qualified, including holders of PhDs and masters degrees and specialists in animal production. In addition to researchers, we have several veterinarians, agronomists and animal scientists working directly in the production system.

In the last  years, we have been promoting the introduction of professionals with PhDs  in our technical team in association with governmental agencies as  FINEP, CNPq (PNPD – National Post-Doctorate Program and RHAE – Human Resources Formation in Strategic Areas Program) and the Araucária Foundation (Post-Doctorate Program in company). As a result of that, we have hired 16 researchers. We have also been developing a robust trainee and internship program as well as encouraging our employees to participate in graduate courses.

We have one of the largest poultry and swine agricultural experimental research structures in the world. Our system  includes 19 facilities and an experimental feed meal plant, distributed in four experimental farms situated in the state of Santa Catarina. We also have seven bromatological and five health laboratories supporting research and operational activities.

In addition to the company’s formal research structure, the company has a research process in the production system (field research) allowing  to evaluate all technologies under real production conditions with a suitable number of samples in order to calculate the productivity and financial impact of innovations and establish the appropriate moment to introduce a technology. BRF believes that the field research system provides it with an advantage in relation to others research centers and other companies in the sector.

We have our own swine breeding program, which we believe is better than the international breeding programs. The program used to operate with three farms, each one with two nucleus, in the state of Santa Catarina with 126 employees and a backup farm in Minas Gerais. In order to match our growth, a new nucleus farm, located in the state of Goiás started operation in 2016,  expanding the program’s production capacity. Procedures are being carried out for the incorporation of genomic evaluation in the selection process. In order to implement this new technology, we established partnerships with six Embrapa (Empresa Brasileira de Pesquisa Agropecuária, or the Brazilian Company for Agricultural and Farming Research) research centers, universities, governmental agencies (BNDES, Finep, CNPq) and we keep a team of seven highly qualified geneticists.

Since 2009, we have been benefiting from tax credits from the MCTI (Ministério da Ciência, Tecnoligia e Inovação, or the Science, Technology and Innovation Ministry) to incentivize inovation research, called Lei do Bem. This benefit considers technological innovation as development of a new product or new manufacturing process and incremental improvement in actual product or process.

The R&D and Innovation teams were integrated under the same business unit in 2015 in order to look for a new way of working to bring, at the same time, more speed to market, consumer and technology connections as well as more efficiency.

More than one hundred researchers and project managers are dedicated to continuously feeding the pipeline with innovative ideas, while running cost, processes and formulation optimization. BRF has developed a unique stage gate process, which is managed by a multifunctional quorum to take bi-monthly major decisions along the funnel. This allows us to accelerate the decision-making process in a very complex chain, considering multiple points of view.

To do so, the first step towards it was to define the growth platforms, fully connected with the consumer agenda. Our four main platforms are healthiness and well-being, food experience, expanded convenience and conscious/ethical consumption. The project managers are now able to navigate through different categories, such as prepared meals, cold cuts, in natura, spreads, snacks and even food services, bringing a tone closer to market, designing and applying solutions that either fulfill an unmet need or enhance a specific consumer occasion.

During 2016, we managed 2,353 global projects, including suspended, canceled, finalized and in progress projects with expected results in the medium and long-term, aiming at a commercial approach that resonates with our trade and sales team agenda. Some of the most innovative launches per platform in Brazil include:

  Healthiness and well-being: 30% sodium reduction in 70% of the Sadia portfolio, Qualy multigrain as the first margarine with real grains, like quinoa & linseed, and nuggets made with 100% chicken breast plus a breading of multigrain and one combined with vegetables;

  Food experience: turkey prepared with Jamie Oliver recipes for Christmas and a line of franks with global appealing flavors, such as German and Mexican seasoning (black pepper and chipottle pepper), in line with the Olympics momentum in Brazil;

  Expanded convenience: Sadia & Perdigão lines of ready-to-eat meals (moving beyond the traditional lasagna and salamitos) and the first Brazilian 100% protein snack (already one of the main contribution margins within BRF); and

  Conscious/ethical consumption: Jamie Oliver’s full line of products, which strictly follows animal welfare and is composed of 100% natural ingredients and has official certification by Certified Humane.

New product launches and commercial acumen made possible to improve the participation of innovation in our total revenue from less than 1% in 2015 to 2.5% in 2016. The market is recognizing our efforts, with the nomination of BRF by PricewaterhouseCoopers as the most innovative food company in Brazil during 2016.

We also spent five years developing our own sodium reduction technology, the HPA. The HPA is ready to be patented and presents some advantages over other sodium reduction solution, such as (1) reduced bitter taste, (2) antioxidant properties,  (3) nutritional value, and (4) water activity reduction.

Some examples of innovations are:

•         shelf stable and shelf life extension:

o    Thermostable ingredients, stronger additives;

o    Active packages, higher barriers, stronger materials;

o    New thermal and non-thermal processes for dehidration, pasteurization and sterilization;

•         sodium and fat reduction;

•         natural additives (clean label);

•         package and ingredients  to improve microwave performance:

o    new process for coated products production; and

o    new crumbs for coated products.

We also partner with texture, scent and ingredients start-ups to open our company to multiple and distinctive ideas.

We invested R$220.2 million, R$227.3 million and R$192.8 million in research and development in 2016, 2015 and 2014, respectively.

D.                  Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—A. Operating Results—Principal Factors Affecting our Results of Operations.”  You should also read our discussion of the risks and uncertainties that affect our business in “Item 3. Key Information—D. Risk Factors.”

Global GDP is expected to grow 3.1% in 2016 and 3.4% in 2017, according to a report released in January by the International Monetary Fund (“IMF”). A threat to global economic growth is the intensification of protectionist pressures, because of a potential widening of global imbalances coupled with sharp exchange rate movements. According to the IMF, increased restrictions on global trade and migration would hurt productivity and incomes, and take an immediate toll on market sentiment. The IMF expects growth of 1.6% in 2016 and 2.3% in 2017 for the U.S. while their expectations remain low, at around 1.7% in 2016 and 1.6% in 2017 for Western Europe. For developing countries, the IMF expects a growth rate of 7.2% for India and 1.1% for Russia, along with a more modest growth in China of 6.5% this year. The same study expects Brazil’s GDP to decrease 3.5 in 2016 and resume growth of 0.2% in 2017.  The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2017 at 9.00%, according to reports by Focus.

With respect to BRF and our industry, there are some recent developments related to the “Weak Flesh Operation." As a result of the regulators’ inquiries and the public announcement of allegations of wrongdoings involving BRF and other companies in the Brazilian meat industry in the context of this operation, some export markets have been temporarily closed and our average selling prices for some products and in some markets have fallen. For more information about the “Weak Flesh Operation,” see “Item 8. Financial Information – B. Significant Changes – Weak Flesh Operation.”

Exports

In 2016, Brazilian volume of chicken exports was 1.9% higher than in 2015. This increase can be explained mainly by higher sales to several Asian countries, mainly China, and to African countries such as Egypt and Angola. Despite losing competitiveness due to higher feed costs and the appreciated real, Brazilian players gained market share due to disease-related opportunities. The main example is China, which faced a sharp reduction in domestic chicken production, once it banned breeders supply from U.S. and some European countries, having to approve plants in different destinations, such as Brazil.

Brazil is a leading player in the global export markets of poultry and pork due to natural advantages, including low labor costs, gains of efficiencies in animal production and, in the case of chicken meat and no highly pathogennic avian influenza cases in its territory ever. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our businesses.

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

Oil prices declined further in 2016, affecting several countries that have a big share over Brazilian exports, such as Russia, Venezuela, Angola and some Middle East countries. The effects of oil price drops for big oil producers generally present themselves in two main ways: less inflow of money, which devalues the currency (if not pegged), which then negatively affects the country’s disposable income due to an increase in inflation; and decreased GDP growth, due to smaller oil revenues. The additional drop of 11.4% in oil prices (the West Texas Intermediate index, which benchmarks oil prices, dropped from US$ 48.69 in 2015 to US$ 43.14 in 2016) has caused and will continue to cause turmoil in oil exporting economies, reducing their ability to import Brazilian products. Food products are less sensitive than other goods to foreign exchange and to income variations. Rich oil producing countries that are located in warm regions with low availability of grains rely on government subsidies in order to cope with much higher chicken production costs than countries with moderate climate and high availability of grains, such as Brazil. Thus, falling oil prices will not necessarily lead to lower chicken imports from Brazil as governments might reduce subsidies leading to a decline in local production of chicken. As opposed to top oil exporters, countries that are net importers of oil and its sub products benefit from lower price in terms of higher disposable income.

In 2017, we intend to place new products in the Middle East/Africa market to meet the demand for healthier products.

Brazilian Market

Brazil is one of the world’s largest consumers of meat, with a per capita meat consumption in 2016 of 96.1 kilograms, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The emergence of the middle class has had a relevant impact in chicken and pork consumption in the past years whereas beef consumption remained flat over the last years. However, given the recent poor economic scenario in the past years, meat consumption declined in 2016 compared to 2015. According to the IBGE, domestic GDP shrank 3.6% in 2016 and according to the Central Bank’s Focus report is expected to increase by only 0.48% in 2017, while inflation is expected to decelerate to 4.19%. The gap between beef and chicken prices in Brazil is expected to narrow, once higher cattle supply (due to favorable cattle cycle) is likely to lead to lower beef prices in 2017.

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

Given the more challenging economic context in Brazil, our priorities remain to be the implementation of initiatives emphasizing operational excellence, especially in cost management and sales, that will be drivers for growth in the market, aiming toward the recovery of our operating margins in Brazil. Price adjustment and new products will be the major growth drivers for profitability in 2017. We remain confident in our strategy and capacity to resume growth in Brazil through more internal efforts toward reducing the cost of services, a more robust sales structure with improved execution that is focused on each region, and by strengthening our leadership by repositioning our major brands.

Raw Materials

In the Brazilian market, average corn prices increased 53.1% in 2016 relative to the average in 2015. The increase in average corn prices began in the end of 2015 due to uncertainties of weather conditions in the harvest period and peaked in the second quarter of 2016 with the confirmation of the poor crop together with a large number of future contracts of exports, which resulted in a shortage of corn in the domestic market. Unfavorable climate conditions hampered 2015/16 corn harvest, which totaled 66.5 million tons (a decrease of 21.43% year over year), according to Conab.

In the international market, a record corn crop in the U.S. together with its lower competitiveness led an increase of 33.6% in stocks for the 2016/17 harvest, according to the USDA. Given this favorable supply scenario, average CBOT corn prices fell 4.9%, as a whole.

Average soybean prices in Brazil for the fourth quarter of 2016 declined 6.1% relative to the third quarter of 2016, but rose 12.2% in 2016 over 2015. CBOT prices rose 4.7% in 2016, reflecting concerns regarding potential El Niño impacts mainly in Argentine crop and stronger Chinese demand for soybean.

Social Contributions

In accordance with the Provisional Measure No. 774/17, we will be rquired to pay 20% social contribution over our payroll beginning in July 2017, which is higher than the amounts we currently pay of  1% of our gross operating revenue for in-natura products (excluding exports) and 2.5% of our gross operating revenue for some processed products (excluding exports). This Provisional Measure may be passed into law or not or may be modified by the Brazilian Congress. For as long as the Provisional Measure No. 774/17 is in effect or if it is passed into law, our overall tax burden will be increased, which could negatively affect our overall financial performance.

E.                  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones described below, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

BRF provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm installations and are expected to be repaid in ten years. The loans guaranteed by BRF are in the amount of R$138.5 million as of December 31, 2016 (compared to R$208.8 million as of December 31, 2015).  In the event of default, we will be required to assume the outstanding balance.  As a result, we have recorded provisions in the amount of R$8.5 million as of December 31, 2016 (compared to R$14.7 million as of December 31, 2015), equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversion of provision in the amount of R$6.2 million in our statement of income for the year ended December 31, 2016 (compared to R$8.3 million as of December 31, 2015).

BRF guarantees a loan to the BRF Sustainability Institute (Instituto BRF de Sustentabilidade) from BNDES to set up biodigestors on the properties of the rural producers that are taking part in BRF’s integration system as part of the BRF’s sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees as of December 31, 2016 was R$28.4 million (compared to R$39.1 million as of December 31, 2015). In the event of default, BRF would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$0.1 million as of December 31, 2016 (compared to R$0.3 million as of December 31, 2015), equal to our assessment of the fair value of the non-contingent portion of these obligations, and we reversed provisions in the amount of R$0.1 million in our statement of income for the year ended December 31, 2016 (compared to R$0.6 million as of December 31, 2015).

The aggregate amount of BRF’s off-balance sheet guarantees as of December 31, 2016 was R$166.9 million (compared to R$247.9 million as of December 31, 2015), and we reversed provisions for the non-contingent portion of these obligations in the amount of R$6.4 million, which had been included in our statement of income for the year ended December 31, 2016 (compared to R$8.8 million as of December 31, 2015).

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2016.

	Payments Due by Year
Obligation	Total	2017	2018 to 2020	2021 onwards
	(in millions of reais)
Loans and financing (1)	18,962.4	3,245.0	7,275.8	8,441.6
Interest on loans and financing (2)	5,150.7	933.6	2,648.6	1,568.5
Lease obligations on property and equipment (3)	1,100.0	427.4	337.3	335.3
Commitments for purchases of goods and services (4)	6,190.5	4,814,6	1,052.8	323.1
Total	31,403.6	9,420.6	11,314.5	10,668.5

(1) Includes both short-term debt and long-term debt.

(2) Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2016.

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

We also recorded R$1,383.9 million as contingencies for probable losses for the year ended December 31, 2016.

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

Our board of directors provides our overall strategic direction. At least 20% of the members of our board of directors are required to be independent under the Novo Mercado listing rules. Our directors are elected at ordinary general meetings for a two-year term and may be reelected. Our board of directors currently consists of nine members. Our bylaws do not contemplate alternates to board members. There is no mandatory retirement age for our directors. In case of any vacancy, the remaining members will nominate an alternate director who will serve until the next shareholders’ meeting, the occasion in which the shareholders shall elect another director to serve for the remaining term of office. If more than 1/3 of the positions on the board of directors are vacant at the same time, then an extraordinary shareholders’ meeting shall be called within 30 days counted from such vacancy event. The alternates for such positions will serve for a term of office coinciding with the term of the other members.

The following table sets forth information about our current directors:

	Director
Name	Position Held	Since	Age

Abilio dos Santos Diniz(1)	Chairman	April 9, 2013	80
Renato Proença Lopes	Vice-Chairman	August 5, 2015	45
Henri Philippe Reichstul(1)	Board Member	April 8, 2015	67
José Carlos Reis de Magalhães Neto	Board Member	April 29, 2011	39
Luiz Fernando Furlan(1)(2)	Board Member	July 8, 2009	70
Manoel Cordeiro Silva Filho(1)	Board Member	April 12, 2007	63
Aldemir Bendine	Board Member	March 1, 2016	53
Walter Fontana Filho(1)(2)	Board Member	July 8, 2009	63
Vicente Falconi Campos	Board Member	May 22, 2014	76

(1)   Independent member (as defined in the Brazilian Novo Mercado listing regulations).

(2)   Messrs. Luiz Fernando Furlan and Walter Fontana Filho are cousins.

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

Renato Proença Lopes – Vice-Chairman of BRF’s Board and Statutory Audit Committee member. Mr. Lopes has a bachelor’s degree in Civil Engineering Technology from the Universidade Mackenzie (São Paulo). He has a post-graduate degree in Business Administration from the Universidade Paulista (UNIP) and an MBA in Wholesale Businesses Management from FIPECAFI - Universidade de São Paulo (USP). He joined Banco do Brasil in 1992.  Over the past few years, he has held various positions in the bank as Deputy Manager in New York (2013/2015), Managing Director in the USA (2013/2015), Executive Manager – Commercial Department (2010/2013) and Corporate General Manager (2006/2010). He participated in the initial development of the integration and business prospection involving the wholesale pillar portfolio of Banco do Brasil and Banco Patagônia – Argentina (2010). In June 2015, Mr. Lopes was appointed Investments Director for PREVI (the Banco do Brasil employees’ pension fund), a position he currently holds.

Henri Philippe Reichstul – Board member. Mr. Reichstul has a bachelor’s degree in economics from the Universidade de São Paulo and postgraduate studies at Hertford College, Oxford. He was CEO of IPEA, Petrobras, Globopar and Brenco. Currently, Mr. Reichstul sits on the boards of directors of Peugeot Citroen S.A., Repsol YPF, LATAM Airlines Group, Semco Partners and is Chairman of the board of Directors of Fives Group.  He is also a member of the consultative boards of Lhoist do Brasil Ltda., AES Brasil; vice president of the board of directors of the Foundation for Sustainable Development; and vice president of Einstein Hospital. Mr. Reichstul is a former member of the boards of directors of Louis Dreyfus Brasil, Ashmore Energy International, BNDES, ABDIB, COINFRA, Foster Wheeler, and Gafisa, among other companies.

José Carlos Reis de Magalhães Neto – Board member. Mr. Magalhães Neto is a graduate in Business Administration from the Fundação Getúlio Vargas. He is a founder member and Chairman of the Board of Directors of Tarpon Investimentos S.A. He also sits on the Board of Omega Energia Renováveis. Mr. Magalhães Neto was nominated to stand for election to our Board of Directors by Tarpon.

Luiz Fernando Furlan – Board member. Mr. Furlan is a member of the Boards of Directors of Telefônica Brasil S.A. (Brazil), Telefónica S.A. (Spain) and AGCO Corporation (USA). He was Chairman of the Board of Directors of Sadia S.A. from 1993 to 2002 and from 2008 to 2009, a company where he also held several different executive positions from 1976 to 1993.  He was Co-Chairman of the Board of Directors of BRF S.A. from 2009 to 2011, as well as a member of the Board of AMIL Participações S.A. from 2008 to 2013, Redecard S.A. from 2007 to 2010 and a member of the Advisory Board of ABERTIS Infraestruturas S.A. (Spain) from 2013 to 2015. He served as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Since 2008, he has been President of the Board of Fundação Amazonas Sustentável (FAS) and was also a member of the Global Commission for the Conservation of Oceans (Global Ocean Commission – USA) and is currently a member of the Superior Council of Management in public health of the São Paulo state. Mr. Furlan is a graduate in Chemical Engineering from FEI (the Industrial Engineering School) and in Business Administration from the Universidade de Santana - São Paulo, having also concluded extension and specialization courses in Brazil and overseas.

Manoel Cordeiro Silva Filho - Board member. Mr. Silva Filho has 32 years of experience at Vale S/A, was a Chief Investment Oficer of VALIA and was a coordinator of the National Investment Committee of Associação Brasileira das Entidades Fechadas de Previdência Complementar, or “ABRAPP”. Mr. Silva Filho holds a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, a post-graduation qualification in economic engineering from Faculdade Estácio de Sá, Rio de Janeiro and an MBA in finance from IBMEC.

Aldemir Bendine – Board member. Mr. Bendine has been the Chairman of  Petrobras – Petróleo Brasileiro S.A. since February 9, 2015. He holds a bachelor’s degree in Business Management. He also has an MBA for Top Executives from FIPECAFI-USP and in Finance at PUC, Rio de Janeiro. He is a civil servant, beginning his professional career as a trainee at Banco do Brasil in 1978.  He served as  Chairman of Banco do Brasil from April 2009 to February 2015. He held several positions at the bank  including Vice President for Cards and New Retail Business and Vice President for Retail and Distribution, also serving as Executive Board Secretary, Executive Manager of the Retail Board and Branch Manager. Mr. Bendine has been an Executive Director of the Brazilian Federation of Banks (FEBRABAN), CEO of the Brazilian Association of Card Companies and Services (ABECS), Chairman of the Board of Directors of CBSS (Visa Vale), CEO of BB Administrador de Cartões de Crédito S.A. and BB Administrador de Consórcios S.A.

Walter Fontana Filho – Board and Statutory Audit Committee member. Mr. Fontana Filho holds Bachelor’s and postgraduate degrees from PUC in São Paulo and a specialization course in Marketing Administration from FGV. He was a member of the Board of Directors of the newspaper O Estado de São Paulo from 1999 to 2013 and the Chairman of the Board of Directors of such company from 2013 to 2016. He is also a member of the Board of Martins Comércio e Serviços de Distribuição S.A. since 2013. He was a Board member of ALGAR – Algar S.A. Empreendimentos e Participações. At Sadia, he was Commercial Director – Domestic Market from 1983 to 1988, Commercial Executive Vice President from 1988 to 1994, Chief Executive Officer from 1994 to 2005 and Chairman of the Board of Directors from 2005 to 2008.

Vicente Falconi Campos – Board member. Mr. Falconi Campos is founder and Chairman of the Board of Directors of FALCONI - Consultores de Resultados, the largest management consulting company in Brazil. He is a consultant to the Brazilian Federal Government and various state governments and municipalities, in addition to large Brazilian companies such as AmBev, Gerdau, Vale, AMIL (United Health), PETROBRAS and B2W, among others. He graduated in Engineering in 1963 from the Universidade Federal de Minas Gerais (UFMG) and has the qualifications of M.Sc. and Ph. D. in Engineering from the Colorado School of Mines, in the U.S. He is Professor Emeritus of UFMG, was awarded the Medal of the Order of Rio Branco for services rendered to the nation, and was chosen by the American Society for Quality Control as one of the “21 voices of the XXI Century.” Currently, he is a member of the board of directors of Ambev S.A. and Chairman of the Board of Directors of ISMART – Institutio Social para Motivar, Apoiar e Reconhecer Talento and a member of the Advisory Board of Fundação Zerrenner.

At the general shareholders’ meeting to be held on April 26, 2017, our shareholders will be asked to increase the board size to ten and elect the members of the Board of Directors. The term of office of all directors to be elected by shareholders at the meeting called for April 26, 2017 will expire at the general shareholders’ meeting to be held in 2019. The proposed slate to the Board of Directors consists of Abilio dos Santos Diniz (Chairman), Francisco Petros Oliveira Lima Papathanasiadis (Vice-Chairman), Luiz Fernando Furlan, José Carlos Reis de Magalhães Neto, Walter Fontana Filho, Flávia Buarque de Almeida, Carlos da Costa Parcias Jr., Marcos Guimarães Grasso, Walter Malieni Jr. and José Aurélio Drummond Jr. We cannot predict whether these proposed directors will, in fact, be elected at the shareholders’ meeting.

Below is a summary of the professional experience and areas of activity of our six new proposed board members:

Francisco Petros Oliveira Lima Papathanasiadis – proposed Vice-Chairman. Mr. Papathanasiadis is an economist and a lawyer specialized in corporate law, capital markets and corporate governance. He is the managing director of Fernandes, Figueiredo, Françoso and Petros - Sociedade de Advogados. He has worked for more than 30 years in the Brazilian capital and financial market, in the areas of investment analysis, corporate finance and asset management, in several institutions, notably Unibanco, Brasilpar and Grupo Sul América. He was vice president and president of the Brazilian Association of Capital Markets (ABAMEC - São Paulo) between 1999 and 2001 and the first president of the APIMEC Capita Market Analyst Supervisory Board (2010/2014). Since July 2015, he has been an alternate member of the Board of Directors of Petrobras. He is 53 years old.

Carlos da Costa Parcias Jr. – proposed Board member. Mr. Parcias holds a degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ) (1984) and a Master's Degree in Economics from PUC-RJ. Since 2012, he has been Vice President of Business Development at CPFL Energia S.A. and a member of the Board of Directors of CPFL Renováveis. His previously held positions of leadership in the financial sector include chief executive officer of Icatu Gestão de Participações between 2001 and 2003, whose main activity is investment management; director of the Investment Bank Fleming Graphus from 1998 to 2000; president of BBA-Capital Asset Management from 1996 to 1998; and director of Capital Markets at Banco BBA-Creditanstalt from 1993 to 1998. He also served as an advisor to the BNDES's presidency from 1990 to 1992. He is 57 years old.

Flávia Buarque de Almeida – proposed Board member. Ms. Almeida is a member of the Peninsula Capital Participações S.A. since 2013 and a board member of the "Board of Overseers" at Harvard University, GAEC S.A. - Anima Educação and wine.com.br. She was an independent member of the Board of Directors of Lojas Renner S.A. from 2011 to 2016. Between 2009 and 2013, she was a senior partner of Monitor Group (currently Monitor Deloitte). Prior to that, between 2003 and 2009, Flavia was the general director of Participações Morro Vermelho S.A., a family holding company that controls the Camargo Corrêa Group. During the years 1989 to 2003, Flavia worked at McKinsey & Company, where she was a partner. Flávia holds a degree in Business Administration from Fundação Getúlio Vargas and an MBA from Harvard Business School. She is 50 years old.

Marcos Guimarães Grasso – proposed Board member. Mr. Grasso holds a degree in business administration from Fundação Getúlio Vargas - FGV and in coaching from the Columbia Coaching Association (NYC). He is the managing partner of M2G Advisors. Prior to that, he served as chairman of Kraft Foods (2010 to 2013), chairman of Cadbury Adams (2013 to 2010) and regional chairman of Pfizer (1986-2003). He is 55 years old.

Walter Malieni Junior – proposed Board member. Mr. Malieni Junior holds a degree in Economics from Universidade Presbiteriana Mackenzie, an MBA in Capital Markets and Finance from Ibmec, a postgraduate degree in General Training for Executives from USP and a Master's Degree in Business Administration from Universidade Presbiteriana Mackenzie. In 2014, he participated in an executive session for Banco do Brasil in the Program of Digital Transformation in Business by the Massachusetts Institute of Technology (MIT). Mr. Malieni Junior has been a civil servant at Banco do Brasil since 1984, when he joined the company in the Minor Apprentice program. He was state superintendent in Rio de Janeiro between January and December 2000, commercial manager and statutory commercial director of Companhia de Seguros Aliança do Brasil between January 2001 and October 2006 and commercial superintendent, director of credit and director of distribution in São Paulo of Banco do Brasil between November 2006 and December 2012. Since January 2013, he has been the Vice President of Internal Controls and Risk Management of Banco do Brasil and, since May 2016, he has been a member of the PREVI Deliberative Board. He is 46 years old.

José Aurélio Drummond Júnior – proposed Board member. Mr. Drummond Júnior holds a degree in engineering from the Faculdade de Engenharia Industrial-FEI SP and a post-graduate degree from the Wharton Business School. He is a member of the Board of Directors and Chief Executive Officer of Eneva S.A. He served as President for Latin America of Alcoa (metallurgical sector), partner of Victoria Capital Partners (private equity sector) and President for Latin America, Europe, the Middle East and Africa Of Whirlpool (appliance industry). He is 53 years old.

Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our bylaws require that the board of executive officers consist of a chief executive officer, a chief financial officer, an investor relations officer and up to twelve additional members, each with the designation and duties assigned by our board of directors.

Our executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders’ meeting to be held in 2018. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our executive officers hold ordinary monthly meetings, as well as extraordinary meetings, when called by our Chief Executive Officer.

The following table sets forth the name, position and the year of election of each of our current executive officers.

	Senior Management
Name	Position Held	Since	Age

Pedro de Andrade Faria	Global Chief Executive, Financial and Investor Relations Officer[1]	January 1, 2015[1]	41
José Roberto Pernomian Rodrigues	Vice President – Corporate Integrity	January 1, 2015	48
Helio Rubens Mendes dos Santos Junior	Vice President – Supply Chain	January 1, 2015	52
Leonardo Almeida Byrro	Vice President – Planning and Distribution	June 11, 2016	36
Artur Paranhos Tacla	Vice President – People	June 11, 2016	60

1 Mr. Faria served as Global Chief Executive Officer until March 30, 2017, since when he has also begun serving as the Chief Financial and Investor Relations Officer in connection with the departure of the prior Chief Financial and Investor Relations Officer.

The following is a summary of the business experience in the sector, areas of expertise and principal outside business interests of our current executive officers.

Pedro de Andrade Faria — Global Chief Executive, Financial and Investor Relations Officer. Mr. Faria has a degree in Business Administration from Fundação Getúlio Vargas in São Paulo and an MBA from the University of Chicago. Mr. Faria was a member of the Board of Directors of BRF from April 2011 to November 2013. He vacated the position on the Board to become the Company’s International CEO, a post that he held until the end of 2014. Mr. Faria is currently BRF’s Global Chief Executive, Financial and Investor Relations Officer. Mr. Faria was a member of the Board of Directors of Tarpon, as well as its CEO and Investor Relations Officer from January 2013 until August 2013. In addition, he served on the Boards of Directors of Cremer S.A., Ômega Energia Renovável S.A., AGV Holding S.A., Morena Indústria e Comércio de Confecções S.A., Cia Acqua and Arezzo. Mr. Faria was also Finance Director/IRO at BrasilAgro from its foundation until February 2007. Before joining Tarpon, he was an executive partner at Pátria Investimentos, responsible for monitoring private equity portfolio. Mr. Faria also worked at Chase Manhattan Bank and Patrimônio/Salamon Brothers.

José Roberto Pernomian Rodrigues — Vice President - Corporate Integrity. Mr. Rodrigues has a long legal career with extensive experience in business law. He was professor of general theory of law, financial law and tax law in various educational institutions, as well as a judge on the Court of Taxes and Duties of the Secretary of the São Paulo State Finance. He worked briefly as a manager in the information technology area. Mr. Rodrigues holds a degree in Law and Doctor of Law from the University of São Paulo (USP). He is a Member of AASP (Associação dos Advogados de São Paulo) and IASP (Instituto dos Advogados de São Paulo).

Hélio Rubens Mendes dos Santos Junior — Vice President - Supply Chain. Mr. Santos Junior has a degree in Chemical and Food Engineering from the Universidade Federal de Rio Grande (FURG) with specialization in business administration from FGV in São Paulo and Universidade de Campinas (UNICAMP). He began his career at Sadia in 1988, gaining experience in the areas of production, engineering, industrial excellence, RD&I and integrated planning.

Leonardo Almeida Byrro — Vice President – Planning and Distribution. Mr. Byrro worked in AmBev from 2004 to 2008, gaining experience in the areas of sales, marketing and supply. Mr. Byrro served as CEO of Cremer S.A. from 2013 to 2016.  He holds a degree in Electric Engineering from Escola de Engenharia Mauá, and an MBA from Kellogg School of Management.

                Artur Paranhos Tacla – Vice-President – People. Mr. Tacla has more than 25 years of experience with organizational and clinic performance, focused on organizational changes, team building, leadership development and coaching. Mr. Tacla holds a degree in psychology from PUC-SP and a specialization and certification in crisis management from Traumatology Institute – University of South Florida.

At the meeting of the Board of Directors held on March 10, 2017, the Board acknowledged the resignation of José Alexandre Carneiro Borges, who used to serve as Chief Financial and Investor Relations Officer, and Rodrigo Reghini Vieira, who used to serve as Vice President - Innovation, Marketing and Quality.

At the meeting of the Board of Directors held on March 30, 2017, the Board acknowledged the resignation of Mr. Rafael Ivanisk Oliveira, who used to serve as executive manager, and appointed Mr. Faria as Global Chief Executive, Financial and Investor Relations Officer.

B.                  Compensation

In 2016, the total salary paid by us to all our executive officers and the total compensation paid by us to all members of our board of directors, fiscal council and statutory audit committee for services in all capacities was R$26.9 million. In addition, no amounts were paid to our executive officers in 2016 as part of our profit sharing plan. The aggregate total compensation paid to members of the board of directors, fiscal council and statutory audit committee and executive officers in 2016 (including salaries, profit sharing payments, as described below, and benefits) was R$28.2 million.

The amount of variable compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our EBITDA but is also based on an assessment by our board of directors of the performance of the officer during the year. The amount paid depends on the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account the minimum EBITDA goal for the year, the quality standards of our icon products and the budget of  the area. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

Our executive officers are also eligible to participate in our Stock Option Plan and Restricted Stock Plan. As of December 31, 2016, a total of 5,952,159 stock options were held by them, with a cost to our company of R$16.7 million. No restricted stocks have been granted to our executive officers as of December 31, 2016. In 2016, a total of 3,232,840 stock options were granted to our executive officers. For more details about our Stock Option Plan and Restricted Stock Plan, see “—E. Share Ownership—Stock Option Plan and Restricted Stock Plan.”

                The table below shows information about the options granted to executive officers of BRF in previous years that are still outstanding as of December 31, 2016:

Grant	# Options	Grant Price(1)	Strike Price as of December 31, 2016	Expiration Date
2013	34,133	R$46.86	R$60.42	May 1, 2018
2014	478,115	R$44.48	R$54.33	April 3, 2019
2015	2,207,071	R$63.49	R$75.04	December 17, 2019
2016	282,840	R$46.68	R$47.54	May 31, 2020
2016	2,950,000	R$56.00	R$57.48	April 30, 2021
Total	5,952,159

(1)   The grant price refers to the average stock price at BM&F Bovespa of the last 20 trading days before the grant date.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2016, the amount paid as benefits and private pension plan to the executive officers totaled R$1.1 million.

We compensate alternate members of our fiscal council for each meeting of our fiscal council and statutory audit committee that they attend.

Our executive officers and the members of our board of directors, statutory audit committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment other than that, in the case of executive officers, non-compete agreements are signed upon hiring. In 2016, we paid severance benefits to former executive officers in the amount of R$0.2 million.

C.                  Board Practices

For information about the date of expiration of the current term of office and the period during which each director and executive officer has served in such office, see “—A. Directors and Senior Management.” For information about contracts for benefits upon termination of employment, see “—B. Compensation.”

Fiscal Council

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and the company’s external auditors, which has authority, among other matters, to supervise certain acts of management, to issue a report on the financial statements prepared by management and to give an opinion on management proposals to be submitted to general meetings of shareholders regarding changes in the capital stock,  issuance of debentures or subscription bonuses, investment plans or capital budgets, dividend distribution, transformation, merger, consolidation or demerger. The fiscal council has not typically been comparable to a U.S. audit committee.

We have a permanent fiscal council composed of three members and their alternates who are elected at the annual shareholders’ meeting, with terms lasting until the succeeding annual shareholders’ meeting with reelection being permitted.

The following table sets forth information with respect to the current members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attilio Guaspari (1)	President of the Fiscal Council	April 29, 2005	70
Susana Hanna Stiphan Jabra	Alternate	April 8, 2015	59
Reginaldo Ferreira Alexandre (1)	Member of the Fiscal Council	April 8, 2015	57
Walter Mendes de Oliveira Filho	Alternate	April 8, 2015	61
Marcus Vinícius Dias Severini	Member of the Fiscal Council	April 8, 2015	59
Marcos Tadeu de Siqueira	Alternate	April 8, 2015	61

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

Reginaldo Ferreira Alexandre – Member of the Fiscal Council. Mr. Ferreira Alexandre is an economist with 15 years of experience in the area of investment analysis as an analyst, organizer and director of research teams, having held positions at Citibank, Unibanco, BBA (currently Itaú-BBA) and Itaú Corretora de Valores. He has also worked as a corporate credit analyst (Citibank) and as a consultant in the areas of strategy (Accenture) and corporate finance (Deloitte). At present, Mr. Ferreira Alexandre works for ProxyCon Consultoria Companyrial, a company dedicated to advisory and service activities in the areas of capital markets, finance and corporate governance. Mr. Ferreira Alexandre would qualify as an independent member under the Novo Mercado rules.

Marcus Vinícius Dias Severini – Member of the Fiscal Council. Mr. Dias Severini holds a degree in accounting and electrical engineering and a post-graduate degree in economic engineering. Before his retirement in 2015, he was the controller of Valia, which he joined in October 1994. From December 1981 to 1994, Mr. Dias Severini held positions at Arthur Andersen S/C, including the position of Audit and Accounting Consultant Manager. He has also served as a member or alternate member on the supervisory boards of several companies and as a chairman of the board of Fundação Vale de Seguridade Social – VALIA.

New elections to the fiscal council are scheduled for the general shareholders’ meeting to be held on April 26, 2017 with a proposed slate to the fiscal council to include Attilio Guaspari, Marcus Vinícius Dias Severini and Antonio Carlos Rovai. In addition, the proposed slate includes the following alternates: Susana Hanna Stiphan Jabra, as alternate to Attilio Guaspari; Marcos Tadeu de Siqueira, as alternate to Marcus Vinícius Dias Severini; and Doris Beatriz França Wilhelm, as alternate to Antonio Carlos Rovai. We cannot predict whether these proposed Fiscal Council members will, in fact, be elected at the shareholders’ meeting.

Below is a summary of the professional experience and areas of activity of our new proposed Fiscal Council member:

Antonio Carlos Rovai - Mr. Antonio holds a bachelor's degree in economics from PUC-SP and accounting from Universidade Presbiteriana Mackenzie. He is a partner of Global Business Consulting Ltda., a company that acts in business consulting. Antonio worked at PricewaterhouseCoopers from 1973 to 1997, where he was responsible for auditing public companies and financial institutions. He is currently a member of the Fiscal Council of the Credit Guarantee Fund - FGC, JHSF Participações S.A. and the Art and Culture Pinacoteca Association - APAC. In addition, he is a member of the Brazilian Institute of Corporate Governance - IBGC, the Institute of Independent Auditors of Brazil - IBRACON, the Regional Economic Council - CRE and the Regional Accounting Council – CRC. He is 64 years old.

Statutory Audit Committee

Our shareholders approved the establishment of the Statutory Audit Committee at our general shareholders’ meeting held on April 3, 2014. The Statutory Audit Committee is composed of three to five members, of whom at least one must be an independent member of the company’s Board of Directors (in accordance with the independence standards of the CVM, in particular CVM Instruction No. 509/11).

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

Our statutory audit committee complies with CVM Instruction No. 509/11 of November 16, 2011 and, accordingly, allow us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee.

The following table sets forth information with respect to the members of our Statutory Audit Committee.

Name	Position Held	Current Position Held Since	Age
Sergio Ricardo Silva Rosa (2)	Chair	April 3, 2014	57
Fernando Maida Dall’Acqua (1)(2)	Member and Financial Expert	April 3, 2014	67
Walter Fontana Filho(2)	Member	April 3, 2014	63
Renato Proença Lopes	Member	April 4, 2016	45

(1)   Audit Committee Financial Expert (as defined under the rules of the U.S. Securities and Exchange Commission)

(2)    Independent Member (as defined under the Brazilian Novo Mercado rules)

Below is a summary of the professional experience and areas of activity of our current members of the Statutory Audit Committee:

Sérgio Ricardo Silva Rosa – Chair of the Statutory Audit Committee. Mr. Silva Rosa graduated in journalism from the Arts and Communication School of USP. Mr. Silva Rosa was investment director of ABRAPP; a member of the Social and Economic Development Council (CDES) and a founder and member of the PRI (Principles for Responsible Investment) Council, a United Nations-supported program. Mr. Silva Rosa was a Director of the Bank Workers Labor Union, President of the National Confederation of Bank Workers under the umbrella of the United Workers Central - CUT and the Latin American Bank Workers Federation. He was a member of São Paulo city council between 1994 and 1996. He was also a member of the Board of America Latina Logística S.A. and Brasil Telecom S.A. He was president of the executive directors for the companies: Valepar S.A., Litel S.A., 521 Participações, BrasilPrev and PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil between 2003 and 2010, where he also held the position of Equity Investment Director. He chaired the Board of Companhia Vale S.A. between 2003 and 2010, and was the Vice Chairman of the Board of Directors of BRF S.A. between 2013 and 2015.

Fernando Maida Dall’Acqua – Member of the Statutory Audit Committee and its Financial Expert. Mr. Dall’Acqua holds a master degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation. He is a Professor of Economics at the School of Administration of São Paulo (Getulio Vargas Foundation) and provides consulting services to major companies on mergers and acquisitions, economic and financial valuation and macroeconomic and tax advisory services. He was the Chairman of the Fiscal Council of Grupo Pão de Açúcar and Viavarejo. He is currently a Board member and chairman  of the Audit Committee of ISA-CTEEP and the chairman of the Audit Committee of O Estado de São Paulo newspaper. He was the Finance Secretary of the São Paulo and has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was director of the Project Center for Latin America and the Caribbean of the IICA/OEA.  He was also a member of the Board of Directors and the Audit Committee of Sabesp and a member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, as well as served on the Advisory Board of Grupo Pão de Açúcar. He was president of the People Bank of the São Paulo Government . He was also a Fellow at Michigan State University, U.S.A. and adviser of the World Bank for fiscal policy and credit market and of the Ministry of Finance of the Brazilian government.

Please see “—A. Directors and Senior Management” for the biographical information of Mr. Fontana Filho and Mr. Proença Lopes.

For more information about the Statutory Audit Committee, see “Item 10. Additional Information –– B. Memorandum and Articles of Association –– Statutory Audit Committee.”

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

The People, Organization and Culture Committee is responsible for advising the board of directors in setting compensation policies and the compensation of executives and employees, provides support to the executive officers in the assessment, selection and development of top leadership, advises the board of directors in the formulation and practice of BRF culture to monitor and encourage proper behavior of leaders, and proposes actions to align the expectations of shareholders and executives. Its current members are Vicente Falconi Campos (Chairman), Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan and Manoel Cordeiro Silva Filho. This committee is not the equivalent of, or wholly comparable to, a U.S. compensation committee.

D.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31
	2016	2015	2014
Administration	22,054	13,147	13,555
Commercial	7,751	7,644	9,601
Production	72,658	75,488	81,621
Total	102,463[1]	96,279	104,777

1 The number of employees had a significant increase in 2016 when compared to 2015 due to the integration of approximately 9,000 employees in Thailand.

All of our employees listed above are located in Brazil, except for approximately 16,151 employees in 2016 (5,245 in 2015 and 4,052 in 2014) who are located abroad, mainly in our sales offices and processing plants in Europe, Argentina, Middle East and Asia.

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

We have quite competitive benefit plans for each office around the world. In Brazil, the main benefits are: (1) the private pension plan, administered by BFPP – Brasil Foods Sociedade de Previdência Privada, (2) a credit cooperative that offers to the associated employee credit lines with attractive interest rates, (3) supplementary health plan that allows the employee to use the network agreements with costs subsidized by us, (4) meals, offered in our own restaurants or restaurant cards for subsidies of up to 80% by us, (5) basic consumer products granted to employees with salary of up to five minimum wages and 80% subsidized by us and (6) a collective insurance life policy.

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

E.                  Share Ownership

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Statutory Audit Committee

As of March 31, 2017,  members of our board of directors, our executive officers and members of our fiscal council (and alternates) and statutory audit committee owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Statutory Audit Committee	Common Shares	%
Directors:
Abilio dos Santos Diniz	25,353,300	3.1
Renato Proença Lopes	0	0
Henri Philippe Reichstul	0	0
José Carlos Reis de Magalhães Neto	1	*
Luiz Fernando Furlan	6,310,781	0.8
Manoel Cordeiro Silva Filho	0	0
Aldemir Bendine	0	0
Walter Fontana Filho	3,134,357	0.3
Vicente Falconi Campos	2,550,000	0.3
Subtotal	38,097,325	4.6
Executive Officers:
Pedro de Andrade Faria	104,401	0.1
José Roberto Pernomian Rodrigues	0	0
Helio Rubens Mendes dos Santos Junior	28,145	*
Leonardo Almeida Byrro	13,300	0
Artur Paranhos Tacla	0	0
Subtotal	145,846	*
Fiscal Council (and alternates):
Attilio Guaspari	0	0
Reginaldo Ferreira Alexandre	0	0
Marcus Vinícius Dias Severini	0	0
Susana Hanna Stiphan Jabra	0	0
Walter Mendes de Oliveira Filho	0	0
Marcos Tadeu de Siqueira	0	0
Subtotal	0	0
Statutory Audit Committee(1)
Sergio Ricardo Silva Rosa	0	0
Fernando Maida Dall’Acqua	0	0
Subtotal	0	0
Total	38,243,171	4.7

* Less than 0.1%

(1) The other members of the statutory audit committee, Renato Proença Lopes and Walter Fontana Filho are members of the board of directors whose share ownership is already included above.

For information about the stock options held by the persons listed above, including information about exercise prices, expiration dates and exercises, see “–B. Compensation.”

Stock Option Plan and Restricted Stock Plan

We have a long-term stock option plan for the executive officers and other employees of BRF and its subsidiaries for the award of stock options. This plan is part of the eligible executives’ compensation and is intended to attract, retain and motivate our executives in order to generate value for our companies and align their interests with the interests of our shareholders.

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

  after exercising the stock option and purchasing shares, the participant must hold at least part of those shares for at least one year before selling them and is only permitted to sell up to the number of shares whose value covers their purchase price prior to the one-year date (lock-up); and

  in case of retirement or termination of the contract (resignation or dismissal) other than with cause, the participant may exercise the options accrued up to that date, and the remaining options will be immediately canceled.

As of December 31, 2016, a total of 39,365,781 options had been granted, of which 16,506,807 were outstanding and held by approximately 264 persons.  During the year ended December 31, 2016, 140,600 options were exercised at an average exercise price of R$45.18 per share for aggregate payments to our company of R$6.4 million. As of December 31, 2016, the weighted average strike price of our outstanding options was R$60.33 per share, and the weighted average of the remaining contractual terms was 41 months.  No individual has received a number of options for common shares that, together with the common shares owned by that individual, exceed one percent of our common shares.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 25 to our consolidated financial statements.

In addition to changes to our Stock Option Plan, our shareholders approved the Restricted Stock Plan for employees at the shareholder meeting held on April 8, 2015. The purpose of the Restricted Stock Plan is, among others, to stimulate the expansion, success and the achievement of social objectives of the Company; align the interests of shareholders of the Company to the plan participants and allow the Company or other companies under its control to attract and retain eligible persons.

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

The total number of restricted stock that may be granted under the Restricted Stock Plan shall not exceed 0.5% of the common stock, with no par value, representing the total capital stock of the Company. As of December 31, 2016, no restricted stock has been granted under the Restricted Stock Plan.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The capital stock of BRF is comprised of common shares. As of March 31, 2017, we had outstanding 799,005,245 common shares, or 98.34% of our total common shares (excluding 13,468,001 common shares held in treasury), 98,080,063, or 12.06%, of which correspond to ADRs. On March 31, 2017, we had approximately 32,456 shareholders, including approximately 33 registered U.S. resident holders of our common shares (including The Bank of New York, as depositary).

Major Shareholders

The following table sets forth certain information as of March 31, 2017 (except to the extent disclosed below), with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) certain other shareholders who disclose their share ownership in Brazil.

Major Shareholders	Quantity	%
Fundação Petrobras de Seguridade Social – PETROS (1)	92,783,299	11.4
Tarpon Investimentos S.A.(2)	97,032,185	12.1
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (1)	86,691,252	10.7
BlackRock Inc.(3)	41,681,041	5.1

(1)   These pension funds are controlled by participating employees of the respective companies.

(2)   This information is based on a Report on Schedule 13D/A filed with the SEC on March 2, 2016 by Tarpon Investimentos S.A. (“TISA”), Tarpon Gestora de Recursos S.A. (“Tarpon Gestora”) and José Carlos Reis de Malgalhāes Neto (collectively with Tarpon Gestora and TISA, “Tarpon”) to report the beneficial ownership of 97,032,185 of our common shares.

        Each of TISA, as the holding company controlling Tarpon Gestora; Tarpon Gestora, as the sole investment advisor of the funds; and Mr. Magalhães Neto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the beneficial owner of 97,032,185 common shares. Each of them has (1) the shared power to vote or direct the vote and (2) the shared power to dispose or direct the disposition of all of the common shares that each of them may be deemed to beneficially own. Each of them disclaims any beneficial ownership in any of our common shares, except to the extent of their pecuniary interest therein.

 (3)  This information is based on a Report on Schedule 13G filed with the SEC on January 30, 2017 by BlackRock, Inc. to report the beneficial ownership over 41,681,041 of our common shares, 38,640,124 of which they had sole voting power and all of which they had sole dispositive power.

Our major shareholders do not have differing voting rights.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2014, except as described below.

  On January 28, 2014, Tarpon Gestora de Recursos S.A., in compliance with CVM Instruction No. 358, art. 12, reported that the investment funds and portfolios under its discretionary management acquired additional common shares of BRF, reaching a total of 79,780,190 common shares, representing 9.14% of the total common shares issued by the company.

  On March 18, 2014, Tarpon Gestora de Recursos S.A., in compliance with CVM Instruction No. 358, art. 12, reported that the number of common shares issued by BRF held by its investment funds and portfolios under discretionary management reached 88,732,385 common shares, representing 10.17% of the total common shares issued by the company.

  On March 28, 2014, Tarpon Gestora de Recursos S.A. informed us and reported to the CVM that the number of common shares issued by BRF and ADRs representing common shares held by the investment funds and portfolios under its discretionary management reached 91,529,085, representing 10.49% of the total common shares issued by BRF.

  On April 15, 2014, BlackRock, Inc. informed us that its aggregate shareholding position had reached 34,540,789 common shares and 9,372,885 ADRs, representing approximately 5.03% of our share capital as of April 15, 2014.

  On December 19, 2014, Blackrock, Inc. informed us that it had divested common shares issued by BRF and held an overall stake of ADRs, representing approximately 4.98% of our share capital as of December 19, 2014.

  On February 1, 2016, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI informed us and reported to the CVM that the number of common shares issued by BRF held by the investment funds and portfolios under its discretionary management reached 87,153,652, representing 9.99% of our share capital as of February 1, 2016.

  On March 2, 2016, Tarpon filed a Report on Schedule 13D reporting beneficial ownership of 97,032,185 common shares, representing 12.03% of the outstanding common shares on February 29, 2016.

  On March 8, 2016, BlackRock, Inc. informed us that its aggregate shareholding position had reached 33,478,602 common shares and 7,258,388 ADRs, representing approximately 5.01% of our share capital as of March 8, 2016.

  On May 31, 2016, BlackRock, Inc. informed us that its aggregate shareholding position had reached 38,734,476 common shares and 551,035 ADRs, representing approximately 4.82% of our share capital as of May 31, 2016.

  On July 14, 2016, GIC Private Limited informed us that its aggregate shareholding position had reached 40,690,360 common shares, representing approximately 5.01% of our share capital as of July 14, 2016.

  On August 12, 2016, BlackRock, Inc. informed us that its aggregate shareholding position had reached 33,893,720 common shares and 7,000,760 ADRs, representing approximately 5.03% of our share capital as of August 12,
  2016.

  On February 2, 2017, GIC Private Limited informed us that its aggregate shareholding position had reached 29,983,951 common shares and 10,483,177 ADRs, representing approximately 4.98% of our share capital as of February 2, 2017.

B.                  Related Party Transactions

Intercompany Loans

We have entered into loans agreement with our subsidiaries. Below is a summary of the balances as of December 31, 2016 and the rates charged for each transaction:

Counterparty		Currency	As of December 31, 2016	Interest Rate (% p.a.)
Creditor	Debtor		(in millions of Reais)
Campo Austral S.A.	Buenos Aires Fortune S.A.	ARS	891.9	20.0%
BRF GmbH	Federal Foods Qatar	US$	534.5	2.5%
Sadia Overseas Ltd.	BRF Global GmbH	US$	292.2	6.9%
BRF GmbH	Al Wafi Al Takamol	US$	286.9	1.1%
BRF GmbH	BRF Global GmbH	US$	276.7	1.6%
Eclipse Holding Cooperatief	Eclipse LATAM Holdings	EUR	258.3	20.0%
BRF GmbH	BRF Foods GmbH	US$	249.1	1.6%
BRF Global GmbH	BFF International Ltd.	US$	243.3	1.5%
Sadia International Ltd.	Wellax Food Logistics	US$	186.0	1.5%
BRF GmbH	BRF Invicta	GBP	149.3	3.0%
Perdigão International Ltd.	BRF Global GmbH	US$	114.7	3.1%
BRF GmbH	Federal Foods	US$	102.7	1.1%
BRF S.A	BRF Global GmbH	US$	97.8	3.0%
BRF GmbH	BRF Holland B.V.	EUR	80.1	3.0%
BRF GmbH	BRF Foods LLC	US$	63.7	2.5%
BRF Holland B.V.	BRF B.V. (NL)	EUR	41.2	3.0%
Campo Austral S.A.	Itega	ARS	36.1	20.0%
Perdigão International Ltd.	BRF S.A	US$	29.4	1.3%
BRF GmbH	BRF Holland B.V.	US$	18.4	3.1%
BRF Holland B.V.	BRF GmbH	EUR	14.2	1.5%
BRF GmbH	AL Wafi	US$	9.7	1.2%
Perdigão International Ltd.	BRF Foods LLC	US$	4.0	1.0%
BRF GmbH	BRF Foods LLC	US$	3.5	1.7%
BRF GmbH	BRF Singapore	SGD	3.0	1.5%
BRF Holland B.V.	BRF Wrexam	GBP	2.3	3.0%
Wellax Food Logistics	BRF Foods LLC	US$	2.0	7.0%

Consulting Services and Sales of Products

During 2016, the Company entered into transactions with companies that are owned by members of its Board of Directors as demonstrated below:

			Amounts of revenues (expenses) (in millions of Reais)
Companies	Type of transactions	Related party	2016
Corall Consultoria LTDA	Corall provided consulting services to BRF	Artur Paranhos Tacla	(1.8)
Edavila Consultoria Empresarial Eireli	Edavila provided consulting services to BRF	Luiz Fernando Furlan Walter Fontana Filho José Carlos Reis de Magalhães Neto	(0.3)
Hortigil Hortifruti S.A.	BRF sells products to Hortigil	Manoel Cordeiro Silva Filho	3.5
Instituto de Desenvolvimento Gerencial S.A.	Instituto provided consulting services to BRF	Vicente Falconi Campos	(5.0)

Arrangements with FAF

The Company leased properties owned by the Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan and Fontana families, some of which are members of our board of directors. For the year ended December 31, 2016, the total amount of rental payments paid to FAF was R$14.4 million. The rent value was set based on market conditions.

Transactions with Sustainability Institutes

We are the guarantors of a loan obtained by the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in Sadia’s integration system, targeting the reduction of greenhouse gases emission. The value of these guarantees on December 31, 2016 totaled R$28.4 million.

We had a liability in the amount of R$6.2 million as of December 31, 2016 related to the fair value of these guarantees (for more details, see “Item 5E – Operating and Financial Review and Prospects – Off-balance Sheet Arrangements”).

In addition, we had, as of December 31, 2016, a liability in the amount of R$22.2 million within other obligations with this entity in connection with our acquisition of biodigesters from Instituto Sadia de Sustentabilidade.

C.                  Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.                  Consolidated Statements and Other Financial Information

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

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2016, our provisions for such tax proceedings was R$281.7 million, compared to R$240.6 million as of December 31, 2015. We consider our estimate tax provisions relating to our business combination with Sadia, Avex and Danica.

The tax contingencies classified as probable losses involve the following main legal proceedings:

  ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording and/or use of amounts paid in respect of the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amount is R$129.1 million as of December 31, 2016 (R$107.7 million as of December 31, 2015).

  PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other federal taxes, in the amount of R$102.0 million as of December 31, 2016 (R$77.5 million as of December 31, 2015). Although we intend to vigorously defend against these tax assessment notices and related administrative proceedings, we expect that the number of cases and the aggregate amount of possible losses will continue to increase as the tax authorities address later tax years.

  Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other tax matters in a total amount of R$105.4 million as of December, 31, 2016  (R$52.0 million as of December 31, 2015).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss was classified as “possible” was R$11,953.1 million as of December 31, 2016 (R$10,569.9 million as of December 31, 2015). Of this amount, R$490.3 million as of December 31, 2016 (R$511.4 million as of December 31, 2015) reflected our fair value estimate of contingent tax liabilities relating to our business combination with Sadia, Avex and Danica.

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS tax credits to offset other federal tax liabilities in the amount of R$3,614.9 million as of December 31, 2016 (R$3,097.2 million as of December 31, 2015). The 2016 increase relates to new cases as well as to monetary indexation of existing cases.

o    On January 4, 2016 and April 14, 2016, the Brazilian Internal Revenue Service (Secretaria da Receita Federal) filed several tax assessments against us in the total amount of R$209.8 million as of December 31, 2016 related to the use of federal PIS and COFINS tax credits to offset other federal taxes carried out in the first and second quarters of 2011 and 2012, respectively. We filed administrative appeals that are still waiting for decisions by the lower administrative court.

•         ICMS: We are involved in a number of disputes related to the ICMS tax: (1) allegedly undue ICMS tax credits generated by tax incentives granted by states of origin (known as the guerra fiscal dispute) in a total amount of R$2,153.5 million as of December 31, 2016 (R$2,267.7 million as of December 31, 2015); (2) the maintenance of ICMS tax credits on the acquisition of staple foods (cesta básica) with a reduced tax burden in a total amount of R$716.2 million as of December 31, 2016 (R$547.6 million as of December 31, 2015); (3) the absence of evidence to prove the balances of exports in the amount of R$356.8 million as of December 31, 2016 (R$324.8 million as of December 31, 2015); and (4) R$1,763.2 million as of December 31, 2016 (R$1,416.9 million as of December 31, 2015) related to other tax lawsuits regarding ICMS.

o    With respect to the guerra fiscal (item (1) above), on December 14, 2015, BRF received a tax assessment notice from the State of Paraná, demanding a partial rebate of ICMS credits in the total amount of R$339.6 million for undue credits related to materials used in the production and undue credits over imports.

o    With respect to the cesta básica (item (2) above), in a meeting held on October 16, 2014, the Supreme Court of Brazil (“STF”) was favorable to the Tax Authority of the State of Rio Grande do Sul, in the judgment of the extraordinary appeal No. 635,688 submitted by the company Santa Lúcia, understanding as improper the integral maintenance of ICMS tax credits on the reduced tax basis of food products that are classified as staple foods in Brazil. The decision applies to all taxpayers; however, there is still a claim for clarification waiting to be judged, requesting more details related to the timing of such decision (previously or only after), which suggests the need to wait for this final decision to recognize the effects on our financial statements.

o    On March 30, 2015, the São Paulo State Treasury Office (Secretaria de Fazenda do Estado de São Paulo) filed a tax assessment against us in the amount of R$54.4 million (R$68.2 million on December 31, 2016) related to alleged irregularities in the collection of ICMS taxes levied on certain in natura beef transactions carried out in 2012 and 2013. We filed an administrative appeal on April 28, 2015 and await the judicial decision.

•         Profits earned abroad: We were assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad in the total amount of R$688.6 million as of December 31, 2016 (R$636.5 million as of December 31, 2015). We have presented our defense based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation.

•           Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. Also, on February 5, 2015, BRF received a tax assessment notice related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30%  when it incorporated one of the group’s entities during calendar year 2012 in the amount of R$675.9 million as of December 31, 2016. The income tax and social contribution disputes totaled R$1,160.2 million as of December 31, 2016 (R$1,127.7 million as of December 31, 2015).

o    On February 5, 2015, we received two tax assessments notices related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30% when we incorporated one of the group’s entities during calendar year 2012, in the amount of R$574.7 million as of December 31, 2015 (R$605.4 million on December 31, 2016). On April 28, 2016, the lower administrative court rendered unfavorable decisions against us. The judgment of our appeals to the superior administrative court remains pending.

•         IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes in the amount of R$459.2 million as of December 31, 2016 (R$453.2 million as of December 31, 2015).

•         IPI premium credits: Our subsidiary Sadia is involved in a judicial dispute related to the alleged undue use of IPI premium credits to offset other federal taxes in the amount of R$440.1 million as of December 31, 2016 (R$464.7 million as of December 31, 2015). We have recorded these credits only based on a final judicial decision.

  Normative Instruction 86: We were assessed by the Brazilian Internal Revenue Service for a total amount of R$237.4 million as of December 31, 2015 related to a fine for alleged non-compliance in the delivery of magnetic files for the years 2003–2005 to the tax authorities. In October 2013, the case was judged favorably for BRF by the Tax Administrative Appeals Board. In January 2016, the case was judged favorably for BRF by the Superior Chamber of Tax Administrative Appeal Board, which led to the definitive closure of the case.

  Social security charges: We are involved in disputes related to social security charges allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$237.2 million as of December 31, 2016 (R$194.4 million as of December 31, 2015).

  Other contingencies: We are involved in other tax contingencies involving a variety of matters, including rural activities, transfer pricing and the basis for calculating social contribution taxes, totaling R$29.7 million as of December 31, 2016 (R$39.0 million as of December 31, 2015).

Additionally, we were included as co-defendant in a tax lawsuit against Huaine Participações Ltda. (a former holding company of Perdigão), claiming our liability for taxes in the amount of R$642.8 million as of December 31, 2016 (R$625.5 million as of December 31, 2015). On February 16, 2012, we received a favorable decision from the Superior Court, which remanded the matter to the lower court. However, on November 17, 2013, the Federal Court judged the lawsuit unfavorably for BRF and has determined that BRF is co-responsible for the tax debt. For this reason, we filed a new appeal to the Superior Court. In 2014, the Federal District Court (TRF-3) sustained BRF’s responsibility for the tax debt. In response, BRF filed a special and extraordinary appeal, which has been awarded suspensive effect, by precautionary measure (case nº. 0000185-28.2014.4.03.0000), which is waiting Superior Court of Justice and Supreme Court decisions. In the tax foreclosure proceeding, BRF had guaranteed the debt, which was accepted by the court, and filed an appeal, which is awaiting first instance judgment. Despite this, our external legal advisors maintain that the risk of loss in this lawsuit is remote.

Social Security Contribution Assessment

On April 1, 2015, the Brazilian Internal Revenue Service (Secretaria da Receita Federal) filed a tax assessment against us in the amount of R$75.9 million (R$79.2 million on December 31, 2016, for which we recorded a provision of R$11.5 million for probable losses). The tax assessment is related to alleged irregularities in (i) our Stock Options Plan, (ii) our Profit Sharing Program and (iii) certain variable compensation to executive and managerial employees in 2011 and 2012. We filed an administrative appeal on May 4, 2015. We received an unfavorable decision and await the decision in the 2nd administrative level. Based on advice from outside counsel, we have classified our risk of loss as possible (with a probable part as stated above).

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

On December 31, 2016, we were involved in 20,424 labor claims in the total amount of R$1.2 billion (amount includes risks deemed “remote”, “possible” and “probable”), compared to R$1.4 billion as of December 31, 2015. These cases are mainly related to overtime, time spent by employees when changing clothes for uniforms, work-related travel time, rest breaks, article 253 of the Labor Code (Consolidation of Labor Laws), illnesses allegedly contracted at work and work accidents. Labor claims are being processed mainly at the Lower Court level and our provisions for “probable” losses fromthese labor claims are recorded in the amount of R$479.6 million on December 31, 2016, compared to R$377.0 million on December 31, 2015. These provisions were recorded based on our past historical payments and in the opinion of our experts.

Included in these proceedings is a series of lawsuits filed by the Ministry of Federal Work, which related to overtime, mandatory rest breaks and other labor-related issues. Others in the industry have been the subject of similar cases, and we do not believe that these proceedings will have a material adverse effect on us. Of the 46 cases pending, some have no assigned value and the largest has a value of approximately R$42.0 million, which is included in the total amounts disclosed above. We do not agree with the arguments presented by the Ministry of Federal Labor and the decisions of these proceedings. During 2016, we had meetings and hearings with the Federal Public Ministry of Labor, seeking negotiations when we believed they were in our interest.

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

Civil, Commercial and Other Proceedings

As of December 31, 2016, we were defendants in 1,791 civil proceedings amounting to total claims of R$2.6 billion. We were defendants in several civil, commercial and others proceedings related to, among other things, traffic accidents, alleged breach of contracts and consumer claims. We have recorded provisions for probable losses in the amount of R$117.3 million in connection with our pending civil, commercial and other proceedings as of December 31, 2016. We recorded these provisions based on history of payments and on the opinion of our legal counsels.

On May 18, 2001, a declaratory action cumulated with condemnatory request was filed by Texaco do Brasil S/A Produtos de Petróleo (currently Ipiranga Produtos de Petróleo S/A), where the plaintiff claims that Perdigão Alimentos S/A (currently BRF) did not comply with the three contracts set between the parties (the Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales, the Share Purchase and Sale Contract and Resale Promise and the Private Instrument of Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales). Such contracts were related to the structuring and acquisition of common and preferred shares of Perdigão Amazônia S.A, whose project would be financed by Texaco via tax incentives. The case ended with an unfavorable decision against BRF, ordering the company to indemnify Ipiranga for the damages related to the project. The said damages are currently subject to an expert evaluation, and thus, have not been calculated yet. Therefore, no provisions have been made for this case yet.

On March 30, 2006, Seara Alimentos S.A. filed a civil liability suit claiming for indemnification for damages and losses, including moral damages, due to a contractual default of BRF regarding the supply agreement celebrated between them. On June 17, 2015, the Court of Appeal rendered an award condemning BRF to pay material damages. Both parties filed appeal to the Superior Court of Justice. Recently, the Court admitted both appeals. The amounts of the indemnification are still illiquid, thus there are no provisions related to this proceeding.

On November 1, 2006, FRS S.A. Agro Avícola (“FRS”) filed an inhibitory action at Montenegro/RS in order to obtain a judicial decision compelling BRF to refrain from practicing any and all act that may affect the commercial exploitation of products “LEBON NUGGETS” and “FRANGOSUL NUGGETS” by FRS. After an unfavorable decision was issued against FRS on September 17, 2015, they filed an appeal, which in turn was granted by the Rio Grande do Sul Court of Appeals on May 6, 2016, based on the understanding that the use by third parties (even without authorization) of NUGGETS’ trademark is allowed. BRF has filed an appeal to the Superior Court of Justice. Since the case regards an inhibitory action, no provision is deemed necessary for this case.

On August 20, 2008, the Federal Public Prosecutor’s Office filed a public civil action against BRF due to alleged damages to consumers related to the excess of water absorbed by the chicken products manufactured at Francisco Beltrão/PR and Dois Vizinhos/PR. The Public Prosecutor Office requests indemnification for all consumers individually who acquired products with any quality issues related to water in excess, as well as publicly disclose the problems via newspaper, radio and other means. After an unfavorable judgment was issued ordering the defendants to indemnify the consumers about the irregularity of the products as well as paying R$700.0 thousand as collective damages, BRF and the other defendants filed their respective appeals on 2011. The case is currently waiting judgment at the Superior Court of Justice. The updated amounts of the provisions for this case are R$2.3 million. This case is currently under the responsibility of our subsidiary, Sadia SHB Comércio e Indústria de Alimentos S.A.

Since May 20, 2011, the Public Prosecutor’s Office of Minas Gerais has filed six public civil actions requesting BRF to establish a legal reserve area, as well as to present a recovery project for the areas of various properties of BRF in the Municipality of Uberlândia/MG under the penalty of a fine. BRF has responded to all six proceedings demonstrating there is no need to establish legal reserve on any of the properties since all of them are situated on urban areas, and the constitution of legal reserve is not applicable. All six public civil actions are still active, in different procedural phases. Three of them had unfavorable decisions at the court of appeals, two of them had favorable decisions at the court of appeals and one of them is still pending judgment at the lower court. On October 10, 2013, an action for damages was filed by Attilio Fontana’s heiresses in order to condemn BRF to pay material and moral damages for the destruction and/or concealment of SADIA S.A.’s statutory books. Such books were not exhibited in the preliminary proceeding, which prevented the plaintiffs from discovering eventual illegal donations made by Mr. Fontana to his other heirs/their other siblings. The case is in pre-trial phase, and expert evidence is being produced. Since the amounts involved are still illiquid, no provisions have been recorded for this proceeding.

On October 17, 2013, Mr. Marcus Macedo Cazarré filed an indemnification action as a result of the allegedly exploitation of his Patent MU 8300298-7 by BRF in the biodigesters used in farms. The case is currently in pre-trial phase,  and an expert report favorable to BRF was issued, pointing out there was no violation of Mr. Cazarré’s patent. Although Mr. Cazarré requests damages of over R$300 million, considering the early stage of the proceeding and his low chances of success, at this moment, there are no provisions for this action.

On April 27, 2014, we signed a TAC with the Public Prosecutors’ Office of the State of Goiás due to problems with the disposal of solid materials (animal carcasses) of the Rio Verde unit. Because of this, BRF was required to pay a fine of R$1.4 million and to assume other obligations that are still being fulfilled by the Company.

On March 24, 2014, we signed a TAC with the Consumer Protection Agency of the Municipality of Rio de Janeiro (Procon Carioca) due to problems with the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, the Company had to pay a fine of R$150 thousand and assumed other obligations that have already been fulfilled by the Company. On October, 23, 2014, the Consumer Protection Agency of the State of Rio de Janeiro (Procon Estadual) filed a civil action against BRF related to the same problem with the distribution of skimmed milk. In May 2016, a judgment was issued recognizing that BRF had diligently taken all necessary actions to mitigate damages on this case, including signing a TAC on the matter. Nevertheless, the lower court still determined that any consumers that manage to prove they suffered material losses from the problems related to the milk distributed back then shall be reimbursed. PROCON Estadual has appealed the decision and their appeal was dismissed on January 25, 2017. No provisions are applicable to this case.

On January 16, 2015 and on November 16, 2016, two class actions were filed by ASAPREV, an association of retirees. Both actions report the existence of two different “BRF/Sadia Autogestão” health-plan policies, one directed to employees and another one to former employees, which would mainly violate the provisions of the Brazilian law for private health plans. Based on that allegation, the association pleads:  (i) the invalidity of several clauses of the “BRF/Sadia Autogestão” health plan, (ii) the recognition of the right of retirees to remain in “BRF/Sadia Autogestão” health plan under the same conditions applicable to current employees; (iii) double refund of all amounts improperly charged by BRF from each associate, with indexation and interests; (iv) the payment of punitive damages to each associate not inferior to R$35 thousand. Since both proceedings are still at their preliminary stages, no substantial provisions have been recorded on these proceedings as of this moment.

On May 20, 2015, an indemnification action was filed by the municipality of Tijucas against BRF, Nestlé Brazil Ltda, Invista Fibers and Polymers Brazil Ltda and Bardusch Rentals Textiles Ltd. to investigate environmental damages related to the improper disposal of clothes and uniforms with the logos of the aforementioned companies. The parties presented their respective defenses in December 2015 and the case is still in the trial phase, awaiting for a judgment to be issued. Due to the subject matter discussed on these proceedings, R$1.2 million have been provisioned.

On October 23, 2015, Perdue Foods LLC (“Perdue”) filed an enforcement lawsuit against BRF. Perdue seeks to order BRF to comply with the obligations assumed in the Coexistence Agreement, as amended, entered into by both parties related to the trademarks Perdue and Perdix. In the event that BRF does not comply with these obligations, Perdue also seeks the imposition of a daily fine, in the amount of R$50.0 thousand for each day of delay. BRF has presented its defense on the case and the case is currently awaiting for a decision to be issued by the lower court judge. Since the enforcement lawsuit relates to obligations to do and not to do and, therefore, has no measurable economic value, no provisions have been recorded for these proceedings.

On December 7, 2015, a city councilor filed a popular action against BRF in connection with alleged irregularities identified on a competitive bid for the supply of school meal to the Municipality of São Paulo. We have already filed our defense and are awaiting trial. This popular action is still at its preliminary stages, and we have classified the risk of loss as possible, with no provisions recorded.

On December 22, 2015, the Public Prosecutors’ Office of the State of Pernambuco filed a public civil action against BRF in connection with alleged irregularities identified on dairy products sold by BRF in the past. The judge granted the preliminary injunction requested by the plaintiff, mainly in order to: (i) order BRF to suspend the sale of its products every time the Ministry of Agriculture identifies new irregularities; (ii) make BRF responsible for the burden of proof; (iii) order BRF to provide a public notice of the decision so that consumers possibly affected by the alleged irregularities may join the lawsuit; and (iv) order BRF to publish the preliminary decision in a newspaper of general circulation. We have already prepared an appeal against this preliminary injunction and have also filed our defense to this lawsuit in order to clarify, among other topics, that BRF is not responsible for the production and sale of these products anymore. This public civil action is still at its preliminary stages, and we have classified the risk of loss as possible, with no provisions recorded.

On March 14, 2016, a public civil action was filed by Abracon-Saúde – Associação Brasileira de Defesa dos Consumidores de Plano de Saúde, an association for health insurance customers, seeking to oblige BRF to insert the following warning on the package of its products: “CONTAINS GLUTEN – gluten is harmful to celiac patients” or another similar alert to demonstrate how gluten can be harmful to costumer’s health. After BRF presented its defense, a judgment was issued on September 14, 2016 ordering BRF to include said information on the package of all of its products that contain gluten. BRF appealed the decision in October 2016 and the case is currently pending trial at the State Court of Appeals of Mato Grosso do Sul. No substantial provisions were deemed necessary for this proceeding.

Weak Flesh Operation

On March 17, 2017, we learned of a decision issued by the federal judge of the 14th judicial division of the federal circuit of the state of Parana in the context of the Weak Flesh Operation. For more information, see “Item 8. Financial Information – B. Significant Changes – Weak Flesh Operation.”

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares since 2014 on a per share basis in reais.

Year	Description	Payment Date	Amounts per Share in Reais	U.S.$ Equivalent per Share at Payment Date
2014	Interest on shareholders’ equity	August 15, 2014	0.41	0.18
2014	Interest on shareholders’ equity	February 13, 2015	0.43	0.15
2014	Dividends	February 13, 2015	0.10	0.04
2015	Interest on shareholders’ equity	August 14, 2015	0.50	0.14
2015	Interest on shareholders’ equity	February 12, 2016	0.58	0.15
2015	Dividends	February 12, 2016	0.11	0.03
2015	Dividends	April 1, 2016	0.12	0.03
2016	Interest on shareholders’ equity	August 15, 2016	0.64	0.20

The following table sets forth total dividends and interest on shareholders’ equity paid in each year presented below:

Year	Total Dividends and Interest on Shareholders’ Equity
(in millions of reais)
2014	824.3
2015	1,088.9
2016	513.2

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

B.                  Significant Changes

Weak Flesh Operation

The Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Weak Flesh Operation,” which became public on March 17, 2017. The investigation involves a number of companies in the industry in Brazil.

On March 17, 2017, we learned of a decision issued by a federal judge of the state of Paraná authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of this Weak Flesh Operation.  Two BRF employees were detained (one of which has been released) and three were identified for questioning (of which two were questioned, including Mr. Rodrigues, our Vice President – Corporate Integrity).

In addition to the above our Mineiros plant was temporarily suspended by the MAPA on March 17, 2017, so that MAPA could conduct an additional audit on its production process. After conducting an audit, the MAPA authorized the Mineiros plant to resume operations as of April 8, 2017. The Mineiros plant reopened on April 10, 2017 and resumed its operations on April 11, 2017.

On April 15, 2017, the Brazilian Federal Police issued a report on the investigation and recommended charges against three BRF employees. On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed charges against two BRF employees (one of our regional manufacturing officer and one of our corporate affairs manager).

Based on the charges filed against such two employees, the main allegations at this stage involve alleged misconduct relating to improper offers and/or promises to government inspectors.

BRF has communicated with, and has received requests for information from certain regulators and governmental entities, including the U.S. Securities and Exchange Commission and U.S. Department of Justice in relation to this matter. BRF is cooperating with these inquiries.

BRF’s Statutory Audit Committee has already initiated an investigation with respect to the allegations involving BRF employees in the Weak Flesh Operation and is in the process of engaging outside counsel in connection with this investigation.

For information about the risks related to this investigation, see “Item 3. Key Information – D. Risk Factors. We have a governance structure and compliance processes designed to sustain our positive image and reputation in the marketplace, but they may fail to ensure compliance with relevant anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.”

Social Contributions

In accordance with the Provisional Measure No. 774/17, we will be rquired to pay 20% social contribution over our payroll beginning in July 2017, which is higher than the amounts we currently pay of  1% of our gross operating revenue for in-natura products (excluding exports) and 2.5% of our gross operating revenue for some processed products (excluding exports). This Provisional Measure may be passed into law or not or may be modified by the Brazilian Congress. For as long as the Provisional Measure No. 774/17 is in effect or if it is passed into law, our overall tax burden will be increased, which could negatively affect our overall financial performance.

Other Significant Changes

We are not aware of any other significant changes bearing upon our financial condition since the date of the financial statements included in this Annual Report on Form 20-F.

ITEM 9.            THE OFFER AND LISTING

A.                  Offer and Listing Details

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE. On March 31, 2017, there were 799,005,245 common shares issued and outstanding (excluding 13,468,001 common shares held in treasury), and there were 98,080,063 ADRs outstanding, representing 12.06% of our outstanding common shares.

Price History of Our Common Shares  and ADRs

The tables below set forth the high and low closing sales prices for our common shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADRs on the NYSE for the periods indicated.

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
	High	Low	High	Low
Year
2012	42.79	27.74	21.46	13.70
2013	58.96	41.10	26.27	20.37
2014	67.85	40.0	27.19	16.71
2015	71.16	53.23	23.88	13.82
2016	57.98	42.72	18.11	11.07

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
	High	Low	High	Low
Quarter
2015
First Quarter	65.65	59.51	23.88	18.82
Second Quarter	67.47	58.55	21.79	19.60
Third Quarter	71.16	63.01	21.83	16.37
Fourth Quarter	70.55	53.23	17.97	13.82
2016
First Quarter	54.68	44.95	15.13	11.07
Second Quarter	50.95	42.72	14.27	12.31
Third Quarter	56.04	46.43	17.47	14.27
Fourth Quarter	57.98	46.33	18.11	13.82

Source: Bloomberg

	BM&FBovespa		New York Stock Exchange
	Reais per Common Share		U.S.$ per ADR
Month	High	Low	High	Low
October 2016	57.98	51.96	18.11	16.19
November 2016	53.83	48.88	16.92	14.08
December 2016	50.46	46.33	14.96	13.82
January 2017	49.50	43.80	15.16	14.00
February 2017	44.90	40.00	14.39	12.96
March 2017	40.80	35.58	12.99	11.38

Source: Bloomberg

B.                  Plan of Distribution

Not applicable.

C.                  Markets

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE.

Trading on the BM&FBovespa

The BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros is a public company which resulted from the merger, in 2008, among Bolsa de Mercadorias e Futuros (BM&F, the Brazilian commodities and futures exchange), Bolsa de Valores de São Paulo (“Bovespa,” the São Paulo stock exchange), and Companhia Brasileira de Liquidação e Custódia (“CBLC,” the Bovespa’s securities clearing system).

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

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of CBLC, the São Paulo Stock Exchange’s securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

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

The São Paulo Stock Exchange is significantly less liquid than the NYSE and the world’s other major stock exchanges. While all of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remaining shares are often held by a single or small group of controlling persons or by governmental entities.

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 4,373 of September 29, 2014 of the CMN. Resolution No. 4,373 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions. For more information, see “Regulation of Foreign Investment” under Item 10.

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

  Corporate Governance Level 1;

  Corporate Governance Level 2; and

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

  maintain a share capital structure composed exclusively of common shares;

  ensure that shares representing at least 25% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders;

  adopt offering procedures that favor widespread ownership of shares whenever making a public offering;

  comply with minimum quarterly disclosure standards;

  follow stricter disclosure policies with respect to transactions involving our securities made by any controlling shareholders and our directors and executive officers;

  make a schedule of corporate events available to our shareholders;

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

  establish a two-year term for all members of the board of directors;

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

B.                  Memorandum and Articles of Association

Description of Share Capital

Set forth below is a summary of the material terms of provisions of our common shares. This description does not purport to be complete and is qualified in its entirety by reference to our amended and restated bylaws (filed herewith as Exhibit 1.01), the Brazilian Corporation Law, the rules and regulations of the CVM, the rules of the Novo Mercado. We have described some of the amendments below.

Under the Novo Mercado listing agreement we entered into with the São Paulo Stock Exchange (BM&F Bovespa) and our bylaws, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in Itajaí, State of Santa Catarina. We are duly registered with Junta Comercial do Estado de Santa Catarina under the number NIRE 42.300.034.240 and with the CVM under No. 01629-2.

On December 31, 2016, our capital subscribed and paid up was R$12,553,417,953.36, which is composed of 812,473,246 book-entry shares of common stock without par value. The Board is authorized to increase our capital stock to 1 billion common shares.

Corporate Purpose

Article 3 of our bylaws provides that our corporate purpose consists of:

  the manufacture, sale, in the retail and wholesale sector, and transaction of business relating to food in general, particularly animal protein by-products and food items that use the cold chain for support and distribution;

  the manufacture, sale of animal feed, nutrients and food supplements for animals;

  the provision of food services in general;

  the manufacture, refining and sale of vegetable oils, fats and dairy products;

  the production, conservation, storage, silage and sale of grains, their derivatives and by-products;

  the sale on the retail and wholesale market of consumer and production goods, including equipment and vehicles for the development of its logistical activity;

  the export and import of production and consumer goods;

  the provision of services of transport, logistics and distribution of freight and food in general;

  holding equity stakes in other companies, with the aim of achieving the corporate purposes to the fullest extent; and

  the participation in any projects needed for the operation of our business.
        We may further engage directly, or indirectly through others, in any support activities for the core business described above, such as:
  administrative, technical or operational support activities, aimed at creating conditions to improve our core business;

  transport services, in general;

  product storage and stocking services and other related ancillary services;

  activities to promote and replace our products in the retail market and at points of sale exposed to the final consumer, including the support needed by clients which allows the packaging and visualization of the products;

  services for receiving and allocating raw materials to be used in production;
  the provision of machine and vehicle repair, maintenance and overhaul services;
  the promotion of the growth of agribusiness in Brazil through programs, technical assistance and supply;
  the manufacture, development and sale of packaging products of any kind;
  the processing and raising of livestock in general;
  the sale of commodities in general;
  research and development of techniques for the production and improvement of our genetic matrixes;
  the activities of reforestation, extraction, manufacturing and sale of timber;
  the sale of mobile assets, real estate, including machines, equipment and vehicles, fixed assets, to meet the activities within our corporate purpose; and
  services to supply fuel for our own fleet or outsourced service providers, particularly freight, transport, logistics and distribution.

Our bylaws  forbid us to engage in any business practices inconsistent with our corporate purpose and core business, including the granting of pledges, collateral, endorsement or any guarantees not related to our corporate purpose or contrary to our bylaws, except for those practices already engaged in, and any such practices will be null and void.

Rights of Common Shares

At our shareholders’ meetings, each share of our common stock is entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 33.3% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 43 of our bylaws.

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

Meeting of Shareholders

Under the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within four months of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting. The election of our directors typically takes place at the annual shareholders’ meeting, although under Brazilian Corporation Law it may also occur at an extraordinary shareholders’ meeting. Members of the fiscal council (conselho fiscal) may be elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year.

Under our bylaws and the Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:

  amendment of our bylaws;

  election and dismissal, at any time, of the members of our board of directors and fiscal council and approval of their aggregate compensation;

  approval of management accounts and our audited financial statements;

  granting stock awards and approval of stock splits or reverse stock splits;

  approval of stock option plans for our management and employees or individuals who provide services to us, as well as those of companies directly or indirectly controlled by us;

  authorization of the issuance of convertible debentures exceeding the authorized capital stock;

  suspension of the rights of a shareholder;

  approval of the distribution of our profits and payment of dividends, as well as the establishment of any reserve other than the legal reserve;

  acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for issuance of shares of our share capital;

  approval of our transformation, merger, consolidation, spin-off;

  approval of any dissolution or liquidation, and the appointment and dismissal of a liquidator, as well as the members of our fiscal council, which shall be installed in the event of our liquidation if it does not already exist at the time;

  authorization to delist from the Novo Mercado, as well as to retain a specialized firm to prepare a valuation report with respect to the value of our shares in such circumstances; and

  authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least a quarter of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are convened to amend our bylaws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding share capital entitled to vote on the first call and any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to approve any proposed action, and blank votes are not counted as shares present in person or represented by proxy. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

  reduce the percentage of mandatory dividends;

  change our corporate purpose;

  consolidate with or merge our company into another company;

  spin off assets of our company;

  approve our participation in a centralized group of companies;

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

Elimination of or amendment to limit shareholders’ rights under Article 39 of our bylaws, which requires any shareholder who becomes the holder of 33.3% or more of our total capital stock to effect a public offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting. The shareholders who approve such elimination or amendment must launch a public offer in accordance with the rules established by Article 43 of our bylaws.

Notice of Shareholders’ Meetings

Under the Brazilian Corporation Law, notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de Santa Catarina, the official newspaper of the State of Santa Catarina, and in another widely circulated newspaper in the same state, which is currently the Valor Econômico.

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

Pursuant to our bylaws, to ensure the efficiency of the works during our shareholder’s meetings shareholders attending a shareholders’ meeting are required to deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares. Notwithstanding the above and in accordance with Brazilian Corporation Law and our bylaws, shareholders who are able to make proof of their status as shareholders of the Company may participate and vote at our shareholder meeting.

In inspecting the validity of documents submitted with respect to shareholder representation, we apply the principle of good faith. Unauthenticated copies of documents or those bearing no verified signature, when not required by law, are permitted and confer entitlement to fully exercise shareholders’ rights, provided that the person concerned undertakes to present the original documents or the equivalent required by us within five working days after the shareholders’ meeting. If the shareholder does not submit the originals or equivalent required by us within the deadline, his or her vote shall be disregarded, and he or she shall be responsible for any loss or damage that this act has caused us.

In addition, shareholders may vote by sending the relevant ballot paper dully filled and signed directly to the Company at R. Hungria, 1,400, 5°. Floor, Zip Code 01455-000, São Paulo – SP – Brazil to the attention of the Corporate Governance team, with copies of the following documents:

  certified copies of identity document (which should contain a picture of the shareholder) for individual persons and the bylaws, corporate and proxy documents and the identity document (which should contain a picture of the proxy holder) of the proxy holder for legal entities; and
  in the case of investment funds, the rules of the fund, the bylaws of the manager or the administrator, according to the voting policy of the fund, corporate and proxy documents and the identity documents of the proxy holder (which should contain a picture of the proxy holder).

                It is not mandatory to notarize the signature on the ballot papers. Corporate and proxy documents of legal entities and investment funds in foreign languages shall be notarized and officially translated.

Board of Directors

Under our bylaws, our board of directors is composed of nine to eleven members. The members of our board of directors are elected at the shareholders’ meeting for a period of two years and may be reelected. Our bylaws do not contemplate alternates to board members. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors. In case of any vacancy, the remaining members will nominate an alternate director who will serve until the next shareholders’ meeting, when shareholders shall elect another director to serve for the remaining term of office. If more than 1/3 of the seats on the board of directors are vacant at the same time, then an extraordinary shareholders’ meeting shall be called within 30 days counted from such vacancy event to elect the substitutes for such positions, who will serve for a term of office coinciding with the term of the other members.

Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules and Arbitration Regulations of the Arbitration Chamber of the São Paulo Stock Exchange.

Pursuant to our bylaws, a shareholder who intends to nominate one or more members of our board of directors, other than the current members of the board of directors, must notify us in writing preferably at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we will be responsible for immediately disclosing this information through a Shareholders’ Notice to be posted on the CVM website and our website.

The Brazilian Corporation Law sets forth that a cumulative vote system must be made available upon request of shareholders representing at least 10% of our voting share capital. The cumulative vote system entitles each shareholder to as many votes as there are members of the board of directors for each share it holds. Further, shareholders have the right to allocate their votes to one candidate or several. Whenever the election has been carried out by the cumulative vote process, the dismissal of any member of the board of directors by the shareholder’s meeting will imply the dismissal of all other members, and a new election shall be held.

Under CVM Instruction 282, the minimum percentage of voting capital required for the adoption of the cumulative vote system by a publicly held company may be reduced based on its share capital, varying from 5% to 10%. In our case, considering the amount of our share capital, shareholders representing 5% of the voting capital may request the adoption of the cumulative vote system to elect the members of our board of directors. If there is no request for the adoption of the cumulative vote system, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that any minority shareholders that, individually or collectively, hold at least 10% of the common shares have the right to select one director.

 Pursuant to our bylaws, if a shareholder requests the adoption of the cumulative vote system, as provided by Section 141, paragraph one of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification immediately through a Shareholder Notice, available on the CVM website or in accordance with applicable laws or CVM rules.

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

We have a permanent fiscal council composed of three members and an equal number of alternates. The Brazilian Corporation Law and our bylaws provide that, if there is a controlling shareholder, then minority shareholders jointly representing 10% or more of the company shares will have the right to elect, in a separate vote, one member of the fiscal council and one alternate.  Under the Novo Mercado rules, the members of the fiscal council must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado Listing Regulations and Arbitration Regulations of the Arbitration Chamber.

Members of the fiscal council may not be members of the board of directors, officers or employees of the company or of a controlled company or a company from the same group.  The Brazilian Corporation Law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10% of the average remuneration paid to directors, excluding other benefits.

Statutory Audit Committee

At our shareholders’ meeting held on April 3, 2014, our shareholders approved the establishment of a permanent statutory audit committee, Our bylaws provide that the permanent statutory audit committee shall be comprised of three and a maximum of five members, of whom at least one will be an independent director of the Board of Directors.  The statutory audit committee is designed to comply with CVM Instruction No. 509/11 of November 16, 2011 and to allow us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.  See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

The statutory audit committee is an advisory body directly linked to the board of directors.  The members of the statutory audit committee are appointed by the board of directors for terms of two years and will serve for no more than 10 years.  At least one of the members of the statutory audit committee must be a financial specialist, having knowledge of corporate accounting, auditing and finance.

The statutory audit committee has the following functions:

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

  evaluate and monitor, together with management and the internal audit department, the suitability and reasoning of transactions with related parties; and

  prepare a summarized annual report to be presented together with the financial statements containing a description of its activities, results and conclusions reached and recommendations offered, and any situations where there is significant divergence between our management, the independent auditors and the statutory audit committee in relation to our financial statements.

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

The Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. Our bylaws provide that the shareholders may allocate the participation of directors, executive officers and employees on our net profits as follows: up to 10% to employees and up to the limit established under applicable laws to our directors and executive officers.

Our bylaws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. Such amount must be calculated after excluding the allocation of profits to employees and directors. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

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

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve must be approved by company’s shareholders at a shareholders’ meeting and may only be used to increase share capital or to absorb losses, but are not available for distribution. Under the new proposed bylaws, this amount must be calculated after excluding the allocation of profits to employees, officers and directors. At December 31, 2016, we had a legal reserve of R$540.2 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which net profits exceed the sum of (1) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2016, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2016, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for the following additional reserves:

  Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. At December 31, 2016, we had reserves for increases in capital of R$170.8 million.

  Expansion reserves. Shareholders may decide at a meeting to retain up to 50% of our net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2016, we did not have an expansion reserve.

In addition, under the Brazilian Corporate Law, shareholders may decide at a meeting to retain a portion of net profits arising from donations on government grants for investment to allocate to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. At December 31, 2016, we had a reserve for tax incentives of R$639.7 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2016, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and donations. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2016, we had a capital reserve of R$41.0 million.

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

Prescription

Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed or not received dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders at a shareholders’ meeting have withdrawal rights. Under the Brazilian Corporation Law, a shareholder’s withdrawal rights may be exercised in the following circumstances, among others:

  spin-off (as described below);

  reduction in our mandatory dividends;

  change in our corporate purpose;

  consolidation with or merger into another company;

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

  there is a reduction in our mandatory dividend; or

  we are made part of a centralized group of companies, as defined in the Brazilian Corporation Law.

In cases where we:

  merge into or consolidate with another company;

  participate in a group of companies (as defined in the Brazilian Corporation Law);

  participate in a merger of shares; or

  acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law,

  our shareholders will not be given withdrawal rights if our shares (1) are “liquid,” which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

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

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 33.3% or more of our total share capital to immediately issue a press release to disclose that fact and within 30 days from the date of such event or acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

These provisions are not applicable to shareholders who become holders of 33.3% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 33.3% limit within 60 days of the event, (2) the incorporation of another company into us, (3) the incorporation of the shares of another company by us and (4) the subscription of shares of the Company carried out in a single primary issue.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 33.3% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The takeover should be immediately disclosed through a material fact notice, and a public tender offer must be commenced within 30 days from the date of such acquisition or event and must be done with respect to all of our shares for a price per share that may not be less than the greater of: (i) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 120 trading sessions prior to the date on which the public tender offer became obligatory; and (ii) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 30 trading days prior to the date on which the public tender offer became obligatory.

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

Arbitration

In accordance with our bylaws, we, our shareholders, directors and members of our fiscal council agree to resolve through arbitration any disputes or controversies that may arise between us relating to or derived from, in particular, the application, validity, enforceability, interpretation or breach (and its effects) of the Novo Mercado listing agreement, Novo Mercado rules, our bylaws, the shareholders’ agreements filed at our headquarters, the Brazilian Corporation Law, the rules published by the CVM, the other rules applicable to the Brazilian capital markets in general or the rules of the Market Arbitration Chamber of the São Paulo Stock Exchange itself, in each case in accordance with the rules of the Market Arbitration Chamber.

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

If we do not have a controlling shareholder or group of controlling shareholders, in the event of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such resolution must conduct a public offer for the acquisition of our shares in accordance with applicable regulations.

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

Additionally, if we delist from the Novo Mercado (1) as a result of our non-compliance with the Novo Mercado regulations resulting from a decision taken at our shareholders’ meeting, the public offer must be conducted by the shareholders who voted in favor of the decision, or (2) as a result of our non-compliance with the Novo Mercado regulations resulting from acts of our management, we must call a shareholder meeting to decide whether we will fix the noncompliance or delist from the Novo Mercado, in which case the shareholders will have to decide who will be responsible for undertaking a public offering in connection with that.

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

Holders of 33.3% or More of Our Shares

Any person who acquires or becomes a shareholder through an offering for quantities of shares equal to or greater than 33.3% of the total issued shares should undertake or apply for registration of a takeover bid of all shares of our offering and should comply with CVM rules, the regulations of the São Paulo Stock Exchange, and the provisions of our bylaws.

The takeover should be immediately disclosed through a material fact notice, and a public tender offer must be commenced within 30 days from the date of such acquisition or event and must be done with respect to all of our shares for a price per share that may not be less than the greater of: (i) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 120 trading sessions prior to the date on which the public tender offer became obligatory; and (ii) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 30 trading days prior to the date on which the public tender offer became obligatory. For a detailed description of the procedures applicable to takeover bid by increased participation, see our bylaws filed as exhibit 1.01 to this Annual Report on Form 20-F.

Suspension of Rights of Acquiring Shareholder for Violation of Our Bylaws

In the event an acquiring shareholder violates the provisions of our bylaws regarding the need to conduct a public offer as a result of a change of control or of the purchase of shares representing 33.3% or more of our share capital, the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

Purchases of Our Shares by Our Company

Our bylaws entitle our board of directors to approve the acquisition of our shares. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions:

  result in a reduction of our share capital;

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

  notices of our annual shareholders’ meeting, on the date of its publication;

  a summary of the decisions taken at the annual general shareholders’ meeting, on the day the meeting is held;

  a copy of the minutes of the annual shareholders’ meeting, within seven business days of its occurrence;

  Formulário de Referência – a report on a standard form containing annual corporate, business, and selected financial information, within a month from the date of the annual general shareholders’ meeting; and we must update this document in accordance with Instructions 480 and 481 of the CVM;

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

  minutes of any extraordinary shareholders’ meeting, within seven business days of the date the meeting occurred;

  a copy of any shareholders’ agreement within seven business days it is filed with us;

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

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

The shares of the Corporation have been listed to trade on the Brazilian Securities and Derivatives Stock Exchange special listing segment named Novo Mercado, of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.  Accordingly, the Corporation, its shareholders, the Directors and Officers and the Fiscal Council members (if the council is active) are bound by BM&FBOVESPA’s Novo Mercado Listing Rules.  Where a public tender offer required under the provisions of these bylaws is materially detrimental to the rights of shareholders, the Novo Mercado Listing Regulations shall prevail over the provisions of these bylaws.

As a Novo Mercado company, we must observe the following additional disclosure requirements, among others:

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

  the reason and purpose of the acquisition; and

  information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

The disclosure requirement referred to above will also apply to any person or group of persons acting jointly holding participations equal to or in excess of five percent each time such person increases or decreases its participation in our shares by an amount equal to five percent of our shares.

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

Agreements Within Our Group

According to CVM Instruction no. 480, we must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, in the explanatory notes.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.

Regulation of Foreign Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our common shares, on the São Paulo Stock Exchange, provided that they comply with the registration requirements set forth in Resolution No. 4,373 and CVM Instruction No. 560.

With certain limited exceptions, Resolution No. 4,373 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

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

  complete the appropriate foreign investor registration form;

  register as a foreign investor with the CVM;

  register the foreign investment with the Central Bank;

  appoint a tax representative in Brazil;

  obtain a taxpayer identification number from the Brazilian federal tax authorities; and

  appoint at least one custodian duly authorized by CVM.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the São Paulo Stock Exchange or in organized over-the-counter markets licensed by the CVM.

C.                  Material Contracts

BRF has not entered into any material contracts since January 1, 2015.

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

There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Common Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation that generally requires, among other things, obtaining an Electronic Registration under the Resolution No. 4,373. Under Resolution No. 4,373, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution No. 4,373 are also generally entitled to favorable tax treatment.

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

Although there is at present no tax treaty to avoid double taxation between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below under “— U.S. Federal Income Tax Considerations”) of common shares or ADRs. Prospective holders of common shares or ADRs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADRs in their particular circumstances.

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

We believe that the best interpretation of the current tax legislation lead to the conclusion that a Non-Resident Holder domiciled in a privileged tax regime is not subject to the increased tax rate of 25%. In this case, the applicable tax rate would be 15%. For this purpose, under Law No. 11,727, dated June 23, 2008, a “privileged tax regime” is a tax regime that: i) does not impose income tax or where the income tax rate is lower than 20% for income earned inside its territory or abroad; ii) provides tax advantage to non-residents: a) without demanding execution of substantive economic activity; or b) conditioned to the non-execution of substantive economic activity; or iii) pursuant to the local legislation imposes restrictions on disclosing the shareholding composition, the ownership of the investment or the economic operations executed in its territory.

Nevertheless, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Resident Holder on payments potentially made by a Brazilian source. In other words, Brazilian tax authorities may determine that the increased tax rate of 25% must apply to payments made by a Brazilian source to a Non-Resident Holder subject to “privileged tax regimes”.

We recommend prospective investors to consult their own tax advisors from time to time to verify any possible tax consequences arising from Normative Instruction No. 1,037/2010 (that provides an exhaustive list of all the countries deemed as a “tax haven” and all tax regimes deemed as a “privileged tax regime”) and Law No. 11,727.

Distributions of interest on shareholders equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

The Brazilian President enacted the Provisional Measure No. 694/15 to effect the following changes:

  the maximum TJLP will be 5% (currently this rate is approximately 7.5%); and

  the withholding tax will rise from 15% to 18% (except for Tax Haven Residents who continue to be subject to 25% withholding tax).

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

  are subject to withholding income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is neither a Registered Holder (including a Non-Resident Holder who qualifies under Law No. 4,131/62) nor a Tax Haven Resident. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain; and

  are subject to withholding income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is a Tax Haven Resident regardless of being a Registered Holder or not. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

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

Upon receipt of the underlying common shares in exchange for ADSs evidenced by ADRs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such common shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment discussed above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out on the Brazilian stock exchange.

Gains on the Exchange of Common Shares for ADRs

The deposit of common shares in exchange for the ADRs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the common shares, as the case may be, is lower than:

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

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2016, and we do not expect to be a PFIC for 2017 or in the future, although we can provide no assurances in this regard.

In general, we will be a PFIC for any taxable year in which:

  at least 75% of our gross income is passive income, or

  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

Investor Relations Department

BRF S.A.

Rua Hungria, 1400 - 5th Floor

01455-000 – São Paulo – SP – Brazil

Tel.: +55 11 2322-5377

E-mail: acoesri@brf-br.com

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

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2016. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash and cash equivalents and the amounts of derivative instruments (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2018	2019	2020	2021	Thereafter	Carrying amount	Fair value
Assets - Short/Long-term		7,197.5	783.9	-	171.3	-	-	8,152.7	8,152.7
Fixed rate		2,761.8	148.3	-	-	-	-	2,910.0	2,910.0
In US dollar	1.07%	2,703.4	148.3	-	-	-	-	2,851.6	2.,851.6
In ARS	19.55%	42.3	-	-	-	-	-	42.3	42.3
Other Currencies	5.3%	16.1	-	-	-	-	-	16.1	16.1
	-	-	-	-	-	-	-	-	-
Variable rate		4,299.2	256.2	-	171.3	-	-	4,726.7	4,726.7
In Reais	90.53% CDI	4,038.4	256.2	-	-	-	-	4,294.7	4,294.7
In Reais	100% SELIC	260.7	-	-	-	-	-	260.7	260.7
In Reais	IGPM +12%	-	-	-	171.3	-	-	171.3	171.3
In US dollar	LIBOR +0%	-	-	-	-	-	-	-	-

		-	-	-	-	-	-	-	-
Without rate		46.4	329.9	-	-	-	-	376.3	376.3
In Reais		46.4	329.9	-	-	-	-	376.3	376.3
Without rate		90.1	-	-	-	-	-	90.1	90.1
In US dollar		90.1	-	-	-	-	-	90.1	90.1

Without rate		-	49.6	-	-	-	-	49.6	49.6
Other Currencies		-	49.6	-	-	-	-	49.6	49.6
		-	-	-	-	-	-	-	-
Liabilities - Short/Long-term		3,245.0	2,674.4	3,188.7	1,412.7	19.5	8,422.1	18,962.4	18,962.4
Fixed rate		2,414.8	544.9	44.9	344.9	19.5	7,702.1	11,071.1	11,071.1
In Reais	8.25%	1,475.9	530.0	28.8	30.0	7.3	-	2,071.9	2,071.9
In US dollar	4.64%	772.5	-	-	278.5	-	5,923.9	6,975.0	6,975.0
		-	-	-	-	-	-	-	-
In Euros	2.75%	27.3	-	-	-	-	1,701.8	1,729.1	1,729.1
In ARS	26.19%	128.0	15.0	16.1	36.4	12.2	76.3	284.0	284.0
In AED	3.32%	-	-	-	-	-	-	-	-
Other Currencies		11.1	-	-	-	-	-	11.1	11.1

Variable rate		830.2	2,129.4	3,143.8	1,067.8	-	720.0	7,891.2	7,891.2
In Reais		512.1	1,237.6	3,034.2	1,067.8	-	720.0	6,571.7	6,571.7
Index	TJLP+1.59%	164.5	152.0	100.7	18.7	-	-	435.9	435.9
Index	IGPM+4.9%	3.5	-	-	248.0	-	-	251.6	251.6
Index	97.83% CDI	240.4	962.0	2,850.0	780.0	-	720.0	5,552.4	5,552.4
Index	SELIC+2.26%	103.6	123.7	83.5	21.1	-	-	331.9	331.9

In US dollar		318.1	891.8	109.6	-	-	-	1,319.5	1,319.5
Index	LIBOR+2.71%	313.8	896.0	108.6	-	-	-	1,318.5	1,318.5
Index	UMBNDES+2.1%	5.9	2.1	0.9	-	-	-	8.9	8.9

Net		3,952.5	1,890.4	3,188.7	1,241.4	19.5	8,422.1	10,809.6	10,809.6

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2016. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On Balance Sheet

Financial Instruments	Short Term	2018	2019	2020	2021	Thereafter	Carrying amount	Fair value
US dollars denominated instruments	3,884.16	1,040.06	109.58	278.52	-	5,923.93	11,236.26	11,236.26
Assets	-	-	-	-	-	-	-	-
Short/Long-term investments	2,793.52	148.25	-	-	-	-	2,941.77	2,941.77
Average annual interest rate	0.76%	6.23%	0.0%	0.0%	0.0%	0.0%	1.04%	0.0%
Liabilities	-	-	-	-	-	-	-	-
Short/Long-term debt	1,090.65	891.81	109.58	278.52	-	5,923.93	8,294.49	8,294.49
Average annual interest rate	4.49%	3.84%	3.97%	4.63%	-	4.63%	4.52%	-
Euro denominated instruments	27.33	-	-	-	-	1,701.81	1,729.14	1,729.14
Assets	-	-	-	-	-	-	-	-
Short/Long-term investments	-	-	-	-	-	-	-	-
Average annual interest rate	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-
Short/Long-term debt	27.33	-	-	-	-	1,701.81	1,729.14	1,729.14
Average annual interest rate	2.75%	-	-	-	-	2.75%	2.75%	-
	-	-	-	-	-	-	-	-
ARS denominated instruments	170.3	15.0	16.1	36.4	12.2	76.3	326.3	284.0
Assets
Short/Long-term investments	42.3	-	-	-	-	-	42.3	42.3
Average annual interest rate	19.55%	0%	0%	-	-	-	0%	-

Liabilities	-	-	-	-	-	-	-	-
Short/Long-term debt	128.0	15.0	16.1	36.4	12.2	76.3	284.0	284.0
Average annual interest rate	26.22%	26.13%	26.01%	26.01%	26.01%	26.29%	26.19%	-
	-	-	-	-	-	-	-	-
Other Currencies denominated instruments	27.2	49.6	-	-	-	-	76.1	76.8
Assets	-	-	-	-	-	-	-	-
Short/Long-term investments	16.1	49.60	-	-	-	-	65.7	65.7
Average annual interest rate	5.3%	0%	-	-	-	-	1.3%	-

Liabilities
Short/Long-term debt	11.10	-	-	-	-	-	11.10	11.10
Average annual interest rate	0%	-	-	-	-	-	0%	-

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

Exchange / Interest rate derivatives	Short Term	2018	2019	2020	2021	Thereafter	Carrying amount	Fair value
Total Notional	14,592.1	632.8	333.8	-	-	-	(332.5)	(332.5)

Cross currency swaps:	1,053.8	250.0	-	-	-	-	(369.3)	(369.3)
Receive US$/ Pay R$
Notional amount	1,053.8	-	-	-	-	-	(200.8)	(200.8)
Average annual interest received in US$	0.6%	-	-	-	-	-	-	-
Average annual interest paid in 76.6% of CDI	10.4%	-	-	-	-	-	-	-
Duration	0.3	-	-	-	-	-	-	-

Notional amount	122.9	-	-	-	-	-	(17.7)	(17.7)
Average annual interest received in EUR	-	-	-	-	-	-	-	-
Average annual interest paid in 83,03% of CDI	11.3%	-	-	-	-	-	-	-
Duration	0.4	-	-	-	-	-	-	-

Receive R$/ Pay USD
Notional amount	-	250.0	-	-	-	-	(150.8)	(150.8)
Average annual interest received in R$	-	7.8%	-	-	-	-	-	-
Average annual interest paid in US$	-	1.6%	-	-	-	-	-	-
Duration	-	1.4	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Interest rate swaps:	-	382.8	333.8	-	-	-	(32.9)	(32.9)
Receive US$/ Pay US$/	-	-	-	-	-	-	-	-
Notional amount	-	332.8	333.8	-	-	-	(33.4)	(33.4)
Average annual interest received in US$	-	3.8%	3.9%	-	-	-	-	-
Average annual interest paid in US$	-	5.7%	5.9%	-	-	-	-	-
Duration	-	2.0	3.0	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive R$/ Pay R$	-	-	-	-	-	-	-	-
Notional amount	-	50.0	-	-	-	-	0.4	0.4
Average annual interest received in R$	-	7.8%	-	-	-	-	-	-
Average annual interest paid in 64,8% of CDI	-	8.7%	-	-	-	-	-	-
Duration	-	1.4	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Non deliverable forward:	4,232.0	-	-	-	-	-	(8.4)	(8.4)
Receive R$/ Pay US$	-	-	-	-	-	-	-	-
Notional amount	348.5	-	-	-	-	-	6.6	6,6
Average annual interest received in R$	10.5%	-	-	-	-	-	-	-
Average annual interest paid in US$	-	-	-	-	-	-	-	-
Duration	0.5	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive R$/ Pay Euro	-	-	-	-	-	-	-	-
Notional amount	498.6	-	-	-	-	-	56.9	56.9
Average annual interest received in R$	12.2%	-	-	-	-	-	-	-
Average annual interest paid in Euro	-	-	-	-	-	-	-	-
Duration	0.3	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive R$/ Pay Pounds	-	-	-	-	-	-	-	-
Notional amount	137.2	-	-	-	-	-	11.1	11.1
Average annual interest received in R$	10.9%	-	-	-	-	-	-	-
Average annual interest paid in Pounds	-	-	-	-	-	-	-	-
Duration	0,3	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive Euro/ Pay US$	-	-	-	-	-	-	-	-
Notional amount	1,031.5	-	-	-	-	-	(0.5)	(0.5)
Average annual interest received in Euro	-1.7%	-	-	-	-	-	-	-
Average annual interest paid in US$	-	-	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Receive US$/ Pay R$	-	-	-	-	-	-	-	-
Notional amount	2,216.2	-	-	-	-	-	(82.5)	(82.5)
Average annual interest received in US$	-	-	-	-	-	-	-	-
Average annual interest paid in R$	9.7%	-	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-	-

	-	-	-	-	-	-	-	-
Currency forward:	2.6	-	-	-	-	-	(0.3)	(0.3)
Receive US$/ Pay THB	-	-	-	-	-	-	-	-
Notional amount	2.6	-	-	-	-	-	0.0	0.0
Average annual interest received in US$	-	-	-	-	-	-	-	-
Average annual interest paid in THB	-	-	-	-	-	-	-	-
Duration	0.1	-	-	-	-	-	-	-

Receive THB/ Pay US$	-	-	-	-	-	-	-	-
Notional amount	2.5	-	-	-	-	-	(0.1)	(0.1)
Average annual interest received in THB	-	-	-	-	-	-	-	-
Average annual interest paid in US$	-	-	-	-	-	-	-	-
Duration	0.8	-	-	-	-	-	-	-

Receive THB/ Pay GBP	-	-	-	-	-	-	-	-
Notional amount	26.6	-	-	-	-	-	0.0	0.0
Average annual interest received in THB	-	-	-	-	-	-	-	-
Average annual interest paid in GBP	-	-	-	-	-	-	-	-
Duration	0,5	-	-	-	-	-	-	-

Receive THB/ Pay EUR	-	-	-	-	-	-	-	-
Notional amount	22.6	-	-	-	-	-	(0.2)	(0.2)
Average annual interest received in THB	-	-	-	-	-	-	-	-
Average annual interest paid in EUR	-	-	-	-	-	-	-	-
Duration	0.5	-	-	-	-	-	-	-

	-	-	-	-	-	-	-	-
FX Options:	8,812.0	-	-	-	-	-	83.7	83.7
	-	-	-	-	-	-	-	-
Notional amount US$	8,261.8	-	-	-	-	-	66.8	66.8
Duration	1.3	-	-	-	-	-	-	-

Notional amount Euro	550.1	-	-	-	-	-	16.9	16.9
Duration	0.9	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
FX Futures:	491.7	-	-	-	-	-	(5.2)	(5.2)
	-	-	-	-	-	-	-	-
Notional amount	491.7	-	-	-	-	-	(5.2)	(5.2)
Duration	0.1	-	-	-	-	-	-	-

The table below provides further detail on our foreign currency-denominated assets and liabilities as of the dates indicated below.

	As of December 31,
	2016	2015
	(in millions of US$)
Cash and cash equivalents	8.5	83.3
Trade accounts receivable – third parties	464.0	530.4
Trade accounts payable	(217.0)	(444.5)
Loans and financing	(1,664.6)	(1,843.4)
Hedge	1,067.1	377.0
Net Investmets	135.6	1,241.7
Other assets and liabilities, net	22.9	15.7
	-	-
Foreign exchange exposure in U.S.$	(183.6)	(39.8)

Swaps, U.S. dollar futures and embedded derivative not designated as hedge accounting instruments, that impact our financial results and not our shareholders’ equity.

We account for the exchange rate variation clauses of our export prepayment facilities as hedging instruments that mitigate the risk of exchange rate variations relating to our exports. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Export Credit Facilities—Export Prepayment Facilities” for a general description of our export prepayment facilities.  For more information about our accounting relating to these facilities, see Note 4.4 to our consolidated financial statements.

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

		3.2591	2.9332	2.4443	4.0739	4.8887
Parity - Brazilian Reais x U.S. Dollar		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	21.5	56.4	108.6	(65.6)	(152.7)
Options - currencies	Devaluation of R$	-	428.1	1,074.4	211.0	1,199.4
Export prepayments	Devaluation of R$	(443.9)	(346.1)	(199.4)	(688.3)	(932.7)
Bonds	Devaluation of R$	(329.9)	(242.4)	(111.0)	(548.8)	(767.7)
Swaps	Devaluation of R$	(151.8)	(111.6)	(51.3)	(252.2)	(352.7)
Exports	Appreciation of R$	114.1	(378.7)	(1,122.1)	64.9	(761.6)
Not designated as hedge accouting
NDF - Purchase	Appreciation of R$	(131.7)	(353.3)	(685.7)	422.4	976.4
Dollar Future sales - BM&FBOVESPA	Devaluation of R$	-	48.9	122.2	(122.2)	(244.4)
Net effect		(921.7)	(898.7)	(864.3)	(978.8)	(1,036.0)
Shareholders' equity		(925.7)	(700.1)	(361.8)	(1.489.3)	(2,053.1)
Statement of income		4.0	(198.6)	(502.5)	510.5	1,016.9

		3.4384	3.0946	2.5788	4.2980	5.1576
Parity - Brazilian Reais x Euro		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	72.1	122.0	196.8	(52.5)	(177.2)
Currency options	Devaluation of R$	16.1	43.6	84.9	-	59.0
Exports	Appreciation of R$	(88.2)	(165.6)	(281.6)	52.5	118.2
Not designated as hedge accouting
Non-deliverable forward	Devaluation of R$	3.7	(99.5)	(254.2)	261.6	519.4
Net effect		3.7	(99.5)	(254.2)	261.6	519.4
Shareholders' equity		-	-	-	-	-
Statement of income		3.7	(99.5)	(254.2)	261.6	519.4

		4.0364	3.6328	3.0273	5.0455	6.0546
Parity - Brazilian Reais x GBP		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Non-deliverable forward	Devaluation of R$	13.2	26.9	47.5	(21.2)	(55.5)
Exports	Appreciation of R$	(13.2)	(26.9)	(47.5)	21.2	55.5
Net effect		-	-	-	-	-

		144.12	129.71	108.09	180.15	216.18
Price parity CBOT - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward	Increase in the price of corn	1.8	16.3	38.1	(34.4)	(70.6)
Net effect		1.8	16.3	38.1	(34.4)	(70.6)
Shareholders' equity		1.8	16.3	38.1	(34.4)	(70.6)
Statement of income		-	-	-	-	-

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

Our risk policy provides guidelines to hedging against increases in the price of corn and soy meal. In 2016, we used derivative instruments such as corn futures in addition to inventory management for this purpose.

The table below presents the notional amounts of our derivative financial instruments under which we have exposure in the corn price:

Commodities derivatives	Short Term		2018	2019	2020	2021	Thereafter	Carrying amount	Fair value
Commodities Futures:	425.6	-	-	-	-	-		0.93	0.93
Receive Corn/ Pay US$	-	-	-	-	-	-		-	-
Notional amount (Ton/US$)	32.0	-	-	-	-	-		(0.03)	(0.03)
Duration	0.3	-	-	-	-	-		-	-

Receive US$/ Pay Corn	-	-	-	-	-	-		-	-
Notional amount (Ton/US$)	308.6	-	-	-	-	-		1.,84	1.84
Duration	1.0	-	-	-	-	-		-	-

Receive Soy/ Pay US$	-	-	-	-	-	-		-	-
Notional amount (Ton/US$)	85	-	-	-	-	-		(0.88)	(0.88)
Duration	0.3	-	-	-	-	-		-	-

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

The fee and reimbursement provisions described in rows 3. and 8. of the table above may, at the depositary’s discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions.

For the year ended December 31, 2016, pursuant to a letter agreement between BRF and the depositary, the depositary reimbursed us for fees, expenses and related taxes in the amount of US$6.2 million.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Consistent with the guidance issued by the Securities and Exchange Commission that an assessment of recently acquired businesses may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded the assessment of the effectiveness of internal control over financial reporting of the following companies acquired in 2016: Universal Meats (UK) Ltd, Alimentos Calchaquí Productos 7 S.A., Al Khan Foodstuff LLC, FFM Further Processing SDN BHD and Eclipse Holding Cöoperatief U.A. For information about the significance of these entities, see “—B. Management’s Annual Report on Internal Control Over Financial Report.” Based on our management’s evaluation and subject to the exclusions of the recently acquired companies listed above, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Consistent with the guidance issued by the Securities and Exchange Commission that an assessment of recently acquired businesses may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded the assessment of the effectiveness of internal control over financial reporting of the following companies acquired in 2016:

		As of December 31, 2016
Entities	Transaction Date	Total Assets (in millions of Reais)	Percentage of BRF Total Assets (%)	Net Assets (in millions of Reais)	Percentage of BRF Net Assets (%)
Universal Meats (UK) Limited	February 1, 2016	175.9	1.53%	90.8	0.74%
FFM Further Processing SDN BHD	October 04, 2016	69.7	0.61%	65.8	0.54%
Eclipse Holding Cöoperatief UA S.A.	October 27, 2016	293.7	2.56%	23.5	0.19%

		539.3	4.70%	180.1	1.48%

		For the year ended December 31, 2016
Entities	Transaction Date	Net Revenue (in millions of Reais)	Percentage of BRF Net Sales (%)	Net Profit (Loss) (in millions of Reais)	Percentage of Net Profit (Loss) (%)
Universal Meats (UK) Limited	February 1, 2016	253.3	0.75%	0.7	0.19%
FFM Further Processing SDN BHD	October 04, 2016	5.5	0.02%	(0.4)	(0.11%)
Eclipse Holding Cöoperatief UA S.A.	October 27, 2016	139.5	0.41%	(23.4)	(6.29%)

		398.3	1.18%	(23.1)	(6.21%)

The amounts above were included in our consolidated financial statements for the year ended December 31, 2016.

Based on its assessment and subject to the exclusions listed above, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2016, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

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

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

Except with respect to the acquisitions conducted in 2016 and listed in “—B. Management’s Annual Report on Internal Control Over Financial Report,” there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our code of ethics, as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website at www.brf-br.com/ir. Information on our website is not incorporated by reference in this Annual Report on Form 20-F. Copies of our “Code of Ethics and Conduct” are also available without charge upon request to our Investor Relations Office.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we intend to disclose the nature of such amendment or waiver on our website.  During the year ended December 31, 2016, no such amendment was made or waiver granted.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to BRF by its independent auditors responsible for auditing the financial statements included in the Annual Report on Form 20-F, which was Ernst & Young Auditores Independentes S.S. for the fiscal years ended December 31, 2016 and 2015. No payments of consultancy fees were made to the independent auditors during 2016 and 2015. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Statutory Audit Committee approvals and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

Aggregate fees for professional services rendered to us by Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2016 and 2015 were:

	Year Ended
	December 31,
	2016	2015
	(in thousands of Reais)
Audit fees	11,596.5	8,616.7
Audit-related fees	1,063.9	2,106.5
Tax fees	1,031.4	72.8
All other fees	288.1	-
Total fees	13,952.9	10,795.9

Audit fees in the above table are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.

Audit-related fees in the above table for 2016 refer to services relating to a bond offering, agreed upon procedures, carve out and core training. Audit-related fees in the above table for 2015 refer to services relating to a bond offering, issuance of audit reports in connection with the merger/corporate restructuring of our subsidiaries in Argentina, issuance of book value appraisal reports required in connection with the discontinued operations of our dairy segment, agreed upon procedures, financial due diligence and SOX core training.

Tax fees in the above table for 2016 are fees billed relating to annual tax review and providing tax assistance of supply chain process. Tax fees in the above table for 2015 tax fees are relating to tax due diligence.

All other fees for 2016 refer to providing assistance to the company in its review of supply chain process. There were no other fees in 2015.

Our Board of Directors has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the Board of Directors, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All the services presented in the above table were approved by the Audit Committee.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes provided to the statutory audit committee under the Company’s bylaws to the extent permitted by Brazilian law, the Company believes that its corporate governance system, taken as a whole, is materially equivalent to a system having an audit committee functioning as a committee of its board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law.

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

We were the first company in the food sector to list on BM&FBOVESPA’s Novo Mercado (2006), which requires us to comply with stringent listing regulations, including, among them, diffused control, protection mechanisms and equality of rights among shareholders. In addition, the Company has adhered to Level A of the Global Reporting Initiative guidelines for the publication of its annual reports under Brazilian law.

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

Nominating/Corporate Governance Committee

Under NYSE Rule 303A.04, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law. However, we have a Finance, Governance and Sustainability Committee composed mostly of independent members according to Novo Mercado rules. This committee is not the equivalent of, or wholly comparable to, a U.S. nominating/corporate governance committee.

Compensation Committee

NYSE Rule 303A.05 requires each U.S. listed company to have a compensation committee composed entirely of independent directors and contains more specific guidance regarding the independence standards for those directors. Listed companies must grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser and to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company. In addition, the compensation committee must assess the independence of any compensation adviser, subject to certain exceptions.

We are not required to have such a committee or to comply with similar requirements under Brazilian rules. However, we have established the People, Organization and Culture Committee, which is responsible for advising the board of directors in setting compensation policies and the compensation of executives and employees, providing support to the executive officers in the assessment, selection and development of top leadership, advising the board of directors in the formulation and practice of BRF culture to monitor and encouraging proper behavior of leaders, and proposing actions to align the expectations of shareholders and executives. This committee is not the equivalent of, or wholly comparable to, a U.S. compensation committee.

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

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303A.07(b), the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have established the Statutory Audit Committee as approved at the Annual and Extraordinary General Meeting of April 3, 2014. Our Statutory Audit Committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The Statutory Audit Committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

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

The total amount of long-term debt of the Company authorized under each instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC any instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

The exhibit index attached hereto is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BRF S.A.

By: /s/ Pedro de Andrade Faria

Name:  Pedro de Andrade Faria

Title:     Global Chief Executive, Financial and Investor Relations Officer

By: /s/ Helio Rubens Mendes dos Santos Junior
Name:  Helio Rubens Mendes dos Santos Junior
Title:     Vice President – Supply Chain

Date: April 25, 2017

EXHIBIT INDEX

Exhibit Number	Description
1.01

Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary meeting of the shareholders of BRF S.A. on April 7, 2016 (incorporated by reference to Exhibit 1 to the Report on Form 6-K filed on April 7, 2016, SEC File No. 001-15148).

2.01

Form of Deposit Agreement among BRF S.A. (Perdigão S.A.), The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 2, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed on November 2, 2011, SEC File No. 333-177676).

2.02	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed on November 2, 2011, SEC File 333-177676).
4.01

Stock Options Plan for Employees, approved at the ordinary and extraordinary meeting of the shareholders of BRF S.A. on April 3, 2014 (incorporated by reference to Exhibit 1 to the Report on Form 6-K filed on April 4, 2014, SEC File No. 001-15148).

4.02

Stock Options Performance Plan, approved at the ordinary and extraordinary meeting of the shareholders of BRF S.A. on April 3, 2014 (incorporated by reference to Exhibit 1 to the Report on Form 6-K filed on April 4, 2014, SEC File No. 001-15148).

4.03

Stock Options Grant Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders meeting held on April 8, 2015 (incorporated by reference to Annex I to the Report on Form 6-K, filed on April 10, 2015, SEC File No. 001-15148).

4.04

Restricted Stocks Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders meeting held on April 8, 2015 (incorporated by reference to Annex II to the Report on Form 6-K, filed on April 10, 2015, SEC File No. 001-15148).

8.01	Subsidiaries of the Registrant.
12.01	Certification of the Chief Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01*	Certification of the Chief Executive and Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

BRF S.A.

We have audited BRF S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). BRF S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Universal Meats Limited, FFM Further Processing SDN BHD and Eclipse Holding Cöoperatief UA S.A., which are included in the 2016 consolidated financial statements of BRF S.A. and constituted of R$539.3 million and R$180.1 million of total and net assets, respectively, as of December 31, 2016 and R$398.3 million and R$23.1 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of BRF S.A. also did not include an evaluation of the internal control over financial reporting of Universal Meats Limited, FFM Further Processing SDN BHD and Eclipse Holding Cöoperatief UA S.A.

In our opinion, BRF S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BRF S.A. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016 of BRF S.A. and our report dated April 25, 2017 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

April 25, 2017

R-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BRF S.A.

We have audited the accompanying consolidated balance sheets of BRF S.A. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRF S.A. at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards – IFRS as issued by International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BRF S.A.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2017 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Antonio Humberto Barros dos Santos

Partner

São Paulo – SP, Brazil

April 25, 2017

R-2

BRF S.A. CONSOLIDATED BALANCE SHEETS December 31, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

ASSETS	Note	12.31.16	12.31.15
CURRENT ASSETS
Cash and cash equivalents	7	6,356.9	5,362.9
Marketable securities	8	622.3	734.7
Trade accounts receivable, net	9	3,085.1	3,876.3
Notes receivable	9	149.0	303.7
Inventories	10	4,791.6	4,032.9
Biological assets	11	1,644.9	1,329.9
Recoverable taxes	12	1,234.8	1,231.8
Assets held for sale	13	26.1	32.4
Other financial assets	23	198.0	129.4
Restricted cash	16	218.3	1,346.3
Other current assets		566.7	799.8
Total current assets		18,893.7	19,180.1

NON-CURRENT ASSETS
Marketable securities	8	527.7	456.0
Trade accounts receivable, net	9	10.7	4.1
Notes receivable	9	186.5	230.8
Recoverable taxes	12	1,518.6	968.7
Deferred income and social contribution taxes	14	1,103.1	1,256.0
Judicial deposits	15	732.6	732.1
Biological assets	11	917.3	761.0
Restricted cash	16	427.6	479.8
Other non-current assets		149.6	206.8
Investments in associates and joint ventures	17	58.7	185.9
Property, plant and equipment, net	18	11,746.2	10,915.8
Intangible assets	19	6,672.6	5,010.9
Total non-current assets		24,051.2	21,207.9

TOTAL ASSETS		42,944.9	40,388.0

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED BALANCE SHEETS December 31, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

LIABILITIES	Note	12.31.16	12.31.15
CURRENT LIABILITIES
Short-term debt	20	3,245.0	2,628.2
Trade accounts payable	21	5,839.8	4,745.0
Supply chain finance	22	1,335.6	1,174.6
Payroll and related charges		610.8	477.9
Tax payable		319.6	353.3
Interest on shareholders' equity payable	28	2.3	518.5
Employee and management profit sharing		5.1	296.3
Other financial liabilities	23	529.6	666.6
Provision for tax, civil and labor risks	27	276.2	231.4
Pension and other post-employment plans	26	76.7	67.3
Other current liabilities		399.7	462.1
Total current liabilities		12,640.4	11,621.2

NON-CURRENT LIABILITIES
Long-term debt	20	15,717.4	12,551.1
Tax payable		13.1	26.0
Provision for tax, civil and labor risks	27	1,107.7	974.5
Deferred income taxes	14	156.2	188.3
Pension and other post-employment plans	26	253.4	231.8
Other non-current liabilities		837.3	959.1
Total non-current liabilities		18,085.1	14,930.8

SHAREHOLDERS' EQUITY	28
Capital		12,460.5	12,460.5
Capital reserves		41.0	7.0
Income reserves		1,350.7	6,076.8
Treasury shares		(721.9)	(3,947.9)
Other comprehensive loss		(1,290.3)	(1,079.5)
Equity attributable to interest of controlling shareholders		11,840.0	13,516.9
Equity attributable to non-controlling interest		379.4	319.1
Total shareholders' equity		12,219.4	13,836.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		42,944.9	40,388.0

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2016, 2015 and 2014 (Amounts expressed in millions of Brazilian Reais, except earnings per share and share data)

	Note	12.31.16	12.31.15	12.31.14
CONTINUING OPERATIONS
NET SALES	32	33,732.9	32,196.6	29,006.8
Cost of sales	36	(26,206.4)	(22,107.7)	(20,497.4)
GROSS PROFIT		7,526.5	10,088.9	8,509.4
OPERATING INCOME (EXPENSES)
Selling expenses	36	(4,965.7)	(4,805.9)	(4,216.5)
General and administrative expenses	36	(577.4)	(506.1)	(402.1)
Other operating expenses, net	34	(197.5)	(444.7)	(438.1)
Income (loss) from associates and joint ventures	17	29.3	(103.8)	25.6
OPERATING INCOME		1,815.2	4,228.4	3,478.3
Financial expenses	35	(4,506.4)	(5,025.5)	(2,571.5)
Financial income	35	2,373.7	3,355.3	1,580.8
(LOSS) INCOME BEFORE TAXES		(317.5)	2,558.2	2,487.6
Current	14	(154.0)	(17.1)	(117.4)
Deferred	14	104.1	406.6	(235.2)
(LOSS) INCOME FROM CONTINUING OPERATIONS		(367.4)	2,947.7	2,135.0
DISCONTINUED OPERATIONS

INCOME FROM DISCONTINUED OPERATIONS	13	-	183.1	89.8
NET (LOSS) PROFIT		(367.4)	3,130.8	2,224.8

Attributable to
Controlling shareholders		(372.4)	3,111.2	2,225.0
Non-controlling interest		5.0	19.6	(0.2)
		(367.4)	3,130.8	2,224.8
(LOSSES) EARNINGS PER SHARE
Weighted average shares outstanding - basic		801,903,266	842,000,012	870,412,068
(Losses) earnings per share - basic	29	(0.45808)	3.71836	2.55612
Weighted average shares outstanding - diluted		801,903,266	842,401,821	870,823,890
(Losses) earnings per share - diluted	29	(0.45808)	3.71659	2.55491

(LOSSES) EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic		801,903,266	842,000,012	870,412,068
(Losses) earnings per share - basic	29	(0.45808)	3.50091	2.45292
Weighted average shares outstanding - diluted		801,903,266	842,401,821	870,823,890
(Losses) earnings per share - diluted	29	(0.45808)	3.49924	2.45176

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Years ended December 31, 2016, 2015 and 2014 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Note	12.31.16	12.31.15	12.31.14
Net (loss) profit		(367.4)	3,130.8	2,224.8
Other comprehensive income
(Losses) gains on foreign currency translation adjustments		(726.1)	184.9	(120.3)
Unrealized (losses) gains on available for sale marketable securities	8	(31.0)	10.6	(11.9)
Taxes on unrealized gains (losses) on available for sale securities	8	13.5	(1.8)	-
Unrealized on cash flow hedge	4	820.0	(1,020.8)	(162.8)
Taxes on unrealized (losses) gains on cash flow hegde	4	(272.7)	346.4	55.8
Other comprehensive loss to be reclassified to the income statement in subsequent periods		(196.3)	(480.7)	(239.2)
Actuarial gains on pension and post-employment plans	26	7.0	48.6	8.7
Taxes on actuarial gains on pension and post-employment plans	26	(2.4)	(16.5)	(3.0)
Other comprehensive income that is not reclassified to income statement		4.6	32.1	5.7
Total other comprehensive (loss) income		(559.1)	2,682.2	1,991.3
Attributable to
Controlling shareholders		(564.1)	2,662.6	1,991.5
Non-controlling interest		5.0	19.6	(0.2)
		(559.1)	2,682.2	1,991.3

See accompanying notes to the consolidated financial statements

BRF S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2016, 2015 and 2014
(Amounts expressed in millions of Brazilian Reais, except Dividend and Interest on shareholders' interest)

	Attributed to of controlling shareholders
		Capital reserves		Income reserves				Other comprehensive income
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Losses on cash flow hedge	Actuarial gains (losses)	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2013	12,460.5	113.8	(77.4)	273.4	1,170.7	822.7	245.2	(32.3)	(5.3)	(341.7)	25.7	-	14,655.1	41.1	14,696.2
Comprehensive income
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	(120.3)	-	-	-	-	(120.3)	-	(120.3)
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	-	-	(11.9)	-	-	-	(11.9)	-	(11.9)
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	(107.0)	-	-	(107.0)	-	(107.0)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	(27.4)	33.2	5.8	-	5.8
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	2,225.0	2,225.0	(0.2)	2,224.8
SUB-TOTAL COMPREHENSIVE INCOME								(120.3)	(11.9)	(107.0)	(27.4)	2,258.2	1,991.5	(0.2)	1,991.3
Appropriation of income (loss)
Dividends - R$0.09972393 per outstanding share at the end of exercise	-	-	-	-	-	-	-	-	-	-	-	(86.5)	(86.5)	-	(86.5)
Interest on shareholders' equity - R$0.84863360 per outstanding share at the end of exercise	-	-	-	-	-	-	-	-	-	-	-	(737.8)	(737.8)	-	(737.8)
Legal reserve	-	-	-	111.3	-	-	-	-	-	-	-	(111.3)	-	-	-
Reserve for expansion	-	-	-	-	730.7	-	-	-	-	-	-	(730.7)	-	-	-
Reserve for capital increases	-	-	-	-	-	451.6	-	-	-	-	-	(451.6)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	140.4	-	-	-	-	(140.4)	-	-	-
Share-based payments	-	20.7	-	-	-	-	-	-	-	-	-	-	20.7	-	20.7
Gains on treasury shares sold	-	(23.7)	-	-	-	-	-	-	-	-	-	-	(23.7)	-	(23.7)
Goodwill on the acquisition of non-controlling interest	-	(1.3)	-	-	-	-	-	-	-	-	-	-	(1.3)	-	(1.3)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	58.5	58.5
Treasury shares acquired	-	-	(350.9)	-	-	-	-	-	-	-	-	-	(350.9)	-	(350.9)
Treasury shares sold	-	-	123.4	-	-	-	-	-	-	-	-	-	123.4	-	123.4
BALANCES AT DECEMBER 31, 2014	12,460.5	109.4	(304.9)	384.6	1,901.4	1,274.2	385.6	(152.6)	(17.3)	(448.7)	(1.7)	-	15,590.4	99.5	15,689.9
Comprehensive income
Gain on foreign currency translation adjustments	-	-	-	-	-	-	-	184.9	-	-	-	-	184.9	-	184.9
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	-	-	8.8	-	-	-	8.8	-	8.8
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	(674.4)	-	-	(674.4)	-	(674.4)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	21.6	10.5	32.1	-	32.1
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	3,111.2	3,111.2	19.7	3,130.9
SUB-TOTAL COMPREHENSIVE INCOME								184.9	8.8	(674.4)	21.6	3,121.7	2,662.6	19.7	2,682.2
Appropriation of income (loss)
Dividends - R$0.112896461 per outstanding share at the end of year	-	-	-	-	-	-	-	-	-	-	-	(91.4)	(91.4)	-	(91.4)
Interest on shareholders' equity - R$1.086894475 per outstanding share at the end of year	-	-	-	-	-	-	-	-	-	-	-	(899.3)	(899.3)	-	(899.3)
Legal reserve	-	-	-	155.6	-	-	-	-	-	-	-	(155.6)	-	-	-
Reserve for expansion	-	-	-	-	1,219.4	-	-	-	-	-	-	(1,219.4)	-	-	-
Reserve for capital increases	-	-	-	-	-	624.3	-	-	-	-	-	(624.3)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	131.7	-	-	-	-	(131.7)	-	-	-
Share-based payments	-	67.4	-	-	-	-	-	-	-	-	-	-	67.4	-	67.4
Gains on treasury shares sold	-	(40.3)	-	-	-	-	-	-	-	-	-	-	(40.3)	-	(40.3)
Valuation of shares	-	111.2	-	-	-	-	-	-	-	-	-	-	111.2	-	111.2
Acquisition of non-controlling interest	-	(240.9)	-	-	-	-	-	-	-	-	-	-	(240.9)	-	(240.9)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	199.9	199.9
Treasury shares acquired	-	-	(3,765.8)	-	-	-	-	-	-	-	-	-	(3,765.8)	-	(3,765.8)
Treasury shares sold	-	-	122.7	-	-	-	-	-	-	-	-	-	122.7	-	122.7
BALANCES AT DECEMBER 31, 2015	12,460.5	7.0	(3,947.9)	540.2	3,120.8	1,898.6	517.2	32.3	(8.5)	(1,123.2)	19.9	-	13,516.8	319.1	13,836.0

See accompanying notes to the consolidated financial statements.

BRF S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2016, 2015 and 2014
(Amounts expressed in millions of Brazilian Reais, except Dividend and Interest on shareholders' interest)

	Attributed to of controlling shareholders
		Capital reserves		Income reserves				Other comprehensive income
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Losses on cash flow hedge	Actuarial gains (losses)	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2015	12,460.5	7.0	(3,947.9)	540.2	3,120.8	1,898.6	517.2	32.3	(8.5)	(1,123.2)	19.9	-	13,516.8	319.1	13,836.0
Comprehensive income
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	(726.1)	-	-	-	-	(726.1)	-	(726.1)
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	-	-	(17.5)	-	-	-	(17.5)	-	(17.5)
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	547.3	-	-	547.3	-	547.3
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	(14.5)	19.1	4.6	-	4.6
Net loss for the year	-	-	-	-	-	-	-	-	-	-	-	(372.4)	(372.4)	5.0	(367.4)
SUB-TOTAL COMPREHENSIVE INCOME								(726.1)	(17.5)	547.3	(14.5)	(353.3)	(564.1)	5.0	(559.1)
Appropriation of income (loss)
Dividends - R$0.121749293 per outstanding share at the end of year	-	-	-	-	(98.2)	-	-	-	-	-	-	-	(98.2)	-	(98.2)
Interest on shareholders' equity - R$0.642347435 per outstanding share at the end of year	-	-	-	-	-	(513.2)	-	-	-	-	-	-	(513.2)	-	(513.2)
Legal reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reserve for expansion	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Loss absorbing with future capital increase	-	-	-	-	-	(475.8)	-	-	-	-	-	475.8	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	122.6	-	-	-	-	(122.6)	-	-	-
Share-based payments	-	75.8	-	-	-	-	-	-	-	-	-	-	75.8	-	75.8
Gains on treasury shares sold	-	(1.6)	-	-	-	-	-	-	-	-	-	-	(1.6)	-	(1.6)
Valuation of shares	-	(7.8)	-	-	-	-	-	-	-	-	-	-	(7.8)	-	(7.8)
Options Canceled	-	(32.4)	-	-	-	-	-	-	-	-	-	-	(32.4)	-	(32.4)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	55.3	55.3
Treasury shares acquired	-	-	(543.3)	-	-	-	-	-	-	-	-	-	(543.3)	-	(543.3)
Treasury shares sold	-	-	8.0	-	-	-	-	-	-	-	-	-	8.0	-	8.0
Treasury Shares Canceled	-	-	3,761.3	-	(3,022.6)	(738.8)	-	-	-	-	-	-	-	-	-
BALANCES AT DECEMBER 31, 2016	12,460.5	41.0	(721.9)	540.2	-	170.8	639.8	(693.8)	(26.0)	(575.9)	5.4	(0.1)	11,840.0	379.4	12,219.4

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2016, 2015 and 2014 (Amounts expressed in thousands of Brazilian Reais, unless otherwise stated)

	12.31.16	12.31.15	12.31.14
OPERATING ACTIVITIES
Net (loss) profit	(372.4)	2,928.1	2,135.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Non-controlling interest	5.0	19.7	(0.2)
Depreciation and amortization	921.9	771.6	704.2
Depreciation and depletion of biological assets	680.9	545.0	526.2
(Loss) income from associates and joint ventures	(29.3)	103.8	(25.6)
Gain on step acquisitions	(59.6)	-	(25.0)
Gain on Minerva investment (note 34)	-	(125.7)	(179.3)
Loss (gain) on disposals of property, plant and equipment	(38.4)	16.4	(111.4)
Deferred income tax	(104.1)	(406.6)	235.2
Provision for tax, civil and labor risks	414.0	98.9	306.6
Other provisions	237.1	345.1	70.3
Exchange rate variations and interest	(446.3)	2,853.9	1,173.8
Changes in operating assets and liabilities
Investments in trading securities	(893.2)	(1,023.7)	(295.4)
Redemptions of trading securities	1,001.3	900.0	218.9
Interest received	186.5	13.2	-
Other financial assets and liabilities	580.2	(687.4)	(284.5)
Trade accounts receivable	1,246.9	(1,112.5)	459.2
Inventories	(449.9)	(1,066.2)	369.2
Biological assets - current assets	(297.2)	(199.3)	75.3
Trade accounts payable	848.5	882.2	202.9
Supply chain finance	161.0	719.5	-
Payment of tax, civil and labor contingencies	(401.0)	(194.4)	(259.4)
Interest paid	(851.3)	(693.9)	(618.7)
Payment of income taxes	40.5	(6.9)	(5.6)
Interest on shareholders' equity received	19.5	15.9	54.7
Other operating assets and liabilities	(579.4)	(562.5)	115.0
Net cash provided by operating activities from continuing operations	1,821.2	4,134.2	4,841.6
Net cash provided by operating activities from discontinued operations	-	2.4	160.2
Net cash provided by operating activities	1,821.2	4,136.6	5,001.8

INVESTING ACTIVITIES
Investments in held to maturity securities	(172.9)	-	-
Investments in available for sale securities	(66.7)	(58.9)	(43.9)
Redemptions of available for sale securities	91.5	130.3	43.4
Redemption (Investments) in restricted cash	1,258.0	(1,710.9)	(16.0)
Business combination, net of cash acquired	(2,871.7)	(90.9)	(372.8)
Acquisition of associates and joint ventures	(1.3)	(61.6)	(54.8)
Acquisition of property, plant and equipment	(1,859.5)	(1,296.7)	(1,021.0)
Additions to biological assets - non-current assets	(784.2)	(589.4)	(517.5)
Proceeds from disposals of property, plant and equipment	309.6	252.3	170.6
Acquisition of intangible assets	(62.8)	(205.4)	(50.4)
Cash received on the disposal of the discontinued operations, net of transferred cash	-	1,957.2	-
Net cash used in investing activities from continuing operations	(4,159.9)	(1,674.0)	(1,862.4)
Net cash used in Investing activities from discontinued operations	-	(12.3)	(51.2)
Net cash used in investing activities	(4,159.9)	(1,686.3)	(1,913.6)

FINANCING ACTIVITIES
Proceeds from debt issuance	8,946.2	6,290.1	5,116.8
Repayment of debt	(3,512.3)	(6,031.5)	(4,707.8)
Treasury shares acquired	(543.3)	(3,765.8)	(350.9)
Treasury shares disposal	6.4	82.4	99.8
Payments of interest on shareholders' equity and dividends	(1,176.3)	(889.1)	(726.0)
Net cash provided by (used in) financing activities from continuing operations	3,720.7	(4,313.9)	(568.1)
Net cash provided by financing activities from discontinued operations	-	20.0	-
Net cash provided by (used in) financing activities	3,720.7	(4,293.9)	(568.1)
EFFECT ON EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	(387.9)	1,199.5	359.1
Net increase (decrease) in cash and cash equivalents	994.0	(644.1)	2,879.2
At the beginning of the year	5,362.9	6,006.9	3,127.7
At the end of the year	6,356.9	5,362.9	6,006.9

See accompanying notes to the consolidated financial statements.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.            COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a multinational Brazilian Company, which owns a comprehensive and diverse portfolio of products and is one of the world’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry and pork for processing, production and sale of fresh meat, processed products, pasta, sauce, mayonnaise, frozen vegetables and soybean by-products, among which the following are highlighted:

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

BRF is a public company, listed on the New Market of Brazilian Securities, Commodities and Future Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. Its headquarters are located at 475, Rua Jorge Tzachel in the City of Itajaí, State of Santa Catarina.

The Company's business model is by means of a vertical and integrated production system, which are distributed through an extensive distribution network, reaching the 5 continents, to meet the demand of supermarkets, retail stores, wholesalers, restaurants and other institutional customers. In addition, our facilities are strategically located near to their raw material suppliers or its main consumption centers.

The Company has as main brands Sadia, Perdigão, Qualy, Chester®, Perdix and Paty that are highly recognized, especially in Brazil, Argentina and the Middle East.

In 2016, the Company´s activities are organized in 7 operating segments, due to the importance and growth potential of Africa region, which now has the same autonomy and organizational structure of other regions. Thus, the operating segments are as follows: Brazil, Latin America (“LATAM”), Europe, Middle East and North of Africa (“MENA”), Asia, Africa and Other Segments (note 5).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.1.        Equity interest

						% equity interest
Entity		Main activity	Country	Participation	Accounting method	12.31.16	12.31.15

BRF Energia S.A.	(p)	Commercialization of eletric energy	Brazil	Direct	Consolidated	100.00%	100.00%
BRF GmbH		Holding	Austria	Direct	Consolidated	100.00%	100.00%
Al Khan Foodstuff LLC ("AKF")	(k)	Import, commercialization and distribution of products	Oman	Indirect	Consolidated	70.00%	40.00%
Al-Wafi Food Products Factory LLC	(l)	Industrialization and commercialization of products	United Arab Emirates	Indirect	Consolidated	49.00%	49.00%
Alimentos Calchaquí Productos 7 S.A.	(i) (t)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	-
Badi Ltd.		Holding	United Arab Emirates	Indirect	Consolidated	100.00%	100.00%
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	Indirect	Consolidated	75.00%	75.00%
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	Indirect	Consolidated	75.00%	75.00%
BRF Foods GmbH		Industralization, import and commercialization of products	Austria	Indirect	Consolidated	100.00%	100.00%
FFM Further Processing Sdn. Bhd.	(q)	Industralization, import and commercialization of products	Malaysia	Indirect	Consolidated	70.00%	0.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	Consolidated	90.00%	90.00%
BRF France SARL		Marketing and logistics services	France	Indirect	Consolidated	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	Consolidated	99.00%	99.00%
BRF Global Company South Africa Proprietary Ltd.		Import and commercialization of products	South Africa	Indirect	Consolidated	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	Consolidated	1.00%	1.00%
BRF Global GmbH	(b)	Holding and trading	Austria	Indirect	Consolidated	100.00%	100.00%
Qualy 5201 B.V.	(b)	Import, commercialization of products and holding	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Xamol Consultores Serviços Ltda.		Import and commercialization of products	Portugal	Indirect	Consolidated	100.00%	100.00%
BRF Japan KK		Marketing and logistics services	Japan	Indirect	Consolidated	100.00%	100.00%
BRF Korea LLC		Marketing and logistics services	Korea	Indirect	Consolidated	100.00%	100.00%
BRF Malaysia Sdn Bhd	(j)	Marketing and logistics services	Malaysia	Indireta	Consolidated	100.00%	-
BRF Shanghai Management Consulting Co. Ltd.		Advisory and related services	China	Indirect	Consolidated	100.00%	100.00%
BRF Shanghai Trading Co. Ltd.		Commercialization and distribution of products	China	Indirect	Consolidated	100.00%	100.00%
BRF Singapore PTE Ltd.		Marketing and logistics services	Singapore	Indirect	Consolidated	100.00%	100.00%
BRF Germany GmbH		Import and commercialization of products	Germany	Indirect	Consolidated	100.00%	100.00%
BRF Holland B.V.		Import and commercialization of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Alimentos Calchaqui Productos 7 S.A.	(i) (t)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	-
Campo Austral S.A.	(r) (s)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	2.63%	-
Eclipse Holding Cöoperatief U.A.	(h)	Holding	The Netherlands	Indirect	Consolidated	0.01%	-
BRF B.V.		Industrialization, import and commercialization of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
BRF Hungary LLC		Import and commercialization of products	Hungary	Indirect	Consolidated	100.00%	100.00%
BRF Iberia Alimentos SL		Import and commercialization of products	Spain	Indirect	Consolidated	100.00%	100.00%
BRF Invicta Ltd.		Import, commercialization and distribution of products	England	Indirect	Consolidated	62.00%	62.00%
Invicta Food Products Ltd.		Import and commercialization of products	England	Indirect	Consolidated	100.00%	100.00%
BRF Wrexham Ltd.		Industrialization, import and commercialization of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Food Group Ltd.	(b)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Foods Ltd.		Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Foodservice Ltd.		Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Universal Meats (UK) Ltd.	(b) (e)	Import, Industrialization, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	-
BRF Italia SPA		Import and commercialization of products	Italy	Indirect	Consolidated	67.00%	67.00%
Compañía Paraguaya Comercial S.A.	(f)	Import and commercialization of products	Paraguay	Indirect	Consolidated	99.00%	-
Campo Austral S.A.	(r) (s)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	50.06%	-
Itega S.A.	(s)	Holding	Argentina	Indirect	Consolidated	96.00%	-
Eclipse Holding Cöoperatief U.A.	(h)	Holding	The Netherlands	Indirect	Consolidated	99.99%	-
Buenos Aires Fortune S.A.	(h)	Holding	Argentina	Indirect	Consolidated	5.00%	-
Cabaña San Nestor S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Eporpan S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Campo Austral S.A.	(h) (s)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	10.61%	#REF!
Degesa Argentina S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Itega S.A.	(h)	Holding	Argentina	Indirect	Consolidated	-	-
Porcinos Cordobeses S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Eclipse Latam Holdings	(h)	Holding	Spain	Indirect	Consolidated	100.00%	-
Buenos Aires Fortune S.A.	(h)	Holding	Argentina	Indirect	Consolidated	95.00%	-
Campo Austral S.A.	(h) (s)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	6.34%	-
Cabaña San Nestor S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Campo Austral S.A.	(h) (s)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	30.36%	-
Degesa Argentina S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Eporpan S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Hibridos Argentinos S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Indústria Frigorífico Expork S.A.	(h) (t)	Slaughtering	Argentina	Indirect	Consolidated	-	-
Itega S.A.	(h)	Holding	Argentina	Indirect	Consolidated	4.00%	-
Porcinos Cordobeses S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Porcinos Cordobeses S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Eporpan S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Cabaña San Nestor S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Hibridos Argentinos S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Porcinos Cordobeses S.A.	(h) (t)	Rearing and fattening of porks	Argentina	Indirect	Consolidated	-	-
Indústria Frigorífico Expork S.A.	(h) (t)	Slaughtering	Argentina	Indirect	Consolidated	-	-
Federal Foods LLC	(c)	Import, commercialization and distribution of products	United Arab Emirates	Indirect	Consolidated	49.00%	49.00%
Federal Foods Omã	(a)	Import, commercialization and distribution of products	Oman	Indirect	Consolidated	49.00%	49.00%
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	Indirect	Consolidated	49.00%	49.00%
Golden Foods Poultry Limited	(d)	Holding	Thailand	Indirect	Consolidated	48.52%	-
Golden Poultry Siam Limited	(d)	Holding	Thailand	Indirect	Consolidated	51.84%	-
Golden Poultry Siam Limited	(d)	Holding	Thailand	Indirect	Consolidated	48.16%	-
BRF Thailand Limited	(d)	Import, Industrialization, commercialization and distribution of products	Thailand	Indirect	Consolidated	100.00%	-
BRF Feed Thailand Limited	(d)	Import, Industrialization, commercialization and distribution of products	Thailand	Indirect	Consolidated	100.00%	-
Golden Foods Sales (Europe) Limited	(d)	Holding e trading	England	Indirect	Consolidated	100.00%	-
Golden Quality Foods Europe BV	(d)	Import, commercialization and distribution of products	Thailand	Indirect	Consolidated	100.00%	-
Golden Quality Foods Netherlands BV	(d)	Import, commercialization and distribution of products	Thailand	Indirect	Consolidated	100.00%	-
Golden Foods Siam Europe Limited	(b) (d)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	-
Perdigão Europe Lda.		Import and commercialization of products	Portugal	Indirect	Consolidated	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	Indirect	Consolidated	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	Indirect	Consolidated	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	Indirect	Consolidated	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	Consolidated	40.00%	40.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	Indirect	Consolidated	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	Consolidated	10.00%	10.00%
SATS BRF Food PTE Ltd.		Import, industrialization, commercialization and distribution of products	Singapore	Joint venture	Equity pick-up	49.00%	49.00%
BRF Global Namíbia	(o)	Import and commercialization of products	Namibia	Indirect	Consolidated	100.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	Indirect	Consolidated	100.00%	100.00%
BRF Luxembourg Sarl	(r)	Holding	Luxembourg	Direct	Consolidated	100.00%	-
BRF Austria GmbH	(n)	Holding	Austria	Indirect	Consolidated	100.00%	-
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercializations of dairy products	Argentina	Direct	Consolidated	99.94%	98.26%
K&S Alimentos S.A.	(g)	Industrialization and commercialization of products	Brazil	Direct	Consolidated	100.00%	49.00%
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	Affiliate	Equity pick-up	33.33%	33.33%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Direct	Consolidated	99.99%	99.99%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	99.99%	99.99%
SHB Comércio e Indústria de Alimentos S.A.	(m)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	1.00%	-
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	Affiliate	Equity pick-up	33.33%	33.33%
Quickfood S.A.	(u)	Industrialization and commercialization of products	Argentina	Direct	Consolidated	91.21%	90.05%
Sadia Alimentos S.A.		Holding	Argentina	Direct	Consolidated	43.10%	43.10%
Avex S.A.		Industrialization and commercialization of products	Argentina	Indirect	Consolidated	33.98%	33.98%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	Direct	Consolidated	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	Consolidated	60.00%	60.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Indirect	Consolidated	5.10%	5.10%
Avex S.A.		Industrialization and commercialization of products	Argentina	Indirect	Consolidated	66.02%	66.02%
Compañía Paraguaya Comercial S.A.	(f)	Import and commercialization of products	Paraguay	Indirect	Consolidated	1.00%	-
Sadia Alimentos S.A.		Holding	Argentina	Indirect	Consolidated	56.90%	56.90%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Direct	Consolidated	94.90%	94.90%
SHB Comércio e Indústria de Alimentos S.A.	(m)	Industrialization and commercialization of products	Brazil	Direct	Consolidated	99.00%	-
UP Alimentos Ltda.		Industrialization and commercialization of products	Brazil	Affiliate	Equity pick-up	50.00%	50.00%
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	Direct	Consolidated	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	Indirect	Consolidated	0.06%	1.74%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Indirect	Consolidated	0.01%	0.01%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	0.01%	0.01%

(a)	Dormant subsidiaries.
(b)

The wholly-owned subsidiary BRF Global GmbH, started to operate as a trading in the European market and owns 101 direct subsidiaries in Madeira Island, Portugal, with an investment as of December 31, 2016 of R$3.3 (R$4.0 as of December 31, 2015) and a direct subsidiary in Den Bosch, The Netherlands, denominated Qualy 20 with an investment as of December 31, 2016 of R$6.6 (R$8.2 as of December 31, 2015). The wholly-owned subsidiary Qualy 5201 B.V. owns 212 subsidiaries in The Netherlands being the amount of this investment as of December 31, 2016 of R$18.2 (R$22.3 as of December 31, 2015). The indirect subsidiary Invicta Food Group Ltd. owns 120 direct subsidiaries in Ashford, England, with an investment of R$112.5 as of December 31, 2016 (R$161.2 as of December 31, 2015). The indirect subsidiary Universal Meats (UK) Ltd owns 99 direct subsidiaries in Ashford, England with an investment of R$37.5 as of December 1, 2016. The indirect subsidiary Golden Foods Siam Europe Ltd (GFE) owns 32 subsidiaries in Ashford. England with an investment of R$114.1 as of December 31, 2016. The purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

BRF S.A.

Notes to Consolidated Financial Statements

 Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(c)

The Company owns 49% of the equity interest, permitted by the Federal Law 8/1984, which is effective in the United Arab Emirates. According to the shareholder’s agreement, the Company holds 100% of the economic interest.

(d)

On January 26, 2016 acquisition of 48.52% of equity interest in Golden Foods Poultry Limited and 48.16% of equity interest in Golden Poultry Siam Limited. According to the shareholder’s agreement, the company owns substantial part of the economic rights of such entities. In addition, on January 26, 2016, acquisition of 100% of equity interest in Golden Foods Sales (Europe) Limited and Golden Foods Siam Europe Limited.

(e)	On February 01, 2016, acquisition of 100% of equity interest in Universal Meats (UK) Ltd.
(f)	On February 25, 2016, acquisition of 100% of equity interest in Compañía Paraguaya Comercial S.A.
(g)	On March 18, 2016, the Company acquired the remaining equity interest and thus holds 100% of equity interest in K&S Alimentos S.A.
(h)

On April 13, 2016, acquisition of 50% of equity interest in Eclipse Holding Cöoperatief UA and its subsidiaries. On October 27, 2016, acquisition of 50% of equity interest and thus holds 100% of equity interest.

(i)	On May 10, 2016, acquisition of 100% of equity interest in Alimentos Calchaquí Productos 7 S.A..
(j)	On June 10, 2016, establishment of BRF Malaysia Snd Bhd with 100% of equity interest.
(k)

On June 20, 2016, acquisition of 30% of equity interest, becoming the holder of 70% of equity interest, permitted by the Federal Law, which is effective in the Sultanate of Oman. According to the shareholder’s agreement, the Company holds 99% of the economic interest.

BRF S.A.

Notes to Consolidated Financial Statements

 Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(l)

The Company owns 49% of equity interest, permitted by the Federal Law 8/1984, which is effective in the United Arab Emirates. According to the shareholder’s agreement, the Company holds 100% of the economic interest.

(m)	On September 01, 2016, incorporation of SHB Comércio e Indústria de Alimentos S.A.
(n)	On September 02, 2016, acquisition of 100% of equity interest in SALEM Beteiligungsverwaltung Siebenundsiebzigste. On November 09, 2016, change the corporate name to BRF Austria GmbH.
(o)	On September 22, 2016, acquisition of 100% of equity interest in Gazania Investments Three Hundred and Thirty Three (Pty) Ltd. On October 13, 2016, change the corporate name to BRF Global Namibia.
(p)	On October 03, 2016, change the corporate name to BRF Energia S.A. and modification of its business purpose, to trading of enegy.
(q)	On October 04, 2016, acquisition of 70% of equity interest in FFM Further Processing Sdn Bhdl.
(r)	On October 28, 2016, establishment of BRF Luxemburgo Sarl.
(s)	On November 01, 2016, change in equity interest in Campo Austral.
(t)

On November 01, 2016, spin-off of the following companies: Alimentos Calchaquí Productos 7 S.A., Cabaña San Néstor S.A., Eporpam S.A., Industria Frigorifico Expork S.A., Híbridos Argentinos S.A., Porcinos Cordobeces S.A. and Degesa Argentina S.A., in Campo Austral S.A., and change in equity interest.

(u)	On December 29, 2016, change in equity interest in Quickfood S.A.

1.2.        Acquisition of the frozen distribution business of Qatar National Import and Export Co. (“QNIE”)

On January 01, 2016, BRF signed an agreement with QNIE for the acquisition of frozen distribution business in the State of Qatar. QNIE was one of distributor of BRF products in Qatar for more than 40 years. The transaction amounted to US$146.2 paid in cash (equivalent to R$589.1) (note 6.1.1).

1.3.        Business combination with Golden Foods Siam (“GFS”)

On January 26, 2016, BRF through its wholly-owned subsidiary BRF Gmbh, it concluded the acquisition of a controlling interest in GFS (“transaction”). The transaction comprised the acquisition of 100% of the equity interest in Golden Foods Sales Ltd. and Golden Foods Siam Europe, both located in the United Kingdom, 48.52% of the equity interest in Golden Foods Poultry Ltd. and 73.31% of on indirect equity interest in Golden Poultry Siam Ltd., both located in Thailand.

The transaction amounted to US$359.5 (equivalent to R$1,466.8) (note 6.1.2.).

1.4.        Business combination with Universal Meats (UK) Limited (“Universal”)

On February 01, 2016, BRF through its wholly-owned subsidiary BRF Invicta Limited (“BRF Invicta”), it concluded the acquisition of 100% interest of Universal (“transaction”), in the amount of GBP32.4 (equivalent to R$185.7) (note 6.1.3).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.5.        Acquisition of interest in the joint venture with Mondelez Lacta and Mondelez Brasil (together “Mondelez”)

On March 18, 2016, BRF amended the terms of its agreement with Mondelez, and became holder of 100% of the equity interest in K&S Alimentos S.A. through the payment of R$10.7 (note 6.2.1).

1.6.        Business combination with Alimentos Calchaquí Productos 7 S.A. (“Calchaquí”)

On March 22, 2016, BRF through its wholly-owned subsidiaries BRF GmbH and BRF Holland B.V., signed an agreement for the acquisition of the total shares issued by Calchaquí (“transaction”), a traditional Argentine entity, in the cold cuts market, and owner of leading brands such as Calchaquí and Bocatti.

The transaction amounted to US$104.7 (equivalent of R$364.1) (note 6.1.5).

1.7.        Step acquisition – Al Khan Foodstuff LLC. (“AKF”).

On July 03, 14, BRF acquired 40% of the equity interest of AKF and booked the investment as a joint venture.

On June 20, 2016, the Company concluded the acquisition of the control of AKF, becoming the owner of 99% of its economic interest. The transaction totaled US$32.6 (equivalent to R$110.3) (note 6.1.6).

1.8.        Shares purchase agreement with Globosuínos Agropecuária S.A. (“Globosuínos”)

On April 08, 2016, BRF signed an agreement for the acquisition of the total shares of a newco, that would hold certain assets that were owned by Globosuínos.

The Company decided to terminate the agreement and cancelled the deal.

1.9.        Business combination with Eclipse Holding Cöoperatief UA S.A. (“Eclipse”)

On April 14, 2016 BRF concluded the first step of the transaction and acquired 50% of equity by US$36.5 (equivalent to R$128.9), paid in cash.

On October 27, 2016, after complying with the conditions established in the agreement, BRF acquired the remaining equity interest (50%) by US$31.7 (equivalent of R$99.6), paid in cash (note 6.1.4).

1.10.     Business combination – FFM Further Processing SDN BHD (“FFP”)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On October 04, 2016, BRF through its wholly-owned subsidiary BRF Foods GmbH, entered into an agreement with FFM Berhad for the acquisition of 70% equity interest in FFP. BRF Foods GmbH controls FFP by means of the conditions established by the shareholder’s agreement.

The transaction amounted to MYR62.8 (equivalent to R$49.0), paid in cash. This amount should be further adjusted according to certain term set out in the agreement (note 6.1.7).

1.11.     Seasonality

In Brazil and LATAM operating segments, in months of November and December of each year, the Company is impacted by seasonality due to Christmas and New Year Eve Celebrations, being the best-selling products in this period: turkey, Chester®, ham and pork loins.

In MENA operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim Calendar. The start of Ramadan depends on the beginning of the moon cycle and therefore can vary each year.

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s consolidated financial statements are expressed in millions of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements.

The preparation of the Company’s financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, including contingent liabilities, as of the reporting date. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amounts of the affected assets and liabilities in future periods.

The consolidated financial statements were prepared on the historical cost basis except for the following items which are measured at fair value:

                 i.       derivative and non-derivative financial instruments;

               ii.       available for sale financial assets;

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

              iii.       highly liquid investments classified as cash and cash equivalents;

              iv.       share-based payments and employee benefits, and

               v.       biological assets.

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

The financial statements of foreign subsidiaries with a functional currency different from the Brazilian Reais are translated into Brazilian Reais using the following criteria:

Foreign subsidiaries with functional currency – Argentine Peso, Bath, Chilean Peso, Dirham, Euro, Forint Hungary, Kwait Dinar, Oman Riyal, Pound Sterling, Rande Africa, Renminbi Yuan China, Ringgit Malaysia, Riyal Saudi Arabia, Riyal Qatar, Ruble Russia, Singapore Dollar, Uruguayan Peso, Won South Korea and Yen.

•      Assets and liabilities are translated at the exchange rate in effect at year-end;

•      Income statement accounts are translated based on the monthly average rate; and

•      The cumulative effects of gains or losses on translation are recognized as Accumulated Foreign Currency Translation Adjustments as a component of other comprehensive income.

Transactions of foreign subsidiaries with functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate at year-end;

BRF S.A.

Notes to Consolidated Financial Statements

 Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•      Income statement accounts are translated based on the monthly average rate; and

•      The cumulative effects of gains or losses on translation are recognized in the income statement.

Goodwill arising from a foreign business combination is denominated in the functional currency of the acquiring entity and translated at year-end exchange rate for the presentation currency of the Company.

The accounting policies have been consistently applied by all subsidiaries included in consolidation.

3.3.Investments in associates and joint ventures: the Company’s investments in its associates and joint ventures are accounted for using the equity method. An associate is an entity over which the Company has significant influence, which is the power to participate in the financial and operating policy decisions of the investee but it is not control or joint control over those policies. Joint venture is a type of joint arrangement, whereby the parties that have joint control of the agreement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities requires the unanimous consent of the parties sharing control.

3.4.Business combinations: are accounted for using the purchase method. The cost of an acquisition is the sum of the consideration paid, measured at fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition are expensed as incurred.

When acquiring a business, assets acquired and the liabilities assumed are measured at fair value and are classified according to terms of the agreement, economic circumstances and conditions at the acquisition date.

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

3.5.Segment information: an operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also disclosed, based on their nature, as follows: poultry, pork and other, processed foods and other sales.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.6.        Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, of 90 days or less, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. Highly liquid investments classified as cash equivalents, due to their nature, are measured at fair value through the profit and loss and will be used in a short period time.

3.7.        Financial instruments: financial assets and liabilities are recorded when the Company becomes a party to the contractual provisions of the instruments and are classified into the following categories:

3.7.1.   Marketable securities: are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•        Trading securities: acquired for sale or repurchase in the short term, recorded at fair value with changes to fair value recorded as financial income or expense;

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

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.7.3.  Hedge transactions: the Company utilizes derivative and non-derivative financial instruments, to hedge the exposure to exchange rate and interest variations or to modify the characteristics of financial assets and liabilities and highly probable transactions, which are: (i) highly correlated to changes in the market value of the item being hedged, both at inception and throughout the term of the contract (effectiveness between 80% and 125%); (ii) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) considered effective in the mitigation of the risk associated with the hedged exposure. These transactions are accounted for in accordance with IAS 39.

Hedges that meet the criteria for hedge accounting are recorded as cash flow hedge or fair value hedge.

In a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognized as other comprehensive income, while the ineffective portion of the hedge is recognized immediately as financial income or expense.

In a fair value hedge, the effective portion of the gain or loss on the hedging instrument is recognized as financial income or expense at the same time as the changes of fair value of the hedge object. When the hedge object is a firm commitment, the amount initially recorded of the asset or liability is adjusted by these gains or losses.

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

3.7.4.   Loans and receivables: these are financial assets and liabilities with fixed or determinable payments which are not quoted on an active market. Such assets and liabilities are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.7.5.   Non-derivative financial liabilities: are initially recognized at fair value less from any directly attributable to such liability. After initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

3.8.        Adjustment to present value: the Company measures the adjustment to present value of outstanding balances of current and non-current trade accounts receivable, trade payables and other non-current liabilities, being recorded in accounts reducing their lines on the other hand financial result. The Company adopts the weighted average cost of capital (“WACC”) to determine the adjustment to present value to those assets and liabilities, which corresponds to annual rate of 14.30% p.a. on December 31, 2016 (12.80% p.a. on December 31, 2015).

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

The income statement and cash flows from discontinued operations are presented separately from those of continuing operations of the Company.

3.13.     Property, plant and equipment: stated at the cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. Borrowing costs are capitalized as a component of construction in progress, pursuant to with IAS 23, considering the weighted average interest rate of the Company’s debt at the capitalization date.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an analysis of impairment indicators of property, plant and equipment along with goodwill impairment test. If an impairment indicator is identified, the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The recoverability of these assets was tested for impairment in 2016, and no adjustments were identified. The realization of the test involved the adoption of assumptions and judgments, as disclosed in note 19.

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

Goodwill recoverability was tested for fiscal year 2016 and no impairment loss was identified.  Such test involved the adoption of assumptions and judgments, disclosed in note 19.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The income from foreign subsidiaries is subject to taxation pursuant to the local tax rates and legislation.  In Brazil, these incomes suffer the effects of taxation on universal basis instituted by Law 12.973/14, being individualized analysis by subsidiary to add the profits of the same to taxation in Brazil, respecting the tax treaty signed by each country with Brazil in order to avoid double taxation.

Deferred taxes are recorded on IRPJ and CSLL tax losses, assets and liabilities and temporary differences between the tax basis the carrying amount and classified as non-current assets, as required by IAS 01. When the Company’s analysis indicates that the realization of these credits, is not probable, a valuation allowance is recorded.

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

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

3.20.     Pension and other post-employment plans: the Company sponsors four supplementary defined benefit and defined contribution plans, as well as other post-employment benefits, for those, an actuarial appraisal is annually prepared by an independent actuary. The costing of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of a limit on contributions and yields on plan contributions and are recognized in the balance sheet with a contra entry in other comprehensive income when incurred. These measurements are not reclassified to statement of income in subsequent periods.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

3.28.    Transactions and balances in foreign currency: transactions in foreign currency are translated into Brazilian Reais (the Company's functional currency) using the exchange rates at the transaction dates. Balance sheet accounts in foreign currency are translated using the exchange rates at the date of the financial statements and the gains or losses on foreign exchange variation are recognized as financial income or expense.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The exchange rates in Brazilian Reais effective at the balance sheet dates were as follows:

Exchange rate at the balance sheet date	12.31.16	12.31.15
Bath (THB)	0.0911	0.1083
Kwait Dinar (KWD)	10.6751	12.8701
Dirham (AED)	0.8875	1.0631
Singapore Dollar (SGD)	2.2572	2.7574
U.S. Dollar (US$ or USD)	3.2591	3.9048
Euro (€ or EUR)	3.4384	4.2504
Forint Hungary (HUF)	0.0111	0.0135
Yen (JPY)	0.0279	0.0324
Pound Sterling (£ or GBP)	4.0364	5.7881
Argentine Peso ($ or ARS)	0.2056	0.3017
Chilean Peso (CLP)	0.0049	0.0055
Uruguayan Peso (UYU)	0.1122	0.1306
Rande Africa (ZAR)	0.2379	0.2510
Renminbi Yuan China (CNY)	0.4695	0.6015
Saudi Riyal (SAR)	0.8689	1.0406
Qatar Riyal (QAR)	0.8951	1.0725
Omani Riyal (OMR)	8.4718	10.1529
Ringgit Malaysia (MYR)	0.7267	0.9102
Ruble Russia (RUB)	0.0534	0.0529
Won South Korea (KRW)	0.0027	0.0033

Average rates	12.31.16	12.31.15
Bath (THB)	0.0989	0.0970
Kwait Dinar (KWD)	11.5548	11.0694
Dirham (AED)	0.9503	0.9071
Singapore Dollar (SGD)	2.5261	2.4187
U.S. Dollar (US$ or USD)	3.4901	3.3315
Euro (€ or EUR)	3.8615	3.6929
Forint Hungary (HUF)	0.0124	0.0119
Yen (JPY)	0.0321	0.0275
Pound Sterling (£ or GBP)	4.7464	5.0931
Argentine Peso ($ or ARS)	0.2373	0.3601
Chilean Peso (CLP)	0.0052	0.0051
Uruguayan Peso (UYU)	0.1158	0.1217
Rande Africa (ZAR)	0.2372	0.2604
Renminbi Yuan China (CNY)	0.5261	0.5295
Saudi Riyal (SAR)	0.9307	0.8883
Qatar Riyal (QAR)	0.9586	0.9151
Omani Riyal (OMR)	9.0721	8.6563
Ringgit Malaysia (MYR)	0.8433	0.8504
Ruble Russia (RUB)	0.0521	0.0546
Won South Korea (KRW)	0.0030	0.0029

3.29.     Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         fair value of financial instruments (see note 4);

•         annual analysis of recoverable amounts of non-financial assets (see note 5 and 19);

•         measurement of fair value of items related to business combinations (see note 6);

•         allowance for doubtful accounts (see note 9);

•         net realizable value provision for inventories (see note 10);

•         fair value of biological assets (see note 11);

•         annual analysis of recoverable amounts of taxes (see note 12 and 14);

•         useful lives of property, plant and equipment and intangible assets (see note 18 and 19);

•         share-based payment transactions (see note 25);

•         pension and post-employment plans (see note 26);

•         provision for tax, civil and labor risks (see note 27); e

•         definition of the moment when significant risks and rewards of ownership are transferred in recognizing revenues.

The Company reviews the estimates and underlying assumptions used in its accounting estimates on a quarterly basis. Revisions to accounting estimates are recognized in the period in each the estimates are revised.

4.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.        Overview

In the normal course of its business, the Company is exposed to credit, liquidity and market risks, which are actively managed in conformity to the Financial Risk Management Policy and Strategy Papers (this set called hereafter as “Risk Policy”) and internal guidelines subject to such policy.

The Risk Policy is under the management of the Board of Directors, Risk Management Committee and Financial Risk Management, with clear and defined roles and responsibilities, as follows:

•         The Board of Directors is responsible for approving the Risk Policy and defining the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders. The current risk policy was reviewed and approved on November 26, 2015, with maturity of two years, and is automatically renewed once for the same period;

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

a.            Credit risk management

The Company is subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts, as follows:

Credit risk associated with trade accounts receivable is actively managed through the use of specific systems. Furthermore, it should be noted the diversification of the customer portfolio and the concession of credit to customers with good financial and operational conditions. The Company does not usually require collateral for sales to customer, and has a contracted credit insurance policy for specific markets; and

Credit risk associated with financial investments and derivative contracts is mitigated by the Company’s policy of working with prime institutions.

On December 31, 2016, the Company had financial investments over R$100.0 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco HSBC, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Deutsche Bank and JP Morgan.

The Company also held derivative contracts with the following financial institutions: Banco BNP, Banco Bradesco, Banco do Brasil, Banco HSBC, Banco Itaú, Banco Santander, Banco Votorantim, Citibank, Deutsche Bank, Ing Bank, Merrill Lynch and Rabobank.

b.            Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow. Thus, the Company utilizes the following metrics:

•         Cash Flow at Risk (“CFaR”), which aims to statistically estimates the cash flows for the next twelve months and the Company’s liquidity exposure. The Company determined that the minimum cash available should be equivalent mainly to the average monthly billing and EBITDA for the last twelve-month period; and

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         Value at Risk ("VaR") is used for derivative transactions that require payments of periodic adjustments. Currently, the Company holds only BM&FBOVESPA operations with daily adjustments and in order to monitor them, such methodology is utilized, which statistically measures potential maximum adjustments to be paid at intervals of 1 to 21-days.

The Company maintains its leverage levels in order to avoid any impact to its ability to settle commitments and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2016, the long term debt portion accounted for 82.9% (82.7% as of December 31, 2015) of the total outstanding debt with an average term greater than 5 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity:

	12.31.16
	Book value	Cash flow contracted	2017	2018	2019	2020	2021	After 5 years
Non derivative financial liabilities
Loans and financing	9,965.8	12,475.1	3,378.2	2,946.6	3,588.9	1,519.0	10.2	1,032.2
BRF bonds	6,588.3	8,435.8	289.2	769.8	250.5	250.5	250.5	6,625.3
BFF bonds	287.2	351.7	20.3	20.3	20.3	290.8	-	-
Sadia bonds	370.0	380.1	380.1	-	-	-	-	-
BRF GMBH bonds	1,606.6	2,338.5	70.9	70.9	70.9	70.9	70.9	1,984.0
Quickfood bonds	144.5	131.9	39.8	2.5	16.1	36.4	12.2	24.9
Trade accounts payable	5,839.8	5,839.8	5,839.8	-	-	-	-	-
Supply chain finance	1,335.6	1,335.6	1,335.6	-	-	-	-	-
Financial lease	216.8	330.0	75.5	56.0	47.9	33.1	24.5	92.9
Operational lease	-	586.2	345.3	103.7	46.7	23.2	17.8	49.5

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate and exchange rate derivatives	184.2	178.9	13.4	165.1	0.4	-	-	-
Currency derivatives (NDF)	1.8	(7.0)	(7.0)	-	-	-	-	-
Deliverable forwards contracts	0.3	0.3	0.3	-	-	-	-	-
Currency derivatives (options)	35.1	-	-	-	-	-	-	-
Commodities derivatives (NDF)	1.4	1.4	1.4	-	-	-	-	-
Commodities derivatives (Future)	-	-	-	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	83.0	129.4	129.4	-	-	-	-	-
Currency derivatives (Future)	5.2	5.2	5.2	-	-	-	-	-
Interest rate and exchange rate derivatives	218.5	242.8	242.8	-	-	-	-	-

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

Years ended December 31, 2016, 2015 and 2014

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

The Company’s consolidated financial statements are mainly impacted by the following currencies: Argentine Peso, Baht, Yen, Dirham, Euro, Kwait Dinar, Pound Sterling, Riyal Saudi Arabia, Riyal Qatar and U.S. Dollar.

Assets and liabilities denominated in foreign currency are as follows:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.16	12.31.15
	Exposure (in millions of US$)

Cash and cash equivalents	8.5	83.3
Trade accounts receivable	464.0	530.4
Trade accounts payable	(217.0)	(444.5)
Loans and financing	(1,664.6)	(1,843.4)
Hedge	1,067.1	377.0
Investments, net (1)	135.6	1,241.7
Other assets and liabilities, net	22.9	15.7

Exposure in result	(183.5)	(39.8)

(1)   Starting fiscal year ended December 31, 2016, assets and liabilities denominated in foreign currencies of the foreign subsidiaries, whose functional currency is the Brazilian Reais were included in this line, in order to facilitate the understanding of the dynamics of the Company's exposure. Information as of December 31, 2015 is presented on a comparative basis.

The investments, net line item is comprised of natural hedges derived from assets and liabilities of foreign subsidiaries with the Brazilian Reais as functional currency. The decrease of this amount during 2016 is mainly due to the following: (i) increase in goodwill due to new acquisitions, which transfers exposure from Income Statement to Equity; (ii) movements in order to prepare the company to the new structure in the Middle East; and (iii) review of foreign companies’ functional currencies, reducing the Income Statement exposure. The US$135.6 exposure may be composed into US$1,069.3 assets and US$933.7 liabilities. The Company’s strategy seeks to neutralize the impacts of exchange variations, and for that objective, during 2016 more hedge was contracted to protect the direct exposure into Income Statement.

The Company has a foreign exchange exposure that impacts Equity of US$1,334.1 (equivalent to R$4,348.1) on December 31, 2016 (US$473.8 on December 31, 2015 equivalent to R$1,850.1). This exposure does not contemplate the effects of the financial instruments designated as hedge accounting shown in the item 4.2.1, which present a temporary effect on Equity.

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The Company monitors debt levels and net debt, which are shown below:

	12.31.16			12.31.15
	Current	Non-current	Total	Total
Foreign currency debt	(1,257.1)	(9,061.6)	(10,318.7)	(11,359.7)
Local currency debt	(1,987.9)	(6,655.7)	(8,643.6)	(3,819.6)
Other financial liabilities	(529.6)	-	(529.6)	(666.6)
Gross debt	(3,774.6)	(15,717.3)	(19,491.9)	(15,845.9)

Marketable securities and cash and cash equivalents	6,979.2	527.7	7,506.9	6,553.6
Other financial assets	198.0	-	198.0	129.4
Restricted cash	218.3	427.6	645.9	1,826.1
Net debt	3,620.9	(14,762.0)	(11,141.1)	(7,336.8)

4.2.        Derivative and non-derivative financial instruments designated as hedge accounting

As established by IAS 39, the Company applies hedge accounting to its derivative instruments classified as cash flow hedge of highly probable forecasted transactions and fair value hedge of firm commitments, in accordance with the Risk Policy. The cash flow hedge consists of hedging the exposure to variations of the cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit and loss. The fair value hedge of a firm commitment is a protection against fluctuations of a specific type of risk associated to a firm agreement to exchange a determined quantity for a determined price in a specific date, or in specific future determined dates.

The Risk Policy has also the purpose of determining parameters for using financial instruments, including derivatives, which are designated as protection to operating and financial assets and liabilities, which are exposed to the variations of foreign exchange rates, the fluctuation of interest rates and changes to commodity prices. The Risk Management Committee is responsible for ensuring compliance to the requirements established by the Company’s Risk Policy, supported by the Risk Management area.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The transactions for which the Company has designated cash flow hedge accounting are highly probable and present an exposure to variations in cash flow that could affect profit and loss. The transactions for which the Company has designated fair value hedge accounting are firm commitments that present an exposure to variations in the fair value that could affect profit and loss.

The prospective and retrospective effectiveness tests are prepared at each period end, following the criteria demonstrated below:

The prospective test is based on the comparison between the critical terms of the hedging instruments and of the hedged items. The hedged items (future monthly export sales or firm commitments) and the hedge instruments have the same critical terms, as follows:

•         Both fair values change due to the exchange rate or commodities prices variation (spot or forward rate method);

•         Their notional amounts are similar; and

•         Their maturities are identical, both the hedged item and the settlement of the financial instrument will occur at the same period.

The retrospective test is based on the analysis of the coverage ratio. This ratio compares the fair value variation accumulated since the inception of the hedged item (date of hedge designation) with the accumulated variation of the derivative and non-derivative financial instrument since its inception.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

Years ended December 31, 2016, 2015 and 2014

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

4.2.1 Breakdown of the balances of derivative financial instruments and exchange fixed rate

The details of derivative financial instruments are as follows:

12.31.16					12.31.15
Instrument	Hedge object	Reference currency (notional)	Reference value (notional)	Fair value (1)	Reference value (notional)	Fair value (1)
Financial instruments designated as hedge accounting
NDF - Dollar sale	Currency	US$	106.9	6.6	44.0	(17.9)
NDF - Euro sale	Currency	EUR	145.0	56.9	31.8	(5.5)
NDF - Pound Sterling sale	Currency	GBP	34.0	11.1	11.0	(1.6)
NDF - Iene sale	Currency	JPY	-	-	6,800.0	(39.6)
Currency swap - US$	Currency	BRL	250.0	(150.8)	250.0	(248.5)
Interest rate swap - US$	Interest	US$	200.0	(11.3)	200.0	(31.8)
Fixed exchange rate - US$	Currency	US$	-	-	201.0	(33.8)
Options - US$	Currency	US$	1,322.0	66.8	1,227.0	(124.5)
Options - Euro	Currency	EUR	80.0	16.9	31.0	3.5
NDF - Corn purchase	Commodities	Ton/US$	85.0	(0.9)	633.6	(11.7)
NDF - Corn sale	Commodities	Ton/US$	308.6	1.8	-	-
Future - BM&FBovespa	Commodities	Ton/US$	32.0	-	-	-
Interest rate swap - US$	Interest	US$	200.0	(22.0)	200.0	(46.4)
Fixed exchange rate - US$	Currency	US$	0.8	(0.1)	-	-
Fixed exchange rate - Euro	Currency	EUR	6.6	(0.2)	-	-
Fixed exchange rate - Pound Sterling	Currency	GBP	6.6	-	-	-
Total				(25.2)		(557.8)

Financial instruments not designated as hedge accounting
NDF - Iene sale	Currency	JPY	-	-	6,451.4	(1.2)
NDF - Purchase of US$	Currency	US$	680.0	(82.5)	50.0	(2.4)
Currency swap - US$	Currency	US$	222.0	(200.8)	250.0	(1.0)
Currency swap - Euro	Currency	EUR	13.8	(17.7)	-	-
Interest rate - R$	Interest	BRL	50.0	0.4	50.0	(2.3)
NDF - Corn purchase	Commodities	Ton/US$	-	-	54.8	2.2
Future - BM&FBovespa	Currency	US$	150.0	(5.2)	190.0	14.6
NDF - Purchase of Euro	Currency	EUR	300.0	(0.5)	150.0	1.3
NDF - Pound Sterling sale	Currency	GBP	-	-	20.0	1.1
NDF - Argentine Peso sale	Currency	US$	-	-	10.0	8.0
Fixed exchange rate - US$	Currency	US$	0.8	-	-	-
Total				(306.3)		20.3

Total				(331.5)		(537.5)

(1)     The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, obtained from the database of Bloomberg and BM&FBOVESPA.

(2)     Cash flow hedge.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

a.            Non-deliverable forwards – NDF

 i.             Currency non-deliverable forwards - NDF

The position of the currency non-deliverable forward – NDF, by maturity, as well as the weighted average exchange rates and the fair value, are presented as follows:

12.31.16
PUT	R$ x US$			R$ x EUR			R$ x GBP
Maturities	Notional (US$)	Average rate	Fair value	Notional (EUR)	Average rate	Fair value	Notional (GBP)	Average rate	Fair value
Financial instruments designated as cash flow hedge
January 2017	22.0	3.4283	3.5	15.0	3.8620	6.4	8.0	4.1876	1.5
February 2017	-	-	-	20.0	3.8905	8.7	8.0	4.4491	3.3
March 2017	-	-	-	20.0	3.9213	8.7	3.0	4.6160	1.6
April 2017	-	-	-	20.0	3.9614	8.7	3.0	4.6500	1.6
May 2017	-	-	-	20.0	4.0105	8.8	3.0	4.6900	1.6
June 2017	33.1	3.4983	3.0	20.0	4.0361	8.8	3.0	4.7235	1.6
July 2017	-	-	-	10.0	4.0447	4.1	-	-	-
August 2017	31.9	3.4659	0.7	10.0	3.7744	1.3	3.0	4.1907	(0.1)
September 2017	20.0	3.4235	(0.7)	10.0	3.8154	1.4	3.0	4.2301	(0.1)
	107.0	3.4602	6.5	145.0	3.9357	56.9	34.0	4.4234	11.0

CALL	US$ x R$			US$ x EUR
Maturities	Notional (US$)	Average rate	Fair value	Notional (EUR)	Average rate	Fair value
Financial instruments not designated as cash flow hedge
March 2017	680.0	3.4527	(82.5)	300.0	1.0512	(0.5)
	680.0	3.4527	(82.5)	300.0	1.0512	(0.5)

ii.             Commodities non-deliverable forwards – NDF

The position of the commodities non-deliverable forwards – NFD, by maturity, as well as weighted average exchange rates and the fair value, are presented as follows:

12.31.16
CALL	Quantity	Average rate	Fair
Maturities	Ton	US$/Ton	value
Designated as hedge accounting
February 2017	30.0	0.1	(0.3)
March 2017	10.0	0.1	(0.1)
April 2017	25.0	0.1	(0.3)
May 2017	5.0	0.1	-
June 2017	10.0	0.1	(0.1)
July 2017	4.0	0.1	(0.1)
August 2017	1.0	0.1	-
	85.0	0.1	(0.9)

PUT	Quantity	Average rate	Fair
Maturities	Ton	US$/Ton	value
Designated as hedge accounting
June 2017	227.6	0.1	1.2
August 2017	81.0	0.1	0.6
	308.6	0.1	1.8

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

b.            Interest rate and currency swap

The position of interest rate and currency swap is presented as follows:

12.31.16
Instrument	Maturity	Assets (Hedged object)	Liabilities (Protected risk)	Notional	Fair value
Financial instruments designated as cash flow hedge

Interest rate	01.22.18	LIBOR 6M + 2.82% p.a.	5.86% p.a.	100.0	(4.9)
Interest rate	06.18.18	LIBOR 3M + 2.60% p.a.	5.47% p.a.	100.0	(6.5)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.90% p.a.	100.0	(11.1)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.88% p.a.	100.0	(10.9)
				400.0	(33.4)

Currency swap	05.22.18	R$ + 7.75%	US$ + 1.60%	250.0	(150.8)

					(184.2)

Financial instruments not designated as cash flow hedge
Interest rate - Bond	05.22.18	R$ (Fixed rate of 7.75% p.a.)	68.84% CDI	50.0	0.4

Currency swap	02.16.17	US$ + 2,30% p.a.	92.80% CDI	50.0	(55.9)
Currency swap	03.03.17	US$ + 2,70% p.a.	94.35% CDI	14.0	(9.7)
Currency swap	05.22.17	US$	72.20% CDI	17.8	(15.2)
Currency swap	05.22.17	US$	73.76% CDI	9.9	(8.6)
Currency swap	05.24.17	US$	70.75% CDI	116.6	(97.5)
Currency swap	06.06.17	US$	73.00% CDI	5.1	(4.2)
Currency swap	07.28.17	US$	72.30% CDI	8.6	(9.6)
				222.0	(200.7)

Currency swap	06.05.17	EURO	83.03% CDI	13.8	(17.7)
					(218.0)

c.            Fixed exchange rate

The position of fixed exchange rate designated as hedge accounting is presented as follows:

12.31.16
	THB x US$			THB x EUR			THB x GBP
Maturities	Notional US$	Average US$	Fair value	Notional EUR	Average US$	Fair value	Notional GBP	Average EUR	Fair value
Designated as hedge accounting
June 2017	-	-	-	6.6	37.7372	(0.2)	6.4	44.2651	-
July 2017	-	35.1300	-	-	-	-	0.2	46.7000	-
September 2017	0.4	34.8199	-	-	-	-	-	-	-
October 2017	0.4	35.3949	-	-	39.1500	-	-	-	-
	0.8	35.1044	-	6.6	37.7398	(0.2)	6.6	44.3362	-

12.31.16
	THB x US$
Maturities	Notional US$	Average US$	Fair value
Not designated as hedge accounting
November 2016
December 2016
February -17	0.8	35.7100	-
	0.8	35.7100	-

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

Years ended December 31, 2016, 2015 and 2014

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

12.31.16
R$ x US$
Type	Maturities	Notional (US$)	Average US$	Fair value

Financial instruments designated as cash flow hedge
Collar - Call (Sale)	January 2017	(205.0)	3.6670	(0.5)
Collar - Put (Purchase)	January 2017	205.0	3.2840	12.4
Collar - Call (Sale)	February 2017	(179.0)	3.7612	(1.5)
Collar - Put (Purchase)	February 2017	179.0	3.2930	15.8
Collar - Call (Sale)	March -2017	(149.0)	3.8692	(1.4)
Collar - Put (Purchase)	March -2017	149.0	3.2246	8.3
Collar - Call (Sale)	April 2017	(100.0)	3.9539	(1.6)
Collar - Put (Purchase)	April 2017	100.0	3.2900	9.7
Collar - Call (Sale)	May 2017	(90.0)	4.0323	(2.2)
Collar - Put (Purchase)	May 2017	90.0	3.2447	7.0
Collar - Call (Sale)	June 2017	(95.0)	4.1084	(2.6)
Collar - Put (Purchase)	June 2017	95.0	3.2432	7.6
Collar - Call (Sale)	July 2017	(135.0)	4.1023	(4.7)
Collar - Put (Purchase)	July 2017	135.0	3.2104	9.7
Collar - Call (Sale)	August 2017	(80.0)	3.8530	(5.8)
Collar - Put (Purchase)	August 2017	80.0	3.2875	8.5
Collar - Call (Sale)	September 2017	(80.0)	3.9159	(6.3)
Collar - Put (Purchase)	September 2017	80.0	3.2850	8.6
Collar - Call (Sale)	October 2017	(100.0)	4.0516	(8.2)
Collar - Put (Purchase)	October 2017	100.0	3.2780	10.5
		-		63.3

Put (Purchase)	January 2017	30.0	3.1800	-
Put (Purchase)	February 2017	14.0	3.1700	0.3
Put (Purchase)	March -2017	15.0	3.1900	0.6
Put (Purchase)	April 2017	20.0	3.1600	0.9
Put (Purchase)	May 2017	15.0	3.1900	0.8
Put (Purchase)	June 2017	15.0	3.1900	0.9
				3.5

				66.8

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.16
R$ x EUR
Type	Maturities	Notional (EUR)	Average EUR	Fair value

Financial instruments designated as cash flow hedge
Collar - Call (Sale)	January 2017	(20.0)	4.3168	-
Collar - Put (Purchase)	January 2017	20.0	3.7400	6.4
Collar - Call (Sale)	February 2017	(10.0)	4.3005	-
Collar - Put (Purchase)	February 2017	10.0	3.6000	1.8
Collar - Call (Sale)	March -2017	(20.0)	4.3315	-
Collar - Put (Purchase)	March -2017	20.0	3.5900	3.4
Collar - Call (Sale)	April 2017	(10.0)	4.4815	(0.1)
Collar - Put (Purchase)	April 2017	10.0	3.6200	1.9
Collar - Call (Sale)	May 2017	(10.0)	4.5800	(0.1)
Collar - Put (Purchase)	May 2017	10.0	3.6200	1.9
Collar - Call (Sale)	June 2017	(10.0)	4.7060	(0.1)
Collar - Put (Purchase)	June 2017	10.0	3.6200	1.8
		-		16.9

4.2.2 Breakdown of the balances of non-derivative financial instruments

The position of non-derivative financial instruments is presented as follows:

12.31.16					12.31.15
Hedge Instrument	Hedge object	Reference currency (notional)	Value (notional)	Fair value (1)	Value (notional)	Fair value (1)
Financial instruments designated as cash flow hedge

Export prepayment - PPEs	Exchange	USD	300.0	977.7	300.0	1,171.4
Senior unsecured notes - Bonds	Exchange	USD	268.7	977.2	300.0	1,171.4

			568.7	1,954.9	600.0	2,342.8

(1)     Reference value converted by Ptax rate in effect at year-end or partial repeal dates.

a.            Export prepayments – PPEs

The position of PPEs is presented as follows:

12.31.16
Hedge Instrument	Type of risk hedged	Maturities	Notional (US$)	Average rate	Fair value (1)

Export prepayment - PPE	US$ (E.R.)	02.2017 to 02.2019	300.0	1.7796	977.7

(1)       Reference value converted by the Ptax rate at the end of the period or partial revocation dates. This amount shows the total that may impact the Company's shareholders' equity.

b.            Senior unsecured notes – Bonds

The position of bonds designated as cash flow hedge is presented as follows:

12.31.16
Hedge Instrument	Type of risk hedged	Maturities	Notional (US$)	Average rate	Fair value (1)

BRF SA BRFSBZ5	US$ (E.R.)	06.2022	118.7	2.0213	488.3
BRF SA BRFSBZ3	US$ (E.R.)	05.2023	150.0	2.0387	488.9

			268.7	2.0300	977.2

(1)       Reference value converted by the Ptax rate at the end of the period or partial revocation dates. This amount shows the total that may impact the Company's shareholders' equity.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.3.        Gains and losses of derivative and non-derivative financial instruments

The unrealized gains and losses of derivative and non-derivative financial instruments designated as cash flow hedge are recorded as a component of other comprehensive income, as set forth below:

	Shareholders' Equity
	12.31.16	12.31.15
Derivatives designated as cash flow hedges
Foreign exchange risks	(29.2)	(420.6)
Interest risks	(25.9)	(66.6)
Commodity risks	3.4	3.6
	(51.7)	(483.6)

Non derivatives designated as cash flow hedges
Foreign exchange risks	(812.0)	(1,200.0)

Gross losses	(863.7)	(1,683.6)
Deferred taxes on losses	287.7	560.4
Losses, net of taxes	(576.0)	(1,123.2)

Change in gross losses	820.0	(1,020.8)
Income taxes on financial instruments adjustments	(272.7)	346.4
Impact in other comprehensive income	547.3	(674.4)

For the year ended December 31, 2016, realized gains and losses on transactions with derivative and non-derivative financial instruments designated as cash flow hedges resulted in a gain of R$707.2 (loss of R$476.9 for the year ended December 31, 2015), which consisted of a net gain amounting to R$671.3 (loss of R$469.9 for the year ended December 31, 2015) recorded in gross operating revenues and a net gain of R$35.9 (loss of R$7.0 for the year ended December 31, 2015) recorded as financial expense in gains from derivative transactions, net.

4.4.        Breakdown of financial instruments by category – except derivatives

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.16
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	255.5	-	255.5
Restricted cash	-	-	90.1	555.7	-	645.8
Trade accounts receivable	3,095.8	-	-	-	-	3,095.8
Other credits	335.5	-	-	-	-	335.5
Other receivables	74.2	-	-	-	-	74.2
Fair value
Marketable securities	-	623.3	271.2	-	-	894.5

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(5,839.8)	(5,839.8)
Supply chain finance	-	-	-	-	(1,335.6)	(1,335.6)
Loans and financing
Local currency	-	-	-	-	(8,643.7)	(8,643.7)
Foreign currency	-	-	-	-	(10,318.7)	(10,318.7)
Capital lease payable	-	-	-	-	(216.8)	(216.8)
	3,505.5	623.3	361.3	811.2	(26,354.6)	(21,053.3)

	12.31.15
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	70.3	-	70.3
Restricted cash	-	-	-	1,826.1	-	1,826.1
Trade accounts receivable	3,880.4	-	-	-	-	3,880.4
Other credits	534.5	-	-	-	-	534.5
Other receivables	153.0	-	-	-	-	153.0
Fair value
Marketable securities	-	744.8	375.6	-	-	1,120.4

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(4,745.0)	(4,745.0)
Supply chain finance	-	-	-	-	(1,174.6)	(1,174.6)
Loans and financing
Local currency	-	-	-	-	(3,819.6)	(3,819.6)
Foreign currency	-	-	-	-	(11,359.7)	(11,359.7)
Capital lease payable	-	-	-	-	(186.6)	(186.6)
	4,567.9	744.8	375.6	1,896.4	(21,285.5)	(13,700.8)

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         Hierarchy on three levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on three levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s valuation methodology. These two types of inputs create the hierarchy of fair value set forth below:

•         Level 1 – Prices quoted (unadjusted) for identical instruments in active markets. Investments in Credit linked notes, Brazilian foreign debt securities, Financial Treasury Bills (“LFT”) and stocks are classified at Level 1 of the fair value hierarchy;

•         Level 2 – Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable Investments in Bank Deposit Certificates (“CDB”) are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates.

•         Level 3 – Instruments whose significant inputs are non-observable. The Company does not have instruments in such category.

The table below presents the overall classification of financial assets and liabilities according to the valuation hierarchy. For the years ended December 31, 2016 and 2015, there were no changes between the 3 levels of hierarchy.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.16
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	187.4	-	-	187.4
Brazilian foreign debt securities	56.4	-	-	56.4
Stocks	379.5	-	-	379.5
Held for trading
Bank deposit certificates	-	48.4	-	48.4
Financial treasury bills	180.5	-	-	180.5
Investment funds	42.3	-	-	42.3
Other financial assets
Derivatives designed as hedge accounting	-	197.5	-	197.5
Derivatives not designated as hedge accounting	-	0.5	-	0.5
	846.1	246.4	-	1,092.5
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge accounting	-	(222.8)	-	(222.8)
Derivatives not designated as hedge accounting	-	(306.8)	-	(306.8)
	-	(529.6)	-	(529.6)

	12.31.15
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	293.2	-	-	293.2
Brazilian foreign debt securities	65.9	-	-	65.9
Stocks	385.7	-	-	385.7
Held for trading
Bank deposit certificates	-	42.5	-	42.5
Financial treasury bills	155.3	-	-	155.3
Investment funds	177.8	-	-	177.8
Other financial assets
Derivatives designed as hedge accounting	-	98.4	-	98.4
Derivatives not designated as hedge accounting	-	31.0	-	31.0
	1,077.9	171.9	-	1,249.8
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge accounting	-	(656.0)	-	(656.0)
Derivatives not designated as hedge accounting	-	(10.6)	-	(10.6)
	-	(666.6)	-	(666.6)

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

Years ended December 31, 2016, 2015 and 2014

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

		12.31.16		12.31.15
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(364.0)	(415.1)	(656.1)	(695.2)
BRF SA BRFSBZ4	2024	(2,424.1)	(2,404.4)	(2,906.4)	(2,718.6)
BRF SA BRFSBZ3	2023	(1,568.1)	(1,567.4)	(1,881.5)	(1,781.2)
BRF SA BRFSBZ7	2018	(502.9)	(475.9)	(502.1)	(427.0)
BRF SA BRFSBZ2	2022	(1,729.1)	(1,795.8)	(2,139.5)	(1,990.8)
BFF bonds
Sadia Overseas BRFSBZ7	2020	(287.2)	(308.7)	(475.3)	(499.7)
Sadia bonds
Sadia Overseas BRFSBZ6	2017	(370.0)	(376.7)	(443.3)	(462.0)
Bonds BRF Gmbh
BRF SA BRFSBZ4	2026	(1,606.6)	(1,538.8)	-	-
Quickfood bonds
Quickfood	2019	(144.5)	(144.5)	(285.7)	(285.7)
Total		(8,996.5)	(9,027.3)	(9,289.9)	(8,860.2)

4.7.        Table of sensitivity analysis

In preparation of the sensitivity analysis, Management considered the derivative financial instruments used to mitigate the currency risk and commodities as relevant risks and could impact the Company's results. Currently, Management believes that fluctuations in interest rates do not significantly affect its financial results, since the Company has opted to fixing through derivative financial instruments (interest rate swap), a considerable portion of its variable rate.

The table below presents the possible impacts of derivative and non-derivative financial instruments considering scenarios of appreciation and depreciation of the main traded currencies by the Company with respect to its functional currency (Brazilian Real) and changes in corn prices on the Chicago Board of Trade (“CBOT”). The amount of exports utilized corresponds to notional value of derivative financial instruments entered into in order to hedge highly probable transaction.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Quantitative and qualitative information used in preparing these analyzes are based on the position for the period ended December 31, 2016. Future results to be measured may differ significantly from those estimated amounts.

		3.2591	2.9332	2.4443	4.0739	4.8887
Parity - Brazilian Reais x U.S. Dollar		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	21.5	56.4	108.6	(65.6)	(152.7)
Options - currencies	Devaluation of R$	-	428.1	1,074.4	211.0	1,199.3
Export prepayments	Devaluation of R$	(443.9)	(346.1)	(199.4)	(688.3)	(932.7)
Bonds	Devaluation of R$	(329.9)	(242.4)	(111.0)	(548.8)	(767.7)
Swaps	Devaluation of R$	(151.8)	(111.6)	(51.3)	(252.2)	(352.7)
Exports	Appreciation of R$	114.1	(378.7)	(1,122.1)	64.9	(761.6)
Not designated as hedge accouting
NDF - Purchase	Appreciation of R$	(131.7)	(353.3)	(685.7)	422.4	976.4
Dollar Future sales - BM&FBOVESPA	Devaluation of R$	-	48.9	122.2	(122.2)	(244.4)
Net effect		(921.7)	(898.7)	(864.3)	(978.8)	(1,036.1)
Shareholders' equity		(925.7)	(700.1)	(361.8)	(1,489.3)	(2,053.1)
Statement of income		4.0	(198.6)	(502.5)	510.5	1,017.0

		3.4384	3.0946	2.5788	4.2980	5.1576
Parity - Brazilian Reais x Euro		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	72.1	122.0	196.7	(52.5)	(177.2)
Currency options	Devaluation of R$	16.1	43.6	84.9	-	59.0
Exports	Appreciation of R$	(88.2)	(165.6)	(281.6)	52.5	118.2
Not designated as hedge accouting
Non-deliverable forward	Devaluation of R$	3.7	(99.5)	(254.2)	261.6	519.4
Net effect		3.7	(99.5)	(254.2)	261.6	519.4
Shareholders' equity		-	-	-	-	-
Statement of income		3.7	(99.5)	(254.2)	261.6	519.4

		4.0364	3.6328	3.0273	5.0455	6.0546
Parity - Brazilian Reais x GBP		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Non-deliverable forward	Devaluation of R$	13.2	26.9	47.5	(21.2)	(55.5)
Exports	Appreciation of R$	(13.2)	(26.9)	(47.5)	21.2	55.5
Net effect		-	-	-	-	-

		144.12	129.71	108.09	180.15	216.18
Price parity CBOT - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward	Increase in the price of corn	1.8	16.3	38.1	(34.4)	(70.6)
Net effect		1.8	16.3	38.1	(34.4)	(70.6)
Shareholders' equity		1.8	16.3	38.1	(34.4)	(70.6)

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the Chief Operating Decision Maker (“CODM”) for assessing the performance of each segment and allocating resources.

As disclosed in note 1, in order to reflect the Company’s organizational changes the segment information for fiscal years 2016, 2015 and 2014 has been prepared considering the seven operating segments, as follows: Brazil, Latin America (“LATAM”), Europe, Middle East and North Africa (“MENA”), Africa, Asia and Other Segments, which primarily reflect the geographical structure of the Company. The segment information as of December 31, 2015 and 2014 was prepared in order to be comparable to the information disclosed as of December 31, 2016.

These segments are disclosed according to the nature of the products as described below:

•         Poultry: involves the production and sale of whole poultry and in-natura cuts.

•         Pork and other: involves the production and sale of in-natura cuts.

•         Processed foods: involves the production and sale of frozen and processed products derived from poultry, pork and beef and other processed foods such as margarine, vegetable and soybean-based products.

•         Other sales: involves the production and sale of soy meal, refined soy flour.

Other segments include sale of in-natura beef cuts, agricultural products and animal feed.

The net sales for each operating segment are presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Net sales	12.31.16	12.31.15	12.31.14
Brazil
In-natura	3,109.0	2,997.9	3,075.2
Poultry	2,410.3	2,265.0	2,038.0
Pork and other	698.7	732.9	1,037.2
Processed foods	11,600.8	12,206.5	11,372.3
Other sales	98.3	51.1	116.5
	14,808.1	15,255.5	14,564.0

Europe
In-natura	1,583.2	1,705.3	1,379.5
Poultry	779.8	854.9	483.9
Pork and other	803.4	850.4	895.6
Processed foods	2,217.0	1,934.3	1,713.2
Other sales	0.2	-	-
	3,800.4	3,639.6	3,092.7

MENA
In-natura	5,584.2	5,922.2	4,504.4
Poultry	5,542.1	5,886.8	4,412.9
Other	42.1	35.3	91.5
Processed foods	642.3	436.2	367.1
Other sales	-	-	-
	6,226.5	6,358.3	4,871.5

Africa
In-natura	630.6	593.0	658.8
Poultry	525.9	478.1	497.0
Pork and other	104.7	114.9	161.8
Processed foods	137.2	146.2	179.5
	767.8	739.2	838.3

Asia
In-natura	4,046.0	3,207.9	3,001.6
Poultry	3,484.3	2,834.1	2,613.2
Pork and other	561.7	373.8	388.4
Processed foods	481.6	81.7	71.4
Other sales	221.2	-	-
	4,748.8	3,289.6	3,073.0

LATAM
In-natura	671.0	796.8	850.7
Poultry	503.8	501.9	537.1
Pork and other	167.2	294.9	313.6
Processed foods	1,379.5	1,284.3	806.2
Other sales	33.8	51.3	50.1
	2,084.3	2,132.4	1,707.0
Other segments	1,297.1	782.0	860.4
	33,732.9	32,196.6	29,006.8

The operating income for each operating segment is presented below:

	12.31.16	12.31.15	12.31.14

Brazil	1,028.5	1,547.4	2,028.1
Europe	(41.3)	573.4	568.7
MENA	348.6	1,148.0	244.5
Africa	34.3	112.1	112.0
Asia	498.5	701.1	561.2
LATAM	65.0	128.4	72.6
Other segments	21.2	31.1	74.5
Sub total	1,954.8	4,241.5	3,661.6
Corporate	(139.6)	(13.1)	(183.3)
	1,815.2	4,228.4	3,478.3

Corporate line items above includes the effect of events that management considers that are not attributable to the operating segments, and are recognized as other operating income (expense). The main event in 2016 relates to losses from contingencies. For year ended December 31, 2015, main events were: R$181.8 allowance for doubtful accounts, R$134.6 loss from the associate Minerva, accounted to under the equity method, R$41.7 of losses derived from truck drivers strike, due to offset by R$250.7 gain due to the reversals of tax contingencies and a R$125.7 gain on the reclassification of the investment in Minerva, which was changed to be accounted for as an available-for-sale, at its market value at the date of change. For year ended December 31, 2014, main events were: R$202.3 related to losses from contingencies due to offset by R$190.0 gain on transaction with Minerva and R$199.0 gain on disposals of property, plant and equipment.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

No customer was individually or in aggregate responsible for more than 5% of net sales for the years ended December 31, 2016, 2015 and 2014.

The goodwill and intangible assets with indefinite useful life (trademarks) arising from business combination were allocated to the operating segments, considering the nature of the products manufactured in each segment (cash-generating unit), as presented below:

	Goodwill		Trademarks		Total
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Brazil	1,151.5	1,151.5	982.5	982.5	2,134.0	2,134.0
Europe	653.0	481.7	20.1	20.1	673.1	501.8
MENA	1,225.0	834.4	170.4	170.4	1,395.4	1,004.8
Asia	594.0	78.3	4.6	-	598.6	78.3
LATAM	720.0	232.2	135.6	199.0	855.7	431.3
	4,343.5	2,778.1	1,313.2	1,372.0	5,656.8	4,150.2

The Company performed the impairment test of the assets allocated to the operating segments as disclosed in note 19.

Information referring to the total assets by operating segments is not being disclosed, as it is not included in the set of information made available to the CODM, who take investment decisions and determine allocation of assets on a consolidated basis.

6.            BUSINESS COMBINATION AND ACQUISITION OF INTEREST

6.1.        Business combination

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.1.1.   Acquisition of the frozen distribution business from Qatar National Import and Export Co. (“QNIE”)

On January 01, 2016, BRF signed an agreement with QNIE for the acquisition of frozen distribution business in the State of Qatar. QNIE is distributor of BRF products in Qatar for more than 40 years. The transaction amounted to US$146.2 (equivalent to R$589.1), paid in cash.

The transaction consisted in the acquisition of certain assets from QNIE by Federal Foods Qatar Ltd.. The acquired assets mainly includes customer list, inventories, non-compete, logistics and supply agreements.

The fair value of net acquired assets for the allocation of the purchase price paid by Federal Foods Qatar Ltd is as follows:

Fair value at the acquisition date
Inventories	24.8
Intangible	182.8
Customer list	155.4
Non compete agreement	27.4
Net assets acquired	207.6

Fair value of consideration paid	589.1

Goodwill	381.5

6.1.2.   Business combination with Golden Foods Siam (“GFS”)

On January 26, 2016, BRF through its wholly-owned subsidiary BRF Gmbh, concluded the acquisition of the control of GFS (“transaction”). The transaction comprised the acquisition of 100% of equity interest in Golden Foods Sales Ltd. and Golden Foods Siam Europa, both located in the United Kingdom, 48.52% of equity interest in Golden Foods Poultry Ltd. and 73.31% of indirect equity interest in Golden Poultry Siam Ltd., both located in Thailand.

GFS is one of the leaders in the poultry production market leaders in Thailand, with an integrated operation in more than 15 global markets.

The transaction amounted to US$348.7 (equivalent to R$1,428.5), which was paid through the release of bank deposit (note 16). In April 2016, according to the terms and conditions of the contract, the purchase price was adjusted, resulting in an additional payment of US$10.8 (equivalent to R$38.3), paid in cash.

The fair value of the acquired assets and assumed liabilities to determine the allocation of the consideration paid was as follows:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Fair value at the acquisition date
Cash and cash equivalents	64.1
Trade accounts receivable, net	153.8
Inventories	178.3
Biological assets	24.0
Property, plant and equipment	332.3
Intangible assets	142.2
Software	5.3
Customer relationship	117.0
Supplier relationship	2.3
Trademarks	5.7
Import quotas	11.9
Other assets	17.1
911.8

Social and labor obligations	11.5
Trade accounts payable	93.2
Loans and financing	58.3
Other accounts payable	39.6
202.6

Net assets acquired	709.2
Non-controlling interest	(128.7)
Fair value of consideration paid	1,466.8
Goodwill	886.3

6.1.3.   Business combination with Universal Meats (UK) Limited (“Universal”)

On February 01, 2016, BRF through its wholly-owned subsidiary BRF Invicta Ltd, acquired Universal which is a food service distributor in the United Kingdom.

BRF Invicta Ltd paid the amount of GBP32.4 (equivalent to R$185.7) for the acquisition of 100% of shares of Universal.

Additionally, BRF Invicta Ltd recorded a provision of GBP16.6 (equivalent to R$95.1) as contingent consideration, the payment of which is depending upon the business operating performance.

The fair value of the acquired assets and assumed liabilities for the preliminary allocation of the purchase price paid is as follows:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Fair value at the acquisition date
Cash and cash equivalents	22.5
Trade accounts receivable, net	108.6
Inventories	64.3
Other assets	6.9
Property, plant and equipment	0.4
Intangible	104.5
Customer relationship	95.6
Import quotas	8.9
307.2

Trade accounts payable	30.6
Loans and financing	20.7
Tax payable	3.2
Liabilities with related parties	5.7
Other liabilities	13.1
Deferred taxes	17.4
90.7

Net asset acquired	216.5

Fair value of consideration paid	280.8

Preliminary goodwill	64.3

The fair value of the consideration paid was determined as follows:

Cash and cash equivalent	185.7
Contingent consideration at fair value	95.1
280.8

6.1.4.   Business combination with Eclipse Holding Cöoperatief UA (“Eclipse”)

On December 01, 2015, BRF signed a binding offer with Pampa Agribusiness Fund L.P. and Pampa Agribusiness Follow-on Fund L.P. for the acquisition of the total outstanding shares of Eclipse (“transaction”), a Dutch entity that controls Campo Austral, a group of companies with commercial operations fully integrated in the Argentinian pork’s market.

On April 14, 2016, BRF completed  the acquisition of  50% of the equity interest of Eclipse in the amount of US$39.7 (equivalent to R$139.6), paid in cash. On July 2016, the initial purchase price was adjusted and reduced by US$3.2 (equivalent to R$10.8).

On October 27, 2016 BRF completed the acquisition of the remaining equity interest (50%) of Eclipse, in the amount of US$31.7 (equivalent to R$99.6), paid in cash.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In connection with the corporate restructuring carried out in the entities acquired in Argentina (note 1.1), the Company engaged a specialized firm to determine the fair value of the assets acquired and liabilities assumed.

The transaction resulted in a preliminary goodwill of R$231.5. The Company's Management understands that intangible assets may be identified in relation to customer relationship and the fair value of property, plant and equipment upon the completion of the purchase price allocation.

6.1.5.   Business combination with Alimentos Calchaquí Productos 7 S.A. (“Calchaquí”)

On March 22, 2016, BRF acquired Calchaquí, a traditional Argentine Company, which is a leader in the region´s cold cuts market, and owner of leading brands such as Calchaquí and Bocatti.

On May 10, 2016, the transaction was completed for an initial price of US$104.7 (equivalent to R$364.1), of which US$100.5 (equivalent to R$349.5) was paid in cash, and US$4.2 (equivalent to R$14.6) was transferred to an escrow account which will be released to the seller if certain conditions set out in the agreement are fulfilled.

On October 2016, the initial price was adjusted resulting in an additional payment of US$7.1 (equivalent to R$22.9), paid in cash.

In connection with the corporate restructuring carried out in entities acquired in Argentina (note 1.1), the Company engaged a specialized firm to prepare the fair value report of the assets acquired and liabilities assumed for the purpose of determining the purchase price allocation.

In this transaction, a goodwill of R$403.1 was determined prior to the purchase price allocation. The Company's Management understands that intangible assets may be identified in relation to customer relationship and the fair value of property, plant and equipment upon completion of the purchase price allocation.

6.1.6.   Business combination with Al Khan Foodstuff LLC (“AKF”)

On July 03, 14, BRF acquired 40% of equity interest of AKF and booked the investment as a joint venture.

On June 20, 2016, the Company acquired 30% of the equity interest in AKF, obtaining control of AKF and becoming the owner of 99% of its economic interest. The acquisition of the 59% interest in the economic interest in AKF amounted to US$32.6 (equivalent to R$110.3).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The transaction was accounted for as a step acquisition. Thus, the carrying amount of the investment prior to this acquisition was measured at fair value resulting in a gain of R$58.8 was recorded as other operating income (note 34).

The goodwill of R$127.5 mainly represents the synergies and economies of scale by combining the operations of BRF and AKF. It is not expected that the goodwill recognized will deductible for income tax purposes. The goodwill was allocated to the MENA segment.

The fair value of assets acquired and liabilities assumed to determining the price paid on the step acquisition of AKF is demonstrated below:

Fair value at the acquisition date
Cash and cash equivalents	15.0
Trade accounts receivable, net	72.2
Inventories	41.2
Property, plant and equipment, net	1.1
Intangible	76.8
Software	0.2
Customer relationship	76.6
Other assets	2.4
208.7

Short-term debt	65.4
Trade accounts payable	13.3
Payroll and related charges	1.1
Tax payable	2.8
Deferred taxes	19.1
Other liabilities	7.0
108.7

Net assets acquired	100.0

Non-controlling interest	(0.4)

Fair value of consideration paid	227.1

Goodwill	127.5

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The total consideration paid was determined as follows:

Cash - consideration paid for the acquisition of the control	110.3
Carrying amount of prior equity interest of 40%	58.0
Gain on the remeasurement of the prior equity interest (40%) at fair value	58.8
Fair value of consideration paid at the acquisition date	227.1

6.1.7.   Business combination with FFM Further Processing SDN BHD (“FFP”)

On October 04, 2016, BRF announced that its wholly-owned subsidiary BRF Foods GmbH, entered into an agreement with FFM Berhad for the acquisition of 70% equity interest of FFP. BRF Foods GmbH controls FFP through the terms agreed in the shareholder’s agreement.

FFM Berhad is a subsidiary of PPB Group Berhad, a Malaysian conglomerate operating in various business segments in Southeast Asia, including grains, agribusiness and consumer products.

The fair value of acquired assets and assumed liabilities for the allocation of the purchase price paid is demonstrated below:

Fair value at the acquisition date
Cash and cash equivalentes	39.9
Inventories	3.5
Other assets	4.4
Property, plant and equipment	27.0
74.8

Trade accounts payable	1.0
Other liabilities	2.6
3.6

Net assets acquired	71.2
Non-controlling interest	(21.3)
Fair value of consideration transferred	49.0

Gain on bargain purchase	0.9

6.1.8.   Business combination impacts

In 2016, the business combinations contributed with net sales of R$2,144.1 and net income of R$147.4 from the acquisition date through December 31, 2016. If the acquisitions had occurred at the beginning of 2016, net sales would have increased by R$459.9 and net loss would have decreased by R$0.7.

6.2.        Acquisition of Interest

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.2.1.   Acquisition of interest in the joint venture with Mondelez Lacta and Mondelez Brasil (together “Mondelez”)

On March 18, 2016, BRF renegotiated the terms of its agreement with Mondelez, so that: (i) Mondelez will be the entity responsible for producing the Philadelphia cream cheese, (ii) BRF will continue to distribute and sell the Philadelphia cream cheese and (iii) BRF will be the only shareholder of K&S Alimentos S.A, for which it paid R$10.7 in cash.

7.            CASH AND CASH EQUIVALENTS

	Average rate (p.a.)
		12.31.16	12.31.15
Cash and bank accounts
U.S. Dollar	-	680.1	665.6
Brazilian Reais	-	46.4	65.3
Euro	-	274.3	556.4
Other currencies	-	729.6	330.9
		1,730.4	1,618.2
Cash equivalents
In Brazilian Reais
Investment funds	12.54%	26.9	14.6
Savings account	5.65%	4.8	11.0
Bank deposit certificates	12.23%	3,830.2	486.0
		3,861.9	511.6
In U.S. Dollar
Fixed term deposit	2.35%	327.0	2,785.9
Overnight	0.48%	421.5	430.5
Other currencies
Fixed term deposit	5.30%	16.1	16.7
		764.6	3,233.1
		6,356.9	5,362.9

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

8.            MARKETABLE SECURITIES

			Average interest rate (p.a.)
	WATM (1)	Currency		12.31.16	12.31.15
Available for sale
Credit linked note (a)	2.32	US$	4.19%	187.4	293.2
Public securities (b)	1.33	US$	2.98%	56.4	65.9
Stocks (c)	-	R$	-	379.5	385.7
				623.3	744.8
Held for trading
Bank deposit certificates ("CDB") (d)	4.40	R$	13.48%	48.4	42.5
Financial treasury bills (e)	2.67	R$	13.65%	180.5	155.3
Investment funds	0.78	ARS	19.55%	42.3	177.8
				271.2	375.6
Held to maturity
Sovereign bonds and others (e)	0.96	AOA and R$	6.23% to 13.65%	255.5	70.3
				1,150.0	1,190.7

Current				622.3	734.7
Non-current (2)				527.7	456.0

(1)     Weighted average maturity in years.

(2)     Maturity within up to July 26, 2018.

(a)  The credit linked note is a structured operation with a first-class financial institution that bears periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated at pre and post-fixed rates.

(c)  It comprises the market value of 27,150.3 stocks from Minerva (ticker BEEF3 and market value of R$12.15 per stock at December 31, 2016) and 77,583.0 stocks of Cofco Meat (ticker 1610 and market value of HKD1.52 per stock at December 31, 2016).

(d)  Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 102.1% of the Interbank Deposit Certificate (“CDI”).

(e)  It includes Financial Treasury Bills (“LFT”) that are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”) and bonds issued by the Angola Government, which are denominated in Kwansas.

The unrealized loss due to the change in fair value of the available for sale securities, recorded in other comprehensive income, corresponds to R$26.0, net of income tax of R$11.5 (loss of R$8.5 net of income tax of R$2.0 as of December 31, 2015).

Additionally, on December 31, 2016, of the total of marketable securities, R$74.1 (R$99.3 as of December 31, 2015) were pledged as collateral (without restrictions for use) for operations with future contracts denominated in U.S. Dollars, traded on the Futures and Commodities Exchange (“BM&FBOVESPA”).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company also has restricted cash in the amount of R$645.9 on December 31, 2016 (R$1,826.1 on December 31, 2015) (note 16).

Marketable securities non-current balance as of December 31, 2016 matures in 2018.

The Company conducted a sensitivity analysis for changes in the foreign exchange rates (note 4.7).

9.            TRADE ACCOUNTS RECEIVABLE, NET AND OTHER RECEIVABLES

	12.31.16	12.31.15
Trade accounts receivable, net
Domestic customers	1,308.1	1,925.8
Domestic related parties	1.1	3.0
Foreign customers	2,144.7	2,146.0
Foreign related parties	64.7	250.8
	3,518.6	4,325.6
( - ) Adjustment to present value	(16.3)	(13.2)
( - ) Allowance for doubtful accounts	(406.5)	(432.0)

	3,095.8	3,880.4

Current	3,085.1	3,876.3
Non-current	10.7	4.1

Notes receivable	367.9	569.8
( - ) Adjustment to present value	(0.2)	(2.9)
( - ) Allowance for doubtful accounts	(32.2)	(32.4)

	335.5	534.5

Current	149.0	303.7
Non-current (1)	186.5	230.8

(1) Weighted average maturity of 3.38 years.

On December 31, 2016 notes receivable are comprised mainly by receivables from the (i) sale of Ana Rech assets to JBS, of R$52.6 and (ii) disposal of various other assets and farms, R$272.5.

Trade accounts receivable from related parties are disclosed in note 31 and refers to transactions with associates UP! in the domestic market and with joint venture SATS BRF in the foreign market.

The rollforward of allowance for doubtful accounts is presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.16	12.31.15
Beginning balance	(432.0)	(107.8)
Additions	(199.2)	(301.4)
Business combination (1)	(10.6)	-
Reversals	148.6	65.8
Write-offs	30.7	30.9
Exchange rate variation	56.0	(119.5)
Ending balance	(406.5)	(432.0)

(1) Balance arising from the business combination with Al Khan Foodstuff LLC (“AKF”), Eclipse Holding Cooperatief UA, Federal Foods Qatar and GFS Group.

The aging of trade accounts receivable is as follows:

	12.31.16	12.31.15
Current	2,389.9	3,483.4
Overdue
01 to 60 days	393.8	343.2
61 to 90 days	42.0	30.3
91 to 120 days	25.3	37.7
121 to 180 days	72.3	7.0
181 to 360 days	157.2	70.8
More than 361 days	438.1	353.2
( - ) Adjustment to present value	(16.3)	(13.2)
( - ) Allowance for doubtful accounts	(406.5)	(432.0)
	3,095.8	3,880.4

10.         INVENTORIES

	12.31.16	12.31.15
Finished goods	3,207.9	2,601.2
Work in process	172.8	157.8
Raw materials	900.8	620.7
Packaging materials	76.8	83.6
Secondary materials	265.3	341.7
Warehouse	205.7	173.1
Imports in transit	113.0	154.8
Other	6.7	14.8
(-) Provision for adjustment to realizable value	(93.5)	(20.0)
(-) Provision for deterioration	(26.2)	(49.6)
(-) Provision for obsolescense	(7.7)	(12.2)
(-) Adjustment to present value	(30.1)	(32.9)
	4,791.6	4,032.9

The write-offs of products sold from inventories to cost of sales for the year ended December 31, 2016 amounted to R$26,206.4 (R$22,107.7 in 2015 and R$20,497.4 in 2014). Such amounts include the additions and reversals of inventory provisions presented in the table below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Provision for adjustment to realizable value		Provision for deterioration		Provision for obsolescence		Total
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Beginning balance	(20.0)	(1.2)	(49.6)	(19.5)	(12.2)	(18.1)	(81.8)	(38.8)
Additions	(113.9)	(18.2)	(19.0)	(70.6)	(1.5)	(5.1)	(134.5)	(93.9)
Reversals	15.3	2.3	-	-	-	-	15.3	2.3
Write-offs	-	-	44.6	39.3	3.8	12.2	48.5	51.5
Exchange rate variation	25.1	(2.9)	(2.2)	1.2	2.2	(1.2)	25.1	(2.9)
Ending balance	(93.5)	(20.0)	(26.2)	(49.6)	(7.7)	(12.2)	(127.4)	(81.8)

On December 31, 2016 and 2015, there were no inventory items pledged as collateral.

11.         BIOLOGICAL ASSETS

	12.31.16	12.31.15

Live animals	1,644.9	1,329.9
Total current	1,644.9	1,329.9

Live animals	647.3	530.9
Forests	270.0	230.2
Total non-current	917.3	761.0
	2,562.3	2,090.9

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of biological assets is presented below:

	Current						Non-current
	Live animals				Total		Live animals					Forests			Total
	Poultry		Pork				Poultry		Pork		Cattle
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.15	12.31.16		12.31.15	12.31.16	12.31.15
Beginning balance	595.5	515.9	734.4	614.6	1,329.9	1,130.6	294.9	244.3	236.0	215.9	0.6	230.2		222.4	761.0	683.2
Additions/Transfer	246.4	183.1	1,686.0	1,234.6	1,932.4	1,417.6	45.0	32.1	191.2	142.0	-	37.5	(2)	-	273.7	174.1
Business combination (3)	-	-	17.9	-	17.9	-	24.0	-	5.8	-	-	-		-	29.7	-
Fair value measurement (1)	1,664.7	1,336.3	112.9	123.2	1,777.6	1,459.5	66.6	71.1	(63.0)	(62.1)	0.3	42.4		9.4	46.0	18.7
Harvest	-	-	-	-	-	-	-	-	-	-	-	(31.0)		(26.6)	(31.0)	(26.6)
Write-off	-	-	-	-	-	-	-	-	-	-	-	(8.8)		(2.4)	(8.8)	(2.4)
Transfer between current and non-current	72.3	52.6	70.7	59.8	143.0	112.4	(72.3)	(52.6)	(70.7)	(59.8)	-	-		-	(143.0)	(112.4)
Transfer to/from assets held for sale	-	-	-	-	-	-	(4.1)	-	-	-	-	(0.3)		27.3	(4.4)	27.3
Transfer to inventories	(1,804.8)	(1,492.3)	(1,745.1)	(1,297.8)	(3,550.0)	(2,790.1)	-	-	-	-	(0.9)	-		-	-	(0.9)
Exchange variation	(3.3)	(0.1)	(2.6)	-	(5.9)	(0.1)	(5.1)	-	(1.0)	-	-	-		-	(5.9)	-
Ending balance	770.8	595.5	874.3	734.4	1,644.9	1,329.9	349.0	294.9	298.3	236.0	-	270.0		230.2	917.3	761.0

(1)       The fair value measurement  of biological assets includes depreciation of breeding stock in the amount of R$680.9 (R$545.0 as of December 31, 2015).

(2)       Transfer from property, plant and equipment of R$37.5.

(3)       Balance arising from the business combination with Eclipse Holding Cooperatief UA (pork) and GFS Group (poultry).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The acquisitions of biological assets for            production (non-current) occur when the Company expects that the production plan cannot be met with its own animals. These acquisitions refer to immature animals in the beginning of the life cycle.

The living animals comprises poultry and pork and are segregated into consumable and for production.

The animals classified as consumables are those intended for slaughtering to produce in-natura meat or processed products. Until they reach the adequate weight for slaughtering, they are classified as immature. The slaughtering and production process occurs sequentially and in a very short period of time, so that only live animals ready for slaughtering are classified as mature.

The animals classified as for production (breeding stock) are those that produce other biological assets. Until they reach the age of reproduction they are classified as immature and when they are able to initiate the reproductive cycle, they are classified as mature.

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The quantities and balances of live animals are presented below:

	12.31.16		12.31.15
	Quantity (million of heads)	Value	Quantity (million of heads)	Value
Consumable biological assets
Immature poultry	202.5	770.7	180.0	595.5
Immature pork	3.8	874.2	3.5	734.4
Total current	206.3	1,644.9	183.5	1,329.9

Production biological assets
Immature poultry	6.7	119.9	6.7	108.8
Mature poultry	11.7	229.2	11.4	186.1
Immature pork	0.2	58.9	0.2	51.2
Mature pork	0.4	239.4	0.4	184.8
Total non-current	19.0	647.3	18.7	530.9
	225.3	2,292.3	202.2	1,860.8

12.         RECOVERABLE TAXES

	12.31.16	12.31.15
State ICMS ("VAT")	1,575.1	1,219.7
PIS and COFINS ("Federal Taxes to Social Fund Programs")	331.6	397.8
Income tax credits	433.7	416.6
IPI ("Federal VAT")	201.3	60.1
INSS ("Brazilian Social Security")	280.4	146.2
Other	95.9	131.5
(-) Provision for losses	(164.6)	(171.4)
	2,753.4	2,200.5

Current	1,234.8	1,231.8
Non-current	1,518.6	968.7

The rollforward of the provision for losses is presented below:

	State ICMS ("VAT")		PIS and COFINS ("Federal Taxes to Social Fund Programs")		Income and social contribution tax		IPI ("Federal VAT")		Other		Total
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Beginning balance	(113.9)	(169.5)	(25.1)	(31.5)	(9.0)	(9.0)	(14.7)	(14.7)	(8.7)	(8.5)	(171.4)	(233.2)
Additions	(28.2)	(17.6)	(0.2)	(14.5)	-	-	-	-	(0.3)	(0.7)	(28.7)	(32.8)
Write-offs	27.8	73.2	5.4	20.9	-	-	-	-	0.2	0.1	33.4	94.2
Exchange rate variation	-	-	-	-	-	-	-	-	2.1	0.4	2.1	0.4
Ending balance	(114.3)	(113.9)	(19.9)	(25.1)	(9.0)	(9.0)	(14.7)	(14.7)	(6.7)	(8.7)	(164.6)	(171.4)

12.1.     State ICMS (“VAT”)

Due to its (i) export activity, (ii) domestic sales that are subject to reduced tax rates and (iii) purchases of property, plant and equipment, the Company accumulates tax credits that are offset against debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS tax credits in the States of Mato Grosso do Sul, Paraná, Minas Gerais, Santa Catarina, Distrito Federal and Rio Grande do Sul, for which realization will occur based on a recoverability study prepared by Management.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.2.     PIS and COFINS

Tax credits on Contribution to the Social Integration Program (“PIS”) and Contribution to Social Fund Programs (“COFINS”) arise from purchases of raw materials used in the production of exported products or products that are taxed at zero rate, such as in-natura meat and margarine. The recovery of these tax credits can be achieved by offsetting them against domestic sales operations of taxed products and other federal taxes or compensation claims.

12.3.     Income tax credits

These correspond to withholding taxes on marketable securities, interest and prepayments of income and social contribution taxes, which are realizable by offsetting them against other federal taxes.

13.         ASSETS HELD FOR SALE

13.1.     Non-current assets held for sale

	12.31.15	Additions	Transfer from property, plant and equipment, net	Disposals	Exchange rate variation	12.31.16
Lands	12.2	-	5.7	(2.8)	-	15.1
Buildings and improvements	4.1	-	4.0	(2.3)	-	5.8
Machinery and equipment	0.5	-	16.3	(0.7)	(0.5)	15.6
Facilities	0.1	-	1.4	-	-	1.5
Furniture	-	-	0.1	-	-	0.1
Vehicles and aircraft	15.5	-	0.7	(15.9)	-	0.3
Forests	-	-	0.3	-	-	0.3
Provision for losses	-	(13.2)	-	-	0.6	(12.6)
	32.4	(13.2)	28.5	(21.7)	0.1	26.1

13.2.     Discontinued operations

On July 01, 2015, BRF concluded with Lactalis (“buyer”) the disposal of its manufacturing facilities of dairy segment and disclosed as discontinued operations.

The statements of income and cash flows from discontinued operations that represent the dairy segment performance are as follows.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.15	12.31.14
Net sales	1,122.8	2,720.4
Cost of sales	(905.8)	(2,111.5)
Gross Profit	217.0	608.9
Operating expenses:
Selling	(188.2)	(424.9)
General and administrative	(13.5)	(30.0)
Other operating expenses, net	(20.6)	(30.6)
Equity in income (loss) of associates	(1.9)	(2.8)
Income (Loss) Before Financial Expense	(7.2)	120.6
Financial expense	(0.3)	-
Income (Loss) Before Taxes	(7.5)	120.6
Income tax expenses	0.4	(30.8)
Net profit (Loss) from Discontinued Operations	(7.1)	89.8
Net operational gain from the sale of discontinued operations	190.2	-
Net operational income from discontinued operations	183.1	89.8

	12.31.15	12.31.14

Net profit from discontinued operations	183.1	89.8
Adjustments to reconcile net income to net cash provided by discontinued operations
Depreciation and amortization	4.0	67.5
Equity in income of affiliates	1.9	2.9
Deferred income tax	(8.9)	-
Gain on the disposal of discontinued operations	(190.2)	-
Trade accounts receivable	81.6	-
Inventories	(67.5)	-
Trade accounts payable	(54.6)	-
Other assets and liabilities	53.0	-
Net cash provided by discontinued operating activities	2.4	160.2

Investing activities from discontinued operations
Acquisition of property, plant and equipment	(12.3)	(51.2)
Net cash used in investing activities of continued operations	(12.3)	(51.2)

Proceeds from debt issuance	10.0	-
Advance for future capital increase	10.0	-
Net cash provided by financing activities from discontinued operations	20.0	-
Net increase in cash and cash equivalents	10.2	-
Net cash provided by discontinued operations	10.2	109.0

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.         INCOME AND SOCIAL CONTRIBUTION TAXES

14.1.     Deferred income and social contribution taxes

	12.31.16	12.31.15
Assets
Tax loss carryforwards (corporate income tax)	1,317.3	1,077.6
Negative calculation basis (social contribution tax)	376.6	400.1
	1,693.9	1,477.7
Temporary differences
Provisions for tax, civil and labor risks	268.2	220.0
Suspended collection taxes	22.1	63.0
Allowance for doubtful accounts	107.2	113.1
Provision for property, plant and equipment losses	3.2	5.5
Provision for losses on tax credits	51.3	52.8
Provision for other obligations	67.5	93.7
Employees' profit sharing	-	87.3
Provision for inventory losses	17.6	20.0
Employees' benefits plan	112.2	101.7
Business combination - Sadia (1)	329.0	451.2
Unrealized losses on derivatives financial instruments	133.3	105.4
Provision for losses - notes receivables	13.2	11.3
Other temporary differences	108.9	85.2
	2,927.6	2,887.9

Liabilities
Temporary differences
Business combination - Sadia (1)	(703.0)	(719.4)
Business combination - other companies (2)	(58.2)	(21.6)
Unrealized gains on derivative financial instruments	(78.3)	(28.0)
Difference between tax basis and accounting basis of goodwill amortization	(254.3)	(206.8)
Difference between tax depreciation rate and accounting depreciation rate (useful life)	(694.5)	(601.0)
Other temporary differences	(36.2)	(55.1)
	(1,824.5)	(1,631.9)

Total net deferred tax assets	1,103.1	1,256.0

Business combination - Dánica and Avex	(6.7)	(12.5)
Business combination - AFC	(34.4)	(45.2)
Business combination - AKF	(19.1)	(5.9)
Business combination - Federal Foods	(7.6)	(10.2)
Business combination - Invicta	(39.8)	(50.1)
Other - exchange rate variation	(48.6)	(64.4)
	(156.2)	(188.3)
Total deferred tax	947.0	1,067.7

(1)          The deferred tax asset on the business combination with Sadia is mainly calculated on the difference between the goodwill tax basis and goodwill accounting basis identified in the purchase price allocation. Deferred tax liability on business combination with Sadia is substantially represented by the fair value of property, plant and equipment, trademarks and contingent liabilities.

(2)          Deferred tax liabilities related to the business combinations with Quickfood (trademarks, customer relationship, Fair value of property, plant and equipment) and AFC (customer relationship).

The rollforward of deferred tax is set forth below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.16	12.31.15

Beginning balance	1,067.7	623.8
Deferred income taxes recognized in the income statement	104.1	406.6
Deferred income taxes - write-off dairy segment	-	(200.6)
Deferred income taxes recognized in other comprehensive income	(261.6)	328.1
Business combination	(20.8)	(39.2)
Exchange rate variation over deferred income taxes related to business combination	44.0	(30.3)
Other	13.6	(20.7)
Ending balance	947.0	1,067.7

Certain subsidiaries of the Company located in Brazil have tax loss carryforwards and negative basis of social contribution of R$5.0 and R$5.2, (R$16.4 and R$16.2 as of December 31, 2015), respectively, for which no deferred tax asset was recorded. If there was an expectation that such tax credits would be realized the amount recognized in the balance sheet would be R$1.7 (R$5.5 as of December 31, 2015).

14.2.      Estimated time of realization

Deferred tax arising from temporary differences will be realized as they are settled or realized. The period of the settlement or realization of such differences would not be properly estimated as it is subject to several factors that are not under control of Management.

When assessing the likelihood of the realization of deferred tax assets on income tax loss carryforward and negative calculation basis of social contribution tax, Management considers the Company’s budget, strategic plan and projected taxable income. Based on this estimate, Management believes that it is more likely than not that the deferred tax will be realized, as shown below:

Consolidated
2017	166.3
2018	298.4
2019	362.6
2020	394.4
2021 onwards	472.2
1,693.9

14.3.     Income and social contribution taxes reconciliation

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.16	12.31.15	12.31.14

Income before taxes from continued operations	(317.5)	2,558.2	2,487.6
Nominal tax rate	34%	34%	34%
Credit (expense) at nominal rate	107.9	(869.8)	(845.8)

Reconciling itens
Income (loss) from associates and joint venture	10.0	(35.3)	8.7
Exchange rate variation on net foreign assets	(224.6)	460.2	43.1
Difference of tax rates on results of foreign subsidiaries	(105.4)	641.5	150.4
Interest on shareholders' equity	174.5	305.7	250.8
Taxation of foreign results	(39.5)	(54.6)	-
Stock options	(14.8)	(20.0)	(7.0)
Transfer pricing	(1.5)	(8.4)	(2.7)
Profit sharing	(0.8)	(10.5)	(9.0)
Penalties	(7.9)	(4.2)	(15.1)
Investment grant	41.7	44.8	47.7
Other permanent differences	10.5	(59.8)	26.3
	(49.9)	389.6	(352.6)

Current income tax	(154.0)	(17.1)	(117.4)
Deferred income tax	104.1	406.6	(235.2)
	(49.9)	389.6	(352.6)

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	12.31.16	12.31.15	12.31.14
Taxable income (loss) from foreign subsidiaries	(1,289.8)	2,064.7	576.0
Current income tax expense reported by foreign subsidiaries	(58.2)	(41.0)	(37.6)
Deferred income tax from foreign subsidiaries	348.1	5.8	(8.3)

The Company has determined that the earnings recorded by the holdings of its wholly-owned subsidiaries located abroad will not be redistributed.

Such resources will be used for investments in the subsidiaries, and thus no deferred income tax was recognized. The undistributed earnings corresponds to R$3,317.1 as of December 31, 2016 (R$4,950.0 as of December 31, 2015).

Brazilian income taxes are subject to review for a five-year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties. The subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

15.         JUDICIAL DEPOSITS

The rollforward of the judicial deposits is presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Tax		Labor		Civil, commercial and other		Total
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Beginning balance	376.7	352.2	311.3	231.4	44.1	32.1	732.1	615.7
Additions	82.7	28.2	161.6	131.6	5.5	8.8	249.8	168.6
Business combination (1)	0.2	-	-	-	-	-	0.2	-
Reversals	(4.8)	(31.5)	(20.7)	(15.9)	(3.9)	(0.2)	(29.4)	(47.6)
Write-offs	(184.4)	(4.6)	(97.8)	(59.6)	(6.1)	(0.1)	(288.3)	(64.3)
Price index update	42.1	32.4	25.6	24.6	3.1	3.5	70.8	60.5
Exchange rate variation	-	-	(2.6)	(0.9)	-	-	(2.6)	(0.9)
Ending balance	312.5	376.7	377.4	311.2	42.7	44.2	732.6	732.1

(1)         Balance arising from the business combination with Eclipse Holding Cöoperatief UA.

16.         RESTRICTED CASH

			Average interest rate (p.a.)
	Maturity (1)	Currency		12.31.16	12.31.15

Bank deposit certificates (2)	0.48	R$	13.48%	384.4	337.0
National treasury certificates (3)	3.21	R$	19.19%	171.4	142.8
Bank deposit (4)	-	US$	-	90.1	1,346.3
				645.9	1,826.1

Current				218.3	1,346.3
Non-current				427.6	479.8

(1)    Weighted average maturity in years.

(2)    The deposit was pledged as collateral in the disposal of the dairy segment to Groupe Lactalis (“Parmalat”).

(3)    The national treasury certificates, which mature in 2020, are pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”) (note 20).

(4)    Deposit linked to operations in the international market.

17.         INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

17.1.     Investments breakdown

	12.31.16	12.31.15
Investment in associates and joint ventures	51.7	102.5
Goodwill SATS BRF	5.6	6.8
Goodwill AKF	-	75.1
	57.3	184.4
Other investments	1.4	1.5
	58.7	185.9

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The exchange rate variation on the investments in foreign subsidiaries, whose functional currency is Brazilian Reais, resulted in a loss of R$660.5 for the year ended December 31, 2016, which was recognized as financial expense (a gain of R$1,353.5 was recognized in 2015 and a gain of R$126.7 was recognized in 2014 as financial income).

On December 31, 2016, these associates, affiliates and joint ventures do not have any significant restriction to transfer dividends or repay their loans or advances to the Company.

17.2.     Summary of financial information in associate

	K&S(1)		Minerva	Nutrifont	PP-BIO		PR-SAD		UP!		Total
	12.31.16	12.31.15	12.31.15	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Current assets	-	54.7	-	-	-	-	-	-	51.0	79.3
Non-current assets	-	13.2	-	-	5.9	5.0	13.1	10.3	0.2	0.2
Current liabilities	-	(22.3)	-	-	-	-	-	-	(51.2)	(79.5)
Non-current liabilities	-	(0.9)	-	-	-	-	-	-	-	-
Shareholder's equity	-	44.7	-	-	5.9	5.0	13.1	10.3	-	-

% of participation	0.00%	49.00%	15.11%	50.00%	33.33%	33.33%	33.33%	33.33%	50.00%	50.00%

Book value of investment	-	21.9	-	-	2.0	1.7	4.4	3.4	-	-	6.4	27.0

Dividends declared	-	1.4	-	-	-	-	-	-	26.9	26.0	26.9	27.4

	K&S(1)		Minerva (2)	Nutrifont	PP-BIO		PR-SAD		UP!
	12.31.16	12.31.15	12.31.15	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Net revenues	24.8	105.3	4,049.5	-	-	-	-	-	191.3	192.2
Net income (loss)	4.7	11.7	(830.2)	(2.6)	-	-	-	-	53.8	52.0

Equity pick-up	2.3	5.7	(131.9)	(1.3)	-	-	-	-	26.9	26.0	29.2	(101.5)

(1)     On March 18, 2016, the Company acquired the control and total shares, being treated as wholly-owned subsidiary as from this date.

(2)     Refers to equity pick up loss booked through October 29, 2015 when the carrying amount of the investment was reclassified to available for sale securities as it was no longer qualified as investment in associate upon management decision to dispose of the stocks of Minerva.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.3.   Summary of financial information of joint ventures

	AKF (1)		SATS BRF		Total
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Assets
Current	-	138.1	165.1	253.4
Cash and cash equivalents	-	27.5	35.1	84.1
Prepaid expenses	-	1.6	1.5	0.4
Other current assets	-	109.0	128.4	168.9
Non-current	-	9.1	11.3	14.4
Liabilities
Current	-	(105.3)	(83.8)	(145.5)
Trade accounts payable	-	(4.5)	(32.3)	(126.9)
Tax payable	-	(6.0)	-	-
Other current liabilities	-	(94.8)	(51.4)	(18.6)
Non-current	-	(3.2)	-	-
Deferred taxes	-	(3.2)	-	-
Shareholder's equity	-	38.7	92.6	122.3

% of equity interest	0.00%	40.00%	49.00%	49.00%

Book value of investment	-	15.5	45.4	59.9	45.4	75.5

	AKF		SATS BRF		Total
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Net sales	223.6	347.8	648.8	370.4
Depreciation and amortization	(0.7)	(3.4)	(1.6)	(0.1)
Financial expense	-	(0.6)	(2.1)	-
Income (loss) before taxes	9.0	9.8	(7.2)	(9.8)
Net income (loss)	9.0	9.8	(7.2)	(9.8)

% of equity interest	40.00%	40.00%	49.00%	49.00%

Equity pick-up	3.6	3.9	(3.5)	(4.8)	0.1	(0.9)

(1)       On June 20, 2016, the Company acquired the control, and started consolidating this investment as of that date.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

18.         PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment rollforward is presented below:

	Weighted average depreciation rate (p.a.)	12.31.15	Additions	Business combinations (2)	Disposals	Reversals	Transfers (1)	Exchange rate variation	12.31.16
Cost
Land	-	584.7	0.5	33.2	(37.5)	-	12.4	(17.4)	575.9
Buildings and improvements	-	5,437.9	18.7	175.3	(127.3)	-	285.3	(141.3)	5,648.6
Machinery and equipment	-	7,027.1	142.2	304.9	(182.9)	-	864.8	(162.0)	7,994.1
Facilities	-	1,854.5	1.9	53.2	(13.2)	-	210.6	(59.1)	2,047.9
Furniture	-	137.9	3.1	12.6	(15.4)	-	14.9	10.4	163.5
Vehicles	-	20.3	0.1	10.7	(5.0)	-	2.6	(1.4)	27.3
Construction in progress	-	789.8	1,517.0	4.7	-	-	(1,376.3)	(49.2)	886.0
Advances to suppliers	-	18.8	40.4	0.2	-	-	(43.2)	(0.1)	16.1
		15,871.0	1,723.9	594.8	(381.3)	-	(28.9)	(420.1)	17,359.4

Depreciation
Buildings and improvements	3.03%	(1,525.9)	(163.8)	(76.0)	35.3	-	6.4	29.6	(1,694.4)
Machinery and equipment	5.89%	(2,786.0)	(464.0)	(155.6)	128.7	-	0.4	82.6	(3,193.9)
Facilities	3.79%	(549.9)	(85.1)	(29.3)	6.9	-	-	11.1	(646.3)
Furniture	8.02%	(64.7)	(11.8)	(8.3)	9.7	-	0.1	8.5	(66.5)
Vehicles	20.06%	(9.0)	(2.7)	(8.6)	4.4	-	2.5	1.3	(12.1)
		(4,935.5)	(727.4)	(277.8)	185.0	-	9.4	133.1	(5,613.2)
Provision for losses		(19.8)	(17.2)	-	-	37.0	-	-	-
		10,915.8	979.3	317.0	(196.3)	37.0	(19.5)	(287.0)	11,746.2

(1)     Refers to the transfer of R$53.3 to intangible assets, R$37.5 to biological assets and R$28.3 to assets held for sale.

(2)     Balance arising from business combination with Al Khan Foodstuff LLC (“AKF”), Eclipse Holding Cooperatief UA, GFS Group, K&S and Universal Meats UK.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company has fully depreciated items that are still operating, which are set forth below:

	12.31.16	12.31.15
Cost
Buildings and improvements	122.2	170.0
Machinery and equipment	674.3	752.5
Facilities	74.4	102.0
Furniture	20.1	19.3
Vehicles	5.0	4.2
Others	49.5	56.2
	945.5	1,104.2

During year ended December 31, 2016, the Company capitalized interest in the amount of R$59.1 (R$24.3 as of December 31, 2015). The weighted average interest rate utilized to determine the capitalized amount was 10.56% (5.70% as of December 31, 2015).

On December 31, 2016, except for the built to suit agreement mentioned in note 24.2, the Company had no commitments assumed related to acquisition or construction of property, plant and equipment items.

The property, plant and equipment items that are pledged as collateral for transactions of different natures are presented below:

		12.31.16	12.31.15
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Tax	258.9	217.4
Buildings and improvements	Financial/Tax	1,253.6	1,522.5
Machinery and equipment	Financial/Labor/Tax/Civil	2,129.4	1,774.8
Facilities	Financial/Tax	523.3	493.1
Furniture	Financial/Tax	23.6	27.0
Vehicles	Financial/Tax	1.0	2.3
Others	Financial/Tax	66.5	70.1
		4,256.3	4,107.2

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.         INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

	Weighted average amortization rate (p.a.)	12.31.15	Additions	Disposals	Business combination	Transfers	Exchange rate variation	12.31.16
Cost
Non-compete agreement	-	15.6	18.6	(0.3)	-	27.4	(10.3)	51.0
Goodwill	-	2,778.1	-	-	2,557.9	(432.1)	(560.4)	4,343.5
AKF	-	-	-	-	136.5	11.0	(18.0)	129.5
Alimentos Calchaquí	-	-	-	-	397.8	-	(55.8)	342.0
Ava	-	49.4	-	-	-	-	-	49.4
Avex	-	27.6	-	-	-	-	(8.8)	18.8
BRF AFC	-	196.1	-	-	-	-	(33.4)	162.7
BRF Holland B.V.	-	27.8	-	-	-	-	(5.3)	22.5
BRF Invicta	-	170.7	-	-	-	-	(51.7)	119.0
Dánica	-	7.0	-	-	-	-	(2.2)	4.8
Eclipse Holding Cooperatief	-	-	-	-	230.5	0.3	(20.9)	209.9
Eleva Alimentos	-	808.1	-	-	-	-	-	808.1
Federal Foods LLC	-	84.4	-	-	-	-	(13.9)	70.5
Federal Foods Qatar L.L.C	-	-	-	-	564.2	(182.9)	(72.9)	308.4
GFS Group	-	-	-	-	1,079.4	(199.1)	(195.8)	684.5
GQFE - Golden Quality Foods Europe	-	-	-	-	3.1	-	(0.7)	2.4
Incubatório Paraíso	-	0.7	-	-	-	-	-	0.7
Invicta Food Group	-	0.9	-	-	-	-	(0.3)	0.6
Paraíso Agroindustrial	-	16.8	-	-	-	-	-	16.8
Perdigão Mato Grosso	-	7.6	-	-	-	-	-	7.6
Quickfood	-	167.0	-	-	-	-	(53.2)	113.8
Sadia	-	1,214.0	-	-	-	-	-	1,214.0
Universal Meats Ltd.	-	-	-	-	146.4	(61.4)	(27.4)	57.6
Import quotas	-	62.3	-	-	-	17.5	(21.6)	58.2
Outgrowers relationship	-	14.2	0.5	-	-	-	-	14.7
Trademarks	-	1,372.0	-	-	-	5.9	(64.7)	1,313.2
Patents	-	4.8	2.4	-	0.6	-	(0.9)	6.9
Customer relationship	-	620.8	-	-	-	370.6	(176.2)	815.2
Supplier relationship	-	9.7	-	(6.5)	-	16.2	(4.8)	14.6
Software	-	462.9	41.2	(43.3)	5.7	53.5	(15.7)	504.3
		5,340.4	62.7	(50.1)	2,564.2	59.0	(854.6)	7,121.6

Amortization
Non-compete agreement	30.07%	(0.7)	(7.8)	0.3	-	-	0.6	(7.6)
Import quotas	50.00%	-	(25.6)	-	-	-	3.9	(21.7)
Outgrowers relationship	12.50%	(5.8)	(1.9)	-	-	-	-	(7.7)
Patents	24.07%	(3.0)	(1.1)	-	(0.6)	-	0.8	(3.9)
Customer relationship	7.71%	(49.8)	(47.3)	-	-	(2.7)	18.5	(81.3)
Supplier relationship	42.00%	(9.7)	-	6.5	-	-	1.2	(2.0)
Software	20.00%	(260.5)	(109.9)	41.1	(3.2)	(0.1)	7.8	(324.8)
		(329.5)	(193.6)	47.9	(3.8)	(2.8)	32.8	(449.0)
		5,010.9	(130.9)	(2.2)	2,560.4	56.2	(821.8)	6,672.6

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Weighted average amortization rate (p.a.)	12.31.14	Additions	Disposals	Business combination	Transfers	Exchange rate variation	12.31.15
Cost
Goodwill	-	2,525.3	-	-	330.8	(196.2)	118.2	2,778.1
Ava	-	49.4	-	-	-	-	-	49.4
Avex	-	29.0	-	-	-	-	(1.4)	27.6
BRF AFC	-	138.3	-	-	-	-	57.7	196.0
BRF Invicta	-	-	-	-	330.0	(196.2)	36.9	170.7
Dánica	-	7.4	-	-	-	-	(0.4)	7.0
Eleva Alimentos	-	808.1	-	-	-	-	-	808.1
Federal Foods	-	57.4	-	-	-	-	27.0	84.4
Incubatório Paraíso	-	0.7	-	-	-	-	-	0.7
Invicta Food Group	-	-	-	-	0.8	-	0.1	0.9
Paraíso Agroindustrial	-	16.8	-	-	-	-	-	16.8
Perdigão Mato Grosso	-	7.6	-	-	-	-	-	7.6
BRF Holland B.V.	-	21.1	-	-	-	-	6.7	27.8
Quickfood	-	175.6	-	-	-	-	(8.6)	167.0
Sadia	-	1,214.0	-	-	-	-	-	1,214.0
Non-compete agreement	-	0.3	21.1	(0.4)	-	-	(5.4)	15.6
Import quotas	-	-	-	-	-	48.8	13.5	62.3
Outgrowers relationship	-	13.7	0.5	-	-	-	-	14.2
Trademarks	-	1,267.9	146.0	-	-	-	(41.9)	1,372.0
Patents	-	4.8	-	-	-	-	-	4.8
Customer relationship	-	351.4	-	-	-	147.4	122.0	620.8
Supplier relationship	-	10.1	-	-	-	-	(0.4)	9.7
Software	-	453.6	37.8	(108.9)	-	74.1	6.3	462.9
		4,627.1	205.4	(109.3)	330.8	74.1	212.3	5,340.4

Amortization
Non-compete agreement	30.07%	(0.3)	(1.1)	0.4	-	-	0.3	(0.7)
Outgrowers relationship	12.50%	(4.0)	(1.8)	-	-	-	-	(5.8)
Patents	17.33%	(2.3)	(0.7)	-	-	-	-	(3.0)
Customer relationship	7.71%	(21.4)	(31.2)	-	-	-	2.8	(49.8)
Supplier relationship	42.00%	(7.6)	(2.8)	-	-	-	0.7	(9.7)
Software	20.00%	(262.9)	(99.6)	108.3	-	(3.6)	(2.7)	(260.5)
		(298.5)	(137.2)	108.7	-	(3.6)	1.1	(329.5)
		4,328.6	68.2	(0.6)	330.8	70.5	213.4	5,010.9

Amortization of outgrowers relationship and suppliers relationship are recognized as cost of sales and the amortization of customer relationship is recognized in selling expenses, while non-compete agreement, patents and software amortization is recorded according to its use as cost of sales, administrative or selling expenses.

Trademarks contemplate acquired brands as well as brands arising from the business combination with Sadia, Quickfood and Avex and are considered as having indefinite useful life as they are expected to indefinitely contribute to the Company’s cash flows.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill and intangible assets with indefinite useful life (trademarks) are allocated to cash-generating units as disclosed in note 5.

The Company annually performs an impairment test of its assets through the discounted cash flow method. In 2016, BRF used its strategic plan as a basis for the test, which considers the future cash flows until 2018 and perpetuity from 2019, based on historical information and market projections of government agencies and associations, such as the International Monetary Fund (IFM), Brazilian Central Bank (BACEN), among others. In the Management’s opinion, the use of a three-year projection period is adequate as it provides more reliable information.

Management adopted the weighted average cost of capital - WACC - as the discounted rate for developing the discount cash flows ranging from 7.0% to 13.4% p.a., according to each operating segment. The Management also adopted the assumptions shown in the table below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	2017	2018	2019
PIB Brazil	1.50%	3.33%	3.33%
Inflation Brazil	4.90%	4.67%	4.67%

The rates above are pre tax rates.

Management has also prepared a sensitivity analysis considering the variations in the EBIT margin and WACC as presented below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	-1.0%
BRAZIL
WACC (1)	14.3%	13.3%	12.3%
EBIT MARGIN	14.3%	13.3%	12.3%

EUROPE
WACC (1)	8.0%	7.0%	6.0%
EBIT MARGIN	9.9%	8.9%	7.9%

MENA
WACC (1)	8.2%	7.2%	6.2%
EBIT MARGIN	16.3%	15.3%	14.3%

ASIA
WACC (1)	8.0%	7.0%	6.0%
EBIT MARGIN	19.0%	18.0%	17.0%

AFRICA
WACC (1)	12.1%	11.1%	10.1%
EBIT MARGIN	16.8%	15.8%	14.8%

LATAM
WACC (1)	14.4%	13.4%	12.4%
EBIT MARGIN	12.4%	11.4%	10.4%

(1)       WACC in Reais for the Brazil segment and in USD for the other segments.

Based on the above scenarios, the Company has determined that no impairment loss should be recognized.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.         LOANS AND FINANCING

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	Current	Non-current	12.31.16	Current	Non-current	12.31.15
Local currency

Working capital	8.90% (7.24% on 12.31.15)	8.90% (7.24% on 12.31.15)	0.4	1,326.1	-	1,326.1	1,169.6	-	1,169.6

Securitization of agribusiness receivables	96.50% of CDI / IPCA + 5,90% (96.90% of CDI on 12.31.15)	13.43% (13.67% on 12.31.15)	3.5	168.1	3,462.0	3,630.1	33.1	992.2	1,025.3

Development bank credit lines	Fixed rate / Selic / TJLP + 0.75% (Fixed rate/Selic / TJLP + 1.00% on 12.31.15)	7.93% (4.57% on 12.31.15)	0.9	381.3	499.7	881.0	217.4	508.9	726.3

Bonds	7.75% (7.75% on 12.31.15)	7.75% (7.75% on 12.31.15)	1.4	4.1	498.8	502.9	4.1	497.9	502.0

Export credit facility	13.68% (0.00% on 12.31.15)	13.68% (0.00% on 12.31.15)	2.2	72.3	1,850.0	1,922.3	-	-	-

Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.15)	12.09% (15.44% on 12.31.15)	3.2	3.6	248.0	251.6	3.3	231.5	234.8

Other secured debts	8.50% (8.14% on 12.31.15)	8.50% (8.14% on 12.31.15)	2.2	32.3	97.3	129.6	32.6	127.1	159.7

Fiscal incentives	2.40% (2.40% on 12.31.15)	2.40% (2.40% on 12.31.15)	0.5	0.1	-	0.1	1.9	-	1.9

				1,987.9	6,655.8	8,643.7	1,462.0	2,357.6	3,819.6

Foreign currency

Bonds	4.71% (5.23% on 12.31.15) + e.r. US$, EUR and ARS	4.71% (5.23% on 12.31.15) + e.r. US$, EUR and ARS	6.7	489.2	8,004.4	8,493.6	159.4	8,628.4	8,787.8

Export credit facility	LIBOR + 2.71% (LIBOR + 2.15% on 12.31.15) + e.r. US$	3.85% (2.85% on 12.31.15) + e.r. US$	1.5	312.2	998.4	1,310.6	598.8	1,553.5	2,152.3

Advances for foreign exchange rate contracts	2.39% (1.76% on 12.31.15) + e.r. US$	2.39% (1.76% on 12.31.15) + e.r. US$	0.1	212.9	-	212.9	391.1	-	391.1

Development bank credit lines	UMBNDES + 2.10% (UMBNDES + 2.26% on 12.31.15) + e.r. US$ and other currencies	6.24% (6.34% on 12.31.15) + e.r. US$ and other currencies	0.9	5.9	3.0	8.9	12.6	11.6	24.2

Other secured debts	15.01% (15.09% on 12.31.15) + e.r. ARS	15.01% (15.09% on 12.31.15) + e.r. ARS	0.1	0.8	-	0.8	3.5	-	3.5

Working capital	14.28% (22.00% on 12.31.15) + e.r. ARS / + e.r US$	14.28% (22.00% on 12.31.15) + e.r. ARS / + e.r US$	0.8	236.1	55.8	291.9	0.7	-	0.8

				1,257.1	9,061.6	10,318.7	1,166.1	10,193.5	11,359.7
				3,245.0	15,717.4	18,962.4	2,628.2	12,551.1	15,179.3

(1) Weighted average maturity in years.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.1.     Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

Working capital in foreign currency: Refers to credit lines utilized primarily to short term working capital needs and import operations of subsidiaries located in Argentina. The loans are denominated in Argentine Pesos and mature in 2017.

20.2.     Securitization of Agribusiness Receivables (“CRA”)

On September 29, 2015, BRF completed the securitization of receivables of R$1,000.0, which will mature on October 01, 2018, bears interest equivalent to and 96.90% p.a. of the DI rate, payable every each 9 months. The receivables arise from the Company’s exports contracted with BRF Global GmbH.

On April 19, 2016, BRF completed the securitization of receivables of R$1,000.0, which will mature on April 19, 2019 and bears interest equivalent to 96.50% p.a. of the DI rate, payable every each 9 months. The receivables arise from the Company’s exports contracted with BRF Global GmbH.

On December 16, 2016, BRF completed the securitization of receivables of the 1st and 2nd series of the 1st Issue by Vert Companhia Securitizadora, in the amount of R$1,500.0. The 1st serie bears interest of 96.00% p.a. of the DI rate, with will mature on December 16, 2020 and payable every each 8 months. The 2nd serie bears interest of 5.8970% p.a. and is updated by the IPCA (“Índice Nacional de Preços ao Consumidor Amplo”), and matures on December 18, 2023 and payable every each 16 or 18 months. The receivables arise from the Company’s exports contracted with BRF Global GmbH and BRF Foods GmbH.

20.3.     Development bank credit lines

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were obtained for the acquisition of equipment and expansion of facilities.

FINEM: Credit lines of Financing for Enterprises ("FINEM") which are subject to the variations of UMBNDES, TJLP and SELIC currency basket. The principal and interest are paid in monthly installments, with maturities between 2017 and 2020 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

FINEP: Credit lines of Financial of Studies and Projects (“FINEP”) obtained with reduced charges for projects of research, development and innovation, with maturities dates between 2017 and 2019.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.4.     Bonds

Sadia Overseas Bonds 2017: In the total value of US$250.0, such bonds are guaranteed by BRF, with an interest rate of 6.88% p.a. and maturing on May 24, 2017. On June 20, 2013, US$29.3 of these senior notes was exchanged by Senior Notes BRF 2023 and on May 15, 2014, US$61.0 was repurchased with part of the proceeds obtained from Senior Notes BRF 2024. On May 28, 2015, the Company concluded a Tender Offer and repurchased US$47.0 of these bonds, such that the outstanding balance amounted to US$112.8 and the premium paid, net of interest, was US$4.7 (equivalent of R$14.6).

Senior Notes BRF 2018: On May 15, 2013, BRF completed an international offering of (i) 5 year bonds in the aggregate amount of R$500.0 (the “BRL Bonds”) which will mature on May 22, 2018 (“Senior Notes BRF 2018”), issued with a coupon (interest) of 7.75% p.a. (yield to maturity 7.75%), payable semi-annually as from November 22, 2013.

BFF Notes 2020: On January 28, 2010, BFF International Limited issued senior notes of US$750.0, which are guaranteed by BRF, with a nominal interest rate of 7.25% p.a. and effective rate of 7.54% p.a. maturing on January 28, 2020. On June 20, 2013, US$120.7 of these senior notes was exchanged by Senior Notes BRF 2023 and on May 15, 2014, US$409.6 was repurchased with part of the proceeds obtained from the Senior Notes BRF 2024. On May 28, 2015, the Company concluded a Tender Offer and repurchased US$101.4 of these bonds such that the outstanding balance amounted to US$118.3 and the premium paid, net of interest, was US$16.0 (equivalent to R$52.0). On September 14, 2016, the Company concluded a Tender Offer and repurchased US$32.2 (equivalent to R$104.9) of these bonds. The premium paid, net of interest, was US$4.1 (equivalent to R$13.4) and recorded as a financial expense.

Senior Notes BRF2022: On June 6, 2012, BRF issued senior notes of US$500.0, with nominal interest rate of 5.88% p.a. and an effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012 the Company reopened this transaction for an additional amount of R$ 250.0, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. On May 28,2015, the Company concluded a Tender Offer and repurchased US$577.1 of these bonds such that the outstanding balance amounted to US$172.9 and the premium paid, net of interest, was US$79.4 (equivalent to R$258.6). On September 14, 2016, the Company concluded a Tender Offer and repurchased US$54.2 (equivalent to R$176.7) of these bonds. The premium paid, net of interest, was US$5.7 (equivalent to R$18.6) and recorded as a financial expense.

Senior Notes BRF 2022 (“Green Bonds”): On May 29, 2015, BRF concluded a Senior Notes offer of 7 (seven) year of EUR500.0, which will mature on May 03, 2022 (“Senior Notes BRF 2022”), issued with a coupon (interest) of 2.75% p.a. (yield to maturity 2.822%), payable annually as from June 03, 2016.

Senior Notes BRF 2023: On May 15, 2013, BRF completed international offerings of (i) 10 year bonds in the aggregate amount of US$500.0 (the “USD Bonds”), which will mature on May 22, 2023 (“Senior Notes BRF 2023”), issued with a coupon (interest) of 3.95% per year (yield to maturity 4.135%), payable semi-annually as from November 22, 2013.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Senior Notes BRF 2024: On May 15, 2014, BRF completed international offerings of 10 year bonds in the aggregate amount of US$750.0 (“Senior Notes BRF 2024”), which will mature on May 22, 2024, issued with a coupon (interest) of 4.75% p.a. (yield to maturity 4.952%), payable semi-annually as from November 22, 2014.

Senior Notes BRF 2026: On September 29, 2016, BRF concluded a Senior Notes offer of 10 years of US$500.0, with will mature on September 29, 2026, issued with a coupon (interest) of 4.35% p.a. (yield to maturity de 4.625%), payable semi-annually as from March 29, 2017.

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

Export credit notes: The Company entered into export credit notes contracts indexed to the CDI, maturity in 2017. The Company must subsequently verify by the account receivable related to the exports of its products.

20.6.     Special Program Asset Recovery (“PESA”)

The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) promoted by the federal government and securitized by commercial financial institutions. Such loan facility is subject to the variations of the General Market Price Index (“IGPM”) plus interest of 4.90% p.a. The principal is payable in a single installment and the maturity date is 2020, being secured by endorsements and pledges of public debt securities (note 16).

20.7.     Credit line (“Revolver Credit Facility”)

With the purpose of improving its financial liquidity, the Company and its wholly-owned subsidiary BRF Global GmbH obtained a credit line Revolver Credit Facility ("Revolver Credit Facility") of US$1,000.0, with a maturity date in May 2019, from a syndicate comprised of 28 banks. The transaction was structured to allow the Company to utilize the credit line at any time, during the contracted period. As of December 31, 2016, the Company has not used this credit facility.

20.8.     Loans and financing maturity schedule

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The maturity schedule of the loans and financing balance is as follows:

12.31.16
2017	3,245.0
2018	2,674.4
2019	3,188.7
2020	1,412.7
2021 onwards	8,441.6
18,962.4

20.9.     Guarantees

	12.31.16	12.31.15
Total of loans and financing	18,962.4	15,179.3
Mortgage guarantees	1,019.6	912.0
Related to FINEM-BNDES	771.3	583.4
Related to FNE-BNB	129.6	159.6
Related to tax incentives and other	118.7	169.0

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in the Company´s integration system, targeting the reduction of the emission of Greenhouse Gases. These guarantees totaled R$28.4 on December 31, 2016 (R$39.1 as of December 31, 2015).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The guarantee totaled R$138.5 as of December 31, 2016 (R$208.8 as of December 31, 2015).

On December 31, 2016, the Company contracted bank guarantees of R$1,934.5 (R$2,086.6 as of December 31, 2015), which were offered as guarantee mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 0.90% p.a. (0.91% p.a. as of December 31, 2015).

20.10.  Commitments

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.16
2017	4,814.6
2018	503.2
2019	330.1
2020	219.5
2021 onwards	323.1
6,190.5

21.         TRADE ACCOUNTS PAYABLE

	12.31.16	12.31.15
Domestic suppliers
Third parties	4,148.1	3,263.2
Related parties	13.1	23.4
	4,161.2	3,286.6

Foreign suppliers
Third parties	1,727.5	1,496.8
	1,727.5	1,496.8

(-) Adjustment to present value	(48.9)	(38.4)
	5,839.8	4,745.0

For the year ended December 31, 2016, the average payment period is 99 days (96 days on December 31, 2015).

As of December 31, 2016, R$1,556.5 (R$1,070.6 as of December 31, 2015) included in the trade accounts payable balance relates to supply chain financing transactions under which there were no changes in the payment terms and prices negotiated with the suppliers.

The information on accounts payable involving related parties is presented in note 31. The trade accounts payable to related parties refer to transactions with associate UP! in Brazil.

22.         SUPPLY CHAIN FINANCE

	12.31.16	12.31.15
National suppliers	1,007.1	685.6
Foreign suppliers	328.5	489.0
	1,335.6	1,174.6

The Company has entered into supply chain finance transactions with first-class financial institutions in order to extend the payment terms of its purchases of raw material, machinery and equipment, and other inputs from domestic and foreign suppliers. As such, these transactions are presented in a specific line of the operating cash flows in 2016 and 2015.

BRF S.A.

Notes to Consolidated Financial Statements

 Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2016, the discount rates applied to the transactions in the domestic market range from 1.08% to 1.33% p.m. (1.10% to 1.34% p.m. on December 31, 2015).

On December 31, 2016, the discount rates applied to the transactions in the foreign market range from 2.06% to 3.03% p.a. (1.50% to 2.51% p.a. on December 31, 2015).

23.         OTHER FINANCIAL ASSETS AND LIABILITIES

	12.31.16	12.31.15

Derivatives designated as cash flow hedges
Assets
Non-deliverable forward (NDF)	76.3	2.2
Currency option contracts	118.7	96.2
Non-deliverable forward of commodities (NDF)	2.4	-
	197.4	98.4

Liabilities
Non-deliverable forward (NDF)	(1.8)	(66.7)
Commodities (soy meal) non-deliverable forward (NDF)	(0.9)	-
Currency option contracts	(35.1)	(217.1)
Deliverable forwards contracts	(0.3)	(33.8)
Commodities (corn) non-deliverable forward (NDF)	(0.6)	(11.7)
Exchange rate contracts currency (Swap)	(184.2)	(326.7)
	(222.9)	(656.0)

Non derivatives designated as cash flow hedges
Assets
Non-deliverable forward of currency (NDF)	-	10.7
Non-deliverable forward of commodities (NDF)	-	2.2
Exchange rate contracts currency (Swap)	0.4	3.5
Dollar future contracts - BM&FBOVESPA	-	14.6
	0.4	31.0

Liabilities
Non-deliverable forward of currency (NDF)	(83.0)	(3.9)
Exchange rate contracts currency (Swap)	(218.5)	(6.7)
Dollar future contracts - BM&FBovespa	(5.2)	-
	(306.7)	(10.6)

Current assets	198.0	129.4
Current liabilities	(529.6)	(666.6)

The collateral given in the transactions presented above are disclosed in note 8.

24.         LEASES

The Company is lessee in several contracts, which can be classified as operating or finance lease.

24.1.     Operating lease

The minimum future payments of non-cancellable operating lease are presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.16
2017	345.3
2018	103.7
2019	46.7
2020	23.2
2021 onwards	67.3
586.2

The payments of operating lease agreements recognized as expense in the year ended December 31, 2016 amounted to R$308.3 (R$296.0 in 2015 and R$247.7 in 2014).

24.2.     Finance lease

The Company enters into finance leases mainly for the acquisitions of machinery, equipment, vehicles, software and buildings as presented below:

	Weighted average interest rate (p.a.) (1)	12.31.16	12.31.15
Cost
Machinery and equipment		115.8	37.1
Software		78.7	73.0
Vehicles		0.5	-
Land		1.7	-
Buildings		144.4	128.9
		341.1	239.0

Accumulated depreciation
Machinery and equipment	42.56%	(38.4)	(13.2)
Software	52.38%	(63.5)	(51.0)
Vehicles	20.00%	(0.3)	-
Buildings	11.11%	(44.1)	(32.1)
		(146.3)	(96.3)
		194.8	142.7

(1)     The depreciation of leased assets corresponds to the lowest of term of the contract and the useful life of the asset, as determined by IAS 17.

The minimum future payments required for these finance leases are segregated as follows, and were recorded in current and non-current liabilities:

	12.31.16
	Present value of minimum payments	Interest	Minimum future payments
2017	51.8	23.8	75.6
2018	36.4	19.6	56.0
2019	30.9	17.0	47.9
2020	21.6	11.5	33.1
2021 onwards	76.2	41.2	117.4
	216.9	113.1	330.0

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

The Company also has commitments regarding financial leases, related to a “built to suit” agreement for the construction of office facilities which will be build by third parties. The agreement terms will be 15 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rent outstanding installments falling due, according to the terms of each agreement.

The estimated schedule of future payments related to these this agreement is set forth below:

12.31.16
2017	6.6
2018	8.4
2019	8.9
2020	9.4
2021 onwards	150.6
183.9

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

The quantity of granted options is determined by the Board of Directors, with an exercise price equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the BM&FBOVESPA, prior to the grant date. The exercise price is updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the option exercise notice delivered by the beneficiary.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Grant (1)	Price of converted share (1)
Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

Plan I
05.02.12	05.01.13	05.01.17	3,708,071	293,921	7.82	34.95	47.99
05.02.13	05.01.14	05.01.18	3,490,201	719,985	11.88	46.86	60.42
04.04.14	04.03.15	04.03.19	1,552,564	635,346	12.56	44.48	54.33
05.02.14	05.01.15	05.01.19	1,610,450	885,410	14.11	47.98	58.21
12.18.14	12.17.15	12.17.19	5,702,714	4,612,535	14.58	63.49	75.04
			16,064,000	7,147,197

Plan II
04.26.16	04.30.17	04.30.21	8,724,733	6,150,000	9.21	56.00	57.48
05.31.16	05.31.17	05.31.20	3,351,220	3,209,610	10.97	46.68	47.54
			12,075,953	9,359,610
			28,139,953	16,506,807

(1)     Amounts expressed in Brazilian Reais

The rollforward of the outstanding granted options for the year ended December 31, 2016 is presented as follows:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Outstanding options as of December 31, 2015	17,360,870
Issued - grant of 2016
April 2016	8,724,733
May 2016	3,351,220
Exercised:
Grant of 2014	(15,399)
Grant of 2012	(28,327)
Grant of 2011	(96,874)
Cancelled:
Grant of 2016	(2,716,343)
Grant of 2015	(8,757,223)
Grant of 2014	(1,142,436)
Grant of 2013	(102,348)
Grant of 2012	(8,950)
Grant of 2011	(62,116)
Outstanding options as of December 31, 2016	16,506,807

The weighted average exercise prices of the outstanding options conditioned to services is R$60.33 (sixty Brazilian Reais and thirty-three cents), and the weighted average of the remaining contractual term is 41 months.

The Company records as capital reserve in shareholders’ equity the fair value of the options in the amount of R$236.2 (R$160.3 as of December 31, 2015). In the statement of income for in the year ended December 31, 2016 the amount recognized as expense was R$43.5 (R$67.4 in 2015 and R$20.7 in 2014).

During the year ended December 31, 2016 the Company’s executives exercised 140,600 (1,935,296 as of December 31, 2015) shares, with an average price of R$45.18 (forty-five Brazilian Reais and eighteen cents) (R$42.60 as of December 31, 2015) totaling R$6.4 (R$82.4 as of December 31, 2015). In order to comply with this commitment, the Company utilized treasury shares with an acquisition cost of R$56.56 (fifty-six Brazilian Reais and fifty-six cents) (R$63.40 as of December 31, 2015), totaling R$8.0 (R$122.7 as of December 31, 2015), recording a loss of R$1.6 (R$40.3 as of December 31, 2015) as capital reserve.

25.1.     Fair Value Measurement

The weighted average fair value of options outstanding as of December 31, 2016 was R$11.54 (eleven Brazilian Reais and fifty four cents) (R$15.55 as of December 31, 2015). The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.16
	Plan I	Plan II
Expected maturity of the option:
Exercise in the 1st year	3.0 years	3.0 years
Exercise in the 2nd year	3.5 years	3.5 years
Exercise in the 3rd year	4.0 years	4.0 years
Exercise in the 4th year	-	5.0 years
Risk-free interest rate	4.82%	6.29%
Volatility	26.51%	27.08%
Expected dividends over shares	1.29%	2.40%
Expected inflation rate	4.50%	4.57%

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

26.         PENSION AND OTHER POST-EMPLOYMENT PLANS

26.1.     Pension plans

The Company sponsors pension plans for its employees and executives as detailed below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Plan	Modality	Adhesions

Plan I	Variable Contribution	Closed
Plan II	Variable Contribution	Closed
Plan III	Defined Contribution	Open
FAF	Defined Benefit	Closed

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

The main purpose of FAF plan is to supplement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Securidade Social”), calculated proportionally according to the length of service performed and in line with the type of retirement. The main actuarial risks are (i) survival time over expected in the mortality tables (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on assets below the actual discount rate, (v) amendment of the rules of social security and actual family composition of the retired employee or executive different from the established assumption.

In case of a plan deficit, this must be shared by the sponsor, participants and beneficiaries, in the proportion of their contributions.

The expected contributions to the FAF plan in 2017 is R$0.4.

b.            Defined contribution plan

Plan III is a defined contribution plan, where contributions are known and the benefit amount depends directly on the contributions made by participants and sponsors, time of contribution and the result obtained through investment of contributions. The contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants) and that may vary from 0.7% to 7.0% according to the salary range of the participant. The contributions made by the Company in the years ended December 31, 2016 totaled R$11.6 (R$7.5 in 2015 and R$5.1 in 2014). On December 31, 2016, the plan has 30,678 participants (24,981 participants as of December 31, 2015).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

c.            Rollforward of defined benefit plans

The assets and actuarial liabilities are presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	FAF		Plano I e II
	12.31.16	12.31.15	12.31.16	12.31.15
Assets and liabilities composition
Present value of actuarial liabilities	2,000.3	1,675.4	15.2	12.9
Fair value of assets	(2,838.6)	(2,419.0)	(26.5)	(21.9)
Surplus	(838.3)	(743.6)	(11.3)	(9.0)
Irrecoverable (surplus) deficit - impact on asset limit	838.3	743.6	8.1	4.4
Net acturial asset	-	-	(3.2)	(4.6)

Rollforward of surplus of asset ceiling
Beginning balance	743.6	740.6	4.4	3.2
Interest	90.3	84.8	0.5	0.4
Changes in surplus of asset ceiling	4.4	(81.8)	3.1	0.9
Ending balance of irrecoverable surplus	838.3	743.6	8.0	4.5

Changes in actuarial obligation
Beginning balance of the present value of the actuarial obligation	1,675.5	1,644.6	12.9	13.3
Interest on actuarial obligations	197.1	183.2	1.5	1.5
Current service cost	23.4	27.9	-	-
Benefit paid	(105.0)	(90.4)	(1.2)	(1.1)
Contributions of the sponsor	0.3	0.9	-	-
Actuarial gains - experience	27.5	107.8	1.0	0.8
Actuarial gains (losses) - hypothesis	153.5	(198.5)	1.0	(1.6)
Actuarial gains - demographic hypothesis	28.3	-	-	-
Ending balance of actuarial obligation	2,000.5	1,675.5	15.2	12.9

Rollforward of assets fair value
Beginning balance of the fair value of plan assets	(2,419.0)	(2,385.2)	(21.9)	(22.0)
Interest income on assets plan	(287.4)	(268.0)	(2.6)	(2.5)
Transfers	(38.0)	-	-	-
Benefit paid	105.0	90.4	1.2	1.1
Contributions paid by the Company	(0.1)	(0.4)	-	-
Contributions paid by the employee	(0.3)	(0.9)	-	-
Return on assets higher (lower) than projection	(237.0)	145.1	(3.1)	1.4
Early elimination of obligations	38.0	-	-	-
Ending balance of assets fair value	(2,838.8)	(2,419.0)	(26.4)	(22.0)

Rollforward of comprehensive income
Beginning balance	27.4	16.4	(1.5)	0.5
Reversion to statement of income	(27.4)	(16.4)	1.5	(0.5)
Actuarial gains (losses)	(209.2)	90.7	(2.1)	0.8
Return on assets higher (lower) than projection	237.0	(145.1)	3.1	(1.4)
Changes on irrecoverable surplus	(4.4)	81.8	(3.1)	(0.9)
Ending balance of comprehensive income	23.4	27.4	(2.1)	(1.5)

Costs recognized in statement of income
Current service costs	(23.4)	(27.9)	-	-
Interest on actuarial obligations	(197.1)	(183.2)	(1.5)	(1.5)
Projected return on assets	287.4	268.0	2.6	2.5
Interest on irrecoverable surplus	(90.3)	(84.8)	(0.5)	(0.4)
Costs recognized in statement of income	(23.4)	(27.9)	0.6	0.6

Estimated costs for the next period
Costs of defined benefit	(26.8)	(23.4)	0.4	0.6
Estimated costs for the next period	(26.8)	(23.4)	0.4	0.6

d.            Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	FAF		Plan I e II
	12.31.16	12.31.15	12.31.16	12.31.15
Actuarial assumptions
Economic hypothesis
Discount rate	11.20%	12.14%	11.25%	12.22%
Projected return on assets	11.20%	12.14%	11.25%	12.22%
Inflation rate	4.85%	5.00%	4.85%	5.20%
Wage growth rate	5.53%	5.68%	N/A	N/A

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled mortality	RRB-1983	IAPC	RRB-1983	IAPC

Demographic data
Number of active participants	8,384	8,838	-	-
Number of participants in direct proportional benefit	41	0	-	-
Number of assisted beneficiary participants	5,984	5,707	54	52

e.            The composition of the investment portfolio

The composition of the investment portfolio are presented below:

	FAF				Plans I and II
	12.31.16		12.31.15		12.31.16		12.31.15
Composition of the fund's portfolio:
Fixed income	2,110.8	74.4%	1,782.8	73.7%	23.0	87.1%	19.0	86.8%
Variable income	339.8	12.0%	331.4	13.7%	2.9	10.8%	2.5	11.6%
Real estate	227.9	8.0%	176.6	7.3%	-	-	-	-
Structured investments	141.6	5.0%	113.7	4.7%	0.5	1.9%	0.3	1.6%
Transactions with participants	18.5	0.6%	14.5	0.6%	0.1	0.2%	-	-
	2,838.6	100.0%	2,419.0	100.0%	26.5	100.0%	21.8	100.0%

% of nominal return on assets	14.90%		11.63%		13.19%		11.66%

f.             Forecast and average term of payments of obligations

The expected benefit payments and average terms of the plan obligations are represented below:

	FAF	Plans I and II

2017	119.9	1.2
2018	128.9	1.3
2019	139.3	1.4
2020	151.3	1.4
2021	165.8	1.5
2022 to 2026	1,040.4	8.3

Weighted average duration - in years	12.52	10.37

g.            Sensitivity analysis of defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2016 is presented below:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		Variation of (+1%)		Variation of (-1%)
Relevant assumptions	Assumptions utilized	Average rate	Actuarial liabilities	Average rate	Actuarial liabilities

Benefit plan - FAF
Discount rate	11.20%	12.20%	(206.4)	10.20%	250.6
Wage growth rate	5.53%	6.53%	71.2	4.53%	(34.6)

26.2.     Post-employment plans: description and characteristics of benefits and associated risks

	Liabilities
	12.31.16	12.31.15
Medical plan	112.3	130.0
F.G.T.S. Penalty (1)	137.2	105.1
Award for length of service	52.0	41.5
Other	28.6	22.5
	330.1	299.1
	-	-
Current	76.7	67.3
Non-current	253.4	231.8

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

Years ended December 31, 2016, 2015 and 2014

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

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

f.             Rollforward of post-employment plans

	Medical plan		F.G.T.S. penalty		Award for length of service		Others (1)
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Composition of actuarial liabilities
Present value of actuarial liabilities	112.3	130.0	137.2	105.1	52.0	41.5	28.6	22.4
Net liabilities	112.3	130.0	137.2	105.1	52.0	41.5	28.6	22.4

Rollforward of present value of actuarial liabilities
Beginning balance of net liabilities	130.0	115.7	105.2	124.5	41.4	48.3	22.4	25.7
Interest on actuarial liabilities	15.4	11.6	10.7	12.2	4.2	4.7	2.4	2.6
Early settlement of obligations	(0.1)	(0.3)	(13.8)	(8.0)	(4.3)	(2.1)	(2.5)	(1.3)
Current service costs	0.2	0.3	4.3	6.3	1.4	1.9	0.6	1.0
Past service costs - changes in plan	0.1	-	13.8	-	4.3	-	2.5	-
Benefits paid directly by the Company	(5.5)	(1.3)	(7.9)	(8.8)	(10.4)	(9.7)	(2.9)	(4.6)
Actuarial (gains) losses	(38.1)	20.9	7.5	9.5	7.3	8.3	2.9	4.8
Actuarial losses (gains) - demographic hypothesis	(0.4)	-	13.8	(23.3)	7.1	(6.8)	2.2	(3.8)
Actuarial (gains) losses - economic hypothesis	10.6	(16.9)	3.7	(7.2)	0.9	(3.2)	0.9	(2.0)
Ending balance of net liabilities	112.3	130.0	137.2	105.2	52.0	41.4	28.6	22.4

Rollforward of assets plan
Benefits paid directly by the Company	5.5	1.3	7.9	8.8	10.4	9.7	2.9	4.6
Contributions of the sponsor	(5.5)	(1.3)	(7.9)	(8.8)	(10.4)	(9.7)	(2.9)	(4.6)
Ending balance of fair value of assets plan	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(59.0)	(55.0)	89.8	68.8	(22.7)	(24.4)	(6.9)	(7.9)
Actuarial gains (losses)	27.8	(4.0)	(25.0)	21.1	(15.3)	1.7	(6.0)	1.0
Ending balance of comprehensive income	(31.2)	(59.0)	64.8	89.9	(38.0)	(22.7)	(12.9)	(6.9)

Costs recognized in statement of income
Interest on actuarial liabilities	(15.4)	(11.6)	(10.7)	(12.2)	(4.2)	(4.7)	(2.4)	(2.6)
Current service costs	(0.2)	(0.3)	(4.3)	(6.3)	(1.4)	(1.9)	(0.6)	(1.0)
Past service costs	(0.1)	-	(13.8)	-	(4.3)	-	(2.5)	-
Gains on early settlement	0.1	0.3	13.8	8.0	4.3	2.1	2.5	1.3
Cost recognizzed in statement of income	(15.6)	(11.6)	(15.0)	(10.5)	(5.6)	(4.5)	(3.0)	(2.3)

Estimated costs for the next period
Current service costs	(0.2)	(0.2)	(6.0)	(4.3)	(2.1)	(1.4)	(0.9)	(0.6)
Interest on actuarial liabilities	(12.3)	(15.4)	(13.2)	(10.7)	(5.1)	(4.2)	(2.9)	(2.4)
Estimated costs for the next period	(12.5)	(15.6)	(19.2)	(15.0)	(7.2)	(5.6)	(3.8)	(3.0)

(1)     Considers the sums of the retirement compensation and life insurance benefits.

g.            Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Consolidated
	Medical plan		F.G.T.S. penalty		Award for length of service		Others (1)
Actuarial premises	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15

Economic hypothesis
Discount rate	11.22%	12.14%	11.64%	12.56%	11.69%	12.49%	11.64%	12.48%
Inflation rate	4.85%	5.00%	4.85%	5.00%	4.85%	5.00%	4.85%	5.00%
Medical inflation	8.00%	8.15%	N/A	N/A	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	5.80%	6.05%	5.80%	6.05%	5.80%	6.05%

	Medical plan		Life insurance		Other benefits
Actuarial premises	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled	RRB-1944	RRB-1944	RRB-1944	RRB-1944	RRB-1944	RRB-1944
Schedule of disabled mortality	RRB-1983	IAPC	RRB-1983	IAPC	RRB-1983	IAPC
Schedule of turnover - BRF's historical	2016	2015	2016	2015	2016	2015
Demoraphic data
Number of active participants	1,477	1,423	90,861	95,460	86,864	93,737
Number of assisted beneficiary participants	638	963	2,863	3,103	-	-

(1)     Includes retirement compensation and life insurance benefits.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

h.            Forecast and average terms of payments of obligations

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Others	Total

2017	5.0	48.2	16.1	7.4	76.7
2018	5.4	14.8	5.5	3.1	28.8
2019	6.0	14.2	5.8	3.0	29.0
2020	6.5	18.3	8.1	2.9	35.8
2021	7.2	22.0	7.4	3.3	39.9
2022 to 2026	46.6	125.0	33.9	16.9	222.4

Weighted average duration - in years	15.56	4.99	4.89	6.43	6.97

i.              Sensitivity analysis of post-employment plans

The sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2016, is presented below:

		(+) Variation		(-) Variation
Relevant assumptions	Assumptions utilized	Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities

Medical plan
Discount rate	11.22%	12.22%	(13.6)	10.22%	17.0
Medical inflation	8.00%	9.00%	16.8	7.00%	(13.7)
Turnover	Historical	+3.00%	(0.5)	-3.00%	0.7

F.G.T.S. penalty
Discount rate	11.64%	12.64%	(4.7)	10.64%	5.2
Wage growth rate	5.80%	6.80%	0.9	4.80%	(0.9)
Turnover	Historical	+3.00%	(16.2)	-3.00%	22.0

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

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.1.     Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

	Tax		Labor		Civil, commercial and other		Contingent liabilities		Total
	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15	12.31.16	12.31.15
Beginning balance	240.5	252.4	377.0	330.4	65.7	57.4	522.6	545.6	1,205.9	1,185.8
Additions	107.2	24.5	559.5	217.8	82.6	33.7	-	-	749.3	276.0
Business combination (1)	28.7	-	17.8	-	4.5	-	-	-	51.0	-
Reversals	(48.0)	(37.8)	(254.3)	(96.1)	(12.2)	(20.2)	(20.9)	(23.0)	(335.4)	(177.1)
Payments	(69.4)	(31.6)	(282.0)	(145.1)	(49.7)	(17.6)	-	-	(401.1)	(194.3)
Price index update	26.5	32.6	70.0	71.1	32.5	12.4	-	-	129.0	116.1
Exchange rate variation	(3.8)	0.5	(8.3)	(1.1)	(0.9)	-	(1.8)	-	(14.8)	(0.6)
Ending balance	281.7	240.6	479.7	377.0	122.5	65.7	499.9	522.6	1,383.9	1,205.9

Current									276.2	231.4
Non-current									1,107.7	974.5
(1)       Balance arise from the business combination with Eclipse Holding Cöoperatief UA.

27.1.1.         Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial tax disputes associated to the register and/or maintenance of ICMS tax credits on certain transactions, such as exports, acquisition of raw materials and monetary correction. The provision amounts to R$129.1 (R$107.7 as of December 31, 2015).

PIS and COFINS: The Company discusses the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, which amount is R$102.0 (R$77.5 as of December 31, 2015).

Other tax contingencies: The Company recorded other provisions for tax claims related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), as well as tax debts arising from differences of accessory obligations, duties, including legal fees and others, totaling a provision of R$105.4 (R$52.0 as of December 31, 2015).

27.1.2.         Labor

The Company is defendant in several labor claims, mainly related to overtime, time spent by the workers for changing uniforms, in-commuting hours, rest breaks, occupational accidents, among others. None of these labor claims is individually significant. The Company recorded a provision based on past history of payments.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.1.3.        Civil, commercial and others

Civil contingencies are mainly related to claims relating to traffic accidents, moral and property damage, physical casualties, consumer relations, contractual breaches, and other.

27.2.     Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded. On December 31, 2016 the total amount of the possible contingencies was R$13,667.9 (R$11,707.3 as of December 31, 2015), of which R$499.9 (R$522.6 as of December 31, 2015) was recorded at fair value as a result of business combinations with Sadia, Avex and Dánica group, according to the requirements of item 23 of IFRS 3.

27.2.1.        Tax

Tax contingencies amounted to R$11,953.1 (R$10,569.9 as of December 31, 2015), from which R$490.3 (R$511.4 as of December 31, 2015) was recorded at fair value as a result of business combination with Sadia, Avex and Dánica group, according to the requirements of item 23 of IFRS 3.

The most relevant tax cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$688.6 (R$636.5 as of December 31, 2015). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad are disclosed in note 14.3.

Income Tax and Social Contribution: The Company is involved in administrative disputes associated to the use of tax losses, refunds and offset of income and social contribution tax credits against other federal tax debts, including credits arising from the Plano Verão legal dispute. Also, on February 05, 2015 BRF received a tax assessment notice, related to the compensation of tax loss carryforwards and negative calculation above the limit of 30% when one of its subsidiaries were merged into the Company during calendar year 2012, which totaled R$675.9 as of December 31, 2016. The contingent liabilities related to these tax matters totaled R$1,160.2 (R$1,127.7 as of December 31, 2015).

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by certain State tax authorities (“guerra fiscal”) of R$2,153.5 (R$2,267.7 as of December 31, 2015). On December 14, 2015 BRF received a tax assessment notice from the State of Paraná, demanding a reversal of a portion of ICMS tax credits  of R$332.2 (undue credits related to materials consumed in production and over imports); (ii) maintenance of ICMS tax credits on the acquisition of certain products with a reduced tax burden (“cesta básica”) of R$716.2 (R$547.6 as of December 31, 2015);  (iii) absence of evidence to prove the balances of exports of R$356.8 (R$324.8 as of December 31, 2015); and (iv) R$1,763.2 (R$1,416.9 as of December 31, 2015) related to other ICMS claims.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In a meeting held on October 16, 2014 with the decision disclosed on February 13, 2015, the Brazilian Federal Supreme Court ("STF") found in favor to the Tax Authority of State of Rio Grande do Sul, in a judgment relating to the extraordinary appeal No.635.688 submitted by company Santa Lúcia. The STF ruled that companies could not recognize full VAT credits relating to products included in the basic food basket which have reduced rate of VAT. As disclosed above, the Company has a possible loss contingency of R$716.2 related to this matter as of December 31, 2016.

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

IPI: The Company discusses administratively the non-ratification of compensation of IPI credits resulting from purchases of exempted goods, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS in the amount of R$459.2 (R$453.2 as of December, 2015).

IPI Premium Credits: The Company is involved in a judicial dispute related to the alleged undue offsetting of IPI Premium Credits against other federal taxes of R$440.1 (R$464.7 as of December 31, 2015). The Company recorded and used these credits based on a final judicial decision.

PIS and COFINS: The Company is mainly involved in administrative proceedings regarding the offsetting of credits against other federal tax debts of R$3,614.9 (R$3,097.2 as of December 31, 2015).

Social Security Taxes: The Company is involved in disputes related to social security charges allegedly due on payments to service providers as well as joint responsibility with civil construction service providers and others of R$237.2 (R$194.4 as of December 31, 2015).

Other Contingencies: The Company is involved in other tax contingencies including rural activity, transfer price, social contribution tax and others, totaling R$29.7 (R$39.0 as of December 31, 2015).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Additionally, the Company’s management has determined the disclosure of the information about the legal proceeding below:

HUAINE: the Company was included as co-responsible in a debt from Huaine Participações Ltda (former holding of Perdigão). In this lawsuit it is being discussed the inclusion of the Company in the liability from the tax execution of R$642.8 (R$625.5 as of December 31, 2015). BRF presented a guarantee to the debt, which was accepted by the judge and filed a motion, which is still waiting judgment. The Company’s legal advisors classified the risk of losses as remote.

27.2.2.        Labor

On December 31, 2016 the contingencies assessed as possible loss totaled R$34.9 (R$39.2 as of December 31, 2015).

27.2.3.        Civil

The civil contingencies for which losses were assessed as possible totaled R$1,679.8 (R$1,098.2 as of December 31, 2015) and were mainly related to indemnification for material and moral damages.

28.         SHAREHOLDERS’ EQUITY

28.1.     Capital stock

On December 31, 2016, the capital subscribed and paid by the Company is R$12,553.4, which is composed of 812,473,246 book-entry shares of common stock without par value. The capital stock is presented net of the public offering expenses of R$92.9.

On February 25, 2016, the Board of Directors approved the cancellation of 60,000,000 (sixty million) common shares held in treasury by the Company, without any reduction in the capital stock. On April 07, 2016, the cancellation was ratified in the Shareholders Ordinary Meeting.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common shares, in book-entry form without par value.

28.2.     Interest on shareholders’ equity and dividends

On February 12, 2016, the Company paid R$473.4 in relation to the interest on shareholders’ equity and R$91.4 related to dividends approved by Management on December 17, 2015 and ratified by the Shareholders Ordinary Meeting on April 7, 2016.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On February 25, 2016, the Board of Directors approved the payment of R$98.2 as additional dividends corresponding to the fiscal year ended December 31, 2015, which were paid on April 01, 2016.

On June 30, 2016, the Board of Directors approved the payment of R$513.2, related to interest on shareholders’ equity which was paid on August 15, 2016, with the use of a capital increase reserve.

28.3.     Breakdown of capital stock by nature

	12.31.16	12.31.15	12.31.14
Common shares	812,473,246	872,473,246	872,473,246
Treasury shares	(13,468,001)	(62,501,001)	(5,188,897)
Outstanding shares	799,005,245	809,972,245	867,284,349

28.4.     Rollforward of outstanding shares

	12.31.16	12.31.15	12.31.14
Shares at the beggining of the period	809,972,245	867,284,349	870,687,739
Purchase of treasury shares	(11,107,600)	(59,247,400)	(6,000,000)
Sale of treasury shares	140,600	1,935,296	2,596,610
Shares at the end of the period	799,005,245	809,972,245	867,284,349

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

28.5.     Shareholders’ remuneration

	Parent company
	12.31.16	12.31.15	12.31.14
Net profit (Loss)	(372.4)	3,111.2	2,225.0
Legal reserve (5.00%)	-	(155.6)	(111.3)
Dividends calculation base	(372.4)	2,955.6	2,113.7
Minimum mandatory dividend (25.00%)	-	738.9	528.4
Remuneration of shareholders' exceeding the mandatory minimum	513.2	251.8	295.8
Total remuneration of shareholders' in the year, as interest on shareholders' equity and dividends (R$91,443 in 2015)	513.2	990.7	824.3
Withholding income tax on interest on shareholders' equity	(77.0)	(88.9)	(64.2)
Remuneration of shareholders', net of withholding income tax	436.2	901.8	760.1

Percentage of calculation base	-	33.52%	38.99%
Earnings paid per share	0.76410	1.19979	0.94836

Payment of interest on shareholders' equity, paid in the year - gross of withholding income tax of R$76,982 in 2016 (R$40,453 in 2015)	(513.2)	(425.9)	(361.0)
Paid in the previous period - interest on shareholders' equity - gross withholding income tax of R$48,318 in 2015 (R$33,934 in 2014)	(473.4)	(376.7)	(365.0)
Paid in the previous period - Dividends	(189.7)	(86.5)	-
Payments maid during in the year	(1,176.3)	(889.1)	(726.0)

Total remuneration of shareholders' outstanding	-	564.8	463.3
Withholding income tax on interest on shareholders' equity	-	(48.3)	(33.9)
Remaining amounts outstanding	2.3	1.9	1.6
Interest on shareholders' equity outstanding	2.3	518.5	430.9

28.6.     Profit distribution/Loss absorption

		Income appropriation		Reserve balances
	Limit on
	capital %	12.31.16	12.31.15	12.31.16	12.31.15
Actuarial loss FAF	-	(19.1)	(10.5)	-	-
Dividends	-	-	91.4	-	-
Interest on shareholdes' equity	-	513.2	899.3	-	-
Legal reserve	20	-	155.6	540.2	540.2
Capital increase reserve	20	(989.1)	624.3	170.8	1,898.6
Reserve for expansion	80	-	1,219.4	-	3,120.8
Reserve for tax incentives	-	122.6	131.7	639.7	517.2
		(372.4)	3,111.2	1,350.7	6,076.8

Legal reserve: It is computed based on five percent (5%) of net profit of each fiscal year as specified in article 193 of Law No. 6,404/76, modified by Law No. 11,638/07, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2016, this reserve corresponds to 4.34% of capital stock (4.34% as of December 31, 2015).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Reserve for capital increase: it is calculated based on twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2016 this reserve was used on the following items (i) R$738.8 related to cancellation of treasury shares, (ii) R$513.2 related to 2016 interest on shareholders’ equity and (iii) R$475.8 was used to absorb 2016 net loss. On December 31, 2016, this reserve corresponds to 1.37% of capital stock (15.24% as of December 31, 2015).

Reserve for expansion: Up to 50% (fifty per cent) for the constitution of the reserve for expansion. This reserve should not exceed 80% (eighty per cent) of the capital stock. The balance of this reserve was used on the following items: R$3,022.6, related to the cancellation of treasury shares and R$98.2 related to complementary dividends of 2015. On December 31, 2015 the balance of this reserve correspond to 25.05% of the capital stock.

Reserve for tax incentives: Constituted as specified in article 195-A of the Law No. 6,404/1976, modified by Law No. 11,638/07, based on the amounts of government grants for investment.

28.7.     Capital reserve

28.7.1.  Capital reserve

	Capital Reserves
	12.31.16	12.31.15	12.31.14
Gain (loss) on disposal of treasury shares	(40.7)	(39.0)	1.2
Granted shares canceled	(32.4)	-	-
Goodwill on the shares issuance	166.2	174.0	62.8
Granted options	236.2	160.3	92.9
Goodwill on acquisition of non-controlling interest	(47.4)	(47.4)	(47.4)
Acquisition of non-controlling entities	(240.9)	(240.9)	-
	41.0	7.0	109.4

28.7.2.  Treasury shares

The Company has 13,468,001 treasury shares, with an average cost of R$53.60 (fifty three Brazilian Reais and sixty cents) per share, with a market value of R$649.8.

On February 26, 2016, a special meeting of the Board of Directors it approved a “Repurchase Program” of the Company’s share, up to 20,000,000 (twenty million) shares.

During the year ended December 31, 2016, the Company sold 140,600 treasury shares due to the exercise of stock options by the Company’s executives.

During the year ended December 31, 2016, as authorized by the Board of Directors, the Company acquired 11,107,600 shares of its own shares at a cost of R$543.3, with the objective of maintenance of treasury shares to comply with the provisions of stock option plans, both approved by the special meeting of Board of Directors held on November 09, 2015 and February 26, 2016.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		Quantity of outstanding of shares
	12.31.16	12.31.15
Shares at the beggining of the period	62,501,001	5,188,897
Cancellation of treasury shares	(60,000,000)	-
Purchase of treasury shares	11,107,600	59,247,400
Sale of treasury shares	(140,600)	(1,935,296)
Shares at the end of the period	13,468,001	62,501,001

29.         EARNINGS PER SHARE

	12.31.16	12.31.15	12.31.14
Basic numerator
Net (loss) profit for the year attributable to shareholders	(372.4)	3,130.8	2,224.8

Basic denominator
Common shares	812,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	801,903,266	842,000,012	870,412,068
Net (loss) earnings per share basic - R$	(0.45808)	3.71836	2.55612

Diluted numerator
Net (loss) profit for the period attributable to controlling shareholders	(372.4)	3,130.8	2,224.8

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	801,903,266	842,000,012	870,412,068
Number of potential shares (stock options)	-	401,809	411,822
Weighted average number of outstanding shares - diluted	801,903,266	842,401,821	870,823,890
Net (loss) earnings per share diluted - R$	(0.45808)	3.71659	2.55491

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Continuing operations	12.31.16	12.31.15	12.31.14
Basic numerator
Net (loss) profit for the period from continued operations attributable to controlling shareholders	(372.4)	2,947.7	2,135.0

Basic denominator
Common shares	812,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	801,903,266	842,000,012	870,412,068
Net (loss) earnings per share basic - R$	(0.45808)	3.50091	2.45292

Diluted numerator
Net (loss) profit for the period from continued operations attributable to controlling shareholders	(372.4)	2,947.7	2,135.0

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	801,903,266	842,000,012	870,412,068
Number of potential shares (stock options)	-	401,809	411,822
Weighted average number of outstanding shares - diluted	801,903,266	842,401,821	870,823,890
Net (loss) earnings per share diluted - R$	(0.45808)	3.49924	2.45176

Discontinued operations	12.31.16	12.31.15	12.31.14
Basic numerator
Net profit for the period from discontinued operations attributable to controlling shareholders	-	183.1	89.8

Basic denominator
Common shares	812,473,246	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	801,903,266	842,000,012	870,412,068
Net earnings per share basic - R$	-	0.21744	0.10319

Diluted numerator
Net profit for the period from discontinued operations attributable to controlling shareholders	-	183.1	89.8

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	801,903,266	842,000,012	870,412,068
Number of potential shares (stock options)	-	401,809	411,822
Weighted average number of outstanding shares - diluted	801,903,266	842,401,821	870,823,890
Net earnings per share diluted - R$	-	0.21734	0.10315

Due to net loss for the year ended December 31, 2016, the potential ordinary shares (stock options) have antidilutive effect and therefore was not considered in the calculation of diluted loss per share.

30.         GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of states of Goiás, Pernambuco and Mato Grosso.  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2016, this incentive totaled R$122.6 (R$131.7 as of December 31, 2015) and was booked as a reduction of sales taxes.

31.         RELATED PARTIES

As part of the Company’s operations, rights and obligations arise between related parties, resulting from transactions of purchase and sale of products and loans based on prices under the conditions agreed by the parties.

All relationships between the Company and its subsidiaries were disclosed irrespective of the existence or these transactions.

31.1.     Transactions and balances

All companies presented in note 1.1 are controlled by BRF, except for UP! Alimentos, K&S, PP-BIO, PR-SAD and SATS BRF which are associates or joint ventures.

The Company also recorded a liability R$6.2 (R$8.5 as of December 31, 2015) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, as of December 31, 2016 the Company recorded a payable of R$22.2, which is included in other liabilities (R$30.6 as of December 31, 2015).

The Company has entered into loans agreement with its subsidiaries. Below is a summary of the balances and rates charged for the transactions at the balance sheet date:

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Counterparty			Balance	Interest rate (p.a.)
Creditor	Debtor	Currency	12.31.16

Campo Austral S.A.	Buenos Aires Fortune S.A.	ARS	891.9	20.0%
BRF GmbH	Federal Foods Qatar	US$	534.5	2.5%
Sadia Overseas Ltd.	BRF Global GmbH	US$	292.2	6.9%
BRF GmbH	Al Wafi Al Takamol	US$	286.9	1.1%
BRF GmbH	BRF Global GmbH	US$	276.7	1.6%
Eclipse Holding Cooperatief	Eclipse LATAM Holdings	EUR	258.3	20.0%
BRF GmbH	BRF Foods GmbH	US$	249.1	1.6%
BRF Global GmbH	BFF International Ltd.	US$	243.3	1.5%
Sadia International Ltd.	Wellax Food Logistics	US$	186.0	1.5%
BRF GmbH	BRF Invicta	GBP	149.3	3.0%
Perdigão International Ltd.	BRF Global GmbH	US$	114.7	3.1%
BRF GmbH	Federal Foods	US$	102.7	1.1%
BRF S.A	BRF Global GmbH	US$	97.8	3.0%
BRF GmbH	BRF Holland B.V.	EUR	80.1	3.0%
BRF GmbH	BRF Foods LLC	US$	63.7	2.5%
BRF Holland B.V.	BRF B.V. (NL)	EUR	41.2	3.0%
Campo Austral S.A.	Itega	ARS	36.1	20.0%
Perdigão International Ltd.	BRF S.A	US$	29.4	1.3%
BRF GmbH	BRF Holland B.V.	US$	18.4	3.1%
BRF Holland B.V.	BRF GmbH	EUR	14.2	1.5%
BRF GmbH	AL Wafi	US$	9.7	1.2%
Perdigão International Ltd.	BRF Foods LLC	US$	4.0	1.0%
BRF GmbH	BRF Foods LLC	US$	3.5	1.7%
BRF GmbH	BRF Singapore	SGD	3.0	1.5%
BRF Holland B.V.	BRF Wrexam	GBP	2.3	3.0%
Wellax Food Logistics	BRF Foods LLC	US$	2.0	7.0%

The Company has entered into transactions with companies that are owned by members of its Board of Directors as demonstrated below:

			Amounts of revenues (expenses) (in millions of Reais)	Amounts of revenues (expenses) (in millions of Reais)	Amounts of revenues (expenses) (in millions of Reais)
Companies	Type of transations	Related party	2016	2015	2014
Corall Consultoria LTDA	Corall provided consulting services to BRF	Artur Tacla	(1.8)	-	-
Edavila Consultoria Empresarial Eireli	Edavila provided consulting services to BRF	Luiz Fernando Furlan Walter Fontana Filho José Carlos Reis de Magalhães Neto	(0.3)	-	-
Hortigil Hortifruti S.A. (Hortigil)	BRF sells products to Hortigil	Manoel Cordeiro Silva Filho	3.5	15.3	14.1
Instituto de Desenvolvimento Gerencial S.A.	Instituto provided consulting services to BRF	Vicente Falconi Campos	(5.0)	(11.3)	(2.9)

31.2.     Other Related Parties

The Company leased properties owned by FAF. For the year ended December 31, 2016, the total amount paid as rent was R$14.4 (R$10.1 as of December 31, 2015). The rent value was set based on market conditions.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

31.3.     Granted guarantees

All granted guarantees on behalf of related parties were disclosed in note 20.10.

31.4.     Management remuneration

The management key personnel include the directors and officers, members of the executive committee and the head of internal audit. On December 31, 2016, there were 23 professionals (27 professionals as of December 31, 2015).

The total remuneration and benefits paid to these professionals are demonstrated below:

	12.31.16	12.31.15	12.31.14
Salary and profit sharing	27.5	41.9	48.1
Short term benefits (1)	0.3	0.7	0.9
Pension plan	0.8	0.7	0.4
Post-employment benefits	0.2	0.2	0.2
Termination benefits	5.9	23.6	28.4
Share based payment	16.8	13.2	8.7
	51.5	80.3	86.7

(1)     Comprises:  Medical assistance, educational expenses and others.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

32.         NET SALES

	12.31.16	12.31.15	12.31.14
Gross sales
Brazil	18,621.2	19,011.7	17,808.1
Europe	4,066.2	3,853.3	3,307.5
MENA	6,877.2	6,886.2	5,065.2
Africa	778.8	756.9	844.0
Asia	4,824.3	3,432.4	3,109.7
LATAM	2,492.8	2,438.8	1,878.2
Other segments	1,401.9	855.3	933.9
	39,062.4	37,234.6	32,946.6

Sales deductions
Brazil	(3,813.1)	(3,756.1)	(3,244.0)
Europe	(265.9)	(213.7)	(214.9)
MENA	(650.6)	(527.9)	(193.7)
Africa	(11.0)	(17.7)	(5.7)
Asia	(75.5)	(142.8)	(36.7)
LATAM	(408.5)	(306.4)	(171.2)
Other segments	(104.8)	(73.4)	(73.6)
	(5,329.4)	(5,038.0)	(3,939.8)

Net sales
Brazil	14,808.1	15,255.5	14,564.1
Europe	3,800.4	3,639.6	3,092.6
MENA	6,226.5	6,358.3	4,871.5
Africa	767.8	739.2	838.3
Asia	4,748.8	3,289.6	3,072.9
LATAM	2,084.3	2,132.4	1,707.0
Other segments	1,297.1	782.0	860.4
	33,732.9	32,196.6	29,006.8

33.         RESEARCH AND DEVELOPMENT COSTS

Consist of expenditures on internal research and development of new products which are recognized when incurred and amounted to R$200.2 for the year ended December 31, 2016 (R$227.3 as of December 31, 2015).

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

34.         OTHER OPERATING INCOME (EXPENSES), NET

	12.31.16	12.31.15	12.31.14
Income
Recovery of expenses (1)	101.3	241.1	63.8
Gain on step acquisition (2)	59.6	-	25.0
Provision reversal	56.1	141.7	6.3
Gain on disposals of property, plant and equipment	38.4	-	111.4
Gain on Minerva investment (4)	-	125.7	179.3
Other	44.9	58.1	96.6
	300.3	566.6	482.4

Expenses
Provision for civil, labor and tax risks	(136.9)	(44.8)	(163.6)
Idleness costs (3)	(106.2)	(86.1)	(54.1)
Stock options plan	(43.5)	(58.9)	(20.7)
Other employees benefits	(41.1)	(52.5)	(33.4)
Insurance claims costs	(33.1)	(15.1)	-
Employees profit sharing	(11.1)	(302.8)	(356.5)
Allowance for doubtful accounts	(5.5)	(196.7)	(12.4)
Management profit sharing	(3.5)	(24.9)	(14.2)
Loss on disposals of property, plant and equipment	-	(16.4)	-
Restructuring charges	-	(93.1)	(214.7)
Other	(116.9)	(120.0)	(50.9)
	(497.8)	(1,011.3)	(920.5)
	(197.5)	(444.7)	(438.1)

(1)     The accumulated balance in 2016 refers mainly to extemporaneous tax credits of R$57.9.

(2)     Gain on the remensurement of the carrying amount of investment on AKF and FFP in 2016 and Federal Foods in 2014 (notes 6.1.6 and 6.1.7).

(3)     Idleness cost includes depreciation charge R$29.4 (R$18.3 as of December 31, 2015).

(4)     In 2015, a gain was recognized on the change of accounting treatment of the investment in Minerva, which was accounted for as available for sale securities, based on the difference between the carrying amount and the fair value of the stocks at the transfer date.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

35.         FINANCIAL INCOME (EXPENSES), NET

	12.31.16	12.31.15	12.31.14
Financial income
Exchange rate variation on loans and financing	1,314.8	-	-
Exchange rate variation on other assets	338.7	1,081.0	694.4
Interest on assets	318.1	235.0	251.0
Interest on cash and cash equivalents	217.5	164.2	97.3
Interests on financial assets classified as
Held to maturity	84.8	55.1	22.1
Held for trading	43.6	47.4	27.9
Available for sale	-	16.6	10.3
Exchange rate variation on marketable securities	56.2	381.3	287.2
Exchange rate variation on liabilities	-	-	-
Gains from derivative transactions, net	-	14.8	46.3
Exchange rate variation on net foreign assets (1)	-	1,353.5	126.7
Other	-	6.4	17.6
	2,373.7	3,355.3	1,580.8

Financial expenses
Interest on loans and financing	(1,208.9)	(819.2)	(645.1)
Losses on derivative transactions, net	(1,092.2)	-	-
Exchange rate variation on net foreign assets (1)	(660.5)	-	-
Exchange rate variation on other liabilities	(565.9)	(1,080.5)	(582.8)
Adjustment to present value	(353.6)	(240.1)	(154.4)
Interest on liabilities	(279.8)	(165.4)	(179.9)
Financial expenses on accounts payable	(76.4)	(45.5)	(24.7)
Premium paid for the repurchase of bonds (Tender Offer)	(31.8)	(310.3)	(198.5)
Exchange rate variation on loans and financing	-	(2,085.8)	(648.0)
Other	(237.3)	(278.7)	(138.1)
	(4,506.4)	(5,025.5)	(2,571.5)
	(2,132.7)	(1,670.2)	(990.7)

(1)          Refers to gains and losses on translation of assets and liabilities of subsidiaries whose functional currency is the Brazilian Reais.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

36.         STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	12.31.16	12.31.15	12.31.14
Costs of sales
Costs of goods	18,994.0	15,339.0	14,632.9
Depreciation	1,290.5	1,080.9	1,019.4
Amortization	6.0	4.5	2.7
Salaries and employees benefits	3,716.3	3,394.4	2,844.5
Others	2,199.6	2,288.9	1,997.9
	26,206.4	22,107.7	20,497.4

Sales expenses
Depreciation	64.7	55.3	58.4
Amortization	14.7	12.9	6.0
Salaries and employees benefits	1,200.0	1,081.8	985.6
Indirect and direct logistics expenses	2,124.9	2,211.0	2,127.4
Others	1,561.4	1,444.9	1,039.1
	4,965.7	4,805.9	4,216.5

Administrative expenses
Depreciation	24.5	20.0	15.7
Amortization	173.0	124.7	104.8
Salaries and employees benefits	265.8	301.3	245.4
Fees	28.6	26.2	26.1
Others	85.5	33.9	10.1
	577.4	506.1	402.1

Other operating expenses (1)
Depreciation	29.4	18.3	23.4
Others	468.4	993.0	897.0
	497.8	1,011.3	920.5

(1)     The breakdown of other operating expenses is disclosed in note 34.

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

		12.31.16
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits	880.0
Carriage of goods	Coverage of goods in transit and inventories	616.0
Civil responsibility	Third party complaints	298.4

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

38.         NEW ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

IAS 16 and IAS 38 – Clarification of Accountable Methods of Depreciation and Amortization – Amendment

On May 2014, IASB issued amendments to clarify guidelines of IAS 16 and IAS 38, that revenue reflects a model of economic benefits generated from operation of business (of which the asset is a part), instead of economic benefits generated from the use of the asset. As a result, a method based on revenue cannot be used for property, plant and equipment depreciation purposes and may be used only under very limited circumstances to amortize intangible assets. The amendments will be in force prospectively to amortize intangible assets fiscal years beginning on January 01, 2016 or after. There was no impact on the consolidated financial statements as the Company does not use a method based on revenue to depreciate its non-current assets.

IFRS 11 – Accounting for Acquisition of Interests in Joint Operations – Amendment

On May 2014, IASB issued amendments to IFRS 11, which demands that a joint operator that is accounting an acquisition of equity interest in which the joint operation activity constitutes a business, applied the guidelines according to IFRS 3 for business combination accounting. The amendments also clarify that an equity interest previously held in a joint operation is not remeasured on an additional acquisition of interest in the same joint operation while the joint control is held. Additionally, the amendments are not applied when the parties sharing the control, including the reporting entity, are under common control of the parent company.

The amendments are applicable to both the acquisition of the final equity interest in a joint operation and on the acquisition of any additional equity interest in the same joint operation. The Company analyzed the content of this standard and there was no impact on its consolidated financial statements, since it does not participate in joint operations with third parties.

IAS 16 and IAS 41 – Biological assets: Bearer Plants

On June 2014, IASB issued amendments to IAS 16 and IAS 41, including bearer plants concept, that it is a living plant and (i) it is used in the production or supply of agricultural products, (ii) it is grown to produce fruit and (iii) it is remotely likely to be sold as an agricultural product. IAS 41 currently requires all biological assets related to agricultural activity to be measured at fair value less costs to sell. The IASB has decided that the carrier plant should be recorded in the same way as fixed assets in accordance with IAS 16, since its operation is similar to the manufacturing process. The amendments are applicable in force prospectively to periods beginning on January 1, 2016 or after. The Company analyzed the content of this standard and concluded that there was no impact on its consolidated financial statements, since its forests are either (i) harvested as agricultural product to be used in the productive process as fuel or (ii) maintained as a sanitary barrier.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

IAS 1 – Presentation of Financial Statements

On December 2014, IASB issued amendments to IAS 1, as part of its initiatives to disclosure, primarily related to materiality of the information. The entity shall evaluate the disclosure of material information without affecting the comprehensibility of its financial statements. The Company analyzed the content of this standard and concluded that the disclosure in the consolidated finance statements follows the principles of this amendment.

39.         NEW ACCOUNTING PRONOUNCEMENTS NOT ADOPTED

IFRS 15 – Revenue from Contracts with Customer

On May 2014, IASB issued IFRS 15 that establishes a 5 step model to determine the revenue to be recognized in contracts with customers. In accordance with this pronouncement, revenues are recognized based on an amount that reflects the consideration that an entity expects to be entitled for delivering goods or providing services to a customer. The guidelines of IFRS 15 consider a more structured approach to measure and recognize revenue.

This standard is applicable to all entities and will replace all current requirements related to revenue recognition. The adoption of IFRS 15 is mandatory to periods beginning on January 1, 2018.

The Company is in the process of engaging an advisor for the qualitative assessment of the impacts of adopting IFRS 15 in its consolidated financial statements, which will involve (i) gaining an understanding  of current policies and processes for recognizing revenues (ii) identifying the necessary changes to be implemented in the information technology system, processes and internal controls arising from the adoption of this pronouncement and (iii) detailed review of relevant contracts. It is expected that such assessment to be completed by the end of the 2nd quarter of 2017.

In a preliminary assessment, the Company has determined that the adoption of IFRS 15 would affect amounts and the manner on that rebates, discounts and returns are recognized as well as, it will require further disclosures and remodeling of certain internal controls on revenues. Due to high volume and complexity of certain transactions, it is not possible to measure with reasonable assurance the quantitative impacts resulting from the adoption of such pronouncement.

IFRS 9 – Financial Instruments

On July 2014, IASB issued the final version of IFRS 9 – Financial Instruments, which reflects all phases of financial instruments project and replaces IAS 39 – Financial Instruments: Recognizing and Measurement and all previous versions of IFRS 9. The standard introduces new guidance about classification and measurement, impairment loss and hedge accounting. Early adoption is not permitted and is effective from periods beginning on January 1, 2018. Retrospective adoption is mandatory, however, is not required the presentation of comparative information. Early adoption of previous versions of IFRS 9, issued in 2009, 2010 and 2013, is permitted if the initial adoption date is prior to February 1, 2015. The Company is evaluating the impacts of adopting this standard in its consolidated financial statements.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

IFRS 16 - Leases

On January 2016, the IASB issued the final version of IFRS 16 – Leases, which supersedes IAS 17 – Leases, which will be applicable to periods beginning on January 01, 2019. Early adoption will be permitted for entities which also apply IFRS 15 – Revenue from Contracts with Customers. The adoption of this standard will affect mainly property, plant and equipment and financial liabilities, as the treatment between financial and operational lease will no longer exists, being the leases treated in a similar way of the financial lease as per IAS 17. The Company is analyzing the impact of adopting this standard in its consolidated financial statements.

IAS 12 – Income Taxes

On January 2016, the IASB issued a review of the IAS 12 – Income Taxes, aiming to clarify how to account for deferred tax assets related to debt instruments measured at fair value. IAS 12 also provides requirements related to the recognition and measurement of current and deferred tax assets and liabilities. The new version of IAS 12 should be applied to fiscal years beginning on January 01, 2017, and early adoption is permitted. The Company is analyzing the content and the impacts of adopting of this standard in its consolidated financial statements.

40.         SUBSEQUENT EVENTS

40.1.     Corporate reorganization One Foods Holdings Ltd. (“One Foods”)

On January 04, 2017, BRF announced the constitution of the subsidiary One Foods Holdings Ltd. (“One Foods”), based in Dubai, United Arab Emirates. One Foods, until now referred to as “Sadia Halal”, will hold assets related to the production and distribution of food products for Muslim markets.

Such restructuring process involves the transfer of certain assets related to the production and distribution of halal products, including: (i) grain storage facilities, feed mills, outgrowers (outsourced farmers) agreements, hatcheries and 8 slaughtering and processing plans in Brazil; (ii) one processing plant in United Arab Emirates; (iii) the equity participation in FFM Further Processing SDN BHD; and (iv) the equity participation held by the Company in certain distribution companies based in Saudi Arabia, Qatar, United Arab Emirates, Sultanate of Oma and Kwait. The assets were transferred to SHB Comércio e Indústria de Alimentos S.A. (“SHB”) or directly to One Foods.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In addition, BRF will transfer or license to One Foods certain brands in halal markets. The purpose is to grant more independence and focus to BRF businesses relating to Muslim markets. As such, BRF will analyze strategic alternatives for One Foods, enabling the development of its expansion, in current markets as well as in those not currently served by BRF.

Finally, BRF will enter into agreements with One Foods under which the costs of certain operational and corporate activities will be shared and BRF and One Foods will supply certain raw materials and finished goods to each other.

The completion of the Transaction is subject to certain administrative approvals, including anti-trust approvals. BRF has clarified that: (i) the Transaction does not trigger withdrawal rights to its shareholders, as per article 256, §2º, and article 137, II, of Brazilian Corporate Law and (ii) the Transaction is not subject to Shareholders’ approval, since it involves a wholly-owned subsidiary of the Company and is based on economic grounds.

40.2.     Business combination with Banvit

On January 9th 2017, BRF announced that its wholly owned subsidiary BRF GmbH, has entered into a share purchase agreement with the controlling shareholders of Banvit Bandirma Vitaminli Yem Sanayii A.Ş. (“Banvit” and “Shareholders”), for the acquisition of 79.5% of the shares outstanding of Banvit (“Shares”). Banvit is the largest poultry producer in Turkey, with fully integrated operations and the well known brand in the business sector.

BRF GmbH and Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, have entered into definitive agreements under which it was agreed to: (i) incorporate a new company (“TBQ Foods GmbH”), which will acquire Banvit Shares; and (ii) to regulate the governance of the agreements between TBQ Foods and Banvit. The rights arising from the agreements will be assigned to BRF Foods GmbH, a wholly owned subsidiary of One Foods Holdings Ltd.  (“One Foods”) upon its incorporation, so that One Foods will hold 60% of TBQ Foods GmbH and QIA the remaining 40%. TBQ Foods GmbH has been incorporated in March 2017 as a wholly owned subsidiary of BRF Foods GmbH. As per the agreement, before the closing QIA shall acquire 40% of TBQ Foods.

Pursuant to the terms of the Transaction and subject to the financial performance of Banvit for the year of 2016, the enterprise value for 100% of Banvit is approximately US$ 470 million (equivalent to R$1,531.2). Based on the net debt position of Banvit as of September 30, 2016, the equity value of Banvit would therefore be approximately US$ 340 million (R$1,108.1). Following the consummation of the Transaction, NewCo will launch a mandatory tender offer to acquire the remaining 20.5% of the Shares from the minority shareholders, on the same terms and conditions offered to the Shareholders.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Upon completion, the Transaction will allow One Foods to enter into the Turkish market, which has the largest poultry halal consumption in the world, which is aligned with the Company’s continuous commitment to the Muslim markets.

The completion of the Transaction is subject to fulfillment of certain conditions, including anti-trust approvals. BRF has clarified that: (i) the Transaction does not trigger withdrawal rights to its shareholders, as per article 256, §2º, and article 137, II, of Brazilian Corporate Law and (ii) the Transaction is not subject to Shareholders’ approval, since it involves a wholly-owned subsidiary of the Company and is based on BRF’s business strategy.

40.3.     Weak Flesh Operation (“Operation”)

The Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Weak Flesh Operation,” which became public on March 17, 2017. The investigation involves a number of companies in the industry in Brazil.

On March 17, 2017, BRF learned of a decision issued by a federal judge of the state of Paraná authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of this Weak Flesh Operation. Two BRF employees were detained (one of which has been released) and three were identified for questioning (of which two were questioned, including Mr. Rodrigues, Vice President – Corporate Integrity of BRF).

In addition to the above the Mineiros plant was temporarily suspended by the MAPA on March 17, 2017, so that MAPA could conduct an additional audit on its production process. After conducting an audit, the MAPA authorized the Mineiros plant to resume operations as of April 8, 2017. The Mineiros plant reopened on April 10, 2017 and resumed its operations on April 11, 2017.

On April 15, 2017, the Brazilian Federal Police issued a report on the investigation and recommended charges against three BRF employees. On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed charges against two BRF employees (one BRF regional manufacturing officer and one BRF corporate affairs manager).

Based on the charges filed against such two employees, the main allegations at this stage involve alleged misconduct relating to improper offers and/or promises to government inspectors.

BRF has communicated with, and has received requests for information from certain regulators and governmental entities, including the U.S. Securities and Exchange Commission and U.S. Department of Justice in relation to this matter. BRF is cooperating with these inquiries.

BRF's Statutory Audit Committee has already initiated an investigation with respect to the allegations involving BRF employees in the Weak Flesh Operation and is in the process of engaging outside counsel in connection with this investigation.

BRF S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

41.         APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on April 25, 2017.