Form 20-F
period 2017-12-31
BRF S.A.
filed 2018-04-30
CIK 1122491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
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

Lorival Nogueira Luz Júnior, Global Chief Executive and Financial and Investor Relations Officer
Tel. (5511) 2322-5005, Fax (5511) 2322-5740
R. Hungria, 1400 - 5th Floor
Jd. Europa – 01455-000

São Paulo – SP, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares, no par value* American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of common stock	Name of each exchange on which registered The New York Stock Exchange The New York Stock Exchange

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

At December 31, 2017	812,473,246 shares of common stock

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐   No ☒

PART I
INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” “our” or “our company” are references to BRF, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars,” “dollars” or “U.S.$” are to the United States dollar.  All references to  “euro” or “EUR” are to euros, the official currency of the Eurozone in the European Union. All references to “Argentine peso,” or “ARS” are to the Argentine peso, the official currency of Argentina.

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

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.                  Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

In July 2015, we sold the assets of our then dairy segment, including plants and trademarks, to Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”). As a result, this segment is reported as discontinued operations. Unless stated otherwise, the results and cash flows that we present in this Annual Report on Form 20-F do not consider the results and cash flows from our dairy segment discontinued operation.

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in millions of reais, except share, per share and per ADS amounts and as otherwise indicated)
Income Statement Data
Continuing Operations
Net sales	33,469.4	33,732.9	32,196.6	29,006.8	27,787.5
Gross profit	6,904.1	7,526.5	10,088.9	8,509.4	6,909.9
Operating income	736.2	1,815.2	4,228.4	3,478.3	1,896.4
Income (Loss) from Continuing Operations	(1,098.9)	(367.4)	2,947.7	2,135.0	1,019.7

Income (Loss) from Discontinued Operations	—	—	183.1	89.8	47.2
Net profit (Loss)	(1,098.9)	(367.4)	3,130.8	2,224.8	1,066.8
Attributable to:
Controlling shareholders	(1,125.6)	(372.4)	3,111.2	2,225.0	1,062.4
Non-controlling shareholders	26.7	5.0	19.6	(0.2)	4.4

Earnings (loss) per share - basic from continuing operations	(1.3675)	(0.4581)	3.5009	2.4529	1.1713
Earnings (loss) per ADS - basic from continuing operations	(1.3675)	(0.4581)	3.5009	2.4529	1.1713
Earnings (loss) per share – basic	(1.3675)	(0.4581)	3.7184	2.5563	1.2204
Earnings (loss) per ADS – basic	(1.3675)	(0.4581)	3.7184	2.5563	1.2204
Weighted average shares outstanding at the end of the year – basic (millions)	803,560	801,903	842,000	870,412	870,535
Earnings (loss) per share – diluted	(1.3675)	(0.4581)	3.6932	2.5551	1.2192
Earnings (loss) per ADS – diluted	(1.3675)	(0.4581)	3.6932	2.5551	1.2192
Weighted average shares outstanding at the end of the year – diluted (millions)	803,560	801,903	842,402	870,824	871,442
Dividends per share	—	0.7641	1.1998	0.8486	0.8315
Dividends per ADS	—	0.7641	1.1998	0.8486	0.8315
Dividends per ADS (in U.S.$)	—	0.2345	0.3073	0.3195	0.3550
Exchange Rate (R$/U.S.$) on December 31	3.3080	3.2591	3.9048	2.6562	2.3426

	At December 31,
	2017	2016	2015	2014	2013
	(in millions of reais, except as otherwise indicated)
Balance Sheet Data
Cash and cash equivalents	6,010.8	6,356.9	5,362.9	6,006.9	3,127.7
Trade accounts receivable, net	3,919.0	3,085.1	3,876.3	3,046.9	3,338.4
Inventories	4,948.2	4,791.6	4,032.9	2,941.4	3,111.6
Total current assets	19,185.4	18,893.7	19,180.1	17,488.3	13,242.5
Property, plant and equipment, net	12,190.6	11,746.2	10,915.8	10,059.3	10,821.6
Intangible assets	7,197.6	6,672.6	5,010.9	4,328.6	4,757.9
Total non-current assets	26,043.1	24,051.2	21,207.9	18,615.4	19,132.1
Total assets	45,228.5	42,944.9	40,388.0	36,103.7	32,374.6
Short-term debt	5,031.4	3,245.0	2,628.2	2,738.9	2,696.6
Trade accounts payable	6,445.5	5,839.8	4,745.0	3,522.2	3,674.7
Total current liabilities	14,907.9	12,640.4	11,621.2	9,569.1	8,436.0
Long-term debt	15,413.0	15,717.4	12,551.1	8,850.4	7,484.6
Total non-current liabilities	18,607.8	18,085.1	14,931.0	10,844.7	9,242.4
Equity
Capital	12,460.5	12,460.5	12,460.5	12,460.5	12,460.5
Total equity	11,712.9	12,219.4	13,836.0	15,689.9	14,696.2
Total liabilities and equity	45,228.5	42,944.9	40,388.0	36,103.7	32,374.6

	2017	2016	2015	2014	2013
Operating Data
Poultry slaughtered (million heads per year)	1,628.1	1,715.3	1,724.4	1,663.6	1,795.9
Pork/beef slaughtered (thousand heads per year)	9,938.4	9,614.1	9,510.5	9,620.6	9,744.1
Total production of meat and other processed products (thousand tons per year)	4,332.2	4,251.6	4,358.2	4,307.1	4,595.4
Employees (at year end)(1)	108,234	102,463	96,279	108,829	110,138

(1)     Includes permanent and temporary employees.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2013	2.4457	1.9528	2.1605	2.3426
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048
2016	4.1558	3.1193	3.4833	3.2591
2017	3.3807	3.0510	3.1925	3.3080

	Reais per U.S. Dollar
Month	High	Low
October 2017	3.28	3.20
November 2017	3.29	3.21
December 2017	3.33	3.23
January 2018	3.27	3.14
February 2018	3.28	3.17
March 2018	3.33	3.21
April 2018 (through April 26, 2018)	3.50	3.31

Source: Central Bank.

The exchange rate on April 26, 2018 was R$3.49 per U.S.$1.00.

B.                  Capitalization and Indebtedness

Not applicable.

C.                  Reasons for the Offer and Use of Proceeds

Not applicable.

D.                  Risk Factors

Risks Relating to Our Business and Industry

Health risks related to our business and the food industry could adversely affect our ability to sell our products. We have been recently subject to significant investigations relating to, among other things, food safety and quality control.

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

Meat can be subject to contamination during processing and distribution. In particular, processed meat may become exposed to various disease-producing pathogens, including listeria monocytogenes, salmonella and generic E. coli. These pathogens can also be introduced to our products during production or as a result of improper handling by third-party food processors, franchisees, distributors, foodservice providers or consumers. Spoilage, especially spoilage due to failure of temperature-control storage and transportation systems, is also a risk. We maintain systems designed to monitor food safety risks throughout all stages of production and distribution, but these systems could fail to function properly and product contamination could still occur. Failures in our systems to ensure food safety could result in harmful publicity that could cause damage to our brands, reputation and image and negatively impact sales, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

Brazilian authorities are investigating the Brazil’s meat processing industry in the so-called “Carne Fraca Operation.”  The investigation involves a number of companies in the Brazilian industry and, among other things, include allegations relating to food safety and quality control.  On January 22, 2018, the 3rd Public Prosecutor’s Office of the State of Goiás, offered a complaint against Mr. Laércio José Brunetto, industrial manager of our Mineiros plant, located in the State of Goiás, by the time of the events of the Carne Fraca Operation and current member of our corporate engineering team, and a former employee who was dismissed on August 16, 2016 and was the head of the quality control of the Mineiros plant. Both of them were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. In connection with this investigation, there is currently no indictment in Brazil against us for production of products unfit for human consumption or possible harm for the health of consumers. According to the Public Prosecutor’s Office, laboratory tests (dripping tests) have verified excessive levels of water absorbed by the chicken products apprehended at Mineiros plant. The Public Prosecutor’s Office alleges we produced chicken products with higher quantities of water than the limits permitted by the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”), with potential damages to customers, considering they would be acquiring chicken meat products with inferior weight than those indicated on the product package, since part of the weight of the frozen chicken would consist merely of water contained therein.

On March 5, 2018, BRF learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa - Paraná, authorizing the search and seizure of information and documents from us and certain current and former employees, and the temporary detention of certain individuals.  In what media reports have identified as “Trapaça Operation,” in total eleven current and former employees of BRF were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens.  All such current and former employees have been released.  A number of other BRF employees and former employees were identified for questioning. Based on the judge’s decision authorizing the temporary detention and the search and seizure, the main allegations at this stage involve alleged misconduct relating to quality violations, improper use of feed components, and falsification of tests at certain BRF manufacturing plants and accredited labs.

We are cooperating with authorities and initiated an internal investigation with respect to the allegations.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to twelve countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum. MAPA temporarily suspended exports from nine other BRF plants to the European Union on March 15, 2018, but revoked the temporary suspension on April 18, 2018. Although to date we have not received any formal notice from Brazilian or European authorities, media reports indicate that the European Union is considering suspending imports of poultry from certain production facilities in Brazil (including ours) supposedly due to sanitary concerns. If the European Union were to implement any such ban of imports from our production facilities, we may not be able to sell our products from such embargoed production plants in the European Union, and depending on the extension of such suspension, our results of operations may be adversely affected if we are not capable of directing any exceeding production capacity resulting from suspension to other markets at similar prices.

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

As a result of the regulators’ inquiries and the public announcement of allegations of wrongdoings involving BRF and other companies in the Brazilian meat industry in the context of the Carne Fraca Operation and Trapaça Operation, some export markets have been temporarily closed and our average selling prices for some products and in some markets have fallen. As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to twelve countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum. MAPA temporarily suspended exports from nine other BRF plants to the European Union on March 15, 2018, but revoked the temporary suspension on April 18, 2018. For more information about the “Trapaça Operation” see “Item 8. Financial Information—B. Significant Changes—Carne Fraca Operation” and “Item 8. Financial Information—B. Significant Changes— Trapaça Operation.”

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

For instance, Saudi Arabia recently considered whether poultry slaughtering practices in Brazil conforms with halal practices in Muslim markets. Brazil uses electric currents to leave poultry unconscious prior to slaughtering and Saudi Arabia raised concerns that such practice may violate the Muslim norm. In March 2018, officials with the Brazilian Agriculture Ministry and representatives of Brazil’s animal protein producer association traveled to Saudi Arabia to meet with Saudi Arabian authorities and explain that the electric currents do not kill the poultry. If the Brazilian authorities do not convince the Saudi Arabian authorities that its practices meet halal practices, unless we adapt our poultry slaughtering practices to conform with new practices eventually required by Saudi Arabia, we may not be able to sell the poultry produced by the system using electric currents to Saudi Arabia beginning in May 2018. There can be no assurance that we will able to promote such adaptation in a timely or cost-effective manner or at all, and any such adaptation may negatively affect our margins in sales to Saudi Arabia if we are not able to pass on these increased costs to our customers.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing their meat, which require us to maintain certain standards of animal health and control disease. We could be required to destroy animals or suspend the sale or export of some of our products to customers in Brazil and abroad, in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of hogs and certain other animals, foot-and-mouth disease and (H5N1) influenza (discussed below); and (2) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome and Porcine Epidemic Diarrhea, which have broken out in Europe and the United States, were to outbreak in Brazil, we could be required to destroy hogs, however currently there is no legislation supporting this action. Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals and loss of inventory. An outbreak of foot-and-mouth disease could have an effect on livestock we own and the availability of livestock for purchase. Also, the global effects of avian influenza would impact consumer perception of certain protein products and our ability to access certain markets, which would adversely affect our results of operations and financial condition.

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

During the last years, some human cases of avian influenza and related deaths were reported, according to the World Health Organization (“WHO”). The cases reported were caused by the H5N1 virus. In 2013, direct human-to-human transmission of the H7N9 virus was proven. Various countries in Asia, the Middle East and Africa reported human cases in the last five years and various European countries reported avian flu cases in poultry. In 2014, there were reports of human cases of avian influenza in Egypt, Indonesia, Cambodia, China and Vietnam. In the Americas, there were reports of human cases of avian influenza in both Canada and the United States. In early 2015, new cases of H5N1 and H5N2 reported in the United States resulted in restrictions on US exports. In 2016, new outbreaks occurred in bird populations across Northern Europe, including France, the Netherlands, Switzerland, Finland, and Germany. Middle Eastern and African countries also had outbreaks during 2016.

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

We consider the potential effects of climate change when evaluating and managing our operations and supply chain, recognizing the vulnerability of natural resources and agricultural inputs that are essential for our activities. The main risks we have identified relate to the alterations in temperature (average and extreme), changes in rainfall (average and extreme, such as drought, flooding and storms) and lack of water, which could affect agricultural productivity – grains in particular, animal wellbeing and the availability of energy and water. These changes could have a direct impact on our costs, raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal wellbeing, increasing the risk of rationing and raising the price of electrical energy through water shortages and the need for other energy sources to supply the demand for electricity. We also consider potential regulatory changes and monitor trends in changes to licensing legislation for greenhouse gas emissions at the domestic and international levels.

Our operations are largely dependent on electricity, and energy-related expenses are one of our highest fixed costs. Energy costs have historically fluctuated significantly over time, and increases in energy costs could result in reduced profits. A significant interruption in energy supply or outright loss of energy at any of our facilities could result in a temporary disruption in production and delivery of products to customers and additional costs.

A significant portion of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities. Hydroelectric production is vulnerable to a variety of factors, including precipitation. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, as has occurred in recent years, our energy expenses may increase. For example, following the 2015 drought conditions in the Southeast of Brazil, the availability of power generation from hydroelectric sources was reduced and as a result, our electricity expenses increased during the period.

Among the initiatives we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of stocks in grains purchases and the constant monitoring of the weather in agricultural regions to guide buying decisions, as well as anticipating price movements in the commodity markets. We also undertake projects to develop more efficient processes that consume less energy. Other initiatives include technological innovations in the animal-raising installations to improve the environment and acclimatization and safeguard the animal’s welfare. We may fail to continue to implement programs to mitigate effects of climate change, which may affect our business and results of operations in the future.

Any shortage or lack of water could materially adversely affect our business and results of operations.

A study conducted by the Food and Agriculture Organization indicates that, in the next two decades, the demand for water will increase 50% on a global scale. In connection with that, it is estimated that by 2025, 1.8 billion people will live in places with absolute shortage of water and two thirds of the global population will live in water-stressed places. By 2050, the demand for water will jump 55%, according to the Food and Agriculture Organization, on a global scale, including some of our key markets, such as North Africa and the Middle East. Water is an essential input for our businesses, being present from the production of grains and inputs, the agricultural chain through our production processes. As a result, the shortage or lack of water represents a critical risk for our business. On the other hand, we are aware that the industrial use of water may adversely affect its availability. Although Brazil holds nearly a fifth of the world’s water reserves, the World Economic Forum warns, year-by-year, that water crises is one of the most relevant Global Risk.

In order to mitigate these risks, we developed a methodology to evaluate water-related risks in the locations where we have operations in order to understand the specific impacts of our company and others in those regions and, consequently, reduce our water consumption and exposure to water supply risks in each location. It is an initiative regarding water-related risks through which we can assess internal and external aspects impacting water supply and quality and generate a score for each unit. The objective is to carry out internal and external actions to reduce consumption and comply with applicable rules in order to minimize our impact on the environment and the community. We analyzed the micro and macro watersheds composing the region, as well as the industrial activities and characteristics of the use of water resources, in order to understand the local demand growth, anticipating risks. Although we use a methodology developed by us to evaluate water-related risks in our areas of operation, this methodology may fail to accurately assess the water supply or anticipate water-related risks. This could result in us or our key suppliers encountering water shortages. In addition, the increased industrial use of water by water intensive business may also adversely affect the continuing availability and quality of water in Brazil. Whether unexpected or expected, the shortage or lack of water could materially adversely affect our business and results of operations.

We have a governance structure and compliance processes designed to promote our compliance with law, positive image and reputation in the marketplace, but they may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

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

We are subject to anti-fraud, anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-Corruption Law nº 12,846, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees that are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-fraud and anticorruption laws have been identified on occasion as part of our compliance and internal control processes. In addition, we were recently notified of allegations involving potential misconduct by some of our employees in the context of the Carne Fraca Operation. For more details, see “Item 8. Financial Information – B. Significant Changes – Carne Fraca Operation.” As a result of the Carne Fraca Operation and related consequences, we incurred in expenses and recorded provisions for losses in inventories in the total amount of R$363.4 million in 2017, which significantly impacted our results of operations.

When allegations of non-compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices, fraud or violations of law or our internal policies and procedures by our employees, directors, officers, partners, or any third-party agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-fraud, anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. We may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability. Potential bad developments in the Carne Fraca Operation may also negatively affect the market price of our common shares and ADRs.

Failure to maintain adequate internal controls could adversely affect our reputation and business.

Our  management is responsible for establishing and maintaining adequate internal control over financial reporting that provide reasonable assurance of the reliability of the preparation and reporting of our financial statements for external use. Inadequate internal controls may result in our failure to meet public reporting requirements accurately and on a timely basis and harm our reputation. The inherent limitations of internal controls over financial reporting may not prevent or detect all misstatements or fraud, regardless of the adequacy of those controls, and, therefore, we cannot assure that material weaknesses will not be identified in the future.

Our failure to continually innovate and successfully launch new products that address our clients’ needs and requirements, as well as maintain our brand image, could adversely impact our operating results.

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

We also seek to maintain and extend the image of our brands through marketing, including advertising, consumer promotions and trade spending. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. Continuing global focus on health and wellness, including weight management, increasing media attention to the role of food marketing and bad press about our quality controls and products, including in connection with the Carne Fraca Operation and Trapaça Operation, could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

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

We regularly review and pursue opportunities for strategic growth through acquisitions, joint ventures and other initiatives. We have completed several acquisitions in recent years, such as Golden Foods Siam (“GFS”) in Thailand, Campo Austral and Calchaqui in Argentina, Universal Meats (UK) Ltd. (“Universal Meats”) in the United Kingdom, Al Khan Foodstuff LLC (“AFK”) in Oman, and the Qatar National Import and Export Co. (“QNIE”) frozen distribution business in Qatar. We entered into in September 2016 a subscription and purchase agreement for the acquisition of 70% of FFM Further Processing SDN BHD, a food processing company incorporated under the laws of Malaysia. This transaction was completed on October 4, 2016. Additionally, we concluded the acquisition of Banvit Bandirma Vitamili Yem Sanayii A.S. (“Banvit”), the largest poultry producer in Turkey, in May 2017. For more details on certain of these transactions, see “Item 4. Information on the Company—A. History and Development of the Company.” Acquisitions, new businesses and joint ventures, especially involving sizeable enterprises, may present financial, managerial, operational and compliance risks and uncertainties, including:

•         challenges in realizing the anticipated benefits of the transaction;

•         diversion of management attention from existing businesses;

•         difficulty with integrating personnel, especially to different managerial practices;

•         disruptions when integrating financial, technological and other systems;

•         difficulty identifying suitable candidate businesses or consummating a transaction on terms that are favorable to us;

•         challenges in retaining an acquired company’s customers and key employees;

•         increased compensation expenses for newly-hired employees;

•         exposure to unforeseen liabilities or problems of the acquired companies or joint ventures;

•         warranty claims and claims for damages which may be limited in content, timeframe and amount;

•         challenges arising from a lack of familiarity with new markets with differing commercial and social norms and customs, which may adversely impact our strategic goals or require us to adapt our marketing and sales model for specific countries;

•         compliance with foreign legal and regulatory systems; and

•         difficulties in transferring capital to new jurisdictions.

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

Since we have expanded our operations around the world, we are subject to a variety of situations that may adversely affect our financial results. In the regions where we have production and distribution activities, we are subject, among others, to the following risks:

•         governmental inertia;

•         geopolitical risk and conflicts (including war, terrorism and civil unrest);

•         imposition of exchange or price controls;

•         imposition of restrictions on exports of our products or imports of raw materials necessary for our production (including embargos from countries where we have production and/or distribution activities);

•         fluctuation of local currencies against the real;

•         nationalization of our property;

•         increase in export tax and income tax rates for our products; and

•         unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities may be adversely affected, and we may experience in the future significant variability in our revenue on both an annual and a quarterly basis from those operations. For instance, it is unclear to us if the recent diplomatic crisis between Qatar and other Arab countries may lead to measures (such as trade embargo) that could ultimately impact our current operations in Qatar and in the region. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Deterioration of general economic and political conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic and political conditions, which may result in increased volatility in our markets and contribute to net losses.

Brazilian economy is expected to recover more consistently in 2018, resuming gross domestic product (“GDP”) growth and creating more jobs. However, there are a few political risks: (1) presidential elections and (2) structural reforms. Both factors will bring high volatility to the domestic financial markets in the short term, and might hinder economic recovery in a longer term. In this scenario, improvement of the labor market and income growth may be limited, which could disfavor a substantial improvement of consumption. Other factors that may harm our business is the unfolding of the Carne Fraca Operation, which impacted the credibility of the whole sector and led some importers to ban specific slaughterhouses, of which a few remain banned until the present time, and also of the unfolding of the Trapaça Operation. As a result, exported volume declined and will be reallocated in other destinations.

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

International sales account for a significant portion of our net sales in line with our global strategy, representing 50.2% in 2015, 52.3% in 2016 and 51.0% in 2017. Our major international markets include the Middle East (particularly Saudi Arabia), Asia (particularly Japan, Hong Kong, Singapore and China), Europe, Eurasia (particularly Russia) Africa and Americas (particularly Argentina), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on the economic, political and social conditions in our main export markets.

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

•         exchange rate and interest rate fluctuations;

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

•         strikes, not only of our employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products;

•         sabotage affecting our products; and

•         bad press related to the Brazilian meat processing industry, including in connection with the Carne Fraca Operation and Trapaça Operation.

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

Our manufacturing facilities and products are subject to governmental inspections and extensive regulation in the food safety area, including governmental food processing controls in all countries in which we operate, including internationally and in Brazil. We already incur significant costs in connection with the compliance with applicable rules. Changes in government regulations relating to food safety or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected outside of Brazil by foreign food safety officials, and any failure to pass those inspections can result in us being required to return all or part of a shipment to Brazil, recall certain products, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety or animal welfare regulations could result in increased costs and could have a material adverse effect on our business and results of operations, financial condition and prospects. In addition, we adopt worldwide animal welfare practices to serve our clients even though Brazil has limited regulations regarding animal welfare.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2017, we had approximately 108,234 employees worldwide. All of our production employees, in Brazil and in countries where there is a labor union force, are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may not reach new agreements without union action and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. If we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. Such costs represented approximately 14.8% of our cost of sales in 2017, increasing 0.8 percentage points compared to 2016, especially due to the consolidation of Banvit in our results of operations. In the event of an employee contractual structure review, additional operational expenses could be incurred. Additionally, during our normal business operation, we outsource some of our labor force, therefore being subject to the contingencies that may arise from this relationship. These contingencies may involve claims directly against us as if we were the direct employer of those outsourced workers or claims seeking our subsidiary liability. In the event that a significant amount of these contingencies materializes in an unfavorable outcome against us, we may be held liable for amounts higher than our provisions, which may have a material adverse effect on our business, financial and operational condition and results of operations. In addition, if the outsourced activities are deemed by the authorities to be core activities, outsourcing may be considered illegal and the outsourced workers may be considered our employees, which would result in a significant increase in our costs and could subject us to administrative and judicial procedures by the relevant authorities and fines. We are also subject to increases in our labor costs due to Brazilian inflation and increases in health insurance. Material increases in our labor costs could have a material adverse effect on our business, results of operations and financial condition and prospects.

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

Our plants are subject to environmental and operational licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not timely renewed or have their request of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, such as suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are in the renewal process, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period. Brazilian Complementary Law No. 140/2011 establishes that renewal of environmental licenses must be requested at least 120 days in advance of its expiration, so that the license may be automatically extended until a final decision from the environmental authority is reached. In the interim, we are permitted to continue operations under the respective license, during the renewal process. In addition, if since the issuance of a license under renewal there have been regulatory changes in the environmental standards that the plant is required to meet, the environmental agency may condition the renewal upon expensive facility upgrades, which might result in delays or disruptions, or, in the worst-case scenario, result in a denial of the license.

We are also subject to similar environmental laws and restrictions in all jurisdictions where we have plants and operations.

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

We are not required to record provisions for proceedings in which our management judges the risk of loss to be possible or remote. However, the amounts involved in some of these proceedings are substantial, and eventual losses on them could be significantly high. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an impact on our cash flow if we were required to pay those amounts and the eventual losses could be higher than the provisions we have recorded. Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects.

With regard to tax contingencies, we are currently defendants in a number of cases, which include, for example, disputes about the offset of tax credits and the use of tax incentives in several states that have not yet reached a final ruling at Brazilian courts. In addition, we may face risks arising from potential impairment of input state VAT that we accumulate on exportations. We have a case involving Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”) on sales of staple foods (cesta básica) on which the Supreme Court of Brazil has ruled against us. The case is currently pending judgment of a last appeal and, if the final decision is upheld against some or all of BRF’s operations, it could have a significant impact on our liquidity and financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.”

As of December 31, 2017, we had R$1,773.2 million in provisions for contingencies, of which R$407.5 million was for civil contingencies, R$303.4 million was for tax contingencies, R$691.7 million was for labor contingencies and R$370.6 million was for contingent liabilities.

We are also currently being investigated in the Carne Fraca Operation and Trapaça Operation, which may result in penalties, fines and sanctions from governmental authorities or other forms of liability. For more information about the “Carne Fraca Operation” and “Trapaça Operation” see “Item 8. Financial Information—B. Significant Changes—Carne Fraca Operation” and “Item 8. Financial Information—B. Significant Changes— Trapaça Operation.” Any investigation from governmental authorities currently unknown to us with respect to any arguably unlawful business practice may also result in penalties, fines and sanctions or other forms of liability.

On March 12, 2018, a purported shareholder class action lawsuit was filed in the U.S. Federal District Court in the Southern District of New York alleging, among other things, that BRF and certain of its officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues described above. Because this lawsuit is in its early stage, the possible loss or range of losses, if any, arising from this litigation cannot be estimated. While we believe that the claims against us are without merit and will continue to defend against the litigation vigorously, in the event that this litigation is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome would not have a material impact on us.

Our inability or failure to protect our intellectual property and any intellectual property infringement against us could have a negative impact on our operating results.

Our ability to compete effectively depends in part on our rights to trademarks, logos and other intellectual property rights we own or license. We have not sought to register or protect every one of our trademarks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate. Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may allege that our intellectual property and/or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third-party claims, or to settle such claims, we could be required to pay damages and/or enter into license agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe any third party’s intellectual property, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

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

From time to time, our installations may be affected by fires as was the case with our Toledo/PR unit in 2014 and other units in 2016, such as Chapecó/SC and Paranaguá/PR, and more recently in Lajeado/RS in 2017, besides electrical damages or explosion in substations, or widespread truck driver strikes. Although our business interruption insurance covers certain losses in connection with disruptions to our operations, all of our direct and indirect costs and intangible costs may not be covered by our insurance. Any similar event at these or other facilities in the future could have a material adverse impact on our business, results of operations, financial condition and prospects

Significant changes to the board composition may result in significant changes to our business strategy.

  On March 5, 2018, we called for an Extraordinary General Shareholders’ Meeting to be held jointly with the Ordinary General Shareholders’ Meeting on April 26, 2018, or our 2018 Shareholders’ Meeting, at the request of two of our significant shareholders, PREVI and PETROS, which jointly own more than 20% of our capital stock. In their request, PREVI and PETROS called for (i) removal of all current members of the Board of Directors; (ii) approval of the number of 10 members to compose the Board of Directors; (iii) election of new members to fill the positions on the Board of Directors; and (iv) election of the Chairman and Vice-Chairman of the Board of Directors. On April 6, 2018, at an Extraordinary Meeting of our current Board of Directors, it submitted to our shareholders an alternative composition to our Board vis-à-vis the one proposed by PREVI and PETROS. Later on, five out of the ten candidates appointed by our Board of Directors to comprise this alternative Board composition presented us a request for their names to be withdrawn from such composition. Also, on April 12, 2018, we received from Aberdeen Asset Management PLC, for and on behalf of the investment funds and portfolios under management of companies belonging to its economic group, which, according to its declaration, jointly own more that 5% of our capital stock, a request for the adoption of the cumulative voting system for the election of the members of the Board of Directors to be held at our 2018 Shareholders’ Meeting. On April 13, 2018, Mr. Luiz Fernando Furlan, our shareholder (and Board member), proposed Ms. Luiza Helena Trajano Inácio Rodrigues and Mr. Vicente Falconi Campos as candidates for the composition of the Board of Directors. On April 17, 2018, the shareholders Walter Fontana Filho and Vicente Falconi Campos proposed as Chairman and Vice-Chairman of the Board of Directors, once duly elected, Mr. Luiz Fernando Furlan and Ms. Luiza Helena Trajano Inácio Rodrigues, respectively. On April 18, 2018, Mr. Abilio dos Santos Diniz, Tarpon Investimentos S.A. and PETROS, proposed Mr. Pedro Pullen Parente to the position of member of our Board of Directors and as its Chairman. On April 19, 2018, a voting agreement was executed by and between PREVI, PETROS, investment funds represented by their manager Tarpon Gestora de Recursos S.A. and Mr. Abilio dos Santos Diniz, as holders, directly and indirectly, of 32.80% of the shares issued us, on a number of issues regarding the matters to be discussed at our 2018 Shareholders’ Meeting (including the election of members of our Board of Directors). Also on April 19, 2018, our Board of Directors decided, in connection with the election of its members for a new term, for the appointment of the following names to compose the slate of our Board of Directors, in case of withdrawal of the request for cumulative voting presented by Aberdeen Asset Management PLC: Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Ms. Flávia Buarque de Almeida, Mr. Francisco Petros Oliveira Lima Papathanasiadis, Mr. José Luiz Osório, Mr. Luiz Fernando Furlan, Mr. Pedro Pullen Parente, Mr. Roberto Antônio Mendes, Mr. Roberto Rodrigues and Mr. Walter Malieni Jr. The appointment of Messrs. Pedro Pullen Parente and Augusto Marques da Cruz Filho to run for Chairman and Vice-Chairman, respectively, was also approved and the composition proposed by our Board of Directors matched with the composition of our Board of Directors proposed by significant shareholders under the voting agreement discussed above (assuming that the request for cumulative voting presented would be withdrawn). Ms. Luiza Helena Trajano Inácio Rodrigues withdrawn her name from the list of candidates to be elected in the 2018 Shareholders’ Meeting.

On April 25, 2018, Aberdeen Asset Management PLC sent a letter withdrawing its request for the adoption of the cumulative voting system at our 2018 Shareholders’ Meeting, however the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the CVM, delivered to us a letter immediately prior to the beginning of our 2018 Shareholders’ Meeting demanding the adoption of the cumulative voting system in our 2018 Shareholders’ Meeting as other shareholders had previously delivered to us their votes based on such system. As a consequence, we adopted the cumulative voting system in our 2018 Shareholders’ Meeting.

As a result of the adoption of the cumulative voting system, the voting slate system originally proposed by both (1) PREVI and PETROS and (2) our Board were not adopted, and the election of our Board members at our 2018 Shareholders’ Meeting were candidate-based (rather than slate-based). All candidates proposed by our Board of Directors and significant shareholders as discussed above to become members of our Board were elected in our 2018 Shareholders’ Meeting. See “Item 6. Directors and Senior Management and Employees—A. Directors and Senior Management—Board of Directors” for further information regarding our recently elected Board members and “Item 10.  Additional Information—B. Memorandum and Articles of Association—Board of Directors”, for further information regarding the mechanics of cumulative voting system in shareholders meetings of a Brazilian corporation like us.

Only 4 out of the 10 members of our Board of Directors elected in our 2018 Shareholders’ Meeting were previously members of our Board of Directors.  Substantial changes in the composition of the Board of Directors may result in significant changes to our business strategy and give cause for changes at our senior management.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, loss of key professionals may adversely affect our ability to implement our strategy, as well as expenses associated to these losses can impact our results. We have experienced in 2017 and 2018 a significant number of departures of senior management, including two of our previous CEOs, CFO, general counsel and VP of operations.

Breaches, disruptions, or failures of our information technology systems derived or not from cybersecurity threats could disrupt our operations and negatively impact our business.

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

Like other companies, our information technology systems may be vulnerable to a variety of interruptions and cybersecurity threats and incidents, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, hackers, unauthorized access attempts and other security issues. Integrating newly-acquired companies into the system can be uniquely problematic. We have implemented technology security initiatives and disaster recovery plans to mitigate our exposure to these risks, but these measures may not be adequate or sufficient and there can be no assurance that these measures will be successful in preventing a cybersecurity, general information security incident or a disruption of our information technology systems. A significant failure of our systems, including failures that prevent our systems from functioning as intended, could cause transaction errors, processing inefficiencies, loss of customers and sales, have negative consequences on our employees and our business partners and have a negative impact on our operations or business reputation.

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

As cybersecurity threats, and government and regulatory oversight of associated risks continue to evolve, we may be required to expend additional resources to remediate, enhance or expand upon the cybersecurity protection and security measures we currently maintain.

Risks Relating to Our Indebtedness

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2017, our total consolidated debt (comprised of short-term and long-term debt) was R$20.4 billion.

Our substantial indebtedness could have major consequences for us, including:

•         requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations, capital expenditures or other capital needs;

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

In view of our current credit metrics and according to the policies and guidelines set by rating agencies in order to evaluate a company’s creditworthiness, as well as other factors, our credit rating has been recently downgraded, and we are currently rated below “investment grade” for two out of three rating agencies that rate us.

We have substantial debt that matures in each of the next several years.

As of December 31, 2017, we had R$5,031.3 million of debt that matures in 2018, R$3,983.9 million of debt that matures in 2019, R$1,684.7 million of debt that matures in 2020, R$125.4 million of debt that matures in 2021, and R$9,619.0 million of debt that matures in in 2022 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2017, we had R$11,101.3 million of foreign currency debt, including R$1,438.6 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

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

•         create or assume liens; and

•         engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a payment default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security, and other terms.

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

•         high inflation rates;

•         changes in fiscal or monetary policies;

•         commodities price volatility;

•         increase in interest rates;

•         exchange controls and restrictions on remittances abroad;

•         volatility and liquidity of domestic capital and credit markets;

•         natural disasters and changes in climate or weather patterns;

•         energy or water shortages or rationalization, particularly in light of water shortages in parts of Brazil;

•         changes in environmental regulation;

•         social and political instability, particularly in light of recent protests against the government;

•         strikes, not only of our employees, but also of port employees, truck drivers, other transport facilities, customs agents, sanitary inspection agents and other government agents; and

•         other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

The Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian government and the global drop in commodity prices. GDP growth rates were 1.9%, 3.0% and 0.5% in 2012, 2013 and 2014, respectively, but GDP decreased 3.5% in 2015 and 2016, respectively. In 2017, GDP grew 1.0%, following a two-year contraction, while inflation and interest rates decreased significantly to 2.95% and 7.0%, respectively, from 6.29% and 13.75%, respectively, in 2016. Unemployment had a slight improvement to 11.8%, although still at a high level. For 2018, there is an expectation of improvement of the economic indicators, as the economy will probably resume growth.

The acting Brazilian government has proposed the general terms of a fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2018, but it is uncertain whether the acting Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. For instance, due to limitations imposed by the Brazilian constitution, it is no longer expected that a broader social security reform will be approved by the Brazilian Congress this year. As of the date of this annual report, many of the proposed public expenses in Brazil’s budget have been maintained and it is not clear whether other expenses will be reduced or entirely eliminated. If some or all of these public expenses are maintained, Brazil will continue to run a budget deficit for 2018 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil and, in addition, protests, strikes and corruption scandals have led to a decrease in confidence and a political crisis.

Following the legal and administrative impeachment process, Brazil’s Senate removed President Dilma Rousseff from office on August 31, 2016 for infringement of budgetary laws. Former Vice-President Michel Temer, who has been de facto President since Ms. Rousseff’s suspension in May, was sworn in by the Senate to serve out the remainder of the presidential term until 2018. However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and approval of reforms that are expected to be promoted by the new President. Further, the recent decision of the Superior Electoral Court (Tribunal Superior Eleitoral) that acquitted Dilma Rousseff and Michel Temer on charges of illegal campaign financing may be reversed by the Brazilian Supreme Court (Superior Tribunal Federal) if the appeals filed with the Brazilian Supreme Court are accepted, which may cause the annulment of the presidential election of 2014 and require President Michel Temer to leave the office of president. In addition, a number of requests for impeachment have been filed against Mr. Temer, as well as criminal charges by the Brazilian Federal Prosecutor’s Office, which could also result in his removal from office, after allegations surfaced that Mr. Temer had allegedly been leading a political corruption related criminal organization. Furthermore, a Brazilian federal appeals court unanimously upheld the conviction of former President Luís Inácio Lula da Silva on corruption charges uncovered by the “Lava Jato” investigation. This decision may still be appealed to the Brazilian Supreme Court and the Superior Court of Justice (Superior Tribunal de Justiça) even though both court recently rejected the habeas corpus filed by Mr. Lula da Silva. On April 7, 2018, Lula da Silva began his prison sentence. We cannot predict whether these investigations and lawsuits as well as the imprisonment of Mr. Lula da Silva, a popular political leader, will bring about further economic and political instability or if new allegations against high officers of the Brazilian federal government will arise in the future. In addition, we cannot predict the results of any such investigations, including their effects over the Brazilian economy. The development of such cases may negatively affect the economic environment in Brazil, and consequently, us. The political crisis could worsen the economic conditions in Brazil, which may increase production and supply chain costs and adversely affect our results of operations and financial condition. Uncertainty as to whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in our production operations.

In October 2018, general elections will be held in Brazil for the election of its next president for a four-year term as well as for senators and federal congressmen. We cannot predict the policies the future president may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any new policies or changes to current policies may have a material adverse effect on us.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares or the ADRs.

Brazil experienced high inflation rates in the past. According to the IPCA, Brazilian consumer price inflation rates were 5.9% in 2013, 6.4% in 2014, 10.7% in 2015, 6.3% in 2016 and 2.95% in 2017. See “Item. 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

Although the market is currently forecasting that the inflation level will return to the Central Bank’s target in 2018, it is impossible to dismiss the possibility of higher inflation, taking into account the historic behavior of the country’s economy and the recurring political instability. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net profit. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net profit. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares or the ADRs.

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

On December 31, 2017, 38.2% of our total liabilities with respect to indebtedness corresponding to the amount of R$20,444.4 million were either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or “TJLP”), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”) and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or “CDI”), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears floating interest based on the London Interbank Offered Rate (“LIBOR”). Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2013, 2014 and 2015, the real depreciated 14.6%, 13.4% and 47.0%, respectively, against the U.S. dollar, while, in 2016, the real appreciated 16.5% and depreciated 1.5% in 2017.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$11,101.3 million at December 31, 2017, representing 54.3% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens, which may increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our profitability. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes that apply to us and our operations.

These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social, or “PIS”) and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes, the ICMS and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. Others, such as the Lei do Bem incentive program and the deduction of interest on shareholders’ equity, may be revoked. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance. Moreover, bill-of-law 8456/2017 is the latest attempt of the government to increase the social contributions on payroll and if it is passed into law, our overall tax burden will be increased, which could negatively affect our overall financial performance. For more information, see “Item 8. Financial Information— B. Significant Changes—Social Contributions.”

Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

Risks Relating to Our Common Shares and ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ADRs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, to the extent permitted by the New York Stock Exchange rules.

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

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 33.3% or more of our share capital to disclose such information immediately through a filing with the CVM and, within 30 days from the date of such acquisition or event, commence a public tender offer with respect to all of our shares for a price per share that may not be less than the greater of: (i) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 120 trading sessions prior to the date on which the public offer became obligatory; and (ii) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 30 trading days prior to the date on which the public offer became obligatory.

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

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 4,373, as amended of the Brazilian National Monetary Council (Conselho Monetário Nacional, or “CMN”)) is generally viewed as being subject to taxation in Brazil. Pursuant to Article 26 of Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In case of a non-Brazilian holder selling common shares on the Brazilian stock exchange, the withholding tax rate would be 0% (in the case of a non-Brazilian holder registered as such before the Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and not a resident of a tax haven (“Tax Haven Resident”)), 15% (in the case of a non-Brazilian holder that is not a Registered Holder and not a Tax Haven Resident) or 15% (in the case of a non-Brazilian holder that is a Tax Haven Resident).

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•         are subject to income tax at the following progressive rate when realized by any non-Brazilian holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder:

                                             i.            15% upon the portion of capital gains that is lower than R$5,000,000.00;

                                            ii.            17.5% upon the portion of capital gains that exceed R$5,000,000.00 and is lower than R$10,000,000.00;

                                          iii.            20% upon the portion of capital gains that exceed R$10,000,000.00 and is lower than R$30,000,000.00; and

                                          iv.            22.5% upon the portion of capital gains that exceed R$30,000,000.00.

•         are subject to income tax at a rate of 25% when realized by a natural or legal person that is a Tax Haven Resident, whether or not such holder is a Registered Holder.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market price of our common shares and ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The B3 S.A. – Brasil, Bolsa, Balcão (the “B3” or the “São Paulo Stock Exchange”) had a total traded volume of R$2.1 trillion, or U.S.$672.3 billion, and an average daily trading volume of R$8.7 billion, or U.S.$2.7 billion for the year in 2017. The New York Stock Exchange had a market traded volume of U.S.$15.7 trillion (U.S. domestic listed companies) and an average daily trading volume of U.S.$62.6 billion for the year in 2017. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 52.5% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2017. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 39% of all shares traded on the São Paulo Stock Exchange in 2017. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market price of our common shares and ADRs.

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

The Brazilian economy, as well as the market for securities issued by Brazilian companies, is also affected, to a varying degree, by international economic and market conditions generally, especially economic and market conditions in the United States.  Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2017, and we do not expect to be a PFIC for 2018 or in the future, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time.  Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%.  The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.  See “Item 10.  Additional Information—E.  Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

On April 9, 2013, we changed our name from BRF – Brasil Foods S.A. to the current name BRF S.A.

Antitrust Approvals

The business combination was reviewed by antitrust authorities both in Brazil and in Europe.  Approval by the European antitrust authorities was received on June 29, 2009, followed by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or “CADE”) on July 13, 2011, conditioned upon compliance with the terms of a Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”) that we entered into with the CADE on July 18, 2011.  Under the TCD, we agreed to a number of measures, including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market. In March 2012, we entered into an agreement with Marfrig Alimentos S.A., or “Marfrig,” pursuant to which we agreed to transfer certain assets in compliance with our agreement with the CADE. The last suspension of use of brands imposed by CADE in connection with the business combination with Sadia expired on July 3, 2017. Pursuant to our agreement with CADE, we are prohibited until July 13, 2021 from (i) having exclusivity on sales, publicity or merchandising in points of sale in Brazil and (ii) repurchasing the assets transferred to Marfrig. The TCD does not restrict our ability to act freely in the Brazilian food service market or outside the Brazilian market.

Agreement with Marfrig

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from CADE, but that approval was subject to a number of conditions set forth in a TCD, including, among others, the suspension of use of certain brands for a range from three to five years and the divestment of certain trademarks, plants, and distribution centers in the domestic market. On March 20, 2012, we entered into an agreement with Marfrig pursuant to which we have agreed to transfer certain assets in compliance with the TCD.  In exchange, we acquired the right to receive from Marfrig an amount corresponding to R$350.0 million.

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

Agreement with Lactalis

On September 3, 2014, BRF entered into a binding memorandum of understanding with Lactalis, a company controlled by Parmalat S.p.A., an Italian publicly held company pertaining to the Groupe Lactalis S.A., or “Groupe Lactalis,” for the sale of its dairy division, including:  (i) manufacturing facilities located in the cities of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), Três de Maio I (RS), Três de Maio II (RS) and Santa Rosa (RS), and (ii) related assets and trademarks (Batavo, Elegê, Cotochés, Santa Rosa and DoBon) dedicated to such segment. The transaction closed on July 1, 2015 for a total consideration of U.S.$697.8 million.

Corporate Reorganization of OneFoods

On January 11, 2017, we established a new wholly-owned subsidiary, OneFoods, based in Dubai, which is focused on predominantly Muslim markets. The incorporation of this subsidiary involved a restructuring to incorporate the operations of Malaysia and some countries in the African continent and Eastern Europe that included: i) the sale and purchase agreement on which OneFoods acquired from BRF GmbH, a BRF wholly-owned subsidiary, certain equity interest in entities that serve the Halal Business; and ii) the contribution of the equity interest in SHB Indústria e Comércio de Alimentos (“SHB”) to OneFoods. SHB holds grain storage facilities, feed mills, outgrowers (outsourced farmers) agreements, hatcheries and 8 slaughtering and processing plants in Brazil. In addition, we entered into certain agreements with OneFoods that provide for the licensing of certain brands, operational and corporate activities cost sharing and supply of raw materials and finished goods. See Note 1.3 to our consolidated financial statements.

Acquisitions of Banvit - Turkey

On May 25, 2017, our subsidiary TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017, completed a transaction for the acquisition of 79.48% of the shares issued by Banvit, the largest poultry producer in Turkey with fully integrated operations and owning the most recognized brand in the industry. Through a subsequent tender offer process completed on August 17, 2017, TBQ’s shareholding of Banvit increased to 91.71%. The total value of the transaction (including the purchase price paid in connection with the tender offer) was R$1.277 billion.

Carne Fraca Operation

We are currently being investigated in the context of the “Carne Fraca Operation.” For more information, see “Item 8. Financial Information—B. Significant Changes—Carne Fraca Operation.”

Trapaça Operation

We are currently being investigated in the context of Trapaça Operation. For more information, see “Item 8. Financial Information—B. Significant Changes— Trapaça Operation.”

Capital Expenditures

The table below sets forth our capital expenditures for the periods indicated:

	For the year ended December 31,
	2017	2016	2015
	(in millions of reais)
Property, plant and equipment	887.0	1,859.2	1,296.7
Biological assets	713.2	784.2	589.4
Acquisitions and other investments	1,120.9	2,873.0	152.5
Intangible assets	51.2	62.8	205.4
Total capital expenditures	2,772.3	5,579.2	2,244.0

The main capital expenditures in 2015, 2016 and 2017 are described below:

Acquisitions. For the main acquisitions in 2017, see “Item 4. Information on the Company—A. History and Development of the Company.”

Logistics Management: BRF invested R$58.8 million in 2016 and 2017 in the Vitória de Santo Antão distribution center in order to better serve all the states in the northeastern region of Brazil and some states in the north of the country.

Automation: In 2017 BRF focused on executing and ramping-up the nearly R$115.0 million investments made in 2016 for the automation of company processes. The goal has been to improve efficiency by increasing productivity and reducing production costs. In 2016, investments on automating the chicken leg deboning processes continued, which not only reduced costs, but also improved ergonomics in the factory and increased product quality. In 2015, BRF invested R$375.8 million for the automation of company processes.

Internationalization Project: BRF is working on a broad long-term internationalization project. The year of 2017 was marked by the acquisition of Banvit in Turkey. In 2016, BRF increased its investments in Argentina, including in the San Jorge burger factory and in Rio Cuarto in the amount of R$17.9 million and R$101.5 million, respectively. In 2017 BRF invested R$136.5 million in our Toledo, Campos Novos and Rio Verde factories, aiming to increase production of pork in order supply the Chinese market and processed goods to supply the Brazilian market. Besides that, R$20.1 million were invested in a new production line for animal ingredients.

Operational footprint: In 2015, the company had a strong focus on improving its operational complex, investing on growth and optimization of production between plants in order to minimize the cost to produce and deliver each product. The optimization takes into account aspects of production cost, logistics, tax, quality and production specialization. At this point, the review also takes this opportunity to improve the mix of the Company's products, maximizing investments in higher value-added products, in line with the strategy of BRF. This footprint revision also provides greater flexibility and agility in the production process.

In 2018, in addition to existing projects, BRF will focus on pursuing our commitment to maximize the use of our assets in investments to eliminate production constraints and increase overall efficiency. Besides that, investments to keep BRF’s high quality standards will still represent a significant share of our expenses.

B.                  Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over four thousand stock keeping units (“SKUs”). Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches, mayonnaise, and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Paty, Bocatti, Vienissima, Dánica, Confidence, Speedy Polo and Hilal. In December 2017, BRF was responsible for 13.1% of the world trade in poultry.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 35 industrial facilities in Brazil, we have among our main assets a widespread distribution network that enables our products to reach Brazilian consumers through more than 540,000 monthly deliveries and 46 distribution centers as of December 31, 2017, 20 of which are in the domestic market and 26 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 27 sales offices outside of Brazil serving customers of more than 140 countries on five continents. We have nine industrial units in Argentina, five in Thailand, two in Europe (BRF UK and BRF Holland), one in Abu Dhabi, one in Malaysia and five in Turkey.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”) as BRFS3 since 2006 and we are also traded on the New York Stock Exchange, or “NYSE,” (ADR level III). This commitment has been reinforced and internationally recognized since 2012, upon our entrance into the portfolio of Emerging Markets of Dow Jones Sustainability Index.

A breakdown of our products is as follows, all of which are sold both in Brazil and to our international customers:

•         Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, frozen pork and frozen beef cuts;

•         Processed Food Products includes the following:

o    marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

o    specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

o    frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs;

•         Other Processed Products includes the following:

o    margarine, mayonnaise, mustard and ketchup; and

o    frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

•         Other, consisting of soy meal, refined soy flour and animal feed.

In Brazil, we operate 33 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers, being seven owned by us and 13 leased by third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international markets, we operate 23 industrial facilities, including meat processing, margarine and oil processing, sauce and mayonnaise processing and frozen vegetables processing plants. We have 26 distribution centers located overseas as well as commercial offices on all five continents.

Our Industry

We manage our business to target both the Brazilian market and the international markets.

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are significantly affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real GDP in Brazil increased at an average annual rate of 2.4% from 2004 through 2017.  For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%, after increasing 0.5% in 2014. Reacting to this weak economic scenario, the Central Bank has lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”) interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend remains downward, from 17.8% as of December 31, 2004 to 7.0% as of December 7, 2017.  In December 2017, the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”) increased by 0.44%. In 2017, the IPCA increased 2.95%.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The average unemployment rate for Oct/Nov/Dec was 11.8%, a decrease of 0.20 percentage points when compared to the 12.0% in the same period of 2016. The Consumer Confidence Index for December 2017 was 86.4, 0.4 points below November 2017 but 13.3 points higher than the level reported a year before of 73.1.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados, or “ABRAS”) in December 2017, supermarket sales in real terms (deflated by the IPCA), increased 20.42% compared to the previous month and increased 2.55% compared to December 2016. In the year, supermarket sales in real terms rose 1.25% in 2017 vs 2016.

Export Markets

The information set forth in this “Export Markets” subsection relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports decreased by 1.75% in the year ended December 31, 2017 compared to the year ended December 31, 2016 in terms of volume, with an increase of 5.54% in terms of sales, in U.S. dollars, primarily a result of the 7.52% increase in the average prices of exports in the year ended December 31, 2017.  Pork exports registered a decline of 4.7% in volume and an increase of 9.8% in sales in U.S. dollars, in the year ended December 31, 2017 compared to the year ended December 31, 2016, with the average price of exports rising 15.2% in the year ended December 31, 2017. Beef exports recorded a strong increase of 9.4% in volume and 13.4% in sales, in U.S. dollars, in the year ended December 31, 2017 compared to the year ended December 31, 2016.

Brazilian chicken exports in the year ended December 31, 2017 totaled 4.23 million tons on sales of approximately R$23.5 billion (equivalent to U.S.$ 7.1 billion). Saudi Arabia remains the main destination (14.1%), followed by Japan (12.9%), China (10.7%) and UAE (7.2%).

Pork export volume in 2017 amounted 697.1 thousand tons, totaling around R$5.2 billion (equivalent to U.S.$1.6 billion). The leading importers, Russia, Hong Kong and China, represented 43%, 21% and 6%, respectively, of total exports from Brazil.

Beef shipments in the year ended December 31, 2017 totaled 1,442.9 thousand tons with sales of around R$19.7 billion (equivalent to U.S.$5.9 billion). Volume increase was pushed by higher exports sent to Hong Kong and China, which import 24% and 15% of Brazilian beef exports, respectively.

Competitive Strengths

We believe our major competitive strengths are as follows:

•         Leadership in the Brazilian Food Market with Strong Brands and a Global Presence.  We are one of the largest producers of fresh and frozen protein foods in the world with a size and scale that allows us to compete in Brazil as well as in our export markets. We are one of the largest food companies in the world in terms of market capitalization. We believe our leading position allows us to take advantage of market opportunities by expanding our business, increasing our offer of added value products and improving our initiatives in export markets.  In 2017, we slaughtered approximately 1.63 billion chickens and other poultry and 9.94 million hogs and cattle. In the same year, we sold approximately 4.33 million tons of poultry, hogs, beef and processed products. Our own and licensed brands are highly recognized in a number of countries, such as Brazil, Argentina, Saudi Arabia, Angola, to name a few, and we are expanding the presence with local brands in key markets. Our Sadia and Perdigão brands were included among the “Most Valuable Brand in Brazil” in 2016 and 2015, respectively, by Millward Brown Vermeer. Our sustainable practices have also brought BRF great recognition over the years. We are one of the leading companies in terms of transparency published by the Carbon Disclosure Project (“CDP”). Additionally, we are also among the companies listed on the United Nations Global Compact 100 Index since 2013.

•         Extensive Distribution Network in Brazil and the Export Markets.  We believe we are one of the few companies with an established distribution network that can deliver frozen and chilled products in practically any region of Brazil. Moreover, we export products to approximately 150 countries and are developing our own distribution network in Europe, where we sell directly to food processing companies and local distributors. We operate in the Middle East through our Halal subsidiary OneFoods, exclusively dedicated to serve the Muslim market, with an operational structure including: equity interests we have acquired in distribution companies such as Al Khan Foodstuff LLC (“AKF”), the leader in the distribution of frozen and chilled food in the Sultanate of Oman, the retail frozen foods distribution business of Alyasra Food Company W.L.L. (“Alyasra”), the leader in the distribution of frozen, chilled and dried food in Kuwait, and Federal Foods Limited (“Federal Foods”), the leader in the distribution of food in the United Arab Emirates. Besides this, we also operate through Al Wafi in Saudi Arabia. Lastly, we also joined the Turkish market through the acquisition in 2017 of Banvit, the largest poultry producer in the country and owner of the most recognized brand in the country. In Argentina, we continue working to optimize the number and increase the loyalty of our distributors. Our established distribution capabilities and logistical experience allow us to expand our national and international business, leading to higher sales volume and a greater coverage of our line of products. Moreover, in Europe, we partnered with Invicta Food Group Limited (“Invicta”) and acquired Universal Meats to strengthen our distribution of processed food in the United Kingdom, Ireland and Scandinavia.

•         Low Cost Producers in a Growing Global Market.  We believe we have a competitive advantage over producers in some of our export markets due to our lower production costs and gains of efficiency in animal production in Brazil. We have also achieved a scale of production and quality that allows us to compete effectively with the main producers in Brazil and other countries. We set up a series of programs aimed at maintaining and improving our cost effectiveness, including programs to optimize our supply chain by integrating demand, production, inventory management and customer service. Our Shared Service Center (CSC - Centro de Serviços Compartilhados) centralizes our administrative and corporate activities, and our BRF Value Generation system (GV BRF - Geração de Valor BRF”) provides our managers with a more efficient use of fixed and working capital, while our Zero-Base Budget program (OBZ - Orçamento Base Zero) is directed at enhancing the efficiency of cost management.

•         Strategic and Diversified Geographic Allocation.  Our slaughterhouses are strategically located in different regions of Brazil (South, Southeast and Midwest). This allows us to offset the risks from any restrictions on exports that may occur in particular regions of the country due to sanitary concerns. The geographical diversity of our distribution centers in 14 Brazilian states also allows us to reduce the cost of transport due to their proximity to the grain-producing regions and the country´s main export ports. We opened our first processed food plant in the Middle East in Abu Dhabi, in the United Arab Emirates in 2014. This is the largest BRF factory globally. In Argentina, in 2016, we integrated Campo Austral, through the acquisition of its controller, Eclipse Holding Cooperatief UA, and Alimentos Calchaquí Productos 7 S.A. (“Calchaquí”), both with own production capabilities and local brands to strengthen our position in the cold cuts market. Additionally, in 2016, we increased our presence in Asia by acquiring GFS, one of the leading poultry producers in Thailand, with fully integrated operations and exporting to more than 15 markets globally, and we also completed the acquisition of 70% of FFM Further Processing SDN BHD in Malaysia. More recently, our subsidiary, OneFoods, focused 100% in the Halal market started to operate in January 2017, and we concluded the acquisition of Banvit in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017. See “Item 4. Information of the Company—A. History and Development of the Company—Corporate Reorganization of OneFoods.” Those are great steps forward as part of our international expansion and aim to provide the best options to clients through local operations, which allow rapid and efficient access to strategic markets and increase the flexibility of the adaptation of products to local wishes. This approach is always carried out according to the specific requirements of each country and follows rigorous controls in all the productive processes.

•         Emphasis on Quality, Safety and Diversified Portfolio.  We are committed to food safety and quality in all of our operations to meet the specifications of our clients, prevent contamination and reduce the risks of epidemics of animal illnesses. In 2013, we launched a campaign in Brazil to publicize the Sadia Total Guarantee Program (Programa de Garantia Total Sadia) that ensures our chickens have no hormones or preservatives and are individually inspected. We have a diversified variety of products that give us the flexibility to direct our production according to the market demand and the seasonality of our products. To support this continuous innovation of our product portfolio, we have been continuously investing in our Technology Center in Jundiaí, in the State of São Paulo.

•         Committed Management Team.  Our management endeavors to accentuate best practices in our operations and corporate governance standards, as demonstrated by the listing of our common shares on the Novo Mercado segment of the São Paulo stock exchange. Companies listed on this stock market must pledge to adopt the highest standards of corporate governance. We have improved our organizational structure and have redesigned it under the following eleven vice presidents. See “Item 6. A. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Business Strategy

Our general strategy consists of using our competitive advantage as a low-cost producer of food in large scale to increase the return on invested capital and continue to grow sustainably in the coming years. We intend to continue to strengthen our global distribution network and client base, providing a portfolio of diversified, innovative products directed at the market and supported by strong international and local brands. The main elements in our strategy are the following:

•         Strengthening our Global Distribution Network.  We are continuing to develop our capacity to distribute outside Brazil in order to enhance the services we provide to our current clients and expand our base of export clients. We expect to continue to carry out this long-term distribution strategy in 2018, with the aim of increasing the awareness of our brands globally and expanding to countries where we believe there is a potential for a profitable distribution of our products. We are focusing on expanding our distribution network in Europe, the Middle East, Asia and Latin America to increase our coverage and get closer to final consumers, bringing sales and marketing efforts in these key regions. We are also processing products abroad, in order to allow us to deliver these products directly to the clients located in these markets. One example of this effort was the opening of our first food processing plant in the Middle East in 2014, with an expansion already announced in 2015. We may also consider certain acquisitions as a means of achieving this goal. Among others we have completed several acquisitions in recent years, such as the acquisition of GFS in Thailand, the partnership with Invicta and the acquisition of Universal Meats in the United Kingdom, enhanced our distribution business in Qatar with the acquisition of assets from QNIE the acquisition of Calchaquí, Campo Austral and known brands in Argentina, the acquisition the remaining stake of AKF, our distributor in Oman and the acquisition of Banvit in Turkey in 2017.

•         Increasing our Domestic and International Client Base.  We intend to continue strengthening our Brazilian and international client base by continuing to offer high quality products and services. We intend to focus on efficiency to increase BRF’s competitiveness on the global stage, delivering high quality services to our clients and raising distribution and logistics abroad to a central position in our business. We believe there will be considerable opportunities to increase penetration in the export markets, particularly as we are expanding our production base to other countries and actively support efforts to reduce or eliminate existing trade barriers. Our objective is to strengthen our presence in key export markets. We believe there are also opportunities to expand penetration in the Brazilian market by increasing our client base and raising the productivity of the sales team. As of December 31, 2017, food sales in the Brazilian market represented 45.4% of our total net sales while food sales in the export markets represented 51.0%.

•         Refocusing our Core Business according to Consumer and Market Preferences.  We are focused on delivering innovative products that our clients regard as having added value. We intend to refocus our most important categories of products, as well as increase our market penetration, through a more granular view (by category, channel, region, brands and consumer/consumption segments). As part of this plan, we completed a transaction on July 1, 2015 for the sale of plants and trademarks related to our dairy division to Lactalis, through the sale of Elebat and Nutrifont. We are planning to align our strategy, processes and people to the needs of our clients by creating an integrated medium-term plan for our value chain that is strong, flexible and focused on value creation. Lastly, we intend to promote a pricing model aimed at providing a more rational pricing scheme.

•         Diversifying our Lines of Products, Particularly Focusing on Higher Value-Added Food Products.  The merger between Perdigão S.A. and Sadia S.A. in 2009 brought a great variety of processed products to our portfolio and created one of the biggest exporters of poultry products in the world. Since then, we have been expanding our portfolio in Brazil through new product launches, such as new lines of ready-to-eat meals and a new line of margarine enriched with vitamins and Omega3 (Qualy Qmix). Outside Brazil, we have been making selective acquisitions of companies and brands since 2011. In Argentina, we acquired companies such as Avex, Flora Dánica, Calchaquí and Campo Austral and well-known trademarks such as Vieníssima.  The main purpose of these acquisitions was to expand our competitive base, leveraging our export platform and access the potential of the Argentinean market. Avex produces fresh poultry products, Calchaquí produces cold cuts and Flora Dánica produces mayonnaise, sauces and margarines, amongst other items, while Campo Austral is an integrated swine business with mainstream brands and Vieníssima is the leading Argentinian brand in frankfurter sausages. We intend to continue to diversify our product lines, focusing on processed foods with prices that generally fluctuate less than our cuts of fresh poultry and pork and which may be directed to specific markets. In line with this strategy, we intend to provide products that deliver to our consumers greater practicality, such as the Fácil and Soltíssimo lines, and healthiness, like Sadia’s new lines of cold cuts with 30% less sodium.  Additionally, on November 26, 2014, we inaugurated a plant in Abu Dhabi, United Arab Emirates, to service our Middle East and North of Africa segment, and on January 26, 2016, we acquired a fully integrated operation in Thailand, expanding our portfolio of cooked value-added products outside Brazil.

•         Pursuing Leadership in Low Costs.  We continue to enhance our cost structure in order to maintain competitive costs and increase the efficiency of our operations while maintaining our commitment with quality and food safety. We intend to obtain greater economies of scale through the efficient use of our production capacity, as well as the elimination of redundancies. We are implementing an optimal operational footprint based on analyzing the current layout of our plants, their cost of grains and the costs of freight to ports in order to increase our capacity and enhance growth. We are also continuing to implement new technologies in order to rationalize our production and distribution activities.

•         Maintaining a Strong and Strategic Business Plan.  We have recently revised our strategic plan, the BRF 18, which states our vision of being a company that is committed to partner with nature aiming to nurture life and to feed the world by providing food developed and prepared with love. We intend to become a global house of brands offering the best products and solutions to our customers and end consumers putting together our global and regional capabilities. We aim to defend our leadership in our key markets as well as to pursue additional growth in new markets both in Brazil and abroad. We will keep on investing time and resources to improve even more our sustainable chain into new supply models that will enhance our competitive advantages and put BRF ahead of the competition. Likewise, we will leverage and capitalize on our other key capabilities (sales and logistics, innovation, quality and people) to support this strategy. Furthermore, we have been building a new culture that is strong, aligned to the organization and the decision-making process of value creation, and establishing a performance culture in the company that is strengthened by meritocracy. This new culture will reinforce our commitment to attract, develop and retain talent, a key element for the company’s sustainable development.

Products

We are a food company that focuses on the production and sale of poultry, pork and processed foods.

Poultry

We produce frozen whole and cut poultry. In 2017, we slaughtered approximately 1.63 billion heads of poultry, 5.1% decrease compared to 1.72 billion in 2016. We sold 2,127 thousand tons of frozen chicken and other poultry products in 2017, compared to 2,006 thousand tons in 2016. Most of our poultry sales are to our export markets.

Pork and Beef

In 2017, we slaughtered approximately 9.94 million hogs and cattle, compared to 9.61 million in 2016. We raise hogs but do not raise cattle at our facilities.  Although most of hogs that we slaughter are used for processed products in the domestic market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. We are developing our international customer base for pork and beef cuts.  In 2017, we sold 323 thousand tons of pork and beef cuts, compared to 350 thousand tons of pork and beef cuts in 2016.

Aligned with our strategic plan, in 2014, we transferred our beef operations to Minerva, in exchange for an equity participation in that company.

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 2,118 thousand tons of processed foods in 2017, compared to 2,017 thousand tons in 2016.  Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers or to unaffiliated customers. In 2017, we produced 10,445 thousand tons of feed and premix, compared to 10,506 thousand tons in 2016. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil is the second largest producer and the leading exporter of poultry in the world for 2017, followed by the U.S., EU-28 and Thailand, based on estimates calculated by the United States Department of Agriculture, or the “USDA.” Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This development can be explained by the increase of Brazilian companies’ production dedicated to exports, as well as by the competitiveness of Brazilian poultry.

According to the USDA, global poultry trade increased 3.5% in 2017, mainly due to higher exports from US (which increased 2.3%), Thailand (which increased 11.6%), China (which increased 3.6%) and Turkey (which increased 21.6%). According to the Brazilian Association of Animal Protein (ABPA – Associação Brasileira de Proteína Animal), exports of poultry parts increased 4.3%, representing 63.8% of the total poultry exported volumes. Whole chicken, which represents 29.4% of the total, decreased 9.2%. The main destinations were Saudi Arabia, Japan and China, which decreased total imports from Brazil by 21.0%, increased by 12.2% and decreased by 19.2%, respectively.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Broiler Producers	2017	2016	2015
	(in thousands of tons – “ready to cook” equivalent)
U.S.	18,596	18,261	17,971
Brazil	13,250	12,910	13,146
European Union (28 countries)	11,700	11,533	10,890
China	11,600	12,300	13,400
India	4,400	4,200	3,900
Russia	3,870	3,730	3,600
Mexico	3,400	3,275	3,175
Argentina	2,086	2,055	2,080
Turkey	1,950	1,900	1,909
Thailand	1,900	1,780	1,700
Others	17,423	17,154	17,355
Total	90,175	89,098	89,126

Primary Broiler Exporters	2017	2016	2015
	(in thousands of tons – “ready to cook” equivalent)
Brazil	4,320	4,384	3,841
U.S.	3,091	3,014	2,867
European Union (28 countries)	1,250	1,276	1,179
Thailand	770	690	622
China	400	386	401
Others	1,568	1,430	1,349
Total	11,399	11,180	10,920

Primary Broiler Consumers	2017	2016	2015
	(in thousands of tons – “ready to cook” equivalent)
U.S.	15,576	15,331	15,094
China	11,650	12,344	13,267
European Union (28 countries)	11,170	11,018	10,441
Brazil	9,252	9,024	9,309
India	4,397	4,196	3,892
Mexico	4,144	4,061	3,960
Russia	3,960	3,850	3,804
Japan	2,425	2,386	2,321
Argentina	1,909	1,905	1,894
Malaysia	1,750	1,731	1,677
Others	21,902	21,522	21,690
Total	88,135	88,368	87,349

Source: USDA, March 2018.

Pork

Brazil is the fourth largest producer and exporter and fifth largest consumer of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production and consumption of pork has increased since 2009.  The USDA expects an increase in global production and consumption of pork in 2017 of 0.79%. According to the USDA, pork exports reached 900 thousand tons in 2017. Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research developments have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders also contributed to the production increase.

According to the Brazilian Animal Protein Association (Associação Brasileira de Proteína Animal), or “ABPA,” until December 2017, Russia was Brazil’s major destination of pork followed by Hong Kong and China, representing 37.2%, 22.4% and 7.0%  respectively of total Brazilian pork exports. Russian, Hong Kong and Chinese imports from Brazil increased 5.8%, decreased 5.1% and 44.3%, respectively, from January to December of 2017.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2017	2016	2015
	(in thousands of tons – weight in equivalent carcass)
China	52,750	52,990	54,870
European Union (28 countries)	23,450	23,400	23,249
U.S.	11,844	11,319	11,121
Brazil	3,815	3,700	3,519
Russia	3,000	2,870	2,615
Vietnam	2,750	2,675	2,572
Others	13,118	12,899	12,668
Total	110,727	109,853	110,614

Main Pork Exporters	2017	2016	2015
	(in thousands of tons – weight in equivalent carcass)
U.S.	2,572	2,374	2,272
European Union (28 countries)	3,300	3,126	2,389
Canada	1,300	1,319	1,239
Brazil	687	724	627
China	175	191	231
Chile	180	173	178
Others	323	302	300
Total	8,537	8,209	7,236

Main Pork Consumers	2017	2016	2015
	(in thousands of tons – weight in equivalent carcass)
China	54,875	54,980	55,668
European Union (28 countries)	20,162	20,286	20,872
U.S.	9,668	9,477	9,341
Russia	3,275	3,192	3,016
Brazil	2,917	2,870	2,893
Japan	2,624	2,626	2,568
Others	17,186	16,422	16,256
Total	110,707	109,853	110,614

Source: USDA, March 2018.

Beef

Brazil is the second largest producer and consumer of beef in the world and the second largest exporter, according to tonnage data compiled by the USDA. From 2017 to 2018, the USDA estimates an increase in global beef production and consumption of approximately 1.9%, 2.0%, respectively and also an increase in exports of 2.7%.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Panorama
Main Beef Producers	2017	2016	2015
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,109	11,507	10,817
Brazil	9,450	9,284	9,425
European Union (28 countries)	7,890	7,881	7,684
China	7,070	7,000	6,700
India	4,250	4,200	4,100
Argentina	2,760	2,650	2,720
Australia	2,125	2,125	2,547
Mexico	1,915	1,879	1,850
Pakistan	1,780	1,750	1,710
Turkey	1,515	1,484	1,423
Others	10,509	10,683	10,723
Total	61,373	60,443	59,699

	World Beef Panorama
Main Beef Consumers	2017	2016	2015
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,191	11,678	11,276
China	7,985	7,765	7,342
European Union (28 countries)	7,830	7,906	7,744
Brazil	7,745	7,652	7,781
Argentina	2,480	2,434	2,534
India	2,425	2,436	2,294
Others	18,706	18,843	18,848
Total	59,362	58,714	57,819

	World Beef Panorama
Main Beef Exporters	2017	2016	2015
	(in thousands of tons – weight in equivalent carcass)
India	1,825	1,764	1,806
Brazil	1,760	1,698	1,705
Australia	1,450	1,480	1,854
U.S.	1,285	1,159	1,028
New Zealand	570	587	639
Others	2,901	2,734	2,513
Total	9,791	9,422	9,545

Source: USDA, March 2018.

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

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, and Aviagen. We send these chicks to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced.  We also buy a small percentage of our parent stock from another supplier.  The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1.70 billion day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2017. We hatch these eggs in our 31 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have business arrangements with approximately 8,830 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2017, we had a fully automated slaughtering capacity of 35.7 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres and DanBred or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 2,953 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

At December 31, 2017, we had a pork slaughtering capacity of 197,188 heads per week.

Beef

We had a beef slaughtering capacity of 14,400 heads per week until October 1, 2014 when BRF and Minerva signed an Investment Agreement pursuant to which BRF, in return for an equity interest in Minerva, allocated its beef slaughtering plants in Várzea Grande and Mirassol as well as the BRF employees involved in these activities to a closed capital company that was incorporated within Minerva. This deal closed on October 1, 2014.

We currently have a beef slaughtering capacity of approximately 3,500 heads per week in a factory in Argentina.

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

We own 31 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2016 and 2017, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

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

In the third quarter of 2015, we started a process to enhance business arrangements with some strategic suppliers through agreements that value partnership and innovation. This initiative was developed during 2016 and, in 2017 we turned this as a standard process with some suppliers.

The accurate evaluation in selecting suppliers is considered as one of our crucial responsibilities, aiming to maintain our network of main suppliers/partners and facing our growing challenges to ensure our market competitiveness. The assessment process often involves the simultaneous consideration of various important attributes of the supplier´s performance, including price, innovation, delivery time, quality and post-sales support, along with its social and environmental policies and performance.

Our Code of Conduct for Suppliers which is posted on our website and agreed in advance by them, regulates our relationship and focuses on ethical behavior, social and environmental responsibility, as supplier’s performance is one of the determining factors of our success. We added, in early 2017, a stronger Risk Management approach with main criteria focused in Quality, Service Level Agreement (“SLA”), Financial, Sustainability and Compliance. We strongly reinforced this focus on the supply chain throughout 2017.

Our process follows established guidelines, supported by systems and rules to be followed by all members of procurement team, such as the approval level and SLA.  In the last quarter of 2017, we began implementing our new purchasing system – Ariba SAP, an advanced tool intended to strengthen our Compliance function.

Tracking and auditing are continually monitored through internal and external audits to ensure that our processes are constantly improving and aligned with our norms and codes.

Brazilian Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. In July 2017, Brazil had an estimated population of 207.66 million people, according to figures from the IBGE. Brazil’s GDP amounted to R$6.0 trillion in 2015, R$6.26 trillion in 2016 and R$6.6 trillion in 2017 in current value. In 2017, GDP increased by 4.8% in nominal terms and 1.0% in real terms.

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, came to 10.67% in 2015, 6.29% in 2016, and 2.95% 2017 following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$3.90/U.S.$1.00 in 2015, R$3.26/U.S.$1.00 in 2016 and R$3.31/U.S.$1.00 in 2017, with the real depreciating by 1.5% in 2017.

Brazil is also one of the largest meat consumers in the world, with per capita consumption in 2017 of 97.58 kilograms, including beef, chicken and pork products, according to the USDA. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the recent slight economic recovery in 2017, meat consumption increased in 2017 compared to 2016. As further economic improvement is expected for 2018 - market analysts consulted by the Central Bank expect that GDP will increase by 2.9%, while inflation is expected to remain low at 3.70% – meat consumption should increase in 2018.

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. There are many large producers, most notably BRF, but also Seara Alimentos S.A. (“Seara”) (which was acquired from Marfrig by JBS S.A. (“JBS”) in 2013) and Cooperativa Central Aurora Alimentos (“Aurora”). The main producers in the fresh food market face strong competition from a large number of small players which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. BRF endeavors to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

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

We estimate the following market information:

•         the Brazilian industrialized food market had revenues of approximately R$19,903 million in 2017 compared with R$19,317 million in 2016;

•         the Brazilian frozen food market had revenues of approximately R$3,941 million in 2017 compared with R$4,063 million in 2016;

•         the Brazilian margarine market had revenues of R$4,025 million in 2017 compared with R$4,007 million in 2016; and

These estimates are calculated by us based on data from A.C. Nielsen, which is reported to them by us and by some of our competitors.  These figures do not include BRF data by region or category of products that are not covered by the A.C. Nielsen figures.

International Markets

Brazil is a leading player in global export markets due to its natural advantages (land, water, and climate), competitive inputs costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

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

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (“HPAI”), particularly in Asia but also in Europe, Africa, Mexico and the United States.

The HPAI situation in the past five years is considered truly exceptional for at least three reasons: 1) the substantial number of countries and territories affected by HPAI in domestic birds; 2) the substantial number of outbreaks (affected farms, villages, or backyards) in this period; and 3) the high diversity of circulating subtypes during the period, which makes control and eradication complex.

During 2017, cases of various types of HPAI virus (H5 and H7) were reported in several countries, like China, Hong Kong, Japan, Korea and Europe. Avian influenza has not been detected in Brazil. Should this occur, global demand for poultry products would likely decline for a period whose length cannot be predicted.  In January 2018, eight countries and territories (Afghanistan, Cambodia, Chinese Taipei, Iraq, Japan, the Republic of Korea (Rep. of), Saudi Arabia and South Africa) in two world regions (Africa and Asia) were still affected.

Human cases were also reported in various countries. For example, from 2015 to 2017 (December), there have been confirmed 207 human cases of avian influenza (H5N1) and 67 deaths, according to the WHO.

In December 2015, the WTO established a panel requested by the Brazilian government in order to investigate technical and sanitary barriers imposed by Indonesia in the imports of poultry meat. It was due to an alleged (unwritten) general prohibition resulting from the combined operation of several different trade-restrictive measures (constitutive elements) and six individual trade-restrictive measures pertaining to the following: i) the non-inclusion of certain chicken products in the list of products that may be imported; ii) the limitation of imports of chicken meat and chicken products to certain intended uses; iii) Indonesia's alleged undue delay in the approval of veterinary health certificates for chicken products from Brazil; iv) certain aspects of Indonesia's import licensing regime; v) surveillance and implementation of halal slaughtering and labelling requirements for imported chicken meat and chicken products established by different Indonesian regulations; and vi) restrictions on the transportation of imported products by requiring direct transportation from the country of origin to the entry points in Indonesia.

Indonesia requested that the Panel reject Brazil's' claims in this dispute in their entirety.

As result, in favor of Brazil, the Panel identified trade restrictions from Indonesia that were inconsistent with WTO rules, as Indonesia violates the SPS Agreement by delaying, without plausible justification, the sanitary recognition process of Brazilian exporting establishments and the Indonesian import licensing legislation establishes unjustified restrictions on trade.

On the other hand, the Panel found that Brazil had failed to demonstrate less favorable treatment between fresh domestic chicken and frozen imported chicken. With respect to the transportation requirement, the Panel decided that it wasn’t proven that the relevant Indonesian laws and regulations, forbid transit (including transshipment) and that Brazil had not sufficiently demonstrated that there is a link between a policy objective of self-sufficiency on the part of Indonesian and that the specific trade-restrictive measures taken by Indonesia or future implementation of such a policy objective through adoption of trade restrictive measures.

On February 7, 2018, Indonesia and Brazil informed the Dispute Settlement Body (DSB) of the WTO that in order to allow sufficient time for them to discuss a mutually agreed period or for an arbitration to be completed, they had agreed on deadlines for arbitration under Article 21.3(c) of the DSU.

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 45.4% of our net sales in 2017 and 43.9% in 2016. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and beef cuts, accounted for 51.0% and 52.3% of our net sales in 2017 and 2016, respectively.

The table below sets forth the breakdown of our net sales for the periods indicated:

	2017	2016	2015
Brazilian Market
Poultry	8.1%	7.1%	7.1%
Pork/Beef	2.4%	2.1%	2.3%
Processed food products	34.9%	34.4%	37.9%
Other Sales	0.1%	0.3%	0.1%
Total Brazilian market	45.4%	43.9%	47.4%
International Markets
Poultry	29.9%	32.1%	32.8%
Pork/Beef	4.5%	5.0%	5.2%
Processed food products	15.1%	14.4%	12.1%
Other Sales	1.5%	0.8%	0.2%
Total International markets	51.0%	52.3%	50.2%

Other Segments
Poultry	0.1%	0.0%	0.0%
Pork/Beef	1.2%	1.3%	0.0%
Processed food products	0.0%	0.0%	0.1%
Other Sales	2.4%	2.5%	2.3%
Total Other Segments	3.7%	3.8%	2.4%
Total	100%	100%	100%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2017 and 2016

Brazil

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to supermarkets, wholesalers, retail stores, food services and other institutional buyers. The graphs below set forth our Brazilian net sales to supermarkets, retail stores, wholesalers and food services buyers as a percentage of total domestic net sales for the periods indicated.

Our domestic distribution network uses 20 distribution centers in several Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 27 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own seven of our distribution centers and lease the remaining 13 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

International

We operate in five business segments: Brazil, One Foods, International, Southern-Cone and Other Segments. The graphs below set forth a breakdown of our export net sales by segment.

Competition

Brazil

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. BRF endeavors to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

The graph below shows the most recently available percentage of our market share in 2017 for the selected categories:

Source: A.C. Nielsen Bimonthly Retail – Margarines and Ready-Made Dishes (Oct/Nov survey); Filled and Chilled (Nov/Dec survey)

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

JBS is our main competitor in the domestic market. In the processed meat segment, we compete against JBS. In the specialty meat market, we compete against Aurora and JBS, while the remainder of the market is represented by several small players. In the frozen product market (which includes hamburgers, steaks, breaded meat  meatballs and pasta), we are the leader in terms of market share, followed by JBS, Aurora and Pif Paf Alimentos S.A. (“Pif Paf”) and other smaller players. In the margarine market, we also maintained the majority of the market share, followed by Bunge Alimentos S.A., JBS (under the brand Doriana), Unilever Brasil Alimentos Ltda. (“Unilever”) and Vigor Alimentos S.A.

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

Our net sales in the international market reached R$18.3 billion in 2017, a decrease of 3.4% over 2016. Despite the still-challenging international market environment in 2017, we believe we export significantly more than our main Brazilian competitors, as BRF held approximately 36% and 77% of the export market share in poultry and turkey, respectively, in 2017.

In our international markets, our competition is based on quality, cost, sale prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2017, we operated 20 distribution centers and 27 transit points. In 2017, we gained productivity based on new technologies in our Brazilian distribution and an improvement in the service level with reduction of lead time in deliveries.

International Markets

We export our products mainly through the ports of Itajai, Navegantes and Itapoá in the state of Santa Catarina. We also export our products through Rio Grande in the state of Rio Grande do Sul, Paranaguá in the state of Paraná and Santos in the state of São Paulo. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the states of Paraná, Santa Catarina and Rio Grande. In 2017, we packed more than 58% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

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

Europe. In Europe, we have revamped our sales and distribution network by selecting and tightening partnerships with food processors, food service operators and local distributors. Invicta Foods Limited (“Invicta Foods”), a regional leader in the food service segment, was successfully acquired in April 2015, to strengthen our position in the food service market and enhance our global sourcing activity. The acquisition of the Universal Meats in June 2016 allowed us to consolidate our position in the food service channel in the frozen and chilled segments. We are distributing our products in practically all EU markets, including Switzerland, improving our delivery time within approximately two days of receiving an order. Our operations are geographically divided into three major markets. We are also expanding our B2C presence in a few focused markets. Food services and a few processing clients are buying goods mainly produced in our two European processing units, which allows us to offer items closer to local preferences developed in the most efficient and rapid form. In Russia and other regions of Eurasia, we sell primarily to selected distributors, which place our products to processors, food service operators and some retailers. Political developments have precluded almost all of our sales in Ukraine, historically the second most important market for our pork exports. On the other hand, we have refurbished our sales to other markets in Central Asia and reentered in the three markets in the Caucasus region.

Asia. China, together with Hong Kong, is our largest market in Asia where we supply a significant volume and diverse portfolio including chicken wings and paws. In Japan, our local level of service, quality standards and product range have made us a preferred supplier of chicken products in the market. Singapore and Hong Kong, while smaller markets, represent reference markets in Asia for us to get closer to local consumers. Through the joint venture SATS BRF Food in Singapore and an exclusive partnership in Hong Kong, we reach our customers with distribution and factories built to suit specific local needs and are growing our retail share of Sadia branded frozen meat. In Thailand, the integration process of BRF Thailand (from the acquisition of GFS in the end of 2015) is progressing well, providing a fully-integrated supply footprint in Asia and bringing to us a complementary set of capabilities in cooked items. In September 2016, we formed a business venture with FFM Berhad in Malaysia through the acquisition of a majority stake of FFM Further Processing SDN BHD, which is FFM Berhad’s food processing facility in Selangor, Malaysia. This in turn serves as a strategic entry point for BRF’s halal company OneFoods to extend its reach into halal markets in Asia.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors and small stores (traditional trade), some of which have been our customers for decades. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, our biggest brand, Sadia is recognized as the #1 preferred food brand in the Middle East and enjoys the highest Top of Mind brand within the frozen meat category, according to a study made by Ipsos Research, a third-party consulting firm. In 2012, we took an important step in increasing our presence in the region: we acquired 49% of the capital stock of Federal Foods, a leading food company in the United Arab Emirates that caters to a full spectrum of retail, food service and wholesale clients and is responsible for the distribution of Sadia products in the region. This transaction was concluded in the beginning of 2013. Then, in 2014, we acquired the remaining economic rights owned by this company.  During the year of 2014 we also announced two other strategic acquisitions of distributors following our strategy to advance in the value chain in this region: (1) we acquired 40% of the capital stock of AKF a company leader in the distribution of frozen food in Oman, covering a broad sector of retail, food service and wholesale clients and (2) we acquired 75% of the of the retail frozen foods distribution business of Alyasra Food Company, a leader in food distribution in Kuwait. This transaction was concluded in 2015. We finished the construction of our processed food plant in Kizad, Abu Dhabi, an industrial area, which started operating in November 2014. By October 2015, the Kizad factory released all the planned products seven months ahead of schedule. In December 2015, we acquired the frozen business of QNIE to take full control of BRF operations in the Qatari market, and this transaction was concluded in 2016. These transactions consolidate our leadership position in the retail channel with over 42% market share in the GCC (Gulf Cooperation Council) across our brands. In the first weeks of 2017, we announced the beginning of OneFoods operations. More recently, our subsidiary, OneFoods, focused 100% in the Halal market started to operate in January 2017, and we concluded the acquisition of Banvit in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017. See “Item 4. Information of the Company—A. History and Development of the Company—Corporate Reorganization of OneFoods.”

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

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy,” “Perdigão”, “Nuggets”, “Chester” and other brands in the Brazilian market and mainly under the “Perdix,” “Perdigão”, “Sadia”, “Confidence”, “Fazenda,” “Paty”, “Qualy”, “Borella,” “Sahtein,” “Hilal,” “Halal,” “Danica”, “Sulina”, “Deline” and other brands in our international markets, as described below under “—Marketing.”. We plan to enter into certain agreements with OneFoods for its exclusive right to use the “Sadia” word and design marks and the “Perdix,” “Halal” and “Lequetreque” design marks in approximately 50 countries in Africa and Asia upon the payment of royalties, subject to certain quality standards and branding guidelines.

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

Lastly, we own several internet domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “claybom.com.br,” “qualy.com.br,” “sadia.com.br,” “brf-foodservices.com.br” and “brf-global.com.”

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

Regulation

The MAPA, which is the principal governmental authority overseeing our business, is responsible for the regulation and inspection activities related to health, technical (including labeling) and quality criteria related to the making of animal food products in all industrial units in Brazil focused on national and international markets, and oversees our activities through the Department of Agriculture Defense (Secretaria de Defesa Agropecuária) and the Department of Inspection of Animal Products (Departamento de Inspeção de Produtos Animais).

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

We are also subject to the oversight of a number of other international and Brazilian governmental authorities (at federal, state and municipal levels), which include, among others, multiple environmental agencies and the National Agency for Sanitary Surveillance (Agência Nacional de Vigilância Sanitária, or “ANVISA”), which is responsbile, among other matters, for sanitary surveillance of food products sold across Brazil.

C.                  Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Entities	Country	Main activity	Interest in Equity as of December 31, 2017
BRF GmbH	Austria	Holding	100.00%
BRF Global GmbH	Austria	Holding and trading	100.00%
Qualy 5201 B.V.	The Netherlands	Import, commercialization of products and holding	100.00%
BRF Holland B.V.	The Netherlands	Import and commercialization of products	100.00%
BRF Invicta Ltd.	England	Import, commercialization and distribution of products	69.16%
Invicta Food Products Ltd.	England	Import and commercialization of products	100.00%
Invicta Food Group Ltd.	England	Import, commercialization and distribution of products	100.00%
Campo Austral S.A.	Argentina	Industrialization and commercialization of products	100.00%
Golden Poultry Siam Limited	Thailand	Holding	100.00%
BRF Thailand Limited	Thailand	Import, Industrialization, commercialization and distribution of products	100.00%
BRF Feed Thailand Limited	Thailand	Import, Industrialization, commercialization and distribution of products	100.00%
BRF Luxembourg Sarl	Luxemburg	Holding	100.00%
BRF Austria GmbH	Austria	Holding	100.00%
One Foods Holdings Ltd	United Arab Emirates	Holding	100.00%
Al-Wafi Food Products Factory LLC	United Arab Emirates	Industrialization and commercialization of products	49.00%
BRF Al Yasra Food K.S.C.C. (“BRF AFC”)	Kuwait	Import, commercialization and distribution of products	49.00%
BRF Foods GmbH	Austria	Industrialization, import and commercialization of products	100.00%
Al Khan Foodstuff LLC (“AKF”)	Oman	Import, commercialization and distribution of products	70.00%
SHB Comércio e Indústria de Alimentos S.A.	Brazil	Industrialization and commercialization of products	99.99%
TBQ Foods GmbH	Austria	Commercialization of products	60.00%
Banvit Bandirma Vitaminli	Turkey	Holding	91.71%
Federal Foods LLC	United Arab Emirates	Import, commercialization and distribution of products	49.00%
Quickfood S.A.	Argentina	Industrialization and commercialization of products	91.21%
Sadia Alimentos S.A.	Argentina	Holding	43.10%
Avex S.A.	Argentina	Industrialization and commercialization of products	100.00%

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

D.                  Property, Plant and Equipment

Production

Our activities are organized into six regions: Brazil, Middle East and North Africa (MENA), Africa, Europe, Asia and Latin America (LATAM).

In Brazil, we operate 35 industrial facilities, including meat processing, margarine processing, pasta processing, dessert processing and soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers (seven owned by us and 13 by third parties), which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international markets, we operate 23 industrial facilities, including meat processing, margarine and oil processing, sauce and mayonnaise processing and frozen vegetables plants. We have 26 distribution centers located overseas, as well as commercial offices on all five continents.

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Meat Products:
Bugio Agropecuária*	Santa Catarina	Pork slaughtering
Buriti Alegre**	Goiás	Poultry slaughtering
Campos Novos	Santa Catarina	Pork slaughtering and animal feed
Capinzal	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí**/****	Paraná	Poultry slaughtering, animal feed and hatchery
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Dois Vizinhos**	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatchery
Duque de Caxias	Rio de Janeiro	Industrialized products processing
Francisco Beltrão**	Paraná	Poultry (including Turkey) slaughtering, animal feed and hatcheries
Garibaldi**	Rio Grande Sul	Poultry slaughtering
Herval D'Oeste	Santa Catarina	Pork slaughtering, industrialized products and hatchery.
Jataí**	Goiás	Poultry slaughtering, animal feed and hatchery
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lucas de Rio Verde	Mato Grosso	Pork and poultry slaughtering, industrialized products processing
Marau	Rio Grande Sul	Pork and poultry slaughtering, industrialized products, animal feed and hatcheries
Mineiros***/****	Goiás	Poultry and special poultry (turkey and Chester®) slaughtering and processing
Nova Marilândia*	Mato Grosso	Poultry slaughtering
Nova Mutum**	Mato Grosso	Poultry slaughtering, animal feed and hatchery
Paranaguá	Paraná	Industrialized products processing
Ponta Grossa	Paraná	Industrialized products processing
Rio Verde****	Goiás	Pork and poultry slaughtering, industrialized products processing
Sagrinco*	Santa Catarina	Pork slaughtering
Serafina Corrêa	Rio Grande Sul	Poultry slaughtering
Tatuí	São Paulo	Industrialized products processing
Toledo	Paraná	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Uberlândia**	Minas Gerais	Poultry (including turkey) and pork slaughtering, industrialized products processing and hatcheries
Várzea Grande	Mato Grosso	Poultry slaughtering and industrialized products processing
Videira	Santa Catarina	Poultry slaughtering, industrialized products, animal feed and hatcheries.
Vitória de Santo Antão	Pernambuco	Industrialized products processing

Soybean and Margarine Products:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitoria de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos**	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

*      Production facilities owned and operated by third-party producers who produce according to our specifications.

**    Operates in accordance with the Halal requirements.

***  The activities of the Mineiros plant were suspended by the MAPA on March 17, 2017 in connection with the Carne Fraca Operation. The plant resumed operations on April 11, 2017. For more details, see “Item 8. Financial Information—B. Significant Changes—Carne Fraca Operation.”

****        Exports of the Rio Verde, Carambei and Mineiros plants were suspended by the MAPA on March 5, 2018 in connection with Trapaça Operation. For more details, see “Item 8. Financial Information—B. Significant Changes— Trapaça Operation.”

Part of our real estate assets are subject to liens incurred to ensure our obligations to financing agreements, payment of taxes and lawsuits, as described in Note 17 to our consolidated financial statements.

Distribution Centers

We operate 20 distribution centers throughout Brazil, as set forth in the table below.

Location	State	Owned or Leased
Aparecida de Goiânia	Goiás	Leased
Belém	Pará	Leased
Cuiabá	Mato Grosso	Leased
Duque de Caxias	Rio de Janeiro	Leased
Embu	São Paulo	Leased
Exportação Ponta Grossa	Paraná	Owned
Fortaleza	Ceará	Leased
Itajaí	Santa Catarina	Leased
Jundiaí	São Paulo	Owned
Manaus	Amazonas	Leased
Marau	Rio Grande do Sul	Owned
Nova Santa Rita	Rio Grande do Sul	Leased
Ribeirão das Neves	Minas Gerais	Leased
Rio Verde	Goiás	Owned
Salvador	Bahia	Leased
São José dos Pinhais	Paraná	Leased
Uberlândia	Minas Gerais	Owned
Viana	Espírito Santo	Leased
Videira	Santa Catarina	Owned
Vitória de Santo Antão	Pernambuco	Owned

We operate 27 transit points in Brazil in the locations set forth in the table below.

Transit Points	State of Location	Owned or Leased
Apucarana	Paraná	Leased
Aracajú	Sergipe	Leased
Araçatuba	São Paulo	Leased
Bauru	São Paulo	Owned
Brasília	Distrito Federal	Leased
Campo Grande	Mato Grosso do Sul	Owned
Campo dos Goytacazes	Rio de Janeiro	Leased
Criciúma	Santa Catarina	Leased
Governador Valadares	Minas Gerais	Leased
Guarulhos	São Paulo	Owned
Itabuna	Bahia	Leased
Limeira	São Paulo	Leased
Macapá	Amapá	Leased
Maceió	Alagoas	Leased
Marau	Rio Grande do Sul	Owned
Monte Claros	Minas Gerais	Leased
Parnamirim	Rio Grande do Norte	Leased
Paraíso do Tocantins	Tocantins	Leased
Pelotas	Rio Grande do Sul	Leased
Pouso Alegre	Minas Gerais	Leased
Ribeirão Preto	São Paulo	Leased
Santa Maria	Rio Grande do Sul	Leased
São José do Ribamar	Maranhão	Leased
São José dos Campos	São Paulo	Owned
Seabra	Bahia	Leased
Sorocaba	São Paulo	Leased
Teresina	Piauí	Leased

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

In 2017, we maintained seven plants with ISO 14001 certification, of which six are located in Brazil and one in the Netherlands. These plants were audited by regulatory bodies and undergo regular recertification.

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

On October 16, 2008, we executed a consent agreement with the Prosecutor´s Office of the Santa Catarina State relating to the regularization of the area of the unit installed in a Permanent Preservation Area.  The agreement included environmental compensation, including institution of a Private Natural Reserve (Reserva Particular do Patrimônio Natural – RPPN) of 169,184.62 m², donation of assets and vehicles.  The performance of this consent agreement is in progress pending the institution of the RPPN by the Santa Catarina State Environmental Foundation.

On May 20, 2008, Zulmar Bertuol (former owner of the property) executed a consent agreement with Mato Grosso State relating to a re-composition of the degradation of 3.3033 hectares in the Permanent Preservation Area and 85,811 hectares in the legal reserve area of Capivara II Farm. We signed the amendment in 2009. The TAC is in progress. If we do not comply with the schedule, we are subject to the payment of fines accrued on a daily basis and suspension of our environmental license.

On December 7, 2011, we executed a consent agreement with the public prosecutors’ office of the Rio Grande do Sul State, whose objective is to fill the non-vegetated areas, providing adequate soil cover with native tree species and the consequent minimization of the effects of erosion on the slope protection and the banks of the stream in the facility located in Lajeado.  BRF has fulfilled its obligations thereunder and the Prosecutor’s Office is waiting for the conduction of inspections and receipt of reports from the city of Lajeado confirming compliance with such consent agreement.

On April 5, 2013, we executed a consent agreement with the civil prosecutors’ office of Rio Casca in the State of Minas Gerais for the inactivation of an old station of treatment of industrial effluents and for the restoration of the station area. The consenting party was the current owner of the area subject to the Plan of Recovery of Degraded Area (“PRAD”), Mr. Vicente de Paula Mendes. An alternative compliance Path (“ACP”) was filed, as well as a motion to Stay Execution.

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

On February 20, 2016, we executed a consent agreement with the public prosecutor office of the Santa Catarina State in order to compensate for the environmental damage caused by the disposal related to disposal of swine waste and violation of the Environmental Operating Law (LAO). The TAC is in progress.

On April 4, 2016, we executed a consent agreement with the public prosecutor office of the Goiás State in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the Jataí facility. The TAC is in progress.

On June 26, 2016, we executed a commitment agreement with the Environmental Foundation Agency of Santa Catarina (“FATMA”), in order to compensate the failure to submit effluent emission report. The TAC is in progress.

In November 2016, FATMA signed a commitment agreement with Associação Catarinenense de Avicultura (“ACAV”), Sindicato da Indústria de Carnes e Derivados de Santa Catarina (“SINDICARNE”) and Associação Catarinense de Criadores de Suínos (“ACCS”), which has the object of suspending temporarily the liability for the fulfillment of Article 218, of Law 14675/2009 which determines that “activities /undertakings subject to licensing, which use water resources, shall include provisions for rainwater collection for miscellaneous use”, until the required technical parameters are established for the users of water resources in poultry and swine farming. TAC is in progress.

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

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world, with a portfolio of over four thousand SKUs. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches, mayonnaise, and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Paty, Bocatti, Vienissima, Dánica, Confidence, Speedy Polo and Hilal. In December 2017, BRF was responsible for 13.1%% of the world trade in poultry.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 35 industrial facilities in Brazil, we have among our main assets a widespread distribution network that enables our products to reach Brazilian consumers through more than 540,000 monthly deliveries and 46 distribution centers as of December 31, 2017, 20 of which are in the domestic market and 26 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 27 sales offices outside of Brazil serving customers of more than 140 countries on five continents.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006 and we are also traded on the New York Stock Exchange, or “NYSE,” (ADR level III). This commitment has been reinforced and internationally recognized since 2012, upon our entrance into the portfolio of Emerging Markets of Dow Jones Sustainability Index.

A breakdown of our products is as follows, all of which are sold both in Brazil and to our international customers:

•         Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, frozen pork and frozen beef cuts;

•         Processed Food Products includes the following:

o    marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

o    specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

o    frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs;

•         Other Processed Products includes the following:

o    margarine, mayonnaise, mustard and ketchup; and

o    frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

•         Other, consisting of soy meal, refined soy flour and animal feed.

In Brazil, we operate 35 industrial facilities, including meat processing, margarine processing, pasta processing, dessert processing plant and soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistic system in our domestic market, with 20 distribution centers, being seven owned by us and 13 leased by third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international markets, we operate 23 industrial facilities, including meat processing, margarine and oil processing, sauce and mayonnaise processing and frozen vegetables processing plants. We have 26 distribution centers located overseas, as well as 27 commercial offices on all five continents.

Principal Factors Affecting Our Results of Operations

Our operating results, financial condition and liquidity have been and will continue to be influenced by a broad range of factors, including:

•         Economic conditions in Brazil and globally;

•         The effect of trade barriers and other restrictions on imports;

•         Concerns over bird flu and other diseases of animal origin;

•         Sensitivity of the domestic market to changes in global demand, including the impact of decisions by our main Brazilian competitors and temporary increases in supply from producers in other countries;

•         Changes in commodity prices;

•         Fluctuations in the exchange rate and inflation;

•         Interest rates; and

•         Freight costs.

We present a more detailed description of each of these factors below.

Brazilian and Global Economic Conditions

Brazilian monetary policy framework is of inflation targeting. The National Monetary Council (Conselho Monetário Nacional, or “CMN”) set the target inflation at 4.5% for 2017, with a range of 1.5 percentage points higher or lower. However, the inflation rate which had been consistently above the target at 10.67% and 6.29% in 2015 and 2016, respectively, decreased to 2.95% in 2017. Price increases generally reduce consumers’ purchasing power, particularly among the lower income class, and eventually limit consumption.

The Brazilian labor market registered an average unemployment rate of 11.8% in 2017, according to the IBGE’s National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”), which represents a slight improvement when compared to previous year (12.0% in 2016). Additionally, after decreasing to 73.1 points in 2016 (compared to 86.9 in 2014), Brazilian consumer confidence increased to 86.4 points in December 2017, according to a Consumer Survey of Fundação Getúlio Vargas (FGV).

GDP in Brazil increased at an average annual rate of 2.4% from 2004 through 2017. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%, after increasing 0.5% in 2014. Reacting to this weak economic scenario, the Central Bank has lowered the SELIC interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend in interest rates remains downward, from 17.8% as of December 31, 2004 to 7.0% as of December 31, 2017. In 2017, GDP increased by 1.0%.

Regarding the currency, the Brazilian Real depreciated 1.5% against the US dollar in 2017, from R$3.2591 per U.S.$1.00 in 2016 to R$3.3080 per U.S.$1.00 in 2017.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

Effects of Trade and Other Barriers

Global demand for Brazilian poultry and pork products is significantly affected by trade barriers, including (i) tariff barriers, or high rates that ultimately protect certain markets; and (ii) non-tariff barriers, mainly import quotas, sanitary barriers (which are the most common type of barriers faced by the meat industry) and technical/religious barriers. In addition, some countries employ subsidies for production and exports, which tend to distort international trade and interfere with our business.

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

We continuously monitor trade barriers and other import restrictions in the global poultry, pork and beef markets, since these restrictions significantly affect the demand for our products and the levels of our exports. These restrictions often change, as illustrated by the following examples.

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

In December 2016, Saudi Arabia increased its import tariff for poultry meat from 5% to 20%.

Non-tariff barriers

Import quotas

In 2005, Brazil obtained a favorable result in a panel against the EU at the WTO regarding the reclassification (and tariff increase) of salted chicken breast meat exports. In return, the EU introduced quotas on imports of certain tariff codes, especially for salted chicken breast, marinated turkey breast and processed chicken, and in July 2007, Brazil was awarded the majority of these quotas.

Russia utilizes quotas to control the imports of pork, beef and poultry. As part of the negotiations surrounding its accession to the WTO, Russia made some changes to its quota criteria as of 2013. Regarding chicken imports, Russia defined a quota of 250,000 tons of bone-in products, with no geographical breakdown. The intra-quota tariff is 25% and the extra-quota is 80%. There is also a quota of 70,000 tons of boneless cuts, of which 56,000 tons are reserved for the EU. As for swine, it was defined at a 400,000 tons quota with zero tariff on intra-quota volumes and 65% for volumes imported outside the quota. For bovine imports, Russia has established a quota of 530,000 tons for all WTO members, of which 60,000 belong to the EU and 3,000 to Costa Rica.

In December 2015, Mexico renewed its import poultry meat quota of 300 thousand tons until the end of 2017.

Sanitary barriers

Several major markets (despite progress in trade negotiations) are not yet open to Brazilian meat products due to sanitary barriers. Some examples are the EU, Korea and Colombia for swine meat, and Taiwan and Panama for poultry meat.

Outbreaks of avian flu have already harmed the consumption and chicken exports meat in several countries, like the U.S., China/Hong Kong, Mexico and many European countries.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to twelve countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum. MAPA temporarily suspended exports from nine other BRF plants to the European Union on March 15, 2018, but revoked the temporary suspension on April 18, 2018. Although to date we have not received any formal notice from Brazilian or European authorities, media reports indicate that the European Union is considering suspending imports of poultry from certain production facilities in Brazil (including ours) supposedly due to sanitary concerns. If the European Union were to implement any such ban of imports from our production facilities, we may not be able to sell our products from such embargoed production plants in the European Union, and depending on the extension of such suspension, our results of operations may be adversely affected if we are not capable of directing any exceeding production capacity resulting from suspension to other markets at similar prices.

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

Effect of Animal Diseases

Avian Influenza

Avian Influenza has captured the attention of the international community over the years, with outbreaks in poultry having serious consequences on both livelihoods and international trade in many countries. In addition, although most avian influenza viruses do not infect humans, some, such as avian influenza H5N1 and H7N9, are well known to the public because of their implication in serious and sometimes fatal infections in people.

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

Avian Influenza continues to be a global public health concern due to ongoing circulation of various strains (H5N1, H5N2, H5N8, H7N8, etc.). According to the World Organization for Animal Health (“OIE”), from January 2014 to November 2016, avian influenza has been identified in 77 countries and 13 strains have been detected. Avian influenza has killed both domestic and wild birds and has led to the destruction of hundreds of millions of domestic birds.

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

A viral disease named pork epidemic diarrhea (“PED”) was diagnosed in North America and Asia in the last few years. The principal clinical signs are enteric symptoms, stunting and high mortality. In these places, the disease was responsible for significant increase in terminated animals and consequent increasing price due to low supply. A vaccine to prevent the disease has not yet been developed but general management and biosecurity reduce the impact.

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

For example, in 2014, Russia, banned pork and poultry imports from the United States, Canada and Europe causing a lack of supply of products in the Russian market (and consequently much higher prices), which led Brazilian players to redirect their products to Russia, causing lower supply and higher prices in Brazil. In 2015, some countries banned poultry imports from the United States, in response to the avian flu outbreak. Generally, countries have adopted a policy to ban only the specific region in which the outbreaks occurred. However, China and South Korea have been stricter, banning the country as a whole. In the last months of 2016, many cases of avian flu were reported across Europe and in some Asian countries, such as Japan and South Korea. Those cases did not have a huge impact in world trade due to the fact that importers banned specific regions of the European countries. In Korea, until December 2016, the country was forced to cull 22.5 million poultry, which is approximately 15% of the country’s poultry stock.

We monitor the actions of our domestic competitors since they are also impacted by external market changes and may also redirect their products to the domestic market. In addition, we pay close attention to fluctuations in supply generated by producers in the U.S., the EU and other regions since increases in production in those markets can lead to a greater supply in other countries.

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of corn, soybean meal, vegetable oils and soybeans (grain), which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal and soybeans represented approximately 28.5% of our cost of production in 2017, compared to 32.5% in 2016. Although we produce most of the hogs we use for our pork products, in 2017 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate with them. In 2017, the average corn price in Brazil was 36.0% lower than in 2016. Besides that, corn prices in December 2017 were 17.6% lower than in December 2016. In 2017, the average soybean meal price in Brazil was 19.5% lower than in 2016. In December 2017, soybean meal prices in Brazil were 7.3% lower than in December 2016. The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities.

Brazilian government currently estimates the Brazilian corn harvest to amount to 88.0 million tons in total production in 2017-2018, according to a survey undertaken in February 2018 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a decrease of 10.1% from the 97.8 million tons harvested in 2016- 2017. Of these 88.0 million tons, 24.7 million tons are estimated for the summer crop and 63.3 million tons for the second crop, expected to be harvested from July to September 2018.

The estimated total exports of corn crop in 2017-2018 is currently 30.0 million tons, which is in line with the 2016-2017 harvest. Inventory volumes for the 2017-2018 harvest may increase compared to 2016-2017. CONAB estimates Brazilian inventories of 23.2 million tons from 19.4 million tons in the last season.

The following graph illustrates the movements in the price of corn in Ponta Grossa in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Safras & Mercados Ltda., a private Brazilian consulting firm.

Wholesale Corn Prices at Ponta Grossa, State of Paraná (R$ per 60 Kg bag)

Regarding soybean harvest, current Brazilian government estimates the Brazilian soybean crop to reach 111.6 million tons in 2017-2018. This estimate represents a decrease of 2.2% compared to the soybean harvest in 2016- 2017.

The estimated total exports of soybeans in 2017-2018 is 66.0 million tons, which represents a decrease of 3.2% from 2016-2017. Inventory volumes for the 2017-2018 harvest may decrease compared to 2016-2017: CONAB estimates Brazilian inventories of 600 ktons, compared to 1.9 million tons in the prior harvest.

In 2017, average soybean prices decreased by 16.0% compared to 2016.

The following graph illustrates the movements in the price of soybean meal in Ponta Grossa in the State of Paraná (a commonly used reference price for soybean meal in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean Meal Prices at Ponta Grossa, State of Paraná (R$ per metric ton)

For further information about trends in commodity prices in 2018, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the National Index of Consumer Prices (Índice Nacional de Preços ao Consumidor, or “INPC”), IPCA and IGP-M.

	2017	2016	2015
Depreciation of the real against the U.S. dollar	(1.50%)	16.51%	(47.01%)
Period-end exchange rate (U.S.$1.00)	R$3.31	R$3.26	R$3.90
Average (daily) exchange rate (U.S.$1.00)(1)	R$3.19	R$3.48	R$3.34
Period-end Basic interest rate SELIC(2)	7.00%	13.75%	14.25%
Inflation (INPC)(3)	2.10%	6.58%	11.28%
Inflation (IPCA)(4)	2.90%	6.29%	10.67%
Inflation (IGP-M)(5)	0.50%	7.17%	10.54%

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$11,101.3 million at December 31, 2017, representing 54.3% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations. Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. At December 31, 2017, 38.2% of our total liabilities with respect to indebtedness of R$20,444.4 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were U.S. dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2017	2016	2015
	(%)	(%)	(%)
TJLP	7.0	7.5	6.3
CDI	9.9	14.1	13.4
Six-month LIBOR	1.8	1.1	0.49

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2017, 2016 and 2015, freight costs represented approximately 4.6%, 4.3% and 5.5% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table sets forth the components of our results of operations as a percentage of net sales for 2017, 2016 and 2015.

	Year Ended December 31,
	2017		2016		2015
	(in millions of reais)	(%)	(in millions of reais)	(%)	(in millions of reais)	(%)
Continuing Operations
Net sales	33,469.40	100.00	33,732.90	100.00	32,196.60	100.00
Cost of sales	(26,565.30)	(79.40)	(26,206.40)	(77.70)	(22,107.70)	(68.70)
Gross profit	6,904.10	20.60	7,526.50	22.30	10,088.90	31.30
Operating income (expenses)
Selling	(4,730.10)	(14.10)	(4,965.70)	(14.70)	(4,805.90)	(14.90)
General and administrative	(572.00)	(1.70)	(577.40)	(1.70)	(506.10)	(1.60)
Other operating expenses	(888.20)	(2.70)	(197.50)	(0.60)	(444.70)	(1.40)
Equity interest of affiliates	22.40	0.10	29.30	0.10	(103.80)	(0.30)
Operating income	736.20	2.20	1,815.20	5.40	4,228.40	13.10
Financial expenses	(3,627.30)	(10.80)	(4,506.40)	(13.40)	(5,025.50)	(15.60)
Financial income	1,545.60	4.60	2,373.70	7.00	3,355.30	10.40
Income before taxes	(1,345.50)	(4.00)	(317.50)	(0.90)	2,558.20	7.90
Income and social contribution tax expense	16.60	0.00	(154.00)	(0.50)	(17.10)	(0.10)
Deferred income and social contribution tax expense	230.00	0.70	104.10	0.30	406.60	1.30
Income from Continuing Operations	(1,098.90)	(3.30)	(367.40)	(1.10)	2,947.70	9.20
Discontinued Operations
Income from Discontinued Operations	—	—	—	—	183.10	0.60
Net profit	(1,098.90)	(3.30)	(367.40)	(1.10)	3,130.80	9.70
Attributable to
Controlling shareholders	(1,125.60)	(3.40)	(372.40)	(1.10)	3,111.20	9.70
Non-controlling shareholders	26.70	0.10	5.00	0.00	19.60	0.10

Unless stated otherwise, the results that we present below do not consider the results from our discontinued operation (dairy segment).

Presentation of Operating Segments and Net Sales Information

Since 2017, we have reported the following five operation segments: (1) Brazil, (2) International, (3) One Foods, (4) Southern Cone, and (5) Other Segments, which primarily reflect our geographical structure. All of these segments include sales through all our distribution channels and operations, subdivided according to the nature of the products described below: (i) poultry (whole poultry and in natura cuts), (ii) pork and others (in natura cuts); (iii) processed foods (processed foods, frozen and processed products derived from poultry, pork and beef, margarine, vegetable and soybean-based products); and (iv) other sales (refined soy flour for food service). The Other business segment is divided into the following business units: (i) Ingredients (commercialization and development of animal health ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness) and (ii) Other Sales (of in natura beef cuts and agricultural products). Because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets. See Note 5 to our consolidated financial statements for the year ended December 31, 2017 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the twelve months ended December 2017 was 9.22%. However, exports are not subject to these taxes.

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the year ended December 31, 2017. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in natura pork, poultry and beef cuts and (3) our financial revenues have benefitted from a PIS and COFINS tax rate of zero since 2004. According to Brazilian Decree No. 8,426 dated April 1, 2015, PIS and COFINS on financing revenues (other than interest on shareholders’ equity) are levied at rates of 0.65% and 4.0% respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our profitability;” and

•         Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the years ended December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	Restated 2016(1)	Restated 2015(1)
	in millions of reais
Gross sales
Brazil	19,350.0	18,621.2	19,011.7
One Foods	7,497.1	6,877.2	6,886.2
International	8,889.6	9,994.0	8,293.6
Southern Cone	2,250.5	2,168.1	2,187.8
Other Segments	1,303.5	1,401.8	855.3
	39,290.7	39,062.3	37,234.6
Sales deduction
Brazil	(4,161.4)	(3,813.1)	(3,756.1)
One Foods	(800.3)	(650.6)	(527.9)
International	(392.6)	(357.7)	(378.5)
Southern Cone	(388.9)	(403.2)	(302.1)
Other Segments	(78.1)	(104.8)	(73.4)
	(5,821.3)	(5,329.4)	(5,038.0)
Net sales
Brazil	15,188.6	14,808.1	15,255.5
One Foods	6,696.8	6,226.6	6,358.3
International	8,497.0	9,636.3	7,915.1
Southern Cone	1,861.6	1,764.8	1,885.7
Other Segments	1,225.4	1,297.1	782.0
	33,469.4	33,732.9	32,196.6

(1)   Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

The following provides comparisons of our results of our operations for the years ended December 31, 2017, 2016 and 2015, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Net Sales

Our net sales decreased R$263.5 million, or 0.8%, to R$33.5 billion in 2017 from R$33.7 billion in 2016, primarily due to lower average selling prices in reais (-5.4%), which resulted from a more challenging commercial environment in both domestic and international markets throughout the year. In Brazil, for example, despite volume increase, we continued to experience the trade-down dynamic where consumption of lower-added value products continued to be a weight in the portfolio. Meanwhile, in OneFoods, the more competitive landscape among the players led to price compression in the region.

Net Sales by Operating Segments

In 2017, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Volume	Change	Net Sales	Change
	(in thousands of tons)	(%)	(in millions of reais)	(%)
Brazil	2,122	4.3	15,189	2.6
One Foods	1,082	16.7	6,697	7.6
International	1,244	(8.0)	8,497	(11.8)
Southern Cone	208	5.9	1,862	5.5
Other Segments	263	47.0	1,225	(5.5)
Ingredients	127	NM	269	NM
Other sales	136	(23.9)	956	(26.3)
Total	4,919	4.9	33,469	(0.8)

NM = not meaningful

Brazil

Our net sales for Brazilian operations increased R$380.5 million, or 2.6%, to R$15.2 billion in 2017 from R$14.8 billion in 2016. This is primarily attributed to an increase of 4.3% in volume of products sold, which, in turn, was partially affected by a decrease of 1.7% in average selling prices. Given its lower price, in natura volume significantly increased in 2017, reflecting the still-fragile macroeconomic scenario in Brazil, and impacting directly the operation´s average selling prices.

The following table sets forth our average selling prices in Brazil.

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	454.0	377.1	20.4	2,697.5	2,410.3	11.9
Pork and Others	108.5	97.7	11.0	792.4	698.7	13.4
Total in natura meat	562.4	474.8	18.4	3,489.8	3,109.1	12.2
Processed foods	1,559.5	1,513.6	3.0	11,681.6	11,600.8	0.7
Other sales	0.3	45.4	(99.4)	17.2	98.3	(82.5)
Total	2,122.2	2,033.8	4.3	15,188.6	14,808.1	2.6

The following table provides a breakdown of our net sales and sales volume for Brazil.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
Brazil	7.16	7.28	(1.7%)

One Foods

Our net sales for One Foods segment increased R$470.2 million, or 7.6%, to R$6.7 billion in 2017 from R$6.2 billion in 2016, reflecting 16.7% higher volume of products sold, which was partially offset by a decrease in average selling prices in reais of 7.9% because of the still-challenging competitive landscape in Middle-East region. The year 2017 was marked by severe competition, especially in the first half of the year, which resulted in excess volume in the region and drove prices down. In addition, increased volume of products sold is also attributable to the consolidation into our financial statements since June 1, 2017 of Banvit’s results of operation, the Turkish operation we acquired in May 2017.

The following table provides a breakdown of our net sales and volumes for One Foods:

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	967.4	848.7	14.0	5,557.2	5,542.1	0.3
Pork and Others	2.1	2.6	18.8	34.4	42.1	(18.3)
Total in natura meat	969.6	851.3	13.9	5,591.6	5,584.2	0.1
Processed foods	112.8	76.0	48.4	909.7	642.3	41.6
Other sales	0	0	0.0	195.5	0	NM
Total	1,082.4	927.3	16.7	6,696.8	6,226.6	7.6

NM = not meaningful

The following table sets forth our average selling prices for One Foods.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
One Foods	6.19	6.71	(7.9)

International

Our net sales for the International segment declined R$1.1 billion, or 11.8%, to R$8.5 billion in 2017 from R$9.6 billion in 2016, driven by the decrease in both volume of products sold and average selling prices in reais. The decrease of 8.0% in volume of products sold and 4.2% reduction in selling prices in reais were driven by headwinds from the Carne Fraca Operation, but also a more challenging industry environment in specific key markets such as Europe, Russia and Japan.

The following table provides a breakdown of our net sales and volumes for International.

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)	(%)		(in millions of reais)		(%)
Poultry	665.1	752.4	(11.6)	4,255.4	5,063.5	(16.0)
Pork and Others	167.1	206.9	(17.6)	1,276.3	1,484.1	(14.0)
Total in natura meat	832.2	955.2	(12.9)	5,531.6	6,574.5	(15.5)
Processed foods	289.8	281.5	3.0	2,728.2	2,867.4	(4.9)
Other sales	121.6	114.7	6.0	237.2	221.4	7.1
Total	1,243.6	1,351.4	(8.0)	8,497.0	9,636.3	(11.8)

The following table sets forth our average selling prices for International.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
International	6.83	7.13	(4.2)

Southern-Cone

Our net sales for the Southern-Cone segment increased R$96.8 million, or 5.5%, to R$1.9 billion in 2017 from R$1.8 billion in 2016, mainly driven by a 5.9% increase in volume of products sold. The high inflation in Argentina offset our prices increases and led our average selling prices in reais to slightly decline 0.4%.

The following table provides a breakdown of our net sales and volumes for Southern-Cone:

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	29.7	25.3	17.5	195.8	20.2	(15.0)
Pork and Others	22.4	23.9	(6.4)	199.4	152.8	30.5
Total in natura meat	52.1	49.2	5.9	395.2	383.0	3.2
Processed foods	154.6	144.6	6.9	1,408.8	1,348.0	4.5
Other sales	1.5	2.7	(45.1)	57.7	33.8	70.7
Total	208.1	196.5	5.9	1,861.6	1,764.8	5.5

The following table sets forth our average selling prices for Southern Cone.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
Southern Cone.......................................................................	8.94	8.98	(0.4)

Other Segments

Our consolidated net sales for Other Segments declined R$0.72 billion, or 5.5%, to R$1.2 billion in 2017 from R$1.3 billion in 2016, primarily driven by a significant reduction in average selling prices in reais due to the creation of a new business unit, “Ingredients,” which in turn has products with lower prices.

The following table provides a breakdown of our net sales and volumes for Other Segments.

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	10.9	3.0	259.7	22.8	9.2	148.0
Pork and Others	23.1	23.0	0.3	393.9	422.2	(6.7)
Total in natura meat	34.0	26.0	30.8	416.8	431.4	(3.4)
Processed foods	1.4	1.4	(0.1)	8.7	14.0	(38.0)
Other sales	227.1	151.2	50.2	799.9	851.7	(6.1)
Total	262.6	178.7	47.0	1,225.4	1,297.1	(5.5)

The following table sets forth our average selling prices for Other Segments.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
Other Segments	4.67	7.26	(35.7)

Cost of Sales

Cost of sales totaled R$26.6 billion in 2017, an increase of 1.4% compared to R$26.2 billion in 2016. This increase reflects greater-than-desired idleness at our plants in Brazil, higher raw material costs in Argentinean operations and increased indirect costs related to labor agreements and utilities. Cost of sales as a percentage of net sales was 79.4% in 2017, compared to 77.7% in 2016.

Gross Profit

Our gross profit decreased 8.3% in 2017, to R$6.9 billion from R$7.5 billion in 2016, with a gross margin of 20.6% in 2017 compared to 22.3% in 2016. Such decrease was primarily driven by the elevated grain prices during the first semester of 2017, as the grain costs lately normalized into our results. Such delay is caused by the animal life-cycle along with elevated inventory levels over the chain. In addition, severe commercial obstacles related to the Carne Fraca Operation, in both domestic and international markets, impacted our business chain.

Operating Expenses

Our operating expenses increased 8.7% in 2017 to R$6.2 billion from R$5.7 billion in 2016. As a percentage of net sales, operating expenses increased to 18.5% in 2017 from 17.0% in the previous year. This increase mainly reflects higher operating expenses incurred during the year, especially those related to the Carne Fraca Operation. Gains from our Zero-Base Budget program partially offset both selling and G&A expenses. For more information on our Zero-Base Budget program, please refer to “Item 4. Information on the Company—B. Business Overview—Competitive Strengths.”

Selling Expenses

Our selling expenses decreased 4.7% to R$4.7 billion in 2017 from R$5.0 billion in 2016, mainly due to lower expenditures for marketing and trade marketing as well as lower corporate commercial expenses in line with our Zero-Base Budget program.

General and Administrative Expenses

Our general and administrative expenses decreased 0.9%, to R$572.0 million in 2017 from R$577.4 million in 2016, mainly driven by the ongoing management of operating expenses in line with our Zero-Base Budget program.

Other Operating Expenses, Net

Other operating expenses, net, increased to R$888.2 million in 2017, from R$197.5 million in 2016 mainly because of expenses incurred in connection with the Carne Fraca Operation and increased provisions for contingencies. For 2017, expenses with provisions for losses in inventories resulting from the Carne Fraca Operation amounted to R$363.4 million, of which R$157.5 million related to media and communication expenses, attorney’s fees, freight storage and inventory losses arising from closed markets and/or blocked products. Additionally, the redirection of inventories of finished products for use as raw material generated a complementary provision for the adjustment of realizable value in the amount of R$205.9 million.

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures decreased to R$22.4 million in 2017, from R$29.3 million in 2016 primarily due to the integration of Al Khan Foodstuff LLC (“AKF”) as a controlling subsidiary and the termination of the joint venture with K&S Alimentos S.A., resulting in a direct distribution contract with the company.

Operating Income (Expenses)

As a result of the foregoing, our operating income before financial expenses decreased 59.4% to R$736.2 million in 2017 from R$1.8 billion in 2016.

The table below sets forth our operating income (expenses) on a segment basis:

	Operating Income (Expenses) by Segment
	2017	2016	Change
	(in millions of reais)		(%)

Brazil	1,019.1	1,028.4	(0.9)
One Foods	8.3	348.6	(97.6)
International	345.6	525.6	(34.2)
Southern Cone	(80.6)	30.9	(360.8)
Other Segments	54.7	21.3	156.9
Ingredients	52.1	–	NM
Other sales	2.6	21.3	(87.8)
Subtotal	1,347.1	1,954.8	(31.1)
Corporate(1)	(610.9)	(139.6)	(337.6)
Total	736.2	1,815.2	(59.4)

NM=not meaningful

(1)       The significant variation in Corporate in 2017 is attributed to incurred expenses throughout the year, such as those in connection with the Carne Fraca Operation and provisions.

Financial Income (Expenses), Net

Net financial expenses amounted to R$2.1 billion in 2017, a decrease of 2.4% compared to 2016, mainly attributable to the positive impact of foreign exchange variation, mainly U.S. dollar average appreciation throughout the year, on our loans and financing, which reduced the amount of reais necessary to pay principal and interest on foreign currency debt during 2017.

Income (Loss) Before Taxes

As a result of the foregoing, our income (loss) before taxes amounted to a loss of R$1.3 billion in 2017, from a loss of R$0.3 billion in 2016.

Income Tax and Social Contribution

In 2017, income tax and social contribution amounted to income of R$246.6 million, compared to an expense of R$49.9 million in 2016. The effective tax rate in 2017 was (18.3%) compared to an effective rate of 15.7% in 2016. This variance is attributed to the larger accumulated losses during 2017 versus 2016, along with benefits from exchange rate variation during 2017 (U.S.$ increase against R$) against losses in 2016 (U.S.$ decline against R$). While the exchange rate variation fully impacts the Company’s financial results (U.S.$ debt exposure), the portion that adjusts the value of investments does not have fiscal effect, thus, leading to a fiscal profit in 2016 and a fiscal loss in 2017.

Net Loss

As a result of the above, our net loss increased to R$1.1 billion in 2017 from R$0.4 billion of net loss in 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Net Sales

Our net sales increased R$1.5 billion, or 4.8%, to R$33.7 billion in 2016 from R$32.2 billion in 2015, primarily driven by an increase in net sales to International segment, despite the more challenging industry and Brazilian macroeconomic environments.

Net Sales by Operating Segments

In 2016, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Volume	Net Sales
	(in thousands of tons)	(in millions of reais)
Brazil	2,033.8	14,808.1
One Foods	927.3	6,226.6
International	1,351.4	9,636.3
Southern Cone	196.5	1,764.8
Other Segments	178.7	1,297.1
Ingredients	–	–
Other sales	178.7	1,297.1
Total	4,687.7	33,732.9

NM = not meaningful

Brazil

Our net sales for the Brazilian market declined R$0.45 billion, or 3.0%, to R$14.8 billion in 2016 from R$15.3 billion in 2015, primarily due to an 8.4% reduction in the volume of products sold, which amounted to 2.0 million tons in 2016 (mainly attributed to the Brazilian economy slowdown), partially offset by a 6.0% increase in the average selling prices in reais. The volume decrease was mainly driven by a combination of lower volumes of poultry and processed food, which declined 3.0% and 11.5%, respectively.

The following table provides a breakdown of our net sales and sales volume for Brazil.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	377.1	388.7	(3.0)	2,410.3	2,265.0	6.4
Pork and Others	97.7	98.2	(0.5)	698.7	732.9	(4.7)
Total in natura meat	474.8	486.9	(2.5)	3,109.1	2,998.0	3.7
Processed foods	1,513.6	1,709.8	(11.5)	11,600.8	12,206.5	(5.0)
Other sales	45.4	24.7	83.8	98.3	51.1	(92.5)
Total	2,033.8	2,221.4	(8.4)	14,808.1	15,255.5	(2.9)

The following table sets forth our average selling prices in Brazil.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Brazil	7.28	6.87	6.0%

One Foods

Our net sales for One Foods segment declined R$132 million, or 2.1%, to R$6.2 billion in 2016 from R$6.4 billion in 2015, reflecting the more competitive landscape in the One Foods region. As a result, our average selling price in reais declined by 2.5%, while our volume of products sold increased by 0.4%. The strategy to keep volumes in the region led Sadia brand to gain market share in the Gulf region throughout 2016.

The following table provides a breakdown of our net sales and volumes for One Foods.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	848.7	865.9	(2.0)	5,542.1	5,886.8	(5.9)
Pork and Others	2.6	2.4	10.5	42.1	35.3	19.2
Total in natura meat	851.3	868.3	(2.0)	5,584.2	5,922.2	(5.7)
Processed foods	76.0	55.1	38.0	642.3	436.1	47.3
Total	927.3	923.4	0.4	6,226.6	6,358.3	(2.1)

The following table sets forth our average selling prices in reais for One Foods.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
One Foods	6.71	6.89	(2.5)%

International

Our net sales for the International segment increased R$1.7 billion, or 21.7%, to R$9.6 billion in 2016 from R$7.9 billion in 2015. This growth was primary driven by greater volume of products sold, partly reflecting the acquisitions and partnerships made throughout the year: (i) Universal Meats, a food service distributor in the United Kingdom; and (ii) GFS, the third largest exporter of cooked value-added chicken products in Thailand. The 33.2% increase in volume of product sold more than offset an 8.5% decrease in average selling prices in reais, which mainly resulted from local currencies depreciations.

The following table provides a breakdown of our net sales and volumes for International.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	752.4	640.9	17.4	5,063.5	4,378.7	15.6
Pork and Others	202.9	151.7	33.7	1,484.1	1,359.5	9.2
Total in natura meat	955.2	792.7	20.5	6,547.5	5,738.2	14.1
Processed foods	281.5	223.8	25.8	2,867.4	2,175.4	31.8
Other sales	114.7	0.07	NM	221.4	1.6	NM
Total	1,351.4	1,016.5	33.2	9,636.3	7,915.1	21.7

NM = not meaningful

The following table sets forth our average selling prices for International.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
International	7.13	7.79	(8.5)%

Southern-Cone

Our net sales for the Southern-Cone region decreased R$121 million, or 6.4%, to R$1.8 billion in 2016 from R$1.9 billion in 2015, mainly driven by weaker average selling prices in reais. The worse mix of product sold, as result of the challenging macroeconomic environment in Argentina, led to a 14.1% decline in prices, which more than offset the 8.9% increase in volume of product sold.

In line with our global strategy, in 2016, we acquired Campo Austral, an integrated swine company, and Calchaquí, a reference Argentinean company in the cold cuts industry. Through these acquisitions, we gained relevance in the categories of cooked ham, salami, bologna and pork, allowing us to inaugurate an integrated pork chain in Argentina.

The following table provides a breakdown of our net sales and volumes for Southern-Cone.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	25.3	35.9	(29.7)	230.2	290.3	(20.7)
Pork and Others	23.9	20.6	16.2	152.8	274.6	(44.4)
Total in natura meat	949.2	56.5	(13.0)	383.0	564.9	(32.2)
Processed foods	144.6	123.8	16.8	1,348.0	1,271.1	6.1
Other sales	2.7	0.1	NM	33.8	49.8	(32.1)
Total	196.5	180.4	8.9	1,764.8	1,885.7	(6.4)

NM = not meaningful

The following table sets forth our average selling prices for Southern-Cone.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Southern Cone	8.98	10.45	(14.1)

Other Segments

Our consolidated net sales for Other Segments increased R$515.1 million, or 65.9%, to R$1.3 billion in 2016 from R$782 million in 2015, driven by the strategy to reduce inventories throughout the year, which led to a material increase of in natura volume sold, especially for pork and other products.

The following table provides a breakdown of our net sales and volumes in Other Segments.

	Volume			Net Sales
	2016	2015	Change	2016	2015	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	3.0	6.9	(55.7)	9.2	19.4	(52.5)
Pork and Others	23.0	0.2	NM	422.2	1.0	NM
Total in natura meat	26.0	7.1	268.1	431.4	20.3	2020.6
Processed foods	1.4	3.2	(54.7)	14.0	20.9	(32.7)
Other sales	151.2	163.1	(7.3)	851.7	740.8	15.0
Total	178.7	173.3	3.1	1,297.1	782.0	65.9

NM = not meaningful

The following table sets forth our average selling prices in Other Segments.

	Average Selling Prices
	2016	2015	Change
	(in reais per kg)		(%)
Other Segments	7.26	4.51	(60.9)

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

Other Operating Expenses, Net

Other operating expenses, net, decreased 55.6% to R$197.5 million in 2016 from R$444.7 million in 2015. 2015 was marked by above-average expenses relating to the strike of truck drivers, restructuring expenses and provisions for tax contingencies).

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures increased from a loss of R$103.8 million in 2015 to an income of R$29.3 million, primarily due to the impact of our results in Minerva.

Operating Income (Expenses)

As a result of the foregoing, our operating income before financial expenses decreased 57.1% to R$1.8 billion in 2016 from R$4.2 billion in 2015.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2016	2015	Change
	(in millions of reais)		(%)

Brazil	1,028.4	1,531.0	(31.8)
One Foods	348.6	1,148.0	(69.6)
International	525.6	1,1426.3	(63.2)
Southern Cone	30.9	88.7	(65.2)
Other Segments	21.3	47.5	(55.3)
Ingredients	–	–	NM
Other sales	21.3	47.5	(55.3)
Subtotal	1,954.8	4,241.6	NM
Corporate	(139.6)	(13.2)	NM
Total	1,815.2	4,228.4	(57.1)

NM = not meaningful

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

Net Profit (Loss)

Net profit from our continuing operations decreased from an income of R$2.9 billion in 2015 to a loss of R$0.4 billion in 2016.

Net profit from our discontinued operations (dairy segment) was zero in 2016 compared to R$183.1 million in 2015. We divested from the dairy business in July 2015.

As a result of the foregoing, net profit (including our discontinued operations) in 2016 decreased from an net profit of R$3.1 billion in 2015 to a net loss of R$0.4 billion.

B.                  Liquidity and Capital Resources

As of December 31, 2017, we held R$6,010.8 million in cash and cash equivalents. Of that amount, R$2,338.7 million, or 38.9%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs and acquisitions, and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flows from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. Although we have substantial debt that will mature in the next future years (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Indebtedness— We have substantial debt that matures in each of the next several years”), we believe that our solid position in cash and cash equivalents, along with our cash flows from operating activities and the extension of the maturity of a portion of our current indebtedness will be sufficient to cover our working capital needs and the service of our indebtedness in the ordinary course of our business.

We also have a revolving credit facility, with a committed maximum capacity of U.S.$1.0 billion to provide additional liquidity for working capital needs. As of December 31, 2017, there were no amounts outstanding under the revolving credit facility.

Cash Flows from Continuing Operations

Unless stated otherwise, the comparisons below do not consider the cash flows from our discontinued operations divested in July 2015 (dairy segment).

	Year Ended December 31,
	2017	2016	2015
Cash Flow	(in millions of R$)
Net cash provided by (used in) operating activities	652.7	1,821.2	4,134.2
Net cash provided by (used) in investing activities	(2,288.0)	(4,159.9)	(1,674.0)
Net cash provided by (used in) financing activities	1,207.1	3,720.7	(4,313.9)
Net increase (decrease) in cash and cash equivalents	(346.2)	994.0	(644.1)

Cash Flows from Operating Activities

We recorded net cash flows provided by operating activities of R$652.7 million in 2017, compared to cash flows provided by operating activities of R$1,821.2 million in 2016. The reduction of R$1,168.5 million is mainly due to: (i) an increase in net loss to R$1,125.6 million in the year ended December 31, 2017 (compared to a net loss of R$372.4 million in the year ended December 31, 2016) adjusted by the non-cash inflow effects of R$3,883.4 million in the year ended December 31, 2017 (compared to non-cash inflow effects of R$1,581.2 million in the year ended December 31, 2016), mainly related to exchange rate variations and interest of R$1,561.1 million partially offset by R$449.8 million of non-cash outflow effects from a tax amnesty program (Programa Especial de Regularização Tributária, or “PERT”) and (ii) the fact that cash flows provided by changes in operating assets and liabilities were lower in 2017 , with a total amount of cash outflow of R$2,105.1 million in the year ended December 31, 2017 compared to cash inflow of R$567.4 million in the year ended December 31, 2016.

We recorded net cash flows provided by operating activities of R$1,821.2 million in 2016, compared to net cash flows provided by operating activities of R$4,134.2 million in 2015. Our 2016 operating cash flow reflects loss of R$372.4 million, net non-cash adjustments of R$1,581.2 million and net changes in operating assets and liabilities of R$612.4 million. The net changes in operating assets and liabilities included changes in investments of trading securities, net of redemptions, of R$108.1 million, trade accounts payable of R$848.5 million, supply chain finance of R$161.0 million and biological assets of R$297.2 million, partially offset by interests paid of R$851.3 million, provisions for tax, civil and labor risks of R$401.0 million, trade accounts receivable of R$1,246.9 million, inventories of R$449.9 million, other financial assets and liabilities of R$580.2 million and other operating assets and liabilities of R$519.4 million.

Cash Flows Used in Investing Activities

We used R$2,288.0 million in cash in investing activities in 2017, compared to R$4,159.9 million in 2016, a reduction of R$1,871.9 million, primarily as a result of less cash used in business combinations in 2017 (R$1,752.0 million reduction). In 2017, our cash used in investing activities consisted primarily of R$1,119.7 million in business acquisition, net of cash, mainly related to the Banvit acquisition in the amount of R$1,034.1 million, R$887.0 million in capital expenditures in property, plant and equipment, R$713.2 million for acquisition and formation of breeding stock and R$74.7 million in restricted cash.

We used R$4,159.9 million in cash in investing activities in 2016, compared to R$1,674.0 million in 2015. In 2016, our cash used in investing activities consisted primarily of R$1,859.5 million in capital expenditures in property, plant and equipment, R$1,258.0 million in restricted cash, of which a significant part is related to the acquisition of GFS, R$2,871.7 million in business combinations mainly related to the (i) GFS acquisition in the amount of R$1,466.8 million, (ii) QNIE acquisition in the amount of R$589.1 million, (iii) Calchaquí in the amount of R$387.0 million, (iv) Universal Meats in the amount of R$223.5 million, net of cash, and R$784.2 million for acquisition and formation of breeding stock.

Cash Flows Provided by (Used in) Financing Activities

We recorded cash flows provided by financing activities of R$1,207.1 million in 2017, compared to cash flows provided by financing activities of R$3,720.7 million in 2016. In 2017, we received proceeds from the issuance of debt in the amount of R$9,698.4 million, which was partially offset by the repayment of debt in the amount of R$9,001.2 million. We also received proceeds from the disposal of treasury shares in the amount of R$509.9 million to accelerate the reduction of our financial leverage ratios.

We recorded cash flows provided by financing activities of R$3,720.7 million in 2016, compared to cash flows used in financing activities of R$4,313.9 million in 2015. In 2016, we received proceeds from the issuance of debt in the amount of R$8,946.2 million, which was partially offset by (i) repayment of debt in the amount of R$3,512.3 million, (ii) our acquisition of shares in the amount of R$543.3 million to increase our treasury shares for compliance with the provisions of our stock options plans and (iii) the payment of R$1,176.3 million related to interest on shareholder’s equity and dividends.

Dividends and Interest on Shareholders’ Equity

We had no distributions in 2017 and 2018 regarding the period ended December 31, 2016 and 2017.

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

In 2016, we distributed 2015 earnings in the total amount of R$1,176.3 million to shareholders, of which R$986.6 million in the form of interest on shareholders’ equity and R$189.6 million in the form of dividends.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents, marketable securities, restricted cash and derivative financial instruments for the periods indicated.

	As of December 31, 2017		As of December 31,
	Short-term	Long-term	2017	2016
	(in millions of reais, except where indicated)
Total debt	(5,031.4)	(15,413.0)	(20,444.4)	(18,962.4)
Derivative financial instruments, net	(209.0)		(209.0)	(331.6)
Cash, cash equivalents and marketable securities and restricted cash
Local currency	3,947.3	767.1	4,714.4	5,327.9
Foreign currency	2,419.8	209.5	2,629.3	2,824.9
Total	6,367.1	976.6	7,343.7	8,152.7
Net debt	1,126.8	(14,436.4)	(13,309.6)	(11,141.2)
Exchange rate exposure (in millions of U.S.$)(1)			16.7	(183.6)

(1)   See Note 4.1.d to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Short-Term Debt	Long-Term Debt	Total Debt as of December 31,
	As of December 31, 2017		2017	2016
	(in millions of reais)
Development bank credit lines	313.3	256.8	570.1	881.0
Other secured debt	—	—	—	129.6
Export credit facilities	39.2	1.850.0	1,889.2	1,922.3
Bonds	503.8	—	503.8	502.9
Working capital facilities	1,631.5	923.9	2,555.4	1,326.1
PESA loan facility	3.5	245.8	249.4	251.6
Agribusiness Receivables Certificate	1,097.9	2,473.8	3,571.7	3,630.1
Other	3.6	—	3.6	0.1
Local currency	3,592.8	5,750.3	9,343.0	8,643.7

Export credit facilities	953.5	1,197.2	2,150.7	1,310.6
Bonds	105.1	8,424.8	8,529.9	8,493.7
Development bank credit lines	2.6	1.0	3.6	8.9
Other secured debt	—	—	—	0.8
Advances on foreign exchange rate contracts	—	—	—	212.8
Working capital facilities	377.4	39.7	417.1	291.9
Foreign currency	1,438.6	9,662.8	11,101.3	10,318.7
Total:	5,031.4	15,413.0	20,444.4	18,962.4

The maturity schedule of our indebtedness is as follows:

As of December 31, 2017 (in millions of reais)
Current (through December 31, 2018)	5,031.4
2019	3,983.9
2020	1,684.7
2021	125.4
2022	3,106.2
2023 onwards	6,512.9
Total	20,444.4

Our principal debt instruments as of December 31, 2017 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19.8 to our audited consolidated financial statements.

Local Currency Debt

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations with BNDES, including loans under its FINEM program in the amount of R$459.3 million as of December 31, 2017. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with remaining maturity dates varying from 2018 through 2020. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

FINEP Financing. We obtained certain financing from the Brazilian Financing Agent for Studies and Projects (Financiadora de Estudos e Projetos, or “FINEP”), a public financing company under the Brazilian Ministry of Science, Technology and Innovation, with maturity dates between 2018 and 2019. The outstanding debt under this financing was R$110.8 million at December 31, 2017. We obtained FINEP credit lines with reduced rates for projects relating to research, development and innovation. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

Export Credit Facilities

Export Credit Notes.  We have export credit notes in local currency, totaling R$1,889.2 million as of December 31, 2017. These notes bear interest at floating rates (CDI), with maturity date in 2019. These credit lines are included in the line “Local currency —Export credit facilities” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$2,555.4 million as of December 31, 2017 with several commercial banks under a Brazilian federal government program that offers favorable interest rates of 7.8% per year, as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$249.4 million as of December 31, 2017, subject to the variation of the IGP-M plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$3.6 million outstanding as of December 31, 2017 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in the states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included in the line “Other—Local currency” in the table above.

Agribusiness Receivables Certificate

Agribusiness Receivables Certificate (“CRA”). On September 29, 2015, BRF concluded the CRA issuance related to the public distribution of the 1st 3rd Series issuance by Octante Securitizadora SA in the amount of R$1.0 billion, net of interest, which will mature on September 29, 2018 and were issued with a coupon of 96.9% per year of the CDI rate, payable every nine months. The CRAs are related to our exports contracted with BRF Global GmbH, which have been transferred and/or pledged to the Securitization Company.

On April 19, 2016, BRF concluded the CRA issuance related to the public distribution of the 1st series of the 9th issuance by the Securitization Company, in the amount of R$1.0 billion net of interest, which will mature on April 19, 2019, and were issued with a coupon of 96.50% of the CDI rate, payable every nine months. The CRAs are related to our exports contracted with BRF Global GmbH and were transferred and/or pledged to the Securitization Company.

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

On December 31, 2017, the balance of this transaction totaled R$3,571.7 million. These transactions comprise the line “Agribusiness Receivables Certificate” in the table above.

Foreign Currency Debt

Development Bank Facilities

BNDES Facilities. The values set out in the table mainly consist of a total funding of R$33.8 million related to the BNDES Monetary Unit (“UMBNDES”) currency basket, which are the currencies in which BNDES borrows, and are subject to interest at the rate of UMBNDES, reflecting fluctuations in daily exchange rates of the currencies of this basket. These loans are guaranteed by BRF and, in most cases, are secured by assets. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets. On December 31, 2017, the balance of this transaction totaled R$3.6 million. These loans are included under “Development banks credit lines - foreign currency” in the table above.

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$1,195.9 million as of December 31, 2017. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates between 2018 and 2024. Interest under these export prepayment facilities accrues LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$954.9 million as of December 31, 2017. The indebtedness under these facilities is denominated in U.S. dollars, with maturity in 2018 and 2022. These facilities bear interest at Libor plus a margin, payable quarterly. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Working Capital Facilities

Working capital in foreign currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries mainly located in Argentina and Turkey in the amount of R$417.1 million. This funding is denominated in Argentine pesos, and Turkish lira, and with maturity between 2018 and 2022. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Bonds

BRF Notes 2018. In May 2013, we issued senior notes in an aggregate amount of U.S.$245.8 million (the “BRL Bonds”), with principal due on May 22, 2018, and bearing interest at a rate of 7.75% per year, payable semiannually as of November 22, 2013 (“BRF Notes 2018”). As of December 31, 2017, the outstanding amount of these notes was U.S.$150.9 million (equivalent to R$500.0 million).

BFF Notes 2020. On January 28, 2010, BFF International Limited issued Senior Notes in the amount of U.S.$750 million, guaranteed by BRF, bearing a nominal interest rate of 7.25% per year and effective rate of 7.54% per year, and maturing on January 28, 2020 (“BFF Notes 2020”). On June 20, 2013, U.S.$120.7 million of these Senior Notes was replaced by Senior Notes BRF 2023, defined below, and, on May 15, 2014, U.S.$409.6 million were repurchased with part of the proceeds from the Senior Notes BRF 2024 (defined below). On May 28, 2015, we completed a tender offer for the BFF Notes 2020 in the amount of U.S.$101.4 million so that the remaining balance totaled U.S.$118.3 million on June 30, 2015. On September 21, 2016, we completed a repurchase offer for the BFF Notes 2020 in the amount of U.S.$32.2 million and premium was paid in the transaction, net of interest, in the amount of U.S.$4.1 million. The premium paid to holders of existing bonds was recorded as a financial expense. As of December 31, 2017, the outstanding amount of these notes was U.S.$86.1 million (equivalent to R$284.8 million).

BRF Notes 2022: On May 29, 2015, we completed a senior note offering totaling EUR500.0 million, with principal due on May 3, 2022, issued with a coupon (interest) of 2.75% per year (yield to maturity of 2.822%), to be paid annually as of June 3, 2016. On December 31, 2017, the outstanding amount of these notes was EUR500.0 million (equivalent to R$1,984.7 million).

BRF Notes 2022. On June 6, 2012, we issued senior notes in an aggregate amount of U.S.$500.0 million. The bonds were guaranteed by BRF, bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions (collectively, the “BRF Notes 2022”). On May 28, 2015, we completed a tender offer for the BRF Notes 2022 in the amount of U.S.$577.1 million so that the remaining balance totaled U.S.$172.9 million on June 30, 2015. On September 21, 2016, we completed a repurchase offer for the BRF Notes 2022 in the amount of U.S.$54.2 million, and premium was paid in the transaction, net of interest, in the amount of U.S.$5.7 million. The premium paid to holders of existing bonds was recorded as financial expense. As of December 31, 2017, the outstanding amount of these notes was U.S.$118.7 million (equivalent to R$1,299.1 million).

BRF Notes 2023. In May 2013, we issued senior notes in an aggregate amount of U.S.$500.0 million, with principal due on May 22, 2023 and bearing interest at a rate of 3.95% per year, payable semiannually as of November 22, 2013 (“Senior Notes BRF 2013”). As of December 31, 2017, the outstanding amount of these notes was U.S.$500.0 million (equivalent to R$1,654.0 million).

BRF Notes 2024. On May 15, 2014, BRF completed a Senior Notes offering totaling U.S.$750 million (“Senior Notes BRF 2024”). The principal is due on May 22, 2024 and bears interest at 4.75% per year (yield to maturity of 4.952%), payable semiannually from November 22, 2014. Of the proceeds from the offering, U.S.$470.6 million was used for a tender offer to buy back part of the debt of the Sadia Overseas Bonds 2017, which has already been repaid in full, and BRF Notes 2020. To implement the tender offer, BRF made a payment of U.S.$86.4 million (equivalent to R$198.6 million) to the holders of existing bonds, which was recorded as an interest expense. As of December 31, 2017, the outstanding amount of these notes was U.S.$750.0 million (equivalent to R$2,481.0 million).

BRF Notes 2026: On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate amount of U.S.$500.0 million with principal due on September 29, 2026 and bearing interest at a rate of 4.35% per year, payable semiannually as of March 29, 2017. As of December 31, 2017, the outstanding amount of these notes was U.S.$500.0 million (equivalent to R$1,654.0 million).

Bonds Quickfood. In 2014, Quickfood issued notes guaranteed by BRF, in the amount of ARS 436.0 million with a nominal interest rate of 24.1% per year and an effective rate of 27.0% per year, with maturity dates between 2017 and 2018. In 2015, Quickfood again issued notes guaranteed by BRF in the amount of ARS475.2 million with a nominal interest rate of 24.3% per year and an effective rate of 29.0% per year, with maturity dates between 2018 and 2022. In 2017, Quickfood again issued notes guaranteed by BRF in the amount of ARS439.5 million with a nominal interest rate of 23.2% per year and an effective rate of 27.5% per year, with maturity dates between 2019 and 2021. As of December 31, 2017, the outstanding amount of these notes was ARS926.7 million (equivalent to R$162.6 million).

Derivatives Financial Liabilities, Net

We entered into foreign currency exchange derivatives under which we had a fair value of R$201.9 million and commodity derivatives under which we had a fair value of R$7.1 million, in each case as of December 31, 2017. The counterparties include several Brazilian financial institutions and involve interest rate swaps, and the purchase and sale of currencies and commodities. Their maturity dates vary from 2018 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, in 2014, BRF and its wholly owned subsidiary BRF Global GmbH entered into a revolving credit facility (the “Revolving Credit Facility”) with a syndicate of 28 banks, in the amount of U.S.$1.0 billion and maturing in May 2019. The transaction was structured so that the company and its subsidiary may make use of the credit line at any time during the contracted period. In April 2017, we drew upon  U.S.$650.0 million (equivalent to R$2,150.2 million) of the credit line with a LIBOR +1.25% rate maturing in May 2019. We  repaid the credit line used in October 2017. As of December 31, 2017, there were no amounts outstanding under the Revolving Credit Facility.

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

The first quarter accounted for 24.1% of total Brazilian sales, the second quarter accounted for 23.3%, the third quarter accounted for 24.7% and the fourth quarter accounted for 27.9%.

International

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In OneFoods, for example, we operate in the Middle East, North of Africa and Turkey, where we experience lower net sales during Ramadan and the summer months.

The first quarter accounted for 22.6% of total International sales, the second quarter accounted for 24.5%, the third quarter accounted for 27.4%, and the fourth quarter accounted for 25.5%.

Critical Accounting Policies

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

Revenue Recognition

We recognize revenue in accordance with the accrual basis of accounting when all the following conditions are met: (i) the sales value is reliably measurable and when we no longer have control over the goods sold or otherwise any involvement related to the ownership, (ii) the costs incurred or to be incurred due to the transaction can be reliably measured, (iii) it is probable that economic benefits will be received by us, and (iv) the risks and benefits were fully transferred to the purchaser.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from the inability of our customers to make required payments. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, legal measures are considered, and the trade receivables are reclassified to non-current assets at the same time an allowance is recognized. The trades receivables are written-off from the allowance when management considers that they are not recoverable after taking all appropriate measures to collect them.

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

Goodwill

As mentioned above, goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired (net assets identified, and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

Under IFRS, goodwill is not amortized and is subject to an annual impairment test. We identify our reporting units and determine the carrying amount of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The recoverable amount of each reporting unit is the greater of its value in use and its fair value less cost to sell. We determine the value in use of each reporting unit by expected discounted operating cash flows generated by the reporting unit. If the carrying amount of a reporting unit exceeds its recoverable amount, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.

The use of different assumptions for valuation purposes, including estimates of future cash flows and discount rates, could have resulted in different estimates.

The carrying amount of goodwill and the key assumptions used in the annual impairment test are disclosed in note 18 of our consolidated financial statements.

Depreciation, Depletion, Amortization and Impairment

We recognize expenses related to the depreciation of our property, plant and equipment, the depletion of our forests and the amortization of software, patents, customers, suppliers and outgrowers relationships, import quotas and non-compete agreements. The rates of depreciation, depletion and amortization are based on our estimates of the useful lives of the assets over the periods during which these assets can be expected to provide benefits to us. In addition, we monitor the use of our property, plant and equipment and intangibles to determine whether any impairment of those assets should be recorded. Intangible assets with an undefined useful life are not amortized but rather are tested annually for impairment, individually or at the cash generating unit. The determination of such impairment involves judgments and estimates as to whether the asset is providing an adequate return in relation to its book value. While we believe that we make reliable estimates for these matters, the uncertainty inherent to this estimate could lead to results requiring a material adjustment to the carrying amount of the assets in future periods.

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

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above; or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized.

As a result of the business combinations with Sadia, Avex and Dánica, we recognized contingent liabilities related to tax, civil and labor claims.

Derivative Financial Instruments

We use derivative financial instruments that are actively traded on organized markets, and we determine their fair value based on the amounts quoted in the market at the balance sheet date or by using broadly recognized valuation methods based on market quotes as Black & Scholes and discounted cash flows.

These derivatives are used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad and their accounting follows IAS 39, Financial Instruments: Recognition and Measurement. For each derivative, we assess whether it is (1) highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80.0% to 125.0%); (2) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (3) considered as effective in the mitigation of the risk associated with the hedged exposure.

Inventory

We record inventories at average acquisition or formation cost, not exceeding net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, which are related to all processes needed to make the products ready for sale. Adjustments to net realizable value are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, such as those associated with the Carne Fraca Operation, if any, are recorded as other operating expense.

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

Deferred taxes are recorded on IRPJ and CSLL tax losses, assets and liabilities and temporary differences between the tax basis and the carrying amount of assets and liabilities are classified as non-current assets and liabilities, as required by IAS 01. When the Company’s analysis indicates that the realization of these credits is not probable, the deferred taxes are derecognized.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized, and liabilities are settled.

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

This standard is applicable to all entities and will replace all current requirements related to revenue recognition. The adoption of IFRS 15 is mandatory to periods beginning on January 1, 2018 onwards, early adoption is not permitted in Brazil.

We assessed the content of this standard and in this assessment, recognition and measurement of revenue, rebates, discounts and returns, as well as policies, processes and individual relevant agreements, have not been substantially changed by the new standard.

We will adopt the new standard using the modified cumulative retrospective transition method.

IFRS 9 – Financial Instruments

We are required to adopt IFRS 9 in replacement of IAS 39 Financial Instruments: Recognition and measurement from January 1, 2018. The new accounting policies are subject to change until we present our first financial statements that include the date of initial application.

We have assessed the estimated impact on our consolidated financial statements and expect that the effects are immaterial.

The most relevant changes for us related to the adoption of IFRS 9 in comparison with IAS 39 and its impacts on its financial statements are as follows:

Classification of Financial Assets

IFRS 9 contains a new classification and measurement approach for financial assets which contains three principal classification categories: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit and loss (FVTPL). The standard eliminates the IAS 39 categories of held to maturity, loans and receivables and available for sale.

This change modifies the disclosures, which must reflect the new categories. On adoption of the standard there are no expected impacts in measurement of our financial instruments.

Hedge accounting

We have chosen to apply the new hedge accounting requirements of IFRS 9. The standard requires that hedge accounting relationships are aligned with our risk management objectives and strategy, the application of a more qualitative and forward-looking approach to assessing hedge effectiveness and prohibits voluntary discontinuation of hedge accounting.

We usually designate as a hedge instrument only the changes in fair value of the spot element of the forward exchange contract and only the changes in intrinsic value of the options on cash flow hedge accounting relationships. Under IAS 39, the change in fair value of the forward element of the forward exchange contracts and of the time value of the options are recognized immediately in profit or loss. On adoption of IFRS 9, we have elected to separately account for the time value of purchased options, the forward element of forward contracts and foreign currency basis spreads as cost of hedging. Consequently, these changes will be recognized in other comprehensive income and accumulated in a cost of hedging reserve as a separate component within equity and accounted for subsequently as gains and losses accumulated in the cash flow hedge reserve together with the hedged item.

Impairment of Financial Assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ model. This will require considerable judgment about how changes in economic factors affect expected credit losses, which will be determined on a probability-weighted basis.

The new impairment model will apply to financial assets measured at amortized cost or FVOCI, except for investments in equity instruments and to contract assets.

For financial investments and cash and equivalents, we do not expect any relevant impact on credit losses, due to the elevated ratings of its counterparties.

For trade receivables and notes receivables, we have elected the practical expedient of the aging-based provision matrix in paragraph B5.5.35 of IFRS 9, with the appropriate groupings of the receivables.

Disclosures

IFRS 9 requires extensive new disclosures, in particular about hedge accounting, credit risk and expected credit losses. We are assessing the gaps against current processes and required information and is implementing changes of our controls to comply with the new standard.

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 will be applied retrospectively, except as described below:

•         We will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will be recognized in retained earnings and reserves as at January 1, 2018; and

•         The new hedge accounting requirements should be applied prospectively.

IFRS 16 - Leases

On January 2016, the IASB issued the final version of IFRS 16 – Leases, which supersedes IAS 17 – Leases, which will be applicable to periods beginning on January 1, 2019. The adoption of this standard introduces a single model for the accounting of leases, for the lessee, for which should be recognized a right of use asset and an obligation to make payments related to the lease. Assets with a term of less than 12 months and of low value, are exempt from this treatment.

We are assessing the content and possible impacts of adoption this pronouncement in our consolidated financial statements, but the process is ongoing. We understand that the effective impact will depend on economic conditions at the time of adoption, for example (i) rate of debt (ii) portfolio of current contracts and (iii) possible agreement renewals

Capital Expenditures

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                  Research and Development, Patents and Licenses

In 2017, we launched 294 new products for consumers, of which 94 were released for the domestic market and 200 for the international market. Of the international market releases, 72 were in Asia, 21 in Europe, 45 in Africa, 20 in the Americas, 32 in the Southern Cone and 10 in the Middle East.

Our Research, Development and Innovation activities (RD&I) incorporate agricultural research and innovation, as well as products and processes research and development. The Research and Development of Meat Products’ team is based in Jundiaí city, in the state of São Paulo, where our BRF Innovation Center (“BIC”) is based.

The agricultural RD&I area aims to guarantee our international competitiveness through the continuous introduction of new technologies at the appropriate time. The goal is to reduce the production costs, improve product quality and client satisfaction and meet consumer demands. For this purpose, we maintain a qualified and experienced team of specialists and an extensive experimental physical and laboratorial structure. In addition, we use our production facilities in a structured manner to generate knowledge. We have partnerships with several universities, government research institutions and innovative private companies, and we use several research incentives made available by government research and development agencies.

The agricultural RD&I area currently has dedicated researchers to the activities of innovation and technical support. This team is highly qualified, including holders of PhDs and master’s degrees and specialists in animal production. In addition to researchers, we have several veterinarians, agronomists and animal scientists working directly in the production system.

In the last years, we have been promoting the introduction of professionals with PhDs in our technical team in association with governmental agencies as FINEP, CNPq (PNPD – National Post-Doctorate Program and RHAE – Human Resources Formation in Strategic Areas Program), Araucária Foundation (Post-Doctorate Program in company) and the FAPESP (Foundation for Research Support of the State of São Paulo).  As a result of that, we have hired 16 researchers to date. We have also been developing a robust trainee and internship program as well as encouraging our employees to participate in graduate courses.

We have one of the largest poultry and swine agricultural experimental research structures in the world. Our system includes 19 facilities and an experimental feed meal plant, distributed in four experimental farms situated in the state of Santa Catarina, with a total of 1,380 experimental bays to evaluate impacting characteristics of the production chain. We also have six bromatological and five health laboratories supporting research and operational activities.

In addition to our formal research structure, we have a research process in the production system (field research) allowing to evaluate all technologies under real production conditions with a suitable number of samples in order to calculate the productivity and financial impact of innovations and establish the appropriate moment to introduce a technology. BRF believes that the field research system provides it with an advantage in relation to others research centers and other companies in the sector. In 2017, 197 experiments were conducted through the agricultural research system.

Regarding R&D projects related to products, we are in the process of researching sodium reduction in meat products, natural solutions for ingredients to extend the products’ due date with the food safety guarantee, optimizing the raw material generated under our production chain, new packaging materials and ongoing reduction in the use of materials.

Beginning on June 20, 2013, BIC was financed by FINEP for a total amount of R$106.0 million, of which R$53.9 million were used for building facilities which sum 13,500m². The building exemplifies our commitment to invest in research, development and innovation in order to create and aggregate value in our products, processes and services. Its structure, which was developed to set standards in technological development in the food industry, includes meat, pastas, margarines, vegetables and packaging R&D areas, along with quality, project management and graphics, offering meeting rooms, a pilot plant, areas for tests and sensorial evaluation, packaging laboratories, kitchens for food service clients, a library and a brainstorming room.

We see investments in Research, Development and Innovation as a key factor to maintain our competitive advantages, including by optimizing, our production chain, improving our sustainability, or launching innovative products, reaching the expectations and needs of consumers, clients and markets.

We have our own swine breeding program, which we believe is better than the international breeding programs. The program used to operate with three farms, each one with two nuclei, in the state of Santa Catarina with 122 employees and a backup farm in Minas Gerais. In order to match our growth, a new nucleus farm, located in the state of Goiás started operation in 2017, expanding the program’s production capacity in 27%. With our acquisition of Campo Austral in 2016, a new development nucleus was added to our improvement program. In 2017, we initiated the process of transferring genetic material for the Argentinean project. Procedures are being carried out for the incorporation of genomic evaluation in the selection process. In order to implement this new technology, we established partnerships with six Embrapa (Empresa Brasileira de Pesquisa Agropecuária, or the Brazilian Company for Agricultural and Farming Research) research centers, universities, governmental agencies (BNDES, Finep, CNPq) and we keep a team of seven highly qualified geneticists.

During the last years, we have established research partnerships on projects funded by EMBRAPA, FINEP, CNPq and BNDES, and, since 2009, we have been benefiting from tax credits from the MCTI (Ministério da Ciência, Tecnologia e Inovação, or the Science, Technology and Innovation Ministry) to incentivize innovation research, called Lei do Bem. This benefit considers technological innovation as development of a new product or new manufacturing process and incremental improvement in actual product or process.

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

Accordingly, we invested R$52.0 million, R$200.2 million and R$227.3 million in 2017, 2016, and 2015, respectively.

In 2017, under our Sadia brand, we developed new packaging for breaded categories and ready-to-eat meals, replacing cardboard packages with plastic packages (flow pack), while also adding new SKUs to the “Frango Fácil” product line. Our Perdigão brand also went through a package replacement process as well as changes in visual brand identity. After the Brazilian Antitrust Regulator (CADE) lifted most restrictions related to our business combination with Sadia, the last categories of Perdigão were relaunched: lasagnas, ready-to-eat meals and cheese breads. In addition, the barbecue product line was also expanded, including sausages and marinated chicken cuts. Lastly, we also launched a new premium bologna product for the brand. Regarding Qualy brand, we launched its margarine multigrain edition.

D.                  Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—Results of Operations—Principal Factors Affecting our Results of Operations.” You should also read our discussion of the risks and uncertainties that affect our business in “Risk Factors.”

Global GDP is expected to grow 3.9% in 2018 and 3.9% in 2019, according to a report released in January by the International Monetary Fund (“IMF”). A threat to global economic growth is the intensification of protectionist pressures, because of a potential widening of global imbalances coupled with sharp exchange rate movements. According to the IMF, increased restrictions on global trade and migration would hurt productivity and incomes, and take an immediate toll on market sentiment. Other risk pointed out by the IMF is a tightening of global financing terms from their current easy settings, either in the near term or later. The IMF expects growth of 2.7% in 2018 and 2.5% in 2019 for the U.S. and of 2.2% in 2018 and 2.0% in 2019 for European Union. For emerging market and developing countries, the IMF expects a growth rate of 7.4% for India and 1.7% for Russia, along with a more modest growth in China of 6.6% this year. The same report expects Brazil’s GDP to increase 1.9% in 2018 and grow 2.1% in 2019. The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2018 at 6.75%, according to reports by Focus.

With respect to BRF and our industry, there are some recent adverse developments related to the Carne Fraca Operation and Trapaça Operation. As a result of the regulators’ inquiries and the public announcement of allegations of wrongdoings involving BRF and other companies in the Brazilian meat industry in the context of these operations, some export markets have been temporarily closed and our average selling prices for some products and in some markets have fallen. For more information about the Carne Fraca Operation and Trapaça Operation, see “Item 8. Financial Information—B. Significant Changes—Carne Fraca Operation” and “Item 8. Financial Information—B. Significant Changes— Trapaça Operation.”

Exports

In 2017, Brazilian chicken exports was 1.4% lower than in 2016. This volume decrease can be explained mainly by lower sales to European countries, Saudi Arabia and China. Despite gaining competitiveness due to lower feed costs, some destinations were oversupplied such as Saudi Arabia, while other countries, mainly European, constrained Brazilian volumes after the Carne Fraca Operation, alleging quality issues.

Brazil is a leading player in the global export markets of poultry and pork due to natural advantages, including low labor costs, gains of efficiencies in animal production. In the case of chicken meat, no highly pathogenic avian influenza cases ever impacted Brazil. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our businesses.

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

According to the West Texas Intermediate index, which benchmarks oil prices, oil prices increased 17.9% in 2017, from an average of U.S.$43.14 in 2016 to an average U.S.$50.88 in 2017, after three years of price decline, helping countries that are economically dependent of oil revenues and that represent a significant share of Brazilian exports, such as Russia, Venezuela, Angola and some Middle East countries. The effects of oil price drops for big oil producers generally present themselves in two main ways: less inflow of money, which devalues the currency (if not pegged), which then negatively affects the country’s disposable income due to an increase in inflation; and decreased GDP growth, due to smaller oil revenues. In the past, this oil price decline reduced the ability of oil producers to import Brazilian products, while the recent price improvement will help protein prices to rise, but probably with some lag. Food products are less sensitive than other goods to foreign exchange and to income variations. Rich oil producing countries that are located in warm regions with low availability of grains rely on government subsidies in order to cope with much higher chicken production costs than countries with moderate climate and high availability of grains, such as Brazil. Thus, falling oil prices will not necessarily lead to lower chicken imports from Brazil as governments might reduce subsidies leading to a decline in local production of chicken.

In 2018, we intend to place new products in the Middle East/Africa market to meet the demand for healthier products.

Brazilian Market

Brazil is one of the world’s largest consumers of meat, with a per capita meat consumption in 2017 of 97.58 kilograms, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The emergence of the middle class has had a relevant impact in chicken and pork consumption in the past years whereas beef consumption remained flat over the last years. However, given the recent slight economic recovery in 2017, meat consumption rose in 2017 compared to 2016. According to the analysts estimates reported by the Central Bank in the Focus report, domestic GDP rose 1.0% in 2017 and is expected to increase by only 2.8% in 2018, while inflation is expected to decelerate to 2.95%. The gap between beef and chicken prices in Brazil is expected to increase slightly, favoring chicken, once the supply of both proteins is expected to increase, but lower chicken exports will add volumes to domestic market supply pressuring chicken price downwards.

The Brazilian market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora and Seara. The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products that are more similar to commodities in natura.

The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

Given the more challenging economic context in Brazil, our priorities remain to be the implementation of initiatives emphasizing operational excellence, especially in cost management and sales, that will be drivers for growth in the market, aiming toward the recovery of our operating margins in Brazil. Price adjustment and new products will be the major growth drivers for profitability in 2018. We remain confident in our strategy and capacity to resume growth in Brazil through more internal efforts toward reducing the cost of services, a more robust sales structure with improved execution that is focused on each region, and by strengthening our leadership by repositioning our major brands.

Raw Materials

In the Brazilian market, average corn prices declined 36.0% in 2017 relative to the average in 2016. The decrease in average corn prices began in the third quarter of 2016 after the end of the harvest of 2015/16 crop, when the domestic market was supplied of enough corn, together with good expectation regarding the coming crop (2016/17). According to CONAB, corn crop totaled 97.8 million tons in 2016/17, after totaling 66.5 million tons in 2015/16. In the international market, a record corn crop in the U.S. in 2016/17 (384.78 million tons) and a strong crop in 2017/16 (370.96 million tons). Given two years of favorable supply scenario, average CBOT corn prices remained relatively flat, increasing only slightly (0.5%) in 2017 as compared to 2016.

Average soybean prices in Brazil declined 16.0% in 2017 compared to 2016. CBOT prices were roughly flat (0.2%) in 2017 as compared to 2016, reflecting no great concern regarding climate issues in 2016/17 crop.

Social Contributions

See “Item 8. Financial Information —B. Significant Changes—Social Contributions.”

E.                  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones described below, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

BRF provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm installations and are expected to be repaid in ten years. The loans guaranteed by BRF are in the amount of R$87.1 million as of December 31, 2017 (compared to R$138.5 million as of December 31, 2016).  In the event of default, we will be required to assume the outstanding balance.  As a result, we have recorded provisions in the amount of R$4.0 million as of December 31, 2017 (compared to R$8.5 million as of December 31, 2016), equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversion of provision in the amount of R$4.4 million in our statement of income for the year ended December 31, 2017 (compared to R$6.2 million as of December 31, 2016).

BRF guarantees a loan to the BRF Sustainability Institute (Instituto BRF de Sustentabilidade) from BNDES to set up biodigesters on the properties of the rural producers that are taking part in BRF’s integration system as part of the BRF’s sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees as of December 31, 2017 was R$17.3 million (compared to R$28.4 million as of December 31, 2016). In the event of default, BRF would be required to assume the outstanding balance. As a result, we have recorded provisions in the amount of R$0.03 million as of December 31, 2017 (compared to R$0.1 million as of December 31, 2016), equal to our assessment of the fair value of the non-contingent portion of these obligations, and we reversed provisions in the amount of R$0.1 million in our statement of income for the year ended December 31, 2017 (compared to R$0.1 million as of December 31, 2016).

The aggregate amount of BRF’s off-balance sheet guarantees as of December 31, 2017 was R$104.4 million (compared to R$166.9 million as of December 31, 2016), and we reversed provisions for the non-contingent portion of these obligations in the amount of R$4.5 million, which had been included in our statement of income for the year ended December 31, 2017 (compared to R$6.4 million as of December 31, 2016).

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2017.

	Payments Due by Year
Obligation	Total	2018	2019	2020 to 2022	2023 onwards
	(in millions of reais)
Loans and financing(1)	20,444.4	5,031.4	3,983.9	4,916.3	6,512.9
Interest on loans and financing(2)	2,922.7	432.2	918.4	1,018.6	553.6
Lease obligations on property, plant and equipment(3)	1,130.8	447.4	149.8	238.3	295.4
Commitments for purchases of goods and services(4)	6,564.4	4,862.1	922.9	656.4	123.1
Total	31,062.4	10,773.1	5,974.9	6,829.6	7,484.9

(1)   Includes both short-term debt and long-term debt.

(2)   Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2017.

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

We also recorded R$1,773.2 million as contingencies for probable losses for the year ended December 31, 2017.

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

Our Board of Directors provides our overall strategic direction. At least 20% of the members of our board of directors are required to be independent under the Novo Mercado listing regulations. Our Board members are elected at Ordinary General Shareholders’ Meetings for a two-year term and may be reelected. Our Board of Directors currently consists of ten members. Our Bylaws do not contemplate alternates to Board members. There is no mandatory retirement age for our Board members. In case of any vacancy, the remaining members will nominate a Board member who will serve until the next shareholders’ meeting, the occasion in which the shareholders shall elect another Board member to serve for the remaining term of office. If more than 1/3 of the positions on the Board of Directors are vacant at the same time, then an extraordinary shareholders’ meeting shall be called within 30 days counted from such vacancy event. The following table sets forth information about our current Board members:

	Director
Name	Position Held	Since	Age

Pedro Pullen Parente(1)	Chairman	April 26, 2018	65
Augusto Marques da Cruz Filho(1)	Vice-Chairman	April 26, 2018	65
Dan Ioschpe (1)	Board Member	April 26, 2018	53
Flavia Buarque de Almeida (1)	Board Member	April 26, 2017	50
Francisco Petros O. L. Papathanasiadis(1)	Board Member	April 26, 2017	53
José Luiz Osório (1)	Board Member	April 26, 2018	67
Luiz Fernando Furlan(1)	Board Member	July 8, 2009	71
Roberto Antônio Mendes (1)	Board Member	April 26, 2018	65
Roberto Rodrigues(1)	Board Member	April 26, 2018	75
Walter Malieni Jr.(1)	Board Member	July 8, 2009	46

(1)   Independent member (as defined in the Brazilian Novo Mercado listing regulations).

Below is a summary of the professional experience and areas of activity of our current board members.

Pedro Pullen Parente – Chairman of our Board. Mr. Parente began a public service career at Banco do Brasil in 1971 and was transferred to the Central Bank in 1973, in both cases following public examination. He has been a consultant for the International Monetary Fund and public institutions in Brazil, including several State Departments and the National Constituent Assembly of 1988, and has occupied various government positions in the economics area. He was Minister of State between 1999 and 2002, having led the team handling the transition from President Fernando Henrique Cardoso’s government to President Lula’s administration. During this period, he played an important role as President of the Energy Crisis Management Chamber. He was Chief Operating Officer of RBS Group between 2003 and 2009 and President and CEO of Bunge Brasil from 2010 to 2014. He is currently a Licensed Partner of the Prada group of consulting and financial advisory companies and a board members and the chief executive officer of Petróleo Brasileiro S.a. - Petrobras. Mr. Parente received a bachelor’s degree in electric engineering from the University of Brasília in 1976.

Augusto Marques da Cruz Filho – Vice-Chairman of our Board of Directors. Mr. Augusto Marques holds a PhD in Economic Theory from the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences from the Economic and Administration University of the University of São Paulo (FEA-USP) and attended Development Abroad at INSEAD – Institut Européen d’Administration des Affaires. Mr. Augusto Marques da Cruz Filho has acted in Grupo Pão de Açúcar for 11 years occupying the positions of executive officer of the company, administrative and financial officer and, for two years and a half, chief officer, until leaving the position in 2005. Between 2005 and 2010, Mr. Cruz Filho was member of the Board of Directors and Audit Committee of B2W. Since April 2016, Mr. Cruz Filho is the President of the Board of Directors of BR Distribuidora. He is also member of the Board of Directors of JSL S.A. and General Shopping.

Dan Ioschpe – Board member. Mr. Dan Ioschpe graduated from the Federal University of Rio Grande do Sul with a postgraduate degree from ESPM - SP and an MBA from the Tuck School of Dartmouth College. Mr. Dan loschpe has entered Iochpe-Maxion in 1986, where he occupied several positions until June 1996 when he left to be the President of AGCO in Brazil. Mr. Ioschpe returned to Iochpe-Maxion in January 1998 and occupied the position of President. In April 2014, he left such position to become President of its Board of Directors. He is a member of the Board of Directors of WEG, Profarma e Cosan, President of the Board of Directors of Sindipeças and President of the Fórum das Empresas Transnacionais Brasileiras - FET (Brazilian Transnational Companies Forum).

Flavia Buarque de Almeida – Board member. Ms. Almeida is an executive officer of Peninsula Capital Participações S.A. since 2013 and a board member of the "Board of Overseers" at Harvard University, GAEC S.A. - Anima Educação and W2W E-Commerce de Vinhos S.A (wine.com.br). She was an independent member of the Board of Directors of Lojas Renner S.A. from 2011 to 2016. Between 2009 and 2013, she was a senior partner of Monitor Group (currently Monitor Deloitte). Prior to that, between 2003 and 2009, Flavia was the general director of Participações Morro Vermelho S.A., a family holding company that controls the Camargo Corrêa Group. During the years 1989 to 2003, Flavia worked at McKinsey & Company, where she was a partner. Flávia holds a degree in Business Administration from Fundação Getúlio Vargas and an MBA from Harvard Business School.

Francisco Petros Oliveira Lima Papathanasiadis – Board member and Chairman of our Statutory Audit Committee. Mr. Papathanasiadis is an economist and a lawyer specialized in corporate law, capital markets and corporate governance. He is the managing director of Fernandes, Figueiredo, Françoso and Petros - Sociedade de Advogados. He has worked for more than 30 years in the Brazilian capital and financial market, in the areas of investment analysis, corporate finance and asset management, in several institutions, notably Unibanco, Brasilpar and Grupo Sul América. He was vice president and president of the Brazilian Association of Capital Markets (ABAMEC - São Paulo) between 1999 and 2001 and the first president of the Association of Capital Markets Analysts and Investment Professionals (APIMEC) Supervisory Board (2010/2014). Since July 2015, he has been a member of the Board of Directors of Petrobras.

José Luiz Osório – Board member. Mr. José Luiz Osório has Bachelor and Master degrees in Engineering from PUC-Rio and a Master degree in Engineering from Stanford University in the United States. He founded Jardim Botânico Investimentos in 2013. He was the Country Manager of Lehman Brothers Brasil (1997-1999), officer of BNDES/BNDESPar (1999), President of the CVM (2000-2002) and a member of the Board of Directors of Lojas Renner (2005-2007).

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

Roberto Antônio Mendes – Board member. Mr. Roberto Antônio Mendes graduated in Business Administration and Accounting from UFMG with an executive course in Skills, Tools and Competencies (FTC) at FDC and the Kellogg School of Management in Chicago, a course in Business Strategy and Innovation at Wharton University of Pennsylvannia and Development Program of Advisers of Fundação Dom Cabral. Mr. Roberto Antônio Mendes started his career as an external auditor at PricewaterhouseCoopers and then KPMG (from 1971 to 1979) and was controller in Valep (now Fosfertil) which belonged to the Vale group (from 1976 to 1979) and later to the Mendes Júnior group (from 1979 to 1985). Mr. Mendes has worked at Localiza Rent a Car S.A. since 1985 and is currently its Financial and Investors Relations officer.

Roberto Rodrigues – Board member. Mr. Rodrigues graduated in agricultural engineering from the Luiz de Queiroz College of Agriculture of the University of São Paulo (ESALQ-USP) in 1965. He was awarded an Honorary Doctorate degree in Rural Administration from the São Paulo State University (UNESP) in 1998. Mr. Rodrigues has been a professor at UNESP from 1967 until present, a member of the Advisory Council of the Organization of Cooperatives of the State of São Paulo (OCESP) from 1990 until present, and Coordinator of the Agribusiness Center of the Fundação Getúlio Vargas (FGV) from 2006 until present. He was President (2006-2012) and is currently a member of the Agribusiness Council of the Federation of Industries of the State of São Paulo (COSAG FIESP). Additionally, Mr. Rodrigues is a managing partner of Agroerg Investimentos e Serviços Ltda.

Walter Malieni Júnior – Board member and Statutory Audit Committee member. Mr. Malieni Junior holds a degree in Economics from Universidade Presbiteriana Mackenzie, an MBA in Capital Markets and Finance from Ibmec, a postgraduate degree in General Training for Executives from USP and a Master's Degree in Business Administration from Universidade Presbiteriana Mackenzie. In 2014, he participated in an executive session for Banco do Brasil in the Program of Digital Transformation in Business by the Massachusetts Institute of Technology (MIT). Mr. Malieni Junior has been a civil servant at Banco do Brasil since 1984, when he joined the company in the Minor Apprentice program. He was state superintendent in Rio de Janeiro between January and December 2000, commercial manager and statutory commercial director of Companhia de Seguros Aliança do Brasil between January 2001 and October 2006 and commercial superintendent, director of credit and director of distribution in São Paulo of Banco do Brasil between November 2006 and December 2012. Since January 2013, he has been the Vice President of Internal Controls and Risk Management of Banco do Brasil and, since May 2016, he has been a member of the PREVI Deliberative Board.

Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our Board of Directors.

Our Bylaws requires that the Board of Executive Officers consist of a Chief Executive Officer, a Chief Financial Officer, an Investor Relations Officer and up to twelve additional members, each with the designation and duties assigned by our Board of Directors.

Our executive officers are elected by our Board of Directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends in July 2018. Our Board of Directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but do not need to be our shareholders. Our executive officers hold ordinary monthly meetings, as well as extraordinary meetings, when called by our Chief Executive Officer.

The following table sets forth the name, position and the year of election of each of our current executive officers.

Name(1)	Position Held	Since	Age

Lorival Nogueira Luz Júnior	Global Chief Executive and Financial and Investor Relations Officer	September 28, 2017	46
Alexandre Moreira Martins De Almeida	Vice President	June 29, 2017	54
Andelaney Carvalho Dos Santos	Vice President	June 29, 2017	50

 (1)    Mr. Hélio Rubens Mendes Júnios, former Vice President, resigned from this position on February 26, 2018.

The following is a summary of the business experience in the sector, areas of expertise and principal outside business interests of our current executive officers.

Lorival Nogueira Luz Júnior — Mr. Lorival Luz has more than 26 years of professional experience. From 2013 to September 2017, he was the Vice President of Finance and Investor Relations at Votorantim Cimentos S.A. Between 2010 and 2011, he was Executive Director of Treasury and Investor Relations at Votorantim Industrial and in March 2011 he was elected Finance and Investor Relations Officer of CPFL Energia S.A. and subsidiaries of the CPFL Energia group. From 2008 to 2009, he was CFO and Investor Relations Officer at Estácio Participações. Prior to that, Mr. Lorival Luz worked at Citibank for 17 years, occupying different positions in the Corporate and Investment Bank, Treasury, Retail Bank and Financial Control divisions. He was also Executive Director of Treasury at Credicard and held the same position at Banco Citicard until 2008. Mr. Lorival Luz holds a degree in Business Administration at Fundação Armando Álvares Penteado - FAAP, with several specialization courses abroad.

Alexandre Moreira Martins De Almeida — Mr. De Almeida has over 30 years of professional experience and has worked for the last 25 years in various leadership positions (CEO, CFO, COO) in leading companies in South America. He holds a Bachelor’s degree in Metallurgical Engineering (1986) and a Master’s degree in Computer Science (1990) from the Federal University of Minas Gerais. In addition, he holds a postgraduate degree in Financial Administration (1991) from the João Pinheiro Foundation and has attended several Business Management Development programs at the Kellogg School of Business - Northwestern University, Insead and Fundação Dom Cabral.

Andelaney Carvalho Dos Santos — Mr. Dos Santos is an executive with experience in the areas of information technology, logistics and supply chain, with previous experience in companies in the retail and food retail fields. He holds a degree in Computer Science from the Faculdade de Informática Lemos de Castro and an MBA from the School of Administration and Economics of São Paulo of Fundação Getúlio Vargas (EAESP / FGV). In addition, he attended specialization courses in Stanford University, Massachusetts Institute of Technology and Insper.

B.                  Compensation

In 2017, the total salary paid by us to all our executive officers and the total compensation paid by us to all members of our board of directors, fiscal council and statutory audit committee for services in all capacities was R$32.8 million. In addition, no amounts were paid to our executive officers in 2017 as part of our profit sharing plan. The aggregate total compensation paid to members of the board of directors, fiscal council and statutory audit committee and executive officers in 2017 (including salaries, profit sharing payments, as described below, and benefits) was R$34.0 million. In our 2018 Shareholders’ Meeting was approved a total compensation to be paid to our executive officers, members of our board of directors and members of our fiscal council in 2018 of up to approximately R$87 million (including salaries, profit sharing payments, stock option grants and benefits). In our extraordinary shareholders meeting to be held on May 25, 2018, our shareholders will vote on the revision of total compensation to be paid to our executive officers, and members of our board of directors in 2018 for the year 2018 as well as on the amendment of our restricted stock plan.

The amount of variable compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to financial and non-financial results such as EBITDA, volume growth, and net profit, among others, but is also based on an assessment by our board of directors of the performance of the officer during the year. The amount paid depends on the amount of the profit sharing payment to a multiple of the officer’s monthly salary, considering results reached, based on the goals set by the company for the year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan and is competitive when compared to market practices.

Our executive officers are also eligible to participate in our Stock Option Plan and Restricted Stock Plan (further discussed below). As of December 31, 2017, a total of 4,542,973 stock options and restricted stocks were held by them, with a cost to our company of R$17.0 million. In 2017, a total of 628,104 stock options and restricted stocks were granted to our executive officers. For more details about our Stock Option Plan and Restricted Stock Plan, see “—E. Share Ownership—Stock Option Plan and Restricted Stock Plan.”

The table below shows information about the options and restricted stocks granted to executive officers of BRF in previous years that are still outstanding as of December 31, 2017:

Grant	# Options / Restricted Stocks Units	Grant Price(1)	Strike Price as of December 31, 2017(2)	Expiration Date
2013	14,214	R$44.48	R$62.12	May 1, 2018
2014	293,491	R$44.48	R$55.85	April 3, 2019
2015	1,466,837	R$63.49	R$77.15	December 17, 2019
2016	352,660	R$46.68	R$48.87	May 30, 2022
2016	1,975,000	R$56.00	R$59.09	April 27, 2022
2017	150,000	R$38.43	R$39.01	March 29, 2023
2017	290,771	R$41.69	R$42.32	November 30, 2023
2017 (Restricted Stock Units)	187,333	R$41.85(3)	N/A	August 31, 2019
Total	4,514,439

(1)   The grant price refers to the average stock price at B3 of the last 20 trading days before the grant date.

(2)   Strike price updated with IPCA from January 2017 through November 2017.

(3)   The grant price refers to the stock price at B3 on the day before grant date.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2017, the amount paid as benefits and private pension plan to the executive officers totaled R$1.0 million.

Our executive officers and the members of our board of directors, statutory audit committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment other than that, in the case of executive officers, non-compete agreements are signed upon hiring. In 2017, we paid severance benefits to former executive officers in the amount of R$0.2 million.

C.                  Board Practices

For information about the date of expiration of the current term of office and the period during which each member of the Board of Directors and executive officer has served in such office, see “—A. Directors and Senior Management.” For information about contracts for benefits upon termination of employment, see “—B. Compensation.”

Fiscal Council

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and the company’s external auditors, which has authority, among other matters, to supervise certain acts of management, to issue a report on the financial statements prepared by management and to give an opinion on management proposals to be submitted to general meetings of shareholders’ regarding changes in the capital stock, issuance of debentures or subscription bonuses, investment plans or capital budgets, dividend distribution, transformation, merger, consolidation or demerger. The fiscal council is not equivalent of, or wholly comparable to a U.S. audit committee.

We have a permanent fiscal council composed of three members and their alternates who are elected at the ordinary general shareholders’ meeting, with terms lasting until the succeeding ordinary general shareholders’ meeting with reelection being permitted.

The following table sets forth information with respect to the current members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attilio Guaspari(1)	President of the Fiscal Council	April 29, 2005	71
Susana Hanna Stiphan Jabra(1)	Alternate	April 8, 2015	60
Marcus Vinicius Dias Severini	Member of the Fiscal Council	April 26, 2017	60
Marcos Tadeu de Siqueira	Alternate	April 8, 2015	62
André Vicentini	Member of the Fiscal Council	April 26, 2018	36
Valdecyr Maciel Gomes	Alternate	April 26, 2018	63

(1)   Independent Member (as defined under the Brazilian Novo Mercado rules).

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

André Vicentini — Mr. André Vicentini graduated in Mechanical Production Engineer from Escola Politécnica of the University of São Paulo – USP (2003), with a specialization in ALM (Asset Liability Management) and Risk Management from the Educational Institute of BM&FBOVESPA (2010 and 2012). From January 2009 to March 2016, he acted as Corporate Superintendent of Treasury and Financial Services of BM&FBOVESPA S.A. (now B3), being responsible for the financial management of companies of the group, both in Brazil and abroad, in the areas of treasury, financial planning, accounts payable, accounts receivable, credit and collection. He was also responsible for the financial management of the pension plan fund, acting as Director of Investments of Mercaprev (AETQ). From September 2006 to December 2008, Mr. Vicentini acted as Manager of Financial Management of Telefônica S.A., responsible for the financial operations of the group in local and International markets, for the cash management and structures of protection of market risks. From September 2003 to September 2006, he acted as Financial Analyst of Perdigão Agroindustrial, being member of the Treasury responsible for the management of cash flow, analysis of feasibility and pricing of structured operations, derivatives and operations of foreign trade. From January 2001 to September 2003, he was a trainee at Banco Votorantim, acting in the structuring desk and pricing of products.

Statutory Audit Committee

Our shareholders approved the establishment of the Statutory Audit Committee at our ordinary and extraordinary general shareholders’ meeting held on April 3, 2014. The Statutory Audit Committee is composed of three to five members, of whom at least one must be an independent member of the company’s Board of Directors (in accordance with the independence standards of the CVM, in particular CVM Instruction No. 509/11).

The members of the Statutory Audit Committee must be appointed by the Board of Directors for terms of two years, but for a total period not to exceed ten years. They are subject to removal from their positions by the Board of Directors at any time. The members of the Statutory Audit Committee who are also members of the Board of Directors shall terminate concomitantly with his or her termination as a board member.

Our statutory audit committee complies with CVM Instruction No. 509/11 of November 16, 2011 and, accordingly, allow us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee.

The following table sets forth information with respect to the current members of our Statutory Audit Committee.

Name	Position Held	Current Position Held Since	Age
Francisco Petros Oliveira Lima Papathanasiadis(2)	Coordinator	April 27, 2017	53
Fernando Maida Dall’Acqua(1)(2)	Member and Financial Expert	April 3, 2014	69
Walter Malieni Júnior	Member	April 27, 2017	48
Sérgio Ricardo Silva Rosa(2)	Member	April 3, 2014	58

(1)   Audit Committee Financial Expert (as defined under the rules of the U.S. Securities and Exchange Commission)

(2)   Independent Member (as defined under the Brazilian Novo Mercado rules)

Below is a summary of the professional experience and areas of activity of our current members of the Statutory Audit Committee:

Please see “—A. Directors and Senior Management” for the biographical information of Mr. Papathanasiadis and Mr. Malieni Júnior.

Fernando Maida Dall’Acqua – Member of the Statutory Audit Committee and its Financial Expert. Mr. Dall’Acqua holds a master degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation. He is a Professor of Economics at the School of Administration of São Paulo (Getulio Vargas Foundation) and provides consulting services to major companies on mergers and acquisitions, economic and financial valuation and macroeconomic and tax advisory services. He was the Chairman of the Fiscal Council of Grupo Pão de Açúcar and Viavarejo. He is currently a Board member and chairman of the Audit Committee of ISA-CTEEP and the chairman of the Audit Committee of O Estado de São Paulo newspaper. He was the Finance Secretary of the São Paulo and has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was director of the Project Center for Latin America and the Caribbean of the IICA/OEA.  He was also a member of the Board of Directors and the Audit Committee of Sabesp and a member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, as well as served on the Advisory Board of Grupo Pão de Açúcar. He was president of the People Bank of the São Paulo Government. He was also a Fellow at Michigan State University, U.S.A. and adviser of the World Bank for fiscal policy and credit market and of the Ministry of Finance of the Brazilian government.

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

In addition to the Statutory Audit Committee, we have other four advisory committees for our Board of Directors: (i) Strategy, M&A and Markets Committee, (ii) Finance, Governance and Sustainability Committee, (iii) People, Organization and Culture Committee and (iv) Marketing Committee. They are composed of members of our Board of Directors, as well as other professionals.

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

D.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31
	2017	2016	2015
Administration	21,189	21,346	12,442
Production	87,045	81,117	83,837
Total	108,234	102,463(1)	96,279

(1)       The number of employees had a significant increase in 2016 when compared to 2015 due to the integration of approximately 9,000 employees in Thailand.

All of our employees listed above are located in Brazil, except for approximately 16,028 employees in 2017 (16,151 in 2016 and 5,245 in 2015) who are located abroad, mainly in our sales offices and processing plants in Europe, Southern Cone, Middle East and Asia (not including Turkey).

We do not employ a material number of temporary employees. However, during the Christmas holiday season, in Brazil we contract a company that furnishes sales representatives to assist us with holiday sales.

All of our employees in Brazil are represented by labor unions and each state has a different union. The terms of our collective bargaining agreements vary in accordance with the union. In each case, however, salary negotiations are conducted annually between workers’ unions and us. The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement for a particular facility is binding on all employees, whether or not they are members of the union. In general, collective bargaining agreements are applicable to all employees of that union or region, respecting the different professional categories. In other countries, where applicable, a union represents our employees and all of them are covered by collective bargaining agreement, with the exception of Argentina, where 79% of the employees are members of local unions and so different conditions on agreements are applicable to them. We believe that our relations with our employees and their labor unions are satisfactory.

We offer to our employees all legal benefits according to each country’s laws and in some locations complementary benefits are also offered. We have quite competitive benefit plans for each office around the world. In Brazil, the main benefits are: (1) the private pension plan, administered by BRF Previdência (formerly BFPP – Brasil Foods Sociedade de Previdência Privada), (2) a credit cooperative that offers to the associated employee credit lines with attractive interest rates, (3) supplementary health plan that allows the employee to use the network agreements with costs subsidized by us, (4) meals, offered in our own restaurants or restaurant cards for subsidies of up to 80% by us, (5) basic consumer products granted to employees with salary of up to five minimum wages and 80% subsidized by us and (6) a collective insurance life policy.

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

E.                  Share Ownership

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Statutory Audit Committee

As of April 20, 2018, members of our board of directors, our executive officers and members of our fiscal council (and alternates) and statutory audit committee owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Statutory Audit Committee	Common Shares	%
Members of the Board of Directors:
Pedro Pullen Parente	—	—
Augusto Marques da Cruz Filho	—	—
Dan Ioschpe	—	—
Flavia Buarque de Almeida	—	—
Francisco Petros O. L. Papathanasiadis	—	—
José Luiz Osório	—	—
Luiz Fernando Furlan	6,310,781	0.8
Roberto Antônio Mendes	—	—
Roberto Rodrigues	2	0.0
Walter Malieni Jr.	—	—
Subtotal	6,310,783	0.8
Executive Officers:
Lorival Nogueira Luz Júnior	—	—
Alexandre Moreira Martins de Almeida	—	—
Andelaney Carvalhos dos Santos	—	—
Subtotal	—	—
Fiscal Council (and alternates):		—
Attilio Guaspari	—	—
Susana Hanna Stiphan Jabra	—	—
Marcus Vinícius Dias Severini	—	—
Marcos Tadeu de Siqueira	—	—
André Vicentini	1,200	0.0
Valdecyr Maciel Gomes	—	—
Subtotal	—	—
Statutory Audit Committee(1)	—
Sérgio Ricardo Silva Rosa	—	—
Fernando Maida Dall’Acqua.	—	—
Subtotal	—	—
Total	6,310,783	0.8

*      Less than 0.1%

(1)     The other members of the statutory audit committee Francisco Petros O. L. Papathanasiadis and Walter Malieni Júnior are members of the Board of Directors whose share ownership is already included above.

For information about the stock options held by the persons listed above, including information about exercise prices, expiration dates and exercises, see “—B. Compensation.”

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

As of December 31, 2017, a total of 25,586,181 options had been granted, of which 12,165,369 were outstanding and held by approximately 254 persons.  During the year ended December 31, 2017, no options were exercised. As of December 31, 2017, the weighted average strike price of our outstanding options was R$60.28 per share, and the weighted average of the remaining contractual terms was 47 months.  No individual has received a number of options for common shares that, together with the common shares owned by that individual, exceed one percent of our common shares.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 24 to our consolidated financial statements.

In addition to changes to our Stock Option Plan, our shareholders approved the Restricted Stock Plan for employees at the shareholder meeting held on April 26, 2017. The purpose of the Restricted Stock Plan is, among others, to stimulate the expansion, success and the achievement of social objectives of the Company; align the interests of shareholders of the Company to the plan participants and allow the Company or other companies under its control to attract and retain eligible persons.

The Restricted Stock Plan is managed by our Board of Directors. As administrator of this plan, our Board of Directors may invite a limited number of executives to invest a sum of funds (such as profits bonus, hiring bonus and other resources not including salary) in stocks of BRF or may use any other criteria deemed appropriate for the granting of restricted stocks. By investing at least 25% of their bonus, the company would grant restricted shares that would be given to participants after 3 years as long as certain goals related to TSR (Total Shareholder Return) are achieved by the company. If the participant is laid off during those three years, the restricted shares will be immediately canceled.

The total number of restricted stock that may be granted under the Restricted Stock Plan shall not exceed 0.5% of the common stock, with no par value, representing the total capital stock of the Company. As of December 31, 2017, a total of 761,846 restricted stock had been granted, of which 706,820 were outstanding and held by approximately 32 persons.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The capital stock of BRF is comprised of common shares. As of April 20, 2018, we had outstanding 811,139,545 common shares, or 99.84% of our total common shares (excluding 1,333,701 common shares held in treasury), 73,662,763, or 9.07%, of which correspond to ADRs. On April 20, 2018, we had approximately 50,740 shareholders, including approximately 240 registered U.S. resident holders of our common shares (including The Bank of New York, as depositary).

Major Shareholders

The following table sets forth certain information as of April 20, 2018 (except to the extent disclosed below), with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) certain other shareholders who disclose their share ownership in Brazil.

Major Shareholders	Quantity	%
Fundação Petrobras de Seguridade Social – PETROS(1)	92,716,266	11.4
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI(1)	86,605,452	10.7
Tarpon Investimentos S.A. (2)	69,485,935	8.6
Standard Life Aberdeen PLC(3)	40,748,226	5.0

(1)   These pension funds are controlled by participating employees of the respective companies.

(2)   This information is based on a Report on Schedule 13D/A filed with the SEC on May 2, 2017 by Tarpon Investimentos S.A. (“TISA”), Tarpon Gestora de Recursos S.A. (“Tarpon Gestora”) and José Carlos Reis de Malgalhāes Neto (collectively with Tarpon Gestora and TISA, “Tarpon”) to report the beneficial ownership of 69,485,935 of our common shares.

 (3)  This information is based on a Report on Schedule 13G filed with the SEC on October 20, 2017 by Standard Life Aberdeen PLC to report the beneficial ownership over 40,748,226 of our common shares, 40,748,226 of which they had sole voting power and all of which they had sole dispositive power.

Our major shareholders do not have differing voting rights.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2015, except as described below.

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

•         On March 8, 2016, BlackRock, Inc. informed us that its aggregate shareholding position had reached 33,478,602 common shares and 7,258,388 ADRs, representing approximately 5.01% of our share capital as of March 8, 2016.

•         On May 31, 2016, BlackRock, Inc. informed us that its aggregate shareholding position had reached 38,734,476 common shares and 551,035 ADRs, representing approximately 4.82% of our share capital as of May 31, 2016.

•         On July 14, 2016, GIC Private Limited informed us that its aggregate shareholding position had reached 40,690,360 common shares, representing approximately 5.01% of our share capital as of July 14, 2016.

•         On August 12, 2016, BlackRock, Inc. informed us that its aggregate shareholding position had reached 33,893,720 common shares and 7,000,760 ADRs, representing approximately 5.03% of our share capital as of August 12, 2016.

•         On February 2, 2017, GIC Private Limited informed us that its aggregate shareholding position had reached 29,983,951 common shares and 10,483,177 ADRs, representing approximately 4.98% of our share capital as of February 2, 2017.

•         On May 5, 2017, Tarpon informed us that its aggregate shareholding position had reached 69,485,935 common shares, representing approximately 8.55% of our share capital as of May 5, 2017.

•         On May 9, 2017, GIC Private Limited informed us that its aggregate shareholding position had reached 51,913,800 common shares and/or other securities and derivatives referred in such shares, representing approximately 6.39% of our share capital as of May 4, 2017.

•         On June 2, 2017, BlackRock, Inc. informed us that its aggregate shareholding position had reached 30,643,993 common shares and 6,912,165 ADRs, representing approximately 4.62% of our share capital as of May 31, 2017.

•         On August 18, 2017, Standard Life Aberdeen plc. informed us that its aggregate shareholding position had reached 40,706,225 common shares and/or other securities and derivatives referred in such shares, representing approximately 5.09% of our share capital as of August 9, 2017.

•         On September 21, 2017, Standard Life Aberdeen plc. informed us that its aggregate shareholding position had reached 40,164,585 common shares and/or other securities and derivatives referred in such shares, representing approximately 4.94% of our share capital as of September 18, 2017.

•         On September 25, 2017, Standard Life Aberdeen plc. informed us that its aggregate shareholding position had reached 41,205,885 common shares and/or other securities and derivatives referred in such shares, representing approximately 5.07% of our share capital as of September 20, 2017.

•         On October 17, 2017, Standard Life Aberdeen plc. informed us that its aggregate shareholding position had reached 40,586,026 common shares and/or other securities and derivatives referred in such shares, representing approximately 4.99% of our share capital as of October 12, 2017.

•         On October 20, 2017, Standard Life Aberdeen plc. informed us that its aggregate shareholding position had reached 40,746,226 common shares and/or other securities and derivatives referred in such shares, representing approximately 5.02% of our share capital as of October 20, 2017.

•         On December 6, 2017, GIC Private Limited informed us that its aggregate shareholding position had reached 40,618,045 common shares and/or other securities and derivatives referred in such shares, representing approximately 4.99% of our share capital as of December 4, 2017.

B.                  Related Party Transactions

Intercompany Loans

We have entered into loan agreements with our subsidiaries. Below is a summary of the balances as of December 31, 2017 and the rates charged for each transaction:

Counterparty		As of December 31, 2017
Creditor	Debtor	Currency	(in millions of Reais)	Interest Rate (% p.a.)
BRF GmbH	BRF Global GmbH	U.S.$	1,163.0	4.3%
BRF GmbH	Federal Foods Qatar	U.S.$	507.9	2.5%
Perdigão International Ltd.	BRF GmbH	U.S.$	208.9	5.2%
Sadia International Ltd.	Wellax Food Logistics	U.S.$	191.5	1.5%
BRF Invicta Food	BRF Invicta	GBP	172.0	2.0%
Perdigão International Ltd.	BRF Global GmbH	U.S.$	154.2	3.2%
BRF GmbH	BRF Global GmbH	EUR	148.3	0.9%
BRF GmbH	BRF Foods GmbH	U.S.$	108.0	1.2%
Qualy 5201 B.V.	BRF Holland B.V.	EUR	78.3	0.6%
BRF GmbH	BRF Foods LLC	U.S.$	69.6	2.5%
Perdigão International Ltd.	BRF S.A	U.S.$	33.6	1.8%
BRF Foods GmbH	One Foods Holdings	U.S.$	21.8	2.7%
BRF GmbH	BRF Hong Kong	U.S.$	10.2	3.6%
BRF GmbH	Sadia International Ltd.	U.S.$	4.9	5.2%
Perdigão International Ltd.	BRF Foods LLC	U.S.$	4.1	1.0%
BRF Holland B.V.	BRF Wrexam	GBP	2.6	3.0%
Wellax Food Logistics	BRF Foods LLC	U.S.$	2.2	7.0%
Golden Quality Foods Europe	BRF Holland B.V.	EUR	1.8	0.6%
Campo Austral S.A.	Buenos Aires Fortune S.A.	ARS	1.0	20.0%
BRF GmbH	BRF Austria Gmbh	U.S.$	0.8	4.0%
Golden Quality Foods Netherlands	BRF Holland B.V.	EUR	0.4	0.6%
Invicta Foods Limited	Invicta Food Group Limited	GBP	0.4	1.0%
Eclipse Holding Cooperatief	Eclipse LATAM Holdings	EUR	0.3	20.0%
Avex S.A.	Buenos Aires Fortune S.A.	ARS	0.1	20.0%
Campo Austral S.A.	Itega	ARS	–	20.0%
BRF GmbH	BRF Global GmbH	U.S.$	1,163.0	4.3%

Consulting Services and Sales of Products

During the year 2017, the Company entered into transactions with companies that are owned by members of its Board of Directors as demonstrated below:

			Amounts of revenues (expenses) (in millions of Reais)
Companies	Type of transations	Related party	2017	2016
Corall Consultoria LTDA	Corall provided consulting services to BRF	Artur Tacla	—	(1.8)
Edavila Consultoria Empresarial Eireli	Edavila provided consulting services to BRF	Luiz Fernando Furlan Walter Fontana Filho José Carlos Reis de Magalhães Neto	(0.5)	(0.3)
Hortigil Hortifruti S.A. (Hortigil)	BRF sells products to Hortigil	Manoel Cordeiro Silva Filho	—	3.5
Instituto de Desenvolvimento Gerencial S.A.	Instituto provided consulting services to BRF	Vicente Falconi Campos	(0.9)	(5.0)

Arrangements with FAF

The Company leased properties owned by the Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan and Fontana families, some of which are members of our board of directors. For the year ended December 31, 2017, the total amount of rental payments paid to FAF was R$15.9 million. The rent value was set based on market conditions.

Transactions with Sustainability Institutes

We are the guarantors of a loan obtained by the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in Sadia’s integration system, targeting the reduction of greenhouse gases emission. The value of these guarantees on December 31, 2017 totaled R$17.3 million.

We had a liability in the amount of R$3.8 million as of December 31, 2017 related to the fair value of these guarantees (for more details, see “Item 5. E—Operating and Financial Review and Prospects—Off-balance Sheet Arrangements”).

In addition, we had, as of December 31, 2017, a liability in the amount of R$13.6 million within other obligations with this entity in connection with our acquisition of biodigesters from Instituto Sadia de Sustentabilidade.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers (the “indemnified parties” and each, an “indemnified party”). Pursuant to these agreements, we have agreed to indemnify and hold harmless each indemnified party with respect to losses which they may be subject to in connection with any administrative or judicial proceedings in Brazil or abroad so long as the proceeding arises from their relationship with us in such role (or related roles), among other circumstances,  (the “covered risks”), excluded from the coverage of these indemnifications agreements any action of the indemnified parties taken with bad faith or scienter. Under the terms of these agreements, we have also agreed to either anticipate or reimburse expenses incurred by the indemnified parties in connection with the covered risks (including counsel’s fees). Under these agreements, we have also agreed to contract D&O insurance coverage for acts carried out by the indemnified parties in the course of their duties. Each agreement will remain in force during and after the period of the indemnified party’s employment with us, for an indetermined period of time. In our extraordinary shareholders meeting to be held on May 25, 2018, our shareholders will vote on the execution of indemnification agreements by us with former and current members of our board of directors.

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

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2017, our provisions for such tax proceedings was R$303.3 million, compared to R$281.7 million as of December 31, 2016. In our estimated provisions for tax, we consider provisions relating to our business combination with Sadia, Avex and Danica.

The tax contingencies classified as probable losses involve the following main legal proceedings:

•         ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording and/or use of amounts paid in respect of the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”) as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amount is R$157.0 million as of December 31, 2017 (R$129.1 million as of December 31, 2016).

•         PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other federal taxes, in the amount of R$106.5 million as of December 31, 2017 (R$102.0 million as of December 31, 2016).

•         Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other tax matters in a total amount of R$51.6 million as of December 31, 2017 (R$105.4 million as of December 31, 2016).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss was classified as “possible” was R$11,469.9 million as of December 31, 2017 (R$11,953.0 million as of December 31, 2016). Of this amount, R$370.2 million as of December 31, 2017 (R$490.3 million as of December 31, 2016) reflected our fair value estimate of contingent tax liabilities relating to our business combination with Sadia, Avex and Danica.

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS tax credits to offset other federal tax liabilities in the amount of R$4.001.2 million as of December 31, 2017 (R$3,614.9 million as of December 31, 2016). The 2017 increase relates to new cases as well as to monetary indexation of existing cases.

o    In 2017, the Brazilian Internal Revenue Service (Secretaria da Receita Federal) filed several tax assessments against us in the total amount of R$582 million (as of December 31, 2017), related to (i) disputes about federal PIS and COFINS tax credits used to offset other federal tax debts during the first semester of 2012 and the first quarter of 2013 and (ii) disputes about the application (or not) of tax exemptions to some of our products (seasoned meats). We have filed administrative appeals against those tax assessments that are still pending decisions from the lower administrative court. Our legal advisors have classified our risk of loss as possible.

•         ICMS: We are involved in a number of disputes related to the ICMS tax: (1) allegedly undue ICMS tax credits generated by tax incentives granted by states of origin (known as the guerra fiscal dispute) in a total amount of R$1,690.6 million as of December 31, 2017 (R$2,153.5 million as of December 31, 2016); (2) the maintenance of ICMS tax credits on the acquisition of staple foods (cesta básica) with a reduced tax burden in a total amount of R$789.9 million as of December 31, 2017 (R$716.2 million as of December 31, 2016); (3) the absence of evidence to prove the balances of exports in the amount of R$333.8 million as of December 31, 2017 (R$356.8 million as of December 31, 2016), part of the disputes was closed in 2017 with favorable decision to us; and (4) R$1,946.1 million as of December 31, 2017 (R$1,763.2 million as of December 31, 2016) related to other tax lawsuits regarding ICMS.

o    Related to the disputes involving “guerra fiscal” (item 1 above), on December, 18, 2017 was published the Agreement ICMS Nº 190/2017 which regulates a Supplementary Law Nº 160/2017, allowing, after the necessary internal regulations of the States, the remission of the debts assessed/executed. Based on recent judicial pronouncements related to such matter, we have reclassified our risk of loss to remote in some related cases.

o    In 2017, BRF received a tax assessment notice from the State of São Paulo in the total amount of R$80.2 million related to alleged incorrect payments of ICMS taxes levied on the sale of certain types of products (non-processed meat) carried out in 2014 and 2015. We filed an administrative appeal in September and await the administrative decision.

o    With respect to the cesta básica (item (2) above), in a meeting held on October 16, 2014, the Supreme Court of Brazil (“STF”) was favorable to the Tax Authority of the State of Rio Grande do Sul, in the judgment of the extraordinary appeal No. 635,688 submitted by the company Santa Lúcia, understanding as improper the integral maintenance of ICMS tax credits on the reduced tax basis of food products that are classified as staple foods in Brazil. The decision has a wide reflection effect (applicable to all taxpayers). However, there is still a claim for clarification waiting to be judged, requesting more details related to the timing of such decision (i.e., whether the decision will have retrospective effects), which suggests the need to wait for this final decision to recognize the effects on our financial statements.

•         Profits earned abroad: We were assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad in the total amount of R$506.3 million as of December 31, 2017 (R$688.6 million as of December 31, 2016). We have presented our defense based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation. One of the cases was closed in 2017 with a favorable decision for us. Part of the assessment was canceled. We will continue to discuss the remaining cases in judicial courts.

•         Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. Also, on February 5, 2015, BRF received a tax assessment notice related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30% when it incorporated one of the group’s entities during calendar year 2012 in the amount of R$725.5 million as of December 31, 2017. The judgment of our appeals to the superior administrative court remains pending. The income tax and social contribution disputes totaled R$1,276.3 million as of December 31, 2017 (R$1,160.2 million as of December 31, 2016).

•         IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes in the amount of R$441.7 million as of December 31, 2017 (R$459.2 million as of December 31, 2016).

•         IPI premium credits: Our subsidiary Sadia is involved in a judicial dispute related to the alleged undue use of IPI premium credits to offset other federal taxes in the amount of R$440.1 million as of December 31, 2017. The Brazilian government published the so-called PERT program in 2017 offering taxpayers an opportunity to settle their relevant federal tax debts with a reduction of penalties and interests and payments in installment. We decided to apply to this program and have settled some disputes in the program. Given the resolution of legal proceedings related to previously mentioned debts, the asset related to the IPI premium credit was recognized as a recoverable tax in the amount of approximately R$640 million while the residual amount of R$30.9 million remains in dispute.

•         Social security charges: We are involved in disputes related to social security charges allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$262.9 million as of December 31, 2017 (R$237.2 million as of December 31, 2016).

•         Other contingencies: We are involved in other tax contingencies involving a variety of matters, including rural activities, transfer pricing and the basis for calculating social contribution taxes, totaling R$190.0 million as of December 31, 2017 (R$29.7 million as of December 31, 2016).

Additionally, we were included as co-defendant in a tax lawsuit against Huaine Participações Ltda. (a former holding company of Perdigão), claiming our liability for taxes in the amount of R$670.9 million as of December 31, 2017 (R$642.8 million as of December 31, 2016). On February 16, 2012, we received a favorable decision from the Superior Court, which remanded the matter to the lower court. However, on November 17, 2013, the Federal Court judged the lawsuit unfavorably for BRF and has determined that BRF is co-responsible for the tax debt. For this reason, we filed a new appeal to the Superior Court. In 2014, the Federal District Court (TRF-3) sustained BRF’s responsibility for the tax debt. In response, BRF filed a special and extraordinary appeal, which has been awarded suspensive effect, by precautionary measure (case nº. 0000185-28.2014.4.03.0000), which is waiting Superior Court of Justice and Supreme Court decisions. In the tax foreclosure proceeding, BRF had guaranteed the debt, which was accepted by the court, and filed an appeal, which is awaiting first instance judgment. Despite this, our external legal advisors maintain that the risk of loss in this lawsuit is remote.

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Contingent Assets:  Exclusion of VAT (ICMS) from PIS and COFINS Tax Base

On March 20, 2017, the Supreme Court ruled that the amount of ICMS (i.e., the state value added tax) levied on the sale of products or services should not be included in the taxable base of PIS/COFINS (i.e., the federal social contribution taxes that operate like value added taxes). Considering that we have a favorable decision in a lawsuit with this discussion and considering that our legal advisors believe that a last appeal filled by the Brazilian federal government has a low probability to impact the lawsuits initiated before the judgment mentioned herein, we calculated a contingent asset of R$630.3 million derived from this discussion. We have another seven lawsuits with the same subject-matter filed by other companies that were merged into us over the past years, but with amounts have not yet been reasonably estimated to date.

Labor Proceedings

On December 31, 2017, we were involved in 19,576 labor claims in the total amount of R$1.035 billion (amount includes risks deemed “remote”, “possible” and “probable”), compared to R$1.2 billion as of December 31, 2016. These cases are mainly related to overtime, time spent by employees when changing clothes for uniforms, work-related travel time, rest breaks, article 253 of the Labor Code (Consolidation of Labor Laws), illnesses allegedly contracted at work and work accidents. Labor claims are being processed mainly at the Lower Court level and our provisions for “probable” losses from these labor claims are recorded in the amount of R$691.7 million on December 31, 2017, compared to R$479.6 million on December 31, 2016. These provisions were recorded based on our past historical payments and in the opinion of our experts.

Included in these proceedings is a series of lawsuits filed by the Ministry of Federal Work, which related to overtime, mandatory rest breaks and other labor-related issues. Others in the industry have been the subject of similar cases, and we do not believe that these proceedings will have a material adverse effect on us. Of the 48 cases pending, some have no assigned value and the largest has a value of approximately R$21.0 million, which is included in the total amounts disclosed above. We do not agree with the arguments presented by the Ministry of Federal Labor and the decisions of these proceedings. During 2016, we had meetings and hearings with the Federal Public Ministry of Labor, seeking negotiations when we believed they were in our interest.

Civil, Commercial and Other Proceedings

As of December 31, 2017, we were defendants in 4,182 civil proceedings amounting to total claims of R$2.4 billion (amount includes risks deemed “remote,” “possible” and “probable”). We were defendants in several civil, commercial and other proceedings related to, among other things, traffic accidents, alleged breach of contracts and consumer claims. We have recorded provisions for probable losses in the amount of R$407.5 million in connection with our pending civil, commercial and other proceedings as of December 31, 2017. We recorded these provisions based on history of payments and on the opinion of our legal counsels.

On May 18, 2001, a declaratory action cumulated with condemnatory request was filed by Texaco do Brasil S/A Produtos de Petróleo (currently Ipiranga Produtos de Petróleo S/A), where the plaintiff claims that Perdigão Alimentos S/A (currently BRF) did not comply with the three contracts set between the parties (the Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales, the Share Purchase and Sale Contract and Resale Promise and the Private Instrument of Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales). Such contracts were related to the structuring and acquisition of common and preferred shares of Perdigão Amazônia S.A, whose project would be financed by Texaco via tax incentives. The case ended with an unfavorable decision against BRF, ordering the company to indemnify Ipiranga for the damages related to the project. Although said damages are currently subject to an expert evaluation, we provisioned R$98.9 million with respect to this dispute.

On October 6, 2004, a public civil action was filed by the Federal Public Prosecutor Office seeking moral and material damages resulting from the integrated production contracts executed with public resources of an agricultural fund. The case was decided against BRF with respect to material damages, but the effects of the decision were suspended by the Court of Appeals to determine the value of damages. Our appeal to the Superior Court of Justice is pending. Based on the assessment of our outside counsel, we have not recorded any provision for this action as the amount to be paid (as material damages) has not yet been determined and is not yet possible to measure.

On March 30, 2006, Seara Alimentos S.A. (“Seara”) filed a civil liability suit claiming for indemnification for damages and losses, including moral damages, due to an arguably contractual default of BRF regarding the supply agreement celebrated between them. On June 17, 2015, the Court of Appeal rendered an award condemning BRF to pay material damages. Both parties filed appeals to the Superior Court of Justice, which were admitted by the Court. In December 2016, Seara filed a motion for provisional liquidation of the indemnification for material damages. BRF was summoned in March 2017 and presented its defense in June 2017. In March 2018, BRF and Seara agreed to end the dispute and settle without compensation by either party. The parties submitted a request to end the proceedings to the court and now wait for the case records to be archived.

On November 1, 2006, FRS S.A. Agro Avícola (“FRS”) filed an inhibitory action at Montenegro/RS in order to obtain a judicial decision compelling BRF to refrain from practicing any and all act that may affect the commercial exploitation of products “LEBON NUGGETS” and “FRANGOSUL NUGGETS” by FRS. After an unfavorable decision was issued against FRS on September 17, 2015, they filed an appeal, which in turn was granted by the Rio Grande do Sul Court of Appeals on May 6, 2016 based on the understanding that the use by third parties (even without authorization) of NUGGETS’ trademark is allowed. BRF has filed an appeal to the Superior Court of Justice. In March 2018, BRF and FRS agreed to end to the dispute and settle without compensation by either party. The parties submitted a request to end the proceedings to the Superior Court of Justice and now wait for the case records to be archived.

In 2008 and 2012, the Federal Public Prosecutor’s Office has filed two public civil actions in order to obtain a judicial decision compelling us not to traffic with overweight trucks and seeking indemnification for collective damages. Both cases have favorable decisions to us in the Court of Appeals and Superior Courts, with no provisions recorded.

On February 1, 2008, BRF filed an injunction in order to obtain a judicial decision compelling Seara not to use in its label and marketing campaigns the expressions “NUGGET”, “NUGGETS” or “CHICKEN NUGGETS”. After a favorable decision was issued against Seara in May 2016, they filed an appeal. In March 2018, BRF and Seara agreed to end to the dispute and settle without compensation by either party. The parties submitted a request to end the proceedings to the court and now wait for the case records to be archived.

On August 20, 2008, the Federal Public Prosecutor’s Office filed a public civil action against BRF due to alleged damages to consumers related to the excess of water absorbed by the chicken products manufactured at Francisco Beltrão/PR and Dois Vizinhos/PR. The Public Prosecutor Office requests indemnification for all consumers individually who acquired products with any quality issues related to water in excess, as well as publicly disclose the problems via newspaper, radio and other means. After an unfavorable judgment was issued ordering the defendants to indemnify the consumers about the irregularity of the products as well as paying R$700.0 thousand as collective damages, BRF and the other defendants filed their respective appeals on 2011. The case is currently awaiting judgment at the Superior Court of Justice. The updated amounts of the provisions for this case are R$2.5 million.

On January 28, 2009, Valore Participações e Empreendimentos Ltda e Ama Participações e Empreendimentos filed an execution proceeding based on extrajudicial title requesting the payment of the fifth and sixth installments (R$22 million) of its industrial plant sales contract with us. The case was dismissed by the lower court on the argument that no extrajudicial title had been formed. The decision was remanded by the Court of Appeals. BRF appealed to the Superior Courts and it is pending on judgment. Even considering the Court of Appeal decision the case is in an initial phase, at this moment, there are no provisions for this action.

Since May 20, 2011, the Public Prosecutor’s Office of Minas Gerais has filed seven public civil actions requesting BRF to establish a legal reserve area, as well as to present a recovery project for the areas of various properties of BRF in the Municipality of Uberlândia/MG under the penalty of a fine. BRF has responded to all seven proceedings demonstrating there is no need to establish legal reserve on any of the properties since all of them are situated on urban areas, and the constitution of legal reserve is not applicable. Five public actions are still active, in different procedural phases. One of them has favorable decision and has pending judgment at the Superior Court of Justice, one of them had unfavorable decisions and pending judgment at the court of appeals, three of them are still pending judgment at the lower court. Two public actions became final, one of them has a favorable decision and the other has a unfavorable decision. Due to the nature of the requests, no provision is needed.

On September 21, 2011, the Association of the Villagers of Paraíba and Mudau River Ares filed an action seeking indemnification for moral and material damages due to a the “Açude das Nações” dam rupture. The case is in the pre-trial phase and evidence is being produced. This action is still at its preliminary stages, and we have classified the risk of loss as possible, with no provisions recorded.

BRF and WJ Produtos Alimentícios Ltda. (“WJ”) had a leasing contract of an industrial plant, which was terminated by BRF with the deposit of keys to release from the commitment of maintenance. On April 11, 2012, WJ filed an action to require BRF to comply with the leasing contract of an industrial plant and the payment of the early termination fine of R$3.7 million and the material damages or, if it is not possible, the payment of material damages of R$5 million. The expert report pointed out the industrial plant is destroyed and calculate a loss value of R$28 million. The case is awaiting the final judgment. This action has a pending decision. We believe we are not responsible for the damages caused to the industrial plant due to the official deposit of the keys and we have classified the risk of loss as possible, with no provisions recorded.

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

In the last few years, BRF have been sued by ex-carriers seeking indemnification for the absence of the previous payment of the road toll fees, as established in Federal Law. As a consequence of that, the law determines to reimburse the double of the shipment cost. BRF currently has seven ongoing cases: we have three cases with unfavorable decisions and other three pending on decision and one with a dismissal without prejudice. Regarding all seven cases, we have a total provision of R$12 million.

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

On March 24, 2014, we signed a TAC with the Consumer Protection Agency of the Municipality of Rio de Janeiro (Procon Carioca) due to problems with the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, the Company had to pay a fine of R$150 thousand and assumed other obligations that have already been fulfilled by the Company. On October 23, 2014, the Consumer Protection Agency of the State of Rio de Janeiro (Procon Estadual) filed a civil action against BRF related to the same problem with the distribution of skimmed milk. In May 2016, a judgment was issued recognizing that BRF had diligently taken all necessary actions to mitigate damages on this case, including signing a TAC on the matter. Nevertheless, the lower court still determined that any consumers that manage to prove they suffered material losses from the problems related to the milk distributed back then shall be reimbursed. PROCON Estadual has appealed the decision and their appeal was dismissed on January 25, 2017. The case is currently waiting judgment at the Superior Court of Justice. No provisions are applicable to this case.

  On October 15, 2015, the Federal Public Prosecutor’s Office filed a public civil action against BRF due to water limits in poultry violating applicable legislation. In January 2017, the judge dismissed the case with prejudice because the statute of limitation has expired. Since we have a favorable decision, no provisions were needed.

On October 23, 2015, Perdue Foods LLC (“Perdue”) filed an enforcement lawsuit against BRF. Perdue seeks to order BRF to comply with the obligations assumed in the Coexistence Agreement, as amended, entered into by both parties related to the trademarks Perdue and Perdix. In the event that BRF does not comply with these obligations, Perdue also seeks the imposition of a daily fine, in the amount of R$50.0 thousand for each day of delay. BRF has presented its defense on the case and the case is currently waiting for a decision to be issued by the lower court judge. Since the enforcement lawsuit relates to obligations to do and not to do and, therefore, has no measurable economic value, no provisions have been recorded for these proceedings.

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

On August 16, 2016, the Economic Development Company of Goiás (CODEGO), a public-private company, filed an action to repossess from BRF half of the land where we have our animal feed industrial plant in Mineiros. The area is CODEGO’s property and the administrative procedure to transfer the area to BRF was never concluded. Considering the case regards a possession action, no provision is deemed necessary for this case.

U.S. Class Action

On March 12, 2018, a purported shareholder class action lawsuit was filed in the U.S. Federal District Court in the Southern District of New York alleging, among other things, that BRF and certain of its officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues described in “Item 8. Financial Information—B. Significant Changes.”  Because this lawsuit is in its early stage, the possible loss or range of losses, if any, arising from this litigation cannot be estimated. While we believe that the claims against us are without merit and will continue to defend against the litigation vigorously, in the event that this litigation is decided against us, or we enter into an agreement to settle there can be no assurance that an unfavorable outcome would not have a material impact on us.

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares since 2015 on a per share basis in reais.

Year	Description	Payment Date	Amounts per Share in Reais	U.S.$ Equivalent per Share at Payment Date
2015	Interest on shareholders’ equity	August 14, 2015	0.50	0.14
2015	Interest on shareholders’ equity	February 12, 2016	0.58	0.15
2015	Dividends	February 12, 2016	0.11	0.03
2015	Dividends	April 1, 2016	0.12	0.03
2016	Interest on shareholders’ equity	August 15, 2016	0.64	0.20
2017	N/A	N/A	—	—

The following table sets forth total dividends and interest on shareholders’ equity paid in each year presented below:

Year	Total Dividends and Interest on Shareholders’ Equity (in millions of reais)
2015	1,088.9
2016	513.2
2017	—

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

B.                  Significant Changes

Carne Fraca Operation

The Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation,” which became public on March 17, 2017. The investigation involves a number of companies in the industry in Brazil.

On March 17, 2017, we learned of a decision issued by a federal judge of the state of Paraná authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of this Carne Fraca Operation. Two BRF employees were detained (both currently have been released) and three were identified for questioning (of which two were questioned, including Mr. Rodrigues, our Vice President - Corporate Integrity).

In addition to the above our Mineiros plant was temporarily suspended by the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”) on March 17, 2017, so that MAPA could conduct an additional audit on its production process. After conducting an audit, the MAPA authorized the Mineiros plant to resume operations as of April 8, 2017. The Mineiros plant reopened on April 10, 2017 and resumed its operations on April 11, 2017.

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

BRF informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission and U.S. Department of Justice in relation to Carne Fraca Operation and are cooperating with authorities.

BRF’s Statutory Audit Committee has initiated an investigation with respect to the allegations involving BRF employees in the Carne Fraca Operation and it involved outside counsel. The investigation is substantially concluded and the results obtained have not indicated necessary adjustments in our financial statements. The effects of the Carne Fraca Operation had operational consequences for us, as we incurred expenses in the amount of R$157.5 million recorded in the other operating expenses, such as media and communication expenses, law officer, freight, storage, provision for losses in inventories, among others in the amount of R$80.3 million and inventory losses, arising from closed external markets and/or blocked products in the amount of R$77.2 million, recorded in the 2nd quarter of 2017.

Additionally, in the 4th quarter, we also redirected inventories of finished products for use as raw material, generating a complementary provision for adjustment to realizable value in the amount of R$205.9 million, recorded under other operating results.

For information about the risks related to this investigation, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have a governance structure and compliance processes designed to promote compliance with law, our positive image and reputation in the marketplace, but they may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.”

On January 22, 2018, the 3rd Public Prosecutor’s Office of the State of Goiás, offered a complaint against Mr. Laércio José Brunetto, industrial manager of the Mineiros plant by the time of the events of the Carne Fraca Operation and current member of our corporate engineering team, and a former employee who was dismissed on August 16, 2016 and was the head of the quality control of the Mineiros plant. Both of them were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. In connection with this investigation, there is currently no indictment in Brazil against us for production of products unfit for human consumption or possible harm for the health of consumers. According to the Public Prosecutor’s Office, laboratory tests (dripping tests) have verified excessive levels of water absorbed by the chicken products apprehended at Mineiros plant. The Public Prosecutor’s Office alleges that we produced chicken products with higher quantities of water than the limits permitted by MAPA, with potential damages to customers, considering they would be acquiring chicken meat products with inferior weight than those indicated on the product package, since part of the weight of the frozen chicken would consist merely of water contained therein. The complaint does not contain any allegations on corruption.

Trapaça Operation

On March 5, 2018, we learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa - Paraná, authorizing the search and seizure of information and documents from us and certain current and former employees, and the temporary detention of certain individuals.  In what media reports have identified as “Operação Trapaça,” in total eleven current and former employees of BRF were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens.  All such current and former employees have been released.  A number of other BRF employees and former employees were identified for questioning. Based on the judge’s decision authorizing the temporary detention and the search and seizure, the main allegations at this stage involve alleged misconduct relating to quality violations, improper use of feed components, and falsification of tests at certain BRF manufacturing plants and accredited labs.

We are cooperating with authorities and initiated an internal investigation with respect to the allegations. BRF’s Statutory Audit Committee has initiated an investigation with respect to the alleged misconduct involving BRF employees in the Trapaça Operation and it involved outside counsel. The investigation is still at its early stages and at this point the results obtained have not indicated necessary adjustments in our financial statements. The effects of the Trapaça Operation already had operational consequences for us, as we incurred expenses in the amount of R$12.8 million in the first quarter of 2018 with respect communication expenses, law firms, among others.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to twelve countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum. MAPA temporarily suspended exports from nine other BRF plants to the European Union on March 15, 2018, but revoked the temporary suspension on April 18, 2018. Although to date we have not received any formal notice from Brazilian or European authorities, media reports indicate that the European Union is considering suspending imports of poultry from certain production facilities in Brazil (including ours) supposedly due to sanitary concerns. If the European Union were to implement any such ban of imports from our production facilities, we may not be able to sell our products from such embargoed production plants in the European Union, and depending on the extension of such suspension, our results of operations may be adversely affected if we are not capable of directing any exceeding production capacity resulting from suspension to other markets at similar prices.

The outcome of this operation may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities. Also, as a result of this operation, we may present losses related to contingencies, adjustments to net realizable value of inventories and recoverability of certain assets, all of which are not possible to be estimated at this moment and therefore, no provision has been recorded.

For more information about the “Trapaça Operation” see “Item 3.—D. Risk Factors— Risks Relating to Our Business and Industry—Health risks related to our business and the food industry could adversely affect our ability to sell our products. We have been recently subject to significant investigations relating to, among other things, food safety and quality control.”

Social Contributions

In accordance with the Provisional Measure No. 774/17, as of July 2017 we pay 20% social contribution over our payroll, which is higher than the amounts we used to pay of 1% of our gross operating revenue for in natura products (excluding exports) and 2.5% of our gross operating revenue for some processed products (excluding exports). This Provisional Measure may be passed into law or not or may be modified by the Brazilian Congress. For as long as the Provisional Measure No. 774/17 is in effect or if it is passed into law, our overall tax burden will remain increased, which could negatively affect our overall financial performance.

Other Significant Changes

We are not aware of any other significant changes bearing upon our financial condition since the date of the financial statements included in this Annual Report on Form 20-F.

ITEM 9.             THE OFFER AND LISTING

A.                  Offer and Listing Details

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE. On April 20, 2018, there were 811,139,545 common shares issued and outstanding (excluding 1,333,701 common shares held in treasury), and there were 73,662,763 ADRs outstanding, representing 9.07% of our outstanding common shares.

Price History of Our Common Shares and ADRs

The tables below set forth the high and low closing sales prices for our common shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADRs on the NYSE for the periods indicated.

	B3 Reais per Common Share		New York Stock Exchange U.S.$ per ADR
	High	Low	High	Low
Year
2013	58.96	41.10	26.27	20.37
2014	67.85	40.00	27.19	16.71
2015	71.16	53.23	23.88	13.82
2016	57.98	42.72	18.11	11.07
2017	49.50	35.58	15.26	10.79

	B3 Reais per Common Share		New York Stock Exchange U.S.$ per ADR
	High	Low	High	Low
Quarter
2016
First Quarter	54.68	44.95	15.13	11.07
Second Quarter	50.95	42.72	14.27	12.31
Third Quarter	56.04	46.43	17.47	14.27
Fourth Quarter	57.98	46.33	18.11	13.82
2017
First Quarter	49.50	35.58	15.16	11.38
Second Quarter	46.55	37.52	14.44	11.64
Third Quarter	47.12	36.58	14.96	11.35
Fourth Quarter	47.95	35.59	15.26	10.79

Source: Bloomberg

	B3 Reais per Common Share		New York Stock Exchange U.S.$ per ADR
	High	Low	High	Low
Month
October 2017	47.95	44.00	15.26	13.37
November 2017	43.56	38.48	13.38	11.79
December 2017	38.50	35.59	11.85	10.79
January 2018	39.85	35.35	12.30	11.06
February 2018	36.20	28.40	11.38	8.73
March 2018	30.84	22.16	9.42	6.70

Source: Bloomberg

B.                  Plan of Distribution

Not applicable.

C.                  Markets

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE.

Trading on the B3

The B3 S.A. – Brasil, Bolsa, Balcão, or the São Paulo Stock Exchange, is a public company which resulted from the merger among Bolsa de Mercadorias e Futuros (BM&F, the Brazilian commodities and futures exchange), Bolsa de Valores de São Paulo (“Bovespa”), Companhia Brasileira de Liquidação e Custódia (“CBLC,” the Bovespa’s securities clearing system) and CETIP S.A. - Balcão Organizado de Ativos e Derivativos.

Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has trading sessions, from 10:00 a.m. to 5:00 p.m., during Brazilian summer time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:30 p.m. to 6:00 p.m.  Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by the B3.

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through Central Depositária, the São Paulo Stock Exchange’s securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date.

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

•         ensure the free float of shares representing at least 25% of our total outstanding share capital;

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

•         establish a maximum of two-year term for all members of the board of directors;

•         require that at least 2 or 20% of our board of directors, whichever is greater, consist of independent directors; and

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

Under the Novo Mercado listing agreement, we entered into with the São Paulo Stock Exchange (B3) and our bylaws, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in Itajaí, State of Santa Catarina. We are duly registered with Junta Comercial do Estado de Santa Catarina under the number NIRE 42.300.034.240 and with the CVM under No. 01629-2.

On December 31, 2017, our capital subscribed and paid up was R$12,553,417,953.36, which is composed of 812,473,246 book-entry shares of common stock without par value. The Board is authorized to increase our capital stock to 1 billion common shares.

Corporate Purpose

Article 3 of our bylaws provides that our corporate purpose consists of:

•         the manufacture, sale, in the retail and wholesale sector, and transaction of business relating to food in general, particularly animal protein by-products and food items that use the cold chain for support and distribution;

•         the manufacture, sale of animal feed, nutrients and food supplements for animals;

•         the provision of food services in general;

•         the manufacture, refining and sale of vegetable oils, fats and dairy products;

•         the production, conservation, storage, silage and sale of grains, their derivatives and by-products;

•         the sale on the retail and wholesale market of consumer and production goods, including equipment and vehicles for the development of its logistical activity;

•         the export and import of production and consumer goods;

•         the provision of services of transport, logistics and distribution of freight and food in general;

•         holding equity stakes in other companies, with the aim of achieving the corporate purposes to the fullest extent; and

•         the participation in any projects needed for the operation of our business.

We may further engage directly, or indirectly through others, in any support activities for the core business described above, such as:

•         administrative, technical or operational support activities, aimed at creating conditions to improve our core business;

•         transport services, in general;

•         product storage and stocking services and other related ancillary services;

•         activities to promote and replace our products in the retail market and at points of sale exposed to the final consumer, including the support needed by clients which allows the packaging and visualization of the products;

•         services for receiving and allocating raw materials to be used in production;

•         the provision of machine and vehicle repair, maintenance and overhaul services;

•         the promotion of the growth of agribusiness in Brazil through programs, technical assistance and supply;

•         the manufacture, development and sale of packaging products of any kind;

•         the processing and raising of livestock in general;

•         the sale of commodities in general;

•         research and development of techniques for the production and improvement of our genetic matrixes;

•         the activities of reforestation, extraction, manufacturing and sale of timber;

•         the sale of mobile assets, real estate, including machines, equipment and vehicles, fixed assets, to meet the activities within our corporate purpose; and

•         services to supply fuel for our own fleet or outsourced service providers, particularly freight, transport, logistics and distribution.

Our bylaws forbid us to engage in any business practices inconsistent with our corporate purpose and core business, including the granting of pledges, collateral, endorsement or any guarantees not related to our corporate purpose or contrary to our bylaws, except for those practices already engaged in, and any such practices will be null and void.

Rights of Common Shares

At our shareholders’ meetings, each share of our common stock is entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 33.3% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 43 of our bylaws.

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

•         approval of stock option plans for our management and employees or individuals who provide services to us, as well as those of companies directly or indirectly controlled by us;

•         authorization of the issuance of convertible debentures exceeding the authorized capital stock;

•         suspension of the rights of a shareholder;

•         approval of the distribution of our profits and payment of dividends, as well as the establishment of any reserve other than the legal reserve;

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

•         authorization to delist from the Novo Mercado, as well as to retain a specialized firm to prepare a valuation report with respect to the value of our common shares in such circumstances; and

•         authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.

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

•         approve our dissolution; and

•         approve the merger of all of our common shares into another Brazilian company.

A quorum smaller than the quorum established by the Brazilian Corporation Law may be authorized by the CVM for a public company with widely traded and held shares that has had less than half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Elimination of or amendment to limit shareholders’ rights under Article 39 of our bylaws, which requires any shareholder who becomes the holder of 33.3% or more of our total capital stock to affect a public offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting.

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

•         shareholders holding at least 5% of our common shares, if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the reasons for calling such a meeting and the proposed agenda;

•         shareholders holding at least 5% of our common shares if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting to approve the creation of a fiscal council;

•         our fiscal council, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed; and

•         the chairman of our board of directors, within two days of a determination by the São Paulo Stock Exchange that the prices of our common shares must be quoted separately from other Novo Mercado securities or following the suspension of trading of our common shares on the Novo Mercado, in each case, due to our non-compliance with the Novo Mercado regulations. All members of our board of directors must be replaced at such shareholders’ meeting. If any co-chairman of the board of directors fails to call such shareholders’ meeting within the prescribed time limit, any shareholder of our company may do so.

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

In addition, shareholders may vote by sending the relevant ballot paper dully filled and signed directly to the Company at R. Hungria, 1,400, 5°. Floor, Zip Code 01455-000, São Paulo – SP – Brazil to the attention of the Corporate Governance team, with copies of the following documents:

•         certified copies of identity document (which should contain a picture of the shareholder) for individual persons and the bylaws, corporate and proxy documents and the identity document (which should contain a picture of the proxy holder) of the proxy holder for legal entities; and

•         in the case of investment funds, the rules of the fund, the bylaws of the manager or the administrator, according to the voting policy of the fund, corporate and proxy documents and the identity documents of the proxy holder (which should contain a picture of the proxy holder).

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

The Brazilian Corporation Law sets forth that a cumulative vote system must be made available upon request of shareholders representing at least 10% of our voting share capital. The cumulative vote system entitles each share held by a shareholder to as many votes as there are members of the board of directors and to give each share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates. Whenever the election has been carried out by the cumulative vote process, the dismissal of any member of the board of directors by the shareholder’s meeting will imply the dismissal of all other members, and a new election shall be held.

Pursuant to CVM regulations, the minimum percentage of voting capital required for the adoption of the cumulative vote system by a publicly held company may be reduced based on its share capital, varying from 5% to 10%. In our case, considering the amount of our share capital, shareholders representing 5% of the voting capital may request the adoption of the cumulative vote system to elect the members of our board of directors. For instance, in our 2018 Shareholders’ Meeting was adopted the cumulative vote system (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Significant changes to the board composition may result in significant changes to our business strategy”). If there is no request for the adoption of the cumulative vote system, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting. Pursuant to our bylaws, if a shareholder requests the adoption of the cumulative vote system, as provided by Section 141, paragraph one of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification immediately through a Shareholder Notice, available on the CVM website or in accordance with applicable laws or CVM rules.

The shareholders approve the aggregate compensation of the directors, fiscal council members and executive officers for each fiscal year. The board of directors decides the allocation of the compensation among its members, the fiscal council members and the executive officers

Board of Executive Officers

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

Statutory Audit Committee

At our shareholders’ meeting held on April 3, 2014, our shareholders approved the establishment of a permanent statutory audit committee. Our bylaws provide that the permanent statutory audit committee shall be comprised of three and a maximum of five members. Our audit committee is comprised of three members of the board of directors and two non-board external members. The statutory audit committee is designed to comply with CVM Instruction No. 308, as amended, and to allow us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.  See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

The statutory audit committee must also have mechanisms to receive, retain and respond to whistleblower complaints, including of a confidential nature, on matters related to the scope of the company’s internal or external activities, such as those of an accounting, internal controls and auditing nature.

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

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve may only be used to increase share capital or to absorb losses, but are not available for distribution. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. At December 31, 2017, we had a legal reserve of R$101.4 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which net profits exceed the sum of (1) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At December 31, 2017, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2017, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for the following additional reserves:

•         Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2017, we did not have increases in capital reserve.

•         Expansion reserves. Shareholders may decide at a meeting to retain up to 50% of our net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. This reserve is intended to ensure investment in fixed assets or the increase in our working capital. At December 31, 2017, we did not have an expansion reserve.

In addition, under the Brazilian Corporate Law, shareholders may decide at a meeting to retain the portion of net profits arising from government donations or subsidies for investment and allocate them to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. At December 31, 2017, we did not have a reserve for tax incentives.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At December 31, 2017, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares and sales of subscription warrants. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At December 31, 2017, we had a capital reserve of R$115.1 million.

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

Any payment of interest on shareholders’ equity to holders of common shares or ADRs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a Tax Haven Resident. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. Under our bylaws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.

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

Statute of Limitations

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

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our common shares in the hands of a small group of investors, in order to promote more widespread ownership of our common shares. These provisions require each shareholder who becomes the holder of 33.3% or more of our total share capital to immediately issue a press release to disclose that fact and within 30 days from the date of such event or acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our common shares.

These provisions are not applicable to shareholders who become holders of 33.3% or more of our common shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 33.3% limit within 60 days of the event, (2) the incorporation of another company into us, (3) the incorporation of the shares of another company by us and (4) the subscription of shares of the Company carried out in a single primary issue.

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

Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers

We are subject to the rules of CVM Instruction 358, of January 3, 2002, relating to the trading of our securities. We, the members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body, any current or future controlling shareholders, or whomever or whatever, by virtue of their or its title, duty or position with us, or with any such controlling shareholder, controlled company or affiliates, has knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisers), are considered insiders and must abstain from trading our securities, prior to the disclosure of such material information to the market.

This restriction also applies:

•         to any of our former officers, directors or members of the fiscal council for a twelve-month period after leaving the Company;

•         if we intend to merge or combine with another company, consolidate, spin off part or all of our assets or reorganize, until such information is disclosed to the market;

•         to us, if an agreement for the transfer of our control has been executed, or if an option or mandate to such effect has been granted, until such information is disclosed to the market;

•         during the public distribution of securities issued by us;

•         at any time, to the trading of derivatives based on securities issued by us;

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

Delisting from the Novo Mercado

At any time, we may delist our shares from the Novo Mercado, provided that a public tender offer for the acquisition of our outstanding shares is carried out. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.

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

If we do not have a controlling shareholder or group of controlling shareholders, in the event of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the general meeting shall decide who will carry out the public offer, or the shareholders that voted in favor of such resolution shall conduct a public offer for the acquisition of our shares in accordance with applicable regulations.

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

The following situations could also cause the delisting from the Novo Mercado (1) non-compliance with the Novo Mercado regulations resulting from a decision taken at our shareholders’ meeting, in which case the public offer must be conducted by the shareholders who voted in favor of the decision, and (2) non-compliance with the Novo Mercado regulations resulting from acts of our management, in which case we must call a shareholder meeting to decide whether we will fix the noncompliance or delist from the Novo Mercado and the shareholders will have to decide who will be responsible for undertaking a public offering in connection with that.

Under the Novo Mercado listing regulations, in the event of a transfer of control of our company within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation, or to pay the difference, if any, between the price of the tender offer accepted by the former shareholder, adjusted for inflation, and the price received by the selling controlling shareholder.

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

Purchases of Our Shares by Our Company

Our bylaws entitle our board of directors to approve the acquisition of our shares, except when approval by the shareholders is mandatory pursuant to CVM rules. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions:

•         be used to purchase shares of the controlling shareholder;

•         be carried out in organized markets at a price greater than market price;

•         be carried out during a public tender offer for the acquisition of shares issued by us;

•         require the use of resources greater than those available, pursuant to the CVM rules;

•         create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission; and

•         carried out when there is a material information not yet disclosed to the market.

The decision to purchase our own shares, when taken by the board of directors, which must specify, among other information: (i) the purpose and economic effects of the purchase; (ii) the amount of shares to be purchased; (iii) price; (iv) impacts on the shareholding structure; (v) maximum term for the liquidation of the purchase; (vi) intermediary institutions, if any; and (vii) the reasons why the board believes the purchase will not affect the compliance with obligations with creditors or the payment of mandatory dividends.

We cannot hold in treasury more than 10% of our total shares, including the shares held by our subsidiaries and affiliates.

Reporting Requirements

We are subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the CVM. In addition, as a result of our listing on the Novo Mercado, we must meet the reporting requirements of the Novo Mercado.

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information, among others:

•         financial statements prepared in accordance with IFRS and related management, fiscal council, audit committee and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•         notices of our annual shareholders’ meeting, on the date of its publication;

•         a summary of the decisions taken at the annual general shareholders’ meeting, on the day the meeting is held;

•         a copy of the minutes of the annual shareholders’ meeting, within seven business days of its occurrence;

•         report on good governance practices, pursuant to the Brazilian Code of Corporate Governance for Publicly Listed Companies (Código Brasileiro de Governança Corporativa - Companhias Abertas);

•         Formulário de Referência – a report on a standard form containing annual corporate, business, and selected financial information, five (5) months from the end of our fiscal year; and we must update this document in accordance with Instructions 480 and 481 of the CVM;

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

In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information, among others:

•         a notice of any extraordinary shareholders’ meeting, on the same date it is published;

•         a summary of the decisions taken at any extraordinary shareholders’ meetings, on the day the meeting is held;

•         minutes of any extraordinary shareholders’ meeting, within seven business days of the date the meeting occurred;

•         minutes of board of directors' meetings, whenever its decisions are to be effective in relation to third parties;

•         a copy of any shareholders’ agreement within seven business days it is filed with us;

•         any press release giving notice of material facts, on the same date it is published in the press;

•         information on any filing for plan of reorganization, as well as a copy of any judicial decision on such request, on the same date it is filed and on the date, we take notice of the judicial decision, respectively;

•         request for bankruptcy, on the same day that the Company becomes aware of such requests; and

•         a copy of any judicial decision granting a bankruptcy request and appointing of a bankruptcy trustee, on the date we become aware of it.

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

The shares of the Corporation have been listed to trade on the Brazilian Securities and Derivatives Stock Exchange special listing segment named Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão.  Accordingly, the Company, its shareholders, the Directors and Officers and the Fiscal Council members (if the council is active) are bound by B3’s Novo Mercado Listing Rules.  Whenever a provision of our bylaws is detrimental to our shareholders who may benefit from any tender offer, the Novo Mercado Listing Regulations shall prevail over the provisions of the bylaws.

As a Novo Mercado company, we must observe the following additional disclosure requirements, among others:

•         we must publish the internal rules of our board of directors and its advisory committees, and of the fiscal council;

•         we must inform the market that an officer or a director has resigned or has been removed;

•         we must publish statements of material facts, information on earnings and press releases of our results in English;

•         we must make a public presentation on our quarterly results and on our financial statements within five (5) days of their publishing;

•         we must make a calendar available up to December 10th each year with the dates of the following events: (i) publishing of our financial statements and our standardized financial statements (DFP); (ii) publishing of our quarterly information (ITR); (iii) ordinary general meeting; and (iv) filing of our Formulário de Referência (FR).

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

In addition, any controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly conduct relevant negotiations (i.e., transactions by means of which the direct or indirect equity of such persons surpasses, upwards or downwards, 5%, 10%, 15% and so on of the specie or class of shares that represent our capital stock) must provide to us, the CVM and the São Paulo Stock Exchange the following information:

•         the name and qualifications of the person acquiring the shares or other securities; with their respective enrollment number before the Taxpayers' Registry;

•         the number of shares and other securities and derivative financial instruments benchmarked on such shares, either physically or financially settled, informing the amount, class and specie of the benchmarked shares;

•         the reason and purpose of the acquisition containing, if applicable, statement that such negotiations do not intend to modify our equity or management structure;

•         information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities; and

•         in case the shareholder is resident or domiciled abroad, the name or corporate name and the Taxpayer enrollment number of its attorney or legal representative in the country.

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

The São Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, in its discretion, to participate in this system and elect all shares to be deposited in the custody of the São Paulo Stock Exchange (through a Brazilian institution duly authorized by the Central Bank and with a clearing account with the São Paulo Stock Exchange). The fact that those shares are held in the custody of the São Paulo Stock Exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the São Paulo Stock Exchange and will be treated in the same way as registered shareholders.

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

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

•         appoint at least one representative in Brazil who will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CV, which shall be a financial institution or institution authorized by Central Bank to operate in Brazil.

•         register as a foreign investor with the CVM; and

•         appoint at least one custodian duly authorized by CVM.

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

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is a Tax Haven Resident. For this purpose, a “tax haven” is a country or location that does not impose income tax, where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

We believe that the best interpretation of the current tax legislation leads to the conclusion that a Non-Resident Holder domiciled in a privileged tax regime is not subject to the increased tax rate of 25%. In this case, the applicable tax rate would be 15%. For this purpose, under Law No. 11,727, dated June 23, 2008, a “privileged tax regime” is a tax regime that: i) does not impose income tax or where the income tax rate is lower than 20% for income earned inside its territory or abroad; ii) provides tax advantage to non-residents: a) without demanding execution of substantive economic activity; or b) conditioned to the non-execution of substantive economic activity; or iii) pursuant to the local legislation imposes restrictions on disclosing the shareholding composition, the ownership of the investment or the economic operations executed in its territory.

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

•         the maximum TJLP will be 5% (currently this rate is approximately 6.75%); and

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

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•         are subject to withholding income tax at a rate of 0% with respect to gains realized by a Non-Resident Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Resident;

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

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•         are subject to income tax at the following progressive rate when realized by any Non-Resident Holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder:

                                             i.            15% upon the portion of capital gains that is lower than R$5,000,000.00;

                                            ii.            17.5% upon the portion of capital gains that exceed R$5,000,000.00 and is lower than R$10,000,000.00;

                                          iii.            20% upon the portion of capital gains that exceed R$10,000,000.00 and is lower than R$30,000,000.00; and

                                          iv.            22.5% upon the portion of capital gains that exceed R$30,000,000.00.

•         are subject to income tax at a rate of 25% when realized by a natural or legal person that is a Tax Haven Resident, \whether or not such holder is a Registered Holder.

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

In the case of a redemption of common shares or a capital reduction, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the abovementioned progressive rate, or 25%, as the case may be.

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain subject to income tax at the abovementioned progressive rate from 15% to 22.5%, or 25% for Tax Haven Residents.

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

•         a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•         a partnership or other pass-through entity for U.S. federal income tax purposes;

•         a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADRs as a result of such income being recognized on an applicable financial statement; or

•         a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2017, and we do not expect to be a PFIC for 2018 or in the future, although we can provide no assurances in this regard.

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

Interest Rate Risk

We are exposed to risk from changes in interest rates, which may be caused by factors related to the global economic crisis, changes in monetary policy in the Brazilian and foreign markets, and other factors. Our interest rate exposure under our indebtedness is primarily to the LIBOR rate, the TJLP rate, the UMBNDES rate and the CDI rate. We also have indebtedness denominated in reais and U.S. dollars that bear interest at fixed rates. With regards to our marketable securities, our principal exposure is to the CDI rate for investments in the Brazilian market. Our marketable securities in foreign markets are generally U.S. dollar instruments at a fixed coupon.

The table below provides information about our financial instruments that are sensitive to changes in interest rates at December 31, 2017. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash, cash equivalents and debt (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2019	2020	2021	2022	Thereafter	Fair value
Assets - Short/Long-term		6,367.1	704.0	272.6	–	–	–	7,343.7
Fixed rate		2,400.8	157.6	–	–	–	–	2,558.3
In US dollar	0.51%	2,279.4	157.6	–	–	–	–	2,436.9
Other Currencies	7.23%	121.4	–	–	–	–	–	121.4
Variable rate		3,812.3	217.6	272.6	–	–	–	4,302.5
In Reais	99.14% CDI	3,646.0	217.6	–	–	–	–	3,863.5
In Reais	100% SELIC	166.3	–	82.4	–	–	–	248.7
In Reais	IGPM +12%	–	–	190.2	–	–	–	190.2
		–	–	–	–	–	–	–
Without rate		154.0	328.8	–	–	–	–	482.9
In Reais	-	135.0	276.9	–	–	–	–	411.9
In US dollar	-	13.9	–	–	–	–	–	13.9
Other Currencies		5.2	51.9	–	–	–	–	57.1
		–	–	–	–	–	–	–
Liabilities - Short/Long-term		5,031.4	3,983.9	1,684.7	125.4	3,106.2	6,512.9	20,444.4
Fixed rate		2,627.2	927.5	505.5	125.4	2,510.8	5,815.4	12,511.9
In Reais	7.78%	2,138.8	923.9	0.0	0.0	–	–	3,062.7
In US dollar	4.55%	78.5	–	448.8	82.7	475.2	5,805.0	6,890.2
In Euros	2.75%	31.0	–	–	–	1,966.6	–	1,997.5
In ARS	26.1%	129.6	3.6	56.8	42.7	69.1	10.4	312.1
Other Currencies	15.95%	249.2	–	–	–	–	–	249.2

Variable rate		2,404.1	3,056.4	1,179.2	–	595.4	697.4	7,932.5
In Reais		1,453.9	3,060.0	1,068.9	–	–	697.4	6,280.3
Index	TJLP+2.28%	177.0	122.3	19.3	–	–	–	318.7
Index	IGPM+4.9%	3.5	–	245.8	–	–	0.0	249.4
Index	97.84% CDI	1,137.1	2,846.3	780.0	–	–	697.4	5,460.9
Index	SELIC+2.26%	136.3	91.4	23.8	–	–	–	251.4
In US dollar		947.5	(3.7)	110.3	–	–	–	1,054.1
Index	LIBOR+2.61%	946.5	–	110.3	–	–	–	1,056.8
Index	UMBNDES+1.73%	2.6	1.0	–	–	–	–	3.6
In Euro		2.7	–	–	–	595.4	–	598.1
Index	EURIBOR+2.05%	2.7	–	–	–	595.4	–	598.1
		–	–	–	–	–	–	–
Net		1,335.7	3,279.9	1,412.1	125.4	3,106.2	6,512.9	13,100.7

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2017. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2019	2020	2021	2022	Thereafter	Fair value
US dollars denominated instruments	1.253.3	161.2	(559.1)	(82.7)	(475.2)	(5,805.0)	(5,507.4)
Assets	–	–	–	–	–	–	–
Short/Long-term investments	2,279.4	157.6	–	–	–	–	2,436.9
Average annual interest rate	0.28%	3.82%	–	–	–	–	–
Liabilities	–	–	–	–	–	–	–
Short/Long-term debt	1,026.0	(3.7)	559.1	82.7	475.2	5,805.0	7,944.4
Average annual interest rate	3.99%	1.62%	4.3%	3.86%	4.48%	4.59%	–
Euro denominated instruments	(33.7)	–	–	–	(2,561.9)	–	(2,595.6)
Assets	–	–	–	–	–	–	–
Short/Long-term investments	–	–	–	–	–	–	–
Average annual interest rate	–	–	–	–	–	–	–
Liabilities	–	–	–	–	–	–	–
Short/Long-term debt	33.7	–	–	–	2,561.9	–	2,595.6
Average annual interest rate	2.67%	–	–	–	2.52%	–	–
	–	–	–	–	–	–	–
ARS denominated instruments	(129.6)	(3.6)	(56.8)	(42.7)	(69.1)	(10.4)	(312.1)
Liabilities	–	–	–	–	–	–
Short/Long-term debt	129.6	3.6	56.8	42.7	69.1	10.4	312.1
Average annual interest rate	26.31%	26.43%	25.81%	25.81%	26.13%	25.81%	–
	–	–	–	–	–	–	–
Other Currencies denominated instruments	(122.7)	51.9	–	–	–	–	(70.8)
Assets	–	–	–	–	–	–	–
Short/Long-term investments	126.6	51.9	–	–	–	–	178.5
Average annual interest rate	6.94%	0%	–	–	–	–	–
Liabilities	–	–	–	–	–	–	–
Short/Long-term debt	249.2	–	–	–	–	–	249.2
Average annual interest rate	15.95%	–	–	–	–	–	–

(1)   Includes overnight deposits, time deposits, long-term Brazilian government bonds, credit linked notes and other short-term investments.

(2)   Denominated in U.S. dollars.

The table below presents our derivative financial instruments under which we have exposure to foreign exchange risk and interest rate risk, using the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.

Exchange / Interest rate derivatives	Short Term	2019	2020	2021	2022	Thereafter	Fair value
Total Notional	9,653.0	989.2	–	–	–	–	(115.6)

Cross currency swaps:	250.0	156.4	–	–	–	–	(238.2)
Receive U.S.$. Pay R$
Notional amount	–	156.4	–	–	–	–	1.3
Average annual interest received in U.S.$	–	2.7%	–	–	–	–	–
Average annual interest paid in 110.9% of CDI	–	7.6%	–	–	–	–	–
Duration	–	1.3	–	–	–	–	–
Receive R$. Pay U.S.$	–
Notional amount	250.0	–	–	–	–	–	(153.0)
Average annual interest received in R$	7.8%	–	–	–	–	–	–
Average annual interest paid in U.S.$	1.6%	–	–	–	–	–	–
Duration	0.4	–	–	–	–	–	–
Interest rate swaps:	231.0	832.8	–	–	–	–	10.6
Receive U.S.$. Pay U.S.$	–	–	–	–	–	–	–
Notional amount	181.0	333.8	–	–	–	–	(13.3)
Average annual interest received in U.S.$ Libor 1.54% + spread	4.2%	4.2%	–	–	–	–	–
Average annual interest paid in U.S.$	5.5%	5.9%	–	–	–	–	–
Duration	0.4	1.1	–	–	–	–	–
Receive R$. Pay R$	–	–	–	–	–	–	–
Notional amount	50.0	499.0	–	–	–	–	23.9
Average annual interest received in R$	7.8%	9.6%	–	–	–	–	–
Average annual interest paid in 91.6% of CDI	4.5%	6.5%	–	–	–	–	–
Duration	0.4	1.3	–	–	–	–	–
Non-deliverable forward	5,952.6	–	–	–	–	–	28.8
Receive R$. Pay U.S.$	–	–	–	–	–	–	–
Notional amount	957.6	–	–	–	–	–	(4.2)
Average annual interest received in R$	8.1%	–	–	–	–	–	–
Average annual interest paid in U.S.$	–	–	–	–	–	–	–
Duration	0.1	–	–	–	–	–	–
Receive R$. Pay Euro	–	–	–	–	–	–	–
Notional amount	59.2	–	–	–	–	–	(0.6)
Average annual interest received in R$	23.8%	–	–	–	–	–	–
Average annual interest paid in Euro	–	–	–	–	–	–	–
Duration	0.1	–	–	–	–	–	–
Receive R$. Pay Pounds	–	–	–	–	–	–	–
Notional amount	110.9	–	–	–	–	–	(0.9)
Average annual interest received in R$	17.2%	–	–	–	–	–	–
Average annual interest paid in Pounds	–	–	–	–	–	–	–
Duration	0.1	–	–	–	–	–	–
Receive Euro. Pay U.S.$	–	–	–	–	–	–	–
Notional amount	2,168.9	–	–	–	–	–	36.2
Average annual interest received in Euro	0.6%	–	–	–	–	–	–
Average annual interest paid in U.S.$	–	–	–	–	–	–	–
Duration	0.3	–	–	–	–	–	–
Receive Euro. Pay R$	–	–	–	–	–	–	–
Notional amount	118.3	–	–	–	–	–	0.2
Average annual interest received in Euro	10.4%	–	–	–	–	–	–
Average annual interest paid in U.S.$	–	–	–	–	–	–	–
Duration	0.0	–	–	–	–	–	–
Receive U.S.$. Pay R$	–	–	–	–	–	–	–
Notional amount	2,656.0	–	–	–	–	–	(2.0)
Average annual interest received in U.S.$	5.3%	–	–	–	–	–	–
Average annual interest paid in R$	0.0%	–	–	–	–	–	–
Duration	0.3	–	–	–	–	–	–
FX Options:	3,100.3	–	–	–	–	–	(2.9)
Notional amount U.S.$	3,100.3	–	–	–	–	–	(2.9)
Duration	0.3	–	–	–	–	–	–
FX Futures:	119.1	–	–	–	–	–	(0.2)
Notional amount	119.1	–	–	–	–	–	(0.2)
Duration	0.1	–	–	–	–	–	–

The table below provides further detail on our foreign currency-denominated assets and liabilities as of the dates indicated below.

	As of December 31,
	2017	2016
(in millions of R$)
Cash and cash equivalents	278.1	27.7
Trade accounts receivable – third parties	862.2	1,512.4
Trade accounts payable	31.4	(707.3)
Loans and financing	(6,136.4)	(5,425.2)
Hedge(1)	3,049.7	3,477.7
Investments, net	1,985.7	441.8
Other assets and liabilities, net	(15.4)	74.8
Foreign exchange exposure in U.S.$	55.4	(598.3)

(1)     Swaps, U.S. dollar futures and embedded derivative not designated as hedge accounting instruments, that impact our financial results and not our shareholders’ equity.

We account for the exchange rate variation clauses of our export prepayment facilities as hedging instruments that mitigate the risk of exchange rate variations relating to our exports. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Export Credit Facilities—Export Prepayment Facilities” for a general description of our export prepayment facilities.  For more information about our accounting relating to these facilities, see Note 4.2.2.d to our consolidated financial statements.

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

Parity - Brazilian Reais x U.S. Dollar		3.3080	2.9772	2.4810	4.1350	4.9620
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting

Non-deliverable forward	Devaluation of R$	(1.3)	94.1	237.2	(239.9)	(478.4)
Options - currencies	Devaluation of R$	0.7	115.1	313.6	(277.9)	(608.7)
Export prepayments	Devaluation of R$	(300.8)	(231.9)	(128.5)	(473.1)	(645.4)
Bonds	Devaluation of R$	(343.1)	(254.2)	(120.9)	(565.3)	(787.4)
Swaps	Devaluation of R$	(157.8)	(117.0)	(55.9)	(259.8)	(361.7)
Exports (object)	Appreciation of R$	802.2	396.2	(240.0)	1,810.1	2,870.3
Costs (object)	Appreciation of R$	0.1	(2.3)	(5.6)	5.8	11.3

Not designated as hedge accounting

NDF - Purchase	Appreciation of R$	(24.1)	(288.7)	(685.7)	637.5	1,299.1
Futures purchase - B3	Appreciation of R$	(0.2)	(12.1)	(30.0)	29.6	59.3
Net effect		(24.3)	(300.8)	(715.7)	667.1	1,358.5

Parity - Brazilian Reais x Euro		3.9693	3.5724	2.9770	4.9616	5.9540
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting

Non-deliverable forward	Devaluation of R$	(0.7)	5.3	14.2	(15.6)	(30.4)
Exports (object)	Appreciation of R$	0.7	(5.3)	(14.2)	15.6	30.4

Not designated as hedge accounting

NDF - Purchase EUR x U.S.$	Devaluation of R$	33.1	(185.2)	(512.7)	578.9	1,124.7
NDF - Purchase	Devaluation of R$	(0.9)	(12.8)	(30.7)	28.8	58.6
Net effect		32.2	(198.0)	(543.4)	607.7	1,183.3

Parity - Brazilian Reais x GBP		4.4714	4.0243	3.3536	5.5893	6.7071
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting

Non-deliverable forward	Devaluation of R$	(1.0)	10.1	26.9	(29.0)	(56.9)
Exports (object)	Appreciation of R$	1.0	(10.1)	(26.9)	29.0	56.9
Net effect		-	-	-	-	-

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

Our risk policy provides guidelines to hedging against increases in the price of corn and soy meal. In 2017, we used derivative instruments such as corn futures in addition to inventory management for this purpose.

The table below presents the notional amounts of our derivative financial instruments under which we have exposure in the corn price:

Commodities derivatives	Short Term	2018	2019	2020	2021	Thereafter	Fair value
Commodities Futures:	676.3	–	–	–	–	–	(5.8)
Receive Corn/ Pay U.S.$	–	–	–	–	–	–	–
Notional amount (Ton/U.S.$)	491.6	–	–	–	–	–	(4.5)
Duration	0.3	–	–	–	–	–	–

Receive U.S.$/ Pay Corn	–	–	–	–	–	–	–
Notional amount (Ton/U.S.$)	54.7	–	–	–	–	–	0.7
Duration	0.7	–	–	–	–	–	–

Receive U.S.$/ Pay Soy	–	–	–	–	–	–	–
Notional amount (Ton/U.S.$)	23.0	–	–	–	–	–	1.1
Duration	0.2	–	–	–	–	–	–

Receive Soy Oil/ Pay U.S.$	–	–	–	–	–	–	–
Notional amount (Ton/U.S.$)	15.0	–	–	–	–	–	0.01
Duration	0.5	–	–	–	–	–	–

Receive Soybean / Pay U.S.$	–	–	–	–	–	–	–
Notional amount (Ton/U.S.$)	92.0	–	–	–	–	–	(3.0)
Duration	0.6	–	–	–	–	–	–

SoyBean Options:	49.9	–	–	–	–	–	(1.5)
Notional amount (Ton/U.S.$)	49.9	–	–	–	–	–	(1.5)
Duration	0.4	–	–	–	–	–	–

Corn Futures:	99.1	–	–	–	–	–	0.3
Notional amount (Ton/U.S.$)	99.1	–	–	–	–	–	0.3
Duration	0.4	–	–	–	–	–	–

The table below presents a sensitivity analysis relating to our commodity price risk that considers five scenarios in the next twelve months for the variations in Corn, Soybean meal and Soybean prices.

Price parity CBOT - Corn - U.S.$/Ton		143.85	129.47	107.89	179.81	215.78
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Corn Sale	Increase in corn price	1.0	3.6	7.6	(5.5)	(12.0)
NDF - Corn purchase	Decrease in corn price	(4.2)	(27.6)	(62.7)	54.3	112.8
Costs (object)	Decrease in corn price	3.1	23.9	55.1	(48.8)	(100.8)
Net effect		–	–	–	–	–

Price parity CBOT - Soybean meal - U.S.$/Ton		127.11	114.40	95.33	158.89	190.66
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean meal purchase	Decrease in soybean meal price	(1.1)	(4.9)	(10.7)	8.6	18.3
Soybean meal options		(0.2)	(5.6)	(14.3)	6.2	20.8
Costs (object)	Increase in soybean meal price	1.3	10.5	25.1	(14.8)	(39.1)
Net effect		–	–	–	–	–

Price parity CBOT - Soybean - U.S.$/Ton		353.38	318.04	265.04	441.73	530.07
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean purchase	Decrease in soybean price	(1.1)	(3.7)	(7.8)	5.7	12.4
Costs (object)	Increase in soybean price	1.1	3.7	7.8	(5.7)	(12.4)
Net effect		–	–	–	–	–

Equity Risk

On August 16, 2017, we sold 12,134,300 of our common shares at a cost of R$650,373, with a sale value of R$509,875 and, on the same date, entered into a Total Return Swap, or TRS, contract, registered in B3, in amounts equivalent to the common shares sold. The TRS contract matures on February 5, 2019, with no possibility of renewal. The contract provides for intermediary settlements in 60 tranches of equally proportional amounts, between August 15, 2018 and the maturity date of February 5, 2019. The settlement amount for the contract will be (A) the market value of our common shares at the date of settlement, less (B) the reference price of the common shares agreed at the inception of the contract, plus an interest rate of 110.5% of CDI. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B).

The table below presents the notional amounts of our derivative financial instruments under which we have exposure in equity prices:

Equity derivatives	Short Term	2019	2020	2021	2022	Thereafter	Fair value
Total Return Swap
Receive BRFS3/ Pay R$
Notional amount (R$)		510.1					(86.4)
Average annual interest to be paid in fixed-rate(1)		7.6%
Duration		1.1

(1)       The number represents an estimative based in the interest rate futures curve and does not denote what will happen.

During the lifespan of the TRS contracts, the marking to market price will be registered on a monthly basis in our financial statements, under the financial expenses item, and the changes may result in relevant impacts (positive or negative) in our net income. As of December 31, 2017, we had recorded R$86.4 million of financial expenses in connection with this TRS contract.  The table provides a sensitivity analysis of our TRS contract demonstrating the potential impact in 4 different scenarios:

Price parity - Brazilian Reais/BRFS3		36.60	40.26	45.75	27.45	18.30
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% increase	25% increase	25% decrease	50% decrease
Not designated as hedge accounting
Total Return Swap	Decrease in BRFS3 price	(86,416)	(40,990)	27,149	(199,982)	(313,548)
Net effect		(86,416)	(40,990)	27,149	(199,982)	(313,548)

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
1. U.S.$0.05 (or less) per ADR

Issuance of ADRs, including issuances resulting from a distribution of shares, rights or other property; and Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates.

2. U.S.$0.02 (or less) per ADR	Any cash distribution to ADR holders.
3. U.S.$0.02 (or less) per ADRs per calendar year	Depositary services.
4. A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR holders.
5. Registration or transfer fees	Transfer and registration of shares on BRF’s share registry to or from the name of the Depositary or its agent when you deposit or withdraw shares.
6. Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and Converting foreign currency to U.S. dollars.
7. Taxes and other governmental charges the Depositary or the Custodian may have to pay on any ADR or share underlying an ADR	As necessary.
8. Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary.

The fee and reimbursement provisions described in rows 3. and 8. of the table above may, at the depositary’s discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions.

For the year ended December 31, 2017, pursuant to a letter agreement between BRF and the depositary, the depositary reimbursed us for fees, expenses and related taxes in the gross amount of U.S.$2.2 million or net amount of U.S.$1.6 million.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Consistent with the guidance issued by the Securities and Exchange Commission that an assessment of recently acquired businesses may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded the assessment of the effectiveness of internal control over financial reporting of the following company acquired in 2017: Banvit Bandirma Vitamini Yem SanaYii A.S. For information about the significance of these entities, see “- B. Management’s Annual Report on Internal Control Over Financial Report.” Based on our management’s evaluation and subject to the exclusions of the recently acquired companies listed above, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Consistent with the guidance issued by the Securities and Exchange Commission that an assessment of recently acquired businesses may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded the assessment of the effectiveness of internal control over financial reporting of the following companies acquired in 2017:

		As of December 31, 2017
Entities	Transaction Date	Total Assets (in millions of Reais)	Percentage of BRF Total Assets (%)	Net Assets (in millions of Reais)	Percentage of BRF Net Assets (%)
Banvit Bandirma Vitamini Yem SanaYii A.S.	May 25, 2017	1,146.8	2.54%	533.1	4.55%

		For the year ended December 31, 2017
Entities	Transaction Date	Net Sales (in millions of Reais)	Percentage of BRF Net Sales (%)	Net Profit (Loss) (in millions of Reais)	Percentage of Net Profit (Loss) (%)
Banvit Bandirma Vitamini Yem SanaYii A.S.	May 25, 2017	1,385.1	4.14%	154.6	14.07%

The amounts above were included in our consolidated financial statements for the year ended December 31, 2017.

Based on its assessment and subject to the exclusions listed above, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2017, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

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

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

Except with respect to the acquisitions conducted in 2016 and listed in “- B. Management’s Annual Report on Internal Control Over Financial Report,” there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we intend to disclose the nature of such amendment or waiver on our website.  During the year ended December 31, 2017, no such amendment was made or waiver granted.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to BRF by its independent auditors responsible for auditing the financial statements included in the Annual Report on Form 20-F, which was KPMG Auditores Independentes for the fiscal year ended December 31, 2017 and EY Auditores Independentes S.S. for the fiscal year ended December 31, 2016. No payments of consultancy fees were made to the independent auditors during 2017 and 2016. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Statutory Audit Committee approvals and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

Aggregate fees for professional services rendered to us by KPMG Auditores Independentes for the fiscal year ended December 31, 2017 and by EY Auditores Independentes S.S. for the years ended December 31, 2016 were:

	Year Ended
	December 31,
	2017	2016
	(in thousands of Reais)
Audit fees	8,580.2	11,596.5
Audit-related fees	16.8	1,063.9
Tax fees	748.6	1,031.4
All other fees	-	288.1
Total fees	9,345.6	13,952.9

Audit fees in the above table are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.

Audit-related fees in the above table billed by EY Auditores Independentes S.S. refer to services relating to a bond offering in 2016 corporate restructuring project for the establishment of wholly-owned subsidiary One Foods and other services.

In 2017, tax advisory services relate to claims for a refund of import taxes paid in Europe. In 2016, tax fees in the table above were billed for annual tax review.

There were no other fees in 2017. In 2016, all other fees refer to providing assistance to the company in its review of the supply chain process.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

EY Auditores Independentes S.S. was appointed to act as our independent public accounting firm for a five-year period to audit our consolidated financial statements for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012. Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years. On February 27, 2017, our board of directors, as recommended by our Audit Committee, approved the appointment of KPMG Auditores Independentes to act as our independent public accounting firm beginning as of January 1, 2017.

EY Auditores Independentes S.S.’s reports on our financial statements for the each of the five fiscal years ended on December 31, 2016, 2015, 2014, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During such five fiscal years, there were no disagreements with EY Auditores Independentes S.S. on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of EY Auditores Independentes S.S., would have caused EY Auditores Independentes S.S.to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

We did not consult KPMG Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

We have requested that EY Auditores Independentes S.S. furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 16.01 to this Form 20-F.

ITEM 16G.    CORPORATE GOVERNANCE

We adopt corporate governance practices for a continual process of organizational improvement aimed at greater transparency, liquidity and return for our investors.

We were the first company in the food sector to list on B3’s Novo Mercado (2006), which requires us to comply with stringent listing regulations, including, among them, diffused control, protection mechanisms and equality of rights among shareholders. In addition, the Company has adhered to Level A of the Global Reporting Initiative guidelines for the publication of its annual reports under Brazilian law.

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

BRF S.A.

By: /s/  Lorival Nogueira Luz Júnior

Name: Lorival Nogueira Luz Júnior

Title:     Global Chief Executive and Financial and Investor Relations Officer

Date: April 27, 2018

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

8.01	Subsidiaries of the Registrant.
12.01	Certification of the Chief Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01*	Certification of the Chief Executive and Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.01	Letter from EY Auditores Independentes S.S. to the Securities and Exchange Commission, dated April 27, 2018, regarding the change in independent public accounting firm.
101**	eXtesible Business Reporting Language (XBRL)

*      This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

**    To be filed by amendment.

074609-0039-16977-Active.24824440.28

074609-0039-16977-Active.24824440.28

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BRF S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of BRF S.A. and its subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Banvit Bandirma Vitaminli Yem Sanayii A.Ş. during 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Banvit Bandirma Vitaminli Yem Sanayii A.Ş.’ internal control over financial reporting associated with total assets of R$1,146,792 thousand and total revenues of R$1,385,124 thousand included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Banvit Bandirma Vitaminli Yem Sanayii A.Ş.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2017.

São Paulo - SP
April 27, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BRF S.A.

We have audited the accompanying consolidated balance sheets of BRF S.A. (the Company) as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRF S.A. at December 31, 2016 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards – IFRS as issued by International Accounting Standards Board – IASB.

/s/ ERNST & YOUNG

     Auditores Independentes S.S.

São Paulo – SP, Brazil

April 25, 2017, except for Notes 1 and 5, as to which the date is April 27, 2018

BRF S.A. CONSOLIDATED BALANCE SHEETS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

ASSETS	Note	12.31.17	12.31.16
CURRENT ASSETS
Cash and cash equivalents	7	6,010.8	6,356.9
Marketable securities	8	228.4	622.3
Trade accounts receivable, net	9	3,919.0	3,085.1
Notes receivable	9	113.1	149.0
Interest on shareholders' equity receivable	30	6.2	7.5
Inventories	10	4,948.2	4,791.6
Biological assets	11	1,510.5	1,644.9
Recoverable taxes	12	728.9	846.1
Income and social contribution tax recoverable	12	499.3	388.7
Assets held for sale		41.6	26.1
Derivative financial instruments	22	90.5	198.0
Restricted cash	15	127.8	218.3
Other current assets		961.1	559.2
Total current assets		19,185.4	18,893.7

NON-CURRENT ASSETS
Marketable securities	8	568.8	527.7
Trade accounts receivable, net	9	6.3	10.7
Notes receivable	9	116.4	186.5
Recoverable taxes	12	2,418.2	1,482.6
Income and social contribution tax recoverable	12	20.0	36.0
Deferred income and social contribution taxes	13	1,369.4	1,103.1
Judicial deposits	14	688.9	732.6
Biological assets	11	903.7	917.3
Restricted cash	15	407.8	427.6
Other non-current assets		87.2	149.6
Investments	16	68.2	58.7
Property, plant and equipment, net	17	12,190.6	11,746.2
Intangible assets	18	7,197.6	6,672.6
Total non-current assets		26,043.1	24,051.2

TOTAL ASSETS		45,228.5	42,944.9

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED BALANCE SHEETS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

LIABILITIES	Note	12.31.17	12.31.16
CURRENT LIABILITIES
Short-term debt	19	5,031.4	3,245.0
Trade accounts payable	20	6,445.5	5,839.8
Supply chain finance	21	715.2	1,335.6
Payroll and related charges		668.6	610.8
Tax payable		426.0	319.6
Interest on shareholders' equity payable	27	1.9	2.3
Employee and management profit sharing		95.9	5.1
Derivative financial instruments	22	299.5	529.6
Provision for tax, civil and labor risks	26	536.1	276.2
Pension and other post-employment plans	25	85.2	76.7
Other current liabilities		602.6	399.7
Total current liabilities		14,907.9	12,640.4

NON-CURRENT LIABILITIES
Long-term debt	19	15,413.0	15,717.4
Tax payable		171.2	13.1
Provision for tax, civil and labor risks	26	1,237.1	1,107.7
Deferred income and social contribution taxes	13	155.3	156.2
Pension and other post-employment plans	25	309.6	253.4
Other non-current liabilities		1,321.5	837.3
Total non-current liabilities		18,607.7	18,085.1

EQUITY	27
Capital		12,460.5	12,460.5
Capital reserves		115.1	41.0
Treasury shares		(71.5)	(721.9)
Income reserves		101.4	1,350.7
Accumulated other comprehensive loss		(1,405.2)	(1,290.3)
Equity attributable to interest of controlling shareholders		11,200.3	11,840.0
Equity attributable to non-controlling interest		512.6	379.4
Total shareholders' equity		11,712.9	12,219.4

TOTAL LIABILITIES AND EQUITY		45,228.5	42,944.9

 See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF INCOME (LOSS) Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Note	12.31.17	12.31.16	12.31.15
CONTINUING OPERATIONS
NET SALES	31	33,469.4	33,732.9	32,196.6
Cost of sales	35	(26,565.3)	(26,206.4)	(22,107.7)
GROSS PROFIT		6,904.1	7,526.5	10,088.9
OPERATING INCOME (EXPENSES)
Selling expenses	35	(4,730.1)	(4,965.7)	(4,805.9)
General and administrative expenses	35	(572.0)	(577.4)	(506.1)
Other operating expenses, net	33	(888.2)	(197.5)	(444.7)
Income (loss) from associates and joint ventures	16	22.4	29.3	(103.8)
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		736.2	1,815.2	4,228.4
Financial expenses	34	(3,627.3)	(4,506.4)	(5,025.5)
Financial income	34	1,545.6	2,373.7	3,355.3
(LOSS) INCOME BEFORE TAXES		(1,345.5)	(317.5)	2,558.2
Current income taxes	13	16.6	(154.0)	(17.1)
Deferred income taxes	13	230.0	104.1	406.6
(LOSS) INCOME FROM CONTINUING OPERATIONS		(1,098.9)	(367.4)	2,947.7
DISCONTINUED OPERATIONS

INCOME FROM DISCONTINUED OPERATIONS		-	-	183.1
NET (LOSS) PROFIT		(1,098.9)	(367.4)	3,130.8

Attributable to
Controlling shareholders		(1,125.6)	(372.4)	3,111.2
Non-controlling interest		26.7	5.0	19.6
		(1,098.9)	(367.4)	3,130.8
(LOSSES) EARNINGS PER SHARE
Weighted average shares outstanding - basic		803,559,763	801,903,266	842,000,012
(Losses) earnings per share - basic	28	(1.36748)	(0.45808)	3.71836
Weighted average shares outstanding - diluted		803,559,763	801,903,266	842,401,821
(Losses) earnings per share - diluted	28	(1.36748)	(0.45808)	3.71659

(LOSSES) EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic		803,559,763	801,903,266	842,000,012
(Losses) earnings per share - basic	28	(1.36748)	(0.45808)	3.50091
Weighted average shares outstanding - diluted		803,559,763	801,903,266	842,401,821
(Losses) earnings per share - diluted	28	(1.36748)	(0.45808)	3.49924

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Note	12.31.17	12.31.16	12.31.15
Net profit (loss) for the year		(1,098.9)	(367.4)	3,130.8
Other comprehensive income (loss)
(Losses) gains on foreign currency translation adjustments		(73.2)	(726.1)	184.9
Unrealized (losses) gains on available for sale marketable securities	8	(41.7)	(31.0)	10.6
Taxes on unrealized gains (losses) on available for sale securities	8	11.5	13.5	(1.8)
Unrealized gains (losses) on cash flow hedge	4	-	820.0	(1,020.8)
Taxes on unrealized gains (losses) on cash flow hegde	4	3.8	(272.7)	346.4
Net other comprehensive loss, to be reclassified to the statement of income in subsequent periods		(99.6)	(196.3)	(480.7)
Actuarial gains on pension and post-employment plans	25	1.5	7.0	48.6
Taxes on realized gains on pension and post-employment plans	25	-	(2.4)	(16.5)
Net other comprehensive income, with no impact into subsequent statement of income		1.5	4.6	32.1
Total comprehensive (loss) income		(1,197.0)	(559.1)	2,682.2
Attributable to
Controlling shareholders		(1,223.7)	(564.1)	2,662.6
Non-controlling interest		26.7	5.0	19.6
		(1,197.0)	(559.1)	2,682.2

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Attributed to controlling shareholders
		Capital reserves		Income reserves				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2014	12,460.5	109.4	(304.9)	384.6	1,901.4	1,274.2	385.6	(152.6)	(17.3)	(448.7)	(1.7)	-	15,590.4	99.5	15,689.9
Comprehensive income
Gain on foreign currency translation adjustments	-	-	-	-	-	-	-	184.9	-	-	-	-	184.9	-	184.9
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	-	-	8.8	-	-	-	8.8	-	8.8
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	(674.4)	-	-	(674.4)	-	(674.4)
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	21.6	10.5	32.1	-	32.1
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	3,111.2	3,111.2	19.7	3,130.9
SUB-TOTAL COMPREHENSIVE INCOME								184.9	8.8	(674.4)	21.6	3,121.7	2,662.6	19.7	2,682.2
Appropriation of income (loss)
Dividends - R$0.112896461 per outstanding share at the end of year	-	-	-	-	-	-	-	-	-	-	-	(91.4)	(91.4)	-	(91.4)
Interest on shareholders' equity - R$1.086894475 per outstanding share at the end of year	-	-	-	-	-	-	-	-	-	-	-	(899.3)	(899.3)	-	(899.3)
Legal reserve	-	-	-	155.6	-	-	-	-	-	-	-	(155.6)	-	-	-
Reserve for expansion	-	-	-	-	1,219.4	-	-	-	-	-	-	(1,219.4)	-	-	-
Loss absorbing with future capital increase	-	-	-	-	-	624.3	-	-	-	-	-	(624.3)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	131.7	-	-	-	-	(131.7)	-	-	-
Share-based payments	-	67.4	-	-	-	-	-	-	-	-	-	-	67.4	-	67.4
Losses on shares sold	-	(40.3)	-	-	-	-	-	-	-	-	-	-	(40.3)	-	(40.3)
Valuation of shares	-	111.2	-	-	-	-	-	-	-	-	-	-	111.2	-	111.2
Acquisition of non-controlling interest	-	(240.9)	-	-	-	-	-	-	-	-	-	-	(240.9)	-	(240.9)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	199.9	199.9
Treasury shares acquired	-	-	(3,765.8)	-	-	-	-	-	-	-	-	-	(3,765.8)	-	(3,765.8)
Treasury shares sold	-	-	122.7	-	-	-	-	-	-	-	-	-	122.7	-	122.7
BALANCES AT DECEMBER 31, 2015	12,460.5	7.0	(3,947.9)	540.2	3,120.8	1,898.6	517.2	32.3	(8.5)	(1,123.2)	19.9	-	13,516.8	319.1	13,836.0
Comprehensive income (loss)
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	(726.1)	-	-	-	-	(726.1)	-	(726.1)
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	-	-	(17.5)	-	-	-	(17.5)	-	(17.5)
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	-	-	547.3	-	-	547.3	-	547.3
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	(14.5)	19.1	4.6	-	4.6
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	(372.4)	(372.4)	5.0	(367.4)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)								(726.1)	(17.5)	547.3	(14.5)	(353.3)	(564.1)	5.0	(559.1)
Appropriation of income (loss)
Dividends - R$0.121749293 per outstanding share at the end of exercise	-	-	-	-	(98.2)	-	-	-	-	-	-	-	(98.2)	-	(98.2)
Interest on shareholders' equity - R$0.642347435 per outstanding share at the end of year	-	-	-	-	-	(513.2)	-	-	-	-	-	-	(513.2)	-	(513.2)
Loss absorbing with future capital increase	-	-	-	-	-	(475.8)	-	-	-	-	-	475.8	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	122.6	-	-	-	-	(122.6)	-	-	-
Share-based payments	-	75.8	-	-	-	-	-	-	-	-	-	-	75.8	-	75.8
Losses on shares sold	-	(1.6)	-	-	-	-	-	-	-	-	-	-	(1.6)	-	(1.6)
Valuation of shares	-	(7.8)	-	-	-	-	-	-	-	-	-	-	(7.8)	-	(7.8)
Options forfeited	-	(32.4)	-	-	-	-	-	-	-	-	-	-	(32.4)	-	(32.4)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	55.3	55.3
Treasury shares acquired	-	-	(543.3)	-	-	-	-	-	-	-	-	-	(543.3)	-	(543.3)
Treasury shares sold	-	-	8.0	-	-	-	-	-	-	-	-	-	8.0	-	8.0
Treasury shares canceled	-	-	3,761.3	-	(3,022.6)	(738.8)	-	-	-	-	-	-	-	-	-
BALANCES AT DECEMBER 31, 2016	12,460.5	41.0	(721.9)	540.2	-	170.8	639.8	(693.8)	(26.0)	(575.9)	5.4	(0.1)	11,840.0	379.4	12,219.4

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Attributed to controlling shareholders
		Capital reserves		Income reserves				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Available for sale marketable securities	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)

BALANCES AT DECEMBER 31, 2016	12,460.5	41.0	(721.9)	540.2	-	170.8	639.8	(693.8)	(26.0)	(575.9)	5.4	(0.1)	11,840.0	379.4	12,219.4
Comprehensive income (loss)
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	(73.1)	-	-	-	-	(73.1)	-	(73.1)
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	-	-	(30.3)	-	-	-	(30.3)	-	(30.3)
Unrealized gain in cash flow hedge	-	-	-	-	-	-	-	-	-	3.7	-	-	3.7	-	3.7
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	(15.2)	16.8	1.6	-	1.6
Net profit (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	(1,125.6)	(1,125.6)	26.7	(1,098.9)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)								(73.1)	(30.3)	3.7	(15.2)	(1,108.8)	(1,223.7)	26.7	(1,197.0)
Appropriation of income (loss)
Loss absorbing with legal reserve	-	-	-	(438.8)	-	-	-	-	-	-	-	438.8	-	-	-
Loss absorbing with future capital increase	-	-	-	-	-	(30.3)	-	-	-	-	-	30.3	-	-	-
Loss absorbing with reserve for tax incentives	-	-	-	-	-	-	(639.8)	-	-	-	-	639.8	-	-	-
Share-based payments	-	25.6	-	-	-	-	-	-	-	-	-	-	25.6	-	25.6
Acquisition of non-controlling interest	-	48.5	-	-	-	-	-	-	-	-	-	-	48.5	-	48.5
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	106.5	106.5
Treasury shares sold	-	-	650.4	-	-	-	-	-	-	-	-	-	650.4	-	650.4
Losses in Treasury Shares Sold	-	-	-	-	-	(140.5)	-	-	-	-	-	-	(140.5)	-	(140.5)
BALANCES AT DECEMBER 31, 2017	12,460.5	115.1	(71.5)	101.4	-	-	-	(766.9)	(56.3)	(572.2)	(9.8)	-	11,200.3	512.6	11,712.9

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.17	12.31.16	12.31.15
OPERATING ACTIVITIES
Net profit (loss) for the year	(1,125.6)	(372.4)	2,928.1
Adjustments to reconcile (loss) income to net cash provided by operating activities
Non-controlling interest	26.7	5.0	19.7
Depreciation and amortization	1,159.3	921.9	771.6
Depreciation and depletion of biological assets	758.7	680.9	545.0
Income (loss) from associates and joint ventures	(22.4)	(29.3)	103.8
Interest on Shareholders' Equity Received	(6.9)	-	-
Tax Amnesty Program ("PERT")	(449.8)	-	-
Gain in business combination	-	(59.6)	-
Gain on Minerva investment	-	-	(125.7)
Results on Disposals of Property, Plant and Equipments	113.2	(38.4)	16.4
Deferred income tax	(230.0)	(104.1)	(406.6)
Provision for tax, civil and labor risks	577.5	414.0	98.9
Others	396.0	237.1	345.1
Exchange rate variations and interest	1,561.1	(446.3)	2,853.9
Changes in operating assets and liabilities
Investments in trading securities	(313.9)	(893.2)	(1,023.7)
Redemptions of trading securities	375.4	1,001.3	900.0
Interest received	405.5	186.5	13.2
Other financial assets and liabilities	(94.3)	580.2	(687.4)
Trade accounts receivable	(578.4)	1,246.9	(1,112.5)
Inventories	(195.3)	(449.9)	(1,066.2)
Biological assets - current assets	229.8	(297.2)	(199.3)
Trade accounts payable	165.8	848.5	882.2
Supply chain finance	(620.9)	161.0	719.5
Payment of tax, civil and labor risks	(509.3)	(401.0)	(194.4)
Interest paid	(1,369.0)	(851.3)	(693.9)
Payment of income tax and social contribution	(37.2)	40.5	(6.9)
Interest on shareholders' equity received	33.7	19.5	15.9
Other operating assets and liabilities	403.0	(579.4)	(562.5)
Net cash provided by operating activities from continued operations	652.7	1,821.2	4,134.2
Net cash provided by operating activities from discontinued operations	-	-	2.4
Net cash provided by operating activities	652.7	1,821.2	4,136.6

INVESTING ACTIVITIES
Investments in held to maturity securities	(97.6)	(172.9)	-
Redemptions of held to maturity marketable securities	118.6	-	-
Investments in available for sale securities	-	(66.7)	(58.9)
Redemptions of available for sale securities	238.3	91.5	130.3
Redemption (Investments) in restricted cash	74.7	1,258.0	(1,710.9)
Business combination, net of cash acquired	(1,119.7)	(2,871.7)	(90.9)
Investments in associates and joint ventures	(1.2)	(1.3)	(61.6)
Acquisitions of property, plant and equipment	(887.0)	(1,859.5)	(1,296.7)
Additions to biological assets - non-current assets	(713.2)	(784.2)	(589.4)
Proceeds from disposals of property, plant and equipment	150.3	309.6	252.3
Additions to intangible assets	(51.2)	(62.8)	(205.4)
Cash received on the disposal of the discontinued operations, net of transferred cash	-	-	1,957.2
Net cash used in investing activities from continued operations	(2,288.0)	(4,159.9)	(1,674.0)
Net cash used in investing activities from discontinued operations	-	-	(12.3)
Net cash used in investing activities	(2,288.0)	(4,159.9)	(1,686.3)

FINANCING ACTIVITIES
Proceeds from debt issuance	9,698.4	8,946.2	6,290.1
Repayment of debt	(9,001.2)	(3,512.3)	(6,031.5)
Treasury shares acquired	-	(543.3)	(3,765.8)
Treasury shares disposed	509.9	6.4	82.4
Payments of interest on shareholders' equity and dividends	-	(1,176.3)	(889.1)
Net cash (used in) provided by financing activities from continuing operations	1,207.1	3,720.7	(4,313.9)
Net cash provided by financing activities from discontinued operations	-	-	20.0
Net cash provided by (used in) financing activities	1,207.1	3,720.7	(4,293.9)
EFFECT ON EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	82.0	(387.9)	1,199.5
Net increase (decrease) in cash and cash equivalents	(346.2)	994.0	(644.1)
At the beginning of the year	6,356.9	5,362.9	6,006.9
At the end of the year	6,010.8	6,356.9	5,362.9

See accompanying notes to the consolidated financial statements.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.            COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its consolidated subsidiaries (collectively the “Company”) is a multinational Brazilian Company, which owns a comprehensive and diverse portfolio of products and it is one of the world’s largest producers of foods. With a focus on raising, producing and slaughtering of poultry and pork for processing, production and sale of fresh meat, processed products, pasta, sauce, mayonnaise, frozen vegetables and soybean by-products, among which the following are highlighted:

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

BRF is a public company, listed on the New Market of B3 (“Brasil, Bolsa, Balcão”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. Its headquarters are located at Rua Jorge Tzachel, 475 in the City of Itajaí, State of Santa Catarina.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

The Company's business model is by means of a vertical and integrated production system, which are distributed through an extensive distribution network, reaching the 5 continents, to meet the supermarkets, retail stores, wholesalers, restaurants and other institutional customers. In addition, our facilities are strategically located near to their raw material suppliers or its main consumption centers.

The Company has as main brands Sadia, Perdigão, Qualy, Chester®, Perdix, Paty and Banvit that are highly recognized, especially in Brazil, Argentina, Turkey and the Middle East.

During the first semester of 2017, the Company developed its new management structure model, which was approved by Board of Directors on June 29, 2017, with the effective date July 1st, 2017. The new model aims to improve and standardize processes, and is organized into 5 operating segments as follows: Brazil, Southern Cone (dismemberment from the "LATAM" segment and currently formed of the Argentina, Uruguay, Paraguay and Chile), International (grouping of the segments "Europe", "Africa" and "Asia" and inclusion of "Americas" from the dismemberment of "LATAM"), One Foods (previously denominated "MENA"), and Other Segments (note 5). The One Foods segment also began to incorporate the operations of Malaysia and some countries in the African continent and Eastern Europe.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.1.        Equity interest

						% equity interest
Entity		Main activity	Country	Participation	Accounting method	12.31.17	12.31.16

BRF Energia S.A.		Commercialization of eletric energy	Brazil	Direct	Consolidated	100.00%	100.00%
BRF GmbH		Holding	Austria	Direct	Consolidated	100.00%	100.00%
BRF Foods LLC	(h)	Import and commercialization of products	Russia	Indirect	Consolidated	99.90%	90.00%
BRF France SARL		Marketing and logistics services	France	Indirect	Consolidated	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	Consolidated	99.00%	99.00%
BRF Global Company South Africa Proprietary Ltd.		Import and commercialization of products	South Africa	Indirect	Consolidated	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	Consolidated	1.00%	1.00%
BRF Global GmbH	(b)	Holding and trading	Austria	Indirect	Consolidated	100.00%	100.00%
BRF Foods LLC	(h)	Import and commercialization of products	Russia	Indirect	Consolidated	0.10%	-
Qualy 5201 B.V.	(b)	Import, commercialization of products and holding	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Xamol Consultores Serviços Ltda.		Import and commercialization of products	Portugal	Indirect	Consolidated	100.00%	100.00%
BRF Japan KK		Marketing and logistics services	Japan	Indirect	Consolidated	100.00%	100.00%
BRF Korea LLC		Marketing and logistics services	Korea	Indirect	Consolidated	100.00%	100.00%
BRF Shanghai Management Consulting Co. Ltd.		Advisory and related services	China	Indirect	Consolidated	100.00%	100.00%
BRF Shanghai Trading Co. Ltd.		Commercialization and distribution of products	China	Indirect	Consolidated	100.00%	100.00%
BRF Singapore PTE Ltd.		Marketing and logistics services	Singapore	Indirect	Consolidated	100.00%	100.00%
BRF Germany GmbH		Import and commercialization of products	Germany	Indirect	Consolidated	100.00%	100.00%
BRF GmbH Turkiye Irtibat		Import and commercialization of products	Turkey	Indirect	Consolidated	100.00%	100.00%
BRF Holland B.V.		Import and commercialization of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Campo Austral S.A.	(m)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	2.66%	2.63%
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	Indirect	Consolidated	0.01%	0.01%
BRF B.V.		Industrialization, import and commercialization of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
ProudFood Lda	(j)	Import and commercialization of products	Angola	Indirect	Consolidated	10.00%	-
BRF Hungary LLC		Import and commercialization of products	Hungary	Indirect	Consolidated	100.00%	100.00%
BRF Iberia Alimentos SL		Import and commercialization of products	Spain	Indirect	Consolidated	100.00%	100.00%
BRF Invicta Ltd.	(l)	Import, commercialization and distribution of products	England	Indirect	Consolidated	69.16%	62.00%
Invicta Food Products Ltd.		Import and commercialization of products	England	Indirect	Consolidated	100.00%	100.00%
BRF Wrexham Ltd.		Industrialization, import and commercialization of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Food Group Ltd.	(b)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Foods Ltd.		Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Foodservice Ltd.		Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Universal Meats (UK) Ltd.	(b)	Import, Industrialization, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
BRF Italia SPA		Import and commercialization of products	Italy	Indirect	Consolidated	67.00%	67.00%
Compañía Paraguaya Comercial S.A.		Import and commercialization of products	Paraguay	Indirect	Consolidated	99.00%	99.00%
Campo Austral S.A.	(m)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	50.48%	50.06%
Itega S.A.		Holding	Argentina	Indirect	Consolidated	96.00%	96.00%
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	Indirect	Consolidated	99.99%	99.99%
Buenos Aires Fortune S.A.		Holding	Argentina	Indirect	Consolidated	5.00%	5.00%
Campo Austral S.A.	(m)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	8.44%	10.61%
Eclipse Latam Holdings		Holding	Spain	Indirect	Consolidated	100.00%	100.00%
Buenos Aires Fortune S.A.		Holding	Argentina	Indirect	Consolidated	95.00%	95.00%
Campo Austral S.A.	(m)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	6.53%	6.34%
Campo Austral S.A.	(m)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	31.89%	30.36%
Itega S.A.		Holding	Argentina	Indirect	Consolidated	4.00%	4.00%
Golden Foods Poultry Limited		Holding	Thailand	Indirect	Consolidated	48.52%	48.52%
Golden Poultry Siam Limited		Holding	Thailand	Indirect	Consolidated	51.84%	51.84%
Golden Poultry Siam Limited		Holding	Thailand	Indirect	Consolidated	48.16%	48.16%
BRF Thailand Limited		Import, Industrialization, commercialization and distribution of products	Thailand	Indirect	Consolidated	100.00%	100.00%
BRF Feed Thailand Limited		Import, Industrialization, commercialization and distribution of products	Thailand	Indirect	Consolidated	100.00%	100.00%
Golden Foods Sales (Europe) Limited		Holding and trading	England	Indirect	Consolidated	100.00%	100.00%
Golden Quality Foods Europe BV		Import, commercialization and distribution of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Golden Quality Foods Netherlands BV		Import, commercialization and distribution of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Golden Foods Siam Europe Limited	(b)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Golden Quality Poultry (UK) Ltd		Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Perdigão Europe Lda.		Import and export of products	Portugal	Indirect	Consolidated	100.00%	100.00%
Perdigão International Ltd.		Import and export of products	Cayman Island	Indirect	Consolidated	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	Indirect	Consolidated	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	Indirect	Consolidated	100.00%	100.00%
Sadia Overseas Ltd.	(q)	Financial fundraising	Cayman Island	Direct	Consolidated	98.00%	-
ProudFood Lda	(j)	Import and commercialization of products	Angola	Indirect	Consolidated	90.00%	-
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	Consolidated	40.00%	40.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	Indirect	Consolidated	100.00%	100.00%
SATS BRF Food PTE Ltd.		Import, industrialization, commercialization and distribution of products	Singapore	Joint venture	Equity pick-up	49.00%	49.00%
BRF Global Namíbia		Import and commercialization of products	Namibia	Indirect	Consolidated	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	Indirect	Consolidated	100.00%	1.00
BRF Luxembourg Sarl	(f)	Holding	Luxemburgo	Direct	Consolidated	100.00%	100.00%
BRF Austria GmbH	(f)	Holding	Austria	Indirect	Consolidated	100.00%	100.00%
One Foods Holdings Ltd	(d) (f)	Holding	United Arab Emirates	Indirect	Consolidated	100.00%	-
Al-Wafi Food Products Factory LLC	(e) (f)	Industrialization and commercialization of products	United Arab Emirates	Indirect	Consolidated	49.00%	-
Badi Ltd.	(e) (f)	Holding	United Arab Emirates	Indirect	Consolidated	100.00%	-
Al-Wafi Al-Takamol International for Foods Products	(e) (f)	Import and commercialization of products	Saudi Arabia	Indirect	Consolidated	75.00%	-
BRF Al Yasra Food K.S.C.C. ("BRF AFC")	(e) (f)	Import, commercialization and distribution of products	Kuwait	Indirect	Consolidated	49.00%	-
BRF Foods GmbH	(e) (f)	Industrialization, import and commercialization of products	Austria	Indirect	Consolidated	100.00%	-
Al Khan Foodstuff LLC ("AKF")	(c) (e)	Import, commercialization and distribution of products	Oman	Indirect	Consolidated	70.00%	-
FFM Further Processing Sdn. Bhd.	(e) (f)	Industrialization, import and commercialization of products	Malaysia	Indirect	Consolidated	70.00%	70.00%
SHB Comércio e Indústria de Alimentos S.A.	(e) (f)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	99.99%	-
TBQ Foods GmbH	(i) (n)	Commercialization of products	Austria	Indirect	Consolidated	60.00%	-
Banvit Bandirma Vitaminli	(n) (p)	Holding	Turkey	Indirect	Consolidated	91.71%	-
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(n)	Commercialization of eletric energy	Turkey	Indirect	Consolidated	100.00%	-
Banvit Foods SRL	(n)	Industrialization of grains and animal feed	Romania	Indirect	Consolidated	0.01%	-
Nutrinvestments BV	(n)	Holding	The Netherlands	Indirect	Consolidated	100.00%	-
Banvit ME FZE	(n)	Marketing and logistics services	United Arab Emirates	Indirect	Consolidated	100.00%	-
Banvit Foods SRL	(n)	Industrialization of grains and animal feed	Romania	Indirect	Consolidated	99.99%	-
BRF Malaysia Sdn Bhd	(k)	Marketing and logistics services	Malaysia	Indireta	Consolidated	100.00%	100.00%
Federal Foods LLC	(e) (f)	Import, commercialization and distribution of products	United Arab Emirates	Indirect	Consolidated	49.00%	-
Federal Foods Qatar	(e) (f)	Import, commercialization and distribution of products	Qatar	Indirect	Consolidated	49.00%	49.00%
SHB Comércio e Indústria de Alimentos S.A.	(e) (f)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	0.01%	-
BRF Hong Kong LLC	(g)	Import, commercialization and distribution of products	Hong Kong	Indirect	Consolidated	100.00%	-

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Entity		Main activity	Country	Participation	Accounting method	12.31.17	12.31.16
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	Direct	Consolidated	99.94%	99.94%
BRF Pet S.A.	(o)	Industrialization and commercialization and distribution of feed and nutrients for animals	Brazil	Direct	Consolidated	100.00%	100.00%
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	Affiliate	Equity pick-up	33.33%	33.33%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Direct	Consolidated	99.99%	99.99%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	99.99%	99.99%
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	Affiliate	Equity pick-up	33.33%	33.33%
Quickfood S.A.		Industrialization and commercialization of products	Argentina	Direct	Consolidated	91.21%	91.21%
Sadia Alimentos S.A.		Holding	Argentina	Direct	Consolidated	43.10%	43.10%
Avex S.A.		Industrialization and commercialization of products	Argentina	Indirect	Consolidated	33.98%	33.98%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	Direct	Consolidated	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	Consolidated	60.00%	60.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Indirect	Consolidated	5.10%	5.10%
Avex S.A.		Industrialization and commercialization of products	Argentina	Indirect	Consolidated	66.02%	66.02%
Compañía Paraguaya Comercial S.A.		Import and commercialization of products	Paraguay	Indirect	Consolidated	1.00%	1.00%
Sadia Alimentos S.A.		Holding	Argentina	Indirect	Consolidated	56.90%	56.90%
Sadia Overseas Ltd.	(q)	Financial fundraising	Cayman Island	Direct	Consolidated	2.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Direct	Consolidated	94.90%	94.90%
UP Alimentos Ltda.		Industrialization and commercialization of products	Brazil	Affiliate	Equity pick-up	50.00%	50.00%
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	Direct	Consolidated	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	Indirect	Consolidated	0.06%	0.06%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Indirect	Consolidated	0.01%	0.01%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	0.01%	0.01%

(a)       Dormant subsidiaries.

(b)       The wholly-owned subsidiary BRF Global GmbH, operates as a trading in the European market and owns 101 direct subsidiaries in Madeira Island, Portugal, with an investment as of December 31, 2017 of R$3.6 (R$3.3 as of December 31, 2016) and a direct subsidiary in Den Bosch, The Netherlands, denominated Qualy 20 with an investment as of December 31, 2017 of R$6.5 (R$6.6 as of December 31, 2016). The wholly-owned subsidiary Qualy 5201 B.V. owns 212 subsidiaries in The Netherlands being the amount of this investment as of December 31, 2017 of R$20.2 (R$18.2 as of December 31, 2016). The indirect subsidiary Invicta Food Group Ltd. owns 120 direct subsidiaries in Ashford, England, with an investment of R$126.6 as of December 31, 2017 (R$112.5 as of December 31, 2016). The indirect subsidiary Universal Meats (UK) Ltd owns 99 direct subsidiaries in Ashford, England with an investment of R$41.6 as of December 1, 2017 (R$37.5 as of December 31, 2016). The indirect subsidiary Golden Foods Siam Europe Ltd (GFE) owns 32 subsidiaries in Ashford. England with an investment of R$0.02 as of December 31, 2017 (R$114.1 as of December 31, 2016). The purpose of these subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

(c)       On January 02, 2017, disposal of subsidiary to BRF Foods GmbH.

(d)       On January 11, 2017, establishment of equity interest.

(e)       On January 12, 2017, acquisition of equity interest by One Foods Holdings Ltd. On December 31, 2016, such equity interests were held by wholly-owned subsidiary BRF GmbH.

(f)        On January 13, 2017, with investment in SHB through capital increase in direct capital increase in direct subsidiaries. On December 31, 2016, SHB’s equity interest was held by BRF S.A. (99.00%) and by wholly-owned subsidiary PSA Laboratório Veterinário Ltda (1.00%).

(g)       On January 13, 2017, establishment of equity interest.

(h)       On February 28, 2017, acquisition of equity interest by BRF GmbH and BRF Global GmbH. On December 31, 2016, such equity interest was held by wholly-owned subsidiary Sadia Foods GmbH.

(i)        On March 08, 2017, establishment of the subsidiaries TBQ Foods GmbH.

(j)        On March 31, 2017, establishment of equity interest, 90% held by the subsidiary BRF GmbH and 10% held by the subsidiary BRF Holland B.V., both wholly-owned subsidiary.

(k)       On April 10, 2017, disposal of 100% of equity interest to One Foods Holdings Ltd.

(l)        On April 18, 2017, acquisition of 7.16% of equity interest.

(m)      On April 27,2017, change in equity interest of the subsidiaries of Campo Austral, as a result of the conclusion of the merger process started a November 01, 2016.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(n)       On May 25, 2017, subsidiary TBQ Foods GmbH acquired 79.48% of the shares issued by Banvit Bandirma Vitaminli Yem Sanayii A.S..

(o)       On June 21, 2017, change name and corporate purpose of K&S Alimentos S.A. to BRF Pet S.A..

(p)       On August 11, 2017, concluded the acquisition of part of the shares issued by Banvit Bandirma Vitaminli Yem Sanayii S.A., and thus holds 91.71% of the equity interest.

(q)       On December 11, 2017, change in equity interest of the Sadia Overseas Ltd.

1.2.       Business combination with Qatar Investment Authority ("QIA")

On January 9, 2017, BRF has entered into a share purchase agreement with the controlling shareholders of Banvit Bandirma Vitaminli Yem Sanayii A.Ş. (“Banvit” and “Shareholders”), for the acquisition of 79.5% of the shares issued by Banvit (“Shares”), the largest poultry producer in Turkey.

On May 25, 2017, Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, acquired 40% of participation in the TBQ Foods GmbH (“TBQ”), a subsidiary of BRF.  On the same date, TBQ celebrated a share purchase agreement with the controlling shareholders of Banvit, and on August 11, 2017, concluded the mandatory tender offer to non-controlling shareholders, acquiring an equity interest equivalent to 91.71%. The total value of the transaction was R$1,277.7 (Note 6.1.2).

1.3.       Corporate reorganization One Foods Holdings Ltd. (“One Foods”)

On January 11, 2017, BRF established a new wholly-owned subsidiary, One Foods, based in Dubai, which will focus on predominantly Muslim markets.

The constitution of this subsidiary involved a restructuring that included: i) sale and purchase agreement on which One Foods acquired from BRF GmbH, BRF wholly-owned subsidiary, certain equity interest in entities that serve the Halal Business (for further details refer to note 1.1); and ii) contribution of the equity interest in SHB Indústria e Comércio de Alimentos (“SHB”) to One Foods. SHB holds grain storage facilities, feed mills, outgrowers (outsourced farmers) agreements, hatcheries and 8 slaughtering and processing plants in Brazil.

In addition, BRF entered into certain agreements with One Foods that provide for the licensing of certain brands, operational and corporate activities cost sharing and supply of raw materials and finished goods (note 30).

1.4.       Business Combination – Banvit Bandirma Vitaminli Yem Sanayii Anonim Sirketi (“Banvit”)

On May 25, 2017, BRF has concluded the acquisition of Banvit, one of the largest poultry producers in Turkey. In line with Company’s continuous commitment to the Muslim markets, this acquisition allows One Foods to entry into the Turkish market, which has one of the largest poultry Halal consumption in the world (Note 6.1.2 and 6.1.3).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.5.        Weak Flesh Operation

The Brazilian authorities are investigating Brazil’s meat processing industry in the so called “Weak Flesh Operation,” which became public on March 17, 2017. The investigation involves a number of companies in the industry in Brazil.

On March 17, 2017, BRF became aware of a decision issued by a federal judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents of BRF, and the detention of certain individuals in the context of this Weak Flesh Operation. Two BRF employees were detained (both currently has been released) and three were identified for questioning.

In addition to the above, the Mineiros plant was temporarily suspended by the Ministry of Agriculture, Livestock and Food Supply (“MAPA”) on March 17, 2017, so that MAPA could conduct an additional audit on the production process of such plant. After conducting an audit, the MAPA authorized the Mineiros plant to resume operations as of April 8, 2017. The Mineiros plant reopened and resumed its operations on April 11, 2017.

On April 15, 2017, the Brazilian Federal Police issued a report on the investigation and recommended charges against three BRF employees. On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed charges against two BRF employees (one BRF regional manufacturing officer and one BRF corporate affairs manager). On April 24, 2017, the federal judge of the 14th Federal Court of Curitiba - Paraná, accepted the charges filed. Based on the charges filed against such two employees, the main allegations at this stage involve alleged misconduct relating to improper offers and/or promises to government inspectors.

BRF informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission and U.S. Department of Justice in relation to Weak Flesh Operation and are cooperating with authorities.

BRF's Statutory Audit Committee has initiated an investigation with respect to the allegations involving BRF employees in the Weak Flesh Operation and it involved outside counsel. The investigation is substantially concluded and the results obtained have not indicated necessary adjustments in the Financial Statements. The effects of the Weak Flesh Operation had operational consequences for the Company, which incurred expenses in the amount of R$157.5 recorded in other operating expenses, such as media and communication expenses, lawyers fees, freight, storage, among other in the amount of R$80.3 (note 33) and inventory losses, arising from closed external markets and/or blocked products in the amount of R$77.2, recorded in the 2nd quarter.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Additionally, in the 4th quarter, the Company also redirected inventories of finished products for use as raw material, generating a complementary provision for adjustment to realizable value in the amount of R$205.9, recorded as other operating results.

1.6.        Tax Amnesty Program (“PERT”)

The Company joined to the Tax Amnesty Program, which was established through Provisional Measures No. 783 of May 31, 2017 and No. 798 of August 31, 2017, regulated by the Normative Instruction issued by Brazilian Federal Revenue Office ("RFB") No. 1,711 of June 16, 2017 and No. 1,733 of August 31, 2017 and by the Ordinance issued by the National Treasury Attorney's Office No. 690 of June 29, 2017, amended by Ordinance Administrative No 1,032, of October 25, 2017 , that provides for a Tax Amnesty Program ("Provisional Measures").

BRF has included in the Tax Amnesty Program certain PIS, COFINS and CSLL debts ("tax debts") which were being executed by the competent government body, as the compensation of the tax debts with certain IPI credits was not accepted by RFB.

The nominal value of these debts was R$454.6, of which 20% were paid in monthly installments until December 2017, and the remaining balance will be paid in 145 monthly installments, with the reductions set out in the respective Provisional Measures. In addition, R$117.8 were already recorded as part of the provision for tax, labor and civil risks.

As a consequence of the withdrawal of the judicial suit mentioned above, the asset related to the IPI premium credit was recognized as recoverable taxes in the amount of R$ 640.6.

It is estimated that such credits will be realized in the long term, as the enforcement action is terminated and the credits cleared for compensation and/or issue of special judicial orders.

Considering the net effect of the debts entered in Tax Amnesty Program, including reductions by the program, the provisions already recorded, the recognized tax assets of the active processes, attorney's fees and taxation of the gain, the Company recorded a gain of R$154.6 in other operating income and R$315.5 in financial income, which include the cumulative effects of the current and previous years.

In addition, the Company joined Tax Amnesty Program for other debts discussed within the scope of the RFB, in the form of settlement of the balance by offsetting tax loss carryforwards and negative basis. The effect recorded was a loss of R$7.0 in other operating expenses and R$13.4 in the financial expenses.

The net effect of the Tax Amnesty Program recorded was a gain of R$147.7 in other operating income (note 33) and R$302.1 in financial income (note 34).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.7.        Seasonality

In Brazil and Southern Cone operating segments, in months of November and December of each year, the Company is impacted by seasonality due Christmas and New Year’s Celebrations, being the best-selling products in this period: turkey, Chester®, ham and pork loins.

In One Foods operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim Calendar. The start of Ramadan depends on the beginning of the moon cycle and therefore can vary each year.

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

The Company’s consolidated financial statements are expressed in millions of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements. Amounts disclosed in Brazilian Reais are informed when applicable.

The preparation of the Company’s financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of the affected assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions on a quarterly.

The consolidated financial statements were prepared on the historical cost basis except for the following items which are measured at fair value:

                 i.       derivative and non-derivative financial instruments measured at fair value;

               ii.       available for sale financial assets at fair value;

              iii.       marketable securities classified as cash and cash equivalents measured at fair value;

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

              iv.       share-based payments and employee benefits at fair value, and

               v.       biological assets at fair value.

The Company’s Management notes that the consolidated financial statements were prepared considering the continuing capacity of the Company’s operating activities, demonstrated through several acquisitions and maintenance of its operations in the operating segments in which it operates.

In addition, all the relevant information was disclosed in the explanatory notes, in order to clarify and complement the accounting basis used in the preparation of the financial statements and used by the Management.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.        Consolidation: includes the BRF’s individual financial statements and the financial statements from subsidiaries where BRF has direct or indirect control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from transactions between the Company and its subsidiaries. Non-controlling interest is presented separately.

3.2.        Functional currency and foreign currency transactions: the financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Foreign subsidiaries with functional currency – Argentine Peso, Bath, Chilean Peso, Dirham, Euro, Forint Hungary, Hong Kong Dollar, Kwait Dinar, Oman Riyal, Pound Sterling, Rande Africa, Renminbi Yuan China, Ringgit Malaysia, Riyal Saudi Arabia, Riyal Qatar, Romanian Leu, Ruble Russia, Singapore Dollar, Turkish Lira, Uruguayan Peso, U.S. Dollar, Vietnamere Dong, Won South Korea and Yen.

•      Assets and liabilities are translated at the exchange rate in effect at year-end;

•      Statement of income accounts are translated based on the monthly average rate; and

•      The cumulative effects of gains or losses upon translation are recognized as Accumulated Foreign Currency Translation Adjustments component of other comprehensive income.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Foreign subsidiaries with functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate in effect at year-end;

•      Statement of income accounts are translated based on monthly average rate;

•      The cumulative effects of gains or losses upon translation of monetary assets and liabilities are recognized in the statement of income; and

•      The cumulative effects of gains or losses upon translation of non-monetary assets and liabilities are recognized in the other comprehensive income.

As a result of the Company’s organizational change, as disclosed in note 1.3 Corporate reorganization One Foods Holdings Ltd., the functional currency of some of the Company’s subsidiaries was changed for the year ended December 31, 2017, and treated in a prospective manner, as explained in IAS 21.

Goodwill arising from business combination with entities in foreign market is expressed in the functional currency of that entity and converted by the closing exchange rate for the reporting currency of the acquirer, with the effects recognized in other comprehensive income.

The accounting policies have been consistently applied by all subsidiaries included in consolidation.

3.3.        Investments: investments in associates and joint ventures are initially recognized at cost and adjusted thereafter for the equity method. In the investments in associates, the Company must have significant influence, which is the power to participate in the financial and operating policy decisions of the investee, without having its control or joint control of those policies. In investments in joint ventures there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

3.4.        Business combinations: are accounted for using the purchase method. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition are accounted for as an expense when incurred (assets acquired and liabilities assumed, net).

When the investment has simply been moved from one part of the group to another, the acquirer in a common control transaction use book value (carry-over basis) accounting.

When acquiring a business, management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them assessing the terms of the agreement, economic circumstances and other conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.

3.5.        Segment information: an operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork and others, processed and other sales.

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

3.7.        Financial instruments: financial assets and liabilities are recorded when the Company becomes party to the contractual provisions of the instruments and classified into the following categories: marketable securities, loans, receivables, derivatives and other.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.7.1.   Marketable securities: are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

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

3.7.2.  Derivative financial instruments measured at fair value: are those actively traded on organized markets and OTC derivatives. Fair value is determined based on the amounts quoted on an active market at the balance sheet date or through models that utilize observable market inputs. These financial instruments are initially recognized at fair value and classified as derivative financial instruments, and the variation of the fair value is recognized in the statement of income.

3.7.3.  Hedge accounting transactions: the Company utilizes derivative and non-derivative financial instruments, to hedge the exposure to exchange rate and interest variations or to modify the characteristics of financial assets and liabilities and highly probable transactions, which are: (i) highly correlated to changes in the fair value of the item being hedged, both at inception and throughout the term of the contract (effectiveness between 80% and 125%); (ii) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) considered effective in the mitigation of the risk associated with the hedged exposure. These transactions are accounted for in accordance with IAS 39.

Hedges that meet the criteria of hedge accounting are recorded as cash flow hedge, fair value hedge or hedge of foreign net investment, and the latter is not practiced by the Company.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognized as other comprehensive income, while the ineffective portion of the hedge is recognized immediately as financial income or expense.

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

In a fair value hedge, the effective portion of the gain or loss on the hedging instrument is recognized into income statement at the same time as the hedge object’s fair value variation. When the hedge object is a firm commitment, the amount initially recorded of the asset or liability is adjusted with the gain or loss.

3.7.4.   Loans and receivables: these are financial assets with fixed or determinable payments. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.7.5.   Financial liabilities non-derivatives: the liabilities are initially recognized at fair value deducted any transaction costs directly attributable. After initial recognition, these financial liabilities are measured at amortized cost using effective interest method.

3.8.        Adjustment to present value: the Company measures the adjustment to present value of outstanding balances of non-current trade accounts receivable, trade payables and other non-current liabilities, being recorded in accounts reducing their lines on the other hand financial result. The Company adopts the weighted average of the cost of funding to determine the adjustment to present value to those assets and liabilities, which corresponds to annual rate of 12.70% (14.30% p.a. on December 31, 2016).

3.9.        Trade accounts receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of allowance for

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

doubtful accounts.

The Company adopts procedures and analysis to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, court measures are considered and the notes are reclassified to non-current assets at the same time an allowance is recognized. The notes are written-off from the allowance when management considers that they are not recoverable after taking all appropriate measures to collect them.

3.10.     Inventories: are evaluated at average acquisition or formation cost, not exceeding their net realizable value. The cost of finished products includes raw materials, labor, cost of production, transport and storage, which are related to all process needed to make the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas abnormal losses, if any, are recorded as other operating expense.

3.11.     Biological assets: The consumables and production biological assets (live animals) and the forest are measured at their fair value, being applied the cost approach technique to live animals and market approach to the forest. In the determination of the live animal’s fair value, all the inherent losses to the production process were considered.

3.12.     Assets held for sale and discontinued operations: Such assets are measured at carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified under this heading when the sale is highly probable and they are available for immediate sale under their current conditions.

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

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company annually performs an analysis of impairment indicators of property, plant and equipment. The recoverability of these assets was tested for impairment in 2017, and no adjustments were identified. The realization of the test involved the adoption of assumptions and judgments, as disclosed in note 18. In accordance with IAS 36, an impairment for loss for property, plant and equipment, is only recognized if the related cash-generating unit is devalued. Such condition is also applied if the asset’s recoverable amount is less than its carrying amount. The recoverable amount of asset or cash-generating unit is the greater of its value in use and its fair value less cost to sell.

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

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the economic useful life of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records goodwill and trademarks as intangibles assets with indefinite useful life.

Goodwill recoverability was tested for fiscal year 2017 and no impairment loss was identified.  Such test involved the adoption of assumptions and judgments, disclosed in note 18.

3.15.     Income taxes: in Brazil, are comprised of corporate income tax (“IRPJ”) and social contribution tax (“CSLL”), which are calculated monthly on taxable income,

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

at the rate of 15% plus 10% surtax for IRPJ, and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

The income from foreign subsidiaries is subject to taxation pursuant to the local tax rates and legislation.  In Brazil, these incomes are taxed according to the Law 12.973/14, respecting the tax treaty signed by each country with Brazil in order to avoid double taxation.

Deferred taxes are recorded on IRPJ and CSLL tax losses, and on temporary differences between the tax basis and the carrying amount on assets and liabilities and classified as non-current assets, as required by IAS 01. When the Company’s analysis indicates that the realization of these credits is not probable, the deferred taxes are derecognized.

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

Deferred tax assets and liabilities must be measured by enacted or substantially enacted rates that are expected to be applicable for the period when the assets are realized and liabilities settled.

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

The Company is part of various lawsuits, including, tax, labor and civil claims, mainly in Brazil. The assessment of the likelihood of an unfavorable outcome in these lawsuits includes the analysis of the available evidence, the hierarchy of the laws, available prior court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation,

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

conclusions of tax inspections or additional exposures identified based on new claims or court decisions.

A contingent liabilities of business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably and subsequently are measured at the higher of:

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

Operating lease agreements are recognized as straight-line expenses throughout the lease terms.

3.19.     Share based payments: the Company provides share based payments restricted stock for its executives, which are settled with Company shares. The Company adopts the provisions of IFRS 2, recognizing as an expense, on a straight-line basis, the fair value of the options granted, over the length of service required by the stock options plan or share, with a corresponding entry to equity. The accumulated expense recognized reflects the acquired vesting period and the Company's best estimate of the number of shares to be acquired.

The expense or income arising from the movement during the year is recognized in the statement of income under other operating expense or income. Expense is reversed/trued up in case of failure to satisfy a service vesting condition (forfeiture).

The effect of outstanding options is reflected as additional dilution in the calculation of diluted earnings per share.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.20.     Pension and other post-employment plans: the Company sponsors four supplementary defined benefit and defined contribution plans, as well as other post-employment benefits, for which, an actuarial appraisal is annually prepared by an independent actuary and is reviewed by management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of a limit on contributions and returns on plan assets, are recognized in the balance sheet with a contra entry in other comprehensive income when incurred. These measurements are not reclassified to statement of income in subsequent periods.

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

3.21.     Earnings (Losses) per share: basic earnings (losses) per share are calculated by dividing the net profit attributable to the holders of ordinary shares of the Company by (losses) the weighted average number of ordinary shares during the year. Diluted earnings per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all dilutive potential ordinary shares into ordinary shares.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.22. Revenue recognition: revenues comprise the fair value of consideration received or receivable from the sale of products, net of taxes, returns, rebates and discounts.

Revenues are recognized when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise any involvement related to the ownership, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

3.23.     Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

3.24.    Financial income and expenses: include interest earnings on amounts invested (including available for sale financial assets held to maturity, held for trading and cash and cash equivalents), dividend income (except for dividends received from equity investees), gains on disposal of available for sale financial assets, exchange rate  variation on assets (situations in which there is a devaluation of the national currency against the currency of the asset in question), changes in fair value of financial assets measured at fair value through profit or loss, adjustment to present value (trade accounts receivable, notes receivable, short-term debt and trade accounts payable), gains and losses on hedging instruments that are recognized in income, interest on loans and financing and monetary variation on contingencies and tax credits. Interest income is recognized in earnings through the effective interest method.

3.25.     Grants and government assistance: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established are met and related benefits will be received. The amounts recorded in the statement of income when excluded from the income tax and social contribution calculation basis are transferred in shareholders’ equity, as a reserve of tax incentives, unless there are accumulated losses.

3.26.     Dividends and interest on shareholders’ equity:  the proposal for payment of dividends and interest on shareholders’ equity made by the Company’s Management, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by management before the end of  the accounting period covered by the consolidated financial statements, not yet approved by the

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

shareholders, is recorded as additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is stated as dividends directly in shareholders’ equity.

3.27.     Transactions and balances in foreign currency: the transactions in foreign currency are translated into the functional currency of the company using the exchange rates at the transaction date. Balances of monetary items denominated in foreign currency are translated using the exchange rates in effect at the balance sheet date or settlement, being the gains or losses on exchange rate variation recognized as financial result.

The exchange rates in Brazilian Reais effective at the balance sheet dates were as follows:

Exchange rate at the balance sheet date	12.31.17	12.31.16
Bath (THB)	0.1015	0.0911
Kwait Dinar (KWD)	10.9791	10.6751
Dirham (AED)	0.9006	0.8875
Singapore Dollar (SGD)	2.4753	2.2572
U.S. Dollar (US$ or USD)	3.3080	3.2591
Euro (€ or EUR)	3.9693	3.4384
Forint Hungary (HUF)	0.0128	0.0111
Yen (JPY)	0.0294	0.0279
Pound Sterling (£ or GBP)	4.4714	4.0364
Turkish Lira (TRY)	0.8752	0.9258
Argentine Peso ($ or ARS)	0.1755	0.2056
Chilean Peso (CLP)	0.0054	0.0049
Uruguayan Peso (UYU)	0.1149	0.1122
Rande Africa (ZAR)	0.2690	0.2379
Renminbi Yuan China (CNY)	0.5087	0.4695
Saudi Riyal (SAR)	0.8821	0.8689
Qatar Riyal (QAR)	0.9088	0.8951
Omani Riyal (OMR)	8.6011	8.4718
Ringgit Malaysia (MYR)	0.8180	0.7267
Ruble Russia (RUB)	0.0574	0.0534
Won South Korea (KRW)	0.0031	0.0027

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Average rates
Bath (THB)	0.0942	0.0989
Kwait Dinar (KWD)	10.5318	11.5548
Dirham (AED)	0.8692	0.9503
Singapore Dollar (SGD)	2.3130	2.5261
U.S. Dollar (US$ or USD)	3.1920	3.4901
Euro (€ or EUR)	3.6071	3.8615
Forint Hungary (HUF)	0.0117	0.0124
Yen (JPY)	0.0285	0.0321
Pound Sterling (£ or GBP)	4.1150	4.7464
Turkish Lira (TRY)	0.8759	1.1593
Argentine Peso ($ or ARS)	0.1934	0.2373
Chilean Peso (CLP)	0.0049	0.0052
Uruguayan Peso (UYU)	0.1115	0.1158
Rande Africa (ZAR)	0.2401	0.2372
Renminbi Yuan China (CNY)	0.4726	0.5261
Saudi Riyal (SAR)	0.8512	0.9307
Qatar Riyal (QAR)	0.8727	0.9586
Omani Riyal (OMR)	8.2977	9.0721
Ringgit Malaysia (MYR)	0.7435	0.8433
Ruble Russia (RUB)	0.0548	0.0521
Won South Korea (KRW)	0.0028	0.0030

3.28.     Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

•         fair value of financial instruments (note 4);

•         impairment of non-financial assets (note 5 and 18);

•         measurement of fair value of items related to business combinations (note 6);

•         allowance for doubtful accounts (note 9);

•         net realizable value provision for inventories (note 10);

•         fair value of biological assets (note 11);

•         loss on the reduction of recoverable value of taxes (note 12 and 13);

•         useful lives of property, plant and equipment and intangible (note 17 and 18);

•         share-based payment transactions (note 24);

•         pension and post-employment plans (note 25);

•         provision for tax, civil and labor risks (note 26); e

•         definition of the moment when significant risks and rewards of ownership are transferred in recognizing revenue.

The Company reviews the estimates and underlying assumptions used in its accounting estimates on a quarterly basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The Risk Policy is under the management of the Board of Directors, Risk Management Committee and Financial Risk Management, with clear and defined roles and responsibilities, as follows:

•         The Board of Directors is responsible for approving the Risk Policy and defining the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders. The current risk policy was reviewed and approved on November 26, 2015, with maturity of two years, which was automatically renewed for the same period since there was no express change;

•         The Financial Risk Management Committee formally and subordinated to the Executive Board, is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging strategies and monitoring the risk exposure levels to ensure compliance with Risk Policy; and

•         The Risk Management area has a crucial role in monitoring, evaluating and reporting of the financial risks taken by the Company.

The Risk Policy does not authorize the Company’s management to contract leveraged derivative transactions and determines that any individual hedge operations (notional amount) must not exceed 2.5% of the Company’s shareholders’ equity. The contracting of derivatives is exclusively for hedge purposes.

a.            Credit risk management

The Company is subject to the credit risk related to trade accounts receivable, marketable securities, derivative contracts and cash and cash equivalents.

Credit risk associated with trade accounts receivable is actively managed through the use of specific systems. Furthermore, it should be noted the diversification of the customer portfolio and the concession of credit to customers with good financial and operational conditions. The Company does not usually require collateral for sales to customer, and has a contracted credit insurance policy for specific markets.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Credit risk associated with marketable securities, cash and cash equivalents and derivative contracts is limited to the counterparties listed below and is managed according to the rating and concentration of the Company’s portfolio.

On December 31, 2017, the Company had financial investments over R$100.0 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco HSBC, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Citbank and JP Morgan.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco do Brasil, Banco Itaú, Banco Santander, Banco Votorantim, Citibank, Deutsche Bank, Merrill Lynch, Morgan Stanley e Rabobank.

b.            Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow. Thus, the Company utilizes the following metrics:

•         Cash Flow at Risk (“CFaR”), which aims to statistically estimates the cash flows for the next 12 months and the Company’s liquidity exposure. The Company determined that the minimum cash available should be equivalent mainly to the average monthly billing and Earning Before Income, Tax, Depreciation and Amortization (“EBITDA”) for the last twelve-month period; and

•         Value at Risk ("VaR") is used to measure the risk of variations in the fair value of the derivatives, determining statistically the potential maximum adjustments in intervals of 1 to 21-days.

The Company maintains its leverage levels in order to avoid any impact to its ability to settle commitments and obligations. As a guideline, the majority of the debt should be in long-term. On December 31, 2017, the long-term debt portion accounted for 75.4% (82.9% as of December 31, 2016) of the total outstanding debt with an average term greater than 4 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.17
	Book value	Cash flow contracted	2018	2019	2020	2021	2022	2023 onwards
Non derivative financial liabilities
Loans and financing	11,410.7	11,953.8	4,533.2	4,459.4	1,337.1	99.5	720.7	803.9
BRF bonds	4,479.2	5,262.4	662.3	143.0	143.0	143.0	2,508.2	1,663.0
BFF bonds	292.2	336.4	20.6	20.6	295.1	-	-	-
BRF GMBH bonds	1,628.9	2,301.5	71.9	71.9	71.9	71.9	71.9	1,941.8
Quickfood bonds	168.0	265.9	57.5	89.5	60.6	43.6	14.7	-
SHB bonds	2,465.4	3,247.0	117.8	117.8	117.8	117.8	117.8	2,657.8
Trade accounts payable	6,445.5	6,445.5	6,445.5	-	-	-	-	-
Supply chain finance	715.2	715.2	715.2	-	-	-	-	-
Financial lease	232.6	352.8	72.5	63.5	45.4	29.4	24.4	117.6
Operational lease	-	655.6	374.9	76.8	44.6	34.5	31.7	93.0

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Swap (Interest rate and exchange rate)	166.3	166.4	166.1	0.3	-	-	-	-
Currency derivatives (NDF)	6.8	10.3	10.3	-	-	-	-	-
Commodities derivatives - Corn (NDF)	4.6	5.0	5.0	-	-	-	-	-
Commodities derivatives - Soybean meal (NDF)	3.0	3.0	3.0	-	-	-	-	-
Commodities derivatives - Soybean oil (NDF)	0.1	0.1	0.1	-	-	-	-	-
Currency derivatives (options)	25.9	0.5	0.5	-	-	-	-	-
Commodities derivatives - Corn (NDF)	0.6	-	-	-	-	-	-	-
Commodities derivatives - Soybean (Options)	1.5	0.2	0.2	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	2.0	9.4	9.4	-	-	-	-	-
Currency derivatives (Future)	0.2	0.2	0.2	-	-	-	-	-
Swap (index / currency / stocks)	86.5	86.4	57.6	28.8	-	-	-	-
Commodities derivatives (Future)	2.0	-	-	-	-	-	-	-

c.            Interest rate risk management

Interest rates risk is the one the Company incurs in economic losses resulting from changes in these rates, which could affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates, in order to evaluate any need to enter into hedging transaction to protect from the exposure to fluctuation of such rates and manage the mismatch between its financial investments and debts. In these transactions, the Company enters into contracts that exchange floating rate for fixed rate or vice-versa. Such transactions were designated by the Company as cash flow hedge.

The Company’s indebtedness is essentially tied to the London Interbank Offered rate ("LIBOR"), fixed coupon (“R$ and USD”), Interbank Deposit Certificate (“CDI”) and Amplified Consumer Price Index (“IPCA”). In case of adverse changes in the market that result in LIBOR, CDI and IPCA hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms.

With regards to the Company's marketable securities, the main index is the Interbank Deposit Certificate ("CDI") for investments in Brazil and fixed coupon (“USD”) for investments in the Foreign market.

d.            Foreign exchange risk management

Foreign exchange risk is the one related to variations of foreign exchange rates that may cause the Company to incur unexpected losses, leading to a reduction of assets or an increase in liabilities.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Risk Policy is intended to protect the Company's results from these variations, in order to:

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

The Company’s consolidated financial statements are mainly impacted by the following currencies: Argentine Peso, Baht, Yen, Dirham, Euro, Kwait Dinar, Pound Sterling, Riyal Saudi Arabia, Riyal Qatar, Turkish Lira and U.S. Dollar.

Assets and liabilities denominated in foreign currency are as follows, summarized in Brazilian Reais:

	12.31.17	12.31.16

Cash and cash equivalents	278.1	27.7
Trade accounts receivable	862.2	1,512.4
Trade accounts payable	31.4	(707.3)
Loans and financing	(6,136.4)	(5,425.2)
Hedge	3,049.7	3,477.7
Investments, net	1,985.7	441.8
Other assets and liabilities, net	(15.3)	74.8
	-	-
Foreign exchange exposure	55.4	(598.3)

The net exposure is mainly composed of the following currencies:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		31.12.17		31.12.16
Net P&L Exposure	in thousands	Equivalent in thousands of R$	in thousands	Equivalent in thousands of R$

Argentine Pesos	1,066.3	187.1	497.6	102.3
Euros	(41.0)	(162.8)	26.6	91.4
Pound Sterling	2.9	13.1	12.1	48.9
Yen	1,309.7	38.5	2,953.8	82.5
Rubles	1,334.3	76.6	-	-
Turkish Liras	(391.2)	(342.4)	-	-
U.S. Dollars	74.2	245.3	(283.3)	(923.3)
Total		55.4		(598.3)

The Company’s foreign subsidiaries have amounts denominated in Brazilian Reais registered as trade accounts payable, which reduces the exposure to liabilities in foreign currencies registered in Brazil. On December 31, 2017, this effect overcame the amount of trade accounts payable in foreign currencies registered in Brazil, generating an inversion of the trade accounts payable exposure when compared to December 31, 2016. In other situations, this dynamic may also occur for cash and cash equivalents.

The investments, net line item is comprised of natural hedges derived from assets and liabilities of foreign subsidiaries with the Brazilian Reais as functional currency.

The Company has a foreign exchange exposure that impacts shareholders’ equity equivalent to R$5,519.3 on December 31, 2017 (R$4,348.1 on December 31, 2016). This exposure does not contemplate the effects of the financial instruments designated as hedging instruments presented in the note 4.2.1, whose changes in fair value present a temporary effect on shareholders’ equity until the hedge transaction occurs.

e.            Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal, soybean oil and live hog, which are some of the individual components of production cost.

Corn, soybean meal and soybean oil prices are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, government’s agricultural policy, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits for hedging the corn, soybean meal and soybean oil prices purchase flow, aiming to reduce the impact resulting from a price increase of these raw materials, and may utilize derivative instruments or inventory management for this purpose.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

f.             Capital management

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

The Company monitors debt levels and net debt, which are shown below:

	12.31.17			12.31.16
	Current	Non-current	Total	Total
Foreign currency debt	(1,438.6)	(9,662.8)	(11,101.3)	(10,318.7)
Local currency debt	(3,592.8)	(5,750.3)	(9,343.0)	(8,643.6)
Other financial liabilities	(299.5)	-	(299.5)	(529.6)
Gross debt	(5,330.9)	(15,413.1)	(20,743.8)	(19,491.9)

Marketable securities and cash and cash equivalents	6,239.3	568.8	6,808.1	7,506.9
Other financial assets	90.5	-	90.5	198.0
Restricted cash	127.8	407.8	535.6	645.9
Net debt	1,126.7	(14,436.5)	(13,309.6)	(11,141.1)

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

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Risk Policy has also the purpose of determining parameters for using financial instruments, including derivatives, which are designated as protection to operating and financial assets and liabilities, which are exposed to the variations of foreign exchange rates, the fluctuation of interest rates and changes to commodity prices. The Risk Management Committee is responsible for ensuring compliance to the requirements established by the Company’s Risk Policy, supported by the Market Risk Management area.

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

The instruments hired for these hedge relations are highly effective in protecting the variations of the fair value or cash flow attributable to the hedged risk. The prospective and retrospective effectiveness tests are prepared at each period end, following the criteria demonstrated below:

•         The prospective test is based on the comparison between the critical terms of the hedging instruments and of the hedged items. The hedged items (future monthly export sales or firm commitments) and the hedge instruments have the same critical terms, as follows:

•         Both fair values change due to the exchange rate or commodities prices variation (spot or forward rate method);

•         Their notional amounts are similar; and

•         Their maturities are identical, both the hedged item and the settlement of the financial instrument will occur at the same period.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•         The retrospective test is based on the comparison of the accumulated variation since the inception between the fair value of the hedging instrument and the fair value of the hedged item. The actual effectiveness of the hedge relation is assessed on the instruments settlement date, by comparing the accumulated change of the expected revenues with the actual gains or losses realized on the financial instrument.

The Company, within its hedge accounting strategy, utilizes the following financial instruments:

a.            Non-deliverable forwards – NDF

Non-deliverable forward contract is the future commitment to purchase or sell certain currencies or commodities on a certain date in the future for a predetermined price. This contract does not require physical settlement of contracted positions, but the financial settlement of the difference between the settlement price and the predetermined price of the contract.

b.            Interest rate and currency swap

Similar to a non-deliverable forward contract, the swap is the future commitment to buy or sell certain interest rates or currency at a specified date in the future for a predetermined price. The particularity in this type of transaction is the possibility to exchange cash flows on several dates. The Company contracts swaps that do not require the physical settlement of contracted positions, but the financial settlement of the difference between the settlement price and the price established in the contract.

c.            Options

A put option (“PUT”) gives to the holder (option holder) the right to buy an asset at a certain price (strike) at certain future date (the exercise date). A call option (“CALL”) gives to the holder the right to sell an asset at a certain price at a certain future date. In addition, there is a possibility of buying (premium disbursement, with rights) or selling (premium receiving, with obligations).

d.            Export prepayments – PPEs

The Company utilizes the exchange rates variation of export prepayments contracts (“PPEs”) as a hedge instrument for the highly probable future sales in foreign currency.

e.            Senior unsecured notes – Bonds

The Company designates part of the transactions involving Senior Unsecured Notes as hedge accounting for its highly probable future sales in foreign currency.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.2.1 Breakdown of the balances of derivative financial instruments

The positions of outstanding derivative financial instruments are as follows:

			12.31.17		12.31.16
Instrument	Hedge object	Reference currency (notional)	Reference value (notional)	Fair value (1)	Reference value (notional)	Fair value (1)
Financial instruments designated as hedge accounting
NDF - U.S. Dollar sale	Currency	US$	208.4	(3.7)	106.9	6.6
NDF - Euro sale	Currency	EUR	15.0	(0.6)	145.0	56.9
NDF - Pound Sterling sale	Currency	GBP	25.0	(0.9)	34.0	11.1
Currency swap - U.S. Dollar	Currency	BRL	250.0	(153.2)	250.0	(150.8)
Interest rate swap - U.S. Dollar	Interest	US$	100.0	(2.5)	200.0	(11.3)
Options - U.S. Dollar	Currency	US$	361.8	(2.6)	1,322.0	66.8
Options - Euro	Currency	EUR	-	-	80.0	16.9
NDF - Commodities purchase	Commodities	Ton/US$	598.5	(7.5)	85.0	(0.9)
NDF - Commodities sale	Commodities	Ton/US$	77.7	1.8	308.6	1.8
Future - B3	Commodities	Ton/US$	99.1	0.3	32.0	-
Options (Collar) - Commodities	Commodities	Ton/US$	49.9	(1.5)	-	-
Interest rate swap - U.S. Dollar	Interest	US$	200.0	(10.8)	200.0	(22.0)
NDF - U.S. Dollar sale	Currency	US$	80.0	(0.4)	-	-
Options - U.S. Dollar	Currency	US$	40.0	0.2	-	-
Fixed exchange rate - U.S. Dollar	Currency	US$	-	-	0.8	(0.1)
Fixed exchange rate - Euro	Currency	EUR	-	-	6.6	(0.2)
Fixed exchange rate - Pound Sterling	Currency	GBP	-	-	6.6	-
Total				(181.4)		(25.2)

Financial instruments not designated as hedge accounting
NDF - Purchase of U.S. Dollar	Currency	US$	800.0	(2.0)	680.0	(82.5)
NDF - Purchase of Euro	Currency	EUR	30.0	0.2	-	-
Currency swap - U.S. Dollar	Currency	US$	50.0	1.3	222.0	(200.8)
Currency swap - Euro	Currency	EUR	-	-	13.8	(17.7)
Interest rate - R$	Interest	BRL	549.0	23.9	50.0	0.4
Interest rate - U.S. Dollar	Interest	US$	8.3	-	-	-
Stock swap (2)	Stock	BRL	510.1	(86.4)	-	-
Future - B3	Currency	US$	36.0	(0.2)	150.0	(5.2)
NDF - Purchase of Euro	Currency	EUR	550.0	36.2	300.0	(0.5)
Options -Turkish Lira	Currency	US$	50.0	(0.6)	-	-
Fixed exchange rate - US$	Currency	US$	-	-	0.8	-
Total				(27.6)		(306.3)

Total				(209.0)		(331.5)

(1)     The fair value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, obtained from the database of Bloomberg, Reuters, Brazil Central Bank and B3.

(2)     Total Return Swap asset in BRF’s stocks and liability in percentage of CDI.

a.            Non-deliverable forwards – NDF

 i.             Currency non-deliverable forwards - NDF

The position of the currency non-deliverable forward – NDF, by maturity, as well as the weighted average exchange rates and the fair value, are presented as follows:

12.31.17
SHORT	R$ x US$			R$ x EUR			R$ x GBP
Maturities	Notional (US$)	Average rate	Fair value	Notional (EUR)	Average rate	Fair value	Notional (GBP)	Average rate	Fair value
Financial instruments designated as cash flow hedge
January 2018	130.0	3.2891	(3.2)	15.0	3.9244	(0.6)	10.0	4.3710	(0.9)
February 2018	78.4	3.3128	(0.5)	-	-	-	15.0	4.4690	-
	208.4	3.2980	(3.7)	15.0	3.9244	(0.6)	25.0	4.4298	(0.9)

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

LONG	US$ x R$			EUR x R$
Maturities	Notional (US$)	Average rate	Fair value	Notional (EUR)	Average rate	Fair value
Financial instruments not designated as hedge accounting
March 2018	800.0	3.3381	(2.0)	30.0	4.0000	0.2
	800.0	3.3381	(2.0)	30.0	4.0000	0.2

SHORT	R$ x US$
Maturities	Notional (US$)	Average rate	Fair value
Financial instruments designated as cash flow hedge
January 2018	20.0	3.3238	0.2
February 2018	40.0	3.3059	(0.7)
March 2018	20.0	3.3340	-
	80.0	3.3174	(0.4)

LONG	US$ x EUR
Maturities	Notional (EUR)	Average rate	Fair value
Financial instruments not designated as hedge accounting
March 2018	550.0	1.1817	36.2
	550.0	1.1817	36.2

ii.             Commodities non-deliverable forwards – NDF

The position of the commodities non-deliverable forwards – NFD, by maturity, as well as weighted average exchange rates and the fair value, are presented as follows:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.17
LONG - Soybean meal	Quantity	Average rate	Fair
Maturities	Ton	US$/Ton	value
Designated as cash flow hedge
April 2018	10.0	131.80	(0.5)
June 2018	43.0	131.71	(1.7)
July 2018	13.0	129.43	(0.2)
August 2018	8.0	129.82	(0.2)
September 2018	8.0	128.74	(0.2)
November 2018	10.0	128.74	(0.2)
	92.0	130.65	(3.0)

LONG - Corn	Quantity	Average rate	Fair
Maturities	Ton	US$/Ton	value
Designated as cash flow hedge
February 2018	36.6	138.10	-
April 2018	320.0	145.12	(4.0)
August 2018	20.0	148.40	(0.1)
November 2018	80.0	152.38	(0.3)
December 2018	35.0	152.26	(0.1)
	491.6	146.42	(4.5)

LONG - Soybean oil	Quantity	Average rate	Fair
Maturities	Ton	US$/Ton	value
Designated as cash flow hedge
February 2018	3.0	731.33	-
April 2018	3.0	733.33	-
June 2018	2.0	745.16	-
July 2018	1.0	744.50	-
August 2018	1.0	744.94	-
September 2018	2.0	741.63	-
November 2018	3.0	732.74	-
	15.0	737.02	-

SHORT - Corn	Quantity	Average rate	Fair
Maturities	Ton	US$/Ton	value
Designated as fair value hedge
June 2018	33.7	149.87	0.6
August 2018	21.0	149.19	0.1
	54.7	149.61	0.7

SHORT - Soybean	Quantity	Average rate	Fair
Maturities	Ton	US$/Ton	value
Designated as fair value hedge
February 2018	23.0	367.26	1.1
	23.0	367.26	1.1

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

b.            Interest rate and currency swap

The position of interest rate and currency swap is presented as follows:

12.31.17
Instrument	Maturity	Assets (Hedged object)	Liabilities (Protected risk)	Notional	Fair value
Financial instruments designated as cash flow hedge

Interest rate	06.18.18	LIBOR 3M + 2.60% p.a.	5.47% p.a.	100.0	(2.5)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.90% p.a.	100.0	(5.4)
Interest rate	02.01.19	LIBOR 6M + 2.70% p.a.	5.88% p.a.	100.0	(5.4)
				300.0	(13.3)

Currency swap	05.22.18	R$ + 7.75%	US$ + 1.60%	250.0	(153.0)

					(166.3)

Financial instruments not designated as hedge accounting
Interest rate	01.22.18	LIBOR 6M + 2.82% p.a.	5.86% p.a.	8.3	-
Interest rate - Bond	05.22.18	R$ (Fixed rate of 7.75% p.a.)	68.84% CDI	50.0	0.5
Interest rate	04.02.19	R$ (Fixed rate of 9.61% p.a.)	95.00% CDI	250.0	11.5
Interest rate	04.02.19	R$ (Fixed rate of 9.61% p.a.)	93.54% CDI	249.0	11.9
					23.9

Currency swap	04.12.19	US$ + 2,67% p.a.	110.91% CDI	50.0	1.3

Stock swap	02.05.19	BRFS3	110.00% CDI	510.1	(86.4)
					(61.3)

c.            Options (1)

 i.             Currency options

The Company designates as a cash flow hedge or fair value hedge only the variation in the intrinsic value of its options, recognizing the time value of the premium in the financial result. If the hedge is not effective and the option is not exercised due to devaluation of the Brazilian Real, the losses related to the options will be registered as financial expenses in the statement of income.

The Company has designated transactions involving options denominated collar where there is a purchase of a put option ("PUT") and a sale of a call option ("CALL"), simultaneously, such that the premium paid for the call is compensated by the premium received in the put.

When the market price of any of the options is not available in an active market, the fair value is based on an option pricing model (Black-Scholes or Binomial).

(1)        The average rates of options contracts may not reflect the expected final result, such as those presented in the table of sensitivity analysis, since its consists of several transactions.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.17
R$ x US$
Type	Maturities	Notional (US$)	Average US$	Fair value

Financial instruments designated as cash flow hedge
Collar - Call (Sale)	January 2018	(60.0)	3.4500	(2.0)
Collar - Put (Purchase)	January 2018	60.0	3.1900	0.9
Collar - Call (Sale)	February 2018	(61.8)	3.3660	(3.2)
Collar - Put (Purchase)	February 2018	61.8	3.2501	2.2
Collar - Call (Sale)	March 2018	(100.0)	3.4074	(5.6)
Collar - Put (Purchase)	March 2018	100.0	3.2894	6.0
Collar - Call (Sale)	April 2018	(40.0)	3.4393	(2.6)
Collar - Put (Purchase)	April 2018	40.0	3.3025	3.0
Collar - Call (Sale)	June 2018	(40.0)	3.4745	(3.3)
Collar - Put (Purchase)	June 2018	40.0	3.2250	2.3
Collar - Call (Sale)	July 2018	(20.0)	3.4930	(1.9)
Collar - Put (Purchase)	July 2018	20.0	3.3100	2.0
Collar - Call (Sale)	August 2018	(20.0)	3.5280	(2.0)
Collar - Put (Purchase)	August 2018	20.0	3.2900	1.9
Collar - Call (Sale)	September 2018	(20.0)	3.5380	(2.2)
Collar - Put (Purchase)	September 2018	20.0	3.2800	1.9
		-		(2.6)

12.31.17
R$ x US$
Type	Maturities	Notional (US$)	Average US$	Fair value

Financial instruments designated as cash flow hedge
Collar - Call (Sale)	April 2018	(20.0)	3.4500	(1.3)
Collar - Put (Purchase)	April 2018	20.0	3.2600	1.1
Collar - Call (Sale)	June 2018	(20.0)	3.4857	(1.7)
Collar - Put (Purchase)	June 2018	20.0	3.3300	2.1
		-		0.2

12.31.17
TRY x US$
Type	Maturities	Notional (US$)	Average US$	Fair value

Financial instruments not designated as hedge accounting
Collar - Call (Sale)	June 2018	(50.0)	4.4342	(2.0)
Collar - Put (Purchase)	June 2018	50.0	3.6960	1.4
				(0.6)

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

ii.             Soybean meal options

12.31.17
Soybean meal		Quantity	Average rate	Fair value
Type	Maturities	Ton	US$/Ton
Financial instruments designated as cash flow hedge
Collar - Call (Purchase)	February 2018	10.0	142.91	-
Collar - Put (Sale)	February 2018	(10.0)	122.04	(0.2)
Collar - Call (Purchase)	April 2018	20.0	146.65	0.1
Collar - Put (Sale)	April 2018	(20.0)	125.39	(0.7)
Collar - Call (Purchase)	June 2018	10.0	145.07	0.2
Collar - Put (Sale)	June 2018	(10.0)	126.18	(0.5)
Collar - Call (Purchase)	July 2018	10.0	141.14	0.2
Collar - Put (Sale)	July 2018	(10.0)	129.72	(0.7)
				(1.6)

4.2.2 Breakdown of the balances of non-derivative financial instruments

The position of non-derivative financial instruments designated as cash flow hedge is presented as follows:

			12.31.17		12.31.16
Hedge Instrument	Hedge object	Reference currency (notional)	Value (notional)	Fair value (1)	Value (notional)	Fair value (1)

Export prepayment - PPEs	Exchange rate	USD	208.3	689.2	300.0	977.7
Senior unsecured notes - Bonds	Exchange rate	USD	268.7	990.3	268.7	977.2
			-	-	-	-
			477.0	1,679.5	568.7	1,954.9

(1)     Reference value converted by FX rate in effect at year-end or partial repeal dates. This amount set forth the total that may impact the Company’s shareholders’ equity.

a.            Export prepayments – PPEs

The position of PPEs designated as cash flow hedge is presented as follows:

12.31.17
Hedge Instrument	Type of risk hedged	Maturities	Notional (US$)	Average rate	Fair value (1)

Export prepayment - PPE	US$ (E.R.)	01.2018 to 02.2019	208.3	1.8643	689.2

(1)       Reference value converted by the Ptax rate at the end of the year or partial revocation dates. This amount set forth the total that may impact the Company's shareholders' equity.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

b.            Senior unsecured notes – Bonds

The position of bonds designated as cash flow hedge is presented as follows:

12.31.17
Hedge Instrument	Type of risk hedged	Maturities	Notional (US$)	Average rate	Fair value (1)

BRF SA BRFSBZ5	US$ (E.R.)	06.2022	118.7	2.0213	494.1
BRF SA BRFSBZ3	US$ (E.R.)	05.2023	150.0	2.0387	496.2

			268.7	2.0310	990.3

(1)       Reference value converted by the Ptax rate at the end of the year or partial revocation dates. This amount set forth the total that may impact the Company's shareholders' equity.

4.3.        Gains and losses of derivative and non-derivative financial instruments

The unrealized gains and losses of derivative and non-derivative financial instruments designated as cash flow hedge while unrealized are recorded as a component of other comprehensive income, as set forth below:

	Shareholders' Equity
	12.31.17	12.31.16
Derivatives designated as cash flow hedges
Foreign exchange risks	(162.5)	(29.2)
Interest risks	(8.5)	(25.9)
Commodity risks	(10.6)	3.4
	(181.6)	(51.7)

Non derivatives designated as cash flow hedges
Foreign exchange risks	(682.1)	(812.0)

Gross losses	(863.7)	(863.7)
Deferred taxes on losses	291.5	287.7
OCI recognized by subsidiaries	-	-
Losses, net of taxes	(572.2)	(576.0)

Change in gross losses	-	820.0
Income taxes on financial instruments adjustments	3.8	(272.7)
OCI recognized by subsidiaries	-	-
Impact in other comprehensive income	3.8	547.3

In the year ended December 31, 2017, the realized gains and losses with derivative and non-derivative financial instruments designated as cash flow hedge resulted in a gain of R$196.1 (gain of R$707.2 in the year ended December 31, 2016), composed by a gain amounting to R$176.6 (gain of R$671.3 in the year ended December 31, 2016) recorded as gross revenues and costs of products sold and a gain of R$19.5 (gain of R$35.9  in the year ended December 31, 2016) recorded in the financial result.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In the year ended December 31, 2017, the realized gains and losses with derivative financial instruments designated as fair value hedge resulted in a gain of R$34.5 (nil effect in the year ended December 31, 2016) recorded as costs of products sold.

4.4.        Breakdown of financial instruments by category – except derivatives

	12.31.17
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Cash and bank accounts	1,670.1	-	-	-	-	1,670.1
Marketable securities	-	-	-	257.0	-	257.0
Restricted cash	-	-	-	535.6	-	535.6
Trade accounts receivable	3,925.3	-	-	-	-	3,925.3
Other credits	229.5	-	-	-	-	229.5
Other receivables	28.9	-	-	-	-	28.9
Fair value	-	-	-	-	-	-
Cash equivalents	-	-	4,340.7	-	-	4,340.7
Marketable securities	-	344.3	196.0	-	-	540.3
	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-
Amortized cost	-	-	-	-	-	-
Trade accounts payable	-	-	-	-	(6,445.5)	(6,445.5)
Supply chain finance	-	-	-	-	(715.2)	(715.2)
Loans and financing	-	-	-	-	-	-
Local currency	-	-	-	-	(9,343.0)	(9,343.0)
Foreign currency	-	-	-	-	(11,101.3)	(11,101.3)
Finance lease payable	-	-	-	-	(232.6)	(232.6)
	5,853.8	344.3	4,536.7	792.6	(27,837.6)	(16,310.2)

	12.31.16
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Cash and bank accounts	1,730.4	-	-	-	-	1,730.4
Marketable securities	-	-	-	255.5	-	255.5
Restricted cash	-	-	-	645.8	-	645.8
Trade accounts receivable	3,095.8	-	-	-	-	3,095.8
Other credits	335.5	-	-	-	-	335.5
Other receivables	74.2	-	-	-	-	74.2
Fair value	-	-	-	-	-	-
Cash equivalents	-	-	4,626.5	-	-	4,626.5
Marketable securities	-	623.3	271.2	-	-	894.5
	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-
Amortized cost	-	-	-	-	-	-
Trade accounts payable	-	-	-	-	(5,839.8)	(5,839.8)
Supply chain finance	-	-	-	-	(1,335.6)	(1,335.6)
Loans and financing	-	-	-	-	-	-
Local currency	-	-	-	-	(8,643.7)	(8,643.7)
Foreign currency	-	-	-	-	(10,318.7)	(10,318.7)
Finance lease payable	-	-	-	-	(216.8)	(216.8)
Fair value	-	-	-	-	-	-
Loans and financing - NCE	-	-	-	-	-	-
	5,235.9	623.3	4,897.7	901.3	(26,354.6)	(14,696.4)

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.5.        Determination of the fair value of financial instruments

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

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s valuation technics. These 2 types of inputs create the hierarchy of fair value set forth below:

•         Level 1 – Prices quoted (unadjusted) for identical instruments in active markets. Investments in credit linked notes, private securities, Financial Treasury Bills (“LFT”) and stocks are classified at level 1 of the fair value hierarchy.

•         Level 2 – Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. Investments in Bank Deposit Certificates (“CDB”) and derivatives are classified at level 2, since the determination of fair value is based on the price quotation widely accepted in the markets. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates.

•         Level 3 – Instruments whose significant inputs are non-observable. The Company does not have financial instruments in this classification.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The table below presents the overall classification of financial assets and liabilities according to the valuation hierarchy. For the year ended on December 31, 2017, there were no changes between the 3 levels of hierarchy.

	12.31.17
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	15.4	-	-	15.4
Public securities	-	-	-	-
Stocks	328.8	-	-	328.8
Held for trading
Financial treasury bills	166.3	-	-	166.3
Investment funds	29.7	-	-	29.7
Other financial assets
Derivatives designed as hedge accounting	-	27.5	-	27.5
Derivatives not designated as hedge accounting	-	63.1	-	63.1
	540.2	90.6	-	630.8
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge accounting	-	(208.8)	-	(208.8)
Derivatives not designated as hedge accounting	-	(90.7)	-	(90.7)
	-	(299.5)	-	(299.5)

	12.31.16
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	187.4	-	-	187.4
Public securities	56.4	-	-	56.4
Stocks	379.5	-	-	379.5
Held for trading
Bank deposit certificates	-	48.4	-	48.4
Financial treasury bills	180.5	-	-	180.5
Investment funds	42.3	-	-	42.3
Other financial assets	-	-	-	-
Derivatives designed as hedge accounting	-	197.5	-	197.5
Derivatives not designated as hedge accounting	-	0.5	-	0.5
	846.1	246.4	-	1,092.5
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge accounting	-	(222.8)	-	(222.8)
Derivatives not designated as hedge accounting	-	(306.8)	-	(306.8)
	-	(529.6)	-	(529.6)

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.6.        Comparison between book value and fair value of financial instruments

Except for the items presented below, the book value of all other financial instruments approximate fair value. The fair value of financial instruments presented below was based in prices observed in active markets, level 1 of the hierarchy for fair value measurement.

		12.31.17		12.31.16
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(369.6)	(406.7)	(364.0)	(415.1)
BRF SA BRFSBZ4	2024	-	-	(2,424.1)	(2,404.4)
BRF SA BRFSBZ3	2023	(1,608.3)	(1,578.7)	(1,568.1)	(1,567.4)
BRF SA BRFSBZ7	2018	(503.8)	(502.4)	(502.9)	(475.9)
BRF SA BRFSBZ2	2022	(1,997.5)	(1,974.5)	(1,729.1)	(1,795.8)

BFF bonds
Sadia Overseas BRFSBZ7	2020	(292.2)	(299.9)	(287.2)	(308.7)
Sadia bonds
Sadia Overseas BRFSBZ6	2017	-	-	(370.0)	(376.7)
Bonds BRF - SHB
BRF SA BRFSBZ4	2024	(2,465.4)	(2,427.8)	-	-
Bonds BRF Gmbh
BRF SA BRFSBZ4	2026	(1,628.9)	(1,553.1)	(1,606.6)	(1,538.8)
Quickfood bonds
Quickfood	2022	(168.0)	(168.0)	(144.5)	(144.5)
Total		(9,033.7)	(8,911.1)	(8,996.5)	(9,027.3)

4.7.        Table of sensitivity analysis

In preparation of the sensitivity analysis, Management considered the derivative financial instruments used to mitigate the currency risk and commodities as relevant market risks that could impact the Company's results. Currently, Management believes that fluctuations in interest rates do not significantly affect its financial results, since it has fixed through derivative financial instruments (interest rate swap), a considerable part of its floating debt.

The table below presents the possible impacts of derivative and non-derivative financial instruments considering scenarios of appreciation and depreciation of the main traded currencies by the Company with respect to its functional currency (Brazilian Real) and changes in corn prices on the Chicago Board of Trade (“CBOT”). The amount of exports utilized corresponds to notional value of derivative financial instruments entered into in order to hedge highly probable transactions.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Quantitative and qualitative information used in preparing these analyzes are based on the position for the year ended December 31, 2017. Future results may differ significantly from those estimates amounts, if the reality becomes different from the assumptions used.

		3.3080	2.9772	2.4810	4.1350	4.9620
Parity - Brazilian Reais x U.S. Dollar		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(1.3)	94.1	237.2	(239.9)	(478.4)
Options - currencies	Devaluation of R$	0.7	115.1	313.6	(277.9)	(608.7)
Export prepayments	Devaluation of R$	(300.8)	(231.9)	(128.5)	(473.1)	(645.4)
Bonds	Devaluation of R$	(343.1)	(254.2)	(120.9)	(565.3)	(787.4)
Swaps	Devaluation of R$	(157.8)	(117.0)	(55.9)	(259.8)	(361.7)
Exports (object)	Appreciation of R$	802.2	396.2	(240.0)	1,810.1	2,870.3
Cost (object)	Appreciation of R$	0.1	(2.3)	(5.6)	5.8	11.3
Not designated as hedge accouting
NDF - Purchase	Appreciation of R$	(24.1)	(288.7)	(685.7)	637.5	1,299.1
Futures purchase - B3	Appreciation of R$	(0.2)	(12.1)	(30.0)	29.6	59.3
Net effect		(24.3)	(300.8)	(715.8)	667.0	1,358.4

		3.9693	3.5724	2.9770	4.9616	5.9540
Parity - Brazilian Reais x Euro		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(0.7)	5.3	14.2	(15.6)	(30.4)
Exports (object)	Appreciation of R$	0.7	(5.3)	(14.2)	15.6	30.4
Not designated as hedge accouting
NDF - Purchase EUR x US$	Devaluation of R$	33.1	(185.2)	(512.7)	578.9	1,124.7
NDF - Purchase	Devaluation of R$	(0.9)	(12.8)	(30.7)	28.8	58.6
Net effect		32.2	(198.0)	(543.4)	607.7	1,183.3

		4.4714	4.0243	3.3536	5.5893	6.7071
Parity - Brazilian Reais x GBP		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(1.0)	10.1	26.9	(29.0)	(56.9)
Exports (object)	Appreciation of R$	1.0	(10.1)	(26.9)	29.0	56.9
Net effect		-	-	-	-	-

		143.85	129.47	107.89	179.81	215.78
Price parity CBOT - Corn - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Corn sale	Increase in the price of corn	1.0	3.6	7.6	(5.5)	(12.0)
Non-deliverable forward - Corn purchase	Decrease in the price of corn	(4.2)	(27.6)	(62.7)	54.3	112.8
Cost (object)	Decrease in the price of corn	3.1	23.9	55.1	(48.8)	(100.8)
Net effect		-	-	-	-	-

		127.11	114.40	95.33	158.89	190.66
Price parity CBOT - Soybean meal - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Soybeal meal purchase	Decrease in the price of soybean meal	(1.1)	(4.9)	(10.7)	8.6	18.3
Soybean meal options	Decrease in the price of soybean meal	(0.2)	(5.6)	(14.3)	6.2	20.8
Cost (object)	Increase in the price of soybean meal	1.3	10.5	25.1	(14.8)	(39.1)
Net effect		-	-	0.1	-	-

		353.38	318.04	265.04	441.73	530.07
Price parity CBOT - Soybean - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Soybean purchase	Decrease in the price of soybean	(1.1)	(3.7)	(7.8)	5.7	12.4
Cost (object)	Increase in the price of soybean	1.1	3.7	7.8	(5.7)	(12.4)
Net effect		-	-	-	-	-

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision maker for assessing the performance of each segment and allocating resources.

As disclosed in note 1, in order to reflect the management structure changes, the segment information is prepared considering the 5 operating segments, as follows: Brazil, Southern Cone, International, One Foods and Other Segments, which primarily observe our geographical structure. The information for the years ended December 31, 2016 and 2015 was restated in order to be comparable to the information for the year ended December 31, 2017, according to the new segments of the Company.

These segments include sales of all distribution channels and operations subdivided according to the nature of the products whose characteristics are described below:

•         Poultry: involves the production and sale of whole poultry and in-natura cuts.

•         Pork and other: involves the production and sale of in-natura cuts.

•         Processed: involves the production and sale of processed foods, frozen and processed products derived from poultry, pork and beef, margarine, vegetable and soybean-based products.

•         Other sales: involves the sale of flour for food service and others.

Other segments are divided into:

•         Ingredients: commercialization and development of animal health ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness). Such new channel was created during the 2nd quarter of 2017, with the purpose of adding value to the co-products and optimizing the Company’s production chain.

•         Other segments: commercialization of in-natura beef cuts and agricultural products.

The net sales for each reportable operating segment are presented below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		Restated
Net sales	12.31.17	12.31.16	12.31.15
Brazil
In-natura	3,489.9	3,109.0	2,997.9
Poultry	2,697.5	2,410.3	2,265.0
Pork and other	792.4	698.7	732.9
Processed	11,681.6	11,600.8	12,206.5
Other sales	17.1	98.3	51.1
	15,188.6	14,808.1	15,255.5

One Foods
In-natura	5,591.6	5,584.2	5,922.2
Poultry	5,557.2	5,542.1	5,886.8
Other	34.4	42.1	35.3
Processed	909.7	642.3	436.2
Other sales	195.5	-	-
	6,696.8	6,226.5	6,358.3

International
In-natura	5,531.7	6,547.6	5,738.2
Poultry	4,255.4	5,063.5	4,378.7
Pork and other	1,276.3	1,484.1	1,359.5
Processed	2,728.2	2,867.4	2,175.4
Other sales	237.2	221.4	1.5
	8,497.1	9,636.4	7,915.1

Southern Cone
In-natura	395.2	383.0	564.9
Poultry	195.8	230.2	290.3
Pork and other	199.4	152.8	274.6
Processed	1,408.8	1,348.0	1,271.1
Other sales	57.6	33.8	49.8
	1,861.6	1,764.8	1,885.8

Other segments
Ingredients	269.2	-	-
Other sales	956.1	1,297.1	782.0
	1,225.3	1,297.1	782.0
	33,469.4	33,732.9	32,196.6

The operating income for each reportable operating segment is presented below:

		Restated
	12.31.17	12.31.16	12.31.15
Brazil	1,019.1	1,028.5	1,547.4
One Foods	8.3	348.6	1,148.0
International	345.6	525.6	1,426.3
Southern Cone	(80.6)	30.9	88.7
Other segments	54.7	21.3	31.1
Ingredients	52.1	-	-
Other sales	2.6	21.3	31.1
Sub total	1,347.1	1,954.8	4,241.5
Corporate	(610.9)	(139.6)	(13.1)
	736.2	1,815.2	4,228.4

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Corporate line presented above refers to relevant events not attributable to the normal course of its business either to the operating segments, which are recognized as other operating income (expense). For the year ended December 31, 2017, the main events were: R$332.9 in provisions for contingencies, mainly public civil actions, R$157.5 in expenses related to Weak Flesh Operation, R$205.9 provision for adjustment to realizable value of inventories related to Weak Flesh Operation, R$51.9 in business combination costs related to Banvit, R$36.7 in business combination costs related to Lactalis divestiture, R$9.9 in health insurance claims, R$147.7 gain on tax amnesty program and other events of R$31.3.

No customer individually or in aggregate accounted for more than 5% of net sales for the years ended December 31, 2017, 2016 and 2015.

The goodwill and intangible assets with indefinite useful life (trademarks) arising from business combinations were allocated to the reportable operating segments, considering the generated economic benefits by such intangible assets, as presented below:

	Goodwill		Trademarks		Total
		Restated		Restated		Restated
	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Brazil	1,151.5	1,151.5	982.5	982.5	2,134.0	2,134.0
One Foods	1,388.1	1,225.0	389.2	170.4	1,777.3	1,395.4
International	1,345.4	1,247.0	24.5	24.7	1,369.9	1,271.7
Southern Cone	307.2	720.0	253.7	135.6	560.9	855.6
	4,192.2	4,343.5	1,649.9	1,313.2	5,842.1	5,656.7

The Company performed the impairment test of the assets allocated to the reportable segments using the discounted cash flow methodology. The results and main assumptions used are disclosed in note 18.

Information referring to the total assets by reportable segments is not being disclosed, as it is not included in the set of information made available to the chief operating decision maker, which take investment decisions and determine allocation of assets on a consolidated basis.

6.            BUSINESS COMBINATION AND ACQUSITION OF ENTITIES INTEREST

6.1.        Business combination

6.1.1.   Fair value of the assets and liabilities of business combination with Universal Meats UK, Eclipse Holding Cöoperatief U.A. and Alimentos Calchaquí Products 7 S.A

For the year ended 2016, BRF acquired 100% of the equity interest in Universal, Eclipse and Calchaquí. The details of the transactions were disclosed in the financial statements for the year ended December 31, 2016 (Note 6.1.3, 6.1.4 and 6.1.5).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

During the first semester of 2017, the Company completed the analysis of the fair value of assets acquired and liabilities assumed, which are shown below:

	Universal	Eclipse	Calchaquí
Cash and cash equivalents	22.5	1.7	11.7
Trade accounts receivable, net	108.6	43.0	14.5
Inventories	64.3	18.4	13.3
Recoverable taxes	-	11.8	12.0
Deferred income and social contribution taxes	-	15.7	-
Biological assets	-	23.7	-
Property, plant and equipment	0.4	203.5	75.4
Intangible	127.2	64.6	122.9
Trademarks	-	64.5	122.3
Customer relationship	43.3	-	-
Import quotas	83.9	-	-
Other	-	0.1	0.6
Other assets	6.9	3.8	0.2
	329.9	386.2	250.0

Payroll and related charges	-	9.4	3.5
Trade accounts payable	30.6	50.3	14.8
Tax payable	3.2	8.2	15.2
Short-term debt	20.7	33.7	-
Deferred income and social contribution taxes	21.2	-	-
Provision for tax, civil and labor risks	-	37.6	14.4
Other liabilities	18.8	20.3	33.2
	94.5	159.5	81.1

Net assets acquired	235.4	226.7	168.9

Fair value of consideration paid	280.8	228.5	387.0

Goodwill	45.4	1.8	218.1

The conciliation between the preliminary goodwill disclosed on December, 31, 2016 (notes 6.1.3, 6.1.4 and 6.1.5) and the goodwill by expectation of future profitability are shown below:

	Universal	Eclipse	Calchaquí
Preliminary goodwill (disclosed on December 31, 2016)	168.8	231.5	403.1
Allocations	123.4	229.8	185.2
Property, plant and equipment	-	165.2	62.3
Trademark	-	64.5	122.3
Import quotas	83.9	-	-
Customer relationship	43.3	-	-
Other	(3.8)	0.1	0.6
Goodwill for future expected profitability	45.4	1.7	217.9

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The amounts of goodwill based on expectation of future profitability were allocated to the operating segment Southern Cone, for Eclipse and Calchaquí, and International for Universal.

6.1.2.   Business combination with Qatar Investment Authority (“QIA”)

On March 07, 2017, BRF Foods GmbH, a wholly-owned subsidiary of One Foods Holdings Ltd has incorporated a new company named TBQ Foods GmbH (“TBQ”), with the purpose of being the acquirer of Banvit (note 6.1.3).

On May 24, 2017 BRF Foods GmbH has entered into an agreement with Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, which acquired equity interests in TBQ, so that BRF Foods GmbH and QIA withhold respectively, 60% and 40% of participation. TBQ’s shareholders’ agreement grants BRF Foods GmbH control over the entity, and QIA’s rights are solely protective.

The agreement with QIA includes options, which grant QIA the right to sell its shares to BRF (“put option”) or exchange for participation into One Foods Holdings Ltd. (“roll-up”). It also includes a call option held by BRF Foods GmbH. The options may be exercised only in certain conditions stablished in the agreement, and will expire in 4,5 years after May 24, 2017. BRF Foods GmbH recognized a liability, in non-current liabilities, related to the Put and Roll-up options in the amount of TRY505.4 (equivalent to R$465.0).

In compliance with IFRS 3, IAS 28, IFRS 10, non-controlling interest is not recognized for the shares subject to the put option. This participation is expressed by the liability described above

6.1.3.   Business combination - Banvit

Following the transaction concluded in May 25, 2017 for the acquisition of 79.48% of participation in Banvit Bandirma Vitaminli Yem Sanayii A.Ş. ("Banvit") and in accordance to regulatory rules of Turkish capital markets, TBQ Foods GmbH (“TBQ”), subsidiary of the Company, performed a mandatory tender offer to the non-controlling shareholders (“Offer”) for the amount of TRY917.9 (equivalent to R$844.9).

The Offer occurred between July 17, 2017 and August 11, 2017, resulting in the acquisition of 12,225,326 Banvit’s shares, equivalent to 12.23% of participation. The Offer totaled TRY164.1 (equivalent to R$151.0), paid from the restricted cash. After the conclusion of the Offer, TBQ holds 91.71% of equity stake in Banvit and the remaining interest, 8.29%, is negotiated in the Istanbul Stock Exchange (“ISE”) under the ticker BANVT.

According to the price adjustment conditions stablished in the share purchase agreement, during August 2017, TBQ has complemented the amount paid to Banvit’s prior controlling shareholders in US$41,1 (equivalent to R$129.3), of which US$22.0 were paid from the restricted cash, US$11.5 contributed by BRF Foods GmbH and US$7.6 contributed by Qatar Investment Authority (“QIA”).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Following the conclusion of the price adjustment payment and the mandatory tender offer, TBQ derecognized the remaining amount of TRY111.3 (equivalent to R$102.5) recorded as other current liabilities. In compliance with IFRS 3, IAS 28, IFRS 10, non-controlling interest related to the shares listed in ISE are now presented separately under the financial statements.

In order to comply with the requirements of IFRS 3 a fair value report of the acquired assets and assumed liabilities has been prepared with the purpose of allocating the purchase price. The fair value of the assets and liabilities is demonstrated in the table below and reflected in the financial statements:

Fair value at acquisition date
Cash and cash equivalents	93.7
Trade accounts receivable	171.3
Inventories	153.7
Biological assets	103.0
Deferred tax assets	41.3
Investments	6.9
Property, plant and equipamet	547.7
Intangible assets	-
Software	2.7
Trademarks	230.1
Customer relationship	431.7
Other assets	25.9
1,808.0

Payroll and related charges	22.9
Trade accounts payable	192.9
Debt	389.2
Deferred taxes liabilities	37.8
Provision for tax, civil and labor risks	1.8
Other post-employment plans	26.0
Other liabilities	55.4
726.0

Net assets acquired	1,082.0
Non-Controlling Interest	(58.1)
Fair value of consideration transferred	1,227.7
Goodwill	203.8

In 2017, the business combination contributed with net revenue of R$1,385.1 and net income of R$154.6 from the acquisition date until December 31, 2017 in the consolidated income statement. If the acquisitions had occurred at the beginning of 2017, the consolidated net revenue for this year would be increased in R$830.8 and the consolidated net income for the year would be increased in R$54.6.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.2.        Acquisition of Equity Interest

6.2.1.   Acquisition of equity interest BRF Invicta Ltd (“BRF Invicta”)

On April 18, 2017, BRF through its wholly-owned subsidiary BRF GmbH, entered into a share purchase agreement for the acquisition of the additional 7.16% ownership in BRF Invicta, for the amount of GBP20.3 (equivalents to R$79.1). The premium paid in the acquisition of non-controlling shareholders’ was GBP14.2 (equivalent to R$55.3) recorded as capital reserve.

7.            CASH AND CASH EQUIVALENTS

	Average rate (p.a.)
		12.31.17	12.31.16
Cash and bank accounts
U.S. Dollar	-	525.1	680.1
Brazilian Reais	-	135.0	46.4
Euro	-	181.8	274.3
Other currencies	-	828.3	729.6
		1,670.2	1,730.4
Cash equivalents
In Brazilian Reais
Investment funds	1.87%	5.3	26.9
Savings account	2.76%	4.0	4.8
Bank deposit certificates	6.96%	3,527.8	3,830.2
		3,537.1	3,861.9
In U.S. Dollar
Term deposit	2.95%	66.2	327.0
Overnight	0.50%	645.6	421.5
Other currencies
Term deposit	1.78%	91.7	16.1
		803.5	764.6
		6,010.8	6,356.9

8.            MARKETABLE SECURITIES

			Average interest rate (p.a.)
	WATM (1)	Currency		12.31.17	12.31.16
Available for sale
Credit linked note (a)	5.48	US$	3.85%	15.4	187.4
Public securities (b)	-	US$	-	-	56.4
Stocks (c)	-	R$ and HKD	-	328.8	379.5
				344.2	623.3
Held for trading
Bank deposit certificates ("CDB") (d)	-	R$	-	-	48.4
Financial treasury bills (e)	1.82	R$	6.90%	166.3	180.5
Investment funds (f)	1.00	ARS	25.00%	29.7	42.3
				196.0	271.2
Held to maturity
Sovereign bonds and others (e)	4.34	AOA and R$	3.82% to 6.90%	257.0	255.5
				797.2	1,150.0

Current				228.4	622.3
Non-current (2)				568.8	527.7

(1)     Weighted average maturity in years.

(2)     Maturity within up to July 26, 2018.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(a)  The credit linked note is a structured operation with a first-class financial institution that bears periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated at pre and post-fixed rates.

(c)  The stock balance comprises the market value of 26,000,000 stocks from Minerva (ticker BEEF3 and market value of R$10.65 to each stock on December 31, 2017) and 77,583,000 stocks of Cofco Meat (ticker 1610 and market value of HKD1.58 to each stock on December 31, 2017).

(d)  Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying of the Interbank Deposit Certificate (“CDI”).

(e)  Comprised of Financial Treasury Bills (“LFT”) remunerated at the rate of the Special System for Settlement and Custody (“SELIC”) and securities of the Angola Government denominated in Kwanzas.

(f)   The fund in foreign currency is basically represented of public and private securities.

The unrealized loss by the change in fair value of the available for sale securities, recorded in other comprehensive income, corresponds to the accumulated amount of R$56.3 net of income tax of R$23.0 (loss of R$26.0 net of income tax of R$11.5 as of December 31, 2016).

Additionally, on December 31, 2017, of the total of marketable securities, R$16.2 (R$74.1 as of December 31, 2016) were pledged as collateral (without restrictions for use) for operations with future contracts denominated in U.S. Dollars, traded on the B3.

The Company also has restricted cash in the amount of R$535.6 on December 31, 2017 (R$645.8 on December 31, 2016) (note 15).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

9.            TRADE ACCOUNTS RECEIVABLE, NET AND OTHER RECEIVABLES

	12.31.17	12.31.16
Trade accounts receivable, net
Domestic customers	1,622.8	1,308.1
Domestic related parties	2.6	1.1
Foreign customers	2,754.0	2,144.7
Foreign related parties	27.2	64.7
	4,406.6	3,518.6
( - ) Adjustment to present value	(13.7)	(16.3)
( - ) Allowance for doubtful accounts	(467.6)	(406.5)

	3,925.3	3,095.8

Current	3,919.0	3,085.1
Non-current	6.3	10.7

Notes receivable	260.6	367.9
( - ) Adjustment to present value	(0.3)	(0.2)
( - ) Allowance for doubtful accounts	(30.8)	(32.2)

	229.5	335.5

Current	113.1	149.0
Non-current (1)	116.4	186.5

(1) Weighted average maturity of 3.22 years.

Of the foreign related parties balance, is linked to Agribusiness Receivable Certificate ("CRA") operation, as disclosed in note 19.2.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.17
Operation	Date	Maturity	Average rate	Principal value	Updated Value

CRA 2018 - 1th Issue	09.29.2015	10.01.2018	96.9% CDI	1,000.0	997.8
CRA 2019 - 2sd Issue	04.19.2016	04.19.2019	96.5% CDI	1,000.0	1,009.4
CRA 2020 - 3th Issue	12.16.2016	12.16.2020	96.0% CDI	780.0	801.0
CRA 2023 - 3th Issue	12.16.2016	12.18.2023	IPCA + 5.90%	720.0	763.5
				3,500.0	3,571.7

On December 31, 2017 notes receivable are comprised mainly by receivables from the (i) sale of Ana Rech assets to JBS, of R$4.0 and (ii) disposal of several other assets and farms, R$204.9.

The trade accounts receivable from related parties are disclosed in note 30. The consolidated balances, refers to transaction with associates UP!, in domestic market and with joint ventures SATS BRF, in foreign market.

The rollforward of allowance for doubtful accounts is presented below:

	12.31.17	12.31.16
Beginning balance	(406.5)	(432.0)
Additions	(187.3)	(199.2)
Business combination (1)	(11.6)	(10.6)
Reversals	112.0	148.6
Write-offs	30.8	30.7
Exchange rate variation	(5.0)	56.0
Ending balance	(467.6)	(406.5)

(1) Balance arising from the business combination with Banvit (note 6.1.3).

The aging of trade accounts receivable is as follows:

	12.31.17	12.31.16
Current	3,272.1	2,389.9
Overdue
01 to 60 days	364.3	393.8
61 to 90 days	98.9	42.0
91 to 120 days	33.7	25.3
121 to 180 days	74.6	72.3
181 to 360 days	170.8	157.2
More than 361 days	392.2	438.1
( - ) Adjustment to present value	(13.7)	(16.3)
( - ) Allowance for doubtful accounts	(467.6)	(406.5)
	3,925.3	3,095.8

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

10.         INVENTORIES

	12.31.17	12.31.16
Finished goods	3,166.4	3,207.9
Work in process	156.7	172.8
Raw materials	1,220.1	900.8
Packaging materials	87.2	76.8
Secondary materials	324.9	265.3
Warehouse	247.4	205.7
Imports in transit	103.9	113.0
Other	11.4	6.7
(-) Provision for adjustment to realizable value	(253.7)	(93.5)
(-) Provision for deterioration	(66.4)	(26.2)
(-) Provision for obsolescense	(6.9)	(7.7)
(-) Adjustment to present value	(42.8)	(30.1)
	4,948.2	4,791.6

The costs of sales attributed to products sold during the year ended December 31, 2017 totaled R$26,565.3 (R$26,206.4 in 2016 and R$22,107.7 in 2015). Such amounts include the additions and reversals of inventory provisions, except for the effects recorded as other operating results, presented in the table below:

	Provision for adjustment to realizable value		Provision for deterioration		Provision for obsolescence		Total
	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Beginning balance	(93.5)	(20.0)	(26.2)	(49.6)	(7.7)	(12.2)	(127.5)	(81.8)
Additions (1)	(240.7)	(113.9)	(62.4)	(19.0)	(2.4)	(1.5)	(305.5)	(134.4)
Reversals	80.8	15.3	-	-	-	-	80.8	15.3
Write-offs	-	-	22.3	44.6	2.2	3.8	24.5	48.4
Business combination	-	-	-	-	0.8	-	0.8	-
Exchange rate variation	(0.3)	25.1	(0.1)	(2.2)	0.2	2.2	(0.2)	25.1
Ending balance	(253.7)	(93.5)	(66.4)	(26.2)	(6.9)	(7.7)	(327.1)	(127.4)

(1) Manly amount is effect from Weak Flesh Operation (note 1.5).

On December 31, 2017 and 2016, there were no inventory items pledged as collateral.

11.         BIOLOGICAL ASSETS

The balance of biological assets is segregated in current and non-current assets are presented below:

	12.31.17	12.31.16

Live animals	1,510.5	1,644.9
Total current	1,510.5	1,644.9

Live animals	639.8	647.3
Forests	263.9	270.0
Total non-current	903.7	917.3
	2,414.2	2,562.3

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of biological assets for the year is presented below:

	Current						Non-current
	Live animals				Total		Live animals				Forests		Total
	Poultry		Pork				Poultry		Pork
	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Beginning balance	770.8	595.5	874.3	734.4	1,644.9	1,329.9	349.0	294.9	298.3	236.0	270.0	230.2	917.3	761.0
Additions/Transfer	547.9	246.4	1,692.0	1,686.0	2,240.0	1,932.4	84.3	45.0	203.8	191.2	35.3	37.5	323.4	273.7
Business combination (2)	103.0	-	-	17.9	103.0	17.9	-	24.0	-	5.8	-	-	-	29.7
Fair value variation (1)	1,290.4	1,664.7	88.7	112.9	1,379.1	1,777.6	(31.0)	66.6	(113.4)	(63.0)	7.4	42.4	(137.0)	46.0
Harvest	-	-	-	-	-	-	-	-	-	-	(41.2)	(31.0)	(41.2)	(31.0)
Write-off	-	-	-	-	-	-	(8.4)	-	(0.2)	-	(3.7)	(8.8)	(12.3)	(8.8)
Transfer between current and non-current	69.9	72.3	78.7	70.7	148.6	143.0	(69.9)	(72.3)	(72.5)	(70.7)	-	-	(142.4)	(143.0)
Transfer of the held for sale	-	-	-	-	-	-	-	(4.1)	-	-	(3.9)	(0.3)	(3.9)	(4.4)
Transfer to inventories	(2,076.2)	(1,804.8)	(1,921.2)	(1,745.1)	(3,997.3)	(3,550.0)	-	-	-	-	-	-	-	-
Exchange variation	(5.9)	(3.3)	(1.9)	(2.6)	(7.8)	(5.9)	1.8	(5.1)	(2.1)	(1.0)	-	-	(0.3)	(5.9)
Ending balance	699.9	770.8	810.6	874.3	1,510.5	1,644.9	325.8	349.0	313.9	298.3	263.9	270.0	903.6	917.3

(1)  The fair value variation of biological assets includes depreciation of breeding stock in the amount of R$758,7 (R$680,9 as of December 31, 2016).

(2)  Balance arising from the business combination with Banvit (note 6.1.3).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The acquisitions of biological assets for production (non-current) occur when there is an expectation that the production plan cannot be met with its own animals and, usually, these acquisitions refer to immature animals in the beginning of the life cycle.

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

The Company determined that the cost approach is the most appropriate methodology in order to obtain the fair value of its live animals, as required by IFRS 13. This is mainly due to the short life period of the animal, and the price that would be received in a sale in an active market that represent the amount near to the cost to produce an animal in the same level of maturity.

For the breeding stock the production cost is reduced throughout its life considering its normal devaluation.

The Company determined that income approach is the most appropriate methodology in order to obtain the fair value of its forests, as the asset value is correlated to the present value of the future cash flows generated by the biological asset.

The quantities and balances per live animals assets are presented below:

	12.31.17		12.31.16
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	199,337	699.9	202,454	770.7
Immature pork	3,987	810.6	3,788	874.2
Total current	203,324	1,510.5	206,242	1,644.9

Production biological assets
Immature poultry	6,693	117.2	6,735	119.9
Mature poultry	11,113	208.6	11,670	229.2
Immature pork	229	67.8	195	58.9
Mature pork	445	246.2	427	239.4
Total non-current	18,480	639.8	19,027	647.3
	221,804	2,150.3	225,269	2,292.3

The Company has areas planted with forests in the amount of 29,930 hectares (31,095 hectares on December 31, 2016), concentrated in the South, Southeast and Midwest regions.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company has forests as collateral for loan and tax/civil contingencies in the amount of R$56.1 (R$66.5 on December 31, 2016).

11.1.     Table of sensitivity analysis

The live animals and forests fair value is determined using non-observable information and the best practices and data available at the moment the appraisal is done, being classified as level 3 in the fair value hierarchy, as required by IFRS 13.

Impact on fair value measurement
The estimated fair value can be change if:
Asset	Valuation methodology	Non observable significant inputs	Increase	Decrease
Forests	Income approach	Estimated price of standing wood	Increase in the price of wood	Decrease in the price of wood
		Productivity per hectare estimated	Increase in yield per hectare	Decrease in yield per hectare
		Harvest and transport cost	Decrease of harvest cost	Increase of harvest cost
		Discount rate	Descrease in discount rate	Increase in discount rate

Live animals	Cost approach	Animal feed cost (corn, soybean meal)	Increase in animal feed cost	Decrease in animal feed cost
		Labor cost (outgrowers)	Increase in labor cost	Decrease in labor cost

12.         RECOVERABLE AND INCOME AND SOCIAL CONTRIBUTION TAXES

Recoverable taxes	12.31.17	12.31.16
ICMS ("State VAT")	1,681.9	1,575.1
PIS and COFINS ("Federal Taxes to Social Fund Programs")	430.2	331.6
IPI ("Federal VAT") (1)	791.2	201.3
INSS ("Brazilian Social Security")	280.4	280.4
Other	123.9	95.9
(-) Provision for losses	(160.5)	(155.6)
	3,147.1	2,328.7

Current	728.9	846.1
Non-current	2,418.2	1,482.6

Recoverable income and social contribution tax
Income and social contribution tax (IR/CS)	528.3	433.7
(-) Provision for losses	(9.0)	(9.0)
	519.3	424.7
Current	499.3	388.7
Non-current	20.0	36.0

(1)     Main variation refers to adhesion to the tax amnesty program, as disclosed in note 1.6.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of the allowance for losses is presented below:

	ICMS ("State VAT")		PIS and COFINS ("Federal Taxes to Social Fund Programs")		Income and social contribution tax		IPI ("Federal VAT")		Other		Total
	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Beginning balance	(114.3)	(113.9)	(19.9)	(25.1)	(9.0)	(9.0)	(14.7)	(14.7)	(6.7)	(8.7)	(164.6)	(171.4)
Additions	(37.7)	(28.2)	-	(0.2)	-	-	-	-	(2.3)	(0.3)	(40.0)	(28.7)
Write-offs	29.1	27.8	0.2	5.4	-	-	1.2	-	4.0	0.2	34.5	33.4
Exchange rate variation	-	-	-	-	-	-	-	-	0.6	2.1	0.6	2.1
Ending balance	(122.9)	(114.3)	(19.7)	(19.9)	(9.0)	(9.0)	(13.5)	(14.7)	(4.4)	(6.7)	(169.5)	(164.6)

12.1.     State ICMS (“VAT”)

Due to its (i) export activity, (ii) domestic sales that are subject to reduced tax rates and (iii) acquisition of property, plant and equipment, the Company accumulates tax credits that are offset against debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS tax credits in the States of Mato Grosso do Sul, Paraná, Minas Gerais, Santa Catarina, Distrito Federal and Rio Grande do Sul, for which Management understands that realization will occur in short or long term, based on a credit recoverability study prepared by Management.

12.2.     PIS and COFINS

Tax credits on Contribution to the Social Integration Program (“PIS”) and Contribution to Social Fund Programs (“COFINS”) arise from credits on purchases of raw materials used in the production of exported products or products that are taxed at zero rate, such as in-natura meat and margarine.

The recovery of these tax credits can be achieved by offsetting them against domestic sales operations of taxed products and other federal taxes or compensation claims.

12.3.     Income and social contribution taxes

These correspond to withholding taxes on marketable securities, interest and prepayments of income and social contribution taxes, which are realizable by offsetting them against other federal taxes.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13. INCOME AND SOCIAL CONTRIBUTION TAXES

13.1. Deferred income and social contribution taxes
	12.31.17	12.31.16
Assets
Tax loss carryforwards (corporate income tax)	1,438.9	1,317.3
Negative calculation basis (social contribution tax)	401.4	376.6

Temporary differences
Provisions for tax, civil and labor risks	398.0	268.2
Suspended collection taxes	12.3	22.1
Allowance for doubtful accounts	116.1	107.2
Provision for property, plant and equipment losses	6.3	3.2
Provision for losses on tax credits	53.2	51.3
Provision for other obligations	92.8	67.5
Provision for inventory losses	98.6	17.6
Employees' benefits plan	127.4	112.2
Unrealized losses on derivatives financial instruments	80.4	133.3
Unrealized losses on inventories	4.4	2.4
Provision for losses - notes receivables	13.7	13.2
Business combination - Sadia (1)	206.8	329.0
Other temporary differences	96.7	106.5
	3,147.0	2,927.6

Liabilities
Temporary differences
Unrealized gains on fair value	(38.5)	(78.3)
Difference between tax basis and accounting basis of goodwill amortization	(301.8)	(254.3)
Difference between tax depreciation rate and accounting depreciation rate (useful life)	(694.2)	(694.5)
Business combination - Sadia (1)	(727.1)	(703.0)
Business combination - AKF	(17.8)	(19.1)
Business combination - Dánica and Avex	(4.5)	(6.7)
Business combination - Invicta	(30.9)	(39.8)
Business combination - AFC	-	(34.4)
Business combination - Federal Foods	-	(7.6)
Business combination - other companies (2)	(35.8)	(58.2)
Other - exchange rate variation	(54.9)	(48.6)
Other temporary differences	(27.4)	(36.2)
	(1,932.9)	(1,980.7)

Total deferred tax	1,214.1	947.0

Total Assets	1,369.4	1,103.1
Total Liabilities	(155.3)	(156.2)
	1,214.1	947.0

(1)          The deferred tax asset on the business combination with Sadia is mainly computed on the difference between the goodwill amortization tax basis and goodwill accounting basis identified in the purchase price allocation. Deferred tax liability on business combination with Sadia is substantially represented by the fair value of property, plant and equipment, trademarks and contingent liabilities.

(2)          Deferred tax liabilities related to the business combinations with Quickfood (trademarks, customer relationship, Fair value of property, plant and equipment) and AFC (customer relationship).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The roll-forward of deferred tax is set forth below:

	12.31.17	12.31.16

Beginning balance	947.0	1,067.7
Deferred income and social contribution taxes recognized in the statement of income	230.0	104.1
Deferred income and social contribution taxes writte-off for fiscal loss and negative calculation basis - PERT	(56.9)	-
Deferred income and social contribution taxes recognized in other comprehensive income	15.2	(261.6)
Deferred income and social contribution taxes not recognized in the statement of income - (Dropdown SHB)	-	-
Business combination	(15.9)	(20.8)
Deferred income and social contribution taxes on disposals of goodwill from BRF Gmbh and Invicta	44.4	-
Exchange rate variation over deferred income and social contribution taxes related to business combination	(7.2)	44.0
Other	57.5	13.6
Ending balance	1,214.1	947.0

13.2.      Estimated time of realization

Deferred tax arising from temporary differences will be realized as these differences are settled. The period of the settlement or realization of such differences is uncertain and is tied to several factors that are not under control of the Management.

When assessing the likelihood of the realization of deferred tax assets on income tax loss carryforward and negative calculation basis of social contribution tax, Management considers the Company’s budget, strategic plan and projected taxable income. Based on this estimate, Management believes that it is more likely than not that the deferred tax will be realized, as shown below:

2018	27.9
2019	74.8
2020	137.8
2021	155.3
2022	184.5
2023 to 2025	714.4
2026 onwards	545.6
1,840.3

During 2017, although tax loss carryforwards were generated in Austria (BRF GmbH and BRF Foods), no deferred tax assets were recorded since the Company did not consider that it possible to use them in the next 10 years. In BRF GmbH, despite it was recorded a loss of R$499.5, it was not possible to recorded deferred tax asset of 25% on this basis or R$124.9. For BRF Foods, likewise, despite a loss of R$322.1, R$80.5 of deferred tax asset was not recorded.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.3.     Income and social contribution taxes reconciliation

	12.31.17	12.31.16	12.31.15

(Loss) Income before income and social contribution taxes	(1,345.5)	(317.5)	2,558.2
Nominal tax rate	34%	34%	34%
Credit (expense) at nominal rate	457.5	107.9	(869.8)

Reconciling itens
Equity interest in income (loss) of subsidiaries, associates and joint venture	7.6	10.0	(35.3)
Exchange rate variation on foreign investments	71.7	(224.6)	460.2
Difference of tax rates on results of foreign subsidiaries	87.0	(144.9)	586.9
Deferred income tax not constituted abroad	(363.8)	-	-
Interest on shareholders' equity	-	174.5	305.7
Stock options	(7.3)	(14.8)	(20.0)
Transfer price	(15.8)	(1.5)	(8.4)
Profit sharing	-	(0.8)	(10.5)
Penalties	(6.8)	(7.9)	(4.2)
Change rate/Impairment - Argentina subsidiaries	(117.8)	-	-
Investment grant	49.1	41.7	44.8
Special Regime for the Reintegration of Tax Values for Exporting Companies (Reintegra)	8.4	1.0	-
Other permanent differences	76.8	9.5	(59.8)
	246.6	(49.9)	389.6

Current income tax	16.6	(154.0)	(17.1)
Deferred income tax	230.0	104.1	406.6

(1)         On December 27, 2017, it was sanctioned by the Honorable Congreso de la Nación, the Law 27,430 (through Decree nº1.112 / 2017) that changed the income tax rate in Argentina. The enacted 35% tax rate in 2017 was changed to 30% in 2018 and 2019 and to 25% in 2020. The change in the rate was considered in the study of deferred taxes recorded in the Argentine subsidiaries and generated a reduction of deferred income tax assets in the amount of R$58.3, which was recorded during the year of 2017. In addition, the Company derecognized in the amount of R$59.5 arising from the analysis of the expectation of recoverability of deferred income tax balances on losses in Argentina.

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	12.31.17	12.31.16	12.31.15
Taxable income (loss) from foreign subsidiaries	(432.3)	(1,289.8)	2,064.7
Current income tax credit (expense) from foreign subsidiaries	(67.1)	(58.2)	(41.0)
Deferred income tax from foreign subsidiaries	(18.0)	348.1	5.8

Company determined that the earnings recorded by the holdings of its wholly-owned subsidiaries located abroad will not be redistributed.

Such resources will be used for investments in the subsidiaries, and thus no deferred income tax was recognized. The total of undistributed earnings corresponds to R$3,182.4 as of December 31, 2017 (R$3,317.1 as of December 31, 2016).

Brazilian income taxes are subject to review for a five-year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.         JUDICIAL DEPOSITS

The rollforward of the judicial deposits is presented below:

	Tax		Labor		Civil, commercial and other		Total
	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Beginning balance	312.5	376.7	377.4	311.3	42.7	44.1	732.6	732.1
Additions	23.4	82.7	188.3	161.6	7.8	5.5	219.5	249.8
Business combination	-	0.2	-	-	-	-	-	0.2
Reversals	(52.5)	(4.8)	(78.7)	(20.7)	(4.4)	(3.9)	(135.6)	(29.4)
Write-offs	(9.0)	(184.4)	(136.5)	(97.8)	(10.5)	(6.1)	(156.0)	(288.3)
Price index update	18.2	42.1	11.2	25.6	0.8	3.1	30.2	70.8
Exchange rate variation	(0.1)	-	(1.7)	(2.6)	-	-	(1.8)	(2.6)
Ending balance	292.5	312.5	360.0	377.4	36.4	42.7	688.9	732.6

15.         RESTRICTED CASH

			Average interest rate (p.a.)
	Maturity (1)	Currency		12.31.17	12.31.16

Bank deposit certificates (2)	3.55	R$	8.05%	326.4	384.4
National treasury certificates (3)	2.29	R$	11.47%	190.2	171.4
Bank deposit (4)	-	US$	-	19.0	90.1
				535.6	645.9

Current				127.8	218.3
Non-current				407.8	427.6
(1)    Weighted average maturity in years.
(2)    The deposit was pledged as collateral in the disposal of the dairy segment to Groupe Lactalis (“Parmalat”) with maturity on 2021.

(3)    The national treasury certificates, which mature on 2020, are pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”) (note 19).

(4)    Deposit linked to operations in the international market.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

16.         INVESTMENTS

16.1.     Investments breakdown

	12.31.17	12.31.16
Investment in affiliates and joint venture	54.1	51.7
Goodwill SATS BRF	6.1	5.6
	60.2	57.3
Other investments	8.0	1.4
	68.2	58.7

On December 31, 2017, these associates, affiliates and joint ventures do not have any restriction to transfer dividends or repay their loans or advances to the Company.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

16.2.     Summary of financial information in affiliates

	BRF Pet	PP-BIO		PR-SAD		UP!		Total
	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Current assets	-	-	-	-	-	49.4	51.0
Non-current assets	-	6.7	5.9	15.9	13.1	0.2	0.2
Current liabilities	-	-	-	-	-	(49.5)	(51.2)
Shareholder's equity	-	6.7	5.9	15.9	13.1	0.1	-

% of participation	0.00%	33.33%	33.33%	33.33%	33.33%	50.00%	50.00%

Book value of investment	-	2.2	2.0	5.3	4.4	-	-	7.5	6.4

Dividends declared	-	-	-	-	-	25.6	26.9	25.6	26.9

	BRF Pet (1)	PP-BIO		PR-SAD		UP!
	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Net revenues	24.8	-	-	-	-	174.9	191.3
Net income (loss)	4.7	-	-	-	-	51.1	53.8

Equity pick-up	2.3	-	-	-	-	25.6	26.9	25.6	29.2

(1)     On March 18, 2016, the Company acquired control and total shares, being treated as wholly-owned subsidiary from this date and on June 21, 2017 the name and corporate purpose was changed of K&S Alimentos S.A. to BRF Pet S.A.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.         PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment rollforward is presented below:

	Weighted average depreciation rate (p.a.)	12.31.16	Additions	Business combinations (2)	Disposals	Transfers (1)	Exchange rate variation	12.31.17
Cost
Land	-	575.9	6.2	123.5	(2.0)	6.1	(3.5)	706.2
Buildings and improvements	-	5,648.6	60.2	258.8	(36.7)	183.6	(11.8)	6,102.8
Machinery and equipment	-	7,994.1	57.9	389.1	(175.4)	569.8	45.7	8,881.2
Facilities	-	2,047.9	14.8	-	(25.8)	137.3	0.8	2,175.0
Furniture	-	163.5	2.1	16.1	(4.2)	5.8	(11.8)	171.5
Vehicles	-	27.3	0.3	4.8	(8.9)	4.8	0.3	28.6
Construction in progress	-	886.0	693.6	13.6	(5.6)	(1,091.0)	(42.7)	453.9
Advances to suppliers	-	16.1	15.8	-	-	(17.6)	(0.6)	13.7
		17,359.4	850.9	805.9	(258.6)	(201.2)	(23.6)	18,532.9

Depreciation
Buildings and improvements	3.02%	(1,694.4)	(184.0)	(11.4)	17.0	3.7	(3.4)	(1,872.4)
Machinery and equipment	5.93%	(3,193.9)	(567.2)	(21.0)	107.4	3.5	14.7	(3,656.5)
Facilities	3.78%	(646.3)	(91.3)	-	10.8	0.5	1.8	(724.5)
Furniture	8.05%	(66.5)	(13.4)	-	3.1	(0.9)	-	(77.7)
Vehicles	19.99%	(12.1)	(3.2)	(2.8)	7.2	(1.3)	1.0	(11.2)
		(5,613.2)	(859.1)	(35.2)	145.5	5.5	14.1	(6,342.3)
		11,746.2	(8.2)	770.7	(113.1)	(195.7)	(9.5)	12,190.6

(1)     Refers to the transfer of R$146.3 to intangible assets, R$35.3 to biological assets and R$13.9 to held for sale.

(2)     Balance arising from business combination with FFM Further in the amount of R$26.4, Banvit Bandirma Vitaminli of R$547.7, Eclipse of R$145.3 and Calchaquí of R$51.3.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

(1)      Refers to the transfer of R$53.3 to intangible assets, R$37.5 to biological assets and R$28.3 to held for sale.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company has fully depreciated items that are still operating, which are set forth below:

	12.31.17	12.31.16
Cost
Buildings and improvements	138.2	122.2
Machinery and equipment	700.0	674.3
Facilities	74.0	74.4
Furniture	22.7	20.1
Vehicles	5.3	5.0
Others	60.0	49.5
	1,000.2	945.5

During the year ended December 31, 2017, the Company capitalized interest in the amount of R$35.4 (R$59.1 as of December 31, 2016). The weighted average interest rate utilized to determine the capitalized amount was 14.73% (10.56% as of December 31, 2016).

On December 31, 2017, except for the built to suit agreement mentioned in note 23.2, the Company had no commitments assumed related to acquisition or construction of property, plant and equipment items.

The property, plant and equipment items that are pledged as collateral for transactions of different natures are presented below:

		12.31.17	12.31.16
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Tax	330.0	258.9
Buildings and improvements	Financial/Tax	1,290.4	1,253.6
Machinery and equipment	Financial/Labor/Tax/Civil	2,318.7	2,129.4
Facilities	Financial/Tax	540.9	523.3
Furniture	Financial/Tax	21.9	23.6
Vehicles	Financial/Tax	1.5	1.0
Other	Financial/Tax	0.4	-
		4,503.8	4,189.8

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

18.         INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

	Weighted average amortization rate (p.a.)	12.31.16	Additions	Disposals	Business combination	Transfers	Exchange rate variation	12.31.17
Cost
Non-compete agreement	-	51.0	11.5	-	0.5	-	(1.0)	62.0
Goodwill	-	4,343.5	-	-	(203.7)	-	52.4	4,192.2
AKF	-	129.5	-	-	(2.1)	-	4.1	131.5
Alimentos Calchaquí	-	342.0	-	-	(152.3)	-	(31.8)	157.9
Ava	-	49.4	-	-	-	-	-	49.4
Avex	-	18.8	-	-	-	-	(2.7)	16.1
Banvit Bandirma Vitaminli	-	-	-	-	203.8	-	(10.0)	193.8
BRF AFC	-	162.7	-	-	(33.4)	-	2.6	131.9
BRF Holland B.V.	-	22.5	-	-	-	-	3.5	26.0
BRF Invicta	-	119.0	-	-	-	-	12.9	131.9
Dánica	-	4.8	-	-	-	-	(0.7)	4.1
Eclipse Holding Cooperatief	-	209.9	-	-	(202.1)	-	(6.4)	1.4
Eleva Alimentos	-	808.1	-	-	-	-	-	808.1
Federal Foods LLC	-	70.5	-	-	(7.3)	-	0.7	63.9
Federal Foods Qatar L.L.C	-	308.4	-	-	-	-	4.8	313.2
GFS Group	-	684.5	-	-	-	-	87.1	771.6
GQFE - Golden Quality Foods Europe	-	2.4	-	-	-	-	0.4	2.8
Incubatório Paraíso	-	0.7	-	-	-	-	-	0.7
Invicta Food Group	-	0.6	-	-	-	-	0.1	0.7
Paraíso Agroindustrial	-	16.8	-	-	-	-	-	16.8
Perdigão Mato Grosso	-	7.6	-	-	-	-	-	7.6
Quickfood	-	113.8	-	-	-	-	(16.7)	97.1
Sadia	-	1,214.0	-	-	-	-	-	1,214.0
Universal Meats Ltd.	-	57.6	-	-	(10.2)	-	4.6	52.0
Import quotas	-	58.2	-	-	42.2	-	11.4	111.8
Outgrowers relationship	-	14.7	0.3	-	-	-	-	15.0
Trademarks	-	1,313.2	-	-	386.9	-	(50.2)	1,649.9
Patents	-	6.9	-	-	-	-	(0.1)	6.8
Customer relationship	-	815.2	-	-	403.5	10.6	(8.5)	1,220.8
Supplier relationship	-	14.6	-	(2.0)	-	(10.6)	0.1	2.1
Software	-	504.3	40.3	(176.9)	2.7	146.3	(0.4)	516.3
		7,121.6	52.1	(178.9)	632.1	146.3	3.7	7,776.9

Amortization
Non-compete agreement	27.59%	(7.6)	(16.1)	-	-	-	0.3	(23.4)
Import quotas	73.63%	(21.7)	(63.5)	-	-	-	(7.9)	(93.1)
Outgrowers relationship	13.15%	(7.7)	(1.9)	-	-	-	-	(9.6)
Patents	27.42%	(3.9)	(1.1)	-	-	-	0.1	(4.9)
Customer relationship	7.59%	(81.3)	(72.2)	-	0.2	-	(1.2)	(154.5)
Supplier relationship	5.00%	(2.0)	(0.1)	2.0	-	-	-	(0.1)
Software	19.93%	(324.8)	(145.0)	175.5	-	-	0.6	(293.7)
		(449.0)	(299.9)	177.5	0.2	-	(8.1)	(579.3)
		6,672.6	(247.8)	(1.4)	632.3	146.3	(4.4)	7,197.6

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

Amortization of outgrowers relationship, suppliers relationship and import quotas amortization are recognized as a cost of sales in the statement of income, the amortization of customer relationship is recognized in selling expenses, while non-compete agreement, patents and software amortization is recorded according to its use as cost of sales, administrative or sales expenses.

Trademarks recorded in intangible assets come mainly from the business combination with Sadia, Quickfood and Avex and are considered assets with indefinite useful life.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill and intangible assets with indefinite useful life (trademarks) are allocated to cash-generating units as presented in note 5.

The Company annually performs an impairment test of its assets through the discounted cash flow method. In 2017, BRF used its strategic plan as a basis for the test, which considers the future cash flows until 2020 and perpetuity of 3.84% from the same date, based on historical information and market projections of government agencies and associations, such as the International Monetary Fund (IMF), Brazilian Central Bank (BACEN), among others. In the Management’s opinion, the use of a three-year projection period is adequate as it provides more reliable information as well as greater security in evaluating the expected profitability of the tested assets.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Management adopted the weighted average cost of capital – WACC as the discount rate to the development of discount cash flow, that varied from 9.74% p.a. to 13.25% p.a., according to the reportable operating segment and also adopted the assumptions shown in the table below:

	2017	2018	2019	2020
GDB Brazil	0.70%	2.56%	3.11%	2.83%
Inflation Brazil	3.03%	4.20%	3.95%	3.84%

The rates above do not consider any tax effect.

Based on Management analyses performed during 2017, no impairment loss was identified.

In addition to the above mentioned recovery analysis, management prepared a sensitivity analysis for each reportable operating segment considering the variations in the EBIT margin and in the nominal WACC as presented below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	-1.0%
BRAZIL
WACC (1)	12.99%	11.99%	10.99%
EBIT MARGIN	15.82%	14.82%	13.82%

INTERNATIONAL
WACC (1)	10.51%	9.51%	8.51%
EBIT MARGIN	8.98%	7.98%	6.98%

ONE FOODS
WACC (1)	11.94%	10.94%	9.94%
EBIT MARGIN	14.00%	13.00%	12.00%

SOUTHERN CONE
WACC (1)	14.25%	13.25%	12.25%
EBIT MARGIN	7.86%	6.86%	5.86%

(1)       WACC in Reais for the Brazil segment and in USD for the other segments.

Based on the above scenarios, the Company determined that there is no need to recognize an impairment loss to the intangible assets with indefinite useful life.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.         LOANS AND FINANCING

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	Current	Non-current	12.31.17	Captured	Business combination (2)	Amortization	Interest paid	Interest accrued	Exchange rate variation	Price index update	Current	Non-current	12.31.16
Local currency

Working capital	7.79% (8.90% on 12.31.16)	7.79% (8.90% on 12.31.16)	0.8	1,631.5	923.9	2,555.4	3,579.4	-	(2,401.0)	(162.2)	213.0	-	-	1,326.1	-	1,326.1

Certificate of agribusiness receivables	96.51% of CDI / IPCA + 5,90% (96.50% of CDI / IPCA + 5,90% on 12.31.16)	7.41% (13.43% on 12.31.16)	2.4	1,097.9	2,473.8	3,571.7	780.0	-	(779.2)	(393.8)	334.6	-	-	168.1	3,462.0	3,630.1

Development bank credit lines	Fixed rate / Selic / TJLP + 1.48% (Fixed rate / Selic / TJLP + 0.75% on 12.31.16)	6.78% (7.93% on 12.31.16)	1.7	313.3	256.8	570.1	62.4	-	(403.8)	(37.3)	47.4	0.2	20.1	381.3	499.7	881.0

Bonds	7.75% (7.75% on 12.31.16)	7.75% (7.75% on 12.31.16)	0.4	503.8	-	503.8	-	-	-	(38.8)	46.4	-	(6.8)	4.1	498.8	502.9

Export credit facility	100.35% of CDI (13.68% on 12.31.16)	6.91% (13.68% on 12.31.16)	1.2	39.2	1,850.0	1,889.2	-	-	-	(214.3)	181.2	-	-	72.3	1,850.0	1,922.3

Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.16)	4.36% (12.09% on 12.31.16)	2.2	3.5	245.8	249.4	-	-	-	(8.1)	9.7	(1.7)	(2.2)	3.5	248.0	251.6

Other secured debts	(8.50% on 12.31.16)	(8.50% on 12.31.16)	-	-	-	-	-	-	(129.9)	(8.9)	9.2	-	-	32.3	97.3	129.6

Fiscal incentives	2.40% (2.40% on 12.31.16)	2.40% (2.40% on 12.31.16)	0.5	3.6	-	3.6	34.4	-	(30.9)	(0.2)	0.2	-	-	0.1	-	0.1

				3,592.8	5,750.3	9,343.0	4,456.3	-	(3,744.7)	(863.5)	841.7	(1.5)	11.1	1,987.9	6,655.7	8,643.7

Foreign currency

Bonds	4.08% (4.71% on 12.31.16) + e.r. US$, EUR and ARS	4.08% (4.71% on 12.31.16) + e.r. US$, EUR and ARS	6.0	105.1	8,424.8	8,529.9	77.1	-	(396.0)	(382.0)	410.4	326.7	-	489.2	8,004.4	8,493.6

Export credit facility	LIBOR + 1.85% (LIBOR + 2.71% on 12.31.16) + e.r. US$	3.35% (3.85% on 12.31.16) + e.r. US$	2.2	953.5	1,197.2	2,150.7	3,576.0	-	(2,981.2)	(98.5)	105.5	238.3	-	312.2	998.4	1,310.6

Advances for foreign exchange rate contracts	(2.39% on 12.31.16) + e.r. US$	(2.39% on 12.31.16) + e.r. US$	-	-	-	-	4.1	-	(203.4)	(4.7)	0.3	(9.1)	-	212.8	-	212.9

Development bank credit lines	UMBNDES + 1.73% (UMBNDES + 2.10% on 12.31.16) + e.r. US$ and other currencies	6.22% (6.24% on 12.31.16) + e.r. US$ and other currencies	1.0	2.6	1.0	3.6	-	-	(5.9)	(0.4)	1.2	(0.3)	-	5.9	3.0	8.9

Working capital	23.10% (14.28% on 12.31.16) + e.r. ARS / + e.r US$	23.10% (14.28% on 12.31.16) + e.r. ARS / + e.r US$	1.5	128.2	39.7	167.9	1,584.8	-	(1,629.4)	(19.8)	59.2	(119.7)	-	236.9	55.8	292.7

Working capital	15.95% + e.r TRY	15.95% + e.r TRY	0.1	249.2	-	249.2	-	389.2	(40.6)	-	5.1	(104.3)	-	-	-	-

				1,438.6	9,662.8	11,101.3	5,242.1	389.2	(5,256.5)	(505.5)	581.8	331.5	-	1,257.1	9,061.6	10,318.7
				5,031.4	15,413.0	20,444.4	9,698.4	389.2	(9,001.2)	(1,369.0)	1,423.5	330.1	11.1	3,245.0	15,717.4	18,962.4

(1)     Weighted average maturity in years.

(2)     Balance arising from business combination with Banvit (note 6.1.3).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.1.     Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that promotes investments in rural activities.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily to short term working capital and import operations of subsidiaries located in Argentina and Turkey. The loans are denominated in Argentine Pesos and Turkey Lira with maturity in 2018.

19.2.     CRA

On September 29, 2015, BRF completed the CRA issuance related to the public distribution offering of the 1st series of the 3rd Issue by Octante Securitizadora S.A. (“Securitization Company”) in the amount of R$1,000.0 net of interest, which will mature on October 01, 2018, and were issued with a coupon of 96.90% p.a. of the DI rate, payable every each 9 months. The CRAs arise from the Company’s exports contracted with BRF Global GmbH and were assigned and/or promised to the Securitization Company.

On April 19, 2016, BRF completed the CRA issuance related to the public distribution offering of the 1st series of the 9th Issue by Octante Securitizadora S.A. (“Securitization Company”) in the amount of R$1,000.0 net of interest, which will mature on April 19, 2019 and were issued with a coupon of 96.50% p.a. of the DI rate, payable each 9 months. The CRAs arise from the Company’s exports contracted with BRF Global GmbH and were assigned and/or promised to the Securitization Company.

On December 22, 2016, BRF completed the CRA issuance related to the public distribution offering of the 1st and 2nd series of the 1st Issue by Vert Companhia Securitizadora, in the amount of R$1,500.0 net of interest. The 1st series CRA were issued with a coupon of 96.00% p.a. of the DI rate, with will mature on December 16, 2020 and payable every each 8 months. The 2nd series CRA were issued with a coupon of 5.8970% p.a. updated by the Amplified Consumer Price Index (“IPCA”), with will mature on December 18, 2023 and with interest payable each 16 or 18 month. The CRAs arise from the Company’s exports contracted with BRF Global GmbH and BRF Foods GmbH.

On August 15, 2017, the CRA related to the issuance of December 16, 2016 and linked to the public offering of the 1st. Series was transferred to SHB, based on exports between SHB and BRF Foods Gmbh. The conditions negotiated at the date of issue remain in force.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.3.     Development bank credit lines

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were obtained for the acquisition of equipment and expansion of productive facilities.

FINEM: Credit lines of Financing for Enterprises ("FINEM") which are subject to the variations of UMBNDES, TJLP and SELIC currency basket. The values of principal and interest are paid in monthly installments, with maturities between 2018 and 2020 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

FINEP: Credit lines of Financial of Studies and Projects (“FINEP”) obtained with reduced charges for projects of research, development and innovation, with maturities dates between 2018 and 2019.

19.4.     Bonds

Senior Notes BRF 2018: On May 15, 2013, BRF completed international offering of 5 year bonds in the aggregate amount of R$500.0 (the “BRL Bonds”) which will mature on May 22, 2018 (“Senior Notes BRF 2018”), issued with a coupon (interest) of 7.75% p.a. (yield to maturity 7.75%), payable semi-annually beginning as from November 22, 2013.

BFF Notes 2020: On January 28, 2010, BFF International Limited issued senior notes in the total value of R$1,392.0, whose notes are guaranteed by BRF, with a nominal interest rate of 7.25% p.a. and effective rate of 7.54% p.a. maturing on January 28, 2020. On June 20, 2013, the amount of R$271.9 of these senior notes was exchanged by Senior Notes BRF 2023 and on May 15, 2014, the amount of R$908.0 was repurchased with part of the proceeds obtained from the Senior Notes BRF 2024. On May 28, 2015, the Company concluded a Tender Offer, in amount of R$321.8, such that the outstanding balance amounted to R$375.5 and the premium paid, net of interest, was R$50.7. On September 14, 2016, the Company concluded a Tender Offer, in amount of R$107.0, being the premium paid, net of interest, was R$13.6. The premium paid to holders of existing bonds was recorded as a financial expense.

Senior Notes BRF2022: On June 6, 2012, BRF issued senior notes of R$1,009.2, with nominal interest rate of 5.88% p.a. and an effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012, the Company reopened this transaction for an additional amount of R$518.6, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. On May 28, 2015, the Company concluded a Tender Offer, in amount of R$1,832.3, such that the outstanding balance amounted to R$548.8 and the premium paid, net of interest, was R$251.9. On September 14, 2016, the Company concluded a Tender Offer, in amount of R$180.3, being the premium paid, net of interest, was R$18.9. The premium paid to holders of existing bonds was recorded as a financial expense.

Senior Notes BRF 2022 (“Green Bonds”): On May 29, 2015, BRF concluded a Senior Notes offer of 7 (seven) year in the total amount of R$1,747.1, which will mature on May 03, 2022 (“Senior Notes BRF 2022”), issued with a coupon (interest) of 2.75% p.a. (yield to maturity 2.822%), payable annually beginning on June 03, 2016.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2017, 2016 and 2015 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Senior Notes BRF 2023: On May 15, 2013, BRF completed international offerings of 10 years bonds in the aggregate amount of R$1,011.7 (the “USD Bonds”), which will mature on May 22, 2023 (“Senior Notes BRF 2023”), issued with a coupon (interest) of 3.95% per year (yield to maturity 4.135%), payable semi-annually beginning on November 22, 2013.

Senior Notes BRF 2024: On May 15, 2014, BRF completed international offerings of 10 years bonds in the aggregate amount of R$1,662.5 (the “USD Bonds”), which will mature on May 22, 2024 (“Senior Notes BRF 2024”), issued with a coupon (interest) of 4.75% p.a. (yield to maturity 4.952%), payable semi-annually beginning on November 22, 2014.

Senior Notes BRF 2026: On September 29, 2016, BRF through its wholly-owned subsidiary BRF GmbH concluded a Senior Notes offer of 10 years in the total amount of R$1,611.8, with will mature on September 29, 2026, issued with a coupon (interest) of 4.35% p.a. (yield to maturity de 4.625%), payable semi-annually beginning on March 29, 2017.

19.5.     Export credit facilities

Export prepayments: Under the terms of each of these credit facilities, the Company entered into loans which must be evidenced subsequently by the trade accounts receivable related to the exports of its products, with maturity between 2018 and 2019.

Commercial credit lines: Denominated in U.S. Dollars with quarterly payments of interest and principal maturing in 2018 and are utilized for purchases of imported raw materials and other working capital needs.

19.6.     Special Program Asset Recovery (“PESA”)

The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) promoted by the federal government and securitized by commercial financial institutions. Such loan facility is subject to the variations of the General Market Price Index (“IGPM”) plus interest of 4.90% p.a. The principal is payable in a single installment with maturity date in 2020, being secured by endorsements and pledges of public debt securities (note 15).

19.7.     Rotative credit line (“Revolver Credit Facility”)

With the purpose of improving its financial liquidity, the Company and its wholly-owned subsidiary BRF Global GmbH obtained a credit line Revolver Credit Facility ("Revolver Credit Facility") in the amount of US$1,000.0, with a maturity date in May 2019, from a syndicate comprised of 28 banks. The transaction was structured to allow the Company to utilize the credit line at any time, during the contracted period. In April 2017, the company used US$650.0 of the credit line with a LIBOR rate of + 1.25% and maturity in May 2019. The Company settled in advance the credit line used in October 2017.

19.8.     Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follows:

12.31.17
2018	5,031.4
2019	3,983.9
2020	1,684.7
2021	125.4
2022	3,106.2
2023 onwards	6,512.8
20,444.4

19.9.   Guarantees

	12.31.17	12.31.16
Total of loans and financing	20,444.4	18,962.4
Mortgage guarantees	577.2	1,019.6
Related to FINEM-BNDES	462.8	771.3
Related to FNE-BND	-	129.6
Related to tax incentives and other	114.4	118.7

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in the Company´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2017 totaled R$17.3 (R$28.4 as of December 31, 2016).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The guarantee as of December 31, 2017 totaled R$87.1 (R$138.5 as of December 31, 2016).

On December 31, 2017, the Company contracted bank guarantees in the amount of R$1,477.8 (R$1,934.5 as of December 31, 2016) offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 1.09% p.a. (0.90% p.a. as of December 31, 2016).

19.10.  Commitments

In the normal course of the business, the Company enters into agreements with third parties which are mainly related to the purchase of raw materials, such as corn and soymeal, where the agreed prices can be fixed or to be fixed. The Company enters into other agreements, such as electricity, packaging supplies and manufacturing activities. The amounts of the agreements at the date of these financial statements are set forth below:

12.31.17
2018	4,862.1
2019	922.9
2020	346.9
2021	208.7
2022	100.8
2023 onwards	123.0
6,564.4

20.         TRADE ACCOUNTS PAYABLE

	12.31.17	12.31.16
Domestic suppliers
Third parties	4,451.1	4,148.1
Related parties	16.6	13.1
	4,467.7	4,161.2

Foreign suppliers
Third parties	2,030.6	1,727.5
Related parties	-	-
	2,030.6	1,727.5

(-) Adjustment to present value	(52.8)	(48.9)
	6,445.5	5,839.8

In the year ended on December 31, 2017, the average payment period is 97 days (99 days on December 31, 2016).

On the suppliers balance as of December 31, 2017, R$1,787.7 (R$1,556.5 as of December 31, 2016) corresponds to the supply chain finance transactions on which there were no changes in the payment terms and prices negotiated with the suppliers.

The information on accounts payable involving related parties is presented in note 30. The trade accounts payable to related parties refer to transactions with associates UP! in domestic market.

21.         SUPPLY CHAIN FINANCE

	12.31.17	12.31.16
Supply chain finance - Domestic suppliers	518.4	1,007.1
Supply chain finance - Foreign suppliers	196.8	328.5
	715.2	1,335.6

The Company has partnerships with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers do have the freedom to choose whether to anticipate or not and, if positive, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and / or more flexible payment terms, among others.

The Company has not identified a material change in the existing commercial conditions with its suppliers.

As such, these transactions are presented in the operating cash flows for the year ended December 31, 2017 and December 31, 2016.

On December 31, 2017, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the internal market were set between 0.57% to 0.84% p.m. (1.08% to 1.33% p.m. on December 31, 2016).

On December 31, 2017, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.19% to 0.29% p.a. (0.17% to 0.25% p.m. on December 31, 2016).

22.         DERIVATIVE FINANCIAL INSTRUMENTS

	12.31.17	12.31.16

Derivatives designated as hedge accounting
Assets
Non-deliverable forward (NDF)	1.1	76.3
Currency option contracts	23.6	118.7
Commodities (corn) non-deliverable forward (NDF)	0.8	2.4
Commodities (Soy) non-deliverable forward (NDF)	1.1	-
Corn option contracts	0.8	-
Commodities (Soybean oil) non-deliverable forward (NDF)	0.1	-
	27.5	197.4

Liabilities
Non-deliverable forward of currency (NDF)	(6.8)	(1.8)
Commodities (soybean) non-deliverable forward (NDF)	(3.0)	(0.9)
Commodities (soybean oil) non-deliverable forward (NDF)	(0.1)	-
Currency option contracts	(25.9)	(35.1)
Corn option contracts	(0.6)	-
Soybean option contracts	(1.5)	-
Deliverable forwards contracts	-	(0.3)
Commodities (corn) non-deliverable forward (NDF)	(4.6)	(0.6)
Corn and soymeal future contracts - B3	-	-
Exchange rate contracts currency (Swap)	(166.3)	(184.2)
	(208.8)	(222.9)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward of currency (NDF)	36.4	-
Currency option contracts	1.5	-
Exchange rate contracts currency (Swap)	25.1	0.4
	63.0	0.4

Liabilities
Non-deliverable forward of currency (NDF)	(2.0)	(83.0)
Currency option contracts	(2.0)	-
Swap (index / Currency / stocks)	(86.5)	(218.5)
Dollar future contracts - B3	(0.2)	(5.2)
	(90.7)	(306.7)
	-	-
Current assets	90.5	198.0
Current liabilities	(299.5)	(529.6)

The collateral given in the transactions presented above are disclosed in note 8.

23.         LEASES

The Company is lessee in several contracts, which can be classified as operating or finance lease.

23.1.     Operating lease

The minimum future payments of non-cancellable operating lease are presented below:

12.31.17
2018	374.9
2019	76.8
2020	44.6
2021	34.5
2022	31.7
2023 onwards	93.0
655.5

The payments of operating lease agreements recognized as expense in the year ended December 31, 2017 amounted to R$306.7 (R$308.3 as of December 31, 2016).

23.2.     Finance lease

The Company enters into finance leases mainly for the acquisitions of machinery, equipment, vehicles, software and buildings, presented below:

	Weighted average interest rate (p.a.) (1)	12.31.17	12.31.16
Cost
Machinery and equipment		98.1	115.8
Software		97.1	78.7
Vehicles		0.3	0.5
Land		1.4	1.7
Buildings		218.8	144.4
Facilities		14.7	-
		430.4	341.1

Accumulated depreciation
Machinery and equipment	44.88%	(45.3)	(38.4)
Software	80.00%	(84.6)	(63.5)
Vehicles	20.00%	(0.2)	(0.3)
Buildings	8.33%	(59.1)	(44.1)
Facilities	6.67%	(0.7)	-
		(189.9)	(146.3)
		240.5	194.8

(1)     The period of depreciation of leased assets corresponds to the lowest of term of the contract and the useful life of the asset, as determined by IAS 17.

The minimum future payments required for these finance leases are segregated as follows, and were recorded in current and non-current liabilities:

	12.31.17
	Present value of minimum payments	Interest	Minimum future payments
2018	51.7	20.9	72.5
2019	43.3	20.2	63.5
2020	30.4	15.0	45.4
2021	20.4	9.0	29.4
2022	16.1	8.3	24.4
2023 onwards	70.7	46.8	117.6
	232.6	120.2	352.8

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

The Company also has commitments regarding financial leases, related to a built to suit agreement for the construction of facilities which will be build by third parties. The agreements terms will be 13 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rent outstanding installments falling due, according to the terms of the contract.

The estimated schedule of future payments related to this agreement is set forth below:

12.31.17
2018	-
2019	9.4
2020	9.4
2021	9.4
2022	9.4
2023 onwards	84.9
122.5

24.         SHARE BASED PAYMENT

24.1.     Stock options plan

The Company grants stock options to its employees eligible by the Board of Directors, which are determined in stock options plans that were approved by an Ordinary and a Special Meeting of Shareholders on March 31, 2010 (Plan I) and April 08, 2015 (Plan II).

Plan I comprise two instruments: (i) annual stock option grant, and (ii) an additional stock option grant, which the employee might adhere using part of its profit sharing bonus. Plan II comprises only the annual grant.

The vesting conditions are based on attainment of results and in the value of the Company businesses.

The plans include shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plans are managed by the Board of Directors, within the limits established by the general guidelines of the plan and applicable legislation.

The quantity of granted options is determined by the Board of Directors, with an exercise price equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the B3, prior to the grant date. The exercise price is updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the option exercise notice by the beneficiary.

The vesting period during which the participant can not exercise the purchase of the shares for Plan I is 1 to 3 years and for Plan II is 1 to 4 years, respecting the following deadlines from the grant date of the option.

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

According to the ordinary meeting of the Board of Directors held on March 30, 2017 and November 30, 2017, the granting of 863,528 and 290,771 options, respectively, was approved.

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise period	End of the exercise period	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

Plan I
05.02.13	05.01.14	05.01.18	3,490,201	304,968	11.88	46.86	62.12
04.04.14	04.03.15	04.03.19	1,552,564	483,201	12.56	44.48	55.85
05.02.14	05.01.15	05.01.19	1,610,450	670,107	14.11	47.98	59.84
12.18.14	12.17.15	12.17.19	5,702,714	3,102,620	14.58	63.49	77.15
			12,355,929	4,560,896

Plan II
04.26.16	04.30.17	12.30.22	8,724,733	4,375,000	9.21	56.00	59.09
05.31.16	05.31.17	12.30.22	3,351,220	2,303,260	10.97	46.68	48.87
03.30.17	03.30.18	12.29.23	863,528	635,442	9.45	38.43	39.01
12.01.17	12.01.18	12.29.23	290,771	290,771	7.91	41.69	41.69
			13,230,252	7,604,473
			25,586,181	12,165,369

(1)     Amounts expressed in Brazilian Reais

24.2.     Stock options plan – Restricted shares

On August 31, 2017, 716,486 restricted shares were granted in accordance with the plan that were approved by an Ordinary and a Special Meeting of Shareholders on April 26, 2017. The purpose of this plan is: (i) to stimulate the expansion, success and achievement of the Company's social objectives; (ii) to align the interests of the Company's shareholders with those of the eligible persons; and (iii) to enable the Company and the companies under its control to attract and retain the persons related to it.

Under the terms of the plan, directors may be elected, statutory or not, and people occupying other positions of the Company or subsidiaries. The granting of rights to beneficiaries is conditional on: (i) continuity of the employment relationship with the Company for 3 years after the grant date; (ii) achievement of a minimum shareholder return defined by the Board of Directors in the granting agreements and determined at the end of the vesting period; or (iii) any other conditions determined by the Board of Directors in each grant made.

Each year, or whenever it deems it appropriate, the Board of Directors shall approve the granting of restricted shares, electing the beneficiaries in favor of which the Company will sell the restricted shares, establishing the terms, quantities and conditions of acquisition of rights related to restricted shares.

The total number of restricted shares that may be granted under the plan shall not exceed 0.5% of the registered common shares, in book-entry form without par value, representing the Company's total share capital.

Date		Quantity		Grant (1)
Grant	Term of acquisition of right	Shares granted	Outstanding shares	Fair value of the shares
Restricted stock plan
08.31.17	08.31.19	716,846	706,820	41.85
		716,846	706,820

24.3.     Rollforward of the stock options plan and outstanding granted options

The rollforward of the outstanding granted options for the year ended December 31, 2017 is presented as follows:

Outstanding options as of December 31, 2016	16,506,807
Issued - grant of 2017
November 2017	290,771
August 2017 - Restricted stock plan	716,846
March 2017	863,528
Forfeited:
Grant of 2017	(228,086)
Grant of 2017 (Restricted stock)	(10,026)
Grant of 2016	(2,681,350)
Grant of 2014	(1,725,218)
Grant of 2014	(152,145)
Grant of 2013	(415,017)
Grant of 2012	(293,921)
Outstanding options as of December 31, 2017	12,872,189

The weighted average exercise prices of the outstanding options conditioned to services is R$60.29 (sixty Brazilian Reais and twenty-nine cents), and the weighted average of the remaining vesting period is 34 months.

The Company records as capital reserve in shareholders’ equity the fair value of the options in the amount of R$261.8 (R$236.2 as of December 31, 2016). In the statement of income in the year ended December 31, 2017 the amount recognized as expense was R$25.6 (R$43.5 as of December 31, 2016).

During the year ended on December 31, 2017, no executive exercised stock options.

24.4.     Fair Value Measurement

The weighted average fair value of options outstanding as of December 31, 2017 was R$11.36 (eleven Brazilian Reais and thirty-six cents) (R$11.54 as of December 31, 2016). The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

	12.31.17
	Plan I	Plan II
Expected maturity of the option:
Exercise in the 1st year	3.0 years	3.5 years
Exercise in the 2nd year	3.5 years	4.0 years
Exercise in the 3rd year	4.0 years	4.5 years
Exercise in the 4th year	-	5.0 years
Risk-free interest rate	5.09%	6.25%
Volatility	26.05%	27.07%
Expected dividends over shares	1.23%	2.40%
Expected inflation rate	3.71%	3.79%

24.5.     Expected period

The expected period is that in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the exercise period.

24.6.     Risk-free interest rate

The Company uses as risk-free interest rate the National Treasury Bond (“NTN-B”) available on the date of calculation and with maturity equivalent to the terms of the option.

24.7.     Volatility

The estimated volatility considered the weighting of the trading history of the Company’s shares.

24.8.     Expected dividends

The percentage of dividends used is based on the average payment of dividends per share in relation to the market value of the shares for the past four years.

24.9.     Expected inflation rate

The expected average inflation rate is based on estimated IPCA by Central Bank of Brazil, considering the remaining average terms of the option.

25.         EMPLOYEES BENEFITS PLANS

25.1.     Pension plans

The Company sponsors pension plans for its employees and executives as presented below:

Plan	Modality	Adhesions

Plan I	Defined Contribution	Closed
Plan II	Defined Contribution	Closed
Plan III	Defined Contribution	Open
FAF	Defined Benefit	Closed

These plans are managed by BRF Previdência a pension fund entity of non-economic nature and non-profit, through its Deliberative Board which is responsible for defining pension premises and policies, as well as establishing fundamentals guidelines and organization, operation and management rules. The Deliberative Board is composed of representatives from the sponsor and participants, the proportion of 2/3 and 1/3 respectively.

a.            Defined benefit plans

Plan I and II are structured as defined benefit during the accumulation of mathematics provisions with option to change the account balance to be applicable in lifetime monthly income on the grant date benefit. The main actuarial risks are (i) survival time over the ones set out in the mortality tables and (ii) actual return on equity below the actual discount rate.

The main purpose of FAF plan is to supplement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Securidade Social”), calculated proportionally according to the length of service performed and in line with the type of retirement. The main actuarial risks are (i) survival time over the ones set out in the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on assets below the actual discount rate, (v) amendment of the rules of social security and actual family composition of the retired employee or executive different from the established assumption.

In plans I and II, the contributions performed by the participants are made by the sponsor in equal basic contributions. In the Plan FAF, the contribution is made through a percentage actuarially defined for the participant and the sponsor. The actuarial calculations of the plans managed by BRF Previdência are made by independent actuaries, on an annual basis, according to the rules in force.

In case of a deficit result in plans, it must be supported by the sponsor, participants and beneficiaries, in the proportion of their contributions.

The economic benefit presented as an asset, considers only the part of the surplus that is actually recoverable. The form of recovery of the surplus of the plans will be through reductions in future contributions.

b.            Defined contribution plan

Plan III is a defined contribution plan, where contributions are known and the benefit amount depends directly on the contributions made by participants and sponsors, time of contribution and of the result obtained through investment of contributions. The contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants) and that may vary from 0.7% to 7.0% according to the salary range of the participant. The contributions made by the Company in the years ended December 31, 2017 and December 31, 2016 amounted R$15.9 and R$11.6 respectively. On December 31, 2017, the plan has 31,850 participants (30,678 participants as of December 31, 2016).

If participants of the plans I, II and III end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor.

c.            Rollforward of defined benefit plans

The assets and actuarial liabilities are presented below:

	FAF		Plano I and II
	12.31.17	12.31.16	12.31.17	12.31.16
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	2,275.9	2,000.3	16.0	15.2
Fair value of assets	(3,077.4)	(2,838.6)	(26.7)	(26.5)
(Surplus) Deficit	(801.5)	(838.3)	(10.7)	(11.3)
Irrecoverable surplus - (asset ceiling)	801.5	838.3	8.5	8.1
Net actuarial (assets) liabilities	-	-	(2.2)	(3.2)

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	838.3	743.6	8.1	4.4
Interest on irrecoverable surplus	93.9	90.3	0.9	0.5
Changes in irrecoverable surplus during the year	(130.7)	4.4	(0.5)	3.1
Ending balance of irrecoverable surplus	801.5	838.3	8.5	8.0

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	2,000.3	1,675.5	15.2	12.9
Interest on actuarial obligations	217.3	197.1	1.6	1.5
Current service cost	26.8	23.4	-	-
Benefit paid	(117.5)	(105.0)	(1.5)	(1.2)
Contributions of the sponsor	-	0.3	-	-
Actuarial losses - experience	(48.7)	27.5	(0.6)	1.0
Actuarial losses - hypothesis	197.6	153.5	1.2	1.0
Actuarial losses - demographic hypothesis	-	28.3	-	-
Ending balance of actuarial liabilities	2,275.9	2,000.5	16.0	15.2

Rollforward of fair value assets
Beginning balance of the fair value of plan assets	(2,838.7)	(2,419.0)	(26.5)	(21.9)
Interest income on assets plan	(311.2)	(287.4)	(2.9)	(2.6)
Transfers	-	(38.0)	-	-
Benefit paid	117.5	105.0	1.5	1.2
Contributions paid by the sponsor	-	(0.1)	-	-
Contributions paid by the employee	-	(0.3)	-	-
Return on assets higher (lower) than projection	(45.0)	(237.0)	1.2	(3.1)
Early elimination of obligations	-	38.0	-	-
Ending balance of fair value assets	(3,077.4)	(2,838.8)	(26.7)	(26.4)

Rollforward of comprehensive income
Beginning balance	23.3	27.4	(2.1)	(1.5)
Reversion to statement of income	(23.3)	(27.4)	2.1	1.5
Actuarial gains (losses)	(148.9)	(209.2)	(0.6)	(2.1)
Return on assets higher (lower) than projection	45.0	237.0	(1.2)	3.1
Changes on irrecoverable surplus	130.7	(4.4)	0.5	(3.1)
Ending balance of comprehensive income	26.8	23.4	(1.3)	(2.1)

Costs recognized in statement of income
Current service costs	(26.8)	(23.4)	-	-
Interest on actuarial obligations	(217.3)	(197.1)	(1.6)	(1.5)
Projected return on assets	311.2	287.4	2.9	2.6
Interest on irrecoverable surplus	(93.9)	(90.3)	(0.9)	(0.5)
Costs recognized in statement of income	(26.8)	(23.4)	0.4	0.6

Estimated costs for the next year
Costs of defined benefit	(28.0)	(26.8)	0.2	0.4
Estimated costs for the next year	(28.0)	(26.8)	0.2	0.4

d.            Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	FAF		Plan I e II
	12.31.17	12.31.16	12.31.17	12.31.16
Actuarial assumptions
Economic hypothesis
Discount rate	9.74%	11.20%	9.72%	11.25%
Inflation rate	4.25%	4.85%	4.25%	4.85%
Wage growth rate	4.93%	5.53%	N/A	N/A

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled mortality	RRB-1983	RRB-1983	RRB-1983	RRB-1983

Demographic data
Number of active participants	7,924	8,384	-	-
Number of participants in direct proportional benefit	10	41	-	-
Number of assisted beneficiary participants	6,233	5,984	51	54

e.            The composition of the investment portfolios

The composition of the investment portfolios is presented below:

				FAF				Plans I and II
		12.31.17		12.31.16		12.31.17		12.31.16
Composition of the fund's portfolio
Fixed income	2,238.1	72.7%	2,110.8	74.4%	23.1	86.4%	23.0	87.1%
Variable income	363.6	11.8%	339.8	12.0%	2.5	9.3%	2.9	10.8%
Real estate	197.7	6.4%	227.9	8.0%	-	0.0%	-	-
Structured investments	257.5	8.4%	141.6	5.0%	1.1	4.1%	0.5	1.9%
Transactions with participants	20.4	0.7%	18.5	0.6%	-	0.2%	0.1	0.2%
	3,077.4	100.0%	2,838.6	100.0%	26.7	100.0%	26.5	100.0%

% of nominal return on assets	10.90%		14.90%		8.92%		13.19%

f.             Forecast and average term of payments of obligations

The following amounts represent the expected benefit payments for future years and the average duration of the plan obligations:

	FAF	Plans I and II

2018	128.7	1.2
2019	137.5	1.3
2020	147.6	1.3
2021	160.1	1.4
2022	171.8	1.4
2023 to 2027	1,039.3	7.7

Weighted average duration - in years	12.48	10.23

g.            Sensitivity analysis of defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2017 is presented below:

		Variation of (+1%)		Variation of (-1%)
Relevant assumptions	Assumptions utilized	Average rate	Actuarial liabilities (1)	Average rate	Actuarial liabilities (1)

Benefit plan - FAF
Discount rate	9.74%	10.74%	(252.0)	8.74%	292.7
Wage growth rate	4.93%	5.93%	74.7	3.93%	(53.1)

(1)    Variation of actuarial liabilities.

25.2.     Employee benefits: description and characteristics of benefits and associated risks

	Liabilities
	12.31.17	12.31.16
Medical assistance	132.8	112.3
F.G.T.S. Penalty (1)	161.3	137.2
Award for length of service	49.3	52.0
Other (2)	51.4	28.6
	394.8	330.1
	-	-
Current	85.2	76.7
Non-current	309.6	253.4

(1)     FGTS – Government Severance Indemnity Fund for Employees

(2)     Post-employment benefit paid at the moment of employee’s termination in the amount of R$20.1 arising from business combination with Banvit.

The Company offers the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement:

a.            F.G.T.S. retirement related penalty

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. The benefit paid is equivalent to 50% of F.G.T.S being 40% corresponding to a penalty and 10% of social contribution. Main actuarial risks related are (i) survival time over the ones set out in the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

b.            Medical Plan

The Company offers to the retired employee according to the Law No. 9,656/98 a medical plan with fixed contribution, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force. Main actuarial risks related are (i) survival time over the ones set out in the mortality tables, (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

c.            Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration ranging from 1 to 5 current salaries at the date of the event (the longer the service time the higher the remuneration), provided they remain as active employees. Main actuarial risks related are (i) survival time over the ones set out in the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

d.            Retirement compensation

On retirement, employees with over 10 years of service to the Company are eligible for additional compensation from 1 to 2 current wages in force at the time of retirement. Main actuarial risks related are (i) survival time higher than the ones set out in the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

e.            Life insurance

The Company offers life insurance benefit to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance. For the employees with 10-20 years of service, the maintenance period of insurance is 2 years, from 21 years of service, the period is 3 years. Main actuarial risks related are (i) survival time higher than the ones set out in the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

f.             Rollforward of post-employment plans

The rollforward of actuarial liabilities related to other benefits, prepared based on an actuarial report, are as follows:

		Medical plan	F.G.T.S. penalty		Award for length of service			Others (1)
	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Composition of actuarial liabilities
Present value of actuarial liabilities	132.8	112.3	161.3	137.2	49.3	52.0	31.2	28.6
Net actuarial liabilities	132.8	112.3	161.3	137.2	49.3	52.0	31.2	28.6

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	112.3	130.0	137.2	105.2	52.0	41.4	28.6	22.4
Interest on actuarial liabilities	12.3	15.4	13.2	10.7	5.1	4.2	2.9	2.4
Early settlement of liabilities	-	(0.1)	-	(13.8)	-	(4.3)	-	(2.5)
Current service costs	0.2	0.2	6.0	4.3	2.1	1.4	0.9	0.6
Past service costs - changes in plan	2.9	0.1	-	13.8	-	4.3	-	2.5
Benefits paid directly by the Company	(1.1)	(5.5)	(16.6)	(7.9)	(9.5)	(10.4)	(4.1)	(2.9)
Actuarial (gains) losses - experience	(5.1)	(38.1)	14.8	7.5	-	7.3	2.0	2.9
Actuarial (gains) losses - demographic hypothesis	(2.4)	(0.4)	(4.3)	13.8	(1.8)	7.1	(0.8)	2.2
Actuarial losses - economic hypothesis	13.7	10.6	11.1	3.7	1.4	0.9	1.7	0.9
Ending balance of liabilities	132.8	112.3	161.3	137.2	49.3	52.0	31.2	28.6

Rollforward of fair value assets
Benefits paid directly by the Company	1.1	5.5	16.6	7.9	9.5	10.4	4.1	2.9
Contributions of the sponsor	(1.1)	(5.5)	(16.6)	(7.9)	(9.5)	(10.4)	(4.1)	(2.9)
Ending balance of fair value of assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(31.2)	(59.0)	(64.9)	89.8	(38.0)	(22.7)	(12.9)	(6.9)
Actuarial gains (losses)	(6.2)	27.8	(21.6)	(25.0)	0.5	(15.3)	(3.0)	(6.0)
Ending balance of comprehensive income	(37.4)	(31.2)	(86.5)	64.8	(37.5)	(38.0)	(16.0)	(12.9)

Costs recognized in statement of income
Interest on actuarial liabilities	(12.3)	(15.4)	(13.2)	(10.7)	(5.1)	(4.2)	(2.9)	(2.4)
Current service costs	(0.2)	(0.2)	(6.0)	(4.3)	(2.1)	(1.4)	(0.9)	(0.6)
Past service costs	(2.9)	(0.1)	-	(13.8)	-	(4.3)	-	(2.5)
Gains on early settlement	-	0.1	-	13.8	-	4.3	-	2.5
Cost recognized in statement of income	(15.4)	(15.6)	(19.1)	(15.0)	(7.2)	(5.6)	(3.7)	(3.0)

Estimated costs for the next year
Current service costs	(0.2)	(0.2)	(6.5)	(6.0)	(2.1)	(2.1)	(0.8)	(0.9)
Interest on actuarial liabilities	(12.7)	(12.3)	(12.2)	(13.2)	(4.0)	(5.1)	(2.5)	(2.9)
Past service costs - changes in plan	-	(2.9)	-	-	-	-	-	-
Estimated costs for the next year	(12.9)	(15.4)	(18.8)	(19.2)	(6.1)	(7.2)	(3.3)	(3.8)

(1)     Considers the sums of the retirement compensation and life insurance benefits.

g.            Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

		Medical plan	F.G.T.S. penalty		Award for length of service			Others (1)
Actuarial assumptions	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16

Economic hypothesis
Discount rate	9.76%	11.22%	9.30%	11.64%	9.30%	11.69%	9.30%	11.64%
Inflation rate	4.25%	4.85%	4.25%	4.85%	4.25%	4.85%	4.25%	4.85%
Medical inflation	7.38%	8.00%	N/A	N/A	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	4.25%	5.80%	4.25%	5.80%	4.25%	5.80%
F.G.T.S. balance growth	N/A	N/A	4.00%	4.00%	N/A	N/A	N/A	N/A

		Medical plan		Life insurance		Other benefits
Actuarial assumptions	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled	RRB-1944	RRB-1944	RRB-1944	RRB-1944	RRB-1944	RRB-1944
Schedule of disabled mortality	RRB-1983	RRB-1983	RRB-1983	RRB-1983	RRB-1983	RRB-1983
Schedule of turnover - BRF's historical	2,017	2,016	2,017	2,016	2,017	2,016
Demoraphic data
Number of active participants	1,287	1,477	89,596	90,861	86,817	86,864
Number of assisted beneficiary participants	643	638	2,097	2,863	-	-

(1)     Includes retirement compensation and life insurance benefits.

h.            Forecast and average duration of payments of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Others	Total

2018	5.3	52.8	11.0	7.5	76.6
2019	5.8	11.4	5.4	2.5	25.2
2020	6.4	13.9	7.0	3.0	30.2
2021	7.0	15.9	6.5	2.7	32.1
2022	7.6	15.1	6.3	2.5	31.5
2023 to 2027	49.3	79.2	25.7	10.5	164.7

Weighted average duration - in years	15.13	4.47	4.6	5.66	7.00

i.              Sensitivity analysis of post-employment plans

The Company made the sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2017, as presented below:

		(+) Variation		(-) Variation
Relevant assumptions	Assumptions utilized	Average (%)	Actuarial liabilities (1)	Average (%)	Actuarial liabilities (1)

Medical plan
Discount rate	9.76%	10.76%	(16.4)	8.76%	20.3
Medical inflation	7.38%	8.38%	20.0	6.38%	(16.4)
Turnover	Historical	+3%	(0.5)	-3%	0.8

F.G.T.S. penalty
Discount rate	9.30%	10.30%	(4.9)	8.30%	5.5
Wage growth rate	4.25%	5.25%	0.8	3.25%	(0.3)
Turnover	Historical	+3%	(16.7)	-3%	22.8

(1)       Variation of actuarial liabilities.

26.         PROVISION FOR TAX, CIVIL AND LABOR RISKS

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

The Company’s management believes that its provision for tax, civil and labor risks, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as presented below:

26.1.     Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

		Tax		Labor	Civil, commercial and other		Contingent liabilities			Total
	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16	12.31.17	12.31.16
Beginning balance	281.7	240.5	479.7	377.0	122.5	65.7	499.9	522.6	1,383.9	1,205.9
Additions	177.1	107.2	704.0	559.5	164.1	82.6	11.0	-	1,056.1	749.3
Business combination (1)	-	28.7	1.8	17.8	-	4.5	-	-	1.8	51.0
Reversals	(50.8)	(48.0)	(270.8)	(254.3)	(75.1)	(12.2)	(139.5)	(20.9)	(536.2)	(335.4)
Payments	(127.0)	(69.4)	(338.9)	(282.0)	(43.3)	(49.7)	-	-	(509.3)	(401.1)
Price index update	26.6	26.5	128.5	70.0	242.0	32.5	-	-	397.1	129.0
Exchange rate variation	(4.2)	(3.8)	(12.6)	(8.3)	(2.7)	(0.9)	(0.8)	(1.8)	(20.2)	(14.8)
Ending balance	303.4	281.7	691.7	479.7	407.5	122.5	370.6	499.9	1,773.2	1,383.9

Current									536.1	276.2
Non-current									1,237.1	1,107.7

(1) Balance arising from the business combination with Banvit (note 6.1.3).

26.1.1.         Tax

The tax contingencies consolidated and classified as probable losses relate to the following main legal proceedings:

ICMS: The Company discusses administratively and judicially judgments of ICMS arising from the ICMS tax credits on mainly related to the acquisition of use and consumption materials, property, plant and equipment, communication service, presumed credit, alleged underpayment of tax rate differential, tax rebate, isolated fine and others, in amount to R$157.0 (R$129.1 as of December 31, 2016).

PIS and COFINS: The Company discusses administratively and judicially the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, which amount is R$106.5 (R$102.0 as of December 31, 2016).

Other tax contingencies: The Company recorded other provisions for tax claims related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), contributions due to joint liability for services provided by third parties, through assignment of labor debits included in REFIS with deposit awaiting consolidation and conversion into payment, in addition to debits as tax debts arising from differences of accessory obligations, import taxes, industrialized products tax, payment of compensation fees and others. In view of the amnesty payments the provision amounted in R$51.6 (R$105.4 as of December 31, 2016).

26.1.2.         Labor

The Company is defendant in several labor claims individual or with the Public Minister, mainly related to overtime, time spent by the workers for changing uniforms, in-commuting hours, rest breaks, occupational accidents, among others. None of these labor claims is individually significant. The Company recorded a provision based on past history of payments and loss prognosis.

26.1.3.        Civil, commercial and others

Civil contingencies are mainly related to claims relating to traffic accidents, moral and property damage, physical casualties, consumer relations, contractual breaches, and other.

26.2.     Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded. On December 31, 2017, the total amount of the possible contingencies was R$13,278.4 (R$13,667.9 as of December 31, 2016), of which R$370.6 (R$499.9 as of December 31, 2016) was recorded at fair value as a result of business combinations with Sadia, Avex and Dánica group, according to the requirements of paragraph 23 of IFRS 3.

26.2.1.        Tax

Tax contingencies amounted to R$11,469.9 (R$11,953.1 as of December 31, 2016), from which R$370.2 (R$490.3 as of December 31, 2016) was recorded at fair value as a result of business combination with Sadia, Avex and Dánica group, according to the requirements of paragraph 23 of IFRS 3.

The most relevant tax cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$506.3 (R$688.6 as of December 31, 2016). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. One of the cases was tried at the administrative level in 2017 and part of the debit was canceled. The total profits earned abroad are disclosed in note 13.3.

Income Tax and Social Contribution: The Company discusses administratively and judicially several tax assessment notices involving compensation of tax losses, refunds and offset of income and social contribution tax credits against other federal tax debts, including credits arising from the Plano Verão legal dispute. Also, on February 05, 2015 BRF received a tax assessment notice, related to the compensation of tax loss carryforwards and negative calculation basis up to limit of 30% when it has incorporated one of the groups entity during calendar year 2012. The contingent liabilities relative to the subjects discussed totaled R$1,276.4 (R$1,160.2 as of December 31, 2016).

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by certain States local rules (“guerra fiscal”) in a total amount of R$1,690.6 (R$2,153.5 as of December 31, 2016); (ii) maintenance of ICMS tax credits on the acquisition of certain products with a reduced tax burden (“cesta básica”) in a total amount of R$789.9 (R$716.2 as of December 31, 2016);  (iii) absence of evidence to prove the balances of exports in the amount of R$333.8 (R$356.8 as of December 31, 2016) and part of the assessment was canceled 2017; and (iv) R$1,946.2 (R$1,763.2 as of December 31, 2016) related to other ICMS claims.

Related to the disputes involving “guerra fiscal” (item i above), on December, 18, 2017 was published the Agreement ICMS Nº 190/2017 which regulates a Supplementary Law Nº 160/2017, allowing, after the necessary internal regulations of the States, the remission of the debts assessed/executed. A significant number of cases were reclassified to risk of remote loss arising from favorable decisions not yet definitive in some cases.

In addition to this theme, BRF received on December 14, 2015 a tax assessment notice from the State of Paraná, demanding a partial rebate of ICMS credits in a total amount of R$339.6 (R$332.2 on December 31, 2016) related to “guerra fiscal”, undue credit related to materials consumed in production and undue credits over meats and imports, of which R$20.4 was reclassified to probable loss risk, R$220.5 to remote loss risk and R$98.7 to possible loss risk, because of evolution of process.

Related to the “ICMS cesta básica” (item ii above), in a meeting held on October 16, 2014 the Federal Supreme Court ("STF") was favorable to Tax Authority of State of Rio Grande do Sul, in the judgment of the extraordinary appeal No.635,688 submitted by company Santa Lúcia, understanding as improper the integral maintenance of ICMS tax credits on the reduced tax basis of food products that composes the basic food basket. The decision has a wide reflection effect (applicable to all taxpayers). However, there is still a claim for clarification waiting to be judged, requesting more details related to the timing of such decision (i.e. whether the decision will have retrospective effects), which suggests the need to wait for this final decision to recognize the effects on our financial statements.

IPI: The Company discusses administratively and judicially the non-ratification of compensation of IPI credits resulting from purchases of exempted goods, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS being some cases having favorable decisions. Such discussed debits totaled the amount of R$441.7 (R$459.2 as of December 31, 2016).

IPI Premium Credits: The Company was involved in a judicial dispute in a total amount of R$440.1 as of December 31, 2016. On September 15, 2017, the Company opted to join the Tax Amnesty Program related to two processes, being that a residual value of R$31.0.

PIS and COFINS: The Company is involved in administrative proceedings regarding (i)  offsetting of credits against other federal tax debts, (ii) disputes about the application (or not) of tax exemptions to some of our products (seasoned meats), iii) levied on the sale of certain types of products (non processed meat), (iv)  Decrees 2.445 and 2.449 (“semestralidade”) and others in the amount of R$4,001.2  (R$3,614.9 as of December 31, 2014).

Social Security Taxes: The Company is involved in disputes related to social security taxes allegedly due on payments to service providers as well as joint responsibility with civil construction service providers and others in a total amount of R$262.9 (R$237.2 as of December 31, 2016).

Other Contingencies: The Company is involved in proceedings regarding to a requirement of a fine of 50% of the compensation amount of PIS/COFINS and IRPJ not approved awaiting final decision of the processes, basis of calculation of social contribution on net income, tax on services and others of several natures, fees, property tax, import tax, IOF, as well as an isolate fine arising from alleged errors on Digital Fiscal Bookkeeping (“EFD”) on 2012, totaling R$190.0) (R$29.7 as of December 31, 2016).

Additionally, the Company’s management assessed as relevant disclose information about the processes below:

HUAINE: the Company was included as co-responsible in a debt from Huaine Participações Ltda (former holding of Perdigão). In this lawsuit it is being discussed the inclusion of the Company in the liability from the tax execution in the amount of R$670.9 (R$642.8 as of December 31, 2016). BRF presented a guarantee to the debt, which was duly accepted by the judge and filed a motion to stay execution, which is awaiting judgment. The Company’s legal advisors classified the risk of losses as remote.

26.2.2.        Labor

On December 31, 2017 the contingencies assessed as possible loss totaled R$139.3 (R$34.9 as of December 31, 2016).

26.2.3.        Civil

The civil contingencies for which losses were assessed as possible totaled R$1,714.9 (R$1,679.8 as of December 31, 2016) and were mainly related to indemnification for material and moral damages.

26.3.              Contingent Assets

26.3.1.        Exclusion of VAT (ICMS) from PIS and COFINS tax base

On March 20, 2017, the Supreme court ruled that the amount of ICMS (i.e., the state-level value added tax) levied on the sale of products or services should not be included in the taxable base of PIS/COFINS (i.e., the federal social contribution taxes that operate like value added taxes). Considering that BRF S/A has a favorable decision in a lawsuit with this discussion and considering that our legal advisors believe that this last appeal filled by the government has a low probability to impact the lawsuits initiated before the judgment mentioned herein, the Company calculated a contingent asset of R$630.3. The Company has another 07 (seven) lawsuits about the subject filed by other companies that were merged over the past years, but with amounts have not yet been reasonably estimated to date.

27.         SHAREHOLDERS’ EQUITY

27.1.     Capital stock

On December 31, 2017, the capital subscribed and paid by the Company is R$12,553.4, which is composed of 812,473,246 book-entry shares of common stock without par value. The value of the capital stock is net of the public offering expenses of R$92.9.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common shares, in book-entry form without par value.

27.2.     Breakdown of capital stock by nature

	12.31.17	12.31.16	12.31.15
Common shares	812,473,246	812,473,246	872,473,246
Treasury shares	(1,333,701)	(13,468,001)	(62,501,001)
Outstanding shares	811,139,545	799,005,245	809,972,245

27.3.     Rollforward of outstanding shares

			Quantity of outstanding of shares
	12.31.17	12.31.16	12.31.15
Shares at the beggining of the year	799,005,245	809,972,245	867,284,349
Purchase of treasury shares	-	(11,107,600)	(59,247,400)
Sale of treasury shares	12,134,300	140,600	1,935,296
Shares at the end of the year	811,139,545	799,005,245	809,972,245

27.4.     Shareholders’ remuneration

	12.31.17	12.31.16	12.31.15
Net profit (Loss)	(1,125.6)	(372.4)	3,111.2
Legal reserve (5.00%)	-	-	(155.6)
Dividends calculation base	(1,125.6)	(372.4)	2,955.6
Minimum mandatory dividend (25.00%)	-	-	738.9
Remuneration of shareholders' exceeding the mandatory minimum	-	513.2	251.8
Total remuneration of shareholders' in the year, as interest on shareholders' equity	-	513.2	990.7
Withholding income tax on interest on shareholders' equity	-	(77.0)	(88.9)
Remuneration of shareholders', net of withholding income tax	-	436.2	901.8

Dividends paid per share	-	0.76410	1.19979

Payment of interest on shareholders' equity, paid in 2016 - gross of withholding income tax of R$77.0	-	(513.2)	(425.9)
Paid in the previous period - interest on shareholders' equity of 2015 - gross withholding income tax of R$48.3	-	(473.4)	(376.7)
Dividends paid related to 2015	-	(189.7)	(86.5)
Payments made during in the year	-	(1,176.3)	(889.1)

Total remuneration of shareholders' outstanding	-	-	564.8
Withholding income tax on interest on shareholders' equity	-	-	(48.3)
Remaining amounts outstanding	1.9	2.3	1.9
Interest on shareholders' equity outstanding	1.9	2.3	518.5

27.5.     Loss absorption

		Loss absorption		Reserve balances
	Limit on
	capital %	12.31.17	12.31.16	12.31.17	12.31.16
Actuarial loss FAF	-	(16.8)	(19.1)	-	-
Interest on shareholdes' equity	-	-	513.2	-	-
Legal reserve	20	(438.8)	-	101.4	540.2
Capital increase reserve	20	(30.3)	(989.1)	-	170.8
Reserve for tax incentives	-	(639.7)	122.6	-	639.7
		(1,125.6)	(372.4)	101.4	1,350.7

Legal reserve: It is computed based on five percent (5%) of net profit of each fiscal year as specified in article 193 of Law No. 6,404/76, modified by Law No. 11,638/07, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2017, this reserve corresponds to 0.81% of capital stock and absorbed R$438.8 related of loss (4.34% as of December 31, 2016).

Reserve for capital increase: it is calculated based on twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2017, this reserve absorbed (i) R$140.5 related to cancellation of treasury shares and (ii) R$30.3 of loss, with full settlement. On December 31, 2016, this reserve corresponds to 1.37% of capital stock.

Reserve for tax incentives: Constituted as specified in article 195-A of the Law No. 6,404/1976, modified by Law No. 11,638/07, based on the amounts of government grants for investment. On December 31, 2017, this reserve absorbed R$639.7 of the loss, with full settlement.

27.6.     Capital reserve

27.6.1.  Capital reserve

	Capital Reserves
	12.31.17	12.31.16	12.31.15
Result on disposal of shares	(40.7)	(40.7)	(39.0)
Granted shares canceled	(32.4)	(32.4)	-
Valuation of stock exchange	166.2	166.2	174.0
Shares based payment	261.8	236.2	160.3
Goodwill on acquisition of non-controlling entities	(40.5)	(47.4)	(47.4)
Acquisition of non-controlling entities	(199.3)	(240.9)	(240.9)
	115.1	41.0	7.0

27.6.2.  Treasury shares

The Company has 1,333,701 shares in treasury, with an average cost of R$53.60 (fifty-three Brazilian Reais and sixty cents) per share, with a market value corresponding to R$48.8.

On August 10, 2017, the Board of Directors authorized the sale of shares in treasury. On August 16, 2017, the Company sold 12,134,300 shares of its own at a cost of R$650.4, with a sale value of R$509.9.  The main purpose of such disposal is to accelerate the reduction of Company's financial leverage ratios through the entry of the respective funds into its cash. Additionally, the Company contracted with A-rated financial institution Total Return Swap instrument (note 4.2.1), registered in B3, in amounts equivalent to those of the shares Held in treasury sold, with periods of maturity on February 05, 2019, with no possibility of renewal, for which shall receive the variation of the price related to the shares of its issue and pay a percentage of the CDI. The fair value adjustment is recorded in financial expenses.

		Quantity of outstanding of shares
	12.31.17	12.31.16
Shares at the beggining of the year	13,468,001	62,501,001
Cancellation of treasury shares	-	(60,000,000)
Purchase of treasury shares	-	11,107,600
Sale of treasury shares	(12,134,300)	(140,600)
Shares at the end of the year	1,333,701	13,468,001

27.7.     Breakdown of the capital by owner

The shareholding position of shareholders holding more than 5% of the voting capital, management and members of the Board of Directors is presented below (unaudited):

		12.31.17		12.31.16
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	92,716,266	11.41	92,761,499	11.42
Caixa de Previd. dos Func. Do Banco do Brasil (1)	86,605,452	10.66	86,628,752	10.66
Tarpon	59,014,607	7.26	95,984,835	11.81
Aberdeen (1)	40,748,226	5.02	36,580,714	4.50
Management
Board of Directors	41,220,470	5.07	37,348,439	4.60
Executives	157,546	0.02	50,252	0.01
Treasury shares	1,333,701	0.16	13,468,001	1.66
Other	490,676,978	60.40	449,650,754	55.34
	812,473,246	100.00	812,473,246	100.00

(1)     The pension funds are controlled by employees that participate in the respective entities.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in its bylaws.

28.          (LOSS) EARNINGS PER SHARE

	12.31.17	12.31.16	12.31.15
Basic numerator
Income (loss) for the year attributable to controlling shareholders	(1,125.6)	(372.4)	3,111.2

Basic denominator
Common shares	812,473,246	812,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	803,559,763	801,903,266	842,000,012
Loss per share basic - R$	(1.36748)	(0.45808)	3.71836

Diluted numerator
Income (loss) fot the year attributable to controlling shareholders	(1,125.6)	(372.4)	3,111.2

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	803,559,763	801,903,266	842,000,012
Number of potential shares (stock options)	-	-	401,809
Weighted average number of outstanding shares - diluted	803,559,763	801,903,266	842,401,821
Loss per share diluted - R$	(1.36748)	(0.45808)	3.71659

Diluted result is calculated considering the numbers of dilutive potential ordinary shares (stock options). However, due to loss reported for the years ended December 31, 2017 and 2016, the numbers of dilutive potential ordinary shares (stock options) has antidilutive effect and therefore was not considered in the calculation of diluted loss per share.

29.         GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of states of Goiás, Pernambuco and Mato Grosso.  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states.

On December 31, 2017, this incentive totaled R$144.4 (R$122.6 in 2016 and R$131.7 in 2015) composing the Reserve for Tax Incentives.

30.         RELATED PARTIES

As part of the Company’s operations, rights and obligations arise between related parties, resulting from transactions of purchase and sale of products, loans agreed based on contracts, on market or commutative conditions for similar transactions.

All the relationships between the Company and its subsidiaries were disclosed irrespectively of the existence or not of transactions between these parties.

In the scope of the creation of the wholly-owned subsidiary One Foods (note 1.2), the Company began to carry out transactions of purchase and sale of raw materials and finished products, industrialization process, trademark licensing and sharing of costs with entities of the One Foods, whose conditions were approved by the Board of Directors on March 30, 2017 on a temporary basis and the final contracts with maturity until December 31, 2018, approved on November 30, 2017. The amounts related to such transactions are detailed in the tables below according to their nature.

Specifically, to transactions of the purchase, sale and industrialization, which are commutative between BRF SA and SHB (a wholly-owned subsidiary of One Foods), and, sharing of costs, prices are determined based on cost plus tax impacts, in order to preserve the value chain of the companies.

30.1.     Transactions and balances

All companies presented in note 1.1, which describes the relationship with BRF as well as the nature of the operations of each entity, are controlled by BRF, except for UP! Alimentos, PP-BIO, PR-SAD and SATS BRF which are associates or joint ventures.

The Company also recorded a liability in the amount of R$3.7 (R$6.2 as of December 31, 2016) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, as of December 31, 2017 the Company recorded a payable to this entity of R$13.6 included in other liabilities (R$22.2 as of December 31, 2016).

The Company has entered into transactions with companies that are owned by members of its Board of Directors as demonstrated below:

		Amounts of revenues (expenses)
Companies	Type of transactions	12.31.17	12.31.16	12.31.15
Corall Consultoria Ltda (2)	Corall provided consulting services to BRF	-	(1.8)	-
Edavila Consultoria Empresarial Eireli (1)	Edavila provided consulting services to BRF	(0.5)	(0.3)	-
Hortigil Hortifruti S.A. ("Hortigil") (2)	BRF sells products to Hortigil	-	3.5	15.3
Instituto de Desenvolvimento Gerencial S.A.("Instituto") (2)	Instituto provided consulting services to BRF	(0.9)	(5.0)	(11.3)

(1)     Entity on which BRF has no equity interest, but have relationship with the Board of Directors, and provided services to the Company related international marketing and innovation.

(2)     Entities are no longer related parties, because Board of Director member has no more relationship with them.

30.2.     Other Related Parties

The Company leased properties owned by Fundação Attílio Francisco Xavier Fontana (“FAF”). For the year ended December 31, 2017, the total amount paid as rent was R$15.8 (R$14.4 as of December 31, 2016). The rent value was set based on market conditions.

30.3.     Granted guarantees

All granted guarantees on behalf of related parties were disclosed in note 19.9.

30.4.     Management remuneration

Key management personnel include board members, statutory directors and the head of internal audit.

The total remuneration and benefits paid to these professionals are demonstrated below:

	12.31.17	12.31.16
Salary and profit sharing	32.8	27.5
Short term benefits (1)	0.4	0.3
Pension plan	0.6	0.8
Post-employment benefits	0.2	0.2
Termination benefits	5.8	5.9
Share based payment	17.0	16.8
	56.8	51.5

(1)     Comprises:  Medical assistance, educational expenses and others.

In addition, the executive officers who are also an integral part of the key management personnel received between remuneration and benefits the total amount of R$23.0 for year ended December 31, 2017 (R$16.0 as of December 31, 2016 and R$7.6 as of December 31, 2015).

31.         NET SALES

		Restated	Restated
	12.31.17	12.31.16	31.12.15
Gross sales
Brazil	19,350.0	18,621.2	19,011.7
One Foods	7,497.1	6,877.2	6,886.2
International	8,889.6	9,994.0	8,293.6
Southern Cone	2,250.5	2,168.1	2,187.8
Other segments	1,303.5	1,401.8	855.3
	39,290.7	39,062.3	37,234.6

Sales deductions
Brazil	(4,161.4)	(3,813.1)	(3,756.1)
One Foods	(800.3)	(650.6)	(527.9)
International	(392.6)	(357.7)	(378.5)
Southern Cone	(388.9)	(403.2)	(302.1)
Other segments	(78.1)	(104.8)	(73.4)
	(5,821.3)	(5,329.4)	(5,038.0)

Net sales
Brazil	15,188.6	14,808.1	15,255.5
One Foods	6,696.8	6,226.6	6,358.3
International	8,497.0	9,636.3	7,915.1
Southern Cone	1,861.6	1,764.8	1,885.7
Other segments	1,225.4	1,297.1	782.0
	33,469.4	33,732.9	32,196.6

32.         RESEARCH AND DEVELOPMENT COSTS

Consist of expenditures on internal research and development of new products which are recognized when incurred. The expenditures amounted to R$52.0 for the year ended December 31, 2017 (R$200.2 in 2016 and R$227.3 in 2015).

33.         OTHER OPERATING INCOME (EXPENSES), NET

	12.31.17	12.31.16	12.31.15
Income
Tax amnesty program ("PERT")	147.7	-	-
Recovery of expenses (1)	120.6	101.3	241.1
Scrap sales	14.5	14.4	12.3
Provision reversal	13.4	56.1	141.7
Gain on step business combination	-	59.6	-
Gain from the disposal of property, plant and equipment	-	38.4	-
Other	69.3	30.5	45.8
	365.4	300.3	566.6

Expenses
Provision for civil, labor and tax risks	(332.9)	(136.9)	(44.8)
Provision for adjustment to realizable value of inventories (effect Weak Flesh Operation) (2)	(283.1)	-	-
Expenses arising from Weak Flesh Operation (2)	(80.3)	-	-
Rewards and short-term incentive	(111.3)	(11.1)	(302.8)
Disabled operations (3)	(81.4)	(106.2)	(86.1)
Business combination costs	(51.9)	-	-
Discontinued operations	(44.7)	(17.4)	-
Other employees benefits	(43.7)	(41.1)	(52.5)
Costs on business disposals	(36.7)	-	-
Stock options plan	(25.6)	(43.5)	(58.9)
Insurance claims costs	(24.3)	(33.1)	(15.1)
Net loss from the disposals of property, plant and equipment	(17.1)	-	(16.4)
Allowance for doubtful accounts	(13.6)	(5.5)	(196.7)
Other	(107.0)	(103.1)	(120.0)
	(1,253.6)	(497.8)	(1,011.3)
	(888.2)	(197.5)	(444.7)

(1)     The accumulated balance in 2017 refers mainly to extemporaneous tax credits in the amount of R$91.9.
(2)     Expenses arising from Weak Flesh Operation (note 1.5).
(3)     Disable operations includes depreciation charge of R$41.4 (R$29.4 in 2016 and R$18.3 in 2015).

34.         FINANCIAL INCOME (EXPENSES), NET

	12.31.17	12.31.16	12.31.15
Financial income
Exchange rate variation on other liabilities	361.9	-	-
Interest on assets	305.5	318.1	235.0
Tax amnesty program ("PERT")	302.1	-	-
Interest on cash and cash equivalents	272.8	217.5	164.2
Exchange rate variation on net assets of foreign subsidiaries (1)	213.5	-	-
Interests on financial assets classified as	-	-	-
Held to maturity	61.7	84.8	55.1
Held for trading	19.8	43.6	47.4
Available for sale	8.2	-	16.6
Exchange rate variation on marketable securities	-	56.2	381.3
Exchange rate variation on other assets	-	338.7	1,081.0
Gains from derivative transactions, net	-	-	14.8
Exchange rate variation on loans and financing	-	1,314.8	-
Exchange rate variation on net foreign assets	-	-	1,353.5
Others	-	-	6.4
	1,545.6	2,373.7	3,355.3

Financial expenses
Interest on loans and financing	(1,480.5)	(1,208.9)	(819.2)
Exchange rate variation on other assets	(574.9)	-	-
Interest on liabilities	(500.0)	(279.8)	(165.4)
Adjustment to present value	(302.5)	(353.6)	(240.1)
Exchange rate variation on loans and financing	(211.7)	-	(2,085.8)
Losses on derivative transactions, net	(114.4)	(1,092.2)	-
Exchange rate variation on marketable securities	(94.6)	-	-
Financial expenses on accounts payable	(22.4)	(76.4)	(45.5)
Exchange rate variation on other liabilities	-	(565.9)	(1,080.5)
Exchange rate variation on net assets of foreign subsidiaries (1)	-	(660.5)	-
Premium paid for the repurchase of bonds (Tender Offer)	-	(31.8)	(310.3)
Others	(326.3)	(237.3)	(278.7)
	(3,627.3)	(4,506.4)	(5,025.5)
	(2,081.6)	(2,132.7)	(1,670.2)

(1)          Refers to gains and losses on translation of assets and liabilities reported by the Company’s subsidiaries whose functional currency is Real.

35.         STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	12.31.17	12.31.16	12.31.15
Costs of sales
Raw materials and consumables	18,716.5	18,994.0	15,339.0
Depreciation	1,469.8	1,290.5	1,080.9
Amortization	91.9	6.0	4.5
Salaries and employees benefits	4,004.6	3,716.3	3,394.4
Others	2,282.5	2,199.6	2,288.9
	26,565.3	26,206.4	22,107.7

Sales expenses
Depreciation	65.5	64.7	55.3
Amortization	69.7	14.7	12.9
Salaries and employees benefits	1,291.2	1,200.0	1,081.8
Indirect and direct logistics expenses	2,188.8	2,124.9	2,211.0
Others	1,114.9	1,561.4	1,444.9
	4,730.1	4,965.7	4,805.9

Administrative expenses
Depreciation	41.2	24.5	20.0
Amortization	138.7	173.0	124.7
Salaries and employees benefits	269.1	265.8	301.3
Fees	31.0	28.6	26.2
Others	92.0	85.5	33.9
	572.0	577.4	506.1

Other operating expenses (1)
Depreciation	41.4	29.4	18.3
Others	1,212.2	468.4	993.0
	1,253.6	497.8	1,011.3

(1)     The composition of other operating expenses is disclosed in note 33.

36.         INSURANCE COVERAGE

The Company´s insurance policy considers the concentration and relevance of the risks identified in its risk management program. Thus, the contracted insurance coverage is adequate to the entity´s size, activities and for amounts considered reasonable for Management to cover any damages. The Company also follows the orientations provided by its advisors.

		12.31.17
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits	893.2
Carriage of goods	Coverage of goods in transit and in inventories	932.0
Civil responsability	Third party complaints	264.6

Each legal entity has its own coverages, which are not complementary.

37.         NEW ACCOUNTING PRONOUNCEMENTS NOT ADOPTED

IFRS 15 – Revenue from contracts with customers

On May 2014, IASB issued IFRS 15 that establishes a 5-step model to determine the revenue to be recognized in contracts with customers. In accordance with this standard, revenues are recognized based on an amount that reflects the consideration that an entity expects to be entitled for delivering goods or providing services to a customer. The guidelines of IFRS 15 consider a more structured approach to measure and recognize revenue.

This standard is applicable to all entities and will replace all current requirements related to revenue recognition. The adoption of IFRS 15 is mandatory to periods beginning on January 1, 2018 onwards, early adoption is not permitted in Brazil.

The Company assessed the content of this standard and in this assessment, recognition and measurement of revenue, rebates, discounts and returns, as well as policies, processes and individual relevant agreements, have not been substantially changed by the new standard.

The Company will adopt the new standard using the modified cumulative retrospective transition method.

IFRS 9 – Financial instruments

The Company is required to adopt IFRS 9 in replacement of IAS 39 Financial Instruments: Recognition and measurement from January 01, 2018. The Company has assessed the estimated impact on its consolidated financial statements based on analysis undertaken to date and the actual impacts may change because the new accounting policies are subject to change until the Company presents its first financial statements that include the date of initial application.

 The Company has assessed the estimated impact on its consolidated financial statements and expects that the effects are immaterial.

The most relevant changes for the Company related to the adoption of IFRS 9 in comparison with IAS 39 and its impacts on its financial statements are as follows:

Classification of financial assets

IFRS 9 contains a new classification and measurement approach for financial assets which contains three principal classification categories: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit and loss (FVTPL). The standard eliminates the IAS 39 categories of held to maturity, loans and receivables and available for sale.

This change modifies the disclosures, which must reflect the new categories. On adoption of the standard there are no expected impacts in measurement of financial instruments registered in the Company the requires adjustments.

Hedge accounting

The Company has chosen to apply the new hedge accounting requirements of IFRS 9. The standard requires that hedge accounting relationships are aligned with the Company’s risk management objectives and strategy, the application of a more qualitative and forward-looking approach to assessing hedge effectiveness and prohibits voluntary discontinuation of hedge accounting.

The company usually designates as a hedge instrument only the changes in fair value of the spot element of a forward exchange contract and only the changes in intrinsic value of the options on cash flow hedge accounting relationships. Under IAS 39, the change in fair value of the forward element of the forward exchange contracts and of the time value of the options are recognized immediately in profit or loss. On adoption of IFRS 9, the Company has elected to separately account for the time value of purchased options, the forward element of forward contracts and foreign currency basis spreads as cost of hedging. Consequently, these changes will be recognized in other comprehensive income and accumulated in a cost of hedging reserve as a separate component within equity and accounted for subsequently as gains and losses accumulated in the cash flow hedge reserve.

Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ model. This will require considerable judgement about how changes in economic factors affect expected credit losses, which will be determined on a probability-weighted basis.

The new impairment model will apply to financial assets measured at amortized cost or FVOCI, except for investments in equity instruments and to contract assets.

For financial investments and cash and equivalents, the Company does not expect any relevant impact on credit losses, due to the elevated ratings of its counterparties.

For trade receivables and notes receivables, the Company has elected the practical expedient of the aging-based provision matrix in paragraph B5.5.35 of IFRS 9, with the appropriate groupings of the receivables.

Disclosures

IFRS 9 requires extensive new disclosures, in particular about hedge accounting, credit risk and expected credit losses. The Company’s is assessing the gaps against current processes and required information and is implementing changes on its controls to comply with the new standard.

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 will be applied retrospectively, except as described below:

•         The Company will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will be recognized in retained earnings and reserves as at January 01, 2018.

•         The new hedge accounting requirements should be applied prospectively.

IFRS 16 - Leases

On January 2016, the IASB issued the final version of IFRS 16 – Leases, which supersedes IAS 17 – Leases, which will be applicable to periods beginning on January 01, 2019. The adoption of this standard introduces a single model for the accounting of leases, for the lessee, for which should be recognized a right of use asset and an obligation to make payments related to the lease. Assets with a term of less than 12 months and of low value, are exempt from this treatment.

The Company is assessing the content and possible impacts of adoption this pronouncement in its consolidated financial statements, but the process is ongoing. The Company understands that the effective impact will depend on economic conditions at the time of adoption, for example (i) rate of indebtedness of the Company (ii) agreements portfolio in force and (iii) possible agreement renewals.

38.         SUBSEQUENT EVENTS

38.1.     Trapaça Operation

On March 5, 2018, the Company learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa/PR, authorizing the search and seizure of information and documents from us and certain current and former employees, and the temporary detention of certain individuals.  In what media reports have identified as “Operação Trapaça,” in total eleven current or former employees of BRF were temporarily detained for questioning.  All such current and former employees have been released.  A number of other BRF employees and former employees were identified for questioning. Based on the judge’s decision authorizing the temporary detention and the search and seizure, the main allegations at this stage involve alleged misconduct relating to quality violations, improper use of feed components, and falsification of tests at certain BRF manufacturing plants and accredited labs.

The Company is cooperating with authorities and initiated an internal investigation with respect to the allegations. BRF’s Statutory Audit Committee has initiated an investigation with respect to the alleged misconduct involving BRF employees in the Trapaça Operation and it involved outside counsel. The investigation is still at its early stages and at this point the results obtained have not indicated necessary adjustments in BRF’s financial statements.

As a result of the Trapaça Operation, on March 5, 2018, BRF received notice from Ministry of Agriculture, Livestock and Food Supply (“MAPA”) that it immediately suspended exports from its Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 12 (twelve) countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum. On March 15, 2018, MAPA suspended exports from 9 (nine) other BRF plants to the European Union, but revoked the temporary suspension on April 18, 2018. Although to date, the Company have not received any formal notice from Brazilian or European authorities, media reports indicate that the European Union is considering suspending imports of poultry from certain production facilities in Brazil, including supposedly due to sanitary concerns. If the European Union, were to implement any such ban of imports from BRF’s production facilities, the Company may not be able to sell its products from such embargoed production plants in the European Union, and depending on the extension of such suspension, it’s results of operations may be adversely affected if BRF are not capable of directing any exceeding production capacity resulting from suspension to other markets at similar prices.

The outcome of this operation may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities. Also, as a result of this operation, the Company may present losses related to contingencies, adjustments to net realizable value of inventories and recoverability of certain assets, all of which are not possible to be estimated at this moment and therefore, no provision has been recorded.

38.2.        U.S. Class Action

On March 12, 2018, a purported shareholder class action lawsuit was filed in U.S. Federal District Court in the Southern District of New York alleging, among other things, that BRF and certain of its officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues. Because this lawsuit is in its early stage, the possible loss or range of losses, if any, arising from this litigation cannot be estimated. While BRF believes that the claims are without merit and will continue to defend against the litigation vigorously, in the event that this litigation is decided against the Company, or BRF enter into an agreement to settle there can be no assurance that an unfavorable outcome would not have a material impact.

38.3.        Extraordinary General Shareholders’ Meeting for probable change of Board of Directors

On March 5, 2018, the Company was called for an Extraordinary General Shareholders’ Meeting to be held jointly with the Ordinary General Shareholders’ Meeting on April 26, 2018 at the request of two of our significant shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”) and Fundação Petrobras de Seguridade Social (“PETROS”), which jointly own more than 20% of BRF’s capital stock. In their request, PREVI and PETROS called for (i) removal of all current members of the Board of Directors; (ii) approval of the number of 10 members to compose the Board of Directors; (iii) election of new members to fill the positions on the Board of Directors; and (iv) election of the Chairman and Vice-Chairman of the Board of Directors.

On April 6, 2018, at an Extraordinary Meeting of the Company’s current Board of Directors, it submitted to shareholders an alternative composition to the Company’s Board vis-à-vis the one proposed by PREVI and PETROS. Later on, five out of the ten candidates appointed by the Board of Directors to comprise this alternative Board composition presented to the Company with a request for their names to be withdrawn from such composition.

On April 12, 2018, the Company received from Aberdeen Asset Management PLC, for and on behalf of the investment funds and portfolios under management of companies belonging to its economic group, which, according to its declaration, jointly own more that 5% of BRF´s capital stock, a request for the adoption of the cumulative voting system for the election of the members of the Board of Directors to be held at the 2018 Shareholders’ Meeting of BRF.

On April 13, 2018, Mr. Luiz Fernando Furlan, BRF’s shareholder (and Board member), proposed Ms. Luiza Helena Trajano Inácio Rodrigues and Mr. Vicente Falconi Campos as candidates for the composition of the Board of Directors.

On April 17, 2018, the shareholders Walter Fontana Filho and Vicente Falconi Campos proposed as Chairman and Vice-Chairman of the Board of Directors, once duly elected, Mr. Luiz Fernando Furlan and Ms. Luiza Helena Trajano Inácio Rodrigues, respectively.

On April 18, 2018, Mr. Abilio dos Santos Diniz, Tarpon Investimentos S.A. and PETROS, proposed Mr. Pedro Pullen Parente to the position of member of BRF’s Board of Directors and as its Chairman.

On April 19, 2018, a voting agreement was executed by and between PREVI, PETROS, investment funds represented by their manager Tarpon Gestora de Recursos S.A. and Mr. Abilio dos Santos Diniz, as holders, directly and indirectly, of 32.80% of the shares issued by BRF, on a number of issues regarding the matters to be discussed at 2018 Shareholders’ Meeting of BRF (including the election of members of our Board of Directors). Also on April 19, 2018, BRF’s Board of Directors decided, in connection with the election of its members for a new term, for the appointment of the following names to compose the slate of BRF’s Board of Directors, in case of withdrawal of the request for cumulative voting presented by Aberdeen Asset Management PLC: Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Ms. Flávia Buarque de Almeida, Mr. Francisco Petros Oliveira Lima Papathanasiadis, Mr. José Luiz Osório, Mr. Luiz Fernando Furlan, Mr. Pedro Pullen Parente, Mr. Roberto Antônio Mendes, Mr. Roberto Rodrigues and Mr. Walter Malieni Jr. The appointment of Messrs. Pedro Pullen Parente and Augusto Marques da Cruz Filho to run for Chairman and Vice-Chairman, respectively, was also approved and the composition proposed by BRF’s Board of Directors matched with the composition of BRF’s Board of Directors proposed by significant shareholders under the voting agreement discussed above (assuming that the request for cumulative voting presented would be withdrawn). Ms. Luiza Helena Trajano Inácio Rodrigues withdrawn her name from the list of candidates to be elected in the 2018 Shareholders’ Meeting.

On April 25, 2018, Aberdeen Asset Management PLC sent a letter withdrawing its request for the adoption of the cumulative voting system at BRF’s 2018 Shareholders’ Meeting, however the Brazilian Securities and Exchange Commission (“Comissão de Valores Mobiliários”), or the CVM, delivered to the Company a letter immediately prior to the beginning of BRF’s 2018 Shareholders’ Meeting demanding the adoption of the cumulative voting system in BRF’s 2018 Shareholders’ Meeting as other shareholders had previously delivered to the Company their votes based on such system. As a result, the Company adopted the cumulative voting system in its 2018 Shareholders’ Meeting.

As a result of the adoption of the cumulative voting system, the voting slate system originally proposed by both (1) PREVI and PETROS and (2) the Board were no longer be adopted, and the election of the Company’s Board members at 2018 Shareholders’ Meeting of BRF were candidate-based (rather than slate-based). All candidates proposed by BRF’s Board of Directors and significant shareholders as discussed above to become members of BRF’s Board were elected in its 2018 Shareholders’ Meeting.

Only 4 out of the 10 members of our Board of Directors elected in 2018 Shareholders’ Meeting were previously members of BRF’s Board of Directors.  Substantial changes in the composition of the Board of Directors may result in significant changes to business strategy and give cause for changes at BRF’s senior management.

39.  APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on April 27, 2018