Form 20-F/A
period 2017-12-31
BRF S.A.
filed 2018-05-29
CIK 1122491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of BRF S.A. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original 2017 20-F”), which was filed with the Securities and Exchange Commission on April 30, 2018. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 2017 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 2017 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 30, 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

BRF S.A.

By: /s/  Lorival Nogueira Luz Júnior

Name: Lorival Nogueira Luz Júnior

Title:     Global Chief Executive and Financial and Investor Relations Officer

Date: May 29, 2018

EXHIBIT INDEX

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

5