Form 20-F
period 2018-12-31
BRF S.A.
filed 2019-04-30
CIK 1122491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
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

Av. Das Nações Unidas, 8501 – 1st Floor
Pinheiros – 05425-070

São Paulo – SP, Brazil
(Address of principal executive offices)

 Lorival Nogueira Luz Júnior

Global Chief Operating Officer and Interim Chief Financial and Investor Relations Officer
Tel. (5511) 2322-5005, Fax (5511) 2322-5740
Av. Das Nações Unidas, 8501 – 1st Floor
Pinheiros – 05425-070

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

At December 31, 2018	812,473,246 shares of common stock

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐   No ☒

TABLE OF CONTENTS

PART I
INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” “our” or “our company” are references to BRF, together with its consolidated subsidiaries, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars,” “dollars” or “U.S.$” are to the United States dollar.  All references to “euro” or “EUR” are to euros, the official currency of the Eurozone in the European Union. All references to “Argentine peso” are to the Argentine peso, the official currency of Argentina.

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

Forward-Looking Statements

This Annual Report on Form 20-F contains information that constitute forward-looking statements.  They appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) health risks related to the food industry, including in connection with ongoing investigations and legal proceedings, (ii) more stringent trade barriers in key export markets and increased regulation of food safety and security, (iii) the risk of outbreak of animal diseases, (iv) risks related to climate change, (v) the risk of any shortage or lack of water or other raw materials necessary for our business, (vi) compliance with various laws and regulations, (vii) risks related to new product innovation, (viii) the implementation of the principal operating strategies of the Company, including through divestitures, acquisitions or joint ventures, (ix) general economic, political and business conditions in our markets, both in Brazil and abroad, (x) the cyclicality and volatility of raw materials and selling prices, including as a result of ongoing global trade disputes, (xi) strong international and domestic competition, (xii) risks related to labor relations, (xiii) the protection of our intellectual property, (xiv) the potential unavailability of transportation and logistics services, (xv) the risk that our insurance policies may not cover certain of our costs, (xvi) our ability to recruit and retain qualified professionals, (xvii) the risk of cybersecurity breaches, (xviii) risks related to our indebtedness, (xix) risks related to the Brazilian economy and to Brazilian politics, (xx) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (xxi) the direction and future operation of the Company, (xxii) the Company’s financial condition or results of operations and (xxiii) other factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.                  Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, included herein, prepared in accordance with  International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

In July 2015, we sold the assets of our then dairy segment, including plants and trademarks, to Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”).

We adopted a financial and operational restructuring plan in June 2018 to reduce our leverage and rationalize some of our business operations. In connection with this plan, we disposed of assets in Argentina and the plant located at Várzea Grande – MT in early 2019, and we entered into a share sale and purchase agreement for the disposal of most of our assets in Europe and Thailand, which we expect to complete in 2019. These businesses are reported in our financial statements as discontinued operations for all periods presented.

The selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions of reais, except share, per share and per ADS amounts and as otherwise indicated)
Income Statement Data
Continuing Operations
Net sales	30,188.4	28,314.2	27,883.9	27,514.0	25,464.4
Gross profit	4,867.7	5,712.9	6,949.9	9,052.8	7,711.1
Operating income (loss)	(206.3)	663.2	1,962.9	3,841.8	3,221.7
Income (Loss) from Continuing Operations	(2,114.5)	(966.8)	(111.0)	2,630.4	1,944.7

Income (Loss) from Discontinued Operations	(2,351.7)	(132.1)	(256.3)	317.3	190.3
Net profit (Loss)	(4,466.2)	(1,098.9)	(367.3)	2,947.7	2,135.0
Attributable to:
Controlling shareholders	(4,448.1)	(1,125.6)	(372.3)	2,928.1	2,135.2
Non-controlling shareholders	(18.1)	26.7	5.0	19.6	(0.2)

Earnings (loss) per share - basic from continuing operations	(2.6069)	(1.2249)	(0.1344)	3.5009	2.4529
Earnings (loss) per ADS - basic from continuing operations	(2.6069)	(1.2249)	(0.1344)	3.5009	2.4529
Earnings (loss) per share – basic	(5.4827)	(1.4007)	(0.4644)	3.7184	2.5563
Earnings (loss) per ADS – basic	(5.4827)	(1.4007)	(0.4644)	3.7184	2.5563
Weighted average shares outstanding at the end of the year – basic (millions)	811,294	803,560	801,903	842,000	870,412
Earnings (loss) per share – diluted	(2.6069)	(1.2249)	(0.1344)	3.6932	2.5551
Earnings (loss) per ADS – diluted	(2.6069)	(1.2249)	(0.1344)	3.6932	2.5551
Weighted average shares outstanding at the end of the year – diluted (millions)	811,294	803,560	801,903	842,402	870,824
Dividends per share	—	—	0.7641	1.1998	0.8486
Dividends per ADS	—	—	0.7641	1.1998	0.8486
Dividends per ADS (in U.S.$)	—	—	0.2345	0.3073	0.3195
Exchange Rate (R$/U.S.$) on December 31	3.8748	3.3080	3.2591	3.9048	2.6562

	At December 31,
	2018	2017	2016	2015	2014
	(in millions of reais, except as otherwise indicated)
Balance Sheet Data
Cash and cash equivalents	4,869.6	6,010.8	6,356.9	5,362.9	6,006.9
Trade accounts receivable, net	2,604.9	3,919.0	3,085.1	3,876.3	3,046.9
Inventories	3,877.3	4,948.2	4,791.6	4,032.9	2,941.4
Assets held for sale	3,326.3	41.6	26.1	32.4	1,958.0
Total current assets	19,030.9	19,185.4	18,893.7	19,180.1	17,488.3
Property, plant and equipment, net	10,697.0	12,190.6	11,746.2	10,915.8	10,059.3
Intangible assets	5,019.4	7,197.6	6,672.6	5,010.9	4,328.6
Total non-current assets	23,351.5	26,043.1	24,051.2	21,207.9	18,615.4
Total assets	42,382.4	45,228.5	42,944.9	40,388.0	36,103.7
Short-term debt	4,547.4	5,031.4	3,245.0	2,628.2	2,738.9
Trade accounts payable	5,552.4	6,445.5	5,839.8	4,745.0	3,522.2
Total current liabilities	14,488.6	14,874.4	12,640.4	11,621.2	9,569.1
Long-term debt	17,618.1	15,413.0	15,717.4	12,551.1	8,850.4
Total non-current liabilities	20,362.0	18,641.3	18,085.1	14,931.0	10,844.7
Equity
Capital	12,460.5	12,460.5	12,460.5	12,460.5	12,460.5
Total equity	7,531.8	11,712.8	12,219.4	13,836.0	15,689.9
Total liabilities and equity	42,382.4	45,228.5	42,944.9	40,388.0	36,103.7

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

Meat can be subject to contamination during processing and distribution. In particular, processed meat may become exposed to various disease-producing pathogens, including Listeria monocytogenes, Salmonella enteritidis, Salmonella tiphimurium and E. coli O157:H7. These pathogens can also be introduced to our products during production or as a result of improper handling by third-party food processors, franchisees, distributors, foodservice providers or consumers. Spoilage, especially spoilage due to failure of temperature-controlled storage and transportation systems, is also a risk. We maintain systems designed to monitor food safety risks throughout all stages of production and distribution, but these systems could fail to function properly and product contamination could still occur. Failures in our systems to ensure food safety could result in harmful publicity that could cause damage to our brands, reputation and image and negatively impact sales, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

On February 13, 2019, we announced a voluntary recall of approximately 164.7 metric tons of fresh chicken meat for the Brazilian domestic market and approximately 299.6 metric tons of fresh chicken meat for the international market due to a concern of salmonella contamination. While we believe we have taken all appropriate steps to address this issue, the recall resulted in increased costs and could negatively affect our brands’ reputation. In the future, a product that has been actually or allegedly contaminated could result in product withdrawals or recalls, disposal of product inventory, negative publicity, temporary plant closings, substantial cost of compliance or remediation and potentially significant product liability judgments against us. Any of these events could result in a loss of demand for our products, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Even if our own products are not affected by contamination, our industry may face adverse publicity in certain of its markets if the products of other producers become contaminated, which could result in negative public perception about the safety of our products and reduced consumer demand for our products in the affected category. Significant lawsuits, widespread product recalls and other negative events faced by us or our competitors could result in a widespread loss of consumer confidence in the safety and quality of our products. Our sales are ultimately dependent on consumer preferences, and any actual or perceived health risks associated with our products could cause customers to lose confidence in the safety and quality of our products and have a material adverse impact on our business, results of operations, financial condition and prospects.

We have recently been subject to significant investigations relating to, among other things, food safety and quality control.

Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation.” The investigation involves a number of companies in the Brazilian industry and, among other things, includes allegations relating to food safety and quality control. On January 22, 2018, the Attorney General’s Office of the Third District of the State of Goiás filed a complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation, who is a current member of our corporate engineering team, and the former head of quality control at our Mineiros plant, who was dismissed on August 16, 2016. Both of them were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. According to the Attorney General’s Office of the Third District of the State of Goiás, laboratory tests (dripping tests) have detected excessive levels of water absorbed by the chicken products collected by authorities at our Mineiros plant. The Attorney General’s Office of the Third District of the State of Goiás alleges we produced chicken products with higher quantities of water than the limits permitted by the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”), with potential damages to customers, considering they would potentially be acquiring chicken meat products with a weight lower than that indicated on the packaging, since part of the weight of the frozen chicken would consist merely of water contained therein. The complaint does not contain any allegations of corruption.

On March 5, 2018, BRF learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents from us and certain current and former employees and the temporary detention of certain individuals.  In what media reports have identified as the “Trapaça Operation,” eleven current and former employees of BRF were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens.  All such current and former employees have been released from custody, but all such current employees are on leaves of absence from BRF. A number of other BRF employees and former employees were identified for questioning. The primary allegations in the Trapaça Operation involve alleged misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs.

On October 15, 2018, the Brazilian Federal Police issued the final report on the investigation of the Trapaça Operation accusing forty-three people, among which twenty-three are BRF employees or former employees, including former Chief Executive Officer Pedro Faria, former chairman of the board of directors Abilio Diniz, and three former vice presidents. All such current employees are on leaves of absence from BRF. Allegations against these senior employees generally focused on communications relating to alleged dioxin contamination. Since then, the police investigation has been under review by the Brazilian Federal Prosecutor responsible for the case to determine whether or not to present criminal charges. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information. We are continuing to cooperate with the authorities and are also continuing our internal investigation with respect to the allegations.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 other BRF plants to the European Union on March 15, 2018. This precautionary suspension was lifted on April 18, 2018 by MAPA. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and, therefore, our results of operations may be further adversely affected if we are not able to direct excess production capacity resulting from such suspension to other markets at similar prices or margins.

Any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Trade barriers can consist of both tariffs and non-tariff barriers. In our industry, non-tariff barriers are of particular concern, especially sanitary and technical restrictions.

As a result of the regulators’ inquiries and the public announcement of allegations of wrongdoing involving BRF and other companies in the Brazilian meat industry in the context of the Carne Fraca Operation and Trapaça Operation, some export markets have been temporarily closed and our average selling prices for some products and in some markets have decreased. For additional information, see “—Health risks related to our business and the food industry could adversely affect our ability to sell our products. We have been recently subject to significant investigations relating to, among other things, food safety and quality control.”

Some countries, such as Russia and South Africa, have a history of erecting trade barriers to imports of food products. Also, the European Union has adopted a quota system for certain poultry products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on European producers. Other countries have also imposed trade barriers against our products. For example, in August 2017, the Chinese government initiated an antidumping investigation in connection with Brazilian exports of whole chicken and chicken parts, including BRF’s exports. The investigation ended in February 2019 and Brazilian exporters agreed to certain minimum export prices for sales to China. Additionally, in August 2018, Iraq increased the tariff on poultry products from 10% to 60%.

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

For instance, in April 2018, Saudi Arabia instituted a no-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. BRF and other Brazilian companies were therefore required to migrate their production processes to non-stunning slaughters in order to supply the Saudi Arabian market. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia. In January 2019, the Saudi Arabian Food and Drug Authority published a report authorizing 25 Brazilian facilities to produce chicken meat for the Saudi Arabian market, which included eight of BRF’s plants. One of BRF’s plants (Lajeado/RS) that had previously produced chicken meat for the Saudi Arabian market was not included as an authorized plant. However, the eight authorized plants have provided sufficient capacity to meet the demand of this market. Although we expect to be able to continue to shift production of chicken meat for Saudi Arabia to the authorized plants without a significant disruption to our shipments to Saudi Arabia, such changes may result in decreased revenues and additional expenses. Furthermore, there can be no assurance that the Saudi Arabian government will not further restrict our ability to export our products to Saudi Arabia, which could result in a material adverse impact on our business, financial condition and results of operations.

Outbreaks, or fears of outbreaks, of any animal diseases may lead to cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal diseases in Brazil may result in foreign governmental action to close export markets for some or all of our products, which may result in the loss of some or all of these animals.

Our operations involve raising poultry and hogs and processing their meat, which requires us to maintain certain standards of animal health and control disease. We could be required to dispose of animals or suspend the sale or export of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of hogs and certain other animals, foot-and-mouth disease, influenza (H5N1) and African swine fever; and (2) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome (PRRS), which has broken out in Europe and the United States in 1990 and 1985, respectively, the Porcine Epidemic Diarrhea (PEDV), which has broken out in Europe and the United States in 2014 and 2013, respectively, or the African swine fever which broke out in China in 2018, were to break out in Brazil, we could be required to dispose of hogs. Disposal of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals and loss of inventory.

Chicken and other birds in some countries, particularly in Asia but also in Europe, the Americas and Africa, have on occasion become infected by highly pathogenic avian influenza in recent years. In a small number of highly-publicized cases, avian influenza has been transmitted from birds to humans, resulting in illness and, at times, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including disposal of afflicted poultry flocks.

In recent years, some human cases of avian influenza and related deaths were reported, according to the World Health Organization (“WHO”). The cases reported were caused by the H5N1 virus. In 2013, direct human-to-human transmission of the H7N9 virus was proven. Various countries in Asia, the Middle East and Africa reported human cases in the last five years and various European countries reported avian flu cases in poultry. In 2014, there were reports of human cases of avian influenza in Egypt, Indonesia, Cambodia, China and Vietnam. In the Americas, there were reports of human cases of avian influenza in both Canada and the United States. In early 2015, new cases of H5N1 and H5N2 reported in the United States resulted in restrictions on U.S. exports. In 2016, new outbreaks occurred in bird populations across Northern Europe, including France, the Netherlands, Switzerland, Finland, and Germany. Middle Eastern and African countries also had outbreaks during 2016. In early 2017, Chile, a neighboring country to Brazil, confirmed the occurrence of avian influenza. Additionally, beginning in August 2018, China reported a series of outbreaks of African swine fever.

Brazil has not yet had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our results of operations and financial condition. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

An outbreak of foot-and-mouth disease or other similar diseases could have an effect on livestock we own and the availability of livestock for purchase. In addition, the global effects of avian influenza or other similar diseases would impact consumer perception of certain protein products and our ability to access certain markets, which would adversely affect our results of operations and financial condition.

Climate change may negatively affect our business and results of operations.

We consider the potential effects of climate change when evaluating and managing our operations and supply chain, recognizing the vulnerability of natural resources and agricultural inputs that are essential for our activities. The main risks we have identified relate to the changes in temperature, changes in rainfall, including drought, flooding, storms and lack of water, which could affect agricultural productivity, animal welfare and the availability of energy. These changes could have a direct impact on our costs, including by raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal welfare, increasing the risk of rationing and raising the price of electricity. We also consider potential regulatory changes and monitor trends in changes to licensing legislation for greenhouse gas emissions at the domestic and international levels.

Our operations are largely dependent on electricity, and energy-related expenses are one of our highest fixed costs. Energy costs have historically fluctuated significantly over time and increases in energy costs could result in reduced profits. A significant interruption in energy supply or outright loss of energy at any of our facilities could result in a temporary disruption in production and delivery of products to customers and additional costs.

A significant portion of Brazil’s electricity generation capacity is currently dependent upon hydroelectric facilities. Hydroelectric production is vulnerable to a variety of factors, including the variability of precipitation. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, as has occurred in recent years, our energy expenses may increase.  In order to increase our energy efficiency and reduce electricity demand, we are developing more efficient processes to consume less energy, but there can be no assurance that such efforts will be successful.

Among the initiatives we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide buying decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising installations to improve efficiency and safeguard the welfare of the animals. However, we may fail to effectively implement programs to reduce our exposure to climate change, which may adversely affect our business and results of operations in the future.

Any shortage or lack of water could materially adversely affect our business and results of operations.

A study conducted by the Food and Agriculture Organization indicates that, in the next two decades, the demand for water will increase 50% on a global scale. Additionally, it is estimated that by 2025, 1.8 billion people will live in areas with a shortage of water and two thirds of the global population will live in water-stressed areas. Water is an essential input for our businesses and is used in the production of grains and other agricultural inputs required for our production processes. As a result, the shortage or lack of water represents a critical risk for our business. In addition, we are aware that the industrial use of water may adversely affect its availability. Although Brazil holds nearly a fifth of the world’s water reserves, the World Economic Forum warns that water crises remain one of the most relevant global risks.

We have developed procedures to reduce our water consumption, comply with applicable rules and minimize our impact on the environment and the community. In developing these procedures, we analyzed the micro and macro watersheds in the regions in which we operate and the industrial activities and characteristics of the use of water resources in order to understand the local demand growth. However, we may fail to accurately assess the water supply or anticipate water-related risks. This could result in us or our key suppliers encountering water shortages. In addition, the increased industrial use of water by water intensive businesses may also adversely affect the continuing availability and quality of water in Brazil. Whether unexpected or expected, the shortage or lack of water could materially adversely affect our business and results of operations.

We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.

We are subject to anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-Corruption Law nº 12,846, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the United Kingdom Bribery Act of 2010. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees that are considered foreign officials for purposes of the FCPA.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations, potential violations of law have been identified on occasion as part of our compliance and internal control processes. In addition, we were notified of allegations involving potential misconduct by some of our employees in the context of the Carne Fraca Operation and Trapaça Operation. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As a result of the Carne Fraca Operation and Trapaça Operation and related matters, we incurred expenses and recorded provisions for losses in inventories in the total amount of R$492.8 million and R$363.4 million in 2018 and 2017, respectively, which negatively impacted our results of operations. Additionally, these or other proceedings may result in penalties, fines, sanctions or other forms of liability. Furthermore, any negative reflection on our image or our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

When allegations of non-compliance with applicable anti-fraud, anti-corruption, anti-money laundering or other international laws and regulations arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence and take any appropriate remedial action to address the issue. Given the size of our operations and the complexity of our production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices, including fraud or violations of law or violations of our internal policies and procedures by our employees, directors, officers, partners or any third-party agents or service providers. Furthermore, there can be no assurance that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of applicable laws and regulations) for which we or they may ultimately be held responsible. Violations of anti-fraud, anti-corruption, anti-money laundering or other international laws and regulations could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. We may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability. Potential negative developments in the Carne Fraca Operation and Trapaça Operation may also negatively affect the market price of our common shares and American Depositary Receipts (“ADRs”).

We are subject to antitrust and competition laws and regulations and we may fail to ensure compliance with such laws and regulations.

We are subject to antitrust and competition laws and regulations in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, on March 14, 2019, the Turkish Competition Authority (“TCA”) announced a decision regarding its investigation into Banvit and other producers for alleged anticompetitive practices in connection with chicken meat production in Turkey. The TCA imposed an administrative fine of TRY 30,518,617.48, or approximately U.S.$5.2 million, against Banvit. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil, Commercial and Other Proceedings.” Although we have internal policies and procedures designed to ensure compliance with applicable antitrust and competition laws and regulations, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices. As a result, we may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. Furthermore, there can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by authorities or civil antitrust litigation by private parties, or any agreements with antitrust or competition authorities, against us or our subsidiaries will not have a material adverse impact on our business, results of operations or financial condition.

A failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition and reputation.

We operate on a global basis and face risks related to compliance with export control and economic sanctions laws and regulations, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. Economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. However, we have conducted, and may in the future seek to conduct, business in certain countries that are subject to sanctions under the laws of the United States or other countries. Although we have pursued these transactions, and intend to pursue any future transactions, in full compliance with applicable laws and regulations, we may not be successful in ensuring compliance with limitations or restrictions on business with companies in any such countries. If we are found to be in violation of applicable sanctions laws or regulations, we may face criminal or civil fines or other penalties, we may suffer reputational harm and our results of operations and financial condition may be adversely affected. Additionally, there can be no assurance that our employees, directors, officers, partners or any third-parties that we do business with, including, among others, any distributors or suppliers, will not violate sanctions laws and regulations. We may ultimately be held responsible for any such violation of sanctions laws and regulations by these persons, which could result in criminal or civil fines or other penalties, have a material adverse impact on our results of operations and financial condition and damage our reputation.

Failure to maintain adequate internal controls could adversely affect our reputation and business.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the preparation and reporting of our financial statements for external use. Inadequate internal controls may result in our failure to meet public reporting requirements accurately and on a timely basis and harm our reputation. The internal controls over financial reporting may not prevent or detect all misstatements or fraud, regardless of the adequacy of those controls, and, therefore, we cannot assure that material weaknesses will not be identified in the future.

Our failure to continually innovate and successfully launch new products that address our clients’ needs and requirements, as well as maintain our brand image, could adversely impact our operating results.

Our financial success depends on our ability to anticipate changes in consumer preferences and dietary habits and our ability to successfully develop and launch new products and product variations that are desirable to consumers. We devote significant resources to new product development and product extensions, but we may not be successful in developing innovative new products or our new products may not be commercially successful. For example, trends towards prioritizing health and wellness present a challenge for developing and marketing successful new lines of products to address these consumer preferences. Furthermore, a reduction in our investment in product development could negatively affect not only our ability to generate innovative solutions, but also the in-market success of any such products. Additionally, BRF employees working on innovation and research and development could move to one of our competitors, which would compromise our ability to deliver new and innovative products and could also result in our competitors gaining information we view as proprietary. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets in a timely or cost-effective manner, our products, brands, financial results and competitive position may suffer, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We also seek to maintain and extend the image of our brands through marketing, including advertising and consumer promotions. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. A continued global focus on health and wellness, including weight management, increasing media attention on the role of food marketing and negative press coverage about our quality controls and products, including in connection with the Carne Fraca Operation and Trapaça Operation, could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

Our success in maintaining, extending and expanding our brand image also depends on our ability to adapt to a rapidly changing media environment, including increasing reliance on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our reputation and brand image. If we do not maintain or improve our brand image, then our sales, financial condition and results of operations could be materially and adversely affected.

We may divest or acquire businesses or enter into joint ventures, which may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities to rationalize our business through divestitures or expand by means of acquisitions, joint ventures and other initiatives. We have completed several divestitures and acquisitions in recent years.  For additional details on certain of these transactions, see “Item 4. Information on the Company—A. History and Development of the Company.” Divestments, acquisitions, new businesses and joint ventures, particularly those involving sizeable businesses, may present financial, managerial, operational and compliance risks and uncertainties, including:

•         challenges in realizing the anticipated benefits of the transaction;

•         difficulties with managing various macroeconomic variables and their impact on the business;

•         difficulties with managing commercial relationships in various countries;

•         diversion of management attention from existing businesses;

•         difficulties with integrating/carving-out personnel, especially to different managerial practices;

•         disruptions when integrating or carving out financial, technological and other systems;

•         difficulties identifying suitable candidate businesses or consummating a transaction on terms that are favorable to us;

•         challenges in retaining an acquired company’s customers and key employees;

•         challenges related to the loss of key employees in connection with a divestment;

•         increased compensation expenses for newly-hired employees;

•         exposure to unforeseen liabilities or problems of the acquired companies or joint ventures;

•         warranty claims and claims for damages which may be limited in content, timeframe and amount;

•         legal challenges, including claims for indemnification;

•         challenges arising from a lack of familiarity with new markets with differing commercial and social norms and customs, which may adversely impact our strategic goals or require us to adapt our marketing and sales model for specific countries;

•         compliance with foreign legal and regulatory systems;

•         difficulties in transferring capital to new jurisdictions; and

•         challenges receiving the necessary approvals from governments and international antitrust authorities.

We may be unable to realize the strategic benefits from our divestitures or acquisitions in the timeframe we anticipate, or at all. In addition, we may be unable to identify, negotiate or finance future divestitures, acquisitions or other strategic initiatives successfully or on favorable terms. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future divestitures, acquisitions and joint ventures may also result in unforeseen operating difficulties and expenditures, as well as strain our organizational culture.

Political and economic risks in regions and countries where we have exposure could limit the profitability of our operations and our ability to execute our strategy in these regions.

Since we have business operations around the world, we are subject to a variety of risks that may adversely affect our financial results. In the regions where we have production and distribution activities, we are subject, among others, to the following risks:

•         governmental instability;

•         geopolitical risk and conflicts (including war, terrorism and civil unrest);

•         imposition of exchange or price controls;

•         imposition of restrictions on exports of our products or imports of raw materials necessary for our production processes (including embargoes from countries where we have production and/or distribution activities);

•         fluctuation of local currencies against the real;

•         nationalization of our property;

•         increases in export tax and income tax rates for our products; and

•         unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities may be adversely affected, and we may experience significant variability in our revenue from those operations. For instance, it is unclear to us if the recent diplomatic crisis between Qatar and other Arab countries may lead to measures, such as trade embargoes, that could ultimately impact our current operations in Qatar and in the Middle East. In addition, Brazil’s current president announced Brazil’s intention to open a business office in Jerusalem. This announcement led to protest and unrest throughout the Middle East. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Deterioration of general economic and political conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic and political conditions, which may result in increased volatility in our markets and contribute to net losses.

Global economic downturns and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. While Brazil exports a diversified bundle of products to a variety of countries, a significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth.

Furthermore, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries. Such developments may affect the Brazilian economy in the future and, consequently, our results of operations.

Uncertainty as to whether the Brazilian government will implement significant changes in public policy in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies. As a result, there may be high volatility in the domestic financial markets in the short term, and economic recovery in the long term may be hindered. Accordingly, improvements in the labor market and income growth may be limited, which could have an adverse effect on our operations and financial results.

Furthermore, on June 23, 2016, the United Kingdom held an in-or-out referendum on the United Kingdom’s membership within the European Union, the result of which favored the exit of the United Kingdom from the European Union, or “Brexit.” The United Kingdom was initially expected to depart the European Union on March 29, 2019, but on March 21, 2019, the European Union and the United Kingdom agreed to extend the deadline for Brexit. The European Union and the United Kingdom agreed to a further extension on April 10, 2019. The terms of the United Kingdom’s withdrawal and the nature of its future relationship with the European Union are still being decided. Furthermore, the departure may be delayed further. This referendum has caused and may continue to cause political and economic uncertainty, including significant volatility in global stock markets and currency exchange rate fluctuations. If no agreement is reached prior to the deadline for Brexit, the United Kingdom’s membership in the European Union could terminate under a so-called “hard Brexit”. The effects of Brexit will depend on many factors, including any agreements that the United Kingdom makes to retain access to European Union markets either during a transitional period or more permanently. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. In a “hard Brexit” scenario, there could be increased costs from re-imposition of tariffs on trade between the United Kingdom and the European Union, shipping delays because of the need for customs inspections and procedures, and temporary shortages of certain goods. In addition, trade and investment between the United Kingdom, the European Union, Brazil and other countries will be impacted by the fact that the United Kingdom currently operates under the European Union’s tax treaties. The United Kingdom will need to negotiate its own tax and trade treaties with countries all over the world, which could take years to complete. The potential impact of Brexit on our market share, sales, profitability and results of operations is unclear. Depending on the terms of Brexit, economic conditions in the United Kingdom, the European Union and global markets may be adversely affected by reduced growth and volatility. The uncertainty before, during and after the period of negotiation could also have a negative economic impact and increase volatility in the markets, particularly in the Eurozone.

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs and other raw materials, as well as the selling prices of our poultry and pork. These prices are determined by supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry and hog production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate and interest rate fluctuations. In addition, prices for our raw materials, including corn, soy meal and soybeans, have been affected, and may continue to be affected, by the ongoing trade dispute between the U.S. and China. It is unclear whether this trade dispute will be resolved and what effects it may have on global political and economic conditions in the long term. Any changes in the price of raw materials required to produce our products as a result of the foregoing or other factors could have a material impact on our business.

Our industry, both in Brazil and abroad, is generally characterized by cyclical periods of higher prices and higher profitability, followed by overproduction, leading to periods of lower prices and lower profitability or losses. There can be no assurance that we will be able to adequately adapt to any such cyclicality or volatility, which may have an adverse effect on our operations and financial results.

Natural disasters, pandemics or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well as any interruption at our plants that may require the temporary re-allocation of plant functions to other facilities could, among other things, impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems.

Our external market sales are subject to a broad range of risks associated with cross-border operations.

External market sales account for a significant portion of our global net sales, and represented 43.8% of our net sales in 2016, 43.5% of our net sales in 2017 and 43.3% of our net sales in 2018. Our external market is comprised of two business units: Halal (predominantly Islamic markets, including Turkey, North of Africa, Gulf Cooperation Council (GCC) and Malaysia) and International (Asia, Europe, Eurasia, Africa and Americas), where we are subject to many of the same risks described below in relation to Brazil. Furthermore, we may seek to expand sales of our products to additional international markets. Our future financial performance depends, to a significant extent, on the economic, political and social conditions in those regions as well as on our supply conditions.

Our future ability to conduct business operations in external markets could be adversely affected by factors beyond our control, such as:

•         exchange rate and interest rate fluctuations;

•         commodities price volatility;

•         deterioration in global economic conditions;

•         political risks, such as turmoil and instability, foreign exchange controls and uncertainty regarding government policies;

•         decreases in demand, particularly from large markets such as China and Saudi Arabia;

•         imposition of increased tariffs, anti-dumping duties or other non-tariff trade barriers;

•         strikes or other events affecting ports and other transport facilities;

•         compliance with differing foreign legal and regulatory regimes;

•         strikes, not only of our employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export several of our products;

•         access to adequate infrastructure, which could be affected by flooding or similar events;

•         sabotage affecting our products; and

•         negative media exposure related to the Brazilian agriculture and/or meat processing industry, including in connection with the Carne Fraca Operation and/or Trapaça Operation.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in both the domestic and external markets. In addition, we compete with foreign producers in our external markets. The Brazilian market for whole poultry, poultry and pork cuts is highly fragmented.  Small producers, some of which operate in the informal economy, are able to offer lower prices by meeting lower quality standards. With respect to exports, we compete with other large, vertically integrated producers that have the ability to produce quality products at similarly low costs.

In addition, the size and growth potential of the Brazilian market for processed food, poultry, pork and beef combined with Brazil’s low production costs are attractive to international competitors. Although the main barrier to these companies entering the Brazilian market has been the need to build a comprehensive distribution network, including a network of outgrowers (outsourced farmers), foreign competitors with significant resources could undertake to build and/or acquire such capabilities.

The Brazilian poultry and pork cuts markets, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, with strong brands, consumers may choose to purchase other products or brands. We expect to continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any delay or failure by us in responding to product, pricing and other strategies by competitors may negatively affect our financial performance.

Increased regulation of food safety and animal welfare could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to governmental inspections and extensive regulation in the food safety area, including governmental food processing controls in all countries in which we operate. We incur significant costs in connection with our efforts to comply with applicable food safety and processing rules. Changes in government regulations relating to food safety or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected outside of Brazil by foreign food safety officials, and any failure to pass those inspections could result in us being required to return all or part of a shipment to Brazil, recall certain products, dispose of all or part of a shipment or incur costs because of delays in delivering products to our customers. Although Brazil currently has limited regulations regarding animal welfare, we have adopted worldwide animal welfare practices to serve our clients. Any tightening of food safety or animal welfare regulations could result in increased costs and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our performance depends on favorable labor relations with our employees, our compliance with labor laws and the safety of our facilities. Any deterioration of those relations, increases in labor costs or injuries at our facilities could adversely affect our business.

As of December 31, 2018, we had approximately 105,000 employees worldwide. All of our production employees in Brazil and in countries where there is a labor union force are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may be unable to reach new agreements with the labor unions and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. Additionally, if we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. Such costs represented approximately 14.4% of our cost of sales in 2018. In the event of a review of our employee contract structure, additional operational expenses could be incurred. Additionally, during our normal business operation, we outsource some of our labor force, which subjects us to claims that may arise from these relationships, including claims directly against us as if we were the direct employer of the outsourced workers. In the event that a significant amount of these claims result in an unfavorable outcome against us, we may be held liable for amounts higher than our provisions, which may have a material adverse effect on our business, financial and operational condition and results of operations. In addition, if the outsourced activities are deemed by the authorities to be core activities, outsourcing may be considered illegal and the outsourced workers may be considered our employees, which would result in a significant increase in our costs and could subject us to administrative and judicial procedures by the relevant authorities and fines. We are also subject to increases in our labor costs due to Brazilian inflation and increases in health insurance costs. Material increases in our labor costs could have a material adverse effect on our business, results of operations and financial condition and prospects.

In addition, we face risks related to the safety of our facilities. If we fail to implement safety procedures or if the procedures we implement are ineffective or are not followed by our employees or others, our employees and others may be injured, which could result in costs for the injuries and lost productivity. Any of the foregoing could have an adverse impact on our business, results of operations and reputation.

Environmental laws and regulations require increased expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the interference with protected areas, such as conservation units, archeological areas and permanent preservation areas, handling and disposal of waste, discharges of pollutants into the air, water and soil, atmospheric emissions, noise and clean-up of contamination, all of which affect our business. Water management is especially crucial and poses many challenges to our operations. In Brazil, water use regulations impact farming operations, industrial production and hydroelectric power. Any failure to comply with any of these laws or regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or compensation for environmental damage without any caps. Civil penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines, temporary interdiction of rights and prison (for individual offenders) and liquidation, temporary interdiction of rights, fines and community services (for legal entities). Additionally, pursuant to Brazilian environmental laws, the corporate entity of a company will be disregarded (such that the owners of the company will be liable for its debts) if necessary to guarantee the payment of costs related to the recovery of environmental damages whenever the legal entity is deemed by a court to be an obstacle to reimbursement of environmental damages.

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

Our plants are subject to environmental and operational licensing based on their pollution potential and use of natural resources. If one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not timely renewed or have their request for renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, such as suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of a failure to fulfill the conditions of validity in the environmental licenses already held by us. Furthermore, we cannot operate a plant if the required environmental permit is not valid or updated. Currently, some of our environmental licenses are in the renewal process, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period. Brazilian Complementary Law No. 140/2011 establishes that renewal of environmental licenses must be requested at least 120 days in advance of their expiration, so that the licenses may be automatically extended until a final decision from the environmental authority is reached. In the interim, we would be permitted to continue operations under the respective license during the renewal process. In addition, the environmental agency may condition the renewal upon expensive facility upgrades if there have been regulatory changes in the environmental standards that the plant is required to meet, which might result in delays, disruptions or in the denial of the license.

We are also subject to similar environmental laws and restrictions in all jurisdictions where we have plants and operations.

Unfavorable outcomes in administrative and legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil and other proceedings (including administrative, regulatory and environmental), labor and tax proceedings and are also subject to consent agreements (Termo de Ajustamento de Conduta, or “TAC”). Unfavorable decisions in our legal proceedings may reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects.

With regard to tax contingencies, we are currently defendants in a number of cases, which include, for example, disputes regarding the offset of tax credits and the use of tax incentives in several states that have not yet reached a final ruling in the Brazilian courts. In addition, we may face risks arising from potential impairment of input state VAT that we accumulate on exportations. We currently have a case involving Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”) on sales of staple foods (cesta básica) in which the Supreme Court of Brazil has ruled against us. The case is currently pending judgment of a final appeal and, if the final decision is upheld against some or all of BRF’s operations, it could have a significant impact on our liquidity and financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.”

As of December 31, 2018, we had R$1,350 million in provisions for contingencies, of which R$282 million was for civil and other contingencies (including administrative, regulatory and environmental), R$230 million was for tax contingencies, R$469 million was for labor contingencies and R$370 million was for contingent liabilities.

We are also currently being investigated in the Carne Fraca Operation and Trapaça Operation, which may result in penalties, fines and sanctions from governmental authorities or other forms of liability. For more information about the “Carne Fraca Operation” and “Trapaça Operation” see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Carne Fraca Operation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Trapaça Operation.” Any investigation from governmental authorities currently unknown to us with respect to any potentially unlawful business practice may also result in penalties, fines and sanctions or other forms of liability.

On March 12, 2018, a shareholder class action lawsuit was filed in the U.S. Federal District Court in the Southern District of New York. On July 2, 2018, the Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action (the “Lead Plaintiff”). On August 31, 2018, the Lead Plaintiff filed an amended class action complaint.  On December 5, 2018, the Lead Plaintiff filed a second amended complaint. The second amended complaint seeks to represent all persons and entities who purchased or otherwise acquired BRF ADRs during the period from April 4, 2013, through and including March 2, 2018, alleging, among other things, that BRF and certain of its officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. A motion to dismiss briefing has been stayed pending the determination of Lead Plaintiff’s motion to amend the second amended complaint, which was filed on April 1, 2019. Because this lawsuit is in its early stages, we believe the possible loss or range of losses, if any, arising from this litigation cannot be estimated. In the event that this litigation is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome would not have a material impact on us.

BRF was granted an ICMS tax credit of 4.5% by the State of Rio de Janeiro on sales and transfers of meat products. BRF entered into an agreement with the State of Rio de Janeiro related to this tax credit in 2014. The agreement required that BRF: (1) construct a sandwich factory, with an investment of R$11.5 million, which would generate 38 jobs and (2) construct a sausage factory, with investment initially set at R$136 million, which would generate 180 jobs within a period of 18 months. Due to several factors beyond BRF’s control, including obtaining environmental licenses and building licenses, and due to changes to our production focus, we did not meet the initial deadlines. As a result, the State of Rio de Janeiro granted additional time for completion of the projects, but also increased the required aggregate investment to R$280 million and the minimum number of jobs to 280. We have commenced construction of the plant and the project is currently on schedule. However, the Brazilian Treasury Department filed an administrative request seeking the cancellation of the tax benefit previously granted to BRF. BRF has filed a writ of mandamus to guarantee the continuation of the current benefit and to protect the credits that BRF has already received. On March 14, 2019, the new Secretary of Finance of Brazil executed an order to cancel the tax benefit and to restore the standard collection of ICMS. The collection of past tax credits can only occur through an infraction notice issued by the Treasury Department, which has not yet occurred. The value of the tax benefits that BRF has received since 2014 is R$307 million (R$435 million when taking into account a potential fine and interest upon the principal amount). If the final decision is upheld against BRF and the tax credits are required to be returned, it could have a significant impact on our financial condition and results of operations.

Our inability or failure to protect our intellectual property and any intellectual property infringement against us could have a negative impact on our operating results.

Our principal intellectual property consists of our domestic and international brands. Our ability to compete effectively depends in part on our rights to trademarks, logos and other intellectual property rights we own or license. We have not sought to register or protect every one of our trademarks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate. Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may allege that our intellectual property and/or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third-party claims, or settling such claims, we could be required to pay damages and/or enter into license agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe on any third party’s intellectual property, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

We are vulnerable to third party transportation and logistics risks.

                We depend on fast and efficient transportation and logistics services to, among other things, deliver raw materials to our production facilities, deliver animal feed to our poultry and pork growers and distribute our products. Any prolonged disruption of these services may have a material adverse impact on our business, financial condition and results of operations. For example, on May 21, 2018, a national truckers’ strike commenced in Brazil regarding increases in fuel prices. The strike materially disrupted the supply chain of various industries across the country, including the supply chain of raw materials to our production facilities and the delivery of animal feed to our poultry and pork growers, and, at its peak, led to the suspension of the operation of all of our production facilities located in Brazil. Furthermore, this strike also materially affected the regular functioning of the ports from where our products are exported. We incurred increased costs in connection with the truckers’ strike and also were required to dispose of certain animals as a result of the strike. There can be no assurance that the truckers will not seek to engage in any further strikes, that the Brazilian federal government or any other relevant party will be able to meet the demands of the truckers in a satisfactory manner or that any such strike will not adversely affect our supply chain or the operation of our production facilities. In addition, any other reduction in the dependability or availability of transportation or logistics services or a significant increase in transportation service rates, including as a result of, among other things, flooding in ports, warehouse fires or labor strikes, could impair our ability to satisfy our supply chain requirements and deliver our products economically to our customers. Any such disruption to the transportation or logistics services that we depend on could have a material adverse impact on our results of operations and financial condition.

Damages not covered by our insurance policies might result in losses for us, which could have an adverse effect on our business.

Certain kinds of losses cannot be insured against via third-party insurance, and our insurance policies are subject to liability limits and exclusions. For example, political risks, environmental and climate events, fraud, strike, ammonia leakage, natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a material adverse effect on us. Additionally, we are exposed to certain product quality risks, such as criminal contamination, bird flu and salmonella that can impact our operations and which are not covered under insurance. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to indemnify parties affected by such an event. Furthermore, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to different facilities. These costs may not be fully covered by our insurance.

From time to time, our installations may be affected by fires as was the case with our Toledo/PR unit in 2014 and other units in 2016, such as Chapecó/SC and Paranaguá/PR, and more recently in Lajeado/RS in 2017, besides electrical damages or explosion in substations, or widespread truck driver strikes. Although our business interruption insurance covers certain losses in connection with disruptions to our operations, all of our direct and indirect costs and intangible costs may not be covered by our insurance. For example, the negative impacts on our business from the 2018 Brazilian truckers’ strike, including the suspension of operations at our production facilities and increased transportation and logistics costs, were not covered by any of our insurance policies. Any similar events in the future could have a material adverse impact on our business, results of operations, financial condition and prospects.

We have incurred, and expect to continue to incur, significant costs in connection with the Carne Fraca Operation, the Trapaça Operation and the shareholder class action lawsuit filed on March 12, 2018. The costs associated with these investigations and the costs of defending the class action lawsuit may not be covered by our insurance policies. Furthermore, there can be no assurance that we will be able to obtain insurance coverage in the future, related to the foregoing or any other matters, on terms acceptable to us. As a result, we may incur significant additional expenses which may adversely impact our financial condition and results of operations.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, loss of key professionals may adversely affect our ability to implement our strategy, as well as expenses associated to these losses can impact our results. In 2017 and 2018, we experienced a significant number of departures of senior management, including two of our previous CEOs, our CFO, our Chief Human Resources Officer (“CHRO”), our Brazil General Manager and our Vice President of operations. In addition, on March 5, 2018, we called an Ordinary and Extraordinary Shareholders’ Meeting (the “Ordinary and Extraordinary General Meeting”), which was held on April 26, 2018, at the request of two of our shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” and Fundação Petrobras de Seguridade Social, or “PETROS,” which jointly hold approximately 20% of our capital stock. At the Ordinary and Extraordinary General Meeting, the number of members of our board of directors was set at 10 members, new members were elected to the board of directors and the Chairman and Vice-Chairman of the board of directors were elected. Only four of the ten board members elected during the Ordinary and Extraordinary Shareholders’ Meeting were previously members of our board of directors. Furthermore, pursuant to Novo Mercado rules, we anticipate that Mr. Pedro Pullen Parente’s term as Chief Executive Officer will end on June 18, 2019, as he may only hold the positions of Chairman of the Board of Directors and Chief Executive Officer at the same time for a period of one year. In connection with the end of Mr. Pedro Pullen Parente’s term as Chief Executive Officer, the Company will appoint a new Chief Executive Officer. On March 28, 2019, Mr. Lorival Nogueira Luz Júnior, the Company’s current Chief Operating Officer, was named Mr. Parente’s successor as Chief Executive Officer following the end of Mr. Parente’s term. On April 25, 2019, Mr. Ivan de Souza Monteiro, who was appointed as Chief Financial and Investor Relations Officer on March 11, 2019, resigned from his position. Mr. Lorival Nogueira Luz Júnior, the Company’s current Chief Operating Officer, was appointed on April 25, 2019 as Interim Chief Financial and Investor Relations Officer. These changes, and other potential changes, in the composition of our senior management team and our board of directors may result in modifications to our business strategy and have a material adverse effect on us.

Breaches, disruptions, or failures of our information technology systems, including as a result of cybersecurity attacks, could disrupt our operations and negatively impact our business.

Information technology is an important part of our business operations and we increasingly rely on information technology systems to manage business data and improve the efficiency of our production and distribution facilities and inventory management processes. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for digital marketing and electronic communications between our facilities, personnel, customers and suppliers.

Our information technology systems may be vulnerable to a variety of interruptions and cybersecurity threats and incidents. In the current environment there are numerous and evolving risks related to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Computer hackers and others routinely attempt to breach the security of information technology systems and to fraudulently induce employees, customers and other third parties to disclose information or unwittingly provide access to systems or data. Successful cybersecurity attacks, breaches, employee malfeasance, or human or technological error could result in, for example, unauthorized access to, disclosure, modification, misuse, loss or destruction of data or systems, including those belonging to us, our customers or third parties; theft of sensitive, regulated or confidential data including personal information; the loss of access to critical data or systems through ransomware, destructive attacks or other means; transaction errors; business delays; and service or system disruptions. In the event of such actions, we, our customers and other third parties could be exposed to potential liability, litigation, and regulatory or other government action, the loss of existing or potential customers, loss of sales, damage to brand and reputation and other financial loss. In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. The cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures could be significant and may not be covered by insurance. Our cybersecurity risk also depends on factors such as the actions, practices and investments of customers, contractors, business partners, vendors and other third parties.

To date, while we continue to monitor for, identify, investigate, respond to and remediate security incidents, including those associated with cybersecurity attacks, there has not been a cybersecurity attack that has had a material adverse impact on us, though there is no assurance that there will not be a cybersecurity attack that has a material adverse impact in the future.

We have implemented technology security initiatives and disaster recovery plans, but these measures may not be adequate or sufficient and there can be no assurance that these measures will be successful in preventing a cybersecurity attack, a general information security incident or a disruption of our information technology systems. Furthermore, as our business and the cybersecurity landscape evolve, we may find it necessary to make significant further investments to protect our data and information technology infrastructure, which may adversely impact our financial condition and results of operations.

The regulatory environment with regard to cybersecurity, privacy and data protection issues is increasingly complex and may have impacts on our business, including increased risk, costs and expanded compliance obligations. The Brazil General Data Privacy Law (Lei Geral de Proteção de Dados Pessoais), which was signed into law in August 2018 and will become effective in 2020, and an increased number of data protection laws around the globe could continue to result in increased compliance costs and risks. The potential costs of compliance with or imposed by new or existing regulations and policies that are applicable to us may affect the use of our products and services and could have a material adverse impact on our results of operations.

Risks Relating to Our Indebtedness

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2018, our total consolidated debt (comprised of short-term and long-term debt) was R$22.2 billion.

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

In view of our current credit metrics and according to the policies and guidelines set by ratings agencies in order to evaluate a company’s creditworthiness, as well as other factors, our credit rating has been recently downgraded, and we are currently rated below “investment grade” by all the rating agencies that rate us.

We have substantial debt that matures in each of the next several years.

As of December 31, 2018, we had R$4.6 billion of debt that matures in 2019, R$3.4 billion of debt that matures in 2020, R$2.9 billion of debt that matures in 2021, R$3.1 billion of debt that matures in 2022 and R$8.2 billion of debt that matures in 2023 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2018, we had R$11.5 billion of foreign currency debt, including R$1.5 billion of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

•         the pressures on credit return as a result of disruptions in the global stock and credit markets;

•         our operating results worsen significantly;

•         we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate; or

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

•         create or assume liens; and

•         engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a payment default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business, results of operations and the market prices of our common shares and the ADRs.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, price controls, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. Our business, results of operations, financial condition and prospects as well as the market prices of our common shares and the ADRs may be adversely affected by, among others, the following factors:

•         exchange rate fluctuations;

•         expansion or contraction of the Brazilian economy;

•         inflation rate fluctuations;

•         changes in fiscal or monetary policies;

•         commodities price volatility;

•         increases in interest rates;

•         exchange controls and restrictions on remittances abroad;

•         volatility and liquidity of domestic capital and credit markets;

•         natural disasters and changes in climate or weather patterns;

•         energy or water shortages or rationing;

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

The Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian government and the global drop in commodity prices. The GDP growth rate in 2014 was 0.5%, but GDP decreased 3.5% in both 2015 and 2016. Following this two-year contraction, GDP grew 1.0% in 2017 and grew 1.1% in 2018, while inflation, measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), and interest rates changed to 3.75% and 6.5% in 2018, respectively, from 2.95% and 7.00%, respectively, in 2017. Unemployment had a slight improvement from 11.8% in 2017 to 11.6% in 2018, although it remained at a high level. For 2019, there is an expectation that such economic indicators will improve modestly.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Lava Jato Operation,” have indirectly negatively impacted the Brazilian economy and political environment.

A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks, which were not publicly disclosed, allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff. These funds were also allegedly used for the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

Amidst this background of political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-President, Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Michel Temer, the former Vice-President, who assumed the presidency of Brazil following Rousseff’s ouster, is also under investigation on corruption allegations. In addition, the former President, Luiz Inacio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018. The new Brazilian president, a former member of the military and three-decade congressman, was elected on October 28, 2018 and took office on January 1, 2019. During his presidential campaign, the new Brazilian President was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that the new Brazilian President will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured congress. In addition, the current minister of the economy proposed during the presidential campaign the revocation of the income tax exemption for the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies. This could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes and also our ability to make distributions to our shareholders net of taxes. Moreover, the new Brazilian President was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his social views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business and the price of our common shares and ADRs.

In addition, the current Brazilian federal government is expected to propose the general terms of a fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2019, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass such reforms. As of the date of this annual report, many of the proposed public expenses in Brazil’s budget have been maintained and it is not clear whether other expenses will be reduced or entirely eliminated. If some or all of these public expenses are maintained, Brazil will continue to run a budget deficit for 2019 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business or on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects.

Worsening political and economic conditions in Brazil may increase production and supply chain costs and adversely affect our results of operations and financial condition. Uncertainty as to whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in our production operations.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares and the ADRs.

Brazil has experienced high inflation rates in the past. According to the IPCA, Brazilian consumer price inflation rates were 6.4% in 2014, 10.7% in 2015 and 6.3% in 2016, while downward inflation pressures caused this figure to reach 2.95% in 2017 and 3.75% in 2018. See “Item. 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

Although inflation levels have been relatively stable in 2017 and 2018, there can be no assurance that inflation rates will not rise in the near future. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. High inflation also puts pressure on industry costs of production and expenses, which may force companies to search for innovative solutions in order to remain competitive. We may not be able to pass any such increase in costs onto our customers and, as a result, it may adversely impact our results of operations and financial condition. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase. Furthermore, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares and the ADRs.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares and the ADRs.

The Central Bank uses interest rates to attempt to keep inflation under control or to stimulate the economy. If interest rates decrease, there is generally greater access to credit and consumption of goods typically increases. This increase in demand can in turn result in inflation. On the other hand, if interest rates go up, the cost of borrowing increases which may inhibit consumption and additional investments. Another consequence of rising interest rates is that a greater return is paid in respect of government securities, which may impact other investments by making them less attractive in comparison. As a result, there may be additional investment in public debt, which absorbs money that could otherwise fund the private sector.

On December 31, 2018, 38.2% of our total indebtedness of R$22,165.5 million was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or “TJLP”), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”) or the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or “CDI”), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears floating interest based on the London Interbank Offered Rate (“LIBOR”). Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real depreciated 13.4% and 47.0% in 2014 and 2015, respectively, appreciated 16.5% in 2016, depreciated 1.5% in 2017, and depreciated 16.9% in 2018 against the U.S. dollar.

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

Costs are also directly impacted by exchange rates. Any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, which are important ingredients for our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient for our feedstock, is also linked to the U.S. dollar, but to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations. We have established policies and procedures to manage our sensitivity to such risks included in our Financial Risk Management Policy. This policy, however, may not adequately cover our revenue and cost exposure to exchange rates.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$11,538.4 million at December 31, 2018, representing 52.1% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.

The Brazilian government regularly implements changes to tax regimes that may increase our and our suppliers’ and customers’ tax burdens, which may in turn increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our results of operations and financial condition.

These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social, or “PIS”) and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes, the ICMS and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. Others, such as the R&D tax incentive program (“Lei do Bem”) and the deduction of interest on shareholders’ equity, may be revoked to increase revenues for the government in light of a possible reduction of the income tax rate, which have been and are being studied by the new Brazilian government’s financial team. The effects of these proposed tax reform measures and any other changes that could result from enactment of additional tax reforms have not been, and cannot be, quantified yet due to the uncertainty of whether any changes will be implemented. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Social Contributions.” Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

Risks Relating to Our Common Shares and ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by American Depositary Shares (“ADS”) and evidenced by ADRs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADR holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, to the extent permitted by the New York Stock Exchange rules.

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

Non-Brazilian holders of ADRs or common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company, and our shareholders may have less extensive rights.

Holders of ADRs are not direct shareholders of our company and may be unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADRs surrenders its ADRs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be limited compared to the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision compared to the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares or ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADRs or common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADRs or common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

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

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 33.3% or more of our share capital to disclose such information immediately through a filing with the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários, or “CVM”) and, within 30 days from the date of such acquisition or event, commence a public tender offer with respect to all of our shares for a price per share that may not be less than the greater of: (i) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 120 trading sessions prior to the date on which the public offer became obligatory; and (ii) 140% of the average trading price on the stock exchange trading the greatest volume of shares of the capital stock of the Company during the last 30 trading days prior to the date on which the public offer became obligatory.

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

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 4,373, as amended of the Brazilian National Monetary Council (Conselho Monetário Nacional, or “CMN”)) is generally viewed as being subject to taxation in Brazil. Pursuant to Article 26 of Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In case of a non-Brazilian holder selling common shares on the Brazilian stock exchange, the withholding tax rate would be 0% (in the case of a non-Brazilian holder registered as such before Brazilian Central Bank (“Bacen”) under the rules of the CMN (“Registered Holder”) and not a resident of a tax haven (“Tax Haven Resident”)), 15% (in the case of a non-Brazilian holder that is not a Registered Holder and not a Tax Haven Resident) or 25% (in the case of a non-Brazilian holder that is a Tax Haven Resident).

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•         are subject to income tax at the following progressive rate when realized by any non-Brazilian holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder:

                                                         i.            15% upon the portion of capital gains not exceeding R$5,000,000.00;

                                                        ii.            17.5% upon the portion of capital gains that exceeds R$5,000,000.00 but not exceeding R$10,000,000.00;

                                                      iii.            20% upon the portion of capital gains that exceeds R$10,000,000.00 but not exceeding R$30,000,000.00; and

                                                      iv.            22.5% upon the portion of capital gains that exceeds R$30,000,000.00.

•         are subject to income tax at a rate of 25% when realized by a natural or legal person that is a Tax Haven Resident, whether or not such holder is a Registered Holder.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market price of our common shares and ADRs.

The Brazilian securities markets, including the B3 S.A. – Brasil, Bolsa, Balcão (the “B3” or the “São Paulo Stock Exchange”) are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2018. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 41% of all shares traded on the São Paulo Stock Exchange in 2018. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

The Brazilian economy, as well as the market for securities issued by Brazilian companies, is also affected, to varying degrees, by international economic and market conditions generally, especially economic and market conditions in the United States.  Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2018, and we do not expect to be a PFIC for 2019 or in the future, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of PFIC status is fact-specific and will depend on the composition of our income and assets from time to time, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%.  The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.  Accordingly, it is possible that we may become a PFIC for 2019 or future taxable years due to changes in our income or asset composition. See “Item 10.  Additional Information—E.  Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight Brazilian pension funds. Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs.

For additional information about our major shareholders, see “Item 7.  Major Shareholders and Related Party Transactions––A. Major Shareholders.”

Our principal executive offices are located at Av. das Nações Unidas, 8501 – 1st Floor, Pinheiros, 05425-070, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5000/5355/5048. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as BRF, that file electronically with the SEC. Our internet address is www.brf-br.com/ir.  From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at www.brf-br.com/ir. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Business combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of Sadia S.A. and Perdigão S.A. The business combination became fully effective on September 22, 2009, and Sadia became our wholly owned subsidiary. On December 31, 2012, we merged Sadia S.A., then a wholly-owned subsidiary, into BRF, and Sadia ceased to exist as a separate legal entity. In connection with the business combination, we changed our name from Perdigão S.A. to BRF – Brasil Foods S.A. On April 9, 2013, we changed our name from BRF – Brasil Foods S.A. to the current name BRF S.A.

Agreement with Lactalis

On September 3, 2014, we entered into a binding memorandum of understanding with Lactalis, a company controlled by Parmalat S.p.A., an Italian publicly held company pertaining to the Groupe Lactalis S.A., or “Groupe Lactalis,” for the sale of our dairy division, including:  (i) manufacturing facilities located in the cities of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), Três de Maio I (RS), Três de Maio II (RS) and Santa Rosa (RS), and (ii) related assets and trademarks (Batavo, Elegê, Cotochés, Santa Rosa and DoBon) dedicated to such segment. The transaction closed on July 1, 2015 for a total sale price of U.S.$697.8 million.

Corporate Reorganization of One Foods

On January 11, 2017, we established a new wholly-owned subsidiary, One Foods Holdings Limited, based in Dubai International Financial Centre, which is focused on Halal markets. The formation of this subsidiary involved a restructuring of certain of our operations in Malaysia and some countries in the Middle East and Africa, including (i) the sale and purchase agreement pursuant to which One Foods acquired equity interests in entities that serve the Halal market from  BRF GmbH, a BRF wholly-owned subsidiary, and (ii) the contribution of the equity interest in SHB Indústria e Comércio de Alimentos S.A. (“SHB”) to One Foods. SHB held grain storage facilities, feed mills, outgrower agreements, hatcheries and eight slaughtering and processing plants in Brazil. In addition, we entered into certain agreements with One Foods that provided for the licensing of certain brands, operational and corporate activities, cost sharing and supply of raw materials and finished goods. See Note 1.7 to our consolidated financial statements for additional information.

On September 1, 2018, BRF executed a Share Sale and Purchase Agreement with two of its subsidiaries, BRF Foods GmbH and One Foods Holding Ltd., to acquire all common shares of SHB. On December 12, 2018 at BRF’s extraordinary shareholders meeting, the merger of SHB with and into BRF was approved. The merger took effect on December 31, 2018, following its approval at the extraordinary shareholders meeting of SHB.

Acquisition of Banvit - Turkey

On May 25, 2017, our subsidiary TBQ Foods GmbH (“TBQ”), a joint venture formed with the Qatar Investment Authority in May 2017, completed a transaction for the acquisition of 79.48% of the shares issued by Bandirma Vitaminli (“Banvit”), which is the largest poultry producer in Turkey, has fully integrated operations and owns one of the most recognized brands in Turkey. Through a subsequent tender offer process completed on August 17, 2017, TBQ’s ownership of Banvit increased to 91.71%. The total value of the transaction (including the purchase price paid in connection with the tender offer) was R$1.277 billion.

 Sale of Quickfood

                On December 7, 2018, we executed a Share Sale and Purchase Agreement with Marfrig Global Foods S.A. (“Marfrig”) for the sale of our total ownership interest in Quickfood (which constituted 91.89% of the capital stock of Quickfood) based on an enterprise value of US$60 million (equivalent to R$232 million). Quickfood was our subsidiary in Argentina and operated 3 beef slaughtering plants with a capacity of 620 heads per day and a processing capacity of approximately 6,000 metric tons per month of hamburgers, franks, cold products and frozen vegetables. The transaction closed on January 2, 2019.

Sale of Várzea Grande Plant

On December 7, 2018, we executed an agreement with Marfrig for the sale of R$100 million of both real estate assets and equipment from our plant located in Várzea Grande in the State of Mato Grosso, which produces, among other items, hamburgers, meatballs and kibbehs (a type of Middle Eastern beef patty popular in Brazil). This transaction closed on January 23, 2019 and, on April 1, 2019, a Supply Agreement with Marfrig became effective, under which Marfrig undertook to provide us with finished goods produced in the Várzea Grande plant, such as hamburgers, meatballs, kibbehs, chicken meat and processed chicken breast products for 60 months.

Sale of Avex

On December 19, 2018, we entered into a Share Sale and Purchase Agreement whereby we agreed to sell all of the issued and outstanding shares of our Argentinian subsidiary, Avex S.A., to Granja Tres Arroyos S.A. and Fribel S.A., based on an enterprise value of US$50 million (equivalent to R$194 million). Avex S.A. operates three facilities located in Llavalol, Villa Mercedes and Rio Cuarto, in Argentina, for the production of poultry and margarine. This transaction closed on February 4, 2019.

Sale of Assets in Europe and Thailand

On February 7, 2019, we agreed to sell to Tyson International Holding Co. most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand, based on an enterprise value of US$340 million (equivalent to R$1.3 billion). We expect the closing of this transaction to occur in 2019, but it remains subject to customary closing conditions, including approval by European antitrust authorities.

Other Transactions in 2018 and 2019

On December 6, 2018, the Company was notified by VDG Holding S.A. that it was exercising its right to terminate Minerva S.A.’s shareholders’ agreement entered into by the parties, as shareholders of Minerva S.A., on November 1, 2013, as a result of the Company holding less than 6% of the outstanding shares issued by Minerva S.A.

On January 10, 2019, the Company executed an Asset Sale and Purchase Agreement with BOGS S.A. for the sale of its facility located in the city of Florencio Varela, in Argentina, and all assets and liabilities related to it, including the brands “Bocatti” and “Calchaquí,” based on an enterprise value of U.S.$24.5 million (equivalent to R$91 million). The transaction closed on February 28, 2019.

On January 10, 2019, the Company executed a Share Sale and Purchase Agreement with La Piamontesa de Averaldo Giacosa y Compañía S.A. for the sale of all of the capital stock of the Company’s subsidiary, Campo Austral S.A., including its facilities in San Andrés de Giles and Pilar and the brand “Campo Austral,” based on an enterprise value of U.S.$11 million (equivalent to R$42 million). The transaction closed on March 11, 2019.

On December 18, 2018 the Company concluded the formation of a receivables investment fund (“FIDC”) to acquire trade receivables of commercial transactions entered into by the Company and its clients in Brazil. The fund has 3 distinct classes and achieved an aggregate volume of R$875 million.

Carne Fraca Operation

We are currently being investigated in connection with the Carne Fraca Operation. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Carne Fraca Operation.”

Trapaça Operation

We are currently being investigated in connection with the Trapaça Operation. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— Trapaça Operation.”

Capital Expenditures

The table below sets forth our capital expenditures with respect to both continuing and discontinued operations for the periods indicated:

	For the year ended December 31,
	2018	2017	2016
	(in millions of reais)
Property, plant and equipment	533.6	887.0	1,859.2
Biological assets	877.1	713.2	784.2
Acquisitions and other investments	200.7	1,120.9	2,873.0
Intangible assets	20.6	51.2	62.8
Total capital expenditures	1,631.7	2,772.3	5,579.2

The main capital expenditures in 2016, 2017 and 2018 are described below:

Acquisitions and divestments: For information regarding our recent acquisitions and divestments, see “Item 4. Information on the Company—A. History and Development of the Company.”

Logistics Management: BRF invested R$58.8 million in 2016 and 2017 in the Vitória de Santo Antão distribution center in order to better serve all the states in the north and northeastern regions of Brazil.

Automation: In 2017, BRF focused on executing the nearly R$115.0 million of investments made in 2016 for the automation of company processes. The goal of these investments is to improve efficiency by increasing productivity and reducing production costs. In 2016, investments in automating the chicken leg deboning processes continued, which not only reduced costs but also improved ergonomics in the factory and increased product quality. In 2015, BRF invested R$375.8 million for the automation of company processes.

International Projects: In 2017, we invested R$136.5 million in our Toledo, Campos Novos and Rio Verde factories to increase pork production for the Chinese market.

Additionally, in 2017, we invested R$20.1 million in a new production line for animal ingredients.

In 2018, we focused our investments on our quality and security standards rather than acquisitions, reflecting the policies of our new board of directors.

In 2019, in addition to existing projects, we expect to focus on pursuing our commitment to maximizing the use of our assets by making investments to help eliminate production constraints and increase overall efficiency. We expect that investments aimed at maintaining our high-quality standards will still represent a significant share of our expenses. In addition, we will seek to make further progress under our financial and operational restructuring plan.

B.                  Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. We have a portfolio of approximately three thousand stock keeping units (“SKUs”). Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. In 2018, BRF accounted for 11.3% of the world’s poultry trade, according Trademap.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 31 industrial facilities in Brazil, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 530,000 monthly deliveries and 47 distribution centers as of December 31, 2018, 20 of which are in the domestic market and 27 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 27 offices outside of Brazil serving customers in more than 150 countries on five continents. We have one industrial facility in Abu Dhabi, one in Malaysia and three in Turkey.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the New York Stock Exchange, or “NYSE.”

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•         Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, frozen pork and frozen beef cuts;

•         Processed Food Products including the following:

o    marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

o    specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

o    frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;

•         Other Processed Products including the following:

o    margarine; and

o    frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

•         Other, consisting of soy meal, refined soy flour and animal feed.

Prior to the divestitures made in connection with our financial and operational restructuring plan, other processed products included mayonnaise, mustard and ketchup.

In Brazil, we operate 24 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and two soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 20 distribution centers, six of which are owned by us and 14 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our International and Halal markets, we operate five industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, we continue to operate 27 distribution centers located in Asia, Southern Cone and the Middle East as well as commercial offices on four continents.

Our Industry

We manage our business to target both the Brazilian market and international markets.

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are acutely affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affects our production levels and revenues.

Real GDP in Brazil increased at an average annual rate of 2.4% from 2004 through 2018.  For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%, after increasing 0.5% in 2014. Reacting to this weak economic scenario, the Central Bank lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”) interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend remains downward, from 17.8% as of December 31, 2004 to 6.5% as of December 31, 2018.  For the year ended December 31, 2018, the IPCA increased by 3.75%.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The average unemployment rate for October, November and December of 2018 was 11.7%, a decrease of 0.1 percentage points when compared to the 11.8% in the same period of 2017. The Consumer Confidence Index for December 2018 was 93.8, 7.4 percentage points above that in December 2017 of 86.4%.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados, or “ABRAS”) in December 2018, supermarket sales in real terms (deflated by the IPCA), increased 3.9% compared to December 2017. For the full year, supermarket sales in real terms rose 2.1% in 2018 as compared to 2017.

Export Markets

The information set forth in this “Export Markets” subsection relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports decreased by 5.1% in the year ended December 31, 2018, compared to the year ended December 31, 2017, in terms of volume. Pork exports registered a decrease of 7.4% in volume sold in the year ended December 31, 2018, compared to the year ended December 31, 2017. Beef exports recorded an increase of 12.2% in volume in the year ended December 31, 2018, compared to the year ended December 31, 2017.

Brazilian chicken exports in the year ended December 31, 2018 totaled 4.1 million tons on sales of R$23.45 billion (equivalent to U.S.$6.57 billion). Saudi Arabia remains the main destination for these exports (12.5%), followed by China (12.4%), Japan (11.4%) and the United Arab Emirates (11.1%).

Pork export volume in the year ended December 31, 2018 totaled 645.5 thousand tons, totaling around R$4.69 billion (equivalent to U.S.$1.21 billion). The leading importers, China, Hong Kong and Singapore represented 25.0%, 23.9% and 6.8%, respectively, of total exports from Brazil.

Beef shipments in the year ended December 31, 2018 totaled 1.35 million tons with sales of around R$21.15 billion (equivalent to U.S.$5.46 billion). This increase in volume was driven by higher exports sent to China and Hong Kong which import 23.8% and 20.5% of Brazilian beef exports, respectively.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

Products

We are a food company that focuses on the production and sale of poultry, pork and processed foods.

Poultry

We produce frozen whole and cut poultry. In 2018, we slaughtered approximately 1.55 billion heads of poultry, a 4.6% decrease compared to 1.63 billion in 2017. We sold 2,261 thousand tons of frozen chicken and other poultry products in 2018, compared to 2,127 thousand tons in 2017. Excluding the discontinued operations, we sold 2,064 thousand tons of frozen chicken and other poultry products in 2018, compared to 1,945 thousand tons in 2017. Most of our poultry sales are to our export markets.

As a result of the trade barriers imposed by the European Union, we significantly reduced our production of turkey in 2018, as the European Union was our main consumer market for this product. For additional information, see “Item 3. Key Information—D. Risk Factors—More stringent trade barriers in key export markets may negatively affect our results of operations.”

Pork and Beef

In 2018, we slaughtered approximately 9.84 million hogs and 154,571 cattle, compared to 9.79 million and 145,361 in 2017, respectively. We raise hogs but do not raise cattle at our facilities. Although most of the hogs that we slaughter are used for processed products in the domestic market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. In 2018, we sold 293 thousand tons of pork and beef cuts, compared to 323 thousand tons of pork and beef cuts in 2017. Excluding the discontinued operations, we sold 252 thousand tons of pork and beef cuts, compared to 268 thousand tons of pork and beef cuts in 2017. We are also further developing our international customer base for pork and beef cuts.

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 2,123 thousand tons of processed foods in 2018, compared to 2,118 thousand tons in 2017. Excluding the discontinued operations, we sold 1,869 thousand tons of processed foods in 2018, compared to 1,735 thousand tons in 2017. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

Our processed food products strategy relies on accurate brand management, a varied product portfolio with strategic pricing and innovation and service excellence, which we believe will allow our products to expand their reach both in the Brazilian market and international markets.

Specialty Meats

We process pork to produce specialty meats, such as sausages, ham products, bologna, frankfurters, salamis, bacon and cold meats. We also process chicken and other poultry to produce specialty meats, such as chicken sausages, chicken hot dogs and chicken bologna.

Frozen Processed Meats

We produce a range of frozen processed poultry, pork and beef products, including hamburgers, steaks, breaded meat products, kibbeh and meatballs.

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

Halal Products

We offer poultry products for Islamic markets in accordance with the Halal method of animal slaughtering.

Margarine

We sell margarine under the Qualy, Deline and Claybom brands. We maintain our leading market position with the Qualy brand by bringing innovation to the Brazilian market. For example, in 2014 we introduced the first aerated margarine in Brazil and in 2016 we improved the Qualy portfolio by adding a proprietary mix of vitamins and minerals to our products, which is called the Q-Mix. Additionally, in 2017 we introduced the first margarine with whole grains, Qualy Multigrãos. This technology to add grains inside the margarine is protected under a patent in partnership with our equipment supplier. In 2018, we launched Qualy Light Zero Lactose, the first zero lactose margarine in the Brazilian market.

Frozen Prepared Entrees

We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

•         Pastas and Pizzas. We produce several varieties of lasagna, pizza and other ready-to-eat meals. We produce the meat used in these products and buy other raw materials in the domestic market.

•         French Fries. We sell frozen French fries, which are imported from Belgium where they are produced and packaged for us by third parties. Prior to the divestitures made in connection with our financial and operational restructuring plan, we sold other frozen vegetables, including broccoli, cauliflower, peas and French beans.

•         Pies and Pastries. We produce a variety of pies and pastries, such as chicken and heart-of-palm pies. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.

Frozen desserts

We have produced and sold Miss Daisy deserts since 1999. We believe the Miss Daisy brand has a leading market position and has been highly resilient to market changes. We offer a wide variety of products under the Miss Daisy brand, including:

•         Mousse pie;

•         Dutch pie; and

•         Frozen mousse.

 Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers and to unaffiliated customers. In 2018, we produced 9,559.56 thousand tons of feed and premix, compared to 10,444.75 thousand tons in 2017. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil was the second largest producer and the leading exporter of poultry in the world in 2018 based on estimates calculated by the United States Department of Agriculture, or the “USDA.” Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This growth has been driven by the increase of Brazilian companies’ production dedicated to exports as well as by the competitiveness of Brazilian poultry.

According to the USDA, global poultry trade increased 1.9% in 2018 compared to 2017, mainly due to higher exports from the United States (which increased 3.3%), European Union (which increased 7.8%); Thailand (which increased 10.3%) and China (which increased 2.5%). According to the Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal, or “ABPA”), exports of poultry parts increased 0.3% in 2018 compared to 2017, representing 66.1% of the total poultry exported volumes. Whole chicken, which represented 27.0% of the total volume, decreased 11.0% in 2018 compared to 2017. The main destinations in 2018 were Saudi Arabia, China and Japan. In 2018, Saudi Arabia decreased total imports from Brazil by 18.0%, China increased total imports from Brazil by 11.0% and Japan decreased total imports from Brazil by 10.7% compared to 2017.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

Primary Broiler Producers	2018	2017	2016
	(in thousands of tons – “ready to cook” equivalent)
U.S.	19,361	18,938	18,510
Brazil	13,355	13,612	13,523
European Union (28 countries)	12,200	11,912	11,560
China	11,700	11,600	12,448
Russia	4,872	4,617	4,328
India	4,855	4,640	4,427
Mexico	3,485	3,400	3,275
Thailand	3,170	2,990	2,813
Turkey	2,225	2,188	1,925
Argentina	2,110	2,150	2,119
Japan	1,685	1,661	1,629
Others	16,482	15,914	15,695

Primary Broiler Exporters	2018	2017	2016
	(in thousands of tons – “ready to cook” equivalent)
Brazil	3,687	3,847	3,889
U.S.	3,244	3,140	3,086
European Union (28 countries)	1,429	1,326	1,276
Thailand	835	757	690
China	447	436	386
Others	1596	1519	1391
Total	11,238	11,025	10,718

Primary Broiler Consumers	2018	2017	2016
	(in thousands of tons – “ready to cook” equivalent)
U.S.	16,185	15,823	15,510
China	11,595	11,475	12,492
European Union (28 countries)	11,474	11,279	11,047
Brazil	9,671	9,768	9,637
Russia	4,947	4,718	4,451
India	4,852	4,638	4,424
Mexico	4,301	4,198	4,061
Japan	2,761	2,688	2,587
Thailand	2,345	2,226	2,129
Argentina	1,997	1,978	1,969
South Africa	1,835	1,778	1,781
Others	21,666	21,284	20,841

Source: USDA, April 2019.

Pork

Brazil was the fourth largest producer and exporter and fifth largest consumer of pork in the world in 2018, according to the USDA. Brazil’s production and consumption of pork has increased since 2009. The USDA expects an increase in global production of 2.0% and a decrease in pork consumption of 3.8% in 2019%. According to the USDA, global pork exports reached 8,446 thousand tons in 2018. Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research and development has also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for more efficient production of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders has also contributed to the production increase.

According to the ABPA, as of December 2018, China was Brazil’s primary destination for pork followed by Hong Kong, representing 25.0% and 23.9%, respectively, of total Brazilian pork exports. Chinese and Hong Kong imports from Brazil increased 3.5% and 215.7%, respectively, from January to December of 2018.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Production
Main Pork Producers	2018	2017	2016
	(in thousands of tons – weight in equivalent carcass)
China	54,040	54,518	54,255
European Union (28 countries)	24,300	23,660	23,866
U.S.	11,942	11,611	11,320
Brazil	3,763	3,725	3,700
Russia	3,155	2,990	2,870
Vietnam	2,801	2,741	2,701
Others	13,080	12,869	12,682
Total	113,081	112,114	111,394

	World Pork Exports
Main Pork Exporters	2018	2017	2016
	(in thousands of tons – weight in equivalent carcass)
European Union (28 countries)	2,934	2,858	3,130
U.S.	2,663	2,554	2,376
Canada	1,330	1,351	1,320
Brazil	730	786	832
China	203	208	191
Chile	200	171	173
Mexico	178	170	141
Others	208	210	192

	World Pork Consumption
Main Pork Consumers	2018	2017	2016
	(in thousands of tons – weight in equivalent carcass)
China	55,398	55,930	56,245
European Union (28 countries)	21,380	20,816	20,748
U.S.	9,749	9,542	9,476
Russia	3,197	3,327	3,192
Brazil	3,035	2,941	2,870
Vietnam	2,786	2,703	2,647
Others	16,927	16,383	15,890
Total	112,472	111,642	111,068

Source: USDA, April 2019.

Beef

Brazil was the second largest producer, the fourth largest consumer and the largest exporter of beef in the world in 2018, according to the USDA. From 2018 to 2019, the USDA estimates an increase in global beef production and consumption of approximately 0.6% and 0.8%, respectively, and also an increase in exports of 2.7%.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Production
Main Beef Producers	2018	2017	2016
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,253	11,943	11,507
Brazil	9,900	9,550	9,284
European Union (28 countries)	8,030	7,869	7,880
China	6,440	6,346	6,169
India	4,300	4,250	4,200
Argentina	3,050	2,840	2,650
Australia	2,306	2,149	2,125
Mexico	1,980	1,925	1,879
Pakistan	1,800	1,780	1,750
Turkey	1,400	1,399	1,484
Others	10,734	10,600	10,731
Total	62,193	60,651	59,659

	World Beef Consumption
Main Beef Consumers	2018	2017	2016
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,179	12,052	11,676
European Union (28 countries)	8,049	7,838	7,899
China	7,910	7,313	6,928
Brazil	7,865	7,750	7,652
India	2,744	2,401	2,436
Argentina	2,544	2,547	2,434
Others	18,967	18,778	18,893
Total	60,258	58,679	57,918

	World Beef Exports
Main Beef Exporters	2018	2017	2016
	(in thousands of tons – weight in equivalent carcass)
Brazil	2,083	1,856	1,698
Australia	1,662	1,485	1,480
India	1,556	1,849	1,764
U.S.	1,432	1,297	1,160
New Zealand	633	593	587
Others	3187	2882	2734
Total	10,553	9,962	9,423

Source: USDA, April 2019.

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry and pork to produce processed food products and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, and Aviagen. We send these eggs to our grandparent stock farms, where the eggs are hatched, and the chicks are raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1.6 billion day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2018. We hatch these eggs in our 31 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers, whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have business arrangements with approximately 8,000 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

As of December 31, 2018, we had a fully automated slaughtering capacity of 35.7 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase pork on the spot market.

Piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres and DanBred. We generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight, or we purchase young piglets from farmers who own breeder hogs.  We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight, and then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 3,000 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, but we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts with the local producers.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then separated based on their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

As of December 31, 2018, we had a pork slaughtering capacity of 197,188 heads per week.

Beef

We had a beef slaughtering capacity of 14,400 heads per week until October 1, 2014 when BRF and Minerva signed an Investment Agreement, pursuant to which BRF allocated its beef slaughtering plants in Várzea Grande and Mirassol as well as the BRF employees involved in these activities to a closed capital company that was incorporated within Minerva. BRF received an equity interest in Minerva in connection with this transaction. The transaction closed on October 1, 2014. On December 7, 2018, we executed an agreement with Marfrig for its acquisition in the amount of R$100 million of real estate and equipment from our plant located in Várzea Grande in the State of Mato Grosso, which produces approximately 69,000 tons of hamburger meat per year. This transaction closed on January 23, 2019 and, on April 1, 2019, a Supply Agreement with Marfrig became effective, under which Marfrig undertook to provide us with finished goods produced in the Várzea Grande plant, such as hamburgers, meatballs, kibbehs, chicken meat and processed chicken breast products for 60 months.

Processed Foods

We sell a variety of processed foods, some of which contain poultry and pork meat that we produce. BRF has a total production capacity of 197 thousand tons/month across 17 production units in Brazil (Chapecó, Marau, Capinzal, Toledo, Videira, Lucas do Rio Verde, Rio Verde, Uberlândia, Concórdia, Tatuí, Vitória de Santo Antão, Herval d’Oeste, Lajeado, Ponta Grossa, Paranaguá and Duque de Caxias) processing meat products (such as mortadella, franks, sausage, hamburger and breaded) and non-meat products (such as lasagna, ready-to-eat meals and pizzas) for both the domestic and international markets. In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items. In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

In November 2014, BRF opened its first plant in the Middle East, with a total capacity of 70 thousand tons/year, aiming to supply the local Middle Eastern market, Europe and Asia. This plant produces franks, breaded, hamburger, mortadella and marinated chicken breast.

We also sell frozen French fries, which are imported from Belgium where they are produced and packaged for us by third parties. Prior to the divestitures made in connection with our financial and operational restructuring plan, we sold other frozen vegetables, including broccoli, cauliflower, peas and French beans.  In addition, we produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina, Dois Vizinhos, in the State of Paraná, and in Toledo, also in the State of Paraná.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We produce margarines in our plants in Paranaguá, State of Paraná, Uberlândia, State of Minas Gerais and Vitória de Santo Antão, under the Qualy, Deline and Claybom brands and in the State of Pernambuco under the brands Qualy and Deline. We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

We also sell halal food, which is the food allowed for Islamic consumption. The halal poultry needs to undergo a specific religious/technical procedure of slaughtering and processing, assuring that it was produced according to the Islamic requirements and that it had no contact with prohibited foods or ingredients. In addition, the Brazilian Federal Inspection Service (Serviço de Inspeção Federal, or “SIF”) of MAPA may establish additional requirements for halal food production that we must comply with. BRF is assisted by Islamic entities that are responsible for slaughtering and certifying all of our halal products.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 31 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2017 and 2018, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly, influenced by international quotes and local currency rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets.

Suppliers

One of our strategies is to build more efficient relationships with our suppliers by using selection criteria to assess suppliers based on the quality of the product, the product performance and reliability.

In the third quarter of 2015, we started a process to enhance business arrangements with some strategic suppliers through agreements that value partnership and innovation. This initiative was developed during 2016 and, in 2017, we made this a standard process with some suppliers. In addition, we have a Chain Monitoring Program that is structured to strengthen social and environmental risk control, support an ethical and responsible business model and develop sustainable partnerships. We seek to accomplish this by undertaking quality audits, distributing our Code of Conduct for Suppliers, following the Policy for Related-Party Transactions, consulting public data and also including certain related obligations in our contracts with suppliers. When a supplier is not in compliance with the Code of Conduct for Suppliers, we will execute improvement plans or, depending on the severity of the infraction, cancel the contract.

In the case of conflicts of interest with suppliers, we have a specialized team that analyzes the risk of maintaining or replacing the specified supplier. Additionally, through biweekly reviews of publicly available data in Brazil, we identify suppliers that do not comply with legal requirements and/or BRF’s standards. When evaluating suppliers, we regularly analyze, among other things, the following: environmental practices, labor relations and practices and general compliance with laws and regulations. We are in the process of standardizing our monitoring program across all of BRF’s departments, but all of BRF’s new suppliers are required to follow the Code of Conduct for Suppliers and the Policy for Related-Party Transactions, whether in connection with a contract or spot purchase.

Our Code of Conduct for Suppliers which is posted on our website and agreed to in advance by our suppliers, regulates our relationship and focuses on ethical behavior, social and environmental responsibility. In early 2017, we added a stronger risk management approach with criteria focused on quality, sustainability and compliance. We strongly reinforced this focus on the supply chain throughout 2018.

The evaluation and appropriate selection of suppliers and maintaining relationships with those suppliers is critical to our market competitiveness. The supplier assessment process often involves the simultaneous consideration of various aspects of the supplier’s performance, including price, innovation, delivery time, quality and post-sales support, along with its social and environmental policies and performance. Our process follows established guidelines, supported by systems and rules to be followed by all members of our procurement team. In 2018, we implemented our purchasing system – Ariba SAP, which is an advanced purchasing tool intended to strengthen our compliance function.

Tracking and auditing are continually monitored through internal and external audits to ensure that our processes are constantly improving and aligned with our norms and codes, compliance and sustainability efforts.

Brazilian Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. For 2018, Brazil had an estimated population of 208.5 million people, according to figures from the IBGE. Brazil’s GDP amounted to R$6.26 trillion in 2016, R$6.6 trillion in 2017 and R$6.8 trillion in 2018. In 2018, GDP increased by 1.1% in nominal terms and 0.3% per capita compared to 2017.

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, came to 10.67% in 2015, 6.29% in 2016, 2.95% 2017 and 3.75% in 2018 following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$3.26/U.S.$1.00 in 2016, R$3.31/U.S.$1.00 in 2017 and R$3.87/U.S.$1.00 in 2018, with the real depreciating by 16.9% in 2018 compared to 2017.

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2018 of 98.5 kilograms, including beef, chicken and pork products, according to the USDA, an increase of 0.7% compared to 2017. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the slight economic recovery in 2018, meat consumption increased in 2018 compared to 2017. As further economic improvement is expected for 2019—market analysts consulted by the Central Bank expect that GDP will increase by 2.6%, while inflation is expected to remain low at 4.02%—meat consumption should increase in 2019. Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. Besides BRF, there are many large producers, including Seara Alimentos S.A. (“Seara”) (which was acquired from Marfrig by JBS S.A. (“JBS”) in 2013), Cooperativa Central Aurora Alimentos (“Aurora”) and JBS. The main producers in the fresh food market face strong competition from a large number of small producers which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. BRF seeks to to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

The processed food sector is more concentrated than the fresh food sector in terms of the number of competitors. Consumption of processed products is influenced by a number of factors, including the level of consumer income and marketing efforts directed at meeting consumer demand for more value-added products. We believe that processed foods also represent an opportunity for growth in the coming years.

We estimate the following market information based on available data from A.C. Nielsen, which is reported to them by us and by some of our competitors:

•         the Brazilian industrialized food market had revenues of approximately R$20,384 million in 2018 compared with R$19,902 million in 2017;

•         the Brazilian frozen food market had revenues of approximately R$4,241 million in 2018 compared with R$4,109 million in 2017; and

•         the Brazilian margarine market had revenues of R$3,921 million in 2018 compared with R$4,034 million in 2017.

These figures do not include BRF data by region or category of products that are not covered by the A.C. Nielsen figures.

International Markets

Brazil is a leading producer in global export markets due to its natural advantages (land, water, and climate), competitive inputs costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, including both (i) tariff barriers, which ultimately protect certain domestic markets, and (ii) non-tariff barriers, mainly including import quotas, sanitary barriers and technical/religious barriers. See “Item 5. Operating and Financial Review and Prospects—A. Principal Factors Affecting our Results of Operations––Effects of Trade and Other Barriers” for additional information.

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 53.9%, 53.6% and 53.1% of our net sales in 2018, 2017 and 2016, respectively. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and beef cuts, accounted for 43.3%, 43.5% and 43.8% of our net sales in 2018, 2017 and 2016, respectively.

The table below sets forth the breakdown of our net sales for the periods indicated:

	2018	2017	2016
Brazilian Market
Poultry	10.6%	9.5%	8.6%
Pork/Beef	2.6%	2.8%	2.5%
Processed food products	40.6%	41.3%	41.6%
Other Sales	0.1%	0.1%	0.4%
Total Brazilian market	53.9%	53.6%	53.1%
International Markets
Poultry	33.2%	31.6%	34.6%
Pork/Beef	2.9%	4.8%	3.7%
Processed food products	6.1%	5.5%	5.4%
Other Sales	1.0%	1.5%	0.2%
Total International markets	43.3%	43.5%	43.8%

Other Segments
Poultry	0.1%	0.1%	0.0%
Pork/Beef	0.1%	0.0%	0.0%
Processed food products	0.1%	0.0%	0.0%
Other Sales	2.6%	2.8%	3.0%
Total Other Segments	2.8%	2.9%	3.0%
Total	100%	100%	100%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Seasonality” for information regarding seasonality.

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2018 and 2017

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

Distribution Channel

Our domestic distribution network comprises 20 distribution centers in several Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 27 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own six of our distribution centers and lease the remaining 14 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products—we contract with carriers to provide this service for us on an exclusive basis.

International

We operate in four business segments which primarily reflect our geographical structure: Brazil, Halal (consisting of the Middle East, North Africa, Malaysia and Eastern Europe), International (consisting of Africa, Asia Europe, Eurasia and the Americas) and Other Segments. The graphs below set forth a breakdown of our export net sales by segment.

Competition

Brazil

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. BRF endeavors to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

The graph below shows the most recently available percentage of our market share in 2018 for the selected categories:

49

Source: A.C. Nielsen Bimonthly Retail – Margarines and Ready-Made Dishes (October/November 2018 survey); Filled and Chilled (November/December 2018 survey)

* The Becel brand was removed from the Company’s market share reading during the fourth quarter of 2018 due to the cancellation of the joint venture between Unilever Brasil Alimentos Ltda. and BRF.

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

JBS is our main competitor in the domestic market. In the processed meat segment, we compete against JBS. In the specialty meat market, we compete against Aurora and JBS, while the remainder of the market is represented by several small producers. In the frozen product market (which includes hamburgers, steaks, breaded meat, meatballs and pasta), we are the leader in terms of market share, followed by JBS, Aurora and Pif Paf Alimentos S.A. (“Pif Paf”) and other smaller producers. In the margarine market, we also maintained a leading position with respect to market share, followed by Bunge Alimentos S.A., JBS (under the brand Doriana) and Vigor Alimentos S.A.

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

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. The market for processed food products is still growing in Brazil and we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years. Simultaneously, BRF is focusing on initiatives aimed at innovation, such as launching new products with a focus on health, a rationalization of our processed meat portfolio in the domestic market and an improvement in the positioning of the brands in our portfolio.

International

We face significant competition in our international markets, both from Brazilian producers and from producers in other countries. Cooperatives are increasingly relevant competitors, as they have tax advantages and certain mobility to reassign their production to foreign markets at times when exports become more attractive than the domestic market. In addition, JBS is one of our direct competitors in the international market that has many of the same competitive advantages that we have over producers in other countries, including natural resources and competitive input costs.

Our chicken and pork cuts, in particular, are price-sensitive and sensitive to substitution with other products. Customers sometimes seek to diversify their sources of supply in different countries, even though we often have a lower cost of production.

Protectionist measures among Brazil’s trading partners are also an important competitive factor. Brazilian exports of poultry and swine are increasingly affected by actions taken by other countries to protect local producers.

Our net sales in the international market reached R$13.1 billion in 2018, an increase of 6.1% from 2017. Despite the still-challenging international market environment in 2018, we believe we export more than our main Brazilian competitors, as BRF is one of the largest poultry exporters in the world. In 2018, BRF accounted for 11.3% of the world’s poultry trade, according Trademap.

In our international markets, our competition is based on quality, cost, prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2018, we operated 20 distribution centers and 27 transit points. In 2018, we improved productivity based on new technologies in our Brazilian distribution and a reduction of lead time in deliveries.

International Markets

We export our products mainly through the ports of Itajai, Navegantes and Itapoá in the state of Santa Catarina. We also export our products through Rio Grande in the state of Rio Grande do Sul, Paranaguá in the state of Paraná and Santos in the state of São Paulo. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the states of Paraná, Santa Catarina and Rio Grande. In 2018, we packed more than 58% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

All the ports that we use to load our cargo are private terminals from third parties. We have occasionally experienced disruptions at the ports as a result of logistics challenges, including flooding, strong currents, small drafts, strong winds/waves and winter fog.

Our sales and distribution efforts abroad are coordinated through offices in Austria, Russia, Singapore, South Korea, China, Japan, Vietnam, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Uruguay, Chile, Turkey and Malaysia. We coordinate our marketing efforts and provide sales support to customers in our main international markets through these offices. Our distribution arrangements in our international markets vary according to the market.

Europe. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union. This suspension on certain products from Brazilian producers caused challenges for our operations in Europe and required us to reorganize our sales and distribution network by strengthening our partnerships with other food processors, food service operators and local distributors. Furthermore, we leveraged our global sourcing network to supply the European market with products produced outside of Brazil. On February 7, 2019, we agreed to sell to Tyson International Holding Co. most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand, based on an enterprise value of US$340 million (equivalent to R$1.3 billion). We expect the closing of this transaction to occur in 2019, but it remains subject to customary closing conditions, including approval by European antitrust authorities.

In 2018, the Russian government banned all imports of pork from Brazil. As a result, we could no longer sell pork products directly into the Russian market. To maintain BRF’s presence in this market, however, we continued the development of our chicken portfolio to certain distributors in Russia, which then sell our products to local processors and food service operators.

Asia. China, together with Hong Kong, is our largest market in Asia where we supply a significant volume and diverse portfolio, including chicken wings, chicken feet and pork cuts. Also, with a small distribution operation in Shanghai, BRF has been partnering with retailers to sell Sadia frozen chicken cuts to Chinese consumers. In Japan, our local level of service, quality standards and product range have made us a preferred supplier of chicken products in the market. In South Korea, BRF was the first Brazilian producer to export pork cuts to this market, which has provided new business opportunities in this country. Through the joint venture SATS BRF Food in Singapore, we reach our customers with distribution and factories built to suit specific local needs and are growing our retail share of Sadia branded frozen meat with an innovative portfolio of cooked chicken cuts, sausages and hamburgers. As described above, in February 2019, we agreed to sell our facilities in Thailand, along with most of our European assets, to Tyson International Holding Co.

 Middle East. In the Middle East, Turkey and Malaysia we sell to wholesalers, retailers, small stores (traditional trade), food service providers, and processors. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. Our biggest brand, Sadia is recognized as the leading food brand in the Middle East and enjoys the highest Top of Mind brand within the frozen meat category, according to a study made by Ipsos Research, a third-party consulting firm. In 2017, we announced the beginning of Halal operations, which is focused 100% in the Halal market. We also announced the completion of the acquisition of Banvit in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017. See “Item 4. Information on the Company—A. History and Development of the Company—Corporate Reorganization of One Foods.”

Africa. Our strategy in Africa has focused on unlocking a number of in-market opportunities that fall under the attractive and affordable processed category. In 2018, we focused on strengthening our partnerships in the region. We pursue sales in Africa through sales to distributors with the widest possible distribution. The Sadia and Perdix brands are the primary brands that we have focused on distributing in the region. Angola remains our main market for chicken cuts and processed food, such as franks and mortadella. We also expanded the supply of processed food to South Africa through BRF facilities in Turkey and Thailand. Going forward, we will continue to carefully consider future growth markets. Furthermore, our next phase of developments will emphasize more control over the interactions between the brands and the consumers by gaining additional insight into consumer preferences to strengthen our value proposition and distribution opportunities.

Americas and Other Countries. We sell our products in the Americas through direct sales to key distributors. Additionally, we have strengthened our commercial relationship with Mexican clients in 2017 and 2018, where we primarily sell frozen chicken cuts. Cuba has been one of the main destinations for our processed food products, such as chicken franks. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. Additionally, Sadia is an established brand and holds important market shares in Chile and Uruguay, where we maintain local offices, and in Paraguay, where we operate via consolidated local distributors.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy” and “Perdigão” brands in the Brazilian market and mainly under the “Perdix,” “Perdigão,” “Sadia,” “Confidence,” “Fazenda,” “Qualy,” “Borella,” “Sahtein,” “Hilal,” “Halal,” “Sulina” and “Deline” brands in our international markets, as described below under “—Marketing.”

We also own several brands for specific products or product lines. In the Brazilian market, these brands include, but are not limited to, “Sadia Bio,” “Sadia Salamitos,” “Sadia Hot Pocket,” “Perdigão Ouro,” “Chester Perdigão,” “Perdigão NaBrasa” and “Claybom.” Among our trademarks are: “Halal” (in the Middle East, aside from Saudi Arabia), “Unef” (in the Middle East), “Sulina” and “Fazenda” (in Europe) and “Alnoor” (in several Middle Eastern countries). The “Sadia” trademark is registered in more than 90 countries. In the Middle East, “Sadia” is registered in countries such as Saudi Arabia, the United Arab Emirates, Egypt, Bahrain, Yemen, Iran, Iraq, Lebanon and Oman, as well as in the Caucasus, Asian countries and in Latin America. The Sadia mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, and such protection extends to countries other than Brazil.

In addition, we have patents registered in Brazil and more than 10 other countries. BRF has applied to have the Sadia, Perdigão and Qualy trademarks recognized as “well known trademarks” by the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial – INPI), which granted us that recognition for Sadia in June 2011. BRF has also applied for its new corporate trademark “BRF” (and accompanying design) to be registered in over 150 countries in North and South America, Europe, Asia, Africa and the Middle East.

Lastly, we own several internet domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “claybom.com.br,” “qualy.com.br,” “sadia.com.br,” “brf-foodservices.com.br” and “brf-global.com.”

Marketing

BRF maintains an active marketing program using several channels, including television and video, digital, print and brand experiences. Our marketing efforts are based on (i) adding value to existing categories and diversifying our product lines; (ii) increasing convenience with respect to our in natura and processed products; (iii) ensuring that our brands are recognized and associated with high quality products; and (iv) strengthening our reputation for quality by emphasizing high quality service to our customers. Furthermore, we intend to consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy brands. Apart from these major brands, we also sell our products under various Sadia brands, including: Soltíssimo, Nuggets, Frango Fácil and BIO. Additionally, we sell products under various Perdigão brands, including: Chester, Ouro, Na Brasa, Meu Menu and Mini Chicken.

Sadia is our premium brand and it holds a leading position in the Brazilian market. Perdigão is also a leading brand in the Brazilian food market, including in the processed food segment. Chester is a Perdigão brand well-known for its Christmas products.

We sell margarine under the Qualy, Deline and Claybom brands. We maintain our leading market position with the Qualy brand by bringing innovation to the Brazilian market. For example, in 2014 we introduced the first aerated margarine in Brazil and in 2016 we improved the Qualy portfolio by adding a proprietary mix of vitamins and minerals to our products, which is called the Q-Mix. Additionally, in 2017 we introduced the first margarine with whole grains, Qualy Multigrãos. This technology to add grains inside the margarine is protected under a patent in partnership with our equipment supplier. In 2018, we launched Qualy Light Zero Lactose, the first zero lactose margarine in the Brazilian market. Through our technical knowledge combined with a deep understanding of consumers’ preferences, we will seek to maintain our leading market positions.

Miss Daisy is BRF’s frozen dessert product line. We have produced and sold Miss Daisy deserts since 1999. We believe the Miss Daisy brand has a leading market position and has been highly resilient to market changes. We offer a wide variety of products under the Miss Daisy brand, including mousse pie, Dutch pie and frozen mousse. In addition, Miss Daisy develops specific products for Christmas kits which have been popular in the Brazilian market.

In our Halal markets, our main brands are Sadia and Banvit, which have been leading brands in terms of market share and consumer preference. We also use secondary brands such as Perdix, Hilal and Korpe, as well as other brands such as Confidence, UNEF and Gozde in different countries and distribution channels. The opening of the Abu Dhabi plant in the Middle East and its current expansion are important milestones in the expansion of our Halal business. Local production of processed food greatly increases our ability to adapt our products to local preferences and has assisted with the expansion of our product portfolio in the Middle East, as we seek to provide the best food products to our customers.

In addition, our acquisition of Banvit in 2017, the largest producer of poultry in Turkey, has provided us with growth opportunities in processed products beyond the Turkish markets, where we will seek to consolidate our leadership in the Halal animal protein market through a larger portfolio of brands.

Regulation

The MAPA, which is the principal governmental authority overseeing our business, is responsible for the regulation and inspection activities related to health, technical (including labeling) and quality criteria related to the making of animal food products in all industrial units in Brazil. MAPA also oversees our activities through the Department of Agriculture Defense (Secretaria de Defesa Agropecuária) and the Department of Inspection of Animal Products (Departamento de Inspeção de Produtos Animais).

The inspection activity is performed by placing teams from the SIF of MAPA in the industrial units. Their scope of work includes all stages of the production process (including receipt of raw materials, production, labeling and storage) and they can identify noncompliance with applicable rules, with penalties ranging from a warning to permanent suspension of business activities.

We are also subject to the oversight of a number of other international and Brazilian governmental authorities (at federal, state and municipal levels), which include, among others, multiple environmental agencies and the National Agency for Sanitary Surveillance (Agência Nacional de Vigilância Sanitária, or “ANVISA”), which is responsible for supervising, among other matters, the sanitation of food products sold across Brazil.

C.                  Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Entities	Country	Main Activity	Interest in Equity as of December 31, 2018

BRF GmbH	Austria	Holding	100.00%
BRF Global GmbH	Austria	Holding and Trading	100.00%
BRF Luxembourg Sarl	Luxembourg	Holding	100.00%
BRF Austria GmbH	Austria	Holding	100.00%
One Foods Holdings Ltd	UAE	Holding	100.00%
Badi Ltd.	UAE	Holding	100.00%
Al-Wafi Al-Takamol International for Foods Products	Saudi Arabia	Importing and Marketing	75.00%
BRF Al Yasra Food K.S.C.C. ("BRF AFC")	Kuwait	Importing, Marketing and Distribution	49.00%
BRF Foods GmbH	Austria	Production, Import and Marketing	100.00%
Al Khan Foodstuff LLC ("AKF")	Oman	Importing, Marketing and Distribution	70.00%
TBQ Foods GmbH	Austria	Holding	60.00%
Banvit Bandirma Vitaminli	Turkey	Industrialization and commercialization of products	91.71%
Federal Foods LLC	UAE	Importing, Marketing and Distribution	49.00%
Federal Foods Qatar	Qatar	Importing, Marketing and Distribution	49.00%

The chart below shows our simplified corporate structure.

For a complete list of all of our direct and indirect subsidiaries, see Note 1.1 to our consolidated financial statements.

D.                  Property, Plant and Equipment

Production

Our activities are organized into three regions: Brazil, Halal (consisting of the Middle East, North Africa, Malaysia and Eastern Europe) and International (consisting of Africa, Asia Europe, Eurasia and the Americas).

In Brazil, we operate 25 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and two soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 20 distribution centers, six of which are owned by us and 14 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our International and Halal markets, we operate five industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, we continue to operate 27 distribution centers located in Asia, Southern Cone and the Middle East as well as commercial offices on four continents.

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

***  The activities of the Mineiros plant were suspended by the MAPA on March 17, 2017 in connection with the Carne Fraca Operation. The plant resumed operations on April 11, 2017. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Carne Fraca Operation.”

****        Exports of the Rio Verde, Carambei and Mineiros plants were suspended by the MAPA on March 5, 2018 in connection with Trapaça

Operation. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— Trapaça Operation.”

Part of our real estate assets are subject to liens incurred in connection with financing agreements, payment of taxes and lawsuits, as described in Note 17 to our consolidated financial statements.

Distribution Centers

We operate 20 distribution centers throughout Brazil, as set forth in the table below.

Location	State	Owned or Leased
Aparecida de Goiânia	Goiás	Leased
Belém	Pará	Leased
Cuiabá	Mato Grosso	Leased
Duque de Caxias	Rio de Janeiro	Leased
Embu	São Paulo	Leased
Exportação Ponta Grossa	Paraná	Owned
Fortaleza	Ceará	Leased
Itajaí	Santa Catarina	Leased
Jundiaí	São Paulo	Owned
Manaus	Amazonas	Leased
Marau	Rio Grande do Sul	Owned
Nova Santa Rita	Rio Grande do Sul	Leased
Ribeirão das Neves	Minas Gerais	Leased
Rio Verde	Goiás	Owned
Salvador	Bahia	Leased
São José dos Pinhais	Paraná	Leased
Uberlândia	Minas Gerais	Owned
Viana	Espírito Santo	Leased
Videira	Santa Catarina	Owned
Vitória de Santo Antão	Pernambuco	Leased

We operate 27 transit points in Brazil in the locations set forth in the table below.

Transit Points	State of Location	Owned or Leased
Apucarana	Paraná	Leased
Aracajú	Sergipe	Leased
Araçatuba	São Paulo	Leased
Bauru	São Paulo	Owned
Brasília	Distrito Federal	Leased
Campo Grande	Mato Grosso do Sul	Owned
Campo dos Goytacazes	Rio de Janeiro	Leased
Criciúma	Santa Catarina	Leased
Governador Valadares	Minas Gerais	Leased
Guarulhos	São Paulo	Owned
Itabuna	Bahia	Leased
Limeira	São Paulo	Leased
Macapá	Amapá	Leased
Maceió	Alagoas	Leased
Marau	Rio Grande do Sul	Owned
Monte Claros	Minas Gerais	Leased
Parnamirim	Rio Grande do Norte	Leased
Paraíso do Tocantins	Tocantins	Leased
Pelotas	Rio Grande do Sul	Leased
Pouso Alegre	Minas Gerais	Leased
Ribeirão Preto	São Paulo	Leased
Santa Maria	Rio Grande do Sul	Leased
São José do Ribamar	Maranhão	Leased
São José dos Campos	São Paulo	Owned
Seabra	Bahia	Leased
Sorocaba	São Paulo	Leased
Teresina	Piauí	Leased

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

In the Company’s Health, Safety and Environmental Policy (SSMA Policy), we established guidelines for environmental management based on the principles of the ISO 14001. This policy seeks to ensure that our activities and growth are carried out in accordance with applicable environmental regulations. We have established a set of standards to be used in the company’s environmental management. The monitoring of implementation of these standards is undertaken through technical indicators, with targets that are established on an annual basis. Corrective actions are established to resolve deviations that have been found. An assessment is carried out to make sure that the environmental management system is being observed.

In 2018, we maintained three plants with ISO 14001 certification, all of which are located in Brazil. These plants were audited by regulatory bodies and undergo regular recertification.

Environmental management is part of our daily operations. Our internal controls are built to improve sustainability in our operations. We also take part in initiatives to preserve the environment and focus on developing alternative technologies for the generation and use of sustainable energy and have structured a program with our integrated producers to collect animal waste.

We use our partnerships with integrated producers to leverage global standards in our activities and those of our suppliers. We are responsible for the licensing projects of our integrated producers and for providing technical support and guidance to help them properly address environmental issues.

We have professional environmental technicians and have trained them in the main aspects of environmental regulations. Our plants are built in line with the applicable environmental regulations. Our environmental structure is composed of experts, engineers and environmental analysts to assist with the implementation and monitoring of legal requirements and internal guidelines. We also have the support of our environmental legal department for legal assistance.

Despite our efforts to comply with the legislation and the environmental regulations, we have occasionally been required to sign environmental agreements with the Brazilian federal and local government related to the non-compliance with environmental licensing requirements. We are required under these agreements to, among other things, address the environmental infraction and remediate any environmental damage. If we do not comply with these obligations, we will be subject to the payment of fines accrued on a daily basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil, Commercial and Other Proceedings” for additional information.

Health and Safety

We are committed to the safety of our facilities. All BRF employees and contractors in Brazil and as part of our international operations must follow our safety protocols. In addition, we have hired a consulting firm to assist with further strengthening our health and safety structure, including with respect to ammonia cooling systems, fire prevention and other health and safety improvements. Our health and safety policies aim to reduce lost time and non-lost time accidents, occupational illnesses and material loss incidents. In 2018, we reduced accidents by 45% between February and December.

Insurance Coverage

We purchase insurance to cover our plant assets, equipment and inventory. Our insurance coverage includes comprehensive general liability insurance coverage for products liability, recalls and other claims in connection with the manufacture, production, distribution and sale of our products.  We consider the amounts of our insurance coverage to be typical for a company of our size and adequate to meet the foreseeable risks associated with our operations.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. We have a portfolio of approximately three thousand SKUs. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. In 2018, BRF accounted for 11.3% of the world’s poultry trade, according Trademap.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 31 industrial facilities in Brazil, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 530,000 monthly deliveries and 47 distribution centers as of December 31, 2018, 20 of which are in the domestic market and 27 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 27 offices outside of Brazil serving customers in more than 150 countries on five continents. We have one industrial facility in Abu Dhabi, one in Malaysia and three in Turkey.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the NYSE.

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•         Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, frozen pork and frozen beef cuts;

•         Processed Food Products including the following:

o    marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

o    specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

o    frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;

•         Other Processed Products including the following:

o    margarine; and

o    frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

•         Other, consisting of soy meal, refined soy flour and animal feed.

Prior to the divestitures made in connection with our financial and operational restructuring plan, other processed products included mayonnaise, mustard and ketchup.

In Brazil, we operate 24 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and two soybean crushing plants, all of them near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 20 distribution centers, six of which are owned by us and 14 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our International and Halal markets, we operate five industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, we continue to operate 27 distribution centers located in Asia, Southern Cone and the Middle East as well as commercial offices on four continents.

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

•         changes in commodity prices;

•         fluctuations in exchange rates and inflation;

•         interest rates; and

•         freight costs.

We present a more detailed description of each of these factors below.

Brazilian and Global Economic Conditions

The CMN set the target inflation in Brazil at 4.5% for 2018, with a potential range of 1.5 percentage points higher or lower than this target.  The inflation rate, which had been consistently above the target at 6.29% and 2.95% in 2016 and 2017, respectively, increased to 3.75% in 2018. Price increases generally reduce consumers’ purchasing power, particularly among the lower income class, and ultimately limit consumption.

The Brazilian labor market registered an average unemployment rate of 11.6% in 2018, according to the IBGE’s National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”), which represents a slight improvement when compared to the rate of 11.8% in 2017.  Additionally, after decreasing to 81.4 points in 2017, Brazilian consumer confidence increased to 93.8 points in December 2018, according to a Consumer Survey of Fundação Getúlio Vargas (FGV).

Real GDP in Brazil increased at an average annual rate of 2.4% from 2004 through 2018. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%, after increasing 0.5% in 2014. Reacting to this weak economic situation, the Central Bank lowered the SELIC interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend in interest rates remains downward, from 17.8% as of December 31, 2004 to 6.5% as of December 31, 2018. In 2018, GDP increased by 1.1% compared to 2017.

The Brazilian real depreciated 16.9% against the U.S. dollar in 2018, from R$3.31 per U.S.$1.00 in 2017 to R$3.87 per U.S.$1.00 in 2018.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

Effects of Trade and Other Barriers

Global demand for Brazilian poultry and pork products is significantly affected by trade barriers, including (i) tariff barriers, which ultimately protect certain domestic markets, and (ii) non-tariff barriers, mainly including import quotas, sanitary barriers and technical/religious barriers. In addition, some countries employ subsidies for production and exports, which tend to distort international trade and interfere with our business. We continuously monitor trade barriers and other import restrictions in the global poultry, pork and beef markets since these restrictions significantly affect the demand for our products and the levels of our exports. Certain examples of these barriers are described below.

Tariff barriers

The EU (since 2007) and Russia (since 2012) have protected their meat industries by applying import quotas and high tariffs on volumes imported outside of the quota.

In September 2013, South Africa raised duties on chicken products originating in all countries except the EU (due to a free trade agreement between them that establishes zero tariff on poultry products). Tariffs increased to 82% on whole chicken, 12% on boneless cuts and 37% on bone-in cuts.

In December 2016, Saudi Arabia increased its import tariff for poultry meat from 5% to 20%.

In August 2017, the Chinese government initiated an antidumping investigation in connection with Brazilian exports of whole chicken and chicken parts, including BRF’s exports. In the preliminary determination released in June 2018, Chinese authorities imposed provisional duties on the imports of poultry products from Brazil. The investigation ended in February 2019 and Brazilian exporters agreed to certain minimum export prices for sales to China.

In August 2018, Iraq increased the tariff on poultry products from 10% to 60%.

Non-tariff barriers

Import quotas

In 2005, Brazil obtained a favorable result in a panel against the EU at the World Trade Organization (“WTO”) regarding the reclassification (and tariff increase) of salted chicken breast meat exports. In return, the EU introduced quotas on imports of certain tariff codes, especially for salted chicken breast, marinated turkey breast and processed chicken, and in July 2007, Brazil was awarded the majority of these quotas.

Russia utilizes quotas to control the imports of pork, beef and poultry. As part of the negotiations surrounding its accession to the WTO, Russia made some changes to its quota criteria in 2013. With respect to chicken imports, Russia defined a quota of 250,000 tons of bone-in products, with no geographical breakdown. The intra-quota tariff is 25% and the extra-quota is 80%. Russia also has a quota of 70,000 tons of boneless cuts, of which 56,000 tons are reserved for the EU. The quota for swine is 400,000 tons with zero tariff on intra-quota volumes and 65% for volumes imported outside the quota. For bovine imports, Russia has established a quota of 530,000 tons for all WTO members, of which 60,000 belong to the EU and 3,000 belong to Costa Rica.

In December 2017, Mexico renewed its import poultry meat quota of 300,000 tons until the end of 2019.

Sanitary barriers

Despite progress in trade negotiations, several major markets are not yet open to Brazilian meat products due to sanitary barriers, including the European Union and Colombia for pork and Taiwan and Panama for chicken.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 other BRF plants to the European Union on March 15, 2018. This precautionary suspension was lifted on April 18, 2018 by MAPA. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and, therefore, our results of operations may be further adversely affected if we are not able to direct excess production capacity resulting from such suspension to other markets at similar prices or margins.

Technical barriers

In the short term, we must respond quickly to the imposition of any new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new requirements in order to minimize their effect on our net export sales. In the long term, these restrictions may affect the growth rate of our business.

In April 2018, Saudi Arabia instituted a no-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. BRF and other Brazilian companies were therefore required to migrate their production processes to non-stunning slaughters in order to supply the Saudi Arabian market. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia. In January 2019, the Saudi Arabian Food and Drug Authority published a report authorizing 25 Brazilian facilities to produce chicken meat for the Saudi Arabian market, which included eight of BRF’s plants. One of BRF’s plants (Lajeado/RS) that had previously produced chicken meat for the Saudi Arabian market was not included as an authorized plant. However, the eight authorized plants have provided sufficient capacity to meet the demand of this market. Although we expect to be able to continue to shift production of chicken meat for Saudi Arabia to the authorized plants without a significant disruption to our shipments to Saudi Arabia, such changes may result in decreased revenues and additional expenses.

Effect of Animal Diseases

Avian Influenza

Avian influenza has captured the attention of the international community over the years with outbreaks in poultry having serious consequences on both livelihoods and international trade in many countries. In addition, although most avian influenza viruses do not infect humans, some, such as avian influenza H5N1 and H7N9, are well known to the public because of their implication in serious and sometimes fatal infections in people.

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

Brazil has not yet had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil. In addition, any future significant outbreak of avian influenza in Brazil could eventually lead to pressure to dispose of our hogs, even if no link between the influenza cases and pork consumption is shown. Any such disposal of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs and result in additional expense for the disposal of hogs. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on us.

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

In August 2018, there was an outbreak of African swine fever in China. The Chinese market shifted its purchasing as a result of this outbreak. Consequently, our volumes of pork cuts sold to China increased. As a consequence of the Chinese outbreaks of African swine fever, the Brazilian Minister of Agriculture suspended imports of natural pork casings from China. This suspension was precautionary and has since been lifted.

In October 2018, an outbreak of Classical Swine Fever was confirmed in the Brazilian State of Ceara. The Brazilian government took action to restrain the outbreak. No formal commercial embargoes were announced as a result of this outbreak.

Effect of Export Market Demand on the Domestic Market

Demand fluctuations for poultry, pork and beef products in our export markets often have an effect on the supply and selling prices of those products in the Brazilian market. Brazilian exporters generally redirect the products for international markets to the domestic market, increasing the supply of those products domestically and often negatively impacting the selling price. This consequently affects our net sales in the domestic market.

For example, in 2017, Russia banned the imports of pork meat from Brazil, alleging the presence of ractopamine in the animals’ feed meal. As a result, nearly 259.4 thousand tons per year had to be redirected to other markets, which ultimately generated excess supply in the domestic market and contributed to the decrease in pork carcass prices in 2018.

Additionally, in April 2018, Saudi Arabia instituted a no-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. BRF and other Brazilian companies were therefore required to migrate their production processes to non-stunning slaughters in order to supply the Saudi Arabian market.

In August 2017, the Chinese government initiated an antidumping investigation in connection with Brazilian exports of whole chicken and chicken parts, including BRF’s exports. In the preliminary determination released in June 2018, Chinese authorities imposed provisional duties on the imports of poultry products from Brazil. The investigation ended in February 2019 and Brazilian exporters agreed to certain minimum export prices for sales to China.

We monitor the actions of our domestic competitors since they are also impacted by external market changes and may also redirect their products to the domestic market. In addition, we monitor fluctuations in supply generated by producers in the U.S., the European Union and other regions since increases in production in those markets can lead to a greater supply in other countries.

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of corn, soybean meal, vegetable oils and soybeans (grain), which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are denominated in real, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal and soybeans represented approximately 24.8% of our cost of production in 2018, compared to 28.5% in 2017. Although we produce most of the hogs we use for our pork products, we also purchased hogs on the spot market in 2018.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate with them. In 2018, the average corn price in Brazil was 33% higher than in 2017. Corn prices in December 2018 were 19.4% higher than in December 2017. In 2018, the average soybean meal price in Brazil was 27% higher than in 2017. In December 2018, soybean meal prices in Brazil were 17.2% higher than in December 2017. The effect of decreases or increases in prices of raw materials on our gross margin is greater for fresh products relative to value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for fresh products.

For further information about trends in commodity prices in 2019, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the National Index of Consumer Prices (Índice Nacional de Preços ao Consumidor, or “INPC”), IPCA and the General Market Price Index (Índice Geral de Preços do Mercado, or “IGP-M”).

	2018	2017	2016
Depreciation of the real against the U.S. dollar	(16.92%)	(1.50%)	16.51%
Period-end exchange rate (U.S.$1.00)	R$3.87	R$3.31	R$3.26
Average (daily) exchange rate (U.S.$1.00)(1)	R$3.66	R$3.19	R$3.48
Period-end Basic interest rate SELIC(2)	6.50%	7.00%	13.75%
Inflation (INPC)(3)	3.43%	2.07%	6.58%
Inflation (IPCA)(4)	3.75%	2.95%	6.29%
Inflation (IGP-M)(5)	7.55%	(0.53)%	7.19%

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

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports, and the opposite occurs when the real depreciates against those currencies.

The prices of soy meal and soybeans, which are important ingredients for our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient for our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree than the price of soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$11,538.4 million as of December 31, 2018, representing 52.1% of our total consolidated indebtedness on that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations. Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2018, 38.2% of our total indebtedness of R$22,165.5 was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the TJLP, the interest rate used in our financing agreements with BNDES or the CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears floating interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

The table below shows the average interest rates to which we were exposed in the following years:

	Average Interest for the Year Ended December 31,
	2018	2017	2016
	(%)	(%)	(%)
TJLP	7.0	7.0	7.5
CDI	6.4	9.9	14.1
Six-month LIBOR	2.5	1.8	1.1

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2018, 2017 and 2016, freight costs from our continuing operations represented approximately 5.5%, 5.0% and 4.9% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table sets forth the components of our results of operations as a percentage of net sales for 2018, 2017 and 2016.

	Year Ended December 31,
	2018		Restated 2017		Restated 2016
	(in millions of reais)	(%)	(in millions of reais)	(%)	(in millions of reais)	(%)
Continuing Operations
Net sales	30,188.4	100.0	28,314.1	100.0	27,883.9	100.0
Cost of sales	(25,320.7)	(83.9)	(22,601.2)	(79.8)	(20,934.0)	(75.01)
Gross profit	4,867.7	16.1	5,712.9	20.2	6,949.9	24.9
Operating income (expenses)
Selling	(4,513.6)	(15.0)	(4,208.7)	(14.9)	(4,521.2)	(16.2)
General and administrative Impairment loss on trade and other receivables	(551.1) (46.3)	(1.8) (0.2)	(462.5) (67.5)	(1.6) (0.2)	(442.6) (53.5)	(1.6) (0.2)
Other operating expenses	19.3	0.1	(333.4)	(1.2)	1.0	(0.0)
Equity interest of affiliates	17.7	0.1	22.4	0.1	29.3	0.1
Operating income (loss)	(206.3)	(0.7)	663.2	2.3	1,962.9	7.0
Financial expenses	(3,891.1)	(12.9)	(3,445.5)	(12.2)	(4,277.4)	(15.3)
Financial income	1,649.6	5.5	1,563.7	5.5	2,336.5	8.4
Income (loss) before taxes	(2,447.8)	(8.1)	(1,218.6)	(4.3)	22.0	0.1
Current income and social contribution tax	(6.80)	(0.0)	41.2	0.1	(148.8)	(0.5)
Deferred income and social contribution tax	340.1	1.1	210.6	0.7	15.8	0.1
Loss from Continuing Operations	(2,114.5)	(7.0)	(966.8)	(3.4)	(111.0)	(0.4)
Discontinued Operations
Loss from Discontinued Operations	(2,351.7)	(7.8)	(132.1)	(0.5)	(256.3)	(0.9)
Net loss	(4,466.2)	(14.8)	(1,098.9)	(3.9)	(367.3)	(1.3)
Attributable to
Controlling shareholders	(4,448.1)	(14,7)	(1,125.6)	(4.0)	(372.3)	(1.3)
Non-controlling shareholders	(18.1)	(0.1)	26.7	0.1	5.0	0.0

Unless stated otherwise, the results that we present below do not consider the results from our discontinued operations.

Presentation of Operating Segments and Net Sales Information

In 2018, following the discontinuation of operations in Argentina, Europe and Thailand, we changed our operating segments to reflect the Company’s updated operational structure. Our operating segments are: (i) Brazil; (ii) Halal (formerly One Foods); (iii) International, which includes the continuing operations formerly reported in the Southern Cone segment and no longer presents operations in Europe or Thailand; and (iv) Other Segments. During the fourth quarter of 2018, the Southern Cone segment was eliminated and is now included in the International segment. As a result, the segment presentations for 2017 and 2016 were adjusted and restated. These segments include sales through all of our distribution channels and operations, subdivided according to the nature of the following products: (i) poultry (whole poultry and in natura cuts), (ii) pork and others (in natura cuts); (iii) processed foods (processed foods, frozen and processed products derived from poultry, pork and beef, margarine, vegetable and soybean-based products); and (iv) other sales (refined soy flour for food service). The Other business segment is divided into the following business units: (i) Ingredients (commercialization and development of animal health ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness)) and (ii) Other Sales (commercialization of agricultural products). Because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets with an indefinite useful life. See Note 5 to our consolidated financial statements for the year ended December 31, 2018 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the year ended December 31, 2018 was 9.29%. However, exports are not subject to these taxes.

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the year ended December 31, 2018. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in natura pork, poultry and beef cuts and (3) our financial revenues had benefitted from a PIS and COFINS tax rate of zero since 2004. However, the enactment of Decree No. 8,426/15 reestablished PIS and COFINS on financial revenues at the rates of 0.65% and 4.0%, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our profitability;” and

•         Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the years ended December 31, 2018, 2017 and 2016:

	As of December 31,
	2018	Restated 2017	Restated 2016
	in millions of reais
Gross sales
Brazil	20,651.2	19,350.0	18,621.1
Halal	9,040.7	7,494.3	6,877.2
International	4,963.1	5,796.0	6,289.3
Other Segments	958.4	895.5	941.7
	35.613.4	33,535.8	32,729.3
Sales deduction
Brazil	(4,366.4)	(4,161.4)	(3,813.1)
Halal	(747.4)	(800.3)	(650.6)
International	(195.9)	(182.5)	(289.2)
Other Segments	(115.3)	(77.5)	(92.5)
	(5,425.0)	(5,221.7)	(4,845.4)
Net sales
Brazil	16,284.8	15,188.6	14,808.0
Halal	8,293.3	6,694.0	6,226.6
International	4,767.2	5,613.5	6,000.1
Other Segments	843.1	818.0	849.2
	30,188.4	28,314.1	27,883.9

The following discussion provides comparisons of our results of our continuing operations for the years ended December 31, 2018, 2017 and 2016, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Net Sales

Our net sales increased R$1,874 million, or 6.6%, to R$30.2 billion in 2018 from R$28.3 billion in 2017, primarily due to higher volumes sold in the Brazil segment, which increased 7.1% from 2017, and the Halal segment, which increased 5.7% from 2017, as well as the average price increases in both markets.

Net Sales by Operating Segments

In 2018, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Volume	Change	Net Sales	Change
	(in thousands of tons)	(%)	(in millions of reais)	(%)
Brazil	2,273.0	7.1	16,284.8	7.2
Halal	1,143	5.7	8,293.3	23.9
International	754.8	(11.0)	4,767.1	(15.1)
Other Segments	270.2	12.4	843.2	3.2
Ingredients	56.3	(55.8)	436.2	62.0
Other sales	213.9	89.1	407.0	(25.7)
Total	4,441.0	3.5	30,188.4	6.6

Brazil

Our net sales for Brazilian operations increased R$1,096 million, or 7.2%, to R$16.3 billion in 2018 from R$15.2 billion in 2017. This is primarily attributable to the increase in volume sold in the Brazil segment, which increased 7.1% from 2017, as well as the average price increases in the Brazil markets.

 The following table provides a breakdown of our net sales and sales volume for Brazil.

	Volume			Net Sales
	2018	2017	Change	2018	2017	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	532.4	454.0	17.3	3,197.1	2,697.5	18.5
Pork and Others	117.1	108.5	7.9	799.7	792.4	0.9
Total in natura meat	649.5	562.4	15.5	3,996.8	3,489.8	14.5
Processed foods	1622.9	1,559.5	4.1	12,271.3	11,681.6	5.0
Other sales	0.3	0.3	20.6	16.7	17.1	(2.3)
Total	2,272.7	2,122.2	7.1	16,284.8	15,188.6	7.2

The following table sets forth our average selling prices in Brazil.

	Average Selling Prices
	2018	2017	Change
	(in reais per kg)		(%)
Brazil	7.17	7.16	0.1

Halal

Our net sales for the Halal segment increased R$1,599 million, or 23.9%, to R$8.3 billion in 2018 from R$6.7 billion in 2017, reflecting more favorable prices in 2018, due to the improved balance between supply and demand of products and the consolidation of Banvit for the full year in 2018.

The following table provides a breakdown of our net sales and volumes for Halal.

	Volume			Net Sales
	2018	2017	Change	2018	2017	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	991.4	966.9	2.5	6,632.9	5,554.4	19.4
Others	2.6	2.1	23.8	52.2	34.4	51.6
Total in natura meat	993.9	969.1	2.6	6,685.0	5,588.8	19.6
Processed foods	149.4	112.8	32.4	1,295.6	909.7	42.4
Other sales	-	-	-	312.6	195.5	59.9
Total	1,143.3	1,081.9	5.7	8,293.3	6,694.0	23.9

The following table sets forth our average selling prices for Halal.

	Average Selling Prices
	2018	2017	Change
	(in reais per kg)		(%)
Halal	7.25	6.19	17.3

International

Our net sales for the International segment decreased R$0.8 billion, or 15.1%, to R$4.8 billion in 2018 from R$5.6 billion in 2017, driven by (i) volume restrictions in Russia; (ii) excess supply in the Japanese market; (iii) temporary anti-dumping measures imposed by China; and (iv) saturation of the Hong Kong market. In addition, the increase in grain prices and a suboptimal channel and product mix offset our restructuring savings. Volumes of pork cuts sold to China increased due to Russia’s partial ban on Brazilian pork imports. The following table provides a breakdown of our net sales and volumes for International.

	Volume			Net Sales
	2018	2017	Change	2018	2017	Change
	(in thousands of tons)	(%)		(in millions of reais)		(%)
Poultry	535.7	513.0	4.4	3,382.4	3,401.4	(0.6)
Pork and Others	129.3	156.6	(17.4)	831.1	1,335.5	(37.8)
Total in natura meat	665.0	669.6	(0.7)	4,213.5	4,736.9	(11.0)
Processed foods	89.7	61.3	46.3	553.4	654.0	(15.4)
Other sales	-	117.6	NM	0.2	222.6	NM
Total	754.7	848.5	(11.0)	4,767.1	5,613.5	(15.1)

NM = not meaningful

The following table sets forth our average selling prices for International.

	Average Selling Prices
	2018	2017	Change
	(in reais per kg)		(%)
International	6.31	6.62	(4.5)

Other Segments

Our consolidated net sales for the Other Segments increased R$25.1 million, or 3.1%, to R$843 million in 2018 from R$818 million in 2017, primarily driven by higher volumes of ingredients sold in 2018.

The following table provides a breakdown of our net sales and volumes for Other Segments.

	Volume			Net Sales
	2018	2017	Change	2018	2017	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Ingredients	172.0	127.3	35.2	436.1	269.2	62.0
Other sales	98.2	113.1	-13.2	407.0	548.8	-25.9
Total	270.2	240.4	12.4	843.1	818.0	3.1

The following table sets forth our average selling prices for Other Segments.

	Average Selling Prices
	2018	2017	Change
	(in reais per kg)		(%)
Other Segments	3.12	3.39	(8.0)

Cost of Sales

Cost of sales totaled R$25.3 billion in 2018, an increase of 11.9% compared to R$22.6 billion in 2017. This increase was driven by an increase in grain prices and changes in our product mix to expand the share of in natura products. In addition, non-recurring factors also negatively influenced cost of sales, including: (i) R$403 million related to the Trapaça/Carne Fraca Operations; (ii) R$196 million from the Operating and Financial Restructuring Plan; and (iii) R$73 million resulting from the Brazilian truck drivers’ strike.

Gross Profit

Our gross profit decreased 14.0% in 2018, to R$4.9 billion, from R$5.7 billion in 2017, with a gross margin of 16.1% in 2018 compared to 20.2% in 2017. This decrease was primarily driven by the operating challenges that impacted our business chain, such as higher grain prices, antidumping measures imposed by China and adjustments to the production process to meet the new non-stunning requirements of Saudi Arabia. We also had a negative impact of R$184 million related to the effects of hedge accounting of export debt (established upon its designated) in 2018.

Operating Expenses

Our operating expenses increased 0.5% in 2018, to R$5.1 billion, from R$5.0 billion in 2017. This increase was mainly driven by (i) higher logistics expense as a result of the expansion of our logistics network to serve a higher average number of points of sale; (ii) increases in inflation; and (iii) exchange rate variation in our international operations. As a percentage of net sales, operating expenses decreased to 16.8% in 2018 from 17.8% in 2017.

Selling Expenses

Our selling expenses increased 7.1% to R$4.5 billion in 2018 from R$4.2 billion in 2017, mainly due to higher logistics expense as a result of the expansion of our logistics network to serve a higher average number of points of sale.

General and Administrative Expenses

Our general and administrative expenses increased 19.2%, to R$ 551.1 million in 2018, from R$462.5 million in 2017, mainly driven by increases in inflation and exchange rate variation in our international operations.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables decreased to R$46.3 million in 2018 from R$67.5 million in 2017, primarily as a result of the initial adoption of IFRS 9.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, increased to an income of R$19.3 million in 2018 from R$333.4 million of expenses in 2017, mainly because of a decrease in provisions for civil contingencies and the recognition of tax credits after a favorable court decision regarding the exclusion of the ICMS from the PIS/COFINS calculation basis.

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures decreased to R$17.7 million in 2018 from R$22.4 million in 2017, primarily due to the termination of the Unilever Brasil Alimentos Ltda. joint venture, which was partially offset by increased profit from the joint venture SATS BRF Food in Singapore.

Operating Income (Loss)

As a result of the foregoing, our operating income (loss) before financial expenses decreased to a loss of R$206.3 million in 2018 from an income of R$663.2 million in 2017.

The table below sets forth our operating income (loss) on a segment basis.

	Operating Income (Loss) by Segment
	2018	Restated 2017	Change
	(in millions of reais)		(%)

Brazil	589.5	960.7	(38.6)
Halal	323.9	7.5	NM
International	(287.5)	46.1	(723.6)
Other Segments	78.0	72.0	8.3
Ingredients	115.0	52.1	120.7
Other sales	(37.4)	19.8	(288.9)
Subtotal	703.5	1,086.2	(35.2)
Corporate(1)	(909.8)	(423.0)	115.1
Total	(206.3)	663.2	(131.1)

NM = not meaningful

(1)       The significant variation in Corporate in 2017 and 2018 is attributable to incurred expenses throughout the year, such as those in connection with the Carne Fraca Operation and provisions.

Financial Income (Expenses), Net

Net financial expenses amounted to R$2.2 billion in 2018, an increase of 19.1% compared to R$1.9 billion in 2017, mainly attributable to the negative impact of (i) a higher foreign exchange rate variation on assets and liabilities denominated in foreign currency; and (ii) the fair value adjustment of the Total Return Swap derivative instrument, which expense totaled R$214 million in 2018.

Loss Before Taxes

As a result of the foregoing, our loss before taxes was R$2.5 billion in 2018 and R$1.2 billion in 2017.

Income Tax and Social Contribution

In 2018, income tax and social contribution amounted to income of R$333.3 million. In 2017, income tax and social contribution amounted to income of R$251.8 million. The effective tax rate in 2018 was 13.6% compared to an effective rate of 20.7% in 2017. This variance is primarily attributable to the increase in losses in 2018, deferred tax assets related to tax loss and negative basis not being recognized because the realization was not probable, exchange rate variation on foreign investments, results of our foreign subsidiaries and a write-off of unrealized tax assets due to the merger of SHB with and into BRF.

Net Loss

As a result of the above, our net loss from continuing operations increased to R$2.1 billion in 2018 from R$967 million of net loss in 2017. Including the discontinued operations, our net loss increased to R$4.5 billion in 2018 from R$1.1 billion of net loss in 2017.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Net Sales

Our net sales increased R$430.3 million, or 1.5%, to R$28.3 billion in 2017 from R$27.9 billion in 2016, primarily due to higher average selling prices in reais, which was driven by stronger results in the Brazil and Halal segments.

Net Sales by Operating Segments

In 2017, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Volume	Change	Net Sales	Change
	(in thousands of tons)	(%)	(in millions of reais)	(%)
Brazil	2,122.2	4.3	15,188.6	2.6
Halal	1,081.9	16.7	6,694.0	7.5
International	848.5	28.6	5,613.5	(6.4)
Other Segments	240.4	108.2	818.0	(3.7)
Ingredients	127.3	NM	269.2	NM
Other sales	113.1	NM	548.7	NM
Total	4,293.0	14.9	28,314.1	1.5

NM = not meaningful

Brazil

Our net sales for Brazilian operations increased R$380.6 million, or 2.6%, to R$15.2 billion in 2017 from R$14.8 billion in 2016. This is primarily attributable to an increase of 4.3% in volume of products sold, which, in turn, was partially affected by a decrease of 1.7% in average selling prices. Given its lower price, in natura volume significantly increased in 2017, reflecting the still-fragile macroeconomic situation in Brazil, and impacting directly the operation’s average selling prices.

The following table sets forth our average selling prices in Brazil.

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	454.0	377.1	20.4	2,697.5	2,410.3	11.9
Pork and Others	108.5	97.7	11.0	792.4	698.7	13.4
Total in natura meat	562.4	474.8	18.4	3,489.9	3,109.0	12.2
Processed foods	1,559.5	1,513.6	3.0	11,681.6	11,600.8	0.7
Other sales	0.3	45.4	(99.3)	17.1	98.2	(82.6)
Total	2,122.2	2,033.8	4.3	15,188.6	14,808.0	2.6

The following table provides a breakdown of our net sales and sales volume for Brazil.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
Brazil	7.16	7.28	(1.7%)

Halal

Our net sales for the Halal segment increased R$467.4 million, or 7.5%, to R$6.7 billion in 2017 from R$6.2 billion in 2016, reflecting 16.7% higher volume of products sold, which was partially offset by a decrease in average selling prices in reais of 7.9% because of the still-challenging competitive landscape in the Middle-East region. 2017 was marked by severe competition, especially in the first half of the year, which resulted in excess volume in the region and drove prices down. In addition, increased volume of products sold is also attributable to the consolidation into our financial statements since June 1, 2017 of Banvit’s results of operation, the Turkish operation we acquired in May 2017.

The following table provides a breakdown of our net sales and volumes for Halal.

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Poultry	966.9	848.7	13.9	5,554.4	5,542.1	0.2
Others	2.1	2.6	(19.2)	34.4	42.2	(18.5)
Total in natura meat	969.1	851.3	13.8	5,588.8	5,584.3	0.1
Processed foods	112.8	76.0	48.4	909.7	642.3	41.6
Other sales	0	0	0.0	195.5	0	NM
Total	1,081.9	927.3	16.7	6,694.0	6,226.6	7.5

NM = not meaningful

The following table sets forth our average selling prices for Halal.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
Halal	6.19	6.71	(7.9)

International

Our net sales for the International segment declined R$386.6 million, or 6.4%, to R$5.6 billion in 2017 from R$6.0 billion in 2016, driven by the decrease in average selling prices in reais. The increase of 28.6 % in volume of products sold and the 27.3% reduction in selling prices in reais were driven by headwinds from the Carne Fraca Operation, but also a more challenging industry environment in specific key markets such as Russia and Japan.

The following table provides a breakdown of our net sales and volumes for International.

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)	(%)		(in millions of reais)		(%)
Poultry	513.0	581.4	(11.8)	3,401.4	4,106.5	(17.2)
Pork and Others	156.6	90.4	73.2	1,335.5	1,018.7	31.1
Total in natura meat	669.6	671.8	(0.3)	4,736.9	5,125.2	(7.6)
Processed foods	61.3	13.2	365.4	654.0	863.7	(24.3)
Other sales	117.6	-25.3	(564.3)	222.6	11.2	NM
Total	848.5	659.7	28.6	5,613.5	6,000.1	(6.4)

NM = not meaningful

The following table sets forth our average selling prices for International.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
International	6.62	9.10	(27.3)

Other Segments

Our consolidated net sales for Other Segments declined R$31.2 million, or 3.7%, to R$818.0 million in 2017 from R$849.2 million in 2016, primarily driven by a reduction in average selling prices in reais due to the creation of a new business unit, “Ingredients,” which has products with lower prices.

The following table provides a breakdown of our net sales and volumes for Other Segments.

	Volume			Net Sales
	2017	2016	Change	2017	2016	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)
Ingredients	127.3	-	NM	269.2	-	NM
Other sales	113.1	115.4	(2.0)	548.8	849.2	(35.4)
Total	240.4	115.4	108.3	818.0	849.2	(3.7)

NM = not meaningful

The following table sets forth our average selling prices for Other Segments.

	Average Selling Prices
	2017	2016	Change
	(in reais per kg)		(%)
Other Segments	3.40	7.36	(53.8)

Cost of Sales

Cost of sales totaled R$22.6 billion in 2017, an increase of 8.1% compared to R$20.9 billion in 2016. This increase reflects greater-than-desired idleness at our plants in Brazil and increased indirect costs related to labor agreements and utilities. Cost of sales as a percentage of net sales was 79.9% in 2017, compared to 74.9% in 2016.

Gross Profit

Our gross profit decreased 17.4% in 2017, to R$5.7 billion from R$6.9 billion in 2016, with a gross margin of 20.2% in 2017 compared to 24.9% in 2016. Such decrease was primarily driven by the elevated grain prices during the first half of 2017. In addition, significant commercial obstacles related to the Carne Fraca Operation, in both domestic and international markets, impacted our business operations.

Operating Expenses

Our operating expenses increased 1.3% in 2017, to R$5.0 billion, from R$5.0 billion in 2016. As a percentage of net sales, operating expenses decreased to 17.8% in 2017 from 17.9% in the previous year. This decrease as a percentage of net sales mainly reflects higher net revenue of 1.5% partially offset by operating expenses incurred during the year, especially those related to the Carne Fraca Operation. Gains from our Zero-Base Budget program partially offset both selling and general and administrative expenses.

Selling Expenses

Our selling expenses decreased 6.9% in 2017, to R$4.2 billion, from R$4.5 billion in 2016, mainly due to lower expenditures for marketing and trade marketing as well as lower corporate commercial expenses in line with our Zero-Base Budget program.

General and Administrative Expenses

Our general and administrative expenses increased 4.5% in 2017, to R$462.5 million, from R$442.6 million in 2016, mainly driven by the ongoing management of operating expenses in line with our Zero-Base Budget program.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables increased to R$67.5 million in 2017 from R$53.5 million in 2016, which was primarily driven by exchange rate variation.

Other Operating Income (Expenses), Net

Other operating income (expense), net, decreased to an expense of R$333.4 million in 2017 from an income of R$1.0 million in 2016 mainly because of expenses incurred in connection with the Carne Fraca Operation and increased provisions for contingencies. For 2017, expenses with provisions for losses in inventories resulting from the Carne Fraca Operation amounted to R$363.4 million, of which R$157.5 million related to media and communication expenses, attorneys’ fees, freight storage and inventory losses arising from closed markets and/or blocked products.

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures decreased to R$22.4 million in 2017, from R$29.3 million in 2016 primarily due to the integration of Al Khan Foodstuff LLC (“AKF”) as a controlling subsidiary and the termination of the joint venture with K&S Alimentos S.A., resulting in a direct distribution contract with the company.

Operating Income (Loss)

As a result of the foregoing, our operating income before financial expenses decreased 66.2% in 2017, to R$663.2 million, from R$1.9 billion in 2016.

The table below sets forth our operating income (expenses) on a segment basis:

	Operating Income (Loss) by Segment
	Restated 2017	Restated 2016	Change
	(in millions of reais)		(%)
Brazil	960.7	1,012.1	(5.1)
Halal	7.5	348.6	(97.8)
International	46.1	690.5	(93.3)
Other Segments	72.0	20.7	247.8
Ingredients	52.1	–	NM
Other sales	19.8	20.7	(4.3)
Subtotal	1,086.2	2,071.9	(46.2)
Corporate(1)	(423.0)	(109.0)	288.1
Total	663.2	1,962.9	(66.2)

NM = not meaningful

(1)       The significant variation in Corporate in 2017 is attributable to incurred expenses throughout the year, such as those in connection with the Carne Fraca Operation and provisions.

Financial Income (Expenses), Net

Net financial expenses amounted to R$1.9 billion in 2017, a decrease of 3.0% compared to 2016, mainly attributable to the positive impact of foreign exchange variation on our loans and financing, which reduced the amount of reais necessary to pay principal and interest on foreign currency debt during 2017.

Income (Loss) Before Taxes

As a result of the foregoing, our income (loss) before taxes amounted to a loss of R$1.2 billion in 2017, from income of R$22.0 million in 2016.

Income Tax and Social Contribution

In 2017, income tax and social contribution amounted to income of R$251.8 million, compared to an expense of R$133.0 million in 2016. The effective tax rate in 2017 was 20.7%. This variance is attributable to the larger accumulated losses during 2017 versus 2016, along with benefits from exchange rate variation during 2017 (U.S.$ increase against R$) against losses in 2016 (U.S.$ decline against R$). While the exchange rate variation fully impacts our financial results (U.S.$ debt exposure), the portion that adjusts the value of investments does not have fiscal effect, thus, leading to a fiscal profit in 2016 and a fiscal loss in 2017.

Net Loss

As a result of the above, our net loss from continuing operations increased to R$966.8 million in 2017 from R$110.9 million of net loss in 2016. Taking into account the discontinued operations, the net loss increased to R$1.1 billion in 2017 from R$0.4 billion in 2016.

B.                  Liquidity and Capital Resources

As of December 31, 2018, we held R$4,869.6 million in cash and cash equivalents. Of that amount, R$1,047.7 million, or 21.5%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

Our main cash requirements are the servicing of our debt and capital expenditures. Our primary cash sources have been cash flows from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. Although we have substantial debt that will mature in the next several years (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Indebtedness— We have substantial debt that matures in each of the next several years”), we believe that our solid position in cash and cash equivalents, along with our cash flows from operating activities and the extension of the maturity of a portion of our current indebtedness will be sufficient to cover our working capital needs and the service of our indebtedness in the ordinary course of our business.

We also had a revolving credit facility, with a committed maximum capacity of U.S.$1.0 billion to provide additional liquidity for working capital needs. As of December 31, 2018, there were no amounts outstanding under the revolving credit facility. On February 22, 2019, the Company terminated the revolving credit facility.

Cash Flow

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Year Ended December 31,
	2018	2017	2016
Cash Flow	(in millions of reais)
Net cash provided by operating activities	295.7	649.4	1,821.1
Net cash used in investing activities	(1,415.9)	(2,134.5)	(4,159.9)
Net cash provided by financing activities	73.9	1,057.1	3,720.6
Effect on exchange rate variation on cash and cash equivalent	71.5	81.9	(387.9)
Net increase (decrease) in cash and cash equivalents	(974.8)	(346.1)	994.0

Cash Flows from Operating Activities

We recorded net cash flows provided by continued operating activities of R$428.4 million in 2018, compared to cash flows provided by continued operating activities of R$669.8 million in 2017. The reduction of R$241.4 million is mainly due to an increase in net loss to R$2,114.5 million for the year ended December 31, 2018 (compared to a net loss of R$966.8 million for the year ended December 31, 2017), adjusted by the non-cash inflow effects of R$4,425.2 million for the year ended December 31, 2018 (compared to non-cash inflow effects of R$3,752.6 million for the year ended December 31, 2017), which was mainly related to financial results of R$2,241.5 million, partially offset by R$340.1 million of deferred income tax. We recorded net cash flows used in discontinued operating activities of R$132.7 million in 2018, compared to cash flows used in discontinued operating activities of R$20.4 million in 2017, resulting in net cash flows provided by consolidated operating activities (continued and discontinued) of R$295.7 million in 2018, compared to net cash flows provided by consolidated operating activities (continued and discontinued) of R$649.4 million in 2017.

We recorded net cash flows provided by continued operating activities of R$669.8 million in 2017, compared to cash flows provided by continued operating activities of R$2,337.4 million in 2016. The reduction of R$1,667.6 million is mainly due to an increase in net loss to R$966.8 million for the year ended December 31, 2017 (compared to a net loss of R$111.0 million for the year ended December 31, 2016), adjusted by the non-cash inflow effects of R$3,752.6 million for the year ended December 31, 2017 (compared to non-cash inflow effects of R$3,301.4 million for the year ended December 31, 2016), which was mainly related to financial results of R$1,881.8 million, partially offset by R$449.8 million of non-cash outflow effects from a tax amnesty program (Programa Especial de Regularização Tributária, or “PERT”). We recorded net cash flows used in discontinued operating activities of R$20.4 million in 2017, compared to cash flows used in discontinued operating activities of R$516.3 million in 2016, resulting in net cash flows provided by consolidated operating activities (continued and discontinued) of R$649.4 million in 2017, compared to net cash flows provided by consolidated operating activities (continued and discontinued) of R$1,821.1 million in 2016.

Cash Flows Used in Investing Activities

We used R$1,326.7 million in cash in continued investing activities in 2018, compared to R$2,050.4 million in 2017, a reduction of R$723.7 million, primarily because we did not use any cash for business combinations in 2018. In 2018, our cash used in investing activities consisted primarily of R$578.0 million in capital expenditures in property, plant and equipment, R$845.3 million for acquisition and formation of breeding stock and R$249.4 million in restricted cash. We recorded net cash flows used in discontinued investing activities of R$89.2 million in 2018, compared to cash flows used in discontinued investing activities of R$84.1 million in 2017, resulting in net cash flows used in consolidated investing activities (continued and discontinued) of R$1,415.9 million in 2018, compared to net cash flows used in consolidated investing activities (continued and discontinued) of R$2,134.5 million in 2017.

We used R$2,050.4 million in cash in continued investing activities in 2017, compared to R$1,294.9 million in 2016, an increase of R$755.5 million, primarily because more cash was used in business combinations in 2017 compared to 2016 (R$325.9 million increase). In 2017, our cash used in investing activities consisted primarily of R$1,119.6 million in business acquisitions, net of cash, mainly related to the Banvit acquisition in the amount of R$1,034.1 million, R$681.2 million in capital expenditures in property, plant and equipment and R$681.7 million for acquisition and formation of breeding stock. We recorded net cash flows used in discontinued investing activities of R$84.1 million in 2017, compared to net cash flows used in discontinued investing activities of R$2,865.0 million in 2016, resulting in net cash flows used in consolidated investing activities (continued and discontinued) of R$2,134.5 million in 2017, compared to net cash flows used in consolidated investing activities (continued and discontinued) of R$4,159.9 million in 2016.

Cash Flows Provided by Financing Activities

We recorded cash flows provided by continued financing activities of R$173.7 million in 2018, compared to cash flows provided by continued financing activities of R$1,047.7 million in 2017. In 2018, we received proceeds from the issuance of debt in the amount of R$6,500.1 million, which was partially offset by the repayment of debt in the amount of R$6,224.0 million. We recorded net cash flows used in discontinued financing activities of R$99.8 million in 2018, compared to net cash flows provided by discontinued financing activities of R$9.4 million in 2017, resulting in net cash flows provided by consolidated financing activities (continued and discontinued) of R$73.9 million in 2018, compared to net cash flows provided by consolidated financing activities (continued and discontinued) of R$1,057.1 million in 2017.

We recorded cash flows provided by continued financing activities of R$1,047.7 million in 2017, compared to cash flows provided by continued financing activities of R$3,594.0 million in 2016. In 2017, we received proceeds from the issuance of debt in the amount of R$8,020.2 million, which was partially offset by the repayment of debt in the amount of R$7,332.5 million. We also received proceeds from the disposal of treasury shares in the amount of R$509.9 million to accelerate the reduction of our financial leverage ratios. We recorded net cash flows provided discontinued financing activities of R$9.4 million in 2017, compared to net cash flows provided by discontinued financing activities of R$126.6 million in 2016, resulting in net cash flows provided by consolidated financing activities (continued and discontinued) of R$1,057.1 million in 2017, compared to net cash flows provided by consolidated financing activities (continued and discontinued) of R$3,720.6 million in 2016.

Dividends and Interest on Shareholders’ Equity

We have not made any distributions for the year ended December 31, 2017 or 2018.

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

In 2016, we distributed 2015 earnings in the total amount of R$1,176.3 million to shareholders, of which R$986.6 million was in the form of interest on shareholders’ equity and R$189.6 million was in the form of dividends.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents, marketable securities, restricted cash and derivative financial instruments for the periods indicated.

	As of December 31, 2018		As of December 31,
	Short-term	Long-term	2018	2017
	(in millions of reais, except where indicated)
Total debt	(4,547.4)	(17,618.1)	(22,165.5)	(20,444.4)
Derivative financial instruments, net	(52.7)	-	(52.7)	(209.0)
Cash, cash equivalents and marketable securities and restricted cash
Local currency	4,381.7	660.2	5,041.9	4,714.4
Foreign currency	1,272.2	214.8	1,487.0	2,629.3
Total	5,653.9	874.9	6,528.8	7,343.6
Net debt	1,053.8	(16,743.2)	(15,689.4)	(13,309.8)
Exchange rate exposure (in millions of U.S.$)(1)			(60.7)	16.7

(1)       See Note 4.4.b to our consolidated financial statements, which includes a table showing the calculation of our exchange rate exposure on the dates presented.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Short-Term Debt	Long-Term Debt	Total Debt as of December 31,
	As of December 31, 2018		2018	2017
	(in millions of reais)
Development bank credit lines	220.4	44.1	264.5	570.1
Export credit facilities	39.3	1,586.0	1,625.3	1,889.2
Bonds	-	-	-	503.8
Working capital facilities	1,695.4	4,167.6	5,863.0	2,555.4
PESA loan facility	3.8	269.7	273.4	249.4
Agribusiness Receivables Certificate	1,114.9	1,482.6	2,597.5	3,571.7
Other	3.3	-	3.3	3.6
Local currency	3,077.1	7,550.1	10,627.1	9,343.0

Export credit facilities	998.7	384.5	1,383.2	2,150.7
Bonds	99.6	9,646.9	9,746.5	8,529.9
Development bank credit lines	-	-	-	3.6
Advances on foreign exchange rate contracts	214.2	-	214.2	-
Working capital facilities	157.8	36.7	194.5	417.1
Foreign currency	1,470.3	10,068.0	11,538.3	11,101.3
Total:	4,547.4	17,618.1	22,165.5	20,444.4

The maturity schedule of our indebtedness is as follows:

As of December 31, 2018 (in millions of reais)
Current (through December 31, 2018)	4,555.9
2020	3,395.4
2021	2,936.0
2022	3,072.7
2023 onwards	8,205.5
Total	22,165.5

Our principal debt instruments as of December 31, 2018 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19.8 to our consolidated financial statements.

Local Currency Debt

Credit Facilities

                In July 2018, we refinanced certain of our outstanding credit facilities with Banco do Brasil having maturities in 2018 and 2019 and we also made additional borrowings under such facilities. These refinancing transactions and additional borrowings totaled R$4.3 billion.

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations with BNDES, including loans under its FINEM program in the amount of R$217.6 million as of December 31, 2018. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with remaining maturity dates varying from 2019 through 2020. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

FINEP Financing. We obtained certain financing from the Brazilian Financing Agent for Studies and Projects (Financiadora de Estudos e Projetos, or “FINEP”), a public financing company under the Brazilian Ministry of Science, Technology and Innovation, with maturity dates between 2018 and 2019. The outstanding debt under this financing was R$46.9 million at December 31, 2018. We obtained FINEP credit lines with reduced rates for projects relating to research, development and innovation. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

Export Credit Facilities

Export Credit Notes.  We have export credit notes in local currency, totaling R$1,625.3 million as of December 31, 2018. These notes bear interest at floating rates (CDI), with maturity dates from 2019 through 2023. These credit lines are included in the line “Local currency—Export credit facilities” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$5,863.0 million as of December 31, 2018 with several commercial banks under a Brazilian federal government program that offers favorable interest rates, as an incentive to invest in rural activities, with maturity dates from 2019 through 2021. Generally, the proceeds of such loans are used for working capital. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$273.4 million as of December 31, 2018, subject to the variation of the IGP-M plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$3.3 million outstanding as of December 31, 2018 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in such state. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in that state. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included in the line “Other—Local currency” in the table above.

Agribusiness Receivables Certificate

Agribusiness Receivables Certificate (“CRA”). On April 19, 2016, BRF concluded the CRA issuance related to the public distribution of the first series of the ninth issuance by the securitization company, in the amount of R$1.0 billion net of interest, which were issued with a coupon of 96.50% of the Interbank Deposit rate (“DI”), payable every nine months. The CRAs are related to our exports contracted with BRF Global GmbH and were transferred and/or pledged to the securitization company. The CRAs matured and were repaid on April 19, 2019.

On December 16, 2016, BRF concluded the CRA issuance related to the public offer of distribution of the first and second series of the first issuance of Vert Companhia Securitizadora, in the amount of R$1.5 billion, net of interest. The CRAs of the first series were issued at a cost of 96.00% of the DI rate, with the principal maturing in a single installment on December 16, 2020 and interest paid every eight months. The second series of CRAs were issued at a cost of 5.8970% restated by the variation of the IPCA, with the principal maturing in a single installment on December 18, 2023 and interest paid every 16 or 18 months.

On December 31, 2018, the balance of these transactions totaled R$2,597.5 million. These transactions comprise the line “Agribusiness Receivables Certificate” in the table above.

Foreign Currency Debt

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$718.9 million as of December 31, 2018. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates between 2019 and 2024. Interest under these export prepayment facilities accrues at LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Business Loan Facilities. We had an outstanding amount of R$668.9 million as of December 31, 2018. The indebtedness under these facilities is denominated in Euros. These facilities bear interest at LIBOR plus a margin, payable quarterly. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF S.A. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above. The facilities matured and were repaid in January 2019.

Working Capital Facilities

Working capital in foreign currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries mainly located in Argentina and Turkey in the amount of R$194.5 million. This funding is denominated in Argentine pesos and Turkish lira and have maturity dates between 2019 and 2022. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Bonds

BFF Notes 2020. On January 28, 2010, BFF International Limited issued senior notes in the amount of U.S.$750 million, guaranteed by BRF S.A., bearing a nominal interest rate of 7.25% per year and effective rate of 7.54% per year, and maturing on January 28, 2020 (“BFF Notes 2020”). On June 20, 2013, U.S.$120.7 million of the BFF Notes 2020 was replaced by the Senior Notes BRF 2023 (as defined below) and, on May 15, 2014, U.S.$409.6 million of the BFF Notes 2020 were repurchased with part of the proceeds from the Senior Notes BRF 2024 (as defined below). On May 28, 2015, we completed a tender offer for the BFF Notes 2020 in the amount of U.S.$101.4 million so that the remaining balance totaled U.S.$118.3 million on June 30, 2015. On September 21, 2016, we completed a repurchase offer for the BFF Notes 2020 in the amount of U.S.$32.2 million and premium was paid in the transaction, net of interest, in the amount of U.S.$4.1 million. The premium paid to holders of existing bonds was recorded as a financial expense. As of December 31, 2018, the outstanding amount of these notes was U.S.$86.1 million (equivalent to R$333.6 million).

BRF Notes 2022: On May 29, 2015, we completed a senior notes offering totaling EUR500.0 million, with principal due on May 3, 2022, which bear interest at a rate of 2.75% per year. On December 31, 2018, the outstanding amount of these notes was EUR500.0 million (equivalent to R$2,219.5 million).

BRF Notes 2022. On June 6, 2012, we issued senior notes in an aggregate amount of U.S.$500.0 million. The bonds were guaranteed by BRF S.A., bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions (collectively, the “BRF Notes 2022”). On May 28, 2015, we completed a tender offer for the BRF Notes 2022 in the amount of U.S.$577.1 million so that the remaining balance totaled U.S.$172.9 million on June 30, 2015. On September 21, 2016, we completed a repurchase offer for the BRF Notes 2022 in the amount of U.S.$54.2 million, and premium was paid in the transaction, net of interest, in the amount of U.S.$5.7 million. The premium paid to holders of existing bonds was recorded as financial expense. As of December 31, 2018, the outstanding amount of these notes was U.S.$118.7 million (equivalent to R$459.9 million).

BRF Notes 2023. In May 2013, we issued senior notes in an aggregate amount of U.S.$500.0 million, with principal due on May 22, 2023 and bearing interest at a rate of 3.95% per year (“Senior Notes BRF 2023”). As of December 31, 2018, the outstanding amount of these notes was U.S.$500.0 million (equivalent to R$1,937.4 million).

BRF Notes 2024. On May 15, 2014, we completed a senior notes offering totaling U.S.$750 million (“Senior Notes BRF 2024”). The principal is due on May 22, 2024 and bears interest at a rate of 4.75% per year. Of the proceeds from the offering, U.S.$470.6 million was used for a debt repurchase tender offer. To implement the tender offer, BRF made a payment of U.S.$86.4 million (equivalent to R$198.6 million) to the holders of existing bonds, which was recorded as an interest expense. As of December 31, 2018, the outstanding amount of these notes was U.S.$750.0 million (equivalent to R$2,906.1 million).

BRF Notes 2026: On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate amount of U.S.$500.0 million, which bear interest at a rate of 4.35% per year and mature on September 29, 2026. As of December 31, 2018, the outstanding amount of these notes was U.S.$500.0 million (equivalent to R$1,937.4 million).

Derivatives Financial Liabilities, Net

We entered into foreign currency exchange derivatives under which we had a fair value of negative R$61.5 million and commodity derivatives under which we had a fair value of R$8.8 million, in each case as of December 31, 2018. The counterparties include several Brazilian financial institutions and involve interest rate swaps, and the purchase and sale of currencies and commodities. Their maturity dates vary from 2018 through 2019. These transactions do not require any guarantees and follow the rules of the B3, a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Additionally, on August 16, 2017, we sold 12,134,300 of our common shares at a cost of R$650,373 thousand, with a sale value of R$509,875 thousand and, on the same date, entered into a Total Return Swap, or TRS, contract with Banco Bradesco, in amounts equivalent to the common shares sold. The TRS contract had a maturity date of February 5, 2019. The settlement amount for the contract was (A) the market value of our common shares at the date of settlement, less (B) the reference price of the common shares agreed at the inception of the contract, plus an interest rate of 110.5% of CDI. We settled the TRS contract in February 2019, which resulted in a payment to the swap counterparty of approximately R$200 million.

Seasonality

Brazil

Our net sales of meat and processed products in the Brazilian market are not subject to large seasonal fluctuations. However, our fourth quarter is generally slightly stronger than other quarters due to increased demand for our products during the holiday season, particularly turkeys, Chester® roosters, ham and pork loins. We also market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soybeans and soy meal, which are our primary raw materials in feed production.

In 2018, total Brazilian sales by quarter were as follows: 23.0% for the first quarter, 22.6% for the second quarter, 25.3% for the third quarter and 29.1% for the fourth quarter.

International

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In Halal, for example, we experience lower net sales during Ramadan and the summer months.

In 2018, total International sales by quarter were as follows: 23.6% for the first quarter, 24.5% for the second quarter, 26.3% for the third quarter and 25.6% for the fourth quarter.

Critical Accounting Policies

We have prepared our consolidated financial statements included in this Annual Report on Form 20-F in accordance with IFRS, as issued by the IASB.

The preparation of these consolidated financial statements required management to make estimates and assumptions that affected the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and judgments on an ongoing basis and bases its estimates and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following is a description of the critical accounting policies, estimates or judgments that are important to the presentation of our consolidated financial statements.

Revenue Recognition

As of January 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers. We concluded that the measurement and recognition of revenue did not change substantially as a result of this adoption.

Revenues comprise the value of the consideration received or to be received for the sale of products, net of corresponding taxes, returns and applicable discounts.

Revenues are recognized on an accrual basis when the sales value is reliably measurable and when we no longer have control over the goods sold or otherwise any involvement related to the ownership and it is probable that economic benefits will be received by us.

Our sales can be made either through at sight payments or term payments, which are discounted to present value in order to recognize the revenue. The average number of days outstanding for term payments is 31 days.

Expected credit losses

Effective January 1, 2018, we maintain provisions for expected credit losses, which, prior to the adoption of IFRS 9, were calculated based on a historical credit loss model. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, legal measures are considered, and the trade receivables are reclassified to non-current assets at the same time a provision is recognized. The trade receivables are written-off when management considers that they are not recoverable after taking all appropriate measures to collect them.

Assets held for sale and discontinued operations

Assets held for sale are measured at carrying amount or fair value less the costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified under this account when the sale is highly probable and they are available for immediate sale under their current conditions. In 2018, it was necessary to recognize impairment losses for certain of these assets.

The statements of income and cash flows from discontinued operations are presented separately from those of continuing operations of the Company. The comparative periods are reclassified in the statements of income and cash flows. However, the statements of financial position remain as previously reported.

Goodwill

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

The carrying amount of goodwill and the key assumptions used in the annual impairment test are disclosed in Note 18 to our consolidated financial statements.

Contingencies

We establish provisions when we have a present obligation, formalized or not, as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation and its amount can be reliably estimated.

We are party to various lawsuits, including, tax, labor and civil claims. The assessment of the likelihood of an unfavorable outcome in these lawsuits includes the analysis of the available evidence, the hierarchy of the laws, available prior court decisions and the opinion of external legal counsel. We review and adjust the provisions to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new claims or court decisions.

Contingent liabilities from business combinations are recognized at fair value if they arise from a present obligation due to past events and if their fair value can be measured reliably, and subsequently are measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above; or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized.

Inventory

We record inventories at average acquisition or formation cost, not exceeding their net realizable value. The cost of finished products includes raw materials, labor, cost of production, transport and storage, which are related to all processes needed to make the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective period, whereas abnormal losses, if any, are recorded directly as cost of sales.

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

The income from foreign subsidiaries is subject to taxation pursuant to local tax rates and legislation (Brazilian CFC Rules) regarding the tax treaty signed by each country with Brazil in order to avoid double taxation.

Deferred taxes are recorded on IRPJ and CSLL tax losses, assets and liabilities and temporary differences between the tax basis and the carrying amount of assets and liabilities are classified as non-current assets and liabilities, as required by IAS 01. When the Company’s analysis indicates that the realization of these credits is not probable, the deferred taxes are no longer recognized.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized and liabilities are settled.

IAS 29 – Hyperinflationary Economies

On June 14, 2018, the National Institute of Statistics and Census of Argentina (“INDEC”), disclosed the wholesale price index data for May 2018, which has been consistently published in Argentina and used as a basis for monitoring inflation in Argentina. Based on this data, the accumulated inflation in the last three years exceeded 100%, and with support from qualitative analysis, the Company concluded that as of July 1, 2018, Argentina was considered a country with a hyperinflationary economy.

As a result, the Company has adopted the IAS 29 - Financial Reporting in Hyperinflationary Economies.

Non-monetary items and income statement balances were restated to reflect the terms of the measuring unit at the end of the reporting exercise. The balances were calculated by applying the changes in the index from the initial recognition date to the reporting date.

Because accounting for hyperinflation is applicable only to the Company’s subsidiaries located in Argentina, and BRF S.A. is not in a country with a hyperinflationary economy, we have made an accounting policy election not to restate prior periods. The impacts of the changes on net financial position from the initial recognition date until December 31, 2017 were recorded against equity, generating a positive impact of R$130.2 million, while the changes on the financial position for the year ended December 31, 2018 were recorded against the results of discontinued operations.

The translation of the balances of a hyperinflationary economy to the reporting currency were based on the closing rate of the reporting period for both statement of financial position and statement of income (loss) balances.

The impact caused by the adoption of the above-mentioned standard on the Company’s net results was a gain of R$370.0 million, both recorded in discontinued operations.

The Company used the General Consumer Price Index (“IPC”) for the calculation of hyperinflation effects on the balances from January 1, 2017 to December 31, 2018. For the hyperinflation effects from prior periods until December 31, 2016, the Company used the National Wholesale Price Index (“IPIM”), because prior to December 2016 the IPC was not published in a consistent basis to assure the reliability of the index. Both indexes were obtained from INDEC.

The inflation rates used in 2017 and 2018 are described in the table below:

Period	Accumulated inflation rates
2016	34.60%
2017	24.80%
2018	48.01%

Financial instruments

On January 1, 2018, we adopted IFRS 9, Financial Instruments, in replacement of IAS 39, Financial Instruments: Recognition and Measurement. The changes in accounting policies and its impacts to the consolidated financial statements are described below.

Classification of Financial Assets

IFRS 9 contains a new classification and measurement approach for financial assets which contains three principal classification categories: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit and loss (FVTPL). The standard eliminates the IAS 39 categories of held to maturity, held for trading, loans and receivables and available for sale.

This change did not cause any retrospective impact in the measurement of the Company’s financial assets. Prospectively, for equity instruments measured at FVOCI, when settled or transferred, the gains and losses accumulated in other comprehensive income no longer affect the statement of income, but rather are immediately reclassified to accumulated profits or losses, in equity.

The classification of financial assets is based on individual characteristics of the instrument and the business model of the portfolio in which it is contained. For financial instruments existing as of January 1, 2018, we considered the categories in the following manner:

(i)             Financial assets held to maturity and loans and receivables were transferred to the amortized cost category;

(ii)            Financial assets held for trading were transferred to the FVTPL classification;

(iii)           Financial assets available for sale were transferred to the FVOCI classification;

The tables related to financial instruments in notes 4 and 7 now follow the categories described above.

Hedge accounting

We have chosen to apply the new hedge accounting requirements of IFRS 9. The standard requires that hedge accounting relationships are aligned with the Company’s risk management objectives and strategy, the application of a more qualitative and forward-looking approach to assessing hedge effectiveness and prohibits voluntary discontinuation of hedge accounting.

For financial instruments designated as cash flow hedge instruments, the Company has begun to account for the time value of purchased options, the forward element of forward contracts and foreign currency basis spreads as costs of hedging into other comprehensive income. When the instrument is terminated, the costs of hedging are reclassified to the statement of income together with the intrinsic values of the instrument.

The categories and designation models for hedge accounting remain unchanged.

Impairment of Financial Assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ model. This model is applicable to financial assets measured at amortized cost or at FVOCI, except for equity instruments.

For financial investments and cash and equivalents, the Company did not experience any relevant impact on credit losses due to the elevated ratings of its counterparties.

For trade receivables and notes receivables, the Company has elected the practical expedient of the aging-based provision matrix in item B5.5.35 of IFRS 9, with the appropriate categorization of the receivables.

We prepared a study of historical losses and recoveries of our customer portfolios for every active region, taking into consideration the dynamics of the markets and the instruments used to reduce credit exposures, including letters of credit, insurance and guarantees. In addition to the analysis of the consolidated portfolios, specific clients with different credit risk were treated separately. Based on these studies, expected loss indices were calculated for each portfolio and aging class. The indices were applied to the accounts receivable balances and generated the amounts of expected credit losses. We monitor the indices, customers and portfolios regularly, recognizing the respective changes into the impairment loss on trade and other receivables account.

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 were applied retrospectively to January 1, 2018, except as described below:

•	The Company took advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in retained earnings at January 1, 2018; and
•	The new hedge accounting requirements were applied prospectively.

Recently Issued and Not Yet Adopted Accounting Pronouncements Under IFRS

The interpretations and amendments to the standards below were published by IASB and are applicable for accounting periods beginning after January 1, 2019.

 IFRS 16 – Leases

We assessed the estimated impact arising from adoption of this pronouncement in our consolidated financial statements. The impacts of adoption on January 1, 2019 may change as a result of the following:

•         we are concluding the implementation, testing and assessment of controls over our new IT systems for the management of leasing agreements;

•         the discount rate; and

•         an assessment as to whether we will exercise any renewal options and the choice to use practical expedients and recognition exemptions.

IFRS 16 introduces a single model for the accounting of leases for the lessee, for which there should be recognized a right-of-use for the underlying asset and a lease liability representing an obligation to make payments. Assets classified as short-term leases and leases of low-value items, are exempt from this treatment. The accounting model for lessors remains unchanged, meaning lessors continue to classify leases as finance or operating leases.

For leases in which the Company is a lessee, we will recognize new assets and liabilities arising from lease agreements relating to land, outgrower relationships, offices, distribution centers and vehicles, among others. The nature of expenses related to those lease agreements will change because the Company will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities. Previously, we recognized operating lease expense on a straight-line basis over the term of the lease.

Based on information currently available, we estimate that we will recognize in our consolidated financial statement a right-of-use asset and a lease liability of approximately R$2.7 billion on January 1, 2019. Given the complexity of the topic, until the initial adoption of this pronouncement there may be a variation in relation to the estimated value which the Company estimates by up to 20%. The adoption of IFRS 16 does not affect the Company’s ability to comply with any contractual agreements.

At the date of initial adoption, we chose the modified retrospective approach, whose cumulative effect will be recognized as an adjustment to the opening balance of retained earnings on January 1, 2019, with no comparative information.

We will choose to use the exemptions provided by the pronouncement for lease agreements with terms expiring within 12 months from the date of initial adoption and lease agreements with an underlying asset of low-value.

IFRIC 23 – Uncertainty over Income Tax Treatments

The interpretation IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, the Company will recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. The interpretation is valid from January 1, 2019.

We are analyzing relevant tax decisions of superior courts and whether they conflict with the positions adopted by us. For known uncertain tax positions, we are also reviewing corresponding legal opinions. At present, we have not identified any material impact that should be disclosed or recorded.

Capital Expenditures

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                  Research and Development, Patents and Licenses

In 2018, we launched 339 new products for consumers, of which 107 were released for the domestic market and 232 for the international market. Of the international market releases, 49 were in Asia, 16 in Europe, 32 in Africa, 28 in the Americas, 26 in the Southern Cone and 91 in the Middle East.

Our Research, Development and Innovation activities (“RD&I”) incorporate agricultural research and innovation, as well as products and processes research and development. The Research and Development of Meat Products’ team is based in Jundiaí city, in the state of São Paulo, where our BRF Innovation Center (“BIC”) is based.

The agricultural RD&I area aims to strengthen our international competitiveness through the continuous introduction of new technologies. The goal of these activities is to reduce production costs, improve product quality and client satisfaction and meet consumer demands. For this purpose, we maintain a qualified and experienced team of specialists to experiment with new products and innovations. This team includes highly qualified researchers with advanced degrees, specialists working in animal production, researchers, veterinarians, agronomists and technical support. In addition, we have collaborative arrangements with several universities, government research institutions and innovative private companies, and we use several research incentives made available by government research and development agencies.

In recent years, we have been promoting the introduction of professionals with PhDs in our technical team in association with governmental agencies as FINEP, CNPq (PNPD – National Post-Doctorate Program and RHAE – Human Resources Formation in Strategic Areas Program), Araucária Foundation (Post-Doctorate Program in company) and the FAPESP (Foundation for Research Support of the State of São Paulo).  As a result, we have hired 17 researchers to date. We have also been developing a robust trainee and internship program as well as encouraging our employees to participate in graduate courses.

We have one of the largest poultry and swine agricultural experimental research structures in the world. Our system includes 19 facilities and an experimental feed meal plant distributed across four experimental farms in the state of Santa Catarina, with a total of 1,380 experimental pens to evaluate impacting characteristics of the production chain. In addition, we have a backup farm in Minas Gerais state. We also have six bromatological and five animal health laboratories supporting research and operational activities.

In addition to our formal research structure, we have a field research process in the production system which allows us to evaluate all technologies under real production conditions. We also use this field research to calculate the productivity and financial impact of innovations and establish the appropriate moment to introduce a technology. We believe that the field research system provides us with an advantage in relation to other research centers and other companies in the sector. With respect to RD&I projects related to products, we are in the process of researching the reduction of additives in meat products, natural solutions for ingredients to extend the products’ due date with the food safety guarantee, optimizing the raw material generated under our production chain, new packaging materials and the reduction in the use of materials.

Beginning on June 20, 2013, BIC was financed by FINEP for a total amount of R$106.0 million, of which R$53.9 million was used for building the facilities. BIC has total space of 13,500m². The building exemplifies our commitment to investing in research, development and innovation in order to create and aggregate value in our products, processes and services. Its structure, which was developed to set standards in technological development in the food industry, includes research and development areas for meat, pastas, margarines, vegetables and packaging, along with quality control, project management and graphics. The facility also has meeting rooms, a pilot plant, areas for tests and sensorial evaluation, packaging laboratories, kitchens for food service clients, a library and a brainstorming room.

We see investments in RD&I as a key factor in maintaining our competitive advantages, including by optimizing our production chain, improving our sustainability, launching innovative products and reaching the expectations and needs of consumers, clients and markets.

Additionally, we have our own swine breeding program, which we believe is a leader among the international breeding programs. The breeding program has a team of eight highly qualified geneticists. We are preparing to incorporate genomic evaluation into the swine evaluation process in 2019. In order to implement this new technology, we established collaborative arrangements with six research centers at the Brazilian Company for Agricultural and Farming Research (Empresa Brasileira de Pesquisa Agropecuária, or “EMBRAPA”), as well as with universities and governmental agencies (including BNDES, Finep and CNPq).

In recent years, we have established research partnerships on projects funded by EMBRAPA, FINEP, CNPq and BNDES, and, since 2009, we have been benefiting from tax credits from the Science, Technology and Innovation Ministry (Ministério da Ciência, Tecnologia e Inovação) to incentivize innovation research, called Lei do Bem. This program supports technological innovation based on the development of new products and new manufacturing processes and incremental improvement in actual products or processes.

 The RD&I teams were integrated under the same business unit in 2015 in order to encourage efficiencies among the teams, to increase the speed to market of products and to improve consumer and technological connections.

More than 100 researchers and project managers are dedicated to continuously contributing innovative ideas to the RD&I pipeline, while running cost, process and formulation optimization. BRF has developed a unique stage gate process, which is managed by a multifunctional team to make bi-monthly decisions regarding potential innovations. This allows us to accelerate the decision-making process in a very complex chain while considering multiple points of view.

We define our growth platforms based on consumer preferences. Our five main platforms are convenience, health and well-being, between meals, premium and food experience. The project managers are now able to navigate through different categories, such as prepared meals, cold cuts, in natura, spreads, snacks and even food services, to design and apply solutions that either fulfill an unmet need or enhance a specific consumer preference. Accordingly, we invested R$53.5 million, R$52.0 million and R$200.2 million in 2018, 2017 and 2016, respectively.

In 2018, under the Sadia brand we launched the Bio sub brand, which is part of the chicken in natura portfolio, and was designated “Certified Humane” by a non-profit organization that guarantees that all stages of production follow high standards of animal welfare, including plant-free and antibiotic-free diets, rest areas and humane management and conditions. We also rebranded certain Sadia packaging and products to better reflect its leading brand position, superior quality and transparency with consumers. In our Perdigão brand we launched a line of flavored sausages focused on adding value and developing a new consumption opportunity to a very mature category. We also launched a new sub brand, Tá Na Mão, with a robust portfolio of sharable snacks, including chicken popcorn, chicken strips and cheese bread, to reinforce our brand positioning and its focus as a shareable option, including at social events. With respect to the Qualy brand, we launched a zero percent lactose margarine to meet demand from the growing number of people with dietary restrictions. Lastly, we launched the brand Kidelli with an affordable portfolio and focused on consumers who did not have access to the Sadia and Perdigão brands.

D.                  Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—Results of Operations—Principal Factors Affecting our Results of Operations.” You should also read our discussion of the risks and uncertainties that affect our business in “Risk Factors.”

Global GDP is expected to grow 2.9% in 2019 and 2.8% in 2020, according to a report released in January 2019 by the World Bank. A threat to global economic growth is the intensification of protectionist pressures, because of a potential widening of global imbalances coupled with sharp exchange rate movements. According to the International Monetary Fund (“IMF”), increased restrictions on global trade and migration would hurt productivity and incomes and have an immediate impact on market sentiment. Another potential risk discussed by the IMF is a tightening of global financing terms. The World Bank expects growth of 2.5% in 2019 and 1.7% in 2020 for the U.S. and of 1.6% in 2019 and 1.5% in 2020 for European Union. For emerging markets and developing countries in 2019, the World Bank expects a growth rate of 7.5% for India and 1.5% for Russia, along with a more modest growth in China of 6.2% for 2019. The same report expects Brazil’s GDP to increase 2.2% in 2019 and 2.4% in 2020. The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2019 at 7.00%, according to reports by Focus. Additionally, as a result of the regulators’ inquiries and the public announcement of allegations of wrongdoing involving BRF and other companies in the Brazilian meat industry in the context of the Carne Fraca Operation and Trapaça Operation, some export markets have been temporarily closed and our average selling prices for some products and in some markets have decreased. For more information about the Carne Fraca Operation and Trapaça Operation, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Carne Fraca Operation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Legal Proceedings—Trapaça Operation.”

Exports

Brazil is a leading producer in global export markets due to its natural advantages (land, water, and climate), competitive inputs costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

Brazilian chicken exports decreased by 5.1% in the year ended December 31, 2018, compared to the year ended December 31, 2017, in terms of volume.  Pork exports registered a decrease of 7.4% in volume sold in the year ended December 31, 2018, compared to the year ended December 31, 2017. Beef exports recorded an increase of 12.2% in volume sold in the year ended December 31, 2018, compared to the year ended December 31, 2017.

In international markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products continue to account for a substantial portion of export volumes in recent years. Brazilian food companies have also expanded the sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork as well as increasing volumes of processed food products.

Brazilian chicken exports in the year ended December 31, 2018 totaled 4.1 million tons on sales of R$23.45 billion (equivalent to U.S.$6.57 billion). Saudi Arabia remains the main destination for these exports (12.5%), followed by China (12.4%), Japan (11.4%) and the United Arab Emirates (11.1%).

Pork export volume in the year ended December 31, 2018 totaled 645.5 thousand tons, totaling around R$4.69 billion (equivalent to U.S.$1.21 billion). The leading importers, China, Hong Kong and Singapore represented 25.0%, 23.9% and 6.8%, respectively, of total exports from Brazil.

Beef shipments in the year ended December 31, 2018 totaled 1.35 million tons with sales of around R$21.15 billion (equivalent to U.S.$5.46 billion). This increase in volume was driven by higher exports sent to China and Hong Kong which import 23.8% and 20.5% of Brazilian beef exports, respectively.

According to the West Texas Intermediate index, which benchmarks oil prices, oil prices increased 24.4% in 2018, from an average of U.S.$51.87 in 2017 to an average of U.S.$64.54 in 2018, which benefited countries that are economically dependent on oil revenues. Certain of these countries represent a significant share of Brazilian exports, including Russia, Venezuela, Angola and some Middle Eastern countries. A decrease in oil prices will generally result in decreased GDP growth and decreased revenues for these countries, which can devalue the local currency and negatively affect disposable income due to an increase in inflation. In the past, declines in the price of oil reduced the ability of certain countries to import Brazilian products. The recent price improvement will likely help protein prices to rise since countries dependent on revenue from oil production will be able to import additional products. There will likely be some lag in this price improvement, however. Food products are less sensitive than other goods to foreign exchange and to income variations. Rich oil producing countries that are located in warm regions with a low availability of grains rely on government subsidies in order to cope with much higher chicken production costs than countries with moderate climates and a high availability of grains, such as Brazil. Thus, falling oil prices will not necessarily lead to lower chicken imports from Brazil as governments might reduce subsidies leading to a decline in local production of chicken.

In 2019, we intend to place new products in the Middle East/Africa market to meet the demand for healthier products.

Brazilian Market

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2018 of 98.5 kilograms, including beef, chicken and pork products, according to the USDA, an increase of 0.7% compared to 2017. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the slight economic recovery in 2018, meat consumption increased in 2018 compared to 2017. As further economic improvement is expected for 2019—market analysts consulted by the Central Bank expect that GDP will increase by 2.6%, while inflation is expected to remain low at 4.02%—meat consumption should increase in 2019. Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. Besides BRF, there are many large producers, including Seara (which was acquired from Marfrig by JBS in 2013), Aurora and JBS. The main producers in the fresh food market face strong competition from a large number of small producers which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. BRF seeks to to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

The processed food sector is more concentrated than the fresh food sector in terms of the number of competitors. Consumption of processed products is influenced by a number of factors, including the level of consumer income and marketing efforts directed at meeting consumer demand for more value-added products. We believe that processed foods also represent an opportunity for growth in the coming years.

Raw Materials

During 2018 a series of events affected grains prices worldwide, including the soybean crop failure in Argentina. This limited Argentina’s ability to export grain and helped increase global demand for Brazilian soybeans which positively impacted Brazilian soybean prices.

Additionally, the trade dispute between the U.S. and China, which began in April 2018, caused the Chinese government to tax U.S. soybeans at 25%, which shifted Chinese demand from the U.S. to Brazil. This also impacted domestic prices positively. Average soybean prices in Brazil increased 30.2%, while soybean prices on the Chicago Board of Trade (“CBOT”) increased 8.6% in 2018.

In the Brazilian market, average corn prices increased 28.8% in 2018 compared to 2017. According to Brazil’s national food supply agency (Companhia Nacional de Abastecimento), the corn crop totaled 81.4 million tons in 2017/18, after totaling 97.8 million tons in 2016/17. In the international market, a record corn crop in the United States in 2016/17 (384.78 million tons) and a slightly lower crop in 2017/18 (370.96 million tons) increased the CBOT corn prices by 3.4% in 2018.

Social Contributions

Brazilian Provisional Measure No. 774/17, valid as of July 2017, required that we pay a social contribution equal to 20% our payroll, which is higher than the social contribution we had previously paid based on our gross operating revenue (between 1% and 2.5%). This Provisional Measure was revoked on August 2017 by Provisional Measure 794/17 and thus was not converted into law. In May 2018 Law No. 13,670/18 reestablished paying the social contribution based on gross operating revenues instead of payroll until December 2020. Although the new Brazilian government is considering granting Brazilian companies permanent relief from social contributions, we cannot assure that the current relief will available after December 2020.

E.                  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones described below, that have or are reasonably likely to have effects on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

BRF provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm installations and are expected to be repaid in ten years. The loans guaranteed by BRF are in the amount of R$29.8 million as of December 31, 2018 (compared to R$87.1 million as of December 31, 2017).  In the event of a default, we would be required to assume the outstanding balance.  As a result, we have recorded provisions in the amount of R$2.5 million as of December 31, 2018 (compared to R$4.0 million as of December 31, 2017), which is equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversion of provision in the amount of R$1.5 million in our statement of income for the year ended December 31, 2018 (compared to R$4.4 million as of December 31, 2017).

BRF guarantees a loan to the BRF Sustainability Institute (Instituto BRF de Sustentabilidade) from BNDES to set up biodigesters on the properties of the rural producers that are participating in BRF’s integration system as part of BRF’s sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees as of December 31, 2018 was R$6.0 million (compared to R$17.3 million as of December 31, 2017). In the event of a default, BRF would be required to assume the outstanding balance. Based on our assessment of the fair value of the non-contingent portion of these obligations, we have not recorded provisions as of December 31, 2018 (compared to R$0.03 million as of December 31, 2017), and we reversed provisions in the amount of R$0.3 million in our statement of income for the year ended December 31, 2018 (compared to R$0.1 million as of December 31, 2017).

The aggregate amount of BRF’s off-balance sheet guarantees as of December 31, 2018 was R$35.8 million (compared to R$104.4 million as of December 31, 2017), and we reversed provisions for the non-contingent portion of these obligations in the amount of R$1.6 million, which had been included in our statement of income for the year ended December 31, 2018 (compared to R$4.5 million as of December 31, 2017).

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2018.

	Payments Due by Year
Obligation	Total	2019	2020	2021 to 2023	2024 onwards
	(in millions of reais)
Loans and financing(1)	21,905.5	4,171.8	3,479.5	9,410.7	4,843.5
Interest on loans and financing(2)	4,365.6	1,031.2	897.9	2,114.6	321.9
Lease obligations on property, plant and equipment(3)	2,563.8	513.5	169.3	416.3	1,464.7
Commitments for purchases of goods and services(4)	5,708.9	4,338.1	527.8	528.0	315.0
Total	34,543.8	10,054.6	5,074.5	12,469.6	6,945.1

(1)       Includes both short-term debt and long-term debt.

(2)       Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2018.

(3)       Includes capital and operating leases.

(4)       These purchase commitments include future purchase commitments for corn and soy meal and service fees to our integrated outgrowers. Amounts payable under contracts for goods or services that allow termination at any time without penalty have been excluded. With respect to contracts for goods and services that allow termination at any time without penalty after a specified notice period, only amounts payable during the specified notice period have been included.

We also recorded R$1,350.3 million as contingencies with probable losses as of December 31, 2018.

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

Our board of directors provides our overall strategic direction. At least 2 members or 20% of our board of directors, whichever is greater, must be independent under the Novo Mercado rules. Our board members are elected at Ordinary General Shareholders’ Meetings for a two-year term and may be reelected. Our board of directors currently consists of ten members. Our bylaws do not contemplate alternates to board members. There is no mandatory retirement age for our board members. In case of any vacancy, the remaining members will nominate a board member who will serve until the next shareholders’ meeting, and the shareholders shall elect another board member to serve for the remaining term of office at such meeting. If more than one-third of the positions on the board of directors are vacant at the same time, then an extraordinary shareholders’ meeting shall be called within 30 days counted from such vacancy event. The following table sets forth information about our current Board members:

	Director
Name	Position Held	Since	Age

Pedro Pullen Parente	Chairman	April 26, 2018	66
Augusto Marques da Cruz Filho(1)	Vice-Chairman	April 26, 2018	66
Dan Ioschpe(1)	Board Member	April 26, 2018	54
Flavia Buarque de Almeida(1)	Board Member	April 26, 2018	51
Francisco Petros O. L. Papathanasiadis(1)	Board Member	April 26, 2018	54
José Luiz Osório(1)	Board Member	April 26, 2018	67
Luiz Fernando Furlan(1)	Board Member	April 26, 2018	72
Roberto Antônio Mendes(1)	Board Member	April 26, 2018	66
Roberto Rodrigues(1)	Board Member	April 26, 2018	76
Walter Malieni Jr	Board Member	April 26, 2018	49

(1)       Independent member (as defined in the Brazilian Novo Mercado regulations).

On March 5, 2018, we called for the Ordinary and Extraordinary General Meeting, which was held on April 26, 2018, at the request of two of our shareholders, PREVI and PETROS, which jointly hold approximately 20% of our capital stock. Additionally, on April 12, 2018, we received from Aberdeen, on behalf of the investment funds and portfolios managed by it and its subsidiaries, a request that a cumulative vote system be adopted for the election of members of our board of directors at the Ordinary and Extraordinary General Meeting.

On April 19, 2018, PREVI, PETROS, Tarpon Investimentos S.A. (“Tarpon”), Mr. Abilio Diniz holders, directly and indirectly, of 32.80% of the shares issued by us, entered into a voting agreement regarding matters to be discussed at the Ordinary and Extraordinary General Meeting (the “Voting Agreement”). On the same date, our board decided that if Aberdeen were to withdraw its request for the adoption of a cumulative vote system, it would nominate the following individuals to serve as board members: Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Mrs. Flávia Buarque de Almeida, Mr. Francisco Petros Oliveira Lima Papathanasiadis, Mr. José Luiz Osório, Mr. Luiz Fernando Furlan, Mr. Pedro Pullen Parente, Mr. Roberto Antonio Mendes, Mr. Roberto Rodrigues and Mr. Walter Malieni Jr. Our board of directors nominated Mr. Pedro Pullen Parente and Mr. Augusto Marques da Cruz Filho as Chairman and Vice-Chairman, respectively.

On April 25, 2018, Aberdeen withdrew its request for the adoption of a cumulative vote system at the Ordinary and Extraordinary General Meeting. However, minutes before the start of the Ordinary and Extraordinary Shareholders’ Meeting, we received a letter from the CVM requesting that such a system be adopted given that some shareholders previously delivered their votes based on such system. Therefore, we adopted the cumulative vote system at the Ordinary and Extraordinary General Meeting. Under a cumulative voting system, Brazilian Corporation Law provides that the dismissal or other vacancy of any board member shall mean the dismissal of all other board members and a new election will have to be called. As a result, the adoption of the cumulative voting system would have created a greater degree of instability at our board of directors because the departure of any director would result in the early termination of the term of office of all other board members. However, on November 8, 2018, the CVM confirmed that the election of our board members at the Ordinary and Extraordinary General Meeting occurred via an adequate slate-based voting system and, therefore, none of the effects of the cumulative voting system are applicable to the election.

At the Ordinary and Extraordinary General Meeting, the number of members of our board of directors was set at 10 members, new members were elected to the board of directors and the Chairman and Vice-Chairman of the board of directors were elected. Only four of the ten board members elected during the Ordinary and Extraordinary Shareholders’ Meeting were previously members of our board of directors.

Below is a summary of the professional experience and areas of activity of our current board members.

Pedro Pullen Parente – Mr. Parente received a bachelor’s degree in electric engineering from the University of Brasília in 1976. He has been the Global CEO of the Company since June 2018, also serving as Chairman of the board of directors since April 2018. Mr. Parente started his professional career at Banco do Brasil in 1971 and was transferred to the Brazilian Central Bank in 1973. He has been a consultant for the International Monetary Fund and public institutions in Brazil, including several State Departments and the National Constituent Assembly of 1988, and has occupied various government positions focusing on economics. As deputy minister of Finance, he was part of the team leading Plano Real which succeeded in reducing inflation in Brazil. Between 1999 and 2003, he served as the Chief of Staff to President Fernando Henrique Cardoso, Minister of Planning, and led the transition team after president Luiz Inácio Lula da Silva’s election in 2002. During this period, he played an important role as Chairman of the Energy Crisis Management Chamber when he coordinated the efforts that allowed Brazil to avoid an energy crisis. During president Cardoso’s government, Mr. Parente was chairman of Petrobras’ board, the state owned oil company, later becoming its CEO in July 2016, after an invitation from president Temer. In the private sector, he served as the Chief Operating Officer for media group RBS, as chairman and CEO of Bunge Brasil and has also served on the board of directors of private and state-owned companies, including CPFL and B3.

Augusto Marques da Cruz Filho – Vice-Chairman of our Board of Directors member of Strategy and Marketing Committee and People, Governance, Organization and Culture Committees. Mr. Cruz Filho holds a PhD in Economic Theory from the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences from the Economic and Administration University of the University of São Paulo (FEA-USP) and attended development abroad at INSEAD – Institut Européen d’Administration des Affaires. Mr. Cruz Filho worked at Grupo Pão de Açúcar for 11 years holding the positions of executive officer of the company, administrative and financial officer and, for over two years, CFO, until leaving the position in 2005. Between 2005 and 2010, Mr. Cruz Filho was member of the Board of Directors and Audit Committee of B2W. Since April 2016, Mr. Cruz Filho is the Chairman of the Board of Directors of BR Distribuidora. He is also member of the Board of Directors of JSL S.A. and General Shopping.

Dan Ioschpe – Board member and member of Finance and Risk Management Committee and People, Governance, Organization and Culture Committee. Mr. Dan Ioschpe obtained his undergraduate degree in journalism from the Federal University of Rio Grande do Sul, a postgraduate degree at ESPM - SP and an MBA from the Tuck School of Dartmouth College. Mr. Ioschpe joined Iochpe-Maxion in 1986, where he held several positions until June 1996 when he left to become CEO at AGCO in Brazil. He returned to Iochpe-Maxion in January 1998 and was the CEO. In April 2014, he left Iochpe-Maxion to become Chairman of its board of directors. He is a member of the board of directors of WEG, Cosan and Marcopolo and Chairman of the board of Profarma. He is also Chairman of the board of directors of Sindipeças and Chairman of the Fórum das Empresas Transnacionais Brasileiras - FET (Brazilian Transnational Companies Forum).

Flavia Buarque de Almeida – Board member and member of People, Governance, Organization and Culture Committee and Strategy and Marketing Committee. Ms. Almeida has been an executive officer of Peninsula Capital Participações S.A. since 2013 and a board member of the Carrefour S.A. (France) and W2W E-Commerce de Vinhos S.A (wine.com.br). Ms. Almeida was a board member of Harvard University (Board of Overseers) from 2011 to 2017, GAEC S.A.-Anima Educação from 2014 to 2017, and also an independent member of the board of directors of Lojas Renner S.A. from 2011 to 2016. Between 2009 and 2013, she was a senior partner of Monitor Group (currently Monitor Deloitte). Prior to that, between 2003 and 2009, Ms. Almeida was the general director of Participações Morro Vermelho S.A., a family holding company that controls the Camargo Corrêa Group. During the years 1989 to 2003, Ms. Almeida worked at McKinsey & Company, where she was a partner. Ms. Almeida holds a degree in Business Administration from Fundação Getúlio Vargas and an MBA from Harvard Business School.

Francisco Petros Oliveira Lima Papathanasiadis – Board member, Coordinator of our Statutory Audit and Integrity Committee and member of the Finance and Risk Management Committee. Mr. Papathanasiadis is an economist and a lawyer specializing in corporate law, capital markets and corporate governance. He is the managing director of Fernandes, Figueiredo, Françoso and Petros - Sociedade de Advogados. He has worked for more than 30 years in the Brazilian capital and financial markets, in the areas of investment analysis, corporate finance and asset management, in several institutions, including Unibanco, Brasilpar and Grupo Sul América. He was vice president and president of the Brazilian Association of Capital Markets (ABAMEC - São Paulo) between 1999 and 2001 and the first Chairman of the Supervisory Council of the Association of Capital Markets Analysts and Investment Professionals (APIMEC). From July 2015 to January 2019, he was a member of the Board of Directors of Petrobras and its Statutory Audit Committee.

José Luiz Osório – Board member and member of the Quality and Sustainability Committee. Mr. José Luiz Osório has Bachelor’s and Master’s degrees in Engineering from PUC-Rio and a Master’s degree in Engineering from Stanford University in the United States. He founded Jardim Botânico Investimentos in 2003 and he has been a member of the Board of Elba Equipamentos e Serviços S.A., since 2010. He held executive positions at Bank Boston and Banco Garantia, between 1978 to 1993. In addition, he was the managing partner of investment banking at Banco Icatu (1993 – 1997), country manager at Lehman Brothers Brasil (1997-1999), executive officer of BNDES/BNDESPar (1999) and President of the CVM (2000-2002) He was member of the board of directors of Lojas Renner (2005-2007), Invest Tur (2007 – 2008), Merge and Acquisitions Committee (2013 – 2015), Banco Triângulo (2003 – 2017), MZ Group (2009 – 2018) and was member of the Advisory Council of the Millstein Center for Global Markets and Corporate Ownership, Columbia University (2013 – 2016) and Millstein Center for Global Markets and Corporate Ownership, Columbia University (2007 – 2012).

Luiz Fernando Furlan – Board member and member of the Quality and Sustainability Committee and Strategy and Marketing Committee. Mr. Furlan is a member of the board of directors of Telefônica Brasil S.A. (Brazil) and Telefónica S.A. (Spain). He was Chairman of the board of directors of Sadia S.A. from 1993 to 2002 and from 2008 to 2009, and he also occupied several different executive positions from 1976 to 1993.  He was Vice-Chairman of the board of directors of BRF S.A. from 2009 to 2011, as well as a member of the board of AMIL Participações S.A. from 2008 to 2013, AGCO Corporation (USA) from 2010 to 2017 and a member of the Advisory Board of ABERTIS Infraestruturas S.A. (Spain) from 2013 to 2015. He served as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. From 2008 to 2016, he was Chairman of the Board of Fundação Amazonas Sustentável (FAS), and since then has been an honorary member. He was also a member of the Global Commission for the Conservation of Oceans (Global Ocean Commission – USA) from 2013 to 2015 and currently is  Chairman of the board of LIDE and President of Deliberative Council of SP Negócios (appointed by the Mayor of the São Paulo City) and is a member of the Wise Group Brazil-Japan (which seeks the strengthening of strategic economic partnership between Brazil and Japan). Mr. Furlan graduated with a degree in Chemical Engineering from FEI (the Industrial Engineering School) and a degree in Business Administration from the Universidade de Santana - São Paulo.

Roberto Antônio Mendes – Board member and member of the Statutory Audit and Integrity Committee. Mr. Roberto Mendes is currently a member of the board of directors of Hermes Pardini Institute, Pottencial Insurance Company and Hapvida. He also participates in the Audit and Finance Committees of Localiza Rent a Car. He was Director of Finance and Investor Relations of Pottencial Insurance Company from 1985 to 2018 and CFO from July 2018 to January 2019. He graduated with a degree in Business Administration and Accounting Sciences from the Federal University of Minas Gerais. He attended the Executive STC of FDC and Kellogg School of Management in Chicago and the Strategy and Innovation in Business at Wharton University of Pennsylvania in 2011. He began his career in 1971 at PWC, worked at KPMG and was Controller of Valep (now Fosfertil) and Mendes Junior.

Roberto Rodrigues – Board member and member of the Quality and Sustainability Committee. Mr. Rodrigues graduated with a degree in agricultural engineering from the Luiz de Queiroz College of Agriculture of the University of São Paulo (ESALQ-USP) in 1965. He was awarded an Honorary Doctorate degree in Rural Administration from the São Paulo State University (UNESP) in 1998. Mr. Rodrigues was a professor at UNESP and member of the board of directors of Minerva S.A. from 1967 until 2017. He has been member of the Advisory Council of the Organization of Cooperatives of the State of São Paulo (OCESP) since 1990 and Coordinator of the Agribusiness Center of the Fundação Getúlio Vargas (FGV) since 2006. He was President (2006-2012) and is currently a member of the Agribusiness Council of the Federation of Industries of the State of São Paulo (COSAG FIESP). Additionally, Mr. Rodrigues is a managing partner of Agroerg Investimentos e Serviços Ltda.

Walter Malieni Júnior – Board member, member of the Statutory Audit and Integrity Committee and member of the Finance and Risk Management Committee. Mr. Malieni Junior holds a degree in Economics from Universidade Presbiteriana Mackenzie, an MBA in Capital Markets and Finance from Ibmec, a postgraduate degree in General Training for Executives from USP and a Master’s Degree in Business Administration from Universidade Presbiteriana Mackenzie. Currently, he is the CEO of BrasilPrev. Mr. Malieni has been a civil servant at Banco do Brasil since 1984, when he joined the company in the Minor Apprentice program. In addition to his most recent position as Vice President in the Wholesale Business area, he also served as Vice President of Retail Distribution and Personnel Management, Vice President of Internal Controls and Risk Management and Statutory Commercial Director of Cia. De Seguros Alliance of Brazil. His career also includes experience as a consultant to important companies such as BRF, Eletrobrás, Kepler Weber S.A, Neoenergia and Previ.

Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our bylaws require that the board of executive officers consist of a Chief Executive Officer, a Chief Financial and Investor Relations Officer and up to thirteen additional Vice Presidents, each with the designation and duties assigned by our board of directors.

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

The following table sets forth the name, position and the applicable date of appointment of each of our current executive officers.

Name	Position Held	Appointment Date	Age

Pedro Pullen Parente	Global Chief Executive Officer	June 18, 2018	66
Lorival Nogueira Luz Júnior	Global Chief Operating Officer and Interim	June 18, 2018; April 25, 2019	47
	Chief Financial and Investor Relations Officer
Vinícius Guimarães Barbosa	Operations and Procurement Officer	August 1, 2018	50

*On December 31, 2018 the Chief Financial and Investor Relations Officer was Mr. Elcio Mitsuhiro Ito who resigned on March 11, 2019. On April 25, 2019, Mr. Ivan de Souza Monteiro, who was appointed as Chief Financial and Investor Relations Officer on March 11, 2019, resigned from his position. Mr. Lorival Nogueira Luz Júnior, the Company’s current Chief Operating Officer, was appointed on April 25, 2019 as Interim Chief Financial and Investor Relations Officer.

Pursuant to Novo Mercado rules, we anticipate that Mr. Pedro Pullen Parente’s term as Chief Executive Officer will end on June 18, 2019, as he may only hold the positions of Chairman of the Board of Directors and Chief Executive Officer at the same time for a period of one year. In connection with the end of Mr. Pedro Pullen Parente’s term as Chief Executive Officer, the Company will appoint a new Chief Executive Officer. On March 28, 2019, Mr. Lorival Nogueira Luz Júnior, the Company’s current Chief Operating Officer, was named Mr. Parente’s successor as Chief Executive Officer following the end of Mr. Parente’s term.

The following is a summary of the business experience in the sector, areas of expertise and principal outside business interests of our current executive officers.

Pedro Pullen Parente — Please see “—A. Directors and Senior Management—Board of Directors” for the biographical information of Mr. Pedro Pullen Parente.

Lorival Nogueira Luz Júnior — Mr. Lorival Luz has more than 26 years of professional experience. In September 2017, he was appointed as Chief Financial and Investor Relations Officer, in April 2018, he was appointed as interim CEO. In June 2018 he was appointed Global Chief Operating Officer and, on March 28, 2019, he was named Mr. Parente’s successor as the Global CEO of the Company following the end of Mr. Parente’s term. On April 25, 2019, he was appointed as Interim Chief Financial and Investor Relations Officer. From 2013 to September 2017, he was the Vice President of Finance and Investor Relations at Votorantim Cimentos S.A. Between 2010 and 2011, he was Executive Officer of Treasury and Investor Relations at Votorantim Industrial and in March 2011 he was elected as Finance and Investor Relations Officer of CPFL Energia S.A. and subsidiaries of the CPFL Energia group. From 2008 to 2009, he was CFO and Investor Relations Officer at Estácio Participações. Prior to that, Mr. Lorival Luz worked at Citibank for 17 years, holding different positions in the Corporate and Investment Bank, Treasury, Retail Bank and Financial Control divisions. He was also Executive Officer of Treasury at Credicard and held the same position at Banco Citicard until 2008. Mr. Lorival Luz holds a degree in Business Administration at Fundação Armando Álvares Penteado - FAAP, with several specialization courses abroad.

Vinícius Guimarães Barbosa — Mr. Vinícius Barbosa graduated in Production Engineering at the Federal University of Rio de Janeiro and holds an MBA from Ibmec. He started his career as a trainee at Brahma (Anheuser-Busch Inbev), where he worked for 25 years and served in several positions in procurement, operations and logistics. He was responsible for the integration of several M&As in the supply chain department. Before joining BRF, Mr. Vinícius Barbosa was Vice-President of Operations and Logistics at Anheuser-Busch for the United States and Canada. He became our Operations and Procurement Officer in 2018.

B.                  Compensation

In 2018, the total salary paid by us to all our executive officers and the total compensation paid by us to all members of our board of directors and fiscal council for services in all capacities was R$40.1 million. In addition, the amount paid to our executive officers in 2018 as part of our profit sharing plan was R$3.7 million. The aggregate total compensation paid to members of the board of directors, fiscal council and statutory audit and integrity committee and executive officers in 2018 (including salaries, profit sharing payments, as described below, and benefits) was R$60.5 million.

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

Our executive officers are also eligible to participate in our Stock Option Plan and Restricted Stock Plan. As of December 31, 2018, a total of 898,157 stock options and restricted stock units were held by our executive officers, with a cost to our company of R$5.6 million. In 2018, a total of 730,030 stock options and shares of restricted stock were granted to our executive officers. For additional information regarding our Stock Option Plan and Restricted Stock Plan, see “—E. Share Ownership—Stock Option Plan and Restricted Stock Plan.”

The table below shows information about the options and restricted stock units granted to executive officers of BRF in previous years that are still outstanding as of December 31, 2018:

Grant	# Options / Restricted Stock Units	Grant Price(1)	Strike Price as of December 31, 2018(2)	Expiration Date

2014	42,712	R$44.48	R$55.85	April 3, 2019
2015	16,970	R$63.49	R$77.15	December 17, 2019
2016	34,180	R$46.68	R$48.87	May 30, 2022
2017 (Restricted Stock Units)	74,265	R$41.85(3)	N/A	September 30, 2019
2018 (Restricted Stock Units)	276,000	R$22.29	N/A	June 30, 2020
2018 (Restricted Stock Units)	135,000	R$20.00	N/A	June 30, 2020
2018 (Restricted Stock Units)	319,030	R$21,44	N/A	October 1, 2021
Total	898,157

(1)       The grant price refers to the average stock price at B3 of the last 20 trading days before the grant date.

(2)       Strike price updated with IPCA from January 2018 through November 2018.

(3)       The grant price refers to the stock price at B3 on the day of the grant date.

The executive officers receive certain additional benefits generally provided to employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2018, the amount paid as benefits and private pension plan to the executive officers totaled R$0.6 million.

Our executive officers and the members of our board of directors, statutory audit and integrity committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment. However, non-compete agreements may be entered into with executive officers departing the Company. In 2018, we paid severance benefits to former executive officers in the amount of R$0.1 million.

C.                  Board Practices

For information about the date of expiration of the current term of office and the period during which each member of the Board of Directors and executive officer has served in such office, see “—A. Directors and Senior Management.” For information about contracts for benefits upon termination of employment, see “—B. Compensation.”

Fiscal Council

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and the company’s external auditors, which has authority, among other matters, to supervise certain acts of management, to issue a report on the financial statements prepared by management and to give an opinion on management proposals to be submitted to general shareholders’ meetings regarding changes in the capital stock, issuance of debentures or warrants, investment plans or capital budgets, dividend distribution, transformation, merger, consolidation or demerger. The fiscal council is not the equivalent of, or wholly comparable to, a U.S. audit committee.

We have a permanent fiscal council composed of three members and their alternates who are elected at the ordinary general shareholders’ meeting, with terms lasting until the succeeding ordinary general shareholders’ meeting with reelection being permitted.

The following table sets forth information with respect to the current members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attilio Guaspari(1)	President of the Fiscal Council	April 29, 2019	72
Susana Hanna Stiphan Jabra(1)	Alternate	April 29, 2019	61
Maria Paula Soares Aranha(1)	Member of the Fiscal Council	April 29, 2019	62
Monica Hojaij Carvalho Molita(2)	Alternate	April 29, 2019	49
André Vicentini(1)	Member of the Fiscal Council	April 29, 2019	37
Valdecyr Maciel Gomes(1)	Alternate	April 29, 2019	64

(1)       Independent Member (as defined under the Brazilian Novo Mercado rules).

(2)       Mrs. Maria Paula Soares Aranha and her alternate, Mrs. Mônica Hojaij Carvalho Molina, were appointed to the Fiscal Council on April 29, 2019. From April 26, 2018 to April 29, 2019, Mr. Marcus Vinicius Dias Severini was a member of the Fiscal Council and Mr. Marcos Tadeu de Siquiera was his alternate.

Below is a summary of the professional experience and areas of activity of our current fiscal council members:

Attilio Guaspari —President of the Fiscal Council. Mr. Guaspari holds a degree in Civil Engineering and a Master’s degree in Business Sciences. He was a member of the Audit Committee of the National Development Bank – BNDES and President of the Fiscal Council and the Audit Committee of both Perdigão and BRF, with the designation of audit committee financial expert. He has extensive experience in the position of Internal Audit Committee Head, Financial Director and member of boards of directors. Mr. Guaspari qualifies as an independent member of the Fiscal Council under the Novo Mercado rules.

Maria Paula Soares Aranha – Member of the Fiscal Council. Mrs. Maria Paula Has a bachelor's degree in business from FGV-EAESP, she has a post-graduate degree in business with expertise in finance from FGVEAESP, a post-graduate degree in accounting sciences from FGV-RJ, a Master of Business Administration from Universidade de São Paulo – USP and a master’s degree in controllership and accountability from FEA/USP. She was a member of the Board of Directors of Fibria Celulose S.A. from 2013 to 2018, acting as coordinator of CAE–Committee of Statutory Audit, since its incorporation, a member of the Board of Directors of Paranapanema S.A. from 2014 to 2016, also acting as coordinator of the Non-Statutory Audit Committee of this company, a tax advisor for two years at Fibria Celulose S.A. from 2011 to 2013 and she also worked two years at Invepar S.A. from 2016 to 2018. Currently, she serves on the Audit and Risks Committee of Grupo Hapvida, acting as a specialist in risk management and financial statements. She is a certified Board Member by the ICSS-A and she participated on the commission of IBGC Risks and Control Management. She is a specialist advisor in controllership, internal controls and corporate management systems. She was an employee of Banco do Brasil from 1981 to 2007, where she worked as Executive Manager of the Controllership Board and Distribution Board. She has experience working in 28 financial institutions, promoting the creation of various models and the implementation and development of management systems. She has experience with planning, budgeting, costs, management accounting, risk management, management in bank services distribution, agency network management and terminal service.

André Vicentini — Member of the Fiscal Council Mr. André Vicentini graduated in Mechanical Production Engineer from Escola Politécnica of the University of São Paulo – USP (2003), with a specialization in ALM (Asset Liability Management) and Risk Management from the Educational Institute of BM&FBOVESPA (now B3) (2010 and 2012). From January 2009 to March 2016, he acted as Corporate Superintendent of Treasury and Financial Services of BM&FBOVESPA S.A. (now B3) and was responsible for the financial management of companies of the group, both in Brazil and abroad, in the areas of treasury, financial planning, accounts payable, accounts receivable, credit and collection. He was also responsible for the financial management of the pension plan fund, acting as Director of Investments of Mercaprev (AETQ). From September 2006 to December 2008, Mr. Vicentini acted as Manager of Financial Management of Telefônica S.A. and was responsible for the financial operations of the group in local and International markets, for cash management and protection of market risks. From September 2003 to September 2006, he acted as Financial Analyst of Perdigão Agroindustrial, and was a member of the treasury group responsible for the management of cash flow, analysis of feasibility and pricing of structured operations, derivatives and operations of foreign trade. From January 2001 to September 2003, he was a trainee at Banco Votorantim, acting in the structuring desk and pricing of products.

Statutory Audit and Integrity Committee

Our shareholders approved the establishment of the Statutory Audit Committee at our ordinary and extraordinary general shareholders’ meeting held on April 3, 2014. On November 5, 2018, shareholders at our extraordinary general shareholders’ meeting resolved to rename the committee the Statutory Audit and Integrity Committee. The Statutory Audit and Integrity Committee is composed of three to five members, a majority of whom must be independent members, one of whom cannot be a member of the board of directors and none of whom shall be an executive officer (in accordance with the independence standards of the CVM, in particular CVM Instruction No. 509/11).

The members of the Statutory Audit and Integrity Committee must be appointed by the board of directors for terms of two years, but for a total period not to exceed ten years. They are subject to removal from their positions by the board of directors at any time. The members of the Statutory Audit and Integrity Committee who are also members of the board of directors shall terminate concomitantly with his or her termination as a board member.

Our Statutory Audit and Integrity Committee complies with CVM Instruction No. 509/11 of November 16, 2011, and accordingly, allows us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Statutory Audit and Integrity committee is not the equivalent of, or wholly comparable to, a U.S. audit committee.

The following table sets forth information with respect to the current members of our Statutory Audit and Integrity Committee.

Name	Position Held	Current Position Held Since	Age
Francisco Petros Oliveira Lima Papathanasiadis(2)	Coordinator	June 14, 2018	54
Roberto Antônio Mendes(2)	Member	June 14, 2018	66
Fernando Maida Dall’Acqua(1)(2)	External Member and Financial Expert	June 14, 2018	70
Walter Malieni Júnior	Member	June 14, 2018	47
Thomas Tosta de Sa(2)(3)	External Member	January 31, 2019	80

(1)       Audit and Integrity Committee Financial Expert (as defined under the rules of the SEC)

(2)       Independent Member (as defined under the Brazilian Novo Mercado rules).

(3)       On December 31, 2018 Mr. Sergio Ricardo Silva Rosa was an external member and was replaced by Mr. Thomas Tosta de Sa on January 31, 2019.

Below is a summary of the professional experience and areas of activity of our current members of the Statutory Audit and Integrity Committee:

Please see “—A. Directors and Senior Management” for the biographical information of Mr. Papathanasiadis, Mr. Roberto Antônio Mendes and Mr. Malieni Júnior.

Fernando Maida Dall’Acqua – External Member of the Statutory Audit and Integrity Committee and its Financial Expert. Mr. Dall’Acqua holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation. He is a Professor of Economics at the School of Administration of São Paulo (Getulio Vargas Foundation) and provides consulting services to major companies on mergers and acquisitions, economic and financial valuation and macroeconomic and tax advisory services. He was the Chairman of the Fiscal Council of Grupo Pão de Açúcar and Viavarejo. He is currently a board member and chairman of the Audit Committee of ISA-CTEEP and the chairman of the Audit Committee of O Estado de São Paulo newspaper. He was the Finance Secretary of the state of São Paulo, in addition to serving as a member of the São Paulo State Privatization Council. He was director of the Project Center for Latin America and the Caribbean of the IICA/OEA.  He was also a member of the Board of Directors and the Audit Committee of Sabesp and a member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, as well as served on the Advisory Board of Grupo Pão de Açúcar. He was president of the People Bank of the São Paulo Government. He was also a Fellow at Michigan State University, U.S.A. and adviser of the World Bank for fiscal policy and credit market.

Thomas Tosta de Sa – External Member of the Statutory Audit and Integrity Committee. Mr. Tosta is an Engineering graduate from PUC-RJ and received an MBA from New York University. He is CEO of Ibmec (Brazilian Institute of Capital Markets). He also acts as coordinator of the Executive Committee of the Capital Markets Master Plan, member of the Board of Abrasca (Brazilian Association of Public Companies) and member of the Advisory Board of ABVCAP (Brazilian Association of Private Equity & Venture Capital). He is former president of the CVM (Securities Exchange Commission in Brazil) and Cosra (Securities Regulators Board of the Americas) - 1995.

For more information about the Statutory Audit and Integrity Committee, see “Item 10. Additional Information –– B. Memorandum and Articles of Association –– Statutory Audit and Integrity Committee.”

Advisory Committees for our Board of Directors

Under our bylaws, our board of directors may, for advisory purposes, set up technical or consultative committees, of a non-deliberative nature, to undertake special tasks or general activities of interest to us.

In addition to the Statutory Audit and Integrity Committee, we have other four advisory committees for our board of directors: (i) Finance and Risk Management Committee, (ii) Strategy and Marketing Committee, (iii) People, Governance, Organization and Culture Committee and (iv) Quality and Sustainability Committee. They are composed of members of our board of directors, as well as other professionals.

The People, Governance, Organization and Culture Committee is responsible for advising the board of directors in setting compensation policies and the compensation of executives and employees, provides support to the executive officers in the assessment, selection and development of top leadership, advises the board of directors in the formulation and practice of BRF culture to monitor and encourage proper behavior of leaders, and proposes actions to align the expectations of shareholders and executives. This committee is not the equivalent of, or wholly comparable to, a U.S. compensation committee.

D.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2018	2017	2016
Administration	21,839	21,189	21,346
Production	83,782	87,045	81,117
Total	105,621	108,234	102,463

All of our employees listed above are located in Brazil, except for approximately 20,739 employees in 2018 (16,028 in 2017 and 16,151 in 2016) who are located abroad, mainly in our offices and processing plants in Europe, Southern Cone, Middle East and Asia.

We do not employ a material number of temporary employees. However, during the Christmas holiday season in Brazil we contract a company that furnishes sales representatives to assist us with holiday sales.

All of our employees in Brazil are represented by labor unions and each location has a different union. The terms of our collective bargaining agreements vary in accordance with the union. In each case, however, salary negotiations are conducted annually between workers’ unions and us. The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement for a particular facility is binding on all employees, whether or not they are members of the union. In general, collective bargaining agreements are applicable to all employees of that union or region, respecting the different professional categories. In other countries, where applicable, a union represents our employees and all of them are covered by collective bargaining agreement. We believe that our relations with our employees and their labor unions are satisfactory.

We offer to our employees all legally required benefits according to each country’s laws and in some locations complementary benefits are also offered. We have competitive benefit plans for each office around the world. In Brazil, the main benefits are: (1) the private pension plan, administered by BRF Previdência (formerly BFPP – Brasil Foods Sociedade de Previdência Privada), (2) a credit cooperative that offers to the associated employee credit lines with attractive interest rates, (3) supplementary health plan that allows the employee to use the network agreements with costs subsidized by us, (4) meals, offered in our own restaurants or restaurant cards for subsidies of up to 80% by us, (5) basic consumer products granted to employees with salary of up to five times the minimum wage and 80% subsidized by us and (6) a collective insurance life policy.

We have implemented productivity incentive programs, such as the Profits and Results Sharing Program, which is available to all employees, as well as variable compensation systems linked to targets for operating and sales personnel. The purpose of those programs is to institute and regulate employee participation in our profits and results, thus encouraging improved performance, the recognition of team and individual effort and accomplishment of our targets.

E.                  Share Ownership

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Statutory Audit and Integrity Committee

As of April 17, 2019, members of our board of directors, our executive officers and members of our fiscal council (and alternates) and statutory audit and integrity committee owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Statutory Audit and Integrity Committee	Common Shares	%
Members of the Board of Directors
Pedro Pullen Parente	205,300	0.03
Augusto Marques da Cruz Filho	—	—
Dan Ioschpe	—	—
Flavia Buarque de Almeida	—	—
Francisco Petros O. L. Papathanasiadis	—	—
José Luiz Osório	—	—
Luiz Fernando Furlan	6,083,596	0.75
Roberto Antônio Mendes	—	—
Roberto Rodrigues	2	0.00
Walter Malieni Jr	—	—
Subtotal	6,376,083	0.77
Executive Officers(1)
Lorival Nogueira Luz Júnior	12,161	0.00
Elcio Mitsuhiro Ito(2)	29,645	0.00
Ivan de Souza Monteiro(2)	-	-
Vinicius Guimarães Barbos	-	-
Subtotal	41,806	0.01
Fiscal Council (and alternates)		—
Attilio Guaspari	—	—
Susana Hanna Stiphan Jabra	—	—
Marcus Vinícius Dias Severini	—	—
Marcos Tadeu de Siqueira	—	—
André Vicentini	1,200	0.00
Valdecyr Maciel Gomes	—	—
Subtotal	1,200	—
Statutory Audit and Integrity Committee(3)
Sérgio Ricardo Silva Rosa(4)	—	—
Thomás Tosta de Sá(4)	—	—
Fernando Maida Dall’Acqua	—	—
Subtotal	—	—

(1)    The other executive officer, Pedro Pullen Parente, is a member of the Board of Directors whose share ownership is already included above.

(2)    Mr. Elcio Mitsuhiro Ito resigned on March 11, 2019 and was replaced by Mr. Ivan de Souza Monteiro On April 25, 2019, Mr. Ivan de Souza Monteiro, who was appointed as Chief Financial and Investor Relations Officer on March 11, 2019, resigned from his position. Mr. Lorival Nogueira Luz Júnior, the Company’s  current Chief Operating Officer, was appointed on April 25, 2019 as Interim Chief Financial and Investor Relations Officer.

(3)    The other members of the statutory audit and integrity committee, Francisco Petros O. L. Papathanasiadis, Roberto Antônio Mendes and Walter Malieni Júnior, are members of the Board of Directors whose share ownership is already included above.

(4)     Mr. Sergio Ricardo Rosa was replaced by Mr. Thomas Tosta de Sa on January 31, 2019.

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

The current stock option plan was approved at the shareholder meeting held on April 8, 2015. This new plan replaces the stock option plan approved on March 31, 2010 and modified on April 24, 2012, March 9, 2013 and April 3, 2014.

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

As of December 31, 2018, a total of 20,941,681 options had been granted, of which 6,157,454 were outstanding and held by approximately 123 persons.  During the year ended December 31, 2018, no options were exercised. As of December 31, 2018, the weighted average strike price of our outstanding options was R$58.81 per share, and the weighted average of the remaining contractual terms was 34 months.  No individual has received a number of options for common shares that, together with the common shares owned by that individual, exceed one percent of our common shares.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 24 to our consolidated financial statements.

In addition to changes to our Stock Option Plan, our shareholders approved the Restricted Stock Plan for employees at the shareholder meeting held on April 26, 2017. The Restricted Stock Plan was modified and approved at the shareholder meetings held on May 25, 2018 and April 29, 2019. The purpose of the Restricted Stock Plan is to, among other items, stimulate the expansion, success and the achievement of the Company’s objectives, align the interests of shareholders of the Company to the plan participants and allow the Company to attract and retain eligible persons.

The Restricted Stock Plan is managed by our board of directors. As administrator of this plan, our board of directors may invite a limited number of executives to invest a sum of funds (such as profits bonus, hiring bonus and other resources not including salary) in stock of BRF or may use any other criteria deemed appropriate for the granting of restricted stock.

The total number of shares of restricted stock that may be granted under the Restricted Stock Plan shall not exceed 0.5% of the common stock, with no par value, representing the total capital stock of the Company. As of December 31, 2018, a total of 761,846 restricted stock had been granted, of which 706,820 were outstanding and held by approximately 32 persons.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The capital stock of BRF is comprised of common shares. As of April 17, 2019, we had outstanding 811,428,346 common shares, or 99.87% of our total common shares (excluding 1,044,900 common shares held in treasury), 141,688,402, or 17.44%, of which correspond to ADRs. On April 17, 2019, we had approximately 48,314 shareholders, including approximately 228 registered U.S. resident holders of our common shares (including The Bank of New York Mellon, as depositary).

Major Shareholders

The following table sets forth certain information as of April 17,2019 (except to the extent disclosed below), with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) certain other shareholders who disclose their share ownership in Brazil.

Major Shareholders	Quantity	%
Fundação Petrobras de Seguridade Social – PETROS(1)	93,514,966	11.5
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI(1)	87,187,652	10.7

(1)       These pension funds are controlled by participating employees of the respective companies.

Our major shareholders do not have differing voting rights.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2016, except as described below.

•         On February 1, 2016, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI informed us and reported to the CVM that the number of common shares issued by BRF held by the investment funds and portfolios under its discretionary management reached 87,153,652, representing 9.99% of our share capital as of February 1, 2016.

•         On March 2, 2016, Tarpon filed a Schedule 13D reporting beneficial ownership of 97,032,185 common shares, representing 12.03% of the outstanding common shares on February 29, 2016.

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

•         On February 2, 2017, GIC Private Limited informed us that its aggregate shareholding position had reached 40,467,128 common shares, representing approximately 4.98% of our share capital as of February 2, 2017.

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

•         On August 18, 2017, Standard Life Aberdeen plc. informed us that its aggregate shareholding position had reached 41,421,259 common shares and/or other securities and derivatives referred in such shares, representing approximately 5.09% of our share capital as of August 14, 2017.

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

•         On October 20, 2017, Standard Life Aberdeen plc. informed us that its aggregate shareholding position had reached 40,748,226 common shares and/or other securities and derivatives referred in such shares, representing approximately 5.02% of our share capital as of October 20, 2017.

•         On December 6, 2017, GIC Private Limited informed us that its aggregate shareholding position had reached 40,618,045 common shares and/or other securities and derivatives referred in such shares, representing approximately 4.99% of our share capital as of December 4, 2017.

•         On June 1, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 37,594,345 common shares and 3,425,202 ADRs, representing approximately 5.04% of our share capital as of May 30, 2018.

•         On June 15, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 37,508,775 common shares and 3,069,935 ADRs, representing approximately 4.99% of our share capital as of June 14, 2018.

•         On July 5, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 37,309,516 common shares and 3,413,575 ADRs, representing approximately 5.01% of our share capital as of July 3, 2018.

•         On July 13, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 36,965,486 common shares and 3,535,739 ADRs, representing approximately 4.98% of our share capital as of July 12, 2018.

•         On July 24, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 37,112,724 common shares and 3,550,231 ADRs, representing approximately 5.00% of our share capital as of July 23, 2018.

•         On August 8, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 37,147,915 common shares and 3,436,208 ADRs, representing approximately 4.99% of our share capital as of August 7, 2018.

•         On August 9, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 37,211,315 common shares and 3,436,208 ADRs, representing approximately 5.00% of our share capital as of August 8, 2018.

•         On August 10, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 37,128,021 common shares and 3,396,733 ADRs, representing approximately 4.98% of our share capital as of August 9, 2018.

•         On September 28, 2018, Tarpon informed us that its aggregate shareholding position had reached 40,229,235 common shares, representing approximately 4.95% of our share capital as of September 26, 2018.

•         On October 26, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 36,795,404 common shares and 3,881,447 ADRs, representing approximately 5.00% of our share capital as of October 25, 2018.

•         On October 30, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 36,584,167 common shares and 3,881,447 ADRs, representing approximately 4.98% of our share capital as of October 26, 2018.

•         On October 31, 2018, BlackRock, Inc. informed us that its aggregate shareholding position had reached 36,857,067 common shares and 3,823,935 ADRs, representing approximately 5.00% of our share capital as of October 30, 2018.

•         On December 6, 2018, Standard Life Aberdeen plc. informed us that its aggregate shareholding position had reached 40,485,544 common shares and/or other securities and derivatives referred in such shares, representing approximately 4.98% of our share capital as of December 5, 2018.

•         On February 12, 2019, Standard Life Aberdeen plc. filed a Schedule 13G/A reporting beneficial ownership of 39,027,817 common shares and/or ADRs, representing approximately 4.8% of our share capital.

B.                  Related Party Transactions

Consulting Services and Sales of Products

During the year ended December 31, 2017 and 2016, the Company entered into transactions with companies that are owned by members of our Board of Directors or senior management as described below. During the year ended December 31, 2018 the Company did not enter into any such transactions.

		Board Member/Officer	Amount of revenues (expenses) (in millions of Reais)
Companies	Type of transaction		2018	2017	2016
Corall Consultoria Ltda.(1)	Corall provided consulting services to BRF	Artur Tacla(2)	-	-	(1.8)
Edavila Consultoria Empresarial Eireli (“Edavila”)	Edavila provided consulting services to BRF related to international marketing and innovation	Luiz Fernando Furlan Walter Fontana Filho(3) José Carlos Reis de Magalhães Neto(3)	-	(0.5)	(0.3)
Hortigil Hortifruti S.A. (“Hortigil”)(1)	BRF sells products to Hortigil	Manoel Cordeiro Silva Filho(3)	-	-	3.5
Instituto de Desenvolvimento Gerencial S.A.(“Instituto”)(1)	Instituto provided consulting services to BRF	Vicente Falconi Campos(3)	-	(0.9)	(5.0)

(1) Entities are no longer related parties.

(2) Individual is no longer an officer.

(3) Individual is no longer a member of the Board of Directors.

Arrangements with FAF

We leased properties owned by the Francisco Xavier Fontana Foundation (“FAF”), a foundation established by members of the Furlan family, some of which are members of our board of directors. The total amount of rental payments paid to FAF was R$15.9 million and R$16.9 million for the year ended December 31, 2017 and 2018, respectively. The rent value was set based on market conditions.

Transactions with Sustainability Institutes

We are the guarantors of a loan obtained by the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in Sadia’s integration system, targeting the reduction of greenhouse gases emission. The value of these guarantees on December 31, 2018 totaled R$6.0 million.

We had a liability in the amount of R$1.3 million as of December 31, 2018 related to the fair value of these guarantees (for more details, see “Item 5. E—Operating and Financial Review and Prospects—Off-balance Sheet Arrangements”).

In addition, we had, as of December 31, 2018, a liability in the amount of R$4.7 million in other obligations with this entity in connection with our acquisition of biodigesters from the Sadia Sustainability Institute.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers (the “indemnified parties” and each, an “indemnified party”). Pursuant to these agreements, we have agreed to indemnify and hold harmless each indemnified party with respect to losses which they may be subject to in connection with any administrative or judicial proceedings in Brazil or abroad so long as the proceeding arises from their relationship with us in such role (or related roles), among other circumstances (the “covered risks”), excluded from the coverage of these indemnifications agreements any action of the indemnified parties taken with bad faith or scienter. Under the terms of these agreements, we have also agreed to either advance or reimburse expenses incurred by the indemnified parties in connection with the covered risks (including legal counsels’ fees). We have also have agreed to contract director and officer insurance coverage for acts carried out by the indemnified parties in the course of their duties. Each agreement will remain in force during and after the period of the indemnified party’s employment with us, for an indefinite period of time.  In our extraordinary shareholders’ meeting held on May 25, 2018, our shareholders approved the execution of indemnification agreements by us with current and former members of our board of directors.

C.                  Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.                  Consolidated Statements and Other Financial Information

Our consolidated financial statements are appended at the end of this Annual Report starting at page F-1, and form a part hereof.

Legal Proceedings

We are involved in certain legal proceedings arising from the regular course of business, which include civil, commercial, administrative, regulatory, environmental, tax, social insurance and labor lawsuits.

We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for probable losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions, if any. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an adverse impact on our cash flow if we are required to pay those amounts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.”

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2018, our provision for such tax proceedings was R$230.1 million, compared to R$303.4 million as of December 31, 2017.

The tax contingencies classified as probable losses involve the following main legal proceedings:

•         ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording and/or use of amounts paid in respect of the ICMS as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amount is R$100.7 million as of December 31, 2018 (R$157.0 million as of December 31, 2017).

•         PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other federal taxes, in the amount of R$125.1 million as of December 31, 2018 (R$106.5 million as of December 31, 2017).

•         Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other tax matters in a total amount of R$47.5 million as of December 31, 2018 (R$51.6 million as of December 31, 2017).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss was classified as “possible” was R$12,336.9 million as of December 31, 2018 (R$11,469.9 million as of December 31, 2017). Of this amount, R$369.6 million as of December 31, 2018 (R$370.2 million as of December 31, 2017) reflected our fair value estimate of contingent tax liabilities relating to our business combination with Sadia.

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS tax credits to offset other federal tax liabilities in the amount of R$4,363.1 million as of December 31, 2018 (R$4,001.2 million as of December 31, 2017). The increase for 2018 relates to new cases as well as to monetary indexing of existing cases.

•         ICMS: We are involved in a number of disputes related to the ICMS tax, including: (1) the alleged improper granting of ICMS tax credits generated by states of origin (known as the guerra fiscal dispute) in a total amount of R$1,724.8 million as of December 31, 2018 (R$1,690.6 million as of December 31, 2017); (2) the maintenance of ICMS tax credits on the acquisition of staple foods (cesta básica) with a reduced tax burden in a total amount of R$816.4 million as of December 31, 2018 (R$789.9 million as of December 31, 2017); (3) the absence of evidence to prove the balances of exports in the amount of R$396.2 million as of December 31, 2018 (R$333.8 million as of December 31, 2017); (4) a new tax assessment notice related to the offset of tax benefit credits (“PRODEPE”) in the amount of R$288.1 million; and (5) R$2,062 million as of December 31, 2018 (R$1,946.1 million as of December 31, 2017) related to other tax lawsuits regarding ICMS, as described further in the second bullet point below.

•         Other cases include an assessment notice received on December 2015 by the State of Paraná (SISCRED), requiring partial reversal of ICMS credit in the amount of R$ 340.9 million as of December 31, 2018 (R$339.6 million as of December 31, 2017). The matter addresses several items, including “guerra fiscal,” credit for use and consumption material and presumed undue credit on meat and imports. Following an appeal by the Company, the credit was partially recognized on December 20, 2018. Because of this partial favorable decision, the probability of loss was reclassified as of December 31, 2018: R$139 million as possible (R$98.7 million as of December 31, 2017), R$2.5 million as probable (R$ 20.4 million as of December 31, 2017) and R$199.4 million as remote (R$220.4 million as of December 31, 2017). The Company is currently waiting for the final administrative judgement in this case.

•         Profits earned abroad: We were assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad. The total amount is R$524.5 million as of December 31, 2018 (R$506.3 million as of December 31, 2017). We have presented our defense based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation. One of the cases was closed in 2017 with a favorable decision for us. Part of the assessment was canceled. We will continue to address the remaining cases in the judicial system.

•         Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. In addition, on February 5, 2015, BRF received a tax assessment notice related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30% when it incorporated one of the group’s entities during calendar year 2012. The judgment of our appeal to the superior administrative court remains pending. The income tax and social contribution disputes total R$1,311.1 million as of December 31, 2018 (R$1,276.4 million as of December 31, 2017).

•         IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes in the amount of R$445.1 million as of December 31, 2018 (R$441.7 million as of December 31, 2017).

•         Social security charges: We are involved in disputes related to social security charges allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$244.5 million as of December 31, 2018 (R$262.9 million as of December 31, 2017).

•         Other contingencies: We are involved in other tax contingencies involving a variety of matters, including cases related to the requirement of a fine of 50% of the amount of PIS/COFINS and IRPJ compensation not ratified but pending final judgment before the compensation proceedings, the tax basis for calculating social contribution on net income, tax assessment notice referred taxes on services, IPTU, import tax, IOF as well as an isolated fine resulting from alleged inaccuracies in EFD (accessory obligation) totaling R$449.3 million as of December 31, 2018 (R$190.0 million as of December 31, 2017).

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Contingent Assets:  Exclusion of VAT (ICMS) from PIS and COFINS Tax Base

On March 15, 2017, the Supreme Court decided in the judgment of the Extraordinary Appeal (“RE”) No. 574.706/PR, brought by the Import, Export and Oil Industry (“IMCOPA”), that the amount of ICMS levied on the sale of products or services should not be included in the taxable base of PIS/COFINS. The Brazilian government made a final appeal which is pending with the Court.

As of December 31, 2018, the Company has a contingent asset estimated at R$954.6 million, corresponding to PIS/COFINS values collected in the past, including ICMS in the calculation basis. In addition, the Company has other lawsuits addressing the same issue filed by merged companies, with favorable decisions, whose amounts are already being determined and will be recognized upon final decision.

Labor Proceedings

On December 31, 2018, we were involved in 16,520 labor claims in the total amount of R$863.6 million (amount includes risks deemed “remote”, “possible” and “probable”), compared to R$1.035 billion as of December 31, 2017. These cases are mainly related to overtime, time spent by employees when changing clothes for uniforms, work-related travel time, rest breaks, article 253 of the Labor Code (Consolidation of Labor Laws), illnesses allegedly contracted at work and work accidents. Labor claims are being processed mainly at the Brazilian lower court level and our provisions for “probable” losses from these labor claims are recorded in the amount of R$468.6 million on December 31, 2018, compared to R$691.7 million on December 31, 2017. These provisions were recorded based on our past historical payments and the opinions of our legal counsel.

Included in these proceedings is a series of lawsuits filed by the Public Ministry of Work and Union related to overtime, mandatory rest breaks and other labor-related issues. Of the 115 cases pending, some have no assigned value and the largest has a value of approximately R$29.4 million, which is included in the total amounts disclosed above as of December 31, 2018.

Civil, Commercial and Other Proceedings

As of December 31, 2018, we were defendants in 4,201 civil, commercial and other proceedings (administrative, environment, regulatory and other matters) amounting to total claims of R$2.223 billion (such amount includes risks deemed “remote,” “possible” and “probable”). We were defendants in several civil, commercial and other proceedings related to, among other things, alleged breach of contracts, alleged breach of civil and commercial law, traffic and other accidents, consumer claims and alleged infringement of environmental and regulatory standards. We have recorded provisions for probable losses in the amount of R$282.0 million in connection with our pending civil, commercial and other proceedings as of December 31, 2018. We recorded these provisions based on our historical payments and on the opinions of our legal counsel.

The most significant of these civil, commercial and other proceedings are described below. We are involved, or may become involved, in other legal proceedings from time to time and the amounts involved in certain of those other proceedings could be substantial.

On May 18, 2001, a declaratory action together with a condemnatory request was filed by Texaco do Brasil S/A Produtos de Petróleo (currently Ipiranga Produtos de Petróleo S/A), where the plaintiff claimed that Perdigão Alimentos S/A (currently BRF) did not comply with the three contracts set between the parties (the Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales, the Share Purchase and Sale Contract and Resale Promise and the Private Instrument of Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales). Such contracts were related to the structuring and acquisition of common and preferred shares of Perdigão Amazônia S.A, whose project would be financed by Texaco via tax incentives. The case ended with an unfavorable decision against BRF, ordering the company to indemnify Ipiranga for the damages related to the project. Although the damages are currently subject to an expert evaluation, we recorded a provision  with respect to this dispute, which is based on the opinion of a valuation and accounting expert.

On October 6, 2004, a public civil action was filed by the Federal Public Prosecutor Office seeking moral and material damages resulting from the integrated production contracts executed with public resources of an agricultural fund. BRF was ordered to pay an award with respect to the material damages, but this decision was suspended by the Court of Appeals. BRF filed an appeal to the Superior Court of Justice and, since September 8, 2015, the admissibility of such appeal has been pending. Based on the report of our outside counsel, we have not included any provision for this lawsuit regarding the material damages (the amount of which will be determined in a future procedure).

In 2008 and 2012, the Federal Public Prosecutor’s Office filed two public civil actions in order to obtain a judicial decision compelling us not to use overweight trucks on federal highways and sought indemnification for collective damages. Both cases resulted in favorable decisions for us in the Court of Appeals and Superior Courts, with no provisions recorded. In 2018, the Federal Public Prosecutor’s Office filed a third class action with similar claims, but based on a different cause of action. This case has not yet been ruled on.

On August 20, 2008, the Federal Public Prosecutor’s Office filed a public civil action against BRF due to alleged damages to consumers related to the excess of water absorbed by the chicken products manufactured at Francisco Beltrão/PR and Dois Vizinhos/PR. The Public Prosecutor Office requests indemnification for all consumers individually who acquired products with any quality issues related to water in excess, as well as publicly disclose the problems via newspaper, radio and other means. After an unfavorable judgment was issued ordering the defendants to indemnify the consumers about the irregularity of the products, pay R$700.0 thousand as collective damages and publicly disclose a message describing the matter via local media (newspaper, radio and other means), BRF and the other defendants filed their respective appeals and the Court of Appeal rejected them in 2011. On January 30, 2012 BRF filed an appeal to the Superior Court. The case is currently awaiting judgment at the Superior Court. We recorded a provision with respect to this dispute based on the opinion of our legal advisers. On January 28, 2009, Valore Participações e Empreendimentos Ltda e Ama Participações e Empreendimentos filed an execution proceeding based on extrajudicial title requesting the payment of the fifth and sixth installments (R$79.9 million) of its industrial plant sales contract signed with BRF. The lower court dismissed the claim based on lack of title. The decision was remanded to the lower court by the Court of Appeals. BRF filed an appeal to the Superior Court, and, since June 2, 2016, the appeal has been pending.

On October 1, 2009, we received an environmental infraction notice for allegedly not complying with licensing conditions related to air condenser equipment and gas tank installation and constructing buildings in a permanent preservation area. The value of the fine on the date of the assessment was R$811.0 thousand. An administrative appeal is pending in this proceeding.

On September 21, 2011, the Association of the Villagers of Paraíba and Mudau River Ares filed an action seeking indemnification for moral and material damages due to the “Açude das Nações” dam rupture. The case is in the pre-trial phase and evidence is being produced. This action is still at its preliminary stages and we have classified the risk of loss as possible, with no provisions recorded. The amount at issue in the case is currently estimated to be R$111.7 million.

On December 7, 2011, we executed a consent agreement with the public prosecutors’ office of the Rio Grande do Sul State. Their objective is to fill the non-vegetated areas and provide adequate soil cover with native tree species. In addition, they are seeking to minimize the effects of erosion near the facility located in Lajeado. Satisfaction of the TAC is in progress and an evaluation of the evidence is pending.

On February 06, 2012, Agro Avícola Rizzi Ltda. filed a lawsuit against BRF seeking damages for losing the SIF 665 registration and for the termination of the agreement that led to its financial collapse. On March 20, 2019, the lower court dismissed the requests made by Agro Avícola Rizzi. The plaintiff may still appeal to the Court of Appeals and Superior Courts. Since the decision is not final and conclusive, we have classified the risk of loss as possible, with no provisions recorded and the amount at issue in the case is currently estimated to be R$281.5 million.

BRF and WJ Produtos Alimentícios Ltda. (“WJ”) had a leasing contract for an industrial plant, which was terminated by BRF. On April 11, 2012, WJ filed an action to require BRF to comply with the leasing contract and to pay an early termination fine of R$3.7 million and material damages of up to R$5 million. The expert report indicated that the industrial plant was destroyed and calculated a loss value of R$28 million. The case is awaiting final judgment. We believe we are not responsible for the damages caused to the industrial plant and we have classified the risk of loss as possible, with no provisions recorded. The amount at issue in the case is currently estimated to be R$85.3 million.

On October 10, 2013, an action for damages was filed by Attilio Fontana’s heiresses in order to require BRF to pay damages for the destruction and/or concealment of SADIA S.A.’s statutory books. Such books were not exhibited in the preliminary proceeding, which would have prevented the plaintiffs from discovering eventual illegal donations made by Mr. Fontana to his other heirs and their other siblings. On December 12, 2018, the case was dismissed on the grounds that the lack of the statutory books did not cause any harm to the plaintiffs since they could investigate the existence of potential illegal donations through other statutory documents that were available to them. The plaintiffs filed an appeal to the Court of Appeals and BRF will present its defense. Since the decision is not final and conclusive, we have classified the risk of loss as possible, with no provisions recorded.

In the last few years, BRF have been sued by ex-carriers seeking indemnification for the absence of the previous payment for road toll fees, as established under Brazilian federal law. BRF currently has seven ongoing cases related to this matter: three cases have initially resulted in unfavorable decisions for us, two cases were initially dismissed without prejudice and two cases are pending decisions. For all seven cases, we recorded a provision with respect to the disputes based on the opinion of our legal advisers.

On October 17, 2013, Mr. Marcus Macedo Cazarré filed an indemnification action as a result of the alleged exploitation of his Patent MU 8300298-7 by BRF in the biodigesters used in farms. Mr. Cazarré requested damages of over R$300.0 million. An expert report favorable to BRF was issued, which indicated that there was no violation of Mr. Cazarré’s patent. On September 22, 2017 the lower court judge dismissed the requests made by Mr. Cazarré. On December 1, 2017 Mr. Cazarré filed an appeal and BRF presented its counterarguments on February 02, 2018. On June 20, 2018 the Court of Appeals ruled and granted the appeal on the merits and, therefore, the trial decision was overturned. As a result, Mr. Cazarré’s requests were granted and BRF was ordered to pay material damages (in an amount to be calculated in the execution proceedings) and R$150,000 for moral damages.  On February 20, 2019, BRF filed an appeal to the Superior Court, and on March 27, 2019, Mr. Cazarré responded to such appeal. BRF’s appeal remains pending. We have classified the risk of loss as possible, with no provisions recorded for this case.

On April 24, 2014, we executed a consent agreement with the public prosecutors’ office of the State of Goiás because of irregularities in the ground activity resulting from approximately 300 tons of solid material, which did not have proper treatment in the facility located in Rio Verde. Satisfaction of the TAC is in progress.

On April 30, 2014, we received an environmental infraction notice for allegedly improperly disposing of certain waste. The value of the fine on the date of assessment was R$7.0 million. BRF presented an administrative defense in this proceeding, which is currently pending with the court.

On August 22, 2014, Transfood Logística filed a lawsuit against BRF seeking moral and material damages resulting from the termination of contracts between them. After BRF’s defense on October 30, 2014, oral evidence was produced and several witnesses were heard. Both parties then filed their closing statements and, since April, 19 2017, the case has been pending. As an award has not yet been rendered, we have not made provisions for this case. The amount at issue in the case is currently estimated to be R$74.8 million.

On March 24, 2014, we signed a TAC with the Consumer Protection Agency of the Municipality of Rio de Janeiro (Procon Carioca) due to problems with the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, we paid a fine of R$150,000 and assumed other obligations that have already been fulfilled by us. On October 23, 2014, the Consumer Protection Agency of the State of Rio de Janeiro (Procon Estadual) filed a civil action against BRF related to a similar claim with respect to the distribution of skimmed milk. In May 2016, a judgment was issued recognizing that BRF had diligently taken all necessary actions to mitigate damages on this case, including signing a TAC on the matter. Nevertheless, the lower court determined that any consumers that manage to prove they suffered material losses as a result of the milk shall be reimbursed. The PROCON Estadual appealed the decision and their appeal was dismissed, but they made a Special Appeal which was granted and BRF was ordered to pay R$100,000. The case currently awaits judgment in the Superior Court of Justice following BRF’s appeal.  We recorded a provision with respect to this dispute based on the opinion of our legal advisers.

On October 23, 2015, Perdue Foods LLC (“Perdue”) filed an enforcement lawsuit against BRF. Perdue sought to order BRF to comply with the obligations assumed in the Coexistence Agreement, as amended, entered into by both parties related to the trademarks of Perdue and Perdix. In the event that BRF does not comply with these obligations, Perdue also seeks the imposition of a daily fine, in the amount of R$50,000 for each day of delay. BRF has presented its defense in the case and the case is currently pending in the lower court. Concurrently, the parties are assessing the possibility of entering into a new Coexistence Agreement and settling the case. Since the enforcement lawsuit has no measurable economic value, no provisions have been recorded for these proceedings.

On August 20, 2015, a city councilor filed a popular action against BRF in connection with alleged irregularities identified on a competitive bid for the supply of school meal to the Municipality of São Paulo. We have filed our defense. This case is awaiting the beginning of the expert evidence ordered by the judge. We have classified the risk of loss as possible, with no provisions recorded.

On September 18, 2015, we executed a consent agreement with the public prosecutor office of the state of Rio de Janeiro State in order to restore the environmental license of the facility located in Duque de Caxias. Satisfaction of the TAC is in progress.

On December 14, 2015, the Public Prosecutors’ Office of the State of Pernambuco filed a public civil action against BRF in connection with alleged irregularities identified on dairy products sold by BRF. On March 19, 2019, the plaintiff’s claims were partially granted and BRF was ordered to: (i) pay damages in the amount of R$1 million; (ii) under the penalty of payment of a R$5 million fine for each instance of non-compliance, (a) recall the batches of sausages that present risk to consumers’ health and (b) provide a public notice regarding such recall through the company’s website and social media; (iii) publish the trial court decision in a newspaper of general circulation in the city of Recife, under the penalty of a R$1 million daily-fine for non-compliance; and (iv) pay 50% of the court fees. BRF may still appeal this decision to the Pernambuco Court of Appeals and Superior Courts. Since the decision is not final and conclusive, we have classified the risk of loss as possible, with no provisions recorded.

On March 11, 2016, we received an environmental infraction notice from the APA Estadual Chapada dos Guimarães conservation unit for allegedly failing to comply with legal requirements related to deforestation activities. The fine on the date of assessment was R$5.0 million. BRF presented an administrative defense in this proceeding and the lower court reduced the fine to R$1.0 million. An administrative appeal is pending in this proceeding.

On March 14, 2016, a public civil action was filed by Abracon-Saúde – Associação Brasileira de Defesa dos Consumidores de Plano de Saúde, an association for health insurance customers, seeking to require BRF to insert the following warning on the package of its products: “CONTAINS GLUTEN – gluten is harmful to celiac patients” or another similar alert to demonstrate how gluten can be harmful to consumers. After BRF presented its defense, a judgment was issued on September 14, 2016 ordering BRF to include said information on the package of all of its products that contain gluten. BRF appealed the decision in October 2016 and the case is currently pending trial at the State Court of Appeals of Mato Grosso do Sul. No substantial provisions were deemed necessary for this proceeding.

On April 4, 2016, we executed a consent agreement with the public prosecutor office of the Goiás State in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the “Córrego Lageado” by the Jataí facility. Satisfaction of the TAC is in progress, pursuant to which the Company will implement its environmental remediation.

On October 11, 2017, the Public Prosecutor’s Office of Rio Grande do Sul filed a public civil action requesting that BRF restore native vegetation at BRF’s property in Porto Alegre. The case is in its preliminary stages.

On March 22, 2018, we executed a consent agreement with the environmental agency of the Minas Gerais state in order to restore the environmental license of the farm called “Granja C” located in Uberlândia. Satisfaction of the TAC is in progress, pursuant to which the Company will maintain its operations until the license is issued.

On May 9, 2018, the Public Prosecutors’ Office of the State of Pernambuco filed a public civil action against BRF in connection with alleged irregularities identified in meat products (sausages) sold by BRF. The plaintiff requested a preliminary injunction, which is still pending, to order BRF to suspend the sale of its meat products each time the Ministry of Agriculture identifies new irregularities, under the penalty of payment of a $5 million fine for each instance of non-compliance. BRF has not yet been served with this case. We have classified the risk of loss as possible, with no provisions recorded.

BRF also has potential regulatory liabilities corresponding to 1,068 cases, with a total provision of R$28.2 million (probable losses) as of December 31, 2018. The cases refer to MAPA fines for alleged noncompliance with the sanitary legislation and, individually, they do not represent significant losses. These fines are a result of routine inspection of the quality processes by the MAPA. The cases are addressed directly with the MAPA, and when BRF does not successfully defend against these penalties, the payments are provided to the MAPA, or BRF may initiate legal proceedings to attempt to nullify the penalties imposed.

On March 14, 2019, the TCA announced a decision regarding its investigation into Banvit and other producers for alleged anticompetitive practices in connection with chicken meat production in Turkey. The TCA imposed an administrative fine of TRY 30,518,617.48, or approximately U.S.$5.2 million, against Banvit. BRF will record an expense in its results of operations in the first quarter of 2019, corresponding to Banvit’s obligation to pay the administrative fine, even though the decision remains subject to appeal. The period covered by the investigation largely preceded BRF’s acquisition of Banvit.

Carne Fraca Operation

Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation.” The investigation involves a number of companies in the Brazilian industry and, among other things, includes allegations relating to food safety, quality control and misconduct related to improper offers and/or promises to government inspectors.

On March 17, 2017, we learned of a decision issued by a federal judge of the state of Paraná authorizing the search and seizure of information and documents from us, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained (both of whom have been released) and three others were identified for questioning (of which only two were questioned).

In addition, our Mineiros plant was temporarily suspended by the MAPA on March 17, 2017, so that MAPA could conduct an additional audit on its production process. After conducting an audit, the MAPA authorized the Mineiros plant to resume operations as of April 8, 2017. The Mineiros plant reopened on April 10, 2017 and resumed its operations on April 11, 2017.

On April 15, 2017, the Brazilian Federal Police issued a report on the investigation and recommended charges against three BRF employees. On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed charges against two BRF employees (one of our regional manufacturing officers and one of our corporate affairs managers).

In June 2018 the Company learned of an administrative proceeding commenced by the Comptroller General of the Union (“CGU”), which is primarily related to alleged irregularities in the relationship between BRF employees and government inspectors from the MAPA at BRF’s plants located in: Rio Verde (State of Goiás), Mineiros (State of Goias), Uberlândia (State of Minas Gerais) and at the Paranagua Harbor (State of Paraná). This administrative proceeding remains pending.

                On January 22, 2018, the Attorney General’s Office of the Third District of the State of Goiás filed a complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation, who is a current member of our corporate engineering team, and the former head of quality control at our Mineiros plant, who was dismissed on August 16, 2016. Both of them were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. According to the Attorney General’s Office of the Third District of the State of Goiás, laboratory tests (dripping tests) have detected excessive levels of water absorbed by the chicken products collected by authorities at our Mineiros plant. The Attorney General’s Office of the Third District of the State of Goiás alleges we produced chicken products with higher quantities of water than the limits permitted by the MAPA, with potential damages to customers, considering they would potentially be acquiring chicken meat products with a weight lower than that indicated on the packaging, since part of the weight of the frozen chicken would consist merely of water contained therein. The complaint does not contain any allegations of corruption.

BRF informed certain regulators and governmental entities of the Carne Fraca Operation, including the SEC and the U.S. Department of Justice. BRF is cooperating with the authorities.

BRF’s Statutory Audit and Integrity Committee initiated an investigation with respect to the allegations involving BRF employees in the Carne Fraca Operation, CGU proceedings, and related conduct with the assistance of outside counsel. Following this initial investigation, the Statutory Audit and Integrity Committee started a new internal investigation to address the allegations related to the Trapaça Operation, as described below. The  internal investigations remain ongoing with the assistance of outside counsel. The effects of the Carne Fraca Operation had operational consequences for us, as we incurred expenses in the amount of R$157.5 million recorded in the other operating expenses, such as media and communication expenses, law firms, freight, storage, provision for losses in inventories, among others in the amount of R$80.3 million and inventory losses, arising from closed external markets and/or blocked products in the amount of R$77.2 million, recorded in the first half of 2017.

For information about the risks related to this investigation, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.”

Trapaça Operation

On March 5, 2018, BRF learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents from us and certain current and former employees and the temporary detention of certain individuals.  In what media reports have identified as the “Trapaça Operation,” eleven current and former employees of BRF were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens. All such current and former employees have been released from custody, but all such current employees are on leaves of absence from BRF. A number of other BRF employees and former employees were identified for questioning. The primary allegations in the Trapaça Operation involve alleged misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs.

On October 15, 2018, the Brazilian Federal Police issued the final report on the investigation of the Trapaça Operation accusing forty-three people, among which twenty-three are BRF employees or former employees, including former Chief Executive Officer Pedro Faria, former chairman of the board of directors Abilio Diniz, and three former vice presidents. All such current employees are on leaves of absence from BRF. Allegations against these senior employees generally focused on communications relating to alleged dioxin contamination. Since then, the police investigation has been under review by the Brazilian Federal Prosecutor responsible for the case to determine whether or not to present criminal charges.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 other BRF plants to the European Union on March 15, 2018. This precautionary suspension was lifted on April 18, 2018 by MAPA. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and, therefore, our results of operations may be further adversely affected if we are not able to direct excess production capacity resulting from such suspension to other markets at similar prices or margins.

BRF informed certain regulators and governmental entities of the Trapaça Operation, including the SEC and the U.S. Department of Justice. BRF is cooperating with the authorities. BRF’s Statutory Audit and Integrity Committee has initiated an investigation with respect to the allegations and related conduct involving BRF employees in the Trapaça Operation. The investigation involves outside counsel and is still in progress. The effects of the Trapaça Operation already had operational consequences for us, as we incurred expenses in the amount of R$78.9 million for the year ended December 31, 2018 with respect communication, legal and other expenses.

The outcome of the Trapaça Operation may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities which may have a material adverse impact on our results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

See “Item 3.—D. Risk Factors— Risks Relating to Our Business and Industry—Health risks related to our business and the food industry could adversely affect our ability to sell our products. We have been recently subject to significant investigations relating to, among other things, food safety and quality control.”

U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed in the U.S. Federal District Court in the Southern District of New York. On July 2, 2018, the Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action. On August 31, 2018, the Lead Plaintiff filed an amended class action complaint. On December 5, 2018, the Lead Plaintiff filed a second amended complaint. The second amended complaint seeks to represent all persons and entities who purchased or otherwise acquired BRF ADRs during the period from April 4, 2013, through and including March 2, 2018, alleging, among other things, that BRF and certain of its officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. A motion to dismiss briefing has been stayed pending the determination of Lead Plaintiff’s motion to amend the second amended complaint, which was filed on April 1, 2019. Because this lawsuit is in its early stages, we believe the possible loss or range of losses, if any, arising from this litigation cannot be estimated. In the event that this litigation is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome would not have a material impact on us.

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

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares since 2016 on a per share basis in reais.

Year	Description	Payment Date	Amounts per Share in Reais	U.S.$ Equivalent per Share at Payment Date
2016	Interest on shareholders’ equity	August 15, 2016	0.64	0.20
2017	N/A	N/A	—	—
2018	N/A	N/A	—	—

The following table sets forth total dividends and interest on shareholders’ equity paid in each year presented below:

Year	Total Dividends and Interest on Shareholders’ Equity (in millions of reais)
2016	513.2
2017	—
2018	—

Any decision to declare and pay dividends and/or interest on shareholders’ equity in the future will be made at our discretion and will be subject to our continuing determination that such payments are in the best interests of our shareholders and are in compliance with all laws and agreements to which we are subject.

Amounts Available for Distribution

The section of this form entitled “Item 10. Additional Information––B. Memorandum and Articles of Association––Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law. See “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity” under Item 10.

B.                  Significant Changes

None.

ITEM 9.            THE OFFER AND LISTING

A.                  Offer and Listing Details

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE. On December 31, 2018, there were 811,416,022 common shares issued and outstanding (excluding 1,057,224 common shares held in treasury), and there were 23,627,702 ADRs outstanding, representing 15.22% of our outstanding common shares.

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

Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has trading sessions, from 10:00 a.m. to 5:00 p.m. local time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:30 p.m. to 6:00 p.m. local time. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by the B3.

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

•         The Bovespa Mais;

•         The Bovespa Mais Level 2;

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

As a company listed on the Novo Mercado and subject to its regulations, we agreed, among other things, to:

•         maintain a share capital structure composed exclusively of common shares;

•         ensure the free float of shares representing at least 25% of our total outstanding share capital or 15%, in case of average daily trading volume greater than R$25 million;

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

•         in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined according to CVM and Novo Mercado rules;

•         present an annual balance sheet prepared in accordance with, or reconciled to, IFRS;

•         establish a maximum of two-year term for all members of the board of directors;

•         require that at least 2 members or 20% of our board of directors, whichever is greater, consist of independent directors; and

•         submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies involving our company, members of our board of directors, board of executive officers, fiscal council and statutory audit and integrity committee or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and rules, our bylaws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

All members of our board of directors and board of executive officers executed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the Novo Mercado rules.

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

On December 31, 2018, our additional paid-in capital was R$12,553,417,953.36, which is composed of 812,473,246 book-entry shares of common stock without par value. The Board is authorized to increase our capital stock to 1 billion common shares.

Corporate Purpose

Article 3 of our bylaws provides that our corporate purpose consists of:

•         the manufacture, sale, in the retail and wholesale sector, and transaction of business relating to food in general, particularly animal protein by-products and food items that use the cold chain for support and distribution;

•         the manufacture and sale of animal feed, nutrients and food supplements for animals;

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

Rights of Common Shares

At our shareholders’ meetings, each share of our common stock is entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 33.3% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 41 of our bylaws.

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

Meeting of Shareholders

Under the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within four months of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting. The election of our board members typically takes place at the annual shareholders’ meeting, every two years, although under Brazilian Corporation Law it may also occur at an extraordinary shareholders’ meeting. Members of the fiscal council (conselho fiscal) may be elected at any shareholders’ meeting.

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

•         authorization to delist from the Novo Mercado, as well as the approval of the waiver of the presentation of the Public Offer of Purchase of Shares in such circumstances; and

•         authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.

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

•         approve our dissolution; and

•         approve our merging into another Brazilian company.

A quorum smaller than the quorum established by the Brazilian Corporation Law may be authorized by the CVM for a public company with widely traded shares and that has had less than half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Elimination of or amendment to limit shareholders’ rights under Article 41 of our bylaws, which requires any shareholder who becomes the holder of 33.3% or more of our total capital stock to effect a public offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting.

Notice of Shareholders’ Meetings

Under the Brazilian Corporation Law, notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de Santa Catarina, the official newspaper of the State of Santa Catarina, and in another widely circulated newspaper in the same state, which is currently the Valor Econômico.

Notices of shareholders’ meetings must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. Under the Brazilian Corporation Law, the first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, under our bylaws and CVM Instruction No. 559 of March 27, 2015, Brazilian issuers of depositary receipts, such as our company, must call their shareholders’ meetings not less than 30 days prior to the meeting in the first call, and no later than eight days before the date of the meeting on the second call. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM can become familiar with, and analyze, the proposals to be submitted at the meeting and, if applicable, inform the company, up to the end of the suspension period, about the reasons why it believes that a proposed resolution violates legal or regulatory provisions.

Location of Shareholders’ Meetings

Our shareholders’ meetings take place at our head offices in the City of Itajaí, State of Santa Catarina. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the same city in which the company’s head office is located and the relevant notice includes a clear indication of the place where the meeting will occur.

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

•         shareholders holding at least 5% of our common shares if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting to approve the creation of a fiscal council; and

•         our fiscal council, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Conditions of Admission

Our shareholders may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy holder must be either a shareholder, a corporate officer, a lawyer or, in the case of a publicly traded company, such as our company, a financial institution. An investment fund shareholder must be represented by its investment fund officer or by a proxy holder.

Pursuant to our bylaws, to ensure the efficiency of the works during our shareholders’ meetings shareholders attending a shareholders’ meeting are required to deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares. Notwithstanding the above and in accordance with Brazilian Corporation Law and our bylaws, shareholders who are able to make proof of their status as shareholders of the Company may participate and vote at our shareholder meeting.

In addition, shareholders may vote by sending the distance voting form or by public request for proxy made available by the Company, duly filled and signed directly to the Company at Avenida das Nações Unidas, 8.501, 1°. Floor, Zip Code 05425-070, São Paulo – SP – Brazil to the attention of the Corporate Legal Department, with copies of the following documents:

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

It is not mandatory to notarize the signature on the distance voting form. Corporate and proxy documents of legal entities and investment funds in foreign languages shall be notarized and officially translated.

The holders of ADRs will be represented by The Bank of New York Mellon, in its capacity as a depository institution within the terms of the Deposit Agreement signed with the Company.

Shareholders may also vote by means of instruction transmitted to the Company’s bookkeeping agent. This option is aimed exclusively to shareholders whose shares are kept with the bookkeeping agent and that are not held in the central depositary.

Shareholders with shares which are not held in the central depositary and who choose to exercise their voting right through service providers may transmit their instructions to the bookkeeping agent of the shares issued by BRF, in accordance with the service provider’s rules. Shareholders should contact the bookkeeping agent and verify the procedures it has established for distance voting form along with the documents and information it requires to exercise this service.

The shareholders whose shares are deposited in the central depositary of the B3 and who choose to exercise their voting right through service providers should transmit their instructions to the respective custodian agents, in line with their rules, which, in turn, will forward these voting instructions to the central depositary of the B3. This option is aimed exclusively at shareholders whose shares are in the custody of the B3. Voting will be exercised by the shareholders according to the procedures adopted by their custodian agents.

Board of Directors

Under our bylaws, our board of directors is composed of nine to eleven members. The members of our board of directors are elected at the shareholders’ meeting for a period of two years and may be reelected. Our bylaws do not contemplate alternates to board members. At least 2 of the directors or 20% of the board of directors, whichever is greater, must be independent (as defined in the Novo Mercado rules). The Board of Directors must annually assess and disclose the independent board members and describe any event that may compromise their independence. There is no mandatory retirement age for our directors. In case of any vacancy, the remaining members will nominate an alternate director who will serve until the next shareholders’ meeting, when shareholders shall elect another director to serve for the remaining term of office. If more than 1/3 of the seats on the board of directors are vacant at the same time, then an extraordinary shareholders’ meeting shall be called within 30 days counted from such vacancy event to elect the substitutes for such positions, who will serve for a term of office coinciding with the term of the other members.

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

The Brazilian Corporation Law sets forth that a cumulative vote system must be made available upon request of shareholders representing at least 10% of our voting share capital. The cumulative vote system entitles each share held by a shareholder to as many votes as there are members of the board of directors and to give each share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates. Whenever the election has been carried out by the cumulative vote process, the dismissal of any member of the board of directors by the shareholders’ meeting will imply the dismissal of all other members, and a new election shall be held.

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

At the Company’s Ordinary and Extraordinary General Meeting held on April 26, 2018, a cumulative voting system was adopted for the election of our board members, pursuant to CVM instruction. However, in a decision published on November 8, 2018, after an appeal that was presented by the Company, CVM overruled this decision and agreed that the votes cast for the election of our board members should be considered effected under a slate-based voting system.  See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors”

Board of Executive Officers

Our bylaws provide for a board of executive officers composed of at least two and no more than 15 members, one of which is the Global Chief Executive Officer, one of which is the Chief Financial and Investor Relations Officer and all other members as Vice-President. The titles and duties of the remaining executive officers are proposed by the Global Chief Executive Officer to the Board of Directors.

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company.

In accordance with the Novo Mercado rules and our bylaws, the position of Chairman of the Board of Directors and Chief Executive Officer may not be occupied by the same individual, except in the event of a vacancy in the position of Chief Executive Officer, in which case, the company should: (i) disclose the occurrence of an individual holding both positions as a result of the vacancy; (ii) disclose, within 60 days, counted from the vacancy, the measures taken to end any such occurrence; and (iii) end any such occurrence within one year.

Pursuant to Novo Mercado rules, we anticipate that Mr. Pedro Pullen Parente’s term as Chief Executive Officer will end on June 18, 2019, as he may only hold the positions of Chairman of the Board of Directors and Chief Executive Officer at the same time for a period of one year. In connection with the end of Mr. Pedro Pullen Parente’s term as Chief Executive Officer, the Company will appoint a new Chief Executive Officer. On March 28, 2019, Mr. Lorival Nogueira Luz Júnior, the Company’s current Chief Operating Officer, was named Mr. Parente’s successor as Chief Executive Officer following the end of Mr. Parente’s term.

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

Members of the fiscal council may not be members of the board of directors, officers or employees of the company or of a controlled company or a company from the same group.  The Brazilian Corporation Law also requires that members of the fiscal council receive compensation, at a minimum, in the amount of 10% of the average remuneration paid to the Company’s officers, excluding other benefits.

Statutory Audit and Integrity Committee

At our shareholders’ meeting held on April 3, 2014, our shareholders approved the establishment of a permanent statutory audit and integrity committee. Our bylaws provide that the permanent statutory audit and integrity committee shall be comprised of a minimum of three and a maximum of five members, provided that (i) the majority of the members shall be independent, (ii) at least one of the independent members of the board of directors shall be a member of the audit and integrity committee, (iii) at least one of the audit and integrity committee members shall not be a member of the board of directors, and (iv) none of them can be an officer. The statutory audit and integrity committee is designed to comply with CVM Instruction No. 308, as amended, and to allow us to rely on the exemption from the audit and integrity committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.  See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

The statutory audit and integrity committee is an advisory body directly linked to the board of directors.  The members of the statutory audit and integrity committee are appointed by the board of directors for terms of two years and will serve for no more than 10 years.  At least one of the members of the statutory audit and integrity committee must be a financial specialist, having knowledge of corporate accounting, auditing and finance.

The statutory audit and integrity committee has the following functions:

•         opine on the engagement and removal of the independent external auditors for the preparation of the outside independent audit or for any other service;

•         supervise the activities (a) of the independent external auditors to evaluate their independence, the quality and suitability of the services rendered and the annual work plan, (b) of our internal controls department, (c) of our internal audit department and (d) of our financial reporting department;

•         monitor the quality and integrity of our internal control mechanisms, our quarterly information, our interim and annual financial statements and additional information and metrics published on the basis of adjusted account data and non-accounting data which may incorporate information not typically reported in the financial statements;

•         evaluate and monitor our exposure to risk, including requiring detailed information on policies and procedures related to management compensation, the use of our assets and expenses incurred in our name, and integrity (compliance) practices;

•         evaluate and monitor, jointly with management and the internal audit department, the policy, suitability and reasoning of transactions with related parties, and internal policies;

•         evaluate, monitor and recommend to the board of directors the remediation or improvement of the Company’s internal policies, including the Related Parties Transactions Policy;

•         evaluate the Company’s compliance practices and suggest improvements;

•         evaluate and discuss the annual work plan for the independent external auditor and submit it to the board of directors for its assessment; and

•         prepare a summarized annual report to be presented together with the financial statements containing a description of its activities, results and conclusions reached and recommendations offered, and any situations where there is significant divergence between our management, the independent external auditors and the statutory audit and integrity committee in relation to our financial statements.

The statutory audit and integrity committee must also have mechanisms to receive, retain and respond to whistleblower complaints, including of a confidential nature, on matters related to the scope of the company’s internal or external activities, related to the violation of legal provisions and rules applicable to the Company (including those of an accounting, internal controls and auditing nature), in addition to internal codes and rules, including with provisions for specific procedures for the protection of whistleblowers and the confidentiality of the information.

The statutory audit and integrity committee has a written charter, which was approved by the board of directors and describes in detail the committee’s functions and operating procedures.

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

Allocation of Net Income and Distribution of Dividends

Calculation of Distributable Amount

At each annual shareholders’ meeting, our board of executive officers and our board of directors are required to recommend how to allocate our net profits, if any, from the preceding fiscal year. This allocation is subject to consideration by our shareholders.

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

Our bylaws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. Such amount must be calculated after excluding the allocation of profits to employees and directors. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

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

Legal Reserve

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to the established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve may only be used to increase share capital or to absorb losses, but are not available for distribution. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2018, we did not have a legal reserve.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which net profits exceed the sum of (1) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. As of December 31, 2018, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. As of December 31, 2018, we did not have a contingency reserve.

Bylaw Reserves

Under the Brazilian Corporation Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for the following additional reserves:

•         Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2018, we did not have increases in capital reserve.

•         Expansion reserves. Shareholders may decide at a meeting to retain up to 50% of our net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. This reserve is intended to ensure investment in fixed assets or the increase in our working capital. As of December 31, 2018, we did not have an expansion reserve.

In addition, under the Brazilian Corporate Law, shareholders may decide at a meeting to retain the portion of net profits arising from government donations or subsidies for investment and allocate them to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. As of December 31, 2018, we did not have a reserve for tax incentives.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. As of December 31, 2018, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares and sales of subscription warrants. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. As of December 31, 2018, we had a capital reserve of R$115.4 million.

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

A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures or warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of the Brazilian Corporation Law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our common shares in the hands of a small group of investors, in order to promote more widespread ownership of our common shares. These provisions require each shareholder who becomes the holder of 33.3% or more of our total share capital to immediately disclose that fact and within 30 days from the date of such event or acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our common shares.

These provisions are not applicable to shareholders who become holders of 33.3% or more of our common shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 33.3% limit within 60 days of the event, (2) the merging of another company into us, (3) the merging of the shares of another company by us and (4) the subscription of shares of the Company carried out in a single primary issue.

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

Arbitration

In accordance with our bylaws, we, our shareholders, directors and members of our fiscal council agree to resolve through arbitration any disputes or controversies that may arise between us relating to or derived from, in particular, the application, validity, enforceability, interpretation or breach (and its effects) of the provisions under Law No. 6,385/1976,  Novo Mercado listing agreement, Novo Mercado rules, our bylaws, the Brazilian Corporation Law, the rules published by the CVM, the other rules applicable to the Brazilian capital markets in general, other B3 rules, as well as the rules of the Market Arbitration Chamber of the São Paulo Stock Exchange itself, in each case in accordance with the rules of the Market Arbitration Chamber.

Going-Private Process

We may become private if our controlling shareholder or any company which controls us, directly or indirectly, as the case may be, conducts a public tender offer to acquire all of our outstanding shares in accordance with the rules under the Novo Mercado rules. The offered price per share must be fair and shareholders holding more than 33.33% of the outstanding shares must agree to the public tender offer or otherwise expressly agree to voluntarily exit the Novo Mercado without the effective sale of shares. The voluntary exit from the Novo Mercado may occur regardless of the public tender offer, if approved by shareholders in a meeting pursuant to the rules and conditions of the Novo Mercado rules.

The compulsory exit from the Novo Mercado must be preceded by a public tender offer pursuant to the CVM rules. Our shares will remain listed under the Novo Mercado segment for an additional six months in the event the minimum percentage for delisting is not reached after completion of the public tender offer. In addition, BRF will remain subject to other penalties that may be imposed by B3.

Delisting from the Novo Mercado

Our delisting from the Novo Mercado, either by voluntary or compulsory action or by virtue of a corporate restructuring, shall observe the rules contained in the Regulation of the Novo Mercado. At any time, we may delist our shares from the Novo Mercado, provided that a public tender offer for the acquisition of our outstanding shares is carried out.

Such tender offer shall observe the procedures provided in the regulation issued by CVM on the tender offer for the cancellation of registration as a publicly held company, including the following requirements: (i) the price offered shall be fair, and a request of new valuation of the Company shall be in the form established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares shall accept the tender offer or expressly agree with the delisting from the Novo Mercado without the effective sale of the shares.

The voluntary delisting from the Novo Mercado may occur regardless of the completion of the tender offer mentioned above in the event of a waiver approved at a General Shareholders’ Meeting, which must observe the rules and conditions of the Regulation of the Novo Mercado. The compulsory delisting from the Novo Mercado shall be preceded by a tender offer that observes the procedures provided in the regulation issued by CVM on public tender offers for purchases of shares for cancellation of registration of a publicly held company and the requirements established in Article 43 of our bylaws.  Our shares will remain listed under the Novo Mercado segment for an additional six months in the event the minimum percentage for delisting is not reached after completion of the public tender offer. In addition, BRF will remain subject to other penalties that may be imposed by B3.

With the exception of tender offers related to the delisting from the Novo Mercado and/or to the cancellation of registration of a publicly held company, the unified tender offer may only be initiated by a shareholder who holds an amount equal or higher than 33.33% of our total shares, observing the minimum price to be paid per share established in Article 41 of our bylaws.

Change of Control

Under the rules of the Novo Mercado, the direct or indirect sale of our control, in one transaction or in a series of transactions, creates an obligation by the acquirer to complete, subject to applicable regulations, a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder.

The change of control concept provided for in our bylaws and the situations in which the acquiring shareholder is required to make a public tender offer includes and may be broader than the concepts and situations provided for in the Brazilian Corporation Law and in the Novo Mercado rules.

The acquirer must take all necessary measures to reconstitute the minimum percentage of the free float required under the Novo Mercado regulations within eighteen months of the acquisition.

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

•         create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission; or

•         be carried out when there is a material information not yet disclosed to the market.

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

Reporting Requirements

We are subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the CVM. In addition, as a result of our listing on the Novo Mercado, we must meet the reporting requirements of the Novo Mercado rules.

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information, among others:

•         financial statements prepared in accordance with IFRS and related management, fiscal council, audit and integrity committee and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•         notices of our annual shareholders’ meeting on the date of its publication;

•         a summary of the decisions taken at the annual general shareholders’ meeting on the day the meeting is held;

•         a copy of the minutes of the annual shareholders’ meeting within seven business days of its occurrence;

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

In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information, among others:

•         a notice of any extraordinary shareholders’ meeting on the same date it is published;

•         a summary of the decisions taken at any extraordinary shareholders’ meetings on the day the meeting is held;

•         minutes of any extraordinary shareholders’ meeting within seven business days of the date the meeting occurred;

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

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

The shares of the Company have been listed to trade on the Brazilian Securities and Derivatives Stock Exchange special listing segment named Novo Mercado, of B3.  Accordingly, the Company, its shareholders, the directors and officers and the fiscal council members (if the council is active) are bound by B3’s Novo Mercado Listing Rules.  Whenever a provision of our bylaws is detrimental to our shareholders who may benefit from any tender offer, the Novo Mercado Regulations shall prevail over the provisions of the bylaws.

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

•         we must make a public presentation on our quarterly results and on our financial statements within five (5) days of their publishing; and

•         we must make a calendar available up to December 10th each year with the dates of the following events: (i) publishing of our financial statements and our standardized financial statements (DFP); (ii) publishing of our quarterly information (ITR); (iii) ordinary general shareholders’ meeting; and (iv) filing of our Formulário de Referência (FR).

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

In addition, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly to conduct relevant negotiations (i.e., transactions by means of which the direct or indirect equity of such persons surpasses, upwards or downwards, 5%, 10%, 15% and so on of the specie or class of shares that represent our capital stock) must provide to us, the CVM and the São Paulo Stock Exchange the following information:

•         the name and qualifications of the person acquiring the shares or other securities, with their respective enrollment number before the Taxpayers’ Registry;

•         the number of shares and other securities and derivative financial instruments benchmarked on such shares, either physically or financially settled, informing the amount, class and type of the benchmarked shares;

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

Annual Calendar

Novo Mercado regulations require that companies and their management, by December 10 of each year, disclose an annual calendar, and send a copy to the São Paulo Stock Exchange, containing the dates for the following events: (i) the publishing of our financial statements and our standardized financial statements (DFP); (ii) the publishing of our quarterly financial information (ITR); (iii) our ordinary general shareholders’ meeting; and (iv) the filing of our Formulário de Referência (FR). Amendments to the calendar must be communicated to the São Paulo Stock Exchange.

Trading on Stock Exchanges

Our shares trade on the Novo Mercado segment of the São Paulo Stock Exchange under the symbol “BRFS3.” The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading of the shares of a particular issuer under certain circumstances.

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

C.                  Material Contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business.

D.                  Exchange Controls

Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, with the goal of preserving Brazil’s foreign currency reserves, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank. These amounts were subsequently released in accordance with Brazilian government directives. There can be no assurance, however, that the Brazilian government may not take similar measures in the future.

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

Although there is at present no tax treaty to avoid double taxation between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below under “—U.S. Federal Income Tax Considerations”) of common shares or ADRs. Prospective holders of common shares or ADRs should consult their own tax advisors in order to clarify the tax consequences of the acquisition, ownership and disposition of common shares or ADRs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”) and does not specifically address all the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder should consult its own tax adviser concerning the Brazilian tax consequences of an investment in common shares or ADRs. The information below is based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.

Income Tax

Dividends. Dividends paid by a Brazilian corporation, such as BRF, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADRs, are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Interest on Shareholders’ Equity. Law No. 9,249, dated as of December 26, 1995, as amended, permits a Brazilian corporation to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payer’s corporate income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP (the Brazilian government's long-term interest rate), as determined by Brazilian Central Bank from time to time, and may not exceed the greater of:

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

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is resident of a tax haven. For this purpose, a “tax haven” is a country or location that does not impose income tax, where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. These payments of interest on shareholders’ equity may be included as part of mandatory dividends.

We recommend prospective investors to consult their own tax advisors from time to time to verify any possible tax consequences arising from Normative Instruction No. 1,037/2010 (that provides an exhaustive list of all jurisdictions considered by Brazilian legislation as “tax havens.”

Distributions of interest on shareholders equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

Gains

According to Law No. 10,833/03, capital gains recognized by Non-Resident Holders on the disposition of assets located in Brazil, such as common shares are subject to income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is or is not made to an individual or entity resident or domiciled in Brazil.

Generally, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the common shares and the respective acquisition cost.

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are subject to the following taxes:

•         0% income tax with respect to gains realized by a Non-Resident Holder that (i) is a Registered Holder (according to Resolution 4,373 from Brazilian Central Bank) and (ii) is not a Tax Haven Resident;

•         income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is neither a Registered Holder nor a Tax Haven Resident.

•         income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is a Tax Haven Resident if such holder is a Registered Holder. For Non-Registered holders domiciled in a Tax Haven withholding income tax should be applied at a 25% rate. In addition, a withholding income tax of 0.005% will apply and can be offset against any income tax due on the capital gain, except in the case of a Registered Holder that is not resident or domiciled in a tax haven jurisdiction.

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•         are subject to income tax at the following progressive rates when realized by any Non-Resident Holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder:

                                             i.            15% upon the portion of capital gains not exceeding R$5,000,000.00;

                                            ii.            17.5% upon the portion of capital gains that exceeds R$5,000,000.00 but not exceeding R$10,000,000.00;

                                          iii.            20% upon the portion of capital gains that exceeds R$10,000,000.00 but not exceeding R$30,000,000.00; and

                                          iv.            22.5% upon the portion of capital gains that exceeds R$30,000,000.00.

•         are subject to income tax at a rate of 25% when realized by Non-Resident that is a Tax Haven Resident, whether or not such holder is a Registered Holder.

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

In the case of a redemption of common shares or a capital reduction, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the above-mentioned progressive rate, or 25%, as the case may be.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADRs by U.S. Holders to Other Non-Residents in Brazil

As discussed above, the sale of property located in Brazil involving Non-Resident Holders is subject to Brazilian withholding income tax. Our understanding is that ADRs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Article 26 of Law No. 10,833/03 is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

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

Upon receipt of the underlying common shares in exchange for ADSs evidenced by ADRs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such common shares as a foreign portfolio investment under Resolution 4,373, which will entitle them to the tax treatment discussed above.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out on the Brazilian stock exchange.

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain subject to income tax at the above-mentioned progressive rate from 15% to 22.5%, or 25% for Tax Haven Residents.

Tax on Foreign Exchange and Financial Transactions (“IOF”)

Brazilian law imposes a tax on financial transactions involving foreign exchange, securities, credit and insurance. The rate of IOF applicable on foreign exchange transactions (“IOF exchange”) involving common shares is currently 0%, but the Minister of Finance is permitted to prospectively increase such rate at any time up to 25%.

IOF may also be levied on transactions involving bonds and securities (“IOF securities”), including those carried out on a Brazilian stock, futures or commodities exchanges. The rate of the IOF securities applicable to most transactions involving common shares is currently 0%, but the Brazilian government may also prospectively increase the rate of the IOF up to 1.5% per day at any time.

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

•         a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•         an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•         a trust if it (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. Holder” is a beneficial owner of our common shares or ADRs that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•         a broker or dealer in securities or currencies;

•         a bank or other financial institution;

•         a regulated investment company;

•         a real estate investment trust;

•         an insurance company;

•         a tax-exempt organization;

•         a holder who holds our common shares or ADRs as part of a hedging, integrated or conversion transaction or a straddle;

•         a holder deemed to sell our common shares or ADRs under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•         a trader in securities that has elected the mark-to-market method of accounting for your securities;

•         a holder liable for alternative minimum tax;

•         a holder who owns or is deemed to own 10% or more of our stock (by vote or value);

•          a controlled foreign corporation or a passive foreign investment company;

•         a partnership or other pass-through entity for U.S. federal income tax purposes;

•         a holder who is required to accelerate the recognition of any item of gross income with respect to our common shares or ADRs as a result of such income being recognized on an applicable financial statement;

•         a holder who is a U.S. expatriate, former U.S. citizen or former long-term resident of the United States; or

•         a holder whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

The discussion below is based upon the provisions of the Code, existing and proposed income tax regulations issued under the Code and judicial decisions and administrative rulings thereunder, all as of the date of this Annual Report. All of the foregoing are subject to be replaced, revoked or modified at any time, and any such action could be retroactive and could affect the accuracy of this discussion. This discussion is not binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of an investment in our common shares or the ADRs or that any such position would not be sustained. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement relating to the ADRs, and all other related agreements, will be performed in accordance with their terms.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our common shares or ADRs, the U.S. tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADRs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADRs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

ADRs

If you hold ADRs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by the ADSs evidenced by ADRs. Accordingly, deposits or withdrawals of common shares for ADRs will not be subject to U.S. federal income tax.  The U.S. Department of Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the credibility of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the Company.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, if you are a U.S. Holder, the gross amount of distributions on the ADRs or our common shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable to you as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of ADRs. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. or, in certain circumstances, non-U.S. corporations.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation generally is treated as a qualified foreign corporation if its shares (or ADRs backed by such shares) are readily tradable on an established securities market in the United States, and such corporation is not a passive foreign investment company (as discussed below under “— Passive Foreign Investment Company”) in the taxable year in which dividends are paid or in the preceding taxable year. U.S. Treasury Department guidance indicates that the ADRs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, although we believe that dividends received with respect to ADRs currently meet the conditions required for those reduced tax rates, we do not believe that dividends received with respect to common shares (rather than ADRs) currently meet the conditions required for those reduced tax rates. We cannot assure you that the ADRs will be considered readily tradable on an established securities market in later years. Additionally, even if we are a qualified foreign corporation, the reduced rates on dividends will apply only if such dividends are paid with respect to the ADRs that a non-corporate U.S. Holder has held for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” Also, regardless of our status as a qualified foreign corporation, the reduced rates will not apply if a non-corporate U.S. Holder elects to treat the dividend income as “investment income” for purposes of the investment interest expense limitations of Section 163(d) of the Code. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The dividend rules are complex, and you should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADRs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss of a U.S. Holder realized on a subsequent conversion or other disposition of the reais generally will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, if you are a U.S. Holder of our common shares or ADRs, Brazilian withholding taxes on distributions (including distribution of interest on shareholders’ equity) paid to you with respect to the common shares or ADRs generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADRs or our common shares will be treated as income from sources outside the United States and will generally constitute passive category income. In addition, in certain circumstances, if you have held ADRs or common shares for less than a specified minimum period during which you are not protected from risk of loss or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ADRs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

Subject to the discussion under “—Passive Foreign Investment Company” below, to the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADRs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should assume that a distribution will generally be treated as a dividend (as discussed above).

Distributions of common shares or ADRs, or rights to subscribe for common shares or ADRs, which are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

If you are a non-U.S. Holder, dividends paid to you generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Holder. If you are a corporate non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company

The Code provides special rules regarding certain distributions received by U.S. persons (which would include U.S. Holders as defined above for purposes of this discussion) with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock (or ADRs backed by such shares) in a PFIC. In general, we will be a PFIC for any taxable year in which:

•         at least 75% of our gross income is passive income, or

•         at least 50% of the value (based on the average of the fair market values of the assets determined at the end of each quarterly period) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), gains from commodities and securities transactions, and gains from passive assets. Passive assets generally include the assets that produce passive income or are held for the production of passive income. For this purpose, cash is treated as passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2018, and we do not expect to be a PFIC for 2019 or in the future, although we can provide no assurances in this regard. The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADRs or common shares may also result in our becoming a PFIC. If you are a U.S. Holder and we are a PFIC for any taxable year during which you hold our ADRs or common shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADRs or common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADRs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ADRs or common shares will be treated as excess distributions. Under these special tax rules:

•         the excess distributions and gains are allocated ratably to each day of the U.S. Holder’s holding period during which we were a PFIC,

•         amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the U.S. Holder’s holding period before the first day of the first taxable year that we were a PFIC will be treated as ordinary income (rather than capital gain) earned in the taxable year of the disposition,

•         the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

•         the tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such year, and gains (but not losses) realized on the sale of the common shares or ADRs cannot be treated as capital, even if the U.S. Holder held such common shares or ADRs as capital assets.

If we are a PFIC for any taxable year during which a U.S. Holder holds the common shares or ADRs, then we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds the common shares or ADRs, even if we no longer satisfy either the passive income or passive asset test described above, unless the U.S. Holder terminates this deemed PFIC status by making a “deemed sale” election. If such election is made, the U.S. Holder will be deemed to have sold the common shares or ADRs at their fair market value on the last day of the last taxable year for which we were a PFIC, and any gain from such deemed sale would be subject to the excess distribution rules as described above. After the deemed sale election, the common shares or ADRs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (as described above under “—Taxation of Dividends”). You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADRs or common shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to the U.S. Holders of ADRs because the ADRs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADRs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADRs and not the common shares are listed on the NYSE. Our common shares are listed on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares will be “regularly traded” for purposes of the mark-to-market election.

If a U.S. Holder makes a valid mark-to-market election for the first taxable year in which such U.S. Holder holds (or is deemed to hold) the common shares or ADRs when we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect of its common shares or ADRs. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the common shares or ADRs that the U.S. Holder owns as of the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares or ADRs. The U.S. Holder will be entitled to deduct the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares or ADRs over their fair market value as of the close of the taxable year, but only to the extent of the net mark-to-market gains with respect to the common shares or ADRs included by the U.S. Holder in prior taxable years as a result of the mark-to-market election. If the U.S. Holder makes a valid mark-to-market election, in each year that we are a PFIC amounts included in income of such U.S. Holder pursuant to a mark-to-market election, as well as gain on the sale, exchange or other disposition of its common shares or ADRs will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a valid mark-to-market election, its adjusted tax basis in the ADRs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any distributions made by us in a year in which we are a PFIC and a mark-to-market election is in effect would generally be subject to the rules discussed above under “—Taxation of Dividends,” except the lower rate applicable to qualified dividend income would not apply. In addition, gain or loss realized by the U.S. Holder on the sale of our common shares or ADRs will be a capital gain or loss and taxed in the manner described below under “—Taxation of Capital Gains,” provided a valid mark-to-market election is in effect.

Once properly made, a mark-to-market election will be effective for the taxable year for which it is made and all subsequent taxable years unless the common shares or ADRs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. The excess distribution rules generally do not apply to a U.S. Holder for taxable years for which a mark-to market election is in effect. If we are a PFIC for any year in which the U.S. Holder owns our common shares or ADRs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. Generally, if we cease to be a PFIC, the U.S. Holder’s mark-to-market election would no longer require the income inclusion described above. However, cessation of our status as a PFIC will not terminate a mark-to-market election and if we become a PFIC again, mark-to-market inclusion may be required. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, the excess distribution rules may be avoided if a U.S. Holder makes a qualified electing fund (“QEF”) election effective beginning with the first taxable year in the U.S. Holder’s holding period in which we are treated as a PFIC with respect to such U.S. Holder. However, QEF election is not available to our U.S. Holders because we do not intend to comply with the requirements necessary to permit our U.S. Holders to make this election.

                U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, a mark-to-market election with respect to our common shares or ADRs.

Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or redemption of its common shares or ADRs in an amount equal to the difference between the amount realized for the common shares or ADRs (including any amounts withheld to reflect Brazilian withholding taxes) and the U.S. Holder’s tax basis in the common shares or ADRs, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of U.S. Holders who are individuals (as well as certain trusts and estates) derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss. Consequently, U.S. Holders may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares or ADRs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.

If you are a non-U.S. Holder, you will not be subject to U.S. federal income tax on gain recognized on the sale, exchange or other disposition of your common shares or ADRs unless:

•         the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or, in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or

•         you are an individual, you are present in the United States for 183 or more days in the taxable year of such sale, exchange or other disposition and certain other conditions are met.

In the first case, the non-U.S. Holder will be taxed in the same manner as a U.S. Holder. In the second case, the non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. Holder’s U.S. source capital gains exceed non-U.S. source capital losses.

If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Other Brazilian Taxes

It is important to note that any Brazilian IOF exchange or IOF securities (as discussed above under “—Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.

Information with respect to Foreign Financial Assets

U.S. Holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign assets,” including possibly the common shares or ADRs, with an aggregate value in excess of $50,000 are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stock and securities issued by non-U.S. person, (ii) financial instruments and contracts held for investment that have non-U.S. issuer or counterparties, and (iii) interests in non-U.S. entities. If a U.S. Holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. Holder to penalties. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the common shares and ADRs.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on the common shares or ADRs within the United States to a non-corporate U.S. holder and to the proceeds from the sale, exchange, redemption or other disposition of common shares or ADRs by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are timely filed.

A non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing a properly completed and duly executed certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN or, W-8BEN-E or other appropriate W-8, as applicable. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the acquisition, ownership and disposition of common shares or ADRs. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the acquisition, ownership and disposition of common shares or ADRs, including the applicability of the U.S. federal, state and local tax laws or non-tax laws, foreign tax laws, any tax treaties, and any changes in applicable tax laws and any pending or proposed legislation or regulations.

F.                   Dividends and Paying Agents

Not applicable.

G.                  Statement by Experts

Not applicable.

H.                  Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company’s filings are available to the public over the Internet at BRF’s web site at http://www.brf-br.com/ir.  Such filings and other information on its website are not incorporated by reference in this Annual Report on Form 20-F. You may request a copy of this filing, and any other report, at no cost, by contacting BRF at:

Investor Relations Department
BRF S.A.
Avenida das Nações Unidas, 8501 - 1st Floor
05425-070 – São Paulo – SP – Brazil
Tel.: +55 11 2322-5377
E-mail: acoesri@brf-br.com

I.                    Subsidiary Information

See Note 1.1 to our consolidated financial statements for a description of the Company’s subsidiaries.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks related to potential losses resulting from adverse changes in interest rates, exchange rates and the price of some commodities. We have established policies and procedures to manage our sensitivity to such risks in our Financial Risk Management Policy. These procedures include the monitoring of our level of exposure to each market risk through an analysis based on our balance sheet exposure combined with an analysis of expected cash flows. We also use derivative financial instruments to mitigate our exposure to these risks, guided by our risk policy under the management of our Financial Risk Management Committee, our board of executive officers and our board of directors.

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

The following section describes the significant market risks associated with our activities and the related financial instruments.

Interest Rate Risk

We are exposed to risk from changes in interest rates, which may be caused by factors related to the global economy, changes in monetary policy in the Brazilian and foreign markets, and other factors. Our interest rate exposure under our indebtedness is primarily to the LIBOR rate, the TJLP rate, the UMBNDES rate and the CDI rate. We also have indebtedness denominated in reais and U.S. dollars that bear interest at fixed rates. With respect to our marketable securities, our principal exposure is to the CDI rate for investments in the Brazilian market. Our marketable securities in foreign markets are generally U.S. dollar instruments at a fixed coupon.

The table below provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2018. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash, cash equivalents and debt (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2020	2021	2022	2023	Thereafter	Fair value
Assets - Short/Long-term		5,653.9	860.2	-	-	14.7	-	6,528.8
Fixed rate		1,251.1	159.1	-	-	14.7	-	1,424.9
In US dollar	1.18%	1,230.0	159.1	-	-	-	-	1,389.1
In Reais	0.59%	-	-	-	-	14.7	-	14.7
Other Currencies	2.68%	21.1	-	-	-	-	-	21.1
Variable rate		4,276.5	569.6	-	-	-	-	4,846.1
In Reais	90.48% CDI	3,980.8	248.2	-	-	-	-	4,229.0
In Reais	100% SELIC	295.7	87.7	-	-	-	-	383.4
In Reais	IGPM +12%	-	233.7	-	-	-	-	233.7

Without rate		126.3	131.6	-	-	-	-	257.9
In Reais	-	105.3	75.9	-	-	-	-	181.2
In US dollar	-	16.7	-	-	-	-	-	16.7
Other Currencies	-	4.3	55.7	-	-	-	-	60.0

Liabilities - Short/Long-term		4,547.4	3,394.3	2,945.8	3,072.8	3,399.9	4,805.4	22,165.5
Fixed rate		2,370.8	1,620.8	96.9	2,765.1	2,034.3	4,805.4	13,693.3
In Reais	7.79%	1,697.5	1,251.4	-	-	-	-	2,948.9
In US dollar	4.35%	475.4	332.7	96.9	556.7	2,034.3	4,805.4	8,301.4
In Euros	2.75%	40.1	-	-	2,208.4	-	-	2,248.5
In TRY	21.91%	157.8	36.7	-	-	-	-	194.5

Variable rate		2,176.6	1,773.5	2,848.9	307.7	1,365.6	-	8,472.2
In Reais		1,379.6	1,776.5	2,848.9	307.7	1,365.6	-	7,678.2
Index	TJLP+2.28%	122.5	19.4	-	-	-	-	141.9
Index	SELIC + 2.26%	97.9	24.7	-	-	-	-	122.7
Index	IGPM+4.9%	3.8	269.7	-	-	-	-	273.4
Index	109.88% CDI	1,155.4	1,462.7	2,848.9	307.7	1,365.6	-	7,140.2
In US dollar		128.1	(3.0)	-	-	-	-	125.1
Index	LIBOR+2.8%	128.1	(3.0)	-	-	-	-	125.1
In Euro		668.9	-	-	-	-	-	668.9
Index	EURIBOR+2.05%	668.9	-	-	-	-	-	668.9

Net		(1,106.5)	2,534.1	2,945.8	3,072.7	3,385.2	4,805.4	15,636.7

Foreign Exchange Risk

In managing our foreign exchange risk, we seek to balance our assets denominated in foreign currency against our liabilities also denominated in foreign currency. We also consider future cash flows resulting from transactions in foreign currency, especially exports denominated in U.S. dollars, euro and pounds sterling. We usually enter into derivative instruments, mainly local short-term swaps, to manage such foreign exchange risk, but these derivatives generally do not cover all of the principal amount of our U.S. dollar-denominated obligations.

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2018. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2020	2021	2022	2023	Thereafter	Fair value
US dollars denominated instruments	710.67	(271.40)	(96.87)	(556.66)	(2,034.27)	(4,843.50)	(7,092.03)
Assets
Short/Long-term investments	1,246.68	159.09	-	-	-	-	1,405.77
Average annual interest rate	0.80%	3.87%	-	-	-	-	-
Liabilities
Short/Long-term debt	(536.01)	(429.62)	(96.87)	(556.66)	(2,034.27)	(4,708.54)	(8,497.80)
Average annual interest rate	3.00%	6.65%	4.58%	5.65%	3.98%	4.59%	-
Euro denominated instruments	(662.92)	-	-	(2,208.40)	-	-	(2,882.42)
Assets
Short/Long-term investments	2.93	-	-	-	-	-	2.93
Average annual interest rate	-	-	-	-	-	-	-
Liabilities
Short/Long-term debt	(665.85)	-	-	(2,208.40)	-	-	(2,885.35)
Average annual interest rate	1.78%	-	-	2.75%	-	-	-
Other Currencies denominated instruments	(132.08)	19.03	-	-	-	-	(113.05)
Assets
Short/Long-term investments	25.48	55.69	-	-	-	-	81,43
Average annual interest rate	2.22%	-	-	-	-	-	-
Liabilities
Short/Long-term debt	(157.82)	(36.66)	-	-	-	-	(194,48)
Average annual interest rate	22.50%	19.75%	-	-	-	-	-

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

Exchange / Interest rate derivatives	Short Term	2020	2021	2022	2023	Thereafter	Fair value
Total Notional	13,300.1	-	-	-	-	-	4.8

Cross currency swaps:	408.2	-	-	-	-	-	9.3
Receive U.S.$. Pay R$
Notional amount	408.2	-	-	-	-	-	9.3
Average annual interest received in U.S.$	9.6%	-	-	-	-	-	-
Average annual interest paid in 110.9% of CDI	6.0%	-	-	-	-	-	-
Duration	0.3	-	-	-	-	-	-

Interest rate swaps:	628.1	-	-	-	-	-	27.0
Receive U.S.$. Pay U.S.$
Notional amount	129.2	-	-	-	-	-	(0.1)
Average annual interest received in U.S.$ Libor 1.54% + spread	5.0%	-	-	-	-	-	-
Average annual interest paid in U.S.$	5.9%	-	-	-	-	-	-
Duration	0.1	-	-	-	-	-	-
Receive R$. Pay R$
Notional amount	499.0	-	-	-	-	-	27.1
Average annual interest received in R$	3.7%	-	-	-	-	-	-
Average annual interest paid in 91.6% of CDI	6.4%	-	-	-	-	-	-
Duration	0.6	-	-	-	-	-	-

Non-deliverable forward	4,096.6	-	-	-	-	-	(14.1)
Receive R$. Pay U.S.$
Notional amount	890.8	-	-	-	-	-	(2.6)
Average annual interest received in R$	-	-	-	-	-	-	-
Average annual interest paid in U.S.$	4.5%	-	-	-	-	-	-
Duration	0.3	-	-	-	-	-	-
Receive R$. Pay Euro
Notional amount	44.4	-	-	-	-	-	0.2
Average annual interest received in R$	-	-	-	-	-	-	-
Average annual interest paid in Euro	15.1%	-	-	-	-	-	-
Duration	0.1	-	-	-	-	-	-
Receive R$. Pay Yen
Notional amount	224.5	-	-	-	-	-	(1.8)
Average annual interest received in R$	-	-	-	-	-	-	-
Average annual interest paid in Yen	12.2%	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-
Receive Euro Pay U.S.$
Notional amount	443.9	-	-	-	-	-	2.4
Average annual interest received in Euro	-	-	-	-	-	-	-
Average annual interest paid in U.S.$	3.9%	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-
Receive U.S.$. Pay R$
Notional amount	492.1	-	-	-	-	-	(2.5)
Average annual interest received in U.S.$	1.5%	-	-	-	-	-	-
Average annual interest paid in R$	-	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-
Receive Euro Pay R$
Notional amount	1,757.8	-	-	-	-	-	(-9.1)
Average annual interest received in Euro	-	-	-	-	-	-	-
Average annual interest paid in R$	6.7%	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-
Receive Pounds Pay R$
Notional amount	243.1	-	-	-	-	-	(0.7)
Average annual interest received in Pounds	3.9%	-	-	-	-	-	-
Average annual interest paid in R$	-	-	-	-	-	-	-
Duration	0.2	-	-	-	-	-	-

FX Options:	5,851.0	-	-	-	-	-	24.9
Notional amount U.S.$	5,851.0	-	-	-	-	-	24.9
Duration	0.3	-	-	-	-	-	-

FX Futures:	2,306.8	-	-	-	-	-	(9.4)
Notional amount	2,306.7	-	-	-	-	-	(9.4)
Duration	0.1	-	-	-	-	-	-

The table below provides further detail on our foreign currency-denominated assets and liabilities as of the dates indicated below.

	As of December 31,
	2018	2017
(in millions of R$)
Cash and cash equivalents	127.3	278.1
Trade accounts receivable – third parties	65.8	862.2
Trade accounts payable	(861.3)	31.4
Loans and financing	(7,348.0)	(6,136.4)
Hedge(1)	5,209.2	3,049.7
Investments, net	2.571.9	1,985.7
Other assets and liabilities, net	0.3	(15.3)
Foreign exchange exposure in U.S.$	(234.8)	55.4

(1)       Swaps, U.S. dollar futures and embedded derivatives not designated as hedge accounting instruments, which impact our financial results and not our shareholders’ equity.

We account for the exchange rate variation clauses of our export prepayment facilities as hedging instruments that mitigate the risk of exchange rate variations relating to our exports. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Export Credit Facilities—Export Prepayment Facilities” for a general description of our export prepayment facilities.  For more information about our accounting relating to these facilities, see Note 4 to our consolidated financial statements.

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

Parity - Brazilian Reais x U.S. Dollar		3.8748	3.4873	2.9061	4.8435	5.8122
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting

Non-deliverable forward	Devaluation of R$	4.1	93.2	226.8	(218.5)	(441.2)
Options - currencies	Devaluation of R$	32.7	278.0	680.9	(559.4)	(1,242.3)
Export prepayments	Devaluation of R$	(66.6)	(53.7)	(34.3)	(98.9)	(131.2)
Bonds	Devaluation of R$	(495.4)	(391.3)	(235.1)	(755.6)	(1,015.9)
Exports (object)	Appreciation of R$	526.5	117.7	(530.5)	1,527,.4	2,619.1
Costs (object)	Appreciation of R$	(1.4)	(43.9)	(107.8)	105.1	211.5

Not designated as hedge accounting

NDF - Purchase	Appreciation of R$	(5.1)	(54.3)	(128.2)	117.9	240.9
Futures purchase - B3	Appreciation of R$	(2.3)	(232.7)	(578.4)	573.9	1,150.0
Net effect		(7.5)	(287.0)	(706.6)	691.9	1,390.9

Parity - Brazilian Reais x Euro		4.4390	3.9951	3.3293	5.5488	6.6585
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting

Non-deliverable forward	Devaluation of R$	0.3	4.7	11.4	(10.8)	(21.9)
Exports (object)	Appreciation of R$	(0.3)	(4.7)	(11.4)	10.8	21.9

Not designated as hedge accounting

NDF - Purchase EUR x U.S.$	Devaluation of R$	(0.5)	(44.9)	(111.5)	110.5	221.5
NDF - Purchase	Devaluation of R$	(29.9)	(205.7)	(469.4)	(409.6)	849.0
Net effect		(30.4)	(250.6)	(580.9)	520.1	1,070.5

Parity - Brazilian Reais x GBP		4.9617	4.4655	3.7213	6.2021	7.4426
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting

Non-deliverable forward	Devaluation of R$	(1.1)	(25.4)	(61.9)	59.7	120.4
Net effect		(1.1)	(25.4)	(61.9)	59.7	120.4

Parity - Brazilian Reais x JPY		0.0353	0.0317	0.0265	0.0441	0.0529
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting

Non-deliverable forward	Devaluation of R$	(1.1)	21.4	55.0	(57.2)	(113.4)
Exports (object)	Appreciation of R$	1.1	(21.4)	(55.0)	57.2	113.4
Net effect		-	-	-	-	-

(1)       Represents contract liabilities from prepayment and exports.

(2)       Represents net sales from exports that have hedge instruments indicated in this table.

Commodity Price Risk

In the normal course of our operations, we purchase commodities, including corn, soy meal and live hogs, which make up a significant portion of our raw materials and costs of production.

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

Our risk policy provides guidelines to hedging against increases in the price of corn and soy meal. In 2018, we used derivative instruments such as corn futures in addition to inventory management for this purpose.

The table below presents the notional amounts of our derivative financial instruments under which we have exposure to corn prices:

Commodities derivatives	Short Term	2020	2021	2022	2023	Thereafter	Fair value
Commodities Futures:	937.6	-	-	-	-	-	9.8
Receive Corn/ Pay U.S.$
Notional amount (Ton/U.S.$)	61.0	-	-	-	-	-	0.7
Duration	0.3	-	-	-	-	-	-

Receive Soy/ Pay U.S.$
Notional amount (Ton/U.S.$)	46.0	-	-	-	-	-	(2.7)
Duration	0.3	-	-	-	-	-	-

Receive Soy Oil/ Pay U.S.$
Notional amount (Ton/U.S.$)	10.0	-	-	-	-	-	(4.4)
Duration	0.2	-	-	-	-	-	-

Receive Soybean Meal/ Pay U.S.$
Notional amount (Ton/U.S.$)	51.0	-	-	-	-	-	(2.7)
Duration	0.6	-	-	-	-	-	-

Receive U.S.$/ Pay Corn
Notional amount (Ton/U.S.$)	735.3	-	-	-	-	-	17.9
Duration	0.3	-	-	-	-	-	-

Corn Futures:
Notional amount (Ton/U.S.$)	34.3	-	-	-	-	-	(0.1)
Duration	0.1	-	-	-	-	-	-

The table below presents a sensitivity analysis relating to our commodity price risk that considers five scenarios in the next twelve months for the variations in corn, soybean meal and soybean prices.

Price parity CBOT - Corn - U.S.$/Ton		150.60	135.54	112.95	188.25	225.90
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Corn Sale	Increase in corn price	18,1	60.9	125.3	(89.1)	(196.4)
NDF - Corn purchase	Decrease in corn price	0.8	(2.7)	(8.1)	9.7	18.6
Costs (object)	Decrease in corn price	(18.9)	(58.2)	(117.2)	79.4	177.8
Net effect		-	-	-	-	-

Price parity CBOT - Soybean meal - U.S.$/Ton		124.99	112.49	93.74	156.24	187.49
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean meal purchase	Decrease in soybean meal price	(1.0)	(3.4)	(7.1)	5.2	11.4
Costs (object)	Increase in soybean meal price	1.0	3.4	7.1	(5.2)	(11.4)
Net effect		-	-	-	-	-

Price parity CBOT - Soybean - U.S.$/Ton		332.31	299.08	249.23	415.39	498.46
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean purchase	Decrease in soybean price	(2.7)	(8.6)	(17.5)	12.1	26.9
Costs (object)	Increase in soybean price	2.7	8.6	17.5	(12.1)	(26.9)
Net effect		-	-	-	-	-

Equity Risk

On August 16, 2017, we sold 12,134,300 of our common shares at a cost of R$650,373 thousand, with a sale value of R$509,875 thousand and, on the same date, entered into a TRS contract with Banco Bradesco, in amounts equivalent to the common shares sold. The TRS contract had a maturity date of February 5, 2019. The settlement amount for the contract was (A) the market value of our common shares at the date of settlement, less (B) the reference price of the common shares agreed at the inception of the contract, plus an interest rate of 110.5% of CDI. We settled the TRS contract in February 2019, which resulted in a payment to the swap counterparty of approximately R$200 million.

The table below presents the notional amounts of our derivative financial instruments under which we have exposure in equity prices:

Equity derivatives	Short Term	2020	2021	2022	Thereafter	Fair value
Total Return Swap
Receive BRFS3/ Pay R$
Notional amount (R$)	170.0					(99.2)
Average annual interest to be paid in fixed-rate(1)	7.1%
Duration	0.1

(1)       The number represents an estimative based in the interest rate futures curve and does not denote what will happen.

During the lifespan of the TRS contracts, the mark to market price will be registered on a monthly basis in our financial statements, under the financial expenses item, and the changes may result in relevant impacts (positive or negative) in our net income. As of December 31, 2018, we had recorded R$201.1 million of financial expenses in connection with this TRS contract. The table provides a sensitivity analysis of our TRS contract demonstrating the potential impact in four different scenarios:

Price parity - Brazilian Reais/BRFS3		21.93	19.74	16.45	27.41	32.90
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Not designated as hedge accounting
Total Return Swap	Decrease in BRFS3 price	(99.2)	(108.0)	(121.3)	(77.0)	(54.8)
Net effect		(99.2)	(108.0)	(121.3)	(77.0)	(54.8)

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

For the year ended December 31, 2018, pursuant to a letter agreement between BRF and the depositary, the depositary reimbursed us for fees, expenses and related taxes in the gross amount of U.S.$2.5 million or net amount of U.S.$1.8 million.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. For information about the significance of these entities, see “—B. Management’s Annual Report on Internal Control Over Financial Report.” Based on our management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective at the reasonable assurance level.

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

 Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2018, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

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

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2018.

ITEM 16.         [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Fernando Maida Dall’Acqua, a member of the Company’s Statutory Audit and Integrity Committee, is an “audit committee financial expert,” as such term is defined in the SEC rules. Mr. Dall’Acqua is independent, as such term is defined in the Novo Mercado listing rules. The Company has determined that Mr. Dall’Acqua is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D. Exemptions from the Listing Standards for Audit Committees.” See “Item 6. – A. Directors, Senior Management and Employees—C. Board Practices” for information regarding the experience of Mr. Dall’Acqua.

ITEM 16B.   CODE OF ETHICS

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar requirement under Brazilian Decree 8.420/2015, article 42 item 2, and we have adopted a code of conduct and ethics that applies to our directors, officers and employees.

Our code of conduct and ethics, called the “Transparency Guide,” as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website at https://www.brf-global.com/wp-content/uploads/2018/08/transparency_guide-eng.pdf. Information on our website is not incorporated by reference in this Annual Report on Form 20-F. Copies of our “Code of Ethics and Conduct” are also available without charge upon request to our Investor Relations Office.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we intend to disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2018, no such amendment was made or waiver granted.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to BRF by its independent auditors responsible for auditing the financial statements included in the Annual Report on Form 20-F, which was KPMG Auditores Independentes for the fiscal years ended December 31, 2018 and 2017. No payments of consultancy fees were made to the independent auditors during 2018 and 2017. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Statutory Audit and Integrity Committee’s approvals and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

Aggregate fees for professional services rendered to us by KPMG Auditores Independentes for the years ended December 31, 2018 and 2017 were:

	Year Ended
	December 31,
	2018	2017
	(in thousands of Reais)
Audit fees	10,071.9	8,580.2
Audit-related fees	430.4	16.8
Tax fees	1,924.7	748.6
All other fees	-	-
Total fees	12,427.0	9,345.6

Audit fees in the above table are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.

Audit-related fees in the above table for 2018 refer to services related to debt offerings. In 2018 and 2017, tax fees related to claims for a refund of import taxes paid in Europe.

There were no other fees in 2018 or 2017.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our statutory audit and integrity committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit and integrity committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes provided to the statutory audit and integrity committee under the Company’s bylaws to the extent permitted by Brazilian law, the Company believes that its corporate governance system, taken as a whole, is materially equivalent to a system having an audit committee functioning as a committee of its board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the statutory audit and integrity committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law.

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

We were the first company in the food sector to list on B3’s Novo Mercado (2006), which requires us to comply with stringent regulations, including, among them, diffused control, protection mechanisms and equality of rights among shareholders. In addition, the Company has adhered to Level A of the Global Reporting Initiative guidelines for the publication of its annual reports under Brazilian law.

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website (https://ri.brf-global.com).  Information on our website is not incorporated by reference in this Annual Report on Form 20-F.

Under Section 303A.11 of the NYSE Listed Company Manual (the “LCM”), we are required to disclose any significant differences in our corporate governance practices from those required to be followed by U.S. companies under the NYSE listing standards. We have summarized these significant differences below.

We are permitted to follow practices in Brazil in lieu of the provisions of the LCM, except that we are required to have a qualifying audit committee under Section 303A.06 of the LCM or avail ourselves of an appropriate exemption. As a foreign private issuer, we have established a statutory audit and integrity committee in order to avail ourselves of an exemption from the listing standards for audit committees. See “Item 6.—A. Directors, Senior Management and Employees—C. Board Practices—Statutory Audit Committee.” In addition, our chief executive officer is obligated, under Section 303A.12(b) of the LCM, to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the

LCM.  We are also required under Section 303A.12(c) of the LCM to submit an annual written affirmation of compliance with applicable provisions of the rules and, under certain circumstances, an interim written affirmation.

Majority of Independent Directors

Under Section 303A.01 of the LCM, each U.S. listed company must have a majority of independent directors. Under the Novo Mercado rules, at least 2 directors or 20% of our board of directors, whichever is greater, must be independent, and a majority of our directors currently meet that standard. In addition, the independence standards under the LCM are different from the independence standards under the Novo Mercado rules.

Separate Meetings of Non-Management Directors

Under Section 303A.03 of the LCM, the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management. In addition, if a listed company chooses to hold regular meetings of all non-management directors, such listed company should hold an executive session including only independent directors at least once a year. We do not have a similar requirement under Brazilian practice, but in any event, all members of our board are non-executive directors. However, our independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

Under Section 303A.04 of the LCM, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law. However, we have a People, Governance, Organization and Culture Committee composed of independent members according to Novo Mercado rules. This committee is not the equivalent of, or wholly comparable to, a U.S. nominating/corporate governance committee.

Compensation Committee

Section 303A.05 of the LCM requires each U.S. listed company to have a compensation committee composed entirely of independent directors and contains more specific guidance regarding the independence standards for those directors. Listed companies must grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser and to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company. In addition, the compensation committee must assess the independence of any compensation adviser, subject to certain exceptions.

We are not required to have such a committee or to comply with similar requirements under Brazilian rules. However, we have established the People, Governance, Organization and Culture Committee, which is responsible for advising the board of directors in setting compensation policies and the compensation of executives and employees, providing support to the executive officers in the assessment, selection and development of top leadership, advising the board of directors in the formulation and practice of BRF culture to monitor and encouraging proper behavior of leaders, and proposing actions to align the expectations of shareholders and executives. This committee is not the equivalent of, or wholly comparable to, a U.S. compensation committee.

In accordance with Brazilian Corporation Law, our shareholders approve the aggregate compensation of the members of our board of directors, statutory audit and integrity committee and fiscal council for each fiscal year. Our board of directors then decides the allocation of the compensation among its members and the members of the statutory audit and integrity committee and the fiscal council. In addition, our board of directors is directly responsible for employee and executive compensation and recruitment, incentive compensation and related matters.

Audit and Integrity Committee

Under Section 303A.06 of the LCM and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the LCM, the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have established the Statutory Audit and Integrity Committee as approved at the Annual and Extraordinary General Meeting of April 3, 2014. Our Statutory Audit and Integrity Committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The Statutory Audit and Integrity Committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

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

The following are filed as exhibits hereto:

Exhibit Number	Description
1.01

Amended and Restated Bylaws of the Registrant, approved at the extraordinary meeting of the shareholders of BRF S.A. on November 5, 2018 (incorporated by reference to Exhibit 1 to the Report on Form 6-K filed on November 6, 2018, SEC File No. 001-15148).

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

4.03

Stock Options Grant Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 8, 2015 (incorporated by reference to Annex I to the Report on Form 6-K, filed on April 10, 2015, SEC File No. 001-15148).

4.04	Amended Restricted Stocks Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 29, 2019.
8.01	Subsidiaries of the Registrant.
12.01	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data Files (formatted in eXtensible Business Reporting Language (XBRL))

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

BRF S.A.

By: /s/    Lorival Nogueira Luz Júnior

Name: Lorival Nogueira Luz Júnior

Title:     Global  Chief Operating  Officer and  Interim Chief Financial and Investor Relations Officer

Date: April 29, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BRF S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of BRF S.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Emphasis of matter

We draw attention to explanatory notes 1.2 and 1.3 to the consolidated financial statements, which describe the investigations involving the Company in the context of the Brazilian Federal Police operations named “Carne Fraca” and “Trapaça”, as well as their current and potential developments, such as the Responsibility Administrative Process (“PAR - Processo Administrativo de Responsabilização”) issued by the Brazilian Office of the Comptroller General (“CGU - Controladoria Geral da União”) in light of Law 12,846/2013 (“Anti-corruption Law”) and the class action in the United States of America. In the current stage of the investigations and actions, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record additional potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future.

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

São Paulo, Brazil
April 29, 2019

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BRF S.A.

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of BRF S.A. (the Company) for the year ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2016, in conformity with International Financial Reporting Standards – IFRS as issued by International Accounting Standards Board – IASB.

/s/ ERNST & YOUNG

     Auditores Independentes S.S.

We served as the Company’s auditor from 2012 to 2017

São Paulo – SP, Brazil

April 25, 2017, except for Notes 5,12,13, 31, 33, 34 and 35, as to which the date is April 29, 2019

BRF S.A. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of December 31, 2018 and 2017 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

ASSETS	Note	12.31.18	12.31.17
CURRENT ASSETS
Cash and cash equivalents	6	4,869.6	6,010.8
Marketable securities	7	507.0	228.4
Trade accounts receivable, net	8	2,604.9	3,919.0
Notes receivable	8	115.1	113.1
Interest on shareholders' equity receivable	30	7.3	6.2
Inventories	9	3,877.3	4,948.2
Biological assets	10	1,513.1	1,510.5
Recoverable taxes	11	560.4	728.9
Income and social contribution tax recoverable	11	506.5	499.3
Derivative financial instruments	22	182.4	90.5
Restricted cash	15	277.3	127.8
Other current assets	22	683.7	961.1
		15,704.6	19,143.8

Assets held for sale	12	3,326.3	41.6
Total current assets		19,030.9	19,185.4

NON-CURRENT ASSETS
Marketable securities	7	290.6	568.8
Trade accounts receivable, net	8	8.0	6.3
Notes receivable	8	89.0	116.4
Recoverable taxes	11	3,142.5	2,418.2
Income and social contribution tax recoverable	11	7.2	20.0
Deferred income and social contribution taxes	13	1,519.7	1,369.4
Judicial deposits	14	669.1	688.9
Biological assets	10	1,061.3	903.7
Restricted cash	15	584.3	407.8
Other non-current assets		177.4	87.2
Investments in associates and joint ventures	16	86.0	68.2
Property, plant and equipment, net	17	10,697.0	12,190.6
Intangible assets	18	5,019.4	7,197.6
Total non-current assets		23,351.5	26,043.1

TOTAL ASSETS		42,382.4	45,228.5

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of December 31, 2018 and 2017 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

LIABILITIES	Note	12.31.18	12.31.17
CURRENT LIABILITIES
Short-term debt	19	4,547.4	5,031.4
Trade accounts payable	20	5,552.4	6,445.5
Supply chain finance	21	885.8	715.2
Payroll and related charges		555.0	635.1
Tax payable		403.0	426.0
Interest on shareholders' equity		6.2	1.9
Employee and management profit sharing		63.7	95.9
Derivative financial instruments	22	235.0	299.5
Provision for tax, civil and labor risks	26	495.6	536.1
Pension and other post-employment plans	25	94.7	85.2
Other current liabilities		518.3	602.6
		13,357.1	14,874.4

Liabilities directly associated with the assets held for sale	12	1,131.5	-
Total current liabilities		14,488.6	14,874.4

NON-CURRENT LIABILITIES
Long-term debt	19	17,618.1	15,413.0
Trade accounts payable	20	179.8	196.8
Tax payable		162.2	171.2
Provision for tax, civil and labor risks	26	854.7	1,237.1
Deferred income and social contribution taxes	13	65.8	155.3
Employee benefits plans	25	373.4	343.1
Other non-current liabilities		1,108.0	1,124.8
Total non-current liabilities		20,362.0	18,641.3

EQUITY	27
Capital		12,460.5	12,460.5
Capital reserves		115.3	115.1
Income reserves		-	101.4
Accumulated losses		(4,279.0)	-
Treasury shares		(56.7)	(71.5)
Accumulated other comprehensive loss		(1,275.5)	(1,405.2)
Equity attributable to interest of controlling shareholders		6,964.6	11,200.3
Equity attributable to non-controlling interest		567.2	512.5
Total equity		7,531.8	11,712.8

TOTAL LIABILITIES AND EQUITY		42,382.4	45,228.5

 See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF INCOME (LOSS) For the year ended December 31, 2018, 2017 and 2016 (Amounts expressed in millions of Brazilian Reais, except earnings per share and share data)

	Note	12.31.18	Restated 12.31.17	Restated 12.31.16
CONTINUED OPERATIONS
NET SALES	31	30,188.4	28,314.1	27,883.9
Cost of sales	35	(25,320.7)	(22,601.2)	(20,934.0)
GROSS PROFIT		4,867.7	5,712.9	6,949.9
OPERATING INCOME (EXPENSES)
Selling expenses	35	(4,513.6)	(4,208.7)	(4,521.2)
General and administrative expenses	35	(551.1)	(462.5)	(442.6)
Impairment loss on trade and other receivables	35	(46.3)	(67.5)	(53.5)
Other operating income (expenses), net	33	19.3	(333.4)	1.0
Income from associates and joint ventures	16	17.7	22.4	29.3
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		(206.3)	663.2	1,962.9
Financial expenses	34	(3,891.1)	(3,445.5)	(4,277.4)
Financial income	34	1,649.6	1,563.7	2,336.5
INCOME (LOSS) BEFORE TAXES FROM CONTINUED OPERATIONS		(2,447.8)	(1,218.6)	22.0
Current income taxes	13	(6.8)	41.2	(148.8)
Deferred income taxes	13	340.1	210.6	15.8
LOSS FROM CONTINUED OPERATIONS		(2,114.5)	(966.8)	(111.0)
DISCONTINUED OPERATIONS

LOSS FROM DISCONTINUED OPERATIONS	12	(2,351.7)	(132.1)	(256.3)
LOSS FOR THE YEAR		(4,466.2)	(1,098.9)	(367.3)

Net Loss From Continued Operations Attributable to
Controlling shareholders		(2,115.0)	(984.3)	(107.8)
Non-controlling interest		0.5	17.5	(3.2)
		(2,114.5)	(966.8)	(111.0)

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		(2,333.1)	(141.3)	(264.5)
Non-controlling interest		(18.6)	9.2	8.2
		(2,351.7)	(132.1)	(256.3)

LOSSES PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic		811,294,251	803,559,763	801,903,266
Losses per share - basic	28	(2.60691)	(1.22486)	(0.13442)
Weighted average shares outstanding - diluted		811,294,251	803,559,763	801,903,266
Losses per share - diluted	28	(2.60691)	(1.22486)	(0.13442)

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic		811,294,251	803,559,763	801,903,266
Losses per share - basic	28	(2.87577)	(0.17588)	(0.32996)
Weighted average shares outstanding - diluted		811,294,251	803,559,763	801,903,266
Losses per share - diluted	28	(2.87577)	(0.17588)	(0.32996)

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the year ended December 31, 2018, 2017 and 2016 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Note	12.31.18	Restated 12.31.17	Restated 12.31.16
Loss for the year		(4,466.2)	(1,098.9)	(367.3)
Other comprehensive income (loss)
Gain (loss) on foreign currency translation adjustments		84.4	33.3	(670.9)
Losses on marketable securities at FVTOCI	7	(127.0)	(41.7)	(31.0)
Taxes on unrealized losses on marketable securities at FVTOCI	7	20.8	11.5	13.5
Unrealized gains (losses) on cash flow hedge	4	264.3	-	820.0
Taxes on unrealized gain (loss) on cash flow hegde	4	(88.3)	3.7	(272.7)
Net other comprehensive income (loss), to be reclassified to the statement of income in subsequent periods		154.2	6.8	(141.1)
Actuarial gains on pension and post-employment plans	25	1.5	1.5	7.0
Taxes on realized gains on pension and post-employment plans	25	(1.2)	-	(2.4)
Net other comprehensive income (loss), with no impact into subsequent statement of income		0.3	1.5	4.6
Total comprehensive income (loss), net		(4,311.7)	(1,090.6)	(503.8)
Attributable to
Controlling shareholders		(4,363.8)	(1,223.7)	(564.1)
Non-controlling interest		52.1	133.1	60.3
		(4,311.7)	(1,090.6)	(503.8)

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the year ended December 31, 2018, 2017 and 2016 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Attributed to of controlling shareholders
		Capital reserves		Income reserves				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Reserve for tax incentives	Acumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2015	12,460.5	7.0	(3,947.9)	540.2	3,120.8	1,898.6	517.2	32.3	(8.5)	(1,123.2)	19.9	-	13,516.8	319.1	13,835.9
Comprehensive income (loss) (1)
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	(726.1)	-	-	-	-	(726.1)	55.3	(670.8)
Unrealized loss in marketable secutirities available for sale	-	-	-	-	-	-	-	-	(17.5)	-	-	-	(17.5)	-	(17.5)
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	-	-	547.3	-	-	547.3	-	547.3
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	(14.5)	19.1	4.6	-	4.6
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	(372.4)	(372.4)	5.0	(367.4)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)								(726.1)	(17.5)	547.3	(14.5)	(353.3)	(564.1)	60.3	(503.8)
Appropriation of income (loss)
Dividends - R$0.121749293 per outstanding share at the end of the year	-	-	-	-	(98.2)	-	-	-	-	-	-	-	(98.2)	-	(98.2)
Interest on shareholders' equity - R$ 0,642347435 per outstanding share at the end of the year	-	-	-	-	-	(513.2)	-	-	-	-	-	-	(513.2)	-	(513.2)
Loss absorbed by future capital increase	-	-	-	-	-	(475.8)	-	-	-	-	-	475.8	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	122.6	-	-	-	-	(122.6)	-	-	-
Share-based payments	-	75.9	-	-	-	-	-	-	-	-	-	-	75.9	-	75.9
Losses on shares sold	-	(1.6)	-	-	-	-	-	-	-	-	-	-	(1.6)	-	(1.6)
Valuation of shares	-	(7.8)	-	-	-	-	-	-	-	-	-	-	(7.8)	-	(7.8)
Options canceled	-	(32.4)	-	-	-	-	-	-	-	-	-	-	(32.4)	-	(32.4)
Treasury shares acquired	-	-	(543.3)	-	-	-	-	-	-	-	-	-	(543.3)	-	(543.3)
Treasury shares sold	-	-	8.0	-	-	-	-	-	-	-	-	-	8.0	-	8.0
Treasury shares canceled	-	-	3,761.4	-	(3,022.6)	(738.8)	-	-	-	-	-	-	-	-	-
BALANCES AT DECEMBER 31, 2016	12,460.5	41.0	(721.9)	540.2	-	170.8	639.7	(693.8)	(26.0)	(575.9)	5.4	-	11,840.0	379.4	12,219.4
Comprehensive income (loss) (1)
Loss on foreign currency translation adjustments	-	-	-	-	-	-	-	(73.1)	-	-	-	-	(73.1)	106.5	33.4
Unrealized loss in marketable securities at FVTOCI	-	-	-	-	-	-	-	-	(30.3)	-	-	-	(30.3)	-	(30.3)
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	-	-	3.7	-	-	3.7	-	3.7
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	(15.2)	16.8	1.5	-	1.5
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	(1,125.6)	(1,125.6)	26.7	(1,098.9)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)								(73.1)	(30.3)	3.7	(15.2)	(1,108.8)	(1,223.8)	133.2	(1,090.6)
Appropriation of income (loss)
Loss absorbed by legal reserve	-	-	-	(438.8)	-	-	-	-	-	-	-	438.8	-	-	-
Loss absorbed by with future capital increase	-	-	-	-	-	(30.3)	-	-	-	-	-	30.3	-	-	-
Loss absorbed by with reserve for tax incentives	-	-	-	-	-	-	(639.7)	-	-	-	-	639.7	-	-	-
Share-based payments	-	25.6	-	-	-	-	-	-	-	-	-	-	25.6	-	25.6
Acquisition of non-controlling interest	-	48.5	-	-	-	-	-	-	-	-	-	-	48.5	-	48.5
Treasury shares sold	-	-	650.4	-	-	-	-	-	-	-	-	-	650.4	-	650.4
Losses in treasury shares sold	-	-	-	-	-	(140.5)	-	-	-	-	-	-	(140.5)	-	(140.5)
BALANCES AT DECEMBER 31, 2017	12,460.5	115.1	(71.5)	101.4	-	-	-	(766.9)	(56.3)	(572.2)	(9.8)	-	11,200.2	512.6	11,712.8

(1)   All changes in other comprehensive income (loss) are presented net of taxes.

See accompanying notes to the consolidated financial statements.

BRF S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Brazilian Reais, except Dividend and Interest on shareholders’ interest)

	Attributed to of controlling shareholders
		Capital reserves		Income reserves	Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Acumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2017	12,460.5	115.1	(71.5)	101.4	(766.9)	(56.3)	(572.2)	(9.8)	-	11,200.2	512.6	11,712.8
Adoption of IFRS 9	-	-	-	-	-	-	-	-	(17.1)	(17.1)	2.5	(14.6)
Restatement by hyperinflation	-	-	-	-	-	-	-	-	130.2	130.2	-	130.2
Comprehensive income (loss) (1)
Gains on foreign currency translation adjustments	-	-	-	-	14.1	-	-	-	-	14.1	70.3	84.4
Unrealized losses on marketable securities at FVTOCI	-	-	-	-	-	(42.2)	-	-	-	(42.2)	-	(42.2)
Unrealized gains in cash flow hedge	-	-	-	-	-	-	176.0	-	-	176.0	-	176.0
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	(18.2)	18.5	0.3	-	0.3
Realized loss in marketable securities at FVTOCI	-	-	-	-	-	-	-	-	(64.0)	(64.0)	-	(64.0)
Loss for the year	-	-	-	-	-	-	-	-	(4,448.0)	(4,448.0)	(18.2)	(4,466.2)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)					14.1	(42.2)	176.0	(18.2)	(4,493.5)	(4,363.8)	52.1	(4,311.7)
Appropriation of income (loss)
Loss absorbed by with legal reserve	-	-	-	(101.4)	-	-	-	-	101.4	-	-	-
Share-based payments	-	0.5	14.8	-	-	-	-	-	-	15.3	-	15.3
Loss on changes in ownership interest – controlled entities	-	(0.2)	-	-	-	-	-	-	-	(0.2)	-	(0.2)
BALANCES AT DECEMBER 31, 2018	12,460.5	115.4	(56.7)	0.0	(752.8)	(98.5)	(396.2)	(28.0)	(4,279.0)	6,964.6	567.2	7,531.8

(1)         All changes in other comprehensive income (loss) are presented net of taxes.

See accompanying notes to the consolidated financial statements.

BRF S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS For the year ended December 31, 2018, 2017 and 2016 (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.18	Restated 12.31.17	Restated 12.31.16
OPERATING ACTIVITIES
Loss from continued operations	(2,114.5)	(966.8)	(111.0)
Adjustments to reconcile loss to net cash
Depreciation and amortization	962.7	895.5	751.7
Depreciation and depletion of biological assets	784.5	736.8	658.0
Loss (gain) on disposals of property, plant and equipments	51.0	8.4	(33.7)
Gain in business combination	-	-	(59.5)
Provision for losses in inventories	352.2	224.7	70.7
Provision for tax, civil and labor risks	214.4	443.3	398.8
Tax Amnesty Program ("PERT")	-	(449.8)	-
Income from associates and joint ventures	(17.7)	(22.4)	(29.3)
Financial results, net	2,241.5	1,881.8	1,300.2
Deferred income tax	(340.1)	(210.6)	(15.9)
Others	176.7	244.9	260.4
Cash flow provided by operating activities before working capital	2,310.7	2,785.8	3,190.4
Trade accounts receivable	992.5	(682.1)	199.9
Inventories	(226.0)	35.2	(728.1)
Biological assets - current assets	(50.1)	224.9	(301.3)
Trade accounts payable	(1,051.3)	1,085.3	644.7
Supply chain finance	170.9	(621.3)	1,335.6
Cash generated by operating activities	2,146.7	2,827.8	4,341.2
Investments in securities at FVTPL	(273.7)	7.6	(210.6)
Redemptions of securities at FVTPL	143.7	53.3	218.7
Interest received	177.3	405.5	186.1
Interest on shareholders' equity received	3.6	26.8	41.1
Payment of tax, civil and labor provisions	(355.6)	(509.3)	(401.0)
Interest paid	(1,147.4)	(1,323.3)	(786.1)
Payment of income tax and social contribution	(0.7)	(37.1)	(7.1)
Other assets and liabilities	(265.5)	(781.5)	(1,044.9)
Net cash provided by operating activities	428.4	669.8	2,337.4
Net cash used in operating activities from discontinued operations	(132.7)	(20.4)	(516.3)
Net cash provided by operating activities	295.7	649.4	1,821.1

INVESTING ACTIVITIES
Investments in securities at amortized cost	(213.7)	(97.6)	(172.9)
Redemptions of securities at amortized cost	179.7	118.6	-
Investments in securities at FVTOCI	(5.2)	-	(66.7)
Redemptions of securities at FVTOCI	140.9	238.3	91.5
Redemptions of (investments in) restricted cash	(249.4)	74.7	1,258.0
Additions to property, plant and equipment	(578.0)	(681.2)	(1,114.0)
Additions to biological assets - non-current assets	(845.3)	(681.7)	(743.4)
Proceeds from disposals of property, plant and equipment	261.5	150.3	309.6
Additions to intangible assets	(20.5)	(51.0)	(62.1)
Business combination, net of cash acquired	-	(1,119.6)	(793.7)
Sale (Acquisition) of participation in joint ventures and associates	3.3	(1.2)	(1.2)
Net cash used in investing activities	(1,326.7)	(2,050.4)	(1,294.9)
Net cash used in investing activities from discontinued operations	(89.2)	(84.1)	(2,865.0)
Net cash used in investing activities	(1,415.9)	(2,134.5)	(4,159.9)

FINANCING ACTIVITIES
Proceeds from debt issuance	6,500.1	8,020.2	8,279.8
Repayment of debt	(6,224.0)	(7,332.5)	(2,972.6)
Treasury shares disposed	-	509.9	6.4
Treasury shares acquired	-	-	(543.3)
Interest on shareholders' equity and dividends paid	-	-	(1,176.3)
Commercial leasing	(102.4)	(149.9)	-
Net cash provided by financing activities	173.7	1,047.7	3,594.0
Net cash provided (used in) by financing activities from discontinued operations	(99.8)	9.4	126.6
Net cash provided by financing activities	73.9	1,057.1	3,720.6
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	71.5	81.9	(387.9)
Net increase (decrease) in cash and cash equivalents	(974.8)	(346.1)	994.0
At the beginning of the year	6,010.8	6,356.9	5,362.9
At the end of the year (1)	5,036.0	6,010.8	6,356.9

(1) Includes the amount of R$166.4 related to assets held for sale (note 12).

See accompanying notes to the consolidated financial statements.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.               COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its consolidated subsidiaries (collectively the “Company”) is a multinational Brazilian Company, which owns a comprehensive and diverse portfolio of products and it is one of the world’s largest producers of food. With a focus on raising, producing and slaughtering of poultry and pork for processing, production and sale of fresh meat, processed products, pasta, frozen vegetables and soybean by-products, among which the following are highlighted:

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

BRF is a public company, listed on the New Market of B3 (“Brasil, Bolsa, Balcão”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. Its headquarters are located at 475 Jorge Tzachel street, in the City of Itajaí, State of Santa Catarina.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs, through a strong innovation process that provide us with increasing value-added items which will differentiate us from our competitors and strengthen our brands.

The Company's business model is by means of a vertical and integrated production system, which are distributed through an extensive distribution network, reaching the 5 continents, to meet supermarkets, retail stores, wholesalers, restaurants and other institutional customers. In addition, our facilities are strategically located near to their raw material suppliers or its main consumption centers.

The Company has as main brands Sadia, Perdigão, Qualy, Chester®, Perdix and Banvit that are highly recognized, especially in Brazil, Turkey and the Middle East. On February, 2018 the Company launched the Kidelli brand in Brazil, which presents a portfolio of products different from other brands and very diversified, based on poultry and pork, offering our quality products with competitive prices.

The Company went through a financial and operational restructuring during 2018, as detailed in note 1.4, which resulted in a change in its management structure, so that the Company's activities were organized into 4 operational segments: Brazil, International, Halal and Other segments (note 5). Thus, the numbers of 2017 were adjusted and restated.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.1.         Equity interest

					Accounting method	% equity interest
Entity		Main activity	Country	Participation		12.31.18	12.31.17

BRF Energia S.A.		Commercialization of eletric energy	Brazil	Direct	Consolidated	100.00%	100.00%
BRF GmbH		Holding	Austria	Direct	Consolidated	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	Consolidated	99.90%	99.90%
BRF France SARL	(l)	Marketing and logistics services	France	Indirect	Consolidated	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	Consolidated	99.00%	99.00%
BRF Global Company South Africa Proprietary Ltd.		Import and commercialization of products	South Africa	Indirect	Consolidated	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	Consolidated	1.00%	1.00%
BRF Global GmbH	(b)	Holding and trading	Austria	Indirect	Consolidated	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	Consolidated	0.10%	0.10%
Qualy 5201 B.V.	(b) (l)	Import, commercialization of products and holding	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(l)	Import and commercialization of products	Portugal	Indirect	Consolidated	100.00%	100.00%
BRF Japan KK		Marketing and logistics services	Japan	Indirect	Consolidated	100.00%	100.00%
BRF Korea LLC		Marketing and logistics services	Korea	Indirect	Consolidated	100.00%	100.00%
BRF Shanghai Management Consulting Co. Ltd.		Advisory and related services	China	Indirect	Consolidated	100.00%	100.00%
BRF Shanghai Trading Co. Ltd.		Commercialization and distribution of products	China	Indirect	Consolidated	100.00%	100.00%
BRF Singapore PTE Ltd.		Marketing and logistics services	Singapore	Indirect	Consolidated	100.00%	100.00%
BRF Germany GmbH	(l)	Import and commercialization of products	Germany	Indirect	Consolidated	100.00%	100.00%
BRF GmbH Turkiye Irtibat	(g)	Import and commercialization of products	Turkey	Indirect	Consolidated	-	100.00%
BRF Holland B.V.	(l)	Import and commercialization of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Campo Austral S.A.	(k)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	2.66%	2.66%
Eclipse Holding Cöoperatief U.A.	(k)	Holding	The Netherlands	Indirect	Consolidated	0.01%	0.01%
BRF B.V.	(l)	Industrialization, import and commercialization of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
ProudFood Lda		Import and commercialization of products	Angola	Indirect	Consolidated	10.00%	10.00%
BRF Hungary LLC		Import and commercialization of products	Hungary	Indirect	Consolidated	100.00%	100.00%
BRF Iberia Alimentos SL	(l)	Import and commercialization of products	Spain	Indirect	Consolidated	100.00%	100.00%
BRF Invicta Ltd.		Import, commercialization and distribution of products	England	Indirect	Consolidated	69.16%	69.16%
Invicta Food Products Ltd.	(l)	Import and commercialization of products	England	Indirect	Consolidated	100.00%	100.00%
BRF Wrexham Ltd.	(l)	Industrialization, import and commercialization of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Food Group Ltd.	(b) (l)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Foods Ltd.	(l)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Invicta Foodservice Ltd.	(l)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Universal Meats (UK) Ltd.	(b) (l)	Import, Industrialization, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
BRF Italia SPA	(l)	Import and commercialization of products	Italy	Indirect	Consolidated	67.00%	67.00%
Compañía Paraguaya Comercial S.A.		Import and commercialization of products	Paraguay	Indirect	Consolidated	99.00%	99.00%
Campo Austral S.A.	(k)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	50.48%	50.48%
Itega S.A.	(k)	Holding	Argentina	Indirect	Consolidated	96.00%	96.00%
Eclipse Holding Cöoperatief U.A.	(k)	Holding	The Netherlands	Indirect	Consolidated	99.99%	99.99%
Buenos Aires Fortune S.A.	(k)	Holding	Argentina	Indirect	Consolidated	5.00%	5.00%
Campo Austral S.A.	(k)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	8.44%	8.44%
Eclipse Latam Holdings	(k)	Holding	Spain	Indirect	Consolidated	100.00%	100.00%
Buenos Aires Fortune S.A.	(k)	Holding	Argentina	Indirect	Consolidated	95.00%	95.00%
Campo Austral S.A.	(k)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	6.53%	6.53%
Campo Austral S.A.	(k)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	31.89%	31.89%
Itega S.A.	(k)	Holding	Argentina	Indirect	Consolidated	4.00%	4.00%
Golden Foods Poultry Limited	(l)	Holding	Thailand	Indirect	Consolidated	48.52%	48.52%
Golden Poultry Siam Limited	(l)	Holding	Thailand	Indirect	Consolidated	51.84%	51.84%
Golden Poultry Siam Limited	(l)	Holding	Thailand	Indirect	Consolidated	48.16%	48.16%
BRF Thailand Limited	(l)	Import, Industrialization, commercialization and distribution of products	Thailand	Indirect	Consolidated	100.00%	100.00%
BRF Feed Thailand Limited	(l)	Import, Industrialization, commercialization and distribution of products	Thailand	Indirect	Consolidated	100.00%	100.00%
Golden Foods Sales (Europe) Limited	(l)	Holding and trading	England	Indirect	Consolidated	100.00%	100.00%
Golden Quality Foods Europe BV	(l)	Import, commercialization and distribution of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Golden Quality Foods Netherlands BV	(l)	Import, commercialization and distribution of products	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Golden Foods Siam Europe Limited	(b) (l)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Golden Quality Poultry (UK) Ltd	(l)	Import, commercialization and distribution of products	England	Indirect	Consolidated	100.00%	100.00%
Perdigão Europe Lda.		Import and export of products	Portugal	Indirect	Consolidated	100.00%	100.00%
Perdigão International Ltd.		Import and export of products	Cayman Island	Indirect	Consolidated	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	Indirect	Consolidated	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	Indirect	Consolidated	100.00%	100.00%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	Indirect	Consolidated	98.00%	98.00%
ProudFood Lda		Import and commercialization of products	Angola	Indirect	Consolidated	90.00%	90.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	Consolidated	40.00%	40.00%
Sadia Foods GmbH	(c)	Import and commercialization of products	Germany	Indirect	Consolidated	-	100.00%
SATS BRF Food PTE Ltd.		Import, industrialization, commercialization and distribution of products	Singapore	Joint venture	Equity pick-up	49.00%	49.00%
BRF Global Namíbia		Import and commercialization of products	Namibia	Indirect	Consolidated	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	Indirect	Consolidated	100.00%	100.00%
BRF Luxembourg Sarl		Holding	Luxemburgo	Direct	Consolidated	100.00%	100.00%
BRF Austria GmbH		Holding	Austria	Indirect	Consolidated	100.00%	100.00%
One Foods Holdings Ltd		Holding	United Arab Emirates	Indirect	Consolidated	100.00%	100.00%
Al-Wafi Food Products Factory LLC		Industrialization and commercialization of products	United Arab Emirates	Indirect	Consolidated	49.00%	49.00%
Badi Ltd.		Holding	United Arab Emirates	Indirect	Consolidated	100.00%	100.00%
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	Indirect	Consolidated	75.00%	75.00%
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	Indirect	Consolidated	49.00%	49.00%
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	Indirect	Consolidated	100.00%	100.00%
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	Indirect	Consolidated	70.00%	70.00%
FFM Further Processing Sdn. Bhd.		Industrialization, import and commercialization of products	Malaysia	Indirect	Consolidated	70.00%	70.00%
FFQ GmbH	(i)	Industrialization, import and commercialization of products	Austria	Indirect	Consolidated	100.00%	-
SHB Comércio e Indústria de Alimentos S.A.	(f) (j)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	-	99.99%
TBQ Foods GmbH		Holding	Austria	Indirect	Consolidated	60.00%	60.00%
Banvit Bandirma Vitaminli		Industrialization and commercialization of products	Turkey	Indirect	Consolidated	91.71%	91.71%
Banvit Enerji ve Elektrik Üretim Ltd. Sti.		Commercialization of eletric energy	Turkey	Indirect	Consolidated	100.00%	100.00%
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	Indirect	Consolidated	0.01%	0.01%
Nutrinvestments BV		Holding	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Banvit ME FZE		Marketing and logistics services	United Arab Emirates	Indirect	Consolidated	100.00%	100.00%
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	Indirect	Consolidated	99.99%	99.99%
One Foods Malaysia SDN. BHD.	(d)	Marketing and logistics services	Malaysia	Indireta	Consolidated	100.00%	100.00%
Federal Foods LLC		Import, commercialization and distribution of products	United Arab Emirates	Indirect	Consolidated	49.00%	49.00%
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	Indirect	Consolidated	49.00%	49.00%
SHB Comércio e Indústria de Alimentos S.A.	(f) (j)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	-	0.01%
BRF Hong Kong LLC		Import, commercialization and distribution of products	Hong Kong	Indirect	Consolidated	100.00%	100.00%

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

					Accounting method	% equity interest
Entity		Main activity	Country	Participation		12.31.18	12.31.17
Establecimiento Levino Zaccardi y Cia. S.A.	(a) (k)	Industrialization and commercialization of dairy products	Argentina	Direct	Consolidated	99.94%	99.94%
BRF Pet S.A.		Industrialization and commercialization and distribution of feed and nutrients for animals	Brazil	Direct	Consolidated	100.00%	100.00%
PP-BIO Administração de bem próprio S.A.	(h)	Management of assets	Brazil	Affiliate	Equity pick-up	66.66%	33.33%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Direct	Consolidated	99.99%	99.99%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	99.99%	99.99%
PR-SAD Administração de bem próprio S.A.	(e)	Management of assets	Brazil	Affiliate	Equity pick-up	-	33.33%
Quickfood S.A.	(k)	Industrialization and commercialization of products	Argentina	Direct	Consolidated	91.21%	91.21%
Sadia Alimentos S.A.	(k)	Holding	Argentina	Direct	Consolidated	43.10%	43.10%
Avex S.A.	(k)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	33.98%	33.98%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	Direct	Consolidated	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	Consolidated	60.00%	60.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Indirect	Consolidated	5.10%	5.10%
Avex S.A.	(k)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	66.02%	66.02%
Compañía Paraguaya Comercial S.A.		Import and commercialization of products	Paraguay	Indirect	Consolidated	1.00%	1.00%
Sadia Alimentos S.A.	(k)	Holding	Argentina	Indirect	Consolidated	56.90%	56.90%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	Direct	Consolidated	2.00%	2.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Direct	Consolidated	94.90%	94.90%
SHB Comércio e Indústria de Alimentos S.A.	(f) (j)	Industrialization and commercialization of products	Brazil	Direct	Consolidated	-	-
UP Alimentos Ltda.	(m)	Industrialization and commercialization of products	Brazil	Affiliate	Equity pick-up	50.00%	50.00%
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	Direct	Consolidated	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.	(a) (k)	Industrialization and commercialization of dairy products	Argentina	Indirect	Consolidated	0.06%	0.06%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Indirect	Consolidated	0.01%	0.01%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	0.01%	0.01%

(a)         Dormant subsidiaries.

(b)         The wholly-owned subsidiary BRF Global GmbH, operates as a trading in the European market and owns 101 direct subsidiaries in Madeira Island, Portugal, with an investment as of December 31, 2018 of R$4.9 (R$3.6 as of December 31, 2017) and a direct subsidiary in Den Bosch, The Netherlands, denominated Qualy 20 with an investment as of December 31, 2018 of R$7.4 (R$6.5 as of December 31, 2017). The wholly-owned subsidiary Qualy 5201 B.V. owns 212 subsidiaries in The Netherlands being the amount of this investment as of December 31, 2018 of R$20.7 (R$20.2 as of December 31, 2017). The indirect subsidiary Invicta Food Group Ltd. owns 120 direct subsidiaries in Ashford, England, with an investment of R$44.8 as of December 31, 2018 (R$126.6 as of December 31, 2017). The indirect subsidiary Universal Meats (UK) Ltd owns 99 direct subsidiaries in Ashford, England with an investment of R$45.1 as of December 31, 2018 (R$41.6 as of December 31, 2017). The indirect subsidiary Golden Foods Siam Europe Ltd (GFE) owns 32 subsidiaries in Ashford, England with an investment of R$0.04 as of December 31, 2018 (R$0.02 as of December 31, 2017). The purpose of these subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

(c)          On February 28, 2018, Sadia Foods GmbH was extinguished.

(d)         On June 21, 2018, BRF Malaysia Sdn. Bhd changed its name to One Foods Malaysia SDN. BHD.

(e)         On July 31, 2018 the Company sold its equity stake in PR-SAD.

(f)           On September 01, 2018, BRF Foods GmbH and One Foods Holdings Ltd., which jointly held 100% of equity stake in SHB Comércio e Indústria de Alimentos S.A., sold their stakes to BRF S.A.

(g)         On October 02, 2018, BRF GmbH Turkiye Irtibat was extinguished.

(h)         On October 05, 2018, PP-BIO increased its equity interest in 33.33%, totaling 66.66% of the equity.

(i)           On October 12, 2018, FFQ GmbH was created.

(j)           On December 31, 2008, SHB Comércio e Indústria de Alimentos SA was merged into the parent company BRF S.A. note (1.7).

(k)          Subsidiaries in Argentina included in discontinued operations (note 12).

(l)           Subsidiaries in Europe and Thailand included in discontinued operations (note 12).

(m)        On December 2018, UP Alimentos Ltda. ended its activities and is currently dormant.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1.2.         Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee is conducting independent investigations, along with the Independent Investigation Committee, composed of external members and external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees in the scope of the aforementioned operations and other ongoing investigations.

For the year ended December 31, 2018, the main impacts observed as result of the referred operations were recorded in: (i) cost of goods sold in the amount of R$403.3 (R$285.0 in 12.31.17) mostly related to inventory losses, adjustments to net realizable value and idleness, (ii) other operating expenses in the amount of R$78.9 (R$78.3 in 12.31.17) mostly related to expenditures with lawyers, legal advisors and consultants, and (iii) sales deductions in the amount of R$10.6 related to legal expenses with import quotas in Europe, which totaled R$492.8 (R$363.4 in 12.31.17).

The independent investigations create, in addition to the impacts already recorded, uncertainties about the outcome of these operations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses.

The outcome may result in payments of substantial amounts, which may cause a material adverse effect on the Company´s financial position, results and cash flows in the future.

1.2.1.   Carne Fraca Operation

On March 17, 2017, BRF became aware of a decision issued by a judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained (subsequently released) and three were identified for questioning.

In April 2017, the Brazilian Federal Police and the Brazilian federal prosecutors filed charges against BRF employees, which were accepted by the judge responsible for the process, and its main allegations in this phase involve misconduct related to improper offers and/or promises to government inspectors.

On June 04, 2018, the Company was informed about the establishment of a responsibility administrative process (“PAR”) by the Office of the Comptroller General (“CGU”), under the Law Nº 12,846/2013 (“Anti-corruption Law”), which aims to verify eventual administrative responsibilities related to the facts object of the criminal lawsuit Nº 5016879-04.2017.4.04.7000, (“Criminal Lawsuit”) in progress under the 14th Federal Court of the subsection of Curitiba/PR, as a consequence of the Carne Fraca Operation.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

BRF has informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission and the U.S. Department of Justice about the Carne Fraca Operation and is cooperating with the authorities.

On September 28, 2018, the sentence of the Criminal Lawsuit in first instance was published, discharging one of the BRF employees and convicting the other one for six months of detention with the possibility of substitution for a right-restricting penalty. The Brazilian federal prosecutors presented appeal to the first instance decision. The appeal is being analyzed by the Federal Regional Court of the 4th region.

1.2.2.   Trapaça Operation

On March 5, 2018, the Company learned of a decision issued by a judge of the 1st Federal Court of Ponta Grossa/PR, authorizing the search and seizure of information and documents due to allegations involving misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs. Such operation was denominated as Trapaça Operation. Still on March 5, 2018, BRF received notice from the Ministry of Agriculture, Livestock and Food Supply (“MAPA”) immediately suspending exports from its Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 12 countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum.

On May 14, 2018, the Company received the formal notice that 12 plants located in Brazil were removed from the list that permits imports of animal origin products by the European Union’s countries. The measure came into force as of May 16, 2018 and affects only the plants located in Brazil and which have export licenses to the European Union, not affecting the supply to other markets or other BRF plants located outside Brazil that export to the European market.

On October 15, 2018, the Federal Police Department submitted to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR the final report of its investigation in connection to the Trapaça Operation. The police inquiry indicted 43 people, including former key executives of the Company.

1.2.3.   Governance enhancement

The Company, in the light of the facts related to the investigations of the authorities collaborates to the complete clarification of the facts. In this sense, the Company has decided to move away, independently of the results of the investigations, all employees mentioned in the Federal Police’s final report of the Trapaça Operation until all facts are fully clarified.

BRF interacts in a wide and transparent way with the authorities, with the objective of collaborating with the full elucidation of the facts. Simultaneously, it will proceed with the internal investigations led by the Independent Investigation Committee and by the Audit and Integrity Committee to clarify all the facts identified or that may be identified in the future.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company believes that this cooperation process with the authorities strengthens and consolidates its governance through ongoing actions to ensure the highest levels of safety standards, integrity and quality, as well as greater autonomy to its Compliance Department.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) strengthening of the  Compliance, Internal Audit and Internal Controls departments, (iii) issuance of new policies and procedures specifically related to the anticorruption law, (iv) reputational verification of business partners, (v) revision of the process of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) new consequence policy for misconduct.

1.3.          U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed against the Company and certain current and former administrators in the U.S. Federal District Court in the city of New York alleging that the Company and those administrators engaged in securities fraud or other unlawful business practices mentioned, among others, in the Carne Fraca and Trapaça Operations. On July 2, 2018, the referred Court appointed the City of Birmingham Retirement and Relief System as lead plaintiff in the action. On August 31, 2018, the lead plaintiff filed an amended class action complaint, and a second amendment complaint was presented on December 5, 2018.  An unfavorable outcome of the class action may have a material impact for the Company. However, since this lawsuit is in its early stages, it is not possible to make a reasonable estimate of eventual losses.

1.4.         Financial and operational restructuring plan

On June 29, 2018, the Board of Directors approved the financial and operational restructuring plan of the Company ("the Plan"), with the objective to improve its share capital structure, by reducing its debt leverage, which also enhances its controlling and quality processes.

The Company’s decision is it to focus its transactions in the Brazilian market, in Asia and in the Muslim market. Then, the segmentation of the businesses was changed as disclosed in note 5.

As a result of the Plan, the following actions will be taken: (i) sale of operational units in Argentina (denominated Argentina Operations), and Europe and Thailand (denominated Europe and Thailand Operations); (ii) sale of real estate and non-operating assets; (iii) sale of non-controlling interests in companies and (iv) operational restructuring plan with the purpose to adjust its productive structure to the market demand and includes adjustments in its the production lines, collective paid leave and a reduction of around 5% of the factory unit employees in Brazil.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

During the fourth quarter of 2018, the Company evolved in the negotiations for the sale of the assets abovementioned in items (i) and (ii) and met the requirements for its classifications as assets held for sale and discontinued operations (note 12).

On July 20, 2018, following the simplification of the organizational structure, the Company’s Board of Directors approved the hiring and the appointment of new executives for the following positions (i) Sidney Manzaro, assumed his position on August 13, 2018, as Vice-President of Brazilian Market, in substitution of Alexandre Almeida (ii) Vinícius Guimarães Barbosa,  assumed his position on August 01, 2018, as Vice-President of Operations and (iii) Bruno Ferla, who previously served as a consultant to the Company and heading its Legal Department, assumed his position on August 01, 2018, as Vice-President of Institutional Affairs, Legal, and Compliance.

For the year ended December 31, 2018, the impacts recorded due to the operational restructuring plan previously mentioned, such includes termination of contracts with suppliers and outgrowers, employee terminations, inventory and biological assets losses, as well as increase in idleness, in total amount of R$213.5 and were recorded in (i) cost of goods sold in the amount of R$195.7 an (ii) other operating expenses in the amount of R$17.8.

1.5.         Strike of truck drivers

There was a national strike lasting approximately 10 days which resulted in blocked roads and interruption of the transport of goods and supplies, impacting several of the company´s facilities plants. As a result of the strike, the Company incurred in inventory and biological assets losses and idleness during the days of the strike, as well incurred in additional logistics costs to restart its activities. For the year ended December 31, 2018, such losses amounted to R$85.0 and were recorded in (i) cost of goods sold in the amount of R$72.7 and (ii) selling expenses in the amount of R$12.4.

1.6.         Credit rights investment fund (“FIDC”)

On December 12, 2018, the Company concluded the structuring of the Credit rights investment fund – BRF Customers (“FIDC BRF”), whose exclusive objective is to acquire receivables originated from commercial operations between the Company and its customers in Brazil.

The structuring was made in association with the coordinators Banco Bradesco BBI S.A., BB – Banco de Investimento S.A. and Banco Votorantim S.A. in the format of a close-end fund and has a duration of 5 years.

From the 875,000 quotas that were subscribed and paid-in, 787,500 are senior quotas, 21,875 mezzanine A quotas, 51,012 mezzanine B quotas and 14,613 junior quotas, in the amounts of R$787.5, R$21.9, R$51.0 and R$14.6 respectively. The Company holds the 14,613 junior quotas, which are recorded as marketable securities (note 7).

The transfer of the receivables to the FIDC BRF fulfil the requirements for derecognition of financial assets and, therefore, the Accounts Receivable transferred are written-off of the Company’s financial statements. The effects of the discount rate charged on the transfer are recorded in the account of Financial Expenses (note 34).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

This operation occurs in continuity to the operational and financial restructuring plan and allows an additional offer of credit for domestic customers.

1.7.         Incorporation of the wholly-owned subsidiary SHB Comércio e Indústria de Alimentos S.A. ("SHB")

On December 31, 2018, the wholly-owned subsidiary SHB was merged into BRF S.A. with the objective of unifying and centralizing the Company's activities related to the Halal products business, to promote greater simplification, efficiency and transparency of the organizational structure.

1.8.         Seasonality

In Brazil operating segment, as well as in discontinued operations related to the activities of Argentina, on November and December of each year, the Company is impacted by seasonality due to Christmas and New Year’s Celebrations, being the best-selling products in this period: turkey, Chester®, ham and pork loins.

In Halal operating segment (former name of One Foods), seasonality is due to Ramadan, which is the holy month of the Muslim Calendar. The start of Ramadan depends on the beginning of the moon cycle and therefore can vary each year.

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

The consolidated financial statements were prepared on the historical cost basis except for the following items which are measured at fair value:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

                     i.        derivative and non-derivative financial instruments;

                   ii.        share-based payments;

                  iii.        biological assets; and

                 iv.        certain assets held for sale are recorded at fair value less cost to sell.

The Company’s Management notes that the consolidated financial statements were prepared in a going concern basis.

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

The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Foreign subsidiaries with functional currency – Argentine Peso, Thailand Bath, Chilean Peso, United Arab Emirates Dirham, Euro, Forint Hungary, Hong Kong Dollar, Kuwait Dinar, Oman Riyal, Pound Sterling, South African Rand, Renminbi Yuan China, Ringgit Malaysia, Riyal Saudi Arabia, Riyal Qatar, Romanian Leu, Ruble Russia, Singapore Dollar, Turkish Lira, Uruguayan Peso, U.S. Dollar, Vietnamese Dong, Won South Korea and Yen.

•     Assets and liabilities are translated at the exchange rate in effect at year-end;

•     Statement of income accounts are translated based on the monthly average rate; and

•     The cumulative effects of gains or losses upon translation are recognized as Accumulated Foreign Currency Translation Adjustments component of other comprehensive income.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

Goodwill arising from business combination with entities in foreign market is expressed in the functional currency of that entity and converted by the closing exchange rate for the reporting currency of the of the acquirer, with the effects recognized in other comprehensive income.

The accounting policies have been consistently applied by all subsidiaries included in consolidation, with the exception of the adoption of new accounting standards as discloses in notes 3.7 and 3.27.

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

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

3.5.         Segment information: an operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels, being, Brazil, Halal (predominantly Islamic markets, including Turkey, North of Africa, Gulf Cooperation Council (GCC) and Malaysia) and International (Japan, Korea, China, Hong Kong, Singapore, Eurasia, Africa and Americas). The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork and others, processed and other sales.

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

3.7.         Financial instruments: The Company adopted IFRS 9 Financial Instruments in replacement of IAS 39 Financial Instruments: Recognition and measurement from January 01, 2018. The changes in accounting policies and its impacts to the financial statements are described below:

Classification of Financial Assets

IFRS 9 contains a new classification and measurement approach for financial assets which contains three principal classification categories: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit and loss (FVTPL). The standard eliminates the IAS 39 categories of held to maturity, held for trading, loans and receivables and available for sale.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

This change did not cause any retrospective impact in the measurement of the Company’s financial assets. Prospectively, for equity instruments measured at FVOCI, when settled or transferred, the gains and losses accumulated in other comprehensive income no longer affect income statement, being immediately reclassified to accumulated profits or losses, in equity.

The classification of financial assets is based on individual characteristics of the instrument and the business model of the portfolio in which it is contained. For already existent financial instruments on January 01, 2018, the Company has considered the categories on the following manner:

(i)       Financial assets held to maturity and loans and receivables were transferred to the amortized cost category;

(ii)      Financial assets held for trading were transferred to the FVTPL classification;

(iii)      Financial assets available for sale were transferred to the FVOCI classification;

The charts related to financial instruments in notes 4 and 7 now follow the categories described above.

Hedge accounting

The Company has chosen to apply the new hedge accounting requirements of IFRS 9. The standard requires that hedge accounting relationships are aligned with the Company’s risk management objectives and strategy, the application of a more qualitative and forward-looking approach to assessing hedge effectiveness and prohibits voluntary discontinuation of hedge accounting.

For financial instruments designated into cash flow hedge relations, the Company has begun to account for the time value of purchased options, the forward element of forward contracts and foreign currency basis spreads as cost of hedging, into other comprehensive income. When the instrument is terminated, the costs of hedge are reclassified to the income statement together with the intrinsic values of the instrument.

The categories and designation models for hedge accounting remain unchanged.

Impairment of Financial Assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ model. This model is applicable to financial assets measured at amortized cost or at FVOCI, except for equity instruments.

For financial investments and cash and equivalents, the Company did not have any relevant impact on credit losses, due to the elevated ratings of its counterparties.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

For trade receivables and notes receivables, the Company has elected the practical expedient of the aging-based provision matrix in the item B5.5.35 of IFRS 9, with the appropriate groupings of the receivables.

The Company prepared a study of historical losses and recoveries of its customers portfolios for every acting region, taking into consideration the dynamics of the markets and the instruments hired to reduce credit exposures, such as: letters of credit, insurances and guarantees. In addition to the analysis of the consolidated portfolios, specific clients with different credit risks were treated separately.

Based on the studies, expected losses indexes were calculated for each portfolio and aging class. The indexes were applied to the accounts receivable balances and generated the amounts of expected credit losses. The Company monitors the indexes, customers and portfolios constantly, recognizing the respective changes into the impairment loss on trade and other receivables account.

The adoption of the new standard has impacted the Company’s equity as per below:

Retained Earnings	Impact of IFRS 9 adoption
Increase in expected credit losses with trade accounts receivable	12.6
Increase in expected credit losses with notes receivable	6.5
Increase in expected credit losses with financial investments	1.4
Deferred taxes	(6.0)
Impact on 01.01.18	14.5

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 were applied retrospectively, except as described below:

•       The Company took advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in retained earnings at January 01, 2018; and

•       The new hedge accounting requirements were applied prospectively.

3.8.         Adjustment to present value: the Company measures the adjustment to present value of outstanding balances of non-current trade accounts receivable, trade payables and other non-current liabilities, being recorded in reducing accounts of the respective line items against financial result. The Company adopts the weighted average of the cost of funding to determine the adjustment to present value to those assets and liabilities, which corresponds to annual rate of 11.40% on December 2018 (12.70% p.a. on December 31, 2017).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.9.         Trade accounts receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of expected credit losses.

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

3.10.     Inventories: are evaluated at average acquisition or formation cost, not exceeding their net realizable value. The cost of finished products includes raw materials, labor, cost of production, transport and storage, which are related to all process needed to make the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas abnormal losses, if any, are recorded directly as cost of sales.

3.11.     Biological assets: The consumables and production biological assets (live animals) and the forest are measured at their fair value, being applied the cost approach technique to live animals and market approach to the forest. In the determination of the live animal’s fair value, all the inherent losses to the production process were considered.

3.12.     Assets held for sale and discontinued operations: Such assets are measured at carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified under this account when the sale is highly probable and they are available for immediate sale under their current conditions. In 2018, it was necessary to recognize impairment losses for these assets (note 12).

The statement of income (loss) and cash flows from discontinued operations are presented separately from those of continued operations of the Company.

The comparative periods are reclassified in the case of the statement of income (loss) for the year and cash flows, however the statement of financial position remains as presented in the past.

3.13.     Property, plant and equipment: stated at the cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The borrowing costs are capitalized as a component of construction in progress, considering the weighted average interest rate of the Company’s debt at the capitalization date.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an analysis of impairment indicators of property, plant and equipment. The recoverability of these assets was tested for impairment in 2018, and no adjustments were identified. The realization of the test involved the adoption of assumptions and judgments, as disclosed in note 18. An impairment for loss for property, plant and equipment, is only recognized if the related cash-generating unit is devalued. Such condition is also applied if the asset’s recoverable amount is less than its carrying amount. The recoverable amount of asset or cash-generating unit is the greater of its value in use and its fair value less cost to sell.

Gains and losses on disposals of property, plant and equipment items are calculated by comparing the proceeds of the disposals with their net book values and recognized in the statement of income (loss) at the disposal date.

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

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense related to its use and consistently with the economic useful life of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records goodwill and trademarks as intangibles assets with indefinite useful life.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Goodwill recoverability was tested for fiscal year 2018 and no impairment loss was identified.  Such test involved the adoption of assumptions and judgments, disclosed in note 18.

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

Deferred taxes are recorded on IRPJ and CSLL tax losses, and on temporary differences between the tax basis and the carrying amount on assets and liabilities and classified as non-current assets. When the Company’s analysis indicates that the realization of these credits is not probable, the asset is derecognized. In 2018, the need to derecognise part of the Company's deferred tax assets was identified, as demonstrated in note 13.3.

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

3.16.     Accounts payable and trade accounts payable: are initially recognized at fair value plus any accrued charges, monetary and exchange variations incurred through the financial position date.

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

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

A contingent liabilities of business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably and subsequently are measured at the higher of:

•       the amount that would be recognized in accordance with the accounting policy for the provisions above; or

•       the amount initially recognized less, where appropriate, of recognized revenue in accordance with the policy of recognizing revenue from customer contracts.

As a result of the business combinations with Sadia, the Company recognized contingent liabilities related to tax.

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

Gains or losses arising from sale-leaseback transactions classified after the sale of the assets as operating leases are recognized as follows:

- Immediately in profit or loss when the transaction was measured at fair value;

- If the transaction price is established below or above the fair value, the profit or loss is recognized immediately in profit or loss, unless the result is offset by future lease payments below market value.

On January 01, 2019, IFRS 16 is effective, whose impacts are described in note 37.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.19.     Share based payments: the Company provides share based payments and restricted stock for its executives, which are settled with Company shares. The Company adopts the provisions of IFRS 02, recognizing as an expense, on a straight-line basis, the fair value of the options/shares granted, over the length of service required by the plan, with a corresponding entry to equity. The accumulated expense recognized reflects the acquired vesting period and the Company's best estimate of the number of shares to be acquired.

The expense or income arising from the movement during the year is recognized in the statement of income according to the function performed by the beneficiary. Expense is reversed/trued up in case of failure to satisfy a service vesting condition (forfeiture).

The effect of outstanding options is reflected as additional dilution in the calculation of diluted earnings per share.

3.20.     Pension and other post-employment plans: the Company sponsors three supplementary defined benefit and defined contribution plans, as well as other post-employment benefits, for which, an actuarial appraisal is annually prepared by an independent actuary and are reviewed by management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of a limit on contributions and returns on plan assets, are recognized in the statement of financial position with a contra entry in other comprehensive income when incurred. These measurements are not reclassified to statement of income (loss) in subsequent periods.

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

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The past service cost and net interest on net defined benefit liability or asset are recognized in the statement of income (loss).

3.21.     Earnings (Losses) per share: basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year. Diluted earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all dilutive potential ordinary shares.

3.22.     Employee and management bonuses: employees are entitled to bonus based on certain targets agreed upon on an annual basis, whereas for directors is based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The corresponding expense is recognized in the statement of income for the period in which the targets are attained.

3.23.     Financial income and expenses: include interest income on financial assets, dividend income (except for dividends received from equity investees), gains on disposal of available for sale financial assets, exchange rate  variation on assets (situations in which there is a devaluation of the national currency against the currency of the asset in question), changes in fair value of financial assets measured at fair value through profit or loss, adjustment to present value (trade accounts receivable, notes receivable, short-term debt and trade accounts payable), gains and losses on hedging instruments that are recognized in income, interest on loans and financing and monetary variation on contingencies and tax credits. Interest income is recognized in earnings through the effective interest method.

3.24.     Grants and government assistance: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established are met and related benefits will be received. The amounts recorded in the statement of income when excluded from the income tax and social contribution calculation basis are transferred in shareholders’ equity, as a reserve of tax incentives, unless there are accumulated losses.

3.25.     Transactions and balances in foreign currency: the transactions in foreign currency are translated into the functional currency of the company using the exchange rates at the transaction date. Balances of monetary items denominated in foreign currency are translated using the exchange rates in effect at the statement of financial position date or settlement, being that gains or losses on exchange rate variation are recognized in the financial result.

The exchange rates in Brazilian Reais effective at the statement of financial position dates were as follows:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Exchange rate at the balance sheet date	12.31.18	12.31.17
Thailand Bath (THB)	0.1198	0.1015
Kwait Dinar (KWD)	12.7755	10.9791
United Arab Emirates Dirham (AED)	1.0550	0.9006
Singapore Dollar (SGD)	2.8464	2.4753
U.S. Dollar (US$ or USD)	3.8748	3.3080
Vietnamese Dong (VND)	0.0002	0.0002
Hong Kong dollar (HKD)	0.4948	0.4233
Euro (€ or EUR)	4.4390	3.9693
Forint Hungary (HUF)	0.0138	0.0128
Yen (JPY)	0.0353	0.0294
Romanian leu (RON)	0.9527	0.8511
Pound Sterling (£ or GBP)	4.9617	4.4714
Turkish Lira (TRY)	0.7331	0.8752
Argentinian Peso ($ or ARS)	0.1029	0.1755
Chilean Peso (CLP)	0.0056	0.0054
Uruguayan Peso (UYU)	0.1199	0.1149
South African Rand (ZAR)	0.2699	0.2690
Renminbi Yuan China (CNY)	0.5636	0.5087
Saudi Riyal (SAR)	1.0330	0.8821
Qatar Riyal (QAR)	1.0643	0.9088
Omani Riyal (OMR)	10.0696	8.6011
Ringgit Malaysia (MYR)	0.9382	0.8180
Ruble Russia (RUB)	0.0556	0.0574
Won South Korea (KRW)	0.0035	0.0031

Average rates	12.31.18	12.31.17
Thailand Bath (THB)	0.1130	0.0942
Kwait Dinar (KWD)	12.1043	10.5318
United Arab Emirates Dirham (AED)	0.9950	0.8692
Singapore Dollar (SGD)	2.7071	2.3130
U.S. Dollar (US$ or USD)	3.6545	3.1920
Vietnamese Dong (VND)	0.0002	0.0001
Hong Kong dollar (HKD)	0.4663	0.4096
Euro (€ or EUR)	4.3092	3.6071
Forint Hungary (HUF)	0.0135	0.0117
Yen (JPY)	0.0331	0.0285
Romanian leu (RON)	0.9265	0.7896
Pound Sterling (£ or GBP)	4.8701	4.1150
Turkish Lira (TRY)	0.7696	0.8759
Argentinian Peso ($ or ARS)	0.1369	0.1934
Chilean Peso (CLP)	0.0057	0.0049
Uruguayan Peso (UYU)	0.1190	0.1115
South African Rand (ZAR)	0.2764	0.2401
Renminbi Yuan China (CNY)	0.5521	0.4726
Saudi Riyal (SAR)	0.9744	0.8512
Qatar Riyal (QAR)	1.0039	0.8727
Omani Riyal (OMR)	9.4947	8.2978
Ringgit Malaysia (MYR)	0.9053	0.7435
Ruble Russia (RUB)	0.0582	0.0548
Won South Korea (KRW)	0.0033	0.0028

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.26.     Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

Main judgments:

•       control, significant influence and consolidation (note 1.1);

•       share-based payment transactions (note 24);

•       definition of the moment when ownership is transferred in recognizing revenue.

Main estimates:

•       fair value of financial instruments (note 4);

•       impairment of non-financial assets (note 5 and 18);

•       expected credit losses (note 8);

•       net realizable value provision for inventories (note 9);

•       fair value of biological assets (note 10);

•       loss on the reduction of recoverable value of taxes (note 11 and 13);

•       fair value of assets held for sale (note 12);

•       useful lives of property, plant and equipment and intangible (note 17 and 18);

•       pension and post-employment plans (note 25); and

•       provision for tax, civil and labor risks (note 26);

The Company reviews the estimates and underlying assumptions used in its accounting estimates on a quarterly basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.27.     IFRS 15 – Revenue from contracts with customers: as of January 01, 2018, the Company adopted the IFRS 15, whose content was assessed, and it was concluded that the measurement and recognition of revenue did not change substantially.

The Company´s revenue comprises the value of the consideration received or to be received for the sale of products, net of corresponding taxes, returns and applicable discounts.

Revenues are recognized in an accrual basis when the sales value is reliably measurable, the Company no longer has control over the goods sold, or any involvement related to the ownership, and is probable that economic benefits will be received by the Company.

The Company´s sales can be done either at sight payments or term payments, which are discounted to present value in order to recognize the financial component (note 3.8). The average days outstanding is 31 days.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

3.28.     IAS 29 - Hyperinflationary economies: On June 14, 2018, the National Institute of Statistics and Census of Argentina (“INDEC”), disclosed the wholesale price index data for May 2018, which has been consistently published in Argentina and used as a basis for monitoring the inflation in the country. Considering the data published it can be observed that the accumulated inflation in the last 3 years exceeded 100%, and supported by other qualitative analysis, the Company could conclude that as of July 01, 2018, Argentina was considered a country with hyperinflationary economy.

As a result, the Company has adopted the IAS 29 - Financial Reporting in Hyperinflationary Economies.

Non-monetary items and income statement balances were restated to reflect the terms of the measuring unit current at the end of the reporting exercise. The balances were calculated by applying the changes on the index from the initial recognition date to the reporting date.

As the hyperinflation concepts are applicable only to the subsidiaries located in Argentina, and the Parent company is not on a country with hyperinflationary economy, the Company has made an accounting policy election to record the results of the hyperinflation in other comprehensive income (loss) as of January 01, 2018 and not restate prior periods. The impacts of the changes on net monetary position from the initial recognition date until December 31, 2017 were recorded against Equity, generating a positive impact of R$130.2, while the changes on the monetary position for the year ended December 31, 2018 were recorded against the result of discontinued operations.

The translation of the balances of a hyperinflationary economy to the reporting currency were based on the closing rate of the reporting period for both statement of financial position and statement of income (loss) balances.

The impact caused by the adoption of the abovementioned standard on the Company´s net result was a gain of R$370.0 recorded in discontinued operations.

The Company used the General Consumer Price Index (“IPC”) for the calculation of hyperinflation effects on the balances from January 01, 2017 until current period. For the hyperinflation effects from prior periods until December 31, 2016 the Company used the National Wholesale Price Index (“IPIM”), as until December 2016 the IPC wasn´t published in a consistent basis to assure the reliability of the index. Both indexes were obtained from INDEC.

The inflation rates used in 2017 and 2018 are described in the table below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Period	Accumulated inflation rates
2016	34.60%
2017	24.80%
2018	48.01%

3.29.     Comparability of the statement of income and cash flows: In 2018, for a better presentation of expenses by function, the Company reclassified expenses with employee benefits plan, share-based payment, labor contingencies (public civil lawsuit) and certain discontinued production lines.

For the purposes of comparability with the previous year, the Company reclassified the amount of R$500.1 during the year ended December 31, 2017 from other operating income (expenses), net, to (i) cost of sales in the amount of R$484.1 (ii) selling expenses in the amount of R$13.4 and (iii) administrative expenses in the amount of R$2.6 mainly impacted by the cancellation of shares granted. The amount related to discontinued operations in R$2.8, reclassified from other operation income (expenses) to costs of sales. In 2016, the Company reclassified the amount of R$190.5 from other operating income (expenses), net, to (i) cost of sales in the amount of R$168.7 (ii) selling expenses in the amount of R$17.1 and (iii) administrative expenses in the amount of R$4.7.

For the cash flow, the Company reclassified the expenses with finance lease previously classified as operating activities to financing activities in the amount of R$149.9.

4.              FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.         Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy and Strategic Documents (“Risk Policy”) and internal guidelines subject to such policy.

The Risk Policy is under the management of the Board of Directors, Risk Management Committee and Financial Risk Management department, with clear and defined roles and responsibilities, as follows:

•       The Board of Directors is responsible for approving the Risk Policy further defining the tolerance limits for the different risks identified as acceptable to the Company on behalf of its shareholders. The current risk policy was reviewed and approved and is valid until on November 26, 2019;

•       The Financial Risk Management Committee formally and subordinated to the Executive Board, is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging strategies and monitoring the risk exposure levels to ensure compliance with Risk Policy; and

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

•       The Risk Management Department has the key role in monitoring, evaluating and reporting the financial risks taken by the Company.

The Risk Policy determines that derivatives can only be used for hedge purposes, and prohibits entering into any leveraged derivative transaction. Additionally, any individual hedge operation (notional amount) must not exceed 2.5% of the Company’s shareholders’ equity.

4.2.         Credit risk management

The Company is exposed to credit risk related to the financial assets held by: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents.

a.          Accounts receivable credit risk

Credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk, however, the Company choses to complement the risk management tactic by acquiring insurance policies for specific markets. The impairment of these financial assets is carried out based on IFRS 9 (note 3.7).

b.         Counterparty credit risk

Credit risk associated with marketable securities, cash and cash equivalents and derivative instruments is limited to counterparties with Investment Grade ratings. The risk concentration is constantly assessed according to credit ratings and the Company’s portfolio.

On December 31, 2018, the Company had financial investments over R$100.0 at the following financial institutions: Banco Bradesco, Banco BIC, Banco BTG Pactual, Banco do Brasil, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, HSBC and J.P. Morgan Chase Bank.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco do Brasil, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Citibank, ING Bank, Morgan Stanley and Rabobank.

4.3.         Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical results volatility scenarios as well as simulations of sectorial and systemic crisis, grounded by allowing resilience in scenarios of capital restriction.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

BRF’s ideal capital structure definition is essentially associated with (i) cash strength as tolerance factor to liquidity shocks, contemplating an analysis of minimum cash, (ii) financial leverage and (iii) maximization of the opportunity cost of capital.

The Company is constantly seeking to diversify sources of financing in order to reduce the concentration of its credit exposure, as well as to monitor the financial and capital markets in search of opportunities that improve its net debt in order to optimize the relation to the cost of capital and the average term of the amortization of its obligations.

As guideline, the gross debt must be concentrated in the long term. On December 31, 2018, the long term consolidated gross debt represented 78.7% (74.3% as of December 31, 2017) of the total indebtedness with an average term higher than 3 years.

The Company monitors the net debt and indebtedness as set forth below:

	12.31.18			12.31.17
	Current	Non-current	Total	Total
Foreign currency debt	(1,470.3)	(10,068.0)	(11,538.3)	(11,101.3)
Local currency debt	(3,077.1)	(7,550.0)	(10,627.1)	(9,343.0)
Derivative financial instruments liabilities	(235.0)	-	(235.0)	(299.5)
Gross debt	(4,782.4)	(17,618.0)	(22,400.4)	(20,743.8)

Marketable securities and cash and cash equivalents	5,376.6	290.6	5,667.2	6,808.1
Derivative financial instruments assets	182.3	-	182.3	90.5
Restricted cash	277.3	584.3	861.6	535.6
Net debt	1,053.8	(16,743.1)	(15,689.3)	(13,309.6)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.18
	Book value	Cash flow contracted	2019	2020	2021	2022	2023	2024 onwards
Non derivative financial liabilities
Loans and financing	12,419.0	14,324.4	4,791.9	3,644.7	3,617.6	613.4	1,656.8	-
BRF bonds	7,487.8	8,965.1	302.6	302.6	302.6	2,968.4	2,113.7	2,975.2
BFF bonds	343.0	369.9	24.2	345.7	-	-	-	-
BRF GMBH bonds	1,915.7	2,611.6	84.3	84.3	84.3	84.3	84.3	2,190.1
Trade accounts payable	5,516.9	5,564.9	5,564.9	-	-	-	-	-
Supply chain finance	885.8	885.8	885.8	-	-	-	-	-
Financial lease	215.4	305.5	82.5	56.2	29.6	23.6	19.6	94.0
Operational lease	-	2,126.4	421.7	103.7	108.4	49.4	157.3	1,285.9

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Swap (Interest rate and exchange rate)	-	-	-	-	-	-	-	-
Currency derivatives (NDF)	21.0	17.1	17.1	-	-	-	-	-
Commodities derivatives - Corn (NDF)	3.5	3.5	3.5	-	-	-	-	-
Commodities derivatives - Soybean meal (NDF)	2.7	2.7	2.7	-	-	-	-	-
Commodities derivatives - Soybean oil (NDF)	4.3	4.3	4.3	-	-	-	-	-
Commodities derivatives - Soybean (NDF)	3.3	3.3	3.3	-	-	-	-	-
Currency derivatives (options)	75.8	75.8	75.8	-	-	-	-	-
Commodities derivatives (Future)	0.1	0.1	0.1	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	12.3	36.1	36.1	-	-	-	-	-
Currency derivatives (Future)	9.4	9.4	9.4	-	-	-	-	-
Swap (index / currency / stocks)	99.2	98.9	98.9	-	-	-	-	-
Commodities derivatives (Future)	3.4	3.4	3.4	-	-	-	-	-

4.4.         Market risk management

a.              Interest rate risk

Interest rate risk is the one that may cause economic losses to the Company resulting from volatility of the rates, affecting its assets and liabilities.

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

The Company’s indebtedness is essentially linked to the London Interbank Offered Rate ("LIBOR"), fixed coupon (“R$ and USD”), Interbank Deposit Certificate (“CDI”) and Broad Consumer Price Index (“IPCA”). In situations of adverse market changes that result in an increase in LIBOR, CDI and IPCA, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds mainly instruments indexed by the Interbank Deposit Certificate ("CDI") for investments in Brazil and fixed coupon (“USD”) for investments in the foreign market.

The derivative instruments held to reduce the interest rate risk exposure as of December 31, 2018 are set forth below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.18
Cash flow hedges - Derivative instruments	Maturity	Hedged Object	Asset	Liability	Notional		Fair value (R$)
Interest rate swap	02.01.19	Debt	LIBOR 6M + 2.70% p.a.	5.90% p.a.	25.0	US$	-
Interest rate swap	02.01.19	Debt	LIBOR 6M + 2.70% p.a.	5.88% p.a.	25.0	US$	-

12.31.18
Derivative instruments not designated	Maturity	Hedged Object	Asset	Liability	Notional		Fair value (R$)
Interest rate swap	04.02.19	Debt	R$ (Fixed 9.61% p.a.)	95.00% CDI	250.0	BRL	13.3
Interest rate swap	04.02.19	Debt	R$ (Fixed 9.61% p.a.)	93.54% CDI	249.0	BRL	13.8

							27.1

b.              Foreing exchange risk

Foreign exchange risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets or revenues or increasing its liabilities and costs. The Company’s exposure is managed in two dimensions: statement of financial position exposure and operating income exposure.

i.                 Statement of financial position exposure

The Risk Policy regarding the statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

The Company’s consolidated financial statements are mainly impacted by variations in the following currencies:  Kuwait Dinar, United Arab Emirates Dirhan, U.S. Dollar, Euro, Yen, Turkish Lira, Saudi Arabian Riyal, Qatari Riyal and Russian Ruble, Thai Baht, Pound Sterling, Argentinian Peso. The last three shall loose relevance in 2019, aligned with the discontinuation of the Argentina, Europe and Thailand Operations.

Assets and liabilities denominated in foreign currency which exchange variations are recognized in the income statement are as follows, summarized in Brazilian Reais:

	12.31.18	12.31.17

Cash and cash equivalents	127.3	278.1
Trade accounts receivable	65.8	862.2
Trade accounts payable	(861.3)	31.4
Loans and financing	(7,348.0)	(6,136.4)
Hedge	5,209.2	3,049.7
Investments, net	2,571.9	1,985.7
Other assets and liabilities, net	0.3	(15.3)

Exposure in result	(234.8)	55.4

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The investments, net line item is comprised of natural hedges derived from assets and liabilities of foreign subsidiaries with Brazilian Reais as functional currency.

The net P&L exposure is mainly composed of the following currencies:

		12.31.18		12.31.17
Net P&L Exposure	in millions	Equivalent in millions of R$	in millions	Equivalent in millions of R$

Argentinian Peso	1,812.8	186.5	1,066.3	187.1
Euros	(87.7)	(389.4)	(41.0)	(162.8)
Pound Sterling	(14.4)	(71.3)	2.9	13.1
Yen	114.6	4.0	1,309.7	38.5
Rubles	1,649.3	91.7	1,334.3	76.6
Turkish Liras	(475.6)	(348.6)	(391.2)	(342.4)
U.S. Dollars	75.4	292.3	74.2	245.3
Total		(234.8)		55.4

The Company’s foreign subsidiaries have amounts denominated in Brazilian Reais registered as trade accounts payable, which reduces the exposure to liabilities in foreign currencies registered in Brazil. On December 31, 2017, this effect overcame the amount of trade accounts payable in foreign currencies registered in Brazil, generating an inversion of the trade accounts payable exposure when compared to December 31, 2018.

In other situations, this dynamic may also occur for cash and cash equivalents.

In addition, the Company has a foreign exchange exposure related to investments abroad that impacts shareholders’ equity equivalent to R$5,872.0 on December 31, 2018 (R$5,519.3 on December 31, 2017). This exposure does not contemplate the effects of the financial instruments designated as hedging instruments, whose changes in fair value present a temporary effect on shareholders’ equity.

The derivative financial instruments hired to hedge foreign currency statement of financial position exposure on December 31, 2018 are not designated as hedge accounting and are set forth below:

12.31.18
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$)
Non-deliverable forward	USD	BRL	1st Qtr. 2019	127.0	US$	3.9152	(2.5)
Non-deliverable forward	EUR	BRL	1st Qtr. 2019	396.0	EUR	4.5145	(9.1)
Non-deliverable forward	GBP	BRL	1st Qtr. 2019	49.0	GBP	4.9844	(0.7)
Futures - B3	USD	BRL	02.2019	594.8	US$	3.8786	(9.4)
Currency swap	US$ + 2.61% p.a.	89.00% CDI	04.2019	50.4	US$	-	4.4
Currency swap	US$ + 4.67% p.a.	109.00% CDI	11.2019	55.0	US$	-	4.9
Non-deliverable forward	EUR	US$	1st Qtr. 2019	100.0	EUR	1.1468	2.4
Collar	TRY	US$	1st Qtr. 2019	50.0	US$	5.6215	(0.8)

Total							(10.8)

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

ii.               Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The derivative and non-derivative financial instruments designated as cash flow hedges for FX operating exposure on December 31, 2018 are set forth below:

12.31.18
Cash flow hedges - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$)
Non-deliverable forward	USD Exports	BRL	US$	1st Qtr. 2019	70.0	US$	3.8642	(1.5)
Non-deliverable forward	USD Exports	BRL	US$	2nd Qtr. 2019	20.0	US$	3.8868	(0.3)
Non-deliverable forward	USD Exports	BRL	US$	3rd Qtr. 2019	30.0	US$	3.9845	1.2
Non-deliverable forward	USD Cost	BRL	US$	1st Qtr. 2019	54.8	US$	3.8014	(4.5)
Non-deliverable forward	USD Cost	BRL	US$	2nd Qtr. 2019	40.8	US$	3.9258	0.3
Non-deliverable forward	USD Cost	BRL	US$	3rd Qtr. 2019	11.7	US$	4.1418	2.3
Non-deliverable forward	USD Cost	BRL	US$	4th Qtr. 2019	2.5	US$	3.9441	(0.1)
Non-deliverable forward	EUR Exports	BRL	EUR	1st Qtr. 2019	10.0	EUR	4.4645	0.2
Non-deliverable forward	JPY Exports	BRL	JPY	1st Qtr. 2019	6,365.6	JPY	0.0351	(1.8)
Collar	USD Exports	BRL	US$	1st Qtr. 2019	385.0	US$	3.9664	22.8
Collar	USD Exports	BRL	US$	2nd Qtr. 2019	180.0	US$	3.9560	3.9
Collar	USD Exports	BRL	US$	3rd Qtr. 2019	80.0	US$	4.0912	7.6
Collar	USD Exports	BRL	US$	4th Qtr. 2019	35.0	US$	3.9471	(1.5)
Collar	USD Exports	BRL	US$	1st Qtr. 2019	25.0	US$	3.5172	(7.2)

Total								21.4

12.31.18
Cash flow hedges - Non-derivative instruments	Coverage	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$) (1)
Export prepayment - PPE	USD Exports	-	US$	01.2019 to 02.2019	33.3	US$	1.8758	(129.1)
Bond BRF SA BRFSBZ5	USD Exports	-	US$	06.2022	118.7	US$	2.0213	(561.4)
Bond BRF SA BRFSBZ3	USD Exports	-	US$	05.2023	150.0	US$	2.0387	(581.2)

Total								(1,271.7)

(1)          Notional amount converted by the Ptax rate at the end of the period or partial revocation dates. This amount represents the total that may impact the Company's shareholders' equity.

c.              Commodities price risk

In the ordinary course of business, the Company purchases commodities, mainly corn, soybean, soybean meal and soybean oil, individual components of the production costs.

Corn, soy, grain prices are subject to volatility resulting from weather conditions, harvest productivity, transport and warehouse costs, government agricultural policies, FX rates and international market prices, among other factors.

The Risk Policy establishes coverage limits to the flow of purchases of corn, grain and soy with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on December 31, 2018 are set forth below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Cash flow hedges - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (US$/Ton)	Fair value (R$)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2019	6.0	ton	144.56	(1.5)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2019	14.0	ton	128.80	(0.7)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2019	21.0	ton	127.54	(0.4)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2019	10.0	ton	127.21	(0.1)
Non-deliverable forward - buy	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2019	17.0	ton	356.46	(1.8)
Non-deliverable forward - buy	Soybean purchase - fixed price	Soybean - CBOT	2nd Qtr. 2019	29.0	ton	342.35	(0.9)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2019	15.0	ton	143.04	0.3
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2019	46.0	ton	148.56	0.4
Corn futures - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2019	10.8	ton	599.58	-
Corn futures - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2019	23.5	ton	611.43	(0.1)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2019	10.0	ton	726.42	(4.3)

Total							(9.1)

12.31.18
Fair value hedges - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (US$/Ton)	Fair value (R$)
Non-deliverable forward - sell	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2019	364.7	ton	157.56	14.0
Non-deliverable forward - sell	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2019	263.7	ton	157.28	4.4
Non-deliverable forward - sell	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2019	84.3	ton	153.06	(0.6)
Non-deliverable forward - sell	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2019	22.2	ton	157.40	0.1

Total							17.9

d.              Stock price risk

On August 16, 2017, the Company sold shares held in treasury and entered into a Total Return Swap instrument registered in B3, in equivalent amount, settled on February 05, 2019. By this instrument, the paid the variation on the stock price (BRFS3) in exchange for the payment of interest indexed to CDI. This swap does not qualify as hedge accounting and therefore was not designated as such. Additionally, there are securities given as guarantee to the counterparty, as demonstrated in note 15.

The position of the Total Return Swap on December 31, 2018 is set forth below:

12.31.18
Derivative instruments not designated	Maturity	Asset	Liability	Notional		Fair value (R$)
Total Return Swap	02.2019	BRFS3	110.00% CDI	170.0	R$	(99.2)

						(99.2)

4.5.         Hedge accounting

4.5.1.   Relations designated as hedge accounting

The Company applies hedge accounting rules for derivative and non-derivative financial instruments that qualify as cash flow hedges and fair value hedges, in accordance with the Risk Policy determinations. For all the hedge relations, the hedge index, which represents the proportion of the object hedged by the instrument, is 100%.

The Company formally designates its hedge accounting relations in compliance with IFRS 09 and the Risk Policy. The hedge accounting relations used by the company as of December 31, 2018 and their effects are described below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

i.                 Cash flow hedge accounting – exports in foreign currencies

The future exports in foreign currencies are highly probable and qualify as hedged object since the Company expects to keep its sales in foreign currencies for future periods, based on sales already committed and historical exports.

The derivative and non-derivative financial instruments used for hedging (detailed in note 4.4.b.ii) have a direct economic relation with the objects risk, since both are transactions in the same currency. The main source of ineffectiveness in this relation is the possible mismatch between the instruments maturity dates and the sales dates. However, this mismatch is limited within the month of designation and it is not expected to compromise the hedge relation.

ii.               Cash flow hedge – commodities

The future commodities purchases are highly probable and qualify as hedge object as far as these inputs are essential for the productive process of the Company. The exposure consists of purchases already committed and of historical purchase volumes.

The derivative instruments used as hedge (detailed in note 4.4.c) have a strong economic relation with the objects risk, since the purchase prices negotiated with the suppliers are indexed to the same prices used as coverage. The main source of ineffectiveness is the sales seasonality, which in atypical situations may delay or anticipate the orders. It is not expected that this ineffectiveness may compromise the hedge relation.

iii.             Fair value hedge – commodities

The Company has agreements with suppliers for future purchases at fixed prices. These agreements are firm commitments, which the company designates as fair value hedge objects.

The derivative instruments used as hedge (detailed in note 4.4.c) have a strong economic relation with the objects risk, since the purchase prices negotiated with the suppliers are indexed to the same prices used as coverage. There are no identified sources of ineffectiveness that may compromise the hedge relation.

4.5.2.   Gains and losses with hedge accounting instruments

The gains and losses with the instruments designated as cash flow hedge, while unrealized, are registered as a component of other comprehensive income. For hedging instruments designated in fair value hedge relations, the unrealized gains and losses are recorded in inventories, item in which the object will be registered at initial recognition.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.18
	Cash flow hedge				Fair value hedge
	Interest	Foreign exchange		Commodities	Commodities
	Derivatives	Derivatives	Non-derivatives	Derivatives	Derivatives	Total

Fair value at the beggining of the exercise	(13.3)	(161.0)	(1,679.5)	(8.7)	1.7	(1,860.8)

Settlement	5.3	576.3	647.9	28.4	11.0	1,268.9
Inventories	-	-	-	(7.5)	4.0	(3.5)
Other comprehensive income	8.5	186.0	81.8	(11.5)	-	264.8
Operating result - income	-	(379.8)	(43.9)	-	-	(423.7)
Operating result - cost	-	(86.1)	(41.9)	(9.8)	1.2	(136.6)
Financial result	(0.6)	(113.9)	(236.2)	-	-	(350.7)

Fair value at the end of the exercise	(0.1)	21.5	(1,271.8)	(9.1)	17.9	(1,241.6)

4.6.         Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s income are: volatility of commodities prices, stock prices and foreign exchange rates. Currently the fluctuation of the interest rates do not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The scenarios below are compliant with CVM Instruction 475/08 and present the possible impacts of the financial instruments considering situations of increase and decrease in the selected risk factors. The amounts of exports used correspond to the notional amount of the financial instruments designated for hedge accounting.

The information used in the preparation of the analysis are based on the position as of December 31, 2018, which were described in the items above. The future results to be measured may diverge significantly of the estimated values if the reality presents different than the considered premises. Positive values indicate gains and negative values indicate losses.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		3.8748	3.4873	2.9061	4.8435	5.8122
Parity - Brazilian Reais x U.S. Dollar		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	4.1	93.2	226.8	(218.5)	(441.2)
Options - currencies	Devaluation of R$	32.7	278.0	680.9	(559.4)	(1,242.3)
Export prepayments	Devaluation of R$	(66.6)	(53.7)	(34.3)	(98.9)	(131.2)
Bonds	Devaluation of R$	(495.4)	(391.3)	(235.1)	(755.6)	(1,015.9)
Exports (object)	Appreciation of R$	526.5	117.7	(530.5)	1,527.4	2,619.1
Cost (object)	Appreciation of R$	(1.4)	(43.9)	(107.8)	105.1	211.5
Not designated as hedge accouting
NDF - Purchase	Appreciation of R$	(5.1)	(54.3)	(128.2)	117.9	240.9
Future purchase - B3	Appreciation of R$	(2.3)	(232.7)	(578.4)	573.9	1,150.0
Net effect		(7.5)	(287.0)	(706.6)	691.9	1,390.9

		4.4390	3.9951	3.3293	5.5488	6.6585
Parity - Brazilian Reais x Euro		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	0.3	4.7	11.4	(10.8)	(21.9)
Exports (object)	Appreciation of R$	(0.3)	(4.7)	(11.4)	10.8	21.9
Not designated as hedge accouting
NDF - Purchase EUR x US$	Devaluation of R$	(0.5)	(44.9)	(111.5)	110.5	221.5
NDF - Purchase	Devaluation of R$	(29.9)	(205.7)	(469.4)	409.6	849.0
Net effect		(30.4)	(250.6)	(580.9)	520.1	1,070.5

		4.9617	4.4655	3.7213	6.2021	7.4426
Parity - Brazilian Reais x GBP		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(1.1)	(25.4)	(61.9)	59.7	120.4
Net effect		(1.1)	(25.4)	(61.9)	59.7	120.4

Parity - Brazilian Reais x JPY		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting
Non-deliverable forward	Devaluation of R$	(1.1)	21.4	55.0	(57.2)	(113.4)
Exports (object)	Appreciation of R$	1.1	(21.4)	(55.0)	57.2	113.4
Net effect		-	-	-	-	-

		150.60	135.54	112.95	188.25	225.90
Price parity CBOT - Corn - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Corn sale	Increase in the price of corn	18.1	60.9	125.3	(89.1)	(196.4)
Non-deliverable forward - Corn purchase	Decrease in the price of corn	0.8	(2.7)	(8.1)	9.7	18.6
Cost (object)	Decrease in the price of corn	(18.9)	(58.2)	(117.2)	79.4	177.8
Net effect		-	-	-	-	-

		124.99	112.49	93.74	156.24	187.49
Price parity CBOT - Soybean meal - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Soybeal meal purchase	Decrease in the price of soybean meal	(1.0)	(3.4)	(7.1)	5.2	11.4
Cost (object)	Increase in the price of soybean meal	1.0	3.4	7.1	(5.2)	(11.4)
Net effect		-	-	-	-	-

		332.31	299.08	249.23	415.39	498.46
Price parity CBOT - Soybean - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean purchase	Decrease in the price of soybean	(2.7)	(8.6)	(17.5)	12.1	26.9
Cost (object)	Increase in the price of soybean	2.7	8.6	17.5	(12.1)	(26.9)
Net effect		-	-	-	-	-

		613.99	552.59	460.49	767.48	920.98
Price parity CBOT - soybean oil - US$/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean oil purchase	Decrease in the price of soybean oil	(4.4)	(6.7)	(10.3)	1.6	7.5
Cost (object)	Increase in the price of soybean oil	4.4	6.7	10.3	(1.6)	(7.5)
Net effect		-	-	-	-	-

		21.93	19.74	16.45	27.41	32.90
Price parity - Shares BRFS3 - R$		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Not designated as hedge accounting
Stock swap	Decrease in the share price	(99.2)	(108.0)	(121.3)	(77.0)	(54.8)
Net effect		(99.2)	(108.0)	(121.3)	(77.0)	(54.8)

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.7.         Financial instruments by category

	12.31.18
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	722.9	-	-	-	722.9
Cash equivalents	-	-	-	4,146.7	4,146.7
Marketable securities	331.4	139.5	16.4	310.4	797.7
Restricted cash	861.6	-	-	-	861.6
Trade accounts receivable	2,409.7	-	-	203.2	2,612.9
Other credits	204.1	-	-	-	204.1
Derivatives not designated	-	-	-	41.4	41.4
Derivatives designated as hedge accounting (1)	-	-	-	140.9	140.9

Liabilities
Trade accounts payable	(5,732.3)	-	-	-	(5,732.3)
Supply chain finance	(885.8)	-	-	-	(885.8)
Loans and financing	(22,165.4)	-	-	-	(22,165.4)
Finance lease payable	(215.4)	-	-	-	(215.4)
Derivatives not designated	-	-	-	(124.2)	(124.2)
Derivatives designated as hedge accounting (1)	-	-	-	(110.8)	(110.8)
	(24,469.2)	139.5	16.4	4,607.6	(19,705.7)

(1)          All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

	12.31.17
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	1,670.1	-	-	-	1,670.1
Cash equivalents	-	-	-	4,340.7	4,340.7
Marketable securities	257.0	328.8	15.4	196.0	797.2
Restricted cash	535.6	-	-	-	535.6
Trade accounts receivable	3,925.3	-	-	-	3,925.3
Other credits	229.5	-	-	-	229.5
Other receivables	28.9	-	-	-	28.9
Derivatives not designated	-	-	-	63.1	63.1
Derivatives designated as hedge accounting (1)	-	-	-	27.5	27.5

Liabilities
Trade accounts payable	(6,642.2)	-	-	-	(6,642.2)
Supply chain finance	(715.2)	-	-	-	(715.2)
Loans and financing	(20,444.4)	-	-	-	(20,444.4)
Finance lease payable	(232.6)	-	-	-	(232.6)
Derivatives not designated	-	-	-	(90.7)	(90.7)
Derivatives designated as hedge accounting (1)	-	-	-	(208.8)	(208.8)
	(21,388.0)	328.8	15.4	4,327.8	(16,716.0)

(1)         All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

4.8.         Fair value of the financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value are classified into 3 hierarchy levels:

•       Level 1 – Prices quoted (not adjusted) for identical instruments in active markets. In this category are investments in stocks, credit linked notes, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds are classified at level 1;

•       Level 2 – Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. Investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates; and

•       Level 3 – Instruments whose significant inputs are non-observable. The Company does not have financial instruments in this classification.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the period ended on December 31, 2018, there were no changes between the 3 levels of hierarchy.

	12.31.18			12.31.17
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Credit linked notes	16.4	-	16.4	15.5	-	15.5
Stocks	139.5	-	139.5	328.8	-	328.8
Fair value through profit and loss
Savings account and overnight	401.1	-	401.1	649.6	-	649.6
Term deposits	21.2	-	21.2	158.0	-	158.0
Bank deposit certificates	-	3,720.7	3,720.7	-	3,527.8	3,527.8
Financial treasury bills	295.7	-	295.7	166.3	-	166.3
Investment funds	3.7	-	3.7	35.0	-	35.0
Derivatives	-	182.3	182.3	-	90.5	90.5
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(235.0)	(235.0)	-	(299.5)	(299.5)
	877.6	3,668.0	4,545.6	1,353.2	3,318.8	4,672.0

Except for the items set forth below, the book value of all other financial instruments approximates their fair value. The fair value of financial instruments set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		12.31.18		12.31.17
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(451.5)	(456.2)	(369.6)	(406.7)
BRF SA BRFSBZ4	2024	(2,898.9)	(2,695.9)	-	-
BRF SA BRFSBZ3	2023	(1,888.8)	(1,754.6)	(1,608.3)	(1,578.7)
BRF SA BRFSBZ7	2018	-	-	(503.8)	(502.4)
BRF SA BRFSBZ2	2022	(2,248.5)	(2,190.0)	(1,997.5)	(1,974.5)
BFF bonds
Sadia Overseas BRFSBZ7	2020	(343.0)	(349.2)	(292.2)	(299.9)
Bonds BRF - SHB
BRF SA BRFSBZ4	2024	-	-	(2,465.4)	(2,427.8)
Bonds BRF Gmbh
BRF SA BRFSBZ4	2026	(1,915.7)	(1,702.2)	(1,628.9)	(1,553.1)
Quickfood bonds
Quickfood	2022	-	-	(168.0)	(168.0)
Consolidated		(9,746.4)	(9,148.1)	(9,033.7)	(8,911.1)

On December 31, 2018, the balance of the bond of Quickfood was reclassified to liabilities directly associated with the assets held for sale, according to note 12.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

5.              SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision maker for assessing the performance of each segment and allocating resources.

With the discontinuation of Operations in Argentina, Europe and Thailand the Company has changed its operating segments which primarily observe the Company's business areas, being: (i) Brazil; (ii) Halal (formerly One Foods); (iii) International, which absorbed the continued operations formerly reported in the Southern Cone, and no longer presenting operations in Europe and Thailand; and (iv) Other Segments. During the fourth quarter of 2018, the Southern Cone was extinct.

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

•       Other segments: commercialization of agricultural products.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The net sales for each reportable operating segment are set forth below:

Net sales	12.31.18	Restated 12.31.17	Restated 12.31.16
Brazil
In-natura	3,996.8	3,489.9	3,109.0
Poultry	3,197.1	2,697.5	2,410.3
Pork and other	799.7	792.4	698.7
Processed	12,271.3	11,681.6	11,600.8
Other sales	16.7	17.1	98.2
	16,284.8	15,188.6	14,808.0

Halal
In-natura	6,685.1	5,588.8	5,584.3
Poultry	6,632.9	5,554.4	5,542.1
Other	52.2	34.4	42.2
Processed	1,295.6	909.7	642.3
Other sales	312.6	195.5	-
	8,293.3	6,694.0	6,226.6

International
In-natura	4,213.5	4,736.9	5,125.2
Poultry	3,382.4	3,401.4	4,106.5
Pork and other	831.1	1,335.5	1,018.7
Processed	553.4	654.0	863.7
Other sales	0.3	222.6	11.2
	4,767.2	5,613.5	6,000.1

Other segments
Ingredients	436.2	269.2	-
Other sales	406.9	548.8	849.2
	843.1	818.0	849.2
	30,188.4	28,314.1	27,883.9

The operating income for each reportable operating segment is set forth below:

	12.31.18	Restated 12.31.17	Restated 12.31.16
Brazil	589.5	960.7	1,012.1
Halal	323.9	7.5	348.6
International	(287.5)	46.1	690.5
Other segments	77.6	71.9	20.7
Ingredients	115.0	52.1	-
Other sales	(37.4)	19.8	20.7
Sub total	703.5	1,086.2	2,071.9
Corporate	(909.8)	(423.0)	(109.0)
	(206.3)	663.2	1,962.9

(1) For comparability of information see note 3.3.

The Corporate line presented above refers to relevant events not attributable to the normal course of its business either to the operating segments. For the year ended December 31, 2018, the main events were R$492.8 related to Trapaça Operation (note 1.2.2), R$225.6 related recognition of PIS/COFINS to be recovered (note 11.2), R$213.5 related to the operational restructuring plan (note 1.4) and R$85.0 related to strike of the truck drivers (note 1.5). For the year ended December 31, 2017, the main events were: R$332.9 in provisions for contingencies, mainly public civil actions, R$157.5 in expenses related to Carne Fraca Operation, R$205.9 provision for adjustment to realizable value of inventories related to Carne Fraca Operation, R$51.9 in business combination costs related to Banvit, R$36.7 in business combination costs related to Lactalis divestiture, R$9.9 in health insurance claims, R$147.7 gain on tax amnesty program and other events of R$31.3. The main events of 2016 are related to losses with contingencies.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

No customer individually or in aggregate accounted (economic group) for more than 5% of net sales for the year ended on December 31, 2018, 2017 and 2016.

The goodwill and intangible assets with indefinite useful life (trademarks) arising from business combination were allocated to the reportable operating segments, considering the nature of the products manufactured in each segment (cash-generating unit), as presented below:

	Goodwill		Trademarks		Total
	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17
Brazil	1,151.5	1,151.5	982.5	982.5	2,134.0	2,134.0
Halal	1,465.2	1,388.1	353.7	389.2	1,818.9	1,777.3
International	78.3	1,345.4	-	24.5	78.3	1,369.9
Southern Cone	-	307.2	-	253.7	-	560.9
	2,695.0	4,192.2	1,336.2	1,649.9	4,031.2	5,842.1

Information referring to the total assets by reportable segments is not being disclosed, as it is not included in the set of information made available to the chief operating decision maker, which take investment decisions and determine allocation of assets on a consolidated basis.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

6.               CASH AND CASH EQUIVALENTS

	Average rate (p.a.)
		12.31.18	12.31.17
Cash and bank accounts
U.S. Dollar	-	118.9	525.1
Brazilian Reais	-	97.4	135.0
Euro	-	52.8	181.8
Other currencies	-	453.7	828.3
		722.8	1,670.2
Cash equivalents
In Brazilian Reais
Investment funds	1.80%	3.7	5.3
Savings account	2.56%	-	4.0
Bank deposit certificates	5.75%	3,720.8	3,527.8
		3,724.5	3,537.1
In U.S. Dollar
Term deposit	-	-	66.2
Overnight	0.54%	401.1	645.6
Other currencies
Term deposit	2.68%	21.2	91.7
		422.3	803.5
		4,869.6	6,010.8

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

7.               MARKETABLE SECURITIES

			Average interest rate (p.a.)
	WATM (1)	Currency		12.31.18	12.31.17
Fair value through other comprehensive income
Credit linked note (a)	1.08	US$	3.85%	16.4	15.4
Stocks (b)	-	R$ and HKD	-	139.4	328.8
				155.8	344.2
Fair value through profit and loss
Financial treasury bills (c)	5.31	R$	6.40%	295.7	166.3
Fundo de Investimentos - FIDC (d)	4.96	R$	-	14.7	-
Investment funds	-	ARS	-	-	29.7
				310.4	196.0
Amortized cost
Sovereign bonds and others (c)	3.36	AOA and R$	3.82% to 6.40%	331.4	257.0
				797.6	797.2

Current				507.0	228.4
Non-current (2)				290.6	568.8

(1)      Weighted average maturity in years.

(2)      Maturity within up to September 01, 2024.

(a)  The credit linked note is a structured operation with a first-class financial institution that bears periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Is composed as set forth below:

		Quantity of shares		Share value		Total
Entities	Ticker	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17
Minerva	BEEF3	15,204,100	26,000,000	4.99	10.65	75.9	276.9
Cofco Meat	1610	77,583,000	77,583,000	HKD1,45 / R$0,72	HKD1,58 / R$0,67	HKD112,5 / R$55,6	HKD122,6 / R$51,9
Eletrobras	ELET6	275,039	0	28.17	-	7.7	-
Engie Brasil	EGIE3	5,055	0	33.02	-	0.2	-

(c)  Comprised of Financial Treasury Bills (“LFT”) remunerated at the rate of the Special System for Settlement and Custody (“SELIC”) and securities of the Angola Government denominated in Kwanzas.

(d)  Application in junior quotas of the Credit rights investment fund (“FIDC BRF”), as described in note 1.6.

The unrealized loss on the marketable securities measured at fair value through other comprehensive income, recorded in Shareholders' Equity, corresponds to the accumulated amount of R$98.5 net of income tax of R$43.8 (loss of R$56.3 net of income tax of R$23.0 as of December 31, 2017). The loss realized on disposal of these investments, recorded in accumulated losses, is R$64.0. The balance of expected credit losses in marketable securities measured at amortized cost at on December 31, 2018 is R$9.0, of which R$7.6 was recognized in the financial expenses for the year.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Additionally, on December 31, 2018, of the total of marketable securities, R$288.0 (R$16.2 as of December 31, 2017) were pledged as collateral (without restrictions for use) for operations with future contracts denominated in U.S. Dollars, traded on the B3 S.A.  – Brasil, Bolsa, Balcão (“B3”).

8.               TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES, NET

	12.31.18	12.31.17
Trade accounts receivable, net
Domestic customers	1,098.7	1,622.8
Domestic related parties	-	2.6
Foreign customers	1,974.0	2,754.0
Foreign related parties	59.3	27.2
	3,132.0	4,406.6
( - ) Adjustment to present value	(10.3)	(13.7)
( - ) Expected credit losses	(508.8)	(467.6)

	2,612.9	3,925.3

Current	2,604.9	3,919.0
Non-current	8.0	6.3

Notes receivable	235.4	260.6
( - ) Adjustment to present value	(0.3)	(0.3)
( - ) Expected credit losses	(31.0)	(30.8)

	204.1	229.5

Current	115.1	113.1
Non-current (1)	89.0	116.4

(1)      Weighted average maturity of 2.89 years.

The assignment of credits to FIDC BRF, as presented in note 1.6, reflected in a significant reduction in the amount of accounts receivable - third parties in the country. On December 31, 2008, the amount transferred to the Fund is R$ 643.7.

Part of the balance with foreign related parties is tied to Agribusiness Receivable Certificate (“CRA) operation, as disclosed in the note 19.2.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.31.18
Operation	Date	Maturity	Average rate	Principal value	Updated Value

CRA 2019 - 2sd Issue	04.19.2016	04.19.2019	96,5% CDI	1,000.0	1,026.9
CRA 2020 - 3th Issue	12.16.2016	12.16.2020	96,0% CDI	780.0	781.7
CRA 2023 - 3th Issue	12.16.2016	12.18.2023	IPCA + 5,90%	720.0	788.9
				2,500.0	2,597.5

On December 31, 2018 notes receivable are comprised mainly by receivables from the sales of several other assets and farms with an amount of R$189.1.

The trade accounts receivable from related parties are disclosed in note 30. The consolidated balances, refers to transaction with joint ventures SATS BRF, in foreign market.

The roll-forward of the allowance for expected credit losses is set forth below:

	12.31.18	12.31.17
Beginning balance	(467.6)	(406.5)
Inicial adoption IFRS 9	(12.6)	-
Transfer - held for sale (1)	9.0	-
Business combination	-	(11.6)
Provision	(46.3)	(75.3)
Write-offs	49.5	30.8
Exchange rate variation	(40.8)	(5.0)
Ending balance	(508.8)	(467.6)

(1)      Amount transferred to discontinued operations (note 12).

The aging of trade accounts receivable is as follows:

	12.31.18	12.31.17
Current	2,451.6	3,272.1
Overdue
01 to 60 days	133.0	364.3
61 to 90 days	25.4	98.9
91 to 120 days	10.6	33.7
121 to 180 days	27.0	74.6
181 to 360 days	36.8	170.8
More than 360 days	447.6	392.2
( - ) Adjustment to present value	(10.3)	(13.7)
( - ) Expected credit losses	(508.8)	(467.6)
	2,612.9	3,925.3

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

9.               INVENTORIES

	12.31.18	12.31.17
Finished goods	2,200.8	2,986.5
Work in process	140.5	155.0
Raw materials	847.5	1,086.3
Packaging materials	73.8	87.0
Secondary materials	338.0	321.1
Warehouse	196.2	239.8
Imports in transit	103.9	103.9
Other	9.9	11.4
(-) Adjustment to present value	(33.3)	(42.8)
	3,877.3	4,948.2

The costs of sales attributed to products sold during the year ended December 31, 2018 totaled R$25,320.8 (R$22,601.2 in 2017 and R$20,934.1 in 2016). Such amounts include the additions and reversals of inventory provisions, set forth in the table below:

	Provision for adjustment to realizable value		Provision for deterioration		Provision for obsolescence		Total
	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17
Beginning balance	(253.7)	(93.5)	(66.4)	(26.2)	(6.9)	(7.7)	(327.0)	(127.4)
Additions	(317.1)	(240.7)	(153.2)	(62.4)	(25.2)	(2.4)	(495.5)	(305.5)
Reversals	143.4	80.8	-	-	-	-	143.4	80.8
Write-offs	342.8	-	152.8	22.3	19.9	2.2	515.5	24.5
Restatement by Hyperinflation	(4.9)	-	(0.5)	-	-	-	(5.4)	-
Transfer - held for sale (1)	23.9	-	7.2	-	0.3	-	31.4	-
Business combination	-	-	-	-	-	0.8	-	0.8
Exchange rate variation	0.1	(0.3)	(0.5)	(0.1)	(0.1)	0.2	(0.5)	(0.2)
Ending balance	(65.5)	(253.7)	(60.6)	(66.4)	(12.0)	(6.9)	(138.1)	(327.0)

(1)      Amount arising from the assets held for sale (note 12).

In 2018, the roll-forward of provisions presented above includes the impacts related to Trapaça Operation (note 1.2.2) and Operational restructuring plan (note 1.4), and for 2017 is related to Carne Fraca Operation (note 1.2.1).

On December 31, 2018 and December 31, 2017, there were no inventory items pledged as collateral.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

10.           BIOLOGICAL ASSETS

The balance of biological assets is segregated in current and non-current assets are set forth below:

	12.31.18	12.31.17

Live animals	1,513.1	1,510.5
Total current	1,513.1	1,510.5

Live animals	698.4	639.8
Forests	362.9	263.9
Total non-current	1,061.3	903.7
	2,574.4	2,414.2

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The rollforward of biological assets for the year is set forth below:

	Current						Non-current
	Live animals				Total		Live animals				Forests		Total
	Poultry		Pork				Poultry		Pork
	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17
Beginning balance	699.9	770.8	810.6	874.3	1,510.5	1,645.1	325.9	349.1	313.9	298.3	263.9	270.0	903.7	917.4
Additions/Transfer	415.4	547.9	1,820.0	1,692.0	2,235.4	2,239.9	246.3	84.3	233.6	203.8	31.9	35.3	511.8	323.4
Business combination	-	103.0	-	-	-	103.0	-	-	-	-	-	-	-	-
Changes in fair value (1)	967.0	1,290.4	228.1	88.7	1,195.1	1,379.1	(95.9)	(31.0)	(144.7)	(113.4)	106.9	7.4	(133.7)	(137.0)
Harvest	-	-	-	-	-	-	-	-	-	-	(36.6)	(41.2)	(36.6)	(41.2)
Write-off	-	-	-	-	-	-	(6.2)	(8.4)	-	(0.2)	(8.1)	(3.7)	(14.3)	(12.3)
Transfer between current and non-current	65.1	69.9	71.4	78.7	136.5	148.6	(65.1)	(69.9)	(71.5)	(72.5)	-	-	(136.6)	(142.4)
Transfer to inventories	(1,539.5)	(2,076.2)	(1,980.5)	(1,921.2)	(3,520.0)	(3,997.4)	-	-	-	-	-	-	-	-
Exchange variation	(18.7)	(5.9)	(6.5)	(1.9)	(25.2)	(7.8)	(3.5)	1.8	(5.8)	(2.1)	-	-	(9.3)	(0.3)
Restatement by Hyperinflation	-	-	-	-	-	-	0.1	-	3.1	-	-	-	3.2	-
Transfer to assets held for sale (2)	(6.4)	-	(12.8)	-	(19.2)	-	(20.1)	-	(11.6)	-	4.9	(3.9)	(26.8)	(3.9)
Ending balance	582.8	699.9	930.3	810.6	1,513.1	1,510.5	381.4	325.9	317.0	313.9	362.9	263.9	1,061.3	903.7

(1)         The change in the fair value of biological assets includes depreciation of breeding stock and depletion of forests in the amount of R$811.8 (R$758.7 or the year ended December 31, 2017).

(2)      Amount arising from the assets held for sale (note 12).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

The Company determined that cost approach is the most appropriate methodology in order to obtain the fair value of its live animals. This is mainly due to the short life period of the animal, and the price that would be received in a sale in an active market that represent the amount near to the cost to produce an animal in the same level of maturity.

For the breeding stock the production cost is reduced throughout its life considering its normal devaluation.

The Company determined that income approach is the most appropriate methodology in order to obtain the fair value of its forests, as the asset value is correlated to the present value of the future cash flows generated by the biological asset.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The quantities and balances per live animal assets are set forth below:

	12.31.18		12.31.17
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	188,248	582.8	199,337	699.9
Immature pork	4,011	930.3	3,987	810.6
Total current	192,259	1,513.1	203,324	1,510.5

Production biological assets
Immature poultry	6,538	134.4	6,693	117.2
Mature poultry	11,958	246.8	11,113	208.6
Immature pork	203	74.1	229	67.8
Mature pork	439	243.1	445	246.2
Total non-current	19,138	698.4	18,480	639.8
	211,397	2,211.5	221,804	2,150.3

The Company has forests as collateral for loan and tax/civil contingencies in the amount of R$66.3 (R$56.1 as of December 31, 2017).

10.1.     Table of sensitivity analysis

The live animals and forests fair value is determined using non-observable information and the best practices and data available at the moment the appraisal is done, being classified as level 3 in the fair value hierarchy.

Impact on fair value measurement
The estimated fair value can be change if:
Asset	Valuation methodology	Non observable significant inputs	Increase	Decrease
Forests	Income approach	Estimated price of standing wood	Increase in the wood price	Decrease in the wood price
		Productivity estimated per hectare	Increase in yield per hectare	Decrease in yield per hectare
		Harvest and transport cost	Decrease of harvest cost	Increase of harvest cost
		Discount rate	Descrease in discount rate	Increase in discount rate

The assumptions applied include sensitivity to the prices used in the evaluation and the discount rate used in the discounted cash flow. Prices refer to the prices obtained in the regions in which the Company is located and obtained through market research. The discount rate corresponds to the average cost of capital and other assumptions to a market participant.

The weighted average price used in the appraisal of the biological assets (forests) for the year ended December 31, 2018 was equivalent to R$33.00 (thirty-three Reais) per stereo (R$30.00 per stereo at December 31, 2017).

The real discount rate used in the appraisal of the biological assets (forests) for the year ended December 31, 2018 was 7.01% (7.51% at December 31, 2017).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

11.           RECOVERABLE AND INCOME AND SOCIAL CONTRIBUTION TAXES

Recoverable taxes	12.31.18	12.31.17
ICMS ("State VAT")	1,632.1	1,681.9
PIS and COFINS ("Federal Taxes to Social Fund Programs")	946.4	430.2
IPI ("Federal VAT")	836.7	791.2
INSS ("Brazilian Social Security")	307.9	280.4
Other	155.8	123.9
(-) Provision for losses	(176.0)	(160.5)
	3,702.9	3,147.1

Current	560.4	728.9
Non-current	3,142.5	2,418.2

Income and social contribution tax
Income and social contribution tax (IR/CS)	522.8	528.3
(-) Provision for losses	(9.0)	(9.0)
	513.8	519.3
Current	506.5	499.3
Non-current	7.3	20.0

The rollforward of the provision for losses is set forth below:

	ICMS ("State VAT")		PIS and COFINS ("Federal Taxes to Social Fund Programs")		Income and social contribution tax		IPI ("Federal VAT")		Other		Total
	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17
Beginning balance	(122.9)	(114.3)	(19.7)	(19.9)	(9.0)	(9.0)	(13.6)	(14.7)	(4.3)	(6.7)	(169.5)	(164.6)
Additions	(80.0)	(37.7)	-	-	-	-	-	-	(3.7)	(2.3)	(83.7)	(40.0)
Write-offs	61.9	29.1	2.3	0.2	-	-	-	1.2	0.5	4.0	64.7	34.5
Exchange rate variation	-	-	-	-	-	-	-	-	1.5	0.6	1.5	0.6
Transfer - held for sale (1)	-	-	-	-	-	-	-	-	2.0	-	2.0	-
Ending balance	(141.0)	(122.9)	(17.4)	(19.7)	(9.0)	(9.0)	(13.6)	(13.5)	(4.0)	(4.4)	(185.0)	(169.5)

(1)      Amount transferred to discontinued operations (note 12).

11.1. State ICMS (“VAT”)

Due to its (i) export activity, (ii) tax benefits, (iii) domestic sales that are subject to reduced tax rates and (iv) acquisition of property, plant and equipment, the Company generates tax credits that are offset against debits generated in sales in the domestic market or transferred to third parties and/or suppliers.

The Company has ICMS credit balances in the states of Paraná, Santa Catarina, Mato Grosso do Sul and Amazonas, which will be carried out in the short and long term, based on a recovery study approved by Management.

11.2. PIS and COFINS

Tax credits on Contribution to the Social Integration Program (“PIS”) and Contribution to Social Fund Programs (“COFINS”) arise from credits on purchases of raw materials used in the production of exported products or products that are taxed at zero rate, such as in-natura meat and margarine.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

In the year 2018, the credits of the company SHB were incorporated into the Parent Company (note 1.7).

On November 27, 2018, the Company, based on a final decision of its merged company Perdigão Agroindustrial, had recognized its right to exclude ICMS from the PIS and COFINS calculation basis from 1992 to 2009. In accordance with the final and unappealable decision of this lawsuit, the Company calculated and accounted for the PIS/COFINS credit, which will be qualified for compensation with federal taxes. The value of the asset recognized is R$557.0, of which the principal amount of R$225.6 was recorded in other operating income, and interest and monetary restatements of R$331.4 recorded in financial income. The Company has other lawsuits of a similar nature in progress, as described in note 26.3.1.

The use of these credits will occur through compensation with domestic sales operations of taxed products, with other federal taxes, and more recently with social security contributions, or even, if necessary, for requests for restitution.

11.3. Income and social contribution taxes

Correspond to withholding taxes on marketable securities, interest and prepayments of income and social contribution taxes, which can be offset against other federal taxes.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

12.           ASSETS AND LIABILITIES HELD FOR SALE

On December 7, 2018, the Company of purchase and sale of its subsidiary Quickfood S.A. in Argentina, whereby Marfrig agreed to acquire 91.89% of its share capital for US$60.0 (equivalent to R$232.5). In addition, on the same date, it entered into a contract in which Marfrig makes the commitment to purchase certain properties and equipment of the Várzea Grande-MT plant, as well as an agreement for the supply of finished goods for the Company for 60 months. On January 23, 2019, the sale of properties and equipment was concluded for R$100.0.

Following the signing of the commitment contracts of Quickfood S.A. by Marfrig, on January 02, 2019, the sale of the shares representing 91.89% of the subsidiary's capital was completed. On this date, Marfrig paid the amount of US$54.9 (equivalent to R$212.7) to BRF S.A.

On December 19, 2018, the Company entered into an Instrument for the Purchase and Sale of Shares of its subsidiary Avex S.A. in Argentina, whereby Granja Tres Arroyos S.A. and Fribel S.A. agreed to acquire 100% of its share capital for US$50.0 (equivalent to R$193.7). On February 4, 2019 the transaction was completed. The sale value was US$44.8, of which US$22.5 was paid in cash and US$22.3 through the settlement of liabilities of Avex S.A. with BRF.

During the fourth quarter of 2018, the Company has received binding offers for its subsidiary Campo Austral S.A. in Argentina and on January 10, 2019, a sale agreement has been executed for US$35.5 (equivalent to R$137.6). The transaction consists of (i) the sale of the plant located in the City of Florencio Varela, in Argentina, and all related assets and liabilities, including the "Bocatti" and "Calchaquí" trademarks, to the Argentinean company BOGS S.A. , (ii) the sale of 100% of the shares issued by Campo Austral S.A., including its San Andrés de Giles and Pilar plants and the Campo Austral trademark, to the Argentinean company La Piamontesa de Averaldo Giacosa y Compañía S.A.. On February 28, 2019 and on March 11, 2019, the sales to BOGS and to La Piamontesa were completed, respectively.

Additionally, the negotiations for the sale of the operations in Europe and Thailand have developed significantly. On February 7, 2019 the Company executed a sale and purchase agreement with Tyson International Holding Co., providing for the terms and conditions for the sale of 100% of the shares held by the Company in subsidiaries located in Europe and Thailand. The amount agreed in this transaction is US$340.0 (equivalent to R$1,317.4).

The closing of the sale of Europe and Thailand businesses is subject to the confirmation of the precedent conditions applicable to transactions of similar nature.

The balances of the assets reclassified to assets held for sale and liabilities directly associated with assets held for sale are reflected below.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

				12.31.18	12.31.17
	Operations from Argentina	Operation from Europe and Thailand	Others	Total	Others
ASSETS
CURRENT ASSETS
Cash and cash equivalents	31.7	134.8	-	166.5	-
Marketable securities	68.7	-	-	68.7	-
Trade accounts receivable, net	244.7	333.2	-	577.9	-
Inventories	254.1	645.2	-	899.3	-
Biological assets	19.2	-	-	19.2	-
Recoverable taxes	59.7	48.7	-	108.4	-
Assets held for sale	-	0.4	-	0.4	-
Other current assets	18.1	6.3	-	24.4	-
Total current assets	696.2	1,168.6	-	1,864.8	-

NON-CURRENT ASSETS
Trade accounts receivable, net	0.6	-	-	0.6	-
Deferred income and social contribution taxes	-	8.0	-	8.0	-
Biological assets	11.6	20.1	-	31.7	-
Recoverable taxes	4.8	-	-	4.8	-
Other non-current assets	7.3	0.5	-	7.8	-
Property, plant and equipment, net	329.6	327.2	169.8	826.6	41.6
Intangible assets	318.7	263.3	-	582.0	-
Total non-current assets	672.6	619.1	169.8	1,461.5	41.6

TOTAL ASSETS	1,368.8	1,787.7	169.8	3,326.3	41.6

LIABILITIES
CURRENT LIABILITIES
Short-term debt	88.4	-	-	88.4	-
Trade accounts payable	270.8	155.1	-	425.9	-
Payroll and related charges	42.1	42.7	-	84.8	-
Liabilities with related parties	0.2	-	-	0.2	-
Employee and management profit sharing	3.0	3.0	-	6.0	-
Tax payable	13.6	24.8	-	38.4	-
Other current liabilities	51.1	95.2	-	146.3	-
Total current liabilities	469.2	320.8	-	790.0	-

NON-CURRENT LIABILITIES
Long-term debt	67.4	-	-	67.4	-
Deferred income and social contribution taxes	142.0	26.2	-	168.2	-
Provision for tax, civil and labor risks	70.6	0.3	-	70.9	-
Other non-current liabilities	-	35.0	-	35.0	-
Total non-current liabilities	280.0	61.5	-	341.5	-

TOTAL LIABILITIES AND EQUITY	749.2	382.3	-	1,131.5	-

Assets and liabilities held for sale	619.6	1,405.4	169.8	2,194.8	41.6

When reclassifying to assets held for sale, assets began to be measured at the lower of the book value previously recorded and the fair value net of selling expenses. This measurement led to an impairment of these assets in the amount of R$56.5 in continued operations and R$2,476.2 in discontinued operations.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The consolidated balance of other comprehensive income correlated to these operations on December 31, 2018 is R$701.0 related to cumulative translation adjustment and hyperinflation. This balance will be recognized as an expense at the moment of the effective sale.

On December 31, 2018 the Argentine, Europe and Thailand operations accomplished the requirements of IFRS 5 and therefore were classified as Discontinued Operations. The statement of income (loss) and statement of cash flow of these operations are as follows:

			12.31.18
	Operations from Argentina	Operations from Europe and Thailand	Total

NET SALES	1,737.4	2,603.2	4,340.6
Cost of sales	(1,691.1)	(2,331.3)	(4,022.4)
GROSS PROFIT	46.3	271.9	318.2
OPERATING INCOME (EXPENSES)
Selling expenses	(175.9)	(220.4)	(396.3)
General and administrative expenses	(36.1)	(83.6)	(119.7)
Impairment loss on trade and other receivables	(4.7)	4.6	(0.1)
Other operating income (expenses), net	2.7	(36.4)	(33.7)
LOSS BEFORE FINANCIAL RESULTS AND INCOME TAXES	(167.7)	(63.9)	(231.6)
Financial expenses	261.5	132.2	393.7
Financial income	88.3	1.8	90.1
INCOME BEFORE TAXES	182.1	70.1	252.2
Current income taxes	-	(23.0)	(23.0)
Deferred income taxes	(113.3)	8.5	(104.8)
NET INCOME	68.8	55.6	124.4
Impairment loss on the remesuarement to fair value less cost to sell	(1,060.1)	(1,416.1)	(2,476.2)
LOSS	(991.3)	(1,360.5)	(2,351.7)

Net loss from discontinued operation attributable to
Controlling shareholders	(995.1)	(1,338.0)	(2,333.1)
Non-controlling interest	3.9	(22.5)	(18.6)

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

STATEMENTS OF INCOME (LOSS) - DISCONTINUED OPERATIONS
			12.31.17
	Operations from Argentina	Operations from Europe and Thailand	Total

NET SALES	2,024.9	3,130.3	5,155.2
Cost of sales	(1,845.9)	(2,602.3)	(4,448.2)
GROSS PROFIT	179.0	528.0	707.0
OPERATING INCOME (EXPENSES)
Selling expenses	(221.5)	(238.0)	(459.5)
General and administrative expenses	(39.7)	(72.4)	(112.1)
Impairment loss on trade and other receivables	(1.1)	(6.8)	(7.9)
Other operating expenses, net	(50.5)	(4.1)	(54.6)
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES	(133.8)	206.7	72.9
Financial expenses	(342.9)	65.6	(277.3)
Financial income	71.6	5.8	77.4
INCOME (LOSS) BEFORE TAXES	(405.1)	278.1	(127.0)
Current income taxes	(1.3)	(23.2)	(24.5)
Deferred income taxes	4.0	15.4	19.4
INCOME (LOSS)	(402.4)	270.3	(132.1)

Net income (loss) from discontinued operation attributable to
Controlling shareholders	(389.5)	248.2	(141.3)
Non-controlling interest	(12.9)	22.1	9.2

STATEMENTS OF INCOME (LOSS) - DISCONTINUED OPERATIONS

			12.31.16
	Operations from Argentina	Operations from Europe and Thailand	Total

NET SALES	1,994.0	3,854.9	5,848.9
Cost of sales	(1,769.5)	(3,671.6)	(5,441.1)
GROSS PROFIT	224.5	183.3	407.8
OPERATING INCOME (EXPENSES)
Selling expenses	(226.4)	(184.7)	(411.1)
General and administrative expenses	(59.9)	(79.5)	(139.4)
Impairment loss on trade and other receivables	2.7	0.3	3.0
Other operating income (expenses), net	10.2	(18.2)	(8.0)
LOSS BEFORE FINANCIAL RESULTS AND INCOME TAXES	(48.9)	(98.8)	(147.7)
Financial expenses	(256.7)	(16.8)	(273.5)
Financial income	74.0	7.8	81.8
LOSS BEFORE TAXES	(231.6)	(107.8)	(339.4)
Current income taxes	9.1	(14.2)	(5.1)
Deferred income taxes	79.3	8.9	88.2
NET LOSS	(143.2)	(113.1)	(256.3)

Net loss from discontinued operation attributable to
Controlling shareholders	(132.0)	(132.6)	(264.6)
Non-controlling interest	(11.2)	19.4	8.2

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

STATEMENTS OF CASH FLOWS - DISCONTINUED OPERATIONS

	Consolidated
	12.31.18	12.31.17	12.31.16
OPERATING ACTIVITIES
Loss for the year from discontinued operations	(2,351.7)	(132.1)	(256.3)
Adjustments to reconcile loss to net cash
Depreciation and amortization	228.8	263.8	170.2
Depreciation and depletion of biological assets	27.2	21.9	22.9
Loss on disposals of property, plant and equipments	8.6	8.6	(4.7)
Provision (reversal) for tax, civil and labor risks	(67.0)	134.2	15.2
Impairment	2,476.2	-	-
Financial results, net	(483.8)	199.8	179.8
Deferred income tax	104.7	(19.4)	(88.2)
Restatement by hyperinflation	(426.5)	-	-
Others	(17.4)	(45.2)	(62.5)
Cash flow (used in) provided by operating activities before working capital	(500.9)	431.6	(23.6)
Trade accounts receivable	37.9	(104.6)	1,133.2
Inventories	71.7	(319.7)	318.2
Biological assets - current assets	3.0	4.9	(1.8)
Trade accounts payable	(269.4)	(161.0)	(2,425.1)
Supply chain finance	(0.4)	0.3	-
Cash flow used in operating activities	(658.1)	(148.5)	(999.1)
Investments in securities at FVTPL	(403.2)	(321.5)	(682.7)
Redemptions of securities at FVTPL	340.7	322.1	782.6
Interest received	-	-	0.3
Interest paid	(29.8)	(45.7)	(65.2)
Other assets and liabilities	617.7	173.2	447.8
Cash flow used in operating activities	(132.7)	(20.4)	(516.3)

INVESTING ACTIVITIES
Additions to property, plant and equipment	(57.3)	(52.5)	(745.5)
Additions to biological assets - non-current assets	(31.8)	(31.5)	(40.8)
Additions to intangible assets	(0.1)	(0.1)	(0.7)
Business combination, net of cash acquired	-	-	(2,078.0)
Net cash used in investing activities	(89.2)	(84.1)	(2,865.0)

FINANCING ACTIVITIES
Proceeds from debt issuance	821.7	1,678.1	666.4
Repayment of debt	(921.5)	(1,668.7)	(539.9)
Net cash (used in) provided by financing activities	(99.8)	9.4	126.5
Net decrease in cash and cash equivalents	(321.7)	(95.1)	(3,254.8)
At the beginning of the year	488.2	583.3	3,838.1
At the end of the year	166.5	488.2	583.3
	321.7	95.1	3,254.8

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)
13.             INCOME AND SOCIAL CONTRIBUTION TAXES

13.1.      Deferred income and social contribution taxes

	12.31.18	12.31.17
Assets
Tax loss carryforwards (corporate income tax)	1,724.0	1,438.9
Negative calculation basis (social contribution tax)	652.4	401.4

Temporary differences
Provisions for tax, civil and labor risks	323.0	398.0
Suspended collection taxes	22.9	12.3
Expected credit losses	126.6	116.1
Provision for property, plant and equipment losses	37.1	6.3
Provision for losses on tax credits	62.7	53.2
Provision for other obligations	106.9	92.8
Provision for inventory losses	39.5	98.6
Employees' benefits plan	137.5	127.4
Unrealized losses on derivatives financial instruments	30.5	80.4
Unrealized losses on inventories	2.4	4.4
Provision for losses - notes receivables	6.9	13.7
Business combination - Sadia (1)	84.6	206.8
Other temporary differences	131.1	96.7
	3,488.1	3,147.0

Temporary differences
Unrealized gains on fair value	(101.4)	(38.5)
Difference between tax and accounting basis of goodwill amortization	(318.5)	(301.8)
Difference between tax and accounting depreciation rate	(754.1)	(694.2)
Business combination - Sadia (1)	(724.0)	(727.1)
Business combination - AKF	(19.2)	(17.8)
Business combination - Dánica and Avex	-	(4.5)
Business combination - Invicta	-	(30.9)
Business combination - other companies	(20.4)	(35.8)
Other - exchange rate variation	(60.8)	(54.9)
Other temporary differences	(35.8)	(27.4)
	(2,034.2)	(1,932.9)

Total deferred tax	1,453.9	1,214.1

Total Assets	1,519.7	1,369.4
Total Liabilities	(65.8)	(155.3)
	1,453.9	1,214.1

(1)             The deferred tax asset on the business combination with Sadia is mainly computed on the difference between the goodwill amortization tax and accounting basis identified in the purchase price allocation. Deferred tax liability on business combination with Sadia is substantially represented by the fair value of property, plant and equipment, trademarks and contingent liabilities.

The roll-forward of deferred tax is set forth below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.18	12.31.17

Beginning balance	1,214.1	947.0
Deferred income and social contribution taxes recognized in the statement of income	340.1	210.6
Deferred income and social contribution taxes writte-off for fiscal loss and negative calculation basis - PERT	-	(56.9)
Deferred income and social contribution taxes recognized in other comprehensive income	(68.7)	15.2
Deferred income and social contribution taxes on disposals of goodwill from BRF Gmbh and Invicta	-	44.4
Deferred income and social contribution taxes related to discontinued operations	(35.4)	19.4
Other	3.8	34.4
Ending balance	1,453.9	1,214.1

13.2.       Estimated time of realization

Deferred tax arising from temporary differences will be realized as these differences are settled. The period of the settlement or realization of such differences is uncertain and is tied to several factors that are not under control of the Management.

When assessing the likelihood of the realization of deferred tax assets on income tax loss carryforward and negative calculation basis of social contribution tax, Management considers the Company’s budget, strategic plan and projected taxable income, which were approved by the Company's Board of Directors and Fiscal Council. Based on this estimate, Management believes that it is more likely than not that the deferred tax will be realized, as set forth below:

2019	0.1
2020	31.9
2021	134.3
2022	184.2
2023	286.4
2024 to 2026	1,010.4
2027 onwards	729.1
2,376.4

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

13.3.      Income and social contribution taxes reconciliation

	12.31.18	Restated 12.31.17	Restated 12.31.16

Loss before income and social contribution taxes - continued operations	(2,447.8)	(1,218.6)	22.0
Nominal tax rate	34%	34%	34%
Credit (expense) at nominal rate	832.3	414.3	(7.5)

Reconciling itens
Income from associates and joint ventures	(104.0)	(64.1)	42.3
Exchange rate variation on foreign investments	110.0	71.7	(224.6)
Difference of tax rates on results of foreign subsidiaries	389.4	(205.1)	(144.9)
Deferred tax assets not recognized (1)	(591.7)	-	-
Interest on shareholders' equity	-	-	174.5
Stock options	(5.8)	(7.3)	(14.8)
Transfer price	(79.0)	(15.8)	(1.5)
Investment grant	59.2	49.1	41.7
Special Regime for the Reintegration of Tax Values for Exporting Companies (Reintegra)	2.3	8.4	1.0
Write-off of unrealized tax assets (2)	(268.7)	-	-
Other permanent differences	(10.7)	0.6	0.8
	333.3	251.8	(133.0)

Current income tax	(6.8)	41.2	(148.8)
Deferred income tax	340.1	210.6	15.8

(1)     Amount referring to the non-recognition of deferred tax on tax loss and negative basis in the amount of R$2,104.8.

(2)     R$ 268.7 related to the write-off of deferred income tax and social contribution due to the merge of SHB.

The taxable income, current and deferred income tax from foreign subsidiaries is set forth below:

	12.31.18	12.31.17	12.31.16
Taxable income from foreign subsidiaries, before taxes	1,066.1	(446.7)	(950.3)
Current income tax credit from foreign subsidiaries	(6.7)	(42.5)	(53.1)
Deferred income tax from foreign subsidiaries	(247.9)	(37.5)	259.9

The Company determined that the earnings recorded by the holdings of its wholly-owned subsidiaries located abroad will not be redistributed.

Such resources will be used for investments in the subsidiaries, and thus no deferred income tax was recognized. The total of undistributed earnings corresponds to R$3,401.4 as of December 31, 2018 (R$3,182.4 as of December 31, 2017).

Brazilian income taxes are subject to review for a five-year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

14.           JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Tax		Labor		Civil, commercial and other		Total
	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17
Beginning balance	292.5	312.5	360.0	377.4	36.4	42.7	688.9	732.6
Additions	19.1	23.4	181.7	188.3	2.9	7.8	203.7	219.5
Transfer - held for sale (1)	(0.1)	-	(6.8)	-	-	-	(6.9)	-
Reversals	(5.3)	(52.5)	(47.2)	(78.7)	(3.0)	(4.4)	(55.5)	(135.6)
Write-offs	(31.9)	(9.0)	(146.2)	(136.5)	(8.6)	(10.5)	(186.7)	(156.0)
Price index update	14.1	18.2	14.6	11.2	1.4	0.8	30.1	30.2
Exchange rate variation	(0.1)	(0.1)	(4.4)	(1.7)	-	-	(4.5)	(1.8)
Ending balance	288.3	292.5	351.7	360.0	29.1	36.4	669.1	688.9

(1)      Amount transferred to discontinued operations (note 12).

15.           RESTRICTED CASH

	Maturity (1)	Currency	Average interest rate (p.a.)	12.31.18	12.31.17

Bank deposit certificates (2)	1.81	R$	6.70%	504.5	326.4
National treasury certificates (3)	1.25	R$	19.55%	233.7	190.2
Bank deposit (4)	-	US$	-	21.0	19.0
Time Deposit (5)	1.47	US$	3.89%	102.4	-
				861.6	535.6

Current				277.3	127.8
Non-current				584.3	407.8

(1)      Weighted average maturity in years.

(2)      The deposit was pledged as collateral in the disposal of the dairy segment to Groupe Lactalis (“Parmalat”) with maturity in 2021 and by the transaction of total return swap, with maturity in 2019 (note 4.4.ii.d) and the sale of company Gale.

(3)      The national treasury certificates, which mature in 2020, are pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”) (note 18).

(4)      Deposit linked to operations in the international market.

(5)      Time Deposit linked to operations of Credit Export Notes (NCE).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

16.           INVESTMENTS

16.1.      Investments breakdown

	12.31.18	12.31.17
Investment in associates and affiliates	70.5	54.1
Goodwill SATS BRF	7.1	6.1
	77.6	60.2
Other investments	8.4	8.0
	86.0	68.2

On December 31, 2018, these associates, affiliates and joint ventures do not have any restriction to repay their loans or advances to the Company.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

17.           PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment roll-forward is set forth below:

	Weighted average depreciation rate (p.a.)	12.31.17	Additions	Disposals	Restatement by Hyperinflation (1)	Exchange rate variation	Transfers (2)	12.31.18
Cost
Land	-	706.2	0.1	(25.7)	32.7	(17.2)	(159.3)	536.9
Buildings and improvements	-	6,102.8	4.8	(113.4)	205.3	(4.3)	1,251.1	7,446.3
Machinery and equipment	-	8,881.2	64.3	(234.5)	346.4	(77.8)	(707.2)	8,272.5
Facilities	-	2,175.0	0.7	(21.1)	0.3	8.9	(2,019.5)	144.3
Furniture and fixtures	-	171.5	25.3	(5.6)	9.5	1.6	(42.3)	160.0
Vehicles	-	28.6	3.1	(0.7)	2.8	0.2	(16.5)	17.5
Construction in progress	-	453.9	585.4	-	15.5	(25.2)	(619.9)	409.7
Advances to suppliers	-	13.7	0.4	-	-	1.2	(1.9)	13.5
		18,532.9	684.1	(401.0)	612.5	(112.6)	(2,315.5)	17,000.7

Depreciation
Buildings and improvements	3.00%	(1,872.4)	(188.1)	28.9	(63.5)	(12.5)	(471.3)	(2,578.8)
Machinery and equipment	5.95%	(3,656.5)	(562.7)	136.1	(192.7)	(0.2)	655.6	(3,620.4)
Facilities	4.49%	(724.5)	(93.8)	13.0	(0.2)	3.5	778.7	(23.3)
Furniture	8.09%	(77.7)	(17.0)	3.2	(7.0)	(0.7)	28.3	(71.0)
Vehicles	19.91%	(11.2)	(2.1)	0.5	(2.6)	0.9	4.3	(10.2)
		(6,342.3)	(863.7)	181.7	(266.0)	(9.0)	995.6	(6,303.7)
		12,190.6	(179.6)	(219.3)	346.5	(121.6)	(1,319.9)	10,697.0

(1)      Refers to the price index update as disclosed in note 3.28.

(2)      Refers to the transfer of R$122.1 to intangible assets, R$31.9 to biological assets and R$1,165.8 to assets held for sale.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Weighted average depreciation rate (p.a.)	12.31.16	Additions	Business combinations	Disposals	Transfers	Exchange rate variation	12.31.17
Cost
Land	-	575.9	6.2	123.5	(2.0)	6.1	(3.5)	706.2
Buildings and improvements	-	5,648.6	60.2	258.8	(36.7)	183.6	(11.8)	6,102.8
Machinery and equipment	-	7,994.1	57.9	389.1	(175.4)	569.8	45.7	8,881.2
Facilities	-	2,047.9	14.8	-	(25.8)	137.3	0.8	2,175.0
Furniture	-	163.5	2.1	16.1	(4.2)	5.8	(11.8)	171.5
Vehicles	-	27.3	0.3	4.8	(8.9)	4.8	0.3	28.6
Construction in progress	-	886.0	693.6	13.6	(5.6)	(1,091.0)	(42.7)	453.9
Advances to suppliers	-	16.1	15.8	-	-	(17.6)	(0.6)	13.7
		17,359.4	850.9	805.9	(258.6)	(201.2)	(23.6)	18,532.9

Depreciation
Buildings and improvements	3.02%	(1,694.4)	(184.0)	(11.4)	17.0	3.7	(3.4)	(1,872.4)
Machinery and equipment	5.93%	(3,193.9)	(567.2)	(21.0)	107.4	3.5	14.7	(3,656.5)
Facilities	3.78%	(646.3)	(91.3)	-	10.8	0.5	1.8	(724.5)
Furniture	8.05%	(66.5)	(13.4)	-	3.1	(0.9)	-	(77.7)
Vehicles	19.99%	(12.1)	(3.2)	(2.8)	7.2	(1.3)	1.0	(11.2)
		(5,613.2)	(859.1)	(35.2)	145.5	5.5	14.1	(6,342.3)
		11,746.2	(8.2)	770.7	(113.1)	(195.7)	(9.5)	12,190.6

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company has fully depreciated items that are still operating, which are set forth below:

	12.31.18	12.31.17
Cost
Buildings and improvements	151.8	138.2
Machinery and equipment	692.1	700.0
Facilities	85.6	74.0
Furniture and fixtures	27.3	22.7
Vehicles	5.3	5.3
	962.1	940.2

During the year ended December 31, 2018, the Company capitalized interest in the amount of R$19.6 (R$33.6 as of December 31, 2017). The weighted average interest rate utilized to determine the capitalized amount was 3.27% p.a. (7.41% p.a. as of December 31, 2017). The amount related to discontinued operations is R$12.4 on December 31, 2018 (R$1.8 as of December 31, 2017).

On December 31, 2018, except for the built to suit agreement mentioned in note 23.2, the Company had no commitments related to acquisition or construction of property, plant and equipment items.

The property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		12.31.18	12.31.17
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Tax	239.0	330.0
Buildings and improvements	Financial/Tax	1,220.7	1,290.4
Machinery and equipment	Financial/Labor/Tax/Civil	1,877.4	2,318.7
Facilities	Financial/Tax	579.4	540.9
Furniture and fixtures	Financial/Tax	18.6	21.9
Vehicles	Financial/Tax	0.6	1.5
Other	Financial/Tax	-	0.4
		3,935.7	4,503.8

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

18.           INTANGIBLE ASSETS

The intangible assets roll-forward is set forth below:

	Weighted average amortization rate (p.a.)	12.31.17	Additions	Disposals	Transfers	Restatement by Hyperinflation (1)	Exchange rate variation	Transfer - held for sale (2)	12.31.18
Cost
Non-compete agreement	-	62.0	33.7	-	-	9.1	(0.1)	(14.7)	90.0
Goodwill	-	4,192.2	-	-	-	324.0	116.8	(1,937.9)	2,695.1
AKF	-	131.5	-	-	-	-	22.5	-	154.0
Alimentos Calchaquí	-	157.9	-	-	-	0.8	(65.3)	(93.4)	-
Ava	-	49.4	-	-	-	-	-	-	49.4
Avex	-	16.1	-	-	-	20.7	(6.6)	(30.0)	0.2
Banvit Bandirma Vitaminli	-	193.8	-	-	-	-	(31.5)	-	162.3
BRF AFC	-	131.9	-	-	-	-	21.6	-	153.5
BRF Holland B.V.	-	26.0	-	-	-	-	3.1	(29.1)	-
BRF Invicta	-	131.9	-	-	-	-	14.5	(146.4)	-
Dánica	-	4.1	-	-	-	5.7	(1.7)	(8.1)	-
Eclipse Holding Cooperatief	-	1.4	-	-	-	94.2	(0.5)	(94.9)	0.2
Eleva Alimentos	-	808.1	-	-	-	-	-	(111.5)	696.6
Federal Foods LLC	-	63.9	-	-	-	-	10.9	-	74.8
Federal Foods Qatar L.L.C	-	313.2	-	-	-	-	53.6	-	366.8
GFS Group	-	771.6	-	-	-	-	130.3	(902.0)	(0.1)
GQFE - Golden Quality Foods Europe	-	2.8	-	-	-	-	0.3	(3.1)	-
Incubatório Paraíso	-	0.7	-	-	-	-	-	-	0.7
Invicta Food Group	-	0.7	-	-	-	-	0.1	(0.8)	-
Paraíso Agroindustrial	-	16.8	-	-	-	-	-	-	16.8
Perdigão Mato Grosso	-	7.6	-	-	-	-	-	-	7.6
Quickfood	-	97.1	-	-	-	202.6	(40.2)	(259.5)	-
Sadia	-	1,214.0	-	-	-	-	-	(201.4)	1,012.6
Universal Meats Ltd.	-	52.0	-	-	-	-	5.7	(57.7)	-
Import quotas	-	111.8	-	-	-	-	12.3	(124.0)	0.1
Outgrowers relationship	-	15.0	-	-	-	-	-	-	15.0
Trademarks	-	1,649.9	-	-	-	250.7	(140.2)	(424.3)	1,336.1
Patents	-	6.8	-	-	(0.1)	-	(0.2)	(0.6)	5.9
Customer relationship	-	1,220.8	-	-	-	149.1	19.3	(493.1)	896.1
Supplier relationship	-	2.1	-	-	-	-	0.4	(2.4)	0.1
Software	-	516.3	2.0	(121.9)	121.8	30.5	(2.4)	(54.5)	491.8
		7,776.9	35.7	(121.9)	121.7	763.4	5.9	(3,051.5)	5,530.2

Amortization
Non-compete agreement	32.70%	(23.4)	(26.8)	-	-	(5.8)	0.9	9.4	(45.7)
Import quotas	89.94%	(93.1)	(14.4)	-	-	-	(11.3)	118.8	-
Outgrowers relationship	13.24%	(9.6)	(2.0)	-	-	-	-	-	(11.6)
Patents	19.98%	(4.9)	(0.8)	-	-	(0.9)	0.2	1.3	(5.1)
Customer relationship	9.50%	(154.5)	(99.7)	-	-	(55.6)	(11.8)	149.1	(172.5)
Supplier relationship	5.00%	(0.1)	(0.1)	-	-	-	-	0.2	-
Software	19.68%	(293.7)	(127.4)	121.9	0.3	(27.0)	3.6	46.4	(275.9)
		(579.3)	(271.2)	121.9	0.3	(89.3)	(18.4)	325.2	(510.8)
		7,197.6	(235.5)	-	122.0	674.1	(12.5)	(2,726.3)	5,019.4

(1)      Refers to the price index update as disclosed in note 3.28.

(2)      Amounts transferred to assets held for sale (note 12).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Weighted average amortization rate (p.a.)	12.31.16	Additions	Disposals	Business combination	Transfers	Exchange rate variation	12.31.17
Cost
Non-compete agreement	-	51.0	11.5	-	0.5	-	(1.0)	62.0
Goodwill	-	4,343.5	-	-	(203.6)	-	52.4	4,192.3
AKF	-	129.5	-	-	(2.1)	-	4.1	131.5
Alimentos Calchaquí	-	342.0	-	-	(152.3)	-	(31.8)	157.9
Ava	-	49.4	-	-	-	-	-	49.4
Avex	-	18.8	-	-	-	-	(2.7)	16.1
Banvit Bandirma Vitaminli	-	-	-	-	203.8	-	(10.0)	193.8
BRF AFC	-	162.7	-	-	(33.4)	-	2.6	131.9
BRF Holland B.V.	-	22.5	-	-	-	-	3.5	26.0
BRF Invicta	-	119.0	-	-	-	-	12.9	131.9
Dánica	-	4.8	-	-	-	-	(0.7)	4.1
Eclipse Holding Cooperatief	-	209.9	-	-	(202.1)	-	(6.4)	1.4
Eleva Alimentos	-	808.1	-	-	-	-	-	808.1
Federal Foods LLC	-	70.5	-	-	(7.3)	-	0.7	63.9
Federal Foods Qatar L.L.C	-	308.4	-	-	-	-	4.8	313.2
GFS Group	-	684.5	-	-	-	-	87.1	771.6
GQFE - Golden Quality Foods Europe	-	2.4	-	-	-	-	0.4	2.8
Incubatório Paraíso	-	0.7	-	-	-	-	-	0.7
Invicta Food Group	-	0.6	-	-	-	-	0.1	0.7
Paraíso Agroindustrial	-	16.8	-	-	-	-	-	16.8
Perdigão Mato Grosso	-	7.6	-	-	-	-	-	7.6
Quickfood	-	113.8	-	-	-	-	(16.7)	97.1
Sadia	-	1,214.0	-	-	-	-	-	1,214.0
Universal Meats Ltd.	-	57.6	-	-	(10.2)	-	4.6	52.0
Import quotas	-	58.2	-	-	42.2	-	11.4	111.8
Outgrowers relationship	-	14.7	0.3	-	-	-	-	15.0
Trademarks	-	1,313.2	-	-	386.9	-	(50.2)	1,649.9
Patents	-	6.9	-	-	-	-	(0.1)	6.8
Customer relationship	-	815.2	-	-	403.5	10.6	(8.5)	1,220.8
Supplier relationship	-	14.6	-	(2.0)	-	(10.6)	0.1	2.1
Software	-	504.3	40.3	(176.9)	2.7	146.3	(0.4)	516.3
		7,121.6	52.1	(178.9)	632.2	146.3	3.7	7,777.0

Amortization
Non-compete agreement	27.59%	(7.6)	(16.1)	-	-	-	0.3	(23.4)
Import quotas	73.63%	(21.7)	(63.5)	-	-	-	(7.9)	(93.1)
Outgrowers relationship	13.15%	(7.7)	(1.9)	-	-	-	-	(9.6)
Patents	27.42%	(3.9)	(1.1)	-	-	-	0.1	(4.9)
Customer relationship	7.59%	(81.3)	(72.2)	-	0.2	-	(1.2)	(154.5)
Supplier relationship	5.00%	(2.0)	(0.1)	2.0	-	-	-	(0.1)
Software	19.93%	(324.8)	(145.0)	175.5	-	-	0.6	(293.7)
		(449.0)	(299.9)	177.5	0.2	-	(8.1)	(579.3)
		6,672.6	(247.8)	(1.4)	632.4	146.3	(4.4)	7,197.7

Amortization of outgrowers relationship is recognized as a cost of sales in the statement of income (loss), the amortization of customer relationship is recognized in selling expenses, while non-compete agreement, patents and software amortization is recorded according to its use as cost of sales, administrative or sales expenses.

Trademarks recorded in intangible assets come mainly from the business combination with Sadia and Banvit and are considered assets with indefinite useful life.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill and intangible assets with indefinite useful life (trademarks) are allocated to cash-generating units as presented in note 5.

The impairment test of the cash generating units is performed annually based on the value in use through the discounted cash flow method. In 2018, the Company used the strategic plan and annual budget projected until 2023 and the average perpetuity of the cash generating units of 3.06% from this date, which was based on historical information, economic and financial projections from each specific market that the Company has operations and information disclosed by independent institutions and government agencies, such as banks, economic advisories, the International Monetary Fund (IMF), Brazilian Central Bank (BACEN), among others.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The discount rate adopted by the Management varied from 9.33% to 10.22%, depending on the operating segment. The assumptions in the table below were also adopted:

	2019	2020	2021	2022	2023
GDP Brazil	2.57%	3.05%	3.07%	2.67%	2.63%
GDP Halal	3.30%	3.20%	3.20%	3.20%	3.20%
Inflation Brazil	4.09%	4.23%	4.00%	4.00%	4.00%
Exchange rate - BRL / USD	3.68	3.71	3.75	3.80	3.84
Exchange rate - EUR / USD	0.85	0.84	0.82	0.81	0.80

The rates above do not consider any tax effect.

Based on management analyses performed during 2018, no impairment loss was identified.

In addition to the above-mentioned recovery analysis, management prepared a deterministic sensitivity analysis considering the variations in the EBIT margin and in the discount rate as presented below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	-1.0%
BRAZIL
Discount rate	11.22%	10.22%	9.22%
Ebit Margin	10.32%	9.32%	8.32%

INTERNATIONAL
Discount rate	10.33%	9.33%	8.33%
Ebit Margin	11.05%	10.05%	9.05%

HALAL
Discount rate	11.17%	10.17%	9.17%
Ebit Margin	11.42%	10.42%	9.42%

The Company in its sensitivity analysis has not identified possible and reasonable scenarios in which identified the need for impairment in the intangible assets with indefinite useful life.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.           LOANS AND FINANCING

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	Current	Non-current	12.31.18	Captured	Transfer - held for sale (2)	Amortization	Interest paid	Interest accrued	Exchange rate variation	Current	Non-current	12.31.17
Local currency

Working capital	'Fixed rate / 118% of CDI (7.79% on 12.31.17)	7.78% (7.79% on 12.31.17)	1.7	1,695.4	4,167.6	5,863.0	4,431.1	-	(1,235.9)	(149.7)	262.1	-	1,631.5	923.9	2,555.4

Certificate of agribusiness receivables	96.40% of CDI / IPCA + 5,90% (96.51% of CDI / IPCA + 5,90% on 12.31.17)	6.08% (7.41% on 12.31.17)	1.6	1,114.9	1,482.6	2,597.5	-	-	(997.0)	(223.1)	246.0	-	1,097.9	2,473.8	3,571.7

Development bank credit lines	Fixed rate / Selic / TJLP + 1.25% (Fixed rate / Selic / TJLP + 1.48% on 12.31.17)	6.16% (6.78% on 12.31.17)	1.1	220.4	44.1	264.5	-	-	(315.1)	(20.3)	29.9	-	313.3	256.8	570.1

Bonds	(7.75% on 12.31.17)	(7.75% on 12.31.17)	-	-	-	-	-	-	(500.0)	(19.4)	15.6	-	503.8	-	503.8

Export credit facility	109.45% of CDI (100.35% on 12.31.17)	9.02% (6.91% on 12.31.17)	3.2	39.3	1,586.0	1,625.3	1,621.1	-	(1,850.0)	(188.7)	153.7	-	39.2	1,850.0	1,889.2

Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.17)	12.45% (4.36% on 12.31.17)	1.4	3.8	269.7	273.5	-	-	-	(8.1)	32.2	-	3.5	245.8	249.3

Fiscal incentives	2.40% (2.40% on 12.31.17)	2.40% (2.40% on 12.31.17)	0.5	3.3	-	3.3	57.2	-	(57.5)	(0.4)	0.5	-	3.6	-	3.6

				3,077.1	7,550.0	10,627.1	6,109.4	-	(4,955.5)	(609.7)	740.0	-	3,592.8	5,750.3	9,343.1

Foreign currency

Bonds	4.07% (4.08% on 12.31.17) + e.r. US$ and EUR	4.07% (4.08% on 12.31.17) + e.r. US$ and EUR	4.8	99.5	9,646.9	9,746.4	-	(87.1)	(14.8)	(466.6)	506.5	1,278.5	105.1	8,424.8	8,529.9

Export credit facility	LIBOR + 0.25% (LIBOR + 1.85% on 12.31.17) + e.r. US$	2.47% (3.35% on 12.31.17) + e.r. US$	0.8	998.7	384.5	1,383.2	8.4	-	(1,067.4)	(75.9)	67.6	299.7	953.5	1,197.2	2,150.7

Advances for foreign exchange rate contracts	4.67% + e.r. US$	4.67% + e.r. US$	0.8	214.2	-	214.2	208.5	-	-	-	1.1	4.6	-	-	-

Development bank credit lines	(UMBNDES + 1.73% on 12.31.17) + e.r. US$ and other currencies	(6.22% on 12.31.17) + e.r. US$ and other currencies	-	-	-	-	-	-	(3.9)	(0.2)	0.5	-	2.6	1.0	3.6

Working capital	46.84% (23.10% on 12.31.17) + e.r. ARS / + e.r US$	46.84% (23.10% on 12.31.17) + e.r. ARS / + e.r US$	-	-	-	-	813.3	(68.7)	(898.3)	(3.6)	46.0	(56.6)	128.2	39.7	167.9

Working capital	21.91% (15.95% on 12.31.17) + e.r TRY	21.91% (15.95% on 12.31.17) + e.r TRY	0.7	157.9	36.7	194.6	193.1	-	(216.6)	(21.1)	35.9	(46.1)	249.2	-	249.2

				1,470.3	10,068.1	11,538.4	1,223.3	(155.8)	(2,201.0)	(567.4)	657.6	1,480.1	1,438.6	9,662.7	11,101.3
				4,547.4	17,618.1	22,165.5	7,332.7	(155.8)	(7,156.5)	(1,177.1)	1,397.6	1,480.1	5,031.4	15,413.0	20,444.4

(1)         Weighted average maturity in years.

(2)      Amounts transferred to discontinued operations (note 12).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT	Current	Non-current	12.31.17	Captured	Business combination	Amortization	Interest paid	Interest accrued	Exchange rate variation	Price index update	Current	Non-current	12.31.16
Local currency

Working capital	7.79% (8.90% on 12.31.16)	7.79% (8.90% on 12.31.16)	0.8	1,631.5	923.9	2,555.4	3,579.4	-	(2,401.0)	(162.2)	213.0	-	-	1,326.1	-	1,326.1

Certificate of agribusiness receivables	96.51% of CDI / IPCA + 5,90% (96.50% of CDI / IPCA + 5,90% on 12.31.16)	7.41% (13.43% on 12.31.16)	2.4	1,097.9	2,473.8	3,571.7	780.0	-	(779.2)	(393.8)	334.6	-	-	168.1	3,462.0	3,630.1

Development bank credit lines	Fixed rate / Selic / TJLP + 1.48% (Fixed rate / Selic / TJLP + 0.75% on 12.31.16)	6.78% (7.93% on 12.31.16)	1.7	313.3	256.8	570.1	62.4	-	(403.8)	(37.3)	47.4	0.2	20.1	381.3	499.7	881.0

Bonds	7.75% (7.75% on 12.31.16)	7.75% (7.75% on 12.31.16)	0.4	503.8	-	503.8	-	-	-	(38.8)	46.4	-	(6.8)	4.1	498.8	502.9

Export credit facility	100.35% of CDI (13.68% on 12.31.16)	6.91% (13.68% on 12.31.16)	1.2	39.2	1,850.0	1,889.2	-	-	-	(214.3)	181.2	-	-	72.3	1,850.0	1,922.3

Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.16)	4.36% (12.09% on 12.31.16)	2.2	3.5	245.8	249.3	-	-	-	(8.1)	9.7	(1.7)	(2.2)	3.5	248.0	251.5

Other secured debts	(8.50% on 12.31.16)	(8.50% on 12.31.16)	-	-	-	-	-	-	(129.9)	(8.9)	9.2	-	-	32.3	97.3	129.6

Fiscal incentives	2.40% (2.40% on 12.31.16)	2.40% (2.40% on 12.31.16)	0.5	3.6	-	3.6	34.4	-	(30.9)	(0.2)	0.2	-	-	0.1	-	0.1

				3,592.8	5,750.3	9,343.1	4,456.2	-	(3,744.8)	(863.6)	841.7	(1.5)	11.1	1,987.8	6,655.8	8,643.6

Foreign currency

Bonds	4.08% (4.71% on 12.31.16) + e.r. US$, EUR and ARS	4.08% (4.71% on 12.31.16) + e.r. US$, EUR and ARS	6.0	105.1	8,424.8	8,529.9	77.1	-	(396.0)	(382.0)	410.4	326.7	-	489.2	8,004.4	8,493.6

Export credit facility	LIBOR + 1.85% (LIBOR + 2.71% on 12.31.16) + e.r. US$	3.35% (3.85% on 12.31.16) + e.r. US$	2.2	953.5	1,197.2	2,150.7	3,576.0	-	(2,981.2)	(98.5)	105.5	238.3	-	312.2	998.4	1,310.6

Advances for foreign exchange rate contracts	(2.39% on 12.31.16) + e.r. US$	(2.39% on 12.31.16) + e.r. US$	-	-	-	-	4.1	-	(203.4)	(4.7)	0.3	(9.1)	-	212.8	-	212.8

Development bank credit lines	UMBNDES + 1.73% (UMBNDES + 2.10% on 12.31.16) + e.r. US$ and other currencies	6.22% (6.24% on 12.31.16) + e.r. US$ and other currencies	1.0	2.6	1.0	3.6	-	-	(5.9)	(0.4)	1.2	(0.3)	-	5.9	3.0	8.9

Working capital	23.10% (14.28% on 12.31.16) + e.r. ARS / + e.r US$	23.10% (14.28% on 12.31.16) + e.r. ARS / + e.r US$	1.5	128.2	39.7	167.9	1,584.8	-	(1,629.4)	(19.8)	59.2	(119.7)	-	236.9	55.8	292.7

Working capital	15.95% + e.r TRY	15.95% + e.r TRY	0.1	249.2	-	249.2	-	389.2	(40.6)	-	5.1	(104.3)	-	-	-	-

				1,438.6	9,662.7	11,101.3	5,242.0	389.2	(5,256.5)	(505.4)	581.7	331.6	-	1,257.0	9,061.6	10,318.6
				5,031.4	15,413.0	20,444.4	9,698.2	389.2	(9,001.3)	(1,369.0)	1,423.4	330.1	11.1	3,244.8	15,717.4	18,962.2

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.1.      Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that promotes investments in rural activities.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily to short term working capital and import operations of subsidiaries located in Turkey. The loans are denominated in Turkish Lira with maturity in 2019 and 2020.

19.2.      Agribusiness receivables certificates (“CRA”)

On April 19, 2016, the Company completed the CRA issuance related to the public distribution offering of the 1st series of the 9th Issue by Octante Securitizadora S.A. (“Securitization Company”) in the amount of R$1,000.0 net of interest, which will mature on April 19, 2019 and were issued with a coupon of 96.50% p.a. of the DI rate, payable every each 9 months. The CRAs arise from the Company’s exports contracted with BRF Global GmbH and were assigned and/or promised to the Securitization Company.

On December 16, 2016, the Company completed the CRA issuance related to the public distribution offering of the 1st and 2nd series of the 1st Issue by Vert Companhia Securitizadora, in the amount of R$1,500.0 net of interest. The 1st series CRA were issued with a coupon of 96.00% p.a. of the DI rate, with will mature on December 16, 2020 and payable every each 8 months. The 2nd series CRA were issued with a coupon of 5.8970% p.a. updated by the Amplified Consumer Price Index (“IPCA”), with will mature on December 18, 2023 and with interest payable every each 16 or 18 months. The CRAs arise from the Company’s exports contracted with BRF Global GmbH and BRF Foods GmbH.

19.3.      Development bank credit lines

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were obtained for the acquisition of equipment and expansion of productive facilities.

FINEM: Credit lines of Financing for Enterprises ("FINEM") which are subject to the variations of UMBNDES, TJLP and SELIC currency basket. The values of principal and interest are paid in monthly installments, with maturities between 2019 and 2020 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

FINEP: Credit lines of Financial of Studies and Projects (“FINEP”) obtained with reduced charges for projects of research, development and innovation, with maturity in 2019.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.4.      Bonds

BFF Notes 2020: On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750.0, whose notes are guaranteed by BRF, with a nominal interest rate of 7.25% p.a. and effective rate of 7.54% p.a. maturing on January 28, 2020. On June 20, 2013, the amount of US$120.7 of these senior notes was exchanged by Senior Notes BRF 2023 and on May 15, 2014, the amount of US$409.6 was repurchased with part of the proceeds obtained from the Senior Notes BRF 2024. On May 28, 2015, the Company concluded a Tender Offer, in amount of US$101.4, such that the outstanding balance amounted to US$118.3 and the premium paid, net of interest, was US$16.0 (equivalent of R$52.0). On September 14, 2016, the Company concluded a Tender Offer, in amount of US$32.2 (equivalent of R$104.9), being the premium paid, net of interest, was US$4.1 (equivalent of R$13.4). The premium paid to holders of existing bonds was recorded as a financial expense.

Senior Notes BRF2022: On June 6, 2012, BRF issued senior notes of US$500.0, with nominal interest rate of 5.88% p.a. and an effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012, the Company reopened this transaction for an additional amount of R$250.0, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. On May 28,2015, the Company concluded a Tender Offer, in amount of US$577.1, such that the outstanding balance amounted to US$172.9 and the premium paid, net of interest, was US$79.4 (equivalent of R$258.6). On September 14, 2016, the Company concluded a Tender Offer, in amount of US$54.2 (equivalent of R$176.7), being the premium paid, net of interest, was US$5.7 (equivalent of R$18.6). The premium paid to holders of existing bonds was recorded as a financial expense.

Senior Notes BRF 2022 (“Green Bonds”): On May 29, 2015, BRF concluded a Senior Notes offer of 7 (seven) year in the total amount of EUR500.0, which will mature on May 03, 2022 (“Senior Notes BRF 2022”), issued with a coupon (interest) of 2.75% p.a. (yield to maturity 2.822%), payable annually beginning on June 03, 2016.

Senior Notes BRF 2023: On May 15, 2013, BRF completed international offerings of 10 year bonds in the aggregate amount of US$500.0 (the “USD Bonds”), which will mature on May 22, 2023 (“Senior Notes BRF 2023”), issued with a coupon (interest) of 3.95% per year (yield to maturity 4.135%), payable semi-annually beginning on November 22, 2013.

Senior Notes BRF 2024: On May 15, 2014, BRF completed international offerings of 10 year bonds in the aggregate amount of US$750.0 (the “USD Bonds”), which will mature on May 22, 2024 (“Senior Notes BRF 2024”), issued with a coupon (interest) of 4.75% p.a. (yield to maturity 4.952%), payable semi-annually beginning on November 22, 2014.

Senior Notes BRF 2026: On September 29, 2016, BRF through its wholly-owned subsidiary BRF GmbH concluded a Senior Notes offer of 10 years duration in the total amount of US$500.0, with will mature on September 29, 2026, issued with a coupon (interest) of 4.35% p.a. (yield to maturity de 4.625%), payable semi-annually beginning on March 29, 2017.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.5.      Export credit facilities

Export prepayments: Under the terms of each of these credit facilities, the Company entered into loans which must be evidenced subsequently by the trade accounts receivable related to the exports of its products, with maturities between 2019 and 2023.

Commercial credit lines: Denominated in Euros with quarterly interest payments and principal maturing in 2019 and are utilized for purchases of imported raw materials and other working capital needs.

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

19.7.      Rotative credit line (“Revolver Credit Facility”)

With the purpose of improving its financial liquidity, the Company and its wholly-owned subsidiary BRF Global GmbH obtained a credit line Revolving Credit Facility ("Revolver Credit Facility") in the amount of US$1,000.0, with a maturity date in May 2019, from a syndicate comprised of 28 banks. The transaction was structured to allow the Company to utilize the credit line at any time, during the contracted period. On December 31, 2018 the line was available but not used and it was terminated on February 22, 2019.

19.8.      Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follows:

12.31.18
2019	4,555.9
2020	3,395.4
2021	2,936.0
2022	3,072.7
2023	3,399.9
2024 onwards	4,805.6
22,165.5

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

19.9.      Guarantees

	12.31.18	12.31.17
Total of loans and financing	22,165.5	20,444.4
Mortgage guarantees	267.8	577.2
Related to FINEM-BNDES	217.6	462.8
Related to tax incentives and other	50.2	114.4

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in the Company´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2018 totaled R$6.0 (R$17.3 as of December 31, 2017).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The value of these guarantees on December 31, 2018 totaled R$29.8 (R$87.1 as of December 31, 2017).

On December 31, 2018, the Company contracted bank guarantees in the amount of R$784.0 (R$1,477.8 as of December 31, 2017) offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 1.57% p.a. (1.09% p.a. as of December 31, 2017).

19.10.   Commitments

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw materials with future delivery, mainly of corn and soymeal. The agreed prices in these agreements can be fixed or to be fixed. The Company enters into other agreements, such as electricity, packaging supplies and manufacturing activities. The amount of the agreements at the date of these financial statements are set forth below:

12.31.18
2019	4,338.1
2020	527.8
2021	257.5
2022	158.9
2023	111.6
2024 onwards	315.0
5,708.9

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

20.           TRADE ACCOUNTS PAYABLE

	12.31.18	12.31.17
Domestic suppliers
Third parties	4,700.8	4,647.7
Related parties	-	16.6
	4,700.8	4,664.3

Foreign suppliers
Third parties	1,079.4	2,030.7
Related parties	-	-
	1,079.4	2,030.7

(-) Adjustment to present value	(48.0)	(52.8)
	5,732.2	6,642.2

Current	5,552.4	6,445.5
Non-current	179.8	196.8

For the year ended December 31, 2018, the days payable outstanding is 94 days (97 days on December 31, 2017).

On the suppliers’ balance as of December 31, 2018, R$1,301.3 (R$1,787.7 as of December 31, 2017) corresponds to the supply chain finance transactions on which there were no changes in the payment terms and prices negotiated with the suppliers.

The information on accounts payable involving related parties is set forth in note 30. The trade accounts payable to related parties refer to transactions with UP! in domestic market.

21.           SUPPLY CHAIN FINANCE

	12.31.18	12.31.17
Supply chain finance - Domestic suppliers	715.3	518.4
Supply chain finance - Foreign suppliers	170.5	196.8
	885.8	715.2

The Company has partnerships with several financial institutions that allow the suppliers to borrow against their future receivables. The suppliers have the freedom to choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and / or more flexible payment terms, among others.

The Company has not identified a material change in the existing commercial conditions with its suppliers.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

On December 31, 2018, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the internal market were set between 0.52% to 0.75% p.m. (0.57% to 0.84% p.m. on December 31, 2017).

On December 31, 2018, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.31% to 0.50% p.a. (0.19% to 0.29% p.m. on December 31, 2017).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

22.           DERIVATIVE FINANCIAL INSTRUMENTS

	12.31.18	12.31.17

Derivatives designated as hedge accounting
Assets
Non-deliverable forward (NDF)	16.8	1.1
Currency option contracts	101.4	23.5
Commodities (corn) non-deliverable forward (NDF)	22.1	0.8
Corn option contracts - B3	-	0.8
Commodities (soybean) non-deliverable forward (NDF)	0.6	1.1
Commodities (soybean oil) non-deliverable forward (NDF)	-	0.1
	140.9	27.4

Liabilities
Non-deliverable forward of currency (NDF)	(21.0)	(6.8)
Currency option contracts	(75.8)	(25.9)
Commodities (corn) non-deliverable forward (NDF)	(3.5)	(4.6)
Corn future contracts - B3	(0.1)	-
Corn option contracts - B3	-	(0.6)
Commodities (soybean) non-deliverable forward (NDF)	(3.3)	-
Commodities (soybean meal) non-deliverable forward (NDF)	(2.7)	(3.0)
Soybean meal option contracts	-	(1.5)
Commodities (soybean oil) non-deliverable forward (NDF)	(4.3)	(0.1)
Exchange rate contracts currency (Swap)	-	(166.3)
	(110.7)	(208.8)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward of currency (NDF)	2.4	36.4
Currency option contracts	2.6	1.5
Exchange rate contracts currency (Swap)	36.4	25.2
	41.4	63.1

Liabilities
Non-deliverable forward of currency (NDF)	(12.3)	(2.0)
Currency future contracts - B3	(9.4)	(0.2)
Swap (index / currency / stocks)	(3.4)	(2.0)
Deliverable forwards contracts	(99.2)	(86.5)
	(124.3)	(90.7)

Current assets	182.3	90.5
Current liabilities	(235.0)	(299.5)

The collateral given in the transactions set forth above are disclosed in note 7.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

23.           LEASES

The Company is lessee in several contracts, which for the year ended in December 31, 2018 were classified as operating or finance lease. From January 01, 2019 onwards, the accounting policy changed according to the details provided in Note 37.

23.1.      Operating lease

The minimum future payments of non-cancellable operating lease are set forth below:

12.31.18
2019	421.7
2020	103.7
2021	108.4
2022	49.4
2023	157.3
2024 onwards	1,285.8
2,126.4

The payments of operating lease agreements recognized in the statement of income in the year ended December 31, 2018 amounted to R$480.2 (R$289.7 in the same period of the previous year). The amount related to discontinued operations is R$13.7 in the year ended December 31, 2018 (R$17.0 at December 31, 2007).

In 2018, Sale-leaseback transaction in the amount of R$175.0, of which R$140.0 refers to the Distribution Center of Vitória de Santo Antão (PE) and R$35.0 related to the Property in Duque de Caxias (RJ). Sales with subsequent rental of the same property, guaranteeing the Purchasers the receipt of the rents for the determined term of 20 years and 10 years respectively, both were classified as operating leases with immediate gain for the Company of R$62.0, recorded in other operating results.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

23.2.      Finance lease

The Company enters into finance leases mainly for the acquisitions of machinery, equipment, vehicles, software and buildings, set forth below:

	Weighted average depreciation rate (p.a.) (1)	12.31.18	Restated 12.31.17
Cost
Machinery and equipment		129.6	97.6
Software		68.4	97.1
Buildings		214.2	216.6
Facilities		14.5	14.7
		426.7	426.0

Accumulated depreciation
Machinery and equipment	35.15%	(75.4)	(45.1)
Software	39.85%	(57.5)	(84.6)
Buildings	6.75%	(74.5)	(58.8)
Facilities	6.67%	(1.7)	(0.7)
		(209.1)	(189.2)
		217.6	236.8

(1)      The period of depreciation of leased assets corresponds to the lowest of term of the contract and the useful life of the asset.

The minimum future payments required for these finance leases are segregated as follows, and were recorded in current and non-current liabilities:

	12.31.18
	Present value of minimum payments	Interest	Minimum future payments
2019	64.8	17.7	82.5
2020	42.1	14.0	56.1
2021	21.0	8.6	29.6
2022	16.4	7.3	23.7
2023	12.8	6.8	19.6
2024 onwards	58.3	35.8	94.1
	215.4	90.2	305.6

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

In addition, the Company also has commitments regarding financial leases, related to a built to suit agreement for the construction of facilities which will be built by third parties. The agreements term will be 13 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of outstanding rent installments falling due, according to the terms of the contract. The contract was classified as a finance lease.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The estimated schedule of future payments related to this agreement is set forth below:

12.31.18
2019	9.4
2020	9.4
2021	9.4
2022	9.4
2023 onwards	84.8
122.4

24.           SHARE-BASED PAYMENT

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

The vesting period during which the participant cannot exercise the purchase of the shares for Plan I is 1 to 3 years and for Plan II is 1 to 4 years, respecting the following deadlines from the grant date of the option.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

Plan I
04.04.14	04.03.15	04.03.19	1,552,564	407,556	12.56	44.48	58.11
05.02.14	05.01.15	05.01.19	1,610,450	314,113	14.11	47.98	62.27
12.18.14	12.17.15	12.17.19	5,702,714	1,540,640	14.58	63.49	80.27
			8,865,728	2,262,309

Plan II
04.26.16	04.30.17	12.30.22	8,724,733	2,375,000	9.21	56.00	61.48
05.31.16	05.31.17	12.30.22	3,351,220	1,327,100	10.97	46.68	50.85
03.30.17	03.30.18	12.29.23	863,528	193,045	9.45	38.43	40.59
			12,939,481	3,895,145
			21,805,209	6,157,454

(1)      Amounts expressed in Brazilian Reais.

24.2.      Restricted shares plan

In 2018, 2,857,394 restricted shares were granted in accordance with the plan that were approved by an Ordinary and a Special Meeting of Shareholders on April 26, 2018. The purpose of this plan is: (i) to stimulate the expansion, success and achievement of the Company's social objectives; (ii) to align the interests of the Company's shareholders with those of the eligible persons; and (iii) to enable the Company and the companies under its control to attract and retain the persons related to it.

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

Each year, or whenever deemed appropriate, the Board of Directors shall approve the grant of restricted shares, electing the beneficiaries in favor of which the Company will sell the restricted shares, establishing the terms, quantities and conditions of acquisition of rights related to restricted shares.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The total number of restricted shares that may be granted under the plan shall not exceed 0.5% of the registered common, nominative, and uncertificated shares with no par value, representing the Company's total share capital.

Date		Quantity		Grant (1)
Grant	Term of acquisition of the right	Shares granted	Outstanding shares	Fair value of the shares
Restricted shares plan
08.31.17	08.31.19	716,846	250,334	41.85
04.26.18	04.26.20	276,000	276,000	22.29
06.14.18	06.14.20	270,000	270,000	20.00
10.01.18	10.01.20	2,311,394	2,294,717	21.44
		3,574,240	3,091,051

24.3.      Roll-forward of the stock options and restricted shares plans

The roll-forward of the outstanding granted options and shares for the year ended December 31, 2018 is presented as follows:

Outstanding options/shares as of December 31, 2017	12,872,189
Issued - grant of 2018
June 2018 - (Restricted shares plan)	270,000
April 2018 - (Restricted shares plan)	276,000
May 2018	150,000
October 2018	2,311,394
Antecipated transfer
Antecipated transfer on april 2018 (Restricted shares plan)	(200,100)
Exercised:
Exercised on December of 2018 (Restricted shares plan)	(214)
Exercised on December of 2017 (Restricted shares plan)	(76,163)
Forfeiture:
Grant of 2018	(150,000)
Grant of 2017	(733,168)
Grant of 2017 (Restricted shares)	(396,786)
Grant of 2016	(2,976,160)
Grant of 2014	(1,917,974)
Grant of 2014	(75,645)
Grant of 2013	(304,968)
Outstanding options/shares as of December 31, 2018	9,048,405

The weighted average exercise prices of the outstanding options conditioned to services is R$60.05 (sixty Brazilian Reais and five cents), and the weighted average of the remaining vesting period is 35 months.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

The Company records as capital reserve in shareholders’ equity the fair value of the options in the amount of R$262.3 (R$261.8 as of December 31, 2017). In the statement of income in the year ended December 31, 2018 the amount recognized as expense was R$0.5 (R$25.6 as of December 31, 2017).

During the year ended on December 31, 2018, no executive exercised stock options.

24.4.      Fair Value Measurement

The weighted average fair value of options outstanding as of December 31, 2018 was R$10.11 (ten Brazilian Reais and eleven cents) (R$11.36 as of December 31, 2017). The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

	12.31.18
	Plan I	Plan II
Expected maturity of the option:
Exercise in the 1st year	3.0 years	3.5 years
Exercise in the 2nd year	3.5 years	4.0 years
Exercise in the 3rd year	4.0 years	4.5 years
Exercise in the 4th year	-	5.0 years
Risk-free interest rate	5.86%	6.34%
Volatility	25.38%	27.43%
Expected dividends over shares	1.16%	2.43%
Expected inflation rate	4.00%	3.89%

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

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

24.9.      Expected inflation rate

The expected average inflation rate is based on estimated IPCA by Central Bank of Brazil, considering the remaining average terms of the option.

25.           EMPLOYEES BENEFITS PLANS

25.1.      Pension plans

The Company sponsors pension plans for its employees and executives as presented below:

Plan	Modality	Adhesions

Plan I	Defined Benefit	Closed
Plan II	Defined Benefit	Closed
Plan III	Defined Contribution	Open
FAF	Defined Benefit	Closed

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

The main purpose of Fundação Attílio Francisco Xavier Fontana (“FAF”) plan is to supplement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Securidade Social”), calculated proportionally according to the length of service performed and in line with the type of retirement. The main actuarial risks are (i) survival time over the ones set out in the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on assets below the actual discount rate, (v) amendment of the rules of social security and actual family composition of the retired employee or executive different from the established assumption.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

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

On December 31, 2018, the Deliberative Council and the competent regulatory body approved the incorporation of Plan I by Plan II, preserving the acquired rights of the assistants linked to the Plans and the accumulated right. The merger was motivated by the fact that the plans have identical structure, are closed for new accessions and considering that the sponsors belong to the same economic group.

b.              Defined contribution plan

Plan III is a defined contribution plan, where contributions are known and the benefit amount depends directly on the contributions made by participants and sponsors, time of contribution and of the result obtained through investment of contributions. The contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants) and that may vary from 0.7% to 7.0% according to the salary range of the participant. The contributions made by the Company in the years ended December 31, 2018 and December 31, 2017 amounted R$18.7 and R$17.5 respectively. On December 31, 2018, the plan has 34,975 participants (33,551 participants as of December 31, 2017).

If participants of the plans I, II and III end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor.

c.               Rollforward of defined benefit plans

The assets and actuarial liabilities are presented below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	FAF		Plan I and II
	12.31.18	12.31.17	12.31.18	12.31.17
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	2,498.6	2,275.9	17.4	16.0
Fair value of assets	(3,193.9)	(3,077.4)	(27.8)	(26.7)
(Surplus) Deficit	(695.3)	(801.5)	(10.4)	(10.7)
Irrecoverable surplus - (asset ceiling)	695.4	801.5	8.5	8.5
Net actuarial (assets) liabilities	0.1	-	(1.9)	(2.2)

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	801.5	838.3	8.5	8.1
Interest on irrecoverable surplus	78.1	93.9	0.8	0.9
Changes in irrecoverable surplus during the year	(184.2)	(130.7)	(0.8)	(0.5)
Ending balance of irrecoverable surplus	695.4	801.5	8.5	8.5

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	2,275.9	2,000.3	16.0	15.2
Interest on actuarial obligations	215.4	217.3	1.5	1.6
Current service cost	28.0	26.8	-	-
Benefit paid	(129.1)	(117.5)	(1.3)	(1.5)
Actuarial losses - experience	36.0	(48.7)	0.8	(0.6)
Actuarial losses - hypothesis	72.4	197.6	0.4	1.2
Ending balance of actuarial liabilities	2,498.6	2,275.8	17.4	15.9

Rollforward of fair value assets
Beginning balance of the fair value of plan assets	(3,077.4)	(2,838.7)	(26.7)	(26.5)
Interest income on assets plan	(293.5)	(311.2)	(2.5)	(2.9)
Benefit paid	129.1	117.5	1.3	1.5
Return on assets higher (lower) than projection	47.9	(45.0)	0.1	1.2
Ending balance of fair value assets	(3,193.9)	(3,077.4)	(27.8)	(26.7)

Rollforward of comprehensive income
Beginning balance	26.8	23.3	(1.3)	(2.1)
Reversal to accumulated losses	(26.8)	(23.3)	1.3	2.1
Actuarial gains (losses)	(108.4)	(148.9)	(1.2)	(0.6)
Return on assets higher (lower) than projection	(47.9)	45.0	(0.1)	(1.2)
Changes on irrecoverable surplus	184.2	130.7	0.8	0.5
Ending balance of comprehensive income	27.9	26.8	(0.5)	(1.3)

Costs recognized in statement of income
Current service costs	(28.0)	(26.8)	-	-
Interest on actuarial obligations	(215.4)	(217.3)	(1.5)	(1.6)
Projected return on assets	293.5	311.2	2.5	2.9
Interest on irrecoverable surplus	(78.1)	(93.9)	(0.8)	(0.9)
Costs recognized in statement of income	(28.0)	(26.8)	0.2	0.4

Estimated costs for the next year
Costs of defined benefit	(28.2)	(28.0)	0.2	0.2
Estimated costs for the next year	(28.2)	(28.0)	0.2	0.2

d.              Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	FAF		Plan I e II
	12.31.18	12.31.17	12.31.18	12.31.17
Actuarial assumptions
Economic hypothesis
Discount rate	9.22%	9.74%	9.19%	9.72%
Inflation rate	4.00%	4.25%	4.00%	4.25%
Wage growth rate	4.68%	4.93%	N/A	N/A

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled mortality	RRB-1983	RRB-1983	RRB-1983	RRB-1983

Demographic data
Number of active participants	7,137	7,924	-	-
Number of participants in direct proportional benefit	30	10	-	-
Number of assisted beneficiary participants	6,498	6,233	51	51

e.               The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plans I and II
	12.31.18		12.31.17		12.31.18		12.31.17
Composition of the fund's portfolio
Fixed income	2,306.7	72.2%	2,238.1	72.7%	24.0	86.4%	23.1	86.4%
Variable income	362.5	11.3%	363.6	11.8%	2.3	8.1%	2.5	9.3%
Real estate	271.2	8.5%	197.7	6.4%	-	-	-	-
Structured investments	233.5	7.3%	257.5	8.4%	1.5	5.3%	1.1	4.1%
Transactions with participants	20.1	0.7%	20.4	0.7%	0.1	0.2%	-	0.2%
	3,194.0	100.0%	3,077.3	100.0%	27.9	100.0%	26.7	100.0%

% of nominal return on assets	9.36%		10.90%		7.50%		8.92%

f.                Forecast and average term of payments of obligations

The following amounts represent the expected benefit payments for future years and the average duration of the plan obligations:

	FAF	Plans I and II

2019	141.4	1.3
2020	150.6	1.4
2021	161.8	1.4
2022	172.6	1.4
2023	183.3	1.5
2024 onwards	1,093.7	8.1

Weighted average duration - in years	12.49	10.37

g.              Sensitivity analysis of defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2018 is presented below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities (1)	Average rate	Actuarial liabilities (1)

Benefit plan - FAF
Discount rate	9.22%	10.22%	(263.1)	8.22%	321.7
Wage growth rate	4.68%	5.68%	79.9	3.68%	(54.8)

(1)     Variation of actuarial liabilities.

25.2.      Employee benefits: description and characteristics of benefits and associated risks

	Liabilities
	12.31.18	12.31.17
Medical assistance	149.0	132.8
F.G.T.S. Penalty (1)	167.6	161.3
Award for length of service	55.1	49.3
Other	96.4	84.8
	468.1	428.2

Current	94.7	85.2
Non-current	373.4	343.1

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

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

c.               Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration ranging from 1 to 5 times current salaries at the date of the event (the longer the service time the higher the remuneration), provided they remain as active employees. Main actuarial risks related are (i) survival time over the ones set out in the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

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

f.                Rollforward of post-employment plans

The rollforward of actuarial liabilities related to other benefits, prepared based on actuarial report reviewed by Management, are as follows:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	Medical plan		F.G.T.S. penalty		Award for length of service		Others (1)
	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17
Composition of actuarial liabilities
Present value of actuarial liabilities	149.0	132.8	167.6	161.3	55.1	49.3	96.4	84.8
Net actuarial liabilities	149.0	132.8	167.6	161.3	55.1	49.3	96.4	84.8

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	132.8	112.3	161.3	137.2	49.3	52.0	84.8	82.1
Interest on actuarial liabilities	12.7	12.3	12.2	13.2	4.0	5.1	2.5	2.9
Current service costs	0.2	0.2	6.5	6.0	2.1	2.1	0.8	0.9
Past service costs - changes in plan	-	2.9	-	-	-	-	-	-
Benefits paid directly by the Company	(6.6)	(1.1)	(20.1)	(16.6)	(9.7)	(9.5)	(6.7)	(4.1)
Present value of actuarial liabilities calculated in 2018	-	-	-	-	-	-	10.2	-
Actuarial (gains) losses - experience	5.4	(5.1)	10.7	14.8	9.6	-	4.9	2.0
Actuarial (gains) losses - demographic hypothesis	-	(2.4)	(5.9)	(4.3)	(0.7)	(1.8)	(0.9)	(0.8)
Actuarial losses - economic hypothesis	4.4	13.7	2.8	11.1	0.6	1.4	0.9	1.7
Ending balance of liabilities	148.9	132.8	167.5	161.4	55.2	49.3	96.5	84.7

Rollforward of fair value assets
Benefits paid directly by the Company	6.6	1.1	20.1	16.6	9.7	9.5	6.7	4.1
Contributions of the sponsor	(6.6)	(1.1)	(20.1)	(16.6)	(9.7)	(9.5)	(6.7)	(4.1)
Ending balance of fair value of assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(37.4)	(31.2)	(86.5)	(64.9)	(37.5)	(38.0)	(16.0)	(12.9)
Actuarial gains (losses)	(9.8)	(6.2)	(7.6)	(21.6)	(9.4)	0.5	(4.8)	(3.0)
Ending balance of comprehensive income	(47.2)	(37.4)	(94.1)	(86.5)	(46.9)	(37.5)	(20.8)	(15.9)

Costs recognized in statement of income
Interest on actuarial liabilities	(12.7)	(12.3)	(12.2)	(13.2)	(4.0)	(5.1)	(2.5)	(2.9)
Current service costs	(0.2)	(0.2)	(6.5)	(6.0)	(2.1)	(2.1)	(0.8)	(0.9)
Past service costs	-	(2.9)	-	-	-	-	-	-
Cost recognized in statement of income	(12.9)	(15.4)	(18.7)	(19.2)	(6.1)	(7.2)	(3.3)	(3.8)

Estimated costs for the next year
Current service costs	-	(0.2)	(6.5)	(6.5)	(2.6)	(2.1)	(8.1)	(0.8)
Interest on actuarial liabilities	(13.5)	(12.7)	(11.8)	(12.2)	(4.4)	(4.0)	(4.2)	(2.5)
Estimated costs for the next year	(13.5)	(12.9)	(18.3)	(18.7)	(7.0)	(6.1)	(12.3)	(3.3)

(1)      Considers the sums of the retirement compensation and life insurance benefits.

g.              Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Medical plan		F.G.T.S. penalty		Others (1)
Actuarial assumptions	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17

Economic hypothesis
Discount rate	9.26%	9.76%	8.76%	9.30%	8.76%	9.30%
Inflation rate	4.00%	4.25%	4.00%	4.25%	4.00%	4.25%
Medical inflation	7.12%	7.38%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	5.18%	4.25%	5.18%	4.25%
F.G.T.S. balance growth	N/A	N/A	4.00%	4.00%	N/A	N/A

	Medical plan		F.G.T.S. penalty
Actuarial assumptions	12.31.18	12.31.17	12.31.18	12.31.17

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled	N/A	N/A	RRB-44	RRB-44
Schedule of turnover - BRF's historical	2,018	2,017	2,018	2,017
Demoraphic data
Number of active participants	1,141	1,287	83,966	86,817
Number of assisted beneficiary participants	609	643	-	-

(1)      Includes retirement compensation and life insurance benefits.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

h.              Forecast and average duration of payments of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Others	Total

2019	6.5	64.9	10.6	12.8	94.8
2020	7.1	15.3	8.9	7.6	38.9
2021	7.7	17.0	8.9	8.8	42.4
2022	8.4	15.8	6.5	8.2	38.9
2023	9.1	18.5	7.2	8.9	43.7
2024 to 2028	58.7	81.6	34.4	49.7	224.4

Weighted average duration - in years	14.00	3.78	4.26	8.25	6.71

i.                 Sensitivity analysis of post-employment plans

The Company made the sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2018, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities (1)	Average (%)	Actuarial liabilities (1)

Medical plan
Discount rate	9.26%	10.26%	(17.0)	8.26%	20.7
Medical inflation	7.12%	8.12%	20.3	6.12%	(17.0)

F.G.T.S. penalty
Discount rate	8.76%	9.76%	(5.5)	7.76%	6.1
Wage growth rate	5.18%	6.18%	1.0	4.18%	(0.9)
Turnover	Historical	+3%	(18.9)	-3%	25.8

(1)         Variation of actuarial liabilities.

26.           PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, commercial and other processes (including environmental and regulatory proceedings), tax, social security and labor risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings as “probable”, “possible” or “remote”. The Company records provisions for losses classified as "probable", as determined by the Company’s Management, based on legal advice, which reflect the estimated probable losses. Contingencies classified as "possible" loss are disclosed (but not provisioned) based on reasonably estimated amounts.

The Company’s management believes that, based on the elements existing at the base date of these financial statements, its provision for tax, civil, commercial and other, as well for labor risks, is sufficient to cover estimated losses related to its legal proceedings, as set forth below.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.1.      Contingencies for probable losses

The roll-forward of the provisions for tax, civil, commercial and other, and labor risks is summarized below:

	Tax		Labor		Civil, commercial and other		Contingent liabilities		Total
	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17	12.31.18	12.31.17
Beginning balance	303.4	281.7	691.7	479.7	407.5	122.5	370.6	499.9	1,773.2	1,383.8
Additions	42.3	177.1	390.9	704.0	58.1	164.1	-	11.0	491.3	1,056.2
Business combination	-	-	-	1.8	-	-	-	-	-	1.8
Reversals	(128.9)	(50.8)	(325.8)	(270.8)	(169.0)	(75.1)	(0.8)	(139.5)	(624.5)	(536.2)
Payments	(5.0)	(127.0)	(324.6)	(338.9)	(26.0)	(43.3)	-	-	(355.6)	(509.2)
Price index update	39.4	26.6	120.5	128.5	32.3	242.0	-	-	192.2	397.1
Exchange rate variation	(8.5)	(4.2)	(37.9)	(12.6)	(8.9)	(2.7)	(0.1)	(0.8)	(55.4)	(20.3)
Transfer - held for sale (1)	(12.6)	-	(46.2)	-	(12.0)	-	(0.1)	-	(70.9)	-
Ending balance	230.1	303.4	468.6	691.7	282.0	407.5	369.6	370.6	1,350.3	1,773.2

Current									495.6	536.1
Non-current									854.7	1,237.1

(1)      Amounts transferred to liabilities directly associated with the assets held for sale (note 12).

26.1.1  Tax

The tax contingencies consolidated and classified as probable losses relate to the following main legal proceedings:

ICMS: The Company discusses administratively and judicially judgments of ICMS arising from the ICMS tax credits on mainly related to the acquisition of use and consumption materials, property, plant and equipment, communication service, presumed credit, alleged underpayment of tax rate differential, tax rebate, isolated fine and others, in amount to R$100.7 (R$157.0 as of December 31, 2017).

PIS and COFINS: The Company discusses administratively and judicially the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, which amount is R$125.1 (R$106.5 as of December 31, 2017).

Other tax contingencies: The Company recorded other provisions for tax claims related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), contributions due to joint liability for services provided by third parties, through assignment of labor debits included in REFIS with deposit awaiting consolidation and conversion into payment, in addition to debits as tax debts arising from differences of accessory obligations, import taxes, industrialized products tax, payment of compensation fees and others. In view of the amnesty payments the provision amounted in R$47.5 (R$51.6 as of December 31, 2017).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.1.2  Labor

The Company is defendant in several labor claims individual or with the Public Minister, mainly related to overtime, time spent by the workers for changing uniforms, in-commuting hours, rest breaks, occupational accidents, among others. None of these labor claims is individually significant. The Company recorded a provision based on past history of payments and loss prognosis.

26.1.3  Civil, commercial and others

Civil contingencies are mainly related to claims relating to traffic accidents, moral and property damage, physical casualties, consumer relations, allegations contractual breaches, and allegations of noncompliance with legal obligations, among others.

26.1.3.1 Investigation by the Turkish Competition Board

The Turkish Competition Board (“TCB”) initiated an investigation for the determination of whether the undertakings engaged in the industry of chicken meat production including Banvit, an indirect subsidiary of BRF, violated the Turkish Competition Laws by controlling domestic price levels and volumes, and controlling supply in the Aegean region during the period between November 2013 and July 2017.

The Company has received an investigation report and an additional opinion from the competition authority and has submitted three written defenses. An oral hearing before the Competition Board will be held on February 27, 2019. Following the oral hearing, the Competition Board will issue its short form decision within 15 days and later the reasoned decision, which sets out the grounds for the fine, if applicable.

Based on the evidences that are presented in the Investigation Report, in the Additional Opinion and the continuing stance of the Investigation Committee requesting a fine to be imposed on the Company, it can be deemed probable that the Company will receive a fine of some sort. Although on December 31, 2018 there was a wide range of possibilities, unclear elements and significant level of uncertainty regarding the calculation of the potential fine amount. Based on the unclear elements and uncertain variables set out, it was not possible to make a precise estimation regarding the exact magnitude of the fine that would be imposed by the Competition Board in case it ultimately resolves that the Company has violated the Competition Law at the end of the Investigation. Accordingly, in the year ended December 31, 2018, no provision related to the subject process was recognized. Additionally, there are clauses in Banvit’s purchase agreement and insurance policy that may cover partially or fully future losses.

On March 14, 2019 the TCB announced a short decision regarding this investigation in which imposed an administrative fine of TRY 30.5. A reasoned decision is expected to be rendered within the course of 2019. The Company does not expect to have material losses related to this investigation.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.2.      Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded. On December 31, 2018 the total amount of the possible contingencies was R$13,965.8 (R$13,278.4 as of December 31, 2017), of which R$369.6 (R$370.6 as of December 31, 2017) was recorded at fair value as a result of business combinations with Sadia.

26.2.1  Tax

Tax contingencies with a risk of possible loss amounted to R$12,336.9 (R$11,469.9 as of December 31, 2017), from which R$369.6 (R$370.2 as of December 31, 2017) was recorded at fair value as a result of business combination with Sadia.

The most relevant tax cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$524.5 (R$506.3 as of December 31, 2017). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad are disclosed in note 13.3.

Income Tax and Social Contribution: The Company discusses administratively and judicially several tax assessment notices involving compensation of tax losses, refunds and offset of income and social contribution tax credits against other federal tax debts, including credits arising from the Plano Verão legal dispute. Also, on February 05, 2015 BRF received a tax assessment notice, related to the compensation of tax loss carryforwards and negative calculation basis up to limit of 30% when it has incorporated one of the groups entity during calendar year 2012. The contingent liabilities relative to the subjects discussed totaled R$1,311.1 (R$1,276.4 as of December 31, 2017).

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by certain States local rules (“guerra fiscal”) in a total amount of R$1,724.8 (R$1,690.6 as of December 31, 2017); (ii) maintenance of ICMS tax credits on the acquisition of certain products with a reduced tax burden (“cesta básica”) in a total amount of R$816.4 (R$789.9 as of December 31, 2017);  (iii) absence of evidence to prove the balances of exports in the amount of R$396.2 (R$333.8 as of December 31, 2017) and (iv) R$2,061.8 (R$1.946.2 as of December 31, 2017) related to other ICMS claims.

Related to the disputes involving “guerra fiscal” (item i above), on December 18, 2017 was published the Agreement ICMS Nº 190/2017 which regulates a Supplementary Law

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Nº 160/2017, allowing, after the necessary internal regulations of the States, the remission of the debts assessed/executed. On November 01, 2018 was published new ICMS Agreement nº 109/18 which partially amended ICMS Agreement nº 190/17, extending the deadlines for validating tax incentives and remitting debts to 2019.

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

IPI: The Company discusses administratively and judicially the non-ratification of compensation of IPI credits resulting from purchases of exempted goods, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS debits being some cases having favorable decisions. Such discussed credits totaled the amount of R$445.1 (R$441.7 as of December 31, 2017).

PIS and COFINS: The Company is involved in administrative proceedings regarding (i)  offsetting of credits against other federal tax debts, (ii) disputes about the application (or not) of tax exemptions to some of our products (seasoned meats), iii) levied on the sale of certain types of products (non processed meat), (iv)  Decrees 2.445 and 2.449 (“semestralidade”) and others in the amount of R$4,363.1 (R$4,001.2 as of December 31, 2017).

Social Security Taxes: The Company is involved in disputes related to social security taxes allegedly due on payments to service providers as well as joint responsibility with civil construction service providers and others in a total amount of R$244.5 (R$262.9 as of December 31, 2017).

Other Contingencies: The Company is involved in proceedings regarding to a requirement of a fine of 50% of the compensation amount of PIS/COFINS and IRPJ not approved awaiting final decision of the processes, basis of calculation of social contribution on net income, tax on services and others of several natures, fees, property tax, import tax, IOF, as well as an isolate fine arising from alleged errors on Digital Fiscal Bookkeeping (“EFD”) on 2012, totaling R$449.3 (R$190.0 as of December 31, 2017).

26.2.2  Labor

On December 31, 2017 the contingencies assessed as possible loss totaled R$125.5 (R$139.3 as of December 31, 2017).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

26.2.3  Civil

The civil contingencies for which losses were assessed as possible totaled R$1,503.4 (R$1,714.9 as of December 31, 2017) and were mainly related to claims for damages, including moral damages, arising from work accidents, traffic accidents, consumer relations, allegations of contractual noncompliance, allegations of noncompliance with legal obligations, among others.

26.2.4  Other

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as well as a shareholders class action also in 2018. The development of these processes and the already incurred effects are described in the notes 1.2 and 1.3.

26.3.      Contingent Assets

26.3.1  Exclusion of VAT (ICMS) from PIS and COFINS tax base

On March 15, 2017, the Supreme court in the judgment of the Extraordinary Appeal No. 574.706 of the State of Paraná, moved by Import, Export and Oil Industry ("IMCOPA"), established the thesis, with general repercussion, that the ICMS is not part of the tax basis for PIS and COFINS. The judgment of the Extraordinary Appeal it is still pending the assessment of the opposing objections by the Union.

The Company has in its name an estimated contingent asset in the amount of R$954.6, corresponding to PIS / COFINS paid in the past, including ICMS in the calculation basis. In addition, the Company has other actions on the same subject by merged companies, with favorable decisions, whose amounts are already being determined and will be recognized upon final decision (note 11.2).

27.           SHAREHOLDERS’ EQUITY

27.1.      Capital stock

On December 31, 2018, the capital subscribed and paid by the Company is R$12,553.4, which is composed of 812,473,246 book-entry shares of common stock without par value. The value of the capital stock is net of the public offering expenses of R$92.9.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common shares, in book-entry form without par value.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

27.2.      Breakdown of capital stock by nature

	12.31.18	12.31.17	12.31.16
Common shares	812,473,246	812,473,246	812,473,246
Treasury shares	(1,057,224)	(1,333,701)	(13,468,001)
Outstanding shares	811,416,022	811,139,545	799,005,245

27.3.      Rollforward of outstanding shares

	Quantity of outstanding of shares
	12.31.18	12.31.17	12.31.16
Shares at the beggining of the exercise	811,139,545	799,005,245	809,972,245
Purchase of treasury shares	-	-	(11,107,600)
Sale of treasury shares	-	12,134,300	140,600
Anticipated transfer of restricted shares	276,477	-	-
Shares at the end of the exercise	811,416,022	811,139,545	799,005,245

27.4.      Shareholders’ remuneration

	12.31.18	12.31.17	12.31.16
Net profit (Loss)	(4,448.1)	(1,125.6)	(372.4)
Dividends calculation base	(4,448.1)	(1,125.6)	(372.4)
Remuneration of shareholders' exceeding the mandatory minimum	-	-	513.2
Total remuneration of shareholders' in the year, as interest on shareholders' equity	-	-	513.2
Withholding income tax on interest on shareholders' equity	-	-	(77.0)
Remuneration of shareholders', net of withholding income tax	-	-	436.2

Dividends paid per share	-	-	0.76410

Payment of interest on shareholders' equity, paid in 2016 - gross of withholding income tax of R$76,982	-	-	(513.2)
Paid in the previous period - interest on shareholders' equity of 2015 - gross withholding income tax of R$48,318	-	-	(473.4)
Dividends paid related to 2015	-	-	(189.7)
Payments made during in the year	-	-	(1,176.3)

Remaining amounts outstanding	1,018.0	1,723.0	2,307.0
Interest on shareholders' equity outstanding	1,018.0	1,723.0	2,307.0

27.5.      Loss absorption

		Loss absorption		Reserve balances
	Limit on
	capital %	12.31.18	12.31.17	12.31.18	12.31.17
Actuarial loss FAF	-	(18.5)	(16.8)	-	-
Legal reserve	20	(101.4)	(438.8)	-	101.4
Capital increase reserve	20	-	(30.3)	-	-
Reserve for tax incentives	-	-	(639.7)	-	-
		(119.9)	(1,125.6)	-	101.4

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Legal reserve: On December 31, 2018, the reserve was zero, once it absorbed R$101.4, partial amount of the loss for the year.

27.6.      Capital reserve

27.6.1  Capital reserve

	Capital Reserves
	12.31.18	12.31.17	12.31.16
Result on disposal of shares	(40.7)	(40.7)	(40.7)
Granted shares canceled	(32.4)	(32.4)	(32.4)
Valuation of stock exchange	166.2	166.2	166.2
Shares based payment	262.3	261.8	236.2
Goodwill on acquisition of non-controlling entities	(40.5)	(40.5)	(47.4)
Acquisition of non-controlling entities	(199.3)	(199.3)	(240.9)
Loss on the change in equity interest - Subsidiaries	(0.2)	-	-
	115.4	115.1	41.0

27.6.2 Treasury shares

The Company has 1,057,224 shares in treasury, with an average cost of R$53.60 (fifty-three Brazilian Reais and sixty cents) per share, with a market value corresponding to R$23.2.

	Quantity of outstanding of shares
	12.31.18	12.31.17
Shares at the beggining of the exercise	1,333,701	13,468,001
Sale of treasury shares	-	(12,134,300)
Anticipated transfer of restricted shares	(276,477)	-
Shares at the end of the exercise	1,057,224	1,333,701

27.7       Breakdown of the capital by owner

The shareholding position of shareholders holding more than 5% of the voting capital, management and members of the Board of Directors is presented below (unaudited):

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

	12.31.18		12.31.17
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	93,226,766	11.47	92,716,266	11.41
Caixa de Previd. dos Func. Do Banco do Brasil (1)	86,506,952	10.65	86,605,452	10.66
Management
Board of Directors	6,376,083	0.78	41,220,470	5.07
Executives	31,662	0.00	157,546	0.02
Treasury shares	1,057,224	0.13	1,333,701	0.16
Other	625,274,559	76.97	590,439,811	72.68
	812,473,246	100.00	812,473,246	100.00

(1)      The pension funds are controlled by employees that participate in the respective entities.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in its bylaws.

28.            LOSS PER SHARE

Continued operations	12.31.18	12.31.17	12.31.16
Basic numerator
Loss for the year attributable to controlling shareholders	(2,115.0)	(984.2)	(107.8)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,294,251	803,559,763	801,903,266
Loss per share basic - R$	(2.60691)	(1.22486)	(0.13442)

Diluted numerator
Loss for the year attributable to controlling shareholders	(2,115.0)	(984.2)	(107.8)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,294,251	803,559,763	801,903,266
Weighted average number of outstanding shares - diluted	811,294,251	803,559,763	801,903,266
Loss per share diluted - R$	(2.60691)	(1.22486)	(0.13442)

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Discontinued operations	12.31.18	12.31.17	12.31.16
Basic numerator
Loss for the year attributable to controlling shareholders	(2,333.1)	(141.3)	(264.6)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,294,251	803,559,763	801,903,266
Loss per share basic - R$	(2.87577)	(0.17588)	(0.32996)

Diluted numerator
Loss for the year attributable to controlling shareholders	(2,333.1)	(141.3)	(264.6)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,294,251	803,559,763	801,903,266
Weighted average number of outstanding shares - diluted	811,294,251	803,559,763	801,903,266
Loss per share diluted - R$	(2.87577)	(0.17588)	(0.32996)

	12.31.18	12.31.17	12.31.16
Basic numerator
Loss for the year attributable to controlling shareholders	(4,448.1)	(1,125.6)	(372.4)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,294,251	803,559,763	801,903,266
Loss per share basic - R$	(5.48267)	(1.40073)	(0.46437)

Diluted numerator
Loss for the year attributable to controlling shareholders	(4,448.1)	(1,125.6)	(372.4)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,294,251	803,559,763	801,903,266
Weighted average number of outstanding shares - diluted	811,294,251	803,559,763	801,903,266
Loss per share diluted - R$	(5.48267)	(1.40073)	(0.46437)

Diluted result is calculated considering the numbers of dilutive potential ordinary shares (stock options and restricted shares). However, due to loss disclosed for the year ended December 31, 2018 and 2017, the numbers of dilutive potential ordinary shares (stock options) has antidilutive effect and therefore was not considered in the calculation of diluted loss per share.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

29.           GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of states as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”).  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states.

On December 31, 2018, this incentive totaled R$174.2 (R$144.4 in 2017 and R$122.6 in 2016).

30.           RELATED PARTIES

As part of the Company’s operations, rights and obligations arise between related parties, resulting from transactions of purchase and sale of products, loans agreed based on contracts, on market or commutative conditions for similar transactions.

All the transactions and balances among the Company and its subsidiaries were eliminated in the consolidation and refer to commercial and/or financial transactions.

The price of transactions of the purchase, sale, industrialization, and sharing of costs which are commutative between BRF SA and SHB, were determined based on cost plus tax impacts, in order to preserve the value chain of the companies. As of December 31, 2018, with the merge of SHB by BRF S.A. (note 1.7), these transactions no longer exist.

30.1.     Transactions and balances

All companies set forth in note 1.1, which describes the relationship with BRF as well as the nature of the operations of each entity, are controlled by BRF, except for UP! Alimentos, PP-BIO and SATS BRF which are associates or joint ventures.

The Company also recorded a liability in the amount of R$1.3 (R$3.7 as of December 31, 2017) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, as of December 31, 2018 the Company recorded a payable to this entity of R$4.7 included in other liabilities (R$13.6 as of December 31, 2017).

The Company has entered into transactions with companies that are owned by members of its Board of Directors as demonstrated below:

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

		Amounts of revenues (expenses)
Companies	Type of transactions	12.31.18	12.31.17	12.31.16
Corall Consultoria Ltda (2)	Corall provided consulting services to BRF	-	-	(1.8)
Edavila Consultoria Empresarial Eireli (1)	Edavila provided consulting services to BRF	-	(0.5)	(0.3)
Hortigil Hortifruti S.A. ("Hortigil") (2)	BRF sells products to Hortigil	-	-	3.5
Instituto de Desenvolvimento Gerencial S.A.("Instituto") (2)	Instituto provided consulting services to BRF	-	(0.9)	(5.0)

(1)          Entity on which BRF has no equity interest, but have relationship with the Board of Directors, and provided services to the Company related international marketing and innovation.

(2)          Entities are no longer related parties, because Board of Director member has no more relationship with them.

30.2.      Other Related Parties

The Company leased properties owned by FAF. For the year ended December 31, 2018, the total amount paid as rent was R$16.9 (R$15.8 in the same period of the previous year). The rent value was set based on market conditions.

30.3.      Granted guarantees

All granted guarantees on behalf of related parties were disclosed in note 19.9.

30.4.      Management remuneration

Key management personnel include board members, statutory directors and the head of internal audit.

The total remuneration and benefits paid to these professionals are set forth below:

	Consolidated
	12.31.18	12.31.17	12.31.16
Salary and profit sharing	40.1	32.8	27.5
Short term benefits (1)	-	0.4	0.3
Private pension	0.6	0.6	0.8
Post-employment benefits	0.1	0.2	0.2
Termination benefits	10.1	5.8	5.9
Share-based payment	5.6	17.0	16.8
	56.5	56.8	51.5

(1)      Comprises:  Medical assistance, educational expenses and others.

In addition, the executive officers who are also an integral part of the key management personnel received between remuneration and benefits the total amount of R$38.4 for year ended December 31, 2018 (R$23.0 in 2017 and R$16.0 in 2016).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

31.           NET SALES

	12.31.18	Restated 12.31.17	Restated 12.31.16
Gross sales
Brazil	20,651.2	19,350.0	18,621.1
Halal	9,040.7	7,494.3	6,877.2
International	4,963.1	5,796.0	6,289.3
Other segments	958.4	895.5	941.7
	35,613.4	33,535.8	32,729.3

Sales deductions
Brazil	(4,366.4)	(4,161.4)	(3,813.1)
Halal	(747.4)	(800.3)	(650.6)
International	(195.9)	(182.5)	(289.2)
Other segments	(115.3)	(77.5)	(92.5)
	(5,425.0)	(5,221.7)	(4,845.4)

Net sales
Brazil	16,284.8	15,188.6	14,808.0
Halal	8,293.3	6,694.0	6,226.6
International	4,767.2	5,613.5	6,000.1
Other segments	843.1	818.0	849.2
	30,188.4	28,314.1	27,883.9

32.           RESEARCH AND DEVELOPMENT COSTS

Consist of expenditures on internal research and development of new products which are recognized in the statement of income when incurred. The expenditures amounted to R$53.5 for the year ended December 31, 2018 (R$52.0 in 2017 and R$200.2 in 2016).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

33.           OTHER OPERATING INCOME (EXPENSES), NET

	12.31.18	Restated 12.31.17	Restated 12.31.16
Income
Recovery of expenses (1)	285.3	119.9	99.9
Provision reversal	27.9	13.4	56.1
Scrap sales	14.7	14.5	14.4
Gain on step business combination	-	-	59.6
Gain from the disposal of property, plant and equipment	-	-	27.2
Tax amnesty program ("PERT")	-	147.7	-
Other	59.8	87.4	19.2
	387.7	382.9	276.4

Expenses
Expenses arising from Trapaça Operation (2)	(78.9)	(78.3)	-
Net loss from the disposals of property, plant and equipment	(59.6)	(21.2)	-
Rewards and short-term incentive	(47.0)	(101.5)	(7.0)
Costs on business disposed	(27.8)	(36.7)	-
Other employees benefits	(25.0)	(33.2)	(28.9)
Provision for civil and tax risks	(18.0)	(180.8)	(109.0)
Restructuring	(17.8)	(14.9)	-
Demobilization expenses	(14.8)	(44.7)	-
Insurance claims costs	(9.4)	(25.1)	(32.7)
Expected credit losses	(2.7)	(13.6)	(5.5)
Management profit sharing	-	-	(3.4)
Idleness costs	-	-	(0.2)
Other	(67.4)	(166.3)	(88.7)
	(368.4)	(716.3)	(275.4)
	19.3	(333.4)	1.0

(1)         The balance in 2018 refers mainly to recognition of PIS / COFINS to be recoverable in the amount of R$225.6 (note 11.2).

(2)      In 2018, expenses arising from Trapaça Operation (note 1.2.2) and in 2017 expenses arising from Carne Fraca Operation (note 1.2.1).

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

34.           FINANCIAL INCOME (EXPENSES), NET

	12.31.18	Restated 12.31.17	Restated 12.31.16
Financial income
Interest on assets	596.4	302.5	313.8
Exchange rate variation on other assets	404.6	-	327.7
Exchange rate variation on net assets of foreign subsidiaries (1)	330.5	213.5	-
Interest on cash and cash equivalents	159.3	267.8	188.4
Interests on financial assets classified as
Amortized cost	98.6	61.7	84.8
Fair value throught profit and loss	14.5	19.8	43.6
Fair value throught other comprehensive income	0.7	8.2	-
Exchange rate variation on marketable securities	45.0	-	56.2
Tax amnesty program ("PERT")	-	302.1	-
Exchange rate variation on other liabilities	-	388.1	-
Exchange rate variation on loans and financing	-	-	1,322.0
	1,649.6	1,563.7	2,336.5

Financial expenses
Interest on loans and financing	(1,281.8)	(1,367.7)	(1,100.8)
Exchange rate variation on loans and financing	(1,265.9)	(190.4)	-
Adjustment to present value	(277.4)	(283.3)	(353.6)
Interest on liabilities	(246.0)	(469.2)	(269.6)
Losses on derivative transactions, net	(212.7)	(117.2)	(1,080.7)
Exchange rate variation on other liabilities	(169.5)	-	(514.0)
Losses price to be fixed transactions	(112.8)	(22.3)	(76.4)
Taxes on financial transactions	(79.3)	(81.4)	-
Impairment on marketable securities	(7.6)	-	-
Exchange rate variation on other assets	-	(593.5)	-
Exchange rate variation on marketable securities	-	(94.6)	-
Exchange rate variation on net assets of foreign subsidiaries	-	-	(660.5)
Premium paid for the repurchase of bonds (Tender Offer)	-	-	(31.8)
Others	(238.1)	(225.9)	(190.0)
	(3,891.1)	(3,445.5)	(4,277.4)
	(2,241.5)	(1,881.8)	(1,940.9)

(1)             Refers to gains and losses on translation of assets and liabilities reported by the Company’s subsidiaries whose functional currency is Real.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

35.           STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	12.31.18	Restated 12.31.17	Restated 12.31.16
Costs of sales
Raw materials and consumables (1)	17,790.9	15,024.9	14,458.1
Depreciation	1,381.2	1,305.0	1,162.0
Amortization	78.6	91.2	5.4
Salaries and employees benefits	3,637.7	3,679.9	3,448.9
Others	2,432.3	2,500.2	1,859.6
	25,320.7	22,601.2	20,934.0

Sales expenses
Depreciation	69.5	64.1	63.6
Amortization	65.6	65.5	12.0
Salaries and employees benefits	1,190.2	1,210.7	1,133.9
Indirect and direct logistics expenses (2)	2,260.4	2,034.6	1,965.0
Marketing	508.0	462.1	709.0
Others	419.9	371.7	637.7
	4,513.6	4,208.7	4,521.2

Administrative expenses
Depreciation	21.5	28.1	21.0
Amortization	78.7	38.3	119.6
Salaries and employees benefits	260.6	215.3	191.0
Fees	28.6	30.9	28.4
Others	161.7	149.9	82.6
	551.1	462.5	442.6

Impairment Loss on Trade and Other Receivables
Impairment Loss on Trade and Other Receivables	46.3	67.5	53.5
	46.3	67.5	53.5

Other operating expenses (3)
Depreciation	52.1	40.1	26.2
Others	316.3	676.2	249.2
	368.4	716.3	275.4

(1)      To the year ended December 31, 2018, included expenses in the amount of R$403.3 arising from Trapaça Operation (note 1.2.2), R$195.7 arising from restructuring plan (note 1.4) and R$72.9 arising from strike of trucker drivers (note 1.5). To the year ended December 31, 2017, included expenses in the amount of R$83.4 arising from Carne Fraca Operation.

(2)      To the year ended December 31, 2018, included expenses in the amount of R$12.4 arising from strike of trucker drivers (note 1.5).

(3)      The composition of other operating expenses is disclosed in note 33.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

36.           INSURANCE COVERAGE

The Company´s insurance policy considers the concentration and relevance of the risks identified in its risk management program. Thus, the contracted insurance coverage are adequate to the entity´s size, activities and for amounts considered reasonable for Management to cover any damages. The Company also follows the orientations provided by its advisors.

		12.31.18
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits	1,067.5
Carriage of goods	Coverage of goods in transit and in inventories	981.5
Civil responsability	Third party complaints	310.0

Each legal entity has its own coverages, which are not complementary.

37.           NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

37.1.      IFRS 16 - Leases

The Company has assessed the estimated impact arising from adoption of this pronouncement in its consolidated financial statement, as described below. We emphasize that the effective impact of adoption on January 01, 2019 may change due to:

•       the Company is concluding the implementation, testing and assessment of controls over its new IT systems for the management of leasing agreements;

•       the discount rate; and

•       an assessment whether it will exercise any renewal options and the choice to use practical expedients and recognition exemptions.

IFRS 16 introduces a single model for the accounting of leases for the lessee, for which should be recognized a right-of-use the underlying asset and a lease liability representing its obligation to make payments. Assets classified as short-term lease and lease of low-value items, are exempt from this treatment. The accounting model for lessor remains unchanged, meaning the lessors continue to classify the leases as financial or operating.

For leases in which the Company is a lessee, will be recognize new assets and liabilities arising from lease agreements of lands, outgrowers relationship, offices, distribution centers, vehicles, among others. The nature of expenses related to those lease agreements will now change because the Company will recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities.

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

Previously, the Company recognised operating lease expense on a straight-line basis over the term of the lease.

Based on information currently available, the Company estimates that it will recognise in its consolidated financial statement a right-of-use asset and a lease liability of approximately R$2,700.0 on January 01, 2019. Given the complexity of the topic, until the initial adoption of this standard there may be a variation in relation to the estimated value which the Company estimates to be up to 20% of the amount disclosed herein. The adoption of IFRS 16 does not affect the Company's ability to comply with any contractual agreements.

At the date of initial adoption, the Company will choose the modified retrospective approach, whose cumulative effect will be recognised as an adjustment to the opening balance of retained earnings on January 01, 2019, with no comparative information.

The Company will choose to use the exemptions provided by the pronouncement for lease agreements whose term expires in 12 months from the date of initial adoption and lease agreements whose underlying asset is low-value.

37.2.      IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, the Company shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. The interpretation is valid from January 1, 2019.

The Company is analyzing relevant tax decisions of superior courts and if it conflicts anyhow with the positions adopted by the Company. For already known uncertain tax positions the Company is also reviewing corresponding legal opinions. At present, the Company has not identified any material impact that should be disclosed or recorded.

38.           TRANSACTIONS THAT DO NOT INVOLVE CASH OR CASH EQUIVALENTS

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2018:

(i)              Capitalized interest arising from loans:  To the year ended December 31, 2018, amounted to R$19.6 (R$33.6 in the same period of the previous year); The amount related to discontinued operations is R$12.4 on December 31, 2018 (R$1.8 at December 31, 2017); and

BRF S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

(ii)      Addition of financial lease: To the year ended December 31, 2018, amounted to R$48.8 (R$117.3 in the same period of the previous year);

39.           APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on April 25, 2019.